Form 20-F
period 2000-12-31
PEARSON PLC
filed 2001-06-07
CIK 938323

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 7, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

Commission file number 1-16055

PEARSON PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

3 Burlington Gardens
London, England W1S 3EP
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of each exchange on which registered
*Ordinary Shares, 25p par value American Depositary Shares, each Representing One Ordinary Share, 25p per Ordinary Share	New York Stock Exchange New York Stock Exchange

*
Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the SEC.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at the close of the period covered by the annual report:

        Ordinary Shares, 25p par value 797,593,000

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  X     No

    Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17        Item 18  X

i

Item 9.	The Offer and Listing	48
Item 10.	Additional Information	49
	Material Contracts	49
	Exchange Controls	50
	Tax Considerations	50
	Documents on Display	53
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	53
	Introduction	53
	Interest Rates	53
	Currency Exchange Rates	56
	Forward Foreign Exchange Contracts	57
Item 12.	Description of Securities Other Than Equity Securities	58
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	58
Item 14.	Material Modification to the Rights of Security Holders and Use of Proceeds	58
Item 15.	[Reserved]	58
Item 16.	[Reserved]	58
PART III
Item 17.	Financial Statements	58
Item 18.	Financial Statements	59
Item 19.	Exhibits	59

ii

Introduction

    In this Annual Report on Form 20-F (the "Annual Report") references to "Pearson" or the "Group" are references to Pearson plc, its predecessors and its consolidated subsidiaries, except as the context otherwise requires. "Ordinary Shares" refer to the ordinary share capital of Pearson of par value 25p each. "ADSs" refer to American Depositary Shares issuable in respect of Ordinary Shares deposited pursuant to the Deposit Agreement dated March 1995, amended and restated as of August 8, 2000 among Pearson, The Bank of New York as depositary (the "Depositary") and owners and holders of ADSs (the "Deposit Agreement"). ADSs are represented by American Depositary Receipts ("ADRs") delivered by the Depositary under the terms of the Deposit Agreement.

    We have prepared the financial information contained in this Annual Report in accordance with UK GAAP, which differs in significant respects from US GAAP. We describe these differences in "Item 5. Operating and Financial Review and Prospects—Accounting Principles", and in Note 35 to our consolidated financial statements included in this Annual Report. Unless we indicate otherwise, any reference in this Annual Report to our consolidated financial statements is to the consolidated financial statements and the related notes, included elsewhere in this Annual Report.

    We publish our consolidated financial statements in sterling. We have included, however, references to other currencies. In this Annual Report:

  •
  references to "sterling", "pounds", "pence" or "£" are to the lawful currency of the United Kingdom,

  •
  references to "euro" or "E "are to the euro, the single currency established by the European Monetary Union, and

  •
  references to "US dollars", "dollars", "cents" or "$" are to the lawful currency of the United States.

    For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of £1.00 = $1.50, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 29, 2000. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated.

Forward-Looking Statements

    You should not rely unduly on forward-looking statements in this Annual Report. This Annual Report, including the sections entitled "Item 3. Key Information—Risk Factors", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects", contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terms such as "may", "will", "should", "expect", "intend", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other comparable terminology". Examples of these forward-looking statements include, but are not limited to, statements regarding the following:

  •
  operations and prospects,

  •
  growth strategy,

  •
  internet strategy,

  •
  funding needs and financing resources,

  •
  expected financial position,

  •
  market risk,

  •
  integration of acquired businesses,

  •
  debt levels, and

  •
  general market and economic conditions.

    These forward-looking statements are only predictions. They involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating them, you should consider various factors, including the risks outlined under "Item 3. Key Information—Risk Factors", which may cause actual events or our or our industry's results to differ materially from those expressed or implied by any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

    Not applicable.

Item 2. Offer Statistics and Expected Timetable

    Not applicable.

Item 3. Key Information

Selected Consolidated Financial Data

    The table below shows selected consolidated financial data for each of the years in the five-year period ended December 31, 2000. The selected consolidated profit and loss account data for the years ended December 31, 2000, 1999 and 1998, and the selected consolidated balance sheet data as at December 31, 2000 and 1999, have been derived from our consolidated financial statements included elsewhere in this Annual Report, which have been audited by PricewaterhouseCoopers, independent chartered accountants. The selected consolidated profit and loss account data for the years ended December 31, 1997 and 1996, and the selected consolidated balance sheet data as at December 31, 1998, 1997 and 1996, have been derived from our audited consolidated financial statements for those periods and as of those dates, which are not included in this Annual Report.

    Our consolidated financial statements have been prepared in accordance with UK GAAP, which differs from US GAAP in significant respects. See "Item 5. Operating and Financial Review and Prospects—Accounting Principles" and Note 35 to our consolidated financial statements. The consolidated financial statements contain a reconciliation to US GAAP of profit for the financial year, shareholders' funds and certain other financial data.

    The selected consolidated financial information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.

    For convenience, we have translated the 2000 amounts into US dollars at the rate of £1.00 = $1.50, the noon buying rate in The City of New York on December 29, 2000.

	December 31
	2000		2000		1999		1998		1997		1996
	$		£		£		£		£		£
	(in millions, except for per share amounts)
UK GAAP Information:
Consolidated Profit and Loss Account Data
Total sales	5,811		3,874		3,332		2,395		2,293		2,186
Total sales from continuing operations(1)	5,811		3,874		3,332		2,251		2,011		1,830
Operating profit from continuing operations(1)	305		203		270		187		252		132
Total operating profit	317		211		318		250		328		189
Profit after taxation	267		178		300		441		40		248
Operating profit before internet enterprises, goodwill amortization and other items(2)(6)	1,029		686		588		389		328		289
Earnings per equity share(3)(4)	36.9	¢	24.6	p	43.0	p	66.2	p	5.9	p	38.2	p
Adjusted earnings per equity share after internet enterprises(3)(5)	47.9	¢	31.9	p	43.3	p	37.5	p	31.2	p	27.3	p
Adjusted earnings per equity share before internet enterprises(3)(6)	81.9	¢	54.6	p	47.6	p	37.5	p	31.2	p	27.3	p
Diluted earnings per equity share(3)(7)	36.0	¢	24.0	p	42.4	p	65.4	p	5.7	p	37.9	p
Consolidated Balance Sheet Data
Total assets (Fixed Assets plus Current Assets)	13,215		8,810		5,350		5,317		2,253		2,246
Net assets	6,314		4,209		1,327		1,084		156		393
Long-term obligations(8)	4,073		2,715		2,286		2,562		609		556
Capital Stock	299		199		153		152		144		143
Number of equity shares outstanding (millions of ordinary shares)	798		798		613		610		577		571
	December 31
	2000		2000	1999		1998
	$		£	£		£
	(in millions, except for per share amounts)
US GAAP Information:(9)
Profit for the financial year	2,043		1,362	198		444
Profit from continuing operations for the financial year	1,818		1,212	168		122
Basic earnings per equity share(3)	280.8	¢	187.2p	28.9	p	67.2	p
Diluted earnings per equity share(3)	277.5	¢	185.0p	28.7	p	66.6	p
Basic earnings from continuing operations per equity share(3)	249.9	¢	166.6p	24.5	p	18.5	p
Diluted earnings from continuing operations per equity share(3)	246.9	¢	164.6p	24.3	p	18.3	p
Shareholders' funds	9,027		6,018	2,615		2,468

(1)
Continuing operations represent those operations carried on by us as at December 31, 2000. Operating profit from continuing operations consists of operating profit—Group, plus our share of operating profit from continuing operations for joint ventures and associates, as disclosed on page F-3 of the consolidated financial statements included in this Annual Report.

(2)
Other items include integration costs of £9 million in 2000 in connection with our acquisition of Simon & Schuster's educational, business and professional and reference publishing business (£95 million in 1999 and £120 million in 1998), integration costs of £27 million in 2000 in connection with our acquisition of Dorling Kindersley Holdings plc ("DK"), integration costs of £4 million in 2000 in connection with our acquistion of National Computer Systems, Inc. ("NCS"), year 2000 compliance costs of £5 million in 1999 (£7 million in 1998) and a £100 million charge for improper accounting in 1996 in our Penguin division.

(3)
All the earnings per share figures for 1996 to 1999 have been restated to reflect the rights issue of ordinary shares made during 2000 in order to finance the NCS acquisition.

(4)
Earnings per equity share is based on profit for the financial period and the weighted average number of ordinary shares in issue during the period (as restated per note 3 above).

(5)
Adjusted earnings per equity share is based on adjusted earnings for the financial period and the weighted average number of ordinary shares in issue during the period (as restated per note 3 above). Adjusted earnings excludes profits or losses on the sale of fixed assets and investments, businesses and associates, year 2000 compliance costs, integration costs in respect of the acquisitions of Simon & Schuster, DK and NCS, the accelerated amortization of a financing arrangement fee following the early redemption of a borrowing facility, the premium paid in respect of a forward currency option in connection with the acquisition of NCS and goodwill amortization. In 1996, the £100 million exceptional charge for improper accounting in Penguin and the loan stock redemption premium have also been excluded.

(6)
In 1999, we commenced presenting a second adjusted earnings per equity share (consistent with UK GAAP) in which the results of our internet enterprises are also excluded from earnings. See "Item 5. Operating and Financial Review and Prospects—Internet Enterprises".

(7)
Diluted earnings per equity share is based on diluted earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period (as restated per note 3 above). Diluted earnings comprise earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options.

(8)
Long-term obligations are comprised of medium and long-term borrowings plus amounts falling due after more than one year related to obligations under finance leases.

(9)
See Note 35 to the consolidated financial statements included in this Annual Report entitled "Summary of principal differences between United Kingdom and United States generally accepted accounting principles".

Dividend Information

    We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in October or November. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following June, subject to shareholders' approval at our annual general meeting.

    The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in New

York, New York, on each of the respective payment dates for interim and final dividends. The final dividend for the 2000 fiscal year was paid on June 1, 2001.

Fiscal Year	Interim	Final	Total	Interim	Final	Total
	(pence per ordinary share)			(cents per ordinary share)
2000	8.2	13.2	21.4	13.3	18.7	32.0
1999	7.7	12.4	20.1	12.6	18.7	31.3
1998	7.2	11.6	18.8	11.9	18.7	30.6
1997	6.7	10.7	17.4	11.2	17.6	28.8
1996	6.2	9.9	16.1	10.4	16.2	26.6

    Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting us. Historic dividend information has been restated to reflect the rights issue of equity shares in 2000.

Exchange Rate Information

    The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per sterling. The average rate is calculated by using the average of the noon buying rates in New York, New York, on each day during a monthly period, and on the last day of each month during an annual period. On June 1, 2001, the noon buying rate for sterling was £1.00 = $1.42.

Month	High	Low
May 2001	$1.44	$1.41
April 2001	$1.45	$1.42
March 2001	$1.47	$1.42
February 2001	$1.48	$1.44
January 2001	$1.50	$1.46
December 2000	$1.50	$1.44
Year Ended December 31	Average Rate
2000	$1.52
1999	$1.62
1998	$1.66
1997	$1.64
1996	$1.57

Risk Factors

    You should carefully consider the risk factors described below, as well as the other information included in this Annual Report. Our business, financial condition or results of operation could be materially adversely affected by any or all of these risks, or by other risks that we presently cannot identify.

Our reliance on intellectual property and proprietary rights that may not be adequately protected under current laws in some jurisdictions may adversely affect our results and our ability to grow

    Our products are largely comprised of intellectual property content delivered through a variety of media, including newspapers, books and the internet. We rely on trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in these products. However, we cannot assure you that our proprietary rights will not be challenged, invalidated or circumvented. Our intellectual property rights in jurisdictions such as the US and UK, which are the jurisdictions with the largest proportions of our operations, are well-established. However, we also conduct business in other countries where the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect our future growth. Moreover, despite trademark and copyright protection, third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorization. These unauthorized activities may be more easily facilitated by the internet.

    In addition, the lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for us in protecting our proprietary rights relating to our online business processes and other digital technology rights.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive

    Our education, business information and book publishing businesses operate in highly competitive markets. These markets continue to change in response to technological innovations and other factors. We cannot predict with certainty the changes that may occur and affect the competitiveness of our businesses. In particular, the means of delivering various of our products may be subject to rapid technological change. Although we have undertaken several initiatives to adapt to and benefit from these changes, we cannot predict whether technological innovations will, in the future, make some of our products, particularly those printed in traditional formats, wholly or partially obsolete. If this were to occur, we may be required to take steps to further adapt to the changing competitive environment.

We cannot assure you whether, or when, our substantial investment in our internet initiatives will produce returns

    We are investing significant amounts of capital to develop and promote our internet initiatives. We believe that the success of our internet initiatives will be an important component of our continued growth. We can offer no assurance as to the extent or timing of the revenue streams from our internet initiatives. This is due to a variety of factors, many of which are beyond our control. These factors may include:

  •
  the ability of our internet initiatives to achieve leadership positions in their respective markets,

  •
  competition from comparable and new technologies, and

  •
  the public's acceptance and increased use of the internet.

    In addition, as a consequence of our internet and other technological initiatives, we are increasingly dependent on the performance of our data networks and infrastructure.

Consolidation in the markets in which we operate could potentially place us at a competitive disadvantage

    Some of the markets in which we operate have experienced significant consolidation. In particular, the combinations of traditional media content companies and new media distribution companies have resulted in new valuation methods, business models and strategies. We cannot predict with certainty the extent to which these types of business combinations may occur or the success that they may achieve. Although we currently have strong positions in each of our market segments, these combinations could potentially place us at a competitive disadvantage with respect to scale, resources and our ability to develop and exploit new media technologies.

Pearson Education, our largest division, may not achieve continued growth in emerging markets due to political and economic forces beyond our control

    A variety of factors beyond our control may inhibit the growth of Pearson Education's operations in the emerging markets of Latin America, Africa, the Far East and Eastern Europe. These factors include foreign currency exchange rate risk, regulatory, political or economic conditions in a specific country or region, trade protection measures and other regulatory requirements and government spending patterns. Taken together, these factors could have a material adverse impact on the growth of Pearson Education and its future international business.

Item 4. Information on the Company

Pearson

    Pearson is a global media company with its principal operations in the education, business information and consumer publishing markets. We have significant operations in the United States, where we generate more than half our revenues, and in the United Kingdom and continental Europe. We create and manage intellectual property, which we promote and sell to our customers under well-known brand names, to inform, educate and entertain. We deliver our content in a variety of forms and through a variety of channels, including books, newspapers, television programs and internet services. We focus increasingly on building the applications that deliver our content in the most effective way.

    We use online capabilities in our back office, our supply chains, our base businesses and new businesses we create. The internet is already both an integral part of each of our businesses and a facilitator of new product and distribution opportunities.

Overview of Operating Divisions

    Although we seek to build businesses that are worth more together than apart because of the synergies they offer each other, our operations break down into three core areas:

  •
  Pearson Education  is a leading international publisher of textbooks, supplementary materials and electronic education programs for elementary and secondary school, higher education and business and professional markets. Our September 2000 acquisition of National Computer Systems, Inc., or NCS, which now operates as NCS Pearson, has transformed Pearson Education into an integrated education company, linking curriculum, assessment and data management. In the United States, where Pearson Education primarily operates, our Scott Foresman, Addison Wesley Longman, Prentice Hall and Allyn & Bacon brands have enabled us to capture significant shares in the kindergarten through 12th grade markets. Our higher education business has been pre-eminent in the United States for many years. Our international education business is the global leader in the English language teaching materials market and has a major position in the textbook and educational materials market outside the United States, including being the largest textbook and school program provider in a number of local markets. In addition, we are a leader in using technology to educate, including online assessment and digital courseware through the Computer Curriculum Corporation, as well as products such as the Waterford Early Reading Program and Course Compass. Our education offerings also extend to business education, where FT Knowledge provides distance learning for the corporate and post-secondary markets and has entered into several agreements with major business schools and other educational institutions in the United States and worldwide. As the internet becomes an integral part of both the home and the classroom, our Learning Network, launched in September 2000, seeks to link teachers, parents and students in ways never possible before.

  •
  The FT Group  consists of our international newspaper, print and online financial information, business magazine and professional publishing interests. Our flagship product is the Financial Times, known internationally for its premium editorial content and international scope. Building upon the success of the Financial Times, we have developed a global information portal (FT.com), including an online personal finance resource (FTYourMoney.com), and a European online financial news website (FTMarketWatch.com). We have also developed a pan-European network of leading business newspapers and related online business portals, including Financial Times Deutschland, Les Echos and Expansión, for the German, French and Spanish-speaking markets. Recoletos, our Spanish media group which, in addition to Expansión, publishes Marca, the leading Spanish sports newspaper, sold 21% of its ownership to the public market on the Madrid Stock Exchange in 2000. We hold a 50% stake in The Economist, an international weekly current affairs and business magazine. We hold 60% of Data Broadcasting Corporation, a supplier of electronic database services to US and UK securities professionals. We hold a 34% ownership interest in MarketWatch.com, whose web properties, CBS.MarketWatch.com and bigcharts.com, are among the most popular destinations for financial and market news on the web.

  •
  The Penguin Group  is one of the premier English language publishers in the world, with brand imprints such as Penguin, Avery, Dutton, Putnam and Viking. We publish an extensive portfolio of fiction and non-fiction, literary and commercial works from authors such as Tom Clancy, Maeve Binchy, Amy Tan, Patricia Cornwell and Nick Hornby. We are one of the pre-eminent classics publishers and own or have rights to some of the most highly prized and enduring brands in children's publishing, featuring the books of Roald Dahl and such popular characters as Spot, Peter Rabbit and Madeline. We have a strong frontlist consisting of new books by bestselling authors, and a backlist consisting of more than 25,000 popular titles. In 2000, titles published by Penguin Putnam, as we are known in the US, spent a record 600 weeks on The New York Times bestseller list. The acquisition of Dorling Kindersley Holdings plc, or DK, one of the world's leading family illustrated reference publishers, gives us the potential to increase sales and profits as we bring them up to Penguin's best-in-class margins and use Penguin's marketing and distribution network to boost sales of DK titles. We also intend to integrate the benefits that DK brings throughout Pearson to enhance the appeal of some of Pearson Education's leading school programs and add to our new broadband educational television properties.

    Formerly our fourth operating division, Pearson Television combined with CLT-Ufa in July 2000 to form the RTL Group ("RTL"), a new public company with its primary listing on the London Stock Exchange. This transaction resulted in Pearson owning a 22% interest in RTL, Europe's largest free-to-air broadcasting company.

    Pearson was incorporated and registered in 1897 under the laws of England and Wales as a limited company and re-registered as a public limited company in 1981. We conduct our operations primarily through our subsidiaries and other affiliates. Our principal executive offices are located at 3 Burlington Gardens, London W1S 3EP, United Kingdom (telephone: 44-20-7411-2000).

Our Strategies

Group Strategies

    Pearson's corporate strategy is:

  •
  to focus on attractive, growing media markets where we have leadership positions and can build on common customers, brands, skills and values. Over the past four years we have reshaped the group by divesting a range of interests and investing over $7 billion in education, consumer publishing and business information.

  •
  to build on our position as a leading content company and embed content in applications and services, integrating the internet and other digital technologies.

  •
  to sustain a performance culture based on clearly understood, widespread goals—sales growth, trading margin improvement and converting profits into cash.

Divisional Strategies

  •
  Pearson Education  constantly seeks ways to make products more attractive to teachers, students, parents and professionals. By matching editorial excellence, applications and services along with efficient operations, we strive to remain the world's leading education company. The integration of Addison Wesley Longman with Simon & Schuster has produced market leadership in terms of sales in publishing. Our acquisition of NCS has transformed Pearson Education into an integrated education company, linking curriculum, assessment and data management. We have also launched Learning Network, an interactive online community of parents, students and teachers, to further expand the distribution of our content and generate new revenue streams. In addition, we are seeking to expand our international reach to benefit from our market expertise and build scale.

  •
  The FT Group  aims to be the leading source of strategic information, intelligence, analysis and commentary for senior managers and institutional and individual investors around the world. We are building on the strength of our flagship brand, the Financial Times, to create a pan-European network of national business newspapers and websites, including Les Echos in France, Expansión in Spain and Financial Times Deutschland (a joint venture with Gruner + Jahr) in Germany. With The Wall Street Journal, we have also launched Vedomosti, a Russian language business newspaper.

  •
  The Penguin Group  continues to strengthen its frontlist, working globally to extend its stable of bestselling authors and identify new talent. We are digitizing our business—all of our new titles and over half of our backlist titles have been converted to an electronic digital format to enable "printing on demand" and "e-book" delivery. We are also building online communities around authors and genres to strengthen our relationship with our readers and to create new revenue streams. The acquisition of DK builds strong links with our education business.

Operating Divisions

Pearson Education

    Pearson Education is one of the world's largest publishers of textbooks and paper and online teaching materials based on published sales figures and independent estimates of sales. Pearson Education serves the growing demands of teachers, students, parents and professionals throughout the world for stimulating effective education programs. With federal and state governments under pressure to measure academic progress against clear objective standards, the market for educational testing services in the United States has grown significantly. Our acquisition of NCS enables us to combine testing and assessment with our traditional educational curriculum services and products to form one of the world's leading integrated education companies. NCS Pearson provides the entire spectrum of educational services—from educational curriculum to testing and assessment to data management. NCS Pearson's testing and assessment operations have been integrated into each of our US school, US higher education and professional and international educational subdivisions.

    Pearson Education has three principal operating divisions—US school, US higher education and professional and international. In 2000, Pearson Education had sales of £2,090 million, or 54% of Pearson's total sales compared to £1,725 million in 1999. Pearson Education realizes approximately two-thirds of its sales and all of its profits in the second half of the year.

Pearson Education's Well Known Imprints

Prentice Hall	a secondary school publisher of engineering, math, science and humanities titles and a higher education publisher in every discipline
Scott Foresman	a publisher of reading, math and science titles for elementary school

Addison Wesley Longman	a higher education publisher of science, math and business titles
Allyn & Bacon	a publisher of education, social science and humanities titles for the higher education market
Pearson Professional Technical Reference	publishers of computer books
Silver Burdett Ginn	a publisher of math and music titles for the elementary school market

  US School

    Pearson Education is a leading US school publisher for kindergarten through 12th grade, with a comprehensive range of textbooks, supplementary materials and electronic education programs. We believe that our market share in this sector is approximately 25%. Pearson Education's premier elementary school imprint, Scott Foresman, and premier secondary school imprint, Prentice Hall School, publish high quality programs covering subjects such as reading, literature, math, science and social studies. In addition, these groups publish online assessment and digital courseware through the Computer Curriculum Corporation, as well as programs such as the KnowZone. We also publish supplementary teaching aids for both elementary and secondary schools and teacher-written activity books. We are a leading publisher in online assessment and digital courseware through NCSLearn and the Waterford Early Reading Program. We are one of the leading commercial testing companies in America, scoring and processing some 40 million student tests across America every year.

    With over 90% of education spending for kindergarten through 12th grade in the United States financed at the state or local level, the US Schools division's major customers are state education boards and local school districts. In the United States, 20 states, which account for over 50% of the total kindergarten through 12th grade US school population of some 52 million students, buy educational programs by means of periodic statewide "adoptions". These adoptions cover programs in the core subject areas. Typically, a state committee selects a short-list of education programs from which the school districts then make individual choices. We actively seek to keep as many of our offerings as possible on the approved list in each state, and we market directly to the school districts. In the 30 states without adoptions, or "open territories", local school districts choose education programs from the extensive range available. We actively market to school districts in open territories as well. Our revenues are currently split evenly between adoption states and open territory states.

  US Higher Education & Professional

    Pearson Education is the United States's largest publisher of educational textbooks and related materials for colleges and universities based on sales. We believe that our market share in this sector is approximately 34%. We publish across all of the main fields of study with imprints such as Prentice Hall, Addison Wesley and Allyn & Bacon. We market primarily to college professors who choose the texts to be purchased by their students. Over 1,200 of Pearson Education's college textbooks have an interactive companion website with online study guides to reinforce text concepts, and chat rooms and bulletin boards to facilitate interaction between students and faculty. An increasing number of our programs are delivered through online course management systems that provide a powerful set of easy-to-use tools that allow professors to create sophisticated web-based courses.

    We also publish textbooks and reference books for industry professionals, with a particular strength in computers and information technology. Our imprints in this area include Macmillan USA, Pearson Professional Technical Reference, Prentice Hall, Addison Wesley and Adobe Press. Many of these publications are also available both on the internet and via CD-ROM. Online sales have grown rapidly, although they only accounted for a small percentage of Pearson Education's total sales for 2000. We work closely with many independent online retailers and operate our own portal for IT professionals, InformIT. Our Government Solutions group manages and processes student grant applications on behalf of the US Department of Education and has a number of education-related contracts with various government departments.

  International

    Pearson Education has sales, distribution and publishing operations in 35 countries throughout the world. We produce textbooks, English language teaching materials (in which we are a global leader) and professional publications. Our international division also offers translations and imprints of our US higher education and professional publications. NCS Pearson creates, manages and processes tests in countries all around the world, although the majority of its sales continue to come from the United States.

    Our publications are primarily in English and are marketed to the English speaking markets, primarily through our own wholesale distributors, but also through third party distributors and to retailers. In addition to English, we also publish in the local language in a number of countries, including Germany, France, Spain, Italy, Mexico, Colombia, Brazil, Hong Kong, Japan and South Korea. In a number of countries, such as Hong Kong, we are the largest publisher of school materials.

  Learning Network

    In September 2000, following our acquisition earlier in the year of 87% of Family Education Network Inc. for £96 million, we launched our Learning Network (www.learningnetwork.com). Learning Network is a leading consumer education source on the web, providing educational content and reference sources—as well as applications and services—for teachers, schools students, parents and anyone interested in professional development and lifelong learning. In March 2001, Learning Network attracted over 11 million unique users, generating 120 million page views.

  FT Knowledge

    In July 2000, we acquired The Forum Corporation, one of the top corporate training companies in the US, for £61 million. It has combined with FT Knowledge to create one of the world's leading corporate training and e-learning companies. The combined business provides learning solutions and training programs in executive development, sales, customer service, management, leadership and finance for both corporations (our clients include approximately 130 of the Fortune 500 companies) and individuals.

The FT Group

    The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information, analysis and services to a growing audience of internationally minded business people. In 2000, the FT Group had sales of £844 million, or 22% of Pearson's total sales, compared to £687 million in 1999. Business is now global, with an increasing demand for strategic business information—the combination of news, data, comment, analysis and context in which the FT Group excels. In addition to professional and business consumers, individuals around the world are demanding such strategic business information. We believe that the FT Group is very well positioned to supply information and benefit from these trends.

    The Financial Times is a leading international daily business newspaper. Its average daily circulation of 485,000 copies in December 2000, as reported by the Audit Bureau of Circulation, was 10% greater than the prior year, and gives the Financial Times the second largest circulation of any English language business daily in the world. The Financial Times derived approximately three-quarters of its revenue in 2000 from advertising and approximately one-quarter from circulation. The geographic distribution of the Financial Times' average daily circulation was:

United Kingdom/Republic of Ireland	39%
Continental Europe (including Africa and Middle East)	30%
Americas	26%
Asia	5%

    The Financial Times newspaper is printed in 18 cities around the world and has one of the world's fastest growing international readerships. The Financial Times draws upon an extensive network of international correspondents and its editorial skills to produce unique, informative and timely business information. We believe that we have the largest number of correspondents of any English language daily newspaper in the world. For production and distribution, the Financial Times uses computer-driven communications and printing technology for timely delivery of the various editions of the newspaper to the appropriate geographic markets. The Financial Times is distributed through independent news agents and direct delivery to homes and institutions.

    FT.com, the newspaper's internet partner, combines agenda-setting editorial with relevant financial data and discussion groups, as well as a broad range of business tools including the largest search function on the internet. The following operating statistics show that, similar to the Financial Times, FT.com has quickly shown an ability to attract a large number of users:

	January 2000	January 2001
Users(1)	1,099,800	1,978,535
Page views	24,817,680	42,269,530

(1)
Users refers to the number of unique visitors to the site during the specified period.

  European Business Newspapers & Online Services

    Our pan-European network of national business newspapers and online services includes France's leading business newspaper, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansión and Expansiondirecto.com. In February 2000, we launched in partnership with Gruner + Jahr a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

  Securities and Specialist Financial Information

    Through our controlling interest in Data Broadcasting Corporation, we are one of the world's leading global providers of financial and business information to institutional and individual investors. Data Broadcasting Corporation supplies time-sensitive pricing, dividend, corporate action and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value unlisted fixed income instruments. At the core of the business are its extensive database expertise and technology resources. Its products include eSignal, an online real-time quotation service for brokers and active traders.

  Business Information

    FT Business produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

  Private Investor Information

    FTMarketWatch, a joint venture with CBSMarketWatch, provides free, fast, incisive, real-time financial and market news to Europe's rapidly growing community of private investors. The FT Group owns a 34% interest in CBSMarketWatch, whose web properties, bigcharts.com and CBSMarketWatch.com, are among the internet's most popular destinations for financial market news.

  Joint Ventures and Associates

    The FT Group also has a number of other associates and joint ventures, including:

  •
  A 50% interest in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

  •
  FTSE International, a joint venture with the London Stock Exchange, which, among other things, publishes the FTSE index.

  •
  Vedomosti, a leading Russian business newspaper and a partnership venture with Dow Jones and Independent Media.

  •
  A 50% interest in BDFM, publishers of South Africa's leading financial newspaper and magazine.

  Recoletos

    Pearson owns a 79% stake in Recoletos, a Spanish media group that we built with its Spanish founding shareholders over several years. Recoletos' publishing businesses in Spain and Portugal include Marca, a leading sports newspaper for the region with an average annual circulation of 403,000 in 2000, Expansión, a daily business newspaper, Actualidad Economica, a weekly business magazine, and Telva, a monthly women's magazine. It is also developing its internet activities as it seeks to extend the reach of its print-based products.

The Penguin Group

    Penguin is one of the premier English language publishers in the world. We publish an extensive range of titles, including some of the very best new fiction and non-fiction, literary prize winners and commercial blockbusters. Our titles range from history and science to essential reference. We are also one of the pre-eminent classics publishers and own some of the most highly prized and enduring brands in children's publishing, featuring popular characters such as Spot, Peter Rabbit and Madeline, as well as the books of Roald Dahl. We rank in the top three, based upon sales, in all major English speaking markets—the United States, the United Kingdom, Australia, New Zealand, Canada, India and South Africa.

    The Penguin Group combines a frontlist consisting of new books by best-selling authors with a backlist consisting of more than 25,000 popular titles. In the United States, Penguin Putnam landed 106 titles on the New York Times bestseller lists in 2000, up 56% from 1999, including 13 titles that reached the number one position. Its adult hardcover and paperback titles spent a total of 600 weeks on the New York Times bestseller lists in 2000, up 36% from 1999. In the UK, Penguin had 39 titles in the Bestseller Booktrack top 15, with best selling authors including Alex Garland, Jeremy Paxman, Sue Townsend and Jamie Oliver. In 2000, the Penguin Group had sales of £755 million, representing 19% of Pearson's total sales, compared to £565 million in 1999.

    Revenues are split approximately evenly between frontlist and backlist titles, minimizing Penguin's exposure to volatility in either market. The Penguin Group earns over 90% of its revenues from the sale of hard cover and paperback books. The balance comes from audio books and from the sale and licensing of intellectual property rights, such as the Beatrix Potter series of fictional characters. We also sell a range of titles on CD-ROM and cassette and act as a book distributor for a number of smaller publishing houses.

    We sell directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel which best serves the specific requirements of an order. In the last few years, we have also seen a significant growth in online purchasing directly by consumers, which currently accounts for approximately 5% of US sales and a growing percentage of UK sales. Online sales are made through third parties such as Amazon.com.

    We publish under the following imprints and have many well known authors.

Penguin Group Imprints
Penguin's Representative Authors
Adult	Children
Avery Berkley Books Dorling Kindersley Dutton Hamish Hamilton Michael Joseph Penguin Plume Putnam Signet Viking	Dial Dorling Kindersley Dutton Frederick Warne Ladybird Penguin Puffin Viking	Tom Clancy Patricia Cornwell Clive Cussler Alex Garland Sue Grafton Nick Hornby Jamie Oliver Beatrix Potter Zadie Smith Amy Tan Sue Townsend

    The Penguin Group's gateway internet site, Penguin.com, provides access to its focused websites in the US, Canada, UK and Australia. Websites have also been developed to target certain niche audiences. For example, Penguinclassics.com has an entire online world for the classics, with anthologies, original essays, interviews and discussions and links to other classics sites. In addition, we have developed the award-winning PeterRabbit.com, and we are extending rapidly our range of author websites, live webcasts and subject-specific sites, such as one for readers of romance novels. The Penguin Group aims to use the internet to increase the commercial efficiency of its existing publishing operations and to exploit its popular brands and unique content, and to continue to convert its library into digital formats suitable for e-book delivery, printing on demand and other forms of distribution.

    On May 12, 2000, we completed our acquisition of DK, an international publisher of illustrated reference books, for £318 million. Designed to make complicated subjects simple, DK has built a unique and attractive graphic style which is now recognized around the world. Aiming to be a complete "cradle to grave" publisher that families can grow up with, we produce books for children of all ages and books for adults covering a huge variety of subjects including childcare, health, gardening, food and wine, travel, business and sports. Not only does our "lexigraphic" design approach make our books easily translatable across cultures, but it has also formed the basis of our library of 2.5 million wholly owned digital images which have many applications—in print or online.

RTL

    On July 25, 2000, Pearson Television was combined with CLT-Ufa, the television and broadcasting business owned by Germany's Bertelsmann AG, and Belgium's Audiofina, to create RTL, Europe's largest free-to-air broadcasting company. The combined company is an integrated pan-European company with activities in television production, online delivery and broadcasting, including the well-known RTL television stations. Pearson acquired a 22% interest in RTL. We also have the right to appoint two directors to the board provided that, with certain exceptions, our equity interest in RTL is maintained at agreed levels. Currently Marjorie Scardino, our chief executive officer, and John Makinson, our finance director, are directors of RTL.

    Prior to the completion of the RTL transaction, Pearson Television was the world's leading independent international television producer. It had grown rapidly over the last eight years through a number of acquisitions, including Grundy, All American Communications and Talkback productions. As part of RTL it continues to own the largest selection of game show formats in the world and is the largest producer of serial dramas.

Competition

    All of Pearson's businesses operate in highly competitive environments.

    Pearson Education competes with other publishers and creators of educational materials and services. These companies include large international companies, such as McGraw-Hill, Reed Elsevier (after its acquisition of Harcourt's school business), Houghton Mifflin and Thomson. Competition is based on the ability to deliver quality products that appeal to the school boards, educators and government officials making purchasing decisions, at competitive prices.

    The FT Group competes with other companies engaged in the publishing of business news, such as The Wall Street Journal. The FT Group competes with other newspapers and information sources for readership by offering timely and expert journalism, and competes for advertisers with other forms of media based on the ability to offer an effective means for advertisers to reach their target audience.

    The Penguin Group competes with other publishers of fiction and non-fiction books. Principal competitors include Random House and Harper Collins. Publishers compete by developing a portfolio of books that are in demand by continually seeking out and promoting talented writers and by offering their works at competitive prices.

Intellectual Property

    Our principal intellectual property assets consist of our trademarks and other rights in our brand names, particularly Financial Times and Penguin and the various imprints of Pearson Education, and copyrights in our content. We believe we have taken all appropriate available legal steps to protect our intellectual property in all relevant jurisdictions.

Raw Materials

    Paper is the principal raw material used by each of Pearson Education, the FT Group and the Penguin Group. We purchase most of our paper through our central purchasing department located in the United States. We have not experienced and do not anticipate difficulty in obtaining adequate supplies of paper for their operations, with sourcing available from numerous suppliers. While local prices fluctuate depending upon local market conditions, we have not experienced extensive volatility in fulfilling paper requirements. In the event of a sharp increase in paper prices, we have a number of alternatives to minimize the impact on our operating margins, including modifying the grade of paper used in production.

Government Regulation

    The manufacture of certain of our products in various markets is subject to governmental regulation relating to the discharge of materials into the environment. Our operations are also subject to the risks and uncertainties attendant to doing business in numerous countries. Some of the countries in which we conduct these operations maintain controls on the repatriation of earnings and capital and restrict the means available to us for hedging potential currency fluctuation risks. The operations that are affected by these controls, however, are not material to Pearson as a whole. Accordingly, these controls have not significantly affected our international operations. Regulatory authorities may have enforcement powers that could have an impact on us. We believe, however, that we have taken and continue to take measures to comply with all applicable laws and governmental regulations in the jurisdictions where we operate so that the risk of these sanctions does not represent a material threat to us.

Licenses, Patents and Contracts

    We are not dependant upon any particular licenses, patents or new manufacturing processes that are material to our business or profitability. Likewise, we are not materially dependant upon any contracts with suppliers or customers, including contracts of an industrial, commercial or financial nature. RTL and its affiliated broadcasting entities hold licenses granted by various governmental authorities. These licenses generally are subject to renewal at prescribed periods and are subject to forfeiture for failure to comply with the rules and regulations of those authorities.

Developments in 2000

    The following mergers, acquisitions, disposals and material investments took place in 2000:

  •
  On February 29, 2000, we combined our FT Interactive Data business, which was then called FT Asset Management, with Data Broadcasting Corporation, one of America's leading providers of real time financial market data to traders and individual investors. The FT Group has retained a 60% stake in the combined business.

  •
  On March 3, 2000, we completed the sale of our interests in the Lazard banking houses for £396 million payable at closing, together with dividend payments totaling £40 million.

  •
  On May 9, 2000, we completed the acquisition of DK, an international illustrated reference publisher for £318 million, which we financed from cash on hand and our bank line of credit.

  •
  On June 29, 2000, we acquired an 87% interest in Family Education Network, Inc for £96 million, which we financed from cash on hand and our bank line of credit. At the same time, we announced our plans for Learning Network, an online consumer education network, which includes an alliance with America Online.

  •
  On July 6, 2000, FT Knowledge, our business education and management development business, announced its acquisition of The Forum Corporation, one of America's top corporate training companies, for $90 million, which we financed from cash on hand and our bank line of credit.

  •
  On July 25, 2000, Pearson Television combined with CLT-Ufa to form RTL, a pan-European integrated broadcaster and content company in which we retain a 22% interest. RTL was subsequently listed on the London Stock Exchange on July 26, 2000.

  •
  On September 8, 2000, we completed the acquisition of NCS for $2.5 billion (or $73 per NCS share). We financed this acquisition through a rights offering in which we offered to each shareholder the right to purchase three additional ordinary shares at £10 per ordinary share for every 11 ordinary shares held on the record date preceding the offering. In total, our August 2000 rights offering included the issuance of over 170 million new ordinary shares and raised total gross proceeds of £1.7 billion (or approximately $2.6 billion).

  •
  In September 2000, the FT Group co-led a $61 million investment with Cahners Business Information in Business.com, a comprehensive Web-based business information resource. We financed this investment from cash on hand. Other investors included IndustryClick and The McGraw-Hill Companies.

Organizational Structure

    Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates. We have interests in subsidiaries and other entities throughout the world. Below is a list of our significant subsidiaries, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

Name	Country of Incorporation/Residence	Percentage Interest/Voting Power
Pearson Education Inc.	United States	100
Financial Times Limited	England and Wales	100
FT Group Limited	England and Wales	100
Pearson Netherlands BV	Netherlands	100
Recoletos Compañia Editorial SA	Spain	78.97
Recoletos Cartera Inversiones SA	Spain	78.97
Pearson AG	Switzerland	100
Pearson Overseas Holdings Limited	England and Wales	100
Whitehall Trust	England and Wales	100
Pearson Longman Inc.	United States	100
Pearson Investment Holdings Inc.	United States	100

Property, Plant and Equipment

    Our headquarters is located at leasehold premises in London, England. We own or lease approximately 280 properties in 24 countries worldwide, the majority of which are located in the UK and the US.

    All of the properties owned and leased by us are suitable for their respective purposes and are in good operating condition.

    We own the following principal properties:

General Use of Property	Location	Area in Square Feet
Warehouse	Pittstown, Pennsylvania, US	510,000
Warehouse	West Nyack, New York, US	501,912
Warehouse	Kirkwood, New York, US	409,000
Offices	Iowa City, Iowa, US	310,000
Offices/Warehouse	Ringwood, Victoria, Australia	274,159
Offices	Old Tappan, New Jersey, US	212,041
Offices	Reading, Massachusetts, US	158,527
Offices	Mesa, Arizona, US	96,000

    We lease the following principal properties:

General Use of Property	Location	Area in Square Feet
Offices	Upper Saddle River, New Jersey, US	474,801
Offices	Hudson, New York, US	271,952
Warehouse/Offices	Harmondsworth, UK	250,658
Warehouse	Bittleswell, UK	210,000
Offices	London, UK	152,986
Offices	Harlow, UK	98,000
Offices	Eden Prairie, Minnesota, US	75,879
Offices	Madrid, Spain	72,839
Offices	Bedford, Massachusetts, US	64,349

Item 5. Operating and Financial Review and Prospects

    The following discussion and analysis is based on and should be read in conjunction with the consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report. The financial statements have been prepared in accordance with UK GAAP, which differs in significant respects from US GAAP. Note 35 to our consolidated financial statements provides a description of the significant differences between UK GAAP and US GAAP as they relate to our business and provides a reconciliation to US GAAP.

General Overview

Introduction

    During 2000, our sales grew from £3,332 million to £3,874 million and operating profit, before goodwill amortization, internet enterprises and other items, increased from £588 million to £686 million. The performances of Pearson Education, the FT Group and the Penguin Group all contributed to these increases. Our profit before taxation, goodwill amortization and exceptional and non-operating items, fell from £402 million to £333 million, as we stepped up investment in our internet enterprises. The net costs of developing our internet enterprises increased from £39 million in 1999 to £196 million in 2000. We believe the net costs of our internet enterprises will fall, however, during 2001.

    Our 2000 results of operations reflect a number of major strategic moves, including the following:

  •
  We completed the disposal of our stake in the Lazard banking houses for £436 million.

  •
  We acquired DK for £318 million.

  •
  We combined Pearson Television with CLT-Ufa and took a 22% stake in RTL, Europe's largest free-to-air broadcasting company.

  •
  We completed the £1.7 billion acquisition, financed by an offering of ordinary shares through a rights issue, of NCS.

  •
  We also made a number of smaller acquisitions and strategic investments.

    While the net effect of these portfolio changes was to reduce operating profit by approximately £10 million in 2000, we believe that these changes will result in revenue and earnings growth in 2001 and will result in a simpler portfolio of more closely related assets. Goodwill amortization increased significantly as a result of our acquisitions. Because goodwill is amortized over its useful life, not exceeding 20 years, this goodwill amortization is expected to continue for the foreseeable future. See "Item 4. Information on the Company—Developments in 2000" for additional information regarding our recent significant acquisitions, divestitures and investments.

Sales information by operating division

    The following table shows sales information for each of the past three years specified broken out by operating division:

	Year ended December 31
	2000		1999		1998
	£		£		£
	(in millions)
Pearson Education	2,090	(1)	1,725		702
FT Group	844		687		683
The Penguin Group	755	(1)	565		523
Television(2)	185		355		343

Continuing operations	3,874		3,332		2,251
Discontinued operations	—		—		144

Total	3,874	(3)	3,332	(3)	2,395

(1)
The Pearson Education operating division included sales of £146 million in respect of NCS, and the Penguin Group operating division included sales of £125 million in respect of DK, each of which was acquired during 2000.

(2)
Prior to the contribution of Pearson Television to RTL in July 2000, Television was a separate operating division of Pearson. Following the contribution we began accounting for Television as an associate investment rather than as a stand alone operating division and thus we no longer consolidated the sales of Television.

(3)
Sales attributable to our internet enterprises (described below under "—Internet Enterprises") amounted to £45 million in 2000 and £7 million in 1999.

Sales information by geographic market supplied

    The following table shows sales information for each of the past three years broken out by geographic region:

	Year ended December 31
	2000	1999	1998
	£	£	£
	(in millions)
United Kingdom	533	544	497
Continental Europe	466	518	461
North America	2,528	1,990	1,078
Asia Pacific	230	200	161
Rest of World	117	80	54

Continuing operations	3,874	3,332	2,251
Discontinued operations	—	—	144

Total	3,874	3,332	2,395

Internet Enterprises

    We refer to our discrete internet operations as our internet enterprises. These are significant internet ventures within Pearson Education and the FT Group whose activities and results we are able to identify separately from their print-based counterparts. For a description of our internet enterprises, see "Item 4. Information on the Company—Operating Divisions—Pearson Education" and "—The FT

Group." In 1999, we commenced reporting our operating profit and earnings per equity share before and after internet enterprises, as well as before goodwill amortization and other items. This presentation is consistent with UK GAAP. So long as it is practical to identify separately the results of these businesses, we intend to continue to report our operating profit and earnings per equity share in this manner.

Exchange Rate Fluctuations

    We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar, and, to a lesser extent, the euro. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was $1.51 in 2000, $1.61 in 1999 and $1.66 in 1998. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. See "Item 11. Qualitative and Quantitative Disclosures About Market Risk" for more information.

UK GAAP and US GAAP

    We prepare our financial statements in accordance with UK GAAP, which differs in significant respects from US GAAP. Our profit for the financial year ended December 31, 2000 under UK GAAP was £179 million compared with profit of £1,362 million under US GAAP. The profit for the financial year ended December 31, 1999 under UK GAAP was £294 million, compared with profit of £198 million under US GAAP.

    Equity shareholders' funds at December 31, 2000 under UK GAAP were £4,044 million compared with £6,018 million under US GAAP. Equity shareholders' funds at December 31, 1999 under UK GAAP were £1,321 million compared with £2,615 million under US GAAP.

    The main differences between UK GAAP and US GAAP relate to goodwill and intangible assets, deferred taxation, acquisition and disposal adjustments, derivatives, pensions and stock based compensation, and are discussed in further detail under "—Accounting Principles." Under UK GAAP, intangible assets are not identified separately from goodwill.

Results of Operations

Year ended December 31, 2000 compared to year ended December 31, 1999

  Consolidated Results of Operations

  Sales

    Our total sales increased by £542 million, or 16%, to £3,874 million in 2000, from £3,332 million in 1999. This increase was primarily due to increased sales at each of Pearson Education, the FT Group and the Penguin Group. Acquisitions contributed £354 million to total sales for 2000, the largest of which were DK and NCS. This increase was partially offset by a decrease in sales from the Television division resulting from it being accounted for as an associate investment subsequent to the completion of the RTL transaction in July 2000.

    Pearson Education continued to be our largest business sector in 2000. Sales at Pearson Education accounted for 54% of our total sales in 2000, compared to 52% in 1999. North America continued to be the most significant source of our sales, accounting for 65% of our total sales in 2000, compared to 60% in 1999.

  Cost of Sales and Net Operating Expenses

    The following table summarizes our cost of sales and net operating expenses:

	Year ended December 31
	2000			1999
	results of operations	goodwill amortization and other items	total	results of operations	goodwill amortization and other items	total
	£	£	£	£	£	£
	(in millions)
Cost of sales(1)	(1,633)	(8)	(1,641)	(1,414)	(10)	(1,424)

Distribution costs	(180)	—	(180)	(157)	—	(157)
Administration and other expenses	(1,693)	(220)	(1,913)	(1,382)	(220)	(1,602)
Other operating income	82	—	82	98	—	98

Net operating expenses(2)	(1,791)	(220)	(2,011)	(1,441)	(220)	(1,661)

(1)
Cost of sales in 2000 includes £211 million attributable to businesses acquired during the year.

(2)
Net operating expenses in 2000 includes £224 million attributable to businesses acquired during the year.

    Cost of Sales.  Cost of sales consists of costs for raw materials, primarily paper, production costs and advances for authors. Our cost of sales increased by £217 million, or 15%, to £1,641 million in 2000, from £1,424 million in 1999. This was in line with our increase in sales over the period, as cost of sales as a percentage of sales was 42% in 2000 and 43% in 1999. In 2000, cost of sales included an exceptional charge of £8 million in respect of the costs of the integration of DK. In 1999, cost of sales included an exceptional charge of £10 million in respect of the costs of the integration of the businesses acquired from Simon & Schuster.

    Distribution Costs.  Distribution costs consist primarily of shipping costs, postage and packing. Our distribution costs increased by £23 million, or 15%, to £180 million in 2000, from £157 million in 1999. Distribution costs were at 5% of sales in both 2000 and 1999.

    Administration and Other Expenses.  Our administration and other expenses increased by £311 million, or 19%, to £1,913 million in 2000, from £1,602 million in 1999. Administration and other expenses as a percentage of sales increased to 49% in 2000, from 48% in 1999. In 2000, administration and other expenses included an exceptional charge of £32 million in respect of the costs of the integration of DK, NCS and the businesses acquired from Simon & Schuster together with goodwill amortization of £188 million, £118 million of which related to the 1998 acquisition of Simon & Schuster. In 1999, administration and other expenses included an exceptional charge of £85 million in respect of the integration of the businesses acquired from Simon & Schuster, goodwill amortization of £130 million, £116 million of which related to the 1998 acquisition of Simon & Schuster and £5 million related to Year 2000 compliance costs. Excluding the exceptional charges and goodwill amortization in 2000 and 1999, administration and other expenses remained relatively consistent at 44% of sales in 2000 compared to 41% in 1999.

    Goodwill Amortization and Other Items.  Goodwill amortization, including goodwill amortization relating to associates (£51 million in 2000; £1 million in 1999), increased by £108 million to £239 million in 2000, from £131 million in 1999, primarily due to goodwill resulting from the acquisitions of DK, Family Education Network and NCS in 2000, the acquisition of a controlling interest in Data Broadcasting Corporation in February 2000 and the RTL transaction in July 2000. Goodwill is amortized over its estimated useful life, not exceeding 20 years, and thus this charge is expected to continue for the foreseeable future. Other items decreased by £60 million, or 60%, to £40 million in 2000, from £100 million in 1999. During 2000, other items comprise a £27 million charge in respect of the integration of DK which was acquired in May 2000, a £4 million charge in respect of the integration of NCS which was acquired in September 2000 and a £9 million charge in respect of the integration of the businesses acquired from Simon & Schuster in November 1998. The charge in respect of the Simon & Schuster acquisition decreased by £86 million, or 91%, to £9 million in 2000, from £95 million in 1999. In addition, in 1999 other items included a £5 million charge in respect of Year 2000 compliance costs.

    Other Operating Income.  Other operating income decreased to £82 million in 2000 from £98 million in 1999 due primarily to reduced rights and royalty income at Television as a result of it being accounted for as an associate investment subsequent to the completion of the RTL transaction in July 2000.

  Operating Profit

    Our total operating profit decreased by £107 million, or 34%, to £211 million in 2000, from £318 million in 1999. This decrease was due to the increase in the investment in internet enterprises from £39 million in 1999 to £196 million in 2000. However, our operating profit before internet enterprises, goodwill amortization and other items increased by £98 million, or 17%, to £686 million in 2000, from £588 million in 1999. This increase was primarily due to increased profit realized at Pearson Education, the FT Group and the Penguin Group.

  •
  Operating profit before internet enterprises, goodwill amortization and other items attributable to Pearson Education increased by £63 million, or 25%, to £320 million in 2000, from £257 million in 1999, primarily due to increased profit realized in US School, US Higher Education and Professional and International and the acquisition of NCS in September 2000 which contributed operating profit of £15 million.

  •
  Operating profit before internet enterprises, goodwill amortization and other items attributable to the FT Group increased by £61 million, or 41%, to £211 million in 2000, from £150 million in 1999, primarily due to increases in circulation and advertising at the Financial Times and Les Echos newspapers and increases at FT Interactive Data due to its combination with Data Broadcasting Corporation in February 2000.

  •
  Operating profit before internet enterprises, goodwill amortization and other items attributable to the Penguin Group increased by £14 million, or 22%, to £79 million in 2000, from £65 million in 1999, primarily due to a number of new and established authors reaching the best-seller lists.

    Our trading margin, which measures the ratio of our trading profit, which is operating profit excluding income from investments, joint ventures and associates and losses from internet enterprises, to our sales, increased to 16.5% in 2000, from 15.2% in 1999. This was primarily due to our continued effort to decrease overall costs as a percentage of sales.

  Non-operating Items

    Profit before taxation on the sale of fixed assets, investments, businesses and associates was £254 million in 2000 compared to £306 million in 1999. Taxation on these items was £48 million in 2000 and £85 million in 1999. In 2000, the most significant items were a profit of £231 million on the sale of our interest in the Lazard banking houses, a profit of £86 million on the sale of 20% of our interest in Recoletos and a loss of £63 million on the sale of a number of small businesses. In 1999, the most significant items were a profit of £345 million on the sale of our interest in BSB Holdings Ltd and a loss of £19 million on the sale of our Extel research products business.

  Net Finance Costs

    Net finance costs consist primarily of our net interest expenses related to borrowings. Our total net interest payable increased by £10 million, or 7%, to £157 million in 2000, from £147 million in 1999. Our average net debt remained largely constant from 1999 to 2000, while our year end indebtedness increased to £2,301 million in 2000 compared to £1,995 million in 1999. The increase in interest expense followed a general rise in interest rates during the year. The weighted three month LIBOR, reflecting our borrowings in US dollars, euros and sterling, rose by 110 basis points, or 1.1%. The effect of these rises was mitigated by our existing portfolio of interest rate swaps, which converted over half of our variable rate commercial paper and bank debt to a fixed rate basis. As a result, our net interest rate payable averaged approximately 6.9%, rising 0.5% from 1999. For a more detailed discussion of our borrowings and interest expenses see "—Liquidity and Capital Resources—Capital Resources" and "—Borrowing" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

    Other net finance costs in 2000 include a charge of £16 million in respect of the acceleration of the amortization of an arrangement fee relating to a borrowing facility which was redeemed early and a charge of £8 million in respect of a premium which was paid relating to a forward currency option in connection with the acquisition of NCS.

  Taxation

    The taxation charge was £106 million in 2000, compared to £177 million in 1999. The taxation charge was 37.3% of profit before taxation in 2000, compared to 37.1% in 1999. In both 2000 and 1999 only limited taxation relief was available on goodwill amortization and only limited taxation relief was recognized on the DK, NCS and Simon & Schuster integration costs. In addition, in 2000 only limited taxation relief was recognized on the increased losses from internet enterprises. The overall taxation rate on the sale of fixed assets, investments, businesses and associates decreased to 18.9% in 2000, from 27.8% in 1999. The most significant item was a profit of £231 million on the sale of our interest in the Lazard banking houses which yielded a relatively low effective taxation rate.

    The taxation rate on adjusted earnings, as defined below under "—Earnings Per Ordinary Share", fell to 23% in 2000 from 25% in 1999. The difference of 7% between the 30% UK statutory taxation rate in 2000 and the 23% effective taxation rate on adjusted earnings in 2000 was primarily due to the availability of tax losses in the US. The difference of 5.25% between the 30.25% UK statutory taxation rate in 1999 and the 25% effective taxation rate on adjusted earnings in 1999, was again primarily due to the availability of tax losses in the United States. The benefit of the US losses in 2000 was slightly offset by higher taxation rates in countries other than the UK and the US and by the acquisition of a controlling interest in Data Broadcasting Corporation in 2000, whose profits are not covered by our tax losses.

  Minority Interests

    Minority interests consist of the public's 21% interest in Recoletos following its initial public offering in September 2000, and the public's 40% interest in Data Broadcasting Corporation following the combination of our FT Interactive Data business with Data Broadcasting Corporation in February 2000. Minority interests were not significant in 1999.

  Profit for the Financial Year

    Profit for the financial year after taxation and equity minority interests decreased by £115 million, or 39%, to £179 million in 2000, from £294 million in 1999, primarily due to the increase in internet enterprises losses, the increase in goodwill amortization and the decrease in profits on the sale of fixed assets, investments, businesses and associates.

  Earnings Per Ordinary Share

    Earnings per ordinary share, which reflect earnings divided by the weighted average number of shares in issue, decreased to 24.6 pence in 2000 from 43.0 pence in 1999 based on a weighted average number of shares of 727.7 million in 2000 and 683.4 million in 1999. The weighted average number of shares in 1999 has been restated to reflect an offering of ordinary shares through a rights issue during 2000 to finance the NCS acquisition. This decrease in earnings per ordinary share was primarily due to the increase in internet enterprises losses, the increase in goodwill amortization and the decrease in profits on the sale of fixed assets, investments, businesses and associates.

    Adjusted earnings per ordinary share decreased to 31.9 pence in 2000 from 43.3 pence in 1999. Adjusted earnings exclude the profits or losses on the sale of fixed assets and investments, businesses and associates. Also excluded are Year 2000 compliance costs, integration costs in respect of the acquisitions of Simon & Schuster, DK and NCS, the accelerated amortization of a financing arrangement fee following the early redemption of a borrowing facility, the premium paid in respect of a forward currency option in connection with the acquisition of NCS and goodwill amortization.

    Adjusted earnings before internet enterprises per ordinary share increased to 54.6 pence in 2000 from 47.6 pence in 1999. Adjusted earnings before internet enterprises excludes the above-mentioned items and also excludes the losses arising on internet enterprises.

    Diluted earnings per ordinary share decreased to 24.0 pence in 2000 from 42.4 pence in 1999 primarily due to the increase in internet enterprises losses, the increase in goodwill amortization and the decrease in profits on the sale of fixed assets, investments, businesses and associates. Earnings dilution included the tax benefit on the conversion of certain share options by employees and, after taking into account the effect of dilutive share options, the weighted average number of ordinary shares applicable was 736.1 million in 2000 and 691.2 million in 1999.

  Exchange Rate Fluctuations

    The weakening of sterling against the US dollar on an average basis had a positive impact on reported sales and profits in 2000 compared to 1999. We estimate that if the 1999 average rates had prevailed in 2000, sales would have been lower by £125 million and operating profit would have been lower by £20 million. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for a discussion regarding our management of exchange rate risks.

  Operating Profit by Division

    The following table summarizes our operating profit by division:

	Operating profit before internet enterprises, goodwill amortization and other items				Operating profit after internet enterprises, goodwill amortization and other items
	Year ended December 31				Year ended December 31
	2000		1999		2000		1999
	£	%	£	%	£	%	£	%
	(£ in millions)
Pearson Education	320	47	257	48	67	33	36	13
FT Group	211	31	150	28	45	22	103	38
The Penguin Group	79	12	65	12	38	19	64	24
Television	68	10	68	12	53	26	67	25

Continuing Operations(1)	678	100	540	100	203	100	270	100

(1)
Discontinued operations contributed an additional £8 million to operating profit in 2000 and an additional £48 million in 1999.

  Pearson Education

    Pearson Education's operating profit before internet enterprises, goodwill amortization and other items increased by £63 million, or 25%, to £320 million in 2000, from £257 million in 1999. This increase was primarily due to an increase in sales. As a percentage of sales, Pearson Education's operating profit before internet enterprises, goodwill amortization and other items increased to 15.3% in 2000, from 14.9% in 1999 due to improved operating efficiencies.

    Operating profit after internet enterprises, goodwill amortization and other items increased by £31 million, or 86%, to £67 million in 2000, from £36 million in 1999. This increase was attributable to an increase in sales and lower integration costs, partially offset by an increase in goodwill amortization and internet enterprises costs. Pearson Education's operating profit after internet enterprises, goodwill amortization and other items, as a percentage of sales, increased to 3.2% in 2000, from 2.1% in 1999 due to improved operating efficiencies and lower integration costs, partially offset by an increase in goodwill amortization and internet enterprises costs. For a description of our internet enterprises, see "—Internet Enterprises".

    Pearson Education's sales before internet enterprises increased by £362 million, or 21%, to £2,087 million in 2000 from £1,725 million in 1999, principally due to increases in sales in US School, US Higher Education and Professional and International, together with the acquisition of NCS in September 2000 which contributed sales of £146 million. Pearson Education's 2000 sales comprised 55% of our total sales, excluding internet enterprises. Internet enterprises contributed an additional £3 million to Pearson Education's sales in 2000, compared to zero for 1999. The percentage of sales contributed by Pearson Education to our total sales is expected to increase in 2001 as sales attributable to NCS will be included for a full year.

    The US School business increased sales by £136 million, or 23%, to £722 million in 2000, from £586 million in 1999. This increase in sales was primarily due to a gain in market share by the science and reading programs during 2000 as well as the continued success of our math program and the acquisition of NCS in September 2000.

    The US Higher Education and Professional business increased sales by £113 million, or 17%, to £779 million in 2000, from £666 million in 1999. This increase in sales was primarily due to increases in the college publishing operations in math, computer sciences, history and developmental English and the acquisition of NCS in September 2000.

    Sales in the International business increased by £94 million, or 21%, to £540 million in 2000, from £446 million in 1999. This increase in sales was primarily due to increased sales in Latin America and of our English language teaching materials.

    Sales in FT Knowledge increased by £24 million, or 126%, to £43 million in 2000, from £19 million in 1999. This increase in sales was primarily due to the acquisition of The Forum Corporation in June 2000.

  FT Group

    Sales in the FT Group before internet enterprises increased by £122 million, or 18%, to £802 million in 2000, from £680 million in 1999. Internet enterprises contributed an additional £42 million to the FT Group's sales in 2000, an increase of £35 million from £7 million of sales in 1999.

    The FT Group's operating profit before internet enterprises, goodwill amortization and other items, increased by £61 million, or 41%, to £211 million in 2000, from £150 million in 1999, primarily due to increased operating profit at the Financial Times and Les Echos newspapers, and increases at FT Interactive Data due to the inclusion of a full year's results of the Thompson Financial Securities business, which was acquired in July 1999, and FT Interactive Data's combination with Data Broadcasting Corporation in February 2000. As a percentage of sales, operating profit before internet enterprises, goodwill amortization and other items increased to 26.3% in 2000 from 22.1% in 1999.

    Operating profit after internet enterprises, goodwill amortization and other items decreased by £58 million, or 56%, to £45 million in 2000 from £103 million in 1999. As a percentage of sales, operating profit after internet enterprises, goodwill amortization and other items decreased to 5.3% in 2000 from 15.0% in 1999. For a description of our internet enterprises, see "—Internet Enterprises".

    Operating profit before internet enterprises, goodwill amortization and other items at the Financial Times newspaper increased by £25 million, or 45%, to £81 million in 2000, from £56 million in 1999. This increase in operating profit was partly attributable to an increase in circulation levels. The average daily circulation in December 2000 was 10% higher than the equivalent period in 1999. This increase was also partly attributable to advertising revenues, which increased by 34% in 2000. Advertising volume was generally high in 2000 for business newspapers as a result of the robust economy.

    Operating profit before internet enterprises, goodwill amortization and other items at FT Interactive Data increased by £28 million, or 90%, to £59 million in 2000, from £31 million in 1999. This increase in operating profit was primarily due to the inclusion of a full year's results of the Thompson Financial Securities business, which was acquired in July 1999, and the combination of FT Interactive Data with Data Broadcasting Corporation in February 2000.

    Operating profit before internet enterprises, goodwill amortization and other items at Les Echos Group increased by £11 million, or 61%, to £29 million in 2000, from £18 million in 1999. This increase in operating profit was partly attributable to a 5% increase in circulation at the newspaper, and partly attributable to a 37% increase in advertising revenues at the newspaper in 2000.

    Operating profit at Recoletos increased by £4 million, or 12%, to £38 million in 2000, from £34 million in 1999. This increase in operating profit was primarily due to a 16% increase in advertising revenues at Marca in 2000.

    Operating profit from joint ventures and associates within the FT Group decreased by £17 million to a loss of £5 million in 2000, from a profit of £12 million in 1999. This decrease in operating profit was primarily due to the start-up costs of Financial Times Deutschland.

  The Penguin Group

    Sales at the Penguin Group increased by £190 million, or 34%, to £755 million in 2000, from £565 million in 1999. This increase in sales was partly attributable to the acquisition of DK in May 2000 which contributed sales of £125 million in 2000 and partly attributable to a number of new and established authors reaching the best-seller lists in both the United Kingdom and the United States.

    The Penguin Group's operating profit before internet enterprises, goodwill amortization and other items increased by £14 million, or 22%, to £79 million in 2000, from £65 million in 1999. This increase in operating profit was primarily due to a number of new and established authors reaching the best-seller lists in both the United Kingdom and the United States. Excluding DK, as a percentage of sales, operating profit before internet enterprises, goodwill amortization and other items increased to 12.5% in 2000, from 11.5% in 1999, due to improved operating efficiencies.

    After internet enterprises, goodwill amortization and other items, operating profit decreased to £38 million, or 5.0% of sales, in 2000, from £64 million, or 11.3% of sales, in 1999, due to an increase in goodwill amortization and integration costs, each of which related to the DK acquisition.

    Neither sales nor operating profit at the Penguin Group were affected by our internet enterprises in 2000 or 1999.

  Television

    Sales at Television decreased by £170 million, or 48%, to £185 million in 2000, from £355 million in 1999 due to the combination of Pearson Television with CLT-Ufa to form RTL in July 2000. Following the completion of this transaction we now account for our interest in the combined entity as an associate, rather than a subsidiary. Sales of RTL are not consolidated, rather, only our share of profit before interest, net interest and taxation is reflected in our financial results. For more information on this combination, please refer to "Item 4. Information on the Company—Developments in 2000". Television's operating profit before internet enterprises, goodwill amortization and other items was £68 million in each of 2000 and 1999. Of the £68 million in operating profit at Television in 2000, £32 million was attributable to the operation of Television prior to the RTL transaction and £36 million was attributable to our share of the RTL operating profit since the RTL transaction. Operating profit after internet enterprises, goodwill amortization and other items was £53 million in 2000 and £67 million in 1999. The decrease in operating profit resulted from goodwill amortization related to the RTL transaction. Neither sales nor operating profit at Television were affected by our internet enterprises in 2000 or 1999.

  Internet Enterprises

    Sales in our internet enterprises increased by £38 million, to £45 million in 2000, from £7 million in 1999. Of the £45 million of sales in 2000, £42 million were in the FT Group and £3 million were in Pearson Education. Internet enterprises sales consist primarily of advertising revenue and expenses consist primarily of marketing costs and salaries. Operating losses in our internet enterprises increased by £157 million, to £196 million in 2000, from £39 million in 1999. Of the £196 million loss in 2000, £113 million was incurred by the internet enterprises of the FT Group compared to £36 million in 1999, and £83 million was incurred by the internet enterprises of Pearson Education compared to £3 million in 1999. We expect Pearson Education's internet enterprises to account for a higher percentage of operating losses resulting from internet enterprises in the future as we continue our investment in the internet enterprises of Pearson Education. We expect our internet enterprises to incur significant operating losses in the foreseeable future as we continue to invest in them. While we cannot predict the magnitude of these operating losses with any specificity, our continued investment in our internet enterprises will result in a decrease in our consolidated operating profit.

  Discontinued Operations

    In March 2000, we completed the sale of our interests in the Lazard banking houses group of investment banks to Financière et Industrielle Gaz et Eaux S.A. for £396 million. In addition to this stated purchase price, we received a £40 million dividend. The Lazard banking houses provide corporate finance advice and, to a lesser extent, participate in fee-earning business activities, such as fund management and securities trading. In 2000, our interests in the Lazard banking houses produced an operating profit of £8 million and in 1999 our interests in the Lazard banking houses produced an operating profit of £48 million.

Year ended December 31, 1999 compared to year ended December 31, 1998

  Consolidated Results of Operations

  Sales

    Our total sales increased by £937 million, or 39%, to £3,332 million in 1999, from £2,395 million in 1998. Sales from continuing operations increased by £1,081 million, or 48%, to £3,332 million in 1999, from £2,251 million in 1998. We realized this increase almost entirely in Pearson Education, where sales increased by £1,023 million primarily due to the Simon & Schuster acquisition in November 1998. This acquisition resulted in a full year of the businesses acquired from Simon & Schuster being included in our 1999 figures as opposed to just over one month in 1998.

    Pearson Education was our largest business sector in 1999. Sales at Pearson Education accounted for 52% of our total sales from continuing operations in 1999, compared to 31% in 1998. North America continued to be the most significant source of our sales, accounting for 60% of sales from continuing operations in 1999, compared to 48% in 1998.

  Cost of Sales and Net Operating Expenses

    The following table summarizes our cost of sales and net operating expenses:

	Year ended December 31
	1999 total			1998 continuing			1998 total
	results from operations	goodwill amortization and other items	total	results from operations	goodwill amortization and other items	total	total
	£	£	£	£	£	£	£
	(in millions)
Cost of sales	(1,414)	(10)	(1,424)	(1,089)	(49)	(1,138)	(1,176)

Distribution costs	(157)	—	(157)	(168)	—	(168)	(169)
Administration and other expenses	(1,382)	(220)	(1,602)	(758)	(90)	(848)	(933)
Other operating income	98	—	98	79	—	79	82

Net operating expenses	(1,441)	(220)	(1,661)	(847)	(90)	(937)	(1,020)

    Cost of Sales.  Our cost of sales from continuing operations increased by £286 million, or 25%, to £1,424 million in 1999, from £1,138 million in 1998, primarily due to the Simon & Schuster acquisition. Cost of sales from continuing operations as a percentage of sales decreased to 43% in 1999 from 51% in 1998, primarily due to the cost allocation mix at the businesses acquired from Simon & Schuster, where cost of sales as a percentage of sales was lower than in our other businesses. The allocation of expenses by function between cost of sales, distribution and administration and other may vary between companies depending on the type of business in which they operate. Cost of sales (and distribution costs) as a percentage of sales was lower at the education businesses acquired from Simon & Schuster, and correspondingly administration and other costs as a percentage of sales were higher, than our business information, consumer publishing and television businesses. Additionally, exceptional costs associated with the Simon & Schuster acquisition of £10 million in 1999 and £49 million in 1998 were recorded in cost of sales. Excluding these exceptional costs, cost of sales from continuing operations as a percentage of sales was 42% in 1999 and 48% in 1998.

    Distribution Costs.  Our distribution costs from continuing operations decreased by £11 million, or 7%, to £157 million in 1999, from £168 million in 1998. Distribution costs as a percentage of sales decreased to 5% in 1999, from 7% in 1998, primarily due to the cost allocation mix at the businesses acquired from Simon & Schuster, where distribution costs as a percentage of sales were lower than in our other businesses, taken together.

    Administration and Other Expenses.  Our administration and other expenses from continuing operations increased by £754 million, or 89%, to £1,602 million in 1999, from £848 million in 1998. Administration and other expenses as a percentage of sales increased to 48% in 1999, from 38% in 1998, primarily due to the cost allocation mix at the businesses acquired from Simon & Schuster, where administration and other expenses as a percentage of sales were higher than in our other businesses. In 1999, administration and other expenses included an exceptional charge of £85 million due to the costs of the integration of the businesses acquired from Simon & Schuster, goodwill amortization of £130 million, £116 million of which related to the Simon & Schuster acquisition and a £5 million charge in respect of Year 2000 compliance costs. In 1998, administration and other expenses included an exceptional charge of £71 million in respect of the integration of the businesses acquired from Simon & Schuster, goodwill amortization of £12 million, £10 million of which related to the Simon & Schuster acquisition and a £7 million charge in respect of Year 2000 compliance costs. Excluding the exceptional charges and goodwill amortization in 1999 and 1998, administration and other expenses would have been 41% of sales in 1999 compared to 34% in 1998, primarily due to the Simon & Schuster acquisition, where administration and other expenses as a percentage of sales were higher in 1999 primarily due to the cost allocation mix at the businesses acquired from Simon & Schuster, where administration and other expenses as a percentage of sales were higher than in our other businesses.

    Goodwill Amortization and Other Items  Goodwill amortization increased by £119 million to £131 million in 1999, from £12 million in 1998, primarily due to goodwill resulting from the Simon & Schuster acquisition in November 1998. This acquisition resulted in a full year of goodwill amortization being included in our 1999 figures as opposed to just over one month in 1998. Goodwill is amortized over its estimated useful life, not exceeding 20 years, and as such this charge is expected to continue for the foreseeable future. During 1999, other items decreased by £27 million, or 21%, to £100 million in 1999, from £127 million in 1998. Other items comprise a charge in respect of the integration of the businesses acquired from Simon & Schuster, which decreased by £25 million, or 21%, to £95 million in 1999, from £120 million in 1998, and a charge in respect of Year 2000 compliance costs which decreased by £2 million, or 29%, to £5 million in 1999, from £7 million in 1998.

    Other Operating Income.  Other operating income from continuing operations increased to £98 million in 1999 from £79 million in 1998 due to increased rights and royalty income at Pearson Education as a result of the Simon & Schuster acquisition, which was partly offset by reduced investment income.

  Operating Profit

    Our total operating profit increased by £68 million, or 27%, to £318 million in 1999, from £250 million in 1998. Our operating profit before internet enterprises, goodwill amortization and other items increased by £199 million, or 51%, to £588 million in 1999, from £389 million in 1998. The increase in operating profit was primarily due to increased profit realized at Pearson Education, the FT Group and the Penguin Group.

  •
  Operating profit before internet enterprises, goodwill amortization and other items attributable to Pearson Education increased by £158 million, or 160%, to £257 million in 1999, from £99 million in 1998, primarily due to the Simon & Schuster acquisition in November 1998.

  •
  Operating profit before internet enterprises, goodwill amortization and other items attributable to the FT Group increased by £32 million, or 27%, to £150 million in 1999, from £118 million in 1998, primarily due to increases in circulation and advertising at the Financial Times and Les Echos newspapers and increases in subscriptions and volume-related business at FT Interactive Data.

  •
  Operating profit before internet enterprises, goodwill amortization and other items attributable to the Penguin Group increased by £17 million, or 35%, to £65 million in 1999, from £48 million in 1998, primarily due to a number of new and established authors reaching the best-seller lists.

    Our trading margin, which measures the ratio of our trading profit, which is operating profit excluding income from investments and associates and losses from internet enterprises, to our sales, increased to 15.2% in 1999, from 13.1% in 1998, primarily due to our effort to decrease overall costs as a percentage of sales.

  Non-operating Items

    Profit before taxation on the sale of fixed assets, investments, businesses and associates was £305 million in 1999 compared to £407 million in 1998. Taxation on these items was £85 million in 1999 and £103 million in 1998. In 1999, the most significant items were a profit of £345 million on the sale of our interest in BSB Holdings Ltd. and a loss of £19 million on the sale of our Extel research products business. In 1998, the most significant items were a profit of £133 million on the sale of our 6.3% shareholding in SociétéEuropéene des Satellites, a profit of £61 million on the sale of our Law & Tax publishing business, and a profit of £157 million on the sale of The Tussauds Group, our visitor attractions business.

  Net Finance Costs

    Our total net interest payable increased by £108 million, or 277%, to £147 million in 1999, from £39 million in 1998, primarily due to a £1,726 million increase in average net debt. Our year end indebtedness decreased to £1,995 million in 1999 compared to £2,279 million in 1998. The increase in average net debt in 1999 reflected the impact for a full year, as opposed to just over one month in 1998, of the borrowings incurred to finance the Simon & Schuster acquisition. The subsequent enlargement of Pearson Education following the Simon & Schuster acquisition also increased the debt needed to fund our working capital requirements in the middle part of the year. However, this increase in debt was partially offset by the proceeds received from asset disposals, also in the middle part of the year. Our net interest rate payable averaged approximately 6.4% in 1999. This interest rate was lower than in 1998, when it was 6.8%, mainly due to a change in the ratio of cash to gross debt, even though market interest rates increased during the year. For a more detailed discussion of our interest expenses see "Item 11. Quantitative and Qualitative Disclosures About Market Risk". The effect of interest rate increases on us was also mitigated by our existing portfolio of interest rate swaps, which converted over half of our variable rate commercial paper and bank debt to a fixed rate basis.

  Taxation

    The taxation charge was £177 million in 1999, compared to £188 million in 1998. The taxation charge was 37.1% of profit before taxation in 1999, compared to 29.9% in 1998. The main reason for the increase in the effective rate is the significant increase in the charge for goodwill amortization, which increased to £131 million in 1999, from £12 million in 1998, reflecting the fact that the businesses acquired from Simon & Schuster were included in our financial results for a full year in 1999. No taxation relief is available on this amortization and, as in 1998, only limited taxation relief was recognized on the Simon & Schuster integration costs. In addition, the overall taxation rate on the sale of fixed assets, investments, businesses and associates increased to 27.8% in 1999, from 25.3% in 1998. The most significant item was a profit of £345 million on the sale of our interest in BSB Holdings Ltd., which yielded a benefit from the indexed taxation base cost being higher than the book value. However, this benefit was offset by some smaller disposals where the opposite was the case.

    The taxation rate on adjusted earnings, as defined below under "—Earnings Per Ordinary Share," fell to 25% in 1999 from 28% in 1998. The difference of 5.25% between the 30.25% UK statutory taxation rate in 1999 and the 25% effective taxation rate on adjusted earnings in 1999, was primarily due to the availability of tax losses in the US. The difference of 3% between the 31% UK statutory taxation rate in 1998 and the 28% effective taxation rate on adjusted earnings in 1998, was primarily due to increased profits in the US in 1999, which were relieved by tax losses. The benefit of the US losses in 1999 was slightly offset by higher taxation rates in countries other than the UK and the US and by the effect of disallowed expenses.

  Profit for the Financial Year

    Profit for the financial year decreased by £143 million, or 33%, to £294 million in 1999, from £437 million in 1998, primarily due to the decrease in profits on the sale of fixed assets, investments, businesses and associates.

  Earnings Per Ordinary Share

    Earnings per ordinary share, which reflect earnings divided by the weighted average number of shares in issue, decreased to 43.0 pence in 1999 from 66.2 pence in 1998 based on a weighted average number of shares of 683.4 million in 1999 and 660.6 million in 1998. This decrease was primarily due to the decrease in profits on the sale of fixed assets, investments, businesses and associates.

    Adjusted earnings per ordinary share increased to 43.3 pence in 1999 from 37.5 pence in 1998. Adjusted earnings exclude the profits or losses on the sale of fixed assets and investments, businesses and associates, Year 2000 compliance costs, integration costs in respect of the Simon & Schuster acquisition and goodwill amortization.

    Adjusted earnings before internet enterprises per ordinary share increased to 47.6 pence in 1999 from 37.5 pence in 1998. Adjusted earnings before internet enterprises excludes the above-mentioned items and also excludes the losses arising on internet enterprises.

    Diluted earnings per ordinary share decreased to 42.4 pence in 1999 from 65.4 pence in 1998 primarily due to the decrease in profits on the sale of fixed assets, investments, businesses and associates. Earnings dilution included the tax benefit on the conversion of certain share options by employees and, after taking into account the effect of dilutive share options, the weighted average number of ordinary shares applicable was 691.2 million in 1999 and 666.3 million in 1998.

  Exchange Rate Fluctuations

    The weakening of sterling against the US dollar on an average basis had a positive impact on reported sales and profits in 1999 compared to 1998. We estimate that if the 1998 average rates had prevailed in 1999, sales would have been lower by £33 million and operating profit would have been lower by £5 million. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for a discussion regarding our management of exchange rate risks.

  Operating Profit by Division

    The following table summarizes our operating profit by division:

	Operating profit before internet enterprises, goodwill amortization and other items				Operating profit after internet enterprises, goodwill amortization and other items
	Year ended December 31				Year ended December 31
	1999		1998		1999		1998
	£	%	£	%	£	%	£	%
	(£ in millions)
Pearson Education	257	48	99	30	36	13	(34)	(18)
FT Group	150	28	118	36	103	38	114	61
The Penguin Group	65	12	48	15	64	24	46	24
Television	68	12	61	19	67	25	61	33

Continuing Operations(1)	540	100	326	100	270	100	187	100

(1)
Discontinued operations contributed an additional £48 million to operating profit in 1999 and an additional £63 million in 1998.

  Pearson Education

    Pearson Education's operating profit before internet enterprises, goodwill amortization and other items increased by £158 million, or 160%, to £257 million in 1999, from £99 million in 1998. This increase was primarily due to the Simon & Schuster acquisition in November 1998. As a percentage of sales, Pearson Education's operating profit before internet enterprises, goodwill amortization and other items increased to 14.9% in 1999, from 14.1% in 1998, due to improved operating efficiencies.

    Operating profit after internet enterprises, goodwill amortization and other items increased by £70 million, to £36 million, or 2.1% of sales, in 1999, compared to a loss of £34 million in 1998. This increase was attributable to the Simon & Schuster acquisition in November 1998. For a description of our internet enterprises, see "—Internet Enterprises".

    Pearson Education's sales increased by £1,023 million, or 146%, to £1,725 million in 1999 from £702 million in 1998, principally due to the Simon & Schuster acquisition in November 1998, resulting in a full year of its operations being included in 1999 as opposed to just one month in 1998. Pearson Education's 1999 sales comprised 52% of our total sales.

    Pearson Education was formed in November 1998 through the combination of the businesses acquired from Simon & Schuster and Addison Wesley Longman, our existing education business. As the two businesses have been integrated, it is not possible to separate out the impact of the businesses acquired from Simon & Schuster during 1999. As such, unaudited pro forma sales numbers for the combined business have been compiled for 1998 by Pearson management to assist in a meaningful comparison of the results of operations at Pearson Education.

    The US School business increased sales by £49 million, or 9%, to £586 million in 1999, from pro forma sales of £537 million in 1998. This increase in sales was primarily due to a gain in market share by the math and social studies programs during 1999.

    The US Higher Education and Professional business increased sales by £73 million, or 12%, to £666 million in 1999, from pro forma sales of £593 million in 1998. This increase in sales was primarily due to increases in the college publishing operations and the professional and technology publishing group as demand increased in the technology and e-commerce areas.

    Sales in the International business increased by £23 million, or 5%, to £446 million in 1999, from pro forma sales of £423 million in 1998. This increase in sales was primarily due to the strengthening of the international distribution and marketing networks and the expansion of the English language teaching business.

    FT Knowledge, a management education business formed in 1999, had 1999 sales of £19 million.

  FT Group

    Sales in the FT Group before internet enterprises decreased by £3 million to £680 million in 1999, from £683 million in 1998. Internet enterprises contributed an additional £7 million to the FT Group's sales in 1999.

    The FT Group's operating profit before internet enterprises, goodwill amortization and other items, increased by £32 million, or 27%, to £150 million in 1999, from £118 million in 1998, primarily due to increased operating profit at the Financial Times, FT Interactive Data and Les Echos Group. As a percentage of sales, operating profit before internet enterprises, goodwill amortization and other items increased to 22.1% in 1999 from 17.3% in 1998.

    Operating profit after internet enterprises, goodwill amortization and other items decreased £11 million, or 10%, to £103 million in 1999 from £114 million in 1998. As a percentage of sales, operating profit after internet enterprises, goodwill amortization and other items decreased to 15.0% in 1999 from 16.7% in 1998. For a description of our internet enterprises, see "—Internet Enterprises."

    Operating profit before internet enterprises, goodwill amortization and other items at the Financial Times newspaper increased by £14 million, or 33%, to £56 million in 1999, from £42 million in 1998. This increase in operating profit was partly attributable to an increase in circulation levels. The average daily circulation in December 1999 was 14% higher than the equivalent period in 1998. This increase was also partly attributable to advertising revenues, which increased by 19% in 1999. Advertising volume was generally high in 1999 for business newspapers as a result of the robust economy.

    Operating profit before internet enterprises, goodwill amortization and other items at FT Interactive Data, excluding the operating profits of the businesses sold during 1999, increased by £9 million, or 41%, to £31 million in 1999, from £22 million in 1998. This increase in operating profit was primarily due to growth in the level of subscriptions and volume-related business.

    Operating profit before internet enterprises, goodwill amortization and other items at Les Echos Group, excluding the operating profits of its medical division which was sold during 1999, increased by £8 million, or 80%, to £18 million in 1999, from £10 million in 1998. This increase in operating profit was partly attributable to a 7% increase in circulation at the newspaper, and partly attributable to a 41% increase in advertising revenues at the newspaper in 1999.

    Operating profit at Recoletos increased by £4 million, or 13%, to £34 million in 1999, from £30 million in 1998. This increase in operating profit was primarily due to a 20% increase in advertising revenues at Marca in 1999.

    Operating profit from associates within the FT Group decreased by £3 million, or 20%, to £12 million in 1999, from £15 million in 1998. This decrease in operating profit was primarily due to the start-up costs of Financial Times Deutschland.

  The Penguin Group

    Sales at the Penguin Group increased by £42 million, or 8%, to £565 million in 1999, from £523 million in 1998 primarily due to a number of new and established authors reaching the bestseller lists in both the United Kingdom and the United States.

    The Penguin Group's operating profit before internet enterprises, goodwill amortization and other items increased by £17 million, or 35%, to £65 million, or 11.5% of sales, in 1999, from £48 million, or 9.2% of sales, in 1998, due to increased sales and cost savings from the steps taken in 1998 to rationalize the US warehousing and distribution systems and the integration of the UK children's division.

    After internet enterprises, goodwill amortization and other items, operating profit increased to £64 million, or 11.3% of sales, in 1999 from £46 million, or 8.8% of sales, in 1998.

    Neither sales nor operating profit at the Penguin Group were affected by our internet enterprises in 1999 or 1998.

  Television

    Sales at Television increased by £12 million, or 3%, to £355 million in 1999, from £343 million in 1998. Operating profit before internet enterprises, goodwill amortization and other items increased by £7 million, or 11%, to £68 million in 1999, from £61 million in 1998. Operating profit after internet enterprises, goodwill amortization and other items was £67 million in 1999. Neither sales nor operating profit at Television were affected by our internet enterprises in 1999 or 1998.

  Internet Enterprises

    Sales in our internet enterprises, which in 1999 consisted principally of those of the FT Group, were £7 million in 1999. Operating losses in our internet enterprises were £39 million, of which £36 million was incurred by the internet enterprises of the FT Group and £3 million was incurred by the internet enterprises of Pearson Education. Internet enterprises were not significant prior to 1999 and, as a result, comparisons to the results of prior periods are not meaningful.

Liquidity and Capital Resources

Cash flows and financing during 2000

    Net cash inflow from operating activities decreased by £72 million, or 17%, to £361 million in 2000, from £433 million in 1999. The main reason for this decrease was an increase in cash required for operations due to increased inventory levels and decreased levels of payables. Net cash used in our internet enterprises was £198 million in 2000 compared to £34 million in 1999 and was used for marketing, editorial, technical and other operating expenses.

    We generally made capital expenditures to replace or upgrade existing equipment, but our 2000 capital expenditures also included the costs associated with a warehousing integration program at Pearson Education. Capital expenditures increased by £37 million, or 36%, to £139 million in 2000, from £102 million in 1999. The purchase of investments accounted for a cash outflow of £132 million in 2000, compared to £24 million in 1999. Of this cash outflow, we paid £71 million for equity shares in Pearson plc which are being held to meet obligations under various executive and employee share plans.

    The acquisition of businesses accounted for a cash outflow of £2,276 million in 2000, compared to £249 million in 1999. The principal acquisitions in 2000 were the purchase of DK for £317 million and the purchase of NCS for £1,709 million and the principal acquisitions in 1999 were the purchase of Thomson Financial Securities Management for £91 million and the purchase of 23.2% of Recoletos for

£136 million. The sale of businesses contributed a cash inflow of £158 million in 2000, compared to £44 million in 1999. The primary source of cash inflow from the sale of businesses in 2000 was the disposal of 20% of Recoletos for £170 million. The primary sources of cash inflow from the sale of businesses in 1999 were the disposal of our Extel research products business for £18 million and the disposal of the medical division of Les Echos Group for £19 million. The sale of associates contributed a cash inflow of £392 million in 2000, compared to £12 million in 1999. The primary source of cash inflow from the sale of associates in 2000 was the disposal of the Lazard banking houses for £396 million (before expenses).

    The issue of equity share capital accounted for a cash inflow of £1,959 million in 2000, compared to £18 million in 1999. The primary reason for the increase in the cash inflow from the issue of equity share capital in 2000 was the rights issue of equity shares to finance the NCS acquisition.

    Interest paid decreased to £179 million in 2000, from £182 million in 1999, as the average level of debt in 1999 and 2000 remained relatively constant. Interest received decreased from £41 million in 1999 to £16 million in 2000, reflecting lower average cash balances.

Capital Resources

    We believe our working capital is sufficient to meet our current requirements. At December 31, 2000, our net debt was £2,301 million compared to net debt of £1,995 million at December 31, 1999. Net debt is defined as all short-term, medium-term and long-term borrowing, less all cash and liquid resources. Liquid resources comprise short-term deposits of less than one year and investments that are readily realizable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to £2,817 million at December 31, 2000, compared to £2,323 million at December 31, 1999. At December 31, 2000, cash and liquid resources were £516 million, compared to £328 million at December 31, 1999. In April 2001, we issued E250 million aggregate principal amount of 5% senior notes which mature in October 2003.

Borrowings

    Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

    In July 2000, we negotiated a $2.5 billion credit facility with a group of international banks. The credit facility refinanced all existing committed bank debt. The credit facility is a term revolving credit facility which matures in July 2005. At December 31, 2000, approximately $900 million was available under this facility. This included allocations to refinance short-term borrowings not directly drawn under the facility. The credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:

  •
  We must maintain the ratio of our profit before interest and tax to our net interest payable at no less than 3:1; and

  •
  We must maintain the ratio of our net debt to our EBITDA, which we explain below, at no more than 4:1.

The covenants provide for the exclusion from the ratio calculations of specified amounts of internet-related expenditures. "EBITDA" refers to earnings before interest, taxes, depreciation and amortization. We are currently in compliance with these covenants.

Treasury Policy

    We hold financial instruments for two principal purposes: to finance our operations and to manage the interest rate and currency risks arising from our operations and from our sources of financing.

    We finance our operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. We borrow principally in US dollars, sterling and euro at both floating and fixed rates of interest, using derivatives where appropriate to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally interest rate swaps, interest rate caps and collars, currency swaps and forward foreign exchange contracts. For a more detailed discussion of our borrowing and use of derivatives, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

European Monetary Union

    Our businesses in continental Europe have found that the euro has simplified trading, while presenting little or no operational or competitive difficulty. All UK operations have contingency plans in the event that the UK decides to join the euro-zone. The financial costs of preparations for the euro have not been material to us.

Accounting Principles

    The following summarizes the principal differences between UK GAAP and US GAAP in respect of our financial statements. See Note 35 to our consolidated financial statements appearing elsewhere in this Annual Report.

    Prior to January 1, 1998, under UK GAAP, goodwill was written off to the profit and loss reserve in the year of acquisition. Under US GAAP, as well as UK GAAP from January 1, 1998, goodwill is recognized as an asset, and amortization expense is recorded over useful lives ranging between five and 20 years. Intangible assets under UK GAAP are recognized only when they may be disposed of without also disposing of the business to which they relate, and for that reason it is rare that intangible assets are separately identified and recorded apart from goodwill. Under US GAAP, there is no similar requirement with respect to intangible assets, and they should be recognized separately from goodwill when they are separately identifiable and measurable. Under US GAAP, intangible assets such as publishing rights, non-compete agreements, software, databases, patents and advertising relationships have been recognized and are being amortized over a range of useful lives between two and 16 years. The difference in goodwill and intangible assets also creates a difference in the gain or loss recognized on the disposal of a business due to amortization expense taken with respect to the goodwill and intangible assets, as UK GAAP requires that goodwill which had not been capitalized and amortized be removed from the profit and loss reserve upon disposal and factored into the gain or loss on disposal calculation.

    Under UK GAAP, the liability method is used in recording deferred taxation, and consideration is given to whether or not the liability will be realized within the foreseeable future. This can result in the full potential liability not being recognized. Deferred tax assets are rarely recognized under UK GAAP. Under US GAAP, the full provision method is used, meaning that all deferred tax assets and liabilities are recorded. An assessment is then made with respect to whether the deferred tax assets are realizable, and a determination is made as to whether a valuation allowance is necessary with respect to the deferred tax assets. The principal differences we recognize relate to deferred tax assets in the United States.

    Acquisition adjustments have arisen primarily with respect to our acquisitions of NCS and DK in 2000 and the Simon & Schuster acquisition in 1998. Under US GAAP, the criteria necessary for recognizing some restructuring and exit costs in acquisition accounting have been met, and a provision for these costs has been included in the purchase price allocation. Under UK GAAP, these types of restructuring costs are recorded as period costs when incurred and may not be included in the allocation of the purchase price. In February 2000 we combined our FT Interactive Data asset valuation business with Data Broadcasting Corporation, retaining a 60% share in the combined business. Under UK GAAP this has been treated as one transaction, resulting in no net profit or loss, while under US GAAP it is treated as a disposal of the asset valuation business in exchange for an interest in Data Broadcasting Corporation. In July 2000 we combined our television business with CLT-Ufa and retained a 22% shareholding in the combined business, RTL. Under UK GAAP this has been treated as one transaction, resulting in no net profit or loss, while under US GAAP it is treated as a disposal of the Pearson Television business in exchange for an interest in RTL.

    Under UK GAAP, there are no specific criteria which must be fulfilled in order to record derivative contracts such as interest rate swaps, currency swaps and forward currency contracts as a hedging instrument. Accordingly, based upon our intention and stated policy with respect to entering into derivative transactions, they have been recorded as hedging instruments for UK GAAP. This means that unrealized gains and losses on these instruments are typically deferred and recognized when realized. Prior to the adoption of FAS 133, under US GAAP, our derivative contracts do not meet the prescriptive criteria for hedge accounting, and are recorded at market value at each period end, with changes in their fair value being recorded currently in the profit and loss account.

    Under UK GAAP, the cost of providing pension benefits is expensed over the average expected useful service lives of eligible employees, using long-term actuarial assumptions. Under US GAAP, the annual pension costs comprise the estimated cost of benefits accruing in the period, and actuarial assumptions are adjusted annually to reflect current market and economic conditions. Additionally, under US GAAP, part of the surplus, which is the excess of plan assets over plan liabilities, is recognized on the balance sheet. The remainder of the unrecognized surplus is spread over the employees' remaining service lifetimes.

    Under UK GAAP, no compensation costs associated with non-qualified stock option plans are recognized if the value of the option at the date of grant is equal to or greater than the market value on that date. Under US GAAP, we have adopted the fair value method of accounting for options. Compensation expense is determined based upon the fair value at the grant date, and has been estimated using the Black Scholes model. Compensation cost is recognized over the service life of the awards, which is normally equal to the vesting period. Compensation expense is also recognized under US GAAP with respect to UK qualified non-compensatory plans, such as the Save as You Earn option plan and the Worldwide Save for Shares plan, as these plans offer employees a discount of greater than 15% from market value.

    For a further explanation of the differences between UK GAAP and US GAAP, see Note 35 to the consolidated financial statements.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

    We are managed by our board of directors and, under the direction of the board, by the Pearson management committee. We refer to the executive director members of the board of directors, the chairman of the board of directors and the chief executives of each of the three operating divisions as our "senior management".

    The following table sets forth information concerning each of our directors and members of senior management, as of May 29, 2001.

Name	Age	Position
Lord Stevenson	55	Chairman
Marjorie Scardino	54	Chief Executive
David Bell	54	Director for People
John Makinson	46	Finance Director
Lord Burns	57	Non-executive Director
Reuben Mark	62	Non-executive Director
Vernon Sankey	52	Non-executive Director
Rana Talwar	53	Non-executive Director
Peter Jovanovich	52	Chief Executive of Pearson Education
Stephen Hill	40	Chief Executive of the FT Group
David Wan	46	Chief Executive of the Penguin Group

    Lord Stevenson has been a non-executive director since 1986 and became executive chairman in 1997. He is a member of our treasury committee. He is also chairman of Halifax plc and a non-executive director of Manpower Inc. in the US.

    Marjorie Scardino joined the board and became chief executive in January 1997. She trained and practiced as a lawyer for nine years from 1976 to 1985, and published a weekly newspaper in the US for seven years from 1978 to 1985. In 1985, she joined The Economist Group as president of its North American operations and was its chief executive from 1993 until joining us. She is also a non-executive director of RTL, ConAgra Inc. and Nokia Corporation.

    David Bell became a director in March 1996. He is chairman of the FT Group, having been chief executive of the Financial Times from 1993 to 1998. In July 1998, he was appointed our director for people with responsibility for the recruitment, motivation, development and reward of employees across the Pearson Group. He is also a non-executive director of VITEC Group plc and Zen Research plc and chairman of the Millennium Bridge Trust.

    John Makinson became finance director in March 1996. He is chairman of the Penguin Group. From 1994 to 1996 he was managing director of the Financial Times, and prior to that he founded and managed the investor relations firm Makinson Cowell. He is also a non-executive director of RTL and George Weston Limited in Canada. He is a member of our treasury committee.

    Lord Burns became a non-executive director in 1999 and currently serves on our audit and personnel committees. He was the UK government's chief economic advisor from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is a non-executive director of Legal & General Group plc and the British Land Company PLC and non-executive chairman of Glas Cymru Limited.

    Reuben Mark became a non-executive director in 1988 and currently serves on our audit and personnel committees. He became chief executive of the Colgate Palmolive Company in 1984, and chairman in 1986. He has held these positions since then. He is also a director of Citigroup Inc. and of AOL Time Warner Inc.

    Vernon Sankey became a non-executive director in 1993 and currently serves as the chair of our audit committee and as a member of our treasury committee. He is non-executive chairman of Gala Group Holdings plc and non-executive deputy chairman of Photo-Me International plc and Beltpacker plc. He is also a non-executive director of Zurich Financial Services AG.

    Rana Talwar became a non-executive director in March 2000 and currently serves on our treasury committee. He has been group chief executive of Standard Chartered plc since 1998. He was at Citicorp from 1969 to 1997, where he held a number of senior international management roles.

    Peter Jovanovich became chairman and chief executive of Addison Wesley Longman in 1997. In 1998, following the Simon & Schuster acquisition, he became chief executive of Pearson Education. He also serves on the board of the Association of American Publishers and the board of the Alfred Harcourt Foundation. Prior to that he was president of McGraw-Hill's Educational and Professional Publishing Group from 1995 to 1997, and its chairman in 1997.

    Stephen Hill has been chief executive officer of the FT Group since 1998. From 1996 to 1998, he was the chief executive officer of the Financial Times. Prior to that, from June 1995, he was chief executive of Westminster Press.

    David Wan became chief executive officer of the Penguin Group in January 2000. From 1998 to January 2000, he was chief financial officer of the Penguin Group. From 1989 to 1998, he was President of Simon & Schuster's US school publishing business, which we acquired in 1998.

Compensation of Senior Management

    The main components of compensation for our senior management are base salary, annual bonuses, long-term incentives, pension benefits and other market specific benefits.

Base salary

    Base salaries are set at levels that we believe are competitive with pay for directors and executives in similar positions in comparable companies.

Annual bonus

    Annual bonus awards for senior management and certain other executives can be up to 100% of their annual base salary. In order to receive the maximum bonus, an executive must meet financial targets set by the personnel committee of the board. In 2000, those targets related to our stated goals of increasing earnings per equity share, revenue growth, margin improvement and cash generation. Specifically, in 2000, executive directors were not entitled to a minimum bonus unless Pearson achieved an increase of 10% in adjusted earnings per share and 7.5% in underlying sales and a cash conversion ratio of 80%. Based on performance against these measures, our executive directors received a bonus of 85.9% of salary (out of a potential maximum of 100%). With respect to members of our management committee who are not directors, 80% of their bonus relates to the performance of the operating division of which they are chief executive, and the remaining 20% relates to our performance overall. The personnel committee of the board will continue to review our bonus plans and has the authority to revise the bonus limits and targets in the future. The personnel committee also may award individual discretionary bonuses, but it did not award any such bonuses in 2000. Bonuses are not considered pensionable earnings.

Long-term incentives

    Long-term incentive plans are intended to align the interests of senior management and other employees with those of shareholders. The personnel committee reviews the operation of long-term incentive plans on a regular basis, taking into account legislative and regulatory developments, particularly with regard to performance targets and evolving best practice.

  Long-Term Incentive Plan

    Our shareholders approved new long-term incentive arrangements at the annual general meeting on April 27, 2001. These arrangements have been designed to enable us to continue to recruit and retain capable and experienced executives worldwide and to ensure that their performance-related rewards are competitive in the markets in which we operate. As a result, we will be able to provide more focused reward opportunities for a wider group of executives, and to have greater flexibility in designing individual remuneration packages.

    The plan comprises two elements:

  •
  stock options linked to the real growth in adjusted earnings per share over the three years prior to the year in which the options are granted, and

  •
  restricted stock, the vesting of which will normally be dependent on the level of satisfaction of a stretching corporate performance target over a three year period as determined by the personnel committee.

    Awards under the plan were made in 2001. The chairman of the board of directors is not eligible to participate.

  Reward Plan

    Awards under this plan were made in 1999 and 2000. The plan has two elements:

  •
  premium-priced options linked to the rise in our share price over three to seven years, and

  •
  our ordinary shares in the form of equity incentives, for the 1999 award linked to the three-year cumulative growth in our free cash flow.

    No new awards have been or will be made under this plan and the chairman of the board of directors is not eligible to participate.

  Annual Bonus Share Matching Plan

    In 1998, our shareholders approved a share matching plan that permits senior management and other senior executives, excluding the chairman of the board, to take up to 50% of the after-tax value of an annual bonus in the form of our ordinary shares. We will match these shares on a before-tax basis at a rate of one matching share for every two shares held for three consecutive years, with an additional share for every two shares held for a total of five consecutive years. However, we will only match if we employ the potential recipient at the time of the grant and if we experience real average growth in our adjusted earnings per share of at least 3% per year during the relevant period.

  Incentive Share Plan

    We introduced our incentive share plan in 1993 to reward senior management and a select group of other senior executives based on our performance over the medium to long-term, as measured by total shareholder return relative to the average of the FTSE 100 total return index. There remains one outstanding award, relating to Lord Stevenson, which matures in April 2002. No new awards have been or will be made under this plan.

  Executive Share Option Plan

    In 1998, our shareholders approved an executive share option plan pursuant to which options are awarded to senior management and other executives and managers, based on guidelines approved by our personnel committee. These guidelines govern the total number of options that may be granted and the frequency of awards to individual grantees. Options awarded under this plan are granted at value on the date of grant. The exercise of options under this plan is subject to a real increase in our adjusted earnings per share of at least 3% per annum over a three-year period. No new awards have been or will be made under this plan and the chairman of the board of directors is not eligible to participate.

  Special Share Option Plan

    In 2000, we made a special one-time award of share options (and in some cases, performance-related restricted shares) to some of our key employees, particularly those working on our internet initiatives. No new shares will be issued to satisfy awards under this plan and executive directors are not eligible to participate. No new awards have been or will be made under this plan.

Retirement benefits

    In 2000, we accrued or set aside £475,624 for the pension, retirement or similar benefits of senior management.

Non-executive Directors' Remuneration

    The board of directors determines fees for non-executive directors with regard to market practice and within limits contained in our articles of association. The board reviews these fees annually with the assistance of an outside advisor.

    Since January 2000, non-executive directors have received an annual fee of £35,000 each. One overseas-based director is paid a supplement of £7,000 per annum. The non-executive directors who chair the personnel and audit committees of the board each receive an additional fee of £5,000 per annum. £10,000 of the total fee, or all of the fee in the case of Rana Talwar, is payable in the form of our ordinary shares which the non-executive directors have committed to retain for the period of their directorships.

    Other than as set out above, non-executive directors receive no other pay or benefits other than reimbursement for expenses incurred in connection with their directorship and do not participate in our long term incentive plans.

Remuneration of Senior Management

    Excluding contributions to pension funds and related benefits, senior management remuneration for 2000 was as follows:

	Salaries/Fees	Bonus	Other(1)	Total
	(in £ thousands)
Chairman
Lord Stevenson	275	—	—	275
Executive directors
Marjorie Scardino	475	408	55	938
David Bell	280	241	18	539
John Makinson	320	275	21	616
Senior management as a group (7 persons)(2)	2,501	1,535	141	4,177

(1)
For Marjorie Scardino, David Bell and John Makinson, "other" emoluments includes company car and health care benefits. Also included in "other" for Marjorie Scardino is £34,660 in respect of housing costs.

(2)
Includes the chief executives of the three operating divisions. We are not required to make public disclosure of individual compensation arrangements of non-directors in the UK and, therefore, do not include individual disclosure of the compensation paid to the chief executives of our three operating divisions in this Annual Report.

Share Options of Senior Management

    This table sets forth for each director, and for members of senior management as a group, the number of share options held as of December 31, 2000 as well as the exercise price and the range of expiration dates of these options. The original exercise price of the options has been adjusted (except where this was not permitted) to reflect the rights issue of equity shares during 2000, and option prices have been rounded to the nearest whole penny.

	Options Held	Exercise Price
(in pence)
Lord Stevenson	2,512	687(1)

Total	2,512

Marjorie Scardino	176,556	974(1)
	5,660	1090(1)
	2,839	687(1)
	37,583	1373(2)
	37,583	1648(2)
	37,583	1922(2)
	36,983	2303(2)
	36,983	2764(2)
	36,983	3225(2)

Total	408,753

David Bell	20,496	974(1)
	667	517(1)
	650	530(1)
	501	687(1)
	184	913(1)
	18,705	1373(2)
	18,705	1648(2)
	18,705	1922(2)
	18,686	2303(2)
	18,686	2764(2)
	18,686	3225(2)
	202	1428(1)

Total	134,873

John Makinson	56,000	567(1)
	20,160	487(1)
	36,736	584(1)
	73,920	677(1)
	30,576	974(1)
	3,342	517(1)
	21,477	1373(2)
	21,477	1648(2)
	21,477	1922(2)
	21,356	2303(2)
	21,356	2764(2)
	21,356	3225(2)

Total	349,233

Senior management as a group (7 persons)(3)	1,648,656

(1)
Granted under the share option plans and exercisable between 2001 and 2010.

(2)
Granted under the Pearson reward plan and exercisable between 2001 and 2010.

(3)
Includes the chief executives of the three operating divisions. We are not required to make public disclosure of individual compensation arrangements of non-directors in the UK and, therefore, do not include individual disclosure of the option information for the chief executives of our three operating divisions in this Annual Report.

Share Ownership of Senior Management

    The table below sets forth the number of ordinary shares held by each of our directors, and by members of senior management as a group, as at December 31, 2000. Additional information with respect to the share options held by, and bonus and incentive awards for, these persons is set out above in "Remuneration of Senior Management" and "Share Options of Senior Management". The total number of ordinary shares held by senior management as of December 31, 2000 was 325,850 representing less than 1% of the issued share capital on December 31, 2000.

	Ordinary shares(1)	Options- ordinary Shares	Incentive share Plan and Pearson Reward plan Ordinary shares(2)	Annual bonus Matching shares(3)
Lord Stevenson	90,406	2,512	72,862	—
Marjorie Scardino	71,259	408,753	117,219	44,955
David Bell	44,087	134,873	58,595	16,135
Lord Burns	252	—	—	—
Gillian Lewis(4)	253	—	—	—
John Makinson	22,465	349,233	67,185	25,334
Reuben Mark	10,000	—	—	—
Vernon Sankey	253	—	—	—
Rana Talwar	913	—	—	—
Senior management as a group (12 persons)(5)	325,850	1,648,656	427,736	179,325

(1)
Amounts include shares acquired by individuals under the annual bonus share matching plan.

(2)
The number of shares shown represents the maximum number of shares including accumulated share dividends on incentive share plan shares but not on reward plan shares, which may vest, subject to the performance conditions being fulfilled plus, in the case of the incentive share plan, accumulated share dividend ordinary shares included in the original award that may be transferred to the employee.

(3)
These shares are held in trust and represent the maximum award required to provide our matching contribution of shares in respect of that part of the bonus taken in shares by each director. The shares only vest if the performance and other conditions of the plan are met.

(4)
Gillian Lewis resigned as a director in April 2001.

(5)
Includes the chief executives of the three operating divisions. We are not required to make public disclosure of individual compensation arrangements of non-directors in the UK and, therefore, do not include individual disclosure of the shares and share options held by the chief executives of its three operating divisions in this offering memorandum.

    Our executive directors, as possible beneficiaries, are also deemed to be interested in Pearson Employee Share Trust Limited, the trustee of which held 239,625 of our ordinary shares on December 31, 2000.

Employee Share Ownership Plans

Profit Sharing Plan

    Since 1998, we have operated a profit sharing plan available to all employees who:

  •
  have worked for us for at least six months of the relevant fiscal year, and

  •
  we employ at the time we make payment under the plan.

    All payments made under the plan are determined at the discretion of the board after consideration of our profitability for the year. Payment under the plan may be in the form of cash and/or our ordinary shares. Payment under the plan was 3% of salary plus 15 ordinary shares for fiscal year 1998 and 2% of salary plus 10 ordinary shares for fiscal year 1999. For fiscal year 2000, the payment will be 15 ordinary shares and no cash.

Worldwide Save-for-Shares Plan

    In 1998, we introduced a worldwide save-for-shares plan. Under this plan, our employees worldwide have the option to save a portion of their monthly salary over periods of three, five or seven years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the commencement of the employee's participation in the plan.

US Employee Stock Purchase Plan

    In the United States we operate a stock purchase plan under Section 423 of the US Internal Revenue Code of 1986. This plan was introduced in 2000 following Pearson's listing on the New York Stock Exchange. Under the plan, participants save a portion of their monthly salary for a period of twelve months. At the end of this period, the employee has the option to purchase ADRs representing ordinary shares with their accumulated funds at a purchase price equal to 85% of the lower of the market price prevailing at the beginning or end of the period.

Board Practices

    Our board of directors currently is comprised of four executive directors, including the chairman, who is a part-time director, and four non-executive directors. Our articles of association provide that at every annual general meeting, one-third of the board of directors, or the number nearest to one-third, shall retire from office. The directors to retire each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election. If at any annual general meeting, the place of a retiring director is not filled, the retiring director, if willing to continue, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that director has been put to the meeting and lost.

    The board of directors has established the following committees, all of which have written terms of reference setting out their authority and duties:

Audit Committee

    Vernon Sankey chairs this committee and Lord Burns and Reuben Mark are members. The "terms of reference" of the committee require that its members be non-executive directors with financial and accounting experience. The committee provides the board with a vehicle to appraise our financial management and reporting and to assess the integrity of our accounting procedures and financial controls. Our internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee. The committee reports to the full board of directors.

Personnel Committee

    Lord Burns and Reuben Mark are members of this committee and both are non-executive directors. A third member of the committee will be appointed in due course. The committee meets regularly to decide the remuneration and benefits packages of the executive directors and the chief executives of our three operating divisions. The committee also recommends the chairman's remuneration to the board of directors for its decision and reviews our management development and succession plans.

Treasury Committee

    The members of this committee are Lord Stevenson, John Makinson, Vernon Sankey and Rana Talwar. The committee sets the policies for our treasury department and reviews its procedures on a regular basis.

Employees

    The average numbers of persons employed by us during each of the three fiscal years ended 2000 were as follows:

  •
  24,688 in fiscal 2000,

  •
  20,383 in fiscal 1999, and

  •
  18,400 in fiscal 1998.

    The significant increase in the number of our employees in 2000 resulted from the acquisitions of DK in May 2000 and NCS in September 2000.

    We, through our subsidiaries, have entered into collective bargaining agreements with employees in various locations. Our management has no reason to believe that we would not be able to renegotiate any such agreements on satisfactory terms. We encourage employees to contribute actively to the business in the context of their particular job roles and believe that the relations with our employees are generally good. We do not employ a significant number of temporary employees.

    The table set forth below shows for 2000 the average number of persons employed in each of our operating divisions in the UK, the US, other locations and in total.

Business Unit	UK	US	Other	Total
Pearson Education	1,517	9,180	2,888	13,585
FT Group	2,166	1,413	1,892	5,471
The Penguin Group	1,630	2,310	768	4,708
Television(1)	390	60	247	697
Other	168	59	—	227

Continuing Operations	5,871	13,022	5,795	24,688

(1)
Prior to the combination of Pearson Television with CLT-Ufa to form RTL in July 2000, Pearson Television was a separate operating division of Pearson.

Item 7. Major Shareholders and Related Party Transactions

    To our knowledge, as of December 31, 2000, no person or group was the beneficial owner of 3% or more of our issued and outstanding ordinary share capital, except for Telefónica Media SA which owned 38,853,403 ordinary shares representing 4.86% of our outstanding ordinary shares.

    On December 31, 2000, 933 recordholders with registered addresses in the US held 4,564,744 ordinary shares, including those held through ADSs, which represented less than 1% of our outstanding ordinary shares. Because some of these ordinary shares and ADSs are held by nominees, these numbers may not accurately represent the number of beneficial owners in the US.

Item 8. Financial Information

    The financial statements filed as part of this Annual Report are included on pages F-1 through F-95 hereof.

    Other than those events described in other items of this Form 20-F and fluctuations in borrowings, there has not occurred any significant change to our financial condition or results of operations since December 31, 2000. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

    Our policy with respect to dividend distributions is described in response to "Item 3. Key Information" above.

Legal Proceedings

    We and our subsidiaries are defendants in a number of legal proceedings including, from time to time, government and arbitration proceedings, which are incidental to our and their operations. We do not expect that the outcome of pending proceedings, either individually or in the aggregate, will have a significant effect on our financial position or profitability nor have any such proceedings had any such effect in the recent past. To our knowledge, there are no material proceedings in which any member of senior management or any of our affiliates is a party adverse to us or any of our subsidiaries or in respect of which any of those persons has a material interest adverse to us or any of our subsidiaries.

Item 9. The Offer and Listing

    The principal trading market for our ordinary shares is the London Stock Exchange. Our ordinary shares also trade in the United States in the form of ADSs evidenced by ADRs under a sponsored ADR facility with The Bank of New York as depositary. We established this facility in March 1995 and amended it in August 2000 in connection with our New York Stock Exchange listing. Each ADS represents one ordinary share.

    The ADSs trade on the New York Stock Exchange under the symbol "PSO".

    The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

  •
  on an annual basis for our five most recent fiscal years,

  •
  on a quarterly basis for our most recent quarter and two most recent fiscal years, and

  •
  on a monthly basis for the six most recent months.

		Ordinary Shares
Reference Period				Average Daily Trading Volume
		High	Low
		(in pence)		(ordinary shares)
Five Most Recent Fiscal Years
	2000	2302	1470	2,686,694
	1999	2004	1173	1,910,696
	1998	1200	762	1,779,335
	1997	848	665	1,711,711
	1996	760	601	1,373,446
Most Recent Quarter and Two Most Recent Fiscal Years
2001	First quarter	1726	1220	3,906,392
2000	Fourth quarter	1887	1553	3,006,289
	Third quarter	2076	1632	3,059,861
	Second quarter	2360	1649	2,005,332
	First quarter	2578	1701	2,343,852
1999	Fourth quarter	2004	1291	1,831,844
	Third quarter	1368	1216	1,636,981
	Second quarter	1405	1190	2,078,271
	First quarter	1431	1173	2,109,696
Most Recent Six Months
	May 2001	1475	1308	4,123,600
	April 2001	1473	1155	4,739,555
	March 2001	1561	1220	4,447,585
	February 2001	1630	1423	3,354,292
	January 2001	1726	1507	3,778,096
	December 2000	1740	1571	3,593,580

Item 10. Additional Information

Material Contracts

    We have entered into the following contracts outside the ordinary course of business during the two year period immediately preceding the date of this Annual Report:

Acquisition of National Computer Systems, Inc.

    We and a wholly-owned subsidiary entered into an Agreement and Plan of Merger with NCS on July 30, 2000, as amended on August 4, 2000. Under the terms of the merger agreement, our subsidiary made a cash tender offer for all of the issued and outstanding shares of NCS common stock for approximately $2.5 billion, or $73 per share. The tender offer concluded on September 7, and the merger closed on September 19, 2000. Prior to the merger, NCS was a leading testing and educational services company in the United States.

Executive Employment Contracts

    We have entered into agreements with each of our executive directors pursuant to which such executive director is employed by us. These agreements describe the duties of such executive director and the compensation to be paid by us. See "Item 6. Directors, Senior Management and Employees—Compensation of Senior Management". Each agreement may be terminated by us on 12 months notice or by the executive director on six months notice. In the event we terminate any executive director without giving the full 12 months advance notice, the executive director is entitled to receive liquidated damages equal to 12 months base salary, benefits and a pro rata percentage of bonus. During fiscal 2000, no material changes were made to these agreements.

Exchange Controls

    There are no UK government laws, decrees, regulations or other legislation which restrict or which may affect the import or export of capital, including the availability of cash and cash equivalents for use by us or the remittance of dividends, interest or other payments to nonresident holders of our securities, except as otherwise described under "—Tax Considerations" below.

Tax Considerations

    The following is a discussion of the material US federal income tax considerations and UK tax considerations arising from the acquisition, ownership and disposition of ordinary shares and ADSs by a US holder. A US holder is:

  •
  an individual citizen or resident of the US,

  •
  a corporation created or organized in or under the laws of the United States or any of its political subdivisions, or

  •
  an estate or trust the income of which is subject to US federal income taxation regardless of its source.

    This discussion deals only with ordinary shares and ADSs that are held as capital assets by a US holder, and does not address tax considerations applicable to US holders that may be subject to special tax rules, such as:

  •
  dealers or traders in securities or currencies,

  •
  financial institutions or other US holders that treat income in respect of the ordinary shares or ADSs as financial services income,

  •
  insurance companies,

  •
  tax-exempt entities,

  •
  US holders that hold the ordinary shares or ADSs as a part of a straddle or conversion transaction or other arrangement involving more than one position,

  •
  US holders that own, or are deemed for US tax purposes to own, 10% or more of the total combined voting power of all classes of our voting stock,

  •
  US holders that have a principal place of business or "tax home" outside the United States, or

  •
  US holders whose "functional currency" is not the US dollar.

    For US federal income tax purposes, holders of ADSs will be treated as the owners of the ordinary shares represented by those ADSs.

    The discussion below is based upon current UK law and the provisions of the US Internal Revenue Code of 1986, or the Code, and regulations, rulings and judicial decisions as of the date of this Annual Report; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in tax consequences different from those discussed below. This discussion is also based on the current Income Tax Treaty between the United Kingdom and the United States. UK and US tax authorities have announced the commencement of discussions to update the Income Tax Treaty. There can be no assurance, however, as to whether these discussions will come to fruition or, if so, as to the impact of any resulting changes in the Income Tax Treaty on the summary tax consequences set forth below. In addition, the following discussion assumes that The Bank of New York will perform its obligations as depositary in accordance with the terms of the depositary agreement and any related agreements.

    Because US and UK tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the US federal, state and local, UK and other, including foreign, tax consequences of investing in the ordinary shares or ADSs. The statements of US and UK tax law set out below are based on the laws and interpretations in force as of the date of this annual report, and are subject to any changes occurring after that date.

UK Income Taxation of Distributions

    Under the Income Tax Treaty, subject to certain exceptions, a US holder who is a resident of the United States (and is not a resident of the United Kingdom) for purposes of the Income Tax Treaty is entitled to receive, in addition to any dividend that we pay, a payment from the Inland Revenue in respect of such dividend equal to the tax credit to which an individual resident in the United Kingdom for tax purposes would have been entitled had he received the dividend (which is currently equal to one-ninth of the dividend received), reduced by a UK withholding tax equal to an amount not exceeding 15% of the sum of the dividend paid and the UK tax credit payment. At current rates the withholding tax entirely eliminates the tax credit payment but no withholding in excess of the tax credit payment is imposed upon the US holder. Thus, for example, a US holder that receives a $100.00 dividend also will be treated as receiving from the Inland Revenue a tax credit payment of $11.11 (one-ninth of the dividend received), but the entire $11.11 payment will be eliminated by UK withholding tax, resulting in a net $100.00 distribution to the US holder.

US Income Taxation of Distributions

    Distributions that we make with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed Pearson's current and accumulated earnings and profits. The amount of any distribution will equal the sum of the cash distribution and its associated UK tax credit payment; thus, as described above under "—UK Income Taxation of Distributions," the recipient of a $100.00 cash distribution will be deemed to have received a total distribution of $111.11. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a US holder and will be applied against and reduce the US holder's tax basis in its ordinary shares or ADSs. To the extent that these distributions exceed the tax basis of the US holder in its ordinary shares or ADSs, the excess generally will be treated as capital gain.

    Dividends that we pay will not be eligible for the dividends received deduction generally allowed to US corporations under Section 243 of the Code.

    In computing its US federal income tax liability, a US holder generally may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a US foreign tax credit for foreign income taxes withheld from any distributions paid on the ordinary shares or ADSs. In the case of US holders and subject to certain limitations, a foreign tax credit may be claimed for the amount of UK withholding taxes deemed to be imposed under the Income Tax Treaty. As discussed above (see "—UK Income Taxation of Distributions"), the amount of UK withholding tax deemed to be imposed is equal to one-ninth of the associated cash distribution, or $11.11 on a $100.00 cash distribution. To qualify for this credit, a US holder must make an election on Form 8833 (Treaty-Based Return Position Disclosure), which must be filed with its tax return for the relevant taxable year, in addition to any other filings that may be required. For US foreign tax credit purposes, dividends that we pay generally will be treated as foreign-source income and as passive income, subject to the separate foreign tax credit limitation for passive income. The availability of foreign tax credits depends on your particular circumstances.

    In the case of distributions in pounds, the amount of the distributions generally will equal the US dollar value of the pounds distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the US holder in the case of shares or by The Bank of New York in the case of ADSs, regardless of whether the US holder reports income on a cash basis or an accrual basis. The US holder will realize separate foreign currency gain or loss only to the extent that this gain or loss arises on the actual disposition of pounds received. For US holders claiming tax credits on a cash basis, taxes withheld from the distribution are translated into US dollars at the spot rate on the date of the distribution; for US holders claiming tax credits on an accrual basis, taxes withheld from the distribution are translated into US dollars at the average rate for the taxable year.

UK Income Taxation of Capital Gains

    Under the Income Tax Treaty, each country generally may tax capital gains in accordance with the provisions of its domestic law. Under present UK law, a US holder that is not a resident, and, in the case of an individual, not ordinarily resident, in the United Kingdom for UK tax purposes and who does not carry on a trade, profession or vocation in the United Kingdom through a branch or agency to which ordinary shares or ADSs are attributable will not be liable for UK taxation on capital gains or eligible for relief for allowable losses, realized on the sale or other disposal (including redemption) of these ordinary shares or ADSs.

US Income Taxation of Capital Gains

    Upon a sale or exchange of ordinary shares or ADSs to a person other than Pearson, a US holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the US holder's adjusted tax basis in the ordinary shares or ADSs. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year.

    Gain or loss realized by a US holder on the sale or exchange of ordinary shares or ADSs generally will be treated as US-source gain or loss for US foreign tax credit purposes.

Estate and Gift Tax

    The current Estate and Gift Tax Convention, or the Convention, between the United States and the United Kingdom generally relieves from UK Inheritance Tax (the equivalent of US Estate and Gift Tax) the transfer of ordinary shares or of ADSs where the transferor is domiciled in the United States, for the purposes of the Convention. This relief will not apply if the ordinary shares or ADSs are part of the business property of an individual's permanent establishment in the United Kingdom or pertain to the fixed base in the United Kingdom of a person providing independent personal services. If no relief is given under the Convention, inheritance tax may be charged on the amount by which the value of the transferor's estate is reduced as a result of any transfer made by way of gift or other gratuitous transfer by an individual, in general within seven years of death, or on the death of an individual. In the unusual case where ordinary shares or ADSs are subject to both UK Inheritance Tax and US Estate or Gift Tax, the Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set forth in the Convention.

Stamp Duty

    No stamp duty or stamp duty reserve tax (SDRT) will be payable in the United Kingdom on the purchase or transfer of an ADS, provided that the ADS, and any separate instrument or written agreement of transfer, remain at all times outside the United Kingdom and that the instrument or written agreement of transfer is not executed in the United Kingdom. Stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares, where ordinary shares are issued or transferred to a person whose business is or includes issuing depositary receipts, or to a nominee or agent for such a person.

    A transfer for value of the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration. A transfer of ordinary shares from a nominee to its beneficial owner, including the transfer of underlying ordinary shares from the Depositary to an ADS holder, under which no beneficial interest passes is subject to stamp duty at the fixed rate of £0.50 per instrument of transfer.

Close Company Status

    We believe that the close company provisions of the UK Income and Corporation Taxes Act 1988 do not apply to us.

Documents on Display

    Copies of our Memorandum and Articles of Association, the material contracts described above and filed as exhibits to this Annual Report and certain other documents referred to in this Annual Report are available for inspection at our registered office at 3 Burlington Gardens, London W1S 3EP (c/o the Company Secretary), or, in the United States, at the registered office of Pearson Inc. at 1330 Avenue of the Americas, 7th Floor, New York, New York, 10019 (c/o Mr. John Fallon) during usual business hours upon reasonable prior request.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Introduction

    Our principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, we selectively enter into derivative financial instruments to manage our risk exposure. For this purpose, we primarily use interest rate swaps, interest rate caps and collars, forward rate agreements, currency swaps and forward foreign exchange contracts. Managing market risks are the responsibility of the group financial director who acts pursuant to policies approved by our board of directors. A treasury committee of the board receives regular reports on our treasury activities, which our outside advisers also review periodically.

    We have a policy of not undertaking any speculative transactions, and we hold the derivative and other financial instruments for purposes other than trading.

    We have formulated our policies for hedging exposures to interest rate and foreign exchange risk, and have used derivatives without regard to existing or future US GAAP requirements on hedge accounting. We are satisfied that the present policies achieve our objectives, and that the near equivalence between the carrying book value and fair value of our financial liabilities and derivative contracts confirms this. However, our existing derivative contracts do not qualify for hedge accounting under US GAAP.

    The following discussion and tables address market risk only and do not present other risks that we face in the normal course of business, including country risk, credit risk and legal risk.

Interest Rates

    Our financial exposures to interest rates arise primarily from our borrowings, particularly those in US dollars. We manage our exposure by borrowing at fixed and variable rates of interest, and by entering into derivative instruments. Objectives approved by our board concerning the proportion of outstanding fixed rate debt govern our use of these financial instruments.

    Our objectives are applied to core net debt, which is year-end borrowings net of year-end cash and liquid funds. Those objectives are that for between 50% and 65% of current core debt, the rate of interest should be fixed or capped for the next two years, and that for between 40% and 60%, the rate of interest should be fixed or capped from two years to a date four years from the present. Within these target ranges the proportion that is hedged is triggered by a formula based on historical interest rate frequencies.

    We adopted the four year maturity horizon in 2000 to manage our risk profile more efficiently with little change in risk. In 1999, however, our objective was to hedge part of our core net borrowing for five years.

    The principal method to hedge interest rate risk is to enter into an agreement to pay a fixed-rate and receive a variable rate, known as a swap. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and variable-rate amounts calculated by reference to an agreed notional principal amount. The majority of these contracts are US dollar denominated, and some of them have deferred start dates, in order to maintain the desired risk profile as other contracts mature. The variable rates received are normally based on three-month LIBOR, and the dates on which these rates are set do not exactly match those of the hedged borrowings. We believe that our portfolio of these types of swaps is an efficient hedge of our portfolio of variable rate borrowings.

    In addition, from time to time we issue bonds or other capital market instruments to refinance existing bank debt. To avoid the rate unduly influencing the interest expense on a single transaction, it is our normal practice to enter into a related derivative contract effectively converting the interest rate profile of the bond transaction to that of the debt which it is refinancing. Most often this is a variable interest rate denominated in US dollars. In several cases, the bond issue was denominated in a different currency than the debt being refinanced and we have entered into a related interest rate and currency swap in order to maintain an unchanged borrowing risk profile.

    The table below lists for each of the years 2001 to 2005 the notional amounts and weighted average interest rates, as of December 31, 2000, for both our borrowings and our currency and interest rate swaps.

	Maturities
	2001	2002	2003	2004	2005	There- after	Total 2000	Fair Value 2000	Total 1999	Fair Value 1999
	(£ in millions)
Borrowings and other financial liabilities
Fixed rate
US Dollars	—	—	—	—	—	166	166	174	153	155
							7.38%	7.38%		7.38%
Sterling	—	100	—	125	—	346	571	626	571	616
			10.75%		9.50%		8.01%	8.82%		8.82%
Euro	—	—	—	356	—	442	798	744	341	324
					4.63%		6.13%	5.46%		4.63%

Variable rate
US $	—	—	—	—	674.8	—	674.8	674.8	1188	1188
						7.52%		7.52%		7.36%
Sterling	—	—	—	—	384	—	384	384	80	80
						5.92%		5.92%		7.41%
Euro	—	—	—	—	50	—	50	50	—	—
						5.37%		5.37%
Canadian $	—	—	—	—	31	—	31	31	—	—
						6.15%		6.15%
Other	—	—	—	—	—	—	—	—	1	—

Interest rate and currency swaps
Pay US Dollars variable/	—	110	—	68	—	166	344	(12)	375	(13)
Receive £ fixed		(100)		(65)		(150)	(315)		(375)
US variable rate		6.88%		7.80%		7.00%	7.12%		7.41%
£ fixed rate		7.00%		10.53%		7.00%	7.73%		8.13%
Pay US Dollars fixed/	—	—	—	62	—	—	62	4	—	—
Receive £ fixed				(60)			(60)
US fixed rate				6.87%			6.87%
£ fixed rate				10.27%			10.27%
Pay US Dollars variable/	—	—	—	105	—	379	484	(46)	97	8
Receive EUR fixed				(94)		(346)	(440)		(93)
US variable rate				7.49%		7.58%	7.56%		7.62%
EUR fixed rate				4.63%		6.13%	5.80%		4.63%

Interest Rate Swaps
US Dollars
Variable to fixed	97	—	409	37	470	168	1181	(11)	1124	(32)
Average pay rate	6.15%		6.04%	5.78%	6.31%	6.22%	6.18%		6.11%
Average receive rate	6.44%		6.63%	6.44%	6.57%	6.44%	6.56%		6.94%
Fixed to variable	—	—	—	—	—	168	168	10	155	(2)
Average pay rate						6.12%	6.12%		7.04%
Average receive rate						7.23%	7.23%		7.23%
Sterling
Variable to fixed	30	—	30	—	—	—	60	—	70	—
Average pay rate	4.98%		6.21%				5.59%		6.22%
Average receive rate	6.18%		5.99%				6.09%		6.68%
Fixed to variable	—	100	100	—	—	20	220	4	220	—
Average pay rate		6.12%	5.45%			5.99%	5.80%		6.66%
Average receive rate		6.60%	7.00%			7.46%	6.86%		6.86%

Euro
Variable to fixed	—	—	—	—	113	—	113	(1)	—	—
Average pay rate					5.34%		5.34%
Average receive rate					4.91%		4.91%
Fixed to variable	—	—	—	252	—	63	314	(6)	248	11
Average pay rate				5.65%		5.80%	5.68%		5.75%
Average receive rate				4.63%		6.13%	4.93%		4.63%

(1)
The nominal value of US dollar "variable to fixed" interest rate swaps includes £181 million (£118 million in 1999) of deferred start contracts that do not provide fixed rate cover on the balance sheet date. In addition, £100 million of sterling "fixed to variable" interest rate swaps (£100 million) maturing 2003 are forward starting once the equivalent nominal value in 2002 matures, and £75 million of euro "variable to fixed" interest rate swaps maturing 2005 start in 2003.

(2)
All variable rate legs of the interest rate swaps pay or receive every three months on a margin above or below three month LIBOR. Three month LIBOR rates at December 31, 2000 for the US dollar, euro and sterling were 6.4%, 4.9%, and 5.9% respectively. The average interest rate payable on net debt at December 31, 2000 was 7.0% and averaged 6.9% during the whole year.

(3)
The "variable to fixed" interest rate swaps are used wholly for the hedging of our portfolio of variable rate borrowings. The "fixed to variable" interest rate swaps are used wholly for the conversion of capital market transactions to a floating rate basis.

(4)
The currency swaps convert sterling and euro to US dollars at an average of $1.61 and $1.03 respectively.

    Our interest bearing financial assets of £516 million, consisting of floating rate cash and deposits, earn interest based on relevant national equivalents to the London Interbank Depository Rate. In 1999, we held £328 million of interest bearing financial assets. The fair value approximates to the carrying value due to their short maturity periods of less than three months.

Currency Exchange Rates

    Although we are based in the United Kingdom, we have significant investments in overseas operations. The most significant currency for us is the US dollar, followed by the euro and sterling.

    Our policy is to manage the currency composition of our core borrowings in US dollars, euros and sterling in order to approximate the percentages of those currencies as reflected in our forecast operating profit. We use external borrowings and currency swaps to manage this exposure. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. While long-term core borrowing is now limited to US dollars, euros and sterling, we still borrow small amounts in other currencies, typically for seasonal working capital needs.

    At December 31, the split of aggregate net borrowings in its core currencies was US dollar 63%, euro 14% and sterling 23%. These figures differed from the split of forecast operating profit, primarily because of temporary balances relating to the RTL transaction and the Recoletos initial public offering.

    We are also exposed to currency exchange rates in our cash transactions and our investments in overseas transactions. Cash transactions—typically for purchases, sales, interest or dividends—require cash conversions between currencies. Fluctuations in currency exchange rates affect the cash amounts that we pay or receive.

    Investments in overseas operations are consolidated for accounting purposes by translating values in one currency to another currency, in particular from US dollars to sterling. Fluctuations in currency exchange rates affect the currency values recorded in our accounts, particularly those in sterling, although they do not give rise to any realized gain or loss, nor to any currency cash flows.

Forward Foreign Exchange Contracts

    We use forward foreign exchange contracts where a specific major project or forecasted cash flow, including acquisitions and disposals, arises from a business decision that has used a specific foreign exchange rate. Our policy is to effect transactional conversions between currencies, for example to collect receivables or settle payables at the relevant spot exchange rate.

    Our forward exchange contracts that relate to cash flow conversion are summarized by currency below for 2000 and 1999.

  Foreign exchange contracts for cash flow conversion

	2000 Contract Amount	2000 Gain/(Loss)	1999 Contract Amount	1999 Gain/(Loss)
	(£ in millions)
Receive euros/pay sterling(1)	2	(0.1)	10	(0.3)
Average contractual exchange rate	0.66		0.65
Receive US dollars/pay sterling(2)	—	—	279	1
Average contractual exchange rate			$1.62
Receive sterling/pay US dollars(3)	14	0.6	—	—
Average contractual exchange rate	$1.42

(1)
The receive euros/pay sterling contracts have a weighted average maturity of three months. These contracts match exactly the forecast cashflows for start up costs on Financial Times Deutschland.

(2)
The £279 million of receive US dollars/pay sterling contracts relate to the announced disposal of the Lazard banking houses that closed on March 3, 2000 for £436 million.

(3)
The receive sterling/pay US dollar contract relates to the conversion of interest income on intercompany basis to sterling. It matured on January 2, 2001.

    We seek to offset purchases and sales in the same currency, even if they do not occur simultaneously. In addition, our debt and cash portfolios management gives rise to temporary currency shortfalls and surpluses. Both of these activities require us to use short-dated swaps between currencies. The table below summarizes our 2000 and 1999 position by currency pair.

  Foreign exchange contracts due to timing differences

	2000 Contract Amount	2000 Gain/ (Loss)	1999 Contract Amount	1999 Gain/ (Loss)
	(£ in millions)
Receive US dollars/pay euros(1)(2)	—	—	47	—
Average contractual exchange rate			$1.01
Receive sterling/pay US Dollars(1)	31	0.6	—	—
Average contractual exchange rate	$1.45

(1)
These contracts, with a maturity of one month, transferred sterling cash balances into US dollars in order to fund a short-term placement of collateral on a cross currency swap.

(2)
These contracts transferred US dollar cash balances into euros in order to partially fund the purchase of a further 20% stake in Recoletos.

    Although we prepare our consolidated accounts in sterling, we have invested significant sums in overseas assets, particularly in the United States. Therefore, fluctuations in currency exchange rates, particularly between the US dollar and sterling, and also between the euro and sterling, are likely to affect shareholders' funds and other accounting values.

Item 12. Description of Securities Other Than Equity Securities

    Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

    None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

    On August 9, 2000, we commenced a rights offering of an aggregate of 170,528,278 ordinary shares, including ordinary shares represented by ADSs. Under the terms of the rights offering, holders of ordinary shares were issued transferable rights to subscribe for new ordinary shares at a price of £10 per share. Holders of ADSs, each of which represents one ordinary share, were granted transferable rights to subscribe for new ADSs at the US dollar equivalent of £10 per share. We granted three transferable share rights for every 11 ordinary shares, and three transferable ADS rights for every 11 ADSs. Goldman Sachs International and Cazenove & Co. acted as underwriters of up to 150,000,000 of the 170,528,278 shares offered in the rights offering.

    Our Registration Statement of Form F-1, as amended (Reg. No. 333-43198) (the "Registration Statement") relating to the rights offering was declared effective by the Securities and Exchange Commission on August 9, 2000. Our Registration Statement registered certain share rights and the ADS rights, in addition to 22,100,000 ordinary shares underlying such rights.

    The rights offering, expired on September 1, 2000, and August 30, 2000, for holders of ordinary shares and ADSs, respectively. We received valid acceptances of rights to acquire an aggregate of 165,542,348 ordinary shares, including ordinary shares represented by ADSs. The remaining rights to acquire 4,985,880 new ordinary shares were sold by the underwriters on behalf of shareholders or ADS holders. We received gross proceeds from the rights offering of approximately £1.71 billion. Our net proceeds from the rights offering after deducting expenses, including underwriting fees, were arpproximately £1.70 billion.

    We used the net proceeds from the rights offering to fund our acquisition of NCS and to pay the expenses associated with the acquisition. Under the terms of our merger agreement with NCS, one of our wholly-owned subsidiaries launched a tender offer for and acquired all of the outstanding shares of NCS common stock for an aggregate of approximately $2.6 billion, or $73 per NCS share.

Item 15. [Reserved]

Item 16. [Reserved]

Part III

Item 17. Financial Statements

    We have elected to respond to Item 18.

Item 18. Financial Statements

    The financial statements filed as part of this Annual Report are included on pages F-1 through F-95 hereof.

Item 19. Exhibits

1.1	(1)	Memorandum and Articles of Association of Pearson plc.*
2.1	(1)	Specimen certificate of ordinary shares*
2.2	(1)	Amended and Restated Deposit Agreement between Pearson plc and The Bank of New York dated as of August 8, 2000 and Form of ADR*
4.1	(1)	Agreement and Plan of Merger dated as of July 30, 2000 among Pearson plc, PN Acquisition Subsidiary Inc. and National Computer Systems, Inc.*
4.2	(1)	Amendment No. 1 to Agreement and Plan of Merger dated as of August 4, 2000 among Pearson plc, PN Acquisition Subsidiary Inc. and National Computer Systems, Inc.*
4.3	(1)	Form of Executive Director Service Contract.*
8.1		List of Significant Subsidiaries.
10.1		Consent of PricewaterhouseCoopers.

*
Incorporated by reference to the Registration Statement on Form F-1 (Reg. No. 333-43198), as amended.

F–1

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Pearson plc

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in financial position (cash flows) and of changes in capital stock, reserves not available for distribution and unappropriated earnings (shareholders' funds) present fairly in all material respects, the financial position of Pearson plc and its subsidiaries at December 31, 2000 and 1999 and the results of their operations and their changes in financial position (cash flows) for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    Accounting principles generally accepted in the United Kingdom vary in certain important (or significant) respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in sterling for each of the three years in the period ended December 31, 2000 and the determination of consolidated shareholders' funds and consolidated financial position also expressed in sterling at December 31, 2000 and 1999 to the extent summarised in Note 35 to the consolidated financial statements.

PricewaterhouseCoopers
London
March 5, 2001
except for the information
presented in Note 35,
for which the date is June 6, 2001

F–2

PEARSON PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 2000

		2000			1999 restated			1998 restated
	note	results from operations	other items	total	results from operations	other items	total	results from operations	other items	total
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Sales (including share of joint ventures)		3,537	—	3,537	3,332	—	3,332	2,251	—	2,251
Less: share of joint ventures		(17)	—	(17)	—	—	—	—	—	—

Continuing operations		3,520	—	3,520	3,332	—	3,332	2,251	—	2,251
Acquisitions		354	—	354	—	—	—	—	—	—

		3,874	—	3,874	3,332	—	3,332	2,251	—	2,251
Discontinued operations		—	—	—	—	—	—	144	—	144

Total sales	2	3,874	—	3,874	3,332	—	3,332	2,395	—	2,395
Cost of sales	3	(1,633)	(8)	(1,641)	(1,414)	(10)	(1,424)	(1,127)	(49)	(1,176)

Gross profit		2,241	(8)	2,233	1,918	(10)	1,908	1,268	(49)	1,219
Net operating expenses	3	(1,791)	(220)	(2,011)	(1,441)	(220)	(1,661)	(930)	(90)	(1,020)

Operating profit analysed between:
Continuing operations—Group		446	(143)	303	477	(230)	247	315	(139)	176
Acquisitions—Group	4	4	(85)	(81)	—	—	—	—	—	—
Discontinued Operations—Group	—	—	—	—	—	—	—	23	—	23

Total operating profit—Group		450	(228)	222	477	(230)	247	338	(139)	199

Share of operating loss of joint ventures:
Continuing operations		(21)	—	(21)	—	—	—	—	—	—

Total share of operating loss of joint ventures	14	(21)	—	(21)	—	—	—	—	—	—

Share of operating profit of associates:
Continuing operations		25	(1)	24	24	(1)	23	11	—	11
Acquisitions		28	(50)	(22)	—	—	—	—	—	—

		53	(51)	2	24	(1)	23	11	—	11
Discontinued operations		8	—	8	48	—	48	40	—	40

Total share of operating profit of associates	15	61	(51)	10	72	(1)	71	51	—	51

Total operating profit analysed between:
Operating profit before internet enterprises	2	686	(262)	424	588	(231)	357	389	(139)	250
Internet enterprises	2	(196)	(17)	(213)	(39)	—	(39)	—	—	—

Total operating profit	2	490	(279)	211	549	(231)	318	389	(139)	250

F–3

		2000				1999 restated				1998 restated
	note	results from operations	other items	total		results from operations	other items	total		results from operations	other items	total
		£m	£m	£m		£m	£m	£m		£m	£m	£m
Total operating profit		490	(279)	211		549	(231)	318		389	(139)	250

Continuing operations:
(Loss)/profit on sale of fixed assets and investments	4	—	(4)	(4)		—	349	349		—	142	142
Profit/(loss) on sale of businesses and associates	5	—	30	30		—	(44)	(44)		—	50	50
Discontinued operations:
Profit on sale of businesses and associates	5	—	231	231		—	—	—		—	215	215

		—	257	257		—	305	305		—	407	407
Continuing operations:
(Loss)/profit on sale of businesses and associates by an associate	15	—	(3)	(3)		—	1	1		—	11	11

Profit before interest and taxation		490	(25)	465		549	75	624		389	279	668
Net finance costs
Net interest payable—Group	6	(154)	—	(154)		(145)	—	(145)		(36)	—	(36)
Net interest payable—associates	15	(3)	—	(3)		(2)	—	(2)		(3)	—	(3)
Other net finance costs	7	—	(24)	(24)		—	—	—		—	—	—

Total net finance costs		(157)	(24)	(181)		(147)	—	(147)		(39)	—	(39)

Profit before taxation		333	(49)	284		402	75	477		350	279	629
Taxation	8	(87)	(19)	(106)		(100)	(77)	(177)		(98)	(90)	(188)

Profit after taxation		246	(68)	178		302	(2)	300		252	189	441
Equity minority interests		(14)	15	1		(6)	—	(6)		(4)	—	(4)

Profit for the financial year		232	(53)	179		296	(2)	294		248	189	437
Dividends on equity shares	9			(164)				(138)				(126)

Profit retained				15				156				311

Adjusted earnings per equity share before internet enterprises	10			54.6	p			47.6	p			37.5	p
Adjusted earnings per equity share after internet enterprises	10			31.9	p			43.3	p			37.5	p
Earnings per equity share	10			24.6	p			43.0	p			66.2	p
Diluted earnings per equity share	10			24.0	p			42.4	p			65.5	p
Dividends per equity share	9			21.4	p			20.1	p			18.8	p

Note:
1999 has been restated to reflect the adoption of FRS16 'Current Tax'. Earnings per equity share and dividends per equity share in 1999 and 1998 have been restated to reflect the rights issue of equity shares during 2000.

F–4

PEARSON PLC

CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31, 2000

	note	2000	1999
		£m	£m
Fixed assets
Intangible assets	12	4,522	2,457
Tangible assets	13	524	405
Investments: joint ventures	14
Share of gross assets		13	—
Share of gross liabilities		(1)	—

		12	—
Investments: associates	15	1,024	234
Investments: other	16	155	99

		6,237	3,195

Current assets
Stocks	17	828	691
Debtors	18	1,217	1,132
Investments	19	12	4
Cash at bank and in hand	20	516	328

		2,573	2,155

Creditors—amounts falling due within one year
Short-term borrowing	21	(112)	(47)
Other creditors	22	(1,484)	(1,441)

		(1,596)	(1,488)

Net current assets		977	667

Total assets less current liabilities		7,214	3,862
Creditors—amounts falling due after more than one year
Medium and long-term borrowing	21	(2,705)	(2,276)
Other creditors	22	(34)	(32)

		(2,739)	(2,308)

Provisions for liabilities and charges
Deferred taxation	23	(9)	(21)
Other provisions for liabilities and charges	24	(257)	(206)

Net assets		4,209	1,327

Capital and reserves
Called up share capital	25	199	153
Share premium account	26	2,440	517
Profit and loss account	26	1,405	651

Equity shareholders' funds		4,044	1,321
Equity minority interests		165	6

		4,209	1,327

Note:
The company balance sheet is shown in note 33.

F–5

PEARSON PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2000

	note	2000	1999	1998
		£m	£m	£m
Net cash inflow from operating activities	29	361	433	402

Dividends from joint ventures and associates		49	44	53

Interest received		16	41	52
Interest paid		(179)	(182)	(88)
Debt issue costs		(4)	(5)	(21)
Dividends paid to minority interests		—	(1)	(3)

Returns on investments and servicing of finance		(167)	(147)	(60)

Taxation		(90)	(156)	(80)

Purchase of tangible fixed assets		(139)	(102)	(125)
Sale of tangible fixed assets		22	36	14
Purchase of investments		(132)	(24)	(53)
Sale of investments		1	624	199

Capital expenditure and financial investment		(248)	534	35

Purchase of subsidiary undertakings		(2,276)	(249)	(2,936)
Net cash acquired with subsidiary undertakings		(31)	—	(2)
Purchase of joint ventures and associates		(108)	(54)	(13)
Sale of subsidiary undertakings		158	44	718
Net cash disposed with subsidiary undertakings		—	(3)	(17)
Sale of associates		392	12	77

Acquisitions and disposals	27/28	(1,865)	(250)	(2,173)

Equity dividends paid		(143)	(132)	(113)

Net cash (outflow)/inflow before management of liquid resources and financing		(2,103)	326	(1,936)

Liquid resources acquired		(16)	(9)	(1,261)
Liquid resources disposed		—	10	1,306
Collateral deposit placed		(118)	—	—

Management of liquid resources	29	(134)	1	45

Issue of equity share capital		1,959	18	344
Capital element of finance lease rentals		(10)	(11)	(1)
Unsecured bank loans		—	—	(141)
Loan facility advanced		473	—	2,115
Loan facility repaid		(735)	(1,112)	—
Bonds advanced		411	608	—
Loan notes advanced		134	—	—
Net movement in other borrowings		63	202	(280)

Financing		2,295	(295)	2,037

Increase in cash in the year	29	58	32	146

F–6

PEARSON PLC

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED DECEMBER 31, 2000

	2000	1999	1998
	£m	£m	£m
Profit for the financial year	179	294	437
Other net gains and losses recognised in reserves:
Currency translation differences	95	33	(8)
Taxation on currency translation differences—UK	(8)	3	—

Total recognised gains relating to the year	266	330	429

NOTE OF HISTORICAL COST PROFITS AND LOSSES

FOR THE YEAR ENDED DECEMBER 31, 2000

	2000	1999	1998
	£m	£m	£m

Reported profit before taxation	284	477	629
Realization of property revaluations	—	—	2

Historical cost profit on ordinary activities before taxation	284	477	631

Historical cost profit/(loss) retained after taxation, equity minority interests and dividends	15	156	313

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED DECEMBER 31, 2000

	2000	1999	1998
	£m	£m	£m
Profit for the financial year	179	294	437
Dividends on equity shares	(164)	(138)	(126)

	15	156	311
Currency translation differences (net of taxation)	87	36	(8)
Goodwill arising on prior year acquisitions	1	—	(16)
Goodwill written back on business combinations	585	—	—
Goodwill written back	68	63	262
Shares issued	1,961	18	347
Replacement options granted on acquisition of subsidiary	6	—	—

Net movement for the year	2,723	273	896
Equity shareholders' funds at beginning of the year	1,321	1,048	152

Equity shareholders' funds at end of the year	4,044	1,321	1,048

F–7

PEARSON PLC

NOTES TO THE ACCOUNTS

1. Accounting policies

    Accounting policies have been consistently applied except that FRS16 'Current Tax' has been adopted and hence comparative figures have been restated to reflect that UK dividend income is now presented net of UK tax credits. In 1999 the taxation charge has been reduced by £3m and profit on the sale of fixed assets and investments has also been reduced by £3m. FRS15 'Tangible Fixed Assets' has also been adopted.

a.  Basis of accounting

    The accounts are prepared under the historical cost convention and in accordance with applicable accounting standards. A summary of the significant accounting policies is set out below.

b.  Basis of consolidation

    The consolidated accounts include the accounts of all subsidiary undertakings made up to December 31. Where companies have become or ceased to be subsidiary or associated undertakings during the year, the Group profit includes profits for the period during which they were subsidiary or associated undertakings.

    From January 1, 1998 goodwill, being either the net excess of the cost of shares in subsidiary undertakings and associated undertakings over the value attributable to their net assets on acquisition or the cost of other goodwill by purchase, is capitalised and amortised through the profit and loss account over its estimated useful life not exceeding 20 years. Estimated useful life is determined after taking into account such factors as the nature and age of the business and the stability of the industry in which the acquired business operates as well as typical life spans of the acquired products to which the goodwill attaches. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill arising on acquisitions before January 1, 1998 has been deducted from reserves and is charged or credited to the profit and loss account on disposal or closure of the business to which it relates.

    The profit of the Group includes the Group's share of the results of associated undertakings, and the consolidated balance sheet includes the Group's interest in associated undertakings at the book value of attributable net assets and attributable goodwill. The figures included in the financial statements have been based on unaudited management accounts for the period to December 31.

c.  Sales

    Sales represent the amount of goods and services, net of value added tax and other sales taxes, and excluding trade discounts and anticipated returns, provided to external customers and associated undertakings.

    Revenue from the sale of books is recognised when the goods are shipped. Anticipated returns are based on historical return rates. Circulation and advertising revenue is recognised when the newspaper or other publication is published. Subscription revenue is recognised over the life of the subscription.

d.  Pension costs

    The regular pension cost of the Group's defined benefit pension schemes is charged to the profit and loss account in order to apportion the cost of pensions over the service lives of employees in the

F–8

schemes. Variations arising from a significant reduction in the number of employees are adjusted in the profit and loss account to the extent that the year's regular pension cost, reduced by other variations, exceeds contributions payable for that year. Other variations are apportioned over the expected service lives of current employees in the schemes.

e.  Post-retirement benefits other than pensions

    Post-retirement benefits other than pensions are accounted for on an accruals basis to recognise this obligation over the expected service lives of the employees concerned.

f.   Tangible fixed assets

    The cost of tangible fixed assets other than freehold land is depreciated over estimated economic lives in equal annual amounts. Generally, freeholds are depreciated at 1% to 5% per annum, leaseholds at 2% per annum, or over the period of the lease if shorter, and plant and equipment at various rates between 5% and 33% per annum.

g.  Leases

    Finance lease rentals are capitalised at the net present value of the total amount of rentals payable under the leasing agreement (excluding finance charges) and depreciated in accordance with policy f. above. Finance charges are written off over the period of the lease in reducing amounts in relation to the written down carrying cost. Operating lease rentals are expensed as incurred.

h.  Fixed asset investments

    Fixed asset investments are stated at cost less provisions for diminution in value.

i.   Stocks

    Stocks and work in progress are stated at the lower of cost and net realisable value.

j.   Pre-publication costs

    Pre-publication costs represent direct costs incurred in the development of titles prior to their publication. These costs are carried forward in stock where the title has a useful life in excess of one year. These costs are amortised over estimated economic lives of five years or less, upon publication of the title, with a higher proportion of the amortisation taken in the earlier years.

k.  Royalty advances

    Advances of royalties to authors are included within debtors when the advance is paid less any provision required to bring the amount down to its net realisable value. The royalty advance is expensed at the contracted royalty rate as the related revenues are earned.

l.   Newspaper development costs

    Revenue investment in the development of newspaper titles consists of measures to increase the volume and geographical spread of circulation. These measures include additional and enhanced

F–9

editorial content, extended distribution and remote printing. These extra costs arising are expensed as incurred.

m.  Deferred taxation

    Deferred taxation is provided, using the liability method, at the expected applicable rates, on all timing differences between accounting and taxation treatments which are expected to reverse in the foreseeable future.

n.  Financial instruments

    The Group uses derivative financial instruments to manage its exposure to interest rate and foreign exchange risks. These include interest rate swaps, currency swaps and forward currency contracts. Amounts payable or receivable in respect of interest rate derivatives are accrued with net interest payable over the period of the contract. Where the derivative instrument is terminated early the gain or loss is spread over the remaining maturity of the original instrument. Foreign currency borrowings and their related derivatives are carried in the balance sheet at the relevant exchange rates at the balance sheet date. Gains or losses in respect of the hedging of overseas subsidiary undertakings are taken to reserves. Gains or losses arising from foreign exchange contracts are taken to the profit and loss account in line with the transactions which they are hedging. Premiums paid on contracts designed to manage currency exposure on specific acquisitions or disposals are charged to the profit and loss account.

    The company participates in offset arrangements with certain banks whereby cash and overdraft amounts are offset against each other.

o.  Foreign currencies

    Profit and loss accounts in overseas currencies are translated into sterling at average rates. Balance sheets are translated into sterling at the rates ruling at December 31. Exchange differences arising on consolidation are taken directly to reserves. Other exchange differences are taken to the profit and loss account where they relate to trading transactions and directly to reserves where they relate to investments.

    The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.51 (1999: $1.61; 1998: $1.66) and the year end rate was $1.49 (1999: $1.61; 1998: $1.66).

p.  Liquid resources

    Liquid resources comprise short-term deposits of less than one year and investments which are readily realisable and held on a short-term basis.

q.  Retained profits of overseas subsidiaries and associates

    No provision is made for any additional taxation, less double taxation relief, which would arise on the remittance of profits retained where there is no intention to remit such profits.

F–10

2A. Analysis of sales

	2000			1999			1998
	sales	internet enterprises	total sales	sales	internet enterprises	total sales	sales	internet enterprises	total sales
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Business sectors
Pearson Education	2,087	3	2,090	1,725	—	1,725	702	—	702
FT Group	802	42	844	680	7	687	683	—	683
The Penguin Group	755	—	755	565	—	565	523	—	523
Television	185	—	185	355	—	355	343	—	343

Continuing operations	3,829	45	3,874	3,325	7	3,332	2,251	—	2,251
Discontinued operations	—	—	—	—	—	—	144	—	144

	3,829	45	3,874	3,325	7	3,332	2,395	—	2,395

Geographical markets supplied
United Kingdom	520	13	533	539	5	544	497	—	497
Continental Europe	459	7	466	516	2	518	461	—	461
North America	2,504	24	2,528	1,990	—	1,990	1,078	—	1,078
Asia Pacific	229	1	230	200	—	200	161	—	161
Rest of world	117	—	117	80	—	80	54	—	54

Continuing operations	3,829	45	3,874	3,325	7	3,332	2,251	—	2,251
Discontinued operations	—	—	—	—	—	—	144	—	144

	3,829	45	3,874	3,325	7	3,332	2,395	—	2,395

	total by source	inter- regional	total sales	total by source	inter- regional	total sales	total by source	inter- regional	total sales
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Geographical source of sales
United Kingdom	837	(29)	808	820	(52)	768	728	(52)	676
Continental Europe	352	(7)	345	394	(6)	388	355	(6)	349
North America	2,453	(19)	2,434	1,991	(18)	1,973	1,108	(28)	1,080
Asia Pacific	204	(3)	201	159	(4)	155	129	(4)	125
Rest of world	88	(2)	86	50	(2)	48	22	(1)	21

Continuing operations	3,934	(60)	3,874	3,414	(82)	3,332	2,342	(91)	2,251
Discontinued operations	—	—	—	—	—	—	144	—	144

	3,934	(60)	3,874	3,414	(82)	3,332	2,486	(91)	2,395

Note:

The table above analyses sales by the geographical region from which the products and services originate. Inter-regional sales are those made between the Group companies in different regions. The Pearson Education business sector includes sales of £146m in respect of National Computer Systems and The Penguin Group business sector includes sales of £125m in respect of Dorling Kindersley, both of which were acquired during 2000.

F–11

2B. Analysis of operating profit

	2000
	results from operations	internet enterprises	integration costs	goodwill amortisation	operating profit
	£m	£m	£m	£m	£m
Business sectors
Pearson Education	320	(83)	(13)	(157)	67
FT Group	211	(113)	—	(53)	45
The Penguin Group	79	—	(27)	(14)	38
Television	68	—	—	(15)	53

Continuing operations	678	(196)	(40)	(239)	203
Discontinued operations	8	—	—	—	8

	686	(196)	(40)	(239)	211

Geographical markets supplied
United Kingdom	89	(90)	(16)	(22)	(39)
Continental Europe	124	(8)	—	(14)	102
North America	405	(97)	(21)	(203)	84
Asia Pacific	26	—	(3)	—	23
Rest of world	34	(1)	—	—	33

Continuing operations	678	(196)	(40)	(239)	203
Discontinued operations	8	—	—	—	8

	686	(196)	(40)	(239)	211

	1999
	results from operations	internet enterprises	integration costs	year 2000 costs	goodwill amortisation	operating profit
	£m	£m	£m	£m	£m	£m
Business sectors
Pearson Education	257	(3)	(95)	(2)	(121)	36
FT Group	150	(36)	—	(2)	(9)	103
The Penguin Group	65	—	—	(1)	—	64
Television	68	—	—	—	(1)	67

Continuing operations	540	(39)	(95)	(5)	(131)	270
Discontinued operations	48	—	—	—	—	48

	588	(39)	(95)	(5)	(131)	318

Geographical markets supplied
United Kingdom	46	(34)	(14)	(2)	—	(4)
Continental Europe	110	(1)	(2)	—	(4)	103
North America	340	(4)	(72)	(3)	(127)	134
Asia Pacific	29	—	(6)	—	—	23
Rest of world	15	—	(1)	—	—	14

Continuing operations	540	(39)	(95)	(5)	(131)	270
Discontinued operations	48	—	—	—	—	48

	588	(39)	(95)	(5)	(131)	318

F–12

	1998
	results from operations	integration costs	year 2000 costs	goodwill amortisation	operating profit
	£m	£m	£m	£m	£m
Business sectors
Pearson Education	99	(120)	(3)	(10)	(34)
FT Group	118	—	(2)	(2)	114
The Penguin Group	48	—	(2)	—	46
Television	61	—	—	—	61

Continuing operations	326	(120)	(7)	(12)	187
Discontinued operations	63	—	—	—	63

	389	(120)	(7)	(12)	250

Geographical markets supplied
United Kingdom	38	(1)	(2)	—	35
Continental Europe	109	—	(1)	(2)	106
North America	157	(116)	(1)	(10)	30
Asia Pacific	16	(3)	(2)	—	11
Rest of world	6	—	(1)	—	5

Continuing operations	326	(120)	(7)	(12)	187
Discontinued operations	63	—	—	—	63

	389	(120)	(7)	(12)	250

Note:

Integration costs include costs in respect of the Simon & Schuster acquisition in 1998 and the Dorling Kindersley and National Computer Systems acquisitions in 2000. Discontinued operations arising in 2000 relate to the withdrawal of the Group from the banking business following its disposal of Lazard in March 2000. Internet enterprises consists of the Group's discrete internet operations, principally FT.com and Learning Network. The Pearson Education business sector (results from operations) includes £15m in respect of National Computer Systems and The Penguin Group business sector (results from operations) includes £nil in respect of Dorling Kindersley, both of which were acquired during 2000. Of the exceptional expense of £40m charged to the profit and loss account in 2000, £21m was charged against provisions.

Discontinued operations arising in 1998 relate to the withdrawal of the Group from the consumer software business following its disposal of Mindscape Inc. in March 1998, the withdrawal of the Group from the consumer magazine business following its disposal of Pearson New Entertainment in April 1998 and the withdrawal of the Group from the visitor attractions business following its disposal of The Tussauds Group in 1998.

Analyses of the profits of joint ventures and associates are shown in notes 14 and 15.

F–13

2C. Analysis of capital employed

	2000	1999
	£m	£m
Business sectors
Pearson Education	4,864	2,877
FT Group	542	408
The Penguin Group	569	193
Television	801	(78)

Continuing operations	6,776	3,400
Discontinued operations	—	149

	6,776	3,549

Geographical location
United Kingdom	379	(30)
Continental Europe	1,038	313
North America	5,217	3,023
Asia Pacific	39	22
Rest of world	103	72

Continuing operations	6,776	3,400
Discontinued operations	—	149

	6,776	3,549

Reconciliation of capital employed to net assets
Capital employed	6,776	3,549
Less: deferred taxation	(9)	(21)
Less: other provisions	(257)	(206)
Less: net debt	(2,301)	(1,995)

Net assets	4,209	1,327

F–14

3. Analysis of consolidated profit and loss account

			1998
	2000	1999	continuing	discontinuing	total
	£m	£m	£m	£m	£m
Cost of sales	(1,641)	(1,424)	(1,138)	(38)	(1,176)

Distribution costs	(180)	(157)	(168)	(1)	(169)
Administration and other expenses	(1,913)	(1,602)	(848)	(85)	(933)
Other operating income (see below)	82	98	79	3	82

Net operating expenses	(2,011)	(1,661)	(937)	(83)	(1,020)

Analysed as:
Net operating expenses—before exceptional items and goodwill amortisation	(1,791)	(1,446)	(854)	(83)	(937)
Net operating expenses—exceptional items	(32)	(85)	(71)	—	(71)
Net operating expenses—goodwill amortisation	(188)	(130)	(12)	—	(12)

Net operating expenses	(2,011)	(1,661)	(937)	(83)	(1,020)

Note:

The following amounts are included in the 2000 totals in respect of acquisitions: cost of sales £211m (1999: £14m; 1998: £74m) and net operating expenses £224m (1999: £17m; 1998: £95m). The exceptional expense of £40m in 2000 (1999: £95m; 1998: £120m) is included within cost of sales £8m (1999: £10m; 1998: £49m) and administration and other expenses £32m (1999: £85m; 1998: £71m) (see note 2).

	2000	1999	1998
	£m	£m	£m
Other operating income
Income from other investments:
Unlisted	3	3	14
BSBH loan stock interest	—	1	4
Other operating income (mainly royalties, rights and commission income)	79	94	64

	82	98	82

Profit before taxation is stated after charging:
Amortisation of pre-publication costs	155	134	57
Depreciation	100	82	66
Operating lease rentals:
Plant and machinery	16	22	17
Properties	75	61	41
Other	14	12	4
Year 2000 compliance costs	—	5	7
Auditors' remuneration:
Audit	2	2	2
Non-audit—UK (company £nil; 1999: £nil)	1	2	2
Non-audit—Other	5	2	2

Note:

In addition to the non-audit fees (UK) of £1m (1999: £2m; 1998: £2m), consultancy fees of £1m (1999: £6m; 1998: £7m) have been incurred in respect of systems development. These fees have been capitalised. Fees of £1m (1999: £2m; 1998: £2m) were also incurred in the UK in respect of acquisitions and disposals. These fees have also been capitalised. Audit fees of the company amounted to £0.1m (1999: £0.1m; 1998: £0.1m).

F–15

4. (Loss)/profit on sale of fixed assets and investments

	2000	1999 restated	1998
	£m	£m	£m
Continuing operations:
Profit on disposal of interest in BSB Holdings Ltd	—	345	—
Profit on sale of investment in Société Européenne des Satellites	—	—	133
Profit on sale of investment in Flextech plc	—	—	27
Net (loss)/profit on other investments and property interests	(4)	4	(18)

	(4)	349	142

Taxation	3	(90)	(40)

5. Profit/(loss) on sale of businesses and associates

	2000	1999	1998
	£m	£m	£m
Continuing operations:
Profit on sale of 20% of Recoletos	86	—	34
Profit on sale of Law & Tax Publishing business	—	—	61
Loss on sale of Register Group	—	—	(20)
Loss on closure of Dorling Kindersley Family Learning business	(16)	—	—
Net loss on sale of other businesses and associates	(40)	(44)	(25)

	30	(44)	50

Discontinued operations:
Profit on sale of Lazard (see note 15)	231	—	—
Profit on sale of The Tussaude Group	—	—	157
Profit on sale of Pearson New Entertainment	—	—	41
Profit on sale of Port Aventura SA	—	—	28
Loss on sale of Mindscape Inc.	—	—	(11)

	261	(44)	265

Taxation	(51)	5	(63)

F–16

6. Net interest payable—Group

	2000	1999	1998
	£m	£m	£m
Interest payable and similar charges:
On borrowing repayable wholly within five years not by instalments	(110)	(155)	(43)
On borrowing repayable wholly or partly after five years	(67)	(29)	(44)

	(177)	(184)	(87)

Interest receivable and similar income:
On deposits and liquid funds	21	29	48
On discounted proceeds on businesses held for resale	—	7	—
Amortisation of swap proceeds (see note 22)	2	3	3

Net interest payable	(154)	(145)	(36)

7. Other net finance costs

    The amortisation of an arrangement fee in respect of a borrowing facility has been accelerated due to the early redemption of the facility resulting in a charge of £16m. An £8m premium was paid in respect of a forward currency option in connection with the acquisition of National Computer Systems.

F–17

8. Taxation

	2000	1999 restated	1998 restated
	£m	£m	£m
UK
Corporation tax for the period at 30% (1999: 30.2%; 1998: 31%)	40	116	143
Adjustments in respect of prior periods	(13)	(11)	(9)

	27	105	134
Double taxation relief	(1)	(1)	(1)

	26	104	133
Deferred taxation (see note 23)	(1)	6	(4)
Joint ventures	(6)	—	—
Associates	6	9	8
Overseas
Overseas taxation for the period	70	52	45
Deferred taxation	(3)	—	1
Associates	14	6	5

	106	177	188

all figures in percentages	2000	1999 restated	1998
Tax rate reconciliation
UK tax rate	30.0	30.2	31.0
Effect of overseas tax rates	2.2	3.0	—
Effect of utilisation of tax losses in the US	(7.8)	(9.8)	(2.7)
Other items	(1.4)	1.6	(0.3)

Tax rate reflected in adjusted earnings (before internet enterprises)	23.0	25.0	28.0
Effect of internet enterprises	3.1	—	—

Tax rate reflected in adjusted earnings (after internet enterprises)	26.1	25.0	28.0
Effect of profits/(losses) excluded from adjusted earnings	11.2	12.1	1.9

Tax rate reflected in earnings	37.3	37.1	29.9

Note:

The Group has significant tax losses available in the US which are not recognised in the accounts and hence the tax rate reflected in adjusted earnings is lower than the UK tax rate.

F–18

9. Dividends

	2000		1999		1998
	pence per share	£m	pence per share restated	£m	pence per share restated	£m
Interim paid	8.2	58	7.7	53	7.2	47
Final proposed	13.2	106	12.4	85	11.6	79

Dividends for the year	21.4	164	20.1	138	18.8	126

Note:

1999 and 1998 interim and final and 2000 interim dividends per share have been restated to reflect the rights issue of equity shares during 2000 (see note 25). Dividends in respect of the company's shares held by employee share trusts (see note 16) have been waived.

10. Earnings per share

   In order to show results from operating activities on a comparable basis two adjusted earnings per equity share are presented. First, an adjusted earnings per share is presented which excludes profits or losses on the sale of fixed assets and investments, businesses and associates (see notes 4 and 5) which in 2000 relate primarily to the sale of Lazard and the sale of 20% of Recoletos. Also excluded are Year 2000 compliance costs, integration costs in respect of the acquisitions of Simon & Schuster, Dorling Kindersley and National Computer Systems (NCS) (see note 2), the accelerated amortisation of a financing arrangement fee following the early redemption of a borrowing facility, the premium paid in respect of a forward currency option in connection with the acquisition of NCS (see note 7) and goodwill amortisation. Due to a significant level of expenditure on internet enterprises, a second adjusted earnings per equity share is presented in which the results of these are also excluded from earnings.

F–19

	2000		1999 restated		1998 restated
	£m	earnings per share (p)	£m	earnings per share (p)	£m	earnings per share (p)
Profit for the financial year	179	24.6	294	43.0	437	66.2
Adjustments:
Loss/(profit) on sale of fixed assets and investments: continuing operations (see note 4)	4	0.5	(349)	(51.0)	(142)	(21.5)
(Profit)/loss on sale of businesses and associates: continuing operations (see note 5)	(30)	(4.0)	44	6.4	(50)	(7.6)
(Profit) on sale of businesses and associates: discontinued operations (see note 5)	(231)	(31.7)	—	—	(215)	(32.5)
Loss/(profit) on sale of businesses and associates by an associate: continuing operations	3	0.4	(1)	(0.1)	(11)	(1.7)
Internet enterprises (see note 2)	196	26.9	39	5.7	—	—
Interest on internet enterprises	9	1.2	—	—	—	—
Goodwill amortisation (see notes 12/15)	239	32.9	131	19.2	12	1.8
Integration costs (see note 2)	40	5.5	95	13.9	120	18.2
Other net finance costs (see note 7)	24	3.3	—	—	—	—
Year 2000 compliance costs	—	—	5	0.7	7	1.1
Taxation on above items	(18)	(2.5)	67	9.8	90	13.5
Minority interest share of above items	(18)	(2.5)	—	—	—	—

Adjusted earnings before internet enterprises	397	54.6	325	47.6	248	37.5

Internet enterprises	(196)	(26.9)	(39)	(5.7)	—	—
Interest on internet enterprises	(9)	(1.2)	—	—	—	—
Taxation on internet enterprises	37	5.0	10	1.4	—	—
Minority interest share of internet enterprises	3	0.4	—	—	—	—

Adjusted earnings after internet enterprises	232	31.9	296	43.3	248	37.5

Profit for the financial year	179	24.3	294	42.5	437	65.6
Taxation on the conversion of ordinary shares	(2)	(0.3)	(1)	(0.1)	(1)	(0.1)

Diluted earnings	177	24.0	293	42.4	436	65.5

Weighted average number of equity shares (millions)—for earnings and adjusted earnings	727.7		683.4		660.6
Effect of dilutive share options	8.4		7.8		5.7

Weighted average number of equity shares (millions)—for diluted earnings	736.1		691.2		666.3

Note:

The weighted average number of shares in 1999 and 1998 has been restated to reflect the rights issue of equity shares during 2000.

F–20

11. Employee information

	2000	1999	1998
	£m	£m	£m
Staff costs
Wages and salaries	792	702	476
Social security costs	82	75	54
Post-retirement costs	22	26	13

	896	803	543

	UK	US	other	total
Average number employed 2000
Pearson Education	1,517	9,180	2,888	13,585
FT Group	2,166	1,413	1,892	5,471
The Penguin Group	1,630	2,310	768	4,708
Television	390	60	247	697
Other	168	59	—	227

Continuing operations	5,871	13,022	5,795	24,688

Average number employed 1999
Pearson Education	1,407	7,229	2,042	10,678
FT Group	2,158	1,034	1,790	4,982
The Penguin Group	749	1,866	614	3,229
Television	617	105	550	1,272
Other	171	51	—	222

Continuing operations	5,102	10,285	4,996	20,383

Average number employed 1998
Pearson Education	764	3,171	1,489	5,424
FT Group	2,780	832	1,858	5,470
The Penguin Group	989	1,728	601	3,318
Television	585	113	450	1,148
Other	171	48	—	219

Continuing operations	5,289	5,892	4,398	15,579
Discontinued operations	2,614	131	76	2,821

	7,903	6,023	4,474	18,400

F–21

	2000	1999	1998
	£m	£m	£m
Post-retirement costs
Defined benefit pension schemes
UK Group plan: regular pension cost	8	8	8
UK Group plan: amortisation of surplus	(8)	(3)	(9)

Net pension charge	—	5	(1)
Other defined benefit pension schemes	13	11	6
Defined contribution pension schemes	5	6	5
Medical benefits	4	4	3

	22	26	13

    Pension schemes. The Group operates a number of pension schemes throughout the world. The major schemes are self-administered and the schemes' assets are held independently of the Group. Pension costs are assessed in accordance with the advice of independent qualified actuaries. The principal schemes are primarily of the defined benefit type. There is also a closed defined benefit scheme in the UK, which now receives neither employers' nor members' contributions, and a number of other defined benefit and defined contribution schemes, principally overseas.

    The most recent full actuarial valuation was performed as at 1 January 1999, using the projected unit method of valuation. The market value of the assets of the scheme at this date was £1,038m. The actuarial assumptions used to determine the SSAP24 charge are shown below. The net assets of the UK Group plan at December 31, 2000 are included in the pension plan accounts at £1,185m (unaudited).

UK group plan
Real return on investments per annum	3.9%
Real increase in earnings per annum	1.9%
Real increase in pensions in payment per annum	0.0%
Real increase in dividends per annum	1.25%
Level of funding*	112%

*Actuarial value of assets expressed as a percentage of the actuarial value of the liabilities.

    In view of these results, all employers' contributions remain suspended for the time being and the valuation surplus is being apportioned, in accordance with SSAP24, on a mortgage basis over the expected remaining service lives of the current employees.

    The total market value of the assets of other defined benefit schemes (mainly in the US), valued this year, was £93m (1999: £64m; 1998:£63m).

    Other post-retirement benefits. The Group provides certain health-care and life-assurance benefits principally for retired US employees and their dependants. These plans are unfunded. Retirees are eligible for participation if they meet certain age and service requirements. Plans that are available vary

F–22

depending on the business division in which the retiree worked. Plan choices and retiree contributions are dependent on retirement date, business division, option chosen and length of service.

    The principal assumptions affecting the provision for other post-retirement benefits were: medical inflation rates of between 5% and 7% and a discount rate of 8%.

12. Intangible assets

goodwill
£m
Cost
At December 31, 1998	2,342
Exchange differences	71
Additions (see note 27)	187
Disposals (see note 28)	(1)

At December 31, 1999	2,599
Exchange differences	162
Additions (see note 27)	2,206
Television assets contributed	(70)
Disposals (see note 28)	(37)

At December 31, 2000	4,860

Amortisation
At December 31, 1998	(12)
Provided in the year	(130)

At December 31, 1999	(142)
Exchange differences	(12)
Television assets contributed	2
Disposals (see note 28)	2
Provided in the year	(188)

At December 31, 2000	(338)

Net carrying amount
At December 31, 1999	2,457

At December 31, 2000	4,522

F–23

13. Tangible fixed assets

	freehold & leasehold property	plant & equipment	assets in course of construction	total
	£m	£m	£m	£m
Cost
At December 31, 1998	249	527	18	794
Exchange differences	2	2	—	4
Reclassifications	3	9	(12)	—
Owned by subsidiary undertakings acquired	—	(8)	—	(8)
Capital expenditure	18	77	21	116
Owned by subsidiary undertakings disposed	(1)	(21)	—	(22)
Disposals	(36)	(49)	(6)	(91)

At December 31, 1999	235	537	21	793
Exchange differences	8	20	1	29
Reclassifications	14	8	(22)	—
Owned by subsidiary undertakings acquired	71	134	—	205
Television assets contributed	(34)	(54)	—	(88)
Capital expenditure	24	102	3	129
Owned by subsidiary undertakings disposed	—	(4)	—	(4)
Disposals	(17)	(67)	(1)	(85)

At December 31, 2000	301	676	2	979

Depreciation
At December 31, 1998	(78)	(281)	—	(359)
Exchange differences	(1)	(1)	—	(2)
Impairment in value	—	(11)	—	(11)
Provided in the year	(12)	(70)	—	(82)
Owned by subsidiary undertakings acquired	—	4	—	4
Owned by subsidiary undertakings disposed	—	8	—	8
Disposals	10	44	—	54

At December 31, 1999	(81)	(307)	—	(388)
Exchange differences	(2)	(13)	—	(15)
Impairment in value	—	(1)	—	(1)
Provided in the year	(12)	(88)	—	(100)
Owned by subsidiary undertakings acquired	(12)	(46)	—	(58)
Television assets contributed	6	26	—	32
Owned by subsidiary undertakings disposed	—	1	—	1
Disposals	9	65	—	74

At December 31, 2000	(92)	(363)	—	(455)

Net book value
At December 31, 1999	154	230	21	405

At December 31, 2000	209	313	2	524

    Freehold and leasehold property. Net book value includes: freehold of £154m (1999: £113m) and short leases of £56m (1999: £41m).

F–24

    Capital commitments. The Group had capital commitments for fixed assets, including finance leases, already under contract amounting to £24m at December 31, 2000 (1999: £20m).

    Other notes. The net book value of Group tangible fixed assets includes £11m (1999: £23m) in respect of assets held under finance leases. Depreciation on these assets charged in 2000 was £1m (1999: £2m).

14. Joint ventures

	2000		1999
	valuation	book value	valuation	book value
	£m	£m	£m	£m
Unlisted joint ventures	12	12	—	—

Note:

The valuations of unlisted joint ventures are directors' valuations as at December 31, 2000. If realised at these values there would be no liability for taxation. The Group had no capital commitments to subscribe for further capital and loan stock.

	equity	reserves	total net assets
	£m	£m	£m
Summary of movements
At December 31, 1999	—	—	—
Transfer from associates	8	(2)	6
Owned by businesses acquired	2	—	2
Additions	19	—	19
Retained loss for the year	—	(15)	(15)

At December 31, 2000	29	(17)	12

	2000
	operating profit	total net assets
	£m	£m
Analysis of joint ventures
Business sectors
FT Group	(21)	10
The Penguin Group	—	2

Continuing operations	(21)	12

Geographical markets supplied and location of net assets
United Kingdom	(2)	3
Continental Europe	(19)	9

Continuing operations	(21)	12

F–25

2000
£m
Reconciliation to retained loss
Operating loss of joint ventures	(21)
UK taxation	6

Retained loss for the year	(15)

15. Associates

	2000		1999
	valuation	book value	valuation	book value
	£m	£m	£m	£m
Partnership interests	—	—	410	149
Listed associates	1,895	948	—	—
Unlisted associates	341	72	426	18
Loans	4	4	67	67

	2,240	1,024	903	234

Note:

Principal associates are listed on page F-95. The valuations of unlisted associates are directors' valuations as at December 31, 2000. If all associates were realised at these values there would be an estimated liability for taxation, at year end rates, of £153m (1999: £161m). The Group had no capital commitments to subscribe for further capital and loan stock.

F–26

	equity	share of loans	reserves	total	goodwill	total net assets
	£m	£m	£m	£m	£m	£m
Summary of movements
At December 31, 1998	77	65	3	145	—	145
Exchange differences	(2)	—	(1)	(3)	(2)	(5)
Additions	23	2	—	25	29	54
Retained profit for the year	—	—	41	41	—	41
Goodwill amortisation	—	—	—	—	(1)	(1)

At December 31, 1999	98	67	43	208	26	234
Exchange differences	2	—	2	4	15	19
Transfer to joint ventures	(8)	—	2	(6)	—	(6)
Additions	18	13	—	31	58	89
Combination of television interests:
—Television assets contributed	(4)	(64)	51	(17)	(48)	(65)
—Share of combined television interests	183	—	—	183	633	816
Combination of Asset Valuation interests
—DBC	5	—	—	5	117	122
Disposals	(104)	(12)	(45)	(161)	—	(161)
Retained loss for the year	—	—	(14)	(14)	—	(14)
Goodwill written back on disposal	41	—	—	41	—	41
Goodwill amortisation	—	—	—	—	(51)	(51)

At December 31, 2000	231	4	39	274	750	1,024

F–27

	2000		1999		1998
	operating profit	total net assets	operating profit	total net assets	operating profit	total net assets
	£m	£m	£m	£m	£m	£m
Analysis of associates
Business sectors
Pearson Education	7	18	6	7	4	5
FT Group	(30)	175	14	63	15	6
Television	25	831	3	15	(8)	23

Continuing operations	2	1,024	23	85	11	34
Discontinued operations	8	—	48	149	40	111

	10	1,024	71	234	51	145

Geographical markets supplied and location of net assets
United Kingdom	3	(3)	—	2	(3)	18
Continental Europe	29	874	10	56	6	7
North America	(36)	135	8	14	5	1
Rest of world	6	18	5	13	3	8

Continuing operations	2	1,024	23	85	11	34
Discontinued operations	8	—	48	149	40	111

	10	1,024	71	234	51	145

Note:

Operating profit from continuing operations before goodwill amortisation in 2000 is analysed as Pearson Education £7m, FT Group £7m and Television £39m.

F–28

	2000	1999
	£m	£m
Reconciliation to retained loss
Operating profit of partnerships and other associates (before goodwill amortisation)	61	71
Profit on sale of business by an associate	(3)	1
Net interest payable of associates	(3)	(2)
UK taxation	(6)	(9)
Overseas taxation	(14)	(6)
Distributions receivable in respect of the year from partnership interests	(35)	(2)
Dividends (including tax credits) from unlisted associates	(14)	(12)

Retained loss for the year	(14)	41

The aggregate of the Group's share in its associates, excluding the Group's interest in the RTL Group, and Lazard in 1999 and 1998, is shown below.

	2000	1999	1998
	£m	£m	£m
Sales	384	299	239
Fixed assets	42	72	57
Current assets	132	165	126
Liabilities due within one year	(73)	(105)	(88)
Liabilities due after one year or more	(32)	(73)	(61)

Net assets	69	59	34

In July 2000 the Group combined its television business with CLT-Ufa and retained a 22% shareholding in the new combined business, the RTL Group. The Group's share in the sales and net assets of the RTL Group is shown below.

2000
£m
Sales	271
Fixed assets	241
Current assets	348
Liabilities due within one year	(324)
Liabilities due after one year or more	(60)

Net assets	205

The Group's interest in Lazard Partners Limited Partnership and the three Lazard Houses for the year ended December 31, 1999 is shown below. On March 3, 2000, the Group sold its interests in Lazard Partners Limited Partnership and the three Lazard Houses for £436m comprising £40m in respect of dividends and partnership distributions and proceeds of £396m, less costs of £4m, giving rise to a profit on sale of £231m before tax estimated at £34m.

F–29

	2000	1999	1998
	£m	£m	£m
Profit before tax	8	48	53
Taxation	(2)	(7)	(7)
Profit after taxation	6	41	46
Fixed assets	—	26	28
Current assets	—	3,399	5,151
Liabilities due within one year	—	(2,819)	(4,829)
Liabilities due after one year or more	—	(457)	(239)

16. Other fixed asset investments

	2000		1999
	valuation	book value	valuation	book value
	£m	£m	£m	£m
Listed	82	82	51	16
Unlisted	73	73	83	83

	155	155	134	99

Note:

The valuations of unlisted investments are directors' valuations as at December 31, 2000. If all investments were realised at valuation there would be no liability for taxation (1999: £nil).

F–30

	own shares held	other	total
	£m	£m	£m
Cost
At December 31, 1998	3	165	168
Exchange differences	—	(8)	(8)
Additions	7	17	24
Transfers	—	2	2
Disposals	—	(90)	(90)
Release of provisions for permanent diminution in value	—	3	3

At December 31, 1999	10	89	99
Exchange differences	—	5	5
Additions	71	61	132
Owned by subsidiaries acquired	—	38	38
Television assets contributed	—	(75)	(75)
Transfers	—	(14)	(14)
Disposals	(1)	(15)	(16)

At December 31, 2000	80	89	169

Provision
At December 31, 1999	—	—	—
Transfer from other creditors	6	—	6
Disposals	(1)	—	(1)
Provided during the year	9	—	9

At December 31, 2000	14	—	14

Net book value
At December 31, 1999	10	89	99

At December 31, 2000	66	89	155

Note:

The Pearson Employee Share Trust and Pearson plc Employee Share Ownership Trusts hold 4.2m (1999: 1m) Pearson plc ordinary shares which had a market value of £66m at December 31, 2000 (1999: £19m). These shares have been acquired by the trusts, using funds provided by Pearson plc, to meet obligations under various executive and employee option and restricted share plans. Under these plans the participants become entitled to shares after a specified number of years and subject to certain performance criteria being met. Pearson aims to hedge its liability under the plans by buying shares through the trusts to meet the anticipated future liability. The anticipated future liability is regularly re-assessed during the year and additional shares are purchased when required to meet an increase in this liability. The cost of funding and administering the trusts are charged to the profit and loss account in the period to which they relate. The cost of the shares is being amortised over the performance period of the associated plans. Dividends on the shares held by the trusts have been waived.

F–31

17. Stocks

	2000	1999
	£m	£m
Raw materials	29	35
Work in progress	68	62
Finished goods	383	310
Pre-publication costs	348	284

	828	691

Note:

The replacement cost of stocks is not materially different from book value.

18. Debtors

	2000	1999
	£m	£m
Amounts falling due within one year
Trade debtors	809	807
Associates	99	10
Royalty advances	88	83
Other debtors	95	84
Prepayments and accrued income	58	82

	1,149	1,066

Amounts falling due after more than one year
Royalty advances	48	54
Other debtors	19	6
Prepayments and accrued income	1	6

	68	66

	1,217	1,132

19. Current asset investments

	2000		1999
	valuation	book value	valuation	book value
	£m	£m	£m	£m
Listed	8	8	—	—
Unlisted	4	4	4	4
Businesses held for resale	—	—	—	—

	12	12	4	4

Note:

The valuations of unlisted investments are directors' valuations as at December 31, 2000. If all investments were realised at valuation there would be no liability for taxation (1999: £nil).

F–32

£m
Summary of movements
At December 31, 1998	153
Exchange differences	5
Transfers	—
Owned by businesses acquired	27
Disposals	(181)

At December 31, 1999	4
Transfers	9
Disposals	(1)

At December 31, 2000	12

20. Cash at bank and in hand

	2000		1999
	Group	company	Group	company
	£m	£m	£m	£m
Cash, bank current accounts and overnight deposits	425	—	288	—
Certificates of deposit and commercial paper	15	—	22	—
Term bank deposits	76	56	18	7

	516	56	328	7

21. Financial Instruments

Treasury policy

    The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. The Group borrows principally in US dollars, euros and sterling, at both floating and fixed rates of interest, using derivatives, where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally interest rate swaps, interest rate caps and collars, currency swaps and forward foreign exchange contracts.

    The main risks arising from the Group's financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the group finance director under policies approved by the board which are summarised below. These policies have remained unchanged, except as disclosed, since the beginning of 2000. A treasury committee of the board receives reports on the Group's treasury activities, policies and procedures, which are reviewed periodically by a group of external professional advisers. The treasury department is not a profit centre, and its activities are subject to audit.

    Interest rate risk. The Group's exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into interest rate swaps, interest rate caps and forward rate agreements. In December 2000 the Group amended its policy objective to set a target

F–33

proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt) to be hedged (i.e. fixed or capped) over the next four years of 50% to 65% for the first two years, and 40% to 60% for the next two years. At the end of 2000 that ratio was 54%. On that basis, a 1% change in the Group's variable rate US dollar, euro and sterling interest rates would have a £10m effect on profit before tax.

    Liquidity and refinancing risk. The Group's objective is to procure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. In May 2000 the Group amended its policy objectives so that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and ten years, and that bank and non-bank sources should each provide at least £250m of such core gross borrowings.

    In February 2000 the Group issued E650m of bonds due 2007. In July 2000 it put in place a $2,500m syndicated bank facility maturing in 2005, which replaced a similar facility maturing in 2003. As a result, at the end of 2000 the average maturity of gross borrowings was 5.6 years and non-banks provided £1,565m (56%) of them (up from 5.1 years and 46% respectively at the beginning of the year). The proceeds of the bond issue were used to repay part of the group's syndicated bank facility.

    The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. The Group manages the amount of its net debt, and the level of its net interest cover, principally by the use of a target range for net interest cover. All of the Group's credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody's and BBB+ from Standard & Poor's, and the short-term ratings are P2 and A2 respectively. The Group continues to operate on the basis that the board will take such action as is necessary to support and protect its current credit ratings. The Group also maintains undrawn committed borrowing facilities. At the end of 2000 these amounted to £609m, and their weighted average maturity was 4.5 years.

    Counterparty risk. The Group's risk of loss on deposits or derivative contracts with individual banks is managed in part through the use of counterparty limits. These limits, which take published credit limits (among other things) into account, are approved by the group finance director. In addition, for certain longer dated higher value derivative contracts the Group has entered into mark to market agreements whose effect is to reduce significantly the counterparty risk of the relevant transactions.

    Currency risk. Although the Group is based in the UK, it has a significant investment in overseas operations. The most significant currency for the Group is the US dollar, followed by the euro and sterling.

    The Group's policy during the year on routine transactional conversions between currencies (for example, the collection of receivables, and the settlement of payables or interest) remained that these should be effected at the relevant spot exchange rate. As in previous years, no unremitted profits were hedged with foreign exchange contracts.

    The Group's policy is to align approximately the currency composition of its core borrowings in US dollars, euros and sterling with the split between those currencies of its forecast operating profit. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. Long-term core borrowing is now limited to these three major currencies. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs.

F–34

    At the year end the split of aggregate net borrowings in its three core currencies was US dollar 63%, euro 14% and sterling 23%. These figures differed from the split of forecast operating profit, primarily because of temporary balances relating to the Pearson Television/RTL Group transaction and the Recoletos initial public offering.

    Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures.

a. Maturity of borrowings and other financial liabilities

    The maturity profile of the Group's borrowings and other financial liabilities is shown below.

	2000		1999
	Group	company	Group	company
	£m	£m	£m	£m
Maturity of borrowings
Short-term
Bank loans and overdrafts	112	225	47	130

Total due within one year	112	225	47	130
Medium and long-term
Loans or instalments thereof repayable:
From one to two years	100	—	155	155
From two to five years	1,626	905	1,617	906
After five years not by instalments	979	813	504	351

Total due after more than one year	2,705	1,718	2,276	1,412

Total borrowings	2,817	1,943	2,323	1,542

Note:

At December 31, 2000 £1,134m (1999: £547m) of debt, including commercial paper, currently classified from two to five years would be repayable within one year if refinancing contracts were not in place. The short-term bank loans and overdrafts of the Group are lower than those of the company because of bank offset arrangements.

	2000			1999
	Group finance leases	Group other financial liabilities	Group total	Group finance leases	Group other financial liabilities	Group total
	£m	£m	£m	£m	£m	£m
Maturity of other financial liabilities
Amounts falling due:
In one year or less or on demand	6	5	11	5	—	5
In more than one year but not more than two years	3	16	19	7	11	18
In more than two years but not more than five years	6	14	20	3	4	7
In more than five years	1	10	11	—	1	1

	16	45	61	15	16	31

F–35

b. Borrowings by instrument

	2000		1999
	Group	company	Group	company
	£m	£m	£m	£m
Unsecured
10.75% Sterling Bonds 2002	100	—	100	—
9.5% Sterling Bonds 2004	130	—	120	—
4.625% euro Bonds 2004	356	356	345	345
7.375% US Dollar notes 2006	166	—	153	—
6.125% euro Bonds 2007	441	441	—	—
10.5% Sterling Bonds 2008	100	100	100	100
7% Sterling Bonds 2014	272	272	251	251
Variable rate loan notes	74	74	—	—
Bank loans and overdrafts and commercial paper	1,178	700	1,254	846

Total borrowings	2,817	1,943	2,323	1,542

c. Undrawn committed borrowing facilities

	2000	1999
	£m	£m
Expiring within one year	—	—
Expiring between one and two years	—	155
Expiring in more than two years	609	362

	609	517

Note:

All of the above committed borrowing facilities incur commitment fees at market rates.

F–36

d. Currency and interest rate risk profile

	2000
				fixed rate borrowings
	borrowings £m	total variable rate £m	total fixed rate £m	weighted average interest rate %	weighted average period for which rate is fixed—years
Currency and interest rate risk profile of borrowings
US dollar	1,782	721	1,061	6.2	4.1
Sterling	587	447	140	8.4	4.8
Euro	417	379	38	5.4	4.2
Other currencies	31	31	—	—	—

	2,817	1,578	1,239

	1999
				fixed rate borrowings
	borrowings £m	total variable rate £m	total fixed rate £m	weighted average interest rate %	weighted average period for which rate is fixed—years
Currency and interest rate risk profile of borrowings
US dollar	1,795	790	1,005	6.1	4.6
Sterling	280	130	150	8.5	5.0
Euro	248	248	—	—	—

	2,323	1,168	1,155

Note:

The figures shown in the tables above take into account interest rate, currency swaps and forward rate contracts entered into by the Group. Variable rate borrowings bear interest at rates based on relevant national LIBOR equivalents.

F–37

	2000
	other financial liabilities	total fixed rate	total no interest paid
	£m	£m	£m
Currency and interest rate risk profile of other financial liabilities
US dollar	48	11	37
Sterling	13	5	8

	61	16	45

	1999
	other financial liabilities	total fixed rate	total no interest paid
	£m	£m	£m
Currency and interest rate risk profile of other financial liabilities
US dollar	21	14	7
Sterling	9	—	9
Other currencies	1	1	—

	31	15	16

Note:

Variable rate financial liabilities bear interest at rates based on relevant national LIBOR equivalents.

	2000
	cash at bank and in hand	short- term deposits	other financial assets	total
	£m	£m	£m	£m
Currency and interest rate risk profile of financial assets
US dollar	223	56	21	300
Sterling	6	15	9	30
Euro	69	3	1	73
Other currencies	127	17	—	144

	425	91	31	547

Floating rate	326	7	—	333
Fixed rate	50	84	2	136
No interest paid	49	—	29	78

	425	91	31	547

Note:

Floating rate cash and deposits earn interest based on relevant national LIBID equivalents. Fixed rate cash and deposits earn interest at rates between 4.5% and 12%. Of the total financial assets earning interest at fixed rates, £94m are US dollar denominated.

F–38

	1999
	cash at bank and in hand	short- term deposits	other financial assets	total
	£m	£m	£m	£m
Currency and interest rate risk profile of financial assets
US dollar	183	7	1	191
Sterling	5	17	2	24
Euro	61	14	1	76
Other currencies	39	2	—	41

	288	40	4	332

Floating rate	221	1	—	222
Fixed rate	48	35	—	83
No interest paid	19	4	4	27

	288	40	4	332

Note:

Floating rate cash and deposits earn interest based on relevant national LIBID equivalents. Fixed rate cash and deposits earn interest at rates between 3% and 8.4%.

e. Currency exposures

    The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency.

	2000
	net foreign monetary assets/(liabilities)
	US dollar	sterling	euro	other	total
	£m	£m	£m	£m	£m
Functional currency of entity:
US dollar	—	1	—	6	7
Sterling	10	—	12	19	41
Euro	—	2	—	—	2
Other currencies	—	(1)	—	—	(1)

	10	2	12	25	49

F–39

	1999
	net foreign monetary assets/(liabilities)
	US dollar	sterling	euro	other	total
	£m	£m	£m	£m	£m
Functional currency of entity:
US dollar	—	(4)	2	9	7
Sterling	21	—	6	14	41
Other currencies	5	(3)	—	—	2

	26	(7)	8	23	50

f. Fair values of financial assets and financial liabilities

    The table below shows the book value and the fair value of the Group's financial assets and financial liabilities.

	2000		1999
	book value	fair value	book value	fair value
	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group's operations
Other financial assets	31	31	4	4
Other financial liabilities	(61)	(61)	(31)	(31)
Cash at bank and in hand	425	425	288	288
Short-term deposits	91	91	40	40
Short-term borrowings	(112)	(112)	(47)	(47)
Medium and long-term borrowings	(2,705)	(2,683)	(2,276)	(2,307)

Derivative financial instruments held to manage the interest rate and currency profile
Interest rate swaps	—	(4)	—	23
Currency swaps	—	20	—	10
Foreign exchange contracts	—	2	—	1

Note:

Other financial assets, other financial liabilities, cash at bank and in hand, short-term deposits and short-term borrowings: the fair value approximates to the carrying value due to the short maturity periods of these financial instruments. Medium and long-term borrowings: the fair value is based on market values or, where these are not available, on the quoted market prices of comparable debt issued by other companies. Interest rate swaps: the fair value of interest rate swaps is based on market values. At December 31, 2000 the notional principal value of these swaps was £2,057m (1999: £1,818m). Currency swaps: the fair value of these contracts is based on market values. At December 31, 2000 the Group had £890m (1999: £473m) of such contracts outstanding.

F–40

g.  Hedges

    The table below shows the extent to which the Group has off-balance sheet (unrecognised) and on-balance sheet (deferred) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

	unrecognised
	gains	losses	total net gains/(losses)	deferred gains
	£m	£m	£m	£m
Gains and losses on hedges at December 31, 1999	51	(17)	34	4
Gains and losses arising in previous years that were recognised in 2000	(8)	1	(7)	(2)

Gains and losses arising before December 31, 1999 that were not recognised in 2000	43	(16)	27	2
Gains and losses arising in 2000 that were not recognised in 2000	(2)	(7)	(9)	—

Unrecognised gains and losses on hedges at December 31, 2000	41	(23)	18	2

Of which:
Gains and losses expected to be recognised in 2001	2	—	2	2
Gains and losses expected to be recognised in 2002 or later	39	(23)	16	—

F–41

22. Other Creditors

	2000	1999
	£m	£m
Amounts falling due within one year
Trade creditors	426	473
Taxation	255	294
Social security and other taxes	3	28
Other creditors	121	74
Accruals and deferred income	567	482
Obligations under finance leases	6	5
Dividends	106	85

	1,484	1,441

Amounts falling due after more than one year
Trade creditors	—	2
Other creditors	21	10
Accruals and deferred income	3	10
Obligations under finance leases	10	10

	34	32

Note:

Accruals and deferred income includes £2m (1999: £4m) relating to the unamortised profit arising out of the unwinding of a sterling interest rate swap in 1994. The swap was arranged in 1992 in connection with the issue of £100m 10.75% Sterling Bonds 2002. The profit is being amortised over the remaining life of the bonds. None of the amount falls due after more than one year.

F–42

23. Deferred Taxation

	2000	1999
	£m	£m
Summary of movements
At December 31	21	20
Exchange differences	—	(3)
Subsidiary undertakings acquired/disposed	(8)	(2)
Television assets contributed	(8)	—
Transfers	8	—
Net release in the year	(4)	6

At December 31	9	21

	2000	1999
	£m	£m
Deferred taxation derives from
Capital allowances	4	1
Taxation on unremitted overseas earnings	19	18
Other timing differences	(14)	2

	9	21

Deferred taxation not provided
Relating to revalued assets and timing differences	4	4
Relating to gains subject to roll-over relief	1	1

	5	5

Note:

The Group has calculated deferred tax not provided on rolled over gains in 2000 taking into account the indexation allowance which would be deductible on a disposal of the asset into which the gain was rolled.

F–43

24. Other Provisions for Liabilities and Charges

	post- retirement	deferred consideration	integration	reorganisations	leases	other	total
	£m	£m	£m	£m	£m	£m	£m
At December 31, 1998	100	34	40	14	33	32	253
Exchange differences	2	—	2	—	1	—	5
Subsidiary undertakings acquired/disposed	(12)	—	(1)	—	(2)	—	(15)
Deferred consideration arising on acquisitions	—	4	—	—	—	—	4
Transfer	—	—	(1)	2	—	—	1
Released	(1)	—	—	(4)	(1)	(4)	(10)
Provided	27	—	10	1	4	9	51
Utilised	(21)	(9)	(26)	(7)	(10)	(10)	(83)

At December 31, 1999	95	29	24	6	25	27	206
Exchange differences	7	2	1	—	1	—	11
Subsidiary undertakings acquired/disposed	1	5	14	8	(3)	1	26
Deferred consideration arising on acquisitions	—	39	—	—	—	—	39
Television assets contributed	(2)	(14)	—	—	(1)	(2)	(19)
Transfer from creditors	1	—	3	1	1	(1)	5
Released	(2)	—	—	(1)	—	(3)	(6)
Provided	24	—	21	6	—	—	51
Utilised	(15)	(5)	(24)	(4)	(3)	(5)	(56)

At December 31, 2000	109	56	39	16	20	17	257

Note:

a.
Post-retirement provisions are in respect of pensions, £46m and post-retirement medical benefits, £63m.

b.
Deferred consideration. Included within the balance is £30m which relates to the purchase of Forum in 2000 which will be paid in 2001.

c.
Integration. During the year £21m has been provided (see note 2) mainly in respect of the acquisitions of Dorling Kindersley and NCS. £24m has been utilised mainly in respect of the integration of Simon & Schuster following its acquisition in 1998. The balance is expected to be utilised in the year ended December 31, 2001.

d.
Reorganisations. Included in the balance is £7m in respect of the acquisition of Forum which is expected to be utilised in the year ended December 31, 2001.

e.
Lease commitments. These relate primarily to onerous lease contracts, acquired as part of the purchase of subsidiary undertakings, which have expiry dates up to 2010. The provision is based on current occupancy estimates and it has been assumed that the properties will not be sub-let.

f.
Other. Included within other is £9m (1999: £12m) in respect of warranty and legal claims, the timing of the settlement of which is unknown. The balance, which relates to a number of small items, is expected to be utilised over varying time periods.

F–44

25. Share Capital

	number (000s)	£m
Authorised
At December 31, 1999	894,000	212

At December 31, 2000	916,000	229

Called up, allotted and fully paid
At December 31, 1998	609,555	152
Issued under share option and employee share schemes	3,115	1

At December 31, 1999	612,670	153
Issued under share option and employee share schemes	2,895	1
Issued under placing	11,500	3
Issued under rights issue	170,528	42

At December 31, 2000	797,593	199

Note:

The consideration received in respect of shares issued during the year was £1,961m (1999: £18m). In January 2000 Pearson placed 11,500,000 ordinary shares and raised approximately £250m, after expenses, to fund its existing and new internet-related businesses. In September 2000 Pearson completed a 3 for 11 rights issue of 170,528,278 new Pearson shares at a price of £10 per ordinary share. The purpose of the rights issue was to finance the acquisition of National Computer Systems, Inc.

F–45

	when granted	number of shares (000s) restated	original subscription price (p) restated	exercise period
Options outstanding at December 31, 2000
Worldwide Save for Shares plans	1994	70	455	1999-02
	1995	89	390	2000-03
	1996	345	517	2001-04
	1997	284	530	2000-05
	1998	922	687	2001-06
	1999	1,407	913-970	2001-07
	2000	728	688-1,793	2000-08

		3,845

Executive share option plans	1991	34	337-365	1994-01
	1992	43	293-380	1995-02
	1994	196	567-635	1997-04
	1995	271	487-606	1998-05
	1996	484	584-683	1999-06
	1997	1,801	664-758	2000-07
	1998	2,838	847-1,090	2001-08
	1999	3,234	1,081-1,285	2002-09
	2000	7,757	100-2,481	2000-10

		16,658

Options outstanding at December 31, 1999
Worldwide Save for Shares plans	1992	44	216	1997-2000
	1994	112	454	1999-2002
	1995	480	389	2000-2003
	1996	375	516	2001-2004
	1997	473	529	2000-2005
	1998	1,372	687	2000-2006
	1999	1,586	912-970	2001-2007

		4,442

Executive share option plans	1990	166	274-298	1993-2000
	1991	66	325-337	1994-2001
	1992	112	292-338	1995-2002
	1993	140	354	1996-2003
	1994	297	567	1997-2004
	1995	491	487	1998-2005
	1996	1,119	584-609	1999-2006
	1997	2,699	664-676	2000-2007
	1998	3,328	846-973	2001-2008
	1999	3,896	1,080-1,147	2002-2009

		12,314

Note:

The subscription prices have been rounded up to the nearest whole penny. The number of shares and the original subscription price have been restated to reflect the rights issue of equity shares during 2000. The 2000 figures include replacement options granted to employees of Dorling Kindersley and the Family Education Network following their acquisition during the year.

F–46

26. Reserves

	share premium account	profit and loss account	revaluation reserve	other reserves	total
	£m	£m	£m	£m	£m
Summary of movements
At December 31, 1998	498	396	1	1	896
Exchange differences	—	38	(1)	(1)	36
Premium on issure of 3 equity shares	19	(2)	—	—	17
Goodwill written back	—	63	—	—	63
Profit retained for the year	—	156	—	—	156

At December, 31 1999	517	651	—	—	1,168

Analysed as:
Partnerships and other associates	—	43	—	—	43
Group excluding partnerships and other associates	517	608	—	—	1,125

Summary of movements
At December 31, 1999	517	651
Exchange differences	—	87
Premium on issue of 185m equity shares	1,923	(8)
Goodwill arising on prior year acquisitions	—	1
Goodwill written back on business combinations	—	585
Goodwill written back	—	68
Replacement options granted on acquisition of subsidiary
—at acquisition	—	5
—post acquisition	—	1
Profit retained for the year	—	15

At December, 31 2000	2,440	1,405

Analysed as:
Joint ventures and associates	—	22
Group excluding joint ventures and associates	2,440	1,383

Note:

Cumulative goodwill relating to acquisitions made prior to 1998, which was deducted from reserves, amounts to £1,307m (1999: £1,870m). During 2000 Pearson plc received £27m on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £19m to the Group for the issue of these shares and the balance of £8m comprised contributions to the qualifying employee share ownership trust (QUEST) from subsidiary undertakings. The Group has taken advantage of the exemption available by UITF abstract 17 and has not incurred a charge on options granted at a discount to market value for its Inland Revenue approved SAYE schemes. At December 31, 2000 £2m of proceeds on the issue of shares were in transit.

F–47

27. Acquisitions

   In May 2000 the Group acquired Dorling Kindersley plc and in September 2000 the Group acquired National Computer Systems Inc (NCS). In February 2000 the Group combined its Asset Valuation business with Data Broadcasting Inc (DBC) and retained a 60% shareholding in the new combined business. In July 2000 the Group combined its television business with CLT-Ufa and retained a 22% shareholding in the new combined business, the RTL Group. All acquisitions and combinations have been consolidated applying acquisition accounting principles.

a.  Acquisition of subsidiaries and businesses

						2000	1999
	Dorling Kindersley
		NCS	DBC	RTL	other	total	total
	£m	£m	£m	£m	£m	£m	£m
Tangible fixed assets	10	115	11	—	11	147	(4)
Joint ventures	2	—	—	—	—	2	—
Associates	—	—	122	183	—	305	—
Fixed asset investments	—	29	8	—	1	38	—
Stocks	38	32	—	—	11	81	(2)
Debtors	40	102	9	—	24	175	9
Current asset investments	—	—	—	—	—	—	27
Creditors	(106)	(71)	(31)	—	(47)	(255)	(20)
Provisions	(2)	(20)	(1)	—	(10)	(33)	10
Deferred taxation	—	—	6	—	2	8	1
Net borrowing acquired	(49)	9	31	—	(4)	(13)	—

	(67)	196	155	183	(12)	455	21
Equity minority interests	—	—	(99)	—	(2)	(101)	32

Net assets acquired at fair value	(67)	196	56	183	(14)	354	53

Fair value of consideration:
Cash	(317)	(1,709)	(2)	—	(232)	(2,260)	(267)
Television assets contributed	—	—	—	(284)	—	(284)	—
Deferred cash consideration	—	(3)	—	—	(36)	(39)	(4)
Costs accrued	(1)	(1)	—	(20)	(1)	(23)	(2)
Net prior year adjustments	—	—	—	—	4	4	33
Replacement options granted	—	—	—	—	(5)	(5)	—

	(318)	(1,713)	(2)	(304)	(270)	(2,607)	(240)
Goodwill previously written off on businesses combined	—	—	(73)	(512)	—	(585)	—

Total consideration	(318)	(1,713)	(75)	(816)	(270)	(3,192)	(240)

Goodwill arising	385	1,517	19	633	284	2,838	187

Analysed as:
Goodwill written off to reserves	—	—	—	—	(1)	(1)	—
Goodwill attributable to associates	—	—	—	633	—	633	—
Goodwill attributable to subsidiaries	385	1,517	19	—	285	2,206	187

	385	1,517	19	633	284	2,838	187

Note:

Goodwill written off to reserves relates to acquisitions made before January 1, 1998.

F–48

						2000
	Dorling Kindersley	NCS	DBC	RTL	other	total
	£m	£m	£m	£m	£m	£m
Acquisition fair values
Book value of net assets acquired/combined	(3)	178	52	147	11	385
Fair value adjustments	(64)	18	103	36	(23)	70

Fair value to the Group	(67)	196	155	183	(12)	455

Note:

Other fair value adjustments comprise the revaluation of net assets.

b.  Dorling Kindersley

	book value at May 9, 2000	accounting policy alignment	revaluations		provisional fair value December 31, 2000
	£m	£m	£m		£m
Tangible fixed assets	18	(1)	(7)	a	10
Joint ventures	2	—	—		2
Stocks	85	(35)	(12)	b	38
Debtors	48	(1)	(7)	c	40
Creditors	(106)	—	—		(106)
Provisions	(1)	—	(1)		(2)
Net borrowing	(49)	—	—		(49)

Net liabilities acquired	(3)	(37)	(27)		(67)

Note:

Dorling Kindersley was acquired in May 2000. All fair value adjustments are provisional. These adjustments will be finalised in the 2001 financial statements when a detailed review of fair values has been completed.

Accounting policy alignment

The accounting policies of Dorling Kindersley have been changed to bring them into line with the accounting policies of Penguin. The most significant changes are to expense internal pre-publication costs, which were carried in stock until the publication of a title, and to align policies on stock provisioning.

Revaluations

a
Fixed assets have been reduced to write down certain back office software development costs to their recoverable amount.

b
Work in progress and finished goods amounting to £12m have been written off in respect of obsolete product to bring the value down to its net realisable value.

c
Debtors have been reduced by £7m to bring the value down to its net realisable value.

F–49

	July 1, 1999 to May 9, 2000	July 1, 1998 to June 30, 1999
	£m	£m
Dorling Kindersley financial information
Sales	151	198
Operating (loss)/profit	(26)	12
Exceptional operating items	(28)	—
Non-operating items	—	(1)
(Loss)/profit before taxation	(56)	11
Taxation	1	(4)
(Loss)/profit for the financial period	(55)	7

Other net gains and losses recognised in reserves	—	(1)
Total recognised (losses)/gains relating to the period	(55)	6

Note:

The above results are based on the accounting policies of Dorling Kindersley prior to acquisition.

c.  National Computer Systems

	book value at Sept 8, 2000	revaluations		provisional fair value Dec 31, 2000
	£m	£m		£m
Tangible fixed assets	114	1		115
Fixed asset investments	29	—		29
Stocks	31	1		32
Debtors	104	(2)		102
Creditors	(108)	37	a	(71)
Provisions	—	(20)	b	(20)
Deferred taxation	(1)	1		—
Net cash	9	—		9

Net assets acquired	178	18		196

Note:

NCS was acquired in September 2000. All fair value adjustments are provisional. These adjustments will be finalised in the 2001 financial statements when a detailed review of fair values has been completed.

Revaluations

a
Current taxation payable has been reduced to reflect the receipt of £29m post acquisition which related to pre-acquisition items. Creditors of £6m have been moved to provisions to more accurately reflect the nature of the liability and creditors of £2m no longer required have been released.

F–50

b
Additional provisions have been made of which £8m relates to severance obligations existing at the acquisition date, £3m relates to various outstanding claims and £3m relates to deferred consideration in respect of earlier acquisitions.

	Jan 30, 2000 to Sept 8, 2000	Feb 1, 1999 to Jan 29, 2000
	£m	£m
NCS financial information
Sales	308	417
Operating profit	27	46
Profit before taxation	26	45
Taxation	(10)	(17)
Profit for the financial period	16	28

Other net gains and losses recognised in reserves	—	1
Total recognised gains relating to the period	16	29

Note:

The above results are based on the accounting policies of NCS prior to acquisition.

d.  Data Broadcasting Corporation Inc—combination of assets

    On February 29, 2000 the Group combined its Asset Valuation business with Data Broadcasting Corporation Inc (DBC) and retained a 60% shareholding in the new combined business. The difference between the value of the net assets of the Group's Asset Valuation business contributed and the fair value of the Group's share of the net assets of the DBC business acquired has been taken to goodwill.

	book value at Feb 29, 2000	revaluations	provisional fair value Dec 31, 2000
	£m	£m	£m
Associates	20	102	122
Other net assets	32	1	33

Net assets of DBC	52	103	155

DBC assets not attributable to Pearson (40%)			(62)
Share of Asset Valuation business assets no longer attributable to Pearson			(37)

			(99)

			56

Note:

All fair value adjustments are provisional. These adjustments will be finalised in the 2001 financial statements when a detailed review of fair values has been completed.

F–51

Revaluations

    The carrying value of the associate, CBSMarketwatch, has been increased to reflect its market value, based on the quoted share price, at the date of acquisition.

2000
£m
Goodwill arising on combination
Share of net assets of DBC attributable to Pearson (60% of £155m)	93
Share of net assets of Asset Valuation business contributed (40% of £92m)	(37)
Goodwill previously written off to reserves	(73)
Costs	(2)

(112)

Goodwill arising	19

Note:

The net assets of the Group's Asset Valuation business contributed amounted to £92m.

	Jan 1, 2000 to Feb 29, 2000	Jan 1, 1999 to Dec 31, 1999
	£m	£m
DBC financial information
Sales	23	110
Operating loss	(1)	(3)
Non-operating items	(4)	(14)
Loss before taxation	(5)	(17)
Taxation	(1)	(6)
Loss for the financial period	(6)	(23)

Other net gains and losses recognised in reserves	(1)	—
Total recognised losses relating to the period	(7)	(23)

Note:

The above results are based on the accounting policies of DBC prior to acquisition.

F–52

e.  RTL—combination of assets

    On July 25, 2000 the Group combined its television business with CLT-Ufa and retained a 22% shareholding in the new combined business, the RTL Group. The difference between the value of the net assets of the Group's television business contributed and the fair value of the Group's share of the net assets of the CLT-Ufa business acquired has been taken to goodwill.

	book value at July 25, 2000	revaluations	provisional fair value Dec 31, 2000
	£m	£m	£m
Share of net assets	147	36	183

Note:

All fair value adjustments are provisional. These adjustments will be finalised in the 2001 financial statements when a detailed review of fair values has been completed.

Revaluations

    Fixed assets have been revalued to their fair market value.

2000
£m
Television assets contributed
Intangible assets	(68)
Tangible fixed assets	(56)
Associates	(65)
Fixed asset investments	(75)
Stocks	(63)
Debtors	(95)
Creditors	150
Provisions	19
Deferred taxation	8
Equity minority interests	1
Net cash	(40)

Net assets of Group's television business contributed	(284)
Goodwill previously written off to reserves	(512)
Costs	(20)
Share of net assets of RTL Group attributable to Pearson	183

Goodwill arising	633

F–53

f.   Cash flow from acquisitions

	2000	1999	1998
	£m	£m	£m
Cash — current year acquisitions (see page 86)	2,260	267	2,918
Deferred payments for prior year acquisitions and other items	16	(18)	18

Net cash outflow	2,276	249	2,936

Note:

Contributions to the cash flow from acquisitions in 2000 are as follows: net cash outflow from operating activities £(44)m (1999: £1m; 1998: £15m), returns on investments and servicing of finance £(1)m (1999: £nil; 1998: £(1)m), taxation £(3)m (1999): £nil; 1998: £(1)m) and capital expenditure and financial investment £1m (1999: £nil; 1998 £(7)m).

28. Disposals

	2000	1999	1998
	£m	£m	£m
Disposal of subsidiaries and businesses
Intangible assets	(35)	(1)	—
Tangible fixed assets	(3)	(14)	(203)
Investments	—	—	(5)
Associates	—	—	(6)
Stocks	(18)	(4)	(16)
Debtors	(4)	(20)	(66)
Creditors	—	22	84
Provisions	7	5	(8)
Deferred taxation	—	1	13
Equity minority interest	(50)	—
Net cash	—	(3)	(11)

Net assets disposed of	(103)	(14)	(248)
Proceeds received	192	57	762
Deferred consideration	—	—	2
Costs	(27)	(19)	(42)
Net prior year adjustments	(5)	(5)	—

Profit on sale	57	19	474
Goodwill written back from reserves	(27)	(63)	(245)

Net profit/(loss) on sale	30	(44)	229

F–54

	2000	1999	1998
	£m	£m	£m
Total goodwill written back from reserves
On disposal of subsidiaries	27	63	245
On disposal of associates (see note 15)	41	—	16
On disposal by associates	—	—	1

	68	63	262

	2000	1999	1998
	£m	£m	£m
Cash flow from disposals
Cash—current year disposals	192	57	762
Costs paid	(27)	(9)	(38)
Deferred receipts and payments from prior year disposals and other amounts	(7)	(4)	(6)

Net cash inflow	158	44	718

Note:

Contributions to the cash flow from disposals in 2000 are as follows: net cash inflow £(8m) (1999: £4m; 1998: £45m), returns on investment and servicing of finance £nil (1999: £nil; 1998: £(3)m), taxation £(3)m (1999: £nil; 1998: £(11)m) and capital expenditure and financial investment £nil (1999: £nil; 1998: £(14)m).

F–55

29. Notes to consolidated statement of cash flows

	2000			1999			1998
	continuing	discontinued	total	continuing	discontinued	total	continuing	discontinued	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
a. Reconciliation of operating profit to net cash inflow from operating activities
Operating profit—total	203	8	211	270	48	318	187	63	250
Share of operating loss/(profit) of joint ventures and associates	19	(8)	11	(23)	(48)	(71)	(11)	(40)	(51)
Partnerships and other associates
Depreciation charges	100	—	100	82	—	82	54	12	66
Goodwill amortisation	188	—	188	130	—	130	12	—	12
(Increase)/decrease in stocks	(97)	—	(97)	(57)	—	(57)	43	1	44
Decrease/(increase) in debtors	53	—	53	(71)	—	(71)	(67)	5	(62)
(Decrease)/increase in creditors	(119)	—	(119)	127	—	127	113	—	113
(Decrease)/increase in operating provisions	(4)	—	(4)	(33)	—	(33)	2	—	2
Other and non-cash items	18	—	18	8	—	8	28	—	28

Net cash inflow from operating activities	361	—	361	433	—	433	361	41	402

Purchase of fixed assets and finance lease payments	(149)	—	(149)	(113)	—	(113)	(113)	(13)	(126)
Sale of operating tangible fixed assets	22	—	22	24	—	24	12	1	13
Dividends from associates	11	38	49	12	32	44	12	41	53
Other	(8)	—	(8)	8	—	8	25	2	27

Operating cash flow	237	38	275	364	32	396	297	72	369

Analysed between:
Operating cash flow before internet enterprises and other items	542	38	580	508	32	540	320	72	392
Cash effect of other items:
Dorling Kindersley exceptional payments	(46)	—	(46)	—	—	—	—	—	—
Integration costs:
Simon & Schuster	(27)	—	(27)	(110)	—	(110)	(23)	—	(23)
Dorling Kindersley	(25)	—	(25)	—	—	—	—	—	—
NCS	(9)	—	(9)	—	—	—	—	—	—
Cash effect of internet enterprises	(198)	—	(198)	(34)	—	(34)	—	—	—

Operating cash flow	237	38	275	364	32	396	297	72	369

Note:

The Dorling Kindersley exceptional payments are in respect of creditors on the acquisition balance sheet beyond normal trading terms.

F–56

	cash	overdrafts	subtotal	short-term deposits	debt due within one year	debt due after one year	finance leases	total
	£m	£m	£m	£m	£m	£m	£m	£m
b. Analysis of net debt
At December 31, 1997	144	(23)	121	71	(290)	(609)	(1)	(708)
Exchange differences	(30)	1	(29)	14	—	10	—	(5)
Acquired with subsidiary*	—	—	—	—	—	—	(19)	(19)
Disposed with subsidiary	—	—	—	—	5	1	—	6
Debt issue costs	—	—	—	—	—	21	—	21
Other non-cash items	—	—	—	—	—	(1)	—	(1)
Net cash flow	191	(45)	146	(45)	280	(1,974)	1	(1,592)

At December 31, 1998	305	(67)	238	40	(5)	(2,552)	(19)	(2,298)
Exchange differences	(23)	3	(20)	1	—	(30)	(1)	(50)
Disposed with subsidiary*	—	—	—	—	—	—	1	1
Debt issue costs	—	—	—	—	—	5	—	5
Other non-cash items	—	—	—	—	—	(5)	(7)	(12)
Net cash flow	6	26	32	(1)	(4)	306	11	344

At December 31, 1999	288	(38)	250	40	(9)	(2,276)	(15)	(2,010)
Exchange differences	14	(7)	7	(1)	(1)	(122)	(1)	(118)
Acquired with subsidiary*	—	—	—	—	—	—	(11)	(11)
Television assets contributed*	—	—	—	(82)	—	60	2	(20)
Debt issue costs	—	—	—	—	—	4	—	4
Other non-cash items	—	—	—	—	—	(17)	(1)	(18)
Net cash flow	123	(65)	58	134	8	(354)	10	(144)

At December 31, 2000	425	(110)	315	91	(2)	(2,705)	(16)	(2,317)

*
Excluding cash and overdrafts.

Note:

Finance leases are included within other creditors in the balance sheet (see note 22).

F–57

	2000	1999	1998
	£m	£m	£m
c. Reconciliation of net cash flow to movement in net debt
Decrease in net debt from net cash flow	58	32	146
Decrease/(increase) in net debt from management of liquid resources	134	(1)	(45)
(Increase)/decrease in net debt from other borrowings	(346)	302	(1,694)
Decrease in finance leases	10	11	1
Television assets contributed	(20)	—	—
Acquired with subsidiary	(11)	—	(19)
Disposed with subsidiary	—	1	6
Debt issue costs	4	5	21
Other non-cash items	(18)	(12)	(1)
Exchange differences	(118)	(50)	(5)

Movement in net debt in the year	(307)	288	(1,590)
Net debt at beginning of the year	(2,010)	(2,298)	(708)

Net debt at end of the year	(2,317)	(2,010)	(2,298)

d. Tax paid includes £30m (1999: £100m; 1998: £3m) relating to items excluded from operating profit.

30. Contingent liabilities

    There are contingent Group and company liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiary undertakings and in respect of guarantees in relation to subsidiaries and associated undertakings. In addition there are contingent liabilities of the Group in respect of legal claims. None of these claims is expected to result in a material gain or loss to the Group.

31. Commitments under leases

    At December 31, 2000, the Group had commitments under leases other than finance leases, to make payments in 2001 as follows:

	land and buildings	other
	£m	£m
For leases expiring:
In 2001	7	3
Between 2002 and 2005	37	14
Thereafter	61	1

	105	18

F–58

    At December 31, 1999, the Group had commitments under leases other than finance leases, to make payments in 2000 as follows:

	land and buildings	other
	£m	£m
For leases expiring:
In 2000	6	3
Between 2001 and 2004	17	19
Thereafter	40	5

	63	27

32. Related parties

    Joint ventures and associates. Loans and equity advanced to joint ventures and associates during the year and at the balance sheet date are shown in notes 14 and 15. Amounts falling due from joint ventures and associates are set out in note 18. Dividends receivable from joint ventures and associates are set out in notes 14 and 15. Details of individually significant transactions are shown below.

    a.  During 2000, the Group combined its television business with CLT-Ufa and retained a 22% stake in the new combined business, the RTL Group. Significant related party transactions in respect of the television business were as follows.

    Channel 5 Television Group Ltd. During the year the Group provided £22m (1999: £31m) of programming to Channel 5 Broadcasting Ltd, a wholly owned subsidiary of Channel 5 Television Group Ltd, and undertook transmission to the value of £2m (1999: £3m) for Channel 5 Engineering Services Ltd, a subsidiary of Channel 5 Television Group Ltd. At December 31, 1999 £6m was outstanding. During the year the Group paid £4m (1999: £4m) in respect of consortium relief.

    Grundy associates. During the year the Group received £2m (1999: £3m) for management fees, format rights and royalties from a number of associates of Grundy Worldwide Ltd, of which £2m was outstanding at December 31, 1999. No individual transactions were material to the Group.

    Magyar-RTL. During the year the Group provided programmes and services to the value of £nil (1999: £1m) none of which was outstanding at December 31, 1999.

b. Lazard Partnership. During the year the Group sold its interests in the three Lazard Houses.

    The Group periodically placed funds on deposit with the Lazard Houses. The investments were made on an arm's-length basis and no transactions were individually material in the context of the Group treasury transactions. The Group also used the Lazard Houses to provide professional advice. Fees for such services for the period were not material to either party.

F–59

33. Company balance sheet as at December 31, 2000

	note	2000	1999
		£m	£m
Fixed assets
Tangible fixed assets	34	7	—
Investments: subsidiaries	34	2,586	2,401
Investments: own shares held	34	64	8

		2,657	2,409

Current assets
Debtors:
Subsidiaries—due within one year		2,841	2,233
Associates—due within one year		65	—
Subsidiaries—due after more than one year		2,289	1,403
Taxation		15	—
Other debtors		11	6
Prepayments and accrued income		4	1
Cash at bank and in hand	20	56	7

		5,281	3,650

Creditors—amounts falling due within one year
Short-term borrowing	21	(225)	(130)
Subsidiaries		(983)	(1,844)
Taxation		—	(20)
Other creditors		(9)	(4)
Accruals and deferred income	34	(20)	(30)
Dividends		(106)	(85)

		(1,343)	(2,113)

Net current assets		3,938	1,537

Total assets less current liabilities		6,595	3,946
Creditors—amounts falling due after more than one year
Medium and long-term borrowing	21	(1,718)	(1,412)
Subsidiaries		(468)	(280)
Accruals and deferred income	34	—	(3)
Provisions for liabilities and charges
Deferred taxation	34	—	(1)
Other provisions for liabilities and charges		(2)	(2)

		(2,188)	(1,698)

Net assets		4,407	2,248

Capital and reserves
Called up share capital	25	199	153
Share premium account	34	2,440	517
Special reserve	34	397	397
Other reserves	34	50	50
Profit and loss account	34	1,321	1,131

Equity shareholders' funds		4,407	2,248

F–60

34. Notes to the company balance sheet

	2000	1999
	£m	£m
Tangible fixed assets (leasehold property)
Cost	8	1
Depreciation	(1)	(1)

Net book value	7	—

Note:

The company had capital commitments for fixed assets already under contract of £10m.

Investment in subsidiaries
At December 31, 1998	2,598
Subscription for additional share capital in subsidiaries	3
Disposals	(195)
Revaluations	(5)

At December 31, 1999	2,401
Acquisitions	318
Subscription for additional share capital in subsidiaries	193
Disposals	(318)
Provision for diminution in value	(8)

At December 31, 2000	2,586

Note:

Shares are stated at cost less provisions for diminution in value or directors' valuations.

Deferred taxation
At December 31, 1998	(1)
Credit for the year	—

At December 31, 1999	(1)
Credit for the year	1

At December 31, 2000	—

Own shares held  Amounts included within own shares held relate to Pearson plc ordinary shares held in respect of the Pearson plc Employee Share Ownership Trusts (see note 16).

Accruals and deferred income  Accruals and deferred income includes £2m (1999: £4m) relating to the unamortised profit arising out of the unwinding of a sterling interest rate swap in 1994. The swap was arranged in 1992 in connection with the issue of £100m 10.75% Sterling Bonds 2002. The profit is being amortised over the remaining life of the bonds. None of the amount falls due after one year.

F–61

	share premium account	special reserve	other reserves	profit and loss account	total
	£m	£m	£m	£m	£m
Reserves
Summary of movements
At December 31, 1998	498	397	50	782	1,727
Premium on issue of 3m equity shares	19	—	—	—	19
Profit for the financial year	—	—	—	487	487
Dividends	—	—	—	(138)	(138)

At December 31, 1999	517	397	50	1,131	2,095
Premium on issue of 185m equity shares	1,923	—	—	—	1,923
Replacement options granted on acquisition of subsidiary	—	—	—	6	6
Profit for the financial year	—	—	—	348	348
Dividends	—	—	—	(164)	(164)

At December 31, 2000	2,440	397	50	1,321	4,208

Note:

The special reserve represents the cumulative effect of cancellation of the company's share premium account. As permitted by section 230(4) of the Companies Act 1985, only the Group's profit and loss account has been presented.

F–62

35. Summary of principal differences between United Kingdom and United States generally accepted accounting principles

    The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

    The following is a summary of the material adjustments to consolidated profit for the financial year and consolidated shareholders' funds that would have been required in applying the significant differences between UK and US GAAP.

Reconciliation of consolidated profit for the financial year

		Year ended December 31
	Note	2000	1999	1998
		£m	£m	£m
Profit for the financial year under UK GAAP		179	294	437
US GAAP adjustments:
Goodwill amortization	(i)	(31)	(40)	(68)
Intangible amortization	(i)	(179)	(178)	(91)
Gain from sale of businesses	(ii)	1,426	22	97
Pensions and other post-retirement benefits	(iii)	12	8	12
Deferred taxation	(iv)	(42)	32	25
Options	(vi)	(37)	(8)	(4)
Derivatives	(vii)	(89)	13	(22)
Capitalized costs	(viii)	1	—	(3)
Restructuring costs	(ix)	—	(6)	(13)
Acquisition adjustments	(x)	78	16	55
Partnerships and associates	(xi)	(16)	(15)	5
Minority interests	(xv)	(10)	—	—
Taxation effect of US GAAP adjustments	(iv)	70	60	14

Total US GAAP adjustments		1,183	(96)	7

Profit for the financial year under US GAAP		1,362	198	444

Profit from continuing operations (less charge for applicable taxes 2000: £15m, 1999: £70m, 1998: £120m)		1,212	168	122
Profit from discontinued operations (less charge for applicable taxes 2000: £66m, 1999: £18m, 1998: £28m)		161	30	322
Extraordinary charge (net of benefit of applicable taxes 2000: £5m)	(xvi)	(11)	—	—

Profit for the financial year under US GAAP		1,362	198	444

F–63

		Year ended December 31
	Note	2000	1999	1998
Presentation of earnings per equity share under US GAAP			restated	restated
Earnings per equity share	(xvii)	(p)	(p)	(p)
Basic:
Continuing operations		166.6	24.5	18.5
Discontinued operations		22.1	4.4	48.7
Extraordinary charge		(1.5)	—	—

Total		187.2	28.9	67.2

Diluted:
Continuing operations		164.6	24.3	18.3
Discontinued operations		21.9	4.4	48.3
Extraordinary charge		(1.5)	—	—

Total		185.0	28.7	66.6

Average shares outstanding (millions)		727.7	683.4	660.6
Dilutive effect of stock options (millions)		8.4	7.8	5.7

Average number of shares outstanding assuming dilution (millions)		736.1	691.2	666.3

    The weighted average number of shares in 1999 and 1998 has been restated to reflect a rights issue of equity shares during 2000.

F–64

Reconciliation of consolidated shareholders' funds

		Year ended December 31
		2000	1999	1998
		£m	£m	£m
Shareholders' funds under UK GAAP		4,044	1,321	1,048
US GAAP adjustments:
Goodwill	(i)	(1)	591	753
Intangibles	(i)	1,278	1,322	1,194
Goodwill amortization	(i)	(137)	(362)	(343)
Intangible amortization	(i)	(439)	(522)	(336)
Pensions and other post-retirement benefits	(iii)	16	4	(4)
Deferred taxation	(iv)	310	464	364
Leases	(v)	(6)	(4)	(4)
Derivatives	(vii)	(53)	36	23
Capitalized costs	(viii)	(2)	(3)	(3)
Restructuring costs	(ix)	3	7	9
Acquisition adjustments	(x)	13	3	5
Partnerships and associates	(xi)	1,264	(4)	11
Ordinary dividends	(xii)	106	85	81
Fixed asset investments	(xiii)	(3)	19	—
Interest in shares of Pearson plc	(xiv)	(80)	(10)	(2)
Minority interests	(xv)	(16)	—	—
Taxation effect of US GAAP adjustments	(iv)	(279)	(332)	(328)

Total US GAAP adjustments		1,974	1,294	1,420

Shareholders' funds under US GAAP		6,018	2,615	2,468

    A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(i) Goodwill, intangibles and amortization

    Both UK GAAP and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill. Under UK GAAP, prior to the implementation of Financial Reporting Standard 10, (FRS 10) Goodwill and Intangible Assets, for periods ending prior to January 1, 1998, the Group has written off goodwill directly to the profit and loss reserve in the year of acquisition. If a subsidiary or a business is subsequently sold or closed, previously written off goodwill which was the result of the initial acquisition is taken into account in determining the profit or loss on sale or closure. For the purposes of US GAAP, all goodwill written off against reserves under UK GAAP has been reinstated as an asset on the balance sheet and is being amortized using the straight line method over a range of estimated useful lives of between 5 and 20 years.

F–65

    Under UK GAAP in order to recognize an intangible asset, the Group must be able to dispose of it without disposing of the business to which it relates. Accordingly under UK GAAP no acquired intangible assets have been recognized. Under US GAAP, acquired assets such as publishing rights, non-compete agreements, software, databases, patents and advertising relationships have been recognized as intangible assets and are being amortized over a range of estimated useful lives of between 2 and 16 years. The identified intangibles have been determined based on independent appraisal and management evaluation and analysis. During 2000 £197m of intangible assets have been recognised primarily relating to the acquisitions of NCS and DK.

    The carrying value of the Group's intangible assets comprise the following:

	Year ended December 31
	2000	1999
	£m	£m
Publishing rights	516	498
Television production and distribution rights	—	155
Non-compete agreements	25	48
Know-how	130	—
Other	168	99

Total	839	800

    As described in (ii) below, during 2000 the Group combined its wholly owned television business with CLT-Ufa and retained a 22% shareholding in the new combined business, RTL. Following this transaction the Group now accounts for its interest in RTL as an associate rather than a subsidiary. As at December 31, 1999, £236m of goodwill relating to the television business and £65m of goodwill relating to our asset management business were reinstated on the balance sheet as a US GAAP adjustment.

(ii) Gain from sale of businesses

    In 2000, 1999 and 1998 gains and losses were recognized under UK GAAP on the disposal of a number of the Group's businesses. Adjustments made to reconcile US GAAP and UK GAAP have an effect on the net assets of these businesses and, accordingly, a corresponding impact on the gain or loss on disposal.

    To the extent that goodwill previously written off under UK GAAP was brought to account in the disposal calculation and, under US GAAP, a portion of that goodwill was previously amortized, the carrying value of the goodwill being disposed of will be lower on a US GAAP basis giving rise to either additional profit on disposal or a decrease in the loss on disposal under US GAAP. Additionally, under US GAAP, it is necessary to factor into the disposal calculation any cumulative translation adjustment associated with the business, whereas under UK GAAP this is not required.

    On July 25, 2000, the Group combined its wholly owned television business, Pearson Television, with CLT-Ufa. In consideration, it received approximately 34.1 million shares of common stock, representing a 22% interest in the combined group, RTL. Under US GAAP, the gross proceeds received by Pearson, based on the estimated fair value of the shares received, were approximately

F–66

£2.5 billion. Under US GAAP, Pearson recorded a partial gain of £1.3 billion, representing the 78% share of Pearson Television which was effectively sold.

    Pearson accounts for its ownership interest in RTL as an associate and, accordingly, records its share of RTL's results. At the date of the acquisition, the Group's initial investment in RTL in the amount of £2.1 billion was comprised of its residual interest in the net assets of Pearson's television business recorded at historical cost and its proportionate share of the fair value of the net assets of RTL, goodwill and direct acquisition costs.

    As the transaction has been accounted for as a non-monetary exchange, Pearson's share of the adjusted operating results of RTL excludes the impact of the amortization of goodwill and other acquired intangibles associated with RTL's acquisition of Pearson's television business (as reflected in its reported operating results) and includes the amortization of goodwill associated with Pearson's acquisition of its interest in RTL.

    On February 29, 2000, Pearson sold its wholly owned asset management businesses to DBC. In consideration, it received approximately 56.4 million shares of common stock, representing a 60% equity interest in DBC. Under US GAAP, the gross proceeds received by Pearson, based on the average share price over a reasonable period of time before and after the terms of the acquisition were agreed to and announced, were approximately £435m. Under US GAAP, Pearson recorded a partial gain of £94m, representing the 40% share of the asset management businesses which was effectively sold. Approximately £80m was recorded as the excess of the purchase price over the fair value of identifiable net assets (goodwill), which is being amortized over an estimated useful life of 10 years. After the effective date of the transaction, Pearson consolidates its ownership interest in DBC.

    Under UK GAAP, for both the RTL and DBC transactions described above, the difference between the book value of the net assets contributed and the fair value of the share of net assets received has been recorded as goodwill, resulting in no gain or loss.

(iii) Pensions and other post-retirement benefits

Pensions

    The Group operates defined benefit pension plans for its employees and former employees throughout the world. The largest defined benefit scheme is a funded scheme operated in the UK.

    Under UK GAAP the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of Statement of Standard Accounting Practice 24 (SSAP 24) Accounting for Pension Costs. SSAP 24 aims to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes.

    Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with Statement of Financial Accounting Standards 87 (SFAS 87) Employers Accounting for Pensions, which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under SFAS 87, part of the surplus (the excess of plan assets over plan liabilities), the majority of which for the Group is

F–67

attributable to prior acquisitions, has been recognized in the balance sheet. The remainder of the unrecognized surplus is spread over the employees' remaining service lifetimes.

    In the UK, the majority of the pension benefits for Pearson employees are provided by the Pearson Group Pension Plan.

    In addition, in the UK, there is a closed defined benefit plan with no active members (the Westminster Press Pension Plan). Although this plan has a surplus the Group does not believe that it will be able to gain benefit from this surplus in the future. Under UK GAAP this plan and the associated pension credit has not been recognized. US GAAP requires calculations to be carried out for all defined benefit plans regardless of the funded status and likely use of any surplus. Thus the US GAAP numbers in respect of the UK schemes include amounts in respect of the Westminster Press Pension Plan.

    In the US, the Group sponsors several defined benefit plans in which employees participate.

    In accordance with SFAS 132, Employer's Disclosures about Pensions and Other Post-retirement Benefits, the components of net periodic pension cost for all Group-sponsored schemes are as follows:

	Year ended December 31
	UK schemes			Non-UK schemes
	2000	1999	1998	2000	1999	1998
	£m	£m	£m	£m	£m	£m
Components of pension expense:
Service cost	16	16	17	13	12	5
Interest cost	62	61	62	4	4	4
Expected return on plan assets	(88)	(78)	(89)	(4)	(4)	(4)
Amortization of unrecognized transition asset	(2)	(3)	(3)	—	—	—
Amortization of unrecognized net loss	—	3	—	—	—	—

Net periodic pension (benefit)/cost	(12)	(1)	(13)	13	12	5

F–68

    The following table sets out the benefit obligation and plan assets of the UK pension plans in accordance with US GAAP:

	UK schemes as at December 31
	2000	1999	1998
	£m	£m	£m
Change in benefit obligation:
Benefit at prior measurement date	975	1,005	912
Acquired in year	18	—	—
Service cost	16	16	17
Interest cost	62	61	62
Plan participants' contribution	5	5	5
Actuarial loss/(gain)	18	(61)	54
Benefits paid	(53)	(51)	(45)

Benefit obligation at current measurement date	1,041	975	1,005

Change in plan assets:
Fair value of plan assets at prior measurement date	1,112	988	1,014
Acquired in year	19	—	—
Actual return on plan assets	168	170	14
Total contribution	5	5	5
Benefits paid	(53)	(51)	(45)

Fair value of plan assets at current measurement date	1,251	1,112	988

Funded status	210	137	(17)
Unrecognized actuarial (gain)/loss	(90)	(27)	129
Unrecognized transition asset	(9)	(12)	(15)

Net amount recognized	111	98	97

    As at December 31, 2000 one of the UK plans had an accumulated benefit obligation in excess of the plan assets. As at December 31, 1999 none of the UK plans had an accumulated benefit obligation in excess of the plan assets. As at December 31, 1998 the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the UK pension plan with an accumulated benefit obligation in excess of plan assets were £965m, £948m and £931m respectively. For the two US plans where the accumulated benefit obligations exceeded plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were £6m, £6m and £nil, respectively for each of the years 2000, 1999 and 1998.

    For the Westminster Press Pension Plan in the UK, it was assumed that there was a substantive commitment that pension benefits would increase in the future at an annual rate of 4%. For the main UK plan, pension increases are assumed to be in accordance with legal requirements. No pension increases are anticipated for the US pension plans.

F–69

    The following table sets out the benefit obligation and plan assets of the non-UK pension plans in accordance with US GAAP:

	Non-UK schemes as at December 31
	2000	1999	1998
	£m	£m	£m
Change in benefit obligation:
Benefit at prior measurement date	59	62	52
Adjustment due to change in measurement date	—	(9)	—

As restated	59	53	52
Service cost	13	12	5
Interest cost	4	4	4
Plan amendments	—	—	(5)
Acquisition	—	—	6
Actuarial (gain)/loss	(6)	(3)	4
Foreign exchange impact	5	2	—
Benefits paid	(9)	(9)	(4)

Benefit obligation at current measurement date	66	59	62

Change in plan assets:
Fair value of plan assets at prior measurement date	45	47	44
Adjustment due to change in measurement date	—	(1)	—

As restated	45	46	44
Actual return on plan assets	4	6	5
Employer contribution	14	1	2
Foreign exchange impact	3	1	—
Benefits paid	(9)	(9)	(4)

Fair value of plan assets at current measurement date	57	45	47

Funded status	(9)	(14)	(15)
Unrecognized actuarial gain	(20)	(12)	—
Unrecognized transition asset	—	(1)	(1)
Unrecognized prior service cost	(3)	(3)	(3)

Net amount recognized	(32)	(30)	(19)

    Plan assets are held in separately administered trusts and consist principally of listed debt and equity securities.

F–70

    Assumptions as at the end of the year used to determine the pension cost for the defined benefit plans under US GAAP were:

	2000(%)		1999(%)		1998(%)
	UK	Non-UK	UK	Non-UK	UK	Non-UK
Discount rate	6.50	8.00	6.50	7.25	6.25	6.75
Rate of return on assets	8.00	9.00	8.00	9.00	8.00	9.00
Salary growth	4.25	4.50	4.25	4.50	4.00	4.50
Pension increases	2.75	n/a	2.75	n/a	2.50	n/a

F–71

Other post-retirement benefits

    The Group also provides post-retirement health care plans for certain employees. Additional disclosures required under US GAAP are as follows:

	US post-retirement medical plans
	2000	1999	1998
	£m	£m	£m
Net periodic benefit cost:
Service cost	1	1	1
Interest cost	3	3	2

Net periodic benefit cost	4	4	3

Change in benefit obligation:
Benefit obligation at beginning of year	50	49	14
Adjustment due to change in measurement date	—	1	—

As restated	50	50	14
Service cost	1	1	1
Interest cost	4	3	2
Plan amendments	—	—	(1)
Acquisition	—	—	34
Actuarial gain	—	(3)	—
Benefits paid	(5)	(3)	(1)
Foreign exchange impact	4	2	—

Benefit obligation at current measurement date	54	50	49

Change in plan assets:
Employer contribution	5	3	1
Benefits paid	(5)	(3)	(1)

Fair value at current measurement date	—	—	—

Funded status	(54)	(50)	(49)
Unrecognized net actuarial loss	1	1	3
Unrecognized prior service cost	(1)	(1)	(1)
Amounts contributed to plan during fourth quarter	1	1	—

Prepaid/(accrued) benefit cost	(53)	(49)	(47)

Amount recognized in statement of financial position consist of:
Accrued benefit liability	(53)	(49)	(47)
Net amount recognized	(53)	(49)	(47)

Assumptions used to determine the post-retirement benefit costs under US GAAP were:
Discount rate	8.00%	7.25%	6.75%

F–72

    For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered medical benefits was assumed for 2000 and 2001. The rate was assumed to decrease 0.5% annually to 5.0% in 2005 and remain at that level thereafter.

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the results:

	1 percentage point increase	1 percentage point decrease
	£m	£m
Effect on service cost and interest cost in 2000	—	—
Effect on post-retirement benefit obligation at December 31, 2000	4	(4)

(iv) Deferred taxation

    Under UK GAAP, a provision is recorded for deferred taxation under the liability method, at the expected applicable rates, to the extent that such taxation is expected to crystallise within the foreseeable future. This means that the full potential liability is not necessarily provided. Additionally, deferred tax assets are recognized only when they are expected to be recoverable within the foreseeable future.

    Under US GAAP, deferred taxation is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and taxation basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred taxation assets will not be realized. The reconciling items in 2000, 1999 and 1998 reflect the impact of recording the full provision and deferred tax assets, net of valuation allowance.

    The following table analyzes profit before taxation on a UK GAAP basis:

	2000	1999	1998
	£m	£m	£m
United Kingdom	125	339	467
Overseas	158	141	162

Total profit before taxation	283	480	629

F–73

    Classification of the Group's deferred tax (liabilities) and assets under US GAAP is as follows:

	2000
Deferred tax analysis	Current assets	Current liabilities	Non-current assets	Non-current liabilities
	£m	£m	£m	£m
Fixed asset and investment related	—	—	10	(13)
Receivable related	117	—	—	—
Inventory related	56	—	—	—
Pension provisions	—	—	32	(4)
Derivatives	—	—	26	—
Other provisions and accruals	62	—	—	—
Undistributed earnings	—	(19)	—	—
Interest	36	—	—	—
Intangibles/goodwill	—	—	—	(249)
Associates	—	—	5	(123)
Tax losses	—	—	185	—
Other	13	(7)	29	(79)

	284	(26)	287	(468)
Valuation allowance	—	—	(56)	—

	284	(26)	231	(468)

	1999
Deferred tax analysis	Current assets	Current liabilities	Non-current assets	Non-current liabilities
	£m	£m	£m	£m
Fixed asset and investment related	—	—	28	(55)
Receivable related	106	—	—	—
Inventory related	59	—	—	—
Pension provisions	—	—	54	—
Other provisions and accruals	48	—	—	—
Undistributed earnings	—	(19)	—	—
Interest	10	(9)	—	—
Intangibles	—	—	—	(151)
Goodwill	—	—	—	(11)
Tax losses	—	—	183	—
Other	10	(10)	9	(57)

	233	(38)	274	(274)
Valuation allowance	(38)	—	(45)	—

	195	(38)	229	(274)

F–74

	1998
Deferred tax analysis	Current assets	Current liabilities	Non-current assets	Non-current liabilities
	£m	£m	£m	£m
Fixed asset and investment related	—	—	51	(49)
Receivable related	88	—	—	—
Inventory related	46	—	—	—
Pension provisions	—	—	34	—
Other provisions and accruals	52	—	—	—
Undistributed earnings	—	(15)	—	—
Interest	26	(5)	—	—
Intangibles	—	—	—	(178)
Goodwill	—	—	—	(36)
Tax losses	—	—	162	—
Other	10	(14)	7	(25)

	222	(34)	254	(288)
Valuation allowance	(65)	—	(72)	—

	157	(34)	182	(288)

    The movements in the valuation allowance are set out below:

Valuation allowance	2000	1999	1998
	£m	£m	£m
At January 1	(83)	(137)	(87)
Acquired	(6)	—	—
Disposed	27	—	—
Change in estimate	10	63	—
Current year loss	—	(6)	(50)
Exchange	(4)	(3)	—

At December 31	(56)	(83)	(137)

    The recognized deferred tax asset is based upon the expected future utilization of tax loss carryforwards and the reversal of other temporary differences. For financial reporting purposes, the Group has recognized a valuation allowance for those benefits for which realization does not meet the more likely than not criteria.

    The valuation allowance has been recognized in respect of the tax loss carryforwards. The Group continually reviews the adequacy of the valuation allowance and is recognizing these benefits only as reassessment indicates that it is more likely than not that the benefits will be realized.

    The majority of the Group's tax losses expire within 20 years.

    Provision has only been made for UK or additional foreign taxes on undistributed earnings of foreign subsidiaries where there is an intention to remit such earnings. No provision has been made in respect of other foreign earnings because they are intended to be permanently reinvested. It is not practicable to estimate the amount of additional tax that might be payable on these other foreign earnings.

F–75

(v) Leases

    UK GAAP defines a finance (capital) lease as one that transfers substantially all risks and rewards of ownership of an asset to the lessee. US GAAP sets out certain defined criteria, and if any one of the criteria are met, the lease must be treated as a capital lease. Accordingly, the Group has certain leases for which the classification is operating under UK GAAP and finance under US GAAP.

(vi) Options

    The Group maintains savings related share option schemes, a bonus matching share option scheme, a profit sharing award scheme and further share award schemes for selected employees.

Annual bonus share matching plan

    The share matching plan permits Senior Management, (the four executive directors and the heads of the three operating divisions) as well as other senior executives in Pearson, to take up to 50% of any after tax annual bonus in the form of Ordinary Shares. These shares will be matched by Pearson on a before-tax basis at a rate of one matching share for every two shares held for three consecutive years, with an additional one share for every two shares held for a total of five consecutive years. Matching is conditional upon the recipient remaining employed by Pearson at the time of grant and to real average growth in Pearson's adjusted earnings per share of at least 3% per year during the relevant period.

Long-term incentives

    Long-term incentive plans are intended to align the interests of Senior Management, other senior executives, managers and other employees with those of shareholders. The Personnel Committee of the Board reviews the operation of long-term incentive plans on a regular basis, taking into account UK legislative and regulatory developments, particularly with regard to performance targets and evolving UK best practice.

Long-term Incentive Plan

    Pearson's shareholders approved new long-term incentive arrangements at the annual general meeting on April 27, 2001. These arrangements have been designed to enable us to continue to recruit and retain capable and experienced executives worldwide and to ensure that their performance-related rewards are competitive in the markets in which we operate. As a result, we will be able to provide more focused reward opportunities for a wider group of executives and to have greater flexibility in designing individual remuneration packages.

    The plan comprises two elements:

  •
  stock options linked to the real growth in adjusted earnings per share over the three years prior to the year in which the options are granted, and
  •
  restricted stock, the vesting of which will normally be dependent on the level of satisfaction of a stretching corporate performance target over a three year period as determined by the personnel committee.

    Awards under the plan were made in 2001. The chairman of the board of directors is not eligible to participate.

F–76

Reward Plan

    Awards under this plan were made in 1999 and 2000 with an exercise price equal to the fair value of the shares at the grant date. The plan has two elements:

  •
  premium-priced options linked to the rise in our share price over three to seven years, and
  •
  our ordinary shares in the form of equity incentives, for the 1999 award linked to the three-year cumulative growth in our free cash flow.

    No new awards have been or will be made under this plan and the chairman of the board of directors is not eligible to participate.

Incentive Share Plan

    Pearson's Incentive Share Plan was introduced in 1993 to reward Senior Management based on the performance of the Group over the medium to longer term as measured by total shareholder return relative to the average of the FT-SE 100 total return index. There remains one outstanding award, which matures in April 2002. No new awards have been or will be made under this plan.

Executive Share Option Plan

    In 1998, Pearson's shareholders approved an executive share option plan pursuant to which options are awarded to senior management and other executives and managers, based on guidelines approved by our personnel committee. These guidelines govern the total number of options that may be granted and the frequency of awards to individual grantees. Options awarded under this plan are granted at an exercise price equal to the fair value of the shares on the date of grant. The exercise of options under this plan is subject to a real increase in Pearson's adjusted earnings per share of at least 3% per annum over a three year period. No new awards have been or will be made under this plan and the chairman of the board is not eligible to participate.

Special Share Option Plan

    In 2000, Pearson made a special one-off award of share options (and in some cases, performance-related restricted shares) to some of our key employees, particularly those working on our internet initiatives. Options were issued during 2000 with an exercise price equal to the fair value of the shares on the grant date. No new shares will be issued to satisfy awards under this plan and executive directors are not eligible to participate. No new awards have been or will be made under this plan.

Long-tem incentive plan (DBC)

    In 2000, DBC adopted the 2000 Long Term Incentive Plan (the "2000 Plan"). Under the 2000 Plan, the Compensation Committee can grant stock-based awards representing up to 20% of the total number of shares of DBC common stock outstanding at the date of grant. The 2000 Plan provides for the discretionary issuance of stock-based awards to directors, officers, and employees of DBC, as well as persons who provide consulting or other services to DBC. The exercise price of options granted under the 2000 Plan equals the market price at the date of grant. Options expire five to ten years from the date of grant and generally vest ratably over three years. Under US GAAP, Pearson has accounted

F–77

for awards under the 2000 Plan in accordance with the fair value provisions of SFAS 123 using the following weighted average assumptions:

Risk free interest rate	6.00%
Expected life (in years)	4.06
Volatility	109%
Expected dividend yield	0%

    Activity with respect to the 2000 Plan is as follows:

	Shares	Weighted average exercise price
	('000)	$	£
DBC outstanding options arising at February 29, 2000(1)	3,010	5.32	3.55
Granted	950	4.46	2.97
Exercised	(192)	2.12	1.41
Cancelled	(102)	5.64	3.76

Outstanding, December 31, 2000	3,666	5.91	3.94

Exercisable, December 31, 2000	2,454	6.08	4.05

(1)
Date of acquisition of 60% interest in DBC by Pearson

    The convenience translation of US dollars to sterling has been made at the rate of £1.00 = $1.50, the noon buying rate on December 29, 2000.

    The following table summarizes information about stock options outstanding and exercisable at December 31, 2000.

	Outstanding			Exercisable
	Weighted average shares	Exercise price		Weighted exercise shares	Exercise price
	('000)	$	£		$	£
Range of option exercise prices:
$1.22 to $2.88 (£0.81 to £1.92) (Avg. life: 2.22 years)	306	2.44	1.63	300	2.44	1.63
$3.00 to $5.31 (£2.00 to £3.54) (Avg. life: 6.88 years)	1,656	4.63	3.09	761	4.85	3.23
$5.54 to $9.34 (£3.69 to £6.23) (Avg. life: 4.76 years)	1,641	7.47	4.98	1,375	7.43	4.95
$10.25 to $18.50 (£6.83 to £12.33) (Avg. life: 8.36 years)	63	15.65	10.43	18	16.38	10.92

	3,666			2,454

    The weighted average fair value per share of options granted was $4.80 (£3.20) for the year ended December 31, 2000.

F–78

Employee Share Ownership Plans

Profit Sharing Plan

    Pearson operates a profit sharing plan available to all employees who (1) have worked for Pearson for at least six months of the relevant fiscal year and (2) who are employed by Pearson at the time payment under the plan is made. All payments made under the plan are determined at the discretion of the Pearson board after consideration of Pearson's profitability for the year. Payment under the plan may be in the form of cash and/or Pearson's Ordinary Shares.

Save-for-Shares Plan

    In 1998, Pearson introduced a Worldwide Save-for-Shares Plan. Under this plan, Pearson's employees worldwide are invited to save a portion of their monthly salary over a period from two to seven years (at the employee's option). At the end of this period, the employee has the option to purchase Ordinary Shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the time the employee's participation in the plan commenced.

Employee Stock Purchase Plan

    In September 2000, Pearson established an Employee Stock Purchase Plan, the terms of which allow for substantially all employees in the United States to participate in the purchase of designated shares of Pearson's common stock at a price equal to the lower of 85% of the closing price at the beginning or end of such annual stock purchase period. The price at the beginning of the first annual stock purchase period was $27.25 (£18.17 - at the rate of £1.00 = $1.50, the noon buying rate on December 29, 2000) per share.

F–79

    Activity with respect to the share option schemes is as follows:

	2000		1999		1998
Executive share options plans	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
	('000)	£	('000)	£	('000)	£
Outstanding at January 1	10,994	9.53	8,906	8.02	8,626	6.24
Granted	7,304	23.93	3,494	12.15	3,189	10.76
Exercised	(2,396)	7.28	(1,157)	5.94	(2,296)	5.59
Surrendered or expired	(731)	15.10	(249)	9.26	(613)	7.90
Rights issue adjustment(1)	1,488	—	—	—	—	—

Outstanding at December 31	16,659	15.06	10,994	9.53	8,906	8.02

Save for Share Plans
Outstanding at January 1	3,966	7.7	4,123	6.03	4,702	4.42
Granted	686	15.52	1,472	10.22	1,723	7.69
Exercised	(889)	5.91	(958)	4.43	(1,093)	2.91
Surrendered or expired	(392)	8.57	(671)	7.12	(1,209)	4.86
Rights issue adjustment(1)	474	—	—	—	—	—

Outstanding at December 31	3,845	8.66	3,966	7.77	4,123	6.03

(1)
The number of shares has been adjusted to reflect a rights issue of equity shares during 2000 (see note 25).

    Share options outstanding and exercisable at December 31, 2000 are as follows:

	Share options outstanding			Share options exercisable
		Weighted average remaining contractual life	Weighted average exercise price
Range of exercise prices (in £)	Options			Options	Weighted average exercise price
	('000)		£	('000)	£
0-3	2	2	2.93	2	2.93
3-6	1,721	3	5.18	962	5.29
6-9	2,997	5	6.98	1,894	6.72
9-12	7,343	7	10.13	7	9.43
12-15	683	4	14.26	N/A	N/A
15-18	420	10	16.55	N/A	N/A
18-21	972	8	19.23	N/A	N/A
21-25	6,366	9	22.33	N/A	N/A

    Under UK GAAP, the Group does not recognise compensation costs under share option schemes that have not been approved by the Inland Revenue unless the exercise price is at a discount to the open market value at date of grant. Under US GAAP, the compensation expense associated with the Pearson Incentive Share Plan, Annual Bonus Matching Plan, the Pearson Reward Plan, the Executive

F–80

Share Option schemes, the Save as You Earn Scheme and the Worldwide Save for Shares Plan, in consideration for services received, is recognized in accordance with SFAS 123, Accounting For Stock-Based Compensation (SFAS 123).

    Under SFAS 123, compensation expense is determined based upon the fair value at the grant date for awards, and has been estimated using the Black Scholes model. Such compensation cost is recognized over the service life of the awards, normally the equivalent to the vesting period of such awards.

    Generally, option plans which are available to all employees and provide a discount no greater than 15% are considered non-compensatory under SFAS 123. The Save as You Earn Option Scheme and Worldwide Save for Shares Plan are considered compensatory under SFAS 123 since the discount is 20%. The total compensation cost (equal to the 20% discount) is recognized over the period beginning on the grant date. The Employee Stock Purchase Plan is considered compensatory under SFAS 123 because it contains a look-back provision.

    The following assumptions were used in determining the fair value of options issued under Pearson option schemes during 2000: risk-free interest rate is the gilt rate (ranging from 5.15% to 6.13%) for securities whose maturity equals the expected life of the options on the grant date; expected lives of 1 to 7 years; expected volatility ranging from 31.9% to 47.3% and a dividend yield of between 1.35% and 1.64%.

    In September 2000, Pearson completed a three-for-eleven rights issue. The exercise price and number of all outstanding options at the date of the rights issue were adjusted by a factor of 0.8929 and 1.12, respectively. This adjustment was treated as a modification of the outstanding awards. Under SFAS 123, modifications result in additional compensation cost for the incremental value of the new award over the old award at the modification date. The new award was measured based on its new terms and the stock price immediately after the rights issue. The value of the old option was measured based on the stock price immediately before the rights issue, the expected life of the modified option and other relevant factors. Based on this calculation, no additional compensation cost was recorded, as the modification of the outstanding awards did not result in incremental fair value.

    Under US GAAP the total compensation charge for stock based compensation schemes was £45m in 2000, £14m in 1999 and £6m in 1998.

(vii) Derivatives

    The additional US GAAP derivative and financial instrument disclosures are presented below. This information should be read in conjunction with Note 21.

    Under UK GAAP, the Group's derivatives are recorded as hedging instruments. Amounts payable or receivable in respect of interest rate swaps are accrued with net interest payable over the period of the contract. Unrealized gains and losses on currency swaps and forward currency contracts are deferred and recognized when paid.

    Under US GAAP, derivative contracts, such as interest rate swaps, currency swaps and forward currency contracts are recorded at market value. All gains and losses are included in income. The instruments used to manage the risks' exposure do not meet the prescriptive criteria for hedge accounting under US GAAP, in particular SFAS 52 Foreign Currency Translation and SFAS 80 Accounting for Futures Contracts and the related literature providing guidance on these matters.

F–81

    The contract/notional principal amounts of derivative instruments that are off-balance-sheet under UK GAAP, by category and by currency, are listed below. The unrealized foreign exchange gain/loss on currency swaps are reflected in the balance sheet under UK GAAP.

Interest rate swaps	Maturity	2000	1999	1998
		£m	£m	£m
US dollar
Pay variable / receive fixed	2006	168	155	151
Av fixed rate		7.23%
Av variable rate		6.12%
Pay fixed / receive variable	2001/2009	1,000	1,006	599
Av fixed rate		6.16%
Av variable rate		6.59%
Forward start pay fixed / receive variable	2003/2005	181	118	491
Av fixed rate		6.27%
Av variable rate		6.39%
Sterling
Pay variable / receive fixed	2002/2008	120	120	120
Av fixed rate		6.74%
Av variable rate		6.10%
Pay fixed / receive variable	2001/2003	60	70	40
Av fixed rate		5.59%
Av variable rate		6.09%
Forward start pay variable / receive fixed	2003	100	100	—
Av fixed rate		7.00%
Av variable rate		5.45%
Euro
Pay variable / receive fixed	2004/2007	314	248	—
Av fixed rate		4.93%
Av variable rate		5.68%
Pay fixed / receive variable	2005	38	—	—
Av fixed rate		5.35%
Av variable rate		4.91%
Forward start pay fixed / receive variable	2005	75	—	—
Av fixed rate		5.34%
Av variable rate		4.91%

F–82

Currency and interest rate swaps
Pay US dollar variable / receive sterling fixed at $1.63	2002/2014
At inception of contract		315	375	125
At balance sheet date		344	375	117
Av fixed rate		7.73%
Av variable rate		7.12%
Pay US dollar fixed / receive sterling fixed at $1.55	2004
At inception of contract		60	—	—
At balance sheet date		62	—	—
Av fixed pay rate		6.87%
Av fixed receive rate		10.27%
Pay US dollar variable / receive Euro fixed at $1.03	2004/2007
At inception of contract		441	93	—
At balance sheet date		484	97	—
Av fixed rate		5.80%
Av variable rate		7.56%
Forward foreign exchange contracts		57	347	13

    The above financial instruments represent trading instruments which do not qualify for hedge accounting under US GAAP. The Group does not meet the designation and correlation tests criteria which are not a requirement to obtain hedge accounting under UK GAAP. In line with Pearson treasury policy, these are however not trading instruments and are transacted solely to match underlying financial exposures.

    The principal method the Group uses to manage its interest rate risk is to enter into swaps to pay a fixed rate and receive a floating rate. The majority of these contracts are US dollar denominated, and some of them have a deferred start date, in order to maintain the desired risk profile as other contracts mature. The variable rates received are normally based on 3 month LIBOR, and the dates on which these rates are set do not exactly match those of the borrowings that are being hedged. The Group believes that its portfolio of such swaps is an efficient hedge of its portfolio of variable rate borrowings.

    The Group from time to time issues bonds or other capital market instruments to refinance existing bank debt. In order to avoid undue concentration of interest expense being set by the rate on a single transaction, it is the Group's normal practice on such occasions to enter into a related derivative contract which has the effect of converting the bond transaction to the same interest rate profile as the debt which it is refinancing (i.e most often a floating rate US dollar interest rate basis). In several cases the bond issue has been in a different currency than the debt being refinanced and the Group has entered into a related interest rate and currency swap in order to maintain an unchanged borrowing risk profile.

    The Group's policy concerning the proportion of fixed rate debt in its debt portfolio is that between 50% and 65% of current core debt (i.e., year end total borrowings net of year end cash and liquid funds) should be hedged for the next two years, and that between 40% and 60% should be hedged from two years to a date four years from the present. Within these target ranges the proportion

F–83

that is hedged is triggered by a formula based on historical interest rate frequencies. Taking into account the effect of all derivative contracts, the proportion of net borrowings that were hedged at the end of 2000 was £1,239m, representing 54% of the year-end financial liability portfolio, at an average fixed rate of 6.77%. This compares to 58% in 1999 calculated on the same basis.

    Of the £57m of outstanding foreign exchange contracts at December 31, 2000, £31m of receive sterling / pay US Dollars contracts relate to the use of Sterling borrowings to fund a short-term collateral posting in US Dollars relating to cross currency swap. This contract matured on February 1, 2001. In addition, a further £14m of receive sterling / pay US Dollars contracts convert interest income on US Dollar denominated intercompany loans due on January 2, 2001.

    Credit risk represents the possibility that the Group would suffer a loss if a counterparty was to default on its obligations to the Group. Credit risk exposure arises primarily from the placement of surplus cash funds with financial institutions, as well as from interest rate, currency swap and foreign exchange products. For derivative financial instruments, total credit exposure consists of current and potential exposure. Current credit exposure represents the replacement cost of the transaction. Potential credit exposure is a statistically based estimate of the future replacement cost of the transaction. The Group has established policies and procedures to manage the level and composition of its credit risk on both a transaction and a portfolio basis. In managing the aggregate credit extension to individual counterparties, the Group measures the amount at risk on derivative financial instruments as the total of current and potential credit exposure. Additional financial instruments which potentially subject the Group to concentrations of credit risk consist of accounts receivable. Management believes the concentration of credit risk associated with accounts receivable is minimal due to the dispersion over many customers and different businesses.

    Financial instruments with off balance sheet credit risk consist of interest rate swaps. The maximum accounting loss the Group would incur if counterparties failed completely to perform according to the contract terms would be £24m (£38m in 1999), £9m of which is accrued interest receivable (1999: £10m). In 2000, for certain longer dated higher value derivative contracts the Group entered into mark to market agreements whose effect is to reduce significantly the counterparty risk of the relevant transactions by the posting of collateral between parties on a quarterly annual basis.

    In the Group's opinion there is no significant concentration of credit risk with any individual counterparty or groups of counterparties. The greatest accounting loss if a single party failed completely to perform according to the contract terms would be £15m (£17m in 1999), which relates to an AA rated financial institution.

F–84

    The following table provides a comparison by category of the carrying values under UK GAAP and the fair values of the Group's financial assets and liabilities (both on and off balance sheet).

	2000 Book value	2000 Fair value	1999 Book value	1999 Fair value	1998 Book value	1998 Fair value
	£m	£m	£m	£m	£m	£m
Primary financial instruments
Other financial assets	31	31	4	4	4	4
Other financial liabilities	(61)	(61)	(31)	(31)	(54)	(54)
Cash	425	425	288	288	305	305
Short term deposits	91	91	40	40	40	40
Short term borrowings	(112)	(112)	(47)	(47)	(72)	(72)
Medium and long term borrowings	(2,705)	(2,683)	(2,276)	(2,307)	(2,552)	(2,635)

	(2,331)	(2,309)	(2,022)	(2,053)	(2,329)	(2,412)
Derivative instruments
Pay fixed interest rate swaps	—	(12)	—	32	—	(28)
Pay variable interest rate swaps	—	8	—	(9)	—	13
Currency swaps	—	20	—	10	—	24
Foreign exchange contracts	—	2	—	1	—	—

Total	(2,331)	(2,291)	(2,022)	(2,019)	(2,329)	(2,403)

    For a discussion of the basis for estimating the fair value for each category of financial instruments, refer to Note 21.

(viii) Capitalized costs

    The Group has capitalized certain amounts under UK GAAP for computer hardware, software and consulting services. Under US GAAP, certain of these costs cannot be capitalized and must be expensed as incurred. The resulting adjustment takes into consideration the treatment of these costs, as well as any depreciation taken in subsequent periods.

(ix) Restructuring costs

    In 1999 and 1998 certain restructuring costs recorded in prior periods under UK GAAP did not meet the criteria specified under US GAAP to be recorded as a liability in those periods. Under US GAAP these costs have been recorded in the period in which the obligation exists.

(x) Acquisition adjustments

    Acquisition adjustments principally relate to restructuring provisions recognized under US GAAP in purchase accounting as an increase in goodwill under Emerging Issues Task Force 95-3 (EITF 95-3) Recognition of Liabilities in Purchase Accounting. These principally relate to DK in 2000, Simon & Schuster in 1999 and 1998 and Harper Collins Educational in 1998. Under UK GAAP these costs were treated as period costs and were recorded as exceptional items in the profit and loss account.

F–85

    Under US GAAP, the Group cannot hedge the foreign-currency risk related to a purchase business combination because only direct costs of an acquisition are allowed to be included in the purchase price. Derivative gains and losses do not qualify as direct costs. Additionally, effectiveness and correlation between the derivative instrument and the purchase price could not be reliably measured in accordance with the prescriptive criteria under US GAAP. As a result, gains relating to foreign-currency forward contracts of £59m were recorded in earnings in 2000. These amounts have been reflected as an adjustment to the purchase price under UK GAAP.

(xi) Partnerships and associates

    There is no difference under UK and US GAAP for the accounting for partnerships and associates. However the accounts of partnerships and associates must be adjusted from UK to US GAAP. which has an impact on the results of the partnerships and associates, as well as the carrying value of the investment in these entities. Principal differences identified with respect to the Group's investments in partnerships and associates include: goodwill amortization, pensions, derivatives, and goodwill impairment charges.

    The following table provides details, under US GAAP, of associates acquired in 2000.

	Net assets	Goodwill	Amortisation period
	£m	£m	years
RTL Group	183	1,906	20
Marketwatch Inc.	26	132	3

(xii) Ordinary dividends

    Under UK GAAP, ordinary dividends proposed are provided for in the year in respect of which they are recommended by the Board of Directors although approval of the final dividend will not take place until the Annual General Meeting subsequent to the year-end. Under US GAAP, such dividends are provided for in the year in which they are declared and approved by the Board of Directors.

(xiii) Fixed asset investments

    Under UK GAAP, fixed asset investments are stated at cost less provisions for diminution in value, or as revalued by the directors. Under US GAAP, SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, requires debt and equity securities with readily ascertainable market values be adjusted to market value at the end of each period. Unrealized market value gains and losses are charged to earnings if the securities are traded for short-term profit. Otherwise securities are classified as "available for sale" and unrealized gains and losses are reported as a separate component of other comprehensive income until realized.

    At December 31, 2000 and 1999 all securities covered by SFAS 115 were designated by management as available for sale. There were no sales in 2000, 1999 or 1998 of available for sale securities.

F–86

(xiv) Interest in shares of Pearson plc

    Under UK GAAP, shares in Pearson plc held by the employee share ownership trusts are recorded in the balance sheet within fixed asset investments. These shares are recorded at cost including expenses. Under US GAAP, shares in Pearson plc held by the employee share ownership trusts are recorded at cost as an offset to equity.

(xv) Minority interests

    Minority interests represent the minority share of US GAAP adjustments.

(xvi) Extraordinary charge

    The extraordinary charge represents the amortization of an arrangement fee in respect of a borrowing facility which has been accelerated due to the early redemption of the facility.

(xvii) Presentation of earnings per equity share

    Under US GAAP an entity that reports a discontinued operation, an extraordinary item or cumulative effect of an accounting change must present basic and diluted EPS for those line items. Accordingly, the Group has presented EPS for income from continuing operations, discontinued operations, extraordinary charge and net income.

(xviii) Other disclosures required by US GAAP

Presentation in the Financial Statements

    Under UK GAAP, operating profit may be shown before specific costs that under US GAAP would be included within operating profit. Additionally, the presentation of earnings per share is not limited to basic and diluted earnings per share on the net profit or loss for the period attributable to ordinary shareholders. Presentation of operating profit before certain costs and additional earnings per share data is allowable when management believe that it provides useful information to an investor and presents a true and fair view of the Group's results. Under US GAAP, costs such as internet enterprises, goodwill amortization and other items would be included within operating profit. Earnings per share may only be presented on a basic and diluted basis for profit or loss from continuing operations, discontinued operations, extraordinary items, cumulative effect of an accounting change, and net profit or loss for the period. Accordingly, the presentation of "operating profit before internet enterprises, goodwill amortization and other items" as well as "adjusted earnings per equity share after internet enterprises" and "adjusted earnings per equity share before internet enterprises" is not allowed under US GAAP.

Comprehensive income

    SFAS 130 Reporting Comprehensive Income requires prominent presentation of a primary statement showing total recognized gains and losses (total comprehensive income). The total gains and losses recognized in the period attributable to shareholders' comprises net income plus gains and losses recognized directly in equity, such as movements in foreign currency translation differences. The Group has opted to display comprehensive income in accordance with UK GAAP. Total gains and losses are

F–87

presented in the UK GAAP primary statement under "Statement of total recognized gains and losses". The movements in shareholders' funds between the beginning of the year and the end of the year are presented in the UK GAAP primary statement "Reconciliation of movements in equity shareholders' funds". The components of equity shareholders' funds on a UK GAAP basis are shown in the following disclosure.

	2000	1999	1998
	£m	£m	£m
Called up share capital	199	153	152
Share premium account	2,440	517	498
Revaluation reserve	—	—	1
Other reserves	—	—	1
Retained earnings	1,267	600	383
Cumulative currency translation difference	138	51	13

Equity shareholders' funds at end of the year	4,044	1,321	1,048

Cash flow information

    Under UK GAAP, the Consolidated Cash Flow Statements are presented in accordance with FRS 1, as revised, Cash Flow Statements. The statements prepared under FRS 1 present substantially the same information as that required under US GAAP as interpreted by SFAS 95 Statement of Cash Flows.

    The definition of "cash flow" differs between UK and US GAAP. Cash flow under UK GAAP represents increases or decreases in "cash", which comprises cash in hand and repayable on demand and overdrafts. Under US GAAP, cash flow represents increases or decreases in "cash and cash equivalents", which include short term, highly liquid investments with original maturities of less than 90 days, and exclude overdrafts.

    Under UK GAAP, cash flows are presented for operating activities; dividends received from partnerships and other associates; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; management of liquid resources and financing. US GAAP requires the classification of cash flows as resulting from operating, investing and financing activities.

    Cash flows under UK GAAP in respect of interest received, interest paid, investment income and taxation would be included within operating activities under US GAAP. Capital expenditure and financial investment, dividends received from joint ventures and associates, and cash flows from acquisitions and disposals would be included within investing activities under US GAAP. Equity dividends paid would be included within financing activities under US GAAP. Management of liquid resources may be included within financing activities or the liquid resources may be considered a cash equivalent under US GAAP, depending on the nature of the liquid resources.

F–88

    A summary of the Group's operating, investing and financing activities, classified in accordance with US GAAP, are as follows:

	2000	1999	1998
	£m	£m	£m
Net cash provided by operating activities	108	136	286
Net cash (used in) / provided by investing activities	(2,063)	328	(2,085)
Net cash provided by / (used in) financing activities	2,078	(460)	1,961
Foreign exchange differences	13	(22)	(30)

Net increase / (decrease) in cash and cash equivalents	136	(18)	132
Cash and cash equivalents under US GAAP at the beginning of the year	319	337	205

Cash and cash equivalents under US GAAP at the end of the year	455	319	337

Segments

    Pearson has determined that its reportable segments are those that are based on the Group's method of internal reporting, which disaggregates its business by product category. The Group's segments are strategic business units that offer different products and services.

    The Group's business units and reportable segments are as follows:

  •
  Pearson Education—publisher of educational materials, including textbooks and teaching materials, as well as electronic educational programs

  •
  FT Group—publisher of daily business newspapers and provider of online business information

  •
  The Penguin Group—publisher of English language fiction and non-fiction books for adults and children

  •
  Television—the Group holds a 22% interest in RTL, which has interests in television, content, radio and new media.

    The accounting policies of the segments are the same as those described in Note 1. The Group's management evaluates the performance of its segments and allocates resources to them based on underlying sales growth and trading margin improvement. There are no material inter-segment revenues.

    The Group's segments are the same under UK GAAP and information with respect to the segments is presented in Note 2 to the financial statements. The Group has also separately disclosed information with respect to discontinued operations.

Discontinued operations

    In 1999, discontinued operations relate to the withdrawal of the Group from the banking business following its disposal of its investment in Lazard on March 3, 2000. In 1998, discontinued operations have been restated to include the results of Lazard, as well as reflecting the withdrawal of the Group from the consumer software business following its disposal of Mindscape Inc. in March 1998, the withdrawal of the Group from the consumer magazine business following its disposal of Pearson New

F–89

Entertainment in April 1998 and the withdrawal of the Group from the visitor attractions business following its disposal of The Tussauds Group in October 1998. All disposals were accomplished through the sale of the various operations.

    At December 31, 1999 and 1998, the carrying value of the investment in Lazard on an UK GAAP basis was £149m and £111m, respectively. At December 31, 1998, due to the disposal dates, there were no assets and liabilities on the balance sheet associated with Mindscape, Pearson New Entertainment and The Tussauds Group. For the year ended December 31, 2000, 1999 and 1998, income from operations on an UK GAAP basis for Lazard was £8m, £48m and £53m respectively, including a profit in 1998 of £11m on the sale of a business. A gain of £231m, on a UK GAAP basis, on the disposal of Lazard was recognised in 2000. For the year ended December 31, 1998 on a UK GAAP basis, Mindscape, Pearson New Entertainment and The Tussauds Group had a combined operating profit of £21m prior to disposal, and a total gain on disposal of £215m was recognized. Total proceeds of £568m were received during 1998 upon the sale of Mindscape, Pearson New Entertainment and The Tussauds Group.

    The Group analyses turnover and operating profit between continuing and discontinued operations. Under US GAAP, the operating profit from discontinued operations would be shown on a separate line in the profit and loss statement below income from continuing operations.

Significant acquisitions

    During 2000, the Group acquired DK and NCS and combined its television business with CLT-Ufa, retaining a 22% shareholding in the new combined business, the RTL Group. The following unaudited pro-forma consolidated financial information presents the results of operations of the Group under UK GAAP as if the acquisitions and business combination had taken place on January 1, 1999:

	Year ended December 31, 2000		Year ended December 31, 1999
	(unaudited)		(unaudited)
Sales (£m)	4,105		3,574
Profit for the financial year (£m)	113		233
Basic earnings per equity share (p)	15.5	p	34.1	p
Diluted earnings per equity share (p)	15.1	p	33.6	p

    The unaudited pro forma consolidated financial information has been prepared for comparative purposes only and includes certain adjustments, such as additional amortization expense as a result of goodwill arising on the acquisitions and business combination and an increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations that actually would have resulted if the acquisitions and business combination had been effective on January 1, 1999.

Revenue Recognition

    Pearson Education: Revenues are generally recognized when goods are shipped to customers or services rendered, net of a provision for estimated returns.

    FT Group: Subscription income is recorded as revenue as earned. Deferred subscription revenue, which primarily represents amounts received from customers in advance of newspaper delivery, is

F–90

included in revenue over the subscription term. Advertising revenue is recognized when the advertisement appears in the newspaper.

    Penguin: Revenues are generally recognized when goods are shipped to customers or services rendered, net of a provision for estimated returns.

    Television: Revenues from all television sources are recognized upon availability of the film for telecast and when certain other conditions are met. Television series initially produced for the networks and first-run syndication are generally licensed to domestic and foreign markets concurrently. The more successful series are later syndicated in domestic markets and in certain foreign markets. The length of the revenue cycle for television series will vary depending on the number of seasons a series remains in active production. Revenues arising from television license agreements are recognized in the period that the films or television series are available for telecast and when certain other conditions are met. License agreements for the telecast of television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for telecast. Cash received in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of television product which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for telecast under the terms of the related licensing agreement and when certain other conditions are met.

    All divisions: Online advertising revenue is recognized ratably during the period in which the advertising is displayed and obligations are satisfied.

Lease commitments

    The following is a summary of future minimum rental payments for all leases with terms greater than one year remaining as at December 31, 2000. All leases have been classified as capital or operating in accordance with UK GAAP:

	Capital lease	Operating lease
	£m	£m
Fiscal year ending December 31,
2001	7	123
2002	4	106
2003	1	100
2004	3	91
2005	2	83
Thereafter	1	677

Total minimum lease payments	18	1,180

(Less) Interest element	(2)	N/a

Present value of net minimum lease payments	16	N/a

    The majority of the capital leases relate to buildings. The total operating lease expense for 2000 was £105m (1999: £95m, 1998: £62m).

F–91

Borrowings

    The weighted average interest rate on short-term borrowings outstanding was 3.1% and 5.5% as at December 31, 2000 and 1999, respectively.

    The Group's debt matures as follows

2000
£m
Due in:
2001	112
2002	100
2003	—
2004	486
2005	1,140
Thereafter	979

Total	2,817

    The Group was in compliance with all debt covenants as at December 31, 2000 and 1999.

Fixed Assets

    Fully depreciated assets still being utilised by the Group have the following historical cost values:

	2000	1999
	£m	£m
Freehold buildings	9	2
Long lease property	1	1
Short lease property	3	4
Plant & machinery	145	52
Fixtures & fittings	39	34

Total	197	93

Computer software costs

    The following table sets forth the amount of computer software costs capitalized in plant & machinery.

	2000	1999
	£m	£m
Cost at December 31	104	89
Depreciation at December 31	(50)	(38)

Net book value at December 31	54	51

Depreciation charged in the year	7	7

F–92

Consolidation

    The consolidated financial statements include the accounts of the Group and majority-owned and controlled subsidiaries. Under UK GAAP, the investments in companies in which the Group is unable to exercise control but has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method, which is consistent with the equity method under US GAAP. Accordingly, the Group's share of the net earnings of these companies is included in consolidated net income. The investments in other companies are carried at cost or fair value, as appropriate. Inter-company accounts and transactions are eliminated upon consolidation.

Allowance for doubtful receivables

    The Group has recorded an allowance for doubtful receivables as at December 31, 2000 of £496m (1999: £463m) of which £477m (1999: £456m) is in respect of receivables due within one year.

Advertising costs

    The Group maintains an accounting policy of expensing advertising costs as incurred. The Group recorded advertising costs of £195m, £146m and £112m, during the years ended December 31, 2000, 1999 and 1998 respectively.

Stocks

    Stocks are valued at the lower of cost and net realizable value. Cost is calculated on a first in first out basis by reference to the invoiced value of supplies and attributable costs of bringing stocks to their present location and condition. Net realizable value is the estimated market value less selling costs.

Exceptional items

    Exceptional profits or losses on the sale of fixed assets and investments, businesses and associates do not meet the definition of "extraordinary" under US GAAP and, accordingly, are classified as operating items. See item (xvi) of this Note 35 for a description of the extraordinary item under US GAAP.

Total assets and total liabilities

    US GAAP requires that total assets and total liabilities are disclosed. Total assets and total liabilities under UK GAAP are shown below.

	2000	1999	1998
	£m	£m	£m
Total assets	8,810	5,350	5,317
Total liabilities	4,766	4,029	4,269

Use of estimates

    Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Accounting estimates have been used in these financial statements to determine

F–93

reported amounts, including realizability, useful lives of tangible and intangible assets, income taxes and other items. Actual results could differ from those estimates.

Companies Act 1985

    The Consolidated Financial Statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the years ended December 31, 2000, 1999 and 1998 have been filed with the United Kingdom's Registrar of Companies. The auditors have reported on these accounts. Their reports were unqualified and did not contain statements under Section 237 (2) or (3) of that Act.

    These Consolidated Financial Statements include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the profit and loss account and balance sheet items.

Recently issued accounting standards

    Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, requires that, upon adoption, all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value, and that changes in such fair values be recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives that meet these hedging criteria will ultimately offset related earnings effects of the hedged items; effects of certain changes in fair value are recorded in equity pending recognition in earnings. For US GAAP purposes the Group's derivative instruments did not qualify for hedge accounting in 2000, 1999 or 1998. Accordingly, the adoption of SFAS No. 133 does not have a materially different effect than that shown in the US GAAP reconciliation.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the Securities and Exchange Commission. SAB No. 101 outlines the criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Group's revenue recognition policies and practices are in conformance with SAB No. 101.

F–94

PEARSON PLC

PRINCIPAL SUBSIDIARIES AND ASSOCIATES

AS AT DECEMBER 31, 2000

country of incorporation or registration
Subsidiaries
The principal operating subsidiaries are listed below. They operate mainly in the countries of incorporation or registration, the investments are in equity share capital and they are all 100% owned unless stated otherwise.
Pearson Education
Addison Wesley Longman Inc.	US
Addison Wesley Educational Publishers Inc.	US
Macmillan USA Inc.	US
Pearson Education Ltd	England
Prentice Hall Inc.	US
NCS Pearson Inc.	US
FT Group
Financial Times Group Ltd*	England
Financial Times Business Ltd	England
Data Broadcasting Inc. (60%)	US
Les Echos SA	France
Recoletos Compañía Editorial SA (78.97%)	Spain
The Penguin Group
Penguin Putnam Inc.	US
The Penguin Publishing Co Ltd	England
Penguin Books Australia Ltd	Australia
Dorling Kindersley Holdings Ltd*	England

*Direct investment of Pearson plc.

	country of incorporation or registration	class of share	beneficial interest %	accounting year end
Associates
FT Group
The Economist Newspaper Ltd	England	Ord 5p	50	March
		'B' 5p	100
		'A' 5p	Nil
		Trust 5p	Nil
Television
RTL Group SA	Luxembourg	Ord voting	21.6	December

F–95

SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this annual report on its behalf.

Pearson plc
/s/ PETER GILL
Peter Gill Director, Financial Operations (principal accounting officer)

Date: June 7, 2001

Exhibits

1.1	(1)	Memorandum and Articles of Association of Pearson plc.*
2.1	(1)	Specimen certificate of ordinary shares*
2.2	(1)	Amended and Restated Deposit Agreement between Pearson plc and The Bank of New York dated as of August 8, 2000 and Form of ADR*
4.1	(1)	Agreement and Plan of Merger dated as of July 30, 2000 among Pearson plc, PN Acquisition Subsidiary Inc. and National Computer Systems, Inc.*
4.2	(1)	Amendment No. 1 to Agreement and Plan of Merger dated as of August 4, 2000 among Pearson plc, PN Acquisition Subsidiary Inc. and National Computer Systems, Inc.*
4.3	(1)	Form of Executive Director Service Contract.*
8.1		List of Significant Subsidiaries.
10.1		Consent of PricewaterhouseCoopers

*
Incorporated by reference to the Registration Statement on Form F-1 (Reg. No. 333-43198), as amended.

QuickLinks

TABLE OF CONTENTS
Part I
Pearson Education's Well Known Imprints
Part II
Part III
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED PROFIT AND LOSS ACCOUNT
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF CASH FLOWS
STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
NOTE OF HISTORICAL COST PROFITS AND LOSSES
RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS FUNDS
NOTES TO THE ACCOUNTS
PEARSON PLC PRINCIPAL SUBSIDIARIES AND ASSOCIATES AS AT DECEMBER 31, 2000
SIGNATURES