Form 20-F
period 2001-12-31
PEARSON PLC
filed 2002-06-10
CIK 938323

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 10, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

/X/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

Commission file number 1-16055

PEARSON PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

80 Strand
London, England WC2R 0RL
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

        Ordinary Shares, 25p par value 800,589,000

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

Item 17               Item 18   X

Introduction

        In this Annual Report on Form 20-F (the "Annual Report") references to "Pearson" or the "Group" are references to Pearson plc, its predecessors and its consolidated subsidiaries, except as the context otherwise requires. "Ordinary Shares" refer to the ordinary share capital of Pearson of par value 25p each. "ADSs" refer to American Depositary Shares issuable in respect of Ordinary Shares deposited pursuant to the Deposit Agreement dated March 21, 1995, amended and restated as of August 8, 2000 among Pearson, The Bank of New York as depositary (the "Depositary") and owners and holders of ADSs (the "Deposit Agreement"). ADSs are represented by American Depositary Receipts ("ADRs") delivered by the Depositary under the terms of the Deposit Agreement.

        We have prepared the financial information contained in this Annual Report in accordance with generally accepted accounting principles in the United Kingdom, or UK GAAP, which differs in significant respects from generally accepted accounting principles in the United States, or US GAAP. We describe these differences in "Item 5. Operating and Financial Review and Prospects—Accounting Principles", and in Note 35 to our consolidated financial statements included in this Annual Report. Unless we indicate otherwise, any reference in this Annual Report to our consolidated financial statements is to the consolidated financial statements and the related notes, included elsewhere in this Annual Report.

        We publish our consolidated financial statements in sterling. We have included, however, references to other currencies. In this Annual Report:

  •
  references to "sterling", "pounds", "pence" or "£" are to the lawful currency of the United Kingdom,

  •
  references to "euro" or "E" are to the euro, the single currency established by the European Monetary Union, and

  •
  references to "US dollars", "dollars", "cents" or "$" are to the lawful currency of the United States.

        For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of £1.00 = $1.45, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2001. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated.

Forward-Looking Statements

        You should not rely unduly on forward-looking statements in this Annual Report. This Annual Report, including the sections entitled "Item 3. Key Information—Risk Factors", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects", contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terms such as "may", "will", "should", "expect", "intend", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other comparable terminology. Examples of these forward-looking statements include, but are not limited to, statements regarding the following:

  •
  operations and prospects,

  •
  growth strategy,

  •
  funding needs and financing resources,

  •
  expected financial position,

  •
  market risk,

  •
  integration of acquired businesses,

  •
  internet strategy,

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

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

Selected Consolidated Financial Data

        The table below shows selected consolidated financial data for each of the years in the five-year period ended December 31, 2001. The selected consolidated profit and loss account data for the years ended December 31, 2001, 2000 and 1999 and the selected consolidated balance sheet data as at December 31, 2001 and 2000 have been derived from our consolidated financial statements included elsewhere in this Annual Report, which have been audited by PricewaterhouseCoopers, independent chartered accountants. The selected consolidated profit and loss account data for the years ended December 31, 1998 and 1997, and the selected consolidated balance sheet data as at December 31, 1999, 1998 and 1997 have been derived from our audited consolidated financial statements for those periods and as of those dates, which are not included in this Annual Report.

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

        For convenience, we have translated the 2001 amounts into US dollars at the rate of £1.00 = $1.45, the noon buying rate in The City of New York on December 31, 2001.

	December 31
	2001	2001		2000		1999		1998		1997
	$	£		£		£		£		£
	(in millions, except for per share amounts)
UK GAAP Information:
Consolidated Profit and Loss Account Data
Total Sales	6,126	4,225		3,874		3,332		2,395		2,293
Total sales from continuing operations(1)	6,126	4,225		3,689		2,977		1,908		1,764
Operating (loss)/profit from continuing operations(1)	(81)	(56)		203		270		187		252
Total operating (loss)/profit	(78)	(54)		211		318		250		328
(Loss)/profit after taxation	(538)	(371)		178		300		441		40
Operating profit before goodwill amortization and other items(2)	671	463		490		549		389		328
(Loss)/earnings per equity share(3)(4)	(71.3) ¢	(49.2	)p	24.6	p	43.0	p	66.2	p	5.9	p
Adjusted earnings per equity share(3)(5)	32.6 ¢	22.5	p	31.9	p	43.3	p	37.5	p	31.2	p
Diluted earnings per equity share(3)(6)	n/a	n/a		24.0	p	42.4	p	65.4	p	5.7	p
Consolidated Balance Sheet Data
Total assets (Fixed Assets plus Current Assets)	11,654	8,037		8,810		5,350		5,317		2,253
Net assets	5,458	3,764		4,209		1,327		1,084		156
Long-term obligations(7)	3,793	2,616		2,715		2,286		2,562		609
Capital Stock	290	200		199		153		152		144
Number of equity shares outstanding (millions of ordinary shares)	801	801		798		613		610		577
	December 31
	2001		2001		2000		1999
	$		£		£		£
	(in millions, except for per share amounts)
US GAAP Information(8):
(Loss)/profit for the financial year	(2,175)		(1,500)		1,362		198
(Loss)/profit from continuing operations for the financial year	(696)		(480)		(37)		177
(Loss)/profit from discontinued operations	(51)		(35)		1,410		21
Loss on disposal of discontinued operations	(1,428)		(985)		—		—
Basic (loss)/earnings per equity share(3)	(273.5	)¢	(188.6	)p	187.2	p	28.9	p
Diluted (loss)/earnings per equity share(3)(6)	(273.5	)¢	(188.6	)p	185.0	p	28.7	p
Basic (loss)/earnings from continuing operations per equity share(1)(3)	(87.4	)¢	(60.3	)p	(5.1	)p	25.8	p
Diluted earnings from continuing operations per equity shares(1)(3)(6)	(87.4	)¢	(60.3	)p	(5.0	)p	25.6	p
Basic (loss)/earnings per share from discontinued operations(3)	(186.0	)¢	(128.3	)p	193.8	p	3.1	p
Diluted (loss)/earnings per share from discontinued operations(3)	(186.0	)¢	(128.3	)p	191.5	p	3.1	p
Shareholders' funds	6,025		4,155		6,018		2,615

(1)
Continuing operations represent those operations carried on by us as at December 31, 2001. Operating profit from continuing operations consists of operating profit—Group, plus our share of operating profit from continuing operations for joint ventures and associates, as disclosed on page F-3 of the consolidated financial statements included in this Annual Report.

(2)
Other items include integration costs in connection with our acquisition of Simon & Schuster's educational, business and professional and reference publishing business (£nil in 2001, £9 million in 2000 and £95 million in 1999 and £120 million in 1998), integration costs of £45 million in 2001 (£27 million in 2000) in connection with our acquisition of Dorling Kindersley Holdings plc, or DK, integration costs of £29 million in 2001 (£4 million in 2000) in connection with our acquisition of National Computer Systems, Inc., or NCS, and year 2000 compliance costs of £5 million in 1999 (£7 million in 1998).

(3)
All the earnings per share figures for 1997 to 1999 have been restated to reflect the rights issue of ordinary shares made during 2000 in order to finance the NCS acquisition.

(4)
Loss/earnings per equity share is based on loss/profit for the financial period and the weighted average number of ordinary shares in issue during the period (as restated per note 3 above).

(5)
Adjusted earnings per equity share is based on adjusted earnings for the financial period and the weighted average number of ordinary shares in issue during the period (as restated per note 3 above). Adjusted earnings excludes profits or losses on the sale or write down of fixed assets and investments, businesses and associates, year 2000 compliance costs, integration costs in respect of the acquisitions of Simon & Schuster, DK and NCS, the accelerated amortization of a financing arrangement fee following the early redemption of a borrowing facility, the premium paid in respect of a forward currency option in connection with the acquisition of NCS and goodwill amortization.

(6)
Diluted loss/earnings per equity share is based on diluted loss/earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period (as restated per note 3 above). Diluted loss/earnings comprise loss/earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options.

(7)
Long-term obligations are comprised of medium and long-term borrowings plus amounts falling due after more than one year related to obligations under finance leases.

(8)
See Note 35 to the consolidated financial statements included in this Annual Report entitled "Summary of principal differences between United Kingdom and United States of America generally accepted accounting principles".

Dividend Information

        We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in October or November. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following June, subject to shareholders' approval at our annual general meeting. At our annual general meeting on April 26, 2002 our shareholders approved a final dividend of 13.6p for the year ended December 31, 2001.

        The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in New

York, New York, on each of the respective payment dates for interim and final dividends. The final dividend for the 2001 fiscal year was paid on June 7, 2002.

Fiscal Year	Interim	Final	Total	Interim	Final	Total
	(pence per ordinary share)			(cents per ordinary share)
2001	8.7	13.6	22.3	12.6	19.7	32.3
2000	8.2	13.2	21.4	13.3	18.7	32.0
1999	7.7	12.4	20.1	12.6	18.7	31.3
1998	7.2	11.6	18.8	11.9	18.7	30.6
1997	6.7	10.7	17.4	11.2	17.6	28.8

        Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting us. Historic dividend information has been restated to reflect the rights issue of equity shares in 2000.

Exchange Rate Information

        The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per sterling. The average rate is calculated by using the average of the noon buying rates in New York, New York, on each day during a monthly period, and on the last day of each month during an annual period. On May 30, 2002, the noon buying rate for sterling was £1.00 = $1.47.

Month	High	Low
May 2002	$1.47	$1.45
April 2002	$1.46	$1.43
March 2002	$1.43	$1.41
February 2002	$1.43	$1.41
January 2002	$1.45	$1.41
December 2001	$1.46	$1.42
Year Ended December 31	Average Rate
2001	$1.45
2000	$1.52
1999	$1.62
1998	$1.66
1997	$1.64

Risk Factors

        You should carefully consider the risk factors described below, as well as the other information included in this Annual Report. Our business, financial condition or results of operation could be materially adversely affected by any or all of these risks, or by other risks that we presently cannot identify.

Our reliance on intellectual property and proprietary rights that may not be adequately protected under current laws in some jurisdictions may adversely affect our results and our ability to grow

        Our products are largely comprised of intellectual property content delivered through a variety of media, including newspapers, books and the internet. We rely on trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in these products. However, we cannot assure you that our proprietary rights will not be challenged, invalidated or circumvented. Our intellectual property rights in jurisdictions such as the United States and the United Kingdom, which are the jurisdictions with the largest proportions of our operations, are well-established. However, we also conduct business in other countries where the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect our future growth. Moreover, despite trademark and copyright protection, third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorization. These unauthorized activities may be more easily facilitated by the internet.

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

We may not be able to achieve continued growth in our operations or strengthen our financial position due to economic and political forces beyond our control

        A variety of factors beyond our control may inhibit the growth of our operations or weaken our financial position. These factors include a significant weakening of the global advertising environment, particularly in financial advertising, US state and federal government spending patterns for educational materials, the slowing of the US economy, heightened political tensions affecting the United Kingdom and the United States, foreign currency exchange rate risks, trade protection measures and regulatory or other economic conditions. In particular, during 2001, the weak advertising environment led to a significant decline in advertising revenue. For additional information about this decline, please see "Operating and Financial Review and Prospects—Results of Operations—Year ended December 31, 2001 compared to year ended December 31, 2000", pages 22-30. Taken together, these factors could have a material adverse impact on our growth and our financial position.

We cannot assure you whether, or when, our substantial investment in our internet initiatives will produce returns

        We have invested significant amounts of capital to develop and promote our internet initiatives. We believe that the success of our internet initiatives will be an important component of our continued growth. We can offer no assurance as to the extent or timing of the revenue streams from our internet initiatives. This is due to a variety of factors, many of which are beyond our control. These factors may include: the ability of our internet initiatives to achieve leadership positions in their respective markets, and competition from comparable and new technologies.

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

Overview of Operating Divisions

        Although our businesses increasingly share markets, brands, processes and facilities, they break down into three core segments:

        Pearson Education is a global leader in educational publishing. We are a leading international publisher of textbooks, supplementary materials and electronic education programs for elementary and secondary school, higher education and business and professional markets. We also play a major role in the testing and certification of school students and professionals in the US.

        The FT Group consists of our international newspaper, print and online financial information, business magazine and professional publishing interests. Our flagship product is the Financial Times, known internationally for its premium editorial content and international scope both in newspaper and internet formats.

        The Penguin Group is one of the premier English language publishers in the world, with brand imprints such as Penguin, Putnam, Viking and DK. We publish an extensive portfolio of fiction, non-fiction, reference and illustrated works. We publish the works of many authors, including Maeve Binchy, Tom Clancy, Patricia Cornwell, Nick Hornby, Jamie Oliver and Amy Tan.

        Pearson was incorporated and registered in 1897 under the laws of England and Wales as a limited company and re-registered as a public limited company in 1981. We conduct our operations primarily through our subsidiaries and other affiliates. Our principal executive offices are located at 80 Strand, London WC2R 0RL, United Kingdom (telephone: +44 (0) 20 7010 2000).

Our Strategy

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

Operating Divisions

Pearson Education

        Pearson Education is one of the world's largest publishers of textbooks and paper and online teaching materials based on published sales figures and independent estimates of sales. Pearson Education serves the growing demands of teachers, students, parents and professionals throughout the world for stimulating effective education programs. With federal and state governments under pressure to measure academic progress against clear objective standards, the market for educational testing services in the United States has grown significantly. NCS Pearson enables us to combine testing and assessment with our traditional educational curriculum services and products to form one of the world's leading integrated education companies. NCS Pearson provides the entire spectrum of educational services—from educational curriculum to testing and assessment to data management. NCS Pearson's testing and assessment operations are being integrated into each of our US School, US College, US Professional and International educational subdivisions.

        We report Pearson Education's performance along the lines of the four markets it serves: US School, US College, US Professional and International, i.e. markets outside the United States. In 2001, Pearson Education had sales of £2,604 million or 62% of Pearson's total Group sales (54% in 2000). The business makes approximately two thirds of its sales, and all of its profits, in the second half of the year.

  US School

        Pearson Education is a leading US school publisher for kindergarten through 12th grade, with a comprehensive range of textbooks, supplementary materials and electronic education programs. We believe that our market share in this sector is approximately 25%. Pearson Education's premier elementary school imprint, Scott Foresman, and premier secondary school imprint, Prentice Hall publish high quality programs covering subjects such as reading, literature, math, science and social studies. We also publish supplementary teaching aids for both elementary and secondary schools and teacher-written activity books. We are a leading publisher in online assessment and digital courseware through NCS Learn and the Waterford Early Reading Program. Towards the end of 2001 we began the integration of our educational internet business, Learning Network, with our K-12 publishing business.

        NCS Pearson's operations make us a leading player in the markets for test processing and scoring and the provision of enterprise software solutions to schools. We score and process some 40 million student tests across America every year.

        With over 90% of education spending for kindergarten through 12th grade in the United States financed at the state or local level, the US School division's major customers are state education boards and local school districts. In the United States, 20 states, which account for over 50% of the total kindergarten through 12th grade US school population of some 52 million students, buy educational programs by means of periodic statewide "adoptions". These adoptions cover programs in the core subject areas. Typically, a state committee selects a short-list of education programs from which the school districts then make individual choices. We actively seek to keep as many of our offerings as possible on the approved list in each state, and we market directly to the school districts. In the 30 states without adoptions, or "open territories", local school districts choose education programs from the extensive range available. We actively market to school districts in open territories as well. Our revenues are currently split evenly between adoption states and open territory states.

  US College

        Pearson Education is the United States' largest publisher of educational textbooks and related materials for colleges and universities based on sales. We believe that our market share in this sector is approximately 34%. We publish across all of the main fields of study with imprints such as Prentice Hall, Addison Wesley and Allyn & Bacon. We market primarily to college professors who choose the texts to be purchased by their students. Over 1,200 of Pearson Education's college textbooks have an interactive companion website with online study guides to reinforce text concepts, chat rooms and bulletin boards to facilitate interaction between students and faculty. An increasing number of our programs incorporate online course management systems that provide a powerful set of easy-to-use tools that allow professors to create sophisticated web-based courses.

  US Professional

        We publish textbooks and reference books for industry professionals, with a particular strength in computers and information technology. Our imprints in this area include Macmillan USA, Pearson Professional Technical Reference, Prentice Hall, Addison Wesley and Adobe Press. Three NCS Pearson units serve the professional markets. We manage significant commercial contracts to process qualifying tests for individual professions, including IT professionals and nurses. Our Government Solutions group manages and processes student grant applications on behalf of the US Department of Education and has a number of education-related contracts with various government departments, most notably the Department of Defense. We also provide a range of data management services, including the sale of scanners, to a wide range of customers.

  International

        Pearson Education has sales, distribution and publishing operations in 35 countries throughout the world. We produce textbooks, English language teaching materials (in which we are a global leader) and professional publications. Our international division also offers translations and imprints of our US College and US Professional publications. NCS Pearson creates, manages and processes tests in countries all around the world, although the majority of its sales continue to come from the United States.

        Our publications are primarily in English and are marketed to the English speaking markets, primarily through our own wholesale distributors, but also through third party distributors and to retailers. In addition to English, we also publish in the local language in a number of countries, including Germany, France, Spain, Italy, Mexico, Colombia, Brazil, the People's Republic of China, Japan and South Korea. In a number of countries, such as Singapore, we are the largest publisher of school materials.

  FT Knowledge

        FT Knowledge is a corporate training business with two main activities. The majority of its revenues come from providing, "soft skills" training, on leadership or sales force effectiveness for example. A second unit, FT Knowledge Financial Learning, provides specialist training to the financial services industry.

The FT Group

        The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information, analysis and services to a growing audience of internationally minded business people. In 2001, the FT Group had sales of £801 million, or 19% of Pearson's total Group sales (22% in 2000). The FT Group's business is now global, with an increasing demand for strategic business information—the combination of news, data, comment, analysis and context in which the FT Group excels. In addition to professional and business consumers, individuals around the world are demanding such strategic business information. We believe that the FT Group is very well positioned to supply information and benefit from these trends.

        We have also developed a pan-European network of leading business newspapers and related online business portals, including Financial Times Deutschland, Les Echos and Expansión, for the German, French and Spanish-speaking markets. Recoletos, the publicly quoted Spanish media group in which we hold a 79% interest, publishes Expansión, as well as a number of specialist publications, including Marca, the leading Spanish sports newspaper. We hold a 50% stake in The Economist, an international weekly current affairs and business magazine. We hold 60% of Interactive Data Corporation, a publicly quoted supplier of electronic database services to US and UK securities professionals. We hold a 34% ownership interest in MarketWatch.com, a publicly quoted company whose web properties, CBS.MarketWatch.com and bigcharts.com, are among the most popular destinations for financial and market news on the web.

        The Financial Times is a leading international daily business newspaper. Its average daily circulation of 501,000 copies in December 2001, as reported by the Audit Bureau of Circulation gives the Financial Times the second largest circulation of any English language business daily in the world. The Financial Times derived approximately three-quarters of its revenue in 2001 from advertising and approximately one-quarter from circulation. The geographic distribution of the Financial Times average daily circulation was:

United Kingdom/Republic of Ireland	36%
Continental Europe, Africa and Middle East	30%
Americas	28%
Asia	6%

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

	January 2001	January 2002
Users(1)	1,980,000	2,700,000
Page views	42,000,000	55,000,000

(1)
Users refers to the number of unique visitors to the site during the specified period.

  European Business Newspapers & Online Services

        Our pan-European network of national business newspapers and online services includes France's leading business newspaper, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansión and Expansiondirecto.com. In February 2000, we launched in partnership with Gruner + Jahr a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service. By the end of 2001, the newspaper had an audited average daily circulation of 78,000 copies.

  Securities and Specialist Financial Information

        Through our controlling interest in Interactive Data Corporation, we are one of the world's leading global providers of financial and business information to institutional and individual investors. Interactive Data Corporation supplies time-sensitive pricing, dividend, corporate action and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value unlisted fixed income instruments. At the core of the business are its extensive database expertise and technology resources. Its products include eSignal, an online real-time quotation service for brokers and active traders.

  Business Information

        FT Business produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

        In February 2002, we announced that we had appointed Lazard Brothers to explore strategic alternatives, including sale, for FT Business after we had received a number of unsolicited approaches to buy the business.

  Private Investor Information

        We own a 34% interest in MarketWatch.com, whose web properties, bigcharts.com and CBSMarketWatch.com, are among the internet's most popular destinations for financial market news. FTInvestor, a service on FT.com, is based on CBS Marketwatch's technology platform, and offers a similar service for European investors.

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

        A 50% interest in Business Day and Financial Mail, publishers of South Africa's leading financial newspaper and magazine.

  Recoletos

        We own a 79% stake in Recoletos, a Spanish media group that we built with its Spanish founding shareholders over several years. Recoletos' publishing businesses in Spain and Portugal include Marca, a leading sports newspaper for the region with an average daily circulation of 372,000 in 2001, Expansión, a daily business newspaper, Actualidad Economica, a weekly business magazine, and Telva, a monthly women's magazine. It is also developing its internet activities as it seeks to extend the reach of its print-based products.

The Penguin Group

        Penguin is one of the premier English language publishers in the world. We publish an extensive range of titles, including some of the very best new fiction and non-fiction, literary prize winners and commercial blockbusters. Our titles range from history and science to essential reference. We are also one of the pre-eminent classics publishers and own some of the most highly prized and enduring brands in children's publishing, featuring popular characters such as Spot, Peter Rabbit and Madeline, as well as the books of Roald Dahl. We rank in the top three consumer publishers based upon sales, in all major English speaking markets—the United States, the United Kingdom, Australia, New Zealand, Canada, India and South Africa.

        In 2001, Penguin's US business placed 139 titles on The New York Times bestseller list, an increase of 30% from 2000. In the United Kingdom, 41 Penguin titles featured on the Booktrack top fifteen bestseller list. The process of integrating DK's operations with the rest of the business was completed, and DK's new frontlist titles began to show strong signs of success. Animal, the first of a new range of illustrated reference books, sold 500,000 copies in 23 countries after its launch in October 2001. In 2001, Penguin had sales of £820 million representing 19% of Pearson's total Group's sales (19% in 2000).

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

        The Penguin Group's gateway internet site, Penguin.com, provides access to its focused websites in the United States, Canada, United Kingdom and Australia. Websites have also been developed to target certain niche audiences. For example, Penguinclassics.com has an entire online world for the classics, with anthologies, original essays, interviews and discussions and links to other classics sites. In addition, we have developed the award-winning PeterRabbit.com, and we are extending rapidly our range of author websites, live webcasts and subject-specific sites, such as one for readers of romance novels. The Penguin Group aims to use the internet to increase the commercial efficiency of its existing publishing operations and to exploit its popular brands and unique content, and to continue to convert its library into digital formats suitable for e-book delivery, printing on demand and other forms of distribution.

        In 2001 Penguin completed the process of integrating Dorling Kindersley, or DK. Designed to make complicated subjects simple, DK has built a unique and attractive graphic style which is now recognized around the world. Aiming to be a complete "cradle to grave" publisher that families can grow up with, we produce books for children of all ages and books for adults covering a huge variety of subjects including childcare, health, gardening, food and wine, travel, business and sports. Not only does our "lexigraphic" design approach make our books easily translatable across cultures, but it has also formed the basis of our library of 2.5 million wholly-owned digital images which have many applications—in print or online.

Competition

        All of Pearson's businesses operate in highly competitive environments.

        Pearson Education competes with other publishers and creators of educational materials and services. These companies include large international companies, such as McGraw-Hill, Reed Elsevier

(after its acquisition of Harcourt's school business), Vivendi (after its acquisition of Houghton Mifflin)and Thomson. Competition is based on the ability to deliver quality products that address the specified curriculum needs and appeal to the school boards, educators and government officials making purchasing decisions, at competitive prices.

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

Government Regulation

        The manufacture of certain of our products in various markets is subject to governmental regulation relating to the discharge of materials into the environment. Our operations are also subject to the risks and uncertainties attendant to doing business in numerous countries. Some of the countries in which we conduct these operations maintain controls on the repatriation of earnings and capital and restrict the means available to us for hedging potential currency fluctuation risks. The operations that are affected by these controls, however, are not material to us. Accordingly, these controls have not significantly affected our international operations. Regulatory authorities may have enforcement powers that could have an impact on us. We believe, however, that we have taken and continue to take measures to comply with all applicable laws and governmental regulations in the jurisdictions where we operate so that the risk of these sanctions does not represent a material threat to us.

Licenses, Patents and Contracts

        We are not dependant upon any particular licenses, patents or new manufacturing processes that are material to our business or profitability. Likewise, we are not materially dependant upon any contracts with suppliers or customers, including contracts of an industrial, commercial or financial nature.

Developments in 2001—Disposition of RTL Group ("RTL")

        On December 24, 2001 we announced that we had agreed to sell our 22% holding in RTL to Bertelsmann. The transaction was completed on January 30, 2002, valuing our 34 million shares at E44 per share. The resulting proceeds of E1.5 billion were used to pay down floating rate debt. We originally acquired our 22% interest in RTL when RTL was formed on July 25, 2000 through the combination of Pearson Television and CLT-UFA.

        The sale of our holding in RTL has had a positive impact on the quality of Pearson's cashflow, liquidity and financial flexibility. Cashflow from the 22% interest in RTL was based on a dividend stream, itself highly taxed, and came to less than £10 million in 2001. Given the vulnerability of RTL's business model to the economic cycle, our management believed that there was a risk that cashflow in 2002 would be no better, or perhaps worse.

        After paying down some of our floating rate debt, our average level of indebtedness fell from $2.5 billion to $1.8 billion. The increased level of interest cover that results from reduced interest payments and reduced levels of investment in the internet prompted one of the two rating agencies to move Pearson to BBB+ stable outlook from negative outlook.

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

Name	Country of Incorporation/Residence	Percentage Interest/Voting Power
Pearson Education Inc	United States	100%
PN Holdings Inc	United States	100%
FT Limited	England and Wales	100%
Les Echos SA	France	100%
Interactive Data Corp Inc	United States	60%
Exshare Financial Ltd	England and Wales	60%
Data Broadcasting Inc	United States	60%
Financial Times Business Ltd	England and Wales	100%
Penguin Putman Inc	United States	100%
Penguin Books Ltd	England and Wales	100%
Recoletos Compania Editorial SA	Spain	79%
Pearson AG	Switzerland	100%
Pearson Inc	United States	100%
Pearson Longman Inc	United States	100%
Pearson Overseas Holdings Ltd	England and Wales	100%
Pearson Capital Company LLC	United States	100%
Pearson Finance Partnership (Bermuda)	Bermuda	100%
Spinmerit Ltd	England and Wales	100%
Testchange Ltd	England and Wales	100%

Property, Plant and Equipment

        Our headquarters is located at leasehold premises in London, England. We own or lease approximately 280 properties in 24 countries worldwide, the majority of which are located in the United Kingdom and the United States.

        All of the properties owned and leased by us are suitable for their respective purposes and are in good operating condition.

        We own the following principal properties:

General Use of Property	Location	Area in Square Feet
Warehouse	Pittstown, Pennsylvania, USA	510,000
Warehouse	Kirkwood, New York, USA	409,000
Offices	Iowa City, Iowa, USA	310,000
Warehouse/Offices	Ringwood, Victoria, Australia	274,159
Offices	Old Tappan, New Jersey, USA	212,041
Offices	Reading, Massachusetts, USA	158,527
Offices	London, UK	152,986
Printing	Owatonna, Minnesota, USA	128,000
Offices	Mesa, Arizona, USA	96,000

        We lease the following principal properties:

General Use of Property	Location	Area in Square Feet
Warehouses/Offices	Lebanon, Indiana, USA	1,091,098
Warehouse	Indianapolis, Indiana, USA	737,850
Offices	Upper Saddle River, New Jersey, USA	474,801
Offices	Hudson St., New York, USA	302,000
Offices	London, UK	273,000
Warehouse/Offices	Harmondsworth, UK	250,658
Warehouse	Bitterswell, UK	210,000
Offices	Harlow, UK	98,000
Offices	Eden Prairie, Minnesota, USA	75,879
Offices	Madrid, Spain	72,839
Offices	Bedford, Massachusetts, USA	64,349

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

General Overview

Introduction

        In 2001, sales from continuing operations increased 15% from £3,689 million to £4,225 million and operating profit from continuing operations before goodwill amortization and exceptional items increased 3% from £414 million to £426 million. The 2001 figures include the first full-year contribution from DK and NCS. Losses from our internet enterprises declined by 30% to £137 million from £196 million. Profits from newspaper and television advertising-related operations suffered in the toughest advertising market for a decade.

        A £438 million loss before taxation in 2001 compares to a profit before taxation of £284 million in 2000. The decrease includes the effect of increased goodwill amortization charges of £143 million, write downs relating to acquisitions and equity investments, including our DK acquisition, which accounted for £50 million of these write downs, and losses of £123 million relating to businesses closed or sold in 2001. The sale of businesses in 2000 produced a profit of £254 million.

        The disposal of our 22% stake in the RTL Group, our television business, was announced on December 24, 2001 and the sale was completed on January 30, 2002 for E1.5 billion. Further information on this disposal is included in "Item 4. Information on the Company—Developments in 2001" on page 17. The results of the television business have been included in discontinued operations in these financial statements.

        With the sale of our stake in the television business, Pearson is now built around three complementary businesses, each of which we believe occupies a powerful, sustainable position in its market. The proceeds of the RTL Group sale will lead to a stronger balance sheet in 2002 which will also see the full benefit from the integration of NCS and DK into Pearson.

Sales information by operating division

        The following table shows sales information for each of the past three years by operating division:

	Year ended December 31
	2001	2000	1999
	£	£	£
	(in millions)
Pearson Education(1)	2,604	2,090	1,725
FT Group	801	844	687
The Penguin Group(1)	820	755	565

Continuing Operations	4,225	3,689	2,977
Discontinued operations(2)	—	185	355

Total	4,225	3,874	3,332

(1)
The Pearson Education operating division included sales of £592 million in 2001 and £146 million in 2000 in respect of NCS, and the Penguin Group operating division included sales of £146 million in 2001 and £125 million in 2000 in respect of DK. Both NCS and DK were acquired during 2000.

(2)
Discontinued operations relate to our withdrawal from the Television business following the disposal of our 22% interest in RTL completed on January 30, 2002. Prior to the contribution of Pearson Television to RTL in July 2000, Television was a separate operating division of Pearson. Following the contribution we began accounting for Television as an associate investment rather than as a wholly-owned operating division and thus we no longer consolidated the sales of Television.

Sales information by geographic market supplied

        The following table shows sales information for each of the past three years by geographic region:

	Year ended December 31
	2001	2000	1999
	£	£	£
	(in millions)
United Kingdom	433	449	388
Continental Europe	446	456	402
North America	2,975	2,448	1,932
Asia Pacific	241	230	181
Rest of World	130	106	74

Continuing operations	4,225	3,689	2,977
Discontinued operations	—	185	355

Total	4,225	3,874	3,332

Internet Enterprises

        We refer to our discrete internet operations as our internet enterprises. These are significant internet ventures within Pearson Education and the FT Group whose activities and results we are able to identify separately from their print-based counterparts. For a description of our internet enterprises, see "Item 4. Information on the Company—Operating Divisions—Pearson Education" and "—The FT Group." In 1999, we began reporting revenues, operating profit and earnings per equity share before and after internet enterprises, as well as before goodwill amortization and other items. As our internet enterprises are increasingly integrated with their related businesses, the identification of internet revenues and costs is becoming more difficult. For 2001 we are reporting on these measures on both a pre-internet and post-internet basis, but from 2002 we shall be reporting all figures after the inclusion of results from internet enterprises.

Exchange Rate Fluctuations

        We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar, and, to a lesser extent, the euro. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was $1.44 in 2001, $1.51 in 2000 and $1.61 in 1999. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for more information.

Critical Accounting Policies

        Our accounting policies are set out in Note 1 to the financial statements. These policies are stated in accordance with UK GAAP which differs in significant respects from US GAAP. The policies below are considered to be critical accounting policies due to the extent and nature of management's estimates involved. The potential impact on the results from changes to judgements applied and estimation techniques used could have a material effect on the financial statements and in particular our operating profit.

  Revenue recognition

        Revenue from the sale of books is recognized when the goods are shipped. A provision for sales returns is made so as to allocate these returns to the same period as the original sales are recorded. The returns provision is an estimate based on historical return rates. If these estimates do not reflect actual returns in future periods then revenues could be under or over stated for a particular period. Revenue from long term contracts, such as contracts to process qualifying tests for individual professions and government departments, is recognized over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract. Losses on contracts are recognized in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Changes in conditions may result in revisions to estimated costs and earnings during the course of the contract and are reflected in the accounting period in which the facts that require the revision became known.

  Pre-publication costs

        Pre-publication costs represent direct costs incurred in the development of titles prior to their publication. These costs are carried forward in stock where the title has a useful life in excess of one year. The costs are then amortized over estimated useful lives of five years or less, commencing upon publication of the title, with a higher proportion of the amortization taken in the earlier years to match the sales profile of the products. The assessment of useful life and the calculation of amortization involve a significant amount of estimation and management judgment. The overstatement of useful lives could result in amounts being carried forward in stock that would otherwise have been written off to the profit and loss account in an earlier period.

  Royalty advances

        Advances of royalties to authors are included within debtors when the advance is paid less any provision required to bring the amount down to its net realizable value. The royalty advance is expensed at the contracted royalty rate as the related revenues are earned. The realizable value of royalty advances held within debtors is regularly reviewed by reference to anticipated future sales of books or subsidiary publishing rights but still relies on a degree of management judgment in determining the profitability of individual author contracts. If the estimated realizable value of author contracts is over stated then this will have an adverse effect on operating profits.

  Amortization and impairment of Goodwill

        Capitalized goodwill is amortized over its estimated useful life, not exceeding 20 years. Estimated useful life is determined after taking into account such factors as the nature and age of the business and the stability of the industry in which the acquired business operates as well as typical life spans of the acquired products to which the goodwill attaches. Currently the estimated useful lives ascribed to goodwill range from 3 to 20 years. Goodwill relating to acquisitions in the more established book publishing businesses is typically written off over 20 years whilst goodwill relating to less established businesses, such as internet-related businesses that were more recently acquired, where there is no consistent record of profitability, are being written off over 3 years. The charge for goodwill amortization is a significant item in arriving at our operating profit in the financial statements and the estimation of useful life can therefore have a material effect on the results. The carrying value of goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable. Reviews are based upon our projections of anticipated future cash flows. The assumptions underlying these projections are consistent with management's operating budgets and plans for these businesses but it is recognized that even relatively small changes to assumptions could result in a materially different valuation.

UK GAAP and US GAAP

        We prepare our financial statements in accordance with UK GAAP, which differs in significant respects from US GAAP. Our loss for the financial year ended December 31, 2001 under UK GAAP was £391 million compared with a loss of £1,500 million under US GAAP for the same year. The profit for the financial year ended December 31, 2000 under UK GAAP was £179 million, compared with profit of £1,362 million under US GAAP for the same year. The profit for the financial year ended December 31, 1999 under UK GAAP was £294 million compared with profit of £198 million under US GAAP for the same year.

        Equity shareholders' funds at December 31, 2001 under UK GAAP were £3,588 million compared with £4,155 million under US GAAP. Equity shareholders' funds at December 31, 2000 under UK GAAP were £4,044 million compared with £6,018 million under US GAAP. Equity shareholders' funds at December 31, 1999 under UK GAAP were £1,321 million compared with £2,615 million under US GAAP.

        The main differences between UK GAAP and US GAAP relate to goodwill and intangible assets, deferred taxation, acquisition and disposal adjustments, derivatives, pensions and stock based compensation, and are discussed in further detail under "—Accounting Principles."

Results of Operations

Year ended December 31, 2001 compared to year ended December 31, 2000

  Consolidated Results of Operations

  Sales

        Our total sales increased by £351 million to £4,225 million in 2001, from £3,874 million in 2000. Sales from continuing operations increased by £536 million, or 15%, when sales from the television business of £185 million in 2000 are excluded. The Television division has been accounted for as an associate since the contribution of Pearson Television to RTL in July 2000 and sales have therefore not been consolidated subsequent to that date. The increase is due mainly to the inclusion of a full year contribution from NCS Pearson in 2001 and underlying growth from the Pearson Education and Penguin businesses. The increase has been partly offset by a decline in revenues from the FT Group principally due to a fall in advertising revenues. Sales benefitted from the weakening of sterling against the US dollar. We estimate that had the 2000 average rates prevailed in 2001, sales would have been lower by £79 million.

        Pearson Education, our largest business sector, accounted for 62% of our sales from continuing operations in 2001, compared to 57% in 2000. North America continued to be the most significant source of our sales, accounting for 70% of our sales from continuing operations in 2001, compared to 66% in 2000.

  Cost of Sales and Net Operating Expenses

        The following table summarizes our cost of sales and net operating expenses:

	Year ended December 31
	2001			2000
	results of operations	goodwill amortization and impairment and other items	total	results of operations	goodwill amortization and impairment and other items	total
	£	£	£	£	£	£
	(in millions)
Cost of sales(1)	(1,902)	—	(1,902)	(1,633)	(8)	(1,641)

Distribution costs	(200)	—	(200)	(180)	—	(180)
Administration and other expenses	(1,745)	(431)	(2,176)	(1,693)	(220)	(1,913)
Other operating income	66	—	66	82	—	82

Net operating expenses(2)	(1,879)	(431)	(2,310)	(1,791)	(220)	(2,011)

(1)
Cost of sales in 2000 includes £114 million attributable to discontinued businesses

(2)
Net operating expenses in 2000 includes £43 million attributable to discontinued businesses

        Cost of Sales.    Cost of sales consists of costs for raw materials, primarily paper, production costs and royalty charges. Our cost of sales increased by £261 million, or 16%, to £1,902 million in 2001, from £1,641 million in 2000. The increase was mainly a reflection of the increase in sales over the period, although there was a deterioration in overall gross margins as cost of sales as a percentage of sales increased to 45% in 2001 from 41% from continuing operations in 2000. Gross margins were slightly lower in 2001 at Education, FT Group and Penguin with the overall gross margin also being affected by the mix of sales. FT Group, with the highest margins, contributed a lower percentage of total sales in 2001 than in 2000. In 2000, cost of sales included an exceptional charge of £8 million in respect of the costs of the integration of DK. Excluding this charge, the decline in gross margins would have been slightly higher.

        Distribution Costs.    Distribution costs consist primarily of shipping costs, postage and packing. Our distribution costs increased by £20 million, or 11%, to £200 million in 2001, from £180 million in 2000 in line with the growth in sales. Distribution costs remained at 5% of sales in both 2001 and 2000.

        Administration and Other Expenses.    Our administration and other expenses increased by £263 million, or 14%, to £2,176 million in 2001, from £1,913 million in 2000. Administration and other expenses as a percentage of sales increased to 52% in 2001, from 49% in 2000. Administration and other expenses in 2001 included an exceptional charge of £74 million in respect of the costs of the integration of DK and NCS, goodwill amortization of £299 million and a charge for goodwill impairment of £58 million. In 2000, administration and other expenses included an exceptional charge of £32 million in respect of the integration of DK, NCS and the businesses acquired from Simon & Schuster and goodwill amortization of £188 million. Goodwill amortization, impairment and integration costs are described further in the following paragraphs. Excluding the exceptional charges and goodwill amortization in 2001 and 2000, administration and other expenses remained relatively consistent at 44% of sales in 2001 compared to 46% in 2000.

        Goodwill Amortization.    Goodwill amortization, including goodwill amortization relating to associates (£83 million in 2001; £51 million in 2000), increased by £143 million to £382 million in 2001, from £239 million in 2000. The main reason for the increase over last year is that we incurred full year amortization charges in respect of NCS and DK for the first time in 2001. There were also full year charges following the Interactive Data Corporation, Family Education Network and RTL Group transactions in 2000. Goodwill is amortized over its estimated useful life, not exceeding 20 years, and thus this charge is expected to continue for the foreseeable future.

        Goodwill Impairment.    A charge of £61 million was incurred in 2001 in respect of impairments following a review of the recoverability of the carrying value of goodwill. DK accounted for £50 million of this charge. DK was purchased in May 2000 for a price of £318 million plus embedded net debt of £49 million. Although DK adds value to both Penguin and our education businesses, the integration has taken longer to achieve than we initially anticipated and we have also reduced the revenue base by eliminating unprofitable publishing. Taken together with a difficult economic environment, which has affected DK's travel guides in particular, we have written down the value of DK on the basis of revised cash flow forecasts. A further £11 million of goodwill impairments was taken in various other businesses, the largest of which was a Latin American subsidiary. There were no goodwill impairments recorded in 2000.

        Integration Costs.    Integration costs included within administration and other expenses are primarily the costs for consolidation of property and systems and redundancy programs relating to significant recent acquisitions. In 2001 the total integration cost was £74 million of which £45 million related to DK and £29 million to NCS. In 2000 these costs totaled £32 million of which £19 million related to DK, £4 million to NCS and £9 million to the businesses acquired from Simon & Schuster.

        Other Operating Income.    Other operating income decreased to £66 million in 2001 from £82 million in 2000 due primarily to reduced rights and royalty income at Television as a result of it being accounted for as an associate investment subsequent to the completion of the RTL transaction in July 2000.

  Operating (Loss)/Profit

        The total operating loss in 2001 of £54 million compares to a profit of £211 million in 2000. This decrease was due to full year goodwill amortization charges in respect of NCS and DK, the DK goodwill impairment and NCS and DK integration costs. However, our operating profit from continuing operations before goodwill amortization and other items increased by £12 million, or 3%, to £426 million in 2001, from £414 million in 2000. This increase was primarily due to reduced internet losses at Pearson Education and the FT Group and a full year profit contribution from NCS. Offsetting these rises was a decline in profit from the FT Group primarily due to reduced advertising revenue. Operating profit benefitted from the weakening of sterling against the US dollar. We estimate that had the 2000 average rates prevailed in 2001, operating losses would have been £16 million greater.

        Operating profit before internet enterprises, goodwill amortization and other items attributable to Pearson Education increased by £31 million, or 10%, to £351 million in 2001, from £320 million in 2000, primarily due to the full year contribution from NCS of £63 million in 2001 compared to operating profit of £15 million contributed in 2000 for the period from September 2000.

        Operating profit before internet enterprises, goodwill amortization and other items attributable to the FT Group decreased by £79 million, or 37%, to £132 million in 2001, from £211 million in 2000. The decline was largely due to a fall in advertising-related profits following tough conditions in the advertising market and was partially offset by the strong performance of Interactive Data Corporation business.

        Operating profit before internet enterprises, goodwill amortization and other items attributable to the Penguin Group increased by £1 million, or 1%, to £80 million in 2001, from £79 million in 2000. Operating profits in 2001 included a loss of £7 million for DK compared to a break-even position for the seven months of ownership in 2000.

        Our trading margin, which measures the ratio of our trading profit, which is operating profit excluding income from investments, joint ventures and associates and losses from internet enterprises, to our sales, decreased to 13.6% in 2001, from 16.5% in 2000. This was primarily due to a decline in sales at the FT Group where margins have typically been higher than the overall Group margin.

        In 2001, as it became clear that sales would fall short of expectations, we took action to reduce first our variable costs, such as marketing and investment in new projects, and then our infrastructure costs, including our salary bill. This inevitably meant a reduction in numbers of people employed although we achieved this wherever possible without recourse to compulsory redundancy programs. These cost initiatives mitigated the impact on trading margin of the shortfall in sales, although margins still came under pressure.

  Non-operating Items

        Losses before taxation on the sale of fixed assets, investments, businesses and associates was £123 million in 2001 compared to profits of £254 million in 2000. In 2001, the most significant items were £36 million for our share of the loss on sale of the Journal of Commerce by the Economist Group, a loss on the sale of iForum, an internet-based trading company of £27 million, £17 million for our share of the net loss on disposals by the RTL Group and the disposal or closure of various smaller businesses totaling £43 million. In 2001 we also sold FT Energy and received net cash proceeds of £43 million, although there was no significant profit and loss impact as the proceeds were equivalent to the carrying value of the business sold. In 2000, the most significant items were a profit of £231 million on the sale of our interest in the Lazard banking houses, a profit of £86 million on the sale of 20% of our interest in Recoletos and a loss of £63 million on the sale of a number of small businesses.

  Amounts Written Off Investments

        In 2001 we wrote off £92 million of our fixed asset investments. There were no such write-offs in 2000. The 2001 charge followed a thorough review of our fixed asset investments, principally in the internet and new media arenas as a result of general economic conditions and stock market declines. We provided £55 million against these investments reflecting the higher of net realizable value and value in use. The biggest items were £17 million for Business.com and £10 million for TimeCruiser. We also reviewed the carrying value of Pearson shares held to secure employee share option plans created at the time of more buoyant stock markets. Following a decline in our share price, we determined that the most appropriate course of action was to write down our investment in own shares to the market price on December 31, 2001 resulting in a charge of £37 million.

  Net Finance Costs

        Net finance costs consist primarily of our net interest expense related to our borrowings. Our total net interest payable increased by £12 million, or 8%, to £169 million in 2001, from £157 million in 2000. Our average net debt increased by £375 million from £2,264 million in 2000 to £2,639 million in 2001, while our year end indebtedness increased to £2,379 million in 2001 compared to £2,301 million in 2000. The increase in average net borrowing more than offset the effect of a decrease in our net interest rates during 2001. The weighted average three month LIBOR rate, reflecting our borrowings in US dollars, euro and sterling, fell by 230 basis points, or 2.3%. This decrease was offset by our existing portfolio of interest rate swaps, which converted over half of our variable rate commercial paper and bank debt to a fixed rate basis. As a result, our net interest rate payable averaged approximately 6.4% in 2001, falling only 0.5% from 2000. For a more detailed discussion of our borrowings and interest expenses see "—Liquidity and Capital Resources—Capital Resources" and "—Borrowing" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

        Other net finance costs in 2000 included a charge of £16 million in respect of the acceleration of the amortization of an arrangement fee relating to a borrowing facility which was redeemed early and a charge of £8 million in respect of a premium which was paid relating to a forward currency option in connection with the acquisition of NCS. There were no similar items in 2001.

  Taxation

        The overall taxation benefit was £67 million in 2001, compared to a charge of £106 million in 2000. In 2001 the Group recorded a total pre-tax loss of £438 million and the tax benefit of £67 million represents an effective rate of 15%. This compares to an effective rate of 37% in 2000. In both 2001 and 2000 only limited taxation relief was available on goodwill amortization and only limited taxation relief was recognized on integration costs and losses from internet enterprises. In 2001, taken together, these items were more significant than they had been in 2000 and there was little or no tax relief available on goodwill impairments and amounts written off investments. The overall taxation on the sale of fixed assets, investments, businesses and associates was a £148 million benefit in 2001 compared to a charge of £48 million in 2000. Included in the tax benefit in 2001 was £143 million attributable to settlement during the year of the tax position on the BSkyB and Tussauds disposals which occurred in 1995 and 1998 respectively. The settlement resulted in the reversal of previously established reserves. The most significant item in 2000 was a profit of £231 million on the sale of our interest in the Lazard banking houses which yielded a relatively low effective taxation rate.

        The effective taxation rate on adjusted earnings, as defined below under "—Earnings Per Ordinary Share", increased from 23% to 24% before internet enterprises and from 26% to 31% after internet enterprises. The increase was mainly attributable to the increase in the overall tax on profits (including those of associates) arising outside the United Kingdom and United States. As in previous years, the main reason for the tax rate on adjusted earnings being lower than might be expected from the UK and US statutory rates, is the continued availability of losses in the US consolidated tax group.

  Minority Interests

        Minority interests consist of the public's 21% interest in Recoletos following its initial public offering in September 2000, and the public's 40% interest in Interactive Data Corporation following the combination of our FT Interactive Data business with Interactive Data Corporation in February 2000.

  Loss for the Financial Year

        The loss for the financial year after taxation and equity minority interests in 2001 was £391 million compared to a profit in 2000 of £179 million. The decrease of £570 million was in spite of an increase in operating profit from continuing operations before goodwill and integration costs of £12 million. The difference is primarily due to the increase in goodwill amortization in respect of our acquisitions of NCS and DK, the charge for goodwill impairment relating to DK and amounts written off investments and losses on the sale of fixed assets, investments, businesses and associates in 2001 compared to profits in 2000.

  Loss Per Ordinary Share

        The loss per ordinary share, which reflect the loss divided by the weighted average number of shares in issue, was 49.2 pence in 2001 compared to earnings per share of 24.6 pence in 2000 based on a weighted average number of shares in issue of 795.4 million in 2001 and 727.7 million in 2000. This decrease in earnings per ordinary share was primarily due to the increase in goodwill amortization in respect of our acquisitions of NCS and DK, the charge for goodwill impairment relating to DK and amounts written off investments and losses on the sale of fixed assets, investments, businesses and associates in 2001 compared to profits on disposal in 2000 partially offset by the effect of the increase in the weighted average number of shares.

        Adjusted earnings per ordinary share decreased to 22.5 pence in 2001 from 31.9 pence in 2000. Adjusted earnings exclude the profits or losses on the sale of fixed assets and investments, businesses and associates, integration costs and goodwill amortization and impairment. Also excluded in 2000 were the accelerated amortization of a financing arrangement fee following the early redemption of a borrowing facility and the premium paid in respect of a forward currency option in connection with the acquisition of NCS.

        Adjusted earnings before internet enterprises per ordinary share decreased to 39.2 pence in 2001 from 54.6 pence in 2000. Adjusted earnings before internet enterprises excludes the above-mentioned items and also excludes the losses arising on internet enterprises.

        In 2001, as the Group made a loss for the financial year, the effect of share options is anti-dilutive and a diluted loss per share is therefore not shown. The diluted earnings per ordinary share was 24.0 pence in 2000. Earnings dilution included the tax benefit on the conversion of certain share options by employees and, after taking into account the effect of dilutive share options, the weighted average number of ordinary shares outstanding was 803.2 million in 2001 and 736.1 million in 2000.

  Exchange Rate Fluctuations

        The weakening of sterling against the US dollar on an average basis had a positive impact on reported sales and profits in 2001 compared to 2000. We estimate that if the 2000 average rates had prevailed in 2001, sales would have been lower by £79 million and operating profit would have been lower by £16 million. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for a discussion regarding our management of exchange rate risks.

  Operating Profit by Division

        The following table summarizes our operating profit by division:

	Operating profit before internet enterprises, goodwill amortization and other items				Operating profit after internet enterprises, goodwill amortization and other items
	Year ended December 31				Year ended December 31
	2001		2000		2001(2)		2000
	£	%	£	%	£	%	£	%
	(£ in millions)
Pearson Education	351	62	320	52	(23)	—	67	45
FT Group	132	24	211	35	2	—	45	30
The Penguin Group	80	14	79	13	(35)	—	38	25

Continuing Operations(1)	563	100	610	100	(56)	—	150	100

(1)
Discontinued operations contributed £37 million to operating profit before internet enterprises, goodwill amortization, impairment and other items in 2001 and £2 million after those items in 2001. The equivalent figures in 2000 were £76 million and £61 million.

(2)
Percentages not meaningful given the mixture of profits and losses.

  Pearson Education

        Pearson Education's sales before internet enterprises increased by £509 million, or 24%, to £2,596 million in 2001 from £2,087 million in 2000, principally due to the full year contribution from NCS of £592 million in 2001 compared to sales of £146 million contributed in 2000 for the period from acquisition in September 2000. Pearson Education's 2001 sales comprised 62% of our total sales, excluding internet enterprises. Internet enterprises contributed an additional £8 million to Pearson Education's sales in 2001, compared to £3 million for 2000.

        The US School business increased sales by £246 million, or 34%, to £978 million in 2001, from £732 million in 2000. This increase includes assessment and testing revenues from NCS for a full year but also includes increases at Scott Foresman, our elementary school publisher and Prentice Hall School, our secondary school publisher.

        The US College business increased sales by £50 million, or 10%, to £574 million in 2001, from £524 million in 2000. This increase in sales was primarily driven by online investment, with increased revenues generated through bundled textbook and internet programs.

        Sales in the US Professional business increased by £169 million, or 68%, to £417 million in 2001, from £248 million in 2000. This increase in sales was primarily due to the full year contribution from the NCS Pearson data management, government solutions and professional certification operations. Sales from our technology publishing business significantly decreased due to an industry-wide recession.

        The International business increased sales by £28 million, or 5%, to £568 million in 2001, from £540 million in 2000. Growth in our English language training business was offset by a fall in revenues from technology publishing. Our school and college publishing operations in Asia, Europe and South Africa all performed well. In Latin America, particularly in Argentina and Colombia, trading performance was significantly adversely affected by the economic downturn.

        Sales in FT Knowledge increased by £16 million, or 37%, to £59 million in 2001, from £43 million in 2000. This increase in sales was entirely due to the full year contribution from The Forum Corporation following its acquisition in June 2000.

        Pearson Education's operating profit before internet enterprises, goodwill amortization and impairment and other items increased by £31 million, or 10%, to £351 million in 2001, from £320 million in 2000. This increase was due to to the full year contribution from NCS of £63 million in 2001 compared to operating profit of £15 million contributed in 2000 for the period from acquisition in September 2000. As a percentage of sales, Pearson Education's operating profit before internet enterprises, goodwill amortization and impairment and other items decreased to 13.5% in 2001, from 15.3% in 2000. This was due in part to actions we took to write off bad debt and tighten our credit terms in Latin America, as economic conditions in the region worsened. It also reflects the fact that the margins made by NCS Pearson operations were lower than those made by the publishing operations: this is due in part to the investment made during the year in developing a range of new software products.

        Operating profit after internet enterprises, goodwill amortization and impairment and other items decreased by £90 million to a loss of £23 million in 2001, from a £67 million profit in 2000. This decrease was primarily attributable to an increase in goodwill amortization. For a description of our internet enterprises, see "—Internet Enterprises".

  FT Group

        Sales in the FT Group before internet enterprises decreased by £52 million, or 6%, to £750 million in 2001, from £802 million in 2000. The decline in sales at the newspaper businesses was principally due to lower advertising revenue. This was partly offset by growth at Interactive Data Corporation where sales were up by £23 million or 12% on 2000 mainly due to increased subscription revenue from asset pricing services. Internet enterprises contributed an additional £51 million to the FT Group's sales in 2001, an increase of £9 million from £42 million of sales in 2000.

        The FT Group's operating profit before internet enterprises, goodwill amortization and other items, decreased by £79 million, or 37%, to £132 million in 2001, from £211 million in 2000, primarily due to the decrease in advertising revenue following very tough conditions in that market. There were decreases in operating profit at all the FT Group's businesses except Interactive Data Corporation where profits increased by 14%. As a percentage of sales, operating profit before internet enterprises, goodwill amortization and impairment and other items decreased to 17.6% in 2001 from 26.3% in 2000.

        Operating profit after internet enterprises, goodwill amortization and impairment and other items decreased by £43 million, or 96%, to £2 million in 2001 from £45 million in 2000 mainly due to the decrease in operating profit but partially offset by reduced internet losses. As a percentage of sales, operating profit after internet enterprises, goodwill amortization and other items decreased to less than 1% in 2001 from 5.3% in 2000. For a description of our internet enterprises, see "—Internet Enterprises".

        Operating profit before internet enterprises, goodwill amortization and impairment and other items at the Financial Times newspaper decreased by £50 million, or 62%, to £31 million in 2001, from £81 million in 2000. The average daily circulation for the newspaper in December 2001 was 3% higher than the equivalent period in 2000 but the decrease in operating profit was due to the sharp decline in advertising revenues in the later part of 2001. Advertising volumes were down 29% and advertising revenues down by 20%. The effect of the downturn in advertising revenues was only partly offset by a series of measures to cut overhead costs.

        Operating profit before internet enterprises, goodwill amortization and impairment and other items at Interactive Data Corporation increased by £8 million, or 14%, to £67 million in 2001, from £59 million in 2000. The institutional business, which provides asset pricing services to major financial institutions on a subscription basis, accounts for 90% of Interactive Data Corporation revenues and continued to increase sales and profits in 2001.

        Operating profit before internet enterprises, goodwill amortization and impairment and other items at Les Echos Group decreased by £13 million, or 45%, to £16 million in 2001, from £29 million in 2000. This decrease in operating profit was attributable to the decline in advertising revenues as circulation revenues remained consistent in 2001 with 2000.

        Operating profit before internet enterprises, goodwill amortization and impairment and other items at Recoletos decreased by £15 million, or 39%, to £23 million in 2001, from £38 million in 2000. Revenues in 2001 were consistent with 2000 with a decline in advertising revenue being offset by cover price increases and higher circulation revenues. The decrease in operating profit was primarily due to investment by the group in new media channels and new markets in the Spanish-speaking world.

        Operating losses from joint ventures and associates within the FT Group increased by £5 million to an overall loss of £10 million in 2001, from a loss of £5 million in 2000. This decrease in operating profit was primarily due to a reduced contribution from the Economist Group and further losses at Financial Times Deutschland.

  The Penguin Group

        Sales at the Penguin Group increased by £65 million, or 9%, to £820 million in 2001, from £755 million in 2000. This increase in sales was partly attributable to the first full year of sales from DK following its acquisition in May 2000. DK sales in 2001 were £146 million compared to £125 million in 2000. Additional sales in 2001 also came from a strong bestseller performance partially offset by a decline in travel books and backlist sales.

        The Penguin Group's operating profit before internet enterprises, goodwill amortization and impairment and other items increased by £1 million, or 1%, to £80 million in 2001, from £79 million in 2000. This increase in operating profit was primarily due to the increase in sales but was offset by losses at DK of £7 million compared to a break-even position for the 7 months of ownership in 2000. Excluding DK, as a percentage of sales, operating profit before internet enterprises, goodwill amortization and impairment and other items remained roughly consistent in 2001 at 12.9% compared to 12.5% in 2000.

        After internet enterprises, goodwill amortization and impairment and other items, the operating loss for 2001 was £35 million compared to a profit in 2000 of £38 million, due to an increase in goodwill amortization of £6 million, the charge for goodwill impairment of £50 million and an increase in integration costs of £18 million all associated with DK.

        Neither sales nor operating profit at the Penguin Group were affected by our internet enterprises in 2001 or 2000.

  Internet Enterprises

        Sales in our internet enterprises increased by £14 million, to £59 million in 2001, from £45 million in 2000. Of the £59 million of sales in 2001, £51 million were in the FT Group and £8 million were in Pearson Education. Internet enterprises sales consist primarily of advertising revenue and expenses consist primarily of marketing costs and salaries. Operating losses in our internet enterprises decreased by £59 million, to £137 million in 2001, from £196 million in 2000. Of the £137 million loss in 2001, £60 million was incurred by the internet enterprises of the FT Group compared to £113 million in 2000, and £77 million was incurred by the internet enterprises of Pearson Education compared to £83 million in 2000. Losses were lower in our internet enterprises as start up costs in 2000 were reduced during 2001 as these enterprises became more fully integrated with their respective businesses. As a result of this increased integration, the identification of internet revenues and costs is becoming more difficult. For 2002 we will be reporting all our results by division after the inclusion of results from internet enterprises.

  Discontinued Operations

        On December 24, 2001 we announced our disposal of our 22% stake in RTL. The sale was completed on January 30, 2002 for cash proceeds of E1.5 billion and the results of the Television business have now been shown in discontinued operations. There were no sales for the Television business in 2001 as RTL is included in our results as an associate, rather than a subsidiary. Sales of RTL are not consolidated, rather, only our share of profit before interest, net interest and taxation is reflected in our financial results. In 2000, sales were £185 million due to the contribution from Pearson Television prior to the combination of that business with CLT-UFA to form RTL in July 2000. For more information on this combination, please refer to "Item 4. Information on the Company—Developments in 2001". Television's operating profit before internet enterprises, goodwill amortization and impairment and other items was £37 million in 2001 and £68 million in 2000. The main reason for the decrease in operating profit was the decline in advertising related revenue and profits in 2001. Of the £68 million in operating profit at Television in 2000, £32 million was attributable to the operation of Television prior to the RTL transaction and £36 million was attributable to our share of the RTL operating profit since the RTL transaction. Operating profit after internet enterprises, goodwill amortization and impairment and other items was £2 million in 2001 and £53 million in 2000. The decrease in operating profit resulted from a full year of goodwill amortization related to the RTL transaction as well as the reduced contribution from advertising. Neither sales nor operating profit at Television were affected by our internet enterprises in 2001 or 2000.

        In March 2000, we completed the sale of our interests in the Lazard banking houses group of investment banks to Financière et Industrielle Gaz et Eaux S.A. for £396 million. In addition to this stated purchase price, we received a £40 million dividend. The Lazard banking houses provide corporate finance advice and, to a lesser extent, participate in fee-earning business activities, such as fund management and securities trading. In 2000, our interests in the Lazard banking houses produced an operating profit of £8 million.

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

        Goodwill Amortization and Other Items.    Goodwill amortization, including goodwill amortization relating to associates (£51 million in 2000; £1 million in 1999), increased by £108 million to £239 million in 2000, from £131 million in 1999, primarily due to goodwill resulting from the acquisitions of DK, Family Education Network and NCS in 2000, the acquisition of a controlling interest in Interactive Data Corporation in February 2000 and the RTL transaction in July 2000. Goodwill is amortized over its estimated useful life, not exceeding 20 years, and thus this charge is expected to continue for the foreseeable future. Other items decreased by £60 million, or 60%, to £40 million in 2000, from £100 million in 1999. During 2000, other items comprise a £27 million charge in respect of the integration of DK which was acquired in May 2000, a £4 million charge in respect of the integration of NCS which was acquired in September 2000 and a £9 million charge in respect of the integration of the businesses acquired from Simon & Schuster in November 1998. The charge in respect of the Simon & Schuster acquisition decreased by £86 million, or 91%, to £9 million in 2000, from £95 million in 1999. In addition, in 1999 other items included a £5 million charge in respect of Year 2000 compliance costs.

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

        Operating profit before internet enterprises, goodwill amortization and other items attributable to the FT Group increased by £61 million, or 41%, to £211 million in 2000, from £150 million in 1999, primarily due to increases in circulation and advertising at the Financial Times and Les Echos newspapers and increases at FT Interactive Data due to its combination with Interactive Data Corporation in February 2000.

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

  Net Finance Costs

        Net finance costs consist primarily of our net interest expenses related to borrowings. Our total net interest payable increased by £10 million, or 7%, to £157 million in 2000, from £147 million in 1999. Our average net debt remained largely constant from 1999 to 2000, while our year end indebtedness increased to £2,301 million in 2000 compared to £1,995 million in 1999. The increase in interest expense followed a general rise in interest rates during the year. The weighted three month LIBOR, reflecting our borrowings in US dollars, euro and sterling, rose by 110 basis points, or 1.1%. The effect of these rises was mitigated by our existing portfolio of interest rate swaps, which converted over half of our variable rate commercial paper and bank debt to a fixed rate basis. As a result, our net interest rate payable averaged approximately 6.9%, rising 0.5% from 1999. For a more detailed discussion of our borrowings and interest expenses see "—Liquidity and Capital Resources—Capital Resources" and "—Borrowing" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

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

        The taxation rate on adjusted earnings, as defined below under "—Earnings Per Ordinary Share", fell to 23% in 2000 from 25% in 1999. The difference of 7% between the 30% UK statutory taxation rate in 2000 and the 23% effective taxation rate on adjusted earnings in 2000 was primarily due to the availability of tax losses in the United States. The difference of 5.25% between the 30.25% UK statutory taxation rate in 1999 and the 25% effective taxation rate on adjusted earnings in 1999, was again primarily due to the availability of tax losses in the United States. The benefit of the US losses in 2000 was slightly offset by higher taxation rates in countries other than the United Kingdom and the United States and by the acquisition of a controlling interest in Interactive Data Corporation in 2000, whose profits are not covered by our tax losses.

  Minority Interests

        Minority interests consist of the public's 21% interest in Recoletos following its initial public offering in September 2000, and the public's 40% interest in Interactive Data Corporation following the combination of our FT Interactive Data business with Interactive Data Corporation in February 2000. Minority interests were not significant in 1999.

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

  Operating Profit by Division

        The following table summarizes our operating profit by division:

	Operating profit before internet enterprises, goodwill amortization and other items				Operating profit after internet enterprises, goodwill amortization and other items
	Year ended December 31				Year ended December 31
	2000		1999		2000		1999
	£	%	£	%	£	%	£	%
	(in millions)
Pearson Education	320	47	257	44	67	32	36	12
FT Group	211	31	150	25	45	21	103	32
The Penguin Group	79	11	65	11	38	18	64	20

Continuing Operations	610	89	472	80	150	71	203	64
Discontinued Operations	76	11	116	20	61	29	115	36

Total	686	100	588	100	211	100	318	100

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

        Pearson Education's sales before internet enterprises increased by £362 million, or 21%, to £2,087 million in 2000 from £1,725 million in 1999, principally due to increases in sales in US School, US Higher Education and Professional and International, together with the acquisition of NCS in September 2000 contributed sales of £146 million. Pearson Education's 2000 sales comprised 55% of our total sales, excluding internet enterprises. Internet enterprises contributed an additional £3 million to Pearson Education's sales in 2000, compared to zero for 1999.

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

        The FT Group's operating profit before internet enterprises, goodwill amortization and other items, increased by £61 million, or 41%, to £211 million in 2000, from £150 million in 1999, primarily due to increased operating profit at the Financial Times and Les Echos newspapers, and increases at FT Interactive Data due to the inclusion of a full year's results of the Thompson Financial Securities business, which was acquired in July 1999, and FT Interactive Data's combination with Interactive Data Corporation in February 2000. As a percentage of sales, operating profit before internet enterprises, goodwill amortization and other items increased to 26.3% in 2000 from 22.1% in 1999.

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

        Operating profit before internet enterprises, goodwill amortization and other items at FT Interactive Data increased by £28 million, or 90%, to £59 million in 2000, from £31 million in 1999. This increase in operating profit was primarily due to the inclusion of a full year's results of the Thompson Financial Securities business, which was acquired in July 1999, and the combination of FT Interactive Data with Interactive Data Corporation in February 2000.

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

  Discontinued Operations

        On December 24, 2001 we announced our disposal of our 22% stake in the RTL Group. This sale was completed on January 30, 2002 for cash proceeds of E1.5 billion and the results of the Television business have now been shown in discontinued operations.

        Sales at Television decreased by £170 million, or 48%, to £185 million in 2000, from £355 million in 1999 due to the combination of Pearson Television with CLT-UFA to form RTL in July 2000. Following the completion of this transaction we accounted for our interest in the combined entity as an associate, rather than a subsidiary. Sales of RTL were not consolidated, rather, only our share of profit before interest, net interest and taxation is reflected in our financial results. Television's operating profit before internet enterprises, goodwill amortization and other items was £68 million in each of 2000 and 1999. Of the £68 million in operating profit at Television in 2000, £32 million was attributable to the operation of Television prior to the RTL transaction and £36 million was attributable to our share of the RTL operating profit since the RTL transaction. Operating profit after internet enterprises, goodwill amortization and other items was £53 million in 2000 and £67 million in 1999. The decrease in operating profit resulted from goodwill amortization related to the RTL transaction. Neither sales nor operating profit at Television were affected by our internet enterprises in 2000 or 1999.

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

Liquidity and Capital Resources

Cash flows and financing during 2001

        Net cash inflow from operating activities increased by £129 million, or 36%, to £490 million in 2001, from £361 million in 2000. The main reason for this increase was a decrease in cash required for working capital in 2001 with less cash being invested in inventory levels and a reduction in the level of receivables and a reduction in net cash used in our internet enterprises. The cash outflow from internet enterprises was £116 million in 2001 compared to £198 million in 2000 as the level of investment in these businesses has reduced.

        We generally made capital expenditures to replace or upgrade existing equipment, but our 2001 capital expenditures also included continued costs associated with a warehousing integration program at Pearson Education and the capital costs of consolidating various of our UK offices on one site at the Strand in London. Capital expenditures increased by £26 million, or 19%, to £165 million in 2001, from £139 million in 2000. The purchase of investments accounted for a cash outflow of £35 million in 2001, compared to £132 million in 2000. Of the cash outflow for investments, we paid £11 million for equity shares in Pearson plc compared to £71 million in 2000. These shares are being held to meet obligations under various executive and employee share plans.

        The acquisition of businesses accounted for a cash outflow of £128 million in 2001, compared to £2,276 million in 2000. The principal acquisitions in 2000 were the purchase of DK for £317 million and the purchase of NCS for £1,709 million. There were no sizeable acquisitions in 2001 and the largest cash outflow in 2001 was a £30 million payment of deferred consideration related to our acquisition of Forum in 1999. The sale of businesses contributed a net cash inflow of £41 million in 2001, compared to £158 million in 2000. Virtually all of the proceeds in 2001 relate to FT Energy whilst the primary source of cash inflow from the sale of businesses in 2000 was the disposal of 20% of Recoletos for £170 million. The sale of associates contributed a cash inflow of £1 million in 2001, compared to £392 million in 2000. The primary source of cash inflow from the sale of associates in 2000 was the disposal of the Lazard banking houses for £396 million (before expenses).

        The issue of equity share capital, in connection with the exercise of share options, accounted for a cash inflow of £20 million in 2001, compared to £1,959 million in 2000. The cash inflow in 2000 includes cash from the issue of equity share capital following the rights issue of equity shares to finance the NCS acquisition.

        Net interest paid decreased to £156 million in 2001, from £163 million in 2000, The 2000 cash outflow includes the one off payment in respect of a premium relating to a forward currency option in connection with the acquisition of NCS. Although the average level of debt rose in 2001 this was offset by decreases in interest rates.

Capital Resources

        We believe that available funds and the cash flows expected to be generated from operations will be adequate to satisfy our current and planned operations and needs for at least the next 12 months. Our ability to expand and grow our business in accordance with current plans, and to meet long-term capital requirements beyond this 12-month period will depend on many factors, including the rate, if any, at which our cash flow increases and the availability of public and private debt and equity financing, including our ability to secure bank lines of credit. We cannot be certain that additional financing, if required, will be available on terms favorable to us, if at all.

        At December 31, 2001, our net debt was £2,379 million compared to net debt of £2,301 million at December 31, 2000. Net debt is defined as all short-term, medium-term and long-term borrowing, less all cash and liquid resources. Liquid resources comprise short-term deposits of less than one year and investments that are readily realizable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to £2,772 million at December 31, 2001, compared to £2,817 million at December 31, 2000. At December 31, 2001, cash and liquid resources were £393 million, compared to £516 million at December 31, 2000. In April 2001, we issued E250 million of bonds due in 2003 and in June 2001 we issued $500 million of notes due in 2011.

        The following tables summarize the maturity of our borrowings and our obligations under non-cancelable operating leases.

	At December 31, 2001
	Total	Less than one year	One to two years	Two to five years	After five
	£	£	£	£	£
	(in millions)
Gross borrowings:
Bank loans, overdrafts and commercial paper	622	65	—	557	—
Variable rate loan notes	72	—	—	72	—
Bonds	2,078	100	154	656	1,168
Lease obligations	1,186	170	101	241	674

Total	3,958	335	255	1,526	1,842

Borrowings

        Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

        In July 2000, we negotiated a $2.5 billion credit facility with a group of international banks. The credit facility refinanced all existing committed bank debt. The credit facility is a term revolving credit facility which matures in July 2005. At December 31, 2001, approximately $1,700 million was available under this facility. This included allocations to refinance short-term borrowings not directly drawn under the facility. Since December 31, 2001, following the receipt of proceeds from the RTL disposal, the company has cancelled part of the credit facility and the facility is now $1,850 million. The credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:

        We must maintain the ratio of our profit before interest and tax to our net interest payable at no less than 3:1; and

        We must maintain the ratio of our net debt to our EBITDA, which we explain below, at no more than 4:1.

        The covenants provide for the exclusion from the ratio calculations of specified amounts of internet related expenditures. "EBITDA" refers to earnings before interest, taxes, depreciation and amortization. We are currently in compliance with these covenants.

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

Related Parties

        There were no significant or unusual related party transactions. Refer to note 31 of the financial statements.

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

        Prior to January 1, 1998, under UK GAAP, goodwill was written off to the profit and loss reserve in the year of acquisition. Under US GAAP, as well as UK GAAP from January 1, 1998, goodwill is recognized as an asset and amortization expense is recorded over useful lives ranging between 3 and 20 years. Under US GAAP, goodwill arising from acquisitions completed subsequent to 1 July 2001 is no longer amortized, however it is tested for impairment at the reporting unit level at least annually or more frequently when a triggering event occurs. Intangible assets under UK GAAP are recognized only when they may be disposed of without also disposing of the business to which they relate, and for that reason it is rare that intangible assets are separately identified and recorded apart from goodwill. Under US GAAP, there is no similar requirement with respect to intangible assets, and they should be recognized separately from goodwill when they are separately identifiable and measurable. Under US GAAP, intangible assets such as publishing rights, non-compete agreements, software, databases, patents and advertising relationships have been recognized and are being amortized over a range of useful lives between two and 16 years. The difference in goodwill and intangible assets also creates a difference in the gain or loss recognized on the disposal of a business due to amortization expense taken with respect to the goodwill and intangible assets, as UK GAAP requires that goodwill which had not been capitalized and amortized be removed from the profit and loss reserve upon disposal and factored into the gain or loss on disposal calculation.

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

        In February 2000 we combined our asset valuation business with Interactive Data Corporation, retaining a 60% share in the combined business. Under UK GAAP this was treated as one transaction, resulting in no net gain or loss, while under US GAAP it was treated as a disposal of the asset valuation business in exchange for an interest in Interactive Data Corporation. In July 2000 we combined our television business with CLT-UFA and retained a 22% shareholding in the combined business, RTL. Under UK GAAP this was treated as one transaction, resulting in no net gain or loss, while under US GAAP it was treated as a disposal of the Pearson Television business in exchange for an interest in RTL. This disposal gave rise to a gain under US GAAP of £1.3 billion in 2000 and a corresponding difference in capitalized goodwill compared to the goodwill recognized under UK GAAP. The disposal of our stake in RTL was announced on December 24, 2001 and the sale was completed on January 30, 2002 for E1.5 billion. Under UK GAAP the sale is expected to give rise to a small gain in 2002 and no entries have been booked in the 2001 financial statements relating to the disposal. Under US GAAP the sale will realize a loss of £985 million principally due to the higher value of goodwill capitalized in 2000. This loss has been recognized under US GAAP in 2001.

        Under UK GAAP, there are no specific criteria which must be fulfilled in order to record derivative contracts such as interest rate swaps, currency swaps and forward currency contracts as a hedging instrument. Accordingly, based upon our intention and stated policy with respect to entering into derivative transactions, they have been recorded as hedging instruments for UK GAAP. This means that unrealized gains and losses on these instruments are typically deferred and recognized when realized. We have adopted FAS 133, "Accounting for Derivative Instruments and Hedging Activities". Under US GAAP, our derivative contracts do not meet the prescriptive criteria for hedge accounting, and have been recorded at market value at each period end, with changes in their fair value being recorded in the profit and loss account.

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

        Under UK GAAP, no compensation costs associated with non-qualified stock option plans are recognized if the value of the option at the date of grant is equal to or greater than the market value on that date. Under US GAAP, we have adopted the fair value method of accounting for options. Compensation expense is determined based upon the fair value at the grant date, and has been estimated using the Black Scholes model. Compensation cost is recognized over the service life of the awards, which is normally equal to the vesting period. Compensation expense is also recognized under US GAAP with respect to UK qualified non-compensatory plans, such as the Save as You Earn option plan and the Worldwide Save for Shares plan, as these plans offer employees a discount of greater than 15% from market value at the date of grant.

        For a further explanation of the differences between UK GAAP and US GAAP see Note 35 to the consolidated financial statements.

Recent U.S. Accounting pronouncements

        In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. In the event that we acquire goodwill subsequent to June 30, 2001 it will not be amortized. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that goodwill and intangible assets, which have indefinite useful lives, will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives be amortized. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. We adopted SFAS No. 142 beginning January 1, 2002 and at that time stopped amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141. We are currently evaluating the financial impact of adopting these pronouncements. Goodwill amortization of £350 million, £219 million and £172 million was recorded in 2001, 2000 and 1999 respectively.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 eliminates the requirement for discontinued operations to be measured on a net realizable value basis and future operating losses to be recognized before they occur. Instead, it requires that assets held for sale be valued at the lower of carrying amount or fair value less costs to sell. SFAS 144 extends the reporting requirements for discontinued operations to certain components of an entity. Under the provisions of SFAS No. 144, spin-offs and exchanges of similar productive assets are required to be recorded at the lower of carrying value of fair value and such assets classified as held and used until they are disposed of. Any resultant impairment loss is required to be recognized when asset is disposed of. For assets that are grouped when an entity is developing estimates of future cash flows. SFAS No. 144 requires that the remaining useful life of the "primary asset" be used for the entire group. In addition SFAS No. 144 permits the use of a probability-weighted approach in developing estimates of future cash flows used to test for recoverability and in estimating fair value. We adopted SFAS No. 144 beginning in January 1, 2002 and are currently evaluating the impact of adopting this pronouncement.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143, which is effective for fiscal years beginning after June 15, 2002, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in SFAS No. 143, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. While we are not yet required to adopt SFAS No. 143, we believe the adoption will not have a material effect on our financial condition or results of operations.

        On May 1, 2002 the FASB issued SFAS No. 145, "Recession of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical corrections". Upon adoption and in accordance with this statement, we will no longer record gains and losses on debt extinguishments as extraordinary items. We will reclassify prior period gains and losses on debt extinguishments, originally recorded as extraordinary items, and future debt extinguishments, if any, as gains or losses in determining income from operations. We intend to adopt SFAS No. 145 for the 2003 financial year.

Recent UK Accounting pronouncements

        In November 2000 the Accounting Standards Board ("ASB") issued Financial Reporting Standard ("FRS") 17, Retirement Benefits. FRS 17 approaches pension cost accounting from a balance sheet perspective with the net surplus or deficit in our defined benefit pension schemes being recognised on the balance sheet. Annual changes in the surplus or deficit flow through the profit and loss account and the statement of recognised gains and losses. In 2001 we adopted the transitional requirements of FRS 17 and have disclosed the effect on the closing balance sheet in note 11 to our consolidated financial statements included in this Annual Report. At the end of 2002 we will disclose the effect on both the profit and loss account and balance sheet in a note to the financial statements. We will fully adopt FRS 17 for the 2003 financial year.

        In December 2000 the ASB issued FRS18 Accounting Policies. FRS 18 requires companies to consider the selection, application and disclosure of appropriate accounting policies. We adopted this standard in 2001 and have consequently carried out a review of all our accounting policies in line with the requirements of the standard. We believe that our policies are the most appropriate and have been consistently applied and our review did not give rise to any amendments that affected the 2001 results.

        In December 2000 the ASB issued FRS19 Deferred Tax. FRS 19 requires deferred tax to be recognised in respect of all timing differences except those which are permanent, which have originated but not reversed at the balance sheet date. It also requires companies to explain, by way of reconciliation, the differences between their effective current tax rates and the standard rate of current tax. Currently the tax benefit of US tax losses is accounted for as the tax losses are utilised. Under FRS 19 this benefit will no longer arise, and hence we expect our effective tax rate to increase. We will adopt FRS 19 in 2002.

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

        The following table sets forth information concerning each of our directors and members of senior management, as of May 14, 2002.

Name	Age	Position
Dennis Stevenson	56	Chairman
Marjorie Scardino	55	Chief Executive
David Bell	55	Director for People
John Makinson(1)	47	Finance Director
Rona Fairhead(1)(2)	40	Finance Director
Peter Jovanovich(2)	53	Chief Executive of Pearson Education and Director
Terry Burns	58	Non-executive Director
Patrick Cescau	53	Non-executive Director
Reuben Mark	63	Non-executive Director
Vernon Sankey	53	Non-executive Director
Rana Talwar	54	Non-executive Director
Stephen Hill	41	Chief Executive of the FT Group
David Wan(1)	47	Chief Executive of the Penguin Group

(1)
Effective June 1, 2002, John Makinson will replace David Wan as Chief Executive of the Penguin Group and Rona Fairhead will replace John Makinson as Finance Director.

(2)
Effective June 1, 2002, Rona Fairhead and Peter Jovanovich will become Directors.

        Dennis Stevenson has been a non-executive director since 1986 and became executive chairman in 1997. He is a member of our treasury committee. He is also chairman of HBOS plc and a non-executive director of Manpower Inc. in the US.

        Marjorie Scardino joined the board and became chief executive in January 1997. She trained and practiced as a lawyer for nine years from 1976 to 1985, and published a weekly newspaper in the United States for seven years from 1978 to 1985. In 1985, she joined The Economist Group as president of its North American operations and was its chief executive from 1993 until joining us. She is also a non-executive director of Nokia Corporation.

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

        John Makinson became chairman and chief executive officer of the Penguin Group in June 2002. He served as finance director from March 1996 until June 2002. From 1994 to 1996 he was managing director of the Financial Times, and prior to that he founded and managed the investor relations firm Makinson Cowell. He is also a non-executive director of George Weston Limited in Canada. He is a member of our treasury committee.

        Rona Fairhead became a director and finance director in June 2002. She has served as deputy finance director since October 2001. From 1996 until 2001, she worked at ICI, where she served as executive vice president, group control and strategy, and a member of the executive committee since 1998. Prior to that, she worked for Bombardier Inc in finance, strategy and operational roles.

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

        Terry Burns became a non-executive director in 1999 and currently serves on our audit and personnel committees. He was the UK government's chief economic advisor from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is non-executive chairman of Abbey National plc and Glas Cymru Limited and a non-executive director of The British Land Company PLC.

        Patrick Cescau became a non-executive director in April 2002 and was reappointed by the shareholders at the company's Annual General Meeting on April 26, 2002. He joined Unilever in 1973 and served as finance director until January 2001, at which time he was appointed to his current position as Director of Unilever's Foods Division. He is a director of Unilever plc and Unilever NV.

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

        Rana Talwar became a non-executive director in March 2000 and currently serves on our treasury committee. He served as group chief executive of Standard Chartered plc from 1998 until 2001. He was at Citicorp from 1969 to 1997, where he held a number of senior international management roles.

        Stephen Hill has been chief executive officer of the FT Group since 1998. From 1996 to 1998, he was the chief executive officer of the Financial Times. Prior to that, from June 1995, he was chief executive of Westminster Press.

        David Wan became chief executive officer of the Penguin Group in January 2000 and has announced his intention to resign from his position in June 2002. From 1998 to January 2000, he was chief financial officer of the Penguin Group. From 1989 to 1998, he was President of Simon & Schuster's US school publishing business, which we acquired in 1998.

Compensation of Senior Management

        It is the role of the Personnel Committee to approve the pay and benefits packages of the executive directors, the chief executives of the main operating companies and other members of the Pearson Management Committee.

Base Salary

        The main components of compensation for our senior management are:

  •
  base salary;

  •
  annual bonus;

  •
  annual bonus share matching;

  •
  equity-based incentives.

        Our aim is that base salaries should be set at levels which are competitive with those of directors and executives in similar positions in comparable companies. We monitor this through the use of independent surveys.

        Although the current salaries of the executive directors are not in all cases in line with those of their competitors, the executive directors (along with their fellow senior managers) decided not to receive an increase in their base salaries with effect from January 1, 2002.

Annual Bonus

        The maximum bonus that can be earned by executive directors, chief executives of the company's main operating companies and other members of the Pearson Management Committee is 100% of annual base salary. Maximum bonus for other senior executives ranges downward from this level. Receiving the maximum requires the achievement of very stretching financial targets set by the Personnel Committee.

        The targets for 2001 related to growth in underlying sales and adjusted earnings per share (on both a pre- and post-internet basis) and trading cash conversion. Performance is measured separately for each item. Although the executive directors were entitled to a bonus of 30% of salary based on the company's trading cash conversion performance, they elected not to receive a bonus this year.

        The committee will continue to review the bonus plans on an annual basis and to revise the bonus limits and targets in the light of the current conditions. The committee does, from time to time, award individual discretionary bonuses but none were awarded for 2001. Bonuses do not form part of pensionable earnings.

Annual Bonus Share Matching

        The annual bonus share matching plan permits executive directors and senior executives around the Group to take up to 50% of any after tax annual bonus in the form of Pearson shares. If these shares are held—and the company's adjusted earnings per share increases in real terms by at least 3% per annum—the company will match them on a gross basis of one share for every two held after three years and another one for two originally held (i.e. a total of one for one) after five years.

        For the award made in 1998, the earnings per share growth target of 16.6% for 1997 to 2000 was met and participants became entitled to the one-for-two match. On the third anniversary of the award, all participants elected to leave their shares in the plan so as to be eligible for the second one-for-two match, subject to the earnings per share target for 1997 to 2002 being met in 2003.

Equity-based Incentives

        Eligible employees are covered by four different equity-based incentive plans:

  •
  the incentive share plan of 1993;

  •
  the reward plan of 1999;

  •
  executive and special share options plans for employees not covered by the reward plan;

  •
  the long-term incentive plan of 2001.

        On an ongoing basis, the company currently only operates the latter plan. However, we summarise below the outstanding items under all four.

The Incentive Share Plan

        This was introduced in 1993 to award executives of the Group based on the performance of the company over the medium to longer term as measured by total shareholder return relative to the average of the FTSE-100 total return index. In the light of external changes we substituted first the reward plan and now the long-term incentive plan for this. Dennis Stevenson's is the only outstanding award under this plan covering the five-year performance period May 1997 to April 2002. The committee at the time decided it was appropriate that the Chairman's long-term reward should be on a longer basis than that of the other senior executives whose awards were based on a three-year performance period.

        Full details of any release of shares under this plan will be set out in the committee's report for 2002 being the financial year covering the end of the performance period.

The Reward Plan

        The Pearson Reward Plan had two elements: Pearson Premium Options (PPOs) linked to the rise in the Pearson share price over three to seven years and Pearson shares in the form of Pearson Equity Incentives (PEIs) linked to the three-year cumulative growth in Pearson's free cash flow (being operating cash flow less tax liabilities on operating activities and interest paid). Two awards were made under this plan, one in 1999 and the other in 2000.

        For the different tranches of PPOs to become exercisable, the Pearson share price has to stay above certain thresholds for 20 consecutive days within specified periods as follows:

	1999	2000
3-year PPOs	£13.724	£23.028
5-year PPOs	£16.475	£27.636
7-year PPOs	£19.216	£32.243

        The share price targets for the three-year and five-year tranches of PPOs granted in 1999 were met in 2000. In addition, for options to be exercisable, the company's adjusted earnings per share has to increase in real terms by at least 3% per annum over the three-year period prior to exercise.

        In its report for 2000, the committee said that, in relation to the PEIs awarded in 1999, the exceptionally high free cash flow for 1998 arising from a cash conversion performance of 102% made a double digit increase target from the 1998 base unrealistic in the context of the plan. As a consequence, the committee re-calibrated the targets for the 1999 to 2001 performance period based on the free cash flow that would have been derived from a 95% cash conversion, which, in the committee's view, is a good, but more normal, level of performance. On this basis, the threshold for pay out, at which 50% of the shares awarded became payable was a cumulative pre-internet free cash flow per share of 131.0p and the target for 100% pay out was 143.6p. Maximum pay out under the plan is 150% of shares awarded. Actual performance was 142.9p resulting in a pay out of 97.2% of shares awarded.

        The PEIs awarded in 1999 vested on June 8, 2002. Following vesting, the shares remain subject to a two-year retention period and participants may call for their shares at any time until December 8, 2004. Shares may only be sold during the two-year retention period to satisfy any liability to tax or social security contributions that arises on calling for the shares. Any movement in shares for executive directors will be set out in the committee's report for 2002.

        The vesting of PEIs awarded in 2000 is related to performance over the period 2000 to 2002. The committee will set out the targets used in its report for the final year of that period.

        Executive directors and managers covered by the reward plan were not eligible for grants of conventional share options in any year in which they received an award under the reward plan.

Executive and Special Share Options Plans

        Options at market value at the date of grant were granted to eligible employees not covered by the reward plan.

        Under the executive share option plan, awards were within individual and overall limits authorised by shareholders. The exercise of options granted since 1996 is subject to a real increase in the company's adjusted earnings per share over a three-year period. For options granted in 1998, the target for 1997 to 2000 was growth in our adjusted earnings per share of 13.6% (for the options granted in March 1998) and 16.6% (for the options granted in September and December 1998). These targets were met and, as a consequence, these options became exercisable on March 26, 2001, September 14, 2001 and December 2, 2001 respectively.

        In 2000, Pearson made one-off share option and restricted share awards under a special share programme that the board adopted and introduced on the recommendation of the committee to deal with competitive and employee retention issues in our internet and internet-related businesses at that time. The exercise of share options granted under this programme is not subject to performance conditions. The vesting of restricted shares is subject to a real increase in the company's adjusted earnings per share of at least 3% per annum over the three-year period 1999 to 2002. No new shares will be issued to satisfy awards under this programme and executive directors were not eligible to participate in it.

The Long-term Incentive Plan

        The plan consists of two parts: stock options and restricted stock.

        The aim is to give the committee a range of tools with which to link corporate performance to management's long-term reward in a flexible way. The principles underlying it are as follows:

  •
  the vesting of restricted stock awards is normally dependent on the satisfaction of a stretching corporate performance target over a three-year period;

  •
  the committee establishes guidelines that set out the maximum expected value of awards each year using an appropriate methodology for fixing the relative values of both option grants and restricted stock awards;

  •
  the maximum expected value of awards for executive directors is broadly calculated by bringing expected total compensation to the upper quartile of market practice for a selected group of comparable companies in the United States and the United Kingdom;

  •
  no more than 10% of Pearson equity will be issued or be capable of being issued under all Pearson's share plans in any ten-year period commencing in January 1997. Within this overall 10% limit no more than 1.5% of new-issue equity may be placed under option under the plan in any year; and

  •
  awards of restricted stock are satisfied using existing shares.

        The first round of awards in 2001 was as follows:

  •
  the committee agreed the maximum 1.5% of new-issue equity for option grants under this plan (having satisfied itself that the company had achieved the growth in earnings per share required to allow it to release the options);

  •
  the vesting of the restricted stock awards made in 2001 is related to performance over the period 2001 to 2003. The committee will set out the targets used in its report for the final year of that period;

  •
  executive directors and senior executives received a blend of stock options and performance-related restricted stock. Using a simplified version of the "Black Scholes' model, each option was valued at approximately 40% of the market value of the shares at the date of grant. Performance-related restricted stock awards were valued at 80% of the market value of the shares comprised in the award;

  •
  in line with our policy, the expected values of the awards for executive directors were three times salary for Marjorie Scardino and twice salary for John Makinson and David Bell.

Shareholding Policy

        In line with its policy of encouraging widespread employee ownership, the committee has been keen to encourage executive directors and the chairman to build up a substantial shareholding in the company. In view of the volatility of the stock market, we do not think it is appropriate to specify a particular relationship of shareholding to salary. However, we intend from now to describe separately in this report both the numbers of shares that the executive directors and the chairman hold and the value expressed as a percentage of base salary.

        The current value of holdings based on the middle market value of Pearson shares of £7.70 on March 1, 2002 (being the latest practicable date prior to the announcement of the results for 2001) against current base salary is as follows:

	no. of shares value	(% of base salary)
Dennis Stevenson	110,017	308%
Marjorie Scardino	81,345	119%
David Bell	49,438	123%
John Makinson	28,620	59%

Service Contracts

        All executive directors have agreements that can be terminated by the company on 12 months' notice. In the case of early termination of their contract by the company without cause, these contracts provide for liquidated damages equivalent to 12 months' base salary, benefits and a proportion of bonus. During the year no material changes were made to the service contracts of executive directors. Non-executive directors do not have service contracts.

Non-executive Directors' Remuneration

        Fees for non-executive directors are determined by the full board with regard to market practice and within the restrictions contained in the articles of association. Fees are reviewed annually with the help of outside advice. Non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of the company) and do not participate in the company's equity-based incentive plans.

        Since January 2000, non-executive directors have received an annual fee of £35,000 each. One overseas-based director is paid a supplement of £7,000 per annum. The non-executive directors who chair the personnel and audit committees each receive an additional fee of £5,000 per annum. £10,000 of the total fee, or all of the fee in the case of Rana Talwar, is payable in the form of Pearson shares which the non-executive directors have committed to retain for the period of their directorships.

Retirement benefits

        The highest paid director, Marjorie Scardino, has pension arrangements comprising defined benefit and defined contribution arrangements in the United States. She participates in the funded, approved Pearson Inc. Pension Plan. This is a non-contributory final salary arrangement providing a lump sum convertible to a pension on retirement. The lump sum currently accrues at 6% of capped compensation. In 2001, the committee undertook a review of Marjorie Scardino's overall remuneration. As a consequence of this review, the company's contribution to the unfunded, unapproved defined contribution arrangement in which she participates was increased. The notional company contribution for 2001 was £431,250. John Makinson and David Bell are members of the defined benefit section of the Pearson Group Pension Plan (the Plan), with a member contribution of 5% of pensionable salary.

        It is anticipated that John Makinson will receive a pension of two-thirds of capped salary at normal retirement date (inclusive of benefits transferred from his previous pension plan). John Makinson is subject to the pensions earnings cap introduced by the Finance Act 1989. He participates in the company's Funded Unapproved Retirement Benefits Scheme (FURBS) arrangements, under which a contribution equivalent to 31.1% of his annual salary was made by the company in 2001 to compensate him for pension benefits that cannot be provided from the Plan because of the pensions cap regulations.

        David Bell is eligible for a pension from the Plan of two-thirds of his final base salary at normal retirement date due to his previous service with the Financial Times.

        Both UK executive directors are also eligible for dependants' pensions and a lump sum payment on death in service.

        In 2001, we accrued or set aside £785,920 for the pension, retirement or similar benefits of senior management.

Remuneration of Senior Management

        Excluding contributions to pension funds and related benefits, senior management remuneration for 2001 was as follows:

	Salaries/Fees	Bonus	Other(1)	Total
	(in £ thousands)
Chairman
Dennis Stevenson	275	—	—	275
Executive directors
Marjorie Scardino	525	—	58	583
David Bell	310	—	15	325
John Makinson	375	—	21	396
Senior management as a group (7 persons)(2)	2,723	290	134	3,147

(1)
For Marjorie Scardino, David Bell and John Makinson, "other" emoluments includes company car and health care benefits. Also included in "other" for Marjorie Scardino is £35,770 in respect of housing costs.

(2)
Includes the chief executives of the three operating divisions. We are not required to make public disclosure of individual compensation arrangements of non-directors in the United Kingdom and, therefore, do not include individual disclosure of the compensation paid to the chief executives of our three operating divisions in this Annual Report.

Share Options of Senior Management

        This table sets forth for each director, and for members of senior management as a group, the number of share options held as of December 31, 2001 as well as the exercise price and the range of expiration dates of these options. The original exercise price of the options has been adjusted (except where this was not permitted) to reflect the rights issue of equity shares during 2000, and option prices have been rounded to the nearest whole penny.

	Options Held	Exercise Price
(in pence)
Dennis Stevenson	2,512	687(1)

Total	2,512

Marjorie Scardino	176,556	974(2)
	5,660	1,090(2)
	166,200	1,421(2)
	2,839	687(1)
	37,583	1,373(3)
	37,583	1,648(3)
	37,583	1,922(3)
	36,983	2,303(3)
	36,983	2,764(3)
	36,983	3,225(3)

Total	574,953

David Bell	20,496	974(2)
	65,400	1,421(2)
	650	530(1)
	501	687(1)
	184	913(1)
	202	1,428(1)
	202	957(1)
	18,705	1,373(3)
	18,705	1,648(3)
	18,705	1,922(3)
	18,686	2,303(3)
	18,686	2,764(3)
	18,686	3,225(3)

Total	199,808

John Makinson	56,000	567(2)
	20,160	487(2)
	36,736	584(2)
	73,920	677(2)
	30,576 79,140	974(2) 1,421(2)
	3,342	517(1)
	1,920	957(1)
	21,477	1,373(3)
	21,477	1,648(3)
	21,477	1,922(3)
	21,356	2,303(3)
	21,356	2,764(3)
	21,356	3,225(3)

Total	430,293

Senior management as a group (7 persons)(4)	2,384,034

(1)
Granted under the Save for shares option plan and exercisable between 2002 and 2009.

(2)
Granted under the executive or long term incentive plan and exercisable between 2002 and 2011.

(3)
Granted under the Pearson reward plan and exercisable between 2002 and 2011.

(4)
Includes the chief executives of the three operating divisions. We are not required to make public disclosure of individual compensation arrangements of non-directors in the United Kingdom and, therefore, do not include individual disclosure of the option information for the chief executives of our three operating divisions in this Annual Report.

Share Ownership of Senior Management

        The table below sets forth the number of ordinary shares held by each of our directors, and by members of senior management as a group, as at December 31, 2001. Additional information with respect to the share options held by, and bonus and incentive awards for, these persons is set out above in "Remuneration of Senior Management" and "Share Options of Senior Management". The total number of ordinary shares held by senior management as of December 31, 2001 was 348,535 representing less than 1% of the issued share capital on December 31, 2001.

	Ordinary shares(1)	Options ordinary Shares	Incentive share Plan and Pearson Reward plan Ordinary shares(2)	Annual bonus Matching shares(3)
Dennis Stevenson	110,017	2,512	74,396	—
Marjorie Scardino	81,345	574,953	143,269	59,137
David Bell	49,438	199,808	65,788	22,507
Terry Burns	812	—	—	—
John Makinson	28,620	430,293	76,793	34,887
Reuben Mark	10,713	—	—	—
Vernon Sankey	801	—	—	—
Rana Talwar	3,283	—	—	—
Senior management as a group (11 persons)(4)	348,535	2,384,034	532,602	212,647

(1)
Amounts include shares acquired by individuals under the annual bonus share matching plan.

(2)
Restricted shares shown comprise awards made under the incentive share, reward and long term incentive plans. The number of shares shown represents the maximum number of shares including accumulated share dividends on incentive share plan shares but not on reward or long term incentive plan shares, which may vest, subject to the performance conditions being fulfilled.

(3)
These shares are held in trust and represent the maximum award required to provide our matching contribution of shares in respect of that part of the bonus taken in shares by each director. The shares only vest if the performance and other conditions of the plan are met.

(4)
Includes the chief executives of the three operating divisions. We are not required to make public disclosure of individual compensation arrangements of non-directors in the United Kingdom and, therefore, do not include individual disclosure of the shares and share options held by the chief executives of its three operating divisions in this offering memorandum.

        Our executive directors, as possible beneficiaries, are also deemed to be interested in Pearson Employee Share Trust Limited, the trustee of which held 244,639 of our ordinary shares on December 31, 2001.

Employee Share Ownership Plans

Profit Sharing Plan

        Since 1998, we have operated a profit sharing plan available to all employees who:

        have worked for us for at least six months of the relevant fiscal year, and we employ at the time we make payment under the plan.

        All payments made under the plan are determined at the discretion of the board after consideration of our profitability for the year. Payment under the plan may be in the form of cash and/or our ordinary shares. Payment under the plan was 3% of salary plus 15 ordinary shares for fiscal year 1998 and 2% of salary plus 10 ordinary shares for fiscal year 1999. For fiscal year 2000, the payment was 15 ordinary shares and no cash. There is no payment due under the plan in 2001.

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

Board Practices

        Our board of directors currently is comprised of five executive directors, including the chairman, who is a part-time director, and four non-executive directors. Our articles of association provide that at every annual general meeting, one-third of the board of directors, or the number nearest to one-third, shall retire from office. The directors to retire each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election. If at any annual general meeting, the place of a retiring director is not filled, the retiring director, if willing to continue, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that director has been put to the meeting and lost.

        The board of directors has established the following committees, all of which have written terms of reference setting out their authority and duties:

Audit Committee

        Vernon Sankey chairs this committee and Terry Burns and Reuben Mark are members. The "terms of reference" of the committee require that its members be non-executive directors with financial and accounting experience. The committee provides the board with a vehicle to appraise our financial management and reporting and to assess the integrity of our accounting procedures and financial controls. Our internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee. The committee reports to the full board of directors.

Personnel Committee

        Terry Burns and Reuben Mark are members of this committee and both are non-executive directors. The committee meets regularly to decide the remuneration and benefits packages of the executive directors and the chief executives of our three operating divisions. The committee also recommends the chairman's remuneration to the board of directors for its decision and reviews our management development and succession plans.

Nomination Committee

        This committee is chaired by Dennis Stevenson and comprises all directors. The committee meets from time to time as necessary to consider the appointment of new directors.

Treasury Committee

        The members of this committee are Dennis Stevenson, John Makinson, Vernon Sankey and Rana Talwar. The committee sets the policies for our treasury department and reviews its procedures on a regular basis.

Employees

        The average numbers of persons employed by us during each of the three fiscal years ended 2001 were as follows:

  •
  29,027 in fiscal 2001

  •
  24,688 in fiscal 2000, and

  •
  20,383 in fiscal 1999.

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

        The table set forth below shows for 2001 the average number of persons employed in each of our operating divisions in the United Kingdom, the United States, other locations and in total.

Business Unit	UK	US	Other	Total
Pearson Education	1,505	12,610	4,344	18,459
FT Group	2,075	1,121	2,340	5,536
The Penguin Group	1,333	2,293	768	4,394
Other	193	444	1	638

Continuing Operations	5,106	16,468	7,453	29,027

Item 7. Major Shareholders and Related Party Transactions

        To our knowledge, as of December 31, 2001, the only beneficial owners of 3% or more of our issued and outstanding ordinary share capital were The Capital Group Companies Inc. which owned 58,196,705 ordinary shares representing 7.26% of our outstanding ordinary shares, and Telefónica Media SA, which owned 38,853,403 ordinary shares representing 4.85% of our outstanding ordinary shares. On December 31, 2001, recordholders with registered addresses in the United States held 11,400,078 ordinary shares, including those held through ADSs, which represented 1.4% of our outstanding ordinary shares. Because some of these ordinary shares and ADSs are held by nominees, these numbers may not accurately represent the number of beneficial owners in the United States.

Item 8. Financial Information

        The financial statements filed as part of this Annual Report are included on pages F-1 through F-100 hereof.

        Other than those events described in Note 32 of this Form 20-F and fluctuations in borrowings, there has not occurred any significant change to our financial condition or results of operations since December 31, 2001. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

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

	Ordinary Shares
Reference Period			Average Daily Trading Volume
	High	Low
	(in pence)		(ordinary shares)
Five Most Recent Fiscal Years
2001	1,726	645	5,245,023
2000	2,302	1,470	2,686,694
1999	2,004	1,173	1,910,696
1998	1,200	762	1,779,335
1997	848	665	1,711,711

Most Recent Quarter and Two Most Recent Fiscal Years
2002	First quarter	922	693	5,731,967
2001	Fourth quarter	955.5	645	7,309,513
	Third quarter	1,178	710	5,238,927
	Second quarter	1,475	1,112	4,484,028
	First quarter	1,726	1,220	3,906,392
2000	Fourth quarter	1,887	1,553	3,006,289
	Third quarter	2,076	1,632	3,059,861
	Second quarter	2,360	1,649	2,005,332
	First quarter	2,578	1,701	2,343,852
Most Recent Six Months
	May 2002	858.5	821	5,006,694
	April 2002	914	826	5,650,138
	March 2002	922	770	6,169,634
	February 2002	800	693.5	6,215,901
	January 2002	873	780.5	4,826,725
	December 2001	893	756.5	6,815,789

Item 10. Additional Information

  Material Contracts

        The following summaries are not intended to be complete and reference is made to the contracts themselves, which are included as exhibits to this annual report. We have entered into the following contracts outside the ordinary course of business during the two year period immediately preceding the date of this annual report:

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

  Executive Employment Contracts

        We have entered into agreements with each of our executive directors pursuant to which such executive director is employed by us. These agreements describe the duties of such executive director and the compensation to be paid by us. See "Item 6. Directors, Senior Management and Employees—Compensation of Senior Management". Each agreement may be terminated by us on 12 months' notice or by the executive director on six months' notice. In the event we terminate any executive director without giving the full 12 months' advance notice, the executive director is entitled to receive liquidated damages equal to 12 months base salary, benefits and a pro rata percentage of bonus. During fiscal 2001, no material changes were made to these agreements.

  Issuance of $500,000,000 7% Senior Notes due 2011

        We issued US $500 million principal amount of 7% senior notes due 2011 under an indenture dated June 21, 2001 between us and The Bank of New York, as trustee. The first semi-annual interest payment was made on December 15, 2001. We may redeem the notes at any time, in whole or in part, at our option.

        The indenture describes the circumstances that would be considered events of default. If an event of default occurs, other than the bankruptcy of us or a subsidiary, the holders of at least 25% of the principal amount of the then outstanding notes may declare the notes, along with accrued, but unpaid, interest and other amounts described in the indenture, as immediately due and payable.

        The indenture limits our ability to create liens to secure certain types of debt intended to be traded on an exchange.

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

        The discussion below is based upon current UK law and the provisions of the US Internal Revenue Code of 1986, or the Code, and regulations, rulings and judicial decisions as of the date of this Annual Report; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in tax consequences different from those discussed below. This discussion is also based on the current Income Tax Treaty between the United Kingdom and the United States. A new Income Tax Treaty has been agreed between representatives of the United Kingdom and United States governments. However, the new Income Tax Treaty is subject to ratification by both the United Kingdom and United States governments, and thus there can be no assurance as to whether and when the new Income Tax Treaty will come into force, or, if so, as to the impact of any resulting changes in the Income Tax Treaty on the summary tax consequences set forth below. In addition, the following discussion assumes that The Bank of New York will perform its obligations as depositary in accordance with the terms of the depositary agreement and any related agreements.

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

US Income Taxation of Distributions

        Distributions that we make with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed Pearson's current and accumulated earnings and profits. The amount of any distribution will equal the sum of the cash distribution and its associated UK tax credit payment; thus, as described above under "—UK Income Taxation of Distributions," the recipient of a $100.00 cash distribution will be deemed to have received a total distribution of $11.11. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a US holder and will be applied against and reduce the US holder's tax basis in its ordinary shares or ADSs. To the extent that these distributions exceed the tax basis of the US holder in its ordinary shares or ADSs, the excess generally will be treated as capital gain.

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

        A transfer for value of the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration. A transfer of ordinary shares from a nominee to its beneficial owner, including the transfer of underlying ordinary shares from the Depositary to an ADS holder, under which no beneficial interest passes is subject to stamp duty at the fixed rate of £5.00 per instrument of transfer.

Close Company Status

        We believe that the close company provisions of the UK Income and Corporation Taxes Act 1988 do not apply to us.

Documents on Display

        Copies of our Memorandum and Articles of Association, the material contracts described above and filed as exhibits to this Annual Report and certain other documents referred to in this Annual Report are available for inspection at our registered office at 80 Strand, London WC2R 0RL (c/o the Company Secretary), or, in the United States, at the registered office of Pearson Inc. at 1330 Avenue of the Americas, 7th Floor, New York, New York, 10019 (c/o Mr. John Fallon) during usual business hours upon reasonable prior request.

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

        The table below lists for each of the years 2002 to 2006 the notional amounts and weighted average interest rates, as of December 31, 2001, for both our borrowings and our currency and interest rate swaps.

	Maturities
	2002	2003	2004	2005	2006	There- after	Total 2001	Fair value 2001	Total 2000	Fair value 2000
	(£ in millions)
Borrowings and other financial liabilities
Fixed rate
US Dollars	—	—	—	—	171	342	514	517	166	174
					7.38%	7.00%	7.13%		7.38%
Sterling	100	—	125	—	—	346	571	592	571	626
	10.75%		9.5%			8.01%	8.82%		8.82%
Euro	—	153	337	—	—	399	890	887	798	744
		5.00%	4.63%			6.13%	5.36%		5.46%

Variable Rate
US $	—	—	—	418	—	—	418	418	675	675
				2.52%			2.52%		7.52%
Sterling	—	—	—	257	—	—	257	257	384	384
							4.17%		5.92%
Euro	—	—	—	—	—	—	—	—	50	50
									5.37%
Canadian $	—	—	—	1	—	—	1	1	31	31
				2.50%			2.50%		6.15%
Other	—	—	—	17	—	—	17	17	—	—

Interest rate and currency swaps
Pay US Dollars variable	113	—	—	—	—	56	169	(17)	344	(12)
Receive £ fixed	(100)					(50)	(150)		(315)
US variable rate	2.42%					2.31%	2.38%		7.12%
£ fixed rate	7.00%					7.00%	7.00%		7.73%
Pay US Dollars fixed/	—	—	133	—	—	113	245	(9)	62	4
Receive £ fixed			(125)			(100)	(225)		(60)
US fixed rate			6.34%			5.93%	6.15%		6.87%
£ fixed rate			10.41%			7.00%	8.89%		10.27%
Pay £ variable/	—	55	—	—	—	—	55	—	—	—
Receive E fixed		(55)					(55)
£ variable rate		5.14%					5.14%
E fixed rate		4.32%					4.32%
Pay US Dollars variable/	—	—	107	—	—	386	494	(61)	484	(46)
Receive E fixed			(92)			(337)	(429)		(440)
US variable rate			3.17%			2.95%	3.00%		7.56%
E fixed rate			4.63%			6.13%	5.80%		5.80%

Interest Rate Swaps
US Dollars
Variable to fixed	—	418	38	308	171	171	1,106	(51)	1,181	(11)
Average pay rate		6.04%	5.78%	6.23%	6.17%	6.22%	6.13%		6.18%
Average receive rate		2.24%	7.91%	2.68%	2.48%	1.91%	2.34%		6.56%
Fixed to variable	—	—	—	65	171	274	510	16	168	10
Average pay rate			3.92%	1.87%	3.20%	2.85%		6.12%
Average receive rate				7.00%	7.23%	7.00%	7.08%		7.23%
Sterling
Variable to fixed	—	30	—	—	—	—	30	(1)	60	—
Average pay rate		6.21%					6.21%		5.59%

Average receive rate		4.03%					4.03%		6.09%
Fixed to variable	100	100	—	—	—	20	220	5	220	4
Average pay rate	4.05%	3.66%				4.04%	3.87%		5.80%
Average receive rate	6.60%	7.00%				7.46%	6.86%		6.86%
Euro
Variable to fixed	—	—	—	110			110	(2)	113	(1)
Average pay rate				5.34%			5.34%		5.34%
Average receive rate				3.95%			3.95%		4.91%
Fixed to variable	—	107	245	—	—	61	414	2	314	(6)
Average pay rate		4.32%	4.27%			4.22%	4.27%		5.68%
Average receive rate		5.00%	4.63%			6.13%	4.94%		4.93%

(1)
The nominal value of US dollar "variable to fixed" interest rate swaps includes £151 million (£181 million in 2000) of deferred start contracts that do not provide fixed rate cover on the balance sheet date. In addition, £100 million of sterling "fixed to variable" interest rate swaps (£100 million) maturing 2003 are forward starting once the equivalent nominal value in 2002 matures, and £74 million of euro "variable to fixed" interest rate swaps maturing 2005 start in 2003.

(2)
All variable rate legs of the interest rate swaps pay or receive every three months or six months on a margin above or below three month LIBOR. Three month LIBOR rates at December 31, 2001 for the US dollar, euro and sterling were 1.9%, 3.3%, and 4.1% respectively. The six month US dollar LIBOR rate at this date was 2.0%. The average interest rate payable on net debt at December 31, 2001 was 5.8% and averaged 6.4% during the whole year.

(3)
The "variable to fixed" interest rate swaps are used wholly for the hedging of our portfolio of variable rate borrowings. The "fixed to variable" interest rate swaps are used wholly for the conversion of capital market transactions to a floating rate basis.

(4)
The currency swaps convert sterling and euro to US dollars at an average of $1.61 and $1.03 respectively, and euro to sterling at £0.615.

        Our interest bearing financial assets of £393 million in 2001, consisting mainly of floating rate cash and deposits, earn interest based on relevant national equivalents to the London Interbank Depository Rate. In 2000, we held £516 million of interest bearing financial assets. The fair value approximates to the carrying value due to their short maturity periods of less than three months.

Impact of RTL disposal

        On January 30, 2002 we completed our sale of our 22% interest in RTL for E1.5 billion. The proceeds from sale were used to repay borrowings drawn on the revolving credit facility, outstanding commercial paper, the repayment of bonds maturing in February 2002, the repurchase and subsequent cancellation of part of our bonds issued for maturity in 2004 and 2007, and to fund working capital requirements in 2002.

        Following the repayment of predominantly floating rate debt, and in order to rebalance the proportion of fixed rate debt to comply with our Treasury policy, we terminated approximately £700 million of pay fixed/receive floating derivative contracts. This resulted in a cash outflow, estimated at £35 million.

        The receipt of proceeds and subsequent reduction in debt has reduced our requirement for committed funding. As a result, we have reduced our committed revolving credit facility from $2.5 billion to $2.0 billion.

Currency Exchange Rates

        Although we are based in the United Kingdom, we have significant investments in overseas operations. The most significant currency for us is the US dollar, followed by the euro and sterling.

        Our policy is to manage the currency composition of our core borrowings in US dollars, euro and sterling in order to approximate the percentages of those currencies as reflected in our forecast operating profit. We use external borrowings and currency swaps to manage this exposure. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. While long-term core borrowing is now limited to US dollars, euro and sterling, we still borrow small amounts in other currencies, typically for seasonal working capital needs.

        At December 31, 2001 the split of aggregate net borrowings in its core currencies was US dollar 69%, euro 13% and sterling 18%. We are also exposed to currency exchange rates in our cash transactions and our investments in overseas transactions. Cash transactions—typically for purchases, sales, interest or dividends—require cash conversions between currencies. Fluctuations in currency exchange rates affect the cash amounts that we pay or receive.

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

        Our forward exchange contracts that relate to cash flow conversion are summarized by currency below for 2001 and 2000.

  Foreign exchange contracts for cash flow conversion

	2001 Contract amount	2001 Gain/ (loss)	2000 Contract amount	2000 Gain/ (loss)
	(£ in millions)
Receive sterling/pay euro(1)	100	(0.4)
Average contractual exchange rate	0.61
Receive US dollars/pay euro(1)	42	(0.1)
Average contractual exchange rate	0.89
Receive euro/pay sterling			2	(0.1)
Average contractual exchange rate			0.66
Receive sterling/pay US dollars			14	0.6
Average contractual exchange rate			$1.42

(1)
The receive sterling/pay euro and receive US dollars/pay euro contracts have a weighted average maturity of one month. These contracts match the forecast cash inflows for receipt of funds regarding the disposal of RTL.

        We seek to offset purchases and sales in the same currency, even if they do not occur simultaneously. In addition, our debt and cash portfolios management gives rise to temporary currency shortfalls and surpluses. Both of these activities require us to use short-dated swaps between currencies. The table below summarizes our 2001 and 2000 position by currency pair.

  Foreign exchange contracts due to timing differences

	2001 Contract amount	2001 Gain/ (loss)	2000 Contract amount	2000 Gain/ (loss)
	(£ in millions)
Receive sterling/pay US Dollars(1)	8	—	31	0.6
Average contractual exchange rate	$1.45		$1.45

(1)
These contracts, with a maturity of one month, transferred sterling cash balances into US dollars in order to fund a short-term dollar liabilities.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. [Reserved]

Item 15. [Reserved]

Item 16. [Reserved]

Part III

Item 17. Financial Statements

        We have elected to respond to Item 18.

Item 18. Financial Statements

        The financial statements filed as part of this Annual Report are included on pages F-1 through F-103 hereof

Item 19. Exhibits

1.1(1)	Memorandum and Articles of Association of Pearson plc.*
2.1(1)	Specimen certificate of ordinary shares.*
2.2(1)	Amended and Restated Deposit Agreement between Pearson plc and The Bank of New York dated as of August 8, 2000 and Form of ADR.*
2.3(1)	Indenture dated June 21, 2001 between Pearson plc and The Bank of New York, as trustee.
4.1(1)	Agreement and Plan of Merger dated as of July 30, 2000 among Pearson plc, PN Acquisition Subsidiary Inc. and National Computer Systems, Inc.*
4.2(1)	Amendment No. 1 to Agreement and Plan of Merger dated as of August 4, 2000 among Pearson plc, PN Acquisition Subsidiary Inc. and National Computer Systems, Inc.*
4.3(1)	Form of Executive Director Service Contract.*
8.1	List of Significant Subsidiaries.
10.1	Consent of PricewaterhouseCoopers.

*
Incorporated by reference to the Registration Statement on Form F-1 (Reg. No. 333-43198), as amended.

REPORT OF INDEPENDENT ACCOUNTANTS

        To the Board of Directors and Shareholders of Pearson Plc:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, statements of total recognised gains and losses, reconciliations of movements in equity shareholders' funds, and statements of consolidated cash flows present fairly, in all material respects, the financial position of Pearson Plc and its subsidiaries at 31 December 2001 and 2000, and the results of their operations and cash flows for each of the three years in the period ended 31 December 2001, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management, our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the consolidated profit/(loss) expressed in sterling for each of the three years ended 31 December 2001 and the determination of shareholders' funds and consolidated financial position also expressed in sterling at 31 December 2001 and 2000 to the extent summarised in Note 35 to the consolidated financial statements.

PricewaterhouseCoopers
Chartered Accountants
And Registered Auditors
London, United Kingdom

4 March, 2002
except for the information presented in Note 35
for which the date is 10 June 2002

PEARSON PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 2001

		2001			2000			1999 restated
	note	results from operations	other items	total	results from operations	other items	total	results from operations	other items	total
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Sales (including share of joint ventures)		4,240	—	4,240	3,891	—	3,891	3,332	—	3,332
Less: share of joint ventures		(15)	—	(15)	(17)	—	(17)	—	—	—

Sales of which	2a	4,225	—	4,225	3,874	—	3,874	3,332	—	3,332
Continuing operations		4,225	—	4,225	3,689	—	3,689	2,977	—	2,977
Discontinued operations		—	—	—	185	—	185	355	—	355

Group operating profit of which		444	(431)	13	450	(228)	222	477	(230)	247
Continuing operations		444	(431)	13	421	(227)	194	412	(229)	183
Discontinued operations		—	—	—	29	(1)	28	65	(1)	64

Share of operating loss of joint ventures and associates of which	2c	19	(86)	(67)	40	(51)	(11)	72	(1)	71
Continuing operations		(18)	(51)	(69)	(7)	(37)	(44)	21	(1)	20
Discontinued operations		37	(35)	2	47	(14)	33	51	—	51

Total operating (loss)/profit	2b	463	(517)	(54)	490	(279)	211	549	(231)	318

Continuing operations
Group (loss)/profit on sale of fixed assets and investments	4	—	(12)	(12)	—	(4)	(4)	—	349	349
Group (loss)/profit on sale of subsidiary undertakings and associates	5	—	(58)	(58)	—	30	30	—	(47)	(47)
(Loss)/profit on sale of subsidiary undertakings and associates by an associate	15	—	(36)	(36)	—	(3)	(3)	—	1	1
Discontinued operations
Group profit on sale of subsidiary undertakings and associates	5	—	—	—	—	231	231	—	3	3
Loss on sale of subsidiary undertakings and associates by an associate	15	—	(17)	(17)	—	—	—	—	—	—

(Loss)/profit before interest and taxation		463	(640)	(177)	490	(25)	465	549	75	624
Amounts written off investments	16	—	(92)	(92)	—	—	—	—	—	—
Net finance costs	6	(169)	—	(169)	(157)	(24)	(181)	(147)	—	(147)

(Loss)/profit before taxation		294	(732)	(438)	333	(49)	284	402	75	477
Taxation	8	(92)	159	67	(87)	(19)	(106)	(100)	(77)	(177)

(Loss)/profit after taxation		202	(573)	(371)	246	(68)	178	302	(2)	300
Equity minority interests		(23)	3	(20)	(14)	15	1	(6)	—	(6)

(Loss)/profit for the financial year		179	(570)	(391)	232	(53)	179	296	(2)	294
Dividends on equity shares	9			(177)			(164)			(138)

(Loss)/profit retained				(568)			15			156

Adjusted earnings per share before internet enterprises	10	39.2	p	54.6	p	47.6	p
Adjusted earnings per share after internet enterprises	10	22.5	p	31.9	p	43.3	p
(Loss)/earnings per share	10	(49.2	)p	24.6	p	43.0	p
Diluted earnings per share	10	n/a		24.0	p	42.4	p
Dividends per share	9	22.3	p	21.4	p	20.1	p

The 2001 profit and loss account has been presented in a simpler format, the 2000 and 1999 comparatives have been restated accordingly. 1999 has been restated to reflect the adoption of FRS 16 Current Tax. Earnings per equity share and dividends per equity share in 1999 have been restated to reflect the rights issue of equity shares during 2000.

There is no difference between the loss on ordinary activities before taxation and the retained loss stated above and their historical cost equivalents.

PEARSON PLC

CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31, 2001

	note	2001	2000
		£m	£m
Fixed assets
Intangible assets	12	4,261	4,522
Tangible assets	13	542	524
Investments: joint ventures	14
Share of gross assets		8	13
Share of gross liabilities		(1)	(1)

		7	12
Investments: associates	15	893	1,024
Investments: other	16	84	155

		5,787	6,237

Current assets
Stocks	17	849	828
Debtors	18	1,005	1,217
Investments		3	12
Cash at bank and in hand	19	393	516

		2,250	2,573

Creditors—amounts falling due within one year
Short-term borrowing	20	(165)	(112)
Other creditors	21	(1,203)	(1,484)

		(1,368)	(1,596)

Net current assets		882	977

Total assets less current liabilities		6,669	7,214

Creditors—amounts falling due after more than one year
Medium and long-term borrowing	20	(2,607)	(2,705)
Other creditors	21	(54)	(34)

		(2,661)	(2,739)

Provisions for liabilities and charges
Deferred taxation	22	(5)	(9)
Other provisions for liabilities and charges	23	(239)	(257)

Net assets		3,764	4,209

Capital and reserves
Called up share capital	24	200	199
Share premium account	25	2,459	2,440
Profit and loss account	25	929	1,405

Equity shareholders' funds		3,588	4,044
Equity minority interests		176	165

		3,764	4,209

The company balance sheet is shown in note 33.

The financial statements were approved by the board of directors on 4 March 2002 and signed on its behalf by Dennis Stevenson • John Makinson.

PEARSON PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

	note	2001	2000	1999
		£m	£m	£m
Net cash inflow from operating activities	28	490	361	433

Dividends from joint ventures and associates		25	49	44

Interest received		31	16	41
Interest paid		(187)	(179)	(182)
Debt issue costs		(1)	(4)	(5)
Dividends paid to minority interests		(9)	—	(1)

Returns on investments and servicing of finance		(166)	(167)	(147)

Taxation		(71)	(90)	(156)

Purchase of tangible fixed assets		(165)	(139)	(102)
Sale of tangible fixed assets		36	22	36
Purchase of investments		(35)	(132)	(24)
Sale of investments		22	1	624

Capital expenditure and financial investment		(142)	(248)	534

Purchase of subsidiary undertakings	26	(128)	(2,276)	(249)
Net cash/(debt) acquired with subsidiary undertakings		83	(31)	—
Purchase of joint ventures and associates		(26)	(108)	(54)
Sale of subsidiary undertakings	27	41	158	44
Net cash disposed with subsidiary undertakings		—	—	(3)
Sale of associates		1	392	12

Acquisitions and disposals		(29)	(1,865)	(250)

Equity dividends paid		(174)	(143)	(132)

Net cash outflow before management of liquid resources and financing		(67)	(2,103)	326

Liquid resources acquired		(48)	(16)	(9)
Liquid resources disposed		—	—	10
Collateral deposit reimbursed/(placed)		47	(118)	—
Management of liquid resources	28	(1)	(134)	1

Issue of equity share capital		20	1,959	18

Capital element of finance lease rentals		(7)	(10)	(11)
Loan facility advanced		—	473	—
Loan facility repaid		(521)	(735)	(1,112)
Bonds advanced		507	411	608
Loan notes advanced		—	134	—
Net movement in other borrowings		3	63	202

Financing		2	2,295	(295)

(Decrease)/increase in cash in the year	28	(66)	58	32

PEARSON PLC

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED DECEMBER 31, 2001

	2001	2000	1999
	£m	£m	£m
(Loss)/profit for the financial year	(391)	179	294
Other net gains and losses recognised in reserves:
Currency translation differences	25	95	33
Taxation on currency translation differences—UK	(6)	(8)	3

Total recognised (losses)/gains relating to the year	(372)	266	330

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED DECEMBER 31, 2001

	2001	2000	1999
	£m	£m	£m
(Loss)/profit for the financial year	(391)	179	294
Dividends on equity shares	(177)	(164)	(138)

	(568)	15	156
Currency translation differences (net of taxation)	19	87	36
Goodwill arising on prior year acquisitions	—	1	—
Goodwill written back on business combinations	—	585	—
Goodwill written back on sale of subsidiary undertakings and associates	37	68	63
Goodwill written back on sale of subsidiary undertakings and associates by an associate	36	—	—
Shares issued	18	1,961	18
Replacement options granted on acquisition of subsidiary	2	6	—

Net movement for the year	(456)	2,723	273
Equity shareholders' funds at beginning of the year	4,044	1,321	1,048

Equity shareholders' funds at end of the year	3,588	4,044	1,321

PEARSON PLC

NOTES TO THE ACCOUNTS

1. Accounting policies

        Accounting policies have been consistently applied. FRS 16 "Current Tax" has been adopted and hence comparative figures have been restated to reflect that UK dividend income is now presented net as UK tax credits. FRS 18 "Accounting Policies" has been adopted but this has had no impact on the 2001 results. The transitional arrangements of FRS 17 "Retirement Benefits" have been adopted which require additional disclosures in respect of retirement benefits, as set out in note 11.

a.    Basis of accounting

        The accounts are prepared under the historical cost convention and in accordance with applicable accounting standards. A summary of the significant accounting policies is set out below.

b.    Basis of consolidation

        The consolidated accounts include the accounts of all subsidiary undertakings made up to 31 December. Where companies have become or ceased to be subsidiary or associated undertakings during the year, the Group results include results for the period during which they were subsidiary or associated undertakings.

        From 1 January 1998 goodwill, being either the net excess of the cost of shares in subsidiary undertakings and associated undertakings over the value attributable to their net assets on acquisition or the cost of other goodwill by purchase, is capitalised and amortised through the profit and loss account over its estimated useful life not exceeding 20 years. Estimated useful life is determined after taking into account such factors as the nature and age of the business and the stability of the industry in which the acquired business operates as well as typical life spans of the acquired products to which the goodwill attaches. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill arising on acquisitions before 1 January 1998 has been deducted from reserves and is charged or credited to the profit and loss account on disposal or closure of the business to which it relates.

        The results of the Group includes the Group's share of the results of associated undertakings, and the consolidated balance sheet includes the Group's interest in associated undertakings at the book value of attributable net assets and attributable goodwill.

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

d.    Pension costs

        The regular pension cost of the Group's defined benefit pension schemes is charged to the profit and loss account in order to apportion the cost of pensions over the service lives of employees in the schemes. Variations arising from a significant reduction in the number of employees are adjusted in the profit and loss account to the extent that the year's regular pension cost, reduced by other variations, exceeds contributions payable for that year. Other variations are apportioned over the expected service lives of current employees in the schemes. The pension cost of the Group's defined contribution schemes is the amount of contributions payable for the year.

e.    Post-retirement benefits other than pensions

        Post-retirement benefits other than pensions are accounted for on an accruals basis to recognise the obligation over the expected service lives of the employees concerned.

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

o.    Foreign currencies

        Profit and loss accounts in overseas currencies are translated into sterling at average rates. Balance sheets are translated into sterling at the rates ruling at 31 December. Exchange differences arising on consolidation are taken directly to reserves. Other exchange differences are taken to the profit and loss account where they relate to trading transactions and directly to reserves where they relate to investments.

        The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.44 (2000: $1.51) and the year end rate was $1.46 (2000: $1.49).

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

2A. Analysis of sales

	2001			2000			1999
	sales before internet enterprises	internet enterprises	sales	sales before internet enterprises	internet enterprises	sales	sales before internet enterprises	internet enterprises	sales
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Business sectors
Pearson Education	2,596	8	2,604	2,087	3	2,090	1,725	—	1,725
FT Group	750	51	801	802	42	844	680	7	687
The Penguin Group	820	—	820	755	—	755	565	—	565

Continuing operations	4,166	59	4,225	3,644	45	3,689	2,970	7	2,977
Discontinued operations	—	—	—	185	—	185	355	—	355

	4,166	59	4,225	3,829	45	3,874	3,325	7	3,332

Geographical markets supplied
United Kingdom	423	10	433	436	13	449	383	5	388
Continental Europe	438	8	446	449	7	456	400	2	402
North America	2,936	39	2,975	2,424	24	2,448	1,932	—	1,932
Asia Pacific	239	2	241	229	1	230	181	—	181
Rest of world	130	—	130	106	—	106	74	—	74

Continuing operations	4,166	59	4,225	3,644	45	3,689	2,970	7	2,977
Discontinued operations	—	—	—	185	—	185	355	—	355

	4,166	59	4,225	3,829	45	3,874	3,325	7	3,332

	total by source	inter- regional	total sales	total by source	inter- regional	total sales	total by source	inter- regional	total sales
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Geographical source of sales
United Kingdom	686	(20)	666	719	(29)	690	644	(47)	597
Continental Europe	315	(5)	310	343	(7)	336	294	(6)	288
North America	2,976	(35)	2,941	2,406	(19)	2,387	1,919	(18)	1,901
Asia Pacific	221	(6)	215	204	(3)	201	148	(4)	144
Rest of world	93	—	93	77	(2)	75	48	(1)	47

Continuing operations	4,291	(66)	4,225	3,749	(60)	3,689	3,053	(76)	2,977
Discontinued operations	—	—	—	185	—	185	361	(6)	355

	4,291	(66)	4,225	3,934	(60)	3,874	3,414	(82)	3,332

Note:

The table above analyses sales by the geographical region from which the products and services originate. Inter-regional sales are those made between Group companies in different regions. Discontinued operations relate to the withdrawal of the Group from the television business following the disposal of its 22% interest in the RTL Group on 30 January 2002.

2B. Analysis of total operating (loss)/profit

	2001
	results from operations before internet enterprises	internet enterprises	results from operations	integration costs	goodwill amortisation	goodwill impairment	operating loss
	£m	£m	£m	£m	£m	£m	£m
Business sectors
Pearson Education	351	(77)	274	(29)	(260)	(8)	(23)
FT Group	132	(60)	72	—	(67)	(3)	2
The Penguin Group	80	—	80	(45)	(20)	(50)	(35)

Continuing operations	563	(137)	426	(74)	(347)	(61)	(56)
Discontinued operations	37	—	37	—	(35)	—	2

	600	(137)	463	(74)	(382)	(61)	(54)

Geographical markets supplied
United Kingdom	16	(53)	(37)	(33)	(27)	(55)	(152)
Continental Europe	55	(10)	45	—	(6)	—	39
North America	470	(73)	397	(41)	(309)	(3)	44
Asia Pacific	24	—	24	—	(4)	—	20
Rest of world	(2)	(1)	(3)	—	(1)	(3)	(7)

Continuing operations	563	(137)	426	(74)	(347)	(61)	(56)
Discontinued operations	37	—	37	—	(35)	—	2

	600	(137)	463	(74)	(382)	(61)	(54)

	2000
	results from operations before internet enterprises	internet enterprises	results from operations	integration costs	goodwill amortisation	goodwill impairment	operating profit
	£m	£m	£m	£m	£m	£m	£m
Business sectors
Pearson Education	320	(83)	237	(13)	(157)	—	67
FT Group	211	(113)	98	—	(53)	—	45
The Penguin Group	79	—	79	(27)	(14)	—	38

Continuing operations	610	(196)	414	(40)	(224)	—	150
Discontinued operations	76	—	76	—	(15)	—	61

	686	(196)	490	(40)	(239)	—	211

Geographical markets supplied
United Kingdom	82	(90)	(8)	(16)	(20)	—	(44)
Continental Europe	83	(8)	75	—	(1)	—	74
North America	398	(97)	301	(21)	(203)	—	77
Asia Pacific	26	—	26	(3)	—	—	23
Rest of world	21	(1)	20	—	—	—	20

Continuing operations	610	(196)	414	(40)	(224)	—	150
Discontinued operations	76	—	76	—	(15)	—	61

	686	(196)	490	(40)	(239)	—	211

	1999
	results from operations before internet enterprises	internet enterprises	results from operations	integration costs	goodwill amortisation	year 2000 costs	operating profit
	£m	£m	£m	£m	£m	£m	£m
Business sectors
Pearson Education	257	(3)	254	(95)	(121)	(2)	36
FT Group	150	(36)	114	—	(9)	(2)	103
The Penguin Group	65	—	65	—	—	(1)	64

Continuing operations	472	(39)	433	(95)	(130)	(5)	203
Discontinued operations	116	—	116	—	(1)	—	115

	588	(39)	549	(95)	(131)	(5)	318

Geographical markets supplied
United Kingdom	29	(34)	(5)	(14)	—	(2)	(21)
Continental Europe	77	(1)	76	(2)	(3)	—	71
North America	331	(4)	327	(72)	(127)	(3)	125
Asia Pacific	21	—	21	(6)	—	—	15
Rest of world	14	—	14	(1)	—	—	13

Continuing operations	472	(39)	433	(95)	(130)	(5)	203
Discontinued operations	116	—	116	—	(1)	—	115

	588	(39)	549	(95)	(131)	(5)	318

Note:

Internet enterprises consist of the Group's discrete internet operations, principally FT.com and Learning Network. Integration costs in 2001 and 2000 include costs in respect of the Dorling Kindersley and National Computer Systems acquisitions and, in 2000, the Simon & Schuster acquisition. In 2001, of the goodwill impairment charge, £58m relates to the impairment of goodwill arising on acquisition of subsidiaries (see note 12) and £3m relates to the impairment of goodwill arising on acquisition of associates (see note 15). Integration costs, goodwill amortisation and goodwill impairment are included as other items in the profit and loss account. Discontinued operations arising in 2001 relate to the withdrawal of the Group from the television business following the disposal of its 22% interest in the RTL Group on 30 January 2002. Discontinued operations arising in 2000 relate to the withdrawal of the Group from the banking business following the disposal of Lazard in March 2000.

2C. Analysis of operating (loss)/profit of joint ventures and associates

		2001			2000			1999
	note	results from operations	other items	operating loss	results from operations	other items	operating profit/ (loss)	results from operations	other items	operating profit/ (loss)
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Share of operating loss of joint ventures
Continuing operations	14	(19)	—	(19)	(21)	—	(21)	—	—	—

Share of operating (loss)/profit of associates
Continuing operations		1	(51)	(50)	14	(37)	(23)	21	(1)	20
Discontinued operations		37	(35)	2	47	(14)	33	51	—	51

	15	38	(86)	(48)	61	(51)	10	72	(1)	71

2D. Analysis of capital employed

	note	2001	2000
		£m	£m
Business sectors
Pearson Education		4,676	4,864
FT Group		427	542
The Penguin Group		521	569

Continuing operations		5,624	5,975
Discontinued operations		763	801

		6,387	6,776

Geographical location
United Kingdom		382	379
Continental Europe		249	237
North America		4,810	5,217
Asia Pacific		99	39
Rest of world		84	103

Continuing operations		5,624	5,975
Discontinued operations		763	801

		6,387	6,776

Reconciliation of capital employed to net assets
Capital employed		6,387	6,776
Less: deferred taxation	22	(5)	(9)
Less: other provisions	23	(239)	(257)
Less: net debt excluding finance leases	28	(2,379)	(2,301)

Net assets		3,764	4,209

3. Analysis of consolidated profit and loss account

	2001	2000			1999
	continuing total	continuing	discontinued	total	continuing	discontinued	total
	£m	£m	£m	£m	£m	£m
Cost of sales	(1,902)	(1,527)	(114)	(1,641)	(1,200)	(224)	(1,424)

Gross profit	2,323	2,162	71	2,233	1,777	131	1,908
Distribution costs	(200)	(179)	(1)	(180)	(156)	(1)	(157)
Administration and other expenses	(2,176)	(1,868)	(45)	(1,913)	(1,534)	(68)	(1,602)
Other operating income	66	79	3	82	92	6	98

Net operating expenses	(2,310)	(1,968)	(43)	(2,011)	(1,598)	(63)	(1,661)

Analysed as:
Net operating expenses—before exceptional items and goodwill amortisation	(1,879)	(1,749)	(42)	(1,791)	(1,384)	(62)	(1,446)
Net operating expenses—exceptional items:
Integration costs	(74)	(32)	—	(32)	(85)	—	(85)
Goodwill impairment	(58)	—	—	—	—	—	—
Net operating expenses—goodwill amortisation	(299)	(187)	(1)	(188)	(129)	(1)	(130)

Net operating expenses	(2,310)	(1,968)	(43)	(2,011)	(1,598)	(63)	(1,661)

Note:

Of the exceptional expense of £132m in 2001 (2000: £40m; 1999: £95m), nil (2000: £8m; 1999: £10m) is included within cost of sales and £132m (2000: £32m; 1999: £85m) is included within administration and other expenses.

	2001	2000	1999
	£m	£m	£m
Other operating income
Income from other investments:
Unlisted	2	3	3
BSBH loan stock interest	—	—	1
Other operating income (mainly royalties, rights and commission income)	64	79	94

	66	82	98

(Loss)/profit before taxation is stated after charging:
Amortisation of pre-publication costs	161	155	134
Depreciation	125	100	82
Operating lease rentals:
Plant and machinery	31	16	22
Properties	99	75	61
Other	17	14	12
Year 2000 compliance costs	—	—	5
Auditors' remuneration:
Audit (Company £20,000; 2000: £20,000; 1999: £20,000)	2	2	2
Non-audit—UK (Company £nil; 2000: £nil; 1999: £nil)	2	1	2
Non-audit—Overseas	3	5	2
Non-audit services were as follows:
US reporting, due diligence and other audit related work	2	3	1
Taxation advice	1	2	1
Other acquisition related work	2	1	2

	5	6	4

Note:

In addition fees of nil (2000: £2m; 1999: £8m) have been incurred in respect of consulting projects and these fees have been capitalised.

4. Loss on sale of fixed assets and investments

	2001	2000	1999 Restated
	£m	£m	£m
Continuing operations:
Profit on disposal of interest in BSB Holdings Ltd	—	—	345
Loss on investment in Industry Standard	(3)	—	—
Net loss on sale of property	(2)	—	—
Net loss on other investments	(7)	(4)	4

	(12)	(4)	349

Taxation	1	3	(90)

5. (Loss)/profit on sale of subsidiary undertakings and associates

	2001	2000	1999
	£m	£m	£m
Profit on sale of Lazard	—	231	—
Profit on sale of 20% of Recoletos	—	86	—
Loss on sale of iForum	(27)	—	—
Loss on closure of Dorling Kindersley Family Learning business	(2)	(16)	—
Net loss on sale of other subsidiary undertakings and associates	(29)	(40)	(44)

	(58)	261	(44)

Continuing operations	(58)	30	(47)
Discontinued operations	—	231	3

	(58)	261	(44)

Taxation	4	(51)	5

6. Net finance costs

		2001			2000			1999
	note	results from operations	other items	total	results from operations	other items	total	results from operations	other items	total
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest payable
Group	7a	(163)	—	(163)	(154)	—	(154)	(145)	—	(145)
Associates	15	(6)	—	(6)	(3)	—	(3)	(2)	—	(2)
Other net finance costs	7b	—	—	—	—	(24)	(24)	—	—	—

Total net finance costs		(169)	—	(169)	(157)	(24)	(181)	(147)	—	(147)

7A. Net interest payable—group

	2001	2000	1999
	£m	£m	£m
Interest payable and similar charges:
Bank loans, overdrafts and commercial paper
On borrowing repayable wholly within five years not by instalments	(100)	(88)	(124)
On borrowing repayable wholly or partly after five years	(72)	(67)	(29)
Other borrowings
On borrowing repayable wholly within five years not by instalments	(16)	(22)	(31)

	(188)	(177)	(184)

Interest receivable and similar income:
On deposits and liquid funds	23	21	29
On discounted proceeds on businesses held for resale	—	—	7
Amortisation of swap proceeds	2	2	3

Net interest payable	(163)	(154)	(145)

7B. Other net finance costs

        In 2000, the amortisation of an arrangement fee in respect of a borrowing facility was accelerated due to the early redemption of the facility resulting in a charge of £16m. An £8m premium was paid in 2000 in respect of a forward currency option in connection with the acquisition of National Computer Systems.

8. Taxation

	2001	2000	1999 Restated
	£m	£m	£m
UK
Corporation tax for the period at 30% (2000: 30%; 1999: 30.2%)	19	40	116
Adjustments in respect of prior periods	(153)	(13)	(11)

	(134)	27	105
Double taxation relief	—	(1)	(1)

	(134)	26	104
Deferred taxation (see note 22)	(4)	(1)	6
Joint ventures	6	(6)	—
Associates	—	6	9
Overseas
Overseas taxation for the period	55	70	52
Deferred taxation (see note 22)	1	(3)	—
Associates	9	14	6

	(67)	106	177

        Included in the adjustment in respect of prior periods in 2001 is a tax benefit of £143m relating to a prior period disposal of a subsidiary undertaking and a fixed asset investment.

	2001	2000	1999 Restated
	%	%	%
Tax rate reconciliation
UK tax rate	30.0	30.0	30.2
Effect of overseas tax rates	6.8	2.2	3.0
Effect of utilisation of tax losses in the US	(10.8)	(7.8)	(9.8)
Other items	(1.9)	(1.4)	1.6

Tax rate reflected in adjusted earnings (before internet enterprises)	24.1	23.0	25.0
Effect of internet enterprises	7.0	3.1	—

Tax rate reflected in adjusted earnings (after internet enterprises)	31.1	26.1	25.0
Effect of (losses)/profits excluded from adjusted earnings	(15.8)	11.2	12.1

Tax rate reflected in earnings	15.3	37.3	37.1

Note:

The Group has significant tax losses available in the US which are not recognised in the accounts and hence the tax rate reflected in adjusted earnings is lowered.

9. Dividends

	2001		2000		1999
	pence per share	£m	pence per share	£m	pence per share	£m
Interim paid	8.7	68	8.2	58	7.7	53
Final proposed	13.6	109	13.2	106	12.4	85

Dividends for the year	22.3	177	21.4	164	20.1	138

Note:

Dividends in respect of the company's shares held by employee share trusts (see note 16) have been waived.

10. (Loss)/Earnings per share

        In order to show results from operating activities on a comparable basis two adjusted earnings per equity share are presented. First, an adjusted earnings per share is presented which excludes items of an unusual nature and goodwill amortisation as set out below. Due to a significant level of expenditure on internet enterprises, a second adjusted earnings per equity share is presented in which the results of these are also excluded from earnings. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

		2001		2000		1999
	note	£m	earnings per share (p)	£m	earnings per share (p)	£m	earnings per share (p)
(Loss)/profit for the financial year		(391)	(49.2)	179	24.6	294	43.0
Adjustments:
Group loss on sale of fixed assets and investments: continuing operations	4	12	1.5	4	0.5	(349)	(51.0)
Group loss/(profit) on sale of subsidiary undertakings and associates: continuing operations	5	58	7.3	(30)	(4.0)	47	6.8
Loss on sale of subsidiary undertakings and associates by an associate: continuing operations	15	36	4.5	3	0.4	(1)	(0.1)
Group profit on sale of subsidiary undertakings and associates: discontinued operations	5	—	—	(231)	(31.7)	(3)	(0.4)
Loss on sale of subsidiary undertakings and associates by an associate	15	17	2.1	—	—	—	—
Internet enterprises	2b	137	17.1	196	26.9	39	5.7
Interest on internet enterprises		14	1.8	9	1.2	—	—
Goodwill amortisation	2b	382	48.2	239	32.9	131	19.2
Integration costs	2b	74	9.3	40	5.5	95	13.9
Goodwill impairment	2b	61	7.7	—	—	—	—
Amounts written off investments	16	92	11.6	—	—	—	—
Other net finance costs	7b	—	—	24	3.3	—	—
Year 2000 compliance costs		—	—	—	—	5	0.7
Taxation on above items		(174)	(21.9)	(18)	(2.5)	67	9.8
Minority interest share of above items		(6)	(0.8)	(18)	(2.5)	—	—

Adjusted earnings before internet enterprises		312	39.2	397	54.6	325	47.6

Internet enterprises		(137)	(17.1)	(196)	(26.9)	(39)	(5.7)
Taxation on internet enterprises		16	2.0	37	5.0	10	—
Interest on internet enterprises		(14)	(1.8)	(9)	(1.2)	—	1.4
Minority interest share of internet enterprises		2	0.2	3	0.4	—	—

Adjusted earnings after internet enterprises		179	22.5	232	31.9	296	43.3

(Loss)/profit for the financial year		(391)	n/a	179	24.3	294	42.5
Taxation on the conversion of ordinary shares		(1)	n/a	(2)	(0.3)	(1)	(0.1)

Diluted (loss)/earnings		(392)	n/a	177	24.0	293	42.4

Weighted average number of shares (millions)—for earnings and adjusted earnings		795.4		727.7		683.4
Effect of dilutive share options		n/a		8.4		7.8

Weighted average number of shares (millions)—for diluted earnings		n/a		736.1		691.2

Note:
In 2001 the Group made a loss for the financial year, consequently the effect of share options is anti-dilutive and a diluted earnings per share has not been shown. The weighted average number of shares in 1999 has been restated to reflect the rights issue of equity shares during 2000.

11. Employee information

	2001	2000	1999
	£m	£m	£m
Staff costs
Wages and salaries	1,090	792	702
Social security costs	104	82	75
Post-retirement costs	39	22	26

	1,233	896	803

	UK	US	other	total
Average number employed 2001
Pearson Education	1,505	12,610	4,344	18,459
FT Group	2,075	1,121	2,340	5,536
The Penguin Group	1,333	2,293	768	4,394
Other	193	444	1	638

Continuing operations	5,106	16,468	7,453	29,027
Discontinued operations	—	—	—	—

	5,106	16,468	7,453	29,027

Average number employed 2000
Pearson Education	1,517	9,180	2,888	13,585
FT Group	2,166	1,413	1,892	5,471
The Penguin Group	1,630	2,310	768	4,708
Other	168	59	—	227

Continuing operations	5,481	12,962	5,548	23,991
Discontinued operations	390	60	247	697

	5,871	13,022	5,795	24,688

Average number employed 1999
Pearson Education	1,407	7,229	2,042	10,678
FT Group	2,158	1,034	1,790	4,982
The Penguin Group	749	1,866	614	3,229
Other	171	51	—	222

Continuing operations	4,485	10,180	4,446	19,111
Discontinued operations	617	105	550	1,272

	5,102	10,285	4,996	20,383

        Pension schemes.    The Group operates a number of pension schemes throughout the world. The major schemes are self-administered and the schemes' assets are held independently of the Group. Pension costs are assessed in accordance with the advice of independent qualified actuaries. The principal schemes were of the defined benefit type, the most significant of which was the UK Group scheme. There are a number of other defined contribution schemes, principally overseas. The cost of the schemes is as follows:

	2001	2000	1999
	£m	£m	£m
UK Group plan defined benefit scheme
Regular pension cost	9	8	8
Amortisation of surplus	(2)	(8)	(3)

Net pension cost	7	—	5
Other defined benefit pension schemes	11	13	11
Defined contribution pension schemes	17	5	6

	35	18	22

Note:
The main reasons for the increase in the pension cost in 2001 compared to the previous year are: the new valuation of the UK scheme resulting in a reduction in the valuation surplus and an increase in the number of members of defined contribution schemes following the acquisition of NCS and Dorling Kindersley in 2000.

During the year, the main defined benefit scheme for US employees was closed to the great majority of active members. The closure of the plan will give rise to a reduction in defined benefit and an increase in defined contribution costs in the future. The curtailment had no impact on the pension costs in 2001.

        The most recent full actuarial valuation of the UK Group scheme was performed as at 1 January 2001, using the projected unit method of valuation. The market value of the assets of the scheme at this date was £1,166m. The major assumptions used to determine the SSAP 24 charge are as follows:

all figures in percentages	UK group scheme
Inflation	3.0%
Rate of increase in salaries	5.0%
Rate of increase for pensions in payment and deferred pensions	3.0%
Return on investments	7.0%
Rate of increase in dividends	4.3%
Level of funding	104%

        The valuation surplus is being apportioned, in accordance with SSAP 24, over the expected remaining service lives of the current employees.

        The disclosures required under the transitional arrangements of FRS 17 for the Group's defined benefit schemes are set out below.

        For the purpose of these disclosures the valuation of the UK Group scheme and other schemes has been updated by independent actuaries to December 31, 2001 using the weighted average assumptions listed below.

all figures in percentages	UK group scheme	other schemes
Inflation	2.5%	3.0%
Rate of increase in salaries	4.5%	4.5%
Rate of increase for pensions in payment and deferred pensions	2.5%	—
Rate used to discount scheme liabilities	6.0%	7.2%

        The contribution rate for 2001 and 2002 for the UK Group Scheme is 17.1% of pensionable salaries.

        The assets of the UK Group scheme and the expected rate of return on these assets, and the assets of the other defined benefit schemes and the expected rate of return on these assets shown as a weighted average, are as follows:

	UK group scheme	UK group scheme	other schemes	other schemes
	long-term rate of return expected at 31 Dec 2001	value at 31 Dec 2001	long-term rate of return expected at 31 Dec 2001	value at 31 Dec 2001
	%	£m	%	£m
Equities	7.5	657	9.5	37
Bonds	5.3	293	6.5	24
Other	6.3	144	—	—

Total market value of assets		1,094		61
Present value of scheme liabilities		(1,167)		(95)

Deficit in the scheme		(73)		(34)
Related deferred tax asset		22		—

Net pension liability		(51)		(34)

Note:
The measurement of the surplus/(deficit) in the scheme for FRS 17 follows a different approach to SSAP 24. The FRS 17 measurement date is December 31, 2001, for SSAP 24 it is January 1, 2001. The fall in stock markets in 2001 reducing the market value of the UK scheme assets together with a fall in bond yield rates (the discount rate), increasing the present value of the UK scheme liabilities has resulted in a deficit in the UK scheme under FRS 17.

        If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at December 31, 2001 would be as follows:

£m
Net assets excluding pension liability (see note below)	3,825
Pension liability	(85)

Net assets including pension liability	3,740

Profit and loss reserve excluding pension reserve	990
Pension reserve	(85)

Profit and loss reserve including pension reserve	905

        The net assets and profit and loss reserve exclude the pension liability of £61m included within provisions (see note 23).

        Other post-retirement benefits.    The Group provides certain healthcare and life assurance benefits principally for retired US employees and their dependents. These plans are unfunded. Retirees are eligible for participation in the schemes if they meet certain age and service requirements. Plans that are available vary depending on the business division in which the retiree worked. Plan choices and retiree contributions are dependent on retirement date, business division, option chosen and length of service.

        The cost of the benefits and the major assumptions used, based on a measurement date of 30 September 2001, are as follows:

	2001	2000	1999
	£m	£m	£m
Other post-retirement benefits	4	4	3

all figures in percentages	2001
Inflation	3.0%
Rate of increase in healthcare rates	5-10%
Rate used to discount scheme liabilities	7.2%

        The disclosures required under the transitional arrangements of FRS 17 are set out below.

        For the purpose of these disclosures the valuation of the schemes has been updated to 31 December 2001 using the assumptions listed below.

all figures in percentages	2001
Inflation	3.0%
Rate of increase in healthcare rates	5-10%
Rate used to discount scheme liabilities	7.2%

        The value of the unfunded liability is as follows:

value at 31 Dec 2001
£m
Present value of unfunded liabilities	(63)
Related deferred tax asset	—

Net post-retirement healthcare liability	(63)

        If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December 2001 would be as follows:

£m
Net assets excluding post-retirement healthcare liability	3,826
Post-retirement healthcare liability	(63)

Net assets including post-retirement healthcare liability	3,763

Profit and loss reserve excluding post-retirement healthcare reserve	991
Post-retirement healthcare reserve	(63)

Profit and loss reserve including post-retirement healthcare reserve	928

Note:
The net assets and profit and loss reserve exclude the post retirement healthcare liability of £62m included within provisions (see note 23).

12. Intangible assets

goodwill
£m
Cost
At 31 December 1999	2,599
Exchange differences	162
Additions (see note 26)	2,206
Television assets contributed	(70)
Disposals (see note 27)	(37)

At 31 December 2000	4,860
Exchange differences	62
Additions (see note 26)	87
Disposals (see note 27)	(59)

At 31 December 2001	4,950

Amortisation
At 31 December 1999	(142)
Exchange differences	(12)
Television assets contributed	2
Disposals (see note 27)	2
Provided in the year	(188)
Provision for impairment (see note below)	—

At 31 December 2000	(338)
Exchange differences	—
Disposals (see note 27)	6
Provided in the year	(299)
Provision for impairment (see note below)	(58)

At 31 December 2001	(689)

Net carrying amount
At 31 December 2000	4,522

At 31 December 2001	4,261

Note:
In accordance with FRS 11 (Impairment of fixed assets and goodwill) the carrying value of the Group's subsidiary undertakings has been compared to their recoverable amounts, represented by their value in use to the Group. The review has resulted in an exceptional charge of £58m, primarily in respect of Dorling Kindersley (£50m). The discount rate used in the calculation to arrive at the valuation was 8% on a post-tax basis.

13. Tangible fixed assets

	freehold and leasehold property	plant and equipment	assets in course of construction	total
	£m	£m	£m	£m
Cost
At 31 December 1999	235	537	21	793
Exchange differences	8	20	1	29
Reclassifications	14	8	(22)	—
Owned by subsidiary undertakings acquired	71	134	—	205
Television assets contributed	(34)	(54)	—	(88)
Capital expenditure	24	102	3	129
Owned by subsidiary undertakings disposed	—	(4)	—	(4)
Disposals	(17)	(67)	(1)	(85)

At 31 December 2000	301	676	2	979
Exchange differences	3	3	—	6
Reclassifications	(5)	6	(1)	—
Owned by subsidiary undertakings acquired	5	6	—	11
Capital expenditure	41	123	7	171
Owned by subsidiary undertakings disposed	(1)	(10)	—	(11)
Disposals	(28)	(85)	(1)	(114)

At 31 December 2001	316	719	7	1,042

Depreciation
At 31 December 1999	(81)	(307)	—	(388)
Exchange differences	(2)	(13)	—	(15)
Impairment in value	—	(1)	—	(1)
Provided in the year	(12)	(88)	—	(100)
Owned by subsidiary undertakings acquired	(12)	(46)	—	(58)
Television assets contributed	6	26	—	32
Owned by subsidiary undertakings disposed	—	1	—	1
Disposals	9	65	—	74

At 31 December 2000	(92)	(363)	—	(455)
Exchange differences	(1)	(1)	—	(2)
Reclassifications	2	(2)	—	—
Provided in the year	(14)	(111)	—	(125)
Owned by subsidiary undertakings acquired	—	(6)	—	(6)
Owned by subsidiary undertakings disposed	—	4	—	4
Disposals	15	69	—	84

At 31 December 2001	(90)	(410)	—	(500)

Net book value
At 31 December 2000	209	313	2	524

At 31 December 2001	226	309	7	542

        Freehold and leasehold property.    Net book value includes: freehold of £150m (2000: £154m) and short leases of £76m (2000: £55m).

        Capital commitments.    The Group had capital commitments for fixed assets, including finance leases, already under contract amounting to £15m at 31 December 2001 (2000: £24m).

        Other notes.    The net book value of Group tangible fixed assets includes £10m (2000: £11m) in respect of assets held under finance leases. Depreciation on these assets charged in 2001 was £5m (2000: £1m).

14. Joint ventures

	2001		2000
	valuation	book value	valuation	book value
	£m	£m	£m	£m
Unlisted joint ventures	7	7	12	12

Note:
The valuations of unlisted joint ventures are directors' valuations as at 31 December 2001. If realised at these values there would be no liability for taxation. The Group had no capital commitments to subscribe for further capital and loan stock.

	equity	reserves	total net assets
	£m	£m	£m
Summary of movements
At 31 December 2000	29	(17)	12
Additions	20	—	20
Transfer to subsidiary undertaking	(4)	4	—
Retained loss for the year	—	(25)	(25)

At 31 December 2001	45	(38)	7

	2001		2000		1999
	operating loss	total net assets	operating loss	total net assets	operating loss	total net assets
	£m	£m	£m	£m	£m	£m
Analysis of joint ventures
Business sectors
Pearson Education	—	1	—	—	—	—
FT Group	(20)	3	(21)	10	—	—
The Penguin Group	1	3	—	2	—	—

Continuing operations	(19)	7	(21)	12	—	—

Geographical markets supplied and location of net assets
United Kingdom	(1)	3	(2)	3	—	—
Continental Europe	(18)	3	(19)	9	—	—
North America	—	1	—	—	—	—

Continuing operations	(19)	7	(21)	12	—	—

	2001	2000	1999
	£m	£m	£m
Reconciliation to retained loss
Operating loss of joint ventures	(19)	(21)	—
UK taxation	(6)	6	—

Retained loss for the year	(25)	(15)	—

15. Associates

	2001		2000
	valuation	book value	valuation	book value
	£m	£m	£m	£m
Listed associates	984	829	1,895	948
Unlisted associates	258	63	341	72
Loans	1	1	4	4

	1,243	893	2,240	1,024

Note:
Principal associates are listed in note 35. The valuations of unlisted associates are directors' valuations as at 31 December 2001. If all associates were realised at these values there would be an estimated liability for taxation, at year end rates, of £59m (2000: £153m). The Group had no capital commitments to subscribe for further capital and loan stock.

	equity	share of loans	reserves	total	goodwill	total net assets
	£m	£m	£m	£m	£m	£m
Summary of movements
At 31 December 1999	98	67	43	208	26	234
Exchange differences	2	—	2	4	15	19
Transfers to joint ventures	(8)	—	2	(6)	—	(6)
Additions	18	13	—	31	58	89
Combination of television interests:
—Television assets contributed	(4)	(64)	51	(17)	(48)	(65)
—Share of combined television interests	183	—	—	183	633	816
Combination of Asset Valuation interests
—DBC	5	—	—	5	117	122
Disposals	(104)	(12)	(45)	(161)	—	(161)
Retained loss for the year	—	—	(14)	(14)	—	(14)
Goodwill written back on disposal	41	—	—	41	—	41
Goodwill amortisation	—	—	—	—	(51)	(51)

At 31 December 2000	231	4	39	274	750	1,024
Exchange differences	(6)	—	(7)	(13)	(12)	(25)
Transfers	1	(3)	(4)	(6)	3	(3)
Additions	2	—	—	2	2	4
Retained loss for the year	—	—	(57)	(57)	—	(57)
Goodwill written back on disposal	—	—	36	36	—	36
Goodwill amortisation	—	—	—	—	(83)	(83)
Provision for impairment	—	—	—	—	(3)	(3)

At 31 December 2001	228	1	7	236	657	893

	2001		2000		1999
	operating loss	total net assets	operating profit	total net assets	operating profit	total net assets
	£m	£m	£m	£m	£m	£m
Analysis of associates
Business sectors
Pearson Education	(1)	10	7	18	6	7
FT Group	(49)	120	(30)	175	14	63

Continuing operations	(50)	130	(23)	193	20	70
Discontinued operations	2	763	33	831	51	164

	(48)	893	10	1,024	71	234

Geographical markets supplied and location of net assets
United Kingdom	4	12	3	(3)	—	(5)
Continental Europe	2	72	4	43	7	48
North America	(59)	36	(36)	135	8	14
Rest of world	3	10	6	18	5	13

Continuing operations	(50)	130	(23)	193	20	70
Discontinued operations	2	763	33	831	51	164

	(48)	893	10	1,024	71	234

Note:
Operating profit from continuing operations before goodwill amortisation and impairment is analysed as Pearson Education £3m (2000: £7m) and FT Group £(2)m (2000: £7m).

	2001	2000
	£m	£m
Reconciliation to retained loss
Operating profit of associates (before goodwill amortisation)	38	61
Loss on sale of subsidiary undertakings and associates: continuing operations	(36)	(3)
Loss on sale of subsidiary undertakings and associates: discontinued operations	(17)	—
Net interest payable of associates	(6)	(3)
UK taxation	—	(6)
Overseas taxation	(9)	(14)
Dividends (including tax credits) from unlisted associates	(25)	(14)
Distributions receivable in respect of the year from partnership interests	—	(35)
Minority interest of associate	(2)	—

Retained loss for the year	(57)	(14)

        Included in the losses on sale of subsidiary undertakings and associates is £36m relating to the loss on sale of the Journal of Commerce by The Economist (continuing operations) and a net loss on disposals by the RTL Group (discontinued operations). The aggregate of the Group's share in its associates, excluding the Group's interest in Lazard, is shown below.

	2001	2000	1999
	£m	£m	£m
Sales	700	655	299
Fixed assets	270	283	72
Current assets	384	480	165
Liabilities due within one year	(360)	(397)	(105)
Liabilities due after one year or more	(58)	(92)	(73)

Net assets	236	274	59

        The Group's interest in Lazard Partners Limited Partnership and the three Lazard Houses for the year ended 31 December 1999 is shown below. On 3 March 2000, the Group sold its interests in Lazard Partners Limited Partnership and the three Lazard Houses for £436m comprising £40m in respect of dividends and partnership distributions and proceeds of £396m, less costs of £4m, giving rise to a profit on sale of £231m before tax estimated at £34m.

	2000	1999
	£m	£m
Profit before tax	8	48
Taxation	(2)	(7)
Profit after taxation	6	41
Fixed assets	—	26
Current assets	—	3,399
Liabilities due within one year	—	(2,819)
Liabilities due after one year or more	—	(457)

16. Other fixed asset investments

	2001		2000
	valuation	book value	valuation	book value
	£m	£m	£m	£m
Listed	67	55	82	82
Unlisted	29	29	73	73

	96	84	155	155

Note:
The valuations of unlisted investments are directors' valuations as at 31 December 2001. If all investments were realised at valuation there would be a liability for taxation of £6m (2000: £nil).

	own shares held	other	total
	£m	£m	£m
Cost
At 31 December 1999	10	89	99
Exchange differences	—	5	5
Additions	71	61	132
Owned by subsidiaries acquired	—	38	38
Television assets contributed	—	(75)	(75)
Transfers	—	(14)	(14)
Disposals	(1)	(15)	(16)

At 31 December 2000	80	89	169
Exchange differences	—	1	1
Additions	11	34	45
Transfers	—	(1)	(1)
Disposals	—	(16)	(16)

At 31 December 2001	91	107	198

Provision
At 31 December 1999	—	—	—
Transfer from other creditors	6	—	6
Disposals	(1)	—	(1)
Provided during the year	9	—	9

At 31 December 2000	14	—	14
Provided during the year	8	—	8
Provision for impairment (see note below)	37	55	92

At 31 December 2001	59	55	114

Net book value
At 31 December 2000	66	89	155

At 31 December 2001	32	52	84

Note:
The Pearson Employee Share Trust and Pearson plc Employee Share Ownership Trusts hold 5.5m (2000: 4.2m) Pearson plc ordinary shares which had a market value of £43m at 31 December 2001 (2000: £66m). These shares have been acquired by the trusts, using funds provided by Pearson plc, to meet obligations under various executive and employee option and restricted share plans. Under these plans the participants become entitled to shares after a specified number of years and subject to certain performance criteria being met. Pearson aims to hedge its liability under the plans by buying shares through the trusts to meet the anticipated future liability. The anticipated future liability is regularly re-assessed during the year and additional shares are purchased when required to meet an increase in this liability. The cost of funding and administering the trusts are charged to the profit and loss account in the period to which they relate. The cost of the shares is being amortised over the performance period of the associated plans. Dividends on the shares held by the trusts have been waived.

        The value of own shares held has been assessed against the current market value and a provision for impairment has been made.

        The value of other fixed asset investments has been assessed according to the higher of net realisable value and value in use and a provision for impairment has been made. The provision includes £17m for an investment in Business.com and £10m for an investment in TimeCruiser.

17. Stocks

	2001	2000
	£m	£m
Raw materials	32	29
Work in progress	45	68
Finished goods	370	383
Pre-publication costs	402	348

	849	828

Note:
The replacement cost of stocks is not materially different from book value.

18. Debtors

	2001	2000
	£m	£m
Amounts falling due within one year
Trade debtors	745	809
Associates	2	99
Royalty advances	103	88
Other debtors	49	95
Prepayments and accrued income	40	58

	939	1,149

Amounts falling due after more than one year
Royalty advances	54	48
Other debtors	11	19
Prepayments and accrued income	1	1

	66	68

	1,005	1,217

19. Cash at bank and in hand

	2001		2000
	Group	company	Group	company
	£m	£m	£m	£m
Cash, bank current accounts and overnight deposits	300	—	425	—
Certificates of deposit and commercial paper	15	—	15	—
Term bank deposits	78	22	76	56

	393	22	516	56

20. Financial instruments

Treasury policy

        The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer-term loans from banks and capital markets. The Group borrows principally in US dollars, euros and sterling, at both floating and fixed rates of interest, using derivatives, where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally interest rate swaps, interest rate caps and collars, currency swaps and forward foreign exchange contracts.

        The main risks arising from the Group's financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the group finance director under policies approved by the board which are summarised below. These policies have remained unchanged, except as disclosed, since the beginning of 2001. A treasury committee of the board receives reports on the Group's treasury activities, policies and procedures, which are reviewed periodically by a group of external professional advisers. The treasury department is not a profit centre and its activities are subject to internal audit.

        Interest rate risk.    The Group's exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into interest rate swaps, interest rate caps and forward rate agreements. Since December 2000 the Group's policy objective has been to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt) to be hedged (i.e. fixed or capped) over the next four years of 50% to 65% for the first two years, and 40% to 60% for the next two years. At the end of 2001 that ratio was 59%. On that basis, a 1% change in the Group's variable rate US dollar, euro and sterling interest rates have a £10m effect on profit before tax. Since the year end, the disposal of Pearson's interest in RTL has resulted in a significant reduction in floating rate debt. We have cancelled a number of swap contracts in order to bring the balance of fixed and floating rate debt back within our policy parameters.

        Liquidity and refinancing risk.    The Group's objective is to procure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. Since May 2000 the Group's policy objective has been the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and ten years, and that bank and non-bank sources should each provide at least £250m of such core gross borrowings.

        In April 2001 the Group issued E250m of bonds due 2003. In June 2001 the Group issued $500m of notes due 2011. As a result, at the end of 2001 the average maturity of gross borrowings was 5.3 years and non-banks provided £2,078m (75%) of them (down from 5.6 years and up from 56% respectively at the beginning of the year). The proceeds of the bond and note issues were used to repay part of the Group's syndicated bank facility.

        The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. The Group manages the amount of its net debt, and the level of its net interest cover, principally by the use of a target range for net interest cover. All of the Group's credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody's and BBB+ from Standard & Poor's, and the short-

term ratings are P2 and A2 respectively. The Group continues to operate on the basis that the board will take such action as is necessary to support and protect its current credit ratings. The Group also maintains undrawn committed borrowing facilities. At the end of 2001 these amounted to £1,172m, and their weighted average maturity was 3.5 years.

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

        The Group's policy is to align approximately the currency composition of its core borrowings in US dollars, euros and sterling with the split between those currencies of its forecast operating profit. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. Long-term core borrowings is now limited to these three major currencies. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs.

        At the year end the split of aggregate net borrowings in its three core currencies was US dollar 68%, euro 13% and sterling 19%.

        Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures.

a.
Maturity of borrowings and other financial liabilities

        The maturity profile of the Group's borrowings and other financial liabilities is shown below.

	2001		2000
	Group	company	Group	company
	£m	£m	£m	£m
Maturity of borrowings
Short-term
Bank loans and overdrafts	65	109	112	225
10.75% Sterling Bonds 2002	100	—	—	—

Total due within one year	165	109	112	225
Medium and long-term
Loans or instalments thereof repayable:
From one to two years	154	154	100	—
From two to five years	1,285	705	1,626	905
After five years not by instalments	1,168	1,168	979	813

Total due after more than one year	2,607	2,027	2,705	1,718

Total borrowings	2,772	2,136	2,817	1,943

Note:
At December 31, 2001 £625m (2000: £1,134m) of debt, including commercial paper, currently classified from two to five years would be repayable within one year if refinancing contracts were not in place. The short-term bank loans and overdrafts of the Group are lower than those of the company because of bank offset arrangements.

	2001			2000
	Group finance leases	Group other financial liabilities	Group total	Group finance leases	Group other financial liabilities	Group total
	£m	£m	£m	£m	£m	£m
Maturity of other financial liabilities
Amounts falling due:
In one year or less or on demand	5	11	16	6	5	11
In more than one year but not more than two years	1	9	10	3	16	19
In more than two years but not more than five years	8	18	26	6	14	20
In more than five years	—	11	11	1	10	11

	14	49	63	16	45	61

b.
Borrowings by instrument

	2001		2000
	Group	company	Group	company
	£m	£m	£m	£m
Unsecured
10.75% Sterling Bonds 2002	100	—	100	—
5% Euro Bonds 2003	154	154	—	—
9.5% Sterling Bonds 2004	133	—	130	—
4.625% Euro Bonds 2004	353	353	356	356
7.375% US Dollar notes 2006	170	—	166	—
6.125% Euro Bonds 2007	448	448	441	441
10.5% Sterling Bonds 2008	100	100	100	100
7% Global Dollar Bonds 2011	342	342	—	—
7% Sterling Bonds 2014	278	278	272	272
Variable rate loan notes	72	72	74	74
Bank loans and overdrafts and commercial paper	622	389	1,178	700

Total borrowings	2,772	2,136	2,817	1,943

c.
Undrawn committed borrowing facilities

	2001	2000
	£m	£m
Expiring within one year	—	—
Expiring between one and two years	—	—
Expiring in more than two years	1,172	609

	1,172	609

Note:
All of the above committed borrowing facilities incur commitment fees at market rates.

d.
Currency and interest rate risk profile

	2001
				fixed rate borrowings
	borrowings £m	total variable rate £m	total fixed rate £m	weighted average interest rate %	weighted average period for which rate is fixed—years
Currency and interest rate risk profile of borrowings
US dollar	1,829	625	1,204	6.1	3.5
Sterling	520	410	110	9.3	5.1
Euro	404	320	84	5.2	2.4
Other currencies	19	19	—	—	—

	2,772	1,374	1,398

	2000
				fixed rate borrowings
	borrowings £m	total variable rate £m	total fixed rate £m	weighted average interest rate %	weighted average period for which rate is fixed—years
Currency and interest rate risk profile of borrowings
US dollar	1,782	721	1,061	6.2	4.1
Sterling	587	447	140	8.4	4.8
Euro	417	379	38	5.4	4.2
Other currencies	31	31	—	—	—

	2,817	1,578	1,239

Note:
The figures shown in the tables above take into account interest rate, currency swaps and forward rate contracts entered into by the Group. Variable rate borrowings bear interest at rates based on relevant national LIBOR equivalents.

	2001
	other financial liabilities	total fixed rate	total no interest paid
	£m	£m	£m
Currency and interest rate risk profile of other financial liabilities
US dollar	48	11	37
Sterling	6	3	3
Euro	9	—	9

	63	14	49

	2000
	other financial liabilities	total fixed rate	total no interest paid
	£m	£m	£m
Currency and interest rate risk profile of other financial liabilities
US dollar	48	11	37
Sterling	13	5	8

	61	16	45

Note:
Variable rate financial liabilities bear interest at rates based on relevant national LIBOR equivalents.

	2001
	US dollar	sterling	euro	other currencies	total
	£m	£m	£m	£m	£m
Currency and interest rate risk profile of financial assets
Cash at bank and in hand	166	40	62	32	300
Short-term deposits	10	27	40	16	93
Other financial assets	37	4	3	—	44

Total	213	71	105	48	437

Floating rate	149	50	58	21	278
Fixed rate	3	15	44	26	88
Weighted average interest rate %	3.0%	4.1%	3.3%	1.8%
No interest received	61	6	3	1	71

Total	213	71	105	48	437

        The weighted average period for which the interest rate on financial assets is fixed does not exceed two months.

	2000
	cash at bank and in hand	short- term deposits	other financial assets	total
	£m	£m	£m	£m
Currency and interest rate risk profile of financial assets
US dollar	223	56	21	300
Sterling	6	15	9	30
Euro	69	3	1	73
Other currencies	127	17	—	144

	425	91	31	547

Floating rate	326	7	—	333
Fixed rate	50	84	2	136
No interest received	49	—	29	78

	425	91	31	547

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

	2001
	net foreign monetary assets/(liabilities)
	US dollar	sterling	euro	other	total
	£m	£m	£m	£m	£m
Functional currency of entity:
US dollar	—	—	—	3	3
Sterling	(67)	—	8	5	(54)
Euro	—	—	—	—	—
Other currencies	(5)	(2)	—	—	(7)

	(72)	(2)	8	8	(58)

	2000
	net foreign monetary assets/(liabilities)
	US dollar	sterling	euro	other	total
	£m	£m	£m	£m	£m
Functional currency of entity:
US dollar	—	1	—	6	7
Sterling	10	—	12	19	41
Euro	—	2	—	—	2
Other currencies	—	(1)	—	—	(1)

	10	2	12	25	49

f.
Fair values of financial assets and financial liabilities

        The table below shows the book value and the fair value of the Group's financial assets and financial liabilities.

	2001		2000
	book value	fair value	book value	fair value
	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group's operations
Other financial assets	44	44	31	31
Other financial liabilities	(63)	(63)	(61)	(61)
Cash at bank and in hand	300	300	425	425
Short-term deposits	93	93	91	91
Short-term borrowings	(165)	(165)	(112)	(112)
Medium and long-term borrowings	(2,607)	(2,527)	(2,705)	(2,683)

Derivative financial instruments held to manage the interest rate and currency profile
Interest rate swaps	—	(30)	—	(4)
Currency swaps	—	16	—	20
Foreign exchange contracts	—	(1)	—	2

Note:
Other financial assets, other financial liabilities, cash at bank and in hand, short-term deposits and short-term borrowings: the fair value approximates to the carrying value due to the short maturity periods of these financial instruments. Medium and long-term borrowings: the fair value is based on market values or, where these are not available, on the quoted market prices of comparable debt issued by other companies. Interest rate swaps: the fair value of interest rate swaps is based on market values. At December 31, 2001 the notional principal value of these swaps was £2,391m (2000: £2,057m). Currency swaps: the fair value of these contracts is based on market values. At December 31, 2001 the Group had £924m (2000: £890m) of such contracts outstanding.

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

	unrecognised
	gains	losses	total net gains/(losses)	deferred gains
	£m	£m	£m	£m
Gains and losses on hedges at December 31, 2000	41	(23)	18	2
Gains and losses arising in previous years that were recognised in 2001	(2)	—	(2)	(2)

Gains and losses arising before December 31, 2000 that were not recognised in 2001	39	(23)	16	—
Gains and losses arising in 2001 that were not recognised in 2001	4	(35)	(31)	—

Unrecognised gains and losses on hedges at December 31, 2001	43	(58)	(15)	—
Of which:
Gains and losses expected to be recognised in 2002	—	(1)	(1)	—

Gains and losses expected to be recognised in 2003 or later	43	(57)	(14)	—

21. Other creditors

	2001	2000
	£m	£m
Amounts falling due within one year
Trade creditors	390	426
Taxation	111	255
Social security and other taxes	2	3
Other creditors	85	121
Accruals and deferred income	501	567
Obligations under finance leases	5	6
Dividends	109	106

	1,203	1,484

Amounts falling due after more than one year
Other creditors	30	21
Accruals and deferred income	15	3
Obligations under finance leases	9	10

	54	34

22. Deferred taxation

	2001	2000
	£m	£m
Summary of movements
At December 31, 2000	9	21
Subsidiary undertakings acquired/disposed	1	(8)
Television assets contributed	—	(8)
Transfers	(2)	8
Net release in the year	(3)	(4)

At December 31, 2001	5	9

	2001	2000
	£m	£m
Deferred taxation derives from
Capital allowances	—	4
Taxation on unremitted overseas earnings	15	19
Other timing differences	(10)	(14)

	5	9

Deferred taxation not provided
Relating to revalued assets and timing differences	—	4
Relating to gains subject to roll-over relief	1	1

	1	5

Note:

The Group has calculated deferred tax not provided on rolled over gains in 2001 taking into account the indexation allowance which would be deductible on a disposal of the asset into which the gain was rolled.

23. Other provisions for liabilities and charges

	post- retirement	deferred consideration	integration	reorgani- sations	leases	other	total
	£m	£m	£m	£m	£m	£m	£m
At December 31, 1999	95	29	24	6	25	27	206
Exchange differences	7	2	1	—	1	—	11
Subsidiary undertakings acquired/disposed	1	5	14	8	(3)	1	26
Deferred consideration arising on acquisitions	—	39	—	—	—	—	39
Television assets contributed	(2)	(14)	—	—	(1)	(2)	(19)
Transfer from creditors	1	—	3	1	1	(1)	5
Released	(2)	—	—	(1)	—	(3)	(6)
Provided	24	—	21	6	—	—	51
Utilised	(15)	(5)	(24)	(4)	(3)	(5)	(56)

At December 31, 2000	109	56	39	16	20	17	257
Exchange differences	1	1	1	—	—	—	3
Subsidiary undertakings acquired/disposed	5	—	—	—	—	3	8
Deferred consideration arising on acquisitions	—	10	—	—	—	—	10
Transfer from creditors	—	—	—	—	—	(1)	(1)
Released	—	—	(2)	(3)	—	(2)	(7)
Provided	39	—	16	22	2	3	82
Utilised	(31)	(42)	(25)	(6)	(3)	(6)	(113)

At December 31, 2001	123	25	29	29	19	14	239

Note:

a.
Post-retirement provisions are in respect of pensions, £61m (2000: £46m) and post-retirement medical benefits, £62m (2000: £63m).

b.
Deferred consideration. During the year, £30m of the balance was utilised in respect of the purchase of Forum in 2000. The balance is expected to be utilised during 2002.

c.
Integration. £14m has been provided relating to the acquisitions of Dorling Kindersley and NCS in 2000. During the year, £25m has been utilised mainly in respect of the integration of Simon & Schuster, Dorling Kindersley and NCS. The balance is expected to be utilised in the year ended December 31, 2002.

d.
Reorganisations. £22m has been provided during 2001, mostly relating to the restructuring of the Learning Network. The balance is expected to be utilised during 2002.

e.
Lease commitments. These relate primarily to onerous lease contracts, acquired as part of the purchase of subsidiary undertakings, which have expiry dates up to 2010. The provision is based on current occupancy estimates and it has been assumed that the properties will not be sublet.

24. Share capital

	number (000's)	£m
Authorised
At December 31, 2000	916,000	229

At December 31, 2001	1,170,000	293

Called up, allotted and fully paid
At December 31, 1999	612,670	153
Issued under share option and employee share schemes	2,895	1
Issued under placing	11,500	3
Issued under rights issue	170,529	42

At December 31, 2000	797,593	199
Issued under share option and employee share schemes	2,996	1

At December 31, 2001	800,589	200

Note:

The consideration received in respect of shares issued during the year was £20m (2000: £1,961m).

	when granted	number of shares (000's) restated	original subscription price (p) restated	exercise period
Options outstanding at December 31, 2000
Worldwide Save for Shares plans	1994	70	455	1999-02
	1995	89	390	2000-03
	1996	345	517	2001-04
	1997	284	530	2000-05
	1998	922	687	2001-06
	1999	1,407	913-970	2001-07
	2000	728	688-1,793	2000-08

		3,845

Discretionary share option plans	1991	34	337-365	1994-01
	1992	43	293-380	1995-02
	1994	196	567-635	1997-04
	1995	271	487-606	1998-05
	1996	484	584-683	1999-06
	1997	1,801	664-758	2000-07
	1998	2,838	847-1,090	2001-08
	1999	3,234	1,081-1,285	2002-09
	2000	7,757	100-2,481	2000-10

		16,658

	when granted	number of shares (000's)	original subscription price (p)	exercise period
Options outstanding at December 31, 2001
Worldwide Save for Shares plans	1994	13	455	1999-02
	1995	64	390	2000-03
	1996	92	517	2001-04
	1997	231	530	2000-05
	1998	457	687	2001-06
	1999	712	913-970	2001-07
	2000	358	688-1,793	2000-08
	2001	1,141	957-1,096	2004-09

		3,068

Discretionary share option plans	1992	40	293-380	1995-02
	1994	171	567-635	1997-04
	1995	202	487-606	1998-05
	1996	298	584-683	1999-06
	1997	1,208	664-758	2000-07
	1998	2,595	847-1,090	2001-08
	1999	4,711	1,081-1,922	2002-09
	2000	11,837	64-3,224	2000-10
	2001	15,467	822-1,421	2001-11

		36,529

Note:

The subscription prices have been rounded up to the nearest whole penny. The figures include replacement options granted to employees of Dorling Kindersley and the Family Education Network following their acquisition. The discretionary share option plans include all options granted under the Pearson Executive Share Option Plans, the Pearson Reward Plan, the Pearson Special Share Option Plan and the Pearson Long Term Incentive Plan.

25. Reserves

	share premium account	profit and loss account
	£m	£m
Summary of movements
At December 31, 1999	517	651
Exchange differences	—	87
Premium on issue of 185m equity shares	1,923	(8)
Goodwill arising on prior year acquisitions	—	1
Goodwill written back on business combinations	—	585
Goodwill written back	—	68
Replacement options granted on acquisition of subsidiary
—at acquisition	—	5
—post acquisition	—	1
Profit retained for the year	—	15

At December 31, 2000	2,440	1,405

Analysed as:
Joint ventures and associates	—	22
Group excluding joint ventures and associates	2,440	1,383

Summary of movements
At December 31, 2000	2,440	1,405
Exchange differences	—	19
Premium on issue of 3m equity shares	19	(2)
Goodwill written back on disposal of subsidiary undertakings and associates	—	37
Goodwill written back on disposal of subsidiary undertakings and associates by an associate	—	36
Replacement options granted on acquisition of subsidiary	—	2
Loss retained for the year	—	(568)

At December 31, 2001	2,459	929

Analysed as:
Joint ventures and associates		(31)

Group excluding joint ventures and associates		960

Note:

Cumulative goodwill relating to acquisitions made prior to 1998, which was deducted from reserves, amounts to £1,249m (2000: £1,307m). During 2001 Pearson plc received £20m on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £18m to the Group for the issue of these shares and the balance of £2m comprised contributions to the qualifying employee share ownership trust (QUEST) from subsidiary undertakings. The Group has taken advantage of the exemption available by UITF abstract 17 and has not incurred a charge on options granted at a discount to market value for its Inland Revenue approved SAYE schemes and similar overseas schemes. Included in exchange differences are exchange gains of £2m arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net investments overseas.

        All acquisitions and combinations have been consolidated applying acquisition accounting principles.

a.    Acquisition of subsidiary undertakings

	2001	2000
	£m	£m
Tangible fixed assets	5	147
Joint ventures	—	2
Associates	(3)	305
Fixed asset investments	—	38
Stocks	8	81
Debtors	(78)	175
Creditors	(19)	(255)
Provisions	(9)	(33)
Deferred taxation	(1)	8
Net borrowing acquired	83	(13)

	(14)	455
Equity minority interests	(2)	(101)

Net (liabilities)/assets acquired at fair value	(16)	354

Fair value of consideration:
Cash	(52)	(2,260)
Television assets contributed	—	(284)
Deferred cash consideration	(10)	(39)
Costs accrued	(1)	(23)
Net prior year adjustments	(8)	4
Replacement options granted	—	(5)

	(71)	(2,607)
Goodwill previously written off on businesses combined	—	(585)

Total consideration	(71)	(3,192)

Goodwill arising	87	2,838

Analysed as:
Goodwill written off to reserves	—	(1)
Goodwill attributable to associates	—	633
Goodwill attributable to subsidiaries	87	2,206

	87	2,838

Note:

Goodwill written off to reserves relates to acquisitions made before January 1, 1998.

2001
£m
Acquisition fair values
Book value of net liabilities acquired	(8)
Fair value adjustments	(8)

Fair value to the Group	(16)

Note:

Of the fair value adjustments above, £(10)m relates to the finalisation of the Dorling Kindersley and NCS fair values. Other fair value adjustments are provisional and will be finalised in the 2002 financial statements. The adjustments comprise the revaluation of net assets.

b.    Dorling Kindersley

	provisional fair value December 31, 2000	revaluations	final fair value December 31, 2001
	£m	£m	£m
Tangible fixed assets	10	—	10
Joint ventures	2	—	2
Stocks	38	2	40
Debtors	40	(2)	38
Creditors	(106)	1	(105)
Provisions	(2)	(5)	(7)
Net borrowing	(49)	—	(49)

Net liabilities acquired	(67)	(4)	(71)

Note:

Dorling Kindersley was acquired in May 2000 and provisional fair value adjustments were made in the 2000 accounts. Final fair value adjustments have been made in 2001. The most significant adjustment was to provisions, in respect of the fair value of pension liabilities acquired.

c.    National Computer Systems

	provisional fair value December 31, 2000	revaluations	final fair value December 31, 2001
	£m	£m	£m
Tangible fixed assets	115	(1)	114
Fixed asset investments	29	—	29
Stocks	32	(2)	30
Debtors	102	(1)	101
Creditors	(71)	(2)	(73)
Provisions	(20)	—	(20)
Net cash	9	—	9

Net assets acquired	196	(6)	190

Note:

NCS was acquired in September 2000 and provisional fair value adjustments were made in the 2000 accounts. Final fair value adjustments have been made in 2001.

d.    Cash flow from acquisitions

	2001	2000	1999
	£m	£m	£m
Cash—current year acquisitions	52	2,260	267
Deferred payments for prior year acquisitions and other items	76	16	(18)

Net cash outflow	128	2,276	249

27. Disposals

	2001	2000	1999
	£m	£m	£m
Disposal of subsidiary undertakings
Intangible assets	(53)	(35)	(1)
Tangible fixed assets	(7)	(3)	(14)
Stocks	(2)	(18)	(4)
Debtors	(15)	(4)	(20)
Creditors	14	—	22
Provisions	1	7	5
Deferred taxation	—	—	1
Equity minority interest	—	(50)	—
Net cash	—	—	(3)

Net assets disposed of	(62)	(103)	(14)
Proceeds received	49	192	57
Costs	(7)	(27)	(19)
Net prior year adjustments	(1)	(5)	(5)

(Loss)/profit on sale	(21)	57	19
Goodwill written back from reserves	(37)	(27)	(63)

Net (loss)/profit on sale	(58)	30	(44)

	2001	2000	1999
	£m	£m	£m
Total goodwill written back from reserves
On disposal of subsidiaries and associates	37	68	63
On disposal of subsidiaries and associates by an associate	36	—	—

	73	68	63

	2001	2000	1999
	£m	£m	£m
Cash flow from disposals
Cash—current year disposals	49	192	57
Costs paid	(8)	(27)	(9)
Deferred receipts and payments from prior year disposals and other amounts	—	(7)	(4)

Net cash inflow	41	158	44

28. Notes to consolidated statement of cash flows

	2001			2000			1999
	continuing	discontinued	total	continuing	discontinued	total	continuing	discontinued	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
a. Reconciliation of operating (loss)/profit to net cash inflow from operating activities
Total operating (loss)/profit	(56)	2	(54)	150	61	211	210	108	318
Share of operating loss of joint ventures and associates	69	(2)	67	44	(33)	11	(26)	(45)	(71)
Depreciation charges	125	—	125	94	6	100	74	8	82
Goodwill amortisation and impairment	357	—	357	187	1	188	130	—	130
(Increase) in stocks	(6)	—	(6)	(96)	(1)	(97)	(54)	(3)	(57)
Decrease in debtors	102	—	102	62	(9)	53	(85)	14	(71)
(Decrease) in creditors	(103)	—	(103)	(103)	(16)	(119)	147	(20)	127
Increase/(decrease) in operating provisions	3	—	3	(4)	—	(4)	(30)	(3)	(33)
Other and non-cash items	(1)	—	(1)	18	—	18	7	1	8

Net cash inflow from operating activities	490	—	490	352	9	361	373	60	433

Purchase of fixed assets and finance lease payments	(172)	—	(172)	(139)	(10)	(149)	(101)	(12)	(113)
Sale of operating tangible fixed assets	36	—	36	21	1	22	23	1	24
Dividends from associates	7	18	25	6	43	49	39	5	44
Other	(11)	—	(11)	(8)	—	(8)	8	—	8

Operating cash flow	350	18	368	232	43	275	342	54	396

Analysed between:
Operating cash flow before internet enterprises and other items	535	18	553	537	43	580	486	54	540
Cash effect of other items:
Dorling Kindersley exceptional payments	—	—	—	(46)	—	(46)	—	—	—
Integration costs:
Simon & Schuster/NCS	(26)	—	(26)	(36)	—	(36)	(110)	—	(110)
Dorling Kindersley	(43)	—	(43)	(25)	—	(25)	—	—	—
Cash effect of internet enterprises	(116)	—	(116)	(198)	—	(198)	(34)	—	(34)

Operating cash flow	350	18	368	232	43	275	342	54	396

Note:

The Dorling Kindersley exceptional payments in 2000 are in respect of creditors on the acquisition balance sheet beyond normal trading terms.

	cash	over- drafts	sub- total	short-term deposits	debt due within one year	debt due after one year	finance leases	total
	£m	£m	£m	£m	£m	£m	£m	£m
b. Analysis of net debt
At 31 December 2000	425	(110)	315	91	(2)	(2,705)	(16)	(2,317)
Exchange differences	(10)	1	(9)	1	—	(16)	—	(24)
Debt issue costs	—	—	—	—	—	1	—	1
Other non-cash items	—	—	—	—	(100)	99	(5)	(6)
Net cash flow	(115)	49	(66)	1	(3)	14	7	(47)

At 31 December 2001	300	(60)	240	93	(105)	(2,607)	(14)	(2,393)

At 31 December 1999	288	(38)	250	40	(9)	(2,276)	(15)	(2,010)
Exchange differences	14	(7)	7	(1)	(1)	(122)	(1)	(118)
Acquired with subsidiary*	—	—	—	—	—	—	(11)	(11)
Television assets contributed*	—	—	—	(82)	—	60	2	(20)
Debt issue costs	—	—	—	—	—	4	—	4
Other non-cash items	—	—	—	—	—	(17)	(1)	(18)
Net cash flow	123	(65)	58	134	8	(354)	10	(144)

At 31 December 2000	425	(110)	315	91	(2)	(2,705)	(16)	(2,317)

At 31 December 1998	305	(67)	238	40	(5)	(2,552)	(19)	(2,298)
Exchange differences	(23)	3	(20)	1	—	(30)	(1)	(50)
Disposed with subsidiary*	—	—	—	—	—	—	1	1
Debt issue costs	—	—	—	—	—	5	—	5
Other non-cash items	—	—	—	—	—	(5)	(7)	(12)
Net cash flow	6	26	32	(1)	(4)	306	11	344

At 31 December 1999	288	(38)	250	40	(9)	(2,276)	(15)	(2,010)

*
Excluding cash and overdrafts.

Note:

Finance leases are included within other creditors in the balance sheet (see note 21).

	2001	2000	1999
	£m	£m	£m
c. Reconciliation of net cash flow to movement in net debt
(Increase)/decrease in net debt from net cash flow	(66)	58	32
Decrease in net debt from management of liquid resources	1	134	(1)
Decrease/(increase) in net debt from other borrowings	11	(346)	302
Decrease in finance leases	7	10	11
Television assets contributed	—	(20)	—
Acquired with subsidiary	—	(11)	—
Disposed with subsidiary	—	—	1
Debt issue costs	1	4	5
Other non-cash items	(6)	(18)	(12)
Exchange differences	(24)	(118)	(50)

Movement in net debt in the year	(76)	(307)	288
Net debt at beginning of the year	(2,317)	(2,010)	(2,298)

Net debt at end of the year	(2,393)	(2,317)	(2,010)

d.
Tax paid includes £27m (2000: £30m; 1999: £100m) relating to items excluded from operating profit.

29. Contingent Liabilities

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

30. Commitments under leases

        At December 31, 2001, the Group had commitments under leases other than finance leases, to make payments in 2002 as follows:

	land and buildings	other
	£m	£m
For leases expiring:
In 2002	18	4
Between 2003 and 2006	61	18
Thereafter	69	—

	148	22

31. Related parties

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

        a.    During 2000, the Group combined its television business with CLT-Ufa and retained a 22% stake in the new combined business, the RTL Group. Significant related party transactions in respect of the television business were as follows:

        Channel 5 Television Group Ltd.    During 2000 the Group provided £22m of programming to Channel 5 Broadcasting Ltd, a wholly owned subsidiary of Channel 5 Television Group Ltd, and undertook transmission to the value of £2m for Channel 5 Engineering Services Ltd, a subsidiary of Channel 5 Television Group Ltd. During 2000 the Group paid £4m in respect of consortium relief.

        Grundy associates.    During 2000 the Group received £2m for management fees, format rights and royalties from a number of associates of Grundy Worldwide Ltd. No individual transactions were material to the Group.

        b.    Lazard Partnership.    During 2000 the Group sold its interests in the three Lazard Houses.

        The Group periodically placed funds on deposit with the Lazard Houses. The investments were made on an arm's-length basis and no transactions were individually material in the context of the Group treasury transactions. The Group also used the Lazard Houses to provide professional advice. Fees for such services for the period were not material to either party.

        There are no other related party transactions in 2001 and 2000.

32. Post balance sheet events

        On 30 January 2002 Pearson sold its 22% interest in the RTL Group for E1.5bn. The anticipated post tax profit on sale is approximately £150m before goodwill written back from reserves of £145m.

33. Company balance sheet as at December 31, 2001

	note	2001	2000
		£m	£m
Fixed assets
Tangible fixed assets	34	—	7
Investments: subsidiaries	34	5,384	2,586
Investments: own shares held	34	24	64

		5,408	2,657

Current assets
Debtors:
Subsidiaries—due within one year		2,186	2,841
Associates—due within one year		—	65
Subsidiaries—due after more than one year		1,312	2,289
Taxation		17	15
Other debtors		—	11
Prepayments and accrued income		1	4
Cash at bank and in hand	19	22	56

		3,538	5,281

Creditors—amounts falling due within one year
Short-term borrowing	20	(109)	(225)
Subsidiaries		(2,006)	(983)
Other creditors		(1)	(9)
Accruals and deferred income		(15)	(20)
Dividends		(109)	(106)

		(2,240)	(1,343)

Net current assets		1,298	3,938

Total assets less current liabilities		6,706	6,595
Creditors—amounts falling due after more than one year
Medium and long-term borrowing	20	(2,027)	(1,718)
Subsidiaries		(392)	(468)
Provisions for liabilities and charges		(2)	(2)

		(2,421)	(2,188)

Net assets		4,285	4,407

Capital and reserves
Called up share capital	24	200	199
Share premium account	34	2,459	2,440
Special reserve	34	397	397
Other reserves	34	50	50
Profit and loss account	34	1,179	1,321

Equity shareholders' funds		4,285	4,407

34. Notes to the company balance sheet

	2001	2000
	£m	£m
Tangible fixed assets (leasehold property)
Cost	1	8
Depreciation	(1)	(1)

Net book value	—	7

Note:

The company had no capital commitments for fixed assets at the end of 2001. The company transferred its leasehold property asset to a subsidiary undertaking during the year.

£m
Investment in subsidiaries
At December 31, 1999	2,401
Acquisitions	318
Subscription for additional share capital in subsidiaries	193
Disposals	(318)
Provision for diminution in value	(8)

At December 31, 2000	2,586
Subscription for additional share capital in subsidiaries	2,927
Provision for diminution in value	(128)
Revaluations	(1)

At December 31, 2001	5,384

Note:

Shares are stated at cost less provisions for diminution in value or directors' valuations.

  Own shares held

        Amounts included within own shares held relate to Pearson plc ordinary shares held in respect of the Pearson plc Employee Share Ownership Trusts (see note 16).

	share premium account	special reserve	other reserves	profit and loss account	total
	£m	£m	£m	£m	£m
Reserves
Summary of movements
At December 31, 1999	517	397	50	1,131	2,095
Premium on issue of 185m equity shares	1,923	—	—	—	1,923
Replacement options granted on acquisition of subsidiary	—	—	—	6	6
Profit for the financial year	—	—	—	348	348
Dividends	—	—	—	(164)	(164)

At December 31, 2000	2,440	397	50	1,321	4,208
Premium on issue of 3m equity shares	19	—	—	—	19
Replacement options granted on acquisition of subsidiary	—	—	—	2	2
Profit for the financial year	—	—	—	33	33
Dividends	—	—	—	(177)	(177)

At December 31, 2001	2,459	397	50	1,179	4,085

Note:

The special reserve represents the cumulative effect of cancellation of the company's share premium account. As permitted by section 230(4) of the Companies Act 1985, only the Group's profit and loss account has been presented.

35. Summary of principal differences between United Kingdom and United States of America generally accepted accounting principles

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

        The following is a summary of the material adjustments to consolidated profit for the financial year and consolidated shareholders' funds that would have been required in applying the significant differences between UK and US GAAP.

Reconciliation of consolidated (loss)/profit for the financial year

		Year ended December 31
	Note	2001	2000	1999
		£m	£m	£m
(Loss)/profit for the financial year under UK GAAP		(391)	179	294
US GAAP adjustments:
Goodwill amortization	(i)	—	(21)	(12)
Intangible amortization	(i)	(168)	(168)	(159)
Discontinued operations	(ii)	(1,016)	1,233	(58)
Disposal adjustments	(iii)	10	95	22
Pensions and other post-retirement benefits	(iv)	14	12	8
Deferred taxation	(v)	(47)	12	32
Options	(vii)	(33)	(37)	(8)
Derivatives	(viii)	(64)	(89)	13
Capitalised costs	(ix)	1	1	—
Restructuring costs	(x)	(3)	—	(6)
Acquisition adjustments	(xi)	11	80	17
Partnerships and associates	(xii)	16	8	(18)
Fixed asset investments	(xiv)	6	—	—
Interest in shares of Pearson plc	(xv)	37	—	—
Minority interests	(xvi)	4	(10)	—
Taxation effect of US GAAP adjustments	(v)	123	67	73

Total US GAAP adjustments		(1,109)	1,183	(96)

(Loss)/profit for the financial year under US GAAP		(1,500)	1,362	198

(Loss)/profit from continuing operations (less (benefit from)/charge for) applicable taxes 2001: £(128)m, 2000: £(55)m, 1999: £46m)		(480)	(37)	177
(Loss)/profit from discontinued operations prior to the measurement date (less (benefit)/charge for applicable taxes 2001 £(17)m, 2000: £136m, 1999: £42m)		(35)	1,410	21
Loss on disposal of discontinued operations (net of benefit of applicable taxes 2001 £60m)		(985)	—	—
Extraordinary charge (net of benefit of applicable taxes 2000: £5m)	(xviii)	—	(11)	—

(Loss)/profit for the financial year under US GAAP		(1,500)	1,362	198

		Year ended December 31
	Note	2001	2000	1999
Presentation of earnings per equity share under US GAAP
Earnings per equity share	(xix)	(p)	(p)	(p)
Basic:
Continuing operations		(60.3)	(5.1)	25.8
Discontinued operations		(128.3)	193.8	3.1
Extraordinary charge		—	(1.5)	—

Total		(188.6)	187.2	28.9

Diluted:
Continuing operations		(60.3)	(5.0)	25.6
Discontinued operations		(128.3)	191.5	3.1
Extraordinary charge		—	(1.5)	—

Total		(188.6)	185.0	28.7

Average shares outstanding (millions)		795.4	727.7	683.4
Dilutive effect of stock options (millions)		—	8.4	7.8

Average number of shares outstanding assuming dilution (millions)		795.4	736.1	691.2

        In 2001 the Group recorded a loss for the financial year. Consequently the effect of share options is anti-dilutive and has been excluded from the calculation of diluted loss per share. Anti-dilutive options in 2001 were 7.8 million. The weighted average number of shares in 1999 has been restated to reflect a rights issue of equity shares during 2000.

Reconciliation of consolidated shareholders' funds

		Year ended December 31
	Note	2001	2000	1999
		£m	£m	£m
Shareholders' funds under UK GAAP		3,588	4,044	1,321
US GAAP adjustments:
Goodwill	(i)	(149)	(138)	(6)
Intangibles	(i)	688	839	645
Discontinued operations	(ii)	148	1,206	395
Disposal adjustments	(iii)	3	—	—
Pensions and other post-retirement benefits	(iv)	(186)	16	4
Deferred taxation	(v)	408	381	464
Leases	(vi)	(6)	(6)	(6)
Options	(vii)	21	—	—
Derivatives	(viii)	(117)	(53)	36
Capitalised costs	(ix)	(1)	(2)	(3)
Restructuring costs	(x)	—	3	7
Acquisition adjustments	(xi)	7	13	—
Partnerships and associates	(xii)	(34)	(13)	22
Ordinary dividends	(xiii)	109	106	85
Fixed asset investments	(xiv)	(21)	(3)	—
Interest in shares of Pearson plc	(xv)	(54)	(80)	(10)
Minority interests	(xvi)	(12)	(16)	—
Taxation effect of US GAAP adjustments	(v)	(237)	(279)	(339)

Total US GAAP adjustments		567	1,974	1,294

Shareholders' funds under US GAAP		4,155	6,018	2,615

        A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(i) Goodwill and intangibles

        Both UK GAAP and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill. Under UK GAAP, prior to the implementation of Financial Reporting Standard 10, (FRS 10) "Goodwill and Intangible Assets", for periods ending prior to January 1, 1998, the Group has written off goodwill directly to the profit and loss reserve in the year of acquisition. If a subsidiary or a business is subsequently sold or closed, previously written off goodwill which was the result of the initial acquisition is taken into account in determining the profit or loss on sale or closure. For the purposes of US GAAP, all goodwill written off against reserves under UK GAAP has been reinstated as an asset on the balance sheet and is being amortized using the straight line method over a range of estimated useful lives of between 5 and 20 years.

        Under UK GAAP in order to recognize an intangible asset, the Group must be able to dispose of it without disposing of the business to which it relates. Accordingly under UK GAAP no acquired intangible assets have been recognized. Under US GAAP, acquired assets such as publishing rights, non-compete agreements, know-how, patents and advertising relationships have been recognized as intangible assets and are being amortized over a range of estimated useful lives of between 2 and 16 years. The identified intangibles have been valued based on independent appraisals and management evaluation and analysis.

        The carrying value of the Group's intangible assets comprise the following (prior year amounts have been re-stated for consistency with the current year presentation):

	Year ended December 31
	2001	2000
	£m	£m
Publishing rights	489	594
Non-compete agreements	48	82
Know-how	16	18
Patents	33	35
Advertising relationships	82	98
Other	20	12

Total	688	839

        During 2001, Pearson completed some small acquisitions with an aggregate cash purchase price of £71m. These acquisitions were recorded under the purchase method of accounting and the Group has preliminarily recorded a total of £87m in goodwill. Goodwill acquired prior to July 1, 2001 is amortized over periods ranging from 3 to 15 years. Had these acquisitions occurred as of January 1, 2001 or 2000, the impact on the Group's results of operations would not have been significant. In accordance with SFAS No.142, "Goodwill and Other Intangible Assets", goodwill of approximately £26m has not been amortized, as the related acquisitions were completed subsequent to June 30, 2001.

        The Group periodically reviews the recoverability of goodwill, not identified with impaired long-lived assets, based on estimated discounted future cash flows from operating activities compared with the carrying value of goodwill and recognizes any impairment on the basis of such comparison. Given the depressed economic conditions which has affected Dorling Kindersley's travel guides in particular, an impairment review was completed in respect of Dorling Kindersley and the carrying value of the goodwill was written down by £50m in line with the present value of the estimated future cash flows.

(ii) Discontinued operations

        On July 25, 2000, the Group combined its wholly owned television business, Pearson Television, with CLT-UFA. In consideration, it received approximately 34.1 million shares of common stock,

representing a 22% interest in the combined group, RTL Group ('RTL'). Under US GAAP, the gross proceeds received by the Group, based on the estimated fair value of the shares received, were approximately £2.5 billion. Under US GAAP, the Group recorded a partial gain of £1.3 billion, representing the 78% share of Pearson Television, which was effectively sold. Under UK GAAP, the difference between the book value of the net assets contributed and the fair value of the share of net assets received was recorded as goodwill, resulting in no gain or loss.

        The Group accounted for its ownership interest in RTL as an associate and, accordingly, recorded its share of RTL's results under the equity method. At the date of the acquisition, the Group's initial investment in RTL in the amount of £2.1 billion was comprised of its residual interest in the net assets of the Group's television business recorded at historical cost and its proportionate share of the fair value of the net assets of RTL, goodwill and direct acquisition costs.

        As the transaction was accounted for as a non-monetary exchange, the Group's share of the adjusted operating results of RTL excluded the impact of the amortization of goodwill and other acquired intangibles associated with RTL's acquisition of Pearson's television business (as reflected in its reported operating results) and included the amortization of goodwill associated with Pearson's acquisition of its interest in RTL.

        In early December 2001, the Board of Directors approved a plan to dispose of the Group's investment in RTL. On December 24, 2001, the Group announced the agreed sale of its 22% interest in RTL to Bertlesmann AG for cash consideration of E1.5 billion. In accordance with the provisions of APB 30, "Reporting the Results of Operations, Reporting the effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", the results of operations of the television segment (including both the wholly-owned Pearson Television business prior to July 2000 and the equity method investment in RTL retained after the July 2000 transaction described above) have been reclassified as a discontinued operation.

        In connection with the disposal of the RTL investment £985m was accrued as a loss on disposal reflecting the excess of the carrying value of the investment of £1,967m over the E1.5 billion proceeds to be received. Also included in the loss on disposal is the Group's share of the results of RTL (including goodwill amortization) from the measurement date to the actual disposal date of January 30, 2002 of approximately £30m. Due to the structure of the RTL disposal and the decline in the RTL share price since formation, £60m of the deferred tax provision in respect of Recoletos' RTL holding has been released on disposal.

        Operating results for the television segment for each of the three years in the period ended December 31, 2001 are classified as a discontinued operation in the accompanying reconciliation of profit and loss and shareholders' funds to US GAAP.

        Summary financial information for the discontinued television segment under US GAAP is as follows:

	Year ended December 31
	2001	2000	1999
	£m	£m	£m
Revenues	—	180	355
Net (loss)/income	(1,042)	1,249	(9)

        Non-current assets related to the discontinued television segment recorded on the balance sheet as of December 31, 2001 amounted to £922m (net of costs associated with the disposal).

(iii) Disposal adjustments

        In 2001, 2000 and 1999 gains and losses were recognized under UK GAAP on the disposal of a number of the Group's businesses and assets. Adjustments made to reconcile US GAAP and UK GAAP have an effect on the net assets of these businesses and, accordingly, a corresponding impact on the gain or loss on disposal.

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

        On February 29, 2000, the Group sold its wholly owned asset management businesses to Interactive Data Corporation ("IDC", formerly known as Data Broadcasting Corporation). In consideration, it received approximately 56.4 million shares of common stock, representing a 60% equity interest in IDC. Under US GAAP, the gross proceeds received by the Group, based on the average share price over a reasonable period of time before and after the terms of the acquisition were agreed to and announced, were approximately £435m. Under US GAAP, the Group recorded a partial pre-tax gain of £94m, representing the 40% share of the asset management businesses, which was effectively sold. Approximately £80m was recorded as the excess of the purchase price over the fair value of identifiable net assets (goodwill), which is being amortized over an estimated useful life of 10 years. Effective with completion of the transaction, the Group began consolidating IDC. Under UK GAAP, the difference between the book value of the net assets contributed and the fair value of the share of net assets received was recorded as goodwill, resulting in no gain or loss.

        Under UK GAAP, a £21.8m pre-tax gain on the sale-leaseback of certain real-estate property was recognized at the time of the sale, as the required conditions had been met. Under US GAAP, a portion of the gain on sale has been deferred as the Group retained more than a minor part but less than substantially all of the use of the property through a leaseback. The deferred gain of approximately £3m represents the present value of the minimum lease payments on the leaseback and will be recognized over the term of the leaseback.

        Under UK GAAP, a loss on the anticipated disposal of certain properties was recorded in 2001, reflecting the difference between the estimated sales proceeds and the carrying value of the assets as well as certain related costs. Under US GAAP, the property is considered to be held for continuing use in the business in accordance with the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed." The carrying value of the property will be amortized down to its estimated recoverable value by the time of the anticipated disposal. Certain other exit-related costs accrued under UK GAAP do not qualify for accrual under US GAAP as of December 31, 2001. Therefore, £9m of the anticipated loss on disposal has been reversed in the US GAAP reconciliation.

(iv) Pensions and other post-retirement benefits

Pensions

        The Group operates defined benefit pension plans for its employees and former employees throughout the world. The largest defined benefit scheme is a funded scheme operated in the UK.

        Under UK GAAP the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of Statement of Standard Accounting Practice 24 (SSAP 24) "Accounting for Pension Costs". SSAP 24 aims to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes.

        Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with Statement of Financial Accounting Standards 87 (SFAS 87) "Employers Accounting for Pensions", which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under SFAS 87, part of the surplus (the excess of plan assets over plan liabilities), the majority of which for the Group is attributable to prior acquisitions, has been recognized in the balance sheet. The remainder of the unrecognized surplus is spread over the employees' remaining service lifetimes.

        In the UK, the majority of the pension benefits for the Group's employees are provided by the Pearson Group Pension Plan. In the US, the Group sponsors several defined benefit plans in which employees participate.

        In accordance with SFAS 132, "Employer's Disclosures about Pensions and Other Post-retirement Benefits", the components of net periodic pension cost for all Group-sponsored schemes are as follows:

	Year ended December 31
	UK schemes			Non-UK schemes
	2001	2000	1999	2001	2000	1999
	£m	£m	£m	£m	£m	£m
Components of pension expense:
Service cost	16	16	16	12	13	12
Interest cost	64	62	61	5	4	4
Expected return on plan assets	(94)	(88)	(78)	(5)	(4)	(4)
Amortization of unrecognized transition asset	(2)	(2)	(3)	—	—	—
Amortization of unrecognized net loss	—	—	3	(1)	—	—
Special termination benefits	27	—	—	—	—	—
Settlement	(7)	—	—	—	—	—
Curtailment	—	—	—	(6)	—	—

Net periodic pension cost/(benefit)	4	(12)	(1)	5	13	12

        The following table sets out the benefit obligation and plan assets of the UK pension plans in accordance with US GAAP:

	UK schemes as at December 31
	2001	2000	1999
	£m	£m	£m
Change in benefit obligation:
Benefit at prior measurement date	1,041	975	1,005
Acquired in year	—	18	—
Special Termination Benefits	27	—	—
Settlements	(62)	—	—
Service cost	16	16	16
Interest cost	64	62	61
Plan participants' contribution	6	5	5
Actuarial loss/(gain)	89	18	(61)
Benefits paid	(50)	(53)	(51)

Benefit obligation at current measurement date	1,131	1,041	975

Change in plan assets:
Fair value of plan assets at prior measurement date	1,251	1,112	988
Acquired in year	—	19	—
Settlements	(62)	—	—
Actual return on plan assets	(139)	168	170
Plan participants' contribution	6	5	5
Employer contribution	6	—	—
Benefits paid	(50)	(53)	(51)

Fair value of plan assets at current measurement date	1,012	1,251	1,112

Reconciliation of Funded Status:
Funded status	(118)	210	137
Unrecognized actuarial loss/(gain)	235	(90)	(27)
Unrecognized transition obligation	(4)	(9)	(12)

Prepaid	113	111	98

Amounts recognized in the Statement of Financial Position consist of:
Prepaid benefit cost	—	111	98
Accrued benefit liability	(99)	—	—
Accumulated other comprehensive income	212	—	—

Net amount recognized	113	111	98

        As at December 31, 2001 two of the UK plans had an accumulated benefit obligation in excess of the plan assets. The accumulated benefit obligation of the UK pension plans exceeds the fair value of the plans by £99m as of the measurement date, primarily as a result of the current year actual loss on plan assets. Therefore, under US GAAP the Group is required to recognize in the statement of financial position a liability that is at least equal to the amount of the unfunded accumulated benefit obligation. Since a prepaid pension asset of £113m has been recognized under US GAAP, an additional minimum pension liability of £212m has been reflected as a reduction of equity. There is no requirement under UK GAAP to recognize a minimum pension liability in the amount of the unfunded accumulated benefit obligation. As at December 31, 2000 and 1999, none of the UK plans had an accumulated benefit obligation in excess of the plan assets.

        In July 2001, the decision was made to wind up the Westminster Press Pension Plan (a closed defined benefit plan with no active members). Benefits were enhanced up to the value of the plan assets. The assets were subsequently liquidated and transferred to Legal and General who will provide the ongoing pension benefits to the qualifying members of the scheme. This transaction has been shown as special termination benefits and a settlement in 2001.

The following table sets out the benefit obligation and plan assets of the non-UK pension plans in accordance with US GAAP:

	Non-UK schemes as at December 31
	2001	2000	1999
	£m	£m	£m
Change in benefit obligation:
Benefit at prior measurement date	66	59	62
Adjustment due to change in measurement date	—	—	(9)

As restated	66	59	53
Service cost	12	13	12
Interest cost	5	4	4
Plan amendments	(3)	—	—
Curtailment	(4)	—	—
Actuarial loss/(gain)	16	(6)	(3)
Foreign exchange impact	1	5	2
Benefits paid	(5)	(9)	(9)

Benefit obligation at current measurement date	88	66	59

Change in plan assets:
Fair value of plan assets at prior measurement date	57	45	47
Adjustment due to change in measurement date	—	—	(1)

As restated	57	45	46
Actual return on plan assets	(9)	4	6
Employer contribution	8	14	1
Foreign exchange impact	1	3	1
Benefits paid	(5)	(9)	(9)

Fair value of plan assets at current measurement date	52	57	45

Reconciliation of Funded Status:
Funded status	(36)	(9)	(14)
Unrecognized actuarial loss/(gain)	7	(20)	(12)
Unrecognized transition asset	—	—	(1)
Unrecognized prior service cost	—	(3)	(3)

Accrued benefit cost	(29)	(32)	(30)

Amounts recognized in the Statement of Financial Position consist of:
Accrued benefit liability	(35)	(32)	(30)
Accumulated other comprehensive income	6	—	—

Net amount recognized	(29)	(32)	(30)

        For the three US plans where the accumulated benefit obligations exceeded plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were £88m, £

88m and £52m, respectively for the year ended December 31, 2001 (£6m, £6m and £nil respectively for the two schemes in 2000 and 1999).

        The Pearson Inc Pension Equity Plan (one of the US defined benefit plans) was suspended as at December 31, 2001 and employees no longer earn additional defined benefits for future services. In accordance with SFAS 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", the Group recognized a curtailment gain of $8.9m (£6.2m) in 2001 reflecting the reduction in the projected benefit obligation as credits and final average compensation under the pension formula were frozen effective December 31, 2001. Under UK GAAP this gain will be spread over the expected remaining service lives of the employees in the scheme as of January 1, 2002.

        Plan assets are held in separately administered trusts and consist principally of listed debt and equity securities. The weighted average assumptions as at the end of the year used to determine the pension cost for the defined benefit plans under US GAAP were:

	2000(%)		2000(%)		1999(%)
	UK	Non-UK	UK	Non-UK	UK	Non-UK
Discount rate	6.25	7.25	6.50	8.00	6.50	7.25
Rate of return on assets	8.00	9.00	8.00	9.00	8.00	9.00
Salary growth	4.00	4.50	4.25	4.50	4.25	4.50
Pension increases	2.50	n/a	2.75	n/a	2.75	n/a

Other post-retirement benefits

        The Group also provides post-retirement health care plans for certain employees. Additional disclosures required under US GAAP are as follows:

	US post-retirement medical plans
	2001	2000	1999
	£m	£m	£m
Net periodic benefit cost:
Service cost	1	1	1
Interest cost	4	3	3

Net periodic benefit cost	5	4	4

Change in benefit obligation:
Benefit obligation at beginning of year	54	50	49
Adjustment due to change in measurement date	—	—	1

As restated	54	50	50
Service cost	1	1	1
Interest cost	4	4	3
Actuarial loss/(gain)	8	—	(3)
Benefits paid	(5)	(5)	(3)
Foreign exchange impact	1	4	2

Benefit obligation at current measurement date	63	54	50

Change in plan assets:
Employer contribution	5	5	3
Benefits paid	(5)	(5)	(3)

Fair value at current measurement date	—	—	—

Reconciliation of Funded Status:
Funded status	(63)	(54)	(50)
Unrecognized net actuarial loss	9	1	1
Unrecognized prior service cost	(1)	(1)	(1)
Amounts contributed to plan during fourth quarter	1	1	1

Accrued benefit cost	(54)	(53)	(49)

Amount recognized in statement of financial position consist of:
Accrued benefit liability	(54)	(53)	(49)
Net amount recognized	(54)	(53)	(49)

The weighted average assumptions used to determine the post-retirement benefit costs under US GAAP were:
Discount rate	7.25%	8.00%	7.25%

        For measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered medical benefits was assumed for 2002 (7% for 2001 and 2000). The rate was assumed to decrease 1.0% annually to 5.0% in 2007 and remain at that level thereafter.

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the results:

	1 percentage point increase	1 percentage point decrease
	£m	£m
Effect on post-retirement service cost and interest cost in 2001	—	—
Effect on post-retirement benefit obligation at December 31, 2001	5	(5)

(v) Deferred taxation

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

        Under US GAAP, deferred taxation is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and taxation basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred taxation assets will not be realized. The reconciling items in 2001, 2000 and 1999 reflect the impact of recording the full provision and deferred tax assets, net of valuation allowance.

        The following table analyzes (loss)/profit before taxation on a UK GAAP basis:

	2001	2000	1999
	£m	£m	£m
United Kingdom	(140)	125	339
Overseas	(297)	158	141

Total (loss)/profit before taxation	(437)	283	480

        Classification of the Group's deferred tax (liabilities) and assets under US GAAP is as follows:

	2001
Deferred tax analysis	Current assets	Current liabilities	Non-current assets	Non-current liabilities
	£m	£m	£m	£m
Fixed asset and investment related	—	—	10	(27)
Receivable related	69	—	—	—
Inventory related	46	—	—	—
Pension provisions	—	—	37	(4)
Derivatives	—	—	45	—
Other provisions and accruals	47	—	—	—
Undistributed earnings	—	(15)	—	—
Interest	3	—	—	—
Intangibles/goodwill	—	—	—	(233)
Associates	—	—	5	(3)
Tax losses	—	—	269	—
Other	29	(23)	41	(86)

	194	(38)	407	(353)
Valuation allowance	—	—	(56)	—

	194	(38)	351	(353)

	2000
Deferred tax analysis	Current assets	Current liabilities	Non-current assets	Non-current liabilities
	£m	£m	£m	£m
Fixed asset and investment related	—	—	10	(13)
Receivable related	117	—	—	—
Inventory related	56	—	—	—
Pension provisions	—	—	32	(4)
Derivatives	—	—	26	—
Other provisions and accruals	62	—	—	—
Undistributed earnings	—	(19)	—	—
Interest	36	—	—	—
Intangibles/goodwill	—	—	—	(249)
Associates	—	—	5	(123)
Tax losses	—	—	185	—
Other	13	(7)	29	(79)

	284	(26)	287	(468)
Valuation allowance	—	—	(56)	—

	284	(26)	231	(468)

	1999
Deferred tax analysis	Current assets	Current liabilities	Non-current assets	Non-current liabilities
	£m	£m	£m	£m
Fixed asset and investment related	—	—	28	(55)
Receivable related	106	—	—	—
Inventory related	59	—	—	—
Pension provisions	—	—	54	—
Other provisions and accruals	48	—	—	—
Undistributed earnings	—	(19)	—	—
Interest	10	(9)	—	—
Intangibles	—	—	—	(151)
Goodwill	—	—	—	(11)
Tax losses	—	—	183	—
Other	10	(10)	9	(57)

	233	(38)	274	(274)
Valuation allowance	(38)	—	(45)	—

	195	(38)	229	(274)

        The movements in the valuation allowance are set out below:

Valuation allowance	2001	2000	1999
	£m	£m	£m
At January 1	(56)	(83)	(137)
Acquired	(2)	(6)	—
Disposed	—	27	—
Change in estimate	7	10	63
Current year loss	(5)	—	(6)
Exchange	—	(4)	(3)

At December 31	(56)	(56)	(83)

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

(vi) Leases

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

(vii) Options

        Under UK GAAP, the Group does not recognize compensation costs under share option schemes that have not been approved by the Inland Revenue unless the exercise price is at a discount to the open market value at date of grant.

        Under US GAAP, the compensation expense associated with all stock-based awards described below is recognized in accordance with SFAS 123, "Accounting For Stock-Based Compensation". Under SFAS 123, compensation expense is determined based upon the fair value at the grant date for awards, and has been estimated using the Black Scholes model. Such compensation cost is recognized over the service life of the awards, normally the equivalent to the vesting period of such awards. Under US GAAP, the total compensation charge for stock-based compensation schemes was £42m in 2001, £45m in 2000 and £14m in 1999.

        Under UK GAAP, UITF 25, "National Insurance Contributions on share option gains", requires that a provision be made for the employer's share of the National Insurance Contributions ("NIC") on outstanding share options that are expected to be exercised. A NIC liability exists only for schemes which are not approved by the Inland Revenue and the related provision is estimated on the basis of the market value of the underlying shares at each balance sheet date. Under US GAAP, EITF 00-16, Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation, requires that the NIC liability on employee stock compensation be recognized on the date of the event triggering the measurement and payment of tax, which is deemed to be the exercise date. Therefore, an adjustment of approximately £1m has been reflected in the reconciliation to reverse the NIC accrual recorded in respect of stock options outstanding as at December 31, 2001.

        Under UK GAAP, compensation cost is charged to the income statement with the offsetting amount recorded as either a reduction of the own shares held as an asset on the balance sheet or a liability that is transferred to shareholders' funds upon exercise or expiration of the option. Under US GAAP, compensation cost is charged to the income statement with the offsetting amount recorded directly to shareholders' funds. Accordingly, as part of the reconciliation from UK to US GAAP, the amount credited to a liability account under UK GAAP has been transferred to shareholders funds.

        The Group maintains savings related share option schemes, a bonus matching share option scheme, a profit sharing award scheme and further share award schemes for selected employees, which are described below.

Annual bonus share matching plan

        The share matching plan permits senior management, (the four executive directors and the heads of the three operating divisions) as well as other senior executives in the Group, to take up to 50% of any after tax annual bonus in the form of ordinary shares. These shares will be matched by the Group on a before-tax basis at a rate of one matching share for every two shares held for three consecutive years, with an additional one share for every two shares held for a total of five consecutive years. Matching is conditional upon the recipient remaining employed by the Group at the time of grant and upon real average growth in Pearson's adjusted earnings per share of at least 3% per year during the relevant period.

Long-term Incentive Plan

        Pearson shareholders approved new long-term incentive arrangements at the annual general meeting on April 27, 2001. These arrangements have been designed to enable us to continue to recruit and retain capable and experienced executives worldwide and to ensure that their performance-related rewards are competitive in the markets in which we operate. As a result, we will be able to provide more focused reward opportunities for a wider group of executives and to have greater flexibility in designing individual remuneration packages. No stock option to subscribe for shares shall be granted to the extent that the result of that grant would exceed 10 per cent of the ordinary share capital of the company for the time being in issue or when added to the number of shares that could be issued on the exercise of stock options granted during the same calendar year, would exceed 1.5 per cent of the ordinary share capital of the company for the time being in issue.

        The plan comprises two elements:

  •
  stock options linked to the real growth in adjusted earnings per share over the three years prior to the year in which the options are granted (such options vest after 3 years), and

  •
  restricted stock, the vesting of which will normally be dependent on the level of satisfaction of a stretching corporate performance target over a three year period as determined by the personnel committee.

        Awards under the plan were made in 2001. The chairman of the board of directors is not eligible to participate.

Reward Plan

        Awards under this plan were made in 1999 and 2000 with an exercise price equal to or above the market value of the shares at the grant date. The plan has two elements:

  •
  premium-priced options ("PPOs') which vest over a period of three to seven years depending on Pearson's share price remaining above certain thresholds for specified periods of time, and conditional upon Pearson's adjusted EPS increasing by 3% per annum over the 3 year period prior to exercise. No PPO to subscribe for shares shall be granted which would result in the total number of shares issued on exercise of those options (together with any other options granted at the same time) exceeding 10% of Pearson's issued ordinary share capital.

  •
  our ordinary shares in the form of equity incentives, for the 1999 award linked to the three-year cumulative growth in our free cash flow.

        No new awards have been or will be made under this plan and the chairman of the board of directors is not eligible to participate.

Incentive Share Plan

        Pearson's Incentive Share Plan was introduced in 1993 to reward Senior Management based on the performance of the Group over the medium to longer term as measured by total shareholder return relative to the average of the FT-SE 100 total return index. There remains one outstanding award, which vests in April 2002. No new awards have been or will be made under this plan.

Executive Share Option Plan

        In 1988, 1992 and 1998, Pearson shareholders approved executive share option plans pursuant to which options are awarded to senior management and other executives and managers, based on guidelines approved by our personnel committee. These guidelines govern the total number of options that may be granted and the frequency of awards to individual grantees.

        Under the 1988 plan, the number of shares that may be issued on the exercise of options granted under the scheme shall be limited in aggregate to the lesser of (a) 20 million shares (representing 9.2% of Pearson's ordinary share capital at the adoption date), and (b) 5% of the Pearson's ordinary share capital.

        Under the 1992 plan, the number of shares that may be issued on the exercise of options granted under the scheme shall be limited in aggregate to the lesser of (a) 40 million shares (representing 7.4% of Pearson's ordinary share capital at the adoption date as adjusted for a one for one capitalisation issue on 12 June 1992), and (b) 5% of Pearson's ordinary share capital.

        Under the 1998 plan, no option to subscribe for shares shall be granted which would result in the total number of shares issued on exercise of those options (together with any other options granted at the same time) exceeding 10% of Pearson's issued ordinary share capital.

        Options awarded under these plans are granted at an exercise price equal to the market price of the shares on the date of grant. The exercise of options under this plan is subject to a real increase in Pearson's adjusted earnings per share of at least 3% per annum over a three year period.

Special Share Option Plan

        In 2000, Pearson made a special one-off award of share options (and in some cases, performance-related restricted shares being subject to a real increase in Pearson's adjusted earnings per share of at least 3% per annum over a three year period) to some of our key employees, particularly those working on our internet initiatives. In no circumstances shall shares be issued in order to satisfy options. All options shall be satisfied by a transfer of existing shares. Options were issued during 2000 with an exercise price equal to the market price of the shares on the grant date. They vest in tranches of 50% on the first anniversary of the date of grant and 25% on the second and third anniversaries of the grant date. No new shares will be issued to satisfy awards under this plan and executive directors are not eligible to participate. No new awards have been or will be made under this plan.

Employee Share Ownership Plans

        Option plans that are available to all employees and provide a discount no greater than 15% are generally considered non-compensatory under SFAS 123. The Save as You Earn Option Scheme and Worldwide Save for Shares Plan are considered compensatory under SFAS 123 since the discount is 20%. The total compensation cost (equal to the 20% discount) is recognized over the period beginning on the grant date. The Employee Stock Purchase Plan is considered compensatory under SFAS 123 because it contains a look-back provision. Further details of these schemes are provided below.

Profit Sharing Plan

        The Group operates a profit sharing plan available to all employees who have both worked for the Group for at least six months of the relevant fiscal year and who are employed by the Group at the time payment under the plan is made. All payments made under the plan are determined at the discretion of the Pearson board after consideration of Pearson's profitability for the year. Payment under the plan may be in the form of cash and/or Pearson's Ordinary Shares.

Save-for-Shares Plans

        Since 1994 there has been a Save As You Earn scheme for UK employees. In 1998, the Group introduced a Worldwide Save-for-Shares Plan. Subject to any adjustments, no shares will be issued either (a) in excess of 27,000,000 (being approximately 5% of Pearson's issued share capital at that time the scheme was introduced) or (b) which would result in the total number of shares issued or placed under option (under any Pearson incentive or share option plan) within the preceding 10 years exceeding 10% of Pearson's issued ordinary share capital at that date.

        Under these plans, Pearson's employees are invited to save a portion of their monthly salary over a period from two to seven years (at the employee's option). At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the time the employee's participation in the plan commenced.

Employee Stock Purchase Plan

        In September 2000, the Group established an Employee Stock Purchase Plan, the terms of which allow for substantially all employees in the United States to participate in the purchase of designated shares of Pearson's common stock at a price equal to the lower of 85% of the closing price at the beginning or end of such annual stock purchase period. The price at the beginning of the first annual stock purchase period was $14.70 (£10.14—at the rate of £1.00 = $1.45, the noon buying rate on December 31, 2001) per share.

        Activity with respect to Pearson's share option schemes is as follows:

	2001		2000		1999
Executive share options plans	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
	('000)	£	('000)	£	('000)	£
Outstanding at January 1	23,708	16.96	12,692	10.72	8,906	8.02
Granted	15,804	12.00	12,124	23.34	5,192	14.21
Exercised	(1,022)	8.98	(2,396)	7.28	(1,157)	5.94
Surrendered or expired	(1,961)	16.76	(861)	16.19	(249)	9.26
Rights issue adjustment(1)	—	—	2,149	—	—	—

Outstanding at December 31	36,529	15.04	23,708	16.96	12,692	10.72

Exercisable at December 31, including Employee Stock Purchase Plan	4,515	8.20	2,829	6.25
Save for Share Plans
Outstanding at January 1	3,845	8.66	3,966	7.7	4,123	6.03
Granted	1,248	9.59	686	15.52	1,472	10.22
Exercised	(1,030)	7.20	(889)	5.91	(958)	4.43
Surrendered or expired	(996)	10.56	(392)	8.57	(671)	7.12
Rights issue adjustment(1)	—	—	474	—	—	—

Outstanding at December 31	3,067	8.98	3,845	8.66	3,966	7.77

Exercisable at December 31	115	6.03	36	5.32

(1)
The number of shares has been adjusted to reflect a three-for-eleven rights issue completed in September 2000. The exercise price and number of all outstanding options at the date of the rights issue were adjusted by a factor of 0.8929 and 1.12, respectively. This adjustment was treated as a modification of the outstanding awards. Under SFAS 123, modifications result in additional compensation cost for the incremental value of the new award over the old award at the modification date. The new award was measured based on its new terms and the stock price immediately after the rights issue. The value of the old option was measured based on the stock price immediately before the rights issue, the expected life of the modified option and other relevant factors. Based on this calculation, no additional compensation cost was recorded, as the modification of the outstanding awards did not result in incremental fair value.

(2)
Prior year figures have been adjusted to include options under all the plans listed above.

        Share options outstanding and exercisable at December 31, 2001 are as follows:

	Share options outstanding
				Share options exercisable
		Weighted average remaining contractual life	Weighted average exercise price
Range of exercise prices (in £)	Options			Options	Weighted average exercise price
	('000)		£	('000)	£
0–3	2	1	2.93	2	2.93
3–6	1,110	2	5.24	766	5.35
6–9	7,147	3	7.89	1,375	6.90
9–12	7,723	6	10.01	2,487	9.71
12–15	10,553	3	14.18	—	—
15–18	1,611	6	16.48	—	—
18–21	1,790	7	19.36	—	—
21–25	8,596	8	22.37	—	—
25–30	532	3	27.63	—	—
30–35	531	5	32.24	—	—

        Share options outstanding and exercisable at December 31, 2000 are as follows:

	Share options outstanding
				Share options exercisable
		Weighted average remaining contractual life	Weighted average exercise price
Range of exercise prices (in £)	Options			Options	Weighted average exercise price
	('000)		£	('000)	£
0–3	2	2	2.93	2	2.93
3–6	1,721	3	5.18	962	5.29
6–9	2,997	5	6.98	1,894	6.72
9–12	7,343	7	10.13	7	9.43
12–15	683	4	14.26	N/A	N/A
15–18	420	10	16.55	N/A	N/A
18–21	972	8	19.23	N/A	N/A
21–25	6,366	9	22.33	N/A	N/A

        Share options outstanding and exercisable at December 31, 1999 are as follows:

	Share options outstanding
				Share options exercisable
		Weighted average remaining contractual life	Weighted average exercise price
Range of exercise prices (in £)	Options			Options	Weighted average exercise price
	('000)		£	('000)	£
0–3	39	N/A	N/A	39	2.42
3–6	2,156	1	3.85	906	4.73
6–9	4,899	4	7.63	1,264	8.50
9–12	4,387	6	10.60	N/A	N/A
12–15	3,479	9	12.15	N/A	N/A

        The following range of assumptions were used in determining the fair value of options issued under Pearson option schemes for the periods ended 31 December:

	2001	2000	1999
Risk free interest rate	4.71%–5.39%	5.15%–6.13%	4.23%–8.27%
Expected life (in years)	1–7	1–7	2–7
Volatility	41.12%–54.88%	31.90%–47.30%	21.30%–31.20%
Expected dividend yield	0%–2.12%	1.35%–1.64%	1.62%–4.47%

        The weighted average fair values of options granted in 2001, 2000 and 1999 are as follows:

	2001	2000	1999
	£m	£m	£m
Market price grants	4.29	23.93	2.80
Below market price grants	7.04	15.52	3.95
Above market price grants	—	5.49	1.01

        Shares granted under restricted share schemes are as follows:

Number Granted	Granted 2001	Weighted average fair value	Granted 2000	Weighted average fair value	Granted 1999	Weighted average fair value
	('000)	£	('000)	£	('000)	£
Reward plan	—	—	368	19.29	936	10.81
Annual Bonus Share Matching Plan	155	14.91	134	18.34	146	10.37
Special Share Plan	—	—	332	16.17	—	—
Long Term Incentive Plan	783	14.05	—	—	—	—

Subsidiary Share Option Plans

(a) Long-tem incentive plan (IDC)

        In 2000, IDC adopted the 2000 Long Term Incentive Plan (the "2000 Plan"). Under the 2000 Plan, the Compensation Committee can grant stock-based awards representing up to 20% of the total number of shares of IDC common stock outstanding at the date of grant. The 2000 Plan provides for the discretionary issuance of stock-based awards to directors, officers, and employees of IDC, as well as persons who provide consulting or other services to IDC. The exercise price of options granted under the 2000 Plan equals the market price at the date of grant. Options expire five to ten years from the date of grant and generally vest ratably over three years. Under US GAAP, Pearson has accounted for awards under the 2000 Plan in accordance with the fair value provisions of SFAS 123 using the following weighted average assumptions:

	2001	2000
Risk free interest rate	4.25%	6.00%
Expected life (in years)	4.00	4.06
Volatility	90%	109%
Expected dividend yield	0%	0%

        Activity with respect to the 2000 Plan is as follows:

	2001			2000
	Shares	Weighted average exercise price		Shares	Weighted average exercise price
	('000)	$	£	('000)	$	£
Outstanding at January 1, 2001 and February 28, 2000(1)	3,666	5.91	4.08	3,010	5.32	3.55
Granted	5,273	8.73	6.02	950	4.46	2.97
Exercised	(1,043)	5.84	4.03	(192)	2.12	1.41
Cancelled	(207)	7.51	5.18	(102)	5.64	3.76

Outstanding at December 31	7,689	7.82	5.36	3,666	5.91	3.94

(1)
Date of acquisition of 60% interest in IDC by Pearson

        The convenience translation of US dollars to sterling for 2001 has been made at the rate of £1.00 = $1.45.

        The following table summarizes information about share options outstanding and exercisable at December 31, 2001.

	Options	Weighted average remaining contractual life	Weighted average exercise price		Options	Weighted average exercise price
	('000)	Years	$	£		$	£
Range of option exercise prices:
$1.22 to $2.88 (£0.84 to £1.99)	153	1.32	2.45	1.69	150	2.44	1.68
$3.00 to $5.31 (£2.07 to £3.66)	1,334	6.12	4.56	3.14	868	4.69	3.23
$5.54 to $9.34 (£3.82 to £6.44)	6,127	8.55	8.58	5.91	1,317	7.93	5.47
$10.25 to $18.50 (£7.07 to £12.76)	75	7.29	14.23	9.81	43	14.66	10.11

	7,689				2,378

The weighted average fair value per share of options granted was $5.93 (£4.09) and $4.80 (£3.31) for the years ended December 31, 2001 and 2000 respectively.

(b) Recoletos Executive Share Option Plan

        In September 2000, the Recoletos shareholders approved the implementation of a stock option plan for Recoletos executives. A maximim of 1,307,137 shares can be granted under the plan and the granting schedule takes place over three stages. In April 2001, Recoletos executed the first stage, granting 261,427 options at an exercise price of E11.40 to 42 beneficiaries. These options vest three years after date of grant. In December 2001, Recoletos executed the second stage, granting 915,000 options at an exercise price of E4.06 to 43 beneficiaries. These options may also be exercised on the third anniversary of the grant date. The third stage will be executed between October 25 and December 25, 2002. The total number of shares granted in the year was 1,176,427. As there were no exercises or forfeitures during the year, this was also the number outstanding, at December 31, 2001. The number of options exercisable at that date was nil.

        Under US GAAP, the Group has accounted for awards under the Recoletos Executive Share Option Plan in accordance with the fair value provisions of SFAS 123 using the following weighted average assumptions:

2001
Risk free interest rate	4.86%
Expected life (in years)	3.00
Volatility	43.5%
Expected dividend yield	0.00%

        The weighted average fair values of options granted in 2001 were £0.77 and £1.26 per share for above market and below market grants, respectively.

        The convenience translation of euro to sterling has been made at the rate of £1.00 = E1.63, the noon buying rate on December 31, 2001.

(viii) Derivatives

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

        On January 1, 2001 the Group adopted SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No.133." In accordance with these statements, the Group is required to record all derivative instruments on the balance sheet at fair value. Derivatives not classified as hedges are adjusted to fair value through earnings. Changes in fair value of the derivatives that the Group has designated and that qualify as effective hedges are recorded in either other comprehensive income or earnings. Any ineffective portion of derivatives that are classified as hedges is immediately recognized in earnings. This change in accounting principle did not have a material impact on the Group's financial position, results of operations or cash flows.

        Prior to 2001, under US GAAP, derivative contracts (such as interest rate swaps, currency swaps and forward currency contracts) were also recorded at market value. All gains and losses were included in income. The instruments used to manage the Group's exposure to interest rate or foreign exchange risks did not meet the prescriptive criteria for hedge accounting under US GAAP, in particular SFAS 52, "Foreign Currency Translation", and SFAS 80, "Accounting for Futures Contracts", and the related literature providing guidance on these matters.

        The Group's notional principal amounts of derivative instruments that are off-balance-sheet under UK GAAP, by category and by currency, are listed below. The unrealized foreign exchange gains and losses on currency swaps are reflected in the balance sheet under UK GAAP.

Interest rate swaps	Maturity	2001	2000	1999
		£m	£m	£m
US dollar
Pay variable/receive fixed	2006/2011	510	168	155
Av fixed rate		7.08%
Av variable rate		2.85%
Pay fixed/receive variable	2003/2007	955	1,000	1,006
Av fixed rate		6.12%
Av variable rate		2.19%
Forward start pay fixed/receive variable	2003/2005	151	181	118
Av fixed rate		6.22%
Av variable rate		3.25%
Sterling
Pay variable/receive fixed	2002/2008	120	120	120
Av fixed rate		6.74%
Av variable rate		4.05%
Pay fixed/receive variable	2003	30	60	70
Av fixed rate		6.21%
Av variable rate		4.03%
Forward start pay variable/receive fixed	2003	100	100	100
Av fixed rate		7.00%
Av variable rate		3.36%
Euro
Pay variable/receive fixed	2003/2007	414	314	248
Av fixed rate		4.94%
Av variable rate		4.27%
Pay fixed/receive variable	2005	37	38	—
Av fixed rate		5.35%
Av variable rate		3.35%
Forward start pay fixed/receive variable	2005	74	75	—
Av fixed rate		5.34%
Av variable rate		4.25%

Currency and interest rate swaps
Pay US dollar variable/receive sterling fixed at $1.65	2002/2014
At inception of contract		150	315	375
At balance sheet date		169	344	375
Av fixed rate		2.38%
Av variable rate		7.00%
Pay US dollar fixed/receive sterling fixed at $1.59	2004/2008
At inception of contract		225	60	—
At balance sheet date		245	62	—
Av fixed pay rate		6.15%
Av fixed receive rate		8.89%
Pay sterling variable/receive Euro variable at £0.615	2003
At inception of contract		55	—	—
At balance sheet date		55	—	—
Av fixed pay rate		5.14%
Av fixed receive rate		4.32%
Pay US dollar variable/receive Euro fixed at $1.03	2004/2007
At inception of contract		441	441	93
At balance sheet date		494	484	97
Av fixed rate		3.00%
Av variable rate		5.80%
Forward foreign exchange contracts		150	57	347

        The above financial instruments represent trading instruments which do not qualify for hedge accounting under US GAAP. The Group does not meet the designation requirements and hedge effectiveness tests designation requirements which are not a requirement to obtain hedge accounting under UK GAAP. In line with the Group's treasury policy, these are however not trading instruments and are transacted solely to match underlying financial exposures.

        The principal method the Group uses to manage its interest rate risk is to enter into swaps to pay a fixed rate and receive a floating rate. The majority of these contracts are US dollar denominated, and some of them have a deferred start date, in order to maintain the desired risk profile as other contracts mature. The variable rates received are normally based on 3 month LIBOR, and the dates on which these rates are set do not exactly match those of the borrowings that are being hedged. The Group believes that its portfolio of such swaps is an efficient economic hedge of its portfolio of variable rate borrowings.

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

        The Group's policy concerning the proportion of fixed rate debt in its debt portfolio is that between 50% and 65% of current core debt (i.e. year end total borrowings net of year end cash and liquid funds) should be hedged for the next two years, and that between 40% and 60% should be hedged from two years to a date four years from the present. Within these target ranges the proportion that is hedged is triggered by a formula based on historical interest rate frequencies. Taking into account the effect of all derivative contracts, the proportion of net borrowings that were hedged at the end of 2001 was £1,397m, representing 59% of the year end financial liability portfolio, at an average fixed rate of 6.4%. This compares to 54% in 2000 calculated on the same basis.

        Of the £150m of outstanding foreign exchange contracts at December 31, 2001, £100m of receive sterling/pay euro contracts, and £42m of receive US Dollar/pay euro contracts convert the proceeds from the sale of RTL.

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

        Financial instruments with off-balance sheet credit risk consist of interest rate swaps. The maximum accounting loss the Group would incur if counterparties failed completely to perform according to the contract terms would be £19m (£24m in 2000), £9m of which is accrued interest receivable (2000: £9m). In 2001, for certain longer dated higher value derivative contracts the Group entered into mark-to-market agreements whose effect is to reduce significantly the counterparty risk of the relevant transactions by the posting of collateral between parties on a quarterly annual basis.

        In the Group's opinion there is no significant concentration of credit risk with any individual counterparty or groups of counterparties. The greatest accounting loss if a single party failed completely to perform according to the contract terms would be £10m (£15m in 2000), which relates to an AA rated financial institution.

        The following table provides a comparison by category of the carrying values under UK GAAP and the fair values of the Group's financial assets and liabilities.

	2001 Book value	2001 Fair value	2000 Book value	2000 Fair value	1999 Book value	1999 Fair value
	£m	£m	£m	£m	£m	£m
Primary financial instruments
Other financial assets	44	44	31	31	4	4
Other financial liabilities	(63)	(63)	(61)	(61)	(31)	(31)
Cash	300	300	425	425	288	288
Short term deposits	93	93	91	91	40	40
Short term borrowings	(165)	(165)	(112)	(112)	(47)	(47)
Medium and long term borrowings	(2,607)	(2,527)	(2,705)	(2,683)	(2,276)	(2,307)

	(2,398)	(2,318)	(2,331)	(2,309)	(2,022)	(2,053)
Derivative instruments
Pay fixed interest rate swaps	—	(54)	—	(12)	—	32
Pay variable interest rate swaps	—	24	—	8	—	(9)
Currency swaps	—	16	—	20	—	10
Foreign exchange contracts	—	(1)	—	2	—	1

Total	(2,398)	(2,333)	(2,331)	(2,291)	(2,022)	(2,019)

        The fair values of receivables and payables are not materially different from their book values due to their short term nature. All derivative instruments are held at fair value as at 31 December 2001. For a discussion of the basis for estimating the fair value for each category of financial instruments refer to Note 20.

(ix) Capitalised Costs

        The group has capitalized certain amounts under UK GAAP for computer hardware, software and consulting services. Under US GAAP, certain of these costs cannot be capitalized and must be expensed as incurred. The resulting adjustment takes into consideration the treatment of these costs, as well as any depreciation taken in subsequent periods.

(x) Restructuring costs

        Certain restructuring costs recorded in prior periods under UK GAAP did not meet the criteria specified under US GAAP to be recorded as a liability in those periods. Under US GAAP these costs have been recorded in the period in which the obligation exists.

        In 2001, the group continued, as planned, to reduce its underlying costs and create new revenue opportunities by integrating the acquisitions made in the previous year (Dorling Kindersley, Forum and NCS) within its established business operations. It also accelerated the process of integrating its recently formed internet enterprises (particularly Learning Network and FT.com) within its core education and business information operations. At the same time, it moved quickly to reduce the cost base of its advertising, corporate training and technology related operations, which, as expected, were the businesses, most affected by the economic downturn. These moves did result in a reduction in the number of staff employed in these particular operations (although other group operations recruited new staff as their businesses continued to grow). Wherever possible, severance was on a voluntary basis. In each case, the group did all it reasonably could to help employees find new jobs either inside or outside the company.

        The total restructuring charge in 2001 was £101m, with £70m remaining as a short term liability as at December 31, 2001, and relates primarily to staff severance and lease exit costs. These costs have been accounted for in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" and Staff Accounting Bulletin 100, "Restructuring and Impairment Charges". Compulsory severance costs are accrued after a plan has been approved and the required communications have been made. All other costs are incremental and relate to existing contractual obligations that do not have any future economic benefit (e.g. vacant lease provisions).

        The costs incurred are summarized below:

	Redundancies	Facility exit costs	Other
	£m	£m	£m
Accrued at December 31, 2000	18	6	13
2001 expense	35	35	31
Utilisation	(27)	(11)	(26)
Other adjustments	(4)	4	(4)

Accrued at December 31, 2001	22	34	14

Total number of employees to be terminated	2,061
Number of employees terminated in 2001	1,335
Number of employees remaining to be terminated	726

(xi) Acquisition adjustments

        Acquisition adjustments principally relate to restructuring provisions recognized under US GAAP in purchase accounting as an increase in goodwill under EITF 95-3 "Recognition of Liabilities in Purchase Accounting". These principally relate to DK in 2001 and 2000, Simon & Schuster in 1999. Under UK GAAP, these costs were treated as period costs and were recorded as exceptional items in the profit and loss account.

        Under US GAAP, the Group cannot hedge the foreign-currency risk related to a purchase business combination because only direct costs of an acquisition are allowed to be included in the purchase price. Derivative gains and losses do not qualify as direct costs. As a result, gains relating to foreign-currency forward contracts of £59m were recorded in earnings in 2000. This amount was reflected as an adjustment to the purchase price under UK GAAP.

        During 2001, Pearson incurred integration costs of approximately £11m which have been taken as adjustments to the purchase price. These costs were incurred in the course of integrating Dorling Kindersley and NCS into the Penguin and Pearson Education businesses respectively.

        The costs incurred are summarized below:

	Redundancies	Facility exit costs	Other
	£m	£m	£m
Accrued at December 31, 2000	5	—	19
2001 accruals	5	6	—
Utilisation	(6)	(3)	(11)
Other adjustments	(3)	—	(5)

Accrued at December 31, 2001	1	3	3

Total number of employees to be terminated	366
Number of employees terminated in 2001	350
Number of employees remaining to be terminated	16

(xii) Partnerships and associates

        There is no difference under UK and US GAAP in the accounting for partnerships and associates. However, the accounts of partnerships and associates must be adjusted from UK to US GAAP, which has an impact on the results of the partnerships and associates, as well as the carrying value of the investment in these entities. Principal differences identified with respect to the Group's investments in partnerships and associates include: goodwill amortization, pensions, derivatives, and goodwill impairment charges.

        The following table provides details, under US GAAP, of associates as at December 31, 2001.

	Market value	Net assets	Goodwill	Carrying value	Amortization period
	£m	£m	£m	£m	years
Economist Newspaper Ltd(1)	—	19	5	24	20
MarketWatch.com Inc.	19	19	—	19	3

(1)
The Economist is not publicly traded and does not have a readily determinable market value.

        As of December 31, 2001, the Group held a 34% interest in MarketWatch.com Inc ("MW.com"), a publicly traded financial media company providing web-based comprehensive, real-time business news, financial programming and analytical tools, as well as licensing content and tools in custom designed format for brokerages and other online businesses. This investment is accounted for under the equity method of accounting. Under US GAAP, in accordance with APB No.18, "The Equity Method of Accounting for Investments in Common Stock", the Group periodically reviews its equity method investments for impairment. These reviews are performed to determine whether declines in market values of investments below their carrying values are deemed to be other than temporary. Factors considered in making this evaluation include near-term prospects of the investee, the length of time the stock value has been depressed, and the financial condition of the industry. During 2001, the Group recorded a £36m pre-tax write-down of MW.com related to the market value declines of that company's stock as this decline was deemed to be "other than temporary" as defined in SFAS 121 "Accounting for the Impairment of Long-lived Assets". No write-down was recorded under UK GAAP, as the Group did not deem the decline in value to be permanent.

RTL Group

        In December 2001, the Group agreed to sell its investment in RTL. This investment and the historical results of the television segment have been reclassified as a discontinued operation. Refer to item (ii) for further details.

        Summary financial information for RTL, as of and for the years ended December 31, 2001 and 2000, is presented in the table below. The amounts shown represent consolidated RTL operating results and financial position and have been translated using a convenience rate of £1.00 = E1.63. These amounts differ significantly from RTL's results and financial position presented under IAS primarily as a result of the following:

  •
  Reflecting the continuation of the joint venture arrangements established between BWTV and RTL, the contribution of 50% of CLT-UFA Holding to RTL in July 2000 was recorded under IAS at the historical book value of the assets contributed. For the purposes of this presentation, the contribution has been accounted for under the purchase method resulting in the recognition of additional goodwill. This additional goodwill was impaired in 2001 reflecting a significant deterioration in advertising market conditions triggered by the economic recession in the US and then in Europe.

  •
  Investments in joint ventures that have been proportionally consolidated, as allowed under IAS, are accounted for under the equity method for the purposes of this presentation.

	2001	2000
	£m	£m
Current assets	1,237	1,395
Non-current assets	4,739	9,462
Current liabilities	(1,337)	(1,410)
Non-current liabilities	(286)	(371)
Minority Interest	11	9
Net revenues	2,093	1,563
Loss from operations	(4,528)	(47)
Net loss	(4,625)	(63)

MarketWatch.com Inc

        Summary financial information for MW.com, as of and for the years ended December 31, 2001 and 2000 is presented in the table below. The amounts shown represent the audited consolidated MW.com operating results and financial position based on publicly available information and have been translated using a convenience rate of £1.00 = $1.45.

	2001	2000
	£m	£m
Current assets	31	41
Non-current assets	21	58
Current liabilities	(6)	(7)
Net revenues	32	37
Gross profit	19	23
Loss from operations	(53)	(61)
Net loss	(53)	(63)

(xiii) Ordinary dividends

        Under UK GAAP, ordinary dividends proposed are provided for in the year in respect of which they are recommended by the board of directors although approval of the final dividend will not take place until the Annual General Meeting subsequent to the year-end. Under US GAAP, such dividends are provided for in the year in which they are declared and approved by the board of directors.

(xiv) Fixed asset investments

        Under UK GAAP, fixed asset investments are stated at cost less provisions for diminution in value, or as revalued by the directors. Under US GAAP, SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires debt and equity securities with readily ascertainable market values be adjusted to market value at the end of each period. Unrealized market value gains and losses are charged to earnings if the securities are traded for short-term profit. Otherwise securities are classified as "available for sale" and unrealized gains and losses are reported as a separate component of other comprehensive income until realized.

        At December 31, 2001 and 2000 all securities covered by SFAS 115 were designated by management as available for sale. One such security was sold in 2001 at its carrying value.

        The Group periodically evaluates the business prospects and financial position of those companies whose securities it holds. The Group pays special attention to those securities whose market values have declined materially for reasons other than changes in interest rates or general market conditions. Where such an evaluation does not support a realizable value equal to or greater than the carrying value of the investment, and such a decline in market value is determined to be other than temporary, the carrying amount is reduced to its estimated net realizable value. The amount of the reduction is reported as a realized loss in the period in which it is determined. Following such a review during 2001, the Group concluded that other than temporary declines of £55m had occurred and reflected this as a non operating item under UK GAAP as amounts written off investments. This realized loss has been reflected as an operating loss under US GAAP.

(xv) Interest in shares of Pearson plc

        Under UK GAAP, shares in Pearson plc held by the employee share ownership trusts are recorded in the balance sheet within fixed asset investments. These shares are recorded at cost including expenses. Under US GAAP, shares in Pearson plc held by the employee share ownership trusts are recorded at cost as a direct reduction to shareholders funds.

        Under UK GAAP, the carrying value of shares in Pearson plc has been written down by £37m to reflect the market value of the shares on December 31, 2001 due to the decline in the market value of these shares since the date of purchase. Under US GAAP, this impairment charge has been reversed.

(xvi) Minority interests

        Minority interests represent the minority share of US GAAP adjustments.

(xviii) Extraordinary charge

        The extraordinary charge in 2000 represents the amortization of an arrangement fee in respect of a borrowing facility, which has been accelerated due to the early redemption of the facility.

(xix) Presentation of earnings per equity share

        Under US GAAP an entity that reports a discontinued operation, an extraordinary item or cumulative effect of an accounting change must present basic and diluted EPS for those line items. Accordingly, the Group has presented EPS for income from continuing operations, discontinued operations, extraordinary charge and net income.

        In 2001 the Group recorded a loss for the financial year. Consequently the effect of share options is anti-dilutive and has been excluded from the calculation of diluted loss per share.

(xx) Other disclosures required by US GAAP

Presentation in the Financial Statements

        Under UK GAAP, operating profit may be shown before specific costs that under US GAAP would be included within operating profit. Additionally, the presentation of earnings per share is not limited to basic and diluted earnings per share on the net profit or loss for the period attributable to ordinary shareholders. Presentation of operating profit before certain costs and additional earnings per share data is allowable when management believe that it provides useful information to an investor and presents a true and fair view of the Group's results. Under US GAAP, costs such as goodwill amortization and other items would be included within operating profit. Earnings per share may only be presented on a basic and diluted basis for profit or loss from continuing operations, discontinued operations, extraordinary items, cumulative effect of an accounting change, and net profit or loss for the period. Accordingly, the presentation "adjusted earnings per equity share after internet enterprises" and "adjusted earnings per equity share before internet enterprises" is not allowed under US GAAP.

        Under UK GAAP, charges to reflect the impairment of fixed assets and strategic investments together with gains and losses on the sale of fixed assets and subsidiaries are reflected as non-operating items. Such items are typically reflected as part of operating income under US GAAP.

Comprehensive income

        SFAS 130 "Reporting Comprehensive Income" requires prominent presentation of a primary statement showing total recognized gains and losses (total comprehensive income). The total gains and losses recognized in the period attributable to shareholders' comprises net income plus gains and losses recognized directly in equity, such as movements in foreign currency translation differences. The Group has opted to display comprehensive income in accordance with UK GAAP. Total gains and losses are presented in the UK GAAP primary statement under "Statement of total recognized gains and losses". The movements in shareholders' funds between the beginning of the year and the end of the year are presented in the UK GAAP primary statement "Reconciliation of movements in equity shareholders' funds". The components of equity shareholders' funds on a UK GAAP basis are shown in the following disclosure.

	2001	2000	1999
	£m	£m	£m
Called up share capital	200	199	153
Share premium account	2,459	2,440	517
Revaluation reserve	—	—	—
Other reserves	—	—	—
Retained earnings	772	1,267	600
Cumulative currency translation difference	157	138	51

Equity shareholders' funds at end of the year	3,588	4,044	1,321

Cash flow information

        Under UK GAAP, the Consolidated Cash Flow Statements are presented in accordance with FRS 1, as revised, Cash Flow Statements. The statements prepared under FRS 1 present substantially the same information as that required under US GAAP as interpreted by SFAS 95 "Statement of Cash Flows."

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

        A summary of the Group's operating, investing and financing activities, classified in accordance with US GAAP, are as follows:

	2001	2000	1999
	£m	£m	£m
Net cash provided by operating activities	263	108	136
Net cash (used in)/provided by investing activities	(145)	(2,063)	328
Net cash (used in)/provided by financing activities	(182)	2,078	(460)
Foreign exchange differences	(10)	13	(22)

Net (decrease)/increase in cash and cash equivalents	(74)	136	(18)
Cash and cash equivalents under US GAAP at the beginning of the year	455	319	337

Cash and cash equivalents under US GAAP at the end of the year	381	455	319

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

        The Group's segments are the same under UK GAAP and information with respect to the segments is presented in Note 2 to the financial statements. The Group has also separately disclosed information with respect to discontinued operations. Additional segmental information is presented below.

	Fixed Asset Additions
			Depreciation
Business Sectors
	2001	2000	2001	2000
	£m	£m	£m	£m
Pearson Education	103	61	76	49
FT Group	38	44	34	32
The Penguin Group	30	14	15	13

Continuing operations	171	119	125	94
Discontinued operations	—	10	—	6

	171	129	125	100

	Revenue
	2001	2000	1999
	£m	£m	£m
United States of America	2,842	2,304	1,817
Canada	133	144	115

Total North America continuing operations	2,975	2,448	1,932

Discontinued operations

        Following the sale of Pearson's investment in RTL on January 30, 2002, the results of the Group's television operations have been classified as discontinued for each of the three years ended December 31, 2001.

        In 1999, discontinued operations also relate to the withdrawal of the Group from the banking business following its disposal of its investment in Lazard on March 3, 2000. At December 31, 1999, the carrying value of the investment in Lazard on an UK GAAP basis was £149m. For the year ended December 31, 2000 and 1999, income from operations on an UK GAAP basis for Lazard was £8m and £48m respectively. A gain of £231m, on a UK GAAP basis, on the disposal of Lazard was recognized in 2000.

        The Group analyses turnover and operating profit between continuing and discontinued operations. Under US GAAP, the operating results from discontinued operations have been shown on a separate line in the profit and loss statement below income from continuing operations, net of the related tax impact.

Significant acquisitions

        During 2000, the Group acquired DK and NCS and combined its television business with CLT-UFA, retaining a 22% shareholding in the new combined business, RTL. The following unaudited pro-forma consolidated financial information presents the results of operations of the Group under UK GAAP as if the acquisitions and business combination had taken place on January 1, 2000:

	Year ended December 31, 2000	Year ended December 31, 1999
	(unaudited)	(unaudited)
Sales (£m)	4,105	3,574
Profit for the financial year (£m)	113	233
Basic earnings per equity share (p)	15.5p	34.1p
Diluted earnings per equity share (p)	15.1p	33.6p

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

Revenue Recognition

        Revenue from the sale of books is recognized when the goods are shipped, which is when title passes. A provision for sales returns is estimated on the basis of historical returns and recorded so as to allocate these returns to the same period as the original sales are recorded.

        Advertising revenue is recognized when the advertisement appears in the publication. Online advertising revenue is recognized ratably during the period in which the advertising is displayed and obligations are satisfied.

        Subscription income is recorded as revenue as earned. Deferred subscription revenue, which primarily represents amounts received from customers in advance of newspaper and magazine delivery and the supply of business information, is included in revenue over the subscription term.

        Revenue from long term contracts, such as contracts to process qualifying tests for individual professions and government departments, is recognized over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract in accordance with Statement of Position 81-1, "Accounting for Long-term Contracts". Losses on contracts are recognized in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Changes in conditions may result in revisions to estimated costs and earnings during the course of the contract and are reflected in the accounting period in which the facts that require the revision became known. Revenue recognized in excess of billings is recorded as unbilled services. Billings in excess of revenue recognized are recorded as deferred revenue until the above revenue recognition criteria are met.

        The Group recognizes software revenue in accordance with the provisions of the Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. The Group recognizes license revenue upon shipment of a product to the customer if a signed contractual agreement exists, the fee is fixed and determinable and collection of the resulting receivables is probable. For contracts with multiple elements, the Group allocates revenue to each component of the contract based on vendor-specific objective evidence of its fair value. Vendor-specific objective evidence of fair value is determined using the price charged when that element is sold separately.

        Any significant up-front set-up fees are deferred and recognized ratably over the estimated service period. Revenues for hosting services are recognized monthly as the services are provided.

        The Group recognizes revenue related to hardware maintenance and software support fees for ongoing customer support and product updates, ratably over the period of the maintenance contract. Payments for these fees are generally made in advance and are non-refundable. Revenues from professional services such as training, implementation, and consulting are recognized as the services are performed.

Lease commitments

        The following is a summary of future minimum rental payments for all leases with terms greater than one year remaining as at December 31, 2001. All leases have been classified as capital or operating in accordance with UK GAAP:

	Capital leases— land & buildings	Capital leases— plant & machinery/ other	Operating leases— land & buildings	Operating leases— plant & machinery/ other
	£m	£m	£m	£m
Fiscal year ending December 31,
2002	—	4	147	23
2003	1	1	83	18
2004	—	5	78	11
2005	—	3	76	4
2006	—	1	69	3
Thereafter	—	—	673	1

Total minimum lease payments	1	14	1,126	60

        The total operating lease expense for 2001 was £147m (2000: £105m, 1999: £95m).

Borrowings

        The Group's debt matures as follows:

2001
£m
Due in:
2002	165
2003	154
2004	351
2005	204
2006	730
Thereafter	1,168

Total	2,772

        The Group was in compliance with all debt covenants as at December 31, 2001 and 2000.

Fixed Assets

        Fully depreciated assets still being utilised by the Group have the following historical cost values:

	2001	2000
	£m	£m
Freehold buildings	10	9
Long lease property	—	1
Short lease property	4	3
Plant & machinery	138	145
Fixtures & fittings	41	39

Total	193	197

Computer software costs

        The following table sets forth the amount of computer software costs capitalized in plant & machinery.

	2001	2000
	£m	£m
Cost at December 31	128	104
Depreciation at December 31	(65)	(50)

Net book value at December 31	63	54

Depreciation charged in the year	(15)	(7)

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

Allowance for doubtful receivables

        The Group has recorded an allowance for doubtful receivables as at December 31, 2001 of £510m (2000: £496m) of which £481m (2000: £477m) is in respect of receivables due within one year.

Advertising costs

        The Group maintains an accounting policy of expensing advertising costs as incurred. The Group recorded advertising costs of £104m, £195m and £146m, during the years ended December 31, 2001, 2000 and 1999 respectively.

Stocks

        Stocks are valued at the lower of cost and net realizable value. Cost is calculated on a first in first out basis by reference to the invoiced value of supplies and attributable costs of bringing stocks to their present location and condition. Net realizable value is the estimated market value less selling costs.

Total assets and total liabilities

        US GAAP requires that total assets and total liabilities are disclosed. Total assets and total liabilities under UK GAAP are shown below.

	2001	2000	1999
	£m	£m	£m
Total assets	8,037	8,810	5,350
Total liabilities	4,449	4,766	4,029

Use of estimates

        Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Accounting estimates have been used in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets, income taxes and other items. Actual results could differ from those estimates.

Companies Act 1985

        The consolidated financial statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the years ended December 31, 2001, 2000 and 1999 have been filed with the United Kingdom's Registrar of Companies. The auditors have reported on these accounts. Their reports were unqualified and did not contain statements under Section 237 (2) or (3) of that Act.

        These consolidated financial statements include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the profit and loss account and balance sheet items.

Recently issued accounting standards

        In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001 and establishes specific criteria for the recognition of intangible assets separately from goodwill. In the event that the Group acquires goodwill subsequent to June 30, 2001 it will not be amortized. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that goodwill and intangible assets, which have indefinite useful lives, will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives be amortized. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. Pearson will adopt SFAS No. 142 beginning January 1, 2002 and at that time will stop amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141. Pearson is currently evaluating the financial impact of adopting these pronouncements. Goodwill amortization of £350m, £219m and £172m was recorded in 2001, 2000 and 1999 respectively.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 eliminates the requirement for discontinued operations to be measured on a net realizable value basis and future operating losses to be recognized before they occur. Instead, it requires that assets held for sale be valued at the lower of carrying amount or fair value less cost to sell. SFAS 144 extends the reporting requirements for discontinued operations to certain components of an entity. Under the provisions of SFAS No. 144, spin-offs and exchanges of similar productive assets are required to be recorded at the lower of carrying value of fair value and such assets classified as held and used until they are disposed of. Any resultant impairment loss is required to be recognized when the asset is disposed of. For assets that are grouped when an entity is developing estimates of future cash flows, SFAS No. 144 requires that the remaining useful life of the "primary asset" be used for the entire group. In addition SFAS No. 144 permits the use of a probability-weighted approach in developing estimates of future cash flows used to test for recoverability and in estimating fair value. Pearson will adopt SFAS No. 144 beginning in January 1, 2002 and is currently evaluating the impact of adoption.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143, which is effective for fiscal years beginning after June 15, 2002, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in SFAS No. 143, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. While the Group is not yet required to adopt SFAS No. 143, it believes the adoption will not have a material effect on its financial conditions or results of operations.

        On May 1, 2002 the Financial Accounting Standards Board ("FASB') issued SFAS No. 145, "Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical corrections". Upon adoption and in accordance with this statement, Pearson will no longer record gains and losses on debt extinguishments as extraordinary items. The Group will reclassify prior period gains and losses on debt extinguishments, originally recorded as extraordinary items, and future debt extinguishments, if any, as gains or losses in determining income from operations. The Group intends to adopt SFAS No. 145 for the 2003 financial year.

PEARSON PLC

PRINCIPAL SUBSIDIARIES AND ASSOCIATES

AS AT DECEMBER 31, 2000

Country of incorporation or registration
Subsidiaries
The principal operating subsidiaries are listed below. They operate mainly in the countries of incorporation or registration, the investments are in equity share capital and they are all 100% owned unless stated otherwise.
Pearson Education
Addison Wesley Longman Inc.	US
Addison Wesley Educational Publishers Inc.	US
Macmillan USA Inc.	US
Pearson Education Ltd..	England
Prentice Hall Inc.	US
NCS Pearson Inc.	US
FT Group
Financial Times Group Ltd*.	England
Financial Times Business Ltd.	England
Data Broadcasting Inc. (60%)	US
Les Echos SA	France
Recoletos Compania Editorial SA (78.97%)	Spain
The Penguin Group
Penguin Putnam Inc.	US
The Penguin Publishing Co Ltd.	England
Penguin Books Australia Ltd.	Australia
Dorling Kindersley Holdings Ltd*	England

*
Direct investment of Pearson plc.

	Country of incorporation or registration	Class of share	Beneficial interest %	Accounting year end
Associates
FT Group
The Economist Newspaper Ltd	England	Ord. 5p	50	March
		'B' 5p	100
		'A' 5p	Nil
		Trust 5p	Nil
Television
RTL Group SA	Luxembourg	Ord. voting	21.6	December

SIGNATURES

        The registrant hereby certifies that it meets all the of the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this annual report on its behalf.

Pearson plc
/s/ RONA FAIRHEAD Rona Fairhead Finance Director
Date: June 10, 2002

QuickLinks

TABLE OF CONTENTS
Part I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures About Market Risk
  Item 12. Description of Securities Other Than Equity Securities
Part II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. [Reserved]
  Item 15. [Reserved]
  Item 16. [Reserved]
Part III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
PEARSON PLC CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2001
CONSOLIDATED BALANCE SHEET
PEARSON PLC CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2001
PEARSON PLC STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED DECEMBER 31, 2001
RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS FOR THE YEAR ENDED DECEMBER 31, 2001
PEARSON PLC NOTES TO THE ACCOUNTS
PEARSON PLC PRINCIPAL SUBSIDIARIES AND ASSOCIATES AS AT DECEMBER 31, 2000
SIGNATURES