Form 20-F
period 2002-12-31
PEARSON PLC
filed 2003-06-05
CIK 938323

Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on June 5, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

/X/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2002

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

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

        Ordinary Shares, 25p par value 801,662,000

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes /X/        No / /

        Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 / /        Item 18 /X/

TABLE OF CONTENTS

Introduction
Business Performance Measures
Forward-Looking Statements
PART I
Item 1.	Identity of Directors, Senior Management and Advisers
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Selected Consolidated Financial Data
Dividend Information
Exchange Rate Information
Risk Factors
Item 4.	Information on the Company
Pearson
Overview of Operating Divisions
Our Strategy
Operating Divisions
Pearson Education
The FT Group
The Penguin Group
Competition
Intellectual Property
Raw Materials
Government Regulation
Licenses, Patents and Contracts
Recent Developments
Organizational Structure
Property, Plant and Equipment
Item 5.	Operating and Financial Review and Prospects
General Overview
Results of Operations
Liquidity and Capital Resources
Accounting Principles
Item 6.	Directors, Senior Management and Employees
Directors and Senior Management
Compensation of Senior Management
Share Options of Senior Management
Share Ownership of Senior Management
Employee Share Ownership Plans
Board Practices
Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Legal Proceedings
Item 9.	The Offer and Listing
Item 10.	Additional Information

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

        We have prepared the financial information contained in this Annual Report in accordance with generally accepted accounting principles in the United Kingdom, or UK GAAP, which differs in significant respects from generally accepted accounting principles in the United States, or US GAAP. We describe these differences in "Item 5. Operating and Financial Review and Prospects—Accounting Principles", and in Note 34 to our consolidated financial statements included in "Item 18. Financial Statements" of this Annual Report. Unless we indicate otherwise, any reference in this Annual Report to our consolidated financial statements is to the consolidated financial statements and the related notes, included elsewhere in this Annual Report.

        We publish our consolidated financial statements in sterling. We have included, however, references to other currencies. In this Annual Report:

  •
  references to "sterling", "pounds", "pence" or "£" are to the lawful currency of the United Kingdom,

  •
  references to "euro" or "E" are to the euro, the lawful currency of the participating Member States in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Commission, and

  •
  references to "US dollars", "dollars", "cents" or "$" are to the lawful currency of the United States.

        For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of £1.00 = $1.61, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2002. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated.

Business Performance Measures

        Throughout this report we refer to operating profit before goodwill amortization and other items, trading margin and adjusted earnings per share. Since 1998 we have reshaped the Pearson portfolio by divesting non-core interests and investing in advertising, consumer publishing and business information companies. During this period of transformation, we have used these measures to provide clearer guidance on underlying business performance. They also form part of the group of measures and indicators used by Pearson management internally to track performance. These business performance measures are not included in our audited consolidated financial statements included in this Annual Report and are non-GAAP measures for both UK and US reporting. The tables below reconcile the measures to the relevant statutory headings under UK GAAP—the definitions may not be comparable to other similarly titled measures reported by other companies.

Operating Profit before Goodwill Amortization and Other Items

	Year ended December 31
	2002	2001	2000	1999	1998
	as restated(2)

	£	£	£	£	£
	(in millions)
Total operating profit/(loss)	143	(47)	209	330	250
Add back:
Goodwill amortization	330	375	241	119	12
Goodwill impairment	10	61	—	—	—
Integration costs and year 2000 costs	10	74	40	100	127

Operating profit before goodwill amortization and other items(1)	493	463	490	549	389

Analysed as:
Continuing operations	493	426	414	433	265
Discontinued operations	—	37	76	116	124

Trading Margin

	Year ended December 31
	2002	2001	2000	1999	1998
	as restated(2)

	£	£	£	£	£
	(in millions)
Operating profit before goodwill amortization and other items(1)	493	463	490	549	389
Less:
Operating (loss)/profit before goodwill amortization and other items of associates and joint ventures	(3)	19	40	71	51
Investment income and year 2000 costs	2	2	3	10	25

Trading profit	494	442	447	468	313

Sales	4,320	4,225	3,874	3,332	2,395
Trading margin	11.4%	10.5%	11.5%	14.0%	13.1%

Adjusted Earnings Per Share

	Year ended December 31
	2002		2001		2000		1999		1998
	as restated(2)

	£		£		£		£		£
	(in millions)
(Loss)/profit for the financial year	(111)		(423)		174		335		461
Add back:
Goodwill amortization	330		375		241		119		12
Goodwill impairment	10		61		—		—		—
Integration costs and year 2000 costs	10		74		40		100		127
Non operating items	37		128		(241)		(311)		(395)
Amounts written off investments	—		92		—		—		—
Other net finance costs	37		—		24		—		—
Tax (benefit)/charge on above items	(67)		(133)		—		27		37
Minority interest share of above items	(5)		(4)		(15)		—		—

Adjusted earnings	241		170		223		270		242

Weighted average number of shares (millions)	796.3		795.4		727.7		683.4		661.0

Adjusted earnings per share	30.3	p	21.4	p	30.6	p	39.5	p	36.6	p
(1)
Other items include integration costs of £3 million in 2002 (£45 million in 2001 and £27 million in 2000) in connection with our acquisition of Dorling Kindersley Holdings plc, or DK, integration costs of £7 million in 2002 (£29 million in 2001 and £4 million in 2000) in connection with our acquisition of National Computer Systems, Inc., or NCS, integration costs in connection with our acquisition of Simon & Schuster's educational, business and professional and reference publishing business of £nil in 2002 (£nil in 2001, £9 million in 2000, £95 million in 1999 and £120 million in 1998), and year 2000 compliance costs of £nil in 2002 (£nil in 2001 and 2000, £5 million in 1999 and £7 million in 1998). Integration costs are the costs of integrating significant acquisitions into our existing businesses.

(2)
All relevant comparative figures for the years 1998 to 2001 have been restated for the adoption of FRS 19 "Deferred Tax". For further details refer to note 21 in "Item 18. Financial Statements". All the earnings per share figures for 1998 to 1999 have been restated to reflect the rights issue of ordinary shares made during 2000 in order to finance the NCS acquisition.

        Additionally, in this report we refer to our discrete internet operations as our "internet enterprises". These are significant internet ventures within Pearson Education and the FT Group whose activities and results we are able to identify separately from their print-based counterparts. For a description of our internet enterprises, see "Item 4. Information on the Company—Operating Divisions—Pearson Education" and "—The FT Group." In 1999, we began reporting revenue, operating profit and earnings per equity share before and after internet enterprises, as well as before goodwill amortization and other items. As our internet enterprises are increasingly integrated with their related businesses, the identification of internet revenue and costs is becoming more difficult. For 2002, we have reported all group and segmental figures as presented in "Item 5. Operating and Financial Review and Prospects" and in the Consolidated Profit and Loss Account included in "Item 18. Financial Statements" after the inclusion of the results from internet enterprises. However, where possible, we have continued to provide separate analyses of the results of our internet enterprises in the notes to the financial statements. For further details, refer to note 2 in "Item 18. Financial Statements."

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

  •
  operations and prospects,

  •
  growth strategy,

  •
  funding needs and financing resources,

  •
  expected financial position,

  •
  market risk,

  •
  currency risk,

  •
  US federal and state spending patterns,

  •
  internet strategy,

  •
  debt levels, and

  •
  general market and economic conditions.

        These forward-looking statements are only predictions. They involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating them, you should consider various factors, including the risks outlined under "Item 3. Key Information—Risk Factors", which may cause actual events or our industry's results to differ materially from those expressed or implied by any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Part I

Item 1. Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

Selected Consolidated Financial Data

        The table below shows selected consolidated financial data for each of the years in the five-year period ended December 31, 2002. The selected consolidated profit and loss account data for the years ended December 31, 2002, 2001 and 2000 and the selected consolidated balance sheet data as at December 31, 2002 and 2001 have been derived from our consolidated financial statements included in "Item 18. Financial Statements" in this Annual Report. The selected consolidated profit and loss account data for the years ended December 31, 1999 and 1998, and the selected consolidated balance sheet data as at December 31, 2000, 1999 and 1998 have been derived from our audited consolidated financial statements for those periods and as of those dates, which are not included in this Annual Report.

        Our consolidated financial statements have been prepared in accordance with UK GAAP, which differs from US GAAP in significant respects. See "Item 5. Operating and Financial Review and Prospects—Accounting Principles" and Note 34 to our consolidated financial statements. The consolidated financial statements contain a reconciliation to US GAAP of loss/profit for the financial year, shareholders' funds and certain other financial data.

        The selected consolidated financial information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.

        For convenience, we have translated the 2002 amounts into US dollars at the rate of £1.00 = $1.61, the noon buying rate in The City of New York on December 31, 2002.

	Year ended December 31
	2002		2002		2001		2000		1999		1998
	$		£		£		£		£		£
	(in millions, except for per share amounts)
UK GAAP Information:
Consolidated Profit and Loss Account Data
Statutory Measures
Total sales	6,955		4,320		4,225		3,874		3,332		2,395
Total sales from continuing operations(1)	6,955		4,320		4,225		3,689		2,977		1,908
(Loss)/profit after taxation	(143)		(89)		(403)		173		341		465
(Loss)/profit for the financial year	(179)		(111)		(423)		174		335		461
Total operating profit/(loss)	230		143		(47)		209		330		250
(Loss)/earnings per equity share(4)	(22.4	)¢	(13.9	)p	(53.2	)p	23.9	p	49.0	p	69.7	p
Diluted earnings per equity share(5)	(22.4	)¢	(13.9	)p	(53.2	)p	23.4	p	48.3	p	69.0	p
Other Business Performance Measures
Operating profit before goodwill amortization and other items(2)	794		493		463		490		549		389
Trading margin	11.4%		11.4%		10.5%		11.5%		14.0%		13.1%
Adjusted earnings per equity share	48.8	¢	30.3	p	21.4	p	30.6	p	39.5	p	36.6	p
Consolidated Balance Sheet Data
Total assets (Fixed assets plus Current assets)	11,032		6,852		8,241		8,990		5,529		5,450
Net assets	5,683		3,530		3,973		4,398		1,527		1,237
Long-term obligations(6)	2,797		1,737		2,616		2,715		2,286		2,562
Capital stock	322		200		200		199		153		152
Number of equity shares outstanding (millions of ordinary shares)	802		802		801		798		613		610
	Year ended December 31
	2002		2002		2001		2000
	$		£		£		£
	(in millions, except for per share amounts)
US GAAP Information(8):
Profit/(loss) for the financial year(7)	319		198		(1,500)		1,362
Profit/(loss) from continuing operations for the financial year	414		257		(475)		(30)
(Loss)/profit from discontinued operations	(60)		(37)		(40)		1,403
Loss on disposal of discontinued operations	(2)		(1)		(985)		—
Basic earnings/(loss) per equity share(3)	40.1	¢	24.9	p	(188.6	)p	187.2	p
Diluted earnings/(loss) per equity share(3)(5)	40.1	¢	24.9	p	(188.6	)p	185.0	p
Basic earnings/(loss) from continuing operations per equity share(1)(3)	52.0	¢	32.3	p	(59.7	)p	(4.1	)p
Diluted earnings/(loss) from continuing operations per equity shares(1)(3)(5)	52.0	¢	32.3	p	(59.7	)p	(4.1	)p
Basic (loss)/earnings per share from discontinued operations(3)	(7.7	)¢	(4.8	)p	(128.9	)p	192.8	p
Diluted (loss)/earnings per share from discontinued operations(3)	(7.7	)¢	(4.8	)p	(128.9	)p	190.6	p
Total assets	10,895		6,767		8,280		10,066
Shareholders' funds	5,970		3,708		4,155		6,018

(1)
Discontinued operations under UK GAAP comprise the results of the RTL Group for 2002, 2001 and 2000. Discontinued operations under US GAAP comprise the results of the Forum Corporation and the RTL Group for both 2002, 2001 and 2000.

(2)
Other items include integration costs of £3 million in 2002 (£45 million in 2001 and £27 million in 2000) in connection with our acquisition of Dorling Kindersley Holdings plc, or DK, integration costs of £7 million in 2002 (£29 million in 2001 and £4 million in 2000) in connection with our acquisition of National Computer Systems, Inc., or NCS, integration costs in connection with our acquisition of Simon & Schuster's educational, business and professional and reference publishing business of £nil in 2002 (£nil in 2001, £9 million in 2000, £95 million in 1999 and £120 million in 1998), and year 2000 compliance costs of £nil in 2002 (£nil in 2001 and 2000, £5 million in 1999 and £7 million in 1998). Integration costs are the costs of integrating significant acquisitions into our existing businesses. For a discussion of our use of business performance measures, see "Business Performance Measures" on page 5 of this Annual Report.

(3)
All relevant comparative figures for the years 1998 to 2001 have been restated for the adoption of FRS 19 "Deferred Tax". For further details refer to note 21 in "Item 18. Financial Statements". All the earnings per share figures for 1997 to 1999 have been restated to reflect the rights issue of ordinary shares made during 2000 in order to finance the NCS acquisition.

(4)
Loss/earnings per equity share is based on loss/profit for the financial period and the weighted average number of ordinary shares in issue during the period (as restated per note 3 above).

(5)
Diluted loss/earnings per equity share is based on diluted loss/earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period (as restated per note 3 above). Diluted loss/earnings comprise loss/earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options. In 2002 and 2001 the Group made a retained loss for the financial year, consequently the effect of share options is anti-dilutive and there is no difference between the loss per share and the diluted loss per share.

(6)
Long-term obligations are comprised of medium and long-term borrowings plus amounts falling due after more than one year related to obligations under finance leases.

(7)
The loss of £1,500 million in 2001 and the profit £1,362 million in 2000 are after charging goodwill amortization of £527 million and £288 million respectively. For 2002, goodwill was no longer subject to amortization under US GAAP. For further details, refer to Note 34(i) in "Item 18. Financial Statements." 2002 also incorporates a charge of £21 million in respect of the cumulative effect of a change in accounting principle. For further details, see Note 34(iv) in "Item 18. Financial Statements."

(8)
See Note 34 to the consolidated financial statements included in this Annual Report entitled "Summary of principal differences between United Kingdom and United States of America generally accepted accounting principles".

Dividend Information

        We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in October or November. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders' approval at our annual general meeting. At our annual general meeting on April 25, 2003 our shareholders approved a final dividend of 14.3p per ordinary share for the year ended December 31, 2002.

        The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in The City of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2002 fiscal year will be paid in May 2003.

Fiscal Year	Interim	Final	Total	Interim	Final	Total
	(pence per ordinary share)			(cents per ordinary share)
2002	9.1	14.3	23.4	14.7	23.0	37.7
2001	8.7	13.6	22.3	12.6	19.7	32.3
2000	8.2	13.2	21.4	13.3	18.7	32.0
1999	7.7	12.4	20.1	12.6	18.7	31.3
1998	7.2	11.6	18.8	11.9	18.7	30.6

        Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting us. Historic dividend information has been restated to reflect the rights issue of equity shares in 2000.

Exchange Rate Information

        The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per sterling. The average rate is calculated by using the average of the noon buying rates in The City of New York, on each day during a monthly period, and on the last day of each month during an annual period. On December 31, 2002, the noon buying rate for sterling was £1.00 = $1.61.

Month	High	Low
May 2003	$1.65	$1.59
April 2003	$1.60	$1.55
March 2003	$1.61	$1.56
February 2003	$1.65	$1.57
January 2003	$1.65	$1.60
December 2002	$1.61	$1.56
Year Ended December 31	Average Rate
2002	$1.51
2001	$1.45
2000	$1.52
1999	$1.62
1998	$1.66

Risk Factors

        You should carefully consider the risk factors described below, as well as the other information included in this Annual Report. Our business, financial condition or results of operation could be materially adversely affected by any or all of these risks, or by other risks that we presently cannot identify.

Our reliance on intellectual property and proprietary rights that may not be adequately protected under current laws in some jurisdictions may adversely affect our results and our ability to grow

        Our products are largely comprised of intellectual property delivered through a variety of media, including newspapers, books and the internet. We rely on trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in these products. However, we cannot assure you that our proprietary rights will not be challenged, invalidated or circumvented. Our intellectual property rights in jurisdictions such as the United States and the United Kingdom, which are the jurisdictions with the largest proportions of our operations, are well established. However, we also conduct business in other countries where the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect our future growth. Moreover, despite trademark and copyright protection, third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorization. These unauthorized activities may be more easily facilitated by the internet.

        The lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for us in protecting our proprietary rights relating to our online business processes and other digital technology rights.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive

        Our education, business information and book publishing businesses operate in highly competitive markets. These markets continue to change in response to technological innovations and other factors. In recent years, some of the markets in which we operate have experienced significant consolidation. Although we currently have strong positions in each of our market segments, further consolidation could place us at a competitive disadvantage with respect to scale, resources and our ability to develop and exploit new media technologies.

We may not be able to achieve continued growth in our operations or strengthen our financial position due to economic and political forces beyond our control

        Political and economic factors beyond our control can inhibit the growth of our operations or weaken our financial position. These factors include a significant weakening of the global advertising environment, particularly in financial advertising, US state and federal government spending patterns for educational materials, the slowing of the US economy, heightened political tensions and war affecting the United Kingdom and the United States, foreign currency exchange rate risks, trade protection measures, tax and regulatory or other economic conditions. In particular, during 2002, the ongoing weak advertising environment caused by a general decline in corporate earnings and an uncertain economic environment resulted in a continuing decline in advertising revenue. For additional information about this decline, please see "Operating and Financial Review and Prospects—Results of Operations—Year ended December 31, 2002 compared to year ended December 31, 2001", pages 26-34.

        The deterioration in the fiscal position of many US states, due to the present weak economic environment, is resulting in expenditure reductions as the US states attempt to eliminate projected fiscal deficits for 2003 and beyond. There is a risk that any expenditure cuts in education will lead to either delayed adoptions or lower expenditure on our textbooks or testing services. While we believe our education businesses will benefit from various US federal education programmes including the "no child left behind" initiative, reduced expenditures by US states for educational materials could adversely affect the financial performance of Pearson Education.

We operate in markets which are increasingly dependent on Information Technology systems and technological change

        All our businesses, to a greater or lesser extent, are dependent on technology either as a provider of software or internet services or as a user of complex information technology systems and products to support our business activities, particularly in back-office processing and infrastructure.

        We face several technological risks associated with software product development in our educational businesses, IT security (including virus and hacker attacks), e-commerce, ERP system implementations and upgrades and business continuity in the event of a major disaster in a key data center.

We operate in several markets with risks which are inherently greater than our publishing and newspaper business and which, if unmanaged, could adversely affect our financial results and potentially damage our reputation

        With the acquisition and growth of NCS we have moved into new markets and products, some of which are inherently riskier than our traditional publishing and newspaper businesses.

        Within NCS, Pearson Government Solutions provides outsourcing services to the US government and other third parties. This is a contracting business providing a variety of services from call centre operations to the complete outsourcing of administrative functions. Contract values vary significantly, from a few million to several hundred million pounds sterling over the term of the contract, which typically run for three to five years in length. As in any contract business, there are inherent risks associated with the bidding process, operational performance, contract compliance (including penalty clauses), indemnification (if available) and contract re-bidding.

        An inherent risk in our schools testing and assessment business is a student grading failure due to control breakdown in our testing and assessment products and processes.

We generate a substantial proportion of our revenue in foreign currencies, particularly the US dollar, and foreign exchange rate fluctuations could adversely affect our earnings

        We generate approximately 70% of our revenue in US dollars. We estimate that a five cent change in the average exchange rate between the US dollar and sterling during any year could affect our adjusted earnings per share by approximately 1 pence. Our earnings could be materially and adversely affected by foreign exchange rate fluctuations, particularly if the value of the US dollar continues to decline compared to sterling.

Item 4. Information on the Company

Pearson

        Pearson is a global publishing company with its principal operations in the education, business information and consumer publishing markets. We have significant operations in the United States, where we generate over 70% of our revenues, and in the United Kingdom and continental Europe. We create and manage intellectual property, which we promote and sell to our customers under well-known brand names, to inform, educate and entertain. We deliver our content in a variety of forms and through a variety of channels, including books, newspapers and internet services. We increasingly offer services as well as content, from test processing to training.

        Pearson was incorporated and registered in 1897 under the laws of England and Wales as a limited company and re-registered as a public limited company in 1981. We conduct our operations primarily through our subsidiaries and other affiliates. Our principal executive offices are located at 80 Strand, London WC2R 0RL, United Kingdom (telephone: +44 (0) 20 7010 2000). Our principal executive offices in the United States are located at 1330 Avenue of the Americas, 7th Floor, New York, New York, 10019.

Overview of Operating Divisions

        Although our businesses increasingly share markets, brands, processes and facilities, they break down into three core segments:

        Pearson Education is a global leader in educational publishing and services. We are a leading international publisher of textbooks, supplementary materials and electronic education programs for elementary and secondary school, higher education and business and professional markets worldwide. We also play a major role in the testing and certification of school students and professionals, mainly in the US.

        The FT Group consists of our international newspaper, print and online financial information, business magazine and professional publishing interests. Our flagship product is the Financial Times, known internationally for its premium editorial content and international scope both in newspaper and internet formats.

        The Penguin Group is one of the premier English language publishers in the world, with brand imprints such as Penguin, Putnam, Berkeley, Viking and Dorling Kindersley ("DK"). We publish an extensive portfolio of fiction, non-fiction, reference and illustrated works. We publish the works of many authors, including Maeve Binchy, Tom Clancy, Patricia Cornwell, Nick Hornby, Jamie Oliver, Nora Roberts and Amy Tan.

Our Strategy

        Over the past five years we have reshaped the group by divesting a range of non-core interests and investing over $7 billion in education, consumer publishing and business information companies. Our strategy is now to focus on publishing, in the broadest sense of the word, including online and on paper, in general and for specific uses for the business, education and consumer markets. In doing so, we seek to make the most of the customers, brands and processes that our three divisions share.

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

        We report Pearson Education's performance along the lines of the three markets it serves: School, Higher Education and Professional. In 2002, Pearson Education had sales of £2,756 million or 64% of Pearson's total sales (62% in 2001). The business makes approximately two thirds of its sales, and all of its profits, in the second half of the year.

  School

        In the US, our School business includes publishing, testing and software operations. Outside of the United States we have a growing English Language Teaching business and we also publish school materials in local languages in a number of countries. In the US we publish for kindergarten through 12th grade, with a comprehensive range of textbooks, supplementary materials and electronic education programs. We believe that our publishing market share in this sector is approximately 24%. Pearson Education's premier elementary school imprint, Scott Foresman, and premier secondary school imprint, Prentice Hall, publish high quality programs covering subjects such as reading, literature, math, science and social studies. We also publish supplementary teaching aids for both elementary and secondary schools and teacher-written activity books. We are a leading publisher in online assessment and digital courseware through Pearson Education Technologies and the Waterford Early Reading Program.

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

  Higher Education

        Pearson Education is the United States' largest publisher of textbooks and related course materials for colleges and universities based on sales. We believe that our market share in this sector is approximately 35%. We publish across all of the main fields of study with imprints such as Prentice Hall, Addison Wesley, Allyn & Bacon and Benjamin Cummings. We sell primarily to college professors, who choose the texts to be purchased by their students. Over 1,200 of Pearson Education's college textbooks have an interactive companion website with online study guides to reinforce text concepts, chat rooms and bulletin boards to facilitate interaction between students and faculty. An increasing number of our programs incorporate online course management systems that provide a powerful set of easy-to-use tools that allow professors to create sophisticated web-based courses. In addition, our custom publishing business works with professors to produce textbooks specifically adapted for their particular course.

  Professional

        We publish text, reference, and interactive products for IT industry professionals, graphics and design users of all types, and consumers interested in software applications and certification, professional business books, and strategy guides for those who use PC and console games. Publishing imprints in this area include Addison Wesley, Prentice Hall PTR, and Cisco (our three high end imprints), Peachpit Press, Adobe Press, Macromedia Press, and new Riders Press (our graphics and design imprints), Que/Sams (consumer and professional imprint), Prentice Hall Financial Times (professional business imprint) and Brady (software game guides imprint). We also generate revenues through our own website—InformIt. We also provide services to professional markets. We manage significant commercial contracts to implement and execute qualification and assessment systems for individual professions, including IT professionals and nurses. Our Government Solutions group manages and processes student loan applications on behalf of the US Department of Education and has a number of education, testing-related contracts with various government departments. We also provide a range of data collection and management services, including the sale of scanners, to a wide range of customers. We also provide corporate training courses to professionals.

The FT Group

        The FT Group, one of the world's leading business information companies, aims to provide a broad range of business information, analysis and services to an audience of internationally minded business people. In 2002, the FT Group had sales of £726 million, or 17% of Pearson's total Group sales (19% in 2001). The FT Group's business is global, producing a combination of news, data, comment, analysis and context. In addition to professional and business consumers, individuals worldwide are demanding such strategic business information. We believe that the FT Group is well positioned to supply information and benefit from these trends.

  The Financial Times Newspaper

        The Financial Times is a leading international daily business newspaper. Its average daily circulation of 473,587 copies in December 2002, as reported by the Audit Bureau of Circulation, gives the Financial Times the second largest circulation of any English language business daily in the world. The Financial Times derived approximately three-quarters of its revenue in 2002 from advertising and approximately one-quarter from circulation. The geographic distribution of the Financial Times average daily circulation was:

United Kingdom/Republic of Ireland	35%
Continental Europe, Africa and Middle East	32%
Americas	27%
Asia	6%

        The Financial Times newspaper is printed on contract in 21 cities around the world and has a growing international reputation. It draws upon an extensive network of international correspondents to produce unique, informative and timely business information. For production and distribution, the Financial Times uses computer-driven communications and printing technology for timely delivery of the various editions of the newspaper to the appropriate geographic markets. The Financial Times is distributed through independent news agents and direct delivery to homes and institutions.

        FT.com, the newspaper's internet service, combines agenda-setting editorial with relevant financial data and analysis, as well as a broad range of business tools including a large business search function. The following operating statistics show that, similar to the Financial Times, FT.com has quickly shown an ability to attract a large number of users:

	January 2003	January 2002
Users(1)	3,500,000	2,700,000
Page views	54,000,000	55,000,000
(1)
Users refers to the number of unique visitors to the site during the specified month.

  European Business Newspapers & Online Services

        Our pan-European network of national business newspapers and online services includes France's leading business newspaper, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansión and Expansiondirecto.com. In February 2000, in partnership with Gruner + Jahr a new German language newspaper, we launched FT Deutschland with a fully integrated online business news, analysis and data service. By the end of 2002, the newspaper had a circulation of 83,000, a 12% increase over 2001.

  Recoletos

        We own a 79% stake in Recoletos, a publicly quoted Spanish media group that we built with its Spanish founding shareholders over several years. Recoletos' publishing businesses in Spain, Portugal and Latin America include Marca, a leading sports newspaper for the region with an average daily circulation of 382,000 in 2002, Expansión, a daily business newspaper, Actualidad Economica, a weekly business magazine, and Telva, a monthly women's magazine. It is also developing its internet activities as it seeks to extend the reach of its print-based products.

  Securities and Specialist Financial Information

        Through our controlling interest in Interactive Data Corporation ("IDC") we are one of the world's leading global providers of financial and business valuation information to institutional and individual investors. IDC supplies time-sensitive pricing, dividend, corporate action and descriptive information for approximately 3.5 million securities traded around the world. It also provides fixed income portfolio information, consulting and valuation services. Its products include eSignal, an online real-time quotation service for brokers and active traders. Additionally, in January 2003, we announced the acquisition of S&P ComStock, a real-time information service that provides worldwide financial data, news, historical information and software applications.

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

  Joint Ventures and Associates

        The FT Group also has a number of other associates and joint ventures, including:

        A 50% interest in The Economist Group, which publishes the world's leading weekly business and current affairs magazine.

        A 50% interest in FTSE International, a joint venture with the London Stock Exchange, which, among other things, publishes the FTSE index.

        A 34% interest in MarketWatch.com Inc, a publicly traded financial media company.

        A 33% interest in Vedomosti, a leading Russian business newspaper and a partnership venture with Dow Jones and Independent Media.

        A 50% interest in Business Day and Financial Mail, publishers of South Africa's leading financial newspaper and magazine.

The Penguin Group

        Penguin is one of the premier English language publishers in the world. We publish an extensive backlist and frontlist of titles, including some of the very best new fiction and non-fiction, literary prize winners and commercial blockbusters. Our titles range from history and science to essential reference. We are also one of the pre-eminent classics publishers and own some of the most highly prized and enduring brands in children's publishing, featuring popular characters such as Spot, Peter Rabbit and Madeline, as well as the books of Roald Dahl. We rank in the top three consumer publishers, based upon sales, in all major English speaking markets—the United States, the United Kingdom, Australia, New Zealand, Canada, India and South Africa.

        Penguin publishes under many imprints including Allen Lane, Avery, Berkley Books, Dorling Kindersley, Dutton, Hamish Hamilton, Michael Joseph, Plume, Putnam, Riverhead and Viking. In 2002, Penguin's US imprints placed 114 titles on The New York Times bestseller list. In the United Kingdom, 45 Penguin titles featured on the Nielsen Bookscan top fifteen bestseller list. Our illustrated reference business, Dorling Kindersley, or DK, was acquired in 2000 and is now fully integrated into Penguin. DK made an operating profit in 2002 and increased its sales by 8%, primarily due to the strength of its front list programme combined with the depth of its backlist. The frontlist contained best selling licensed products, such as Star Wars and Spiderman, as well as Rolling with the Stones and Elvis; A Celebration. In 2002, Penguin had sales of £838 million representing 19% of Pearson's total sales (19% in 2001). DK has built a unique graphic style which is now recognized around the world. Aiming to be a complete "cradle to grave" family publisher, we produce books for children and adults covering a huge variety of subjects including childcare, health, gardening, food and wine, travel, business and sports. Not only does our "lexigraphic" design approach make our books easily translatable across cultures, but it has also formed the basis of our library of 2.5 million wholly-owned digital images which have many applications—in print or online.

        Revenues are split approximately evenly between frontlist and backlist titles, minimizing Penguin's exposure to volatility in either market. The Penguin Group earns over 90% of its revenues from the sale of hard cover and paperback books. The balance comes from audio books and from the sale and licensing of intellectual property rights, such as the Beatrix Potter series of fictional characters, acting as a book distributor for a number of smaller publishing houses.

        We sell directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel which best serves the specific requirements of an order. We also sell online through third parties such as Amazon.com.

        The Penguin Group's gateway internet site, Penguin.com, provides access to its focused websites in the United States, Canada, United Kingdom and Australia. Websites have also been developed to target certain niche audiences. For example, Penguinclassics.com has an entire online service for the classics, with anthologies, original essays, interviews and discussions and links to other classics sites. In addition, we have developed the award-winning PeterRabbit.com, and we are extending rapidly our range of author websites, live webcasts and subject-specific sites, such as one for readers of romance novels. The Penguin Group aims to use the internet to increase the commercial efficiency of its existing publishing operations and to exploit its popular brands and unique content, and to continue to convert its library into digital formats suitable for e-book delivery, printing on demand and other forms of distribution.

Competition

        All of Pearson's businesses operate in highly competitive environments.

        Pearson Education competes with other publishers and creators of educational materials and services. These companies include some small niche players and some large international companies, such as McGraw-Hill, Reed Elsevier, Houghton Mifflin and Thomson. Competition is based on the ability to deliver quality products and services that address the specified curriculum needs and appeal to the school boards, educators and government officials making purchasing decisions.

        The FT Group's newspapers and magazines compete with newspapers and other information sources, such as The Wall Street Journal, by offering timely and expert journalism. It competes for advertisers with other forms of media based on the ability to offer an effective means for advertisers to reach their target audience. The efficiency of its cost base is also a competitive factor.

        The Penguin Group competes with other publishers of fiction and non-fiction books. Principal competitors include Random House and Harper Collins. Publishers compete by developing a portfolio of books by established authors and by seeking out and promoting talented new writers. Its supply chain is also a source of competitive strength.

Intellectual Property

        Our principal intellectual property assets consist of our trademarks and other rights in our brand names, particularly the Financial Times and the various imprints of Penguin and Pearson Education, as well as all copyrights in our content and our patents held in the testing business in the name of NCS. We believe we have taken all appropriate available legal steps to protect our intellectual property in all relevant jurisdictions.

Raw Materials

        Paper is the principal raw material used by each of Pearson Education, the FT Group and the Penguin Group. We purchase most of our paper through our central purchasing department located in the United States. We have not experienced and do not anticipate difficulty in obtaining adequate supplies of paper for their operations, with sourcing available from numerous suppliers. While local prices fluctuate depending upon local market conditions, we have not experienced extensive volatility in fulfilling paper requirements. In the event of a sharp increase in paper prices, we have a number of alternatives to minimize the impact on our operating margins, including modifying the grades of paper used in production.

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

Licenses, Patents and Contracts

        We are not dependent upon any particular licenses, patents or new manufacturing processes that are material to our business or profitability. Likewise, we are not materially dependant upon any contracts with suppliers or customers, including contracts of an industrial, commercial or financial nature.

Recent Developments

        In January 2003, we completed the sale of Forum, a significant division of FT Knowledge ("FTK"), to the Institute for International Research Support Services, Inc. ("IIR"). This disposal initiated the restructuring of FTK and allowed for the transfer of the two other FTK businesses to other divisions of Pearson. The transfers were effective commencing in January 2003. FT Knowledge Financial Learning, FTK's financial training business, was moved into the FT Group. Forum Custom, the e-learning solutions division, was transferred to Pearson Government Solutions. We believe the FT Group and Pearson Government Solutions will derive benefit from both these businesses. The remaining FTK divisional affairs are in the process of being closed down.

        In January 2003, IDC announced the acquisition for $115m of S&P Comstock, a real-time information service that provides worldwide financial data, news, historical information and software applications.

Organizational Structure

        Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of our significant subsidiaries, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

Name	Country of Incorporation/Residence	Percentage Interest/Voting Power
Pearson Education
Pearson Education Inc.	United States	100%
Pearson Education Ltd	England and Wales	100%
NCS Pearson Inc.	United States	100%
FT Group
The Financial Times Limited	England and Wales	100%
Financial Times Business Ltd	England and Wales	100%
Interactive Data Corporation	United States	60%
Recoletos Grupo de Comunicacion SA	Spain	79%
Les Echos SA	France	100%
The Penguin Group
Penguin Putman Inc.	United States	100%
The Penguin Publishing Co Ltd	England and Wales	100%
Dorling Kindersley Holdings Ltd	England and Wales	100%

Property, Plant and Equipment

        Our headquarters is located at leasehold premises in London, England. We own or lease approximately 280 properties in 24 countries worldwide, the majority of which are located in the United Kingdom and the United States.

        All of the properties owned and leased by us are suitable for their respective purposes and are in good operating condition.

        We own the following principal properties:

General Use of Property	Location	Area in Square Feet
Warehouse	Pittstown, Pennsylvania, USA	510,000
Warehouse	Kirkwood, New York, USA	409,000
Offices	Iowa City, Iowa, USA	310,000
Offices	Old Tappan, New Jersey, USA	212,041
Offices	Reading, Massachusetts, USA	158,527
Offices	London, UK	152,986
Printing/Processing	Owatonna, Minnesota, USA	128,000
Offices	Mesa, Arizona, USA	96,000

        We lease the following principal properties:

General Use of Property	Location	Area in Square Feet
Warehouses/Offices	Lebanon, Indiana, USA	1,091,098
Warehouse/Offices	Cranbury, New Jersey, USA	886,826
Warehouse	Indianapolis, Indiana, USA	737,850
Offices	Upper Saddle River, New Jersey, USA	474,801
Offices	Hudson St., New York, USA	302,000
Offices	London, UK	273,000
Warehouse/Offices	Harmondsworth, UK	250,658
Warehouse	Scoresby, Victoria, Australia	215,280
Warehouse	Bitterswell, UK	210,000
Offices	Avenue of the Americas, New York, USA	101,000
Offices	Bloomington, Minnesota, USA	151,056
Offices	Harlow, UK	98,000
Offices	Madrid, Spain	72,839
Offices	Bedford, Massachusetts, USA	64,349
Offices	Camberwell, Victoria, Australia	52,656

Item 5. Operating and Financial Review and Prospects

        The following discussion and analysis is based on and should be read in conjunction with the consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report. The financial statements have been prepared in accordance with UK GAAP, which differs in significant respects from US GAAP. Note 34 to our consolidated financial statements, included in "Item 18. Financial Statements", provides a description of the significant differences between UK GAAP and US GAAP as they relate to our business and provides a reconciliation to US GAAP.

        In the discussion reference is made to various business performance measures, which are not included in the statutory audited consolidated financial statements included in this Annual Report and are non GAAP financial measures for both UK and US reporting. Please refer to the description of these measures in the Introduction to this Annual Report.

General Overview

Introduction

        In 2002, sales increased 2% from £4,225 million to £4,320 million and operating profit from continuing operations before goodwill amortization and other items increased 16% from £426 million to £493 million. Reduced losses from our internet enterprises (down by 57% to £59 million from £137 million) more than offset the impact of the advertising and technology downturn and the adverse impact of currency movements.

        A £25 million loss before taxation in 2002 compares to a loss before taxation of £436 million in 2001. The decreased loss reflects improved operating profit before goodwill amortization and other items of £30 million, a reduction in goodwill amortization and impairment charges of £96 million, a reduction in integration charges of £64 million, and a reduction in losses on sale and write downs on businesses and investments of £183 million. In addition, net finance costs fell from £169 million in 2001 to £131 million in 2002. Included in net finance costs in 2002 was a charge of £37 million for cancellation of certain swap contracts and the early repayment of debt following the re-balancing of the group's debt portfolio on the receipt of the proceeds from the sale of our interest in the RTL Group, a television business. The results of the television business have been included in discontinued operations in these financial statements.

        The sale of our 22% share in the RTL Group was concluded at the end of January 2002 allowing us to pay down our debt to under £1.5 billion. 2002 marks an end of major asset changes to reconstruct the company into a set of related businesses. With more portfolio stability has come a decrease in integration charges and major internet investments.

        Pearson is now built around three complementary businesses, each of which we believe occupies a powerful position in its market and all of which share some assets and processes.

Outlook

        In 2003 we expect to make further progress in improving our adjusted earnings per share, operating free cash flow and return on invested capital. We generate approximately 70% of our sales in US dollars and a five cent change in the average exchange rate for the full year has an impact of approximately 1p on reported adjusted earnings per share. The average exchange rate in 2002 was £1.00: $1.51 and the rate on June 1, 2003, was £1.00: $1.64.

        Clearly some caution would be necessary in the event of further substantial deterioration in the global economy, but at this stage the outlook for our major businesses is:

        Pearson Education's profits are expected to benefit from growth in our school and college publishing businesses, reduced losses from our internet and corporate training operations and lower integration costs.

        Advertising revenue at the FT Group has continued to fall in the year to date reflecting general economic conditions and the uncertainty caused by the war in Iraq. However, full year profits for the FT Group are still expected to be ahead of 2002.

        At The Penguin Group, profits are expected to benefit from continued progress at Dorling Kindersley and another strong publishing schedule, which this year is more heavily weighted to the second half of the year.

Sales Information by Operating Division

        The following table shows sales information for each of the past three years by operating division:

	Year ended December 31
	2002	2001	2000
	£	£	£
	(in millions)
Pearson Education(1)	2,756	2,604	2,090
FT Group	726	801	844
The Penguin Group(1)	838	820	755

Continuing Operations	4,320	4,225	3,689

Discontinued operations(2)	—	—	185

Total	4,320	4,225	3,874

(1)
The Pearson Education operating division included sales of £843 million in 2002, £592 million in 2001 and £146 million in 2000 in respect of NCS. The Penguin Group operating division included sales of £159 million in 2002, £146 million in 2001 and £125 million in 2000 in respect of DK. Both NCS and DK were acquired during 2000 and are wholly or mainly integrated into Pearson Education and Penguin respectively.

(2)
Discontinued operations relate to our withdrawal from the television business following the disposal of our 22% interest in the RTL Group completed on January 30, 2002. Prior to the contribution of Pearson Television to the RTL Group in July 2000, television was a separate operating division of Pearson. Following the contribution we began accounting for television as an associate investment rather than as a wholly-owned operating division and thus we no longer consolidated the sales of television.

Sales Information by Geographic Market supplied

        The following table shows sales information for each of the past three years by geographic region:

	Year ended December 31
	2002	2001	2000
	£	£	£
	(in millions)
United Kingdom	411	433	449
Continental Europe	419	446	456
North America	3,139	2,975	2,448
Asia Pacific	249	241	230
Rest of World	102	130	106

Continuing operations	4,320	4,225	3,689

Discontinued operations	—	—	185

Total	4,320	4,225	3,874

Restatement

        FRS 19, the UK standard on deferred tax, has been adopted in accordance with UK GAAP requirements for the first time in these financial statements. The Group's previous policy was to make a partial provision in accordance with SSAP 15 and only recognized deferred tax liabilities to the extent that it was probable that the liabilities would crystallize. Deferred tax assets were only recognized to the extent that their recoverability was assured beyond reasonable doubt. FRS 19 requires a form of full provision to be made for deferred taxation, and therefore, the Group's previous policy of making a partial provision for deferred tax has been revised. Under FRS 19 the recognition criteria for deferred tax assets has changed, with the result that we have recognized a deferred tax asset in respect of US tax losses and other timing differences that are regarded as recoverable against future profits. The adoption of FRS 19 has also had an impact on capitalized goodwill since the restatement of deferred tax balances acquired has had a corresponding effect upon the goodwill recognized on those acquisitions. A prior year adjustment has been made in these financial statements to reflect the adoption of FRS 19 and, where indicated, comparative figures have been restated. The impact on the profit and loss account has been to increase the loss after taxation by £45m in 2002, to increase the loss after taxation by £32 million in 2001 and to decrease the profit after taxation by £5 million in 2000. The restatement also had the effect of increasing shareholders' funds by £209 million and £240 million in 2001 and 2000, respectively. For further details, refer to Note 21 in "Item 18. Financial Statements".

Exchange Rate Fluctuations

        We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was $1.51 in 2002, $1.44 in 2001 and $1.51 in 2000. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for more information.

Critical Accounting Policies

        Our consolidated financial statements, included in Item 18. "Financial Statements", are prepared based on the accounting policies described in Note 1 to the consolidated financial statements which are in conformity with UK generally accepted accounting principles, which differs in significant respects from US generally accepted accounting principles.

        The preparation of our consolidated financial statements in conformity with UK generally accepted accounting principles, and the reconciliation of these financial statements to US generally accepted accounting principles as described in Note 34, requires management to make estimates and assumptions that affect the carrying value of assets and liabilities at the date of the consolidated financial statements and the reported amount of sales and expenses during the periods reported in these financial statements. Certain of our accounting policies require the application of management judgment in selecting assumptions when making significant estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable.

        We believe that the following are our more critical accounting estimates used in the preparation of our consolidated financial statements that could have a significant impact on our future consolidated results of operations, financial position and cash flows. Actual results could differ from estimates.

Revenue Recognition

        Sales represent the amount of goods or services, net of value added tax and other sales taxes, and excluding any trade discounts and anticipated returns, provided to external customers and associates. Revenue from the sale of books is recognized when the goods are shipped, when persuasive evidence of an arrangement exists, when the fee is fixed and determinable, and when collectability is probable. A provision for sales returns is made so as to allocate these returns to the same period as the original sales are recorded. The returns provision is an estimate based on historical return rates. If these estimates do not reflect actual returns in future periods then revenues could be under or over stated for a particular period.

        Revenue from long term service contracts, such as contracts to process qualifying tests for individual professions and government departments and multi-year state assessment tests, is recognized over the contract term on a percentage of completion basis. The percentage of completion basis is generally measured on actual costs incurred to date based on a percentage of the estimated total contract costs, and this basis relies upon estimates of total contract revenue and total contract costs. The assumptions, risks, and uncertainties inherent in the application of the percentage of completion method affect the amounts and timing of revenue and related expenses reported. Numerous internal and external factors can affect estimates, including direct labor rates, utilization, and efficiency variances.

        Losses on long-term services contracts are recognized in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Changes in conditions may result in revisions to estimated costs and earnings during the course of the contract and the cumulative impact of such revisions are reflected in the accounting period in which the facts that require the revision became known.

Pre-publication Costs

        Pre-publication costs represent direct costs incurred in the development of titles prior to their publication. Some of these pre-publication costs are expensed as incurred. Where the title has a useful life in excess of one year these costs are carried forward in stock. The costs are then amortized over estimated useful lives of five years or less, commencing upon publication of the title, with a higher proportion of the amortization taken in the earlier years to match the sales profile of the products. The assessment of useful life and the calculation of amortization involve a significant amount of estimation and management judgment, as management must estimate the sales cycle and life of a particular title. The overstatement of useful lives could result in excess amounts being carried forward in stock that would otherwise have been written off to the profit and loss account in an earlier period. Reviews are performed regularly to estimate recoverability of pre-publication costs.

Royalty Advances

        Advances of royalties to authors are included within debtors when the advance is paid less any provision required to bring the amount down to its net realizable value. The royalty advance is expensed at the contracted royalty rate as the related revenues are earned. The realizable value of royalty advances held within debtors is regularly reviewed by reference to anticipated future sales of books or subsidiary publishing rights but still relies on a degree of management judgment in determining the profitability of individual author contracts. If the estimated realizable value of author contracts is overstated then this will have an adverse effect on operating profits, as these excess amounts will be written-off.

Defined Benefit Pensions

        The pension cost of the Group's defined benefit pension schemes, principally the UK-based scheme, is charged to the profit and loss account in order to apportion the cost of pensions over the service lives of the employees in the schemes. The determination of the pension costs, as well as the pension assets and obligation, depend on the selection of certain assumptions, which include the discount rate, expected long-term rate of return on scheme assets, and salary inflation rates, used by the actuaries to calculate such amounts. These assumptions are described in further detail in Note 10 to the consolidated financial statements. Although we believe the assumptions are appropriate, differences arising from actual experience or future changes in assumptions may materially affect the pensions costs recorded in the profit and loss accounts. In particular, a reduction in the realized long-term rate of return on scheme assets and a further reduction to the discount rates will result in higher pension costs in future periods.

Deferred Tax

        Deferred tax assets and liabilities require management judgment in determining the amounts to be recognized, and in particular, the extent to which deferred tax assets can be recognized. Under FRS 19, the UK generally accepted accounting principle which we adopted as required in 2002, we recognize a deferred tax asset in respect of tax losses and other timing differences. We recognize deferred tax assets to the extent that they are recoverable, based on the probability that there will be future taxable income against which these tax losses and other timing differences may be utilised. We regularly review our deferred tax assets to ensure that they are recoverable and have exercised significant judgments when considering the timing and level of future taxable income, our business plans and any future tax planning strategies in our assessment of recoverability. If a deferred tax asset is not considered recoverable, a valuation allowance is recorded to the extent that recoverability is not deemed probable.

Amortization and Impairment of Goodwill

        In accordance with UK generally accepted accounting principles, capitalized goodwill is amortized over its estimated useful life, not exceeding 20 years. The estimated useful life is determined after taking into account such factors as the nature and age of the business and the stability of the industry in which the acquired business operates as well as typical life spans of the acquired products to which the goodwill attaches. Currently the estimated useful lives ascribed to goodwill range from 3 to 20 years. Goodwill relating to acquisitions in the more established book publishing businesses is typically written off over 20 years while goodwill relating to less established businesses, for example internet-related businesses, where there is no consistent record of profitability, are being written off over 3 to 5 years. The charge for goodwill amortization is a significant item in arriving at our operating profit in the financial statements, and the estimation of useful life can therefore have a material effect on the results. Under US generally accepted accounting principles, we ceased amortization of goodwill and will test goodwill for impairment at least annually.

        Under UK GAAP, the carrying value of goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable whereas under US GAAP it is tested at least annually. Changes in circumstances resulting in a more frequent impairment review may include, but are not limited to, a significant change in which the extent or manner of acquired assets is being used to support the business, continued operating losses and projection of future losses associated with the use of assets or businesses acquired, significant changes in legal or regulatory environments affecting the use and value of the assets, and adverse economic or industry trends.

        If the carrying value of assets is deemed not recoverable, we will determine the measurement of any impairment charge on anticipated discounted future cash flows. Significant assumptions are selected by management which impact the calculation of the anticipated future cash flows, with the most critical assumptions being discount rates, the period utilized for the cash flows, and terminal values. Discount rates are generally based on our Group cost of capital adjusted for any inherent risk associated with the specific business. Terminal values incorporate management's estimate of the future life cycle of the business and of the cash flow for the period determined. Although we believe our assumptions to be appropriate, actual results may be materially different and changes to our assumptions and estimates may result in a materially different valuation of the assets. Our cash flow assumptions underlying these projections are also consistent with management's operating and strategic plans for these businesses.

        Impairments of goodwill will be evaluated on a discounted cash flow basis for each acquisition under UK generally accepted accounting principles. Impairment evaluations under US generally accepted accounting principles will be prepared at a reporting unit level as defined by Statement of Financial Accounting Standards ("SFAS") No. 142 and will incorporate a two-stage impairment test. It is possible that an impairment may be required under one set of accounting principles and not the other.

Investments

        Management reviews the carrying value of investments annually and records a charge to profit if an other-than temporary decline in the carrying value is deemed to have arisen. To assess the recoverability of the carrying value of our investments and to determine if a write-down in carrying value is other-than-temporary, we consider several factors such as the investee's ability to sustain an earnings capacity which would justify the carrying amount, the current fair value (using quoted market prices, when available), the length of time and the extent to which the fair value has been below carrying value, the financial condition and prospects of the investees, and the overall economic outlook for the industry. The evaluation of such factors involves significant management judgment and estimate in determining when a decline in value is other-than-temporary and ascribing fair value where there is no quoted market value. Changes in such estimates could have a material impact on our financial position and results of operations.

UK GAAP and US GAAP

        We prepare our financial statements in accordance with UK GAAP, which differs in significant respects from US GAAP. Our loss for the financial year ended December 31, 2002 under UK GAAP was £111 million compared with a profit of £198 million under US GAAP for the same year. The loss for the financial year ended December 31, 2001 under UK GAAP was £423 million, compared with a loss of £1,500 million under US GAAP for the same year. The profit for the financial year ended December 31, 2000 under UK GAAP was £174 million compared with profit of £1,362 million under US GAAP for the same year.

        Equity shareholders' funds at December 31, 2002 under UK GAAP were £3,338 million compared with £3,708 million under US GAAP. Equity shareholders' funds at December 31, 2001 under UK GAAP were £3,797 million compared with £4,155 million under US GAAP. Equity shareholders' funds at December 31, 2000 under UK GAAP were £4,284 million compared with £6,018 million under US GAAP.

        The main differences between UK GAAP and US GAAP relate to goodwill and intangible assets, acquisition and disposal adjustments, derivatives, pensions and stock based compensation, and are discussed in further detail under "—Accounting Principles" and in Note 34 to the consolidated financial statements.

Results of Operations

Year ended December 31, 2002 compared to year ended December 31, 2001

Consolidated Results of Operations

Sales

        Our total sales increased by £95 million to £4,320 million in 2002, from £4,225 million in 2001. The increase is mainly attributable to Pearson Education and in particular to strong performances in our Professional division and Higher Education division. The £152 million increase at Pearson Education and an £18 million increase at The Penguin Group was partially offset by the decline in FT Group revenues principally due the continuing advertising downturn. Sales were also adversely affected by the strength of sterling compared to the US dollar. We estimate that had the 2001 average rates prevailed in 2002, sales would have been higher by £163 million.

        Pearson Education, our largest business sector, accounted for 64% of our sales in 2002, compared to 62% in 2001. North America continued to be the most significant source of our sales and sales from the region continue to increase as a proportion of total sales, accounting for 73% of our sales, compared to 70% in 2001.

Cost of Sales and Net Operating Expenses

        The following table summarizes our cost of sales and net operating expenses:

	Year ended December 31
	2002			2001 (restated)
	results of operations	goodwill amortization and impairment and other items	total	results of operations	goodwill amortization and impairment and other items	total
	£	£	£	£	£	£
	(in millions)
Cost of sales	(2,064)	—	(2,064)	(1,902)	—	(1,902)

Distribution costs	(197)	—	(197)	(200)	—	(200)
Administration and other expenses	(1,622)	(302)	(1,924)	(1,745)	(424)	(2,169)
Other operating income	59	—	59	66	—	66

Net operating expenses	(1,760)	(302)	(2,062)	(1,879)	(424)	(2,303)

        Cost of Sales.    Cost of sales consists of costs for raw materials, primarily paper, production costs and royalty charges. Our cost of sales increased by £162 million, or 9%, to £2,064 million in 2002, from £1,902 million in 2001. The increase partly reflects the increase in sales over the period, but there was a reduction in overall gross margins as cost of sales as a percentage of sales increased to 48% in 2002 from 45% in 2001. The main reason for the deterioration in overall gross margins was the sales mix effect with Pearson Education contributing more of our group sales in 2002 than in 2001 and FT Group (which has generally higher margins than the rest of the group) contributing a smaller proportion of group sales in 2002 compared to 2001.

        Distribution Costs.    Distribution costs consist primarily of shipping costs, postage and packing. Our distribution costs decreased by £3 million, or 2%, to £197 million in 2002, from £200 million in 2001. Distribution costs remained at 5% of sales in both 2002 and 2001.

        Administration and Other Expenses.    Our administration and other expenses decreased by £245 million, or 11%, to £1,924 million in 2002, from £2,169 million in 2001. Administration and other expenses as a percentage of sales decreased to 45% in 2002, from 51% in 2001. Administration and other expenses in 2002 included a charge of £10 million in respect of the costs of the integration of DK and NCS, goodwill amortization of £282 million and a charge for goodwill impairment of £10 million. In 2001, administration and other expenses included a charge of £74 million in respect of the integration of DK and NCS, goodwill amortization of £292 million and a charge for goodwill impairment of £58 million. Goodwill amortization, impairment and integration costs are described further in the following paragraphs. Excluding these charges in 2002 and 2001, administration and other expenses were 38% of sales in 2002 compared to 41% in 2001. The improvement in 2002 was mainly due to the lower level of expenditure on our internet enterprises.

        Goodwill Amortization.    Goodwill amortization, including that relating to associates (£48 million in 2002; £83 million in 2001) decreased by £45 million to £330 million in 2002, from £375 million in 2001. The main reason for this decrease over last year is reduced amortization from the RTL Group following its disposal at the beginning of 2002. Goodwill is amortized over its estimated useful life, not exceeding 20 years, and thus this charge is expected to continue for the foreseeable future.

        Goodwill Impairment.    A charge for goodwill impairment of £10 million was incurred in 2002 in respect of a subsidiary of Recoletos in Argentina. In 2001, £50 million of the total impairment charge of £61 million related to DK and a further £11 million of goodwill impairments were taken in various other businesses (including £3 million relating to an associate).

        Integration Costs.    Integration costs included within administration and other expenses are primarily the costs for consolidation of property and systems and redundancy programs relating to significant recent acquisitions. In 2002 the total integration cost was £10 million of which £3 million related to DK and £7 million to NCS. In 2001 these costs totalled £74 million of which £45 million related to DK and £29 million to NCS. We do not anticipate any further integration costs from these acquisitions in 2003.

        Other Operating Income.    Other operating income mainly consists of sub-rights and licensing income and distribution commissions. Other operating income decreased to £59 million in 2002 from £66 million in 2001 with the decrease coming at both Pearson Education and Penguin where distribution commissions we receive for distributing third parties' books has declined.

Operating Profit/Loss

        The total operating profit in 2002 of £143 million compares to a loss of £47 million in 2001. This increase was principally due to a reduction in internet losses, reduced goodwill amortization and impairment, and lower integration costs. Our operating profit from continuing operations before goodwill amortization and other items increased by £67 million, or 16%, to £493 million in 2002, from £

426 million in 2001. This increase was primarily due to reduced internet losses at Pearson Education and the FT Group and strong performances from Pearson Education's Higher Education business, The Penguin Group, IDC and Recoletos. Offsetting these increases has been a decline in profit from advertising and technology related businesses, £30 million of back office consolidation costs and an adverse impact from currency movements. In 2002 operating profit was adversely affected by the weakening of the US dollar against sterling. We estimate that had the 2001 average rates prevailed in 2002, operating profit would have been £20 million greater.

        Operating profit before goodwill amortization and other items attributable to Pearson Education increased by £52 million, or 19%, to £326 million in 2002, from £274 million in 2001. The increase can be entirely attributed to the reduction in internet losses, with increases in the Higher Education businesses and reduced losses at FT Knowledge being offset by a shortfall in the School businesses.

        Operating profit before goodwill amortization and other items attributable to the FT Group increased by £8 million, or 11%, to £80 million in 2002, from £72 million in 2001. The increase was largely due to reduced internet losses and strong performances from IDC and Recoletos. The increase was partly offset by the continued decline of the business advertising market, which has adversely affected all of the FT Group's business newspapers.

        Operating profit before goodwill amortization and other items attributable to the Penguin Group increased by £7 million, or 9%, to £87 million in 2002, from £80 million in 2001. The return to profitability of DK was a major contributor to the increase.

        Our trading margin increased to 11.4% in 2002, from 10.5% in 2001. The overall increase was primarily due to the reduction in internet losses. After taking out the effect of internet losses there was a decline in trading margins due to a decline in sales at the FT Group where margins have typically been higher than the overall Group margin and lower margins within Pearson Education due to a different mix of sales with the lower margin Professional businesses contributing a greater proportion of Pearson Education sales in 2002.

        In 2002 we reduced costs across the Group and especially in those areas (such as business and financial newspapers and technology publishing) where we suffered most in the global slowdown. At the same time we ensured that we continued to invest in product development to sustain future revenue growth and invested a further £30 million in new back office systems and processes that we believe will improve our operating profit in the future.

Non-operating Items

        Losses before taxation on the sale of fixed assets, investments, businesses and associates were £37 million in 2002 compared to £128 million in 2001. In 2002 the principal items were a profit of £18 million on the sale of the RTL Group in January 2002 and a provision of £40 million for the loss on sale of our Forum business, which completed in January 2003. Other items include a loss on sale of PH Direct of £8m, a profit of £3 million on finalisation of the sale of the Journal of Commerce by the Economist and various smaller losses on investments and property. In 2001, the most significant items were £36 million for our share of the loss on sale of the Journal of Commerce by the Economist Group, a loss on the sale of iForum of £27 million, £17 million for our share of the net loss on disposals by the RTL Group and the disposal or closure of various smaller businesses and investments totalling £48 million. In 2001 we also sold FT Energy and received net cash proceeds of £43 million, although there was no significant profit and loss impact as the proceeds were equivalent to the carrying value of the business sold.

Amounts Written Off Investments

        In 2002, we continued to review our fixed asset investments and concluded that there were no material impairments. In 2001 we wrote off £92 million of our fixed asset investments. This charge followed a thorough review of our fixed asset investments, principally in the internet and new media arenas, as a result of general economic conditions and stock market declines. We provided £55 million against these investments reflecting the higher of net realizable value and value in use. The biggest items were £17 million for Business.com and £10 million for TimeCruiser. We also reviewed the carrying value of Pearson shares held to secure employee share option plans created at the time of more buoyant stock markets. Following a decline in our share price, we determined that the most appropriate course of action was to write down our investment in own shares to the market price on December 31, 2001 resulting in a charge of £37 million.

Net Finance Costs

        Net finance costs consist primarily of net interest expense related to our borrowings. Our total net interest payable decreased by £75 million, or 44%, to £94 million in 2002, from £169 million in 2001. Our average net debt decreased by £748 million from £2,639 million in 2001 to £1,891 million in 2002, while our year end indebtedness decreased to £1,408 million in 2002 compared to £2,379 million in 2001. The decrease in net debt follows the receipt of proceeds from the RTL Group disposal and improved cash flow from operations. The weighted average three month LIBOR rate, reflecting our borrowings in US dollars, euro and sterling, fell by 160 basis points, or 1.6%. The effect of these falls was mitigated by our existing portfolio of interest rate swaps, which converted over half of our variable rate commercial paper and bank debt to a fixed rate basis. As a result, our net interest rate payable averaged approximately 5.0% in 2002, falling 1.4% from 2001. During 2002 we took an additional one off charge of £37 million for cancellation of certain swap contracts and the early repayment of debt following the re-balancing of the group's debt portfolio on the receipt of the RTL Group proceeds. For a more detailed discussion of our borrowings and interest expenses see "—Liquidity and Capital Resources—Capital Resources" and "—Borrowing" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Taxation

        The overall taxation charge was £64 million in 2002, compared to a benefit of £33 million in 2001. In 2002 the Group recorded a total pre-tax loss of £25 million but there was an overall tax charge for the year of £64 million. This situation reflects the fact that there is only limited relief available for goodwill amortization charged in the profit and loss account. The total tax charge was reduced by a non-operating credit of £45 million attributable to the resolution of the tax position on the disposal of the group's remaining interest in BSkyB. In 2001 there was again only limited taxation relief available on goodwill amortization and only limited taxation relief was recognized on integration costs and losses from internet enterprises. Included in the tax benefit in 2001 was £143 million attributable to settlement during the year of the tax position on the BSkyB and Tussauds disposals which occurred in 1995 and 1998 respectively. The settlement resulted in the reversal of previously established reserves.

        The effective taxation rate on adjusted earnings, as defined below under "—Earnings Per Ordinary Share", decreased from 34.0% to 32.8%. The decrease was attributable to two main factors. There was a more favourable mix of profits between higher and lower tax regimes than in 2001; in addition there was a benefit from prior year adjustments.

Minority Interests

        Minority interests principally consist of the public's 40% interest in IDC and the public's 21% interest in Recoletos.

Loss for the Financial Year

        The loss for the financial year after taxation and equity minority interests in 2002 was £111 million compared to a loss in 2001 of £423 million. The decrease in the loss of £312 million was due to the increase in operating profit including reduced internet losses, goodwill amortization and impairment and integration costs. There was also a significant reduction in amounts written off investments and losses on the sale of fixed assets, investments, businesses and associates in 2002 compared to 2001 and reduced finance charges which more than made up for an increase in the tax charge in 2002.

Loss Per Ordinary Share

        The loss per ordinary share, which is defined as the loss divided by the weighted average number of shares in issue, was 13.9 pence in 2002 compared to 53.2 pence in 2001 based on a weighted average number of shares in issue of 796.3 million in 2002 and 795.4 million in 2001. This increase was due to the decrease in the overall loss for the financial year described above and was not significantly affected by the increase in the weighted average number of shares.

        Adjusted earnings per ordinary share increased to 30.3 pence in 2002 from 21.4 pence in 2001. Adjusted earnings exclude the profits or losses on the sale of fixed assets and investments, businesses and associates, integration costs and goodwill amortization and impairment. Also excluded in 2002 was the one off charge for early repayment of debt and cancellation of swap contracts following the receipt of proceeds from the RTL Group disposal.

        In 2002 and 2001, the Group made a loss for the financial year and the effect of share options is anti-dilutive and therefore a diluted loss per share is not shown.

Exchange Rate Fluctuations

        The weakening of the US dollar against sterling on an average basis had a negative impact on reported sales and profits in 2002 compared to 2001. We estimate that if the 2001 average rates had prevailed in 2002, sales would have been higher by £163 million and operating profit would have been higher by £20 million. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for a discussion regarding our management of exchange rate risks.

Operating Profit by Division

        The following table summarizes our operating profit by division:

	Year ended December 31
	2002		2001(2)
	£	%	£	%
	(in millions)
Operating Profit before Goodwill Amortization, Goodwill Impairment and Integration Costs(1)
Pearson Education	326	66	274	64
FT Group	80	16	72	17
The Penguin Group	87	18	80	19

Continuing Operations	493	100	426	100

Goodwill Amortization
Pearson Education	(244)		(254)
FT Group	(65)		(67)
The Penguin Group	(18)		(19)

Continuing Operations	(327)		(340)

Goodwill Impairment
Pearson Education	—		(8)
FT Group	(10)		(3)
The Penguin Group	—		(50)

Continuing Operations	(10)		(61)

Integration Costs
Pearson Education	(7)		(29)
FT Group	—		—
The Penguin Group	(3)		(45)

Continuing Operations	(10)		(74)

Total Operating Profit/(loss)
Pearson Education	75	51	(17)	—
FT Group	5	4	2	—
The Penguin Group	66	45	(34)	—

Continuing Operations	146	100	(49)	—

(1)
Discontinued operations contributed £nil to operating profit before goodwill amortization and other items in 2002 and a £3 million loss after those items in 2002. The equivalent figures in 2001 were profits of £37 million and £2 million respectively.

(2)
Percentages are not meaningful for total operating profit/loss given the mixture of profits and losses and hence have not been included.

        Under UK GAAP goodwill amortization and integration costs are not allocated below segment level. Consequently operating profit before goodwill amortization and other items is the comparable GAAP measure for the individual businesses discussed below.

Pearson Education

        Pearson Education's sales increased by £152 million, or 6%, to £2,756 million in 2002 from £2,604 million in 2001, principally due to the sales from our Professional business and its contract with the newly-formed Transportation Security Administration ("TSA") to recruit 64,000 security personnel for US airports. The contract was awarded in March 2002 and was substantially complete by the end of December 2002. Pearson Education's 2002 sales comprised 64% of Pearson's total sales. Operating profit before goodwill amortization and other items increased by £52 million or 19% from £274 million in 2001 to £326 million in 2002. The increase can be attributed to the reduction in internet losses with increases in the Higher Education businesses and reduced losses at FT Knowledge being offset by a shortfall in the School businesses and £20m of back office consolidation costs.

        The School business sales decreased by £115 million, or 9%, to £1,151 million in 2002, from £1,266 million in 2001. In the US in 2002, our school publishing revenues were affected by a slower adoption cycle than in 2001 and our decision to compete in fewer adoptions in 2002. Overall our share of the US school publishing market fell to 24.0% in 2002 compared to 24.5% in 2001. US school testing revenues increased in 2002 but were offset by a decline in revenues from the school software business primarily due to the deferral of a number of contracts into 2003. Operating profit before goodwill amortization and other items for the school business decreased by £27 million or 16%, to £140 million in 2002 from £167 million in 2001. The decrease reflects the decline in sales and the fact that testing revenues (with lower than average margins) made up for some of the shortfall in publishing.

        The Higher Education business increased sales by £54 million, or 7%, to £775 million in 2002, from £721 million in 2001. This increase is attributable to a general increase in the college population and our taking a greater share of the overall market in 2002. The business also continued to benefit from its lead in making online services an integral part of its products. The custom publishing business, which produces text books and course materials custom-made for individual college professors continued its rapid growth. On a geographical basis, sales in 2002 were particularly strong in the US and Europe. Operating profit before goodwill amortization and other items increased by £15 million or 12%, from £127 million in 2001 to £142 million in 2002.

        Sales in the Professional business increased by £226 million, or 41%, to £784 million in 2002, from £558 million in 2001. Operating profit before goodwill amortization and other items increased by £1 million or 1%, to £81 million in 2002, from £80 million in 2001. A major investment in 200 professional certification centres across the US (which opened for business in the fourth quarter of 2002), along with further decline in our higher-margin technology publishing businesses particularly in the US and Europe, meant that profits grew considerably slower than revenues. In the US, revenues were significantly higher than in 2001 principally due to the contract with the TSA. This contract involved creating a qualification, assessment, staffing and placement system for 64,000 security screeners at over 400 airports in the US. In addition the contract provided human resource services for airport security screeners, law enforcement officers and other TSA personnel in compliance with federal law, regulation and policy allowing the TSA to meet or exceed dated mandates or other legislative requirements. The contract was awarded in March 2002 and was substantially complete by the end of December 2002. As with all federal contracts, this contract continues to be subject to government audit for up to three years after the completion of services. At this stage we believe we have recognized an appropriate level of profit on the contract and are adequately covered for the consequences of the government audit. We have not made any provision for claims made under the TSA contract which are not subject to US government indemnification, as we consider this scenario unlikely. Gross billings under this contract in 2002 were £435 million ($700 million) of which £180 million ($290 million) was pass through costs recharged directly to the TSA and not recognized as revenue in our financial statements. Of the remaining £255 million ($410 million) of revenue recognized over £186 million ($300 million) was attributable to our Government Solutions business with the balance being earned by the Assessments and Testing business.

        Industry conditions for FT Knowledge were particularly tough as major corporations continued to cut back their training budgets. Sales at FT Knowledge were down by £13 million, or 22%, to £46 million in 2002, from £59 million in 2001. Losses were reduced by £11 million from £23 million in 2001 to £12 million in 2002 as we scaled back this business. In January 2003 we sold the Forum business, a significant part of FT Knowledge.

FT Group

        Sales in the FT Group decreased by £75 million, or 9%, to £726 million in 2002, from £801 million in 2001. The decline in sales at the newspaper businesses was principally due to lower advertising revenue. Sales were down in each of the FT Group businesses except IDC where sales were up by £14 million or 7% on 2001.

        The FT Group's operating profit, before goodwill amortization and other items, increased by £8 million, or 11%, to £80 million in 2002, from £72 million in 2001. The increase was in spite of the significant reduction in revenue and was due to profit growth at IDC and Recoletos, successful cost reduction programmes across the group, and sharply lower internet losses of £34 million down from £60 million in 2001. Excluding the benefit of lower internet losses the FT Group's profit declined by £18 million or 14%.

        Sales at the Financial Times newspaper decreased by £48 million, or 19%, to £202 million in 2002, from £250 million in 2001. Operating profit before goodwill amortization and other items decreased by £30 million, or 97%, to £1 million in 2002, from £31 million in 2001. Industry conditions remained difficult for the FT's major advertising categories, including financial services, technology and business to business. Advertising volumes fell by 24% (on top of a 29% fall in 2001) The average daily circulation for the newspaper in December 2002 was 473,587, 6% lower than the equivalent period in 2001. Most of this decline was in the UK.

        Other FT Publishing businesses (Les Echos and FT Business) saw revenues decline by £36 million, or 26%, in total from £138 million in 2001 to £102 million in 2002. Operating profit before goodwill amortization and other items also declined by £8 million, or 38%, from £21 million in 2001 to £13 million in 2002. Les Echos saw advertising revenues fall sharply and average daily circulation was 121,000 a 6% decline on 2001 but well ahead of the decline in the overall market. FT Business saw falls in both sales and profits even though its major titles Investors Chronicle, The Banker and Financial Advisor all strengthened their market positions in 2002.

        Operating losses from joint ventures and associates within the FT Group decreased by £7 million, or 70%, to an overall loss of £3 million in 2002, from a loss of £10 million in 2001. FT Deutschland, our joint venture with Gruner + Jahr, grew its advertising revenues slightly, in spite of a tough German advertising market, and increased its circulation revenues by 14% to an average daily circulation of 89,000 at the end of 2002. The Economist Group, in which Pearson owns a 50% interest, offset falling advertising revenues with tight cost controls and worldwide circulation grew by 6% to 881,259 in 2002.

        Sales at Recoletos decreased by £2 million, or 1%, to £148 million in 2002, from £150 million in 2001. Operating profit before goodwill amortization and other items increased by £6 million, or 26%, to £29 million in 2002, from £23 million in 2001. The increase in operating profit was primarily due to actions taken in 2001 to reduce costs. After a successful re-launch Marca, Spain's leading sports newspaper grew its circulation by 2% to 382,000 and increased advertising revenues and profits. Circulation at business newspaper Expansion was 9% lower and advertising revenues were 25% lower.

        Sales at IDC increased by £14 million, or 7%, to £226 million in 2002, from £212 million in 2001. Operating profit before goodwill amortization and other items increased by £7 million, or 10%, to £74 million in 2002, from £67 million in 2001. Contract renewal rates in IDC's institutional business (which accounts for approximately 90% of revenues) ran at 95%. IDC also benefited from the launch of several new products and the integration of Merrill Lynch's Securities Pricing business, Pierce, Fenner & Smith Incorporated.

        Internet revenues at the FT Group decreased by £3 million, or 6%, from £51 million in 2001 to £48 million in 2002. Losses from internet enterprises were reduced by £26 million, or 43%, from £60 million in 2001 to £34 million in 2002 as the initial phase of investment in the business was completed. FT.com broke even in the fourth quarter of 2002. Despite the introduction of paid-for elements of the site, FT.com's popularity continued to grow, with more than 40,000 new paid subscribers and 3.5 million unique monthly users in January 2003.

The Penguin Group

        Sales at The Penguin Group increased by £18 million, or 2%, to £838 million in 2002, from £820 million in 2001. In the US Penguin published 24 titles that became New York Times number one bestsellers, more than any other publisher and a 25% increase on 2001. In the UK, Penguin posted its best performance on the bestseller lists for a decade as 45 titles reached the Nielsen Bookscan top 15, a 10% increase on 2001. This strong performance helped Penguin gain market share in both the US and UK.

        The Penguin Group's operating profit before goodwill amortization and other items increased by £7 million, or 9%, to £87 million in 2002, from £80 million in 2001. The increase in operating profit was primarily due to Dorling Kindersley, whose profits increased by £15 million as it benefited from its integration with Penguin. The increase in profits at DK was partially offset by a £10 million investment in consolidating and improving back office systems and processes.

        After goodwill amortization and other items, the operating profit for 2002 was £66 million compared to a loss in 2001 of £34 million. This was mainly due to the goodwill impairment charge of £50 million taken in 2001 and a reduction in integration costs of £42 million associated with DK.

Discontinued Operations

        On December 24, 2001, we announced the disposal of our 22% stake in the television business, RTL Group. The sale was completed on January 30, 2002 for cash proceeds of E1.5 billion and the results of the television business have now been shown in discontinued operations. There were no sales for the television business in 2001 as RTL Group was included in our results as an associate, rather than a subsidiary. Sales of RTL Group were not consolidated, rather, only our share of profit before interest, net interest and taxation is reflected in our financial results. Television's operating loss was £3 million in 2002 compared to a profit of £2 million in 2001. The 2002 figures include only the results up to the date of disposal in January 2002. The 2001 operating profit figures includes our share of the RTL Group operating profit of £37 million less goodwill amortization of £35 million.

Year ended December 31, 2001 compared to year ended December 31, 2000

Consolidated Results of Operations

Sales

        Our total sales increased by £351 million to £4,225 million in 2001, from £3,874 million in 2000. Sales from continuing operations increased by £536 million, or 15%, when sales from the television business of £185 million in 2000 are excluded. The television division was accounted for as an associate after the contribution of Pearson Television to RTL Group in July 2000, and sales have therefore not been consolidated subsequent to that date. The increase is due mainly to the inclusion of a full year contribution from NCS Pearson in 2001 and underlying growth from the Pearson Education and The Penguin Group businesses. The increase was partly offset by a decline in revenues from the FT Group principally due to a fall in advertising revenues. Sales benefited from the weakening of sterling against the US dollar. We estimate that had the 2000 average rates prevailed in 2001, sales would have been lower by £79 million.

        Pearson Education, our largest business sector, accounted for 62% of our sales from continuing operations in 2001, compared to 57% in 2000. North America was the most significant source of our sales, accounting for 70% of our sales from continuing operations in 2001, compared to 66% in 2000.

Cost of Sales and Net Operating Expenses

        The following table summarizes our cost of sales and net operating expenses:

	Year ended December 31
	2001 (restated)			2000 (restated)
	Results of operations	Goodwill amortization and impairment and other items	Total	Results of operations	Goodwill amortization and impairment and other items	Total
	£	£	£	£	£	£
	(in millions)
Cost of sales(1)	(1,902)	—	(1,902)	(1,633)	(8)	(1,641)

Distribution costs	(200)	—	(200)	(180)	—	(180)
Administration and other expenses	(1,745)	(424)	(2,169)	(1,693)	(222)	(1,915)
Other operating income	66	—	66	82	—	82

Net operating expenses(2)	(1,879)	(424)	(2,303)	(1,791)	(222)	(2,013)

(1)
Cost of sales in 2000 includes £114 million attributable to discontinued businesses.

(2)
Net operating expenses in 2000 includes £43 million attributable to discontinued businesses.

        Cost of Sales.    Cost of sales consists of costs for raw materials, primarily paper, production costs and royalty charges. Our cost of sales increased by £261 million, or 16%, to £1,902 million in 2001, from £1,641 million in 2000. The increase was mainly a reflection of the increase in sales over the period, although there was a deterioration in overall gross margins as cost of sales as a percentage of sales increased to 45% in 2001 from 41% from continuing operations in 2000. Gross margins were slightly lower in 2001 at Pearson Education, FT Group and The Penguin Group with the overall gross margin also being affected by the mix of sales. FT Group, with the highest margins, contributed a lower percentage of total sales in 2001 than in 2000. In 2000, cost of sales included an exceptional charge of £8 million in respect of the costs of the integration of DK. Excluding this charge, the decline in gross margins would have been slightly higher.

        Distribution Costs.    Distribution costs consist primarily of shipping costs, postage and packing. Our distribution costs increased by £20 million, or 11%, to £200 million in 2001, from £180 million in 2000 in line with the growth in sales. Distribution costs remained at 5% of sales in both 2001 and 2000.

        Administration and Other Expenses.    Our administration and other expenses increased by £254 million, or 13%, to £2,169 million in 2001, from £1,915 million in 2000. Administration and other expenses as a percentage of sales increased to 51% in 2001, from 49% in 2000. Administration and other expenses in 2001 included a charge of £74 million in respect of the costs of the integration of DK and NCS, goodwill amortization of £292 million and a charge for goodwill impairment of £58 million. In 2000, administration and other expenses included a charge of £32 million in respect of the integration of DK, NCS and the businesses acquired from Simon & Schuster and goodwill amortization of £190 million. Goodwill amortization, impairment and integration costs are described further in the following paragraphs. Excluding these charges in 2001 and 2000, administration and other expenses declined to 41% of sales in 2001 from 44% in 2000.

        Goodwill Amortization.    Goodwill amortization, including that relating to associates (£83 million in 2001; £51 million in 2000), increased by £134 million to £375 million in 2001, from £241 million in 2000. The main reason for the increase over last year is that we incurred full year amortization charges in respect of NCS and DK for the first time in 2001. There were also full year charges following the IDC, Family Education Network and RTL Group transactions in 2000. Goodwill is amortized over its estimated useful life, not exceeding 20 years, and thus this charge is expected to continue for the foreseeable future.

        Goodwill Impairment.    A charge of £61 million (including £3m relating to associates) was incurred in 2001 in respect of impairments following a review of the recoverability of the carrying value of goodwill. DK accounted for £50 million of this charge. DK was purchased in May 2000 for a price of £318 million plus embedded net debt of £49 million. Although DK adds value to both The Penguin Group and Pearson Education, the integration has taken longer to achieve than we initially anticipated and we have also reduced the revenue base by eliminating unprofitable publishing. Taken together with a difficult economic environment, which has affected DK's travel guides in particular, we have written down the value of DK on the basis of revised cash flow forecasts. A further £11 million of goodwill impairments was taken in various other businesses, the largest of which was a Latin American subsidiary. There were no goodwill impairments recorded in 2000.

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

        Other Operating Income.    Other operating income decreased to £66 million in 2001 from £82 million in 2000 due primarily to reduced rights and royalty income at television as a result of its being accounted for as an associate investment subsequent to the completion of the RTL Group transaction in July 2000.

Operating Profit/Loss

        The total operating loss in 2001 of £47 million compares to a profit of £209 million in 2000. This decrease was due to full year goodwill amortization charges in respect of NCS and DK, the DK goodwill impairment and NCS and DK integration costs. However, our operating profit from continuing operations before goodwill amortization and other items increased by £12 million, or 3%, to £426 million in 2001, from £414 million in 2000. This increase was primarily due to reduced internet losses at Pearson Education and the FT Group and a full year profit contribution from NCS. Offsetting these rises was a decline in profit from the FT Group primarily due to reduced advertising revenue. Operating profit benefited from the weakening of sterling against the US dollar. We estimate that had the 2000 average rates prevailed in 2001, operating losses would have been £16 million greater.

        Operating profit before internet enterprises, goodwill amortization and other items attributable to Pearson Education increased by £31 million, or 10%, to £351 million in 2001, from £320 million in 2000, primarily due to the full year contribution from NCS of £63 million in 2001 compared to operating profit of £15 million contributed in 2000 for the period from September 2000.

        Operating profit before internet enterprises, goodwill amortization and other items attributable to the FT Group decreased by £79 million, or 37%, to £132 million in 2001, from £211 million in 2000. The decline was largely due to a fall in advertising-related profits following tough conditions in the advertising market and was partially offset by the strong performance of the IDC business.

        Operating profit before internet enterprises, goodwill amortization and other items attributable to the The Penguin Group increased by £1 million, or 1%, to £80 million in 2001, from £79 million in 2000. Operating profits in 2001 included a loss of £7 million for DK compared to a break-even position for the seven months of ownership in 2000.

        Our pre-internet trading margin, which measures the ratio of our trading profit, which is operating profit excluding income from investments, joint ventures and associates and losses from internet enterprises, to our sales, decreased to 13.6% in 2001, from 16.5% in 2000. This was primarily due to a decline in sales at the FT Group where margins have typically been higher than the overall Group margin.

        In 2001, as it became clear that FT sales would fall short of expectations, we took action to reduce first our variable costs, such as marketing and investment in new projects, and then our infrastructure costs, including our salary bill. This inevitably meant a reduction in numbers of people employed, although we achieved this wherever possible without recourse to compulsory redundancy programs. These cost initiatives mitigated the impact on trading margin of the shortfall in sales, although margins still came under pressure.

Non-operating Items

        Losses before taxation on the sale of fixed assets, investments, businesses and associates was £128 million in 2001 compared to profits of £241 million in 2000. In 2001, the most significant items were £36 million for our share of the loss on sale of the Journal of Commerce by the Economist Group, a loss on the sale of iForum, of £27 million, £17 million for our share of the net loss on disposals by the RTL Group and the disposal or closure of various smaller businesses and investments totalling £48 million. In 2001 we also sold FT Energy and received net cash proceeds of £43 million, although there was no significant profit and loss impact as the proceeds were equivalent to the carrying value of the business sold. In 2000, the most significant items were a profit of £231 million on the sale of our interest in the Lazard banking houses, a profit of £86 million on the sale of 20% of our interest in Recoletos and a loss of £76 million on the sale of a number of small businesses.

Amounts Written Off Investments

        In 2001 we wrote off £92 million of our fixed asset investments. There were no such write-offs in 2000. The 2001 charge followed a thorough review of our fixed asset investments, principally in the internet and new media arenas as a result of general economic conditions and stock market declines. We provided £55 million against these investments reflecting the higher of net realizable value and value in use. The biggest items were £17 million for Business.com and £10 million for TimeCruiser. We also reviewed the carrying value of Pearson shares held to secure employee share option plans created at the time of more buoyant stock markets. Following a decline in our share price, we determined that the most appropriate course of action was to write down our investment in our own shares to the market price on December 31, 2001 resulting in a charge of £37 million.

Net Finance Costs

        Net finance costs consist primarily of the net interest expense related to our borrowings. Our total net interest payable increased by £12 million, or 8%, to £169 million in 2001, from £157 million in 2000. Our average net debt increased by £375 million from £2,264 million in 2000 to £2,639 million in 2001, while our year end indebtedness increased to £2,379 million in 2001 compared to £2,301 million in 2000. The increase in average net borrowing more than offset the effect of a decrease in our net interest rates during 2001. The weighted average three month LIBOR rate, reflecting our borrowings in US dollars, euro and sterling, fell by 230 basis points, or 2.3%. This decrease was offset by our existing portfolio of interest rate swaps, which converted over half of our variable rate commercial paper and bank debt to a fixed rate basis. As a result, our net interest rate payable averaged approximately 6.4% in 2001, falling only 0.5% from 2000. For a more detailed discussion of our borrowings and interest expenses see "—Liquidity and Capital Resources—Capital Resources" and "—Borrowing" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

        Other net finance costs in 2000 included a charge of £16 million in respect of the acceleration of the amortization of an arrangement fee relating to a borrowing facility which was redeemed early and a charge of £8 million in respect of a premium which was paid relating to a forward currency option in connection with the acquisition of NCS. There were no similar items in 2001.

Taxation

        The overall taxation benefit was £33 million in 2001, compared to a charge of £96 million in 2000. In 2001 the Group recorded a total pre-tax loss of £436 million and the tax benefit of £33 million represents an effective rate of 8%. This compares to an effective rate of 36% in 2000. In both 2001 and 2000 only limited taxation relief was available on goodwill amortization and only limited taxation relief was recognized on integration costs and losses from internet enterprises. In 2001, taken together, these items were more significant than they had been in 2000 and there was little or no tax relief available on goodwill impairments and amounts written off investments. The overall taxation on the sale of fixed assets, investments, businesses and associates was a £123 million benefit in 2001 compared to a charge of £29 million in 2000. Included in the tax benefit in 2001 was £143 million attributable to settlement during the year of the tax position on the BSkyB and Tussauds disposals which occurred in 1995 and 1998 respectively. The settlement resulted in the reversal of previously established reserves. The most significant item in 2000 was a profit of £231 million on the sale of our interest in the Lazard banking houses which yielded a relatively low effective taxation rate.

        The effective taxation rate on adjusted earnings, as defined below under "—Earnings Per Ordinary Share", increased from 30.6% to 31.4% before internet enterprises and from 28.5% to 34.0% after internet enterprises. The increase was mainly attributable to the increase in the overall tax on profits (including those of associates) arising outside the United Kingdom and United States.

Minority Interests

        Minority interests consist of the public's 21% interest in Recoletos following its initial public offering in September 2000, and the public's 40% interest in Interactive Data Corporation following the combination of our FT Interactive Data business with Data Broadcasting Corporation in February 2000.

Loss for the Financial Year

        The loss for the financial year after taxation and equity minority interests in 2001 was £423 million compared to a profit in 2000 of £174 million. The decrease of £597 million was in spite of an increase in operating profit from continuing operations before goodwill and integration costs of £12 million. The difference is primarily due to the increase in goodwill amortization in respect of our acquisitions of NCS and DK, the charge for goodwill impairment relating to DK and amounts written off investments and losses on the sale of fixed assets, investments, businesses and associates in 2001 compared to profits in 2000.

Loss Per Ordinary Share

        The loss per ordinary share, which reflects the loss divided by the weighted average number of shares in issue, was 53.2 pence in 2001 compared to earnings per share of 23.9 pence in 2000 based on a weighted average number of shares in issue of 795.4 million in 2001 and 727.7 million in 2000. This decrease in earnings per ordinary share was primarily due to the increase in goodwill amortization in respect of our acquisitions of NCS and DK, the charge for goodwill impairment relating to DK and amounts written off investments and losses on the sale of fixed assets, investments, businesses and associates in 2001 compared to profits on disposal in 2000 partially offset by the effect of the increase in the weighted average number of shares.

        Adjusted earnings per ordinary share decreased to 21.4 pence in 2001 from 30.6 pence in 2000. Adjusted earnings exclude the profits or losses on the sale of fixed assets and investments, businesses and associates, integration costs and goodwill amortization and impairment. Also excluded in 2000 were the accelerated amortization of a financing arrangement fee following the early redemption of a borrowing facility and the premium paid in respect of a forward currency option in connection with the acquisition of NCS.

        In 2001, as the Group made a loss for the financial year, the effect of share options is anti-dilutive and a diluted loss per share is therefore not shown. The diluted earnings per ordinary share was 23.4 pence in 2000. Earnings dilution included the tax benefit on the conversion of certain share options by employees and, after taking into account the effect of dilutive share options, the weighted average number of ordinary shares outstanding was 803.2 million in 2001 and 736.1 million in 2000.

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

Operating Profit by Division

        The following table summarizes our operating profit by division:

	Year ended December 31
	2001(2)		2000
	£	%	£	%
	(in millions)
Operating Profit before Goodwill Amortization, Goodwill Impairment and Integration Costs
Pearson Education	274	64	237	57
FT Group	72	17	98	24
The Penguin Group	80	19	79	19

Continuing Operations	426	100	414	100

Goodwill Amortization
Pearson Education	(254)		(160)
FT Group	(67)		(53)
The Penguin Group	(19)		(13)

Continuing Operations	(340)		(226)

Goodwill Impairment
Pearson Education	(8)		—
FT Group	(3)		—
The Penguin Group	(50)		—

Continuing Operations	(61)		—

Integration Costs
Pearson Education	(29)		(13)
FT Group	—		—
The Penguin Group	(45)		(27)

Continuing Operations	(74)		(40)

Total Operating Profit/(loss)
Pearson Education	(17)	—	64	43
FT Group	2	—	45	31
The Penguin Group	(34)	—	39	26

Continuing Operations	(49)	—	148	100

(1)
Discontinued operations contributed £37 million to operating profit before internet enterprises, goodwill amortization, impairment and other items in 2001 and £2 million after those items in 2001. The equivalent figures in 2000 were £76 million and £61 million.

(2)
Percentages are not meaningful for total operating profit/loss given the mixture of profits and losses and hence have not been included.

        Under UK GAAP, goodwill amortization and integration costs are not allocated below segment level. Consequently operating profit before goodwill amortization and other items is the comparable GAAP measure for the individual businesses discussed below.

Pearson Education

        Pearson Education's sales before internet enterprises increased by £509 million, or 24%, to £2,596 million in 2001 from £2,087 million in 2000, principally due to the full year contribution from NCS of £592 million in 2001 compared to sales of £146 million contributed in 2000 for the period from acquisition in September 2000. Pearson Education's 2001 sales comprised 62% of our total sales, excluding internet enterprises. Internet enterprises contributed an additional £8 million to Pearson Education's sales in 2001, compared to £3 million for 2000. The segmental analysis below has been revised to show the performance of our three major global education markets—School, Higher Education and Professional.

        The School business increased sales by £267 million, or 27%, to £1,266 million in 2001, from £999 million in 2000. This increase includes assessment and testing revenues from NCS for a full year but also includes increases at Scott Foresman, our elementary school publisher, and Prentice Hall School, our secondary school publisher.

        The Higher Education business increased sales by £22 million, or 3%, to £721 million in 2001, from £699 million in 2000. This increase in sales was partly driven by technology investment, with increased revenues generated through bundled textbook and internet programs, as well as successful textbooks and custom publishing.

        Sales in the Professional business increased by £209 million, or 60%, to £558 million in 2001, from £349 million in 2000. This increase in sales was primarily due to the full year contribution from the NCS Pearson data management, government solutions and professional certification operations. Sales from our technology publishing business significantly decreased due to an industry-wide recession.

        Sales in FT Knowledge increased by £16 million, or 37%, to £59 million in 2001, from £43 million in 2000. This increase in sales was entirely due to the full year contribution from The Forum Corporation following its acquisition in June 2000.

        Pearson Education's operating profit before internet enterprises, goodwill amortization and impairment and other items increased by £31 million, or 10%, to £351 million in 2001, from £320 million in 2000. This increase was due to the full year contribution from NCS of £63 million in 2001 compared to operating profit of £15 million contributed in 2000 for the period from acquisition in September 2000. As a percentage of sales, Pearson Education's operating profit before internet enterprises, goodwill amortization and impairment and other items decreased to 13.5% in 2001, from 15.3% in 2000. This was due in part to actions we took to write off bad debt and tighten our credit terms in Latin America, as economic conditions in the region worsened. It also reflects the fact that the margins made by NCS Pearson operations were lower than those made by the publishing operations: this is due in part to the investment made during the year in developing a range of new software products.

        Operating profit after internet enterprises, goodwill amortization and impairment and other items decreased by £81 million to a loss of £17 million in 2001, from a £64 million profit in 2000. This decrease was primarily attributable to an increase in goodwill amortization. For a description of our internet enterprises, see "Internet Enterprises".

FT Group

        Sales in the FT Group before internet enterprises decreased by £52 million, or 6%, to £750 million in 2001, from £802 million in 2000. The decline in sales at the newspaper businesses was principally due to lower advertising revenue. This was partly offset by growth at IDC where sales were up by £23 million or 12% on 2000 mainly due to increased subscription revenue from asset pricing services. Internet enterprises contributed an additional £51 million to the FT Group's sales in 2001, an increase of £9 million from £42 million of sales in 2000.

        The FT Group's operating profit before internet enterprises, goodwill amortization and other items decreased by £79 million, or 37%, to £132 million in 2001, from £211 million in 2000, primarily due to the decrease in advertising revenue following very tough conditions in that market. There were decreases in operating profit at all the FT Group's businesses except IDC, where profits increased by 14%. As a percentage of sales, operating profit before internet enterprises, goodwill amortization and impairment and other items decreased to 17.6% in 2001 from 26.3% in 2000.

        Operating profit after goodwill amortization and other items decreased by £43 million, or 96%, to £2 million in 2001 from £45 million in 2000 mainly due to the decrease in operating profit but partially offset by reduced internet losses. As a percentage of sales, operating profit after goodwill amortization and other items decreased to less than 1% in 2001 from 5.3% in 2000.

        Operating profit before goodwill amortization and other items at the Financial Times newspaper decreased by £50 million, or 62%, to £31 million in 2001, from £81 million in 2000. The average daily circulation for the newspaper in December 2001 was 3% higher than the equivalent period in 2000 but the decrease in operating profit was due to the sharp decline in advertising revenues in the later part of 2001. Advertising volumes were down 29% and advertising revenues down by 20%. The effect of the downturn in advertising revenues was only partly offset by a series of measures to cut overhead costs.

        Other FT Publishing businesses (Les Echos and FT Business) saw operating profit before goodwill amortization and other items fall by £16 million from £37 million in 2000 to £21 million in 2001. Operating profit before goodwill amortization and other items at Les Echos Group decreased by £13 million, or 45%, to £16 million in 2001, from £29 million in 2000. This decrease in operating profit was attributable to the decline in advertising revenues as circulation revenues remained consistent in 2001 with 2000.

        Operating losses from joint ventures and associates within the FT Group increased by £5 million to an overall loss of £10 million in 2001, from a loss of £5 million in 2000. This decrease in operating profit was primarily due to a reduced contribution from The Economist Group and further losses at Financial Times Deutschland.

        Operating profit before goodwill amortization and other items at Recoletos decreased by £15 million, or 39%, to £23 million in 2001, from £38 million in 2000. Revenues in 2001 were consistent with 2000 with a decline in advertising revenue being offset by cover price increases and higher circulation revenues. The decrease in operating profit was primarily due to investment by the group in new media channels and new markets in the Spanish-speaking world.

        Operating profit before goodwill amortization and other items at IDC increased by £8 million, or 14%, to £67 million in 2001, from £59 million in 2000. The institutional business, which provides asset pricing services to major financial institutions on a subscription basis, accounts for 90% of IDC revenues and continued to increase sales and profits in 2001.

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

        The Penguin Group's operating profit before goodwill amortization and other items increased by £1 million, or 1%, to £80 million in 2001, from £79 million in 2000. This increase in operating profit was primarily due to the increase in sales but was offset by losses at DK of £7 million compared to a break-even position for the 7 months of ownership in 2000. Excluding DK, as a percentage of sales, operating profit before internet enterprises, goodwill amortization and impairment and other items remained roughly consistent in 2001 at 12.9% compared to 12.5% in 2000.

        After internet enterprises, goodwill amortization and other items, the operating loss for 2001 was £34 million compared to a profit in 2000 of £39 million, due to an increase in goodwill amortization of £6 million, the charge for goodwill impairment of £50 million and an increase in integration costs of £18 million all associated with DK.

Internet Enterprises

        Sales in our internet enterprises increased by £14 million, to £59 million in 2001, from £45 million in 2000. Of the £59 million of sales in 2001, £51 million were in the FT Group and £8 million were in Pearson Education. Internet enterprises sales consisted primarily of advertising revenue and expenses consisted primarily of marketing costs and salaries. Operating losses in our internet enterprises decreased by £59 million, to £137 million in 2001, from £196 million in 2000. Of the £137 million loss in 2001, £60 million was incurred by the internet enterprises of the FT Group compared to £113 million in 2000, and £77 million was incurred by the internet enterprises of Pearson Education compared to £83 million in 2000. Losses were lower in our internet enterprises as start up costs in 2000 were reduced during 2001 as these enterprises became more fully integrated with their respective businesses. As a result of this increased integration, the identification of internet revenues and costs is becoming more difficult. For 2002 we have reported all our results by division after the inclusion of results from internet enterprises.

Discontinued Operations

        On December 24, 2001 we announced the disposal of our 22% stake in RTL Group. The sale was completed on January 30, 2002 for cash proceeds of E1.5 billion and the results of the television business were shown in discontinued operations. There were no sales for the television business in 2001 as RTL Group is included in our results as an associate, rather than a subsidiary. Sales of RTL Group are not consolidated; only our share of profit before interest, net interest and taxation is reflected in our financial results. In 2000, sales were £185 million due to the contribution from Pearson Television prior to the combination of that business with CLT-UFA to form RTL Group in July 2000. Television's operating profit before internet enterprises, goodwill amortization and impairment and other items was £37 million in 2001 and £68 million in 2000. The main reason for the decrease in operating profit was the decline in advertising related revenue and profits in 2001. Of the £68 million in operating profit at television in 2000, £32 million was attributable to the operation prior to the RTL Group transaction and £36 million was attributable to our share of the RTL Group operating profit since the RTL Group transaction. Operating profit after internet enterprises, goodwill amortization and impairment and other items was £2 million in 2001 and £53 million in 2000. The decrease in operating profit resulted from a full year of goodwill amortization related to the RTL Group transaction as well as the reduced contribution from advertising. Neither sales nor operating profit at television were affected by our internet enterprises in 2001 or 2000.

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

Liquidity and Capital Resources

Cash Flows and Financing

        Net cash inflow from operating activities increased by £39 million, or 8%, to £529 million in 2002, from £490 million in 2001. The main reason for this increase was a reduction in the cash outflow from reduced spending on our internet enterprises partly offset by an increased cash outflow on pensions and other post retirement benefits of £50 million. Despite the sales growth, the overall cash impact from changes in working capital was consistent between 2002 and 2001. Compared to 2000, the net cash inflow from operating activities in 2001 increased by £129 million, or 36%, to £490 million from £361 million. The main reason for this increase was reduced cash invested in inventory and receivables together with the reduction in cash outflow from internet enterprises.

        We generally made capital expenditures to replace or upgrade existing equipment, although capital expenditure declined in 2002 by £39 million from £165 million in 2001 to £126 million in 2002. Capital expenditure in 2000 was £139 million. Capital expenditure in 2001 included costs associated with a warehousing integration program at Pearson Education in New Jersey and the capital costs of consolidating various of our UK offices on one site at the Strand in London. The purchase of investments accounted for a cash outflow of £21 million in 2002, compared to £35 million in 2001 and £132 million in 2000. Of the cash outflow for investments in 2002, we paid £17 million for equity shares in Pearson plc compared to £11 million in 2001 and £71 million in 2000. These shares are being held to meet obligations under various executive and employee share plans.

        The acquisition of businesses accounted for a cash outflow of £87 million in 2002, compared to £128 million in 2001 and £2,276 million in 2000. The principal acquisition in 2002 was the purchase of Merrill Lynch Securities Pricing Service by IDC for net cash in 2002 of £30 million. The largest cash outflow in 2001 was a £30 million payment of deferred consideration related to our acquisition of Forum in 1999. The principal acquisitions in 2000 were the purchase of DK for £317 million and the purchase of NCS for £1,709 million. The sale of businesses and associates contributed a net cash inflow of £923 million in 2002, compared to £42 million in 2001 and £550 million in 2000. Virtually all of the proceeds in 2002 relate to the disposal of the RTL Group and most of the proceeds in 2001 were from the sale of FT Energy. Proceeds in 2000 mainly relate to the disposal of 20% of Recoletos for £170 million and proceeds from the sale of Lazard of £396 million (before expenses and before dividends).

        The issue of equity share capital, in connection with the exercise of share options, accounted for a cash inflow of £6 million in 2002, compared to £20 million in 2001 and £1,959 million in 2000. The cash inflow in 2002 reflects fewer share option exercises in the year whilst the Pearson share price has continued to fall. The cash inflow in 2000 includes cash from the issue of equity share capital following the rights issue of equity shares to finance the NCS acquisition.

        Net interest paid decreased to £140 million in 2002, from £156 million in 2001. This decrease reflects the overall decrease in interest following the repayment of debt from RTL Group proceeds at the beginning of 2002. Net interest paid in 2000 of £163 million includes the one off payment in respect of a premium relating to a forward currency option in connection with the acquisition of NCS.

Capital Resources

        We believe that available funds and the cash flows expected to be generated from operations will be adequate to satisfy our current and planned operations and needs for at least the next 12 months. Our ability to expand and grow our business in accordance with current plans and to meet long-term capital requirements beyond this 12-month period will depend on many factors, including the rate, if any, at which our cash flow increases and the availability of public and private debt and equity financing, including our ability to secure bank lines of credit. We cannot be certain that additional financing, if required, will be available on terms favorable to us, if at all.

        At December 31, 2002, our net debt was £1,408 million compared to net debt of £2,379 million at December 31, 2001. Net debt is defined as all short-term, medium-term and long-term borrowing, less all cash and liquid resources. Liquid resources comprise short-term deposits of less than one year and investments that are readily realizable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to £1,983 million at December 31, 2002, compared to £2,772 million at December 31, 2001. At December 31, 2002, cash and liquid resources were £575 million, compared to £393 million at December 31, 2001.

        The following table summarizes the maturity of our borrowings and our obligations under non-cancelable operating leases.

	At December 31, 2002
	Total	Less than one year	One to two years	Two to five years	After five years
	£	£	£	£	£
	(in millions)
Gross borrowings:
Bank loans, overdrafts and commercial paper	192	101	—	91	—
Variable rate loan notes	1	—	—	1	—
Bonds	1,790	148	458	524	660
Lease obligations	1,222	139	113	267	703

Total	3,205	388	571	883	1,363

        The group had capital commitments for fixed assets, including finance leases already under contract of £12 million. There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal claims. None of these claims or guarantees is expected to result in a material gain or loss.

        The group is committed to a quarterly fee of 0.1875% on the unused amount of the group's bank facility.

Borrowings

        Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

        We have in place a $1,850 million term revolving credit facility, reduced from $2,500 million in 2002, which matures in July 2005. At December 31, 2002, approximately $1,705 million was available under this facility. This included allocations to refinance short-term borrowings not directly drawn under the facility. The credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:

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

Related Parties

        There were no significant or unusual related party transactions in 2002, 2001 or 2000. Refer to Note 30 of the financial statements.

Accounting Principles

        The following summarizes the principal differences between UK GAAP and US GAAP in respect of our financial statements. See Note 34 to our consolidated financial statements appearing elsewhere in this Annual Report.

        Prior to January 1, 1998, under UK GAAP, goodwill was written off to the profit and loss reserve in the year of acquisition. Under US GAAP, as well as UK GAAP from January 1, 1998, goodwill is recognized as an asset and amortization expense is recorded over useful lives ranging between 3 and 20 years. Under US GAAP, goodwill arising from acquisitions completed subsequent to July 1, 2001 is no longer amortized, however it is tested for impairment at the reporting unit level at least annually or more frequently when a triggering event occurs. In addition, amortization for all goodwill balances ceased as of January 1, 2002 under US GAAP. Intangible assets under UK GAAP are recognized only when they may be disposed of without also disposing of the business to which they relate, and for that reason it is rare that intangible assets are separately identified and recorded apart from goodwill. Under US GAAP, there is no similar requirement with respect to acquired intangible assets, and they should be recognized separately from goodwill when they arise from separate contractual or legal rights or can be separately identified and be sold, transferred, licensed, rented or exchanged regardless of intent. Under US GAAP, intangible assets such as publishing rights, non-compete agreements, software, databases, patents and non-contractual customer relationships such as advertising relationships have been recognized and are being amortized over a range of useful lives between 2 and 25 years. The difference in goodwill and intangible assets also creates a difference in the gain or loss recognized on the disposal of a business due to amortization expense taken with respect to the goodwill prior to adoption of SFAS 142 and intangible assets, as UK GAAP requires that goodwill which had not been capitalized and amortized be removed from the profit and loss reserve upon disposal and factored into the gain or loss on disposal calculation.

        Under UK GAAP, the group periodically reviews the recoverability of goodwill, based on estimated discounted future cash flows from operating activities compared with the carrying value of goodwill, and recognizes any impairment on the basis of such comparison. Under US GAAP, a two stage impairment test is required at least annually under SFAS 142, which was adopted by the group as of January 1, 2002. The group performed the transitional impairment test under FAS 142 by comparing the carrying value of each reporting unit with its fair value as determined by discounted future cash flows. The group also completed the annual impairment tests required by SFAS 142 at the end of 2002. For further details refer to Note 34 in "Item 18. Financial Statements".

        Under UK GAAP, FRS 19, "Deferred Taxation", which was adopted for the year ended December 31, 2002 requires a form of full provision to be made for deferred taxes. Deferred taxes are to be accounted for on all timing differences with deferred tax assets recognized to the extent that they are more likely than not recoverable against future taxable profits. Deferred tax assets not considered recoverable are adjusted for through a separate valuation allowance in the balance sheet. Under US GAAP, deferred taxes are accounted for in accordance with SFAS 109, "Accounting for Income Taxes" with a full provision also made for deferred taxes on all timing differences and a valuation allowance established for the amount of the deferred tax assets not considered recoverable. This is similar to the treatment required under FRS 19. The primary differences relate to the deferred tax on intangible assets which are not recorded under UK GAAP. Deferred tax may also arise in relation to timing differences of other adjustments required under US GAAP.

        In February 2000 we combined our asset valuation business with Data Broadcasting Corporation, retaining a 60% share in the combined business (Interactive Data Corporation). Under UK GAAP this was treated as one transaction, resulting in no net gain or loss, while under US GAAP it was treated as a disposal of the asset valuation business in exchange for an interest in Data Broadcasting Corporation. In July 2000 we combined our television business with CLT-UFA and retained a 22% shareholding in the combined business, RTL Group. Under UK GAAP this was treated as one transaction, resulting in no net gain or loss, while under US GAAP it was treated as a disposal of the Pearson Television business in exchange for an interest in RTL. This disposal gave rise to a gain under US GAAP of £1.3 billion in 2000 and a corresponding difference in capitalized goodwill compared to the goodwill recognized under UK GAAP. The disposal of our stake in RTL Group was announced on December 24, 2001 and the sale was completed on January 30, 2002 for E1.5 billion. Under UK GAAP the sale gave rise to a small gain in 2002 and no entries were booked in the 2001 financial statements relating to the disposal. Under US GAAP the sale realized a loss of £985 million principally due to the higher value of goodwill capitalized in 2000. This loss was recognized under US GAAP in 2001.

        Under UK GAAP, there are no specific criteria which must be fulfilled in order to record derivative contracts such as interest rate swaps, currency swaps and forward currency contracts as a hedging instrument. Accordingly, based upon our intention and stated policy with respect to entering into derivative transactions, they have been recorded as hedging instruments for UK GAAP. This means that unrealized gains and losses on these instruments are typically deferred and recognized when realized. Under US GAAP, we have adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". During 2002, 2001 and 2000, our derivative contracts did not meet the prescripted criteria for hedge accounting, and have been recorded at market value at each period end, with changes in their fair value being recorded in the profit and loss account.

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

        Under UK GAAP, no compensation costs associated with non-qualified stock option plans are recognized if the value of the option at the date of grant is equal to or greater than the market value on that date. Under US GAAP, we have adopted the fair value method of accounting for options. Compensation expense is determined based upon the fair value at the grant date, and has been estimated using the Black Scholes model. Compensation cost is recognized over the service life of the awards, which is normally equal to the vesting period. Compensation expense is also recognized under US GAAP with respect to UK qualified non-compensatory plans, such as the Save as You Earn option plan and the Worldwide Save for Shares plan, as these plans offer employees a discount of greater than 15% of market value at the date of grant.

        For a further explanation of the differences between UK GAAP and US GAAP see Note 34 to the consolidated financial statements.

Recent U.S. Accounting Pronouncements

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses the accounting for costs to terminate a contract that is not a capital lease, costs to consolidate facilities and relocate employees, and involuntary termination benefits under one-time benefit arrangements that are not an ongoing benefit program or an individual deferred compensation contract. A liability for contract termination costs should be recognized and measured at fair value either when the contract is terminated or when the entity ceases to use the right conveyed by the contract. A liability for one-time termination benefits should be recognized and measured at fair value at the communication date if the employee would not be retained beyond a minimum retention period (i.e., either a legal notification period or sixty days, if no legal requirement exists). For employees retained beyond the minimum retention period, a liability should be accrued rateably over the future service period. We will adopt the provisions of this standard in 2003 for any disposals that occur after December 31, 2002.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, companies could only account for as equity and requires that these instruments be classified as liabilities in statements of financial position. The statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial statements created before the issuance of this statement and still existing at the beginning of the interim period of adoption. The company is currently assessing the impact of this statement.

        In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that a guarantor recognise the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We do not believe that FIN 45 will have a material effect on our financial condition or results from operations.

        In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51", which clarifies the application of the consolidation rules to certain variable interest entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, with certain transition provisions for those entities created before February 1, 2003. Currently, the Group believes it does not have any entities affected by the provisions of FIN 46.

        In November 2002, the EITF reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This EITF provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Pearson will evaluate the impacts of such rules on its specific service transactions and contracts if involving multiple elements.

Recent UK Accounting Pronouncements

        In November 2000 the Accounting Standards Board ("ASB") issued Financial Reporting Standard ("FRS") 17, Retirement Benefits. FRS 17 approaches pension cost accounting from a balance sheet perspective with the net surplus or deficit in defined benefit pension schemes being recognised on the balance sheet. Annual changes in the surplus or deficit flow through the profit and loss account and the statement of recognised gains and losses. In 2001 we adopted the transitional requirements of FRS 17 and have disclosed the effect on the closing balance sheet in Note 10 to our consolidated financial statements included in this Annual Report. At the end of 2002 we disclosed the effect on both the profit and loss account and balance sheet in Note 10 to the financial statements. We are not required to adopt FRS 17 before the introduction of International Accounting Standards in 2005.

        In December 2000 the ASB issued FRS 18 Accounting Policies. FRS 18 requires companies to consider the selection, application and disclosure of appropriate accounting policies. We adopted this standard in 2001 and have consequently carried out a review of all our accounting policies in line with the requirements of the standard. We believe that our policies are the most appropriate and have been consistently applied and our review did not give rise to any amendments that affected the results as reported.

        In December 2000 the ASB issued FRS 19 Deferred Tax. FRS 19 requires deferred tax to be recognized in respect of all timing differences except those which are permanent, which have originated but not reversed at the balance sheet date. It also requires companies to explain, by way of reconciliation, the differences between their effective current tax rate and the standard rate of current tax. The tax benefit of US tax losses was previously accounted for as the tax losses were utilised. Under FRS 19 this benefit no longer arises, and hence our effective tax rate has increased. FRS 19 was adopted in the 2002 financial statements and comparatives have been restated. See—General Overview—Restatement on page 22.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

        We are managed by a board of directors and a chief executive who reports to the board and manages through a management committee. We refer to the executive director members of the board of directors, the most senior executives from each of our three main operating divisions and the chairman of the board of directors as our "senior management".

        The following table sets forth information concerning senior management, as of April 2003.

Name	Age	Position
Dennis Stevenson	57	Chairman
Marjorie Scardino	56	Chief Executive
David Bell	56	Director for People and Chairman of the FT Group
Terry Burns	59	Non-executive Director
Patrick Cescau	54	Non-executive Director
Rona Fairhead	41	Chief Financial Officer
Peter Jovanovich	54	Chief Executive, Pearson Education
John Makinson	48	Chairman and Chief Executive Officer, Penguin Group
Reuben Mark	64	Non-executive Director
Vernon Sankey	53	Non-executive Director
Rana Talwar	55	Non-executive Director

        Dennis Stevenson has been a non-executive director since 1986 and became chairman in 1997. He is a member of our treasury committee. He is also chairman of HBOS plc and a non-executive director of Manpower Inc. in the US.

        Marjorie Scardino joined the board and became chief executive in January 1997. She was president of The Economist Group's North American operations from 1985 and chief executive from 1993 until joining Pearson. She sits on the board of Recoletos and is also a non-executive director of Nokia Corporation.

        David Bell became a director in March 1996. He is chairman of the FT Group, having been chief executive of the Financial Times from 1993 to 1998. In July 1998, he was appointed our director for people with responsibility for the recruitment, motivation, development and reward of employees across the Pearson Group. He also sits on the board of Recoletos and is also a non-executive director of VITEC Group plc and chairman of the International Youth Foundation.

        Terry Burns became a non-executive director in May 1999 and currently serves on the Audit and Personnel committees. He was the UK government's chief economic advisor from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is non-executive chairman of Abbey National plc and Glas Cymru Limited and a non-executive director of The British Land Company PLC.

        Patrick Cescau became a non-executive director in April 2002. He joined Unilever in 1973, latterly serving as Finance Director until January 2001, at which time he was appointed to his current position as Director of Unilever's Foods Division. He is a director of Unilever plc and Unilever NV.

        Rona Fairhead became a director and chief financial officer in June 2002. She had served as deputy finance director from October 2001. From 1996 until 2001, she worked at ICI plc, where she served as executive vice president, group control and strategy, and a member of the executive committee from 1998. Prior to that, she worked for Bombardier Inc. in finance, strategy and operational roles.

        Peter Jovanovich was appointed to the board in June 2002. He became chairman and chief executive of Addison Wesley Longman in 1997. In 1998 he became chief executive of Pearson Education. He also serves on the board of the Association of American Publishers and the board of the Alfred Harcourt Foundation. Prior to joining Pearson he was president of McGraw-Hill's Educational and Professional Publishing Group from 1995 to 1997, and its chairman in 1997.

        John Makinson became chairman of the Penguin Group in May 2001 and its chief executive officer in June 2002. He was appointed chairman of IDC in December 2002 and also sits on the board of Marketwatch.com, Inc and Recoletos. He served as Pearson Finance Director from March 1996 until June 2002. From 1994 to 1996 he was managing director of the Financial Times, and prior to that he founded and managed the investor relations firm Makinson Cowell. He is also a non-executive director of George Weston Limited in Canada.

        Reuben Mark became a non-executive director in 1988 and currently serves on the Audit Committee and as chairman of the Personnel Committee. He became chief executive of the Colgate Palmolive Company in 1984, and chairman in 1986. He has held these positions since then. He is also a director of AOL Time Warner Inc.

        Vernon Sankey became a non-executive director in 1993 and currently serves as chairman of the Audit Committee and as a member of the Treasury Committee. He was previously chief executive of Reckitt & Colman plc and is deputy chairman of Photo-Me International plc and Beltpacker plc. He is also a non-executive director of Zurich Financial Services AG and a board member of the UK's Food Standards Agency.

        Rana Talwar became a non-executive director in March 2000 and currently serves on the Personnel and Treasury Committees. He is currently chairman of Sabre Capital. He served as group chief executive of Standard Chartered plc from 1998 until 2001, and was at Citicorp from 1969 to 1997, where he held a number of senior international management roles.

Compensation of Senior Management

        It is the role of the Personnel Committee is to approve the remuneration and benefits packages of the executive directors, the chief executives of the principal operating companies and other members of the Pearson Management Committee, as well as to ensure senior management receives the development they need and that succession plans are being made. The committee also notes the remuneration for those executives with base pay over a certain level, amounting to approximately the top 50 executives of the company.

Remuneration Policy

        Pearson seeks to generate a performance culture by developing programmes that support its business goals and rewarding contributions towards their achievement. It is the company's policy that total remuneration (basic compensation plus short-term and long-term incentives) should reward both short- and long-term results, delivering competitive rewards for target performance, but outstanding rewards only for exceptional performance.

        The company's policy is that base compensation should provide the appropriate rate of remuneration for the job, taking into account relevant recruitment markets and business sectors and geographic regions. Benefit programmes should ensure that Pearson retains a competitive recruiting advantage.

        Share ownership is encouraged throughout the company. Equity-based reward programmes align the interests of directors, and employees in general, with those of shareholders. They also enhance identification with Pearson by linking rewards with Pearson's financial success.

        The main elements of remuneration are base salary and other emoluments, annual bonus with bonus share matching, and long-term incentives in the form of restricted shares or options.

        Total remuneration is made up of fixed and performance-linked elements. Consistent with its policy, the committee places considerable emphasis on the performance-linked elements of remuneration that comprise annual bonus, bonus share matching and long-term incentives.

Base Salary

        Our aim is that the base salaries of the executive directors should be set at levels that are competitive with those of directors and executives in similar positions in comparable companies. This includes a range of companies of comparable size and global reach in different sectors in the UK and selected media companies in North America. Our policy is to review salaries annually.

Other Emoluments

        Other emoluments may include benefits such as company car, healthcare, and where relevant, amounts paid in respect of housing costs.

        It is the company's policy that its benefit programmes should be competitive in the context of the local labour market, while recognizing the requirements, circumstances and mobility of individual executives.

Annual Bonus

        The committee establishes the annual bonus plans for the executive directors, chief executives of the company's main operating companies and other members of the Pearson Management Committee, including performance measures and targets and the amount of bonus that can be earned.

        The performance targets relate to the company's main measures of business performance at both the corporate and operating company level.

        For 2003, the performance measures for Pearson plc are growth in underlying sales and adjusted earnings per share, operating cash conversion and the ratio of working capital to sales. For subsequent years, the measures will be set at the time.

        For 2003, following the committee's review of executive remuneration, the target annual bonus opportunity for executive directors and other members of the Pearson Management Committee will be 75% of salary. Individuals may receive up to twice their target bonus for performance in excess of target.

        The committee will continue to review the bonus plans on an annual basis and to revise the bonus limits and targets in light of the current conditions.

        The committee may award individual discretionary bonuses. In the UK, bonuses do not form part of pensionable earnings. In the US, bonuses up to 50% of base salary are pensionable under the supplemental executive retirement plan, consistent with US market practice.

Bonus Share Matching

        The company encourages executive directors and other senior executives to hold Pearson shares in many ways.

        The annual bonus share matching plan permits executive directors and senior executives around the Group to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the company's adjusted earnings per share increase in real terms by at least 3% per annum, the company will match them on a gross basis of one share for every two held after three years, and another one for two originally held (i.e. a total of one-for-one) after five years.

The Long-Term Incentive Plan

        Executive directors, senior and other executives and managers are eligible to participate in Pearson's long-term incentive plan introduced in 2001. The plan consists of two parts: stock options and/or restricted stock. The aim is to give the committee a range of tools with which to link corporate performance to management's long-term reward in a flexible way. The principles underlying it are as follows:

  •
  the Personnel Committee establishes guidelines that set out the maximum expected value of awards each year using an economic valuation methodology for fixing the relative values of both option grants and restricted stock awards;

  •
  the maximum expected value of awards for executive directors is based on assessment of market practice for comparable companies;

  •
  no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson's share plans in any ten-year period commencing in January 1997;

  •
  awards of restricted stock are satisfied using existing shares.

        For stock options, within this overall 10% limit, up to 1.5% of new issue equity may be placed under option under the plan in any year, subject to the company's earnings per share performance. No options may be granted unless the company's adjusted earnings per share increase in real terms by at least 3% per annum over the three-year period prior to grant.

        The vesting of restricted stock is normally dependent on the satisfaction of a stretching corporate performance target over a three-year period.

Shareholding Policy

        As previously noted, in line with the policy of encouraging widespread employee ownership, the company encourages executive directors, as well as other senior management, to build up a substantial shareholding in the company. However, we do not think it is appropriate to specify a particular relationship of shareholding to salary.

Service Agreements

        Executive directors have rolling service agreements with the company. Other than by termination in accordance with the terms of these agreements, employment continues until retirement.

        It is normal policy that the company may terminate these agreements by giving 12 months' notice, although there may be circumstances when a longer notice period may be justified. The agreements also specify the compensation payable by way of liquidated damages in circumstances where the company terminates agreements without notice or cause. The compensation payable in these circumstances is typically 100% of annual salary, 100% of other benefits, and in some cases a proportion of potential bonus.

        Peter Jovanovich's service agreement provides for compensation on termination of employment by the company without cause of 200% of annual salary plus target bonus, reflecting US employment practice and the terms agreed with him before his appointment as a director of the company in June 2002.

Retirement Benefits

        We describe in turn the retirement benefits for each of the executive directors.

        Marjorie Scardino has both defined benefit and defined contribution pension arrangements in the US. The Pearson Inc. Pension Plan (the US Plan) is an approved defined benefit plan providing a lump sum convertible to a pension on retirement. The lump sum is accrued at 6% of capped compensation, but accruals of benefit in this plan ceased on 31 December 2001.

        The defined contribution arrangements are an approved 401(k) plan and an unfunded, unapproved scheme.

        The US plan has a normal retirement age of 65. Early retirement after age 55 is possible, with the company's consent and on a reduced pension. The US plan also provides a spouse's pension on death in service from age 55 and death in retirement broadly equivalent to 50% of the member's early retirement pension. The US plan does not guarantee any increases to the pension once it comes into payment.

        David Bell is a member of the Final Pay Section of the Pearson Group Pension Plan (the UK Plan), to which he contributes 5% of his pensionable salary.

        He is eligible for a pension from the UK Plan of two-thirds of his final base salary at normal retirement age (age 62) due to his previous service with the Financial Times. Early retirement after age 50 is possible, with company consent, and on a pension from the plan that is scaled down to reflect the shorter period of service completed. If retiring before age 60, the pension will be further reduced by an actuarial factor to reflect the longer period over which it is expected to be paid.

        On death before normal retirement age, a pension will be paid to the spouse, or in the absence of a spouse to a financial dependant nominated by the member. The pension will be one-third of annual base salary. On death after leaving service but before retirement, a pension of 50% of the deferred pension will be payable to the spouse or nominated financial dependant. On death in retirement the pension payable is 60% of the director's pension (ignoring any pension commuted for a lump sum at retirement). Children's pensions may also be payable to dependent children. Pensions in payment are guaranteed in the UK plan to increase each year at 5% or the increase in the Index of Retail Prices, whichever is lower.

        Rona Fairhead is also a member of the Final Pay Section of the UK Plan, but her pensionable salary is restricted to the earnings cap introduced by the Finance Act 1989. In addition, the company contributes into a Funded Unapproved Retirement Benefits Scheme (FURBS).

        The UK Plan provides her with a pension that accrues at one-thirtieth of the earnings cap for each year of service.

        Early retirement after age 50 is possible, with company consent, and on a pension from the plan that is scaled down to reflect the shorter period of service completed. If retiring before age 60, the pension will be further reduced by an actuarial factor to reflect the longer period over which it is expected to be paid. Under the company's FURBS arrangements, early retirement is possible with company consent from age 50 onwards. The benefit payable will be the amount of the member's fund at the relevant date.

        On death before normal retirement age, a pension will be paid to the spouse, or in the absence of a spouse to a financial dependant nominated by the member. The pension will be one-third of the earnings cap at the time of death. On death after leaving service but before retirement, a pension of 50% of the deferred pension will be payable to the spouse or nominated financial dependant. On death in retirement the pension payable is 60% of the director's pension (ignoring any pension commuted for a lump sum at retirement). Children's pensions may also be payable to dependent children. Pensions in payment are guaranteed in the UK plan to increase each year at 5% or the increase in the Index of Retail Prices, whichever is lower.

        In addition, the proceeds of the FURBS will be paid at retirement.

        Peter Jovanovich has both defined benefit and defined contribution pension arrangements in the US. The Pearson Inc. Pension Plan (the US Plan) is an approved defined benefit plan providing a lump sum convertible to a pension on retirement. The lump sum is accrued at 6% of capped compensation, but accruals of benefit in this plan ceased on 31 December 2001. In addition, there is an unfunded, unapproved Supplemental Executive Retirement Plan (the US SERP) providing an annual pension accrual of 2% of final average earnings, less benefits accrued in the US Plan and US Social Security.

        The defined contribution arrangements are an approved 401(k) plan and a funded, unapproved 401(k) excess plan.

        The US Plan has a normal retirement age of 65. Early retirement after age 55 is possible, with company consent and on a reduced pension for early payment. The US Plan also provides a spouse's pension on death in service from age 55 and death in retirement broadly equivalent to 50% of the member's early retirement pension. The US Plan does not guarantee any increases to the pension once it comes into payment.

        For 2003, Peter Jovanovich's pension arrangements will include a new unfunded, unapproved, defined contribution plan and his participation in the US SERP will cease.

        John Makinson is also a member of the Final Pay Section of the UK Plan, and his pensionable salary is also restricted to the earnings cap. The company has been paying contributions into a FURBS, but the contributions ceased on 31 December 2001. During 2002, the company established an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for John Makinson.

        The UURBS tops up the pensions payable from the UK Plan and the closed FURBS to a target pension of two-thirds of Revalued Base Salary on retirement at age 62. Revalued Base Salary is defined as £450,000 indexed in line with the increase in the Index of Retail Prices.

        Early retirement after age 50 is possible, with company consent and based on a uniform accrual from 1 April 1994. In that event, the pension from the UK Plan, the FURBS and the UURBS in aggregate will be scaled down to reflect the shorter period of service completed. If retiring before age 60, the pension will be further reduced by an actuarial factor to reflect the longer period over which it is expected to be paid.

        On death before normal retirement age, a pension from the UK Plan, the FURBS and the UURBS in aggregate will be paid to the spouse, or in the absence of a spouse to a financial dependant nominated by the member. The pension will be one-third of Revalued Base Salary. On death after leaving service but before retirement, a pension of 50% of the deferred pension will be payable to the spouse or nominated financial dependant. On death in retirement the pension payable is 60% of the director's pension (ignoring any pension commuted for a lump sum at retirement). Children's pensions may also be payable to dependent children. The pension in payment is guaranteed to increase each year at 5% or the increase in the Index of Retail Prices, whichever is lower.

Chairman's Remuneration

        The committee recommends to the full board for its approval the remuneration and benefits package of the chairman of the board.

        Dennis Stevenson's remuneration comprises a salary that is intended to be competitive with those of part-time chairmen in comparable companies taking into account the role that he performs.

        His original remuneration package included an entitlement to long-term incentives. He waived this entitlement in 1999 to avoid any conflict when discussing long-term incentive policy with shareholders. In view of that and the fact that his salary was last revised in 1999, his remuneration is currently under consideration.

        He is not currently entitled to an annual bonus, retirement or other benefits. He is eligible to participate in the company's worldwide save for shares plan.

Non-executive Directors

        Fees for non-executive directors are determined by the full board, having regard to market practice and within the restrictions contained in the company's articles of association. Fees are reviewed annually with the help of outside advice. Non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of the company) and do not participate in the company's equity-based incentive plans.

        Since January 2000, non-executive directors have received an annual fee of £35,000 each. One overseas-based director is paid a supplement of £7,000 per annum. The non-executive directors who chair the personnel and audit committees each receive an additional fee of £5,000 per annum. For those non-executive directors who retain their fees personally, £10,000 of the total fee, or all of the fee in the case of Rana Talwar, is payable in the form of Pearson shares which the non-executive directors have committed to retain for the period of their directorships.

        In the case of Patrick Cescau, his fee is paid over to Unilever NV, his employer.

        Non-executive directors serve Pearson under letters of appointment and do not have service contracts.

        There is no entitlement to compensation on the termination of their directorships.

Remuneration of Senior Management

        Excluding contributions to pension funds and related benefits, senior management remuneration for 2002 was as follows:

	Salaries/Fees(1)	Bonus(2)	Other(3)	Total
	(in £ thousands)
Chairman
Lord Stevenson	275	—	—	275
Executive directors
Marjorie Scardino	525	273	54	852
David Bell	310	161	16	487
Rona Fairhead	318	165	13	496
Peter Jovanovich	557	412	9	978
John Makinson	419	279	157	855

Senior management as a group	2,404	1,290	249	3,943

(1)
Although the salaries of the executive directors were in certain cases below those of their competitors, the executive directors (along with their fellow senior managers) elected not to receive an increase in their base salaries with effect from 1 January 2002.

        Rona Fairhead and John Makinson received increases in their base salaries on taking up their appointments as chief financial officer and chairman and chief executive of the Penguin Group respectively with effect from 1 June 2002.

(2)
For Pearson plc, the 2002 performance measures in the annual bonus plan were growth in underlying sales, growth in adjusted earnings per share, trading cash conversion and average working capital as a ratio to sales.

        In the case of Peter Jovanovich and, for part of the year, John Makinson, part of their bonuses also related to the performance of Pearson Education and Penguin Group respectively. For both businesses, the performance measures were growth in underlying sales, trading margin, trading cash conversion and average working capital as a ratio to sales.

        No discretionary bonuses were awarded for 2002.

(3)
Other emoluments include company car and healthcare benefits and, in the case of Marjorie Scardino, include £36,090 in respect of housing costs.

        On taking up his appointment as chairman and chief executive of the Penguin Group with effect from 1 June 2002, John Makinson also became entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US. He received £130,640 for 2002.

Share Options of Senior Management

        This table sets forth for each director the number of share options held as of December 31, 2002 as well as the exercise price, rounded to the nearest whole penny/cent, and the range of expiration dates of these options.

Director	Number of options	(1)		Exercise price	Earliest exercise date	Expiry date
Dennis Stevenson	2,512	b		687p	01/08/03	01/02/04

Total	2,512			—

Marjorie Scardino	176,556	a	*	974p	14/09/01	14/09/08
	5,660	a	*	1090p	14/09/01	14/09/08
	2,839	b		687p	01/08/05	01/02/06
	37,583	c		1373p	08/06/02	08/06/09
	37,583	c		1648p	08/06/02	08/06/09
	37,583	c		1922p	08/06/02	08/06/09
	36,983	c		2303p	03/05/03	03/05/10
	36,983	c		2764p	03/05/03	03/05/10
	36,983	c		3225p	03/05/03	03/05/10
	41,550	d	*	1421p	09/05/02	09/05/11
	41,550	d		1421p	09/05/03	09/05/11
	41,550	d		1421p	09/05/04	09/05/11
	41,550	d		1421p	09/05/05	09/05/11

Total	574,953			—

David Bell	20,496	a	*	974p	14/09/01	14/09/08
	501	b		687p	01/08/03	01/02/04
	184	b		913p	01/08/04	01/02/05
	202	b		1428p	01/08/03	01/02/04
	202	b		957p	01/08/04	01/02/05
	272	b		696p	01/08/05	01/02/06
	18,705	c		1373p	08/06/02	08/06/09
	18,705	c		1648p	08/06/02	08/06/09
	18,705	c		1922p	08/06/02	08/06/09
	18,686	c		2303p	03/05/03	03/05/10
	18,686	c		2764p	03/05/03	03/05/10
	18,686	c		3225p	03/05/03	03/05/10
	16,350	d	*	1421p	09/05/02	09/05/11
	16,350	d		1421p	09/05/03	09/05/11
	16,350	d		1421p	09/05/04	09/05/11
	16,350	d		1421p	09/05/05	09/05/11

Total	199,430			—

Rona Fairhead	19,997	d	*	822p	01/11/03	01/11/11
	19,998	d		822p	01/11/04	01/11/11
	20,005	d		822p	01/11/05	01/11/11

Total	60,000			—

Peter Jovanovich	8,250	a	*	758p	12/09/00	12/09/07
	102,520	a	*	677p	12/09/00	12/09/07
	32,406	c		1373p	08/06/02	08/06/09
	32,406	c		1648p	08/06/02	08/06/09
	32,406	c		1922p	08/06/02	08/06/09
	33,528	c		2303p	03/05/03	03/05/10
	33,528	c		2764p	03/05/03	03/05/10
	33,528	c		3225p	03/05/03	03/05/10
	31,170	d	*	$21.00	09/05/02	09/05/11
	31,170	d		$21.00	09/05/03	09/05/11
	31,170	d		$21.00	09/05/04	09/05/11
	31,170	d		$21.00	09/05/05	09/05/11
	19,998	d	*	$11.97	01/11/03	01/11/11
	19,998	d		$11.97	01/11/04	01/11/11
	20,004	d		$11.97	01/11/05	01/11/11

Total	493,252			—

John Makinson	56,000	a	*	567p	06/05/97	06/05/04
	20,160	a	*	487p	20/04/98	20/04/05
	36,736	a	*	584p	08/08/99	08/08/06
	73,920	a	*	677p	12/09/00	12/09/07
	30,576	a	*	974p	14/09/01	14/09/08
	—	b	*	517p	01/08/01	01/02/02
	1,920	b		957p	01/08/08	01/02/09
	21,477	c		1373p	08/06/02	08/06/09
	21,477	c		1648p	08/06/02	08/06/09
	21,477	c		1922p	08/06/02	08/06/09
	21,356	c		2303p	03/05/03	03/05/10
	21,356	c		2764p	03/05/03	03/05/10
	21,356	c		3225p	03/05/03	03/05/10
	19,785	d	*	1421p	09/05/02	09/05/11
	19,785	d		1421p	09/05/03	09/05/11
	19,785	d		1421p	09/05/04	09/05/11
	19,785	d		1421p	09/05/05	09/05/11

Total	426,951			—

(1)
Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; and d long-term incentive; and * where options are exercisable.

a      Executive

        Subject to any performance condition being met, executive options become exercisable on the third anniversary of the date of grant and lapse if they remain unexercised at the tenth.

        Options granted prior to 1996 are not subject to performance conditions representing market best practice at that time.

        The exercise of options granted since 1996 is subject to a real increase in the company's adjusted earnings per share over any three-year period prior to exercise.

        This target was not met for the period 1998 to 2001 and options granted in 1999 did not become exercisable in 2002. This target was also not met for the period 1999 to 2002 and options granted in 2000 will not become exercisable in 2003.

b      Worldwide save for shares

        The acquisition of shares under the worldwide save for shares plan is not subject to the satisfaction of a performance target.

c      Premium priced

        Subject to the performance conditions being met, Premium Priced Options (PPOs) become exercisable on the third anniversary of the date of grant and lapse if they remain unexercised at the tenth.

        PPOs were granted in three tranches. For these to become exercisable, the Pearson share price has to stay above the option price for 20 consecutive days within three, five and seven years respectively. The share price targets for the three- and five-year tranches of PPOs granted in 1999 were met in 2000. In addition, for options to be exercisable, the company's adjusted earnings per share have to increase in real terms by at least 3% per annum over the three-year period prior to exercise. These targets for the three-year periods 1998 to 2001 and 1999 to 2002 were not met.

d      Long-term incentive

        Options granted in 2001 were based on pre-grant earnings per share growth of 75% against a target of 16.6% over the period 1997 to 2000 and are not subject to further performance conditions on exercise.

        Long-term incentive options granted on 9 May 2001 become exercisable in tranches on the first, second, third and fourth anniversary of the date of grant and lapse if they remain unexercised at the tenth. The fourth tranche lapses if any of the options in the first, second or third tranche are exercised prior to the fourth anniversary of the date of grant.

        Long-term incentive options granted on 1 November 2001 become exercisable in tranches on the first, second and third anniversary of the date of grant and lapse if they remain unexercised at the tenth.

(2)
In addition to the above listed options both Marjorie Scardino and Peter Jovanovich participate in the Pearson US Employee Stock Purchase Plan saving the maximum amount of US$12,000 per annum.

Share Ownership of Senior Management

        The table below sets forth the number of ordinary shares and restricted shares held by each of our directors as at March 31, 2003. Additional information with respect to share options held by, and bonus awards for, these persons is set out above in "Remuneration of Senior Management" and "Share Options for Senior Management". The total number of ordinary shares held by senior management as of March 31, 2003 was 423,487 representing less than 1% of the issued share capital on March 31, 2003.

As at 31 March 2003	Ordinary Shares(1)	Restricted Shares(2)
Lord Stevenson	159,131	—
Marjorie Scardino	86,121	532,571
David Bell	50,939	233,313
Lord Burns	1,972	—
Patrick Cescau	—	—
Rona Fairhead	560	165,611
Peter Jovanovich	54,986	365,818
John Makinson	29,333	299,634
Reuben Mark	12,176	—
Vernon Sankey	1,927	—
Rana Talwar	7,922	—
(1)
Amounts include shares acquired by individuals under the annual bonus share matching plan and amounts purchased in the market by individuals.

(2)
Restricted shares comprise awards made under the reward, annual bonus share matching and long-term incentive plans. The number of shares shown represents the maximum number of shares which may vest, subject to the performance conditions being fulfilled.

•
Awards lapsed:

        The vesting of Pearson Equity Incentives (PEIs) awarded in 2000 under the reward plan was related to growth in free cash flow per shares over the three-year period 2000 to 2002. On the basis of performance over that period, no PEIs vested and all entitlements lapsed.

  •
  Awards outstanding:

        The annual bonus share matching plan permits executive directors and senior executives to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the company's adjusted earnings per share increase in real terms by at least 3% per annum, the company will match them on a gross basis of one share for every two held after three years, and another one for two originally held (i.e. a total of one for one) after five years. For the award made in 1998, since the real growth in earnings per share target for the period 1997 to 2002 was not met, participants did not become entitled to the second one-for-two matching shares and these awards lapsed. Participants were, however, already entitled to the first one-for-two matching shares based on 1997 to 2000 performance and these shares will be released in 2003. For the award made in 1999, participants did not become entitled to the one-for-two match in 2002 but remain eligible for the one-for-one match in 2004 subject to the earnings per share target for 1998 to 2003 being met. If this target is not met, the awards lapse.

        As reported in 2001, Pearson Equity Incentives awarded in 1999 under the reward plan vested on 8 June 2002. Following vesting, the shares remain subject to a two-year retention period and will be released in 2004.

        The vesting of restricted stock awards under the long-term incentive plan made in 2001 is related to free cash flow per share performance over the period 2001 to 2003, consistent with the performance measure used in relation to vesting of restricted stock under the previous reward plan.

  •
  Awards granted:

        The annual bonus share matching plan shares awarded on 19 April 2002 will vest in full on 19 April 2007 if the company's adjusted earnings per share increase in real terms by at least 3% per annum over the period 2001 to 2006. 50% of these shares vest on 19 April 2005 if the company's adjusted earnings per share increase in real terms by at least 3% per annum over the period 2001 to 2004.

        The long-term incentive plan shares awarded to Rona Fairhead on 8 April 2002 will vest on 8 October 2004, being three years from the date of her appointment, in accordance with the terms agreed with her when she joined the company.

        The long-term incentive plan shares awarded on 19 November 2002 will vest on 29 April 2004 providing the company's adjusted earnings per share increase in real terms by an average of 3% per annum over the five-year period 1998 to 2003 by comparing earnings per share for 1998 with those for 2003.

        The long-term incentive plan shares awarded on 16 December 2002 will vest in tranches. The first tranche of shares will vest on 28 June 2005. The second, third, fourth and fifth tranches will vest no earlier than 28 June 2005 subject to the Pearson share price reaching £9, £11, £13 and £18 respectively for a period of 20 consecutive business days prior to 28 June 2009.

Employee Share Ownership Plans

All-Employee Share Awards

        Since 1999, we have made share awards to all employees at the discretion of the board. No awards were made in 2001 or 2002. In 2003, the board has made an award of 10 shares to all employees employed at 3 March 2003.

Worldwide Save for Shares Plan

        In 1998, we introduced a worldwide save for shares plan. Under this plan, our employees around the world have the option to save a portion of their monthly salary over periods of three, five or seven years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the commencement of the employee's participation in the plan.

        In the United States, this plan operates as a stock purchase plan under Section 423 of the US Internal Revenue Code of 1986. This plan was introduced in 2000 following Pearson's listing on the New York Stock Exchange. Under it, participants save a portion of their monthly salary for a period of twelve months. At the end of this period, the employee has the option to purchase ADRs representing ordinary shares with their accumulated funds at a purchase price equal to 85% of the lower of the market price prevailing at the beginning or end of the period.

Board Practices

        Our board currently comprises the chairman, who is part-time, five executive directors and five non-executive directors. Our articles of association provide that at every annual general meeting, one-third of the board of directors, or the number nearest to one-third, shall retire from office. The directors to retire each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election. If at any annual general meeting, the place of a retiring director is not filled, the retiring director, if willing, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that director has been put to the meeting and lost. Our articles of association also provide that every director be subject to re-appointment by shareholders at the next annual general meeting following their appointment.

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

Personnel Committee

        This committee is chaired by Reuben Mark and its other member during 2002 was Terry Burns. Rana Talwar joined the committee in 2003. All three are non-executive directors. The committee meets regularly to decide the remuneration and benefits of the executive directors and the chief executives of our three operating divisions. The committee also recommends the chairman's remuneration to the board of directors for its decision and reviews management development and succession plans.

Nomination Committee

        This committee is chaired by Dennis Stevenson and comprises all directors. The committee meets from time to time as necessary to consider the appointment of new directors. Its composition and chairmanship is currently under consideration.

Treasury Committee

        This committee is chaired by Dennis Stevenson and also comprises Rona Fairhead, Vernon Sankey and Rana Talwar. The committee sets the policies for our treasury department and reviews its procedures on a regular basis.

Employees

        The average numbers of persons employed by us during each of the three fiscal years ended 2002 were as follows:

  •
  30,359 in fiscal 2002

  •
  29,027 in fiscal 2001, and

  •
  24,688 in fiscal 2000.

        We, through our subsidiaries, have entered into collective bargaining agreements with employees in various locations. Our management has no reason to believe that we would not be able to renegotiate any such agreements on satisfactory terms. We encourage employees to contribute actively to the business in the context of their particular job roles and believe that the relations with our employees are generally good. During 2002 we employed a significant number of temporary employees within NCS in connection with the TSA contract.

        The table set forth below shows for 2002 the average number of persons employed in each of our operating divisions in the United Kingdom, the United States, other locations and in total.

Business Unit	UK	US	Other	Total
Pearson Education	1,326	14,459	4,250	20,035
FT Group	1,914	1,140	2,169	5,223
The Penguin Group	1,305	2,167	890	4,362
Other	204	534	1	739

Total Pearson	4,749	18,300	7,310	30,359

Item 7. Major Shareholders and Related Party Transactions

        To our knowledge, as of March 3, 2003, the only beneficial owners of 3% or more of our issued and outstanding ordinary share capital were The Capital Group Companies Inc. which owned 88,115,107 ordinary shares representing 10.99% of our outstanding ordinary shares, Telefónica Contenidos SA, which owned 38,853,403 ordinary shares representing 4.85% of our outstanding ordinary shares, and Legal and General which owned 24,046,759 ordinary shares representing 3.00% of our outstanding ordinary shares. On February 28, 2003, record holders with registered addresses in the United States held 14,966,173 ADRs, which represented 1.86% of our outstanding ordinary shares. Because some of these ADRs are held by nominees, these numbers may not accurately represent the number of beneficial owners in the United States.

Item 8. Financial Information

        The financial statements filed as part of this Annual Report are included on pages F-1 through F-113 hereof.

        Other than those events described in Note 31 of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to our financial condition or results of operations since December 31, 2002. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

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

		Ordinary Shares
Reference Period				Average Daily Trading Volume
		High	Low
		(in pence)		(ordinary shares)
Five Most Recent Fiscal Years
	2002	922	505	6,164,508
	2001	1,726	645	5,245,023
	2000	2,302	1,470	2,686,694
	1999	2,004	1,173	1,910,696
	1998	1,200	762	1,779,335
Most Recent Quarter and Two Most Recent Fiscal Years
2003	First quarter	604	430	7,178,200
2002	Fourth quarter	740	523	6,570,858
	Third quarter	690	505	6,783,239
	Second quarter	914	653	5,507,869
	First quarter	922	694	5,732,448
2001	Fourth quarter	956	645	7,309,513
	Third quarter	1,178	710	5,238,927
	Second quarter	1,475	1,112	4,484,028
	First quarter	1,726	1,220	3,906,392
Most Recent Six Months
	May 2003	574	498	7,557,300
	April 2003	560	497	5,952,100
	March 2003	529	430	9,230,300
	February 2003	567	454	7,084,307
	January 2003	604	508	6,722,653
	December 2002	740	567	5,624,208

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

  Executive Employment Contracts

        We have entered into agreements with each of our executive directors pursuant to which such executive director is employed by us. These agreements describe the duties of such executive director and the compensation to be paid by us. See "Item 6. Directors, Senior Management & Employees—Compensation of Senior Management". Each agreement may be terminated by us on 12 months' notice or by the executive director on six months' notice. In the event we terminate any executive director without giving the full 12 months' advance notice, the executive director is entitled to receive liquidated damages equal to 12 months base salary and benefits together with a proportion of potential bonus. In the case of Peter Jovanovich, his service agreement provides for compensation on termination of employment by the company without cause of 200% of annual salary plus target bonus, reflecting US employment practice and the terms agreed with him in his employment and confirmed in October 2000 before his appointment as a director of the company.

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

        The discussion below is based upon current UK law and the provisions of the US Internal Revenue Code of 1986, or the Code, and regulations, rulings and judicial decisions as of the date of this Annual Report; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in tax consequences different from those discussed below. This discussion is also based on the current Income Tax Treaty between the United Kingdom and the United States, which came into force in March 2003 (the "New Income Tax Treaty"), and also the previous Income Tax Treaty (the "Old Income Tax Treaty"). Both the New Income Tax Treaty and the Old Income Tax Treaty may be relevant to a US holder because the US holder's precise circumstances will determine the applicable Income Tax Treaty. The New Income Tax Treaty will have effect commencing on the following dates:

  •
  In respect of taxes withheld at source—for tax years commencing on or after May 1, 2003;

  •
  In respect of UK income and capital gains tax—for tax years commencing on or after April 6, 2003;

  •
  In respect of UK corporation tax—for tax years commencing on or after April 1, 2003;

  •
  In respect of US taxation—for tax years commencing on or after January 1, 2004.

        In particular, the New Income Tax Treaty will apply to distributions we make on or after May 1, 2003. However, notwithstanding the entry into force of the New Income Tax Treaty, the tax treatment of a US holder may continue to be governed by the Old Income Tax Treaty for a period of twelve months from the date on which the relevant provisions of the New Income Tax Treaty came into effect, at the election of the US holder. For example, a US holder may elect that the Old Income Tax Treaty should apply to any distributions that we make to that holder on or before April 30, 2004.

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

UK Income Taxation of Distributions

        Under the Old Income Tax Treaty, subject to certain exceptions, a US holder who is a resident of the United States (and is not a resident of the United Kingdom) for purposes of the Old Income Tax Treaty is entitled to receive, in addition to any dividend that we pay, a payment from the Inland Revenue in respect of such dividend equal to the tax credit to which an individual resident in the United Kingdom for tax purposes would have been entitled had he received the dividend (which is currently equal to one-ninth of the dividend received), reduced by a UK withholding tax equal to an amount not exceeding 15% of the sum of the dividend paid and the UK tax credit payment. At current rates the withholding tax entirely eliminates the tax credit payment but no withholding in excess of the tax credit payment is imposed upon the US holder. Thus, for example, a US holder that receives a $100.00 dividend also will be treated as receiving from the Inland Revenue a tax credit payment of $11.11 (one-ninth of the dividend received), but the entire $11.11 payment will be eliminated by UK withholding tax, resulting in a net $100.00 distribution to the US holder.

        Under the New Income Tax Treaty, a US holder is not entitled to receive any payment from the Inland Revenue. No UK tax will be withheld from the dividend.

US Income Taxation of Distributions

        Distributions that we make with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. Under the Old Income Tax Treaty, the amount treated as a distribution will equal the sum of the cash distribution and its associated UK tax credit payment; thus, as described above under "—UK Income Taxation of Distributions," the recipient of a $100.00 cash distribution will be deemed to have received a total distribution of $111.11. Under the New Income Tax Treaty, the amount of any distribution will equal the amount of the cash distribution. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to a US holder and will be applied against and reduce the US holder's tax basis in its ordinary shares or ADSs. To the extent that these distributions exceed the tax basis of the US holder in its ordinary shares or ADSs, the excess generally will be treated as capital gain.

        Dividends that we pay will not be eligible for the dividends received deduction generally allowed to US corporations under Section 243 of the Code.

        In computing its US federal income tax liability, a US holder generally may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a US foreign tax credit for foreign income taxes withheld from any distributions paid on the ordinary shares or ADSs. In the case of US holders and subject to certain limitations, if the Old Income Tax Treaty is applicable, a foreign tax credit may be claimed for the amount of UK withholding taxes deemed to be imposed under the Old Income Tax Treaty. As discussed above (see "—UK Income Taxation of Distributions"), the amount of UK withholding tax deemed to be imposed is equal to one-ninth of the associated cash distribution, or $11.11 on a $100.00 cash distribution. To qualify for this credit, a US holder must make an election on Form 8833 (Treaty-Based Return Position Disclosure), which must be filed with that holder's tax return for the relevant taxable year, in addition to any other filings that may be required. For US foreign tax credit purposes, dividends that we pay generally will be treated as foreign-source income and as passive income, subject to the separate foreign tax credit limitation for passive income. The availability of foreign tax credits depends on your particular circumstances. If the New Tax Treaty is applicable, no foreign tax credit may be claimed.

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

UK Income Taxation of Capital Gains

        Under either Income Tax Treaty, each country generally may tax capital gains in accordance with the provisions of its domestic law. Under present UK law, a US holder that is not a resident, and, in the case of an individual, not ordinarily resident, in the United Kingdom for UK tax purposes and who does not carry on a trade, profession or vocation in the United Kingdom through a branch or agency to which ordinary shares or ADSs are attributable will not be liable for UK taxation on capital gains or eligible for relief for allowable losses, realized on the sale or other disposal (including redemption) of these ordinary shares or ADSs.

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

Documents on Display

        Copies of our Memorandum and Articles of Association, the material contracts described above and filed as exhibits to this Annual Report and certain other documents referred to in this Annual Report are available for inspection at our registered office at 80 Strand, London WC2R 0RL (c/o the Company Secretary), or, in the United States, at the registered office of Pearson Inc. at 1330 Avenue of the Americas, 7th Floor, New York, New York, during usual business hours upon reasonable prior request.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Introduction

        Our principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, we selectively enter into derivative financial instruments to manage our risk exposure. For this purpose, we primarily use interest rate swaps, interest rate caps and collars, forward rate agreements, currency swaps and forward foreign exchange contracts. Managing market risks is the responsibility of the Chief Financial Officer, who acts pursuant to policies approved by our board of directors. A Treasury Committee of the board receives regular reports on our treasury activities, which outside advisers also review periodically.

        We have a policy of not undertaking any speculative transactions, and we hold the derivative and other financial instruments for purposes other than trading.

        We have formulated our policies for hedging exposures to interest rate and foreign exchange risk, and have used derivatives to ensure compliance with these policies. Although the majority of our derivative contracts were transacted without regard to existing US GAAP requirements on hedge accounting, during 2002 we sought to gain qualification for hedge accounting under US GAAP for a limited number of key derivative contracts, but did not meet the prescribed hedge designation requirements under US GAAP in 2002.

        The following discussion and tables address market risk only and do not present other risks that we face in the normal course of business, including country risk, credit risk and legal risk.

Interest Rates

        Our financial exposures to interest rates arise primarily from our borrowings, particularly those in US dollars. We manage our exposure by borrowing at fixed and variable rates of interest, and by entering into derivative instruments. Objectives approved by our board concerning the proportion of debt outstanding at fixed rates govern our use of these financial instruments.

        Our objectives are applied to core net debt, which is year-end borrowings net of year-end cash and liquid funds. Those objectives are that for between 40% and 65% of current core debt, the rate of interest should be fixed or capped for the next four years. Within this target range the proportion that is hedged is triggered by a formula based on historical interest rate frequencies.

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

        The table below lists for each of the years 2003 to 2007 the notional amounts and weighted average interest rates, as of December 31, 2002, for both our borrowings and our currency and interest rate swaps.

	Maturities
	2003	2004	2005	2006	2007	There- after	Total 2002	Fair value 2002	Total 2001	Fair value 2001
	(£ in millions)
Borrowings and other financial liabilities
Fixed rate
US Dollars	—	—	—	155	—	311	466	505	514	517
				7.38%		7.00%	7.13%		7.13%
Sterling	—	125	—	—	—	347	472	529	571	592
		9.50%				8.01%	8.40%		8.82%
Euro	151	339	—	—	385	—	875	910	890	887
	5.00%	4.63%			6.13%		5.35%		5.36%
Variable Rate
US Dollars	—	—	166	—	—	—	166	166	418	418
			2.00%				2.00%		2.52%
Sterling	—	—	4	—	—	—	4	4	257	257
			4.00%				4.00%		4.17%
Euro	—	—	1	—	—	—	1	1	—	—
			3.00%				3.00%		0.00%
Other	—	—	12	—	—	—	12	12	18	18

Interest rate and currency swaps
Pay US Dollars variable/	—	—	—	—	—	51	51	4	169	(17)
Receive £ fixed						(50)	(50)		(150)
US variable rate						1.83%	1.83%		2.38%
£ fixed rate						7.00%	7.00%		7.00%
Pay US Dollars fixed/	—	120	—	—	—	102	222	3	245	(9)
Receive £ fixed		(125)				(100)	(225)		(225)
US fixed rate		6.34%				5.93%	6.15%		6.15%
£ fixed rate		10.41%				7.00%	8.89%		8.89%
Pay US Dollars variable/	—	—	—		350	—	350	—	—
Receive £ variable					(352)		(352)	—
US variable rate					2.43%		2.43%
£ variable rate					4.67%	—	4.67%
Pay £ variable/	37	—	—	—	352	—	389	35	55	—
Receive E variable	(39)				(358)		(397)		(55)
£ variable rate	4.69%				4.67%		4.67%		5.14%
E variable rate	3.97%				5.77%		5.60%		4.32%
Pay US Dollars variable/	—	97	—	—		—	97	2	494	(61)
Receive E fixed		(98)					(98)		(429)
US variable rate		2.45%					2.45%		3.00%
E variable rate		4.63%					4.63%		5.80%
Interest Rate Swaps
US Dollars
Variable to fixed	—	—	124	31	311	—	466	(43)	1,106	(51)
Average pay rate			4.83%	5.25%	6.17%		5.75%		6.13%
Average receive rate			2.00%	2.64%	1.57%		1.76%		2.34%
Fixed to variable	—	—	59	155	—	248	463	64	510	16
Average pay rate			2.64%	1.41%		2.51%	2.16%		2.85%
Average receive rate			7.00%	7.23%		7.00%	7.08%		7.08%
Sterling
Variable to fixed	—	—	—	—	—	—	—	—	30	(1)
Average pay rate							0.00%		6.21%
Average receive rate							0.00%		4.03%
Fixed to variable	100	—	—	—	—	20	120	3	220	5
Average pay rate	3.39%					4.00%	3.49%		3.87%
Average receive rate	7.00%					7.46%	7.08%		6.86%
Euro
Variable to fixed	—	—	117	—	—	—	117	(4)	110	(2)
Average pay rate			5.34%				5.34%		5.34%
Average receive rate			2.95%				2.95%		3.95%
Fixed to variable	114	241	—	—	385	—	740	7	414	2
Average pay rate	3.97%	3.92%			5.64%		4.83%		4.27%
Average receive rate	5.00%	4.63%			6.13%		5.46%		4.94%
Interest Rate Caps & Collars
US Dollars
Variable to fixed	—	—	—	—	31	—	31	—	—	—
Average pay rate					1.49%		1.49%
Average receive rate					1.40%		1.40%
Euro
Variable to fixed	—	—	—	—	26	—	26	—	—	—
Average pay rate					4.55%		4.55%
Average receive rate					4.55%		4.55%

(1)
The nominal value of US dollar "variable to fixed" interest rate swaps includes £93 million (£151 million in 2001) of deferred start contracts that do not provide fixed rate cover on the balance sheet date. In addition, £104 million of euro "variable to fixed" interest rate swaps and caps maturing 2005 and 2007 start in 2003 and 2005 respectively.

(2)
All variable rate legs of the interest rate swaps pay or receive every three months or six months on a margin above or below LIBOR. Three month LIBOR rates at December 31, 2002 for the US dollar, euro and sterling were 1.4%, 2.9%, and 4.0% respectively. The six month US dollar LIBOR rate at this date was 1.4%. The average interest rate payable on net debt at December 31, 2002 was 4.7% and averaged 5.0% during the whole year.

(3)
The "variable to fixed" interest rate swaps are used wholly for the hedging of our portfolio of variable rate borrowings. The "fixed to variable" interest rate swaps are used wholly for the conversion of capital market transactions to a floating rate basis.

(4)
The currency swaps convert sterling and euro to US dollars at an average of $1.60 and $1.04 respectively, and euro to sterling at £0.64.

        Our interest bearing financial assets of £575 million in 2002, consisting mainly of floating rate cash and deposits, earn interest based on relevant national equivalents to the London Interbank Depository Rate. In 2001, we held £393 million of interest bearing financial assets. The fair value approximates to the carrying value due to their short maturity periods of less than three months.

Currency Exchange Rates

        Although we are based in the United Kingdom, we have significant investments in overseas operations. The most significant currency in which we trade is the US dollar, followed by the euro and sterling.

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

        At December 31, 2002 the split of aggregate net borrowings in core currencies was US dollar 72%, euro 13% and sterling 15%. We are also exposed to currency exchange rates in our cash transactions and our investments in overseas transactions. Cash transactions—typically for purchases, sales, interest or dividends—require cash conversions between currencies. Fluctuations in currency exchange rates affect the cash amounts that we pay or receive.

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

        Our forward exchange contracts that relate to cash flow conversion are summarized by currency below for 2002 and 2001.

  Foreign exchange contracts for cash flow conversion

	2002 Contract amount	2002 Gain/ (loss)	2001 Contract amount	2001 Gain/ (loss)
	(£ in millions)
Receive sterling/pay euro	—	—	100	(0.4)
Average contractual exchange rate	—	—	0.61	—
Receive US dollars/pay euro	—	—	42	(0.1)
Average contractual exchange rate	—	—	0.89	—

        We seek to offset purchases and sales in the same currency, even if they do not occur simultaneously. In addition, our debt and cash portfolios management gives rise to temporary currency shortfalls and surpluses. Both of these activities require us to use short-dated swaps between currencies. The table below summarizes our 2002 and 2001 position by currency pair.

  Foreign exchange contracts due to timing differences

	2002 Contract amount	2002 Gain/ (loss)	2001 Contract amount	2001 Gain/ (loss)
	(£ in millions)
Receive sterling/pay US Dollars(1)	—	—	8	—
Average contractual exchange rate	—	—	$1.45
Receive US Dollars/pay sterling(1)	71	(0.3)	—	—
Average contractual exchange rate	1.60	—	—	—
Receive US Dollars/pay euro(1)	2	—	—	—
Average contractual exchange rate	1.05	—	—	—
Receive euro/pay sterling(1)	11	0.4	—	—
Average contractual exchange rate	0.63	—	—	—
Receive euro/pay US Dollars(1)	75	4.4	—	—
Average contractual exchange rate	0.99	—	—	—
(1)
These contracts, all with a maturity of less than two months, transferred cash balances in one currency into another in order to fund short-term liabilities.

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

        Not applicable

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. [Reserved]

Item 15. Controls and Procedures

        An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2002 was carried out by us under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that Pearson's disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. A controls system, no matter how well designed and operated cannot provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Subsequent to the date of the most recent evaluation of our internal controls, there were no significant changes in our internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A. Audit Committee Financial Expert

        Not applicable.

Item 16B. Code of Ethics

        Not applicable.

Item 16C. Principal Accountant Fees and Services

        Not applicable.

Part III

Item 17. Financial Statements

        We have elected to respond to Item 18.

Item 18. Financial Statements

        The financial statements filed as part of this Annual Report are included on pages F-1 through F-113 hereof.

Item 19. Exhibits

1.1	Memorandum and Articles of Association of Pearson plc.*
2.3	Indenture dated June 21, 2001 between Pearson plc and The Bank of New York, as trustee.†
4.1	Letter Agreement dated October 9, 2000 between Pearson plc and Peter Jovanovich.
8.1	List of Significant Subsidiaries.
10.1	Certification of Chief Executive Officer.
10.2	Certification of Chief Financial Officer.
*
Incorporated by reference to the Registration Statement on Form F-1 (Reg. No. 333-43198), as amended.

†
Incorporated by reference to the Form 20-F of Pearson plc for the year ended December 31, 2001 and filed June 10, 2002.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants
Consolidated Profit and Loss Account for the Year Ended December 31, 2002
Consolidated Balance Sheet as at December 31, 2002
Consolidated Statement of Cash Flows for the Year Ended December 31, 2002
Statement of Total Recognised Gains and Losses for the Year Ended December 31, 2002
Reconciliation of Movements in Equity Shareholders' Funds for the Year Ended December 31, 2002
Notes to the Accounts

REPORT OF INDEPENDENT ACCOUNTANTS

        To the Board of Directors and Shareholders of Pearson plc:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, statements of total recognised gains and losses, reconciliations of shareholders' funds, and statements of cash flows present fairly, in all material respects, the financial position of Pearson plc and its subsidiaries at 31 December 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2002, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated profit/loss expressed in sterling for each of the three years ended 31 December 2002 and the determination of consolidated shareholders' funds also expressed in sterling at 31 December 2002 and 2001 to the extent summarised in Note 34 to the consolidated financial statements.

        As discussed in Note 21 to the consolidated accounts, the Group changed its method of accounting for deferred taxes in 2002 in accordance with accounting principles generally accepted in the United Kingdom. The change has been accounted for by restating comparative information at 31 December 2001 and 2000, and for the years then ended.

PricewaterhouseCoopers LLP
Chartered Accountants
And Registered Auditors
London, United Kingdom

3 March 2003

PEARSON PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED DECEMBER 31, 2002

		2002				2001 restated				2000 restated
	note	results from operations	other items	total		results from operations	other items	total		results from operations	other items	total
		£m	£m	£m		£m	£m	£m		£m	£m	£m
Sales (including share of joint ventures)		4,331	—	4,331		4,240	—	4,240		3,891	—	3,891
Less: share of joint ventures		(11)	—	(11)		(15)	—	(15)		(17)	—	(17)

Sales	2a	4,320	—	4,320		4,225	—	4,225		3,874	—	3,874
Group operating profit		496	(302)	194		444	(424)	20		450	(230)	220
Share of operating (loss)/profit of joint ventures and associates	2c/d	(3)	(48)	(51)		19	(86)	(67)		40	(51)	(11)

Total operating profit/(loss)	2b	493	(350)	143		463	(510)	(47)		490	(281)	209

Loss on sale of fixed assets and investments	4a	—	(13)	(13)		—	(12)	(12)		—	(4)	(4)
Loss on sale of subsidiaries and associates	4b	—	(27)	(27)		—	(63)	(63)		—	248	248
Profit/(loss) on sale of subsidiaries and associates by an associate	4c	—	3	3		—	(53)	(53)		—	(3)	(3)

Non operating items		—	(37)	(37)		—	(128)	(128)		—	241	241

Profit/(loss) before interest and taxation		493	(387)	106		463	(638)	(175)		490	(40)	450
Amounts written off investments		—	—	—		—	(92)	(92)		—	—	—
Net finance costs	5	(94)	(37)	(131)		(169)	—	(169)		(157)	(24)	(181)

(Loss)/profit before taxation		399	(424)	(25)		294	(730)	(436)		333	(64)	269
Taxation	7	(131)	67	(64)		(100)	133	33		(96)	—	(96)

(Loss)/profit after taxation		268	(357)	(89)		194	(597)	(403)		237	(64)	173
Equity minority interests		(27)	5	(22)		(24)	4	(20)		(14)	15	1

(Loss)/profit for the financial year		241	(352)	(111)		170	(593)	(423)		223	(49)	174
Dividends on equity shares	8			(187)				(177)				(164)

(Loss)/profit retained				(298)				(600)				10

Adjusted earnings per share	9			30.3	p			21.4	p			30.6	p
(Loss)/earnings per share	9			(13.9	)p			(53.2	)p			23.9	p
Diluted (loss)/earnings per share	9			(13.9	)p			(53.2	)p			23.4	p
Dividends per share	8			23.4	p			22.3	p			21.4	p

There is no difference between the loss before taxation and the retained loss stated above and their historical cost equivalents.

The 2001 and 2000 comparatives have been restated for the adoption of FRS 19 (see note 21).

PEARSON PLC

CONSOLIDATED BALANCE SHEET

AS AT DECEMBER 31, 2002

	note	2002	2001 restated
		£m	£m
Fixed assets
Intangible assets	11	3,610	4,193
Tangible assets	12	503	542
Investments: joint ventures	13
Share of gross assets		7	8
Share of gross liabilities		—	(1)

		7	7
Investments: associates	14	106	893
Investments: other	15	84	84

		4,310	5,719

Current assets
Stocks	16	734	849
Debtors	17	1,057	1,005
Deferred taxation	21	174	272
Investments		2	3
Cash at bank and in hand	18	575	393

		2,542	2,522

Creditors—amounts falling due within one year
Short-term borrowing	19	(249)	(165)
Other creditors	20	(1,114)	(1,203)

		(1,363)	(1,368)

Net current assets		1,179	1,154

Total assets less current liabilities		5,489	6,873
Creditors—amounts falling due after more than one year
Medium and long-term borrowing	19	(1,734)	(2,607)
Other creditors	20	(60)	(54)

		(1,794)	(2,661)

Provisions for liabilities and charges	22	(165)	(239)

Net assets		3,530	3,973

Capital and reserves
Called up share capital	23	200	200
Share premium account	24	2,465	2,459
Profit and loss account	24	673	1,138

Equity shareholders' funds		3,338	3,797
Equity minority interests		192	176

		3,530	3,973

The 2001 comparatives have been restated for the adoption of FRS 19 (see note 21).

The company balance sheet is shown in note 32.

The financial statements were approved by the board of directors on 3 March 2003 and signed on its behalf by Dennis Stevenson • Rona Fairhead.

PEARSON PLC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

	note	2002	2001	2000
		£m	£m	£m
Net cash inflow from operating activities	27	529	490	361

Dividends from joint ventures and associates		6	25	49

Interest received		11	31	16
Interest paid		(151)	(187)	(179)
Debt issue costs		—	(1)	(4)
Dividends paid to minority interests		(1)	(9)	—

Returns on investments and servicing of finance		(141)	(166)	(167)

Taxation		(55)	(71)	(90)

Purchase of tangible fixed assets		(126)	(165)	(139)
Sale of tangible fixed assets		7	36	22
Purchase of investments		(21)	(35)	(132)
Sale of investments		3	22	1

Capital expenditure and financial investment		(137)	(142)	(248)

Purchase of subsidiaries	25	(87)	(128)	(2,276)
Net cash acquired with subsidiaries		1	83	(31)
Purchase of joint ventures and associates		(40)	(26)	(108)
Sale of subsidiaries	26	3	41	158
Net cash disposed with subsidiaries		(1)	—	—
Sale of associates	14	920	1	392

Acquisitions and disposals		796	(29)	(1,865)

Equity dividends paid		(181)	(174)	(143)

Net cash inflow/(outflow) before management of liquid resources and financing		817	(67)	(2,103)

Liquid resources acquired		(65)	(48)	(16)
Collateral deposit reimbursed		22	47	(118)

Management of liquid resources	27	(43)	(1)	(134)

Issue of equity share capital		6	20	1,959
Capital element of finance leases		(5)	(7)	(10)
Loan facility advanced		—	—	473
Loan facility repaid		(507)	(521)	(735)
Bonds (repaid)/advanced		(167)	507	411
Collateral deposit reimbursed		17	—	134
Net movement in other borrowings		(7)	3	63

Financing		(663)	2	2,295

Increase/(decrease) in cash in the year	27	111	(66)	58

PEARSON PLC

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR YEAR ENDED DECEMBER 31, 2002

	note	2002	2001 restated	2000 restated
		£m	£m	£m
(Loss)/profit for the financial year		(111)	(423)	174
Other net gains and losses recognised in reserves:
Currency translation differences		(317)	26	115
Taxation on currency translation differences		5	(6)	(8)

Total recognised gains and losses relating to the year		(423)	(403)	281

Prior year adjustment—FRS 19	21	209	240	189

Total recognised gains and losses		(214)	(163)	470

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED DECEMBER 31, 2002

	2002	2001 restated	2000 restated
	£m	£m	£m
(Loss)/profit for the financial year	(111)	(423)	174
Dividends on equity shares	(187)	(177)	(164)

	(298)	(600)	10
Currency translation differences (net of taxation)	(312)	20	107
Goodwill written back on sale of subsidiaries and associates	144	37	690
Goodwill written back on sale of subsidiaries and associates by an associate	—	36	—
Shares issued	6	18	1,961
Replacement options granted on acquisition of subsidiary	1	2	6

Net movement for the year	(459)	(487)	2,774
Equity shareholders' funds at beginning of the year	3,797	4,284	1,321
Prior period adjustment—FRS 19	—	—	189

Equity shareholders' funds at end of the year	3,338	3,797	4,284

PEARSON PLC

NOTES TO THE ACCOUNTS

1.  Accounting policies

        Accounting policies have been consistently applied except that FRS 19 "Deferred tax" has been adopted and hence comparative figures have been restated. The effect of this change in accounting policy is disclosed in note 21. The transitional arrangements of FRS 17 "Retirement benefits" have been adopted which require additional disclosures in respect of retirement benefits, as set out in note 10.

a.     Basis of accounting

        The accounts are prepared under the historical cost convention and in accordance with the Companies Act and applicable accounting standards. A summary of the significant accounting policies is set out below.

b.     Basis of consolidation

        The consolidated accounts include the accounts of all subsidiaries made up to 31 December. Where companies have become or ceased to be subsidiaries or associates during the year, the Group results include results for the period during which they were subsidiaries or associates.

        The results of the Group includes the Group's share of the results of joint ventures and associates, and the consolidated balance sheet includes the Group's interest in joint ventures and associates at the book value of attributable net assets and attributable goodwill.

c.     Goodwill

        From 1 January 1998 goodwill, being either the net excess of the cost of shares in subsidiaries, joint ventures and associates over the value attributable to their net assets on acquisition or the cost of other goodwill by purchase, is capitalised and amortised through the profit and loss account on a straight-line basis over its estimated useful life not exceeding 20 years. Estimated useful life is determined after taking into account such factors as the nature and age of the business and the stability of the industry in which the acquired business operates, as well as typical life spans of the acquired products to which the goodwill attaches. Goodwill is subject to an impairment review at the end of the first full year following an acquisition, and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill arising on acquisitions before 1 January 1998 has been deducted from reserves and is charged or credited to the profit and loss account on disposal or closure of the business to which it relates.

d.     Sales

        Sales represent the amount of goods and services, net of value added tax and other sales taxes, and excluding trade discounts and anticipated returns, provided to external customers and associates.

        Revenue from the sale of books is recognised when the goods are shipped. Anticipated returns are based primarily on historical return rates. Circulation and advertising revenue is recognised when the newspaper or other publication is published. Subscription revenue is recognised on a straight-line basis over the life of the subscription.

        Revenue from long-term contracts, such as contracts to process qualifying tests for individual professions and government departments, is recognised over the contract term based on the percentage of services provided during the period, compared to the total estimated services to be provided over the entire contract. Losses on contracts are recognised in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

e.     Pension costs

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

f.      Post-retirement benefits other than pensions

        Post-retirement benefits other than pensions are accounted for on an accruals basis to recognise the obligation over the expected service lives of the employees concerned.

g.     Tangible fixed assets

        The cost of tangible fixed assets other than freehold land is depreciated over estimated economic lives in equal annual amounts. Generally, freeholds are depreciated at 1% to 5% per annum, leaseholds at 2% per annum, or over the period of the lease if shorter, and plant and equipment at various rates between 5% and 33% per annum.

h.     Leases

        Finance lease rentals are capitalised at the net present value of the total amount of rentals payable under the leasing agreement (excluding finance charges) and depreciated in accordance with policy g above. Finance charges are written off over the period of the lease in reducing amounts in relation to the written down carrying cost. Operating lease rentals are expensed as incurred.

i.      Fixed asset investments

        Fixed asset investments are stated at cost less provisions for diminution in value.

j.      Share schemes

        Shares held by employee share ownership trusts are shown at cost less any provision for permanent diminution in value. The costs of funding and administering the trusts are charged to the profit and loss account in the period to which they relate. The cost of shares acquired by the trusts or the fair market value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate provision made.

k.     Stocks

        Stocks and work in progress are stated at the lower of cost and net realisable value.

l.      Pre-publication costs

        Pre-publication costs represent direct costs incurred in the development of titles prior to their publication. These costs are carried forward in stock where the title to which they relate has a useful life in excess of one year. These costs are amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected life cycle of the title, with a higher proportion of the amortisation taken in the earlier years.

m.    Royalty advances

        Advances of royalties to authors are included within debtors when the advance is paid less any provision required to bring the amount down to its net realisable value. The royalty advance is expensed at the contracted royalty rate as the related revenues are earned.

n.     Newspaper development costs

        Revenue investment in the development of newspaper titles consists of measures to increase the volume and geographical spread of circulation. These measures include additional and enhanced editorial content, extended distribution and remote printing. These extra costs arising are expensed as incurred.

o.     Deferred taxation

        Provision is made in full for deferred tax that arises from timing differences that have originated but not reversed by the balance sheet date on transactions or events that result in an obligation to pay more tax in the future. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be taxable profits from which the underlying timing differences can be deducted. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been made to remit such earnings.

p.     Financial instruments

        The Group uses derivative financial instruments to manage its exposure to interest rate and foreign exchange risks. These include interest rate swaps, currency swaps and forward currency contracts. Amounts payable or receivable in respect of interest rate derivatives are accrued with net interest payable over the period of the contract. Where the derivative instrument is terminated early, the gain or loss is spread over the remaining maturity of the original instrument. Where the underlying exposure ceases to exist, any termination gain or loss is taken to the profit and loss account. Foreign currency borrowings and their related derivatives are carried in the balance sheet at the relevant exchange rates at the balance sheet date. Gains or losses in respect of the hedging of overseas subsidiaries are taken to reserves. Gains or losses arising from foreign exchange contracts are taken to the profit and loss account in line with the transactions which they are hedging. Premiums paid on contracts designed to manage currency exposure on specific acquisitions or disposals are charged to the profit and loss account.

        The company participates in offset arrangements with certain banks whereby cash and overdraft amounts are offset against each other.

q.     Foreign currencies

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

        The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.51 (2001: $1.44) and the year end rate was $1.61 (2001: $1.46).

r.      Liquid resources

        Liquid resources comprise short-term deposits of less than one year and investments which are readily realisable and held on a short-term basis.

s.     Retained profits of overseas subsidiaries and associates

        No provision is made for any additional taxation, less double taxation relief, which would arise on the remittance of profits retained where there is no intention to remit such profits.

2a.  Analysis of sales

	2002			2001			2000
	sales before internet enterprises	internet enterprises	sales	sales before internet enterprises	internet enterprises	sales	sales before internet enterprises	internet enterprises	sales
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Business sectors
Pearson Education	2,752	4	2,756	2,596	8	2,604	2,087	3	2,090
FT Group	678	48	726	750	51	801	802	42	844
The Penguin Group	838	—	838	820	—	820	755	—	755

Continuing operations	4,268	52	4,320	4,166	59	4,225	3,644	45	3,689
Discontinued operations	—	—	—	—	—	—	185	—	185

Total	4,268	52	4,320	4,166	59	4,225	3,829	45	3,874

Geographical markets supplied
United Kingdom	395	16	411	423	10	433	436	13	449
Continental Europe	413	6	419	438	8	446	449	7	456
North America	3,110	29	3,139	2,936	39	2,975	2,424	24	2,448
Asia Pacific	248	1	249	239	2	241	229	1	230
Rest of world	102	—	102	130	—	130	106	—	106

Continuing operations	4,268	52	4,320	4,166	59	4,225	3,644	45	3,689
Discontinued operations	—	—	—	—	—	—	185	—	185

Total	4,268	52	4,320	4,166	59	4,225	3,829	45	3,874

	2002			2001			2000
	total by source	inter- regional	total sales	total by source	inter- regional	total sales	total by source	inter- regional	total sales
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Geographical source of sales
United Kingdom	644	(25)	619	686	(20)	666	719	(29)	690
Continental Europe	304	(4)	300	315	(5)	310	343	(7)	336
North America	3,144	(36)	3,108	2,976	(35)	2,941	2,406	(19)	2,387
Asia Pacific	226	(2)	224	221	(6)	215	204	(3)	201
Rest of world	69	—	69	93	—	93	77	(2)	75

Continuing operations	4,387	(67)	4,320	4,291	(66)	4,225	3,749	(60)	3,689
Discontinued operations	—	—	—	—	—	—	185	—	185

Total	4,387	(67)	4,320	4,291	(66)	4,225	3,934	(60)	3,874

Note:

The table above analyses sales by the geographical region from which the products and services originate. Inter-regional sales are those made between Group companies in different regions. Discontinued operations relate to the withdrawal of the Group from the television business following the disposal of its 22% interest in the RTL Group on 30 January 2002.

2b.  Analysis of total operating profit/(loss)

	2002
	results from operations before internet enterprises	internet enterprises	results from operations	integration costs	goodwill amortisation	goodwill impairment	operating loss
	£m	£m	£m	£m	£m	£m	£m
Business sectors
Pearson Education	351	(25)	326	(7)	(244)	—	75
FT Group	114	(34)	80	—	(65)	(10)	5
The Penguin Group	87	—	87	(3)	(18)	—	66

Continuing operations	552	(59)	493	(10)	(327)	(10)	146
Discontinued operations	—	—	—	—	(3)	—	(3)

	552	(59)	493	(10)	(330)	(10)	143

Geographical markets supplied
United Kingdom	(37)	(35)	(72)	(5)	(25)	—	(102)
Continental Europe	41	(1)	40	—	(8)	—	32
North America	518	(23)	495	(5)	(288)	—	202
Asia Pacific	31	—	31	—	(6)	—	25
Rest of world	(1)	—	(1)	—	—	(10)	(11)

Continuing operations	552	(59)	493	(10)	(327)	(10)	146
Discontinued operations	—	—	—	—	(3)	—	(3)

	552	(59)	493	(10)	(330)	(10)	143

	2001 restated
	results from operations before internet enterprises	internet enterprises	results from operations	integration costs	goodwill amortisation	goodwill impairment	operating loss
	£m	£m	£m	£m	£m	£m	£m
Business sectors
Pearson Education	351	(77)	274	(29)	(254)	(8)	(17)
FT Group	132	(60)	72	—	(67)	(3)	2
The Penguin Group	80	—	80	(45)	(19)	(50)	(34)

Continuing operations	563	(137)	426	(74)	(340)	(61)	(49)
Discontinued operations	37	—	37	—	(35)	—	2

	600	(137)	463	(74)	(375)	(61)	(47)

Geographical markets supplied
United Kingdom	16	(53)	(37)	(33)	(27)	(55)	(152)
Continental Europe	55	(10)	45	—	(6)	—	39
North America	470	(73)	397	(41)	(302)	(3)	51
Asia Pacific	24	—	24	—	(4)	—	20
Rest of world	(2)	(1)	(3)	—	(1)	(3)	(7)

Continuing operations	563	(137)	426	(74)	(340)	(61)	(49)
Discontinued operations	37	—	37	—	(35)	—	2

	600	(137)	463	(74)	(375)	(61)	(47)

	2000 restated
	results from operations before internet enterprises	internet enterprises	results from operations	integration costs	goodwill amortisation	goodwill impairment	operating profit
	£m	£m	£m	£m	£m	£m	£m
Business sectors
Pearson Education	320	(83)	237	(13)	(160)	—	64
FT Group	211	(113)	98	—	(53)	—	45
The Penguin Group	79	—	79	(27)	(13)	—	39

Continuing operations	610	(196)	414	(40)	(226)	—	148
Discontinued operations	76	—	76	—	(15)	—	61

	686	(196)	490	(40)	(241)	—	209

Geographical markets supplied
United Kingdom	82	(90)	(8)	(16)	(20)	—	(44)
Continental Europe	83	(8)	75	—	(1)	—	74
North America	398	(97)	301	(21)	(205)	—	75
Asia Pacific	26	—	26	(3)	—	—	23
Rest of world	21	(1)	20	—	—	—	20

Continuing operations	610	(196)	414	(40)	(226)	—	148
Discontinued operations	76	—	76	—	(15)	—	61

	686	(196)	490	(40)	(241)	—	209

Note:

Internet enterprises consist of the Group's discrete internet operations, including FT.com and Family Education Network. Integration costs in 2002 and 2001 include costs in respect of the Dorling Kindersley and National Computer Systems acquisitions and, in 2000, the Simon & Schuster acquisition. In 2002, of the goodwill impairment charge, £10m (2001: £58m, 2000: nil) relates to the impairment of goodwill arising on acquisition of subsidiaries (see note 11) and £nil (2001: £3m, 2000: nil) relates to the impairment of goodwill arising on acquisition of associates. Integration costs, goodwill amortisation and goodwill impairment are included as other items in the profit and loss account. Discontinued operations relate to the withdrawal of the Group from the television business following the disposal of its 22% interest in the RTL Group on 30 January 2002. Discontinued operations arising in 2000 relate to the withdrawal of the Group from the banking business following the disposal of Lazard in March 2000.

2c.  Share of operating loss of joint ventures

	2002
	results from operations before internet enterprises	internet enterprises	results from operations	integration costs	goodwill amortisation	goodwill impairment	operating loss
	£m	£m	£m	£m	£m	£m	£m
Pearson Education	(1)	—	(1)	—	—	—	(1)
FT Group	(13)	—	(13)	—	—	—	(13)
The Penguin Group	1	—	1	—	—	—	1

	(13)	—	(13)	—	—	—	(13)

	2001
	results from operations before internet enterprises	internet enterprises	results from operations	integration costs	goodwill amortisation	goodwill impairment	operating loss
	£m	£m	£m	£m	£m	£m	£m
Pearson Education	—	—	—	—	—	—	—
FT Group	(20)	—	(20)	—	—	—	(20)
The Penguin Group	1	—	1	—	—	—	1

	(19)	—	(19)	—	—	—	(19)

	2000
	results from operations before internet enterprises	internet enterprises	results from operations	integration costs	goodwill amortisation	goodwill impairment	operating loss
	£m	£m	£m	£m	£m	£m	£m
Pearson Education	—	—	—	—	—	—	—
FT Group	(21)	—	(21)	—	—	—	(21)
The Penguin Group	—	—	—	—	—	—	—

	(21)	—	(21)	—	—	—	(21)

2d.  Share of operating loss of associates

	2002
	results from operations before internet enterprises	internet enterprises	results from operations	integration costs	goodwill amortisation	goodwill impairment	operating loss
	£m	£m	£m	£m	£m	£m	£m
Pearson Education	3	—	3	—	(1)	—	2
FT Group	10	(3)	7	—	(44)	—	(37)
The Penguin Group	—	—	—	—	—	—	—

Continuing operations	13	(3)	10	—	(45)	—	(35)
Discontinued operations	—	—	—	—	(3)	—	(3)

	13	(3)	10	—	(48)	—	(38)

	2001
	results from operations before internet enterprises	internet enterprises	results from operations	integration costs	goodwill amortisation	goodwill impairment	operating loss
	£m	£m	£m	£m	£m	£m	£m
Pearson Education	3	—	3	—	(1)	(3)	(1)
FT Group	8	(10)	(2)	—	(47)	—	(49)
The Penguin Group	—	—	—	—	—	—	—

Continuing operations	11	(10)	1	—	(48)	(3)	(50)
Discontinued operations	37	—	37	—	(35)	—	2

	48	(10)	38	—	(83)	(3)	(48)

	2000
	results from operations before internet enterprises	internet enterprises	results from operations	integration costs	goodwill amortisation	goodwill impairment	operating profit
	£m	£m	£m	£m	£m	£m	£m
Pearson Education	7	—	7	—	(37)	—	(30)
FT Group	14	(7)	7	—	—	—	7
The Penguin Group	—	—	—	—	—	—	—

Continuing operations	21	(7)	14	—	(37)	—	(23)
Discontinued operations	47	—	47	—	(14)	—	33

	68	(7)	61	—	(51)	—	10

2e.  Analysis of capital employed

	note	2002	2001 restated
		£m	£m
Business sectors
Pearson Education		3,914	4,628
FT Group		410	427
The Penguin Group		605	501

Continuing operations		4,929	5,556
Discontinued operations		—	763

		4,929	6,319

Geographical location
United Kingdom		557	516
Continental Europe		258	243
North America		3,971	4,628
Asia Pacific		125	139
Rest of world		18	30

Continuing operations		4,929	5,556
Discontinued operations		—	763

		4,929	6,319

Reconciliation of capital employed to net assets
Capital employed		4,929	6,319
Add: deferred taxation	21	174	272
Less: provisions for liabilities and charges	22	(165)	(239)
Less: net debt excluding finance leases	27	(1,408)	(2,379)

Net assets		3,530	3,973

3.  Analysis of consolidated profit and loss account

	2002	2001 restated	2000 restated
	£m	£m	£m
Cost of sales	(2,064)	(1,902)	(1,641)

Gross profit	2,256	2,323	2,233

Distribution costs	(197)	(200)	(180)
Administration and other expenses	(1,924)	(2,169)	(1,915)
Other operating income	59	66	82

Net operating expenses	(2,062)	(2,303)	(2,013)

Analysed as:
Net operating expenses—before other items	(1,760)	(1,879)	(1,791)
Net operating expenses—other items:
—Integration costs	(10)	(74)	(32)
—Goodwill amortisation	(282)	(292)	(190)
—Goodwill impairment	(10)	(58)	—

Net operating expenses	(2,062)	(2,303)	(2,013)

Note:
For 2002 and 2001, other items are all included in administration and other expenses. In 2000, of the total integration costs of £40m, £8m is included within cost of sales and £32m is included within administration and other expenses.

	2002	2001	2000
	£m	£m	£m
Other operating income
Income from other investments:
Unlisted	2	2	3
Other operating income (mainly royalties, rights and commission income)	57	64	79

	59	66	82

Loss before taxation is stated after charging:
Amortisation of pre-publication costs	170	161	155
Depreciation	122	125	100
Operating lease rentals:
—Plant and machinery	11	31	16
—Properties	101	99	75
—Other	13	17	14
Auditors' remuneration:
Audit (Company £20,000; 2001: £20,000; 2000: £20,000)	3	2	2
Non-audit—UK (Company £231,000; 2001: £nil; 2000: £nil)	1	2	1
Non-audit—Overseas	2	3	5
Non-audit services were as follows:
US reporting, due diligence and other related work	1	2	3
Taxation advice	2	1	2
Acquisition related work	—	2	1

	3	5	6

Note:
There were no fees capitalised in 2002 or 2001. Fees of £2m in 2000 incurred in respect of consulting projects have been capitalised.

4a.  Loss on sale of fixed assets and investments

	2002	2001	2000
	£m	£m	£m
Net loss on sale of property	(3)	(2)	—
Net loss on sale of investments	(10)	(10)	(4)

Continuing operations	(13)	(12)	(4)

Taxation	6	1	3

4b.  Loss on sale of subsidiaries and associates

	note	2002	2001 restated	2000 restated
		£m	£m	£m
Loss on sale of Forum		(40)	—	—
Loss on sale of PH Direct		(8)	—	—
Profit on sale of 20% of Recoletos		—	—	86
Loss on sale of iForum		—	(27)	—
Net profit/(loss) on sale of other subsidiaries and associates		3	(36)	(69)

Continuing operations		(45)	(63)	17

Profit on sale of the RTL Group—discontinued operations	14	18	—	—
Profit on sale of Lazards		—	—	231

		(27)	(63)	248

Taxation		(6)	4	(51)

4c.  Profit/(loss) on sale of subsidiaries and associates by an associate

	2002	2001	2000
	£m	£m	£m
Profit/(loss) on sale of Journal of Commerce by the Economist—continuing operations	3	(36)	—
Other profit/(loss)—continuing operations	—	—	(3)

Continuing operations	3	(36)	(3)

Loss on sale of subsidiaries and associates by the RTL Group—discontinued operations	—	(17)	—

	3	(53)	(3)

5.  Net finance costs

		2002			2001			2000
	note	results from operations	other items	total	results from operations	other items	total	results from operations	other items	total
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest payable
—Group	6	(94)	—	(94)	(163)	—	(163)	(154)	—	(154)
—Associates		—	—	—	(6)	—	(6)	(3)	—	(3)
Early repayment of debt and termination of swap contracts		—	(37)	(37)	—	—	—	—	(16)	(16)
Premium in respect of forward currency option		—	—	—	—	—	—	—	(8)	(8)

Total net finance costs		(94)	(37)	(131)	(169)	—	(169)	(157)	(24)	(181)

6.  Net interest payable—group

	2002	2001	2000
	£m	£m	£m
Interest payable and similar charges:
Bank loans, overdrafts and commercial paper
On borrowing repayable wholly within five years not by instalments	(54)	(100)	(88)
On borrowing repayable wholly or partly after five years	(51)	(72)	(67)
Other borrowings
On borrowing repayable wholly within five years not by instalments	—	(16)	(22)

	(105)	(188)	(177)

Interest receivable and similar income:
On deposits and liquid funds	11	23	21
Amortisation of swap proceeds	—	2	2

	11	25	23

Net interest payable	(94)	(163)	(154)

7.  Taxation

	note	2002	2001 restated	2000 restated
		£m	£m	£m
Analysis of benefit/(charge) in the year:
Current taxation
UK corporation tax for the year		11	(28)	(30)
Adjustments in respect of prior periods		58	147	4

		69	119	(26)
Overseas tax for the year		(63)	(43)	(70)
Joint ventures		—	(6)	4
Associates		(4)	(9)	(19)

		2	61	(111)

Deferred taxation
Origination and reversal of timing differences:
UK		(11)	4	2
Overseas		(56)	(32)	13
Adjustments in respect of prior periods		1	—	—

	21	(66)	(28)	15

Taxation		(64)	33	(96)

        The tax for the year is different than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2002	2001 restated	2000 restated
	£m	£m	£m
(Loss)/profit before tax	(25)	(436)	269

Expected benefit/(charge) at UK corporation tax rate of 30% (2001: 30%, 2000: 30%)	8	131	(81)
Effect of overseas tax rates	11	37	(8)
Effect of tax losses	(7)	(1)	3
Other timing differences	55	(98)	50
Non-deductible goodwill amortisation	(111)	(149)	(64)
US state taxes	(10)	(6)	(12)
Adjustments in respect of prior periods	56	147	1

Current tax benefit for the year	2	61	(111)

	2002	2001 restated	2000 restated
	£m	£m	£m
Tax rate reconciliation
UK tax rate	30.0	30.0	30.0
Effect of overseas tax rates	2.8	4.5	(1.5)
Other items	—	(0.5)	—

Tax rate reflected in adjusted earnings	32.8	34.0	28.5

Note:
Included in the adjustment in respect of prior periods in 2002 is a tax benefit of £45m (2001: £143m) relating to a prior period disposal of a subsidiary and a fixed asset investment.

        Both the current and the total tax charge on profit (or loss) before tax will continue to be affected by the fact that there is only very limited tax relief available on the goodwill amortisation charged in the accounts.

        The current tax charge will continue to be affected by the utilisation of tax losses and by the impact of other timing differences, in both cases mainly in the United States. Following the adoption of FRS 19 these factors will have only a very limited impact on the total tax rate; as shown in note 21, the Group has recognised a total deferred tax asset of £174m at 31 December 2002 (2001: £272m).

        In both 2002 and 2001 the tax charge was materially affected by prior year adjustments; it is not practicable to forecast the possible effect of such items in future years as this will depend on progress in agreeing the Group's tax returns with the tax authorities.

        The total charge in future periods will also be affected by any changes to corporation tax rates and/or any other relevant legislative changes in the jurisdictions in which the Group operates. It will also be affected by the mix of profits between the different jurisdictions.

8.  Dividends on equity shares

	2002		2001		2000
	pence per share	£m	pence per share	£m	pence per share	£m
Interim paid	9.1	72	8.7	68	8.2	58
Final proposed	14.3	115	13.6	109	13.2	106

Dividends for the year	23.4	187	22.3	177	21.4	164

Note:
Dividends in respect of the company's shares held by employee share trusts (see note 15) have been waived.

9.  Earnings/(loss) per share

      In order to show results from operating activities on a comparable basis, an adjusted earnings per share is presented which excludes certain items as set out below. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

		2002		2001 restated		2000 restated
	note	£m	earnings/(loss) per share (p)	£m	earnings/(loss) per share (p)	£m	earnings/(loss) per share (p)
(Loss)/profit for the financial year		(111)	(13.9)	(423)	(53.2)	174	23.9
Adjustments:
—Non operating items		37	4.6	128	16.1	(241)	(33.1)
—Integration costs	2b	10	1.3	74	9.3	40	5.5
—Goodwill amortisation	2b	330	41.4	375	47.1	241	33.1
—Goodwill impairment	2b	10	1.3	61	7.7	—	—
—Amounts written off investments		—	—	92	11.6	—	—
—Other net finance costs	5	37	4.6	—	—	24	3.3
Taxation on above items		(67)	(8.4)	(133)	(16.7)	—	—
Minority interest share of above items		(5)	(0.6)	(4)	(0.5)	(15)	(2.1)

Adjusted earnings		241	30.3	170	21.4	223	30.6

(Loss)/profit for the financial year		(111)	n/a	(423)	n/a	174	23.6	p
Taxation on the conversion of ordinary shares		—	n/a	(1)	n/a	(2)	(0.2)

Diluted (loss)/earnings		(111)	n/a	(424)	n/a	172	23.4	p
Weighted average number of shares (millions)—for earnings and adjusted earnings		796.3		795.4		727.7
Effect of dilutive share options		—		—		8.4

Weighted average number of shares (millions)—for diluted loss		796.3		795.4		736.1

Note:
In 2002 and 2001 the Group made a loss for the financial year (after taking into account goodwill amortisation), consequently the effect of share options is anti-dilutive and there is no difference between the loss per share and the diluted loss per share.

10a.  Employee information

	2002	2001	2000
	£m	£m	£m
Staff costs
Wages and salaries	1,106	1,090	792
Social security costs	106	104	82
Post-retirement costs	59	39	22

	1,271	1,233	896

	UK	US	other	total
Average number employed 2002
Pearson Education	1,326	14,459	4,250	20,035
FT Group	1,914	1,140	2,169	5,223
The Penguin Group	1,305	2,167	890	4,362
Other	204	534	1	739

	4,749	18,300	7,310	30,359

Average number employed 2001
Pearson Education	1,505	12,610	4,344	18,459
FT Group	2,075	1,121	2,340	5,536
The Penguin Group	1,333	2,293	768	4,394
Other	193	444	1	638

	5,106	16,468	7,453	29,027

Average number employed 2000
Pearson Education	1,517	9,180	2,888	13,585
FT Group	2,166	1,413	1,892	5,471
The Penguin Group	1,630	2,310	768	4,708
Other	168	59	—	227

Continuing operations	5,481	12,962	5,548	23,991
Discontinued operations	390	60	247	697

Total	5,871	13,022	5,795	24,688

10b.  Pensions

      The Group operates a number of pension schemes throughout the world, the principal ones being in the UK and US. The major schemes are self-administered with the schemes' assets being held independently of the Group. Pension costs are assessed in accordance with the advice of independent qualified actuaries. The UK is a hybrid scheme with both defined benefit and defined contribution sections but, predominantly consisting of defined benefit liabilities. There are a number of defined contribution schemes, principally overseas. The cost of the schemes is as follows:

	2002	2001	2000
	£m	£m	£m
UK Group scheme
Regular pension cost
—Defined benefit sections	11	9	8
—Defined contribution sections	7	6	5
Amortisation of surplus	—	(5)	(13)

	18	10	—

Other schemes
Defined benefit schemes	6	11	13
Defined contribution schemes	30	14	5

	36	25	18

	54	35	18

Note:
During 2001, the main defined benefit scheme for US employees was closed to the majority of active members. The UK Group scheme will only offer defined contribution benefits to new joiners from 1 January 2003. The changes to these schemes will give rise to a reduction in defined benefit and an increase in defined contribution costs, the impact taking effect in 2002 in the US and 2003 in the UK.

        Included in note 22, there is a pension provision of £36m (2001: £61m) as measured in accordance with SSAP 24.

        The most recent full actuarial valuation of the UK Group scheme was performed as at 1 January 2001, using the projected unit method of valuation. It is this valuation that Pearson uses to determine its cash contributions with the goal of remaining fully funded. The market value of the assets of the scheme at this date was £1,166m. The major assumptions used to determine the SSAP 24 charge and level of funding are as follows:

all figures in percentages	UK group scheme
Inflation	3.0
Rate of increase in salaries	5.0
Rate of increase for pensions in payment and deferred pensions	3.0
Return on investments	7.0
Rate of increase in dividends	4.3
Level of funding	104.0

        The funding policy differs from the accounting policy to the extent that more conservative assumptions are used for funding purposes. The SSAP 24 funding level of 104% is based on the last formal valuation of the UK Group scheme at 1 January 2001. However, the UK Group scheme actuaries have estimated that the surplus arising at 1 January 2001 had been substantially eliminated by

1 January 2002, primarily due to adverse market movements in 2001. The Group has therefore not recognised any amortisation of the surplus for the year ended 31 December 2002. The next full triennial valuation is due to take place in January 2004.

        The date of the most recent valuation of the US plan was 31 December 2001.

        The disclosures required under the transitional arrangements of FRS 17 for the Group's defined benefit schemes and the UK Group hybrid scheme are set out below. The disclosures for the UK Group hybrid scheme are in respect of both the defined benefit and defined contribution sections.

        For the purpose of these disclosures, the valuations of the UK Group scheme and other schemes have been updated by independent actuaries to 31 December 2002. The assumptions used are shown below. Weighted average assumptions have been shown for the other schemes.

	2002		2001
all figures in percentages	UK group scheme	other schemes	UK group scheme	other schemes
Inflation	2.25	3.00	2.50	3.00
Rate of increase in salaries	4.25	4.50	4.50	4.50
Rate of inflation linked increase for pensions in payment and deferred pensions	2.25	—	2.50	—
Rate used to discount scheme liabilities	5.70	6.75	6.00	7.20

        The assets of the UK Group scheme and the expected rate of return on these assets, and the assets of the other defined benefit schemes and the expected rate of return on these assets shown as a weighted average, are as follows:

	UK group scheme
	long-term rate of return expected at 31 Dec 2002	value at 31 Dec 2002	long-term rate of return expected at 31 Dec 2001	value at 31 Dec 2001
	%	£m	%	£m
Equities	8.00	472	7.50	657
Bonds	4.75	284	5.30	293
Properties	6.50	112	6.30	102
Other	6.50	108	6.30	42

Total market value of assets		976		1,094
Present value of scheme liabilities		(1,189)		(1,167)

Deficit in the scheme		(213)		(73)
Related deferred tax asset		64		22

Net pension liability		(149)		(51)

	Other schemes
	long-term rate of return expected at 31 Dec 2002	value at 31 Dec 2002	long-term rate of return expected at 31 Dec 2001	value at 31 Dec 2001 restated
	%	£m	%	£m
Equities	9.75	33	9.50	37
Bonds	6.00	23	6.50	24
Other	2.75	1	—	—

Total market value of assets		57		61
Present value of scheme liabilities		(96)		(95)

Deficit in the schemes		(39)		(34)
Related deferred tax asset		14		12

Net pension liability		(25)		(22)

Note:
The measurement of the deficit in the scheme for FRS 17 follows a different approach to SSAP 24. The FRS 17 measurement date is 31 December 2002. The fall in stock markets in 2002 reduced the market value of the UK Group scheme assets and the fall in bond yields (the discount rate) has acted to increase the present value of the UK Group scheme liabilities. This has resulted in an increased deficit in the UK Group scheme under FRS 17.

	UK group scheme	defined benefit other	total	defined contribution	total
	£m	£m	£m	£m	£m
Operating charge
Current service cost	(19)	(3)	(22)	(30)	(52)
Past service cost	—	(1)	(1)	—	(1)

Total operating charge	(19)	(4)	(23)	(30)	(53)

Other finance income/(charge)
Expected return on pension scheme assets	73	5	78	—	78
Interest on pension scheme liabilities	(68)	(6)	(74)	—	(74)

Net income/(charge)	5	(1)	4	—	4

Net profit and loss impact	(14)	(5)	(19)	(30)	(49)

Statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	(165)	(11)	(176)
Experience gains and (losses) arising on the scheme liabilities	17	(1)	16
Changes in assumptions underlying the present value of the scheme liabilities	3	(4)	(1)
Exchange differences	—	2	2

Actuarial loss	(145)	(14)	(159)

Movement in deficit during the year
Deficit in scheme at beginning of the year	(73)	(34)	(107)
Current service cost	(19)	(3)	(22)
Past service cost	—	(1)	(1)
Contributions	19	14	33
Other finance income/(charge)	5	(1)	4
Actuarial loss	(145)	(14)	(159)

Deficit in scheme at end of the year	(213)	(39)	(252)

Related deferred tax asset	64	14	78

Net pension deficit	(149)	(25)	(174)

        The contribution rate for 2002 for the UK Group scheme was 17.1% of pensionable salaries. It has been agreed with the Trustees that the contribution rate for 2003 will be 17.1% of pensionable salaries plus a one-off contribution of £5m. This is designed to ensure that the UK Group scheme is fully funded.

        The experience gains and losses of both the UK Group scheme and other schemes are shown below:

History of experience gains and losses
Difference between the actual and expected return on scheme assets	£(176)m
As a percentage of year end assets	17%
Experience gains and (losses) on scheme liabilities	£16m
As a percentage of year end liabilities	1%
Total amount recognised in statement of total recognised gains and losses	£(159)m
As a percentage of year end liabilities	12%

        If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December 2002 would be as follows:

	2002	2001 restated
	£m	£m
Net assets excluding pension liability (see note below)	3,566	4,034
FRS 17 pension liability	(174)	(73)

Net assets including FRS 17 pension liability	3,392	3,961

Profit and loss reserve excluding pension reserve (see note below)	709	1,199
FRS 17 pension reserve	(174)	(73)

Profit and loss reserve including FRS 17 pension reserves	535	1,126

Note:
The net assets and profit and loss reserve exclude the pension liability of £36m (2001: £61m) included within provisions (see note 22).

10c.  Other post-retirement benefits

      The Group provides certain healthcare and life assurance benefits principally for retired US employees and their dependents. These plans are unfunded. Retirees are eligible for participation in the plans if they meet certain age and service requirements. Plans that are available vary depending on the business division in which the retiree worked. Plan choices and retiree contributions are dependent on retirement date, business division, option chosen and length of service. The valuation and costs relating to other post-retirement benefits are assessed in accordance with the advice of independent qualified actuaries.

        The cost of the benefits and the major assumptions used, based on a measurement date of 31 December 2001, are as follows:

	2002	2001	2000
	£m	£m	£m
Other post-retirement benefits	5	4	4

all figures in percentages
Inflation	3.0
Rate of increase in healthcare rates	5-10
Rate used to discount scheme liabilities	7.2

        Included in note 22, there is a post-retirement medical benefits provision of £56m (2001: £62m). In accordance with UITF 6, the cost of post-retirement benefits, and related provisions, are based on the equivalent US GAAP standard, FAS 106.

        The disclosures required under the transitional arrangements of FRS 17 are set out below.

        For the purpose of these disclosures the valuation of the schemes has been updated to 31 December 2002 using the assumptions listed below.

all figures in percentages	2002	2001
Inflation	3.00	3.00
Rate of increase in healthcare rates	5-12	5-10
Rate used to discount scheme liabilities	6.75	7.20

        The value of the unfunded liability is as follows:

	2002	2001 restated
	£m	£m
Present value of unfunded liabilities	(63)	(63)
Related deferred tax asset	22	22

Net post-retirement healthcare liability	(41)	(41)

Operating charge
Current service cost	(1)
Past service cost	—

Total operating charge	(1)

Other finance charge
Interest on pension scheme liabilities	(4)

Net charge	(4)

Net profit and loss impact	(5)

Statement of total recognised gains and losses
Experience gains arising on the scheme liabilities	3
Changes in assumptions underlying the present value of the scheme liabilities	(7)
Exchange differences	5

Actuarial gain	1

Movement in deficit during the year
Deficit in scheme at beginning of the year	(63)
Current service cost	(1)
Contributions	4
Other finance charge	(4)
Actuarial gain	1

Deficit in scheme at end of the year	(63)

Related deferred tax asset	22

Net post-retirement deficit	(41)

        The experience gains and losses for the schemes are shown below:

History of experience gains and losses
Experience gains on scheme liabilities	£3m
As a percentage of year end liabilities	4%
Total amount recognised in statement of total recognised gains and losses	£1m
As a percentage of year end liabilities	2%

        If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserves at 31 December 2002 would be as follows:

	2002	2001 restated
Net assets excluding post-retirement healthcare liability (see note below)	3,586	4,035
FRS 17 post-retirement healthcare liability	(41)	(41)

Net assets including FRS 17 post-retirement healthcare liability	3,545	3,994

Profit and loss reserve excluding post-retirement healthcare reserve (see note below)	729	1,200
FRS 17 post-retirement healthcare reserve	(41)	(41)

Profit and loss reserve including FRS 17 post-retirement healthcare reserve	688	1,159

Note:
The net assets and profit and loss reserve exclude the post-retirement healthcare liability of £56m (2001: £62m) included within provisions (see note 22).

11.  Intangible fixed assets

goodwill restated
£m
Cost
At 31 December 2000	4,860
Prior year adjustment—FRS 19	(75)

As restated	4,785
Exchange differences	53
Additions	87
Disposals	(59)

At 31 December 2001	4,866
Exchange differences	(383)
Additions	63
Disposals	(59)

At 31 December 2002	4,487

Amortisation
At 31 December 2000	(338)
Prior year adjustment—FRS 19	9

As restated	(329)
Exchange differences	—
Disposals	6
Provided in the year	(292)
Provision for impairment (see note below)	(58)

At 31 December 2001	(673)
Exchange differences	70
Disposals	18
Provided in the year	(282)
Provision for impairment (see note below)	(10)

At 31 December 2002	(877)

Net carrying amount
At 31 December 2001	4,193

At 31 December 2002	3,610

Note:
In accordance with FRS 11 "Impairment of fixed assets and goodwill" the carrying value of the Group's acquired subsidiaries has been compared to their recoverable amounts, represented by their value in use to the Group. The review has resulted in an impairment charge of £10m (2001: £58m).

12.  Tangible fixed assets

	freehold and leasehold property	plant and equipment	assets in course of construction	total
	£m	£m	£m	£m
Cost
At 31 December 2000	301	676	2	979
Exchange differences	3	3	—	6
Reclassifications	(5)	6	(1)	—
Owned by subsidiaries acquired	5	6	—	11
Capital expenditure	41	123	7	171
Owned by subsidiary undertakings disposed	(1)	(10)	—	(11)
Disposals	(28)	(85)	(1)	(114)

At 31 December 2001	316	719	7	1,042
Exchange differences	(16)	(37)	—	(53)
Reclassifications	—	3	(3)	—
Owned by subsidiaries acquired	—	14	—	14
Capital expenditure	21	89	16	126
Disposals	(10)	(74)	—	(84)

At 31 December 2002	311	714	20	1,045

Depreciation
At 31 December 2000	(92)	(363)	—	(455)
Exchange differences	(1)	(1)	—	(2)
Reclassifications	2	(2)	—	—
Provided in the year	(14)	(111)	—	(125)
Owned by subsidiary undertakings acquired	—	(6)	—	(6)
Owned by subsidiary undertakings disposed	—	4	—	4
Disposals	15	69	—	84

At 31 December 2001	(90)	(410)	—	(500)
Exchange differences	5	25	—	30
Provided in the year	(17)	(105)	—	(122)
Owned by subsidiaries acquired	—	(14)	—	(14)
Disposals	6	58	—	64

At 31 December 2002	(96)	(446)	—	(542)

Net book value
At 31 December 2001	226	309	7	542

At 31 December 2002	215	268	20	503

        Freehold and leasehold property. Net book value includes: freehold of £130m (2001: £150m) and short leases of £85m (2001: £76m).

        Capital commitments. The Group had capital commitments for fixed assets, including finance leases, already under contract amounting to £12m at 31 December 2002 (2001: £15m).

        Other notes. The net book value of Group tangible fixed assets includes £6m (2001: £10m) in respect of assets held under finance leases. Depreciation on these assets charged in 2002 was £2m (2001: £5m).

13.  Joint ventures

	2002		2001
	valuation	book value	valuation	book value
	£m	£m	£m	£m
Unlisted joint ventures	7	7	7	7

Note:
The valuations of unlisted joint ventures are directors' valuations as at 31 December 2002. If realised at these values there would be no liability for taxation. The Group had no capital commitments to subscribe for further capital and loan stock.

	equity	reserves	total net assets
	£m	£m	£m
Summary of movements
At 31 December 2001	45	(38)	7
Exchange differences	—	(3)	(3)
Additions	16	—	16
Retained loss for the year	—	(13)	(13)

At 31 December 2002	61	(54)	7

	2002		2001		2000
	operating loss	total net assets	operating loss	total net assets	operating loss	total net assets
	£m	£m	£m	£m	£m	£m
Analysis of joint ventures
Business sectors
Pearson Education	(1)	—	—	1	—	—
FT Group	(13)	3	(20)	3	(21)	10
The Penguin Group	1	4	1	3	—	2

	(13)	7	(19)	7	(21)	12

Geographical markets supplied and location of net assets
United Kingdom	1	4	(1)	3	(2)	3
Continental Europe	(13)	3	(18)	3	(19)	9
North America	(1)	—	—	1	—	—

	(13)	7	(19)	7	(21)	12

	2002	2001	2000
	£m	£m	£m
Reconciliation to retained loss
Operating loss of joint ventures	(13)	(19)	(21)
UK taxation	—	(6)	6

Retained loss for the year	(13)	(25)	(15)

14.  Associates

	2002		2001
	valuation	book value	valuation	book value
	£m	£m	£m	£m
Listed associates	17	17	984	829
Unlisted associates	214	88	258	63
Loans	1	1	1	1

	232	106	1,243	893

Note:
Principal associates are listed in note 34. The valuations of unlisted associates are directors' valuations as at 31 December 2002. If all associates were realised at these values there would be an estimated liability for taxation, at year end rates, of £nil (2001: £59m). The Group had no capital commitments to subscribe for further capital and loan stock.

	share of equity	loans	reserves	total	goodwill	total net assets
	£m	£m	£m	£m	£m	£m
Summary of movements
At 31 December 2000	231	4	39	274	750	1,024
Exchange differences	(6)	—	(7)	(13)	(12)	(25)
Transfers	1	(3)	(4)	(6)	3	(3)
Additions	2	—	—	2	2	4
Retained loss for the year	—	—	(57)	(57)	—	(57)
Goodwill written back on disposal	—	—	36	36	—	36
Goodwill amortisation	—	—	—	—	(83)	(83)
Provision for impairment	—	—	—	—	(3)	(3)
At 31 December 2001	228	1	7	236	657	893
Exchange differences	(2)	—	1	(1)	(3)	(4)
Additions	20	—	—	20	1	21
Disposals	(182)	—	(1)	(183)	(575)	(758)
Retained profit for the year	—	—	2	2	—	2
Goodwill amortisation	—	—	—	—	(48)	(48)

At 31 December 2002	64	1	9	74	32	106

Note:
On 30 January 2002, the Group sold its interest in the RTL Group for £920m, giving rise to a profit on sale of £18m, after goodwill written back from reserves of £144m and before tax estimated to be £6m.

	2002		2001		2000
	operating loss	total net assets	operating loss	total net assets	operating loss	total net assets
	£m	£m	£m	£m	£m	£m
Analysis of associates
Business sectors
Pearson Education	2	8	(1)	10	7	18
FT Group	(37)	98	(49)	120	(30)	175

Continuing operations	(35)	106	(50)	130	(23)	193
Discontinued operations	(3)	—	2	763	33	831

	(38)	106	(48)	893	10	1,024

Geographical markets supplied and location of net assets
United Kingdom	11	9	4	12	3	(3)
Continental Europe	(1)	92	2	72	4	43
North America	(45)	(5)	(59)	36	(36)	135
Rest of world	—	10	3	10	6	18

Continuing operations	(35)	106	(50)	130	(23)	193
Discontinued operations	(3)	—	2	763	33	831

	(38)	106	(48)	893	10	1,024

	2002	2001	2000
	£m	£m	£m
Reconciliation to retained profit
Operating profit of associates (before goodwill amortisation)	10	38	61
Profit/(loss) on sale of subsidiaries and associates	3	(53)	(3)
Taxation	(4)	(9)	(20)
Dividends (including tax credits) from unlisted associates	(7)	(25)	(14)
Distributions receivable in respect of the year from partnership interests	—	—	(35)
Other	—	(8)	(3)

Retained profit for the year	2	(57)	(14)

Note:
The profit on sale of subsidiaries and associates in 2002 by an associate is £3m relating to the finalised profit on disposal of the Journal of Commerce by the Economist which took place in 2001.
Included in the loss on sale of subsidiaries and associates by an associate in 2001 is £36m relating to the loss on sale of the Journal of Commerce by the Economist and a net loss on disposals by the RTL Group.

        The aggregate of the Group's share in its associates is shown below:

	2002	2001	2000
	£m	£m	£m
Sales	141	700	655
Fixed assets	28	270	283
Current assets	130	384	480
Liabilities due within one year	(76)	(360)	(397)
Liabilities due after one year or more	(8)	(58)	(92)

Net assets	74	236	274

15.  Other fixed asset investments

	2002		2001
	valuation	book value	valuation	book value
	£m	£m	£m	£m
Listed	67	64	67	55
Unlisted	20	20	29	29

	87	84	96	84

Note:
The valuations of unlisted investments are directors' valuations as at 31 December 2002. If all investments were realised at valuation there would be a liability for taxation of £nil (2001: £6m).

	own shares held	other	total
	£m	£m	£m
Cost
At 31 December 2000	80	89	169
Exchange differences	—	1	1
Additions	11	34	45
Transfers	—	(1)	(1)
Disposals	—	(16)	(16)

At 31 December 2001	91	107	198

Exchange differences	—	(4)	(4)
Additions	17	4	21
Disposals	—	(10)	(10)

At 31 December 2002	108	97	205

Provision
At 31 December 2000	14	—	14
Provided during the year	8	—	8
Provision for impairment (see note below)	37	55	92

At 31 December 2001	59	55	114
Provided during the year	7	—	7

At 31 December 2002	66	55	121

Net book value
At 31 December 2001	32	52	84

At 31 December 2002	42	42	84

Note:
The Pearson Employee Share Trust and Pearson plc Employee Share Ownership Trusts hold 7.9m (2001: 5.5m) Pearson plc ordinary shares which had a market value of £45m at 31 December 2002 (2001: £43m). These shares have been acquired by the trusts, using funds provided by Pearson plc, to meet obligations under various executive and employee option and restricted share plans. Under these plans the participants become entitled to shares after a specified number of years and subject to certain performance criteria being met. Pearson aims to hedge its liability under the plans by buying shares through the trusts to meet the anticipated future liability. Dividends on the shares held by the trusts have been waived.

        The Group operates a worldwide Save As You Earn scheme together with a similar scheme for US employees that allows the grant of share options at a discount to the market price of the option granted. The Group has made use of the exemption under UITF 17 not to recognise any compensation charge in respect of these options.

        Employer's National Insurance and similar taxes arise on the exercise of certain share options. In accordance with UITF 25 a provision is made, calculated using the market price of the company's shares at the balance sheet date, pro-rated over the vesting period of the options.

16.  Stocks

	2002	2001
	£m	£m
Raw materials	22	32
Work in progress	36	45
Finished goods	297	370
Pre-publication costs	379	402

	734	849

Note:
The replacement cost of stocks is not materially different from book value.

17.  Debtors

	2002	2001
	£m	£m
Amounts falling due within one year
Trade debtors	778	745
Associates	1	2
Royalty advances	109	103
Other debtors	51	49
Prepayments and accrued income	44	40

	983	939

Amounts falling due after more than one year
Royalty advances	63	54
Other debtors	10	11
Prepayments and accrued income	1	1

	74	66

	1,057	1,005

18.  Cash at bank and in hand

	2002		2001
	group	company	group	company
	£m	£m	£m	£m
Cash, bank current accounts and overnight deposits	417	—	300	—
Certificates of deposit and commercial paper	15	—	15	—
Term bank deposits	143	8	78	22

	575	8	393	22

19.  Financial instruments

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

        The main risks arising from the Group's financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the Board which are summarised below. These policies have remained unchanged, except as disclosed, since the beginning of 2002. A treasury committee of the board receives reports on the Group's treasury activities, policies and procedures, which are reviewed periodically by a group of external professional advisers. The treasury department is not a profit centre and its activities are subject to internal audit.

Interest rate risk

        The Group's exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into interest rate swaps, interest rate caps and forward rate agreements. Since October 2002 the Group's policy objective has been to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt) to be hedged (i.e. fixed or capped) over the next four years of 40% to 65%. At the end of 2002 that ratio was 56%. On that basis, a 1% change in the Group's variable rate US dollar, euro and sterling interest rates have a £6m effect on profit before tax. The disposal of Pearson's interest in RTL has resulted in a significant reduction in floating rate debt. We have cancelled a number of swap contracts in order to bring the balance of fixed and floating rate debt back within our policy parameters.

Liquidity and refinancing risk

        The Group's objective is to procure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group's policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and ten years.

        Since January 2002, reflecting the impact of the RTL disposal, the Group's policy for non-bank sources has continued to be they should provide at least £250m of core gross borrowings, but for bank sources no such minimum is required (previously £250m). At the end of 2002 the average maturity of gross borrowings was 4.8 years and non-banks provided £1,790m (90%) of them (down from 5.3 years and up from 75% respectively at the beginning of the year). The proceeds of the RTL sale were used to repay debt, including part of the Group's syndicated bank facility, and to provide seasonal working capital.

        The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. The Group manages the amount of its net debt, and the level of its net interest cover, principally by the use of a target range for its interest cover ratio. All of the Group's credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody's and BBB+ from Standard & Poor's, and the short-term ratings are P2 and A2 respectively. The Group continues to operate on the basis that the Board will take such action as is necessary to support and protect its current credit ratings. The Group also maintains undrawn committed borrowing facilities. At the end of 2002 these amounted to £1,059m, and their weighted average maturity was 2.5 years.

Counterparty risk

        The Group's risk of loss on deposit or derivative contracts with individual banks is managed in part through the use of counterparty limits. These limits, which take published credit limits (among other things) into account, are approved by the chief financial officer. In addition, for certain longer dated higher value derivative contracts the Group has entered into mark to market agreements whose effect is to reduce significantly the counterparty risk of the relevant transactions.

Currency risk

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

        The Group's policy is to align approximately the currency composition of its core borrowing in US dollars, euros and sterling with the split between those currencies of its forecast operating profit. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. Long-term core borrowing is limited to these three major currencies. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs.

        At the year end the split of aggregate net borrowings in its three core currencies was US dollar 72%, euro 13% and sterling 15%.

        Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures.

a.
Maturity of borrowings and other financial liabilities

        The maturity profile of the Group's borrowings and other financial liabilities is shown below:

	2002		2001
	group	company	group	company
	£m	£m	£m	£m
Maturity of borrowings
Short-term
Bank loans and overdrafts	101	175	65	109
10.75% Sterling Bonds 2002	—	—	100	—
5% Euro Bonds 2003	148	148	—	—

Total due within one year	249	323	165	109
Medium and long-term
Loans or instalments thereof repayable:
From one to two years	458	338	154	154
From two to five years	616	371	1,285	705
After five years not by instalments	660	660	1,168	1,168

Total due after more than one year	1,734	1,369	2,607	2,027

Total borrowings	1,983	1,692	2,772	2,136

Note:
At 31 December 2002 £91m (2001: £557m) of debt, including commercial paper, currently classified from two to five years would be repayable within one year if refinancing contracts were not in place. The short-term bank loans and overdrafts of the Group are lower than those of the company because of bank offset arrangements.

	2002			2001
	group finance leases	group other financial liabilities	group total	group finance leases	group other financial liabilities	group total
	£m	£m	£m	£m	£m	£m
Maturity of other financial liabilities
Amounts falling due:
In one year or less or on demand	4	11	15	5	11	16
In more than one year but not more than two years	2	8	10	1	9	10
In more than two years but not more than five years	1	16	17	8	18	26
In more than five years	—	22	22	—	11	11

	7	57	64	14	49	63

b.     Borrowings by instrument

	2002		2001
	group	company	group	company
	£m	£m	£m	£m
Unsecured
10.75% Sterling Bonds 2002	—	—	100	—
5% Euro Bonds 2003	148	148	154	154
9.5% Sterling Bonds 2004	120	—	133	—
4.625% Euro Bonds 2004	338	338	353	353
7.375% US Dollar notes 2006	154	—	170	—
6.125% Euro Bonds 2007	370	370	448	448
10.5% Sterling Bonds 2008	100	100	100	100
7% Global Dollar Bonds 2011	310	310	342	342
7% Sterling Bonds 2014	250	250	278	278
Variable rate loan notes	1	1	72	72
Bank loans and overdrafts and commercial paper	192	175	622	389

Total borrowings	1,983	1,692	2,772	2,136

c.     Undrawn committed borrowing facilities

	2002	2001
	£m	£m
Expiring within one year	—	—
Expiring between one and two years	—	—
Expiring in more than two years	1,059	1,172

	1,059	1,172

Note:
All of the above committed borrowing facilities incur commitment fees at market rates.

d.     Currency and interest rate risk profile

				fixed rate borrowings
	2002
	borrowings £m	total variable rate £m	total fixed rate £m	weighted average interest rate %	weighted average period for which rate is fixed— years
Currency and interest rate risk profile of borrowings
US dollar	1,350	752	598	5.9	4.0
Sterling	241	161	80	10.5	5.5
Euro	380	305	75	5.2	1.5
Other currencies	12	12	—	—	—

	1,983	1,230	753

Note:
There is an interest rate collar instrument which matures in 2007 with a notional value of £31m equivalent, that is classified at year end as a variable rate US dollar borrowing. This instrument limits our interest rate liability above 4.5%.

				fixed rate borrowings
	2001
	borrowings £m	total variable rate £m	total fixed rate £m	weighted average interest rate %	weighted average period for which rate is fixed— years
Currency and interest rate risk profile of borrowings
US dollar	1,829	625	1,204	6.1	3.5
Sterling	520	410	110	9.3	5.1
Euro	404	320	84	5.2	2.4
Other currencies	19	19	—	—	—

	2,772	1,374	1,398

Note:
The figures shown in the tables above take into account interest rate, currency swaps and forward rate contracts entered into by the Group. Variable rate borrowings bear interest at rates based on relevant national LIBOR equivalents.

	2002
	other financial liabilities	total fixed rate	total no interest paid
	£m	£m	£m
Currency and interest rate risk profile of other financial liabilities
US dollar	45	5	40
Sterling	8	2	6
Euro	11	—	11

	64	7	57

	2001
	other financial liabilities	total fixed rate	total no interest paid
	£m	£m	£m
Currency and interest rate risk profile of other financial liabilities
US dollar	48	11	37
Sterling	6	3	3
Euro	9	—	9

	63	14	49

	2002
	US dollar	sterling	euro	other currencies	total
	£m	£m	£m	£m	£m
Currency and interest rate risk profile of financial assets
Cash at bank and in hand	279	9	67	62	417
Short-term deposits	2	18	127	11	158
Other financial assets	28	6	—	—	34

	309	33	194	73	609

Floating rate	281	27	193	73	574
No interest received	28	6	1	—	35

	309	33	194	73	609

	2001
	US dollar	sterling	euro	other currencies	total
	£m	£m	£m	£m	£m
Currency and interest rate risk profile of financial assets
Cash at bank and in hand	166	40	62	32	300
Short-term deposits	10	27	40	16	93
Other financial assets	37	4	3	—	44

	213	71	105	48	437

Floating rate	176	65	102	47	390
No interest received	37	6	3	1	47

	213	71	105	48	437

e.     Currency exposures

        The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency.

	2002
	net foreign monetary assets/(liabilities)
	US dollar	sterling	euro	other	total
	£m	£m	£m	£m	£m
Functional currency of entity:
US dollar	—	2	—	2	4
Sterling	48	—	41	8	97
Euro	—	1	—	6	7
Other currencies	4	4	5	—	13

	52	7	46	16	121

	2001
	net foreign monetary assets/(liabilities)
	US dollar	sterling	euro	other	total
	£m	£m	£m	£m	£m
Functional currency of entity:
US dollar	—	—	—	3	3
Sterling	(67)	—	8	5	(54)
Euro	—	—	—	—	—
Other currencies	(5)	(2)	—	—	(7)

	(72)	(2)	8	8	(58)

f.      Fair values of financial assets and financial liabilities

        The table below shows the book value and the fair value of the Group's financial assets and financial liabilities.

	2002		2001
	book value	fair value	book value	fair value
	£m	£m	£m	£m
Primary financial instruments held or issued to finance the Group's operations
Other financial assets	34	34	44	44
Other financial liabilities	(64)	(64)	(63)	(63)
Cash at bank and in hand	417	417	300	300
Short-term deposits	158	158	93	93
Short-term borrowings	(249)	(253)	(165)	(165)
Medium and long-term borrowings	(1,734)	(1,877)	(2,607)	(2,527)

Derivative financial instruments held to manage the interest rate and currency profile
Interest rate swaps	—	26	—	(30)
Currency swaps	—	32	—	16
Foreign exchange contracts	—	4	—	(1)

Note:
Other financial assets, other financial liabilities, cash at bank and in hand, short-term deposits and short-term borrowings: the fair value approximates to the carrying value due to the short maturity periods of these financial instruments. Medium and long-term borrowings: the fair value is based on market values or, where these are not available, on the quoted market prices of comparable debt issued by other companies. Interest rate swaps: the fair value of interest rate swaps is based on market values. At 31 December 2002 the notional principal value of these swaps was £1,605m (2001: £2,391m). Currency swaps: the fair value of these contracts is based on market values. At 31 December 2002 the Group had £758m (2001: £924m) of such contracts outstanding.

g.     Hedges

        The Group's policy on hedges is explained on page 33. The table below shows the extent to which the Group has off-balance sheet (unrecognised) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

	unrecognised
	gains	losses	total net gains/(losses)
	£m	£m	£m
Gains and losses on hedges at 31 December 2001	43	(58)	(15)
Gains and losses arising in previous years that were recognised in 2002	(1)	34	33

Gains and losses arising before 31 December 2001 that were not
recognised in 2002	42	(24)	18
Gains and losses arising in 2002 that were not recognised in 2002	71	(27)	44

Unrecognised gains and losses on hedges at 31 December 2002	113	(51)	62
Of which:
Gains and losses expected to be recognised in 2003	6	—	6
Gains and losses expected to be recognised in 2004 or later	107	(51)	56

20.  Other creditors

	2002	2001
	£m	£m
Amounts falling due within one year
Trade creditors	376	390
Taxation	24	111
Social security and other taxes	13	2
Other creditors	83	85
Accruals and deferred income	499	501
Obligations under finance leases	4	5
Dividends	115	109

	1,114	1,203

Amounts falling due after more than one year
Other creditors	31	30
Accruals and deferred income	26	15
Obligations under finance leases	3	9

	60	54

21.  Deferred taxation

£m
Summary of movements
At 31 December 2001 as previously reported	(5)
Prior year adjustment (see below)	277

As restated	272
Exchange differences	(29)
Transfers	(3)
Net release in the year	(66)

At 31 December 2002	174

	2002	2001 restated
Deferred taxation derives from:
Capital allowances	(47)	(10)
Tax losses carried forward	170	172
Taxation on unremitted overseas earnings	(16)	(15)
Other timing differences	67	125

	174	272

Deferred taxation not provided
Relating to revalued assets and timing differences	—	—
Relating to gains subject to roll-over relief	1	1

	1	1

Note:
The Group has calculated deferred tax not provided on rolled over gains in 2002, taking into account the indexation allowance which would be deductible on a disposal of the asset into which the gain was rolled.

Prior year adjustment

        FRS 19 "Deferred Tax" has been adopted for the first time in these financial statements. The Group previously provided deferred tax using the liability method under SSAP 15 and only recognised deferred tax liabilities to the extent that it was probable that the liabilities would crystallise. Deferred tax assets were only recognised to the extent that their recoverability was assured beyond reasonable doubt. Under FRS 19 the recognition criteria for deferred tax assets has changed, with the result that the Group has recognised a deferred tax asset in respect of US tax losses and other timing differences that are regarded as recoverable against future taxable profits. The adoption of FRS 19 has also had an impact on capitalised goodwill since the restatement of deferred tax balances acquired has had a corresponding effect upon the goodwill recognised on those acquisitions. A prior year adjustment has been made in these financial statements to reflect the adoption of FRS 19 and comparative figures have been restated. The impact on the profit and loss account for 2002 has been to increase the loss after taxation by £45m (£50m relating to the tax charge and an offsetting £5m to goodwill amortisation) and to increase opening shareholders' funds by £209m. The effect on the loss after taxation for 2001 was to increase the loss by £32m. The effect on the profit after taxation for 2000 was to decrease the profit by £5m.

22.  Provisions for liabilities and charges

	post- retirement	deferred consideration	integration	reorgani- sations	leases	other	total
At 31 December 2000	109	56	39	16	20	17	257
Exchange differences	1	1	1	—	—	—	3
Subsidiary undertakings acquired/disposed	5	—	—	—	—	3	8
Deferred consideration arising on acquisitions	—	10	—	—	—	—	10
Transfer from creditors	—	—	—	—	—	(1)	(1)
Released	—	—	(2)	(3)	—	(2)	(7)
Provided	39	—	16	22	2	3	82
Utilised	(31)	(42)	(25)	(6)	(3)	(6)	(113)

At 31 December 2001	123	25	29	29	19	14	239
Exchange differences	(11)	(4)	(2)	(2)	(2)	—	(21)
Subsidiaries acquired/disposed	2	—	—	—	(1)	1	2
Deferred consideration arising on acquisitions	—	3	—	—	—	—	3
Released	—	—	—	(3)	(1)	(1)	(5)
Provided	59	—	8	9	7	1	84
Utilised	(81)	(13)	(18)	(14)	(4)	(7)	(137)

At 31 December 2002	92	11	17	19	18	8	165

Notes:

a
Post-retirement provisions are in respect of pensions, £36m (2001: £61m) and post-retirement medical benefits, £56m (2001: £62m).

b
Deferred consideration. During the year, £13m was paid with respect to companies acquired as part of the NCS acquisition in 2000. The balance is expected to be utilised during 2003.

c
Integration. These movements relate to The Penguin Group and Pearson Education. £9m has been utilised in relation to properties and a further £9m relating to severance and IT systems. No further integration charges are anticipated in 2003 relating to these prior year acquisitions, and the remaining provision should be utilised in the next three years.

d
Reorganisations. £9m has been provided during 2002, mostly relating to the restructuring of our back office systems and processes. £14m has been utilised in the reorganisation of Family Education Network and FT Knowledge. The balance is expected to be utilised in the next two years.

e
Lease commitments. These relate primarily to onerous lease contracts, acquired as part of the purchase of subsidiaries, which have various expiry dates up to 2010. The provision is based on current occupancy estimates.

f
Other. The balance, which relates to a number of small items, is expected to be utilised over varying time periods.

23.  Share capital

	number of shares (000's)	£m
Authorised
Ordinary shares of 25p each
At 31 December 2001	1,170,000	293

At 31 December 2002	1,174,000	294

Called up, allotted and fully paid
At 31 December 2000	797,593	199
Issued under share option and employee share schemes	2,996	1

At 31 December 2001	800,589	200
Issued under share option and employee share schemes	1,073	—

At 31 December 2002	801,662	200

Note:
The consideration received in respect of shares issued during the year was £6m (2001: £20m).

	when granted	number of shares (000's)	price (p)	original subscription exercise period
Options outstanding at 31 December 2001
Worldwide Save for Shares plans	1994	13	455	1999-02
	1995	64	390	2000-03
	1996	92	517	2001-04
	1997	231	530	2000-05
	1998	457	687	2001-06
	1999	712	913-970	2001-07
	2000	358	688-1,793	2000-08
	2001	1,141	957-1,096	2004-09

		3,068

Discretionary share option plans	1992	40	293-380	1995-02
	1994	171	567-635	1997-04
	1995	202	487-606	1998-05
	1996	298	584-683	1999-06
	1997	1,208	664-758	2000-07
	1998	2,595	847-1,090	2001-08
	1999	4,711	1,081-1,922	2002-09
	2000	11,837	64-3,224	2000-10
	2001	15,467	822-1,421	2001-11

		36,529

	when granted	number of shares (000's)	price (p)	original subscription exercise period
Options outstanding at 31 December 2002
Worldwide Save for Shares plans	1995	20	390	2000-03
	1996	60	517	2001-04
	1997	114	530	2000-05
	1998	360	687	2001-06
	1999	544	913-970	2001-07
	2000	217	688-1,793	2001-08
	2001	532	957-1,096	2004-09
	2002	1,466	696	2005-10

		3,313

Discretionary share option plans	1994	171	567-635	1997-04
	1995	194	487-606	1998-05
	1996	282	584-683	1999-06
	1997	1,156	664-758	2000-07
	1998	1,781	847-1,090	2001-08
	1999	3,681	1,081-1,922	2002-09
	2000	10,432	64-3,224	2000-10
	2001	14,599	822-1,421	2001-11

		32,296

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

24.  Reserves

	share premium account	profit and loss account restated
	£m	£m
Summary of movements
At 31 December 2000 as previously reported	2,440	1,405
Prior year adjustment—FRS 19	—	240

As restated	2,440	1,645
Exchange differences	—	20
Premium on issue of 3m equity shares	19	(2)
Goodwill written back on disposal of subsidiary undertakings and associates	—	37
Goodwill written back on disposal of subsidiary undertakings and associates by an associate	—	36
Replacement options granted on acquisition of a subsidiary	—	2
Loss retained for the year	—	(600)

At 31 December 2001	2,459	1,138

Analysed as:
Joint ventures and associates		(31)
Group excluding joint ventures and associates		1,169

Summary of movements
At 31 December 2001	2,459	1,138
Exchange differences net of taxation	—	(312)
Premium on issue of 1m equity shares	6	—
Goodwill written back on disposal of an associate	—	144
Replacement options granted on acquisition of a subsidiary	—	1
Loss retained for the year	—	(298)

At 31 December 2002	2,465	673

Analysed as:
Joint ventures and associates		(45)
Group excluding joint ventures and associates		718

Note:
Cumulative goodwill relating to acquisitions made prior to 1998, which was deducted from reserves, amounts to £1,031m (2001: £1,249m). During 2002 Pearson plc received £6m on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £6m to the Group for the issue of these shares. The Group has taken advantage of the exemption available by UITF 17 and has not incurred a charge on options granted at a discount to market value for its Inland Revenue approved SAYE schemes and similar overseas schemes. Included in exchange differences are exchange gains of £70m arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net investments overseas.

25.  Acquisitions

        All acquisitions have been consolidated applying acquisition accounting principles.

a.     Acquisition of subsidiaries

	2002	2001
	£m	£m
Tangible fixed assets	—	5
Associates	(3)	(3)
Stocks	(2)	8
Debtors	2	(78)
Creditors	(4)	(19)
Provisions	(3)	(9)
Deferred taxation	—	(1)
Net cash and short-term deposits acquired	25	83

	15	(14)
Equity minority interests	(4)	(2)

Net assets/(liabilities) acquired at fair value	11	(16)

Fair value of consideration:
Cash	(74)	(52)
Deferred cash consideration	(3)	(10)
Costs accrued	—	(1)
Net prior year adjustments	3	(8)

Total consideration	(74)	(71)

Goodwill arising	63	87

	2002	2001
	£m	£m
Acquisition fair values
Book value of net assets/(liabilities) acquired	25	(8)
Fair value adjustments	(14)	(8)

Fair value to the Group	11	(16)

Note:
Of the fair value adjustments in 2002 above, £(14)m relates to the finalisation of prior year provisional acquisition values. These adjustments relate primarily to: write down of stock to its recoverable amount and the recognition of a provision for royalty payments. For acquisitions made during 2002 the fair value adjustments are provisional and will be finalised in the 2003 financial statements.

b.     Cash flow from acquisitions

	2002	2001	2000
	£m	£m	£m
Cash—current year acquisitions	74	52	2,260
Deferred payments for prior year acquisitions and other items	13	76	16

Net cash outflow	87	128	2,276

26.  Disposals

	2002	2001 restated	2000 restated
	£m	£m	£m
Disposal of subsidiaries
Intangible assets	(41)	(53)	(35)
Tangible fixed assets	—	(7)	(3)
Stocks	(3)	(2)	(18)
Debtors	(2)	(15)	(4)
Creditors	(3)	14	—
Taxation	—	(5)	—
Provisions	1	1	7
Net debt	(1)	—	—
Equity minority interest	3	—	(50)

Net assets disposed of	(46)	(67)	(103)
Proceeds received	11	49	192
Costs	(7)	(7)	(27)
Net prior year adjustments	(3)	(1)	(5)

Loss on sale	(45)	(26)	57
Goodwill written back from reserves	—	(37)	(27)

Net loss on sale	(45)	(63)	30

	2002	2001	2000
	£m	£m	£m
Total goodwill written back from reserves
On disposal of subsidiaries and associates	—	37	68
On disposal of subsidiaries and associates by an associate	—	36	—

	—	73	68

	2002	2001	2000
	£m	£m	£m
Cash flow from disposals
Cash—current year disposals	11	49	192
Costs paid	(3)	(8)	(27)
Deferred receipts and payments from prior year disposals and other amounts	(5)	—	(7)

Net cash inflow	3	41	158

27.  Notes to consolidated statement of cash flows

	2002	2001 restated			2000 restated
	total	continuing	discontinued	total	continuing	discontinued	total
	£m	£m	£m	£m	£m	£m	£m
a. Reconciliation of operating profit/(loss) to net cash inflow from operating activities
Total operating profit/(loss)	143	(49)	2	(47)	148	61	209
Share of operating loss/(profit) of joint ventures and associates	51	69	(2)	67	44	(33)	11
Depreciation charges	122	125	—	125	94	6	100
Goodwill amortisation and impairment	292	350	—	350	189	1	190
Decrease/(increase) in stocks	43	(6)	—	(6)	(96)	(1)	(97)
(Increase)/decrease in debtors	(111)	102	—	102	62	(9)	53
Increase/(decrease) in creditors	64	(103)	—	(103)	(103)	(16)	(119)
(Decrease)/increase in operating provisions	(50)	3	—	3	(4)	—	(4)
Other and non-cash items	(25)	(1)	—	(1)	18	—	18

Net cash inflow from operating activities	529	490	—	490	352	9	361

Dividends from associates	6	7	18	25	6	43	49
Purchase of tangible fixed assets	(126)	(165)	—	(165)	(129)	(10)	(139)
Capital element of finance leases	(5)	(7)	—	(7)	(10)	—	(10)
Sale of tangible fixed assets	7	36	—	36	21	1	22
Add back: non operating fixed asset disposal proceeds	—	(11)	—	(11)	(8)	—	(8)
Add back: integration costs	44	69	—	69	61	—	61

Operating cash flow	455	419	18	437	293	43	336

Operating tax paid	(46)	(44)	—	(44)	(60)	—	(60)
Operating finance charges	(104)	(157)	—	(157)	(167)	—	(167)

Operating free cash flow	305	218	18	236	66	43	109

Non operating tax paid	(9)	(27)	—	(27)	(30)	—	(30)
Non operating finance charges	(37)	—	—	—	—	—	—
Integration costs	(44)	(69)	—	(69)	(61)	—	(61)

Total free cash flow	215	122	18	140	(25)	43	18

Dividends paid (including minorities)	(182)	(183)	—	(183)	(143)	—	(143)

Net movement of funds from operations	33	(61)	18	(43)	(168)	43	(125)

Acquisitions of businesses and investments	(124)	(100)	—	(100)	(2,568)	—	(2,568)
Disposals of businesses, investments and property	930	77	—	77	—	550	550
New equity	6	20	—	20	1,959	—	1,959
Other non operating items	(5)	(8)	—	(8)	(5)	—	(5)

Net movement of funds	840	(72)	18	(54)	(782)	593	(189)

Exchange movements on net debt	131	(24)	—	(24)	(118)	—	(118)

Total movement in net debt	971	(96)	18	(78)	(900)	593	(307)

Note:
Operating cash flow, operating free cash flow and total free cash flow have been disclosed as they are part of Pearson's corporate and operating measures. Tax payments that can be clearly identified with disposals, integration and exchange differences taken to reserves are allocated as non operating tax payments.

	cash	over- drafts	sub- total	short-term deposits	debt due within one year	debt due after one year	finance leases	total
	£m	£m	£m	£m	£m	£m	£m	£m
b. Analysis of net debt
At 31 December 2001	300	(60)	240	93	(105)	(2,607)	(14)	(2,393)
Exchange differences	(15)	4	(11)	(2)	(6)	150	1	132
Acquired with subsidiary	—	—	—	24	—	—	—	24
Other non-cash items	—	—	—	—	(148)	146	1	(1)
Net cash flow	132	(21)	111	43	87	577	5	823

At 31 December 2002	417	(77)	340	158	(172)	(1,734)	(7)	(1,415)

At 31 December 2000	425	(110)	315	91	(2)	(2,705)	(16)	(2,317)
Exchange differences	(10)	1	(9)	1	—	(16)	—	(24)
Debt issue costs	—	—	—	—	—	1	—	1
Other non-cash items	—	—	—	—	(100)	99	(5)	(6)
Net cash flow	(115)	49	(66)	1	(3)	14	7	(47)

At 31 December 2001	300	(60)	240	93	(105)	(2,607)	(14)	(2,393)

At 31 December 1999	288	(38)	250	40	(9)	(2,276)	(15)	(2,010)
Exchange differences	14	(7)	7	(1)	(1)	(122)	(1)	(118)
Acquired with subsidiary*	—	—	—	—	—	—	(11)	(11)
Television assets contributed*	—	—	—	(82)	—	60	2	(20)
Debt issue costs	—	—		—	—	4	—	4
Other non-cash items	—	—	—	—	—	(17)	(1)	(18)
Net cash flow	123	(65)	58	134	8	(354)	10	(144)
At 31 December 2000	425	(110)	315	91	(2)	(2,705)	(16)	(2,317)
*
Excluding cash and overdrafts Note:
Finance leases are included within other creditors in the balance sheet (see note 20).

	2002	2001	2000
	£m	£m	£m
c. Reconciliation of net cash flow to movement in net debt
Decrease/(increase) in net debt from net cash flow	111	(66)	58
Decrease in net debt from management of liquid resources	43	1	134
Decrease in net debt from other borrowings	664	11	(346)
Decrease in finance leases	5	7	10
Television assets contributed	—	—	(20)
Acquired with subsidiary	24	—	(11)
Debt issue costs	—	1	4
Other non-cash items	(1)	(6)	(18)
Exchange differences	132	(24)	(118)

Movement in net debt in the year	978	(76)	(307)
Net debt at beginning of the year	(2,393)	(2,317)	(2,010)

Net debt at end of the year	(1,415)	(2,393)	(2,317)

28.  Contingent liabilities

      There are contingent Group and company liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities of the Group in respect of legal claims. None of these claims are expected to result in a material gain or loss to the Group.

29.  Commitments under leases

        At 31 December 2002, the Group had commitments under leases other than finance leases, to make payments in 2003 as follows:

	land and buildings	other
	£m	£m
For leases expiring:
In 2003	10	3
Between 2004 and 2007	40	16
Thereafter	65	—

	115	19

30.  Related parties

        Joint ventures and associates.    Loans and equity advanced to joint ventures and associates during the year and at the balance sheet date are shown in notes 13 and 14. Amounts falling due from joint ventures and associates are set out in note 17. Dividends receivable from joint ventures and associates are set out in notes 13 and 14.

        There are no other related party transactions in 2002 and 2001.

31.  Post balance sheet events

        In January 2003 Interactive Data Corporation announced its acquisition of S&P Comstock for $115m in cash.

32.  Company balance sheet as at 31 December 2002

	note	2002	2001
		£m	£m
Fixed assets
Tangible fixed assets	33	—	—
Investments: subsidiaries	33	6,422	5,384
Investments: own shares held	33	39	24

		6,461	5,408

Current assets
Debtors:
Subsidiaries—due within one year		971	2,186
Subsidiaries—due after more than one year		1,453	1,312
Taxation		10	17
Other debtors		1	—
Prepayments and accrued income		—	1
Cash at bank and in hand	18	8	22

		2,443	3,538

Creditors—amounts falling due within one year
Short-term borrowing	19	(323)	(109)
Subsidiaries		(2,641)	(2,006)
Other creditors		(1)	(1)
Accruals and deferred income		(13)	(15)
Dividends		(115)	(109)

		(3,093)	(2,240)

Net current (liabilities)/assets		(650)	1,298

Total assets less current liabilities		5,811	6,706
Creditors—amounts falling due after more than one year
Medium and long-term borrowing	19	(1,369)	(2,027)
Subsidiaries		(393)	(392)
Provisions for liabilities and charges		(2)	(2)

		(1,764)	(2,421)

Net assets		4,047	4,285

Capital and reserves
Called up share capital	23	200	200
Share premium account	33	2,465	2,459
Special reserve	33	397	397
Other reserves	33	50	50
Profit and loss account	33	935	1,179

Equity shareholders' funds		4,047	4,285

        The financial statements were approved by the board of directors on 3 March 2003 and signed on its behalf by Dennis Stevenson • Rona Fairhead.

33.  Notes to the company balance sheet

	2002	2001
	£m	£m
Tangible fixed assets (leasehold property)
Cost	1	1
Depreciation	(1)	(1)

Net book value	—	—

Note:
The company had no capital commitments for fixed assets at the end of 2002.

£m
Investment in subsidiaries
At 31 December 2000	2,586
Subscription for additional share capital in subsidiaries	2,927
Provision for diminution in value	(128)
Revaluations	(1)

At 31 December 2001	5,384
External acquisition	2
Subscription for additional share capital in subsidiaries	1,085
Disposal to subsidiary	(16)
Provision for diminution in value	(32)
Revaluations	(1)

At 31 December 2002	6,422

Note:
Shares are stated at cost less provisions for diminution in value or directors' valuations.

        Own shares held. Amounts included within own shares held relate to Pearson plc ordinary shares held in respect of the Pearson plc Employee Share Ownership Trusts (see note 15).

	share premium account	special reserve	other reserves	profit and loss account	total
	£m	£m	£m	£m	£m
Reserves
Summary of movements
At 31 December 2000	2,440	397	50	1,321	4,208
Premium on issue of 3m equity shares	19	—	—	—	19
Replacement options granted on acquisition of subsidiary	—	—	—	2	2
Profit for the financial year	—	—	—	33	33
Dividends	—	—	—	(177)	(177)

At 31 December 2001	2,459	397	50	1,179	4,085
Currency translation differences	—	—	—	(46)	(46)
Premium on issue of 1m equity shares	6	—	—	—	6
Loss for the financial year	—	—	—	(11)	(11)
Dividends	—	—	—	(187)	(187)

At 31 December 2002	2,465	397	50	935	3,847

Note:
The special reserve represents the cumulative effect of cancellation of the company's share premium account. As permitted by section 230(4) of the Companies Act 1985, only the Group's profit and loss account has been presented.

34. Summary of principal differences between United Kingdom and United States of America generally accepted accounting principles

        The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP.

        The following is a summary of the adjustments to consolidated profit for the financial year and consolidated shareholders' funds that would have been required in applying the significant differences between UK and US GAAP.

Reconciliation of consolidated profit/(loss) for the financial year

		Year ended December 31
	Note	2002	2001	2000
		£m	£m	£m
			Restated
(Loss)/profit for the financial year under UK GAAP		(111)	(423)	174
US GAAP adjustments:
Goodwill amortization and impairment	(i)	285	(7)	(18)
Intangible amortization	(i)	(120)	(168)	(168)
Discontinued operations	(ii)	2	(1,010)	1,245
Disposal adjustments	(iii)	(2)	(3)	96
Pensions and other post-retirement benefits	(iv)	7	14	12
Deferred taxation	(v)	1	2	1
Leases	(vi)	3	—	—
Options	(vii)	(46)	(33)	(37)
Derivatives	(viii)	187	(64)	(89)
Capitalised costs	(ix)	1	1	1
Restructuring costs	(x)	—	(3)	—
Acquisition adjustments	(xi)	(2)	13	80
Partnerships and associates	(xii)	42	16	8
Fixed asset investments	(xiv)	—	6	—
Interest in shares of Pearson plc	(xv)	—	37	—
Minority interests	(xvi)	(7)	4	(10)
Taxation effect of US GAAP adjustments	(v)	(21)	118	67

Total US GAAP adjustments		330	(1,077)	1,188

Profit/(loss) for the financial year under US GAAP		219	(1,500)	1,362

Cumulative effect of change in accounting principle (less (benefit from) applicable taxes £(9)m)	(iv)	(21)

Profit for the financial year under US GAAP after cumulative effect of change in accounting principle		198

Profit/(loss) from continuing operations (less charge for/(benefit from) applicable taxes 2002: £78m, 2001: £(124)m, 2000: £(53)m)		257	(475)	(30)
(Loss)/profit from discontinued operations prior to the measurement date (less (benefit from)/charge for applicable taxes 2002: £(2)m, 2001: £(21)m, 2000: £138m)		(37)	(40)	1,403
Loss on disposal of discontinued operations (less (benefit from)/charge for applicable taxes 2002: £(4)m, 2001 £60m)		(1)	(985)	—
Extraordinary charge (less (benefit from) applicable taxes 2000: £(5)m)	(xviii)	—	—	(11)

Profit/(loss) for the financial year under US GAAP		219	(1,500)	1,362

Cumulative effect of change in accounting principle (less (benefit from) applicable taxes £(9)m)	(iv)	(21)

Profit for the financial year under US GAAP after cumulative effect of change in accounting principle		198

		Year ended December 31
	Note	2002	2001	2000
Presentation of earnings per equity share under US GAAP
Earnings per equity share	(xix)	(p )	(p )	(p )
Basic:
Continuing operations		32.3	(59.7)	(4.1)
Discontinued operations		(4.8)	(128.9)	192.8
Extraordinary charge		—	—	(1.5)
Cumulative effect of change in accounting principle		(2.6)	—	—

Total		24.9	(188.6)	187.2

Diluted:
Continuing operations		32.3	(59.7)	(4.1)
Discontinued operations		(4.8)	(128.9)	190.6
Extraordinary charge		—	—	(1.5)
Cumulative effect of change in accounting principle		(2.6)	—	—

Total		24.9	(188.6)	185.0

Average shares outstanding (millions)		796.3	795.4	727.7
Dilutive effect of stock options (millions)		0.4	—	8.4

Average number of shares outstanding assuming dilution (millions)		796.7	795.4	736.1

        In 2001 the Group recorded a loss for the financial year. Consequently the effect of share options is anti-dilutive and has been excluded from the calculation of diluted loss per share. Anti-dilutive options in 2001 were 7.8 million.

Reconciliation of consolidated shareholders' funds

		Year ended December 31
	Note	2002	2001	2000
		£m	£m	£m
			Restated
Shareholders' funds under UK GAAP		3,338	3,797	4,284
US GAAP adjustments:
Goodwill	(i)	222	(75)	(74)
Intangibles	(i)	508	688	839
Discontinued operations	(ii)	3	146	1,228
Disposal adjustments	(iii)	2	(2)	—
Pensions and other post-retirement benefits	(iv)	(295)	(186)	16
Deferred taxation	(v)	58	75	60
Leases	(vi)	(3)	(6)	(6)
Options	(vii)	30	21	—
Derivatives	(viii)	57	(117)	(53)
Capitalised costs	(ix)	—	(1)	(2)
Restructuring costs	(x)	—	—	3
Acquisition adjustments	(xi)	1	5	8
Partnerships and associates	(xii)	(8)	(34)	(13)
Ordinary dividends	(xiii)	115	109	106
Fixed asset investments	(xiv)	(19)	(21)	(3)
Interest in shares of Pearson plc	(xv)	(71)	(54)	(80)
Minority interests	(xvi)	(20)	(12)	(16)
Taxation effect of US GAAP adjustments	(v)	(210)	(178)	(279)

Total US GAAP adjustments		370	358	1,734

Shareholders' funds under US GAAP		3,708	4,155	6,018

Restatement

        Financial Reporting Standard ("FRS") 19, the UK standard on deferred tax, has been adopted for the first time in 2002. The Group previously provided deferred tax using the liability method under SSAP ("Statement of Standard Accounting Practice") 15 and only recognised deferred tax liabilities to the extent that it was probable that the liabilities would crystallise. Deferred tax assets were only recognised to the extent that their recoverability was assured beyond reasonable doubt. Under FRS 19 the recognition criteria for deferred tax assets has changed resulting in the recognition of a deferred tax asset under UK GAAP in respect of US tax losses and other timing differences that are regarded as recoverable against future profits. The adoption of FRS 19 has also had an impact on capitalised goodwill since the restatement of deferred tax balances acquired has had a corresponding effect upon the goodwill recognised on those acquisitions. A prior year adjustment has been made in these financial statements to reflect the adoption of FRS 19 and, where indicated, comparative figures have been restated. The impact on the profit and loss account has been to increase the loss after taxation by £45m in 2002, to increase the loss after taxation by £32m in 2001 and to decrease the profit after taxation by £5m in 2000. The restatement also had the effect of increasing shareholders funds by £209m and £240m in 2001 and 2000 respectively. For further details see Note 21.

        A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(i)    Goodwill and intangibles

        Both UK GAAP and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill. Under UK GAAP, prior to the implementation of FRS 10 "Goodwill and Intangible Assets", for periods ending prior to January 1, 1998, the Group has written off goodwill directly to the profit and loss reserve in the year of acquisition. If a subsidiary or a business is subsequently sold or closed, previously written off goodwill which was the result of the initial acquisition is taken into account in determining the profit or loss on sale or closure.

        For the purposes of US GAAP, all goodwill written off against reserves under UK GAAP has been reinstated as an asset on the balance sheet. Prior to July 1, 2001, goodwill was amortized over its estimated useful life. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard ("SFAS") 142, "Goodwill and Other Intangible Assets" which required that goodwill no longer be amortized. Additionally, under US GAAP, all goodwill arising on acquisitions prior to June 30, 2001 was capitalized and amortized over a period not to exceed 20 years. The group also adopted the provisions of SFAS 142, "Goodwill and Other Intangible Assets", on January 1, 2002. As a result, all goodwill is no longer subject to amortization subsequent to the date of adoption, but is subject to the impairment testing provisions of SFAS 142. The 2002 US GAAP adjustment reverses the amortization expense recorded under UK GAAP.

        The following table shows the results of operations as if SFAS 142 were applied to prior periods:

	2001	2000
	£m	£m
	(except per share amounts)
(Loss)/Profit for the financial year as reported under US GAAP	(1,500)	1,362
Add back: goodwill amortization	527	288

Adjusted (Loss)/Profit for the financial year	(973)	1,650

Earnings per equity share as reported under US GAAP	(188.6)	187.2
Add back: goodwill amortization	66.3	39.5

Adjusted earnings per equity share	(122.3)	226.7

Diluted earnings per equity share as reported under US GAAP	(188.6)	185.0
Add back: goodwill amortization	66.3	39.2

Adjusted diluted earnings per equity share	(122.3)	224.2

        Under UK GAAP, the Group periodically reviews the recoverability of goodwill, not identified with impaired long-lived assets, based on estimated discounted future cash flows from operating activities compared with the carrying value of goodwill and recognizes any impairment on the basis of such comparison. In 2002, a £10m impairment charge was taken in respect of a subsidiary of Recoletos in Argentina on this basis. Similarly in 2001, total impairments of £61m were taken, including £50m in respect of Dorling Kindersley (reflecting the impact of the depressed economic conditions on its travel guide business in particular).

        Under US GAAP, the Group performed the transitional impairment test under SFAS 142 as of January 1, 2002 by comparing the carrying value of each reporting unit to its fair value as determined by discounted future cash flows. Upon completion of the transitional impairment test, the group determined that no impairment was required as of January 1, 2002 as the fair value of each reporting unit exceeded carrying value. The Group also completed the annual impairment tests required by SFAS 142 as at the end of 2002. Following this review, an impairment charge of £32m was taken against the FT Knowledge reporting unit, which is part of the Pearson Education segment, reflecting the further decline in the corporate training market during 2002 and management's decision to further restructure this business. This has been included in the loss from discontinued operations prior to the measurement date in the reconciliation of profit/(loss). In addition, an impairment charge of £2m was taken within the FT Group in respect of one of its translation and data production units. The impairment charge of £10m taken within the FT Group under UK GAAP has been reversed under US GAAP as the fair value of the Recoletos reporting unit (where the Argentinian business resides) exceeded its carrying value. The difference has arisen due to the level at which the discounted cash flow analysis is performed, as under US GAAP it is at the reporting unit level as required under SFAS 142.

        The following table provides a roll forward of the group's US GAAP goodwill during 2002:

	Pearson Education	Penguin Group	FT Group	Pearson Group
	£m	£m	£m	£m
Balance as of January 1, 2002	3,368	402	342	4,112
Goodwill acquired	27	4	32	63
Adjustments in respect of prior year acquisitions	3	(1)	—	2
Transfers from other intangible assets	4	—	3	7
Impairment	(32)	—	(2)	(34)
Goodwill disposed	(10)	—	—	(10)
Currency translation adjustments	(293)	(9)	(6)	(308)

Balance as of December 31, 2002	3,067	396	369	3,832

        During 2002, the Group completed some small acquisitions with an aggregate purchase price of £74m. Under both UK and US GAAP, a total of £63m has been recorded in goodwill in respect of acquisitions made in the year (see Note 25 for the purchase price allocation).

        Under UK GAAP in order to recognize an intangible asset, the Group must be able to dispose of it without disposing of the business to which it relates. Accordingly under UK GAAP no acquired intangible assets have been recognized. Under US GAAP, acquired assets such as publishing rights, know-how, patents and advertising relationships have been recognized as intangible assets as required under SFAS 142 and are being amortized over a range of estimated useful lives of between 2 and 25 years. The identified intangibles have been valued based on independent appraisals and management evaluation and analysis. In prior years, an intangible asset was created in respect of the assembled workforce in some of our businesses within the Pearson Education and FT groups. Following the adoption of SFAS 142, this no longer met the criteria for recognition as an identifiable intangible asset. Consequently an amount of £6.7m was re-classified to goodwill as at January 1, 2002.

        The carrying value of the Group's intangible assets comprise the following (prior year amounts have been re-stated for consistency with the current year presentation):

	2002	2001
	£m	£m
Publishing rights	298	421
Know-how	103	132
Patents	28	33
Advertising relationships	67	82
Other	12	20

Total	508	688

(ii)   Discontinued operations

        Following the further deterioration in the corporate training market during 2002, management undertook a review of the FT Knowledge business. As a result of this review, in September 2002 the

Board of Directors approved a plan to dispose of Forum and restructure the remaining parts of FT Knowledge. The sale of Forum to the Institute for International Research Support Services Inc ("IRR") was completed in January 2003. In accordance with the provisions of SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" the results of the Forum Corporation have been reclassified as a discontinued operation.

        In connection with the decision to dispose of Forum in 2002, £7m was accrued as a loss on disposal under US GAAP reflecting the excess of the carrying value of the investment over the disposal proceeds. The goodwill associated with the Forum business was deemed to be impaired under US GAAP prior to the sale of the business. Consequently this impairment of £32m is included in the loss from discontinued operations prior to the measurement date. The GAAP difference on the loss on sale reflects the difference in the carrying value of goodwill at the disposal date and an estimated provision for future operating losses from the measurement date to the date of disposal of £1m being removed from the disposal calculation under US GAAP.

        Summary financial information for the discontinued Forum business under US GAAP is as follows:

	Year ended December 31
	2002	2001	2000
	£m	£m	£m
Revenues	33	41	17
Net (loss)/income	(37)	(5)	(7)

        Total assets related to Forum recorded on the balance sheet as at 31 December 2002 amounted to £8m and total liabilities amounted to £6m.

        On July 25, 2000, the Group combined its wholly owned television business, Pearson Television, with CLT-UFA. In consideration, it received approximately 34.1 million shares of common stock, representing a 22% interest in the combined group, RTL Group ("RTL"). Under US GAAP, the gross proceeds received by the Group, based on the estimated fair value of the shares received, were approximately £2.5 billion. Under US GAAP, the Group recorded a partial gain of £1.3 billion, representing the 78% share of Pearson Television, which was effectively sold. Under UK GAAP, the difference between the book value of the net assets contributed and the fair value of the share of net assets received was recorded as goodwill, resulting in no gain or loss.

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

        In early December 2001, the Board of Directors approved a plan to dispose of the Group's investment in RTL. On December 24, 2001, the Group announced the agreed sale of its 22% interest in RTL to Bertlesmann AG for cash consideration of E1.5 billion. In accordance with the provisions of Accounting Principles Board ("APB") 30, "Reporting the Results of Operations, Reporting the effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", the results of operations of the television segment (including both the wholly-owned Pearson Television business prior to July 2000 and the equity method investment in RTL retained after the July 2000 transaction described above) have been reclassified as a discontinued operation.

        In 2001, in connection with the disposal of the RTL investment, £985m was accrued as a loss on disposal reflecting the excess of the carrying value of the investment of £1,967m over the E1.5 billion proceeds to be received. Also included in the loss on disposal is the Group's share of the results of RTL (including goodwill amortization) from the measurement date to the actual disposal date of January 30, 2002 of approximately £30m. Due to the structure of the RTL disposal and the decline in the RTL share price since formation, £60m of the deferred tax provision in respect of Recoletos' RTL holding has been released on disposal.

        Operating results for the television segment for each of the two years in the period ended December 31, 2001 are classified as a discontinued operation in the accompanying reconciliation of profit and loss and shareholders' funds to US GAAP.

        Summary financial information for the discontinued television segment under US GAAP is as follows:

	Year ended December 31
	2002	2001	2000
	£m	£m	£m
Revenues	—	—	180
Net (loss)/income	—	(1,042)	1,249

        Non-current assets related to the discontinued television segment recorded on the balance sheet as of December 31, 2001 amounted to £922m (net of costs associated with the disposal). Under US GAAP, the loss on disposal was reduced by £6m in 2002 reflecting lower costs and a lower tax charge associated with the disposal.

(iii) Disposal adjustments

        In 2002, 2001 and 2000 gains and losses were recognized under UK GAAP on the disposal of a number of the Group's businesses and assets. Adjustments made to reconcile US GAAP and UK GAAP have an effect on the net assets of these businesses and, accordingly, a corresponding impact on the gain or loss on disposal.

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

        Under UK GAAP, a £21.8m pre-tax gain on the sale-leaseback of certain real-estate property was recognized in 2001 at the time of the sale, as the required conditions had been met. Under US GAAP, a portion of the gain on sale has been deferred as the Group retained more than a minor part but less than substantially all of the use of the property through a leaseback. The deferred gain of approximately £3m represents the present value of the minimum lease payments on the leaseback and is being recognized over the term of the leaseback.

        Under UK GAAP, a loss on the anticipated disposal of certain properties was recorded in 2001, reflecting the difference between the estimated sales proceeds and the carrying value of the assets as well as certain related costs. Under US GAAP, the property was considered to be held for continuing use in the business in accordance with the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed." The carrying value of the property was amortized down to its estimated recoverable value by the time of the anticipated disposal. Certain other exit-related costs accrued under UK GAAP did not qualify for accrual under US GAAP as of December 31, 2001. Therefore, £9m of the anticipated loss on disposal was reversed in the US GAAP reconciliation.

(iv)  Pensions and other post-retirement benefits

Pensions

        The Group operates defined benefit pension plans for its employees and former employees throughout the world. The largest defined benefit scheme is a funded scheme operated in the UK.

        Under UK GAAP the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of Statement of Standard Accounting Practice ("SSAP") 24 "Accounting for Pension Costs". SSAP 24 aims to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes.

        Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87 "Employers Accounting for Pensions", which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under SFAS 87, part of the surplus (the excess of plan assets over plan liabilities), the majority of which for the Group is attributable to prior acquisitions, has been recognized in the balance sheet. The remainder of the unrecognized surplus is spread over the employees' remaining service lifetimes.

        In the UK, the majority of the pension benefits for the Group's employees are provided by the Pearson Group Pension Plan. In the US, the Group sponsors several defined benefit plans in which employees participate.

        The Group has elected to change the measurement date of its defined benefit pension plans under US GAAP from September 30 to December 31 so that plan assets and liabilities are measured at the same date for both US GAAP and UK GAAP (FRS 17) purposes. December 31 is also the preferable measurement date under US GAAP. As a result, the 2002 profit and loss charge under US GAAP for the pension plans includes a charge of £30m reflecting the cumulative effect of the change in accounting principle.

        In accordance with SFAS 132, "Employer's Disclosures about Pensions and Other Post-retirement Benefits", the components of net periodic pension cost for all Group-sponsored schemes are as follows:

	Year ended December 31
	UK schemes			Non-UK schemes
	2002	2001	2000	2002	2001	2000
	£m	£m	£m	£m	£m	£m
Components of pension expense:
Service cost	19	16	16	2	12	13
Interest cost	69	64	62	6	5	4
Expected return on plan assets	(81)	(94)	(88)	(4)	(5)	(4)
Amortization of unrecognized transition asset	(1)	(2)	(2)	—	—	—
Amortization of unrecognized net loss	5	—	—	—	(1)	—
Special termination benefits	—	27	—	—	—	—
Settlement	—	(7)	—	—	—	—
Curtailment	—	—	—	—	(6)	—

Net periodic pension cost/(credit)	11	4	(12)	4	5	13

Adjustment for change in accounting principle	30			—

        The following table sets out the benefit obligation and plan assets of the UK pension plans in accordance with US GAAP:

	UK schemes as at December 31
	2002	2001	2000
	£m	£m	£m
Change in benefit obligation:
Benefit at prior measurement date	1,131	1,041	975
Adjustment for change in accounting principle	45	—	—

As restated	1,176	1,041	975
Acquired in year	—	—	18
Special Termination Benefits	—	27	—
Settlements	—	(62)	—
Service cost	19	16	16
Interest cost	69	64	62
Plan participants' contribution	5	6	5
Actuarial (gain)/loss	(22)	89	18
Benefits paid	(50)	(50)	(53)

Benefit obligation at current measurement date	1,197	1,131	1,041

Change in plan assets:
Fair value of plan assets at prior measurement date	1,012	1,251	1,112
Adjustment for change in accounting principle	82	—	—

As restated	1,094	1,251	1,112
Acquired in year	—	—	19
Settlements	—	(62)	—
Actual return on plan assets	(92)	(139)	168
Plan participants' contribution	5	6	5
Employer contribution	19	6	—
Benefits paid	(50)	(50)	(53)

Fair value of plan assets at current measurement date	976	1,012	1,251

Reconciliation of Funded Status:
Funded status	(221)	(118)	210
Unrecognized actuarial loss/(gain)	312	235	(90)
Unrecognized transition obligation	(1)	(4)	(9)

Prepaid benefit cost	90	113	111

Amounts recognized in the Statement of Financial Position consist of:
Prepaid benefit cost	—	—	111
Accrued benefit liability	(196)	(99)	—
Accumulated other comprehensive income	286	212	—

Net amount recognized	90	113	111

        During 2002, the Paramount and Dorling Kindersley plans were merged into the Pearson Group Pension Plan.

        As at December 31, 2002 the UK plan had an accumulated benefit obligation in excess of the plan assets. This was primarily as a result of the actual loss on plan assets in recent years. The accumulated benefit obligation represents the actuarial value of the benefits which the employee has accrued at the measurement date assuming that the employee separates immediately. The projected benefit obligation, accumulated benefit obligation and fair value of the plan assets were £1,197m, £1,172m, and £976m, as at December 31, 2002 (£1,131m, £1,111m and £1,012m respectively in 2001). Therefore, under US GAAP the Group is required to recognize in the statement of financial position a liability that is at least equal to the amount of the unfunded accumulated benefit obligation. Since a prepaid pension asset of £90m (£113m in 2001) has been recognized under US GAAP, an additional minimum pension liability of £286m (2001: £212m) has been reflected as a reduction of equity. There is no requirement under UK GAAP to recognize a minimum pension liability in respect of the unfunded accumulated benefit obligation. As at December 31, 2000, none of the UK plans had an accumulated benefit obligation in excess of the plan assets.

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

        The following table sets out the benefit obligation and plan assets of the non-UK pension plans in accordance with US GAAP:

	Non-UK schemes as at December 31
	2002	2001	2000
	£m	£m	£m
Change in benefit obligation:
Benefit at prior measurement date	88	66	59
Adjustment due to change in accounting principle	1	—	—

As restated	89	66	59
Service cost	2	12	13
Interest cost	6	5	4
Plan amendments	1	(3)	—
Curtailment	—	(4)	—
Actuarial loss/(gain)	4	16	(6)
Foreign exchange impact	(7)	1	5
Benefits paid	(5)	(5)	(9)

Benefit obligation at current measurement date	90	88	66

Change in plan assets:
Fair value of plan assets at prior measurement date	52	57	45
Adjustment due to change in accounting principle	3	—	—

As restated	55	57	45
Actual return on plan assets	(6)	(9)	4
Employer contribution	13	8	14
Foreign exchange impact	(5)	1	3
Benefits paid	(5)	(5)	(9)

Fair value of plan assets at current measurement date	52	52	57

Reconciliation of Funded Status:
Funded status	(38)	(36)	(9)
Unrecognized actuarial loss/(gain)	20	7	(20)
Unrecognized transition asset	—	—	—
Unrecognized prior service cost	1	—	(3)

Accrued benefit cost	(17)	(29)	(32)

Amounts recognized in the Statement of Financial Position consist of:
Accrued benefit liability	(36)	(35)	(32)
Intangible asset	1	—	—
Accumulated other comprehensive income	18	6	—

Net amount recognized	(17)	(29)	(32)

        For the three US plans where the accumulated benefit obligations exceeded plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were £90m, £88m and £52m, respectively for the year ended December 31, 2002 (£88m, £88m and £52m respectively for the three schemes in 2001; £6m, £6m and £nil respectively for the two schemes in 2000).

        The Pearson Inc Pension Equity Plan (one of the US defined benefit plans) was suspended as at December 31, 2001 and employees no longer earn additional defined benefits for future services. In accordance with SFAS 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", the Group recognized a curtailment gain of $8.9m (£6.2m) in 2001 reflecting the reduction in the projected benefit obligation as credits and final average compensation under the pension formula were frozen as of December 31, 2001. Under UK GAAP this gain is being spread over the expected remaining service lives of the employees in the scheme as of January 1, 2002.

        Plan assets are held in separately administered trusts and consist principally of listed debt and equity securities. The weighted average assumptions as at the end of the year used to determine the pension cost for the defined benefit plans under US GAAP were:

	2002		2001		2000
	UK	Non-UK	UK	Non-UK	UK	Non-UK
Discount rate	5.70	6.75	6.25	7.25	6.50	8.00
Rate of return on assets	8.00	8.50	8.00	9.00	8.00	9.00
Salary growth	3.75	4.50	4.00	4.50	4.25	4.50
Pension increases	2.25	n/a	2.50	n/a	2.75	n/a

Other post-retirement benefits

        The Group also provides post-retirement health care plans for certain employees. Additional disclosures required under US GAAP are as follows:

	US post-retirement medical plans
	2002	2001	2000
	£m	£m	£m
Net periodic benefit cost:
Service cost	1	1	1
Interest cost	4	4	3

Net periodic benefit cost	5	5	4

Change in benefit obligation:
Benefit obligation at beginning of year	63	54	50
Adjustment due to change in measurement date	—	—	—

As restated	63	54	50
Service cost	1	1	1
Interest cost	4	4	4
Actuarial loss	4	8	—
Benefits paid	(3)	(5)	(5)
Foreign exchange impact	(6)	1	4

Benefit obligation at current measurement date	63	63	54

Change in plan assets:
Employer contribution	3	5	5
Benefits paid	(3)	(5)	(5)

Fair value at current measurement date	—	—	—

Reconciliation of Funded Status:
Funded status	(63)	(63)	(54)
Unrecognized net actuarial loss	13	9	1
Unrecognized prior service cost	—	(1)	(1)
Amounts contributed to plan during fourth quarter	—	1	1

Accrued benefit cost	(50)	(54)	(53)

Amount recognized in statement of financial position consist of:
Accrued benefit liability	(50)	(54)	(53)
Net amount recognized	(50)	(54)	(53)

The weighted average assumptions used to determine the post-retirement benefit costs under US GAAP were:
	%	%	%
Discount rate	6.75	7.25	8.00

        For measurement purposes, a 12.0% annual rate of increase in the per capita cost of covered medical benefits was assumed for 2003 (10% for 2002; 7% for 2001). The rate was assumed to decrease approximately 2.0% annually to 5.0% in 2007 and remain at that level thereafter.

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the results:

	1 percentage point increase	1 percentage point decrease
	£m	£m
Effect on post-retirement service cost and interest cost in 2002	—	—
Effect on post-retirement benefit obligation at December 31, 2002	5	(4)

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

        Under US GAAP, deferred taxation is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and taxation basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred taxation assets will not be realized. The reconciling items in 2002, 2001 and 2000 reflect the impact of recording the full provision and deferred tax assets, net of valuation allowance.

        The following table analyzes (loss)/profit before taxation on a UK GAAP basis:

	2002	2001	2000
	£m	£m	£m
United Kingdom	(39)	(140)	125
Overseas	14	(296)	144

Total (loss)/profit before taxation	(25)	(436)	269

        Classification of the Group's deferred tax (liabilities) and assets under US GAAP is as follows:

	2002
Deferred tax analysis	Current assets	Current liabilities	Non-current assets	Non-current liabilities
	£m	£m	£m	£m
Fixed asset and investment related	—	—	8	(35)
Receivable related	95	—	—	—
Inventory related	22	—	6	—
Pension provisions	—	—	36	—
Derivatives	—	—	—	(20)
Other provisions and accruals	55	—	—	(57)
Undistributed earnings	—	(16)	—	—
Interest	34	—	—	—
Intangibles/goodwill	—	—	—	(203)
Associates	—	—	19	(9)
Tax losses	—	—	322	—
Other	1	(15)	49	(99)

	207	(31)	440	(423)
Valuation allowance	—	—	(171)	—

	207	(31)	269	(423)

	2001
Deferred tax analysis	Current assets	Current liabilities	Non-current assets	Non-current liabilities
	£m	£m	£m	£m
Fixed asset and investment related	—	—	10	(27)
Receivable related	69	—	—	—
Inventory related	46	—	—	—
Pension provisions	—	—	37	(4)
Derivatives	—	—	45	—
Other provisions and accruals	47	—	—	—
Undistributed earnings	—	(15)	—	—
Interest	3	—	—	—
Intangibles/goodwill	—	—	—	(233)
Associates	—	—	5	(3)
Tax losses	—	—	269	—
Other	29	(23)	41	(86)

	194	(38)	407	(353)
Valuation allowance	—	—	(56)	—

	194	(38)	351	(353)

	2000
Deferred tax analysis	Current assets	Current liabilities	Non-current assets	Non-current liabilities
	£m	£m	£m	£m
Fixed asset and investment related	—	—	10	(13)
Receivable related	117	—	—	—
Inventory related	56	—	—	—
Pension provisions	—	—	32	(4)
Derivatives	—	—	26	—
Other provisions and accruals	62	—	—	—
Undistributed earnings	—	(19)	—	—
Interest	36	—	—	—
Intangibles/goodwill	—	—	—	(249)
Associates	—	—	5	(123)
Tax losses	—	—	185	—
Other	13	(7)	29	(79)

	284	(26)	287	(468)
Valuation allowance	—	—	(56)	—

	284	(26)	231	(468)

        The movements in the valuation allowance are set out below:

Valuation allowance	2002	2001	2000
	£m	£m	£m
At January 1	(56)	(56)	(83)
Acquired	(108)	(2)	(6)
Disposed	—	—	27
Change in estimate	—	7	10
Current year loss	(9)	(5)	—
Exchange	2	—	(4)

At December 31	(171)	(56)	(56)

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

(vi)  Leases

        UK GAAP defines a finance (capital) lease as one that transfers substantially all risks and rewards of ownership of an asset to the lessee. US GAAP sets out certain defined criteria, and if any one of the criteria are met, the lease must be treated as a capital lease. Accordingly, the Group has certain leases for which the classification is operating under UK GAAP and finance under US GAAP. Adjustments also arise due to the timing of recognition of lease related costs being different under UK and US GAAP.

(vii) Options

        Under UK GAAP, the Group does not recognize compensation costs under share option schemes that have not been approved by the Inland Revenue unless the exercise price is at a discount to the open market value at date of grant.

        Under US GAAP, the compensation expense associated with all stock-based awards described below is recognized in accordance with SFAS 123, "Accounting For Stock-Based Compensation". Under SFAS 123, compensation expense is determined based upon the fair value at the grant date for awards, and has been estimated using the Black Scholes model. Such compensation cost is recognized over the service life of the awards, normally the equivalent to the vesting period of such awards. Under US GAAP, the total compensation charge for stock-based compensation schemes was £53m in 2002, £42m in 2001 and £45m in 2000.

        Under UK GAAP, UITF 25, "National Insurance Contributions on share option gains", requires that a provision be made for the employer's share of the National Insurance Contributions ("NIC") on outstanding share options that are expected to be exercised. A NIC liability exists only for schemes which are not approved by the Inland Revenue and the related provision is estimated on the basis of the market value of the underlying shares at each balance sheet date. Under US GAAP, EITF 00-16, Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation, requires that the NIC liability on employee stock compensation be recognized on the date of the event triggering the measurement and payment of tax, which is deemed to be the exercise date. Therefore, an adjustment of approximately £1m (2001: £1m and 2000: £nil) has been reflected in the reconciliation to reverse the NIC accrual recorded in respect of stock options outstanding as at December 31, 2002.

        Under UK GAAP, compensation cost is charged to the income statement with the offsetting amount recorded as either a reduction of the own shares held as an asset on the balance sheet or a liability that is transferred to shareholders' funds upon exercise or expiration of the option. Under US GAAP, compensation cost is charged to the income statement with the offsetting amount recorded directly to shareholders' funds. Accordingly, as part of the reconciliation from UK to US GAAP, the amount credited to a liability account under UK GAAP has been transferred to shareholders' funds.

        The Group maintains savings related share option schemes, a bonus matching share option scheme, a profit sharing award scheme and further share award schemes for selected employees, which are described below.

Annual bonus share matching plan

        The share matching plan permits senior management, (the executive directors and the heads of the three operating divisions) as well as other senior executives in the Group, to take up to 50% of any after tax annual bonus in the form of ordinary shares. These shares will be matched by the Group on a before-tax basis at a rate of one matching share for every two shares held for three consecutive years, with an additional one share for every two shares held for a total of five consecutive years. Matching is conditional upon the recipient remaining employed by the Group at the time of grant and upon real average growth in Pearson's adjusted earnings per share of at least 3% per year during the relevant period.

Long-term Incentive Plan

        Pearson shareholders approved new long-term incentive arrangements at the annual general meeting on April 27, 2001. These arrangements have been designed to enable us to continue to recruit and retain capable and experienced executives worldwide and to ensure that their performance-related rewards are competitive in the markets in which we operate. As a result, we will be able to provide more focused reward opportunities for a wider group of executives and to have greater flexibility in designing individual remuneration packages. No stock option to subscribe for shares shall be granted to the extent that the result of that grant would exceed 10 per cent of the ordinary share capital of the company for the time being in issue, or when added to the number of shares that could be issued on the exercise of stock options granted during the same calendar year, would exceed 1.5 per cent of the ordinary share capital of the company for the time being in issue.

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

Reward Plan

        Awards under this plan were made in 1999 and 2000 with an exercise price equal to or above the market value of the shares at the grant date. The plan has two elements:

  •
  premium-priced options ("PPOs") which vest over a period of three to seven years depending on Pearson's share price remaining above certain thresholds for specified periods of time, and conditional upon Pearson's adjusted EPS increasing by 3% per annum over the 3 year period prior to exercise. No PPO to subscribe for shares shall be granted which would result in the total number of shares issued on exercise of those options (together with any other options granted at the same time) exceeding 10% of Pearson's issued ordinary share capital.

  •
  our ordinary shares in the form of equity incentives, for the 1999 award linked to the three-year cumulative growth in our free cash flow.

        No new awards have been or will be made under this plan and the chairman of the board of directors is not eligible to participate.

Incentive Share Plan

        Pearson's Incentive Share Plan was introduced in 1993 to reward Senior Management based on the performance of the Group over the medium to longer term as measured by total shareholder return relative to the average of the FT-SE 100 total return index. The final outstanding award vested in April 2002. No new awards have been or will be made under this plan.

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

Employee Stock Purchase Plan

        In September 2000, the Group established an Employee Stock Purchase Plan, the terms of which allow for substantially all employees in the United States to participate in the purchase of designated shares of Pearson's common stock at a price equal to the lower of 85% of the closing price at the beginning or end of such annual stock purchase period. The price at the beginning of the first annual stock purchase period was $9.66 (£6.00—at the rate of £1.00 = $1.61, the noon buying rate on December 31, 2002) per share.

        Activity with respect to Pearson's share option schemes is as follows:

	2002		2001		2000
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
	('000)	£	('000)	£	('000)	£
Executive share options plans
Outstanding at January 1	36,529	15.04	23,708	16.96	12,692	10.72
Granted	—	—	15,804	12.00	12,124	23.34
Exercised	(141)	11.58	(1,022)	8.98	(2,396)	7.28
Surrendered or expired	(4,092)	15.23	(1,961)	16.76	(861)	16.19
Rights issue adjustment(1)	—	—	—	—	2,149	—

Outstanding at December 31	32,296	15.42	36,529	15.04	23,708	16.96

Exercisable at December 31, including Employee Stock Purchase Plan	6,257	9.44	4,515	8.20	2,829	6.25
Save for Share Plans
Outstanding at January 1	3,067	8.09	3,845	8.66	3,966	7.7
Granted	1,557	6.96	1,248	9.59	686	15.52
Exercised	(215)	5.31	(1,030)	7.20	(889)	5.91
Surrendered or expired	(1,097)	9.47	(996)	10.56	(392)	8.57
Rights issue adjustment(1)	—	—	—	—	474	—

Outstanding at December 31	3,312	8.09	3,067	8.98	3,845	8.66

Exercisable at December 31	467	8.27	115	6.03	36	5.32

Notes:

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

(2)
Prior year figures have been adjusted to include options under all the plans listed above.

        Share options outstanding and exercisable at December 31, 2002 are as follows:

	Share options outstanding			Share options exercisable
	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
	('000)		£	('000)	£
Range of exercise prices (in £)
0–6	841	2	5.41	750	5.44
6–9	8,236	2	7.73	1,267	6.91
9–12	5,340	5	10.04	4,171	10.24
12–15	9,752	2	14.18	536	13.71
15–18	1,334	5	16.48	—	—
18–21	1,250	6	19.42	—	—
21–25	7,887	7	22.37	—	—
25–30	487	2	27.63	—	—
30–35	482	4	32.24	—	—

        Share options outstanding and exercisable at December 31, 2001 were as follows:

	Share options outstanding			Share options exercisable
	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
	('000)		£	('000)	£
Range of exercise prices (in £)
0–3	2	1	2.93	2	2.93
3–6	1,110	2	5.24	766	5.35
6–9	7,147	3	7.89	1,375	6.90
9–12	7,723	6	10.01	2,487	9.71
12–15	10,553	3	14.18	—	—
15–18	1,611	6	16.48	—	—
18–21	1,790	7	19.36	—	—
21–25	8,596	8	22.37	—	—
25–30	532	3	27.63	—	—
30–35	531	5	32.24	—	—

        Share options outstanding and exercisable at December 31, 2000 were as follows:

	Share options outstanding			Share options exercisable
Range of exercise prices (in £)	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
	('000)		£	('000)	£
0–3	2	2	2.93	2	2.93
3–6	1,721	3	5.18	962	5.29
6–9	2,997	5	6.98	1,894	6.72
9–12	7,343	7	10.13	7	9.43
12–15	683	4	14.26	N/A	N/A
15–18	420	10	16.55	N/A	N/A
18–21	972	8	19.23	N/A	N/A
21–25	6,366	9	22.33	N/A	N/A

        The following range of assumptions were used in determining the fair value of options issued under Pearson option schemes for the periods ended 31 December:

	2002	2001	2000
Risk free interest rate	5.19%	4.71%–5.39%	5.15%–6.13%
Expected life (in years)	4.05	1–7	1–7
Volatility	49.18%	41.12%–54.88%	31.90%–47.30%
Expected dividend yield	2.61%	0%–2.12%	1.35%–1.64%

        The weighted average fair values of options granted in 2002, 2001 and 2000 were as follows:

	2002	2001	2000
	£	£	£
Market price grants	—	4.29	23.93
Below market price grants	3.60	7.04	15.52
Above market price grants	—	—	5.49

        The weighted average exercise price for options granted in 2002 was £6.96 per share for below market price grants. No other options were granted.

        Shares granted under restricted share schemes are as follows:

Number Granted	Granted 2002	Weighted average fair value	Granted 2001	Weighted average fair value	Granted 2000	Weighted average fair value
	('000)	£	('000)	£	('000)	£
Reward plan	—	—	—	—	368	19.29
Annual Bonus Share Matching Plan	50	9.03	155	14.91	134	18.34
Special Share Plan	—	—	—	—	332	16.17
Long Term Incentive Plan	3,194	5.67	783	14.05	—	—

Subsidiary Share Option Plans

(a)   Employee stock purchase plan (IDC)

        In 2002, IDC adopted an employee stock purchase plan for all eligible employees. Under the plan, shares of IDC's common stock may be purchased at six-month intervals at 85% of the lower of the fair market value on the first or the last day of each six-month period. During 2002, employees purchased approximately 50 shares at a price of $12.04 per share. At December 31, 2002, 1,950 shares were reserved for future issuance. Under US GAAP, Pearson has accounted for shares issued under this employee stock purchase plan in accordance with the fair value provisions of SFAS 123 using the following weighted average assumptions:

2002
Risk free interest rate	1.78%
Expected life (in years)	0.47
Volatility	39%
Expected dividend yield	0%

(b)   Long-term incentive plan (IDC)

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

	2002	2001	2000
Risk free interest rate	3.87%	4.25%	6.00%
Expected life (in years)	4.00	4.00	4.06
Volatility	77%	90%	109%
Expected dividend yield	0%	0%	0%

        Activity with respect to the 2000 Plan is as follows:

	2002			2001			2000
	Shares	Weighted average exercise price		Shares	Weighted average exercise price		Shares	Weighted average exercise price
	('000)	$	£	('000)	$	£	('000)	$	£
Outstanding at January 1, 2002 and 2001 and February 28, 2000(1)	7,689	7.82	4.86	3,666	5.91	4.08	3,010	5.32	3.55
Granted	2,610	16.15	10.03	5,273	8.73	6.02	950	4.46	2.97
Exercised	(1,404)	6.99	4.34	(1,043)	5.84	4.03	(192)	2.12	1.41
Cancelled	(276)	9.88	6.14	(207)	7.51	5.18	(102)	5.64	3.76

Outstanding at December 31	8,619	10.43	6.47	7,689	7.82	5.36	3,666	5.91	3.94

Note:

(1)
Date of acquisition of 60% interest in IDC by Pearson.

        The convenience translation of US dollars to sterling for 2002 has been made at the rate of £1.00 = $1.61 (£1.00 = $1.45 for 2001; £1.00 = $1.50 for 2000).

        The following table summarizes information about share options outstanding and exercisable at December 31, 2002.

			Outstanding			Exercisable
	Options	Weighted average remaining contractual life	Weighted average exercise price		Options	Weighted average exercise price
	('000)	Years	$	£	('000)	$	£
Range of option exercise prices:
$2.44 to $3.31 (£1.52 to £2.06)	248	1.20	2.71	1.69	211	2.63	1.63
$3.81 to $5.54 (£2.37 to £3.44)	716	6.40	4.69	2.91	527	4.75	2.95
$5.75 to $8.63 (£3.57 to £5.36)	546	4.60	7.50	4.66	546	7.50	4.66
$8.63 to $12.50 (£5.36 to £7.76)	4,497	8.40	8.81	5.47	2,024	8.81	5.47
$12.99 to $18.50 (£8.07 to £11.49)	2,612	9.40	16.13	10.02	89	16.85	10.47

	8,619				3,397

        The following table summarizes information about share options outstanding and exercisable at December 31, 2001.

			Outstanding			Exercisable
	Options	Weighted average remaining contractual life	Weighted average exercise price		Options	Weighted average exercise price
	('000)	Years	$	£	('000)	$	£
Range of option exercise prices:
$1.22 to $2.88 (£0.84 to £1.99)	153	1.32	2.45	1.69	150	2.44	1.68
$3.00 to $5.31 (£2.07 to £3.66)	1,334	6.12	4.56	3.14	868	4.69	3.23
$5.54 to $9.34 (£3.82 to £6.44)	6,127	8.55	8.58	5.91	1,317	7.93	5.47
$10.25 to $18.50 (£7.07 to £12.76)	75	7.29	14.23	9.81	43	14.66	10.11

	7,689				2,378

        The following table summarizes information about share options outstanding and exercisable at December 31, 2000.

			Outstanding			Exercisable
	Options	Weighted average remaining contractual life	Weighted average exercise price		Options	Weighted average exercise price
	('000)	Years	$	£	('000)	$	£
Range of option exercise prices:
$1.22 to $2.88 (£0.81 to £1.92)	306	2.22	2.44	1.63	300	2.44	1.63
$3.00 to $5.31 (£2.00 to £3.54)	1,656	6.88	4.63	3.09	761	4.85	3.23
$5.54 to $9.34 (£3.69 to £6.23)	1,641	4.76	7.47	4.98	1,375	7.43	4.95
$10.25 to $18.50 (£6.83 to £12.33)	63	8.36	15.65	10.43	18	16.38	10.92

	3,666				2,454

        The weighted average fair value per share of options granted was $9.52 (£5.91), $5.93 (£4.09) and $4.80 (£3.31) for the years ended December 31, 2002, 2001 and 2000 respectively.

(c)   Recoletos Executive Share Option Plan

        In September 2000, the Recoletos shareholders approved the implementation of a stock option plan for Recoletos executives. A maximum of 1,307,137 shares can be granted under the plan and the granting schedule takes place over three stages. In April 2001, Recoletos executed the first stage, granting 261,427 options at an exercise price of E11.40 to 42 beneficiaries. These options vest three years after date of grant. In December 2001, Recoletos executed the second stage, granting 915,000 options at an exercise price of E4.06 to 43 beneficiaries. These options may also be exercised on the third anniversary of the grant date. In December 2002, Recoletos executed the third phase, granting 153,528 options at an exercise price of E4.16 to 15 beneficiaries. This figure takes into account the availability of a certain number of options that had initially been granted in the first two phases but whose beneficiaries subsequently left the company. These options may also be exercised on the third anniversary of the grant date.

        The total number of forfeitures in the year amounted to 39,818 and the number exercised was nil, so the number outstanding at December 2002 was 1,290,137. The number of options exercisable at that date was nil.

        Under US GAAP, the Group has accounted for awards under the Recoletos Executive Share Option Plan in accordance with the fair value provisions of SFAS 123 using the following weighted average assumptions:

	2002	2001
Risk free interest rate	4.13%	4.86%
Expected life (in years)	3.00	3.00
Volatility	40.35%	43.5%
Expected dividend yield	0.00%	0.00%

        The weighted average fair values of options granted in 2002 and 2001 are as follows:

	2002	2001
	£	£
Market price grants	—	—
Below market price grants	0.95	1.26
Above market price grants	—	0.77

        The weighted average exercise price of options granted in 2002 was £2.72 for the below market price grant.

        The convenience translation of euro to sterling has been made at the rate of £1.00 = E1.53, the noon buying rate on December 31, 2002.

(viii) Derivatives

        The additional US GAAP derivative and financial instrument disclosures are presented below. This information should be read in conjunction with Note 19.

        Under UK GAAP, the Group's derivatives are recorded as hedging instruments. Amounts payable or receivable in respect of interest rate swaps are accrued with net interest payable over the period of the contract. Unrealized gains and losses on currency swaps and forward currency contracts are deferred and recognized when paid.

        On January 1, 2001 the Group adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133." In accordance with these statements, the Group is required to record all derivative instruments on the balance sheet at fair value. Derivatives not classified as hedges are adjusted to fair value through earnings. Changes in fair value of the derivatives that the Group has designated and that qualify as effective hedges are recorded in either other comprehensive income or earnings. Any ineffective portion of derivatives that are classified as hedges is immediately recognized in earnings. This change in accounting principle did not have a material impact on the Group's financial position, results of operations or cash flows.

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

Interest rate swaps, caps and collars	Maturity	2002	2001	2000
		£m	£m	£m
US dollar
Pay variable/receive fixed	2005/2011	463	510	168
Av fixed rate		7.08%
Av variable rate		2.16%
Pay fixed/receive variable	2005/2007	404	955	1,000
Av fixed rate		5.43%
Av variable rate		1.58%
Forward start pay fixed/receive variable	2005/2006	93	151	181
Av fixed rate		5.72%
Av variable rate		2.41%
Sterling
Pay variable/receive fixed	2003/2008	120	120	120
Av fixed rate		7.08%
Av variable rate		3.49%
Pay fixed/receive variable		—	30	60
Av fixed rate
Av variable rate
Forward start pay variable/receive fixed		—	100	100
Av fixed rate
Av variable rate
Euro
Pay variable/receive fixed	2003/2007	740	414	314
Av fixed rate		5.46%
Av variable rate		4.83%
Pay fixed/receive variable	2005	39	37	38
Av fixed rate		5.35%
Av variable rate		2.94%
Forward start pay fixed/receive variable	2005/2007	104	74	75
Av fixed rate		5.14%
Av variable rate		3.35%

	Maturity	2002	2001	2000
		£m	£m	£m
Currency and interest rate swaps
Pay US dollar variable/receive sterling fixed at $1.65	2014
At inception of contract		50	150	315
At balance sheet date		51	169	344
Av fixed rate		1.83%
Av variable rate		7.00%
Pay US dollar fixed/receive sterling fixed at $1.59	2004/2008
At inception of contract		225	225	60
At balance sheet date		222	245	62
Av fixed pay rate		6.15%
Av fixed receive rate		8.89%
Pay sterling variable/receive Euro variable at £0.64	2003/2007
At inception of contract		389	55	—
At balance sheet date		389	55	—
Av variable pay rate		4.67%
Av variable receive rate		5.60%
Pay US dollar variable/receive Euro fixed at $1.04	2004
At inception of contract		100	441	441
At balance sheet date		97	494	484
Av variable pay rate		2.45%
Av variable receive rate		4.63%
Pay US dollar variable/receive sterling variable at $1.60	2007
At inception of contract		352	—	—
At balance sheet date		350	—	—
Av variable pay rate		2.43%
Av variable receive rate		4.67%
Forward foreign exchange contracts		159	150	57

        The above financial instruments represent instruments which did not qualify for hedge accounting under US GAAP during 2002. The Group did not meet the designation requirements and hedge effectiveness tests which are not a requirement to obtain hedge accounting under UK GAAP. In line with the Group's treasury policy, these are not trading instruments and are transacted solely to match underlying financial exposures. It is anticipated that the criteria to qualify for hedge accounting under US GAAP on certain specified financial instruments will be met for 2003.

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

        The Group's policy concerning the proportion of fixed rate debt in its debt portfolio is that between 50% and 65% of current core debt (i.e. year end total borrowings net of year end cash and liquid funds) should be hedged for the next two years, and that between 40% and 60% should be hedged from two years to a date four years from the present. Within these target ranges the proportion that is hedged is triggered by a formula based on historical interest rate frequencies. Taking into account the effect of all derivative contracts, the proportion of net borrowings that were hedged at the end of 2002 was £753m (£1,397m in 2001), representing 56% of the year end financial liability portfolio, at an average fixed rate of 6.1%. This compares to 59% in 2001 and 54% in 2000 calculated on the same basis.

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

        Financial instruments with off-balance sheet credit risk consist of interest rate swaps. The maximum accounting loss the Group would incur if counterparties failed completely to perform according to the contract terms would be £99m (£19m in 2001; £24m in 2000), £17m of which is accrued interest receivable (2001: £9m; 2000: 9m). In 2002, for certain longer dated higher value derivative contracts the Group entered into mark-to-market agreements whose effect is to reduce significantly the counterparty risk of the relevant transactions by the posting of collateral between parties on a quarterly annual basis.

        In the Group's opinion there is no significant concentration of credit risk with any individual counterparty or groups of counterparties. The greatest accounting loss if a single party failed completely to perform according to the contract terms would be £27m (£10m in 2001; £15m in 2000), which relates to an AA rated financial institution.

        The following table provides a comparison by category of the carrying values under UK GAAP and the fair values of the Group's financial assets and liabilities.

	2002 Book value	2002 Fair value	2001 Book value	2001 Fair value	2000 Book value	2000 Fair value
	£m	£m	£m	£m	£m	£m
Primary financial instruments
Other financial assets	34	34	44	44	31	31
Other financial liabilities	(64)	(64)	(63)	(63)	(61)	(61)
Cash	417	417	300	300	425	425
Short term deposits	158	158	93	93	91	91
Short term borrowings	(249)	(253)	(165)	(165)	(112)	(112)
Medium and long term borrowings	(1,734)	(1,877)	(2,607)	(2,527)	(2,705)	(2,683)

	(1,438)	(1,585)	(2,398)	(2,318)	(2,331)	(2,309)
Derivative instruments
Pay fixed interest rate swaps	—	(48)	—	(54)	—	(12)
Pay variable interest rate swaps	—	74	—	24	—	8
Currency swaps	—	32	—	16	—	20
Foreign exchange contracts	—	4	—	(1)	—	2

Total	(1,438)	(1,523)	(2,398)	(2,333)	(2,331)	(2,291)

        The fair values of receivables and payables are not materially different from their book values due to their short term nature. All derivative instruments are held at fair value as at 31 December 2002. For a discussion of the basis for estimating the fair value for each category of financial instruments refer to Note 20.

(ix)  Capitalised Costs

        The group has capitalized certain amounts under UK GAAP for computer hardware, purchased software, software licences and consulting services. Under US GAAP, certain of these costs cannot be capitalized and must be expensed as incurred. The resulting adjustment takes into consideration the treatment of these costs, as well as any depreciation taken in subsequent periods.

(x)   Restructuring Costs

        Certain restructuring costs recorded in prior periods under UK GAAP did not meet the criteria specified under US GAAP to be recorded as a liability in those periods. Under US GAAP these costs have been recorded in the period in which the obligation exists.

        In 2002, the group continued, as planned, to reduce its underlying costs and create new revenue opportunities by integrating the acquisitions made in the previous year (Dorling Kindersley, Forum and NCS) within its established business operations. It also accelerated the process of integrating its recently formed internet enterprises (particularly Family Education Network and FT.com) within its core education and business information operations. At the same time, it moved quickly to reduce the cost base of its advertising, corporate training and technology related operations, which, as expected, were the businesses, most affected by the economic downturn. These moves did result in a reduction in the number of staff employed in these particular operations (although other group operations recruited new staff as their businesses continued to grow). Wherever possible, severance was on a voluntary basis. In each case, the group did all it reasonably could to help employees find new jobs either inside or outside the company.

        The total restructuring charge in 2002 was £36m (£101m in 2001), with £41m remaining as a short term liability as at December 31, 2002, and relates primarily to staff severance and lease exit costs. These costs have been accounted for in accordance with Emerging Issues Task Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" and Staff Accounting Bulletin ("SAB") 100, "Restructuring and Impairment Charges". Compulsory severance costs are accrued after a plan has been approved and the required communications have been made. All other costs are incremental and relate to existing contractual obligations that do not have any future economic benefit (e.g. vacant lease provisions).

        The costs incurred are summarized below:

	Redundancies	Facility exit costs	Other
	£m	£m	£m
Accrued at December 31, 2001	22	34	14
2002 expense	21	9	6
Utilisation	(29)	(19)	(14)
Other adjustments	(1)	(2)	—

Accrued at December 31, 2002	13	22	6

Total number of employees to be terminated	1,708
Number of employees terminated in 2002	1,121
Number of employees remaining to be terminated	587

(xi)  Acquisition adjustments

        Acquisition adjustments principally relate to restructuring provisions recognized under US GAAP in purchase accounting as an increase in goodwill under EITF 95-3 "Recognition of Liabilities in Purchase Accounting". These principally relate to DK in 2001 and 2000. Under UK GAAP, these costs were treated as period costs and were recorded as exceptional items in the profit and loss account.

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

        During 2001, Pearson incurred integration costs of approximately £11m which were taken as adjustments to the purchase price. These costs were incurred in the course of integrating DK and NCS into the Penguin and Pearson Education businesses respectively.

        The costs incurred are summarized below:

	Redundancies	Facility exit costs	Other
	£m	£m	£m
Accrued at December 31, 2001	1	3	7
2002 accruals	—	—	—
Utilisation	—	(2)	(4)
Other adjustments	—	—	—

Accrued at December 31, 2002	1	1	3

Total number of employees to be terminated	404
Number of employees terminated in 2002	382
Number of employees remaining to be terminated	22

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

        The following table provides details, under US GAAP, of associates as at December 31, 2002.

	Market value	Net assets	Goodwill	Carrying value
	£m	£m	£m	£m
Economist Newspaper Ltd(1)	—	—	5	5
MarketWatch.com Inc.	18	7	—	7

Note:

(1)
The Economist is not publicly traded and does not have a readily determinable market value.

        As of December 31, 2002, the Group held a 34% interest in MarketWatch.com Inc ("MW.com"), a publicly traded financial media company providing web-based comprehensive, real-time business news, financial programming and analytical tools, as well as licensing content and tools in custom designed format for brokerages and other online businesses. This investment is accounted for under the equity method of accounting. Under US GAAP, in accordance with Accounting Principles Board Opinion ("APB") No. 18, "The Equity Method of Accounting for Investments in Common Stock", the Group periodically reviews its equity method investments for impairment. These reviews are performed to determine whether declines in market values of investments below their carrying values are deemed to be other than temporary. Factors considered in making this evaluation include near-term prospects of the investee, the length of time the stock value has been depressed, and the financial condition of the industry. During 2001, the Group recorded a £36m pre-tax write-down of MW.com related to the market value declines of that company's stock as this decline was deemed to be "other than temporary"

as defined in SFAS 121 "Accounting for the Impairment of Long-lived Assets". No write-down was recorded under UK GAAP, as the Group did not deem the decline in value to be permanent.

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

MarketWatch.com Inc

        Summary financial information for MW.com, as of and for the years ended December 31, 2002 and 2001 is presented in the table below. The amounts shown represent the audited consolidated MW.com operating results and financial position based on publicly available information and have been translated using a convenience rate of £1.00 = $1.61 (2001: £1.00 = $1.45).

	2002	2001
	£m	£m
Current assets	31	31
Non-current assets	18	21
Current liabilities	(5)	(6)
Net revenues	28	32
Gross profit	18	19
Loss from operations	(6)	(53)
Net loss	(6)	(53)

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

        At December 31, 2002 and 2001 all securities covered by SFAS 115 were designated by management as available for sale. One such security was sold in 2001 at its carrying value.

        The Group periodically evaluates the business prospects and financial position of those companies whose securities it holds. The Group pays special attention to those securities whose market values have declined materially for reasons other than changes in interest rates or general market conditions. Where such an evaluation does not support a realizable value equal to or greater than the carrying value of the investment, and such a decline in market value is determined to be other than temporary, the carrying amount is reduced to its estimated net realizable value. The amount of the reduction is reported as a realized loss in the period in which it is determined. No significant impairments reflecting declines which are other than temporary were identified in 2002. Following such a review during 2001, the Group concluded that other than temporary declines of £55m had occurred and reflected this as a non operating item under UK GAAP as amounts written off investments. This realized loss has been reflected as an operating loss under US GAAP.

(xv) Interest in shares of Pearson plc

        Under UK GAAP, shares in Pearson plc held by the employee share ownership trusts are recorded in the balance sheet within fixed asset investments. These shares are recorded at cost including expenses. Under US GAAP, shares in Pearson plc held by the employee share ownership trusts are recorded at cost as a direct reduction to shareholders funds.

        Under UK GAAP, the carrying value of shares in Pearson plc was written down by £37m in 2001 to reflect the market value of the shares on December 31, 2001 due to the decline in the market value of these shares since the date of purchase. Under US GAAP, this impairment charge was reversed.

(xvi)  Minority interests

        Minority interests represent the minority share of US GAAP adjustments.

(xvii)  Extraordinary charge

        The extraordinary charge in 2000 represents the amortization of an arrangement fee in respect of a borrowing facility, which has been accelerated due to the early redemption of the facility.

(xviii)  Presentation of earnings per equity share

        Under US GAAP an entity that reports a discontinued operation, an extraordinary item or cumulative effect of an accounting change must present basic and diluted EPS for those line items. Accordingly, the Group has presented EPS for income from continuing operations, discontinued operations, extraordinary charge, cumulative effect of an accounting change and net income.

        In 2001 the Group recorded a loss for the financial year under US GAAP. Consequently the effect of share options is anti-dilutive and has been excluded from the calculation of diluted loss per share.

(xix)  Other disclosures required by US GAAP

Presentation in the Financial Statements

        Under UK GAAP, operating profit may be shown before specific costs that under US GAAP would be included within operating profit. Additionally, the presentation of earnings per share is not limited to basic and diluted earnings per share on the net profit or loss for the period attributable to ordinary shareholders. Presentation of operating profit before certain costs and additional earnings per share data is allowable when management believe that it provides useful information to an investor and presents a true and fair view of the Group's results. Under US GAAP, costs such as goodwill amortization and other items would be included within operating profit. Earnings per share may only be presented on a basic and diluted basis for profit or loss from continuing operations, discontinued operations, extraordinary items, cumulative effect of an accounting change, and net profit or loss for the period. A reconciliation of non-GAAP business performance measures to the nearest comparable GAAP measure has been included in the introduction to this report.

        Under UK GAAP, charges to reflect the impairment of fixed assets and strategic investments together with gains and losses on the sale of fixed assets and subsidiaries are reflected as non-operating items. Such items are typically reflected as part of operating income under US GAAP.

Comprehensive income

        SFAS 130 "Reporting Comprehensive Income" requires prominent presentation of a primary statement showing total recognized gains and losses (total comprehensive income). The total gains and losses recognized in the period attributable to shareholders' comprises net income plus gains and losses recognized directly in equity, such as movements in foreign currency translation differences. The Group has opted to display comprehensive income in accordance with UK GAAP. Total gains and losses are presented in the UK GAAP primary statement under "Statement of total recognized gains and losses". The movements in shareholders' funds between the beginning of the year and the end of the year are presented in the UK GAAP primary statement "Reconciliation of movements in equity shareholders' funds". 2001 and 2000 have been restated to reflect the adoption of FRS19. The components of equity shareholders' funds on a UK GAAP basis are shown in the following disclosure.

	2002	2001	2000
	£m	£m	£m
Called up share capital	200	200	199
Share premium account	2,465	2,459	2,440
Revaluation reserve	—	—	—
Other reserves	—	—	—
Retained earnings	828	772	1,267
Cumulative currency translation difference	(155)	157	138

Equity shareholders' funds at end of the year	3,338	3,588	4,044
Prior year adjustment to retained earnings—FRS 19	—	209	240

Equity shareholders' funds at end of the year (as restated)	3,338	3,797	4,284

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

        A summary of the Group's operating, investing and financing activities, classified in accordance with US GAAP, are as follows:

	2002	2001	2000
	£m	£m	£m
Net cash provided by operating activities	334	263	108
Net cash provided by/(used in) investing activities	689	(145)	(2,063)
Net cash (used in)/provided by financing activities	(819)	(182)	2,078
Foreign exchange differences	(14)	(10)	13

Net increase/(decrease) in cash and cash equivalents	190	(74)	136
Cash and cash equivalents under US GAAP at the beginning of the year	381	455	319

Cash and cash equivalents under US GAAP at the end of the year	571	381	455

Segments

        Pearson has determined that its reportable segments are those that are based on the Group's method of internal reporting, which disaggregates its business by product category. The Group's segments are strategic business units that offer different products and services.

        The Group's business units and reportable segments are as follows:

  •
  Pearson Education—publisher of educational materials, including textbooks and teaching materials, as well as electronic educational programs.

  •
  FT Group—publisher of daily business newspapers and provider of online business information.

  •
  The Penguin Group—publisher of English language fiction and non-fiction books for adults and children.

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

	Fixed Asset Additions
			Depreciation
Business Sectors
	2002	2001	2002	2001
	£m	£m	£m	£m
Pearson Education	83	103	72	76
FT Group	33	38	37	34
The Penguin Group	10	30	13	15

Continuing operations	126	171	122	125
Discontinued operations	—	—	—	—

	126	171	122	125

	Revenue
	2002	2001	2000
	£m	£m	£m
United States of America	3,017	2,842	2,304
Canada	122	133	144

Total North America continuing operations	3,139	2,975	2,448

Discontinued operations

        Following the sale of Pearson's investment in RTL on January 30, 2002, the results of the Group's television operations have been classified as discontinued for each of the three years ended December 31, 2002.

        In 2000, discontinued operations also relate to the withdrawal of the Group from the banking business following its disposal of its investment in Lazard on March 3, 2000. For the year ended December 31, 2000 income from operations on an UK GAAP basis for Lazard was £8m. A gain of £231m, on a UK GAAP basis, on the disposal of Lazard was recognized in 2000.

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

	Year ended December 31, 2000
	(unaudited)
Sales (£m)	4,105
Profit for the financial year (£m)	113
Basic earnings per equity share (p)	15.5	p
Diluted earnings per equity share (p)	15.1	p

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

Revenue Recognition

        Revenue from the sale of books is recognized when the goods are shipped (which is also when title passes), persuasive evidence of an arrangement exists, the fee is determinable and collectability is probable. A provision for sales returns is estimated on the basis of historical returns and recorded so as to allocate these returns to the same period as the original sales are recorded.

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

        Revenue from long term contracts, such as contracts to process qualifying tests for individual professions and government departments, is recognized over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract in accordance with Statement of Position ("SOP") 81-1, "Accounting for Long-term Contracts". Losses on contracts are recognized in the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Changes in conditions may result in revisions to estimated costs and earnings during the course of the contract and are reflected in the accounting period in which the facts that require the revision became known. Revenue recognized in excess of billings is recorded as unbilled services (£101m as at December 31, 2002). Billings in excess of revenue recognized are recorded as deferred revenue until the above revenue recognition criteria are met (£47m as at December 31, 2002). Work in progress as at December 31, 2002 was £20m. Revenue is recognised on a net basis for transactions where the company acts as an agent.

        The Group recognizes software revenue in accordance with the provisions of the Statement of Position 97-2, "Software Revenue Recognition," as amended. The Group recognizes license revenue upon shipment of a product to the customer if a signed contractual agreement exists, the fee is fixed and determinable and collection of the resulting receivables is probable. For contracts with multiple elements, the Group allocates revenue to each component of the contract based on vendor-specific objective evidence of its fair value. Vendor-specific objective evidence of fair value is determined using the price charged when that element is sold separately.

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

Lease commitments

        The following is a summary of future minimum rental payments for all leases with terms greater than one year remaining as at December 31, 2002. All leases have been classified as capital or operating in accordance with UK GAAP:

	Capital leases— land & buildings	Capital leases— plant & machinery/ other	Operating leases— land & buildings	Operating leases— plant & machinery/ other
	£m	£m	£m	£m
Fiscal year ending December 31,
2003	1	3	115	20
2004	—	2	98	13
2005	—	1	93	7
2006	—	—	86	2
2007	—	—	78	—
Thereafter	—	—	703	—

Total minimum lease payments	1	6	1,173	42

        The total operating lease expense for 2002 was £125m (2001: £147m, 2000: £105m).

Borrowings

        The Group's debt matures as follows:

2002
£m
Due in:
2002	249
2003	458
2004	—
2005	241
2006	375
Thereafter	660

Total	1,983

        The Group was in compliance with all debt covenants as at December 31, 2002, 2001 and 2000.

Fixed Assets

        Fully depreciated assets still being utilised by the Group have the following historical cost values:

	2002	2001
	£m	£m
Freehold buildings	8	10
Long lease property	—	—
Short lease property	3	4
Plant & machinery	148	138
Fixtures & fittings	34	41

Total	193	193

Computer software costs

        The following table sets forth the amount of computer software costs capitalized in plant & machinery.

	2002	2001
	£m	£m
Cost at December 31	116	128
Cumulative depreciation at December 31	(60)	(65)

Net book value at December 31	56	63

Depreciation charged in the year	(19)	(15)

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

Allowances against receivables

        The Group has recorded an allowance against receivables (including an allowance for returns) as at December 31, 2002 of £675m (2001: £702m) of which £626m (2001: £673m) is in respect of receivables due within one year. The movements on allowances against receivables in 2002 have been as follows:

Allowance
£m
Accrued as at 31 December 2001	702
2002 Expense	495
Utilisation	(504)
Currency translation and other movements	(18)

Accrued as at 31 December 2002	675

Advertising costs

        The Group maintains an accounting policy of expensing advertising costs as incurred. The Group recorded advertising costs of £97m, £104m, £195m, during the years ended December 31, 2002, 2001 and 2000 respectively.

Inventory

        Stocks are valued at the lower of cost and net realizable value. Cost is calculated on a first in first out basis by reference to the invoiced value of supplies and attributable costs of bringing stocks to their present location and condition. Net realizable value is the estimated market value less selling costs. The movements on allowances against inventory in 2002 have been as follows:

Allowance
£m
Accrued as at 31 December 2001	111
2002 Expense	44
Utilisation	(63)
Currency translation and other movements	(4)

Accrued as at 31 December 2002	88

Total assets and total liabilities

        US GAAP requires that total assets and total liabilities are disclosed. Total assets and total liabilities under UK GAAP are shown below. 2001 and 2000 have been restated for the impact of FRS 19.

	2002	2001	2000
	£m	£m	£m
Total assets	6,852	8,241	8,990
Total liabilities	3,514	4,444	4,757

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

Companies Act 1985

        The consolidated financial statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the years ended December 31, 2002, 2001 and 2000 have been filed with the United Kingdom's Registrar of Companies. The auditors have reported on these accounts. Their reports were unqualified and did not contain statements under Section 237 (2) or (3) of that Act.

        These consolidated financial statements include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the profit and loss account and balance sheet items.

Recently issued accounting standards

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses the accounting for costs to terminate a contract that is not a capital lease, costs to consolidate facilities and relocate employees, and involuntary termination benefits under one-time benefit arrangements that are not an ongoing benefit program or an individual deferred compensation contract. A liability for contract termination costs should be recognized and measured at fair value either when the contract is terminated or when the entity ceases to use the right conveyed by the contract. A liability for one-time termination benefits should be recognized and measured at fair value at the communication date if the employee would not be retained beyond a minimum retention period (i.e., either a legal notification period or sixty days, if no legal requirement exists). For employees retained beyond the minimum retention period, a liability should be accrued rateably over the future service period. We will adopt the provisions of this standard in 2003 for any disposals that occur after December 31, 2002.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, companies could only account for as equity and requires that these instruments be classified as liabilities in statements of financial position. The statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial statements created before the issuance of this statement and still existing at the beginning of the interim period of adoption. The company is currently assessing the impact of this statement.

        In November 2002, the FASB issued FIN 45 "Guarantor's Accounting and Disclosure requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others". FIN 45 requires that a guarantor recognise the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. We do not believe that FIN 45 will have a material effect on our financial condition or results from operations.

        In January 2003, the FASB issued Financial Accounting Standards Board Interpretation ("FIN") 46, "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51" ("FIN 46"), which clarifies the application of the consolidation rules to certain variable interest entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, with certain transition provisions for those entities created before February 1, 2003. Currently, the Group believes it does not have any entities affected by the provisions of FIN 46.

        In November 2002, the EITF reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This EITF provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Pearson will evaluate the impacts of such rules on its specific service transactions and contracts if involving multiple elements.

Principal subsidiaries and associates as at 31 December, 2002

Subsidiaries	Country of incorporation or registration
The principal operating subsidiaries are listed below. They operate mainly in the countries of incorporation or registration, the investments are in equity share capital and they are all 100% owned unless stated otherwise.
Pearson Education
Addison Wesley Longman Inc.	US
Addison Wesley Educational Publishers Inc.	US
Macmillan USA Inc.	US
Pearson Education Ltd	England
Prentice Hall Inc.	US
NCS Pearson Inc.	US
FT Group
Financial Times Group Ltd*.	England
Financial Times Business Ltd.	England
Interactive Data Corporation (60%)	US
Les Echos SA	France
Recoletos Grupo de Comunicacion SA (78.97%)	Spain
The Penguin Group
Penguin Putnam Inc.	US
The Penguin Publishing Co Ltd.	England
Penguin Books Australia Ltd.	Australia
Dorling Kindersley Holdings Ltd*	England
*
Direct investment of Pearson plc.

Associates	Country of incorporation or registration	Class of share	Beneficial interest %	Accounting year end
FT Group
The Economist Newspaper Ltd	England	Ord 5p	50	March
		"B" 5p	100
		"A" 5p	Nil
		Trust 5p	Nil
FT-SE International Ltd	England	Ord £1	50	December

SIGNATURES

        The registrant hereby certifies that it meets all the of the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this annual report on its behalf.

Pearson plc
/s/ RONA FAIRHEAD Rona Fairhead Chief Financial Officer
Date: June 5, 2003

I, Marjorie Scardino certify that:

1.
I have reviewed this annual report on Form 20-F of Pearson plc;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represent in all material respects the financial condition, results of operations and cash flows of Pearson plc as of, and for, the periods presented in this annual report;

4.
Pearson plc's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-15) for Pearson plc and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to Pearson plc, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of Pearson plc's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
Pearson plc's other certifying officers and I have disclosed, based on our most recent evaluation, to Pearson plc's auditors and the audit committee of Pearson plc's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect Pearson plc's ability to record, process, summarize and report financial data and have identified for Pearson plc's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in Pearson plc's internal controls; and

6.
Pearson plc's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 5, 2003

/s/ MARJORIE SCARDINO Marjorie Scardino Chief Executive Officer

I, Rona Fairhead certify that:

1.
I have reviewed this annual report on Form 20-F of Pearson plc;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represent in all material respects the financial condition, results of operations and cash flows of Pearson plc as of, and for, the periods presented in this annual report;

4.
Pearson plc's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-15) for Pearson plc and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to Pearson plc, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of Pearson plc's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
Pearson plc's other certifying officers and I have disclosed, based on our most recent evaluation, to Pearson plc's auditors and the audit committee of Pearson plc's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect Pearson plc's ability to record, process, summarize and report financial data and have identified for Pearson plc's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in Pearson plc's internal controls; and

6.
Pearson plc's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 5, 2003

/s/ RONA FAIRHEAD Rona Fairhead Chief Financial Officer

Index to Exhibits

1.1	Memorandum and Articles of Association of Pearson plc.*
2.3	Indenture dated June 21, 2001 between Pearson plc and The Bank of New York, as trustee.†
4.1	Letter Agreement dated October 9, 2000 between Pearson plc and Peter Jovanovich.
8.1	List of Significant Subsidiaries.
10.1	Certification of Chief Executive Officer.
10.2	Certification of Chief Financial Officer.
*
Incorporated by reference to the Registration Statement on Form F-1 (Reg. No. 333-43198), as amended.

†
Incorporated by reference to the Form 20-F of Pearson plc for the year ended December 31, 2001 and filed June 10, 2002.