Form 20-F
period 2003-12-31
PEARSON PLC
filed 2004-05-07
CIK 938323

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 2004
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                   FORM 20-F
(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003
                                       OR
[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 for the transition period from                to

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

                                                                    NAME OF EACH EXCHANGE
                       TITLE OF CLASS                                ON WHICH REGISTERED
                       --------------                               ---------------------
*Ordinary Shares, 25p par value                                    New York Stock Exchange
American Depositary Shares, each Representing One Ordinary
  Share,
  25p per Ordinary Share                                           New York Stock Exchange

                             ---------------------
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the SEC.
                             ---------------------
     Securities registered or to be registered pursuant to Section 12(g) of the
Act: None
                             ---------------------
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
                             ---------------------
     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at the close of the period covered by the annual report:

Ordinary Shares, 25p par value..............................  802,388,000

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
                              Yes  X      No  ___
     Indicate by check mark which financial statement item the Registrant has elected to follow:
                          Item 17  X      Item 18  ___
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
            Introduction....................................  iii
            Forward-Looking Statements......................  iii

                              PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND
  ADVISERS..................................................    1
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE..........    1
ITEM 3.    KEY INFORMATION..................................    1
            Selected Consolidated Financial Data............    1
            Dividend Information............................    3
            Exchange Rate Information.......................    4
            Risk Factors....................................    4
ITEM 4.    INFORMATION ON THE COMPANY.......................    6
            Pearson.........................................    6
            Overview of Operating Divisions.................    6
            Our Strategy....................................    6
            Operating Divisions.............................    7
                 Pearson Education..........................    7
                 The FT Group...............................    8
                 The Penguin Group..........................   10
            Competition.....................................   11
            Intellectual Property...........................   11
            Raw Materials...................................   11
            Government Regulation...........................   11
            Licenses, Patents and Contracts.................   12
            Recent Developments.............................   12
            Organizational Structure........................   12
            Property, Plant and Equipment...................   12
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....   13
            General Overview................................   14
            Results of Operations...........................   19
            Liquidity and Capital Resources.................   32
            Accounting Principles...........................   34
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......   36
            Directors and Senior Management.................   36
            Compensation of Senior Management...............   38
            Share Options of Senior Management..............   43
            Share Ownership of Senior Management............   46
            Employee Share Ownership Plans..................   46
            Board Practices.................................   47
            Employees.......................................   47
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY
  TRANSACTIONS..............................................   48
ITEM 8.    FINANCIAL INFORMATION............................   48
            Legal Proceedings...............................   48
ITEM 9.    THE OFFER AND LISTING............................   49
ITEM 10.   ADDITIONAL INFORMATION...........................   49
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
  MARKET RISK...............................................   57
            Introduction....................................   57
            Interest Rates..................................   58
            Currency Exchange Rates.........................   58

                                                              PAGE
                                                              ----
            Forward Foreign Exchange Contracts..............   58
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY
  SECURITIES................................................   59

                          PART II
ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND
  DELINQUENCIES.............................................   60
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
  HOLDERS AND USE OF PROCEEDS...............................   60
ITEM 15.   CONTROLS AND PROCEDURES..........................   60
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT..................   60
ITEM 16B. CODE OF ETHICS....................................   60
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES............   60
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
  COMMITTEES................................................   61
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
  AFFILIATED PURCHASES......................................   61

                             PART III
ITEM 17.   FINANCIAL STATEMENTS.............................   62
ITEM 18.   FINANCIAL STATEMENTS.............................   62
ITEM 19.   EXHIBITS.........................................   62

                                  INTRODUCTION

     In this Annual Report on Form 20-F (the "Annual Report") references to "Pearson" or the "Group" are references to Pearson plc, its predecessors and its consolidated subsidiaries, except as the context otherwise requires. "Ordinary Shares" refer to the ordinary share capital of Pearson of par value 25p each. "ADSs" refer to American Depositary Shares which are Ordinary Shares deposited pursuant to the Deposit Agreement dated March 21, 1995, amended and restated as of August 8, 2000 among Pearson, The Bank of New York as depositary (the "Depositary") and owners and holders of ADSs (the "Deposit Agreement"). ADSs are represented by American Depositary Receipts ("ADRs") delivered by the Depositary under the terms of the Deposit Agreement.

     We have prepared the financial information contained in this Annual Report in accordance with generally accepted accounting principles in the United Kingdom, or UK GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or US GAAP. We describe these differences in "Item 5. Operating and Financial Review and Prospects -- Accounting Principles", and in Note 34 to our consolidated financial statements included in "Item 17. Financial Statements" of this Annual Report. Unless we indicate otherwise, any reference in this Annual Report to our consolidated financial statements is to the consolidated financial statements and the related notes, included elsewhere in this Annual Report.

     We publish our consolidated financial statements in sterling. We have included, however, references to other currencies. In this Annual Report:

     - references to "sterling", "pounds", "pence" or "L" are to the lawful currency of the United Kingdom,

     - references to "euro" or "E" are to the euro, the lawful currency of the participating Member States in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Commission, and

     - references to "US dollars", "dollars", "cents" or "$" are to the lawful currency of the United States.

     For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of L1.00 = $1.78, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2003. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated.

                           FORWARD-LOOKING STATEMENTS

     You should not rely unduly on forward-looking statements in this Annual Report. This Annual Report, including the sections entitled "Item 3. Key Information -- Risk Factors", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects", contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terms such as "may", "will", "should", "expect", "intend", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue" or the negative of these terms or other comparable terminology. Examples of these forward-looking statements include, but are not limited to, statements regarding the following:

     -  operations and prospects,

     -  growth strategy,

     -  funding needs and financing resources,

     -  expected financial position,

     -  market risk,

     -  currency risk,

     -  US federal and state spending patterns,

     -  debt levels, and

     -  general market and economic conditions.

     These forward-looking statements are only predictions. They involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating them, you should consider various factors, including the risks outlined under "Item 3. Key Information -- Risk Factors", which may cause actual events or our industry's results to differ materially from those expressed or implied by any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

     The table below shows selected consolidated financial data for each of the years in the five-year period ended December 31, 2003. The selected consolidated profit and loss account data for the years ended December 31, 2003, 2002 and 2001 and the selected consolidated balance sheet data as at December 31, 2003 and 2002 have been derived from our consolidated financial statements included in "Item 17. Financial Statements" in this Annual Report, which have been audited by PricewaterhouseCoopers LLP, independent auditors. The selected consolidated profit and loss account data for the years ended December 31, 2000 and 1999, and the selected consolidated balance sheet data as at December 31, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements for those periods and as of those dates, which are not included in this Annual Report.

     Our consolidated financial statements have been prepared in accordance with UK GAAP, which differs from US GAAP in certain significant respects. See "Item
5. Operating and Financial Review and Prospects -- Accounting Principles" and
Note 34 to our consolidated financial statements. The consolidated financial statements contain a reconciliation to US GAAP of profit/loss for the financial year, shareholders' funds and certain other financial data.

     The selected consolidated financial information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.

     For convenience, we have translated the 2003 amounts into US dollars at the rate of L1.00 = $1.78, the noon buying rate in The City of New York on December 31, 2003.

                                                         YEAR ENDED DECEMBER 31
                                         -------------------------------------------------------
                                          2003     2003      2002       2001      2000     1999
                                         ------    -----    -------    -------    -----    -----
                                           $         L         L          L         L        L
                                               (IN MILLIONS, EXCEPT FOR PER SHARE AMOUNTS)
UK GAAP INFORMATION:
CONSOLIDATED PROFIT AND LOSS ACCOUNT
  DATA
STATUTORY MEASURES
Total sales............................   7,205    4,048      4,320      4,225    3,874    3,332
Total sales from continuing
  operations(1)........................   7,205    4,048      4,320      4,225    3,689    2,977
Profit/(loss) after taxation...........     137       77        (89)      (403)     173      341
Profit/(loss) for the financial year...      98       55       (111)      (423)     174      335
Total operating profit/(loss)..........     402      226        143        (47)     209      330
Basic earnings/(loss) per equity
  share(2).............................   12.3C     6.9P      (13.9)p    (53.2)p  23.9p    49.0p
Diluted earnings/(loss) per equity
  share(3).............................   12.3C     6.9P      (13.9)p    (53.2)p  23.4p    48.3p
CONSOLIDATED BALANCE SHEET DATA
Total assets (Fixed assets plus Current
  assets)..............................  11,383    6,395      6,852      8,241    8,990    5,529
Net assets.............................   5,602    3,147      3,530      3,973    4,398    1,527
Long-term obligations(4)...............   2,401    1,349      1,737      2,616    2,715    2,286
Capital stock..........................     358      201        200        200      199      153
Number of equity shares outstanding
  (millions of ordinary shares)........     802      802        802        801      798      613

                                                         YEAR ENDED DECEMBER 31
                                        ---------------------------------------------------------
                                         2003      2003      2002       2001       2000     1999
                                        ------    ------    ------    --------    ------    -----
                                          $         L         L          L          L         L
                                               (IN MILLIONS, EXCEPT FOR PER SHARE AMOUNTS)
US GAAP INFORMATION(5):
Profit/(loss) for the financial
  year(6).............................     326       183       198      (1,500)    1,362      198
Profit/(loss) from continuing
  operations for the financial year
  (1).................................     331       186       257        (475)      (30)     177
(Loss)/profit from discontinued
  operations(1).......................      --        --       (37)        (40)    1,403       21
Loss on disposal of discontinued
  operations(1).......................      (5)       (3)       (1)       (985)       --       --
Basic earnings/(loss) per equity
  share...............................   40.9C     23.0P     24.9p      (188.6)p  187.2p    28.9p
Diluted earnings/(loss) per equity
  share(3)............................   40.9C     23.0P     24.9p      (188.6)p  185.0p    28.7p
Basic earnings/(loss) from continuing
  operations per equity share(1)......   41.7C     23.4P     32.3p       (59.7)p    (4.1)p  25.8p
Diluted earnings/(loss) from
  continuing operations per equity
  shares(1)(3)........................   41.7C     23.4P     32.3p       (59.7)p    (4.1)p  25.6p
Basic (loss)/earnings per share from
  discontinued operations(1)..........    (0.7)C    (0.4)P    (4.8)p    (128.9)p  192.8p     3.1p
Diluted (loss)/earnings per share from
  discontinued operations(1)..........    (0.7)C    (0.4)P    (4.8)p    (128.9)p  190.6p     3.1p
Total assets..........................  11,358     6,381     6,767       8,280    10,066    6,104
Shareholders' funds...................   5,967     3,352     3,708       4,155     6,018    2,615

---------------

(1) Discontinued operations under UK GAAP comprise the results of the RTL Group for 2002, 2001 and 2000. Before the formation in July 2000 of the RTL Group, in which Pearson had an equity interest, Pearson's television operations were wholly owned subsidiaries. Discontinued operations under US GAAP comprise the results of the Forum Corporation for 2003 and both the Forum Corporation and the RTL Group for 2002, 2001 and 2000.

(2) Basic earnings/loss per equity share is based on profit/loss for the financial period and the weighted average number of ordinary shares in issue during the period.

(3) Diluted earnings/loss per equity share is based on diluted earnings/loss for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings/loss comprise earnings/loss adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options. Under UK GAAP in 2002 and 2001 the Group made a retained loss for the financial year, consequently the effect of share options is anti-dilutive and there is no difference between the basic loss per share and the diluted loss per share.

(4) Long-term obligations are comprised of medium and long-term borrowings plus amounts falling due after more than one year related to obligations under finance leases.

(5) See Note 34 to the consolidated financial statements included in this Annual Report entitled "Summary of principal differences between United Kingdom and United States of America generally accepted accounting principles".

(6) The loss of L1,500 million in 2001, profit of L1,362 million in 2000 and profit of L198 million in 1999 are after charging goodwill amortization of L527 million, L288 million and L171 million respectively. Since 2002, goodwill has no longer been subject to amortization under US GAAP. See Note 34 in "Item 17. Financial Statements." The 2002 profit also incorporates a post-tax charge of L21 million in respect of the cumulative effect of a change in accounting principle. See Note 34 in "Item 17. Financial Statements."

DIVIDEND INFORMATION

     We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in October or November. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders' approval at our annual general meeting. At our annual general meeting on April 30, 2004 our shareholders approved a final dividend of 14.8p per ordinary share for the year ended December 31, 2003.

     The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in The City of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2003 fiscal year will be paid in May 2004.

FISCAL YEAR                                    INTERIM     FINAL     TOTAL     INTERIM     FINAL     TOTAL
-----------                                    --------    ------    ------    --------    ------    ------
                                                (PENCE PER ORDINARY SHARE)      (CENTS PER ORDINARY SHARE)
2003.........................................    9.4        14.8      24.2       16.7       26.4      43.1
2002.........................................    9.1        14.3      23.4       14.7       23.0      37.7
2001.........................................    8.7        13.6      22.3       12.6       19.7      32.3
2000.........................................    8.2        13.2      21.4       13.3       18.7      32.0
1999.........................................    7.7        12.4      20.1       12.6       18.7      31.3

     Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting us.

EXCHANGE RATE INFORMATION

     The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per sterling. The average rate is calculated by using the average of the noon buying rates in The City of New York, on each day during a monthly period, and on the last day of each month during an annual period. On December 31, 2003, the noon buying rate for sterling was L1.00 = $1.78.

MONTH                                                         HIGH      LOW
-----                                                         -----    -----
April 2004..................................................  $1.86    $1.77
March 2004..................................................  $1.87    $1.79
February 2004...............................................  $1.90    $1.82
January 2004................................................  $1.85    $1.79
December 2003...............................................  $1.78    $1.72
November 2003...............................................  $1.72    $1.67

YEAR ENDED DECEMBER 31                                          AVERAGE RATE
----------------------                                          ------------
2003........................................................       $1.63
2002........................................................       $1.51
2001........................................................       $1.45
2000........................................................       $1.52
1999........................................................       $1.62

RISK FACTORS

     You should carefully consider the risk factors described below, as well as the other information included in this Annual Report. Our business, financial condition or results from operations could be materially adversely affected by any or all of these risks, or by other risks that we presently cannot identify.

OUR RELIANCE ON INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS THAT MAY NOT BE ADEQUATELY PROTECTED UNDER CURRENT LAWS IN SOME JURISDICTIONS MAY ADVERSELY AFFECT OUR RESULTS AND OUR ABILITY TO GROW.

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

WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT THAT IS SUBJECT TO RAPID CHANGE AND WE MUST CONTINUE TO INVEST AND ADAPT TO REMAIN COMPETITIVE.

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

WE MAY NOT BE ABLE TO ACHIEVE CONTINUED GROWTH IN OUR OPERATIONS OR STRENGTHEN OUR FINANCIAL POSITION DUE TO ECONOMIC AND POLITICAL FORCES BEYOND OUR CONTROL.

     Political and economic factors beyond our control can inhibit the growth of our operations or weaken our financial position. These factors include a significant weakening of the global advertising environment, particularly in financial advertising, US state and federal government spending patterns for educational materials, the US economy and heightened political tensions affecting the United Kingdom and the United States, foreign currency exchange rate risks, trade protection measures, tax and regulatory or other economic conditions. In particular, during 2003, the ongoing weak advertising environment caused by a general decline in corporate earnings and an uncertain economic environment resulted in a continuing decline in advertising revenue. For additional information about this decline, please see "Operating and Financial Review and Prospects -- Results of Operations -- Year ended December 31, 2003 compared to year ended December 31, 2002", pages 19 - 25.

     The deterioration in the fiscal position of many US states, due to the recent weak economic environment, has resulted in expenditure reductions as the US states attempt to eliminate projected fiscal deficits for 2004 and beyond. There is a risk that any further expenditure cuts in education will lead to either delayed adoptions or lower expenditure on our textbooks or testing services. While we believe our education businesses will benefit from various US federal education programs including the "No Child Left Behind" initiative, reduced expenditures by US states for educational materials could adversely affect the financial performance of Pearson Education.

WE OPERATE IN MARKETS WHICH ARE DEPENDENT ON INFORMATION TECHNOLOGY SYSTEMS AND TECHNOLOGICAL CHANGE.

     All our businesses, to a greater or lesser extent, are dependent on technology either as a provider of software or internet services or as a user of complex information technology systems and products to support our business activities, particularly in back-office processing and infrastructure.

     We face several technological risks associated with software product development in our educational businesses, Information Technology security (including virus and hacker attacks), e-commerce, Enterprise Resource Planning system implementations and upgrades and business continuity in the event of a major disaster in a key data center.

WE OPERATE IN SEVERAL MARKETS WITH RISKS WHICH ARE INHERENTLY GREATER THAN OUR PUBLISHING AND NEWSPAPER BUSINESS AND WHICH, IF UNMANAGED, COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS AND POTENTIALLY DAMAGE OUR REPUTATION.

     With the previous acquisition and continued growth of Pearson NCS and our acquisition of London Qualifications in 2003, we have moved into new markets and products, some of which are inherently riskier than our traditional publishing and newspaper businesses. Where larger contracts are involved, this may result in our risk profile becoming more concentrated on certain key contracts.

     Within Pearson NCS, Pearson Government Solutions provides outsourcing services to the US government and other third parties. Services range from call center operations to complete administrative functions. Contract values vary significantly, from a few million to several hundred million pounds sterling over the term of the contract, which typically run for three to five years in length. As in any long-term contracting business, there are inherent risks associated with the bidding process, operational performance, contract compliance (including penalty clauses), indemnification (if available) and contract re-bidding. Substantially all US Government contracts are subject to audit after completion by the contracting government entity, and audits can result in delays in payment and, in certain circumstances, reductions in the payment received by a supplier.

     An inherent risk in our schools testing and assessment business is a student grading failure due to control breakdown in our testing and assessment products and processes.

WE GENERATE A SUBSTANTIAL PROPORTION OF OUR REVENUE IN FOREIGN CURRENCIES, PARTICULARLY THE US DOLLAR, AND FOREIGN EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR EARNINGS.

     We generate a substantial proportion of our revenue in US dollars (65% in 2003). Our earnings could be materially and adversely affected by foreign exchange rate fluctuations, particularly if the value of the US dollar continues to decline compared to sterling. We estimate that a five cent change in the average exchange rate between the US dollar and sterling during any year could affect our earnings per share by approximately 1 pence.

ITEM 4. INFORMATION ON THE COMPANY

PEARSON

     Pearson is a global publishing company with its principal operations in the education, business information and consumer publishing markets. We have significant operations in the United States, where we generate over 65% of our revenues, and in the United Kingdom and continental Europe. We create and manage intellectual property, which we promote and sell to our customers under well-known brand names, to inform, educate and entertain. We deliver our content in a variety of forms and through a variety of channels, including books, newspapers and internet services. We increasingly offer services as well as content, from test processing to training.

     Pearson was incorporated and registered in 1897 under the laws of England and Wales as a limited company and re-registered as a public limited company in 1981. We conduct our operations primarily through our subsidiaries and other affiliates. Our principal executive offices are located at 80 Strand, London WC2R 0RL, United Kingdom (telephone: +44 (0) 20 7010 2000).

OVERVIEW OF OPERATING DIVISIONS

     Although our businesses increasingly share markets, brands, processes and facilities, they break down into three core operations:

     PEARSON EDUCATION is a global leader in educational publishing and services. We are a leading international publisher of textbooks, supplementary materials and electronic education programs for elementary and secondary school, higher education and business and professional markets worldwide. We also play a major role in the testing and certification of school students and professionals, mainly in the US but increasingly in the UK.

     THE FT GROUP consists of our international newspaper, print and online financial information, business magazine and professional publishing interests. Our flagship product is the Financial Times, known internationally for its premium editorial content and international scope both in newspaper and internet formats.

     THE PENGUIN GROUP is one of the premier English language publishers in the world, with brand imprints such as Penguin, Putnam, Berkley, Viking and Dorling Kindersley ("DK"). We publish an extensive portfolio of fiction, non-fiction, reference and illustrated works. We publish the works of many authors, including Maeve Binchy, Tom Clancy, Patricia Cornwell, Nick Hornby, Jamie Oliver, Nora Roberts and Amy Tan.

OUR STRATEGY

     Since 1998 we have reshaped Pearson by divesting a range of non-core interests and investing over $7 billion in education, consumer publishing and business information companies. Today our portfolio transformation is largely complete and each one of our businesses aims to benefit from educating, informing and entertaining people in an increasingly knowledge-based economy. Our strategy is:

     - to focus on businesses which provide "education" in the broadest sense of the word.

     - to provide a combination of publishing, both in print and online, and related services that make our publishing more valuable and take us into new, faster-growing markets.

     -  to continue to invest in the growth of our businesses, including:

       - extending our lead in education publishing, investing in new programs for students in School and Higher Education and in testing and software services that help educators to personalise the learning process, both in the US and around the world;

       - developing our fast-growing contracting businesses, which provide testing and other services to corporations and government agencies;

       - building the international reach of the Financial Times -- both in print through its four editions worldwide and online through FT.com -- and enhancing the market positions of our network of national business newspapers around the world; and

       - growing our position in consumer publishing, balancing our investment across our stable of best-selling authors, new talent and our own home-grown content.

     - to foster a collaborative culture which facilitates greater productivity and innovation by sharing processes, costs, technology, talent and assets across our business.

     - to capitalize on the growth prospects in our markets and on our leaner operations to improve profits, cash flows and returns on invested capital.

OPERATING DIVISIONS

PEARSON EDUCATION

     Pearson Education is one of the world's largest publishers of textbooks and paper and online teaching materials based on published sales figures and independent estimates of sales. Pearson Education serves the growing demands of teachers, students, parents and professionals throughout the world for stimulating effective education programs. With federal and state governments under pressure to measure academic progress against clear objective standards, the market for educational testing services in the United States has grown significantly. Pearson Assessments & Testing enables us to combine testing and assessment with our traditional educational curriculum services and products to form one of the world's leading integrated education companies. Pearson Assessments & Testing provides the entire spectrum of educational services -- from educational curriculum to testing and assessment to data management.

     We report Pearson Education's performance along the lines of the three markets it serves: School, Higher Education and Professional. In 2003, Pearson Education had sales of L2,451 million or 61% of Pearson's total sales (64% in 2002).

School

     In the United States, our School business includes publishing, testing and software operations. Outside of the United States, we have a growing English Language Teaching business and we also publish school materials in local languages in a number of countries. In the US we publish for kindergarten through 12th grade, with a comprehensive range of textbooks, supplementary materials and electronic education programs. Pearson Education's premier elementary school imprint, Pearson Scott Foresman, and premier secondary school imprint, Pearson Prentice Hall, publish high quality programs covering subjects such as reading, literature, math, science and social studies. We also publish supplementary teaching aids for both elementary and secondary schools and teacher-written activity books. We are a leading publisher in online assessment and digital courseware through Pearson Education Technologies and the Waterford Early Reading Program. Through LessonLab, we provide professional development for teachers in kindergarten through 12th grade with the use of the latest technologies and software tools to improve classroom teaching.

     Pearson's Assessments & Testing operations make us a leading player in the markets for test processing and scoring and the provision of enterprise software solutions to schools. We score and process some 40 million student tests across the United States every year.

     With over 90% of education spending for kindergarten through 12th grade in the United States financed at the state or local level, the School division's major customers are state education boards and local school districts. In the United States, 20 states, which account for over 50% of the total kindergarten through 12th grade US school population of some 53 million students, buy educational programs by means of periodic statewide "adoptions". These adoptions cover programs in the core subject areas. Typically, a state committee selects a short-list of education programs from which the school districts then make individual choices. We actively seek to keep as many of our offerings as possible on the approved list in each state, and we market directly to the school districts. In the 30 states without adoptions, or "open territories", local school districts choose education programs from the extensive range available. We actively market to school districts in open territories as well. At present our open territory state revenues exceed those from adoption states, although we anticipate a more even split in 2005 due to the stronger adoption calendar.

Higher Education

     Pearson Education is the United States' largest publisher of textbooks and related course materials for colleges and universities based on sales. We publish across all of the main fields of study with imprints such as Pearson Prentice Hall, Pearson Addison Wesley, Pearson Allyn & Bacon and Pearson Benjamin Cummings. Our sales force markets primarily to college professors, who choose the texts to be purchased by their students. Over 1,330 of Pearson Education's college textbooks have an interactive companion website with online study guides to reinforce text concepts, chat rooms and bulletin boards to facilitate interaction between students and faculty. An increasing number of our programs incorporate online course management systems that provide a powerful set of easy-to-use tools that allow professors to create sophisticated web-based courses. In addition, our custom publishing business works with professors to produce textbooks specifically adapted for their particular course.

Professional

     We publish text, reference, and interactive products for IT industry professionals, graphics and design users of all types, and consumers interested in software applications and certification, professional business books, and strategy guides for those who use PC and console games. Publishing imprints in this area include Addison Wesley Professional, Prentice Hall PTR, and Cisco Press (our three high end imprints), Peachpit Press and New Riders Press (our graphics and design imprints), Que/Sams (consumer and professional imprint), Prentice Hall Financial Times (professional business imprint) and BradyGames (software game guides imprint). We also generate revenues through our own website -- InformIt. We also provide services to professional markets. We manage significant commercial contracts to implement and execute qualification and assessment systems for individual professions, including IT professionals and nurses.

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

     In 2003, our professional testing business entered into two significant contracts. In November 2003, we were awarded a seven-year contract with the Driving Standards Agency (DSA) of Great Britain and the Driver Vehicle Testing Agency (DVTA) of Northern Ireland. Pearson Assessments & Testing will administer and process the results of the driving theory section of the driving licence examination, beginning in September 2004. Candidates will take the computerized theory test at more than 150 examination centers throughout England, Scotland, Wales and Northern Ireland. In December 2003, we were selected as the prime contractor for a seven-year contract to develop and administer the Graduate Management Admission Test (GMAT) worldwide. Commencing in January 2006, the GMAT will be available at more than 400 Pearson test centers in 96 countries.

THE FT GROUP

     The FT Group, one of the world's leading business information companies, aims to provide a broad range of business information, analysis and services to an audience of internationally-minded business people. In 2003, the FT Group had sales of L757 million, or 19% of Pearson's total sales (17% in 2002). The FT Group's business is global, producing a combination of news, data, comment, analysis and context. In addition to professional and business consumers, individuals worldwide are demanding such strategic business information. We believe that the FT Group is well positioned to supply information and benefit from these trends.

The Financial Times Newspaper

     The Financial Times is a leading international daily business newspaper. Its average daily circulation of 447,552 copies in December 2003, as reported by the Audit Bureau of Circulation, gives the Financial Times the second largest circulation of any English language business daily in the world. The Financial Times derived approximately 65% of its revenue in 2003 from advertising and approximately 35% from circulation. The geographic distribution of the Financial Times average daily circulation in 2003 was:

United Kingdom/Republic of Ireland..........................     31%
Continental Europe, Africa and Middle East..................     32%
Americas....................................................     30%
Asia........................................................      7%

     The Financial Times is printed on contract in 21 cities around the world and our sales mix is becoming increasingly international. The newspaper draws upon an extensive network of international correspondents to produce unique, informative and timely business information. For production and distribution, the Financial Times uses computer-driven communications and printing technology for timely delivery of the various editions of the newspaper to the appropriate geographic markets. The Financial Times is distributed through independent newsagents and direct delivery to homes and institutions.

     The FT seeks to make its content available both in print and online, through FT.com, its internet service, and sales of electronic content to third parties. FT.com charges subscribers to access detailed industry news, comment and analysis, whilst providing general news and market data to a wider audience. The business earns revenues by selling content directly, selling advertising and through its subscription program. At the end of January 2004, FT.com had 74,000 paying subscribers. According to figures independently audited by ABCE, the site has 3.5 million unique monthly users and 58.8 million page views.

Financial Times Publishing

     Our other business publishing interests include France's leading business newspaper, Les Echos with circulation of 116,400 and lesechos.fr, its internet service.

     FT Business produces specialist information on the retail, personal and institutional finance industries and publishes the UK's premier personal finance magazine, Investors Chronicle, together with Money Management, Financial Advisor and The Banker for professional advisers and financial sector professionals.

Recoletos

     We own a 79% stake in Recoletos, a publicly quoted Spanish media group that we built with its Spanish founding shareholders over several years. Recoletos' publishing businesses in Spain, Portugal and Latin America include Marca, a leading sports newspaper for the region with an average daily circulation of 391,000 in 2003, Expansion, Spain's leading business newspaper and website, Actualidad Economica, a weekly business magazine, and Telva, a monthly women's magazine. Recoletos is also developing its internet activities as it seeks to extend the reach of its print-based products.

Interactive Data Corporation

     Through our 61% interest in Interactive Data Corporation ("Interactive Data"), we are one of the world's leading global providers of financial and business information to financial institutions and retail investors. Interactive Data supplies time-sensitive pricing, dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Customers subscribe to Interactive Data's services and use the company's analytical tools in support of their trading, analysis, portfolio management, and valuation activities. In February 2003, Interactive Data acquired S&P ComStock, Inc. ("ComStock") from The McGraw-Hill Companies, Inc., allowing us to provide real-time information regarding securities traded around the world to our institutional clients.

Joint Ventures and Associates

     The FT Group also has a number of other associates and joint ventures, including:

     A 50% interest in FT Deutschland, launched in February 2000, in partnership with Gruner + Jahr, is our German language newspaper with a fully integrated online business news, analysis and data service. Its circulation grew by 9% in 2003 to 92,000 copies.

     A 50% interest in The Economist Group, which publishes the world's leading weekly business and current affairs magazine.

     A 50% interest in FTSE International, a joint venture with the London Stock Exchange, which, among other things, publishes the FTSE index.

     A 32% interest in MarketWatch.com, Inc., a publicly traded financial media company. In early 2004, our shareholding was reduced to 23% following MarketWatch's issuance of shares to acquire Pinnacor Inc.

     A 33% interest in Vedomosti, a leading Russian business newspaper and a partnership venture with Dow Jones and Independent Media.

     A 50% interest in Business Day and Financial Mail, publishers of South Africa's leading financial newspaper and magazine.

THE PENGUIN GROUP

     Penguin is one of the premier English language publishers in the world. We publish an extensive backlist and frontlist of titles, including some of the very best new fiction and non-fiction, literary prize winners and commercial blockbusters. Our titles range from history and science to essential reference. We are also one of the pre-eminent classics publishers and publish some of the most highly prized and enduring brands in children's publishing, featuring popular characters such as Spot, Peter Rabbit and Madeline, as well as the books of Roald Dahl. We rank in the top three consumer publishers, based upon sales, in all major English speaking markets -- the United States, the United Kingdom, Australia, New Zealand, Canada, India and South Africa.

     Penguin publishes under many imprints including, in the adult market, Allen Lane, Avery, Berkley Books, Dorling Kindersley, Dutton, Hamish Hamilton, Michael Joseph, Plume, Putnam, Riverhead and Viking. Our leading children's imprints include Puffin, Ladybird, Warne and Grosset & Dunlap. In 2003, Penguin's US imprints placed 110 titles on The New York Times bestseller list. In the United Kingdom, 60 Penguin titles featured on the Nielsen Bookscan top fifteen bestseller list. Our illustrated reference business, Dorling Kindersley, or DK, is the leading global publisher of high quality illustrated reference books. DK has built a unique graphic style that is now recognized around the world. It produces books for children and adults covering a huge variety of subjects including childcare, health, gardening, food and wine, travel, business and sports. Not only does DK's "lexigraphic" design approach make its books easily translatable across cultures, but it has also formed the basis of a library of
2.5 million wholly-owned images which have many applications -- in print or online.

     In 2003, Penguin had sales of L840 million representing 21% of Pearson's total sales (19% in 2002). Revenues are balanced between frontlist and backlist titles, reducing Penguin's exposure to volatility in either market. The Penguin Group earns over 90% of its revenues from the sale of hard cover and paperback books. The balance comes from audio books and from the sale and licensing of intellectual property rights, such as the Beatrix Potter series of fictional characters, and acting as a book distributor for a number of smaller publishing houses.

     We sell directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel that best serves the specific requirements of an order. We also sell online through third parties such as Amazon.com.

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

     During 2004, we intend to launch three new imprints in the United States, Penguin Press and Sentinel and a new teenage imprint, Razorbill. 2004 will also see us trial a US direct to consumer sales channel, expected to launch in the final quarter.

     Penguin TV was incorporated into the Penguin Group during 2003, created from the former Pearson Broadband Television Group. Penguin TV will specialize in two areas: factual, non-fiction documentary programming and children's programming.

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

     The Penguin Group competes with other publishers of fiction and non-fiction books. Principal competitors include Random House and HarperCollins. Publishers compete by developing a portfolio of books by established authors and by seeking out and promoting talented new writers. Our scale is also a source of competitive strength.

INTELLECTUAL PROPERTY

     Our principal intellectual property assets consist of our trademarks and other rights in our brand names, particularly the Financial Times and the various imprints of Penguin and Pearson Education, as well as all copyrights in our content and our patents held in the testing business in the name of Pearson NCS. We believe we have taken all appropriate available legal steps to protect our intellectual property in all relevant jurisdictions.

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

LICENSES, PATENTS AND CONTRACTS

     We are not dependent upon any particular licenses, patents or new manufacturing processes that are material to our business or profitability. Likewise, we are not materially dependent upon any contracts with suppliers or customers, including contracts of an industrial, commercial or financial nature.

RECENT DEVELOPMENTS

     In February 2003, Interactive Data completed its acquisition of ComStock from The McGraw-Hill Companies for $116 million in cash. ComStock focuses on providing real-time information to institutional customers by providing coverage for over 1.8 million securities in virtually all asset classes traded worldwide.

     In May 2003, we announced an agreement with Edexcel to modernize examination marking and processing in the UK. London Qualifications was formed to take responsibility for all Edexcel's courses and Higher Education qualifications including GCSEs, GCE A and AS levels, GNVQs, NVQs and BTEC Higher national certificates and diplomas. We own 75% of London Qualifications with the Edexcel Foundation owning the remaining 25%.

     In December 2003, we filed an application with the Indian government seeking approval for a 13.7% investment in Business Standard, a leading Indian business newspaper. Approval is still pending but is expected to be received in the first half of 2004.

ORGANIZATIONAL STRUCTURE

     Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of our significant subsidiaries, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

                                                                                             PERCENTAGE
NAME                                           COUNTRY OF INCORPORATION/ RESIDENCE     INTEREST/ VOTING POWER
----                                           -----------------------------------     ----------------------
PEARSON EDUCATION
Pearson Education Inc. ......................  United States (Delaware)                         100%
Pearson Education Ltd. ......................  England and Wales                                100%
NCS Pearson Inc. ............................  United States (Minnesota)                        100%
FT GROUP
The Financial Times Limited..................  England and Wales                                100%
Financial Times Business Ltd. ...............  England and Wales                                100%
Interactive Data Corporation.................  United States (Delaware)                          61%
Recoletos Grupo de Comunicacion SA...........  Spain                                             79%
Les Echos SA.................................  France                                           100%
THE PENGUIN GROUP
Penguin Group (USA) Inc. ....................  United States (Delaware)                         100%
The Penguin Publishing Co Ltd. ..............  England and Wales                                100%
Dorling Kindersley Holdings Ltd. ............  England and Wales                                100%

PROPERTY, PLANT AND EQUIPMENT

     Our headquarters is located at leasehold premises in London, England. We own or lease approximately 280 properties in 24 countries worldwide, the majority of which are located in the United Kingdom and the United States.

     All of the properties owned and leased by us are suitable for their respective purposes and are in good operating condition.

     We own the following principal properties:

GENERAL USE OF PROPERTY                        LOCATION                                 AREA IN SQUARE FEET
-----------------------                        --------                                 -------------------
Warehouse....................................  Pittstown, Pennsylvania, USA                   510,000
Warehouse....................................  LaPorte, Indianapolis, USA(1)                  437,000
Warehouse....................................  Kirkwood, New York, USA                        409,000
Offices......................................  Iowa City, Iowa, USA                           310,000
Offices......................................  Old Tappan, New Jersey, USA                    211,900
Warehouse/office.............................  Cedar Rapids, Iowa, USA                        205,000
Offices......................................  Reading, Massachusetts, USA(1)                 158,527
Offices......................................  London, UK                                     152,986
Printing/Processing..........................  Owatonna, Minnesota, USA                       128,000
Printing/Processing..........................  Columbia, Pennsylvania, USA                    121,400
Offices......................................  Eagan, Minnesota, USA                          109,500
Offices......................................  Mesa, Arizona, USA                              96,000

---------------

(1)  Held for sale.

     We lease the following principal properties:

GENERAL USE OF PROPERTY                        LOCATION                                 AREA IN SQUARE FEET
-----------------------                        --------                                 -------------------
Warehouses/Offices...........................  Lebanon, Indiana, USA                         1,091,400
Warehouse/Offices............................  Cranbury, New Jersey, USA                       886,700
Warehouse....................................  Indianapolis, Indiana, USA                      737,850
Warehouse/Offices............................  Rugby, UK                                       476,000
Offices......................................  Upper Saddle River, New Jersey, USA             474,801
Offices......................................  Hudson St., New York, USA                       302,000
Offices......................................  London, UK                                      273,000
Warehouse/Offices............................  Austin, Texas, USA                              226,100
Warehouse....................................  Scoresby, Victoria, Australia                   215,280
Offices......................................  Bloomington, Minnesota, USA                     151,056
Offices......................................  Parsippany, New Jersey, USA                     143,800
Offices......................................  Avenue of the Americas, New York, USA           101,000
Offices......................................  Harlow, UK                                       98,000
Offices......................................  Bedford, Massachusetts, USA                      80,348
Offices......................................  Madrid, Spain                                    72,839
Offices......................................  Camberwell, Victoria, Australia                  52,656

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis is based on and should be read in conjunction with the consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report. The financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Note 34 to our consolidated financial statements, included in "Item 17. Financial Statements", provides a description of the significant differences between UK GAAP and US GAAP as they relate to our business and provides a reconciliation to US GAAP.

GENERAL OVERVIEW

INTRODUCTION

     Sales declined from L4,320 million in 2002 to L4,048 million in 2003, a decrease of 6%. Increased sales in the book businesses could not offset the absence of the one-off Transportation Security Administration, or TSA, contract to recruit 64,000 security personnel for US airports, which contributed over L250 million to sales in 2002. This contract was awarded in March 2002 and was substantially completed by the end of 2002. Sales were also adversely affected by adverse trading conditions for the advertising and technology-related businesses. The impact of the sales decline was offset by cost reductions and, together with a reduced charge for goodwill amortization, this resulted in a 58% increase in operating profit from L143 million in 2002 to L226 million in 2003.

     A L152 million profit before taxation in 2003 compares to a loss before taxation of L25 million in 2002. The increase of L177 million reflects the improved operating profit performance of L83 million, a reduction in losses on sale of businesses and investments of L43 million and a fall in net finance costs of L51 million. The improved operating profit was mainly driven by the reduced charge for goodwill amortization and the absence of any goodwill impairments in 2003. The goodwill amortization charge fell by L66 million in 2003 mainly due to Family Education Network and our investment in Marketwatch.com, where the final amortization charges were incurred in the first half of 2003. Losses on the sale of businesses and investments in 2002, principally on the sale of the Forum business, were not repeated in 2003 and finance costs benefited from the reduction in average net debt and a general fall in interest rates. Net finance costs also fell in 2003 compared to 2002 as the previous year charge included L37 million for cancellation of certain swap contracts and the early repayment of debt following the re-balancing of the Group's debt portfolio on the receipt of proceeds from the RTL disposal at the start of that year.

     Net cash inflow from operating activities declined from L529 million in 2002 to L359 million in 2003. Two significant factors adversely affected an otherwise improved performance. Penguin's publishing schedule was particularly concentrated in the fourth quarter, pushing collections into 2004, and the TSA has not yet paid $151 million relating to 2002 sales. We are discussing the post-contract audit and payment with the TSA. We expect this process to be completed in 2004, and that we will receive payment of this outstanding amount, although the timing of the receipt remains uncertain. Capital expenditure was held below depreciation in 2003 and, on an average basis excluding the effect of the TSA contract, the use of working capital improved slightly from 2002. Cash spend on interest and tax reduced by L76 million from 2002. Cash outflow on acquisitions net of disposal proceeds was L11 million and, after dividends paid of L188 million and a favorable currency movement of L117 million, overall net borrowings (excluding finance leases) fell 3% from L1,408 million at the end of 2002 to L1,361 million at the end of 2003.

OUTLOOK

     In 2004, we expect to make further progress in improving our earnings per share, cash flow and return on invested capital at constant 2003 exchange rates. At this stage the outlook for our major businesses is as follows:

Pearson Education

     Revenues at Pearson Education's School business are expected to be broadly in line with 2003, as growth in testing and digital learning offset lower sales in US school publishing. School business publishing margins are expected to decline by 1 to 2 percentage points but progress is expected elsewhere in the School business. We are continuing to invest in our programs in key subjects and in 2005, based on the current state adoption schedule, we expect revenues at our School business to grow significantly with a margin recovery. Full implementation of No Child Left Behind from 2005 and improving state budgets in the US should benefit our testing and digital learning business.

     In 2004, we expect our US Higher Education sales to grow in the 4% to 6% range, gaining share with a strong publishing schedule, our online services and custom publishing. We expect our Professional businesses to show sales and profit growth in 2004, even as we invest in our new professional testing centers.

FT Group

     Advertising trends at our business newspapers have shown improvement in the first few months of 2004 with the rate of decline slowing. Forward bookings are running a little ahead of the comparative period in 2003 at all our business newspapers. Although the outlook for our business newspapers remains uncertain, we expect the cost actions we have taken to reduce the losses at the Financial Times in 2004 even without an advertising recovery. Recoletos has reported a pick-up in advertising revenues in April, following the impact of the Madrid bombings in March, and announced the launch of a network of Spanish-language newspapers in the United States. We expect Interactive Data to deliver another strong performance.

The Penguin Group

     Penguin faces tough sales and profit comparisons after another record year in 2003, but we expect to grow faster than the consumer publishing market with another strong publishing schedule. In 2004, Penguin will increase investment in its publishing and in initiatives to reach new readers. We expect Penguin to deliver a good cash performance, even though its publishing schedule will again be concentrated in the fourth quarter.

SALES INFORMATION BY OPERATING DIVISION

     The following table shows sales information for each of the past three years by operating division:

                                                              YEAR ENDED DECEMBER 31
                                                              -----------------------
                                                              2003     2002     2001
                                                              -----    -----    -----
                                                               LM       LM       LM
Pearson Education...........................................  2,451    2,756    2,604
FT Group....................................................    757      726      801
The Penguin Group...........................................    840      838      820
                                                              -----    -----    -----
TOTAL.......................................................  4,048    4,320    4,225
                                                              =====    =====    =====

SALES INFORMATION BY GEOGRAPHIC MARKET SUPPLIED

     The following table shows sales information for each of the past three years by geographic region:

                                                              YEAR ENDED DECEMBER 31
                                                              -----------------------
                                                              2003     2002     2001
                                                              -----    -----    -----
                                                               LM       LM       LM
United Kingdom..............................................    474      411      433
Continental Europe..........................................    463      419      446
North America...............................................  2,742    3,139    2,975
Asia Pacific................................................    255      249      241
Rest of World...............................................    114      102      130
                                                              -----    -----    -----
TOTAL.......................................................  4,048    4,320    4,225
                                                              =====    =====    =====

EXCHANGE RATE FLUCTUATIONS

     We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was $1.63 in 2003, $1.51 in 2002 and $1.44 in 2001. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. The Group generates approximately 65% of its sales in US dollars and a five cent change in the average exchange rate for the full year has an impact of approximately 1 pence on earnings per share. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for more information.

CRITICAL ACCOUNTING POLICIES

     Our consolidated financial statements, included in Item 17. "Financial Statements", are prepared based on the accounting policies described in Note 1 to the consolidated financial statements which are in conformity with UK GAAP, which differs in certain significant respects from US GAAP.

     The preparation of our consolidated financial statements in conformity with UK GAAP, and the reconciliation of these financial statements to US GAAP as described in Note 34, requires management to make estimates and assumptions that affect the carrying value of assets and liabilities at the date of the consolidated financial statements and the reported amount of sales and expenses during the periods reported in these financial statements. Certain of our accounting policies require the application of management judgment in selecting assumptions when making significant estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable.

     We believe that the following are our more critical accounting policies used in the preparation of our consolidated financial statements that could have a significant impact on our future consolidated results of operations, financial position and cash flows. Actual results could differ from estimates.

Revenue Recognition

     Sales represent the amount of goods or services, net of value added tax and other sales taxes, and excluding any trade discounts and anticipated returns, provided to external customers and associates.

     Circulation and advertising revenue is recognized when the newspaper or other publication is published. Subscription revenue is recognized on a straight-line basis over the life of the subscription.

     Revenue from the sale of books is recognized when the goods are shipped, when persuasive evidence of an arrangement exists, when the fee is fixed and determinable, and when collectibility is probable. A provision for sales returns is made so as to allocate these returns to the same period as the original sales are recorded. The returns provision is an estimate based on historical return rates. If these estimates do not reflect actual returns in future periods then revenues could be under or over stated for a particular period.

     Revenue from long-term service contracts, such as contracts to process qualifying tests for individual professions and government departments, is recognized over the contract term as the services are delivered. The assumptions, risks, and uncertainties inherent in long-term contract accounting can affect the amounts and timing of revenue and related expenses reported. Losses on long-term services contracts are recognized in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Changes in conditions may result in revisions to estimated costs and earnings during the course of the contract and the cumulative impact of such revisions are reflected in the accounting period in which the facts that require the revision became known.

     On certain contracts, where the Group acts as agent, only commissions and fees receivable for services rendered are recognized as revenue. Any third party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

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

Deferred Tax

     Deferred tax assets and liabilities require management judgment in determining the amounts to be recognized, and in particular, the extent to which deferred tax assets can be recognized. Under Financial Reporting Standard 19 Deferred Tax, the UK generally accepted accounting principle which we adopted in 2002, we recognize a deferred tax asset in respect of tax losses and other timing differences. We recognize deferred tax assets to the extent that they are recoverable, based on the probability that there will be future taxable income against which these tax losses and other timing differences may be utilized. We regularly review our deferred tax assets to ensure that they are recoverable and have exercised significant judgments when considering the timing and level of future taxable income, our business plans and any future tax planning strategies in our assessment of recoverability. If a deferred tax asset is not considered recoverable, a valuation allowance is recorded to the extent that recoverability is not deemed probable.

Amortization and Impairment of Goodwill

     In accordance with UK GAAP, capitalized goodwill is amortized over its estimated useful life, not exceeding 20 years. The estimated useful life is determined after taking into account such factors as the nature and age of the business and the stability of the industry in which the acquired business operates as well as typical life spans of the acquired products to which the goodwill attaches. The estimated useful lives ascribed to goodwill range from 3 to 20 years. Goodwill relating to acquisitions in the more established book publishing businesses is typically written off over 20 years while goodwill relating to less established businesses, for example internet-related businesses, where there is no consistent record of profitability, are being written off over 3 to 5 years. The charge for goodwill amortization is a significant item in arriving at our operating profit in the financial statements, and the estimation of useful life can therefore have a material effect on the results. Under US GAAP, we ceased amortization of goodwill in 2002 and test goodwill for impairment at least annually.

     Under UK GAAP, the carrying value of goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable whereas under US GAAP it is tested at least annually. Changes in circumstances resulting in a more frequent impairment review may include, but are not limited to, a significant change in the extent or manner in which acquired assets are being used to support the business, continued operating losses and projection of future losses associated with the use of assets or businesses acquired, significant changes in legal or regulatory environments affecting the use and value of the assets, and adverse economic or industry trends.

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

     Under UK GAAP, impairments of goodwill will be evaluated on a discounted cash flow basis for each acquisition, where there is a triggering event to indicate a potential impairment or where there has been a previous impairment. Impairment evaluations under US GAAP will be prepared at a reporting unit level as defined by Statement of Financial Accounting Standards ("SFAS") No. 142 and will incorporate a two-stage impairment test. It is possible that an impairment may be required under one set of accounting principles and not the other.

Investments

     Management reviews the carrying value of investments annually and records a charge to profit if an other-than-temporary decline in the carrying value is deemed to have arisen. To assess the recoverability of the carrying value of our investments and to determine if a write-down in carrying value is other-than-temporary, we consider several factors such as the investee's ability to sustain an earnings capacity which would justify the carrying amount, the current fair value (using quoted market prices, when available), the length of time and the extent to which the fair value has been below carrying value, the financial condition and prospects of the investees, and the overall economic outlook for the industry. The evaluation of such factors involves significant management judgment and estimates in determining when a decline in value is other-than-temporary and ascribing fair value where there is no quoted market value. Changes in such estimates could have a material impact on our financial position and results of operations.

UK GAAP AND US GAAP

     We prepare our financial statements in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Our profit for the financial year ended December 31, 2003 under UK GAAP was L55 million compared with a profit of L183 million under US GAAP for the same year. The loss for the financial year ended December 31, 2002 under UK GAAP was L111 million, compared with a profit of L198 million under US GAAP for the same year. The loss for the financial year ended December 31, 2001 under UK GAAP was L423 million compared with a loss of L1,500 million under US GAAP for the same year.

     Equity shareholders' funds at December 31, 2003 under UK GAAP were L2,952 million compared with L3,352 million under US GAAP. Equity shareholders' funds at December 31, 2002 under UK GAAP were L3,338 million compared with L3,708 million under US GAAP.

     The main differences between UK GAAP and US GAAP relate to goodwill and intangible assets, acquisition and disposal adjustments, derivatives, pensions and stock based compensation. These differences are discussed in further detail under "-- Accounting Principles" and in Note 34 to the consolidated financial statements.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

CONSOLIDATED RESULTS OF OPERATIONS

Sales

     Our total sales decreased by L272 million to L4,048 million in 2003, from L4,320 million in 2002. The decrease was mainly attributable to Pearson Education's Professional business where the shortfall was due to the absence of sales from the L250 million TSA contract and the effect of foreign currency exchange. The strength of sterling compared to the US dollar had a significant negative effect on sales, and we estimate that had the 2002 average rates prevailed in 2003, sales would have been higher by L181 million. In constant exchange rate terms the School and Higher Education businesses increased sales in 2003 by 8% and 6% respectively. The School business was helped by the acquisition of 75% of London Qualifications, the UK testing business, in the first half of 2003 that contributed additional sales of L89 million. Penguin saw a small increase in sales even after the adverse effect of foreign currency movements as the schedule of new titles enabled Penguin to grow ahead of the industry despite tough conditions for backlist publishing in the US. The FT Group sales were slightly ahead of last year mainly due to Interactive Data where sales increased for the fourth consecutive year in a difficult marketplace (even after excluding additional sales generated from the acquisition of ComStock at the beginning of 2003). Our business newspapers continued to suffer from the corporate advertising recession which have seen advertising volumes at the Financial Times newspaper fall almost two-thirds since their peak in 2000.

     Pearson Education, our largest business sector, accounted for 61% of our sales in 2003, compared to 64% in 2002. North America continued to be the most significant source of our sales although sales in the region decreased, as a proportion of total sales, to 67% in 2003, compared to 72% in 2002. Some of this decrease, however, reflects the comparative strength of sterling and the euro compared to the US dollar.

Cost of Sales and Net Operating Expenses

     The following table summarizes our cost of sales and net operating expenses:

                                                                 YEAR ENDED
                                                                DECEMBER 31
                                                              ----------------
                                                               2003      2002
                                                              ------    ------
                                                                LM        LM
COST OF SALES...............................................  (1,910)   (2,064)
                                                              ======    ======
Distribution costs..........................................    (239)     (233)
Administration and other expenses...........................  (1,724)   (1,888)
Other operating income......................................      51        59
                                                              ------    ------
NET OPERATING EXPENSES......................................  (1,912)   (2,062)
                                                              ======    ======

     Cost of Sales. Cost of sales consists of costs for raw materials, primarily paper, production costs and royalty charges. Our cost of sales decreased by L154 million, or 7%, to L1,910 million in 2003, from L2,064 million in 2002. The decrease mainly reflected the decrease in sales over the period with overall gross margins remaining consistent. Cost of sales as a percentage of sales improved slightly to 47% in 2002 from 48% in 2002.

     Distribution Costs. Distribution costs consist primarily of shipping costs, postage and packing.

     Administration and Other Expenses. Our administration and other expenses decreased by L164 million, or 9%, to L1,724 million in 2003, from L1,888 million in 2002. Administration and other expenses as a percentage of sales decreased to 43% in 2003, from 44% in 2002. Included within administration and other expenses is the charge for goodwill amortization and impairment relating to subsidiaries. Total goodwill amortization, including that relating to associates (L7 million in 2003; L48 million in 2002) decreased by L66 million to L264 million in 2003, from L330 million in 2002. The main reason for this decrease over last year is Family Education Network and our interest in Marketwatch.com, where the final amortization charges were incurred in the first half of 2003. In 2002, we also took a goodwill impairment charge of L10 million relating to a subsidiary of Recoletos in Argentina while in 2003 no impairment charges were deemed necessary. Also included in administration and other costs are the one-off costs of integrating significant recent acquisitions into our existing businesses. The last of these significant acquisitions occurred in 2000 and the final costs of integration of L10 million relating to Pearson NCS and Dorling Kindersley were incurred in 2002 with no further charges in 2003.

     After excluding goodwill charges and integration costs, administration and other expenses were L1,467 million in 2003 compared to L1,586 million in 2002. The improvement of L129 million includes the beneficial effect of foreign currency exchange, the results of cost saving measures taken in 2002 and 2003 and a reduced spend on internet enterprises.

     Other Operating Income. Other operating income mainly consists of sub-rights and licensing income and distribution commissions. Other operating income decreased to L51 million in 2003 from L59 million in 2002 with the decrease coming at both Pearson Education and Penguin where distribution commissions we receive for distributing third parties' books has continued to decline.

Operating Profit/Loss

     The total operating profit in 2003 of L226 million compares to a profit of L143 million in 2002. This increase was principally due to a L76 million reduction in the total goodwill charge and the absence of integration costs. Operating profit was adversely affected by the impact of reduced profits at Pearson Education's Professional business, due to the absence of the prior year TSA contract, but this was offset by growth in School and Higher Education, Interactive Data and Penguin. In addition there were reduced losses following disposals and rationalization of the FT Knowledge business. In 2003, operating profit was adversely affected by the weakening of the US dollar against sterling. We estimate that had the 2002 average rates prevailed in 2003, operating profit before goodwill charges would have been L27 million greater.

     Operating profit attributable to Pearson Education increased by L31 million, or 41%, to L106 million in 2003, from L75 million in 2002. The increase was due to a L37 million reduction in goodwill amortization, a L7 million reduction in integration costs, increases in profit reported by the School and Higher Education businesses of L12 million and L6 million respectively and the cessation of losses from FT Knowledge (a L12 million loss in 2002). Offsetting these favorable variances was the sharp reduction in profits in the Professional business of L43 million caused by both the absence of the prior year contribution from the TSA contract and further current year TSA contract close-out costs.

     Operating profit attributable to the FT Group increased by L45 million to L50 million in 2003, from L5 million in 2002. The increase was largely due to a L39 million reduction in goodwill amortization and impairment charges. In addition a strong performance from Interactive Data was enough to offset the increased losses at the Financial Times newspaper following a continuing decline of the business advertising market.

     Operating profit attributable to the Penguin Group increased by L4 million, or 6%, to L70 million in 2003, from L66 million in 2002. The profit increase reflected the continued growth in sales and improved margins.

     In 2003, we continued to integrate our book publishing operations around the world. In Australia and Canada, the first two markets where we combined Penguin and Pearson Education into one company, profits improved with operating profit growth in double digits for both companies. In the UK, we are shortly to move to a single shared warehouse and distribution center and, in the US, we continue to consolidate back office operations.

Non-operating Items

     Profit before taxation on the sale of fixed assets, investments, businesses and associates was L6 million in 2003 compared to a loss of L37 million in 2002. In 2003 the principal item was a profit of L12 million on the sale of an associate investment in Unedisa by Recoletos. In 2002, the principal items were a profit of L18 million relating to the completion of the sale of the RTL Group and a provision of L40 million for the loss on sale of our Forum business, which completed in January 2003. Other items in 2002 included a loss on sale of PH Direct of

L8m, a profit of L3 million on finalization of the sale of the Journal of Commerce by the Economist and various smaller losses on investments and property.

Net Finance Costs

     Net finance costs consist primarily of net interest expense related to our borrowings. Our total net interest payable decreased by L51 million, or 39%, to L80 million in 2003, from L131 million in 2002. Our average net debt decreased by L157 million from L1,891 million in 2002 to L1,734 million in 2003, while our year end indebtedness (excluding finance leases) decreased to L1,361 million in 2003 compared to L1,408 million in 2002 due to foreign exchange movements. Interest decreased as a result of the lower average net debt and the effect of a general fall in interest rates during the year. The weighted average three month London Interbank Offered ("LIBOR") rate, reflecting our borrowings in US dollars, euro and sterling, fell by 75 basis points, or 0.75%. The impact of these falls was dampened by our treasury policy in 2003 of having 40-65% of net debt at fixed interest rates. As a result, our net interest rate payable averaged approximately 4.6% in 2003, improving from 5.0% in 2002. During 2002 we took an additional one-off charge of L37 million for cancellation of certain swap contracts and the early repayment of debt following the re-balancing of the Group's debt portfolio on the receipt of the RTL Group proceeds. For a more detailed discussion of our borrowings and interest expenses see "-- Liquidity and Capital Resources -- Capital Resources" and "-- Borrowing" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Taxation

     The overall taxation charge for 2003 was L75 million, compared to a charge of L64 million in 2002. In 2003 the Group recorded a total pre-tax profit of L152 million and the high rate of tax came about mainly because there was only very limited tax relief available for goodwill charged in the profit and loss account. The total tax charge in 2003 also included credits of L56 million relating to prior year items; these reflect a combination of settlements with the Inland Revenue authorities and changes to deferred tax balances. In 2002 there was a total pre-tax loss of L25 million, which was also the result of only very limited tax relief available for goodwill. In 2002 there was also a tax credit of L45 million attributable to the resolution of the tax position on the disposal in 1995 of the group's remaining interest in BSkyB.

Minority Interests

     Minority interests principally consist of the public's 39% interest in Interactive Data and 21% interest in Recoletos.

Profit for the Financial Year

     The profit for the financial year after taxation and equity minority interests in 2003 was L55 million compared to a loss in 2002 of L111 million. The overall change of L166 million was mainly due to the reduced goodwill amortization and impairment charges and lower interest payments. There was also a profit on the sale of fixed assets, investments, businesses and associates in 2003 compared to the loss in 2002.

Earnings Per Ordinary Share

     The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 6.9 pence in 2003 compared to a loss of 13.9 pence in 2002 based on a weighted average number of shares in issue of 794.4 million in 2003 and 796.3 million in 2002. This increase was due to the return to profit for the financial year described above and was not significantly affected by the decrease in the weighted average number of shares.

     In 2003 the diluted earnings per ordinary share was also 6.9 pence as the effect of dilutive share options was not significant. The Group made a loss for the financial year in 2002 and the effect of share options was therefore anti-dilutive and a diluted loss per ordinary share was shown as being equal to the basic loss of 13.9 pence.

Exchange Rate Fluctuations

     The weakening of the US dollar against sterling on an average basis had a negative impact on reported sales and profits in 2003 compared to 2002. We estimate that if the 2002 average rates had prevailed in 2003, sales would have been higher by L181 million and operating profit would have been higher by L27 million. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for a discussion regarding our management of exchange rate risks.

SALES AND OPERATING PROFIT BY DIVISION

     The following table summarizes our operating profit and results from operations for each of Pearson's divisions. Results from operations are included as they are a key financial measure used by management to evaluate performance and allocate resources to business segments, as reported under SFAS 131. Since 1998 we have reshaped the Pearson portfolio by divesting of non-core interests and investing in educational publishing and testing, consumer publishing and business information companies. During this period of transformation management have used results from operations to track underlying core business performance. An analysis of operating profit is included in the table below:

                                                                YEAR ENDED DECEMBER 31
                                                              --------------------------
                                                                 2003           2002
                                                              -----------    -----------
                                                               LM      %      LM      %
                                                              ----    ---    ----    ---
OPERATING PROFIT
Pearson Education...........................................   106     47      75     51
FT Group....................................................    50     22       5      4
The Penguin Group...........................................    70     31      66     45
                                                              ----    ---    ----    ---
CONTINUING OPERATIONS.......................................   226    100     146    100
                                                              ====    ===    ====    ===
COMPRISED OF:
GOODWILL AMORTIZATION
Pearson Education...........................................  (207)          (244)
FT Group....................................................   (36)           (65)
The Penguin Group...........................................   (21)           (18)
                                                              ----           ----
CONTINUING OPERATIONS.......................................  (264)          (327)
                                                              ====           ====
GOODWILL IMPAIRMENT
Pearson Education...........................................    --             --
FT Group....................................................    --            (10)
The Penguin Group...........................................    --             --
                                                              ----           ----
CONTINUING OPERATIONS.......................................    --            (10)
                                                              ====           ====
INTEGRATION COSTS
Pearson Education...........................................    --             (7)
FT Group....................................................    --             --
The Penguin Group...........................................    --             (3)
                                                              ----           ----
CONTINUING OPERATIONS.......................................    --            (10)
                                                              ====           ====
RESULTS FROM OPERATIONS
Pearson Education...........................................   313     64     326     66
FT Group....................................................    86     17      80     16
The Penguin Group...........................................    91     19      87     18
                                                              ----    ---    ----    ---
CONTINUING OPERATIONS.......................................   490    100     493    100
                                                              ====    ===    ====    ===

---------------

(1) Discontinued operations contributed Lnil to both operating profit and results from operations in 2003. The equivalent figures in 2002 were Lnil and a loss of L3 million respectively. See Note 2.

Pearson Education

     Pearson Education's sales decreased by L305 million, or 11%, to L2,451 million in 2003 from L2,756 million in 2002, as good growth in our School and Higher Education businesses was reduced due to the effect of the weakening US dollar and the Professional business could not fill the gap left by the absence of the TSA contract. Pearson Education's 2003 sales comprised 61% of Pearson's total sales. Results from operations decreased by L13 million or 4% from L326 million in 2002 to L313 million in 2003. The decrease can be attributed to the reduction at the Professional business caused by both the absence of the prior year contribution from the TSA contract and further TSA contract close out costs recognized this year. Offsetting this were strong performances in School and Higher Education as margins improved and the cessation of losses at FT Knowledge following disposals and reorganization of that business.

     The School business sales increased by L25 million, or 2%, to L1,176 million in 2003, from L1,151 million in 2002 and results from operations increased by L12 million, or 10%, to L127 million in 2003 from L115 million in 2002. Both sales and results were adversely affected by the weakening US dollar and we estimate that had 2002 average rates prevailed in 2003 then sales would have been approximately L72 million higher than reported and results from operations L8 million higher than reported. In the US our textbook publishing business grew as our Pearson Scott Foresman and Pearson Prentice Hall imprints increased revenues ahead of the overall basal market growth. Our new elementary social studies program took a market share of more than 50% in adoption states, helping Pearson to take the leading position in new adoptions with a share of approximately 29%. Sales at our supplementary publishing business were lower than in 2002 as we discontinued some unprofitable product lines and were affected by industry-wide weakness in state budgets. Although the same pressures reduced sales at our School digital learning business, strong cost management enabled it to return to a small profit in 2003. In School testing, 2003 revenues were a little ahead of 2002, and we won more than $300 million worth of new multi-year contracts which we expect will boost sales from 2005, when the US Federal Government's No Child Left Behind accountability measures become mandatory.

     Outside the US, the School business sales increased with good growth in English Language Teaching and in our School publishing operations in Hong Kong, South Africa, the UK and Middle East. Our 75% owned UK testing business, London Qualifications, contributed sales of L89 million following its acquisition in the first half of 2003.

     The Higher Education business saw a decline in sales of L3 million, to L772 million in 2003, from L775 million in 2002. Results from operations increased by L6 million, to L148 million in 2003, from L142 million in 2002. Both sales and results were adversely affected by the weakening US dollar, and we estimate that had 2002 average rates prevailed in 2003 then sales would have been approximately L49 million higher than reported and results from operations L10 million higher than reported. Though the industry growth slowed a little in 2003, we expect the long-term fundamentals of growing enrolments, a boom in community colleges and a strong demand for post-secondary qualifications to more than offset the impact of state budget weakness and rising tuition fees.

     Our Higher Education business also benefited from a strong schedule of first editions including Faigley's Penguin Handbook in English Composition, Wood & Wood's Mastering World Psychology and Jones & Wood's Created Equal in American History. The use of technology continues to distinguish our learning programs, with almost one million students now following their courses through our paid-for online sites, an increase of 30% on last year, and a further 1.4 million using our free online services. Our market-leading custom publishing business, which creates personalized textbook and online packages for individual professors and faculties, grew revenues by 35%, with sales exceeding $100m for the first time. Outside the US, our Higher Education imprints saw strong growth in key markets including Europe and Canada, solid local publishing and the introduction of our custom publishing model.

     Sales and results from operations were significantly lower in our Professional business, caused by both the absence of the prior year contribution from the TSA contract and the further current year close out costs, together with the impact of the weakening US dollar. Sales decreased by L281 million, to L503 million in 2003, from L784 million in 2002. Results from operations decreased by L43 million, to L38 million in 2003, from L81 million in 2002. The $151 million receivable previously reported as outstanding from the TSA contract remains unpaid.

Like many federal government contracts, this is the subject of a government audit. The audit is continuing, we are providing back-up information to support its completion, and we are in discussions with the TSA about the audit and payment. We currently expect this process to be completed in 2004, and that we will receive payment of the $151 million, although the timing of the receipt of the receivable remains uncertain. TSA apart, our Government Solutions business grew by 39%, benefiting from new contracts with the Department of Health and the USAC. The Professional Testing business, which had revenues of approximately $100 million in 2003, 51% higher than in 2002 excluding TSA, won more than $600 million of new long-term contracts. These include testing learner drivers for the UK's Driving Standards Agency, business school applicants for the Graduate Management Admissions Test and securities professionals for the National Association of Securities Dealers. In 2004 we will invest in the expansion of our international network of testing centers to support these contracts, from which we expect to generate significant revenue and profit growth from 2005. Our worldwide technology publishing operations maintained margins despite a drop in revenues. After a severe three-year technology recession, in which our publishing revenues have fallen by 36%, the rate of decline now appears to be slowing, particularly in the US.

FT Group

     Sales at the FT Group increased L31 million or 4%, from L726 million in 2002 to L757 million in 2003 and results from operations increased by L6 million, or 8%, from L80 million in 2002 to L86 million in 2003. The main contributors to the sales increase were Interactive Data and Recoletos. Interactive Data posted a 10% sales increase despite the negative impact of exchange as it benefited from the acquisition of ComStock, in February 2003. Recoletos sales growth resulted primarily from the strength of the euro, as the reported growth in sales of 14% would have been only 4 % if the average rate for the euro in 2002 had prevailed in 2003. For our business newspapers, 2003 was the third year of a corporate advertising recession which has seen advertising volumes at the Financial Times fall almost two-thirds since their peak in 2000. To compensate for this, we have reduced the FT's cost base by more than L100 million over the same period.

     Results from operations at the Financial Times ("FT") decreased by L9 million over 2002 as advertising revenues fell by L23m and we invested some L10m in the newspaper's continued expansion around the world. Advertising revenues were down 15% as industry conditions remained tough for the FT's key advertising categories of corporate finance, technology and business to business. The advertising declines were significantly worse immediately before and during the war in Iraq, but the rate of decline began to slow towards the end of the year, helped by growth in US, online and recruitment advertising. The newspaper's circulation in the six months ended January 31, 2004 was 433,000, 4% lower than in the same period last year, although FT.com's subscribers are some 50% higher at 74,000. The launch of our Asian edition in September 2003 completed the FT's global network of four regional newspaper editions, backed up by a single editorial, commercial and technology infrastructure and by FT.com.

     Results from operations at Les Echos decreased from 2002, reflecting continuing declines in advertising revenues and investment in the newspaper's relaunch. Average circulation for the year was down 4% to 116,400, but the September 2003 relaunch generated a positive response, with newsstand sales in the final quarter up 4% against a market decline of 6%. Despite a continued decline in the advertising market, FT Business posted profit growth, due to tight cost management.

     Results from operations at the FT's associates and joint ventures showed a profit of L3 million (L6 million loss in 2002) with good progress at FT Deutschland, our joint venture with Gruner + Jahr, and at the Economist Group, in which Pearson owns a 50% interest. FT Deutschland's average circulation for 2003 was 92,000, an increase of 9% on the previous year and advertising revenues increased in a declining market. The Economist Group increased its results from operations despite further revenue declines, reflecting additional measures to reduce costs. The Economist's circulation growth continued, with average weekly circulation 3% higher at 908,000.

     Sales at Recoletos, were up 4% (at constant exchange rates) as its consumer titles, including sports newspaper Marca, performed strongly, more than offsetting further advertising revenue decline at business newspaper Expansion. Results from operations were 3% lower as Recoletos invested in existing and new titles. Average circulation at Marca increased 3% to 391,000, and at Expansion fell 3% to 46,000.

     Interactive Data grew its sales in a declining market for the fourth consecutive year. Sales increased by 10% and results from operations increased by 16%, despite continuing weakness in the market for financial services as institutions focused on containing costs. The performance was helped by strong institutional renewal rates, which continue to run at more than 95%, the addition of new asset classes to its core pricing services, the successful launch of new services and the acquisition of ComStock. Interactive Data continued to extend its range of services by marketing new products such as the Fair Value Information service, which has been installed in many leading financial institutions, as well as by enhancing existing products at CMS BondEdge with a new credit risk module and at eSignal with increased international exchange data. Interactive Data further enhanced its product offering with the acquisition of ComStock's real-time market data services.

The Penguin Group

     The Penguin Group increased sales to L840 million in 2003 from L838 million in 2002 and increased its results from operations to L91 million in 2003 from L87 million in 2002. In the US, our largest market, accounting for around two-thirds of sales, our best ever schedule of new titles enabled Penguin to grow ahead of the industry despite tough conditions for backlist publishing. In the UK our backlist performed well, helped by the relaunch of Penguin Classics and BBC's The Big Read.

     Penguin's best-selling books included Sue Monk Kidd's debut novel The Secret Life of Bees (2.3 million copies sold), John Steinbeck's East of Eden (1.5 million), Al Franken's Lies and the Lying Liars Who Tell Them (1.1 million), Scott Berg's Kate Remembered (0.5 million), Paul Burrell's A Royal Duty (0.9 million), Madonna's The English Roses and Mr Peabody's Apples (1.2 million) and Michael Moore's Stupid White Men (0.8 million). Dorling Kindersley faced a tough backlist market but benefited from three major new titles: America 24/7, Tom Peters' Re-Imagine! and an e-Encyclopaedia published in association with Google.

     We increased spending on authors' advances as we invested in a number of new imprints including Portfolio (business books), Gotham (non-fiction), and The Penguin Press (non-fiction), which has already signed almost 100 authors, including Alexandra Fuller, Ron Chernow and John Berendt. We signed new multi-book deals with a number of our most successful authors including Catherine Coulter and Nora Roberts, whose books have spent a total of 71 weeks at number one on the New York Times bestseller list.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

CONSOLIDATED RESULTS OF OPERATIONS

Sales

     Our total sales increased by L95 million to L4,320 million in 2002, from L4,225 million in 2001. The increase was mainly attributable to Pearson Education and in particular to strong performances in our Professional division and Higher Education division. The L152 million increase at Pearson Education and an L18 million increase at The Penguin Group was partially offset by the decline in FT Group revenues principally due the continuing advertising downturn. Sales were also adversely affected by the strength of sterling compared to the US dollar. We estimate that had the 2001 average rates prevailed in 2002, sales would have been higher by L163 million.

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

Cost of Sales and Net Operating Expenses

     The following table summarizes our cost of sales and net operating expenses:

                                                                 YEAR ENDED
                                                                DECEMBER 31
                                                              ----------------
                                                               2002      2001
                                                              ------    ------
                                                                LM        LM
COST OF SALES...............................................  (2,064)   (1,902)
                                                              ======    ======
Distribution costs..........................................    (233)     (233)
Administration and other expenses...........................  (1,888)   (2,136)
Other operating income......................................      59        66
                                                              ------    ------
NET OPERATING EXPENSES......................................  (2,062)   (2,303)
                                                              ======    ======

     Cost of Sales. Cost of sales consists of costs for raw materials, primarily paper, production costs and royalty charges. Our cost of sales increased by L162 million, or 9%, to L2,064 million in 2002, from L1,902 million in 2001. The increase partly reflects the increase in sales over the period, but there was a reduction in overall gross margins as cost of sales as a percentage of sales increased to 48% in 2002 from 45% in 2001. The main reason for the deterioration in overall gross margins was the sales mix effect with Pearson Education contributing more of our group sales in 2002 than in 2001 and FT Group (which has generally higher margins than the rest of the group) contributing a smaller proportion of group sales in 2002 compared to 2001.

     Distribution Costs. Distribution costs consist primarily of shipping costs, postage and packing.

     Administration and other expenses. Our administration and other expenses reduced by L248m, or 12%, to L1,888 million in 2002, from L2,136 million in 2001. Administration and other expenses as a percentage of sales decreased to 44% in 2002, from 51% in 2001. Administration and other expenses in 2002 included a charge of L10 million in respect of the costs of the integration of DK and NCS, goodwill amortization of L282 million and a charge for goodwill impairment of L10 million. In 2001, administration and other expenses included a charge of L74 million in respect of the integration of DK and NCS, goodwill amortization of L292 million and a charge for goodwill impairment of L58 million. Goodwill amortization, impairment and integration costs are described further in the following paragraphs. Excluding these charges in 2002 and 2001, administration and other expenses were 37% of sales in 2002 compared to 41% in 2001. The improvement in 2002 was mainly due to the lower level of expenditure on our internet enterprises.

     Total goodwill amortization, including that relating to associates (L48 million in 2002; L83 million in 2001) decreased by L45 million to L330 million in 2002, from L375 million in 2001. The main reason for this decrease over last year is reduced amortization from the RTL Group following its disposal at the beginning of 2002. Goodwill is amortized over its estimated useful life, not exceeding 20 years, and thus this charge is expected to continue for the foreseeable future.

     A charge for goodwill impairment of L10 million was incurred in 2002 in respect of a subsidiary of Recoletos in Argentina. In 2001, L50 million of the total impairment charge of L61 million related to DK and a further L11 million of goodwill impairments were taken in various other businesses (including L3 million relating to an associate).

     Integration costs included within administration and other expenses are primarily the costs for consolidation of property and systems and redundancy programs relating to significant recent acquisitions. In 2002 the total integration cost was L10 million of which L3 million related to DK and L7 million to NCS. In 2001 these costs totaled L74 million of which L45 million related to DK and L29 million to NCS.

     Other Operating Income. Other operating income mainly consists of sub-rights and licensing income and distribution commissions. Other operating income decreased to L59 million in 2002 from L66 million in 2001 with the decrease coming at both Pearson Education and Penguin where distribution commissions we receive for distributing third parties' books has declined.

Operating Profit/Loss

     The total operating profit in 2002 of L143 million compares to a loss of L47 million in 2001. This increase was principally due to a reduction in internet losses, reduced goodwill amortization and impairment, and lower integration costs, as well as strong performances from Pearson Education's Higher Education business, The Penguin Group, Interactive Data and Recoletos. Offsetting these increases has been a decline in profit from advertising and technology related businesses, L30 million of back office consolidation costs and an adverse impact from currency movements. In 2002 operating profit was adversely affected by the weakening of the US dollar against sterling. We estimate that had the 2001 average rates prevailed in 2002, operating profit would have been L20 million greater.

     Operating profit attributable to Pearson Education increased by L92 million to L75 million in 2002, from a loss of L17 million in 2001. The increase is due to a reduced charge for goodwill and integration costs and the reduction in internet losses, with increases in the Higher Education businesses and reduced losses at FT Knowledge being offset by a shortfall in the School businesses.

     Operating profit attributable to the FT Group increased by L3 million to L5 million in 2002, from L2 million in 2001. The increase was largely due to reduced internet losses and strong performances from Interactive Data and Recoletos. The increase was partly offset by the continued decline of the business advertising market, which has adversely affected all of the FT Group's business newspapers.

     Operating profit attributable to the Penguin Group increased by L100 million to L66 million in 2002, from a loss of L34 million in 2001. The main reasons were the absence of the goodwill impairment charge of L50 million in 2002 and a significant reduction in integration charges. The return to profitability of DK was also a contributor to the increase.

     In 2002 we reduced costs across the Group and especially in those areas (such as business and financial newspapers and technology publishing) where we suffered most in the global slowdown. At the same time we ensured that we continued to invest in product development to sustain future revenue growth and invested a further L30 million in new back office systems and processes that we believe will improve our operating profit in the future.

Non-operating Items

     Losses before taxation on the sale of fixed assets, investments, businesses and associates were L37 million in 2002 compared to L128 million in 2001. In 2002 the principal items were a profit of L18 million on the sale of the RTL Group in January 2002 and a provision of L40 million for the loss on sale of our Forum business, which completed in January 2003. Other items include a loss on sale of PH Direct of L8m, a profit of L3 million on finalization of the sale of the Journal of Commerce by the Economist and various smaller losses on investments and property. In 2001, the most significant items were L36 million for our share of the loss on sale of the Journal of Commerce by the Economist Group, a loss on the sale of iForum of L27 million, L17 million for our share of the net loss on disposals by the RTL Group and the disposal or closure of various smaller businesses and investments totaling L48 million. In 2001 we also sold FT Energy and received net cash proceeds of L43 million, although there was no significant profit and loss impact as the proceeds were equivalent to the carrying value of the business sold.

Amounts Written Off Investments

     In 2002, we continued to review our fixed asset investments and concluded that there were no material impairments. In 2001 we wrote off L92 million of our fixed asset investments. This charge followed a thorough review of our fixed asset investments, principally in the internet and new media arenas, as a result of general economic conditions and stock market declines. We provided L55 million against these investments reflecting the higher of net realizable value and value in use. The biggest items were L17 million for Business.com and L10 million for TimeCruiser. We also reviewed the carrying value of Pearson shares held to secure employee share option plans created at the time of more buoyant stock markets. Following a decline in our share price, we determined that the most appropriate course of action was to write down our investment in own shares to the market price on December 31, 2001 resulting in a charge of L37 million.

Net Finance Costs

     Net finance costs consist primarily of net interest expense related to our borrowings. Our total like for like net interest payable, excluding the swap cancellation fee discussed below, decreased by L75 million, or 44%, to L94 million in 2002, from L169 million in 2001. Our average net debt decreased by L748 million from L2,639 million in 2001 to L1,891 million in 2002, while our year end indebtedness decreased to L1,408 million in 2002 compared to L2,379 million in 2001. The decrease in net debt follows the receipt of proceeds from the RTL Group disposal and improved cash flow from operations. The weighted average three month LIBOR rate, reflecting our borrowings in US dollars, euro and sterling, fell by 160 basis points, or 1.6%. The effect of these falls was mitigated by our existing portfolio of interest rate swaps, which converted over half of our variable rate commercial paper and bank debt to a fixed rate basis. As a result, our net interest rate payable averaged approximately 5.0% in 2002, falling 1.4% from 2001. During 2002 we took an additional one off charge of L37 million for cancellation of certain swap contracts and the early repayment of debt following the re-balancing of the group's debt portfolio on the receipt of the RTL Group proceeds. For a more detailed discussion of our borrowings and interest expenses see "-- Liquidity and Capital Resources -- Capital Resources" and "-- Borrowing" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Taxation

     The overall taxation charge was L64 million in 2002, compared to a benefit of L33 million in 2001. In 2002 the Group recorded a total pre-tax loss of L25 million but there was an overall tax charge for the year of L64 million. This situation reflects the fact that there is only limited relief available for goodwill amortization charged in the profit and loss account. The total tax charge was reduced by a non-operating credit of L45 million attributable to the resolution of the tax position on the disposal of the group's remaining interest in BSkyB. In 2001 there was again only limited taxation relief available on goodwill amortization and only limited taxation relief was recognized on integration costs and losses from internet enterprises. Included in the tax benefit in 2001 was L143 million attributable to settlement during the year of the tax position on the BSkyB and Tussauds disposals which occurred in 1995 and 1998 respectively. The settlement resulted in the reversal of previously established reserves.

Minority Interests

     Minority interests principally consisted of the public's 40% interest in Interactive Data and the public's 21% interest in Recoletos.

Loss for the Financial Year

     The loss for the financial year after taxation and equity minority interests in 2002 was L111 million compared to a loss in 2001 of L423 million. The decrease in the loss of L312 million was due to the increase in operating profit including reduced internet losses, goodwill amortization and impairment and integration costs. There was also a significant reduction in amounts written off investments and losses on the sale of fixed assets, investments, businesses and associates in 2002 compared to 2001 and reduced finance charges which more than made up for an increase in the tax charge in 2002.

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

Exchange Rate Fluctuations

     The weakening of the US dollar against sterling on an average basis had a negative impact on reported sales and profits in 2002 compared to 2001. We estimate that if the 2001 average rates had prevailed in 2002, sales would have been higher by L163 million and operating profit would have been higher by L20 million. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for a discussion regarding our management of exchange rate risks.

SALES AND OPERATING PROFIT BY DIVISION

     The following table summarizes our operating profit and results from operations for each of Pearson's divisions.

                                                                YEAR ENDED DECEMBER 31
                                                              --------------------------
                                                                 2002           2001
                                                              -----------    -----------
                                                               LM      %      LM      %
OPERATING PROFIT
Pearson Education...........................................    75     51     (17)    --
FT Group....................................................     5      4       2     --
The Penguin Group...........................................    66     45     (34)    --
                                                              ----    ---    ----    ---
CONTINUING OPERATIONS.......................................   146    100     (49)    --
                                                              ====    ===    ====    ===
COMPRISED OF:
GOODWILL AMORTIZATION
Pearson Education...........................................  (244)          (254)
FT Group....................................................   (65)           (67)
The Penguin Group...........................................   (18)           (19)
                                                              ----           ----
CONTINUING OPERATIONS.......................................  (327)          (340)
                                                              ====           ====
GOODWILL IMPAIRMENT
Pearson Education...........................................    --             (8)
FT Group....................................................   (10)            (3)
The Penguin Group...........................................    --            (50)
                                                              ----           ----
CONTINUING OPERATIONS.......................................   (10)           (61)
                                                              ====           ====
INTEGRATION COSTS
Pearson Education...........................................    (7)           (29)
FT Group....................................................    --             --
The Penguin Group...........................................    (3)           (45)
                                                              ----           ----
CONTINUING OPERATIONS.......................................   (10)           (74)
                                                              ====           ====
RESULTS FROM OPERATIONS
Pearson Education...........................................   326     66     274     64
FT Group....................................................    80     16      72     17
The Penguin Group...........................................    87     18      80     19
                                                              ----    ---    ----    ---
CONTINUING OPERATIONS.......................................   493    100     426    100
                                                              ====    ===    ====    ===

---------------

(1) Discontinued operations contributed Lnil to operating profit and a loss of L3 million to results from operations in 2002. The equivalent figures in 2001 were profits of L2 million and L37 million respectively. See Note 2.

Pearson Education

     Pearson Education's sales increased by L152 million, or 6%, to L2,756 million in 2002 from L2,604 million in 2001, principally due to the sales from our Professional business and its contract with the newly-formed TSA to recruit 64,000 security personnel for US airports. The contract was awarded in March 2002 and was substantially complete by the end of December 2002. Pearson Education's 2002 sales comprised 64% of Pearson's total sales. Results from operations increased by L52 million or 19% from L274 million in 2001 to L326 million in 2002. The increase can be attributed to the reduction in internet losses with increases in the Higher Education businesses and reduced losses at FT Knowledge being offset by a shortfall in the School businesses and L20m of back office consolidation costs.

     The School business sales decreased by L115 million, or 9%, to L1,151 million in 2002, from L1,266 million in 2001. In the US in 2002, our school publishing revenues were affected by a slower adoption cycle than in 2001 and our decision to compete in fewer adoptions in 2002. Overall our share of the US school publishing market fell to 24.0% in 2002 compared to 24.5% in 2001. US school testing revenues increased in 2002 but were offset by a decline in revenues from the school software business primarily due to the deferral of a number of contracts into 2003. Results from operations for the school business decreased by L27 million or 16%, to L140 million in 2002 from L167 million in 2001. The decrease reflects the decline in sales and the fact that testing revenues (with lower than average margins) made up for some of the shortfall in publishing.

     The Higher Education business sales increased by L54 million, or 7%, to L775 million in 2002, from L721 million in 2001. This increase is attributable to a general increase in the college population and our taking a greater share of the overall market in 2002. The business also continued to benefit from its lead in making online services an integral part of its products. The custom publishing business, which produces text books and course materials custom-made for individual college professors continued its rapid growth. On a geographical basis, sales in 2002 were particularly strong in the US and Europe. Results from operations increased by L15 million or 12%, from L127 million in 2001 to L142 million in 2002.

     Sales in the Professional business increased by L226 million, or 41%, to L784 million in 2002, from L558 million in 2001. Results from operations increased by L1 million or 1%, to L81 million in 2002, from L80 million in 2001. A major investment in 200 professional certification centers across the US (which opened for business in the fourth quarter of 2002), along with further decline in our higher-margin technology publishing businesses particularly in the US and Europe, meant that profits grew considerably slower than revenues. In the US, revenues were significantly higher than in 2001 principally due to the contract with the TSA. This contract involved creating a qualification, assessment, staffing and placement system for 64,000 security screeners at over 400 airports in the US. In addition the contract provided human resource services for airport security screeners, law enforcement officers and other TSA personnel in compliance with federal law, regulation and policy allowing the TSA to meet or exceed dated mandates or other legislative requirements. The contract was awarded in March 2002 and was substantially complete by the end of December 2002. Gross billings under this contract in 2002 were L435 million ($700 million) of which L180 million ($290 million) was pass through costs recharged directly to the TSA and not recognized as revenue in our financial statements. Of the remaining L255 million ($410 million) of revenue recognized over L186 million ($300 million) was attributable to our Government Solutions business with the balance being earned by the Assessments and Testing business.

     Industry conditions for FT Knowledge were particularly tough as major corporations continued to cut back their training budgets. Sales at FT Knowledge were down by L13 million, or 22%, to L46 million in 2002, from L59 million in 2001. Losses from operations were reduced by L11 million from L23 million in 2001 to L12 million in 2002 as we scaled back this business. In January 2003 we sold the Forum business, a significant part of FT Knowledge.

FT Group

     Sales in the FT Group decreased by L75 million, or 9%, to L726 million in 2002, from L801 million in 2001. The decline in sales at the newspaper businesses was principally due to lower advertising revenue. Sales were down in each of the FT Group businesses except Interactive Data where sales were up by L13 million or 6% from 2001.

     The FT Group's results from operations increased by L8 million, or 11%, to L80 million in 2002, from L72 million in 2001. The increase was in spite of the significant reduction in revenue and was due to profit growth at Interactive Data and Recoletos, successful cost reduction programs across the group, and sharply lower internet losses of L34 million down from L60 million in 2001. Excluding the benefit of lower internet losses the FT Group's profit declined by L18 million or 14%.

     Sales at the Financial Times newspaper decreased by L47 million, or 19%, to L224 million in 2002, from L271 million in 2001. Results from operations declined by L18 million to a loss of L23 million in 2002, from a loss of L5 million in 2001. Industry conditions remained difficult for the FT's major advertising categories, including financial services, technology and business to business. Advertising volumes fell by 24% (on top of a 29% fall in 2001) The average daily circulation for the newspaper in December 2002 was 473,587, 6% lower than the equivalent period in 2001. Most of this decline was in the UK.

     Other FT Publishing businesses (Les Echos and FT Business) saw revenues decline by L36 million, or 26%, in total from L141 million in 2001 to L105 million in 2002. Results from operations declined by L6 million, or 38%, from L16 million in 2001 to L10 million in 2002. Les Echos saw advertising revenues fall sharply and average daily circulation was 121,000 a 6% decline on 2001 but well ahead of the decline in the overall market. FT Business saw falls in both sales and profits even though its major titles Investors Chronicle, The Banker and Financial Advisor all strengthened their market positions in 2002.

     Joint ventures and associate losses from operations within the FT Group decreased by L16 million, or 73%, to an overall loss of L6 million in 2002, from a loss of L22 million in 2001. FT Deutschland, our joint venture with Gruner + Jahr, grew its advertising revenues slightly, in spite of a tough German advertising market, and increased its circulation revenues by 14% to an average daily circulation of 89,000 at the end of 2002. The Economist Group, in which Pearson owns a 50% interest, offset falling advertising revenues with tight cost controls and worldwide circulation grew by 6% to 881,259 in 2002.

     Sales at Recoletos decreased by L5 million, or 3%, to L148 million in 2002, from L153 million in 2001. Results from operations increased by L11 million, or 61%, to L29 million in 2002, from L18 million in 2001. This increase was primarily due to actions taken in 2001 to reduce costs and reduced internet losses in 2002. After a successful re-launch Marca, Spain's leading sports newspaper grew its circulation by 2% to 382,000 and increased advertising revenues and profits. Circulation at business newspaper Expansion was 9% lower and advertising revenues were 25% lower.

     Sales at Interactive Data increased by L13 million, or 6%, to L249 million in 2002, from L236 million in 2001. Results from operations increased by L5 million, or 8%, to L70 million in 2002, from L65 million in 2001. Contract renewal rates in Interactive Data's institutional business (which accounts for approximately 90% of revenues) ran at 95%. Interactive Data also benefited from increased adoption of evaluation services, the launch of several new products and the acquisition of the Securities Pricing Services business from Merrill Lynch in January 2002.

The Penguin Group

     Sales at The Penguin Group increased by L18 million, or 2%, to L838 million in 2002, from L820 million in 2001. In the US Penguin published 24 titles that became New York Times number one bestsellers, more than any other publisher and a 25% increase from 2001. In the UK, Penguin posted its best performance on the bestseller lists for a decade as 45 titles reached the Nielsen Bookscan top 15, a 10% increase on 2001. This strong performance helped Penguin gain market share in both the US and UK.

     The Penguin Group's results from operations increased by L7 million, or 9%, to L87 million in 2002, from L80 million in 2001. The increase was primarily due to Dorling Kindersley, whose profits increased by L15 million as it benefited from its integration with Penguin. The increase in profits at DK was partially offset by a L10 million investment in consolidating and improving back office systems and processes.

DISCONTINUED OPERATIONS

     On December 24, 2001, we announced the disposal of our 22% stake in the television business, RTL Group. The sale was completed on January 30, 2002 for cash proceeds of E1.5 billion and the results of the television business have now been shown in discontinued operations. RTL Group was included in our results as an associate, rather than a subsidiary and only our share of profit before interest, net interest and taxation is reflected in our financial results. Our stake in RTL Group resulted in an operating loss of L3 million in 2002 compared to a profit of L2 million in 2001. The 2002 figures include only the results up to the date of disposal in January 2002.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS AND FINANCING

     Net cash inflow from operating activities decreased by L170 million, or 32%, to L359 million in 2003, from L529 million in 2002. The main reasons for this decrease were the TSA contract where we incurred additional close-out expenditure (payment of TSA creditors) without receiving the $151 million outstanding receivable, the concentration of the Penguin publishing schedule in the fourth quarter which pushed cash collections from debtors into 2004, and the weakness of the US dollar which reduced the value of our cash flows in sterling terms. The deterioration in the cash impact from year-end working capital changes reflects the TSA contract and Penguin phasing effects discussed above. On an average basis excluding the effect of the TSA contract, the working capital to sales ratio for our book publishing businesses improved slightly from 30.7% to 30.6%. Compared to 2001, the net cash inflow from operating activities in 2002 increased by L39 million, or 8%, to L529 million from L490 million. This reflected the reduced spending on internet enterprises partly offset by increased spending on pensions and other post retirement benefits of some L50 million.

     Net interest paid reduced to L76 million in 2003 from L140 million in 2002 and L156 million in 2001 as the full year effect of the 2002 debt repayment using the proceeds of the RTL Group sale flowed through and the L37 million of swap close-out costs did not recur.

     In 2003 we again held capital expenditure below the level of depreciation while continuing to upgrade our facilities and equipment. Capital expenditure reduced to L105 million in 2003 from L126 million in 2002 and L165 million in 2001. Capital expenditure in 2001 included costs associated with a warehouse integration program at Pearson Education in New Jersey and the capital costs of consolidating various of our UK offices on one site in London. The purchase of investments accounted for a cash outflow of only L4 million in 2003 against L21 million in 2002 and L35 million in 2001, as no additional investment was made in Pearson plc shares during 2003 to meet obligations under the executive and employee share plans.

     The acquisition of subsidiaries accounted for a cash outflow of L94 million in 2003 against L87 million in 2002 and L128 million in 2001. The principal acquisitions in 2003 were of ComStock by Interactive Data for net cash of L68 million and 75% of London Qualifications by Pearson Education for net cash of L16 million. The largest acquisition in 2002 was the purchase of Merrill Lynch's Securities Pricing Services by Interactive Data for net cash of L30 million. The largest item in 2001 was a L30 million payment of deferred consideration relating to the acquisition of Forum in 1999. The sale of subsidiaries and associates produced a cash inflow of L53 million in 2003 against L923 million in 2002 and L42 million in 2001. The principal disposal in 2003 was the sale of Unedisa by Recoletos. Virtually all the proceeds in 2002 relate to the sale of the RTL Group and most of the proceeds in 2001 to the sale of FT Energy.

     The cash inflow from financing of L65 million largely reflects the issue in the year of a $300 million bond as we took advantage of favorable market conditions, offset by the repayment of a E250 million bond. The outflow of L663 million in 2002 was due to the repayment of loans and bonds using the proceeds from the sale of RTL Group. The 2001 inflow of L2 million reflects the issue of $500 million and E250 million bonds offset by the repayment of loan facilities. Bonds are issued as part of our overall financing program to support general corporate expenditure.

CAPITAL RESOURCES

     Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December. Based on a review of historical trends in working capital requirements and of forecast monthly balance sheets for the next 12 months, we believe that we have sufficient funds available, with an appropriate level of headroom given our portfolio of businesses and current plans. Our ability to expand and grow our business in accordance with current plans and to meet long-term capital requirements beyond this 12-month period will depend on many factors, including the rate, if any, at which our cash flow increases and the availability of public and private debt and equity financing, including our ability to secure bank lines of credit. We cannot be certain that additional financing, if required, will be available on terms favorable to us, if at all.

     At December 31, 2003, our net debt (excluding finance leases) was L1,361 million compared to net debt of L1,408 million at December 31, 2002. Net debt is defined as all short-term, medium-term and long-term borrowing, less all cash and liquid resources. Liquid resources comprise short-term deposits of less than one year and investments that are readily realizable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to L1,922 million at December 31, 2003, compared to L1,983 million at December 31, 2002. At December 31, 2003, cash and liquid resources were L561 million, compared to L575 million at December 31, 2002.

     The following table summarizes the maturity of our borrowings and our obligations under non-cancelable operating leases.

                                                                AT DECEMBER 31, 2003
                                                 --------------------------------------------------
                                                                                    TWO TO    AFTER
                                                          LESS THAN     ONE TO       FIVE     FIVE
                                                 TOTAL    ONE YEAR     TWO YEARS    YEARS     YEARS
                                                 -----    ---------    ---------    ------    -----
                                                  LM         LM           LM          LM       LM
Gross borrowings:
  Bank loans, overdrafts and commercial
     paper.....................................    204       119           85         --         --
  Variable rate loan notes.....................     --        --           --         --         --
  Bonds........................................  1,718       456           --        582        680
Lease obligations..............................  1,073       119          109        251        594
                                                 -----       ---          ---        ---      -----
TOTAL..........................................  2,995       694          194        833      1,274
                                                 =====       ===          ===        ===      =====

     The group had capital commitments for fixed assets, including finance leases already under contract of L9 million. There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal claims. None of these claims or guarantees is expected to result in a material gain or loss.

     The Group does not have any off-balance sheet arrangements, as defined by the SEC Final Rule 67 (FR-67), "Disclosure in Management's Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations", that have or are reasonably likely to have a material current or future effect on the Group's financial position or results of operations.

     The group is committed to a quarterly fee of 0.1875% on the unused amount of the group's bank facility.

BORROWINGS

     We have in place a $1,850 million term revolving credit facility, which matures in July 2005. At December 31, 2003, approximately $1,701 million was available under this facility. This included allocations to refinance short-term borrowings not directly drawn under the facility. The credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:

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

     We finance our operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. We borrow principally in US dollars, sterling and euro at both floating and fixed rates of interest, using derivatives, where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally interest rate swaps, interest rate caps and collars, currency swaps and forward foreign exchange contracts. For a more detailed discussion of our borrowing and use of derivatives, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

RELATED PARTIES

     There were no significant or unusual related party transactions in 2003, 2002 or 2001. Refer to Note 30 of the financial statements.

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

     Under UK GAAP, the Group reviews the recoverability of goodwill where there is a triggering event to indicate a potential impairment or where there has been a previous impairment. These reviews are based on estimated discounted future cash flows from operating activities compared with the carrying value of goodwill, and any impairment is recognized on the basis of such comparison. Under US GAAP, a two stage impairment test is required at least annually under SFAS 142, which was adopted by the Group as of January 1, 2002. The Group performed the transitional impairment test under SFAS 142 by comparing the carrying value of each reporting unit with its fair value as determined by discounted future cash flows. The Group also completed the annual impairment tests required by SFAS 142 at the end of both 2003 and 2002. For further details refer to Note 34 in "Item 17. Financial Statements."

     Under UK GAAP, FRS 19, "Deferred Taxation", which was adopted for the year ended December 31, 2002 requires a form of full provision to be made for deferred taxes. Deferred taxes are to be accounted for on all timing differences with deferred tax assets recognized to the extent that they are more likely than not recoverable against future taxable profits. Deferred tax assets not considered recoverable are adjusted for through a separate valuation allowance in the balance sheet. Under US GAAP, deferred taxes are accounted for in accordance with SFAS 109, "Accounting for Income Taxes" with a full provision also made for deferred taxes on all timing differences and a valuation allowance established for the amount of the deferred tax assets not considered recoverable. This is similar to the treatment required under FRS 19. The primary differences relate to the deferred tax on intangible assets which are not recorded under UK GAAP and changes in estimates in respect of deferred tax balances relating to business combinations in prior years, which are required to be adjusted against goodwill under US GAAP. Deferred tax may also arise in relation to timing differences of other adjustments required under US GAAP.

     The disposal of our stake in RTL Group was announced on December 24, 2001 and the sale was completed on January 30, 2002 for E1.5 billion. Under UK GAAP the sale gave rise to a small gain in 2002 and no entries were booked in the 2001 financial statements relating to the disposal. Under US GAAP the sale realized a loss of L985 million principally due to the higher value of goodwill capitalized in 2000. This loss was recognized under US GAAP in 2001.

     Under UK GAAP, there are no specific criteria which must be fulfilled in order to record derivative contracts such as interest rate swaps, currency swaps and forward currency contracts as a hedging instrument. Accordingly, based upon our intention and stated policy with respect to entering into derivative transactions, they have been recorded as hedging instruments for UK GAAP. This means that unrealized gains and losses on these instruments are typically deferred and recognized when realized. Under US GAAP, we have adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". During 2003, 2002 and 2001, our derivative contracts did not meet the prescribed criteria for hedge accounting, and have been recorded at market value at each period end, with changes in their fair value being recorded in the profit and loss account.

     Under UK GAAP, the cost of providing pension benefits is expensed over the average expected useful service lives of eligible employees, using long-term actuarial assumptions. Under US GAAP, the annual pension costs comprise the estimated cost of benefits accruing in the period, and actuarial assumptions are adjusted annually to reflect current market and economic conditions. Additionally, under US GAAP, part of the difference between plan assets and plan liabilities is recognized on the balance sheet. Unrecognized gains or losses are spread over the employees' remaining service lifetimes.

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

RECENT U.S. ACCOUNTING PRONOUNCEMENTS

     In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, companies could only account for as equity and requires that these instruments be classified as liabilities in statements of financial position. The statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for pre-existing instruments as of January 1, 2004. These requirements currently have no material effect on the financial position and results of the Group under US GAAP.

     In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities -- an interpretation of ARB No. 51", which clarifies the application of the consolidation rules to certain variable interest entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. A revision (FIN 46R) was issued in December 2003 which deferred the effective date for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must, at a minimum, apply the provisions to entities that were previously considered "special-purpose entities' by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R did not have any impact on the financial position, cash flows or results of the Group under US GAAP as at December 31, 2003 under the transitional arrangements. Currently the Group is evaluating FIN 46R for transactions entered into prior to February 1, 2003 and does not believe there will be any material impact upon full adoption in 2004.

     In November 2003, the EITF reached a final consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This EITF provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003 and will apply to the Group for any arrangements entered into after January 1, 2004. Currently, this is not expected to have a material effect on the financial position and results of the Group under US GAAP.

RECENT UK AND INTERNATIONAL ACCOUNTING PRONOUNCEMENTS

     In December, 2003, UITF 38, "Accounting for ESOP trusts", was issued by the Urgent Issues Task Force of the UK Accounting Standards Board. The consensus is that parent company shares held in trust should be treated as treasury shares and deducted from shareholders' funds rather than being held as fixed asset investments. This extract should be adopted for financial statements relating to accounting periods ending on or after June 22, 2004. The Group will adopt the accounting treatment required by this Abstract in its financial statements for the period ending December 31, 2004.

     The Group will be required to comply with International Financial Reporting Standards ("IFRS") with effect from January 1, 2005. An initial evaluation of the impact on the financial statements of Pearson plc has been made. A program of work is underway to enable the preparation of financial statements, in compliance with IFRS, for the two comparative years ended December 31, 2003 and 2004, as well as for periods from January 1, 2005 onwards.

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

     The following table sets forth information concerning senior management, as of April 2004.

NAME                                        AGE                     POSITION
----                                        ---                     --------
Dennis Stevenson..........................  58     Chairman
Marjorie Scardino.........................  57     Chief Executive
David Bell................................  57     Director for People and Chairman of the FT
                                                   Group
Terry Burns...............................  60     Non-executive Director
Patrick Cescau............................  55     Non-executive Director
Rona Fairhead.............................  42     Chief Financial Officer
Peter Jovanovich..........................  55     Chief Executive, Pearson Education
John Makinson.............................  49     Chairman and Chief Executive Officer,
                                                   Penguin Group
Reuben Mark...............................  65     Non-executive Director
Vernon Sankey.............................  54     Non-executive Director
Rana Talwar...............................  56     Non-executive Director

     DENNIS STEVENSON was appointed a non-executive director in 1986 and became chairman in 1997. He is a member of our treasury committee. He is also chairman of HBOS plc and a non-executive director of Manpower Inc. in the US.

     MARJORIE SCARDINO joined the board and became chief executive in January 1997. She was chief executive of The Economist Group from 1993 until joining Pearson. She sits on the board of Recoletos and is also a non-executive director of Nokia Corporation.

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

     TERRY BURNS became a non-executive director in May 1999 and our senior independent director in February this year. He currently serves on the audit and personnel committees. He was the UK government's chief economic advisor from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is non-executive chairman of Abbey National plc and Glas Cymru Limited and a non-executive director of The British Land Company PLC.

     PATRICK CESCAU became a non-executive director in April 2002. He joined Unilever in 1973, latterly serving as Finance Director until January 2001, at which time he was appointed to his current position as Director of Unilever's Foods Division. He is a director of Unilever plc and Unilever NV, and will become chairman of Unilever plc and vice chairman of Unilever NV with effect from 30 September 2004.

     RONA FAIRHEAD became a director and chief financial officer in June 2002. She had served as deputy finance director from October 2001. From 1996 until 2001, she worked at ICI plc, where she served as executive vice president, group control and strategy, and as a member of the executive committee from 1998. Prior to that, she worked for Bombardier Inc. in finance, strategy and operational roles. She is also a non-executive director of HSBC Holdings plc, and of Harvard Business School Publishing in the US.

     PETER JOVANOVICH was appointed to the board in June 2002. He became chief executive of Pearson Education in 1998. Prior to this he was president of the McGraw-Hill Educational and Professional Group, chairman of Harcourt Brace Jovanovich and chief executive of Addison Wesley Longman Inc. He also serves on the board of the Association of American Publishers and the board of the Alfred Harcourt Foundation.

     JOHN MAKINSON became chairman of the Penguin Group in May 2001 and its chief executive officer in June 2002. He was appointed chairman of Interactive Data in December 2002 and also sits on the board of Recoletos. He served as Pearson Finance Director from March 1996 until June 2002. From 1994 to 1996 he was managing director of the Financial Times, and prior to that he founded and managed the investor relations firm Makinson Cowell. He is also a non-executive director of George Weston Limited in Canada.

     REUBEN MARK became a non-executive director in 1988 and currently serves on the audit committee and as chairman of the personnel committee. He became chief executive of the Colgate Palmolive Company in 1984, and chairman in 1986. He has held these positions since then. He is also a director of Time Warner Inc.

     VERNON SANKEY became a non-executive director in 1993 and currently serves as chairman of the audit committee and as a member of the treasury committee. He was previously chief executive of Reckitt & Colman plc and is deputy chairman of Photo-Me International plc and Beltpacker plc. He is also a non-executive director of Taylor Woodrow plc, Zurich Financial Services AG and a board member of the UK's Food Standards Agency.

     RANA TALWAR became a non-executive director in March 2000 and currently serves on the personnel and treasury committees. He is currently chairman of Sabre Capital. He served as group chief executive of Standard Chartered plc from 1998 until 2001, and was at Citicorp from 1969 to 1997, where he held a number of senior international management roles.

COMPENSATION OF SENIOR MANAGEMENT

     It is the role of the Personnel Committee to approve the remuneration and benefits packages of the executive directors, the chief executives of the principal operating companies and other members of the Pearson Management Committee, as well as to ensure senior management receives the development they need and that succession plans are being made. The committee also notes the remuneration for those executives with base pay over a certain level, representing approximately the top 50 executives of the company.

REMUNERATION POLICY

     Pearson seeks to generate a performance culture by developing programs that support its business goals and rewarding their achievement. It is the company's policy that total remuneration (base compensation plus short-term and long-term incentives) should reward both short and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.

     The company's policy is that base compensation should provide the appropriate rate of remuneration for the job, taking into account relevant recruitment markets and business sectors and geographic regions. Benefit programs should ensure that Pearson retains a competitive recruiting advantage.

     Share ownership is encouraged throughout the company. Equity-based reward programs align the interests of directors, and employees in general, with those of shareholders by linking rewards with Pearson's financial success.

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

BASE SALARY

     Our policy is that the base salaries of the executive directors should be competitive with those of directors and executives in similar positions in comparable companies. We use a range of companies of comparable size and global reach in different sectors including the media sector in the UK and selected media companies in North America to make this comparison. We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our salaries were not competitive.

     Our policy is to review salaries annually.

OTHER EMOLUMENTS

     Other emoluments may include benefits such as company car, healthcare, and where relevant, amounts paid in respect of housing costs.

     It is the company's policy that its benefit programs should be competitive in the context of the local labour market, but as an international company we recognize the requirements, circumstances and mobility of individual executives.

ANNUAL BONUS

     The committee establishes the annual bonus plans for the executive directors, chief executives of the company's principal operating companies and other members of the Pearson Management Committee, including performance measures and targets and the amount of bonus that can be earned. The performance targets relate to the company's main drivers of business performance at both the corporate and operating company level.

     Although at the date of publication of this report no decisions had been made for 2004, the performance measures for Pearson plc are likely to be drawn from those in previous years, namely growth in underlying sales and adjusted earnings per share, operating cash conversion and working capital as a ratio to sales, and return on invested capital. For subsequent years, the measures will be set at the time.

     The target annual bonus opportunity for executive directors and other members of the Pearson Management Committee is 75% of salary. Individuals may receive up to twice their target bonus (i.e. a maximum of 150% of salary) based on performance in excess of target.

     The committee may award individual discretionary bonuses.

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

THE LONG-TERM INCENTIVE PLAN

     Executive directors, senior and other executives and managers are eligible to participate in Pearson's long-term incentive plan introduced in 2001. The plan consists of two parts: stock options and/or restricted stock. The aim is to give the committee a range of tools with which to link corporate performance to management's long-term reward in a flexible way. The principles underlying it are as follows:

     - the Personnel Committee establishes guidelines that set out the maximum expected value of awards each year using an economic valuation methodology for fixing the relative values of both option grants and restricted stock awards;

     - the maximum expected value of awards for executive directors is based on assessment of market practice for comparable companies;

     - no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson's share plans in any ten-year period commencing in January 1997;

     -  awards of restricted stock are satisfied using existing shares.

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

     It is normal policy that the company may terminate these agreements by giving 12 months' notice, although there may be circumstances when a longer notice period may be justified. The agreements also specify the compensation payable by way of liquidated damages in circumstances where the company terminates agreements without notice or cause. The compensation payable in these circumstances is typically 100% of annual salary, 100% of other benefits, and a proportion of potential bonus.

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

     MARJORIE SCARDINO has both defined benefit and defined contribution pension arrangements. The Pearson Inc. Pension Plan (the US Plan) is an approved defined benefit plan providing a lump sum convertible to a pension on retirement. The lump sum is accrued at 6% of capped compensation, but accruals of benefit in this plan ceased on 31 December 2001.

     The defined contribution arrangements are an approved 401(k) plan in the US and an unfunded, unapproved defined contribution arrangement. In addition, from 2004 a funded defined contribution plan replaces part of the unfunded plan.

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

     On death before normal retirement age, a pension will be paid to the spouse, or in the absence of a spouse to a financial dependent nominated by the member. The pension will be one-third of annual base salary. On death after leaving service but before retirement, a pension of 50% of the deferred pension will be payable to the spouse or nominated financial dependent. On death in retirement the pension payable is 60% of the director's pension (ignoring any pension commuted for a lump sum at retirement). Children's pensions may also be payable to dependent children. Pensions in payment are guaranteed in the UK plan to increase each year at 5% or the increase in the Index of Retail Prices, whichever is lower.

     RONA FAIRHEAD is also a member of the Final Pay Section of the UK Plan, but her pensionable salary is restricted to the earnings cap introduced by the Finance Act 1989. In addition, the company contributes into a Funded Unapproved Retirement Benefits Scheme, or FURBS.

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

     On death before normal retirement age, a pension will be paid to the spouse, or in the absence of a spouse to a financial dependent nominated by the member. The pension will be one-third of the earnings cap at the time of death. On death after leaving service but before retirement, a pension of 50% of the deferred pension will be payable to the spouse or nominated financial dependent. On death in retirement the pension payable is 60% of the director's pension (ignoring any pension commuted for a lump sum at retirement). Children's pensions may also be payable to dependent children. Pensions in payment are guaranteed in the UK plan to increase each year at 5% or the increase in the Index of Retail Prices, whichever is lower.

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

     The defined contribution arrangements are an approved 401(k) plan and a funded, unapproved 401(k) excess plan. For 2003, Peter Jovanovich's pension arrangements included a new unfunded, unapproved, defined contribution plan as his participation in the US SERP ceased.

     The US Plan has a normal retirement age of 65. Early retirement after age 55 is possible, with company consent and on a reduced pension for early payment. The US Plan and the US SERP also provide a spouse's pension on death in service from age 55 and death in retirement broadly equivalent to 50% of the member's early retirement pension. The US Plan does not guarantee any increases to the pension once it comes into payment.

     JOHN MAKINSON is also a member of the Final Pay Section of the UK Plan, and his pensionable salary is also restricted to the earnings cap. The company has been paying contributions into a FURBS, but the contributions ceased on 31 December 2001. During 2002, the company established an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for him.

     The UURBS tops up the pensions payable from the UK Plan and the closed FURBS to a target pension of two-thirds of Revalued Base Salary on retirement at age 62. Revalued Base Salary is defined as L450,000 indexed in line with the increase in the Index of Retail Prices.

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

     On death in service before normal retirement age, a pension from the UK Plan, the FURBS and the UURBS in aggregate will be paid to the spouse, or in the absence of a spouse to a financial dependent nominated by the member. The pension will be one-third of Revalued Base Salary. On death after leaving service but before retirement, a pension of 50% of the deferred pension will be payable to the spouse or nominated financial dependent. On death in retirement the pension payable is 60% of the director's pension (ignoring any pension commuted for a lump sum at retirement). Children's pensions may also be payable to dependent children. The pension in payment is guaranteed to increase each year at 5% or the increase in the Index of Retail Prices, whichever is lower.

CHAIRMAN'S REMUNERATION

     Our policy is that the chairman's pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies.

     He is not entitled to an annual bonus, retirement or other benefits. He is eligible to participate in the company's worldwide save for shares plan on the same terms as all other eligible employees.

     The chairman's salary has remained unchanged since 1999 at L275,000 per year. He has voluntarily given up any consideration for awards under the long-term incentive plans that have been developed since then and for which he might have been eligible. During 2003, the committee reviewed his remuneration with advice from Towers Perrin on practice relating to chairmen's remuneration and on the increase in the remuneration of chairmen in comparable positions since the last review. After considering all the circumstances, the committee's view was that the current appropriate total pay level was around L425,000 per year.

     Having been informed of the committee's view, the chairman indicated that he thought it was not appropriate for him to receive an increase of this magnitude in cash -- a view which the committee accepted. Instead, the committee recommended to the board that the chairman's salary should be increased to L325,000 with effect from January 1, 2004 and that he should receive a share award of 30,000 shares in 2004. This award is linked to the company's share price and will not be released to him unless the Pearson share price reaches L9.00 within a maximum period of three years.

NON-EXECUTIVE DIRECTORS

     Fees for non-executive directors are determined by the full board having regard to market practice and within the restrictions contained in the company's articles of association. Non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of the company) and do not participate in the company's equity-based incentive plans.

     Since January 2000, non-executive directors have received an annual fee of L35,000 each. One overseas-based director is paid a supplement of L7,000 per annum. The non-executive directors who chair the personnel and audit committees each receive an additional fee of L5,000 per annum.

     In the case of Patrick Cescau, his fee is paid over to his employer. For those non-executive directors who retain their fees personally, L10,000 of the total fee, or all of the fee in the case of Rana Talwar, is payable in the form of Pearson shares which the non-executive directors have committed to retain for the period of their directorships.

     Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

REMUNERATION OF SENIOR MANAGEMENT

     Excluding contributions to pension funds and related benefits, senior management remuneration for 2003 was as follows:

                                                      SALARIES/FEES    BONUS(1)    OTHER(2)    TOTAL
                                                      -------------    --------    --------    -----
                                                          L'000         L'000       L'000      L'000
CHAIRMAN
Lord Stevenson......................................        275           --          --         275
EXECUTIVE DIRECTORS
Marjorie Scardino...................................        625          200          54         879
David Bell..........................................        360          115          16         491
Rona Fairhead.......................................        363          116          14         493
Peter Jovanovich....................................        530          156           9         695
John Makinson.......................................        450          127         232         809
                                                          -----          ---         ---       -----
SENIOR MANAGEMENT AS A GROUP........................      2,603          714         325       3,642
                                                          =====          ===         ===       =====

---------------

(1) For Pearson plc, the 2003 performance measures in the annual bonus plan were growth in underlying sales, growth in adjusted earnings per share, trading cash conversion and average working capital as a ratio to sales.

     In the case of Peter Jovanovich and John Makinson, part of their bonuses also related to the performance of Pearson Education and Penguin Group respectively. For both businesses, the performance measures were growth in underlying sales, trading margin, trading cash conversion and average working capital as a ratio to sales.

(2) Other emoluments include company car and healthcare benefits and, in the case of Marjorie Scardino, include L37,030 in respect of housing costs. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US. He received L206,586 for 2003.

SHARE OPTIONS OF SENIOR MANAGEMENT

     This table sets forth for each director the number of share options held as of December 31, 2003 as well as the exercise price, rounded to the nearest whole penny/cent, and the range of expiration dates of these options.

                                       NUMBER OF                               EARLIEST
DIRECTOR                                OPTIONS     (1)    EXERCISE PRICE    EXERCISE DATE    EXPIRY DATE
--------                               ---------    ---    --------------    -------------    -----------
Dennis Stevenson.....................     2,512      b           687p          01/08/03        01/02/04
                                        -------
TOTAL................................     2,512                    --
                                        =======
Marjorie Scardino....................   176,556     a*           974p          14/09/01        14/09/08
                                          5,660     a*          1090p          14/09/01        14/09/08
                                          2,839      b           687p          01/08/05        01/02/06
                                          2,224      b           425p          01/08/06        01/02/07
                                         37,583      c          1373p          08/06/02        08/06/09
                                         37,583      c          1648p          08/06/02        08/06/09
                                         37,583      c          1922p          08/06/02        08/06/09
                                         36,983      c          2764p          03/05/03        03/05/10
                                         36,983      c          3225p          03/05/03        03/05/10
                                         41,550     d*          1421p          09/05/02        09/05/11
                                         41,550     d*          1421p          09/05/03        09/05/11
                                         41,550      d          1421p          09/05/04        09/05/11
                                         41,550      d          1421p          09/05/05        09/05/11
                                        -------
TOTAL................................   540,194                    --
                                        =======

                                       NUMBER OF                               EARLIEST
DIRECTOR                                OPTIONS     (1)    EXERCISE PRICE    EXERCISE DATE    EXPIRY DATE
--------                               ---------    ---    --------------    -------------    -----------
David Bell...........................    20,496     a*           974p          14/09/01        14/09/08
                                            501     b*           687p          01/08/03        01/02/04
                                            184      b           913p          01/08/04        01/02/05
                                            202      b          1428p          01/08/03        01/02/04
                                            202      b           957p          01/08/04        01/02/05
                                            272      b           696p          01/08/05        01/02/06
                                            444      b           425p          01/08/06        01/02/07
                                         18,705      c          1373p          08/06/02        08/06/09
                                         18,705      c          1648p          08/06/02        08/06/09
                                         18,705      c          1922p          08/06/02        08/06/09
                                         18,686      c          2764p          03/05/03        03/05/10
                                         18,686      c          3225p          03/05/03        03/05/10
                                         16,350     d*          1421p          09/05/02        09/05/11
                                         16,350     d*          1421p          09/05/03        09/05/11
                                         16,350      d          1421p          09/05/04        09/05/11
                                         16,350      d          1421p          09/05/05        09/05/11
                                        -------
TOTAL................................   181,188                    --
                                        -------
Rona Fairhead........................    19,997     d*           822p          01/11/02        01/11/11
                                         19,998     d*           822p          01/11/03        01/11/11
                                         20,005      d           822p          01/11/04        01/11/11
                                        -------
TOTAL................................    60,000                    --
                                        -------
Peter Jovanovich.....................     8,250     a*           758p          12/09/00        12/09/07
                                        102,520     a*           677p          12/09/00        12/09/07
                                         32,406      c          1373p          08/06/02        08/06/09
                                         32,406      c          1648p          08/06/02        08/06/09
                                         32,406      c          1922p          08/06/02        08/06/09
                                         33,528      c          2764p          03/05/03        03/05/10
                                         33,528      c          3225p          03/05/03        03/05/10
                                         31,170     d*         $21.00          09/05/02        09/05/11
                                         31,170     d*         $21.00          09/05/03        09/05/11
                                         31,170      d         $21.00          09/05/04        09/05/11
                                         31,170      d         $21.00          09/05/05        09/05/11
                                         19,998     d*         $11.97          01/11/02        01/11/11
                                         19,998     d*         $11.97          01/11/03        01/11/11
                                         20,004      d         $11.97          01/11/04        01/11/11
                                        -------
TOTAL................................   459,724                    --
                                        =======

                                       NUMBER OF                               EARLIEST
DIRECTOR                                OPTIONS     (1)    EXERCISE PRICE    EXERCISE DATE    EXPIRY DATE
--------                               ---------    ---    --------------    -------------    -----------
John Makinson........................    56,000     a*           567p          06/05/97        06/05/04
                                         20,160     a*           487p          20/04/98        20/04/05
                                         36,736     a*           584p          08/08/99        08/08/06
                                         73,920     a*           677p          12/09/00        12/09/07
                                         30,576     a*           974p          14/09/01        14/09/08
                                          1,920      b           957p          01/08/08        01/02/09
                                          4,178      b           425p          01/08/10        01/02/11
                                         21,477      c          1373p          08/06/02        08/06/09
                                         21,477      c          1648p          08/06/02        08/06/09
                                         21,477      c          1922p          08/06/02        08/06/09
                                         21,356      c          2764p          03/05/03        03/05/10
                                         21,356      c          3225p          03/05/03        03/05/10
                                         19,785     d*          1421p          09/05/02        09/05/11
                                         19,785     d*          1421p          09/05/03        09/05/11
                                         19,785      d          1421p          09/05/04        09/05/11
                                         19,785      d          1421p          09/05/05        09/05/11
                                        -------
TOTAL................................   409,773                    --
                                        =======

---------------

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

     Long-term incentive options granted on May 9, 2001 become exercisable in tranches on the first, second, third and fourth anniversary of the date of grant and lapse if they remain unexercised at the tenth. The fourth tranche lapses if any of the options in the first, second or third tranche are exercised prior to the fourth anniversary of the date of grant.

     Long-term incentive options granted on November 1, 2001 become exercisable in tranches on the first, second and third anniversary of the date of grant and lapse if they remain unexercised at the tenth.

(2) In addition to the above listed options both Marjorie Scardino and Peter Jovanovich participate in the Pearson US Employee Stock Purchase Plan saving the maximum amount of US$12,000 per annum.

SHARE OWNERSHIP OF SENIOR MANAGEMENT

     The table below sets forth the number of ordinary shares and restricted shares held by each of our directors as at March 31, 2004. Additional information with respect to share options held by, and bonus awards for, these persons is set out above in "Remuneration of Senior Management" and "Share Options for Senior Management". The total number of ordinary shares held by senior management as of March 31, 2004 was 444,497 representing less than 1% of the issued share capital on March 31, 2004.

AS AT 31 MARCH 2004                                         ORDINARY SHARES(1)    RESTRICTED SHARES(2)
-------------------                                         ------------------    --------------------
Lord Stevenson............................................       163,268                     --
Marjorie Scardino.........................................        93,733                643,566
David Bell................................................        56,492                326,095
Lord Burns................................................         3,371                     --
Patrick Cescau............................................            --                     --
Rona Fairhead.............................................         9,622                279,594
Peter Jovanovich..........................................        56,450                453,587
John Makinson.............................................        39,214                393,894
Reuben Mark...............................................        13,870                     --
Vernon Sankey.............................................         3,230                     --
Rana Talwar...............................................         5,247                     --

---------------

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

EMPLOYEE SHARE OWNERSHIP PLANS

ALL-EMPLOYEE SHARE AWARDS

     Since 1999, we have made share awards to all employees at the discretion of the board. No award was made in 2002. In 2004, the board has made an award of 10 shares to all employees employed at 1 March 2004.

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

     Details of our approach to corporate governance and an account of how we comply with NYSE requirements can be found on our website
(www.pearson.com/investor/corpgov.htm).

     The board of directors has established the following committees, all of which have written terms of reference setting out their authority and duties:

AUDIT COMMITTEE

     Vernon Sankey chairs this committee and Terry Burns and Reuben Mark are members. The committee provides the board with a vehicle to appraise our financial management and reporting and to assess the integrity of our accounting procedures and financial controls. Vernon Sankey is also the designated Audit Committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission. Our internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee. The committee reports to the full board of directors.

PERSONNEL COMMITTEE

     This committee is chaired by Reuben Mark and its other members are Terry Burns and Rana Talwar. All three are non-executive directors. The committee meets regularly to decide the remuneration and benefits of the executive directors and the chief executives of our three operating divisions. The committee also recommends the chairman's remuneration to the board of directors for its decision and reviews management development and succession plans.

NOMINATION COMMITTEE

     This committee is chaired by Dennis Stevenson and comprises all directors. The committee meets from time to time as necessary to consider the appointment of new directors. Its composition and chairmanship are currently under consideration.

TREASURY COMMITTEE

     This committee is chaired by Dennis Stevenson and also comprises Rona Fairhead, Vernon Sankey and Rana Talwar. The committee sets the policies for our treasury department and reviews its procedures on a regular basis.

EMPLOYEES

     The average numbers of persons employed by us during each of the three fiscal years ended 2003 were as follows:

     -  30,868 in fiscal 2003

     -  30,359 in fiscal 2002, and

     -  29,027 in fiscal 2001.

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

     The table set forth below shows for 2003 the average number of persons employed in each of our operating divisions in the United Kingdom, the United States, other locations and in total.

BUSINESS UNIT                                                UK        US      OTHER    TOTAL
-------------                                               -----    ------    -----    ------
Pearson Education.........................................  1,443    14,438    4,097    19,978
FT Group..................................................  1,885     1,397    2,362     5,644
The Penguin Group.........................................  1,223     2,115      980     4,318
Other.....................................................    414       513        1       928
                                                            -----    ------    -----    ------
TOTAL PEARSON.............................................  4,965    18,463    7,440    30,868
                                                            =====    ======    =====    ======

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     To our knowledge, as of March 31, 2004, the only beneficial owners of 3% or more of our issued and outstanding ordinary share capital were The Capital Group Companies Inc. which owned 112,304,891 ordinary shares representing 14.0% of our outstanding ordinary shares, Franklin Resources Inc. which owned 56,515,055 ordinary shares representing 7.04% of our outstanding ordinary shares, Telefonica Contenidos SA, which owned 38,853,403 ordinary shares representing 4.84% of our outstanding ordinary shares, and Legal and General which owned 24,046,759 ordinary shares representing 3.0% of our outstanding ordinary shares. On February 29, 2004, record holders with registered addresses in the United States held 16,482,527 ADRs, which represented 2.05% of our outstanding ordinary shares. Because some of these ADRs are held by nominees, these numbers may not accurately represent the number of beneficial owners in the United States.

ITEM 8.  FINANCIAL INFORMATION

     The financial statements filed as part of this Annual Report are included on pages F-1 through F-63 hereof.

     Other than those events described in Note 31 of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to our financial condition or results of operations since December 31, 2003. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

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

     On December 11, 2003, Interactive Data, our 61% owned subsidiary, announced a $125,000 settlement with the SEC, without admitting or denying their formal findings, arising out of an investigation by the SEC into the management of certain unaffiliated bond funds. There will be costs associated with Interactive Data's increased record-keeping obligations. However, we do not expect the SEC settlement to have a material effect on the results of operations or financial condition of Interactive Data or on Pearson as a whole.

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

     The ADSs trade on the New York Stock Exchange under the symbol "PSO".

     The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

     -  on an annual basis for our five most recent fiscal years,

     - on a quarterly basis for our most recent quarter and two most recent fiscal years, and

     -  on a monthly basis for the six most recent months.

                                                              ORDINARY SHARES
                                                              ----------------      AVERAGE DAILY
REFERENCE PERIOD                                               HIGH      LOW       TRADING VOLUME
----------------                                              ------    ------    -----------------
                                                                 (IN PENCE)       (ORDINARY SHARES)
Five Most Recent Fiscal Years
  2003......................................................    680       430         6,631,800
  2002......................................................    922       505         6,164,500
  2001......................................................  1,726       645         5,245,000
  2000......................................................  2,302     1,470         2,686,700
  1999......................................................  2,004     1,173         1,910,700
Most Recent Quarter and Two Most Recent Fiscal Years
2004  First quarter.........................................    657       584         7,039,600
2003  Fourth quarter........................................    680       579         6,786,300
       Third quarter........................................    639       550         6,160,400
       Second quarter.......................................    606       497         6,402,900
       First quarter........................................    604       430         7,182,800
2002  Fourth quarter........................................    740       523         6,570,900
       Third quarter........................................    690       505         6,783,200
       Second quarter.......................................    914       653         5,507,900
       First quarter........................................    922       694         5,732,400
Most Recent Six Months
       April 2004...........................................    680       623         8,846,800
       March 2004...........................................    631       594         7,559,000
       February 2004........................................    634       584         7,777,300
       January 2004.........................................    657       610         5,748,100
       December 2003........................................    662       604         7,910,800
       November 2003........................................    680       610         7,423,200

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     We summarize below the material provisions of our memorandum and articles of association, as amended, which have been filed as an exhibit to this annual report. We have multiple business objectives and purposes and are authorized to do such things as the board may consider to further our interests or incidental or conducive to the attainment of our objectives and purposes.

DIRECTORS' POWERS

     Our business shall be managed by the board of directors and the board may exercise all such of our powers as are not required by law or by the Articles of Association to be exercised by resolution of the shareholders in general meeting.

INTERESTED DIRECTORS

     A director shall not be disqualified from contracting with us by virtue of his or her office or from having any other interest, whether direct or indirect, in any contract or arrangement entered into by or on behalf of us. An interested director must declare the nature of his or her interest in any contract or arrangement entered into by or on behalf of us in accordance with the Companies Act 1985. Provided that the director has declared his interest and acted in accordance with law, no such contract or arrangement shall be avoided and no director so contracting or being interested shall be liable to account to us for any profit realised by him from the contract or arrangement by reason of the director holding his office or the fiduciary relationship thereby established. A director may not vote on any contract or arrangement or any other proposal in which he or she has, together with any interest of any person connected with him or her, an interest which is, to his or her knowledge, a material interest, otherwise than by virtue of his or her interests in shares, debentures or other securities of or otherwise in or through us. If a question arises as to the materiality of a director's interest or his or her entitlement to vote and the director does not voluntarily agree to abstain from voting, that question will be referred to the chairman of the board or, if the chairman also is interested, to a person appointed by the other directors who is not interested. The ruling of the chairman or that other person, as the case may be, will be final and conclusive. A director will not be counted in the quorum at a meeting in relation to any resolution on which he or she is prohibited from voting.

     Notwithstanding the foregoing, a director will be entitled to vote, and be counted in the quorum, on any resolution concerning any of the following matters:

     - the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or her or by any other person at the request of or for the benefit of us or any of our subsidiaries;

     - the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of ours or any of our subsidiaries for which he or she has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

     - any proposal relating to us or any of our subsidiaries where we are offering securities in which a director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which a director is to participate;

     - any proposal relating to an arrangement for the benefit of our employees or any of our subsidiaries that does not award him or her any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

     - any proposal concerning insurance that we propose to maintain or purchase for the benefit of directors or for the benefit of persons, including directors.

     Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with us or any company in which we are interested, these proposals may be divided and considered separately and each of these directors, if not prohibited from voting under the proviso of the fourth clause above, will be entitled to vote and be counted in the quorum with respect to each resolution except that concerning his or her own appointment.

BORROWING POWERS

     The board of directors may exercise all powers to borrow money and to mortgage or charge our undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any of our or any third party's debts, liabilities or obligations. The board of directors must restrict the borrowings in order to secure that the aggregate amount of undischarged monies borrowed by us (and any of our subsidiaries), but excluding any intra-group debts, shall not at any time exceed a sum equal to twice the aggregate of the adjusted capital and reserves, unless the shareholders in general meeting sanction an excession of this limitation.

OTHER PROVISIONS RELATING TO DIRECTORS

     Under the articles of association, directors are paid out of our funds for their services as we may from time to time determine by ordinary resolution and, in the case of non-executive directors, up to an aggregate of L500,000 or such other amounts as resolved by the shareholders at a general meeting. Directors currently are not required to be qualified by owning our shares. While the Companies Act 1985 states that no director may be appointed after he reaches the age of 70, our articles of association provide for the reappointment, after retirement, of directors attaining the age of 70. This is permissible under the Companies Act 1985.

ANNUAL GENERAL MEETINGS AND EXTRAORDINARY GENERAL MEETINGS

     Shareholders' meetings may be either annual general meetings or extraordinary general meetings. However, the following matters are ordinarily transacted at an annual general meeting:

     -  sanctioning or declaring dividends;

     -  consideration of the accounts and balance sheet;

     - ordinary reports of the board of directors and auditors and any other documents required to be annexed to the balance sheet;

     - as holders of ordinary shares vote for the election of one-third of the members of the board of directors at every annual general meeting, the appointment or election of directors in the place of those retiring by rotation or otherwise;

     - appointment or reappointment of, and determination of the remuneration of, the auditors; and

     - the renewal, limitation, extension, variation or grant of any authority of or to the board, pursuant to the Companies Act 1985, to allot securities.

     Business transacted at an extraordinary general meeting may also be transacted at an annual general meeting.

     We hold a general meeting as our annual general meeting within fifteen months after the date of the preceding annual general meeting, at a place and time determined by the board. The board may call an extraordinary general meeting at any time and for any reason. The board must convene an extraordinary general meeting if requested to do so by shareholders holding not less than one-tenth of our issued share capital.

     Three shareholders present in person and entitled to vote will constitute a quorum for any general meeting. If a quorum for a meeting convened at the request of shareholders is not present within fifteen minutes of the appointed time, the meeting will be dissolved. In any other case, the general meeting will be adjourned to the same day in the next week, at the same time and place, or to a time and place that the chairman fixes. If at that rescheduled meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the shareholders present in person or by proxy will be a quorum. The chairman or, in his absence, the deputy chairman or any other director nominated by the board, will preside as chairman at every general meeting. If no director is present at the general meeting or no director consents to act as chairman, the shareholders present shall elect one of their number to be chairman of the meeting.

ORDINARY SHARES

     Certificates representing ordinary shares are issued in registered form and, subject to the terms of issue of those shares, are issued following allotment or receipt of the form of transfer bearing the appropriate stamp duty by our registrar, Lloyds Bank Registrars, the Causeway, Worthing, West Sussex BN99 6DA, United Kingdom, telephone number +44-1903-502-541.

SHARE CAPITAL

     Any share may be issued with such preferred, deferred or other special rights or other restrictions as we may determine by way of a shareholders' vote in general meeting. Subject to the Companies Act 1985, any shares may be issued on terms that they are, or at our or the shareholders' option are, liable to be redeemed on such terms and in such manner as we, before the issue of the shares, may by special resolution of the shareholders, determine.

     There are no provisions in the Articles of Association which discriminate against any existing or prospective shareholder as a result of such shareholder owning a substantial number of shares.

     Subject to the terms of the shares which have been issued, the directors may from time to time make calls upon the shareholders in respect of any moneys unpaid on their shares, provided that (subject to the terms of the shares so issued) no call on any share shall be payable at less than fourteen clear days from the last call. The directors may, if they see fit, receive from any shareholder willing to advance the same, all and any part of the moneys uncalled and unpaid upon any shares held by him.

CHANGES IN CAPITAL

     We may from time to time, by ordinary resolution:

     - consolidate and divide our share capital into shares of a larger amount than its existing shares; or

     - sub-divide all of or any of our existing shares into shares of smaller amounts than is fixed by the Memorandum of Association, subject to the Companies Act 1985; or

     - cancel any shares which, at the date of passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

     We may, from time to time, by ordinary resolution increase our share capital and, by special resolution, decrease our share capital, capital redemption reserve fund and any share premium account in any way.

VOTING RIGHTS

     Every holder of ordinary shares present in person at a meeting of shareholders has one vote on a vote taken by a show of hands. On a poll, every holder of ordinary shares who is present in person or by proxy has one vote for every ordinary share of which he or she is the holder. Voting at any meeting of shareholders is by a show of hands unless a poll is properly demanded before the declaration of the results of a show of hands. A poll may be demanded by:

     -  the chairman of the meeting;

     - at least three shareholders present in person or by proxy and entitled to vote;

     - any shareholder or shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or

     - any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which the aggregate sum paid up is equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

DIVIDENDS

     Holders of ordinary shares are entitled to receive dividends out of our profits that are available by law for distribution, as we may declare by ordinary resolution, subject to the terms of issue thereof. However, no dividends may be declared in excess of an amount recommended by the board of directors. The board may pay interim dividends to the shareholders as it deems fit. We may invest or otherwise use all dividends left unclaimed for six months after having been declared for our benefit, until claimed. All dividends unclaimed for a period of twelve years after having been declared will be forfeited and revert to us.

     The directors may, with the sanction of a resolution of the shareholders, offer any holders of ordinary shares the right to elect to receive ordinary shares credited as fully paid, in whole or in part, instead of cash in respect of such dividend.

     The directors may deduct from any dividend payable to any shareholder all sums of money (if any) presently payable by that shareholder to us on account of calls or otherwise in relation to our shares.

LIQUIDATION RIGHTS

     In the event of our liquidation, after payment of all liabilities, our remaining assets would be used to repay the holders of ordinary shares the amount they paid for their ordinary shares. Any balance would be divided among the holders of ordinary shares in proportion to the nominal amount of the ordinary shares held by them.

OTHER PROVISIONS OF THE ARTICLES OF ASSOCIATION

     Whenever our capital is divided into different classes of shares, the special rights attached to any class may, unless otherwise provided by the terms of the issue of the shares of that class, be varied or abrogated, either with the written consent of the holders of three-fourths of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of these holders.

     In the event that a shareholder or other person appearing to the board of directors to be interested in ordinary shares fails to comply with a notice requiring him or her to provide information with respect to their interest in voting shares pursuant to section 212 of the Companies Act 1985, we may serve that shareholder with a notice of default. After service of a default notice, that shareholder shall not be entitled to attend or vote at any general meeting or at a separate meeting of holders of a class of shares or on a poll until he or she has complied in full with our information request.

     If the shares described in the default notice represent at least one-fourth of 1% in nominal value of the issued ordinary shares, then the default notice may additionally direct that in respect of those shares:

     -  we will not pay dividends (or issue shares in lieu of dividends); and

     - we will not register transfers of shares unless the shareholder is not himself in default as regards supplying the information requested and the transfer, when presented for registration, is in such form as the board of directors may require to the effect that after due and careful inquiry, the shareholder is satisfied that no person in default is interested in any of the ordinary shares which are being transferred or the transfer is an approved transfer, as defined in our articles of association.

     No provision of our articles of association expressly governs the ordinary share ownership threshold above which shareholder ownership must be disclosed. Under the Companies Act 1985, any person who acquires, either alone or, in specified circumstances, with others:

     - a material interest in our voting share capital equal to or in excess of 3%; or

     -  a non-material interest equal to or in excess of 10%,

     comes under an obligation to disclose prescribed particulars to us in respect of those ordinary shares. A disclosure obligation also arises where a person's notifiable interests fall below the notifiable percentage, or where, above that level, the percentage of our voting share capital in which a person has a notifiable interest increases or decreases.

LIMITATIONS AFFECTING HOLDERS OF ORDINARY SHARES OR ADSS

     Under English law and our memorandum and articles of association, persons who are neither UK residents nor UK nationals may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

     With respect to the items discussed above, applicable UK law is not materially different from applicable US law.

MATERIAL CONTRACTS

     The following summaries are not intended to be complete and reference is made to the contracts themselves, which are included as exhibits to this annual report. We have entered into the following contracts outside the ordinary course of business during the two year period immediately preceding the date of this annual report:

ISSUANCE OF $300,000,000 4.625% SENIOR NOTES DUE 2018

     We issued US $300 million principal amount of 4.625% senior notes due 2018 under an indenture dated June 23, 2003 between us and The Bank of New York, as trustee. The first semi-annual interest payment was made on December 15, 2003. We may redeem the notes at any time, in whole or in part, at our option.

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

EXECUTIVE EMPLOYMENT CONTRACTS

     We have entered into agreements with each of our executive directors pursuant to which such executive director is employed by us. These agreements describe the duties of such executive director and the compensation to be paid by us. See "Item 6. Directors, Senior Management & Employees -- Compensation of Senior Management". Each agreement may be terminated by us on 12 months' notice or by the executive director on six months' notice. In the event we terminate any executive director without giving the full 12 months' advance notice, the executive director is entitled to receive liquidated damages equal to 12 months base salary and benefits together with a proportion of potential bonus. In the case of Peter Jovanovich, his service agreement provides for compensation on termination of employment by the company without cause of 200% of annual salary plus target bonus, reflecting US employment practice and the terms agreed with him in his employment and confirmed in October 2000 before his appointment as a director of the company.

EXCHANGE CONTROLS

     There are no UK government laws, decrees, regulations or other legislation which restrict or which may affect the import or export of capital, including the availability of cash and cash equivalents for use by us or the remittance of dividends, interest or other payments to nonresident holders of our securities, except as otherwise described under "-- Tax Considerations" below.

TAX CONSIDERATIONS

     The following is a discussion of the material US federal income tax considerations and UK tax considerations arising from the acquisition, ownership and disposition of ordinary shares and ADSs by a US holder. A US holder is:

     -  an individual citizen or resident of the US,

     - a corporation created or organized in or under the laws of the United States or any of its political subdivisions, or

     - an estate or trust the income of which is subject to US federal income taxation regardless of its source.

     This discussion deals only with ordinary shares and ADSs that are held as capital assets by a US holder, and does not address tax considerations applicable to US holders that may be subject to special tax rules, such as:

     -  dealers or traders in securities or currencies,

     - financial institutions or other US holders that treat income in respect of the ordinary shares or ADSs as financial services income,

     -  insurance companies,

     -  tax-exempt entities,

     - US holders that hold the ordinary shares or ADSs as a part of a straddle or conversion transaction or other arrangement involving more than one position,

     - US holders that own, or are deemed for US tax purposes to own, 10% or more of the total combined voting power of all classes of our voting stock,

     - US holders that have a principal place of business or "tax home" outside the United States, or

     -  US holders whose "functional currency" is not the US dollar.

     For US federal income tax purposes, holders of ADSs will be treated as the owners of the ordinary shares represented by those ADSs.

     The discussion below is based upon current UK law and the provisions of the US Internal Revenue Code of 1986, or the Code, and regulations, rulings and judicial decisions as of the date of this Annual Report; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in tax consequences different from those discussed below. This discussion is also based on the Income Tax Treaty between the United Kingdom and the United States, which came into force in March 2003 (the "New Income Tax Treaty"). The New Income Tax Treaty replaced the 1975 Income Tax Treaty between the United Kingdom and the United States (the "Old Income Tax Treaty"), and is effective in relation to withholding tax from 1 May 2003, for United Kingdom income and capital gains tax from 6 April 2003 (individuals) and 1 April 2003 (Companies) and for US income tax from 1 January 2004. Under the Old Income Tax Treaty a US holder was entitled to claim a tax credit from the UK Inland Revenue in respect of dividends received from us, subject to a notional withholding tax. The payment of such tax credits was specifically abolished with effect from 1 May 2003. However, a UK holder is entitled to have the Old Income Tax Treaty apply in its entirety for a period of twelve months after the effective dates of the New Income Tax Treaty. Notwithstanding this, for the purposes of this discussion it is assumed that the New Income Tax Treaty applies.

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

UK INCOME TAXATION OF DISTRIBUTIONS

     The United Kingdom does not impose dividend withholding tax on dividends paid to US holders.

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

     As a result of the Jobs and Growth Tax Relief Reconciliation Act of 2003 (referred to here as the 2003 Tax Act), a distribution by the Company to noncorporate shareholders before 2009 will be taxed as net capital gain at a maximum rate of 15%, provided certain holding periods are met, to the extent such distribution is treated as a dividend under U.S. federal income tax principles.

UK INCOME TAXATION OF CAPITAL GAINS

     Under the New Income Tax Treaty, each country generally may tax capital gains in accordance with the provisions of its domestic law. Under present UK law, a US holder that is not a resident, and, in the case of an individual, not ordinarily resident, in the United Kingdom for UK tax purposes and who does not carry on a trade, profession or vocation in the United Kingdom through a branch or agency to which ordinary shares or ADSs are attributable will not be liable for UK taxation on capital gains or eligible for relief for allowable losses, realized on the sale or other disposal (including redemption) of these ordinary shares or ADSs.

US INCOME TAXATION OF CAPITAL GAINS

     Upon a sale or exchange of ordinary shares or ADSs to a person other than Pearson, a US holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the US holder's adjusted tax basis in the ordinary shares or ADSs. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. As a result of the 2003 Tax Act, long-term capital gain of a noncorporate US holder is generally taxed at a maximum rate of 15%. This long-term capital gain rate, which reflects a reduction from the prior maximum rate of 20%, is scheduled to expire, under the 2003 Tax Act, in 2009.

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

     A transfer for value of the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration. A transfer of ordinary shares from a nominee to its beneficial owner, including the transfer of underlying ordinary shares from the Depositary to an ADS holder, under which no beneficial interest passes is subject to stamp duty at the fixed rate of L5.00 per instrument of transfer.

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

     We have formulated our policies for hedging exposures to interest rate and foreign exchange risk, and have used derivatives to ensure compliance with these policies. Although the majority of our derivative contracts were transacted without regard to existing US GAAP requirements on hedge accounting, during 2003 we sought to gain qualification for hedge accounting under US GAAP for a limited number of key derivative contracts, but did not meet the prescribed hedge designation requirements.

     The following discussion addresses market risk only and does not present other risks that we face in the normal course of business, including country risk, credit risk and legal risk. See Note 19 for discussion of treasury policy in these areas.

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

     The principal method to hedge interest rate risk is to enter into an agreement to pay a fixed-rate and receive a variable rate, known as a swap. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and variable-rate amounts calculated by reference to an agreed notional principal amount. The majority of these contracts are US dollar denominated, and some of them have deferred start dates, in order to maintain the desired risk profile as other contracts mature. The variable rates received are normally based on three-month and six-month LIBOR, and the dates on which these rates are set do not necessarily exactly match those of the hedged borrowings. We believe that our portfolio of these types of swaps is an efficient hedge of our portfolio of variable rate borrowings.

     In addition, from time to time we issue bonds or other capital market instruments to refinance existing debt. To avoid the rate on a single transaction unduly influencing our overall net interest expense, it is our normal practice to enter into a related derivative contract effectively converting the interest rate profile of the bond transaction to that of the debt which it is refinancing. Most often this is a variable interest rate denominated in US dollars. In several cases, the bond issue was denominated in a different currency than the debt being refinanced and we have entered into a related interest rate and currency swap in order to maintain an unchanged borrowing risk profile.

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

     At December 31, 2003 the split of aggregate net borrowings in core currencies was US dollar 81%, euro 10% and sterling 9%. We are also exposed to currency exchange rates in our cash transactions and our investments in overseas transactions. Cash transactions -- typically for purchases, sales, interest or dividends -- require cash conversions between currencies. Fluctuations in currency exchange rates affect the cash amounts that we pay or receive.

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

FORWARD FOREIGN EXCHANGE CONTRACTS

     We use forward foreign exchange contracts where a specific major project or forecasted cash flow, including acquisitions and disposals, arises from a business decision that has used a specific foreign exchange rate. Our policy is to effect transactional conversions between currencies, for example to collect receivables or settle payables, at the relevant spot exchange rate.

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

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

     An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003 was carried out by us under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that Pearson's disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. A controls system, no matter how well designed and operated cannot provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Subsequent to the date of the most recent evaluation of our internal controls, there were no significant changes in our internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

     The members of the Board of Directors of Pearson plc have determined that Vernon Sankey is an audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission.

ITEM 16B.  CODE OF ETHICS

     Pearson has adopted a code of ethics (the Pearson code of business conduct) which applies to all employees including the Chief Executive Officer and Chief Financial Officer. This code of ethics is available on our website (www.pearson.com/investor/corpgov.htm). The information on our website is not incorporated by reference into this report.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     In 2003, the audit committee adopted a revised policy for auditor services. The policy requires all audit engagements to be approved by the audit committee. The policy permits the auditors to be engaged for other services provided the engagement is specifically approved in advance by the committee or alternatively meets the detailed criteria of specific pre-approved services and is notified to the committee.

     The Group Chief Financial Officer or Group Controller can procure pre-approved services, as defined in the audit committee's policy for auditor services, of up to amount of L100,000 per engagement, subject to a cumulative limit of L500,000 per year. The limit of L100,000 will be subject to annual review by the audit committee. Where pre-approval has not been granted for a service or where the amount is above these limits, specific case by case approval must be obtained from the Audit Committee prior to the engagement of our auditor.

AUDITORS' REMUNERATION                                        2003    2002
----------------------                                        ----    ----
                                                               LM      LM
Statutory audit and audit-related regulatory reporting
  services..................................................   3       3
Non-audit services..........................................   2       3
Non-audit services were as follows:
Tax compliance services.....................................   1       2
Tax advisory services.......................................   1       1

---------------

NOTE   Included in statutory audit fees are amounts relating to the parent company of L20,000 (2002:L20,000). Audit-related regulatory reporting fees are L200,000 (2002:L200,000). Non-audit fees in the UK in 2003 are L341,000
(2002:L231,000) and are in respect of tax advisory and tax compliance services. The remainder of the non-audit fees relate to overseas subsidiaries.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

     Not applicable.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     The financial statements filed as part of this Annual Report are included on pages F-1 through F-63 hereof.

ITEM 18.  FINANCIAL STATEMENTS

     We have elected to respond to Item 17.

ITEM 19.  EXHIBITS


 1.1  Memorandum and Articles of Association of Pearson plc.
 2.1  Indenture dated June 21, 2001 between Pearson plc and The
      Bank of New York, as trustee.+
 2.2  Indenture dated June 23, 2003 between Pearson plc and The
      Bank of New York, as trustee.
 4.1 Letter Agreement dated October 9, 2000 between Pearson plc and Peter Jovanovich.#
 8.1  List of Significant Subsidiaries.
12.1  Certification of Chief Executive Officer.
12.2  Certification of Chief Financial Officer.
13.1  Certification of Chief Executive Officer.
13.2  Certification of Chief Financial Officer.

---------------

+ Incorporated by reference to the Form 20-F of Pearson plc for the year ended December 31, 2001 and filed June 10, 2002.

# Incorporated by reference to the Form 20-F of Pearson plc for the year ended December 31, 2002 and filed June 5, 2003.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................   F-2
Consolidated Profit and Loss Account for the Year Ended
  December 31, 2003.........................................   F-3
Consolidated Balance Sheet as at December 31, 2003..........   F-4
Consolidated Cash Flow Statement for the Year Ended December
  31, 2003..................................................   F-5
Statement of Total Recognized Gains and Losses for the Year
  Ended December 31, 2003...................................   F-6
Reconciliation of Movements in Equity Shareholders' Funds
  for the Year Ended December 31, 2003......................   F-6
Notes to the Accounts.......................................   F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Pearson plc:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, statements of total recognized gains and losses, reconciliations of movements in equity shareholders' funds, and consolidated cash flow statements present fairly, in all material respects, the financial position of Pearson plc and its subsidiaries at 31 December 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2003, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

     As discussed in Note 34 to the consolidated financial statements, the Group changed its method of accounting for deferred taxes in 2002 in accordance with principles generally accepted in the United Kingdom. The change has been accounted for by restating comparative information at December 31, 2001 and 2000, and for the years then ended.

PricewaterhouseCoopers LLP
Chartered Accountants
And Registered Auditors

London, United Kingdom

February 27, 2004

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                          YEAR ENDED 31 DECEMBER 2003
                          (ALL FIGURES IN L MILLIONS)

                                                              NOTE     2003     2002     2001
                                                              -----    -----    -----    -----
SALES (INCLUDING SHARE OF JOINT VENTURES)...................           4,066    4,331    4,240
Less: share of joint ventures...............................             (18)     (11)     (15)
                                                                       -----    -----    -----
SALES.......................................................    2a     4,048    4,320    4,225
GROUP OPERATING PROFIT......................................             226      194       20
SHARE OF OPERATING PROFIT/(LOSS) OF JOINT VENTURES AND
  ASSOCIATES................................................  2c/d        --      (51)     (67)
                                                                       -----    -----    -----
TOTAL OPERATING PROFIT......................................    2b       226      143      (47)
                                                                       -----    -----    -----
Loss on sale of fixed assets and investments................    4a        (2)     (13)     (12)
Profit/(loss) on sale of subsidiaries and associates........    4b         8      (27)     (63)
Profit on sale of a subsidiary by an associate..............    4c        --        3      (53)
                                                                       -----    -----    -----
NON OPERATING ITEMS.........................................               6      (37)    (128)
                                                                       -----    -----    -----
PROFIT BEFORE INTEREST AND TAXATION.........................             232      106     (175)
Amounts written off investments.............................              --       --      (92)
Net finance costs...........................................     5       (80)    (131)    (169)
                                                                       -----    -----    -----
PROFIT/(LOSS) BEFORE TAXATION...............................             152      (25)    (436)
Taxation....................................................     7       (75)     (64)      33
                                                                       -----    -----    -----
PROFIT/(LOSS) AFTER TAXATION................................              77      (89)    (403)
Equity minority interests...................................             (22)     (22)     (20)
                                                                       -----    -----    -----
PROFIT/(LOSS) FOR THE FINANCIAL YEAR........................              55     (111)    (423)
DIVIDENDS ON EQUITY SHARES..................................     8      (192)    (187)    (177)
                                                                       -----    -----    -----
LOSS RETAINED...............................................            (137)    (298)    (600)
                                                                       =====    =====    =====
BASIC EARNINGS/(LOSS) PER SHARE.............................     9       6.9P   (13.9)p  (53.2)p
DILUTED EARNINGS/(LOSS) PER SHARE...........................     9       6.9P   (13.9)p  (53.2)p
DIVIDENDS PER SHARE.........................................     8      24.2P    23.4p    22.3p

     There is no difference between the profit/(loss) before taxation and the loss retained for the year stated above and their historical cost equivalents.

                           CONSOLIDATED BALANCE SHEET
                             AS AT 31 DECEMBER 2003
                          (ALL FIGURES IN L MILLIONS)

                                                              NOTE     2003      2002
                                                              ----    ------    ------
FIXED ASSETS
Intangible assets...........................................   11      3,260     3,610
Tangible assets.............................................   12        468       503
Investments: joint ventures.................................   13
  Share of gross assets.....................................               7         7
  Share of gross liabilities................................              (1)       --
                                                                      ------    ------
                                                                           6         7
Investments: associates.....................................   14         58       106
Investments: other..........................................   15         80        84
                                                                      ------    ------
                                                                       3,872     4,310
                                                                      ------    ------
CURRENT ASSETS
Stocks......................................................   16        683       734
Debtors.....................................................   17      1,132     1,057
Deferred taxation...........................................   21        145       174
Investments.................................................               2         2
Cash at bank and in hand....................................   18        561       575
                                                                      ------    ------
                                                                       2,523     2,542
                                                                      ------    ------
CREDITORS -- AMOUNTS FALLING DUE WITHIN ONE YEAR
Short-term borrowing........................................   19       (575)     (249)
Other creditors.............................................   20     (1,129)   (1,114)
                                                                      ------    ------
                                                                      (1,704)   (1,363)
                                                                      ------    ------
NET CURRENT ASSETS..........................................             819     1,179
                                                                      ------    ------
TOTAL ASSETS LESS CURRENT LIABILITIES.......................           4,691     5,489
CREDITORS -- AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Medium and long-term borrowing..............................   19     (1,347)   (1,734)
Other creditors.............................................   20        (45)      (60)
                                                                      ------    ------
                                                                      (1,392)   (1,794)
                                                                      ------    ------
PROVISIONS FOR LIABILITIES AND CHARGES......................   22       (152)     (165)
                                                                      ------    ------
NET ASSETS..................................................           3,147     3,530
                                                                      ======    ======
CAPITAL AND RESERVES
Called up share capital.....................................   23        201       200
Share premium account.......................................   24      2,469     2,465
Profit and loss account.....................................   24        282       673
                                                                      ------    ------
Equity shareholders' funds..................................           2,952     3,338
Equity minority interests...................................             195       192
                                                                      ------    ------
                                                                       3,147     3,530
                                                                      ======    ======

     The company balance sheet is shown in note 32.

     The financial statements were approved by the board of directors on 27 February 2004 and signed on its behalf by

              Dennis Stevenson,                               Rona Fairhead,
                  Chairman                                Chief financial officer

                        CONSOLIDATED CASH FLOW STATEMENT
                          YEAR ENDED 31 DECEMBER 2003
                          (ALL FIGURES IN L MILLIONS)

                                                              NOTE    2003    2002    2001
                                                              ----    ----    ----    ----
NET CASH INFLOW FROM OPERATING ACTIVITIES...................   27      359     529     490
                                                                      ----    ----    ----
DIVIDENDS FROM JOINT VENTURES AND ASSOCIATES................             9       6      25
                                                                      ----    ----    ----
Interest received...........................................            11      11      31
Interest paid...............................................           (86)   (151)   (187)
Debt issue costs............................................            (1)     --      (1)
Dividends paid to equity minority interests.................           (19)     (1)     (9)
                                                                      ----    ----    ----
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE.............           (95)   (141)   (166)
                                                                      ----    ----    ----
Taxation....................................................           (44)    (55)    (71)
                                                                      ----    ----    ----
Purchase of tangible fixed assets...........................          (105)   (126)   (165)
Sale of tangible fixed assets...............................             8       7      36
Purchase of investments.....................................            (4)    (21)    (35)
Sale of investments.........................................            --       3      22
                                                                      ----    ----    ----
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT................          (101)   (137)   (142)
                                                                      ----    ----    ----
Purchase of subsidiaries....................................   25      (94)    (87)   (128)
Net cash acquired with subsidiaries.........................            34       1      83
Purchase of joint ventures and associates...................            (5)    (40)    (26)
Sale of subsidiaries........................................   26       (4)      3      41
Net overdrafts/(cash) disposed with subsidiaries............             1      (1)     --
Sale of associates..........................................            57     920       1
                                                                      ----    ----    ----
ACQUISITIONS AND DISPOSALS..................................           (11)    796     (29)
                                                                      ----    ----    ----
EQUITY DIVIDENDS PAID.......................................          (188)   (181)   (174)
                                                                      ----    ----    ----
NET CASH (OUTFLOW)/INFLOW BEFORE MANAGEMENT OF LIQUID
  RESOURCES AND FINANCING...................................           (71)    817     (67)
                                                                      ----    ----    ----
Liquid resources acquired...................................           (85)    (65)    (48)
Collateral deposit reimbursed...............................            --      22      47
                                                                      ----    ----    ----
MANAGEMENT OF LIQUID RESOURCES..............................           (85)    (43)     (1)
                                                                      ----    ----    ----
Issue of equity share capital...............................             5       6      20
Capital element of finance leases...........................            (3)     (5)     (7)
Loan facility advanced/(repaid).............................             1    (507)   (521)
Bonds advanced..............................................           180      --     507
Bonds repaid................................................          (159)   (167)     --
Collateral deposit reimbursed...............................            54      17      --
Net movement in other borrowings............................           (13)     (7)      3
                                                                      ----    ----    ----
FINANCING...................................................            65    (663)      2
                                                                      ----    ----    ----
(DECREASE)/INCREASE IN CASH IN THE YEAR.....................   27      (91)    111     (66)
                                                                      ====    ====    ====

                 STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
                          YEAR ENDED 31 DECEMBER 2003
                          (ALL FIGURES IN L MILLIONS)

                                                              2003    2002    2001
                                                              ----    ----    ----
Profit/(loss) for the financial year........................    55    (111)   (423)
Other net gains and losses recognised in reserves:
Exchange differences........................................  (254)   (317)     26
Taxation on exchange differences............................    --       5      (6)
                                                              ----    ----    ----
TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE YEAR......  (199)   (423)   (403)
                                                              ----    ----    ----
Prior year adjustment.......................................    --     209     240
                                                              ----    ----    ----
TOTAL RECOGNISED GAINS AND LOSSES...........................  (199)   (214)   (163)
                                                              ====    ====    ====

     Included within profit/(loss) for the financial year is a loss for the year of L10m (2002: loss of L13m) relating to joint ventures and a profit of L6m (2002: a loss of L39m) relating to associates. The prior year adjustment in 2002 related to the adoption of FRS 19 "Deferred tax".

           RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS
                          YEAR ENDED 31 DECEMBER 2003
                          (ALL FIGURES IN L MILLIONS)

                                                              2003    2002     2001
                                                              -----   -----    -----
Profit/(loss) for the financial year........................     55    (111)    (423)
Dividends on equity shares..................................   (192)   (187)    (177)
                                                              -----   -----    -----
                                                               (137)   (298)    (600)
Exchange differences net of taxation........................   (254)   (312)      20
Goodwill written back on sale of subsidiaries and
  associates................................................     --     144       37
Goodwill written back on sale of subsidiaries and associates
  by an associate...........................................     --      --       36
Shares issued...............................................      5       6       18
Replacement options granted on acquisition of subsidiary....     --       1        2
                                                              -----   -----    -----
Net movement for the year...................................   (386)   (459)    (487)
Equity shareholders' funds at beginning of the year.........  3,338   3,797    4,284
                                                              -----   -----    -----
EQUITY SHAREHOLDERS' FUNDS AT END OF THE YEAR...............  2,952   3,338    3,797
                                                              =====   =====    =====

                             NOTES TO THE ACCOUNTS

1   ACCOUNTING POLICIES

     Accounting policies have been consistently applied and the amendment to FRS 5 -- Application Note G "Revenue recognition" has been applied in respect of multiple element arrangements as set out in note 1d below. The impact of this revision has not given rise to a material adjustment to these financial statements. The transitional arrangements of FRS 17 "Retirement benefits" which require additional disclosures in respect of retirement benefits have been adopted, as set out in note 10.

     A. BASIS OF ACCOUNTING -- The accounts are prepared under the historical cost convention and in accordance with the Companies Act and applicable accounting standards. A summary of the significant accounting policies is set out below.

     B. BASIS OF CONSOLIDATION -- The consolidated accounts include the accounts of all subsidiaries made up to 31 December. Where companies have become or ceased to be subsidiaries or associates during the year, the Group results include results for the period during which they were subsidiaries or associates.

     The results of the Group includes the Group's share of the results of joint ventures and associates, and the consolidated balance sheet includes the Group's interest in joint ventures and associates at the book value of attributable net assets and attributable goodwill.

     C. GOODWILL -- From 1 January 1998 goodwill, being either the net excess of the cost of shares in subsidiaries, joint ventures and associates over the value attributable to their net assets on acquisition or the cost of other goodwill by purchase, is capitalised and amortised through the profit and loss account on a straight-line basis over its estimated useful life not exceeding 20 years. Estimated useful life is determined after taking into account such factors as the nature and age of the business and the stability of the industry in which the acquired business operates, as well as typical life spans of the acquired products to which the goodwill attaches. Goodwill is subject to an impairment review at the end of the first full year following an acquisition, and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill arising on acquisitions before 1 January 1998 has been deducted from reserves and is charged or credited to the profit and loss account on disposal or closure of the business to which it relates.

     D. SALES -- Sales represent the amount of goods and services, net of value added tax and other sales taxes, and excluding trade discounts and anticipated returns, provided to external customers and associates.

     Revenue from the sale of books is recognised when the goods are shipped. Anticipated returns are based primarily on historical return rates.

     Circulation and advertising revenue is recognised when the newspaper or other publication is published.

     Subscription revenue is recognised on a straight-line basis over the life of the subscription.

     Where a contractual arrangement consists of two or more separate elements that can be provided to customers either on a stand-alone basis or as an optional extra, such as the provision of supplementary materials with textbooks, revenue is recognised for each element as if it were an individual contractual arrangement.

     Revenue from long-term contracts, such as contracts to process qualifying tests for individual professions and government departments, is recognised over the contract term based on the percentage of services provided during the period, compared to the total estimated services to be provided over the entire contract. Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

     On certain contracts, where the Group acts as agent, only commissions and fees receivable for services rendered are recognised as revenue. Any third party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

     E. PENSION COSTS -- The regular pension cost of the Group's defined benefit pension schemes is charged to the profit and loss account in accordance with SSAP 24 "Accounting for pension costs" in order to apportion the cost of pensions over the service lives of employees in the schemes. Variations arising from a significant reduction in the number of employees are adjusted in the profit and loss account to the extent that the year's regular pension cost, reduced by other variations, exceeds contributions payable for that year. Other variations are apportioned over the expected service lives of current employees in the schemes. The pension cost of the Group's defined contribution schemes is the amount of contributions payable for the year.

     F. POST-RETIREMENT BENEFITS OTHER THAN PENSIONS -- Post-retirement benefits other than pensions are accounted for on an accruals basis to recognise the obligation over the expected service lives of the employees concerned.

     G. TANGIBLE FIXED ASSETS -- The cost of tangible fixed assets other than freehold land is depreciated over estimated economic lives in equal annual amounts. Generally, freeholds are depreciated at 1% to 5% per annum, leaseholds at 2% per annum, or over the period of the lease if shorter, and plant and equipment at various rates between 5% and 33% per annum.

     H. LEASES -- Finance lease rentals are capitalised at the net present value of the total amount of rentals payable under the leasing agreement (excluding finance charges) and depreciated in accordance with policy g above. Finance charges are written off over the period of the lease in reducing amounts in relation to the written down carrying cost. Operating lease rentals are expensed as incurred.

     I. FIXED ASSET INVESTMENTS -- Fixed asset investments are stated at cost less provisions for diminution in value.

     J. SHARE SCHEMES -- Shares held by employee share ownership trusts are shown at cost less any provision for permanent diminution in value. The costs of funding and administering the trusts are charged to the profit and loss account in the period to which they relate. The cost of shares acquired by the trusts or the fair market value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate provision made.

     K. STOCKS -- Stocks and work in progress are stated at the lower of cost and net realisable value.

     L. PRE-PUBLICATION COSTS -- Pre-publication costs represent direct costs incurred in the development of titles prior to their publication. These costs are carried forward in stock where the title to which they relate has a useful life in excess of one year. These costs are amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected life cycle of the title, with a higher proportion of the amortisation taken in the earlier years.

     M. ROYALTY ADVANCES -- Advances of royalties to authors are included within debtors when the advance is paid less any provision required to bring the amount down to its net realisable value. The royalty advance is expensed at the contracted royalty rate as the related revenues are earned.

     N. NEWSPAPER DEVELOPMENT COSTS -- Revenue investment in the development of newspaper titles consists of measures to increase the volume and geographical spread of circulation. These measures include additional and enhanced editorial content, extended distribution and remote printing. These extra costs arising are expensed as incurred.

     O. DEFERRED TAXATION -- Provision is made in full for deferred tax that arises from timing differences that have originated but not reversed by the balance sheet date on transactions or events that result in an obligation to pay more tax in the future. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be taxable profits from which the underlying timing differences can be deducted. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been made to remit such earnings.

     P. FINANCIAL INSTRUMENTS -- Interest and the premium or discount on the issue of financial instruments is taken to the profit and loss account so as to produce a constant rate of return over the period to the date of expected redemption.

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

     Q. FOREIGN CURRENCIES -- Profit and loss accounts in overseas currencies are translated into sterling at average rates. Balance sheets are translated into sterling at the rates ruling at 31 December. Exchange differences arising on consolidation are taken directly to reserves. Other exchange differences are taken to the profit and loss account where they relate to trading transactions and directly to reserves where they relate to investments.

     The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.63 (2002: $1.51) and the year end rate was $1.79 (2002: $1.61).

     R. LIQUID RESOURCES -- Liquid resources comprise short-term deposits of less than one year and investments which are readily realisable and held on a short-term basis.

     S. RETAINED PROFITS OF OVERSEAS SUBSIDIARIES AND ASSOCIATES -- No provision is made for any additional taxation, less double taxation relief, which would arise on the remittance of profits retained where there is no intention to remit such profits.

2A  ANALYSIS OF SALES

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
BUSINESS SECTORS
Pearson Education...........................................   2,451      2,756      2,604
FT Group....................................................     757        726        801
The Penguin Group...........................................     840        838        820
                                                               -----      -----      -----
Continuing operations.......................................   4,048      4,320      4,225
                                                               =====      =====      =====
GEOGRAPHICAL MARKETS SUPPLIED
United Kingdom..............................................     474        411        433
Continental Europe..........................................     463        419        446
North America...............................................   2,742      3,139      2,975
Asia Pacific................................................     255        249        241
Rest of world...............................................     114        102        130
                                                               -----      -----      -----
Continuing operations.......................................   4,048      4,320      4,225
                                                               =====      =====      =====

                                       2003                          2002                          2001
                            ---------------------------   ---------------------------   ---------------------------
                            TOTAL BY    INTER-    TOTAL   TOTAL BY    INTER-    TOTAL   TOTAL BY    INTER-    TOTAL
                             SOURCE    REGIONAL   SALES    SOURCE    REGIONAL   SALES    SOURCE    REGIONAL   SALES
                            --------   --------   -----   --------   --------   -----   --------   --------   -----
                                                          (ALL FIGURES IN L MILLIONS)
GEOGRAPHICAL SOURCE OF
  SALES
United Kingdom............     720       (29)       691      644       (25)       619      686       (20)       666
Continental Europe........     339        (4)       335      304        (4)       300      315        (5)       310
North America.............   2,758       (39)     2,719    3,144       (36)     3,108    2,976       (35)     2,941
Asia Pacific..............     230        (1)       229      226        (2)       224      221        (6)       215
Rest of world.............      77        (3)        74       69        --         69       93        --         93
                             -----       ---      -----    -----       ---      -----    -----       ---      -----
Continuing operations.....   4,124       (76)     4,048    4,387       (67)     4,320    4,291       (66)     4,225
                             =====       ===      =====    =====       ===      =====    =====       ===      =====

---------------

NOTE The table above analyses sales by the geographical region from which the products and services originate. Inter-regional sales are those made between Group companies in different regions.

     Included within sales for 2003 is an amount of L127m attributable to acquisitions made during the year.

2B  ANALYSIS OF TOTAL OPERATING PROFIT

                                                                    2003
                                   ----------------------------------------------------------------------
                                   RESULTS FROM    INTEGRATION      GOODWILL       GOODWILL     OPERATING
                                    OPERATIONS        COSTS       AMORTISATION    IMPAIRMENT     PROFIT
                                   ------------    -----------    ------------    ----------    ---------
                                                        (ALL FIGURES IN L MILLIONS)
BUSINESS SECTORS
Pearson Education................      313              --            (207)           --           106
FT Group.........................       86              --             (36)           --            50
The Penguin Group................       91              --             (21)           --            70
                                       ---             ---            ----           ---           ---
Continuing operations............      490              --            (264)           --           226
                                       ===             ===            ====           ===           ===
GEOGRAPHICAL MARKETS SUPPLIED
United Kingdom...................      (46)             --             (31)           --           (77)
Continental Europe...............       29              --             (10)           --            19
North America....................      466              --            (218)           --           248
Asia Pacific.....................       33              --              (5)           --            28
Rest of world....................        8              --              --            --             8
                                       ---             ---            ----           ---           ---
Continuing operations............      490              --            (264)           --           226
                                       ===             ===            ====           ===           ===

                                                                    2002
                                   ----------------------------------------------------------------------
                                   RESULTS FROM    INTEGRATION      GOODWILL       GOODWILL     OPERATING
                                    OPERATIONS        COSTS       AMORTISATION    IMPAIRMENT     PROFIT
                                   ------------    -----------    ------------    ----------    ---------
                                                        (ALL FIGURES IN L MILLIONS)
BUSINESS SECTORS
Pearson Education................      326              (7)           (244)           --            75
FT Group.........................       80              --             (65)          (10)            5
The Penguin Group................       87              (3)            (18)           --            66
                                       ---             ---            ----           ---          ----
Continuing operations............      493             (10)           (327)          (10)          146
Discontinued operations..........       --              --              (3)           --            (3)
                                       ---             ---            ----           ---          ----
                                       493             (10)           (330)          (10)          143
                                       ---             ---            ----           ---          ----
GEOGRAPHICAL MARKETS SUPPLIED
United Kingdom...................      (72)             (5)            (25)           --          (102)
Continental Europe...............       40              --              (8)           --            32
North America....................      495              (5)           (288)           --           202
Asia Pacific.....................       31              --              (6)           --            25
Rest of world....................       (1)             --              --           (10)          (11)
                                       ---             ---            ----           ---          ----
Continuing operations............      493             (10)           (327)          (10)          146
Discontinued operations..........       --              --              (3)           --            (3)
                                       ---             ---            ----           ---          ----
                                       493             (10)           (330)          (10)          143
                                       ===             ===            ====           ===          ====

                                                                    2001
                                   ----------------------------------------------------------------------
                                   RESULTS FROM    INTEGRATION      GOODWILL       GOODWILL     OPERATING
                                    OPERATIONS        COSTS       AMORTISATION    IMPAIRMENT      LOSS
                                   ------------    -----------    ------------    ----------    ---------
                                                        (ALL FIGURES IN L MILLIONS)
BUSINESS SECTORS
Pearson Education................      274             (29)           (254)           (8)          (17)
FT Group.........................       72              --             (67)           (3)            2
The Penguin Group................       80             (45)            (19)          (50)          (34)
                                       ---             ---            ----           ---          ----
Continuing operations............      426             (74)           (340)          (61)          (49)
Discontinued operations..........       37              --             (35)           --             2
                                       ---             ---            ----           ---          ----
                                       463             (74)           (375)          (61)          (47)
                                       ===             ===            ====           ===          ====
GEOGRAPHICAL MARKETS SUPPLIED
United Kingdom...................      (37)            (33)            (27)          (55)         (152)
Continental Europe...............       45              --              (6)           --            39
North America....................      397             (41)           (302)           (3)           51
Asia Pacific.....................       24              --              (4)           --            20
Rest of world....................       (3)             --              (1)           (3)           (7)
                                       ---             ---            ----           ---          ----
Continuing operations............      426             (74)           (340)          (61)          (49)
Discontinued operations..........       37              --             (35)           --             2
                                       ---             ---            ----           ---          ----
                                       463             (74)           (375)          (61)          (47)
                                       ===             ===            ====           ===          ====

---------------

NOTE Integration costs in 2002 include amounts in respect of the Dorling Kindersley and NCS acquisitions. Integration costs, goodwill amortisation and goodwill impairment are included as "other items" in the profit and loss account. Discontinued operations related to the withdrawal of the Group from the television business.

     Included within operating profit for 2003 is an amount of L12m attributable to acquisitions made during the year.

2C  SHARE OF OPERATING LOSS OF JOINT VENTURES

                                                                      2003
                                       ------------------------------------------------------------------
                                       RESULTS FROM   INTEGRATION     GOODWILL      GOODWILL    OPERATING
                                        OPERATIONS       COSTS      AMORTISATION   IMPAIRMENT     LOSS
                                       ------------   -----------   ------------   ----------   ---------
                                                          (ALL FIGURES IN L MILLIONS)
BUSINESS SECTORS
Pearson Education....................       --             --            --            --           --
FT Group.............................      (11)            --            --            --          (11)
The Penguin Group....................        1             --            --            --            1
                                           ---            ---           ---           ---          ---
Continuing operations................      (10)            --            --            --          (10)
                                           ===            ===           ===           ===          ===

                                                                      2002
                                       ------------------------------------------------------------------
                                       RESULTS FROM   INTEGRATION     GOODWILL      GOODWILL    OPERATING
                                        OPERATIONS       COSTS      AMORTISATION   IMPAIRMENT     LOSS
                                       ------------   -----------   ------------   ----------   ---------
                                                          (ALL FIGURES IN L MILLIONS)
BUSINESS SECTORS
Pearson Education....................       (1)            --            --            --           (1)
FT Group.............................      (13)            --            --            --          (13)
The Penguin Group....................        1             --            --            --            1
                                           ---            ---           ---           ---          ---
Continuing operations................      (13)            --            --            --          (13)
                                           ===            ===           ===           ===          ===

                                                                      2001
                                       ------------------------------------------------------------------
                                       RESULTS FROM   INTEGRATION     GOODWILL      GOODWILL    OPERATING
                                        OPERATIONS       COSTS      AMORTISATION   IMPAIRMENT     LOSS
                                       ------------   -----------   ------------   ----------   ---------
                                                          (ALL FIGURES IN L MILLIONS)
BUSINESS SECTORS
Pearson Education....................       --             --            --            --           --
FT Group.............................      (20)            --            --            --          (20)
The Penguin Group....................        1             --            --            --            1
                                           ---            ---           ---           ---          ---
Continuing operations................      (19)            --            --            --          (19)
                                           ===            ===           ===           ===          ===

2D  SHARE OF OPERATING PROFIT/(LOSS) OF ASSOCIATES

                                                                      2003
                                       ------------------------------------------------------------------
                                       RESULTS FROM   INTEGRATION     GOODWILL      GOODWILL    OPERATING
                                        OPERATIONS       COSTS      AMORTISATION   IMPAIRMENT    PROFIT
                                       ------------   -----------   ------------   ----------   ---------
                                                          (ALL FIGURES IN L MILLIONS)
BUSINESS SECTORS
Pearson Education....................        1             --            --            --            1
FT Group.............................       16             --            (7)           --            9
The Penguin Group....................       --             --            --            --           --
                                           ---            ---           ---           ---          ---
Continuing operations................       17             --            (7)           --           10
                                           ===            ===           ===           ===          ===

                                                                      2002
                                       ------------------------------------------------------------------
                                       RESULTS FROM   INTEGRATION     GOODWILL      GOODWILL    OPERATING
                                        OPERATIONS       COSTS      AMORTISATION   IMPAIRMENT     LOSS
                                       ------------   -----------   ------------   ----------   ---------
                                                          (ALL FIGURES IN L MILLIONS)
BUSINESS SECTORS
Pearson Education....................        3             --            (1)           --            2
FT Group.............................        7             --           (44)           --          (37)
The Penguin Group....................       --             --            --            --           --
                                           ---            ---           ---           ---          ---
Continuing operations................       10             --           (45)           --          (35)
Discontinued operations..............       --             --            (3)           --           (3)
                                           ---            ---           ---           ---          ---
                                            10             --           (48)           --          (38)
                                           ===            ===           ===           ===          ===

                                                                      2001
                                       ------------------------------------------------------------------
                                       RESULTS FROM   INTEGRATION     GOODWILL      GOODWILL    OPERATING
                                        OPERATIONS       COSTS      AMORTISATION   IMPAIRMENT     LOSS
                                       ------------   -----------   ------------   ----------   ---------
                                                          (ALL FIGURES IN L MILLIONS)
BUSINESS SECTORS
Pearson Education....................        3             --            (1)           (3)          (1)
FT Group.............................       (2)            --           (47)           --          (49)
The Penguin Group....................       --             --            --            --           --
                                           ---            ---           ---           ---          ---
Continuing operations................        1             --           (48)           (3)         (50)
Discontinued operations..............       37             --           (35)           --            2
                                           ---            ---           ---           ---          ---
                                            38             --           (83)           (3)         (48)
                                           ===            ===           ===           ===          ===

2E  ANALYSIS OF CAPITAL EMPLOYED

                                                              NOTE    2003     2002
                                                              ----   ------   ------
                                                                     (ALL FIGURES IN
                                                                       L MILLIONS)
BUSINESS SECTORS
Pearson Education...........................................          3,487    3,914
FT Group....................................................            432      410
The Penguin Group...........................................            596      605
                                                                     ------   ------
Continuing operations.......................................          4,515    4,929
                                                                     ======   ======
GEOGRAPHICAL LOCATION
United Kingdom..............................................            464      557
Continental Europe..........................................            219      258
North America...............................................          3,691    3,971
Asia Pacific................................................            120      125
Rest of world...............................................             21       18
                                                                     ------   ------
Continuing operations.......................................          4,515    4,929
                                                                     ======   ======
RECONCILIATION OF CAPITAL EMPLOYED TO NET ASSETS
Capital employed............................................          4,515    4,929
Add: deferred taxation......................................   21       145      174
Less: provisions for liabilities and charges................   22      (152)    (165)
Less: net debt excluding finance leases.....................   27    (1,361)  (1,408)
                                                                     ------   ------
Net assets..................................................          3,147    3,530
                                                                     ======   ======

3   ANALYSIS OF CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
COST OF SALES...............................................  (1,910)    (2,064)    (1,902)
                                                              ======     ======     ======
GROSS PROFIT................................................   2,138      2,256      2,323
                                                              ======     ======     ======
Distribution costs..........................................    (239)      (233)      (233)
Administration and other expenses...........................  (1,724)    (1,888)    (2,136)
Other operating income (see below)..........................      51         59         66
                                                              ------     ------     ------
NET OPERATING EXPENSES......................................  (1,912)    (2,062)    (2,303)
                                                              ======     ======     ======
Analysed as:
Net operating expenses -- before other items................  (1,655)    (1,760)    (1,879)
Net operating expenses -- other items
-- Integration costs........................................      --        (10)       (74)
-- Goodwill amortisation....................................    (257)      (282)      (292)
-- Goodwill impairment......................................      --        (10)       (58)
                                                              ------     ------     ------
NET OPERATING EXPENSES......................................  (1,912)    (2,062)    (2,303)
                                                              ======     ======     ======

---------------

NOTE  Other items are all included in administration and other expenses.

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
OTHER OPERATING INCOME
Income from other investments
Unlisted....................................................       4          2          2
Other operating income (mainly royalties, rights and
  commission income)........................................      47         57         64
                                                                 ---        ---        ---
                                                                  51         59         66
                                                                 ===        ===        ===
PROFIT/(LOSS) BEFORE TAXATION IS STATED AFTER CHARGING
Amortisation of pre-publication costs.......................     158        170        161
Depreciation................................................     111        122        125
Operating lease rentals
-- Plant and machinery......................................      14         11         31
-- Properties...............................................     113        101         99
-- Other....................................................       9         13         17
Auditors' remuneration
Statutory audit and audit-related regulatory reporting
  services..................................................       3          3          2
Non-audit services..........................................       2          3          5
NON-AUDIT SERVICES WERE AS FOLLOWS
Tax compliance services.....................................       1          2         --
Tax advisory services.......................................       1          1          1
Acquisition related work....................................      --         --          4

---------------

NOTE Included in statutory audit fees are amounts relating to the parent company of L20,000 (2002: L20,000). Audit-related regulatory reporting fees are L200,000 (2002: L200,000). Non-audit fees in the UK in 2003 are L341,000 (2002:
L231,000) and are in respect of tax advisory and tax compliance services. The remainder of the non-audit fees relate to overseas subsidiaries.

4A  LOSS ON SALE OF FIXED ASSETS AND INVESTMENTS

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
Net loss on sale of property................................      (1)        (3)        (2)
Net loss on sale of investments.............................      (1)       (10)       (10)
Continuing operations.......................................      (2)       (13)       (12)
                                                                 ---        ---        ---
Taxation....................................................      --          6          1
                                                                 ===        ===        ===

4B  PROFIT/(LOSS) ON SALE OF SUBSIDIARIES AND ASSOCIATES

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
Profit on sale of Unidesa...................................      12         --         --
Loss on sale of Forum.......................................      (1)       (40)        --
Loss on sale of PH Direct...................................      --         (8)        --
Loss on sale of iForum......................................      --         --        (27)
Net (loss)/profit on sale of other subsidiaries and
  associates................................................      (3)         3        (36)
                                                                 ---        ---        ---
Continuing operations.......................................       8        (45)       (63)
Profit on sale of the RTL Group -- discontinued
  operations................................................      --         18         --
                                                                 ---        ---        ---
                                                                   8        (27)       (63)
                                                                 ---        ---        ---
Taxation....................................................      (3)        (6)         4
                                                                 ===        ===        ===

4C  PROFIT ON SALE OF A SUBSIDIARY BY AN ASSOCIATE

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
Profit/(loss) on sale of Journal of Commerce by the
  Economist -- continuing operations........................      --          3        (36)
Loss on sale of subsidiaries and associates by the RTL
  Group -- discontinued operations..........................      --         --        (17)
                                                                 ---        ---        ---
                                                                  --          3        (53)
                                                                 ===        ===        ===

5   NET FINANCE COSTS

                                            2003                           2002                           2001
                                ----------------------------   ----------------------------   ----------------------------
                                RESULTS FROM   OTHER           RESULTS FROM   OTHER           RESULTS FROM   OTHER
                         NOTE    OPERATIONS    ITEMS   TOTAL    OPERATIONS    ITEMS   TOTAL    OPERATIONS    ITEMS   TOTAL
                         ----   ------------   -----   -----   ------------   -----   -----   ------------   -----   -----
                                                            (ALL FIGURES IN L MILLIONS)
Net interest payable
-- Group...............   6         (81)         --     (81)       (94)         --     (94)       (163)        --    (163)
-- Associates..........               1          --       1         --          --      --          (6)        --      (6)
Early repayment of debt
  and termination of
  swap contracts.......              --          --      --         --         (37)    (37)         --         --      --
                                    ---         ---     ---        ---         ---    ----        ----        ---    ----
Total net finance
  costs................             (80)         --     (80)       (94)        (37)   (131)       (169)        --    (169)
                                    ===         ===     ===        ===         ===    ====        ====        ===    ====

6   NET INTEREST PAYABLE -- GROUP

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
INTEREST PAYABLE AND SIMILAR CHARGES
BANK LOANS, OVERDRAFTS AND COMMERCIAL PAPER
On borrowing repayable wholly within five years not by
  instalments...............................................     (60)      (54)      (100)
On borrowing repayable wholly or partly after five years....     (31)      (51)       (72)
OTHER BORROWINGS
On borrowing repayable wholly within five years not by
  instalments...............................................      (2)       --        (16)
                                                                 ---      ----       ----
                                                                 (93)     (105)      (188)
                                                                 ---      ----       ----
INTEREST RECEIVABLE AND SIMILAR INCOME
On deposits and liquid funds................................      12        11         23
Amortisation of swap proceeds...............................      --        --          2
                                                                 ---      ----       ----
NET INTEREST PAYABLE........................................     (81)      (94)      (163)
                                                                 ===      ====       ====

7   TAXATION

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
ANALYSIS OF (CHARGE)/BENEFIT IN THE YEAR
CURRENT TAXATION
UK corporation tax for the year.............................      (9)        11        (28)
Adjustments in respect of prior years.......................      10         58        147
                                                                 ---        ---        ---
                                                                   1         69        119
Overseas tax for the year...................................     (59)       (63)       (43)
Adjustments in respect of prior years.......................       3         --         (6)
Associates..................................................      (5)        (4)        (9)
                                                                 ---        ---        ---
                                                                 (60)         2         61
                                                                 ===        ===        ===
DEFERRED TAXATION
Origination and reversal of timing differences
UK..........................................................      (4)       (11)         4
Overseas....................................................     (54)       (56)       (32)
Adjustments in respect of prior years.......................      43          1         --
                                                                 ---        ---        ---
                                                                 (15)       (66)       (28)
                                                                 ---        ---        ---
TAXATION....................................................     (75)       (64)        33
                                                                 ===        ===        ===

---------------

NOTE Included in the adjustment in respect of prior years in 2003 is a tax benefit of L44m (2002: L45m) relating to a prior year acquisition of a subsidiary and the disposal of a subsidiary and a fixed asset investment.

     The current tax charge for the year is different from the standard rate of corporation tax in the UK (30%). The differences are explained below:

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
Profit/(loss) before tax....................................     152       (25)      (436)
                                                                 ---      ----       ----
Expected (charge)/benefit at UK corporation tax rate of 30%
  (2002: 30%)...............................................     (46)        8        131
Effect of overseas tax rates................................       8        11         37
Effect of tax losses........................................      (5)       (7)        (1)
Timing differences..........................................      64        55        (98)
Non-deductible goodwill amortisation........................     (90)     (111)      (149)
US state taxes..............................................      (4)      (10)        (6)
Adjustments in respect of prior years and other items.......      13        56        147
                                                                 ---      ----       ----
CURRENT TAX (CHARGE)/BENEFIT FOR THE YEAR...................     (60)        2         61
                                                                 ===      ====       ====

                                                               2003       2002       2001
                                                              ------     ------     ------
                                                              (ALL FIGURES IN PERCENTAGES)
TAX RATE RECONCILIATION
UK tax rate.................................................   30.0       30.0       30.0
Effect of overseas tax rates................................    1.3        2.8        4.5
Other items.................................................   (0.1)        --       (0.5)
                                                               ----       ----       ----
TAX RATE REFLECTED IN ADJUSTED EARNINGS.....................   31.2       32.8       34.0
                                                               ====       ====       ====

---------------

     NOTE Both the current and the total tax charge on profit (or loss) before tax will continue to be affected by the fact that there is only very limited tax relief available on the goodwill amortisation charged in the accounts.

     The current tax charge will continue to be affected by the utilisation of tax losses and by the impact of other timing differences, in both cases mainly in the United States. Following the adoption of FRS 19 these factors will have only a very limited impact on the total tax rate; as shown in note 21, the Group has recognised a total deferred tax asset of L145m at 31 December 2003 (2002:
L174m).

     In both 2003 and 2002 the tax charge was materially affected by adjustments in respect to prior years; it is not practicable to forecast the possible effect of such items in future years as this will depend on progress in agreeing the Group's tax returns with the tax authorities.

     The total charge in future years will also be affected by any changes to corporation tax rates and/or any other relevant legislative changes in the jurisdictions in which the Group operates and by the mix of profits between the different jurisdictions.

8   DIVIDENDS ON EQUITY SHARES

                                                2003                2002                2001
                                          ----------------    ----------------    ----------------
                                          PENCE PER           PENCE PER           PENCE PER
                                            SHARE      LM       SHARE      LM       SHARE      LM
                                          ---------    ---    ---------    ---    ---------    ---
Interim paid............................     9.4        73       9.1        72       8.7        68
Final proposed..........................    14.8       119      14.3       115      13.6       109
                                            ----       ---      ----       ---      ----       ---
DIVIDENDS FOR THE YEAR..................    24.2       192      23.4       187      22.3       177
                                            ====       ===      ====       ===      ====       ===

---------------

NOTE Dividends in respect of the company's shares held by employee share trusts (see note 15) have been waived.

9   EARNINGS/(LOSS) PER SHARE

                                                  2003                2002                2001
                                            -----------------   -----------------   -----------------
                                                    EARNINGS/           EARNINGS/           EARNINGS/
                                                     (LOSS)              (LOSS)              (LOSS)
                                                    PER SHARE           PER SHARE           PER SHARE
                                     NOTE    LM        (P)       LM        (P)       LM        (P)
                                     ----   -----   ---------   -----   ---------   -----   ---------
Profit/(loss) for the financial
  year.............................            55      6.9       (111)    (13.9)     (423)    (53.2)
Taxation on conversion of ordinary
  shares...........................            --       --         --        --        (1)       --
                                            -----     ----      -----     -----     -----     -----
Diluted earning/(loss).............            55      6.9       (111)    (13.9)     (424)    (53.2)
                                            =====     ====      =====     =====     =====     =====
Weighted average number of shares
  (millions)
-- for basic earnings and adjusted
  earnings.........................         794.4               796.3               795.4
Effect of dilutive share options...           0.9                  --                  --
Weighted average number of shares
  (millions)
                                            -----               -----               -----
-- for diluted earnings............         795.3               796.3               795.4
                                            =====               =====               =====

---------------

NOTE In 2002 and 2001 the Group made a loss for the financial year (after taking into account goodwill amortisation). Consequently, the effect of share options was anti-dilutive and there was no difference between the loss per share and the diluted loss per share.

     There is no difference between the profit for the financial year and the diluted profit for the financial year. Therefore the diluted earnings per share is 6.9p (2002: a loss of 13.9p). The weighted average number of shares in 2003 is lower than in 2002 as a result of own shares purchased to hedge share schemes.

10A EMPLOYEE INFORMATION

     The details of the emoluments of the directors of Pearson plc are shown on pages 55 to 69.

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
STAFF COSTS
Wages and salaries..........................................   1,027      1,106      1,090
Social security costs.......................................      99        106        104
Post-retirement costs.......................................      62         59         39
                                                               -----      -----      -----
                                                               1,188      1,271      1,233
                                                               =====      =====      =====

                                                             UK        US      OTHER    TOTAL
                                                            -----    ------    -----    ------
AVERAGE NUMBER EMPLOYED 2003
Pearson Education.........................................  1,443    14,438    4,097    19,978
FT Group..................................................  1,885     1,397    2,362     5,644
The Penguin Group.........................................  1,223     2,115      980     4,318
Other.....................................................    414       513        1       928
                                                            -----    ------    -----    ------
                                                            4,965    18,463    7,440    30,868
                                                            =====    ======    =====    ======
AVERAGE NUMBER EMPLOYED 2002
Pearson Education.........................................  1,326    14,459    4,250    20,035
FT Group..................................................  1,914     1,140    2,169     5,223
The Penguin Group.........................................  1,305     2,167      890     4,362
Other.....................................................    204       534        1       739
                                                            -----    ------    -----    ------
                                                            4,749    18,300    7,310    30,359
                                                            =====    ======    =====    ======
AVERAGE NUMBER EMPLOYED 2001
Pearson Education.........................................  1,505    12,610    4,344    18,459
FT Group..................................................  2,075     1,121    2,340     5,536
The Penguin Group.........................................  1,333     2,293      768     4,394
Other.....................................................    193       444        1       638
                                                            -----    ------    -----    ------
                                                            5,106    16,468    7,453    29,027
                                                            =====    ======    =====    ======

10B PENSIONS

     SSAP 24 ACCOUNTING The Group operates a number of pension schemes throughout the world, the principal ones being in the UK and US. The major schemes are self-administered with the schemes' assets being held independently of the Group. Pension costs are assessed in accordance with the advice of independent qualified actuaries. The UK scheme is a hybrid scheme with both defined benefit and defined contribution sections but, predominantly, consisting of defined benefit liabilities. There are a number of defined contribution schemes, principally overseas. The cost of the schemes is as follows:

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
UK GROUP SCHEME
Regular pension cost
-- Defined benefit sections.................................      10         11          9
-- Defined contribution sections............................       7          7          6
Variation cost..............................................       6         --         (5)
                                                                 ---        ---        ---
                                                                  23         18         10
                                                                 ---        ---        ---
OTHER SCHEMES
Defined benefit schemes.....................................       7          6         11
Defined contribution schemes................................      27         30         14
                                                                 ---        ---        ---
                                                                  34         36         25
                                                                 ---        ---        ---
                                                                  57         54         35
                                                                 ===        ===        ===

---------------

NOTE From 1 January 2003 the UK Group scheme only offers defined contribution benefits to new joiners. The main US defined benefit scheme was closed to the majority of active members in 2001. The changes to these schemes will give rise to a reduction in defined benefit and an increase in defined contribution costs.

     Included in note 22, there is a pension provision of L29m (2002: L36m) as measured in accordance with SSAP 24.

     A full actuarial valuation of the UK Group scheme was performed as at 1 January 2001 using the projected unit method of valuation. This valuation has been updated to 1 January 2003 for the purposes of determining the 2003 SSAP 24 cost for the UK Group scheme. The market value of the assets of the scheme at 1 January 2003 was L976m. The major assumptions used to determine the SSAP 24 charge are as follows:

                                                                   UK GROUP
                                                                    SCHEME
                                                                ---------------
                                                                (ALL FIGURES IN
                                                                 PERCENTAGES)
Inflation...................................................          2.5
Rate of increase in salaries................................          4.5
Rate of inflation-linked increase for pensions in payment
  and deferred pensions.....................................          2.5
Return on investments.......................................          7.0
Level of funding............................................         96.0

     The funding policy differs from the accounting policy to the extent that more conservative assumptions are used for funding purposes. Furthermore, in 2003 the Group paid an additional one-off contribution of L5m into the scheme which was designed to ensure that the scheme was fully funded. The next full triennial valuation is due to be carried out as at 1 January 2004.

     The date of the most recent valuation of the US plan was 31 December 2002.

     FRS 17 DISCLOSURES The disclosures required under the transitional arrangements of FRS 17 for the Group's defined benefit schemes and the UK Group hybrid scheme are set out below. The disclosures for the UK Group hybrid scheme are in respect of both the defined benefit and defined contribution sections.

     For the purpose of these disclosures, the latest full actuarial valuations of the UK Group scheme and other schemes have been updated by independent actuaries to 31 December 2003. The assumptions used are shown below.

     Weighted average assumptions have been shown for the other schemes.

                                             2003                 2002                 2001
                                      ------------------   ------------------   ------------------
                                      UK GROUP    OTHER    UK GROUP    OTHER    UK GROUP    OTHER
                                       SCHEME    SCHEMES    SCHEME    SCHEMES    SCHEME    SCHEMES
                                      --------   -------   --------   -------   --------   -------
                                                       ALL FIGURES IN PERCENTAGES
Inflation...........................    2.75      3.00       2.25      3.00       2.50      3.00
Rate of increase in salaries........    4.75      4.50       4.25      4.50       4.50      4.50
Rate of inflation-linked increase
  for pensions in payment and
  deferred pensions.................    2.75        --       2.25        --       2.50        --
Rate used to discount scheme
  liabilities.......................    5.50      6.10       5.70      6.75       6.00      7.20

     The assets of the UK Group scheme and the expected rate of return on these assets, and the assets of the other defined benefit schemes and the expected rate of return on these assets shown as a weighted average, are as follows:

                              LONG-TERM                      LONG-TERM                      LONG-TERM
                            RATE OF RETURN                 RATE OF RETURN                 RATE OF RETURN
                             EXPECTED AT      VALUE AT      EXPECTED AT      VALUE AT      EXPECTED AT      VALUE AT
                             31 DEC 2003     31 DEC 2003    31 DEC 2002     31 DEC 2002    31 DEC 2001     31 DEC 2001
                                  %              LM              %              LM              %              LM
                            --------------   -----------   --------------   -----------   --------------   -----------
UK GROUP SCHEME
Equities..................       7.75             589           8.00             472           7.50             657
Bonds.....................       5.00             262           4.75             284           5.30             293
Properties................       6.50             107           6.50             112           6.30             102
Other.....................       6.50             133           6.50             108           6.30              42
                                               ------                         ------                         ------
Total market value of
  assets..................                      1,091                            976                          1,094
Present value of scheme
  liabilities.............                     (1,316)                        (1,189)                        (1,167)
                                               ------                         ------                         ------
Deficit in the scheme.....                       (225)                          (213)                           (73)
Related deferred tax
  asset...................                         68                             64                             22
                                               ------                         ------                         ------
NET PENSION LIABILITY.....                       (157)                          (149)                           (51)
                                               ======                         ======                         ======
OTHER SCHEMES
Equities..................       9.00              41           9.75              33           9.50              37
Bonds.....................       6.00              25           6.00              23           6.50              24
Other.....................       2.80               1           2.75               1             --              --
                                               ------                         ------                         ------
Total market value of
  assets..................                         67                             57                             61
Present value of scheme
  liabilities.............                       (104)                           (96)                           (95)
                                               ------                         ------                         ------
Deficit in the schemes....                        (37)                           (39)                           (34)
Related deferred tax
  asset...................                         13                             14                             12
                                               ------                         ------                         ------
NET PENSION LIABILITY.....                        (24)                           (25)                           (22)
                                               ======                         ======                         ======

---------------

NOTE The measurement of the deficit in the scheme for FRS 17 follows a different approach to SSAP 24. The FRS 17 measurement date is 31 December 2003. Although the rise in stock markets in 2003 increased the market value of the UK Group scheme assets, this is more than offset by the increase in the present value of the UK Group scheme liabilities, which is largely caused by the fall in bond yields and increase in the inflation assumption in 2003. This has resulted in an increased deficit in the UK Group scheme under FRS 17.

                                                        UK     DEFINED
                                                      GROUP    BENEFIT             DEFINED      2003
                                                      SCHEME    OTHER    TOTAL   CONTRIBUTION   TOTAL
                                                      ------   -------   -----   ------------   -----
                                                                (ALL FIGURES IN L MILLIONS)
OPERATING CHARGE
Current service cost................................    (20)      (1)     (21)       (27)        (48)
Past service cost...................................     --       (1)      (1)        --          (1)
                                                       ----      ---     ----        ---         ---
TOTAL OPERATING CHARGE..............................    (20)      (2)     (22)       (27)        (49)
                                                       ----      ---     ----        ---         ---
OTHER FINANCE INCOME/(CHARGE)
Expected return on pension scheme assets............     65        5       70         --          70
Interest on pension scheme liabilities..............    (66)      (7)     (73)        --         (73)
                                                       ----      ---     ----        ---         ---
Net charge..........................................     (1)      (2)      (3)        --          (3)
                                                       ----      ---     ----        ---         ---
NET PROFIT AND LOSS IMPACT..........................    (21)      (4)     (25)       (27)        (52)
                                                       ====      ===     ====        ===         ===
STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
Actual return less expected return on pension scheme
  assets............................................     80        8       88
Experience losses arising on the scheme
  liabilities.......................................     (1)      (8)      (9)
Changes in assumptions underlying
  the present value of the scheme liabilities.......    (95)      (6)    (101)
Exchange differences................................     --        3        3
                                                       ----      ---     ----
ACTUARIAL LOSS......................................    (16)      (3)     (19)
                                                       ====      ===     ====
MOVEMENT IN DEFICIT DURING THE YEAR
Deficit in scheme at beginning of the year..........   (213)     (39)    (252)
Current service cost................................    (20)      (1)     (21)
Past service cost...................................     --       (1)      (1)
Contributions.......................................     25        9       34
Other finance charge................................     (1)      (2)      (3)
Actuarial loss......................................    (16)      (3)     (19)
                                                       ----      ---     ----
DEFICIT IN SCHEME AT END OF THE YEAR................   (225)     (37)    (262)
                                                       ====      ===     ====
Related deferred tax asset..........................     68       13       81
                                                       ----      ---     ----
NET PENSION DEFICIT.................................   (157)     (24)    (181)
                                                       ====      ===     ====

     In 2003, the company contributions to the UK Group scheme were 17.1% of pensionable salaries, plus L1m in respect of the new Money Purchase section introduced with effect from 1 January 2003. In addition, a one-off contribution of L5m was paid into this scheme to improve the funding position. The 17.1% contribution rate will be reviewed following completion of the 1 January 2004 funding actuarial valuation.

                                                    UK      DEFINED
                                                  GROUP     BENEFIT               DEFINED       2002
                                                  SCHEME     OTHER     TOTAL    CONTRIBUTION    TOTAL
                                                  ------    -------    -----    ------------    -----
                                                              (ALL FIGURES IN L MILLIONS)
OPERATING CHARGE
Current service cost............................    (19)       (3)      (22)        (30)         (52)
Past service cost...............................     --        (1)       (1)         --           (1)
                                                   ----       ---      ----         ---          ---
TOTAL OPERATING CHARGE..........................    (19)       (4)      (23)        (30)         (53)
                                                   ----       ---      ----         ---          ---
OTHER FINANCE INCOME/(CHARGE)
Expected return on pension scheme assets........     73         5        78          --           78
Interest on pension scheme liabilities..........    (68)       (6)      (74)         --          (74)
                                                   ----       ---      ----         ---          ---
Net income/(charge).............................      5        (1)        4          --            4
                                                   ----       ---      ----         ---          ---
NET PROFIT AND LOSS IMPACT......................    (14)       (5)      (19)        (30)         (49)
                                                   ====       ===      ====         ===          ===
STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
Actual return less expected return on
  pension scheme assets.........................   (165)      (11)     (176)
Experience gains and (losses) arising on
  the scheme liabilities........................     17        (1)       16
Changes in assumptions underlying the present
  value of the scheme liabilities...............      3        (4)       (1)
Exchange differences............................     --         2         2
                                                   ----       ---      ----
ACTUARIAL LOSS..................................   (145)      (14)     (159)
                                                   ====       ===      ====
MOVEMENT IN DEFICIT DURING THE YEAR
Deficit in scheme at beginning of the year......    (73)      (34)     (107)
Current service cost............................    (19)       (3)      (22)
Past service cost...............................     --        (1)       (1)
Contributions...................................     19        14        33
Other finance income/(charge)...................      5        (1)        4
Actuarial loss..................................   (145)      (14)     (159)
                                                   ----       ---      ----
DEFICIT IN SCHEME AT END OF THE YEAR............   (213)      (39)     (252)
                                                   ====       ===      ====
Related deferred tax asset......................     64        14        78
                                                   ----       ---      ----
NET PENSION DEFICIT.............................   (149)      (25)     (174)
                                                   ====       ===      ====

     The contribution rate for 2002 for the UK Group scheme was 17.1% of pensionable salaries.

     The experience gains and losses of both the UK Group scheme and other schemes are shown below:

                                                               2003      2002
                                                              ------    -------
                                                               (ALL FIGURES IN
                                                                 L MILLIONS)
HISTORY OF EXPERIENCE GAINS AND LOSSES
Difference between the actual and expected return on scheme
  assets....................................................    L88M    L(176)m
As a percentage of year end assets..........................      8%        17%
Experience gains and (losses) on scheme liabilities.........   L(9)M       L16m
As a percentage of year end liabilities.....................      1%         1%
Total amount recognised in statement of total recognised
  gains and losses..........................................  L(19)M    L(159)m
As a percentage of year end liabilities.....................      1%        12%

     If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December 2003 would be as follows:

                                                               2003      2002
                                                              ------    ------
                                                              (ALL FIGURES IN
                                                                L MILLIONS)
Net assets excluding pension liability (see note below).....  3,176     3,566
FRS 17 pension liability....................................   (181)     (174)
                                                              -----     -----
NET ASSETS INCLUDING FRS 17 PENSION LIABILITY...............  2,995     3,392
                                                              =====     =====
Profit and loss reserve excluding pension reserve (see note
  below)....................................................    311       709
FRS 17 pension reserve......................................   (181)     (174)
                                                              -----     -----
PROFIT AND LOSS RESERVE INCLUDING FRS 17 PENSION RESERVES...    130       535
                                                              =====     =====

---------------

NOTE The net assets and profit and loss reserve exclude the pension liability of L29m (2002: L36m) included within provisions (see note 22).

10C OTHER POST-RETIREMENT BENEFITS

     UITF 6 ACCOUNTING The Group provides certain healthcare and life assurance benefits principally for retired US employees and their dependants. These plans are unfunded. Retirees are eligible for participation in the plans if they meet certain age and service requirements. Plans that are available vary depending on the business division in which the retiree worked. Plan choices and retiree contributions are dependent on retirement date, business division, option chosen and length of service. The valuation and costs relating to other post-retirement benefits are assessed in accordance with the advice of independent qualified actuaries. The cost of the benefits and the major assumptions used, based on a measurement date of 31 December 2002, are as follows:

                                                               2003       2002       2001
                                                              ------     ------     ------
                                                              (ALL FIGURES IN L MILLIONS)
Other post-retirement benefits..............................      5          5          4
                                                              (ALL FIGURES IN PERCENTAGES)
Inflation...................................................                          3.0
Initial rate of increase in healthcare rates................                         12.0
Ultimate rate of increase in healthcare rates (2007)........                          5.0
Rate used to discount scheme liabilities....................                          6.8

     Included in note 22, there is a post-retirement medical benefits provision of L51m (2002: L56m). In accordance with UITF 6, the cost of post-retirement benefits, and related provisions, are based on the equivalent US GAAP standard, FAS 106.

     FRS 17 DISCLOSURES The disclosures required under the transitional arrangements of FRS 17 are set out below. For the purpose of these disclosures the valuation of the schemes has been updated to 31 December 2003 using the assumptions listed below.

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                              (ALL FIGURES IN PERCENTAGES)
Inflation...................................................    3.00       3.00       3.00
Initial rate of increase in healthcare rates................   12.00      12.00      10.00
Ultimate rate of increase in healthcare rates (2008; 2007;
  2006).....................................................    5.00       5.00       5.00
Rate used to discount scheme liabilities....................    6.10       6.75       7.20

     The value of the unfunded liability is as follows:

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
Present value of unfunded liabilities.......................     (61)       (63)       (63)
Related deferred tax asset..................................      21         22         22
                                                                 ---        ---        ---
NET POST-RETIREMENT HEALTHCARE LIABILITY....................     (40)       (41)       (41)
                                                                 ===        ===        ===
OPERATING CHARGE
Current service cost........................................      (1)        (1)
Past service cost...........................................      --         --
                                                                 ---        ---
TOTAL OPERATING CHARGE......................................      (1)        (1)
                                                                 ===        ===
OTHER FINANCE CHARGE
Interest on pension scheme liabilities......................      (4)        (4)
                                                                 ---        ---
Net charge..................................................      (4)        (4)
                                                                 ---        ---
NET PROFIT AND LOSS IMPACT..................................      (5)        (5)
                                                                 ===        ===
STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
Experience gains arising on the scheme liabilities..........       3          3
Changes in assumptions underlying the present value of the
  scheme liabilities........................................      (6)        (7)
Exchange differences........................................       6          5
                                                                 ---        ---
ACTUARIAL GAIN..............................................       3          1
                                                                 ===        ===
MOVEMENT IN DEFICIT DURING THE YEAR
Deficit in scheme at beginning of the year..................     (63)       (63)
Current service cost........................................      (1)        (1)
Contributions...............................................       4          4
Other finance charge........................................      (4)        (4)
Actuarial gain..............................................       3          1
                                                                 ---        ---
DEFICIT IN SCHEME AT END OF THE YEAR........................     (61)       (63)
                                                                 ===        ===
Related deferred tax asset..................................      21         22
                                                                 ---        ---
NET POST-RETIREMENT DEFICIT.................................     (40)       (41)
                                                                 ===        ===
The experience gains and losses for the schemes are shown
  below:
HISTORY OF EXPERIENCE GAINS AND LOSSES
Experience gains on scheme liabilities......................     L3M        L3m
As a percentage of year end liabilities.....................       5%         4%
Total amount recognised in statement of total recognised
  gains and losses..........................................     L3M        L1m
As a percentage of year end liabilities.....................       5%         2%

     If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserves at 31 December 2003 would be as follows:

                                                              2003     2002
                                                              -----    -----
                                                               (ALL FIGURES
                                                              IN L MILLIONS)
Net assets excluding post-retirement healthcare liability
  (see note below)..........................................  3,198    3,586
FRS 17 post-retirement healthcare liability.................    (40)     (41)
                                                              -----    -----
NET ASSETS INCLUDING FRS 17 POST-RETIREMENT HEALTHCARE
  LIABILITY.................................................  3,158    3,545
                                                              =====    =====
Profit and loss reserve excluding post-retirement healthcare
  reserve (see note below)..................................    333      729
FRS 17 post-retirement healthcare reserve...................    (40)     (41)
                                                              -----    -----
PROFIT AND LOSS RESERVE INCLUDING FRS 17 POST-RETIREMENT
  HEALTHCARE RESERVE........................................    293      688
                                                              =====    =====

---------------

NOTE The net assets and profit and loss reserve exclude the post-retirement healthcare liability of L51m (2002: L56m) included within provisions (see note
22).

11  INTANGIBLE FIXED ASSETS

                                                                 GOODWILL
                                                              --------------
                                                               (ALL FIGURES
                                                              IN L MILLIONS)
COST
AT 31 DECEMBER 2001.........................................      4,866
Exchange differences........................................       (383)
Additions...................................................         63
Disposals...................................................        (59)
                                                                  -----
AT 31 DECEMBER 2002.........................................      4,487
Exchange differences........................................       (321)
Additions...................................................        157
Disposals...................................................        (99)
                                                                  -----
AT 31 DECEMBER 2003.........................................      4,224
                                                                  =====
AMORTISATION
AT 31 DECEMBER 2001.........................................       (673)
Exchange differences........................................         70
Provided in the year........................................       (282)
Provision for impairment....................................        (10)
Disposals...................................................         18
                                                                  -----
AT 31 DECEMBER 2002.........................................       (877)
Exchange differences........................................         75
Provided in the year........................................       (257)
Disposals...................................................         95
                                                                  -----
AT 31 DECEMBER 2003.........................................       (964)
                                                                  =====
NET CARRYING AMOUNT
At 31 December 2002.........................................      3,610
                                                                  -----
AT 31 DECEMBER 2003.........................................      3,260
                                                                  =====

12  TANGIBLE FIXED ASSETS

                                                  FREEHOLD AND      PLANT       ASSETS IN
                                                   LEASEHOLD         AND        COURSE OF
                                                    PROPERTY      EQUIPMENT    CONSTRUCTION    TOTAL
                                                  ------------    ---------    ------------    -----
                                                             (ALL FIGURES IN L MILLIONS)
COST
AT 31 DECEMBER 2001.............................      316            719             7         1,042
Exchange differences............................      (16)           (37)           --           (53)
Reclassifications...............................       --              3            (3)           --
Owned by subsidiaries acquired..................       --             14            --            14
Capital expenditure.............................       21             89            16           126
Disposals.......................................      (10)           (74)           --           (84)
                                                      ---           ----           ---         -----
AT 31 DECEMBER 2002.............................      311            714            20         1,045
Exchange differences............................      (19)           (33)           (3)          (55)
Reclassifications...............................        1              9           (10)           --
Owned by subsidiaries acquired..................        5             19            --            24
Owned by subsidiaries disposed..................       (2)            (6)           --            (8)
Capital expenditure.............................       12             77            15           104
Disposals.......................................      (15)           (63)           --           (78)
                                                      ---           ----           ---         -----
AT 31 DECEMBER 2003.............................      293            717            22         1,032
                                                      ===           ====           ===         =====
DEPRECIATION
AT 31 DECEMBER 2001.............................      (90)          (410)           --          (500)
Exchange differences............................        5             25            --            30
Provided in the year............................      (17)          (105)           --          (122)
Owned by subsidiaries acquired..................       --            (14)           --           (14)
Disposals.......................................        6             58            --            64
                                                      ---           ----           ---         -----
AT 31 DECEMBER 2002.............................      (96)          (446)           --          (542)
Exchange differences............................       10             27            --            37
Provided in the year............................      (16)           (95)           --          (111)
Owned by subsidiaries acquired..................       --            (14)           --           (14)
Owned by subsidiaries disposed..................        1              4            --             5
Disposals.......................................        7             54            --            61
AT 31 DECEMBER 2003.............................      (94)          (470)           --          (564)
                                                      ===           ====           ===         =====
NET BOOK VALUE
At 31 December 2002.............................      215            268            20           503
                                                      ---           ----           ---         -----
AT 31 DECEMBER 2003.............................      199            247            22           468
                                                      ===           ====           ===         =====

FREEHOLD AND LEASEHOLD PROPERTY -- Net book value includes freehold of L120m (2002: L130m) and short leases of L79m (2002: L85m).

CAPITAL COMMITMENTS -- The Group had capital commitments for fixed assets, including finance leases, already under contract amounting to L1m at 31 December 2003 (2002: L12m).

OTHER NOTES -- The net book value of Group tangible fixed assets includes L5m (2002: L7m) in respect of assets held under finance leases. Depreciation on these assets charged in 2003 was L2m (2002: L2m).

13  JOINT VENTURES

                                                                  2003                  2002
                                                           ------------------    ------------------
                                                                        BOOK                  BOOK
                                                           VALUATION    VALUE    VALUATION    VALUE
                                                           ---------    -----    ---------    -----
                                                                 (ALL FIGURES IN L MILLIONS)
Unlisted joint ventures..................................      6          6          7          7

---------------

NOTE The valuations of unlisted joint ventures are directors' valuations as at 31 December 2003. If realised at these values there would be an estimated liability for taxation of Lnil (2002: Lnil). The Group had no capital commitments to subscribe for further capital and loan stock.

                                                              SHARE OF                TOTAL NET
                                                               EQUITY     RESERVES     ASSETS
                                                              --------    --------    ---------
                                                                 (ALL FIGURES IN L MILLIONS)
SUMMARY OF MOVEMENTS
AT 31 DECEMBER 2002.........................................     61         (54)           7
Exchange differences........................................      7          (5)           2
Additions...................................................      7          --            7
Retained loss for the year..................................     --         (10)         (10)
                                                                 --         ---          ---
AT 31 DECEMBER 2003.........................................     75         (69)           6
                                                                 ==         ===          ===

                                         2003                      2002                      2001
                                ----------------------    ----------------------    ----------------------
                                OPERATING    TOTAL NET    OPERATING    TOTAL NET    OPERATING    TOTAL NET
                                  LOSS        ASSETS        LOSS        ASSETS        LOSS        ASSETS
                                ---------    ---------    ---------    ---------    ---------    ---------
                                                       (ALL FIGURES IN L MILLIONS)
BUSINESS SECTORS
Pearson Education.............      --           --           (1)          --           --            1
FT Group......................     (11)           2          (13)           3          (20)           3
The Penguin Group.............       1            4            1            4            1            3
                                   ---          ---          ---          ---          ---          ---
                                   (10)           6          (13)           7          (19)           7
                                   ---          ---          ---          ---          ---          ---
GEOGRAPHICAL MARKETS SUPPLIED
  AND LOCATION OF NET ASSETS
United Kingdom................       1            4            1            4           (1)           3
Continental Europe............     (11)           2          (13)           3          (18)           3
North America.................      --           --           (1)          --           --            1
                                   ---          ---          ---          ---          ---          ---
                                   (10)           6          (13)           7          (19)           7
                                   ===          ===          ===          ===          ===          ===

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
RECONCILIATION TO RETAINED LOSS
Operating loss of joint ventures............................     (10)       (13)       (19)
Taxation....................................................      --         --         (6)
                                                                 ---        ---        ---
RETAINED LOSS FOR THE YEAR..................................     (10)       (13)       (25)
                                                                 ===        ===        ===

14  ASSOCIATES

                                                            2003                       2002
                                                   -----------------------    -----------------------
                                                   VALUATION    BOOK VALUE    VALUATION    BOOK VALUE
                                                   ---------    ----------    ---------    ----------
Listed associates................................      27            9            17           17
Unlisted associates..............................     192           49           214           88
Loans............................................      --           --             1            1
                                                      ---          ---           ---          ---
                                                      219           58           232          106
                                                      ===          ===           ===          ===

---------------

NOTE Principal associates are listed in Item 4 -- Information on the Company. The valuations of unlisted associates are directors' valuations as at 31 December 2003. If realised at these values there would be an estimated liability for taxation of Lnil (2002: Lnil). The Group had no capital commitments to subscribe for further capital and loan stock.

                                        SHARE OF                                              TOTAL NET
                                         EQUITY     LOANS    RESERVES    TOTAL    GOODWILL     ASSETS
                                        --------    -----    --------    -----    --------    ---------
                                                          (ALL FIGURES IN L MILLIONS)
SUMMARY OF MOVEMENTS
AT 31 DECEMBER 2001...................     228         1         7        236        657         893
Exchange differences..................      (2)       --         1         (1)        (3)         (4)
Additions.............................      20        --        --         20          1          21
Disposals.............................    (182)       --        (1)      (183)      (575)       (758)
Retained profit for the year..........      --        --         2          2         --           2
Goodwill amortisation.................      --        --        --         --        (48)        (48)
                                          ----       ---       ---       ----       ----        ----
AT 31 DECEMBER 2002...................      64         1         9         74         32         106
Exchange differences..................       1         1        --          2         (1)          1
Disposals.............................     (16)       --        (5)       (21)       (24)        (45)
Loan repayment........................      --        (2)       --         (2)        --          (2)
Retained profit for the year..........      --        --         5          5         --           5
Goodwill amortisation.................      --        --        --         --         (7)         (7)
                                          ----       ---       ---       ----       ----        ----
AT 31 DECEMBER 2003...................      49        --         9         58         --          58
                                          ====       ===       ===       ====       ====        ====

                                                   2003                    2002                    2001
                                           ---------------------   ---------------------   ---------------------
                                           OPERATING   TOTAL NET   OPERATING   TOTAL NET   OPERATING   TOTAL NET
                                            PROFIT      ASSETS       LOSS       ASSETS       LOSS       ASSETS
                                           ---------   ---------   ---------   ---------   ---------   ---------
                                                                (ALL FIGURES IN L MILLIONS)
BUSINESS SECTORS
Pearson Education........................       1           4           2           8          (1)         10
FT Group.................................       9          54         (37)         98         (49)        120
                                              ---         ---         ---         ---         ---         ---
Continuing operations....................      10          58         (35)        106         (50)        130
Discontinued operations..................      --          --          (3)         --           2         763
                                              ---         ---         ---         ---         ---         ---
                                               10          58         (38)        106         (48)        893
                                              ===         ===         ===         ===         ===         ===
GEOGRAPHICAL MARKETS SUPPLIED AND
  LOCATION OF NET ASSETS/(LIABILITIES)
United Kingdom...........................      10          20          11           9           4          12
Continental Europe.......................       2          39          (1)         92           2          72
North America............................      (3)         (7)        (45)         (5)        (59)         36
Rest of world............................       1           6          --          10           3          10
                                              ---         ---         ---         ---         ---         ---
Continuing operations....................      10          58         (35)        106         (50)        130
Discontinued operations..................      --          --          (3)         --           2         763
                                              ---         ---         ---         ---         ---         ---
                                               10          58         (38)        106          48         893
                                              ===         ===         ===         ===         ===         ===

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
RECONCILIATION TO RETAINED PROFIT
Operating profit of associates (before goodwill
  amortisation).............................................      17         10         38
Interest....................................................       1         --        (53)
Profit on sale of subsidiaries..............................      --          3         (9)
Taxation....................................................      (5)        (4)       (25)
Dividends (including tax credits) from unlisted
  associates................................................      (8)        (7)        --
Other.......................................................      --         --         (8)
                                                                 ---        ---        ---
RETAINED PROFIT FOR THE YEAR................................       5          2        (57)
                                                                 ===        ===        ===

     The aggregate of the Group's share in its associates is shown below:

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
SALES.......................................................     234        141       700
Fixed assets................................................      24         28       270
Current assets..............................................     116        130       384
Liabilities due within one year.............................     (70)       (76)     (360)
Liabilities due after one year or more......................     (12)        (8)      (58)
                                                                 ---        ---      ----
NET ASSETS..................................................      58         74       236
                                                                 ===        ===      ====

15  OTHER FIXED ASSET INVESTMENTS

                                                            2003                       2002
                                                   -----------------------    -----------------------
                                                   VALUATION    BOOK VALUE    VALUATION    BOOK VALUE
                                                   ---------    ----------    ---------    ----------
                                                              (ALL FIGURES IN L MILLIONS)
Listed...........................................     73            59           67            64
Unlisted.........................................     21            21           20            20
                                                      --            --           --            --
                                                      94            80           87            84
                                                      ==            ==           ==            ==

---------------

NOTE The valuations of unlisted investments are directors' valuations as at 31 December 2003. If realised at valuation there would be an estimated liability for taxation of Lnil (2002: Lnil).

                                                              OWN SHARES
                                                                 HELD       OTHER    TOTAL
                                                              ----------    -----    -----
                                                              (ALL FIGURES IN L MILLIONS)
COST
At 31 December 2001.........................................      91         107      198
Exchange differences........................................      --          (4)      (4)
Additions...................................................      17           4       21
Disposals...................................................      --         (10)     (10)
                                                                 ---         ---     ----
At 31 December 2002.........................................     108          97      205
                                                                 ---         ---     ----
Exchange differences........................................      --          (5)      (5)
Additions...................................................      --           4        4
Disposals...................................................      (2)         --       (2)
                                                                 ---         ---     ----
AT 31 DECEMBER 2003.........................................     106          96      202
                                                                 ===         ===     ====
PROVISION
At 31 December 2001.........................................     (59)        (55)    (114)
Provided during the year....................................      (7)         --       (7)
                                                                 ---         ---     ----
At 31 December 2002.........................................     (66)        (55)    (121)
                                                                 ---         ---     ----
Provided during the year....................................      (3)         --       (3)
Disposals...................................................       2          --        2
                                                                 ---         ---     ----
AT 31 DECEMBER 2003.........................................     (67)        (55)    (122)
                                                                 ===         ===     ====
NET BOOK VALUE
At 31 December 2002.........................................      42          42       84
                                                                 ---         ---     ----
AT 31 DECEMBER 2003.........................................      39          41       80
                                                                 ===         ===     ====

---------------

NOTE The Pearson Employee Share Trust and Pearson plc Employee Share Ownership Trusts hold 7.5m (2002: 7.9m) Pearson plc ordinary shares which had a market value of L46m at 31 December 2003 (2002: L45m) and a nominal value of L2m at 31 December 2003 (2002: L2m). These shares have been acquired by the trusts, using funds provided by Pearson plc, to meet obligations under various executive and employee option and restricted share plans. Under these plans the participants become entitled to shares after a specified number of years and subject to certain performance criteria being met. Pearson aims to hedge its liability under the plans by buying shares through the trusts to meet the anticipated future liability. Dividends on the shares held by the trusts have been waived. The amount of dividend waived on the ESOP shares was L2m (2002: L1m).

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

16  STOCKS

                                                               2003      2002
                                                              ------    ------
                                                              (ALL FIGURES IN
                                                                L MILLIONS)
Raw materials...............................................    24        22
Work in progress............................................    30        36
Finished goods..............................................   270       297
Pre-publication costs.......................................   359       379
                                                               ---       ---
                                                               683       734
                                                               ===       ===

---------------

NOTE The replacement cost of stocks is not materially different from book value.

17  DEBTORS

                                                               2003      2002
                                                              ------    ------
                                                              (ALL FIGURES IN
                                                                L MILLIONS)
AMOUNTS FALLING DUE WITHIN ONE YEAR
Trade debtors...............................................    822       778
Associates..................................................      1         1
Royalty advances............................................    110       109
Other debtors...............................................     61        51
Prepayments and accrued income..............................     38        44
                                                              -----     -----
                                                              1,032       983
                                                              =====     =====
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Royalty advances............................................     83        63
Other debtors...............................................     16        10
Prepayments and accrued income..............................      1         1
                                                              -----     -----
                                                                100        74
                                                              -----     -----
                                                              1,132     1,057
                                                              =====     =====

18  CASH AT BANK AND IN HAND

                                                               2003                2002
                                                         ----------------    ----------------
                                                         GROUP    COMPANY    GROUP    COMPANY
                                                         -----    -------    -----    -------
                                                             (ALL FIGURES IN L MILLIONS)
Cash, bank current accounts and overnight deposits.....   309        --       417        --
Certificates of deposit and commercial paper...........     8        --        15        --
Term bank deposits.....................................   244        75       143         8
                                                          ---       ---       ---       ---
                                                          561        75       575         8
                                                          ===       ===       ===       ===

19   FINANCIAL INSTRUMENTS

     Treasury policy The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. The Group borrows principally in US dollars, euros and sterling, at both floating and fixed rates of interest, using derivatives, where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally interest rate swaps, interest rate caps and collars, currency swaps and forward foreign exchange contracts. The main risks arising from the Group's financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the board which are summarised below. These policies have remained unchanged, except as disclosed, since the beginning of 2003. A treasury committee of the board receives reports on the Group's treasury activities, policies and procedures, which are reviewed periodically by a group of external professional advisers. The treasury department is not a profit centre and its activities are subject to internal audit.

     Interest rate risk The Group's exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into interest rate swaps, interest rate caps and forward rate agreements. Since October 2002 the Group's policy objective has been to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt) to be hedged (i.e. fixed or capped) over the next four years within a 40% to 65% range. At the end of 2003 that ratio was 61%. A 1% change in the Group's variable rate US dollar, euro and sterling interest rates would have a L5m effect on profit before tax.

     Liquidity and refinancing risk The Group's objective is to procure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group's policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and 10 years. At the end of 2003 the average maturity of gross borrowings was 4.9 years and non-banks provided L1,718m (89%) of them (up from 4.8 years and down from 90% respectively at the beginning of the year). The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. The Group manages the amount of its net debt, and the level of its net interest cover, principally by the use of a target range for its interest cover ratio. All of the Group's credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody's and BBB+ from Standard & Poor's, and the short-term ratings are P2 and A2 respectively. The Group continues to operate on the basis that the board will take such action as it believes necessary to support and protect its current credit ratings. The Group also maintains undrawn committed borrowing facilities. At the end of 2003 these amounted to L950m and their weighted average maturity was 1.5 years.

     Credit Risk Credit risk represents the possibility that the Group would suffer a loss if a counterparty was to default on its obligations to the Group. Credit risk exposure arises primarily from the placement of surplus cash funds with financial institutions, as well as from interest rate, currency swap and foreign exchange products. The Group's risk of loss on deposit or derivative contracts with individual banks is managed in part through the use of counterparty limits. These limits, which take published credit limits (among other things) into account, are approved by the chief financial officer.

     For derivative financial instruments, total credit exposure consists of current and potential exposure. Current credit exposure represents the replacement cost of the transaction. Potential credit exposure is a statistically based estimate of the future replacement cost of the transaction. The Group has established policies and procedures to manage the level and composition of its credit risk on both a transaction and a portfolio basis. In addition, for a currency swap that transforms a major part of the 6.125% eurobonds due 2007 into a US dollar liability (a higher value derivative contract than is usual in the portfolio) the Group has entered into mark to market agreements, whose effect is to reduce significantly the counterparty risk of the transaction.

     Additional financial instruments which potentially subject the Group to concentrations of credit risk consist of accounts receivable. Management believes the concentration of credit risk associated with accounts receivable is minimal due to the dispersion over many customers and different businesses.

     Currency risk Although the Group is based in the UK, it has its most significant investment in overseas operations. The most significant currency for the Group is the US dollar, followed by the euro and sterling. The Group's policy on routine transactional conversions between currencies (for example, the collection of receivables, and the settlement of payables or interest) remains that these should be effected at the relevant spot exchange rate. No unremitted profits are hedged with foreign exchange contracts as the company judges it inappropriate to hedge non-cash flow translational exposure with cash flow instruments. However, the Group does seek to create a 'natural hedge' though its policy of aligning approximately the currency composition of its core borrowings in US dollars, euros and sterling with the split between those currencies of its forecast operating profit. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. Long-term core borrowing is limited to these three major currencies. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. At the year end the split of aggregate net borrowings in its three core currencies was US dollar 81%, euro 10% and sterling 9%.

A.   MATURITY OF BORROWINGS AND OTHER FINANCIAL LIABILITIES

     The maturity profile of the Group's borrowings and other financial liabilities is shown below:

                                                               2003                2002
                                                         ----------------    ----------------
                                                         GROUP    COMPANY    GROUP    COMPANY
                                                         -----    -------    -----    -------
                                                             (ALL FIGURES IN L MILLIONS)
MATURITY OF BORROWINGS
SHORT-TERM
Bank loans and overdrafts..............................    119       262       101       175
5% Euro Bonds 2003.....................................     --        --       148       148
9.5% Sterling Bonds 2004...............................    108        --        --        --
4.625% Euro Bonds 2004.................................    348       348        --        --
                                                         -----     -----     -----     -----
TOTAL DUE WITHIN ONE YEAR, OR ON DEMAND................    575       610       249       323
                                                         -----     -----     -----     -----
MEDIUM AND LONG-TERM
Loans or instalments thereof repayable:
From one to two years..................................     85        --       458       338
From two to five years.................................    582       443       616       371
After five years not by instalments....................    680       680       660       660
                                                         -----     -----     -----     -----
TOTAL DUE AFTER MORE THAN ONE YEAR.....................  1,347     1,123     1,734     1,369
                                                         -----     -----     -----     -----
TOTAL BORROWINGS.......................................  1,922     1,733     1,983     1,692
                                                         =====     =====     =====     =====

---------------

NOTE At 31 December 2003 L85m (2002: L91m) of debt, including commercial paper, currently classified from one to two years would be repayable within one year if refinancing contracts were not in place. The short-term bank loans and overdrafts of the Group are lower than those of the company because of bank offset arrangements.

                                                     2003                            2002
                                         -----------------------------   -----------------------------
                                          GROUP    GROUP OTHER            GROUP    GROUP OTHER
                                         FINANCE    FINANCIAL    GROUP   FINANCE    FINANCIAL    GROUP
                                         LEASES    LIABILITIES   TOTAL   LEASES    LIABILITIES   TOTAL
                                         -------   -----------   -----   -------   -----------   -----
                                                          (ALL FIGURES IN L MILLIONS)
MATURITY OF OTHER FINANCIAL LIABILITIES
Amounts falling due:
In one year or less or on demand.......      3           5          8        4          11         15
In more than one year but not more than
  two years............................      1          14         15        2           8         10
In more than two years but not more
  than five years......................      1           7          8        1          16         17
In more than five years................     --          21         21       --          22         22
                                           ---         ---        ---      ---         ---        ---
                                             5          47         52        7          57         64
                                           ===         ===        ===      ===         ===        ===

B.  BORROWINGS BY INSTRUMENT

                                                                 2003              2002
                                                            ---------------   ---------------
                                                            GROUP   COMPANY   GROUP   COMPANY
                                                            -----   -------   -----   -------
                                                               (ALL FIGURES IN L MILLIONS)
UNSECURED
5% Euro Bonds 2003........................................     --       --      148      148
9.5% Sterling Bonds 2004..................................    108       --      120       --
4.625% Euro Bonds 2004....................................    348      348      338      338
7.375% US Dollar notes 2006...............................    139       --      154       --
6.125% Euro Bonds 2007....................................    343      343      370      370
10.5% Sterling Bonds 2008.................................    100      100      100      100
7% Global Dollar Bonds 2011...............................    278      278      310      310
7% Sterling Bonds 2014....................................    235      235      250      250
4.625% US Dollar notes 2018...............................    167      167       --       --
Variable rate loan notes..................................     --       --        1        1
Bank loans and overdrafts and commercial paper............    204      262      192      175
                                                            -----    -----    -----    -----
TOTAL BORROWINGS..........................................  1,922    1,733    1,983    1,692
                                                            =====    =====    =====    =====

C.   UNDRAWN COMMITTED BORROWING FACILITIES

                                                              2003      2002
                                                              -----    ------
                                                              (ALL FIGURES IN
                                                                L MILLIONS)
Expiring within one year....................................    --        --
Expiring between one and two years..........................   950        --
Expiring in more than two years.............................    --     1,059
                                                               ---     -----
                                                               950     1,059
                                                               ===     =====

---------------

NOTE All of the above committed borrowing facilities incur commitment fees at market rates. In addition to the above facilities, there are a number of short-term overdrafts that are utilised in the normal course of the business.

D.   CURRENCY AND INTEREST RATE RISK PROFILE

                                                                              2003
                                                    --------------------------------------------------------
                                                                                     FIXED RATE BORROWINGS
                                                                                    ------------------------
                                                                                                 WEIGHTED
                                                                                    WEIGHTED      AVERAGE
                                                                  TOTAL     TOTAL   AVERAGE     PERIOD FOR
                                                                 VARIABLE   FIXED   INTEREST   WHICH RATE IS
                                                    BORROWINGS     RATE     RATE      RATE     FIXED - YEARS
                                                    ----------   --------   -----   --------   -------------
                                                        LM          LM       LM        %
CURRENCY AND INTEREST RATE RISK PROFILE OF
  BORROWINGS
US dollar.........................................    1,427         864      563      5.9           3.2
Sterling..........................................      201          61      140      8.0           9.0
Euro..............................................      292         166      126      5.3           1.7
Other currencies..................................        2           2       --       --            --
                                                      -----       -----      ---
                                                      1,922       1,093      829
                                                      =====       =====      ===

                                                                              2002
                                                    --------------------------------------------------------
                                                                                     FIXED RATE BORROWINGS
                                                                                    ------------------------
                                                                                                 WEIGHTED
                                                                                    WEIGHTED      AVERAGE
                                                                  TOTAL     TOTAL   AVERAGE     PERIOD FOR
                                                                 VARIABLE   FIXED   INTEREST   WHICH RATE IS
                                                    BORROWINGS     RATE     RATE      RATE     FIXED - YEARS
                                                    ----------   --------   -----   --------   -------------
                                                        LM          LM       LM        %
CURRENCY AND INTEREST RATE RISK PROFILE OF
  BORROWINGS
US dollar.........................................    1,350         752      598       5.9          4.0
Sterling..........................................      241         161       80      10.5          5.5
Euro..............................................      380         305       75       5.2          1.5
Other currencies..................................       12          12       --        --           --
                                                      -----       -----      ---
                                                      1,983       1,230      753
                                                      =====       =====      ===

---------------

NOTE The figures shown in the tables above take into account interest rate, currency swaps and forward rate contracts entered into by the Group. Variable rate borrowings bear interest at rates based on relevant national LIBOR equivalents.

                                                                            2003
                                                              ---------------------------------
                                                                 OTHER      TOTAL      TOTAL
                                                               FINANCIAL    FIXED   NO INTEREST
                                                              LIABILITIES   RATE       PAID
                                                              -----------   -----   -----------
                                                                 (ALL FIGURES IN L MILLIONS)
CURRENCY AND INTEREST RATE RISK PROFILE OF OTHER FINANCIAL
  LIABILITIES
US dollar...................................................      35           4        31
Sterling....................................................       5           1         4
Euro........................................................      12          --        12
                                                                  --        ----        --
                                                                  52           5        47
                                                                  ==        ====        ==

                                                                            2002
                                                              ---------------------------------
                                                                 OTHER      TOTAL      TOTAL
                                                               FINANCIAL    FIXED   NO INTEREST
                                                              LIABILITIES   RATE       PAID
                                                              -----------   -----   -----------
                                                                 (ALL FIGURES IN L MILLIONS)
CURRENCY AND INTEREST RATE RISK PROFILE OF OTHER FINANCIAL
  LIABILITIES
US dollar...................................................      45           5        40
Sterling....................................................       8           2         6
Euro........................................................      11          --        11
                                                                  --        ----        --
                                                                  64           7        57
                                                                  ==        ====        ==

                                                                            2003
                                                      ------------------------------------------------
                                                                                      OTHER
                                                      US DOLLAR   STERLING   EURO   CURRENCIES   TOTAL
                                                      ---------   --------   ----   ----------   -----
                                                                (ALL FIGURES IN L MILLIONS)
CURRENCY AND INTEREST RATE RISK PROFILE OF FINANCIAL
  ASSETS
Cash at bank and in hand............................     150         54       40        65        309
Short-term deposits.................................     112         20      104        16        252
Other financial assets..............................      44          7        7         1         59
                                                         ---         --      ---        --        ---
                                                         306         81      151        82        620
                                                         ===         ==      ===        ==        ===
Fixed rate..........................................       6          2       --        --          8
Floating rate.......................................     259         72      144        78        553
No interest received................................      41          7        7         4         59
                                                         ---         --      ---        --        ---
                                                         306         81      151        82        620
                                                         ===         ==      ===        ==        ===

---------------

NOTE The US dollar fixed rate asset is fixed for 12 years at a rate of 8.2%. The Sterling fixed rate asset is fixed for 6 years at a rate of 7.0%.

                                                                            2002
                                                      ------------------------------------------------
                                                                                      OTHER
                                                      US DOLLAR   STERLING   EURO   CURRENCIES   TOTAL
                                                      ---------   --------   ----   ----------   -----
                                                                (ALL FIGURES IN L MILLIONS)
CURRENCY AND INTEREST RATE RISK PROFILE OF FINANCIAL
  ASSETS
Cash at bank and in hand............................     279          9       67        62        417
Short-term deposits.................................       2         18      127        11        158
Other financial assets..............................      28          6       --        --         34
                                                         ---         --      ---        --        ---
                                                         309         33      194        73        609
                                                         ===         ==      ===        ==        ===
Floating rate.......................................     281         27      193        73        574
No interest received................................      28          6        1        --         35
                                                         ---         --      ---        --        ---
                                                         309         33      194        73        609
                                                         ===         ==      ===        ==        ===

E.   CURRENCY EXPOSURES

     The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency.

                                                                          2003
                                                       NET FOREIGN MONETARY ASSETS/(LIABILITIES)
                                                  ----------------------------------------------------
                                                                                     OTHER
                                                  US DOLLAR    STERLING    EURO    CURRENCIES    TOTAL
                                                  ---------    --------    ----    ----------    -----
                                                               (ALL FIGURES IN L MILLIONS
FUNCTIONAL CURRENCY OF ENTITY
US dollar.......................................     --            3        --          6          9
Sterling........................................     20           --         7          6         33
Euro............................................     --           --        --          5          5
Other currencies................................      5           (8)        5         --          2
                                                     --           --        --         --         --
                                                     25           (5)       12         17         49
                                                     ==           ==        ==         ==         ==

                                                                            2002
                                                         NET FOREIGN MONETARY ASSETS/(LIABILITIES)
                                                      ------------------------------------------------
                                                                                      OTHER
                                                      US DOLLAR   STERLING   EURO   CURRENCIES   TOTAL
                                                      ---------   --------   ----   ----------   -----
                                                                (ALL FIGURES IN L MILLIONS)
FUNCTIONAL CURRENCY OF ENTITY
US dollar...........................................     --           2       --         2          4
Sterling............................................     48          --       41         8         97
Euro................................................     --           1       --         6          7
Other currencies....................................      4           4        5        --         13
                                                         --          --       --        --        ---
                                                         52           7       46        16        121
                                                         ==          ==       ==        ==        ===

F.   FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

     The table below shows the book value and the fair value of the Group's financial assets and financial liabilities.

                                                                  2003                      2002
                                                         -----------------------   -----------------------
                                                         BOOK VALUE   FAIR VALUE   BOOK VALUE   FAIR VALUE
                                                         ----------   ----------   ----------   ----------
                                                                     ALL FIGURES IN L MILLIONS
PRIMARY FINANCIAL INSTRUMENTS HELD OR ISSUED TO FINANCE
  THE GROUP'S OPERATIONS
Other financial assets.................................        59           59           34           34
Other financial liabilities............................       (52)         (52)         (64)         (64)
Cash at bank and in hand...............................       309          309          417          417
Short-term deposits....................................       252          252          158          158
Short-term borrowings..................................      (575)        (619)        (249)        (253)
Medium and long-term borrowings........................    (1,347)      (1,553)      (1,734)      (1,877)
                                                           ------       ------       ------       ------
DERIVATIVE FINANCIAL INSTRUMENTS HELD TO MANAGE THE
  INTEREST RATE AND CURRENCY PROFILE
Interest rate swaps....................................        --           (4)          --           26
Currency swaps.........................................        --           26           --           32
Foreign exchange contracts.............................        --           --           --            4
                                                           ------       ------       ------       ------

---------------

NOTE Other financial assets, other financial liabilities, cash at bank and in hand and short-term deposits: the fair value approximates to the carrying value due to the short maturity periods of these financial instruments. Medium and long-term borrowings: the fair value is based on market values or, where these are not available, on the quoted market prices of comparable debt issued by other companies. Interest rate swaps: the fair value of interest rate swaps is based on market values. At 31 December 2003 the notional principal value of these swaps was L2,394m (2002: L1,605m). Currency swaps: the fair value of these contracts is based on market values. At 31 December 2003 the Group had L1,096m (2002: L758m) of such contracts outstanding.

G.   HEDGES

     The Group's policy on hedges is explained on page F-33. The table below shows the extent to which the Group has off-balance sheet (unrecognised) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

                                                                                           UNRECOGNISED
                                                                                            TOTAL NET
                                                             UNRECOGNISED   UNRECOGNISED      GAINS/
                                                                GAINS          LOSSES        (LOSSES)
                                                             ------------   ------------   ------------
                                                                    (ALL FIGURES IN L MILLIONS)
Gains and losses on hedges at 31 December 2002.............      113            (51)            62
Gains and losses arising in previous years that were
  recognised in 2003.......................................       (9)            --             (9)
                                                                 ---            ---            ---
GAINS AND LOSSES ARISING BEFORE 31 DECEMBER 2002 THAT WERE
  NOT RECOGNISED IN 2003...................................      104            (51)            53
Gains and losses arising in 2003 that were not recognised
  in 2003..................................................      (22)            (9)           (31)
                                                                 ---            ---            ---
UNRECOGNISED GAINS AND LOSSES ON HEDGES AT 31 DECEMBER
  2003.....................................................       82            (60)            22
Of which:
Gains and losses expected to be recognised in 2004.........        4             --              4
                                                                 ---            ---            ---
Gains and losses expected to be recognised in 2005 or
  later....................................................       78            (60)            18
                                                                 ===            ===            ===

20  OTHER CREDITORS

                                                               2003      2002
                                                              ------    ------
                                                              (ALL FIGURES IN
                                                                L MILLIONS)
AMOUNTS FALLING DUE WITHIN ONE YEAR
Trade creditors.............................................    407       376
Taxation....................................................     55        24
Social security and other taxes.............................      4        13
Other creditors.............................................     85        83
Accruals and deferred income................................    456       499
Obligations under finance leases............................      3         4
Dividends...................................................    119       115
                                                              -----     -----
                                                              1,129     1,114
                                                              =====     =====
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Other creditors.............................................     34        31
Accruals and deferred income................................      9        26
Obligations under finance leases............................      2         3
                                                              -----     -----
                                                                 45        60
                                                              =====     =====

21  DEFERRED TAXATION

                                                              (ALL FIGURES IN
                                                                L MILLIONS)
                                                              ---------------
SUMMARY OF MOVEMENTS
At 31 December 2002.........................................        174
Exchange differences........................................        (39)
Held by subsidiary acquired.................................        (15)
Transfers...................................................         40
Net release in the year.....................................        (15)
                                                                    ---
AT 31 DECEMBER 2003.........................................        145
                                                                    ===

                                                               2003      2002
                                                              ------    ------
                                                              (ALL FIGURES IN
                                                                L MILLIONS)
DEFERRED TAXATION DERIVES FROM
Capital allowances..........................................   (21)      (47)
Tax losses carried forward..................................   168       170
Taxation on unremitted overseas earnings....................    (4)      (16)
Other timing differences....................................     2        67
                                                               ---       ---
                                                               145       174
                                                               ===       ===
DEFERRED TAXATION NOT PROVIDED
Relating to gains subject to roll-over relief...............     1         1
                                                               ===       ===

---------------

NOTE The Group has calculated deferred tax not provided on rolled over gains in 2003, taking into account the indexation allowance which would be deductible on a disposal of the asset into which the gain was rolled. The recovery of the deferred tax asset relating to tax losses carried forward is dependent on future taxable profits arising mainly in the US. The Group regularly reviews its projections of these future taxable profits to ensure that recoverability of the asset is still foreseeable.

22  PROVISIONS FOR LIABILITIES AND CHARGES

                                POST-        DEFERRED                    REORGANIS-
                              RETIREMENT   CONSIDERATION   INTEGRATION     ATIONS     LEASES   OTHER   TOTAL
                              ----------   -------------   -----------   ----------   ------   -----   -----
                                                       (ALL FIGURES IN L MILLIONS)
AT 31 DECEMBER 2001.........     123             25             29           29         19      14      239
Exchange differences........     (11)            (4)            (2)          (2)        (2)     --      (21)
Subsidiaries
  acquired/disposed.........       2             --             --           --         (1)      1        2
Deferred consideration
  arising on acquisitions...      --              3             --           --         --      --        3
Released....................      --             --             --           (3)        (1)     (1)      (5)
Provided....................      59             --              8            9          7       1       84
Utilised....................     (81)           (13)           (18)         (14)        (4)     (7)    (137)
                                 ---            ---            ---          ---         --      --     ----
AT 31 DECEMBER 2002.........      92             11             17           19         18       8      165
Exchange differences........     (13)            --             --           (1)        (1)      1      (14)
Subsidiaries acquired.......       4             --             --           --         --      --        4
Transfers...................      --              1              3           (4)        --      --       --
Deferred consideration
  arising on acquisitions...      --             24             --           --         --      --       24
Released....................      --             --             --           --         (1)     (1)      (2)
Provided....................      62             --             --            8          3       1       74
Utilised....................     (65)            (7)           (11)         (10)        (5)     (1)     (99)
                                 ---            ---            ---          ---         --      --     ----
AT 31 DECEMBER 2003.........      80             29              9           12         14       8      152
                                 ===            ===            ===          ===         ==      ==     ====

---------------

NOTE

A   Post-retirement provisions are in respect of pensions, L29m (2002: L36m) and post-retirement medical benefits, L51m (2002: L56m).

B   Deferred consideration. During the year, additional deferred consideration of L24m was incurred mainly relating to the acquisition of Lesson Lab.

C   Integration. During the year, L11m of this balance has been utilised, primarily in relation to properties, severance and IT systems. The remaining provision should be utilised in the next two years.

D   Reorganisations. L8m has been provided during the year mostly relating to redundancies at the Financial Times and the relaunch of Les Echos in Berlinois format. L10m has been utilised, mainly in respect of redundancies.

E   Lease commitments. These relate primarily to onerous lease contracts, acquired as part of the purchase of subsidiaries, which have various expiry dates up to 2010. The provision is based on current occupancy estimates.

23  SHARE CAPITAL

                                                               NUMBER
                                                              OF SHARES
                                                               (000'S)    LM
                                                              ---------   ---
AUTHORISED
Ordinary shares of 25p each
AT 31 DECEMBER 2002.........................................  1,174,000   294
                                                              =========   ===
AT 31 DECEMBER 2003.........................................  1,178,000   295
                                                              =========   ===
CALLED UP, ALLOTTED AND FULLY PAID
AT 31 DECEMBER 2001.........................................    800,589   200
Issued under share option and employee share schemes........      1,073    --
                                                              ---------   ---
AT 31 DECEMBER 2002.........................................    801,662   200
Issued under share option and employee share schemes........        726     1
                                                              ---------   ---
AT 31 DECEMBER 2003.........................................    802,338   201
                                                              =========   ===

---------------

NOTE The consideration received in respect of shares issued during the year was L5m (2002: L6m).

                                                                                           ORIGINAL
                                                                NUMBER                   SUBSCRIPTION
                                                      WHEN     OF SHARES                   EXERCISE
                                                     GRANTED    (000'S)     PRICE (P)       PERIOD
                                                     -------   ---------   -----------   ------------
OPTIONS OUTSTANDING AT 31 DECEMBER 2002
Worldwide Save for Shares plans....................   1995          20             390     2000-03
                                                      1996          60             517     2001-04
                                                      1997         114             530     2000-05
                                                      1998         360             687     2001-06
                                                      1999         544         913-970     2001-07
                                                      2000         217       688-1,793     2001-08
                                                      2001         532       957-1,096     2004-09
                                                      2002       1,466             696     2005-10
                                                                ------
                                                                 3,313
                                                                ======
Discretionary share option plans...................   1994         171         567-635     1997-04
                                                      1995         194         487-606     1998-05
                                                      1996         282         584-654     1999-06
                                                      1997       1,156         677-758     2000-07
                                                      1998       1,781       847-1,090     2001-08
                                                      1999       3,681     1,081-1,922     2002-09
                                                      2000      10,432        64-3,224     2000-10
                                                      2001      14,599       822-1,421     2002-11
                                                                ------
                                                                32,296
                                                                ======
OPTIONS OUTSTANDING AT 31 DECEMBER 2003
Worldwide Save for Shares plans....................   1996           9             517     2003-04
                                                      1997          39             530     2004-05
                                                      1998         319             687     2003-06
                                                      1999         137         913-926     2004-07
                                                      2000         169       688-1,644     2003-08
                                                      2001         350       957-1,096     2004-09
                                                      2002         573             696     2005-10
                                                      2003       2,273         425-426     2006-11
                                                                ------
                                                                 3,869
                                                                ======
Discretionary share option plans...................   1994         148         567-635     1997-04
                                                      1995         154         487-606     1998-05
                                                      1996         248         584-654     1999-06
                                                      1997       1,023         677-758     2000-07
                                                      1998       1,637       847-1,090     2001-08
                                                      1999       3,260     1,081-1,922     2002-09
                                                      2000       8,510        64-3,224     2000-10
                                                      2001      13,437       822-1,421     2002-11
                                                                ------
                                                                28,417
                                                                ======

---------------

NOTE The subscription prices have been rounded up to the nearest whole penny. The figures include replacement options granted to employees of Dorling Kindersley and the Family Education Network following their acquisition. The discretionary share option plans include all options granted under the Pearson Executive Share Option Plans, the Pearson Reward Plan, the Pearson Special Share Option Plan and the Pearson Long Term Incentive Plan.

24  RESERVES

                                                               SHARE      PROFIT
                                                              PREMIUM    AND LOSS
                                                              ACCOUNT    ACCOUNT
                                                              -------    --------
                                                                (ALL FIGURES IN
                                                                  L MILLIONS)
SUMMARY OF MOVEMENTS
At 31 December 2001.........................................   2,459      1,138
Exchange differences net of taxation........................      --       (312)
Premium on issue of equity shares...........................       6         --
Goodwill written back on disposal of an associate...........      --        144
Replacement options granted on acquisition of a
  subsidiary................................................      --          1
Loss retained for the year..................................      --       (298)
                                                               -----      -----
AT 31 DECEMBER 2002.........................................   2,465        673
                                                               =====      =====
ANALYSED AS
Joint ventures and associates...............................                (45)
Group excluding joint ventures and associates...............                718
                                                                          =====
SUMMARY OF MOVEMENTS
At 31 December 2002.........................................   2,465        673
Exchange differences net of taxation........................      --       (254)
Premium on issue of equity shares...........................       4         --
Loss retained for the year..................................      --       (137)
                                                               -----      -----
AT 31 DECEMBER 2003.........................................   2,469        282
                                                               =====      =====
ANALYSED AS
Joint ventures and associates...............................                (60)
Group excluding joint ventures and associates...............                342

---------------

NOTE Cumulative goodwill relating to acquisitions made prior to 1998, which was deducted from reserves, amounts to L961m (2002: L1,031m). During 2003 Pearson plc received L5m on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid L5m to the Group for the issue of these shares. The Group has taken advantage of the exemption available by UITF 17 and has not incurred a charge on options granted at a discount to market value for its Inland Revenue approved SAYE schemes and similar overseas schemes. Included in exchange differences are exchange gains of L74m (2002: L70m) arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net investments overseas.

25  ACQUISITIONS

     All acquisitions have been consolidated applying acquisition accounting principles.

A.   ACQUISITION OF SUBSIDIARIES

                                                               2003      2002
                                                              ------    ------
                                                              (ALL FIGURES IN
                                                                L MILLIONS)
Tangible fixed assets.......................................     10       --
Associates..................................................     --       (3)
Stocks......................................................     --       (2)
Debtors.....................................................     32        2
Creditors...................................................    (95)      (4)
Provisions..................................................     (4)      (3)
Deferred taxation...........................................    (15)      --
Net cash and short-term deposits acquired...................     34       25
                                                               ----      ---
                                                                (38)      15
Equity minority interests...................................     (8)      (4)
                                                               ----      ---
Net (liabilities)/assets acquired at fair value.............    (46)      11
                                                               ----      ---
FAIR VALUE OF CONSIDERATION
Cash........................................................    (87)     (74)
Deferred cash consideration.................................    (24)      (3)
Net prior year adjustments..................................     --        3
                                                               ----      ---
Total consideration.........................................   (111)     (74)
                                                               ----      ---
GOODWILL ARISING............................................    157       63
                                                               ====      ===

                                                               2003      2002
                                                              ------    ------
                                                              (ALL FIGURES IN
                                                                L MILLIONS)
ACQUISITION FAIR VALUES
Book value of net (liabilities)/assets acquired.............   (32)       25
Fair value adjustments......................................   (14)      (14)
                                                               ---       ---
FAIR VALUE TO THE GROUP.....................................   (46)       11
                                                               ===       ===

---------------

NOTE All the fair value adjustments above relate to acquisitions made in 2003. They include a write-off of certain fixed assets and recognition of a pension scheme liability. These fair value adjustments are provisional and will be finalised in the 2004 financial statements.

B.  CASH FLOW FROM ACQUISITIONS

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
Cash -- current year acquisitions...........................    87         74           52
Deferred payments for prior year acquisitions and other
  items.....................................................     7         13           76
                                                                --         --          ---
NET CASH OUTFLOW............................................    94         87          128
                                                                ==         ==          ===

26. DISPOSALS

A.   DISPOSAL OF SUBSIDIARIES

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
Intangible fixed assets.....................................      (4)       (41)       (53)
Tangible fixed assets.......................................      (3)        --         (7)
Stocks......................................................      (2)        (3)        (2)
Debtors.....................................................      (9)        (2)       (15)
Creditors...................................................      10         (3)        14
Taxation....................................................      --         --         (5)
Provisions..................................................      --          1          1
Net overdraft/(cash)........................................       1         (1)        --
Equity minority interest....................................      --          3         --
                                                                 ---        ---        ---
Net assets disposed of......................................      (7)       (46)       (67)
Proceeds received...........................................       1         11         49
Deferred consideration......................................       2         --         --
Costs.......................................................      (1)        (7)        (7)
Net prior year adjustments..................................       1         (3)        (1)
                                                                 ---        ---        ---
LOSS ON SALE................................................      (4)       (45)       (26)
Goodwill written back from reserves.........................      --         --        (37)
                                                                 ---        ---        ---
NET LOSS ON SALE............................................      (4)       (45)       (63)
                                                                 ===        ===        ===

B.  CASH FLOW FROM DISPOSALS

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
Cash -- current year disposals..............................       1         11         49
Costs paid..................................................      (2)        (3)        (8)
Deferred receipts and payments from prior year disposals and
  other amounts.............................................      (3)        (5)        --
                                                                 ---        ---        ---
NET CASH (OUTFLOW)/INFLOW...................................      (4)         3         41
                                                                 ===        ===        ===

27  NOTES TO CONSOLIDATED CASH FLOW STATEMENT

                                                                                     2001
                                                                       ---------------------------------
                                                         2003   2002   CONTINUING   DISCONTINUED   TOTAL
                                                         ----   ----   ----------   ------------   -----
                                                                   (ALL FIGURES IN L MILLIONS)
A. RECONCILIATION OF OPERATING PROFIT TO NET CASH
   INFLOW FROM OPERATING ACTIVITIES
Total operating profit.................................  226     143       (49)           2         (47)
Share of operating loss of joint ventures and
  associates...........................................   --      51        69           (2)         67
Depreciation...........................................  111     122       125           --         125
Goodwill amortisation and impairment...................  257     292       350           --         350
(Increase)/decrease in stocks..........................   (8)     43        (6)          --          (6)
Increase in debtors....................................  (96)   (111)      102           --         102
(Decrease)/increase in creditors.......................  (68)     64      (103)          --        (103)
Decrease in operating provisions.......................  (20)    (50)        3           --           3
Other and non-cash items...............................  (43)    (25)       (1)          --          (1)
                                                         ---    ----      ----          ---        ----
NET CASH INFLOW FROM OPERATING ACTIVITIES..............  359     529       490           --         490
                                                         ===    ====      ====          ===        ====

                                                                          DEBT DUE   DEBT DUE
                                                             SHORT-TERM    WITHIN     AFTER     FINANCE
                             CASH   OVERDRAFTS   SUB-TOTAL    DEPOSITS    ONE YEAR   ONE YEAR   LEASES    TOTAL
                             ----   ----------   ---------   ----------   --------   --------   -------   ------
                                                         (ALL FIGURES IN L MILLIONS)
B. ANALYSIS OF NET DEBT
AT 31 DECEMBER 2002........   417       (77)        340         158         (172)     (1,734)      (7)    (1,415)
Exchange differences.......     6        31          37           9          (40)        111       --        117
Other non-cash items.......    --        --          --          --         (459)        458       (1)        (2)
Net cash flow..............  (114)       23         (91)         85          119        (182)       3        (66)
                             ----      ----         ---         ---         ----      ------      ---     ------
AT 31 DECEMBER 2003........   309       (23)        286         252         (552)     (1,347)      (5)    (1,366)
                             ====      ====         ===         ===         ====      ======      ===     ======
AT 31 DECEMBER 2001........   300       (60)        240          93         (105)     (2,607)     (14)    (2,393)
Exchange differences.......   (15)        4         (11)         (2)          (6)        150        1        132
Acquired with subsidiary...    --        --          --          24           --          --       --         24
Other non-cash items.......    --        --          --          --         (148)        146        1         (1)
Net cash flow..............   132       (21)        111          43           87         577        5        823
                             ----      ----         ---         ---         ----      ------      ---     ------
AT 31 DECEMBER 2002........   417       (77)        340         158         (172)     (1,734)      (7)    (1,415)
                             ====      ====         ===         ===         ====      ======      ===     ======
AT 31 DECEMBER 2000........   425      (110)        315          91           (2)     (2,705)     (16)    (2,317)
Exchange differences.......   (10)        1          (9)          1           --         (16)      --        (24)
Acquired with subsidiary...    --        --          --          --           --           1       --          1
Other non-cash items.......    --        --          --          --         (100)         99       (5)        (6)
Net cash flow..............  (115)       49         (66)          1           (3)         14        7        (47)
                             ----      ----         ---         ---         ----      ------      ---     ------
AT 31 DECEMBER 2001........   300       (60)        240          93         (105)     (2,607)     (14)    (2,393)
                             ====      ====         ===         ===         ====      ======      ===     ======

---------------

NOTE Finance leases are included within other creditors in the balance sheet (see note 20).

                                                               2003       2002       2001
                                                              -------    -------    -------
                                                               (ALL FIGURES IN L MILLIONS)
C. RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
(Decrease)/increase in cash in the year.....................     (91)       111        (66)
Decrease in net debt from management of liquid resources....      85         43          1
Decrease in net debt from other borrowings..................     (63)       664         11
Decrease in finance leases..................................       3          5          7
Acquired with subsidiary....................................      --         24         --
Debt issue costs............................................      --         --          1
Other non-cash items........................................      (2)        (1)        (6)
Exchange differences........................................     117        132        (24)
                                                              ------     ------     ------
Movement in net debt in the year............................      49        978        (76)
Net debt at beginning of the year...........................  (1,415)    (2,393)    (2,317)
                                                              ------     ------     ------
NET DEBT AT END OF THE YEAR.................................  (1,366)    (1,415)    (2,393)
                                                              ======     ======     ======

28  CONTINGENT LIABILITIES

     There are contingent Group and company liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition, there are contingent liabilities of the Group in respect of legal claims. None of these claims are expected to result in a material gain or loss to the Group.

29  COMMITMENTS UNDER LEASES

     At 31 December 2003 the Group had commitments under leases, other than finance leases, to make payments in 2004 as follows:

                                                              LAND AND
                                                              BUILDINGS    OTHER
                                                              ---------    -----
                                                               (ALL FIGURES IN
                                                                 L MILLIONS)
FOR LEASES EXPIRING
In 2004.....................................................      7          2
Between 2005 and 2008.......................................     28         14
Thereafter..................................................     64          1
                                                                 --         --
                                                                 99         17
                                                                 ==         ==

30  RELATED PARTIES

     JOINT VENTURES AND ASSOCIATES -- Loans and equity advanced to joint ventures and associates during the year and at the balance sheet date are shown in notes 13 and 14. Amounts falling due from joint ventures and associates are set out in note 17. Dividends receivable from joint ventures and associates are set out in notes 13 and 14.

     There were no other related party transactions in 2003.

31  POST BALANCE SHEET EVENTS

     There were no significant post balance sheet events.

32  COMPANY BALANCE SHEET AS AT 31 DECEMBER 2003

                                                              NOTE      2003       2002
                                                              -----    -------    -------
                                                              (ALL FIGURES IN L MILLIONS)
FIXED ASSETS
Tangible fixed assets.......................................   33          --         --
Investments: subsidiaries...................................   33       6,343      6,422
Investments: own shares held................................   33          33         39
                                                                       ------     ------
                                                                        6,376      6,461
                                                                       ------     ------
CURRENT ASSETS
Debtors:
Amounts due from subsidiaries -- due within one year........            1,394        971
Amounts due from subsidiaries -- due after more than one
  year......................................................              944      1,453
Taxation....................................................                3         10
Other debtors...............................................               --          1
Cash at bank and in hand....................................   18          75          8
                                                                       ------     ------
                                                                        2,416      2,443
                                                                       ------     ------
CREDITORS -- AMOUNTS FALLING DUE WITHIN ONE YEAR
Short-term borrowing........................................   19        (610)      (323)
Amounts due to subsidiaries.................................           (2,860)    (2,641)
Other creditors.............................................               (1)        (1)
Accruals and deferred income................................              (16)       (13)
Dividends...................................................    8        (119)      (115)
                                                                       ------     ------
                                                                       (3,606)    (3,093)
                                                                       ------     ------
NET CURRENT LIABILITIES.....................................           (1,190)      (650)
                                                                       ------     ------
TOTAL ASSETS LESS CURRENT LIABILITIES.......................            5,186      5,811
                                                                       ------     ------
CREDITORS -- AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Medium and long-term borrowing..............................   19      (1,123)    (1,369)
Amounts due to subsidiaries.................................             (234)      (393)
Provisions for liabilities and charges......................               (2)        (2)
                                                                       ------     ------
                                                                       (1,359)    (1,764)
                                                                       ------     ------
NET ASSETS..................................................            3,827      4,047
                                                                       ======     ======
CAPITAL AND RESERVES
Called up share capital.....................................   23         201        200
Share premium account.......................................   33       2,469      2,465
Special reserve.............................................   33         397        397
Other reserves..............................................   33          50         50
Profit and loss account.....................................   33         710        935
                                                                       ------     ------
EQUITY SHAREHOLDERS' FUNDS..................................            3,827      4,047
                                                                       ======     ======

     The financial statements were approved by the board of directors on 27 February 2004 and signed on its behalf by

              Dennis Stevenson,                                Rona Fairhead,
                   Chairman                               Chief Financial Officer

33  NOTES TO THE COMPANY BALANCE SHEET

                                                               2003      2002
                                                              ------    ------
                                                              (ALL FIGURES IN
                                                                L MILLIONS)
TANGIBLE FIXED ASSETS (LEASEHOLD PROPERTY)
Cost........................................................      1         1
Depreciation................................................     (1)       (1)
                                                               ----      ----
NET BOOK VALUE..............................................     --        --
                                                               ====      ====

---------------

NOTE The company had no capital commitments for fixed assets at the end of 2003.

                                                              (ALL FIGURES IN
                                                                L MILLIONS)
INVESTMENT IN SUBSIDIARIES
AT 31 DECEMBER 2001.........................................       5,384
External acquisition........................................           2
Subscription for additional share capital in subsidiaries...       1,085
Disposal to subsidiary......................................         (16)
Provision for diminution in value...........................         (32)
Revaluations................................................          (1)
                                                                   -----
AT 31 DECEMBER 2002.........................................       6,422
External acquisition........................................          15
Disposal to subsidiary......................................         (22)
Provision for diminution in value...........................         (33)
Revaluations................................................         (39)
                                                                   -----
AT 31 DECEMBER 2003.........................................       6,343
                                                                   =====

---------------

NOTE Shares are stated at cost less provisions for diminution in value or directors' valuations.

     OWN SHARES HELD -- Amounts included within own shares held relate to Pearson plc ordinary shares held in respect of the Pearson plc Employee Share Ownership Trusts (see note 15).

                                                      SHARE                          PROFIT
                                                     PREMIUM   SPECIAL    OTHER     AND LOSS
                                                     ACCOUNT   RESERVE   RESERVES   ACCOUNT    TOTAL
                                                     -------   -------   --------   --------   -----
                                                               (ALL FIGURES IN L MILLIONS)
RESERVES
SUMMARY OF MOVEMENTS
AT 31 DECEMBER 2001................................   2,459      397        50       1,179     4,085
Exchange differences...............................      --       --        --         (46)      (46)
Premium on issue of equity shares..................       6       --        --          --         6
Loss for the financial year........................      --       --        --         (11)      (11)
Dividends on equity shares.........................      --       --        --        (187)     (187)
                                                      -----      ---        --       -----     -----
AT 31 DECEMBER 2002................................   2,465      397        50         935     3,847
Exchange differences...............................      --       --        --         (23)      (23)
Premium on issue of equity shares..................       4       --        --          --         4
Loss for the financial year........................      --       --        --         (10)      (10)
Dividends on equity shares.........................      --       --        --        (192)     (192)
                                                      -----      ---        --       -----     -----
AT 31 DECEMBER 2003................................   2,469      397        50         710     3,626
                                                      =====      ===        ==       =====     =====

---------------

NOTE The special reserve represents the cumulative effect of cancellation of the company's share premium account. As permitted by section 230(4) of the Companies Act 1985, only the Group's profit and loss account has been presented.

34. SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements.

     The following is a summary of the adjustments to consolidated profit for the financial year and consolidated shareholders' funds that would have been required in applying the significant differences between UK and US GAAP.

RECONCILIATION OF CONSOLIDATED PROFIT/(LOSS) FOR THE FINANCIAL YEAR

                                                                       YEAR ENDED DECEMBER 31
                                                                       ----------------------
                                                              NOTE     2003    2002     2001
                                                              -----    ----    ----    ------
                                                                        LM      LM       LM
PROFIT/(LOSS) FOR THE FINANCIAL YEAR UNDER UK GAAP..........             55    (111)     (423)
US GAAP adjustments:
  Goodwill amortization and impairment......................     (i)    257     285        (7)
  Intangible amortization...................................     (i)   (104)   (120)     (168)
  Discontinued operations...................................    (ii)     (3)      2    (1,010)
  Disposal adjustments......................................   (iii)     (8)     (2)       (3)
  Pensions and other post-retirement benefits...............    (iv)     (3)      7        14
  Deferred taxation.........................................     (v)    (27)      1         2
  Leases....................................................    (vi)     (2)      3        --
  Options...................................................   (vii)    (30)    (46)      (33)
  Derivatives...............................................  (viii)     35     187       (64)
  Capitalized costs.........................................    (ix)     --       1         1
  Restructuring costs.......................................     (x)     --      --        (3)
  Acquisition adjustments...................................    (xi)     --      (2)       13
  Partnerships and associates...............................   (xii)      5      42        16
  Fixed asset investments...................................   (xiv)     --      --         6
  Interest in shares of Pearson plc.........................    (xv)     --      --        37
  Minority interests........................................   (xvi)     (4)     (7)        4
  Taxation effect of US GAAP adjustments....................     (v)     12     (21)      118
                                                                       ----    ----    ------
Total US GAAP adjustments...................................            128     330    (1,077)
                                                                       ----    ----    ------
PROFIT/(LOSS) FOR THE FINANCIAL YEAR UNDER US GAAP..........            183     219    (1,500)
                                                                       ====    ====    ======
  Cumulative effect of change in accounting principle (less
     (benefit from) applicable taxes L(9)m).................    (iv)     --     (21)       --
                                                                       ----    ----    ------
PROFIT FOR THE FINANCIAL YEAR UNDER US GAAP AFTER CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE..................            183     198    (1,500)
                                                                       ====    ====    ======
Profit/(loss) from continuing operations (less charge
  for/(benefit from) applicable taxes 2003: L89m, 2002:
  L78m, 2001: L(124)m)......................................            186     257      (475)
(Loss)/profit from discontinued operations prior to the
  measurement date (less charge for/(benefit from)
  applicable taxes 2003: Lnil, 2002: L(2)m, 2001: L(21)m)...             --     (37)      (40)
Loss on disposal of discontinued operations (less charge
  for/(benefit from) applicable taxes 2003: L2m, 2002:
  L(4)m, 2001 L60m).........................................             (3)     (1)     (985)
                                                                       ----    ----    ------
PROFIT/(LOSS) FOR THE FINANCIAL YEAR UNDER US GAAP..........            183     219    (1,500)
                                                                       ====    ====    ======
  Cumulative effect of change in accounting principle (less
     (benefit from) applicable taxes L(9)m).................    (iv)     --     (21)       --
                                                                       ----    ----    ------
PROFIT FOR THE FINANCIAL YEAR UNDER US GAAP AFTER CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE..................            183     198    (1,500)
                                                                       ====    ====    ======

                                                                        YEAR ENDED DECEMBER 31
                                                                       ------------------------
                                                              NOTE     2003     2002      2001
                                                              -----    -----    -----    ------
PRESENTATION OF EARNINGS PER EQUITY SHARE UNDER US GAAP.....  (xvii)
Earnings per equity share...................................              (P)      (p)       (p)
Basic:
Continuing operations.......................................            23.4     32.3     (59.7)
Discontinued operations.....................................            (0.4)    (4.8)   (128.9)
Cumulative effect of change in accounting principle.........              --     (2.6)       --
                                                                       -----    -----    ------
Total.......................................................            23.0     24.9    (188.6)
                                                                       =====    =====    ======
Diluted:
Continuing operations.......................................            23.4     32.3     (59.7)
Discontinued operations.....................................            (0.4)    (4.8)   (128.9)
Cumulative effect of change in accounting principle.........              --     (2.6)       --
                                                                       -----    -----    ------
Total.......................................................            23.0     24.9    (188.6)
                                                                       =====    =====    ======
Average shares outstanding (millions).......................           794.4    796.3     795.4
Dilutive effect of stock options (millions).................             0.9      0.4        --
                                                                       -----    -----    ------
Average number of shares outstanding assuming dilution
  (millions)................................................           795.3    796.7     795.4
                                                                       =====    =====    ======

     In 2001 the Group recorded a loss for the financial year. Consequently the effect of share options is anti-dilutive and has been excluded from the calculation of diluted loss per share. Anti-dilutive options in 2001 were 7.8 million.

RECONCILIATION OF CONSOLIDATED SHAREHOLDERS' FUNDS

                                                                         YEAR ENDED
                                                                        DECEMBER 31
                                                                       --------------
                                                              NOTE     2003     2002
                                                              -----    -----    -----
                                                                        LM       LM
SHAREHOLDERS' FUNDS UNDER UK GAAP...........................           2,952    3,338
US GAAP adjustments:
  Goodwill..................................................     (i)     354      222
  Intangibles...............................................     (i)     410      508
  Discontinued operations...................................    (ii)      --        3
  Disposal adjustments......................................   (iii)      (4)       2
  Pensions and other post-retirement benefits...............    (iv)    (304)    (295)
  Deferred taxation.........................................     (v)      29       58
  Leases....................................................    (vi)      (5)      (3)
  Options...................................................   (vii)      32       30
  Derivatives...............................................  (viii)      21       57
  Capitalized costs.........................................    (ix)      --       --
  Restructuring costs.......................................     (x)      --       --
  Acquisition adjustments...................................    (xi)      25        1
  Partnerships and associates...............................   (xii)      (5)      (8)
  Ordinary dividends........................................  (xiii)     119      115
  Fixed asset investments...................................   (xiv)     (18)     (19)
  Interest in shares of Pearson plc.........................    (xv)     (69)     (71)
  Minority interests........................................   (xvi)     (22)     (20)
  Taxation effect of US GAAP adjustments....................     (v)    (163)    (210)
                                                                       -----    -----
Total US GAAP adjustments...................................             400      370
                                                                       -----    -----
SHAREHOLDERS' FUNDS UNDER US GAAP...........................           3,352    3,708
                                                                       =====    =====

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

     For the purposes of US GAAP, all goodwill written off against reserves under UK GAAP has been reinstated as an asset on the balance sheet. Prior to July 1, 2001, goodwill was amortized over its estimated useful life. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard ("SFAS") 142, "Goodwill and Other Intangible Assets" which required that goodwill no longer be amortized. Additionally, under US GAAP, all goodwill arising on acquisitions prior to June 30, 2001 was capitalized and amortized over a period not to exceed 20 years. The group also adopted the provisions of SFAS 142, "Goodwill and Other Intangible Assets", on January 1, 2002. As a result, all goodwill is no longer subject to amortization subsequent to the date of adoption, but is subject to the impairment testing provisions of SFAS 142. The 2003 and 2002 US GAAP adjustments reverse the amortization expense recorded under UK GAAP.

     Under UK GAAP, the Group periodically reviews the recoverability of goodwill, not identified with impaired long-lived assets, based on estimated discounted future cash flows from operating activities compared with the carrying value of goodwill and recognizes any impairment on the basis of such comparison. Under US GAAP, the Group performed the transitional impairment test under SFAS 142 as of January 1, 2002 by comparing the carrying value of each reporting unit to its fair value as determined by discounted future cash flows. The Group has also completed the subsequent annual impairment tests required by SFAS 142.

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

     In connection with the decision to dispose of Forum in 2002, a loss on disposal was booked under US GAAP reflecting the excess of the carrying value of the investment over the disposal proceeds. The goodwill associated with the Forum business was deemed to be impaired under US GAAP prior to the sale of the business. The GAAP difference on the loss on sale reflects the difference in the carrying value of goodwill at the disposal date and provisions for future operating losses being removed from the disposal calculation under US GAAP.

     In early December 2001, the Board of Directors approved a plan to dispose of the Group's investment in RTL. On December 24, 2001, the Group announced the agreed sale of its 22% interest in RTL to Bertlesmann AG for cash consideration of E1.5 billion. In accordance with the provisions of Accounting Principles Board ("APB") 30, "Reporting the Results of Operations, Reporting the effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", the results of operations of RTL have been reclassified as a discontinued operation.

     In 2001, in connection with the disposal of the RTL investment, L985m was accrued as a loss on disposal reflecting the excess of the carrying value of the investment of L1,967m over the E1.5 billion proceeds to be received. Also included in the loss on disposal is the Group's share of the results of RTL (including goodwill amortization) from the measurement date to the actual disposal date of January 30, 2002 of approximately L30m.

     Summary financial information for RTL, for the year ended December 31, 2001 is presented in the table below:

                                                                 2001
                                                                ------
                                                                  LM
Net revenues................................................     2,093
Loss from operations........................................    (4,528)
Net loss....................................................    (4,625)

(III)  DISPOSAL ADJUSTMENTS

     In 2003, 2002 and 2001 gains and losses were recognized under UK GAAP on the disposal of a number of the Group's businesses and assets. Adjustments made to reconcile US GAAP and UK GAAP have an effect on the net assets of these businesses and, accordingly, a corresponding impact on the gain or loss on disposal.

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

     Differences can arise on the treatment of property disposals and sale and leaseback transactions. The timing of recognition of profits or losses on these transactions can differ between UK GAAP and US GAAP, as prescribed by SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

(IV)  PENSIONS AND OTHER POST-RETIREMENT BENEFITS

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

     Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87 "Employers Accounting for Pensions", which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Therefore, different assumptions are used in the SFAS 87 calculation of pensions. Under SFAS 87, part of the surplus (the excess of plan assets over plan liabilities), the majority of which for the Group is attributable to prior acquisitions, has been recognized in the balance sheet. The remainder of the unrecognized surplus is spread over the employees' remaining service lifetimes. Additionally, under US GAAP, where an accumulated benefit obligation exists in excess of plan assets and a prepaid pension asset has been recognized, an additional minimum pension liability has been booked as a reduction to equity. Under UK GAAP, there is no requirement to recognize a minimum pension liability in respect of the unfunded accumulated benefit obligation.

     In 2002, the Group elected to change the measurement date of its defined benefit plans under US GAAP from 30 September to 31 December. As a result the 2002 profit and loss charge under US GAAP for pension plans includes a pre-tax charge of L30 million reflecting the cumulative effect of this change in accounting principle.

     Additionally, the Pearson Inc. Pension Equity Plan (one of the US defined benefit plans) was suspended as at December 31, 2001 and employees no longer earn additional defined benefits for future services. In accordance with SFAS 88, "Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", the Group recognized a curtailment gain in 2001 reflecting the reduction in the projected benefit obligation as credits, and final average compensation under the pension formula were frozen as of December 31, 2001. Under UK GAAP this gain is being spread over the expected remaining service lives of the employees in the scheme as of January 1, 2002.

(V)  DEFERRED TAXATION

     Financial Reporting Standard ("FRS") 19, the UK standard on deferred tax, was adopted for the first time in 2002. The Group previously provided deferred tax using the liability method under SSAP ("Statement of Standard Accounting Practice") 15 and only recognized deferred tax liabilities to the extent that it was probable that the liabilities would crystallize. Deferred tax assets were only recognized to the extent that their recoverability was assured beyond reasonable doubt. Under FRS 19 the recognition criteria for deferred tax assets changed resulting in the recognition of a deferred tax asset under UK GAAP in respect of US tax losses and other timing differences that are regarded as recoverable against future profits. The adoption of FRS 19 also had an impact on capitalized goodwill since the restatement of deferred tax balances acquired had a corresponding effect upon the goodwill recognized on those acquisitions. A prior year adjustment was made in the 2002 financial statements to reflect the adoption of FRS 19 and comparative figures were restated.

     Under UK GAAP, a provision is recorded for deferred taxation under the liability method, at the expected applicable rates, to the extent that such taxation is expected to crystallize within the foreseeable future. This means that the full potential liability is not necessarily provided. Additionally, deferred tax assets are recognized only when they are expected to be recoverable within the foreseeable future.

     Under US GAAP, deferred taxation is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and taxation basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred taxation assets will not be realized. The reconciling items in 2003, 2002 and 2001 reflect the impact of recording the full provision and deferred tax assets, net of valuation allowance. The reconciling item in 2003 also incorporates the effect of a change in estimate in respect of deferred tax assets relating to a purchase business combination in prior years, which was recorded through the profit and loss account under UK GAAP, but which was required to be adjusted against goodwill under US GAAP.

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

(VI)  LEASES

     UK GAAP defines a finance (capital) lease as one that transfers substantially all risks and rewards of ownership of an asset to the lessee. US GAAP sets out certain defined criteria, and if any one of the criteria are met, the lease must be treated as a capital lease. Accordingly, the Group has certain leases for which the classification is operating under UK GAAP and finance (capital) under US GAAP. Adjustments also arise due to the timing of recognition of lease related costs being different under UK and US GAAP.

(VII)  OPTIONS

     Under UK GAAP, the Group does not recognize compensation costs under share option schemes that have not been approved by the Inland Revenue unless the exercise price is at a discount to the open market value at date of grant.

     Under US GAAP, the compensation expense associated with all stock-based awards is recognized in accordance with SFAS 123, "Accounting For Stock-Based Compensation". Under SFAS 123, compensation expense is determined based upon the fair value at the grant date for awards, and has been estimated using the Black Scholes model. Such compensation cost is recognized over the service life of the awards. Under US

GAAP, the total compensation charge for stock-based compensation schemes was L33m in 2003, L53m in 2002 and L42m in 2001.

     Under UK GAAP, UITF 25, "National Insurance Contributions on share option gains", requires that a provision be made for the employer's share of the National Insurance Contributions ("NIC") on outstanding share options that are expected to be exercised. Under US GAAP, EITF 00-16, "Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation", requires that the NIC liability on employee stock compensation be recognized on the date of the event triggering the measurement and payment of tax, which is deemed to be the exercise date.

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

(VIII)  DERIVATIVES

     Under UK GAAP, the Group's derivatives are recorded as hedging instruments. Amounts payable or receivable in respect of interest rate swaps are accrued with net interest payable over the period of the contract. Unrealized gains and losses on currency swaps and forward currency contracts are deferred and recognized when paid.

     Under US GAAP, the Group is required to record all derivative instruments on the balance sheet at fair value. Derivatives not classified as hedges are adjusted to fair value through earnings. Changes in fair value of the derivatives that the Group has designated and that qualify as effective hedges are recorded in either other comprehensive income or earnings. Any ineffective portion of derivatives that are classified as hedges is immediately recognized in earnings.

     In 2003, as in 2002 and 2001, the Group did not meet the prescribed designation requirements and hedge effectiveness tests under US GAAP for its derivative contracts, which are not a requirement to obtain hedge accounting under UK GAAP. Consequently the Group has recorded the changes in the fair values of these derivative contracts through earnings under US GAAP. In line with the Group's treasury policy, these are not trading instruments and are transacted solely to match underlying financial exposures.

     The principal method the Group uses to manage its interest rate risk is to enter into swaps to pay a fixed rate and receive a floating rate. The majority of these contracts are US dollar denominated, and some of them have a deferred start date, in order to maintain the desired risk profile as other contracts mature. The variable rates received are normally based on 3 month and 6 month LIBOR, and the dates on which these rates are set do not necessarily exactly match those of the borrowings that are being hedged. The Group believes that its portfolio of such swaps is an efficient economic hedge of its portfolio of variable rate borrowings.

(IX)  CAPITALIZED COSTS

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

     The total restructuring charge in 2003 was L14m (L36m in 2002 and L101m in 2001), with L28m remaining as a short term liability as at December 31, 2003, and relates primarily to staff severance and lease exit costs. For 2003, these costs have been accounted for in accordance with SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities". In 2002 and 2001, these costs were accounted for in accordance with Emerging Issues Task Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" and Staff Accounting Bulletin ("SAB") 100, "Restructuring and Impairment Charges". Compulsory severance costs are accrued after a plan has been approved and the required communications have been made. All other costs are incremental and relate to existing contractual obligations that do not have any future economic benefit (e.g. vacant lease provisions).

(XI)  ACQUISITION ADJUSTMENTS

     Acquisition adjustments principally relate to restructuring provisions recognized under US GAAP in purchase accounting as an increase in goodwill under EITF 95-3 "Recognition of Liabilities in Purchase Accounting". Under UK GAAP, these costs were treated as period costs and were recorded as exceptional items in the profit and loss account.

     Under US GAAP, consideration related to the acquisition of businesses contingent on achieving specific earnings levels in future periods is recorded only when the specified conditions are met and the consideration distributable, in accordance with SFAS 141 "Business Combinations." Under UK GAAP, contingent consideration is treated as part of the purchase price on the date of acquisition.

     Under US GAAP, the Group cannot hedge the foreign-currency risk related to a purchase business combination because only direct costs of an acquisition are allowed to be included in the purchase price. Derivative gains and losses do not qualify as direct costs. As a result, gains relating to foreign-currency forward contracts are recorded in earnings under US GAAP. These are reflected as adjustments to the purchase price under UK GAAP.

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

     As of December 31, 2003, the Group held a 32% interest in MarketWatch.com, Inc. ("MW.com"), a publicly traded financial media company. The Group's interest has subsequently been reduced to 23% following their issuance of shares to acquire Pinnacor. This investment is accounted for under the equity method of accounting. Under US GAAP, in accordance with Accounting Principles Board Opinion ("APB") No. 18, "The Equity Method of Accounting for Investments in Common Stock", the Group periodically reviews its equity method investments for impairment. These reviews are performed to determine whether declines in market values of investments below their carrying values are deemed to be other than temporary. During 2001, the Group recorded a pre-tax write-down of MW.com related to the market value declines of that company's stock as this decline was deemed to be "other than temporary" as defined in SFAS 121 "Accounting for the Impairment of Long-lived Assets". No write-down was recorded under UK GAAP, as the Group did not deem the decline in value to be permanent. The investment is now fully amortized under UK GAAP.

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

(XIV)  FIXED ASSET INVESTMENTS

     Under UK GAAP, fixed asset investments are stated at cost less provisions for diminution in value, or as revalued by the directors. Under US GAAP, SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires debt and equity securities with readily ascertainable market values be adjusted to market value at the end of each period. Unrealized market value gains and losses are charged to earnings if the securities are traded for short-term profit. Otherwise securities are classified as "available for sale" and unrealized gains and losses are reported as a separate component of other comprehensive income until realized. At December 31, 2003 and 2002 all securities covered by SFAS 115 were designated by management as available for sale.

(XV)  INTEREST IN SHARES OF PEARSON PLC

     Under UK GAAP, shares in Pearson plc held by the employee share ownership trusts are recorded in the balance sheet within fixed asset investments. These shares are recorded at cost including expenses. Under US GAAP, shares in Pearson plc held by the employee share ownership trusts are recorded at cost as a direct reduction to shareholders funds.

     Under UK GAAP, the carrying value of shares in Pearson plc was written down by L37m in 2001 to reflect the market value of the shares on December 31, 2001 due to the decline in the market value of these shares since the date of purchase. Under US GAAP, this impairment charge was reversed.

(XVI)  MINORITY INTERESTS

     Minority interests represent the minority share of US GAAP adjustments.

(XVII)  PRESENTATION OF EARNINGS PER EQUITY SHARE

     Under US GAAP an entity that reports a discontinued operation or cumulative effect of an accounting change must present basic and diluted EPS for those line items. Accordingly, the Group has presented EPS for income from continuing operations, discontinued operations, cumulative effect of an accounting change and net income.

     In 2001 the Group recorded a loss for the financial year under US GAAP. Consequently the effect of share options is anti-dilutive and has been excluded from the calculation of diluted loss per share.

(XVIII)  OTHER DISCLOSURES REQUIRED BY US GAAP

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

     A summary of the Group's operating, investing and financing activities, classified in accordance with US GAAP, are as follows:

                                                              2003    2002    2001
                                                              ----    ----    ----
                                                               LM      LM      LM
Net cash provided by operating activities...................   239     334     263
Net cash (used in)/provided by investing activities.........  (102)    689    (145)
Net cash used in financing activities.......................  (164)   (819)   (182)
Foreign exchange differences................................    14     (14)    (10)
                                                              ----    ----    ----
Net (decrease)/increase in cash and cash equivalents........   (13)    190     (74)
Cash and cash equivalents under US GAAP at the beginning of
  the year..................................................   571     381     455
                                                              ----    ----    ----
Cash and cash equivalents under US GAAP at the end of the
  year......................................................   558     571     381
                                                              ====    ====    ====

DISCONTINUED OPERATIONS

     The Group analyses turnover and operating profit between continuing and discontinued operations. Under US GAAP, for transactions occurring in 2003 and 2002, the operating results from discontinued operations have been accounted for under SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and are shown on a separate line in the profit and loss statement below income from continuing operations, net of the related tax impact. Prior to 2002, these transactions have been accounted for in accordance with APB 30 "Reporting the Results of Operations, Reporting the effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions."

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

     Revenue from long term contracts, such as contracts to process qualifying tests for individual professions and government departments, is recognized as services are delivered. Losses on long-term services contracts are recognized in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

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

     On certain contracts, where the Group acts as agent, only commissions and fees receivable for services rendered are recognized as revenue. Any third party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

LEASE COMMITMENTS

     The following is a summary of future minimum rental payments for all leases with terms greater than one year remaining as at December 31, 2003. All leases have been classified as capital or operating in accordance with UK GAAP:

                                          CAPITAL             CAPITAL           OPERATING           OPERATING
                                      LEASES -- LAND &   LEASES -- PLANT &   LEASES -- LAND &   LEASES -- PLANT &
                                         BUILDINGS        MACHINERY/OTHER       BUILDINGS        MACHINERY/OTHER
                                      ----------------   -----------------   ----------------   -----------------
                                             LM                 LM                  LM                 LM
Fiscal year ending December 31,
2004................................        --                   3                   99                17
2005................................        --                   2                   94                13
2006................................        --                  --                   85                 8
2007................................        --                  --                   79                 4
2008................................        --                  --                   74                 1
Thereafter..........................        --                  --                  594                --
                                             --                  --               -----                --
TOTAL MINIMUM LEASE PAYMENTS........        --                   5                1,025                43
                                             ==                  ==               =====                ==

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

COMPANIES ACT 1985

     The consolidated financial statements do not constitute "statutory accounts" within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the years ended December 31, 2003, 2002 and 2001 have been filed with the United Kingdom's Registrar of Companies. The auditors have reported on these accounts. Their reports were unqualified and did not contain statements under Section 237 (2) or (3) of that Act.

     These consolidated financial statements include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the profit and loss account and balance sheet items.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, companies could only account for as equity and requires that these instruments be classified as liabilities in statements of financial position. The statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for pre-existing instruments as of January 1, 2004. These requirements currently have no material effect on the financial position and results of the Group under US GAAP.

     In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities -- an interpretation of ARB No. 51", which clarifies the application of the consolidation rules to certain variable interest entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. A revision (FIN 46R) was issued in December 2003 which deferred the effective date for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must, at a minimum, apply the provisions to entities that were previously considered "special-purpose entities' by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R did not have any impact on the financial position, cash flows or results of the Group under US GAAP as at December 31, 2003 under the transitional arrangements. Currently the Group is evaluating FIN 46R for transactions entered into prior to February 1, 2003 and does not believe there will be any material impact upon full adoption in 2004.

     In November 2003, the EITF reached a final consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." This EITF provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003 and will apply to the Group for any arrangements entered into after January 1, 2004. Currently, this is not expected to have a material effect on the financial position and results of the Group under US GAAP.

                                   SIGNATURES

     The registrant hereby certifies that it meets all the of the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this annual report on its behalf.

                                          PEARSON PLC

                                          /s/ RONA FAIRHEAD
                                          Rona Fairhead
                                          Chief Financial Officer
Date: May 7, 2004