Form 20-F
period 2004-12-31
PEARSON PLC
filed 2005-06-27
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2004
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
None

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report:

Ordinary Shares, 25p par value	803,250,000
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐
      Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☑                     Item 18 ☐

		Page

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	70
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	70
Item 15.	Controls and Procedures	70
Item 16A.	Audit Committee Financial Expert	70
Item 16B.	Code of Ethics	70
Item 16C.	Principal Accountant Fees and Services	71
Item 16D.	Exemptions from the Listing Standards for Audit Committees	71
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	71

PART III
Item 17.	Financial Statements	71
Item 18.	Financial Statements	72
Item 19.	Exhibits	72
EX-2.2
EX-4.1
Ex-4.2
EX-8.1
EX-10
EX-12.1
EX-12.2
EX-13.1
EX-13.2

INTRODUCTION
      In this Annual Report on Form 20-F (the “Annual Report”) references to “Pearson” or the “Group” are references to Pearson plc, its predecessors and its consolidated subsidiaries, except as the context otherwise requires. “Ordinary Shares” refer to the ordinary share capital of Pearson of par value 25p each. “ADSs” refer to American Depositary Shares which are Ordinary Shares deposited pursuant to the Deposit Agreement dated March 21, 1995, amended and restated as of August 8, 2000 among Pearson, The Bank of New York as depositary (the “Depositary”) and owners and holders of ADSs (the “Deposit Agreement”). ADSs are represented by American Depositary Receipts (“ADRs”) delivered by the Depositary under the terms of the Deposit Agreement.
      We have prepared the financial information contained in this Annual Report in accordance with generally accepted accounting principles in the United Kingdom, or UK GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or US GAAP. We describe these differences in “Item 5. Operating and Financial Review and Prospects — Accounting Principles”, and in note 34 to our consolidated financial statements included in “Item 17. Financial Statements” of this Annual Report. Unless we indicate otherwise, any reference in this Annual Report to our consolidated financial statements is to the consolidated financial statements and the related notes, included elsewhere in this Annual Report.
      In common with other listed companies governed by the law of an EU member state, for financial years beginning on or after January 1, 2005 the Group will be required to prepare its financial statements in accordance with international accounting standards adopted at the European level (endorsed IAS’s or IFRS’s). This requirement will therefore first be applicable to the Group’s financial statements for the year ended December 31, 2005. Details of the impact of IFRS on the Group’s 2004 financial statements are available on our website, www.pearson.com/ifrs. The information on this website is not incorporated by reference into this Annual Report.
      We publish our consolidated financial statements in sterling. We have included, however, references to other currencies. In this Annual Report:

•	references to “sterling”, “pounds”, “pence” or “£” are to the lawful currency of the United Kingdom,

•	references to “euro” or “€” are to the euro, the lawful currency of the participating Member States in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Commission, and

•	references to “US dollars”, “dollars”, “cents” or “$” are to the lawful currency of the United States.
      For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of £1.00 = $1.92, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2004. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated.
FORWARD-LOOKING STATEMENTS
      You should not rely unduly on forward-looking statements in this Annual Report. This Annual Report, including the sections entitled “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology. Examples of these forward-looking statements include, but are not limited to, statements regarding the following:

•	operations and prospects,

•	growth strategy,

•	funding needs and financing resources,

•	expected financial position,

•	market risk,

•	currency risk,

•	US federal and state spending patterns,

•	debt levels, and

•	general market and economic conditions.
      These forward-looking statements are only predictions. They involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating them, you should consider various factors, including the risks outlined under “Item 3. Key Information — Risk Factors”, which may cause actual events or our industry’s results to differ materially from those expressed or implied by any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

ITEM 3.	KEY INFORMATION
Selected Consolidated Financial Data
      The table below shows selected consolidated financial data for each of the years in the five-year period ended December 31, 2004. The selected consolidated profit and loss account data for the years ended December 31, 2004, 2003 and 2002 and the selected consolidated balance sheet data as at December 31, 2004 and 2003 have been derived from our consolidated financial statements included in “Item 17. Financial Statements” in this Annual Report, which have been audited by PricewaterhouseCoopers LLP, independent auditors. The selected consolidated profit and loss account data for the years ended December 31, 2001 and 2000, and the selected consolidated balance sheet data as at December 31, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements for those periods and as of those dates, which are not included in this Annual Report.
      Our consolidated financial statements have been prepared in accordance with UK GAAP, which differs from US GAAP in certain significant respects. See “Item 5. Operating and Financial Review and Prospects — Accounting Principles” and note 34 to our consolidated financial statements. The consolidated financial statements contain a reconciliation to US GAAP of profit/loss for the financial year, shareholders’ funds and certain other financial data.
      The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.
      For convenience, we have translated the 2004 amounts into US dollars at the rate of £1.00 = $1.92, the noon buying rate in The City of New York on December 31, 2004.

Restatement
      The Company has restated its UK GAAP shareholders’ funds for the financial years ended December 31, 2003 and 2002 for adoption of UITF Abstract 38 “Accounting for ESOP trusts’. This has reduced shareholders’ funds as at December 31, 2003 and 2002 by £59 million and £62 million respectively (see note 24 in “Item 17. Financial Statements”).
      The Company has restated its US GAAP profit and loss account and shareholders’ funds for the financial years ended December 31, 2003 and 2002 to reflect the correct accounting treatment in respect of incentives and fixed rental escalations under one of its leases. Previously the incentives were recognized in the profit and loss account over the period during which the lease incentives were applicable until the lease returned to a market level. Additionally, fixed future market-based rent increases were charged to the profit and loss account as they became applicable under the terms of the lease. As required by US GAAP, both the lease incentives and fixed market-based rent increases are now being charged to the profit and loss account over the entire term of the lease. Consequently, the profit reported under US GAAP for the 2003 and 2002 financial years has been reduced by £14 million and £12 million, respectively, on a pre-tax basis and £10 million and £9 million, respectively, on a post-tax basis and the shareholders’ funds reported as at December 31, 2003 and 2002 has been reduced by £19 million and £9 million, respectively, from amounts previously reported.

	Year Ended December 31

	2004	2004		2003		2002		2001		2000

				Restated		Restated		Restated		Restated
	$	£		£		£		£		£
	(In millions, except for per share amounts)
UK GAAP Information:
Consolidated Profit and Loss Account Data
Statutory Measures
Total sales	7,524	3,919		4,048		4,320		4,225		3,874
Total operating profit/(loss)	444	231		226		143		(47)		209
Profit/(loss) after taxation	209	109		77		(89)		(403)		173
Profit/(loss) for the financial year	169	88		55		(111)		(423)		174
Basic earnings/(loss) per equity share(4)	$0.21	11.1	p	6.9	p	(13.9	)p	(53.2	)p	23.9	p
Diluted earnings/(loss) per equity share(5)	$0.21	11.0	p	6.9	p	(13.9	)p	(53.2	)p	23.4	p
Dividends per ordinary share	$0.49	25.4	p	24.2	p	23.4	p	22.3	p	21.4	p
Consolidated Balance Sheet Data
Total assets (Fixed assets plus Current assets)	11,493	5,986		6,336		6,790		8,209		8,924
Shareholders funds	4,998	2,603		2,893		3,276		3,712		4,100
Long-term obligations(6)	(3,291)	(1,714)		(1,349)		(1,737)		(2,616)		(2,715)
Capital stock(1)	386	201		201		200		200		199
Number of equity shares outstanding (millions of ordinary shares)	803	803		802		802		801		798

	Year Ended December 31

	2004	2004		2003		2002		2001		2000

				Restated		Restated
	$	£		£		£		£		£
	(In millions, except for per share amounts)
US GAAP Information(7):
Consolidated Profit and Loss Account Data
Statutory Measures
Total sales	7,465	3,888		4,048		4,320		4,225		3,874
Total operating profit/(loss)(2)	564	294		397		453		(389)		25
Profit/(loss) after taxation	390	203		198		219		(1,483)		1,370
Profit/(loss) for the financial year(8)	349	182		173		189		(1,500)		1,362
Profit/(loss) from continuing operations for the financial year(3)	319	166		160		216		(476)		(61)
(Loss)/profit from discontinued operations(3)	31	16		16		(5)		(39)		1,434
Loss on disposal of discontinued operations(3)	—	—		(3)		(1)		(985)		—
Basic earnings/(loss) per equity share(4)	$0.44	22.9	p	21.8	p	23.7	p	(188.6	)p	187.2	p
Diluted earnings/(loss) per equity share(5)	$0.44	22.8	p	21.8	p	23.7	p	(188.6	)p	185.0	p
Basic earnings/(loss) from continuing operations per equity share(1)(4)	$0.40	20.9	p	20.1	p	27.1	p	(59.8	)p	(8.4	)p
Diluted earnings/(loss) from continuing operations per equity shares(3)(5)	$0.40	20.8	p	20.1	p	27.1	p	(59.8	)p	(8.4	)p
Basic (loss)/earnings per share from discontinued operations(3)(4)	$0.04	2.0	p	1.7	p	(3.4	)p	(128.7	)p	195.6	p

	Year Ended December 31

	2004	2004		2003		2002		2001		2000

				Restated		Restated
	$	£		£		£		£		£
	(In millions, except for per share amounts)
Diluted (loss)/earnings per share from discontinued operations(3)(5)	$0.04	2.0	p	1.7	p	(3.4	)p	(128.7	)p	193.4	p
Dividends per ordinary share	$0.47	24.5	p	23.7	p	22.7	p	21.9	p	20.6	p
Consolidated Balance Sheet Data
Total assets	12,048	6,275		6,381		6,767		8,280		10,066
Shareholders’ funds	6,179	3,218		3,333		3,699		4,155		6,018
Long-term obligations(6)	(3,807)	(1,983)		(1,647)		(2,026)		(2,829)		(2,715)

(1)	Capital stock and the number of equity shares outstanding are the same under both UK and US GAAP.

(2)	Total operating profit under US GAAP includes a profit of £14 million in 2004 (a loss of £7 million in 2003 and a loss of £15 million in 2002) on the sale of fixed assets and investments. Additionally, the US GAAP operating profit includes the operating profit impact of the GAAP adjustments discussed in note 34 in “Item 17. Financial Statements”.

(3)	Discontinued operations under both UK GAAP and US GAAP comprise the results of Recoletos for all years presented and the results of RTL Group for 2002, 2001 and 2000. Before the formation in July 2000 of the RTL Group, in which Pearson had an equity interest, Pearson’s television operations were wholly owned subsidiaries. Discontinued operations under US GAAP also include the results of the Forum Corporation for 2003, 2002, 2001 and 2000.

(4)	Basic earnings/loss per equity share is based on profit/loss for the financial period and the weighted average number of ordinary shares in issue during the period.

(5)	Diluted earnings/loss per equity share is based on diluted earnings/loss for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings/loss comprise earnings/loss adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options. Under UK GAAP, in both 2002 and 2001, the Group made a retained loss for the financial year. Consequently the effect of share options is anti-dilutive for those years and there is no difference between the basic loss per share and the diluted loss per share.

(6)	Long-term obligations are comprised of medium and long-term borrowings, amounts falling due after more than one year related to obligations under finance leases and amounts falling due after more than one year in respect of pension obligations.

(7)	See note 34 to the consolidated financial statements included in this Annual Report entitled “Summary of principal differences between United Kingdom and United States of America generally accepted accounting principles”.

(8)	The loss of £1,500 million in 2001 and profit of £1,362 million in 2000 are after charging goodwill amortization of £527 million and £288 million respectively. Since 2002, goodwill has no longer been subject to amortization under US GAAP. See note 34 in “Item 17. Financial Statements”. The 2002 profit also incorporates a post- tax charge of £21 million in respect of the cumulative effect of a change in accounting principle. See note 34 in “Item 17. Financial Statements”.
Dividend Information
      We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at our annual general meeting. At our annual general meeting on April 29,

2005 our shareholders approved a final dividend of 15.7p per ordinary share for the year ended December 31, 2004.
      The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in the city of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2004 fiscal year was paid in May 2005.

Fiscal Year	Interim	Final	Total	Interim	Final	Total

	(Pence per ordinary share)			(Cents per ordinary share)
2004	9.7	15.7	25.4	18.6	30.2	48.8
2003	9.4	14.8	24.2	16.7	26.4	43.1
2002	9.1	14.3	23.4	14.7	23.0	37.7
2001	8.7	13.6	22.3	12.6	19.7	32.3
2000	8.2	13.2	21.4	13.3	18.7	32.0
      Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting the Group.
Exchange Rate Information
      The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per pound sterling. The average rate is calculated by using the average of the noon buying rates in the city of New York on each day during a monthly period and on the last day of each month during an annual period. On December 31, 2004, the noon buying rate for sterling was £1.00 = $1.92.

Month	High	Low

May 2005	$1.90	$1.82
April 2005	$1.92	$1.87
March 2005	$1.93	$1.87
February 2005	$1.92	$1.87
January 2005	$1.91	$1.86
December 2004	$1.95	$1.91

Year Ended December 31	Average Rate

2004	$1.84
2003	$1.63
2002	$1.51
2001	$1.45
2000	$1.52
Risk Factors
      You should carefully consider the risk factors described below, as well as the other information included in this Annual Report. Our business, financial condition or results from operations could be materially adversely affected by any or all of these risks, or by other risks that we presently cannot identify.

Our US educational textbook and testing businesses may be adversely affected by changes in state educational funding that result from the condition of the local state or US economy, changes in legislation, both at the federal and state level, and/or changes in the state procurement process.
      The results of our US educational textbook and testing business, Pearson Education, which accounted for 60% of our total 2004 revenue, depend on the level of US and state educational funding. The economic slowdown in 2002 and 2003, coupled with declining tax revenues, resulted in some US states deferring purchases as they sought to reduce budget deficits. State budgets have begun to recover but there is no guarantee that states will fund new programs, or that we will win this business.
      Legislative changes can also affect the funding available for educational expenditure. These might include changes in the procurement process for textbooks, learning material and student tests, particularly in the adoptions market and thus our ability to grow. For example, changes in curricula, delays in the timing of the adoptions and changes in the student testing process can all affect these programs and therefore the size of our market in any given year.

Our newspaper business may be adversely affected by a weak global advertising environment and other economic and market factors.
      Our newspaper business results have been adversely affected by the reduction in advertising, particularly financial advertising, since 2001. Also some of our newspapers’ circulation is declining or static due to general economic conditions and changes in consumer purchasing habits, as readers look to alternative sources and/or providers of information such as the internet.

Our intellectual property and proprietary rights may not be adequately protected under current laws in some jurisdictions and that may adversely affect our results and our ability to grow.
      Our products are largely comprised of intellectual property delivered through a variety of media, including newspapers, books and the internet. We rely on trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in these products. However, we cannot be sure that our proprietary rights will not be challenged, invalidated or circumvented. Our intellectual property rights in countries such as the United States and the United Kingdom, which are the jurisdictions with the largest proportions of our operations, are well established. However, we also conduct business in other countries where the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect our future growth. Moreover, despite trademark and copyright protection, third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorization. These unauthorized activities may be more easily facilitated by the internet. The lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for us in protecting our proprietary rights relating to our online business processes and other digital technology rights. The loss or diminution in value of these proprietary rights or our intellectual property could have a material adverse effect on our business and financial performance.

The contracting risks associated with our Professional division within Pearson Education are complex and, if unmanaged, could adversely affect our financial results and growth prospects.
      In recent years we have begun, through our Professional division, to offer services ranging from call center operations to complete outsourcing of administrative functions. Customers are government agencies and professional organizations, mainly in the United States and the United Kingdom, and commercial businesses. These services are provided under contracts with values that vary significantly, from a few million to several hundred million pounds over the term of the contract, which can run from one to ten years in length. The results of our Professional division can be significantly dependent on a small number of large contracts.
      As in any long-term contracting business, there are inherent risks associated with the bidding process, operational performance, contract compliance (including penalty clauses), indemnification (if available) and contract re-bidding, which could adversely affect our financial performance and/or reputation. In addition, US government contracts are subject to audit and investigation by the applicable contracting government entity and may otherwise be investigated by the government, and this can result in payment delays and, in certain circumstances, reductions in the amounts received, penalties or other sanctions.

A control breakdown in our school testing businesses could result in financial loss and reputational damage.
      There are inherent risks particularly associated with our school testing businesses, both in the United States and the United Kingdom. A breakdown in our testing and assessment products and processes could lead to either a mis-grading of student test scores and/or late delivery of test scores to students and their schools. In either event we may be subject to legal claims, penalty charges under our contracts and non-renewal of contracts. It is also likely that such events would result in adverse publicity, which may affect our school testing business’s ability to retain existing clients and/or obtain new clients.

Changes in the Penguin business may restrict our ability to grow and return this business to historical profit levels.
      Weak US market conditions (particularly in mass market books), higher than average historical return rates, the weak US dollar and distribution problems in the United Kingdom associated with a new automated warehouse facility all adversely affected Penguin’s financial performance in 2004. Our ability to restore Penguin to historical profit levels will be constrained if the US mass market does not recover. Penguin’s financial performance will also be negatively affected if book return rates remain above their historical average or increase further.
      The majority of the UK warehousing problems were resolved by the 2004 year end. We are planning to move Pearson Education into this new facility in the second half of 2005. This represents a short term operational risk to both businesses. We will continue to incur dual running costs until this project is successfully completed.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.
      Our education, business information and book publishing businesses operate in highly competitive markets. These markets constantly change in response to competition, technological innovations and other factors. To remain competitive we continue to invest in our authors, products and services. There is no guarantee that these investments will generate the anticipated returns or protect us from being placed at a competitive disadvantage with respect to scale, resources and our ability to develop and exploit opportunities. Specific competitive threats we face at present include:

•	Students seeking cheaper sources of content, e.g. on-line, used books or imported textbooks. To counter this trend we introduced our own on-line format (called SafariX) and are providing students with a greater choice and customization of our products.

•	Competition from major publishers and other educational material and service providers in our US educational textbook and testing business.

•	Author advances in Penguin. We compete with other publishing businesses for the rights to author manuscripts, and a competitive situation arises where author advances can be bid up to a level at which we cannot generate a sufficient return on our investment.

We operate in markets which are dependent on Information Technology systems and technological change.
      All our businesses, to a greater or lesser extent, are dependent on technology. We either provide software and/or internet services or we use complex information technology systems and products to support our business activities, particularly in back-office processing and infrastructure.
      We face several technological risks associated with software product development and service delivery in our educational businesses, information technology security (including virus and hacker attacks), e-commerce, enterprise resource planning system implementations and upgrades and business continuity in the event of a disaster at a key data center.

Our reported earnings may be adversely affected by changes in our pension costs and funding requirements due to poor investment returns and/or changes in pension regulations.
      We operate a number of pension schemes throughout the world, the principal ones being in the UK and US. The major schemes are self-administered with the schemes’ assets held independently of the Group. Regular valuations, conducted by independent qualified actuaries, are used to determine pension costs and funding requirements.
      It is our policy to ensure that each pension scheme is adequately funded to meet its ongoing and future liabilities. Our earnings may be adversely affected by lower investment returns due to a general deterioration in equity or bond markets, requiring increased company funding of these schemes to eliminate any deficits over time. Similarly, changes in pension regulations, including accounting rules, may affect our pension costs and funding status.

We generate a substantial proportion of our revenue in foreign currencies, particularly the US dollar, and foreign exchange rate fluctuations could adversely affect our earnings.
      As with any international business our earnings can be materially affected by exchange rate movements. We are particularly exposed to movements in the US dollar to sterling exchange rate as approximately 65% of our revenue is generated in US dollars. We estimate that if 2003 average rates had prevailed in 2004, sales for 2004 would have been £306 million or 8% higher. This is predominantly a currency translation risk (i.e., non-cash flow item), and not a trading risk (i.e., cash flow item) as our currency trading flows are relatively limited. We estimate that a five cent change in the average exchange rate between the US dollar and sterling in any year could affect our reported earnings per share by approximately 1 penny.
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
      Pearson was incorporated and registered in 1897 under the laws of England and Wales as a limited company and re-registered under the UK Companies Act as a public limited company in 1981. We conduct our operations primarily through our subsidiaries and other affiliates. Our principal executive offices are located at 80 Strand, London WC2R 0RL, United Kingdom (telephone: +44 (0) 20 7010 2000).
Overview of Operating Divisions
      Although our businesses increasingly share markets, brands, processes and facilities, they consist of three core operations:
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
      The FT Group consists of our international newspaper, print and online financial information, business magazine and professional publishing interests. Our flagship product is the Financial Times, published internationally and known for its premium editorial content and international scope both in newspaper and internet formats.

      The Penguin Group is one of the premier English language publishers in the world, with brand imprints such as Penguin, Putnam, Berkley, Viking and Dorling Kindersley (“DK”). We publish the works of many authors in an extensive portfolio of fiction, non-fiction, reference and illustrated works.
Our Strategy
      Since 1997, we have reshaped Pearson by divesting a range of non-core interests and investing over $7 billion in education, consumer publishing and business information companies. Each one of our businesses aims to benefit from educating, informing and entertaining people in an increasingly knowledge-based economy. Our strategy is:

•	to focus on businesses which provide “education” in the broadest sense of the word.

•	to provide a combination of publishing, both in print and online, and related services that make our publishing more valuable and take us into new, faster-growing markets.

•	to continue to invest in the growth of our businesses, including:

•	extending our lead in education publishing, investing in new programs for students in School and Higher Education and in testing and software services that help educators to personalize the learning process, both in the US and around the world;

•	developing our fast-growing contracting businesses, which provide testing and other services to corporations and government agencies;

•	building the international reach of the Financial Times — both in print through its four editions worldwide and online through FT.com — and enhancing the market positions of our network of national business newspapers around the world; and

•	growing our position in consumer publishing, balancing our investment across our stable of best-selling authors, new talent and our own home-grown content.

•	to foster a collaborative culture which facilitates greater productivity and innovation by sharing processes, costs, technology, talent and assets across our business.

•	to capitalize on the growth prospects in our markets and on our leaner operations to improve profits, cash flows and returns on invested capital.
Operating Divisions

Pearson Education
      Pearson Education is one of the world’s largest publishers of textbooks and online teaching materials based on published sales figures and independent estimates of sales. Pearson Education serves the growing demands of teachers, students, parents and professionals throughout the world for stimulating and effective education programs. With federal and state governments under pressure to measure academic progress against clear objective standards, the market for educational testing services in the United States has grown significantly. Pearson Assessments & Testing enables us to combine testing and assessment with our traditional educational curriculum services and products to form one of the world’s leading integrated education companies. Pearson Assessments & Testing provides the entire spectrum of educational services — from educational curriculum to testing and assessment to data management and reporting.
      We report Pearson Education’s performance along the lines of the three markets it serves: School, Higher Education and Professional. In 2004, Pearson Education had sales of £2,356 million or 60% of Pearson’s total sales (61% in 2003).

School
      In the United States, our School business includes publishing, testing and software operations. Outside of the United States, we have a growing English Language Teaching business and we also publish school and college materials in local languages in a number of countries. In the United States, we publish for pre-kindergarten through 12th grade, with a comprehensive range of textbooks, supplementary materials and electronic education programs. Pearson Education’s elementary school imprint, Pearson Scott Foresman, and premier secondary school imprint, Pearson Prentice Hall School, publish high quality programs covering subjects such as reading, literature, math, science and social studies. We also publish supplementary teaching aids for both elementary and secondary schools and teacher-written activity books. We are a leading publisher in online assessment and digital courseware through Pearson Digital Learning, whose offerings include SuccessMaker, NovaNet and the Waterford Early Reading Program. Through LessonLab, we provide professional development for teachers in kindergarten through 12th grade with the use of the latest technologies and software tools to improve classroom teaching.
      Pearson’s Assessments & Testing operations make us a leading service provider in the markets for test development, processing and scoring and the provision of enterprise software solutions to schools. We score and process some 40 million student tests across the United States each year.
      Pearson School Systems provide district-wide solutions that combine the power of assessment, student information, financial systems and actionable reporting to improve student performance. We are the market leader in student information with our solutions used by over 16,000 schools nationwide and provider of the newest technologies for benchmark testing and student progress analysis.
      Over 90% of education spending for kindergarten through 12th grade in the United States is financed at the state or local level, with the remainder coming from Federal funds. The School division’s major customers are state education boards and local school districts. In the United States, 21 states, which account for over 50% of the total kindergarten through 12th grade US school population of some 53 million students, buy educational programs by means of periodic statewide “adoptions”. These adoptions cover programs in the core subject areas. Typically, a state committee selects a short-list of education programs from which the school districts then make individual choices. We actively seek to keep as many of our offerings as possible on the approved list in each state, and we market directly to the school districts. In the states without adoptions, or “open territories”, local school districts choose education programs from the extensive range available. We actively market to school districts in open territories as well.
      In 2004, Edexcel won a five year contract for the administration and marking of “Key Stage” testing for 11 and 14 year old students in the UK. Edexcel began electronic scanning and marking of GCSE and A-level exams in 2004. 3.5 million scripts are expected to be marked electronically in 2005.

Higher Education
      Pearson Education is the United States’ largest publisher of textbooks and related course materials for colleges and universities based on sales. We publish across all of the main fields of study with imprints such as Pearson Prentice Hall, Pearson Addison Wesley, Pearson Allyn & Bacon and Pearson Benjamin Cummings. Our sales forces call on college educators, who choose the textbooks and online resources to be purchased by their students. In 2004, over one million college students registered for our online offerings, which include homework and assessment products, online study guides and textbook companion websites. Many of our online offerings are integrated with course management systems that provide easy-to-use tools that enable professors to create online courses. In addition, our custom publishing business, Pearson Custom, works with professors to produce textbooks specifically adapted for their particular course.

Professional
      We publish text, reference, and interactive products for IT industry professionals, graphics and design users of all types, and consumers interested in software applications and certification, professional business books, and strategy guides for those who use PC and console games. Publishing imprints in this area include Addison Wesley Professional, Prentice Hall PTR, and Cisco Press (our three high end imprints), Peachpit Press and New Riders Press (our graphics and design imprints), Que/ Sams (consumer and professional imprint), Prentice Hall Financial Times (professional business imprint) and BradyGames (software game guides imprint). We also generate revenues through our own website — InformIt. We also provide services to professional markets. We manage significant commercial contracts to implement and execute qualification and assessment systems for individual professions, including IT professionals and nurses.
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
      In 2004, our Assessment & Testing business won a number of contracts, the most significant being a seven year contract to develop and deliver the Graduate Management Admissions Test (GMAT) worldwide. We will begin receiving revenues from this contract in 2006. Another successful tender was for the contract to deliver the National Association of Security Dealers exams over nine years on a non-exclusive basis.

The FT Group
      The FT Group, one of the world’s leading business information companies, aims to provide a broad range of business information, analysis and services to an audience of internationally-minded business people. In 2004, the FT Group had sales of £777 million, or 20% of Pearson’s total sales (19% in 2003). The FT Group’s business is global, producing a combination of news, data, comment, analysis and context. In addition to professional and business consumers, individuals worldwide are demanding such strategic business information. We believe that the FT Group is well positioned to supply information and benefit from these trends.

The Financial Times Newspaper
      The Financial Times is a leading international daily business newspaper. Its average daily circulation of 427,800 copies in December 2004, as reported by the Audit Bureau of Circulation, gives the Financial Times the second largest circulation of any English language business daily in the world. The Financial Times derived approximately 67% of its revenue in 2004 from advertising and approximately 33% from circulation. The geographic distribution of the Financial Times average daily circulation in 2004 was:

United Kingdom/ Republic of Ireland	31%
Continental Europe, Africa and Middle East	32%
Americas	30%
Asia	7%
      The Financial Times is printed on contract in 24 cities around the world and our sales mix is increasingly international. The newspaper draws upon an extensive local network of correspondents to produce unique, informative and timely business information. For production and distribution, the Financial Times uses computer-driven communications and printing technology for timely delivery of the various editions of the newspaper to the appropriate geographic markets. The Financial Times is distributed through independent newsagents and direct delivery to homes and institutions.
      The FT seeks to make its content available both in print and online, through FT.com, its internet service, and sales of electronic content to third parties. FT.com charges subscribers for detailed industry news, comment and analysis, while providing general news and market data to a wider audience. The business earns revenues by selling content directly, selling advertising and selling subscriptions. At the end of January 2005, FT.com had 76,000 paying subscribers. According to figures independently audited by ABC, the site has 3.7 million unique monthly users and 58.3 million page views.

Financial Times Publishing
      Our other business publishing interests include France’s leading business newspaper, Les Echos with circulation of 119,800 and lesechos.fr, its internet service.
      FT Business produces specialist information on the retail, personal and institutional finance industries and publishes the UK’s premier personal finance magazine, Investors Chronicle, together with Money Management, Financial Advisor and The Banker for professional advisers and financial sector professionals.

Recoletos
      On December 14, 2004, the Group announced an agreement with Retos Catera S.A. to sell our 79% stake in Recoletos, a publicly quoted Spanish media group that we built with its Spanish founding shareholders over a number of years, for gross proceeds of €743 million. The consortium of investors behind Retos Cartera includes members of the Recoletos management team, individual Spanish investors and the Banesto banking group. We decided to accept Retos Catera’s financial offer as Recoletos’ strategy in sport, lifestyle and general publications had taken it further away from the FT Group’s core focus on financial and business news and information. The sale became unconditional in February, 2005 and net cash proceeds of £372 million were received on April 8, 2005.

Interactive Data Corporation
      Through our 61% interest in Interactive Data Corporation (“Interactive Data”), we are one of the world’s leading global providers of financial and business information to financial institutions and retail investors. Interactive Data supplies time-sensitive pricing, dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Customers subscribe to Interactive Data’s services and use the company’s analytical tools in support of their trading, analysis, portfolio management, and valuation activities.

Joint Ventures and Associates
      As at 2004 year end, the FT Group also had a number of other associates and joint ventures, including:
      A 50% interest in FT Deutschland, launched in February 2000, in partnership with Gruner + Jahr, is our German language newspaper with a fully integrated online business news, analysis and data service. Its circulation grew by 5.4% in 2004 to 96,900 copies.
      A 50% interest in The Economist Group, which publishes the world’s leading weekly business and current affairs magazine.
      A 50% interest in FTSE International, a joint venture with the London Stock Exchange, which, among other things, publishes the FTSE index.
      A 33% interest in Vedomosti, a leading Russian business newspaper and a partnership venture with Dow Jones and IMH Media Ltd.
      A 50% interest in Business Day and Financial Mail, publishers of South Africa’s leading financial newspaper and magazine.
      A 14% interest in Business Standard, India’s second largest daily financial newspaper.
      A 22% interest in MarketWatch, a financial and business information website (sold in January 2005).

The Penguin Group
      Penguin is one of the premier English language publishers in the world. We publish an extensive backlist and frontlist of titles, including some of the very best new fiction and non-fiction, literary prize winners and commercial bestsellers. Our titles range from history and science to essential reference. We are also one of the pre-eminent classics publishers and publish some of the most highly prized and enduring brands in children’s publishing, featuring popular characters such as Spot, Peter Rabbit and Madeline, as well as the books of Roald Dahl. We rank in the top three consumer publishers, based upon sales, in all major English speaking markets — the United States, the United Kingdom, Australia, New Zealand, Canada, India and South Africa.
      Penguin publishes under many imprints including, in the adult market, Allen Lane, Avery, Berkley Books, Dorling Kindersley, Dutton, Hamish Hamilton, Michael Joseph, Plume, Putnam, Riverhead and Viking. Our leading children’s imprints include Puffin, Ladybird, Warne and Grosset & Dunlap. In 2004, Penguin’s US imprints placed 132 titles on The New York Times bestseller list. In the United Kingdom,

49 Penguin titles featured on the Nielsen Bookscan top fifteen bestseller list. Our illustrated reference business, Dorling Kindersley, or DK, is the leading global publisher of high quality illustrated reference books. DK has built a unique graphic style that is now recognized around the world. It produces books for children and adults covering a huge variety of subjects including childcare, health, gardening, food and wine, travel, business and sports. Not only does DK’s “lexigraphic” design approach make its books easily translatable across cultures, but it has also formed the basis of a library of 2.5 million wholly-owned images which have many applications — in print and online.
      In 2004, Penguin had sales of £786 million representing 20% of Pearson’s total sales (21% in 2003). Revenues are balanced between frontlist and backlist titles. The Penguin Group earns over 95% of its revenues from the sale of hard cover and paperback books. The balance comes from audio books and from the sale and licensing of intellectual property rights, such as the Beatrix Potter series of fictional characters, and acting as a book distributor for a number of smaller publishing houses.
      We sell directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel that best serves the specific requirements of an order. We also sell online through third parties such as Amazon.com.
      The Penguin Group’s gateway internet site, Penguin.com, provides access to its focused websites in the United States, Canada, United Kingdom and Australia. Websites have also been developed to target certain niche audiences. For example, Penguinclassics.com has an entire online service for the classics, with anthologies, original essays, interviews and discussions and links to other classics sites.
      In 2004, we decided to close Penguin TV, created from the former Pearson Broadband Television Group and specializing in two areas: factual, non-fiction documentary programming and children’s programming.
Competition
      All of Pearson’s businesses operate in highly competitive environments.
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
      The FT Group’s newspapers and magazines compete with newspapers and other information sources, such as The Wall Street Journal, by offering timely and expert journalism. It competes for advertisers with other forms of media based on the ability to offer an effective means for advertisers to reach their target audience. The efficiency of its cost base is also a competitive factor.
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
Raw Materials
      Paper is the principal raw material used by each of Pearson Education, the FT Group and the Penguin Group. We purchase most of our paper through our central purchasing department located in the United States. We have not experienced and do not anticipate difficulty in obtaining adequate supplies of paper for our operations, with sourcing available from numerous suppliers. While local prices fluctuate depending upon local market conditions, we have not experienced extensive volatility in fulfilling paper requirements. In the event of a sharp increase in paper prices, we have a number of alternatives to minimize the impact on our operating margins, including modifying the grades of paper used in production.
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
Recent Developments
      In January 2005, we announced the sale of our 22.4% stake in MarketWatch to Dow Jones for $101 million.
      In February 2005, we acquired the remaining 25% of Edexcel Limited that we did not already own for £30 million.
      In April 2005, we completed the sale of our 79% stake in Recoletos to Retos Catera S.A, receiving net cash proceeds of £372 million.
      In June 2005, we announced the acquisition of AGS Publishing from WRC Media for $270 million. AGS Publishing specialises in testing and publishing for students with special educational needs in the United States school market.

Organizational Structure
      Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of our significant subsidiaries as at December 31, 2004, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

		Percentage
		Interest/Voting
Name	Country of Incorporation/Residence	Power

Pearson Education
Pearson Education Inc.	United States (Delaware)	100%
Pearson Education Ltd.	England and Wales	100%
NCS Pearson Inc.	United States (Minnesota)	100%
FT Group
The Financial Times Limited	England and Wales	100%
Financial Times Business Ltd.	England and Wales	100%
Interactive Data Corporation	United States (Delaware)	61%
Recoletos Grupo de Comunicacion SA	Spain	79%
Les Echos SA	France	100%
The Penguin Group
Penguin Group (USA) Inc.	United States (Delaware)	100%
The Penguin Publishing Co Ltd.	England and Wales	100%
Dorling Kindersley Holdings Ltd.	England and Wales	100%
Property, Plant and Equipment
      Our headquarters is located at leasehold premises in London, England. We own or lease over approximately 650 properties in more than 50 countries worldwide, the majority of which are located in the United Kingdom and the United States.
      All of the properties owned and leased by us are suitable for their respective purposes and are in good operating condition.
      We own the following principal properties:

General Use of Property	Location	Area in Square Feet

Warehouse	Pittstown, Pennsylvania, USA	510,000
Warehouse	Kirkwood, New York, USA	409,000
Offices	Iowa City, Iowa, USA	310,000
Offices	Old Tappan, New Jersey, USA	210,100
Warehouse/office	Cedar Rapids, Iowa, USA	205,000
Offices	Reading, Massachusetts, USA(1)	158,527
Offices	London, UK	152,986
Printing/ Processing	Owatonna, Minnesota, USA	128,000
Printing/ Processing	Columbia, Pennsylvania, USA	121,400
Offices	Eagan, Minnesota, USA	109,500
Offices	Mesa, Arizona, USA	96,000

(1)	Held for sale.

      We lease the following principal properties:

General Use of Property	Location	Area in Square Feet

Warehouses/ Offices	Lebanon, Indiana, USA	1,091,400
Warehouse/ Offices	Cranbury, New Jersey, USA	886,700
Warehouse	Indianapolis, Indiana, USA	737,850
Warehouse/ Offices	Newmarket, Ontario, Canada	518,128
Warehouse/ Offices	Rugby, UK	476,000
Offices	Upper Saddle River, New Jersey, USA	474,801
Offices	Hudson St., New York, USA	302,000
Offices	London, UK	273,000
Warehouse/ Offices	Austin, Texas, USA	226,100
Warehouse	Bitteswell, UK	221,909
Warehouse	Scoresby, Victoria, Australia	215,280
Offices	Boston, Massachusetts, USA	191,360
Offices	Glenview, Illinois, USA	187,500
Offices	Bloomington, Minnesota, USA	151,056
Offices	Parsippany, New Jersey, USA	143,800
Offices	Harlow, UK	137,900
Warehouse	San Antonio Zomeyucan, Mexico	107,642
Offices	Boston, Massachusetts, USA	102,751
Offices	New York, New York, USA	101,000
Offices	Bedford, Massachusetts, USA	80,348
Offices	Camberwell, Victoria, Australia	52,656
ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS
      The following discussion and analysis is based on and should be read in conjunction with the consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report. The financial statements have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Note 34 to our consolidated financial statements, included in “Item 17. Financial Statements”, provides a description of the significant differences between UK GAAP and US GAAP as they relate to our business and provides a reconciliation to US GAAP.
General Overview

Introduction
      Sales declined from £4,048 million in 2003 to £3,919 million in 2004, a decrease of 3%. This decline was attributable to the impact of exchange, principally the weakness of the US dollar, which had the affect of reducing reported sales in 2004 by £306 million when compared to the equivalent figure at constant 2003 rates. After taking out the effect of currency there were increases in sales at Pearson Education and IDC. Reported operating profit increased by 2% from £226 million in 2003 to £231 million in 2004, despite the adverse impact of exchange rates. There was good progress at Pearson Education and a significant improvement at the Financial Times, but Penguin’s results were disappointing.
      A £171 million profit before taxation in 2004 compares to a profit before taxation of £152 million in 2003. The increase of £19 million or 13% mainly reflects the reduced charge for goodwill amortization and a reduction in net finance costs which together offset the impact of exchange. The goodwill amortization charge fell by £40 million in 2004 due to the weaker US dollar and goodwill in respect of Family Education Network and Marketwatch having been fully amortized in 2003. Finance costs benefited from the reduction in average net debt offsetting a general rise in interest rates. Net finance costs also benefited in 2004 from a one-off credit of £9 million relating to interest on a repayment of tax in France.
      In December 2004, Pearson announced its intention to dispose of its 79% interest in Recoletos Grupo de Comunicacion S.A. to Retos Cartera, a consortium of investors, as part of a tender offer for all of Recoletos. The transaction was approved by the Spanish regulatory authorities in February 2005, and the sale closed in April 2005, realizing net cash proceeds of £372 million. The results of Recoletos have been shown as discontinued operations in the consolidated profit and loss account for 2004, 2003 and 2002.
      Net cash inflow from operating activities increased to £530 million in 2004 from £359 million in 2003. Cash flow in 2004 benefited from collection of the $151 million receivable in respect of the TSA contract, together with continued underlying improvements in Pearson Education and IDC. The weakness of the US Dollar reduced the value of our cash flows in Sterling. Capital expenditure was in excess of depreciation in 2004 due to up-front expenditure on professional testing contracts but, on an average basis, the use of working capital continued to improve. Cash outflow on acquisitions net of disposal proceeds was £20 million and, after dividends paid of £195 million and a favorable currency movement of £75 million, overall net borrowings (excluding finance leases) fell 11% from £1,361 million at the end of 2003 to £1,206 million at the end of 2004.

Outlook
      We expect Pearson to grow earnings strongly in 2005 and beyond, with further progress on cash and return on invested capital. Our outlook is:

Pearson Education
      We expect our worldwide School business to deliver significant underlying sales and profit growth in 2005. With a stronger adoption calendar, healthier state budgets, federal funds for reading and testing and our investment in new programs, we expect our US School publishing and testing operations to achieve double-digit sales growth. We also expect to achieve steady margin improvement in our US school publishing business over the next three years, as we benefit from the adoption calendar in both 2006 and 2007, in which we expect a significant increase in our new adoption participation rate compared with 2005.
      Our US Higher Education business continues to benefit from its scale, the strength of its publishing and its lead in technology. We expect that those qualities will enable our business to grow ahead of its industry once again in 2005, at a similar rate to 2004 and with similar margins. We see good growth prospects for our US and international higher education businesses. We expect our Professional business to grow sales in the mid-single digits in 2005, helped by continued growth in our contract businesses and a stabilization in technology publishing. We expect this division to deliver sustained growth, on the basis of our long-term contracts in Government Solutions and Professional Testing.

FT Group
      We expect further profit progress at the FT Group. Advertising revenues at the Financial Times were up 3% in the early part of 2005 and, assuming similar advertising revenue growth for the full year, we would expect the Financial Times to be around breakeven for the year as a whole. IDC expects to grow its reported revenues and net income in the high single-digit to low double-digit range.
      The results of Recoletos will be consolidated for January and February 2005 and, with the launch of its new freesheet during these months, its results during this period are likely to be around breakeven.

The Penguin Group
      2005 will be a year of transition for Penguin. We expect profits to improve in the UK, in spite of dual-running costs at our distribution centers. In the US we are planning on the basis that the weak market conditions experienced in the second half of 2004 continue. We are taking action to adjust our publishing program and reduce costs, and we will expense approximately £5 million as a result of those actions in 2005.

Exchange rates
      We generate around two-thirds of total revenues in the US and a five cent change in the average exchange rate for the full year (which in 2004 was £1: $1.83) will have an impact of approximately 1p on adjusted earnings per share.

Sales Information by Operating Division
      The following table shows sales information for each of the past three years by operating division:

	Year Ended December 31

	2004	2003	2002

	£m	£m	£m
Pearson Education	2,356	2,451	2,756
FT Group	587	588	578
The Penguin Group	786	840	838

Continuing operations	3,729	3,879	4,172
Discontinued operations	190	169	148

Total	3,919	4,048	4,320

Sales Information by Geographic Market supplied
      The following table shows sales information for each of the past three years by geographic region:

	Year Ended December 31

	2004	2003	2002

	£m	£m	£m
United Kingdom	545	474	411
Continental Europe	300	294	271
North America	2,505	2,742	3,139
Asia Pacific	261	255	249
Rest of World	118	114	102

Continuing operations	3,729	3,879	4,172
Discontinued operations	190	169	148

Total	3,919	4,048	4,320

Exchange Rate Fluctuations
      We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was $1.83 in 2004, $1.63 in 2003 and $1.51 in 2002. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. The Group generates approximately 65% of its sales in US dollars and a five cent change in the average exchange rate for the full year has an impact of approximately 1 pence on earnings per share. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information.

Critical Accounting Policies
      Our consolidated financial statements, included in Item 17. “Financial Statements”, are prepared based on the accounting policies described in note 1 to the consolidated financial statements which are in conformity with UK GAAP, which differs in certain significant respects from US GAAP.

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
      Revenue from the sale of books is recognized when title passes. Anticipated returns are based primarily on actual return rates experienced in recent years.
      Circulation and advertising revenue is recognized when the newspaper or other publication is published. Subscription revenue is recognized on a straight-line basis over the life of the subscription.
      Where a contractual arrangement consists of two or more separate elements that can be provided to customers either on a stand-alone basis or as an optional extra, such as the provision of supplementary materials with textbooks, revenue is recognized for each element as if it were an individual contractual arrangement.
      Revenue from multi-year contractual arrangements, such as contracts to process qualifying tests for individual professions and government departments, is recognized as performance occurs. Certain of these arrangements, either as a result of a single service spanning more than one reporting period or where the contract requires the provision of a number of services that together constitute a single project, are treated as long-term contracts with revenues recognized on a percentage of completion basis. Losses on contracts are recognized in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.
      On certain contracts, where the Group acts as agent, only commissions and fees receivable for services rendered are recognized as revenue. Any third party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

Pre-publication Costs
      Pre-publication costs represent direct costs incurred in the development of educational programs and titles prior to their publication. These costs are carried forward in stock where the title to which they relate has a useful life in excess of one year. These costs are amortized upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected life cycle of the title, usually with a higher proportion of the amortization taken in the earlier years. The assessment of useful life and the calculation of amortization involve a significant amount of estimation and management judgment, as management must estimate the sales cycle and life of a particular title. The overstatement of useful lives could result in excess amounts being carried forward in stock that would otherwise have been written off to the profit and loss account in an earlier period. Reviews are performed regularly to estimate recoverability of pre-publication costs.

Royalty Advances
      Advances of royalties to authors are included within debtors when the advance is paid less any provision required to bring the amount down to its net realizable value. The royalty advance is expensed at the contracted royalty rate as the related revenues are earned. The realizable value of royalty advances held within debtors is regularly reviewed by reference to anticipated future sales of books or subsidiary publishing rights but still relies on a degree of management judgment in determining the profitability of individual author contracts. If the estimated net realizable value of author contracts is overstated then this will have an adverse effect on operating profits, as these excess amounts will be written-off.

Defined Benefit Pensions
      The pension cost of the Group’s defined benefit pension schemes, principally the UK-based scheme, is charged to the profit and loss account in order to apportion the cost of pensions over the service lives of the employees in the schemes, in accordance with Statement of Standard Accounting Practice 24. The determination of the pension costs, as well as the pension obligation, depend on the selection of certain assumptions, which include the expected long-term rate of return on scheme assets, salary inflation rates and discount rates used by the actuaries to calculate such amounts. These assumptions are described in further detail in note 10 to the consolidated financial statements. Although we believe the assumptions are appropriate, differences arising from actual experience or future changes in assumptions may materially affect the pensions costs recorded in the profit and loss accounts in future years. In particular, a reduction in the realized long-term rate of return on scheme assets and or a reduction to the discount rates would result in higher pension costs in future periods.

Deferred Tax
      Deferred tax assets and liabilities require management judgment in determining the amounts to be recognized, and in particular, the extent to which deferred tax assets can be recognized. Under Financial Reporting Standard 19 Deferred Tax, the UK generally accepted accounting principle which we adopted in 2002, we recognize a deferred tax asset in respect of tax losses and other timing differences. We recognize deferred tax assets to the extent that they are recoverable, based on the probability that there will be future taxable income against which these tax losses and other timing differences may be utilized. We regularly review our deferred tax assets to ensure that they are recoverable and have exercised significant judgments when considering the timing and level of future taxable income. Our business plans and any future tax planning strategies are considerations in our assessment of recoverability. If a deferred tax asset is not considered recoverable, a valuation allowance is recorded to the extent that recoverability is not deemed probable.

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
      If the carrying value of assets is deemed not recoverable, we will determine the measurement of any impairment charge on anticipated discounted future cash flows. Significant assumptions are selected by management which impact the calculation of the anticipated future cash flows, with the most critical assumptions being discount rates, the period utilized for the cash flows, and terminal values. Discount rates are generally based on our Group cost of capital adjusted for any inherent risk associated with the specific business. Terminal values incorporate management’s estimate of the future life cycle of the business and of the cash flow for the period determined. Although we believe our assumptions to be appropriate, actual results may be materially different and changes to our assumptions and estimates may result in a materially different valuation of the assets. Our cash flow assumptions underlying these projections are also consistent with management’s operating and strategic plans for these businesses.
      Under UK GAAP, impairments of goodwill are evaluated on a discounted cash flow basis for each acquisition, where there is a triggering event to indicate a potential impairment or where there has been a previous impairment. Impairment evaluations under US GAAP are prepared at a reporting unit level as defined by Statement of Financial Accounting Standards (“SFAS”) No. 142 and incorporates a two-stage impairment test. It is possible that an impairment may be required under one set of accounting principles and not the other.

Investments
      Management reviews the carrying value of investments annually and records a charge to profit if an other-than-temporary decline in the carrying value is deemed to have arisen. To assess the recoverability of the carrying value of our investments and to determine if a write-down in carrying value is other-than-temporary, we consider several factors such as the investee’s ability to sustain an earnings capacity which would justify the carrying amount, the current fair value (using quoted market prices, when available), the length of time and the extent to which the fair value has been below carrying value, the financial condition and prospects of the investees, and the overall economic outlook for the industry. The evaluation of such factors involves significant management judgment and estimates in determining when a decline in value is other-than-temporary and ascribing fair value where there is no quoted market value. Changes in such estimates could have a material impact on our financial position and results of operations.

UK GAAP and US GAAP
      We prepare our financial statements in accordance with UK GAAP, which differs in certain significant respects from US GAAP. Our profit for the financial year ended December 31, 2004 under UK GAAP was £88 million compared with a profit of £182 million under US GAAP for the same year. The profit for the financial year ended December 31, 2003 under UK GAAP was £55 million, compared with a profit of £173 million under US GAAP for the same year. The loss for the financial year ended December 31, 2002 under UK GAAP was £111 million compared with a profit of £210 million under US GAAP for the same year.
      Equity shareholders’ funds at December 31, 2004 under UK GAAP were £2,603 million compared with £3,218 million under US GAAP. Equity shareholders’ funds at December 31, 2003 under UK GAAP were £2,893 million compared with £3,333 million under US GAAP.
      The Company has restated its UK GAAP shareholders’ funds for the financial years ended December 31, 2003 and 2002 for adoption of UITF Abstract 38 “Accounting for ESOP trusts”. This has reduced shareholders’ funds as at December 31, 2003 and 2002 by £59 million and £62 million respectively (see note 24 in “Item 17. Financial Statements”).

      The Company has restated its US GAAP profit and loss account and shareholders’ funds for the financial years ended December 31, 2003 and 2002 to reflect the correct accounting treatment in respect of incentives and fixed rental escalations under one of its leases. Previously the incentives were recognized in the profit and loss account over the period during which the lease incentives were applicable until the lease returned to a market level. Additionally, fixed future market-based rent increases were charged to the profit and loss account as they became applicable under the terms of the lease. As required by US GAAP, both the lease incentives and fixed market-based rent increases are now being charged to the profit and loss account over the entire term of the lease. Consequently, the profit reported under US GAAP for the 2003 and 2002 financial years has been reduced by £14 million and £12 million, respectively, on a pre-tax basis and £10 million and £9 million, respectively, on a post-tax basis and the shareholders’ funds reported as at December 31, 2003 and 2002 has been reduced by £19 million and £9 million, respectively, from amounts previously reported.
      The main differences between UK GAAP and US GAAP relate to goodwill and intangible assets, acquisition and disposal adjustments, derivatives, pensions and stock based compensation. These differences are discussed in further detail under “— Accounting Principles” and in note 34 to the consolidated financial statements.
Results of Operations

Year ended December 31, 2004 compared to year ended December 31, 2003

Consolidated Results of Operations

Sales
      Our total sales decreased by £129 million to £3,919 million in 2004, from £4,048 million in 2003. This decrease of 3% was attributable to the effect of foreign currency exchange. The strength of sterling compared to the US dollar had a significant negative effect on sales, and we estimate that had the 2003 average rates prevailed in 2004, sales would have been higher by £306 million. In constant exchange rate terms Pearson Education had a strong year with an increase in sales of 4%. The Higher Education and Professional businesses were the main contributors to this growth with the Higher Education business growing faster than its market for the sixth straight year and Professional benefiting from new contracts and add-ons to existing contracts at Pearson Government Solutions. The School business was helped by a full year contribution from Edexcel, the UK testing business, but otherwise sales were flat as new adoption spending in the US fell by approximately $200 million. The FT Group sales were ahead of last year after another good year at Interactive Data and a return to sales growth for the Financial Times newspaper in a more stable business advertising environment. Penguin’s results were disappointing with sales down 6% as reported, but flat on a constant currency basis after disruption to UK distribution and a weakness in the US consumer publishing market.
      Pearson Education, our largest business sector, accounted for 60% of our sales in 2004, compared to 61% in 2003. North America continued to be the most significant source of our sales although sales in the region decreased, as a proportion of total sales, to 64% in 2004, compared to 67% in 2003. This decrease, however, reflects the comparative strength of sterling and the euro compared to the US dollar.

Cost of Sales and Net Operating Expenses
      The following table summarizes our cost of sales and net operating expenses:

	Year Ended
	December 31

	2004	2003

	£m	£m
Cost of sales	(1,866)	(1,910)

Distribution costs	(243)	(239)
Administration and other expenses	(1,635)	(1,724)
Other operating income	46	51

Net operating expenses	(1,832)	(1,912)

      Cost of Sales. Cost of sales consists of costs for raw materials, primarily paper, production costs, amortization of pre-publication costs and royalty charges. Our cost of sales decreased by £44 million, or 2%, to £1,866 million in 2004, from £1,910 million in 2003. The decrease mainly reflected the decrease in sales over the period with overall gross margin remaining consistent.
      Distribution Costs. Distribution costs consist primarily of shipping costs, postage and packing.
      Administration and Other Expenses. Our administration and other expenses decreased by £89 million, or 5%, to £1,635 million in 2004, from £1,724 million in 2003. Administration and other expenses as a percentage of sales decreased to 42% in 2004, from 43% in 2003. Included within administration and other expenses is the charge for goodwill amortization relating to subsidiaries. Total goodwill amortization, including that relating to associates (£nil in 2004; £7 million in 2003) decreased by £40 million to £224 million in 2004, from £264 million in 2003. This was mainly due to the weaker US dollar and goodwill in respect of Family Education Network and Marketwatch having been fully amortized in 2003. The remainder of the decrease in administration and other costs comes from both the effect of exchange and increased efficiencies, in particular from the cost actions taken at the Financial Times in recent years.
      After excluding goodwill charges, administration and other expenses were £1,411 million in 2004 compared to £1,467 million in 2003. The 4% improvement of £56 million includes the beneficial effect of foreign currency exchange and cost savings described above.
      Other Operating Income. Other operating income mainly consists of sub-rights and licensing income and distribution commissions. Other operating income decreased 10% to £46 million in 2004 from £51 million in 2003 with the decrease mainly representing the continued decline in distribution commissions received for distribution of third party books.

Operating Profit/ Loss
      The total operating profit in 2004 of £231 million compares to a profit of £226 million in 2003. This 2% increase was principally due to the £40 million reduction in the total goodwill charge partially offset by the impact of exchange. We estimate that had the 2003 average rates prevailed in 2004, operating profit before goodwill charges would have been £52 million greater.
      Operating profit attributable to Pearson Education increased by £13 million, or 12%, to £119 million in 2004, from £106 million in 2003. The increase was due to a £33 million reduction in goodwill amortization, offset by an estimated reduction in profit of £29 million from exchange. After accounting for these two factors, operating profit was ahead in each of the School, Higher Education and Professional businesses.
      Operating profit attributable to the FT Group increased by £38 million, or 136%, to £66 million in 2004, from £28 million in 2003. The increase was largely due to a £10 million reduction in goodwill amortization, another strong performance from Interactive Data and significant cost savings at the Financial Times newspaper.

      Operating profit attributable to the Penguin Group decreased by £37 million, or 53%, to £33 million in 2004, from £70 million in 2003. The biggest single factor in the profit decline was exchange rates, which are estimated to have accounted for £14 million of the difference. There were also a number of other factors, including disruption in UK distribution following the move to a new warehouse and the weakness of the US consumer publishing market.
      Operating profit attributable to our discontinued business, Recoletos, fell by £9m, or 41%, from £22 million in 2003 to £13 million in 2004 mainly due to one-off costs associated with the launch of a Spanish language newspaper in the US.

Non-operating Items
      Profit before taxation on the sale of fixed assets, investments, businesses and associates was £9 million in 2004 compared to a profit of £6 million in 2003. In 2004, the principal items were profits on the sale of stakes in Capella and Business.com which were partially offset by losses elsewhere. In 2003 the principal item was a profit of £12 million on the sale of an associate investment in Unedisa by Recoletos.

Net Finance Costs
      Net finance costs consist primarily of net interest expense related to our borrowings. Our total net interest payable decreased by £11 million, or 14%, to £69 million in 2004, from £80 million in 2003. The reduction is due to lower average net debt levels in 2004, which more than offset the effect of a general increase in floating interest rates, and a one-off credit of £9 million for interest on a repayment of tax in France reduced the net interest cost in 2004. Year end indebtedness (excluding finance leases) decreased to £1,206 million in 2004 compared to £1,361 million in 2003 due to funds generated from operations and foreign exchange movements. The weighted average three month London Interbank Offered (“LIBOR”) rate, reflecting our borrowings in US dollars, euros and sterling, rose by 40 basis points, or 0.4%. The company is partially protected from these increases by our treasury policy, which put £736 million of the year end debt on a fixed rate basis. As a result the net interest rate payable (excluding the £9 million credit referred to above) rose by only 25 basis points or 0.25% to 5% in 2004. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowing” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Taxation
      The overall taxation charge for 2004 was £62 million, compared to a charge of £75 million in 2003. In 2004 the Group recorded a total pre-tax profit of £171 million giving a tax rate of 36% compared to a rate of 49% on total pre-tax profits of £152m in 2003. These high rates of tax were mainly a result of only partial tax relief being available for goodwill charged in the profit and loss account. The total tax charge in 2003 and 2004 also included credits of £56 million and £48 million respectively relating to prior year items; these reflect a combination of settlements with the Inland Revenue authorities and changes to deferred tax balances.

Minority Interests
      Minority interests principally consist of the public’s 39% interest in Interactive Data and 21% interest in Recoletos.

Profit for the Financial Year
      The profit for the financial year after taxation and equity minority interests in 2004 was £88 million compared to a profit in 2003 of £55 million. The overall increase of £33 million, or 60%, was mainly due to the reduced charges for goodwill amortization, interest and tax. Increases in operating profit before goodwill have been eroded by the adverse movement in exchange.

Earnings per Ordinary Share
      The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 11.1 pence in 2004 compared to 6.9 pence in 2003 based on a weighted average number of shares in issue of 795.6 million in 2004 and 794.4 million in 2003. This increase was due to the additional profit for the financial year described above and was not significantly affected by the movement in the weighted average number of shares.
      The diluted earnings per ordinary share of 11.0p in 2004 and 6.9p in 2003 was not significantly different from the basic earnings per share in those years as the effect of dilutive share options was again not significant.

Exchange Rate Fluctuations
      The weakening of the US dollar against sterling on an average basis had a negative impact on reported sales and profits in 2004 compared to 2003. We estimate that if the 2003 average rates had prevailed in 2004, sales would have been higher by £306 million and operating profit would have been higher by £52 million. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and Operating Profit by Division
      The following table summarizes our operating profit and results from operations for each of Pearson’s divisions. Results from operations are included as they are a key financial measure used by management to evaluate performance and allocate resources to business segments, as reported under SFAS 131. Since 1998 we have reshaped the Pearson portfolio by divesting of non-core interests and investing in educational publishing and testing, consumer publishing and business information companies. During this period of transformation management have used results from operations to track underlying core business performance. Results from operations are determined by adding back to total operating profit costs or charges arising from significant acquisition activity, typically goodwill amortization charges and integration costs. This enables management to more easily track the underlying operational performance of the group. A reconciliation of results from operations to operating profit is included in the table below:

	Year Ended December 31

	2004		2003

	£m	%	£m	%

Results from operations
Pearson Education	293	68	313	68
FT Group	86	20	58	12
The Penguin Group	54	12	91	20

Pearson Group	433	100	462	100

Less:
1) Goodwill Amortization
Pearson Education	174		207
FT Group	20		30
The Penguin Group	21		21

Pearson Group	215		258

2) Goodwill Impairment
Pearson Education	—		—
FT Group	—		—
The Penguin Group	—		—

Pearson Group	—		—

3) Integration Costs
Pearson Education	—		—
FT Group	—		—
The Penguin Group	—		—

Pearson Group	—		—

Operating profit from continuing operations
Pearson Education	119	55	106	52
FT Group	66	30	28	14
The Penguin Group	33	15	70	34

Pearson Group	218	100	204	100

Discontinued Operations (Recoletos)	13		22
Total operating profit	231		226

Non operating items	9		6
Net Finance Costs	(69)		(80)

Profit/(Loss) before taxation	171		152

Pearson Education
      Pearson Education’s sales decreased by £95 million, or 4%, to £2,356 million in 2004 from £2,451 million in 2003, as good growth in our Higher Education and Professional businesses was reduced due to the effect of the weakening US dollar. Pearson Education’s 2004 sales comprised 60% of Pearson’s total sales. Results from operations decreased by £20 million, or 6%, from £313 million in 2003 to £293 million in 2004. The decrease is again attributable to exchange. After taking out the effect of exchange, profits were higher in all three businesses.
      The School business sales decreased by £58 million, or 5%, to £1,118 million in 2004, from £1,176 million in 2003 and results from operations decreased by £10 million, or 8%, to £117 million in 2004 from £127 million in 2003. Both sales and results were adversely affected by the weakening US dollar and we estimate that had 2003 average rates prevailed in 2004 then sales would have been approximately £94 million higher than reported and results from operations £8 million higher. The School results include a full year contribution from Edexcel, 75% of which was acquired in 2003. The extra Edexcel contribution increased sales growth in 2004 but reduced profit growth as the business is loss making in the first half.
      In the US school market, adoption spending in 2004 fell by some $200 million to approximately $500 million. Our school businesses took the largest share (27%) of the new adoption opportunities. We benefited from strength across a wide range of subjects and grade levels, with a decline in elementary sales (after particularly strong market share growth in 2003) mitigated by a strong performance in the secondary market. We returned to growth in the open territories and in supplementary publishing, helped by restructuring actions taken in 2003 and by the sharp recovery in US state budgets. Our US school testing business benefited from growth in new and existing state contracts, including Texas, Ohio, Virginia and Washington. We continued to win new multi-year contracts including Tennessee, New Jersey and California ahead of implementation of the No Child Left Behind Act testing requirements, which become mandatory in the school year starting in September 2005. Our digital learning business showed a further profit improvement on slightly lower sales as we continued to integrate our content, testing and technology in a more focused way.
      Outside the US, the School business sales increased with continued growth in English Language Teaching helped by a very significant investment in ELT and in school testing we won $200 million of multi-year contracts.
      The Higher Education business saw a decline in sales of £41 million, to £731 million in 2004, from £772 million in 2003. Results from operations decreased by £15 million, or 10%, to £133 million in 2004 from £148 million in 2003. Both sales and results were adversely affected by the weakening US dollar, and we estimate that had 2003 average rates prevailed in 2004 then sales would have been approximately £69 million higher than reported and results from operations £16 million higher than reported. In the US we grew faster than the market for the sixth consecutive year in US dollar terms, up 4% while the industry without Pearson was up 2% according to the Association of American Publishers.
      In the US, our Higher Education business benefited from strength in two-year career colleges, a fast growing segment, with vocational programs in allied health, technology and graphic arts, and elsewhere in math and modern languages. Margins reduced a little as we achieved good growth outside the US and continued to invest to make our technology central to the teaching and learning process. Our custom publishing business, which creates specific programs built around the curricula of individual faculties or professors, grew strongly. Pearson Custom has now increased its sales in dollar terms eight-fold over the past six years and we have introduced our first customized online resources for individual college courses.
      Sales and results from operations in our Professional business improved in spite of the weakening dollar. Sales increased by £4 million, or 1%, to £507 million in 2004 from £503 million in 2003. Results from operations increased by £5 million, or 13%, to £43 million in 2004, from £38 million in 2003. We estimate that had 2003 average rates prevailed in 2004 then sales would have been approximately £60 million higher than reported and results from operations £5 million higher than reported. After taking out the effect of exchange, Pearson Government Solutions grew sales by 25%, with strong growth from add-ons to existing programs. We also won some important new contracts, including multi-year contracts worth $500 million from customers such as the US Department of Health and Human Services and the London Borough of Southwark. Our professional testing business grew sales (before exchange impacts) by 31% as we benefited from the start-up of major new contracts, although we continued to operate at a small loss as we invested in building up the infrastructure for our 150-strong UK test center network. Markets remained tough for our technology publishing titles, where although sales were lower, profits were broadly level as a result of further cost actions.

FT Group
      Sales at the FT Group (excluding discontinued businesses) decreased by £1 million, from £588 million in 2003 to £587 million in 2004 but results from operations increased by £28 million, or 48%, from £58 million in 2003 to £86 million in 2004. We estimate that had 2003 average rates prevailed in 2004 then sales would have been approximately £22 million higher than reported and results from operations £8 million higher than reported. Sales increased in all divisions with another good year for Interactive Data and a return to sales growth at the Financial Times newspaper (“FT”) for the first year since 2000. The FT returned to profit in the seasonally strong fourth quarter of 2004 with both advertising and circulation revenues ahead for the full year.
      Advertising performance across all categories and regions at the FT were mixed throughout the year. While the recruitment and luxury goods categories increased by more than 20%, the business-to-business and technology sectors showed few signs of recovery. In terms of geography, good growth in Europe and Asia offset a very weak US corporate advertising market. Average circulation for 2004 was 3% lower than in 2003, whilst FT.com now has 76,000 paying subscribers and 3.7 million unique users.
      Results from operations at the FT improved by £23 million over 2003 as we continued to reduce the FT’s cost base, which is now £110 million lower than it was in 2000.
      Les Echos achieved euro sales growth of 4% and profits grew strongly despite a volatile advertising market. Average circulation grew 3% to 119,800, while competitors saw falling sales. FT Business posted significant sales growth of 8%, with progress in all its main markets. Profits improved 25% following a continued emphasis on cost management.
      Results from operations at the FT’s associates and joint ventures showed a profit of £6 million compared to £3 million in 2003. Losses narrowed at FT Deutschland as circulation and advertising revenue grew strongly. FT Deutschland reached the 100,000 copy sales mark in December and circulation averaged 96,600, up 6% on the previous year. The Economist Group again increased its results from operations with The Economist’s circulation passing the 1 million mark with an average weekly circulation of 1,009,759.
      Interactive Data, our 61%-owned financial information business, grew its sales by 3% and results from operations by 9% after taking out the effect of exchange rates. FT Interactive Data and e-Signal (its online financial information and pricing business) performed well particularly in the US where there were some signs of improvement in market conditions. Worldwide renewal rates among institutional clients remained at or above 95%. Demand for Interactive Data’s value-added services remained strong, with the signing of our 100th customer for our Fair Value Information Service product in December 2004. IDC had a first full year contribution from acquisitions made in 2003, ComStock and Hyperfeed Technologies, and acquired FutureSource in September 2004 to expand and compliment e-Signal. The consolidation of seven US data centers is on track for completion by the end of 2005.
      In December 2004 we announced our intention to sell our shareholding in Recoletos, our 79%-owned Spanish media group to Retos Cartera as part of a tender offer for all of Recoletos. Retos Cartera’s tender offer was launched on February 16, 2005 and we accepted it on February 25, 2005. The sale closed in early April and net cash proceeds of £372 million were received on April 8, 2005. In January 2005 we sold our 22% stake in MarketWatch to Dow Jones & Co for $101 million. The results of Recoletos have been included as a discontinued business in the financial statements.

The Penguin Group
      The Penguin Group had a difficult year with sales down 6% to £786 million in 2004 from £840 million in 2003 and results from operations down 41% to £54 million in 2004 from £91 million in 2003. Both sales and results were adversely affected by the weakening US dollar, and we estimate that had 2003 average rates prevailed in 2004 then sales would have been approximately £57 million higher than reported and results from operations £14 million higher than reported. In addition to exchange, the decline in results from operations was caused by a number of factors including disruption at the new UK warehouse and a weakening in the US consumer publishing market.
      In the UK, our move to a new warehouse, to be shared with Pearson Education, disrupted supply of our books and had a particular impact on backlist titles. Although we traded well in the second half of 2004, and shipped more books to our UK customers than in the previous year, we incurred some £9 million of additional costs as we took special measures to deliver books, including the costs of running two warehouses, shipping books direct and additional marketing support. By the end of the year we had eliminated the order backlog in the warehouse and the new management team has continued to make good progress in the early part of 2005.
      After a good start to the year, the US consumer publishing market deteriorated sharply in the second half and full year industry sales were 1% lower than in 2003, according to the Association of American Publishers. The adult mass market segment, which accounts for approximately one-third of Penguin’s US sales, was down 9% for the industry for the full year, and 13% in the second half.
      Despite the problems outlined above, Penguin had another great publishing year. We benefited from our new imprint strategy, with a further four imprints published for the first time. Non-fiction performed particularly well, with a 40% increase in our titles on the New York Times bestseller list, including Lynne Truss’s Eats Shoots & Leaves (now with over one million copies in print), Ron Chernow’s Alexander Hamilton and Maureen Dowd’s Bushworld. Best selling UK titles included Jamie Oliver’s Jamie’s Dinners, Sue Townsend’s Adrian Mole and the Weapons of Mass Destruction and Gillian McKeith’s You Are What You Eat.

Year ended December 31, 2003 compared to year ended December 31, 2002

Consolidated Results of Operations

Sales
      Our total sales decreased by £272 million to £4,048 million, or 6%, in 2003, from £4,320 million in 2002. The decrease was mainly attributable to Pearson Education’s Professional business where the shortfall was due to the absence of reported sales from the £250 million TSA contract and the effect of foreign currency exchange. The strength of sterling compared to the US dollar had a significant negative effect on sales, and we estimate that had the 2002 average rates prevailed in 2003, sales would have been higher by £181 million. In constant exchange rate terms the School and Higher Education businesses increased sales in 2003 by 8% and 6% respectively. The School business was helped by the acquisition of 75% of Edexcel, the UK testing business, in the first half of 2003 that contributed additional sales of £89 million. Penguin saw a small increase in sales even after the adverse effect of foreign currency movements as the schedule of new titles enabled Penguin to grow ahead of the industry despite tough conditions for backlist publishing in the US. The FT Group sales were slightly ahead of last year mainly due to Interactive Data where sales increased for the fourth consecutive year in a difficult marketplace (even after excluding additional sales generated from the acquisition of ComStock at the beginning of 2003). Our business newspapers continued to suffer from the corporate advertising recession which has seen advertising volumes at the Financial Times newspaper fall almost two-thirds since their peak in 2000.
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

Cost of Sales and Net Operating Expenses
      The following table summarizes our cost of sales and net operating expenses:

	Year Ended
	December 31

	2003	2002

	£m	£m
Cost of sales	(1,910)	(2,064)

Distribution costs	(239)	(233)
Administration and other expenses	(1,724)	(1,888)
Other operating income	51	59

Net operating expenses	(1,912)	(2,062)

      Cost of Sales. Cost of sales consists of costs for raw materials, primarily paper, production costs, amortization of pre-publication costs and royalty charges. Our cost of sales decreased by £154 million, or 7%, to £1,910 million in 2003, from £2,064 million in 2002. The decrease mainly reflected the decrease in sales over the period with overall gross margins remaining consistent. Cost of sales as a percentage of sales improved slightly to 47% in 2003 from 48% in 2002.
      Distribution Costs. Distribution costs consist primarily of shipping costs, postage and packing.
      Administration and Other Expenses. Our administration and other expenses decreased by £164 million, or 9%, to £1,724 million in 2003, from £1,888 million in 2002. Administration and other expenses as a percentage of sales decreased to 43% in 2003, from 44% in 2002. Included within administration and other expenses is the charge for goodwill amortization and impairment relating to subsidiaries. Total goodwill amortization, including that relating to associates (£7 million in 2003; £48 million in 2002) decreased by £66 million to £264 million in 2003, from £330 million in 2002. The main reason for this decrease over last year is Family Education Network and our interest in Marketwatch, where the final amortization charges were incurred in the first half of 2003. In 2002, we also took a goodwill impairment charge of £10 million relating to a subsidiary of Recoletos in Argentina while in 2003 no impairment charges were deemed necessary. Also included in administration and other costs are the one-off costs of integrating significant recent acquisitions into our existing businesses. The last of these significant acquisitions occurred in 2000 and the final costs of integration of £10 million relating to Pearson NCS and Dorling Kindersley were incurred in 2002 with no further charges in 2003.
      After excluding goodwill charges and integration costs, administration and other expenses were £1,467 million in 2003 compared to £1,586 million in 2002. This 8% improvement of £129 million includes the beneficial effect of exchange rate movements, the results of cost saving measures taken in 2002 and 2003 and a reduced spend on internet enterprises.
      Other Operating Income. Other operating income mainly consists of sub-rights and licensing income and distribution commissions. Other operating income decreased to £51 million in 2003 from £59 million in 2002 with the decrease coming at both Pearson Education and Penguin where distribution commissions we receive for distributing third parties’ books has continued to decline.

Operating Profit/ Loss
      The total operating profit in 2003 of £226 million compares to a profit of £143 million in 2002. This 58% increase was principally due to a £76 million reduction in the total goodwill charge and the absence of integration costs. Operating profit was adversely affected by the impact of reduced profits at Pearson Education’s Professional business, due to the absence of the prior year TSA contract, but this was offset by growth in School and Higher Education, Interactive Data and Penguin. In addition there were reduced losses following disposals and rationalization of the FT Knowledge business. In 2003, operating profit was adversely affected by the weakening of the US dollar against sterling. We estimate that had the 2002 average rates prevailed in 2003, operating profit before goodwill charges would have been £27 million greater.
      Operating profit attributable to Pearson Education increased by £31 million, or 41%, to £106 million in 2003, from £75 million in 2002. The increase was due to a £37 million reduction in goodwill amortization, a £7 million reduction in integration costs, increases in profit reported by the School and Higher Education businesses of £12 million and £6 million respectively and the cessation of losses from FT Knowledge (a £12 million loss in 2002). Offsetting these favorable variances was the sharp reduction in profits in the Professional business of £43 million caused by both the absence of the prior year contribution from the TSA contract and further current year TSA contract close-out costs.
      Operating profit attributable to the FT Group increased by £45 million to £50 million in 2003, from £5 million in 2002. The increase was largely due to a £39 million reduction in goodwill amortization and impairment charges. In addition a strong performance from Interactive Data was enough to offset the increased losses at the Financial Times newspaper following a continuing decline of the business advertising market.
      Operating profit attributable to the Penguin Group increased by £4 million, or 6%, to £70 million in 2003, from £66 million in 2002. The profit increase reflected the continued growth in sales and improved margins.
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

Non-operating Items
      Profit before taxation on the sale of fixed assets, investments, businesses and associates was £6 million in 2003 compared to a loss of £37 million in 2002. In 2003 the principal item was a profit of £12 million on the sale of an associate investment in Unedisa by Recoletos. In 2002, the principal items were a profit of £18 million relating to the completion of the sale of the RTL Group and a provision of £40 million for the loss on sale of our Forum business, which completed in January 2003. Other items in 2002 included a loss on sale of PH Direct of £8m, a profit of £3 million on finalization of the sale of the Journal of Commerce by the Economist and various smaller losses on investments and property.

Net Finance Costs
      Net finance costs consist primarily of net interest expense related to our borrowings. Our total net interest payable decreased by £51 million, or 39%, to £80 million in 2003, from £131 million in 2002. Our average net debt decreased by £157 million from £1,891 million in 2002 to £1,734 million in 2003, while our year end indebtedness (excluding finance leases) decreased to £1,361 million in 2003 compared to £1,408 million in 2002 due to foreign exchange movements. Interest decreased as a result of the lower average net debt and the effect of a general fall in interest rates during the year. The weighted average three month London Interbank Offered (“LIBOR”) rate, reflecting our borrowings in US dollars, euros and sterling, fell by 75 basis points, or 0.75%. The impact of these falls was dampened by our treasury policy in 2003 of having 40-65% of net debt at fixed interest rates. As a result, our net interest rate payable averaged approximately 4.6% in 2003, improving from 5.0% in 2002. During 2002 we took an additional one-off charge of £37 million for cancellation of certain swap contracts and the early repayment of debt following the re-balancing of the Group’s debt portfolio on the receipt of the RTL Group proceeds. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowing” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Taxation
      The overall taxation charge for 2003 was £75 million, compared to a charge of £64 million in 2002. In 2003 the Group recorded a total pre-tax profit of £152 million and the high rate of tax came about mainly because there was only very limited tax relief available for goodwill charged in the profit and loss account. The total tax charge in 2003 also included credits of £56 million relating to prior year items; these reflect a combination of settlements with the Inland Revenue authorities and changes to deferred tax balances. In 2002 there was a total pre-tax loss of £25 million, which was also the result of only very limited tax relief available for goodwill. In 2002 there was also a tax credit of £45 million attributable to the resolution of the tax position on the disposal in 1995 of the group’s remaining interest in BSkyB.

Minority Interests
      Minority interests principally consist of the public’s 39% interest in Interactive Data and 21% interest in Recoletos.

Profit for the Financial Year
      The profit for the financial year after taxation and equity minority interests in 2003 was £55 million compared to a loss in 2002 of £111 million. The overall change of £166 million was mainly due to the reduced goodwill amortization and impairment charges and lower interest payments. There was also a profit on the sale of fixed assets, investments, businesses and associates in 2003 compared to the loss in 2002.

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

Exchange Rate Fluctuations
      The weakening of the US dollar against sterling on an average basis had a negative impact on reported sales and profits in 2003 compared to 2002. We estimate that if the 2002 average rates had prevailed in 2003, sales would have been higher by £181 million and operating profit would have been higher by £27 million. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and Operating Profit by Division
      The following table summarizes our operating profit and results from operations for each of Pearson’s divisions. Results from operations are included as they are a key financial measure used by management to evaluate performance and allocate resources to business segments, as reported under SFAS 131. Since 1998 we have reshaped the Pearson portfolio by divesting of non-core interests and investing in educational publishing and testing, consumer publishing and business information companies. During this period of transformation management have used results from operations to track underlying core business performance. Results from operations are determined by adding back to total operating profit costs or charges arising from significant acquisition activity, typically goodwill amortization charges and integration costs. This enables management to more easily track the underlying operational performance of the group. A reconciliation of results from operations to operating profit is included in the table below:

	Year Ended December
	31

			2002

	2003

	£m	%	£m	%
Results from operations
Pearson Education	313	68	326	70
FT Group	58	12	51	11
The Penguin Group	91	20	87	19

Pearson Group	462	100	464	100

Less:
1) Goodwill Amortization
Pearson Education	207		244
FT Group	30		49
The Penguin Group	21		18

Pearson Group	258		311

2) Goodwill Impairment
Pearson Education	—		—
FT Group	—		10
The Penguin Group	—		—

Pearson Group	—		10

3) Integration Costs
Pearson Education	—		7
FT Group	—		—
The Penguin Group	—		3

Pearson Group	—		10

Operating profit from continuing operations
Pearson Education	106	52	75	56
FT Group	28	14	(8)	(6)
The Penguin Group	70	34	66	50

Pearson Group	204	100	133	100

Discontinued Operations (Recoletos and Television)	22		10
Total operating profit	226		143

Non operating items	6		(37)
Net Finance Costs	(80)		(131)
Profit/(Loss) before taxation	152		(25)

Pearson Education
      Pearson Education’s sales decreased by £305 million, or 11%, to £2,451 million in 2003 from £2,756 million in 2002, as good growth in our School and Higher Education businesses was reduced due to the effect of the weakening US dollar and the Professional business did not fill the gap left by the absence of the TSA contract. Pearson Education’s 2003 sales comprised 61% of Pearson’s total sales. Results from operations decreased by £13 million or 4% from £326 million in 2002 to £313 million in 2003. The decrease can be attributed to the reduction at the Professional business caused by both the absence of the prior year contribution from the TSA contract and further TSA contract close out costs recognized this year. Offsetting this were strong performances in School and Higher Education as margins improved and reduced losses at FT Knowledge following disposals and reorganization of that business.
      The School business sales increased by £25 million, or 2%, to £1,176 million in 2003, from £1,151 million in 2002 and results from operations increased by £12 million, or 10%, to £127 million in 2003 from £115 million in 2002. Both sales and results were adversely affected by the weakening US dollar and we estimate that had 2002 average rates prevailed in 2003 then sales would have been approximately £72 million higher than reported and results from operations £8 million higher than reported. In the US our textbook publishing business grew as our Pearson Scott Foresman and Pearson Prentice Hall imprints increased revenues ahead of the overall basal market growth. Our new elementary social studies program took a market share of more than 50% in adoption states, helping Pearson to take the leading position in new adoptions with a share of approximately 29%. Sales at our supplementary publishing business were lower than in 2002 as we discontinued some unprofitable product lines and were affected by industry-wide weakness in state budgets. Although the same pressures reduced sales at our School digital learning business, strong cost management enabled it to return to a small profit in 2003. In School testing, 2003 revenues were a little ahead of 2002, and we won more than $300 million worth of new multi-year contracts which we expect will boost sales from 2005, when the US Federal Government’s No Child Left Behind accountability measures become mandatory.
      Outside the US, the School business sales increased with good growth in English Language Teaching and in our School publishing operations in Hong Kong, South Africa, the UK and Middle East. Our 75% owned UK testing business, Edexcel, contributed sales of £89 million following its acquisition in the first half of 2003.
      The Higher Education business saw a decline in sales of £3 million, to £772 million in 2003, from £775 million in 2002. Results from operations increased by £6 million, to £148 million in 2003, from £142 million in 2002. Both sales and results were adversely affected by the weakening US dollar, and we estimate that had 2002 average rates prevailed in 2003 then sales would have been approximately £49 million higher than reported and results from operations £10 million higher than reported. Though the industry growth slowed a little in 2003, we expect the long-term fundamentals of growing enrolments, a boom in community colleges and a strong demand for post-secondary qualifications to more than offset the impact of state budget weakness and rising tuition fees.
      Our Higher Education business also benefited from a strong schedule of first editions including Faigley’s Penguin Handbook in English Composition, Wood & Wood’s Mastering World Psychology and Jones & Wood’s Created Equal in American History. The use of technology continues to distinguish our learning programs, with almost one million students now following their courses through our paid-for online sites, an increase of 30% on last year, and a further 1.4 million using our free online services. Our market-leading custom publishing business, which creates personalized textbook and online packages for individual professors and faculties, grew revenues by 35%, with sales exceeding $100m for the first time. Outside the US, our Higher Education imprints saw strong growth in key markets including Europe and Canada, solid local publishing and the introduction of our custom publishing model.
      Sales and results from operations were significantly lower in our Professional business, caused by both the absence of the prior year contribution from the TSA contract and the further current year close out costs, together with the impact of the weakening US dollar. Sales decreased by £281 million, to £503 million in 2003, from £784 million in 2002. Results from operations decreased by £43 million, to £38 million in 2003, from £81 million in 2002. Excluding the effect of the TSA contract, our Government Solutions business grew by 39%, benefiting from new contracts with the Department of Health and Human Services and the USAC. The Professional Testing business, which had revenues of approximately $100 million in 2003, 51% higher than in 2002 excluding TSA, won more than $600 million of new long-term contracts. These include testing learner drivers for the UK’s Driving Standards Agency, business school applicants for the Graduate Management Admissions Test and securities professionals for the National Association of Securities Dealers. In 2004 we will invest in the expansion of our international network of testing centers to support these contracts, from which we expect to generate significant revenue and profit growth from 2005. Our worldwide technology publishing operations maintained margins despite a drop in revenues. After a severe three-year technology recession, in which our publishing revenues have fallen by 36%, the rate of decline now appears to be slowing, particularly in the United States.

FT Group
      Sales at the FT Group (excluding discontinued businesses) increased £10 million or 2%, from £578 million in 2002 to £588 million in 2003 and results from operations increased by £7 million, or 14%, from £51 million in 2002 to £58 million in 2003. The main contributors to the sales increase was Interactive Data. Interactive Data posted a 10% sales increase despite the negative impact of exchange as it benefited from the acquisition of ComStock, in February 2003. For our business newspapers, 2003 was the third year of a corporate advertising recession which has seen advertising volumes at the Financial Times fall almost two-thirds since their peak in 2000. To compensate for this, we have reduced the FT’s cost base by more than £100 million over the same period.
      Results from operations at the Financial Times (“FT”) decreased by £9 million over 2002 as advertising revenues fell by £23m and we invested some £10m in the newspaper’s continued expansion around the world. Advertising revenues were down 15% as industry conditions remained tough for the FT’s key advertising categories of corporate finance, technology and business to business. The advertising declines were significantly worse immediately before and during the war in Iraq, but the rate of decline began to slow towards the end of the year, helped by growth in US, online and recruitment advertising. The newspaper’s circulation in the six months ended January 31, 2004 was 433,000, 4% lower than in the same period last year, although FT.com’s subscribers are some 50% higher at 74,000. The launch of our Asian edition in September 2003 completed the FT’s global network of four regional newspaper editions, backed up by a single editorial, commercial and technology infrastructure and by FT.com.
      Results from operations at Les Echos decreased from 2002, reflecting continuing declines in advertising revenues and investment in the newspaper’s relaunch. Average circulation for the year was down 4% to 116,400, but the September 2003 relaunch generated a positive response, with newsstand sales in the final quarter up 4% against a market decline of 6%. Despite a continued decline in the advertising market, FT Business posted profit growth, due to tight cost management.
      Results from operations at the FT’s associates and joint ventures showed a profit of £3 million (£6 million loss in 2002) with good progress at FT Deutschland, our joint venture with Gruner + Jahr, and at the Economist Group, in which Pearson owns a 50% interest. FT Deutschland’s average circulation for 2003 was 92,000, an increase of 9% on the previous year and advertising revenues increased in a declining market. The Economist Group increased its results from operations despite further revenue declines, reflecting additional measures to reduce costs. The Economist’s circulation growth continued, with average weekly circulation 3% higher at 908,000.
      Interactive Data grew its sales in a declining market for the fourth consecutive year. Sales increased by 10% and results from operations increased by 16%, despite continuing weakness in the market for financial services as institutions focused on containing costs. The performance was helped by strong institutional renewal rates, which continue to run at more than 95%, the addition of new asset classes to its core pricing services, the successful launch of new services and the acquisition of ComStock. Interactive Data continued to extend its range of services by marketing new products such as the Fair Value Information service, which has been installed in many leading financial institutions, as well as by enhancing existing products at CMS BondEdge with a new credit risk module and at eSignal with increased international exchange data. Interactive Data further enhanced its product offering with the acquisition of ComStock’s real-time market data services.
      In December 2004 we announced our intention to sell our shareholding in Recoletos, our 79%-owned Spanish media group. The sale was completed in early April 2005. The results of Recoletos have been included as a discontinued business in the financial statements.

The Penguin Group
      The Penguin Group increased sales to £840 million in 2003 from £838 million in 2002 and increased its results from operations to £91 million in 2003 from £87 million in 2002. In the US, our largest market, accounting for around two-thirds of sales, our best ever schedule of new titles enabled Penguin to grow ahead of the industry despite tough conditions for backlist publishing. In the UK our backlist performed well, helped by the relaunch of Penguin Classics and BBC’s The Big Read.
      Penguin’s best-selling books included Sue Monk Kidd’s debut novel The Secret Life of Bees (2.3 million copies sold), John Steinbeck’s East of Eden(1.5 million), Al Franken’s Lies and the Lying Liars Who Tell Them (1.1 million), Scott Berg’s Kate Remembered (0.5 million), Paul Burrell’s A Royal Duty (0.9 million), Madonna’s The English Roses and Mr Peabody’s Apples (1.2 million) and Michael Moore’s Stupid White Men (0.8 million). Dorling Kindersley faced a tough backlist market but benefited from three major new titles: America 24/7, Tom Peters’ Re-Imagine! and an e-Encyclopaedia published in association with Google.
      We increased spending on authors’ advances as we invested in a number of new imprints including Portfolio (business books), Gotham (non-fiction), and The Penguin Press (non-fiction), which has already signed almost 100 authors, including Alexandra Fuller, Ron Chernow and John Berendt. We signed new multi-book deals with a number of our most successful authors including Catherine Coulter and Nora Roberts, whose books have spent a total of 71 weeks at number one on the New York Times bestseller list.
Liquidity and Capital Resources

Cash Flows and Financing
      Net cash inflow from operating activities increased by £171 million, or 48%, to £530 million in 2004, from £359 million in 2003. This cash inflow was aided by collection of the $151 million receivable in respect of the TSA contract. Cash flows within Pearson Education and IDC in particular continued to be strong despite the weakness of the US dollar reducing the value of our cash flows in sterling terms. Even excluding the impact of collecting the TSA receivable, working capital continued to improve. On an average basis, the working capital to sales ratio for our book publishing businesses improved from 32.8% to 32.3%. Compared to 2002, the net cash inflow from operating activities in 2003 decreased by £170 million, or 32%, to £359 million from £529 million. This reflected close-out payments to creditors in respect of the TSA contract and the concentration of the Penguin publishing schedule in the fourth quarter which pushed cash collection from debtors into 2004.
      Net interest paid was £85 million in 2004 compared to £76 million in 2003 and £140 million in 2002. The 12% increase in 2004 over 2003 reflected the year on year increase in interest rates, while the 2003 decrease compared to 2002 benefited from the full year effect of the 2002 debt repayment using the proceeds of the RTL Group sale and the non recurrence of £37 million of swap close-out costs.
      In 2004 capital expenditure was in excess of depreciation due to up-front expenditure on our Professional testing contracts and continued upgrading of our facilities and equipment. Capital expenditure was £125 million in 2004 compared to £105 million in 2003 and £126 million in 2002.
      The acquisition of subsidiaries accounted for a cash outflow of £35 million in 2004 against £94 million in 2003 and £87 million in 2002. The principal acquisitions in 2004 were of KAT and Dominie Press for £10 million each by Pearson Education and FutureSource by Interactive Data for £9 million. The principal acquisitions in 2003 were of ComStock by Interactive Data for net cash of £68 million and 75% of Edexcel by Pearson Education for net cash of £16 million. The largest acquisition in 2002 was the purchase of Merrill Lynch’s Securities Pricing Services by Interactive Data for net cash of £30 million. The sale of subsidiaries and associates produced a cash inflow of £24 million in 2004 against £53 million in 2003 and £923 million in 2002. All the proceeds in 2004 relate to the sale of Argentaria Cartera by Recoletos. The principal disposal in 2003 was the sale of Unedisa by Recoletos. Virtually all the proceeds in 2002 relate to the sale of the RTL Group.

      The cash outflow from financing of £59m in 2004 reflects the repayment of one €550 bond offset by the proceeds from the issue of new $350 million and $400 million bonds. The cash inflow from financing of £64 million in 2003 largely reflects the issue in the year of a $300 million bond as we took advantage of favorable market conditions, offset by the repayment of a €250 million bond. The outflow of £663 million in 2002 was due to the repayment of loans and bonds using the proceeds from the sale of RTL Group. Bonds are issued as part of our overall financing program to support general corporate expenditure.

Capital Resources
      Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December. Based on a review of historical trends in working capital requirements and of forecast monthly balance sheets for the next 12 months, we believe that we have sufficient funds available for the group’s present requirements, with an appropriate level of headroom given our portfolio of businesses and current plans. Our ability to expand and grow our business in accordance with current plans and to meet long-term capital requirements beyond this 12-month period will depend on many factors, including the rate, if any, at which our cash flow increases and the availability of public and private debt and equity financing, including our ability to secure bank lines of credit. We cannot be certain that additional financing, if required, will be available on terms favorable to us, if at all.
      At December 31, 2004, our net debt (excluding finance leases) was £1,206 million compared to net debt of £1,361 million at December 31, 2003. Net debt is defined as all short-term, medium-term and long-term borrowing, less all cash and liquid resources. Liquid resources comprise short-term deposits of less than one year and investments that are readily realizable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to £1,819 million at December 31, 2004, compared to £1,922 million at December 31, 2003. At December 31, 2004, cash and liquid resources were £613 million, compared to £561 million at December 31, 2003.
      The following table summarizes the maturity of our borrowings and our obligations under non-cancelable operating leases.

	At December 31, 2004

				Two to	After
		Less Than	One to	Five	Five
	Total	One Year	Two Years	Years	Years

	£m	£m	£m	£m	£m
Gross borrowings:
Bank loans, overdrafts and commercial paper	169	107	—	62	—
Variable rate loan notes	—	—	—	—	—
Bonds	1,650	—	130	671	849
Lease obligations	1,051	115	101	250	585

Total	2,870	222	231	983	1,434

      The group had capital commitments for fixed assets, including finance leases already under contract, of £6 million. There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal claims. None of these claims or guarantees is expected to result in a material gain or loss.
      The Group does not have any off-balance sheet arrangements, as defined by the SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations”, that have or are reasonably likely to have a material current or future effect on the Group’s financial position or results of operations.
      The group is committed to a quarterly fee of 0.125% on the unused amount of the group’s bank facility.

Borrowings
      We have in place a $1.85 billion term revolving credit facility, which matures in July 2009. At December 31, 2004, approximately $1.23 billion was available under this facility. This included allocations to refinance short-term borrowings not directly drawn under the facility. The credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:
      We must maintain the ratio of our profit before interest and tax to our net interest payable at no less than 3:1; and
      We must maintain the ratio of our net debt to our EBITDA, which we explain below, at no more than 4:1.
      The covenants provide for the exclusion from the ratio calculations of specified amounts of internet related expenditures. “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. We are currently in compliance with these covenants.

Treasury Policy
      We hold financial instruments for two principal purposes: to finance our operations and to manage the interest rate and currency risks arising from our operations and from our sources of financing.
      We finance our operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. We borrow principally in US dollars, sterling and euro at both floating and fixed rates of interest, using derivatives, where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally interest rate swaps, interest rate caps and collars, currency swaps and forward foreign exchange contracts. For a more detailed discussion of our borrowing and use of derivatives, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Related Parties
      There were no significant or unusual related party transactions in 2004, 2003 or 2002. Refer to note 30 in “Item 17. Financial Statements.”.
Accounting Principles
      The following summarizes the principal differences between UK GAAP and US GAAP in respect of our financial statements. For further details refer to note 34 in “Item 17. Financial Statements”.
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
      Under UK GAAP, the Group reviews the recoverability of goodwill where there is a triggering event to indicate a potential impairment or where there has been a previous impairment. These reviews are based on estimated discounted future cash flows from operating activities compared with the carrying value of goodwill, and any impairment is recognized on the basis of such comparison. Under US GAAP, a two stage impairment test is required at least annually under SFAS 142, which was adopted by the Group as of January 1, 2002. The Group performed the transitional impairment test under SFAS 142 by comparing the carrying value of each reporting unit with its fair value as determined by discounted future cash flows. The Group also completed the annual impairment tests required by SFAS 142 at the end of 2004, 2003 and 2002.
      Under UK GAAP, FRS 19, “Deferred Taxation”, which was adopted for the year ended December 31, 2002 requires a form of full provision to be made for deferred taxes. Deferred taxes are to be accounted for on all timing differences with deferred tax assets recognized to the extent that they are more likely than not recoverable against future taxable profits. Deferred tax assets not considered recoverable are adjusted for through a separate valuation allowance in the balance sheet. Under US GAAP, deferred taxes are accounted for in accordance with SFAS 109, “Accounting for Income Taxes” with a full provision also made for deferred taxes on all timing differences and a valuation allowance established for the amount of the deferred tax assets not considered recoverable. This is similar to the treatment required under FRS 19. The primary differences relate to the deferred tax on intangible assets, which are not recorded under UK GAAP and changes in estimates in respect of deferred tax balances relating to business combinations in prior years, which are required to be adjusted against goodwill under US GAAP. Deferred tax may also arise in relation to timing differences of other adjustments required under US GAAP.
      Under UK GAAP, there are no specific criteria, which must be fulfilled in order to record derivative contracts such as interest rate swaps, currency swaps and forward currency contracts as a hedging instrument. Accordingly, based upon our intention and stated policy with respect to entering into derivative transactions, they have been recorded as hedging instruments for UK GAAP. This means that unrealized gains and losses on these instruments are typically deferred and recognized when realized. Under US GAAP, we have adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” and its related guidance. During 2003 and 2002, our derivative contracts did not meet the prescribed criteria for hedge accounting, and have been recorded at market value at each period end, with changes in their fair value being recorded in the profit and loss account. In 2004 the Group met the prescribed designation requirements and hedge effectiveness tests under US GAAP for certain of its derivative contracts. As a result, the movements in the fair value of the effective portion of fair value hedges and net investment hedges have been offset in earnings and other comprehensive income respectively by the corresponding movement in the fair value of the underlying bond or asset.
      Finance lease rentals are capitalised at the net present value of the total amount of rentals payable under the leasing agreement (excluding finance charges) and depreciated over the period of the lease (if in respect of property) or the useful economic life of the asset (if in respect of plant and equipment). Finance charges are written off over the period of the lease in reducing amounts in relation to the written down carrying cost. Operating lease rentals are charged to the profit and loss on a straight-line basis over the duration of each lease term.
      Under UK GAAP, the cost of providing pension benefits is expensed over the average expected remaining service lives of eligible employees, using long-term actuarial assumptions. Under US GAAP, the annual pension costs comprise the estimated cost of benefits accruing in the period, and actuarial assumptions are adjusted annually to reflect current market and economic conditions. Additionally, under US GAAP, if the fair value of a pension plan’s assets is below the plan’s accumulated benefit obligation, a minimum pension liability is required to be recognized in the balance sheet. Unrecognized gains or losses outside the 10% corridor are spread over the employees’ remaining service lifetimes.
      Under UK GAAP, no compensation costs associated with non-qualified stock option plans are recognized if the exercise price of the option at the date of grant is equal to or greater than the market value on that date.

Under US GAAP, we have adopted the fair value method of accounting for options. Compensation expense is determined based upon the fair value at the grant date, and has been estimated using the Black Scholes model. Compensation cost is recognized over the service life of the awards, which is normally equal to the vesting period. Compensation expense is also recognized under US GAAP with respect to UK qualified non-compensatory plans, such as the Save as You Earn option plan and the Worldwide Save for Shares plan, as these plans offer employees a discount of greater than 5% of market value at the date of grant.
      For a further explanation of the differences between UK GAAP and US GAAP see note 34 to the consolidated financial statements.

Recent U.S. Accounting Pronouncements
      In December 2003, the FASB issued FIN 46R “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”, which clarifies the application of the consolidation rules to certain variable interest entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. The effective date for public companies is the end of the first reporting period ending after March 15, 2004, except that all public companies must, at a minimum, apply the provisions to entities that were previously considered “special-purpose entities” by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R did not have a material impact on the financial position, cash flows or results of the Group under US GAAP as at December 31, 2004.
      In May 2004, the FASB issued FSP No. 106-2 (“FSP 106-2”), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the “Medicare Act”). The Medicare Act was enacted December 8, 2003. FSP 106-2 supersedes FSP 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” and provides authoritative guidance on accounting for the federal subsidy specified in the Medicare Act. The Medicare Act provides for a federal subsidy equal to 28% of certain prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D, beginning in 2006. The adoption of FSP 106-2 did not have a material impact on the financial position, cash flows or results of the Group under US GAAP as at December 31, 2004.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Group is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not expect SFAS 151 to have a material impact.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non monetary Assets — An Amendment of APB Opinion No. 29, Accounting for Non monetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for non monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Non monetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after

June 15, 2005. The Group is currently evaluating the effect that the adoption of SFAS 153 will have but does not expect it to have a material impact.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Group is currently evaluating the impact of adoption of SFAS 123(R) will have, but because it already applies the requirements SFAS 123 it does not expect adoption of the new standard to have a material impact.

Recent UK and International Accounting Pronouncements
      In December, 2003, UITF 38, “Accounting for ESOP trusts”, was issued by the Urgent Issues Task Force of the UK Accounting Standards Board. The consensus is that parent company shares held in trust should be treated as treasury shares and deducted from shareholders’ funds rather than being held as fixed asset investments. The Group adopted UITF 38 in 2004 and has re-stated the 2003 and 2002 comparatives accordingly (seen notes 24 and 34 in “Item 17. Financial Statements”).
      FRS 20 (IFRS 2), “Share-based payment”, was issued by the ASB on April 7, 2004. It is effective for listed entities for accounting periods beginning on or after January 2005. It deals with the accounting for transactions where an entity obtains goods or services from other parties (including employees or suppliers) in consideration for the entity’s equity instruments (including shares or share options) or cash-settled amounts based on the value of the entity’s equity instruments. It represents a significant change from current practice in the UK under UITF Abstract 17, where the charge is based on the intrinsic value of the share option (fair value of the share at the date of grant less exercise price). Use of the fair value of share options is expected to generally result in higher charges in the profit and loss account for share compensation. We are currently considering the impact of this standard.
      The following Financial Reporting Standards have recently been issued by the ASB. These accounting standards all mirror International Accounting Standards and will be adopted by the group as part of the transition to IFRS as noted below:

•	FRS 21 (IAS 10), “Events after the balance sheet date”;

•	FRS 22 (IAS 33), “Earnings per share”;

•	FRS 23 (IAS 21), “The effects of changes in foreign exchange rates”;

•	FRS 24 (IAS 29), “Financial reporting in hyperinflationary economies”;

•	FRS 25 (IAS 32), “Financial instruments; presentation and disclosure”;

•	FRS 26 (IAS 39), “Financial instruments; measurement”.
      In common with other listed companies governed by the law of an EU member state, for financial years beginning on or after January 1, 2005 the Group will be required to prepare its financial statements in accordance with international accounting standards adopted at the European level (endorsed IAS’s or IFRS’s). This requirement will therefore first be applicable to the Group’s financial statements for the year ended December 31, 2005.
      Full details of the impact of IFRS on the Group’s 2004 financial statements are available on our website, www.pearson.com/ifrs. The information on this website is not incorporated by reference into this report.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
      We are managed by a board of directors and a chief executive who reports to the board and manages through a management committee. We refer to the executive director members of the board of directors, the most senior executives from each of our three main operating divisions and the chairman of the board of directors as our “senior management”.
      The following table sets forth information concerning senior management, as of April 2005.

Name	Age	Position

Dennis Stevenson	59	Chairman
Marjorie Scardino	58	Chief Executive
David Bell	58	Director for People and Chairman of the FT Group
Terry Burns	61	Non-executive Director
Patrick Cescau	56	Non-executive Director
Rona Fairhead	43	Chief Financial Officer
Susan Fuhrman	61	Non-executive Director
John Makinson	50	Chairman and Chief Executive Officer, Penguin Group
Reuben Mark	66	Non-executive Director
Vernon Sankey	55	Non-executive Director
Rana Talwar	57	Non-executive Director
      Dennis Stevenson was appointed a non-executive director in 1986 and became chairman in 1997. He is a member of our treasury committee and chairman of the nomination committee. He is also chairman of HBOS plc and a non-executive director of Manpower Inc. in the US. On February 27, 2005 Pearson announced that Dennis intends to retire later in the year.
      Marjorie Scardino joined the board and became chief executive in January 1997. She is a member of our nomination committee. She was chief executive of The Economist Group from 1993 until joining Pearson. She is also a non-executive director of Nokia Corporation.
      David Bell became a director in March 1996. He is chairman of the FT Group, having been chief executive of the Financial Times from 1993 to 1998. In July 1998, he was appointed our director for people with responsibility for the recruitment, motivation, development and reward of employees across the Pearson Group. He is also a non-executive director of VITEC Group plc and chairman of the International Youth Foundation.
      Terry Burns became a non-executive director in May 1999 and our senior independent director in February 2004. He currently serves on the audit, nomination and personnel committees. He was the UK government’s chief economic advisor from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is non-executive chairman of Abbey National plc and Glas Cymru Limited and a non-executive director of Banco Santander Central Hispana and The British Land Company PLC.
      Patrick Cescau became a non-executive director in April 2002. He joined our audit committee in January this year, and is also a member of the nomination committee. He joined Unilever in 1973, latterly serving as Finance Director until January 2001, at which time he was appointed Director of Unilever’s Foods Division. He is currently chairman of Unilever.
      Rona Fairhead became a director and chief financial officer in June 2002. She had served as deputy finance director from October 2001. From 1996 until 2001, she worked at ICI plc, where she served as executive vice president, group control and strategy, and as a member of the executive committee from 1998.

Prior to that, she worked for Bombardier Inc. in finance, strategy and operational roles. She is also a non-executive director of HSBC Holdings plc.
      Susan Fuhrman became a non-executive director in July 2004. She is a member of our nomination committee. Susan is dean of Penn Graduate school of Education at the University of Pennsylvania. She is a member of the Board of Trustees of the Carnegie Foundation for the Advancement of Teaching, and a member of the Council for Corporate and School Partnerships of the Coca-Cola Foundation.
      John Makinson became chairman of the Penguin Group in May 2001 and its chief executive officer in June 2002. He was appointed chairman of Interactive Data in December 2002. He served as Pearson Finance Director from March 1996 until June 2002. From 1994 to 1996 he was managing director of the Financial Times, and prior to that he founded and managed the investor relations firm Makinson Cowell. He is also a non-executive director of George Weston Limited in Canada.
      Reuben Mark became a non-executive director in 1988 and currently serves on the audit and nomination committees and as chairman of the personnel committee. He became chief executive of the Colgate Palmolive Company in 1984, and chairman in 1986. He has held these positions since then. He is also a director of Time Warner Inc.
      Vernon Sankey became a non-executive director in 1993 and currently serves as chairman of the audit committee and as a member of the treasury and nomination committees. He was previously chief executive of Reckitt & Colman plc and is chairman of Photo-Me International plc. He is also a non-executive director of Taylor Woodrow plc and Zurich Financial Services AG.
      Rana Talwar became a non-executive director in March 2000 and currently serves on the personnel, nomination and treasury committees. He is currently chairman of Sabre Capital. He served as group chief executive of Standard Chartered plc from 1998 until 2001, and was at Citicorp from 1969 to 1997, where he held a number of senior international management roles.
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

Remuneration Policy
      Pearson seeks to generate a performance culture by developing programs that support its business goals and rewarding their achievement. It is the company’s policy that total remuneration (base compensation plus short-term and long-term incentives) should reward both short and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.
      The company’s policy is that base compensation should provide the appropriate rate of remuneration for the job, taking into account relevant recruitment markets and business sectors and geographic regions. Benefit programs should ensure that Pearson retains a competitive recruiting advantage.
      Share ownership is encouraged throughout the company. Equity-based reward programs align the interests of directors, and employees in general, with those of shareholders by linking rewards with Pearson’s financial success.
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
      It is the company’s policy that its benefit programs should be competitive in the context of the local labor market, but as an international company we recognize the requirements, circumstances and mobility of individual executives.

Annual Bonus
      The committee establishes the annual bonus plans for the executive directors, chief executives of the company’s principal operating companies and other members of the Pearson Management Committee, including performance measures and targets and the amount of bonus that can be earned. The performance targets relate to the company’s main drivers of business performance at both the corporate and operating company level.
      For 2005, the performance measures for Pearson plc are sales, growth in underlying adjusted earnings per share, cash flow and working capital as a ratio to sales. For subsequent years, the measures will be set at the time.
      For 2005, the committee reviewed the target annual bonus opportunity for the CEO, based on an assessment of market practice by Towers Perrin, and increased it from 75% to 100% of base salary.
      The committee is satisfied with the CEO’s resulting target total direct compensation relative to the market and the increase in the proportion of her compensation that is performance-related. The target annual incentive opportunity for the other executive directors and other members of the Pearson Management Committee remains 75% of salary. The maximum bonus for performance in excess of target remains in all cases, including the CEO, 150% of salary.
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

      The annual bonus share matching plan permits executive directors and senior executives around the Group to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the company’s adjusted earnings per share increase in real terms by at least 3% per annum, the company will match them on a gross basis of one share for every two held after three years, and another one for two originally held (i.e. a total of one-for-one) after five years.

The Long-Term Incentive Plan
      Executive directors, senior and other executives and managers are eligible to participate in Pearson’s long-term incentive plan introduced in 2001. The plan consists of two parts: stock options and/or restricted stock. The aim is to give the committee a range of tools with which to link corporate performance to management’s long-term reward in a flexible way. The principles underlying it are as follows:

•	the Personnel Committee establishes guidelines that set out the maximum expected value of awards each year using an economic valuation methodology for fixing the relative values of both option grants and restricted stock awards;

•	the maximum expected value of awards for executive directors is based on assessment of market practice for comparable companies;

•	no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson’s share plans in any ten-year period commencing in January 1997;

•	awards of restricted stock are satisfied using existing shares.
      For stock options, within this overall 10% limit, up to 1.5% of new issue equity may be placed under option under the plan in any year, subject to the company’s earnings per share performance. No options may be granted unless the company’s adjusted earnings per share increase in real terms by at least 3% per annum over the three-year period prior to grant.
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
      The terms of the agreements permit the company to terminate these agreements by giving 12 months’ notice, although there may be circumstances when a longer notice period may be justified. The agreements also specify the compensation payable by way of liquidated damages in circumstances where the company terminates agreements without notice or cause. The compensation payable in these circumstances is typically 100% of annual salary, 100% of other benefits, and a proportion of potential bonus.
      For health reasons, Peter Jovanovich stood down as a director of the company on January 31, 2005, but remains entitled to contractual short- and long-term disability and other benefits. These arrangements are set out in an agreement dated January 28, 2005 between the company and Mr Jovanovich. The major terms of this agreement are set forth in “Item 10. Additional Information — material contracts”.

Retirement Benefits
      We describe the retirement benefits for each of the executive directors.
      Executive directors participate in the approved pension arrangements set up for Pearson employees. Marjorie Scardino, John Makinson, Rona Fairhead and Peter Jovanovich will also receive benefits under unapproved arrangements because of the cap on the amount of benefits that can be provided from the approved arrangements in the US and the UK.
      The pension arrangements for all the executive directors include life insurance cover while in employment, and entitlement to a pension in the event of ill-health or disability. A pension for their spouse and/or dependents is also available on death.
      In the US, the approved defined benefit arrangement is the Pearson Inc. Pension Plan. This plan provides a lump sum convertible to a pension on retirement.
      The lump sum accrued at 6% of capped compensation until December 31, 2001 when further benefit accruals ceased. Normal retirement is age 65 although early retirement is possible subject to a reduction for early payment. No increases are guaranteed for pensions in payment. There is a spouse’s pension on death in service and the option to provide a death in retirement pension by reducing the member’s pension.
      The approved defined contribution arrangement in the US is a 401(k) plan. At retirement, the account balances will be used to provide benefits. In the event of death before retirement, the account balances will be used to provide benefits for dependants.
      In the UK, the approved scheme is the Pearson Group Pension Plan and executive directors participate in the Final Pay section. Normal retirement age is 62 but, subject to company consent, retirement is possible after age 50. The accrued pension is reduced on retirement prior to age 60. Pensions in payment are guaranteed to increase each year at 5% or the increase in the Index of Retail Prices, if lower. Pensions for a member’s spouse, dependent children and/or nominated financial dependent are payable in the event of death.

Marjorie Scardino
      Marjorie Scardino participates in the Pearson Inc. Pension Plan and the approved 401(k) plan. Additional pension benefits will be provided through an unfunded unapproved defined contribution plan and a funded defined contribution plan approved by the UK Inland Revenue as a corresponding scheme to replace part of the unfunded plan. The account balance of the unfunded unapproved defined contribution plan is determined by reference to the value of a notional cash account that increases annually by a specified notional interest rate. This plan provides the opportunity to convert a proportion of this notional cash account into a notional share account reflecting the value of a number of Pearson ordinary shares. The number of shares in the notional share account is determined by reference to the market value of Pearson shares at the date of conversion.

David Bell
      David Bell is a member of the Pearson Group Pension Plan. He is eligible for a pension of two-thirds of his final base salary at age 62 due to his long service but early retirement with a reduced pension before that date is possible, subject to company consent.

Rona Fairhead
      Rona Fairhead is a member of the Pearson Group Pension Plan. Her pension accrual rate is 1/30th of pensionable salary per annum, restricted to the earnings cap introduced by the Finance Act 1989. The company also contributes to a Funded Unapproved Retirement Benefits Scheme (FURBS) on her behalf. In the event of death before retirement, the proceeds of the FURBS account will be used to provide benefits for her dependants.

Peter Jovanovich
      Peter Jovanovich is a member of the Pearson Inc. Pension Plan and the approved 401(k) plan. He also participates in an unfunded, unapproved Supplemental Executive Retirement Plan (SERP) that provides an annual accrual of 2% of final average earnings, less benefits accrued in the Pearson Inc. Pension Plan and US Social Security. He ceased to build up further benefits in the SERP at December 31, 2002. Additional defined contribution benefits are provided through a funded, unapproved 401(k) excess plan and an unfunded, unapproved arrangement. In the event of death while in receipt of disability benefits, the account balances in the defined contribution arrangements will be used to provide benefits for dependants. The SERP arrangement provides a spouse’s pension on death while in receipt of disability benefits and the option of a death in retirement pension by reducing the member’s pension.

John Makinson
      John Makinson is a member of the Pearson Group Pension Plan under which his pensionable salary is restricted to the earnings cap. The company ceased contributions on 31 December 2001 to his FURBS arrangement. During 2002 it set up an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for him. The UURBS tops up the pensions payable from the Pearson Group Pension Plan and the closed FURBS to target a pension of two-thirds of a revalued base salary on retirement at age 62. The revalued base salary is defined as £450,000 effective at June 1, 2002, increased at January 1, each year by reference to the increase in the Index of Retail Prices. In the event of his death a pension from the Pearson Group Pension Plan, the FURBS and the UURBS will be paid to his spouse or nominated financial dependant. Early retirement is possible from age 50, with company consent. The pension is reduced to reflect the shorter service, and before age 60, further reduced for early payment.

Chairman’s Remuneration
      Our policy is that the chairman’s pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies.
      He is not entitled to an annual bonus, retirement or other benefits. He is eligible to participate in the company’s worldwide save for shares plan on the same terms as all other eligible employees.
      For 2004, the committee’s view was that, taking into account the remuneration of chairmen in comparable positions, the appropriate total pay level was £425,000 per year.
      Having been informed of the committee’s view, the chairman indicated that he thought it was not appropriate for him to receive an increase of this magnitude in cash — a view that the committee accepted. Instead, the committee recommended to the board that the chairman’s salary should be £325,000 for 2004, an increase of £50,000, and that he should receive a one-off restricted share award of 30,000 shares. This award is linked to the company’s share price and will not be released to him unless the Pearson share price reaches £9.00 within a maximum period of three years.
      For 2005, the committee recommended to the board that the chairman’s salary should be increased towards the appropriate total pay level of £425,000 previously noted and that this increase should be delivered in Pearson shares purchased in the market at the prevailing share price. No awards of performance-related restricted shares will be granted. Full details will be set out in the report on directors’ remuneration for 2005.

Non-executive Directors
      Fees for non-executive directors are determined by the full board having regard to market practice and within the restrictions contained in the company’s articles of association. Non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of the company) and do not participate in the company’s equity-based incentive plans.

      For 2004, the non-executive directors received an annual fee of £35,000 each. Two non-UK based directors were paid a supplement of £7,000 per annum. The non-executive directors who chaired the personnel and audit committees each received an additional fee of £5,000 per annum.
      In the case of Patrick Cescau, his fee was paid over to his employer. For those non-executive directors who retained their fees personally, £10,000 of the total fee, or all of the fee in the case of Rana Talwar, was payable in the form of Pearson shares which the non-executive directors have committed to retain for the period of their directorships.
      For 2005, the chairman and the executive directors of the board reviewed the level and structure of non-executive directors’ fees, which had not been changed since January 2000. After reviewing external benchmarks, they agreed an increase in the basic fee, an increase in the fee for the committee chairmen, the introduction of separate fees for committee membership and the senior independent director and the replacement of the fee for non-UK based directors with a fee for overseas meetings. One-third of the basic fee will be paid in Pearson shares. Full details will be set out in the report on directors’ remuneration for 2005.
      Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Remuneration of Senior Management
      Excluding contributions to pension funds and related benefits, senior management remuneration for 2004 was as follows:

	Salaries/Fees	Bonus(1)	Other(2)	Total

	£’000	£’000	£’000	£’000
Chairman
Dennis Stevenson	325	—	—	325
Executive directors
Marjorie Scardino	645	831	62	1,538
David Bell	375	483	16	874
Rona Fairhead	390	503	14	907
Peter Jovanovich	473	571	8	1,052
John Makinson	460	119	212	791

Senior management as a group	2,668	2,507	312	5,487

(1)	For Marjorie Scardino, David Bell and Rona Fairhead, bonuses were related to the performance of Pearson plc.
      In the case of Peter Jovanovich and John Makinson, part of their bonuses related to the performance of Pearson Education and Penguin Group respectively and part to the performance of Pearson plc.
      For Pearson plc, growth in adjusted earnings per share at constant exchange rates and average working capital as a ratio to sales were above maximum, and growth in underlying sales and operating cash conversion were above target but below maximum.
      For Pearson Education, average working capital as a ratio to sales and operating cash conversion were above maximum, and sales and operating margin were above target but below maximum.
      For Penguin Group, growth in underlying sales, operating margin, working capital as a ratio to sales and operating cash conversion were below threshold.
      In the case of Pearson plc and Pearson Education, cash received in 2004 in relation to the outstanding receivable due from the TSA contract in 2002 was not included for bonus purposes.

(2)	Other emoluments include company car and healthcare benefits and, in the case of Marjorie Scardino, include £37,955 in respect of housing costs. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US. He received £184,517 for 2004.
Share Options of Senior Management
      This table sets forth for each director the number of share options held as of December 31, 2004 as well as the exercise price, rounded to the nearest whole penny/cent, and the range of expiration dates of these options.

	Number of			Exercise	Earliest
Director	Options	(1)		Price	Exercise Date	Expiry Date

Dennis Stevenson	3,556	b		494.8p	01/08/11	01/02/12

Total	3,556			—

Marjorie Scardino	176,556	a	*	974p	14/09/01	14/09/08
	5,660	a	*	1090p	14/09/01	14/09/08
	2,839	b		687p	01/08/05	01/02/06
	2,224	b		425p	01/08/06	01/02/07
	37,583	c		1373p	08/06/02	08/06/09
	37,583	c		1648p	08/06/02	08/06/09
	37,583	c		1922p	08/06/02	08/06/09
	36,983	c		2764p	03/05/03	03/05/10
	36,983	c		3225p	03/05/03	03/05/10
	41,550	d	*	1421p	09/05/02	09/05/11
	41,550	d	*	1421p	09/05/03	09/05/11
	41,550	d	*	1421p	09/05/04	09/05/11
	41,550	d		1421p	09/05/05	09/05/11

Total	540,194			—

David Bell	20,496	a	*	974p	14/09/01	14/09/08
	184	b	*	913p	01/08/04	01/02/05
	202	b	*	957p	01/08/04	01/02/05
	272	b		696p	01/08/05	01/02/06
	444	b		425p	01/08/06	01/02/07
	1,142	b		494.8p	01/08/07	01/02/08
	18,705	c		1373p	08/06/02	08/06/09
	18,705	c		1648p	08/06/02	08/06/09
	18,705	c		1922p	08/06/02	08/06/09
	18,686	c		2764p	03/05/03	03/05/10
	18,686	c		3225p	03/05/03	03/05/10
	16,350	d	*	1421p	09/05/02	09/05/11
	16,350	d	*	1421p	09/05/03	09/05/11
	16,350	d	*	1421p	09/05/04	09/05/11
	16,350	d		1421p	09/05/05	09/05/11

Total	181,627			—

	Number of			Exercise	Earliest
Director	Options	(1)		Price	Exercise Date	Expiry Date

Rona Fairhead	1,904	b		494.8p	01/08/07	01/02/08
	19,997	d	*	822p	01/11/02	01/11/11
	19,998	d	*	822p	01/11/03	01/11/11
	20,005	d		822p	01/11/04	01/11/11

Total	61,904			—

Peter Jovanovich	8,250	a	*	758p	12/09/00	12/09/07
	102,520	a	*	677p	12/09/00	12/09/07
	32,406	c		1373p	08/06/02	08/06/09
	32,406	c		1648p	08/06/02	08/06/09
	32,406	c		1922p	08/06/02	08/06/09
	33,528	c		2764p	03/05/03	03/05/10
	33,528	c		3225p	03/05/03	03/05/10
	31,170	d	*	$21.00	09/05/02	09/05/11
	31,170	d	*	$21.00	09/05/03	09/05/11
	31,170	d	*	$21.00	09/05/04	09/05/11
	31,170	d		$21.00	09/05/05	09/05/11
	19,998	d	*	$11.97	01/11/02	01/11/11
	19,998	d	*	$11.97	01/11/03	01/11/11
	20,004	d		$11.97	01/11/04	01/11/11

Total	459,724			—

John Makinson	20,160	a	*	487p	20/04/98	20/04/05
	36,736	a	*	584p	08/08/99	08/08/06
	73,920	a	*	677p	12/09/00	12/09/07
	30,576	a	*	974p	14/09/01	14/09/08
	4,178	b		425p	01/08/10	01/02/11
	21,477	c		1373p	08/06/02	08/06/09
	21,477	c		1648p	08/06/02	08/06/09
	21,477	c		1922p	08/06/02	08/06/09
	21,356	c		2764p	03/05/03	03/05/10
	21,356	c		3225p	03/05/03	03/05/10
	19,785	d	*	1421p	09/05/02	09/05/11
	19,785	d	*	1421p	09/05/03	09/05/11
	19,785	d	*	1421p	09/05/04	09/05/11
	19,785	d		1421p	09/05/05	09/05/11

Total	351,853			—

(1)	Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; and d long-term incentive; and * where options are exercisable.

a	Executive

Subject to any performance condition being met, executive options become exercisable on the third anniversary of the date of grant and lapse if they remain unexercised at the tenth.

Options granted prior to 1996 are not subject to performance conditions representing market best practice at that time.

The exercise of options granted since 1996 is subject to a real increase in the company’s adjusted earnings per share over any three-year period prior to exercise.

b	Worldwide save for shares

The acquisition of shares under the worldwide save for shares plan is not subject to the satisfaction of a performance target.

c	Premium priced

Subject to the performance conditions being met, Premium Priced Options (PPOs) become exercisable on the third anniversary of the date of grant and lapse if they remain unexercised at the tenth.

PPOs were granted in three tranches. For these to become exercisable, the Pearson share price has to stay above the option price for 20 consecutive days within three, five and seven years respectively. In addition, for options to be exercisable, the company’s adjusted earnings per share have to increase in real terms by at least 3% per annum over the three-year period prior to exercise.
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
Share Ownership of Senior Management
      The table below sets forth the number of ordinary shares and restricted shares held by each of our directors as at March 31, 2005. Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options for Senior Management”. The total number of ordinary shares held by senior management as of March 31, 2005 was 571,754 representing less than 1% of the issued share capital on March 31, 2005.

As at March 31, 2005	Ordinary Shares(1)	Restricted Shares(2)

Dennis Stevenson	168,190	30,000
Marjorie Scardino	145,044	975,648
David Bell	84,106	455,969
Terry Burns	4,432	—
Patrick Cescau	—	—
Rona Fairhead	15,660	444,803
Susan Fuhrman	992	—
John Makinson	124,127	511,184
Reuben Mark	15,245	—
Vernon Sankey	4,287	—
Rana Talwar	9,671	—

(1)	Amounts include shares acquired by individuals under the annual bonus share matching plan and amounts purchased in the market by individuals.

(2)	Restricted shares comprise awards made under the reward, annual bonus share matching and long-term incentive plans. The number of shares shown represents the maximum number of shares which may vest, subject to the performance conditions being fulfilled.
Employee Share Ownership Plans

Worldwide Save for Shares & US Employee Share Purchase Plans
      In 1998, we introduced a worldwide save for shares plan. Under this plan, our employees around the world have the option to save a portion of their monthly salary over periods of three, five or seven years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the commencement of the employee’s participation in the plan.
      In the United States, this plan operates as a stock purchase plan under Section 423 of the US Internal Revenue Code of 1986. This plan was introduced in 2000 following Pearson’s listing on the New York Stock Exchange. Under it, participants save a portion of their monthly salary over six month periods, at the end of which they have the option to purchase ADRs with their accumulated funds at a purchase price equal to 85% of the lower of the market price prevailing at the beginning or end of the period.
Board Practices
      Our board currently comprises the chairman, who is part-time, four executive directors and six non-executive directors. Our articles of association provide that at every annual general meeting, one-third of the board of directors, or the number nearest to one-third, shall retire from office. The directors to retire each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election. If at any annual general meeting, the place of a retiring director is not filled, the retiring director, if willing, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that director has been put to the meeting and lost. Our articles of association also provide that every director be subject to re-appointment by shareholders at the next annual general meeting following their appointment.
      Details of our approach to corporate governance and an account of how we comply with NYSE requirements can be found on our website (www.pearson.com/investor/corpgov.htm).
      The board of directors has established the following committees, all of which have written terms of reference setting out their authority and duties:

Audit Committee
      Vernon Sankey chairs this committee and Terry Burns, Patrick Cescau and Reuben Mark are members. The committee provides the board with a vehicle to appraise our financial management and reporting and to assess the integrity of our accounting procedures and financial controls. Vernon Sankey is also the designated audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission. Our internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee. The committee reports to the full board of directors.

Personnel Committee
      This committee is chaired by Reuben Mark and its other members are Terry Burns and Rana Talwar. All three are non-executive directors. The committee meets regularly to decide the remuneration and benefits of the executive directors and the chief executives of our three operating divisions. The committee also recommends the chairman’s remuneration to the board of directors for its decision and reviews management development and succession plans.

Nomination Committee
      This committee is chaired by Dennis Stevenson and comprises Marjorie Scardino and all of the non-executive directors. The committee meets from time to time as necessary to consider the appointment of new directors.

Treasury Committee
      This committee is chaired by Dennis Stevenson and also comprises Rona Fairhead, Vernon Sankey and Rana Talwar. The committee sets the policies for our treasury department and reviews its procedures on a regular basis.
Employees
      The average numbers of persons employed by us during each of the three fiscal years ended 2004 were as follows:

•	33,389 in fiscal 2004

•	30,868 in fiscal 2003, and

•	30,359 in fiscal 2002.
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
      The table set forth below shows for 2004 the average number of persons employed in each of our operating divisions in the United Kingdom, the United States, other locations and in total.

Business Unit	UK	US	Other	Total

Pearson Education	2,071	16,133	4,080	22,284
FT Group	1,709	1,352	2,594	5,655
The Penguin Group	1,067	2,026	992	4,085
Other	792	572	1	1,365

Total Pearson	5,639	20,083	7,667	33,389

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
      To our knowledge, as of March 31, 2005, the only beneficial owners of 3% or more of our issued and outstanding ordinary share capital were The Capital Group Companies Inc. which owned 120,639,432 ordinary shares representing 15.0% of our outstanding ordinary shares, Franklin Resources Inc. which owned 96,437,794 ordinary shares representing 12.0% of our outstanding ordinary shares and Legal and General which owned 24,046,759 ordinary shares representing 3.0% of our outstanding ordinary shares. On March 31, 2005, record holders with registered addresses in the United States held 20,196,877 ADRs, which represented 2.5% of our outstanding ordinary shares. Because some of these ADRs are held by nominees, these numbers may not accurately represent the number of beneficial owners in the United States.
      Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2004 are shown in notes 13 and 14 in “Item 17. Financial Statements.”. Amounts due from joint ventures and associates are set out in note 17 and dividends receivable from joint ventures and associates are set out in notes 13 and 14 in “Item 17. Financial Statements”. There were no other related party transactions in 2004.

ITEM 8.     FINANCIAL INFORMATION
      The financial statements filed as part of this Annual Report are included on pages F-1 through F-69 hereof.
      Other than those events described in note 31 in “Item 17. Financial Statements” of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to our financial condition or results of operations since December 31, 2003. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.
      Our policy with respect to dividend distributions is described in response to “Item 3. Key Information” above.
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
      The ADSs trade on the New York Stock Exchange under the symbol “PSO”.
      The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

•	on an annual basis for our five most recent fiscal years,

•	on a quarterly basis for our most recent quarter and two most recent fiscal years, and

•	on a monthly basis for the six most recent months.

	Ordinary Shares
			Average Daily
Reference Period	High	Low	Trading Volume

			(Ordinary
	(In pence)		shares)
Five Most Recent Fiscal Years
2004	682	579	6,219,200
2003	680	430	6,631,800
2002	922	505	6,164,500
2001	1,726	645	5,245,000
2000	2,302	1,470	2,686,700
Most Recent Quarter and Two Most Recent Fiscal Years
2005 First quarter	662	608	5,626,100
2004 Fourth quarter	640	590	5,020,800
Third quarter	657	579	5,864,300
Second quarter	682	623	6,993,900
First quarter	657	584	7,039,600
2003 Fourth quarter	680	579	6,786,300
Third quarter	639	550	6,160,400
Second quarter	606	497	6,402,900
First quarter	604	430	7,182,800
Most Recent Six Months
May 2005	666	635	7,486,700
April 2005	655	628	6,085,700
March 2005	647	626	7,654,100
February 2005	662	623	4,800,100
January 2005	638	608	4,124,200
December 2004	630	603	3,122,200
ITEM 10.     ADDITIONAL INFORMATION
Memorandum and Articles of Association
      We summarize below the material provisions of our memorandum and articles of association, as amended, which have been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003. The summary below is qualified entirely by reference to the Memorandum and Articles of Association. We have multiple business objectives and purposes and are authorized to do such things as the board may consider to further our interests or incidental or conducive to the attainment of our objectives and purposes.
Directors’ Powers
      Our business shall be managed by the board of directors and the board may exercise all such of our powers as are not required by law or by the Articles of Association to be exercised by resolution of the shareholders in general meeting.
Interested Directors
      A director shall not be disqualified from contracting with us by virtue of his or her office or from having any other interest, whether direct or indirect, in any contract or arrangement entered into by or on behalf of us. An interested director must declare the nature of his or her interest in any contract or arrangement entered into by or on behalf of us in accordance with the Companies Act 1985. Provided that the director has declared his interest and acted in accordance with law, no such contract or arrangement shall be avoided and no director so contracting or being interested shall be liable to account to us for any profit realized by him from the contract or arrangement by reason of the director holding his office or the fiduciary relationship thereby established. A director may not vote on any contract or arrangement or any other proposal in which he or she has, together with any interest of any person connected with him or her, an interest which is, to his or her knowledge, a material interest, otherwise than by virtue of his or her interests in shares, debentures or other securities of or otherwise in or through us. If a question arises as to the materiality of a director’s interest or his or her entitlement to vote and the director does not voluntarily agree to abstain from voting, that question will be referred to the chairman of the board or, if the chairman also is interested, to a person appointed by the other directors who is not interested. The ruling of the chairman or that other person, as the case may be, will be final and conclusive. A director will not be counted in the quorum at a meeting in relation to any resolution on which he or she is prohibited from voting.
      Notwithstanding the foregoing, a director will be entitled to vote, and be counted in the quorum, on any resolution concerning any of the following matters:

•	the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or her or by any other person at the request of or for the benefit of us or any of our subsidiaries;

•	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of ours or any of our subsidiaries for which he or she has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

•	any proposal relating to us or any of our subsidiaries where we are offering securities in which a director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which a director is to participate;

•	any proposal relating to an arrangement for the benefit of our employees or any of our subsidiaries that does not award him or her any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

•	any proposal concerning insurance that we propose to maintain or purchase for the benefit of directors or for the benefit of persons, including directors.
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
Borrowing Powers
      The board of directors may exercise all powers to borrow money and to mortgage or charge our undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any of our or any third party’s debts, liabilities or obligations. The board of directors must restrict the borrowings in order to secure that the aggregate amount of undischarged monies borrowed by us (and any of our subsidiaries), but excluding any intra-group debts, shall not at any time exceed a sum equal to twice the aggregate of the adjusted capital and reserves, unless the shareholders in general meeting sanction an excession of this limitation.
Other Provisions Relating to Directors
      Under the articles of association, directors are paid out of our funds for their services as we may from time to time determine by ordinary resolution and, in the case of non-executive directors, up to an aggregate of £500,000 or such other amounts as resolved by the shareholders at a general meeting. Directors currently are not required to be qualified by owning our shares. While the Companies Act 1985 states that no director may be appointed after he reaches the age of 70, our articles of association provide for the reappointment, after retirement, of directors attaining the age of 70. This is permissible under the Companies Act 1985.

Annual General Meetings and Extraordinary General Meetings
      Shareholders’ meetings may be either annual general meetings or extraordinary general meetings. However, the following matters are ordinarily transacted at an annual general meeting:

•	sanctioning or declaring dividends;

•	consideration of the accounts and balance sheet;

•	ordinary reports of the board of directors and auditors and any other documents required to be annexed to the balance sheet;

•	as holders of ordinary shares vote for the election of one-third of the members of the board of directors at every annual general meeting, the appointment or election of directors in the place of those retiring by rotation or otherwise;

•	appointment or reappointment of, and determination of the remuneration of, the auditors; and

•	the renewal, limitation, extension, variation or grant of any authority of or to the board, pursuant to the Companies Act 1985, to allot securities.
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
Share Capital
      Any share may be issued with such preferred, deferred or other special rights or other restrictions as we may determine by way of a shareholders’ vote in general meeting. Subject to the Companies Act 1985, any shares may be issued on terms that they are, or at our or the shareholders’ option are, liable to be redeemed on such terms and in such manner as we, before the issue of the shares, may by special resolution of the shareholders, determine.
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
Changes in Capital
      We may from time to time, by ordinary resolution:

•	consolidate and divide our share capital into shares of a larger amount than its existing shares; or

•	sub-divide all of or any of our existing shares into shares of smaller amounts than is fixed by the Memorandum of Association, subject to the Companies Act 1985; or

•	cancel any shares which, at the date of passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of our share capital by the amount of the shares so cancelled.
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
Voting Rights
      Every holder of ordinary shares present in person at a meeting of shareholders has one vote on a vote taken by a show of hands. On a poll, every holder of ordinary shares who is present in person or by proxy has one vote for every ordinary share of which he or she is the holder. Voting at any meeting of shareholders is by a show of hands unless a poll is properly demanded before the declaration of the results of a show of hands. A poll may be demanded by:

•	the chairman of the meeting;

•	at least three shareholders present in person or by proxy and entitled to vote;

•	any shareholder or shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or

•	any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which the aggregate sum paid up is equal to not less than one-tenth of the total sum paid up on all shares conferring that right.
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
      If the shares described in the default notice represent at least one-fourth of 1% in nominal value of the issued ordinary shares, then the default notice may additionally direct that in respect of those shares:

•	we will not pay dividends (or issue shares in lieu of dividends); and

•	we will not register transfers of shares unless the shareholder is not himself in default as regards supplying the information requested and the transfer, when presented for registration, is in such form as the board of directors may require to the effect that after due and careful inquiry, the shareholder is satisfied that no person in default is interested in any of the ordinary shares which are being transferred or the transfer is an approved transfer, as defined in our articles of association.
      No provision of our articles of association expressly governs the ordinary share ownership threshold above which shareholder ownership must be disclosed. Under the Companies Act 1985, any person who acquires, either alone or, in specified circumstances, with others:

•	a material interest in our voting share capital equal to or in excess of 3%; or

•	a non-material interest equal to or in excess of 10%,
      comes under an obligation to disclose prescribed particulars to us in respect of those ordinary shares. A disclosure obligation also arises where a person’s notifiable interests fall below the notifiable percentage, or where, above that level, the percentage of our voting share capital in which a person has a notifiable interest increases or decreases.
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
Material Contracts
      The following summaries are not intended to be complete and reference is made to the contracts themselves, which are included, or incorporated by reference, as exhibits to this annual report. We have entered into the following contracts outside the ordinary course of business during the two year period immediately preceding the date of this annual report:
Issuance of $350,000,000 4.70% Guaranteed Senior Notes due 2009 and $400,000,000 5.70% Guaranteed Senior Notes due 2014
      Our wholly-owned subsidiary, Pearson Dollar Finance plc, issued $350 million principal amount of 4.70% senior notes due 2009 and $400 million principal amount of 5.70% senior notes due 2014, in each case fully and unconditionally guaranteed by Pearson plc, under an indenture dated May 25, 2004 between Pearson Dollar Finance plc, Pearson plc and The Bank of New York, as trustee. The first semi-annual interest payment was made on December 1, 2004. Pearson Dollar Finance may redeem the notes at any time, in whole or in part, at its option.
      The indenture describes the circumstances that would be considered events of default. If an event of default occurs, other than an insolvency or bankruptcy of Pearson Dollar Finance plc, Pearson plc or a principal subsidiary of Pearson plc (as defined in the indenture), the holders of at least 25% of the principal amount of the then outstanding notes may declare the notes, along with accrued but unpaid interest and other amounts described in the indenture, as immediately due and payable. In the event of an insolvency or bankruptcy of Pearson Dollar Finance plc, Pearson plc or a principal subsidiary of Pearson plc (as defined in the indenture), the principal of all outstanding notes shall become due and payable immediately.
      The indenture limits our ability to create liens to secure certain types of debt intended to be listed or traded on an exchange.
Issuance of $300,000,000 4.625% Senior Notes due 2018
      We issued $300 million principal amount of 4.625% senior notes due 2018 under an indenture dated June 23, 2003 between us and The Bank of New York, as trustee. The first semi-annual interest payment was made on December 15, 2003. We may redeem the notes at any time, in whole or in part, at our option.
      The indenture describes the circumstances that would be considered events of default. If an event of default occurs, other than the insolvency or bankruptcy of us or a principal subsidiary (as defined in the indenture), the holders of at least 25% of the principal amount of the then outstanding notes may declare the notes, along with accrued, but unpaid, interest and other amounts described in the indenture, as immediately due and payable.
      The indenture limits our ability to create liens to secure certain types of debt intended to be listed or traded on an exchange.
Agreement to Sell Shares of Recoletos Grupo de Comunicación, S.A. to Retos Cartera, S.A.
      We entered into an irrevocable undertaking on December 14, 2004 with Retos Cartera, S.A., with respect to the sale of our 79% stake in Recoletos Grupo de Comunicacion, S.A. Pursuant to the irrevocable undertaking, we agreed to sell our shares in Recoletos to Retos Cartera for the price set forth in its concurrent tender offer to all shareholders of Recoletos. On April 8, 2005, Retos Cartera successfully completed its tender for 100% of the shares of Recoletos, and paid us net cash proceeds of £372 million for our 79% stake.
      Retos Cartera also agreed to pay us additional deferred consideration in the event that it, or one of its affiliates, disposes of its shares in, or the assets of, Recoletos, for a period of 18 months after the closing of the tender offer. The obligation to pay deferred consideration is subject to certain limitations. The parties have made representations and warranties to each other that are customary for a transaction of this type. We have agreed to indemnify Retos Cartera for any breach of a representation or warranty, and both parties have agreed to be liable for losses associated with a breach of its obligations in the irrevocable undertaking.
Executive Employment Contracts
      We have entered into agreements with each of our executive directors pursuant to which such executive director is employed by us. These agreements describe the duties of such executive director and the compensation to be paid by us. See “Item 6. Directors, Senior Management & Employees — Compensation of Senior Management”. Each agreement may be terminated by us on 12 months’ notice or by the executive director on six months’ notice. In the event we terminate any executive director without giving the full 12 months’ advance notice, the executive director is entitled to receive liquidated damages equal to 12 months base salary and benefits together with a proportion of potential bonus.

Agreement with Peter Jovanovich
      On January 28, 2005, we entered into a letter agreement with Peter Jovanovich with respect to his employment with Pearson Education and its affiliates. Due to poor health, Mr. Jovanovich terminated his employment with us. The letter agreement sets forth the terms of his disability leave and confirms his existing disability benefits, including benefits under our short term disability plan, long-term disability plan, and supplemental long-term disability plan. Under the terms of the agreement, Mr. Jovanovich will receive standard benefits (except awards under Pearson plc stock plans), and thereafter, will receive coverage under our medical, dental and vision plans and our life insurance plan, plus a payment for unused vacation days. We have agreed to continue to credit Mr. Jovanovich’s individual defined contribution arrangement. We also agreed to pay him his 2004 annual bonus. The value of Mr. Jovanovich’s disability package, and his total remuneration for our 2004 financial year, is included in “Item 6. Directors and Senior Management”.
Exchange Controls
      There are no UK government laws, decrees, regulations or other legislation which restrict or which may affect the import or export of capital, including the availability of cash and cash equivalents for use by us or the remittance of dividends, interest or other payments to nonresident holders of our securities, except as otherwise described under “ — Tax Considerations” below.
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
      This discussion deals only with ordinary shares and ADSs that are held as capital assets by a US holder, and does not address tax considerations applicable to US holders that may be subject to special tax rules, such as:

•	dealers or traders in securities or currencies,

•	financial institutions or other US holders that treat income in respect of the ordinary shares or ADSs as financial services income,

•	insurance companies,

•	tax-exempt entities,

•	US holders that hold the ordinary shares or ADSs as a part of a straddle or conversion transaction or other arrangement involving more than one position,

•	US holders that own, or are deemed for US tax purposes to own, 10% or more of the total combined voting power of all classes of our voting stock,

•	US holders that have a principal place of business or “tax home” outside the United States, or

•	US holders whose “functional currency” is not the US dollar.
      For US federal income tax purposes, holders of ADSs will be treated as the owners of the ordinary shares represented by those ADSs.
      The discussion below is based upon current UK law and the provisions of the US Internal Revenue Code of 1986, or the Code, and regulations, rulings and judicial decisions as of the date of this Annual Report; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in tax consequences different from those discussed below. This discussion is also based on the Income Tax Treaty between the United Kingdom and the United States, which came into force in March 2003 (the “New Income Tax Treaty”). The discussions below regarding US residents are based on the articles of the New Income Tax Treaty.
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
US Income Taxation of Distributions
      Distributions that we make with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits. The amount of any distribution will equal the amount of the cash distribution. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to a US holder and will be applied against and reduce the US holder’s tax basis in its ordinary shares or ADSs. To the extent that these distributions exceed the tax basis of the US holder in its ordinary shares or ADSs, the excess generally will be treated as capital gain.
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

US Income Taxation of Capital Gains
      Upon a sale or exchange of ordinary shares or ADSs to a person other than Pearson, a US holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the US holder’s adjusted tax basis in the ordinary shares or ADSs. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. Long-term capital gain of a noncorporate US holder is generally taxed at a maximum rate of 15%. This long-term capital gain rate is scheduled to expire in 2009.
      Gain or loss realized by a US holder on the sale or exchange of ordinary shares or ADSs generally will be treated as US-source gain or loss for US foreign tax credit purposes.
Estate and Gift Tax
      The current Estate and Gift Tax Convention, or the Convention, between the United States and the United Kingdom generally relieves from UK Inheritance Tax (the equivalent of US Estate and Gift Tax) the transfer of ordinary shares or of ADSs where the transferor is domiciled in the United States, for the purposes of the Convention. This relief will not apply if the ordinary shares or ADSs are part of the business property of an individual’s permanent establishment in the United Kingdom or pertain to the fixed base in the United Kingdom of a person providing independent personal services. If no relief is given under the Convention, inheritance tax may be charged on the amount by which the value of the transferor’s estate is reduced as a result of any transfer made by way of gift or other gratuitous transfer by an individual, in general within seven years of death, or on the death of an individual. In the unusual case where ordinary shares or ADSs are subject to both UK Inheritance Tax and US Estate or Gift Tax, the Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set forth in the Convention.
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
      We have formulated our policies for hedging exposures to interest rate and foreign exchange risk, and have used derivatives to ensure compliance with these policies. Although the majority of our derivative contracts were transacted without regard to existing US GAAP requirements on hedge accounting, during 2004 we qualified for hedge accounting under US GAAP on a limited number of our key derivative contracts.
      The following discussion addresses market risk only and does not present other risks that we face in the normal course of business, including country risk, credit risk and legal risk. See note 19 in “Item 17. Financial Statements” for discussion of treasury policy in these areas.
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
      At December 31, 2004 the split of aggregate net borrowings in core currencies was US dollar 88%, euro 7% and sterling 5%. We are also exposed to currency exchange rates in our cash transactions and our investments in overseas transactions. Cash transactions — typically for purchases, sales, interest or dividends — require cash conversions between currencies. Fluctuations in currency exchange rates affect the cash amounts that we pay or receive.
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
      Although we prepare our consolidated accounts in sterling, we have invested significant sums in overseas assets, particularly in the United States. Therefore, fluctuations in currency exchange rates, particularly between the US dollar and sterling, and also between the euro and sterling, are likely to affect shareholders’ funds and other accounting values.
Derivatives
      Under UK GAAP, the Group’s derivatives are recorded as hedging instruments. Amounts payable or receivable in respect of interest rate swaps are accrued with net interest payable over the period of the contract. Unrealized gains and losses on currency swaps and forward currency contracts are deferred and recognized when paid.
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
      In 2004, unlike 2003 and 2002, the Group qualified for hedge accounting under US GAAP in respect of a number of its key derivative contracts. The remainder of our derivatives did not meet the prescribed designation requirements and hedge effectiveness tests under US GAAP, which are not a requirement to obtain hedge accounting under UK GAAP. Consequently the Group has recorded the changes in the fair values of these derivative contracts through earnings under US GAAP. In line with the Group’s treasury policy, none of these were trading instruments and each was transacted solely to match an underlying financial exposure.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Not applicable.
PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
      None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
      Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
      An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004 was carried out by us under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that Pearson’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms. A controls system, no matter how well designed and operated cannot provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. We recently identified a US GAAP adjustment, to reflect the correct accounting treatment of incentives and fixed rental escalations under one of our leases, which we consider to be material. The US GAAP profit and loss account and shareholders’ funds for the financial years ended December 31, 2003 and 2002 have been restated accordingly. This restatement is discussed on page F-56 and has the effect of reducing our US GAAP profit for the 2003 and 2002 financial years by £14 million and £12 million pre tax (£10 million and £9 million post tax), respectively, and reducing the Company’s shareholders’ funds reported as of December 31, 2003 and 2002 by £26 million and £12 million pre tax (£19 million and £9 million post tax), respectively, from amounts previously reported. No adjustments are required in respect of the Company’s primary UK GAAP financial statements and no issues of governance arise as a consequence of making these adjustments. The Chief Executive Officer and Chief Financial Officer believe that the need for this restatement constitutes a significant control deficiency but not a material control weakness (as such terms are used in the US federal securities laws) for the period under review. This conclusion is based on the fact that control procedures have improved year on year leading to the identification and correction of the issues for the 2004 year end.
      Subsequent to the date of the most recent evaluation of our internal controls, there were no significant changes in our internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies or material weaknesses.
ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT
      The members of the Board of Directors of Pearson plc have determined that Vernon Sankey is an audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission.
ITEM 16B.     CODE OF ETHICS
      Pearson has adopted a code of ethics (the Pearson code of business conduct) which applies to all employees including the Chief Executive Officer and Chief Financial Officer and other senior financial management. This code of ethics is available on our website (www.pearson.com/investor/corpgov.htm). The information on our website is not incorporated by reference into this report.
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
      The Group Chief Financial Officer or Deputy Chief Financial Officer can procure pre-approved services, as defined in the audit committee’s policy for auditor services, of up to amount of £100,000 per engagement, subject to a cumulative limit of £500,000 per year. The limit of £100,000 will be subject to annual review by the audit committee. Where pre-approval has not been granted for a service or where the amount is above these limits, specific case by case approval must be obtained from the audit committee prior to the engagement of our auditor.

Auditors’ Remuneration	2004	2003

	£m	£m
Statutory audit and audit-related regulatory reporting services	4	3
Non-audit services	2	2
Non-audit services were as follows:
Tax compliance services	1	1
Tax advisory services	1	1

Note	Included in statutory audit fees are amounts relating to the parent company of £20,000 (2003: £20,000). Audit-related regulatory reporting fees are £225,000 (2003: £200,000). Non-audit fees in the UK in 2004 are £1,000,000 (2003: £341,000) and are in respect of tax advisory and tax compliance services and other advisory services. The remainder of the non-audit fees relate to overseas subsidiaries.
ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Maximum number
			Total number of	of shares that
			units purchased	may yet be
			as part of publicly	purchased under
	Total number of	Average price	announced plans	the plans or
Period	shares purchased	paid per share	or programs	programs

April 1, 2004 - April 30, 2004	170,850	£6.65	N/A	N/A
May 1, 2004 - May 31, 2004	85,510	£6.75	N/A	N/A
      Purchases of shares were made to satisfy obligations under Pearson employee share award programs. All purchases were made in open-market transactions. None of the foregoing share purchases was made as part of a publicly announced plan or program.
PART III
ITEM 17.     FINANCIAL STATEMENTS
      The financial statements filed as part of this Annual Report are included on pages F-1 through F-69 hereof.

ITEM 18.     FINANCIAL STATEMENTS
      We have elected to respond to Item 17.
ITEM 19.     EXHIBITS

1.1	Memorandum and Articles of Association of Pearson plc.†
2.1	Indenture dated June 23, 2003 between Pearson plc and The Bank of New York, as trustee.†
2.2	Indenture dated May 25, 2004 among Pearson Dollar Finance plc, as Issuer, Pearson plc, Guarantor, and the Bank of New York, as Trustee, Paying Agent and Calculation Agent.
4.1	Letter Agreement dated January 28, 2005 between Pearson plc and Peter Jovanovich.
4.2	Irrevocable undertakings in respect of an offer by Retos Cartera, for the shares of Recoletos Grupo de Communicación, dated December 14, 2004 between Pearson plc and Retos Cartera.
8.1	List of Significant Subsidiaries.
10	Consent of PricewaterhouseCoopers LLP.
12.1	Certification of Chief Executive Officer.
12.2	Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer.
13.2	Certification of Chief Financial Officer.

†	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2003 and filed May 7, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Pearson plc:
      In our opinion, the accompanying consolidated balance sheets and the related consolidated profit and loss accounts, statements of total recognized gains and losses, reconciliations of movements in equity shareholders’ funds, and consolidated cash flow statements present fairly, in all material respects, the financial position of Pearson plc and its subsidiaries at 31 December 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2004, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in note 1, the Company changed its method of accounting for employee share ownership trusts and employee share schemes in accordance with the accounting principles generally accepted in the United Kingdom. The change has been accounted for by restating comparative information at December 31, 2003 and 2002 and for the years then ended.
      Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 34, as restated, to the consolidated financial statements.
PricewaterhouseCoopers LLP
London, United Kingdom
June 27, 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT
YEAR ENDED 31 DECEMBER 2004
(All figures in £ millions)

	Note	2004		2003		2002

Sales (including share of joint ventures)		3,940		4,066		4,331
Less: share of joint ventures		(21)		(18)		(11)

Sales of which	2a	3,919		4,048		4,320
Continuing operations		3,729		3,879		4,172
Discontinued operations	31	190		169		148
Group operating profit of which		221		226		194
Continuing operations		210		206		180
Discontinued operations	31	11		20		14
Share of operating profit of joint ventures and associates of which	2c/d	10		—		(51)
Continuing operations		8		(2)		(47)
Discontinued operations	31	2		2		(4)

Total operating profit	2b	231		226		143

Continuing operations
Profit/(loss) on sale of fixed assets and investments	4a	12		(2)		(11)
Loss on sale of subsidiaries and associates	4b	(3)		(4)		(45)
Discontinued operations
Loss on sale of fixed assets and investments	4a	—		—		(2)
Profit on sale of subsidiaries and associates	4b	—		12		18
Profit on sale of a subsidiary by an associate	4c	—		—		3

Non operating items		9		6		(37)

Profit before interest and taxation		240		232		106
Net finance costs	5	(69)		(80)		(131)

Profit/(loss) before taxation		171		152		(25)
Taxation	7	(62)		(75)		(64)

Profit/(loss) after taxation		109		77		(89)
Equity minority interests		(21)		(22)		(22)

Profit/(loss) for the financial year		88		55		(111)
Dividends on equity shares	8	(201)		(192)		(187)

Loss retained		(113)		(137)		(298)

Basic earnings per share	9	11.1	p	6.9	p	(13.9	)p
Diluted earnings per share	9	11.0	p	6.9	p	(13.9	)p
Dividends per share	8	25.4	p	24.2	p	23.4	p
There is no difference between the profit/(loss) before taxation and the loss retained for the year stated above and their historical cost equivalents.

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2004
(All figures in £ millions)

			2003
	Note	2004	restated

Fixed assets
Intangible assets	11	2,890	3,260
Tangible assets	12	473	468
Investments: joint ventures	13
Share of gross assets		9	7
Share of gross liabilities		(2)	(1)

		7	6
Investments: associates	14	41	58
Investments: other	15	17	21

		3,428	3,813

Current assets
Stocks	16	676	683
Debtors	17	1,103	1,132
Deferred taxation	21	165	145
Investments		1	2
Cash at bank and in hand	18	613	561

		2,558	2,523

Creditors — amounts falling due within one year
Short-term borrowing	19	(107)	(575)
Other creditors	20	(1,168)	(1,129)

		(1,275)	(1,704)

Net current assets		1,283	819

Total assets less current liabilities		4,711	4,632
Creditors — amounts falling due after more than one year
Medium and long-term borrowing	19	(1,712)	(1,347)
Other creditors	20	(60)	(45)

		(1,772)	(1,392)

Provisions for liabilities and charges	22	(123)	(152)

Net assets		2,816	3,088

Capital and reserves
Called up share capital	23	201	201
Share premium account	24	2,473	2,469
Profit and loss account	24	(71)	223

Equity shareholders’ funds		2,603	2,893
Equity minority interests		213	195

		2,816	3,088

The 2003 and 2002 comparatives have been restated for the adoption of UITF 38 (see note 24).
The company balance sheet is shown in note 32.
The financial statements were approved by the board of directors on 27 February 2005 and signed on its behalf by

Dennis Stevenson, Chairman	Rona Fairhead, Chief financial officer

CONSOLIDATED CASH FLOW STATEMENT
YEAR ENDED 31 DECEMBER 2004
(All figures in £ millions)

			2003	2002
	Note	2004	restated	restated

Net cash inflow from operating activities	27	530	359	529

Dividends from joint ventures and associates		10	9	6

Interest received		13	11	11
Interest paid		(97)	(86)	(151)
Debt issue costs		(1)	(1)	—
Dividends paid to equity minority interests		(2)	(19)	(1)

Returns on investments and servicing of finance		(87)	(95)	(141)

Taxation		(45)	(44)	(55)

Purchase of tangible fixed assets		(125)	(105)	(126)
Sale of tangible fixed assets		4	8	7
Purchase of investments		(1)	(3)	(3)
Sale of investments		17	—	3

Capital expenditure and financial investment		(105)	(100)	(119)

Purchase of subsidiaries	25	(35)	(94)	(87)
Net cash acquired with subsidiaries		—	34	1
Purchase of joint ventures and associates		(10)	(5)	(40)
Sale of subsidiaries	26	—	(4)	3
Net overdrafts disposed with subsidiaries		1	1	(1)
Sale of associates		24	57	920

Acquisitions and disposals		(20)	(11)	796

Equity dividends paid		(195)	(188)	(181)

Net cash inflow/(outflow) before management of liquid resources and financing		88	(70)	835
Liquid resources acquired		1	(85)	(65)
Collateral deposit reimbursed		—	—	22

Management of liquid resources		1	(85)	(43)

Issue of equity share capital		4	5	6
Purchase of own shares		(10)	(1)	(18)
Capital element of finance leases		(2)	(3)	(5)
Loan facility (repaid)/advanced		(42)	1	(507)
Bonds advanced		414	180	—
Bonds repaid		(456)	(159)	(167)
Collateral deposit (placed)/reimbursed		(26)	54	17
Net movement in other borrowings		59	(13)	(7)

Financing		(59)	64	(681)

Increase/(decrease) in cash in the year	27	30	(91)	111

STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
YEAR ENDED 31 DECEMBER 2004
(All figures in £ millions)

	Note	2004	2003	2002

Profit/(loss) for the financial year		88	55	(111)
Other net gains and losses recognised in reserves
Exchange differences		(181)	(254)	(315)
Taxation on exchange differences		5	—	5

Total recognised gains and losses relating to the year		(88)	(199)	(421)

Prior year adjustment	24	37	—	209

Total recognised gains and losses		(51)	(199)	(212)

Included within profit/(loss) for the financial year is a loss of £7m (2003: loss of £10m) relating to joint ventures and a profit of £15m (2003: profit of £13m) relating to associates.
RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS
YEAR ENDED 31 DECEMBER 2004
(All figures in £ millions)

			2003	2002
	Note	2004	restated	restated

Profit for the financial year		88	55	(111)
Dividends on equity shares		(201)	(192)	(187)

		(113)	(137)	(298)

Exchange differences net of taxation		(176)	(254)	(310)
Goodwill written back on sale of subsidiaries and associates		—	—	144
Shares issued		4	5	6
Purchase of own shares		(10)	(1)	(18)
Replacement options granted on acquisition of subsidiary		—	—	1
UITF 17 charge for the year		5	4	7

Net movement for the year		(290)	(383)	(468)
Equity shareholders’ funds at beginning of the year		2,893	3,276	3,797
Prior year adjustment — UITF 38	24	—	—	(53)

Equity shareholders’ funds at end of the year		2,603	2,893	3,276

Restatement
      The Company has restated its UK GAAP shareholders’ funds for the financial years ended December 31, 2003 and 2002 for adoption of UITF Abstract 38 “Accounting for ESOP trusts’. This has reduced shareholders’ funds as at December 31, 2003 and 2002 by £59 million and £62 million respectively (see note 24 in “Item 17. Financial Statements”).
      The Company has restated its US GAAP profit and loss account and shareholders’ funds for the financial years ended December 31, 2003 and 2002 to reflect a revised accounting treatment in respect of incentives and fixed rental escalations under one of its leases. Previously the incentive was recognized in the profit and loss account over the period during which the lease incentive was applicable until the lease returned to a market level. Additionally, future market-based rent increases were charged to the profit and loss account as they became applicable under the terms of the lease. Both the lease incentives and market-based rent increases are now being charged to the profit and loss account over the entire term of the lease. Consequently, the profit reported under US GAAP for the 2003 and 2002 financial years has been reduced by £14 million and £12 million, respectively, on a pre-tax basis and £10 million and £9 million, respectively, on a post-tax basis and the shareholders’ funds reported as at December 31, 2003 and 2002 has been reduced by £19 million and £9 million, respectively, from amounts previously reported.

NOTES TO THE ACCOUNTS

1	ACCOUNTING POLICIES
      Accounting policies have been consistently applied except that UITF 38 ’Accounting for ESOP trusts’ and the revision of UITF 17 ‘Employee share schemes’ have been adopted in these statements. The adoption of these standards represents a change in accounting policy and the comparative figures have been restated accordingly. The effect of these changes in accounting policy is disclosed in note 24.
      a. Basis of accounting — The accounts are prepared under the historical cost convention and in accordance with the Companies Act and applicable accounting standards. A summary of the significant accounting policies is set out below.
      b. Basis of consolidation — The consolidated accounts include the accounts of all subsidiaries made up to 31 December. Where companies have become or ceased to be subsidiaries or associates during the year, the Group results include results for the period during which they were subsidiaries or associates.
      The results of the Group includes the Group’s share of the results of joint ventures and associates, and the consolidated balance sheet includes the Group’s interest in joint ventures and associates at the book value of attributable net assets and attributable goodwill.
      c. Goodwill — From 1 January 1998 goodwill, being either the net excess of the cost of shares in subsidiaries, joint ventures and associates over the value attributable to their net assets on acquisition or the cost of other goodwill by purchase, is capitalised and amortised through the profit and loss account on a straight-line basis over its estimated useful life not exceeding 20 years. Estimated useful life is determined after taking into account such factors as the nature and age of the business and the stability of the industry in which the acquired business operates, as well as typical life spans of the acquired products to which the goodwill attaches. Goodwill is subject to an impairment review at the end of the first full year following an acquisition, and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill arising on acquisitions before 1 January 1998 has been deducted from reserves and is charged or credited to the profit and loss account on disposal or closure of the business to which it relates.
      d. Sales — Sales represent the amount of goods and services, net of value added tax and other sales taxes, and excluding trade discounts and anticipated returns, provided to external customers and associates.
      Revenue from the sale of books is recognised when title passes. Anticipated returns are based primarily on historical return rates.
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
      Revenue from multi-year contractual arrangements, such as contracts to process qualifying tests for individual professions and government departments, is recognised as performance occurs. Certain of these arrangements, either as a result of a single service spanning more than one reporting period or where the contract requires the provision of a number of services that together constitute a single project, are treated as long-term contracts with revenue recognised on a percentage of completion basis. Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

NOTES TO THE ACCOUNTS (Continued)
      On certain contracts, where the Group acts as agent, only commissions and fees receivable for services rendered are recognised as revenue. Any third party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.
      e. Pension costs — The regular pension cost of the Group’s defined benefit pension schemes is charged to the profit and loss account in accordance with SSAP 24 ‘Accounting for pension costs’ in order to apportion the cost of pensions over the service lives of employees in the schemes.
      Variations are apportioned over the expected service lives of current employees in the schemes. The pension cost of the Group’s defined contribution schemes is the amount of contributions payable for the year.
      f. Post-retirement benefits other than pensions — Post-retirement benefits other than pensions are accounted for on an accruals basis to recognise the obligation over the expected service lives of the employees concerned.
      g. Tangible fixed assets — The cost of tangible fixed assets other than freehold land is depreciated over estimated economic lives in equal annual amounts. Generally, freeholds are depreciated at 1% to 5% per annum, leaseholds at 2% per annum, or over the period of the lease if shorter, and plant and equipment at various rates between 5% and 33% per annum.
      h. Leases — Finance lease rentals are capitalised at the net present value of the total amount of rentals payable under the leasing agreement (excluding finance charges) and depreciated in accordance with policy g above. Finance charges are written off over the period of the lease in reducing amounts in relation to the written down carrying cost. Operating lease rentals are charged to the profit and loss account on a straight-line basis over the duration of each lease term.
      i. Fixed asset investments — Fixed asset investments are stated at cost less provisions for diminution in value.
      j. Share schemes — Shares held by employee share ownership trusts are shown at cost and recorded as a deduction in arriving at shareholders’ funds. The costs of funding and administering the trusts are charged to the profit and loss account in the period to which they relate. The fair market value of the shares at the date of grant, less any consideration to be received from the employee, is charged to the profit and loss account over the period to which the employee’s performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate adjustment to the charge is made.
      k. Stocks — Stocks and work in progress are stated at the lower of cost and net realisable value.
      l. Pre-publication costs — Pre-publication costs represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are carried forward in stock where the title to which they relate has a useful life in excess of one year. These costs are amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected life cycle of the title, with a higher proportion of the amortisation taken in the earlier years.
      m. Royalty advances — Advances of royalties to authors are included within debtors when the advance is paid less any provision required to bring the amount down to its net realisable value. The royalty advance is expensed at the contracted royalty rate as the related revenues are earned.
      n. Newspaper development costs — Revenue investment in the development of newspaper titles consists of measures to increase the volume and geographical spread of circulation. These measures include additional and enhanced editorial content, extended distribution and remote printing. These extra costs arising are expensed as incurred.
      o. Deferred taxation — Provision is made in full for deferred tax that arises from timing differences that have originated but not reversed by the balance sheet date on transactions or events that result in an obligation to pay more tax in the future. Deferred tax assets are recognised to the extent that it is regarded as more likely

NOTES TO THE ACCOUNTS (Continued)
than not that there will be taxable profits from which the underlying timing differences can be deducted. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.
      p. Financial instruments — Interest and the premium or discount on the issue of financial instruments is taken to the profit and loss account so as to produce a constant rate of return over the period to the date of expected redemption.
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
      q. Foreign currencies — Profit and loss accounts in overseas currencies are translated into sterling at average rates. Balance sheets are translated into sterling at the rates ruling at 31 December. Exchange differences arising on consolidation are taken directly to reserves. Other exchange differences are taken to the profit and loss account where they relate to trading transactions and directly to reserves where they relate to investments.
      The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.83 (2003: $1.63) and the year end rate was $1.92 (2003: $1.79).
      r. Liquid resources — Liquid resources comprise short-term deposits of less than one year and investments which are readily realisable and held on a short-term basis.
      s. Retained profits of overseas subsidiaries and associates — No provision is made for any additional taxation, less double taxation relief, which would arise on the remittance of profits retained where there is no intention to remit such profits.

NOTES TO THE ACCOUNTS (Continued)

2a	ANALYSIS OF SALES

	2004	2003	2002

	(All figures in £ millions)
Business sectors
Pearson Education	2,356	2,451	2,756
FT Group	587	588	578
The Penguin Group	786	840	838

Continuing operations	3,729	3,879	4,172
Discontinued operations	190	169	148

	3,919	4,048	4,320

Geographical markets supplied
United Kingdom	545	474	411
Continental Europe	300	294	271
North America	2,505	2,742	3,139
Asia Pacific	261	255	249
Rest of world	118	114	102

Continuing operations	3,729	3,879	4,172
Discontinued operations	190	169	148

	3,919	4,048	4,320

	2004			2003			2002

	Total	Inter-	Total	Total	Inter-	Total	Total	Inter-	Total
	by source	regional	sales	by source	regional	sales	by source	regional	sales

	(All figures in £ millions)
Geographical source of sales
United Kingdom	802	(57)	745	751	(60)	691	644	(25)	619
Continental Europe	174	(1)	173	166	—	166	156	(4)	152
North America	2,499	(2)	2,497	2,721	(2)	2,719	3,144	(36)	3,108
Asia Pacific	225	(2)	223	230	(1)	229	226	(2)	224
Rest of world	93	(2)	91	74	—	74	69	—	69

Continuing operations	3,793	(64)	3,729	3,942	(63)	3,879	4,239	(67)	4,172
Discontinued operations	190	—	190	169	—	169	148	—	148

	3,983	(64)	3,919	4,111	(63)	4,048	4,387	(67)	4,320

Note The table above analyses sales by the geographical region from which the products and services originate. Inter-regional sales are those made between Group companies in different regions.
      Included within sales for 2004 is an amount of £10m attributable to acquisitions made during the year.

NOTES TO THE ACCOUNTS (Continued)
2b     ANALYSIS OF TOTAL OPERATING PROFIT

	2004

	Results from	Integration	Goodwill	Goodwill	Operating
	operations	costs	amortisation	impairment	profit

	(All figures in £ millions)
Business sectors
Pearson Education	293	—	(174)	—	119
FT Group	86		(20)		66
The Penguin Group	54	—	(21)	—	33

Continuing operations	433	—	(215)	—	218
Discontinued operations	22	—	(9)	—	13

	455	—	(224)	—	231

Geographical markets supplied
United Kingdom	(26)	—	(30)	—	(56)
Continental Europe	21	—	(2)	—	19
North America	393	—	(177)	—	216
Asia Pacific	31	—	(5)	—	26
Rest of world	14	—	(1)	—	13

Continuing operations	433	—	(215)	—	218
Discontinued operations	22	—	(9)	—	13

	455	—	(224)	—	231

	2003

	Results from	Integration	Goodwill	Goodwill	Operating
	operations	costs	amortisation	impairment	profit

	(All figures in £ millions)
Business sectors
Pearson Education	313	—	(207)	—	106
FT Group	58	—	(30)	—	28
The Penguin Group	91	—	(21)	—	70

Continuing operations	462	—	(258)	—	204
Discontinued operations	28	—	(6)	—	22

	490	—	(264)	—	226

Geographical markets supplied
United Kingdom	(46)	—	(31)	—	(77)
Continental Europe	1	—	(4)	—	(3)
North America	466	—	(218)	—	248
Asia Pacific	33	—	(5)	—	28
Rest of world	8	—	—	—	8

Continuing operations	462	—	(258)	—	204
Discontinued operations	28	—	(6)	—	22

	490	—	(264)	—	226

NOTES TO THE ACCOUNTS (Continued)

	2002

	Results from	Integration	Goodwill	Goodwill	Operating
	operations	costs	amortisation	impairment	profit

	(All figures in £ millions)
Business sectors
Pearson Education	326	(7)	(244)	—	75
FT Group	51	—	(49)	(10)	(8)
The Penguin Group	87	(3)	(18)	—	66

Continuing operations	464	(10)	(311)	(10)	133
Discontinued operations	29	—	(19)	—	10

	493	(10)	(330)	(10)	143

Geographical markets supplied
United Kingdom	(72)	(5)	(9)	—	(86)
Continental Europe	11	—	(8)	—	3
North America	495	(5)	(288)	—	202
Asia Pacific	31	—	(6)	—	25
Rest of world	(1)	—	—	(10)	(11)

Continuing operations	464	(10)	(311)	(10)	133
Discontinued operations	29	—	(19)	—	10

	493	(10)	(330)	(10)	143

Note Discontinued operations relate to the disposal of the Group’s interest in Recoletos, see note 31. Included within operating profit for 2004 is an amount of £1m attributable to acquisitions made during the year.
2c     SHARE OF OPERATING LOSS OF JOINT VENTURES

	2004

	Results from	Goodwill	Operating
	operations	amortisation	profit/(loss)

	(All figures in £ millions)
Business sectors
Pearson Education	—	—	—
FT Group	(8)	—	(8)
The Penguin Group	1	—	1

Continuing operations	(7)	—	(7)

	2003

	Results from	Goodwill	Operating
	operations	amortisation	profit/(loss)

	(All figures in £ millions)
Business sectors
Pearson Education	—	—	—
FT Group	(11)	—	(11)
The Penguin Group	1	—	1

Continuing operations	(10)	—	(10)

NOTES TO THE ACCOUNTS (Continued)

	2002

	Results from	Goodwill	Operating
	operations	amortisation	profit/(loss)

	(All figures in £ millions)
Business sectors
Pearson Education	(1)	—	(1)
FT Group	(13)	—	(13)
The Penguin Group	1	—	1

Continuing operations	(13)	—	(13)

2d     SHARE OF OPERATING PROFIT/(LOSS) OF ASSOCIATES

	2004

	Results from	Goodwill	Operating
	operations	amortisation	profit

	(All figures in £ millions)
Business sectors
Pearson Education	1	—	1
FT Group	14	—	14
The Penguin Group	—	—	—

Continuing operations	15	—	15
Discontinued operations	2	—	2

	17	—	17

	2003

	Results from	Goodwill	Operating
	operations	amortisation	profit

	(All figures in £ millions)
Business sectors
Pearson Education	1	—	1
FT Group	14	(7)	7
The Penguin Group	—	—	—

Continuing operations	15	(7)	8
Discontinued operations	2	—	2

	17	(7)	10

	2002

	Results from	Goodwill	Operating
	operations	amortisation	profit

	(All figures in £ millions)
Business sectors
Pearson Education	3	(1)	2
FT Group	7	(43)	(36)
The Penguin Group	—	—	—

Continuing operations	10	(44)	(34)
Discontinued operations	—	(4)	(4)

	10	(48)	(38)

NOTES TO THE ACCOUNTS (Continued)
2e     ANALYSIS OF CAPITAL EMPLOYED

		2003
	2004	restated

	(All figures in
	£ millions)
Business sectors
Pearson Education	3,059	3,457
FT Group	198	256
The Penguin Group	593	591

Continuing operations	3,850	4,304
Discontinued operations	130	152

	3,980	4,456

Geographical location
United Kingdom	410	425
Continental Europe	58	62
North America	3,245	3,676
Asia Pacific	114	120
Rest of world	23	21

Continuing operations	3,850	4,304
Discontinued operations	130	152

	3,980	4,456

			2003
	Note	2004	restated

		(All figures in
		£ millions)
Reconciliation of capital employed to net assets
Capital employed		3,980	4,456
Add: deferred taxation	21	165	145
Less: provisions for liabilities and charges	22	(123)	(152)
Less: net debt excluding finance leases	27	(1,206)	(1,361)

Net assets		2,816	3,088

NOTES TO THE ACCOUNTS (Continued)

3	ANALYSIS OF CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2004	2003	2002

	(All figures in £ millions)
Cost of sales	(1,866)	(1,910)	2,064

Gross profit	2,053	2,138	2,256

Distribution costs	(243)	(239)	(233)
Administration and other expenses	(1,635)	(1,724)	(1,888)
Other operating income	46	51	59

Net operating expenses	(1,832)	(1,912)	(2,062)

Analysed as
Net operating expenses — before other items	(1,608)	(1,655)	(1,760)
Net operating expenses — other items
— Integration costs	—	—	(10)
— Goodwill amortisation	(224)	(257)	(282)
— Goodwill impairment	—	—	(10)

Net operating expenses	(1,832)	(1,912)	(2,062)

Note Other items are all included in administration and other expenses. Included above are the following amounts in respect of discontinued operations: cost of sales £61m (2003: £53m), distribution costs £40m (2003: £33m) and administration and other expenses £66m (2003: £55m).

	2004	2003	2002

	(All figures in £ millions)
Other operating income
Income from other investments
Unlisted	—	4	2
Other operating income (mainly royalties, rights and commission income)	46	47	57

	46	51	59

Profit/(loss) before taxation is stated after charging
Amortisation of pre-publication costs	168	158	170
Depreciation	102	111	122
Operating lease rentals
— Plant and machinery	9	14	11
— Properties	97	113	101
— Other	13	9	13
Auditors’ remuneration
Statutory audit and audit-related regulatory reporting services	4	3	3
Non-audit services	2	2	3
Non-audit services were as follows
Tax compliance services	1	1	2
Tax advisory services	1	1	1

Note Included in statutory audit fees are amounts relating to the parent company of £20,000 (2003: £20,000). Audit-related regulatory reporting fees relating to the parent company are £225,000 (2003: £200,000) and £600,000 (2003: £nil) relating to overseas subsidiaries. Non-audit fees in the UK in 2004 are £1m (2003:

NOTES TO THE ACCOUNTS (Continued)
£341,000) and are in respect of tax advisory, tax compliance services and other advisory services. The remainder of the non-audit fees relate to overseas subsidiaries.
4a     PROFIT/(LOSS) ON SALE OF FIXED ASSETS AND INVESTMENTS

	2004	2003	2002

	(All figures in £ millions)
Net loss on sale of property	(4)	(1)	(3)
Net gain/(loss) on sale of investments	16	(1)	(8)
Continuing operations	12	(2)	(11)
Discontinued operations	—	—	(2)

	12	(2)	(13)

Taxation	(2)	—	6

4b     PROFIT/(LOSS) ON SALE OF SUBSIDIARIES AND ASSOCIATES

	2004	2003	2002

	(All figures in £ millions)
Net loss on sale of subsidiaries and associates	(3)	(4)	(45)
Continuing operations	(3)	(4)	(45)
Discontinued operations	—	12	18

	(3)	8	(27)

Taxation	1	(3)	(6)

4c     PROFIT ON SALE OF A SUBSIDIARY BY AN ASSOCIATE

	2004	2003	2002

	(All figures in £ millions)
Net profit on sale of a subsidiary by an associate — discontinued operations	—	—	3

5	NET FINANCE COSTS

	Note	2004	2003	2002

		(All figures in £ millions)
Net interest payable
— Group	6	(70)	(81)	(94)
— Associates		1	1	—
Early repayment of debt and termination of swap contracts		—	—	(37)

Total net finance costs		(69)	(80)	(131)

NOTES TO THE ACCOUNTS (Continued)

6	NET INTEREST PAYABLE — GROUP

	2004	2003	2002

	(All figures in £ millions)
Interest payable and similar charges
Bank loans, overdrafts, bonds and commercial paper
On borrowing repayable wholly within five years	(58)	(60)	(54)
On borrowing repayable wholly or partly after five years	(32)	(31)	(51)
Other borrowings
On borrowing repayable wholly within five years	(1)	(2)	—

	(91)	(93)	(105)

Interest receivable and similar income
On deposits, liquid funds and other	21	12	11

Net interest payable	(70)	(81)	(94)

7	TAXATION

	2004	2003	2002

	(All figures in £ millions)
Analysis of (charge)/benefit in the year
Current taxation
UK corporation tax for the year	10	(9)	11
Adjustments in respect of prior years	(2)	10	58

	8	1	69
Overseas tax for the year	(82)	(59)	(63)
Adjustments in respect of prior years	27	3	—
Associates	(3)	(5)	(4)

	(50)	(60)	2

Deferred taxation
Origination and reversal of timing differences
UK	(5)	(4)	(11)
Overseas	(30)	(54)	(56)
Adjustments in respect of prior years	23	43	1

	(12)	(15)	(66)

Taxation	(62)	(75)	(64)

NOTES TO THE ACCOUNTS (Continued)
      The current tax charge for the year is different from the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2004	2003	2002

	(All figures in £ millions)
Profit before tax	171	152	(25)

Expected charge at UK corporation tax rate of 30% (2003: 30%)	(51)	(46)	8
Effect of overseas tax rates	7	8	11
Effect of tax losses	(9)	(5)	(7)
Timing differences	35	64	55
Non-deductible goodwill amortisation	(61)	(90)	(111)
Adjustments in respect of prior years and other items	29	9	46

Current tax (charge)/benefit for the year	(50)	(60)	2

	2004	2003	2002

	(All figures in percentages)
Tax rate reconciliation
UK tax rate	30.0	30.0	30.0
Effect of overseas tax rates	1.4	1.3	2.8
Other items	(1.1)	(0.1)	—

Tax rate reflected in adjusted earnings	30.3	31.2	32.8

Note The current tax charge on profit before tax will continue to be affected by the fact that there is only partial tax relief available on the goodwill amortisation charged in the accounts. The charge will also be affected by the utilisation of tax losses and by the impact of other timing differences, in both cases mainly in the United States.
In both 2004 and 2003 the tax charge was materially affected by adjustments in respect to prior years; it is not practicable to forecast the possible effect of such items in future years as this will depend on progress in agreeing the Group’s tax returns with the tax authorities.
The total charge in future years will also be affected by any changes to corporation tax rates and/or any other relevant legislative changes in the jurisdictions in which the Group operates and by the mix of profits between the different jurisdictions.

8	DIVIDENDS ON EQUITY SHARES

	2004		2003		2002

	Pence		Pence		Pence
	per share	£m	per share	£m	per share	£m

Interim paid	9.7	76	9.4	73	9.1	72
Final proposed	15.7	125	14.8	119	14.3	115

Dividends for the year	25.4	201	24.2	192	23.4	187

Note Dividends in respect of the company’s shares held by employee share trusts (see note 24) have been waived.

NOTES TO THE ACCOUNTS (Continued)

9	EARNINGS/(LOSS) PER SHARE

		2004		2003		2002

			Earnings/		Earnings/		Earnings/
			(loss)		(loss)		(loss)
			per share		per share		per share
	Note	£m	(p)	£m	(p)	£m	(p)

Profit/(loss) for the financial year		88	11.1	55	6.9	(111)	(13.9)
Diluted earnings/(loss)		88	11.0	55	6.9	(111)	(13.9)

Weighted average number of shares (millions)
— for basic earnings and adjusted earnings		795.6		794.4		796.3
Effect of dilutive share options		1.1		0.9		—
Weighted average number of shares (millions)

— for diluted earnings		796.7		795.3		796.3

10a     EMPLOYEE INFORMATION
      The details of the emoluments of the directors of Pearson plc are shown on pages 46 to 57.

	2004	2003	2002

	(All figures in £ millions)
Staff costs
Wages and salaries	1,023	1,027	1,106
Social security costs	105	99	106
Post-retirement costs	68	62	59

	1,196	1,188	1,271

	UK	US	Other	Total

Average number employed 2004
Pearson Education	2,071	16,133	4,080	22,284
FT Group	1,709	1,352	2,594	5,655
The Penguin Group	1,067	2,026	992	4,085
Other	792	572	1	1,365

	5,639	20,083	7,667	33,389

	UK	US	Other	Total

Average number employed 2003
Pearson Education	1,443	14,438	4,097	19,978
FT Group	1,885	1,397	2,362	5,644
The Penguin Group	1,223	2,115	980	4,318
Other	414	513	1	928

	4,965	18,463	7,440	30,868

NOTES TO THE ACCOUNTS (Continued)

	UK	US	Other	Total

Average number employed 2002
Pearson Education	1,326	14,459	4,250	20,035
FT Group	1,914	1,140	2,169	5,223
The Penguin Group	1,305	2,167	890	4,362
Other	204	534	1	739

	4,749	18,300	7,310	30,359

10b     PENSIONS
      SSAP 24 accounting The Group operates a number of pension schemes throughout the world, the principal ones being in the UK and US. The major schemes are self-administered with the schemes’ assets being held independently of the Group. Pension costs are assessed in accordance with the advice of independent qualified actuaries. The UK scheme is a hybrid scheme with both defined benefit and defined contribution sections but, predominantly, consisting of defined benefit liabilities. There are a number of defined contribution schemes, principally overseas. The cost of the schemes is as follows:

	2004	2003	2002

	(All figures in £ millions)
UK Group scheme
Regular pension cost
— Defined benefit sections	10	10	11
— Defined contribution sections	8	7	7
Variation cost	9	6	—

	27	23	18

Other schemes
Defined benefit schemes	6	7	6
Defined contribution schemes	29	27	30

	35	34	36

	62	57	54

Note From 1 January 2003 the UK Group scheme only offers defined contribution benefits to new joiners. The main US defined benefit scheme was closed to the majority of active members in 2001. The changes to these schemes will give rise to a reduction in defined benefit and an increase in defined contribution costs.
      Included in the balance sheet, there is a pension provision of £19m (2003: £29m) as measured in accordance with SSAP 24 (see note 22).

NOTES TO THE ACCOUNTS (Continued)
      A full actuarial valuation of the UK Group scheme was performed as at 1 January 2004 using the projected unit method of valuation. The market value of the assets of the scheme at 1 January 2004 was £1,091m. The major assumptions used to determine the SSAP 24 charge are as follows:

UK Group
scheme

(All figures in
percentages)
Inflation	2.75
Rate of increase in salaries	4.75
Rate of increase for pensions in payment and deferred pensions	2.0 to 4.5
Return on investments	7.1
Level of funding	95
      The funding policy differs from the accounting policy to the extent that more conservative assumptions are used for funding purposes. In particular, the deficit measured on the funding assumptions was £137m (compared to £56m on the SSAP 24 assumptions). Please refer to page F-23 for further details of the funding of the scheme.
      The next full actuarial valuation of the UK Group scheme for funding purposes is due to be carried out as at 1 January 2006. The date of the most recent valuation of the US plan was 1 January 2004.
      FRS 17 disclosures The disclosures required under the transitional arrangements of FRS 17 for the Group’s defined benefit schemes and the UK Group hybrid scheme are set out below. The disclosures for the UK Group hybrid scheme are in respect of both the defined benefit and defined contribution sections.
      For the purpose of these disclosures, the latest full actuarial valuations of the UK Group scheme and other schemes have been updated by independent actuaries to 31 December 2004. The assumptions used are shown below. Weighted average assumptions have been shown for the other schemes.

	2004		2003		2002

	UK Group	Other	UK Group	Other	UK Group	Other
	scheme	schemes	scheme	schemes	scheme	schemes

	(All figures in percentages)
Inflation	2.80	3.00	2.75	3.00	2.25	3.00
Rate of increase in salaries	4.80	4.50	4.75	4.50	4.25	4.50
Rate of increase for pensions in payment and deferred pensions	2.80–4.00	—	2.75–4.00	—	2.25–4.00	—
Rate used to discount scheme liabilities	5.40	5.85	5.50	6.10	5.70	6.75

NOTES TO THE ACCOUNTS (Continued)
      The assets of the UK Group scheme and the expected rate of return on these assets, and the assets of the other defined benefit schemes and the expected rate of return on these assets shown as a weighted average, are as follows:

	Long-term		Long-term		Long-term
	rate of return		rate of return		rate of return
	expected at	Value at	expected at	Value at	expected at	Value at
	31 Dec 2004	31 Dec 2004	31 Dec 2003	31 Dec 2003	31 Dec 2002	31 Dec 2002

	%	£m	%	£m	%	£m
UK Group scheme
Equities	7.50	638	7.75	589	8.00	472
Bonds	4.75	276	5.00	262	4.75	284
Properties	6.25	113	6.50	107	6.50	112
Other	6.25	174	6.50	133	6.50	108

Total market value of assets		1,201		1,091		976
Present value of scheme liabilities		(1,495)		(1,316)		(1,189)
Deficit in the scheme		(294)		(225)		(213)
Related deferred tax asset		88		68		64

Net pension liability		(206)		(157)		(149)

Other schemes
Equities	8.50	45	9.00	41	9.75	33
Bonds	5.50	26	6.00	25	6.00	23
Other	3.75	2	2.80	1	2.75	1

Total market value of assets		73		67		57
Present value of scheme liabilities		(102)		(104)		(96)
Deficit in the schemes		(29)		(37)		(39)
Related deferred tax asset		10		13		14

Net pension liability		(19)		(24)		(25)

Note The measurement of the deficit in the scheme for FRS 17 follows a different approach to SSAP 24. The FRS 17 measurement date is 31 December 2004. Although the rise in stock markets in 2004 increased the market value of the UK Group scheme assets, this is more than offset by the increase in the present value of the UK Group scheme liabilities. This increase has largely been caused by use of the 1 January 2004 formal funding valuation and the change in both economic and mortality assumptions used for FRS 17 purposes since 31 December 2003. This has resulted in an increased deficit in the UK Group scheme under FRS 17.

NOTES TO THE ACCOUNTS (Continued)

		Defined
	UK Group	benefit		Defined	2004
	scheme	other	Sub-total	contribution	Total

	(All figures in £ millions)
Operating charge
Current service cost	(24)	(1)	(25)	(29)	(54)
Past service cost	—	—	—	—	—

Total operating charge	(24)	(1)	(25)	(29)	(54)

Other finance income/(charge)
Expected return on pension scheme assets	73	5	78	—	78
Interest on pension scheme liabilities	(70)	(6)	(76)	—	(76)

Net finance credit/(charge)	3	(1)	2	—	2

Net profit and loss impact	(21)	(2)	(23)	(29)	(52)

Statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	60	2	62
Experience (losses)/gains arising on the scheme liabilities	(62)	1	(61)
Changes in assumptions underlying the present value of the scheme liabilities	(76)	(4)	(80)
Exchange differences	—	2	2

Actuarial (loss)/gain	(78)	1	(77)

Movement in deficit during the year
Deficit in scheme at beginning of the year	(225)	(37)	(262)
Current service cost	(24)	(1)	(25)
Past service cost	—	—	—
Contributions	30	9	39
Other finance charge	3	(1)	2
Actuarial (loss)/gain	(78)	1	(77)

Deficit in scheme at end of the year	(294)	(29)	(323)

Related deferred tax asset	88	10	98

Net pension deficit	(206)	(19)	(225)

      Following the 1 January 2004 actuarial valuation for funding purposes, the Group has agreed to pay contributions of 14.8% of pensionable salaries, plus contributions in respect of the Money Purchase 2003 section introduced with effect from 1 January 2003, in respect of future service benefits. Further, the Group has agreed to pay contributions of £10m in respect of 2004, £15m in respect of 2005 and £21m in respect of each year from 2006 to 2013 to fund the past service deficit revealed by the funding valuation.

NOTES TO THE ACCOUNTS (Continued)

		Defined
	UK Group	benefit		Defined	2003
	scheme	other	Sub-total	contribution	Total

	(All figures in £ millions)
Operating charge
Current service cost	(20)	(1)	(21)	(27)	(48)
Past service cost	—	(1)	(1)	—	(1)

Total operating charge	(20)	(2)	(22)	(27)	(49)

Other finance income/(charge)
Expected return on pension scheme assets	65	5	70	—	70
Interest on pension scheme liabilities	(66)	(7)	(73)	—	(73)

Net finance charge	(1)	(2)	(3)	—	(3)

Net profit and loss impact	(21)	(4)	(25)	(27)	(52)

Statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	80	8	88
Experience losses arising on the scheme liabilities	(1)	(8)	(9)
Changes in assumptions underlying the present value of the scheme liabilities	(95)	(6)	(101)
Exchange differences	—	3	3

Actuarial loss	(16)	(3)	(19)

Movement in deficit during the year
Deficit in scheme at beginning of the year	(213)	(39)	(252)
Current service cost	(20)	(1)	(21)
Past service cost	—	(1)	(1)
Contributions	25	9	34
Other finance charge	(1)	(2)	(3)
Actuarial loss	(16)	(3)	(19)

Deficit in scheme at end of the year	(225)	(37)	(262)

Related deferred tax asset	68	13	81

Net pension deficit	(157)	(24)	(181)

      The contribution rate for 2003 for the UK Group scheme was 17.1% of pensionable salaries, plus £1m in respect of the new Money Purchase section introduced with effect from 1 January 2003. In addition, a one-off contribution of £5m was paid into this scheme to improve the funding position.

NOTES TO THE ACCOUNTS (Continued)

		Defined
	UK Group	benefit		Defined	2002
	scheme	other	Sub-total	contribution	Total

	(All figures in £ millions)
Operating charge
Current service cost	(19)	(3)	(22)	(30)	(52)
Past service cost	—	(1)	(1)	—	(1)

Total operating charge	(19)	(4)	(23)	(30)	(53)

Other finance income/(charge)
Expected return on pension scheme assets	73	5	78	—	78
Interest on pension scheme liabilities	(68)	(6)	(74)	—	(74)

Net finance charge	5	(1)	4	—	4

Net profit and loss impact	(14)	(5)	(19)	(30)	(49)

Statement of total recognised gains and losses
Actual return less expected return on pension scheme assets	(165)	(11)	(176)
Experience losses arising on the scheme liabilities	17	(1)	16
Changes in assumptions underlying the present value of the scheme liabilities	3	(4)	(1)
Exchange differences	—	2	2

Actuarial loss	(145)	(14)	(159)

Movement in deficit during the year
Deficit in scheme at beginning of the year	(73)	(34)	(107)
Current service cost	(19)	(3)	(22)
Past service cost	—	(1)	(1)
Contributions	19	14	33
Other finance charge	5	(1)	4
Actuarial loss	(145)	(14)	(159)

Deficit in scheme at end of the year	(213)	(39)	(252)

Related deferred tax asset	64	14	78

Net pension deficit	(149)	(25)	(174)

      The contribution rate for 2002 for the UK Group scheme was 17.1% of pensionable salaries.
      The experience gains and losses of both the UK Group scheme and other schemes are shown below:

	2004	2003	2002

History of experience gains and losses
Difference between the actual and expected return on scheme assets	£62m	£88m	£(176)m
As a percentage of year end assets	5%	8%	(17)%
Experience gains and (losses) on scheme liabilities	£(61)m	£(9)m	£16m
As a percentage of year end liabilities	(4)%	(1)%	1%
Total amount recognised in statement of total recognised gains and losses	£(77)m	£(19)m	£(159)m
As a percentage of year end liabilities	(5)%	(1)%	(12)%

NOTES TO THE ACCOUNTS (Continued)
      If the above amounts had been recognised in the financial statements, the Group’s net assets and profit and loss reserve at 31 December 2004 would be as follows:

	2004	2003

	(All figures in
	£ millions)
Net assets excluding pension liability (see note below)	2,835	3,117
FRS 17 pension liability	(225)	(181)

Net assets including FRS 17 pension liability	2,610	2,936

Profit and loss reserve excluding pension reserve (see note below)	(52)	252
FRS 17 pension reserve	(225)	(181)

Profit and loss reserve including FRS 17 pension reserves	(277)	71

Note The net assets and profit and loss reserve exclude the pension liability of £19m (2003: £29m) included within provisions (see note 22).

10c	OTHER POST-RETIREMENT BENEFITS
      UITF 6 accounting The Group provides certain healthcare and life assurance benefits principally for retired US employees and their dependents. These plans are unfunded. Retirees are eligible for participation in the plans if they meet certain age and service requirements. Plans that are available vary depending on the business division in which the retiree worked. Plan choices and retiree contributions are dependent on retirement date, business division, option chosen and length of service. The valuation and costs relating to other post-retirement benefits are assessed in accordance with the advice of independent qualified actuaries. The cost of the benefits and the major assumptions used, based on a valuation with a measurement date of 31 December 2003, are as follows:

	2004	2003	2002

	(All figures in £ millions)
Other post-retirement benefits	6	5	5

(All figures in
percentages)

Inflation	3.0
Initial rate of increase in healthcare rates	12.0
Ultimate rate of increase in healthcare rates (2008)	5.0
Rate used to discount scheme liabilities	6.1
      Included in the balance sheet, there is a post-retirement medical benefits provision of £51m (2003: £51m). In accordance with UITF 6, the cost of post-retirement benefits, and related provisions, are based on the equivalent US GAAP standard, FAS 106 (see note 22).
      FRS 17 disclosures The disclosures required under the transitional arrangements of FRS 17 are set out below. For the purpose of these disclosures the valuation of the schemes has been updated to 31 December 2004 using the assumptions listed below.

	2004	2003	2002

	(All figures in percentages)
Inflation	3.00	3.00	3.00
Initial rate of increase in healthcare rates	12.00	12.00	12.00
Ultimate rate of increase in healthcare rates (2009; 2008; 2007)	5.00	5.00	5.00
Rate used to discount scheme liabilities	5.85	6.10	6.75

NOTES TO THE ACCOUNTS (Continued)

	2004	2003	2002

	(All figures in £ millions)
The value of the unfunded liability is as follows:
Present value of unfunded liabilities	(58)	(61)	(63)
Related deferred tax asset	20	21	22

Net post-retirement healthcare liability	(38)	(40)	(41)

Operating charge
Current service cost	(1)	(1)	(1)
Past service cost	—	—	—

Total operating charge	(1)	(1)	(1)

Other finance charge
Interest on pension scheme liabilities	(3)	(4)	(4)
Net finance charge	(3)	(4)	(4)

Net profit and loss impact	(4)	(5)	(5)

Statement of total recognised gains and losses
Experience gains arising on the scheme liabilities	5	3	3
Changes in assumptions underlying the present value of the scheme liabilities	(5)	(6)	(7)
Exchange differences	4	6	5

Actuarial gain	4	3	1

Movement in deficit during the year
Deficit in scheme at beginning of the year	(61)	(63)	(63)
Current service cost	(1)	(1)	(1)
Contributions	3	4	4
Other finance charge	(3)	(4)	(4)
Actuarial gain	4	3	1

Deficit in scheme at end of the year	(58)	(61)	(63)

Related deferred tax asset	20	21	22

Net post-retirement deficit	(38)	(40)	(41)

The experience gains and losses for the schemes are shown below:

	2004		2003		2002

History of experience gains and losses
Experience gains on scheme liabilities	£5	m	£3	m	£3	m
As a percentage of year end liabilities	9%		5%		4%
Total amount recognised in statement of total recognised gains and losses	£4	m	£3	m	£1	m
As a percentage of year end liabilities	7%		5%		2%

NOTES TO THE ACCOUNTS (Continued)
      If the above amounts had been recognised in the financial statements, the Group’s net assets and profit and loss reserves at 31 December 2004 would be as follows:

	2004	2003

	(All figures in
	£ millions)
Net assets excluding post-retirement healthcare liability (see note below)	2,867	3,139
FRS 17 post-retirement healthcare liability	(38)	(40)

Net assets including FRS 17 post-retirement healthcare liability	2,829	3,099

Profit and loss reserve excluding post-retirement healthcare reserve (see note below)	(20)	274
FRS 17 post-retirement healthcare reserve	(38)	(40)

Profit and loss reserve including FRS 17 post-retirement healthcare reserve	(58)	234

Note The net assets and profit and loss reserve exclude the post-retirement healthcare liability of £51m (2003: £51m) included within provisions (see note 22).

11	INTANGIBLE FIXED ASSETS

Goodwill

(All figures in
£ millions)
Cost
At 31 December 2002	4,487
Exchange differences	(321)
Additions	157
Disposals	(99)

At 31 December 2003	4,224
Exchange differences	(245)
Additions	33
Disposals	—

At 31 December 2004	4,012

Amortisation
At 31 December 2002	(877)
Exchange differences	75
Provided in the year	(257)
Disposals	95

At 31 December 2003	(964)
Exchange differences	66
Provided in the year	(224)
Disposals	—

At 31 December 2004	(1,122)

Net carrying amount
At 31 December 2003	3,260

At 31 December 2004	2,890

NOTES TO THE ACCOUNTS (Continued)

12	TANGIBLE FIXED ASSETS

			Assets in
	Freehold and	Plant and	course of
	leasehold property	equipment	construction	Total

	(All figures in £ millions)
Cost
At 31 December 2002	319	750	20	1,089
Exchange differences	(19)	(33)	(3)	(55)
Reclassifications	1	9	(10)	—
Owned by subsidiaries acquired	5	19	—	24
Owned by subsidiaries disposed	(2)	(6)	—	(8)
Capital expenditure	12	77	15	104
Disposals	(15)	(63)	—	(78)

At 31 December 2003	301	753	22	1,076
Exchange differences	(9)	(27)	—	(36)
Reclassifications	—	14	(14)	—
Owned by subsidiaries acquired	1	4	—	5
Owned by subsidiaries disposed	(4)	—	—	(4)
Additions	14	103	10	127
Disposals	(13)	(44)	—	(57)

At 31 December 2004	290	803	18	1,111

Depreciation
At 31 December 2002	(104)	(482)	—	(586)
Exchange differences	10	27	—	37
Provided in the year	(16)	(95)	—	(111)
Owned by subsidiaries acquired	—	(14)	—	(14)
Owned by subsidiaries disposed	1	4	—	5
Disposals	7	54	—	61

At 31 December 2003	(102)	(506)	—	(608)
Exchange differences	4	19	—	23
Provided in the year	(16)	(86)	—	(102)
Owned by subsidiaries acquired	—	(4)	—	(4)
Owned by subsidiaries disposed	4	—	—	4
Disposals	6	43	—	49

At 31 December 2004	(104)	(534)	—	(638)

Net book value
At 31 December 2003	199	247	22	468
At 31 December 2004	186	269	18	473
      Freehold and leasehold property — Net book value includes freehold of £109m (2003: £120m) and short leases of £77m (2003: £79m).
      Capital commitments — The Group had capital commitments for fixed assets, including finance leases, already under contract amounting to £6m at 31 December 2004 (2003: £1m).

NOTES TO THE ACCOUNTS (Continued)
      Other notes — The net book value of Group tangible fixed assets includes £3m (2003: £5m) in respect of assets held under finance leases. Depreciation on these assets charged in 2004 was £2m (2003: £2m).

13	JOINT VENTURES

	2004		2003

	Valuation	Book value	Valuation	Book value

	(All figures in £ millions)
Unlisted joint ventures	7	7	6	6

Note The valuations of unlisted joint ventures are directors’ valuations as at 31 December 2004. If realised at these values there would be an estimated liability for taxation of £nil (2003: £nil). The Group had no capital commitments to subscribe for further capital or loan stock.

	Share		Total
	of equity	Reserves	net assets

	(All figures in £ millions)
Summary of movements
At 31 December 2003	75	(69)	6
Exchange differences	1	—	1
Additions	10	(2)	8
Dividends (including tax credits) from joint ventures	—	(1)	(1)
Retained loss for the year	—	(7)	(7)

At 31 December 2004	86	(79)	7

	2004		2003		2002

	Operating	Total	Operating	Total	Operating	Total
	loss	net assets	loss	net assets	loss	net assets

	(All figures in £ millions)
Business sectors
Pearson Education	—	—	—	—	(1)	—
FT Group	(8)	2	(11)	2	(13)	3
The Penguin Group	1	5	1	4	1	4

	(7)	7	(10)	6	(13)	7

Geographical markets supplied and location of net assets
United Kingdom	1	4	1	4	1	4
Continental Europe	(8)	3	(11)	2	(13)	3
North America	—	—	—	—	(1)	—

	(7)	7	(10)	6	(13)	7

	2004	2003	2002

	(All figures in £ millions)
Reconciliation to retained loss
Operating loss of joint ventures	(7)	(10)	(13)
Taxation	—	—	—

Retained loss for the year	(7)	(10)	(13)

NOTES TO THE ACCOUNTS (Continued)

14	ASSOCIATES

	2004		2003

	Valuation	Book value	Valuation	Book value

	(All figures in £ millions)
Listed associates	53	9	27	9
Unlisted associates	175	32	192	49

	228	41	219	58

Note Principal associates are listed in note 34. The valuations of unlisted associates are directors’ valuations as at 31 December 2004. If realised at these values there would be an estimated liability for taxation of £nil (2003: £nil). The Group had no capital commitments to subscribe for further capital or loan stock.

	Share					Total
	of equity	Loans	Reserves	Total	Goodwill	net assets

	(All figures in £ millions)
Summary of movements
At 31 December 2002	64	1	9	74	32	106
Exchange differences	1	1	—	2	(1)	1
Disposals	(16)	—	(5)	(21)	(24)	(45)
Loan repayment	—	(2)	—	(2)	—	(2)
Retained profit for the year	—	—	5	5	—	5
Goodwill amortisation	—	—	—	—	(7)	(7)

At 31 December 2003	49	—	9	58	—	58
Exchange differences	(1)	—	1	—	—	—
Additions	1	—	—	1	—	1
Disposals	(24)	—	—	(24)	—	(24)
Retained profit for the year	—	—	6	6	—	6

At 31 December 2004	25	—	16	41	—	41

NOTES TO THE ACCOUNTS (Continued)

	2004		2003		2002

	Operating	Total	Operating	Total	Operating	Total
	profit	net assets	profit	net assets	loss	net assets

	(All figures in £ millions)
Business sectors
Pearson Education	1	5	1	4	2	8
FT Group	14	33	7	30	(37)	98

Continuing operations	15	38	8	34	(35)	106
Discontinued operations	2	3	2	24	(3)	—

	17	41	10	58	(38)	106

Geographical markets supplied and location of net assets/(liabilities)
United Kingdom	9	19	10	20	11	9
Continental Europe	1	13	2	39	(1)	92
North America	4	(1)	(3)	(7)	(45)	(5)
Rest of world	1	7	1	6	—	10

Continuing operations	15	38	10	58	(35)	106
Discontinued operations	2	3	—	—	(3)	—

	17	41	10	58	(38)	106

	2004	2003	2002

	(All figures in £ millions)
Reconciliation to retained profit
Operating profit of associates (before goodwill amortisation)	17	17	10
Interest	1	1	—
Profit on sale of subsidiaries	—	—	3
Taxation	(3)	(5)	(4)
Dividends (including tax credits) from unlisted associates	(9)	(8)	(7)

Retained profit for the year	6	5	2

      The aggregate of the Group’s share in its associates is shown below:

	2004	2003	2002

	(All figures in £ millions)
Sales	290	234	141
Fixed assets	22	24	28
Current assets	102	116	130
Liabilities due within one year	(75)	(70)	(76)
Liabilities due after one year or more	(8)	(12)	(8)

Net assets	41	58	74

NOTES TO THE ACCOUNTS (Continued)

15	OTHER FIXED ASSET INVESTMENTS

			2003
	2004		restated

	Valuation	Book value	Valuation	Book value

	(All figures in £ millions)
Unlisted other fixed asset investments	17	17	21	21

Note The valuations of unlisted investments are directors’ valuations as at 31 December 2004. If realised at valuation there would be an estimated liability for taxation of £nil (2003: £nil). Other fixed asset investments have been restated for the adoption of UITF 38 (see note 24).

Total

(All figures in
£ millions)
Cost
At 31 December 2002 restated	60
Exchange differences	(3)
Additions	3
Disposals	(1)

At 31 December 2003 restated	59
Exchange differences	(2)
Additions	1
Disposals	(25)

At 31 December 2004	33

Provision
At 31 December 2002 restated	(38)
Provided during the year	—

At 31 December 2003 restated	(38)
Exchange differences	1
Provision written back in the year	4
Disposals	17

At 31 December 2004	(16)

Net book value
At 31 December 2003 restated	21

At 31 December 2004	17

16	STOCKS

	2004	2003

	(All figures in £
	millions)
Raw materials	27	24
Work in progress	36	30
Finished goods	261	270
Pre-publication costs	352	359

	676	683

NOTES TO THE ACCOUNTS (Continued)

Note The replacement cost of stocks is not materially different from book value.

17	DEBTORS

	2004	2003

	(All figures in
	£ millions)
Amounts falling due within one year
Trade debtors	785	822
Associates	1	1
Joint ventures	1	—
Royalty advances	116	110
Other debtors	53	61
Prepayments and accrued income	45	38

	1,001	1,032

Amounts falling due after more than one year
Royalty advances	70	83
Other debtors	31	16
Prepayments and accrued income	1	1

	102	100

	1,103	1,132

18	CASH AT BANK AND IN HAND

	2004		2003

	Group	Company	Group	Company

	(All figures in £ millions)
Cash, bank current accounts and overnight deposits	371	—	309	—
Certificates of deposit and commercial paper	5	—	8	—
Term bank deposits	237	87	244	75

	613	87	561	75

19	FINANCIAL INSTRUMENTS
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
      The derivatives used for this purpose are principally interest rate swaps, interest rate caps and collars, currency swaps and forward foreign exchange contracts. The main risks arising from the Group’s financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the board, which are summarised below. These policies have remained unchanged, except as disclosed, since the beginning of 2003. A treasury committee of the board receives reports on the Group’s treasury activities, policies and procedures,

NOTES TO THE ACCOUNTS (Continued)
which are reviewed periodically by a group of external professional advisers. The treasury department is not a profit centre and its activities are subject to internal audit.
      Interest rate risk The Group’s exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into interest rate swaps, interest rate caps and forward rate agreements. Since October 2002 the Group’s policy objective has been to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt) to be hedged (i.e. fixed or capped) over the next four years within a 40% to 65% range. At the end of 2004 that ratio was 61%. A 1% change in the Group’s variable rate US dollar, euro and sterling interest rates would have a £5m effect on profit before tax.
      Liquidity and refinancing risk The Group’s objective is to procure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group’s policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and 10 years. At the end of 2004 the average maturity of gross borrowings was six years and non-banks provided £1,650m (91%) of them (up from 4.9 years and 89% respectively at the beginning of the year). The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. All of the Group’s credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody’s and BBB+ from Standard & Poor’s, and the short-term ratings are P2 and A2 respectively. The Group strives to maintain a rating of at least BBB+/ Baa1 over the long term. The Group will also continue to use internally a range of ratios to monitor and manage its finances. These include interest cover, net debt to operating profit, net debt to enterprise value and cash flow to debt measures. The Group also maintains undrawn committed borrowing facilities. At the end of 2004 these amounted to £641m and their weighted average maturity was 4.5 years.
      Counterparty risk The Group’s risk of loss on deposits or derivative contracts with individual banks is managed in part through the use of counterparty limits. These limits, which take published credit limits (among other things) into account, are approved by the Chief Financial Officer. In addition, for certain longer-dated, higher-value derivative contracts, specifically, a currency swap that transforms a major part of the 6.125% eurobonds due 2007 into a US dollar liability, the Group has entered into mark-to-market agreements whose effect is to reduce significantly the counterparty risk of the relevant transactions.
      Currency risk Although the Group is based in the UK, it has its most significant investment in overseas operations. The most significant currency for the Group is the US dollar, followed by the euro and sterling. The Group’s policy on routine transactional conversions between currencies (for example, the collection of receivables, and the settlement of payables or interest) remains that these should be affected at the relevant spot exchange rate. No unremitted profits are hedged with foreign exchange contracts as the company judges it inappropriate to hedge non-cash flow transnational exposure with cash flow instruments. However, the Group does seek to create a “natural hedge” through its policy of aligning approximately the currency composition of its core borrowings in US dollars, euros and sterling with the split between those currencies of its forecast operating profit. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. Long-term core borrowing is limited to these three major currencies. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. At the year end the split of aggregate net borrowings in its three core currencies was US dollar 88%, euro 7% and sterling 5%.
      Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures as set out in table e.

NOTES TO THE ACCOUNTS (Continued)

a. Maturity of borrowings and other financial liabilities
      The maturity profile of the Group’s borrowings and other financial liabilities is shown below:

	2004		2003

	Group	Company	Group	Company

	(All figures in £ millions)
Maturity of borrowings
Short-term
Bank loans and overdrafts	107	139	119	262
9.5% Sterling Bonds 2004	—	—	108	—
4.625% Euro Bonds 2004	—	—	348	348

Total due within one year, or on demand	107	139	575	610

Medium and long-term
Loans or instalments thereof repayable:
From one to two years	130	—	85	—
From two to five years	733	541	582	443
After five years not by instalments	849	640	680	680

Total due after more than one year	1,712	1,181	1,347	1,123

Total borrowings	1,819	1,320	1,922	1,733

Note At 31 December 2004 £61m (2003: £85m) of debt, including commercial paper, currently classified from two to five years would be repayable within one year if refinancing contracts were not in place. The short-term bank loans and overdrafts of the Group are lower than those of the company because of bank offset arrangements.

	2004			2003

	Group	Group other		Group	Group other
	finance	financial	Group	finance	financial	Group
	leases	liabilities	total	leases	liabilities	total

	(All figures in £ millions)
Maturity of other financial liabilities
Amounts falling due:
In one year or less or on demand	2	4	6	3	5	8
In more than one year but not more than two years	1	19	20	1	14	15
In more than two years but not more than five years	1	9	10	1	7	8
In more than five years	—	25	25	—	21	21

	4	57	61	5	47	52

NOTES TO THE ACCOUNTS (Continued)

b.	Borrowings by instrument

	2004		2003

	Group	Company	Group	Company

	(All figures in £ millions)
Unsecured
9.5% Sterling Bonds 2004	—	—	108	—
4.625% Euro Bonds 2004	—	—	348	348
7.375% US Dollar notes 2006	130	—	139	—
6.125% Euro Bonds 2007	390	390	343	343
10.5% Sterling Bonds 2008	100	100	100	100
4.7% US Dollar Bonds 2009	181	—	—	—
7% Global Dollar Bonds 2011	260	260	278	278
7% Sterling Bonds 2014	226	226	235	235
5.7% US Dollar Bonds 2014	207	—	—	—
4.625% US Dollar notes 2018	156	156	167	167
Bank loans and overdrafts and commercial paper	169	188	204	262

Total borrowings	1,819	1,320	1,922	1,733

c.	Undrawn committed borrowing facilities

	2004	2003

	(All figures in
	£ millions)
Expiring within one year	—	—
Expiring between one and two years	—	950
Expiring in more than two years	641	—

	641	950

Note All of the above committed borrowing facilities incur commitment fees at market rates. In addition to the above facilities, there are a number of short-term overdrafts that are utilised in the normal course of the business.

d.	Currency and interest rate risk profile

	2004

				Fixed rate borrowings

					Weighted
				Weighted	average
		Total	Total	average	period for
		variable	fixed	interest	which rate is
	Borrowings	rate	rate	rate	fixed —
	£m	£m	£m	%	years

Currency and interest rate risk profile of borrowings
US dollar	1,332	830	502	5.8	2.4
Sterling	201	91	110	8.9	6.4
Euro	284	160	124	5.6	1.5
Other currencies	2	2	—	—	—

	1,819	1,083	736

NOTES TO THE ACCOUNTS (Continued)

	2003

				Fixed rate borrowings

					Weighted
				Weighted	average
		Total	Total	average	period for
		variable	fixed	interest	which rate is
	Borrowings	rate	rate	rate	fixed —
	£m	£m	£m	%	years

Currency and interest rate risk profile of borrowings
US dollar	1,427	864	563	5.9	3.2
Sterling	201	61	140	8.0	9.0
Euro	292	166	126	5.3	1.7
Other currencies	2	2	—	—	—

	1,922	1,093	829

Note The figures shown in the tables above take into account interest rate, currency swaps and forward rate contracts entered into by the Group. Variable rate borrowings bear interest at rates based on relevant national LIBOR equivalents.

	2004

	Other	Total	Total
	financial	fixed	no interest
	liabilities	rate	paid

	(All figures in £ millions)
Currency and interest rate risk profile of other financial liabilities
US dollar	40	10	30
Sterling	8	3	5
Euro	11	—	11
Other currencies	2	1	1

	61	14	47

Note The US dollar fixed rate liability is fixed for 7 years at a rate of 6.3%. The sterling fixed rate liability is fixed for 2 years at a rate of 6.9%. The other currencies fixed rate liability is fixed for 3 years at a rate of 5.0%.

	2003

	Other	Total	Total
	financial	fixed	no interest
	liabilities	rate	paid

	(All figures in £ millions)
Currency and interest rate risk profile of other financial liabilities
US dollar	35	4	31
Sterling	5	1	4
Euro	12	—	12

	52	5	47

NOTES TO THE ACCOUNTS (Continued)

	2004

				Other
	US dollar	Sterling	Euro	currencies	Total

	(All figures in £ millions)
Currency and interest rate risk profile of financial assets
Cash at bank and in hand	170	52	72	77	371
Short-term deposits	7	89	125	21	242
Other financial assets	33	12	3	1	49

	210	153	200	99	662

Fixed rate	5	3	—	1	9
Floating rate	189	140	195	95	619
No interest received	16	10	5	3	34

	210	153	200	99	662

Note The US dollar fixed rate asset is fixed for 11 years at a rate of 8.2%. The sterling fixed rate asset is fixed for 5 years at a rate of 7.0%. The other currencies fixed rate asset is fixed for 7 years at a rate of 2.0%.

	2003

				Other
	US dollar	Sterling	Euro	currencies	Total

	(All figures in £ millions)
Currency and interest rate risk profile of financial assets
Cash at bank and in hand	150	54	40	65	309
Short-term deposits	112	20	104	16	252
Other financial assets	44	7	7	1	59

	306	81	151	82	620

Fixed rate	6	2	—	—	8
Floating rate	259	72	144	78	553
No interest received	41	7	7	4	59

	306	81	151	82	620

e.	Currency exposures
      The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency.

	2004
	Net foreign monetary assets/(liabilities)

				Other
	US dollar	Sterling	Euro	currencies	Total

	(All figures in £ millions)
Functional currency of entity
US dollar	—	1	—	5	6
Sterling	(6)	—	9	3	6
Euro	—	—	—	—	—
Other currencies	20	(1)	—	—	19

	14	—	9	8	31

NOTES TO THE ACCOUNTS (Continued)

	2003
	Net foreign monetary assets/(liabilities)

				Other
	US dollar	Sterling	Euro	currencies	Total

	(All figures in £ millions)
Functional currency of entity
US dollar	—	3	—	6	9
Sterling	20	—	7	6	33
Euro	—	—	—	5	5
Other currencies	5	(8)	5	—	2

	25	(5)	12	17	49

f.	Fair values of financial assets and financial liabilities
      The table below shows the book value and the fair value of the Group’s financial assets and financial liabilities:

	2004		2003

	Book	Fair	Book	Fair
	value	value	value	value

	(All figures in £ millions)
Primary financial instruments held or issued to finance the Group’s operations
Other financial assets	49	49	59	59
Other financial liabilities	(61)	(61)	(52)	(52)
Cash at bank and in hand	371	371	309	309
Short-term deposits	242	242	252	252
Short-term borrowings	(107)	(107)	(575)	(619)
Medium and long-term borrowings	(1,712)	(1,817)	(1,347)	(1,553)

Derivative financial instruments held to manage the interest rate and currency profile
Interest rate swaps	—	23	—	(4)
Currency swaps	—	11	—	26

Note Other financial assets, other financial liabilities, cash at bank and in hand, short-term deposits and short-term borrowings: the fair value approximates to the carrying value due to the short maturity periods of these financial instruments. Medium and long-term borrowings: the fair value is based on market values or, where these are not available, on the quoted market prices of comparable debt issued by other companies. Interest rate swaps: the fair value of interest rate swaps is based on market values. At 31 December 2004 the notional principal value of these swaps was £2,824m (2003: £2,394m). Currency swaps: the fair value of these contracts is based on market values. At 31 December 2004 the Group had £368m (2003: £1,096m) of such contracts outstanding.

NOTES TO THE ACCOUNTS (Continued)

g.	Hedges
      The Group’s policy on hedges is explained on page F-35. The table below shows the extent to which the Group has off-balance sheet (unrecognised) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year’s or later profit and loss accounts.

			Unrecognised
	Unrecognised	Unrecognised	total net
	gains	losses	gains/(losses)

	(All figures in £ millions)
Gains and losses on hedges at 31 December 2003	82	(60)	22
Gains and losses arising in previous years that were recognised in 2004	(19)	—	(19)

Gains and losses arising before 31 December 2003 that were not recognised in 2004	63	(60)	3
Gains and losses arising in 2004 that were not recognised in 2004	10	21	31

Unrecognised gains and losses on hedges at 31 December 2004	73	(39)	34
Of which:
Gains and losses expected to be recognised in 2005	1	(2)	(1)

Gains and losses expected to be recognised in 2006 or later	72	(37)	35

20	OTHER CREDITORS

	2004	2003

	(All figures in
	£ millions)
Amounts falling due within one year
Trade creditors	349	407
Taxation	91	55
Social security and other taxes	14	4
Other creditors	75	85
Accruals and deferred income	512	456
Obligations under finance leases	2	3
Dividends	125	119

	1,168	1,129

Amounts falling due after more than one year
Other creditors	37	34
Accruals and deferred income	21	9
Obligations under finance leases	2	2

	60	45

NOTES TO THE ACCOUNTS (Continued)

21	DEFERRED TAXATION

(All figures in
£ millions)

Summary of movements
At 31 December 2003	145
Exchange differences	(9)
Transfers	41
Net release in the year	(12)

At 31 December 2004	165

	2004	2003

	(All figures in
	£ millions)
Deferred taxation derives from
Capital allowances	(31)	(21)
Tax losses carried forward	150	168
Taxation on unremitted overseas earnings	(2)	(4)
Other timing differences	48	2

	165	145

Deferred taxation not provided
Relating to gains subject to roll-over relief	—	1

Note The Group has calculated deferred tax not provided on rolled over gains in 2004, taking into account the indexation allowance which would be deductible on a disposal of the asset into which the gain was rolled. The recovery of the deferred tax asset relating to tax losses carried forward is dependent on future taxable profits arising mainly in the US. The Group regularly reviews its projections of these future taxable profits to ensure that recoverability of the asset is still foreseeable.

NOTES TO THE ACCOUNTS (Continued)

22	PROVISIONS FOR LIABILITIES AND CHARGES

	Post-	Deferred		Reorganis-
	retirement	consideration	Integration	ations	Leases	Other	Total

	(All figures in £ millions)
At 31 December 2002	92	11	17	19	18	8	165
Exchange differences	(13)	—	—	(1)	(1)	1	(14)
Subsidiaries acquired	4	—	—	—	—	—	4
Transfers	—	1	3	(4)	—	—	—
Deferred consideration arising on acquisitions	—	24	—	—	—	—	24
Released	—	—	—	—	(1)	(1)	(2)
Provided	62	—	—	8	3	1	74
Utilised	(65)	(7)	(11)	(10)	(5)	(1)	(99)

At 31 December 2003	80	29	9	12	14	8	152
Exchange differences	(7)	(2)	(1)	(1)	(1)	—	(12)
Arising on acquisitions	1	(3)	—	—	—	—	(2)
Released	—	(2)	—	(1)	—	(1)	(4)
Provided	68	—	—	5	—	6	79
Utilised	(72)	(1)	(3)	(8)	(3)	(3)	(90)

At 31 December 2004	70	21	5	7	10	10	123

Note

a	Post-retirement provisions are in respect of pensions, £19m (2003: £29m) and post-retirement medical benefits, £51m (2003: £51m).

b	Integration. During the year, £3m of this balance has been utilised, primarily in relation to properties, severance and IT systems. The remaining provision should be utilised in the next two years.

c	Reorganisations. £5m has been provided during the year and £8m utilised mainly in respect of redundancies.

d	Lease commitments. These relate primarily to onerous lease contracts, acquired as part of the purchase of subsidiaries, which have various expiry dates up to 2010. The provision is based on current occupancy estimates.

NOTES TO THE ACCOUNTS (Continued)

23	SHARE CAPITAL

	Number
	of shares
	(000’s)	£m

Ordinary shares of 25p each
Authorised
At 31 December 2003	1,178,000	295

At 31 December 2004	1,182,000	296

Called up, allotted and fully paid
At 31 December 2002	801,662	200
Issued under share option and employee share schemes	726	1

At 31 December 2003	802,388	201
Issued under share option and employee share schemes	862	—

At 31 December 2004	803,250	201

Note The consideration received in respect of shares issued during the year was £4m (2003: £5m).

		Number		Original
	When	of shares		subscription
	granted	(000’s)	Price (p)	exercise period

Options outstanding at 31 December 2003
Worldwide Save for Shares plans	1996	9	517	2003 — 04
	1997	39	530	2004 — 05
	1998	319	687	2003 — 06
	1999	137	913 — 926	2004 — 07
	2000	169	688 — 1,644	2003 — 08
	2001	350	957 — 1,096	2004 — 09
	2002	573	696	2005 — 10
	2003	2,273	425 — 426	2006 — 11

		3,869

Discretionary share option plans	1994	148	567 — 635	1997 — 04
	1995	154	487 — 606	1998 — 05
	1996	248	584 — 654	1999 — 06
	1997	1,023	677 — 758	2000 — 07
	1998	1,637	847 — 1,090	2001 — 08
	1999	3,260	1,081 — 1,922	2002 — 09
	2000	8,510	64 — 3,224	2000 — 10
	2001	13,437	822 — 1,421	2002 — 11

		28,417

NOTES TO THE ACCOUNTS (Continued)

		Number		Original
	When	of shares		subscription
	granted	(000’s)	Price (p)	exercise period

Options outstanding at 31 December 2004
Worldwide Save for Shares plans	1997	5	530	2004 — 05
	1998	46	687	2005 — 06
	1999	118	913 — 926	2004 — 07
	2000	52	1,277 — 1,481	2005 — 08
	2001	303	957 — 1,096	2004 — 09
	2002	474	696	2005 — 10
	2003	1,978	425 — 426	2006 — 11
	2004	878	495 — 518	2007 — 12

		3,854

Discretionary share option plans	1995	116	487 — 545	1998 — 05
	1996	195	584 — 654	1999 — 06
	1997	943	677 — 758	2000 — 07
	1998	1,483	847 — 1,090	2001 — 08
	1999	2,950	1,081 — 1,922	2002 — 09
	2000	5,432	64 — 3,224	2000 — 10
	2001	11,206	822 — 1,421	2002 — 11

		22,325

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

NOTES TO THE ACCOUNTS (Continued)

24	RESERVES

	Share	Profit
	premium	and loss
	account	account

	(All figures in
	£ millions)
Summary of movements
At 31 December 2002 restated	2,465	611
Exchange differences net of taxation	—	(254)
Premium on issue of equity shares	4	—
Loss retained for the year	—	(137)
Purchase of own shares	—	(1)
UITF 17 charge for the year	—	4

At 31 December 2003 restated	2,469	223

Analysed as
Joint ventures and associates		(60)
Group excluding joint ventures and associates		283

Summary of movements
At 31 December 2003 restated	2,469	223
Exchange differences net of taxation	—	(176)
Premium on issue of equity shares	4	—
Loss retained for the year	—	(113)
Purchase of own shares	—	(10)
UITF 17 charge for the year	—	5

At 31 December 2004	2,473	(71)

Analysed as
Joint ventures and associates		(63)
Group excluding joint ventures and associates		(8)

Note Cumulative goodwill relating to acquisitions made prior to 1998, which was deducted from reserves, amounts to £915m (2003: £961m). Included in exchange differences are exchange gains of £nil (2003: £74m) arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net investments overseas.

Prior year adjustment
      UITF Abstract 38 ‘Accounting for ESOP trusts’ and the revision of UITF Abstract 17 ‘Employee share schemes’ were issued on 15 December 2003 and these revisions have been applied for the first time in 2004. Under UITF 38 own shares held in treasury or through an ESOP trust are recorded at cost and shown as a deduction in arriving at shareholders’ funds. Previously these shares were recorded at cost less provision for impairment and shown as a fixed asset investment with impairment charges being taken to the profit and loss account. Under the revised UITF 17, employee share scheme charges to the profit and loss account are now always calculated as the intrinsic value of the award and spread over the performance period. The intrinsic value is the difference between the fair value of shares at the date of grant and the amount paid by the employee to exercise the rights to those shares irrespective of the cost of shares purchased to fund the award.

NOTES TO THE ACCOUNTS (Continued)
      The reclassification of own shares from fixed asset investments to equity has reduced net assets by £59m at 31 December 2003 (1 January 2003: £62m). The reversal of prior year impairments taken on the cost of shares held in trust (£37m) has been shown as a prior year adjustment in the statement of total recognised gains and losses. The amendment to UITF 17 in respect of the calculation of share scheme charges has had no material effect on the profit and loss account.
      Included within own shares are shares held by the Pearson Employee Share Trust and Pearson plc Employee Share Ownership Trusts. Together they hold 6.9 million (2003: 7.5 million) Pearson plc ordinary shares which had a market value of £43m at 31 December 2004 (2003: £46m). These shares have been acquired by the trusts, using funds provided by Pearson plc, to meet obligations under various executive and employee option and restricted share plans. Under these plans the participants become entitled to shares after a specified number of years and subject to certain performance criteria being met. Pearson aims to hedge its liability under the plans by buying shares through the trusts to meet the anticipated future liability. Dividends on the shares held by the trusts have been waived. The amount of dividend waived on the ESOP shares was £2m (2003: £2m).
      The Group operates a worldwide Save As You Earn scheme together with a similar scheme for US employees that allows the grant of share options at a discount to the market price of the option granted. The Group has made use of the exemption under UITF 17 not to recognise any compensation charge in respect of these options.

NOTES TO THE ACCOUNTS (Continued)

25	ACQUISITIONS
      All acquisitions have been consolidated applying acquisition accounting principles.

a.	Acquisition of subsidiaries

	2004	2003

	(All figures in
	£ millions)
Tangible fixed assets	1	10
Stocks	2	—
Debtors	3	32
Creditors	(2)	(95)
Provisions	1	(4)
Deferred taxation	—	(15)
Net cash and short-term deposits acquired	—	34

	5	(38)
Equity minority interests	(7)	(8)

Net liabilities acquired at fair value	(2)	(46)

Fair value of consideration
Cash	(33)	(87)
Deferred cash consideration	—	(24)
Costs provided for	(1)	—
Net prior year adjustments	3	—

Total consideration	(31)	(111)

Goodwill arising	33	157

Acquisition fair values
Book value of net liabilities acquired	(3)	(32)
Fair value adjustments	1	(14)

Fair value to the Group	(2)	(46)

Note The fair value adjustments above relate to acquisitions made in both 2003 and 2004. They include adjustments to provisions and accruals and an adjustment to a pension scheme liability. The fair value adjustments relating to 2004 acquisitions are provisional and will be finalised in the 2005 financial statements.

b.	Cash flow from acquisitions

	2004	2003	2002

	(All figures in £ millions)
Cash — current year acquisitions	33	87	74
Deferred payments for prior year acquisitions and other items	2	7	13

Net cash outflow	35	94	87

NOTES TO THE ACCOUNTS (Continued)

26	DISPOSALS

a.	Disposal of subsidiaries

	2004	2003	2002

	(All figures in £ millions)
Intangible fixed assets	—	(4)	(41)
Tangible fixed assets	—	(3)	—
Stocks	—	(2)	(3)
Debtors	(4)	(9)	(2)
Creditors	—	10	(3)
Provisions	—	—	1
Net overdraft/(cash)	1	1	(1)
Equity minority interest	—	—	3

Net assets disposed of	(3)	(7)	(46)
Proceeds received	2	1	11
Deferred consideration	—	2	—
Costs	(2)	(1)	(7)
Net prior year adjustments	—	1	(3)

Loss on sale	(3)	(4)	(45)

b.	Cash flow from disposals

	2004	2003	2002

	(All figures in £ millions)
Cash — current year disposals	2	1	11
Costs paid	(2)	(2)	(3)
Deferred receipts and payments from prior year disposals and other amounts	—	(3)	(5)

Net cash (outflow)/inflow	—	(4)	3

NOTES TO THE ACCOUNTS (Continued)

27	NOTES TO CONSOLIDATED CASH FLOW STATEMENT

	2004			2003 restated			2002 restated

	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total

	(All figures in £ millions)
a. Reconciliation of operating profit to net cash inflow from operating activities
Total operating profit	218	13	231	204	22	226	130	13	143
Share of operating profit of joint ventures and associates	(8)	(2)	(10)	2	(2)	—	50	1	51
Depreciation	95	7	102	104	7	111	114	8	122
Goodwill amortisation and impairment	215	9	224	251	6	257	278	14	292
(Increase)/decrease in stocks	(26)	(1)	(27)	(8)	—	(8)	41	2	43
Increase in debtors	(10)	(5)	(15)	(93)	(3)	(96)	(111)	—	(111)
Increase/(decrease) in creditors	47	3	50	(71)	3	(68)	57	7	64
Decrease in operating provisions	(15)	—	(15)	(20)	—	(20)	(50)	—	(50)
Other and non-cash items	(10)	—	(10)	(44)	1	(43)	(29)	4	(25)

Net cash inflow from operating activities	506	24	530	325	34	359	480	49	529

					Debt due	Debt due
				Short-term	within	after	Finance
	Cash	Overdrafts	Sub-total	deposits	one year	one year	leases	Total

	(All figures in £ millions)
b. Analysis of net debt
At 31 December 2003	309	(23)	286	252	(552)	(1,347)	(5)	(1,366)
Exchange differences	(5)	2	(3)	(9)	37	50	—	75
Other non-cash items	—	—	—	—	—	—	(1)	(1)
Net cash flow	67	(37)	30	(1)	466	(415)	2	82

At 31 December 2004	371	(58)	313	242	(49)	(1,712)	(4)	(1,210)

At 31 December 2002	417	(77)	340	158	(172)	(1,734)	(7)	(1,415)
Exchange differences	6	31	37	9	(40)	111	—	117
Other non-cash items	—	—	—	—	(459)	458	(1)	(2)
Net cash flow	(114)	23	(91)	85	119	(182)	3	(66)

At 31 December 2003	309	(23)	286	252	(552)	(1,347)	(5)	(1,366)

At 31 December 2001	300	(60)	240	93	(105)	(2,607)	(14)	(2,393)
Exchange differences	(15)	4	(11)	(2)	(6)	150	1	132
Acquired with subsidiary	—	—	—	24	—	—	—	24
Other non-cash items	—	—	—	—	(148)	146	1	(1)
Net cash flow	132	(21)	111	43	87	577	5	823

At 31 December 2002	417	(77)	340	158	(172)	(1,734)	(7)	(1,415)

Note Finance leases are included within other creditors in the balance sheet (see note 20).

NOTES TO THE ACCOUNTS (Continued)

	2004	2003	2002

	(All figures in £ millions)
c. Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the year	30	(91)	111
(Increase)/decrease in net debt from management of liquid resources	(1)	85	43
Decrease/(increase) in net debt from other borrowings	51	(63)	664
Decrease in finance leases	2	3	5
Acquired with subsidiary	—	—	24
Other non-cash items	(1)	(2)	(1)
Exchange differences	75	117	132

Movement in net debt in the year	156	49	978
Net debt at beginning of the year	(1,366)	(1,415)	(2,393)

Net debt at end of the year	(1,210)	(1,366)	(1,415)

28	CONTINGENT LIABILITIES
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

29	COMMITMENTS UNDER LEASES
      At 31 December 2004 the Group had commitments under leases, other than finance leases, to make payments in 2005 as follows:

	Land and
	buildings	Other

	(All figures in
	£ millions)
For leases expiring
In 2005	7	4
Between 2006 and 2009	22	15
Thereafter	67	—

	96	19

30	RELATED PARTIES
      Joint ventures and associates — Loans and equity advanced to joint ventures and associates during the year and at the balance sheet date are shown in notes 13 and 14. Amounts falling due from joint ventures and associates are set out in note 17. Dividends receivable from joint ventures and associates are set out in notes 13 and 14.
      There were no other related party transactions in 2004.

31	POST BALANCE SHEET EVENTS
      In December 2004, Pearson announced its intention to dispose of its 79% interest in Recoletos Grupo de Comunicaciòn, S.A. to Retos Cartera, a consortium of investors, as part of a tender offer for all of Recoletos. The transaction was approved by the Spanish regulatory authorities in February 2005 and will close in the early part of 2005. In January 2005 Pearson sold its 22% stake in MarketWatch to Dow Jones & Co for $101m.

NOTES TO THE ACCOUNTS (Continued)

32	COMPANY BALANCE SHEET AS AT 31 DECEMBER 2004

			2003
	Note	2004	restated

		(All figures in
		£ millions)
Fixed assets
Investments: subsidiaries	33	7,134	6,343

		7,134	6,343

Current assets
Debtors:
Amounts due from subsidiaries — due within one year		674	1,394
Amounts due from subsidiaries — due after more than one year		288	944
Taxation		66	3
Other debtors		—	—
Cash at bank and in hand	18	87	75

		1,115	2,416

Creditors — amounts falling due within one year
Short-term borrowing	19	(139)	(610)
Amounts due to subsidiaries		(1,815)	(2,860)
Other creditors		(2)	(1)
Accruals and deferred income		(11)	(16)
Dividends	8	(125)	(119)

		(2,092)	(3,606)

Net current liabilities		(977)	(1,190)

Total assets less current liabilities		6,157	5,153

Creditors — amounts falling due after more than one year
Medium and long-term borrowing	19	(1,181)	(1,123)
Amounts due to subsidiaries		(440)	(234)
Provisions for liabilities and charges		(4)	(2)

		(1,625)	(1,359)

Net assets		4,532	3,794

Capital and reserves
Called up share capital	23	201	201
Share premium account	33	2,473	2,469
Special reserve	33	397	397
Other reserves	33	26	17
Profit and loss account	33	1,435	710

Equity shareholders’ funds		4,532	3,794

The 2003 comparatives have been restated for the adoption of UITF38 (see note 24).
The financial statements were approved by the board of directors on 27 February 2005 and signed on its behalf by
Dennis Stevenson, Chairman                                         Rona Fairhead, Chief Financial Officer

NOTES TO THE ACCOUNTS (Continued)
33     NOTES TO THE COMPANY BALANCE SHEET

(All figures in
£ millions)

Investment in subsidiaries
At 31 December 2002	6,422
External acquisition	15
Disposal to subsidiary	(22)
Provision for diminution in value	(33)
Revaluations	(39)

At 31 December 2003	6,343
Subscription for share capital in subsidiary	915
Provision for diminution in value	(100)
Revaluations	(24)

At 31 December 2004	7,134

Note Shares are stated at cost less provisions for diminution in value or directors’ valuations.

	Share			Profit
	premium	Special	Other	and loss
	account	reserve	reserves	account	Total

	(All figures in £ millions)
Reserves
Summary of movements
At 31 December 2002	2,465	397	11	935	3,808
Exchange differences	—	—	—	(23)	(23)
Premium on issue of equity shares	4	—	—	—	4
Net amount received in respect of ESOP shares	—	—	6	—	6
Loss for the financial year	—	—	—	(10)	(10)
Dividends on equity shares	—	—	—	(192)	(192)

At 31 December 2003	2,469	397	17	710	3,593
Exchange differences	—	—	—	(20)	(20)
Premium on issue of equity shares	4	—	—	—	4
Net amount received in respect of ESOP shares	—	—	9	—	9
Profit for the financial year	—	—	—	946	946
Dividends on equity shares	—	—	—	(201)	(201)

At 31 December 2004	2,473	397	26	1,435	4,331

Note The special reserve represents the cumulative effect of cancellation of the company’s share premium account. As permitted by section 230(4) of the Companies Act 1985, only the Group’s profit and loss account has been presented.

34.	SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”), which differ in certain significant

NOTES TO THE ACCOUNTS (Continued)
respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements.
      The following is a summary of the adjustments to consolidated profit for the financial year and consolidated shareholders’ funds that would have been required in applying the significant differences between UK and US GAAP.
Reconciliation of consolidated profit/(loss) for the financial year

			Year ended December 31

				Restated

	Note		2004	2003	2002

			£m	£m	£m
Profit/(loss) for the financial year under UK GAAP			88	55	(111)
US GAAP adjustments:
Goodwill amortization and impairment	(i	)	215	251	270
Intangible amortization	(i	)	(81)	(103)	(119)
Discontinued operations	(ii	)	9	1	17
Disposal adjustments	(iii	)	3	(6)	(3)
Pensions and other post-retirement benefits	(iv	)	(18)	(3)	7
Deferred taxation	(v	)	(2)	(27)	1
Leases	(vi	)	(16)	(16)	(9)
Options	(vii	)	(32)	(30)	(46)
Derivatives	(viii	)	(23)	35	187
Capitalized costs	(ix	)	—	—	1
Acquisition adjustments	(x	)	—	—	(2)
Partnerships and associates	(xi	)	1	5	42
Interest in own shares	(xiii	)	—	—	—
Minority interests	(xiv	)	(3)	(4)	(7)
Other			(5)	—	—
Taxation effect of US GAAP adjustments	(v	)	46	15	(18)

Total US GAAP adjustments			94	118	321

Profit for the financial year under US GAAP			182	173	210

Cumulative effect of change in accounting principle (less (benefit from) applicable taxes £(9)m)	(iv	)	—	—	(21)
Profit for the financial year under US GAAP after cumulative effect of change in accounting principle			182	173	189

Profit from continuing operations (less charge for applicable taxes 2004: £11m, 2003: £71m, 2002: £67m)			166	160	216
Profit/(loss) from discontinued operations (less charge for applicable taxes 2004: £6m, 2003: £22, 2002: £12m)			16	16	(5)
Loss on disposal of discontinued operations (less charge for/(benefit from) applicable taxes 2004: £nil, 2003: £2m, 2002 £(4)m)			—	(3)	(1)

Profit for the financial year under US GAAP			182	173	210

Cumulative effect of change in accounting principle (less (benefit from) applicable taxes £(9)m)	(iv	)	—	—	(21)

Profit for the financial year under US GAAP after cumulative effect of change in accounting principle			182	173	189

NOTES TO THE ACCOUNTS (Continued)

			Year ended December 31

					Restated

	Note		2004		2003		2002

Presentation of earnings per equity share under US GAAP	(xv	)
Earnings per equity share			(p	)	(p	)	(p )
Basic:
Continuing operations			20.9		20.1		27.1
Discontinued operations			2.0		1.7		(0.8)
Cumulative effect of change in accounting principle			—		—		(2.6)

Total			22.9		21.8		23.7

Diluted:
Continuing operations			20.8		20.1		27.1
Discontinued operations			2.0		1.7		(0.8)
Cumulative effect of change in accounting principle			—		—		(2.6)

Total			22.8		21.8		23.7

Average shares outstanding (millions)			795.6		794.4		796.3
Dilutive effect of stock options (millions)			1.1		0.9		0.4

Average number of shares outstanding assuming dilution (millions)			796.7		795.3		796.7

NOTES TO THE ACCOUNTS (Continued)
Reconciliation of consolidated shareholders’ funds

			Year ended
			December 31

				Restated

	Note		2004	2003

			£m	£m
Shareholders’ funds under UK GAAP			2,603	2,893
US GAAP adjustments:
Goodwill	(i	)	492	300
Intangibles	(i	)	315	401
Discontinued operations	(ii	)	67	58
Disposal adjustments	(iii	)	—	(4)
Pensions and other post-retirement benefits	(iv	)	(276)	(304)
Deferred taxation	(v	)	(6)	29
Leases	(vi	)	(47)	(31)
Options	(vii	)	—	2
Derivatives	(viii	)	11	21
Capitalized costs	(ix	)	—	—
Acquisition adjustments	(x	)	19	24
Partnerships and associates	(xi	)	11	(5)
Ordinary dividends	(xii	)	125	119
Interest in own shares	(xiii	)	—	—
Minority interests	(xiv	)	(20)	(18)
Other			(5)	—
Taxation effect of US GAAP adjustments	(v	)	(71)	(152)

Total US GAAP adjustments			615	440

Shareholders’ funds under US GAAP			3,218	3,333

Restatements
      The Company has restated its UK GAAP shareholders’ funds for the financial years ended December 31, 2003 and 2002 for the adoption of UITF Abstract 38 “Accounting for ESOP trusts”. This has reduced shareholders’ funds under UK GAAP as at December 31, 2003 and 2002 by £59 million and £62 million respectively (see note 24 in “Item 17. Financial Statements”).
      The Company has restated its US GAAP profit and loss account and shareholders’ funds for the financial years ended December 31, 2003 and 2002 to reflect the correct accounting treatment in respect of incentives and fixed rental escalations under one of its leases. Previously the incentives were recognized in the profit and loss account over the period during which the lease incentives were applicable until the lease returned to a market level. Additionally, fixed future market-based rent increases were charged to the profit and loss account as they became applicable under the terms of the lease. As required by US GAAP, both the lease incentives and fixed market-based rent increases are now being charged to the profit and loss account over the entire term of the lease. Consequently, the profit reported under US GAAP for the 2003 and 2002 financial years has been reduced by £14 million and £12 million, respectively, on a pre-tax basis and £10 million and £9 million, respectively, on a post-tax basis and the shareholders’ funds reported as at December 31, 2003 and 2002 has been reduced by £19 million and £9 million, respectively, from amounts previously reported.

NOTES TO THE ACCOUNTS (Continued)
      A summary of the principal differences and additional disclosures applicable to the Group are set out below:
     (i) Goodwill and intangibles
      Both UK GAAP and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill. Under UK GAAP, prior to the implementation of FRS 10 “Goodwill and Intangible Assets”, for periods ending prior to January 1, 1998, the Group has written off goodwill directly to the profit and loss reserve in the year of acquisition. If a subsidiary or a business is subsequently sold or closed, previously written off goodwill which was the result of the initial acquisition is taken into account in determining the profit or loss on sale or closure.
      For the purposes of US GAAP, all goodwill written off against reserves under UK GAAP has been reinstated as an asset on the balance sheet. Prior to July 1, 2001, goodwill was amortized over its estimated useful life. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (“SFAS”) 142, “Goodwill and Other Intangible Assets” which required that goodwill no longer be amortized. SFAS 142 was effective for the Group on January 1, 2002. As a result, goodwill is no longer subject to amortization subsequent to the date of adoption, but is subject to the impairment testing provisions of SFAS 142. The 2004, 2003 and 2002 US GAAP adjustments reverse the amortization expense recorded under UK GAAP.
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
      Under UK GAAP in order to recognize an intangible asset, the Group must be able to dispose of it without disposing of the business to which it relates. Accordingly under UK GAAP no acquired intangible assets have been recognized. Under US GAAP, acquired assets such as publishing rights, know-how, patents and advertising relationships have been recognized as intangible assets as required under SFAS 141 “Business Combinations” and are being amortized over a range of estimated useful lives of between 2 and 25 years. The identified intangibles have been valued based on independent appraisals and management evaluation and analysis.
     (ii) Discontinued operations
      Following a strategic review of the business, the Group approved and announced, in December 2004, its intention to dispose of its 79% interest in Recoletos Grupo de Comunicacion, S.A. to Retos Cartera, a consortium of investors, as part of a tender offer for all the share capital of Recoletos. The transaction was approved by the Spanish regulatory authorities in February 2005 and completed in April 2005 with the Group receiving net cash proceeds of £372 million. In accordance with the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” the results of Recoletos have been reclassified as a discontinued operation.
      Following the further deterioration in the corporate training market during 2002, management undertook a review of the FT Knowledge business. As a result of this review, in September 2002 the Board of Directors approved a plan to dispose of Forum and restructure the remaining parts of FT Knowledge. The sale of Forum to the Institute for International Research Support Services Inc (“IRR”) was completed in January 2003. In accordance with the provisions of SFAS 144, the results of the Forum Corporation have been reclassified as a discontinued operation.

NOTES TO THE ACCOUNTS (Continued)
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
      The operating profits, assets and liabilities in respect of discontinued operations under US GAAP are set out in the table below:

	2004	2003	2002

	£m	£m	£m
Total operating profit in respect of discontinued operations	21	27	22
Assets in respect of discontinued operations	413	402
Liabilities in respect of discontinued operations	(148)	(147)
     (iii) Disposal adjustments
      In 2004, 2003 and 2002 gains and losses were recognized under UK GAAP on the disposal of a number of the Group’s businesses and assets. Adjustments made to reconcile US GAAP and UK GAAP have an effect on the net assets of these businesses and, accordingly, a corresponding impact on the gain or loss on disposal.
      Under US GAAP, profits and losses from the sale of fixed assets or investments are included within operating profit. Under UK GAAP, the corresponding profits and losses are disclosed as non-operating (see note 4a of “Item 17. Financial Statements”). Under US GAAP, the profit on sale of fixed assets and investments was £14 million in 2004 (a loss of £7 million in 2003 and a loss of £15 million in 2002).
      Under UK GAAP, the full amount of any goodwill previously written off to reserves is accounted for as part of the calculation of profit or loss on disposal of an entity. This results in lower profits (or higher losses) on disposals of entities than under US GAAP, where these goodwill balances have been partially amortized. Additionally, under US GAAP, it is necessary to factor into the disposal calculation any cumulative translation adjustment associated with the business, whereas under UK GAAP this is not required.
      Differences can arise on the treatment of property disposals and sale and leaseback transactions. The timing of recognition of profits or losses on these transactions can differ between UK GAAP and US GAAP.
     (iv) Pensions and other post-retirement benefits
      The Group operates defined benefit pension plans for its employees and former employees throughout the world. The largest defined benefit scheme is a funded scheme operated in the UK.
      Under UK GAAP the cost of providing pension benefits is expensed over the average expected service lives of eligible employees in accordance with the provisions of Statement of Standard Accounting Practice (“SSAP”) 24 “Accounting for Pension Costs”. SSAP 24 aims to produce an estimate of cost based on long-term actuarial assumptions. Variations from the regular pension cost arising from, for example, experience deficiencies or surpluses, are charged or credited to the profit and loss account over the expected average remaining service lives of current employees in the schemes.
      Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87 “Employers Accounting for Pensions”, which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Therefore, different assumptions are used in the SFAS 87 calculation of pensions. Additionally, under US GAAP, where an accumulated benefit obligation exists in excess of plan assets and a prepaid pension asset has been recognized, an additional minimum pension liability has been booked with the offset as a reduction to

NOTES TO THE ACCOUNTS (Continued)
equity. Under UK GAAP, there is no requirement to recognize a minimum pension liability in respect of the unfunded accumulated benefit obligation.
      Under SFAS 87, the Group has recognised an asset in respect of pensions and other post retirement benefits, the majority of which is attributable to prior acquisitions. The difference between this asset and the plans’ funded status (the difference between plan assets and liabilities) is held as unrecognised and spread over the employees’ remaining service lifetimes. However, the unrecognised amount attributable to actuarial gains and losses falling within a 10% corridor (i.e. 10% of the greater of the plan assets or plan liabilities) is deferred and not spread.
      In 2002, the Group elected to change the measurement date of its defined benefit plans under US GAAP from 30 September to 31 December. As a result the 2002 profit and loss charge under US GAAP for pension plans includes a pre-tax charge of £30 million reflecting the cumulative effect of this change in accounting principle.
     (v) Deferred taxation
      Under FRS 19 the recognition criteria for deferred tax assets changed resulting in the recognition of a deferred tax asset under UK GAAP in respect of US tax losses and other timing differences that are regarded as more likely than not to be recoverable against future profits. The adoption of FRS 19 also had an impact on capitalized goodwill since the restatement of deferred tax balances acquired had a corresponding effect upon the goodwill recognized on those acquisitions. A prior year adjustment was made in the 2002 financial statements to reflect the adoption of FRS 19 and comparative figures were restated.
      Under UK GAAP, a provision is recorded for deferred taxation under the liability method, at the expected applicable rates, to the extent that such taxation is more likely than not to crystallize in future periods. This means that the full potential liability is not necessarily provided. Additionally, deferred tax assets are recognized only when they are expected to be recoverable within the foreseeable future.
      Under US GAAP, deferred taxation is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognized for differences between the financial and taxation basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred taxation assets will not be realized. The reconciling items in 2004, 2003 and 2002 reflect the impact of recording the full provision and deferred tax assets, net of valuation allowance, and are summarized below:

		Stockholders		Stockholders
	Net income	equity	Net income	equity
			Restated

	2004	2004	2003	2003

	£m	£m	£m	£m
Tax effect of GAAP adjustments on:
Goodwill and intangible amortization	(23)	(108)	29	(128)
Derivatives	38	(3)	(21)	(41)
Options, pensions, disposals and other adjustments	31	40	7	17

Total taxation effect of US GAAP adjustments	46	(71)	15	(152)

      Income tax adjustments on the GAAP differences on goodwill and intangible amortization are calculated by reference to each specific acquisition. These adjustments arise on tax deductible goodwill and intangibles due to the different amortization periods adopted under the different GAAPs and due to the recognition of temporary differences between the tax base cost of intangibles and their book value at acquisition under US GAAP that are not recognized under UK GAAP. The net effect of the adjustments is to recognize a greater deferred tax liability under US GAAP.

NOTES TO THE ACCOUNTS (Continued)
      Adjustments to the deferred tax on derivatives are provided on the gross adjustment to the value of the derivatives at the balance sheet date with the movement on the tax adjustment shown as a reconciling item in the profit and loss account. Where related exchange gains and losses recognized in reserves for UK GAAP are taken to the profit and loss account under US GAAP then the related tax adjustment is also taken to the profit and loss account.
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
      The deferred tax item in 2003 also incorporates the effect of a change in estimate in respect of deferred tax assets relating to a purchase business combination in prior years, which was recorded through the profit and loss account under UK GAAP, but which was required to be adjusted against goodwill under US GAAP.
     (vi) Leases
      UK GAAP defines a finance (capital) lease as one that transfers substantially all risks and rewards of ownership of an asset to the lessee. US GAAP sets out certain defined criteria, and if any one of the criteria are met, the lease must be treated as a capital lease. As a result, the Group has certain leases for which the classification is operating under UK GAAP and finance (capital) under US GAAP.
      Differences can also arise in respect of the timing of recognition of lease incentives and future fixed market-based rent escalations. Under UK GAAP lease incentives are recognized in the profit and loss account over the period until the lease rentals revert to a market level, and future market-based rental increases are recognized as they become applicable under the terms of the lease. Under US GAAP, both lease incentives and fixed market-based rent increases are recognized on a straight-line basis over the entire fixed term of the lease.
     (vii) Options
      Under UK GAAP, the Group does not recognize compensation costs under share option schemes that have not been approved by the Inland Revenue unless the exercise price is at a discount to the open market value at date of grant.
      Under US GAAP, the compensation expense associated with all stock-based awards is recognized in accordance with SFAS 123, “Accounting For Stock-Based Compensation”. Under SFAS 123, compensation expense is determined based upon the fair value at the grant date for awards, and has been estimated using the Black Scholes model. Such compensation cost is recognized over the service life of the awards. Under US GAAP, the total compensation charge for stock-based compensation schemes was £37m in 2004, £33m in 2003 and £53m in 2002. The fair value of Company options and the weighted average assumptions used in the

NOTES TO THE ACCOUNTS (Continued)
Black Scholes model for determining the fair values of options issued under the Company option schemes for each period ending December 31, 2004, 2003 and 2002 are as follows:

		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	granted	fair value	granted	fair value	granted	fair value
	2004	2004	2003	2003	2002	2002

						£
	(’000)	£	(’000)	£	(’000)
Fair value of company options	1,116	2.53	2,885	1.86	1,557	3.60
Fair value of shares granted under restricted share schemes:
Annual Bonus Share Matching Plan	53	5.42	108	5.41	50	9.03
Long Term Incentive Plan	2,413	4.54	1,711	5.21	3,194	5.67

	2004	2003	2002

Assumption for company options:
Risk free interest rate	4.78%	3.90%	5.19%
Expected life (years)	3.34	3.55	4.05
Expected dividend yield	3.72%	4.45%	2.61%
Expected volatility	37.32%	47.96%	49.18%
      Under UK GAAP, compensation cost is charged to the income statement with the offsetting amount recorded as either a reduction of the own shares held as an asset on the balance sheet or a liability that is transferred to shareholders’ funds upon exercise or expiration of the option. Under US GAAP, compensation cost is charged to the income statement with the offsetting amount recorded directly to shareholders’ funds.
     (viii) Derivatives
      Under UK GAAP, the Group’s derivatives are recorded as hedging instruments. Amounts payable or receivable in respect of interest rate swaps are accrued with net interest payable over the period of the contract. Unrealized gains and losses on currency swaps and forward currency contracts are deferred and recognized when paid.
      Under US GAAP, the Group is required to record all derivative instruments on the balance sheet at fair value. Derivatives not classified as hedges are adjusted to fair value through earnings. Movements in the fair value of the effective portion of derivative instruments which qualify as either fair value hedges or net investment hedges have been offset in earnings and other comprehensive income respectively by the corresponding movement in the fair value of the underlying bond or asset. Any movements on the ineffective portion of derivatives that are classified as hedges are immediately recognized in earnings.
      In 2003 and 2002, the Group did not meet the prescribed designation requirements and hedge effectiveness tests under US GAAP for its derivative contracts, which are not a requirement to obtain hedge accounting under UK GAAP. Consequently, for those years, the Group has recorded the changes in the fair values of these derivative contracts through earnings under US GAAP. In line with the Group’s treasury policy, these are not trading instruments and are transacted solely to match underlying financial exposures. In 2004 the Group met the prescribed designation requirements and hedge effectiveness tests under US GAAP for certain of its derivative contracts. The movements in the fair value of the effective portion of qualifying fair value hedges and net investment hedges have been offset in earnings and other comprehensive income respectively by the corresponding movement in the fair value of the underlying bond or asset.
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

NOTES TO THE ACCOUNTS (Continued)
do not necessarily exactly match those of the borrowings that are being hedged. The Group believes that its portfolio of such swaps is an efficient economic hedge of its portfolio of variable rate borrowings.
     (ix) Capitalized Costs
      In earlier periods, the group has capitalized certain amounts under UK GAAP for purchased software, software licences and consulting services. Under US GAAP, certain of these costs cannot be capitalized and must be expensed as incurred. The resulting adjustment takes into consideration the treatment of these costs, as well as any depreciation taken in subsequent periods.
     (x) Acquisition adjustments
      Acquisition adjustments principally relate to restructuring provisions recognized under US GAAP in purchase accounting as an increase in goodwill under EITF 95-3 “Recognition of Liabilities in Connection with a Business Purchase Combination”. Under UK GAAP, these costs were treated as period costs and were recorded as exceptional items in the profit and loss account.
      Under US GAAP, consideration related to the acquisition of businesses contingent on achieving specific earnings levels in future periods is recorded only when the specified conditions are met and the consideration distributable, in accordance with SFAS 141 “Business Combinations.” Under UK GAAP, contingent consideration is treated as part of the purchase price on the date of acquisition.
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
     (xi) Partnerships and associates
      There is no difference under UK and US GAAP in the accounting for partnerships and associates. However, the accounts of partnerships and associates must be adjusted from UK to US GAAP, which has an impact on the results of the partnerships and associates, as well as the carrying value of the investment in these entities. Principal differences identified with respect to the Group’s investments in partnerships and associates include: goodwill amortization, pensions, derivatives, and goodwill impairment charges.
      Under US GAAP, in accordance with Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock”, the Group periodically reviews its equity method investments for impairment. These reviews are performed to determine whether declines in market values of investments below their carrying values are deemed to be other than temporary.
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
     (xiii) Interest in own shares
      Under UK GAAP, following the adoption of UITF Abstract 38 ‘Accounting for ESOP trusts’, and also under US GAAP, own shares held in treasury or through an ESOP trust are recorded at cost and shown as a deduction from shareholders’ funds. As a result, there is no longer any GAAP difference in respect of interests in own shares.

NOTES TO THE ACCOUNTS (Continued)
     (xiv) Minority interests
      Minority interests represent the minority share of US GAAP adjustments.
     (xv) Presentation of earnings per equity share
      Under US GAAP an entity that reports a discontinued operation or cumulative effect of an accounting change must present basic and diluted EPS for those line items. Accordingly, the Group has presented EPS for income from continuing operations, discontinued operations, cumulative effect of an accounting change and net income.
     (xvi) Other disclosures required by US GAAP
     Cash flow information
      Under UK GAAP, the Consolidated Cash Flow Statements are presented in accordance with FRS 1, as revised, Cash Flow Statements. The statements prepared under FRS 1 present substantially the same information as that required under US GAAP as interpreted by SFAS 95 “Statement of Cash Flows.”
      The definition of “cash flow” differs between UK and US GAAP. Cash flow under UK GAAP represents increases or decreases in “cash”, which comprises cash in hand and repayable on demand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which include short term, highly liquid investments with original maturities of less than 90 days, and exclude overdrafts.
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
      A summary of the Group’s operating, investing and financing activities, classified in accordance with US GAAP, are as follows:

	2004	2003	2002

	£m	£m	£m
Net cash provided by operating activities	402	239	334
Net cash (used in)/provided by investing activities	(115)	(102)	689
Net cash used in financing activities	(226)	(164)	(819)
Foreign exchange differences	(6)	14	(14)

Net (decrease)/increase in cash and cash equivalents	55	(13)	190
Cash and cash equivalents under US GAAP at the beginning of the year	558	571	381

Cash and cash equivalents under US GAAP at the end of the year	613	558	571

NOTES TO THE ACCOUNTS (Continued)
     Discontinued operations
      The Group analyses turnover and operating profit between continuing and discontinued operations. Under US GAAP, for transactions occurring in 2004, 2003 and 2002, the operating results from discontinued operations have been accounted for under SFAS 144 and are shown on a separate line in the profit and loss statement below income from continuing operations, net of the related tax impact.
     Revenue Recognition
      Revenue from the sale of books is recognized when title passes, persuasive evidence of an arrangement exists, the fee is determinable and collectability is probable. A provision for sales returns is estimated on the basis of historical returns and recorded so as to allocate these returns to the same period as the original sales are recorded.
      Revenue from multi-year contractual arrangements, such as contracts to process qualifying tests for individual professions and government departments, is recognized as performance occurs. Certain of these arrangements, either as a result of a single service spanning more than one reporting period or where the contract requires the provision of a number of services that together constitute a single project, are treated as long-term contracts with revenues recognized on a percentage of completion basis. Losses on contracts are recognized in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.
      Circulation and advertising revenue is recognized when the newspaper or other publication is published. Subscription revenue is recognized on a straight-line basis over the life of the subscription.
      The Group recognizes software revenue in accordance with the provisions of the Statement of Position 97-2, “Software Revenue Recognition,” as amended. The Group recognizes license revenue upon shipment of a product to the customer if a signed contractual agreement exists, the fee is fixed and determinable and collection of the resulting receivables is probable. For contracts with multiple elements, the Group allocates revenue to each component of the contract based on vendor-specific objective evidence of its fair value. Vendor-specific objective evidence of fair value is determined using the price charged when that element is sold separately.
      Any significant up-front fees are deferred and recognized ratably over the estimated service period. Revenues for hosting services are recognized monthly as the services are provided.
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

NOTES TO THE ACCOUNTS (Continued)
     Lease commitments
      The following is a summary of future minimum rental payments for all leases with terms greater than one year remaining as at December 31, 2004. All leases have been classified as capital or operating in accordance with FAS 13 “Accounting For Leases”:

	Capital	Capital	Operating	Operating
	leases — land	leases — plant	leases — land	leases — plant
	& buildings	& machinery/other	& buildings	& machinery/other

	£m	£m	£m	£m
Fiscal year ending December 31,
2005	—	(2)	(96)	(19)
2006	—	(1)	(89)	(12)
2007	—	(1)	(84)	(5)
2008	—	—	(81)	(2)
2009	—	—	(78)	(1)
Thereafter	—	—	(584)	—

Total minimum lease payments	—	(4)	(1,012)	(39)

     Consolidation
      The consolidated financial statements include the accounts of the Group and majority-owned and controlled subsidiaries. Under UK GAAP, the investments in companies in which the Group is unable to exercise control but has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method, which is consistent with the equity method under US GAAP. Accordingly, the Group’s share of the net earnings of these companies is included in the consolidated profit and loss. The investments in other companies are carried at cost or fair value, as appropriate. Inter-company accounts and transactions are eliminated upon consolidation.
      The Group consolidates variable interest entities where we are deemed to be the primary beneficiary of the entity. Operating results for variable interest entities in which we are deemed the primary beneficiary are included in the profit and loss account from the date such determination is made.
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
     Companies Act 1985
      The consolidated financial statements do not constitute “statutory accounts” within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the years ended December 31, 2003, 2002 and 2001 have been filed with the United Kingdom’s Registrar of Companies. The auditors have reported on these accounts. Their reports were unqualified and did not contain statements under Section 237 (2) or (3) of that Act.
      These consolidated financial statements include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the profit and loss account and balance sheet items.

NOTES TO THE ACCOUNTS (Continued)
     Recently issued accounting standards
      In December 2003, the FASB issued FIN 46R “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”, which clarifies the application of the consolidation rules to certain variable interest entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. The effective date for public companies is the end of the first reporting period ending after March 15, 2004, except that all public companies must, at a minimum, apply the provisions to entities that were previously considered “special-purpose entities’ by the end of the first reporting period ending after December 15, 2003. The adoption of FIN 46R did not have a material impact on the financial position, cash flows or results of the Group under US GAAP as at December 31, 2004.
      In May 2004, the FASB issued FSP No. 106-2 (“FSP 106-2”), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the “Medicare Act”). The Medicare Act was enacted December 8, 2003. FSP 106-2 supersedes FSP 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” and provides authoritative guidance on accounting for the federal subsidy specified in the Medicare Act. The Medicare Act provides for a federal subsidy equal to 28% of certain prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D, beginning in 2006. The adoption of FSP 106-2 did not have a material impact on the financial position, cash flows or results of the Group under US GAAP as at December 31, 2004.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs-An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15,2005. The Group is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not expect SFAS 151 to have a material impact.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non monetary Assets-An Amendment of APB Opinion No. 29, Accounting for Non monetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for non monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Non monetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non- monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Group is currently evaluating the effect that the adoption of SFAS 153 will have but does not expect it to have a material impact.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15,2005, with early adoption encouraged. The pro forma disclosures previously permitted

NOTES TO THE ACCOUNTS (Continued)
under SFAS 123 no longer will be an alternative to financial statement recognition. The Group is currently evaluating the impact of adoption of SFAS 123R will have, but because it already applies the requirements SFAS 123 it does not expect adoption of the new standard to have a material impact.

SIGNATURES
      The registrant hereby certifies that it meets all the of the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this annual report on its behalf.

Pearson plc

/s/ Rona Fairhead

Rona Fairhead
Chief Financial Officer
Date: June 27, 2005