Form 20-F
period 2005-12-31
PEARSON PLC
filed 2006-05-05
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON May 5, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from to
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12-b2 of the Exchange Act). Yes ☐ No ☐
Commission file number 1-16055
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

Ordinary Shares, 25p par value	804,020,000
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
Item 17 ☑                   Item 18 ☐
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☑         No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐         No ☑
     Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer”, in Rule 12b-2 of the Exchange Act. (Check one):

☑ Large accelerated filer	☐Accelerated filer	☐ Non-accelerated filer

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
      We have prepared the financial information contained in this Annual Report in accordance with European Union (“EU”)-adopted International Financial Reporting Standards (“IFRS”), which differ in certain significant respects from generally accepted accounting principles in the United States, or US GAAP. We describe these differences in “Item 5. Operating and Financial Review and Prospects — Accounting Principles”, and in note 35 to our consolidated financial statements included in “Item 17. Financial Statements” of this Annual Report. Unless we indicate otherwise, any reference in this Annual Report to our consolidated financial statements is to the consolidated financial statements and the related notes, included elsewhere in this Annual Report.
      We publish our consolidated financial statements in sterling. We have included, however, references to other currencies. In this Annual Report:

•	references to “sterling”, “pounds”, “pence” or “£” are to the lawful currency of the United Kingdom,

•	references to “euro” or “€ ” are to the euro, the lawful currency of the participating Member States in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Commission, and

•	references to “US dollars”, “dollars”, “cents” or “$” are to the lawful currency of the United States.
      For convenience and except where we specify otherwise, we have translated some Sterling figures into US dollars at the rate of £1.00 = $1.72, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 30, 2005, the last business day of 2005. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On April 28, 2006 the noon buying rate for sterling was £1.00 = $1.82.
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

      These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating them, you should consider various factors, including the risks outlined under “Item 3. Key Information — Risk Factors”, which may cause actual events or our industry’s results to differ materially from those expressed or implied by any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

ITEM 3.	KEY INFORMATION
Selected Consolidated Financial Data
      The table below shows selected consolidated financial data for each of the years in the five-year period ended December 31, 2005. The selected consolidated profit and loss account data for the years ended December 31, 2005, 2004 and 2003 and the selected consolidated balance sheet data as at December 31, 2005, 2004 and 2003 have been derived from our audited consolidated financial statements included in “Item 17. Financial Statements” in this Annual Report and have been prepared in accordance with IFRS.
      Our consolidated financial statements for the year ended December 31, 2005 have been prepared in accordance with IFRS, which differs from US GAAP in certain significant respects. See “Item 5. Operating and Financial Review and Prospects — Accounting Principles” and note 35 to the consolidated financial statements. The consolidated financial statements contain a reconciliation to US GAAP of profit/loss for the financial year, shareholders’ funds and certain other financial data.
      The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.
      For convenience, we have translated the 2005 amounts into US dollars at the rate of £1.00 = $1.72, the noon buying rate in The City of New York on December 30, 2005.

Restatement
      In accordance with EU regulations, the Company has prepared the financial statements as at December 31, 2005 in accordance with EU-adopted International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee interpretations (IFRIC). Consolidated financial statements of Pearson until December 31, 2004 had been prepared in accordance with UK GAAP. UK GAAP differs in certain respects from IFRS. When preparing the Group’s 2005 consolidated financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with IFRS. The comparative figures in respect of 2004 and 2003 were restated to reflect these adjustments. See note 34 to our consolidated financial statements for an explanation of the effects of transition to IFRS.

	Year Ended December 31

	2005	2005		2004		2003

		IFRS		IFRS		IFRS
	IFRS	£		£		£
	$
	(In millions, except for per share amounts)
IFRS Information:
Consolidated Profit and Loss Account Data
Statutory Measures
Total sales	7,045	4,096		3,696		3,850
Total operating profit/(loss)	922	536		404		406
Profit/(loss) after taxation from continuing operations	588	342		262		252
Profit/(loss) for the financial year	1,108	644		284		275
Basic earnings/(loss) per equity share(4)	$1.35	78.2	p	32.9	p	31.7	p
Diluted earnings/(loss) per equity share(5)	$1.34	78.1	p	32.9	p	31.7	p
Dividends per ordinary share	$0.46	27.0	p	25.4	p	24.2	p
Consolidated Balance Sheet Data
Total assets (Fixed assets plus Current assets)	13,072	7,600		6,578		6,736
Shareholders funds	6,130	3,564		2,800		2,969
Long-term obligations(6)	(4,300)	(2,500)		(2,403)		(1,982)
Capital stock(1)	346	201		201		201
Number of equity shares outstanding (millions of ordinary shares)	804	804		803		802

	Year Ended December 31

	2005	2005		2004		2003		2002		2001

		£		£		£		£		£
	$
	(In m	illions, except for per share amounts)
US GAAP Information(7):
Consolidated Profit and Loss Account Data
Statutory Measures
Total sales	7,045	4,096		3,696		3,879		4,320		4,225
Total operating profit/(loss)(2)	746	434		260		364		453		(389)
Profit/(loss) after taxation from continuing operations	330	192		203		198		219		(1,483)
Profit/(loss) for the financial year(8)	707	411		182		173		189		(1,500)
Profit/(loss) from continuing operations for the financial year(3)	299	174		166		160		221		(424)
(Loss)/profit from discontinued operations(3)	(3)	(2)		16		16		(10)		(91)
Profit/(loss) on disposal of discontinued operations(3)	411	239		—		(3)		(1)		(985)
Basic earnings/(loss) per equity share(4)	$0.89	51.5	p	22.9	p	21.8	p	23.7	p	(188.6	)p
Diluted earnings/(loss) per equity share(5)	$0.88	51.4	p	22.8	p	21.8	p	23.7	p	(188.6	)p
Basic earnings/(loss) from continuing operations per equity share(1)(4)	$0.37	21.8	p	20.9	p	20.1	p	27.8	p	(53.3	)p
Diluted earnings/(loss) from continuing operations per equity shares(3)(5)	$0.37	21.7	p	20.8	p	20.1	p	27.8	p	(53.3	)p
Basic (loss)/earnings per share from discontinued operations(3)(4)	$0.51	29.7	p	2.0	p	1.7	p	(4.1	)p	(135.3	)p
Diluted (loss)/earnings per share from discontinued operations(3)(5)	$0.51	29.7	p	2.0	p	1.7	p	(4.1	)p	(135.3	)p
Dividends per ordinary share	$0.46	27.0	p	25.4	p	24.2	p	22.7	p	21.9	p
Consolidated Balance Sheet Data
Total assets	13,416	7,800		7,040		7,101		6,767		8,280
Shareholders’ funds	6,601	3,838		3,218		3,333		4,155		4,155
Long-term obligations(6)	(4,123)	(2,397)		(2,392)		(1,951)		(2,026)		(2,829)

(1)	Capital stock and the number of equity shares outstanding are the same under both IFRS and US GAAP.

(2)	Total operating profit under US GAAP includes a profit of £nil in 2005 (a profit of £14 million in 2004 and a loss of £7 million in 2003) on the sale of fixed assets and investments. Additionally, the US GAAP operating profit includes the operating profit impact of the GAAP adjustments discussed in note 35 in “Item 17. Financial Statements”.

(3)	Discontinued operations under both IFRS and US GAAP comprise the results of Recoletos Grupo de Comunicacion SA for all years presented and the results of RTL Group for 2002 and 2001. Discontinued operations under US GAAP also include the results of the Forum Corporation for 2003, 2002 and 2001.

(4)	Basic earnings/loss per equity share is based on profit/loss for the financial period and the weighted average number of ordinary shares in issue during the period.

(5)	Diluted earnings/loss per equity share is based on diluted earnings/loss for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings/loss comprise earnings/loss adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options.

(6)	Long-term obligations comprise any liabilities with a maturity of more than one year, including medium and long-term borrowings, derivative financial instruments, pension obligations and deferred income tax liabilities.

(7)	See note 35 to the consolidated financial statements included in this Annual Report entitled “Summary of principal differences between International Financial Reporting Standards and United States of America generally accepted accounting principles”.

(8)	The loss of £1,500 million in 2001 is after charging goodwill amortization of £527 million. Since 2002, goodwill has no longer been subject to amortization under US GAAP. See note 35 in “Item 17. Financial Statements”.
Dividend Information
      We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at our annual general meeting. At our annual general meeting on April 21, 2006 our shareholders approved a final dividend of 17.0p per ordinary share for the year ended December 31, 2005.
      The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in the city of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2005 fiscal year will be paid on 5 May 2006.

Fiscal Year	Interim	Final	Total	Interim	Final	Total

	(Pence per ordinary share)			(Cents per ordinary share)
2005	10.0	17.0	27.0	17.2	29.2	46.4
2004	9.7	15.7	25.4	18.6	30.2	48.8
2003	9.4	14.8	24.2	16.7	26.4	43.1
2002	9.1	14.3	23.4	14.7	23.0	37.7
2001	8.7	13.6	22.3	12.6	19.7	32.3
      Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting the Group.
Exchange Rate Information
      The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per pound sterling. The average rate is calculated by using the average of the noon buying rates in the city of New York on each day during a monthly period and on the last day of each month during an annual period. On December 30, 2005, the noon buying rate for sterling was £1.00 = $1.72. On April 28, 2006 the noon buying rate for sterling was £1.00 = $1.82.

Month	High	Low

April 2006	$1.82	$1.74
March 2006	$1.76	$1.73
February 2006	$1.78	$1.73
January 2006	$1.79	$1.74
December 2005	$1.77	$1.72
November 2005	$1.78	$1.71

Year Ended December 31	Average Rate

2005	$1.81
2004	$1.84
2003	$1.63
2002	$1.51
2001	$1.45
Risk Factors
      You should carefully consider the risk factors described below, as well as the other information included in this Annual Report. Our business, financial condition or results from operations could be materially adversely affected by any or all of these risks, or by other risks that we presently cannot identify.

Our US educational textbook and testing businesses may be adversely affected by changes in state educational funding resulting from either general economic conditions, changes in government educational funding, programmes and legislation (both at the federal and state level), and/or changes in the state procurement process.
      The results of our US educational textbook and testing business depends on the level of US and state educational funding and this funding is a significant influence on our ability to grow.
      With the improvement in the US economy state educational expenditure has increased as state tax receipts have increased, reducing or eliminating state budget deficits, thereby minimizing the risk that state educational expenditure is cut or deferred. Federal legislative changes can also affect the funding available for educational expenditure, e.g. the No Child Left Behind Act. These might also include changes in the procurement process for textbooks, learning material and student tests, particularly in the adoptions market. For example, changes in curricula, delays in the timing of the adoptions and changes in the student testing process can all affect these programs and therefore the size of our market in any given year.
      There are multiple competing demands for educational funds and there is no guarantee that states will fund new textbooks or testing programs, or that we will win this business.

Our newspaper businesses may be adversely affected by reductions in advertising revenues and/or circulation either due to weak general economic conditions or competing news information distribution channels, particularly online and digital formats.
      Our newspaper businesses are highly geared and remain dependent on advertising revenue; relatively small changes in revenue, positive or negative, have a disproportionate affect on profitability. We are beginning to see an increase in advertising revenues compared to prior years, however any downturn in corporate and financial advertising spend would negatively impact our results.
      Changes in consumer purchasing habits, as readers look to alternative sources and/or providers of information, such as the internet and other digital formats, may change the way we distribute our content. We might see a decline in print circulation in our more mature markets as readership habits change and readers migrate online, although we see further opportunities for growth in our less mature markets outside Europe. If the migration of readers to new digital formats occurs more quickly than we expect, this is likely to affect print advertising spend by our customers, adversely affecting our profitability.

Our intellectual property and proprietary rights may not be adequately protected under current laws in some jurisdictions and that may adversely affect our results and our ability to grow.
      Our products largely comprise intellectual property delivered through a variety of media, including newspapers, books and the internet. We rely on trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in these products.
      We cannot be sure that our proprietary rights will not be challenged, invalidated or circumvented. Our intellectual property rights in countries such as the United States and the United Kingdom, which are the jurisdictions with the largest proportions of our operations, are well established. However, we also conduct business in other countries where the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect our future growth. Moreover, despite trademark and copyright protection, third parties may copy, infringe or otherwise profit from our proprietary rights without our authorization.
      These unauthorized activities may be more easily facilitated by the internet. The lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for us in protecting our proprietary rights relating to our online business processes and other digital technology rights. The loss or diminution in value of these proprietary rights or our intellectual property could have a material adverse effect on our business and financial performance. In that regard, Penguin Group (USA) Inc. and Pearson Education have joined three other major US publishers in a suit brought under the auspices of the Association of American Publishers to challenge Google’s plans to copy the full text of all books ever published without permission from the publishers or the authors. This lawsuit seeks to demarcate the extent to which search engines and other internet operators may rely on the fair-use doctrine to copy content without authorization from the copyright proprietors, and may give publishers more control over on-line users of their intellectual property. If the lawsuit is unsuccessful, publishers and authors may not be able to control copying of their content for purposes of on-line searching, which could have an adverse impact on our business and financial performance.

The contracting risks associated with our Professional division within Pearson Education are complex and could adversely affect our financial results and growth prospects.
      Our Professional division provides services ranging from call center operations to complete outsourcing of administrative functions. Customers are government agencies and professional organizations, mainly in the USA and the UK, and commercial businesses. These services are provided under contracts with values that vary significantly, from a few million to several hundred million pounds over the term of the contract, which can run from one to ten years in length. The results of our Professional division can be significantly dependent on a small number of large contracts.
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
      There are inherent risks associated with our school testing businesses, both in the USA and the UK. A breakdown in our testing and assessment products and processes could lead to a mis-grading of student tests and/or late delivery of test results to students and their schools. In either event we may be subject to legal claims, penalty charges under our contracts, non-renewal of contracts and in the case of our UK testing business, the suspension or withdrawal of our accreditation. It is also possible that such events would result in adverse publicity, which may affect our ability to retain existing contracts and/or obtain new customers.
      We have recently experienced adverse publicity as a result of the rescoring of the October 2005 Scholastic Aptitude Test, or SAT, in the USA. We provide answer sheet scanning services for the College Board, which administers the SAT. We rescanned approximately 1.5 million tests taken in October 2005 through January 2006 and, as a result, the College Board reissued higher scores for about 4,400 out of approximately 495,000 tests taken in October. We have also been named along with the College Board as a defendant in a class action lawsuit filed as a result of the revised scores.

Changes in the Penguin business may restrict our ability to grow and our profitability.
      New distribution channels, e.g. digital format, the internet, used books, combined with the concentration of retailer power pose multiple threats to our traditional consumer publishing models. Penguin’s financial performance can also be negatively affected if book return rates increase.

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
      Our education, business information and book publishing businesses operate in highly competitive markets. These markets constantly change in response to competition, technological innovations and other factors. To remain competitive we continue to invest in our authors, products and services. There is no guarantee that these investments will generate the anticipated returns or protect us from being placed at a competitive disadvantage with respect to scale, resources and our ability to develop and exploit opportunities. Specific competitive threats we face at present include:

•	Students seeking cheaper sources of content, e.g. on-line, used books or imported textbooks. To counter this trend we introduced our own on-line format (called SafariX) and are providing students with a greater choice and customization of our products.

•	Competition from major publishers and other educational material and service providers in our US educational textbook and testing businesses.

•	Penguin — Authors’ advances in consumer publishing. We compete with other publishing businesses for the rights to author manuscripts. In certain instances author advances can be bid up to a level at which we cannot generate a sufficient return on our investment.

We operate in markets which are dependent on Information Technology systems and technological change.
      All our businesses, to a greater or lesser extent, are dependent on technology. We either provide software and/or internet services or we use complex information technology systems and products to support our business activities, particularly in business information publishing, back-office processing and infrastructure.
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

Sarbanes-Oxley (SOX) 404 Compliance cost
      Beginning with our 2006 fiscal year, we will be required to comply with section 404 of SOX relating to internal control over financial reporting. Our SOX 404 implementation project commenced in 2003 and we believe we are on track to be compliant. However, the cost of complying with SOX 404 may reduce our earnings.

We generate a substantial proportion of our revenue in foreign currencies, particularly the US dollar, and foreign exchange rate fluctuations could adversely affect our earnings.
      As with any international business our earnings can be materially affected by exchange rate movements. We are particularly exposed to movements in the US dollar to sterling exchange rate as approximately 65% of our revenue is generated in US dollars. We estimate that if 2004 average rates had prevailed in 2005, sales for 2005 would have been £46 million or 1% lower. This is predominantly a currency translation risk (i.e., non-cash flow item), and not a trading risk (i.e., cash flow item) as our currency trading flows are relatively limited. We estimate that a five cent change in the average exchange rate between the US dollar and sterling in any year could affect our reported earnings per share by approximately 1 pence.
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
Overview of Operating Divisions
      Although our businesses increasingly share markets, brands, processes and facilities, they consist of three core operations:
      Pearson Education is a global leader in educational publishing and services. We are a leading international publisher of textbooks, supplementary materials and electronic education programs for elementary and secondary school, higher education and business and professional markets worldwide. We also play a major role in the testing and certification of school students and professionals, mainly in the US but increasingly in the UK. Pearson Education consists of the following three operating segments:

•	School — publisher, provider of testing and software services for primary and secondary schools

•	Higher Education — publishes textbooks and related course materials for colleges and universities

•	Professional — publishes texts, reference and interactive products for industry professionals. Provides various testing and service arrangements for government departments and professional bodies.
      The FT Group consists of our international newspaper, print and online financial information, business magazine and professional publishing interests. Our flagship product is the Financial Times, published internationally and known for its premium editorial content and international scope both in newspaper and internet formats. The FT Group comprises the following operating segments:

•	FT Publishing — publishes the Financial Times, other business newspapers, magazines and specialist information

•	Interactive Data (“IDC”) — provides financial and business information to financial institutions and retail investors.
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

•	to focus on businesses which provide “education,” in the broadest sense of the word, through intellectual property;

•	to provide a combination of publishing, both in print and online, and related services that make our publishing more valuable and take us into new, faster-growing markets;

•	to continue to invest in the growth of our businesses, including:

•	extending our lead in education publishing, investing in new programs for students in School and Higher Education and in testing and software services that help educators to personalize the learning process, both in the US and around the world;

•	developing our fast-growing contracting businesses, which provide testing and other services to corporations and government agencies;

•	building the international reach of the Financial Times — both in print through its four editions worldwide and online through FT.com — and enhancing the market positions of our network of national business newspapers around the world; and

•	growing our position in consumer publishing, balancing our investment across our stable of best-selling authors, new talent and our own home-grown content;

•	to foster a collaborative culture which facilitates greater productivity and innovation by sharing processes, costs, technology, talent and assets across our business;

•	to capitalize on the growth prospects in our markets and on our leaner operations to improve profits, cash flows and returns on invested capital.
Operating Divisions

Pearson Education
      Pearson Education is one of the world’s largest publishers of textbooks and online teaching materials based on published sales figures and independent estimates of sales. Pearson Education serves the growing demands of teachers, students, parents and professionals throughout the world for stimulating and effective education programs. With federal and state governments increasingly required to measure academic progress against clear objective standards, the market for educational testing services in the United States has grown significantly, as have markets around the world. Our integrated approach to education has helped us grow faster because of our breadth.
      We report Pearson Education’s performance by the three market segments it serves: School, Higher Education and Professional. In 2005, Pearson Education had sales of £2,663 million or 65% of Pearson’s total sales (63% in 2004).

School
      In the United States, our School business includes publishing, testing and software operations. Outside of the United States, we have a growing English Language Teaching business and we also publish school and college materials in local languages in a number of countries. In the United States, we publish for pre-kindergarten through 12th grade, with a comprehensive range of textbooks, supplementary materials and electronic education programs. Pearson Education’s elementary school imprint, Pearson Scott Foresman, and secondary school imprint, Pearson Prentice Hall School, publish high quality programs covering subjects such as reading, literature, math, science and social studies. We also publish supplementary teaching aids for both elementary and secondary schools and teacher-written activity books. We are a leading publisher in online assessment and digital courseware through Pearson Digital Learning, whose offerings include SuccessMaker, NovaNet and the Waterford Early Reading Program. Through Pearson Achievement Solutions, we provide professional development for teachers in kindergarten through 12th grade with the use of the latest technologies and software tools to improve classroom teaching.
      In the US, Pearson’s assessments & testing operations are leading service providers in the markets for test development, processing and scoring and the provision of enterprise software solutions to schools. We score and process some 40 million student tests across the United States each year.

      Pearson School Systems provides district-wide solutions that combine the power of assessment, student information, financial systems and actionable reporting to improve student performance. We are the market leader in student information with our solutions used by over 20% of schools nationwide and we are the provider of the newest technologies for benchmark testing and student progress analysis.
      Over 90% of education spending for kindergarten through 12th grade in the United States is financed at the state or local level, with the remainder coming from federal funds. The School division’s major customers are state education boards and local school districts. In the United States, 21 states, which account for over 50% of the total kindergarten through 12th grade US school population of some 53 million students, buy educational programs by means of periodic statewide “adoptions”. These adoptions cover programs in the core subject areas. Typically, a state committee selects a short-list of education programs from which the school districts then make individual choices. We actively seek to keep as many of our offerings as possible on the approved list in each state, and we sell directly to the school districts. In the states without adoptions, called “open territories”, local school districts choose education programs from the entire range available. We actively sell to school districts in open territories as well.
      In 2004, Edexcel won a five year contract for the administration and marking of “Key Stage” testing for 11 and 14 year old students in the UK. Edexcel also began electronic scanning and marking of GCSE and A-level exams in 2004. 4 million scripts were marked electronically in 2005.

Higher Education
      Pearson Education is the United States’ largest publisher, by sales, of textbooks and related course materials for colleges and universities. We publish across all of the main fields of study with imprints such as Pearson Prentice Hall, Pearson Addison Wesley, Pearson Allyn & Bacon and Pearson Benjamin Cummings. Our sales forces call on college educators, who choose the textbooks and online resources to be purchased by their students. In 2005, 1.8 million college students registered for our online offerings, which include homework and assessment products, online study guides and textbook companion websites. Many of our online offerings are integrated with course management systems that provide easy-to-use tools that enable professors to create online courses. In addition, our custom publishing business, Pearson Custom, works with professors to produce textbooks specifically adapted for their particular course.

Professional
      We publish text, reference, and interactive products for IT industry professionals, graphics and design users of all types, and consumers interested in software applications and certification, professional business books, and strategy guides for those who use PC and console games. Publishing imprints in this area include Addison Wesley Professional, Prentice Hall PTR, and Cisco Press (IT professional imprints), Peachpit Press and New Riders Press (graphics and design imprints), Que/Sams (consumer and professional imprint) and Prentice Hall Financial Times (business imprint). We also generate revenues through our own website — InformIT, and through Safari Books Online (a joint venture with O’Reilly Media). We also provide services to professional markets, managing several commercial contracts to implement and execute qualification and assessment systems for individual professions, including IT professionals and nurses.
      Our Government Solutions group manages and processes student loan applications on behalf of the US Department of Education. It also provides a number of non-education and other testing and service-related contracts with various government agencies both within and outside the US.
      We also provide a range of data collection and management services, including scanners, to a wide range of customers. We also provide corporate training courses to professionals.
      Contracts include a seven year contract to develop and deliver the Graduate Management Admissions Test (GMAT) worldwide, beginning in January 2006 and a nine year, non-exclusive contract to deliver the National Association of Security Dealers exams.

The FT Group
      The FT Group, one of the world’s leading business information sources, aims to provide a broad range of data, analysis and services to an audience of internationally-minded business people. In 2005, the FT Group had sales of £629 million, or 15% of Pearson’s total sales (16% in 2004). The FT Group’s business is global, producing a combination of news, data, comment, analysis and context. In addition to professional and business consumers, individuals worldwide are demanding such strategic business information.

FT Publishing
      The Financial Times is a leading international daily business newspaper. Its average daily circulation of 439,563 copies in December 2005, as reported by the Audit Bureau of Circulation, gives the Financial Times the second largest circulation of any English language business daily in the world. The Financial Times derived approximately 67% of its revenue in 2005 from advertising and approximately 33% from print and online content sales. The geographic distribution of the Financial Times average daily circulation in 2005 was:

United Kingdom/ Republic of Ireland	32%
Continental Europe, Africa and Middle East	31%
Americas	29%
Asia	8%
      The Financial Times is printed on contract in 23 cities around the world and our sales mix is increasingly international. The newspaper draws upon an extensive local network of correspondents to produce unique, informative and timely business information. For production and distribution, the Financial Times uses computer-driven communications and printing technology for timely delivery of the various editions of the newspaper to the appropriate geographic markets. The Financial Times is distributed through independent newsagents and direct delivery to homes and institutions.
      The FT seeks to make its content available both in print and online, through FT.com, its internet service, and sales of electronic content to third parties. FT.com charges subscribers for detailed industry news, comment and analysis, while providing general news and market data to a wider audience. The business earns revenues by selling content directly, selling advertising and selling subscriptions. At the end of December 2005, FT.com had 84,000 paying subscribers and an average of 3.2 million unique monthly users.
      Our other business publishing interests include France’s leading business newspaper, Les Echos with an average daily 2005 circulation of 119,000 and lesechos.fr, its internet service.
      FT Business produces specialist information on the retail, personal and institutional finance industries and publishes the UK’s premier personal finance magazine, Investors Chronicle, together with Money Management, Financial Advisor and The Banker for professional advisers and financial sector professionals.

Interactive Data Corporation
      Through our 62% interest in Interactive Data Corporation (“Interactive Data”), we are one of the world’s leading global providers of financial market data, analytics and related services to financial institutions, active traders and individual investors. Interactive Data supplies time-sensitive pricing, dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Customers subscribe to Interactive Data’s services and use the company’s analytical tools in support of their trading, analysis, portfolio management, and valuation activities.

Recoletos
      On December 14, 2004, the Group announced that we had accepted an offer from Retos Catera S.A. to sell our 79% stake in Recoletos, a publicly quoted Spanish media group that we built with its Spanish founding shareholders over a number of years, for gross proceeds of € 743 million. The consortium of investors behind Retos Cartera included members of the Recoletos management team, individual Spanish investors and the Banesto banking group. We decided to accept the offer as Recoletos’ strategy in sport, lifestyle and general publications had taken it further away from Pearson’s core focus on financial and business news and information. The sale became unconditional in February, 2005 and net cash proceeds of £371 million were received on April 8, 2005 resulting in a profit on disposal of £306 million.

Joint Ventures and Associates
      As at 2005 year end, the FT Group also had a number of other associates and joint ventures, including:
      A 50% interest in FT Deutschland, launched in February 2000, in partnership with Gruner + Jahr. FT Deutschland is a German language newspaper with a fully integrated online business news, analysis and data service. Its circulation grew by 6% in 2005 to 102,000 copies.

      A 50% interest in The Economist Group, which publishes the world’s leading weekly business and current affairs magazine. Its circulation increased by 10% to 1,038,519 for the January to June 2005 period.
      A 50% interest in FTSE International, a joint venture with the London Stock Exchange, which publishes a wide range of global indices, including the important FTSE index.
      A 33% interest in Vedomosti, a leading Russian business newspaper and a partnership venture with Dow Jones and IMH Media Ltd.
      A 50% interest in Business Day and Financial Mail, publishers of South Africa’s leading financial newspaper and magazine.
      A 14% interest in Business Standard, India’s third largest daily financial newspaper.

The Penguin Group
      Penguin is one of the premier English language book publishers in the world. We publish an extensive backlist and frontlist of titles, including some of the very best new fiction and non-fiction, literary prize winners and commercial bestsellers. Our titles range from history and science to essential reference. We are also one of the pre-eminent classics publishers and publish some of the most highly prized and enduring brands in children’s publishing, featuring popular characters such as Spot, Peter Rabbit and Madeline, as well as the books of Roald Dahl. We rank in the top three consumer publishers, based upon sales, in all major English speaking and related markets — the United States, the United Kingdom, Australia, New Zealand, Canada, India and South Africa.
      Penguin publishes under many imprints including, in the adult market, Allen Lane, Avery, Berkley Books, Dorling Kindersley, Dutton, Hamish Hamilton, Michael Joseph, Plume, Putnam, Riverhead and Viking. Our leading children’s imprints include Puffin, Ladybird, Warne and Grosset & Dunlap. In 2005, Penguin’s US imprints placed 129 titles on The New York Times bestseller list. In the United Kingdom, 54 Penguin titles featured on the Nielsen Bookscan top ten bestseller list. Our illustrated reference business, Dorling Kindersley, or DK, is the leading global publisher of high quality illustrated reference books. DK has built a unique graphic style that is now recognized around the world. It produces books for children and adults covering a huge variety of subjects including childcare, health, gardening, food and wine, travel, business and sports. Not only does DK’s “lexigraphic” design approach make its books easily translatable across cultures, but it has also formed the basis of a library of 2.5 million wholly-owned images which have many applications — in print and online.
      In 2005, Penguin had sales of £804 million, representing 20% of Pearson’s total sales (21% in 2004). Revenues are balanced between frontlist and backlist titles. The Penguin Group earns over 95% of its revenues from the sale of hard cover and paperback books. The balance comes from audio books and from the sale and licensing of intellectual property rights, such as the Beatrix Potter series of fictional characters, and acting as a book distributor for a number of smaller publishing houses.
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
      The Penguin Group competes with other publishers of fiction and non-fiction books. Principal competitors include Random House, HarperCollins, and Hachette Livre. Publishers compete by developing a portfolio of books by established authors and by seeking out and promoting talented new writers.
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
Recent Developments
      On January 9, 2006 Pearson announced the purchase of 1,130,739 shares in Interactive Data from an individual shareholder for $21.67 per share in cash. This purchase brings Pearson’s total holding in Interactive Data to almost 62%.
      On January 23, 2006 Pearson announced the acquisition of Promissor, a leading professional testing business from Houghton Mifflin Company for $42m in cash.
      On April 25, 2006 Pearson announced the acquisition of National Evaluation Systems, Inc, a leading teacher certification testing company in the US.
      On May 5, 2006 Pearson announced the acquisition of an 80% stake in Paravia Bruno Mondadori, one of Italy’s leading educational publishing companies.
Organizational Structure
      Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of our significant subsidiaries as at December 31, 2005, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

		Percentage
		Interest/ Voting
Name	Country of Incorporation/ Residence	Power

Pearson Education
Pearson Education Inc	United States (Delaware)	100%
Pearson Education Ltd	England and Wales	100%
NCS Pearson Inc	United States (Minnesota)	100%
FT Group
The Financial Times Limited	England and Wales	100%
Financial Times Business Ltd	England and Wales	100%
Interactive Data Corporation	United States (Delaware)	61%
Les Echos SA	France	100%
The Penguin Group
Penguin Group (USA) Inc	United States (Delaware)	100%
The Penguin Publishing Co Ltd	England and Wales	100%
Dorling Kindersley Holdings Ltd	England and Wales	100%
Property, Plant and Equipment
      Our headquarters is located at leasehold premises in London, England. We own or lease approximately 650 properties in more than 50 countries worldwide, the majority of which are located in the United Kingdom and the United States.
      All of the properties owned and leased by us are suitable for their respective purposes and are in good operating condition.
      We own the following principal properties:

General Use of Property	Location	Area in Square Feet

Warehouse	Pittstown, Pennsylvania, USA	510,000
Warehouse	Kirkwood, New York, USA	409,000
Offices	Iowa City, Iowa, USA	310,000
Offices	Old Tappan, New Jersey, USA	210,100
Warehouse/ office	Cedar Rapids, Iowa, USA	205,000
Offices	Reading, Massachusetts, USA	177,800
Offices	London, UK	155,000
Printing/ Processing	Owatonna, Minnesota, USA	128,000
Printing/ Processing	Columbia, Pennsylvania, USA	121,400
Offices	Eagan, Minnesota, USA	109,500
Offices	Mesa, Arizona, USA	96,000

      We lease the following principal properties:

General Use of Property	Location	Area in Square Feet

Warehouses/ Offices	Lebanon, Indiana, USA	1,091,400
Warehouse/ Offices	Cranbury, New Jersey, USA	886,700
Warehouse	Indianapolis, Indiana, USA	737,850
Warehouse/ Offices	Newmarket, Ontario, Canada	518,128
Offices	Upper Saddle River, New Jersey, USA	474,801
Warehouse/ Offices	Rugby, UK	446,000
Offices	London, UK	375,000
Offices	Hudson St., New York, USA	302,000
Warehouse/ Offices	Austin, Texas, USA	226,100
Offices	Boston, Massachusetts, USA	225,299
Warehouse	Scoresby, Victoria, Australia	215,820
Offices	Boston, Massachusetts, USA	191,360
Offices	Glenview, Illinois, USA	187,500
Offices	Bloomington, Minnesota, USA	151,056
Offices	Parsippany, New Jersey, USA	143,800
Offices	Harlow, UK	137,900
Offices	Chester, Virginia, USA	123,200
Warehouse	San Antonio Zomeyucan, Mexico	113,638
Offices	London, UK	112,000
Offices	New York, New York, USA	107,939

ITEM 4A.	UNRESOLVED STAFF COMMENTS
      There are no unresolved staff comments.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
      The following discussion and analysis is based on and should be read in conjunction with the consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report. The financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. Note 35 to our consolidated financial statements, included in “Item 17. Financial Statements”, provides a description of the significant differences between IFRS and US GAAP as they relate to our business and provides a reconciliation to US GAAP. These consolidated financial statements are the Group’s first financial statements to be prepared in accordance with IFRS, as adopted by the EU. Consolidated financial statements of Pearson up to and including December 31, 2004 had been prepared in accordance with UK GAAP. UK GAAP differs in certain respects from IFRS. When preparing the Group’s 2005 consolidated financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with IFRS. The comparative figures in respect of 2004 and 2003 were restated to reflect these adjustments. Note 34 included in “Item 17. Financial Statements”, describes how, in preparing the consolidated financial statements, the Group has applied accounting standards as adopted for use in the EU under the first-time adoption provisions as set out in IFRS 1.
General Overview

Introduction
      Sales increased from £3,696 million in 2004 to £4,096 million in 2005, an increase of 11%. The increase reflected growth across all the businesses with a particularly strong performance at Pearson Education. The year on year growth was impacted by exchange rates but less so than in previous years. The average US dollar exchange rate strengthened slightly in 2005, which had the effect of increasing reported sales in 2005 by £46 million when compared to the equivalent figure at constant 2004 rates. Reported operating profit increased by 33% from £404 million in 2004 to £536 million in 2005. Pearson Education benefited from strong sales growth and improved margins in the School and Higher Education businesses. FT Group benefited from improved profits largely as a result of increases in advertising revenues at FT Publishing and IDC’s continued strong organic growth and synergies from the integration of recent acquisitions. Penguin profits benefited from the effect of exchange rates but still improved from the prior year, with margins increasing despite only a small increase in sales. Included within operating profit in 2005 was the profit on the sale of MarketWatch of £40 million. Equivalent sales of businesses and investments in 2004 saw a profit of £9 million. Reported operating profit in 2005 was £12m higher than the equivalent figure reported at constant 2004 exchange rates.
      Profit before taxation in 2005 of £466 million compares to a profit before taxation of £325 million in 2004. The increase of £141 million reflects the improved operating performance and a reduction in net finance costs. Net finance costs reduced from £79 million in 2004 to £70 million in 2005. Net interest payable benefited from the reduction in average net debt following receipt of the proceeds from the sale of Recoletos and MarketWatch and good cash generation from the businesses. Partially offsetting this effect was an increase in the group’s average net interest rate payable driven principally by the strong rise in US dollar interest rates in the year. As at January 1, 2005 we adopted IAS 39 ‘Financial Instruments: Recognition and Measurement’ in our financial statements. This has had the effect of introducing increased volatility into the net finance cost and in 2005 the adoption of IAS 39 reduced net finance costs by £14 million. There was no equivalent benefit in 2005 to the one-off credit of £9 million for interest on a repayment of tax that occurred in 2004.
      In April 2005, Pearson sold its 79% interest in Recoletos Grupo de Comunicacion S.A. to Retos Cartera, a consortium of investors, as part of a tender offer for all of Recoletos. The transaction became unconditional on approval from the Spanish regulatory authorities in February 2005. The results of Recoletos have been consolidated for the period to February 28, 2005 and have been shown as discontinued operations in the consolidated income statement for 2005, 2004 and 2003.
      Net cash generated from operating activities increased to £709 million in 2005 from £562 million in 2004 with very strong cash generation across all the businesses. Cash flow in 2004 benefited from collection of the $151 million receivable in respect of the Transportation Security Administration (“TSA”) contract, a contract to create a qualification, assessment, staffing and placement system for security screeners at airports in the US. The relative strength of the US dollar also increased the value of our cash flows in Sterling. Capital expenditure was down from 2004 following the up-front expenditure on professional testing contracts in that year but investment in pre-publication increased. On an average basis, the use of working capital continued to improve. The net cash inflow from disposals net of acquisitions was £175 million in 2005 compared to a net cash outflow of £4 million in 2004. Dividends paid of £222 million in 2005 (including £17 million paid to minority interests) compares to £197 million in 2004 and, after an adverse currency movement of £121 million, overall net borrowings fell 18% from £1,221 million at the end of 2004 to £996 million at the end of 2005.

Outlook
      We expect 2006 to be another good year for Pearson as we anticipate increasing margins and growth ahead of our markets. We expect to achieve strong earnings growth, good cash generation and a further significant improvement in return on invested capital.

Pearson Education
      We expect Pearson Education to achieve sales growth in the 3-5% range, with similar rates of growth in each of its three worldwide businesses (School, Higher Education and Professional). We expect margins to improve in School and Professional and remain stable in the Higher Education business. School testing is strengthened by 2005 contract wins with a lifetime value of $700 million (including Texas, Virginia, Michigan and Minnesota) and the US School new adoption market is expected to grow strongly over the period 2007 to 2009.
      We expect our US Higher Education business to continue to benefit from its scale, the strength of its publishing and its lead in technology. 2006 is expected to be a strong year for first editions, with major new titles in statistics, algebra, psychology, economics, health and writing. We plan to launch online homework and assessment programs in new curriculum areas including economics, psychology and development writing and to extend our highly successful customized print publishing model to online curriculum and course management programs.
      We expect our Professional business to deliver sustained growth on the basis of long-term contracts in Government Solutions and Professional Testing and to improve margins after the successful start-up of major new contracts in 2004 and 2005. We also expect to maintain our leading market share in professional publishing with a stronger schedule of releases in the professional and consumer technology market in 2006 and a strong list within the business publishing imprints.

FT Group
      We expect further profit improvement at the FT Group. The Financial Times continues to show good momentum with circulation up 4% and advertising revenues continue to show double digit growth in the early part of 2006. IDC expects another good year, benefiting from similar business conditions to 2005, strong organic growth and the contribution of recent acquisitions.

The Penguin Group
      Penguin is expected to grow at a similar rate in 2006 to 2005 with continued investment in new markets and international talent and with a strong list of new titles from best selling authors. Margins are expected to improve steadily as we benefit from efficiency gains.

Exchange rates
      We generate around two-thirds of total sales in the US and a five cent change in the average exchange rate for the full year (which in 2005 was £1: $1.81) will have an impact of approximately 1p on earnings per share.

Sales Information by Operating Division
      The following table shows sales information for each of the past three years by operating division:

	Year Ended December 31

	2005	2004	2003

	£m	£m	£m
Education:
School	1,295	1,087	1,149
Higher Education	779	729	770
Professional	589	507	503
FT Group:
FT Publishing	332	318	315
IDC	297	269	273
Penguin	804	786	840

Total	4,096	3,696	3,850

Sales Information by Geographic Market supplied
      The following table shows sales information for each of the past three years by geographic region:

	Year Ended December 31

	2005	2004	2003

	£m	£m	£m
European countries	963	835	768
North America	2,717	2,504	2,742
Asia Pacific	300	263	255
Other countries	116	94	85

Pearson Group	4,096	3,696	3,850

Exchange Rate Fluctuations
      We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was $1.81 in 2005, $1.83 in 2004 and $1.63 in 2003. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. The Group generates approximately 65% of its sales in US dollars and a five cent change in the average exchange rate for the full year has an impact of approximately 1 pence on earnings per share. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information.

Critical Accounting Policies
      Our consolidated financial statements, included in Item 17. “Financial Statements”, are prepared based on the accounting policies described in note 1 to the consolidated financial statements which are in accordance with IFRS, which differs in certain significant respects from US GAAP.
      The preparation of our consolidated financial statements in accordance with IFRS, and the reconciliation of these financial statements to US GAAP as described in note 35, requires management to make estimates and assumptions that affect the carrying value of assets and liabilities at the date of the consolidated financial statements and the reported amount of sales and expenses during the periods reported in these financial statements. Certain of our accounting policies require the application of management judgment in selecting assumptions when making significant estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable.
      We believe that the following are the more critical accounting policies used in the preparation of our consolidated financial statements that could have a significant impact on our future consolidated results of operations, financial position and cash flows. Actual results could differ from estimates.

Revenue Recognition
      Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services net of value-added tax and other sales taxes, rebates and discounts, and after eliminating sales within the Group. Revenue is recognized as follows:
      Revenue from the sale of books is recognized when title passes. A provision for anticipated returns is made based primarily on historical return rates. If these estimates do not reflect actual returns in future periods then revenues could be understated or overstated for a particular period.
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
      Revenue from multi-year contractual arrangements, such as contracts to process qualifying tests for individual professions and government departments, is recognized as performance occurs. Certain of these arrangements, either as a result of a single service spanning more than one reporting period or where the contract requires the provision of a number of services that together constitute a single project, are treated as long-term contracts with revenues recognized on a percentage of completion basis. Losses on contracts are recognized in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. The assumptions, risks and uncertainties inherent in long-term contract accounting can affect the amounts and timing of revenue and related expenses reported.
      On certain contracts, where the Group acts as agent, only commissions and fees receivable for services rendered are recognized as revenue. Any third party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

Pre-publication Costs
      Pre-publication costs represent direct costs incurred in the development of educational programs and titles prior to their publication. These costs are carried forward in current intangible assets where the title will generate probable future economic benefits and costs can be measured reliably. These costs are amortized upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected life cycle of the title, usually with a higher proportion of the amortization taken in the earlier years. The investment in pre-publication has been disclosed as part of the investing activities in the cash flow statement. The assessment of useful life and the calculation of amortization involve a significant amount of estimation and management judgment based on historical trends and management estimation of their future potential sales. The overstatement of useful lives could result in excess amounts being carried forward in intangible assets that would otherwise have been written off to the profit and loss account in an earlier period. Reviews are performed regularly to estimate recoverability of pre-publication costs.

Royalty Advances
      Advances of royalties to authors are included within trade and other receivables when the advance is paid less any provision required to bring the amount down to its net realizable value. The royalty advance is expensed at the contracted royalty rate as the related revenues are earned. Royalty advances which will be consumed within one year are held in current assets. This represents the operating cycle of consumer publishing titles. Royalty advances which will be consumed after one year are held in non-current assets. The realizable value of royalty advances relies on a degree of management judgement in determining the profitability of individual author contracts. If the estimated realizable value of author contracts is overstated then this will have an adverse effect on operating profits as these excess amounts will be written off.

Defined Benefit Pension Obligations
      The liability in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability.
      Actuarial gains and losses arising from differences between actual and expected returns on plan assets, experience adjustments on liabilities and changes in actuarial assumptions are recognized immediately in the statement of recognized income and expense.
      The service cost, representing benefits accruing over the year, is included as an operating cost and the unwinding of the discount rate on the scheme liabilities and the expected return on scheme assets as a financing charge or financing income.
      Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.
      The determination of the pension cost and defined benefit obligation of the Group’s defined benefit pension schemes depends on the selection of certain assumptions (see note 24 in “Item 17 — Financial Statements”) which include the discount rate, inflation rate, salary growth, longevity and expected return on scheme assets. Differences arising from actual experience or future changes in assumptions will be reflected in subsequent periods.

Income Taxes
      The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the estimates in relation to the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
      Deferred income tax is provided, using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred income tax liability is settled.
      Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
      Deferred income tax is provided in respect of the undistributed earnings of subsidiaries, other than where it is intended that those undistributed earnings will not be remitted in the foreseeable future.
      Deferred tax is recognized in the income statement, except when the tax relates to items charged or credited directly to equity, in which case the tax is also recognized in equity.

Goodwill
      Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

IFRS and US GAAP
      We prepare our financial statements in accordance with IFRS, which differs in certain significant respects from US GAAP. Profit attributable to equity holders of the Company and equity shareholders’ funds under IFRS and US GAAP were as follows for the respective period:

	December 31, 2005	December 31, 2004	December 31, 2003

	£m	£m	£m
Profit for the financial year
IFRS	624	262	252
US GAAP	411	182	173
Equity shareholders’ funds
IFRS	3,564	2,800
US GAAP	3,838	3,218
      The main differences between IFRS and US GAAP relate to goodwill and intangible assets, acquisition and disposal adjustments, derivatives, pensions, stock based compensation and taxation. These differences are discussed in further detail under “— Accounting Principles” and in note 35 to the consolidated financial statements.
Results of Operations

Year ended December 31, 2005 compared to year ended December 31, 2004

Consolidated Results of Operations

Sales
      Our total sales increased by £400 million, or 11%, to £4,096 million in 2005, from £3,696 million in 2004. Sales growth was due to strong performance in our markets, helped in part by a favourable exchange rate impact. We estimate that had the 2004 average rates prevailed in 2005, sales would have been approximately £4,050 million.
      Pearson Education had a strong year with an increase in sales of 15%. The School and Professional businesses were the biggest contributors to this growth with increases of 19% and 16% respectively. Higher Education growth was 5% in total and 6% in the US. Pearson’s US Higher Education business has grown faster than the industry for seven straight years. The School publishing business benefited from a large share of the new adoption market in the US and testing sales were up more than 20% as the business made significant market share gains and benefited from mandatory state testing in the US under No Child Left Behind. In the Professional business, Professional testing and Government Solutions sales were both up by more than a third on last year with the successful start-up of major new contracts. Worldwide sales of technology-related books were again lower than the previous year although weakness in the professional markets was partly offset by growth in consumer technology publishing.
      The FT Group sales were 7% ahead of last year. FT Publishing sales were up by 4% driven by higher advertising revenues at the Financial Times and IDC sales were up by 10% with organic growth at all its businesses aided by a full year contribution from FutureSource, acquired in September 2004, and the strength of the US dollar. Penguin’s sales grew by 2% with successful format innovation helping to offset the weakness in the mass market category in the US, down a further 4% for the industry in 2005.
      Pearson Education, our largest business sector, accounted for 65% of our sales in 2005, compared to 63% in 2004. North America continued to be the most significant source of our sales although sales there decreased, as a proportion of total sales, to 66% in 2005, compared to 68% in 2004.

Cost of Sales and Operating Expenses
      The following table summarizes our cost of sales and net operating expenses:

	Year Ended
	December 31

	2005	2004

	£m	£m
Cost of goods sold	2,022	1,789

Distribution costs	249	201
Administrative and other expenses	1,384	1,365
Other operating income	(41)	(46)

Total operating expenses	1,592	1,520

      Cost of Sales. Cost of sales consists of costs for raw materials, primarily paper, printing costs, amortization of pre-publication costs and royalty charges. Our cost of sales increased by £233 million, or 13%, to £2,022 million in 2005, from £1,789 million in 2004. The increase mainly reflected the increase in sales over the period although the overall gross margin declined slightly from 52% in 2004 to 51% in 2005.
      Distribution Costs. Distribution costs consist primarily of shipping costs, postage and packing and are typically a fairly constant percentage of sales.
      Administration and Other Expenses. Our administration and other expenses increased by £19 million, or 1%, to £1,384 million in 2005, from £1,365 million in 2004, although as a percentage of sales they decreased to 34% in 2005, from 37% in 2004. The increase in administration and other costs comes principally from additional employee benefit expense, but cost savings and more modest increases in other administration expenses has enabled overall operating margins to improve.
      Other operating Income. Other operating income mainly consists of sub-rights and licensing income and distribution commissions. Other operating income decreased 11% to £41 million in 2005 from £46 million in 2004, with the decrease mainly representing the continued decline in commissions received for distribution of third party books.

Other Net Gains and Losses
      Profits or losses on the sale of businesses, associates and investments that are included in our continuing operations are reported as “other net gains and losses”. In 2005 the only item in this category was the £40 million profit on the sale of our associate interest in MarketWatch. In 2004, other gains and losses amounted to £9 million, with the principal items being profits on the sale of stakes in Capella and Business.com.

Share of results of joint ventures and associates
      The contribution from our joint ventures and associates increased from £8 million in 2004 to £14 million in 2005. The increase was due to profit improvement at The Economist Group and a reduction in losses at FT Deutschland.

Operating Profit
      The total operating profit increased by £132 million, or 32.7%, to £536 million in 2005 from £404 million in 2004. This £132 million or 33% increase was due to increases across all the businesses, the one-off gain from the sale of MarketWatch of £40 million and a beneficial impact of exchange. We estimate that had the 2004 average rates prevailed in 2005, operating profit would have been £12 million lower.
      Operating profit attributable to Pearson Education increased by £56 million, or 20%, to £343 million in 2005, from £287 million in 2004. The increase was due to strong sales and improved margins in both the School and Higher Education businesses. Operating profit attributable to the FT Group increased by £63 million, or 90%, to £133 million in 2005, from £70 million in 2004. £40 million of the increase was due to the profit from the sale of MarketWatch but there were also increases at IDC of £13 million and FT Publishing of £10 million. Operating profit attributable to the Penguin Group increased by £13 million, or 28%, to £60 million in 2005, from £47 million in 2004. The increase at Penguin was due in part to increased efficiencies and improved margins and also due to exchange gains and one-off items in 2004. Penguin’s operating profit in 2004 was reduced by costs associated with disruption in UK distribution following the move to a new warehouse and closure costs associated with Penguin TV.

Net Finance Costs
      Net finance costs reduced from £79 million in 2004 to £70 million in 2005. Net interest payable in 2005 was £77 million, up from £74 million in 2004. The group’s net interest rate payable rose by 0.9% to 5.9%. Although we were partly protected by our fixed rate policy, the strong rise in US dollar floating interest rates had an adverse effect. Year on year, average three month LIBOR (weighted for the Group’s borrowings in US dollars, euro and sterling) rose by 1.9% to 3.4%. This was largely offset by the £260m fall in average net debt, reflecting in particular the proceeds from the disposal of Recoletos and good cash generation. In addition, in 2005 we did not benefit from a one-off credit of £9m for interest on a repayment of tax that occurred in 2004. As at January 1, 2005 we adopted IAS 39 ‘Financial Instruments: Recognition and Measurement’ in our financial statements. This has had the effect of introducing increased volatility into the net finance cost and in 2005 the adoption of IAS 39 reduced net finance costs by £14 million. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowing” below and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Taxation
      The total tax charge for the year was £124 million, representing a 27% rate on pre-tax profits of £466 million. This compares with a 2004 rate of 19% (or £63m on a pre-tax profit of £325m). In 2004, the tax charge reflected credits of £48m relating to previous years, a substantial element of which was non-recurring; adjustments relating to previous years in 2005 resulted in a credit of £18m. The 2005 rate benefited from the fact that the profit of £40m on the sale of Marketwatch.com was free of tax.

Minority Interests
      Following the disposal of our 79% holding in Recoletos in April 2005 and the purchase of the 25% minority stake in Edexcel in February 2005, our minority interests now mainly comprise the 39% minority share in IDC.

Discontinued Operations
      The results of Recoletos have been consolidated for the period up to February 28, 2005 and included in discontinued operations in 2005 and 2004. The results for 2005 include an operating loss for the two months to February 28, 2005 of £3 million compared to an operating profit in the full year to December 31, 2004 of £26 million. The profit on disposal of Recoletos reported in 2005 was £306 million.

Profit for the Financial Year
      The total profit for the financial year in 2005 was £644 million compared to a profit in 2004 of £284 million. The overall increase of £360 million was mainly due to the profit on disposal of Recoletos and MarketWatch together with significant improvement in operating profits reported across all the Pearson businesses. These increases were only partially offset by the increase in the tax charge in 2005.

Earnings per Ordinary Share
      The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 78.2 pence in 2005 compared to 32.9 pence in 2004 based on a weighted average number of shares in issue of 797.9 million in 2005 and 795.6 million in 2004. This increase in earnings per share was due to the additional profit for the financial year described above and was not significantly affected by the movement in the weighted average number of shares.
      The diluted earnings per ordinary share of 78.1 pence in 2005 and 32.9 pence in 2004 was not significantly different from the basic earnings per share in those years as the effect of dilutive share options was again not significant.

Exchange Rate Fluctuations
      The strengthening of the US dollar against sterling on an average basis had a positive impact on reported sales and profits in 2005 compared to 2004. We estimate that if the 2004 average rates had prevailed in 2005, sales would have been lower by £46 million and operating profit would have been lower by £12 million. See

“Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and Operating Profit by Division
      The following table summarizes our operating profit and results from operations for each of Pearson’s divisions. Adjusted operating profit is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments, as reported under SFAS 131. Since 1998 we have reshaped the Pearson portfolio by divesting of non-core interests and investing in educational publishing and testing, consumer publishing and business information companies. During this period of transformation management has used adjusted operating profit to track underlying core business performance.
      In our adjusted operating profit we have excluded amortization of acquired intangibles, other gains and losses and other net finance costs of associates. The amortization of acquired intangibles is not considered to be fully reflective of the underlying performance of the group. Other gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations but which distort the performance for the year. Other net finance costs of associates are foreign exchange and other gains and losses that represent short-term fluctuations in market value and are subject to significant volatility. These gains and losses may not be realized in due course as it is normally the intention to hold these instruments to maturity. Increased volatility has been introduced as a result of adopting IAS 39 ’Financial Instruments: Recognition and Measurement’ as at January 1, 2005. Finance costs and income of joint ventures and associates are reported within the share of results of joint ventures and associates that is included within operating profit. Group finance costs and income are reported separately in the income statement below the operating profit line.

      Adjusted operating profit enables management to more easily track the underlying operational performance of the group. A reconciliation of operating profit to adjusted operating profit is included in the table below:

	Year Ended December 31

	2005		2004

	£m	%	£m	%

Total operating profit
Pearson Education:
School	142	27	112	27
Higher Education	156	29	133	33
Professional	45	8	42	10
FT Group:
FT Publishing	58	11	8	2
IDC	75	14	62	16
Penguin	60	11	47	12

Total	536	100	404	100

Add back:
Amortization of acquired intangibles
School	5		—
Higher Education	—		—
Professional	—		—
Penguin	—		—
FT Publishing	1		—
IDC	5		5

Total	11		5

Other net gains and losses
School	—		(4)
Higher Education	—		(4)
Professional	—		(2)
Penguin	—		5
FT Publishing	(40)		(4)
IDC	—		—

Total	(40)		(9)

Other net finance costs of associates
School	—		—
Higher Education	—		—
Professional	—		—
Penguin	—		—
FT Publishing	2		—
IDC	—		—

Total	2		—

Adjusted operating profit
Pearson Education:
School	147	29	108	27
Higher Education	156	31	129	32
Professional	45	9	40	10
FT Group:
FT Publishing	21	4	4	1
IDC	80	15	67	17
Penguin	60	12	52	13

Total	509	100	400	100

School
      School business sales increased by £208 million, or 19%, to £1,295 million in 2005, from £1,087 million in 2004 and adjusted operating profit increased by £39 million, or 36%, to £147 million in 2005 from £108 million in 2004. The School results in 2005 benefit from the inclusion of AGS Publishing, acquired in July 2005 and the strengthening of the US dollar, which we estimate added £34 million to sales and £2 million to adjusted operating profit when compared to the equivalent figures at constant 2004 exchange rates.
      In the US school market, Pearson’s school publishing business grew 12% ahead of the Association of American Publishers’ estimate of industry growth of 10.5%. New adoption market share was 33% in the adoptions where Pearson competed (and 24% of the total new adoption market). The School business now has leading positions in math, science, literature and foreign languages. School testing sales were up more than 20%, benefiting from significant market share gains and mandatory state testing under No Child Left Behind. School software also had a strong year with good sales and profit growth on curriculum and school administration services.
      Outside the US, the School publishing sales increased in high single digits. The worldwide English Language Teaching business benefited from strong demand for English language learning and investments in new products, including English Adventure (with Disney) for the primary school market, Sky for secondary schools, Total English for adult learners and Intelligent Business (with The Economist) for the business markets. There was also strong growth in the international school testing markets. Four million UK GCSE, AS and A-Level scripts were marked onscreen and 2005 saw the first year of running the UK National Curriculum tests and a new contract for a national school testing pilot in Australia.
      School margins were up by 1.5% points to 11.4% with efficiency gains in central costs, production, distribution and software development.

Higher Education
      Sales in Higher Education increased by £50 million, or 7%, to £779 million in 2005, from £729 million in 2004. Adjusted operating profit increased by £27 million, or 21%, to £156 million in 2005 from £129 million in 2004. Both sales and adjusted operating profit benefited from the strengthening US dollar which we estimate added £14 million to sales and £3 million to adjusted operating profit when compared to the equivalent figures at constant 2004 exchange rates.
      In the US, the Higher Education sales were up by 6% ahead of the Association of American Publishers’ estimate of industry growth of 5%. 2005 is the seventh consecutive year that Pearson’s US Higher Education business has grown faster than the industry. The US business benefited from continued growth from market-leading authors in key academic disciplines including biology (Campbell & Reece), chemistry (Brown & LeMay), sociology (Macionis), marketing (Kotler & Keller), math (Tobey & Slater), developmental math (Martin-Gay) and English composition (Faigley’s Penguin Handbook). There was also expansion in the career and workforce education sector, with major publishing initiatives gaining market share in allied health, criminal justice, paralegal, homeland security and hospitality. The online learning and custom publishing businesses saw rapid growth. Approximately 3.6 million US college students are studying through one of our online programs, an increase of 20% on 2004; and custom publishing, which builds customized textbooks and online services around the courses of individual faculties or professors, had double digit sales growth.
      International Higher Education publishing sales grew by 4%, benefiting from the local adaptation of global authors, including Campbell and Kotler, and the introduction of custom publishing and online learning capabilities into new markets in Asia and the Middle East.
      Higher Education margins were up by 2.3% points to 20%. Good margin improvement in the US and in international publishing was helped by shared services and savings in central costs, technology, production and manufacturing.

Professional
      Professional sales increased by £82 million, or 16%, to £589 million in 2005 from £507 million in 2004. Adjusted operating profit increased by £5 million, or 13%, to £45 million in 2005, from £40 million in 2004. Sales benefited from the strengthening US dollar, which we estimate added £8 million to sales when compared to the equivalent figures at constant 2004 exchange rates.

      Professional testing sales were up more than 40% in 2005 benefiting from the successful start-up of major new contracts including the Driving Standards Agency, National Association of Securities Dealers and the Graduate Management Admissions Council. Government Solutions grew sales by 38%, helped by new contracts with the US Department of Education and the Social Security Administration worth over $800 million, together with strong growth from add-ons to existing programs, including those with the US Department of Health and Human Services.
      Overall margins in the Professional business were a little lower in 2005 compared to 2004 mainly due to new contract start-up costs at Government Solutions. Margins in the Professional publishing businesses were maintained despite falling sales.

FT Publishing
      Sales at FT Publishing (excluding discontinued businesses) increased by £14 million or 4%, from £318 million in 2004 to £332 million in 2005. Adjusted operating profit increased by £17 million, from £4 million in 2004 to £21 million in 2005. Much of the sales and profit increase was at the FT newspaper; sales at the other business newspapers were broadly level with 2004 with a small increase in adjusted operating profit compared to 2004.
      FT newspaper sales were up 6% while adjusted operating profit increased £14 million to register a profit of £2 million in 2005 compared to a loss of £12 million in 2004. FT advertising revenues were up 9% for the year with sustained growth in luxury goods and worldwide display advertising. FT.com advertising sales were up 27% as some of the FT’s biggest advertisers shifted to integrated print and online advertising. The FT’s worldwide circulation was 2% lower for the year at 426,453 average copies per day although the second half of the year showed improvement to 430,635 average copies per day. FT.com’s paying subscribers increased by 12% to 84,000 and the average unique monthly users was up 7% to 3.2 million.
      Les Echos advertising and circulation revenues for 2005 were level with 2004 despite tough trading conditions. FT Business improved margins with growth in its international finance titles. Our share of the results of the FT’s joint ventures and associates improved as FT Deutschland reduced its losses and increased its average circulation despite a weak advertising market in Germany and The Economist increased profits helped by an increase in circulation (10% to an average weekly circulation of 1,038,519 for the January-June ABC period).

Interactive Data
      Interactive Data, grew its sales by 10% from £269 million in 2004 to £297 million in 2005. Adjusted operating profit grew by 19% from £67 million in 2004 to £80 million in 2005. Both sales and adjusted operating profit benefited from the strengthening US dollar, which we estimate added £2 million to sales and £1 million to adjusted operating profit when compared to the equivalent figures at constant 2004 exchange rates.
      FT Interactive Data, IDC’s largest business (approximately two-thirds of IDC revenues) generated strong growth in North America and returned to growth in Europe. There was more modest growth at Comstock, IDC’s business providing real-time data for global financial institutions, and at CMS BondEdge, its fixed income analytics business. Renewal rates for IDC’s institutional businesses remain at around 95%. eSignal, IDC’s active trader services business, increased sales by 27% with continued growth in the subscriber base and a full year contribution from FutureSource, acquired in September 2004.

The Penguin Group
      The Penguin Group sales were up 2% to £804 million in 2005 from £786 million in 2004 and adjusted operating profit up 15% to £60 million in 2005 from £52 million in 2004. Both sales and adjusted operating profit benefited from the strengthening US dollar which we estimate added £9 million to sales and £6 million to adjusted operating profit when compared to the equivalent figures at constant 2004 exchange rates. 2005 adjusted operating profit also benefited from reduced operating costs at our UK distribution center.
      In the US, successful format innovation helped to address weakness in the mass market category that saw a further decline of 4% for the industry in 2005. The first seven Penguin Premium paperbacks were published in 2005, priced at $9.99, and all became bestsellers, with authors including Nora Roberts, Clive Cussler and Catherine Coulter.

      Penguin authors received a number of awards during the year: A Pulitzer Prize (for Steve Coll’s Ghost Wars), a National Book Award (William T. Vollman’s Europe Central), the Whitbread Book of the Year (Hilary Spurling’s Matisse the Master), the Whitbread Novel of the Year (Ali Smith’s The Accidental) and the FT & Goldman Sachs Business Book of the Year Award (Thomas Friedman’s The World is Flat). In 2005, there were 129 New York Times bestsellers and 54 top 10 bestsellers in the UK. Major bestselling authors include Patricia Cornwell, John Berendt, Sue Grafton, Jared Diamond, Jamie Oliver, Gillian McKeith, Jeremy Clarkson and Gloria Hunniford.
      In 2005, there was also a strong contribution from new imprints and first-time authors. The new imprint strategy continued to gather pace and Penguin published more than 150 new authors in the US and approximately 250 worldwide — its largest ever investment in new talent. Sue Monk Kidd’s first novel, The Secret Life of Bees, has been a New York Times bestseller for almost two years; her second, The Mermaid Chair, reached number one in 2005. The Kite Runner, Khaled Hosseini’s first book, stayed on the New York Times bestseller list for all of 2005, selling an additional two million copies (three million in total). In the UK, there was also strong performance from new fiction authors including Jilliane Hoffman, PJ Tracy, Karen Joy Fowler and Marina Lewycka.
Results of Operations

Year ended December 31, 2004 compared to year ended December 31, 2003

Consolidated Results of Operations

Sales
      Our total sales decreased by £154 million to £3,696 million in 2004, from £3,850 million in 2003. This decrease of 4% was attributable to the effect of foreign currency exchange. The strength of sterling compared to the US dollar had a significant negative effect on sales, and we estimate that had the 2003 average rates prevailed in 2004, sales would have been higher by £301 million. In constant exchange rate terms Pearson Education had a strong year with an increase in sales of 5%. The Higher Education and Professional businesses were the main contributors to this growth with the Higher Education business growing faster than its market for the sixth straight year and Professional benefiting from new contracts and add-ons to existing contracts at Pearson Government Solutions. The School business was helped by a full year contribution from Edexcel, the UK testing business, but otherwise sales were flat as new adoption spending in the US fell by approximately $200 million. The FT Group sales were ahead of last year after another good year at Interactive Data and a return to sales growth for the Financial Times newspaper in a more stable business advertising environment. Penguin’s results were disappointing with sales down 6% as reported, but flat on a constant currency basis after disruption to UK distribution and a weakness in the US consumer publishing market.
      Pearson Education, our largest business sector, accounted for 63% of our sales in 2004 and in 2003. North America continued to be the most significant source of our sales although sales in the region decreased, as a proportion of total sales, to 68% in 2004, compared to 71% in 2003. This decrease in 2004, however, reflects the comparative strength of sterling and the euro compared to the US dollar.

Cost of Sales and Net Operating Expenses
      The following table summarizes our cost of sales and net operating expenses:

	Year Ended
	December 31

	2004	2003

	£m	£m
Cost of goods sold	1,789	1,846

Distribution costs	201	206
Administrative and other expenses	1,365	1,439
Other income	(46)	(51)

Total operating expenses	1,520	1,594

      Cost of Sales. Cost of sales consists of costs for raw materials, primarily paper, printing costs, amortization of pre-publication costs and royalty charges. Our cost of sales decreased by £57 million, or 3%, to

£1,789 million in 2004, from £1,846 million in 2003. The decrease mainly reflected the decrease in sales over the period with overall gross margin remaining constant.
      Distribution Costs. Distribution costs consist primarily of shipping costs, postage and packing.
      Administration and Other Expenses. Our administration and other expenses decreased by £74 million, or 5%, to £1,365 million in 2004, from £1,439 million in 2003. Administration and other expenses as a percentage of sales remained constant at 37%. The decrease in administration and other expenses comes from both the effect of exchange and increased efficiencies, in particular from the cost actions taken at the Financial Times in recent years.
      Other Operating Income. Other operating income mainly consists of sub-rights and licensing income and distribution commissions. Other operating income decreased 10% to £46 million in 2004 from £51 million in 2003 with the decrease mainly representing the continued decline in distribution commissions received for distribution of third party books.

Other Net Gains and Losses
      Profits or losses on the sale of businesses, associates and investments that are included in our continuing operations are reported as other net gains and losses. In 2004, other gains and losses amounted to £9 million with the principal items being profits on the sale of stakes in Capella and Business.com. In 2003 there were small losses on a number of items totaling £6 million.

Share of results of joint ventures and associates
      The contribution from our joint ventures and associates increased from £2 million in 2003 to £8 million in 2004. The increase was largely due to a reduction in losses at FT Deutschland together with some improvement in profit at the Economist.

Operating Profit/Loss
      The total operating profit in 2004 of £404 million compares to a profit of £406 million in 2003. This marginal decrease was due to the impact of exchange rates. We estimate that had the 2003 average rates prevailed in 2004, operating profit would have been £51 million greater. Operating profit attributable to Pearson Education remained constant at £287 million in both 2004 and 2003. There was an estimated reduction in profit of £29 million from exchange. After accounting for exchange rates, operating profit was ahead in each of the School, Higher Education and Professional businesses. Operating profit attributable to the FT Group increased by £33 million, or 89%, to £70 million in 2004, from £37 million in 2003. The increase was largely due to another strong performance from Interactive Data and significant cost savings at the Financial Times newspaper. Operating profit attributable to the Penguin Group decreased by £35 million, or 43%, to £47 million in 2004, from £82 million in 2003. The biggest single factor in the profit decline was exchange rates, which are estimated to have accounted for £14 million of the difference. There were also a number of other factors, including disruption in UK distribution following the move to a new warehouse and the weakness of the US consumer publishing market.

Net Finance Costs
      Net finance costs decreased by £14 million to £79 million in 2004 from £93 million in 2003. Net interest payable decreased by £10 million, or 12%, to £74 million in 2004, from £84 million in 2003. The reduction is due to lower average net debt levels in 2004, which more than offset the effect of a general increase in floating interest rates, and a one-off credit of £9 million for interest on a repayment of tax in France which reduced the net interest cost in 2004. Year end indebtedness decreased to £1,221 million in 2004 compared to £1,376 million in 2003 due to funds generated from operations and foreign exchange movements. The weighted average three month London Interbank Offered (“LIBOR”) rate, reflecting our borrowings in US dollars, euros and sterling, rose by 40 basis points, or 0.4%. The company is partially protected from these increases by our treasury policy, which put £736 million of the year end debt on a fixed rate basis. As a result the net interest rate payable (excluding the £9 million credit referred to above) rose by only 25 basis points or 0.25% to 5% in 2004. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowing” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Taxation
      The overall taxation charge for 2004 was £63 million, compared to a charge of £61 million in 2003. In 2004 the Group recorded a total pre-tax profit of £325 million giving a tax rate of 19% compared to a similar rate of 19% on total pre-tax profits of £313 million in 2003. These low rates of tax were mainly a result credits of £56 million and £48 million respectively relating to prior year items; these reflect a combination of settlements with the Inland Revenue authorities and changes to deferred tax balances.

Minority Interests
      Minority interests principally consist of the public’s 39% interest in Interactive Data.

Discontinued Operations
      Following the disposal of Recoletos in 2005, the results of Recoletos have been included in discontinued operations in 2004 and 2003. The results for 2004 include an operating profit of £26 million compared to an operating profit in 2003 of £43 million. The profit in 2003 includes a profit of £12 million on the sale of the Recoletos interest in El Mundo.

Profit for the Financial Year
      The total profit for the financial year in 2004 was £284 million compared to a profit in 2003 of £275 million. The overall increase of £9 million was mainly due to the decrease in net finance costs in 2004 after adverse movements in exchange had eroded the underlying increase in operating profit.

Earnings per Ordinary Share
      The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 32.9 pence in 2004 compared to 31.7 pence in 2003 based on a weighted average number of shares in issue of 795.6 million in 2004 and 794.4 million in 2003. This increase in earnings per share was due to the additional profit for the financial year described above and was not significantly affected by the movement in the weighted average number of shares.
      The diluted earnings per ordinary share of 32.9 pence in 2004 and 31.7 pence in 2003 was not significantly different from the basic earnings per share in those years as the effect of dilutive share options was again not significant.

Exchange Rate Fluctuations
      The weakening of the US dollar against sterling on an average basis had a negative impact on reported sales and profits in 2004 compared to 2003. We estimate that if the 2003 average rates had prevailed in 2004, sales would have been higher by £301 million and operating profit would have been higher by £51 million. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and Operating Profit by Division
      The following table summarizes our operating profit and results from operations for each of Pearson’s divisions. Adjusted operating profit is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments, as reported under SFAS 131. Since 1998 we have reshaped the Pearson portfolio by divesting of non-core interests and investing in educational publishing and testing, consumer publishing and business information companies. During this period of transformation management has used adjusted operating profit to track underlying core business performance.
      In our adjusted operating profit we have excluded amortization of acquired intangibles, other gains and losses and other net finance costs of associates. The amortization of acquired intangibles is not considered to be fully reflective of the underlying performance of the group. Other gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations but which distort the performance for the year.

      Adjusted operating profit enables management to more easily track the underlying operational performance of the group. A reconciliation of operating profit to adjusted operating profit is included in the table below:

	Year Ended December 31

	2004		2003

	£m	%	£m	%

Total operating profit
Pearson Education:
School	112	27	114	28
Higher Education	133	33	140	35
Professional	42	10	33	8
FT Group:
FT Publishing	8	2	(29)	(7)
IDC	62	16	66	16
Penguin	47	12	82	20

Total	404	100	406	100

Add back:
Amortization of acquired intangibles
School	—		—
Higher Education	—		—
Professional	—		—
Penguin	—		—
FT Publishing	—		—
IDC	5		4

Total	5		4

Other net gains and losses
School	(4)		2
Higher Education	(4)		2
Professional	(2)		1
Penguin	5		1
FT Publishing	(4)		—
IDC	—		—

Total	(9)		6

Other net finance costs of associates
School	—		—
Higher Education	—		—
Professional	—		—
Penguin	—		—
FT Publishing	—		—
IDC	—		—

Total	—		—

Adjusted operating profit
Pearson Education:
School	108	27	116	28
Higher Education	129	32	142	34
Professional	40	10	34	8
FT Group:
FT Publishing	4	1	(29)	(7)
IDC	67	17	70	17
Penguin	52	13	83	20

Total	400	100	416	100

School
      The School business sales decreased by £62 million, or 5%, to £1,087 million in 2004, from £1,149 million in 2003 and adjusted operating profit decreased by £8 million, or 7%, to £108 million in 2004 from £116 million in 2003. Both sales and adjusted operating profit were adversely affected by the weakening US dollar and we estimate that had 2003 average rates prevailed in 2004 then sales would have been approximately £93 million higher than reported and results from operations £8 million higher. The School results include a full year contribution from Edexcel, 75% of which was acquired in 2003. The extra Edexcel contribution increased sales growth in 2004 but reduced profit growth as the business is loss making in the first half.
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
      Outside the US, the School business sales increased with continued growth in English Language Teaching (ELT) helped by a very significant investment in ELT and in school testing we won $200 million of multi-year contracts.

Higher Education
      Higher Education sales decreased by £41 million, to £729 million in 2004, from £770 million in 2003. Adjusted operating profit decreased by £13 million, or 9%, to £129 million in 2004 from £142 million in 2003. Both sales and adjusted operating profit were adversely affected by the weakening US dollar, and we estimate that had 2003 average rates prevailed in 2004 then sales would have been approximately £69 million higher than reported and results from operations £16 million higher than reported. In the US we grew faster than the market for the sixth consecutive year in US dollar terms, up 4% while the industry without Pearson was up 2% according to the Association of American Publishers.
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

Professional
      Sales and profit from operations in our Professional business improved in spite of the weakening dollar. Sales increased by £4 million, or 1%, to £507 million in 2004 from £503 million in 2003. Adjusted operating profit increased by £6 million, or 18%, to £40 million in 2004, from £34 million in 2003. We estimate that had 2003 average rates prevailed in 2004 then sales would have been approximately £60 million higher than reported and results from operations £5 million higher than reported.
      After taking out the effect of exchange rates, Pearson Government Solutions grew sales by 25%, with strong growth from add-ons to existing programs. We also won some important new contracts, including multi-year contracts worth $500 million from customers such as the US Department of Health and Human Services and the London Borough of Southwark. Our professional testing business grew sales (before exchange impacts) by 31% as we benefited from the start-up of major new contracts, although we continued to operate at a small loss as we invested in building up the infrastructure for our 150-strong UK test center network. Markets remained tough for our technology publishing titles, where although sales were lower, profits were broadly level as a result of further cost actions.

FT Publishing
      Sales at the FT Publishing (excluding discontinued businesses) increased by £3 million, from £315 million in 2003 to £318 million in 2004 and adjusted operating profit increased by £33 million from a loss of £29 million in 2003 to a profit of £4 million in 2004. Sales were boosted by a return to growth at the Financial Times newspaper (“FT”) for the first year since 2000. The FT returned to profit in the seasonally strong fourth quarter of 2004 with both advertising and circulation revenues ahead for the full year.
      Advertising performance across all categories and regions at the FT were mixed throughout the year. While the recruitment and luxury goods categories increased by more than 20%, the business-to-business and technology sectors showed few signs of recovery. In terms of geography, good growth in Europe and Asia offset a very weak US corporate advertising market. Average circulation for 2004 was 3% lower than in 2003, whilst FT.com now has 76,000 paying subscribers and 3.0 million average unique monthly users. Adjusted operating profit at the FT improved by £24 million over 2003 as we continued to reduce the FT’s cost base, which is now £110 million lower than it was in 2000.
      Les Echos achieved euro sales growth of 4% and profits grew strongly despite a volatile advertising market. Average circulation grew 3% to 119,800, while competitors saw falling sales. FT Business posted significant sales growth of 8%, with progress in all its main markets. Profits improved 25% following a continued emphasis on cost management. Adjusted operating profit at the FT’s associates and joint ventures showed a profit of £6 million compared to £2 million in 2003. Losses narrowed at FT Deutschland as circulation and advertising revenue grew strongly. FT Deutschland reached the 100,000 copy sales mark in December and circulation averaged 96,600, up 6% on the previous year. The Economist Group again increased adjusted operating profit with The Economist’s circulation passing the 1 million mark with an average weekly circulation of 1,009,759 (January-June Audit Bureau of Circulations period).

Interactive Data
      Interactive Data, our 61%-owned financial information business saw a decrease in sales of £4 million, from £273 million in 2003 to £269 million in 2004 and adjusted operating profit decreased by £3 million from £70 million in 2003 to £67 million in 2004. We estimate that had 2003 average rates prevailed in 2004 then sales would have been approximately £22 million higher than reported and results from operations £7 million higher than reported.
      FT Interactive Data and e-Signal (Interactive Data’s real-time financial market information and decision support tool business) performed well particularly in the US in 2004 where there were some signs of improvement in market conditions. Worldwide renewal rates among institutional clients remained at or above 95%. Demand for Interactive Data’s value-added services remained strong, with the signing of our 100th customer for our Fair Value Information Service product in December 2004. IDC had a first full year contribution from acquisitions made in 2003, ComStock and Hyperfeed Technologies, and acquired FutureSource in September 2004 to expand and compliment e-Signal.

The Penguin Group
      The Penguin Group had a difficult 2004 with sales down 6% to £786 million from £840 million in 2003 and adjusted operating profit down 37% to £52 million in 2004 from £83 million in 2003. Both sales and adjusted operating profit were adversely affected by the weakening US dollar, and we estimate that had 2003 average rates prevailed in 2004 then sales would have been approximately £57 million higher than reported and results from operations £14 million higher than reported. In addition to exchange, the decline in results from operations was caused by a number of factors including disruption at the new UK warehouse and a weakening in the US consumer publishing market.
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
      Despite the problems outlined above, Penguin had another great publishing year in 2004. We benefited from our new imprint strategy, with a further four imprints published for the first time. Non-fiction performed particularly well, with a 40% increase in our titles on the New York Times bestseller list, including Lynne Truss’s Eats, Shoots & Leaves (now with over one million copies in print), Ron Chernow’s Alexander Hamilton and Maureen Dowd’s Bushworld. Best selling UK titles included Jamie Oliver’s Jamie’s Dinners, Sue Townsend’s Adrian Mole and the Weapons of Mass Destruction and Gillian McKeith’s You Are What You Eat.
Liquidity and Capital Resources

Cash Flows and Financing
      Net cash inflow from operating activities increased by £170 million, or 24%, to £875 million in 2005, from £705 million in 2004, even though the 2004 cash inflow included collection of the $151 million receivable in respect of the TSA contract. Cash flows within the education businesses and IDC in particular continued to grow strongly and cash flows at Penguin recovered significantly from their lower levels in 2004 and 2003. Underlying working capital efficiency improved considerably. On an average basis (excluding the impact of the TSA receivable), the working capital to sales ratio for our book publishing businesses improved from 29.4% to 27.4%. Compared to 2003, the net cash inflow from operating activities in 2004 increased by £174 million, or 33%, to £705 million from £531 million. Although the 2004 performance was helped by the receipt of the $151 million receivable in respect of the TSA contract, growth within the education businesses and IDC underpinned the underlying improvement.
      Net interest paid was £72 million in 2005 compared to £85 million in 2004 and £76 million in 2003. The 7% decrease in 2005 over 2004 reflected the reduction in debt following receipt of the proceeds from the disposals of Recoletos and MarketWatch (offset in part by the impact of the year on year increases in interest rates), while the 2004 increase compared to 2003 was entirely due to the year on year increases in interest rates.
      Capital expenditure on property, plant and equipment was £76 million in 2005 compared to £101 million in 2004 and £79 million in 2003. The higher spending in 2004, compared to both 2005 and 2003, reflected up-front expenditure on our Professional testing contracts.
      The acquisition of subsidiaries, joint ventures and associates accounted for a cash outflow of £253 million in 2005 against £51 million in 2004 and £65 million in 2003. The principal acquisitions in 2005 were of AGS for £161 million within the School business and IS. Teledata for £29 million by Interactive Data. The principal acquisitions in 2004 were of KAT and Dominie Press for £10 million within our education businesses and FutureSource by Interactive Data for £9 million. The principal acquisition in 2003 was of ComStock by Interactive Data for net cash of £68 million. The sale of subsidiaries and associates produced a cash inflow of £430 million in 2005 against £31 million in 2004 and £56 million in 2002. The principal disposals in 2005 were of Recoletos for net cash proceeds of £371 million and MarketWatch for net cash proceeds of £54 million. The proceeds in 2004 relate primarily to the sale of Argentaria Cartera by Recoletos. The principal disposal in 2003 was the sale of Unedisa by Recoletos.
      The cash outflow from financing of £321 million in 2005 reflects the improved group dividend and the repayment of bank borrowings following the sale of Recoletos. The cash outflow from financing of £261 million in 2004 reflects the payment of the group dividend and the repayment of one €550 million bond offset by the proceeds from the issue of new $350 million and $400 million bonds. The cash outflow from financing of £142 million in 2003 again reflects the group dividend and the issue in the year of a $300 million bond as we took advantage of favorable market conditions, offset by the repayment of a € 250 million bond. Bonds are issued as part of our overall financing program to support general corporate expenditure.

Capital Resources
      Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements in the educational materials business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December. Based on a review of historical trends in working capital requirements and of forecast monthly balance sheets for the next 12 months, we believe that we have sufficient funds available for the group’s present requirements, with an appropriate level of headroom given our portfolio of businesses and current plans. Our ability to expand and grow our business in accordance with current plans and to meet long-term capital requirements beyond this 12-month period will depend on many factors, including the rate, if any, at which our cash flow increases and the availability of public and private debt and equity financing, including our ability to secure bank lines of credit. We cannot be certain that additional financing, if required, will be available on terms favorable to us, if at all.
      At December 31, 2005, our net debt was £996 million compared to net debt of £1,221 million at December 31, 2004. Net debt is defined as all short-term, medium-term and long-term borrowing (including finance leases), less all cash and liquid resources. Liquid resources comprise short-term deposits of 90 days and investments that are readily realizable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to £1,959 million at December 31, 2005, compared to £1,823 million at December 31, 2004. At December 31, 2005, cash and liquid resources were £902 million, compared to £461 million at December 31, 2004.

Contractual Obligations
      The following table summarizes the maturity of our borrowings and our obligations under non-cancelable operating leases.

	At December 31, 2005

		Less Than	One to	Two to	After Five
	Total	One Year	Two Years	Five Years	Years

	£m	£m	£m	£m	£m
Gross borrowings:
Bank loans, overdrafts and commercial paper	102	102	—	—	—
Variable rate loan notes	—	—	—	—	—
Bonds	1,854	152	436	310	956
Lease obligations	1,395	129	115	288	863

Total	3,351	383	551	598	1,819

      The group had capital commitments for fixed assets, including finance leases already under contract, of £1 million. There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal claims. None of these claims or guarantees is expected to result in a material gain or loss.
      The group is committed to a quarterly fee of 0.125% on the unused amount of the group’s bank facility.

Off-Balance Sheet arrangements
      The Group does not have any off-balance sheet arrangements, as defined by the SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations”, that have or are reasonably likely to have a material current or future effect on the Group’s financial position or results of operations.

Borrowings
      We have in place a $1.35 billion term revolving credit facility, which matures in July 2009. At December 31, 2005, approximately $1.35 billion was available under this facility. This included allocations to refinance short-term borrowings not directly drawn under the facility. The credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:
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

Related Parties
      There were no significant or unusual related party transactions in 2005, 2004 or 2003. Refer to note 32 in “Item 17. Financial Statements”.
Accounting Principles
      The following summarizes the principal differences between IFRS and US GAAP in respect of our financial statements. For further details refer to note 35 in “Item 17. Financial Statements”.
      Before the adoption of IFRS 3 on 1 January 2003 and before the adoption of FAS 142 on 1 January 2002, goodwill was recognized as an asset and amortization expense was recorded over useful lives ranging between 3 and 20 years. Under IFRS 3 and FAS 142 goodwill is no longer amortized but tested annually for impairment. Before the adoption of IFRS, the Group’s intangible assets were not recognized as they did not meet the requirements under UK GAAP. Under IFRS and US GAAP, intangible assets are recognized separately from goodwill when they arise from separate contractual or legal rights or can be separately identified and be sold, transferred, licensed, rented or exchanged regardless of intent. Therefore, intangible assets such as publishing rights, non-compete agreements, software, databases, patents and non-contractual customer relationships such as advertising relationships have been recognized and are being amortized over a range of useful lives between 2 and 25 years. A difference between US GAAP and IFRS arises in goodwill and intangible assets due to the different adoption dates of IFRS 3 and FAS 142 as well as the impact of foreign exchange on the translation of those underlying assets that are denominated in a foreign currency. This difference also creates a difference in the gain or loss recognized on the disposal of a business.
      Under IFRS, the Group reviews the recoverability of goodwill annually. These reviews are based on comparing the fair value of the Group’s cash-generating units determined by discounting future cash flows to their carrying value. Under US GAAP, a two stage impairment test is required at least annually under FAS 142. The Group performed the transitional impairment test under FAS 142 by comparing the carrying value of each reporting unit with its fair value as determined by discounted future cash flows. The Group also completed the annual impairment tests required by FAS 142 in 2005, 2004 and 2003. The Group has determined that its reporting units under FAS 142 are consistent with its cash-generating units under IAS.
      IAS 12 “Income Taxes” requires a full provision to be made for deferred taxes. Deferred taxes are to be accounted for on all temporary differences, with deferred tax assets recognized to the extent that they are more likely than not recoverable against future taxable profits. Under US GAAP, deferred tax assets not considered recoverable are adjusted through a separate valuation allowance in the balance sheet. There are no separate valuation allowances under IFRS. Under US GAAP, deferred taxes are accounted for in accordance with FAS 109, “Accounting for Income Taxes,” with a full provision also made for deferred taxes on all temporary differences and a valuation allowance is established when it is more likely than not that they will not be realised. This is similar to the treatment required under IAS 12.
      Using the transitional exceptions of IAS 39, derivatives were accounted for in accordance with UK GAAP for the years ended 31 December 2003 and 2004. Under UK GAAP, there are no specific criteria, which must be fulfilled in order to record derivative contracts such as interest rate swaps, currency swaps and forward currency contracts as a hedging instrument. Accordingly, based upon our intention and stated policy with respect to entering into derivative transactions, they have been recorded as hedging instruments for UK GAAP. This means that unrealized gains and losses on these instruments are typically deferred and recognized when realized. From 1 January 2005, the Group has adopted IAS 39 “Financial Instruments: Recognition and Measurement” and IAS 32 “Financial Instruments: Disclosure and Presentation”. Under US GAAP, we have adopted FAS 133, “Accounting for Derivative Instruments and Hedging Activities” and its related guidance. In 2003, our derivative contracts did not meet the prescribed criteria for hedge accounting, and have been recorded at market value at each period end, with changes in their fair value being recorded in the profit and loss account. In 2004 the Group met the prescribed designation requirements and hedge effectiveness tests under US GAAP for certain of its derivative contracts. As a result, the movements in the fair value of the effective portion of fair value hedges and net investment hedges have been offset in earnings and other comprehensive income respectively by the corresponding movement in the fair value of the underlying bond or asset.
      Finance lease rentals are capitalized at the net present value of the total amount of rentals payable under the leasing agreement (excluding finance charges) and depreciated over the period of the lease (if in respect of property) or the useful economic life of the asset (if in respect of plant and equipment). Finance charges are written off over the period of the lease in reducing amounts in relation to the written down carrying cost. Operating lease rentals are charged to the profit and loss on a straight-line basis over the duration of each lease term.
      Under IFRS and US GAAP, the annual pension is determined in accordance with IAS 19 “Employee Benefits” and FAS 87 “Employers Accounting for Pensions”. Actuarial assumptions are adjusted annually to reflect current market and economic conditions. Under IFRS the difference between the fair value of the assets and the defined benefit obligation is recognized as a prepayment/ liability. Actuarial gains and losses are recognized in the statement of recognized income and expenses. Under US GAAP, if the fair value of a pension plan’s assets is below the plan’s accumulated benefit obligation, a minimum pension liability is required to be recognized in the balance sheet. Unrecognized gains or losses outside the 10% corridor are spread over the employees’ remaining service lifetimes.
      Under IFRS and US GAAP, we account for options and restricted shares granted to employees using their fair value. Compensation expense is determined based upon the fair value at the grant date, and has been estimated using the Black Scholes, Binomial or Monte Carlo model as appropriate. Compensation cost is recognized over the service life of the awards, which is normally equal to the vesting period. Differences between the US GAAP and IFRS charges are mainly due to the different treatment of options with graded vesting features. Under IFRS, the charge is recognized as the options gradually vest. Under US GAAP, the charge is recognized on a straight line basis over the vesting period. Other noteable differences include the treatment of forfeitures.
      For a further explanation of the differences between IFRS and US GAAP see note 35 to the consolidated financial statements.

Recent U.S. Accounting Pronouncements
      In November 2004, the FASB issued FASB Statement No. 151 “Inventory Costs  — An Amendment of ARB No. 43, Chapter 4” (“FAS 151”). FAS 151 amends the guidance in ARB No. 43, Chapter 4 “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, FAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for fiscal years beginning after June 15, 2005.

The Group will adopt FAS 151 in 2006 but does not expect the adoption of the new standard to have a material impact.
      In December 2004, the FASB issued FASB Statement No. 153 “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“FAS 153”). FAS 153 eliminates the exception from fair value measurement for non monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. FAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Group will adopt FAS 153 in 2006 but does not expect the adoption of the new standard to have a material impact.
      In December 2004, the FASB issued FASB Statement No. 123 (revised 2004) “Share-Based Payment” (“FAS 123(R)”), which replaces FAS No. 123 “Accounting for Stock-Based Compensation” (“FAS 123”) and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees.” FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. The Group will adopt FAS 123(R) in 2006 but does not expect the adoption of the new standard to have a material impact as it already recognizes share-based payment cost in its income statement in accordance with FAS 123.
      In March 2005, the FASB issued FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and/or settlement are conditional on a future event. FIN 47 is effective for the fiscal periods ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Group.
      In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections — A replacement of APB Opinion No. 20 and FASB Statement No. 3” (“FAS 154”). This statement requires retrospective application to prior periods’ financial statements of changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement that does not include specific transition provisions. FAS 154 is required to be adopted in fiscal years beginning after December 15, 2005. FAS 154 would not have had a material effect on the financial position, results of operations or cash flows of the Group under US GAAP as at December 31, 2005.
      In October 2005, the FASB issued FASB Staff Position (FSP) 13-1 “Accounting for Rental Costs Incurred during a Construction Period” (“FSP 13-1”). FSP 13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense and included in income from continuing operations. FSP 13-1 is effective for the fiscal periods beginning after December 15, 2005. The Group will adopt FSP 13-1 in 2006 but does not expect the adoption of the new standard to have a material impact.
      In January 2006 the FASB issued FASB Statement No. 155 “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (“FAS 155”). FAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract. FAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Group is currently evaluating the impact the adoption of FAS 155 will have, but does not expect it to have a material impact.

Recent International Accounting Pronouncements
      IFRS 7 “Financial Instruments: Disclosures”. IFRS 7 introduces new disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. IFRS 7 is effective for accounting periods beginning on or after 1 January 2007. The Group is currently assessing the impact of IFRS 7 on the Group’s financial statements, but does not expect it to be significant.
      A complementary amendment of IAS 1 “Presentation of Financial Statements — Capital Disclosures”. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The amendment to IAS 1 is effective for accounting periods beginning on or after 1 January 2007. The Group is currently assessing the impact of the amendment to IAS 1, but does not expect it to be significant.
      IFRIC 4 “Determining whether an Arrangement contains a Lease”. IFRIC 4 requires the determination if whether an arrangement is or contains a lease to be based on the substance of the arrangement. IFRIC 4 is effective for accounting periods beginning on or after 1 January 2006. The Group will implement IFRIC 4 from 1 January 2006 but does not expect it to have a significant impact on the Group’s operations.
      IAS 21 (Amendment) “Net investment in a foreign operation”. This amendment deals with the requirement for a monetary item that forms part of a reporting entity’s net investment in a foreign operation to be denominated in the functional currency of either the reporting entity or the foreign operation. The amendment also clarifies the accounting treatment of exchange differences arising on a loan made between two “sister companies” within a group. The exchange differences would be taken to equity in the parent’s consolidated financial statements, irrespective of the currency in which the loan is made, provided that the nature of the loan is similar to an equity investment, that is, settlement of the loan is neither planned nor expected to occur in the foreseeable future.
      IFRIC 8 “Scope of IFRS 2”. IFRIC 8 clarifies that transactions within the scope of IFRS 2 “Share-based payment”, include those in which the entity cannot specifically identify some or all of the goods or services received. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation generally indicates that other consideration has been or will be received.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
      We are managed by a board of directors and a chief executive who reports to the board and manages through a management committee. We refer to the board of directors and the chairman of the board of directors as our “senior management”.
      The following table sets forth information concerning senior management, as of April 2006.

Name	Age	Position

Glen Moreno	62	Chairman
Marjorie Scardino	59	Chief Executive
David Bell	59	Director for People and Chairman of the FT Group
Terry Burns	62	Non-executive Director
Patrick Cescau	57	Non-executive Director
Rona Fairhead	44	Chief Financial Officer
Susan Fuhrman	62	Non-executive Director
John Makinson	51	Chairman and Chief Executive Officer, Penguin Group
Reuben Mark	67	Non-executive Director
Vernon Sankey	56	Non-executive Director
Rana Talwar	58	Non-executive Director
David Arculus	59	Non-executive Director
Ken Hydon	61	Non-executive Director
      Glen Moreno was appointed chairman on 1 October 2005. He is the senior independent non-executive director of Man Group plc and also a director of Fidelity International Limited and a trustee of The Prince of Liechtenstein Foundation and of The Liechtenstein Global Trust.
      Marjorie Scardino joined the board and became chief executive in January 1997. She is a member of Pearson’s nomination committee. She was chief executive of The Economist Group from 1993 until joining Pearson. She is also a non-executive director of Nokia Corporation.

      David Bell became a director in March 1996. He is chairman of the FT Group, having been chief executive of the Financial Times from 1993 to 1998. In July 1998, he was appointed Pearson’s director for people with responsibility for the recruitment, motivation, development and reward of employees across the Pearson Group. He is also a non-executive director of VITEC Group plc and chairman of the International Youth Foundation.
      Terry Burns became a non-executive director in May 1999 and the senior independent director in February 2004. He currently serves on the nomination and personnel committees. He was the UK government’s chief economic advisor from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is non-executive chairman of Abbey National plc and Glas Cymru Limited and a non-executive director of Banco Santander Central Hispano. On 1 October 2005, he was appointed deputy chairman of Marks and Spencer Group plc.
      Patrick Cescau became a non-executive director in April 2002. He joined the audit committee in January 2005, and is also a member of the nomination committee. He joined Unilever in 1973, latterly serving as Finance Director until January 2001, at which time he was appointed Director of Unilever’s Foods Division. He is currently group chief executive of Unilever.
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
      Susan Fuhrman became a non-executive director in July 2004. She is a member of the audit and nomination committees. She is dean of the Graduate school of Education at the University of Pennsylvania. She is a member of the Board of Trustees of the Carnegie Foundation for the Advancement of Teaching and a member of the Council for Corporate and School Partnerships of the Coca-Cola Foundation.
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
      Reuben Mark became a non-executive director in 1988 and served on the audit and nomination committees and as chairman of the personnel committee. He became chief executive of the Colgate Palmolive Company in 1984, and chairman in 1986. He has held these positions since then. He is also a director of Time Warner Inc. He retired from the board at the 2006 AGM.
      Vernon Sankey became a non-executive director in 1993 and served as chairman of the audit committee and as a member of the treasury and nomination committees. He was previously chief executive of Reckitt & Colman plc and is chairman of Photo-Me International plc. He is also a non-executive director of Taylor Woodrow plc and Zurich Financial Services AG. He retired from the board at the 2006 AGM.
      Rana Talwar became a non-executive director in March 2000 and currently serves on the personnel, nomination and treasury committees. He is currently chairman of Sabre Capital Worldwide and Centurion Bank and a non-executive director of Schlumberger Limited and Fortis Bank. He served as group chief executive of Standard Chartered plc from 1998 until 2001, and was at Citicorp from 1969 to 1997, where he held a number of senior international management roles.
      David Arculus became a non-executive director in February 2006 and currently serves on the audit and nomination committees and as chairman of the personnel committee. He is a non-executive director of Telefonica SA, and was chairman of O2 plc from 2004 until it was acquired by Telefonica in early 2006. His previous roles include chairman of Severn Trent plc, chairman of IPC Group, chief operating officer of United Business Media plc, group managing director of EMAP plc and non-executive director of Barclays Bank plc.
      Ken Hydon became a non-executive director in February 2006 and currently serves on the nomination committee and as chairman of the audit committee. He is a non-executive director of Tesco plc and Reckitt Benckiser plc. He was previously finance director of Vodafone Group plc and of subsidiaries of Racal Electronics.

Compensation of Senior Management
      It is the role of the personnel committee to approve the remuneration and benefits packages of the executive directors, the chief executives of the principal operating companies and other members of the Pearson Management Committee, as well as to ensure senior management receives the development they need and that succession plans are being made. The committee also takes note of the remuneration for those executives with base pay over a certain level, representing approximately the top 50 executives of the company.

Remuneration Policy
      Pearson seeks to generate a performance culture by operating incentive programmes that support its business goals and reward their achievement. It is the company’s policy that total remuneration (base compensation plus short- and long-term incentives) should reward both short- and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.
      The company’s policy is that base compensation should provide the appropriate rate of remuneration for the job, taking into account relevant recruitment markets and business sectors and geographic regions. Benefit programmes should ensure that Pearson retains a competitive recruiting advantage.
      Share ownership is encouraged throughout the company. Equity-based reward programmes align the interests of directors, and employees in general, with those of shareholders by linking rewards directly to Pearson’s financial performance.
      Total remuneration is made up of fixed and performance-linked elements, with each element supporting different objectives. Base salary and other fixed remuneration (such as benefits and pension) reflect competitive market level, role and individual contribution. Annual incentives motivate achievement of annual strategic and operational goals. Long-term incentives focus on long-term earnings and share price growth, improvement in returns and value creation and align with shareholders’ interests through ownership and retention of shares.
      Consistent with its policy, the committee places considerable emphasis on the performance-linked elements i.e. annual incentive, bonus share matching and long-term incentives.
      Our policy is that the remuneration of the executive directors should be competitive with those of directors and executives in similar positions in comparable companies. We use a range of UK and US companies in different sectors including the media sector. Some are of a similar size to Pearson, some smaller, others are larger, but the method which the committee’s independent advisers use to make comparisons on remuneration takes this into account. In addition, all have very substantial overseas operations. We also use selected media companies in North America as well as the UK because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our remuneration was not competitive.

Base Salary
      Our policy is to review salaries annually, considering levels of pay and pay increases throughout the company.

Other Emoluments
      Other emoluments may include benefits such as company car, healthcare, and, where relevant, amounts paid in respect of housing or other costs.
      It is the company’s policy that its benefit programmes should be competitive in the context of the local labour market, but as an international company we require executives to operate worldwide and recognize that recruitment also operates worldwide.

Annual Bonus
      The committee establishes the annual incentive plans for the executive directors and the chief executives of the company’s principal operating companies, including performance measures and targets. The committee also establishes the target and maximum levels of individual incentive opportunity based on an assessment by the committee’s independent advisers of market practice for comparable companies and jobs. The perform-

ance measures relate to the company’s main drivers of business performance at both the corporate and operating company level. With the exception of the CEO, 10% of the total annual incentive opportunity for the executive directors and other members of the Pearson Management Committee is based on performance against personal objectives. For the CEO, all measures are financial.
      For 2006, the financial performance measures for Pearson plc are sales, growth in underlying adjusted earnings per share for continuing operations at constant exchange rates, average working capital as a ratio to sales and operating cash flow.
      There have been no changes to the executive directors’ individual incentive opportunities. For the CEO, the target annual incentive opportunity is 100% of base salary and the maximum is 150%. For the other executive directors and other members of the Pearson Management Committee, the target is up to a maximum of 75% of salary and the maximum is twice target.
      The committee may award individual discretionary payments or exercise discretion in the payment of bonuses under the plan.
      The committee will continue to review the annual incentive plans each year and to revise the performance measures, targets and individual incentive opportunities in light of current conditions.
      Annual incentive payments do not form part of pensionable earnings.

Bonus Share Matching
      The company encourages executive directors and other senior executives to acquire and hold Pearson shares.
      The annual bonus share matching plan permits executive directors and senior executives around the company to invest up to 50% of any after-tax annual bonus in Pearson shares. For awards to be made in 2006 and thereafter, if these shares are held and the company’s adjusted earnings per share increase in real terms by at least 3% per annum compound, the company will match them on a gross basis of one share for every two held after three years, and another one for two held (i.e. a total of one-for-one) after five years.
      Real growth is measured against the UK Government’s Index of Retail Prices (All Items). We choose to test our earnings per share growth against UK inflation over three and five years to measure the company’s financial progress over the period to which the entitlement to matching shares relates.

The Long-Term Incentive Plan
      Shareholders at the AGM approved the renewal of the long-term incentive plan first introduced in 2001. The committee has reviewed the operation of this plan in the light of the company’s strategic goals and concluded that it is operating satisfactorily and achieving its objectives. We have therefore sought and received approval of its renewal on broadly its original terms.
      Executive directors, senior executives and other managers will be eligible to participate in the plan, which can deliver restricted stock and/or stock options. The aim as before is to give the committee a range of tools with which to link corporate performance to management’s long-term reward in a flexible way.
      Restricted stock granted to executive directors will vest only when stretching corporate performance targets over a specified period have been met. Awards will vest on a sliding scale based on performance over the period. There will be no retesting. The committee will determine the performance measures and targets governing an award of restricted stock prior to grant.
      It is not the committee’s intention to grant stock options in 2006. Should the committee decide to grant them in future, options granted to executive directors would come with a minimum three-year vesting period and would vest on a sliding scale based on stretching performance over the three-year period with no retesting.
      The committee’s independent advisers calculate the expected value of both restricted stock and stock options i.e. their net present value after taking into account all the conditions and, in particular, the probability that any performance conditions will be met. Taking into account the independent advisors’ values and assessments of market practice for comparable companies, the committee establishes guidelines each year for the maximum expected value of individual awards.
      In any rolling 10-year period, no more than 10% of Pearson equity will be issued, or available for issue, under all Pearson’s share plans, and no more than 5% of Pearson equity will be issued, or available for issue, under executive or discretionary plans.

Shareholding Policy
      As previously noted, in line with the policy of encouraging employee ownership, the company encourages executive directors to build up a substantial shareholding in the company. Given the share retention features of the annual bonus share matching and long-term incentive plans and the volatility of the stock market, we do not think it is necessary to specify a particular relationship of shareholding to salary.

Service Agreements
      In accordance with long established policy, all continuing executive directors have rolling service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues until retirement.
      These service agreements provide that the company may terminate these agreements by giving 12 months’ notice, and they specify the compensation payable by way of liquidated damages in circumstances where the company terminates the agreements without notice or cause. We feel that these notice periods and provisions for liquidated damages are adequate compensation for loss of office and in line with the market. The compensation payable in these circumstances is typically 100% of annual salary, 100% of other benefits, and a proportion of potential bonus.
      Peter Jovanovich stood down as a director of the company for health reasons on 31 January 2005, but remained entitled to contractual short- and long-term disability and other benefits. These arrangements are set out in an agreement dated 28 January 2005. Dennis Stevenson retired as chairman and director on 1 October 2005. Glen Moreno was appointed chairman and director on 1 October 2005.

Retirement Benefits
      Following are the retirement benefits for each of the executive directors.
      Executive directors participate in the approved pension arrangements set up for Pearson employees. Marjorie Scardino, John Makinson, Rona Fairhead and Peter Jovanovich will also receive benefits under unapproved arrangements because of the cap on the amount of benefits that can be provided from the approved arrangements in the US and the UK.
      The pension arrangements for all the executive directors include life insurance cover while in employment and entitlement to a pension in the event of ill-health or disability. A pension for their spouse and/or dependants is also available on death.
      In the US, the approved defined benefit arrangement is the Pearson Inc. Pension Plan. This plan provides a lump sum convertible to a pension on retirement. The lump sum accrued at 6% of capped compensation until 31 December 2001 when further benefit accruals ceased. Normal retirement is age 65 although early retirement is possible subject to a reduction for early payment. No increases are guaranteed for pensions in payment. There is a spouse’s pension on death in service and the option to provide a death in retirement pension by reducing the member’s pension.
      The approved defined contribution arrangement in the US is a 401(k) plan. At retirement, the account balances will be used to provide benefits. In the event of death before retirement, the account balances will be used to provide benefits for dependants.
      In the UK, the approved plan is the Pearson Group Pension Plan and some executive directors participate in the Final Pay section. Normal retirement age is 62 but, subject to company consent, retirement is possible after age 50. The accrued pension is reduced on retirement prior to age 60. Pensions in payment are guaranteed to increase each year at 5% or the increase in the Index of Retail Prices, if lower. Pensions for a member’s spouse, dependent children and/or nominated financial dependant are payable in the event of death.
      In response to the UK Government’s plans for pensions simplification and so-called ’A-Day’ effective from April 2006, UK executive directors and other members of the Pearson Group Pension Plan who are, or become, affected by the lifetime allowance will be offered a cash supplement as an alternative to further accrual of pension benefits on a basis that is broadly cost neutral to the company. Further details will be set out in the report on directors’ remuneration for 2006.

Marjorie Scardino
      Marjorie Scardino participates in the Pearson Inc. Pension Plan and the approved 401(k) plan. Additional pension benefits will be provided through an unfunded unapproved defined contribution plan and a funded defined contribution plan approved by HM Revenue and Customs as a corresponding plan to replace part of the unfunded plan. The account balance of the unfunded unapproved defined contribution plan is determined by reference to the value of a notional cash account that increases annually by a specified notional interest rate. This plan provides the opportunity to convert a proportion of this notional cash account into a notional share account reflecting the value of a number of Pearson ordinary shares. The number of shares in the notional share account is determined by reference to the market value of Pearson shares at the date of conversion.

David Bell
      David Bell is a member of the Pearson Group Pension Plan. He is eligible for a pension of two-thirds of his final base salary at age 62 due to his long service. Early retirement with a reduced pension before that date is possible, subject to company consent.

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

Peter Jovanovich
      Peter Jovanovich is a member of the Pearson Inc. Pension Plan and the approved 401(k) plan. He also participates in an unfunded, unapproved Supplemental Executive Retirement Plan (SERP) that provides an annual accrual of 2% of final average earnings, less benefits accrued in the Pearson Inc. Pension Plan and US Social Security. He ceased to build up further benefits in the SERP at 31 December 2002. Additional defined contribution benefits are provided through a funded, unapproved 401(k) excess plan and an unfunded, unapproved arrangement. In the event of death while in receipt of disability benefits, the account balances in the defined contribution arrangements will be used to provide benefits for dependants. The SERP arrangement provides a spouse’s pension on death while in receipt of disability benefits and the option of a death in retirement pension by reducing the member’s pension.

John Makinson
      John Makinson is a member of the Pearson Group Pension Plan under which his pensionable salary is restricted to the earnings cap. The company ceased contributions on 31 December 2001 to his FURBS arrangement. During 2002 it set up an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for him. The UURBS tops up the pensions payable from the Pearson Group Pension Plan and the closed FURBS to target a pension of two-thirds of a revalued base salary on retirement at age 62. The revalued base salary is defined as £450,000 effective at 1 June 2002, increased at 1 January each year by reference to the increase in the Index of Retail Prices. In the event of his death a pension from the Pearson Group Pension Plan, the FURBS and the UURBS will be paid to his spouse or nominated financial dependant. Early retirement is possible from age 50, with company consent. The pension is reduced to reflect the shorter service, and before age 60, further reduced for early payment.
Chairman’s Remuneration
      Our policy is that the chairman’s pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies. He is not entitled to any annual or long-term incentive, retirement or other benefits.
      The committee’s view is that, taking into account the remuneration of chairmen in comparable positions, the appropriate total pay level is £425,000 per year.
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

      For 2005, the chairman and the executive directors of the board reviewed the level and structure of non-executive directors’ fees, which had not been changed since January 2000. After reviewing external benchmarks, they agreed an increase in the basic fee to £45,000, an increase in the fee for the audit and personnel committee chairmen to £10,000, the introduction of separate fees of £5,000 for audit and personnel committee membership and of £10,000 for the senior independent director and the replacement of the fee for non-UK based directors with a fee of £2,500 for overseas meetings.
      One-third of the basic fee, or the entire fee in the case of Rana Talwar, is paid in Pearson shares that the non-executive directors have committed to retain for the period of their directorships.
      In the case of Patrick Cescau, his fee was paid over to his employer.
      Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.
Remuneration of Senior Management
      Excluding contributions to pension funds and related benefits, senior management remuneration for 2005 was as follows:

	Salaries/Fees	Bonus(1)	Other(2)	Total

	£’000	£’000	£’000	£’000
Chairman
Dennis Stevenson (retired 1 October 2005)	281	—	—	281
Glen Moreno (appointed 1 October 2005)	106	—	—	106
Executive directors
Marjorie Scardino	710	1,038	62	1,810
David Bell	395	560	17	972
Rona Fairhead	420	608	16	1,044
Peter Jovanovich	41	—	373	414
John Makinson	475	564	211	1,250

Senior management as a group	2,428	2,770	679	5,877

(1)	For Marjorie Scardino, David Bell and Rona Fairhead, annual incentives were based on the financial performance of Pearson plc. In the case of John Makinson, 70% of his annual incentive was based on the performance of Penguin Group and 20% on the financial performance of Pearson plc. In the case of David Bell, Rona Fairhead and John Makinson, 10% of their annual incentives was based on performance against personal objectives.
      For Pearson plc, the performance measures were earnings per share growth, operating cash flow, sales and average working capital as a ratio to sales. Actual underlying growth in adjusted earnings per share at constant exchange rates consistent with the reported adjusted earnings per share (pre-intangibles) of 34.1p, operating cash flow of £570m and average working capital as a ratio to sales were each better than the level of performance required for maximum payout. Actual sales at £4,096m were above target but below maximum.
      For Penguin Group, the performance measures were operating profit, operating cash flow and average working capital as a ratio to sales. For operating cash flow and working capital as a ratio to sales actual performance was better than that required for maximum payout and for operating profit was above target but below maximum.

(2)	Other emoluments include company car and healthcare benefits. In the case of Marjorie Scardino, these include £39,245 in respect of housing costs and a cash US payroll supplement of £8,372. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US. He received £186,279 in cash for 2005. Marjorie Scardino, Rona Fairhead, David Bell and John Makinson have the use of a chauffeur. In accordance with the agreement dated 28 January 2005 referred to on page 26 of this report, Peter Jovanovich received short-and long-term disability payments in cash for the period 1 February 2005 to 31 December 2005.

Share Options of Senior Management
      This table sets forth for each director the number of share options held as of December 31, 2005 as well as the exercise price, rounded to the nearest whole penny/cent, and the range of expiration dates of these options.

	Number of			Exercise	Earliest
Director	Options	(1)		Price	Exercise Date	Expiry Date

Dennis Stevenson	3,556	b		494.8p	01/08/11	01/02/12

Total	3,556			—

Marjorie Scardino	176,556	a	*	973.3p	14/09/01	14/09/08
	5,660	a	*	1090.0p	14/09/01	14/09/08
	2,224	b		424.8p	01/08/06	01/02/07
	37,583	c	*	1372.4p	08/06/02	08/06/09
	37,583	c	*	1647.5p	08/06/02	08/06/09
	37,583	c		1921.6p	08/06/02	08/06/09
	36,983	c		3224.3p	03/05/03	03/05/10
	41,550	d	*	1421.0p	09/05/02	09/05/11
	41,550	d	*	1421.0p	09/05/03	09/05/11
	41,550	d	*	1421.0p	09/05/04	09/05/11
	41,550	d	*	1421.0p	09/05/05	09/05/11

Total	500,372			—

David Bell	20,496	a	*	973.3p	14/09/01	14/09/08
	272	b		696.0p	01/08/05	01/02/06
	444	b		424.8p	01/08/06	01/02/07
	1,142	b		494.8p	01/08/07	01/02/08
	373	b		507.6p	01/08/08	01/02/09
	18,705	c	*	1372.4p	08/06/02	08/06/09
	18,705	c	*	1647.5p	08/06/02	08/06/09
	18,705	c		1921.6p	08/06/02	08/06/09
	18,686	c		3224.3p	03/05/03	03/05/10
	16,350	d	*	1421.0p	09/05/02	09/05/11
	16,350	d	*	1421.0p	09/05/03	09/05/11
	16,350	d	*	1421.0p	09/05/04	09/05/11
	16,350	d	*	1421.0p	09/05/05	09/05/11

Total	162,928			—

Rona Fairhead	1,904	b		494.8p	01/08/07	01/02/08
	20,000	d	*	822.0p	01/11/02	01/11/11
	20,000	d	*	822.0p	01/11/03	01/11/11
	20,000	d	*	822.0p	01/11/04	01/11/11

Total	61,904			—

	Number of			Exercise	Earliest
Director	Options	(1)		Price	Exercise Date	Expiry Date

Peter Jovanovich	8,250	a	*	757.5p	12/09/00	12/09/07
	102,520	a	*	676.4p	12/09/00	12/09/07
	32,406	c	*	1372.4p	08/06/02	08/06/09
	32,406	c	*	1647.5p	08/06/02	08/06/09
	32,406	c		1921.6p	08/06/02	08/06/09
	33,528	c		3224.3p	03/05/03	03/05/10
	31,170	d	*	$21.00	09/05/02	09/05/11
	31,170	d	*	$21.00	09/05/03	09/05/11
	31,170	d	*	$21.00	09/05/04	09/05/11
	31,170	d	*	$21.00	09/05/05	09/05/11
	20,000	d	*	$11.97	01/11/02	01/11/11
	20,000	d	*	$11.97	01/11/03	01/11/11
	20,000	d	*	$11.97	01/11/04	01/11/11

Total	426,196			—

John Makinson	36,736	a	*	584.0p	08/08/99	08/08/06
	73,920	a	*	676.4p	12/09/00	12/09/07
	30,576	a	*	973.3p	14/09/01	14/09/08
	4,178	b		424.8p	01/08/10	01/02/11
	21,477	c	*	1372.4p	08/06/02	08/06/09
	21,477	c	*	1647.5p	08/06/02	08/06/09
	21,477	c		1921.6p	08/06/02	08/06/09
	21,356	c		3224.3p	03/05/03	03/05/10
	19,785	d	*	1421.0p	09/05/02	09/05/11
	19,785	d	*	1421.0p	09/05/03	09/05/11
	19,785	d	*	1421.0p	09/05/04	09/05/11
	19,785	d	*	1421.0p	09/05/05	09/05/11

Total	310,337			—

(1)	Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; and d long-term incentive; and * where options are exercisable.

a	Executive

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
Share Ownership of Senior Management
      The table below sets forth the number of ordinary shares and restricted shares held by each of our directors as at March 31, 2006. Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options for Senior Management”. The total number of ordinary shares held by senior management as of March 31, 2006 was 626,152 representing less than 1% of the issued share capital on March 31, 2006.

As at March 31, 2006	Ordinary Shares(1)	Restricted Shares(2)

Glen Moreno	100,000	—
Marjorie Scardino	184,889	1,336,015
David Bell	103,158	587,829
Terry Burns	5,717	—
Patrick Cescau	—	—
Rona Fairhead	43,209	637,936
Susan Fuhrman	2,681	—
John Makinson	149,466	642,756
Reuben Mark	16,908	—
Vernon Sankey	5,563	—
Rana Talwar	14,561	—

(1)	Amounts include shares acquired by individuals under the annual bonus share matching plan and amounts purchased in the market by individuals.

(2)	Restricted shares comprise awards made under the reward, annual bonus share matching and long-term incentive plans. The number of shares shown represents the maximum number of shares which may vest, subject to the performance conditions being fulfilled.
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
Board Practices
      Our board currently comprises the chairman, who is a part-time non-executive, four executive directors and six non-executive directors. Our articles of association provide that at every annual general meeting, one-third of the board of directors, or the number nearest to one-third, shall retire from office. The directors to retire each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election. If at any annual general meeting, the place of a retiring director is not filled, the retiring director, if willing, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that director has been put to the meeting and lost. Our articles of association also provide that every director be subject to re-appointment by shareholders at the next annual general meeting following their appointment.
      Details of our approach to corporate governance and an account of how we comply with NYSE requirements can be found on our website (www.pearson.com/investor/ corpgov.htm).
      The board of directors has established the following committees, all of which have written terms of reference setting out their authority and duties:

Audit Committee
      This committee provides the board with a vehicle to appraise our financial management and reporting and to assess the integrity of our accounting procedures and financial controls. Until April 21, 2006, Vernon Sankey chaired this committee and Terry Burns, Patrick Cescau and Reuben Mark were members. Vernon Sankey was also the designated audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission. Vernon Sankey and Reuben Mark retired from the committee on April 21, 2006 and Terry Burns stepped down from the committee on April 27, 2006. Ken Hydon, David Arculus and Susan Fuhrman have now joined the committee, with Ken Hydon as both the chairman and designated audit committee financial expert. Our internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee. The committee reports to the full board of directors.

Personnel Committee
      This committee meets regularly to decide the remuneration and benefits of the executive directors and the chief executives of our three operating divisions. The committee also recommends the chairman’s remuneration to the board of directors for its decision and reviews management development and succession plans. Until April 21, 2006, Reuben Mark chaired this committee and Terry Burns and Rana Talwar were members. Reuben Mark retired from the committee on April 21, 2006. David Arculus has now joined the committee as chairman. All the three members are non-executive directors.

Nomination Committee
      This committee meets from time to time as necessary to consider the appointment of new directors. The committee is chaired by Glen Moreno and comprises Marjorie Scardino and all of the non-executive directors.

Treasury Committee
      This committee sets the policies for our treasury department and reviews its procedures on a regular basis. Dennis Stevenson was chairman of the committee until his retirement on October 1, 2005 and Rona Fairhead, Vernon Sankey and Rana Talwar were members. Vernon Sankey retired from the committee on April 21, 2006. The constitution of the committee will be reviewed later in the year.
Employees
      The average numbers of persons employed by us during each of the three fiscal years ended 2005 were as follows:

•	32,203 in fiscal 2005

•	33,086 in fiscal 2004, and

•	30,584 in fiscal 2003.
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

      The table set forth below shows for 2005, 2004 and 2003 the average number of persons employed in each of our operating divisions.

Average number employed	2005	2004	2003

School	10,133	10,403	9,348
Higher Education	4,196	4,087	3,912
Professional	8,342	7,491	6,434
Penguin	4,051	4,085	4,318
FT Publishing	1,952	1,989	2,283
IDC	1,956	1,826	1,628
Other	1,573	1,365	928
Continuing operations	32,203	31,246	28,851

Discontinued operations	—	1,840	1,733

Total	32,203	33,086	30,584

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
      To our knowledge, as of February 26, 2006, the only beneficial owners of 3% or more of our issued and outstanding ordinary share capital were Franklin Resources Inc. which owned 104,485,808 ordinary shares representing 13.0% of our outstanding ordinary shares and The Capital Group Companies Inc. which owned 55,653,209 ordinary shares representing 6.9% of our outstanding ordinary shares. On February 26, 2006, record holders with registered addresses in the United States held 34,992,603 ADRs, which represented 4.4% of our outstanding ordinary shares. Because some of these ADRs are held by nominees, these numbers may not accurately represent the number of beneficial owners in the United States.
      Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2005 are shown in note 13 in “Item 17. Financial Statements.” Amounts due from joint ventures and associates are set out in note 17 and dividends receivable from joint ventures and associates are set out in note 13 in “Item 17. Financial Statements”. There were no other related party transactions in 2005.

ITEM 8.	FINANCIAL INFORMATION
      The financial statements filed as part of this Annual Report are included on pages F-1 through F-80 hereof.
      Other than those events described in note 33 in “Item 17. Financial Statements” of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to our financial condition or results of operations since December 31, 2005. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.
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

      The ADSs trade on the New York Stock Exchange under the symbol “PSO”.
      The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

•	on an annual basis for our five most recent fiscal years,

•	on a quarterly basis for our most recent quarter and two most recent fiscal years, and

•	on a monthly basis for the six most recent months.

	Ordinary Shares
			Average Daily
Reference Period	High	Low	Trading Volume

			(Ordinary
	(In pence)		shares)
Five Most Recent Fiscal Years
2005	695	608	5,296,700
2004	682	579	6,219,200
2003	680	430	6,631,800
2002	922	505	6,164,500
2001	1,726	645	5,245,000
Most Recent Quarter and Two Most Recent Fiscal Years
2006 First quarter	811	671	6,395,400
2005 Fourth quarter	692	616	4,947,900
Third quarter	695	652	4,860,700
Second quarter	668	628	5,823,300
First quarter	662	608	5,626,100
2004 Fourth quarter	640	590	5,020,800
Third quarter	657	579	5,864,300
Second quarter	682	623	6,993,900
First quarter	657	584	7,039,600
Most Recent Six Months
April 2006	798	756	7,614,100
March 2006	811	720	7,055,300
February 2006	737	706	4,336,400
January 2006	734	671	7,577,400
December 2005	692	674	3,912,900
November 2005	673	636	6,524,000

ITEM 10.	ADDITIONAL INFORMATION
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
Exchange Controls
      There are no UK government laws, decrees, regulations or other legislation which restrict or which may affect the import or export of capital, including the availability of cash and cash equivalents for use by us or the remittance of dividends, interest or other payments to nonresident holders of our securities, except as otherwise described under “— Tax Considerations” below.
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
      The discussion below is based upon current UK law and the provisions of the US Internal Revenue Code of 1986, or the Code, and regulations, rulings and judicial decisions as of the date of this Annual Report; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in tax consequences different from those discussed below. This discussion is also based on the Income Tax Treaty between the United Kingdom and the United States, which came into force in March 2003 (the “ Income Tax Treaty”). The discussions below regarding US residents are based on the articles of the New Income Tax Treaty.
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
ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Introduction
      Our principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, we selectively enter into derivative financial instruments to manage our risk exposure. For this purpose, we primarily use interest rate swaps, interest rate caps and collars, forward rate agreements, currency swaps and forward foreign exchange contracts. Managing market risks is the responsibility of the Chief Financial Officer, who acts pursuant to policies approved by a Treasury Committee of our board of directors. This receives regular reports on our treasury activities, which outside advisers also review periodically.
      We have a policy of not undertaking any speculative transactions, and we hold the derivative and other financial instruments for purposes other than trading.
      We have formulated our policies for hedging exposures to interest rate and foreign exchange risk, and have used derivatives to ensure compliance with these policies. Although the majority of our derivative contracts were transacted without regard to existing US GAAP requirements on hedge accounting, during 2005 and 2004 (but not 2003) we qualified for hedge accounting under US GAAP on a limited number of our key derivative contracts.
      The following discussion addresses market risk only and does not present other risks that we face in the normal course of business, including country risk, credit risk and legal risk.
Adoption of International Financial Reporting Standards
      From 1 January 2005 the Group adopted IAS 39 “Financial Instruments: Recognition and Measurement” and IAS 32 “Financial Instruments: Disclosure and Presentation”. The market values of the Group’s derivatives were recognized in the balance sheet at the date of adoption. Subsequent changes in their market value will change the carrying values on the balance sheet and create movements in the finance cost section of the income statement, unless they have been designated (and passed the prescribed tests) for hedge accounting treatment. In addition, IAS 39 requires to value the Group’s derivatives at 1 January 2005 as if the standard had been in place at the start date of each individual contract. This has given rise to transition adjustments, which in some cases are being amortised over the remaining life of the relevant transaction. Also, where the Group qualifies for hedge accounting on a derivative, the carrying value of the relevant bond is adjusted to reflect this (in addition to the requirement under IFRS that accrued interest should be included in the carrying value of the bond or derivative).
      As the Group elected to adopt IAS 39 from 1 January 2005 as permitted by the transitional provisions in IFRS 1, the effects described above are not reflected in the 2004 and 2003 comparatives. A detailed description on the effects of the adoption of IAS 39 is included in note 1 and note 34 in “Item 17. Financial Statements”.
Interest Rates
      The Group’s financial exposure to interest rates arises primarily from its borrowings, particularly those in US dollars. The Group manages its exposure by borrowing at fixed and variable rates of interest, and by entering into derivative instruments. Objectives approved by the Treasury Committee of the board concerning the proportion of debt outstanding at fixed rates govern the use of these financial instruments.
      The Group’s objectives are applied to core net debt, which is year-end borrowings net of year-end cash and liquid funds. Since September 2005 the objective has been to maintain a proportion of forecast core net debt in fixed or capped form for the next four years, subject to a maximum of 65% and a minimum that starts at 40% and falls by 10% each year. Within this target range the proportion that is hedged is triggered by a formula based on historical interest rate frequencies. Previously the minimum was 40%.
      The principal method to hedge interest rate risk is to enter into an agreement to pay a fixed-rate and receive a variable rate, known as a swap. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and variable-rate amounts calculated by reference to an agreed notional principal amount. The majority of these contracts are US dollar denominated, and some of them have deferred start dates, in order to maintain the desired risk profile as other contracts mature. The variable rates received are normally based on three-month and six-month LIBOR, and the dates on which these rates are set do not necessarily exactly match those of the hedged borrowings. Management believes that our portfolio of these types of swaps is an efficient hedge of our portfolio of variable rate borrowings.
      In addition, from time to time the Group issues bonds or other capital market instruments to refinance existing debt. To avoid the rate on a single transaction unduly influencing our overall net interest expense, it is practice to enter into a related derivative contract effectively converting the interest rate profile of the bond transaction to that of the debt which it is refinancing. Most often this is a variable interest rate denominated in US dollars. In several cases, the bond issue was denominated in a different currency than the debt being refinanced and the Group has entered into a related interest rate and currency swap in order to maintain an unchanged borrowing risk profile.
      The Group’s accounting objective in its use of interest rate derivatives is to minimize the impact on the income statement of changes in the mark-to-market value of its derivative portfolio as a whole. It uses duration calculations to estimate the sensitivity of the derivatives to movements in market rates. The Group also identifies which derivatives are eligible for fair value hedge accounting (which reduces sharply the income statement impact of changes in the market value of a derivative). The Group then divides the total portfolio between hedge-accounted and pooled segments, so that the expected movement on the pooled segment is minimal.
Currency Exchange Rates
      Although the Group is based in the United Kingdom, it has significant investments in overseas operations. The most significant currency in which the Group trades is the US dollar.
      The Group’s policy is to align approximately the currency composition of its core net borrowings with its forecast operating profit. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. In September 2005 this policy was modified to apply only to currencies that accounted for more than 15% of group operating profit, which is currently only the US dollar. Previously, the policy applied specifically to US dollars, Euro and Sterling. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. In addition, the Group currently expects to hold its legacy borrowings in Euros and Sterling to their maturity dates: the Group’s policy does not require existing currency debt to be terminated to match declines in that currency’s share of group operating profit. At December 31, 2005 the Group’s net borrowings/ (cash) in the three currencies above (taking into account currency rate swaps) were: US dollar £1114 million, euro £78 million and sterling £(93) million
      The Group uses both currency denominated debt and derivative instruments to implement the above policy. Its intention is that gains/ losses on the derivatives and debt offset the losses/ gains on the foreign currency assets and income. Each quarter the value of hedging instruments is monitored against the assets in the relevant currency and, where practical, a decision is made whether to treat the debt or derivative as a net investment hedge (permitting foreign exchange movements on it to be taken to reserves) for the purposes of reporting under IFRS and US GAAP.
      Investments in overseas operations are consolidated for accounting purposes by translating values in one currency to another currency, in particular from US dollars to Sterling. Fluctuations in currency exchange rates affect the currency values recorded in our accounts, although they do not give rise to any realized gain or loss, nor to any currency cash flows.
      The Group is also exposed to currency exchange rates in its cash transactions and its investments in overseas operations. Cash transactions — typically for purchases, sales, interest or dividends — require cash conversions between currencies. Fluctuations in currency exchange rates affect the cash amounts that the Group pays or receives.
Forward Foreign Exchange Contracts
      The Group uses forward foreign exchange contracts where a specific major project or forecasted cash flow, including acquisitions and disposals, arises from a business decision that has used a specific foreign exchange rate. The Group’s policy is to effect transactional conversions between currencies, for example to collect receivables or settle payables, at the relevant spot exchange rate.
      The Group seeks to offset purchases and sales in the same currency, even if they do not occur simultaneously. In addition, its debt and cash portfolios management gives rise to temporary currency shortfalls and surpluses. Both of these activities require using short-dated swaps between currencies.
      Although the Group prepares its consolidated financial statements in Sterling, significant sums have been invested in overseas assets, particularly in the United States. Therefore, fluctuations in currency exchange rates, particularly between the US dollar and Sterling, and also between the Euro and Sterling, are likely to affect shareholders’ funds and other accounting values.
Derivatives
      Under both IFRS and US GAAP, the Group is required to record all derivative instruments on the balance sheet at fair value. Derivatives not classified as hedges are adjusted to fair value through earnings. Changes in fair value of the derivatives that the Group has designated and that qualify as effective hedges are recorded in either other comprehensive income or earnings. Any ineffective portion of derivatives that are classified as hedges is immediately recognized in earnings.
      Using the transitional exceptions of IAS 39, derivatives were accounted for in accordance with UK GAAP for the years ended December 31, 2003 and 2004. Under UK GAAP, there are no specific criteria, which must be fulfilled in order to record derivative contracts such as interest rate swaps, currency swaps and forward currency contracts as a hedging instrument. Accordingly, based upon our intention and stated policy with respect to entering into derivative transactions, they have been recorded as hedging instruments for UK GAAP. This means that unrealized gains and losses on these instruments are typically deferred and recognized when realized. From January 1, 2005, the Group has adopted IAS 39 “Financial Instruments: Recognition and Measurement” and IAS 32 “Financial Instruments: Disclosure and Presentation”, which resulted in a transitional adjustment in reserves of £12 million.
      Under US GAAP, in 2003 our derivative contracts did not meet the prescribed criteria for hedge accounting, and have been recorded at market value at each period end, with changes in their fair value being recorded in the profit and loss account. In 2005 and 2004 the Group met the prescribed designation requirements and hedge effectiveness tests under US GAAP for certain of its derivative contracts. As a result, the movements in the fair value of the effective portion of fair value hedges and net investment hedges have been offset in earnings and other comprehensive income respectively by the corresponding movement in the fair value of the underlying bond or asset.
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
      Not applicable.
ITEM 15.     CONTROLS AND PROCEDURES
      An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005 was carried out by us under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that Pearson’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and

Exchange Commission’s rules and forms. A controls system, no matter how well designed and operated cannot provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. During the period covered by this Annual Report on Form 20-F, Pearson has made no changes to its internal control over financial reporting that have materially affected or are reasonably likely to materially affect Pearson’s internal control over financial reporting.
ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT
      The members of the Board of Directors of Pearson plc have determined that Vernon Sankey was an audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission for the period until April 21, 2006. The members of the Board of Directors of Pearson plc have determined that Ken Hydon is an audit committee financial expert, for subsequent periods.
ITEM 16B.     CODE OF ETHICS
      Pearson has adopted a code of ethics (the Pearson code of business conduct) which applies to all employees including the Chief Executive Officer and Chief Financial Officer and other senior financial management. This code of ethics is available on our website (www.pearson.com/investor/ corpgov.htm). The information on our website is not incorporated by reference into this report.
ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES
      In 2003, the audit committee adopted a revised policy for external auditor services. The policy requires all audit engagements undertaken by our external auditors, PricewaterhouseCoopers LLP, to be approved by the audit committee. The policy permits the auditors to be engaged for other services provided the engagement is specifically approved in advance by the committee or alternatively meets the detailed criteria of specific pre-approved services and is notified to the committee.
      The Group Chief Financial Officer or Deputy Chief Financial Officer can procure pre-approved services, as defined in the audit committee’s policy for auditor services, of up to an amount of £100,000 per engagement, subject to a cumulative limit of £500,000 per year. The limit of £100,000 will be subject to annual review by the audit committee. Where pre-approval has not been granted for a service or where the amount is above these limits, specific case by case approval must be obtained from the audit committee prior to the engagement of our auditor.

Auditors’ Remuneration	2005	2004	2003

	£m	£m	£m
Statutory audit	4	3	3
Audit-related regulatory reporting services	1	1	—
Non-audit services	2	2	2
Non-audit services are analysed as follows:
Tax compliance services	1	1	1
Tax advisory services	—	1	1
Other non-audit services	1	—	—

Note	Included in statutory audit fees are amounts relating to the parent company of £30,000 (2004: £20,000; 2003: £20,000). Audit-related regulatory reporting fees are £225,000 (2004: £225,000; 2003: £200,000). Non-audit fees in the UK in 2005 are £1,000,000 (2004: £1,000,000; 2003: £341,000) and are in respect of tax advisory and tax compliance services and other advisory services. The remainder of the non-audit fees relate to overseas subsidiaries.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Maximum number
			Total number of	of shares that
			units purchased	may yet be
			as part of publicly	purchased under
	Total number of	Average price	announced plans	the plans or
Period	shares purchased	paid per share	or programs	programs

September 1, 2005 - September 30, 2005	625,000	£6.63	N/A	N/A
      Purchases of shares were made to satisfy obligations under Pearson employee share award programs. All purchases were made in open-market transactions. None of the foregoing share purchases was made as part of a publicly announced plan or program.
PART III
ITEM 17.     FINANCIAL STATEMENTS
      The financial statements filed as part of this Annual Report are included on pages F-1 through F-79 hereof.
ITEM 18.     FINANCIAL STATEMENTS
      We have elected to respond to Item 17.
ITEM 19.     EXHIBITS

1.1	Memorandum and Articles of Association of Pearson plc.†
2.1	Indenture dated June 23, 2003 between Pearson plc and The Bank of New York, as trustee.†
2.2	Indenture dated May 25, 2004 among Pearson Dollar Finance plc, as Issuer, Pearson plc, Guarantor, and the Bank of New York, as Trustee, Paying Agent and Calculation Agent.#
4.1	Letter Agreement dated January 28, 2005 between Pearson plc and Peter Jovanovich.#
4.2	Irrevocable undertakings in respect of an offer by Retos Cartera, for the shares of Recoletos Grupo de Communicación, dated December 14, 2004 between Pearson plc and Retos Cartera.#
8.1	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer.
12.2	Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer.
13.2	Certification of Chief Financial Officer.
15	Consent of PricewaterhouseCoopers LLP.

†	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2003 and filed May 7, 2004.

#	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2004 and filed June 27, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Pearson plc:
      In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of recognised income and expense, and consolidated cash flow statements present fairly, in all material respects, the financial position of Pearson plc and its subsidiaries at 31 December 2005, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2005, in conformity with EU-adopted International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in Note 1, the Company adopted International Accounting Standards (IAS) 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” in accordance with International Financial Reporting Standards as adopted by the European Union. The change has been accounted for prospectively from 1 January 2005.
      EU-adopted International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.
PricewaterhouseCoopers LLP
London, England
May 5, 2006

CONSOLIDATED INCOME STATEMENT
YEAR ENDED 31 DECEMBER 2005
(All figures in £ millions)

	Notes	2005		2004		2003

Continuing operations
Sales	2	4,096		3,696		3,850
Cost of goods sold		(2,022)		(1,789)		(1,846)

Gross profit		2,074		1,907		2,004
Operating expenses	5	(1,592)		(1,520)		(1,594)
Other net gains and losses	4	40		9		(6)
Share of results of joint ventures and associates		14		8		2

Operating profit	2	536		404		406
Finance costs	7	(132)		(96)		(100)
Finance income	7	62		17		7

Profit before tax		466		325		313
Income tax	8	(124)		(63)		(61)

Profit for the year from continuing operations		342		262		252
Profit for the year from discontinued operations	3	302		22		23

Profit for the year		644		284		275

Attributable to:
Equity holders of the Company		624		262		252
Minority interest		20		22		23

Earnings per share for profit from continuing and discontinued operations attributable to the equity holders of the Company during the year (expressed in pence per share)
— basic	9	78.2	p	32.9	p	31.7	p
— diluted	9	78.1	p	32.9	p	31.7	p
Earnings per share for profit from continuing operations attributable to the equity holders of the Company during the year (expressed in pence per share)
— basic	9	40.4	p	30.8	p	29.4	p
— diluted	9	40.3	p	30.8	p	29.4	p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
YEAR ENDED 3 DECEMBER 2005
(All figures in £ millions)

	Notes	2005	2004	2003

Net exchange differences on translation of foreign operations	26	327	(203)	(288)
Actuarial gains/(losses)on defined benefit pension and post-retirement medical schemes	24	26	(61)	(28)
Taxation on items taken directly to equity	8	12	9	—

Net income/(expense) recognised directly in equity		365	(255)	(316)
Profit for the year		644	284	275

Total recognised income and expense for the year		1,009	29	(41)

Attributable to:
Equity holders of the Company		989	7	(64)
Minority interest		20	22	23

Effect of transition adjustment on adoption of IAS 39
Attributable to:
Equity holders of the Company	34	(12)

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2005
(All figures in £ millions)

	Notes	2005	2004	2003

Assets
Non-current assets
Property, plant and equipment	11	384	355	402
Intangible assets	12	3,854	3,278	3,550
Investments in joint ventures and associates	13	36	47	64
Deferred income tax assets	14	385	359	342
Financial assets — Derivative financial instruments	16	79	—	—
Other financial assets	15	18	15	21
Other receivables	19	108	102	100

		4,864	4,156	4,479
Current assets
Intangible assets — pre-publication	17	426	356	362
Inventories	18	373	314	319
Trade and other receivables	19	1,031	933	1,025
Financial assets — Derivative financial instruments	16	4	—	—
Cash and cash equivalents (excluding overdrafts)	20	902	461	551

		2,736	2,064	2,257
Non-current assets classified as held for sale		—	358	—

		2,736	2,422	2,257

Total assets		7,600	6,578	6,736

CONSOLIDATED BALANCE SHEET (CONTINUED)
AS AT 31 DECEMBER 2005
(All figures in £ millions)

	Notes	2005	2004	2003

Liabilities
Non-current liabilities
Financial liabilities—Borrowings	21	(1,703)	(1,714)	(1,349)
Financial liabilities—Derivative financial instruments	16	(22)	—	—
Deferred income tax liabilities	14	(204)	(139)	(140)
Retirement benefit obligations	24	(389)	(408)	(364)
Provisions for other liabilities and charges	22	(31)	(43)	(59)
Other liabilities	23	(151)	(99)	(70)

		(2,500)	(2,403)	(1,982)
Current liabilities
Trade and other liabilities	23	(974)	(868)	(943)
Financial liabilities — Borrowings	21	(256)	(109)	(578)
Current income tax liabilities		(104)	(89)	(54)
Provisions for other liabilities and charges	22	(33)	(14)	(18)

		(1,367)	(1,080)	(1,593)
Liabilities directly associated with non-current assets classified as held for sale		—	(81)	—

Total liabilities		(3,867)	(3,564)	(3,575)

Net assets		3,733	3,014	3,161

Equity
Share capital	25	201	201	201
Share premium	25	2,477	2,473	2,469
Other reserves	26	(328)	(623)	(410)
Retained earnings	26	1,214	749	709

Total equity attributable to equity holders of the Company		3,564	2,800	2,969
Minority interest		169	214	192

Total equity		3,733	3,014	3,161

These financial statements have been approved for issue by the board of directors on 26 February 2006 and signed on its behalf by
Rona Fairhead, Chief financial officer

CONSOLIDATED CASH FLOW STATEMENT
YEAR ENDED 31 DECEMBER 2005
(All figures in £ millions)

	Notes	2005	2004	2003

Cash flows from operating activities
Cash generated from operations	29	875	705	531
Interest paid		(101)	(98)	(87)
Tax paid		(65)	(45)	(44)

Net cash generated from operating activities		709	562	400

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	27	(246)	(41)	(60)
Acquisition of joint ventures and associates		(7)	(10)	(5)
Purchase of property, plant and equipment (PPE)		(76)	(101)	(79)
Proceeds from sale of PPE	29	3	4	8
Purchase of intangible assets		(24)	(24)	(26)
Investment in pre-publication		(222)	(181)	(173)
Purchase of other financial assets		(2)	(1)	(3)
Disposal of subsidiaries, net of cash disposed	28	376	7	(3)
Disposal of joint ventures and associates		54	24	57
Disposal of other financial assets		—	17	—
Interest received		29	13	11
Dividends received from joint ventures and associates		14	12	10

Net cash used in investing activities		(101)	(281)	(263)

Cash flows from financing activities
Proceeds from issue of ordinary shares	25	4	4	5
Purchase of treasury shares		(21)	(10)	(1)
Proceeds from borrowings		—	414	235
Short-term investments (acquired)/repaid		—	(5)	1
Other borrowings		—	59	(13)
Repayments of borrowings		(79)	(524)	(159)
Finance lease principal payments		(3)	(2)	(3)
Dividends paid to Company’s shareholders	10	(205)	(195)	(188)
Dividends paid to minority interests		(17)	(2)	(19)

Net cash used in financing activities		(321)	(261)	(142)
Effects of exchange rate changes on cash and cash equivalents		13	(4)	45

Net increase in cash and cash equivalents		300	16	40

Cash and cash equivalents at beginning of year		544	528	488

Cash and cash equivalents at end of year	20	844	544	528

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
General information
      Pearson plc (the Company) and its subsidiaries (together the Group) are involved in the provision of information for the educational sector, consumer publishing and business information.
      The Company is a limited liability company incorporated and domiciled in England. The address of its registered office is 80 Strand, London WC2R 0RL.
      The Company has its primary listing on the London Stock Exchange but is also listed on the New York Stock Exchange.
      These consolidated financial statements were approved for issue by the Board of Directors on 26 February 2006.

1	Accounting policies
      The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a.	Basis of preparation
      These consolidated financial statements have been prepared in accordance with EU-adopted International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.
      IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ has been applied in preparing these financial statements. These consolidated financial statements are the Group’s first financial statements to be prepared in accordance with IFRS as adopted by the EU.
      The policies set out below have been consistently applied to all the years presented, with the exception of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ which have been applied with effect from 1 January 2005.
      Consolidated financial statements of Pearson plc until 31 December 2004 had been prepared in accordance with UK GAAP. UK GAAP differs in certain respects from IFRS.
      When preparing the Group’s 2005 consolidated financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with IFRS. The comparative figures in respect of 2004 and 2003 were restated to reflect these adjustments.
      Note 34 describes how, in preparing these consolidated financial statements, the Directors have applied accounting standards as adopted for use in the EU under the first-time adoption provisions as set out in IFRS 1.
      These consolidated financial statements have been prepared under the historical cost convention.
      The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed below in ‘Critical accounting assumptions and judgements’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Interpretations and amendments to published standards effective in 2005
      The following amendments and interpretations to standards are mandatory for the Group’s accounting periods beginning on or after 1 January 2005:

•	IFRIC 2 ‘Members’ Shares in Co-operative Entities and Similar Instruments’;

•	SIC 12 (Amendment) ‘Consolidation — Special Purpose Entities’; and

•	IAS 39 (Amendment) ‘Transition and Recognition of Financial Assets and Financial Liabilities’.
      Management assessed the relevance of these amendments and interpretations with respect to the Group’s operations and concluded that they are not relevant to the Group.
Standards, interpretations and amendments to published standards that are not yet effective
      Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Group’s accounting periods beginning on or after 1 January 2006 or later periods but which the Group has not early adopted. These are as follows:

•	IFRS 7 ‘Financial Instruments: Disclosures’ (effective from 1 January 2007). IFRS 7 introduces new disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.

•	A complementary amendment to IAS 1 ‘Presentation of Financial Statements — Capital Disclosures’(effective from 1 January 2007). The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. Management is currently assessing the impact of IFRS 7 and the complementary amendment to IAS 1 on the Group’s financial statements; and

•	IFRIC 4 ‘Determining whether an Arrangement contains a Lease’ (effective from 1 January 2006). IFRIC 4 requires the determination whether an arrangement is or contains a lease to be based on the substance of the arrangement. Management is currently assessing the impact of IFRIC 4 on the Group’s operations, but does not expect it to be significant.
      In addition, management assessed the relevance of the following amendments and interpretations with respect to the Group’s operations and concluded that they are not relevant to the Group:

•	IAS 39 (Amendment) ‘Cash Flow Hedge Accounting of Forecast Intragroup Transactions’ (effective from 1 January 2006);

•	IAS 39 (Amendment) ‘The Fair Value Option’ (effective from 1 January 2006);

•	IAS 39 (Amendment) and IFRS 4 (Amendment) ‘Financial Guarantee Contracts’ (effective from 1 January 2006);

•	IFRS 1 (Amendment) ‘First-time Adoption of International Financial Reporting Standards’ (effective from 1 January 2006);

•	IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’ (effective from 1 January 2006);

•	IFRIC 5 ‘Rights of Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’ (effective from 1 January 2006); and

•	IFRIC 6 ‘Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment’ (effective from 1 December 2005).

b.	Consolidation
      (1) Subsidiaries — Subsidiaries are entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date that control ceases.
      The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. Acquisitions made prior to the date of transition to IFRS were accounted for in accordance with UK GAAP (see note 34). The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets and contingent assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired, after the identification of purchased intangible assets, is recorded as goodwill. See note 1e(1) for the accounting policy on goodwill.
      (2) Joint ventures and associates — Joint ventures are entities in which the Group holds an interest on a long-term basis and which are jointly controlled, with one or more other ventures, under a contractual arrangement. Associates are entities over which the Group has significant influence but not the power to control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in joint ventures and associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes related goodwill.
      The Group’s share of its joint ventures’ and associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The Group’s share of its joint ventures’ and associates’ results is recognised as a component of operating profit as these operations form part of the core publishing business of the Group and an integral part of existing wholly owned businesses. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in a joint venture or associate equals or exceeds its interest in the joint venture or associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the joint venture or associate.

c.	Foreign currency translation
      (1) Functional and presentation currency — Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in Sterling, which is the Company’s functional and presentation currency.
      (2) Transactions and balances — Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying net investment hedges.
      Translation differences on other non-monetary items such as equities held at fair value are reported as part of the fair value gain or loss through the income statement. Fair value adjustments on non-monetary items such as equities classified as available for sale financial assets, are included in the fair value reserve in equity as from 1 January 2005.
      (3) Group companies — The results and financial position of all Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i) assets and liabilities are translated at the closing rate at the date of the balance sheet;

ii) income and expenses are translated at average exchange rates;

iii) all resulting exchange differences are recognised as a separate component of equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. The Group treats specific intercompany loan balances, which are not intended to be repaid for the foreseeable future, as part of its net investment. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
      At the date of transition to IFRS the cumulative translation differences for foreign operations have been deemed to be zero. Any gains and losses on disposals of foreign operations will exclude translation differences arising prior to the transition date.
      The principal overseas currency for the Group is the US Dollar. The average rate for the year against Sterling was $1.81 (2004: $1.83; 2003: $1.63) and the year end rate was $1.72 (2004: $1.92; 2003: $1.79).

d.	Property, plant and equipment
      Property, plant and equipment is stated at historical cost less depreciation. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Buildings (freehold) 20–50 years

Buildings (leasehold) 50 years (or over the period of the lease if shorter)

Plant and equipment 3–20 years

The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

e.	Intangible assets
      (1) Goodwill — Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. IFRS 3 ‘Business Combinations’ has not been applied retrospectively to business combinations before the date of transition to IFRS. Subject to the transition adjustments to IFRS required by IFRS 1, the accounting for business combinations before the date of transition has been grandfathered.
      (2) Software development costs — Costs directly associated with the production of identifiable and unique software products, where it is probable that they will generate economic benefits exceeding costs, are recognised as intangible assets and are amortised over their estimated useful lives not exceeding ten years from when the software is available for use.
      (3) Acquired intangible assets — Acquired intangible assets comprise publishing rights, customer lists and relationships, technology, trade names and trademarks. These assets are capitalised on acquisition and included in intangible assets and amortised over their estimated useful lives between two and 30 years.
      (4) Pre-publication costs — Pre-publication costs represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are carried forward in current intangible assets where the title will generate probable future economic benefits and costs can be measured reliably. These costs are amortized upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected operating life cycle of the title, with a higher proportion of the amortization taken in the earlier years. The investment in pre-publication has been disclosed as part of the investing activities in the cash flow statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

f.	Other financial assets
      Up to 31 December 2004 — Other financial assets include investments in companies other than subsidiaries and associates and other securities. Financial fixed assets are recorded at historical cost less provisions for diminution in value.
      From 1 January 2005 — Other financial assets, designated as available for sale investments, are non-derivative financial assets measured at estimated fair value. Changes in the fair value are recorded in equity in the fair value reserve. On the subsequent disposal of the asset, the net fair value gains or losses are taken through the income statement.

g.	Inventories
      Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first in first out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour and other direct costs and related production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Provision is made for slow moving and obsolete stock.

h.	Royalty advances
      Advances of royalties to authors are included within trade and other receivables when the advance is paid less any provision required to bring the amount down to its net realisable value. The royalty advance is expensed at the contracted or effective royalty rate as the related revenues are earned. Royalty advances which will be consumed within one year are held in current assets. This represents the operating cycle of consumer publishing titles. Royalty advances which will be consumed after one year are held in non-current assets.

i.	Newspaper development costs
      Investment in the development of newspaper titles consists of measures to increase the volume and geographical spread of circulation. The measures include additional and enhanced editorial content, extended distribution and remote printing. These extra costs arising are expensed as incurred as they do not meet the criteria under IAS 38 to be capitalised as intangible assets.

j.	Cash and cash equivalents
      Cash and cash equivalents in the statement of cash flows include cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

k.	Share capital
      Ordinary shares are classified as equity.
      Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
      Where any Group company purchases the Company’s equity share capital (Treasury shares) the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

l.	Borrowings
      Borrowings are recognised initially at fair value, which is proceeds received net of transaction costs incurred. Borrowings are subsequently stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognised in the income statement over the period of the borrowings using the effective interest method. From 1 January 2005, accrued interest is also included as part of the borrowing. Where a debt instrument is in a fair value hedging relationship, an adjustment is made to the bond carrying value to reflect the hedged risk.

m.	Derivative financial instruments
      Upto 31 December 2004 — Amounts payable or receivable in respect of interest rate derivatives are accrued within net interest payable over the period of the contract. Where the derivative instrument is terminated early, the gain or loss is spread over the remaining maturity of the original instrument. Where the underlying exposure ceases to exist, any termination gain or loss is taken to the income statement. Foreign currency borrowings together with their related cross currency derivatives are carried in the balance sheet at the relevant exchange rates at the balance sheet date. Gains or losses in respect of the hedging of overseas subsidiaries are taken to reserves. Gains or losses arising from foreign exchange contracts are taken to the income statement in line with the transactions which they are hedging.
      From 1 January 2005 — Derivatives are initially recognised at fair value at the date of transition to IAS 39 or, if later, on the date a derivative is entered into. Derivatives are subsequently remeasured at their fair value. The fair value of derivatives has been determined by using market data and the use of established estimation techniques such as discounted cashflow and option valuation models. The Group designates certain of the derivative instruments within its portfolio to be hedges of the fair value of its bonds (fair value hedges) or hedges of net investments in foreign operations (net investment hedges).
      Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
      The effective portion of changes in the fair value of derivatives that are designated and qualify as net investment hedges are recognised in equity. Gains and losses accumulated in equity are included in the income statement when the corresponding foreign operation is disposed of. Gains or losses relating to the ineffective portion are recognised immediately in finance income or finance costs in the income statement.
      Certain derivatives do not qualify or are not designated as hedging instruments. Such derivatives are classified at fair value and any movement in their fair value is recognised in finance income or finance costs in the income statement immediately.

n.	Taxation
      Current tax is recognized on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.
      Deferred income tax is provided, using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred income tax liability is settled.
      Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.
      Deferred income tax is provided in respect of the undistributed earnings of subsidiaries other than where it is intended that those undistributed earnings will not be remitted in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly to equity, in which case the tax is also recognized equity.

o.	Employee benefits
      (1) Retirement benefit obligations — The Group has elected to early adopt the amendment to IAS 19 “Employee Benefits’ with effect from the date of transition to IFRS. The liability in respect of defined benefit pension plans is the present value of the defined benefit obligations at the balance sheet date minus the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability.
      Actuarial gains and losses arising from differences between actual and expected returns on plan assets, experience adjustments on liabilities and changes in actuarial assumptions are recognised immediately in the statement of recognised income and expense.
      The service cost, representing benefits accruing over the year, is included as an operating cost and the unwinding of the discount rate on the scheme liabilities and the expected return on scheme assets as a financing charge or financing income.
      Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.
      (2) Other post-retirement obligations — The Group provides certain healthcare and life assurance benefits. The principal plans are unfunded. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology which is the same as that for defined benefit pension plans. The liabilities and costs relating to other post-retirement obligations are assessed annually by independent qualified actuaries.
      (3) Share-based compensation — The Group has a number of employee option and performance share schemes. The fair value of options granted is recognised as an employee expense after taking into account the Company’s best estimate of the number of awards expected to vest. Fair value is measured at the date of grant and is spread over the vesting period of the instrument. The fair value of the options granted is measured using whichever of the Black-Scholes, Binomial and Monte Carlo model is most appropriate to the award. Any proceeds received are credited to share capital and share premium when the options are exercised. The Group has applied IFRS 2 ‘Share-based Payment’ retrospectively to all options granted but not fully vested at the date of transition to IFRS.

p.	Provisions
      Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.
      The Group recognises a provision for deferred consideration in the period that an acquisition is made and the Group becomes legally committed to making the payment.
      The Group recognises a provision for integration and reorganisation costs in the period in which the Group becomes legally or constructively committed to making the payment.
      The Group recognises a provision for onerous lease contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. The provision is based on the present value of future payments for surplus leased properties under non-cancellable operating leases, net of estimated sub-leasing revenue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

q.	Revenue recognition
      Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services net of value-added tax and other sales taxes, rebates and discounts, and after eliminating sales within the Group. Revenue is recognized as follows:
      Revenue from the sale of books is recognized when title passes. Anticipated returns are estimated based primarily on historical return rates. Circulation and advertising revenue is recognised when the newspaper or other publication is published. Subscription revenue is recognised on a straight-line basis over the life of the subscription.
      Where a contractual arrangement consists of two or more separate elements that can be provided to customers either on a stand-alone basis or as an optional extra, such as the provision of supplementary materials with textbooks, revenue is recognised for each element as if it were an individual contractual arrangement.
      Revenue from multi-year contractual arrangements, such as contracts to process qualifying tests for individual professions and government departments, is recognised as performance occurs. Certain of these arrangements, either as a result of a single service spanning more than one reporting period or where the contract requires the provision of a number of services that together constitute a single project, are treated as long-term contracts with revenue recognised on a percentage of completion basis. Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated total costs of the contract exceed the estimated total revenues that will be generated by the contract.
      On certain contracts, where the Group acts as agent, only commissions and fees receivable for services rendered are recognised as revenue. Any third party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

r.	Leases
      Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.
      Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases by the lessee. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

s.	Dividends
      Dividends are recorded in the Group’s financial statements in the period in which they are approved by the Company’s shareholders. Interim dividends are recorded in the period in which they are approved and paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

t.	Non-current assets held for sale and discontinued operations
      Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if it is intended to recover their carrying amount principally through a sale transaction rather than through continuing use. No depreciation is charged in respect of non-current assets classified as held for sale.

u.	Trade receivables
      Trade receivables are recognised at fair value less provision for bad and doubtful debts and anticipated future sales returns (see also note 1q).
Critical accounting assumptions and judgements
      The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed below.

Critical accounting estimates and assumptions
      (1) Revenue recognition — Revenue from the sale of books is recognized when title passes. A provision for anticipated returns is made based primarily on historical return rates. If these estimates do not reflect actual returns in future periods then revenues could be understated or overstated for a particular period. The provision for sales returns is set out in note 19.
      (2) Pre-publication costs — The assessment of the useful life of pre-publication costs and the calculation of amortisation involve a significant amount of judgement based on historical trends and management estimation of their future potential sales, in accordance with the accounting policy stated in note 1e(4). The overstatement of useful lives could result in excess amounts being carried forward as intangible assets that would otherwise have been written off to the income statement in an earlier period. Reviews are performed regularly to estimate recoverability of pre-publication costs. The carrying amount of pre-publication costs is set out in note 17.
      (3) Royalty advances — The realisable value of royalty advances relies on a degree of management judgement in determining the profitability of individual author contracts, in accordance with the accounting policy stated in note 1h. If the estimated realisable value of author contracts is overstated then this will have an adverse effect on operating profits as these excess amounts will be written off. The carrying amount of royalty advances is set out in note 19.
      (4) Income taxes — The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the estimates in relation to the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
      (5) Goodwill — The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 1e(1). The recoverable amounts of cash generating units have been determined based on value in use calculations. These calculations require the use of estimates (see note 12).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Critical judgements in applying the Group’s accounting policies
      (1) Revenue recognition — Revenue from multi-year contractual arrangements is recognised as performance occurs. The assumptions, risks, and uncertainties inherent in long-term contract accounting can affect the amounts and timing of revenue and related expenses reported.
      (2) Retirement benefit obligations — The determination of the pension cost and defined benefit obligation of the Group’s defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth, longevity and expected return on scheme assets. Differences arising from actual experience or future changes in assumptions will be reflected in subsequent periods.
      (3) Deferred income tax — Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, significant judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income together with any future tax planning strategies.
Financial risk management
      The Group’s treasury policy governs the management of financial risks within the Group. The policy, which is approved by the treasury committee, covers interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. In accordance with the treasury policy, the Group actively monitors and manages its financial risk exposures. The policy permits the use of financial instruments such as derivatives, where appropriate. The policy only permits transactions related to underlying positions and speculative transactions are not permitted.
      Interest rate risk — A change in market interest rates can cause fluctuations in the Group’s net income or financial position. The Group is predominantly funded through bonds issued at fixed rates and nearly all of these bonds have been swapped to a floating rate for the term of the debt. The Group’s policy (as updated in September 2005) requires that interest rates on its net debt position are fixed for the next four years such that the fixed rate portion is within a range of 65% to 40% in the first year, with the lower end of the range declining by 10% each year such that the fixed rate portion falls within a range of 65% to 10% in year four. The Group also uses derivatives to change the currency profile of its debt and to alter the timing of floating interest rate resets in order to comply with its policy. The Group manages the derivatives and debt to achieve policy objectives on a portfolio basis. The Group designates derivatives as hedges under IAS 39 where hedge accounting is possible, so long as a designation will not have an adverse effect on the balancing of the portfolio.
      Liquidity and refinancing risk — The Group’s funding objective is to ensure that committed funding is available to the Group at a reasonable cost, with an extended maturity profile and that funding is available from diverse sources. To assist with the diversity of funding objective, the Group has ratings with Moody’s and Standard & Poor’s, which provides greater access to international capital markets.
      Counterparty risk — The Group’s risk of loss on deposits or derivative contracts with individual banks is managed in part through the use of counterparty limits reflecting published credit ratings. Exposures to individual counterparties are monitored on a regular basis. Where appropriate, ISDA Master Agreements permitting the netting of transactions in the event of counterparty failure are entered into with derivative counterparties.
      Foreign currency risk — The Group has operations overseas and is therefore exposed to movements in foreign currencies, particularly the US dollar. For transactional foreign exchange exposure, the policy allows the use of derivatives where appropriate. The Group mainly converts foreign currencies at spot rate and had no cash flow hedges in place at the balance sheet date. Translational foreign exchange exposure is of more significance to the Group. It seeks to offset this exposure through its policy of aligning approximately the currency composition of its core net borrowings with its forecast operating profit. This policy only applies where a currency accounts for more than 15% of Group operating profit and currently is only applicable to the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
US dollar. The Group uses its dollar denominated debt and the foreign exchange portion of certain cross currency rate derivatives as net investment hedges of foreign operations. Unremitted profits are not hedged with foreign exchange contracts, as the Company judges it inappropriate to hedge non-cash flow translational exposure with cash flow instruments.
2     Segment information
      Due to the differing risks and rewards associated with each business segment and the different customer focus of each segment, business is the Group’s primary reporting segment. At 31 December 2005 the Group is organised into five primary business segments, School, Higher Education, Penguin, FT Publishing and Interactive Data Corporation (IDC).The remaining business group, Professional, brings together a number of education publishing, testing and services businesses and does not meet the criteria for classification as a “segment” under IFRS.

Primary reporting format — business segments

		Higher			FT			2005
	School	Education	Professional	Penguin	Publishing	IDC	Corporate	Group

	(All figures in £ millions)
Continuing operations
Sales (external)	1,295	779	589	804	332	297	—	4,096
Sales (inter-segment)	—	—	—	16	—	—	—	16

Operating profit before joint ventures and associates	138	156	44	60	49	75	—	522
Share of results of joint ventures and associates	4	—	1	—	9	—	—	14

Operating profit	142	156	45	60	58	75	—	536

Finance costs								(132)

Finance income								62
Profit before tax								466

Income tax								(124)

Profit for the year from continuing operations								342

Reconciliation to adjusted operating profit
Operating profit	142	156	45	60	58	75	—	536
Amortisation of acquired intangibles	5	—	—	—	1	5	—	11
Other net gains and losses	—	—	—	—	(40)	—	—	(40)
Other net finance costs of associates	—	—	—	—	2	—	—	2
Adjusted operating profit — continuing operations	147	156	45	60	21	80	—	509

Segment assets	2,067	1,402	1,705	960	154	291	985	7,564
Joint ventures	6	—	—	2	4	—	—	12
Associates	6	—	—	—	18	—	—	24

Total assets	2,079	1,402	1,705	962	176	291	985	7,600

Total liabilities	(557)	(341)	(263)	(280)	(336)	(109)	(1,981)	(3,867)

Other segment items
Capital expenditure (notes 11, 12 and 17)	114	96	43	34	14	19	—	320
Depreciation (note 11)	26	8	17	7	11	11	—	80
Amortisation (notes 12 and 17)	91	78	20	24	3	5	—	221

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

		Higher			FT			2004
	School	Education	Professional	Penguin	Publishing	IDC	Corporate	Group

	(All figures in £ millions)
Continuing operations
Sales (external)	1,087	729	507	786	318	269	—	3,696
Sales (inter-segment)	—	—	—	15	—	—	—	15

Operating profit before joint ventures and associates	109	133	42	46	4	62	—	396
Share of results of joint ventures and associates	3	—	—	1	4	—	—	8

Operating profit	112	133	42	47	8	62	—	404

Finance costs								(96)
Finance income								17

Profit before tax								325

Income tax								(63)

Profit for the year from continuing operations								262

Reconciliation to adjusted operating profit
Operating profit	112	133	42	47	8	62	—	404
Amortisation of acquired intangibles	—	—	—	—	—	5	—	5
Other net gains and losses	(4)	(4)	(2)	5	(4)	—	—	(9)

Adjusted operating profit — continuing operations	108	129	40	52	4	67	—	400

Segment assets	1,860	1,224	1,345	892	502	247	461	6,531
Joint ventures	7	—	—	5	2	—	—	14
Associates	5	—	—	—	28	—	—	33

Total assets	1,872	1,224	1,345	897	532	247	461	6,578

Total liabilities	(439)	(286)	(212)	(259)	(435)	(110)	(1,823)	(3,564)

Other segment items
Capital expenditure (notes 11,12 and 17)	104	79	62	36	15	12	—	308
Depreciation (note 11)	25	9	16	9	16	9	—	84
Amortisation (notes 12 and 17)	74	65	18	29	2	5	—	193

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

		Higher			FT			2003
	School	Education	Professional	Penguin	Publishing	IDC	Corporate	Group

	(All figures in £ millions)
Continuing operations
Sales (external)	1,149	770	503	840	315	273	—	3,850
Sales (inter-segment)	—	—	1	15	—	—	—	16

Operating profit before joint ventures and associates	112	140	33	81	(28)	66	—	404
Share of results of joint ventures and associates	2	—	—	1	(1)	—	—	2

Operating profit	114	140	33	82	(29)	66	—	406

Finance costs								(100)
Finance income								7

Profit before tax								313

Income tax								(61)

Profit for the year from continuing operations								252

Reconciliation to adjusted operating profit
Operating profit	114	140	33	82	(29)	66	—	406
Amortisation of acquired intangibles	—	—	—	—	—	4	—	4
Other net gains and losses	2	2	1	1	—	—	—	6

Adjusted operating profit — continuing operations	116	142	34	83	(29)	70	—	416

Segment assets	2,072	1,157	1,387	907	358	240	551	6,672
Joint ventures	6	—	—	4	2	—	—	12
Associates	5	—	—	—	47	—	—	52

Total assets	2,083	1,157	1,387	911	407	240	551	6,736

Total liabilities	(458)	(318)	(158)	(398)	(203)	(113)	(1,927)	(3,575)

Other segment items
Capital expenditure (notes 11, 12 and 17)	101	65	21	47	26	17	—	277
Depreciation (note 11)	26	9	13	6	19	12	—	85
Amortisation (notes 12 and 17)	68	58	18	39	2	5	—	190

      Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the segment result is equal to the Group result. Inter-segment pricing is determined on an arm’s length basis. Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and deferred taxation and exclude cash and cash equivalents and derivative assets. Segment liabilities comprise operating liabilities and exclude borrowings and derivative liabilities. Corporate assets and liabilities comprise cash and cash equivalents, borrowings and derivative financial instruments. Capital expenditure comprises additions to property, plant and equipment and intangible assets, including pre-publication but excluding goodwill (see notes 11, 12 and 17).
      Property plant and equipment and intangible assets acquired through business combinations were £111m (2004: £16m; 2003: £54m)(see notes 11, 12 and 17). Capital expenditure, depreciation and amortisation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
includes amounts relating to discontinued operations. In April 2005, Pearson sold its 79% interest in Recoletos Grupo de Communicación S.A. This operation is now disclosed as a ‘discontinued’ operation. The related assets and liabilities are disclosed within the FT Publishing segment in 2004 and 2003.

Secondary reporting format — geographical segments
      Although the Group’s business segments are managed on a worldwide basis, they all operate in the following main geographical areas:

	Sales			Total assets			Capital expenditure

	2005	2004	2003	2005	2004	2003	2005	2004	2003

	(All figures in £ millions)
Continuing operations
European countries	963	835	768	1,711	1,112	1,003	60	79	63
North America	2,717	2,504	2,742	5,476	4,716	5,015	242	208	188
Asia Pacific	300	263	255	325	302	301	13	10	11
Other countries	116	94	85	52	43	37	2	3	4

Total	4,096	3,696	3,850	7,564	6,173	6,356	317	300	266

Discontinued operations (European countries)	27	190	169	—	358	316	3	8	11
Joint ventures and associates	—	—	—	36	47	64	—	—	—

Total	4,123	3,886	4,019	7,600	6,578	6,736	320	308	277

      Sales are allocated based on the country in which the customer is located. This does not differ materially from the location where the order is received. Total assets and capital expenditure are allocated to where the assets are located.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3	Discontinued operations
      In April 2005, Pearson sold its 79% interest in Recoletos Grupo de Communicación S.A. to Retos Cartera, a consortium of investors. This operation is disclosed as a ‘discontinued’ operation (see note 28).
      An analysis of the result and cash flows of discontinued operations is as follows:

	2005	2004	2003

	(All figures in £ millions)
Sales	27	190	169

Operating (loss)/profit	(3)	26	43
Net finance income	—	3	3

(Loss)/profit before tax	(3)	29	46

Attributable tax benefit/(expense)	1	(7)	(23)

(Loss)/profit after tax	(2)	22	23
Profit on disposal of discontinued operations (note 28)	306	—	—
Attributable tax expense	(2)	—	—

Profit for the year from discontinued operations	302	22	23

Operating cash flows	(6)	12	11
Investing cash flows	—	17	47
Financing cash flows	—	—	(92)

Total cash flows	(6)	29	(34)

4	Other net gains and losses

	2005	2004	2003

	(All figures in £
	millions)
Profit on sale of interest in MarketWatch	40	—	—
Other items	—	9	(6)

Total other net gains and losses	40	9	(6)

      Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets that are included within continuing operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5	Operating expenses

	2005	2004	2003

	(All figures in £ millions)
By function:
Cost of goods sold	2,022	1,789	1,846

Operating expenses
Distribution costs	249	201	206
Administrative and other expenses	1,384	1,365	1,439
Other income	(41)	(46)	(51)

Total operating expenses	1,592	1,520	1,594

Total	3,614	3,309	3,440

By nature:
Utilisation of inventory	768	700	710
Depreciation of property, plant and equipment (note 11)	80	78	79
Amortisation of intangible assets — pre-publication (note 17)	192	168	158
Amortisation of intangible assets — other (note 12)	29	25	32
Employee benefit expense (note 6)	1,273	1,154	1,156
Operating lease rentals	119	126	148
Other property costs	88	73	61
Royalties expensed	363	331	354
Advertising, promotion and marketing	202	181	193
Information technology costs	84	76	85
Other costs	457	443	515
Other income	(41)	(46)	(51)

Total	3,614	3,309	3,440

      During the year the Group obtained the following services from the Group’s auditor:

	2005	2004	2003

	(All figures in £ millions)
Statutory audit	4	3	3
Audit-related regulatory reporting services	1	1	—
Non-audit services:
Tax compliance	1	1	1
Tax advisory	—	1	1
Other non-audit services	1	—	—

      Audit-related regulatory reporting services were £700,000 (2004: £600,000; 2003: £nil). This relates to services in respect of the transition to IFRS and Sarbanes-Oxley section 404 compliance services. Other non-audit services were £700,000 (2004: £100,000; 2003: £400,000) and mainly relate to due diligence work performed at IDC.
      Non-audit fees in the UK were £1.0m (2004: £1.0m; 2003: £300,000) and were in respect of tax advisory, tax compliance and other advisory services. The remainder of the non-audit fees related to overseas subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6	Employee information

	2005	2004	2003

	(All figures in £ millions)
Employee benefit expense
Wages and salaries (including termination benefits and restructuring costs)	1,088	983	988
Social security costs	101	89	87
Share-based payment costs (note 24)	23	25	29
Pension costs — defined contribution plans (note 24)	35	32	28
Pension costs — defined benefit plans (note 24)	25	24	23
Other post-retirement benefits (note 24)	1	1	1

	1,273	1,154	1,156

      The details of the emoluments of the directors of Pearson plc are shown on pages 21 to 37.

	2005	2004	2003

	(Average number employed)
School	10,133	10,403	9,348
Higher Education	4,196	4,087	3,912
Professional	8,342	7,491	6,434
Penguin	4,051	4,085	4,318
FT Publishing	1,952	1,989	2,283
IDC	1,956	1,826	1,628
Other	1,573	1,365	928

Continuing operations	32,203	31,246	28,851

Discontinued operations	—	1,840	1,733

	32,203	33,086	30,584

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7	Net finance costs

	2005	2004	2003

	(All figures in £ millions)
Interest payable	(98)	(91)	(91)
Finance costs re employee benefits	(7)	(5)	(9)
Net foreign exchange losses	(9)	—	—
Other losses on financial instruments in a hedging relationship:
— fair value hedges	(1)	—	—
— net investment hedges	—	—	—
Other losses on financial instruments not in a hedging relationship:
— derivatives	(17)	—	—

Finance costs	(132)	(96)	(100)

Interest receivable	21	17	7
Net foreign exchange gains	21	—	—
Other gains on financial instruments in a hedging relationship:
— fair value hedges	1	—	—
— net investment hedges	3	—	—
Other gains on financial instruments not in a hedging relationship:
— amortisation of transitional adjustment on bonds	7	—	—
— derivatives	9	—	—

Finance income	62	17	7

Net finance costs	(70)	(79)	(93)

Analysed as:
Net interest payable	(77)	(74)	(84)
Finance costs re employee benefits	(7)	(5)	(9)

Net finance costs reflected in adjusted earnings	(84)	(79)	(93)
Other net finance income	14	—	—

Total net finance costs	(70)	(79)	(93)

8	Income tax

	2005	2004	2003

	(All figures in £ millions)
Current tax
Charge in respect of current year	(76)	(65)	(45)
Adjustments in respect of prior years	(1)	25	13

Total current tax charge	(77)	(40)	(32)

Deferred tax
In respect of timing differences	(66)	(46)	(72)
Adjustments in respect of prior years	19	23	43

Total deferred tax charge (note 14)	(47)	(23)	(29)

Total tax charge	(124)	(63)	(61)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

	2005	2004	2003

	(All figures in £ millions)
Profit before tax	466	325	313
Tax calculated at UK rate	(140)	(97)	(94)
Effect of overseas tax rates	(22)	(8)	(6)
Joint venture and associate income reported net of tax	5	2	—
Income not subject to tax	16	6	11
Expenses not deductible for tax purposes	(9)	(5)	(7)
Utilisation of previously unrecognised tax losses	11	5	15
Unutilised tax losses	(3)	(14)	(36)
Prior year adjustments	18	48	56

Total tax charge	(124)	(63)	(61)

UK	(26)	5	(13)
Overseas	(98)	(68)	(48)

Total tax charge	(124)	(63)	(61)

Add back: tax benefit on other gains and losses	(4)	(36)	(35)
Add back: tax benefit on amortisation of acquired intangibles	(4)	(2)	(1)
Add back: tax charge on other finance income	3	—	—

Adjusted income tax charge — continuing operations	(129)	(101)	(97)
Adjusted income tax charge — discontinued operations	1	(7)	(19)

Total adjusted income tax charge	(128)	(108)	(116)

Tax rate reflected in adjusted earnings	30.3%	30.9%	32.5%

      The tax benefit on items charged to equity is as follows:

	2005	2004	2003

	(All figures in £ millions)
Deferred tax on stock options	3	4	—
Current tax on foreign exchange gains and losses	9	5	—

	12	9	—

9	Earnings per share

Basic
      Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted
      Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	2005		2004		2003

	(All figures in £ millions)
Earnings	624		262		252
Adjustments to exclude profit for the year from discontinued operations:
Profit for the year from discontinued operations	(302)		(22)		(23)
Minority interest share of above	—		5		5

Earnings — continuing operations	322		245		234

Earnings	624		262		252

Weighted average number of shares (millions)	797.9		795.6		794.4
Effect of dilutive share options (millions)	1.1		1.1		0.9

Weighted average number of shares (millions) for diluted earnings	799.0		796.7		795.3

Earnings per share from continuing and discontinued operations
Basic	78.2	p	32.9	p	31.7	p
Diluted	78.1	p	32.9	p	31.7	p

Earnings per share from continuing operations
Basic	40.4	p	30.8	p	29.4	p
Diluted	40.3	p	30.8	p	29.4	p

Earnings per share from discontinued operations
Basic	37.8	p	2.1	p	2.3	p
Diluted	37.8	p	2.1	p	2.3	p

10	Dividends

	2005	2004	2003

	(All figures in £ millions)
Final paid in respect of prior year 15.7p (2004: 14.8p; 2003: 14.3p)	125	119	115
Interim paid in respect of current year 10p (2004: 9.7p; 2003: 9.4p)	80	76	73

	205	195	188

      The directors are proposing a final dividend in respect of the financial year ending 31 December 2005 of 17.0p per share which will absorb an estimated £136m of shareholders’ funds. It will be paid on 5 May 2006 to shareholders who are on the register of members on 7 April 2006. These financial statements do not reflect this dividend payable (see note 34k).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11	Property, plant and equipment

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total

	(All figures in £ millions)
Cost
At 1 January 2003	319	619	20	958
Exchange differences	(19)	(28)	(3)	(50)
Additions	12	52	14	78
Disposals	(15)	(55)	—	(70)
Acquisition through business combination	5	19	—	24
Disposal through business disposal	(2)	(6)	—	(8)
Reclassifications	1	9	(10)	—

At 31 December 2003	301	610	21	932

Exchange differences	(9)	(10)	(1)	(20)
Additions	14	81	8	103
Disposals	(13)	(39)	—	(52)
Acquisition through business combination	1	4	—	5
Disposal through business disposal	(4)	—	—	(4)
Reclassifications	—	13	(13)	—
Transfer to non-current assets held for sale	(14)	(81)	(2)	(97)

At 31 December 2004	276	578	13	867

Exchange differences	18	40	—	58
Transfers	—	13	—	13
Additions	32	41	1	74
Disposals	(5)	(28)	—	(33)
Acquisition through business combination	3	6	—	9
Reclassifications	—	7	(7)	—

At 31 December 2005	324	657	7	988

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total

	(All figures in £ millions)
Depreciation
At 1 January 2003	(104)	(419)	—	(523)
Exchange differences	10	17	—	27
Charge for the year	(16)	(69)	—	(85)
Disposals	7	53	—	60
Acquisition through business combination	—	(14)	—	(14)
Disposal through business disposal	1	4	—	5

At 31 December 2003	(102)	(428)	—	(530)

Exchange differences	4	5	—	9
Charge for the year	(16)	(68)	—	(84)
Disposals	6	38	—	44
Acquisition through business combination	—	(4)	—	(4)
Disposal through business disposal	4	—	—	4
Transfer to non-current assets held for sale	2	47	—	49

At 31 December 2004	(102)	(410)	—	(512)

Exchange differences	(7)	(33)	—	(40)
Charge for the year	(17)	(63)	—	(80)
Disposals	—	30	—	30
Acquisition through business combination	—	(2)	—	(2)

At 31 December 2005	(126)	(478)	—	(604)

Carrying amounts
At 1 January 2003	215	200	20	435
At 31 December 2003	199	182	21	402
At 31 December 2004	174	168	13	355
At 31 December 2005	198	179	7	384

      Depreciation expense of £19m (2004: £17m; 2003: £15m) has been included in the income statement in cost of goods sold, £7m (2004: £6m; 2003: £6m) in distribution expenses and £54m (2004: £55m; 2003: £58m) in administrative and other expenses. In 2004 £6m (2003: £6m) relates to discontinued operations.
      The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £3m (2004: £3m; 2003: £5m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12	Intangible assets

			Acquired	Other	Total
			publishing	intangibles	intangibles
	Goodwill	Software	rights	acquired	acquired	Total

	(All figures in £ millions)
Cost
At 1 January 2003	3,610	146	—	—	—	3,756
Exchange differences	(275)	(10)	—	—	—	(285)
Additions	113	26	—	—	—	139
Disposals	(4)	(2)	—	—	—	(6)
Acquisition through business combination	—	—	—	44	44	44

At 31 December 2003	3,444	160	—	44	44	3,648

Exchange differences	(201)	(8)	—	(3)	(3)	(212)
Additions	22	24	—	—	—	46
Disposals	(4)	(11)	—	—	—	(15)
Acquisition through business combination	—	—	10	5	15	15
Transfer to non-current assets held for sale	(101)	—	—	—	—	(101)

At 31 December 2004	3,160	165	10	46	56	3,381

Exchange differences	345	15	2	4	6	366
Transfers	—	(13)	—	—	—	(13)
Additions	155	24	—	—	—	179
Disposals	(6)	(10)	—	—	—	(16)
Acquisition through business combination	—	—	56	33	89	89

At 31 December 2005	3,654	181	68	83	151	3,986

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

			Acquired	Other	Total
			publishing	intangibles	intangibles
	Goodwill	Software	rights	acquired	acquired	Total

	(All figures in £ millions)
Amortisation
At 1 January 2003	—	(75)	—	—	—	(75)
Exchange differences	—	7	—	—	—	7
Charge for the year	—	(28)	—	(4)	(4)	(32)
Disposals	—	2	—	—	—	2
Acquisition through business combination	—	—	—	—	—	—

At 31 December 2003	—	(94)	—	(4)	(4)	(98)

Exchange differences	—	8	—	1	1	9
Charge for the year	—	(20)	—	(5)	(5)	(25)
Disposals	—	11	—	—	—	11
Acquisition through business combination	—	—	—	—	—	—

At 31 December 2004	—	(95)	—	(8)	(8)	(103)

Exchange differences	—	(10)	—	—	—	(10)
Charge for the year	—	(18)	(5)	(6)	(11)	(29)
Disposals	—	10	—	—	—	10
Acquisition through business combination	—	—	—	—	—	—

At 31 December 2005	—	(113)	(5)	(14)	(19)	(132)

Carrying amounts
At 1 January 2003	3,610	71	—	—	—	3,681
At 31 December 2003	3,444	66	—	40	40	3,550
At 31 December 2004	3,160	70	10	38	48	3,278

At 31 December 2005	3,654	68	63	69	132	3,854

      Other intangibles acquired include customer lists and relationships, technology, trade names and trademarks. Amortisation of £4m (2004: £3m; 2003: £5m) is included in the income statement in cost of sales and £25m (2004: £22m; 2003: £27m) in administrative and other expenses.
Impairment tests for cash-generating units containing goodwill
      Impairment tests have been carried out where appropriate as described below. The recoverable amount for each unit tested exceeds its carrying value.
      Goodwill is allocated to the Group’s cash-generating units identified according to the business segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      Goodwill has been allocated as follows:

	2005	2004	2003

	(All figures in £ millions)
Higher Education	1,106	950	1,007
School Book	861	739	783
School Assessment and Testing	271	232	246
School Technology	385	330	350
Other Assessment and Testing	245	211	223
Other Government Solutions	234	201	213
Other Book	70	60	63

Pearson Education total	3,172	2,723	2,885

Penguin US	149	122	138
Penguin UK	146	146	146
Pearson Australia	45	42	44

Penguin total	340	310	328

IDC	138	123	127

FT Publishing	4	4	4

Recoletos	—	—	100

Total goodwill	3,654	3,160	3,444

      The Group has adopted IFRS 3 ‘Business Combinations’ with effect from the date of transition to IFRS. In accordance with IFRS 3, goodwill is no longer amortised but rather tested for impairment on an annual basis. Goodwill has been allocated for impairment purposes to twelve cash generating units. The recoverable amount of each cash generating unit is based on value in use calculations, with the exception of IDC which is assessed on a market value basis.
      The value in use calculations use cash flow projections based on financial budgets approved by management covering a five year period. The key assumptions used by management in the value in use calculations were:

Discount rate — The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific cash generating unit. The average pre-tax discount rates used are in the range of 8.5% to 11.5% for the Pearson Education businesses, 8% to 13% for the Penguin businesses and 8.5% to 11.5% for the FT Publishing businesses.

Perpetuity growth rates — The cash flows subsequent to the approval budget period are based upon the long-term historic growth rates of the underlying territories in which the cash generating unit operates and reflect the long-term growth prospects of the sectors in which the cash generating unit operates. The perpetuity growth rates used vary between 3.0% to 4.0%. The perpetuity growth rates are consistent with appropriate external sources for the relevant markets.

Cash flow growth rates — The cash flow growth rates are derived from forecast sales growth taking into consideration past experience of operating margins achieved in the cash generating unit. Historically, such forecasts have been reasonably accurate.
      The valuation of IDC is determined using an observable market price for each share. Other than goodwill there are no intangible assets with indefinite lives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13	Investments in joint ventures and associates
Joint ventures

	2005	2004	2003

	(All figures in £ millions)
At beginning of year	14	12	12
Exchange differences	(3)	1	4
Share of loss after tax	(1)	(5)	(9)
Dividends	(4)	(3)	(2)
Additions or further investment	6	9	7

At end of year	12	14	12

      Investments in joint ventures are accounted for by the equity method of accounting and are initially recognised at cost.
      The aggregate of the Group’s share in its joint ventures, none of which are individually significant, are as follows:

	2005	2004	2003

	(All figures in £ millions)
Assets
Non-current assets	3	3	—
Current assets	26	19	18

Liabilities
Current liabilities	(17)	(8)	(6)

Net assets	12	14	12

Income	46	37	33
Expenses	(47)	(42)	(42)

Loss after income tax	(1)	(5)	(9)

Associates

	2005	2004	2003

	(All figures in £ millions)
At beginning of year	33	52	94
Share of profit after tax	15	15	13
Dividends	(10)	(9)	(8)
Loan repayment	—	—	(2)
Additions	—	1	—
Disposals	(14)	(24)	(45)
Transfer to non-current assets held for sale	—	(2)	—

At end of year	24	33	52

      Investments in associates at 31 December 2005 include goodwill of £nil (2004: £6m; 2003: £7m). The share of profit after tax includes £nil (2004: £2m; 2003: £2m) in respect of discontinued operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The Group’s interests in its principal associates, all of which are unlisted, were as follows:

		%
2005	Country of incorporation	Interest held	Assets	Liabilities	Revenues	Profit

	(All figures in £ millions)
The Economist Newspaper Ltd	England	50	79	(67)	105	12
Other			42	(30)	49	3

Total			121	(97)	154	15

		%
2004	Country of incorporation	Interest held	Assets	Liabilities	Revenues	Profit

	(All figures in £ millions)
The Economist Newspaper Ltd	England	50	71	(62)	98	11
Other			42	(18)	192	4

Total			113	(80)	290	15

		%
2003	Country of incorporation	Interest held	Assets	Liabilities	Revenues	Profit

	(All figures in £ millions)
The Economist Newspaper Ltd	England	50	103	(101)	95	9
Other			81	(31)	139	4

Total			184	(132)	234	13

14	Deferred income tax

	2005	2004	2003

	(All figures in £ millions)
Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	343	318	313
Deferred tax asset to be recovered within 12 months	42	41	29

	385	359	342

Deferred tax liabilities
Deferred tax liability to be settled after more than 12 months	(204)	(139)	(140)
Deferred tax liability to be settled within 12 months	—	—	—

	(204)	(139)	(140)

Net deferred tax	181	220	202

      Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The Group has unprovided deferred tax assets at 31 December 2005 in respect of UK losses (£32m) and US losses (£37m) and has not recognised a deferred tax asset on the net pension deficit on the basis that it is not sufficiently certain that suitable future profits will arise against which to offset the liability. The related unprovided deferred tax asset is £96m.
      The recognition of the deferred tax assets is supported by management’s forecasts of the future profitability of the relevant business units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The gross movement on the deferred income tax account is as follows:

	2005	2004	2003

	(All figures in £
	millions)
At beginning of year	220	202	255
Transition adjustment on adoption of IAS 39	5	—	—
Exchange differences	21	(13)	(34)
Acquisition through business combination	(21)	—	(15)
Transfer between current and deferred taxation	—	41	25
Income statement charge (note 8)	(47)	(23)	(29)
Tax benefit to equity (note 8)	3	4	—
Transfer to non-current assets held for sale	—	9	—

At end of year	181	220	202

      The movement in deferred income tax assets and liabilities during the year is as follows:

		Goodwill
	Tax	and
	losses	intangibles	Other	Total

	(All figures in £ millions)
Deferred income tax assets
At 1 January 2003	131	57	186	374
Exchange differences	(16)	(4)	(22)	(42)
Transfer between current and deferred taxation	25	—	(17)	8
Income statement (charge)/release	(27)	(7)	36	2

At 31 December 2003	113	46	183	342

Exchange differences	(10)	(3)	(11)	(24)
Transfer between current and deferred taxation	41	—	(11)	30
Income statement release/(charge)	6	(6)	7	7
Tax benefit to equity	—	—	4	4

At 31 December 2004	150	37	172	359

Transition adjustment on adoption of IAS 39	—	—	5	5
Exchange differences	16	4	18	38
Acquisition through business combination	—	—	1	1
Transfer between current and deferred taxation	—	—	23	23
Income statement charge	(32)	(6)	(6)	(44)
Tax benefit to equity	—	—	3	3

At 31 December 2005	134	35	216	385

      Other deferred tax assets include temporary differences on inventory, sales returns and other provisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Goodwill and
	intangibles	Other	Total

	(All figures in £ millions)
Deferred income tax liabilities
At 1 January 2003	(25)	(94)	(119)
Exchange differences	—	8	8
Acquisition through business combination	(15)	—	(15)
Transfer between current and deferred taxation	—	17	17
Income statement charge	(19)	(12)	(31)

At 31 December 2003	(59)	(81)	(140)

Exchange differences	8	3	11
Transfer between current and deferred taxation	—	11	11
Income statement charge	(8)	(22)	(30)
Transfer to non-current assets held for sale	—	9	9

At 31 December 2004	(59)	(80)	(139)

Exchange differences	(8)	(9)	(17)
Acquisition through business combination	(24)	2	(22)
Transfer between current and deferred taxation	—	(23)	(23)
Income statement (charge)/release	(26)	23	(3)

At 31 December 2005	(117)	(87)	(204)

      Other deferred tax liabilities include temporary differences on capital allowances and royalty advances.

15	Other financial assets

	2005	2004	2003

	(All figures in £
	millions)
At beginning of year	15	21	22
Exchange differences	1	(1)	(3)
Additions	4	5	3
Disposals	(2)	(8)	(1)
Transfer to non-current assets held for sale	—	(2)	—

At end of year	18	15	21

      Other financial assets are non-current unlisted securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16	Derivative financial instruments

	2005	2005
	Assets	Liabilities

	(All figures in £
	millions)
Interest rate derivatives — in a fair value hedging relationship	31	(16)
Interest rate derivatives — not in a hedging relationship	18	(6)
Cross currency rate derivatives — in a net investment hedging relationship	13	—
Cross currency rate derivatives — not in a hedging relationship	21	—

	83	(22)

Analysed as:
Non-current	79	(22)
Current (expiring in less than 1 year)	4	—

	83	(22)

      The fair value of the above derivative financial instruments is the same as the carrying value.
      The Group’s portfolio of derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges, significantly reduces the risk of income statement volatility.
      Counterparty exposure from derivatives is managed, together with that from deposits and bank account balances, within credit limits that reflect published credit ratings to ensure that there is no significant risk to any one counterparty. No single derivative transaction had a market value (positive or negative) at the balance sheet date that exceeded 3% of the Group’s consolidated total equity.
      At the year end the Group had received an amount of £43m equivalent as collateral under a mark-to-market agreement. This reflected the amount, at market rates prevailing at the end of October 2005, owed to the Group by the counterparty for a set of three related derivatives. Under these the Group is due to exchange $209m for €204m in February 2007. There are no restrictions on the Group’s use of these funds, which have been recorded in borrowings as a current bank loan.
      In accordance with IAS 39 ‘Financial Instruments: Recognition and Measurement’, the Group has reviewed all its material contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements, and has concluded that there are no material embedded derivatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17	Intangible assets — pre-publication

	2005	2004	2003

	(All figures in £ millions)
Cost
At beginning of year	1,109	1,104	1,189
Exchange differences	112	(63)	(90)
Acquisition through business combination	27	—	—
Additions	222	181	173
Disposals	(113)	(113)	(168)

At end of year	1,357	1,109	1,104

Amortisation
At beginning of year	(753)	(742)	(809)
Exchange differences	(87)	44	57
Acquisition through business combination	(12)	—	—
Charge for the year	(192)	(168)	(158)
Disposals	113	113	168

At end of year	(931)	(753)	(742)

Carrying amounts
At end of year	426	356	362

      Amortisation is included in the income statement in cost of goods sold.

18	Inventories

	2005	2004	2003

	(All figures in £ millions)
Raw materials	23	23	19
Work in progress	43	35	30
Finished goods	307	256	270

	373	314	319

      The cost of inventories recognised as an expense and included in the income statement in cost of goods sold amounted to £768m (2004: £700m; 2003: £710m). In 2005 £42m (2004: £41m; 2003: £37m) of inventory provisions were charged in the income statement. None of the inventory is pledged as security.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19	Trade and other receivables

	2005	2004	2003

	(All figures in £ millions)
Current
Trade receivables	825	725	814
Royalty advances	124	114	110
Prepayments and accrued income	38	41	38
Other receivables	42	51	62
Receivables from related parties	2	2	1

	1,031	933	1,025

Non-current
Royalty advances	67	70	83
Prepayments and accrued income	4	1	1
Other receivables	37	31	16

	108	102	100

      Trade receivables are stated net of provisions for bad and doubtful debts and sales returns of £313m (2004: £354m; 2003: £339m). The carrying amounts are stated at their fair value. Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.

20	Cash and cash equivalents (excluding overdrafts)

	2005	2004	2003

	(All figures in £ millions)
Cash at bank and in hand	393	338	302
Short-term bank deposits	509	123	249

	902	461	551

      Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.
      The currency split of cash and cash equivalents in 2005 is 31% US dollars (2004: 38%), 38% Sterling (2004: 31%), 24% Euro (2004: 12%) and other 7% (2004: 19%).
      The fair value of cash and cash equivalents is the same as the carrying value.
      Cash and cash equivalents include the following for the purpose of the cash flow statement:

	2005	2004	2003

	(All figures in £ millions)
Cash and cash equivalents	902	461	551
Cash and cash equivalents included in assets classified as held for sale	—	141	—
Bank overdrafts	(58)	(58)	(23)

	844	544	528

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21	Financial liabilities — Borrowings
      The Group’s current and non-current borrowings are as follows:

	2005	2004	2003

	(All figures in £ millions)
Non-current
Bank borrowings	—	62	85
7.375% US Dollar notes 2006 (nominal amount $250m)	—	130	139
6.125% Euro Bonds 2007 (nominal amount €591m)	436	390	343
10.5% Sterling Bonds 2008 (nominal amount £100m)	107	100	100
4.7% US Dollar Bonds 2009 (nominal amount $350m)	203	181	—
7% Global Dollar Bonds 2011 (nominal amount $500m)	307	260	278
7% Sterling Bonds 2014 (nominal amount £250m)	250	226	235
5.7% US Dollar Bonds 2014 (nominal amount $400m)	238	207	—
4.625% US Dollar notes 2018 (nominal amount $300m)	161	156	167
Finance lease liabilities	1	2	2

	1,703	1,714	1,349

Included in the above is £35m of accrued interest in 2005.

Current
Due within one year or on demand:
Bank loans and overdrafts	102	107	119
7.375% US Dollar notes 2006	152	—	—
9.5% Sterling Bonds 2004	—	—	108
4.625% Euro Bonds 2004	—	—	348
Finance lease liabilities	2	2	3

	256	109	578

Total borrowings	1,959	1,823	1,927

Included in the above is £3m of accrued interest in 2005.
      The Group has elected to apply the provisions of IAS 32 and IAS 39 with effect from 1 January 2005. The comparative financial information is prepared in accordance with UKGAAP. The nature of the main adjustments that would make the information comply with IAS 32 and IAS 39 are set out in note 34.
      The 2004 and 2003 figures for the 2007 Euro Bonds and 2014 Sterling Bonds (together with the 2004 Sterling and Euro Bonds which have now been redeemed) include the effect of accounting for the foreign exchange element of the related derivatives.
      All of the Group’s borrowings are unsecured. In respect of finance lease obligations (£3m in 2005; £4m in 2004 and £5m in 2003) the rights to the leased asset revert to the lessor in the event of default.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The maturity of the Group’s non-current borrowing is as follows:

	2005	2004	2003

	(All figures in £ millions)
Between one and two years	437	131	86
Between two and five years	310	734	583
Over five years	956	849	680

	1,703	1,714	1,349

      As at 31 December 2005 the exposure of the borrowings of the Group to interest changes when the borrowings re-price is as follows:

			One to	More than
	Total	One year	five years	five years

	(All figures in £ millions)
Carrying value of borrowings	1,959	256	747	956
Effect of interest rate swaps	—	1,161	(473)	(688)

	1,959	1,417	274	268

      The carrying amounts and fair values of non-current borrowings are as follows:

		Carrying		Carrying		Carrying
	Effective	amount	Fair value	amount	Fair value	amount	Fair value
	interest Rate	2005	2005	2004	2004	2003	2003

	(All figures in £ millions)
Bank borrowings	n/a	—	—	62	62	85	85
7.375% US Dollar notes 2006	7.75%	—	—	130	138	139	157
6.125% Euro Bonds 2007	6.18%	436	419	390	409	343	448
10.5% Sterling Bonds 2008	10.53%	107	113	100	116	100	120
4.7% US Dollar Bonds 2009	4.86%	203	200	181	185	—	—
7% Global Dollar Bonds 2011	7.16%	307	310	260	293	278	317
7% Sterling Bonds 2014	7.20%	250	282	226	255	235	275
5.7% US Dollar Bonds 2014	5.88%	238	234	207	217	—	—
4.625% US Dollar notes 2018	4.69%	161	155	156	142	167	151
Finance lease liabilities	n/a	1	1	2	2	2	2

		1,703	1,714	1,714	1,819	1,349	1,555

      The fair values are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments. The carrying amounts of current borrowings approximate their fair value.
      The carrying amounts of the Group’s borrowings are denominated in the following currencies:

	2005	2004	2003

	(All figures in £ millions)
US dollar	1,165	1,335	1,432
Sterling	357	202	201
Euro	437	284	292
Other currencies	—	2	2

	1,959	1,823	1,927

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The maturity of the Group’s finance lease obligations is as follows:

	2005	2004	2003

	(All figures in £ millions)
Finance lease liabilities — minimum lease payments
Not later than one year	2	2	3
Later than one year and not later than five years	1	2	3
Later than five years	—	—	—
Future finance charges on finance leases	—	—	(1)
Present value of finance lease liabilities	3	4	5
      The present value of finance lease liabilities is as follows:

	2005	2004	2003

	(All figures in £ millions)
Not later than one year	2	2	3
Later than one year and not later than five years	1	2	2
Later than five years	—	—	—

	3	4	5

      The carrying amount of the Group’s lease obligations approximates their fair value.
      The Group has the following undrawn committed borrowing facilities as at 31 December:

	2005	2004	2003

	(All figures in £ millions)
Floating rate
— expiring within one year	—	—	—
— expiring beyond one year	786	641	950

	786	641	950

      In addition to the above facilities, there are a number of short-term facilities that are utilised in the normal course of business.

22	Provisions

	Deferred		Re-
	consideration	Integration	organisations	Leases	Other	Total

	(All figures in £ millions)
At 1 January 2005	20	5	11	14	7	57
Exchange differences	2	—	1	1	—	4
Charged to consolidated income statement
— Additional provisions	—	—	—	1	13	14
— Unused amounts reversed	—	—	(1)	(3)	(1)	(5)
On acquisition/disposal	5	—	—	—	—	5
Utilised during year	(1)	(2)	(6)	(1)	(1)	(11)

At 31 December 2005	26	3	5	12	18	64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	2005	2004	2003

	(All figures in £ millions)
Analysis of provisions
Non-current	31	43	59
Current	33	14	18

	64	57	77

      Deferred consideration — During the year, additional deferred consideration of £5m was incurred mainly relating to the acquisition of Index books.
      Integration — During the year, £2m of this balance has been utilised, primarily in relation to properties, severance and IT systems. The remaining provision should be utilised in the next two years.
      Reorganisations — There were no additional provisions in 2005 and £5m has been utilised, mainly in respect of redundancies.
      Lease commitments — These relate primarily to onerous lease contracts, acquired through business combinations, which have various expiry dates up to 2010. The provision is based on current occupancy estimates.

23	Trade and other liabilities

	2005	2004	2003

	(All figures in £ millions)
Trade payables	348	316	405
Social security and other taxes	21	14	4
Accruals and deferred income	600	509	465
Other liabilities	156	128	139

	1,125	967	1,013

Less: non-current portion
Accruals and deferred income	66	21	9
Other liabilities	85	78	61

	151	99	70

Current portion	974	868	943

      The carrying value of the Group’s trade and other liabilities approximates their fair value.

24	Employee benefits
Retirement benefit obligations
      The Group operates a number of retirement benefit plans throughout the world, the principal ones being in the UK and US. The major schemes are self-administered with the schemes’ assets being held independently of the Group. Retirement benefit costs are assessed in accordance with the advice of independent qualified actuaries. The UK Group scheme is a hybrid scheme with both defined benefit and defined contribution sections but, predominantly, consisting of defined benefit liabilities. There are a number of defined contribution schemes, principally overseas.
      The most recent actuarial valuation of the UK Group scheme was completed on 1 January 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The principal assumptions used for the UK Group scheme are shown below. Weighted average assumptions have been shown for the other schemes.

	2005	2005	2004	2004	2003	2003
	UK Group	Other	UK Group	Other	UK Group	Other
%	scheme	schemes	scheme	schemes	scheme	schemes

Inflation	2.80	2.95	2.80	2.98	2.75	2.98
Expected rate of increase in salaries	4.50	4.43	4.80	4.44	4.75	4.45
Expected rate of increase for pensions in payment and deferred pensions	2.50 to 4.00	—	2.80 to 4.00	—	2.75 to 4.00	—
Rate used to discount scheme liabilities	4.85	5.54	5.40	5.84	5.50	6.11
Expected return on assets	6.40	7.31	6.60	7.23	6.81	7.75

      The amounts recognised in the income statement are as follows:

		Defined
	UK Group	benefit		Defined	2005
	scheme	other	Sub Total	contribution	Total

	(All figures in £ millions)
Current service cost	(25)	(2)	(27)	(35)	(62)
Past service cost	—	—	—	—	—
Curtailments	—	2	2	—	2

Total operating charge	(25)	—	(25)	(35)	(60)

Expected return on plan assets	75	6	81	—	81
Interest on pension scheme liabilities	(79)	(6)	(85)	—	(85)

Net finance charge	(4)	—	(4)	—	(4)

Net income statement charge	(29)	—	(29)	(35)	(64)

Actual return on plan assets	214	7	221	—	221

		Defined
	UK Group	benefit		Defined	2004
	scheme	other	Sub Total	contribution	Total

	(All figures in £ millions)
Current service cost	(22)	(2)	(24)	(32)	(56)
Past service cost	—	—	—	—	—

Total operating charge	(22)	(2)	(24)	(32)	(56)

Expected return on plan assets	71	6	77	—	77
Interest on pension scheme liabilities	(72)	(6)	(78)	—	(78)

Net finance charge	(1)	—	(1)	—	(1)

Net income statement charge	(23)	(2)	(25)	(32)	(57)

Actual return on plan assets	135	9	144	—	144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

		Defined
	UK Group	benefit	Sub	Defined	2003
	scheme	other	Total	contribution	Total

	(All figures in £ millions)
Current service cost	(21)	(2)	(23)	(28)	(51)
Past service cost	—	—	—	—	—

Total operating charge	(21)	(2)	(23)	(28)	(51)

Expected return on plan assets	65	4	69	—	69
Interest on pension scheme liabilities	(67)	(7)	(74)	—	(74)

Net finance charge	(2)	(3)	(5)	—	(5)

Net income statement charge	(23)	(5)	(28)	(28)	(56)

Actual return on plan assets	145	12	157	—	157

      The total operating charge is included in administrative and other expenses.
      The amounts recognised in the balance sheet are as follows:

	2005	2005	2005		2004	2004	2004		2003	2003	2003
	UK	Other	Other		UK	Other	Other		UK	Other	Other
	Group	funded	unfunded	2005	Group	funded	unfunded	2004	Group	funded	unfunded	2003
	scheme	plans	plans	Total	scheme	plans	plans	Total	scheme	plans	plans	Total

	(All figures in £ millions)
Fair value of plan assets	1,390	110	—	1,500	1,198	82	—	1,280	1,089	75	—	1,164
Present value of plan liabilities	(1,661)	(131)	(11)	(1,803)	(1,502)	(104)	(9)	(1,615)	(1,340)	(105)	(9)	(1,454)

Net pension liability	(271)	(21)	(11)	(303)	(304)	(22)	(9)	(335)	(251)	(30)	(9)	(290)

Other post-retirement medical benefit obligation				(60)				(58)				(61)
Other pension accruals				(26)				(15)				(13)

Total retirement benefit obligations				(389)				(408)				(364)

      The following amounts have been recognised in the statement of recognised income and expense:

	2005	2004	2003

	(All figures in
	£ millions)
Amounts recognised for defined benefit schemes	21	(60)	(25)
Amounts recognised on post-retirement medical benefit schemes	5	(1)	(3)

Total recognised in year	26	(61)	(28)

Cumulative amounts recognised	(63)	(89)	(28)

      The fair value of plan assets comprises the following:

	2005	2005		2004	2004		2003	2003
	UK	Other		UK	Other		UK	Other
	group	funded	2005	Group	funded	2004	Group	funded	2003
%	scheme	plans	Total	scheme	plans	Total	scheme	plans	Total

Equities	47.4	4.3	51.7	49.7	4.2	53.9	50.5	4.2	54.7
Bonds	24.7	2.0	26.7	21.5	2.1	23.6	22.5	2.1	24.6
Properties	8.9	—	8.9	8.9	—	8.9	9.2	—	9.2
Other	11.7	1.0	12.7	13.5	0.1	13.6	11.4	0.1	11.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The plan assets do not include any of the Group’s own financial instruments, nor any property occupied by the Group.
      Changes in the values of plan assets and liabilities are as follows:

	2005			2004			2003
	UK Group	2005	2005	UK Group	2004	2004	UK Group	2003	2003
	scheme	Other	Total	scheme	Other	Total	scheme	Other	Total

	(All figures in £ millions)
Fair value of assets
Opening fair value of plan assets	1,198	82	1,280	1,089	75	1,164	974	57	1,031
Exchange differences	—	9	9	—	(5)	(5)	—	(5)	(5)
Expected return on plan assets	75	6	81	71	6	77	65	4	69
Actuarial gains and losses	139	1	140	64	3	67	80	8	88
Contributions by employer	35	10	45	30	9	39	24	9	33
Contributions by employee	6	—	6	6	—	6	6	—	6
Benefits paid	(63)	(6)	(69)	(62)	(6)	(68)	(60)	(6)	(66)
Acquisition through business combination	—	8	8	—	—	—	—	8	8

Closing fair value of plan assets	1,390	110	1,500	1,198	82	1,280	1,089	75	1,164

Present value of defined benefit obligation
Opening defined benefit obligation	(1,502)	(113)	(1,615)	(1,340)	(114)	(1,454)	(1,207)	(96)	(1,303)
Exchange differences	—	(12)	(12)	—	6	6	—	9	9
Current service cost	(25)	(2)	(27)	(22)	(2)	(24)	(21)	(2)	(23)
Curtailment	—	2	2	—	—	—	—	—	—
Interest cost	(79)	(6)	(85)	(72)	(6)	(78)	(67)	(7)	(74)
Contributions by employee	(6)	—	(6)	(6)	—	(6)	(6)	—	(6)
Acquisition through business combination	—	(10)	(10)	—	—	—	—	(10)	(10)
Benefits paid	63	6	69	62	6	68	60	6	66
Actuarial gains and losses	(112)	(7)	(119)	(124)	(3)	(127)	(99)	(14)	(113)

Closing defined benefit obligation	(1,661)	(142)	(1,803)	(1,502)	(113)	(1,615)	(1,340)	(114)	(1,454)

      The history of the defined benefit plans is as follows:

	2005	2004	2003

	(All figures in £ millions)
Present value of defined benefit obligation	(1,803)	(1,615)	(1,454)
Fair value of plan assets	1,500	1,280	1,164

Net pension liability	(303)	(335)	(290)

Experience adjustments on plan liabilities	(119)	(127)	(113)
Experience adjustments on plan assets	140	67	88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The expected rates of return on categories of plan assets are determined by reference to relevant indices. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan’s investment portfolio.
      The Group expects to contribute approximately £41m to its defined benefit plans in 2006.
Other post-retirement obligations
      The Group operates a number of post-retirement medical benefit schemes, principally in the USA. These plans are unfunded. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension schemes.
      The principal assumptions used are shown below:

%	2005	2004	2003

Inflation	3.0	3.0	3.0
Initial rate of increase in healthcare rates	10.0	12.0	12.0
Ultimate rate of increase in healthcare rates	5.0	5.0	5.0
Rate used to discount scheme liabilities	5.6	6.1	6.1
      The amounts recognised in the income statement are as follows:

	2005	2004	2003

	(All figures in £ millions)
Current service cost	(1)	(1)	(1)
Interest cost	(3)	(4)	(4)

Net income statement charge	(4)	(5)	(5)

      The current service cost has been included in administrative and other expenses.

	2005	2004	2003

	(All figures in £ millions)
Opening obligation	(58)	(61)	(63)
Exchange differences	(7)	6	6
Current service cost	(1)	(1)	(1)
Interest cost	(3)	(4)	(4)
Benefits paid	4	3	4
Actuarial gains and losses	5	(1)	(3)

Closing obligation	(60)	(58)	(61)

      The effect of a one percentage point increase (and decrease) in the assumed medical cost trend rates is as follows:

	2005	2005	2004	2004	2003	2003
	1% increase	1% decrease	1% increase	1% decrease	1% increase	1% decrease

	(All figures in £ millions)
Effect on:
Aggregate of service cost and interest cost	0.2	(0.2)	0.2	(0.2)	0.3	(0.3)
Defined benefit obligation	4.7	4.1	4.1	(3.7)	4.8	(4.2)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Share-based compensation
      The Group recognised the following charges in the income statement in respect of its share-based payment plans:

	2005	2004	2003

	(All figures in £ millions)
Pearson plans	13	15	20
IDC plans	10	10	9

Total share-based payment costs	23	25	29

      The Group operates the following equity-settled employee option and performance plans:

Profit Sharing Plan — The Group operates a profit sharing plan for all employees, the payment of which is at the discretion of the Pearson board and may be made in cash or Pearson shares.

Save for Shares Plans — Since 1994 the Group has operated a Save-As-You-Earn plan for UK employees. In 1998, the Group introduced a Worldwide Save for Shares Plan. Under these plans, employees can save a portion of their monthly salary over periods of three, five or seven years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the time of the commencement of the employee’s participation in the plan. Options that are not exercised within six months of the third, fifth or seventh anniversary after grant lapse unconditionally.

Employee Stock Purchase Plan — In 2000, the Group established an Employee Stock Purchase Plan which allows all employees in the United States to save a portion of their monthly salary over six month periods. At the end of the period the employee has the option to purchase ADRs with their accumulated funds at a purchase price equal to 85% of the lower of the market price prevailing at the beginning or end of the period.

Executive Share Option Plan — Under this plan, options were granted to senior management at an exercise price equal to the market price of the shares on the date of grant. Options granted prior to 1996 are not subject to performance conditions. The exercise of options granted since 1996 is subject to growth in the Group’s adjusted earnings per share over a three year period prior to exercise. Options become exercisable on the third anniversary of the date of grant and lapse if they remain unexercised at the tenth. No new awards will be made under this plan.

Reward Plan — Awards of premium priced options were made under this plan in 1999 and 2000 with an exercise price above the market value of the shares at the grant date. The exercise of options is subject to Pearson’s share price remaining above certain thresholds for specified periods of time and to growth in the Group’s adjusted earnings per share over the three year period prior to exercise. Options became exercisable on the third anniversary of the date of grant and lapse if they remain unexercised at the tenth. No new awards will be made under this plan.

Special Share Option Plan — In 2000, the Group made a special one-off award of share options with an exercise price equal to the market price of the shares on the grant date. They vested in tranches of 50% on the first anniversary of the date of grant and 25% on the second and third anniversaries of the grant date. Options lapse if they remain unexercised at the tenth anniversary of the grant date. No new awards will be made under this plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Long-Term Incentive Plan — This plan was introduced in 2001 and consists of two parts: share options and/or restricted shares.

Options were granted under this plan in 2001 based on a pre-grant earnings per share growth test and are not subject to further performance conditions on exercise. The options became exercisable in tranches and lapse if they remain unexercised at the tenth anniversary of the date of grant.

The vesting of restricted shares is normally dependent upon the satisfaction of corporate performance targets over a three year period. These targets may be based on market and/or non-market performance criteria. Restricted shares granted in 2001 vested based on Pearson’s three-year cumulative free cash flow per share performance. Awards made in December 2002 and September 2003 vest in tranches. One sixth of the award vests after three years with no performance conditions. The vesting of the balance depends on Pearson’s share price performance over the seven year period following the grants. Restricted shares awarded in December 2004 and September 2005 vest dependent on the following market and non-market performance criteria: relative shareholder return, return on invested capital and a combination of earnings per share and sales growth. The award is split equally across all three measures.

Annual Bonus Share Matching Plan — This plan permits executive directors and senior executives around the Group to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the Group meets an earnings per share growth target, the Company will match them on a gross basis of up to one share for everyone held after three years and another one for two originally held after five years.
      The number and weighted average exercise prices of share options granted under the Group’s schemes are as follows:

	2005	2005	2004	2004	2003	2003
	Number of	Weighted	Number of	Weighted	Number of	Weighted
	share	average	share	average	share	average
	options	exercise	options	exercise	options	exercise
	000s	price £	000s	price £	000s	price £

Outstanding at beginning of year	26,179	5.93	32,284	6.93	35,608	8.84
Granted during the year	606	5.06	886	4.56	2,309	5.16
Exercised during the year	(324)	6.78	(254)	10.10	(89)	10.60
Forfeited during the year	(4,352)	10.42	(6,301)	7.49	(5,053)	16.25
Expired during the year	(432)	—	(436)	—	(491)	—

Outstanding at end of year	21,677	5.05	26,179	5.93	32,284	6.93

Options exercisable at the end of year	7,634	7.80	9,071	9.23	9,882	9.44

      Options were exercised regularly throughout the year. The weighted average share price during the year was £6.52 (2004: £6.25; 2003: £5.72). Early exercises are treated as an acceleration of vesting and the remaining charge is recognised at the date of exercise.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

	2005	2005	2004	2004	2003	2003
	Number of	Weighted	Number of	Weighted	Number of	Weighted
	share	average	share	average	share	average
Range of exercise prices	options	contractual	options	contractual	options	contractual
	£000s	life years	000s	life years	000s	life years

0 — 5	2,773	2.08	3,251	2.97	2,740	3.66
5 — 10	5,555	4.48	6,538	5.44	7,797	6.02
10 — 15	8,237	4.63	9,604	5.57	11,758	6.63
15 — 20	1,168	3.80	1,469	4.81	2,210	5.78
20 — 25	930	3.80	1,346	4.92	2,210	6.02
>25	3,014	4.22	3,971	4.65	5,569	5.79

	21,677	4.13	26,179	5.00	32,284	5.99

      In 2005, 2004 and 2003 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.
      The weighted average estimated fair values and the inputs in to the Black-Scholes model are as follows:

	2005	2004	2003
	Weighted	Weighted	Weighted
	average	average	average

Fair value	£2.34	£2.70	£1.82

Weighted average share price	£6.54	£6.58	£5.15
Weighted average exercise price	£5.08	£4.96	£4.25
Expected volatility	33.69%	41.95%	48.74%
Expected life	3.6 years	3.8 years	4.0 years
Risk free rate	4.48%	4.77%	3.84%
Expected dividend yield	2.40%	2.72%	4.55%
Forfeiture rate	20.0%	21.1%	18.7%

      The expected volatility is based on the historic volatility of the Company’s share price over the previous 3 — 7 years depending on the vesting term of the options.
      During the year the following shares were granted under restricted share arrangements:

	2005	2005		2004		2003
	Number	Weighted	2004	Weighted	2003	Weighted
	of shares	average	Number	average	Number	average
	000s	fair value	of shares	fair value	of shares	fair value
			£000s		£000s	£

Annual Bonus Share Matching Plan	71	5.57	53	5.42	108	4.36
Long-term Incentive Plan	3,987	5.05	2,413	4.54	1,711	5.21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The fair value of shares awarded under the Annual Bonus Share Matching Plan was determined using a Black-Scholes model. Shares awarded under the Long-Term Incentive Plan were also valued using a Black-Scholes model provided the shares vest unconditionally. The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2005	2004
	Weighted	Weighted
	Average	Average

Fair value	£6.19	£4.54

Weighted average share price	£6.69	£6.13
Weighted average exercise price	—	—
Expected volatility	32.79%	38.39%
Expected life	3.3 years	3.0 years
Risk free rate	4.19%	4.59%
Expected dividend yield	2.35%	4.00%
Forfeiture rate	9.9%	4.5%

      In 2003, no restricted shares granted were valued using a Black-Scholes model. The fair value of restricted shares that vest conditionally upon the fulfilment of a market condition were valued by an independent actuary using a Monte Carlo model. Shares with a non-market vesting condition were fair valued based on the share price at the date of grant taking into account any future dividend payments. The performance conditions were considered by adjusting the number of shares expected to vest based on the most likely outcome of the relevant performance criteria.
Subsidiary share option plans
      IDC, a 61% subsidiary of the Group, operates the following share-based payment plans:

2001 Employee Stock Purchase Plan In 2001, IDC adopted the 2001 Employee Stock Purchase Plan for all eligible employees worldwide. The 2001 Employee Stock Purchase Plan allows employees to purchase stock at a discounted price at specific times.

2000 Long-Term Incentive Plan Under this plan, the Compensation Committee of the Board of Directors can grant share-based awards representing up to 20% of the total number of shares of common stock outstanding at the date of grant. The plan provides for the discretionary issuance of share-base awards to directors, officers and employees of IDC, as well as persons who provide consulting or other services to IDC. The exercise price for all options granted to date has been equal to the market price of the underlying shares at the date of grant. Options expire ten years from the date of grant and generally vest over a three to four year period without any performance criteria attached.
      In addition, grants of restricted stock can be made to certain executives and members of the Board of Directors of IDC. The awarded shares are available for distribution, at no cost, at the end of a three-year vesting period. No performance criteria are attached to shares granted under this plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The number and weighted average exercise prices of share options granted under the 2000 Long-Term Incentive Plan is as follows:

		2005			2004			2003
	2005	Weighted	2005	2004	Weighted	2004	2003	Weighted	2003
	Number	average	Weighted	Number	average	Weighted	Number	average	Weighted
	of share	exercise	average	of share	exercise	average	of share	exercise	average
	options	price	exercise	options	price	exercise	options	price	exercise
	000s	$	price £	000s	$	price £	000s	$	price £

Outstanding at beginning of year	9,832	13.46	7.36	9,358	12.15	7.44	8,619	10.43	6.38
Granted during the year	1,940	21.38	11.80	1,937	17.48	9.56	2,107	16.40	10.04
Exercised during the year	(1,412)	11.57	6.39	(1,157)	9.59	5.24	(1,195)	7.20	4.41
Forfeited during the year	(292)	16.86	9.31	(306)	13.32	7.28	(173)	12.36	7.57

Outstanding at end of year	10,068	15.16	8.37	9,832	13.46	7.36	9,358	12.15	7.44

Options exercisable at end of year	6,052	12.58	6.94	5,321	11.41	6.24	4,259	9.93	6.08

      The options outstanding at the end of the year have a weighted average remaining contractual life and exercise price as follows:

	2005	2005	2004	2004	2003	2003
	Number	Weighted	Number	Weighted	Number	Weighted
	of share	average	of share	average	of share	average
Range of exercise prices	options	contractual	options	contractual	options	contractual
	$000s	life years	000s	life years	000s	life years

0 — 4.4	33	4.2	64	4.3	143	6.1
4.4 — 7.5	206	3.6	287	4.5	499	5.0
7.5 — 12	2,685	5.3	3,398	6.3	4,117	7.3
12 — 20	5,243	7.4	6,083	8.4	4,599	8.8
>20	1,901	9.5	—	—	—	—

	10,068	5.4	9,832	7.5	9,358	7.9

      During the year IDC granted the following shares under restricted share arrangements:

		2005
	2005	Weighted	2005		2004	2004		2003	2003
	Number	average	Weighted	2004	Weighted	Weighted	2003	Weighted	Weighted
	of shares	fair value	average	Number	average	average	Number	average	average
	000s	$	fair value	of shares	fair value	fair value	of shares	fair value	fair value
				£000s	$		£000s	$	£

2000 Long-Term Incentive Plan	148	20.57	11.35	69	17.57	9.61	76	16.97	10.39
2001 Employee Stock Purchase Plan	178	3.68	2.03	124	3.24	1.77	118	2.64	1.62
      Shares awarded under the 2000 Long-Term Incentive Plan were valued based on the share price prevailing at the date of grant. The fair value of the options granted under the Long-Term Incentive Plan and of the shares awarded under the 2001 Employee Stock Purchase Plan was estimated using a Black-Scholes model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	Long-Term Incentive Plan			Employee Stock Purchase Plan

	2005	2004	2003	2005	2004	2003
	Weighted	Weighted	Weighted	Weighted	Weighted	Weighted
	average	average	average	average	average	average

Fair value	$ 5.56	$ 7.50	$ 8.09	$ 3.68	$ 3.24	$ 2.64

Weighted average share price	$21.38	$17.48	$16.40	$15.46	$14.48	$11.24
Weighted average exercise price	$21.38	$17.48	$16.40	$15.46	$14.48	$11.24
Expected volatility	24.50%	32.20%	61.10%	20.00%	20.00%	25.00%
Expected life	4.0 years	4.0 years	4.0 years	0.5 years	0.5 years	0.5 years
Risk free rate	3.86%	3.45%	2.00%	2.33%	1.03%	1.20%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Forfeiture rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

      The expected volatility is based on the historic volatility of IDC’s share price over the vesting term of the options.

25	Share capital and share premium

	Number of	Ordinary	Share
	shares	shares	premium
	(thousands)	£m	£m

At 1 January 2003	801,662	200	2,465
Issue of shares — share option schemes	726	1	4

At 31 December 2003	802,388	201	2,469
Issue of shares — share option schemes	862	—	4

At 31 December 2004	803,250	201	2,473
Issue of shares — share option schemes	770	—	4

At 31 December 2005	804,020	201	2,477

      The total authorised number of ordinary shares is 1,186 million shares (2004: 1,182 million shares; 2003: 1,178 million shares) with a par value of 25 pence per share (2004: 25p per share;2003:25p per share). All issued shares are fully paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26	Other reserves

				Total
	Treasury	Translation	Fair value	other	Retained
	shares	reserve	reserve	reserves	earnings

	(All figures in £ millions)
At 1 January 2003	(121)	—	—	(121)	644
Net exchange differences on translation of foreign operations	—	(288)	—	(288)	—
Purchase of treasury shares	(1)	—	—	(1)	—
Profit for the year attributable to equity holders of the parent	—	—	—	—	252
Dividends paid	—	—	—	—	(188)
Equity settled transactions	—	—	—	—	29
Actuarial gains and losses on defined benefit schemes	—	—	—	—	(28)
Taxation on items taken directly to equity	—	—	—	—	—

At 31 December 2003	(122)	(288)	—	(410)	709

Net exchange differences on translation of foreign operations	—	(203)	—	(203)	—
Purchase of treasury shares	(10)	—	—	(10)	—
Profit for the year attributable to equity holders of the parent	—	—	—	—	262
Dividends paid	—	—	—	—	(195)
Equity settled transactions	—	—	—	—	25
Actuarial gains and losses on defined benefit schemes	—	—	—	—	(61)
Taxation on items taken directly to equity	—	—	—	—	9

At 31 December 2004	(132)	(491)	—	(623)	749

Net exchange differences on translation of foreign operations	—	327	—	327	—
Cumulative translation adjustment disposed	—	(14)	—	(14)	—
Purchase of treasury shares	(21)	—	—	(21)	—
Profit for the year attributable to equity holders of the parent	—	—	—	—	624
Dividends paid	—	—	—	—	(205)
Equity settled transactions	—	—	—	—	23
Actuarial gains and losses on defined benefit schemes	—	—	—	—	26
Taxation on items taken directly to equity	—	—	—	—	12
Transition adjustment on adoption of IAS 39 (note 34)	—	3	—	3	(15)

At 31 December 2005	(153)	(175)	—	(328)	1,214

      The translation reserve includes exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27	Business combinations
      On 22 July 2005 the Group acquired 100% of the voting rights of AGS Publishing, an educational assessments and curriculum materials publisher. In addition, several other businesses were acquired in the current and prior years, none of which were individually material to the Group.
      The assets and liabilities arising from acquisitions in each of the years are as follows:

	2005
						2004	2003
	AGS	AGS	AGS	Other	Total	Total	Total
	carrying	fair value	fair	fair	fair	fair	fair
	amount	adjs	value	value	value	value	value

	(All figures in £ millions)
Tangible fixed assets	1	—	1	6	7	1	10
Intangible assets	—	58	58	31	89	15	44
Intangible assets — pre-publication	15	—	15	—	15	—	—
Inventory	3	—	3	7	10	2	—
Receivables	7	—	7	25	32	3	32
Payables	(5)	(1)	(6)	(36)	(42)	(4)	(95)
Provisions	(2)	—	(2)	(1)	(3)	1	(4)
Deferred taxation	—	(20)	(20)	(1)	(21)	—	(15)
Cash and cash equivalents	(1)	—	(1)	4	3	—	34
Equity minority interests	—	—	—	8	8	(3)	(8)

Net assets/(liabilities) acquired at fair value	18	37	55	43	98	15	(2)

Goodwill	105	—	105	50	155	22	113

Total			160	93	253	37	111

Satisfied by:
Cash			(160)	(89)	(249)	(39)	(87)
Deferred cash consideration			—	(5)	(5)	—	(24)
Costs provided for			—	1	1	(1)	—
Net prior year adjustments			—	—	—	3	—

Total consideration			(160)	(93)	(253)	(37)	(111)

Book value of net assets/(liabilities acquired)			18	40	58	4	(32)
Fair value adjustments			37	3	40	1	30

Fair value to the Group			55	43	98	5	(2)

      The fair value adjustments relating to the acquisition of AGS are provisional and will be finalised during 2006. They include the valuation of intangible assets, the related deferred tax effect and recognition of provisions. Adjustments to 2004 provisional fair values largely relate to the acquisition of Dominie Press.
      Net cash outflow on acquisition:

	2005	2004	2003

	(All figures in £ millions)
Cash — current year acquisitions	(249)	(39)	(87)
Deferred payments for prior year acquisitions and other items	—	(2)	(7)
Cash and cash equivalents acquired	3	—	34

Cash outflow on acquisition	(246)	(41)	(60)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The goodwill arising on the acquisition of AGS is attributable to the profitability of the acquired business and the significant synergies expected to arise.
      AGS contributed £21m of sales and £6m to the Group’s profit before tax between the date of acquisition and the balance sheet date. Other businesses acquired contributed £1m to the Group’s profit before tax between the date of acquisition and the balance sheet date.
      If the acquisitions had been completed on 1 January 2005, total Group sales for the period would have been £4,168m, and profit before tax would have been £474m.

28	Disposals
      In April 2005 the Group disposed of its 79% interest in Recoletos Grupo de Communicación S.A.

	2005
				2004	2003
	Recoletos	Other	Total	Total	Total

	(All figures in £ millions)
Disposal of subsidiaries
Property, plant and equipment	(48)	—	(48)	—	(3)
Other financial assets	(2)	—	(2)	—	—
Associates	(3)	—	(3)	—	—
Inventory	(4)	—	(4)	—	(2)
Receivables	(59)	—	(59)	(4)	(9)
Payables	68	3	71	2	10
Provisions	2	1	3	—	—
Deferred taxation	8	—	8	—	—
Net (cash and cash equivalents)/borrowings	(132)	(2)	(134)	1	1
Equity minority interests	60	(6)	54	(4)	—
Attributable goodwill	(98)	(6)	(104)	(4)	(4)
Currency translation adjustment	14	—	14	—	—

Net assets disposed of	(194)	(10)	(204)	(9)	(7)

Proceeds received	503	10	513	8	1
Costs	(3)	—	(3)	(2)	(1)
Deferred consideration	—	—	—	—	2
Net prior year adjustments	—	—	—	—	1

Profit/(loss) on sale	306	—	306	(3)	(4)

	2005	2004	2003

Cash flow from disposals
Cash — current year disposals	513	8	1
Costs paid	(3)	(2)	(2)
Deferred receipts and payments from prior year disposals and other amounts	—	—	(3)
Cash and cash equivalents/net debt disposed of	(134)	1	1

Net cash outflow	376	7	(3)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29	Cash generated from operations

	2005	2004	2003

	(All figures in £ millions)
Net profit	644	284	275
Adjustments for:
Tax	125	70	84
Depreciation	80	84	85
Amortisation of purchased intangible assets	11	5	4
Amortisation of other intangible assets	18	20	28
Amortisation of pre-publication investment	192	168	158
Loss on sale of property, plant and equipment	—	4	2
(Profit)/loss on sale of other financial assets	—	(16)	1
Net finance costs	70	76	90
Share of results of joint ventures and associates	(14)	(10)	(4)
(Profit)/loss on sale of subsidiaries and associates	(346)	3	(8)
Net foreign exchange losses/(gains) from transactions	39	(15)	(51)
Share-based payments	23	25	29
Inventories	(17)	(12)	10
Trade and other receivables	(4)	(18)	(92)
Trade and other payables	71	61	(50)
Provisions	(17)	(24)	(30)

Cash generated from operations	875	705	531

      In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2005	2004	2003

	(All figures in
	£ millions)
Net book amount	3	8	10
Loss on sale of property, plant and equipment	—	(4)	(2)

Proceeds from sale of property, plant and equipment	3	4	8

Non-cash transactions
The principal non-cash transactions are movements in finance lease obligations	—	(1)	(1)

30	Contingencies
      There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities of the Group in respect of legal claims. None of these claims is expected to result in a material gain or loss to the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
31     Commitments
Capital commitments
      Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2005	2004	2003

	(All figures in
	£ millions)
Property, plant and equipment	1	6	1

      The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The Group also leases various plant and equipment under operating lease agreements, also with varying terms. The lease expenditure charged to the income statement during the year is disclosed in note 5.
      The future aggregate minimum lease payments in respect of operating leases are as follows:

	2005	2004	2003

	(All figures in £ millions)
Not later than one year	129	117	123
Later than one year and not later than five years	397	353	375
Later than five years	869	584	529

	1,395	1,054	1,027

32     Related party transactions
      Joint ventures and associates Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 13. Amounts falling due from joint ventures and associates are set out in note 19.
      Key management personnel are deemed to be the members of the board of directors of Pearson plc. It is this board which has responsibility for planning, directing and controlling the activities of the Group. Key management personnel compensation is disclosed in the directors’ remuneration report.
      There were no other material related party transactions.
      No guarantees have been provided to related parties.
33     Events after the balance sheet date
      On 9 January 2006 Pearson announced the purchase of 1,130,739 shares in Interactive Data Corporation (IDC) for $21.67 per share in cash. This purchase brings Pearson’s total holding in IDC to almost 62%. On 23 January 2006 Pearson announced the acquisition of Promissor, a leading professional testing business from Houghton Mifflin Company for $42m in cash. On April 25, 2006 Pearson announced the acquisition of National Evaluation Systems, Inc, a leading teacher certification testing company in the US. On May 5, 2006 Pearson announced the acquisition of an 80% stake in Paravia Bruno Mondadori, one of Italy’s leading educational publishing companies.
34     Explanation of transition to IFRS
      These are the Group’s first consolidated financial statements prepared in accordance with IFRS as adopted by the EU.
      The accounting policies set out in note 1 have been applied in preparing the financial statements for the year ended 31 December 2005, the comparative information presented in these financial statements for the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
years ended 31 December 2004 and 31 December 2003 and the preparation of an opening IFRS balance sheet at 1 January 2003 (the Group’s date of transition). IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IAS 32 ‘Financial Instruments: Disclosure and Presentation’ have not been applied to the comparative periods because the Group has taken a transitional exemption and adopted those standards prospectively from 1 January 2005. The effect of the transitional adjustment on the balance sheet as at 1 January 2005 is set out in the tables below.
      In preparing its opening IFRS balance sheet, the Group has made adjustments to amounts previously reported in its financial statements under UK GAAP. An explanation of how the transition from previous UK GAAP to IFRS has affected the Group’s financial position and cash flows is set out in the tables and notes below. These adjustments include some reclassifications of items within the income statement and within the balance sheet in accordance with IFRS disclosure requirements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Balance sheet as at 1 January 2003 (date of transition)

	UK GAAP	Adjs	IFRS

	(All figures in £ millions)
Assets
Non-current assets
Property, plant and equipment	503	(68)	435
Intangible assets	3,610	71	3,681
Investments in joint ventures and associates	113	(7)	106
Deferred income tax assets	—	374	374
Other financial assets	22	—	22
Other receivables	—	74	74

	4,248	444	4,692

Current assets
Intangible assets — pre-publication	—	380	380
Inventories	734	(380)	354
Trade and other receivables	1,059	(79)	980
Deferred income tax assets	174	(174)	—
Cash and cash equivalents	575	(10)	565

	2,542	(263)	2,279

Total assets	6,790	181	6,971

Liabilities
Non-current liabilities
Financial liabilities — Borrowings	(1,734)	(2)	(1,736)
Deferred income tax liabilities	—	(119)	(119)
Retirement benefit obligations	—	(351)	(351)
Provisions for other liabilities and charges	(165)	120	(45)
Other liabilities	(60)	(10)	(70)

	(1,959)	(362)	(2,321)

Current liabilities
Trade and other liabilities	(1,114)	178	(936)
Financial liabilities — Borrowings	(249)	(3)	(252)
Current income tax liabilities	—	(52)	(52)
Provisions for other liabilities and charges	—	(34)	(34)

	(1,363)	89	(1,274)
Total liabilities	(3,322)	(273)	(3,595)

Net assets	3,468	(92)	3,376

Equity
Share capital	200	—	200
Share premium	2,465	—	2,465
Other reserves	(121)	—	(121)
Retained earnings	732	(88)	644

Total equity attributable to equity holders of the Company	3,276	(88)	3,188
Minority interest	192	(4)	188

Total equity	3,468	(92)	3,376

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Balance sheet as at 31 December 2003

	UK GAAP	Adjs	IFRS

	(All figures in £ millions)
Assets
Non-current assets
Property, plant and equipment	468	(66)	402
Intangible assets	3,260	290	3,550
Investments in joint ventures and associates	64	—	64
Deferred income tax assets	—	342	342
Other financial assets	21	—	21
Other receivables	—	100	100

	3,813	666	4,479

Current assets
Intangible assets — pre-publication	—	362	362
Inventories	683	(364)	319
Trade and other receivables	1,134	(109)	1,025
Deferred income tax assets	145	(145)	—
Cash and cash equivalents	561	(10)	551

	2,523	(266)	2,257

Total assets	6,336	400	6,736

Liabilities
Non-current liabilities
Financial liabilities — Borrowings	(1,347)	(2)	(1,349)
Deferred income tax liabilities	—	(140)	(140)
Retirement benefit obligations	—	(364)	(364)
Provisions for other liabilities and charges	(152)	93	(59)
Other liabilities	(45)	(25)	(70)

	(1,544)	(438)	(1,982)

Current liabilities
Trade and other liabilities	(1,129)	186	(943)
Financial liabilities — Borrowings	(575)	(3)	(578)
Current income tax liabilities	—	(54)	(54)
Provisions for other liabilities and charges	—	(18)	(18)

	(1,704)	111	(1,593)
Total liabilities	(3,248)	(327)	(3,575)

Net assets	3,088	73	3,161

Equity
Share capital	201	—	201
Share premium	2,469	—	2,469
Other reserves	(122)	(288)	(410)
Retained earnings	345	364	709

Total equity attributable to equity holders of the Company	2,893	76	2,969
Minority interest	195	(3)	192

Total equity	3,088	73	3,161

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Balance sheet as at 31 December 2004

	UK GAAP	Adjs	IFRS

	(All figures in £ millions)
Assets
Non-current assets
Property, plant and equipment	473	(118)	355
Intangible assets	2,890	388	3,278
Investments in joint ventures and associates	48	(1)	47
Deferred income tax assets	—	359	359
Other financial assets	17	(2)	15
Other receivables	—	102	102

	3,428	728	4,156

Current assets
Intangible assets — pre-publication	—	356	356
Inventories	676	(362)	314
Trade and other receivables	1,104	(171)	933
Deferred income tax assets	165	(165)	—
Cash and cash equivalents	613	(152)	461

	2,558	(494)	2,064
Non-current assets classified as held for sale	—	358	358

	2,558	(136)	2,422

Total assets	5,986	592	6,578

Liabilities
Non-current liabilities
Financial liabilities — Borrowings	(1,712)	(2)	(1,714)
Deferred income tax liabilities	—	(139)	(139)
Retirement benefit obligations	—	(408)	(408)
Provisions for other liabilities and charges	(123)	80	(43)
Other liabilities	(60)	(39)	(99)

	(1,895)	(508)	(2,403)

Current liabilities
Trade and other liabilities	(1,168)	300	(868)
Financial liabilities — Borrowings	(107)	(2)	(109)
Current income tax liabilities	—	(89)	(89)
Provisions for other liabilities and charges	—	(14)	(14)

	(1,275)	195	(1,080)
Liabilities directly associated with non-current assets classified as held for sale	—	(81)	(81)

Total liabilities	(3,170)	(394)	(3,564)

Net assets	2,816	198	3,014

Equity
Share capital	201	—	201
Share premium	2,473	—	2,473
Other reserves	(132)	(491)	(623)
Retained earnings	61	688	749

Total equity attributable to equity holders of the Company	2,603	197	2,800
Minority interest	213	1	214

Total equity	2,816	198	3,014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Adjustments to equity

	Notes	1 Jan 2003	31 Dec 2003	31 Dec 2004

		(All figures in £ millions)
Total equity UK GAAP		3,468	3,088	2,816
Goodwill amortisation	a	66	228	394
Intangible assets acquired	b	—	40	48
Intangible assets — capitalised software costs	c	3	—	—
Intangible assets — pre-publication expenditure	d	—	—	—
Share-based payments	e	13	15	22
Employee benefits	f	(259)	(284)	(338)
Leases	g	(12)	(22)	(33)
Joint ventures	h	(3)	(5)	(6)
Associates	i	(10)	(10)	(8)
Income taxes	j	(3)	(5)	(7)
Dividends	k	115	119	125
Other		(2)	(3)	1
Discontinued operations	l	—	—	—

Total adjustments to equity		(92)	73	198

Total equity IFRS		3,376	3,161	3,014

Income statement for the year to 31 December 2003

	UK GAAP	Adjs	IFRS

	(All figures in £ millions)
Continuing operations
Sales	4,048	(198)	3,850
Cost of goods sold	(1,910)	64	(1,846)

Gross profit	2,138	(134)	2,004
Operating expenses	(1,912)	318	(1,594)
Other net gains and losses	6	(12)	(6)
Share of results of joint ventures and associates	—	2	2

Operating profit	232	174	406
Net finance costs	(80)	(13)	(93)

Profit before tax	152	161	313
Income tax	(75)	14	(61)

Profit for the year from continuing operations	77	175	252
Profit for the year from discontinued operations	—	23	23

Profit for the year	77	198	275

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Income statement for the year to 31 December 2004

	UK GAAP	Adjs	IFRS

	(All figures in £ millions)
Continuing operations
Sales	3,919	(223)	3,696
Cost of goods sold	(1,866)	77	(1,789)

Gross profit	2,053	(146)	1,907
Operating expenses	(1,832)	312	(1,520)
Other net gains and losses	9	—	9
Share of results of joint ventures and associates	10	(2)	8

Operating profit	240	164	404
Net finance costs	(69)	(10)	(79)

Profit before tax	171	154	325
Income tax	(62)	(1)	(63)

Profit for the year from continuing operations	109	153	262
Profit for the year from discontinued operations	—	22	22

Profit for the year	109	175	284

Adjustments to profit

	Notes	2003	2004

		(All figures in £
		millions)
Profit for the year UK GAAP		77	109

Goodwill amortisation	a	242	204
Intangible assets acquired	b	(4)	(5)
Intangible assets — capitalised software costs	c	(1)	(1)
Intangible assets — pre-publication expenditure	d	—	—
Share-based payments	e	(23)	(16)
Employee benefits	f	1	6
Leases	g	(10)	(12)
Joint ventures	h	(2)	(2)
Associates	i	(2)	(2)
Income taxes	j	(2)	(2)
Other		(1)	5
Discontinued operations	l	—	—

Total adjustments to profit for the year		198	175

Profit for the year IFRS		275	284

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Cash flow for the year to 31 December 2003

	UK GAAP	Adjs	IFRS

	(All figures in £ millions)
Cash flows from operating activities	228	172	400
Cash flows from investing activities	(91)	(172)	(263)
Cash flows from financing activities	(228)	86	(142)
Effects of exchange rate changes on cash and cash equivalents	37	8	45

Net (decrease)/increase in cash and cash equivalents	(54)	94	40

Cash and cash equivalents at beginning of year	340	148	488
Cash and cash equivalents at end of year	286	242	528

Cash flow for the year to 31 December 2004

	UK GAAP	Adjs	IFRS

	(All figures in £ millions)
Cash flows from operating activities	387	175	562
Cash flows from investing activities	(102)	(179)	(281)
Cash flows from financing activities	(255)	(6)	(261)
Effects of exchange rate changes on cash and cash equivalents	(3)	(1)	(4)

Net increase/(decrease) in cash and cash equivalents	27	(11)	16

Cash and cash equivalents at beginning of year	286	242	528
Cash and cash equivalents at end of year	313	231	544

Effect of IAS 32 and IAS 39 transitional adjustment (note 1m)

	31 Dec 2004	Adj	1 Jan 2005

	(All figures in £ millions)
Non-current assets
Deferred income tax assets	359	5	364
Financial assets — Derivative financial instruments	—	145	145

Current assets
Financial assets — Derivative financial instruments	—	1	1

Non-current liabilities
Financial liabilities — Borrowings	(1,714)	(134)	(1,848)
Financial liabilities — Derivative financial instruments	—	(40)	(40)

Current liabilities
Trade and other liabilities	(868)	14	(854)
Financial liabilities — Borrowings	(109)	—	(109)
Financial liabilities — Derivative financial instruments	—	(3)	(3)

Reserves	(126)	12	(114)

First-time adoption exemptions applied
      IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ sets out the transition rules which must be applied when IFRS is adopted for the first time in reporting IFRS financial information. In

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
general the Group is required to select accounting policies in accordance with IFRS valid at its first IFRS reporting date and apply those polices retrospectively. The standard sets out certain mandatory exceptions to retrospective application and certain optional exemptions. The most significant optional exemptions adopted by the Group are set out below:

1	Business combinations
      The Group has elected not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition. Subject to the transition adjustments to IFRS required by IFRS 1, the accounting for business combinations before the date of transition is grandfathered at the date of transition from the UK GAAP financial statements.

2	Employee benefits
      All cumulative actuarial gains and losses have been recognised in full in the period in which they occur in the statement of recognised income and expense in accordance with IAS 19 ‘Employee Benefits’ (as amended on 16 December 2004).

3	Share-based payments
      The Group has elected to apply IFRS 2 ‘Share-based Payment’ retrospectively to all options granted but not fully vested at the date of transition. Consequently the share-based payment charge from 2003 represents the charge for all options granted and not fully vested at 31 December 2002.

4	Financial instruments
      The Group has elected to apply IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IAS 32 ‘Financial Instruments: Disclosure and Presentation’ from 1 January 2005. After this date, where hedge accounting cannot be applied under IAS 39, changes in the market value of financial instruments will be taken to the income statement. No adjustment to the 2003 or 2004 UK GAAP financial statements was required due to the chosen adoption date of IAS 32 and IAS 39.

5	Cumulative translation differences
      The Group has deemed the cumulative translation differences for foreign operations to be zero at the date of transition. Any gains and losses on disposals of foreign operations will exclude translation differences arising prior to the transition date.
Significant adjustments
      a. Goodwill amortisation — IFRS 3 ‘Business Combinations’ requires that goodwill is not amortised but instead is subject to an impairment review annually or when there are indications that the carrying value may not be recoverable. The Group has elected not to apply IFRS 3 retrospectively to business combinations before the date of transition.
      b. Intangible assets acquired — Business combinations since the date of transition have been accounted for in accordance with IFRS 3 ‘Business Combinations’, with intangible assets recognised and amortised over their useful economic lives where they are separable or arise from a contractual or legal right. As part of the acquisition of Comstock Inc in February 2003, certain intangible assets were acquired, mainly relating to customer lists and acquired technology, which are being amortised over periods between two and 30 years. In addition, other less significant intangible assets, mainly relating to publishing rights, have been recognised for some of the smaller acquisitions made during 2004 and amortised over periods of up to 15 years.
      c. Capitalised software costs — Under IAS 38 ‘Intangible Assets’ computer software which is not integral to a related item of hardware should be classified as an intangible asset. As such, certain computer

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
software costs have been re-classified from property, plant and equipment to intangible assets. In addition, certain costs relating to software development, previously expensed under UK GAAP, have been capitalised under IAS 38 and are being amortised over their estimated useful lives.
      d. Pre-publication expenditure — Under IAS 38 ‘Intangible Assets’, intangible assets are required to be recognized if they meet the criteria of identifiability, control over a resource and existence or probability of inflow of future economic benefits. As such pre-publication costs (the direct costs incurred in the development of educational programmes and titles prior to their publication) have been re-classified from inventory to intangible assets. They continue to be amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected operating life cycle of the title, with a higher proportion of the amortisation taken in the earlier years.
      e. Share-based payments — IFRS 2 ‘Share-based Payment’ requires that the expense incurred for equity instruments granted is recognised in the financial statements at their fair value measured at the date of grant and that the expense is recognised over the vesting period of the instrument. The Group has a number of employee option and performance share schemes. The Group has elected to apply IFRS 2 ‘Share-based Payment’ retrospectively to all options granted but not fully vested at the transition date. Consequently the share-based payment charge from 2003 represents the charge for all options granted and not fully vested at 31 December 2002.
      f. Employee benefits — IAS 19 ‘Employee Benefits’ was amended on 16 December 2004. The Group has elected to adopt the December 2004 amendments to the standard early and differences between the actual and expected return on assets, changes in the retirement benefit obligation due to experience and changes in actuarial assumptions are included in full in equity in the statement of recognised income and expense. Therefore the amount recognised on the balance sheet in respect of liabilities for defined benefit pension and other post-retirement benefit plans represents the present value of the obligations for past service offset by the fair value of scheme assets.
      The service cost of benefits accruing is accounted for as an operating cost and the unwinding of the discount rate on the scheme liabilities and the expected return on scheme assets as a financing charge or financing income. The Group has adopted the same assumptions under IAS 19 as were used for FRS 17 purposes under UK GAAP in 2003 and 2004.
      The restated opening IFRS balance sheet reflects the fair value of the plan assets and the present value of the defined benefit obligation of the Group’s defined benefit schemes.
      g. Leases — IAS 17 ‘Leases’ sets out additional criteria to be considered in ascertaining whether a lease is a finance or operating lease. Following a review of all lease agreements no properties have been re-classified.
      In addition, IAS 17 requires that the expense is recognised on a straight line basis over the lease term, including any rent-free periods given at the inception of a lease. Contracted future lease increments must also be amortised evenly over the full period of the lease rather than the period to which the lease is estimated to revert to market rates. The profit and loss account has been adjusted to take into account the amortisation of lease incentives over longer periods than under UK GAAP and to accelerate the charge in respect of fixed contractual increments in lease payments.
      h. Joint ventures — Following a review, the Group has concluded that its 50% holding in Maskew Miller Longman should be accounted for as a joint venture under IFRS rather than its classification as a subsidiary under UK GAAP.
      i. Joint ventures and associates — The results of all joint ventures and associates have been adjusted to take into account IFRS adjustments within their own financial statements.
      j. Income taxes — IAS 12 ‘Income Taxes’, requires that deferred taxation also be provided on all temporary differences, not just timing differences as required under UK GAAP. Deferred tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
their carrying amounts in the financial statements unless the initial recognition exemption applies. Deferred tax is not recognised for temporary differences arising on initial recognition of an asset or liability in a transaction other than a business combination if at the time of transaction neither accounting nor taxable profit is affected. Deferred taxation has been provided on the post-acquisition difference between the book and tax bases of intangible assets and goodwill if its amortisation is tax deductible. A deferred tax liability has also been recognised in respect of the undistributed earnings of subsidiaries other than where it is intended that those undistributed earnings will not be remitted in the foreseeable future.
      Deferred taxation has been recognised on the IFRS adjustments at the tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the asset is realised or the liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.
      k. Dividends — IAS 10 ‘Events after the Balance Sheet Date’ requires that dividends declared after the balance sheet date should not be recognised as a liability at the balance sheet date as they do not represent a present obligation at that date as defined by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’.
      The final dividends relating to the years to 31 December 2002, 2003 and 2004 have been reversed and recognised as a liability in the years 2003, 2004 and 2005 respectively.
      l. Discontinued operations — Consistent with the UK GAAP treatment, Recoletos has been treated as discontinued as at 31 December 2004 and met the criteria as ‘held for sale’ at that date. Accordingly the results are disclosed in one line in the income statement, ‘Profit for the year from discontinued operations’ for both 2003 and 2004 and, at 31 December 2004, it is disclosed in the balance sheet in two lines — ‘Non-current assets classified as held for sale’ and ‘Liabilities associated with non-current assets classified as held for sale’.
      When an asset’s carrying value will be recovered principally through a sale transaction rather than through continuing use and certain criteria regarding probability and proximity of the sale are satisfied, it is classified as held for sale and stated at the lower of carrying value and fair value less costs to sell. No depreciation is charged in respect of non-current assets classified as held for sale.

35.	SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      The accompanying consolidated financial statements have been prepared in accordance with EU-adopted International Financial Accounting Standards (“IFRS”), which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements.
      The following is a summary of the adjustments to consolidated profit for the financial year and consolidated shareholders’ funds that would have been required in applying the significant differences between IFRS and US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Reconciliation of consolidated profit for the financial year

			Year ended December 31

	Note		2005	2004	2003

			£m	£m	£m
Profit for the financial year under IFRS			624	262	252
US GAAP adjustments:
Intangible amortization	(i	)	(60)	(75)	(97)
Discontinued operations	(ii	)	—	(1)	(3)
Disposal adjustments	(iii	)	(119)	3	(6)
Pensions and other post-retirement benefits	(iv	)	(26)	(23)	(4)
Deferred taxation	(v	)	1	—	(27)
Share based payments	(vi	)	(4)	(13)	(4)
Derivative financial instruments	(vii	)	(12)	(23)	35
Acquisition adjustments	(x	)	1	—	—
Partnerships and associates	(viii	)	(2)	—	(3)
Minority interests	(ix	)	2	—	(1)
Other			(9)	(1)	4
Taxation effect of US GAAP adjustments	(v	)	15	53	27

Total US GAAP adjustments			(213)	(80)	(79)

Profit for the financial year under US GAAP			411	182	173

Profit from continuing operations (less charge for applicable taxes 2005: £107m, 2004: £11m, 2003: £71m)			174	166	160
(Loss)/profit from discontinued operations (less charge for/(benefit from) applicable taxes 2005: £(1)m; 2004: £6m, 2003: £22m)			(2)	16	16
Profit/(loss) on disposal of discontinued operations (less charge for applicable taxes 2005: £1m; 2004: £nil, 2003: £2m)			239	—	(3)

Profit for the financial year under US GAAP			411	182	173

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

			Year ended December 31

	Note		2005		2004		2003

Presentation of earnings per equity share under US GAAP	(xi	)
Earnings per equity share			(p	)	(p	)	(p	)
Basic:
Continuing operations			21.8		20.9		20.1
Discontinued operations			29.7		2.0		1.7

Total			51.5		22.9		21.8

Diluted:
Continuing operations			21.7		20.8		20.1
Discontinued operations			29.7		2.0		1.7

Total			51.4		22.8		21.8

Average shares outstanding (millions)			797.9		795.6		794.4
Dilutive effect of stock options (millions)			1.1		1.1		0.9

Average number of shares outstanding assuming dilution (millions)			799.0		796.7		795.3

Reconciliation of consolidated shareholders’ funds

			Year ended
			December 31

	Note		2005	2004

			£m	£m
Shareholders’ funds under IFRS			3,564	2,800
US GAAP adjustments:
Goodwill	(i	)	88	136
Intangibles	(i	)	231	267
Discontinued operations	(ii	)	—	49
Pensions and other post-retirement benefits	(iv	)	61	62
Derivative financial instruments	(vii	)	15	11
Acquisition adjustments	(x	)	26	20
Partnerships and associates	(viii	)	15	9
Minority interests	(ix	)	(30)	(15)
Other			(6)	3
Taxation effect of US GAAP adjustments	(v	)	(126)	(124)

Total US GAAP adjustments			274	418

Shareholders’ funds under US GAAP			3,838	3,218

Restatements
      The consolidated financial statements on pages F-3 to F-68 are the Group’s first financial statements to be prepared in accordance with EU-adopted IFRS. Consolidated financial statements of Pearson until December 31, 2004 had been prepared in accordance with UK GAAP. UK GAAP differs in certain respects from IFRS. When preparing the Group’s 2005 consolidated financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
comply with IFRS. The comparative figures in respect of 2004 and 2003 were restated to reflect these adjustments. Note 34 included in “Item 17. Financial Statements”, describes how, in preparing the consolidated financial statements, the Group has applied IFRS as adopted for use in the EU under the first-time adoption provisions as set out in IFRS 1. The reconciliations between IFRS and US GAAP for the years ended December 31, 2004 and 2003 have been restated accordingly.
      A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(i)	Goodwill and intangibles
      Both IFRS and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill.
      Under UK GAAP, before the transition to IFRS on January 1, 2003, goodwill arising on acquisitions prior to January 1, 1998 was written off directly to reserves in the year of acquisition and goodwill arising from January 1, 1998 to December 31, 2002 was capitalized and amortized over its estimated useful life. Following the adoption of IFRS on January 1, 2003, goodwill is no longer required to be amortized but is tested for impairment on an annual basis in accordance with IFRS 3 ‘Business Combinations’. Goodwill arising on business combinations before January 1, 2003 has been grandfathered under the first time adoption provisions of IFRS 1.
      For the purposes of US GAAP, all goodwill written off against reserves before the transition to IFRS has been reinstated as an asset on the balance sheet. Prior to July 1, 2001, goodwill was amortized over its estimated useful life. In July 2001, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard (“FAS”) 142, “Goodwill and Other Intangible Assets” which required that goodwill no longer be amortized. SFAS 142 was effective for the Group on January 1, 2002. As a result, goodwill is no longer subject to amortization subsequent to the date of adoption, but is subject to the annual impairment testing provisions of FAS 142. Impairment reviews were performed and, consistent with IFRS, no cash-generating units were impaired.
      Under UK GAAP, before the transition to IFRS on January 1, 2003, intangible assets (other than goodwill) could only be recognized where they could be disposed of separately from the businesses to which they related. Consequently the Group did not recognize any acquired intangible assets prior to January 1, 2003. In accordance with IFRS 3, acquired intangible assets (such as publishing rights, customer relationships, technology and trademarks) in respect of acquisitions after January 1, 2003 have been capitalized and amortized over a range of estimated useful lives between 2 and 30 years. Under US GAAP, acquired intangible assets on all acquisitions have been capitalized and amortized. The identified intangibles have been valued based on independent appraisals and management evaluation and analysis. Under both IFRS and US GAAP pre-publication costs and software development costs (both of which are internally generated) are also recognized as intangible assets. Under US GAAP, all intangible assets would be classified as non-current.
      GAAP differences between IFRS and US GAAP arise from the following factors. In respect of acquisitions prior to January 1, 1998, goodwill has remained as a deduction to reserves under IFRS but has been capitalized under US GAAP. In respect of acquisitions between January 1, 1998 and December 31, 2002, no acquired intangible assets have been recognized under IFRS while they have been fully recognized under US GAAP. Amortization of goodwill ceased on December 31, 2001 under US GAAP but ceased a year later under IFRS. Also, contingent consideration is recognized as a cost of acquisition under IFRS, if it is probable that the contingent consideration will be paid and can be measured reliably. Under US GAAP, contingent consideration is only recognised when paid (see acquisition adjustments (x) below).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(ii)	Discontinued operations
      Discontinued operations comprise the differences between IFRS and US GAAP in respect of Recoletos for 2005, 2004 and 2003.
      The operating profits, assets and liabilities in respect of discontinued operations under US GAAP are as follows:

	2005	2004	2003

	£m	£m	£m
Total operating profit/(loss) in respect of discontinued operations	(3)	21	27
Assets in respect of discontinued operations	—	413
Liabilities in respect of discontinued operations	—	(148)

(iii)	Disposal adjustments
      In 2005, 2004 and 2003 gains and losses were recognized under IFRS on the disposal of a number of the Group’s businesses and assets. Adjustments made to reconcile US GAAP and IFRS have an effect on the net assets of these businesses and, accordingly, a corresponding impact on the gain or loss on disposal.
      Under IFRS, goodwill previously written off to reserves, which has been grandfathered under the first time adoption provisions of IFRS 1, is not treated as part of the calculation of profit or loss on disposal when the business to which it relates is sold. This usually results in higher profits on disposal than under US GAAP, where the goodwill was capitalized and forms part of the calculation of profit or loss on disposal.
      Under both IFRS and US GAAP, it is necessary to factor into the disposal calculation any cumulative translation adjustment associated with the business. However, a GAAP difference arises on disposals of entities acquired before the adoption of IFRS as the translation reserve was reset to zero at the date of the adoption of IFRS in accordance with the transitional provisions in IFRS 1. Under US GAAP, the translation reserve runs from the date of acquisition.
      Differences can arise on the treatment of property disposals and sale and leaseback transactions. The timing of recognition of profits or losses on these transactions can differ between IFRS and US GAAP.
      The reconciling items between IFRS and US GAAP in respect of disposals are summarised as follows:

	2005	2004	2003

	£m	£m	£m
Difference in carrying value on disposal	(86)	—	—
Cumulative translation adjustment	(33)	—	—
Timing on property disposals	—	3	(6)

Total US GAAP differences in respect of disposals	(119)	3	(6)

(iv)	Pensions and other post-retirement benefits
      The Group operates defined benefit pension plans for its employees and former employees throughout the world. The largest defined benefit scheme is a funded scheme operated in the UK.
      Under IFRS, the expense of defined benefit pension schemes and other post-retirement benefits is charged to the income statement as an operating expense over the periods benefiting from the employee’s services. The charge is based on actuarial assumptions reflecting market conditions at the beginning of the financial year.
      Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87 “Employers Accounting for Pensions”. The methodology required is broadly similar to IFRS, however, different assumptions on the expected asset return are used in the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
SFAS 87 pension calculation. Additionally, under US GAAP, where an accumulated benefit obligation exists in excess of the fair value plan assets and is not covered by a liability recognized on the balance sheet, an additional minimum pension liability has been booked with the offset as a reduction to equity through other comprehensive income. Under IFRS, there is no requirement to recognize a minimum pension liability in respect of the unfunded accumulated benefit obligation.
      Under IAS 19, the Group has recognized a pension obligation representing the excess of the defined benefit obligation over the fair value of assets as at 31 December 2005. Actuarial gains and losses, i.e. the difference between the expected development of the assets and liabilities and the actual development, are recognized immediately through the statement of recognized income and expenses.
      Under SFAS 87, the Group has recognized prepaid pension cost amounting to £57 million and a minimum pension liability of £298 million in respect of pensions. In respect of post-retirement benefit plans the accrued pension cost amounts to £49 million as at December 31, 2005. The difference between the net balance sheet position and the plans’ funded status (the difference between the fair value of the plan assets and liabilities) is held as an unrecognized off-balance sheet item and spread over the employees’ remaining service lifetimes. However, the unrecognized amount attributable to actuarial gains and losses falling within a 10% corridor (i.e. 10% of the greater of the market value of the plan assets or plan liabilities) is deferred and not spread.

(v)	Deferred taxation
      IAS 12 “Income Taxes” requires a full provision to be made for deferred taxes. Deferred taxes are to be accounted for on all temporary differences with deferred tax assets recognized to the extent that they are more likely than not recoverable against future taxable profits. Under US GAAP deferred tax assets not considered recoverable are adjusted for through a separate valuation allowance in the balance sheet. There are no separate valuation allowances under IFRS. Under US GAAP, deferred taxes are accounted for in accordance with SFAS 109, “Accounting for Income Taxes” with a full provision also made for deferred taxes on all temporary differences and a valuation allowance established for the amount of the deferred tax assets not considered recoverable. This is similar to the treatment required under IAS 12.
      The reconciling items in 2005 and 2004 reflect the impact of recording the full provision and deferred tax assets, net of valuation allowance, and are summarized below:

	Income	Equity	Income	Equity	Income
	2005	2005	2004	2004	2003

	£m	£m	£m	£m	£m
Tax effect of GAAP adjustments on:
Goodwill and intangible amortization	18	(121)	17	(129)	20
Derivative financial instruments	3	(5)	38	(3)	(21)
Options, pensions, disposals and other adjustments	(6)	—	(2)	8	28

Total taxation effect of US GAAP adjustments	15	(126)	53	(124)	27

      Income tax adjustments on the GAAP differences on goodwill and intangible amortization are calculated by reference to each specific acquisition. These adjustments arise on tax deductible goodwill and intangibles primarily on acquisitions prior to January 1, 2003 where intangibles have been recognized under US GAAP which have not been recognized under IFRS. The net effect of the adjustments is to recognize a smaller deferred tax liability under US GAAP.
      Adjustments to the deferred tax on derivatives are provided on the gross adjustment to the value of the derivatives at the balance sheet date with the movement on the tax adjustment shown as a reconciling item in the profit and loss account.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The recognized deferred tax asset is based upon the expected future utilization of tax loss carryforwards and the reversal of other temporary differences. For financial reporting purposes, the Group has recognized a valuation allowance for those benefits for which realization does not meet the more likely than not criteria.
      The valuation allowance has been recognized in respect of the tax loss carryforwards. The Group regularly reviews the adequacy of the valuation allowance and is recognizing these benefits only as reassessment indicates that it is more likely than not that the benefits will be realized.
      The deferred tax item in 2003 also incorporates the effect of a change in estimate in respect of deferred tax assets relating to a purchase business combination in prior years, which was recorded through the profit and loss account under IFRS, but which was required to be adjusted against goodwill under US GAAP.

(vi)	Share based payments
      Under both IFRS and US GAAP, the share-based payment charge is determined based on the fair value of the award at the grant date and is spread over the vesting period.
      Under both IFRS and US GAAP, the fair value of awards is determined at the date of grant using whichever of the Black-Scholes, Binomial and Monte Carlo model is most appropriate to the award. These models require assumptions to be made regarding share price volatility, dividend yield, risk free rate of return and expected option lives. Differences between the US GAAP and IFRS charge are mainly due to the different treatment of options with graded vesting features. Under IFRS the charge is recognized as the options gradually vest, whereas under US GAAP the charge is recognized on a straight line basis over the vesting period resulting in an additional cost of £5.4 million. The remainder of the adjustment relates to the treatment of forfeitures.

(vii)	Derivative financial instruments
      Prior to the adoption of IAS 39 ‘Financial Instruments: Recognition and Measurement’ on January 1, 2005, the Group’s derivatives were recorded as hedging instruments. Amounts payable or receivable in respect of interest rate swaps were accrued with net interest payable over the period of the contract. Unrealized gains and losses on currency swaps and forward currency contracts were deferred and recognized when paid.
      Following the adoption of IAS 39, derivatives are required to be recognized at fair value using market prices or established estimation techniques such as discounted cash flow or option valuation models. The transitional effect of recording all the Group’s derivative financial instruments at fair value on January 1, 2005 is shown in note 34 to these financial statements.
      For both IFRS and US GAAP, the Group designates certain of the derivative financial instruments in its portfolio to be hedges of the fair value of its bonds (fair value hedges) or hedges of net investment in foreign operations (net investment hedges). Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the change in fair value of the hedged assets or liability attributable to the hedge risk. The effective portion of changes in the fair value of derivatives that are designated and qualify as net investment hedges are recognized in equity. Gains and losses accumulated in equity are included in the income statement when the corresponding foreign operation is disposed of. Gains or losses relating to the ineffective portion are recognized immediately in the income statement. Changes in the fair value of derivatives not in hedging relationships are recognized in the income statement.
      In 2003, under US GAAP, the Group did not meet the prescribed designation requirements and hedge effectiveness tests to obtain hedge accounting. Consequently, for that year, the Group has recorded the changes in the fair values of its derivative contracts through earnings under US GAAP. Certain derivative financial instruments met the designation and testing requirements for hedge accounting for 2004 and 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      On adoption of IAS 39 on January 1, 2005, certain of the Group’s derivative financial instruments were deemed to be in fair value hedging relationships for the purposes of calculating the transition adjustment. The Group has elected not to designate all of these derivatives as hedges on an ongoing basis. In this circumstance, the transitional adjustment to the carrying value of those bonds deemed to be in fair value hedging relationships is being amortized over the life of the corresponding derivative financial instrument. This gives rise to a difference between IFRS and US GAAP as this amortization is included in the income statement under IFRS with no corresponding entry under US GAAP.

(viii)	Partnerships and associates
      There is no difference between IFRS and US GAAP in the accounting for partnerships and associates. However, the accounts of partnerships and associates must be adjusted from IFRS to US GAAP, which has an impact on the results of the partnerships and associates, as well as the carrying value of the investment in these entities. Principal differences identified with respect to the Group’s investments in partnerships and associates include: historic goodwill, pensions and derivatives.
      Under US GAAP, in accordance with Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock”, the Group periodically reviews its equity method investments for impairment. These reviews are performed to determine whether declines in market values of investments below their carrying values are deemed to be other than temporary.

(ix)	Minority interests
      Under IFRS, when less than 100% of a subsidiary has been acquired, minority interest is stated at the minority’s proportion of the net fair value of acquired assets, liabilities and contingent liabilities assumed. Under US GAAP, the minority interest is valued at historical book value. In the years ended December 31, 2005, 2004 and 2003, there was no difference between IFRS and US GAAP in the recognition of minority interest. In all years, minority interests represent the minority share of US GAAP adjustments.
      Under IFRS, minority interest is classified as a component of shareholders’ equity. Under US GAAP, minority interest is classified outside of equity.

(x)	Acquisition adjustments
      Under US GAAP, consideration related to the acquisition of businesses contingent on a future event such as achieving specific earnings levels in future periods, is recorded only when the specified conditions are met and the consideration determinable, in accordance with SFAS 141 “Business Combinations.” Under IFRS, contingent consideration is treated as part of the purchase price on the date of acquisition, if it is probable that the contingent consideration will be paid and can be measured reliably. Additionally, certain post-acquisition restructuring costs are capitalized under US GAAP in accordance with Emerging Issues Task Force No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination”, but are charged to the income statement under IFRS.

(xi)	Presentation of earnings per equity share
      Under US GAAP an entity that reports a discontinued operation or cumulative effect of an accounting change must present basic and diluted EPS for those line items. Accordingly, the Group has presented EPS for income from continuing operations, discontinued operations and net income.

(xii)	Other disclosures required by US GAAP

Consolidation
      The consolidated financial statements include the accounts of the Group and majority-owned and controlled subsidiaries. Under IFRS, the investments in companies in which the Group is unable to exercise

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
control but has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method, which is consistent with the equity method under US GAAP. Accordingly, the Group’s share of the net earnings of these companies is included in the consolidated profit and loss. The investments in other companies are carried at cost. Inter-company accounts and transactions are eliminated upon consolidation.
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

Companies Act 1985
      The consolidated financial statements do not constitute “statutory accounts” within the meaning of the Companies Act 1985 of Great Britain for any of the periods presented. Statutory accounts for the years ended December 31, 2005, 2004 and 2003 have been filed with the United Kingdom’s Registrar of Companies. The auditors have reported on these accounts. Their reports were unqualified and did not contain statements under Section 237 (2) or (3) of that Act.
      These consolidated financial statements include all material disclosures required by generally accepted accounting principles in the United Kingdom including those Companies Act 1985 disclosures relating to the profit and loss account and balance sheet items.

Recent U.S. Accounting Pronouncements
      In November 2004, the FASB issued FASB Statement No. 151 “Inventory Costs — An Amendment of ARB No. 43, Chapter 4” (“FAS 151”). FAS 151 amends the guidance in ARB No. 43, Chapter 4 “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, FAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for fiscal years beginning after June 15, 2005. The Group will adopt FAS 151 in 2006 but does not expect the adoption of the new standard to have a material impact.
      In December 2004, the FASB issued FASB Statement No. 153 “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” (“FAS 153”). FAS 153 eliminates the exception from fair value measurement for non monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. FAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Group will adopt FAS 153 in 2006 but does not expect the adoption of the new standard to have a material impact.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      In December 2004, the FASB issued FASB Statement No. 123 (revised 2004) “Share-Based Payment” (“FAS 123(R)”), which replaces FAS No. 123 “Accounting for Stock-Based Compensation” (“FAS 123”) and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees.” FAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. The Group will adopt FAS 123(R) in 2006 but does not expect the adoption of the new standard to have a material impact as it already recognizes share-based payment cost in its income statement in accordance with FAS 123.
      In March 2005, the FASB issued FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset when the timing and/or settlement are conditional on a future event. FIN 47 is effective for the fiscal periods ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Group.
      In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections — A replacement of APB Opinion No. 20 and FASB Statement No. 3” (“FAS 154”). This statement requires retrospective application to prior periods’ financial statements of changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement that does not include specific transition provisions. FAS 154 is required to be adopted in fiscal years beginning after December 15, 2005. FAS 154 would not have had a material effect on the financial position, results of operations or cash flows of the Group under US GAAP as at December 31, 2005.
      In October 2005, the FASB issued FASB Staff Position (FSP) 13-1 “Accounting for Rental Costs Incurred during a Construction Period” (“FSP 13-1”). FSP 13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense and included in income from continuing operations. FSP 13-1 is effective for the fiscal periods beginning after December 15, 2005. The Group will adopt FSP 13-1 in 2006 but does not expect the adoption of the new standard to have a material impact.
      In January 2006 the FASB issued FASB Statement No. 155 “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (“FAS 155”). FAS 155 provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract. FAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Group is currently evaluating the impact the adoption of FAS 155 will have, but does not expect it to have a material impact.

Recent International Accounting Pronouncements
      IFRS 7 “Financial Instruments: Disclosures”. IFRS 7 introduces new disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. IFRS 7 is effective for accounting periods beginning on or after 1 January 2007. The Group is currently assessing the impact of IFRS 7 on the Group’s financial statements, but does not expect it to be significant.
      A complementary amendment of IAS 1 “Presentation of Financial Statements — Capital Disclosures”. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The amendment to IAS 1 is effective for accounting periods beginning on or after 1 January 2007. The Group is currently assessing the impact of the amendment to IAS 1, but does not expect it to be significant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      IFRIC 4 “Determining whether an Arrangement contains a Lease”. IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. IFRIC 4 is effective for accounting periods beginning on or after 1 January 2006. The Group will implement IFRIC 4 from 1 January 2006 but does not expect it to have a significant impact on the Group’s operations.
      IAS 21 (Amendment) “Net investment in a foreign operation”. This amendment deals with the requirement for a monetary item that forms part of a reporting entity’s net investment in a foreign operation to be denominated in the functional currency of either the reporting entity or the foreign operation. The amendment also clarifies the accounting treatment of exchange differences arising on a loan made between two “sister companies” within a group. The exchange differences would be taken to equity in the parent’s consolidated financial statements, irrespective of the currency in which the loan is made, provided that the nature of the loan is similar to an equity investment, that is, settlement of the loan is neither planned nor expected to occur in the foreseeable future.
      IFRIC 8 “Scope of IFRS 2”. IFRIC 8 clarifies that transactions within the scope of IFRS 2 “Share-based payment”, include those in which the entity cannot specifically identify some or all of the goods or services received. If the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation generally indicates that other consideration has been or will be received.

SIGNATURES
      The registrant hereby certifies that it meets the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this annual report on its behalf.

Pearson plc

/s/ Rona Fairhead

Rona Fairhead
Chief Financial Officer
Date: May 5, 2006