Form 20-F
period 2006-12-31
PEARSON PLC
filed 2007-04-30
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 30, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2006
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

Ordinary Shares, 25p par value	806,108,760
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

☑Large accelerated filer	☐Accelerated filer	☐Non-accelerated filer
     Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17☑	Item 18☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes ☐                           No ☑

INTRODUCTION
      In this Annual Report on Form 20-F (the “Annual Report”) references to “Pearson”, the “Company” or the “Group” are references to Pearson plc, its predecessors and its consolidated subsidiaries, except as the context otherwise requires. “Ordinary Shares” refer to the ordinary share capital of Pearson of par value 25p each. “ADSs” refer to American Depositary Shares which are Ordinary Shares deposited pursuant to the Deposit Agreement dated March 21, 1995, amended and restated as of August 8, 2000 among Pearson, The Bank of New York as depositary (the “Depositary”) and owners and holders of ADSs (the “Deposit Agreement”). ADSs are represented by American Depositary Receipts (“ADRs”) delivered by the Depositary under the terms of the Deposit Agreement.
      We have prepared the financial information contained in this Annual Report in accordance with European Union (“EU”)-adopted International Financial Reporting Standards (“IFRS”), which differ in certain significant respects from generally accepted accounting principles in the United States, or US GAAP. We describe these differences in “Item 5. Operating and Financial Review and Prospects — Accounting Principles”, and in note 36 to our consolidated financial statements included in “Item 17. Financial Statements” of this Annual Report. Unless we indicate otherwise, any reference in this Annual Report to our consolidated financial statements is to the consolidated financial statements and the related notes, included elsewhere in this Annual Report.
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
      For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of £1.00 = $1.96, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 29, 2006, the last business day of 2006. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On March 30, 2007 the noon buying rate for sterling was £1.00 = $1.97.
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
Selected consolidated financial data
      The tables below show selected consolidated financial data under IFRS and US GAAP. Under US GAAP, the consolidated financial data has been presented for each of the years in the five-year period ended December 31, 2006. The Company adopted IFRS on January 1, 2003. As a result, in accordance with the instructions of Form 20-F, selected consolidated financial data under IFRS is only presented for each of the years in the four-year period ended December 31, 2006. The selected consolidated profit and loss account data for the years ended December 31, 2006, 2005 and 2004 and the selected consolidated balance sheet data as at December 31, 2006 and 2005 have been derived from our audited consolidated financial statements included in “Item 17. Financial Statements” in this Annual Report.
      Our consolidated financial statements have been prepared in accordance with IFRS, which differs from US GAAP in certain significant respects. See “Item 5. Operating and Financial Review and Prospects — Accounting Principles” and note 36 to the consolidated financial statements. The consolidated financial statements contain a reconciliation to US GAAP of profit for the year, shareholders’ funds and certain other financial data.
      The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.
      For convenience, we have translated the 2006 amounts into US dollars at the rate of £1.00 = $1.96, the noon buying rate in The City of New York on December 29, 2006.

	Year ended December 31

	2006	2006		2005		2004		2003

		IFRS		IFRS		IFRS		IFRS
	IFRS	£		£		£		£
	$
	(In millions, except for per share amounts)
IFRS information:
Consolidated Income Statement data
Total sales	8,109	4,137		3,808		3,479		3,651
Total operating profit	1,058	540		516		382		401
Profit after taxation from continuing operations	892	455		330		248		249
Profit for the financial year	919	469		644		284		275
Basic earnings per equity share(4)	$1.10	55.9	p	78.2	p	32.9	p	31.7	p
Diluted earnings per equity share(5)	$1.09	55.8	p	78.1	p	32.9	p	31.7	p
Dividends per ordinary share	$0.57	29.3	p	27.0	p	25.4	p	24.2	p
Consolidated Balance Sheet data at period end
Total assets (Fixed assets plus Current assets)	14,137	7,213		7,600		6,578		6,736
Shareholders funds	6,813	3,476		3,564		2,800		2,969
Long-term obligations(6)	(3,632)	(1,853)		(2,500)		(2,403)		(1,982)
Capital stock(1)	396	202		201		201		201
Number of equity shares outstanding (millions of ordinary shares)	806	806		804		803		802

	Year ended December 31

	2006	2006		2005		2004		2003		2002

		£		£		£		£		£
	$
	(I	n millions, except for per share amounts)
US GAAP information(7):
Consolidated Income Statement data
Total sales(8)	8,292	4,231		3,892		3,562		3,774		3,896
Total operating profit(2)	902	460		364		269		361		408
Profit after taxation from continuing operations	823	420		182		170		197		185
Net income for the year	668	341		411		182		173		189
Profit from continuing operations for the year(3)	780	398		164		153		159		187
(Loss)/profit from discontinued operations(3)	(112)	(57)		8		29		17		24
Profit/(loss) on disposal of discontinued operations(3)	—	—		239		—		(3)		(1)
Basic earnings per equity share(4)	$0.84	42.7	p	51.5	p	22.8	p	21.8	p	23.7	p
Diluted earnings per equity share(5)	$0.83	42.6	p	51.4	p	22.8	p	21.8	p	23.7	p
Basic earnings from continuing operations per equity
Share(1)(4)	$0.98	49.9	p	20.5	p	19.2	p	20.0	p	23.5	p
Diluted earnings from continuing operations per equity Shares(3)(5)	$0.97	49.8	p	20.5	p	19.2	p	20.0	p	23.5	p
Basic (loss)/earnings per share from discontinued operations(3)(4)	$(0.14)	(7.2	)p	31.0	p	3.6	p	1.8	p	2.9	p
Diluted (loss)/earnings per share from discontinued operations(3)(5)	$(0.14)	(7.2	)p	30.9	p	3.6	p	1.8	p	2.9	p
Dividends per ordinary share	$0.57	29.3	p	27.0	p	25.4	p	24.2	p	22.7	p

	Year ended December 31

	2006	2006	2005	2004	2003	2002

		£	£	£	£	£
	$
	(I	n millions, except for per share amounts)
Consolidated Balance Sheet data at period end
Total assets	14,351	7,322	7,800	7,040	7,101	6,767
Shareholders’ funds	7,019	3,581	3,838	3,218	3,333	4,155
Long-term obligations(6)	(3,622)	(1,848)	(2,397)	(2,392)	(1,951)	(2,026)

(1)	Capital stock and the number of equity shares outstanding are the same under both IFRS and US GAAP.

(2)	Total operating profit under US GAAP includes a loss of £2m in 2006 (2005: £nil; 2004: profit of £14m) on the sale of fixed assets and investments. Additionally, the US GAAP operating profit includes the operating profit impact of the GAAP adjustments discussed in note 36 in “Item 17. Financial Statements”.

(3)	Discontinued operations under both IFRS and US GAAP comprise the results of Pearson Government Solutions for all years presented, Recoletos Grupo de Comunicacion SA for 2005, 2004, 2003 and 2002 and the results of RTL Group for 2002. Discontinued operations under US GAAP also include the results of the Forum Corporation for 2003 and 2002.

(4)	Basic earnings per equity share is based on profit/loss for the financial period and the weighted average number of ordinary shares in issue during the period.

(5)	Diluted earnings per equity share is based on diluted earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings comprise earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options.

(6)	Long-term obligations comprise any liabilities with a maturity of more than one year, including medium and long-term borrowings, derivative financial instruments, pension obligations and deferred income tax liabilities.

(7)	See note 36 to the consolidated financial statements included in this Annual Report entitled “Summary of principal differences between International Financial Reporting Standards and United States of America generally accepted accounting principles”.

(8)	Commencing in 2006, the Company has included within Sales, shipping and handling fees and costs, distribution income and subrights income, which were previously reflected on a net basis within operating expenses. Sales figures for all prior years presented have been revised for comparative purposes (2006: £94m; 2005: £84m; 2004: £83m; 2003: £94m; and 2002: £109m).
Dividend information
      The Group pays dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. The board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. The board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at our annual general meeting. At the annual general meeting on April 27, 2007 our shareholders approved a final dividend of 18.8p per ordinary share for the year ended December 31, 2006.

      The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in the city of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2006 fiscal year will be paid on May 11, 2007.

Fiscal year	Interim	Final	Total	Interim	Final	Total

	(Pence per ordinary share)			(Cents per ordinary share)
2006	10.5	18.8	29.3	20.6	36.8	57.4
2005	10.0	17.0	27.0	17.2	29.2	46.4
2004	9.7	15.7	25.4	18.6	30.2	48.8
2003	9.4	14.8	24.2	16.7	26.4	43.1
2002	9.1	14.3	23.4	14.7	23.0	37.7
      Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting the Group.
Exchange rate information
      The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per pound sterling. The average rate is calculated by using the average of the noon buying rates in the city of New York on each day during a monthly period and on the last day of each month during an annual period. On December 29, 2006, the noon buying rate for sterling was £1.00 = $1.96. On March 30, 2007 the noon buying rate for sterling was £1.00 = $1.97.

Month	High	Low

March 2007	$1.97	$1.92
February 2007	$1.97	$1.94
January 2007	$1.98	$1.93
December 2006	$1.98	$1.95
November 2006	$1.97	$1.89
October 2006	$1.91	$1.85

Year ended December 31	Average rate

2006	$1.84
2005	$1.81
2004	$1.83
2003	$1.63
2002	$1.51
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
      We cannot be sure that our proprietary rights will not be challenged, invalidated or circumvented. Our intellectual property rights in countries such as the US and UK, jurisdictions covering the largest proportion of our operations, are well established. However, we also conduct business in other countries where the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect our future growth. Moreover, despite trademark and copyright protection, third parties may copy, infringe or otherwise profit from our proprietary rights without our authorization.
      These unauthorized activities may be more easily facilitated by the internet. The lack of internet-specific legislation relating to trademark and copyright protection creates an additional challenge for us in protecting our proprietary rights relating to our online business processes and other digital technology rights. The loss or diminution in value of these proprietary rights or our intellectual property could have a material adverse effect on our business and financial performance. In that regard, Penguin Group (USA) Inc. and Pearson Education have joined three other major US publishers in a suit brought under the auspices of the Association of American Publishers to challenge Google’s plans to copy the full text of all books ever published without permission from the publishers or authors. This lawsuit seeks to demarcate the extent to which search engines, other internet operators and libraries may rely on the fair-use doctrine to copy content without authorization from the copyright proprietors, and may give publishers and authors more control over online users of their intellectual property. If the lawsuit is unsuccessful, publishers and authors may be unable to control copying of their content for purposes of online searching, which could have an adverse impact on our business and financial performance.

Our US educational textbook and testing businesses may be adversely affected by changes in state educational funding resulting from either general economic conditions, changes in government educational funding, programs and legislation (both at the federal and state level), and/or changes in the state procurement process.
      The results and growth of our US educational textbook and testing business is dependent on the level of US and state educational funding, which in turn is dependent on the robustness of state finances and the level of funding allocated to educational programs. Federal and/or state legislative changes can also affect the funding available for educational expenditure, e.g. the No Child Left Behind Act.
      Similarly changes in the state procurement process for textbooks, learning material and student tests, particularly in the adoptions market can also affect our markets. For example, changes in curricula, delays in the timing of the adoptions and changes in the student testing process can all affect these programs and therefore the size of our market in any given year.
      There are multiple competing demands for educational funds and there is no guarantee that states will fund new textbooks or testing programs, or that we will win this business.

Our newspaper businesses may be adversely affected by reductions in advertising revenues and/or circulation either because of competing news information distribution channels, particularly online and digital formats, or due to weak general economic conditions.
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
      Our newspaper businesses are highly geared and remain dependent on advertising revenue; relatively small changes in revenue, positive or negative, have a disproportionate effect on profitability. We are beginning to see an increase in advertising revenues compared to prior years, however any downturn in corporate and financial advertising spend would negatively impact our results.

A control breakdown in our school testing businesses could result in financial loss and reputational damage.
      There are inherent risks associated with our school testing businesses, both in the USA and the UK. A breakdown in our testing and assessment products and processes could lead to a mis-grading of student tests and/or late delivery of test results to students and their schools. In either event we may be subject to legal claims, penalty charges under our contracts, non-renewal of contracts and/or in the case of our UK testing business, the suspension or withdrawal of our accreditation to conduct tests. It is also possible that such events would result in adverse publicity, which may affect our ability to retain existing contracts and/or obtain new customers.

Our professional services and school testing businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. Our financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are not managed.
      These businesses are characterized by multi-million pound contracts spread over several years. As in any contracting business, there are inherent risks associated with the bidding process, start-up, operational performance and contract compliance (including penalty clauses) which could adversely affect our financial performance and/or reputation.
      Several of these businesses are dependent on either single or a small number of large contracts. Failure to retain these contracts at the end of the contract term would adversely impact our future revenue growth. At Edexcel, our UK Examination board and testing business, any change in UK Government policy to exam marking and student testing could have a significant impact on our present business model.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.
      Our education, business information and book publishing businesses operate in highly competitive markets. These markets constantly change in response to competition, technological innovations and other factors. To remain competitive we continue to invest in our authors, products, services and people. There is no guarantee that these investments will generate the anticipated returns or protect us from being placed at a competitive disadvantage with respect to scale, resources and our ability to develop and exploit opportunities.
      Specific competitive threats we face at present include:

•	Students seeking cheaper sources of content, e.g. on-line, used books or re-imported textbooks.

•	Competition from major publishers and other educational material and service providers in our US educational textbook and testing businesses.

•	Penguin — Authors’ advances in consumer publishing. We compete with other publishing businesses to purchase the rights to author manuscripts. Our competitors may bid to a level at which we could not generate a sufficient return on our investment, and so, typically, we would not purchase these rights.

•	People — the investments we make in our employees, combined with our employment policies and practices, we believe are critical factors enabling us to recruit and retain the very best people in our business sectors. However, some of our markets are presently undergoing radical restructuring with several of our competitors up for sale, particularly in the Education sector. New owners, particularly private equity, may try to recruit our key talent as part of this industry restructuring.

At Penguin, changes in product distribution channels, increased book returns and/or customer bankruptcy may restrict our ability to grow and affect our profitability.
      New distribution channels, e.g. digital format, the internet, used books, combined with the concentration of retailer power pose multiple threats (and opportunities) to our traditional consumer publishing models, potentially impacting both sales volumes and pricing.

      Penguin’s financial performance can also be negatively affected if book return rates increase above historical average levels. Similarly, the bankruptcy of a major retail customer would disrupt short-term product supply to the market as well as result in a large debt write off.

We operate in markets which are dependent on Information Technology systems and technological change.
      All our businesses, to a greater or lesser extent, are dependent on technology. We either provide software and/or internet services to our customers or we use complex information technology systems and products to support our business activities, particularly in business information publishing, back-office processing and infrastructure.
      We face several technological risks associated with software product development and service delivery in our educational businesses, information technology security (including virus and hacker attacks), e-commerce, enterprise resource planning system implementations and upgrades. The failure to recruit and retain staff with relevant skills may constrain our ability to grow as we combine traditional publishing products with online and service offerings.

Operational disruption to our business caused by a major disaster and/or external threat such as Avian Flu, restricting our ability to supply products and services to our customers.
      Across all our businesses we manage complex operational and logistical arrangements including distribution centers, third-party print sites, data centers and large office facilities. Failure to recover from a major disaster, e.g. fire, flood etc, at a key facility or the disruption of supply from a key third-party vendor could restrict our ability to service our customers. Similarly external threats, such as Avian Flu, terrorist attacks, strikes etc, could all affect our business and employees, disrupting our daily business activities.
      We have developed business continuity arrangements, including IT disaster recovery plans, to minimize any business disruption in the event of a major disaster. However, despite regular updates and testing of these plans there is no guarantee that our financial performance will not be adversely affected in the event of a major disaster and/or external threat to our business. Insurance coverage may minimize any losses in certain circumstances.

Investment returns outside our traditional core US and UK markets may be lower than anticipated.
      To minimize dependence on our core markets, particularly the US, we are seeking growth opportunities outside these markets, building on our existing substantial international presence. Certain markets we may target for growth are inherently more risky than our traditional markets. Political, economic, currency and corporate governance risks (including fraud) as well as unmanaged expansion are all factors which could limit our returns on investments made in these non-traditional markets.

Our reported earnings and cash flows may be adversely affected by changes in our pension costs and funding requirements.
      We operate a number of pension plans throughout the world, the principal ones being in the UK and US. The major plans are self-administered with the plans’ assets held independently of the Group. Regular valuations, conducted by independent qualified actuaries, are used to determine pension costs and funding requirements.
      It is our policy to ensure that each pension plan is adequately funded, over time, to meet its ongoing and future liabilities. Our earnings and cash flows may be adversely affected by the need to provide additional funding to eliminate pension fund deficits in our defined benefit plans. Our greatest exposure relates to our UK defined benefit pension plan. Pension fund deficits have/may arise because of inadequate investment returns, increased member life expectancy, changes in actuarial assumptions and changes in pension regulations, including accounting rules and minimum funding requirements.
      The latest valuation of our UK defined benefit pension plan has been completed and future funding arrangements have been agreed between the Company and the pension fund Trustee. Additional payments amounting to £100m will be made by the Company in 2007. We review these arrangements every three years and are confident that the pension funding plans are sufficient to meet future liabilities without unduly affecting the development of the Company.
Social, environmental and ethical risk
      We consider social, environmental and ethical (SEE) risks no differently to the way we manage any other business risk. Our 2006 risk assessments did not identify any significant under-managed SEE risks, nor have any of our most important SEE risks, many concerned with reputational risk, changed year on year. These are:

•	Journalistic/author integrity;

•	Ethical business behavior;

•	Compliance with UN Global Compact principles on labor standards, human rights, environment and anti-corruption;

•	Environmental impact;

•	People;

•	Data privacy.

Changes in our tax position can significantly affect our reported earnings and cash flows.
      There are several factors which may affect our reported tax rate and/or level of tax payments in the future. The most important are as follows:

•	Changes in corporate tax rates and/or other relevant tax laws in the UK and/or the US could have a material impact on our future reported tax rate and/or our future tax payments.

•	A material shortfall in profits of our US businesses below the level projected in our strategic plans would require us to reconsider the amount of the deferred tax asset relating to US new operating losses in our balance sheet (£126m at December 31, 2006). This could lead to a material increase in the reported tax rate.
We generate a substantial proportion of our revenue in foreign currencies, particularly the US dollar, and foreign exchange rate fluctuations could adversely affect our earnings and the strength of our balance sheet.
      As with any international business, our earnings can be materially affected by exchange rate movements. We are particularly exposed to movements in the US dollar to sterling exchange rate as approximately 65% of our revenue is generated in US dollars. We estimate that if 2005 average rates had prevailed in 2006, sales for 2006 would have been £44m or 1% higher. This is predominantly a currency translation risk (i.e. non-cash flow item), and not a trading risk (i.e. cash flow item), as our currency trading flows are relatively limited. Pearson generates about two-thirds of its sales in the US and each five cent change in the average £:$ exchange rate for the full year (which in 2006 was £1:$1.84 and in 2005 was £1:$1.81) would have an impact of 1p on earnings per share. We estimate that a five cent change in the closing exchange rate between the US dollar and sterling in any year could affect our shareholders’ funds by approximately £85m.
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
Overview of operating divisions
      Although our businesses increasingly share markets, brands, processes and facilities, they consist of three core operations:
      Pearson Education is the world’s leading education company. We are a leading international publisher of textbooks, supplementary materials and electronic education programs for teachers and students of all ages, and we play a major role in the testing and certification of school students and professionals. Pearson Education consists of the following three operating segments:

•	School — publisher, provider of testing and software services for primary and secondary schools;

•	Higher Education — publisher of textbooks and related course materials for colleges and universities;

•	Professional — publisher of texts, reference and interactive products for industry professionals. Provider of various testing and service arrangements for government departments and professional bodies.
      The FT Group is a leading provider of international business and financial news, data, comment and analysis, in print and online. The FT Group comprises the following operating segments:

•	FT Publishing — publisher of the Financial Times, other business newspapers, magazines and financial information and intelligence;

•	Interactive Data (“IDC”) — provider of financial and business information to financial institutions and retail investors.
      The Penguin Group is one of the world’s foremost English language publishers. We publish the works of many authors in an extensive portfolio of fiction, non-fiction, reference and illustrated works under imprints including Penguin, Hamish Hamilton, Putnam, Berkley, Viking and Dorling Kindersley.
Our strategy
      Over the past decade we have transformed Pearson by focusing on companies which provide ‘education’ in the broadest sense of the word; companies that educate, inform and entertain. Through a combination of organic investment and acquisitions, we have built each one of our businesses into a leader in its market, and we have integrated our operations where appropriate so that our businesses can share assets, brands, processes, facilities, technology and central services.
      Our goal is to produce sustainable growth on our three key financial measures — adjusted earnings per share, cash flow and return on invested capital — which we believe are, together, good indicators that we are building the long-term value of Pearson.
      We do this by investing consistently in four areas, which are common to all our businesses:

•	Content: We invest steadily in unique, valuable publishing content and keep replenishing it. Over the past five years, for example, we have invested $1.6bn in new content in our education business alone.

•	Technology and services: We invested early and consistently in technology, believing that, in the digital world, content alone would not be enough. In 2006, we generated more than $1bn in sales from technology products and services, and our testing and assessment businesses, serving school students and professionals, made more than $1bn of sales, up from around $200m seven years ago.

•	International markets: Though we currently generate two-thirds of our sales in the US, our brands, content and technology-plus-services models work around the world. All parts of Pearson are investing in selected emerging markets, where the demand for information and education is growing particularly fast.

•	Efficiency: We have invested to become a leaner, more efficient company, through savings in our individual businesses and through a strong centralized operations structure. Over the past five years, we have increased our profit margins from 9.9% to 13.4% and reduced average working capital as a percentage of sales in Pearson Education and Penguin from 30.7% to 26.3%, freeing up cash for further investment.
      We believe this strategy can create a virtuous circle — efficiency, investment, market share gains and scale — which in turn can produce sustainable growth on our financial goals and the value of the Company.
Operating divisions

Pearson Education
      Pearson Education is one of the world’s largest publishers of textbooks and online teaching materials. It serves the growing demands of teachers, students, parents and professionals throughout the world for stimulating and effective education programs in print and online.
      We report Pearson Education’s performance by the three market segments it serves: School, Higher Education and Professional. In 2006, Pearson Education had sales of £2,591m or 63% of Pearson’s total sales (2005: 62%) and contributed 68% (2005: 63%) to Pearson’s total operating profit.

School
      Our School business contains a unique mix of publishing, testing and technology products, which are increasingly integrated. It generates around two-thirds of its sales in the US.
      In the US, we publish high quality curriculum programs for school students covering subjects such as reading, literature, maths, science and social studies. We publish under a range of well-known imprints that include Scott Foresman in the elementary school market and Prentice Hall in secondary. Our school testing business is the leading provider of test development, processing and scoring services to US states and the federal government, processing some 40 million tests each year. We are also the leading provider of electronic learning programs for schools, and of ‘Student Information Systems’ technology which enables schools and districts to record and manage information about student attendance and performance.
      In the US, more than 90% of government funds for schools comes from state or local government, with the remainder coming from federal sources. Our School company’s major customers are state education boards and local school districts.
      Outside the US, we publish school materials in local languages in a number of countries. We are the world’s leading provider of English Language Teaching materials for children and adults, published under the well-known Longman imprint. We are also a leading provider of testing, assessment and qualification services. Our key markets outside the US include Canada, the UK, Australia, Italy, Spain, South Africa, Hong Kong and the Middle East.

Higher Education
      Pearson Education is the United States’ largest publisher, by sales, of textbooks and related course materials for colleges and universities. We publish across all of the main fields of study with imprints such as Pearson Prentice Hall, Pearson Addison Wesley, Pearson Allyn & Bacon and Pearson Benjamin Cummings. Typically, professors or other instructors select or ‘adopt’ the textbooks and online resources they recommend for their students, which students then purchase either in a bookstore or online. Today the majority of our textbooks are accompanied by online services which include homework and assessment tools, study guides and course management systems that enable professors to create online courses. We have also introduced new formats such as downloadable audio study guides and electronic textbooks which are sold on subscription. In addition, we have a fast-growing custom publishing business which works with professors to produce textbooks and online resources specifically adapted for their particular course. In 2006, our Higher Education business generated approximately 80% of its sales in the US. Outside the US, we adapt our textbooks and technology services for individual markets, and we have a growing local publishing program. Our key markets outside the US include Canada, the UK, Benelux, Mexico, Germany, Hong Kong, Taiwan and Malaysia.

Professional
      Our Professional education businesses publish educational materials and provide testing and qualifications services for adults. Our publishing imprints include Addison Wesley Professional, Prentice Hall PTR, and Cisco Press (for IT professionals), Peachpit Press and New Riders Press (graphics and design professionals), Que/ Sams (consumer and professional imprint) and Prentice Hall Financial Times (for the business education market). We have a fast-growing Professional Testing business, Pearson VUE, which manages major long-term contracts to provide qualification and assessment services through its network of test centers around the world. Key customers include major technology companies, the Graduate Management Admissions Council, the National Association of Securities Dealers and the UK’s Driving Standards Agency. We also provide a range of data collection and management services, including scanners, to a wide range of customers. In December 2006, the Group announced that it had agreed to sell Pearson Government Solutions to Veritas Capital, a private equity firm. This operation is disclosed as discontinued in the years ended December 31, 2006, 2005 and 2004. The assets and liabilities of Pearson Government Solutions have been reclassified to non-current assets held for sale in the Group’s Consolidated Balance Sheet as at December 31, 2006.

The FT Group
      The FT Group provides a broad range of data, analysis and services to an audience of internationally-minded business people and financial institutions. In 2006, the FT Group had sales of £698m, or 17% of Pearson’s total sales (2005: 17%), and contributed 21% of Pearson’s operating profit (2005: 25%).
      It has two major parts: FT Publishing, our network of international and national business newspapers and online services; and Interactive Data Corporation, our 62%-owned financial information company.

FT Publishing
      The Financial Times is the world’s leading international daily business newspaper. Its average daily circulation of 430,469 copies in December 2006, as reported by the Audit Bureau of Circulation, is split as follows:

United Kingdom/ Republic of Ireland	31%
Continental Europe	27%
Americas	31%
Asia	9%
Rest of the World	2%
      In 2006, approximately 70% of the FT’s revenues were generated through advertising. The FT also sells content and advertising online through FT.com. FT.com charges subscribers for detailed industry news, comment and analysis, while providing general news and market data to a wider audience.
      FT Publishing also includes: FT Business, which publishes specialist information on the retail, personal and institutional finance industries through titles including Investors Chronicle, Money Management, Financial Adviser and The Banker; Les Echos, France’s leading business newspaper, and a number of joint ventures and associates in business publishing.

      In August 2006, the Financial Times acquired Mergermarket, an online financial data and intelligence provider. The acquisition strengthens the FT Group, adding proprietary content, a premium customer base, reliable growth from new revenue sources and attractive financial characteristics to the organization.

Interactive Data Corporation
      Interactive Data Corporation is a leading provider of financial market data, analytics and related services to financial institutions, active traders and individual investors. The company’s businesses supply time-sensitive pricing, evaluations and reference data for more than 3.5 million securities traded around the world, including hard-to-value instruments such as illiquid bonds. We own 62% of Interactive Data Corporation; the remaining 38% is publicly traded.

Recoletos
      On April 8, 2005, the Group completed the sale to Retos Catera S.A. of our 79% stake in Recoletos, a publicly quoted Spanish media Group, for gross proceeds of €743m. Net cash proceeds of £371m were received resulting in a profit on disposal of £306m.

Joint Ventures and Associates
      As at 2006 year-end, the FT Group also had a number of associates and joint ventures, including:

•	50% interest in The Economist Group, publisher of the world’s leading weekly business and current affairs magazine.

•	50% interest in FT Deutschland, a German language business newspaper with a fully integrated online business news, analysis and data service.

•	50% interest in FTSE International, a joint venture with the London Stock Exchange, which publishes a wide range of global indices, including the important FTSE index.

•	33% interest in Vedomosti, a leading Russian business newspaper.

•	50% interest in Business Day and Financial Mail, publishers of South Africa’s leading financial newspaper and magazine.

•	14% interest in Business Standard, one of India’s leading business newspapers.

The Penguin Group
      Penguin is one of the world’s premier English language book publishers. We publish an extensive backlist and frontlist of titles, including fiction and non-fiction, literary prize winners, commercial bestsellers, classics and children’s titles. We rank in the top three consumer publishers, based upon sales, in all major English speaking and related markets — the US, the UK, Australia, New Zealand, Canada, India and South Africa.
      Penguin publishes under many imprints including, in the adult market, Allen Lane, Avery, Berkley Books, Dorling Kindersley, Dutton, Hamish Hamilton, Michael Joseph, Plume, Putnam, Riverhead and Viking. Our leading children’s imprints include Puffin, Ladybird, Warne and Grosset & Dunlap. In 2006, Penguin had sales of £848m, representing 20% of Pearson’s total sales (2005: 21%) and contributed 11% of Pearson’s operating profit (2005: 12%). Its largest market is the US, which generated around 60% of Penguin’s sales in 2006. The Penguin Group earns around 99% of its revenues from the sale of hard cover and paperback books. The balance comes from audio books and from the sale and licensing of intellectual property rights, such as the Beatrix Potter series of fictional characters, and acting as a book distributor for a number of smaller publishing houses.
      We sell directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel that best serves the specific requirements of an order. We also sell online through third parties such as Amazon.com.

Operating cycles
      Pearson determines a normal operating cycle separately for each entity/cash generating unit within the Group with distinct economic characteristics. The “normal operating cycle” for each of the Group’s education businesses is primarily based on the expected period over which the educational programs and titles will generate cash flows, and also takes account of the time it takes to produce the educational programs.
      Particularly for the US School and Higher Education businesses, which represent more than 50% (by sales) of our education publishing businesses, there are well established cycles operating in the market:

•	The School market is primarily driven by an adoption cycle in which major state education boards ‘adopt’ programs and provide funding to schools for the purchase of these programs. There is an established and published adoption cycle with new adoptions taking place on average every 5 years for a particular subject. Once adopted, a program will typically sell over the course of the subsequent 5 years. The Company renews its pre-publication assets to meet the market adoption cycles. Therefore the operating cycle naturally follows the market cycle.

•	The Higher Education market has a similar pattern, with colleges and professors typically refreshing their courses and selecting revised programs on a regular basis, often in line with the release of new editions or new technology offerings. The Company renews its pre-publication assets to meet the typical demand for new editions of, or revisions to, educational programs. Analysis of historical data shows that the average life cycle of Higher Education content is 5 years. Again the operating cycle mirrors the market cycle.
      A development phase of typically 12 to 18 months for Higher Education and up to 24 months for School precedes the period during which the Company receives and delivers against orders for the products it has developed for the program. Non-US markets operate in a similar way although often with less formal ‘adoption’ processes.
      The operating cycles in respect of the Professional and Penguin segments are more specialized in nature as they relate to educational or heavy reference products released into smaller markets (e.g. the financial training, IT and travel sectors). Nevertheless, in these markets, there is still a regular cycle of product renewal, in line with demand which management monitor. Typically the life cycle is 5 years for Professional content and 4 years for Penguin content.
Competition
      All of Pearson’s businesses operate in highly competitive environments.
      Pearson Education competes with other publishers and creators of educational materials and services. These companies include large international companies, such as McGraw-Hill, Reed Elsevier, Houghton Mifflin Riverdeep Group and Thomson alongside smaller niche players that specialize in a particular academic discipline or focus on a learning technology. Competition is based on the ability to deliver quality products and services that address the specified curriculum needs and appeal to the school boards, educators and government officials making purchasing decisions.
      The FT Group’s newspapers, magazines and websites compete with newspapers and other information sources, such as The Wall Street Journal, by offering timely and expert analysis and insight. It competes for advertisers with other forms of media based on the ability to offer an effective means for advertisers to reach their target audience. IDC competes with Reuters, Bloomberg and Thomson Financial on a global basis for the provision of financial data to the back office. In Europe Telekurs is also a direct competitor for these services.
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
Recent developments
      On February 15, 2007 the Group completed the disposal of Pearson Government Solutions, its Government services business, to Veritas Capital. Sale proceeds consist of $560m in cash, $40m in preferred stock and 10% of the equity of the business. The Group expects to report a post tax loss on the disposal, as the capital gain for tax purposes will exceed any book gain.
      On September 30, 2006, the Group acquired 100% of the voting rights of Mergermarket, a financial information company providing information to financial institutions, corporations and their advisers. In addition, several other businesses were acquired in 2006 including Promissor, Paravia Bruno Mondadori (PBM), National Evaluation Systems (NES), PowerSchool and Chancery in the Education business and Quote.com in IDC.
      On July 22, 2005, Pearson acquired 100% of the voting rights of AGS Publishing, an educational assessments and curriculum materials publisher.
      In addition, several other businesses were acquired in the current and prior years, none of which were individually material to the Group.

Organizational structure
      Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of our significant subsidiaries as at December 31, 2006, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

		Percentage
		interest/voting
Name	Country of incorporation/residence	power

Pearson Education
Pearson Education Inc	United States (Delaware)	100%
Pearson Education Ltd	England and Wales	100%
NCS Pearson Inc	United States (Minnesota)	100%
FT Group
The Financial Times Limited	England and Wales	100%
Financial Times Business Ltd	England and Wales	100%
Mergermarket Ltd	England and Wales	100%
Interactive Data Corporation	United States (Delaware)	62%
Les Echos SA	France	100%
The Penguin Group
Penguin Group (USA) Inc	United States (Delaware)	100%
The Penguin Publishing Co Ltd	England and Wales	100%
Dorling Kindersley Holdings Ltd	England and Wales	100%
Property, plant and equipment
      Our headquarters are located at leasehold premises in London, England. We own or lease approximately 650 properties in more than 50 countries worldwide, the majority of which are located in the United Kingdom and the United States.
      All of the properties owned and leased by us are suitable for their respective purposes and are in good operating condition. These properties consist mainly of offices, distribution centers and computer centers.
      The vast majority of our printing is carried out by third party suppliers. We operate two small digital print operations as part of our Pearson Assessment and Testing businesses. These operations provide short-run and print-on-demand products, typically custom client applications.
      We own the following principal properties:

General use of property	Location	Area in square feet

Warehouse	Pittstown, Pennsylvania, USA	510,000
Warehouse	Kirkwood, New York, USA	409,000
Offices	Iowa City, Iowa, USA	310,000
Offices	Old Tappan, New Jersey, USA	210,112
Warehouse/ Offices	Cedar Rapids, Iowa, USA	205,000
Warehouse/ Offices	Reading, Massachusetts, USA	177,822
Offices	London, UK	155,000
Printing/ Processing	Owatonna, Minnesota, USA	128,000
Printing/ Processing	Columbia, Pennsylvania, USA	121,370
Offices	Eagan, Minnesota, USA	109,500
Offices	Mesa, Arizona, USA	96,000

      We lease the following principal properties:

General use of property	Location	Area in square feet

Warehouses/Offices	Lebanon, Indiana, USA	1,091,435
Offices	Cranbury, New Jersey, USA	886,747
Warehouse/Offices	Indianapolis, Indiana, USA	737,850
Warehouse/Offices	Newmarket, Ontario, Canada	518,128
Offices	Upper Saddle River, New Jersey, USA	474,801
Warehouse/Offices	Rugby, UK	446,077
Offices	Hudson St., New York, USA	431,278
Offices	London, UK	282,917
Warehouse/Offices	Austin, Texas, USA	226,076
Offices	Boston, Massachusetts, USA	225,299
Warehouse	Scoresby, Victoria, Australia	215,820
Offices	Boston, Massachusetts, USA	191,360
Offices	Glenview, Illinois, USA	187,500
Offices	Bloomington, Minnesota, USA	153,240
Offices	Parsippany, New Jersey, USA	143,777
Offices	Harlow, UK	137,900
Offices	Chester, Virginia, USA	123,200
Warehouse/Offices	Quarry Bay, Hong Kong	121,748
Warehouse	San Antonio Zomeyucan, Mexico	113,638
Offices	London, UK	112,000
Offices	New York, New York, USA	107,939
Offices	Lawrence Kansas, Kansas, USA	105,000
Capital Expenditures
      See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for description of the Company’s capital expenditures.
ITEM 4A.     UNRESOLVED STAFF COMMENTS
      There are no unresolved staff comments.
ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS
      The following discussion and analysis is based on and should be read in conjunction with the consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report. The financial statements have been prepared in accordance with IFRS, which differs in certain significant respects from US GAAP. Note 36 to our consolidated financial statements, included in “Item 17. Financial Statements”, provides a description of the significant differences between IFRS and US GAAP as they relate to our business and provides a reconciliation to US GAAP.
General overview

Introduction
      Sales from continuing operations increased from £3,808m in 2005 to £4,137m in 2006, an increase of 9%. The increase reflected growth across all the businesses together with additional contributions from acquisitions made in both 2005 and 2006. The year on year growth was impacted by exchange rates, in particular the US dollar. The average US dollar exchange rate weakened in 2006, which had the effect of reducing reported sales in 2006 by £44m when compared to the equivalent figure at constant 2005 rates. Reported operating profit increased by 5% from £516m in 2005 to £540m in 2006. All parts of the Group contributed to the operating profit increase through good sales growth and improved margins which more than offset an increased charge for intangible amortization. Included within operating profit in 2005 was the profit on the sale of MarketWatch of £40m. There were no equivalent disposals in 2006. Reported operating profit in 2006 was £7m lower than the equivalent figure reported at constant 2005 exchange rates.
      Profit before taxation in 2006 of £466m compares to a profit before taxation of £446m in 2005. The increase of £20m reflects the improved operating performance offset by a small increase in net finance costs. Net finance costs increased from £70m in 2005 to £74m in 2006. The Group’s net interest payable increased by £17m in 2006 due to the strong rise in US dollar floating interest rates and an increase in the Group’s average net debt largely reflecting the cost of acquisitions made in 2006. Partially offsetting this effect was finance income relating to post retirement plans of £4m in 2006 compared to a cost of £7m in 2005. The adoption of IAS 39 ‘Financial Instruments: Recognition and Measurement’ in our financial statements as at January 1, 2005 has the potential to introduce increased volatility into the net finance cost although the effect in 2006 was not significantly different from that in 2005. IAS 39 related items and foreign exchange gains and losses together reduced net finance costs by £16m in 2006 compared to a reduction of £14m in 2005.
      In December 2006 the Group announced the sale of its Government contracting business, Pearson Government Solutions. The sale was completed in February 2007 and the results of this business have been shown in discontinued operations in the consolidated income statement for 2006, 2005 and 2004. In 2005 the Group sold its 79% interest in Recoletos Grupo de Comunicacion S.A. The results of Recoletos have been consolidated for the period to February 28, 2005 and have been shown as discontinued operations in the consolidated income statement for 2005 and 2004.
      Net cash generated from operating activities decreased to £456m in 2006 from £487m in 2005. Cash generation in 2006 would have shown an improvement on 2005 but for the relative weakness of the US dollar which reduced the value of our cash flows in sterling. On an average basis, the use of working capital continued to improve. Capital expenditure in 2006 was in line with 2005 levels at constant exchange rates. The net cash outflow in respect of businesses acquired increased from £246m in 2005 to £363m in 2006. There were no significant disposals in 2006 to match the proceeds received from the sale of Recoletos and Marketwatch in 2005 resulting in a decrease in cash proceeds from disposals of £420m. Dividends from joint ventures and associates increased by £31m largely due to special dividends received from the Economist. Dividends paid of £235m in 2006 (including £15m paid to minority interests) compares to £222m in 2005. After a favorable currency movement of £126m, overall net borrowings increased by 6% from £996m at the end of 2005 to £1,059m at the end of 2006.

Outlook
      Pearson reported record results in 2006 and our strong trading has continued in the early part of 2007. We have made a good start in the major school textbook adoptions; continued to roll out our groundbreaking online learning and assessment platforms in Higher Education; published a string of bestsellers in Penguin; and achieved steady growth in both advertising and circulation at FT Publishing.
      We are trading in line with expectations for 2007 and expect to achieve good underlying earnings growth, cash conversion ahead of our 80% threshold, and a further increase in return on invested capital. As always, our sales and profits will be concentrated in the second half of the year.
      Our expectations for the full year remain:

Pearson Education
      School to achieve underlying sales growth in the 4-6% range with margins improving; Higher Education sales to grow in the 3-5% range with stable margins; Professional revenues to be broadly level with margins improving;

FT Group
      Financial Times Group profit to grow strongly with our cost measures, integration actions and revenue diversification pushing margins into double digits at FT Publishing. IDC revenues to grow in the 6-9% range with net income growth in the high single-digits to low double-digits (headline growth under US GAAP);

The Penguin Group
      Penguin margins to improve further, as its publishing investment and efficiency programs continue to bear fruit.

Sales information by operating division
      The following table shows sales information for each of the past three years by operating division:

	Year ended December 31

	2006	2005	2004

	£m	£m	£m
Education:
School	1,455	1,295	1,087
Higher Education	795	779	729
Professional	341	301	290
FT Group:
FT Publishing	366	332	318
IDC	332	297	269
Penguin	848	804	786

Total	4,137	3,808	3,479

Sales information by geographic market supplied
      The following table shows sales information for each of the past three years by geographic region:

	Year ended December 31

	2006	2005	2004

	£m	£m	£m
European countries	1,089	951	820
North America	2,642	2,451	2,309
Asia Pacific	298	300	263
Other countries	108	106	87

Total	4,137	3,808	3,479

Exchange rate fluctuations
      We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was $1.84 in 2006, $1.81 in 2005, and $1.83 in 2004. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. Pearson generates approximately 65% of its sales in the US. We estimate that a five cent change in the closing exchange rate between the US dollar and sterling in any year could affect our reported earnings per share by 1p and shareholders’ funds by approximately £85m. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information. The year-end US dollar rate for 2006 was £1:$1.96 compared to £1:$1.72 for 2005. The weakening in the US dollar reduced our shareholders’ funds by £417m (see note 27 of “Item 17. Financial

Statements”) in 2006. The year-end rate for 2005 was £1:$1.72 compared to £1:$1.92 for 2004 resulting in an increase in shareholders’ funds of £327m in 2005.

Critical accounting policies
      Our consolidated financial statements, included in “Item 17. Financial Statements”, are prepared based on the accounting policies described in note 1 to the consolidated financial statements. These financial statements are prepared in accordance with IFRS, which differs in certain significant respects from US GAAP.
      The preparation of our consolidated financial statements in accordance with IFRS, and the reconciliation of these financial statements to US GAAP as described in note 36, requires management to make estimates and assumptions that affect the carrying value of assets and liabilities at the date of the consolidated financial statements and the reported amount of sales and expenses during the periods reported in these financial statements. Certain of our accounting policies require the application of management judgment in selecting assumptions when making significant estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable.
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
      Where a contractual arrangement consists of two or more elements that can be provided to customers either on a stand-alone basis or as an optional extra and fair value exists for each separate element, such as the provision of supplementary materials with textbooks, revenue in such multiple element arrangements is recognized when each product has been delivered and all other relevant revenue recognition criteria are achieved.
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

Pre-publication assets
      Pre-publication costs represent direct costs incurred in the development of educational programs and titles prior to their publication. These costs are recognized as current intangible assets where the title will generate probable future economic benefits within their normal operating cycle and costs can be measured reliably. Pre-publication assets are amortized upon publication of the title over estimated economic lives of five years or less, being the estimated expected operating life cycle of the title, usually with a higher proportion of the amortization taken in the earlier years. The investment in pre-publication has been disclosed as part of the cash generated from operating activities in the cash flow statement. The assessment of the recoverability of pre-publication assets and the determination of the amortization profile involve a significant degree of judgment based on historical trends and management estimation of their future potential sales. An incorrect amortization profile could result in excess amounts being carried forward as intangible assets that would otherwise have been written off to the income statement in an earlier period. Reviews are performed regularly to estimate recoverability of pre-publication costs.

Royalty advances
      Advances of royalties to authors are included within trade and other receivables when the advance is paid less any provision required to bring the amount down to its net realizable value. The realizable value of royalty advances relies on a degree of management judgment in determining the profitability of individual author contracts. If the estimated realizable value of author contracts is overstated then this will have an adverse effect on operating profits as these excess amounts will be written off. The recoverability of royalty advances is based upon an annual detailed management review of the age of the advance, the future sales projections for new authors and prior sales history of repeat authors. The royalty advance is expensed at the contracted or effective royalty rate as the related revenues are earned. Royalty advances which will be consumed within one year are held in current assets. Royalty advances which will be consumed after one year are held in non-current assets.

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
      The determination of the pension cost and defined benefit obligation of the Group’s defined benefit pension schemes depends on the selection of certain assumptions (see note 24 in “Item 17 — Financial Statements”) which include the discount rate, inflation rate, salary growth, longevity and expected return on scheme assets. Differences arising from actual experience or future changes in assumptions will be reflected in subsequent periods (actuarial gains and losses).
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

Income taxes
      Deferred income tax is provided, using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred income tax liability is settled.
      Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.
      Deferred income tax is provided in respect of the undistributed earnings of subsidiaries, other than where it is intended that those undistributed earnings will not be remitted in the foreseeable future.
      Deferred tax is recognized in the income statement, except when the tax relates to items charged or credited directly to equity, in which case the tax is also recognized in equity.
      The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the estimates in relation to the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
      Deferred tax assets and liabilities require management judgment in determining the amounts to be recognized. In particular, significant judgment is used when assessing the extent to which deferred tax assets should be recognized with consideration given to the timing and level of future taxable income together with any future tax planning strategies.

Goodwill
      Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. The recoverable amounts of cash generating units have been determined based on value in use calculations. These calculations require the use of estimates. Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units that are expected to benefit from the business combination in which the goodwill arose. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

IFRS and US GAAP
      We prepare our financial statements in accordance with IFRS, which differs in certain significant respects from US GAAP. Profit attributable to equity holders of the Company and equity shareholders’ funds under IFRS and US GAAP were as follows for the respective period:

	Year ended December 31

	2006	2005	2004

	£m	£m	£m
Profit for the year
IFRS	446	624	262
US GAAP	341	411	182
Equity shareholders’ funds
IFRS	3,476	3,564
US GAAP	3,581	3,838
      The main differences between IFRS and US GAAP relate to goodwill and intangible assets, acquisition and disposal adjustments, derivatives, pensions, stock based compensation and taxation. These differences are discussed in further detail under “ — Accounting Principles” and in note 36 to the consolidated financial statements.
Results of operations

Year ended December 31, 2006 compared to year ended December 31, 2005

Consolidated results of operations

Sales
      Our total sales from continuing operations increased by £329m, or 9%, to £4,137m in 2006, from £3,808m in 2005. The increase reflected growth across all the businesses together with additional contributions from acquisitions made in both 2005 and 2006. The year on year growth was impacted by movements in exchange rates, particularly in the US dollar. We estimate that had the 2005 average rates prevailed in 2006, sales would have been approximately £4,181m.
      Pearson Education had another strong year with an increase in sales of 9%. The School business was the biggest contributor to this growth with an increase of 12%. Some of the School increase was due to the contribution from acquisitions made in 2006 and 2005 but we estimate that after excluding these acquisitions and restating at constant exchange rates that the growth would have been 6%. US School publishing sales were up 3% compared to an industry decline of 6% (source: Association of American Publishers) and the business took a leading share of the new US adoption market. School testing sales continued to improve even after growth in US school testing revenues of more than 20% in 2005. Higher Education growth was more modest at 2% in total but was up 4% in the US. Pearson’s US Higher Education business has grown faster than the industry for eight straight years. In the Professional business, sales increased 13%, with testing sales ahead by more than 30% in 2006 following the successful start up of new contracts and a contribution from the newly acquired Promissor business. Professional publishing sales declined again in 2006 due to the continued industry-wide weakness in technology-related publishing.
      The FT Group sales were 11% ahead of last year. FT Publishing sales were up by 10% driven by higher advertising revenues at the Financial Times particularly in the online, luxury goods and corporate finance categories. IDC sales were up by 12% with consistent organic growth and aided by contributions from the acquisition of IS.Teledata (re-branded Interactive Data Managed Solutions) and Quote.com.
      Penguin’s sales grew by 5% with a record number of best sellers in the US and UK, an increase in market share in the UK and continued success with the premium paperback format in the US.
      Pearson Education, our largest business sector, accounted for 63% of our continuing business sales in 2006, compared to 62% in 2005. North America continued to be the most significant source of our sales and as a proportion of total continuing sales contributed 64% in both 2006 and 2005.

Cost of goods sold and operating expenses
      The following table summarizes our cost of sales and net operating expenses:

	Year ended
	December 31

	2006	2005

	£m	£m
Cost of goods sold	1,917	1,787

Distribution costs	299	292
Administration and other expenses	1,504	1,351
Other operating income	(99)	(84)

Total	1,704	1,559

      Cost of goods sold. Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs and royalty charges. Our cost of sales increased by £130m, or 7%, to £1,917m in 2006, from £1,787m in 2005. The increase mainly reflected the increase in sales over the period although the overall gross margin also increased slightly from 53% in 2005 to 54% in 2006.
      Distribution costs. Distribution costs consist primarily of shipping costs, postage and packing and are typically a fairly constant percentage of sales.
      Administration and other expenses. Our administration and other expenses increased by £153m, or 11%, to £1,504m in 2006, from £1,351m in 2005. As a percentage of sales they increased to 36% in 2006, from 35% in 2005. The increase in administration and other costs comes principally from additional employee benefit expense, additional property costs and increased intangible amortization.
      Other operating income. Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions. Other operating income increased 18% to £99m in 2006 from £84m in 2005, with the increase mainly due to profits made on the disposal of a building. See “Item 17. Financial Statements” note 36 (ix) for the treatment under US GAAP.

Other net gains and losses
      Profits or losses on the sale of businesses, associates and investments that are included in our continuing operations are reported as “other net gains and losses”. In 2005 the only item in this category was the £40m profit on the sale of our associate interest in MarketWatch. In 2006, there were no similar gains or losses.

Share of results of joint ventures and associates
      The contribution from our joint ventures and associates increased from £14m in 2005 to £24m in 2006. The increase was mainly due to an increase in circulation and revenue at The Economist Group, who also recorded a gain on sale of its investment in Commonwealth Business Media Inc. There was also further reduction in losses at FT Deutschland.

Operating profit
      The total operating profit increased by £24m, or 5%, to £540m in 2006 from £516m in 2005. This increase was due to increases across all the businesses, after taking account of the one-off gain from the sale of MarketWatch at FT Publishing of £40m in 2005 and a charge of £7m in 2006 at Penguin relating to an adjustment to goodwill following recognition of pre-acquisition tax losses. We estimate that had the 2005 average rates prevailed in 2006, operating profit would have been £7m higher.
      Operating profit attributable to Pearson Education increased by £42m, or 13%, to £365m in 2006, from £323m in 2005. The increase was due to continued improvement in School margins, the profit impact of strong sales and cost reductions in technology publishing in Professional testing. Operating profit attributable to the FT Group decreased by £16m, or 12%, to £117m in 2006, from £133m in 2005. This decrease was attributable to the absence in 2006 of the £40m profit from the sale of MarketWatch that was recorded in 2005. After excluding this item profits increased by £24m, £7m at IDC and £17m at FT Publishing. The FT Publishing increase reflected the pick-up in advertising revenues. Operating profit attributable to the Penguin Group decreased by £2m, or 3%, to £58m in 2006, from £60m in 2005. The decrease was attributable to an adjustment to goodwill of £7m caused by the recognition of previously unrecognized tax losses relating to the acquisition of Dorling Kindersley in 2000.

Net finance costs
      Net finance costs increased from £70m in 2005 to £74m in 2006. Net interest payable in 2006 was £94m, up from £77m in 2005. Although we were partly protected by our fixed rate policy, the strong rise in average US dollar floating interest rates had an adverse effect. Year on year, average three month LIBOR (weighted for the Group’s borrowings in US dollars, euros and sterling at the year end) rose by 1.5% to 4.9%. Combining the rate rise with an increase in the Group’s average net debt of £40m, the Group’s average net interest rate payable rose by 1.1% to 7.0%. In 2006 the net finance income relating to post-retirement plans was an income of £4m compared to a cost of £7m in the previous year. Other net finance income relating to foreign exchange and short-term fluctuations in the market value of financial instruments remained fairly constant year on year with a £16m gain in 2006 compared to a £14m gain in 2005. For a more detailed discussion of our borrowings and interest expenses see “ — Liquidity and Capital Resources — Capital Resources” and “ — Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Taxation
      The total tax charge in 2006 of £11m represents just over 2% of pre-tax profits compared to a charge of £116m or 26% of pre-tax profits in 2005. The low tax rate in 2006 was mainly accounted for by two factors. First, in the light of the announcement of the disposal of Government Solutions, we were able to recognize a deferred tax asset in relation to capital losses in the US where previously we were not confident that the benefit of the losses would be realized prior to their expiry. Second, in light of our trading performance in 2006 and our strategic plans, together with the expected utilization of US net operating losses in the Government Solutions sale, we have re-evaluated the likely utilization of operating losses both in the US and the UK; this has enabled us to increase the amount of the deferred tax asset carried forward in respect of such losses. The combined effect of these two factors was to create a non-recurring credit of £127m.

Minority interests
      Following the disposal of our 79% holding in Recoletos and the purchase of the remaining 25% minority stake in Edexcel in 2005, our minority interests now comprise mainly the minority share in IDC. In January 2006 we increased our stake in IDC reducing the minority interest from 39% to 38%.

Discontinued operations
      In December 2006 the Group announced the sale of its Government contracting business, Pearson Government Solutions. The sale was completed in February 2007 and the results of this business have been shown in discontinued operations in the consolidated income statement in both 2006 and 2005. Operating profit for Government solutions in 2006 was £22m compared to £20m in 2005. Following the disposal of Recoletos in 2005 its results were consolidated for the period up to February 28, 2005 and included in discontinued operations in 2005. The results for 2005 include an operating loss for the two months to February 28, 2005 of £3m. The pre-tax profit on disposal of Recoletos reported in 2005 was £306m.

Profit for the year
      The total profit for the year in 2006 was £469m compared to a profit in 2005 of £644m. The overall decrease of £175m was to the absence of the profits on disposal of Recoletos and MarketWatch reported in 2005. After taking account of these disposals there was an increase in profit in 2006 due to improvement in operating profits and the sharp reduction in tax due to the recognition of losses in 2006.

Earnings per ordinary share
      The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 55.9p in 2006 compared to 78.2p in 2005 based on a weighted average number of shares in issue of 798.4m in 2006 and 797.9m in 2005. The decrease in earnings per share was due to the additional profit for 2005 described above and was not significantly affected by the movement in the weighted average number of shares.
      The diluted earnings per ordinary share of 55.8p in 2006 and 78.1p in 2005 was not significantly different from the basic earnings per share in those years as the effect of dilutive share options was again not significant.

Exchange rate fluctuations
      The weakening of the US dollar against sterling on an average basis had a negative impact on reported sales and profits in 2006 compared to 2005. We estimate that if 2005 average rates had prevailed in 2006, sales would have been higher by £44m and operating profit would have been higher by £7m. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and operating profit by division
      The following tables summarize our sales and operating profit for each of Pearson’s divisions. Adjusted operating profit is a non-GAAP measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments, as reported under FAS 131. See also note 2 of “Item 17. Financial Statements”.
      In our adjusted operating profit we have excluded amortization and adjustment of acquired intangibles, other gains and losses and other net finance costs of associates. The amortization and adjustment of acquired intangibles is the amortization or subsequent impairment of intangible assets acquired through business combinations. The charge is not considered to be fully reflective of the underlying performance of the Group. Other gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations but which distort the performance for the year.
      Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2006

		Higher		FT
£m	School	Education	Professional	Publishing	IDC	Penguin	Total

Sales	1,455	795	341	366	332	848	4,137
	36%	19%	8%	9%	8%	20%	100%
Total operating profit	167	161	37	35	82	58	540
	31%	30%	7%	6%	15%	11%	100%
Add back:
Amortization and adjustment of acquired intangibles	17	—	1	2	7	8	35
Other net gains and losses including associates	—	—	—	(4)	—	—	(4)
Other net finance costs of associates	—	—	—	(1)	—	—	(1)

Adjusted operating profit: continuing operations	184	161	38	32	89	66	570
Adjusted operating profit: discontinued operations	—	—	22	—	—	—	22

Total adjusted operating profit	184	161	60	32	89	66	592

	31%	27%	10%	6%	15%	11%	100%

	Year Ended December 31, 2005

		Higher		FT
£m	School	Education	Professional	Publishing	IDC	Penguin	Total

Sales	1,295	779	301	332	297	804	3,808
	34%	20%	8%	9%	8%	21%	100%
Total operating profit	142	156	25	58	75	60	516
	28%	30%	5%	11%	14%	12%	100%
Add back:
Amortization and adjustment of acquired intangibles	5	—	—	1	5	—	11
Other net gains and losses including associates	—	—	—	(40)	—	—	(40)
Other net finance costs of associates	—	—	—	2	—	—	2

Adjusted operating profit: continuing operations	147	156	25	21	80	60	489
Adjusted operating profit: discontinued operations	—	—	20	(3)	—	—	17

Total adjusted operating profit	147	156	45	18	80	60	506

	29%	31%	9%	3%	16%	12%	100%

School
      School business sales increased by £160m, or 12%, to £1,455m in 2006, from £1,295m in 2005 and adjusted operating profit increased by £37m, or 25%, to £184m in 2006 from £147m in 2005. In addition to strong underlying growth in sales and profits, the School results in 2006 benefit from the inclusion of National Evaluation Systems (NES), Paravia Bruno Mondadori (PBM), Chancery and PowerSchool together with a number of smaller acquisitions all made in the first half of 2006 and from a full year contribution from AGS Publishing, acquired in July 2005. Offsetting these factors was the effect of the weakening of the US dollar, which we estimate reduced sales by £17m when compared to the equivalent figures at constant 2005 exchange rates.
      In the US school market, Pearson’s school publishing business grew 3% against the Association of American Publishers’ estimate of a decline in the industry of 6%. New adoption market share was 33% in the adoptions where Pearson competed (and 30% of the total new adoption market). The School business now has the number one or number two market share in reading, math, science and social studies. US School testing sales were up in the high single digits even after growth in excess of 20% in 2005. School testing benefited from further contract wins, market share gains and leadership in onscreen marking, online testing and embedded (formative) assessment. The acquisition of NES providing customized assessments for teacher certification in the US has allowed us to expand in an attractive adjacent market. The School technology business grew both through the acquisitions of Chancery and PowerSchool and through organic growth in the digital curriculum business which continued to grow while investing in a new generation of digital products to meet the demands of school districts for personalized classroom learning.
      The international School business, outside the US, continued to grow. The international testing business was again able to benefit from technology leadership. In the UK, we have marked over 9 million GCSE, AS and A-Level scripts on screen. In School publishing, the launch in the UK of ActiveTeach technology providing multimedia teaching resources has brought increased market share in math and science. The acquisition of PBM, one of Italy’s leading education publishers, has allowed us to expand our existing Italian business and integrate publishing, sales and marketing, distribution and back office operations. Our market leading school companies in Hong Kong and South Africa both outperformed their respective markets in 2006 and our worldwide English Language Training program for elementary schools, English Adventure (with Disney), was successfully launched in Asia and Latin America.
      School margins improved again in 2006 and were up by 1.2% points to 12.6% with continued efficiency gains in central costs, production, distribution and software development.

Higher Education
      Sales in Higher Education increased by £16m, or 2%, to £795m in 2006, from £779m in 2005. Adjusted operating profit increased by £5m, or 3%, to £161m in 2006 from £156m in 2005. Both sales and adjusted operating profit were affected by the weakening of the US dollar which we estimate reduced sales by £8m when compared to the equivalent figures at constant 2005 exchange rates.
      In the US, the Higher Education sales were up by 4% (in US dollars) ahead of the Association of American Publishers’ estimate of industry growth once again. Over the past eight years, Pearson’s US Higher Education business has grown at an average annual rate of 7% compared to the industry’s average growth rate of 4%. In the US there was rapid growth in the online learning businesses with approximately 4.5 million US college students using one of our online programs. Of these approximately 2.3 million register for an online course on one of our ‘MyLab’ online homework and assessment programs, an increase of almost 30% on 2005. In psychology and economics, two of the three largest markets in US higher education, Pearson published successful first edition bestsellers: Cicarrelli’s Psychology together with MyPsychLab and Hubbard’s Economics together with MyEconLab. Cicarrelli’s Psychology increased Pearson’s market share in the subject by 3% to 25% and is the bestselling launch of a first edition in the discipline in the past decade. Also in the US the custom publishing business, which builds customized textbooks and online services around the courses of individual faculties or professors, continued its strong progress with another year of double-digit growth.
      International Higher Education publishing sales grew by 3%, benefiting from good growth in local language publishing programs and an increasing focus on custom publishing and technology based assessment services with the MyLab suite of products.
      Higher Education margins remained constant year on year with only a small increase of 0.3% points to 20.3% in 2006.

Professional
      After excluding sales and adjusted operating profit from Government Solutions which were reported as discontinued in 2006, Professional sales increased by £40m, or 13%, to £341m in 2006 from £301m in 2005. Adjusted operating profit increased by £13m, or 52%, to £38m in 2006, from £25m in 2005. Sales were only slightly affected by the weakening US dollar, which we estimate reduced sales by £2m when compared to the equivalent figures at constant 2005 exchange rates.
      Professional testing sales were up more than 30% in 2006 benefiting in particular from the acquisition of Promissor and the successful start-up of the Graduate Management Admissions Test with 220,000 examinations delivered in 400 test centers in 96 countries during the first year of the new contract. Professional Testing has moved into profitability in 2006 compared to a break-even position in 2005. Technology publishing profits were up in 2006 as cost actions offset sales weakness in a market that continues to decline. There was a strong performance in other professional publishing with particular successes in the Wharton School Publishing and FT Press imprints.
      Overall margins in the Professional business were significantly higher at 11.1% in 2006 compared to 8.3% in 2005 as the testing business moved into profitability and the technology publishing business took specific cost actions.

FT Publishing
      Sales at FT Publishing increased by £34m or 10%, from £332m in 2005 to £366m in 2006. Adjusted operating profit increased by £11m, from £21m in 2005 to £32m in 2006. Much of the sales and profit increase was again at the FT newspaper and FT.com where sales were up 8% and profit increased by £9m to £11m.
      The FT newspaper advertising revenues were up 9% for the year with rapid growth in online, luxury goods and corporate finance categories, all up more than 30% on 2005. FT worldwide circulation was up 1% to 430,469 copies per day (Source: ABC, average for six months to December 2006). FT.com’s paying subscribers were up 7% to 90,000 while the December audience was up 29% to 4.2 million. The FT continued

to benefit from international expansion with approximately three-quarters of the FT’s advertising booked in two or more international editions and almost half booked for all four editions worldwide. The FT’s ‘new newsroom’ has created an integrated multi-media newsroom that improves commissioning, reporting, editing and production efficiency and provided further cost savings in 2006.
      In September 2006, the FT Publishing business acquired Mergermarket, an online financial data and intelligence provider that contributed additional sales and profit in the last three months of 2006. FT Business showed good growth and improved margins driven by strong performances in events, UK retail financial titles (Investment Adviser and Financial Adviser) and internationally with The Banker. Les Echos achieved modest circulation and advertising growth in a weak market ahead of the French presidential elections in 2007. FT Deutschland outperformed the German newspaper market once again increasing circulation by 2% and reducing losses. The Economist, in which Pearson owns a 50% stake, increased its contribution to FT Publishing’s adjusted operating profit with another good year that saw circulation increase by 9% to 1.2 million (for the July-December ABC period).
      Overall margins at FT Publishing continued to increase as the newspaper becomes more profitable and are now 8.7% compared to 6.3% in 2005.

Interactive Data
      Interactive Data, grew its sales by 12% from £297m in 2005 to £332m in 2006. Adjusted operating profit grew by 11% from £80m in 2005 to £89m in 2006. Both sales and adjusted operating profit were affected by the weakening US dollar, which we estimate reduced sales by £4m and adjusted operating profit by £1m when compared to the equivalent figures at constant 2005 exchange rates.
      Interactive Data Pricing and Reference Data (formerly FT Interactive Data), IDC’s largest business (approximately two-thirds of IDC revenues) generated strong growth in North America and Europe. Growth was driven by sustained demand for fixed income evaluated pricing services and related reference data. Interactive Data Pricing and Reference Data continued to expand its market coverage, adding independent valuations of credit default swaps and other derivative securities. There was improved momentum at Interactive Data Real-Time Services (formerly Comstock) with new sales to institutional clients and lower cancellation rates and also at eSignal with continued growth in its base of direct subscription terminals. The acquisition of Quote.com in March 2006 has expanded eSignal’s suite of real-time market data platforms and analytics and added two financial websites which enabled eSignal to generate strong growth through online advertising in 2006. IS.Teledata, acquired at the end of 2005 and rebranded Interactive Data Managed Solutions, contributed a full year of sales and profit for the first time in 2006.
      IDC margins remained roughly constant year on year at 26.8% in 2006 compared to 26.9% in 2005.

The Penguin Group
      Penguin Group sales were up 5% to £848m in 2006 from £804m in 2005 and adjusted operating profit up 10% to £66m in 2006 from £60m in 2005. Both sales and adjusted operating profit were affected by the weakening US dollar which we estimate reduced sales by £13m and adjusted operating profit by £7m when compared to the equivalent figures at constant 2005 exchange rates.
      2006 was a record year for Penguin in terms of literary success and bestseller performance. In the US, Penguin placed 139 books on the New York Times bestseller list, 10 more than in 2005, and kept them there for 809 weeks overall, up 119 weeks from 2005. Penguin UK placed 59 titles in the BookScan Top Ten bestseller list, up by 5 from 2005, and kept them there for 361 weeks, up 42 weeks from 2005.
      Penguin authors won a large number of prestigious awards during 2006: a Pulitzer Prize for Fiction (March by Geraldine Brooks); a National Book Critics Circle Award (THEM: A Memoir of Parents by Francine du Plessix Gray); the Michael L. Printz award (Looking for Alaska by John Green); the Orange Prize for Fiction (On Beauty by Zadie Smith); and the Man Booker Prize (The Inheritance of Loss by Kiran Desai).

      Penguin UK’s focus on fiction in 2006 was rewarded with a substantial increase in market share, led by Marina Lewycka’s A Short History of Tractors in Ukrainian. In the US, the premium paperback format accelerated revenue growth and increased profitability in the important mass-market category. In India, Penguin continued its rapid growth and extended its market leadership and there was also strong growth and increased market share for Penguin in South Africa. 2006 also saw strong growth in online revenues and unique visitors to the Penguin and DK websites.
      Penguin continued to focus on efficiency and improvement in operating margins and has benefited from the Pearson-wide renegotiation of major global paper, print and binding contracts, the integration of warehouse and back office operations in Australia and New Zealand and is investing in India as a pre-production and design center for reference titles.
Results of operations

Year ended December 31, 2005 compared to year ended December 31, 2004

Consolidated results of operations

Sales
      Our total sales increased by £329m, or 9%, to £3,808m in 2005, from £3,479m in 2004. Sales growth was due to strong performance in our markets, helped in part by a favorable exchange rate impact. We estimate that had the 2004 average rates prevailed in 2005, sales would have been approximately £3,765m.
      Pearson Education had a strong year with an increase in sales of 13%. The School businesses were the biggest contributors to this growth with an increase of 19%. Higher Education growth was 7% in total and 6% in the US. Pearson’s US Higher Education business has grown faster than the industry for seven straight years. The School publishing business benefited from a large share of the new adoption market in the US and testing sales were up more than 20% as the business made significant market share gains and benefited from mandatory state testing in the US under No Child Left Behind. In the Professional business sales increased 4%, with testing sales ahead of last year following the successful start-up of major new contracts. Worldwide sales of technology-related books were again lower than the previous year although weakness in the professional markets was partly offset by growth in consumer technology publishing.
      The FT Group sales were 7% in 2005 ahead of 2004. FT Publishing sales were up by 4% driven by higher advertising revenues at the Financial Times and IDC sales were up by 10% with organic growth at all its businesses aided by a full year contribution from FutureSource, acquired in September 2004, and the strength of the US dollar. Penguin’s sales grew by 2% with successful format innovation helping to offset the weakness in the mass-market category in the US, down a further 4% for the industry in 2005.
      Pearson Education, our largest business sector, accounted for 62% of our sales in 2005, compared to 61% in 2004. North America continued to be the most significant source of our sales although sales there decreased, as a proportion of total sales, to 64% in 2005, compared to 66% in 2004.

Cost of goods sold and net operating expenses
      The following table summarizes our cost of sales and net operating expenses:

	Year ended
	December 31

	2005	2004

	£m	£m
Cost of goods sold	1,787	1,631

Distribution costs	292	226
Administration and other expenses	1,351	1,340
Other operating income	(84)	(83)

Total	1,559	1,483

      Cost of goods sold. Cost of sales consists of costs for raw materials, primarily paper, printing costs, amortization of pre-publication costs and royalty charges. Our cost of sales increased by £156m, or 10%, to £1,787m in 2005, from £1,631m in 2004. The increase mainly reflected the increase in sales over the period so the overall gross margin stayed constant at 53%.
      Distribution Costs. Distribution costs consist primarily of shipping costs, postage and packing and are typically a fairly constant percentage of sales.
      Administration and other expenses. Our administration and other expenses increased by £11m, or 1%, to £1,351m in 2005, from £1,340m in 2004, although as a percentage of sales they decreased to 35% in 2005, from 39% in 2004. The increase in administration and other costs comes principally from additional employee benefit expense, but cost savings and more modest increases in other administration expenses have enabled overall operating margins to improve.
      Other operating income. Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions.

Other net gains and losses
      Profits or losses on the sale of businesses, associates and investments that are included in our continuing operations are reported as “other net gains and losses”. In 2005 the only item in this category was the £40m profit on the sale of our associate interest in MarketWatch. In 2004, other gains and losses amounted to £9m, with the principal items being profits on the sale of stakes in Capella and Business.com.

Share of results of joint ventures and associates
      The contribution from our joint ventures and associates increased from £8m in 2004 to £14m in 2005. The increase was due to profit improvement at The Economist Group and a reduction in losses at FT Deutschland.

Operating profit
      The total operating profit increased by £134m, or 35%, to £516m in 2005 from £382m in 2004. This £134m or 35% increase was due to increases across all the businesses, the one-off gain from the sale of MarketWatch of £40m and a beneficial impact of exchange. We estimate that had the 2004 average rates prevailed in 2005, operating profit would have been £12m lower.
      Operating profit attributable to Pearson Education increased by £58m, or 22%, to £323m in 2005, from £265m in 2004. The increase was due to strong sales and improved margins in both the School and Higher Education businesses. Operating profit attributable to the FT Group increased by £63m, or 90%, to £133m in 2005, from £70m in 2004. £40m of the increase was due to the profit from the sale of MarketWatch but there were also increases at IDC of £13m and FT Publishing of £10m. Operating profit attributable to the Penguin Group increased by £13m, or 28%, to £60m in 2005, from £47m in 2004. The increase at Penguin was due in part to increased efficiencies and improved margins and also due to exchange gains and one-off items in 2004. Penguin’s operating profit in 2004 was reduced by costs associated with disruption in UK distribution following the move to a new warehouse and closure costs associated with Penguin TV.

Net finance costs
      Net finance costs reduced from £79m in 2004 to £70m in 2005. Net interest payable in 2005 was £77m, up from £74m in 2004. The Group’s net interest rate payable rose by 0.9% to 5.9%. Although we were partly protected by our fixed rate policy, the strong rise in US dollar floating interest rates had an adverse effect. Year on year, average three month LIBOR (weighted for the Group’s borrowings in US dollars, euro and sterling) rose by 1.9% to 3.4%. This was largely offset by the £260m fall in average net debt, reflecting in particular the proceeds from the disposal of Recoletos and good cash generation. In addition, in 2005 we did not benefit from a one-off credit of £9m for interest on a repayment of tax that occurred in 2004. As at January 1, 2005 we adopted IAS 39 ‘Financial Instruments: Recognition and Measurement’ in our financial statements. This has had the effect of introducing increased volatility into the net finance cost and in 2005 the adoption of IAS 39 reduced net finance costs by £14m. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowing” below and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Taxation
      The total tax charge for the year was £116m, representing a 26% rate on pre-tax profits of £446m. This compares with a 2004 rate of 18% (or £55m on a pre-tax profit of £303m). In 2004, the tax charge reflected credits of £48m relating to previous years, a substantial element of which was non-recurring; adjustments relating to previous years in 2005 resulted in a credit of £18m. The 2005 rate benefited from the fact that the profit of £40m on the sale of Marketwatch.com was free of tax.

Minority interests
      Following the disposal of our 79% holding in Recoletos in April 2005 and the purchase of the 25% minority stake in Edexcel in February 2005, our minority interests now mainly comprise the 39% minority share in IDC.

Discontinued operations
      Following the announcement of the disposal of Government Solutions in December 2006, the results of the Pearson Government Solution business have been reclassified as discontinued in 2005 and 2004. The results for the year ended December 31, 2005 included an operating profit of £20m with a corresponding operating profit of £22m in 2004. The results of Recoletos have been consolidated for the period up to February 28, 2005 and included in discontinued operations in 2005 and 2004. The results for 2005 include an operating loss for the two months to February 28, 2005 of £3m compared to an operating profit in the full year to December 31, 2004 of £26m. The pre-tax profit on disposal of Recoletos reported in 2005 was £306m.

Profit for the year
      The total profit for the year in 2005 was £644m compared to a profit in 2004 of £284m. The overall increase of £360m was mainly due to the profit on disposal of Recoletos and MarketWatch together with significant improvement in operating profits reported across all the Pearson businesses. These increases were only partially offset by the increase in the tax charge in 2005.

Earnings per ordinary share
      The basic earnings per ordinary share, which is defined as the profit for the year divided by the weighted average number of shares in issue, was 78.2p in 2005 compared to 32.9p in 2004 based on a weighted average number of shares in issue of 797.9 million in 2005 and 795.6 million in 2004. This increase in earnings per share was due to the additional profit for the year described above and was not significantly affected by the movement in the weighted average number of shares.
      The diluted earnings per ordinary share of 78.1p in 2005 and 32.9p in 2004 was not significantly different from the basic earnings per share in those years as the effect of dilutive share options was again not significant.

Exchange rate fluctuations
      The strengthening of the US dollar against sterling on an average basis had a positive impact on reported sales and profits in 2005 compared to 2004. We estimate that if the 2004 average rates had prevailed in 2005, sales would have been lower by £43m and operating profit would have been lower by £12m. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and operating profit by division
      The following tables summarize our sales and operating profit for each of Pearson’s divisions. Adjusted operating profit is a non-GAAP measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments, as reported under FAS 131. See also note 2 of “Item 17. Financial Statements”.
      In our adjusted operating profit we have excluded amortization and adjustment of acquired intangibles, other gains and losses and other net finance costs of associates. The amortization and adjustment of acquired intangibles is the amortization or subsequent impairment of intangible assets acquired through business combinations. The charge is not considered to be fully reflective of the underlying performance of the Group. Other gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations but which distort the performance for the year.
      Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit is included in the tables below:

	Year ended December 31, 2005

		Higher		FT
£m	School	Education	Professional	Publishing	IDC	Penguin	Total

Sales	1,295	779	301	332	297	804	3,808
	34%	20%	8%	9%	8%	21%	100%
Total operating profit	142	156	25	58	75	60	516
	28%	30%	5%	11%	14%	12%	100%
Add back:
Amortization and adjustment of acquired intangibles	5	—	—	1	5	—	11
Other net gains and losses including associates	—	—	—	(40)	—	—	(40)
Other net finance costs of associates	—	—	—	2	—	—	2

Adjusted operating profit:
continuing operations	147	156	25	21	80	60	489
Adjusted operating profit:
discontinued operations	—	—	20	(3)	—	—	17

Total adjusted operating profit	147	156	45	18	80	60	506

	29%	31%	9%	3%	16%	12%	100%

	Year ended December 31, 2004

		Higher		FT
£m	School	Education	Professional	Publishing	IDC	Penguin	Total

Sales	1,087	729	290	318	269	786	3,479
	31%	21%	8%	9%	8%	23%	100%
Total operating profit	112	133	20	8	62	47	382
	29%	35%	5%	2%	16%	13%	100%
Add back:
Amortization and adjustment of acquired intangibles	—	—	—	—	5	—	5
Other net gains and losses including associates	(4)	(4)	(2)	(4)	—	5	(9)
Other net finance costs of associates	—	—	—	—	—	—	—

Adjusted operating profit:
continuing operations	108	129	18	4	67	52	378
Adjusted operating profit:
discontinued operations	—	—	22	26	—	—	48

Total adjusted operating profit	108	129	40	30	67	52	426

	25%	30%	9%	7%	16%	13%	100%

School
      School business sales increased by £208m, or 19%, to £1,295m in 2005, from £1,087m in 2004 and adjusted operating profit increased by £39m, or 36%, to £147m in 2005 from £108m in 2004. The School results in 2005 benefit from the inclusion of AGS Publishing, acquired in July 2005 and the strengthening of the US dollar, which we estimate added £12m to sales and £2m to adjusted operating profit when compared to the equivalent figures at constant 2004 exchange rates.
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

Higher Education
      Sales in Higher Education increased by £50m, or 7%, to £779m in 2005, from £729m in 2004. Adjusted operating profit increased by £27m, or 21%, to £156m in 2005 from £129m in 2004. Both sales and adjusted operating profit benefited from the strengthening US dollar which we estimate added £14m to sales and £3m to adjusted operating profit when compared to the equivalent figures at constant 2004 exchange rates.

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

Professional
      Professional sales (excluding discontinued businesses) increased by £11m, or 4%, to £301m in 2005 from £290m in 2004. Adjusted operating profit increased by £7m, or 39%, to £25m in 2005, from £18m in 2004. Sales benefited from the strengthening US dollar, which we estimate added £5m to sales when compared to the equivalent figures at constant 2004 exchange rates.
      Professional testing sales were up more than 40% in 2005 benefiting from the successful start-up of major new contracts including the Driving Standards Agency, National Association of Securities Dealers and the Graduate Management Admissions Council.
      Overall margins in the Professional business were a little lower in 2005 compared to 2004 mainly due to new contract start-up costs. Margins in the Professional publishing businesses were maintained despite falling sales.

FT Publishing
      Sales at FT Publishing (excluding discontinued businesses) increased by £14m or 4%, from £318m in 2004 to £332m in 2005. Adjusted operating profit increased by £17m, from £4m in 2004 to £21m in 2005. Much of the sales and profit increase was at the FT newspaper; sales at the other business newspapers were broadly level with 2004 with a small increase in adjusted operating profit compared to 2004.
      FT newspaper sales were up 6% while adjusted operating profit increased £14m to register a profit of £2m in 2005 compared to a loss of £12m in 2004. FT advertising revenues were up 9% for the year with sustained growth in luxury goods and worldwide display advertising. FT.com advertising sales were up 27% as some of the FT’s biggest advertisers shifted to integrated print and online advertising. The FT’s worldwide circulation was 2% lower for the year at 426,453 average copies per day although the second half of the year showed improvement to 430,635 average copies per day. FT.com’s paying subscribers increased by 12% to 84,000 and the average unique monthly users was up 7% to 3.2m.
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

Interactive Data
      Interactive Data, grew its sales by 10% from £269m in 2004 to £297m in 2005. Adjusted operating profit grew by 19% from £67m in 2004 to £80m in 2005. Both sales and adjusted operating profit benefited from the strengthening US dollar, which we estimate added £2m to sales and £1m to adjusted operating profit when compared to the equivalent figures at constant 2004 exchange rates.
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

The Penguin Group
      The Penguin Group sales were up 2% to £804m in 2005 from £786m in 2004 and adjusted operating profit up 15% to £60m in 2005 from £52m in 2004. Both sales and adjusted operating profit benefited from the strengthening US dollar which we estimate added £9m to sales and £6m to adjusted operating profit when compared to the equivalent figures at constant 2004 exchange rates. 2005 adjusted operating profit also benefited from reduced operating costs at our UK distribution center.
      In the US, successful format innovation helped to address weakness in the mass-market category that saw a further decline of 4% for the industry in 2005. The first seven Penguin Premium paperbacks were published in 2005, priced at $9.99, and all became bestsellers, with authors including Nora Roberts, Clive Cussler and Catherine Coulter.
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
Liquidity and capital resources

Cash flows and financing
      Net cash inflow from operating activities decreased by £32m, or 5%, to £621m in 2006, from £653m in 2005. This reduction was entirely due to the weakening of the US dollar compared to sterling. The majority of the Group’s cash flows arise in US dollars, so any weakening of the US dollar reduces the Group’s cash flows in sterling terms. The closing rate for translation of dollar cash flows was $1.96 in 2006 ($1.72 in 2005). Underlying working capital efficiency continued to improve. On an average basis, the working capital to sales ratio for our book publishing businesses improved from 27.4% in 2005 to 26.3% in 2006. The net cash inflow from operating activities in 2005 increased by £129m, or 25%, to £653m from £524m in 2004, even though 2004 included receipt of a $151m receivable in respect of the TSA contract. Part of this increase was due to the strengthening of the US dollar during that period. The closing rate for translation of dollar cash flows was

$1.72 in 2005, compared to $1.92 in 2004. The improvement in cash flow from operating activities also reflected more efficient use of working capital. On an average basis, the working capital to sales ratio for our book publishing businesses improved from 29.4% in 2004 to 27.4% in 2005.
      Net interest paid was £82m in 2006 compared to £72m in 2005 and £85m in 2004. The 14% increase in 2006 over 2005 reflected the higher average debt resulting from the acquisitions made in the year and higher interest rates (particularly in the US). The 15% reduction in 2005 over 2004 was primarily due to the reduced debt following receipt of the proceeds from the sale of Recoletos and MarketWatch.
      Capital expenditure on property, plant and equipment was £68m in 2005 compared to £76m in 2005 and £101m in 2004. The reduction in 2006 compared to 2005 is due to the movement in US dollar exchange rates. The higher expenditure in 2004 reflected up-front expenditure on Professional testing contracts.
      The acquisition of subsidiaries, joint ventures and associates accounted for a cash outflow of £367m in 2006 against £253m in 2005 and £51m in 2004. In 2006, the principal acquisition was of Mergermarket for £109m. The balance relates to various smaller bolt-on acquisitions (primarily in the school segment) including those of National Evaluation Systems and Paravia Bruno Mondadori. The principal acquisitions in 2005 were of AGS for £161m within the School business and IS. Teledata for £29m by Interactive Data. The principal acquisitions in 2004 were of KAT and Dominie Press for £10m within our education businesses and FutureSource by Interactive Data for £9m. The sale of subsidiaries and associates produced a cash inflow of £10m in 2006 against £430m in 2005 and £31m in 2004. The disposal in 2006 relates entirely to the proceeds from the take-up of share options issued to minority shareholders. The principal disposals in 2005 were of Recoletos for net cash proceeds of £371m and MarketWatch for net cash proceeds of £54m. The proceeds in 2004 relate primarily to the sale of Argentaria Cartera by Recoletos.
      The cash outflow from financing of £348m in 2006 primarily reflects the payment of the Group dividend (at a higher dividend per share than 2005) and the repayment of a $250m bond at its maturity date. The cash outflow from financing of £321m in 2005 reflects the improved Group dividend (compared to 2004) and the repayment of bank borrowings following the sale of Recoletos. The cash outflow from financing of £261m in 2004 reflects the payment of the Group dividend and the repayment of one €550m bond offset by the proceeds from the issue of new $350m and $400m bonds. Bonds are issued as part of our overall financing program to support general corporate expenditure.

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
      At December 31, 2006, our net debt was £1,059m compared to net debt of £996m at December 31, 2005. Net debt is defined as all short-term, medium-term and long-term borrowing (including finance leases), less all cash and liquid resources. Liquid resources comprise short-term deposits of 90 days and investments that are readily realizable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to £1,743m at December 31, 2006, compared to £1,959m at December 31, 2005. At December 31, 2006, cash and liquid resources were £592m, compared to £902m at December 31, 2005. Some of the cash at December 31, 2006 was being held to fund a €591m bond repayment due on February 1, 2007.

Contractual obligations
      The following table summarizes the maturity of our borrowings and our obligations under non-cancelable operating leases.

	At December 31, 2006

		Less than	One to	Two to	After five
	Total	one year	two years	five years	years

	£m	£m	£m	£m	£m
Gross borrowings:
Bank loans, overdrafts and commercial paper	173	173	—	—	—
Variable rate loan notes	—	—	—	—	—
Bonds	1,566	421	105	444	596
Lease obligations	1,369	123	113	276	857

Total	3,108	717	218	720	1,453

      At December 31, 2006 the Group had capital commitments for fixed assets, including finance leases already under contract, of £nil (2005: £1m). There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal claims. None of these claims or guarantees is expected to result in a material gain or loss.
      The Group is committed to a fee of 0.0675% per annum, payable quarterly in arrears on the unused amount of the Group’s bank facility.

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

Borrowings
      We have in place a $1.75bn revolving credit facility, which matures in May 2011. At December 31, 2006, approximately $1.75bn was available under this facility. This included allocations to refinance short-term borrowings not directly drawn under the facility. The credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:
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

Related parties
      There were no significant or unusual related party transactions in 2006, 2005 or 2004. Refer to note 34 in “Item 17. Financial Statements”.
Accounting principles
      For a summary of the principal differences between IFRS and US GAAP in respect of our financial statements and recent US GAAP and IFRS pronouncements refer to note 36 in “Item 17. Financial Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and senior management
      We are managed by a board of directors and a chief executive who reports to the board and manages through a management committee. We refer to the board of directors and the chairman of the board of directors as our “senior management”.
      The following table sets forth information concerning senior management, as of April 2007.

Name	Age	Position

Glen Moreno	63	Chairman
Marjorie Scardino	60	Chief Executive
David Arculus	60	Non-executive Director
David Bell	60	Director for People and Chairman of The FT Group
Terry Burns	63	Non-executive Director
Patrick Cescau	58	Non-executive Director
Rona Fairhead	45	Chief Executive of The FT Group
Robin Freestone	48	Chief Financial Officer
Susan Fuhrman	63	Non-executive Director
Ken Hydon	62	Non-executive Director
John Makinson	52	Chairman and Chief Executive Officer, Penguin Group
Rana Talwar	59	Non-executive Director
      Glen Moreno was appointed chairman on October 1, 2005. He is the senior independent non-executive director of Man Group plc and also a director of Fidelity International Limited and a trustee of The Prince of Liechtenstein Foundation.
      Marjorie Scardino joined the board and became chief executive in January 1997. She is a member of Pearson’s nomination committee. She trained and practiced as a lawyer and was chief executive of The Economist Group from 1993 until joining Pearson. She is also a non-executive director of Nokia Corporation.
      David Arculus became a non-executive director in February 2006 and currently serves on the audit and nomination committees and as chairman of the personnel committee. He is a non-executive director of Telefonica SA, and was previously chairman of O2 plc from 2004 until it was acquired by Telefonica in early 2006. His previous roles include chairman of Severn Trent plc, chairman of IPC Group, chief operating officer of United Business Media plc, group managing director of EMAP plc and non-executive director of Barclays Bank plc.
      David Bell became a director in March 1996. He is chairman of the FT Group, having previously been chief executive of the Financial Times from 1993 to 1998. In July 1998, he was appointed Pearson’s director for people with responsibility for the recruitment, motivation, development and reward of employees across the Pearson Group. He is also a non-executive director of VITEC Group plc and chairman of Sadlers Wells and Crisis, a charity for the homeless.
      Terry Burns became a non-executive director in May 1999 and the senior independent director in February 2004. He currently serves on the nomination and personnel committees. He was the UK government’s chief economic advisor from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is non-executive chairman of Abbey National plc and Glas Cymru Limited and a non-executive director of Banco Santander Central Hispano. He has been chairman of Marks and Spencer Group plc since July 2006, having previously been deputy chairman from October 1, 2005.
      Patrick Cescau became a non-executive director in April 2002. He joined the audit committee in January 2005, and is also a member of the nomination committee. He joined Unilever in 1973, latterly serving as Finance Director until January 2001, at which time he was appointed Director of Unilever’s Foods Division. He is currently group chief executive of Unilever.
      Rona Fairhead became a director in June 2002. She was appointed chief executive of the FT Group on June 12, 2006 having previously been chief financial officer of Pearson from June 2002 and was appointed to the Interactive Data Corporation board on 15 February 2007. She had served as deputy finance director of Pearson from October 2001. From 1996 until 2001, she worked at ICI plc, where she served as executive vice president, group control and strategy, and as a member of the executive committee from 1998. Prior to that, she worked for Bombardier Inc. in finance, strategy and operational roles. She is also a non-executive director of HSBC Holdings plc.
      Robin Freestone became a director of Pearson on June 12, 2006 and was appointed chief financial officer, having previously served as deputy chief financial officer since 2004. He was previously group financial controller of Amersham plc (now part of GE), having joined Amersham as chief financial officer of their health business in 2000. Prior to that he held a number of senior financial positions with ICI, Zeneca and Henkel. He is also a non-executive director of eChem Limited.
      Susan Fuhrman became a non-executive director in July 2004. She is a member of the audit and nomination committees. She is president of Teachers College at Columbia University, America’s oldest and largest graduate school of education having previously been dean of the Graduate school of Education at the University of Pennsylvania. She is a member of the Board of Trustees of the Carnegie Foundation for the Advancement of Teaching and an officer of the National Academy of Education.
      Ken Hydon became a non-executive director in February 2006 and currently serves on the nomination committee and as chairman of the audit committee. He is a non-executive director of Tesco plc, Reckitt Benckiser plc and Royal Berks NHS Foundation Trust. He was previously finance director of Vodafone Group plc and of subsidiaries of Racal Electronics.
      John Makinson became chairman of the Penguin Group in May 2001 and its chief executive officer in June 2002. He was appointed chairman of Interactive Data Corporation in December 2002. He served as Pearson’s Finance Director from March 1996 until June 2002. From 1994 to 1996 he was managing director of the Financial Times, and prior to that he founded and managed the investor relations firm Makinson Cowell. He is also a non-executive director of George Weston Limited in Canada.
      Rana Talwar became a non-executive director in March 2000 and currently serves on the personnel and nomination committees. He is currently chairman of Sabre Capital Worldwide and Centurion Bank and a non-executive director of Schlumberger Limited and Fortis Bank. He served as group chief executive of Standard Chartered plc from 1998 until 2001, and was at Citicorp from 1969 to 1997, where he held a number of senior international management roles. He retired from the board at the 2007 AGM.

Compensation of senior management
      It is the role of the personnel committee to approve the remuneration and benefits packages of the executive directors, the chief executives of the principal operating companies and other members of the Pearson Management Committee. The committee also takes note of the remuneration for those executives with base pay over a certain level, representing approximately the top 50 executives of the company.

Remuneration policy
      Pearson seeks to generate a performance culture by operating incentive programs that support its business goals and reward their achievement. It is the company’s policy that total remuneration (base compensation plus short-and long-term incentives) should reward both short- and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.
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
      Total remuneration is made up of fixed and performance-linked elements, with each element supporting different objectives. Base salary reflects competitive market level, role and individual contribution. Annual incentives motivate the achievement of annual strategic goals. Bonus share matching encourages executive directors and other senior executives to acquire and hold Pearson shares and aligns executives and shareholders’ interests. Long-term incentives drive long-term earnings and share price growth and value creation and align executives’ and shareholders’ interests.
      Consistent with its policy, the committee places considerable emphasis on the performance-linked elements i.e. annual incentive, bonus share matching and long-term incentives.
      The committee will continue to review the mix of fixed and performance-linked remuneration on an annual basis, consistent with its overall philosophy.
      Our policy is that the remuneration of the executive directors should be competitive with those of directors and executives in similar positions in comparable companies. We use a range of UK companies in different sectors including the media sector. Some are of a similar size to Pearson, while others are larger, but the method which the committee’s independent advisers use to make comparisons on remuneration takes this into account. All have very substantial overseas operations. We also use selected media companies in North America. We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our remuneration was not competitive.

Base salary
      Our normal policy is to review salaries annually, taking into account the remuneration of directors and executives in similar positions in comparable companies, individual performance and levels of pay and pay increases throughout the company.

Allowances and benefits
      It is the company’s policy that its benefit programs should be competitive in the context of the local labor market, but as an international company we require executives to operate worldwide and recognize that recruitment also operates worldwide.

Annual incentives
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
      The performance measures relate to the company’s main drivers of business performance at both the corporate and operating company level. Performance is measured separately for each item. For each performance measure, the committee establishes thresholds, targets and maxima for different levels of payout. With the exception of the CEO, 10% of the total annual incentive opportunity for the executive directors and other members of the Pearson Management Committee is based on performance against personal objectives as agreed with the CEO.
      For 2007, the financial performance measures for Pearson plc are sales, growth in underlying adjusted earnings per share for continuing operations at constant exchange rates, average working capital as a ratio to sales and operating cash flow. For subsequent years, the measures will be set at the time.
      For 2007, there are no changes to the executive directors’ individual incentive opportunities. For the CEO, the target annual incentive opportunity is 100% of base salary and the maximum is 150%. For the other executive directors and other members of the Pearson Management Committee, the target is up to 75% of salary and the maximum is twice target.
      The incentive plans are discretionary and the committee reserves the right to make adjustments up or down taking into account exceptional factors.
      The committee will continue to review the annual incentive plans each year and to revise the performance measures, targets and individual incentive opportunities in light of current conditions.
      Annual incentive payments do not form part of pensionable earnings.
      For 2006, annual incentives for Marjorie Scardino, David Bell, Rona Fairhead and Robin Freestone were based on the financial performance of Pearson plc. In the case of John Makinson, 70% of his annual incentive was based on the performance of Penguin Group and 20% on the financial performance of Pearson plc. In the case of David Bell, Rona Fairhead, Robin Freestone and John Makinson, 10% of their annual incentives was based on performance against personal objectives.
      For Pearson plc, the performance measures were earnings per share growth, operating cash flow, sales and average working capital as a ratio to sales. Underlying growth in adjusted earnings per share at constant exchange rates consistent with reported adjusted earnings per share of 40.2p was better than target but below the level of performance required for maximum payout. Average working capital as a ratio to sales and operating cash flow of £575m were at and above maximum respectively. Sales at £4,423m were below target but above threshold.
      For Penguin Group, the performance measures were sales, operating profit, operating cash flow and average working capital as a ratio to sales. For working capital as a ratio to sales and operating cash flow, performance was better than that required for maximum payout. Sales and operating profit were both above target but below maximum.
      None of the executive directors was directly covered by the plans for the other operating companies where the same performance measures applied.

Bonus share matching
      The annual bonus share matching plan permits executive directors and senior executives around the company to invest up to 50% of any after-tax annual bonus in Pearson shares. For awards made since 2006, if these shares are held and the company’s adjusted earnings per share increase in real terms by at least 3% per annum compound over a five-year period, the company will match them on a gross basis of one share for every one held. Half the matching shares will vest if the company’s adjusted earnings per share increase in real terms by at least 3% per annum compound over the first three years.
      Real growth is measured against the UK Government’s Index of Retail Prices (All Items). We choose to test our earnings per share growth against UK inflation over three and five years to measure the company’s financial progress over the period to which the entitlement to matching shares relates.

The long-term incentive plan
      At the annual general meeting in April 2006, shareholders approved the renewal of the long-term incentive plan first introduced in 2001.
      Executive directors, senior executives and other managers are eligible to participate in the plan which can deliver restricted stock and/or stock options. The aim is to give the committee a range of tools with which to link corporate performance to management’s long-term reward in a flexible way. It is not the committee’s intention to grant stock options in 2007.
      Restricted stock granted to executive directors vests only when stretching corporate performance targets over a specified period have been met. Awards vest on a sliding scale based on performance over the period. There is no retesting. The committee determines the performance measures and targets governing an award of restricted stock prior to grant.
      The performance measures that applied for 2006 and that will apply for the 2007 awards and subsequently for the executive directors are focused on delivering and improving returns to shareholders. These are relative total shareholder return, return on invested capital and earnings per share growth.
      Pearson wishes to encourage executives and managers to build up a long-term holding of shares so as to demonstrate their commitment to the company. To achieve this, for awards of restricted stock that are subject to performance conditions over a three-year period, 75% of the award vests at the end of the three-year period. The remaining 25% of the award only vests if the participant retains the after-tax number of shares that vest at year three for a further two years.
      The committee establishes each year the expected value of individual awards taking into account assessments by the committee’s independent advisers of market practice for comparable companies, directors’ total remuneration relative to the market and the potential value of awards should the performance target be met in full.
      Restricted stock may be granted without performance conditions to satisfy recruitment and retention objectives. Restricted stock awards that are not subject to performance conditions will not be granted to any of the current executive directors.
      Where shares vest, participants receive additional shares representing the gross value of dividends that would have been paid on these shares during the performance period and reinvested. The expected value of awards made on this basis take this into account.
      In any rolling 10-year period, no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson’s share plans, and no more than 5% of Pearson equity will be issued, or be capable of being issued, under executive or discretionary plans.

Shareholding policy
      As previously noted, in line with the policy of encouraging widespread employee ownership, the company encourages executive directors to build up a substantial shareholding in the company.
      Given the share retention features of the annual bonus share matching and long-term incentive plans and the volatility of the stock market, we do not think it is appropriate to specify a particular relationship of shareholding to salary.

Service agreements
      In accordance with long established policy, all continuing executive directors have rolling service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues until retirement. These service agreements provide that the company may terminate these agreements by giving 12 months’ notice, and in some instances they specify the compensation payable by way of liquidated damages in circumstances where the company terminates the agreements without notice or cause. We feel that these notice periods and provisions for liquidated damages are adequate compensation for loss of office and in line with the market. The compensation payable in these circumstances is typically 100% of annual salary, 100% of other benefits and a proportion of potential bonus.

Retirement benefits
      Following are the retirement benefits for each of the executive directors.
      Executive directors participate in the approved pension arrangements set up for Pearson employees. Marjorie Scardino, John Makinson, Rona Fairhead and Robin Freestone will also receive benefits under unapproved arrangements because of the cap on the amount of benefits that can be provided from the approved arrangements in the US and the UK.
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
      In the UK, the approved plan is the Pearson Group Pension Plan and executive directors participate in either the Final Pay or the Money Purchase 2003 section. Normal retirement age is 62 but, subject to company consent, retirement is possible after age 50. The accrued pension is reduced on retirement prior to age 60. Pensions in payment are guaranteed to increase each year at 5% or the increase in the Index of Retail Prices, if lower. Pensions for a member’s spouse, dependant children and/or nominated financial dependant are payable in the event of death.
      Members of the Pearson Group Pension Plan who joined after May 1989 are subject to an upper limit of earnings that can be used for pension purposes, known as the earnings cap. This limit, £108,600 as at April 5, 2006, was abolished by the Finance Act 2004. However the Pearson Group Pension Plan has retained its own ‘cap’, which will increase annually in line with the UK Government’s Index of Retail Prices (All Items).
      In response to the UK Government’s plans for pensions simplification and so-called ‘A-Day’ effective from April 2006, UK executive directors and other members of the Pearson Group Pension Plan who are, or become, affected by the lifetime allowance were offered a cash supplement as an alternative to further accrual of pension benefits on a basis that is broadly cost neutral to the company.

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

Rona Fairhead
      Rona Fairhead is a member of the Pearson Group Pension Plan. Her pension accrual rate is 1/30th of pensionable salary per annum, restricted to the plan earnings cap.
      Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on her behalf. In the event of death before retirement, the proceeds of the FURBS account will be used to provide benefits for her dependants. Since April 2006, she has received a taxable and non-pensionable cash supplement in replacement of the FURBS.

Robin Freestone
      Robin Freestone is a member of the Money Purchase 2003 section of the Pearson Group Pension Plan. Company contributions are 16% of pensionable salary per annum, restricted to the plan earnings cap.
      Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on his behalf. In the event of death before retirement, the proceeds of the FURBS account will be used to provide benefits for his dependants. Since April 2006, he has received a taxable and non-pensionable cash supplement in replacement of the FURBS.

John Makinson
      John Makinson is a member of the Pearson Group Pension Plan under which his pensionable salary is restricted to the plan earnings cap. The company ceased contributions on December 31, 2001 to his FURBS arrangement. During 2002 it set up an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for him. The UURBS tops up the pension payable from the Pearson Group Pension Plan and the closed FURBS to target a pension of two-thirds of a revalued base salary on retirement at age 62. The revalued base salary is defined as £450,000 effective at June 1, 2002, increased at January 1, each year by reference to the increase in the UK Government’s Index of Retail Prices (All Items). In the event of his death a pension from the Pearson Group Pension Plan, the FURBS and the UURBS will be paid to his spouse or nominated financial dependant. Early retirement is possible from age 50, with company consent. The pension is reduced to reflect the shorter service, and before age 60, further reduced for early payment.

Executive directors’ non-executive directorships
      Our policy is that executive directors may, by agreement with the board, serve as non-executives of other companies and retain any fees payable for their services.
      The following executive directors served as non-executive directors elsewhere for the period covered by this report as follows: Marjorie Scardino (Nokia Corporation and MacArthur Foundation); David Bell (VITEC Group plc); Rona Fairhead (HSBC Holdings plc); Robin Freestone (eChem) and John Makinson (George Weston Limited).

Chairman’s remuneration
      Our policy is that the chairman’s pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies. He is not entitled to any annual or long-term incentive, retirement or other benefits.
      In accordance with the terms of his appointment, the committee intends to review the chairman’s remuneration in 2007. Any change to current remuneration is subject to the approval of the full board and will be set out in the report on directors’ remuneration for 2007.

Non-Executive directors
      Fees for non-executive directors are determined by the full board having regard to market practice and within the restrictions contained in the company’s articles of association. Non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of the company) and do not participate in the company’s equity-based incentive plans. The level and structure of non-executive directors’ fees effective from January 2005 is as follows:

Fees payable from
January 1, 2005
(£)

Basic non-executive director fee	45,000
Chairmanship of audit and personnel committees	10,000
Membership of audit and personnel committees	5,000
Senior independent director’s fee	10,000
Overseas meetings (per meeting)	2,500
      One-third of the basic fee, or the entire fee in the case of Rana Talwar, is paid in Pearson shares that the non-executive directors have committed to retain for the period of their directorships.
      Patrick Cescau’s fee is paid over to his employer.
      The board intends to review the level and structure of non-executive directors’ fees in 2007. Any changes to existing arrangements will be set out in the report on directors’ remuneration for 2007.
      Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Remuneration of senior management
      Excluding contributions to pension funds and related benefits, senior management remuneration for 2006 was as follows:

	Salaries/	Annual
	Fees	incentive(1)	Allowances(2)	Benefits	Total

	£000	£000	£000	£000	£000
Chairman
Glen Moreno	425	—	—	—	425
Executive directors
Marjorie Scardino	830	1,067	50	15	1,962
David Bell	425	512	—	17	954
Rona Fairhead	470	573	—	19	1,062
Robin Freestone (appointed June 12, 2006)	209	243	—	8	460
John Makinson	490	627	183	26	1,326

Senior management as a group	2,849	3,022	233	85	6,189

(1)	For the full year, Robin Freestone’s remuneration was: salary/fees — £315,170; annual incentive — £329,438; benefits — £13,980; total — £658,588.

(2)	Allowances for Marjorie Scardino include £40,190 in respect of housing costs and a US payroll supplement of £9,646. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US and received £183,125 for 2006.

(3)	Benefits include company car, car allowance and health care. Marjorie Scardino, Rona Fairhead, David Bell and John Makinson have the use of a chauffeur.

(4)	No amounts as compensation for loss of office and no expense allowances chargeable to UK income tax were paid during the year.
Share options of senior management
      This table sets forth for each director the number of share options held as of December 31, 2006 as well as the exercise price, rounded to the nearest whole penny/cent, and the range of expiration dates of these options.

	Number of			Exercise	Earliest
Director	Options	(1)		Price	Exercise Date	Expiry Date

Marjorie Scardino(2)	176,556	a	*	973.3p	09/14/01	09/14/08
	5,660	a	*	1090.0p	09/14/01	09/14/08
	37,583	c	*	1372.4p	06/08/02	06/08/09
	37,583	c	*	1647.5p	06/08/02	06/08/09
	36,983	c		3224.3p	05/03/03	05/03/10
	41,550	d	*	1421.0p	05/09/02	05/09/11
	41,550	d	*	1421.0p	05/09/03	05/09/11
	41,550	d	*	1421.0p	05/09/04	05/09/11
	41,550	d	*	1421.0p	05/09/05	05/09/11

Total	460,565			—

David Bell	20,496	a	*	973.3p	09/14/01	09/14/08
	1,142	b		494.8p	08/01/07	02/01/08
	373	b		507.6p	08/01/08	02/01/09
	297	b		629.6p	08/01/09	02/01/10
	18,705	c	*	1372.4p	06/08/02	06/08/09
	18,705	c	*	1647.5p	06/08/02	06/08/09
	18,686	c		3224.3p	05/03/03	05/03/10
	16,350	d	*	1421.0p	05/09/02	05/09/11
	16,350	d	*	1421.0p	05/09/03	05/09/11
	16,350	d	*	1421.0p	05/09/04	05/09/11
	16,350	d	*	1421.0p	05/09/05	05/09/11

Total	143,804			—

Rona Fairhead	1,904	b		494.8p	08/01/07	02/01/08
	20,000	d	*	822.0p	11/01/02	11/01/11
	20,000	d	*	822.0p	11/01/03	11/01/11
	20,000	d	*	822.0p	11/01/04	11/01/11

Total	61,904			—

	Number of			Exercise	Earliest
Director	Options	(1)		Price	Exercise Date	Expiry Date

Robin Freestone	1,866	b		507.6p	08/01/08	02/01/09

Total	1,866			—

John Makinson	73,920	a	*	676.4p	09/12/00	09/12/07
	30,576	a	*	973.3p	09/14/01	09/14/08
	4,178	b		424.8p	08/01/10	02/01/11
	21,477	c	*	1372.4p	06/08/02	06/08/09
	21,477	c	*	1647.5p	06/08/02	06/08/09
	21,356	c		3224.3p	05/03/03	05/03/10
	19,785	d	*	1421.0p	05/09/02	05/09/11
	19,785	d	*	1421.0p	05/09/03	05/09/11
	19,785	d	*	1421.0p	05/09/04	05/09/11
	19,785	d	*	1421.0p	05/09/05	05/09/11

Total	252,124			—

(1)	Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; and d long-term incentive; and * where options are exercisable.

a	Executive

The plans under which these options were granted were replaced with the introduction of the long-term incentive plan in 2001. No executive options have been granted to the directors since 1998. All options that remain outstanding are exercisable (all performance conditions having already been met prior to 2005) and lapse if they remain unexercised at the tenth anniversary of the date of grant.

b	Worldwide save for shares

The acquisition of shares under the worldwide save for shares plan is not subject to the satisfaction of a performance target.

c	Premium priced

The plan under which these options were granted was replaced with the introduction of the long-term incentive plan in 2001. No Premium Priced Options (PPOs) have been granted to the directors since 1999. The share price targets for the three-year and five-year tranches of PPOs granted in 1999 have already been met prior to 2006. The share price target for the seven-year tranche of PPOs granted in 1999 was not met in 2006 and the options lapsed. The share price target for the outstanding PPOs granted in 2000 has yet to be met. The secondary real growth in earnings per share target for any PPOs to become exercisable has already been met prior to 2006.

All PPOs that remain outstanding lapse if they remain unexercised at the tenth anniversary of the date of grant.

d	Long-term incentive

All options that remain outstanding are exercisable and lapse if they remain unexercised at the tenth anniversary of the date of grant.

(2)	In addition, Marjorie Scardino contributes US$1,000 per month (the maximum allowed) to the US employee stock purchase plan. The terms of this plan allow participants to make monthly contributions for one year and to acquire shares at the end of that period at a price that is the lower of the market price at the beginning or the end of the period, both less 15%.
Share ownership of senior management
      The table below sets forth the number of ordinary shares and restricted shares held by each of our directors as at March 31, 2007. Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options for Senior Management”. The total number of ordinary shares held by senior management as of March 31, 2007 was 734,913 representing less than 1% of the issued share capital on March 31, 2007.

	Ordinary	Restricted
As at March 31, 2007	shares(1)	shares(2)

Glen Moreno	110,000	—
Marjorie Scardino	216,777	1,668,675
David Arculus (appointed February 28, 2006)	1,317	—
David Bell	109,578	658,625
Terry Burns	7,349	—
Patrick Cescau	2,758	—
Rona Fairhead	62,593	750,046
Robin Freestone (appointed June 12, 2006)	2,089	153,435
Susan Fuhrman	4,163	—
Ken Hydon (appointed February 28, 2006)	6,317	—
John Makinson	172,872	724,562
Reuben Mark (resigned April 21, 2006)	16,908	—
Vernon Sankey (resigned April 21, 2006)	5,563	—
Rana Talwar (resigned April 27, 2007)	18,683	—

(1)	Amounts include shares acquired by individuals under the annual bonus share matching plan and amounts purchased in the market by individuals.

(2)	Restricted shares comprise awards made under the annual bonus share matching and long-term incentive plans. The number of shares shown represents the maximum number of shares which may vest, subject to the performance conditions being fulfilled.
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
Board Practices
      Our board currently comprises the chairman, who is a part-time non-executive, five executive directors and six (this will be 5 following the resignation of Rana Talwar after April 27, 2007) non-executive directors. Our articles of association provide that at every annual general meeting, one-third of the board of directors, or the number nearest to one-third, shall retire from office. The directors to retire each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election. If at any annual general meeting, the place of a retiring director is not filled, the retiring director, if willing, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that director has been put to the meeting and lost. Our articles of association also provide that every director be subject to re-appointment by shareholders at the next annual general meeting following their appointment.
      Details of our approach to corporate governance and an account of how we comply with NYSE requirements can be found on our website (www.pearson.com/investor/corpgov.htm).
      The board of directors has established the following committees, all of which have written terms of reference setting out their authority and duties:

Audit committee
      This committee provides the board with a vehicle to appraise our financial management and reporting and to assess the integrity of our accounting procedures and financial controls. Ken Hydon chairs this committee and its other members are David Arculus, Patrick Cescau and Susan Fuhrman. Ken Hydon is also the designated audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission. Our internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee. The committee reports to the full board of directors.

Personnel committee
      This committee meets regularly to decide the remuneration and benefits of the executive directors and the chief executives of our three operating divisions. The committee also recommends the chairman’s remuneration to the board of directors for its decision and reviews management development and succession plans. David Arculus chairs this committee and its other members are Terry Burns, Rana Talwar and, since 1 January 2007, Glen Moreno.

Nomination committee
      This committee meets from time to time as necessary to consider the appointment of new directors. The committee is chaired by Glen Moreno and comprises Marjorie Scardino and all of the non-executive directors.

Treasury committee
      Following a review of the board committees by the new chairman during 2006, it was decided to disband the treasury committee, dividing its responsibilities between the board (with regard to approval of treasury policies) and the audit committee (to monitor compliance with these policies).
Employees
      The average numbers of persons employed by us during each of the three fiscal years ended 2006 were as follows:

•	34,341 in fiscal 2006

•	32,203 in fiscal 2005, and

•	33,086 in fiscal 2004.
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

      The table set forth below shows for 2006, 2005 and 2004 the average number of persons employed in each of our operating divisions.

Average number employed	2006	2005	2004

School	11,064	10,133	10,403
Higher Education	4,368	4,196	4,087
Professional	3,754	3,809	3,368
Penguin	3,943	4,051	4,085
FT Publishing	2,285	1,952	1,989
IDC	2,200	1,956	1,826
Other	1,669	1,573	1,365
Continuing operations	29,283	27,670	27,123

Discontinued operations	5,058	4,533	5,963

Total	34,341	32,203	33,086

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
      To our knowledge, as of February 28, 2007, the only beneficial owners of 3% or more of our issued and outstanding ordinary share capital were Franklin Resources Inc. which owned 103,908,285 ordinary shares representing 12.9% of our outstanding ordinary shares, FMR Corp. and Fidelity International Limited which owned 49,800,888 ordinary shares representing 6.2% of our outstanding ordinary shares and Legal and General Group plc which owned 28,868,364 ordinary shares representing 3.6% of our outstanding ordinary shares. On February 28, 2007, record holders with registered addresses in the United States held 36,623,444 ADRs, which represented 4.5% of our outstanding ordinary shares. Because some of these ADRs are held by nominees, these numbers may not accurately represent the number of beneficial owners in the United States.
      Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2006 are shown in note 13 in “Item 17. Financial Statements.” Amounts due from joint ventures and associates are set out in note 19 and dividends receivable from joint ventures and associates are set out in note 13 in “Item 17. Financial Statements”. There were no other related party transactions in 2006.
ITEM 8.     FINANCIAL INFORMATION
      The financial statements filed as part of this Annual Report are included on pages F-1 through F-70 hereof.
      Other than those events described in note 35 in “Item 17. Financial Statements” of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to our financial condition or results of operations since December 31, 2006. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.
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
      The ADSs trade on the New York Stock Exchange under the symbol “PSO”.
      The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

•	on an annual basis for our five most recent fiscal years,

•	on a quarterly basis for our most recent quarter and two most recent fiscal years, and

•	on a monthly basis for the six most recent months.

	Ordinary
	shares
			Average daily
Reference period	High	Low	trading volume

			(Ordinary shares)
	(In pence)
Five most recent fiscal years
2006	811	671	5,004,500
2005	695	608	5,296,700
2004	682	579	6,219,200
2003	680	430	6,631,800
2002	922	505	6,164,500
Most recent quarter and two most recent fiscal years
2007 First quarter	842	762	5,864,200
2006 Fourth quarter	796	742	3,979,500
Third quarter	767	689	3,900,700
Second quarter	798	688	5,728,800
First quarter	812	671	6,395,400
2005 Fourth quarter	692	616	4,947,900
Third quarter	695	652	4,860,700
Second quarter	668	628	5,823,300
First quarter	662	608	5,626,100
Most recent six months
March 2007	872	783	8,538,000
February 2007	834	790	4,812,500
January 2007	842	762	6,380,300
December 2006	781	742	4,378,900
November 2006	789	751	3,509,000
October 2006	796	761	4,099,600

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

Other provisions relating to directors
      Under the articles of association, directors are paid out of our funds for their services as we may from time to time determine by ordinary resolution and, in the case of non-executive directors, up to an aggregate of £500,000 or such other amounts as resolved by the shareholders at a general meeting. Directors currently are not required to be qualified by owning our shares. Changes to the Companies Act, which came into force on April 7, 2007, now permit the appointment of a director age 70 or over.

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

Issuance of $350,000,000 4.70% Guaranteed Senior Notes due 2009 and $400,000,000 5.70% Guaranteed Senior Notes due 2014
      Our wholly-owned subsidiary, Pearson Dollar Finance plc, issued $350m principal amount of 4.70% senior notes due 2009 and $400m principal amount of 5.70% senior notes due 2014, in each case fully and unconditionally guaranteed by Pearson plc, under an indenture dated May 25, 2004 between Pearson Dollar Finance plc, Pearson plc and The Bank of New York, as trustee. The first semi-annual interest payment was made on December 1, 2004. Pearson Dollar Finance may redeem the notes at any time, in whole or in part, at its option.
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

Issuance of $300,000,000 4.625% Senior Notes due 2018
      We issued $300m principal amount of 4.625% senior notes due 2018 under an indenture dated June 23, 2003 between us and The Bank of New York, as trustee. The first semi-annual interest payment was made on December 15, 2003. We may redeem the notes at any time, in whole or in part, at our option.
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
      A distribution by the Company to noncorporate shareholders before 2011 will be taxed as net capital gain at a maximum rate of 15%, provided certain holding periods are met, to the extent such distribution is treated as a dividend under U.S. federal income tax principles.

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

US income taxation of capital gains
      Upon a sale or exchange of ordinary shares or ADSs to a person other than Pearson, a US holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the US holder’s adjusted tax basis in the ordinary shares or ADSs. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. Long-term capital gain of a noncorporate US holder is generally taxed at a maximum rate of 15%. This long-term capital gain rate is scheduled to expire in 2011.
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
ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Introduction
      Our principal market risks are changes in interest rates and currency exchange rates. Following an evaluation of these positions, we selectively enter into derivative financial instruments to manage our risk exposure. For this purpose, we primarily use interest rate swaps, interest rate caps and collars, forward rate agreements, currency swaps and forward foreign exchange contracts. Managing market risks is the responsibility of the Chief Financial Officer, who acts pursuant to policies approved by the board of directors. The Audit Committee receives regular reports on our treasury activities, and we periodically meet with external advisers to review our activities.

      We have a policy of not undertaking any speculative transactions, and we do not hold our derivative and other financial instruments for trading purposes.
      We have formulated policies for hedging exposures to interest rate and foreign exchange risk, and have used derivatives to ensure compliance with these policies. Although the majority of our derivative contracts were transacted without regard to existing US GAAP requirements on hedge accounting, during 2006 and 2005 we qualified for hedge accounting under US GAAP on a number of our key derivative contracts.
      The following discussion addresses market risk only and does not present other risks that we face in the normal course of business, including country risk, credit risk and legal risk.
Interest rates
      The Group’s financial exposure to interest rates arises primarily from its borrowings. The Group manages its exposure by borrowing at fixed and variable rates of interest, and by entering into derivative transactions. Objectives approved by the board concerning the proportion of debt outstanding at fixed rates govern the use of these financial instruments.
      The Group’s objectives are applied to core net debt, which is measured at the year-end and comprises borrowings net of cash and other liquid funds. Our objective is to maintain a proportion of forecast core net debt in fixed or capped form for the next four years, subject to a maximum of 65% and a minimum that starts at 40% and falls by 10% each year.
      The principal method of hedging interest rate risk is to enter into an agreement with a bank counterparty to pay a fixed-rate and receive a variable rate, known as a swap. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and variable-rate amounts calculated by reference to an agreed notional principal amount. The majority of the company’s swap contracts are US dollar denominated, and some of them have deferred start dates, in order to maintain the desired risk profile as other contracts mature. The variable rates received are normally based on three-month or six-month LIBOR, and the dates on which these rates are set do not necessarily exactly match those of the hedged borrowings. Management believes that our portfolio of these types of swaps is an efficient hedge of our portfolio of variable rate borrowings.
      In addition, from time to time, the Group issues bonds or other capital market instruments to refinance existing debt. To avoid the fixed rate on a single transaction unduly influencing our overall net interest expense, our practice is to enter into a related derivative contract effectively converting the interest rate profile of the bond transaction to a variable interest rate. In some cases, the bond issue was denominated in a different currency to the Group’s desired borrowing risk profile and the Group entered into a related cross currency interest rate swap in order to maintain this risk profile, which is predominantly borrowings denominated in US dollars.
      The Group’s accounting objective in its use of interest rate derivatives is to minimize the impact on the income statement of changes in the mark-to-market value of its derivative portfolio as a whole. It uses duration calculations to estimate the sensitivity of the derivatives to movements in market rates. The Group also identifies which derivatives are eligible for fair value hedge accounting (which reduces significantly the income statement impact of changes in the market value of a derivative). The Group then divides the total portfolio between hedge-accounted and pooled segments, so that the expected movement on the pooled segment is minimized.
Currency exchange rates
      Although the Group is based in the United Kingdom, it has significant investments in overseas operations. The most significant currency in which the Group trades is the US dollar.
      The Group’s policy is to align approximately the currency composition of its core net borrowings with its forecast operating profit (from February 2007, the policy is amended slightly to align core net borrowings with forecast operating profit before depreciation and amortization). This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. This policy applies only to currencies that account for more than 15% of group operating profit, which currently is only the US dollar. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. In addition, the Group currently expects to hold its legacy borrowings in euros and sterling to their maturity dates: the Group’s policy does not require existing currency debt to be terminated to match declines in that currency’s share of group operating profit. At December 31, 2006 the Group’s net borrowings/(cash) in our main currencies (taking into account the effect of cross currency rate swaps) were: US dollar £979m, euro £158m and sterling £30m.
      The Group uses both currency denominated debt and derivative instruments to implement the above policy. Its intention is that gains/losses on the derivatives and debt offset the losses/gains on the foreign currency assets and income. Each quarter the value of hedging instruments is monitored against the assets in the relevant currency and, where practical, a decision is made whether to treat the debt or derivative as a net investment hedge (permitting foreign exchange movements on it to be taken to reserves) for the purposes of reporting under IFRS and US GAAP.
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
Forward foreign exchange contracts
      The Group uses forward foreign exchange contracts where a specific major project or forecasted cash flow, including acquisitions and disposals, arises from a business decision that has used a specific foreign exchange rate. The Group’s policy is to effect routine transactional conversions between currencies, for example to collect receivables or settle payables, at the relevant spot exchange rate.
      The Group seeks to offset purchases and sales in the same currency, even if they do not occur simultaneously. In addition, its debt and cash portfolios management gives rise to temporary currency shortfalls and surpluses. Both of these activities require using short-dated foreign exchange swaps between currencies.
      Although the Group prepares its consolidated financial statements in sterling, significant sums have been invested in overseas assets, particularly in the United States. Therefore, fluctuations in currency exchange rates, particularly between the US dollar and sterling, and to a lesser extent between the euro and sterling, are likely to affect shareholders’ funds and other accounting values.
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
      In 2006 and 2005 the Group met the prescribed designation requirements and hedge effectiveness tests under US GAAP for some of its derivative contracts. As a result, the movements in the fair value of the effective portion of fair value hedges and net investment hedges have been offset in earnings and other comprehensive income respectively by the corresponding movement in the fair value of the underlying hedged item.

      In line with the Group’s treasury policy, none of these instruments were considered trading instruments and each instrument was transacted solely to match an underlying financial exposure.

Quantitative information about market risk
      The sensitivity of the Group’s derivative portfolio to changes in interest rates is found in note 16 to the financial statements.
ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Not applicable.
PART II
ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
      None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
      None.
ITEM 15.     CONTROLS AND PROCEDURES
Disclosure controls and procedures
      An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006 was carried out by us under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that Pearson’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow such timely decision regarding required disclosures. A controls system, no matter how well designed and operated cannot provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected, and that such information is accumulated and communicated to management, including the principal executive and principal financial officers, as appropriate, to allow such timely decisions regarding required disclosure.
Management’s annual report on internal control over financial reporting
      The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including the reconciliations required under US GAAP.
      Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
      Management has assessed the effectiveness of internal control over financial reporting, as at December 31, 2006, and has concluded that such internal control over financial reporting was effective.

      PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2006, has also audited management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). Their audit report is included under “Item 17. Financial Statements” page F-2.
Change in internal control over financial reporting
      During the period covered by this Annual Report on Form 20-F, Pearson has made no changes to its internal control over financial reporting that have materially affected or are reasonably likely to materially affect Pearson’s internal control over financial reporting.
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
      The Group Chief Financial Officer can procure pre-approved services, as defined in the audit committee’s policy for auditor services, of up to an amount of £100,000 per engagement, subject to a cumulative limit of £500,000 per year. The limit of £100,000 will be subject to annual review by the audit committee. Where pre-approval has not been granted for a service or where the amount is above these limits, specific case by case approval must be obtained from the audit committee prior to the engagement of our auditor.

Auditors’ Remuneration	2006	2005

	£m	£m
Audit fees	5	4
Audit-related fees	4	—
Tax fees	1	1
All other fees	1	2

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

				Maximum
				number
			Total number of	of shares that
			units purchased	may yet be
			as part of publicly	purchased under
	Total number of	Average price	announced plans	the plans or
Period	shares purchased	paid per share	or programs	programs

March 1, 2006 - March 31, 2006	900,000	£ 7.40	N/A	N/A
May 1, 2006 - May 31, 2006	900,000	£ 7.67	N/A	N/A
August 1, 2006 - August 31, 2006	900,000	£ 7.43	N/A	N/A
December 1, 2006 - December 31, 2006	2,000,000	£ 7.73	N/A	N/A
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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Pearson plc
      We have completed an integrated audit of Pearson plc’s December 31, 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and an audit of its December 31, 2005 and December 31, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
      In our opinion, the accompanying consolidated income statements and the related consolidated balance sheets, consolidated statements of cash flows and, consolidated statements of recognised income and expense present fairly, in all material respects, the financial position of Pearson plc and its subsidiaries (the “Group”) at December 31, 2006 and 2005 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in Note 1, the Group adopted International Accounting Standard (IAS) 32 “Financial Instruments: Disclosure and Presentation”, and IAS 39 “Financial Instruments: Recognition and Measurement”, prospectively from 1 January 2005. As discussed in Note 31 to the consolidated financial statements, during the year ended December 31, 2006, the Group reclassified investment in pre-publication assets from cash used in investing activities to cash generated from operations.
      IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.
Internal control over financial reporting
      Also, in our opinion, management’s assessment, included in Managements’ annual report on internal control over financial reporting as set out in “Item 15. Controls and Procedures”, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Group’s internal control over financial reporting based on our audit.
      We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards and principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting standards and principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP
London
United Kingdom
April 30, 2007

CONSOLIDATED INCOME STATEMENT
YEAR ENDED 31 DECEMBER 2006
(All figures in £ millions)

	Notes	2006	2005	2004

Continuing operations
Sales	2	4,137	3,808	3,479
Cost of goods sold	5	(1,917)	(1,787)	(1,631)

Gross profit		2,220	2,021	1,848
Operating expenses	5	(1,704)	(1,559)	(1,483)
Other net gains and losses	4	—	40	9
Share of results of joint ventures and associates	13	24	14	8

Operating profit	2	540	516	382
Finance costs	7	(133)	(132)	(96)
Finance income	7	59	62	17

Profit before tax		466	446	303
Income tax	8	(11)	(116)	(55)

Profit for the year from continuing operations		455	330	248
Profit for the year from discontinued operations	3	14	314	36

Profit for the year		469	644	284

Attributable to:
Equity holders of the Company		446	624	262
Minority interest		23	20	22

Earnings per share for profit from continuing and discontinued operations attributable to the equity holders of the Company during the year (expressed in pence per share)
— basic	9	55.9p	78.2p	32.9p
— diluted	9	55.8p	78.1p	32.9p

Earnings per share for profit from continuing operations attributable to the equity holders of the Company during the year (expressed in pence per share)
— basic	9	54.1p	38.9p	29.0p
— diluted	9	54.0p	38.8p	29.0p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
YEAR ENDED 31 DECEMBER 2006
(All figures in £ millions)

	Notes	2006	2005	2004

Net exchange differences on translation of foreign operations	27	(417)	327	(203)
Actuarial gains/(losses) on defined benefit pension and post-retirement medical plans	24	107	26	(61)
Taxation on items charged to equity	8	12	12	9

Net (expense)/income recognised directly in equity		(298)	365	(255)
Profit for the year		469	644	284

Total recognised income and expense for the year		171	1,009	29

Attributable to:
Equity holders of the Company		148	989	7
Minority interest		23	20	22

Effect of transition adjustment on adoption of IAS 39
Attributable to:
Equity holders of the Company		—	(12)	—

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2006
(All figures in £ millions)

	Notes	2006	2005

Assets
Non-current assets
Property, plant and equipment	11	348	384
Intangible assets	12	3,581	3,854
Investments in joint ventures and associates	13	20	36
Deferred income tax assets	14	417	385
Financial assets — Derivative financial instruments	16	36	79
Other financial assets	15	17	18
Other receivables	19	124	108

		4,543	4,864
Current assets
Intangible assets — Pre-publication	17	402	426
Inventories	18	354	373
Trade and other receivables	19	953	1,031
Financial assets — Derivative financial instruments	16	50	4
Financial assets — Marketable securities		25	—
Cash and cash equivalents (excluding overdrafts)	20	592	902

		2,376	2,736
Non-current assets classified as held for sale	29	294	—

		2,670	2,736

Total assets		7,213	7,600

CONSOLIDATED BALANCE SHEET (CONTINUED)
AS AT 31 DECEMBER 2006
(All figures in £ millions)

	Notes	2006	2005

Liabilities
Non-current liabilities
Financial liabilities—Borrowings	21	(1,148)	(1,703)
Financial liabilities—Derivative financial instruments	16	(19)	(22)
Deferred income tax liabilities	14	(245)	(204)
Retirement benefit obligations	24	(250)	(389)
Provisions for other liabilities and charges	22	(29)	(31)
Other liabilities	23	(162)	(151)

		(1,853)	(2,500)
Current liabilities
Trade and other liabilities	23	(998)	(974)
Financial liabilities—Borrowings	21	(595)	(256)
Current income tax liabilities		(74)	(104)
Provisions for other liabilities and charges	22	(23)	(33)

		(1,690)	(1,367)
Liabilities directly associated with non-current assets classified as held for sale	29	(26)	—

Total liabilities		(3,569)	(3,867)

Net assets		3,644	3,733

Equity
Share capital	25	202	201
Share premium	25	2,487	2,477
Treasury shares	26	(189)	(153)
Other reserves	27	(592)	(175)
Retained earnings	27	1,568	1,214

Total equity attributable to equity holders of the Company		3,476	3,564
Minority interest		168	169
Total equity		3,644	3,733

These financial statements have been approved for issue by the board of directors on 9 March 2007 and signed on its behalf by
Robin Freestone, Chief financial officer

CONSOLIDATED CASH FLOW STATEMENT
YEAR ENDED 31 DECEMBER 2006
(All figures in £ millions)

	Notes	2006	2005	2004

Cash flows from operating activities
Cash generated from operations	31	621	653	524
Interest paid		(106)	(101)	(98)
Tax paid		(59)	(65)	(45)

Net cash generated from operating activities		456	487	381

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	28	(363)	(246)	(41)
Acquisition of joint ventures and associates		(4)	(7)	(10)
Purchase of property, plant and equipment (PPE)		(68)	(76)	(101)
Proceeds from sale of PPE		8	3	4
Purchase of intangible assets		(29)	(24)	(24)
Purchase of other financial assets		—	(2)	(1)
Disposal of subsidiaries, net of cash disposed	30	10	376	7
Disposal of joint ventures and associates		—	54	24
Disposal of other financial assets		—	—	17
Interest received		24	29	13
Dividends received from joint ventures and associates		45	14	12

Net cash (used in)/generated from investing activities		(377)	121	(100)

Cash flows from financing activities
Proceeds from issue of ordinary shares	25	11	4	4
Purchase of treasury shares	26	(36)	(21)	(10)
Proceeds from borrowings		84	—	473
Short-term investments required		—	—	(5)
Liquid resources acquired		(24)	—	—
Repayments of borrowings		(145)	(79)	(524)
Finance lease principal payments		(3)	(3)	(2)
Dividends paid to Company’s shareholders	10	(220)	(205)	(195)
Dividends paid to minority interests		(15)	(17)	(2)

Net cash used in financing activities		(348)	(321)	(261)
Effects of exchange rate changes on cash and cash equivalents		(44)	13	(4)

Net (decrease)/increase in cash and cash equivalents		(313)	300	16

Cash and cash equivalents at beginning of year		844	544	528

Cash and cash equivalents at end of year	20	531	844	544

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
General information
      Pearson plc (the Company) and its subsidiaries (together the Group)are involved in the provision of information for the educational sector, consumer publishing and business information.
      The Company is a limited liability company incorporated and domiciled in England. The address of its registered office is 80 Strand, London WC2R 0RL.
      The Company has its primary listing on the London Stock Exchange but is also listed on the New York Stock Exchange.
      These consolidated financial statements were approved for issue by the board of directors on 9 March 2007.

1	Accounting policies
      The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.
a.     Basis of preparation
      These consolidated financial statements have been prepared in accordance with EU-adopted International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The Group transitioned from UK GAAP to IFRS on 1 January 2003.
      These consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value.
      (1) Interpretations and amendments to published standards effective in 2006 — The following amendments and interpretations to standards are mandatory for the Group’s accounting periods beginning on or after 1 January 2006:

•	IAS 21 ‘The Effects of Changes in Foreign Currency’;

•	IAS 39 (Amendment) ‘Cash Flow Hedge Accounting of Forecast Intragroup Transactions’;

•	IAS 39 (Amendment) ‘The Fair Value Option’;

•	IAS 39 and IFRS 4 (Amendment) ‘Financial Guarantee Contracts’;

•	IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’;

•	IFRIC 4 ‘Determining whether an Arrangement contains a Lease’;

•	IFRIC 5 ‘Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’;

•	IFRIC 6 ‘Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment’.
      Management assessed the relevance of these amendments and interpretations with respect to the Group’s operations and concluded that they are not relevant or material to the Group.
      (2) Standards, interpretations and amendments to published standards that are not yet effective — Certain new standards, amendments and interpretations to existing standards have been published that are

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
mandatory for the Group’s accounting periods beginning on or after 1 January 2007 or later periods. The Group has not early adopted any of the new pronouncements which are as follows:

•	IFRS 7 ‘Financial Instruments: Disclosures’ (effective from 1 January 2007). IFRS 7 introduces new disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments, including specific minimum disclosures about credit risk, liquidity risk and market risk.

•	A complementary amendment to IAS 1 ‘Presentation of Financial Statements — Capital Disclosures’(effective from 1 January 2007). The amendment to IAS 1 introduces disclosures about the level and the management of the capital of an entity.

•	IFRS 8 ‘Operating Segments’ (effective 1 January 2009). IFRS 8 requires an entity to adopt the ‘management approach’ to reporting on the financial performance of its operating segments, revise explanations of the basis on which the segment information is prepared and provide reconciliations to the amounts recognised in the income statement and balance sheet.

•	Management is currently assessing the impact of IFRS 7, IFRS 8 and the complementary amendment to IAS 1 on the Group’s financial statements.
      In addition, management has assessed the relevance of the following amendments and interpretations with respect to the Group’s operations:

•	IFRIC 8 ‘Scope of IFRS 2’ (effective for annual periods beginning on or after 1 May 2006). IFRIC 8 requires consideration of transactions involving the issuance of equity instruments — where the identifiable consideration received is less than the fair value of the equity instruments issued — to establish whether or not they fall within the scope of IFRS 2. The Group will apply IFRIC 8 from 1 January 2007, but it is not expected to have any impact on the Group’s accounts;

•	IFRIC 10 ‘Interim Financial Reporting and Impairment’ (effective for annual periods beginning on or after 1 November 2006). IFRIC 10 prohibits impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC 10 from 1 January 2007;

•	IFRIC 7 ‘Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies’(effective for annual reporting periods beginning on or after 1 March 2006). IFRIC 7 provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the Group entities have a currency of a hyperinflationary economy as their functional currency, IFRIC 7 is not relevant to the Group’s operations; and

•	IFRIC 9 ‘Reassessment of Embedded Derivatives’ (effective for annual periods beginning on or after 1 June 2006). IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Group does not expect IFRIC 9 to have a material impact.
      (3) Critical accounting assumptions and judgements — The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
consolidated financial statements, are discussed in the relevant accounting policies under the following headings:

• Intangible assets:	Goodwill
• Intangible assets:	Pre-publication assets
• Royalty advances
• Taxation
• Employee benefits:	Retirement benefit obligations
• Revenue recognition.

b.	Consolidation
      (1) Business combinations — The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets and contingent assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. For material acquisitions, the fair value of the acquired intangible assets is determined by an external, independent valuer. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired, after the identification of purchased intangible assets, is recorded as goodwill. See note 1e(1) for the accounting policy on goodwill.
      (2) Subsidiaries — Subsidiaries are entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date that control ceases.
      (3) Joint ventures and associates — Joint ventures are entities in which the Group holds an interest on a long-term basis and which are jointly controlled, with one or more other venturers, under a contractual arrangement. Associates are entities over which the Group has significant influence but not the power to control the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in joint ventures and associates are accounted for by the equity method and are initially recognised at cost. The Group’s investment in associates includes related goodwill.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying net investment hedges.
      Translation differences on other non-monetary items such as equities held at fair value are reported as part of the fair value gain or loss through the income statement. Fair value adjustments on non-monetary items such as equities classified as available for sale financial assets, are included in the fair value reserve in equity.
      (3) Group companies — The results and financial position of all Group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i) assets and liabilities are translated at the closing rate at the date of the balance sheet;

ii) income and expenses are translated at average exchange rates;

iii) all resulting exchange differences are recognised as a separate component of equity.
      On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. The Group treats specific inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
      At the date of transition to IFRS the cumulative translation differences for foreign operations have been deemed to be zero. Any gains and losses on disposals of foreign operations will exclude translation differences arising prior to the transition date.
      The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.84 (2005: $1.81) and the year end rate was $1.96 (2005: $1.72).
d.     Property, plant and equipment
      Property, plant and equipment is stated at historical cost less depreciation. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Buildings (freehold): 20-50 years

Buildings (leasehold): 50 years (or over the period of the lease if shorter)

Plant and equipment: 3-20 years
      The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
      The carrying value of an asset is written down to its recoverable amount if the carrying value of the asset is greater than its estimated recoverable amount.
e.     Intangible assets
      (1) Goodwill — Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. The recoverable amounts of cash generating units have been determined based on value in use calculations. These calculations require the use of estimates (see note 12). Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
generating units that are expected to benefit from the business combination in which the goodwill arose. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. IFRS 3 ‘Business Combinations’ has not been applied retrospectively to business combinations before the date of transition to IFRS. Subject to the transition adjustments to IFRS required by IFRS 1, the accounting for business combinations before the date of transition has been grandfathered.
      (2) Acquired software — Software separately acquired for internal use is capitalised at cost. Software acquired in material business combinations is capitalised at its fair value as determined by an independent valuer. Acquired software is amortised on a straight line basis over its estimated useful life of between three and five years.
      (3) Internally developed software — Internal and external costs incurred during the preliminary stage of developing computer software for internal use are expensed as incurred. Internal and external costs incurred to develop computer software for internal use during the application development stage are capitalised if the Group expects economic benefits from the development. Capitalisation in the application development stage begins once the Group can reliably measure the expenditure attributable to the software development and has demonstrated its intention to complete and use the software. Internally developed software is amortised on a straight-line basis over its estimated useful life of between three and five years.
      (4) Acquired intangible assets — Acquired intangible assets comprise publishing rights, customer lists and relationships, technology, trade names and trademarks. These assets are capitalised on acquisition at cost and included in intangible assets. Intangible assets acquired in material business combinations are capitalised at their fair value as determined by an independent valuer. Intangible assets are amortised over their estimated useful lives of between two and 20 years, using a depreciation method that reflects the pattern of their consumption.
      (5) Pre-publication assets — Pre-publication costs represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are recognised as current intangible assets where the title will generate probable future economic benefits within their normal operating cycle and costs can be measured reliably. Pre-publication assets are amortised upon publication of the title over estimated economic lives of five years or less, being the estimated expected operating life cycle of the title, with a higher proportion of the amortisation taken in the earlier years. The investment in pre-publication assets has been disclosed as part of the cash generated from operations in the cash flow statement(see note 31).
      The assessment of the recoverability of pre-publication asset and the determination of the amortisation profile involve a significant degree of judgement based on historical trends and management estimation of future potential sales. An incorrect amortisation profile could result in excess amounts being carried forward as intangible assets that would otherwise have been written off to the income statement in an earlier period. Reviews are performed regularly to estimate recoverability of pre-publication assets. The carrying amount of pre-publication assets is set out in note 17.

f. Other financial assets
      Other financial assets, designated as available for sale investments, are non-derivative financial assets measured at estimated fair value. Changes in the fair value are recorded in equity in the fair value reserve. On the subsequent disposal of the asset, the net fair value gains or losses are taken through the income statement.

g. Inventories
      Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first in first out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads. Net realisable value is the estimated selling price

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
in the ordinary course of business, less estimated costs necessary to make the sale. Provisions are made for slow moving and obsolete stock.
h.     Royalty advances
      Advances of royalties to authors are included within trade and other receivables when the advance is paid less any provision required to adjust the advance to its net realisable value. The realisable value of royalty advances relies on a degree of management judgement in determining the profitability of individual author contracts. If the estimated realisable value of author contracts is overstated then this will have an adverse effect on operating profits as these excess amounts will be written off. The recoverability of royalty advances is based upon an annual detailed management review of the age of the advance, the future sales projections for new authors and prior sales history of repeat authors. The royalty advance is expensed at the contracted or effective royalty rate as the related revenues are earned. Royalty advances which will be consumed within one year are held in current assets. Royalty advances which will be consumed after one year are held in non-current assets.
i.     Newspaper development costs
      Investment in the development of newspaper titles consists of measures to increase the volume and geographical spread of circulation. The measures include additional and enhanced editorial content, extended distribution and remote printing. These cost are expensed as incurred as they do not meet the criteria under IAS 38 to be capitalised as intangible assets.
j.     Cash and cash equivalents
      Cash and cash equivalents in the cash flow statement include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included in borrowings in current liabilities in the balance sheet.
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
l.     Borrowings
      Borrowings are recognised initially at fair value, which is proceeds received net of transaction costs incurred. Borrowings are subsequently stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognised in the income statement over the period of the borrowings using the effective interest method. Accrued interest is included as part of borrowings. Where a debt instrument is in a fair value hedging relationship, an adjustment is made to its carrying value to reflect the hedged risk. Interest on borrowings is expensed as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
m.     Derivative financial instruments
      Derivatives are initially recognised at fair value at the date of transition to IAS 39(1 January 2005)or, if later, on the date a derivative is entered into. Derivatives are subsequently remeasured at their fair value. The fair value of derivatives has been determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models. The Group designates certain of the derivative instruments within its portfolio to be hedges of the fair value of its bonds(fair value hedges) or hedges of net investments in foreign operations (net investment hedges).
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
n.     Taxation
      Current tax is recognised on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.
      Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred income tax liability is settled.
      Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.
      Deferred income tax is provided in respect of the undistributed earnings of subsidiaries other than where it is intended that those undistributed earnings will not be remitted in the foreseeable future.
      Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly to equity, in which case the tax is also recognised in equity.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
o.     Employee benefits
      (1) Retirement benefit obligations — The liability in respect of defined benefit pension plans is the present value of the defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability.
      The determination of the pension cost and defined benefit obligation of the Group’s defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth, longevity and expected return on scheme assets. Differences arising from actual experience or future changes in assumptions will be reflected in subsequent periods (actuarial gains and losses).
      Actuarial gains and losses arising from differences between actual and expected returns on plan assets, experience adjustments on liabilities and changes in actuarial assumptions are recognised immediately in the statement of recognised income and expense.
      The service cost, representing benefits accruing over the year, is included in the income statement as an operating cost. The unwinding of the discount rate on the scheme liabilities and the expected return on scheme asset are presented as finance costs or finance income.
      Obligations for contributions to defined contribution pension plans are recognised as an operating expense in the income statement as incurred.
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
      (3) Share-based payments — The Group has a number of employee option and share plans. The fair value of options or shares granted is recognised as an employee expense after taking into account the Group’s best estimate of the number of awards expected to vest. Fair value is measured at the date of grant and is spread over the vesting period of the option or share. The fair value of the options granted is measured using whichever of the Black-Scholes, Binomial and Monte Carlo model is most appropriate to the award. The fair value of shares awarded is measured using the share price at the date of grant unless another method is more appropriate. Any proceeds received are credited to share capital and share premium when the options are exercised. The Group has applied IFRS 2 ‘Share-based Payment’ retrospectively to all options granted but not fully vested at the date of transition to IFRS.
p.     Provisions
      Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.
      The Group recognises a provision for deferred consideration in the period that an acquisition is made and the Group becomes legally committed to making the payment.
      The Group recognises a provision fore integration and reorganisation costs in the period in which the Group becomes legally or constructively committed to making the payment.
      The Group recognises a provision for onerous lease contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. The

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
provision is based on the present value of future payments for surplus leased properties under non-cancellable operating leases, net of estimated sub-leasing revenue.
q.     Revenue recognition
      Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services net of value-added tax and other sales taxes, rebates and discounts, and after eliminating sales within the Group. Revenue is recognised as follows:
      Revenue from the sale of books is recognised when title passes. A provision for anticipated returns is made based primarily on historical return rates. If these estimates do not reflect actual returns in future periods then revenues could be understated or overstated for a particular period.
      Circulation and advertising revenue is recognised when the newspaper or other publication is published. Subscription revenue is recognised on a straight-line basis over the life of the subscription.
      Where a contractual arrangement consists of two or more elements that can be provided to customers either on a stand-alone basis or as an optional extra and fair value exists for each separate element, such as the provision of supplementary materials with textbooks, revenue in such multiple element arrangements is recognised when each product has been delivered and all other relevant revenue recognition criteria are achieved.
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
      Income from recharges of freight and other activities which are incidental to the normal revenue generating activities is included in other income.
r.     Leases
      Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in financial liabilities — borrowings. The interest element of the finance cost is charged to the income statement over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.
      Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases by the lessee. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
s.     Dividends
      Dividends are recorded in the Group’s financial statements in the period in which they are approved by the Company’s shareholders. Interim dividends are recorded in the period in which they are approved and paid.
t.     Non-current assets held for sale and discontinued operations
      Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if it is intended to recover their carrying amount principally through a sale transaction rather than through continuing use. No depreciation is charged in respect of non-current assets classified as held for sale. Amounts relating to non-current assets held for sale are classified as discontinued operations in the income statement.
u.     Trade receivables
      Trade receivables are stated at fair value less provision for bad and doubtful debts and anticipated future sales returns (see also note 1q).
2     Segment information
      Due to the differing risks and rewards associated with each business segment and the different customer focus of each segment, the Group’s primary segment reporting format is by business. The Group is organised into the following five business segments:
      School — publisher, provider of testing and software services for primary and secondary schools;
      Higher Education — publisher of textbooks and related course materials for colleges and universities;
      Penguin — publisher with brand imprints such as Penguin, Putnam, Berkley, Viking, Dorling Kindersley;
      FT Publishing — publisher of the Financial Times, other business newspapers, magazines and specialist information;
      Interactive Data Corporation (IDC) — provider of financial and business information to financial institutions and retail investors.
      The remaining business group, Professional, brings together a number of education publishing, testing and services businesses that publish texts, reference and interactive products for industry professionals and does not meet the criteria for classification as a ‘segment’ under IFRS. For more detail on the services and products included in each business segment refer to the Business Review.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Primary reporting format — business segments

			Higher			FT			2006
	Notes	School	Education	Professional	Penguin	Publishing	IDC	Corporate	Group

	(All figures in £ millions)
Continuing operations
Sales (external)		1,455	795	341	848	366	332	—	4,137
Sales (inter-segment)		1	—	—	18	—	—	—	19

Operating profit before joint ventures and associates		161	161	36	58	18	82	—	516
Share of results of joint ventures and associates		6	—	1	—	17	—	—	24

Operating profit		167	161	37	58	35	82	—	540

Finance costs	7								(133)
Finance income	7								59

Profit before tax									466

Income tax	8								(11)

Profit for the year from continuing operations									455

Reconciliation to adjusted operating profit
Operating profit		167	161	37	58	35	82	—	540
Adjustment to goodwill on recognition of pre-acquisition deferred tax		—	—	—	7	—	—	—	7
Amortisation of acquired intangibles		17	—	1	1	2	7	—	28
Other net gains and losses of associates		—	—	—	—	(4)	—	—	(4)
Other net finance costs of associates		—	—	—	—	(1)	—	—	(1)

Adjusted operating profit — continuing operations		184	161	38	66	32	89	—	570

Segment assets		2,684	1,347	580	954	317	314	703	6,899
Joint ventures	13	5	—	—	3	4	—	—	12
Associates	13	4	—	—	—	4	—	—	8

Assets — continuing operations		2,693	1,347	580	957	325	314	703	6,919
Assets — discontinued operations		—	—	294	—	—	—	—	294

Total assets		2,693	1,347	874	957	325	314	703	7,213

Total liabilities		(662)	(268)	(177)	(269)	(300)	(131)	(1,762)	(3,569)

Other segment items
Capital expenditure	11, 12, 17	124	88	30	38	19	20	—	319
Depreciation	11	21	8	19	7	9	13	—	77
Amortisation	12, 17	117	78	21	34	4	7	—	261

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

			Higher			FT			2005
	Notes	School	Education	Professional	Penguin	Publishing	IDC	Corporate	Group

	(All figures in £ millions)
Continuing operations
Sales (external)		1,295	779	301	804	332	297	—	3,808
Sales (inter-segment)		—	—	—	16	—	—	—	16

Operating profit before joint ventures and associates		138	156	24	60	49	75	—	502
Share of results of joint ventures and associates		4	—	1	—	9	—	—	14

Operating profit		142	156	25	60	58	75	—	516

Finance costs	7								(132)
Finance income	7								62

Profit before tax									446

Income tax	8								(116)

Profit for the year from continuing operations									330

Reconciliation to adjusted operating profit
Operating profit		142	156	25	60	58	75	—	516
Amortisation of acquired intangibles		5	—	—	—	1	5	—	11
Other net gains and losses		—	—	—	—	(40)	—	—	(40)
Other net finance costs of associates		—	—	—	—	2	—	—	2

Adjusted operating profit — continuing operations		147	156	25	60	21	80	—	489

Segment assets		2,347	1,648	1,179	960	154	291	985	7,564
Joint ventures	13	6	—	—	2	4	—	—	12
Associates	13	6	—	—	—	18	—	—	24

Total assets		2,359	1,648	1,179	962	176	291	985	7,600

Total liabilities		(557)	(341)	(263)	(280)	(336)	(109)	(1,981)	(3,867)

Other segment items
Capital expenditure	11, 12, 17	114	96	43	34	14	19	—	320
Depreciation	11	26	8	17	7	11	11	—	80
Amortisation	12, 17	91	78	20	24	3	5	—	221

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

			Higher			FT			2004
	Notes	School	Education	Professional	Penguin	Publishing	IDC	Corporate	Group

	(All figures in £ millions)
Continuing operations
Sales (external)		1,087	729	290	786	318	269	—	3,479
Sales (inter-segment)		—	—	—	15	—	—	—	15

Operating profit before joint ventures and associates		109	133	20	46	4	62	—	374
Share of results of joint ventures and associates		3	—	—	1	4	—	—	8

Operating profit		112	133	20	47	8	62	—	382

Finance costs	7								(96)
Finance income	7								17

Profit before tax									303

Income tax	8								(55)

Profit for the year from continuing operations									248

Reconciliation to adjusted operating profit
Operating profit		112	133	20	47	8	62	—	382
Amortisation of acquired intangibles			—	—	—	—	5	—	5
Other net gains and losses		(4)	(4)	(2)	5	(4)	—	—	(9)

Other net finance costs of associates		—	—	—	—		—	—
Adjusted operating profit — continuing operations		108	129	18	52	4	67	—	378

Segment assets		1,860	1,224	1,345	892	502	247	461	6,531
Joint ventures	13	7	—	—	5	2	—	—	14
Associates	13	5	—	—	—	28	—	—	33

Total assets		1,872	1,224	1,345	897	532	247	461	6,578

Total liabilities		(439)	(286)	(212)	(259)	(435)	(110)	(1,823)	(3,564)

Other segment items
Capital expenditure	11, 12, 17	104	79	62	36	15	12	—	308
Depreciation	11	25	9	16	9	16	9	—	84
Amortisation	12, 17	74	65	18	29	2	5	—	193

      In 2006, sales from the provision of goods were £3,117m (2005: £2,956m; 2004: 2,787m) and sales from the provision of services were £1,020m (2005: £852m; 2004: 692m). Sales from the Group’s educational publishing, consumer publishing and newspaper business are classified as being from the provision of goods and sales from its assessment and testing, marketpricing, corporate training and management service businesses are classified as being from the provision of services.
      Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the segment result is equal to the Group operating profit. Inter-segment pricing is determined on an arm’s length basis. Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and deferred taxation and exclude cash and cash equivalents and derivative assets. Segment liabilities comprise operating liabilities and exclude borrowings and derivative liabilities. Corporate assets and liabilities comprise cash and cash equivalents, marketable securities, borrowings and derivative financial instruments. Capital expenditure comprises additions to property, plant and equipment and intangible assets, including pre-publication but excluding goodwill (see notes 11, 12 and 17).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      Property, plant and equipment and intangible assets acquired through business combinations were £173m (2005: £111m; 2004: £16m) (see notes 11, 12 and 17). Capital expenditure, depreciation and amortisation include amounts relating to discontinued operations. In April 2005, Pearson sold its 79% interest in Recoletos Grupo de Communicación S.A.. This operation is disclosed as a discontinued operation in 2005 (see note 3). In December 2006 Pearson announced its intention to sell Pearson Government Solutions. This operation is disclosed as a discontinued operation (see note 3) and the assets and liabilities are classified as held for sale (see note 29).
Secondary reporting format — geographic segments
      The Group’s business segments are managed on a worldwide basis and operate in the following main geographic areas:

	Sales			Total assets			Capital expenditure

	2006	2005	2004	2006	2005	2004	2006	2005	2004

	(All figures in £ millions)
Continuing operations
European countries	1,089	951	820	1,608	1,711	1,112	70	63	79
North America	2,642	2,451	2,309	4,908	5,476	4,716	231	242	208
Asia Pacific	298	300	263	327	325	302	12	13	10
Other countries	108	106	87	56	52	43	2	2	3

Total	4,137	3,808	3,479	6,899	7,564	6,173	315	320	300

Discontinued operations
European countries	17	39	205	9	—	358	1	—	8
North America	257	266	195	281	—	—	2	—	—
Other countries	12	10	7	4	—	—	1	—	—

Total	286	315	407	294	—	358	4	—	8
Joint ventures and associates	—	—	—	20	36	47	—	—	—

Total	4,423	4,123	3,886	7,213	7,600	6,578	319	320	308

      Sales are allocated based on the country in which the customer is located. This does not differ materially from the location where the order is received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3	Discontinued operations
      On 11 December 2006, Pearson announced that it had agreed to sell Pearson Government Solutions to Veritas Capital, a private equity firm. This operation is disclosed as discontinued and the assets and liabilities of Pearson Government Solutions have been reclassified to non-current assets held for sale (see notes 29 and 35).
      Discontinued operations in 2005 also relate to the sale of Pearson’s 79% interest in Recoletos Grupo de Communicación S.A..
      An analysis of the results and cash flows of discontinued operations are as follows:

	2006	2005			2004
	Pearson	Pearson			Pearson
	Government	Government	2005	2005	Government	2004	2004
	Solutions	Solutions	Recoletos	Total	Solutions	Recoletos	Total

	(All figures in £ millions)
Sales	286	288	27	315	217	190	407

Operating profit/(loss)	22	20	(3)	17	22	26	48
Net finance income	—	—	—	—	—	3	3

Profit/(loss) before tax	22	20	(3)	17	22	29	51

Attributable tax (expense)/benefit	(8)	(8)	1	(7)	(8)	(7)	(15)

Profit/(loss) after tax	14	12	(2)	10	14	22	36
Profit on disposal of discontinued operations before tax	—	—	306	306	—	—	—
Attributable tax expense	—	—	(2)	(2)	—	—	—

Profit for the year from discontinued operations	14	12	302	314	14	22	36

Operating cash flows	20	22	(6)	16	112	12	124
Investing cash flows	(8)	(13)	—	(13)	(5)	17	12
Financing cash flows	(1)	(1)	—	(1)	—	—	—

Total cash flows	11	8	(6)	2	107	29	136

4	Other net gains and losses

	2006	2005	2004

	(All figures in £ millions)
Profit on sale of interest in MarketWatch	—	40	—
Other items	—	—	9

Total other net gains and losses	—	40	9

      Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets that are included within continuing operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5	Operating expenses

	2006	2005	2004

	(All figures in £ millions)
By function:
Cost of goods sold	1,917	1,787	1,631

Operating expenses
Distribution costs	299	292	226
Administrative and other expenses	1,504	1,351	1,340
Other income	(99)	(84)	(83)

Total operating expenses	1,704	1,559	1,483

Total	3,621	3,346	3,114

	Notes	2006	2005	2004

		(All figures in £ millions)
By nature:
Utilisation of inventory	18	820	767	699
Depreciation of property, plant and equipment	11	71	76	74
Amortisation of intangible assets — pre-publication	17	210	192	168
Amortisation of intangible assets — other	12	48	26	24
Employee benefit expense	6	1,280	1,177	1,074
Operating lease rentals		125	111	126
Other property costs		121	84	69
Royalties expensed		360	363	331
Advertising, promotion and marketing		212	198	171
Information technology costs		90	81	73
Other costs		383	355	351
Other income		(99)	(84)	(46)

Total		3,621	3,346	3,114

      During the year the Group obtained the following services from the Group’s auditor:

	2006	2005	2004

	(All figures in £ millions)
Audit services
Fees payable to the Company’s auditor for the audit of parent company and consolidated accounts	1	1	1
Non-audit services
Fees payable to the Company’s auditor and its associates for other services:
— The audit of the Company’s subsidiaries pursuant to legislation	4	3	3
— Other services pursuant to legislation	4	—	—
— Tax services	1	1	2
— Services relating to corporate finance transactions	1	1	—
— All other services	—	1	—

	11	7	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      ‘Other services pursuant to legislation’ represents fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the appointed auditor. In particular, this includes fees for reports under section 404 (S-404) of the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley) which are required for the first time in 2006.
      ‘Services relating to corporate finance transactions’ relate to a carve-out audit of Pearson Government Solutions in 2006. In 2005 this largely related to due diligence work at IDC.
      ‘All other services’ in 2005 relate to IFRS transition work and Sarbanes-Oxley section 404 compliance services.
      Audit fees in relation to the IDC SEC filings have been entirely included in ‘The audit of the Company’s subsidiaries pursuant to legislation’. The audit fee relates to an integrated S-404 review and audit in which the audit work takes leverage from the results of S-404 testing. The fees for the S-404 review and the audit are not separate, therefore no IDC fees have been included in ‘Other services pursuant to legislation’.

6	Employee information

	Notes	2006	2005	2004

		(All figures in £ millions)
Employee benefit expense
Wages and salaries (including termination benefits and restructuring costs)		1,080	993	903
Social security costs		111	100	89
Share-based payment costs	24	25	23	25
Pension costs — defined contribution plans	24	36	35	32
Pension costs — defined benefit plans	24	29	25	24
Other post-retirement benefits	24	(1)	1	1

		1,280	1,177	1,074

      The details of the emoluments of the directors of Pearson plc are shown in Item 6 of this Form 20-F.

	2006	2005	2004

	(Average number employed)
School	11,064	10,133	10,403
Higher Education	4,368	4,196	4,087
Professional	3,754	3,809	3,368
Penguin	3,943	4,051	4,085
FT Publishing	2,285	1,952	1,989
IDC	2,200	1,956	1,826
Other	1,669	1,573	1,365

Continuing operations	29,283	27,670	27,123

Discontinued operations	5,058	4,533	5,963

	34,341	32,203	33,086

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7	Net finance costs

	Notes	2006	2005	2004

		(All figures in £ millions)
Interest payable		(117)	(98)	(91)
Finance costs re employee benefits	24	—	(7)	(5)
Net foreign exchange losses		(2)	(9)	—
Other losses on financial instruments in a hedging relationship:
— fair value hedges		—	(1)	—
— net investment hedges		(2)	—	—
Other losses on financial instruments not in a hedging relationship:
— derivatives		(12)	(17)	—

Finance costs		(133)	(132)	(96)

Interest receivable		23	21	17
Finance income re employee benefits	24	4	—	—
Net foreign exchange gains		21	21	—
Other gains on financial instruments in a hedging relationship:
— fair value hedges		—	1	—
— net investment hedges		—	3	—
Other gains on financial instruments not in a hedging relationship:
— amortisation of transitional adjustment on bonds		8	7	—
— derivatives		3	9	—

Finance income		59	62	17

Net finance costs		(74)	(70)	(79)

Analysed as:
Net interest payable		(94)	(77)	(74)
Finance income/(costs) re employee benefits	24	4	(7)	(5)

Net finance costs reflected in adjusted earnings		(90)	(84)	(79)
Other net finance income		16	14	—

Total net finance costs		(74)	(70)	(79)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8	Income tax

	Notes	2006	2005	2004

		(All figures in £ millions)
Current tax
Charge in respect of current year		(88)	(68)	(57)
Recognition of previously unrecognised trading losses		23	—	—
Other adjustments in respect of prior years		35	(1)	25

Total current tax charge		(30)	(69)	(32)

Deferred tax
In respect of timing differences		(73)	(66)	(46)
Recognition of previously unrecognised capital losses		76	—	—
Recognition of previously unrecognised trading losses		37	—	—
Other adjustments in respect of prior years		(21)	19	23

Total deferred tax benefit/(charge)	14	19	(47)	(23)

Total tax charge		(11)	(116)	(55)

      In 2006, the Group has recognised a deferred tax asset in relation to capital losses in the US which will be utilised on the sale of Pearson Government Solutions. Previously it had not been possible to foresee the utilisation of these losses prior to their expiry. In addition, due to improved trading performance and revised strategic plans together with the expected utilisation of US net operating losses in the Pearson Government Solutions sale, the Group has re-evaluated the likely utilisation of operating losses both in the US and UK and as a consequence has increased the amount of the deferred tax asset carried forward in respect of such losses. The combined effect of these two factors was to create a non-recurring tax benefit of £127m.
      The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

	2006	2005	2004

	(All figures in £ millions)
Profit before tax	466	446	303
Tax calculated at UK rate	(140)	(134)	(91)
Effect of overseas tax rates	(19)	(20)	(6)
Joint venture and associate income reported net of tax	7	5	2
Income not subject to tax	5	16	6
Expenses not deductible for tax purposes	(18)	(9)	(5)
Utilisation of previously unrecognised tax losses	7	11	5
Recognition of previously unrecognised tax losses	136	—	—
Unutilised tax losses	(3)	(3)	(14)
Prior year adjustments	14	18	48

Total tax charge	(11)	(116)	(55)

UK	(15)	(26)	5
Overseas	4	(90)	(60)

Total tax charge	(11)	(116)	(55)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The tax benefit/(charge) on items charged to equity is as follows:

	2006	2005	2004

	(All figures in £ millions)
Deferred tax on share based payments	2	3	4
Deferred tax on net investment hedges	3	—	—
Deferred tax on actuarial gains and losses	9	—	—
Current tax on foreign exchange gains and losses	(2)	9	5

	12	12	9

9	Earnings per share
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

	Notes	2006	2005	2004

		(All figures in £ millions)
Earnings		446	624	262
Adjustments to exclude profit for the year from discontinued operations:
Profit for the year from discontinued operations	3	(14)	(314)	(36)
Majority interest share of above		—	—	5

Earnings — continuing operations		432	310	231

Earnings		446	624	262

Weighted average number of shares (millions)		798.4	797.9	795.6
Effect of dilutive share options (millions)		1.5	1.1	1.1
Weighted average number of shares (millions) for diluted earnings		799.9	799.0	796.7

	2006		2005		2004

Earnings per share from continuing and discontinued operations
Basic	55.9	p	78.2	p	32.9	p
Diluted	55.8	p	78.1	p	32.9	p

Earnings per share from continuing operations
Basic	54.1	p	38.9	p	29.0	p
Diluted	54.0	p	38.8	p	29.0	p

Earnings per share from discontinued operations
Basic	1.8	p	39.3	p	3.9	p
Diluted	1.8	p	39.3	p	3.9	p

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10	Dividends

	2006	2005	2004

	(All figures in £ millions)
Final paid in respect of prior year 17p (2005: 15.7p; 2004: 14.8p)	136	125	119
Interim paid in respect of current year 10.5p (2005: 10p; 2004: 9.7p)	84	80	76

	220	205	195

      A final dividend in respect of the financial year ending 31 December 2006 of 18.8p per share has been approved and will absorb an estimated £151m of shareholders’ funds. It will be paid on 11 May 2007 to shareholders who are on the register of members on 10 April 2007. These financial statements do not reflect this dividend.

11	Property, plant and equipment

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total

	(All figures in £ millions)
Cost
At 1 January 2005	280	604	13	897
Exchange differences	18	40	—	58
Transfers	—	13	—	13
Additions	32	41	1	74
Disposals	(5)	(28)	—	(33)
Acquisition through business combination	3	6	—	9
Reclassifications	—	7	(7)	—

At 31 December 2005	328	683	7	1,018

Exchange differences	(20)	(54)	—	(74)
Transfers	—	(11)	(1)	(12)
Additions	12	52	13	77
Disposals	(9)	(32)	—	(41)
Acquisition through business combination	9	12	—	21
Reclassifications	—	8	(8)	—
Transfer to non-current assets held for sale	(7)	(27)	—	(34)

At 31 December 2006	313	631	11	955

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total

	(All figures in £ millions)
Depreciation
At 1 January 2005	(106)	(436)	—	(542)
Exchange differences	(7)	(33)	—	(40)
Charge for the year	(17)	(63)	—	(80)
Disposals	—	30	—	30
Acquisition through business combination	—	(2)	—	(2)

At 31 December 2005	(130)	(504)	—	(634)

Exchange differences	10	41	—	51
Transfers	—	5	—	5
Charge for the year	(17)	(60)	—	(77)
Disposals	4	27	—	31
Acquisition through business combination	—	(8)	—	(8)
Transfer to non-current assets held for sale	5	20	—	25

At 31 December 2006	(128)	(479)	—	(607)

Carrying amounts
At 1 January 2005	174	168	13	355
At 31 December 2005	198	179	7	384
At 31 December 2006	185	152	11	348

      Depreciation expense of £18m (2005: £19m) has been included in the income statement in cost of goods sold, £6m (2005: £7m) in distribution expenses and £53m (2005: £54m) in administrative and other expenses. In 2006 £6m (2005: £4m) relates to discontinued operations.
      The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £4m (2005: £3m).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12	Intangible assets

			Acquired	Other	Total
			publishing	intangibles	intangibles
	Goodwill	Software	rights	acquired	acquired	Total

	(All figures in £ millions)
Cost
At 1 January 2005	3,160	181	10	46	56	3,397
Exchange differences	345	15	2	4	6	366
Transfers	—	(13)	—	—	—	(13)
Additions	—	24	—	—	—	24
Disposals	(6)	(10)	—	—	—	(16)
Acquisition through business combination	155	—	56	33	89	244

At 31 December 2005	3,654	197	68	83	151	4,002

Exchange differences	(396)	(17)	(8)	(8)	(16)	(429)
Transfers	—	6	—	—	—	6
Additions	—	29	—	—	—	29
Disposals	(5)	(2)	—	—	—	(7)
Acquisition through business combination	246	4	36	117	153	403
Adjustment on recognition of pre-acquisition deferred tax	(7)	—	—	—	—	(7)
Transfer to non-current assets held for sale	(221)	(16)	—	—	—	(237)

At 31 December 2006	3,271	201	96	192	288	3,760

			Acquired	Other	Total
			publishing	intangibles	intangibles
	Goodwill	Software	rights	acquired	acquired	Total

	(All figures in £ millions)
Amortisation
At 1 January 2005	—	(111)	—	(8)	(8)	(119)
Exchange differences	—	(10)	—	—	—	(10)
Charge for the year	—	(18)	(5)	(6)	(11)	(29)
Disposals	—	10	—	—	—	10

At 31 December 2005	—	(129)	(5)	(14)	(19)	(148)

Exchange differences	—	13	1	2	3	16
Transfers	—	(5)	—	—	—	(5)
Charge for the year	—	(23)	(11)	(17)	(28)	(51)
Disposals	—	1	—	—	—	1
Acquisition through business combination	—	(1)	—	—	—	(1)
Transfer to non-current assets held for sale	—	9	—	—	—	9

At 31 December 2006	—	(135)	(15)	(29)	(44)	(179)

Carrying amounts
At 1 January 2005	3,160	70	10	38	48	3,278
At 31 December 2005	3,654	68	63	69	132	3,854
At 31 December 2006	3,271	66	81	163	244	3,581

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      Other intangibles acquired include customer lists and relationships, software rights, technology, trade names and trademarks. Amortisation of £4m (2005: £4m) is included in the income statement in cost of goods sold and £47m (2005: £25m) in administrative and other expenses. In 2006 £3m of software amortisation (2005: £3m) relates to discontinued operations.
Impairment tests for cash-generating units containing goodwill
      Impairment tests have been carried out where appropriate as described below. The recoverable amount for each unit tested exceeds its carrying value.
      Goodwill is allocated to the Group’s cash-generating units identified according to the business segment. Goodwill has been allocated as follows:

	Notes

		2006	2005

		)
		(All figures
		in £ millions
Higher Education		780	903
School Book		683	714
School Assessment and Testing		342	310
School Technology		356	408
Other Assessment and Testing		490	531
Other Government Solutions		—	249
Other Book		56	57

Pearson Education total		2,707	3,172

Penguin US		156	179
Penguin UK		114	114
Pearson Australia		44	47

Penguin total		314	340

IDC		149	138

Mergermarket	28	97	—
Other FT Publishing		4	4
FT Publishing total		101	4

Total goodwill — continuing operations		3,271	3,654

Goodwill held for sale	29	221	—

Total goodwill		3,492	3,654

      Goodwill has been allocated for impairment purposes to 13 cash-generating units. The recoverable amount of each cash-generating unit is based on value in use calculations, with the exception of IDC which is assessed on a market value basis. Goodwill is tested for impairment annually. Following a review in 2006, the allocation of corporate items has been revised. The 2005 comparative has been revised accordingly.
      The value in use calculations use cash flow projections based on financial budgets approved by management covering a five year period. The key assumptions used by management in the value in use calculations were:

Discount rate — The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific cash-generating unit. The average pre-tax discount rates used are in the range

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of 10.3% to 11.9% for the Pearson Education businesses, 7.8% to 10.3% for the Penguin businesses and 10.5% to 11.0% for the FT Publishing businesses.

Perpetuity growth rates — The cash flows subsequent to the approved budget period are based upon the long-term historic growth rates of the underlying territories in which the cash-generating unit operates and reflect the long-term growth prospects of the sectors in which the cash-generating unit operates. The perpetuity growth rates used vary between 2.5% and 3.5%. The perpetuity growth rates are consistent with appropriate external sources for the relevant markets.

Cash flow growth rates — The cash flow growth rates are derived from forecast sales growth taking into consideration past experience of operating margins achieved in the cash-generating unit. Historically, such forecasts have been reasonably accurate.
      The valuation of IDC is determined using an observable market price for each share. Other than goodwill there are no intangible assets with indefinite lives.

13	Investments in joint ventures and associates
Joint ventures

	2006	2005

	(All figures in
	£ millions)
At beginning of year	12	14
Exchange differences	(3)	(3)
Share of profit/(loss) after tax	3	(1)
Dividends	(4)	(4)
Additions and further investment	4	6

At end of year	12	12

      Investments in joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.
      The aggregate of the Group’s share in its joint ventures, none of which are individually significant, are as follows:

	2006	2005

	(All figures in
	£ millions)
Assets
Non-current assets	3	3
Current assets	24	26

Liabilities
Current liabilities	(15)	(17)

Net assets	12	12

Income	52	46
Expenses	(49)	(47)

Profit/(loss)after income tax	3	(1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Associates

	2006	2005

	(All figures in
	£ millions)
At beginning of year	24	33
Exchange differences	(1)	—
Share of profit after tax	21	15
Dividends	(41)	(10)
Disposals	—	(14)
Distribution from associate in excess of carrying value	5	—

At end of year	8	24

      There is no acquisition goodwill relating to the Group’s investments in associates.
      The Group’s interests in its principal associates, all of which are unlisted, were as follows:

		%
2006	Country of incorporation	Interest held	Assets	Liabilities	Revenues	Profit

		(All figures in £ millions )
The Economist Newspaper Ltd	England	50	64	(64)	122	18
Other			28	(20)	48	3

Total			92	(84)	170	21

		%
2005	Country of incorporation	Interest held	Assets	Liabilities	Revenues	Profit

		(All figures in £ millions )
The Economist Newspaper Ltd	England	50	79	(67)	105	12
Other			42	(30)	49	3

Total			121	(97)	154	15

      The interest held in associates is equivalent to voting rights.

14	Deferred income tax

	2006	2005

	(All figures in £
	millions)
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	288	343
Deferred tax assets to be recovered within 12 months	129	42

	417	385

Deferred tax liabilities
Deferred tax liabilities to be settled after more than 12 months	(245)	(204)
Deferred tax liabilities to be settled within 12 months	—	—

	(245)	(204)

Net deferred tax	172	181

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      Deferred tax assets to be recovered within 12 months relate to the utilisation of losses in the US. Included within the losses to be utilised in 2007 are capital and operating losses of £93m which it is anticipated will be utilised on the sale of Pearson Government Solutions.
      Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The Group has unrecognised deferred tax assets at 31 December 2006 in respect of UK losses of £35m and has not recognised a deferred tax asset amounting to £47m on the net pension deficit on UK plans on the basis that it is not sufficiently certain that suitable future profits will arise against which to offset the liability. None of these unrecognised deferred tax assets have expiry dates associated with them.
      The recognition of the deferred tax assets is supported by management’s forecasts of the future profitability of the relevant business units.
      The movement on the net deferred income tax account is as follows:

	Notes	2006	2005

		(All figures in
		£ millions)
At beginning of year		181	220
Transition adjustment on adoption of IAS 39		—	5
Exchange differences		(16)	21
Acquisition through business combination	28	(26)	(21)
Income statement release/(charge)	8	19	(47)
Tax benefit to equity		14	3

At end of year		172	181

      The movement in deferred income tax assets and liabilities during the year is as follows:

			Goodwill
	Capital	Trading	and
	losses	losses	intangibles	Other	Total

	(All figures in £ millions)
Deferred income tax assets
At 1 January 2005	—	150	37	172	359
Transition adjustment on adoption of IAS 39	—	—	—	5	5
Exchange differences	—	16	4	18	38
Acquisition through business combination	—	—	—	1	1
Transfer between current and deferred taxation	—	—	—	23	23
Income statement charge	—	(32)	(6)	(6)	(44)
Tax benefit to equity	—	—	—	3	3

At 31 December 2005	—	134	35	216	385

Exchange differences	—	(17)	(4)	(21)	(42)
Income statement release/(charge)	76	12	(6)	(19)	63
Tax benefit to equity	—	—	—	11	11

At 31 December 2006	76	129	25	187	417

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      Other deferred tax assets include temporary differences on inventory, sales returns and other provisions.

	Goodwill and
	intangibles	Other	Total

	(All figures in £ millions)
Deferred income tax liabilities
At 1 January 2005	(59)	(80)	(139)
Exchange differences	(8)	(9)	(17)
Acquisition through business combination	(24)	2	(22)
Transfer between current and deferred taxation	—	(23)	(23)
Income statement (charge)/release	(26)	23	(3)

At 31 December 2005	(117)	(87)	(204)

Exchange differences	15	11	26
Acquisition through business combination	(20)	(6)	(26)
Income statement charge	(27)	(17)	(44)
Tax benefit to equity	—	3	3

At 31 December 2006	(149)	(96)	(245)

      Other deferred tax liabilities include temporary differences in respect of depreciation and royalty advances.

15	Other financial assets

	2006	2005

	(All figures in
	£ millions)
At beginning of year	18	15
Exchange differences	(1)	1
Additions	—	4
Disposals	—	(2)

At end of year	17	18

      Other financial assets comprise non-current unlisted securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16	Derivative financial instruments
      The Group’s approach to the management of financial risks is set out in Item 11 of this Form 20-F. The Group’s outstanding derivative financial instruments are as follows:

	2006

	Gross
	notional
	amounts	Assets	Liabilities

	(All figures in £ millions)
Interest rate derivatives — in a fair value hedge relationship	953	20	(17)
Interest rate derivatives — not in a hedge relationship	1,026	9	(2)
Cross currency rate derivatives — in a net investment hedge relationship	230	40	—
Cross currency rate derivatives — not in a hedge relationship	180	17	—

Total	2,389	86	(19)

Analysed as expiring:
In less than one year	976	50	—
Later than one year and not later than five years	1,005	26	(4)
Later than five years	408	10	(15)

Total	2,389	86	(19)

	2005

	Gross
	notional
	amounts	Assets	Liabilities

	(All figures in £ millions)
Interest rate derivatives — in a fair value hedge relationship	1,109	31	(16)
Interest rate derivatives — not in a hedge relationship	1,330	18	(6)
Cross currency rate derivatives — in a net investment hedge relationship	230	13	—
Cross currency rate derivatives — not in a hedge relationship	180	21	—

Total	2,849	83	(22)

Analysed as expiring:
In less than one year	250	4	—
Later than one year and not later than five years	1,823	57	(8)
Later than five years	776	22	(14)

Total	2,849	83	(22)

      The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.
      At the end of 2006, the currency split of the mark-to-market values of rate derivatives, including the exchange of principal on cross currency rate derivatives, was US dollar £(247)m, euro £157m and sterling £157m (2005: US dollar £(269)m, euro £166m and sterling £164m).
      The fixed interest rates on outstanding rate derivative contracts at the end of 2006 range from 3.02% to 7.00% (2005: 3.02% to 7.23%) and the floating rates are based on LIBOR in US dollar, sterling and euro(EURIBOR).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The Group’s portfolio of rate derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility.
      The following sensitivity analysis of derivative financial instruments to interest rate movements is based on the assumption of a 1% change in interest rates for all currencies and maturities, with all other variables held constant.

	2006

	Net carrying	1% rate	1% rate
	amount	increase	decrease

	(All figures in £ millions)
Interest rate derivatives — in a fair value hedge relationship	3	(28)	31
Interest rate derivatives — not in a hedge relationship	7	1	(1)
Cross currency rate derivatives — in a net investment hedge relationship	40	—	—
Cross currency rate derivatives — not in a hedge relationship	17	(1)	1

Total	67	(28)	31

Effect of fair value hedge accounting	—	28	(31)
Sensitivity after the application of hedge accounting	67	—	—

      Counterparty exposure from all derivatives is managed, together with that from deposits and bank account balances, within credit limits that reflect published credit ratings to ensure that there is no significant risk to any one counterparty. No single derivative transaction had a market value (positive or negative) at the balance sheet date that exceeded 3% of the Group’s consolidated total equity.
      At the year end the Group held an amount of £29m equivalent as collateral under a mark-to-market agreement. This reflected the amount, at market rates prevailing at the end of October 2006, owed to the Group by a counterparty for a set of three related rate derivatives. Under these derivatives the Group is due to exchange $209m for €204m at the beginning of February 2007,with the repayment of the €591m bond. There are no restrictions on the Group’s use of these funds, which have been recorded in borrowings as a current bank loan.
      In accordance with IAS 39 ‘Financial Instruments: Recognition and Measurement’, the Group has reviewed all of its material contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements, and has concluded that there are no material embedded derivatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17	Intangible assets — pre-publication

	2006	2005

	(All figures in
	£ millions)
Cost
At beginning of year	1,357	1,109
Exchange differences	(148)	112
Transfers	6	—
Additions	213	222
Disposals	(280)	(113)
Acquisition through business combination	4	27

At end of year	1,152	1,357

Amortisation
At beginning of year	(931)	(753)
Exchange differences	111	(87)
Charge for the year	(210)	(192)
Disposals	280	113
Acquisition through business combination	—	(12)

At end of year	(750)	(931)

Carrying amounts
At end of year	402	426

      Included in the above are pre-publication assets amounting to £243m (2005: £261m)which will be realised in more than 12 months.
      Amortisation is included in the income statement in cost of goods sold. There was no amortisation relating to discontinued operations in 2006 and 2005.

18	Inventories

	2006	2005

	(All figures in
	£ millions)
Raw materials	26	23
Work in progress	28	43
Finished goods	300	307

	354	373

      The cost of inventories, all relating to continuing operations, recognized as an expense and included in the income statement in cost of goods sold amounted to £820m (2005: £767m). In 2006 £46m (2005: £42m) of inventory provisions were charged in the income statement. None of the inventory is pledged as security.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19	Trade and other receivables

	2006	2005

	(All figures in £
	millions)
Current
Trade receivables	768	825
Royalty advances	91	124
Prepayments and accrued income	34	38
Other receivables	58	42
Receivables from related parties	2	2

	953	1,031

Non-current
Royalty advances	80	67
Prepayments and accrued income	4	4
Other receivables	40	37

	124	108

      Trade receivables are stated net of provisions for bad and doubtful debts and anticipated future sales returns of £284m (2005: £313m). The carrying amounts are stated at their fair value. Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.

20	Cash and cash equivalents (excluding overdrafts)

	2006	2005

	(All figures in
	£ millions)
Cash at bank and in hand	421	393
Short-term bank deposits	171	509

	592	902

      Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.
      At the end of 2006 the currency split of cash and cash equivalents is US dollars 31% (2005: 31%), sterling 35% (2005: 38%), euros 21% (2005: 24%) and other 13% (2005: 7%).
      Cash and cash equivalents have fair values that approximate to their carrying amounts due to their short-term nature.
      Cash and cash equivalents include the following for the purpose of the cash flow statement:

	2006	2005

	(All figures in
	£ millions)
Cash and cash equivalents	592	902
Bank overdrafts	(61)	(58)

	531	844

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21	Financial liabilities — Borrowings
      The Group’s current and non-current borrowings are as follows:

	2006	2005

	(All figures in
	£ millions)
Non-current
6.125% Euro Bonds 2007 (nominal amount €591m)	—	436
10.5% Sterling Bonds 2008 (nominal amount £100m)	105	107
4.7% US Dollar Bonds 2009 (nominal amount $350m)	178	203
7% Global Dollar Bonds 2011 (nominal amount $500m)	266	307
7% Sterling Bonds 2014 (nominal amount £250m)	251	250
5.7% US Dollar Bonds 2014 (nominal amount $400m)	206	238
4.625% US Dollar notes 2018 (nominal amount $300m)	139	161
Finance lease liabilities	3	1

	1,148	1,703

Current
Due within one year or on demand:
Bank loans and overdrafts	173	102
7.375% US Dollar notes 2006	—	152
6.125% Euro Bonds 2007 (nominal amount €591m)	421	—
Finance lease liabilities	1	2

	595	256

Total borrowings	1,743	1,959

Included in the non-current borrowings above is £12m of accrued interest (2005: £35m).
Included in the current borrowings above is £22m of accrued interest (2005: £3m).
All of the Group’s borrowings are unsecured. In respect of finance lease obligations (2006: £4m; 2005: £3m) the rights to the leased asset revert to the lessor in the event of default.
The maturity of the Group’s non-current borrowing is as follows:

	2006	2005

	(All figures in
	£ millions)
Between one and two years	107	437
Between two and five years	445	310
Over five years	596	956

	1,148	1,703

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      As at 31 December 2006 the exposure of the borrowings of the Group to interest rate changes when the borrowings re-price is as follows:

			One to	More than
	Total	One year	five years	five years

	(All figures in £ millions)
Carrying value of borrowings	1,743	595	552	596
Effect of rate derivatives	—	629	(221)	(408)

	1,743	1,224	331	188

      The carrying amounts and market values of non-current borrowings are as follows:

		Carrying	Market	Carrying	Market
	Effective	amount	value	amount	value
	interest Rate	2006	2006	2005	2005

		(All figures in £ millions)
6.125% Euro Bonds 2007	6.18%	—	—	436	419
10.5% Sterling Bonds 2008	10.53%	105	106	107	113
4.7% US Dollar Bonds 2009	4.86%	178	176	203	200
7% Global Dollar Bonds 2011	7.16%	266	269	307	310
7% Sterling Bonds 2014	7.20%	251	265	250	282
5.7% US Dollar Bonds 2014	5.88%	206	203	238	234
4.625% US Dollar notes 2018	4.69%	139	135	161	155
Finance lease liabilities	n/a	3	3	1	1

		1,148	1,157	1,703	1,714

      The market values are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.
      The carrying amounts of the Group’s borrowings are denominated in the following currencies:

	2006	2005

	(All figures in
	£ millions)
US dollar	966	1,165
Sterling	356	357
Euro	421	437

	1,743	1,959

      The maturity of the Group’s finance lease obligations is as follows:

	2006	2005

	(All figures in
	£ millions)
Finance lease liabilities — minimum lease payments
Not later than one year	1	2
Later than one year and not later than five years	3	1
Later than five years	—	—
Future finance charges on finance leases	—	—
Present value of finance lease liabilities	4	3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The present value of finance lease liabilities is as follows:

	2006	2005

	(All figures in
	£ millions)
Not later than one year	1	2
Later than one year and not later than five years	3	1
Later than five years	—	—

	4	3

      The carrying amount of the Group’s lease obligations approximates their fair value.
      The Group has the following undrawn committed borrowing facilities as at 31 December:

	2006	2005

	(All figures in
	£ millions)
Floating rate
— expiring within one year	—	—
— expiring beyond one year	894	786

	894	786

      During the year, the Group renegotiated its revolving credit facility which increased the amount and extended the maturity date.
      In addition to the above facilities, there are a number of short-term facilities that are utilised in the normal course of business.

22	Provisions for other liabilities and charges

	Deferred		Re-
	consideration	Integration	organizations	Leases	Other	Total

	(All figures in £ millions)
At 1 January 2006	26	3	5	12	18	64
Exchange differences	—	—	—	(2)	(2)	(4)
Charged to consolidated income statement
— Additional provisions	—	—	1	4	7	12
— Unused amounts reversed	(9)	—	(2)	—	(4)	(15)
On acquisition	17	—	—	—	3	20
Utilised during year	(9)	(1)	(3)	(2)	(10)	(25)

At 31 December 2006	25	2	1	12	12	52

	2006	2005

	(All figures in
	£ millions)
Analysis of provisions
Non-current	29	31
Current	23	33

	52	64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      Deferred consideration — Additional deferred consideration of £17m was incurred during the year relating to the acquisition of Mergermarket.
      Lease commitments — These relate primarily to onerous lease contracts, acquired through business combinations, which have various expiry dates up to 2010. The provision is based on current occupancy estimates.

23	Trade and other liabilities

	2006	2005

	(All figures in
	£ millions)
Trade payables	343	348
Social security and other taxes	18	21
Accruals	345	363
Deferred income	276	237
Other liabilities	178	156

	1,160	1,125

Less: non-current portion
Accruals	24	15
Deferred income	47	51
Other liabilities	91	85

	162	151

Current portion	998	974

      The carrying value of the Group’s trade and other liabilities approximates their fair value.
      The deferred income balances comprise:
      • multi-year obligations to deliver workbooks to adoption customers in school businesses;
      • advance payments in contracting businesses;
      • subscription income in school, newspaper and market pricing businesses; and
      • advertising income relating to future publishing days in newspaper businesses.

24	Employee benefits
Retirement benefit obligations
      The Group operates a number of retirement benefit plans throughout the world, the principal ones being in the UK and US. The major plans are self-administered with the plans’ assets being held independently of the Group. Retirement benefit costs are assessed in accordance with the advice of independent qualified actuaries. The UK Group plan is a hybrid plan with both defined benefit and defined contribution sections but, predominantly, consisting of defined benefit liabilities. There are a number of defined contribution plans, principally overseas.
      The most recent actuarial valuation of the UK Group plan was completed as at 1 January 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The principal assumptions used for the UK Group plan are shown below. Weighted average assumptions have been shown for the other plans.

	2006	2006	2005	2005	2004	2004
	UK Group	Other	UK Group	Other	UK Group	Other
%	plan	plans	plan	plans	plan	plans

Inflation	3.00	2.91	2.80	2.95	2.80	2.98
Expected rate of increase in salaries	4.70	4.37	4.50	4.43	4.80	4.44
Expected rate of increase for pensions in payment and deferred pensions	2.10 to 4.60	—	2.50 to 4.00	—	2.80 to 4.00	—
Rate used to discount plan liabilities	5.20	5.70	4.85	5.54	5.40	5.84
Expected return on assets	6.40	7.18	6.40	7.31	6.60	7.23

      Assumptions regarding future mortality experience are set based on advice, published statistics and experience in each territory. In 2006, the Group used the PMFA92 (medium-cohort) series mortality tables for the UK Group plan modified for age-rating adjustments to recalibrate the tables against observed experience of the plan, and allowing for the future improvement effect from the medium cohort approach.
      The remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date is as follows for the UK Group plan:

	2006	2005

Male	20.9	19.5
Female	21.3	21.5

      The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, is as follows for the UK Group plan:

	2006	2005

Male	22.2	20.2
Female	22.5	22.1

      The amounts recognised in the income statement are as follows:

		Defined
	UK Group	benefit		Defined	2006
	plan	other	Sub Total	contribution	Total

	(All figures in £ millions)
Current service cost	27	2	29	36	65

Total operating costs	27	2	29	36	65

Expected return on plan assets	(85)	(7)	(92)	—	(92)
Interest on pension scheme liabilities	78	7	85	—	85

Net finance income	(7)	—	(7)	—	(7)

Net income statement charge	20	2	22	36	58

Actual return on plan assets	153	13	166	—	166

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

		Defined
	UK Group	benefit	Sub	Defined	2005
	plan	other	Total	contribution	Total

	(All figures in £ millions)
Current service cost	25	2	27	35	62
Curtailments	—	(2)	(2)	—	(2)

Total operating costs	25	—	25	35	60

Expected return on plan assets	(75)	(6)	(81)	—	(81)
Interest on pension scheme liabilities	79	6	85	—	85

Net finance costs	4	—	4	—	4

Net income statement charge	29	—	29	35	64

Actual return on plan assets	214	7	221	—	221

		Defined
	UK Group	benefit	Sub	Defined	2004
	plan	other	Total	contribution	Total

	(All figures in £ millions)
Current service cost	22	2	24	32	56

Total operating costs	22	2	24	32	56

Expected return on plan assets	(71)	(6)	(77)	—	(77)
Interest on pension scheme liabilities	72	6	78	—	78

Net finance costs	1	—	1	—	1

Net income statement charge	23	2	25	32	57

Actual return on plan assets	135	9	144	—	144

The total operating charge is included in administrative and other expenses.
The amounts recognised in the balance sheet are as follows:

	2006	2006	2006		2005	2005	2005
	UK	Other	Other		UK	Other	Other
	Group	funded	unfunded	2006	Group	funded	unfunded	2005
	plan	plans	plans	Total	plan	plans	plans	Total

	(All figures in £ millions)
Fair value of plan assets	1,528	105	—	1,633	1,390	110	—	1,500
Present value of defined benefit obligation	(1,683)	(115)	(12)	(1,810)	(1,661)	(131)	(11)	(1,803)

Net pension liability	(155)	(10)	(12)	(177)	(271)	(21)	(11)	(303)

Other post-retirement medical benefit obligation				(48)				(60)
Other pension accruals				(25)				(26)

Total retirement benefit obligations				(250)				(389)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The following gains/(losses) have been recognised in the statement of recognised income and expense:

	2006	2005	2004

	(All figures in £ millions)
Amounts recognised for defined benefit plans	102	21	(60)
Amounts recognised for post-retirement medical benefit plans	5	5	(1)

Total recognised in year	107	26	(61)

Cumulative amounts recognised	44	(63)	(89)

      The fair value of plan assets comprises the following:

	2006	2006		2005	2005
	UK	Other		UK	Other
	Group	funded	2006	Group	funded	2005
%	plan	plans	Total	plan	plans	Total

Equities	46.6	3.9	50.5	47.4	4.3	51.7
Bonds	23.8	2.1	25.9	24.7	2.0	26.7
Properties	9.2	—	9.2	8.9	—	8.9
Other	14.0	0.4	14.4	11.7	1.0	12.7
      The plan assets do not include any of the Group’s own financial instruments, nor any property occupied by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      Changes in the values of plan assets and liabilities are as follows:

	2006 UK			2005 UK
	Group	2006	2006	Group	2005	2005
	plan	Other	Total	plan	Other	Total

	(All figures in £ millions)
Fair value of plan assets
Opening fair value of plan assets	1,390	110	1,500	1,198	82	1,280
Exchange differences	—	(12)	(12)	—	9	9
Expected return on plan assets	85	7	92	75	6	81
Actuarial gains and losses	68	6	74	139	1	140
Contributions by employer	43	2	45	35	10	45
Contributions by employee	7	—	7	6	—	6
Benefits paid	(65)	(8)	(73)	(63)	(6)	(69)
Acquisition through business combination	—	—	—	—	8	8

Closing fair value of plan assets	1,528	105	1,633	1,390	110	1,500

Present value of defined benefit obligation
Opening defined benefit obligation	(1,661)	(142)	(1,803)	(1,502)	(113)	(1,615)
Exchange differences	—	15	15	—	(12)	(12)
Current service cost	(27)	(2)	(29)	(25)	(2)	(27)
Curtailment	—	—	—	—	2	2
Interest cost	(78)	(7)	(85)	(79)	(6)	(85)
Actuarial gains and losses	25	3	28	(112)	(7)	(119)
Contributions by employee	(7)	—	(7)	(6)	—	(6)
Benefits paid	65	8	73	63	6	69
Acquisition through business combination	—	(2)	(2)	—	(10)	(10)

Closing defined benefit obligation	(1,683)	(127)	(1,810)	(1,661)	(142)	(1,803)

      The history of the defined benefit plans is as follows:

	2006	2005	2004	2003

	(All figures in £ millions)
Fair value of plan assets	1,633	1,500	1,280	1,164
Present value of defined benefit obligation	(1,810)	(1,803)	(1,615)	(1,454)

Net pension liability	(177)	(303)	(335)	(290)

Experience adjustments on plan assets	74	140	67	88
Experience adjustments on plan liabilities	28	(119)	(127)	(113)

      The expected rates of return on categories of plan assets are determined by reference to relevant indices. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan’s investment portfolio.
      The Group expects to contribute approximately £150m to its defined benefit plans in 2007, which includes an additional contribution of £100m to the UK Group plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The effect of a one percentage point increase and decrease in the discount rate is as follows:

	2006	2006
	1% increase	1% decrease

	(All figures in £ millions)
Effect on:
(Decrease)/increase in defined benefit obligation	(242)	297
Other post-retirement obligations
      The Group operates a number of post-retirement medical benefit plans, principally in the US. These plans are unfunded. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension plans.
      The principal assumptions used are shown below:

%	2006	2005	2004

Inflation	3.00	3.00	3.00
Initial rate of increase in healthcare rates	10.00	10.00	12.00
Ultimate rate of increase in healthcare rates	5.00	5.00	5.00
Rate used to discount scheme liabilities	5.85	5.60	5.60
      The amounts recognised in the income statement are as follows:

	2006	2005	2004

	(All figures in £ millions)
Current service cost	1	1	1

Past service cost	(2)	—	—

Total operating (income)/costs	(1)	1	1

Interest cost	3	3	4

Net income statement charge	2	4	5

      The current and past service costs have been included in administrative and other expenses.

	2006	2005

	(All figures in
	£ millions)
Opening defined benefit obligation	(60)	(58)
Exchange differences	8	(7)
Reclassifications	(3)	—
Current service cost	(1)	(1)
Past service cost	2	—
Interest cost	(3)	(3)
Benefits paid	4	4
Actuarial gains and losses	5	5

Closing defined benefit obligation	(48)	(60)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The effect of a one percentage point increase and decrease in the assumed medical cost trend rates is as follows:

	2006	2006	2005	2005	2004	2004
	1% increase	1% decrease	1% increase	1% decrease	1% increase	1% decrease

	(All figures in £ millions)
Effect on:
Increase/(decrease) of aggregate of service cost and interest cost	0.1	(0.1)	0.2	(0.2)	0.2	(0.2)
(Decrease)/increase in defined benefit obligation	(4.7)	5.1	(4.7)	4.1	(4.1)	3.7
Share-based payments
      The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

	2006	2005	2004

	(All figures in £ millions)
Pearson plans	18	13	15
IDC plans	7	10	10

Total share-based payment costs	25	23	25

      The Group operates the following equity-settled employee option and share plans:

Worldwide Save for Shares Plan — Since 1994, the Group has operated a Save-As-You-Earn plan for UK employees. In 1998, the Group introduced a Worldwide Save for Shares Plan. Under these plans, employees can save a portion of their monthly salary over periods of three, five or seven years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the time of the commencement of the employee’s participation in the plan. Options that are not exercised within six months of the third, fifth or seventh anniversary after grant lapse unconditionally.

Employee Stock Purchase Plan — In 2000, the Group established an Employee Stock Purchase Plan which allows all employees in the US to save a portion of their monthly salary over six month periods. At the end of the period, the employee has the option to purchase ADRs with their accumulated funds at a purchase price equal to 85% of the lower of the market price prevailing at the beginning or end of the period.

Long-Term Incentive Plan — This plan was introduced in 2001 and renewed in 2006 and consists of two parts: share options and/or restricted shares.

Options were granted under this plan in 2001 based on a pre-grant earnings per share growth test and are not subject to further performance conditions on exercise. The options became exercisable in tranches and lapse if they remain unexercised at the tenth anniversary of the date of grant.

The vesting of restricted shares is normally dependent on continuing service and/or upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to senior management in October 2006 vest dependent on relative shareholder return, return on invested capital and a combination of earnings per share growth. The award was split equally across all three measures. Other restricted shares awarded in 2006 vest depending on continuing service over a three-year period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Annual Bonus Share Matching Plan — This plan permits executive directors and senior executives around the Group to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held more than three years and the Group meets an earnings per share growth target, the Company will match them on a gross basis of up to one share for every one held after five years.

In addition to the above, share options remain outstanding under Executive Share Option, Reward and Special Share Option Plans. These are legacy plans which were replaced with the introduction of the Long-Term Incentive Plan in 2001.
      The number and weighted average exercise prices of share options granted under the Group’s plans are as follows:

	2006	2006	2005	2005
	Number of	Weighted	Number of	Weighted
	share	average	share	average
	options	exercise	options	exercise
	000s	price £	000s	price £

Outstanding at beginning of year	21,677	13.15	26,179	13.62
Granted during the year	837	6.30	606	4.92
Exercised during the year	(1,396)	5.36	(324)	6.01
Forfeited during the year	(1,828)	15.39	(4,352)	15.75
Expired during the year	(429)	6.72	(432)	9.17

Outstanding at end of year	18,861	13.36	21,677	13.15

Options exercisable at end of year	15,595	14.14	17,420	13.90

      Options were exercised regularly throughout the year. The weighted average share price during the year was £7.45 (2005: £6.52). Early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognises in the income statement the amount that otherwise would have been recognised for services received over the remainder of the original vesting period.
      The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

	2006	2006	2005	2005
	Number of	Weighted	Number of	Weighted
	share	average	share	average
Range of exercise prices	options	contractual	options	contractual
	£000s	life years	000s	life years

0 — 5	1,649	1.94	2,773	2.32
5 — 10	5,254	3.85	5,555	4.57
10 — 15	7,638	3.63	8,237	4.64
15 — 20	1,050	2.88	1,168	3.81
20 — 25	424	3.19	930	3.80
>25	2,846	3.22	3,014	4.22

	18,861	3.42	21,677	4.19

      In 2006 and 2005 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2006	2005
	Weighted	Weighted
	average	average

Fair value	£1.92	£2.41
Weighted average share price	£7.66	£6.54
Weighted average exercise price	£6.30	£5.08
Expected volatility	23.12%	35.47%
Expected life	4.0 years	4.1 years
Risk free rate	4.42%	4.48%
Expected dividend yield	3.52%	3.93%
Forfeiture rate	5.0%	6.3%

      The expected volatility is based on the historic volatility of the Company’s share price over the previous three to seven years depending on the vesting term of the options.
      The following shares were granted under restricted share arrangements:

	2006	2006		2005
	Number	Weighted	2005	Weighted
	of shares	average	Number	average
	000s	fair value	of shares	fair value
			£000s	£

Annual Bonus Share Matching Plan	90	6.27	71	5.57
Long-Term Incentive Plan	3,585	6.96	3,987	5.05
      In 2005, the fair value of restricted shares awarded under the Annual Bonus Share Matching Plan and the Long-Term Incentive Plan was determined using a Black-Scholes model to reflect dividends foregone using a dividend yield of 3.85%. From 2006 onwards, participants of the Long-Term Incentive Plan are entitled to dividends during the vesting period. Following a review of the accounting policies for share-based payments in 2006, the restricted shares granted in 2006 under the Annual Bonus Share Matching Plan are valued using the share price at the date of grant discounted by the dividend yield (3.66%) to take into account any dividends foregone. The fair value of shares granted under the Long-Term Incentive Plan that vest unconditionally was determined using the share price at the date of grant. The number of shares to vest was adjusted based on historical experience to account for any potential forfeitures. Restricted shares with a market performance condition were valued by an independent actuary using a Monte Carlo model. Restricted shares with a non-market performance condition were fair valued based on the share price at the date of grant. Non-market performance conditions were considered by adjusting the number of shares expected to vest based on the most likely outcome of the relevant performance criteria.
Subsidiary share option plans
      IDC, a 62% subsidiary of the Group, operates the following share-based payment plans:

2001 Employee Stock Purchase Plan In 2001, IDC adopted the 2001 Employee Stock Purchase Plan for all eligible employees worldwide. The 2001 Employee Stock Purchase Plan allows employees to purchase stock at a discounted price at specific times.

2000 Long-Term Incentive Plan Under this plan, the Compensation Committee of the Board of Directors can grant share-based awards representing up to 20% of the total number of shares of common stock outstanding at the date of grant. The plan provides for the discretionary issuance of share-based awards to directors, officers and employees of IDC, as well as persons who provide consulting or other services to IDC. The exercise price for all options granted to date has been equal to the market price of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the underlying shares at the date of grant. Options expire ten years from the date of grant and generally vest over a three to four year period without any performance criteria attached.
      In addition, grants of restricted stock can be made to certain executives and members of the Board of Directors of IDC. The awarded shares are available for distribution, at no cost, at the end of a three-year vesting period. No performance criteria are attached to shares granted under this plan.
      The number and weighted average exercise prices of share options granted under the 2000 Long-Term Incentive Plan are as follows:

		2006			2005
	2006	Weighted	2006	2005	Weighted	2005
	Number	average	Weighted	Number	average	Weighted
	of share	exercise	average	of share	exercise	average
	options	price	exercise	options	price	exercise
	000s	$	price £	000s	$	price £

Outstanding at beginning of year	10,068	15.16	8.37	9,832	13.46	7.36
Granted during the year	1,835	20.58	10.52	1,940	21.38	11.80
Exercised during the year	(1,252)	12.88	6.58	(1,412)	11.57	6.39
Forfeited during the year	(139)	19.02	9.72	(292)	16.86	9.31
Expired during the year	(6)	11.46	5.86	—	—	—

Outstanding at end of year	10,506	16.33	8.34	10,068	15.16	8.37

Options exercisable at end of year	6,547	14.11	7.21	6,052	12.58	6.94

      The options outstanding at the end of the year have a weighted average remaining contractual life and exercise price as follows:

	2006	2006	2005	2005
	Number	Weighted	Number	Weighted
	of share	average	of share	average
Range of exercise prices	options	contractual	options	contractual
	$000s	life years	000s	life years

0 — 4.4	30	3.1	33	4.2
4.4 — 7.5	157	2.3	206	3.6
7.5 — 12	2,164	4.4	2,685	5.3
12 — 20	4,640	6.4	5,243	7.4
>20	3,515	9.0	1,901	9.5

	10,506	6.8	10,068	5.4

      During the year IDC granted the following shares under restricted share arrangements:

		2006
	2006	Weighted	2006		2005	2005
	Number	average	Weighted	2005	Weighted	Weighted
	of shares	fair value	average	Number	average	average
	000s	$	fair value	of shares	fair value	fair value
				£000s	$	£

2000 Long-Term Incentive Plan	196	20.82	10.64	148	20.57	11.35
2001 Employee Stock Purchase Plan	206	3.98	2.03	178	3.68	2.03
      Shares awarded under the 2000 Long-Term Incentive Plan were valued based on the share price prevailing at the date of grant. The fair value of the options granted under the Long-Term Incentive Plan and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
of the shares awarded under the 2001 Employee Stock Purchase Plan was estimated using a Black-Scholes model. The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	Long-Term Incentive Plan		Employee Stock Purchase Plan

	2006	2005	2006	2005
	Weighted	Weighted	Weighted	Weighted
	average	average	average	average

Fair value	$ 6.57	$ 5.56	$ 3.98	$ 3.68
Weighted average share price	$20.58	$21.38	$15.58	$15.46
Weighted average exercise price	$20.58	$21.38	$15.58	$15.46
Expected volatility	25.90%	24.50%	18.32%	20.00%
Expected life	4.7 years	4.0 years	0.5 years	0.5 years
Risk free rate	4.56% to 5.11%	3.86%	3.66% to 5.22%	2.33%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Forfeiture rate	0.0%	0.0%	0.0%	0.0%

      The expected volatility is based on the historic volatility of IDC’s share price over the vesting term of the options.

25	Share capital and share premium

	Number	Ordinary	Share
	of shares	shares	premium
	000s	£m	£m

At 1 January 2005	803,250	201	2,473
Issue of ordinary shares — share option schemes	770	—	4

At 31 December 2005	804,020	201	2,477

Issue of ordinary shares — share option schemes	2,089	1	10

At 31 December 2006	806,109	202	2,487

      The total authorised number of ordinary shares is 1,190m shares (2005: 1,186m shares) with a par value of 25p per share (2005: 25p per share). All issued shares are fully paid. All shares have the same rights.

26	Treasury shares

	Pearson plc		IDC		Total

	Number		Number
	of shares		of shares
	000s	£m	000s	£m	£m

At 1 January 2005	4,623	105	3,145	27	132
Purchase of treasury shares	626	5	1,407	16	21

At 31 December 2005	5,249	110	4,552	43	153

Purchase of treasury shares	4,700	36	1,500	16	52
Release of treasury shares	(1,188)	(16)	—	—	(16)

At 31 December 2006	8,761	130	6,052	59	189

      The Group holds its own shares in trust to satisfy its obligations under its restricted share plans (see note 24). These shares are held as treasury shares and have a par value of 25p per share.
      IDC hold their own shares in respect of share buy-back programmes. These shares are held as treasury shares and have a par value of $0.01.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The nominal value of Pearson plc treasury shares amounts to £2.2m (2005: £2.1m). The nominal value of IDC treasury shares amounts to £0.3m (2005: £0.3m).
      At 31 December 2006 the market value of Pearson plc treasury shares was £67.6m (2005: £36.2m) and the market value of IDC treasury shares was £74.3m (2005: £60.2m).

27	Other reserves and retained earnings

				Total
		Translation	Fair value	other	Retained
	Notes	reserve	reserve	reserves	earnings

	(All figures in £ millions)
At 1 January 2005		(491)	—	(491)	749
Net exchange differences on translation of foreign operations		327	—	327	—
Cumulative translation adjustment disposed		(14)	—	(14)	—
Profit for the year attributable to equity holders of the Company		—	—	—	624
Dividends paid to equity holders of the Company	10	—	—	—	(205)
Equity settled transactions	24	—	—	—	23
Actuarial gains on post-retirement plans	24	—	—	—	26
Taxation on items charged to equity	8	—	—	—	12
Transition adjustment on adoption of IAS 39		3	—	3	(15)

At 31 December 2005		(175)	—	(175)	1,214

Net exchange differences on translation of foreign operations		(417)	—	(417)	—
Profit for the year attributable to equity holders of the Company		—	—	—	446
Dividends paid to equity holders of the Company	10	—	—	—	(220)
Equity settled transactions	24	—	—	—	25
Actuarial gains on post-retirement plans	24	—	—	—	107
Treasury shares released under employee share plans	26	—	—	—	(16)
Taxation on items charged to equity	8	—	—	—	12

At 31 December 2006		(592)	—	(592)	1,568

      The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments.

28	Business combinations
      On 30 September 2006, the Group acquired 100% of the voting rights of Mergermarket, a financial information company providing information to financial institutions, corporations and their advisers. In addition, several other businesses were acquired in the current year including Promissor, Paravia Bruno Mondadori (PBM), National Evaluation Systems (NES), PowerSchool and Chancery in the Education business and Quote.com in IDC. None of these other acquisitions were individually material to the Group. In 2005, the amounts shown below mainly relate to the acquisition of AGS Publishing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The assets and liabilities arising from acquisitions are as follows:

		2006					2005

		Mergermarket	Mergermarket		Other	Total	Total
		Carrying	Fair value	Mergermarket	Fair	Fair	Fair
	Notes	amount	adjs	Fair value	value	value	value

	(All figures in £ millions)
Property, plant and equipment	11	1	—	1	12	13	7
Intangible assets	12	—	34	34	122	156	89
Intangible assets — Pre-publication	17	—	—	—	4	4	15
Inventories		—	—	—	14	14	10
Trade and other receivables		11	—	11	13	24	32
Cash and cash equivalents		14	—	14	14	28	3
Trade and other liabilities		(21)	—	(21)	(31)	(52)	(42)
Financial liabilities — Borrowings		—	—	—	(3)	(3)	—
Deferred income tax liabilities	14	—	(10)	(10)	(16)	(26)	(21)
Retirement benefit obligations	24	—	—	—	(2)	(2)	(2)
Provisions for other liabilities and charges	22	—	—	—	(3)	(3)	(1)
Equity minority interest		—	—	—	(9)	(9)	8

Net assets acquired at fair value		5	24	29	115	144	98

Goodwill				97	149	246	155

Total				126	264	390	253

Satisfied by:
Cash				(109)	(273)	(382)	(249)
Deferred consideration				(17)	—	(17)	(5)
Net prior year adjustments				—	9	9	1
Total consideration				(126)	(264)	(390)	(253)

Book value of net assets acquired				5	43	48	58
Fair value adjustments				24	72	96	40

Fair value to the Group				29	115	144	98

      The fair value adjustments relating to the acquisition of Mergermarket are provisional and will be finalised during 2007. They include the valuation of intangible assets and the related deferred tax effect. Adjustments to 2005 provisional fair values largely relate to the acquisition of AGS Publishing.
      Net cash outflow on acquisition:

	2006	2005	2004

	(All figures in £ millions)
Cash — Current year acquisitions	(382)	(249)	(39)
Deferred payments for prior year acquisitions and other items	(9)	—	(2)
Cash and cash equivalents acquired	28	3	—

Cash outflow on acquisition	(363)	(246)	(41)

      The goodwill arising on the acquisition of Mergermarket is attributable to the profitability of the acquired business and the significant synergies expected to arise.
      Mergermarket contributed £9m of sales and £2m to the Group’s profit before tax between the date of acquisition and the balance sheet date. Other businesses acquired contributed £15m to the Group’s profit before tax between the date of acquisition and the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      If the acquisitions had been completed on 1 January 2006, Group sales for the period would have been £4,199m and profit before tax would have been £478m.
29  Non-current assets classified as held for sale
      As described in note 3, on 11 December 2006 the Group announced the disposal of Pearson Government Solutions. This disposal was completed on 15 February 2007 (see note 35). The major classes of assets and liabilities comprising the operations classified as held for sale at the balance sheet date are as follows:

	Notes	2006

		(All figures in
		£ millions)
Property, plant and equipment	11	9
Intangible assets — Goodwill	12	221
Intangible assets — Other	12	7
Inventories		1
Trade and other receivables		56

Non-current assets classified as held for sale		294

Other liabilities		(26)

Liabilities directly associated with non-current assets classified as held for sale		(26)

Net assets classified as held for sale		268

30	Disposals

	2006	2005	2004

	(All figures in £ millions)
Disposal of subsidiaries
Property, plant and equipment	—	(48)	—
Investments in associates	—	(3)	—
Deferred income tax assets	—	8	—
Other financial assets	—	(2)	—
Inventories	—	(4)	—
Trade and other receivables	—	(59)	(4)
Trade and other liabilities	(1)	71	2
Provisions for other liabilities and charges	—	3	—
Cash and cash equivalents	—	(134)	1
Equity minority interests	(4)	54	(4)
Attributable goodwill	(5)	(104)	(4)
Currency translation adjustment	—	14

Net assets disposed of	(10)	(204)	(9)

Proceeds received	10	513	8
Costs	—	(3)	(2)

Profit on sale	—	306	(3)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	2006	2005	2004

Cash flow from disposals
Cash — Current year disposals	10	513	8
Costs paid	—	(3)	(2)
Cash and cash equivalents/net debt disposed of	—	(134)	1

Net cash inflow	10	376	7

      The 2006 disposal relates to share options exercised in IDC.
      2005 disposals relate mainly to the disposal of the Group’s 79% interest in Recoletos Grupo de Communicación S.A..
31  Cash generated from operations

	Notes	2006	2005	2004

		(All figures in £ millions)
Net profit		469	644	284
Adjustments for:
Tax		19	125	70
Depreciation	11	77	80	84
Amortisation of purchased intangible assets	12	28	11	5
Adjustment on recognition of pre-acquisition deferred tax	12	7	—	—
Amortisation of other intangible assets	12	23	18	20
Investment in pre-publication assets	17	(213)	(222)	(181)
Amortisation of pre-publication assets	17	210	192	168
Loss on sale of property, plant and equipment		2	—	4
Profit on sale of investments		—	—	(16)
Net finance costs		74	70	76
Share of results of joint ventures and associates	13	(24)	(14)	(10)
(Profit)/loss on sale of subsidiaries and associates		—	(346)	3
Net foreign exchange(losses)/gains from transactions		(37)	39	(15)
Share-based payment costs	24	25	23	25
Inventories		(16)	(17)	(12)
Trade and other receivables		(60)	(4)	(18)
Trade and other liabilities		54	71	61
Provisions		(17)	(17)	(24)

Cash generated from operations		621	653	524

      Following a review of accounting presentation in 2006, the Group has chosen to reclassify investment in pre-publication assets as cash generated from operations. This aligns the classification in the cash flow with the treatment of comparable items in other industries and provides more relevant information on the Group cash flow. The impact of this change is to reduce cash generated from operations by £222m in 2005 (£181m in 2004) and increase net cash (used in)/generated from investing activities by £222m in 2005 (£181m in 2004).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2006	2005

	(All figures in
	£ millions)
Net book amount	10	3
Loss on sale of property, plant and equipment	(2)	—

Proceeds from sale of property, plant and equipment	8	3

      The principal non-cash transactions are movements in finance lease obligations of £4m (2005: £nil).
32  Contingencies
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
33  Commitments
Capital commitments
      Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2006	2005

	(All figures in
	£ millions)
Property, plant and equipment	—	1

      The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The Group also leases various plant and equipment under operating lease agreements, also with varying terms. The lease expenditure charged to the income statement during the year is disclosed in note 5.
      The future aggregate minimum lease payments in respect of operating leases are as follows:

	2006	2005

	(All figures in
	£ millions)
Not later than one year	123	132
Later than one year and not later than two years	113	117
Later than two years and not later than three years	103	108
Later than three years and not later than four years	90	97
Later than four years and not later than five years	83	81
Later than five years	857	915

	1,369	1,450

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
34  Related party transactions
      Joint ventures and associates — Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 13. Amounts falling due from joint ventures and associates are set out in note 19.
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
35  Events after the balance sheet date
      On 15 February 2007 the Group completed the disposal of Pearson Government Solutions, its Government services business, to Veritas Capital. Sale proceeds consist of $560m in cash, $40m in preferred stock and 10% of the equity of the business. The Group expects to make a post-tax loss on the disposal as the capital gain for tax purposes will exceed any book gain.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36	Summary of principal differences between International Financial Reporting Standards and United States of America generally accepted accounting principles
      The accompanying consolidated financial statements have been prepared in accordance with EU-adopted International Financial Reporting Standards (“IFRS”), which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements.
      The following is a summary of the adjustments to consolidated profit for the financial year and consolidated shareholders’ funds that would have been required in applying the significant differences between IFRS and US GAAP.
Reconciliation of consolidated profit for the financial year

		Year ended December 31

	Note	2006	2005	2004

		£m	£m	£m
Profit for the financial year under IFRS		446	624	262
US GAAP adjustments:
Intangible amortization	(i)	(50)	(60)	(74)
Discontinued operations	(iii)	(71)	—	(2)
Leases	(v)	(5)	—	3
Disposal adjustments	(iv)	—	(119)	—
Pensions and other post-retirement benefits	(vi)	(19)	(26)	(23)
Share-based payments	(vii)	—	(4)	(13)
Derivative financial instruments	(viii)	(11)	(12)	(23)
Acquisition adjustments	(xii)	(3)	1	—
Partnerships and associates	(x)	(1)	(2)	—
Minority interests	(xi)	1	2	—
Other		(2)	(9)	(1)
Taxation effect of US GAAP adjustments	(xiv)	56	16	53

Total US GAAP adjustments		(105)	(213)	(80)

Net income under US GAAP		341	411	182

Profit from continuing operations (less (benefit from)/charge for applicable taxes 2006: £(45)m, 2005: £100m, 2004: £2m)		398	164	153
(Loss)/profit from discontinued operations (less charge for applicable taxes 2006: £8m; 2005: £8m, 2004: £15m)		(57)	8	29
Profit on disposal of discontinued operations (less charge for applicable taxes 2006: £nil; 2005: £1m, 2004: £nil)		—	239	—

Net income under US GAAP		341	411	182

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

		Year ended December 31

	Note	2006	2005		2004

Presentation of earnings per equity share under US GAAP	(xiii)
Earnings/(loss) per equity share		(p )	(p	)	(p	)
Basic:
Continuing operations		49.9	20.5		19.2
Discontinued operations		(7.2)	31.0		3.6

Total		42.7	51.5		22.8

Diluted:
Continuing operations		49.8	20.5		19.2
Discontinued operations		(7.2)	30.9		3.6

Total		42.6	51.4		22.8

Average shares outstanding (millions)		798.4	797.9		795.6
Dilutive effect of stock options (millions)		1.5	1.1		1.1

Average number of shares outstanding assuming dilution (millions)		799.9	799.0		796.7

Reconciliation of consolidated shareholders’ funds

		Year ended
		December 31

	Note	2006	2005

		£m	£m
Shareholders’ funds under IFRS		3,476	3,564
US GAAP adjustments:
Goodwill	(i)	76	81
Intangibles	(i),(ii)	158	231
Discontinued operations	(iii)	(64)	7
Leases	(v)	(5)	—
Pensions and other post-retirement benefits	(vi)	—	61
Derivative financial instruments	(viii)	5	15
Share-based payments	(vii)	(3)	—
Acquisition adjustments	(xii)	24	26
Partnerships and associates	(x)	9	15
Minority interests	(xi)	(26)	(30)
Other		(8)	(6)
Taxation effect of US GAAP adjustments	(xiv)	(61)	(126)

Total US GAAP adjustments		105	274

Shareholders’ funds under US GAAP		3,581	3,838

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      A summary of the principal differences and additional disclosures applicable to the Group are set out below:

(i) Goodwill and other intangibles
      Both IFRS and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill.
      Goodwill is tested for impairment on an annual basis in accordance with IFRS 3 ‘Business Combinations’.
      For the purposes of US GAAP, all goodwill written off against reserves before the transition to IFRS has been reinstated as an asset on the balance sheet. Prior to July 1, 2001, goodwill was amortized over its estimated useful life. In July 2001, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard (“FAS”) 142, “Goodwill and Other Intangible Assets” which required that goodwill no longer be amortized. SFAS 142 was effective for the Group on January 1, 2002. As a result, goodwill is no longer subject to amortization subsequent to the date of adoption, but is subject to the annual impairment testing provisions of FAS 142. Impairment reviews were performed and, consistent with IFRS, no reporting units were impaired.
      Under UK GAAP, before the transition to IFRS on January 1, 2003, intangible assets (other than goodwill) could only be recognized where they could be disposed of separately from the businesses to which they related. Consequently the Group did not recognize any acquired intangible assets other than goodwill prior to January 1, 2003. In accordance with IFRS 3, acquired intangible assets (such as publishing rights, customer relationships, technology and trademarks) in respect of acquisitions after January 1, 2003 have been capitalized and amortized over a range of estimated useful lives between 2 and 30 years. Under US GAAP, acquired intangible assets on all acquisitions have been capitalized and amortized. The identified intangibles have been valued based on independent appraisals and management evaluation and analysis.
      GAAP differences between IFRS and US GAAP arise from the following factors. In respect of acquisitions prior to January 1, 1998, goodwill has remained as a deduction to reserves under IFRS in accordance with the transition rules of IFRS 1 but has been capitalized under US GAAP. In respect of acquisitions between January 1, 1998 and December 31, 2002, no acquired intangible assets other than goodwill have been recognized under IFRS while they have been fully recognized under US GAAP. Amortization of goodwill ceased on December 31, 2001 under US GAAP but ceased a year later under IFRS. Also, contingent consideration is recognized as a cost of acquisition under IFRS, if it is probable that the contingent consideration will be paid and can be measured reliably. Under US GAAP, contingent consideration is only recognized when paid (see acquisition adjustments (xii) below).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The movement of the US GAAP adjustments to goodwill and intangibles in the years ended December 31, 2006 and 2005 is as follows:

	Goodwill	Intangible assets

	£m	£m
Year ended December 31, 2004	129	267
Foreign exchange differences	(9)	28
Amortization	—	(60)
Net movement in deferred consideration	(39)	—
Acquisitions	—	(4)

Year ended December 31, 2005	81	231

Foreign exchange differences	1	(25)
Amortization	—	(50)
Net movement in deferred consideration	(4)	—
Acquisitions	(2)	2

Year ended December 31, 2006	76	158

(ii) Pre-publication assets
      In accordance with IAS 1 ‘Presentation of Financial Statements’ the Group classifies its pre-publication assets as current intangibles under IFRS, as they are expected to be consumed within their normal identifiable operating cycle. Under IFRS an asset shall be disclosed as current when it is expected to be realized in, or is intended for sale or consumption in, the entity’s normal operating cycle, provided that the operating cycle is clearly identifiable. Where the operating cycle is not clearly identifiable its duration is assumed to be twelve months. Under US GAAP, these assets are classified as long-term assets, as the benefit will accrue to several future annual periods, in accordance with ARB 43 ‘Restatement & Revision of Accounting Research Bulletin (Working Capital)’. As a result of this difference in classification, non-current intangible assets are £402m higher under US GAAP in 2006 than under IFRS (2005: £426m higher) and current intangible assets under US GAAP are £nil for all periods presented.
      The Company determines a normal operating cycle under IFRS separately for each entity/ cash generating unit within the group with distinct economic characteristics. Each of its education businesses has an operating cycle which is clearly identifiable. The duration of the cycle is primarily based on the expected period over which the educational programs and titles will generate cash flows, and also takes account of the time it takes to produce the educational programs. The pre-publication assets are amortized from the date of first delivery of the program. The normal operating cycle commences when pre-publication activity starts and typically ends 5 years after the date of first delivery for the School, Higher Education and Professional segments, and 4 years after the date of first delivery for the Penguin segment.
      Under US GAAP, the Company’s investment in pre-publication assets has been classified as an investing activity, whereas under IFRS, investment in pre-publication assets has been classified as an operating activity. Consequently under US GAAP, net cash generated from operations, in respect of this item, is £213m higher in 2006 than under IFRS (£222m higher in 2005 and £181m higher in 2004) while the cash flow from investing activities in 2006 is £213m lower than under IFRS (£222m lower in 2005 and £181m lower in 2004).

(iii) Discontinued operations
      Discontinued operations comprise the differences between IFRS and US GAAP in respect of Pearson Government solutions for 2006, 2005 and 2004 and Recoletos for 2005 and 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The (loss)/profit before tax, assets and liabilities in respect of discontinued operations under US GAAP are as follows:

	2006	2005	2004

	£m	£m	£m
Total (loss)/profit before tax in respect of discontinued operations	(49)	17	49
Assets in respect of discontinued operations	240	388	729
Liabilities in respect of discontinued operations	(27)	(51)	(183)
      Under US GAAP, the Company has included the Cumulative Translation Adjustment (CTA) relating to the assets held for sale in relation to Government Solutions in its impairment analysis as required by EITF 01-05. As the resulting carrying value exceeds the fair value less cost to sell, the Group has recognized an impairment loss of £70m in its US GAAP income statement for the year ended December 31, 2006. The CTA will be released to net income upon the completion of the disposal of Government Solutions in 2007.
      Under IFRS, the Group has measured its assets and liabilities that have been classified as held for sale at the lower of its carrying amount and fair value less costs to sell. IFRS does not require the CTA to be included in the carrying value when assessing an asset held for disposal for impairment. As a result, there is no impairment loss recognized in the Group’s financial statements under IFRS in 2006.

(iv) Disposal adjustments
      In 2005 and 2004 gains and losses were recognized under IFRS on the disposal of a number of the Group’s businesses and assets. Adjustments made to reconcile US GAAP and IFRS have an effect on the net assets of these businesses and, accordingly, a corresponding impact on the gain or loss on disposal. There were no corresponding disposal adjustments in 2006.
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
      The reconciling items between IFRS and US GAAP in respect of disposals are summarized as follows:

	2006	2005	2004

	£m	£m	£m
Difference in carrying value on disposal	—	(86)	—
Cumulative translation adjustment	—	(33)	—

Total US GAAP differences in respect of disposals	—	(119)	—

(v) Leases
      During the year, the Group disposed of one of its properties in a sale and lease back transaction. The resulting lease qualifies under both IFRS and US GAAP as an operating lease. A GAAP difference arises as under US GAAP any gain that arises on the sale is deferred and spread over the remaining life of the lease. In accordance with IAS 17, the gain on disposal was recognized immediately in the income statement as the transaction was established at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(vi)	Pensions and other post-retirement benefits
      The Group operates defined benefit pension plans for its employees and former employees throughout the world. The largest defined benefit plan is a funded plan operated in the UK.
      In 2006, the Group adopted FAS 158 ‘Employers’ accounting for defined benefit pension and other post retirement plans’, this applies in conjunction with FAS 87 ‘Employers’ Accounting for Pensions’. FAS 87 has been applied during 2004 and 2005.
      Under IFRS, the expense of defined benefit pension plan and other post-retirement benefits is charged to the income statement as an operating expense over the periods benefiting from the employee’s services. The charge is based on actuarial assumptions reflecting market conditions at the beginning of the financial year.
      Under IAS 19, the Group has recognized a pension obligation representing the excess of the defined benefit obligation over the fair value of assets as at December 31, 2005 and December 31, 2006. Actuarial gains and losses, i.e. the difference between the expected development of the assets and liabilities and the actual development, are recognized immediately through the statement of recognized income and expenses.
      Under both FAS 158 and FAS 87, in addition to the pension expense items recognized under IFRS, actuarial gains and losses in excess of the corridor are recognized over the average remaining service life of employees. However, the unrecognized amount attributable to actuarial gains and losses falling within a 10% corridor (i.e. 10% of the greater of the market value of the plan assets or plan liabilities) is deferred and not spread. Under US GAAP this results in an £19m increase in the pension charge in 2006 (2005: £26m; 2004: £23m).
      Under FAS 87, the accrual or prepayment recognized in the balance sheet in respect of pensions represents the cumulative income statement charges net of contributions to the scheme since transition to the standard. In addition to this amount, FAS 87 requires that an additional minimum liability is recorded for any plan where the accumulated benefit obligation exceeds the fair value of the plan assets by an amount greater than the liability recognized in the balance sheet.
      Under FAS 158, the provision or surplus recognized on the balance sheet represents the difference between the fair value of plan assets and the projected benefit obligation.
      The adoption of FAS 158 resulted in the recognition of a pension obligation representing the excess of the defined benefit obligation over the fair value of assets. The effect was an increase in the pension liability under US GAAP of £44m. At December 31, 2006 there is no difference between the pension liabilities under IFRS and US GAAP. For the year ended December 31, 2005 the Group had recognized prepaid pension costs amounting to £57m and a minimum pension liability of £298m in respect of pensions and accrued pension costs amounting to £49m in respect of post-retirement benefit plans in line with FAS 87.

(vii)	Share-based payments
      Under both IFRS and US GAAP, the share-based payment charge is determined based on the fair value of the award at the grant date and is spread over the vesting period.
      Under both IFRS and US GAAP, the fair value of awards is determined at the date of grant using whichever of the Black-Scholes, Binomial and Monte Carlo model is most appropriate to the award. These models require assumptions to be made regarding share price volatility, dividend yield, risk-free rate of return and expected option lives.
      The Group adopted FAS 123(R) as at January 1, 2006 using the ‘Modified Prospective Application’ transition method. In 2006, differences between US GAAP and IFRS relate to the treatment of dual-indexed awards which are considered equity-settled under IFRS. Under US GAAP these awards are classified as liabilities and revalued to their fair value at each balance sheet date. On adoption the Group reclassified £1.2m relating to dual-indexed awards from equity to liabilities and revalued them. The revaluation of these awards

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
on adoption and at year-end resulted in an increase of the share-based payment charge by £1m. This increase was offset by differences in the IFRS and US GAAP charge due to the different treatment of forfeitures in prior years.
      In 2005, differences between the US GAAP and IFRS charge were mainly due to the different treatment of options with graded vesting features. Under IFRS the charge is recognized as the options gradually vest, whereas under US GAAP the charge is recognized on a straight-line basis over the vesting period resulting in an additional cost of £5m (2004: £13m). The remainder of the adjustment in 2005 relates to the treatment of forfeitures.
      Differences also arise between US GAAP and IFRS on the calculation of deferred tax on share-based payments. Whereas under IFRS the deferred tax benefit is calculated based on the intrinsic value of the option/share at the balance sheet date, FAS 123(R) requires the tax benefit to be calculated based on the compensation expense recognized during the year.

(viii)	Derivative financial instruments
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
      For both IFRS and US GAAP, the Group designates certain of the derivative financial instruments in its portfolio to be hedges of the fair value of its bonds (fair value hedges) or hedges of net investment in foreign operations (net investment hedges). Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with the change in fair value of the hedged assets or liability attributable to the hedged risk. The effective portion of changes in the fair value of derivatives that are designated and qualify as net investment hedges are recognized in equity. Gains and losses accumulated in equity are included in the income statement when the corresponding foreign operation is disposed of. Gains or losses relating to the ineffective portion are recognized immediately in the income statement. Changes in the fair value of derivatives not in hedging relationships are recognized in the income statement.
      Under US GAAP, certain of the Group’s financial instruments met the designation and testing requirements for hedge accounting from January 1, 2004. Under IFRS, hedge accounting has only been available from the date of adoption of IAS 39, on January 1, 2005. This additional year of hedge accounting under US GAAP gives rise to a difference between IFRS and US GAAP in respect of shareholders’ funds.
      On adoption of IAS 39 on January 1, 2005, certain of the Group’s derivative financial instruments were deemed to be in fair value hedging relationships for the purposes of calculating the transition adjustment. The Group has elected not to designate all of these derivatives as hedges on an ongoing basis. In this circumstance, the transitional adjustment to the carrying value of those bonds deemed to be in fair value hedging relationships is being amortized over the life of the corresponding derivative financial instrument. This gives rise to a difference between IFRS and US GAAP, as this amortization is included in the income statement under IFRS with no corresponding entry under US GAAP.

(ix)	Revenue recognition
      The Group recharges some of its freight revenue to its customers. As this income is incidental to the Group’s main revenue generating business, this income is classified as other income under IFRS as disclosed in note 5 to these financial statements. Under US GAAP freight recharges should be recognized as revenue in accordance with EITF 00-10 ‘Accounting for Shipping and Handling Fees and Costs’. The Group has also

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
reclassified distribution and subrights income to revenue for all years presented. This resulted in an increase in sales under US GAAP of £94m in 2006 (2005: £84m; 2004: £83m).

(x)	Partnerships and associates
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

(xi) Minority interests
      Under IFRS, when less than 100% of a subsidiary has been acquired, minority interest in a business combination is stated at the minority’s proportion of the net fair value of acquired assets, liabilities and contingent liabilities assumed. Under US GAAP, the minority interest is valued at historical book value. In the years ended December 31, 2006, 2005 and 2004, there was no difference between IFRS and US GAAP in the recognition of minority interest. In all years, minority interests represent the minority share of US GAAP adjustments.
      Under IFRS, minority interest is classified as a component of shareholders’ equity. Under US GAAP, minority interest is classified outside of equity.

(xii) Acquisition adjustments
      Under US GAAP, consideration related to the acquisition of businesses contingent on a future event such as achieving specific earnings levels in future periods, that is treated as additional purchase price is recorded only when the specified conditions are met and the consideration determinable, in accordance with SFAS 141 “Business Combinations.” Consideration related to the acquisition of a business contingent on a future event that is treated as compensation expense is recorded over the period in which the compensation is earned. Under IFRS, contingent consideration is treated as part of the purchase price on the date of acquisition, if it is probable that the contingent consideration will be paid and can be measured reliably.

(xiii) Presentation of earnings per equity share
      Under US GAAP an entity must present basic and diluted EPS for discontinued operations or the cumulative effect of an accounting change. Accordingly, the Group has presented EPS for income from continuing operations, discontinued operations and net income.

(xiv) Deferred taxation
      Under IFRS, IAS 12 “Income Taxes”, deferred tax is recognized if it is probable that sufficient taxable profit is available against which the temporary difference can be utilized. Under US GAAP, deferred tax is recognized in full but then reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
      The reconciling items in 2006, 2005 and 2004 reflect the impact of recording the full provision and deferred tax assets, net of valuation allowance, and are summarized below:

	Income	Equity	Income	Equity	Income
	2006	2006	2005	2005	2004

	£m	£m	£m	£m	£m
Tax effect of GAAP adjustments on:
Goodwill and intangible amortization	20	(94)	18	(121)	17
Derivative financial instruments	3	(1)	3	(5)	38
Options, pensions, disposals and other adjustments	33	34	(6)	—	(2)

Total taxation effect of US GAAP adjustments	56	(61)	15	(126)	53

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
      Valuation allowances have previously been recognized in respect of the tax losses carried forward. Following a review of the tax position in the US and the likely utilization of operating losses, the Group has released its valuation allowance in respect of the deferred tax asset relating to its US share-based payment plans amounting to £38m in 2006. These plans are not in the money and, consequently, a deferred tax asset has not been recognized in line with IAS 12. FAS 123(R) only permits a valuation allowance where there are insufficient future taxable profits to utilize the reversal of the temporary difference.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
     U.S. Accounting Pronouncements
      In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an Interpretation of FASB Statement No. 109. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of a change in accounting principle recorded as an adjustment to opening retained earnings. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. FIN 48 requires that the Group recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure, and transition attributable to the tax position. Management is currently assessing the impact of FIN 48 on the Group.

International Accounting Pronouncements
      IFRS 7 ‘Financial Instruments: Disclosures’ (effective from January 1, 2007). IFRS 7 introduces new disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments, including specific minimum disclosures about credit risk, liquidity risk and market risk. Management is currently assessing the impact of IFRS 7 on the Group’s financial statements.
      A complementary amendment to IAS 1 ‘Presentation of Financial Statements — Capital Disclosures’ (effective from 1 January 2007). The amendment to IAS 1 introduces disclosures about the level and the management of the capital of an entity. Management is currently assessing the impact of the complementary amendment to IAS 1 on the Group’s financial statements
      IFRS 8 ‘Operating Segments’ (effective January 1, 2009). IFRS 8 requires an entity to adopt the ‘management approach’ to reporting on the financial performance of its operating segments, revise explanations of the basis on which the segment information is prepared and provide reconciliations to the amounts recognized in the income statement and balance sheet. Management is currently assessing the impact of IFRS 8 on the Group’s financial statements.
      IFRIC 8 ‘Scope of IFRS 2’ (effective for annual periods beginning on or after May 1, 2006). IFRIC 8 requires consideration of transactions involving the issuance of equity instruments — where the identifiable consideration received is less than the fair value of the equity instruments issued — to establish whether or not they fall within the scope of IFRS 2. The Group will apply IFRIC 8 from January 1, 2007, but it is not expected to have any impact on the Group’s accounts.
      IFRIC 10 ‘Interim Financial Reporting and Impairment’ (effective for annual periods beginning on or after November 1, 2006). IFRIC 10 prohibits impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC 10 from January 1, 2007 but it is not expected to have a significant impact on the Group’s accounts.
      IFRIC 7 ‘Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies’ (effective for annual reporting periods beginning on or after March 1, 2006). IFRIC 7 provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the Group entities have a currency of a hyperinflationary economy as their functional currency, IFRIC 7 is not relevant to the Group’s operations.
      IFRIC 9 ‘Reassessment of Embedded Derivatives’ (effective for annual periods beginning on or after June 1, 2006). IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Group does not expect IFRIC 9 to have a material impact.

SIGNATURES
      The registrant hereby certifies that it meets the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this annual report on its behalf.

Pearson plc

/s/ Robin Freestone

Robin Freestone
Chief Financial Officer
Date: April 30, 2007