Form 20-F
period 2007-12-31
PEARSON PLC
filed 2008-04-25
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 25, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Stephen Jones
Telephone: +44 20 7010 2257
Fax: +44 20 7010 6633
80 Strand
London, England WC2R 0RL
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

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

Ordinary Shares, 25p par value	808,028,141

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

☑ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

☐ US GAAP	☑ International financial Reporting Standards as Issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐	No ☑

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

We have prepared the financial information contained in this Annual Report in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which in respect of the accounting standards applicable to the Group do not differ from IFRS as adopted by the European Union (“EU”). Unless we indicate otherwise, any reference in this Annual Report to our consolidated financial statements is to the consolidated financial statements and the related notes, included elsewhere in this Annual Report.

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

For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of £1.00 = $1.98, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2007, the last business day of 2007. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On March 31, 2008 the noon buying rate for sterling was £1.00 = $1.99.

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

Selected consolidated financial data

Following the publication of SEC Release No 33-8879 “Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance With International Financial Reporting Standards Without Reconciliation to U.S. GAAP”, the Group no longer provides a reconciliation between IFRS and U.S. GAAP.

The tables below shows selected consolidated financial data under IFRS as issued by the IASB. The selected consolidated profit and loss account data for the years ended December 31, 2007, 2006 and 2005 and the selected consolidated balance sheet data as at December 31, 2007 and 2006 have been derived from our audited consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report.

The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.

For convenience, we have translated the 2007 amounts into US dollars at the rate of £1.00 = $1.98, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2007.

	Year Ended December 31
	2007	2007	2006	2005	2004	2003
	$	£	£	£	£	£
	(In millions, except for per share amounts)

IFRS information:
Consolidated Income Statement data
Total sales	8,241	4,162	3,990	3,662	3,340	3,510
Total operating profit	1,137	574	522	497	359	386
Profit after taxation from continuing operations	667	337	444	319	232	239
Profit for the financial year	614	310	469	644	284	275
Consolidated Earnings data per share
Basic earnings per equity share(1)	$0.70	35.6p	55.9p	78.2p	32.9p	31.7p
Diluted earnings per equity share(2)	$0.70	35.6p	55.8p	78.1p	32.9p	31.7p
Basic earnings from continuing operations per equity share(1)	$0.77	39.0p	52.7p	37.5p	26.4p	27.2p
Diluted earnings from continuing operations per equity shares	$0.77	39.0p	52.6p	37.4p	26.3p	27.2p
Dividends per ordinary share	$0.63	31.6p	29.3p	27.0p	25.4p	24.2p
Consolidated Balance Sheet data at period end
Total assets (non-current assets plus current assets)	14,438	7,292	7,213	7,600	6,578	6,736
Net assets	7,671	3,874	3,644	3,733	3,014	3,161
Long-term obligations(3)	(3,328)	(1,681)	(1,853)	(2,500)	(2,403)	(1,982)
Capital stock	400	202	202	201	201	201
Number of equity shares outstanding (millions of ordinary shares)	808	808	806	804	803	802

Notes:

(1)	Basic earnings per equity share is based on profit for the financial period and the weighted average number of ordinary shares in issue during the period.

(2)	Diluted earnings per equity share is based on diluted earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings comprise earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options.

(3)	Long-term obligations comprise any liabilities with a maturity of more than one year, including medium and long-term borrowings, derivative financial instruments, pension obligations and deferred income tax liabilities.

(4)	The results of Government Solutions (disposed in February 2007), Les Echos (disposed in December 2007) and Data Management (disposed in February 2008) have been included in discontinued operations for all years presented.

Dividend information

We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at our annual general meeting. At our annual general meeting on April 25, 2008 our shareholders will be asked to approve a final dividend of 20.5p per ordinary share for the year ended December 31, 2007.

The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in the city of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2007 fiscal year will be paid on May 9, 2008.

Fiscal year	Interim	Final	Total	Interim	Final		Total
	(Pence per ordinary share)			(Cents per ordinary share)

2007	11.1	20.5	31.6	22.4	40.6	*	63.0
2006	10.5	18.8	29.3	20.0	31.4		51.4
2005	10.0	17.0	27.0	17.8	29.8		47.6
2004	9.7	15.7	25.4	17.4	26.4		43.8
2003	9.4	14.8	24.2	15.6	25.5		41.1

*	As the 2007 final dividend had not been paid by the filing date, the dividend was translated into cents using the noon buying rate for sterling at December 31, 2007.

Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting the Group.

Exchange rate information

The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per pound sterling. The average rate is calculated by using the average of the noon buying rates in the city of New York on each day during a monthly period and on the last day of each month during an annual period. On December 31, 2007, the noon buying rate for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes for sterling was £1.00 = $1.98. On March 31, 2008 the noon buying rate for sterling was £1.00 = $1.99.

Month	High	Low

March 2008	$2.03	$1.98
February 2008	$1.99	$1.94
January 2008	$1.99	$1.95
December 2007	$2.07	$1.98
November 2007	$2.11	$2.05
October 2007	$2.08	$2.03

Year Ended December 31	Average rate

2007	$2.01
2006	$1.84
2005	$1.81
2004	$1.83
2003	$1.63

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

Our education, business information and book publishing businesses all operate in highly competitive markets, which are constantly changing in response to competition, technological innovations and other factors. A common trend facing all our businesses is the digitization of content and proliferation of distribution channels, either over the internet, or via other electronic means, replacing traditional print formats. If we do not adapt rapidly to these changes we may lose business to ‘faster’ more ‘agile’ competitors, who increasingly are nontraditional competitors, making their identification all the more difficult.

Illustrations of the competitive threats we face at present include:

—	Students seeking cheaper sources of content, e.g. online, used books or re-imported textbooks.

—	Competition from major publishers and other educational material and service providers, including not for profit organizations, in our US educational textbook and assessment businesses.

—	Penguin: authors’ advances in consumer publishing. We compete with other publishing businesses to purchase the rights to author manuscripts. Our competitors may bid to a level at which we could not generate a sufficient return on our investment, and so, typically, we would not purchase these rights.

—	FT: we face competitive threats both from large media players and from smaller businesses, online portals and news redistributors operating in the digital arena and providing alternative sources of news and information.

—	People: the investments we make in our employees, combined with our employment policies and practices, we believe are critical factors enabling us to recruit and retain the very best people in our business sectors.

Our US educational textbook and assessment businesses may be adversely affected by changes in state educational funding resulting from either general economic conditions, changes in government educational funding, programs and legislation (both at the federal and state level), and/or changes in the state procurement process.

The results and growth of our US educational textbook and assessment business is dependent on the level of federal and state educational funding, which in turn is dependent on the robustness of state finances and the level of funding allocated to educational programs. State finances could be adversely affected by a US recession and/or fallout from the sub-prime mortgage crisis reducing property values and hence state property tax receipts.

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

Failure to generate anticipated revenue growth, synergies and/or costs savings from recent acquisitions could lead to goodwill and intangible asset impairments.

We continually acquire and dispose of businesses to achieve our strategic objectives. We recently completed two relatively large acquisitions, i.e. the Harcourt Assessment and Harcourt Education International business for $950m and the acquisition of eCollege for $491m. If we are unable to generate the anticipated revenue growth, synergies and/or cost savings associated with these acquisitions there is a risk the goodwill and intangible assets acquired (estimated at £430m) could be impaired in future years.

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

Our newspaper businesses are operationally highly geared and still rely significantly on print advertising revenue despite moves to other business models; relatively small changes in revenue, positive or negative, have a disproportionate effect on profitability; therefore any downturn in corporate and financial advertising spend would negatively impact our results.

A control breakdown in our school assessment businesses could result in financial loss and reputational damage.

There are inherent risks associated with our school assessment businesses, both in the USA and the UK. A breakdown in our testing and assessment products and processes could lead to a mis-grading of student tests and/or late delivery of test results to students and their schools. In either event we may be subject to legal claims, penalty charges under our contracts, non-renewal of contracts and/or the suspension or withdrawal of our accreditation to conduct tests. It is also possible that such events would result in adverse publicity, which may affect our ability to retain existing contracts and/or obtain new customers.

Our professional services and school assessment businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. Our financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are not managed.

These businesses are characterized by multi-million pound sterling contracts spread over several years. As in any contracting business, there are inherent risks associated with the bidding process, start-up, operational performance and contract compliance (including penalty clauses) which could adversely affect our financial performance and/or reputation. Failure to retain these contracts at the end of the contract term could adversely impact our future revenue growth.

At Edexcel, our UK Examination board and testing business, any change in UK Government policy to examination marking — for example, introduction of new qualifications — could have a significant impact on our present business model.

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

We operate in markets which are dependent on Information Technology (IT) systems and technological change.

All our businesses, to a greater or lesser extent, are dependent on information technology. We either provide software and/or internet services to our customers or we use complex IT systems and products to support our business activities, particularly in business information publishing, back-office processing and infrastructure.

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

Operational disruption to our business caused by a major disaster and/or external threats could restrict our ability to supply products and services to our customers.

Across all our businesses, we manage complex operational and logistical arrangements including distribution centers, data centers and large office facilities as well as relationships with third party print sites. Failure to recover from a major disaster, e.g. fire, flood etc, at a key facility or the disruption of supply from a key third party vendor could restrict our ability to service our customers. Similarly external threats, such as a pandemic, terrorist attacks, strikes etc, could all affect our business and employees, disrupting our daily business activities.

A major data privacy breach may cause reputational damage to our brands and financial loss.

Across our businesses we hold increasingly large volumes of personal data including that of employees, customers and, in our assessment businesses, students and citizens. Failure to adequately protect personal data could lead to penalties, significant remediation costs, reputational damage, potential cancellation of some existing contracts and inability to compete for future business.

Investment returns outside our traditional core US and UK markets may be lower than anticipated.

To minimize dependence on our core markets, particularly the US, we are seeking growth opportunities outside these markets, building on our existing substantial international presence. Certain markets we may target for growth are inherently more risky than our traditional markets. Political, economic, currency and corporate governance risks (including fraud) as well as unmanaged expansion are all factors which could limit our returns on investments made in these markets.

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

It is our policy to ensure that each pension plan is adequately funded, over time, to meet its ongoing and future liabilities. Our earnings and cash flows may be adversely affected by the need to provide additional funding to eliminate pension fund deficits in our defined benefit plans. Our greatest exposure relates to our UK defined benefit pension plan. Pension fund deficits may arise because of inadequate investment returns, increased member life expectancy, changes in actuarial assumptions and changes in pension regulations, including accounting rules and minimum funding requirements.

The latest valuation of our UK defined benefit pension plan has been completed and future funding arrangements have been agreed between the Company and the pension fund trustee. Additional payments amounting to £100m were made by the Company in 2007. We review these arrangements every three years.

We generate a substantial proportion of our revenue in foreign currencies particularly the US dollar, and foreign exchange rate fluctuations could adversely affect our earnings and the strength of our balance sheet.

As with any international business our earnings can be materially affected by exchange rate movements. We are particularly exposed to movements in the US dollar to sterling exchange rate as approximately 60% of our revenue is generated in US dollars. Sales for 2007, translated at 2006 average rates, would have been £223m or 6% higher.

This is predominantly a currency translation risk (i.e. non-cash flow item), and not a trading risk (i.e. cash flow item) as our currency trading flows are relatively limited.

Pearson generates about 60% of its sales in the US and each 5¢ change in the average £:$ exchange rate for the full year (which in 2007 was £1:$2.00) would have an impact of 1p on adjusted earnings per share and affect shareholders’ funds by approximately £55m.

Changes in our tax position can significantly affect our reported earnings and cash flows.

Changes in corporate tax rates and/or other relevant tax laws in the UK and/or the US could have a material impact on our future reported tax rate and/or our future tax payments.

ITEM 4.	INFORMATION ON THE COMPANY

Pearson

Pearson is an international media and education company with its principal operations in the education, business information and consumer publishing markets. We create and manage intellectual property, which we promote and sell to our customers under well-known brand names, to inform, educate and entertain. We deliver our content in a variety of forms and through a variety of channels, including books, newspapers and online services. We increasingly offer services as well as content, from test creation, administration and processing to teacher development and school software. Though we operate in 60 countries around the world, today our largest markets are the US (59% of sales) and Europe (26% of sales) on a continuing basis.

Pearson was incorporated and registered in 1897 under the laws of England and Wales as a limited company and re-registered under the UK Companies Act as a public limited company in 1981. We conduct our operations primarily through our subsidiaries and other affiliates. Our principal executive offices are located at 80 Strand, London WC2R 0RL, United Kingdom (telephone: +44 (0) 20 7010 2000).

Overview of operating divisions

Pearson consists of three major worldwide businesses:

Pearson Education is the world’s leading education company. We are a leading publisher of textbooks, supplementary learning materials and electronic education programs for teachers and students of all ages, and we play a major role in the testing and certification of school students and professionals. In 2007, Pearson Education operated through three worldwide segments, which we refer to as “ School”, “Higher Education” and “Professional”:

The FT Group is a leading provider of international business and financial news, data, comment and analysis, in print and online. It has two major parts:

•	FT Publishing includes the Financial Times and FT.com, one of the world’s premier sources of business information, alongside a portfolio of financial magazines. It also includes an online financial information business Mergermarket, which provides early stage intelligence to financial institutions and corporates, as well as several joint ventures and associates including 50% of both The Economist Group and the FTSE index business.

•	Interactive Data provides specialist financial data to financial institutions and retail investors. Pearson owns a 62% interest in Interactive Data, which is publicly listed on the New York Stock Exchange (NYSE:IDC).

The Penguin Group is one of the world’s foremost English language publishers. We publish the works of many authors in an extensive portfolio of fiction, non-fiction and reference titles under imprints including Penguin, Hamish Hamilton, Putnam, Berkley, Viking and Dorling Kindersley.

Our strategy

Over the past decade we have transformed Pearson by focusing on companies which provide ’education’ in the broadest sense of the word: companies that educate, inform and entertain. Through a combination of organic investment and acquisitions, we have built each one of our businesses into a leader in its market, and we have integrated our operations so that our businesses can share assets, brands, processes, facilities, technology and central services.

Our goal is to produce sustainable growth on our three key financial measures — adjusted earnings per share, cash flow and return on invested capital — which we believe are, together, good indicators that we are building long-term value of Pearson.

We do this by investing consistently in four areas, which are common to all our businesses:

•	Content: We invest steadily in unique, valuable publishing content and keep replenishing it. Over the past five years, for example, we have invested $1.7bn in new content in our education business alone.

•	Technology and services: We invested early and consistently in technology, believing that, in the digital world, content alone would not be enough. We now generate more than $1bn in sales from technology products and services, and our testing and assessment businesses, serving school students and professionals, make more than $1.2bn of sales, up from around $200m eight years ago.

•	International markets: Though we currently generate approximately 60% of our sales in the US, our brands, content and technology — plus-services models work around the world. All parts of Pearson are investing in selected emerging markets, where the demand for information and education is growing particularly fast.

•	Efficiency: We’ve invested to become a leaner, more efficient company, through savings in our individual businesses and through a strong centralized operations structure. Over the past three years, we have increased our operating profit margins from 10.8% to 15.0% and reduced average working capital as a percentage of sales in Pearson Education and Penguin from 29.4% to 25.6%, freeing up cash for further investment.

We believe this strategy can create a virtuous circle — efficiency, investment, market share gains and scale — which in turn can produce sustainable growth on our financial goals and in the value of the Company.

Operating divisions

Pearson Education

Pearson Education is one of the largest publishers of textbooks and online teaching materials. It serves the growing demands of teachers, students, parents and professionals throughout the world for stimulating and effective education programs in print and online.

We report Pearson Education’s performance by the three market segments it serves: School, Higher Education and Professional. In 2007, Pearson Education had sales of £2,628m or 63% of Pearson’s total. Of these, £1.9bn (70%) were generated in North America and £0.8bn (30%) in the rest of the world. Pearson Education generated 63% of Pearson’s operating profit.

School

Our School business contains a unique mix of publishing, testing and technology products for the elementary and secondary school markets, which are increasingly integrated. It generates around two-thirds of its sales in the US. The major customers of our School business are state education boards and local school districts.

In the US, we publish high quality curriculum programs for school students covering subjects such as reading, literature, math, science and social studies. We publish under a range of well-known imprints that include Scott Foresman in the elementary school market and Prentice Hall in secondary.

Our school testing business is the leading provider of test development, processing and scoring services to US states and the federal government, processing approximately 40 million tests each year. Its capabilities will be further enhanced through the integration of the recently acquired Harcourt Assessment business. We are also a leading provider of electronic learning programs for schools, and of ’Student Information Systems’ technology which enables elementary and secondary schools and school districts to record and manage information about student attendance and performance.

Outside the US, we publish elementary and secondary school materials in local languages in a number of countries. We are one of the world’s leading provider of English Language Teaching materials for children and adults, published under the well-known Longman imprint. We bolstered our position further in international markets through the recent acquisition of Harcourt Education International business. We are also a leading provider of testing, assessment and qualification services. Our key markets outside the US include Canada, the UK, Australia, New Zealand, Italy, Spain, South Africa, Hong Kong and the Middle East.

Higher Education

Pearson is the largest publisher of textbooks and related course materials for colleges and universities in the US. We publish across all of the main fields of study with imprints such as Prentice Hall, Addison Wesley, Allyn & Bacon and Benjamin Cummings. Typically, professors or other instructors select or ’adopt’ the text books and online resources they recommend for their students, which students then purchase either in a bookstore or online. Today the majority of our textbooks are accompanied by online services which include homework and assessment tools, study guides and course management systems that enable professors to create online courses. We have also introduced new formats such as downloadable audio study guides and electronic textbooks which are sold on subscription. In addition, we have a fast-growing custom publishing business which works with professors to produce textbooks and online resources specifically adapted for their particular course. In 2007, our Higher Education business generated approximately 77% of its sales in the US. Outside the US, we adapt our textbooks and technology services for individual markets, and we have a growing local publishing program. Our key markets outside the US include Canada, the UK, Benelux, Mexico, Germany, Hong Kong, Korea, Taiwan and Malaysia.

Professional

Our Professional education business publishes educational materials and provides testing and qualifications services for adults. Our publishing imprints include Addison Wesley Professional, Prentice Hall PTR, and Cisco Press (for IT professionals), Peachpit Press and New Riders Press (graphics and design professionals), Que/Sams (consumer and professional imprint) and Prentice Hall Financial Times and Wharton School Publishing (for the business education market). We have a fast-growing professional testing business, Pearson VUE, which manages major long-term contracts to provide qualification and assessment services through its network of test centers around the world. Key customers include major technology companies, the Graduate Management Admissions Council, the Financial Industry Regulatory Authority and the UK’s Driving Standards Agency. With the sale of Government Solutions in 2007 and Data Management in 2008, our Professional business is focused on publishing for professionals in businesses and technology, and on testing and certifying professionals.

The FT Group

The FT Group provides a broad range of data, analysis and services to an audience of internationally-minded business people and financial institutions. In 2007, the FT Group had sales of £688m, or 16% of Pearson’s total sales (15% in 2006), and contributed 24% of Pearson’s operating profit.

It has two major parts: FT Publishing, a combination of the Financial Times, FT.com and a portfolio of financial magazines and online financial information companies; and Interactive Data, our 62%-owned financial information company.

FT Publishing

The Financial Times is one of the world’s leading international daily business newspapers. Its six month average circulation of approximately 440,000 copies at December 2007, as reported by the Audit Bureau of Circulation, is split as follows:

United Kingdom	31%
Europe, Middle East and Africa	29%
US	30%
Asia	10%

Its main sources of revenue are from sales of the newspaper, advertising and conferences. The FT also sells content and advertising online through FT.com, which charges subscribers for detailed industry news, comment and analysis, while providing general news and market data to a wider audience. The new FT.com access model was successfully introduced in 2007 and is based on frequency of use and is intended to drive usage and accelerate advertising growth, while providing greater value and services to its premium paying customers.

FT Publishing also includes: FT Business, which publishes specialist information on the retail, personal and institutional finance industries through titles including Investors Chronicle, Money Management, Financial Adviser and The Banker; and Mergermarket, our online financial data and intelligence provider.

Mergermarket provides early stage proprietary intelligence to financial institutions and corporates. Its key products include Mergermarket, Debtwire, dealReporter, Wealthmonitor and Pharmawire (which was launched in 2007).

Interactive Data

Interactive Data is a leading provider of financial market data, analytics and related services to financial institutions, active traders and individual investors. The company’s customers use its offerings to support their portfolio management and valuation, research and analysis, trading, sales and marketing, and client service activities. We own 62% of Interactive Data; the remaining 38% is publicly traded on the NYSE.

Les Echos

The sale of Les Echos to LVMH for €240m (£174m) was completed in December 2007.

Joint Ventures and Associates

The FT Group also has a number of associates and joint ventures, including:

•	50% interest in The Economist Group, publisher of one of the world’s leading weekly business and current affairs magazines.

•	50% interest in FTSE International, a joint venture with the London Stock Exchange, which publishes a wide range of global indices, including the FTSE index.

•	50% interest in Business Day and Financial Mail, publishers of one of South Africa’s leading financial newspapers and magazines.

•	33% interest in Vedomosti, a leading Russian business newspaper.

•	14% interest in Business Standard, one of India’s leading business newspapers.

On March 27, 2008, Financial Times International Publishing Ltd sold its 50% partnership interest in Financial Times Deutschland GmbH & Co KG to Gruner & Jahr AG & Co KG.

The Penguin Group

Penguin is one of the world’s premier English language book publishers. It publishes an extensive backlist and frontlist of titles, including fiction and non-fiction, literary prize winners, commercial bestsellers, classics and children’s titles. It ranks in the top three consumer publishers, based upon sales, in all major English speaking and related markets — the US, the UK, Australia, New Zealand, Canada, India and South Africa.

Penguin publishes under many imprints including, in the adult market, Allen Lane, Avery, Berkley, Dorling Kindersley (DK), Dutton, Hamish Hamilton, Michael Joseph, Plume, Putnam, Riverhead and Viking. Its leading children’s imprints include Puffin, Ladybird, Warne and Grosset & Dunlap. In 2007, Penguin had sales of £846m, representing 21% of Pearson’s total sales (22% in 2006) and contributed 12% of Pearson’s operating profit. Its largest market is the US, which generated around 55% of Penguin’s sales in 2007. The Penguin Group earns around 99% of its revenues from the sale of hard cover and paperback books. The balance comes from audio books and e-books.

Penguin sells directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel that best serves the specific requirements of an order. It also sells through online retailers such as Amazon.com, as well as Penguin’s own website.

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

The operating cycles in respect of Professional and the Penguin segment are more specialized in nature as they relate to educational or heavy reference products released into smaller markets (e.g. the financial training, IT and travel sectors). Nevertheless, in these markets, there is still a regular cycle of product renewal, in line with demand which management monitor. Typically the life cycle is 5 years for Professional content and 4 years for Penguin content.

Competition

All of Pearson’s businesses operate in highly competitive environments.

Pearson Education competes with other publishers and creators of educational materials and services. These companies include large international companies, such as McGraw-Hill and Houghton Mifflin Harcourt, alongside smaller niche players that specialize in a particular academic discipline or focus on a learning technology. Competition is based on the ability to deliver quality products and services that address the specified curriculum needs and appeal to the school boards, educators and government officials making purchasing decisions.

FT Publishing competes with newspapers and other information sources, such as The Wall Street Journal, by offering timely and expert journalism. It competes for advertisers with other forms of media based on the ability to offer an effective means for advertisers to reach their target audience. Interactive Data competes with Bloomberg, Reuters and Thomson Financial on a global basis for the provision of financial data to the back office of financial institutions. In Europe, Telekurs is also a direct competitor for these services. Smaller, more specialized vendors also compete with Interactive Data in certain market segments and in certain geographic areas.

The Penguin Group competes with other publishers of fiction and non-fiction books. Principal competitors include Random House, HarperCollins, and Hachette Group. Publishers compete by developing a portfolio of books by established authors and by seeking out and promoting talented new writers.

Intellectual property

Our principal intellectual property assets consist of our trademarks and other rights in our brand names, particularly the Financial Times and the various imprints of Penguin and Pearson Education, as well as all copyrights for our content and our patents held in the testing business in the name of Pearson NCS. We believe we have taken all appropriate available legal steps to protect our intellectual property in all relevant jurisdictions.

Raw materials

Paper is the principal raw material used by each of Pearson Education, the FT Group and the Penguin Group. We purchase most of our paper through our Global Sourcing department located in the United States. We have not experienced and do not anticipate difficulty in obtaining adequate supplies of paper for our operations, with sourcing available from numerous suppliers. While local prices fluctuate depending upon local market conditions, we have not experienced extensive volatility in fulfilling paper requirements. In the event of a sharp increase in paper prices, we have a number of alternatives to minimize the impact on our operating margins, including modifying the grades of paper used in production.

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

Recent developments

On January 2, 2008, the Group completed its acquisition of Money-Media, a US-based company offering online news and commentary for the money management industry, for $64m.

On January 30, 2008, the Group completed its $647m acquisition of Harcourt Assessment from Reed Elsevier, after receiving clearance from the US Department of Justice. On March 27, 2008, the Group disposed of its 50% interest in Financial Times Deutschland to its joint venture partner, Gruner + Jahr.

On February 22, 2008, the Group completed the sale of its Data Management (Scanners) business to M & F Worldwide Corp. for $225m.

Organizational structure

Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of our significant subsidiaries as at December 31, 2007, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

		Percentage
		interest/voting
Name	Country of incorporation/residence	power

Pearson Education
Pearson Education Inc.	United States (Delaware)	100%
Pearson Education Ltd.	England and Wales	100%
Edexcel Ltd.	England and Wales	100%
NCS Pearson Inc.	United States (Minnesota)	100%
FT Group
The Financial Times Limited	England and Wales	100%
Mergermarket Ltd.	England and Wales	100%
Interactive Data	United States (Delaware)	62%
The Penguin Group
Penguin Group (USA) Inc.	United States (Delaware)	100%
The Penguin Publishing Co Ltd.	England and Wales	100%
Dorling Kindersley Holdings Ltd	England and Wales	100%

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

The vast majority of our printing is carried out by third party suppliers. We operate two small digital print operations as part of our Pearson Assessment & Testing businesses, one of which was sold as part of the February 2008 Data Management sale. These operations provide short-run and print-on-demand products, typically custom client applications.

We own the following principal properties at December 31, 2007:

General use of property	Location	Area in square feet

Warehouse/Office	Kirkwood, New York, USA	524,000
Warehouse/Office	Pittston, Pennsylvania, USA	406,000
Office	Iowa City, Iowa, USA	310,000
Warehouse/Office	Old Tappan, New Jersey, USA	210,112
Warehouse/Office	Cedar Rapids, Iowa, USA	205,000
Office	Southwark, London, UK	155,000
Office	Hadley, Massachusetts, USA	136,570
Printing	Owatonna, Minnesota, USA	128,000
Printing	Columbia, Pennsylvania, USA	121,370	*
Office	Eagan, Minnesota, USA	109,500

*	Sold subsequently to year-end.

We lease the following principal properties at December 31, 2007:

General use of property	Location	Area in square feet

Warehouse/Office	Lebanon, Indiana, USA	1,091,435
Warehouse/Office	Cranbury, New Jersey, USA	886,747
Warehouse/Office	Indianapolis, Indiana, USA	737,850
Warehouse/Office	Newmarket, Ontario, Canada	518,128
Office	Upper Saddle River, New Jersey, USA	474,801
Warehouse/Office	Rugby, UK	446,077
Office	New York City, New York, USA	430,738
Office	London, UK	282,917
Warehouse/Office	Austin, Texas, USA	226,076
Office	Boston, Massachusetts, USA	225,299
Warehouse	Scoresby, Victoria, Australia	215,820
Office	Boston, Massachusetts, USA	191,360
Office	Glenview, Illinois, USA	187,500
Office	Bloomington, Minnesota, USA	153,240
Office	Parsippany, New Jersey, USA	143,777
Office	Harlow, UK	137,857
Office	Chandler, Arizona, USA	135,460
Warehouse	San Antonio Zomeyucan, Mexico	113,638
Office	London, UK	112,000
Office	New York City, New York, USA	107,939
Call Center	Lawrence Kansas, Kansas, USA	105,000

Capital Expenditures

See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for description of the Company’s capital expenditure.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

The Company has not received, 180 days or more before the end of the 2007 fiscal year, any written comments from the Securities and Exchange Commission staff regarding its periodic reports under the Exchange Act which remain unresolved.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on and should be read in conjunction with the consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report. The financial statements have been prepared in accordance with IFRS as issued by the IASB.

General overview

Introduction

Sales from continuing operations increased from £3,990m in 2006 to £4,162m in 2007, an increase of 4%. The bulk of the increase was in the School business and at FT Publishing due to acquisitions made in both 2006 and 2007. The year on year growth was significantly impacted by exchange rates, in particular the US dollar. The average US dollar exchange rate weakened in 2007, which had the effect of reducing reported sales in 2007 by £223m when compared to the equivalent figure at constant 2006 rates. When measured at constant 2006 exchange rates, all of Pearson’s businesses reported year on year growth.

Reported operating profit increased by 10% from £522m in 2006 to £574m in 2007. Reported operating profit in 2007 was £34m lower than the equivalent figure reported at constant 2006 exchange rates. When measured at constant rates, all parts of the Group contributed to the operating profit increase through a combination of good sales growth and improved margins which more than offset an increased charge for intangible amortization.

Profit before taxation in 2007 of £468m compares to a profit before taxation of £448m in 2006. The increase of £20m reflects the improved operating performance offset by an increase in net finance costs. Net finance costs increased from £74m in 2006 to £106m in 2007. The Group’s net interest payable increased by only £1m in 2007 but exchange losses of £17m in 2007 compare to a net exchange gain of £19m in 2006. The losses in 2007 principally relate to exchange losses on legacy euro denominated debt held to hedge euro denominated proceeds from the sale of Les Echos. In 2006, euro borrowings and cross currency swaps that were not designated as net investment hedges contributed to overall net exchange gains. Partially offsetting this effect was finance income relating to post retirement plans of £10m in 2007 compared to an income of £4m in 2006.

On February 22, 2008 the Group completed the sale of its Data Management (Scanners) business and this business has been included in discontinued operations for the full year in 2007, 2006 and 2005.

On December 24, 2007, the Group completed the sale of its French newspaper business, Les Echos. Pearson’s Government contracting business, Government Solutions, was disposed of on February 15, 2007. The results of Les Echos and Government Solutions have been included in discontinued operations for 2007, 2006 and 2005 and have been consolidated up to the date of sale.

In 2005 the Group sold its 79% interest in Recoletos Grupo de Comunicacion S.A. The results of Recoletos have been consolidated for the period to February 28, 2005 and have been shown as discontinued operations in the consolidated income statement for 2005.

Net cash generated from operating activities increased to £659m in 2007 from £621m in 2006. The improved cash generation in 2007 was in spite of a special contribution of £100m to the UK Group pension plan. On an average basis, the use of working capital continued to improve. Average working capital comprises the average of the monthly carrying values over the relevant 12 month period for inventory, pre-publication costs, debtors and creditors. Net interest paid increased by £8m to £90m in 2007 compared to £82m in 2006. Tax paid in 2007 was £87m compared to £59m in 2006, the bulk of the increase was due to payments relating to the sale of Government Solutions. Net capital expenditure after proceeds from sales increased from £63m in 2006 to £74m in 2007. The net cash outflow in respect of businesses acquired increased from £363m in 2006 to £472m in 2007 whilst net proceeds from the disposal of businesses increased from £10m in 2006 to £469m in 2007. Dividends from joint ventures and associates decreased by £13m largely due to smaller special dividends received from the Economist in 2007 compared to 2006. Dividends paid of £248m in 2007 (including £10m paid to minority interests) compares to £235m in 2006. After a favorable currency movement of £11m, overall net borrowings decreased by 8% from £1,059m at the end of 2006 to £973m at the end of 2007.

Outlook

In recent years we have significantly changed the shape of Pearson, building and diversifying our education company, shifting our financial information businesses towards recurring revenue streams and becoming more efficient through a centralized operations organization. These moves have made Pearson a more profitable, more cash generative and more resilient company, and we expect to make further progress on our financial goals in 2008.

At this stage, our outlook for 2008 is:

Pearson Education

We expect another year of good profit growth, benefiting once again from the unique breadth of our education business — from pre-school to adult learning; across publishing, testing and technology; and in the US and around the world.

In our School business, integration of our recently-acquired Harcourt businesses is progressing well. In 2008, we expect School margins to be similar to 2007, after expensing integration costs relating to the acquisition. In 2009, we expect School margins to rise to around 15% as the majority of the integration costs fall away and as we realize the financial benefits of the acquisition. Including the Harcourt contribution, we expect our School business to grow sales well into double digits in 2008 at constant currency. Excluding Harcourt, we expect underlying sales growth in the low single digits, as US market growth of 3-4% is partly offset by our lower participation rate in new US adoptions and the conclusion of our UK key stage testing contract.

In Higher Education, we expect our underlying sales to grow in the mid single digits, a little ahead of the industry. We expect margins to be stable, as we continue to invest in expanding our adaptive learning technologies and in taking our recently-acquired eCollege platform into new segments and geographic markets.

In Professional, we expect sales to increase in the low single digits in underlying terms with underlying margins improving once again.

FT Group

The FT Group is expected to continue its profit growth. We have substantially increased our digital and subscription revenues and reduced our exposure to print advertising in recent years. At FT Publishing, advertising revenues have continued to grow in the early part of the year, but future advertising trends remain difficult to predict. However, as a result of our revenue diversification and cost actions we expect further profit improvement at FT Publishing this year, even without any growth in advertising revenues. We expect Interactive Data to achieve its forecast revenue growth in the 7-9% range and operating profit growth in the 9-11% range (headline growth under US GAAP).

The Penguin Group

The Penguin Group is expected to improve margins further and into double digits. Penguin’s good publishing and trading performance has continued into the early part of 2008.

Sales information by operating division

The following table shows sales information for each of the past three years by operating division:

	Year Ended December 31
	2007	2006	2005
	£m	£m	£m

Education:
School	1,537	1,455	1,295
Higher Education	793	795	779
Professional	298	280	238
FT Group:
FT Publishing	344	280	249
Interactive Data	344	332	297
Penguin	846	848	804

Total	4,162	3,990	3,662

Sales information by geographic market supplied

The following table shows sales information for each of the past three years by geographic region:

	Year Ended December 31
	2007	2006	2005
	£m	£m	£m

European countries	1,102	1,003	868
North America	2,591	2,585	2,388
Asia Pacific	351	295	300
Other countries	118	107	106

Total	4,162	3,990	3,662

Exchange rate fluctuations

We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was $2.00 in 2007, $1.84 in 2006 and $1.81 in 2005. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. In 2007, Pearson generated 59% of its sales in the US (2006: 61%; 2005: 62%). We estimate that a five cent change in the closing exchange rate between the US dollar and sterling in any year could affect our reported earnings per share by 1p and shareholders’ funds by approximately £55m. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information. The year-end US dollar rate for 2007 was £1:$1.99 compared to £1:$1.96 for 2006. In terms of the year end rate, the weakening of the US dollar in 2007 was not as significant as in previous years and although the weaker US dollar had the effect of decreasing shareholders’ funds this was outweighed by strength in other currencies, principally the Canadian dollar and the Euro. The net effect of movement in all currencies in 2007 was an increase in our shareholders’ funds of £25m (see also note 29 of “Item 18. Financial Statements”). The year-end rate for the US dollar in 2006 was £1:$1.96 compared to £1:$1.72 for 2005 which was the main reason for a decrease in shareholders’ funds due to exchange movements of £417m in 2006.

Critical accounting policies

Our consolidated financial statements, included in “Item 18. Financial Statements”, are prepared based on the accounting policies described in note 1 to the consolidated financial statements.

Certain of our accounting policies require the application of management judgment in selecting assumptions when making significant estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. These policies are described in note 1a(3) in “Item 18. Financial Statements”.

Results of operations

Year ended December 31, 2007 compared to year ended December 31, 2006

Consolidated results of operations

Sales

Our total sales from continuing operations increased by £172m, or 4%, to £4,162m in 2007, from £3,990m in 2006. The increase reflected growth, on a constant exchange rate basis, across all the businesses together with additional contributions from acquisitions made in both 2006 and 2007. The year on year growth was impacted by movements in exchange rates, particularly in the US dollar. 2007 sales, translated at 2006 average exchange rates, would have been £4,385m.

Pearson Education had another year of growth with an increase in sales of 4%. The School business was the biggest contributor to this growth with an increase of 6%. Some of the School increase was due to a full year contribution from acquisitions made in 2006 and to additional contribution from the Harcourt acquisition in 2007. We estimate that after excluding these acquisitions the growth would have been 6% at constant last year exchange rates. US School publishing sales were up 3.5% compared to an industry increase of 2.7% (source: Association of American Publishers) as the business benefited from sustained investment in new basal programs and innovative digital services. There was also faster growth in international school publishing. School testing sales increased in double digits both in the US and UK benefiting from further contract wins, market share gains and strength in on-line assessment. Higher Education sales were flat year on year on a headline basis, but would have been 5% ahead of the previous year at constant last year exchange rates and after taking account of portfolio changes. Pearson’s US Higher Education business grew faster than the industry for the ninth successive year with growth of 6% in US dollar terms. In the Professional business, Professional testing sales were up by 10% in 2007 as approximately 5.8m secure online tests were delivered in more than 5,000 testing centers worldwide. Professional publishing sales increased in 2007 by 7%, after a number of years of decline in the professional publishing markets, as it benefited from a focused and refreshed front list, a favorable software release schedule and sales from Safari Books Online, our electronic publishing platform (a joint venture with O’Reilly Media).

The FT Group sales were 12% ahead of last year with a full year contribution from Mergermarket acquired in the second half of 2006. FT Publishing sales were up by 23% or 12% after excluding the contribution from acquisitions made in 2006 and 2007. FT Publishing growth was driven by a 10% increase in advertising revenues, circulation up 2% and a strong contribution from FT.com. Interactive Data sales were up by 4% (8% at constant last year exchange rates and before the contribution from acquisitions) driven by strong sales to both existing and new institutional customers and a renewal rate of approximately 95% within the institutional services sector.

Penguin’s sales were flat year on year but would have increased by 3% translated at 2006 average exchange rates as a result of its successful global publishing performance and another outstanding year for bestsellers in the US and UK.

Pearson Education, our largest business sector, accounted for 63% of our continuing business sales in both 2007 and 2006. North America continued to be the most significant source of our sales and as a proportion of total continuing sales contributed 62% in 2007 and 65% in 2006.

Cost of goods sold and operating expenses

The following table summarizes our cost of sales and net operating expenses:

	Year Ended December 31
	2007	2006
	£m	£m

Cost of goods sold	1,910	1,841
Distribution costs	264	288
Administration and other expenses	1,538	1,462
Other operating income	(101)	(99)

Total	1,701	1,651

Cost of goods sold.  Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs and royalty charges. Our cost of sales increased by £69m, or 4%, to £1,910m in 2007, from £1,841m in 2006. The increase corresponds to the increase in sales with cost of sales at 45.9% of sales in 2007 compared to 46.1% in 2006.

Distribution costs.  Distribution costs consist primarily of shipping costs, postage and packing and are typically a fairly constant percentage of sales.

Administration and other expenses.  Our administration and other expenses increased by £76m, or 5%, to £1,538m in 2007, from £1,462m in 2006. As a percentage of sales they remained at 37% in both 2007 and 2006.

Other operating income.  Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions together with income from sale of assets. Other operating income increased marginally by 2% to £101m in 2007 from £99m in 2006.

Share of results of joint ventures and associates

The contribution from our joint ventures and associates decreased slightly from £24m in 2006 to £23m in 2007. Our share of profit from the Economist in 2006 included a one-off gain of £4m from the sale of its interest in Commonwealth Business Media Inc which was not repeated in 2007.

Operating profit

The total operating profit increased by £52m, or 10%, to £574m in 2007 from £522m in 2006. 2007 operating profit, translated at 2006 average exchange rates, would have been £34m higher.

Operating profit attributable to Pearson Education increased by £9m, or 3%, to £361m in 2007, from £352m in 2006. The increase was due to continued improvement in School and Professional margins, but was offset by an increase in intangible amortization from £18m in 2006 to £31m in 2007. Operating profit attributable to the FT Group increased by £28m, or 25%, to £140m in 2007, from £112m in 2006. The increase reflects the increase in revenues from both established businesses and an increased contribution from new acquisitions but also reflects improvements in margins particularly at FT Publishing. Operating profit attributable to the Penguin Group increased by £15m, or 26%, to £73m in 2007, from £58m in 2006 although the 2006 result included a one off goodwill charge of £7m relating to the recognition of pre-acquisition tax losses at Dorling Kindersley.

Net finance costs

Net finance costs increased from £74m in 2006 to £106m in 2007. Net interest payable in 2007 was £95m, up from £94m in 2006. Although we were partly protected by our fixed rate policy, the strong rise in average US dollar floating interest rates had an adverse effect. Year on year, average three month LIBOR (weighted for the Group’s borrowings in US dollars, euros and sterling at the year end) rose by 0.5% to 5.4%, reflecting a rise in interest rates and a change in the currency mix of year end debt. These two factors, partly offset by a decrease in the Group’s average net debt of £90m, increased the Group’s average net interest rate payable by 0.3% to 7.3%. In 2007 the net finance income relating to post-retirement plans was an income of £10m compared to an income of £4m in the previous year.

Other net finance income relating to foreign exchange and short-term fluctuations in the market value of financial instruments included a net foreign exchange loss of £17m in 2007 compared to a gain of £19m in 2006. In 2007 the loss mainly related to losses on Euro denominated debt used to hedge the receipt of proceeds from the sale of Les Echos. In 2006 the exchange gains mainly relate to the unhedged exposure on Euro borrowings and swaps that could not be designated as a net investment under IAS 39. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Taxation

The total tax charge in 2007 of £131m represents 28% of pre-tax profits compared to a charge of just £4m or less than 1% of pre-tax profits in 2006. The low tax rate in 2006 was mainly accounted for by two factors. First, in anticipation of the disposal of Government Solutions, we recognized a deferred tax asset in relation to capital losses in the US where previously we were not confident that the benefit of the losses would be realized prior to their expiry. Second, in the light of our trading performance in 2006 and our strategic plans, together with the expected utilization of US net operating losses in the Government Solutions sale, we re-evaluated the likely utilization of operating losses both in the US and the UK; this enabled us to increase the amount of the deferred tax asset carried forward in respect of such losses. The combined effect of these two factors was to create a non-recurring credit of £127m in 2006 which was not repeated in 2007.

Minority interests

This comprises mainly the minority share in Interactive Data. Our share of Interactive Data remained at 62% throughout 2007, leaving the minority interest unchanged at 38%.

Discontinued operations

Discontinued operations relate to the disposal of Government Solutions (in February 2007), Les Echos (in December 2007), Datamark (in July 2007) and the Data Management (Scanners) business (in February 2008). The results of Government Solutions and Les Echos have been included in discontinued operations for 2007 and 2006 and have been consolidated up to the date of sale. Operating profit for Government Solutions in 2007 was £2m compared to £22m in 2006 and the loss on disposal after tax recorded in 2007 was £112m after a tax charge of £93m. Les Echos’ operating profit in 2007 amounted to £1m compared to £5m in 2006 and the profit on sale recorded in 2007 was £165m. There was no tax payable on the Les Echos sale. Datamark was bought with the eCollege acquisition and immediately sold. The only profit or loss recognized relating to Datamark was a £7m tax benefit arising from the loss on sale. The Data Management business was held throughout 2006 and 2007 and the operating profit before impairment charges in 2007 was £12m compared to £13m in 2006. The Data Management business was formerly part of the Group’s Other Assessment and Testing cash-generating unit (CGU) and was carved out of this CGU in preparation for disposal. As a result, the Group has recognized a goodwill impairment charge of £97m in 2007 in anticipation of the loss on disposal.

Profit for the year

The total profit for the financial year in 2007 was £310m compared to a profit in 2006 of £469m. The overall decrease of £159m was mainly due to the absence of the non-recurring tax credit of £127m recorded in 2006, the decrease in contribution from discontinued businesses of £52m and the increase in net finance costs of £32m, largely due to exchange losses. These items more than offset the increase in operating profit in 2007.

Earnings per ordinary share

The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 35.6p in 2007 compared to 55.9p in 2006 based on a weighted average number of shares in issue of 796.8m in 2007 and 798.4m in 2006. The decrease in earnings per share was due to the decrease in profit for 2007 described above and was not significantly affected by the movement in the weighted average number of shares.

The diluted earnings per ordinary share of 35.6p in 2007 and 55.8p in 2006 was not significantly different from the basic earnings per share in those years as the effect of dilutive share options was again not significant.

Exchange rate fluctuations

The weakening of the US dollar against sterling on an average basis had a negative impact on reported sales and profits in 2007 compared to 2006. 2007 sales, translated at 2006 average exchange rates, would have been higher by £223m and operating profit, translated at 2006 average exchange rates, would have been higher by £34m. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and operating profit by division

The following tables summarize our sales and operating profit for each of Pearson’s divisions. Adjusted operating profit is a non-statutory measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. See also note 2 of “Item 18. Financial Statements”.

In our adjusted operating profit we have excluded amortization and adjustment of acquired intangibles, other gains and losses and other net finance costs of associates. The amortization and adjustment of acquired intangibles is the amortization or subsequent adjustment of intangible assets acquired through business combinations. The charge is not considered to be fully reflective of the underlying performance of the Group. Other gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations but which distort the performance for the year.

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2007
		Higher		FT	Interactive
£m	School	Education	Professional	Publishing	Data	Penguin	Total

Sales	1,537	793	298	344	344	846	4,162
	37%	19%	7%	8%	8%	21%	100%
Total operating profit	175	159	27	50	90	73	574
	30%	28%	4%	9%	16%	13%	100%
Add back:
Amortization and adjustment of acquired intangibles	28	2	1	6	7	1	45

Adjusted operating profit: continuing operations	203	161	28	56	97	74	619
Adjusted operating profit: discontinued operations	—	—	14	1	—	—	15

Total adjusted operating profit	203	161	42	57	97	74	634

	32%	25%	7%	9%	15%	12%	100%

	Year Ended December 31, 2006
		Higher		FT	Interactive
£m	School	Education	Professional	Publishing	Data	Penguin	Total

Sales	1,455	795	280	280	332	848	3,990
	36%	20%	7%	7%	8%	22%	100%
Total operating profit	167	161	24	30	82	58	522
	32%	31%	4%	6%	16%	11%	100%
Add back:
Amortization and adjustment of acquired intangibles	17	—	1	2	7	8	35
Other net gains and losses including associates	—	—	—	(4)	—	—	(4)
Other net finance costs of associates	—	—	—	(1)	—	—	(1)

Adjusted operating profit: continuing operations	184	161	25	27	89	66	552
Adjusted operating profit: discontinued operations	—	—	35	5	—	—	40

Total adjusted operating profit	184	161	60	32	89	66	592

	31%	27%	10%	6%	15%	11%	100%

School

School business sales increased by £82m, or 6%, to £1,537m in 2007, from £1,455m in 2006 and adjusted operating profit increased by £19m, or 10%, to £203m in 2007 from £184m in 2006. In addition to strong underlying growth in sales and profits, the School results in 2006 benefited from a full year contribution from the acquisitions of National Evaluation Systems (NES), Paravia Bruno Mondadori (PBM), Chancery and PowerSchool in 2006 together with a contribution in 2007 from the acquisition of Harcourt International. Offsetting these factors was the effect of the weakening of the US dollar, which we estimate reduced sales by £91m when compared to the equivalent figures at constant 2006 exchange rates.

In the US school market, Pearson’s school publishing revenues grew 3.5% against the Association of American Publishers’ estimate of an increase for the industry of 2.7%. New adoption market share was 31% in the adoptions where Pearson competed (and 30% of the total new adoption market). The School business now has the number one or number two market share in reading, math, science and social studies. US School testing sales were up in double digits after high single digit growth in 2006 and growth in excess of 20% in 2005. School testing benefited from further contract wins, market share gains and strength in online assessment.

The international School business, outside the US, continued to grow with strong performances from the publishing businesses in South Africa and Australia. In Italy, the integration of PBM was completed and produced integration savings, margin improvement and market share gains in 2007. In School publishing, the acquisition of Harcourt International increased scale in our international education businesses bringing leading content for school and vocational customers in many markets including the UK, South Africa, Australia and New Zealand. The international testing business was again able to benefit from technology leadership. In the UK, we marked 9.6 million GCSE, AS and A-Level scripts, 4.6 million of which were on screen. Successful global English Language Teaching franchises in all major market franchises (primary, secondary, adult, business and exam preparation) drove strong growth. English Adventure, developed with Disney, grew successfully and has sold more than six million units in less than three years since launch.

School margins improved again in 2007, increasing from 12.6% to 13.2% due to improved gross margins, savings from integration of acquired businesses and efficiency gains from the use of software platforms.

Higher Education

Sales in Higher Education decreased slightly by £2m to £793m in 2007, from £795m in 2006. Adjusted operating profit remained flat at £161m. Both sales and adjusted operating profit were affected by the weakening of the US dollar which we estimate reduced sales by £57m and profits by £12m when compared to the equivalent figures at constant 2006 exchange rates.

In the US, the Higher Education sales were up by 6% (in US dollars) ahead of the Association of American Publishers’ estimate of industry growth for the ninth year in succession with rapid growth in online learning and custom publishing. In the US, investment in established and new author franchises, such as Campbell’s Biology, Kotler’s Marketing Management, Hubbard’s Economics and Cicarrelli’s Psychology, continued to underpin the strong performance. The ’MyLab’ digital homework and assessment programs were launched in 22 new subject disciplines in 2007, increasing the total number of disciplines covered to 38. These programs support over 2,000 textbooks and were used globally by 2.9 million students in 2007 (up more than 30% on 2006). In corporate finance, one of the largest global markets in business education, Pearson published the successful first edition bestseller, Berk/DeMarzo’s Corporate Finance, together with MyFinanceLab and Pearson’s share of this market increases from 4% to 11% in the US and from 39% to 48% in the UK. It is the most successful launch of a first edition in this discipline in more than a decade and one of Pearson’s most successful global launches ever, winning university adoptions in 22 countries. In World History, the first edition of Fernandez-Armesto’s The World: A History with MyHistoryLab increased Pearson’s market share from 25% to 35%. In July 2007, we acquired eCollege which builds on Pearson’s position as an education services provider. eCollege works with partner educational institutions to design, build and support online degree, certificate, diploma and professional development programs. Student enrollments increased by 44% in 2007 to 1.9 million. There was continued strong double digit growth in our custom solutions business which builds customized textbooks and online services and has become a leader in the creation of courseware and curricula for e-learning institutions.

International Higher Education publishing sales grew by 2%, benefiting from organic and acquisition investment. Particular areas of strength included local language editions of our major authors and custom publishing including the successful launch of “local language” science publishing in Germany. The “MyLab” and “Mastering” technology platforms are being successfully adapted for international markets and the MyLab programs are now being used in almost 50 countries with almost 160,000 student registrations for online courses in Europe, the Middle East and Africa.

Higher Education margins remained constant year on year at 20.3% with a slight reduction in US margins being compensated by improvement in international margins.

Professional

After excluding sales and adjusted operating profit from Government Solutions and the Data Management businesses (reported as discontinued), Professional sales increased by £18m, or 6%, to £298m in 2007 from £280m in 2006. Adjusted operating profit increased by £3m or 12% to £28m in 2007, from £25m in 2006. Sales were affected by the weakening US dollar, which reduced sales by £16m when compared to the equivalent figures at constant 2006 exchange rates.

Professional Testing sales were up by 10% in 2007. Approximately 5.8 million secure online tests were delivered in more than 5,000 test centers across the world in 2007. There was strong margin improvement as test volumes rose, driven by higher demand from existing customers such as GMAC (for business school applicants), NCLEX (for nurses) and the DSA/DVTA driving theory test. Additional contributions from new contracts included the American Board of Internal Medicine and the National Association Boards of Pharmacy. There were also strong renewals, including the Institute of Financial Services and the American Registry of Radiological Technologists.

Technology Publishing achieved good sales growth and significantly improved profitability, benefiting from a focused and refreshed front list, a favorable software release schedule and Safari Books Online, our electronic publishing platform (a joint venture with O’Reilly Media). Scott Kelby, a Peachpit author, is the top-selling US computer book author for the fourth consecutive year with titles including The iPod Book; The Digital Photography Book; and The Adobe Photoshop Lightroom Book for Digital Photographers. Good growth in Europe was helped by publishing for the new Windows Vista launch, a new partnership with Microsoft Press in the Netherlands and a successful move into digital publishing and training in Germany. Our business imprints Wharton School Publishing and FTPress, aided by Pearson’s global distribution and strong retail relationships, had a successful year. Wharton School Publishing was recognized by the Amazon.com Best Business Books of 2007 with We Are Smarter Than Me: How to Unleash the Power of Crowds in Your Business, by Barry Libert and Jon Spector, and Firms of Endearment: How World-Class Companies Profit from Passion and Purpose, by Rajendra S. Sisodia, David B. Wolfe and Jaqdish N. Sheth.

Overall margins in the Professional business were higher at 9.4% in 2007 compared to 8.9% in 2006 as margins continued to improve in both the testing and professional publishing businesses.

FT Publishing

Sales at FT Publishing increased by £64m or 23%, from £280m in 2006 to £344m in 2007. Adjusted operating profit from continuing operations increased by £29m, from £27m in 2006 to £56m in 2007. The sales and profit increase benefits from a full year contribution from Mergermarket, acquired in the second half of 2006.

After excluding additional sales from a full year of ownership of Mergermarket, FT Publishing sales were up by 12% with advertising revenues up by 10%. FT newspaper circulation was up 2% to almost 440,000 (for the July-December 2007 Audit Bureau of Circulation, or ABC, measuring period), with a 19% increase in subscriptions. Digital subscribers to the FT were up 13% to 101,000 and monthly unique users were up 30% to 5.7 million. Monthly page views were up 33% to 48.2 million. FT.com attracted 150,000 new registered users since the launch of its innovative new access model in October 2007. There was a strong trading performance at FT Business as integration with the FT Newspaper helped to generate additional revenue and reduce costs. Mergermarket experienced rapid revenue growth with 90%+ subscription renewal rates and a series of new product launches around the world including Pharmawire, Debtwire in Asia Pacific and dealReporter in emerging markets in Europe, Middle East and Africa.

The Economist, in which Pearson owns a 50% stake, increased its circulation by 9% to 1.3 million (for the July-December 2007 ABC period). FTSE, in which Pearson also owns a 50% stake, achieved double digit sales growth, benefiting from a strong new business performance, a joint venture with Xinhua Finance in China and strong growth in Exchange Traded Fund (ETF) licenses.

Small acquisitions of complementary subscription-based and digital businesses made their first contribution to FT Publishing’s results including: Infinata, a provider of research and business information to life science and financial services companies; and Exec-Appointments, a well-established global job site that focuses on the high-earning executive sector with approximately 200,000 registered executive users.

Overall margins at FT Publishing continued to increase as the newspaper becomes more profitable and in 2007 were 16.3% compared to 9.6% in 2006.

Interactive Data

Interactive Data, grew its sales by 4% from £332m in 2006 to £344m in 2007. Adjusted operating profit grew by 9% from £89m in 2006 to £97m in 2007. Interactive Data margins increased from 26.8% in 2006 to 28.2% in 2007. Both sales and adjusted operating profit were affected by the weakening US dollar, which we estimate reduced sales by £20m and adjusted operating profit by £6m when compared to the equivalent figures at constant 2006 exchange rates.

Sales growth at Interactive Data was driven primarily by strong sales to both existing and new institutional customers and a renewal rate of approximately 95% within the Institutional Services business. The business continued to focus on high value services and the Pricing and Reference Data business continued to generate good growth in North America and Europe. The business continues to broaden its coverage of complex securities by expanding its universe of European asset-backed and mortgage-backed securities. The business also launched a new web-based offering, the Basket Calculation Service, designed to provide clients with the indicative optimized portfolio value for equity and fixed income exchange traded funds. The Real-Time Services business achieved strong growth with new institutional sales in its two core product areas of real-time data feeds and managed solutions. There was growing adoption of the PlusFeed data service for algorithmic trading applications, a successful introduction of DirectPlus, a new ultra low latency direct exchange data service and excellent sales momentum for managed solutions in North America with new customers including media companies, online brokerages, stock exchanges and financial institutions. Fixed Income Analytics completed 30 new BondEdge® installations during the year and made good progress in the development of its next-generation BondEdge® platform. In the Active Trader Services business, eSignal experienced modest expansion of its direct subscriber base, delivered numerous innovations across its suite of Active Trader Services, and added new content and capabilities on its financial websites.

The Penguin Group

Penguin Group sales decreased slightly to £846m in 2007 from £848m in 2006 and adjusted operating profit up 12% to £74m in 2007 from £66m in 2006. Both sales and adjusted operating profit were affected by the weakening US dollar which we estimate reduced sales by £37m and adjusted operating profit by £4m when compared to the equivalent figures at constant 2006 exchange rates.

Penguin maintained its competitive performance in major markets with a successful global publishing performance led by Alan Greenspan’s The Age of Turbulence, with almost 1 million hard cover copies shipped worldwide, and Kim Edwards’ first novel, The Memory Keeper’s Daughter, a global #1 bestseller for Penguin in the US, UK, Australia and Canada. It was an outstanding year for bestsellers in the US with titles including Elizabeth Gilbert’s Eat, Pray, Love (4.4 million copies shipped); Khaled Hosseini’s A Thousand Splendid Suns (2.2 million); and Ken Follett’s World Without End (almost 1 million). UK bestsellers included Marian Keyes’ Anybody Out There?, Jamie Oliver’s Jamie at Home, Jeremy Clarkson’s Don’t Stop Me Now and Charlie Higson’s Double or Die. Also in the UK, it was a strong year for the Brands & Licensing division driven by The Dr Who Annual (the second bestselling children’s book of 2007) and bestselling In the Night Garden titles. DK delivered a strong global performance in traditional, custom and digital publishing, benefiting from innovative formats including The Human Body Book, personalized travel guides via traveldk.com and the first DK textbooks for higher education markets.

In Australia, sales growth was generated from a publishing schedule including Bryce Courtenay with The Persimmon Tree and Dr. Manny Noakes with CSIRO Total Wellbeing Diet Book 2. In India, Penguin India celebrated its 20th anniversary in 2007 with continued rapid growth. Penguin authors won all the major English language prizes in India’s national book awards: Vikram Chandra in fiction for Sacred Games, Vikram Seth in non-fiction for Two Lives and Kiran Desai in readers’ choice for The Inheritance of Loss. In China, Jiang Rong and Howard Goldblatt won the inaugural Man Asian Literary prize for Wolf Totem, to be published in English around the world by Penguin in 2008, and in South Africa, another strong year was led by John van de Ruit’s Spud: The Madness Continues.

Penguin continued to focus on efficiency and improvement in operating margins continues to benefit from the Pearson-wide renegotiation of major global paper, print and binding contracts and the integration of warehouse and back office operations in Australia and New Zealand. These efficiencies together with improved gross margins principally from innovation in formats such as the US premium paperback have helped to improve margins from 7.8% in 2006 to 8.7% in 2007.

Year ended December 31, 2006 compared to year ended December 31, 2005

Consolidated results of operations

Sales

Our total sales from continuing operations increased by £328m, or 9%, to £3,990m in 2006, from £3,662m in 2005. The increase reflected growth across all the businesses together with additional contributions from acquisitions made in both 2005 and 2006. The year on year growth was impacted by movements in exchange rates, particularly in the US dollar. 2006 sales, translated at 2005 average exchange rates, would have been £4,033m.

Pearson Education had another strong year with an increase in sales of 9%. The School business was the biggest contributor to this growth with an increase of 12%. Some of the School increase was due to the contribution from acquisitions made in 2006 and 2005 but we estimate that after excluding these acquisitions and restating at constant exchange rates that the growth would have been 6%. US School publishing sales were up 3% compared to an industry decline of 6% (source: Association of American Publishers) and the business took a leading share of the new US adoption market. School testing sales continued to improve even after growth in US school testing revenues of more than 20% in 2005. Higher Education growth was more modest at 2% in total but was up 4% in the US. Pearson’s US Higher Education business has grown faster than the industry for eight straight years. In the Professional business, Professional testing sales were up by more than 30% in 2006 following the successful start up of new contracts and a contribution from the newly acquired Promissor business. Professional publishing sales declined again in 2006 due to the continued industry-wide weakness in technology-related publishing.

The FT Group sales were 12% ahead of 2005. FT Publishing sales were up by 12% driven by higher advertising revenues at the Financial Times particularly in the online, luxury goods and corporate finance categories. Interactive Data sales were up by 12% with consistent organic growth and aided by contributions from the acquisition of IS.Teledata (re-branded Interactive Data Managed Solutions) and Quote.com.

Penguin’s sales grew by 5% with a record number of best sellers in the US and UK, an increase in market share in the UK and continued success with the premium paperback format in the US.

Pearson Education, our largest business sector, accounted for 63% of our continuing business sales in 2006 and 2005. North America continued to be the most significant source of our sales and as a proportion of total continuing sales contributed 65% in both 2006 and 2005.

Cost of goods sold and operating expenses

The following table summarizes our cost of sales and net operating expenses:

	Year Ended December 31
	2006	2005
	£m	£m

Cost of goods sold	1,841	1,713

Distribution costs	288	281
Administration and other expenses	1,462	1,309
Other operating income	(99)	(84)

Total	1,651	1,506

Cost of goods sold.  Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs and royalty charges. Our cost of sales increased by £128m, or 7%, to £1,841m in 2006, from £1,713m in 2005. The increase mainly reflected the increase in sales over the period although the overall gross margin also increased slightly from 53% in 2005 to 54% in 2006.

Distribution costs.  Distribution costs consisted primarily of shipping costs, postage and packing and are typically a fairly constant percentage of sales.

Administration and other expenses.  Our administration and other expenses increased by £153m, or 12%, to £1,462m in 2006, from £1,309m in 2005. As a percentage of sales they increased to 37% in 2006, from 36% in 2005. The increase in administration and other costs came principally from additional employee benefit expense, additional property costs and increased intangible amortization.

Other operating income.  Other operating income mainly consisted of freight recharges, sub-rights and licensing income and distribution commissions. Other operating income increased 18% to £99m in 2006 from £84m in 2005, with the increase mainly due to increased freight recharges.

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

Operating profit

The total operating profit increased by £25m, or 5%, to £522m in 2006 from £497m in 2005. This increase was due to increases across all the businesses, after taking account of the one-off gain from the sale of MarketWatch at FT Publishing of £40m in 2005 and a charge of £7m in 2006 at Penguin relating to an adjustment to goodwill following recognition of pre-acquisition tax losses. Operating profit in 2006, translated at 2005 average exchange rates, would have been £7m higher.

Operating profit attributable to Pearson Education increased by £44m, or 14%, to £352m in 2006, from £308m in 2005. The increase was due to continued improvement in School margins, the profit impact of strong sales and cost reductions in technology publishing in Professional testing. Operating profit attributable to the FT Group decreased by £17m, or 13%, to £112m in 2006, from £129m in 2005. This decrease was attributable to the absence in 2006 of the £40m profit from the sale of MarketWatch that was recorded in 2005. After excluding this item profits increased by £23m, £7m at Interactive Data and £16m at FT Publishing. The FT Publishing increase reflected the pick-up in advertising revenues. Operating profit attributable to the Penguin Group decreased by £2m, or 3%, to £58m in 2006, from £60m in 2005. The decrease was attributable to an adjustment to goodwill of £7m caused by the recognition of previously unrecognized tax losses relating to the acquisition of Dorling Kindersley in 2000.

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

Taxation

The total tax charge in 2006 of £4m represented just under 1% of pre-tax profits compared to a charge of £108m or 25% of pre-tax profits in 2005. The low tax rate in 2006 was mainly accounted for by two factors. First, in the light of the announcement of the disposal of Government Solutions, we were required to recognize a deferred tax asset in relation to capital losses in the US where previously we were not confident that the benefit of the losses would be realized prior to their expiry. Second, in the light of our trading performance in 2006 and our strategic plans, together with the expected utilization of US net operating losses in the Government Solutions sale, we have re-evaluated the likely utilization of operating losses both in the US and the UK; this has enabled us to increase the amount of the deferred tax asset carried forward in respect of such losses. The combined effect of these two factors was to create a non-recurring credit of £127m.

Minority interests

Following the disposal of our 79% holding in Recoletos and the purchase of the remaining 25% minority stake in Edexcel in 2005, our minority interests comprised mainly the minority share in Interactive Data. In January 2006, we increased our stake in Interactive Data reducing the minority interest from 39% to 38%.

Discontinued operations

On 22 February 2008 the Group completed the sale of its Data Management (Scanners) business and this business has been included in discontinued operations for the full year in 2006 and 2005. Operating profit for the Scanners business in 2006 was £13m compared to £15m in 2005.

In December 2007 the Group completed the sale of Groupe Les Echos and the results have been included in discontinued operations for 2006 and 2005. Operating profit for Les Echos in 2006 was £5m compared to £4m in 2005.

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

Profit for the year

The total profit for the financial year in 2006 was £469m compared to a profit in 2005 of £644m. The overall decrease of £175m was to the absence of the profits on disposal of Recoletos and MarketWatch reported in 2005. After taking account of these disposals there was an increase in profit in 2006 due to improvement in operating profits and the sharp reduction in tax due to the recognition of losses in 2006.

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

Exchange rate fluctuations

The weakening of the US dollar against sterling on an average basis had a negative impact on reported sales and profits in 2006 compared to 2005. Sales in 2006, translated at 2005 average exchange rates, would have been higher by £43m and 2006 operating profit, translated at 2005 average exchange rates, would have been higher by £7m.

Sales and operating profit by division

The following tables summarize our sales and operating profit for each of Pearson’s divisions. Adjusted operating profit is a non-statutory measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. See also note 2 of “Item 18. Financial Statements”.

In our adjusted operating profit we have excluded amortization and adjustment of acquired intangibles, other gains and losses and other net finance costs of associates. The amortization and adjustment of acquired intangibles is the amortization or subsequent adjustment of intangible assets acquired through business combinations. The charge is not considered to be fully reflective of the underlying performance of the Group. Other gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations but which distort the performance for the year.

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2006
		Higher		FT	Interactive
£m	School	Education	Professional	Publishing	Data	Penguin	Total

Sales	1,455	795	280	280	332	848	3,990
	36%	20%	7%	7%	8%	22%	100%
Total operating profit	167	161	24	30	82	58	522
	32%	31%	4%	6%	16%	11%	100%
Add back:
Amortization and adjustment of acquired intangibles	17	—	1	2	7	8	35
Other net gains and losses including associates	—	—	—	(4)	—	—	(4)
Other net finance costs of associates	—	—	—	(1)	—	—	(1)

Adjusted operating profit: continuing operations	184	161	25	27	89	66	552
Adjusted operating profit: discontinued operations	—	—	35	5	—	—	40

Total adjusted operating profit	184	161	60	32	89	66	592

	31%	27%	10%	6%	15%	11%	100%

	Year Ended December 31, 2005
		Higher		FT	Interactive
£m	School	Education	Professional	Publishing	Data	Penguin	Total

Sales	1,295	779	238	249	297	804	3,662
	36%	21%	6%	7%	8%	22%	100%
Total operating profit	142	156	10	54	75	60	497
	29%	31%	2%	11%	15%	12%	100%
Add back:
Amortization and adjustment of acquired intangibles	5	—	—	1	5	—	11
Other net gains and losses including associates	—	—	—	(40)	—	—	(40)
Other net finance costs of associates	—	—	—	2	—	—	2

Adjusted operating profit: continuing operations	147	156	10	17	80	60	470
Adjusted operating profit: discontinued operations	—	—	35	1	—	—	36

Total adjusted operating profit	147	156	45	18	80	60	506

	29%	31%	9%	3%	16%	12%	100%

School

School business sales increased by £160m, or 12%, to £1,455m in 2006, from £1,295m in 2005 and adjusted operating profit increased by £37m, or 25%, to £184m in 2006 from £147m in 2005. In addition to strong underlying growth in sales and profits, the School results in 2006 benefited from the inclusion of National Evaluation Systems (NES), Paravia Bruno Mondadori (PBM), Chancery and PowerSchool together with a number of smaller acquisitions all made in the first half of 2006 and from a full year contribution from AGS Publishing, acquired in July 2005. Offsetting these factors was the effect of the weakening of the US dollar, which we estimate reduced sales by £17m when compared to the equivalent figures at constant 2005 exchange rates.

In the US school market, Pearson’s school publishing revenues grew 3% against the Association of American Publishers’ estimate of a decline in the industry of 6%. New adoption market share was 33% in the adoptions where Pearson competed (and 30% of the total new adoption market). The School business now has the number one or number two market share in reading, math, science and social studies. US School testing sales were up in the high single digits even after growth in excess of 20% in 2005. School testing benefited from further contract wins, market share gains and leadership in onscreen marking, online testing and embedded (formative) assessment. The acquisition of NES providing customized assessments for teacher certification in the US has allowed us to expand in an attractive adjacent market. The School technology business grew both through the acquisitions of Chancery and PowerSchool and through organic growth in the digital curriculum business which continued to grow while investing in a new generation of digital products to meet the demands of school districts for personalized classroom learning.

The international School business, outside the US, continued to grow. The international testing business was again able to benefit from technology leadership. In the UK, we have marked over 9 million GCSE, AS and A-Level scripts, 4.6 million of which were marked on screen. In School publishing, the launch in the UK of ActiveTeach technology providing multimedia teaching resources has brought increased market share in math and science. The acquisition of PBM, one of Italy’s leading education publishers, has allowed us to expand our existing Italian business and integrate publishing, sales and marketing, distribution and back office operations. Our market leading school companies in Hong Kong and South Africa both outperformed their respective markets in 2006 and our worldwide English Language Training program for elementary schools, English Adventure (with Disney), was successfully launched in Asia and Latin America.

School margins improved again in 2006 and were up by 1.2% points to 12.6% with continued efficiency gains in central costs, production, distribution and software development.

Higher Education

Sales in Higher Education increased by £16m, or 2%, to £795m in 2006, from £779m in 2005. Adjusted operating profit increased by £5m, or 3%, to £161m in 2006 from £156m in 2005. Both sales and adjusted operating profit were affected by the weakening of the US dollar which reduced sales by £8m when compared to the equivalent figures at constant 2005 exchange rates.

In the US, the Higher Education sales were up by 4% (in US dollars) ahead of the Association of American Publishers’ estimate of industry growth once again. Over the past eight years, Pearson’s US Higher Education business has grown at an average annual rate of 7% compared to the industry’s average growth rate of 4%. In the US, there was rapid growth in the online learning businesses with approximately 4.5 million US college students using one of our online programs. Of these approximately 2.3 million register for an online course on one of our ‘MyLab’ online homework and assessment programs, an increase of almost 30% on 2005. In psychology and economics, two of the three largest markets in US higher education, Pearson published successful first edition bestsellers: Cicarrelli’s Psychology together with MyPsychLab and Hubbard’s Economics together with MyEconLab. Cicarrelli’s Psychology increased Pearson’s market share in the subject by 3% to 25% and was the bestselling launch of a first edition in the discipline in the past decade. Also in the US, the custom publishing business, which builds customized textbooks and online services around the courses of individual faculties or professors, continued its strong progress with another year of double-digit growth.

International Higher Education publishing sales grew by 3%, benefiting from good growth in local language publishing programs and an increasing focus on custom publishing and technology based assessment services with the MyLab suite of products.

Higher Education margins remained constant year on year with only a small increase of 0.3% points to 20.3% in 2006.

Professional

After excluding sales and adjusted operating profit from Government Solutions and the Data Management businesses which were reported as discontinued, Professional sales increased by £42m, or 18%, to £280m in 2006 from £238m in 2005. Adjusted operating profit from continuing operations increased by £15m to £25m in 2006, from £10m in 2005. Sales were only slightly affected by the weakening US dollar, which we estimate reduced sales by £1m when compared to the equivalent figures at constant 2005 exchange rates.

Professional testing sales were up more than 30% in 2006 benefiting in particular from the acquisition of Promissor and the successful start-up of the Graduate Management Admissions Test with 220,000 examinations delivered in 400 test centers in 96 countries during the first year of the new contract. Professional Testing has moved into profitability in 2006 compared to a break-even position in 2005. Technology publishing profits were up in 2006 as cost actions offset sales weakness in a market that continues to decline. There was a strong performance in other professional publishing with particular successes in the Wharton School Publishing and FTPress imprints.

Overall margins in the Professional business were significantly higher at 8.9% in 2006 compared to 4.2% in 2005 as the testing business moved into profitability and the technology publishing business took specific cost actions.

FT Publishing

After excluding sales and adjusted operating profit from Les Echos which was reported as discontinued, sales at FT Publishing increased by £31m or 12%, from £249m in 2005 to £280m in 2006. Adjusted operating profit from continuing operations increased by £10m, from £17m in 2005 to £27m in 2006. Much of the sales and profit increase was again at the FT newspaper and FT.com where sales were up 8% and profit increased by £9m to £11m.

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

Overall margins at FT Publishing continued to increase as the newspaper became more profitable and were 9.6% compared to 6.8% in 2005.

Interactive Data

Interactive Data, grew its sales by 12% from £297m in 2005 to £332m in 2006. Adjusted operating profit grew by 11% from £80m in 2005 to £89m in 2006. Both sales and adjusted operating profit were affected by the weakening US dollar, which reduced sales by £4m and adjusted operating profit by £1m when compared to the equivalent figures at constant 2005 exchange rates.

Interactive Data Pricing and Reference Data (formerly FT Interactive Data), Interactive Data’s largest business (approximately two-thirds of Interactive Data revenues) generated strong growth in North America and Europe. Growth was driven by sustained demand for fixed income evaluated pricing services and related reference data. Interactive Data Pricing and Reference Data continued to expand its market coverage, adding independent valuations of credit default swaps and other derivative securities. There was improved momentum at Interactive

Data Real-Time Services (formerly Comstock) with new sales to institutional clients and lower cancellation rates and also at eSignal with continued growth in its base of direct subscription terminals. The acquisition of Quote.com in March 2006 has expanded eSignal’s suite of real-time market data platforms and analytics and added two financial websites which enabled eSignal to generate strong growth through online advertising in 2006. IS.Teledata, acquired at the end of 2005 and rebranded Interactive Data Managed Solutions, contributed a full year of sales and profit for the first time in 2006.

Interactive Data margins remained roughly constant year on year at 26.8% in 2006 compared to 26.9% in 2005.

The Penguin Group

Penguin Group sales were up 5% to £848m in 2006 from £804m in 2005 and adjusted operating profit up 10% to £66m in 2006 from £60m in 2005. Both sales and adjusted operating profit were affected by the weakening US dollar which reduced sales by £13m and adjusted operating profit by £7m when compared to the equivalent figures at constant 2005 exchange rates.

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

Liquidity and capital resources

Cash flows and financing

Net cash generated from operations increased by £38m (or 6%), to £659m in 2007 from £621m in 2006, even after a one-off special contribution of £100m to our UK pension fund (over and beyond the normal funding requirement). This increase reflected stronger cash contributions from all businesses, together with further improvements in working capital management. In 2007, the average working capital to sales ratio for our book publishing businesses improved to 25.6% from 26.3% in 2006. Average working capital is the average month end balance in the year of inventory (including pre-publication), receivables and payables. In 2006, the net cash generated from operations decreased by £32m, or 5%, to £621m, from £653m in 2005. This reduction was entirely due to the weakening of the US dollar compared to sterling. The majority of the Group’s cash flows arise in US dollars, so any weakening of the US dollar reduces the Group’s cash flows in sterling terms. The closing rate for translation of dollar cash flows was $1.99 in 2007, $1.96 in 2006 ($1.72 in 2005). Underlying working capital efficiency continued to improve. On an average basis, the working capital to sales ratio for our book publishing businesses improved from 27.4% in 2005 to 26.3% in 2006.

Net interest paid was £90m in 2007 compared to £82m in 2006 and £72m in 2005. The 10% increase in 2007 over 2006 was primarily due to higher average interest rates in the UK and US. The 14% increase in 2006 over 2005 reflected the higher average debt resulting from the acquisitions made in the year and higher interest rates (particularly in the US).

Capital expenditure on property, plant and equipment was £86m in 2007 compared to £68m in 2006 and £76m in 2005. The increase in 2007 over 2006 reflects investment to update infrastructure, particularly at Penguin and FT Group. The reduction in 2006 compared to 2005 was due to the movement in US dollar exchange rates.

The acquisition of subsidiaries, joint ventures and associates accounted for a cash outflow of £476m in 2007 against £367m in 2006 and £253m in 2005. The principal acquisitions in 2007 were Harcourt Education International for £155m and eCollege for £266m. In 2006, the principal acquisition was of Mergermarket for £109m. The balance related to various smaller bolt-on acquisitions (primarily in the school segment) including those of National Evaluation Systems and Paravia Bruno Mondadori. The principal acquisitions in 2005 were of AGS for £161m within the School business and IS. Teledata for £29m by Interactive Data.

The sale of subsidiaries and associates produced a cash inflow of £469m in 2007 against £10m in 2006 and £430m in 2005. The principal disposals in 2007 were of Government Solutions for £278m and Les Echos for £156m. The disposal in 2006 relates entirely to the proceeds from the take-up of share options issued to minority shareholders. The principal disposals in 2005 were of Recoletos for net cash proceeds of £371m and MarketWatch for net cash proceeds of £54m.

The cash outflow from financing activities of £444m in 2007 represented the higher Group dividend (as the Group sought to match dividend growth more closely with earnings growth) and the repayment of one €591m bond, offset in part by drawings on the Group’s revolving credit facility. The cash outflow from financing of £348m in 2006 primarily reflects the payment of the Group dividend (at a higher dividend per share than 2005) and the repayment of a $250m bond at its maturity date. The cash outflow from financing of £321m in 2005 reflects the improved Group dividend (compared to 2004) and the repayment of bank borrowings following the sale of Recoletos.

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

At December 31, 2007, our net debt was £973m compared to net debt of £1,059m at December 31, 2006. Net debt is defined as all short-term, medium-term and long-term borrowing (including finance leases), less all cash, cash equivalents and liquid resources. Cash equivalents comprise short-term deposits with a maturity of up to 90 days, while liquid resources comprise short-term deposits with maturities of more than 90 days and other marketable instruments which are readily realizable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to £1,608m at December 31, 2007, compared to £1,743m at December 31, 2006. At December 31, 2007, cash and liquid resources were £560m, compared to £592m at December 31, 2006.

Contractual obligations

The following table summarizes the maturity of our borrowings and our obligations under non-cancelable operating leases.

	At December 31, 2007
		Less than	One to	Two to	After five
	Total	one year	two years	five years	years
	£m	£m	£m	£m	£m

Gross borrowings:
Bank loans, overdrafts and commercial paper	444	444	—	—	—
Variable rate loan notes	—	—	—	—	—
Bonds	1,150	105	176	264	605
Lease obligations	1,353	123	116	280	834

Total	2,947	672	292	544	1,439

At December 31, 2007 the Group had capital commitments for fixed assets, including finance leases already under contract, of £3m (2006: £nil). There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal claims. None of these claims or guarantees is expected to result in a material gain or loss.

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

We have in place two committed revolving credit facilities. The first is a $1.75bn revolving credit facility, of which $92m matures in May 2011 and the balance of $1.658bn matures in May 2012. The second facility is a $975m revolving credit facility, which has been amended since the balance sheet date and, assuming the company exercises its extension option, matures in December 2008. The company has a further option to extend $300m of the $975m facility to September 2009. At December 31, 2007, approximately $1.31bn and $695m were available under these facilities respectively. This included allocations to refinance short-term borrowings not directly drawn under the facility. Both credit facilities contain the same two key covenants measured for each 12 month period ending June 30 and December 31:

We must maintain the ratio of our profit before interest, tax and amortization to our net interest payable at no less than 3:1; and

We must maintain the ratio of our net debt to our EBITDA, which we explain below, at no more than 4:1.

“EBITDA” refers to earnings before interest, taxes, depreciation and amortization. We are currently in compliance with these covenants.

Treasury policy

Our treasury policy is described in note 15 of “Item 18. Financial Statements”. For a more detailed discussion of our borrowing and use of derivatives, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Related parties

There were no significant or unusual related party transactions in 2007, 2006 or 2005. Refer to note 36 in “Item 18. Financial Statements”.

Accounting principles

For a description of our principal accounting policies used refer to note 1 in “Item 18. Financial Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

We are managed by a board of directors and a chief executive who reports to the board and manages through a management committee. We refer to the board of directors and the chairman of the board of directors as our “senior management”.

The following table sets forth information concerning senior management, as of April 2008.

Name	Age	Position

Glen Moreno	64	Chairman
Marjorie Scardino	61	Chief Executive
David Arculus	61	Non-executive Director
David Bell	61	Director for People
Terry Burns	64	Non-executive Director
Patrick Cescau	59	Non-executive Director
Rona Fairhead	46	Chairman and Chief Executive, The FT Group
Robin Freestone	49	Chief Financial Officer
Susan Fuhrman	64	Non-executive Director
Ken Hydon	63	Non-executive Director
John Makinson	53	Chairman and Chief Executive, Penguin Group

Glen Moreno was appointed chairman of Pearson on October 1, 2005. He is the senior independent director of Man Group plc and a director of Fidelity International Limited.

Marjorie Scardino joined the board and became chief executive in January 1997. She is a member of Pearson’s nomination committee. She trained and practiced as a lawyer and was chief executive of The Economist Group from 1993 until joining Pearson. She is also a non-executive director of Nokia Corporation and a director of several charitable organizations.

David Arculus became a non-executive director in February 2006 and currently serves on the audit and nomination committees and as chairman of the personnel committee. He is a non-executive director of Telefonica SA, and was previously chairman of O2 plc from 2004 until it was acquired by Telefonica at the beginning of 2006. His previous roles include chairman of Severn Trent plc and IPC Group, chief operating officer of United Business Media plc and group managing director of EMAP plc.

David Bell became a director in March 1996. He was appointed Pearson’s director for people with responsibility for finding, keeping, rewarding and inspiring our employees across the Pearson Group. He is chairman of the Financial Times and Sadler’s Wells Theatre. He is also chairman of Crisis, a charity for the homeless and The Institute for War and Peace Reporting.

Terry Burns became a non-executive director in May 1999 and the senior independent director in February 2004. He currently serves on the nomination and personnel committees. He was the UK government’s chief economic advisor from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is chairman of Abbey National plc and Glas Cymru Limited and a non-executive director of Banco Santander Central Hispano. He has been chairman of Marks and Spencer Group plc since July 2006, having previously been deputy chairman from October 1, 2005.

Patrick Cescau became a non-executive director in April 2002. He joined the audit committee in January 2005, and is also a member of the nomination committee. He is currently group chief executive of Unilever.

Rona Fairhead became a director and was appointed chief financial officer of Pearson in June 2002, having previously served as deputy finance director from October 2001. She was appointed chief executive of the FT Group on June 12, 2006 and chairman of Interactive Data in September 2007. From 1996 until 2001, she worked at ICI plc, where she served as executive vice president, group control and strategy, and as a member of the executive committee from 1998. Prior to that, she worked for Bombardier Inc. in finance, strategy and operational roles. She is a non-executive director of HSBC Holdings plc and chairs the HSBC audit committee.

Robin Freestone became a director of Pearson and was appointed chief financial officer on June 12, 2006, having previously served as deputy chief financial officer since 2004. He was previously group financial controller of Amersham plc (now part of GE), having joined Amersham as chief financial officer of their health business in 2000. He is also a non-executive director and founder shareholder of eChem Limited.

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

John Makinson became chairman of the Penguin Group in May 2001 and its chief executive officer in June 2002. He served as Pearson’s finance director from March 1996 until June 2002. He is also chairman of the Institute of Public Policy Research and a director of The International Rescue Committee (UK).

New Appointments

Effective May 1, 2008, Pearson is making the following appointments to the board:

Coimbatore Krishnarao Prahalad is the Paul and Ruth McCracken distinguished University Professor of Corporate Strategy at the University of Michigan Ross School of business. He will serve as a non-executive director.

Will Ethridge is the chief executive of Pearson’s North American education business, spanning School, Higher Education and Professional publishing, assessment, technology and services. He will serve as an executive director.

Compensation of senior management

It is the role of the personnel committee (the Committee) to approve the remuneration and benefits packages of the executive directors, the chief executives of the principal operating companies and other members of the Pearson Management Committee. The Committee also takes note of the remuneration for those executives with base pay over a certain level, representing approximately the top 50 executives of the company.

Remuneration policy

Pearson seeks to generate a performance culture by operating incentive programs that support its business goals and reward their achievement. It is the company’s policy that total remuneration (base compensation plus short and long-term incentives) should reward both short and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance. Performance conditions for the company’s various performance-related annual or long-term incentive plans are linked to the company’s strategic objectives and aligned with the interests of shareholders. Share ownership is encouraged throughout the company.

Total remuneration is made up of fixed and performance-linked elements, with each element supporting different objectives. Base salary reflects competitive market level, role and individual contribution. Annual incentives motivate the achievement of annual strategic goals. Bonus share matching encourages executive directors and other senior executives to acquire and hold Pearson shares and aligns executives’ and shareholders’ interests. Long-term incentives drive long-term earnings and share price growth and value creation and align executives’ and shareholders’ interests.

Consistent with its policy, the Committee places considerable emphasis on the performance-linked elements i.e. annual incentives, bonus share matching and long-term incentives.

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

The financial performance measures relate to the company’s main drivers of business performance at both the corporate and operating company level. Performance is measured separately for each item. For each performance measure, the Committee establishes thresholds, target and maximum levels of different levels of payout.

With the exception of the chief executive, 10% of the total annual incentive opportunity for the executive directors and other members of the Pearson Management Committee is based on performance against personal objectives as agreed with the chief executive.

For 2008, the financial performance measures for Pearson plc are sales, growth in underlying adjusted earnings per share for continuing operations at constant exchange rates, average working capital as a ratio to sales and operating cash flow. For subsequent years, the measures will be set at the time.

For 2008, the Committee has reviewed the structure for annual incentives for executive directors other than the chief executive. Previously, this has expressed individual annual incentive opportunities by reference to base salary. In future, starting in 2008, these incentive opportunities will be expressed as absolute cash amounts. The Committee with the advice of the chief executive will determine the aggregate level of annual incentives and individual incentive opportunities taking into account all relevant factors. These factors may include the profitability of the company, individual roles and responsibilities, market annual incentive levels, and the performance required to achieve the maximum payout. In aggregate, the target individual incentive opportunities for the chief executive will be up to 0.4% of operating profit in the company’s operating plan each year.

For 2008, there is no change to the incentive opportunity for the chief executive which remains at 100% of base salary and 150% of salary at maximum. The average target individual incentive opportunity for the other executive directors is £381,000 (compared to £345,000 in 2007) and the maximum is twice target (as in 2007).

The annual incentive plans are discretionary and the Committee reserves the right to make adjustments to payouts up or down taking into account exceptional factors in line with the Committee’s existing policy.

The Committee will continue to review the annual incentive plans each year and to revise the performance measures, targets and individual incentive opportunities in light of current conditions.

Annual incentive payments do not form part of pensionable earnings.

For 2007, annual incentives for Marjorie Scardino, David Bell and Robin Freestone were based on the financial performance of Pearson plc. In the case of John Makinson, 60% of his annual incentive was based on the performance of Penguin Group and 30% on the financial performance of Pearson plc. In the case of Rona Fairhead, 60% of her annual incentive was based on the financial performance of FT Group and 30% on the financial performance of Pearson plc. In the case of David Bell, Rona Fairhead, Robin Freestone and John Makinson, 10% of their annual incentives was based on performance against personal objectives.

For Pearson plc, the performance measures were adjusted sales, earnings per share growth, average working capital to sales ratio and operating cash flow. Adjusted sales at £4,218m were above target but below maximum. Average working capital as a ratio to sales, operating cash flow of £684m and underlying growth in adjusted earnings per share at constant exchange rates consistent with reported adjusted earnings per share of 46.7p were all above maximum.

For FT Group, the performance measures were sales, operating profit and operating cash flow. Sales were above target but below maximum. Operating profit and operating cash flow were above maximum.

For Penguin Group, the performance measures were sales, operating margin, average working capital as a ratio to sales and operating cash flow. Performance across all measures was above maximum.

None of the executive directors was directly covered by the plans for the education businesses where the same performance measures applied.

Bonus share matching

We are asking shareholders by separate resolution to approve the renewal of the annual bonus share matching plan first approved by shareholders in 1998. The Committee has reviewed the operation of this plan since its introduction. Taking into account how plans of this type have evolved, we are seeking to renew the plan on broadly similar terms. We are proposing certain changes that we think are consistent with market practice, will simplify the plan and enhance take-up, particularly in our key market.

Subject to shareholders’ approval, the renewed annual bonus share matching plan will operate in 2008 in respect of annual incentives for 2007. The plan will continue to permit executive directors and senior executives around the company to invest up to 50% of any after-tax annual bonus in Pearson shares.

If the participant’s invested shares are held, they will be matched subject to earnings per share growth over the three-year performance period on a gross basis up to a maximum of one matching share for every one held i.e. the number of matching shares will be equal to the number of shares that could have been acquired with the amount of the pre-tax annual bonus taken in invested shares.

One matching share for every two invested shares held i.e. 50% of the maximum matching award, will be released if the company’s adjusted earnings per share increase in real terms by 3% per annum compound over the three-year performance period. One matching share for every one invested share held i.e. 100% of the maximum matching award, will be released if the company’s adjusted earnings per share increase in real terms by 5% per annum compound over the same period.

For real growth in adjusted earnings per share of between 3% and 5% per annum compound, the rate at which the participant’s invested shares will be matched will be calculated according to a straight-line sliding scale.

Real growth is calculated by reference to the UK Government’s Index of Retail Prices (All Items). We choose to test our earnings per share growth against UK inflation over three years to measure the company’s financial progress over the period to which the entitlement to matching shares relates.

Where matching shares vest in accordance with the plan, a participant will also receive ‘dividend’ shares representing the gross value of dividends that would have been paid on the matching shares during the holding period and re-invested.

The long-term incentive plan

At the annual general meeting in April 2006, shareholders approved the renewal of the long-term incentive plan first introduced in 2001.

Executive directors, senior executives and other managers are eligible to participate in the plan which can deliver restricted stock and/or stock options. The aim is to give the Committee a range of tools with which to link corporate performance to management’s long-term reward in a flexible way. It is not the Committee’s intention to grant stock options in 2008.

Restricted stock granted to executive directors vests only when stretching corporate performance targets over a specified period have been met. Awards vest on a sliding scale based on performance over the period. There is no retesting. The Committee determines the performance measures and targets governing an award of restricted stock prior to grant.

The performance measures that have applied since 2006 and that will apply for 2008 and subsequent awards for the executive directors are focused on delivering and improving returns to shareholders. These are relative total shareholder return, return on invested capital and earnings per share growth.

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

The Committee establishes each year the expected value of individual awards taking into account assessments by the Committee’s independent advisers of market practice for comparable companies, directors’ total remuneration relative to the market. In establishing the expected value of individual awards, the Committee also has regard to the face value of the awards and their potential value should the performance targets be met in full.

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

Retirement benefits

Executive directors participate in the pension arrangements set up for Pearson employees. Marjorie Scardino, John Makinson, Rona Fairhead and Robin Freestone will also have other retirement arrangements because of the cap on the amount of benefits that can be provided from the arrangements in the US and the UK.

The pension arrangements for all the executive directors include life insurance cover while in employment, and entitlement to a pension in the event of ill-health or disability. A pension for their spouse and/or dependants is also available on death.

In the US, the defined benefit arrangement is the Pearson Inc. Pension Plan. This plan provides a lump sum convertible to a pension on retirement. The lump sum accrued at 6% of capped compensation until December 31, 2001 when further benefit accruals ceased. Normal retirement is age 65 although early retirement is possible subject to a reduction for early payment. No increases are guaranteed for pensions in payment. There is a spouse’s pension on death in service and the option to provide a death in retirement pension by reducing the member’s pension.

The defined contribution arrangement in the US is a 401(k) plan. At retirement, the account balances will be used to provide benefits. In the event of death before retirement, the account balances will be used to provide benefits for dependants.

In the UK, the pension plan is the Pearson Group Pension Plan and executive directors participate in either the Final Pay or the Money Purchase 2003 section. Normal retirement age is 62 but, subject to company consent, retirement is currently possible after age 50. The accrued pension is reduced on retirement prior to age 60. Pensions in payment are guaranteed to increase each year at 5% or the increase in the Index of Retail Prices, if lower. Pensions for a member’s spouse, dependant children and/or nominated financial dependant are payable in the event of death.

Members of the Pearson Group Pension Plan who joined after May 1989 are subject to an upper limit of earnings that can be used for pension purposes, known as the earnings cap. This limit, £108,600 as at April 6, 2006, was abolished by the Finance Act 2004. However the Pearson Group Pension Plan has retained its own ‘cap’, which will increase annually in line with the UK Government’s Index of Retail Prices (All Items). The cap was £112,800 as at April 6, 2007.

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

David Bell

David Bell is a member of the Pearson Group Pension Plan. He is eligible for a pension of two-thirds of his final base salary at age 62 due to his long service but early retirement before that date is possible, subject to company consent.

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

John Makinson

John Makinson is a member of the Pearson Group Pension Plan under which his pensionable salary is restricted to the plan earnings cap. The company ceased contributions on December 31, 2001 to his FURBS arrangement. During 2002 it set up an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for him. The UURBS tops up the pension payable from the Pearson Group Pension Plan and the closed FURBS to target a pension of two-thirds of a revalued base salary on retirement at age 62. The revalued base salary is defined as £450,000 effective at June 1, 2002, increased at January 1 each year by reference to the increase in the UK Government’s Index of Retail Prices (All Items). In the event of his death a pension from the Pearson Group Pension Plan, the FURBS and the UURBS will be paid to his spouse or nominated financial dependant. Early retirement is possible from age 50, with company consent. The pension is reduced to reflect the shorter service, and before age 60, further reduced for early payment.

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

In accordance with the terms of his appointment, the Committee reviewed the chairman’s remuneration in 2007. In the light of this review, including a market assessment by Towers Perrin, the board approved the Committee’s recommendation that the chairman’s remuneration be increased to £450,000 per year with effect from January 1, 2007.

Non-Executive directors

Fees for non-executive directors are determined by the full board having regard to market practice and within the restrictions contained in Pearson’s articles of association. Non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of Pearson) and do not participate in the Pearson’s equity-based incentive plans.

In 2007, the board reviewed the level and structure of non-executive directors’ fees which had last been reviewed with effect from January 1, 2005. In the light of this review, which included a market assessment by Towers Perrin, the board agreed an increase in the basic fee, an increase in the fees for Committee chairmanship, audit committee membership, and the senior independent director and the removal of the previous separate fee for overseas meetings.

The level and structure of non-executive directors’ fee effective from July 1, 2007 is as follows:

Fees payable from
July 1, 2007 (£)

Non-executive director fee	60,000
Chairmanship of audit committee	20,000
Chairmanship of personnel committee	15,000
Membership of audit committee	10,000
Membership of personnel committee	5,000
Senior independent director	15,000

A minimum of 25% of the basic fee is paid in Pearson shares that the non-executive directors have committed to retain for the period of their directorships.

Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Remuneration of senior management

Excluding contributions to pension funds and related benefits, senior management remuneration for 2007 was as follows:

	Salaries/	Annual
	Fees	incentive	Allowances(1)	Benefits(2)	Total(3)
	£000	£000	£000	£000	£000

Chairman
Glen Moreno	450	—	—	—	450
Executive directors
Marjorie Scardino	900	1,341	52	39	2,332
David Bell	442	650	—	19	1,111
Rona Fairhead	487	693	—	27	1,207
Robin Freestone	405	597	—	15	1,017
John Makinson	507	743	169	29	1,448

Senior management as a group	3,191	4,024	221	129	7,565

Notes:

(1)	Allowances for Marjorie Scardino include £41,760 in respect of housing costs and a US payroll supplement of £10,446. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US and received £168,545 for 2007.

(2)	Benefits include company car, car allowance, health care and, for Marjorie Scardino, pension planning and financial advice. Marjorie Scardino, Rona Fairhead, David Bell and John Makinson have the use of a chauffeur.

(3)	No amounts as compensation for loss of office and no expense allowances chargeable to UK income tax were paid during the year.

Share options of senior management

This table sets forth for each director the number of share options held as of December 31, 2007 as well as the exercise price, rounded to the nearest whole pence/cent, and the range of expiration dates of these options.

	Number of			Exercise	Earliest
Director	Options	(1)		Price	Exercise Date	Expiry Date

Marjorie Scardino(2)	176,556	a	*	973.3p	09/14/01	09/14/08
	5,660	a	*	1090.0p	09/14/01	09/14/08
	37,583	c	*	1372.4p	06/08/02	06/08/09
	37,583	c	*	1647.5p	06/08/02	06/08/09
	41,550	d	*	1421.0p	05/09/02	05/09/11
	41,550	d	*	1421.0p	05/09/03	05/09/11
	41,550	d	*	1421.0p	05/09/04	05/09/11
	41,550	d	*	1421.0p	05/09/05	05/09/11

Total	423,582			—

David Bell	20,496	a	*	973.3p	09/14/01	09/14/08
	373	b		507.6p	08/01/08	02/01/09
	297	b		629.6p	08/01/09	02/01/10
	821	b		690.4p	08/01/10	02/01/11
	18,705	c	*	1372.4p	06/08/02	06/08/09
	18,705	c	*	1647.5p	06/08/02	06/08/09
	16,350	d	*	1421.0p	05/09/02	05/09/11
	16,350	d	*	1421.0p	05/09/03	05/09/11
	16,350	d	*	1421.0p	05/09/04	05/09/11
	16,350	d	*	1421.0p	05/09/05	05/09/11

Total	124,797			—

Rona Fairhead	1,904	b	*	494.8p	08/01/07	02/01/08
	2,371	b		690.4p	08/01/12	02/01/13
	20,000	d	*	822.0p	11/01/02	11/01/11
	20,000	d	*	822.0p	11/01/03	11/01/11
	20,000	d	*	822.0p	11/01/04	11/01/11

Total	64,275			—

Robin Freestone	1,866	b		507.6p	08/01/08	02/01/09

Total	1,866			—

John Makinson	30,576	a	*	973.3p	09/14/01	09/14/08
	4,178	b		424.8p	08/01/10	02/01/11
	21,477	c	*	1372.4p	06/08/02	06/08/09
	21,477	c	*	1647.5p	06/08/02	06/08/09
	19,785	d	*	1421.0p	05/09/02	05/09/11
	19,785	d	*	1421.0p	05/09/03	05/09/11
	19,785	d	*	1421.0p	05/09/04	05/09/11
	19,785	d	*	1421.0p	05/09/05	05/09/11

Total	156,848			—

Notes:

(1)	Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; and d long-term incentive; and * where options are exercisable.

a	Executive

The plans under which these options were granted were replaced with the introduction of the long-term incentive plan in 2001. No executive options have been granted to the directors since 1998. All options that remain outstanding are exercisable (all performance conditions having already been met prior to 2007) and lapse if they remain unexercised at the tenth anniversary of the date of grant.

b	Worldwide save for shares

The acquisition of shares under the worldwide save for shares plan is not subject to the satisfaction of a performance target.

c	Premium priced

The plan under which these options were granted was replaced with the introduction of the long-term incentive plan in 2001. No Premium Priced Options (PPOs) have been granted to the directors since 1999. The share price targets for the three-year and five-year tranches of PPOs granted in 1999 have already been met prior to 2007. The share price target for the seven-year tranche of PPOs granted in 2000 was not met in 2007 and the options lapsed. The secondary real growth in earnings per share target for any PPOs to become exercisable has already been met prior to 2007. All PPOs that remain outstanding lapse if they remain unexercised at the tenth anniversary of the date of grant.

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

Share ownership of senior management

The table below sets forth the number of ordinary shares and restricted shares held by each of our directors as at March 31, 2008. Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options for Senior Management”. The total number of ordinary shares held by senior management as of March 31, 2008 was 1,246,083 representing less than 1% of the issued share capital on March 31, 2008.

	Ordinary	Restricted
As at March 31, 2008	shares(1)	shares(2)

Glen Moreno	180,000	—
Marjorie Scardino	400,886	1,825,384
David Arculus	10,545	—
David Bell	172,896	631,408
Terry Burns	8,792	—
Patrick Cescau	3,079	—
Rona Fairhead	123,460	742,896
Robin Freestone	7,930	278,143
Susan Fuhrman	5,726	—
Ken Hydon	7,494	—
John Makinson	306,592	696,012
Rana Talwar (resigned April 27, 2007)	18,683	—

Notes:

(1)	Amounts include shares acquired by individuals under the annual bonus share matching plan and amounts purchased in the market by individuals.

(2)	Restricted shares comprise awards made under the annual bonus share matching and long-term incentive plans. The number of shares shown represents the maximum number of shares which may vest, subject to the performance conditions being fulfilled.

Employee share ownership plans

Worldwide save for shares and US employee share purchase plans

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

Board Practices

Our board currently comprises the chairman, who is a part-time non-executive director, five executive directors and five non-executive directors. Our articles of association provide that at every annual general meeting, one-third of the board of directors, or the number nearest to one-third, shall retire from office. The directors to retire each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election. If at any annual general meeting, the place of a retiring director is not filled, the retiring director, if willing, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that director has been put to the meeting and lost. Our articles of association also provide that every director be subject to re-appointment by shareholders at the next annual general meeting following their appointment.

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

Personnel committee

This committee meets regularly to decide the remuneration and benefits of the executive directors and the chief executives of our three operating divisions. The committee also recommends the chairman’s remuneration to the board of directors for its decision and reviews management development and succession plans. David Arculus chairs this committee and its other members are Terry Burns and Glen Moreno.

Nomination committee

This committee meets from time to time as necessary to consider the appointment of new directors. The committee is chaired by Glen Moreno and comprises Marjorie Scardino and all of the non-executive directors.

Employees

The average number of persons employed by us during each of the three fiscal years ended 2007 were as follows:

•	32,692 in fiscal 2007,

•	34,341 in fiscal 2006, and

•	32,203 in fiscal 2005.

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

The table set forth below shows for 2007, 2006 and 2005 the average number of persons employed in each of our operating divisions.

Average number employed	2007	2006	2005

School	12,906	11,064	10,133
Higher Education	5,098	4,368	4,196
Professional	3,458	3,204	3,259
Penguin	4,163	3,943	4,051
FT Publishing	2,083	1,766	1,434
Interactive Data	2,300	2,200	1,956
Other	1,614	1,669	1,573

Continuing operations	31,622	28,214	26,602

Discontinued operations	1,070	6,127	5,601

Total	32,692	34,341	32,203

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

To our knowledge, as of March 31, 2008, the only beneficial owners of 3% or more of our issued and outstanding ordinary share capital were Templeton Global Advisors Ltd which owned 56,508,060 ordinary shares representing 6.99% of our outstanding ordinary shares, Aviva plc which owned 41,301,715 ordinary shares representing 5.11% of our outstanding ordinary shares and Legal & General Group plc which owned 33,336,528 ordinary shares representing 4.12% of our outstanding ordinary shares. On March 31, 2008, record holders with registered addresses in the United States held 30,237,762 ADRs, which represented 3.74% of our outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of beneficial owners in the United States.

Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2007 are shown in note 13 in “Item 18. Financial Statements.” Amounts due from joint ventures and associates are set out in note 20 and dividends receivable from joint ventures and associates are set out in note 13 in “Item 18. Financial Statements”. There were no other related party transactions in 2007.

ITEM 8.	FINANCIAL INFORMATION

The financial statements filed as part of this Annual Report are included on pages F-1 through F-70 hereof.

Other than those events described in note 37 in “Item 18. Financial Statements” of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to our financial condition or results of operations since December 31, 2007. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

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

The ADSs trade on the New York Stock Exchange under the symbol “PSO”.

The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

•	on an annual basis for our five most recent fiscal years,

•	on a quarterly basis for our most recent quarter and two most recent fiscal years, and

•	on a monthly basis for the six most recent months.

	Ordinary shares		Average daily
Reference period	High	Low	trading volume
	(In pence)		(Ordinary shares)

Five most recent fiscal years
2007	915	695	6,405,600
2006	811	671	5,004,500
2005	695	608	5,296,700
2004	682	579	6,219,200
2003	680	430	6,631,800
Most recent quarter and two most recent fiscal years
2008 First quarter	733	682	5,083,300
2007 Fourth quarter	798	695	5,156,300
Third quarter	843	729	6,481,400
Second quarter	915	825	7,390,600
First quarter	872	762	6,632,100
2006 Fourth quarter	796	742	3,979,500
Third quarter	767	689	3,900,700
Second quarter	798	688	5,728,800
First quarter	812	671	6,395,400
Most recent six months
March 2008	700	648	5,124,400
February 2008	696	636	3,831,400
January 2008	733	621	6,110,700
December 2007	755	695	3,917,200
November 2007	792	712	3,714,700
October 2007	798	742	7,540,100

ITEM 10.	ADDITIONAL INFORMATION

Memorandum and articles of association

We summarize below the material provisions of our memorandum and articles of association, as amended, which have been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2007. The summary below is qualified entirely by reference to the Memorandum and Articles of Association. We have multiple business objectives and purposes and are authorized to do such things as the board may consider fit to further our interests or incidental or conducive to the attainment of our objectives and purposes.

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

Other provisions relating to directors

Under the articles of association, directors are paid out of our funds for their services as we may from time to time determine by ordinary resolution and, in the case of non-executive directors, up to an aggregate of £750,000 or such other amounts as resolved by the shareholders at a general meeting. Directors currently are not required to be qualified by owning our shares. Changes to the Companies Act, which came into force on April 7, 2007, now permit the appointment of a director age 70 or over.

Annual general meetings

Shareholders’ meetings could previously be either annual general meetings or extraordinary general meetings. However the concept of an extraordinary meeting has not been retained by the Companies Act 2006 and shareholder meetings can now only be annual general meetings.

The following matters are usually transacted at an annual general meeting:

•	approving dividends;

•	consideration of the accounts and balance sheet;

•	ordinary reports of the board of directors and auditors and any other documents required to be annexed to the balance sheet;

•	as holders of ordinary shares vote for the election of one-third of the members of the board of directors at every annual general meeting, the appointment or election of directors in the place of those retiring by rotation or otherwise;

•	appointment or reappointment of, and determination of the remuneration of, the auditors; and

•	the renewal, limitation, extension, variation or grant of any authority of or to the board, pursuant to the Companies Act 1985, to allot securities.

We hold our annual general meeting within fifteen months after the date of the preceding annual general meeting, at a place and time determined by the board.

The board may call a general meeting whenever it thinks fit. If at any time there are not within the United Kingdom sufficient directors capable of acting to form a quorum, any director or any two members may convene a general meeting in the same manner as nearly as possible as that in which meetings may be convened by the board.

No business shall be dealt with at any general meeting unless a quorum is present when the meeting proceeds to business. Three members present in person and entitled to vote shall be a quorum for all purposes. A corporation being a member shall be deemed to be personally present if represented by its duly authorized representative.

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

Ordinary shares

Certificates representing ordinary shares are issued in registered form and, subject to the terms of issue of those shares, are issued following allotment or receipt of the form of transfer bearing the appropriate stamp duty by our registrars, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6TH, United Kingdom, telephone number +44-845-607-6838.

Share capital

Any share may be issued with such preferred, deferred or other special rights or other restrictions as we may determine by way of a shareholders’ vote in general meeting. Subject to the Companies Act 2006, any shares may be issued on terms that they are, or at our or the shareholders’ option are, liable to be redeemed on such terms and in such manner as we, before the issue of the shares, may determine by special resolution of the shareholders.

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

Changes in capital

We may from time to time, by ordinary resolution:

•	consolidate and divide our share capital into shares of a larger amount than its existing shares; or

•	sub-divide all of or any of our existing shares into shares of smaller amounts than is fixed by the Memorandum of Association, subject to the Companies Act 2006; or

•	cancel any shares which, at the date of passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

In the event that a shareholder or other person appearing to the board of directors to be interested in ordinary shares fails to comply with a notice requiring him or her to provide information with respect to their interest in voting shares pursuant to section 820 of the Companies Act 2006, we may serve that shareholder with a notice of default. After service of a default notice, that shareholder shall not be entitled to attend or vote at any general meeting or at a separate meeting of holders of a class of shares or on a poll until he or she has complied in full with our information request.

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

No provision of our articles of association expressly governs the ordinary share ownership threshold above which shareholder ownership must be disclosed. Under the Companies Act 2006, any person who acquires, either alone or, in specified circumstances, with others:

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

Material contracts

Pearson has not entered into any contracts outside the ordinary course of business during the two year period immediately preceding the date of this annual report.

Executive employment contracts

We have entered into agreements with each of our executive directors pursuant to which such executive director is employed by us. These agreements describe the duties of such executive director and the compensation to be paid by us. See “Item 6. Directors, Senior Management and Employees — Compensation of Senior Management”. Each agreement may be terminated by us on 12 months’ notice or by the executive director on six months’ notice. In the event we terminate any executive director without giving the full 12 months’ advance notice, the executive director is entitled to receive liquidated damages equal to 12 months’ base salary and benefits together with a proportion of potential bonus.

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

Tax considerations

The following is a discussion of the material US federal income tax considerations and UK tax considerations arising from the acquisition, ownership and disposition of ordinary shares and ADSs by a US holder. A US holder is:

•	an individual citizen or resident of the US, or

•	a corporation created or organized in or under the laws of the US or any of its political subdivisions, or

•	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

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

UK income taxation of distributions

The UK does not impose dividend withholding tax on dividends paid to US holders.

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

A distribution by the Company to noncorporate shareholders before 2011 will be taxed as net capital gain at a maximum rate of 15%, provided certain holding periods are met, to the extent such distribution is treated as a dividend under US federal income tax principles.

UK income taxation of capital gains

Under the Income Tax Treaty, each country generally may tax capital gains in accordance with the provisions of its domestic law. Under present UK law, a US holder that is not a resident, and, in the case of an individual, not ordinarily resident, in the UK for UK tax purposes and who (in the case of an individual) does not carry on a trade, profession or vocation in the UK through a branch or agency, or (in the case of a company) does not carry on a trade in the UK through a UK permanent establishment, to which ordinary shares or ADSs are attributable will not be liable for UK taxation on capital gains or eligible for relief for allowable losses, realized on the sale or other disposal (including redemption) of these ordinary shares or ADSs.

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

Estate and gift tax

The current Estate and Gift Tax Convention, or the Convention, between the US and the UK generally relieves from UK Inheritance Tax (the equivalent of US Estate and Gift Tax) the transfer of ordinary shares or of ADSs where the transferor is domiciled in the US, for the purposes of the Convention. This relief will not apply if the ordinary shares or ADSs are part of the business property of an individual’s permanent establishment in the UK or pertain to the fixed base in the UK of a person providing independent personal services. If no relief is given under the Convention, inheritance tax may be charged on the amount by which the value of the transferor’s estate is reduced as a result of any transfer made by way of gift or other gratuitous transfer by an individual, in general within seven years of death, or on the death of an individual. In the unusual case where ordinary shares or ADSs are subject to both UK Inheritance Tax and US Estate or Gift Tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Convention.

Stamp duty

No stamp duty or stamp duty reserve tax (SDRT) will be payable in the UK on the purchase or transfer of an ADS, provided that the ADS, and any separate instrument or written agreement of transfer, remain at all times outside the UK and that the instrument or written agreement of transfer is not executed in the UK. Stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares, where ordinary shares are issued or transferred to a person whose business is or includes issuing depositary receipts, or to a nominee or agent for such a person.

A transfer for value of the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration. A transfer of ordinary shares from a nominee to its beneficial owner, including the transfer of underlying ordinary shares from the Depositary to an ADS holder, under which no beneficial interest passes should not, from March 13, 2008, be subject to stamp duty or SDRT under legislation announced and to be enacted in the Finance Act 2008.

Close company status

We believe that the close company provisions of the UK Income and Corporation Taxes Act 1988 do not apply to us.

Documents on display

Copies of our Memorandum and Articles of Association and filed as exhibits to this Annual Report and certain other documents referred to in this Annual Report are available for inspection at our registered office at 80 Strand, London WC2R 0RL (c/o the Company Secretary), or, in the US, at the registered office of Pearson Inc. at 1330 Avenue of the Americas, 7th Floor, New York, New York, during usual business hours upon reasonable prior request.

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

We have formulated policies for hedging exposures to interest rate and foreign exchange risk, and have used derivatives to ensure compliance with these policies. Although the majority of our derivative contracts were transacted without regard to existing IFRS requirements on hedge accounting, during 2007 and 2006 we qualified for hedge accounting under IFRS on a number of our key derivative contracts.

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

The principal method of hedging interest rate risk is to enter into an agreement with a bank counterparty to pay a fixed rate and receive a variable rate, known as a swap. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and variable-rate amounts calculated by reference to an agreed notional principal amount. The majority of the Group’s swap contracts are US dollar denominated, and some of them have deferred start dates, in order to maintain the desired risk profile as other contracts mature. The variable rates received are normally based on three-month or six-month LIBOR, and the dates on which these rates are set do not necessarily exactly match those of the hedged borrowings. Management believes that our portfolio of these types of swaps is an efficient hedge of our portfolio of variable rate borrowings.

In addition, from time to time, the Group issues bonds or other capital market instruments to refinance existing debt. To avoid the fixed rate on a single transaction unduly influencing our overall net interest expense, our typical practice is to enter into a related derivative contract effectively converting the interest rate profile of the bond transaction to a variable interest rate. In some cases, the bond issue is denominated in a different currency to the Group’s desired borrowing risk profile and the Group enters into a related cross currency interest rate swap in order to maintain this risk profile, which is predominantly borrowings denominated in US dollars.

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

Currency exchange rates

Although the Group is based in the UK, it has significant investments in overseas operations. The most significant currency in which the Group trades is the US dollar.

The Group’s policy is to align approximately the currency composition of its core net borrowings with its forecast operating profit before depreciation and amortization. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. This policy applies only to currencies that account for more than 15% of group operating profit, which currently are the US dollar and sterling. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. In addition, the Group’s policy does not require existing currency debt to be terminated to match declines in that currency’s share of Group operating profit. At December 31, 2007 the Group’s net borrowings in our main currencies (taking into account the effect of cross currency rate swaps) were: US dollar £1,119m, and sterling £45m.

The Group uses both currency denominated debt and derivative instruments to implement the above policy. Its intention is that gains/losses on the derivatives and debt offset the losses/gains on the foreign currency assets and income. Each quarter the value of hedging instruments is monitored against the assets in the relevant currency and, where practical, a decision is made whether to treat the debt or derivative as a net investment hedge (permitting foreign exchange movements on it to be taken to reserves) for the purposes of reporting under IFRS.

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

Forward foreign exchange contracts

The Group sometimes uses forward foreign exchange contracts where a specific major project or forecasted cash flow, including acquisitions and disposals, arises from a business decision that has used a specific foreign exchange rate. The Group’s policy is to effect routine transactional conversions between currencies, for example to collect receivables or settle payables, at the relevant spot exchange rate.

The Group seeks to offset purchases and sales in the same currency, even if they do not occur simultaneously. In addition, its debt and cash portfolios management gives rise to temporary currency shortfalls and surpluses. Both of these activities require using short-dated foreign exchange swaps between currencies.

Although the Group prepares its consolidated financial statements in sterling, significant sums have been invested in overseas assets, particularly in the US. Therefore, fluctuations in currency exchange rates, particularly between the US dollar and sterling, and to a lesser extent between the euro and sterling, are likely to affect shareholders’ funds and other accounting values.

Derivatives

Under IFRS, the Group is required to record all derivative instruments on the balance sheet at fair value. Derivatives not classified as hedges are adjusted to fair value through earnings. Changes in fair value of the derivatives that the Group has designated and that qualify as effective hedges are either recorded in other comprehensive income or are offset in earnings by the corresponding movement in the fair value of the underlying hedged item. Any ineffective portion of derivatives that are classified as hedges is immediately recognized in earnings.

In 2007 and 2006 the Group met the prescribed designation requirements and hedge effectiveness tests under IFRS for some of its derivative contracts. As a result, the movements in the fair value of the effective portion of fair value hedges and net investment hedges have been offset in earnings and other comprehensive income respectively by the corresponding movement in the fair value of the underlying hedged item.

In line with the Group’s treasury policy, none of these instruments were considered trading instruments and each instrument was transacted solely to match an underlying financial exposure.

Quantitative information about market risk

The sensitivity of the Group’s derivative portfolio to changes in interest rates is found in note 15 of “Item 18. Financial Statements”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007 was carried out by us under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that Pearson’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate to allow such timely decision regarding required disclosures. A controls system, no matter how well designed and operated cannot provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected, and that such information is accumulated and communicated to management, including the principal executive and principal financial officers, as appropriate, to allow such timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of internal control over financial reporting, as at December 31, 2007, and has concluded that such internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2007, has also audited the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

Change in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 20-F, Pearson has made no significant changes to its internal control over financial reporting that have materially affected or are reasonably likely to materially affect Pearson’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Board of Directors of Pearson plc have determined that Ken Hydon is an audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission.

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

Auditors’ Remuneration	2007	2006
	£m	£m

Audit fees	3	5
Audit-related fees	1	4
Tax fees	2	1
All other fees	1	1

Audit fees include £35,000 (2006: £35,000) of audit fees relating to the audit of the parent company.

Audit-related fees represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the appointed auditor. In particular, this includes fees for attestation under section 404 of the Sarbanes-Oxley Act.

Tax services include services related to tax planning and various other tax advisory services.

All other fees include fees for services relating to the disposal of the Data Management business, due diligence on acquisitions and advisory services in relation to information technology and section 404.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

				Maximum
				number
			Total number of	of shares that
			units purchased	may yet be
			as part of publicly	purchased under
	Total number of	Average price	announced plans	the plans or
Period	shares purchased	paid per share	or programs	programs

February 1, 2007 - February 28, 2007	1,000,000	£8.19	N/A	N/A
June 1, 2007 - June 30, 2007	2,500,000	£8.39	N/A	N/A
December 1, 2007 - December 31, 2007	1,400,000	£7.31	N/A	N/A

Purchases of shares were made to satisfy obligations under Pearson employee share award programs. All purchases were made in open-market transactions. None of the foregoing share purchases was made as part of a publicly announced plan or program.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are included on pages F-1 through F-70 hereof.

ITEM 19.	EXHIBITS

1.1	Memorandum and Articles of Association of Pearson plc.
8.1	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer.
12.2	Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer.
13.2	Certification of Chief Financial Officer.
15	Consent of PricewaterhouseCoopers LLP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pearson plc

We have completed an integrated audit of Pearson plc’s December 31, 2007 and December 31, 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2007 and an audit of its December 31, 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of recognized income and expense present fairly, in all material respects, the financial position of Pearson plc and its subsidiaries (the “Group”) at December 31, 2007 and December 31, 2006 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Group’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our audits which were integrated in 2007 and 2006.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

London
United Kingdom
April 25, 2008

Consolidated Income Statement
Year ended 31 December 2007
All figures in £ millions

	Notes	2007	2006	2005

Continuing operations
Sales	2	4,162	3,990	3,662
Cost of goods sold	4	(1,910)	(1,841)	(1,713)

Gross profit		2,252	2,149	1,949
Operating expenses	4	(1,701)	(1,651)	(1,506)
Other net gains and losses	5	—	—	40
Share of results of joint ventures and associates	13	23	24	14

Operating profit	2	574	522	497
Finance costs	7	(150)	(133)	(132)
Finance income	7	44	59	62

Profit before tax		468	448	427
Income tax	8	(131)	(4)	(108)

Profit for the year from continuing operations		337	444	319
(Loss)/profit for the year from discontinued operations	3	(27)	25	325

Profit for the year		310	469	644

Attributable to:
Equity holders of the Company		284	446	624
Minority interest		26	23	20

Earnings per share for profit from continuing and discontinued operations attributable to the equity holders of the Company during the year (expressed in pence per share)
— basic	9	35.6p	55.9p	78.2p
— diluted	9	35.6p	55.8p	78.1p

Earnings per share for profit from continuing operations attributable to the equity holders of the Company during the year (expressed in pence per share)
— basic	9	39.0p	52.7p	37.5p
— diluted	9	39.0p	52.6p	37.4p

Consolidated Statement of Recognised Income and Expense
Year ended 31 December 2007
All figures in £ millions

	Notes	2007	2006	2005

Net exchange differences on translation of foreign operations	29	25	(417)	327
Actuarial gains on retirement benefit obligations	25	80	107	26
Taxation on items charged to equity	8	29	12	12

Net income/(expense) recognised directly in equity		134	(298)	365
Profit for the year		310	469	644

Total recognised income and expense for the year		444	171	1,009

Attributable to:
Equity holders of the Company		418	148	989
Minority interest		26	23	20

Effect of transition adjustment on adoption of IAS 39
Attributable to:
Equity holders of the Company		—	—	(12)

Consolidated Balance Sheet
As at 31 December 2007
All figures in £ millions

	Notes	2007	2006

Assets
Non-current assets
Property, plant and equipment	11	355	348
Intangible assets	12	3,814	3,581
Investments in joint ventures and associates	13	20	20
Deferred income tax assets	14	328	417
Financial assets — Derivative financial instruments	17	23	36
Retirement benefit assets	25	62	—
Other financial assets	16	52	17
Other receivables	20	129	124

		4,783	4,543
Current assets
Intangible assets — Pre-publication	18	450	402
Inventories	19	368	354
Trade and other receivables	20	946	953
Financial assets — Derivative financial instruments	17	28	50
Financial assets — Marketable securities		40	25
Cash and cash equivalents (excluding overdrafts)	21	560	592

		2,392	2,376
Non-current assets classified as held for sale	31	117	294

		2,509	2,670

Total assets		7,292	7,213

Consolidated Balance Sheet (Continued)
As at 31 December 2007
All figures in £ millions

	Notes	2007	2006

Liabilities
Non-current liabilities
Financial liabilities — Borrowings	22	(1,049)	(1,148)
Financial liabilities — Derivative financial instruments	17	(16)	(19)
Deferred income tax liabilities	14	(287)	(245)
Retirement benefit obligations	25	(95)	(250)
Provisions for other liabilities and charges	23	(44)	(29)
Other liabilities	24	(190)	(162)

		(1,681)	(1,853)
Current liabilities
Trade and other liabilities	24	(1,050)	(998)
Financial liabilities — Borrowings	22	(559)	(595)
Current income tax liabilities		(96)	(74)
Provisions for other liabilities and charges	23	(23)	(23)

		(1,728)	(1,690)
Liabilities directly associated with non-current assets classified as held for sale	31	(9)	(26)

Total liabilities		(3,418)	(3,569)

Net assets		3,874	3,644

Equity
Share capital	27	202	202
Share premium	27	2,499	2,487
Treasury shares	28	(216)	(189)
Other reserves	29	(514)	(592)
Retained earnings	29	1,724	1,568

Total equity attributable to equity holders of the Company		3,695	3,476
Minority interest		179	168

Total equity		3,874	3,644

These financial statements have been approved for issue by the board of directors on 13 March 2008 and signed on its behalf by

Robin Freestone, Chief financial officer

Consolidated Cash Flow Statement
Year ended 31 December 2007
All figures in £ millions

	Notes	2007	2006	2005

Cash flows from operating activities
Net cash generated from operations	33	659	621	653
Interest paid		(109)	(106)	(101)
Tax paid		(87)	(59)	(65)

Net cash generated from operating activities		463	456	487

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	30	(472)	(363)	(246)
Acquisition of joint ventures and associates		(4)	(4)	(7)
Purchase of property, plant and equipment (PPE)		(86)	(68)	(76)
Proceeds from sale of PPE	33	14	8	3
Purchase of intangible assets		(33)	(29)	(24)
Purchase of other financial assets		—	—	(2)
Disposal of subsidiaries, net of cash disposed	32	469	10	376
Disposal of joint ventures and associates		—	—	54
Interest received		19	24	29
Dividends received from joint ventures and associates		32	45	14

Net cash used in investing activities		(61)	(377)	121

Cash flows from financing activities
Proceeds from issue of ordinary shares	27	12	11	4
Purchase of treasury shares		(72)	(36)	(21)
Proceeds from borrowings		272	84	—
Liquid resources acquired		(15)	(24)	—
Repayment of borrowings		(391)	(145)	(79)
Finance lease principal payments		(2)	(3)	(3)
Dividends paid to Company’s shareholders	10	(238)	(220)	(205)
Dividends paid to minority interests		(10)	(15)	(17)

Net cash used in financing activities		(444)	(348)	(321)
Effects of exchange rate changes on cash and cash equivalents		3	(44)	13

Net decrease in cash and cash equivalents		(39)	(313)	300

Cash and cash equivalents at beginning of year		531	844	544

Cash and cash equivalents at end of year	21	492	531	844

Notes to the Consolidated Financial Statements

General information

Pearson plc (the Company) and its subsidiaries (together the Group) are involved in the provision of information for the educational sector, consumer publishing and business information.

The Company is a limited liability company incorporated and domiciled in England. The address of its registered office is 80 Strand, London WC2R 0RL.

The Company has its primary listing on the London Stock Exchange but is also listed on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the board of directors on 13 March 2008.

1.	Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) and with those parts of the Companies Act 1985 and/or the Companies Act 2006 (as applicable) applicable to companies reporting under IFRS. These consolidated financial statements are also prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). In respect of the accounting standards applicable to the Group there is no difference between EU-adopted and IASB-adopted IFRS. The Group transitioned from UK GAAP to IFRS on 1 January 2003.

These consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

(1) Interpretations and amendments to published standards effective in 2007 — The Group has adopted IFRS 7 ‘Financial Instruments: Disclosures’ from 1 January 2007. The impact of the standard has been to expand the disclosures provided in these financial statements regarding the Group’s financial instruments (see notes 15, 17, 20 and 22). The Group has also adopted Amendments to IAS 1 ‘Presentation of Financial Statements — Capital Disclosures’ which resulted in the presentation of its objectives, policies and processes for managing capital as set out in note 27.

In addition, IFRIC 10 ‘Interim Financial Reporting and Impairment’ is mandatory for the Group’s accounting periods beginning on or after 1 January 2007. Management assessed the relevance of this interpretation with respect to the Group’s operations and concluded that it is not relevant to the Group.

(2) Standards, interpretations and amendments to published standards that are not yet effective — The Group has decided to adopt IFRIC 14 ‘IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ before its effective date (1 January 2008). IFRIC 14 resulted in no change to the full recognition of the pension asset as disclosed in note 25.

The Group has not early adopted the following new pronouncements that are not yet effective:

•	IFRS 8 ‘Operating Segments’ (effective for annual reporting periods beginning on or after 1 January 2009). IFRS 8 requires an entity to adopt the ‘management approach’ to reporting on the financial performance of its operating segments, revise explanations of the basis on which the segment information is prepared and provide reconciliations to the amounts recognised in the income statement and balance sheet;

•	Amendment to IAS 23 ‘Borrowing Costs’ (effective for annual reporting periods beginning on or after 1 January 2009). The amendment to IAS 23 requires capitalisation of borrowing costs that relate to assets

Notes to the Consolidated Financial Statements (Continued)

that take a substantial period of time to get ready for use or sale, with the exception of assets measured at fair value or inventories manufactured or produced in large quantities on a repetitive basis;

•	IFRIC 11 ‘Group and Treasury Share Transactions’ (effective for annual reporting periods beginning on or after 1 March 2007). IFRIC 11 addresses how to apply IFRS 2 Share-based Payment to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group.

Management is currently assessing the impact of these new standards and interpretations on the Group’s financial statements.

In addition, management has assessed the relevance of the following amendments and interpretations with respect to the Group’s operations:

•	IFRIC 13 ‘Customer Loyalty Programmes’ (effective for annual reporting periods beginning on or after 1 July 2008). IFRIC 13 explains how entities that grant loyalty award credits to customers should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. As none of the Group entities operate a customer loyalty programme, IFRIC 13 is not relevant to the Group’s operations;

•	IFRIC 12 ‘Service Concession Arrangements’ (effective for annual reporting periods beginning on or after 1 January 2008). IFRIC 12 addresses the accounting by private-sector entities that, by contract with a government, participate in developing, financing, operating, and maintaining infrastructure assets relating to public services traditionally provided by governments. As none of the Group entities participate in these activities, IFRIC 12 is not relevant to the Group.

(3) Critical accounting assumptions and judgements — The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed in the relevant accounting policies under the following headings:

• Intangible assets:	Goodwill
• Intangible assets:	Pre-publication assets
• Royalty advances
• Taxation
• Employee benefits:	Pension obligations
• Revenue recognition

b.	Consolidation

(1) Business combinations — The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Where the settlement of consideration payable is deferred, or contingent on future events, the fair value of the deferred component is determined by discounting the amount payable or probable to be paid to its present value using an appropriate discount rate.

Identifiable assets and contingent assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Notes to the Consolidated Financial Statements (Continued)

For material acquisitions, the fair value of the acquired intangible assets is determined by an external, independent valuer. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. See note 1e(1) for the accounting policy on goodwill.

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

Notes to the Consolidated Financial Statements (Continued)

At the date of transition to IFRS the cumulative translation differences in respect of foreign operations have been deemed to be zero.

Any gains and losses on disposals of foreign operations will exclude translation differences that arose prior to the transition date.

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $2.00 (2006: $1.84; 2005: $1.81) and the year end rate was $1.99 (2006: $1.96; 2005: $1.72).

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

Buildings (freehold): 20-50 years

Buildings (leasehold): 50 years (or over the period of the lease if shorter)

Plant and equipment: 3-20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The carrying value of an asset is written down to its recoverable amount if the carrying value of the asset is greater than its estimated recoverable amount.

e.	Intangible assets

(1) Goodwill — Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. The recoverable amounts of cash-generating units have been determined based on value in use calculations. These calculations require the use of estimates (see note 12). Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

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

(2) Acquired software — Software separately acquired for internal use is capitalised at cost. Software acquired in material business combinations is capitalised at its fair value as determined by an independent valuer. Acquired software is amortised on a straight-line basis over its estimated useful life of between three and five years.

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

Notes to the Consolidated Financial Statements (Continued)

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

(5) Pre-publication assets — Pre-publication costs represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are recognised as current intangible assets where the title will generate probable future economic benefits and costs can be measured reliably. Pre-publication assets are amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected operating life cycle of the title, with a higher proportion of the amortisation taken in the earlier years. The investment in pre-publication assets has been disclosed as part of cash generated from operations in the cash flow statement (see note 33).

The assessment of the recoverability of pre-publication assets and the determination of the amortisation profile involve a significant degree of judgement based on historical trends and management estimation of future potential sales. An incorrect amortisation profile could result in excess amounts being carried forward as intangible assets that would otherwise have been written off to the income statement in an earlier period. Reviews are performed regularly to estimate recoverability of pre-publication assets. The carrying amount of pre-publication assets is set out in note 18.

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

Investment in the development of newspaper titles consists of measures to increase the volume and geographical spread of circulation. The measures include additional and enhanced editorial content, extended distribution and remote printing. These costs are expensed as incurred as they do not meet the criteria under IAS 38 to be capitalised as intangible assets.

Notes to the Consolidated Financial Statements (Continued)

j.	Cash and cash equivalents

Cash and cash equivalents in the cash flow statement include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included in borrowings in current liabilities in the balance sheet.

Short-term deposits and marketable securities with maturities of greater than three months do not qualify as cash and cash equivalents. Movements on these financial instruments are classified as cash flows from financing activities in the cash flow statement as these amounts are used to offset the borrowings of the Group.

k.	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity share capital (Treasury shares) the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

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

m.	Derivative financial instruments

Derivatives are recognised at fair value and remeasured at each balance sheet date. The fair value of derivatives is determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models. The Group designates certain of the derivative instruments within its portfolio to be hedges of the fair value of its bonds (fair value hedges) or hedges of net investments in foreign operations (net investment hedges).

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

Certain derivatives do not qualify or are not designated as hedging instruments. Such derivatives are classified at fair value and any movement in their fair value is recognised immediately in finance income or finance costs in the income statement.

Notes to the Consolidated Financial Statements (Continued)

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

o.	Employee benefits

(1) Pension obligations — The retirement benefit asset/obligation recognised in the balance sheet represents the present value of the defined benefit obligation, less the fair value of plan assets at the balance sheet date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability.

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

The service cost, representing benefits accruing over the year, is included in the income statement as an operating cost. The unwinding of the discount rate on the scheme liabilities and the expected return on scheme assets are presented as finance costs or finance income.

Obligations for contributions to defined contribution pension plans are recognised as an operating expense in the income statement as incurred.

(2) Other post-retirement obligations — The expected costs of post-retirement healthcare and life assurance benefits are accrued over the period of employment, using a similar accounting methodology as for defined benefit

Notes to the Consolidated Financial Statements (Continued)

pension obligations. The liabilities and costs relating to material other post-retirement obligations are assessed annually by independent qualified actuaries.

(3) Share-based payments — The fair value of options or shares granted under the Group’s share and option plans is recognised as an employee expense after taking into account the Group’s best estimate of the number of awards expected to vest. Fair value is measured at the date of grant and is spread over the vesting period of the option or share. The fair value of the options granted is measured using an option model that is most appropriate to the award. The fair value of shares awarded is measured using the share price at the date of grant unless another method is more appropriate. Any proceeds received are credited to share capital and share premium when the options are exercised. The Group has applied IFRS 2 ‘Share-based Payment’ retrospectively to all options granted but not fully vested at the date of transition to IFRS.

p.	Provisions

Provisions are recognised if the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.

The Group recognises a provision for deferred consideration in the period in which the payment of the deferred consideration is probable.

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

Notes to the Consolidated Financial Statements (Continued)

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

t.	Non-current assets held for sale and discontinued operations

Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if it is intended to recover their carrying amount principally through a sale transaction rather than through continuing use. No depreciation is charged in respect of non-current assets classified as held for sale. Amounts relating to non-current assets held for sale are classified as discontinued operations in the income statement where appropriate.

u.	Trade receivables

Trade receivables are stated at fair value less provision for bad and doubtful debts and anticipated future sales returns (see also note 1q).

2.	Segment information

Due to the differing risks and rewards associated with each business segment and the different customer focus of each segment, the Group’s primary segment reporting format is by business. The Group is organised into the following five business segments:

School —  publisher of textbooks and web-based learning tools, provider of testing and software services for primary and secondary schools;

Higher Education —  publisher of textbooks and related course materials for colleges and universities;

Penguin — publisher with brand imprints such as Penguin, Putnam, Berkley, Viking, Dorling Kindersley;

FT Publishing — publisher of the Financial Times, other business newspapers, magazines and specialist information;

Interactive Data — provider of financial and business information to financial institutions and retail investors.

The remaining business group, Professional, brings together a number of education publishing, testing and services businesses that publish texts, reference and interactive products for industry professionals and does not

Notes to the Consolidated Financial Statements (Continued)

meet the criteria for classification as a ‘segment’ under IFRS. For more detail on the services and products included in each business segment refer to Item 4 of this Form 20-F.

Primary reporting format — business segments

		2007
			Higher		FT	Interactive
	Notes	School	Education	Professional	Publishing	Data	Penguin	Corporate	Group
		All figures in £ millions

Continuing operations
Sales (external)		1,537	793	298	344	344	846	—	4,162
Sales (inter-segment)		1	—	—	—	—	19	—	20

Operating profit before joint ventures and associates		169	159	26	34	90	73	—	551
Share of results of joint ventures and associates		6	—	1	16	—	—	—	23

Operating profit		175	159	27	50	90	73	—	574

Finance costs	7								(150)
Finance income	7								44

Profit before tax									468

Income tax	8								(131)

Profit for the year from continuing operations									337

Reconciliation to adjusted operating profit
Operating profit		175	159	27	50	90	73	—	574
Amortisation of acquired intangibles		28	2	1	6	7	1	—	45

Adjusted operating profit — continuing operations		203	161	28	56	97	74	—	619

Segment assets		2,780	1,742	318	397	330	937	651	7,155
Joint ventures	13	5	—	—	4	—	2	—	11
Associates	13	3	1	—	5	—	—	—	9

Assets — continuing operations		2,788	1,743	318	406	330	939	651	7,175
Assets — discontinued operations		—	—	117	—	—	—	—	117

Total assets		2,788	1,743	435	406	330	939	651	7,292

Total liabilities		(798)	(266)	(130)	(251)	(129)	(220)	(1,624)	(3,418)

Other segment items
Capital expenditure	11, 12, 18	147	98	20	28	19	44	—	356
Depreciation	11	22	11	9	9	10	7	—	68
Amortisation	12, 18	124	80	11	9	8	30	—	262

Notes to the Consolidated Financial Statements (Continued)

		2006
			Higher		FT	Interactive
	Notes	School	Education	Professional	Publishing	Data	Penguin	Corporate	Group
		All figures in £ millions

Continuing operations
Sales (external)		1,455	795	280	280	332	848	—	3,990
Sales (inter-segment)		1	—	—	—	—	18	—	19

Operating profit before joint ventures and associates		161	161	23	13	82	58	—	498
Share of results of joint ventures and associates		6	—	1	17	—	—	—	24

Operating profit		167	161	24	30	82	58	—	522

Finance costs	7								(133)
Finance income	7								59

Profit before tax									448

Income tax	8								(4)

Profit for the year from continuing operations									444

Reconciliation to adjusted operating profit
Operating profit		167	161	24	30	82	58	—	522
Adjustment to goodwill on recognition of pre-acquisition deferred tax		—	—	—	—	—	7	—	7
Amortisation of acquired intangibles		17	—	1	2	7	1	—	28
Other net gains and losses of associates		—	—	—	(4)	—	—	—	(4)
Other net finance costs of associates		—	—	—	(1)	—	—	—	(1)

Adjusted operating profit — continuing operations		184	161	25	27	89	66	—	552

Segment assets		2,684	1,347	580	317	314	954	703	6,899
Joint ventures	13	5	—	—	4	—	3	—	12
Associates	13	4	—	—	4	—	—	—	8

Assets — continuing operations		2,693	1,347	580	325	314	957	703	6,919
Assets — discontinued operations		—	—	294	—	—	—	—	294

Total assets		2,693	1,347	874	325	314	957	703	7,213

Total liabilities		(662)	(268)	(177)	(300)	(131)	(269)	(1,762)	(3,569)

Other segment items
Capital expenditure	11, 12, 18	124	88	30	19	20	38	—	319
Depreciation	11	21	8	19	9	13	7	—	77
Amortisation	12, 18	117	78	21	4	7	34	—	261

Notes to the Consolidated Financial Statements (Continued)

		2005
			Higher		FT	Interactive
	Notes	School	Education	Professional	Publishing	Data	Penguin	Corporate	Group
		All figures in £ millions

Continuing operations
Sales (external)		1,295	779	238	249	297	804	—	3,662
Sales (inter-segment)		—	—	—	—	—	16	—	16

Operating profit before joint ventures and associates		138	156	9	45	75	60	—	483
Share of results of joint ventures and associates		4	—	1	9	—	—	—	14

Operating profit		142	156	10	54	75	60	—	497

Finance costs	7								(132)
Finance income	7								62

Profit before tax									427

Income tax	8								(108)

Profit for the year from continuing operations									319

Reconciliation to adjusted operating profit
Operating profit		142	156	10	54	75	60	—	497
Amortisation of acquired intangibles		5	—	—	1	5	—	—	11
Other net gains and losses	5	—	—	—	(40)	—	—	—	(40)
Other net finance costs of associates		—	—	—	2	—	—	—	2

Adjusted operating profit — continuing operations		147	156	10	17	80	60	—	470

Segment assets		2,347	1,648	1,179	154	291	960	985	7,564
Joint ventures		6	—	—	4	—	2	—	12
Associates		6	—	—	18	—	—	—	24

Total assets		2,359	1,648	1,179	176	291	962	985	7,600

Total liabilities		(557)	(341)	(263)	(336)	(109)	(280)	(1,981)	(3,867)

Other segment items
Capital expenditure		114	96	43	14	19	34	—	320
Depreciation		26	8	17	11	11	7	—	80
Amortisation		91	78	20	3	5	24	—	221

In 2007, sales from the provision of goods were £3,086m (2006: £3,031m; 2005: £2,873m) and sales from the provision of services were £1,076m (2006: £959m; 2005: £789m). Sales from the Group’s educational publishing, consumer publishing and newspaper business are classified as being from the provision of goods and sales from its assessment and testing, market pricing, corporate training and management service businesses are classified as being from the provision of services.

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the segment result is equal to the Group operating profit. Inter-segment pricing is determined on an arm’s length basis. Segment assets consist of property, plant and equipment, intangible assets, inventories, receivables, retirement benefit assets and deferred taxation and exclude cash and cash equivalents and derivative assets. Segment liabilities comprise operating liabilities and retirement benefit obligations and exclude borrowings and derivative liabilities. Corporate assets and liabilities comprise cash and cash equivalents, marketable securities,

Notes to the Consolidated Financial Statements (Continued)

borrowings and derivative financial instruments. Capital expenditure comprises additions to property, plant and equipment and intangible assets, including pre-publication but excluding goodwill (see notes 11, 12 and 18).

Property, plant and equipment and intangible assets acquired through business combination were £226m (2006: £173m) (see note 30). Capital expenditure, depreciation and amortisation include amounts relating to discontinued operations. Discontinued operations relate to Recoletos, Government Solutions, Datamark, Les Echos, and the Data Management business (see note 3).

The Group’s business segments are managed on a worldwide basis and operate in the following main geographic areas:

	Sales			Total assets			Capital expenditure
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	All figures in £ millions

Continuing operations
European countries	1,102	1,003	868	1,827	1,608	1,711	90	70	63
North America	2,591	2,585	2,388	4,867	4,908	5,476	248	231	242
Asia Pacific	351	295	300	365	327	325	14	12	13
Other countries	118	107	106	96	56	52	2	2	2

Total	4,162	3,990	3,662	7,155	6,899	7,564	354	315	320

Discontinued operations
European countries	83	103	122	—	9	—	1	1	—
North America	78	314	329	117	281	—	1	2	—
Other countries	6	16	10	—	4	—	—	1	—

Total	167	433	461	117	294	—	2	4	—
Joint ventures and associates	—	—	—	20	20	36	—	—	—

Total	4,329	4,423	4,123	7,292	7,213	7,600	356	319	320

Sales are allocated based on the country in which the customer is located. This does not differ materially from the location where the order is received.

3.	Discontinued operations

Discontinued operations relate to the following disposals made in the year (see note 32):

•	Government Solutions (sold 15 February 2007)

•	Datamark (acquired with eCollege and subsequently sold on 31 July 2007)

•	Les Echos (sold 24 December 2007)

The results of Government Solutions (previously included in the Professional segment) and Les Echos (previously included in the FT Publishing segment) have been included in discontinued operations for both 2006 and 2007 and have been consolidated up to the date of sale. Datamark was sold immediately following its acquisition as part of the eCollege transaction and consequently none of the results for this business have been consolidated.

On 22 February 2008 the Group completed the sale of its Data Management business (previously included in the Professional segment) and this business has been included in discontinued operations for the full year in both 2006 and 2007. In anticipation of the loss on sale, an impairment to held for sale goodwill has been charged to the income statement in 2007.

Notes to the Consolidated Financial Statements (Continued)

The assets and liabilities of the Data Management business have been reported as held for sale in the 31 December 2007 balance sheet. At 31 December 2006 held for sale assets and liabilities relate to Government Solutions (see note 31).

Discontinued operations in 2005 also relate ot the sale of Pearson’s 79% interest in Recoletos Grupo de Communicacíon S. A..

An analysis of the results and cash flows of discontinued operations are as follows:

	2007
	Government	Data
	Solutions	Management	Les Echos	Datamark	Total
	All figures in £ millions

Sales	29	56	82	—	167

Operating profit	2	12	1	—	15
Goodwill impairment	—	(97)	—	—	(97)

(Loss)/profit before tax	2	(85)	1	—	(82)

Attributable tax expense	(1)	(4)	—	—	(5)

(Loss)/profit after tax	1	(89)	1	—	(87)
Profit/(loss) on disposal of discontinued operations before tax	(19)	—	165	—	146
Attributable tax (expense)/benefit	(93)	—	—	7	(86)

(Loss)/profit for the year from discontinued operations	(111)	(89)	166	7	(27)

Operating cash flows	(8)	11	4	—	7
Investing cash flows	—	(1)	4	—	3
Financing cash flows	(4)	(10)	(7)	—	(21)

Total cash flows	(12)	—	1	—	(11)

Notes to the Consolidated Financial Statements (Continued)

	2006
	Government	Data
	Solutions	Management	Les Echos	Total
	All figures in £ millions

Sales	286	61	86	433

Operating profit	22	13	5	40

Profit before tax	22	13	5	40

Attributable tax expense	(8)	(5)	(2)	(15)

Profit after tax	14	8	3	25
Profit/(loss) on disposal of discontinued operations before tax	—	—	—	—
Attributable tax expense	—	—	—	—

Profit for the year from discontinued operations	14	8	3	25

Operating cash flows	20	9	4	33
Investing cash flows	(8)	(2)	—	(10)
Financing cash flows	(1)	(7)	(7)	(15)

Total cash flows	11	—	(3)	8

	2005
	Government	Data
	Solutions	Management	Les Echos	Recoletos	Total
	All figures in £ millions

Sales	288	63	83	27	461

Operating profit	20	15	4	(3)	36

Profit before tax	20	15	4	(3)	36

Attributable tax expense	(8)	(6)	(2)	1	(15)

Profit after tax	12	9	2	(2)	21
Profit/(loss) on disposal of discontinued operations before tax	—	—	—	306	306
Attributable tax expense	—	—	—	(2)	(2)

Profit for the year from discontinued operations	12	9	2	302	325

Operating cash flows	22	9	1	(6)	26
Investing cash flows	(13)	(2)	1	—	(14)
Financing cash flows	(1)	(7)	(21)	—	(29)

Total cash flows	8	—	(19)	(6)	(17)

Notes to the Consolidated Financial Statements (Continued)

4.	Operating expenses

	2007	2006	2005
	All figures in £ millions

By function:
Cost of goods sold	1,910	1,841	1,713

Operating expenses
Distribution costs	264	288	281
Administrative and other expenses	1,538	1,462	1,309
Other income	(101)	(99)	(84)

Total operating expenses	1,701	1,651	1,506

Total	3,611	3,492	3,219

	Notes	2007	2006	2005
		All figures in £ millions

By nature:
Utilisation of inventory	19	732	702	754
Depreciation of property, plant and equipment	11	65	68	73
Amortisation of intangible assets — Pre-publication	18	192	210	192
Amortisation of intangible assets — Other	12	70	48	26
Employee benefit expense	6	1,288	1,225	1,128
Operating lease rentals		129	122	108
Other property costs		122	121	84
Royalties expensed		365	360	362
Advertising, promotion and marketing		195	190	186
Information technology costs		70	71	81
Other costs		484	474	309
Other income		(101)	(99)	(84)

Total		3,611	3,492	3,219

During the year the Group obtained the following services from the Group’s auditor:

	2007	2006	2005
	All figures in £ millions

Fees payable to the Company’s auditor for the audit of parent company and consolidated accounts	1	1	1
The audit of the Company’s subsidiaries pursuant to legislation	2	4	3
Other services pursuant to legislation	1	4	—
Tax services	2	1	1
Other services	1	1	2

Total	7	11	7

Notes to the Consolidated Financial Statements (Continued)

Reconciliation between audit and non-audit service fees is shown below:

	2007	2006	2005
	All figures in £ millions

Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	4	9	4
Non-audit fees	3	2	3

Total audit fees	7	11	7

Other services pursuant to legislation represent fees payable for services in relation to other statutory filings or engagements that are required to be carried out by the appointed auditor. In particular, this includes fees for attestation under section 404 of the Sarbanes-Oxley Act.

Tax services include services related to tax planning and various other tax advisory services.

Other services include services related to the disposal of the Data Management business, due diligence on acquisitions and advisory services in relation to information technology and section 404.

5.	Other net gains and losses

	2007	2006	2005
	All figures in £ millions

Profit on sale of interest in MarketWatch	—	—	40

Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets that are included within continuing operations.

6.	Employee information

	Notes	2007	2006	2005
		All figures in £ millions

Employee benefit expense
Wages and salaries (including termination benefits and restructuring costs)		1,087	1,035	954
Social security costs		100	101	91
Share-based payment costs	26	30	25	23
Pension costs — defined contribution plans	25	39	36	34
Pension costs — defined benefit plans	25	31	29	25
Other post-retirement benefits	25	1	(1)	1

		1,288	1,225	1,128

Notes to the Consolidated Financial Statements (Continued)

The details of the emoluments of the directors of Pearson plc are shown in Item 6 of this Form 20-F.

	2007	2006	2005
	Average number employed
Employee numbers
School	12,906	11,064	10,133
Higher Education	5,098	4,368	4,196
Professional	3,458	3,204	3,259
Penguin	4,163	3,943	4,051
FT Publishing	2,083	1,766	1,434
Interactive Data	2,300	2,200	1,956
Other	1,614	1,669	1,573

Continuing operations	31,622	28,214	26,602

Discontinued operations	1,070	6,127	5,601

	32,692	34,341	32,203

7.	Net finance costs

	Notes	2007	2006	2005
		All figures in £ millions

Interest payable		(114)	(117)	(98)
Net foreign exchange losses		(25)	(2)	(9)
Finance cost in respect of employee benefits	25	—	—	(7)
Other losses on financial instruments in a hedging relationship:
— fair value hedges		(1)	—	(1)
— net investment hedges		(1)	(2)	—
Other losses on financial instruments not in a hedging relationship:
— derivatives		(9)	(12)	(17)

Finance costs		(150)	(133)	(132)

Interest receivable		19	23	21
Finance income in respect of employee benefits	25	10	4	—
Net foreign exchange gains		8	21	21
Other gains on financial instruments in a hedging relationship:
— fair value hedges		—	—	1
— net investment hedges		—	—	3
Other gains on financial instruments not in a hedging relationship:
— amortisation of transitional adjustment on bonds		1	8	7
— derivatives		6	3	9

Finance income		44	59	62

Net finance costs		(106)	(74)	(70)

Analysed as:
Net interest payable		(95)	(94)	(77)
Finance income/(costs) in respect of employee benefits	25	10	4	(7)

Net finance costs reflected in adjusted earnings		(85)	(90)	(84)
Other net finance (costs)/income		(21)	16	14

Total net finance costs		(106)	(74)	(70)

Notes to the Consolidated Financial Statements (Continued)

The £1m net loss on fair value hedges comprises a £20m loss on the underlying bonds offset by a £19m gain on the related derivative financial instruments.

8.	Income tax

	Notes	2007	2006	2005
		All figures in £ millions
Current tax
Charge in respect of current year		(71)	(81)	(60)
Recognition of previously unrecognised trading losses		—	23	—
Other adjustments in respect of prior years		27	35	(1)

Total current tax charge		(44)	(23)	(61)

Deferred tax
In respect of timing differences		(96)	(73)	(66)
Recognition of previously unrecognised capital losses		—	76	—
Recognition of previously unrecognised trading losses		—	37	—
Other adjustments in respect of prior years		9	(21)	19

Total deferred tax (charge)/benefit	14	(87)	19	(47)

Total tax charge		(131)	(4)	(108)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

	2007	2006	2005
	All figures in £ millions

Profit before tax	468	448	427
Tax calculated at UK rate	(141)	(135)	(128)
Effect of overseas tax rates	(25)	(17)	(18)
Joint venture and associate income reported net of tax	7	7	5
Income not subject to tax	3	5	16
Expenses not deductible for tax purposes	(12)	(18)	(9)
Utilisation of previously unrecognised tax losses	3	7	11
Recognition of previously unrecognised tax losses	—	136	—
Unutilised tax losses	(2)	(3)	(3)
Prior year adjustments	36	14	18

Total tax charge	(131)	(4)	(108)

UK	(42)	(15)	(26)
Overseas	(89)	11	(82)

Total tax charge	(131)	(4)	(108)

The tax benefit on items charged to equity is as follows:

	2007	2006	2005
	All figures in £ millions

Share-based payments	7	2	3
Pension contributions and actuarial gains and losses	28	9	—
Net investment hedges and other foreign exchange gains and losses	(6)	1	9

	29	12	12

Notes to the Consolidated Financial Statements (Continued)

9.	Earnings per share

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

	Notes	2007	2006	2005
		All figures in £ millions

Profit for the year from continuing operations		337	444	319
Minority interest		(26)	(23)	(20)

Earnings from continuing operations		311	421	299

(Loss)/profit for the year from discontinued operations	3	(27)	25	325

Earnings		284	446	624

Weighted average number of shares (millions)		796.8	798.4	797.9
Effect of dilutive share options (millions)		1.3	1.5	1.1
Weighted average number of shares (millions) for diluted earnings		798.1	799.9	799.0

Earnings per share from continuing and discontinued operations	2007		2006	2005
Basic	35.6p		55.9p	78.2p
Diluted	35.6p		55.8p	78.1p

Earnings per share from continuing operations
Basic	39.0p		52.7p	37.5p
Diluted	39.0p		52.6p	37.4p

Earnings per share from discontinued operations
Basic	(3.4p	)	3.2p	40.7p

10.	Dividends

	2007	2006	2005
	All figures in £ millions

Final paid in respect of prior year 18.8p (2006: 17p; 2005: 15.7p)	150	136	125
Interim paid in respect of current year 11.1p (2006: 10.5p; 2005: 10p)	88	84	80

	238	220	205

The directors are proposing a final dividend in respect of the financial year ended 31 December 2007 of 20.5p per share which will absorb an estimated £164m of shareholders’ funds. It will be paid on 9 May 2008 to shareholders who are on the register of members on 11 April 2008. These financial statements do not reflect this dividend.

Notes to the Consolidated Financial Statements (Continued)

11.	Property, plant and equipment

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	All figures in £ millions

Cost
At 1 January 2006	328	683	7	1,018
Exchange differences	(20)	(54)	—	(74)
Transfers	—	(11)	(1)	(12)
Additions	12	52	13	77
Disposals	(9)	(32)	—	(41)
Acquisition through business combination	9	12	—	21
Reclassifications	—	8	(8)	—
Transfer to non-current assets held for sale	(7)	(27)	—	(34)

At 31 December 2006	313	631	11	955

Exchange differences	(2)	—	—	(2)
Additions	20	62	11	93
Disposals	(24)	(65)	—	(89)
Acquisition through business combination	—	27	—	27
Disposal through business disposal	(1)	(25)	—	(26)
Reclassifications	—	6	(6)	—
Transfer to non-current assets held for sale	(8)	(14)	—	(22)

At 31 December 2007	298	622	16	936

Notes to the Consolidated Financial Statements (Continued)

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	All figures in £ millions

Depreciation
At 1 January 2006	(130)	(504)	—	(634)
Exchange differences	10	41	—	51
Transfers	—	5	—	5
Charge for the year	(17)	(60)	—	(77)
Disposals	4	27	—	31
Acquisition through business combination	—	(8)	—	(8)
Transfer to non-current assets held for sale	5	20	—	25

At 31 December 2006	(128)	(479)	—	(607)

Exchange differences	—	1	—	1
Charge for the year	(14)	(54)	—	(68)
Disposals	11	63	—	74
Acquisition through business combination	—	(16)	—	(16)
Disposal through business disposal	—	20	—	20
Transfer to non-current assets held for sale	5	10	—	15

At 31 December 2007	(126)	(455)	—	(581)

Carrying amounts
At 1 January 2006	198	179	7	384
At 31 December 2006	185	152	11	348
At 31 December 2007	172	167	16	355

Depreciation expense of £13m (2006: £18m) has been included in the income statement in cost of goods sold, £5m (2006: £6m) in distribution expenses and £50m (2006: £53m) in administrative and other expenses. In 2007 £3m (2006: £9m) relates to discontinued operations.

The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £6m (2006: £4m).

Notes to the Consolidated Financial Statements (Continued)

12.	Intangible assets

			Acquired	Other	Total
			publishing	intangibles	intangibles
	Goodwill	Software	rights	acquired	acquired	Total
	All figures in £ millions

Cost
At 1 January 2006	3,654	197	68	83	151	4,002
Exchange differences	(396)	(17)	(8)	(8)	(16)	(429)
Transfers	—	6	—	—	—	6
Additions	—	29	—	—	—	29
Disposals	(5)	(2)	—	—	—	(7)
Acquisition through business combination	246	4	36	117	153	403
Adjustment on recognition of pre-acquisition deferred tax	(7)	—	—	—	—	(7)
Transfer to non-current assets held for sale	(221)	(16)	—	—	—	(237)

At 31 December 2006	3,271	201	96	192	288	3,760

Exchange differences	(4)	(2)	3	1	4	(2)
Additions	—	33	—	—	—	33
Disposals	(34)	(19)	(3)	—	(3)	(56)
Acquisition through business combination	304	4	40	155	195	503
Transfer to non-current assets held for sale	(194)	—	—	—	—	(194)

At 31 December 2007	3,343	217	136	348	484	4,044

Notes to the Consolidated Financial Statements (Continued)

			Acquired	Other	Total
			publishing	intangibles	intangibles
	Goodwill	Software	rights	acquired	acquired	Total
	All figures in £ millions

Amortisation
At 1 January 2006	—	(129)	(5)	(14)	(19)	(148)
Exchange differences	—	13	1	2	3	16
Transfers	—	(5)	—	—	—	(5)
Charge for the year	—	(23)	(11)	(17)	(28)	(51)
Disposals	—	1	—	—	—	1
Acquisition through business combination	—	(1)	—	—	—	(1)
Transfer to non-current assets held for sale	—	9	—	—	—	9

At 31 December 2006	—	(135)	(15)	(29)	(44)	(179)

Exchange differences	—	1	—	1	1	2
Charge for the year	—	(25)	(17)	(28)	(45)	(70)
Disposals	—	19	—	—	—	19
Acquisition through business combination	—	(2)	—	—	—	(2)
Transfer to non-current assets held for sale	—	—	—	—	—	—

At 31 December 2007	—	(142)	(32)	(56)	(88)	(230)

Carrying amounts
At 1 January 2006	3,654	68	63	69	132	3,854
At 31 December 2006	3,271	66	81	163	244	3,581
At 31 December 2007	3,343	75	104	292	396	3,814

Other intangibles acquired include customer lists and relationships, software rights, technology, trade names and trademarks. Amortisation of £3m (2006: £4m) is included in the income statement in cost of goods sold and £67m (2006: £47m) in administrative and other expenses. In 2007 £nil (2006: £3m) of software amortisation relates to discontinued operations.

Impairment tests for cash-generating units containing goodwill

Impairment tests have been carried out where appropriate as described below. The recoverable amount for each unit tested exceeds its carrying value.

Notes to the Consolidated Financial Statements (Continued)

Goodwill is allocated to the Group’s cash-generating units identified according to the business segment. Goodwill has been allocated as follows:

	Notes	2007	2006
		All figures in £ millions

Higher Education		1,031	780
School Curriculum (2006: School Book)		867	683
School Assessment and Information (2006: School Assessment and Testing)		540	342
School Technology		—	356
Other Assessment and Testing		247	490
Technology and Business Publishing (2006: Other Book)		55	56

Pearson Education total		2,740	2,707

Penguin US		155	156
Penguin UK		111	114
Pearson Australia		52	44

Penguin total		318	314

Financial Times		12	4
Mergermarket		126	97
Interactive Data		147	149

FT Group total		285	250

Total goodwill — continuing operations		3,343	3,271

Goodwill held for sale	30	96	221

Total goodwill		3,439	3,492

Goodwill has been allocated for impairment purposes to 11 cash-generating units (CGUs). During 2007, three CGUs, School Book, School Assessment and Testing and Other Book were renamed following the reorganisation of the School segment. The reorganisation resulted in the School Technology CGU being allocated between School Assessment and Information (formerly School Assessment and Testing) and School Curriculum (formerly School Book). The recoverable amount of each CGU is based on value in use calculations. Goodwill is tested for impairment annually. Other than goodwill there are no intangible assets with indefinite lives.

Key assumptions

The value in use calculations use cash flow projections based on financial budgets approved by management covering a five year period. The key assumptions used by management in the value in use calculations were:

Discount rate — The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific cash-generating unit. The average pre-tax discount rates used are in the range of 10.5% to 12.0% for the Pearson Education businesses, 8.9% to 11.7% for the Penguin businesses and 10.4% to 17.2% for the FT Group businesses.

Perpetuity growth rates — The cash flows subsequent to the approved budget period are based upon the long-term historic growth rates of the underlying territories in which the CGU operates and reflect the long-term growth prospects of the sectors in which the CGU operates. The perpetuity growth rates used vary between 2.5% and 3.5%. The perpetuity growth rates are consistent with appropriate external sources for the relevant markets.

Notes to the Consolidated Financial Statements (Continued)

Cash flow growth rates — The cash flow growth rates are derived from forecast sales growth taking into consideration past experience of operating margins achieved in the cash-generating unit. Historically, such forecasts have been reasonably accurate.

Sensitivities

The Group’s impairment review is sensitive to a change in the key assumptions used, most notably the discount rates and the perpetuity rates. Based on the Group’s sensitivity analysis, a reasonable possible change in a single factor will not cause impairment in any of the Group’s CGUs.

However, a significant adverse change in our key assumptions could result in an impairment in our School Curriculum and/or Penguin UK CGUs as their fair value currently exceeds their carrying value only by between 10% and 20%.

13.	Investments in joint ventures and associates

Joint ventures

	2007	2006
	All figures in
	£ millions

At beginning of year	12	12
Exchange differences	—	(3)
Share of profit after tax	4	3
Dividends	(8)	(4)
Additions and further investment	3	4

At end of year	11	12

Investments in joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.

The aggregate of the Group’s share in its joint ventures, none of which are individually significant, are as follows:

	2007	2006
	All figures in
	£ millions

Assets
Non-current assets	3	3
Current assets	23	24

Liabilities
Current liabilities	(15)	(15)

Net assets	11	12

Income	61	52
Expenses	(57)	(49)

Profit after income tax	4	3

Notes to the Consolidated Financial Statements (Continued)

Associates

	2007	2006
	All figures in
	£ millions

At beginning of year	8	24
Exchange differences	(1)	(1)
Share of profit after tax	19	21
Dividends	(24)	(41)
Additions	1	—
Distribution from associate in excess of carrying value	6	5

At end of year	9	8

Investments in associates are accounted for using the equity method of accounting. There is no acquisition goodwill relating to the Group’s investments in associates.

The Group’s interests in its principal associates, all of which are unlisted, were as follows:

		%
2007	Country of incorporation	Interest held	Assets	Liabilities	Revenues	Profit
	All figures in £ millions

The Economist Newspaper Ltd	England	50	63	(63)	131	15
Other			30	(21)	56	4

Total			93	(84)	187	19

		%
2006	Country of incorporation	Interest held	Assets	Liabilities	Revenues	Profit
	All figures in £ millions

The Economist Newspaper Ltd	England	50	64	(64)	122	18
Other			28	(20)	48	3

Total			92	(84)	170	21

The interest held in associates is equivalent to voting rights.

14.	Deferred income tax

	2007	2006
	All figures in
	£ millions

Deferred income tax assets
Deferred income tax assets to be recovered after more than 12 months	262	288
Deferred income tax assets to be recovered within 12 months	66	129

	328	417

Deferred income tax liabilities
Deferred income tax liabilities to be settled after more than 12 months	(287)	(245)
Deferred income tax liabilities to be settled within 12 months	—	—

	(287)	(245)

Net deferred income tax	41	172

Deferred income tax assets to be recovered within 12 months relate to the utilisation of losses in the US.

Notes to the Consolidated Financial Statements (Continued)

Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The Group has unrecognised deferred income tax assets at 31 December 2007 in respect of UK losses of £34m (2006: £35m). None of these unrecognised deferred income tax assets have expiry dates associated with them.

The recognition of the deferred income tax assets is supported by management’s forecasts of the future profitability of the relevant business units.

The movement on the net deferred income tax account is as follows:

	Notes	2007	2006
		All figures in
		£ millions

At beginning of year		172	181
Exchange differences		(4)	(16)
Income statement (charge)/benefit	8	(87)	19
Acquisition through business combination	30	(45)	(26)
Disposal through business disposal	32	2	—
Tax benefit to equity		3	14

At end of year		41	172

The movement in deferred income tax assets and liabilities during the year is as follows:

	Capital	Trading	Goodwill and	Returns
	losses	losses	intangibles	provisions	Other	Total
	All figures in £ millions

Deferred income tax asset
At 1 January 2006	—	134	35	83	133	385
Exchange differences	—	(17)	(4)	(10)	(11)	(42)
Income statement benefit/(charge)	76	12	(6)	(7)	(12)	63
Tax benefit to equity	—	—	—	—	11	11
At 31 December 2006	76	129	25	66	121	417
Exchange differences	—	(5)	—	(1)	(2)	(8)
Acquisition through business combination	—	10	—	—	1	11
Income statement (charge)/benefit	(76)	(47)	(5)	14	19	(95)
Tax benefit to equity	—	—	—	—	3	3

At 31 December 2007	—	87	20	79	142	328

Other deferred income tax assets include temporary differences on share-based payments, inventory, retirement benefit obligations and other provisions.

Notes to the Consolidated Financial Statements (Continued)

	Goodwill and
	intangibles	Other	Total
	All figures in £ millions

Deferred income tax liabilities
At 1 January 2006	(117)	(87)	(204)
Exchange differences	15	11	26
Acquisition through business combination	(20)	(6)	(26)
Income statement charge	(27)	(17)	(44)
Tax benefit to equity	—	3	3

At 31 December 2006	(149)	(96)	(245)

Exchange differences	3	1	4
Acquisition through business combination	(56)	—	(56)
Disposal through business disposal	—	2	2
Income statement (charge)/benefit	(12)	20	8
Tax benefit to equity	—	—	—

At 31 December 2007	(214)	(73)	(287)

Other deferred tax liabilities include temporary differences in respect of depreciation and royalty advances.

15.	Financial instruments and risk management

Treasury policy

The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. The Group borrows principally in US dollars and sterling, at both floating and fixed rates of interest, using derivative financial instruments (‘derivatives’), where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts.

The main risks arising from the Group’s financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the Chief financial officer under policies approved by the board, which are summarised below. All the treasury policies remained unchanged throughout 2007. The audit committee and a group of external treasury advisers, receives reports on the Group’s treasury activities, policies and procedures. The treasury department is not a profit centre and its activities are subject to regular internal audit.

Interest rate risk management

The Group’s exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into rate swaps, rate caps and forward rate agreements. The Group’s policy objective has continued to be to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt and before any adjustments for IFRS) to be hedged (i.e. fixed or capped at the year end) over the next four years, subject to a maximum of 65% and a minimum that starts at 40% and falls by 10% at each year end. At the end of 2007 the hedging ratio, on the above basis, was approximately 58%. A simultaneous 1% change on 1 January in the Group’s variable interest rates in each of US dollar, euro and sterling, taking into account forecast seasonal debt, would have a £6m effect on profit before tax.

Notes to the Consolidated Financial Statements (Continued)

Use of interest rate derivatives

The policy in the section above creates a group of derivatives, under which the Group is a payer of fixed rates and a receiver of floating rates. The Group also aims to avoid undue exposure to a single interest rate setting. Reflecting this objective, the Group has swapped its fixed rate bond issues to floating rate at their launch. This creates a second group of derivatives, under which the Group is a receiver of fixed rates and a payer of floating rates.

The Group’s accounting objective in its use of interest rate derivatives is to minimise the impact on the income statement of changes in the mark-to-market value of its derivative portfolio as a whole. It uses duration calculations to estimate the sensitivity of the derivatives to movements in market rates. The Group also identifies which derivatives are eligible for fair value hedge accounting (which reduces sharply the income statement impact of changes in the market value of a derivative). The Group then balances the total portfolio between hedge-accounted and pooled segments, so that the expected movement on the pooled segment is minimal.

Interest rate derivative sensitivity analysis

The following sensitivity analysis of derivative financial instruments to interest rate movements is based on the assumption of a 1% change in interest rates for all currencies and maturities, with all other variables held constant.

	2007
	Net carrying
	amount	+1% change	−1% change
	£ millions

Interest rate derivatives — in a fair value hedge relationship	10	(24)	26
Interest rate derivatives — not in hedge relationship	(1)	1	(1)
Cross currency rate derivatives — in a net investment hedge relationship	17	—	—
Cross currency rate derivatives — not in hedge relationship	9	—	—

Total	35	(23)	25

	2006
	Net carrying
	amount	+1% change	−1% change
	£ millions

Interest rate derivatives — in a fair value hedge relationship	3	(28)	31
Interest rate derivatives — not in hedge relationship	7	1	(1)
Cross currency rate derivatives — in a net investment hedge relationship	40	—	—
Cross currency rate derivatives — not in hedge relationship	17	(1)	1

Total	67	(28)	31

Liquidity and refinancing risk management

The Group’s objective is to secure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group’s policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and ten years. At the end of 2007 the average maturity of gross borrowings was 4.6 years of which bonds represented 72% of these borrowings (up from 4.5 years and down from 90% respectively at the beginning of the year).

The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. All of the Group’s credit ratings

Notes to the Consolidated Financial Statements (Continued)

remained unchanged during the year. The long-term ratings are Baa1 from Moody’s and BBB+ from Standard & Poor’s, and the short-term ratings are P2 and A2 respectively.

The Group’s policy is to strive to maintain a rating of Baa1/BBB+ over the long term. The Group will also continue to use internally a range of ratios to monitor and manage its finances. These include interest cover, net debt to operating profit and cash flow to debt measures.

The Group also maintains undrawn committed borrowing facilities. During the year the Group extended the maturity date of its main revolving credit facility by one year and entered into a short-term bridge financing facility. At the end of 2007 the committed facilities amounted to £1,369m and their weighted average maturity was 3.2 years.

Analysis of group debt, including the impact of derivatives

The following tables analyse the Group’s sources of funding and the impact of derivatives on the Group’s debt instruments. Net borrowings fixed and floating rate stated after the impact of rate derivatives:

	2007	2006
	£ millions

Fixed rate	567	514
Floating rate	406	545

Total	973	1,059

Gross borrowings:

	2007	2006
	£ millions

Bank debt	458	177
Bonds	1,150	1,566

Total	1,608	1,743

Gross borrowings by currency:

	2007
		Currency		2006
	As reported	derivatives	Combined	Combined
	£ millions

US dollar	1,251	150	1,401	1,253
Sterling	357	(150)	207	206
Euro	—	—	—	284

Total	1,608	—	1,608	1,743

Financial counterparty risk management

The Group’s risk of loss on deposits or derivative contracts with individual banks is managed in part through the use of counterparty limits. These limits, which take published credit limits (among other things) into account, are approved by the Chief financial officer within guidelines approved by the board. In addition, prior to their maturity in February 2007, for a currency rate swap that transformed a major part of the 6.125% Euro Bonds due 2007 into a US dollar liability, the Group entered into a mark-to-market agreement which significantly reduced the counterparty risk of that rate swap transaction.

Foreign currency risk management

Although the Group is based in the UK, it has its most significant investment in overseas operations. The most significant currency for the Group is the US dollar. The Group’s policy on routine transactional conversions

Notes to the Consolidated Financial Statements (Continued)

between currencies (for example, the collection of receivables, and the settlement of payables or interest) remains that these should be transacted at the relevant spot exchange rate. The majority of our operations are domestic within their country of operation. No unremitted profits are hedged with foreign exchange contracts, as the company judges it inappropriate to hedge non-cash flow translational exposure with cash flow instruments. However, the Group does seek to create a natural hedge of this exposure through its policy of aligning approximately the currency composition of its core net borrowings with its forecast operating profit before depreciation and amortisation. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings.

The policy above applies only to currencies that account for more than 15% of Group operating profit before depreciation and amortisation, which currently is only the US dollar. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. In addition, the Group currently expects to hold legacy borrowings in sterling to their maturity dates: our policy does not require existing currency debt to be terminated to match declines in that currency’s share of Group operating profit before depreciation and amortisation. Included within year end net debt, the net borrowings in the two principal currencies above (taking into account the effect of cross currency swaps) were: US dollar £1,119m and sterling £45m.

Use of currency debt and currency derivatives

The Group uses both currency denominated debt and derivative instruments to implement the above policy. Its intention is that gains/losses on the derivatives and debt offset the losses/gains on the foreign currency assets and income. Each quarter the value of hedging instruments is monitored against the assets in the relevant currency and, where practical, a decision is made whether to treat the debt or derivative as a net investment hedge (permitting foreign exchange movements on it to be taken to reserves) for the purposes of IAS 39.

Financial instruments — sensitivity analysis

The sensitivity of the Group’s financial instruments to fluctuations in interest rates and exchange rates is as follows:

	2007
		Impact of 1%	Impact of 1%	Impact of 10%	Impact of 10%
	Carrying	increase in	decrease in	strengthening in	weakening in
	value	interest rates	interest rates	sterling	sterling
	All amounts in £ millions

Investments in unlisted securities	52	—	—	(4)	5
Cash and cash equivalents	560	—	—	(36)	44
Marketable securities	40	—	—	(3)	4
Derivative financial instruments	35	(23)	25	11	(13)
Bonds	(1,150)	24	(26)	71	(87)
Other borrowings	(458)	—	—	42	(51)
Other net financial assets	408	—	—	(29)	35

Total financial instruments	(513)	1	(1)	52	(63)

Notes to the Consolidated Financial Statements (Continued)

	2006
		Impact of 1%	Impact of 1%	Impact of 10%	Impact of 10%
	Carrying	increase in	decrease in	strengthening in	weakening in
	value	interest rates	interest rates	sterling	sterling
	All amounts in £ millions

Investments in unlisted securities	17	—	—	(1)	1
Cash and cash equivalents	592	—	—	(38)	46
Marketable securities	25	—	—	(2)	2
Derivative financial instruments	67	(28)	31	8	(10)
Bonds	(1,566)	28	(31)	108	(132)
Other borrowings	(177)	—	—	16	(19)
Other net financial assets	425	—	—	(31)	38

Total financial instruments	(617)	—	—	60	(74)

The table shows the sensitivities of the fair values of each class of financial instruments to an isolated change in either interest rates or foreign exchange rates. The class ‘Other net financial assets’ comprises trade assets less trade liabilities.

The sensitivities of derivative instruments are calculated using established estimation techniques such as discounted cash flow and option valuation models.

A large proportion of the movements shown above would impact equity rather than the income statement, depending on the location and functional currency of the entity in which they arise and the availability of net investment hedge treatment.

The changes in valuations are estimates of the impact of changes in market variables and are not a prediction of future events or anticipated gains or losses.

Notes to the Consolidated Financial Statements (Continued)

The accounting classification of each class of the Group’s financial assets and financial liabilities, together with their fair values, is as follows:

		2007
		Fair value
			Derivatives	Derivatives	Amortised cost		Total	Total
		Available	deemed held	in hedging	Loans and	Other	carrying	market
	Notes	for sale	for trading	relationships	receivables	liabilities	value	value
		All figures in £ millions

Investments in unlisted securities	16	52	—	—	—	—	52	52
Marketable securities		40	—	—	—	—	40	40
Derivative financial instruments	17	—	16	35	—	—	51	51
Trade receivables	20	—	—	—	750	—	750	750
Cash and cash equivalents	21	—	—	—	560	—	560	560

Total financial assets		92	16	35	1,310	—	1,453	1,453

Derivative financial instruments	17	—	(8)	(8)	—	—	(16)	(16)
Trade payables	24	—	—	—	—	(342)	(342)	(342)
Bank loans and overdrafts	22	—	—	—	—	(444)	(444)	(444)
Borrowings due within one year	22	—	—	—	—	(115)	(115)	(112)
Borrowings due after more than one year	22	—	—	—	—	(1,049)	(1,049)	(1,046)

Total financial liabilities		—	(8)	(8)	—	(1,950)	(1,966)	(1,960)

Notes to the Consolidated Financial Statements (Continued)

		2006
		Fair value
			Derivatives	Derivatives	Amortised cost		Total	Total
		Available	deemed held	in hedging	Loans and	Other	carrying	market
	Notes	for sale	for trading	relationships	receivables	liabilities	value	value
		All figures in £ millions

Investments in unlisted securities	16	17	—	—	—	—	17	17
Marketable securities		25	—	—	—	—	25	25
Derivative financial instruments	17	—	25	61	—	—	86	86
Trade receivables	20	—	—	—	768	—	768	768
Cash and cash equivalents	21	—	—	—	592	—	592	592

Total financial assets		42	25	61	1,360	—	1,488	1,488

Derivative financial instruments	17	—	(2)	(17)	—	—	(19)	(19)
Trade payables	24	—	—	—	—	(343)	(343)	(343)
Bank loans and overdrafts	22	—	—	—	—	(173)	(173)	(173)
Borrowings due within one year	22	—	—	—	—	(422)	(422)	(400)
Borrowings due after more than one year	22	—	—	—	—	(1,148)	(1,148)	(1,157)

Total financial liabilities		—	(2)	(17)	—	(2,086)	(2,105)	(2,092)

Certain of the Group’s derivative financial instruments are deemed to be held for trading either as they do not meet the hedge accounting criteria specified in IAS 39 or the Group has chosen not to seek hedge accounting for these instruments. None of these derivatives are held for speculative trading purposes. Transactions in derivative financial instruments are only undertaken to manage risks arising from underlying business activity, in accordance with the Group’s treasury policy outlined above. The Group designates certain qualifying derivative financial instruments as hedges of the fair value of its bonds (fair value hedges). Changes in the fair value of these derivative financial instruments are recorded in the income statement, together with any change in the fair value of the hedged liability attributable to the hedged risk.

The Group also designates certain of its borrowings and derivative financial instruments as hedges of its investments in foreign operations (net investment hedges). Movements in the fair value of these financial instruments (to the extent they are effective) are recognised in equity.

None of the Group’s financial assets or liabilities are designated at fair value through the profit & loss account upon initial recognition.

More detail on the Group’s accounting for financial instruments is included in the Group’s accounting policies in note 1.

Notes to the Consolidated Financial Statements (Continued)

The maturity of contracted cash flows on the Group’s borrowings and all of its derivative financial instruments are as follows:

	2007
	USD	GBP	EUR	Total
	All figures in £ millions

Not later than one year	153	(30)	—	123
Later than one year and not later than five years	966	70	—	1,036
Later than five years	420	285	—	705

Total	1,539	325	—	1,864

Analysed as:
Revolving credit facilities and commercial paper	429	—	—	429
Bonds	1,017	483	—	1,500
Rate derivatives — inflows	(268)	(160)	—	(428)
Rate derivatives — outflows	361	2	—	363

Total	1,539	325	—	1,864

	2006
	USD	GBP	EUR	Total
	All figures in £ millions

Not later than one year	166	18	265	449
Later than one year and not later than five years	758	60	—	818
Later than five years	478	242	—	720

Total	1,402	320	265	1,987

Analysed as:
Revolving credit facilities and commercial paper	99	—	—	99
Bonds	1,045	511	423	1,979
Rate derivatives — inflows	(318)	(329)	(192)	(839)
Rate derivatives — outflows	576	138	34	748

Total	1,402	320	265	1,987

All cash flow projections shown above are on an undiscounted basis. Any cash flows based on a floating rate are calculated using interest rates as set at the date of the last rate reset. Where this is not possible, floating rates are based on interest rates prevailing at 31 December in the relevant year. All derivative amounts are shown gross, although the company net settles these amounts wherever possible.

Amounts drawn under revolving credit facilities and commercial paper are assumed to mature at the maturity date of the relevant facility, with interest calculated as payable in each calendar year up to and including the date of maturity of the facility.

16.	Other financial assets

	Notes	2007	2006
	All figures in £ millions

At beginning of year		17	18
Exchange differences		—	(1)
Equity interest received on sale of Government Solutions	32	35	—

At end of year		52	17

Other financial assets comprise non-current unlisted securities.

Notes to the Consolidated Financial Statements (Continued)

17.	Derivative financial instruments

The Group’s approach to the management of financial risks is set out in note 15. The Group’s outstanding derivative financial instruments are as follows:

	2007			2006
	Gross notional			Gross notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities

Interest rate derivatives — in a fair value hedge relationship	522	18	(8)	953	20	(17)
Interest rate derivatives — not in a hedge relationship	796	7	(8)	1,026	9	(2)
Cross currency rate derivatives — in a net investment hedge relationship	100	17	—	230	40	—
Cross currency rate derivatives — not in a hedge relationship	50	9	—	180	17	—

Total	1,468	51	(16)	2,389	86	(19)

Analysed as expiring:
In less than one year	320	28	—	976	50	—
Later than one year and not later than five years	796	13	(8)	1,005	26	(4)
Later than five years	352	10	(8)	408	10	(15)

Total	1,468	51	(16)	2,389	86	(19)

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

At the end of 2007, the currency split of the mark-to-market values of rate derivatives, including the exchange of principal on cross currency rate derivatives, was US dollar £(119)m, and sterling £154m (2006: US dollar £(247)m, euro £157m and sterling £157m).

The fixed interest rates on outstanding rate derivative contracts at the end of 2007 range from 4.45% to 7.00% (2006: 3.02% to 7.00%) and the floating rates are based on LIBOR in US dollar and sterling.

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

At the end of 2006, the Group held an amount of £29m as collateral under a mark-to-market agreement. This reflected the amount, at market rates prevailing at the end of October 2006, owed to the Group by a counterparty for a set of three related rate derivatives. The amount was settled at the beginning of February 2007, along with repayment of the €591m bond.

In accordance with IAS 39 ‘Financial Instruments: Recognition and Measurement’, the Group has reviewed all of its material contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements, and has concluded that there are no material embedded derivatives.

Notes to the Consolidated Financial Statements (Continued)

18.	Intangible assets — Pre-publication

	2007	2006
	All figures in £ millions

Cost
At beginning of year	1,152	1,357
Exchange differences	(7)	(148)
Transfers	—	6
Additions	230	213
Disposals	(125)	(280)
Acquisition through business combination	19	4
Transfer to non-current assets held for sale	(5)	—

At end of year	1,264	1,152

Amortisation
At beginning of year	(750)	(931)
Exchange differences	1	111
Charge for the year	(192)	(210)
Disposals	125	280
Acquisition through business combination	(1)	—
Transfer to non-current assets held for sale	3	—

At end of year	(814)	(750)

Carrying amounts

At end of year	450	402

Included in the above are pre-publication assets amounting to £292m (2006: £243m) which will be realised in more than 12 months.

Amortisation is included in the income statement in cost of goods sold. There was no amortisation relating to discontinued operations in 2007 and 2006.

19.	Inventories

	2007	2006
	All figures in £ millions

Raw materials	24	26
Work in progress	30	28
Finished goods	314	300

	368	354

The cost of inventories relating to continuing operations recognised as an expense and included in the income statement in cost of goods sold amounted to £732m (2006: £702m; 2005: £754m). In 2007 £47m (2006: £46m; 2005: £42m) of inventory provisions was charged in the income statement. None of the inventory is pledged as security.

Notes to the Consolidated Financial Statements (Continued)

20.	Trade and other receivables

	2007	2006
	All figures in £ millions

Current
Trade receivables	750	768
Royalty advances	84	91
Prepayments and accrued income	48	34
Other receivables	59	58
Receivables from related parties	5	2

	946	953

Non-current
Royalty advances	68	80
Prepayments and accrued income	4	4
Other receivables	57	40

	129	124

Trade receivables are stated at fair value, net of provisions for bad and doubtful debts and anticipated future sales returns. The movements on the provision for bad and doubtful debts are as follows:

	2007	2006
	All figures in £ millions

At beginning of year	(46)	(45)
Exchange differences	(1)	3
Income statement movements	(19)	(23)
Utilised	15	21
Acquisition through business combination	(3)	(2)
Disposal through business disposal	2	—

At end of year	(52)	(46)

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.

Notes to the Consolidated Financial Statements (Continued)

The ageing of the Group’s trade receivables is as follows:

	2007	2006
	All figures in £ millions

Within due date	811	810
Up to three months past due date	161	177
Three to six months past due date	43	62
Six to nine months past due date	7	6
Nine to 12 months past due date	13	8
More that 12 months past due date	4	1

Total trade receivables	1,039	1,064

Less: provision for sales returns	(281)	(243)
Transfer to non-current assets held for sale	(8)	(53)

Net trade receivables	750	768

The Group’s provision for bad and doubtful debts is specific to individual debts identified during the bad debt review process. Consequently the ageing analysis above is presented after deducting the associated specific bad debt provision. The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historic payment profiles. Management believe all the remaining receivable balances are fully recoverable.

21.	Cash and cash equivalents (excluding overdrafts)

	2007	2006
	All figures in £ millions

Cash at bank and in hand	439	421
Short-term bank deposits	121	171

	560	592

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2007 the currency split of cash and cash equivalents is US dollars 37% (2006: 31%), sterling 29% (2006: 35%), euros 16% (2006: 21%) and other 18% (2006: 13%).

Cash and cash equivalents have fair values that approximate to their carrying amounts due to their short-term nature.

Cash and cash equivalents include the following for the purpose of the cash flow statement:

	2007	2006
	All figures in £ millions

Cash and cash equivalents	560	592
Bank overdrafts	(68)	(61)

	492	531

Notes to the Consolidated Financial Statements (Continued)

22.	Financial liabilities — Borrowings

The Group’s current and non-current borrowings are as follows:

	2007	2006
	All figures in £ millions

Non-current
10.5% Sterling Bonds 2008 (nominal amount £100m)	—	105
4.7% US Dollar Bonds 2009 (nominal amount $350m)	176	178
7% Global Dollar Bonds 2011 (nominal amount $500m)	264	266
7% Sterling Bonds 2014 (nominal amount £250m)	251	251
5.7% US Dollar Bonds 2014 (nominal amount $400m)	211	206
4.625% US Dollar notes 2018 (nominal amount $300m)	143	139
Finance lease liabilities	4	3

	1,049	1,148

Current
Due within one year or on demand:
Bank loans and overdrafts	444	173
6.125% Euro Bonds 2007 (nominal amount €591m)	—	421
10.5% Sterling Bonds 2008 (nominal amount £100m)	105	—
Loan notes	8	—
Finance lease liabilities	2	1

	559	595

Total borrowings	1,608	1,743

Included in the non-current borrowings above is £6m of accrued interest (2006: £12m). Included in the current borrowings above is £7m of accrued interest (2006: £22m).

The maturity of the Group’s non-current borrowing is as follows:

	2007	2006
	All figures in £ millions

Between one and two years	178	107
Between two and five years	266	445
Over five years	605	596

	1,049	1,148

As at 31 December 2007 the exposure of the borrowings of the Group to interest rate changes when the borrowings re-price is as follows:

	Less than	One to	More than
	one year	five years	five years	Total
	All figures in £ millions

Carrying value of borrowings	559	444	605	1,608
Effect of rate derivatives	359	(7)	(352)	—

	918	437	253	1,608

Notes to the Consolidated Financial Statements (Continued)

The carrying amounts and market values of non-current borrowings are as follows:

		Carrying		Carrying
	Effective	amount	Market value	amount	Market value
	interest rate	2007	2007	2006	2006
	All figures in £ millions

10.5% Sterling Bonds 2008	10.53%	—	—	105	106
4.7% US Dollar Bonds 2009	4.86%	176	176	178	176
7% Global Dollar Bonds 2011	7.16%	264	267	266	269
7% Sterling Bonds 2014	7.20%	251	261	251	265
5.7% US Dollar Bonds 2014	5.88%	211	203	206	203
4.625% US Dollar notes 2018	4.69%	143	135	139	135
Finance lease liabilities	n/a	4	4	3	3

		1,049	1,046	1,148	1,157

The market values are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Group’s borrowings are denominated in the following currencies:

	2007	2006
	All figures in £ millions

US dollar	1,251	966
Sterling	357	356
Euro	—	421

	1,608	1,743

The Group has the following undrawn committed borrowing facilities as at 31 December:

	2007	2006
	All figures in £ millions

Floating rate
— expiring within one year	—	—
— expiring beyond one year	1,007	894

	1,007	894

During the year, the Group extended the maturity date of its main revolving credit facility by one year, and also entered into a short-term bridge financing facility.

In addition to the above facilities, there are a number of short-term facilities that are utilised in the normal course of business.

All of the Group’s borrowings are unsecured. In respect of finance lease obligations, the rights to the leased asset revert to the lessor in the event of default.

Notes to the Consolidated Financial Statements (Continued)

The maturity of the Group’s finance lease obligations is as follows:

	2007	2006
	All figures in £ millions

Finance lease liabilities — minimum lease payments
Not later than one year	2	1
Later than one year and not later than two years	2	3
Later than two years and not later than three years	1	—
Later than three years and not later than four years	1	—
Later than four years and not later than five years	—	—
Later than five years	—	—
Future finance charges on finance leases	—	—

Present value of finance lease liabilities	6	4

The present value of finance lease liabilities is as follows:

	2007	2006
	All figures in £ millions

Not later than one year	2	1
Later than one year and not later than five years	4	3
Later than five years	—	—

	6	4

The carrying amounts of the Group’s lease obligations approximate their fair value.

23.	Provisions for other liabilities and charges

	Deferred
	consideration	Leases	Other	Total
	All figures in £ millions

At 1 January 2007	25	12	15	52
Exchange differences	(1)	—	(1)	(2)
Charged to consolidated income statement
— Additional provisions: interest	2	—	—	2
— Additional provisions: prior year adjustments	3	—	—	3
— Additional provisions: other	—	—	12	12
— Unused amounts reversed	—	(1)	(1)	(2)
Acquisition through business combination	12	—	2	14
Disposal through business disposal	—	—	(1)	(1)
Utilised	(4)	(2)	(5)	(11)

At 31 December 2007	37	9	21	67

Notes to the Consolidated Financial Statements (Continued)

	2007	2006
	All figures in £ millions

Analysis of provisions
Non-current	44	29
Current	23	23

	67	52

Deferred consideration, including interest and prior year adjustments, primarily relates to the acquisition of Mergermarket in 2006. These amounts are payable in March 2009. Additional amounts incurred relate to the Group’s smaller acquisitions during the year (see note 30).

Lease commitments relate primarily to onerous lease contracts, acquired through business combinations, which have various expiry dates up to 2017. The provision is based on current occupancy estimates.

24.	Trade and other liabilities

	2007	2006
	All figures in £ millions

Trade payables	342	343
Social security and other taxes	23	18
Accruals	402	345
Deferred income	290	276
Dividends payable to minority	12	—
Other liabilities	171	178

	1,240	1,160

Less: non-current portion
Accruals	30	24
Deferred income	58	47
Other liabilities	102	91

	190	162

Current portion	1,050	998

The carrying value of the Group’s trade and other liabilities approximates its fair value.

The deferred income balances comprise:

•	multi-year obligations to deliver workbooks to adoption customers in school businesses;

•	advance payments in contracting businesses;

•	subscription income in school, newspaper and market pricing businesses;

•	advertising income relating to future publishing days in newspaper businesses; and

•	obligations to deliver digital content in future periods.

Notes to the Consolidated Financial Statements (Continued)

25.	Retirement benefit and other post-retirement obligations

Background

The Group operates a number of defined benefit and defined contribution retirement plans throughout the world. For the defined benefit plans, benefits are based on employees’ length of service and final pensionable pay. Defined contribution benefits are based on the amount of contributions paid in respect of an individual member, the investment returns earned and the amount of pension this money will buy when a member retires.

The largest plan is the Pearson Group Pension Plan (‘UK Group plan’) with both defined benefit and defined contribution sections. From 1 November 2006, all sections of the UK Group plan were closed to new members with the exception of a defined contribution section that was opened in 2003. This section is available to all new employees of participating companies. The other major defined benefit plans are based in the US.

Other defined contribution plans are operated principally overseas with the largest plan being in the US. The specific features of these plans vary in accordance with the regulations of the country in which employees are located.

Pearson also has several post-retirement medical benefit plans (PRMBs), principally in the US. PRMBs are unfunded but are accounted for and valued similarly to defined benefit pension plans.

Assumptions

The principal assumptions used for the UK Group plan and the US PRMB are shown below. Weighted average assumptions have been shown for the other plans, which primarily relate to US pension plans.

	2007			2006			2005
	UK Group	Other		UK Group	Other		UK Group	Other
	plan	plans	PRMB	plan	plans	PRMB	plan	plans	PRMB

%
Inflation	3.30	2.93	3.00	3.00	2.91	3.00	2.80	2.95	3.00
Rate used to discount plan liabilities	5.80	6.01	6.05	5.20	5.70	5.85	4.85	5.54	5.60
Expected return on assets	6.50	7.27	—	6.40	7.18	—	6.40	7.31	—
Expected rate of increase in salaries	5.00	4.36	—	4.70	4.37	—	4.50	4.43	—
Expected rate of increase for pensions in payment and deferred pensions	2.50 to 4.30	—	—	2.10 to 4.60	—	—	2.50 to 4.00	—	—
Initial rate of increase in healthcare rate	—	—	9.50	—	—	10.00	—	—	10.00
Ultimate rate of increase in healthcare rate	—	—	5.00	—	—	5.00	—	—	5.00

The UK discount rate is based on the annualised yield on the iBoxx over 15-year AA-rated corporate bond index. The US discount rate is set by reference to a US bond portfolio matching model. The expected return on assets is based on market expectations of long-term asset returns for the defined portfolio at the end of the year.

The expected rates of return on categories of plan assets are determined by reference to relevant indices. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan’s investment portfolio.

The UK mortality assumptions have been derived by adjusting standard mortality tables (PMFA 92 tables projected forward with medium cohort improvement factors). The Group changed its mortality assumptions in the UK in 2007 to reflect an assumed increased life expectancy of pensioners by adding a 1% floor to the medium cohort projections.

For the US plans, the assumptions used were based on standard US mortality tables (GAM94).

Notes to the Consolidated Financial Statements (Continued)

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK and US Group plans is as follows:

	UK		US
	2007	2006	2007	2006

Male	21.3	20.9	17.9	17.9
Female	21.6	21.3	21.3	21.3

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

	UK		US
	2007	2006	2007	2006

Male	23.1	22.2	17.9	17.9
Female	23.6	22.5	21.3	21.3

Financial statement information

The amounts recognised in the income statement are as follows:

	2007
		Defined
	UK Group	benefit		Defined
	plan	other	Sub total	contribution	PRMB	Total
	All figures in £ millions

Current service cost	29	2	31	39	1	71

Total operating expense	29	2	31	39	1	71

Expected return on plan assets	(96)	(7)	(103)	—	—	(103)
Interest on plan liabilities	84	7	91	—	2	93
Net finance (income)/expense	(12)	—	(12)	—	2	(10)

Net income statement charge	17	2	19	39	3	61

Actual return on plan assets	128	4	132	—	—	132

	2006
		Defined
	UK Group	benefit		Defined
	plan	other	Sub total	contribution	PRMB	Total
	All figures in £ millions

Current service cost	27	2	29	36	1	66
Past service cost	—	—	—	—	(2)	(2)

Total operating expense/(income)	27	2	29	36	(1)	64

Expected return on plan assets	(85)	(7)	(92)	—	—	(92)
Interest on plan liabilities	78	7	85	—	3	88
Net finance (income)/expense	(7)	—	(7)	—	3	(4)

Net income statement charge	20	2	22	36	2	60

Actual return on plan assets	153	13	166	—	—	166

Notes to the Consolidated Financial Statements (Continued)

	2005
		Defined
	UK Group	benefit		Defined
	plan	other	Sub total	contribution	PRMB	Total
	All figures in £ millions

Current service cost	25	2	27	34	1	62
Curtailments	—	(2)	(2)	—	—	(2)

Total operating expense/(income)	25	—	25	34	1	60

Expected return on plan assets	(75)	(6)	(81)	—	—	(81)
Interest on plan liabilities	79	6	85	—	3	88

Net finance (income)/expense	4	—	4	—	3	7

Net income statement charge	29	—	29	34	4	67

Actual return on plan assets	214	7	221	—	—	221

The total operating charge is included in administrative and other expenses.

The amounts recognised in the balance sheet are as follows:

	2007				2006
		Other	Other			Other	Other
	UK Group	funded	unfunded		UK Group	funded	unfunded
	plan	plans	plans	Total	plan	plans	plans	Total
	All figures in £ millions

Fair value of plan assets	1,744	109	—	1,853	1,528	105	—	1,633
Present value of defined benefit obligation	(1,682)	(117)	(12)	(1,811)	(1,683)	(115)	(12)	(1,810)

Net pension asset/(liability)	62	(8)	(12)	42	(155)	(10)	(12)	(177)

Other post-retirement medical benefit obligation				(47)				(48)
Other pension accruals				(28)				(25)

Net retirement benefit obligations				(33)				(250)

Analysed as:
Retirement benefit asset				62				—

Retirement benefit obligations				(95)				(250)

The following gains have been recognised in the statement of recognised income and expense:

	2007	2006	2005
	All figures in £ millions

Amounts recognised for defined benefit plans	79	102	21
Amounts recognised for post-retirement medical benefit plans	1	5	5

Total recognised in year	80	107	26

Cumulative amounts recognised	124	44	(63)

Notes to the Consolidated Financial Statements (Continued)

The fair value of plan assets comprises the following:

	2007			2006
		Other			Other
	UK Group	funded		UK Group	funded
	plan	plans	Total	plan	plans	Total
	%

Equities	34.3	3.4	37.7	46.6	3.9	50.5
Bonds	34.9	2.0	36.9	23.8	2.1	25.9
Properties	7.7	—	7.7	9.2	—	9.2
Other	17.2	0.5	17.7	14.0	0.4	14.4

The plan assets do not include any of the Group’s own financial instruments, or any property occupied by the Group.

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

	2007			2006
	UK Group	Other		UK Group	Other
	plan	plans	Total	plan	plans	Total
	All figures in £ millions

Fair value of plan assets
Opening fair value of plan assets	1,528	105	1,633	1,390	110	1,500
Exchange differences	—	1	1	—	(12)	(12)
Expected return on plan assets	96	7	103	85	7	92
Actuarial gains and losses	32	(3)	29	68	6	74
Contributions by employer	152	5	157	43	2	45
Contributions by employee	8	—	8	7	—	7
Benefits paid	(72)	(6)	(78)	(65)	(8)	(73)

Closing fair value of plan assets	1,744	109	1,853	1,528	105	1,633

Present value of defined benefit obligation
Opening defined benefit obligation	(1,683)	(127)	(1,810)	(1,661)	(142)	(1,803)
Exchange differences	—	1	1	—	15	15
Current service cost	(29)	(2)	(31)	(27)	(2)	(29)
Interest cost	(84)	(7)	(91)	(78)	(7)	(85)
Actuarial gains and losses	50	—	50	25	3	28
Contributions by employee	(8)	—	(8)	(7)	—	(7)
Benefits paid	72	6	78	65	8	73
Acquisition through business combination	—	—	—	—	(2)	(2)

Closing defined benefit obligation	(1,682)	(129)	(1,811)	(1,683)	(127)	(1,810)

Notes to the Consolidated Financial Statements (Continued)

Changes in the value of the US PRMB are as follows:

	2007	2006
	All figures in £ millions

Opening defined benefit obligation	(48)	(60)
Exchange differences	—	8
Current service cost	(1)	(1)
Past service cost	—	2
Interest cost	(2)	(3)
Actuarial gains and losses	1	5
Benefits paid	3	4
Reclassifications	—	(3)

Closing defined benefit obligation	(47)	(48)

The history of the defined benefit plans is as follows:

	2007	2006	2005	2004	2003
	All figures in £ millions

Fair value of plan assets	1,853	1,633	1,500	1,280	1,164
Present value of defined benefit obligation	(1,811)	(1,810)	(1,803)	(1,615)	(1,454)

Net pension asset/(liability)	42	(177)	(303)	(335)	(290)

Experience adjustments on plan assets	29	74	140	67	88
Experience adjustments on plan liabilities	50	28	(119)	(127)	(113)

Funding

The UK Group plan is self-administered with the plans’ assets being held independently of the Group. The trustees of the plan are required to act in the best interest of the plan’s beneficiaries. The most recently completed triennial actuarial valuation for funding purposes was completed as at 1 January 2006 and revealed a funding shortfall. The Group has agreed that the funding shortfall will be eliminated by 31 December 2014. In 2007 the Group contributed £121m (including a special contribution of £100m) and has agreed to contribute £21m in 2008 and £21.9m per annum thereafter in excess of an estimated £30m of regular contributions.

The Group expects to contribute $70m in 2008 and $73m in 2009 to its US pension plans.

Sensitivities

The net retirement benefit obligations are calculated using a number of assumptions, the most significant being the discount rate used to calculate the defined benefit obligation. The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2007
	1% increase	1% decrease
	All figures in £ millions

Effect on:
(Decrease)/increase in defined benefit obligation — UK Group plan	(222)	275
(Decrease)/increase of aggregate of service cost and interest cost — UK Group plan	(4.6)	5.8
(Decrease)/increase in defined benefit obligation — US plan	(6.7)	7.3

Notes to the Consolidated Financial Statements (Continued)

The effect of a one percentage point increase and decrease in the assumed medical cost trend rates is as follows:

	2007
	1% increase	1% decrease
	All figures in £ millions

Effect on:
(Decrease)/increase in post-retirement medical benefit obligation	(3.7)	4.1
Increase/(decrease) of aggregate of service cost and interest cost	0.1	(0.1)

26.	Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

	2007	2006	2005
	All figures in £ millions

Pearson plans	23	18	13
Interactive Data plans	7	7	10

Total share-based payment costs	30	25	23

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

The vesting of restricted shares is normally dependent on continuing service and/or upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to senior management in October 2006 and July 2007 vest dependent on relative shareholder return, return on invested capital and earnings per share growth. The award was split equally across all three measures. Other restricted shares awarded in 2006 and 2007 vest depending on continuing service over a three-year period.

Annual Bonus Share Matching Plan — This plan permits executive directors and senior executives around the Group to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the Group meets an earnings per share growth target, the Company will match them on a gross basis of up to one share for every one held.

Notes to the Consolidated Financial Statements (Continued)

In addition to the above, share options remain outstanding under Executive Share Option, Reward and Special Share Option Plans. These are legacy plans which were replaced with the introduction of the Long-Term Incentive Plan in 2001.

The number and weighted average exercise prices of share options granted under the Group’s plans are as follows:

	2007		2006
		Weighted		Weighted
	Number of	average	Number of	average
	share	exercise	share	exercise
	options	price	options	price
	000s		£000s	£

Outstanding at beginning of year	18,861	13.36	21,677	13.15
Granted during the year	773	6.90	837	6.30
Exercised during the year	(1,326)	5.80	(1,396)	5.36
Forfeited during the year	(1,434)	19.63	(1,828)	15.39
Expired during the year	(93)	7.68	(429)	6.72

Outstanding at end of year	16,781	13.15	18,861	13.36

Options exercisable at end of year	13,999	14.63	15,595	14.14

Options were exercised regularly throughout the year. The weighted average share price during the year was £8.02 (2006: £7.45). Early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognises in the income statement the amount that otherwise would have been recognised for services received over the remainder of the original vesting period.

The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

	2007		2006
		Weighted		Weighted
	Number of	average	Number of	average
	share	contractual	share	contractual
Range of exercise prices	options	life	options	life
	£000s	Years	000s	Years

0 — 5	930	1.56	1,649	1.94
5 — 10	4,909	3.22	5,254	3.85
10 — 15	7,257	2.62	7,638	3.63
15 — 20	980	1.85	1,050	2.88
20 — 25	400	2.19	424	3.19
>25	2,305	2.19	2,846	3.22

	16,781	2.62	18,861	3.42

In 2007 and 2006 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

Notes to the Consolidated Financial Statements (Continued)

The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2007	2006
	Weighted	Weighted
	average	average

Fair value	£2.53	£1.92
Weighted average share price	£8.91	£7.66
Weighted average exercise price	£6.90	£6.30
Expected volatility	19.72%	23.12%
Expected life	4.0 years	4.0 years
Risk free rate	5.34%	4.42%
Expected dividend yield	3.29%	3.52%
Forfeiture rate	3.5%	5.0%

The expected volatility is based on the historic volatility of the Company’s share price over the previous three to seven years depending on the vesting term of the options.

The following shares were granted under restricted share arrangements:

	2007		2006
		Weighted		Weighted
	Number	average	Number	average
	of shares	fair value	of shares	fair value
	000s		£000s	£

Annual Bonus Share Matching Plan	143	7.67	90	6.27
Long-Term Incentive Plan	3,377	7.12	3,585	6.96

Restricted shares granted under the Annual Bonus Share Matching Plan are valued using the share price at the date of grant discounted by the dividend yield (2007: 3.26%; 2006: 3.66%) to take into account any dividends foregone. The fair value of shares granted under the Long-Term Incentive Plan that vest unconditionally is determined using the share price at the date of grant. Participants of the Long-Term Incentive Plan are entitled to dividends during the vesting period. The number of shares to vest has been adjusted, based on historical experience, to account for any potential forfeitures. Restricted shares with a market performance condition were valued by an independent actuary using a Monte Carlo model. Restricted shares with a non-market performance condition were fair valued based on the share price at the date of grant. Non-market performance conditions were considered by adjusting the number of shares expected to vest based on the most likely outcome of the relevant performance criteria.

Subsidiary share option plans

Interactive Data, a 62% subsidiary of the Group, operates the following share-based payment plans:

2001 Employee Stock Purchase Plan

The 2001 Employee Stock Purchase Plan allows all eligible employees worldwide to purchase stock at a discounted price at specific times.

2000 Long-Term Incentive Plan

Under this plan, the Compensation Committee of the Board of Directors can grant share-based awards representing up to 20% of the total number of shares of common stock outstanding at the date of grant. The plan provides for the discretionary issuance of share-based awards to directors, officers and employees of Interactive Data, as well as persons who provide consulting or other services to Interactive Data. The exercise price for all options granted to date has been equal to the market price of the underlying shares at the date of grant. Options expire ten years from the date of grant and generally vest over a three to four year period without any performance criteria attached.

Notes to the Consolidated Financial Statements (Continued)

In addition, grants of restricted stock can be made to certain executives and members of the Board of Directors of Interactive Data. The awarded shares are available for distribution, at no cost, at the end of a three-year vesting period. No performance criteria are attached to shares granted under this plan.

Interactive Data employees purchased 186,343 shares (2006: 206,324) under the 2001 Employee Stock Purchase Plan at an average share price of $17.77 (£8.93) (2006: $15.58; £7.96). The weighted average fair value at the date of grant was $4.76 (£2.39) (2006: $3.98; £2.03).

The number and weighted average exercise prices of share options granted under the 2000 Long-Term Incentive Plan are as follows:

	2007			2006
		Weighted	Weighted		Weighted	Weighted
	Number	average	average	Number	average	average
	of share	exercise	exercise	of share	exercise	exercise
	options	price	price	options	price	price
	000s	$		£000s	$	£

Outstanding at beginning of year	10,506	16.33	8.34	10,068	15.16	8.37
Granted during the year	1,560	27.17	13.65	1,835	20.58	10.52
Exercised during the year	(1,935)	14.88	7.48	(1,252)	12.88	6.58
Forfeited during the year	(293)	20.38	10.24	(139)	19.02	9.72
Expired during the year	(11)	18.12	9.10	(6)	11.46	5.86

Outstanding at end of year	9,827	18.21	9.15	10,506	16.33	8.34

Options exercisable at end of year	6,199	15.27	7.67	6,547	14.11	7.21

The options outstanding at the end of the year have a weighted average remaining contractual life and exercise price as follows:

	2007		2006
		Weighted		Weighted
	Number	average	Number	average
	of share	contractual	of share	contractual
Range of exercise prices	options	life	options	life
	$000s	Years	000s	Years

0 — 4.4	—	—	30	3.1
4.4 — 7.5	72	2.1	157	2.3
7.5 — 12	1,745	3.4	2,164	4.4
12 — 20	3,464	5.6	4,640	6.4
> 20	4,546	8.5	3,515	9.0

	9,827	6.6	10,506	6.8

Notes to the Consolidated Financial Statements (Continued)

The fair value of the options granted under the Long-Term Incentive Plan and of the shares awarded under the 2001 Employee Stock Purchase Plan was estimated using a Black-Scholes model. The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	Long-Term Incentive Plan		Employee Stock Purchase Plan
	2007	2006	2007	2006
	Weighted	Weighted	Weighted	Weighted
	average	average	average	average

Fair value	$ 6.60	$ 6.57	$ 4.76	$ 3.98
Weighted average share price	$27.17	$20.58	$17.77	$15.58
Weighted average exercise price	$27.17	$20.58	$17.77	$15.58
Expected volatility	23.40%	25.90%	20.50%	18.32%
Expected life	5.0 years	4.7 years	0.5 years	0.5 years
Risk free rate	4.2% to 4.9%	4.6% to 5.1%	4.3% to 5.1%	3.7% to 5.2%
Expected dividend yield	1.9%	0.0%	2.0%	0.0%
Forfeiture rate	0.0%	0.0%	0.0%	0.0%

The expected volatility is based on the historic volatility of Interactive Data’s share price over the vesting term of the options.

During the year Interactive Data granted the following shares under restricted share arrangements:

	2007			2006
		Weighted	Weighted		Weighted	Weighted
	Number	average	average	Number	average	average
	of shares	fair value	fair value	of shares	fair value	fair value
	000s	$		£000s	$	£

2000 Long-Term Incentive Plan	185	27.07	13.60	196	20.82	10.64

Shares awarded under the 2000 Long-Term Incentive Plan were valued based on the share price prevailing at the date of grant.

27.	Share capital and share premium

	Number	Ordinary	Share
	of shares	shares	premium
	000s	£m	£m

At 1 January 2006	804,020	201	2,477
Issue of ordinary shares — share option schemes	2,089	1	10

At 31 December 2006	806,109	202	2,487

Issue of ordinary shares — share option schemes	1,919	—	12

At 31 December 2007	808,028	202	2,499

The total authorised number of ordinary shares is 1,194m shares (2006: 1,190m shares) with a par value of 25p per share (2006: 25p per share). All issued shares are fully paid. All shares have the same rights.

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of debt (see note 22), cash and cash equivalents (see note 21) and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings (see notes 27, 28 and 29).

Notes to the Consolidated Financial Statements (Continued)

The Group reviews its capital structure on a regular basis and will balance its overall capital structure through payments of dividends, new share issues as well as the issue of new debt or the redemption of existing debt in line with the financial risk policies outlined in note 15.

28.	Treasury shares

	Pearson plc		Interactive Data		Total
	Number		Number
	of shares		of shares
	000s	£m	000s	£m	£m

At 1 January 2006	5,249	110	4,552	43	153
Purchase of treasury shares	4,700	36	1,500	16	52
Release of treasury shares	(1,188)	(16)	—	—	(16)

At 31 December 2006	8,761	130	6,052	59	189

Purchase of treasury shares	4,900	40	1,177	16	56
Release of treasury shares	(1,900)	(29)	—	—	(29)

At 31 December 2007	11,761	141	7,229	75	216

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 1.5% (2006: 1.1%) of called-up share capital, are held as treasury shares and have a par value of 25p per share.

Interactive Data hold their own shares in respect of share buy-back programmes. These shares are held as treasury shares and have a par value of $0.01.

The nominal value of Pearson plc treasury shares amounts to £2.9m (2006: £2.2m). The nominal value of Interactive Data treasury shares amounts to £0.04m (2006: £0.03m).

At 31 December 2007 the market value of Pearson plc treasury shares was £86.1m (2006: £67.6m) and the market value of Interactive Data treasury shares was £119.9m (2006: £74.3m).

Notes to the Consolidated Financial Statements (Continued)

29.	Other reserves and retained earnings

				Total
		Translation	Fair value	other	Retained
	Notes	reserve	reserve	reserves	earnings
	All figures in £ millions

At 1 January 2006		(175)	—	(175)	1,214
Net exchange differences on translation of foreign operations		(417)	—	(417)	—
Profit for the year attributable to equity holders of the Company		—	—	—	446
Dividends paid to equity holders of the Company	10	—	—	—	(220)
Equity settled transactions	26	—	—	—	25
Actuarial gains on retirement benefit obligations	25	—	—	—	107
Treasury shares released under employee share plans	28	—	—	—	(16)
Taxation on items charged to equity	8	—	—	—	12

At 31 December 2006		(592)	—	(592)	1,568

Net exchange differences on translation of foreign operations		25	—	25	—
Cumulative translation adjustment disposed	32	53	—	53	—
Profit for the year attributable to equity holders of the Company		—	—	—	284
Dividends paid to equity holders of the Company	10	—	—	—	(238)
Equity settled transactions	26	—	—	—	30
Actuarial gains on retirement benefit obligations	25	—	—	—	80
Treasury shares released under employee share plans	28	—	—	—	(29)
Taxation on items charged to equity	8	—	—	—	29

At 31 December 2007		(514)	—	(514)	1,724

The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments. Included in the translation reserve is a £49m loss (2006: £53m loss) relating to net assets classified as held for sale.

30.	Business combinations

On 4 May 2007, the Group announced that it had agreed to acquire Harcourt Assessment, a leading test provider, and Harcourt Education International, publisher of textbooks and online materials. The Harcourt Education International acquisition has closed in several stages, following regulatory reviews of the relevant authorities where required. The acquisition of Harcourt Assessment completed on 30 January 2008 and is therefore excluded from the numbers below (see note 37).

On 31 July 2007, the Group acquired eCollege, a leader in the US online distance learning market. In addition, several other businesses were acquired in the current year, mainly within the FT Group. None of these other acquisitions were individually material to the Group. The largest single acquisition in 2006 was Mergermarket.

Notes to the Consolidated Financial Statements (Continued)

The provisional assets and liabilities arising from acquisitions are as follows:

		2007				2006
		Harcourt	eCollege	Other	Total	Total
	Notes	Fair value	Fair value	Fair value	Fair value	Fair value
	All figures in £ millions

Property, plant and equipment	11	6	5	—	11	13
Intangible assets	12	81	100	16	197	156
Intangible assets — Pre-publication	18	16	2	—	18	4
Inventories		15	—	—	15	14
Trade and other receivables		12	13	3	28	24
Cash and cash equivalents		—	—	—	—	28
Trade and other liabilities		(23)	(12)	(3)	(38)	(52)
Financial liabilities — Borrowings		—	(1)		(1)	(3)
Current income tax		2	2	—	4	—
Net deferred income tax liabilities	14	(21)	(24)	—	(45)	(26)
Retirement benefit obligations	25	—	—	—	—	(2)
Provisions for other liabilities and charges	23	(1)	—	(1)	(2)	(3)
Equity minority interest		—	—	—	—	(9)

Net assets acquired at fair value		87	85	15	187	144

Goodwill	12	68	181	55	304	246

Total		155	266	70	491	390

Satisfied by:
Cash		(155)	(266)	(47)	(468)	(382)
Deferred consideration		—	—	(12)	(12)	(17)
Net prior year adjustments		—	—	(11)	(11)	9

Total consideration		(155)	(266)	(70)	(491)	(390)

Carrying value of net assets acquired		25	15	1	41	48
Fair value adjustments		62	70	14	146	96

Fair value to the Group		87	85	15	187	144

The goodwill arising on the acquisition of Harcourt and eCollege results from substantial cost and revenue synergies and from benefits that cannot be separately recognised, such as the assembled workforce.

The fair value adjustments relating to the acquisition of Harcourt and eCollege are provisional and will be finalised during 2008. They include the valuation of intangible assets and the related deferred tax effect. Prior year adjustments relate to the finalisation of fair value adjustments and increases in deferred consideration relating to Mergermarket.

Notes to the Consolidated Financial Statements (Continued)

	Harcourt
	Carrying	Fair	Provisional
	value	value adjs	fair value
	All figures in £ millions

Property, plant and equipment	6	—	6
Intangible assets	—	81	81
Intangible assets — Pre-publication	14	2	16
Inventories	15	—	15
Trade and other receivables	12	—	12
Trade and other liabilities	(23)	—	(23)
Current income tax	2	—	2
Net deferred income tax liabilities	—	(21)	(21)
Provisions for other liabilities and charges	(1)	—	(1)

Net assets acquired at fair value	25	62	87

Goodwill			68

Total			155

	eCollege
	Carrying	Fair	Provisional
	value	value adjs	fair value
	All figures in £ millions

Property, plant and equipment	5	—	5
Intangible assets	2	98	100
Intangible assets — Pre-publication	2	—	2
Trade and other receivables	13	—	13
Trade and other liabilities	(10)	(2)	(12)
Financial liabilities — Borrowings	(1)	—	(1)
Current income tax	2	—	2
Net deferred income tax assets/(liabilities)	2	(26)	(24)

Net assets acquired at fair value	15	70	85

Goodwill			181

Total			266

Net cash outflow on acquisition:

	2007	2006	2005
	All figures in £ millions

Cash — Current year acquisitions	(468)	(382)	(249)
Deferred payments for prior year acquisitions and other items	(4)	(9)	—
Cash and cash equivalents acquired	—	28	3

Cash outflow on acquisition	(472)	(363)	(246)

Harcourt contributed £71m of sales and £7m to the Group’s profit before tax between the date of acquisition and the balance sheet date. eCollege contributed £15m of sales and £4m to the Group’s profit before tax between the date of acquisition and the balance sheet date. Other businesses acquired contributed £4m to the Group’s sales and £2m to the Group’s profit before tax between the date of acquisition and the balance sheet date.

Notes to the Consolidated Financial Statements (Continued)

If the acquisitions had been completed on 1 January 2007, the Group estimates that sales for the period would have been £4,307m and profit before tax would have been £479m.

31.	Non-current assets classified as held for sale

The Group disposed of its Data Management business on 22 February 2008 and this business is classified as held for sale in 2007. The Data Management business was formerly part of the Group’s Other Assessment and Testing cash-generating unit (CGU) and was carved out of this CGU in preparation for disposal. As a result, the Group has recognised an impairment on the goodwill allocated to the Data Management business in anticipation of the loss on disposal (see note 3). In 2006, assets classified as held for sale related to Government Solutions. The major classes of assets and liabilities comprising the operations classified as held for sale at the balance sheet date are as follows:

	Notes	2007	2006

Property, plant and equipment	11	7	9
Intangible assets — Goodwill		96	221
Intangible assets — Other	12	—	7
Intangible assets — Pre-publication		2	—
Inventories		4	1
Trade and other receivables		8	56

Non-current assets classified as held for sale		117	294

Other liabilities		(9)	(26)

Liabilities directly associated with non-current assets classified as held for sale		(9)	(26)

Net assets classified as held for sale		108	268

Notes to the Consolidated Financial Statements (Continued)

32.	Disposals

	2007
	Government					2006	2005
	Solutions	Les Echos	Datamark	Other	Total	Total	Total
	All figures in £ millions

Disposal of subsidiaries
Property, plant and equipment	(10)	(3)	(3)	—	(16)	—	(48)
Intangible assets	(6)	—	—	—	(6)	—	—
Investments in associates and other financial assets	—	—	—	—	—	—	(5)
Inventories	—	—	(1)	—	(1)	—	(4)
Trade and other receivables	(63)	(26)	(5)	(1)	(95)	—	(59)
Cash and cash equivalents	—	(14)	—	—	(14)	—	(134)
Deferred income tax liabilities	—	2	—	—	2	—	8
Trade and other liabilities	23	42	6	2	73	(1)	71
Retirement benefit obligations	—	3	—	—	3	—	—
Provisions for other liabilities and charges	—	1	—	—	1	—	3
Equity minority interests	—	—	—	(8)	(8)	(4)	54
Attributable goodwill	(221)	(4)	(17)	(8)	(250)	(5)	(104)
Cumulative translation adjustment	(53)	—	—	—	(53)	—	14

Net (assets)/liabilities disposed	(330)	1	(20)	(15)	(364)	(10)	(204)

Cash received	286	174	20	15	495	10	513
Other proceeds received	35	—	—	—	35	—	—
Costs	(10)	(10)	—	—	(20)	—	(3)

(Loss)/profit on sale	(19)	165	—	—	146	—	306

	2007	2006	2005

Cash flow from disposals
Cash — Current year disposals	495	10	513
Costs paid	(12)	—	(3)
Cash and cash equivalents disposed	(14)	—	(134)

Net cash inflow	469	10	376

Details of the businesses disposed are shown in note 3.

The proceeds received for the sale of Government Solutions include £286m in cash, £20m in Loan Stock and a 10% interest in the acquiring company valued at £15m.

Other includes share options exercised in Interactive Data.

Notes to the Consolidated Financial Statements (Continued)

33.	Cash generated from operations

	Notes	2007	2006	2005
		All figures in £ millions

Net profit		310	469	644
Adjustments for:
Income tax		222	19	125
Depreciation	11	68	77	80
Amortisation of purchased intangible assets	12	45	28	11
Adjustment on recognition of pre-acquisition deferred tax	12	—	7	—
Amortisation of other intangible assets	12	25	23	18
Investment in pre-publication assets	18	(230)	(213)	(222)
Amortisation of pre-publication assets	18	192	210	192
Loss on sale of property, plant and equipment		1	2	—
Net finance costs	7	106	74	70
Share of results of joint ventures and associates	13	(23)	(24)	(14)
Profit on sale of discontinued operations	3	(146)	—	(346)
Goodwill impairment of discontinued operation	3	97	—	—
Net foreign exchange gains/(losses) from transactions		11	(37)	39
Share-based payment costs	26	30	25	23
Inventories		(1)	(16)	(17)
Trade and other receivables		(5)	(60)	(4)
Trade and other liabilities		80	54	71
Retirement benefit obligations		(126)	(17)	(17)
Provisions		3	—	—

Net cash generated from operations		659	621	653

Included in net cash generated from operations is an amount of £7m (2006: £33m; 2005: £26m) relating to discontinued operations.

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2007	2006	2005
	All figures in £ millions

Net book amount	15	10	3
Loss on sale of property, plant and equipment	(1)	(2)	—

Proceeds from sale of property, plant and equipment	14	8	3

The principal other non-cash transactions are movements in finance lease obligations of £4m (2006: £4m; 2005: £nil).

34.	Contingencies

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

Notes to the Consolidated Financial Statements (Continued)

35.	Commitments

Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2007	2006
	All figures in £ millions

Property, plant and equipment	3	—

The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The Group also leases various plant and equipment under operating lease agreements, also with varying terms. The lease expenditure charged to the income statement during the year is disclosed in note 4.

The future aggregate minimum lease payments in respect of operating leases are as follows:

	2007	2006
	All figures in £ millions

Not later than one year	123	123
Later than one year and not later than two years	116	113
Later than two years and not later than three years	102	103
Later than three years and not later than four years	93	90
Later than four years and not later than five years	85	83
Later than five years	834	857

	1,353	1,369

36.	Related party transactions

Joint ventures and associates — Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 13. Amounts falling due from joint ventures and associates are set out in note 20.

Key management personnel are deemed to be the members of the board of directors of Pearson plc. It is this board which has responsibility for planning, directing and controlling the activities of the Group. Key management personnel compensation is disclosed in the directors’ remuneration report.

There were no other material related party transactions.

No guarantees have been provided to related parties.

37.	Events after the balance sheet date

On 2 January 2008, the Group completed its acquisition of Money-Media, a US-based company offering online news and commentary for the money management industry, for $64m.

On 30 January 2008, the Group completed its $647m acquisition of Harcourt Assessment from Reed Elsevier, after receiving clearance from the US Department of Justice.

On 27 March 2008, the Group disposed of its 50% interest in Financial Times Deutschland (FTD) to its joint venture partner, Gruner + Jahr. The Group’s share of FTD assets at 31 December 2007 was €8m and a small profit on sale is expected.

On 22 February 2008, the Group completed the sale of its Data Management business to M & F Worldwide Corp. for $225m. The Group expects to report a loss on this transaction in 2008 after taking into account the cumulative translation adjustment and tax.

SIGNATURES

The registrant hereby certifies that it meets the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this annual report on its behalf.

Pearson plc

/s/ Robin Freestone
Robin Freestone
Chief Financial Officer

Date: April 25, 2008