Form 20-F
period 2008-12-31
PEARSON PLC
filed 2009-03-26
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON March 26, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 1-16055
PEARSON PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

80 Strand
London, England WC2R 0RL
(Address of principal executive offices)

Stephen Jones
Telephone: +44 20 7010 2000
Fax: +44 20 7010 6060
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

Ordinary Shares, 25p par value	809,276,583

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

For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of £1.00 = $1.46, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2008, the last business day of 2008. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On February 28, 2009 the noon buying rate for sterling was £1.00 = $1.43.

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

The tables below shows selected consolidated financial data under IFRS as issued by the IASB. The selected consolidated profit and loss account data for the years ended December 31, 2008, 2007 and 2006 and the selected consolidated balance sheet data as at December 31, 2008 and 2007 have been derived from our audited consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report.

The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.

For convenience, we have translated the 2008 amounts into US dollars at the rate of £1.00 = $1.46, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2008.

	Year Ended December 31
	2008	2008	2007	2006	2005	2004
	$	£	£	£	£	£
	(In millions, except for per share amounts)

IFRS information:
Consolidated Income Statement data
Total sales	7,024	4,811	4,162	3,990	3,662	3,340
Total operating profit	987	676	574	522	497	359
Profit after taxation from continuing operations	603	413	337	444	319	232
Profit for the financial year	472	323	310	469	644	284
Consolidated Earnings data per share
Basic earnings per equity share(1)	$0.53	36.6p	35.6p	55.9p	78.2p	32.9p
Diluted earnings per equity share(2)	$0.53	36.6p	35.6p	55.8p	78.1p	32.9p
Basic earnings from continuing operations per equity share(1)	$0.70	47.9p	39.0p	52.7p	37.5p	26.4p
Diluted earnings from continuing operations per equity share(2)	$0.70	47.9p	39.0p	52.6p	37.4p	26.3p
Dividends per ordinary share	$0.49	33.8p	31.6p	29.3p	27.0p	25.4p
Consolidated Balance Sheet data at
period end
Total assets (non-current assets plus current assets)	14,448	9,896	7,292	7,213	7,600	6,578
Net assets	7,335	5,024	3,874	3,644	3,733	3,014
Long-term obligations(3)	(4,237)	(2,902)	(1,681)	(1,853)	(2,500)	(2,403)
Capital stock	295	202	202	202	201	201
Number of equity shares outstanding (millions of ordinary shares)	809	809	808	806	804	803

Notes:

(1)	Basic earnings per equity share is based on profit for the financial period and the weighted average number of ordinary shares in issue during the period.

(2)	Diluted earnings per equity share is based on diluted earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings comprise earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options.

(3)	Long-term obligations comprise any liabilities with a maturity of more than one year, including medium and long-term borrowings, derivative financial instruments, pension obligations and deferred income tax liabilities.

(4)	The results of the Data Management business (disposed in February 2008) have been included in discontinued operations for all years presented. The results of Government Solutions (disposed in February 2007) and Les Echos (disposed in December 2007) have been included in discontinued operations for all the years to 2007.

Dividend information

We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at our annual general meeting. At our annual general meeting on May 1, 2009 our shareholders will be asked to approve a final dividend of 22.0p per ordinary share for the year ended December 31, 2008.

The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in the city of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2008 fiscal year will be paid on May 8, 2009.

Fiscal year	Interim	Final	Total	Interim	Final		Total
	(Pence per ordinary share)			(Cents per ordinary share)

2008	11.8	22.0	33.8	21.6	32.1	*	53.7	**
2007	11.1	20.5	31.6	22.4	39.9		62.3
2006	10.5	18.8	29.3	20.0	31.4		51.4
2005	10.0	17.0	27.0	17.8	29.8		47.6
2004	9.7	15.7	25.4	17.4	26.4		43.8

*	As the 2008 final dividend had not been paid by the filing date, the dividend was translated into cents using the noon buying rate for sterling at December 31, 2008.

**	The US dollar values for dividends paid are translated at actual rates on the date paid. In the prior table of selected consolidated financial data, the US dollar dividends per ordinary share are translated at the noon rate on December 31, 2008. The difference between the two amounts is due to the differing exchange rates on the date of payment of the interim dividend and December 31, 2008.

Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting the Group.

Exchange rate information

The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per pound sterling. The average rate is calculated by using the average of the noon buying rates in the city of New York on each day during a monthly period and on the last day of each month during an annual period. On December 31, 2008 the noon buying rate for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes for sterling was £1.00 = $1.46. On February 28, 2009 the noon buying rate for sterling was £1.00 = $1.43.

Month	High	Low

February 2009	$1.49	$1.42
January 2009	$1.53	$1.37
December 2008	$1.55	$1.44
November 2008	$1.62	$1.48
October 2008	$1.78	$1.55
September 2008	$1.86	$1.75

Year Ended December 31	Average rate

2008	$1.84
2007	$2.01
2006	$1.84
2005	$1.81
2004	$1.83

Risk factors

You should carefully consider the risk factors described below, as well as the other information included in this Annual Report. Our business, financial condition or results from operations could be materially adversely affected by any or all of these risks, or by other risks that we presently cannot identify.

Global economic conditions may adversely impact our financial performance.

With the rapid deterioration in the global economic environment during 2008, there is an increased risk of a further weakening in trading conditions in 2009 which could adversely impact our financial performance. The effect of a continued deterioration in the global economy will vary across our different businesses and will depend on the depth, length and severity of any economic downturn. Specific economic risks by business are described more fully in the other risk factors below.

A significant deterioration in Group profitability and/or cash flow caused by a severe economic depression could reduce our liquidity and/or impair our financial ratios, and trigger a need to raise additional funds from the capital markets and/or renegotiate our banking covenants.

A prolonged and severe economic depression could significantly reduce the Group’s revenues, profitability and cash flows as customers would be unable to purchase products and services in the expected quantities and/or pay for them within normal agreed terms. A liquidity shortfall may delay certain development initiatives or may expose the Group to a need to negotiate further funding. If there was a steep decline in operating profit the Group might breach its banking covenants, creating (or exacerbating) a need for further funding (or a renegotiation of the terms of the bank credit agreement) to maintain operations. The current fragile state of the credit markets could expose the Group to a risk that it could neither re-negotiate its existing banking facilities, nor raise enough new funding, at a cost level that was sustainable for the business. Were this to occur, the inability to raise funding would likely lead to a curtailment in investment and growth plans, potential asset disposals (if possible), reduction or elimination in the dividend and in an extreme case a need to restructure the Group’s debt, business model and terms of trade. In such event, the value of the group’s equity could not be assured.

Our US educational textbook and assessment businesses may be adversely affected by changes in state and local educational funding resulting from either general economic conditions, changes in government educational funding, programs and legislation (both at the federal and state level), and/or changes in the state procurement process.

The results and growth of our US educational textbook and assessment business is dependent on the level of federal and state educational funding, which in turn is dependent on the robustness of state finances and the level of funding allocated to educational programs. State, local and municipal finances have been adversely affected by the US recession. In response to budget shortfalls, states and districts may reduce educational spending as they seek cost savings to mitigate budget deficits. Federal economic stimulus packages may provide additional educational funding to compensate for budget shortfalls at the state level.

Federal and/or state legislative changes can also affect the funding available for educational expenditure. Similarly changes in the state procurement process for textbooks, learning material and student tests, particularly in the adoptions market can also affect our markets. For example, changes in curricula, delays in the timing of the adoptions and changes in the student testing process can all affect these programs and therefore the size of our market in any given year.

There are multiple competing demands for educational funds and there is no guarantee that states will fund new textbooks or testing programs, or that we will win this business.

Reductions in advertising revenues and/or circulation will adversely affect the profitability of our newspaper business.

Our newspaper business has diversified its revenue streams but remains dependent on advertising income. The business has high operational gearing; relatively small changes in revenue, positive or negative, have a disproportionate effect on profitability. Any downturn in corporate and financial advertising spend due to the economic slowdown will negatively impact the results of the Financial Times newspaper.

Our customers can increasingly access their information through different channels and from alternative suppliers. This allows our newspaper businesses to distribute and monetize their content in new ways. Our ability to offer a range of content channels provides some protection against the risk of decline of any one format. For example, we might see a decline in print circulation in our more mature markets as readers migrate online, although we see further opportunities for growth in our less mature markets. However, if the migration of readers to new digital formats occurs more quickly than we expect, this is likely to adversely affect print advertising and our newspaper’s profitability.

At Penguin, changes in product distribution channels, increased book returns and/or customer bankruptcy may restrict our ability to grow and affect our profitability.

New distribution channels, e.g. digital format, the internet, online retailers, combined with the concentration of retailer power pose both threats and opportunities to our traditional consumer publishing models, potentially impacting both sales volumes and pricing.

Penguin’s financial performance can also be negatively affected if book return rates increase above historical average levels. Similarly, the bankruptcy of a major retail customer would disrupt short-term product supply to the market as well as result in a large debt write off. The economic slowdown has increased these risks in the short term.

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

In that regard, preliminary settlements of a class action lawsuit brought against Google by the Authors Guild, and a companion lawsuit brought under the auspices of the Association of American Publishers, which challenged Google’s plans to copy the full text of all books ever published without permission of the copyright owners, were reached in October 2008. Subject to a final court approval of the class action settlement, now scheduled for June 2009, the settlement would allow copyright owners of books covered by it to control the online display of those books by Google, with a sharing of revenues derived from that display.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.

Our education, business information and book publishing businesses all operate in highly competitive markets, which are constantly changing in response to competition, technological innovations and other factors. A common trend facing all our businesses is the digitization of content and proliferation of distribution channels, either over the internet, or via other electronic means, replacing traditional print formats. If we do not adapt rapidly to these changes we may lose business to ‘faster’ more ‘agile’ competitors, who increasingly are non-traditional competitors, making their identification all the more difficult.

Illustrations of the competitive threats we face at present include:

—	Students seeking cheaper sources of content, e.g. online discounters, file sharing, use of pirated copies, used books or re-imported textbooks, causing us to lose sales and putting downward pressure on textbook prices in our major markets.

—	Competition from major publishers and other educational material and service providers, including not for profit organizations, in our US educational textbook and assessment businesses.

—	Penguin: authors’ advances in consumer publishing. We compete with other publishing businesses to purchase the rights to author manuscripts. Our competitors may bid to a level at which we could not generate a sufficient return on our investment, and so, typically, we would not purchase these rights.

—	FT: we face competitive threats both from large media players and from smaller businesses, online portals and news redistributors operating in the digital arena and providing alternative sources of news and information.

—	People: the investments we make in our employees, combined with our employment policies and practices, we believe are critical factors enabling us to recruit and retain the very best people in our business sectors.

A control breakdown or service failure in our school assessment businesses could result in financial loss and reputational damage.

There are inherent risks associated with our school assessment businesses, both in the USA and the UK. A service failure caused by a breakdown in our testing and assessment processes could lead to a mis-grading of student tests and/or late delivery of test results to students and their schools. In either event we may be subject to legal claims, penalty charges under our contracts, non-renewal of contracts and/or the suspension or withdrawal of our accreditation to conduct tests. It is also possible that such events would result in adverse publicity, which may affect our ability to retain existing contracts and/or obtain new customers.

In December 2008, the Qualifications and Curriculum Authority awarded Edexcel the 2009 National Curriculum Test (NCT) contract following the termination of the previous contractor who underperformed in delivering the 2008 NCT exams. This is a one year contract for marking Key Stage 2 tests for 2009 only. There is significant reputational risk to Pearson, should Edexcel fail to deliver on this contract. Given the 2008 problems, there will be intense government and media scrutiny of Edexcel’s performance. Furthermore, as the contract was only awarded in late 2008, there is limited time to set up and deliver the required marking services.

Our professional services and school assessment businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. Our financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed.

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

All our businesses, to a greater or lesser extent, are dependent on information technology. We either provide software and/or internet services to our customers or we use complex IT systems and products to support our business activities, particularly in Interactive Data and business information publishing, back-office processing and infrastructure.

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

Across all our businesses, we manage complex operational and logistical arrangements including distribution centers, data centers and large office facilities as well as relationships with third party print sites. We have also outsourced some support functions, including IT, to third party providers. Failure to recover from a major disaster, (e.g. fire, flood etc) at a key facility or the disruption of supply from a key third party vendor or partner (e.g. due to bankruptcy) could restrict our ability to service our customers. Similarly external threats, such as a flu pandemic, terrorist attacks, strikes, weather etc, could all affect our business and employees, disrupting our daily business activities.

A major data privacy breach may cause reputational damage to our brands and financial loss.

Across our businesses we hold large volumes of personal data including that of employees, customers and, in our assessment businesses, students and citizens. Failure to adequately protect personal data could lead to penalties, significant remediation costs, reputational damage, potential cancellation of some existing contracts and inability to compete for future business.

Investment returns outside our traditional core US and UK markets may be lower than anticipated.

To take advantage of international growth opportunities and to reduce our reliance on our core US and UK markets we are increasing our investments in a number of emerging markets, some of which are inherently more risky than our traditional markets. Political, economic, currency, reputational and corporate governance risks (including fraud) as well as unmanaged expansion are all factors which could limit our returns on investments made in these markets.

Failure to generate anticipated revenue growth, synergies and/or cost savings from acquisitions could lead to goodwill and intangible asset impairments.

We continually acquire and dispose of businesses to achieve our strategic objectives. In 2007/08 we made two relatively large acquisitions, i.e. Harcourt Assessment and Harcourt Education International for $950m and eCollege for $491m.

Acquired goodwill and intangible assets could be impaired if we are unable to generate the anticipated revenue growth, synergies and/or cost savings associated with these or other acquisitions.

Our reported earnings and cash flows may be adversely affected by changes in our pension costs and funding requirements.

We operate a number of pension plans throughout the world, the principal ones being in the UK and US. The major plans are self-administered with the plans’ assets held independently of the Group. Regular valuations, conducted by independent qualified actuaries, are used to determine pension costs and funding requirements. As these assets are invested in volatile capital markets, the plans may require additional funding from us, which could have an adverse impact on our results.

It is our policy to ensure that each pension plan is adequately funded, over time, to meet its ongoing and future liabilities. Our earnings and cash flows may be adversely affected by the need to provide additional funding to eliminate pension fund deficits in our defined benefit plans. Our greatest exposure relates to our UK defined benefit pension plan, which is valued once every three years. Pension fund deficits may arise because of inadequate investment returns, increased member life expectancy, changes in actuarial assumptions and changes in pension regulations, including accounting rules and minimum funding requirements.

A full valuation of our UK defined benefit pension plan will be carried out during 2009. Any additional funding requirements will be evaluated on completion of this actuarial review and any additional contributions required are unlikely to be made until 2010.

We generate a substantial proportion of our revenue in foreign currencies particularly the US dollar, and foreign exchange rate fluctuations could adversely affect our earnings and the strength of our balance sheet.

As with any international business our earnings can be materially affected by exchange rate movements. We are particularly exposed to movements in the US dollar to sterling exchange rate as approximately 60% of our revenue is generated in US dollars. Sales for 2008, translated at 2007 average rates, would have been £4,491m or 7% lower.

This is primarily a currency translation risk (i.e. non-cash flow item), and not a trading risk (i.e. cash flow item) as our currency trading flows are relatively limited.

Pearson generates approximately 60% of its sales in the US and each 5¢ change in the average £:$ exchange rate for the full year (which in 2008 was £1:$1.85) would have an impact of approximately 1p on adjusted earnings per share and affect shareholders’ funds by approximately £100m.

Changes in our tax position can significantly affect our reported earnings and cash flows.

Changes in corporate tax rates and/or other relevant tax laws in the UK and/or the US could have a material impact on our future reported tax rate and/or our future tax payments.

ITEM 4.	INFORMATION ON THE COMPANY

Pearson

Pearson is an international media and education company with its principal operations in the education, business information and consumer publishing markets. We create and manage intellectual property, which we promote and sell to our customers under well-known brand names, to inform, educate and entertain. We deliver our content in a variety of forms and through a variety of channels, including books, newspapers and online services. We increasingly offer services as well as content, from test creation, administration and processing to teacher development and school software. Though we operate in more than 60 countries around the world, today our largest markets are the US (59% of sales) and Europe (25% of sales) on a continuing basis.

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

Overview of operating divisions

Pearson consists of three major worldwide businesses:

Pearson Education is the world’s leading education company, providing educational materials, technologies, assessments and related services to teachers and students of all ages. It is also a leading provider of electronic learning programmes and of test development, processing and scoring services to educational institutions, corporations and professional bodies around the world. In 2008, Pearson Education operated through three worldwide segments, which we refer to as “North American Education”, “International Education” and “Professional”:

The FT Group provides business and financial news, data, comment and analysis, in print and online, to the international business community. It has two major parts:

•	FT Publishing includes the globally focused Financial Times newspaper and FT.com website, a range of specialist financial magazines and online services, and Mergermarket, which provides proprietary forward-looking insights and intelligence to businesses and financial institutions.

•	Interactive Data provides specialist financial data to financial institutions and retail investors. Pearson owns a 62% interest in Interactive Data, which is publicly listed on the New York Stock Exchange (NYSE:IDC).

The FT Group also has a 50% ownership stake in both The Economist Group and FTSE International.

The Penguin Group is one of the most famous brands in book publishing. We publish the works of many authors in an extensive portfolio of fiction, non-fiction and reference titles under imprints including Penguin, Hamish Hamilton, Putnam, Berkley, and Dorling Kindersley.

Our strategy

Over the past decade, we have set out to become the world’s leading ‘education’ company. Our objective is to help people make progress in their lives through more knowledge — to help them ‘live and learn’.

Our goal is to produce consistent growth on three key financial measures — adjusted earnings per share, cash flow and return on invested capital — which we believe those are, together, good indicators that we are building long-term value of Pearson.

To achieve this goal, our strategy has four parts, common to all our businesses:

•	Content: We invest steadily in unique publishing of stories, lessons and information and keep replenishing it.

•	Technology and services: Content alone is not enough, and to make our content more useful and enticing, we often add technology. We now receive about a third of our annual sales from technology-based products and services, and these are many of our fastest-growing businesses. Digital services of one kind or another are fundamental to every part of Pearson today.

•	International markets: Though we currently generate approximately 60% of our sales in the US, our brands, content and technology travel well. All parts of Pearson operate in most developed markets and we are also investing in selected emerging markets, where the demand for information and education is growing particularly fast. Our ‘international’ (meaning ‘outside North America’) education business, for example, has almost doubled its sales over the past five years. Five years ago, it accounted for 8% of Pearson’s profits; today it is approaching 20%.

•	Efficiency: The businesses of Pearson have a lot in common, in costs, assets, and activities. Pooling those makes the company stronger and more efficient. It also allows our businesses to learn from each other and to collaborate to save money. On that basis we have invested for efficiency through savings in our individual businesses and through a strong centralised operations structure. We are integrated in many areas where our businesses share the same needs — purchasing, warehousing, distribution, facilities and real estate, project management, people resources, finance and accounting, and transactions. Over the past five years, we have increased our operating profit margins from 10.6% to 15.8% and reduced average working capital as a percentage of sales from 29.4% to 26.1%, freeing up cash for further investment.

Operating divisions

Pearson Education

Pearson Education is one of the largest publishers of textbooks and online teaching materials. It serves the growing demands of teachers, students, parents and professionals throughout the world for stimulating and effective education programs in print and online.

We report Pearson Education’s performance in the three segments: North American Education, International Education, and Professional. In 2008, Pearson Education had sales of £3,112m or 65% (63% in 2007) of Pearson’s total. Of these, approximately 60% were generated in North America and approximately 40% in the rest of the world. Pearson Education generated 60% of Pearson’s operating profit.

North American Education

Our North American business serves educators and students in the USA and Canada from early education through elementary, middle and high schools and into higher education with a wide range of products and services: curriculum textbooks and other learning materials; student assessments and testing services; and education technologies. Pearson has a leading position in each of these areas and a distinctive strategy of connecting those parts to support institutions and personalize learning. In 2008 we began to integrate our North American School and Higher Education companies, which we believe will bring significant opportunities to develop growth businesses, to share investments and technologies and to gain further efficiencies.

Our North American School business contains a unique mix of publishing, testing and technology products for the elementary and secondary school markets, which are increasingly integrated. The major customers of this business are state education boards and local school districts. The business publishes high quality curriculum programmes for school students, at both elementary and secondary level, under a number of imprints including Scott Foresman and Prentice Hall.

Our school testing business is the leading provider of test development, processing and scoring services to US states and the federal government. Its capabilities have been further enhanced through the integration of the recently acquired Harcourt Assessment business. We are also a leading provider of electronic learning programs for schools, and of ‘Student Information Systems’ technology which enables elementary and secondary schools and school districts to record and manage information about student attendance and performance.

Our North American Higher Education business is the largest publisher of textbooks and related course materials for colleges and universities in the US. We publish across all of the main fields of study with imprints such as Prentice Hall, Addison Wesley, Allyn & Bacon and Benjamin Cummings. Typically, professors or other instructors select or ‘adopt’ the text books and online resources they recommend for their students, which students then purchase either in a bookstore or online. Today the majority of our textbooks are accompanied by online services which include homework and assessment tools, study guides and course management systems that enable professors to create online courses. We have also introduced new formats such as downloadable audio study guides and electronic textbooks which are sold on subscription. In addition, we have a fast-growing custom publishing business which works with professors to produce textbooks and online resources specifically adapted for their particular course.

See “Item 5 Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2008 compared to year ended December 31, 2007 — Sales and operating profit by division — North American Education” for a discussion of developments during 2008 with respect to this division.

International Education

Our International Education business covers all educational publishing and related services outside North America.

Our International schools business publishes educational materials in local languages in a number of countries. We are one of the world’s leading providers of English Language Teaching (ELT) materials for children and adults, published under the well-known Longman imprint. We bolstered our position further in international markets through the recent acquisition of the Harcourt Education International business.

Outside North America, our International higher education business adapts our textbooks and technology services for individual markets, and we have a growing local publishing program, with our key markets including the UK, Benelux, Mexico, Germany, Hong Kong, Korea, Taiwan, Singapore, Japan and Malaysia.

We are also a leading provider of testing, assessment and qualification services in a number of key markets including, the UK under the brand name Edexcel, Australia, New Zealand, South Africa, Hong Kong and the Middle East.

See “Item 5 Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2008 compared to year ended December 31, 2007 — Sales and operating profit by division — International Education” for a discussion of developments during 2008 with respect to this division.

Professional

Following the disposal of Government Solutions in 2007 and Data Management in 2008, our Professional education business is focused on publishing and other learning programmes for professionals in business and technology, and on testing and certifying adults to become professionals. Over the past five years we have significantly re-orientated our professional publishing business towards long-term growth markets and built professional testing into a profitable industry leader.

Our Professional education business publishes under the following imprints: Addison Wesley Professional, Prentice Hall PTR and Cisco Press (for IT professionals); Peachpit Press and New Riders Press (for graphics and design professionals); Que/Sams (consumer and professional imprint); and Prentice Hall Financial Times and Wharton School Publishing (for the business education market).

Our professional testing business, Pearson VUE, manages major long-term contracts to provide qualification and assessment services through its network of test centers around the world. Key customers include major technology companies, the Graduate Management Admissions Council, NCLEX, the Financial Industry Regulatory Authority and the UK’s Driving Standards Agency.

See “Item 5 Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2008 compared to year ended December 31, 2007 — Sales and operating profit by division — Professional” for a discussion of developments during 2008 with respect to this division.

The FT Group

The FT Group provides a broad range of data, analysis and services to an audience of internationally-minded business people and financial institutions. In 2008, the FT Group had sales of £796m, or 16% of Pearson’s total sales (16% in 2007), and contributed 26% of Pearson’s operating profit.

It has two major parts: FT Publishing, a combination of the Financial Times, FT.com website, and a portfolio of financial magazines and online financial information companies; and Interactive Data, our 62%-owned financial information company. In recent years the FT Group has significantly shifted its business towards digital and subscription revenues.

FT Publishing

The Financial Times is one of the world’s leading international daily business newspapers, with five editions in the UK, Europe, Middle East and Africa, the US and Asia.

Its main sources of revenue are from sales of the newspaper, advertising and conferences. The Financial Times is complemented by FT.com which sells content and advertising online, and which charges subscribers for detailed industry news, comment and analysis, while providing general news and market data to a wider audience. The new FT.com access model was successfully introduced in 2007 and is based on frequency of use and is intended to drive usage and accelerate advertising growth, while providing greater value and services to its premium paying customers.

FT Business publishes specialist information on the retail, personal and institutional finance industries through titles including Investors Chronicle, Money Management, Financial Adviser and The Banker.

Mergermarket, our online financial data and intelligence provider, provides early stage proprietary intelligence to financial institutions and corporates. Its key products include Mergermarket, Debtwire, dealReporter, Wealthmonitor and Pharmawire (which was launched in 2007).

See “Item 5 Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2008 compared to year ended December 31, 2007 — Sales and operating profit by division — FT Publishing” for a discussion of developments during 2008 with respect to this division.

Interactive Data

Interactive Data is a leading provider of financial market data, analytics and related services to financial institutions, active traders and individual investors. The company’s customers use its offerings to support their portfolio management and valuation, research and analysis, trading, sales and marketing, and client service activities. We own 62% of Interactive Data; the remaining 38% is publicly traded on the NYSE (for more information see NYSE:IDC).

See “Item 5 Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2008 compared to year ended December 31, 2007 — Sales and operating profit by division — Interactive Data” for a discussion of developments during 2008 with respect to this division.

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

The Penguin Group

Penguin is one of the most famous brands in book publishing. It publishes over 4,000 fiction and non-fiction books each year for readers of all ages, and has an extensive range of backlist and frontlist titles including top literary prize winners, classics, reference volumes and children’s titles. Penguin ranks in the top three consumer publishers, based on sales in all major English speaking and related markets, including the US, the UK, Australia, Canada, South Africa and India.

Penguin is well known for its iconic Penguin brand, but it also publishes under many other imprints including, Hamish Hamilton, Putnam, Berkley, Dorling Kindersley, Puffin, and Ladybird. In 2008, Penguin had sales of £903m, representing 19% of Pearson’s total sales (21% in 2007) and contributed 13% of Pearson’s operating profit. Its largest market is the US, which generated around 57% of Penguin’s sales in 2008. The Penguin Group earns around 98% of its revenues from the sale of hard cover and paperback books. The balance comes from audio books and e-books.

Penguin sells directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel that best serves the specific requirements of an order. It also sells through online retailers such as Amazon.com, as well as Penguin’s own website.

See “Item 5 Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2008 compared to year ended December 31, 2007 — Sales and operating profit by division — The Penguin Group” for a discussion of developments during 2008 with respect to this division.

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

Particularly for the North American Education businesses, there are well established cycles operating in the market:

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

The International Education markets operate in a similar way although often with less formal ‘adoption’ processes.

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

FT Publishing competes with newspapers and other information sources, such as The Wall Street Journal, by offering timely and expert journalism and market intelligence. It competes for advertisers with other forms of media based on the ability to offer an effective means for advertisers to reach their target audience. Interactive Data competes with Bloomberg and Thomson Reuters on a global basis for the provision of financial data to the back office of financial institutions. In Europe, Telekurs is also a direct competitor for these services. Smaller, more specialized vendors also compete with Interactive Data in certain market segments and in certain geographic areas.

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

Recent developments

During 2008 Pearson’s International Education business announced its intention to increase its stakes in Longman Nigeria from 29% to 51% for £9m and Maskew Miller Longman (its South African publishing business) from 50% to 85%. Under the terms of the Maskew Miller Longman agreement, Pearson intends to create a new Southern Africa business and in return for the increased stake in Maskew Miller Longman our current joint venture partner will receive £46m in cash and a 15% interest in Pearson’s Heinemann and Edexcel businesses in that region.

In addition Pearson’s International Education business also announced the acquisition of Fronter, a European online learning company based in Oslo, for £16m. The Longman Nigeria acquisition completed in early January 2009 and the Fronter acquisition in February 2009. The Maskew Miller Longman transaction is expected to complete in the second quarter of 2009 following regulatory approval.

Organizational structure

Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of our significant subsidiaries as at December 31, 2008, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

		Percentage
		interest/voting
Name	Country of incorporation/residence	power

Pearson Education
Pearson Education Inc.	United States (Delaware)	100%
Pearson Education Ltd.	England and Wales	100%
Edexcel Ltd.	England and Wales	100%
NCS Pearson Inc.	United States (Minnesota)	100%
FT Group
The Financial Times Limited	England and Wales	100%
Mergermarket Ltd.	England and Wales	100%
Interactive Data Corporation	United States (Delaware)	62%
The Penguin Group
Penguin Group (USA) Inc.	United States (Delaware)	100%
The Penguin Publishing Co Ltd.	England and Wales	100%
Dorling Kindersley Holdings Ltd	England and Wales	100%

Property, plant and equipment

Our headquarters are located at leasehold premises in London, England. We own or lease approximately 900 properties, including approximately 300 testing centers in more than 50 countries worldwide, the majority of which are located in the United Kingdom and the United States.

All of the properties owned and leased by us are suitable for their respective purposes and are in good operating condition. These properties consist mainly of offices, distribution centers and computer testing centers.

The vast majority of our printing is carried out by third party suppliers. We operate two small digital print operations as part of our Pearson Assessment & Testing businesses, one of which was sold as part of the February 2008 Data Management sale. These operations provide short-run and print-on-demand products, typically custom client applications.

We own the following principal properties at December 31, 2008:

General use of property	Location	Area in square feet

Warehouse/Office	Kirkwood, New York, USA	524,000
Warehouse/Office	Pittston, Pennsylvania, USA	406,000
Office	Iowa City, Iowa, USA	310,000
Warehouse/Office	Old Tappan, New Jersey, USA	210,112
Warehouse/Office	Cedar Rapids, Iowa, USA	205,000
Office	Southwark, London, UK	155,000
Office	Hadley, Massachusetts, USA	136,570
Printing	Owatonna, Minnesota, USA	128,000

We lease the following principal properties at December 31, 2008:

General use of property	Location	Area in square feet

Warehouse/Office	Lebanon, Indiana, USA	1,091,435
Warehouse/Office	Cranbury, New Jersey, USA	886,747
Warehouse/Office	Indianapolis, Indiana, USA	737,850
Warehouse/Office	San Antonio, Texas, USA	559,258
Warehouse/Office	Newmarket, Ontario, Canada	518,128
Office	Upper Saddle River, New Jersey, USA	474,801
Warehouse/Office	Rugby, UK	446,077
Office	New York City, New York, USA	430,738
Office	London, UK	282,917
Office	Harlow, UK	231,850
Warehouse/Office	Austin, Texas, USA	226,076
Office	Boston, Massachusetts, USA	225,299
Warehouse	Scoresby, Victoria, Australia	197,255
Office	Boston, Massachusetts, USA	191,360	*
Office	Glenview, Illinois, USA	187,500
Warehouse/Office	Bedfordshire, UK	187,248
Office	Bloomington, Minnesota, USA	153,240
Office	Parsippany, New Jersey, USA	143,777
Office	Chandler, Arizona, USA	135,460
Office	New York City, New York, USA	116,039
Warehouse	San Antonio Zomeyucan, Mexico	113,638
Office	London, UK	112,000
Warehouse	Cape Town, South Africa	111,259
Call Center	Lawrence, Kansas, USA	105,000

*	Reduced to 53,248 square feet subsequent to year end

Capital Expenditures

See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for description of the Company’s capital expenditure.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

The Company has not received, 180 days or more before the end of the 2008 fiscal year, any written comments from the Securities and Exchange Commission staff regarding its periodic reports under the Exchange Act which remain unresolved.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on and should be read in conjunction with the consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report. The financial statements have been prepared in accordance with IFRS as issued by the IASB.

General overview

Introduction

Sales from continuing operations increased from £4,162m in 2007 to £4,811m in 2008, an increase of 16%. The majority of the increase was in the North American and International Education businesses which benefited from acquisitions made in 2007 and 2008. The year on year growth was also significantly impacted by exchange rates, in particular the US dollar. The average US dollar exchange rate strengthened in comparison to sterling in 2008, which had the effect of increasing reported sales in 2008 by £320m when compared to the equivalent figure at constant 2007 rates. When measured at constant 2007 exchange rates, all of Pearson’s businesses reported year on year growth.

Reported operating profit increased by 18% from £574m in 2007 to £676m in 2008. Acquisitions and the relative strength of the US dollar contributed to this increase and operating profit would have been £71m lower if translated at constant 2007 exchange rates. When measured at constant rates, the main contributors to the increase were the International Education and Interactive Data businesses which together with an increased contribution from acquisitions more than offset an increased charge for intangible amortization.

Profit before taxation in 2008 of £585m compares to a profit before taxation of £468m in 2007. The increase of £117m reflects the improved operating performance and reduced net finance costs. Net finance costs decreased from £106m in 2007 to £91m in 2008. The Group’s net interest payable decreased by £6m in 2008 as although our fixed rate policy reduces the impact of changes in market interest rates, we were still able to benefit from a fall in average US dollar and sterling interest rates during the year. Exchange losses of £11m in 2008 compare to a net exchange loss of £17m in 2007. The losses in 2008 mainly relate to the retranslation of foreign currency bank accounts together with other net losses on inter-company items. The losses in 2007 principally relate to exchange losses on legacy euro denominated debt held to hedge euro denominated proceeds from the sale of Les Echos. Partially offsetting interest payable and exchange is finance income relating to post retirement plans of £8m in 2008 compared to an income of £10m in 2007.

On February 22, 2008 the Group completed the sale of its Data Management business and this business has been included in discontinued operations for the period to February 22 in 2008, and the full years in 2007 and 2006.

In 2007, the Group completed the sale of its French newspaper business, Les Echos and its Government contracting business, Government Solutions. The results of Les Echos and Government Solutions have been shown as discontinued operations in the consolidated income statement for 2007 and 2006.

Net cash generated from operations increased to £894m in 2008 from £659m in 2007. The improved cash generation in 2008 was partly due to exchange but also represents strong cash conversion of operating profits from all of the Pearson businesses. On an average basis, the ratio of working capital to sales deteriorated slightly in the year largely as a result of higher working capital balances at new acquisitions. Average working capital comprises the average of the monthly carrying values over the relevant 12 month period for inventory, pre-publication costs, debtors and creditors. Net interest paid at £76m in 2008 was £14m below the previous year as the net interest charge in the income statement fell and the timing of payments was more favorable. Tax paid in 2008 remained consistent with the previous year at £89m compared to £87m in 2007. Net capital expenditure on property, plant and equipment after proceeds from sales increased from £72m in 2007 to £73m in 2008. The net cash outflow in respect of businesses acquired decreased from £472m in 2007 to £395m in 2008 whilst net proceeds from the disposal of businesses decreased from £469m in 2007 to £111m in 2008. Dividends from joint ventures and associates decreased by £9m largely due to smaller special dividends received from the Economist in 2008 compared to 2007. Dividends paid of £285m in 2008 (including £28m paid to minority interests) compares to £248m in 2007. After an unfavorable currency movement of £410m, overall net borrowings increased by 50% from £973m at the end of 2007 to £1,460m at the end of 2008.

Outlook

Pearson achieved a strong performance in 2008 against the backdrop of a sharp deterioration in the global economy. Though the company performed well, market conditions became more difficult for some of our businesses as the year went on.

In the fourth quarter, trading momentum remained strong for our education business. The Financial Times Group continued to achieve good growth — in particular at Interactive Data and Mergermarket — but FT Publishing saw a decline in advertising revenues (which now account for 4% of Pearson’s sales). Consumer publishing markets in the US and the UK were challenging, but Penguin performed well in the key holiday selling season.

We are planning on the basis that the tough market conditions we saw for some of our businesses towards the end of 2008 are likely to persist throughout 2009. We expect to benefit from a range of early actions to revise products and supply lines, reduce costs and sustain investment.

Pearson Education

In Education, we are planning for weak conditions in the US School publishing market but expect continued growth in our Testing, Higher Education and International Education businesses. We expect the new US administration’s emphasis on education, reflected in both the economic stimulus package and the focus on reform, to provide a significant boost to education institutions. The extent and timing of the impact on our business is unclear at this stage, so we have not included these factors in our guidance.

FT Group

At the FT Group, we anticipate continued strong demand for high-quality analysis of global business, finance, politics and economics; a tough year for advertising; strong renewal rates in our subscription businesses; and continued growth at Interactive Data.

The Penguin Group

At Penguin, we expect another good competitive performance in challenging trading conditions for book publishers and booksellers.

Sales information by operating division

The following table shows sales information for each of the past three years by operating division:

	Year Ended December 31
	2008	2007	2006
	£m	£m	£m

Education:
North American	2,002	1,667	1,679
International	866	735	640
Professional	244	226	211
FT Group:
FT Publishing	390	344	280
Interactive Data	406	344	332
Penguin	903	846	848

Total	4,811	4,162	3,990

Sales information by geographic market supplied

The following table shows sales information for each of the past three years by geographic region:

	Year Ended December 31
	2008	2007	2006
	£m	£m	£m

European countries	1,217	1,102	1,003
North America	3,028	2,591	2,585
Asia Pacific	415	351	295
Other countries	151	118	107

Total	4,811	4,162	3,990

Exchange rate fluctuations

We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was $1.85 in 2008, $2.00 in 2007 and $1.84 in 2006. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. In 2008, Pearson generated 59% of its sales in the US (2007: 59%; 2006: 61%). We estimate that a five cent change in the closing exchange rate between the US dollar and sterling in any year could affect our reported earnings per share by 1p and shareholders’ funds by approximately £100m. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information. The year-end US dollar rate for 2008 was £1:$1.44 compared to £1:$1.99 for 2007. In terms of the year end rate, the weakening of sterling in comparison to the US dollar in 2008 was much more significant than in previous years and the relatively strong US dollar had the effect of increasing shareholders’ funds. The net effect of movement in all currencies in 2008 was an increase in our shareholders’ funds of £1,050m (see also note 29 of “Item 18. Financial Statements”). The year-end rate for the US dollar in 2007 was £1:$1.99 compared to £1:$1.96 for 2006. The comparative weakness of the US dollar was less significant in 2007 and the decrease in shareholders funds due to the US dollar was outweighed by the strength of other currencies principally the Canadian dollar and the Euro which contributed to an overall increase in shareholders’ funds due to exchange movements of £25m in 2007.

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

Results of operations

Year ended December 31, 2008 compared to year ended December 31, 2007

Consolidated results of operations

Sales

Our total sales from continuing operations increased by £649m, or 16%, to £4,811m in 2008, from £4,162m in 2007. The increase reflected growth, on a constant exchange rate basis, across all the businesses together with additional contributions from acquisitions made in both 2007 and 2008. The year on year growth was impacted by movements in exchange rates, particularly in the US dollar. 2008 sales, translated at 2007 average exchange rates, would have been £4,491m.

Pearson Education increased sales by £484m or 18% from £2,628m to £3,112m. The North American business was the major contributor to the increase and although much of the increase was due to exchange and a contribution from the Harcourt Assessment acquisition in 2008, we estimate that after excluding acquisitions there was growth of 3% at constant last year exchange rates. The North American Education business saw growth ahead of the market in its US Higher Education business and strong performances in state testing, catalogue tests and clinical assessment in its US Assessment and Information division. These businesses offset some decline in the US School Curriculum business which faced a decline in the overall US school publishing market of 4.4% (source: Association of American Publishers). International Education sales also benefitted from exchange and a full year contribution from the Harcourt Publishing acquisition in 2007. After excluding the effect of acquisitions we estimate that there was growth of 2% at constant last year exchange rates. Although there was good growth in the International Publishing business, the loss of a key school testing contract held back growth in the International Assessment business. Professional sales increased in 2008 by 8% or 1% at constant last year exchange rates. Growth in professional testing and certification was partially offset by some decline in the professional publishing markets.

FT Group sales were 16% ahead of last year with growth at FT Publishing and Interactive Data. FT Publishing sales were up by 13% or 4% after excluding the contribution from acquisitions made in 2007 and 2008 and the effect of exchange. FT Publishing’s sales growth was driven by a shift toward subscription and service based revenues. The newspaper maintained circulation but advertising revenues fell by 3% as the advertising market weakened in the fourth quarter of 2008. Interactive Data sales were up by 18% (9% at constant last year exchange rates and before the contribution from acquisitions) driven by strong sales to both existing and new institutional customers and the maintenance of renewal rates at approximately 95% within the institutional services sector.

Penguin’s sales were up 7% in 2008 (3% at constant last year exchange rates and before the effect of portfolio changes) as a result of a strong publishing performance in all its markets in a year where the business continued to publish bestsellers and win awards.

Pearson Education, our largest business sector, accounted for 65% of our continuing business sales in 2008 compared to 63% in 2007. North America continued to be the most significant source of our sales and as a proportion of total continuing sales contributed 63% in 2008 and 62% in 2007.

Cost of goods sold and operating expenses

The following table summarizes our cost of sales and net operating expenses:

	Year Ended December 31
	2008	2007
	£m	£m

Cost of goods sold	2,174	1,910
Distribution costs	198	202
Administration and other expenses	1,890	1,600
Other operating income	(102)	(101)

Total	1,986	1,701

Cost of goods sold.  Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs and royalty charges. Our cost of sales increased by £264m, or 14%, to £2,174m in 2008, from £1,910m in 2007. The increase corresponds to the increase in sales with cost of sales at 45.2% of sales in 2008 compared to 45.9% in 2007.

Distribution costs.  Distribution costs consist primarily of shipping costs, postage and packing and have typically declined as the business moves more to online delivery of products.

Administration and other expenses.  Our administration and other expenses increased by £290m, or 18%, to £1,890m in 2008, from £1,600m in 2007. As a percentage of sales they increased slightly to 39% in 2008 from 38% in 2007.

Other operating income.  Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions together with income from sale of assets. Other operating income remained fairly consistent at £102m in 2008 compared to £101m in 2007.

Share of results of joint ventures and associates

The contribution from our joint ventures and associates increased slightly from £23m in 2007 to £25m in 2008. The majority of the profit comes from our 50% interest in the Economist.

Operating profit

The total operating profit increased by £102m, or 18%, to £676m in 2008 from £574m in 2007. 2008 operating profit, translated at 2007 average exchange rates, would have been £71m lower.

Operating profit attributable to Pearson Education increased by £45m, or 12%, to £406m in 2008, from £361m in 2007. The increase was mainly due to exchange which offset the effect of increased intangible amortization and the cost of integrating Harcourt Assessment with the existing Assessment businesses. Operating profit attributable to the FT Group increased by £39m, or 28%, to £179m in 2008, from £140m in 2007. The increase reflects exchange differences and a contribution from new acquisitions but also reflects improved margins at Interactive Data which offset some reorganization costs at the Financial Times. Operating profit attributable to the Penguin Group increased by £18m, or 25%, to £91m in 2008, from £73m in 2007. Although Penguin benefitted from exchange there was also continued progress on margin improvement.

Net finance costs

Net finance costs decreased from £106m in 2007 to £91m in 2008. Net interest payable in 2008 was £89m, down from £95m in 2007. Although our fixed rate policy reduces the impact of changes in market interest rates, we were still able to benefit from a fall in average US dollar and sterling interest rates during the year. Year on year, average three month LIBOR (weighted for the Group’s net borrowings in US dollars and sterling at each year end) fell by 2.3% to 3.1%. This reduction in floating market interest rates was partially offset by higher fixed bond coupons prevailing at the time of our 2008 bond issue. The overall result was a decrease in the Group’s average net interest rate payable by 1.4% to 5.9%. In 2008 the net finance income relating to post-retirement plans was an income of £8m compared to an income of £10m in the previous year.

Other net finance costs relating to foreign exchange and short-term fluctuations in the market value of financial instruments included a net foreign exchange loss of £11m in 2008 compared to a loss of £17m in 2007. In 2008 the loss related to the retranslation of foreign currency bank overdrafts and a variety of inter-company items. In 2007 the loss mainly related to losses on Euro denominated debt used to hedge the receipt of proceeds from the sale of Les Echos. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Taxation

The total tax charge in 2008 of £172m represents 29% of pre-tax profits compared to a charge of £131m or 28% of pre-tax profits in 2007. Our overseas profits, which arise mainly in the US are largely subject to tax at higher rates than the UK corporation tax rate (28.5% in 2008 compared to 30% in 2007). Higher tax rates were offset by releases from provisions reflecting continuing progress in agreeing our tax affairs with the authorities.

Minority interests

This comprises mainly the minority share in Interactive Data. Our share of Interactive Data remained at 62% throughout 2008, leaving the minority interest unchanged at 38%.

Discontinued operations

Discontinued operations relate to the disposal of Government Solutions (in February 2007), Les Echos (in December 2007), Datamark (in July 2007) and the Data Management business (in February 2008). The results of Government Solutions and Les Echos have been included in discontinued operations for 2007 and have been consolidated up to the date of sale. Operating profit for Government Solutions in 2007 was £2m and the loss on disposal after tax recorded in 2007 was £112m after a tax charge of £93m. Les Echos’ operating profit in 2007 amounted to £1m and the profit on sale recorded in 2007 was £165m. There was no tax payable on the Les Echos sale. Datamark was bought with the eCollege acquisition in 2007 and immediately sold. The only profit or loss recognized relating to Datamark was a £7m tax benefit arising from the taxable loss on sale. The Data Management business was included in discontinued operations in 2007 and 2008. In 2007 the operating profit before impairment charges was £12m compared to £nil in 2008. The Data Management business was formerly part of the Group’s Other Assessment and Testing cash-generating unit (CGU) and was carved out of this CGU in preparation for disposal. As a result, the Group recognized a goodwill impairment charge of £97m in 2007 in anticipation of the loss on disposal. The loss before tax on disposal in 2008 was £53m, mainly relating to the cumulative translation adjustment. There was a tax charge of £37m on the sale.

Profit for the year

The profit for the financial year in 2008 was £323m compared to a profit in 2007 of £310m. The overall increase of £13m was mainly due to the improved operating performance with a contribution from reduced net finance costs. Offsetting this was the increased tax charge and increased loss from the disposal of discontinued businesses.

Earnings per ordinary share

The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 36.6p in 2008 compared to 35.6p in 2007 based on a weighted average number of shares in issue of 797.0m in 2008 and 796.8m in 2007. The increase in earnings per share was due to the increase in profit for 2008 described above and was not significantly affected by the movement in the weighted average number of shares.

The diluted earnings per ordinary share of 36.6p in 2008 and 35.6p in 2007 was not significantly different from the basic earnings per share in those years as the effect of dilutive share options was again not significant.

Exchange rate fluctuations

The strengthening of the US dollar and other currencies against sterling on an average basis had a positive impact on reported sales and profits in 2008 compared to 2007. 2008 sales, translated at 2007 average exchange rates, would have been lower by £320m and operating profit, translated at 2007 average exchange rates, would have been lower by £71m. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and operating profit by division

The following tables summarize our sales and operating profit for each of Pearson’s divisions. Adjusted operating profit is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. See also note 2 of “Item 18. Financial Statements”.

In our adjusted operating profit we have excluded amortization and adjustment of acquired intangibles. The amortization and adjustment of acquired intangibles is the amortization or subsequent adjustment of intangible assets acquired through business combinations. The charge is not considered to be fully reflective of the underlying performance of the Group.

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2008
	North American	International		FT	Interactive
£m	Education	Education	Professional	Publishing	Data	Penguin	Total

Sales	2,002	866	244	390	406	903	4,811
	42%	18%	5%	8%	8%	19%	100%
Total operating profit	258	113	35	67	112	91	676
	38%	17%	5%	10%	17%	13%	100%
Add back:
Amortization and adjustment of acquired Intangibles	45	22	1	7	9	2	86

Adjusted operating profit: continuing Operations	303	135	36	74	121	93	762
Adjusted operating profit: discontinued Operations	—	—	—	—	—	—	—

Total adjusted operating profit	303	135	36	74	121	93	762

	40%	17%	5%	10%	16%	12%	100%

	Year Ended December 31, 2007
	North American	International		FT	Interactive
£m	Education	Education	Professional	Publishing	Data	Penguin	Total

Sales	1,667	735	226	344	344	846	4,162
	40%	18%	5%	8%	8%	21%	100%
Total operating profit	253	82	26	50	90	73	574
	44%	14%	4%	9%	16%	13%	100%
Add back:
Amortization and adjustment of acquired Intangibles	20	10	1	6	7	1	45

Adjusted operating profit: continuing Operations	273	92	27	56	97	74	619
Adjusted operating profit: discontinued Operations	—	—	14	1	—	—	15

Total adjusted operating profit	273	92	41	57	97	74	634

	43%	15%	6%	9%	15%	12%	100%

North American Education

North American Education sales increased by £335m, or 20%, to £2,002m in 2008, from £1,667m in 2007 and adjusted operating profit increased by £30m, or 11%, to £303m in 2008 from £273m in 2007. The results were significantly affected by the weakening of sterling, which we estimate increased sales by £156m and adjusted operating profit by £17m when compared to the equivalent figures at constant 2007 exchange rates. At constant exchange and after taking account of the contribution from acquisitions there was underlying growth in sales but some decline in profits as the contribution from the US school curriculum business declined in a falling market and we expensed costs on the integration of Harcourt Assessment.

In the US school market, the Association of American Publishers’ estimate that there was an overall decrease for the industry of 4.4% as state budget issues caused particular industry-wide weakness in the supplementary publishing segment and the open territories (those territories that do not have a state-wide adoption process). New adoption market share was 31% in the adoptions where Pearson competed (and 28% of the total new adoption market). The US School business launched enVisionMATH, an integrated print-and-digital elementary mathematics program (and the next generation of the innovative and highly successful California social studies program). enVisionMATH helped to gain a market-leading 38% share of all math adoptions, including 50% in Texas. The program also sold strongly across the Open Territories. During the year the U.S. Department of Defense awarded the US school business a five-year contract to provide elementary-school reading programs, including Pearson’s Reading Street, for its schools around the world.

In the US Assessment and Information business, the integration of Harcourt Assessment progressed well with strong performances in state testing, catalogue tests and clinical assessments. The market-leading state assessments division continued to gain share, winning almost half of the contracts competed for by value and the business now provides major state-wide testing services to 30 states. The business took the lead in online testing with over 3.8 million secure tests delivered across 13 states during the year, up from 2.5 million in 2007. The National Assessments division benefited from new long-term contracts including the American Diploma Project (a three-year contract to deliver Algebra II exams to a consortium of fifteen states); the College Board’s Accuplacer program (a seven-year contract to deliver computer-adaptive reading, writing and maths test to assess college readiness); and the National Board for Professional Teaching Standards (a five-year contract to develop, administer and score its National Board Certification program for accomplished teachers, covering 25 certificate areas). The leading position in teacher certification was boosted by a three-year renewal in California, a six-year renewal in Oklahoma, a four-year renewal in New Mexico and a two-year contract to manage California’s certification testing for teachers of English as a foreign language. The Clinical Assessments division benefited from the strong growth of our AimsWeb data management and progress monitoring service for the Response to Intervention (RTI) market (which monitors children who are having learning difficulty) and the publication of WAIS-IV and MMPI-RF, new editions of the leading products for assessing intelligence and personality. There were major contract wins in Student Information Systems including South Carolina (709,000 students), Dallas (165,000 students) and Baltimore (83,000 students). There were also continued gains by our new Edustructures business with State Education Agencies, and it successfully implemented proof-of-concept projects in Kansas and Alaska, and expanded projects in Virginia, South Carolina and Wyoming.

The US Higher Education publishing market was up 3.6% in 2008, according to the Association of American Publishers, benefiting from healthy enrolments, even in tougher economic conditions, and federal government action to support student funding. The industry continues to see strong demand for instructional materials that are enhanced by technology and customization. Our US Higher Education business grew significantly faster than the industry and outperformed the market for the tenth straight year. There was continued investment in established and new author franchises, such as Campbell and Reece’s Biology, Tro’s Chemistry, Lilienfeld, Lynn, Namy and Woolf’s Psychology and Wysocki and Lynch’s DK Handbook. There was also rapid growth in ‘MyLab’ digital learning, homework and assessment programs, which now span the curriculum. MyLab products are now used by more than 4.3m students globally, with student registrations 48% higher than in 2007. Evaluation studies show that the use of the MyLab programs can significantly improve student test scores and institutional productivity. We saw strong growth in Custom Solutions with our expansion beyond custom textbooks to educational solutions including on-demand authoring of original content, customized technology, and on-demand curriculum, assessments and courseware. The Higher Education business formed new strategic partnerships to provide materials and online learning services to educational institutions. These included Rio Salado College in Arizona, which has 450 online classes and 48,000 students; the Colorado Community College system, providing digital textbooks for 17 courses; and the Louisiana Community & Technical College System, providing students with a customised online learning program across 47 campuses through the combination of custom textbooks, eCollege and MyLabs. eCollege, the platform for fully-online distance learning in higher education, increased enrolments by 34% to 2.5m and benefited from continued strong renewal rates. It achieved good new business performance in both the US and internationally, most notably in Brazil.

Overall margins in the North American Education business were lower at 15.1% in 2008 compared to 16.4% in 2007 with the majority of the decline attributable to the Harcourt Assessment integration costs.

International Education

International Education sales increased by £131m, or 18%, to £866m in 2008, from £735m in 2007 and adjusted operating profit increased by £43m, or 47%, to £135m in 2008 from £92m in 2007. The results benefit from exchange gains and a full year contribution in 2008 from the acquisition of Harcourt International.

In the UK, Edexcel received over 1.3 million registrations for vocational assessment which, when combined with more than 2.1 million registrations for general qualifications, made it one of the UK’s largest assessment organisations. Edexcel marked 4.3m ’A’-level and GCSE (national secondary school examinations) scripts onscreen, representing 88% of all student work marked by their examiners. Edexcel also made a significant investment in supporting the growth of academic and vocational qualifications both in the UK and internationally including the UK’s new Diploma qualification for 14-19 year-olds, the IGCSE qualifications to meet the needs of International schools and colleges and BTEC, Edexcel’s flagship vocational qualification where registrations have grown from about 70,000 to 250,000 in the last two years.

The UK school publishing business grew ahead of the market, with Harcourt International making a significant contribution. This was driven by curriculum reform and market share gains in the secondary market, helped by strong publishing, innovative technology and integrated assessment for learning. The combination of Pearson content, customisation capabilities and technology supported strong performances in Higher Education and ELT across the European markets including France, Benelux and Central and Eastern Europe.

The ‘MyLab’ digital learning, homework and assessment programmes were used internationally by more than 237,000 students, up 82% on 2007, and are now sold in more than 65 countries worldwide. MyLabs and Mastering Physics, two of Pearson’s online education programmes, continue to win international adoptions, increasingly with localised versions for individual markets.

In the Middle East, the business won a contract to deliver the Abu Dhabi Education Council’s external assessment program over three years starting in 2009. The tests cover English, Arabic, mathematics and science for students in grades 3 to 11. Pearson worked with Jordan’s Ministry of Education to build a test development system which has been enhanced to support the creation of test items and tests in Arabic, replacing a paper-based system.

In India, International Education saw rapid sales growth underpinned by strong local publishing of titles including Macroeconomics by Errol D’Sousa of IIM Ahmedabad and Upinder Singh’s book on Ancient and Medieval Indian History. Two books published by Pearson Education won the First and Third Prize in the Delhi Management Association’s DMA-NTPC Awards. In Thailand, Pearson secured its largest adoption of MyITLab outside North America at Sripatum University accompanied by the Go! Office 2007 series of textbooks.

International Education saw rapid growth in Mexico, the business’ largest market in the Latin America region, with particularly strong growth in custom publishing. In English Language Teaching, we won an integrated custom publishing, academic support and services solutions contract with CONALEP, the national vocational/technical secondary program. We developed a custom publishing program for a leading test prep academy, CONAMAT, which included Simplified Mathematics, the best selling title of the program, selling over 20,000 units. In Panama, the Ministry of Education adopted Prentice Hall’s Virtual Labs and Lab Manuals for Chemistry and Biology for 75,000 high school students. In Brazil, which has Latin America’s largest and fastest-growing university population, Pearson provided custom publishing services to five leading universities in business, math, science, engineering and several other fields. There was growing success in Government tenders including a new local math series for middle schools in Mexico and the adoption of two levels of our primary Science program in Chile, adapted from our US Scott Foresman 5th/6th Grade program, to support local curriculum standards in Spanish. Strong growth of English Language Teaching materials across Latin America was underpinned by the performance in Mexico, Argentina, Colombia, Peru and Central America.

International Education margins continued to improve and the increase in the overall margin from 12.5% in 2007 to 15.6% in 2008 continued to reflect increases in both publishing and testing margins.

Professional

Professional sales increased by £18m, or 8%, to £244m in 2008 from £226m in 2007. Adjusted operating profit from continuing operations increased by £9m or 33% to £36m in 2008, from £27m in 2007. Sales were affected by the weakness of sterling, which increased sales by £15m when compared to the equivalent figures at constant 2007 exchange rates.

In professional testing (Pearson VUE), approximately 6m secure online tests were delivered in more than 4,000 test centers worldwide in 2008, an increase of 2% over 2007. Registration volumes for the Graduate Management Admissions Council test rose 12% worldwide in 2008, including a 22% increase outside the US. New business included contracts to provide certification exams for the Health Authority of Abu Dhabi, end of course exams for Maryland University College, certification exams for the Institute of Supply Management, the development and administration of tests for the Colorado Office of Barber and Cosmetology Licensure and an exclusive contract with Adobe. Renewals included contracts with the Georgia Insurance Licensing Board, the Virginia Board of Nursing, the Law National Admissions Consortium, Measurement Research Associates Inc., and the Kentucky Real Estate Commission. Pearson VUE also announced the transition of The Institute of Internal Auditors certification exam, the Certified Internal Auditor, from paper-and-pencil to computer-based test delivery. The Certified Internal Auditor designation is the only globally accepted certification for internal auditors and will be delivered in English, Japanese, French, Spanish and Italian. The business also agreed a partnership with NIIT Ltd. of India to expand Pearson VUE’s certification network in India, extending a range of tests for students throughout the country. In a first phase, Pearson VUE and NIIT will set up testing facilities in Bangalore, Chennai, New Delhi, Hyderabad and Pune.

In Professional publishing, The iPhone Developer’s Cookbook by Erica Sadun initially published online as a DRM-free ebook, became the number one computer book for Amazon Kindle and the number one book on Safari. And, when published in print form, became the number one Computers & Internet Book on Amazon. Scott Kelby, an author at our technology imprint Peachpit, was the top-selling author of computer books in the United States for the fifth consecutive year with titles such as The iPhone Book, Mac OS X Leopard Book and The Adobe CS4 Book

for Digital Photographers. The Professional publishing business created nearly 200 video based educational lessons (230 hours of video) including Aarron Walter’s SEO And Beyond, and Deitel & Associates’ C# 2008 Fundamentals I and II and built new distribution channels for video via our web sites, and via Safari Books Online. The business developed a new iterative publishing programme called Rough Cuts which allows authors and customers to interact ahead of publication, building awareness and capturing customer contributions. Almost 25% of the print books published in 2008 entered the Rough Cuts program, benefiting from comments prior to print publication. There was also strong growth in eBooks, videos and other digital assets sold directly (via our websites and our joint venture, Safari Books Online) and through other digital retail outlets (such as the Amazon Kindle and Sony eReader). Sales of English and local language technology books saw good growth in international markets including the Middle East, South Africa, India and South America with best-sellers including CCNA Exam Certification Library by Wendell Odom, Presentation Zen by Garr Reynolds and Effective Java 2E by Josh Bloch. Titles by Pearson’s business imprints, including FTPress and Wharton School Publishing, included Financial Shock by Mark Zandi, Chief Economist at Moody’s and an advisor to the White House, on the causes of the credit crunch with particular emphasis on the sub-prime mortgage market.

Overall margins in the Professional business continued their rapid improvement and were higher at 14.8% in 2008 compared to 11.9% in 2006 as margins improved again in both the testing and professional publishing businesses.

FT Publishing

Sales at FT Publishing increased by £46m or 13%, from £344m in 2007 to £390m in 2008. Adjusted operating profit from continuing operations increased by £18m, from £56m in 2007 to £74m in 2008. The sales and profit increase is mainly generated by Mergermarket, which continued to perform strongly.

FT Publishing benefited from the shift towards subscription and service-based revenues despite a tough advertising market, particularly in the fourth quarter. Financial Times maintained worldwide newspaper circulation at approximately 435,000 (434,196 average for the June-December ABC period) and won both major UK press awards: Newspaper of the Year at the 2008 British Press Awards and Newspaper Awards. In the UK National Readership Survey, readership rose more than 16% to 418,000. Financial Times circulation revenues were up 16% as investment in content and demand for high-quality analysis of the global financial crisis supported increases in pricing and quality of circulation. FT Publishing advertising revenues were 3% lower for the full year, with a significantly weaker advertising market in the fourth quarter as financial institutions, technology companies and recruiters reduced their marketing investment. During 2008 we took a series of actions to reduce cost and prepare for more difficult trading conditions in 2009. The Financial Times continued to invest in international expansion and fast-growing markets. It successfully launched a new edition for the Middle East, and Rui, a lifestyle and wealth-management magazine for China’s fast-growing business elite.

FT.com benefited from the launch of an innovative new access model involving registration for access to more than three articles per month. Subscribers grew 9% to 109,609, while registered users increased more than five-fold from about 150,000 at the end of 2007 to 966,000 at the end of 2008.

There was a strong performance from Mergermarket, benefiting from its digital subscription model, with contract renewal rates of almost 85%. The Mergermarket and Debtwire products performed particularly well, emphasising that the services remain valuable to customers throughout the cycle. Mergermarket launched two new products, Debtwire ABS and Debtwire Restructuring Database, in response to growing levels of distressed asset sales and restructuring funds. It continued to expand and acquire new customers geographically in the US, Europe and Asia, launching its M&A event-driven product, dealReporter, in Russia, Poland, Turkey, the UAE and South Africa. Mergermarket also continued to build its Pharmawire product for financial institutions that support the pharmaceutical industry. Mergermarket’s conference business, Remark, had a strong year, with significant growth in the number of events, attendees and newsletter publications. It also increased its digital offering in this business through video, podcasts and live webcasts. In January 2008, FT acquired Money-Media, which provides online news and commentary for the fund-management industry. During the year, Money-Media rolled out Ignites Europe, an online news service for people working with the European cross-border fund industry.

At The Economist, in which Pearson owns a 50% stake, global weekly circulation increased by 6.4% to 1.39 m (for the July-December 2008 ABC period). FTSE, in which Pearson also owns a 50% stake, announced several new indices including expansion of the FTSE Environmental Opportunities Index and introduction, in partnership with the Athens Exchange, of the FTSE/ATHEX Liquid Mid Index. Our share of the profits of the Economist and FTSE totaled £18m in 2008 compared to £17m in 2007.

Overall margins at FT Publishing continued to increase driven by the online businesses and in 2008 were 19.0% compared to 16.3% in 2007.

Interactive Data

Interactive Data, grew its sales by 18% from £344m in 2007 to £406m in 2008. Adjusted operating profit grew by 25% from £97m in 2007 to £121m in 2008. Interactive Data margins increased from 28.2% in 2007 to 29.8% in 2008. Both sales and adjusted operating profit were affected by the relative strength of the US dollar, which we estimate increased sales by £28m and adjusted operating profit by £9m when compared to the equivalent figures at constant 2007 exchange rates.

Interactive Data revenue growth was driven by strong new sales and approximately 95% renewal rates within its Institutional Services segment. Pricing and Reference Data continued to generate good growth in North America and Europe. Growth was primarily organic, providing additional services to customers; but it also benefited from bolt-on acquisitions, most recently the purchase of NDF, a leading provider of securities pricing, reference data and related services to most of the major financial institutions in Japan. Real-Time Services saw strong growth in its real-time data feeds business and continued expansion of its Managed Solutions business in the United States. Real-Time Services added a number of new market sources in North America and the Middle East. The Managed Solutions business announced that it had doubled the number of clients in the United States during the past year to 80. There was continued investment in expanding the breadth and depth of the data covered and products offered, including a new alliance to provide complex derivatives and structured product valuation services; and in the capacity of its real-time infrastructure to allow for the anticipated growth in real-time market data volumes.

Interactive Data continued to benefit from growth trends, including heightened scrutiny around the valuation of securities, increasing regulation, increasing adoption of low latency data for algorithmic trading and continuing need to differentiate wealth management offerings with bespoke client interface solutions.

The Penguin Group

Penguin Group sales increased to £903m in 2008 from £846m in 2007 and adjusted operating profit was up 26% to £93m in 2008 from £74m in 2007. Both sales and adjusted operating profit were affected by the stronger US dollar which we estimate increased sales by £54m and adjusted operating profit by £16m when compared to the equivalent figures at constant 2007 exchange rates.

In the US, Penguin had a number one New York Times bestseller for 49 weeks of the year, including Patricia Cornwell’s Scarpetta, Eckhart Tolle’s A New Earth and Greg Mortenson’s Three Cups of Tea. Penguin authors won the major industry awards. Junot Díaz won The Pulitzer Prize for Fiction and the National Book Critics Circle Award for Fiction for The Brief Wondrous Life of Oscar Wao, and Barton Gellman won the Pulitzer Prize for National Reporting.

In the UK, Penguin had 67 top ten bestsellers versus 52 in 2007, according to BookScan. The number one bestseller Devil May Care, the new James Bond novel by Sebastian Faulks, was the fastest-selling hardback fiction title in Penguin UK’s history and third-bestselling in the UK in 2008. Other bestsellers included This Charming Man by Marian Keyes, The Beach House by Jane Green and Jamie’s Ministry of Food by Jamie Oliver. Penguin UK also published many more paperback originals, including Judith O’Reilly’s A Wife in the North.

In Australia, Penguin was named Publisher of the Year at the Australian Book Industry Awards (and won four of the seven awards for individual books) and grew sales ahead of its markets with bestsellers including titles from Australian authors Bryce Courtenay and Tim Winton alongside international authors Marian Keyes and Eckhart Tolle. In India, Penguin is the largest trade publisher and continued to grow rapidly with authors such as Shobhaa

De, Amitav Ghosh and Nandan Nilekani. It also won the major English language prizes in India’s national book awards.

Penguin’s eBook publishing and sales expanded significantly in 2008, with nearly five-fold growth in eBook sales in the US. Penguin worldwide now has 8,500 eBook titles available, more than double the number available in 2007 and during the year Penguin US launched an Enriched eBook Classics series with Jane Austen’s Pride and Prejudice, which debuted in the top 10 on the Amazon Kindle bestseller list. The series is now sold via online stores on both Amazon.com and Penguin.com. Traffic for all Penguin’s web sites increased 37% to 17 million unique users.

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

Pearson Education had another year of growth with an increase in sales of 4%. The International Education business was the biggest contributor to this growth with an increase of 15%. Some of the Pearson Education increase was due to a full year contribution from acquisitions made in 2006 and to additional contribution from the Harcourt acquisition in 2007. We estimate that after excluding these acquisitions the growth would have been 6% at constant last year exchange rates.

In North America, US School publishing sales were up 3.5% compared to an industry increase of 2.7% (source: Association of American Publishers) as the business benefited from sustained investment in new basal programs and innovative digital services. US School testing grew in double digits and although US Higher Education sales were 1% behind the previous year on a headline basis, they would have been 6% ahead of the previous year at constant 2006 exchange rates and after taking account of portfolio changes. This increase meant that the US Higher Education business grew faster than the industry for the ninth successive year.

There was also faster growth in international school publishing and international testing sales, principally in the UK, where sales were up in double digits after benefiting from further contract wins, market share gains and strength in on-line assessment.

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

The FT Group sales were 12% ahead of 2006 with a full year contribution from Mergermarket acquired in the second half of 2006. FT Publishing sales were up by 23% or 12% after excluding the contribution from acquisitions made in 2006 and 2007. FT Publishing growth was driven by a 10% increase in advertising revenues, circulation up 2% and a strong contribution from FT.com. Interactive Data sales were up by 4% (8% at constant 2006 exchange rates and before the contribution from acquisitions) driven by strong sales to both existing and new institutional customers and a renewal rate of approximately 95% within the institutional services sector.

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

Cost of goods sold and operating expenses

The following table summarizes our cost of sales and net operating expenses:

	Year Ended December 31
	2007	2006
	£m	£m

Cost of goods sold	1,910	1,841
Distribution costs	202	232
Administration and other expenses	1,600	1,518
Other operating income	(101)	(99)

Total	1,701	1,651

Cost of goods sold.  Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs and royalty charges. Our cost of sales increased by £69m, or 4%, to £1,910m in 2007, from £1,841m in 2006. The increase corresponds to the increase in sales with cost of sales at 45.9% of sales in 2007 compared to 46.1% in 2006.

Distribution costs.  Distribution costs consist primarily of shipping costs, postage and packing and have typically declined as the business moves more to online delivery of products.

Administration and other expenses.  Our administration and other expenses increased by £82m, or 5%, to £1,600m in 2007, from £1,518m in 2006. As a percentage of sales they remained at 38% in both 2007 and 2006.

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

Discontinued operations

Discontinued operations relate to the disposal of Government Solutions (in February 2007), Les Echos (in December 2007), Datamark (in July 2007) and the Data Management business (in February 2008). The results of Government Solutions and Les Echos have been included in discontinued operations for 2007 and 2006 and have been consolidated up to the date of sale. Operating profit for Government Solutions in 2007 was £2m compared to £22m in 2006 and the loss on disposal after tax recorded in 2007 was £112m after a tax charge of £93m. Les Echos’ operating profit in 2007 amounted to £1m compared to £5m in 2006 and the profit on sale recorded in 2007 was £165m. There was no tax payable on the Les Echos sale. Datamark was bought with the eCollege acquisition and immediately sold. The only profit or loss recognized relating to Datamark was a £7m tax benefit arising from the loss on sale. The Data Management business was held throughout 2006 and 2007 and the operating profit before impairment charges in 2007 was £12m compared to £13m in 2006. The Data Management business was formerly part of the Group’s Other Assessment and Testing cash-generating unit (CGU) and was carved out of this CGU in preparation for disposal. As a result, the Group has recognized a goodwill impairment charge of £97m in 2007 in anticipation of the loss on disposal.

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

Sales and operating profit by division

The following tables summarize our sales and operating profit for each of Pearson’s divisions. Adjusted operating profit is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. See also note 2 of “Item 18. Financial Statements”.

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

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2007
	North
	American	International		FT	Interactive
£m	Education	Education	Professional	Publishing	Data	Penguin	Total

Sales	1,667	735	226	344	344	846	4,162
	40%	18%	5%	8%	8%	21%	100%
Total operating profit	253	82	26	50	90	73	574
	44%	14%	4%	9%	16%	13%	100%
Add back:
Amortization and adjustment of acquired intangibles	20	10	1	6	7	1	45

Adjusted operating profit: continuing operations	273	92	27	56	97	74	619
Adjusted operating profit: discontinued operations	—	—	14	1	—	—	15

Total adjusted operating profit	273	92	41	57	97	74	634

	43%	15%	6%	9%	15%	12%	100%

	Year Ended December 31, 2006
	North
	American	International		FT	Interactive
£m	Education	Education	Professional	Publishing	Data	Penguin	Total

Sales	1,679	640	211	280	332	848	3,990
	42%	16%	5%	7%	8%	22%	100%
Total operating profit	266	70	16	30	82	58	522
	51%	13%	3%	6%	16%	11%	100%
Add back:
Amortization and adjustment of acquired intangibles	14	3	1	2	7	8	35
Other net gains and losses including associates	—	—	—	(4)	—	—	(4)
Other net finance costs of associates	—	—	—	(1)	—	—	(1)

Adjusted operating profit: continuing operations	280	73	17	27	89	66	552
Adjusted operating profit: discontinued Operations	—	—	35	5	—	—	40

Total adjusted operating profit	280	73	52	32	89	66	592

	47%	12%	9%	6%	15%	11%	100%

North American Education

North American Education sales decreased by £12m, or 1%, to £1,667m in 2007, from £1,679m in 2006 and adjusted operating profit decreased by £7m, or 2%, to £273m in 2007 from £280m in 2006. The results were significantly affected by the weakening of the US dollar, which we estimate reduced sales by £135m and adjusted operating profit by £22m when compared to the equivalent figures at constant 2006 exchange rates. At constant exchange there was strong underlying growth in sales and profits, the School results in 2007 benefited from a full year contribution from the acquisitions of National Evaluation Systems (NES), Chancery and PowerSchool made in 2006.

In the US school market, Pearson’s school publishing revenues grew 3.5% against the Association of American Publishers’ estimate of an increase for the industry of 2.7%. New adoption market share was 31% in the adoptions where Pearson competed (and 30% of the total new adoption market). The School business now has the number one or number two market share in reading, math, science and social studies. US School testing sales were up in double digits after high single digit growth in 2006 and growth in excess of 20% in 2005. School testing benefited from further contract wins, market share gains and strength in online assessment. US School margins improved again in 2007 with savings from the integration of acquired businesses and efficiency gains from the use of software platforms.

In US Higher Education sales were up by 6% (in US dollars) ahead of the Association of American Publishers’ estimate of industry growth for the ninth year in succession with rapid growth in online learning and custom publishing. In the US, investment in established and new author franchises, such as Campbell’s Biology, Kotler’s Marketing Management, Hubbard’s Economics and Cicarrelli’s Psychology, continued to underpin the strong performance. The ‘MyLab’ digital homework and assessment programs were launched in 22 new subject disciplines in 2007, increasing the total number of disciplines covered to 38. These programs support over 2,000 textbooks and were used globally by 2.9 million students in 2007 (up more than 30% on 2006). In corporate finance, one of the largest global markets in business education, Pearson published the successful first edition bestseller, Berk/DeMarzo’s Corporate Finance, together with MyFinanceLab and Pearson’s share of this market increased from 4% to 11% in the US. It is the most successful launch of a first edition in this discipline in more than a decade and one of Pearson’s most successful global launches ever, winning university adoptions in 22 countries. In World History, the first edition of Fernandez-Armesto’s The World: A History with MyHistoryLab increased Pearson’s market share from 25% to 35%. In July 2007, we acquired eCollege which builds on Pearson’s position as an education services provider. eCollege works with partner educational institutions to design, build and support online degree, certificate, diploma and professional development programs. Student enrollments increased by 44% in 2007 to 1.9 million. There was continued strong double digit growth in our custom solutions business which builds customized textbooks and online services and has become a leader in the creation of courseware and curricula for e-learning institutions.

Overall margins in the North American Education business were slightly lower at 16.4% in 2007 compared to 16.7% in 2006 as small declines in US publishing margins offset the improvement in US assessment and testing and Canadian margins.

International Education

International Education sales increased by £95m, or 15%, to £735m in 2007, from £640m in 2006 and adjusted operating profit increased by £19m, or 26%, to £92m in 2007 from £73m in 2006. The results benefit from the first contribution in 2007 from the acquisition of Harcourt International.

The International School business continued to grow with strong performances from the publishing businesses in South Africa and Australia. In Italy, the integration of PBM was completed and produced integration savings, margin improvement and market share gains in 2007. In School publishing, the acquisition of Harcourt International increased scale in our international education businesses bringing leading content for school and vocational customers in many markets including the UK, South Africa, Australia and New Zealand. The international testing business was again able to benefit from technology leadership. In the UK, we marked 9.6 million GCSE, AS and A-Level scripts, 4.6 million of which were on screen. Successful global English Language Teaching franchises in all major market franchises (primary, secondary, adult, business and exam preparation) drove strong growth. English Adventure, developed with Disney, grew successfully and has sold more than six million units in less than three years since launch.

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

International Education margins continued to improve and the increase in the overall margin from 11.4% in 2006 to 12.5% in 2007 reflected increases in both publishing and testing margins.

Professional

After excluding sales and adjusted operating profit from Government Solutions and the Data Management businesses (reported as discontinued), Professional sales increased by £15m, or 7%, to £226m in 2007 from £211m in 2006. Adjusted operating profit increased by £10m or 59% to £27m in 2007, from £17m in 2006. Sales were affected by the weakening US dollar, which reduced sales by £14m when compared to the equivalent figures at constant 2006 exchange rates.

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

Overall margins in the Professional business were higher at 11.9% in 2007 compared to 8.1% in 2006 as margins continued to improve in both the testing and professional publishing businesses.

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

Penguin maintained its competitive performance in major markets with a successful global publishing performance led by Alan Greenspan’s The Age of Turbulence, with almost 1 million hard cover copies shipped worldwide, and Kim Edwards’ first novel, The Memory Keeper’s Daughter, a global number one bestseller for Penguin in the US, UK, Australia and Canada. It was an outstanding year for bestsellers in the US with titles including Elizabeth Gilbert’s Eat, Pray, Love, Khaled Hosseini’s A Thousand Splendid Suns and Ken Follett’s World Without End. UK bestsellers included Marian Keyes’ Anybody Out There?, Jamie Oliver’s Jamie at Home, Jeremy Clarkson’s Don’t Stop Me Now and Charlie Higson’s Double or Die. Also in the UK, it was a strong year for the Brands & Licensing division driven by The Dr Who Annual (the second bestselling children’s book of 2007) and bestselling In the Night Garden titles. DK delivered a strong global performance in traditional, custom and digital publishing, benefiting from innovative formats including The Human Body Book, personalized travel guides via traveldk.com and the first DK textbooks for higher education markets.

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

Liquidity and capital resources

Cash flows and financing

Net cash generated from operations increased by £235m (or 36%), to £894m in 2008 from £659m in 2007. This increase reflected strong cash contributions from all businesses, together with the significant strengthening of the US dollar against sterling. The exchange rate for translation of dollar cash flows was $1.56 in 2008 and $1.99 in 2007. In 2008, the headline average working capital to sales ratio for our book publishing businesses deteriorated to 26.1% from 25.6% in 2007, reflecting the higher levels of working capital in Harcourt Assessments (purchased at the end of January 2008). The underlying working capital to sales ratio (excluding the effect of year on year portfolio changes) improved to 25.8% in 2008 from 25.9% in 2007. Average working capital is the average month end balance in the year of inventory (including pre-publication), receivables and payables. Net cash generated from operations increased by £38m (or 6%), to £659m in 2007 from £621m in 2006, even after a one-off special contribution of £100m to our UK pension fund (over and beyond the normal funding requirement). This increase reflected stronger cash contributions from all businesses, together with further improvements in working capital management. In 2007, the average working capital to sales ratio for our book publishing businesses improved to 25.6% from 26.3% in 2006.

Net interest paid decreased to £76m in 2008 from £90m in 2007. The decrease was due to the reduction in US and UK interest rates, with some offset from the higher level of debt following the acquisition of Harcourt Assessments and the strength of the US dollar relative to sterling. Net interest paid was £90m in 2007 compared to £82m in 2006. The 10% increase in 2007 over 2006 was primarily due to higher average interest rates in the UK and US.

Capital expenditure on property, plant and equipment was £75m in 2008, £86m in 2007 and £68m in 2006. The reduction in spend in 2008 reflects reduced infrastructure spend compared to 2007, although the Group continued to invest in digital technology. The increase in 2007 over 2006 reflects investment to update infrastructure, particularly at Penguin and FT Group.

The acquisition of subsidiaries, joint ventures and associates accounted for a cash outflow of £400m in 2008 against £476m in 2007 and £367m in 2006. The principal acquisitions in 2008 were of Harcourt Assessments for £321m and Money Media for £33m. The principal acquisitions in 2007 were Harcourt Education International for £155m and eCollege for £266m. In 2006, the principal acquisition was of Mergermarket for £109m. The balance related to various smaller bolt-on acquisitions (primarily in the school segment) including those of National Evaluation Systems and Paravia Bruno Mondadori.

The sale of subsidiaries and associates produced a cash inflow of £111m in 2008 against £469m in 2007 and £10m in 2006. All the proceeds in 2008 relate to the sale of the Data Management business. The principal disposals in 2007 were of Government Solutions for £278m and Les Echos for £156m. The disposal in 2006 relates entirely to the proceeds from the take-up of share options issued to minority shareholders.

The cash outflow from financing of £149m in 2008 reflects the repayment of one £100m bond, the repayment of borrowings against a short-term bridge financing facility and a further increase in the group dividend. Offsetting this, the Group successfully issued $900m of US Dollar bonds in the year in spite of the challenging credit markets. The cash outflow from financing activities of £444m in 2007 represented the higher Group dividend (as the Group sought to match dividend growth more closely with earnings growth) and the repayment of one €591m bond, offset in part by drawings on the Group’s revolving credit facility. The cash outflow from financing of £348m in 2006 primarily reflects the payment of the Group dividend (at a higher dividend per share than 2005) and the repayment of a $250m bond at its maturity date.

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

At December 31, 2008, our net debt was £1,460m compared to net debt of £973m at December 31, 2007. Net debt is defined as all short-term, medium-term and long-term borrowing (including finance leases), less all cash, cash equivalents and liquid resources. Cash equivalents comprise short-term deposits with a maturity of up to 90 days, while liquid resources comprise short-term deposits with maturities of more than 90 days and other marketable instruments which are readily realizable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to £2,363m at December 31, 2008, compared to £1,608m at December 31, 2007 reflecting the impact of the strengthening of the US dollar relative to sterling and the additional US dollar bonds issued in the year. At December 31, 2008, cash and liquid resources were £685m, compared to £560m at December 31, 2007.

Contractual obligations

The following table summarizes the maturity of our borrowings and our obligations under non-cancelable operating leases, exclusive of anticipated interest payments.

	At December 31, 2008
		Less than	One to	Two to	After five
	Total	one year	two years	five years	years
	£m	£m	£m	£m	£m

Gross borrowings:
Bank loans, overdrafts and commercial paper	228	—	—	228	—
Variable rate loan notes	—	—	—	—	—
Bonds	2,128	244	—	626	1,258
Finance lease obligations	7	4	2	1	—
Operating lease obligations	1,612	149	138	355	970

Total	3,975	397	140	1,210	2,228

At December 31, 2008 the Group had capital commitments for fixed assets, including finance leases already under contract, of £7m (2007: £9m). There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal claims. None of these claims or guarantees is expected to result in a material gain or loss.

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

We have in place a committed revolving credit facility of $1.75bn, of which $92m matures in May 2011 and the balance of $1.658bn matures in May 2012. At December 31, 2008, approximately $1.56bn was available under this facility. This credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:

We must maintain the ratio of our profit before interest, tax and amortization to our net interest payable at no less than 3:1; and

We must maintain the ratio of our net debt to our EBITDA, which we explain below, at no more than 4:1.

“EBITDA” refers to earnings before interest, taxes, depreciation and amortization. We are currently in compliance with these covenants.

Treasury policy

Our treasury policy is described in note 19 of “Item 18. Financial Statements”. For a more detailed discussion of our borrowing and use of derivatives, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Related parties

There were no significant or unusual related party transactions in 2008, 2007 or 2006. Refer to note 36 in “Item 18. Financial Statements”.

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

The following table sets forth information concerning senior management, as of March 2009.

Name	Age	Position

Glen Moreno	65	Chairman
Marjorie Scardino	62	Chief Executive
David Arculus	62	Non-executive Director
David Bell	62	Director for People
Terry Burns	65	Non-executive Director
Patrick Cescau	60	Non-executive Director
Will Ethridge	57	Chief Executive, Pearson Education North America
Rona Fairhead	47	Chairman and Chief Executive, The FT Group
Robin Freestone	50	Chief Financial Officer
Susan Fuhrman	64	Non-executive Director
Ken Hydon	64	Non-executive Director
John Makinson	54	Chairman and Chief Executive, Penguin Group
CK Prahalad	67	Non-executive Director

Glen Moreno was appointed chairman of Pearson on October 1, 2005. He is the senior independent director of Man Group plc and a director of Fidelity International Limited. He was recently made acting chairman of UK Financial Investments Limited, the company set up by HM Treasury to manage the government’s shareholdings in UK banks.

Marjorie Scardino joined the board and became chief executive in January 1997. She is a member of Pearson’s nomination committee. She trained and practiced as a lawyer and was chief executive of The Economist Group from 1993 until joining Pearson. She is also vice chairman of Nokia Corporation and a director of several charitable organizations.

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

David Bell became a director in March 1996.  He was appointed Pearson’s director for people with responsibility for finding, keeping, rewarding and inspiring our employees across the Pearson Group. He is chairman of the Financial Times and Sadler’s Wells Theatre. He is also chairman of Crisis, a charity for the homeless, Roehampton University, The Institute for War and Peace Reporting and the London Transport Museum.

Terry Burns became a non-executive director in May 1999 and the senior independent director in February 2004. He currently serves on the nomination and personnel committees. He was the UK government’s chief economic advisor from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is chairman of Alliance & Leicester plc, Abbey National plc and Glas Cymru Limited and is a non-executive director of Banco Santander Central Hispano. He was previously chairman of Marks and Spencer Group plc.

Patrick Cescau became a non-executive director in April 2002. He joined the audit committee in January 2005, and is also a member of the nomination committee. He was previously group chief executive of Unilever and currently serves as a non-executive director of Tesco plc.

Will Ethridge became a director in May 2008 and was appointed chief executive of Pearson’s North American education business, spanning School, Higher Education and Professional publishing, assessment, technology and services. He previously held a number of senior positions within Pearson Education. He is chairman of CourseSmart, a publishers’ consortium, vice chairman of the Association of American Publishers and a director of Interactive Data.

Rona Fairhead became a director in June 2002, originally as chief financial officer. She was appointed chairman and chief executive of the FT Group in June 2006 and became responsible for Pearson VUE in March 2008. From 1996 until 2001, she worked at ICI plc, where she served as executive vice president, group control and strategy. She is also chairman of Interactive Data, a non-executive director of HSBC Holdings plc and chairs the HSBC audit committee.

Robin Freestone became a director of Pearson and was appointed chief financial officer in June 2006, having previously served as deputy chief financial officer since 2004. He was previously group financial controller of Amersham plc (now part of GE). He qualified as a chartered accountant with Touche Ross (now Deloitte). He is also a non-executive director and founder shareholder of eChem Limited.

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

Ken Hydon became a non-executive director in February 2006 and currently serves on the personnel and nomination committees and as chairman of the audit committee. He is a non-executive director of Tesco plc, Reckitt Benckiser Group plc and Royal Berks NHS Foundation Trust. He was previously finance director of Vodafone Group plc and of subsidiaries of Racal Electronics.

John Makinson became chairman of the Penguin Group in May 2001 and its chief executive officer in June 2002. He served as Pearson’s finance director from March 1996 until June 2002. He is also chairman of the Institute of Public Policy Research and a director of The National Theatre and The International Rescue Committee (UK).

Coimbatore Krishnarao Prahalad became a non-executive director in May 2008 and is a distinguished university professor of corporate strategy and international business at the University of Michigan Business School. He is a director of NCR, Hindustan Unilever Corporation, World Resources Institute and the Indus Entrepreneurs.

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

Remuneration policy

We want a performance culture that supports our strategy and goals and incentive programs that reward their achievement. Performance conditions for the company’s various performance-related annual or long-term incentive plans are linked to the company’s strategic objectives and aligned with the interests of shareholders

Our starting point continues to be that total remuneration (base compensation plus annual and long-term incentives) should reward both short and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.

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

We want our executive directors’ remuneration to be competitive with those of directors and executives in similar positions in comparable companies. We use a range of UK companies in different sectors including the media sector. Some are of a similar size to Pearson, while others are larger, but the method which the Committee’s independent advisers use to make comparisons on remuneration takes this into account. All have very substantial overseas operations. We also use selected media companies in North America. We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our remuneration was not competitive.

Base salary

Our normal policy is to review salaries annually consistent with the way we benchmark pay and taking into account the approach to pay across the company as a whole.

Allowances and benefits

It is the company’s policy is that benefit programs should be competitive in the context of the local labor market, but as an international company we require executives to operate worldwide and recognize that recruitment also operates worldwide.

Annual incentives

The Committee establishes the annual incentive plans for the executive directors and the chief executives of the company’s principal operating companies, including performance measures and targets. These plans then become the basis of the annual incentive plans below the level of the principal operating companies, particularly with regard to the performance measures used and the relationship between the incentive plan targets and the relevant business unit operating plans.

The Committee will continue to review the annual incentive plans each year and to revise the performance measures, targets and individual incentive opportunities in light of current conditions.

Annual incentive payments do not form part of pensionable earnings.

The financial performance measures relate to the company’s main drivers of business performance at both the corporate, operating company and business unit level. Performance is measured separately for each item. For each performance measure, the Committee establishes thresholds, target and maximum levels of performance for different levels of payout.

With the exception of the chief executive, normally 10% of the total annual incentive opportunity for the executive directors and other members of the Pearson Management Committee is based on performance against personal objectives as agreed with the chief executive. These may include inter alia objectives relating to corporate social responsibility.

For 2009, the financial performance measures for Pearson plc are sales, operating profit (for the operating companies) and growth in underlying earnings per share for continuing operations at constant exchange rates (for Pearson plc), average working capital as a ratio to sales and operating cash flow. The selection and weighting of the performance measures takes into account the strategic objectives and the business priorities relevant to each operating company and to Pearson overall each year.

Since 2008, the individual annual incentive opportunities for the executive directors other than the chief executive have been expressed as absolute cash amounts. The Committee with the advice of the chief executive determines the aggregate level of annual incentives and individual incentive opportunities taking into account all relevant factors. These factors may include the profitability of the company, individual roles and responsibilities, market annual incentive levels, and the level of stretch in the performance targets.

For 2009, there is no change to the incentive opportunity for the chief executive which remains at 100% of base salary at target and 150% at maximum.

There is also no change to the average target individual incentive opportunity for the other executive directors which is £396,000 (the same as in 2008 on a like-for-like basis at constant exchange rates). The maximum opportunity remains at twice target (as in 2008).

The annual incentive plans are discretionary and the Committee reserves the right to make adjustments to payouts up or down if it believes exceptional factors warrant doing so. The committee may also award individual discretionary incentive payments and did so in 2008 for Will Ethridge in recognition of his contributions in such areas as his leadership efforts on the Google settlement and his oversight of Pearson’s global content management programme.

Name	Pearson plc	Operating company	Personal objectives

Marjorie Scardino	100%	—	—
David Bell	90%	—	10%
Will Ethridge	45%	35%	20%
Rona Fairhead	30%	60%	10%
Robin Freestone	90%	—	10%
John Makinson	30%	60%	10%

For Pearson plc, the performance measures were sales, earnings per share growth, average working capital to sales ratio and operating cash flow. Sales and underlying growth in adjusted earnings per share at constant exchange rates were above target but below maximum. Average working capital as a ratio to sales was above threshold but below target. Operating cash flow was above maximum.

For Higher Education and Professional, the performance measures were sales, operating profit, average working capital as a ratio to sales and operating cash flow. Operating profit, average working capital as a ratio to sales and operating cash flow were all above maximum. Sales were above target but below maximum.

For FT Publishing, the performance measures were sales, operating profit and operating cash flow. Sales were below threshold. Operating profit was above threshold but below target. Operating cash flow was above maximum.

For Pearson VUE, the performance measures were sales, operating profit, average working capital as a ratio to sales and operating cash flow. Sales were above target but below maximum. Performance across all other measures was above maximum.

For Penguin Group, the performance measures were sales, operating margin, average working capital as a ratio to sales and operating cash flow. Sales were above target but below maximum. Operating margin was above threshold but below target. Average working capital as a ration to sales and operating cash flow were above maximum.

Bonus share matching

In 2008, shareholders approved the renewal of the annual bonus share matching plan, which permits executive directors and senior executives around the company to invest up to 50% of any after-tax annual bonus in Pearson shares.

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

Long-term incentives

At the annual general meeting in April 2006, shareholders approved the renewal of the long-term incentive plan first introduced in 2001.

Executive directors, senior executives and other managers can participate in the plan which can deliver restricted stock and/or stock options. Approximately 5% of the company’s employees currently hold awards under the plan. The aim is to give the Committee a range of tools with which to link corporate performance to management’s long-term reward in a flexible way. It is not the Committee’s intention to grant stock options in 2009.

Restricted stock granted to executive directors vests only when stretching corporate performance targets over a specified period have been met. Awards vest on a sliding scale based on performance over the period. There is no retesting. The Committee determines the performance measures and targets governing an award of restricted stock prior to grant.

The performance measures that have applied since 2006 and that will apply for 2009 and subsequent awards for the executive directors are focused on delivering and improving returns to shareholders. These are relative total shareholder return, return on invested capital and earnings per share growth.

Restricted stock may be granted without performance conditions to satisfy recruitment and retention objectives. Restricted stock awards that are not subject to performance conditions will not be granted to any of the current executive directors.

The Committee’s independent advisers verify each year the expected value of individual awards i.e. their net present value after taking into account the vesting schedule, risk of forfeiture and the probability that any performance targets will be met. The level of individual awards takes into account three factors: their expected values; the assessments by the Committee’s independent advisers of market practice for comparable companies and of directors’ total remuneration relative to the market and the face value of individual awards and their potential value should the performance targets be met in full.

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

There are limits on the amount of new-issue equity we can use. In any rolling ten-year period, no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson’s share plans, and no more than 5% of Pearson equity will be issued, or be capable of being issued, under executive or discretionary plans. In addition, for existing shares no more than 5% of Pearson equity may be held in trust at any time.

Shareholding policy

We encourage executive directors to build up a substantial shareholding in the company in line with the policy of encouraging widespread employee share ownership. We do not think it is necessary to specify a particular relationship of shareholding to salary because of the volatility of the stock market and the share retention features that already exist in the annual bonus share matching plan and long-term incentive plans.

Service agreements

In accordance with long established policy, all continuing executive directors have rolling service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues until retirement.

The committee reviewed the policy on executive employment agreements in 2008. For future executive directors, service agreements should provide that the company may terminate these agreements by giving no more than 12 months’ notice. As an alternative to giving notice, the company may pay salary, target annual incentive and the cost of pension and other benefits in lieu, subject to mitigation. In the case of the longer serving directors with legacy employment agreements, the compensation payable in circumstances where the company terminates the agreements without notice or cause takes the form of liquidated damages.

There are no special provisions for notice, pay in lieu of notice or liquidated damages in the event of termination of employment in the event of a change of control of Pearson. On termination of employment, executive directors’ entitlements to any vested or unvested awards under Pearson’s discretionary share plans are treated in accordance with the terms of the relevant plan.

Retirement benefits

Executive directors participate in the pension arrangements set up for Pearson employees. Marjorie Scardino, Will Ethridge, John Makinson, Rona Fairhead and Robin Freestone will also have other retirement arrangements because of the cap on the amount of benefits that can be provided from the arrangements in the US and the UK.

The differences in the arrangements for the current executive directors reflect the different arrangements in the UK and the US and the changes in pension arrangements generally over the periods of their employment. The pension arrangements for all the executive directors include life insurance cover while in employment, and entitlement to a pension in the event of ill-health or disability. A pension for their spouse and/or dependants is also available on death.

In the US, the defined benefit arrangement is the Pearson Inc. Pension Plan. This plan provides a lump sum convertible to a pension on retirement. The lump sum accrued at 6% of capped compensation until 31 December 2001 when further benefit accruals ceased. Normal retirement age is 65 although early retirement is possible subject to a reduction for early payment. No increases are guaranteed for pensions in payment. There is a spouse’s pension on death in service and the option to provide a death in retirement pension by reducing the member’s pension.

The defined contribution arrangement in the US is a 401(k) plan. At retirement, the account balances will be used to provide benefits. In the event of death before retirement, the account balances will be used to provide benefits for dependants.

In the UK, the pension plan is the Pearson Group Pension Plan and executive directors participate in either the Final Pay or the Money Purchase 2003 section. Normal retirement age is 62, but, subject to company consent, retirement is currently possible after age 50 (age 55 from April 2010). In the Final Pay section, the accrued pension is reduced on retirement prior to age 60. Pensions in payment are guaranteed to increase each year at 5% or the increase in the Index of Retail Prices, if lower. Pensions for a member’s spouse, dependant children and/or nominated financial dependant are payable in the event of death. In the Money Purchase 2003 section the account balances are used to provide benefits at retirement. In the event of death before retirement pensions for a member’s spouse, dependant children and/or nominated financial dependant are payable.

Members of the Pearson Group Pension Plan who joined after May 1989 are subject to an upper limit of earnings that can be used for pension purposes, known as the earnings cap. This limit, £108,600 as at 6 April 2006, was abolished by the Finance Act 2004. However the Pearson Group Pension Plan has retained its own ’cap’, which will increase annually in line with the UK Government’s Index of Retail Prices (All Items). The cap was £117,600 as at 6 April 2008.

As a result of the UK Government’s A-Day changes effective from April 2006, UK executive directors and other members of the Pearson Group Pension Plan who are, or become, affected by the lifetime allowance are provided with a cash supplement as an alternative to further accrual of pension benefits on a basis that is broadly cost neutral to the company.

Marjorie Scardino

Marjorie Scardino participates in the Pearson Inc. Pension Plan and the approved 401(k) plan.

Additional pension benefits are provided through an unfunded unapproved defined contribution plan and a funded defined contribution plan approved by HM Revenue and Customs as a corresponding plan to replace part of the unfunded plan. The account balance of the unfunded unapproved defined contribution plan is determined by reference to the value of a notional cash account that increases annually by a specified notional interest rate. This plan provides the opportunity to convert a proportion of this notional cash account into a notional share account reflecting the value of a number of Pearson ordinary shares. The number of shares in the notional share account is determined by reference to the market value of Pearson shares at the date of conversion.

David Bell

David Bell is a member of the Pearson Group Pension Plan. He was eligible for a pension of two-thirds of his final base salary at age 62 due to his long service.

Will Ethridge

Will Ethridge is a member of the Pearson Inc. Pension Plan and the approved 401(k) plan. He also participates in an unfunded, unapproved Supplemental Executive Retirement Plan (SERP) that provides an annual accrual of 2% of final average earnings, less benefits accrued in the Pearson Inc. Pension Plan and US Social Security. Additional defined contribution benefits are provided through a funded, unapproved 401(k) excess plan.

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

John Makinson

John Makinson is a member of the Pearson Group Pension Plan under which his pensionable salary is restricted to the plan earnings cap. The company ceased contributions on 31 December 2001 to his FURBS arrangement. During 2002 it set up an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for him. The UURBS tops up the pension payable from the Pearson Group Pension Plan and the closed FURBS to target a pension of two-thirds of a revalued base salary on retirement at age 62. The revalued base salary is defined as £450,000 effective at 1 June 2002, increased at 1 January each year by reference to the increase in the UK Government’s Index of Retail Prices (All Items). In the event of his death a pension from the Pearson Group Pension Plan, the FURBS and the UURBS will be paid to his spouse or nominated financial dependant. Early retirement is possible from age 50 (age 55 from April 2010), with company consent.

The pension is reduced to reflect the shorter service, and before age 60, further reduced for early payment.

Executive directors’ non-executive directorships

Our policy is that executive directors may, by agreement with the board, serve as non-executives of other companies and retain any fees payable for their services.

The following executive directors served as non-executive directors elsewhere and received fees or other benefits for the period covered by this report as follows: Marjorie Scardino (Nokia Corporation and MacArthur Foundation); Rona Fairhead (HSBC Holdings plc) and Robin Freestone (eChem).

Chairman’s remuneration

Our policy is that the chairman’s pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies. He is not entitled to any annual or long-term incentive, retirement or other benefits.

There were no changes in the chairman’s remuneration in 2008. With effect from 1 January 2007, his remuneration was £450,000 per year.

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

There were no changes in the structure and level of non-executive directors’ fees in 2008. With effect from 1 July 2007, these were as follows:

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

Terry Burns also receives a fee in respect of his non-executive directorship at Edexcel.

Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Remuneration of senior management

Excluding contributions to pension funds and related benefits, senior management remuneration for 2008 was as follows:

	Salaries/	Annual
	Fees(1)	Incentive(2)	Allowances(3)	Benefits(4)	Total(5)
	£000	£000	£000	£000	£000

Non-executive Chairman
Glen Moreno	450	—	—	—	450
Executive directors
Marjorie Scardino	950	1,017	55	35	2,057
David Bell	469	493	—	21	983
Will Ethridge (appointed 1 May 2008)	361	810	—	—	1,171
Rona Fairhead	506	494	—	36	1,036
Robin Freestone	450	491	—	16	957
John Makinson	525	500	183	32	1,240

Senior management as a group	3,711	3,805	238	140	7,894

Notes:

(1)	There will be no increase in base salary for the executive directors for 2009.

(2)	Will Ethridge’s annual incentive includes a special award of Pearson shares in recognition of his contributions in such areas as his leadership efforts on the Google settlement and his oversight of Pearson’s global content management programme. The after-tax amount will be invested in Pearson shares, which will be acquired and held under the annual bonus share matching plan in 2009.

(3)	Allowances for Marjorie Scardino include £43,560 in respect of housing costs and a US payroll supplement of £11,804. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US and received £182,824 for 2008.

(4)	Benefits include company car, car allowance and UK health care premiums. US health and welfare benefits for Marjorie Scardino and Will Ethridge are self-insured and the company cost, after employee contributions, is tax free to employees. For Marjorie Scardino, benefits include £20,233 pension planning and financial advice. Marjorie Scardino, Rona Fairhead, David Bell and John Makinson have the use of a chauffeur.

(5)	No amounts as compensation for loss of office and no expense allowances chargeable to UK income tax were paid during the year.

Share options of senior management

This table sets forth for each director the number of share options held as of December 31, 2008 as well as the exercise price, rounded to the nearest whole pence/cent, and the range of expiration dates of these options.

	Number of		Exercise	Earliest
Director	Options	(1)	Price	Exercise Date	Expiry Date

Marjorie Scardino(2)	37,583	c*	1372.4p	06/08/02	06/08/09
	37,583	c*	1647.5p	06/08/02	06/08/09
	41,550	d*	1421.0p	05/09/02	05/09/11
	41,550	d*	1421.0p	05/09/03	05/09/11
	41,550	d*	1421.0p	05/09/04	05/09/11
	41,550	d*	1421.0p	05/09/05	05/09/11

Total	241,366

David Bell	297	b	629.6p	08/01/09	02/01/10
	821	b	690.4p	08/01/10	02/01/11
	18,705	c*	1372.4p	06/08/02	06/08/09
	18,705	c*	1647.5p	06/08/02	06/08/09
	16,350	d*	1421.0p	05/09/02	05/09/11
	16,350	d*	1421.0p	05/09/03	05/09/11
	16,350	d*	1421.0p	05/09/04	05/09/11
	16,350	d*	1421.0p	05/09/05	05/09/11

Total	103,928

Will Ethridge	10,802	c*	1372.4p	06/08/02	08/06/09
	10,802	c*	1647.5p	06/08/02	08/06/09
	11,010	d*	$21.00	05/09/02	09/05/11
	11,010	d*	$21.00	05/09/03	09/05/11
	11,010	d*	$21.00	05/09/04	09/05/11
	11,010	d*	$21.00	05/09/05	09/05/11
	14,680	d*	$11.97	11/01/02	11/01/11
	14,680	d*	$11.97	11/01/03	11/01/11
	14,680	d*	$11.97	11/01/04	11/01/11

Total	109,684

Rona Fairhead	2,371	b	690.4p	08/01/12	02/01/13
	20,000	d*	822.0p	11/01/02	11/01/11
	20,000	d*	822.0p	11/01/03	11/01/11
	20,000	d*	822.0p	11/01/04	11/01/11

Total	62,371

	Number of		Exercise	Earliest
Director	Options	(1)	Price	Exercise Date	Expiry Date

Robin Freestone	1,757	b	534.8p	08/01/11	02/01/12

Total	1,757

John Makinson	4,178	b	424.8p	08/01/10	02/01/11
	21,477	c*	1372.4p	06/08/02	06/08/09
	21,477	c*	1647.5p	06/08/02	06/08/09
	19,785	d*	1421.0p	05/09/02	05/09/11
	19,785	d*	1421.0p	05/09/03	05/09/11
	19,785	d*	1421.0p	05/09/04	05/09/11
	19,785	d*	1421.0p	05/09/05	05/09/11

Total	126,272

Notes:

(1)	Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; and d long-term incentive; and * where options are exercisable.

a	Executive

The plans under which these options were granted were replaced with the introduction of the long-term incentive plan in 2001. No executive options have been granted to the directors since 1998. All options have now lapsed, having been unexercised at the tenth anniversary of the date of grant.

b	Worldwide save for shares

The acquisition of shares under the worldwide save for shares plan is not subject to the satisfaction of a performance target.

c	Premium priced

The plan under which these options were granted was replaced with the introduction of the long-term incentive plan in 2001. No Premium Priced Options (PPOs) have been granted to the directors since 1999. The share price targets for the three-year and five-year tranches of PPOs granted in 1999 have already been met prior to 2008. The share price target for the seven-year tranche of PPOs granted in 2000 was not met in 2008 and the options lapsed. The secondary real growth in earnings per share target for any PPOs to become exercisable has already been met prior to 2008. All PPOs that remain outstanding lapse if they remain unexercised at the tenth anniversary of the date of grant.

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

Share ownership of senior management

The table below sets forth the number of ordinary shares and restricted shares held by each of our directors as at February 28, 2009. Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options for Senior Management”. The total number of ordinary shares held by senior management as of February 28, 2009 was 1,916,299 representing less than 1% of the issued share capital on February 28, 2009.

	Ordinary	Restricted
As at March 31, 2009	shares(1)	shares(2)

Glen Moreno	210,000	—
Marjorie Scardino	632,755	1,957,861
David Arculus	11,740	—
David Bell	250,348	593,970
Terry Burns	10,290	—
Patrick Cescau	4,144	—
Will Ethridge	128,758	490,192
Rona Fairhead	209,259	699,460
Robin Freestone	44,379	400,216
Susan Fuhrman	7,365	—
Ken Hydon	8,559	—
John Makinson	397,733	668,469
CK Prahalad	969	—

Notes:

(1)	Amounts include shares acquired by individuals under the annual bonus share matching plan and amounts purchased in the market by individuals.

(2)	Restricted shares comprise awards made under the annual bonus share matching and long-term incentive plans. The number of shares shown represents the maximum number of shares which may vest, subject to the performance conditions being fulfilled.

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

Board Practices

Our board currently comprises the chairman, who is a part-time non-executive director, six executive directors and six non-executive directors. Our articles of association provide that at every annual general meeting, one-third of the board of directors, or the number nearest to one-third, shall retire from office. The directors to retire each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election. If at any annual general meeting, the place of a retiring director is not filled, the retiring director, if willing, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that director has been put to the meeting and lost. Our articles of association also provide that every director be subject to re-appointment by shareholders at the next annual general meeting following their appointment.

However this year, and in future years, in accordance with good corporate governance, the board have resolved that all directors should offer themselves for re-election on an annual basis at the company’s annual general meeting. Accordingly, all of the directors will offer themselves for re-election, (or reappointment in the case of directors who were appointed since the last meeting), at the forthcoming AGM on 1 May 2009.

Details of our approach to corporate governance and an account of how we comply with NYSE requirements can be found on our website (www.pearson.com/investor/corpgov.htm).

The board of directors has established the following committees, all of which report to the board. Each committee has its own written terms of reference setting out their authority and duties. These can be found on our website (www.pearson.com/investor/governance)

Audit committee

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

Personnel committee

This committee meets regularly to decide the remuneration and benefits of the executive directors and the chief executives of our three operating divisions. The committee also recommends the chairman’s remuneration to the board of directors for its decision and reviews management development and succession plans. David Arculus chairs this committee and its other members are Terry Burns, Glen Moreno and Ken Hydon.

Nomination committee

This committee meets from time to time as necessary to consider the appointment of new directors. The committee is chaired by Glen Moreno and comprises Marjorie Scardino and all of the non-executive directors.

Employees

The average number of persons employed by us during each of the three fiscal years ended 2008 were as follows:

•	33,680 in fiscal 2008,

•	32,692 in fiscal 2007, and

•	34,341 in fiscal 2006.

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

The table set forth below shows for 2008, 2007 and 2006 the average number of persons employed in each of our operating divisions.

Average number employed	2008	2007	2006

North American Education	15,412	14,327	12,710
International Education	5,718	5,291	4,472
Professional	2,641	2,540	2,223
Penguin	4,112	4,163	3,943
FT Publishing	2,379	2,083	1,766
Interactive Data	2,413	2,300	2,200
Other	909	918	900

Continuing operations	33,584	31,622	28,214

Discontinued operations	96	1,070	6,127

Total	33,680	32,692	34,341

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

To our knowledge, as of February 28, 2009, the only beneficial owners of 3% or more of our issued and outstanding ordinary share capital were Legal & General Group plc which owned 33,336,528 ordinary shares representing 4.12% of our outstanding ordinary shares. On February 28, 2009, record holders with registered addresses in the United States held 33,008,366 ADRs, which represented 4.08% of our outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of beneficial owners in the United States.

Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2008 are shown in note 12 in “Item 18. Financial Statements.” Amounts due from joint ventures and associates are set out in note 22 and dividends receivable from joint ventures and associates are set out in note 12 in “Item 18. Financial Statements”. There were no other related party transactions in 2008.

ITEM 8.  FINANCIAL INFORMATION

The financial statements filed as part of this Annual Report are included on pages F-1 through F-70 hereof.

Other than those events described in note 37 in “Item 18. Financial Statements” of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to our financial condition or results of operations since December 31, 2008. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

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

The ADSs trade on the New York Stock Exchange under the symbol “PSO”.

The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

•	on an annual basis for our five most recent fiscal years,

•	on a quarterly basis for our most recent quarter and two most recent fiscal years, and

•	on a monthly basis for the six most recent months.

	Ordinary shares		Average daily
Reference period	High	Low	trading volume
	(In pence)
			(Ordinary shares)

Five most recent fiscal years
2008	733	519	4,758,300
2007	915	695	6,405,600
2006	811	671	5,004,500
2005	695	608	5,296,700
2004	682	579	6,219,200
Most recent quarter and two most recent fiscal years
2008 Fourth quarter	651	520	5,603,400
Third quarter	705	570	4,748,000
Second quarter	710	611	3,590,800
First quarter	733	682	5,083,300
2007 Fourth quarter	798	695	5,156,300
Third quarter	843	729	6,481,400
Second quarter	915	825	7,390,600
First quarter	872	762	6,632,100
Most recent six months
February 2009	677	627	4,575,200
January 2009	674	584	6,426,800
December 2008	651	593	4,387,800
November 2008	622	567	4,736,800
October 2008	633	520	7,449,400
September 2008	705	580	5,560,800

ITEM 10.  ADDITIONAL INFORMATION

Memorandum and articles of association

We summarize below the material provisions of our memorandum and articles of association, as amended, which have been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2008. The summary below is qualified entirely by reference to the Memorandum and Articles of Association. We have multiple business objectives and purposes and are authorized to do such things as the board may consider fit to further our interests or incidental or conducive to the attainment of our objectives and purposes.

Directors’ powers

Our business shall be managed by the board of directors and the board may exercise all such of our powers as are not required by law or by the Articles of Association to be exercised by resolution of the shareholders in general meeting.

Interested directors

For the purposes of section 175 of the Companies Act 2006 the board may authorise any matter proposed to it which would, if not so authorised, involve a breach of duty by a Director under that section, including, without limitation, any matter which relates to a situation in which a Director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the Company. Any such authorisation will be effective only if:

(a)	any requirement as to quorum at the meeting at which the matter is considered is met without counting the Director in question or any other interested Director; and

(b)	the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

The board may (whether at the time of the giving of the authorisation or subsequently) make any such authorisation subject to any limits or conditions it expressly imposes but such authorisation is otherwise given to the fullest extent permitted. The board may vary or terminate any such authorisation at any time.

Provided that he has disclosed to the board the nature and extent of his interest, a Director notwithstanding his office:

(a)	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise (directly or indirectly) interested;

(b)	may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director;

(c)	may be a director or other officer of, or employed by, or a party to a transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is otherwise (directly or indirectly) interested.

A Director shall not, by reason of his office, be accountable to the Company for any remuneration or other benefit which he derives from any office or employment or from any transaction or arrangement or from any interest in any body corporate:

(a)	the acceptance, entry into or existence of which has been approved by the board (subject, in any such case, to any limits or conditions to which such approval was subject); or

(b)	which he is permitted to hold or enter into by virtue of paragraph (a), (b) or (c) above;

nor shall the receipt of any such remuneration or other benefit constitute a breach of his duty under section 176 of the Act.

A Director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a director of the Company and in respect of which he owes a duty of confidentiality to another person. However, to the extent that his relationship with that other person gives rise to a conflict of interest or possible conflict of interest, which has been approved by the board: the director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Act because he fails:

(a)	to disclose any such information to the board or to any Director or other officer or employee of the Company; and/or

(b)	to use or apply any such information in performing his duties as a Director of the Company.

Where the existence of a Director’s relationship with another person has been approved by the board and his relationship with that person gives rise to a conflict of interest or possible conflict of interest, the Director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Act because he:

(a)	absents himself from meetings of the board at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

(b)	makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser, for so long as he reasonably believes such conflict of interest or possible conflict of interest subsists.

Notwithstanding the foregoing, a director will be entitled to vote, and be counted in the quorum, on any resolution concerning any of the following matters:

•	the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiaries;

•	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

•	any proposal relating to the Company or any of its subsidiary undertakings where it is offering securities in which offer a Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which a Director is to participate;

•	any proposal relating to another company in which he and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in sections 820 to 825 of the Companies Act 2006) representing one per cent. or more of either any class of the equity share capital, or the voting rights, in such company;

•	any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

•	any proposal concerning insurance that we propose to maintain or purchase for the benefit of directors or for the benefit of persons, including directors.

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

A transfer for value of the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration. A transfer of ordinary shares from a nominee to its beneficial owner, including the transfer of underlying ordinary shares from the Depositary to an ADS holder, under which no beneficial interest will not be subject to stamp duty or SDRT.

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

We have formulated policies for hedging exposures to interest rate and foreign exchange risk, and have used derivatives to ensure compliance with these policies. Although the majority of our derivative contracts were transacted without regard to existing IFRS requirements on hedge accounting, during 2008 and 2007 we qualified for hedge accounting under IFRS on a number of our key derivative contracts.

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

The Group’s policy is to align approximately the currency composition of its core net borrowings with its forecast operating profit before depreciation and amortization. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. This policy applies only to currencies that account for more than 15% of group operating profit, which currently are the US dollar and sterling. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. In addition, the Group’s policy does not require existing currency debt to be terminated to match declines in that currency’s share of Group operating profit. Following the board’s approval of a policy change in October 2008, currencies that account for less than 15% of Group operating profit before depreciation and amortisation may now be included in the above hedging process at the request of the chief financial officer. At the balance sheet date, no hedging transactions had been undertaken under that authority.

At December 31, 2008 the Group’s net borrowings in our main currencies (taking into account the effect of cross currency rate swaps) were: US dollar £1,777m, and sterling £127m.

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

Derivatives

Under IFRS, the Group is required to record all derivative instruments on the balance sheet at fair value. Derivatives not classified as hedges are adjusted to fair value through earnings. Changes in fair value of the derivatives that the Group has designated and that qualify as effective hedges are either recorded in reserves or are offset in earnings by the corresponding movement in the fair value of the underlying hedged item. Any ineffective portion of derivatives that are classified as hedges is immediately recognized in earnings.

In 2008 and 2007 the Group met the prescribed designation requirements and hedge effectiveness tests under IFRS for some of its derivative contracts. As a result, the movements in the fair value of the effective portion of fair value hedges and net investment hedges have been offset in earnings and reserves respectively by the corresponding movement in the fair value of the underlying hedged item.

In line with the Group’s treasury policy, none of these instruments were considered trading instruments and each instrument was transacted solely to match an underlying financial exposure.

Quantitative information about market risk

The sensitivity of the Group’s derivative portfolio to changes in interest rates is found in note 19 of “Item 18. Financial Statements”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008 was carried out by us under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that Pearson’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow such timely decision regarding required disclosures. A controls system, no matter how well designed and operated cannot provide absolute assurance to achieve its objectives.

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

Management has assessed the effectiveness of internal control over financial reporting, as at December 31, 2008, and has concluded that such internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2008, has also audited the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

Change in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 20-F, Pearson has made no significant changes to its internal controls over financial reporting that have materially affected or are reasonably likely to materially affect Pearson’s internal control over financial reporting.

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

In 2003, the audit committee adopted a revised policy for external auditor services, which is re-approved annually. The policy requires all audit engagements undertaken by our external auditors, PricewaterhouseCoopers LLP, to be approved by the audit committee. The policy permits the auditors to be engaged for other services provided the engagement is specifically approved in advance by the committee or alternatively meets the detailed criteria of specific pre-approved services and is notified to the committee.

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

Auditors’ Remuneration	2008	2007
	£m	£m

Audit fees	5	4
Tax fees	2	2
All other fees	1	1

Audit fees include £35,000 (2007: £35,000) of audit fees relating to the audit of the parent company.

Fees for attestation under section 404 of the Sarbanes-Oxley Act are allocated to audit fees paid.

Tax services include services related to tax planning and various other tax advisory services.

Other services include due diligence on acquisitions and services related to the disposal of the Data Management business.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

				Maximum
				number
			Total number of	of shares that
			units purchased	may yet be
			as part of publicly	purchased under
	Total number of	Average price	announced plans	the plans or
Period	shares purchased	paid per share	or programs	programs

February 1, 2007 - February 28, 2007	1,000,000	£8.19	N/A	N/A
June 1, 2007 - June 30, 2007	2,500,000	£8.39	N/A	N/A
December 1, 2007 - December 31, 2007	1,400,000	£7.31	N/A	N/A
June 1, 2008 - June 30, 2008	2,000,000	£6.14	N/A	N/A

Purchases of shares were made to satisfy obligations under Pearson employee share award programs. All purchases were made in open-market transactions. None of the foregoing share purchases was made as part of a publicly announced plan or program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING AUDITOR

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

In November 2003, the US Securities and Exchange Commission approved changes to the New York Stock Exchange’s listing standards related to the corporate governance practices of listed companies. As a listed non-US issuer, Pearson is required to comply with some of the rules, and otherwise must disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Company believes that it is in compliance in all material respects with all the NYSE rules except that the Nomination Committee is not composed entirely of independent directors, and that it is the full board, not the Nomination Committee, that develops and recommends corporate governance principles.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pearson plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of recognized income and expense present fairly, in all material respects, the financial position of Pearson plc and its subsidiaries (the “Group”) at December 31, 2008 and December 31, 2007 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Group’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits.

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

PricewaterhouseCoopers LLP

London
United Kingdom
March 26, 2009

Consolidated Income Statement
Year ended 31 December 2008
All figures in £ millions

	Notes	2008	2007	2006

Continuing operations
Sales	2	4,811	4,162	3,990
Cost of goods sold	4	(2,174)	(1,910)	(1,841)

Gross profit		2,637	2,252	2,149
Operating expenses	4	(1,986)	(1,701)	(1,651)
Share of results of joint ventures and associates	12	25	23	24

Operating profit	2	676	574	522
Finance costs	6	(136)	(150)	(133)
Finance income	6	45	44	59

Profit before tax		585	468	448
Income tax	7	(172)	(131)	(4)

Profit for the year from continuing operations		413	337	444
(Loss)/gain for the year from discontinued operations	3	(90)	(27)	25

Profit for the year		323	310	469

Attributable to:
Equity holders of the company		292	284	446
Minority interest		31	26	23

Earnings per share for profit from continuing and discontinued operations attributable to the equity holders of the company during the year (expressed in pence per share)
— basic	8	36.6p	35.6p	55.9p
— diluted	8	36.6p	35.6p	55.8p

Earnings per share for profit from continuing operations attributable to the equity holders of the company during the year (expressed in pence per share)
— basic	8	47.9p	39.0p	52.7p
— diluted	8	47.9p	39.0p	52.6p

Consolidated Statement of Recognised Income and Expense
Year ended 31 December 2008
All figures in £ millions

	Notes	2008	2007	2006

Net exchange differences on translation of foreign operations	29	1,050	25	(417)
Actuarial (losses)/gains on retirement benefit obligations — Group	25	(71)	80	107
Actuarial losses on retirement benefit obligations — associate	12	(3)	—	—
Taxation on items charged to equity	7	2	29	12

Net income recognised directly in equity		978	134	(298)
Profit for the year		323	310	469

Total recognised income and expense for the year		1,301	444	171

Attributable to:
Equity holders of the company		1,270	418	148
Minority interest		31	26	23

Consolidated Balance Sheet
At 31 December 2008
All figures in £ millions

	Notes	2008	2007

Assets
Non-current assets
Property, plant and equipment	10	423	355
Intangible assets	11	5,353	3,814
Investments in joint ventures and associates	12	23	20
Deferred income tax assets	13	372	328
Financial assets — Derivative financial instruments	16	181	23
Retirement benefit assets	25	49	62
Other financial assets	15	63	52
Other receivables	22	152	129

		6,616	4,783
Current assets
Intangible assets — Pre-publication	20	695	450
Inventories	21	501	368
Trade and other receivables	22	1,342	946
Financial assets — Derivative financial instruments	16	3	28
Financial assets — Marketable securities	14	54	40
Cash and cash equivalents (excluding overdrafts)	17	685	560

		3,280	2,392
Non-current assets classified as held for sale	31	—	117

		3,280	2,509

Total assets		9,896	7,292

Consolidated Balance Sheet (Continued)
At 31 December 2008
All figures in £ millions

	Notes	2008	2007

Liabilities
Non-current liabilities
Financial liabilities — Borrowings	18	(2,019)	(1,049)
Financial liabilities — Derivative financial instruments	16	(15)	(16)
Deferred income tax liabilities	13	(447)	(287)
Retirement benefit obligations	25	(167)	(95)
Provisions for other liabilities and charges	23	(33)	(44)
Other liabilities	24	(221)	(190)

		(2,902)	(1,681)
Current liabilities
Trade and other liabilities	24	(1,429)	(1,050)
Financial liabilities — Borrowings	18	(344)	(559)
Financial liabilities — Derivative financial instruments	16	(5)	—
Current income tax liabilities		(136)	(96)
Provisions for other liabilities and charges	23	(56)	(23)

		(1,970)	(1,728)
Liabilities directly associated with non-current assets classified as held for sale	31	—	(9)

Total liabilities		(4,872)	(3,418)

Net assets		5,024	3,874

Equity
Share capital	27	202	202
Share premium	27	2,505	2,499
Treasury shares	28	(222)	(216)
Other reserves	29	586	(514)
Retained earnings	29	1,679	1,724

Total equity attributable to equity holders of the company		4,750	3,695
Minority interest		274	179

Total equity		5,024	3,874

These financial statements have been approved for issue by the board of directors on 6 March 2009 and signed on its behalf by

Robin Freestone Chief financial officer

Consolidated Cash Flow Statement
Year ended 31 December 2008
All figures in £ millions

	Notes	2008	2007	2006

Cash flows from operating activities
Net cash generated from operations	33	894	659	621
Interest paid		(87)	(109)	(106)
Tax paid		(89)	(87)	(59)

Net cash generated from operating activities		718	463	456

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	30	(395)	(472)	(363)
Acquisition of joint ventures and associates		(5)	(4)	(4)
Purchase of investments		(1)	—	—
Purchase of property, plant and equipment (PPE)		(75)	(86)	(68)
Proceeds from sale of investments		5	—	—
Proceeds from sale of PPE	33	2	14	8
Purchase of intangible assets		(45)	(33)	(29)
Disposal of subsidiaries, net of cash disposed	32	111	469	10
Interest received		11	19	24
Dividends received from joint ventures and associates		23	32	45

Net cash used in investing activities		(369)	(61)	(377)

Cash flows from financing activities
Proceeds from issue of ordinary shares	27	6	12	11
Purchase of treasury shares		(47)	(72)	(36)
Proceeds from borrowings		455	272	84
Liquid resources acquired		—	(15)	(24)
Repayment of borrowings		(275)	(391)	(145)
Finance lease principal payments		(3)	(2)	(3)
Dividends paid to company’s shareholders	9	(257)	(238)	(220)
Dividends paid to minority interest		(28)	(10)	(15)

Net cash used in financing activities		(149)	(444)	(348)
Effects of exchange rate changes on cash and cash equivalents		(103)	3	(44)

Net increase/(decrease) in cash and cash equivalents		97	(39)	(313)

Cash and cash equivalents at beginning of year		492	531	844

Cash and cash equivalents at end of year	17	589	492	531

Notes to the Consolidated Financial Statements

General information

Pearson plc (the company) and its subsidiaries (together the Group) are international media businesses covering education, business information and consumer publishing.

The company is a limited liability company incorporated and domiciled in England. The address of its registered office is 80 Strand, London WC2R 0RL.

The company has its primary listing on the London Stock Exchange but is also listed on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the board of directors on 6 March 2009.

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

(1) Interpretations and amendments to published standards effective in 2008

The Group adopted IFRIC 14 ‘IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, effective for annual reporting periods beginning on or after 1 January 2008, in the prior accounting period. IFRIC 14 resulted in no change to the full recognition of the pension asset as disclosed in note 25.

The Group has adopted Reclassification Amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures,’ issued in October 2008 but effective from 1 July 2008. The amendments allow additional reclassifications of certain classifications of financial instruments in rare circumstances, and management determined this was not relevant to the Group.

IFRIC 11 ‘Group and Treasury Share Transactions’ is effective for annual reporting periods beginning on or after 1 March 2007. This addresses how to apply IFRS 2 ‘Share-based Payment’ to arrangements involving an entity’s own equity instruments, or equity instruments of another entity in the same group, in the stand alone accounts of the parent and group companies. Management have assessed that this interpretation has no impact on the Group’s financial statements.

IFRIC 12 ‘Service Concession Arrangements’ is effective for annual reporting periods beginning on or after 1 January 2008. This addresses the accounting by private sector entities that, by contract with a government, participate in developing, financing, operating and maintaining infrastructure assets relating to public services traditionally provided by governments. As none of the Group entities participate in these activities, IFRIC 12 is not relevant to the Group.

(2) Standards, interpretations and amendments to published standards that are not yet effective — The Group has decided to early adopt IFRS 8 ‘Operating Segments’ which is effective for annual reporting periods

Notes to the Consolidated Financial Statements (Continued)

beginning on or after 1 January 2009. The new standard requires a management approach to reporting segmental information. After changes in the organisational structure within the Education business, six revised reporting segments were identified under IFRS 8 as detailed in note 2. The impact of the standard has been to revise the disclosure for the reported segments. Comparatives for 2007 have been restated.

The Group has not early adopted the following new pronouncements that are not yet effective:

Amendments to IFRS 2 ‘Share-based Payment’ (effective for annual reporting periods beginning on or after 1 January 2009). The amendment clarifies that only service and performance conditions are vesting conditions, and that all cancellations whether Group or counterparty, should be accounted for the same way.

•	IAS 1 (Revised) ‘Presentation of Financial Statements’ (effective for annual reporting periods beginning on or after 1 January 2009). The amendments provide a number of presentational changes to the financial statements including prohibiting the presentation of items of income and expense in the statement of changes in equity and requiring them to be shown in a performance statement, the option to present the performance statement as a single statement of comprehensive income and the requirement to include a balance sheet as at the beginning of the earliest comparative period when an entity applies a retrospective change in accounting policy or makes a retrospective restatement.

•	IFRS 3 (Revised) ‘Business Combinations’ and amendments to IAS 27 ‘Consolidated and Separate Financial Statements’, (effective for annual reporting periods beginning on or after 1 July 2009). The amendments affect the accounting for business combinations including the requirement to remeasure the fair value of previously held interests in step acquisitions with any gain or loss arising being recognised in the income statement, the requirement to expense acquisition costs and to recognise adjustments to contingent consideration in the income statement.

•	Amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ (effective for annual reporting periods beginning on or after 1 July 2009). The amendments clarify that inflation may only be hedged where changes in inflation are a specified portion of cash flows of a financial instrument, and also clarify hedging with options.

•	‘Improvements to Financial Reporting Standards 2008’ (mostly effective for annual reporting periods beginning on or after 1 January 2009). This is the first standard published under the IASB’s annual improvements process which is designed to deal with non-urgent minor amendments to standards. Thirty five amendments were issued, 24 resulting in changes in presentation, recognition or measurement, and 11 are expected to have no or minimal effect on accounting.

•	IFRIC 16 ‘Hedges of a Net Investment in Foreign Operations’ (effective for annual reporting periods beginning on or after 1 October 2008). IFRIC 16 provides guidance on net investment hedging including which foreign currency risks within the Group qualify for hedging, and where the hedging instruments can be held within the Group.

Management is currently assessing the impact of these new standards and interpretations on the Group’s financial statements.

In addition, management has assessed the relevance of the following amendments and interpretations with respect to the Group’s operations:

•	Amendments to IAS 23 ‘Borrowing Costs’ (effective for annual reporting periods beginning on or after 1 January 2009). The amendment requires capitalisation of borrowing costs that relate to qualifying assets (ones that take a substantial amount of time to get ready for use or sale, with the exception of assets measured at fair value or inventories manufactured in large quantities or on a repetitive basis). Management assessed the relevance of this amendment with respect to Group operations and concluded that it is not currently applicable to the Group as there are no material qualifying assets.

Notes to the Consolidated Financial Statements (Continued)

•	Amendments to IAS 32 ‘Financial Instruments: Presentation’ and IAS 1 ‘Presentation of Financial Statements’ — Puttable Financial Instruments and Obligations arising on liquidation (effective for annual reporting periods beginning on or after 1 January 2009). The amendment requires puttable financial instruments, or instruments that impose on the entity an obligation to another party in respect of a share of net assets only on liquidation, to be classified as equity. Management assessed the relevance of this amendment with respect to the Group and concluded it is not relevant.

•	IFRIC 13 ‘Customer Loyalty Programmes’ (effective for annual reporting periods beginning on or after 1 July 2008). IFRIC 13 explains how entities that grant loyalty award credits to customers should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. As no Group entities operate a customer loyalty programme IFRIC 13 is not relevant to the Group.

•	IFRIC 15 ‘Agreements for the Construction of Real Estate’ (effective for annual reporting periods beginning on or after 1 January 2009). IFRIC 15 addresses the accounting by entities that undertake the construction of real estate, with guidance on determining whether an agreement for the construction of real estate falls within the scope of IAS 11 ‘Construction Contracts’ or IAS 18 ‘Revenue’. As no Group entities undertake the construction of real estate IFRIC 15 is not relevant to the Group.

•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’ (effective for annual reporting periods beginning on or after 1 July 2009). IFRIC 17 provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends, including recognition upon authorisation and measurement at fair value of assets distributed, with any difference between fair value and carrying value of these assets being recognised in the income statement when an entity settles the dividend payable. This does not apply to distributions of non-cash assets under common control. This interpretation will have no impact on the Group financial statements as the Group does not currently distribute non-cash assets.

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

Notes to the Consolidated Financial Statements (Continued)

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

(2) Transactions and balances — Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying net investment hedges.

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

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.85 (2007: $2.00; 2006: $1.84) and the year end rate was $1.44 (2007: $1.99; 2006: $1.96).

d.  Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Buildings (freehold): 20-50 years

Buildings (leasehold): over the period of the lease

Plant and equipment: 3-10 years

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

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. An impairment loss is recognised to the extent that the carrying value of goodwill exceeds the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. These calculations require the use of estimates and significant management judgement. A description of the key assumptions and sensitivities is included in note 11. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

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

(2) Acquired software — Software separately acquired for internal use is capitalised at cost. Software acquired in material business combinations is capitalised at its fair value as determined by an independent valuer. Acquired software is amortised on a straight-line basis over its estimated useful life of between three and eight years.

(3) Internally developed software — Internal and external costs incurred during the preliminary stage of developing computer software for internal use are expensed as incurred. Internal and external costs incurred to develop computer software for internal use during the application development stage are capitalised if the Group expects economic benefits from the development. Capitalisation in the application development stage begins once the Group can reliably measure the expenditure attributable to the software development and has demonstrated its

Notes to the Consolidated Financial Statements (Continued)

intention to complete and use the software. Internally developed software is amortised on a straight-line basis over its estimated useful life of between three and eight years.

(4) Acquired intangible assets — Acquired intangible assets include customer lists and relationships, trademarks and brands, publishing rights, content and technology. These assets are capitalised on acquisition at cost and included in intangible assets. Intangible assets acquired in material business combinations are capitalised at their fair value as determined by an independent valuer. Intangible assets are amortised over their estimated useful lives of between two and 20 years, using a depreciation method that reflects the pattern of their consumption.

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

The assessment of the recoverability of pre-publication assets and the determination of the amortisation profile involve a significant degree of judgement based on historical trends and management estimation of future potential sales. An incorrect amortisation profile could result in excess amounts being carried forward as intangible assets that would otherwise have been written off to the income statement in an earlier period. Reviews are performed regularly to estimate recoverability of pre-publication assets. The carrying amount of pre-publication assets is set out in note 20.

f.  Other financial assets

Other financial assets, designated as available for sale investments, are non-derivative financial assets measured at estimated fair value. Changes in the fair value are recorded in equity in the fair value reserve. On the subsequent disposal of the asset, the net fair value gains or losses are taken to the income statement.

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

Notes to the Consolidated Financial Statements (Continued)

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

o.  Employee benefits

(1) Pension obligations — The retirement benefit asset and obligation recognised in the balance sheet represents the net of the present value of the defined benefit obligation and the fair value of plan assets at the balance sheet date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability.

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

Notes to the Consolidated Financial Statements (Continued)

(2) Other post-retirement obligations — The expected costs of post-retirement healthcare and life assurance benefits are accrued over the period of employment, using a similar accounting methodology as for defined benefit pension obligations. The liabilities and costs relating to material other post-retirement obligations are assessed annually by independent qualified actuaries.

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

The Group recognises a provision for deferred consideration when the payment of the deferred consideration is probable.

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

Notes to the Consolidated Financial Statements (Continued)

On certain contracts, where the Group acts as agent, only commissions and fees receivable for services rendered are recognised as revenue. Any third-party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

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

t.  Non-current assets and liabilities held for sale

Assets and liabilities are classified as held for sale and stated at the lower of carrying amount and fair value less costs to sell if it is intended to recover their carrying amount principally through a sale transaction rather than through continuing use. No depreciation is charged in respect of non-current assets classified as held for sale. Amounts relating to non-current assets and liabilities held for sale are classified as discontinued operations in the income statement where appropriate.

u.  Trade receivables

Trade receivables are stated at fair value after provision for bad and doubtful debts and anticipated future sales returns (see also note 1q).

2.  Segment information

Following the adoption of IFRS 8 ‘Operating Segments’ and changes in the organisational structure of the Education business, the Group has revised its reporting segments. The Group is now organised into six segments:

North American Education — Educational publishing and testing for the school and higher education market within the USA and Canada;

International Education — Educational publishing and testing for the school and higher education market outside of North America;

Professional — Business and technology publishing and testing and certification for professional bodies;

FT Publishing — Publisher of the Financial Times, business magazines and specialist information;

Notes to the Consolidated Financial Statements (Continued)

Interactive Data — Provider of financial and business information to financial institutions and retail investors;

Penguin — Publisher with brand imprints such as Penguin, Putnam, Berkley, Viking, Dorling Kindersley.

For more detail on the services and products included in each business segment refer to Item 4 of this Form 20-F.

		2008
		North
		American	International		FT	Interactive
	Notes	Education	Education	Professional	Publishing	Data	Penguin	Corporate	Group
		All figures in £ millions
Continuing operations
Sales (external)		2,002	866	244	390	406	903	—	4,811
Sales (inter-segment)		—	—	4	—	—	22	—	26

Adjusted operating profit		303	135	36	74	121	93	—	762
Amortisation of acquired intangibles		(45)	(22)	(1)	(7)	(9)	(2)	—	(86)

Operating profit		258	113	35	67	112	91	—	676

Finance costs	6								(136)
Finance income	6								45

Profit before tax									585

Income tax	7								(172)

Profit for the year from continuing operations									413

Segment assets		4,952	1,358	423	482	524	1,211	923	9,873
Joint ventures	12	—	8	—	2	—	3	—	13
Associates	12	—	4	—	6	—	—	—	10

Assets — continuing operations		4,952	1,370	423	490	524	1,214	923	9,896
Assets — discontinued operations		—	—	—	—	—	—	—	—

Total assets		4,952	1,370	423	490	524	1,214	923	9,896

Other segment items
Share of results of joint ventures and associates	12	—	5	—	19	—	1	—	25
Capital expenditure	10, 11, 20	224	82	22	17	25	51	—	421
Depreciation	10	25	12	8	13	13	9	—	80
Amortisation	11, 20	219	69	12	12	12	36	—	360

Notes to the Consolidated Financial Statements (Continued)

		2007
		North
		American	International		FT	Interactive
	Notes	Education	Education	Professional	Publishing	Data	Penguin	Corporate	Group
		All figures in £ millions

Continuing operations
Sales (external)		1,667	735	226	344	344	846	—	4,162
Sales (inter-segment)		1	—	—	—	—	19	—	20

Adjusted operating profit		273	92	27	56	97	74	—	619
Amortisation of acquired intangibles		(20)	(10)	(1)	(6)	(7)	(1)	—	(45)

Operating profit		253	82	26	50	90	73	—	574

Finance costs	6								(150)
Finance income	6								44

Profit before tax									468

Income tax	7								(131)

Profit for the year from continuing operations									337

Segment assets		3,536	1,013	291	397	330	937	651	7,155
Joint ventures	12	—	5	—	4	—	2	—	11
Associates	12	1	3	—	5	—	—	—	9

Assets — continuing operations		3,537	1,021	291	406	330	939	651	7,175
Assets — discontinued operations		—	—	117	—	—	—	—	117

Total assets		3,537	1,021	408	406	330	939	651	7,292

Other segment items
Share of results of joint ventures and associates	12	—	6	1	16	—	—	—	23
Capital expenditure	10, 11, 20	136	109	20	28	19	44	—	356
Depreciation	10	26	7	9	9	10	7	—	68
Amortisation	11, 20	159	45	11	9	8	30	—	262

Notes to the Consolidated Financial Statements (Continued)

		2006
		North
		American	International		FT	Interactive
	Notes	Education	Education	Professional	Publishing	Data	Penguin	Corporate	Group
		All figures in £ millions

Continuing operations
Sales (external)		1,679	640	211	280	332	848	—	3,990
Sales (inter-segment)		—	—	1	—	—	18	—	19

Adjusted operating profit		280	73	17	27	89	66	—	552
Amortisation of acquired intangibles		(14)	(3)	(1)	(2)	(7)	(8)	—	(35)
Other net gains and losses of associates		—	—	—	4	—	—	—	4
Other net finance costs of associates		—	—	—	1	—	—	—	1

Operating profit		266	70	16	30	82	58	—	522

Finance costs	6								(133)
Finance income	6								59

Profit before tax									448

Income tax	7								(4)

Profit for the year from continuing operations									444

Segment assets		3,401	795	415	317	314	954	703	6,899
Joint ventures		—	5	—	4	—	3	—	12
Associates		—	4	—	4	—	—	—	8

Assets — continuing operations		3,401	804	415	325	314	957	703	6,919
Assets — discontinued operations		—	—	294	—	—	—	—	294

Total assets		3,401	804	709	325	314	957	703	7,213

Other segment items
Share of results of joint ventures and associates		—	6	1	17	—	—	—	24
Capital expenditure		141	71	30	19	20	38	—	319
Depreciation		15	14	19	9	13	7	—	77
Amortisation		136	59	21	4	7	34	—	261

In 2008, sales from the provision of goods were £3,411m (2007: £3,053m; 2006: £2,996m) and sales from the provision of services were £1,400m (2007: £1,109m; 2006: £994m). Sales from the Group’s educational publishing, consumer publishing and newspaper business are classified as being from the provision of goods and sales from its assessment and testing, market pricing, corporate training and management service businesses are classified as being from the provision of services.

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the segment result is equal to the Group operating profit. Inter-segment pricing is determined on an arm’s-length basis. Segment assets consist of property, plant and equipment, intangible assets, inventories, receivables, retirement benefit assets and deferred taxation and exclude cash and cash equivalents and derivative assets. Corporate assets comprise cash and cash equivalents, marketable securities and derivative financial instruments. Capital expenditure comprises additions to property, plant and equipment and intangible assets, including pre-publication but excluding goodwill (see notes 10, 11 and 20).

Property, plant and equipment and intangible assets acquired through business combination were £253m (2007: £226m) (see note 30). Capital expenditure, depreciation and amortisation include amounts relating to discontinued operations. Discontinued operations relate to the Data Management business in 2008 and to the Data Management business, Government Solutions, Datamark and Les Echos in 2007 (see note 3).

Notes to the Consolidated Financial Statements (Continued)

The Group operates in the following main geographic areas:

	Sales			Non-current assets
	2008	2007	2006	2008	2007	2006
	All figures in £ millions

Continuing operations
UK	754	721	659	701	724	545
Other European countries	463	381	344	224	140	142
USA	2,861	2,448	2,443	4,624	3,146	3,115
Canada	167	143	142	209	183	163
Asia Pacific	415	351	295	179	114	97
Other countries	151	118	107	14	11	11

Total continuing	4,811	4,162	3,990	5,951	4,318	4,073

Discontinued operations
UK	—	1	17	—	—	—
Other European countries	—	82	86	—	—	—
USA	8	78	314	—	117	294
Canada	—	—	—	—	—	—
Other countries	—	6	16	—	—	—

Total discontinued	8	167	433	—	117	294

Total	4,819	4,329	4,423	5,951	4,435	4,367

Sales are allocated based on the country in which the customer is located. This does not differ materially from the location where the order is received. Non-current assets are based on the subsidiaries country of domicile. This is not materially different to the location of the assets. Non-current assets comprise property, plant and equipment, intangible assets, investments in joint ventures and associates, other receivables and non-current assets classified as held for sale.

3.	Discontinued operations

Discontinued operations relate to the Group’s interest in Government Solutions (sold on 15 February 2007), Datamark (sold on 31 July 2007), Les Echos (sold on 24 December 2007) and the Data Management business (sold on 22 February 2008).

The results of the Data Management business (previously included in the Professional segment) have been included in discontinued operations for 2006, 2007 and 2008. In anticipation of the loss on sale, an impairment to held for sale goodwill was charged to the income statement in 2007. The assets and liabilities of the Data Management business were reported as held for sale in the 31 December 2007 balance sheet.

The results of Government Solutions (previously included in the Professional segment) and Les Echos (previously included in the FT Publishing segment) were included in discontinued operations for 2006 and 2007 and were consolidated up to the date of sale.

Datamark was sold immediately following its acquisition as part of the eCollege transaction and consequently none of the results for this business were consolidated.

Notes to the Consolidated Financial Statements (Continued)

An analysis of the results and cash flows of discontinued operations are as follows:

2008
Data
Management
All figures
in £ millions

Sales	8

Operating profit	—

Profit before tax	—

Attributable tax expense	—

Profit after tax	—
Loss on disposal of discontinued operations before tax	(53)
Attributable tax expense	(37)

Loss for the year from discontinued operations	(90)

Operating cash flows	—
Investing cash flows	—
Financing cash flows	—

Total cash flows	—

	2007
	Data			Government
	Management	Les Echos	Datamark	Solutions	Total
	All figures in £ millions

Sales	56	82	—	29	167

Operating profit	12	1	—	2	15

Goodwill impairment	(97)	—	—	—	(97)

(Loss)/profit before tax	(85)	1	—	2	(82)

Attributable tax expense	(4)	—	—	(1)	(5)

(Loss)/profit after tax	(89)	1	—	1	(87)
Profit/(loss) on disposal of discontinued operations before tax	—	165	—	(19)	146
Attributable tax (expense)/benefit	—	—	7	(93)	(86)

(Loss)/profit for the year from discontinued operations	(89)	166	7	(111)	(27)

Operating cash flows	11	4	—	(8)	7
Investing cash flows	(1)	4	—	—	3
Financing cash flows	(10)	(7)	—	(4)	(21)

Total cash flows	—	1	—	(12)	(11)

Notes to the Consolidated Financial Statements (Continued)

	2006
	Government	Data
	Solutions	Management	Les Echos	Total
	All figures in £ millions

Sales	286	61	86	433

Operating profit	22	13	5	40

Profit before tax	22	13	5	40

Attributable tax expense	(8)	(5)	(2)	(15)

Profit after tax	14	8	3	25
Profit on disposal of discontinued operations before tax	—	—	—	—
Attributable tax (expense)/benefit	—	—	—	—

Profit for the year from discontinued operations	14	8	3	25

Operating cash flows	20	9	4	33
Investing cash flows	(8)	(2)	—	(10)
Financing cash flows	(1)	(7)	(7)	(15)

Total cash flows	11	—	(3)	8

4.	Operating expenses

	2008	2007	2006
	All figures in £ millions

By function:
Cost of goods sold	2,174	1,910	1,841

Operating expenses
Distribution costs	198	202	232
Administrative and other expenses	1,890	1,600	1,518
Other income	(102)	(101)	(99)

Total operating expenses	1,986	1,701	1,651

Total	4,160	3,611	3,492

Notes to the Consolidated Financial Statements (Continued)

	Notes	2008	2007	2006
		All figures in £ millions

By nature:
Utilisation of inventory	21	832	732	702
Depreciation of property, plant and equipment	10	80	65	68
Amortisation of intangible assets — Pre-publication	20	244	192	210
Amortisation of intangible assets — Other	11	116	70	48
Employee benefit expense	5	1,553	1,288	1,225
Operating lease rentals		134	129	122
Other property costs		116	122	121
Royalties expensed		415	365	360
Advertising, promotion and marketing		244	195	190
Information technology costs		76	70	71
Other costs		452	484	474
Other income		(102)	(101)	(99)

Total		4,160	3,611	3,492

During the year the Group obtained the following services from the Group’s auditor:

	2008	2007	2006
	All figures in £ millions

Fees payable to the company’s auditor for the audit of parent company and consolidated financial statements	3	3	5
The audit of the company’s subsidiaries pursuant to legislation	2	1	4
Tax services	2	2	1
Other services	1	1	1

Total	8	7	11

Reconciliation between audit and non-audit service fees is shown below:

	2008	2007	2006
	All figures in £ millions

Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	5	4	9
Non-audit fees	3	3	2

Total	8	7	11

Fees for attestation under section 404 of the Sarbanes-Oxley Act are allocated between fees payable for the audits of consolidated and subsidiary accounts.

Tax services include services related to tax planning and various other tax advisory matters.

Other services include due diligence on acquisitions and services related to the disposal of the Data Management business.

Notes to the Consolidated Financial Statements (Continued)

5.	Employee information

	Notes	2008	2007	2006
		All figures in £ millions

Employee benefit expense
Wages and salaries (including termination benefits and restructuring costs)		1,317	1,087	1,035
Social security costs		119	100	101
Share-based payment costs	26	33	30	25
Pension costs — defined contribution plans	25	41	39	36
Pension costs — defined benefit plans	25	37	31	29
Other post-retirement benefits	25	6	1	(1)

		1,553	1,288	1,225

The details of the emoluments of the directors of Pearson plc are shown in the report on directors’ remuneration.

	2008	2007	2006
	Average number employed

Employee numbers
North American Education	15,412	14,327	12,710
International Education	5,718	5,291	4,472
Professional	2,641	2,540	2,223
FT Publishing	2,379	2,083	1,766
Interactive Data	2,413	2,300	2,200
Penguin	4,112	4,163	3,943
Other	909	918	900

Continuing operations	33,584	31,622	28,214

Discontinued operations	96	1,070	6,127

	33,680	32,692	34,341

Notes to the Consolidated Financial Statements (Continued)

6.	Net finance costs

	Notes	2008	2007	2006
		All figures in £ millions

Interest payable		(106)	(114)	(117)
Net foreign exchange losses		(11)	(25)	(2)
Other losses on financial instruments in a hedging relationship:
— fair value hedges		(7)	(1)	—
— net investment hedges		—	(1)	(2)
Other losses on financial instruments not in a hedging relationship:
— derivatives		(12)	(9)	(12)

Finance costs		(136)	(150)	(133)

Interest receivable		17	19	23
Finance income in respect of employee benefits	25	8	10	4
Net foreign exchange gains		—	8	21
Other gains on financial instruments in a hedging relationship:
— fair value hedges		2	—	—
— net investment hedges		1	—	—
Other gains on financial instruments not in a hedging relationship:
— amortisation of transitional adjustment on bonds		1	1	8
— derivatives		16	6	3

Finance income		45	44	59

Net finance costs		(91)	(106)	(74)

The £5m (2007: £1m) net loss on fair value hedges comprises a £156m (2007: £20m) loss on the underlying bonds offset by a £151m (2007: £19m) gain on the related derivative financial instruments.

7.	Income tax

	Notes	2008	2007	2006
		All figures in £ millions

Current tax
Charge in respect of current year		(89)	(71)	(81)
Recognition of previously unrecognised trading losses		—	—	23
Other adjustments in respect of prior years		10	27	35

Total current tax charge		(79)	(44)	(23)

Deferred tax
In respect of timing differences		(97)	(96)	(73)
Recognition of previously unrecognised capital losses		—	—	76
Recognition of previously unrecognised trading losses		—	—	37
Other adjustments in respect of prior years		4	9	(21)

Total deferred tax charge	13	(93)	(87)	19

Total tax charge		(172)	(131)	(4)

Notes to the Consolidated Financial Statements (Continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

	2008	2007	2006
	All figures in £ millions

Profit before tax	585	468	448
Tax calculated at UK rate (2008: 28.5%, 2007: 30%)	(167)	(141)	(135)
Effect of overseas tax rates	(29)	(25)	(17)
Joint venture and associate income reported net of tax	7	7	7
Net expense not deductible for tax purposes	(1)	(9)	(13)
Utilisation of previously unrecognised tax losses	4	3	7
Recognition of previously unrecognised tax losses	—	—	136
Unutilised tax losses	—	(2)	(3)
Prior year adjustments	14	36	14

Total tax charge	(172)	(131)	(4)

UK	(53)	(42)	(15)
Overseas	(119)	(89)	11

Total tax charge	(172)	(131)	(4)

The tax benefit on items charged to equity is as follows:

	2008	2007	2006
	All figures in £ millions

Share-based payments	(7)	7	2
Pension contributions and actuarial gains and losses	10	28	9
Net investment hedges and other foreign exchange gains and losses	(1)	(6)	1

	2	29	12

8.	Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares.

Notes to the Consolidated Financial Statements (Continued)

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

	Notes	2008	2007	2006
		All figures in £ millions

Profit for the year from continuing operations		413	337	444
Minority interest		(31)	(26)	(23)

Earnings from continuing operations		382	311	421

(Loss)/profit for the year from discontinued operations	3	(90)	(27)	25

Earnings		292	284	446

Weighted average number of shares (millions)		797.0	796.8	798.4
Effect of dilutive share options (millions)		0.5	1.3	1.5
Weighted average number of shares (millions) for diluted earnings		797.5	798.1	799.9

Earnings per share from continuing and discontinued operations
Basic		36.6p	35.6p	55.9p
Diluted		36.6p	35.6p	55.8p

Earnings per share from continuing operations
Basic		47.9p	39.0p	52.7p
Diluted		47.9p	39.0p	52.6p

Earnings per share from discontinued operations
Basic		(11.3p )	(3.4p )	3.2p

9.	Dividends

	2008	2007	2006
	All figures in £ millions

Final paid in respect of prior year 20.5p (2007: 18.8p; 2006: 17p)	163	150	136
Interim paid in respect of current year 11.8p (2007: 11.1p; 2006: 10.5p)	94	88	84

	257	238	220

The directors are proposing a final dividend in respect of the financial year ended 31 December 2008 of 22p per share which will absorb an estimated £176m of shareholders’ funds. It will be paid on 8 May 2009 to shareholders who are on the register of members on 14 April 2009. These financial statements do not reflect this dividend.

Notes to the Consolidated Financial Statements (Continued)

10.	Property, plant and equipment

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	All figures in £ millions

Cost
At 1 January 2007	313	631	11	955
Exchange differences	(2)	—	—	(2)
Additions	20	62	11	93
Disposals	(24)	(65)	—	(89)
Acquisition through business combination	—	27	—	27
Disposal through business disposal	(1)	(25)	—	(26)
Reclassifications	—	6	(6)	—
Transfer to non-current assets held for sale	(8)	(14)	—	(22)

At 31 December 2007	298	622	16	936

Exchange differences	54	138	6	198
Additions	6	67	6	79
Disposals	(7)	(38)	—	(45)
Acquisition through business combination	2	29	2	33
Reclassifications	2	21	(23)	—

At 31 December 2008	355	839	7	1,201

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	All figures in £ millions

Depreciation
At 1 January 2007	(128)	(479)	—	(607)
Exchange differences	—	1	—	1
Charge for the year	(14)	(54)	—	(68)
Disposals	11	63	—	74
Acquisition through business combination	—	(16)	—	(16)
Disposal through business disposal	—	20	—	20
Transfer to non-current assets held for sale	5	10	—	15

At 31 December 2007	(126)	(455)	—	(581)

Exchange differences	(30)	(102)	—	(132)
Charge for the year	(19)	(61)	—	(80)
Disposals	6	36	—	42
Acquisition through business combination	(1)	(26)	—	(27)

At 31 December 2008	(170)	(608)	—	(778)

Carrying amounts
At 1 January 2007	185	152	11	348
At 31 December 2007	172	167	16	355
At 31 December 2008	185	231	7	423

Notes to the Consolidated Financial Statements (Continued)

Depreciation expense of £12m (2007: £13m) has been included in the income statement in cost of goods sold, £6m (2007: £5m) in distribution expenses and £61m (2007: £50m) in administrative and other expenses. There was no depreciation expense relating to discontinued operations in 2008 (2007: £3m).

The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £7m (2007: £6m).

11.	Intangible assets

			Acquired
			customer	Acquired	Acquired	Other
			lists &	trademarks	publishing	intangibles
	Goodwill	Software	relationships	& brands	rights	acquired	Total
	All figures in £ millions

Cost
At 1 January 2007	3,271	201	113	26	96	53	3,760
Exchange differences	(4)	(2)	—	1	3	—	(2)
Additions — internal development	—	20	—	—	—	—	20
Additions — purchased	—	13	—	—	—	—	13
Disposals	(34)	(19)	(2)	—	(3)	2	(56)
Acquisition through business combination	304	4	76	35	40	44	503
Transfer to non-current assets held for sale	(194)	—	—	—	—	—	(194)

At 31 December 2007	3,343	217	187	62	136	99	4,044

Exchange differences	1,082	71	77	24	31	62	1,347
Additions — internal development	—	29	—	—	—	—	29
Additions — purchased	—	16	—	—	—	—	16
Disposals	(8)	(27)	—	—	—	—	(35)
Acquisition through business combination	153	17	77	42	—	97	386
Disposal through business disposal	—	(1)	—	—	(2)	—	(3)
Transfer to Pre-publication	—	(12)	—	—	—	—	(12)

At 31 December 2008	4,570	310	341	128	165	258	5,772

Notes to the Consolidated Financial Statements (Continued)

			Acquired
			customer	Acquired	Acquired	Other
			lists &	trademarks	publishing	intangibles
	Goodwill	Software	relationships	& brands	rights	acquired	Total
	All figures in £ millions

Amortisation
At 1 January 2007	—	(135)	(15)	(1)	(15)	(13)	(179)
Exchange differences	—	1	—	—	—	1	2
Charge for the year	—	(25)	(13)	(3)	(17)	(12)	(70)
Disposals	—	19	—	—	—	—	19
Acquisition through business combination	—	(2)	—	—	—	—	(2)
Transfer to non-current assets held for sale	—	—	—	—	—	—	—

At 31 December 2007	—	(142)	(28)	(4)	(32)	(24)	(230)

Exchange differences	—	(50)	(15)	(3)	(13)	(12)	(93)
Charge for the year	—	(30)	(24)	(10)	(25)	(27)	(116)
Disposals	—	27	—	—	—	—	27
Acquisition through business combination	—	(13)	—	—	—	—	(13)
Disposal through business disposal	—	1	—	—	1	—	2
Transfer to Pre-publication	—	4	—	—	—	—	4

At 31 December 2008	—	(203)	(67)	(17)	(69)	(63)	(419)

Carrying amounts
At 1 January 2007	3,271	66	98	25	81	40	3,581
At 31 December 2007	3,343	75	159	58	104	75	3,814
At 31 December 2008	4,570	107	274	111	96	195	5,353

Goodwill

The goodwill carrying value of £4,570m relates to acquisitions completed after 1 January 1998. Prior to 1 January 1998 all goodwill was written off to reserves on the date of acquisition. £3,309m of the carrying value relates to acquisitions completed between 1 January 1998 and 31 December 2002 and £1,261m relates to acquisitions completed after 1 January 2003 (the date of transition to IFRS).

For acquisitions completed between 1 January 1998 and 31 December 2002 no value was ascribed to intangibles other than goodwill and the goodwill on each acquisition was amortised over a period of up to 20 years. On adoption of IFRS on 1 January 2003, the Group chose not to restate the goodwill balance and at that date the balance was frozen (i.e. amortisation ceased). If goodwill had been restated then a significant value would have been ascribed to other intangible assets, which would be subject to amortisation, and the carrying value of goodwill would be significantly lower.

For acquisitions completed after 1 January 2003 value has been ascribed to other intangible assets, which are amortised, with only the remaining difference between the purchase price and the fair value of net assets acquired being allocated to goodwill.

Notes to the Consolidated Financial Statements (Continued)

Other intangible assets

Other intangibles acquired include content, technology and software rights. Amortisation of £5m (2007: £3m) is included in the income statement in cost of goods sold and £111m (2007: £67m) in administrative and other expenses.

Impairment tests for cash-generating units containing goodwill Impairment tests have been carried out where appropriate as described below. The recoverable amount for each unit tested exceeds its carrying value.

Goodwill is allocated to 14 cash-generating units (CGUs) within the business segments as follows:

	Notes	2008	2007
		All figures in £ millions

US School Curriculum		937	677
US School Assessment and Information		722	414
US Higher Education		1,164	839
Canada		173	155
International Education Publishing		315	270
International Education Assessment and Testing		241	194
Professional Publishing		15	10
Professional Assessment and Testing		254	181

Pearson Education total		3,821	2,740

Financial Times		46	12
Mergermarket		130	126
Interactive Data		208	147
FT Group total		384	285
Penguin US		216	155
Penguin UK		95	111
Pearson Australia		54	52

Penguin total		365	318

Total goodwill — continuing operations		4,570	3,343

Goodwill held for sale	31	—	96

Total goodwill		4,570	3,439

During 2008, after the change in organisational structure the CGUs were reorganised and goodwill reallocated to the units affected. The recoverable amount of each CGU is based on value in use calculations. Goodwill is tested for impairment annually. Other than goodwill there are no intangible assets with indefinite lives. The goodwill is generally denominated in the currency of the relevant cash flows and therefore the impairment review is not materially sensitive to exchange rate fluctuations.

Key assumptions

The value in use calculations use cash flow projections based on financial budgets approved by management covering a five-year period. The key assumptions used by management in the value in use calculations were:

Discount rate — The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific CGU. The average pre-tax discount rates used are in the range of 10.2% to 11.7% for the Pearson

Notes to the Consolidated Financial Statements (Continued)

Education businesses (2007: 10.5% to 12.0%), 10.8% to 20.5% for the FT Group businesses (2007: 10.4% to 17.2%) and 8.8% to 10.4% for the Penguin businesses (2007: 8.9% to 11.7%).

Perpetuity growth rates — The cash flows subsequent to the approved budget period are based upon the long-term historic growth rates of the underlying territories in which the CGU operates and reflect the long-term growth prospects of the sectors in which the CGU operates. A perpetuity growth rate of 2.0% was used for all CGUs in 2008 (a range from 2.5% to 3.5% in 2007). The perpetuity growth rates are consistent with appropriate external sources for the relevant markets.

Cash flow growth rates — The cash flow growth rates are derived from management’s latest estimates of forecast sales taking into consideration past experience of operating margins achieved in the CGU. Historically, such forecasts have been reasonably accurate.

Sensitivities

The Group’s impairment review is sensitive to a change in the key assumptions used, most notably the discount rates, the perpetuity growth rates and expected future cash flows. Based on the Group’s sensitivity analysis, a reasonably possible change in the discount rate or perpetuity growth rate could cause an impairment in either the US School Curriculum or Penguin UK CGUs.

The fair value of US School Curriculum is 8% or approximately £77m above its carrying value, but an increase of 0.5 percentage points in the discount rate or a reduction of 0.6 percentage points in the perpetuity growth rate would cause the value in use to fall below the carrying value.

The fair value of Penguin UK is 24% or approximately £44m above its carrying value, but an increase of 1.4 percentage points in the discount rate or a reduction of 1.7 percentage points in the perpetuity growth rate would cause the value in use to fall below the carrying value.

12.	Investments in joint ventures and associates

Joint ventures

	2008	2007
	All figures in £ millions

At beginning of year	11	12
Exchange differences	(4)	—
Share of profit after tax	6	4
Dividends	(5)	(8)
Additions and further investment	5	3

At end of year	13	11

Investments in joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.

Notes to the Consolidated Financial Statements (Continued)

The aggregate of the Group’s share in its joint ventures, none of which are individually significant, are as follows:

	2008	2007
	All figures in £ millions

Assets
Non-current assets	6	3
Current assets	21	23

Liabilities
Current liabilities	(14)	(15)

Net assets	13	11

Income	36	61
Expenses	(30)	(57)

Profit after income tax	6	4

Associates

	2008	2007
	All figures in £ millions

At beginning of year	9	8
Exchange differences	(5)	(1)
Share of profit after tax	19	19
Dividends	(16)	(24)
Additions	—	1
Distribution from associate in excess of carrying value	6	6
Actuarial losses on retirement benefit obligations	(3)	—

At end of year	10	9

Investments in associates are accounted for using the equity method of accounting. There is no acquisition goodwill relating to the Group’s investments in associates.

The Group’s interests in its principal associates, all of which are unlisted, are as follows:

		%
2008	Country of incorporation	Interest held	Assets	Liabilities	Revenues	Profit
	All figures in £ millions

The Economist Newspaper Ltd	England	50	86	(86)	149	16
Other			35	(25)	42	3

Total			121	(111)	191	19

		%
2007	Country of incorporation	Interest held	Assets	Liabilities	Revenues	Profit
	All figures in £ millions

The Economist Newspaper Ltd	England	50	63	(63)	131	15
Other			30	(21)	56	4

Total			93	(84)	187	19

The interest held in associates is equivalent to voting rights.

Notes to the Consolidated Financial Statements (Continued)

13.	Deferred income tax

	2008	2007
	All figures in £ millions

Deferred income tax assets
Deferred income tax assets to be recovered after more than 12 months	341	262
Deferred income tax assets to be recovered within 12 months	31	66

	372	328

Deferred income tax liabilities
Deferred income tax liabilities to be settled after more than 12 months	(447)	(287)
Deferred income tax liabilities to be settled within 12 months	—	—

	(447)	(287)

Net deferred income tax	(75)	41

Deferred income tax assets to be recovered within 12 months relate to the utilisation of losses in the US.

Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The Group has unrecognised deferred income tax assets at 31 December 2008 in respect of UK losses of £28m (2007: £34m). None of these unrecognised deferred income tax assets have expiry dates associated with them.

The recognition of the deferred income tax assets is supported by management’s forecasts of the future profitability of the relevant business units.

The movement on the net deferred income tax account is as follows:

	Notes	2008	2007
		All figures in £ millions

At beginning of year		41	172
Exchange differences		(12)	(4)
Income statement charge	7	(93)	(87)
Acquisition through business combination	30	(4)	(45)
Disposal through business disposal	32	—	2
Tax (charge)/benefit to equity		(7)	3

At end of year		(75)	41

Notes to the Consolidated Financial Statements (Continued)

The movement in deferred income tax assets and liabilities during the year is as follows:

	Capital	Trading	Goodwill and	Returns
	losses	losses	intangibles	provisions	Other	Total
	All figures in £ millions

Deferred income tax assets
At 1 January 2007	76	129	25	66	121	417
Exchange differences	—	(5)	—	(1)	(2)	(8)
Acquisition through business combination	—	10	—	—	1	11
Income statement (charge)/benefit	(76)	(47)	(5)	14	19	(95)
Tax benefit to equity	—	—	—	—	3	3

At 31 December 2007	—	87	20	79	142	328

Exchange differences	—	19	6	28	40	93
Acquisition through business combination	—	2	—	—	—	2
Income statement charge	—	(35)	(6)	(1)	(3)	(45)
Tax charge to equity	—	—	—	—	(6)	(6)

At 31 December 2008	—	73	20	106	173	372

Other deferred income tax assets include temporary differences on share-based payments, inventory, retirement benefit obligations and other provisions.

	Goodwill and
	intangibles	Other	Total
	All figures in £ millions

Deferred income tax liabilities
At 1 January 2007	(149)	(96)	(245)
Exchange differences	3	1	4
Acquisition through business combination	(56)	—	(56)
Disposal through business disposal	—	2	2
Income statement (charge)/benefit	(12)	20	8
Tax benefit to equity	—	—	—

At 31 December 2007	(214)	(73)	(287)

Exchange differences	(73)	(32)	(105)
Acquisition through business combination	(5)	(1)	(6)
Income statement charge	(26)	(22)	(48)
Tax charge to equity	—	(1)	(1)

At 31 December 2008	(318)	(129)	(447)

Other deferred income tax liabilities include temporary differences in respect of depreciation and royalty advances.

Notes to the Consolidated Financial Statements (Continued)

14.	Classification of financial instruments

The accounting classification of each class of the Group’s financial assets and financial liabilities, together with their fair values, is as follows:

		2008
		Fair value
			Derivatives	Derivatives	Amortised cost		Total	Total
		Available	deemed held	in hedging	Loans and	Other	carrying	market
	Notes	for sale	for trading	relationships	receivables	liabilities	value	value
		All figures in £ millions

Investments in unlisted securities	15	63	—	—	—	—	63	63
Cash and cash equivalents	17	—	—	—	685	—	685	685
Marketable securities		54	—	—	—		54	54
Derivative financial instruments	16	—	23	161	—	—	184	184
Trade receivables	22	—	—	—	1,030	—	1,030	1,030

Total financial assets		117	23	161	1,715	—	2,016	2,016

Derivative financial instruments	16	—	(20)	—	—	—	(20)	(20)
Trade payables	24	—	—	—	—	(450)	(450)	(450)
Bank loans and overdrafts	18	—	—	—	—	(228)	(228)	(228)
Borrowings due within one year	18	—	—	—	—	(248)	(248)	(247)
Borrowings due after more than one year	18	—	—	—	—	(1,887)	(1,887)	(1,620)

Total financial liabilities		—	(20)	—	—	(2,813)	(2,833)	(2,565)

Notes to the Consolidated Financial Statements (Continued)

		2007
		Fair value
			Derivatives	Derivatives	Amortised cost		Total	Total
		Available	deemed held	in hedging	Loans and	Other	carrying	market
	Notes	for sale	for trading	relationships	receivables	liabilities	value	value
	All figures in £ millions

Investments in unlisted securities	15	52	—	—	—	—	52	52
Cash and cash equivalents	17	—	—	—	560	—	560	560
Marketable securities		40	—	—	—	—	40	40
Derivative financial instruments	16	—	16	35	—	—	51	51
Trade receivables	22	—	—	—	750	—	750	750

Total financial assets		92	16	35	1,310	—	1,453	1,453

Derivative financial instruments	16	—	(8)	(8)	—	—	(16)	(16)
Trade payables	24	—	—	—	—	(342)	(342)	(342)
Bank loans and overdrafts	18	—	—	—	—	(444)	(444)	(444)
Borrowings due within one year	18	—	—	—	—	(115)	(115)	(112)
Borrowings due after more than one year	18	—	—	—	—	(1,049)	(1,049)	(1,046)

Total financial liabilities		—	(8)	(8)	—	(1,950)	(1,966)	(1,960)

Certain of the Group’s derivative financial instruments are deemed to be held for trading either as they do not meet the hedge accounting criteria specified in IAS 39 or the Group has chosen not to seek hedge accounting for these instruments. None of these derivatives are held for speculative trading purposes. Transactions in derivative financial instruments are only undertaken to manage risks arising from underlying business activity, in accordance with the Group’s treasury policy as described in note 19.

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

None of the Group’s financial assets or liabilities are designated at fair value through the income statement upon initial recognition.

More detail on the Group’s accounting for financial instruments is included in the Group’s accounting policies. The Group’s approach to managing risks in relation to financial instruments is included in note 19: Financial instruments and risk management.

Notes to the Consolidated Financial Statements (Continued)

15.	Other financial assets

	2008	2007
	All figures in £ millions

At beginning of year	52	17
Exchange differences	18	—
Acquisition of investments	1	—
Disposal of investments	(8)	—
Equity interest received on sale of Government Solutions	—	35

At end of year	63	52

Other financial assets comprise non-current unlisted securities.

16.	Derivative financial instruments

The Group’s approach to the management of financial risks is set out in note 19. The Group’s outstanding derivative financial instruments are as follows:

	2008			2007
	Gross notional			Gross notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	All figures in £ millions

Interest rate derivatives — in a fair value hedge relationship	1,232	161	—	522	18	(8)
Interest rate derivatives — not in a hedge relationship	1,033	23	(20)	796	7	(8)
Cross currency rate derivatives — in a net investment hedge relationship	—	—	—	100	17	—
Cross currency rate derivatives — not in a hedge relationship	—	—	—	50	9	—

Total	2,265	184	(20)	1,468	51	(16)

Analysed as expiring:
In less than one year	487	3	(5)	320	28	—
Later than one year and not later than five years	859	47	(15)	796	13	(8)
Later than five years	919	134	—	352	10	(8)

Total	2,265	184	(20)	1,468	51	(16)

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

At the end of 2008, the currency split of the mark-to-market values of rate derivatives, including the exchange of principal on cross currency rate derivatives, was US dollar £161m and sterling £3m (2007: US dollar £(119)m and sterling £154m).

The fixed interest rates on outstanding rate derivative contracts at the end of 2008 range from 4.45% to 7.0% (2007: 4.45% to 7.00%) and the floating rates are based on LIBOR in US dollar and sterling.

Notes to the Consolidated Financial Statements (Continued)

The Group’s portfolio of rate derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility. The sensitivity of the portfolio to changes in market rates is set out in note 19.

Counterparty exposure from all derivatives is managed, together with that from deposits and bank account balances, within credit limits that reflect published credit ratings and by reference to other market measures (e.g. market prices for credit default swaps) to ensure that there is no significant risk to any one counterparty. No single derivative transaction had a market value (positive or negative) at the balance sheet date that exceeded 3% of the Group’s consolidated total equity.

In accordance with IAS 39 ‘Financial Instruments: Recognition and Measurement’, the Group has reviewed all of its material contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements, and has concluded that there are no material embedded derivatives.

17.	Cash and cash equivalents (excluding overdrafts)

	2008	2007
	All figures in £ millions

Cash at bank and in hand	528	439
Short-term bank deposits	157	121

	685	560

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2008 the currency split of cash and cash equivalents was US dollars 36% (2007: 37%), sterling 22% (2007: 29%), euros 20% (2007: 16%) and other 22% (2007: 18%).

Cash and cash equivalents have fair values that approximate to their carrying amounts due to their short-term nature.

Cash and cash equivalents include the following for the purpose of the cash flow statement:

	2008	2007
	All figures in £ millions

Cash and cash equivalents	685	560
Bank overdrafts	(96)	(68)

	589	492

Notes to the Consolidated Financial Statements (Continued)

18.	Financial liabilities — Borrowings

The Group’s current and non-current borrowings are as follows:

	2008	2007
	All figures in £ millions

Non-current
Bank loans and overdrafts	132	—
4.7% US Dollar Bonds 2009 (nominal amount $350m)	—	176
7% Global Dollar Bonds 2011 (nominal amount $500m)	368	264
5.5% Global Dollar Bonds 2013 (nominal amount $350m)	258	—
5.7% US Dollar Bonds 2014 (nominal amount $400m)	322	211
7% Sterling Bonds 2014 (nominal amount £250m)	254	251
6.25% Global Dollar Bonds 2018 (nominal amount $550m)	445	—
4.625% US Dollar notes 2018 (nominal amount $300m)	237	143
Finance lease liabilities	3	4

	2,019	1,049

Current
Due within one year or on demand:
Bank loans and overdrafts	96	444
10.5% Sterling Bonds 2008 (nominal amount £100m)	—	105
4.7% US Dollar Bonds 2009 (nominal amount $350m)	244	—
Loan notes	—	8
Finance lease liabilities	4	2

	344	559

Total borrowings	2,363	1,608

Included in the non-current borrowings above is £12m of accrued interest (2007: £6m). Included in the current borrowings above is £1m of accrued interest (2007: £7m).

The maturity of the Group’s non-current borrowing is as follows:

	2008	2007
	All figures in £ millions

Between one and two years	2	178
Between two and five years	759	266
Over five years	1,258	605

	2,019	1,049

Notes to the Consolidated Financial Statements (Continued)

The carrying amounts and market values of borrowings are as follows:

		2008		2007
	Effective	Carrying		Carrying
	interest rate	value	Market value	value	Market value

Bank loans and overdrafts	n/a	228	228	444	444
Loan notes	n/a	—	—	8	8
10.5% Sterling Bonds 2008	10.53%	—	—	105	102
4.7% US Dollar Bonds 2009	4.86%	244	243	176	176
7% Global Dollar Bonds 2011	7.16%	368	349	264	267
5.5% Global Dollar Bonds 2013	5.76%	258	227	—	—
5.7% US Dollar Bonds 2014	5.88%	322	262	211	203
7% Sterling Bonds 2014	7.20%	254	258	251	261
6.25% Global Dollar Bonds 2018	6.46%	445	352	—	—
4.625% US Dollar notes 2018	4.69%	237	169	143	135
Finance lease liabilities	n/a	7	7	6	6

		2,363	2,095	1,608	1,602

The market values are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Group’s borrowings are denominated in the following currencies:

	2008	2007
	All figures in £ millions

US dollar	2,081	1,251
Sterling	277	357
Euro	5	—

	2,363	1,608

The Group has the following undrawn capacity on its committed borrowing facilities as at 31 December:

	2008	2007
	All figures in £ millions

Floating rate
— expiring within one year	—	—
— expiring beyond one year	1,085	1,007

	1,085	1,007

In addition to the above facilities, there are a number of short-term facilities that are utilised in the normal course of business.

All of the Group’s borrowings are unsecured. In respect of finance lease obligations, the rights to the leased asset revert to the lessor in the event of default.

Notes to the Consolidated Financial Statements (Continued)

18.	Financial liabilities — Borrowings continued

The maturity of the Group’s finance lease obligations is as follows:

	2008	2007
	All figures in £ millions

Finance lease liabilities — minimum lease payments
Not later than one year	4	2
Later than one year and not later than two years	2	2
Later than two years and not later than three years	1	1
Later than three years and not later than four years	—	1
Later than four years and not later than five years	—	—
Later than five years	—	—
Future finance charges on finance leases	—	—

Present value of finance lease liabilities	7	6

The present value of finance lease liabilities is as follows:

	2008	2007
	All figures in £ millions

Not later than one year	4	2
Later than one year and not later than five years	3	4
Later than five years	—	—

	7	6

The carrying amounts of the Group’s lease obligations approximate their fair value.

19.	Financial risk management

The Group’s approach to the management of financial risks together with sensitivity analyses is set out below.

Treasury policy

The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. The Group borrows principally in US dollars and sterling, at both floating and fixed rates of interest, using derivative financial instruments (‘derivatives’), where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts. The main risks arising from the Group’s financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the board, which are summarised below. All the treasury policies remained unchanged throughout 2008, with the exception of a change to the foreign exchange hedging policy made with effect from October 2008, which is explained later in this note. Some minor updates will also be made to treasury policies for 2009, largely to reflect current financial market conditions.

The audit committee and a group of external treasury advisers receives reports on the Group’s treasury activities, policies and procedures. The treasury department is not a profit centre and its activities are subject to regular internal audit.

Notes to the Consolidated Financial Statements (Continued)

Interest rate risk management

The Group’s exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into rate swaps, rate caps and forward rate agreements. The Group’s policy objective has continued to be to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt and before certain adjustments for IAS 39) to be hedged (i.e. fixed or capped at the year end) over the next four years, subject to a maximum of 65% and a minimum that starts at 40% and falls by 10% at each year end. At the end of 2008 the hedging ratio, on the above basis, was approximately 49%. A simultaneous 1% change on 1 January in the Group’s variable interest rates in US dollar and sterling, taking into account forecast seasonal debt, would have a £10m effect on profit before tax.

Use of interest rate derivatives

The policy described in the section above creates a group of derivatives, under which the Group is a payer of fixed rates and a receiver of floating rates. The Group also aims to avoid undue exposure to a single interest rate setting. Reflecting this objective, the Group has swapped its fixed rate bond issues to floating rate at their launch. This creates a second group of derivatives, under which the Group is a receiver of fixed rates and a payer of floating rates. The Group’s accounting objective in its use of interest rate derivatives is to minimise the impact on the income statement of changes in the mark-to-market value of its derivative portfolio as a whole. It uses duration calculations to estimate the sensitivity of the derivatives to movements in market rates. The Group also identifies which derivatives are eligible for fair value hedge accounting (which reduces sharply the income statement impact of changes in the market value of a derivative). The Group then balances the total portfolio between hedge-accounted and pooled segments, so that the expected movement on the pooled segment is minimal.

Liquidity and refinancing risk management

The Group’s objective is to secure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group’s policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and ten years. At the end of 2008 the average maturity of gross borrowings was 5.0 years of which bonds represented 90% of these borrowings (up from 4.6 years and up from 72% respectively at the beginning of the year).

The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. All of the Group’s credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody’s and BBB+ from Standard & Poor’s, and the short-term ratings are P2 and A2 respectively. The Group’s policy is to strive to maintain a rating of Baa1/BBB+ over the long term. The Group will also continue to use internally a range of ratios to monitor and manage its finances. These include interest cover, net debt to operating profit and cash flow to debt measures. The Group also maintains undrawn committed borrowing facilities. At the end of 2008 the committed facilities amounted to £1,217m and their weighted average maturity was 3.4 years.

Notes to the Consolidated Financial Statements (Continued)

Analysis of Group debt, including the impact of derivatives

The following tables analyse the Group’s sources of funding and the impact of derivatives on the Group’s debt instruments.

The Group’s net debt position is set out below:

	2008	2007
	All figures in £ millions

Cash and cash equivalents	685	560
Marketable securities	54	40
Derivative financial instruments	164	35
Bank loans, overdrafts and loan notes	(228)	(452)
Bonds	(2,128)	(1,150)
Finance lease liabilities	(7)	(6)

Net debt	(1,460)	(973)

The split of net debt between fixed and floating rate, stated after the impact of rate derivatives, is as follows:

	2008	2007
	All figures in £ millions

Fixed rate	781	567
Floating rate	679	406

Total	1,460	973

Gross borrowings, after the impact of cross-currency rate derivatives, analysed by currency are as follows:

	2008	2007
	All figures in £ millions

US dollar	2,081	1,401
Sterling	277	207
Euro	5	—

Total	2,363	1,608

As at 31 December 2008 there were no outstanding cross-currency rate derivatives.

As at 31 December 2008 the exposure of the borrowings of the Group to interest rate changes when the borrowings re-price is as follows:

	Less than	One to	More than
	one year	five years	five years	Total
	All figures in £ millions

Re-pricing profile of borrowings	476	629	1,258	2,363
Effect of rate derivatives	1,173	(254)	(919)	—

Total	1,649	375	339	2,363

Notes to the Consolidated Financial Statements (Continued)

The maturity of contracted cash flows on the Group’s borrowings and all of its derivative financial instruments are as follows:

	2008
	USD	GBP	EUR	Total
	All figures in £ millions

Not later than one year	311	17	—	328
Later than one year and not later than five years	884	65	—	949
Later than five years	954	266	—	1,220

Total	2,149	348	—	2,497

Analysed as:
Revolving credit facilities and commercial paper	141	—	—	141
Bonds	2,237	355	—	2,592
Rate derivatives — inflows	(392)	(21)	—	(413)
Rate derivatives — outflows	163	14	—	177

Total	2,149	348	—	2,497

	2007
	USD	GBP	EUR	Total
	All figures in £ millions

Not later than one year	153	(30)	—	123
Later than one year and not later than five years	966	70	—	1,036
Later than five years	420	285	—	705

Total	1,539	325	—	1,864

Analysed as:
Revolving credit facilities and commercial paper	429	—	—	429
Bonds	1,017	483	—	1,500
Rate derivatives — inflows	(268)	(160)	—	(428)
Rate derivatives — outflows	361	2	—	363

Total	1,539	325	—	1,864

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

Financial counterparty risk management

Counterparty credit limits, which take published credit rating and other factors into account, are set to cover our total aggregate exposure to a single financial institution. The limits applicable to published credit ratings bands are approved by the chief financial officer within guidelines approved by the board. Exposures and limits applicable to each financial institution are reviewed on a regular basis.

Notes to the Consolidated Financial Statements (Continued)

Foreign currency risk management

Although the Group is based in the UK, it has its most significant investment in overseas operations. The most significant currency for the Group is the US dollar. The Group’s policy on routine transactional conversions between currencies (for example, the collection of receivables, and the settlement of payables or interest) remains that these should be transacted at the relevant spot exchange rate. The majority of the Group’s operations are domestic within their country of operation. No unremitted profits are hedged with foreign exchange contracts, as the company judges it inappropriate to hedge non-cash flow translational exposure with cash flow instruments. However, the Group does seek to create a natural hedge of this exposure through its policy of aligning approximately the currency composition of its core net borrowings with its forecast operating profit before depreciation and amortisation. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. The policy above applies only to currencies that account for more than 15% of Group operating profit before depreciation and amortisation, which currently are only the US dollar and sterling. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. In addition, our policy does not require existing currency debt to be terminated to match declines in that currency’s share of Group operating profit before depreciation and amortisation. Following the board’s approval of a policy change in October 2008, currencies that account for less than 15% of Group operating profit before depreciation and amortisation may now be included in the above hedging process at the request of the chief financial officer. At the balance sheet date, no hedging transactions had been undertaken under that authority.

Included within year end net debt, the net borrowings/(cash) in the two principal currencies above (taking into account the effect of cross currency swaps) were: US dollar £1,777m and sterling £127m.

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

Financial instruments — sensitivity analysis

As at 31 December 2008 the sensitivity of the Group’s financial instruments to fluctuations in interest rates and exchange rates is as follows:

		Impact of 1%	Impact of 1%	Impact of 10%	Impact of 10%
	Carrying	increase in	decrease in	strengthening in	weakening in
	value	interest rates	interest rates	sterling	sterling
	All figures in £ millions

Investments in unlisted securities	63	—	—	(2)	3
Cash and cash equivalents	685	—	—	(41)	50
Marketable securities	54	—	—	(5)	6
Derivative financial instruments	164	(80)	88	(15)	18
Bonds	(2,128)	77	(84)	155	(189)
Other borrowings	(235)	—	—	19	(24)
Other net financial assets	580	—	—	(46)	57

Total financial instruments	(817)	(3)	4	65	(79)

The table shows the sensitivities of the fair values of each class of financial instruments to an isolated change in either interest rates or foreign exchange rates. The class ‘Other net financial assets’ comprises trade assets less trade liabilities.

Notes to the Consolidated Financial Statements (Continued)

The sensitivities of derivative instruments are calculated using established estimation techniques such as discounted cash flow and option valuation models. Where modelling an interest rate decrease of 1% led to negative interest rates, these points on the yield curve were adjusted to 0%. A large proportion of the movements shown above would impact equity rather than the income statement, depending on the location and functional currency of the entity in which they arise and the availability of net investment hedge treatment. The changes in valuations are estimates of the impact of changes in market variables and are not a prediction of future events or anticipated gains or losses.

20.	Intangible assets — Pre-publication

	2008	2007
	All figures in £ millions

Cost
At beginning of year	1,264	1,152
Exchange differences	494	(7)
Additions	297	230
Disposals	(345)	(125)
Acquisition through business combination	78	19
Transfer from software	12	—
Transfer to non-current assets held for sale	—	(5)

At end of year	1,800	1,264

Amortisation
At beginning of year	(814)	(750)
Exchange differences	(337)	1
Charge for the year	(244)	(192)
Disposals	345	125
Acquisition through business combination	(51)	(1)
Transfer from software	(4)	—
Transfer to non-current assets held for sale	—	3

At end of year	(1,105)	(814)

Carrying amounts
At end of year	695	450

Included in the above are pre-publication assets amounting to £462m (2007: £292m) which will be realised in more than 12 months.

Amortisation is included in the income statement in cost of goods sold. There was no amortisation relating to discontinued operations in 2008 and 2007.

Notes to the Consolidated Financial Statements (Continued)

21.	Inventories

	2008	2007
	All figures in £ millions

Raw materials	31	24
Work in progress	29	30
Finished goods	441	314

	501	368

The cost of inventories relating to continuing operations recognised as an expense and included in the income statement in cost of goods sold amounted to £832m (2007: £732m). In 2008 £56m (2007: £47m) of inventory provisions was charged in the income statement. None of the inventory is pledged as security.

22.	Trade and other receivables

	2008	2007
	All figures in £ millions

Current
Trade receivables	1,030	750
Royalty advances	111	84
Prepayments and accrued income	62	48
Other receivables	135	59
Receivables from related parties	4	5

	1,342	946

Non-current
Royalty advances	102	68
Prepayments and accrued income	3	4
Other receivables	47	57

	152	129

Trade receivables are stated at fair value, net of provisions for bad and doubtful debts and anticipated future sales returns.

The movements on the provision for bad and doubtful debts are as follows:

	2008	2007
	All figures in £ millions

At beginning of year	(52)	(46)
Exchange differences	(18)	(1)
Income statement movements	(27)	(19)
Utilised	27	15
Acquisition through business combination	(2)	(3)
Disposal through business disposal	—	2

At end of year	(72)	(52)

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.

Notes to the Consolidated Financial Statements (Continued)

The ageing of the Group’s trade receivables is as follows:

	2008	2007
	All figures in £ millions

Within due date	1,110	819
Up to three months past due date	248	171
Three to six months past due date	60	51
Six to nine months past due date	21	12
Nine to 12 months past due date	15	19
More than 12 months past due date	20	19

Total trade receivables	1,474	1,091

Less: provision for bad and doubtful debts	(72)	(52)
Less: provision for sales returns	(372)	(281)
Transfer to non-current assets held for sale	—	(8)

Net trade receivables	1,030	750

The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historic payment profiles. Management believe all the remaining receivable balances are fully recoverable.

23.	Provisions for other liabilities and charges

	Deferred
	consideration	Leases	Other	Total
	All figures in £ millions

At 1 January 2008	37	9	21	67
Exchange differences	5	2	9	16
Charged to income statement	2	—	7	9
Released to income statement	—	(1)	(5)	(6)
Acquisition through business combination — current year	3	—	16	19
Acquisition through business combination — prior year adjustments	(4)	—	7	3
Utilised	—	(2)	(17)	(19)

At 31 December 2008	43	8	38	89

	2008	2007
	All figures in £ millions

Analysis of provisions
Non-current	33	44
Current	56	23

	89	67

Deferred consideration primarily relates to the acquisition of Mergermarket in 2006. These amounts are payable in 2009.

Lease commitments relate primarily to onerous lease contracts, acquired through business combinations, which have various expiry dates up to 2017. The provision is based on current occupancy estimates.

Notes to the Consolidated Financial Statements (Continued)

24.	Trade and other liabilities

	2008	2007
	All figures in £ millions

Trade payables	450	342
Social security and other taxes	35	23
Accruals	501	402
Deferred income	444	290
Interest payable	10	—
Dividends payable to minority interest	5	12
Other liabilities	205	171

	1,650	1,240

Less: non-current portion
Accruals	42	30
Deferred income	87	58
Interest payable	1	—
Other liabilities	91	102
	221	190

Current portion	1,429	1,050

The carrying value of the Group’s payables approximates its fair value.

The deferred income balances comprise:

•	multi-year obligations to deliver workbooks to adoption customers in school businesses;

•	advance payments in assessment and testing businesses;

•	subscription income in school, newspaper and market pricing businesses;

•	advertising income relating to future publishing days in newspaper businesses; and

•	obligations to deliver digital content in future periods.

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

Notes to the Consolidated Financial Statements (Continued)

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

	2008			2007			2006
	UK Group	Other		UK Group	Other		UK Group	Other
	plan	plans	PRMB	plan	plans	PRMB	plan	plans	PRMB

%
Inflation	2.80	2.80	2.80	3.30	2.93	3.00	3.00	2.91	3.00
Rate used to discount plan liabilities	6.40	6.25	6.25	5.80	6.01	6.05	5.20	5.70	5.85
Expected return on assets	6.33	7.60	—	6.50	7.27	—	6.40	7.18	—
Expected rate of increase in salaries	4.30	4.50	—	5.00	4.36	—	4.70	4.37	—
Expected rate of increase for pensions in payment and deferred pensions	2.30 to 4.20	—	—	2.50 to 4.30	—	—	2.10 to 4.60	—	—
Initial rate of increase in healthcare rate	—	—	9.00	—	—	9.50	—	—	10.00
Ultimate rate of increase in healthcare rate	—	—	5.00	—	—	5.00	—	—	5.00

The UK discount rate is based on the annualised yield on the iBoxx over 15-year AA-rated corporate bond index, adjusted to reflect the duration of our liabilities. The US discount rate is set by reference to a US bond portfolio matching model. The expected return on assets is based on market expectations of long-term asset returns for the defined portfolio at the end of the year.

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

For the US plans, the assumptions used were based on standard US mortality tables. In 2007 GAM94 was used, and in 2008 this was updated to RP2000 to reflect the mortality assumption now more prevalent in the US.

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK and US Group plans is as follows:

	UK		US
	2008	2007	2008	2007

Male	21.5	21.3	17.6	17.9
Female	21.8	21.6	20.2	21.3

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

	UK		US
	2008	2007	2008	2007

Male	23.3	23.1	17.6	17.9
Female	23.8	23.6	20.2	21.3

Notes to the Consolidated Financial Statements (Continued)

Financial statement information

The amounts recognised in the income statement are as follows:

	2008
		Defined
	UK Group	benefit		Defined
	plan	other	Sub-total	contribution	PRMB	Total
	All figures in £ millions

Current service cost	33	3	36	41	1	78
Past service cost	—	1	1	—	5	6

Total operating expense	33	4	37	41	6	84

Expected return on plan assets	(104)	(7)	(111)	—	—	(111)
Interest on plan liabilities	93	7	100	—	3	103
Net finance (income)/expense	(11)	—	(11)	—	3	(8)

Net income statement charge	22	4	26	41	9	76

Actual (loss)/return on plan assets	(130)	(27)	(157)	—	—	(157)

	2007
		Defined
	UK Group	benefit		Defined
	plan	other	Sub-total	contribution	PRMB	Total
	All figures in £ millions

Current service cost	29	2	31	39	1	71

Total operating expense	29	2	31	39	1	71

Expected return on plan assets	(96)	(7)	(103)	—	—	(103)
Interest on plan liabilities	84	7	91	—	2	93
Net finance (income)/expense	(12)	—	(12)	—	2	(10)

Net income statement charge	17	2	19	39	3	61

Actual (loss)/return on plan assets	128	4	132	—	—	132

	2006
		Defined
	UK Group	benefit		Defined
	plan	other	Sub-total	contribution	PRMB	Total
	All figures in £ millions

Current service cost	27	2	29	36	1	66
Past service cost	—	—	—	—	(2)	(2)

Total operating expense	27	2	29	36	(1)	64

Expected return on plan assets	(85)	(7)	(92)	—	—	(92)
Interest on plan liabilities	78	7	85	—	3	88
Net finance (income)/expense	(7)	—	(7)	—	3	(4)

Net income statement charge	20	2	22	36	2	60

Actual (loss)/return on plan assets	153	13	166	—	—	166

The total operating charge is included in administrative and other expenses. The UK Group plan current service cost includes £14m (2007: £10m) relating to defined contribution sections.

Notes to the Consolidated Financial Statements (Continued)

The amounts recognised in the balance sheet are as follows:

	2008				2007
		Other	Other			Other	Other
	UK Group	funded	unfunded		UK Group	funded	unfunded
	plan	plans	plans	Total	plan	plans	plans	Total
	All figures in £ millions

Fair value of plan assets	1,478	100	—	1,578	1,744	109	—	1,853
Present value of defined benefit obligation	(1,429)	(149)	(16)	(1,594)	(1,682)	(117)	(12)	(1,811)

Net pension (liability)/asset	49	(49)	(16)	(16)	62	(8)	(12)	42

Other post-retirement medical benefit obligation				(68)				(47)
Other pension accruals				(34)				(28)
Net retirement benefit obligations				(118)				(33)

Analysed as:
Retirement benefit assets				49				62

Retirement benefit obligations				(167)				(95)

The following (losses)/gains have been recognised in the statement of recognised income and expense:

	2008	2007	2006
	All figures in £ millions

Amounts recognised for defined benefit plans	(74)	79	102
Amounts recognised for post-retirement medical benefit plans	3	1	5

Total recognised in year	(71)	80	107

Cumulative amounts recognised	53	124	44

The fair value of plan assets comprises the following:

	2008			2007
		Other			Other
	UK Group	funded		UK Group	funded
	plan	plans	Total	plan	plans	Total
	%

Equities	28.0	3.1	31.1	34.3	3.4	37.7
Bonds	40.8	2.2	43.0	34.9	2.0	36.9
Properties	7.4	0.1	7.5	7.7	—	7.7
Other	17.5	0.9	18.4	17.2	0.5	17.7

The plan assets do not include any of the Group’s own financial instruments, or any property occupied by the Group.

Notes to the Consolidated Financial Statements (Continued)

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

	2008			2007
	UK Group	Other		UK Group	Other
	plan	plans	Total	plan	plans	Total
	All figures in £ millions

Fair value of plan assets
Opening fair value of plan assets	1,744	109	1,853	1,528	105	1,633
Exchange differences	—	23	23	—	1	1
Expected return on plan assets	104	7	111	96	7	103
Actuarial gains and (losses)	(234)	(34)	(268)	32	(3)	29
Contributions by employer	54	3	57	152	5	157
Contributions by employee	9	—	9	8	—	8
Benefits paid	(72)	(8)	(80)	(72)	(6)	(78)
Other movements	(127)	—	(127)	—	—	—

Closing fair value of plan assets	1,478	100	1,578	1,744	109	1,853

Present value of defined benefit obligation
Opening defined benefit obligation	(1,682)	(129)	(1,811)	(1,683)	(127)	(1,810)
Exchange differences	—	(38)	(38)	—	1	1
Current service cost	(33)	(3)	(36)	(29)	(2)	(31)
Past service cost	—	(1)	(1)	—	—	—
Interest cost	(93)	(7)	(100)	(84)	(7)	(91)
Actuarial gains and (losses)	189	5	194	50	—	50
Contributions by employee	(9)	—	(9)	(8)	—	(8)
Benefits paid	72	8	80	72	6	78
Other movements	127	—	127	—	—	—

Closing defined benefit obligation	(1,429)	(165)	(1,594)	(1,682)	(129)	(1,811)

During 2008 changes made to the administration of the plan assets has enabled assets relating to the defined contribution sections of the UK Group plan to be identified separately from those of the defined benefit section, for accounting purposes. Defined contribution assets will no longer be disclosed as part of the UK Group plan assets. The other movements in both the change in value of plan assets and liabilities over the year represent the separation out of these defined contribution assets.

Changes in the value of the US PRMB are as follows:

	2008	2007
	All figures in £ millions

Opening defined benefit obligation	(47)	(48)
Exchange differences	(19)	—
Current service cost	(1)	(1)
Past service cost	(5)	—
Interest cost	(3)	(2)
Actuarial gains and (losses)	3	1
Benefits paid	4	3

Closing defined benefit obligation	(68)	(47)

Notes to the Consolidated Financial Statements (Continued)

The history of the defined benefit plans is as follows:

	2008	2007	2006	2005	2004
	All figures in £ millions

Fair value of plan assets	1,578	1,853	1,633	1,500	1,280
Present value of defined benefit obligation	(1,594)	(1,811)	(1,810)	(1,803)	(1,615)

Net pension asset/(liability)	(16)	42	(177)	(303)	(335)

Experience adjustments on plan assets	(268)	29	74	140	67
Experience adjustments on plan liabilities	194	50	28	(119)	(127)

Funding

The UK Group plan is self-administered with the plan’s assets being held independently of the Group. The trustees of the plan are required to act in the best interest of the plan’s beneficiaries. The most recently completed triennial actuarial valuation for funding purposes was completed as at 1 January 2006 and revealed a funding shortfall. The Group has agreed that the funding shortfall will be eliminated by 31 December 2014. In 2008 the Group contributed £21m (2007: £121m including a special contribution of £100m) and has agreed to contribute £21.9m per annum thereafter in excess of an estimated £30m of regular contributions.

The Group expects to contribute $92m in 2009 and $86m in 2010 to its US pension plans.

Sensitivities

The net retirement benefit obligations are calculated using a number of assumptions, the most significant being the discount rate used to calculate the defined benefit obligation. The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2008
	1% increase	1% decrease
	All figures in £ millions

Effect on:
(Decrease)/increase in defined benefit obligation — UK Group plan	(180.1)	209.6
(Decrease)/increase of aggregate of service cost and interest cost — UK Group plan	(2.2)	1.1
(Decrease)/increase in defined benefit obligation — US plan	(12.2)	14.5

The effect of a one percentage point increase and decrease in the assumed medical cost trend rates is as follows:

	2008
	1% increase	1% decrease
	All figures in £ millions

Effect on:
Increase/(decrease) in post-retirement medical benefit obligation	3.3	(2.9)
Increase/(decrease) of aggregate of service cost and interest cost	0.2	(0.1)

Notes to the Consolidated Financial Statements (Continued)

26.	Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

	2008	2007	2006
	All figures in £ millions

Pearson plans	25	23	18
Interactive Data plans	8	7	7

Total share-based payment costs	33	30	25

The Group operates the following equity-settled employee option and share plans:

Worldwide Save for Shares Plan — Since 1994, the Group has operated a Save-As-You-Earn plan for UK employees. In 1998, the Group introduced a Worldwide Save for Shares Plan. Under these plans, employees can save a portion of their monthly salary over periods of three, five or seven years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the time of the commencement of the employee’s participation in the plan. Options that are not exercised within six months of the end of the savings period lapse unconditionally.

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

The vesting of restricted shares is normally dependent on continuing service over a three to five-year period, and in the case of senior management upon the satisfaction of corporate performance targets over a three year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to senior management in July 2007, March 2008 and July 2008, vest dependent on relative shareholder return, return on invested capital and earnings per share growth. The award was split equally across all three measures. Other restricted shares awarded in 2007 and 2008 vest depending on continuing service over a three-year period.

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

Notes to the Consolidated Financial Statements (Continued)

The number and weighted average exercise prices of share options granted under the Group’s plans are as follows:

	2008		2007
		Weighted		Weighted
	Number of	average	Number of	average
	share	exercise	share	exercise
	options	price	options	price
	000s		£000s	£

Outstanding at beginning of year	16,781	13.15	18,861	13.36
Granted during the year	1,437	5.35	773	6.90
Exercised during the year	(683)	4.85	(1,326)	5.80
Forfeited during the year	(3,082)	11.56	(1,434)	19.63
Expired during the year	(74)	6.06	(93)	7.68

Outstanding at end of year	14,379	13.14	16,781	13.15

Options exercisable at end of year	11,527	14.97	13,999	14.63

Options were exercised regularly throughout the year. The weighted average share price during the year was £6.44 (2007: £8.02). Early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognises in the income statement the amount that otherwise would have been recognised for services received over the remainder of the original vesting period.

The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

	2008		2007
		Weighted		Weighted
	Number of	average	Number of	average
	share	contractual	share	contractual
Range of exercise prices	options	life	options	life
	£000s	Years	000s	Years

0 — 5	453	1.23	930	1.56
5 — 10	5,113	2.84	4,909	3.22
10 — 15	5,481	1.97	7,257	2.62
15 — 20	908	0.84	980	1.85
20 — 25	350	1.19	400	2.19
>25	2,074	1.19	2,305	2.19

	14,379	2.05	16,781	2.62

In 2008 and 2007 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

Notes to the Consolidated Financial Statements (Continued)

The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2008	2007
	Weighted	Weighted
	average	average

Fair value	£1.67	£2.53
Weighted average share price	£6.96	£8.91
Weighted average exercise price	£5.35	£6.90
Expected volatility	21.41%	19.72%
Expected life	4.1 years	4.0 years
Risk free rate	4.28%	5.34%
Expected dividend yield	4.54%	3.29%
Forfeiture rate	3.6%	3.5%

The expected volatility is based on the historic volatility of the company’s share price over the previous three to seven years depending on the vesting term of the options.

The following shares were granted under restricted share arrangements:

	2008		2007
		Weighted		Weighted
	Number of	average	Number of	average
	shares	fair value	shares	fair value
	000s		£000s	£

Annual Bonus Share Matching Plan	253	6.73	143	7.67
Long-Term Incentive Plan	4,152	5.78	3,377	7.12

Restricted shares granted under the Annual Bonus Share Matching Plan are valued using the share price at the date of grant. Until 31 December 2007, they were discounted by the dividend yield (2007: 3.26%) to take into account any dividends foregone. From 2008, shares granted include the entitlement to dividends during the vesting period and therefore the share price is not discounted. The fair value of shares granted under the Long-Term Incentive Plan that vest unconditionally is determined using the share price at the date of grant. Participants of the Long-Term Incentive Plan are entitled to dividends during the vesting period. The number of shares to vest has been adjusted, based on historical experience, to account for any potential forfeitures.

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

2000 Long-Term Incentive Plan

Under this plan, the Compensation Committee of the Board of Directors can grant share-based awards representing up to 20% of the total number of shares of common stock outstanding at the date of grant. The plan provides for the discretionary issuance of share-based awards to directors, officers and employees of Interactive Data, as well as persons who provide consulting or other services to Interactive Data. The exercise price for all options granted to date has been equal to the market price of the underlying shares at the date of

Notes to the Consolidated Financial Statements (Continued)

grant. Options expire ten years from the date of grant and generally vest over a three to four-year period without any performance criteria attached.

In addition, grants of restricted stock can be made to certain executives and members of the Board of Directors of Interactive Data. The awarded shares are available for distribution, at no cost, at the end of a three-year vesting period. No performance criteria are attached to shares granted under this plan.

Interactive Data employees purchased 183,318 shares (2007: 186,343) under the 2001 Employee Stock Purchase Plan at an average share price of $22.95(£15.96) (2007: $17.77; £8.93). The weighted average fair value at the date of grant was $6.59 (£4.58) (2007: $4.76; £2.39).

The number and weighted average exercise prices of share options granted under the 2000 Long-Term Incentive Plan are as follows:

	2008			2007
		Weighted	Weighted		Weighted	Weighted
	Number	average	average	Number	average	average
	of share	exercise	exercise	of share	exercise	exercise
	options	price	price	options	price	price
	000s	$		£000s	$	£

Outstanding at beginning of year	9,827	18.21	9.15	10,506	16.33	8.34
Granted during the year	1,449	24.95	17.35	1,560	27.17	13.65
Exercised during the year	(895)	15.37	10.69	(1,935)	14.88	7.48
Forfeited during the year	(99)	22.05	15.34	(293)	20.38	10.24
Expired during the year	(18)	12.17	8.46	(11)	18.12	9.10

Outstanding at end of year	10,264	19.38	13.48	9,827	18.21	9.15

Options exercisable at end of year	6,865	16.89	11.75	6,199	15.27	7.67

The options outstanding at the end of the year have a weighted average remaining contractual life and exercise price as follows:

	2008		2007
		Weighted		Weighted
	Number	average	Number	average
	of share	contractual	of share	contractual
Range of exercise prices	options	life	options	life
	$000s	Years	000s	Years

0 — 4.4	—	—	—	—
4.4 — 7.5	47	1.3	72	2.1
7.5 — 12	1,502	2.4	1,745	3.4
12 — 20	2,987	4.6	3,464	5.6
> 20	5,728	8.0	4,546	8.5

	10,264	6.2	9,827	6.6

Notes to the Consolidated Financial Statements (Continued)

The fair value of the options granted under the Long-Term Incentive Plan and of the shares awarded under the 2001 Employee Stock Purchase Plan was estimated using a Black-Scholes option pricing model. The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	Long-Term Incentive Plan		Employee Stock Purchase Plan
	2008	2007	2008	2007
	Weighted	Weighted	Weighted	Weighted
	average	average	average	average

Fair value	$ 5.58	$ 6.60	$ 6.59	$ 4.76
Weighted average share price	$24.95	$27.17	$22.95	$17.77
Weighted average exercise price	$24.95	$27.17	$22.95	$17.77
Expected volatility	24.20%	23.40%	33.70%	20.50%
Expected life	5.7 years	5.0 years	0.5 years	0.5 years
Risk free rate	1.5% to 3.5%	4.2% to 4.9%	2.0% to 2.4%	4.3% to 5.1%
Expected dividend yield	2.2%	1.9%	2.1%	2.0%
Forfeiture rate	0.0%	0.0%	0.0%	0.0%

The expected volatility is based on the historic volatility of Interactive Data’s share price over the vesting term of the options.

During the year Interactive Data granted the following shares under restricted share arrangements:

	2008			2007
		Weighted	Weighted		Weighted	Weighted
	Number of	average	average	Number of	average	average
	shares	fair value	fair value	shares	fair value	fair value
	000s	$		£000s	$	£

2000 Long-Term Incentive Plan	194	25.43	17.69	185	27.07	13.60

Shares awarded under the 2000 Long-Term Incentive Plan were valued based on the share price prevailing at the date of grant.

27.	Share capital and share premium

	Number	Ordinary	Share
	of shares	shares	premium
	000s	£m	£m

At 1 January 2007	806,109	202	2,487
Issue of ordinary shares — share option schemes	1,919	—	12

At 31 December 2007	808,028	202	2,499

Issue of ordinary shares — share option schemes	1,248	—	6

At 31 December 2008	809,276	202	2,505

The total authorised number of ordinary shares is 1,198m shares (2007: 1,194m shares) with a par value of 25p per share (2007: 25p per share). All issued shares are fully paid. All shares have the same rights.

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of debt (see note 18), cash and cash equivalents (see note 17) and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings (see notes 27, 28 and 29).

Notes to the Consolidated Financial Statements (Continued)

The Group reviews its capital structure on a regular basis and will balance its overall capital structure through payments of dividends, new share issues as well as the issue of new debt or the redemption of existing debt in line with the financial risk policies outlined in note 19.

28.	Treasury shares

	Pearson plc		Interactive Data		Total
	Number		Number
	of shares		of shares
	000s	£m	000s	£m	£m

At 1 January 2007	8,761	130	6,052	59	189
Purchase of treasury shares	4,900	40	1,177	16	56
Release of treasury shares	(1,900)	(29)	—	—	(29)

At 31 December 2007	11,761	141	7,229	75	216

Purchase of treasury shares	2,028	12	1,976	35	47
Release of treasury shares	(3,341)	(41)	—	—	(41)

At 31 December 2008	10,448	112	9,205	110	222

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 1.3% (2007: 1.5%) of called-up share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share.

Interactive Data hold their own shares in respect of share buy-back programmes. These shares are held as treasury shares and have a par value of $0.01.

The nominal value of Pearson plc treasury shares amounts to £2.6m (2007: £2.9m). The nominal value of Interactive Data treasury shares amounts to £0.06m (2007: £0.04m).

At 31 December 2008 the market value of Pearson plc treasury shares was £67.0m (2007: £86.1m) and the market value of Interactive Data treasury shares was £157.9m (2007: £119.9m).

Notes to the Consolidated Financial Statements (Continued)

29.	Other reserves and retained earnings

				Total
		Translation	Fair value	other	Retained
	Notes	reserve	reserve	reserves	earnings
	All figures in £ millions

At 1 January 2007		(592)	—	(592)	1,568
Net exchange differences on translation of foreign operations		25	—	25	—
Cumulative translation adjustment disposed — subsidiaries	32	53	—	53	—
Profit for the year attributable to equity holders of the company		—	—	—	284
Dividends paid to equity holders of the company	9	—	—	—	(238)
Equity settled transactions	26	—	—	—	30
Actuarial gains on retirement benefit obligations — Group	25	—	—	—	80
Treasury shares released under employee share plans	28	—	—	—	(29)
Taxation on items charged to equity	7	—	—	—	29

At 31 December 2007		(514)	—	(514)	1,724

Net exchange differences on translation of foreign operations		1,050	—	1,050	—
Cumulative translation adjustment disposed — subsidiaries	32	49	—	49	—
Cumulative translation adjustment disposed — joint venture		1	—	1	—
Profit for the year attributable to equity holders of the company		—	—	—	292
Dividends paid to equity holders of the company	9	—	—	—	(257)
Equity settled transactions	26	—	—	—	33
Actuarial losses on retirement benefit obligations — Group	25	—	—	—	(71)
Actuarial losses on retirement benefit obligations — associate		—	—	—	(3)
Treasury shares released under employee share plans	28	—	—	—	(41)
Taxation on items charged to equity	7	—	—	—	2

At 31 December 2008		586	—	586	1,679

The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments. Included in the translation reserve in 2007 was a £49m loss relating to net assets classified as held for sale.

30.	Business combinations

On 2 January 2008 the Group acquired 100% of Money-Media, a US based company offering online news and commentary for the money management industry. On 30 January 2008 the Group completed its acquisition of 100% of Harcourt Assessment after receiving clearance from the US Department of Justice.

Notes to the Consolidated Financial Statements (Continued)

The provisional assets and liabilities arising from acquisitions are as follows:

		2008				2007
		Harcourt
		Assessment	Money-Media	Other	Total	Total
	Notes	Fair value	Fair value	Fair value	Fair value	Fair value
	All figures in £ millions

Property, plant and equipment	10	6	—	—	6	11
Intangible assets	11	174	10	36	220	197
Intangible assets — Pre-publication	20	27	—	—	27	18
Inventories		7	—	—	7	15
Trade and other receivables		48	2	4	54	28
Cash and cash equivalents		5	—	11	16	—
Trade and other liabilities		(40)	(4)	(8)	(52)	(38)
Financial liabilities — Borrowings		—	—	—	—	(1)
Current income tax liabilities		—	—	(3)	(3)	4
Net deferred income tax liabilities	13	—	—	(4)	(4)	(45)
Provisions for other liabilities and charges	23	(19)	—	(7)	(26)	(2)
Minority interest		—	—	(2)	(2)	—
Assets held for sale		3	—	—	3	—

Net assets acquired at fair value		211	8	27	246	187

Goodwill	11	113	25	15	153	304

Total		324	33	42	399	491

Satisfied by:
Cash		(321)	(33)	(40)	(394)	(468)
Deferred consideration		—	—	—	—	(12)
Net prior year adjustments		(3)	—	(2)	(5)	(11)

Total consideration		(324)	(33)	(42)	(399)	(491)

Carrying value of net assets/(liabilities) acquired		81	(2)	(1)	78	41
Fair value adjustments		130	10	28	168	146

Fair value		211	8	27	246	187

The goodwill arising on the acquisition of Harcourt Assessment and Money-Media results from substantial cost and revenue synergies and from benefits that cannot be separately recognised, such as the assembled workforce.

The fair value adjustments relating to these acquisitions were finalised during 2008.

Notes to the Consolidated Financial Statements (Continued)

	Harcourt Assessment
	Carrying	Fair
	value	value adjs	Fair value
	All figures in £ millions

Property, plant and equipment	7	(1)	6
Intangible assets	10	164	174
Intangible assets — Pre-publication	35	(8)	27
Inventories	8	(1)	7
Trade and other receivables	50	(2)	48
Cash and cash equivalents	5	—	5
Trade and other liabilities	(39)	(1)	(40)
Provisions for other liabilities and charges	(3)	(16)	(19)
Assets held for sale	8	(5)	3

Net assets acquired at fair value	81	130	211

Goodwill			113

Total			324

	Money-Media
	Carrying	Fair
	value	value adjs	Fair value
	All figures in £ millions

Intangible assets	—	10	10
Trade and other receivables	2	—	2
Trade and other liabilities	(4)	—	(4)

Net assets acquired at fair value	(2)	10	8

Goodwill			25

Total			33

Net cash outflow on acquisition:

	2008	2007	2006
	All figures in £ millions

Cash — Current year acquisitions	(394)	(468)	(382)
Cash — Acquisitions yet to complete	(12)	—	—
Deferred payments for prior year acquisitions and other items	(5)	(4)	(9)
Cash and cash equivalents acquired	16	—	28

Cash outflow on acquisition	(395)	(472)	(363)

Harcourt Assessment contributed £150m of sales and £25m to the Group’s profit before tax between the date of acquisition and the balance sheet date. Money-Media contributed £9m of sales and £4m to the Group’s profit before tax between the date of acquisition and the balance sheet date. Other businesses acquired contributed £2m to the Group’s sales and £1m to the Group’s profit before tax between the date of acquisition and the balance sheet date.

If the acquisitions had been completed on 1 January 2008, the Group estimates that sales for the period would have been £4,826m and profit before tax would have been £587m.

Notes to the Consolidated Financial Statements (Continued)

31.	Non-current assets classified as held for sale

In 2007, assets classified as held for sale related to Data Management. The Group recognised an impairment on the goodwill allocated to the Data Management business in anticipation of the loss on disposal (see note 3). There are no assets or liabilities classified as held for sale at the 2008 balance sheet date.

	Notes	2008	2007

Property, plant and equipment	10	—	7
Intangible assets — Goodwill		—	96
Intangible assets — Pre-publication	20	—	2
Inventories		—	4
Trade and other receivables		—	8

Non-current assets classified as held for sale		—	117

Other liabilities		—	(9)

Liabilities directly associated with non-current assets classified as held for sale		—	(9)

Net assets classified as held for sale		—	108

32.	Disposals

	2008			2007	2006
	Data
	Management	Other	Total	Total	Total
	All figures in £ millions

Disposal of subsidiaries
Property, plant and equipment	(7)	—	(7)	(16)	—
Intangible assets	(1)	—	(1)	(6)	—
Intangible assets — Pre-publication	(2)	—	(2)	—	—
Inventories	(4)	(3)	(7)	(1)	—
Trade and other receivables	(8)	—	(8)	(95)	—
Cash and cash equivalents	—	—	—	(14)	—
Net deferred income tax liabilities	—	—	—	2	—
Trade and other liabilities	9	—	9	73	(1)
Retirement benefit obligations	—	—	—	3	—
Provisions for other liabilities and charges	—	—	—	1	—
Minority interest	—	(5)	(5)	(8)	(4)
Attributable goodwill	(98)	(8)	(106)	(250)	(5)
Cumulative translation adjustment	(49)	—	(49)	(53)	—

Net assets disposed	(160)	(16)	(176)	(364)	(10)

Cash received	111	15	126	495	10
Deferred receipts	—	2	2	—	—
Other proceeds received	—	—	—	35	—
Costs	(4)	(1)	(5)	(20)	—

(Loss)/profit on sale	(53)	—	(53)	146	—

Notes to the Consolidated Financial Statements (Continued)

	2008	2007	2006

Cash flow from disposals
Cash — Current year disposals	126	495	10
Costs paid	(15)	(12)	—
Cash and cash equivalents disposed	—	(14)	—

Net cash inflow	111	469	10

Further details of the Data Management business disposal are shown in note 3.

33.	Cash generated from operations

	Notes	2008	2007	2006
		All figures in £ millions

Net profit		323	310	469
Adjustments for:
Income tax		209	222	19
Depreciation	10	80	68	77
Amortisation of purchased intangible assets	11	86	45	28
Adjustment on recognition of pre-acquisition deferred tax		—	—	7
Amortisation of other intangible assets	11	30	25	23
Loss on sale of property, plant and equipment		1	1	2
Net finance costs	6	91	106	74
Share of results of joint ventures and associates	12	(25)	(23)	(24)
Loss/(profit) on sale of discontinued operations	3	53	(146)	—
Goodwill impairment of discontinued operation	3	—	97	—
Net foreign exchange adjustment from transactions		105	11	(37)
Share-based payment costs	26	33	30	25
Pre-publication		(58)	(38)	(3)
Inventories		(12)	(1)	(16)
Trade and other receivables		(81)	(5)	(60)
Trade and other liabilities		82	80	54
Retirement benefit obligations		(14)	(126)	(17)
Provisions for other liabilities and charges		(9)	3	—

Net cash generated from operations		894	659	621

Net cash generated from operations is translated at an exchange rate approximating to the rate at the date of cash flow. In 2008 the difference between this rate and the average rate used to translate profit gives rise to a large currency adjustment in the reconciliation between net profit and net cash generated from operations. This adjustment reflects the timing difference between recognition of profit and the related cash receipts or payments.

Included in net cash generated from operations is an amount of £nil (2007: £7m; 2006: £33m) relating to discontinued operations.

Notes to the Consolidated Financial Statements (Continued)

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2008	2007	2006
	All figures in £ millions

Net book amount	3	15	10
Loss on sale of property, plant and equipment	(1)	(1)	(2)

Proceeds from sale of property, plant and equipment	2	14	8

The principal other non-cash transactions are movements in finance lease obligations of £2m (2007: £4m; 2006: £4m).

34.	Contingencies

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

35.	Commitments

Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2008	2007
	All figures in £ millions
Property, plant and equipment	—	3

The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The Group also leases various plant and equipment under operating lease agreements, also with varying terms. The lease expenditure charged to the income statement during the year is disclosed in note 4.

The future aggregate minimum lease payments in respect of operating leases are as follows:

	2008	2007
	All figures in £ millions

Not later than one year	149	123
Later than one year and not later than two years	138	116
Later than two years and not later than three years	129	102
Later than three years and not later than four years	118	93
Later than four years and not later than five years	108	85
Later than five years	970	834

	1,612	1,353

36.	Related party transactions

Joint ventures and associates — Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12. Amounts falling due from joint ventures and associates are set out in note 22.

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

During 2008 Pearson’s International Education business announced its intention to increase its stakes in Longman Nigeria from 29% to 51% for £9m and Maskew Miller Longman (MML), its South African publishing business, from 50% to 85%.

Under the terms of the MML agreement, Pearson intends to create a new Southern Africa business and in return for the increased stake in MML our current joint venture partner will receive £46m in cash and a 15% interest in Pearson’s Heinemann and Edexcel businesses in that region.

In addition Pearson’s International Education business also announced the acquisition of Fronter, a European online learning company based in Oslo, for £16m.

The Longman Nigeria acquisition completed in early January 2009 and the Fronter acquisition in February 2009. The MML transaction is expected to complete in the second quarter of 2009 following regulatory approval.

SIGNATURES

The registrant hereby certifies that it meets the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this annual report on its behalf.

Pearson plc

/s/   Robin Freestone
Robin Freestone
Chief Financial Officer

Date: March 26, 2009