Form 20-F
period 2009-12-31
PEARSON PLC
filed 2010-03-31
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON March 31, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2009
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Ordinary Shares, 25p par value	810,799,351

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑      No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated file” and “large accelerated filer”, in Rule 12b-2 of the Exchange Act. (Check one):

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

For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of £1.00 = $1.62, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2009, the last business day of 2009. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On February 28, 2010 the noon buying rate for sterling was £1.00 = $1.52.

The Group consists of three major world wide businesses, Pearson Education, The FT Group (“FT”) and the Penguin Group (“Penguin”). See “Item 4. Information on the Company — Overview of operating divisions”.

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

The table below shows selected consolidated financial data under IFRS as issued by the IASB. The selected consolidated profit and loss account data for the years ended December 31, 2009, 2008 and 2007 and the selected consolidated balance sheet data as at December 31, 2009 and 2008 have been derived from our audited consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report.

The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.

For convenience, we have translated the 2009 amounts into US dollars at the rate of £1.00 = $1.62, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2009.

	Year Ended December 31
	2009	2009	2008	2007	2006	2005
	$	£	£	£	£	£
	(In millions, except for per share amounts)

IFRS information:
Consolidated Income Statement data
Total sales	9,111	5,624	4,811	4,162	3,990	3,662
Total operating profit	1,223	755	676	574	522	497
Profit after taxation from continuing operations	748	462	413	337	444	319
Profit for the financial year	748	462	323	310	469	644
Consolidated Earnings data per share
Basic earnings per equity share(1)	$0.86	53.2p	36.6p	35.6p	55.9p	78.2p
Diluted earnings per equity share(2)	$0.86	53.1p	36.6p	35.6p	55.8p	78.1p
Basic earnings from continuing operations per equity share(1)	$0.86	53.2p	47.9p	39.0p	52.7p	37.5p
Diluted earnings from continuing operations per equity share(2)	$0.86	53.1p	47.9p	39.0p	52.6p	37.4p
Dividends per ordinary share	$0.58	35.5p	33.8p	31.6p	29.3p	27.0p
Consolidated Balance Sheet data at period end
Total assets (non-current assets plus current assets)	15,247	9,412	9,896	7,292	7,213	7,600
Net assets	7,510	4,636	5,024	3,874	3,644	3,733
Long-term obligations(3)	(4,943)	(3,051)	(2,902)	(1,681)	(1,853)	(2,500)
Capital stock	329	203	202	202	202	201
Number of equity shares outstanding (millions of ordinary shares)	810	810	809	808	806	804

Notes:

(1)	Basic earnings per equity share is based on profit for the financial period and the weighted average number of ordinary shares in issue during the period.

(2)	Diluted earnings per equity share is based on diluted earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings comprise earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options.

(3)	Long-term obligations comprise any liabilities with a maturity of more than one year, including medium and long-term borrowings, derivative financial instruments, pension obligations and deferred income tax liabilities.

(4)	The results of the Data Management business (disposed in February 2008) have been included in discontinued operations for all years to 2008. The results of Government Solutions (disposed in February 2007) and Les Echos (disposed in December 2007) have been included in discontinued operations for all the years to 2007.

Dividend information

We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at our annual general meeting. At our annual general meeting on April 30, 2010 our shareholders will be asked to approve a final dividend of 23.3p per ordinary share for the year ended December 31, 2009.

The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in The City of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2009 fiscal year will be paid on May 7, 2010.

Fiscal year	Interim	Final	Total	Interim	Final		Total
	(Pence per ordinary share)			(Cents per ordinary share)

2009	12.2	23.3	35.5	19.8	37.7	*	57.5
2008	11.8	22.0	33.8	21.6	33.2		54.8
2007	11.1	20.5	31.6	22.4	39.9		62.3
2006	10.5	18.8	29.3	20.0	31.4		51.4
2005	10.0	17.0	27.0	17.8	29.8		47.6

*	As the 2009 final dividend had not been paid by the filing date, the dividend has been translated into cents using the noon buying rate for sterling at December 31, 2009.

Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting the Group.

Exchange rate information

The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per pound sterling. The average rate is calculated by using the average of the noon buying rates in The City of New York on each day during a monthly period and on the last day of each month during an annual period. On December 31, 2009 the noon buying rate for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes for sterling was £1.00 = $1.62. On February 28, 2010 the noon buying rate for sterling was £1.00 = $1.52.

Month	High	Low

February 2010	$1.60	$1.52
January 2010	$1.64	$1.59
December 2009	$1.66	$1.59
November 2009	$1.68	$1.64
October 2009	$1.66	$1.59
September 2009	$1.67	$1.59

Year Ended December 31	Average rate

2009	$1.57
2008	$1.84
2007	$2.01
2006	$1.84
2005	$1.81

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

As the current economic environment remains dynamic and challenging, the risk of weak trading conditions continues in 2010 which could adversely impact our financial performance. The effect of a continued deterioration in the global economy will vary across our different businesses and will depend on the depth, length and severity of any economic downturn. Specific economic risks by business are described more fully in the other risk factors below.

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

Our US educational solutions and assessment businesses may be adversely affected by changes in state and local educational funding resulting from either general economic conditions, changes in government educational funding, programs and legislation (both at the federal and state level), and/or changes in the state procurement process.

The results and growth of our US educational solutions and assessment businesses is dependent on the level of federal and state educational funding, which in turn is dependent on the robustness of state finances and the level of funding allocated to educational programs. State, local and municipal finances have been adversely affected by the US recession. In response to budget shortfalls, states and districts may reduce educational spending as they seek cost savings to mitigate budget deficits. The American Recovery and Reinvestment Act provided additional federal funding for education; the potential impact of this new money on our markets remains uncertain.

Federal and/or state legislative changes can also affect the funding available for educational expenditure, which include changes in assessment policy, the reauthorization of the Elementary and Secondary Education Act, along with the movement to a common core of skills and knowledge. Similarly changes in the state procurement process for textbooks, learning material and student tests, particularly in the adoptions market can also affect our markets. For example, changes in curricula, delays in the timing of the adoptions and changes in the student testing process can all affect these programs and therefore the size of our market in any given year.

There are multiple competing demands for educational funds and there is no guarantee that states will fund new textbooks or testing programs, or that we will win this business.

We generate a substantial proportion of our revenue in foreign currencies particularly the US dollar, and foreign exchange rate fluctuations could adversely affect our earnings and the strength of our balance sheet.

As with any international business our earnings can be materially affected by exchange rate movements. We are particularly exposed to movements in the US dollar to sterling exchange rate as approximately 60% of our revenue is generated in US dollars. Sales for 2009, translated at 2008 average rates, would have been £4,984m or 11% lower.

This is primarily a currency translation risk that only arises on consolidation and is the result of translating entities into sterling for reporting purposes (i.e. non-cash flow item), and not a trading risk (i.e. cash flow item) as our foreign currency trading cash flows in individual operating companies are relatively limited. See “Item 5. Operating and Financial Review and Prospects — General Overview, Exchange rate fluctuations”.

Pearson currently generates approximately 60% of its sales in US dollars and each 5¢ change in the average £:$ exchange rate for the full year (which in 2009 was £1:$1.57) has a translation impact of approximately 1.3p on reported earnings per share and affect shareholders’ funds by approximately £120m.

Our intellectual property and proprietary rights may not be adequately protected under current laws in some jurisdictions and that may adversely affect our results and our ability to grow.

Our products and services largely comprise intellectual property delivered through a variety of media, including newspapers, books, the internet and other growing delivery platforms. We rely on trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in these products and services.

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

In that regard, Google reached a tentative settlement in 2008 with the Author’s Guild and the Association of American Publishers over Google’s plans to copy the full text of all books ever published without permission of the copyright owners, including Pearson. The agreement was revised in 2009 to narrow the definition of books covered under the settlement agreement to those registered with the US Copyright Office by January 2009 or published in Australia, UK, Canada or US. Subject to final court approvals, the settlement would allow copyright owners of books covered by it to control the online display of those books by Google, with a sharing of revenues derived from that display.

Our reported earnings and cash flows may be adversely affected by changes in our pension costs and funding requirements.

We operate a number of pension plans throughout the world, the principal ones being in the UK and US. The major plans are self-administered with the plans’ assets held independently of the Group. Regular valuations, conducted by independent qualified actuaries, are used to determine pension costs and funding requirements. As these assets are invested in the capital markets, which are often volatile, the plans may require additional funding from us, which could have an adverse impact on our results.

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

The plan trustees and the company finalised the latest triennial valuation for funding purposes (as at January 1, 2009) on March 22, 2010.

We operate in a highly competitive environment that is subject to rapid change and we must continue to invest and adapt to remain competitive.

Our education, business information and book publishing businesses all operate in highly competitive markets, which are constantly changing in response to competition, technological innovations and other factors. We may be required to invest significant resources to further adapt to the changing competitive environment. A common trend facing all our businesses is the digitization of content and proliferation of distribution channels, either over the internet, or via other electronic means, replacing traditional print formats. If we do not adapt rapidly to these changes we may lose business to ‘faster’ more “agile’ competitors, who increasingly are non-traditional competitors, i.e. technology companies, making their identification all the more difficult.

Illustrations of the competitive threats we face at present include:

—	Students seeking cheaper sources of content, e.g. online discounters, file sharing, use of pirated copies, used books or re-imported textbooks, along with the open source initiative are causing us to lose sales and putting downward pressure on textbook prices in our major markets.

—	Competition from major publishers, technology companies and other educational material and service providers, including not for profit organizations, in our US educational solutions and assessment businesses.

—	Penguin: the digital migration brings the need for change in product distribution, consumers’ perception of value and the publisher’s position between retailers and authors, which affects managing stock levels.

—	FT: we face competitive threats both from large media players and from smaller businesses, online and mobile portals and news redistributors operating in the digital arena and providing alternative sources of news and information.

—	People: the investments we make in our employees, combined with our employment policies and practices, we believe are critical factors enabling us to recruit and retain the very best people in our business sectors.

—	Financial Systems and Processes: we are embarking on a substantial transformation programme based around shared and common processes and services, which is expected to result in significant cost savings in future years. The programme may take longer than planned, cost more than planned, and may cause disruption to our business. We cannot be certain that we will realise the anticipated savings in full.

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

At Penguin, changes in product distribution channel and/or customer bankruptcy may restrict our ability to grow and affect our profitability.

New distribution channels, e.g. digital format, the internet, online retailers, growing delivery platforms (e.g. e-readers), combined with the concentration of retailer power pose both threats and opportunities to our traditional consumer publishing models, potentially impacting both sales volumes and pricing.

Penguin’s financial performance could also be negatively affected by the bankruptcy of a major retail customer which disrupts short-term product supply to the market as well as results in a large debt write off. The economic slowdown has increased this risk in the short term.

Reductions in advertising revenues and/or circulation will adversely affect the profitability of our newspaper business.

Our newspaper business has diversified its revenue streams but remains dependent on advertising income. The business has high operational gearing; relatively small changes in revenue, positive or negative, have a disproportionate effect on profitability. Any downturn in corporate and financial advertising spend due to the economic slowdown will negatively impact the results of the Financial Times newspaper. The outlook for advertising markets, which remain subject to macroeconomic conditions, is not clear and visibility is low.

Our customers can increasingly access their information through different channels and from alternative suppliers. This allows our newspaper businesses to distribute and monetize their content in new ways. Our ability to offer a range of content channels provides some protection against the risk of decline of any one format. For example, we might see a decline in print circulation in our more mature markets as readers migrate online or via mobile platforms, although we see further opportunities for growth in our less mature markets. However, if the migration of readers to new digital formats occurs more quickly than we expect, this is likely to adversely affect print advertising and our newspaper’s profitability.

Operational disruption to our business caused by a major disaster and/or external threats could restrict our ability to supply products and services to our customers.

Across all our businesses, we manage complex operational and logistical arrangements including distribution centers, data centers and large office facilities as well as relationships with third party print sites. We have also outsourced some support functions, including information technology, to third party providers. Failure to recover from a major disaster, (e.g. fire, flood etc) at a key facility or the disruption of supply from a key third party vendor or partner (e.g. due to bankruptcy) could restrict our ability to service our customers. Similarly external threats, such as a flu pandemic, terrorist attacks, strikes, weather etc, could all affect our business and employees, disrupting our daily business activities.

A control breakdown or service failure in our school assessment businesses could result in financial loss and reputational damage.

There are inherent risks associated with our school assessment businesses, both in the US and the UK. A service failure caused by a breakdown in our testing and assessment processes could lead to a mis-grading of student tests and/or late delivery of test results to students and their schools. In either event we may be subject to legal claims, penalty charges under our contracts, non-renewal of contracts and/or the suspension or withdrawal of our accreditation to conduct tests. It is also possible that such events would result in adverse publicity, which may affect our ability to retain existing contracts and/or obtain new customers.

Failure to generate anticipated revenue growth, synergies and/or cost savings from acquisitions could lead to goodwill and intangible asset impairments.

We continually acquire and dispose of businesses to achieve our strategic objectives. In 2009 we acquired Wall Street English, China’s leading provider of premium English language training to adults, for £101m. In South Africa, the company received regulatory approval for the acquisition of the majority stake in Maskew Miller Longman (MML) which we intend to integrate with Heinemann South Africa.

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

At Edexcel, our UK Examination board and testing business, any change in UK Government policy to examination marking (e.g., price capping) could have a significant impact on our present business model.

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

Pearson

Pearson is an international media and education company with its principal operations in the education, business information and consumer publishing markets. We create and manage intellectual property, which we promote and sell to our customers under well-known brand names, to inform, educate and entertain. We deliver our content in a variety of forms and through a variety of channels, including books, newspapers and online services. We increasingly offer services as well as content, from test creation, administration and processing to teacher development and school software. Though we operate in more than 60 countries around the world, today our largest markets are the US (62% of sales) and Europe (22% of sales) on a continuing basis.

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

Overview of operating divisions

Pearson consists of three major worldwide businesses:

Pearson Education is the world’s leading education company, providing educational materials, technologies, assessments and services to teachers and students of all ages. It is also a leading provider of electronic learning programmes and of test development, processing and scoring services to educational institutions, corporations and professional bodies around the world. In 2009, Pearson Education operated through three worldwide segments, which we refer to as “North American Education”, “International Education” and “Professional”:

The FT Group provides business and financial news, data, comment and analysis, in print and online, to the international business community. It has two major parts:

•	FT Publishing includes the globally focused Financial Times newspaper and FT.com website, a range of specialist financial magazines and online services, and Mergermarket, which provides proprietary forward-looking insights and intelligence to businesses and financial institutions.

•	Interactive Data provides specialist financial data to financial institutions and retail investors. Pearson owns a 61% interest in Interactive Data, which is publicly listed on the New York Stock Exchange (NYSE:IDC).

The FT Group also has a 50% ownership stake in both The Economist Group and FTSE International.

The Penguin Group is one of the world’s leading consumer publishing businesses and an iconic global brand. We publish the works of many authors in an extensive portfolio of fiction, non-fiction and reference titles under imprints including Penguin, Hamish Hamilton, Putnam, Berkley, and Dorling Kindersley.

Our strategy

Our goal is to be the world’s leading ‘education’ company, and to help people make progress in their lives through learning, wherever and whenever they are learning — young or old; at home, school or at work; and through whatever medium and style of learning is most effective.

We aim to produce consistent growth on three key financial measures — earnings per share, cash flow and return on invested capital — which we believe are, together, good indicators that we are building long-term value of Pearson.

To achieve this goal, our strategy has four parts, common to all our businesses:

•	Long-term organic investment in content: We invest steadily in content such as new education programmes, new and established authors for Penguin and the FT’s journalism. We believe that this constant investment is critical to the quality and effectiveness of our products and services.

•	Digital and services businesses: Our strategy centers on adding services to our content, usually enabled by technology, to make the content more useful, personal and valuable. These digital and services businesses give us access to new sources of revenues to sustain growth. We now receive close to one-third of our annual sales from digital products and services which is more than double the total five years ago.

•	International markets: Pearson has market leading positions in major developed economies, particularly the US, UK and Western Europe. We are already present in more than 60 countries and we are investing to become a much larger global education company, with particular emphasis on emerging markets, such as China, India, Africa and Latin America. Over the past 5 years our ‘international’ (meaning ‘outside North America’) education business has grown sales at an average annual rate of 17%.

•	Efficiency: The businesses of Pearson have a lot in common, in costs, assets, and activities. Pooling those makes the company stronger and more efficient. It also allows our businesses to learn from each other and to collaborate to save money. On that basis we have invested for efficiency through savings in our individual businesses and through a strong centralized operations structure. We are integrated in many areas where our businesses share the same needs — purchasing, warehousing, distribution, facilities and real estate, project management, people resources, finance and accounting, and transactions. Over the past five years, we have increased our adjusted operating profit margins from 12.8% to 15.3% and reduced average working capital as a percentage of sales from 27.4% to 25.1%. Adjusted operating profit is a key financial measure used by management to evaluate performance and allocate resources to our business segments. See “Item 5. Operating and Financial Review”.

Operating divisions

Pearson Education

Pearson Education is one of the largest publishers of textbooks and online teaching materials. It serves the growing demands of teachers, students, parents and professionals throughout the world for stimulating and effective education programs in print and online.

We report Pearson Education’s performance in the three segments: North American Education, International Education, and Professional. In 2009, Pearson Education had sales of £3,780m or 67% (65% in 2008) of Pearson’s total. Pearson Education generated 67% of Pearson’s operating profit.

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

Our school testing business is the leading provider of test development, processing and scoring services to US states and the federal government. Its capabilities have been further enhanced through the integration of the Harcourt Assessment business. We are also a leading provider of electronic learning programs for schools, and of ‘Student Information Systems’ technology which enables elementary and secondary schools and school districts to record and manage information about student attendance and performance.

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

See “Item 5 Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2009 compared to year ended December 31, 2008 — Sales and operating profit by division — North American Education” for a discussion of developments during 2009 with respect to this division.

International Education

Our International Education business covers all educational publishing and related services outside North America.

Our International schools business publishes educational materials in local languages in a number of countries. We are one of the world’s leading providers of English Language Teaching (ELT) materials for children and adults, published under the well-known Longman imprint. In 2008 we strengthened our position further in international markets through the acquisition of the Harcourt Education International business, and in 2009 through the acquisition of Wall Street English, a chain of premium English language schools in China, and investment in vocational training and online learning in India.

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

See “Item 5 Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2009 compared to year ended December 31, 2008 — Sales and operating profit by division — International Education” for a discussion of developments during 2009 with respect to this division.

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

Our Professional education business publishes under the following imprints: Addison Wesley Professional, Prentice Hall PTR and Cisco Press (for IT professionals); Peachpit Press and New Riders Press (for graphics and design professionals); Que/Sams (consumer and professional imprint); and Prentice Hall-Financial Times and Wharton School Publishing (for the business education market).

Our professional testing business, Pearson VUE, manages major long-term contracts to provide qualification and assessment services through its network of test centers around the world. Key customers include major technology companies, the Graduate Management Admissions Council, NCLEX, the Financial Industry Regulatory Authority and the UK’s Driving Standards Agency.

See “Item 5 Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2009 compared to year ended December 31, 2008 — Sales and operating profit by division — Professional” for a discussion of developments during 2009 with respect to this division.

The FT Group

The FT Group provides a broad range of data, analysis and services to an audience of internationally-minded business people and financial institutions. In 2009, the FT Group had sales of £842m, or 15% of Pearson’s total sales (16% in 2008), and contributed 22% of Pearson’s operating profit.

It has two major parts: FT Publishing, a combination of the Financial Times, FT.com website, and a portfolio of financial magazines and online financial information companies; and Interactive Data, our 61%-owned financial information company. In recent years the FT Group has significantly shifted its business towards digital and subscription revenues.

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

Mergermarket, our online financial data and intelligence provider, provides early stage proprietary intelligence to financial institutions and corporates. Its key products include Mergermarket, Debtwire, dealReporter, Wealthmonitor and Pharmawire.

See “Item 5 Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2009 compared to year ended December 31, 2008 — Sales and operating profit by division — FT Publishing” for a discussion of developments during 2009 with respect to this division.

Interactive Data

Interactive Data is a leading provider of financial market data, analytics and related services to financial institutions, active traders and individual investors. The company’s customers use its offerings to support their portfolio management and valuation, research and analysis, trading, sales and marketing, and client service activities. We own 61% of Interactive Data; the remaining 39% is publicly traded on the NYSE (for more information see NYSE:IDC).

During January 2010, the Group announced that Interactive Data was undertaking a preliminary review of strategic alternatives for its business. At the date of this report, the outcome of the review is still uncertain.

See “Item 5 Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2009 compared to year ended December 31, 2008 — Sales and operating profit by division — Interactive Data” for a discussion of developments during 2009 with respect to this division.

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

The Penguin Group

Penguin is one of the most famous brands in book publishing. It publishes over 4,000 fiction and non-fiction books each year, on paper, screens and in audio formats for readers of all ages, and has an extensive range of backlist and frontlist titles including top literary prize winners, classics, reference volumes and children’s titles.

Penguin operates around the world through a series of connected national publishing houses. It publishes under a number of well known imprints including Putnam, Viking, Allen Lane, Hamish Hamilton, Berkley, the Penguin Press, Puffin and Dorling Kindersley. Penguin combines a longstanding commitment to local publishing with a determination to benefit from its worldwide scale, a globally recognized brand and growing demand for books in emerging markets. Its largest businesses are in the US, the UK, Australia, Canada, Ireland, India, South Africa and New Zealand.

In 2009, Penguin had sales of £1,002m, representing 18% of Pearson’s total sales (19% in 2008) and contributed 11% of Pearson’s operating profit. Its largest market is the US, which generated around 59% of Penguin’s sales in 2009. The Penguin Group earns around 97% of its revenues from the sale of hard cover and paperback books. The balance comes from audio books and e-books.

Penguin sells directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel that best serves the specific requirements of an order. It also sells through online retailers such as Amazon.com, as well as Penguin’s own website.

See “Item 5 Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2009 compared to year ended December 31, 2008 — Sales and operating profit by division — The Penguin Group” for a discussion of developments during 2009 with respect to this division.

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

Particularly for the North American Education businesses, there are well established cycles operating in the market:

•	The School market is primarily driven by an adoption cycle in which major state education boards ‘adopt’ programs and provide funding to schools for the purchase of these programs. There is an established and published adoption cycle with new adoptions taking place on average every 5 years for a particular subject. Once adopted, a program will typically sell over the course of the subsequent 5 years. The Company renews its pre-publication assets to meet the market adoption cycles. Therefore the operating cycle naturally follows the market cycle.

•	The Higher Education market has a similar pattern, with colleges and professors typically refreshing their courses and selecting revised programs on a regular basis, often in line with the release of new editions or new technology offerings. The Company renews its pre-publication assets to meet the typical demand for new editions of, or revisions to, educational programs. Analysis of historical data shows that the average life cycle of Higher Education content is up to 5 years. Again the operating cycle mirrors the market cycle.

A development phase of typically 12 to 18 months for Higher Education and up to 24 months for School precedes the period during which the Company receives and delivers against orders for the products it has developed for the program.

The International Education markets operate in a similar way although often with less formal ‘adoption’ processes.

The operating cycles in respect of Professional and the Penguin segment are more specialized in nature as they relate to educational or heavy reference products released into smaller markets (e.g. the financial training, IT and travel sectors). Nevertheless, in these markets, there is still a regular cycle of product renewal, in line with demand which management monitor. Typically the life cycle is 5 years for Professional content and up to 4 years for Penguin content.

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

Government regulation

The manufacture of certain of our products in various markets is subject to governmental regulation relating to the discharge of materials into the environment. Our operations are also subject to the risks and uncertainties attendant to doing business in numerous countries. Some of the countries in which we conduct these operations maintain controls on the repatriation of earnings and capital and restrict the means available to us for hedging potential currency fluctuation risks. The operations that are affected by these controls, however, are not material to us. Accordingly, these controls have not significantly affected our international operations. Regulatory authorities may have enforcement powers that could have an impact on us. We believe, however, that in light of the nature of our business the risk of these sanctions does not represent a material threat to us.

Licenses, patents and contracts

We are not dependent upon any particular licenses, patents or new manufacturing processes that are material to our business or profitability. Likewise, we are not materially dependent upon any contracts with suppliers or customers, including contracts of an industrial, commercial or financial nature.

Legal Proceedings

We and our subsidiaries are from time to time the subject of legal proceedings incidental to the nature of our and their operations. These may include private litigation or arbitrations, governmental proceedings and investigations by regulatory bodies. We do not currently expect that the outcome of pending proceedings or investigations, either individually or in aggregate, will have a significant effect on our financial position or profitability nor have any such proceedings had such effect in the recent past. To our knowledge, there are no material proceedings in which any member of senior management or any of our affiliates is a party adverse to us or any of our subsidiaries or in respect of which any of those persons has a material interest adverse to us or any of our subsidiaries.

Recent developments

During January 2010, the Group announced that Interactive Data was undertaking a preliminary review of strategic alternatives for its business. At the date of this report, the outcome of the review is still uncertain.

On 3 February 2010 the FT Publishing business announced the acquisition of Medley Global Advisors LLC, a provider of macro policy intelligence to the world’s top investment banks, hedge funds and asset managers for $15.5m.

Organizational structure

Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of our significant subsidiaries as at December 31, 2009, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

		Percentage
		interest/voting
Name	Country of incorporation/residence	power

Pearson Education
Pearson Education Inc.	United States (Delaware)	100%
Pearson Education Ltd.	England and Wales	100%
Edexcel Ltd.	England and Wales	100%
NCS Pearson Inc.	United States (Minnesota)	100%
FT Group
The Financial Times Limited	England and Wales	100%
Mergermarket Ltd.	England and Wales	100%
Interactive Data Corporation	United States (Delaware)	61%
The Penguin Group
Penguin Group (USA) Inc.	United States (Delaware)	100%
The Penguin Publishing Co Ltd.	England and Wales	100%
Dorling Kindersley Holdings Ltd	England and Wales	100%

Property, plant and equipment

Our headquarters are located at leasehold premises in London, England. We own or lease approximately 1,000 properties, including approximately 500 testing/teaching centers in more than 60 countries worldwide, the majority of which are located in the United Kingdom and the United States.

The properties owned and leased by us consist mainly of offices, distribution centers and computer testing/teaching centers.

The vast majority of our printing is carried out by third party suppliers. We operate two small digital print operations as part of our Pearson Assessment & Testing businesses, one of which was sold as part of the February 2008 Data Management sale. These operations provide short-run and print-on-demand products, typically custom client applications.

We own the following principal properties at December 31, 2009:

General use of property	Location	Area in square feet

Warehouse/Office	Kirkwood, New York, USA	524,000
Warehouse/Office	Pittston, Pennsylvania, USA	406,000
Office	Iowa City, Iowa, USA	310,000
Warehouse/Office	Old Tappan, New Jersey, USA	210,112
Warehouse/Office	Cedar Rapids, Iowa, USA	205,000
Office	Southwark, London, UK	155,000
Office	Hadley, Massachusetts, USA	136,570
Printing	Owatonna, Minnesota, USA	128,000

We lease the following principal properties at December 31, 2009:

General use of property	Location	Area in square feet

Warehouse/Office	Lebanon, Indiana, USA	1,091,435
Warehouse/Office	Cranbury, New Jersey, USA	886,747
Warehouse/Office	Indianapolis, Indiana, USA	737,850
Warehouse/Office	San Antonio, Texas, USA	559,258
Office	Upper Saddle River, New Jersey, USA	474,801
Warehouse/Office	Rugby, UK	446,077
Office	New York City, New York, USA	430,738
Office	London, UK	282,917
Warehouse/Office	Newmarket, Ontario, Canada	278,912
Warehouse/Office	Austin, Texas, USA	226,076
Office	Boston, Massachusetts, USA	225,299
Warehouse	Scoresby, Victoria, Australia	197,255
Office	Glenview, Illinois, USA	187,500
Warehouse/Office	Bedfordshire, UK	186,570
Office	Bloomington, Minnesota, USA	153,240
Office	Boston, Massachusetts, USA	138,112
Office	Harlow, UK	137,851
Office	Chandler, Arizona, USA	135,460
Warehouse/Office	Cedar Rapids, Iowa, USA	119,682
Office	New York City, New York, USA	116,039
Warehouse	San Antonio Zomeyucan, Mexico	113,638
Office	London, UK	112,000
Call Center	Lawrence, Kansas, USA	105,000

Capital Expenditures

See Item 5. “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for description of the Company’s capital expenditure.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

The Company has not received, 180 days or more before the end of the 2009 fiscal year, any written comments from the Securities and Exchange Commission staff regarding its periodic reports under the Exchange Act which remain unresolved.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on and should be read in conjunction with the consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report. The financial statements have been prepared in accordance with IFRS as issued by the IASB.

Where this discussion refers to constant currency comparisons, these are estimated by re-calculating the current year results using the exchange rates prevailing for the prior period. The increase or reduction in the value calculated is the estimate of impact of exchange rates. We believe this presentation provides a more useful period to period comparison as changes due solely to changes in exchange rates are eliminated.

General overview

Introduction

Sales from continuing operations increased from £4,811m in 2008 to £5,624m in 2009, an increase of 17%. The year on year growth was significantly impacted by exchange rates, in particular the US dollar. The average US dollar exchange rate strengthened in comparison to sterling in 2008, which had the effect of increasing reported sales in 2009 by £640m when compared to the equivalent figure at constant 2008 rates. When measured at constant

2008 exchange rates, the main contributors to growth were the North American and International Education businesses with the International Education business in particular, benefitting from acquisitions made in 2009.

Reported operating profit increased by 12% from £676m in 2008 to £755m in 2009. The relative strength of the US dollar contributed to this increase and operating profit would have been approximately £57m lower if translated at constant 2008 exchange rates. When measured at constant rates, the main contributors to the increase were the North American and International Education businesses which benefitted from the improved sales performance.

Profit before taxation in 2009 of £660m compares to a profit before taxation of £585m in 2008. The increase of £75m reflects the improved operating performance offset by a small increase in net finance costs. Net finance costs increased from £91m in 2008 to £95m in 2009. The Group’s net interest payable decreased by £4m in 2009 as we benefitted from a fall in average interest rates on our floating-rate US dollar debt and a decrease in our overall level of average net debt. Exchange losses of £7m in 2009 compare to a net exchange loss of £11m in 2008. The losses in 2008 mainly relate to the retranslation of foreign currency bank accounts together with other net losses on inter-company items. In 2009 the loss mainly relates to losses on cross currency swaps. The benefit from reduced interest and lower exchange losses in 2009 is offset by a finance charge relating to post retirement plans of £12m which compares to finance income from post retirement plans of £8m in 2008. The increase in finance charges relating to post retirement plans is largely due to lower expected returns on plan assets.

On February 22, 2008 the Group completed the sale of its Data Management business and this business has been included in discontinued operations for the period to February 22 in 2008, and the full year in 2007. In 2007, the Group completed the sale of its French newspaper business, Les Echos and its Government contracting business, Government Solutions. The results of Les Echos and Government Solutions have been shown as discontinued operations in the consolidated income statement for 2007.

Net cash generated from operations increased to £1,012m in 2009 from £894m in 2008. The improved cash generation in 2009 was due to strong cash collections, particularly in our education businesses. On an average basis, the ratio of working capital to sales improved from 26.1% to 25.1%, reflecting tight working capital management and the favourable working capital profile of 2009 acquisitions. Average working capital comprises the average of the monthly carrying values over the relevant 12 month period for inventory, pre-publication costs, debtors and creditors. Net interest paid at £87m in 2009 was £11m above the previous year, purely due to the timing of interest payments on the bond portfolio. Tax paid in 2009 increased to £103m compared to £89m in 2008. Net capital expenditure on property, plant and equipment after proceeds from sales decreased to £61m in 2009 from £73m in 2008. The net cash outflow in respect of businesses acquired decreased from £395m in 2008 to £208m in 2009 whilst net proceeds from the disposal of businesses decreased from £111m in 2008 to £14m in 2009. Dividends from joint ventures and associates were broadly flat year on year at £22m in 2009 against £23m in 2008. Dividends paid of £293m in 2009 (including £20m paid to minority interests) compares to £285m in 2008. After a favorable currency movement of £164m, overall net borrowings decreased by 25% from £1,460m at the end of 2008 to £1,092m at the end of 2009.

Outlook

Pearson reported growth in sales and operating profit in 2009, in spite of the exceptionally difficult macroeconomic environment and against record 2008 results. We achieved strong profit growth in education, helping us to make good financial progress even though our markets in US school publishing, financial advertising and consumer books were especially challenging.

Trading conditions in those tough markets began to ease towards the end of the year, but we are planning on the basis that some of our markets remain subdued throughout 2010. Even so, we expect Pearson to produce another year of profit growth assuming exchange rates remain constant, helped by the overall resilience of our company and good growth prospects for our businesses in digital, services and emerging markets.

Pearson Education

In Education, we believe that our sustained investment in content and our leadership position in learning services and technologies will enable us to build on our strong market positions. We expect to gain further share in the US School market which will benefit from a stronger adoption opportunity ($850m — $900m) and new federal funds, broadly offset by continued pressure on education funding at the state level. In Higher Education and International Education, we expect to produce further underlying growth and share gains.

FT Group

At FT Publishing, we expect to sustain good renewal rates in our subscription businesses and healthy margins. Advertising revenues (which in 2009 accounted for less than 3% of total Pearson revenues) remain highly unpredictable but we expect to see some stabilisation after the sharp declines across the industry in 2009. Interactive Data Corporation expects 2010 revenues to range between $810m to $830m and healthy margins in the 25% to 26% range (guidance under US GAAP). As previously announced, the Board of Interactive Data Corporation is currently undertaking a preliminary review of strategic alternatives for the company.

The Penguin Group

We expect Penguin to post another good competitive performance in the context of a consumer books market that we expect to remain broadly level in 2010. Penguin will benefit from its leading position in the emerging market for eBooks and from the efficiency actions taken in 2009.

Sales information by operating division

The following table shows sales information for each of the past three years by operating division:

	Year Ended December 31
	2009	2008	2007
	£m	£m	£m

Education:
North American	2,470	2,002	1,667
International	1,035	866	735
Professional	275	244	226
FT Group:
FT Publishing	358	390	344
Interactive Data	484	406	344
Penguin	1,002	903	846

Total	5,624	4,811	4,162

Sales information by geographic market supplied

The following table shows sales information for each of the past three years by geographic region:

	Year Ended December 31
	2009	2008	2007
	£m	£m	£m

European countries	1,222	1,217	1,102
North America	3,663	3,028	2,591
Asia Pacific	519	415	351
Other countries	220	151	118

Total	5,624	4,811	4,162

Exchange rate fluctuations

We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was £1:$1.57 in 2009, £1:$1.85 in 2008 and £1:$2.00 in 2007. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. In 2009, Pearson generated 62% of its sales in the US (2008: 59%; 2007: 59%). In 2009 we estimate that a five cent change in the average exchange rate between the US dollar and sterling would have had an impact on our reported earnings per share of 1.3p and a five per cent change in the closing exchange rate between the US dollar and sterling would have had an impact on shareholders’ funds of approximately £120m. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for more information. The year-end US dollar rate for 2009 was £1:$1.61 compared to £1:$1.44 for 2008. In terms of the year end rate, the strengthening of sterling in comparison to the US dollar in 2009 was less significant than in the previous year and the relatively weak value of the US dollar had the effect of reducing shareholders’ funds. The net effect of movement in all currencies in 2009 was a reduction in our shareholders’ funds of £388m. The year-end rate for the US dollar in 2008 was £1:$1.44 compared to £1:$1.99 for 2007. The comparative strength of the US dollar was more significant in 2008 and the increase in shareholders funds due to the US dollar contributed to an overall increase in shareholders’ funds due to exchange movements of £1,125m in 2008.

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

Results of operations

Year ended December 31, 2009 compared to year ended December 31, 2008

Consolidated results of operations

Sales

Our total sales from continuing operations increased by £813m, or 17%, to £5,624m in 2009, from £4,811m in 2008. The increase reflected growth, on a constant exchange rate basis, at our North American Education, International Education and Interactive Data businesses together with additional contributions from acquisitions made in both 2008 and 2009. The year on year growth was impacted by movements in exchange rates, particularly in the US dollar. 2009 sales, translated at 2008 average exchange rates, would have been £4,984m.

Pearson Education increased sales by £668m or 21% from £3,112m to £3,780m. The North American business was the major contributor to the increase although a high proportion of that increase was due to exchange. We estimate that after excluding acquisitions, Pearson Education saw sales growth of 4% at constant last year exchange rates. The North American Education business grew ahead of the market in its US Curriculum and Higher Education businesses which together grew at 5% compared to the industry which remained flat according to the Association of American Publishers. There was also a strong performance in the US Assessment and Information division which benefitted from the successful integration of the Harcourt Assessment business acquired at the start of 2008. In International Education sales also benefitted from exchange and a contribution from the acquisitions of Wall Street English and Fronter (a European online learning company based in Oslo) and the increased shares of Longman Nigeria and Maskew Miller Longman (MML), our publishing businesses in South Africa and West Africa respectively, which were all acquired in 2009. After excluding the effect of acquisitions we estimate that there was growth of 4% at constant last year exchange rates in the International Education business. Professional sales increased in 2009 by 13% although all of this increase was due to exchange and in terms of constant last year exchange rates there was a small decline in sales of 1%. This decline was entirely due to weakness in the professional publishing market which has offset growth in the professional testing and certification businesses.

FT Group sales were 6% ahead of last year with growth at Interactive Data offsetting adverse variances at FT Publishing. FT Publishing sales were down by 8% or 12% after excluding the effect of exchange rates. FT Publishing’s sales decline mainly reflects tough market conditions for financial and corporate advertising. The impact of advertising revenue declines was partially mitigated by growth in content revenues, the resilience of our subscription businesses and an increase in paying online subscribers at FT.com. Interactive Data sales were up by 19% (2% at constant last year exchange rates and before the contribution from acquisitions). Sales growth was driven by Interactive Data’s Institutional Services segment which performed well despite difficult conditions in the financial services industry.

Penguin’s sales were up 11% in 2009 but this represents a 2% decline at constant last year exchange rates and before the effect of portfolio changes. Much of the underlying decline was due to a fall in sales of illustrated reference books which offset good performances in other categories.

Pearson Education, our largest business sector, accounted for 67% of our continuing business sales in 2009 compared to 65% in 2008. North America continued to be the most significant source of our sales and as a proportion of total continuing sales contributed 65% in 2009 and 63% in 2008.

Cost of goods sold and operating expenses

The following table summarizes our cost of sales and net operating expenses:

	Year Ended December 31
	2009	2008
	£m	£m

Cost of goods sold	2,539	2,174
Distribution costs	274	235
Administration and other expenses	2,206	1,853
Other operating income	(120)	(102)

Total	2,360	1,986

Cost of goods sold.  Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs and royalty charges. Our cost of sales increased by £365m, or 17%, to £2,539m in 2009, from £2,174m in 2008. The increase corresponds to the increase in sales with cost of sales at 45.1% of sales in 2009 compared to 45.2% in 2008.

Distribution costs.  Distribution costs consist primarily of shipping costs, postage and packing and remain a fairly constant percentage of sales.

Administration and other expenses.  Our administration and other expenses increased by £353m, or 19%, to £2,206m in 2009, from £1,853m in 2008. As a percentage of sales they remained consistent at 39% in 2008 and 2009.

Other operating income.  Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions together with income from sale of assets. Other operating income increased to £120m in 2009 compared to £102m in 2008 although much of this increase can be ascribed to exchange.

Share of results of joint ventures and associates

The contribution from our joint ventures and associates increased from £25m in 2008 to £30m in 2009. The majority of the profit comes from our 50% interest in the Economist.

Operating profit

The total operating profit increased by £79m, or 12%, to £755m in 2009 from £676m in 2008. 2009 operating profit, translated at 2008 average exchange rates, would have been £57m lower.

Operating profit attributable to Pearson Education increased by £99m, or 24%, to £505m in 2009, from £406m in 2008. The increase was attributable to strong performances in the US Higher Education business and both the US and International Assessments businesses and due to the positive impact of exchange. Operating profit attributable to the FT Group decreased by £12m, or 7%, to £167m in 2009, from £179m in 2008. The decrease reflects the decline in profitability at FT Publishing, as they faced tough conditions in the advertising market, coupled with an increased charge for intangible amortization which offsets a positive performance from Interactive Data. Operating profit attributable to the Penguin Group decreased by £8m, or 9%, to £83m in 2009, from £91m in 2008. This decrease was principally due to charges relating to reorganisation of the business in the UK.

Net finance costs

Net finance costs increased from £91m in 2008 to £95m in 2009. Net interest payable in 2009 was £85m, down from £89m in 2008. The Group’s net interest payable decreased by £4m in 2009 as we benefitted from a fall in average interest rates on our floating US dollar debt and a decrease in our overall level of average net debt. Year on year, average three month LIBOR (weighted for the Group’s net borrowings in US dollars and sterling at each year end) fell by 2.4% to 0.7%. This reduction in floating market interest rates was partially offset by higher fixed bond coupons prevailing at the time of our 2009 bond issue. The overall result was a decrease in the Group’s average net interest rate payable by 0.6% to 5.3%. In 2009 the net finance income relating to post-retirement plans was a charge of £12m compared to an income of £8m in the previous year reflecting lower returns on plan assets.

Other net finance costs relating to foreign exchange and short-term fluctuations in the market value of financial instruments included a net foreign exchange loss of £7m in 2009 compared to a loss of £11m in 2008. The losses in 2008 mainly relate to the retranslation of foreign currency bank accounts together with other net losses on inter-company items. In 2009 the loss mainly relates to losses on cross currency swaps. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Taxation

The total tax charge in 2009 of £198m represents 30% of pre-tax profits compared to a charge of £172m or 29% of pre-tax profits in 2008. Our overseas profits, which arise mainly in the US are largely subject to tax at higher rates than the UK corporation tax rate (28% in 2009 compared to 28.5% in 2008). Higher tax rates were partly offset by releases from provisions reflecting continuing progress in agreeing our tax affairs with the authorities.

Minority interests

This comprises mainly the minority share in Interactive Data. Our share of Interactive Data was 61% in 2009, compared to 62% in 2008.

Discontinued operations

Discontinued operations in 2008 relate to the disposal of the Data Management business (in February 2008). The results of the Data Management business were included in discontinued operations to the date of disposal in 2008. The loss before tax on disposal in 2008 was £53m, mainly relating to the cumulative translation adjustment. There was a tax charge of £37m on the sale. There were no discontinued operations in 2009.

Profit for the year

The profit for the financial year in 2009 was £462m compared to a profit in 2008 of £323m. The overall increase of £139m was mainly due to the absence of the loss on discontinued operations in 2009 but also benefitted from the improved operating performance offset by a small increase in net finance costs.

Earnings per ordinary share

The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 53.2p in 2009 compared to 36.6p in 2008 based on a weighted average number of shares in issue of 799.3m in 2009 and 797.0m in 2008. The increase in earnings per share was due to the increase in profit for 2009 described above and was not significantly affected by the movement in the weighted average number of shares.

The diluted earnings per ordinary share of 53.1p in 2009 and 36.6p in 2008 was not significantly different from the basic earnings per share in those years as the effect of dilutive share options was again not significant.

Exchange rate fluctuations

The strengthening of the US dollar and other currencies against sterling on an average basis had a positive impact on reported sales and profits in 2009 compared to 2008. 2009 sales, translated at 2008 average exchange rates, would have been lower by £640m and operating profit, translated at 2008 average exchange rates, would have been lower by £57m. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and operating profit by division

The following tables summarize our sales and operating profit for each of Pearson’s divisions. Adjusted operating profit is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. See also note 2 of “Item 18. Financial Statements”.

In our adjusted operating profit we have excluded amortization of acquired intangibles. The amortization of acquired intangibles is the amortization of intangible assets acquired through business combinations. The charge is not considered to be fully reflective of the underlying performance of the Group.

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2009
	North American	International		FT	Interactive
£m	Education	Education	Professional	Publishing	Data	Penguin	Total

Sales	2,470	1,035	275	358	484	1,002	5,624
	44%	18%	5%	6%	9%	18%	100%
Total operating profit	354	109	42	31	136	83	755
	47%	14%	6%	4%	18%	11%	100%
Add back:
Amortization of acquired Intangibles	49	32	1	8	12	1	103

Adjusted operating profit: continuing Operations	403	141	43	39	148	84	858
Adjusted operating profit: discontinued Operations	—	—	—	—	—	—	—

Total adjusted operating profit	403	141	43	39	148	84	858

	47%	16%	5%	5%	17%	10%	100%

	Year Ended December 31, 2008
	North American	International		FT	Interactive
£m	Education	Education	Professional	Publishing	Data	Penguin	Total

Sales	2,002	866	244	390	406	903	4,811
	42%	18%	5%	8%	8%	19%	100%
Total operating profit	258	113	35	67	112	91	676
	38%	17%	5%	10%	17%	13%	100%
Add back:
Amortization of acquired Intangibles	45	22	1	7	9	2	86

Adjusted operating profit: continuing Operations	303	135	36	74	121	93	762
Adjusted operating profit: discontinued Operations	—	—	—	—	—	—	—

Total adjusted operating profit	303	135	36	74	121	93	762

	40%	17%	5%	10%	16%	12%	100%

North American Education

North American Education sales increased by £468m, or 23%, to £2,470m in 2009, from £2,002m in 2008 and adjusted operating profit increased by £100m, or 33%, to £403m in 2009 from £303m in 2008. The results were significantly affected by the relative strength of the US dollar, which we estimate increased sales by £365m and adjusted operating profit by £60m when compared to the equivalent figures at constant 2008 exchange rates. At constant exchange and after taking account of the contribution from acquisitions there was underlying growth in sales of 5% and profits of 13%. Although the contribution from the US school curriculum business declined due to State budget pressures and a fall in the adoption market there were strong contributions from the US Higher Education, US Assessment and Information and Canadian businesses.

In the US school market, the Association of American Publishers’ estimate that there was an overall decrease for the industry of 13.8% as state budget pressures and a slower new adoption year caused particular weakness in the basal publishing market. Though Pearson’s US School publishing sales declined we attained an estimated 37% of new adoptions we competed for (our highest market share for a decade) and 32% of the total new adoption market. Pearson’s enVisionMATH (www.envisionmath.com), an integrated print-and-digital program, was the top-selling basal program in the United States in 2009. It helped the School Curriculum business to an estimated 46% share of all math adoptions and sold strongly across the open territories. Successnet, the online learning platform for teachers and students which supports all Pearson’s digital instruction, assessment and remedial programs, also grew strongly achieving more than 4 million registrations in 2009.

The US Assessment and Information business saw significant profit improvement in 2009, benefitting from the successful integration of the Harcourt Assessment business acquired in 2008. Our National Services assessment business renewed its contract with the College Board, worth $210m over 10 years, to process and score the SAT and contracts to support the College Board’s new Readi-Step and ACCUPLACER diagnostics programs. Our State Services business won a number of significant new contracts including new programs in Florida and Arizona. We continue to gain share, winning 60% of the contracts bid for by value, and to be a leader in online testing, delivering 9 million secure online assessments in 2009, up more than 100% on 2008. Our Evaluation Systems teacher certification business secured contract extensions in California, Illinois, Arizona and Washington; won re-bids in Michigan and New York, each for five years; and added new contracts in California and Minnesota. In Clinical Assessments, our AIMSWeb response-to-intervention data management and progress monitoring service for children who are having difficulty learning, continued to grow and now has more than 3 million students on the system. Our Edustructures business, which provides interoperable systems to support data collection and reporting between school districts and state governments, doubled the number of students served to 8 million. Our Student Information Systems (SIS) business continued to grow strongly, benefiting from strong demand for its services that help teachers automate and manage student attendance records, gradebooks, timetables and the like. It supports more than 12 million students — 8 million of them through its flagship PowerSchool product which is now available in more than 50 countries. In 2009 it won contracts for new school districts including Nova Scotia Department of Education (133,000 students), Newark, NJ (45,000 students), and the Hamilton County DOE, TN (40,000 students).

The US Higher Education publishing market grew 11.5% in 2009, according to the Association of American Publishers, benefiting from strong enrolment growth and federal government action to support student funding. Our US Higher Education business grew faster than the industry and outperformed the market for the eleventh straight year, continuing to see strong demand for instructional materials enhanced by technology and customization. Our sustained investment in content and technology continues to grow existing franchises and build new ones. In Engineering Mechanics, our market leading textbook, Hibbeler’s Statistics and Dynamics 12th Edition, gained an additional four percentage points of market share with the addition of our newly launched MasteringEngineering digital learning and assessment platform. Pearson became market leader in psychology supported by the recently launched textbook Psychology 2nd Edition by Cicarelli with MyPsychLab. The ‘MyLab’ digital learning, homework and assessment programs again grew strongly. Our MyLab products saw more than 6 million student registrations globally, 39% higher than in 2008. In North America, student registrations grew 37% to more than 5.6m. Custom Solutions grew strongly across both bespoke books and customized services including content creation, technology, curriculum, assessments and courseware. We partnered with the Kentucky Virtual Learning Initiative, for example, to deliver personalized mathematics instruction mapped to state college entry standards and have begun to extend this program into transitional English and Reading. eCollege, our platform for fully-online distance learning in higher education, increased online enrolments by 36% to 3.5m and benefited from continued strong renewal rates of 95% by value, new contract wins and strong growth in the usage of the platform, particularly by US for-profit colleges. Thirteen Pearson higher education and school products in ten categories were nominated as America’s best educational software products in the Software & Information Industry Association’s 25th Annual CODiE Awards. They include MyMathLab, Miller & Levine Biology, PowerSchool, Prentice Hall Literature, myWorld Geography, MyWritingLab, CourseConnect and eCollege.

Overall adjusted operating margins in the North American Education business were higher at 16.3% in 2009 compared to 15.1% in 2008 with the majority of the increase attributable to the Harcourt Assessment integration costs that were charged in 2008.

International Education

International Education sales increased by £169m, or 20%, to £1,035m in 2009, from £866m in 2008 and adjusted operating profit increased by £6m, or 4%, to £141m in 2009 from £135m in 2008. The sales results benefit from exchange gains and a full year contribution from acquisitions made in 2009. At the adjusted operating profit level the 2008 results benefitted from transactional exchange gains that were not repeated in 2009.

In the UK, we received over 3.7 million registrations for vocational assessment and general qualifications. We marked 4.5 million ’A’-level and GCSE scripts on-screen and successfully delivered the 2009 National Curriculum test series and were awarded the contract to administer the 2010 National Curriculum Tests at Key Stage 2. We made significant investments in supporting the new Diploma qualification for 14-19 year-olds; the IGCSE qualifications to meet the needs of International schools and colleges; and BTEC, our flagship vocational qualification. BTEC registrations totalled more than 1 million for the first time and were up almost 30% on 2008. Our UK Higher Education business grew strongly, helped by the success of new first editions, the rapid take up of MyLabs adapted to meet local requirements, and the growing popularity of custom publishing. Sales of UK primary resources fell, on the back of minimal curriculum change and some signs of schools managing their budgets more tightly.

In Continental Europe, the launch of our digi libre (Content Plus) products helped us to gain share in the lower and upper secondary markets in Italy and positions us well for major curriculum reforms planned for 2010. In Spain, our sales were down sharply with pressures on central and regional government spending and a worsening retail environment. Our ELT sales continued to grow in Poland, and across central and Eastern Europe we saw good demand for our publishing and digital resources and our fledgling Language Learning Solutions activities. The

Fronter learning management system continued to grow very strongly with more than 6 million students in more than 8,000 schools, colleges and Universities around the world.

In the Middle East we successfully implemented the Abu Dhabi Education Council’s (ADEC) External Measurement of Student Achievement (EMSA) program covering English, Arabic, Math and Science in April 2009 and was also contracted by the United Arab Emirates Ministry of Education to deliver the program in the northern emirates. In South Africa, we launched Platinum, the first blended print and online course developed for the South African National Curriculum. In addition 7,000 students registered for MyMathLab+ at the University of Witwatersrand.

In China, we acquired Wall Street English, the leading provider of premium English language training to adults, for £101m. The combination of Longman Schools and Wall Street English gives Pearson a leading position in the English language teaching market in China, serving students from elementary school to professional levels. We stepped up our presence in the Indian education market with two investments totalling $30m: a 50:50 joint-venture with Educomp, called IndiaCan, to offer vocational and skills training through 120 training centres across the country; and a 17.2% stake in TutorVista, which provides online tutoring for K-12 and college students.

New editions of the proven bestsellers, BackPack and Pockets, along with the successful launch of two new courses, CornerStone and KeyStone, helped to deliver strong growth in the sales of ELT materials across Latin America. In Brazil, which has one of Latin America’s largest and fastest-growing university populations, our virtual library now supports 30 post-secondary institutions. And, in Panama, 75,000 high school students are now learning Biology and Chemistry, using Prentice Hall Virtual Labs.

On a global basis our ‘MyLab’ digital learning, homework and assessment programmes were used by more than 470,000 students, up almost 60% on 2008, and are now sold in more than 200 countries. In 2009, we launched the Pearson Test of English, our new test of Academic English which will be delivered in up to 200 Pearson VUE testing centers in 37 countries. Approximately 1,000 academic programs worldwide now recognise, or are in the process of recognising, the Pearson Test of English. Our eCollege learning management system is growing rapidly in international markets, winning new contracts in Australia, Brazil, Mexico, Colombia, Puerto Rico and Saudi Arabia. Our new Pearson Learning Solutions business won its first contracts in the UK, the Gulf and Africa. It combines a broad range of products and services from across Pearson to deliver a systematic approach to improving student performance.

International Education adjusted operating margins declined from 15.6% in 2008 to 13.6% in 2009 as the benefit from transactional exchange gains at the profit level in 2008 weren’t repeated in 2009.

Professional

Professional sales increased by £31m, or 13%, to £275m in 2009 from £244m in 2008. Adjusted operating profit increased by £7m or 19% to £43m in 2009, from £36m in 2008. The sales growth was entirely due to exchange rates which increased sales by £33m when compared to the equivalent figures at constant 2008 exchange rates.

In Professional testing and certification in the UK, we extended our contract with the Driving Standards Agency to deliver the UK drivers theory test until 2014. With the Graduate Management Admissions Test and the recent contract extension for the NCLEX nursing examination, our three largest professional testing contracts now run to 2013 or after. More than seven million secure online tests were delivered in more than 4,000 test centers worldwide in 2009, an increase of 9% over 2008. Registration volumes for the Graduate Management Admissions Council test rose 8% worldwide in 2009, including a 16% increase outside the US. In the US, Pearson VUE won a number of new contracts with organizations including Oracle, Citrix, Novell, VMWare, and Adobe, the National Registry of Food Safety Professionals and the National Institute for Certification in Engineering Technologies. Pearson VUE extended its international reach, signing an agreement with the Dubai Road and Transport Authority to deliver a new, high-tech Driver Testing System and launching the Law School Admission Test in India.

Our Professional education business experienced tough trading conditions in the retail market but benefited from the increased breadth of its publishing and range of revenue streams, from online retail through digital subscriptions. A best-selling product in 2009 was CCNA Network Simulator, which are digital networking labs designed, developed and published by Pearson, to help candidates successfully pass the Cisco CCNA certification exam. Pearson launched new learning solutions for IT Professionals preparing for certification accreditation. Cert Flash Card applications were launched for students studying for Cisco CCNA, CompTIA and Microsoft certification exams and are accessible through web browsers and iPhone and iPod Touch devices. FT Press launched a new e-publishing imprint, FT Press Delivers, providing essential insights from some of its leading business authors including Jim Champy, Brian Solis, Mark Zandi, Jon M. Huntsman, John Kao, Michael Abrashoff, and Seth Goldman.

Overall adjusted operating margins in the Professional business continued to improve and were higher at 15.6% in 2009 compared to 14.8% in 2008 as margins improved again in both the testing and professional publishing businesses.

FT Publishing

Sales at FT Publishing decreased by £32m or 8%, from £390m in 2008 to £358m in 2009. Adjusted operating profit decreased by £35m, from £74m in 2008 to £39m in 2009. The sales and profit decrease is mainly from the FT Newspaper business which faced tough market conditions for financial and corporate advertising. The impact of advertising revenue declines was partially mitigated by growth in content revenues, the resilience of our subscription businesses and early actions to manage our cost base tightly.

We continued to see good demand for high-quality analysis of global business, finance, politics and economics which resulted in a 15% increase in paying online subscribers to more than 126,000 with registered users on FT.com up 85% to 1.8 million and users up 12% to 1.4 million on FTChinese.com. Financial Times worldwide newspaper circulation was 7% lower at 402,799 (for the July-December 2009 ABC period) although subscription circulation grew modestly. We continued to invest in fast-growing digital formats. We launched a new luxury lifestyle website, to complement our existing How To Spend It magazine; a new iPhone application which has received more than 200,000 downloads; and, in association with Longman, Lexicon, an online glossary of economic, financial and business terms.

Mergermarket faced challenging conditions in some of its markets with reduced Mergers and Acquisition activity impacting the merger arbitrage sector serviced by dealReporter whilst Debtwire benefited from an increased focus on distressed debt. Mergermarket continued to launch new products and expand globally. Our newest product, MergerID, launched in September 2009, provides a secure online environment for principals and professionals to post and view M&A opportunities globally and has secured over 1,500 active users in more than 450 companies across the globe.

The Economist, in which Pearson owns a 50% stake, increased global weekly circulation by 2.2% to 1.42 million (for the July — December 2009 ABC period). FTSE, our 50% owned joint-venture with the London Stock Exchange, increased revenues 17% and made a strong improvement in profits.

Overall adjusted operating margins at FT Publishing decreased from 19.0% in 2008 to 10.9% in 2009 as lost advertising revenue fell through to the bottom line.

Interactive Data

Interactive Data grew its sales by 19% from £406m in 2008 to £484m in 2009. Adjusted operating profit grew by 22% from £121m in 2008 to £148m in 2009. Interactive Data margins increased from 29.8% in 2008 to 30.6% in 2009. Both sales and adjusted operating profit were affected by the relative strength of the US dollar, which we estimate increased sales by £58m and adjusted operating profit by £19m when compared to the equivalent figures at constant 2008 exchange rates.

Interactive Data’s revenue growth was driven by its Institutional Services segment, despite difficult market conditions in the financial services industry. In the fourth quarter we began to see continued signs of trading conditions easing in certain markets that were difficult earlier in the year, principally in our new sales. Interactive Data continued to benefit from growth trends including: heightened scrutiny around the valuation of securities; increasing regulation and related investment in compliance and risk management processes; increasing adoption of low latency data for algorithmic trading; and continuing need to cost effectively differentiate wealth management offerings with bespoke web-based client solutions.

Pricing and Reference Data (66% of Interactive Data revenues) continued to generate good growth in North America and Europe. Growth was primarily organic and also benefited from bolt-on acquisitions, most recently NDF, a leading provider of financial pricing and services in Japan, and Kler’s Financial Data Service, a leading provider of reference data to the Italian financial industry. Real-Time Services (19% of Interactive Data revenues) faced challenging market conditions as solid demand for web-based Managed Solutions was more than offset by higher cancellations of real-time market data services. In December 2009, we formed the Real-Time Market Data and Trading Solutions Group which combines the resources of our eSignal, Managed Solutions and Real-Time Services businesses into a single organization. This initiative supports plans to integrate the company’s suite of real-time market data and innovative, hosted technology services and solutions to more effectively capitalize on opportunities in the wealth management and electronic trading sectors. In addition, Interactive Data recently completed two acquisitions, 7ticks and the data and tools assets of Dow Jones’ Online Financial Solutions business, that help further strengthen its real-time capabilities in the wealth management and electronic trading sectors. Interactive Data continued to invest in expanding the breadth and depth of the data covered and products offered. Pricing and Reference Data added new information resources, transparency tools, and broader coverage of hard-to-value instruments. It also introduced new services such as the Business Entity Service and Options Volatility Service aimed at helping firms address risk management and compliance challenges. In Real-Time Services, investments were aimed at expanding market coverage to include a broader range of emerging markets, level 2 data for a variety of global exchanges, and multi-lateral trading facilities. New product launches in this business included PlusBooktm, a new consolidated order book service for the European financial industry, and enhancements to the PrimePortal product, which are used to create customised Web solutions for wealth management and infomedia applications. eSignal introduced new services and enhanced existing offerings such as its Market-Q browser-based workstation, which has been well received in the North American wealth management market.

Interactive Data made a number of bolt-on acquisitions in late 2009 and into early 2010 including: the data and tools assets of Dow Jones and Company’s OFS business, which expands the growing web-based solutions business in North America; Dubai-based Telerate Systems Limited (completed on 14 January 2010), a long-time eSignal sales agent; and 7ticks (completed on 15 January 2010), an innovative provider of very fast electronic trading networks and managed services.

During January 2010, the Group announced that Interactive Data was undertaking a preliminary review of strategic alternatives for its business. At the date of this report, the outcome of the review is still uncertain.

The Penguin Group

Penguin Group sales increased to £1,002m in 2009 from £903m in 2008 but adjusted operating profit was down 10% to £84m in 2009 from £93m in 2008. Both sales and adjusted operating profit were affected by the stronger US dollar which we estimate increased sales by £109m and adjusted operating profit by £7m when compared to the equivalent figures at constant 2008 exchange rates. In 2009, Penguin implemented a series of organisational changes in the UK designed to strengthen its publishing, reduce costs and accelerate the transition to digital production, sales channels and formats and to lower cost markets for design and production. Penguin’s 2009 results include approximately £9m of charges relating to these organisational changes.

In the US, Penguin had 30 number 1 New York Times bestsellers, Penguin’s most ever, and placed 243 bestsellers on New York Times lists. Bestsellers included works from debut novels such as Kathryn Stockett’s The Help and Janice Y.K. Lee’s The Piano Teacher, along with books by established authors such as Charlaine Harris and Nora Roberts.

In the UK, top-selling titles included Marian Keyes’ This Charming Man, Malcolm Gladwell’s Outliers, Ant and Dec’s Ooh! What a Lovely Pair and Antony Beevor’s D-Day. Penguin Children’s list had a very strong year with standout performances from brands such as The Very Hungry Caterpillar (which celebrated its 40th anniversary) and Peppa Pig. Through an iPhone app, consumers were offered a try-before-you buy model of Paul Hoffman’s The Left Hand of God, providing free downloads of the first three chapters.

In Australia, Penguin was named Publisher of the Year for the second year running at the Australian Book Industry Awards. Number 1 bestselling authors included Bryce Courtenay, Tom Winton, Clive Cussler and Richelle

Mead. In Canada, top-selling local authors included Joseph Boyden and Alice Munro, who was awarded the International Man Booker prize, and our international authors Greg Mortenson and Elizabeth Gilbert led the paperback non-fiction category. In India, Penguin is the largest English language trade publisher, with bestselling authors in 2009 including Narayana Murthy and Nandan Nilekani. In South Africa, top-selling Penguin authors included John van de Ruit and Justin Bonello.

eBook sales grew fourfold on the previous year. 14,000 eBook titles are now available. eBook sales are expected to grow rapidly in 2010, benefiting from the popularity of e-readers such as Amazon’s Kindle, the Sony Reader and Barnes and Noble’s nook as well as new devices such as Apple’s iPad.

Penguin’s adjusted operating margins deteriorated in 2009, dropping to 8.4% from 10.3% in 2008. The main reason for the decline was the charges in 2009 relating to the reorganisation of the UK business.

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

Pearson Education increased sales by £484m or 18% from £2,628m to £3,112m. The North American business was the major contributor to the increase and although much of the increase was due to exchange rates and a contribution from the Harcourt Assessment acquisition in 2008, we estimate that after excluding acquisitions there was growth of 3% at constant last year exchange rates. The North American Education business saw growth ahead of the market in its US Higher Education business and strong performances in state testing, catalogue tests and clinical assessment in its US Assessment and Information division. These businesses offset some decline in the US School Curriculum business which faced a decline in the overall US school publishing market of 4.4% (source: Association of American Publishers). International Education sales also benefitted from exchange and a full year contribution from the Harcourt Publishing acquisition in 2007. After excluding the effect of acquisitions we estimate that there was growth of 2% at constant last year exchange rates. Although there was good growth in the International Publishing business, the loss of a key school testing contract held back growth in the International Assessment business. Professional sales increased in 2008 by 8% or 1% at constant last year exchange rates. Growth in professional testing and certification was partially offset by some decline in the professional publishing markets.

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

Cost of goods sold and operating expenses

The following table summarizes our cost of sales and net operating expenses:

	Year Ended December 31
	2008	2007
	£m	£m

Cost of goods sold	2,174	1,910
Distribution costs	235	202
Administration and other expenses	1,853	1,600
Other operating income	(102)	(101)

Total	1,986	1,701

Cost of goods sold.  Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs and royalty charges. Our cost of sales increased by £264m, or 14%, to £2,174m in 2008, from £1,910m in 2007. The increase corresponds to the increase in sales with cost of sales at 45.2% of sales in 2008 compared to 45.9% in 2007.

Distribution costs.  Distribution costs consist primarily of shipping costs, postage and packing and remained at a fairly constant percentage of sales in 2008 compared to 2007.

Administration and other expenses.  Our administration and other expenses increased by £253m, or 16%, to £1,853m in 2008, from £1,600m in 2007. As a percentage of sales they increased slightly to 39% in 2008 from 38% in 2007.

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

In our adjusted operating profit we have excluded amortization of acquired intangibles. The amortization of acquired intangibles is the amortization of intangible assets acquired through business combinations. The charge is not considered to be fully reflective of the underlying performance of the Group.

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2008
	North
	American	International		FT	Interactive
£m	Education	Education	Professional	Publishing	Data	Penguin	Total

Sales	2,002	866	244	390	406	903	4,811
	42%	18%	5%	8%	8%	19%	100%
Total operating profit	258	113	35	67	112	91	676
	38%	17%	5%	10%	17%	13%	100%
Add back:
Amortization of acquired Intangibles	45	22	1	7	9	2	86

Adjusted operating profit: continuing Operations	303	135	36	74	121	93	762
Adjusted operating profit: discontinued Operations	—	—	—	—	—	—	—

Total adjusted operating profit	303	135	36	74	121	93	762

	40%	17%	5%	10%	16%	12%	100%

	Year Ended December 31, 2007
	North
	American	International		FT	Interactive
£m	Education	Education	Professional	Publishing	Data	Penguin	Total

Sales	1,667	735	226	344	344	846	4,162
	40%	18%	5%	8%	8%	21%	100%
Total operating profit	253	82	26	50	90	73	574
	44%	14%	4%	9%	16%	13%	100%
Add back:
Amortization of acquired Intangibles	20	10	1	6	7	1	45

Adjusted operating profit: continuing Operations	273	92	27	56	97	74	619
Adjusted operating profit: discontinued Operations	—	—	14	1	—	—	15

Total adjusted operating profit	273	92	41	57	97	74	634

	43%	15%	6%	9%	15%	12%	100%

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

In the US Assessment and Information business, the integration of Harcourt Assessment progressed well with strong performances in state testing, catalogue tests and clinical assessments. The market-leading state assessments division continued to gain share and the business now provides major state-wide testing services to 30 states. The business took the lead in online testing with over 3.8 million secure tests delivered across 13 states during the year, up from 2.5 million in 2007. The National Assessments division benefited from new long-term contracts including the American Diploma Project (a three-year contract to deliver Algebra II exams to a consortium of fifteen states); the College Board’s Accuplacer program (a seven-year contract to deliver computer-adaptive reading, writing and maths test to assess college readiness); and the National Board for Professional Teaching Standards (a five-year contract to develop, administer and score its National Board Certification program for accomplished teachers, covering 25 certificate areas). The leading position in teacher certification was boosted by a three-year renewal in California, a six-year renewal in Oklahoma, a four-year renewal in New Mexico and a two-year contract to manage California’s certification testing for teachers of English as a foreign language. The Clinical Assessments division benefited from the strong growth of our AimsWeb data management and progress monitoring service for the Response to Intervention (RTI) market (which monitors children who are having learning difficulty) and the publication of WAIS-IV and MMPI-RF, new editions of the leading products for assessing intelligence and personality. There were major contract wins in Student Information Systems including South Carolina (709,000 students), Dallas (165,000 students) and Baltimore (83,000 students). There were also continued gains by our new Edustructures business with State Education Agencies, and it successfully implemented proof-of-concept projects in Kansas and Alaska, and expanded projects in Virginia, South Carolina and Wyoming.

The US Higher Education publishing market was up 3.6% in 2008, according to the Association of American Publishers, benefiting from healthy enrolments, even in tougher economic conditions, and federal government action to support student funding. The industry continues to see strong demand for instructional materials that are enhanced by technology and customization. Our US Higher Education business grew significantly faster than the industry and outperformed the market for the tenth straight year. There was continued investment in established and new author franchises, such as Campbell and Reece’s Biology, Tro’s Chemistry, Lilienfeld, Lynn, Namy and Woolf’s Psychology and Wysocki and Lynch’s DK Handbook. There was also rapid growth in ‘MyLab’ digital learning, homework and assessment programs, which now span the curriculum. MyLab products were used by more than 4.3m students globally, with student registrations 48% higher than in 2007. Evaluation studies show that the use of the MyLab programs can significantly improve student test scores and institutional productivity. We saw strong growth in Custom Solutions with our expansion beyond custom textbooks to educational solutions including on-demand authoring of original content, customized technology, and on-demand curriculum, assessments and courseware. The Higher Education business formed new strategic partnerships to provide materials and online learning services to educational institutions. These included Rio Salado College in Arizona, which has 450 online classes and 48,000 students; the Colorado Community College system, providing digital textbooks for 17 courses; and the Louisiana Community & Technical College System, providing students with a customised online learning program across 47 campuses through the combination of custom textbooks, eCollege and MyLabs. eCollege, the platform for fully-online distance learning in higher education, increased enrolments by 34% to 2.5m and benefited from continued strong renewal rates. It achieved good new business performance in both the US and internationally, most notably in Brazil.

Overall adjusted operating margins in the North American Education business were lower at 15.1% in 2008 compared to 16.4% in 2007 with the majority of the decline attributable to the Harcourt Assessment integration costs.

International Education

International Education sales increased by £131m, or 18%, to £866m in 2008, from £735m in 2007 and adjusted operating profit increased by £43m, or 47%, to £135m in 2008 from £92m in 2007. The results benefit from exchange gains and a full year contribution in 2008 from the acquisition of Harcourt International.

In the UK, Edexcel received over 1.3 million registrations for vocational assessment which, when combined with more than 2.1 million registrations for general qualifications, made it one of the UK’s largest assessment organisations. Edexcel marked 4.3m ‘A’-level and GCSE (national secondary school examinations) scripts onscreen, representing 88% of all student work marked by their examiners. Edexcel also made a significant investment in supporting the growth of academic and vocational qualifications both in the UK and internationally including the UK’s new Diploma qualification for 14-19 year-olds, the IGCSE qualifications to meet the needs of International schools and colleges and BTEC, Edexcel’s flagship vocational qualification where registrations have grown from about 70,000 to 250,000 in the last two years.

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

In the Middle East, the business won a contract to deliver the Abu Dhabi Education Council’s external assessment program that started in 2009 and is expected to run to 2011. The tests cover English, Arabic, mathematics and science for students in grades 3 to 11. Pearson worked with Jordan’s Ministry of Education to build a test development system which has been enhanced to support the creation of test items and tests in Arabic, replacing a paper-based system.

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

International Education adjusted operating margins continued to improve and the increase in the overall margin from 12.5% in 2007 to 15.6% in 2008 continued to reflect increases in both publishing and testing margins.

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

Overall adjusted operating margins in the Professional business continued their rapid improvement and were higher at 14.8% in 2008 compared to 11.9% in 2007 as margins improved again in both the testing and professional publishing businesses.

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

Overall adjusted operating margins at FT Publishing continued to increase driven by the online businesses and in 2008 were 19.0% compared to 16.3% in 2007.

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

Liquidity and capital resources

Cash flows and financing

Net cash generated from operations increased by £118m (or 13%), to £1,012m in 2009 from £894m in 2008. This increase reflected strong cash contributions, particularly from our education businesses. The exchange rate for translation of dollar cash flows was $1.61 in 2009, $1.56 in 2008 and $1.99 in 2007. In 2009, the average working capital to sales ratio for our book publishing businesses improved to 25.1% from 26.1% in 2008, reflecting tight working capital management and the favourable working capital profile of 2009 acquisitions. Average working capital is the average month end balance in the year of inventory (including pre-publication), receivables and payables. Net cash generated from operations increased by £235m (or 36%), to £894m in 2008 from £659m in 2007. This increase reflected strong cash contributions from all businesses, together with the significant strengthening of the US dollar against sterling. In 2008, the headline average working capital to sales ratio for our book publishing businesses deteriorated to 26.1% from 25.6% in 2007, reflecting the higher levels of working capital in Harcourt Assessments (purchased at the end of January 2008). The underlying working capital to sales ratio (excluding the effect of year on year portfolio changes) improved to 25.8% in 2008 from 25.9% in 2007.

Net interest paid increased to £87m in 2009 from £76m in 2008. The increase is due to the timing of payments on bonds issued in 2008 and 2009. Net interest paid decreased to £76m in 2008 from £90m in 2007. The decrease was due to a reduction in US and UK interest rates, with some offset from the higher level of debt following the acquisition of Harcourt Assessments and the strength of the US dollar relative to sterling.

Capital expenditure on property, plant and equipment was £62m in 2009, £75m in 2008 and £86m in 2007. The reduction in spend in 2009 reflects a more cautious approach to capital investment, given the uncertain economic environment, particularly in the first half of the year. The reduction in spend in 2008 reflects reduced infrastructure spend compared to 2007, notwithstanding the Group continued to invest in digital technology.

The acquisition of subsidiaries, joint ventures and associates accounted for a cash outflow of £222m in 2009 against £400m in 2008 and £476m in 2007. The principal acquisitions in 2009 were of Wall Street English for £101m and a controlling interest in Maskew Miller Longman for £54m, comprising £49m in cash and £5m in other consideration. The principal acquisitions in 2008 were of Harcourt Assessments for £324m and Money Media for £33m. The principal acquisitions in 2007 were Harcourt Education International for £155m and eCollege for £266m.

The sale of subsidiaries and associates produced a cash inflow of £14m in 2009 against £111m in 2008 and £469m in 2007. The disposal in 2009 relates entirely to the proceeds from the take-up of share options issued to minority shareholders. Proceeds of £99m in 2008 relate to the sale of the Data Management business, and £12m to the take-up of share options issued to minority shareholders. The principal disposals in 2007 were of Government Solutions for £278m and Les Echos for £156m.

The cash outflow from financing of £380m in 2009 reflects the repayment of one $350m bond, the repayment of borrowings under the Group’s committed borrowing facility and an increase of the dividend in line with earnings. Offsetting this, the Group issued £300m of sterling bonds in the year.

The cash outflow from financing of £149m in 2008 reflects the repayment at maturity of one £100m bond, the repayment of borrowings against a short-term bridge financing facility and a further increase in the dividend. Offsetting this, the Group issued $900m of US Dollar bonds. The cash outflow from financing activities of £444m in 2007 represented the higher dividend and the repayment at maturity of one €591m bond, offset in part by drawings on the Group’s revolving credit facility.

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

At December 31, 2009, our net debt was £1,092m compared to net debt of £1,460m at December 31, 2008. Net debt is defined as all short-term, medium-term and long-term borrowing (including finance leases), less all cash, cash equivalents and liquid resources. Cash equivalents comprise short-term deposits with a maturity of up to 90 days, while liquid resources comprise short-term deposits with maturities of more than 90 days and other marketable instruments which are readily realizable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to £2,008m at December 31, 2009, compared to £2,363m at December 31, 2008 reflecting the impact of the strengthening of sterling relative to the US Dollar. At December 31, 2009, cash and liquid resources were £750m, compared to £685m at December 31, 2008.

Contractual obligations

The following table summarizes the maturity of our borrowings and our obligations under non-cancelable operating leases, exclusive of anticipated interest payments.

	At December 31, 2009
		Less than	One to	Two to	After five
	Total	one year	two years	five years	years
	£m	£m	£m	£m	£m

Gross borrowings:
Bank loans, overdrafts and commercial paper	70	70	—	—	—
Bonds	1,923	—	322	754	847
Finance lease obligations	15	4	5	6	—
Operating lease obligations	1,487	153	144	342	848

Total	3,495	227	471	1,102	1,695

At December 31, 2009 the Group had capital commitments for fixed assets, including finance leases already under contract, of £15m (2008: £7m). There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal claims. None of these claims or guarantees is expected to result in a material gain or loss.

The Group is committed to an annual fee of 0.0675% payable quarterly, on the unused amount of the Group’s bank facility.

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

We have in place a committed revolving credit facility of $1.75bn, of which $92m matures in May 2011 and the balance of $1.658bn matures in May 2012. At December 31, 2009, the full $1.75bn was available under this facility. This credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:

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

Related parties

There were no significant or unusual related party transactions in 2009, 2008 or 2007. Refer to note 35 in “Item 18. Financial Statements”.

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

The following table sets forth information concerning senior management, as of March 2010.

Name	Age	Position

Glen Moreno	66	Chairman
Marjorie Scardino	63	Chief Executive
David Arculus	63	Non-executive Director
Terry Burns	66	Non-executive Director
Patrick Cescau	61	Non-executive Director
Will Ethridge	58	Chief Executive, Pearson Education North America
Rona Fairhead	48	Chairman and Chief Executive, The FT Group
Robin Freestone	51	Chief Financial Officer
Susan Fuhrman	65	Non-executive Director
Ken Hydon	65	Non-executive Director
John Makinson	55	Chairman and Chief Executive, Penguin Group
CK Prahalad	68	Non-executive Director

Glen Moreno was appointed chairman of Pearson on October 1, 2005 and is chairman of the nomination committee. He is a director of Fidelity International Limited and was previously senior independent director of Man Group plc. From January 2009 to August 2009, he was also acting chairman of UK Financial Investments Limited, the company set up by HM Treasury to manage the government’s shareholdings in UK banks. Effective March 1, 2010, he was appointed non-executive director of Lloyds Banking Group plc and became their senior independent director.

Marjorie Scardino joined the board and became chief executive in January 1997. She is a member of Pearson’s nomination committee. She trained and practiced as a lawyer and was chief executive of The Economist Group from 1993 until joining Pearson. She is also vice chairman of Nokia Corporation and on the board of several charitable organizations.

David Arculus became a non-executive director in February 2006 and currently serves on the audit and nomination committees and as chairman of the personnel committee. He is a non-executive director of Telefonica SA and was appointed chairman of Numis Corporation plc in May 2009. His previous roles include chairman of O2 plc, Severn Trent plc and IPC Group, chief operating officer of United Business Media plc and group managing director of EMAP plc.

Terry Burns became a non-executive director in May 1999 and the senior independent director in February 2004. He currently serves on the nomination and personnel committees. He was previously the UK government’s chief economic advisor from 1980 until 1991, Permanent Secretary of HM Treasury from 1991 until 1998 and chairman of Marks and Spencer Group plc. He is chairman of Santander UK and Glas Cymru Limited and is a non-executive director of Banco Santander SA. He was recently appointed chairman of The Channel 4 Television Corporation.

Patrick Cescau became a non-executive director in April 2002. He serves on the audit committee and nomination committee. He was previously group chief executive of Unilever. He is a non-executive director of Tesco plc and joined the board of directors of INSEAD, the Business School for the World, in June 2009.

Will Ethridge chief executive of Pearson Education North America, joined the Pearson board in May 2008, having previously held a number of senior positions within Pearson Education. He is chairman of CourseSmart, a publishers’ consortium and of the Association of American Publishers.

Rona Fairhead joined Pearson in October 2001 and became chief financial officer in June 2002. She was appointed chairman and chief executive of the FT Group in June 2006 and became responsible for Pearson VUE in March 2008. From 1996 until 2001, she worked at ICI plc, where she served as executive vice president, group control and strategy. She is also chairman of Interactive Data, a non-executive director of HSBC Holdings plc and chairs the HSBC audit committee.

Robin Freestone joined Pearson in 2004 as deputy chief financial officer and became chief financial officer in June 2006, when he also joined the Pearson board. He was previously group financial controller of Amersham plc (now part of GE). He qualified as a chartered accountant with Touche Ross (now Deloitte). He is also a non-executive director and founder shareholder of eChem Limited.

Susan Fuhrman became a non-executive director in July 2004. She is a member of the audit and nomination committees. She is president of Teachers College at Columbia University, America’s oldest and largest graduate school of education and president of the National Academy of Education. She was previously Dean of the Graduate school of Education at the University of Pennsylvania and a member of the Board of Trustees of the Carnegie Foundation for the Advancement of Teaching.

Ken Hydon became a non-executive director in February 2006 and currently serves on the personnel and nomination committees and as chairman of the audit committee. He is a non-executive director of Reckitt Benckiser Group plc, Tesco plc and Royal Berks NHS Foundation Trust. He was previously finance director of Vodafone Group plc and of subsidiaries of Racal Electronics.

John Makinson became chairman of the Penguin Group in May 2001 and its chief executive officer in June 2002. He served as Pearson’s finance director from March 1996 until June 2002. He is also chairman of the Institute for Public Policy Research, director of The Royal National Theatre and trustee of The International Rescue Committee (UK).

Coimbatore Krishnarao Prahalad became a non-executive director in May 2008 and is a distinguished university professor of corporate strategy and international business at the University of Michigan Business School. He is a non-executive director of NCR Corporation and Hindustan Unilever Corporation and director of the World Resources Institute and the Indus Entrepreneurs.

Compensation of senior management

The committee’s principal duty is to determine and regularly review, having regard to the Combined Code and on the advice of the chief executive, the remuneration policy and the remuneration and benefits packages of the executive directors, the chief executives of the principal operating companies and other members of the Pearson Management Committee who report directly to the chief executive. This includes base salary, annual and long-term incentive entitlements and awards, and pension arrangements.

Remuneration policy

Pearson’s goal remains unchanged: to help people make progress in their lives and thrive in a brain-based economy through learning. The basic strategy to achieve that goal is pursued by all Pearson’s businesses in some shape or form and has four fundamental parts: long-term organic growth investment in content; adding services to our content; international expansion; and efficiency.

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

Consistent with its policy, the Committee places considerable emphasis on the performance-linked elements i.e., annual incentives, bonus share matching and long-term incentives. We will continue to review the mix of fixed and performance-linked remuneration on an annual basis, consistent with its overall philosophy.

We want our executive directors’ remuneration to be competitive with those of directors and executives in similar positions in comparable companies. In setting remuneration, the Committee reviews remuneration at a range of UK companies in different sectors including the media sector. Some are of a similar size to Pearson, while others are larger, but the method which the Committee’s independent advisers use to make comparisons on remuneration takes this into account. All have very substantial overseas operations. The Committee also reviews remuneration at selected media companies in North America. We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our remuneration was not competitive.

Base salary

The Committee’s normal policy is to review salaries annually taking into account the remuneration arrangements and the level of increases applicable to employees across the rest of the company as a whole.

Allowances and benefits

The Group’s policy is that benefit programmes should be competitive in the context of the local labour market, but as an international company we require executives to operate worldwide and recognize that recruitment also is worldwide.

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

Performance measures

The financial performance measures relate to the Group’s main drivers of business performance at both the corporate, operating company and business unit level. Performance is measured separately for each item. For each performance measure, the Committee establishes thresholds, target and maximum levels of performance for different levels of payout.

A proportion (which for 2010 may be up to 30%) of the total annual incentive opportunity for the executive directors and other members of the Pearson Management Committee is based on performance against personal objectives as agreed with the chief executive (or, in the case of the chief executive, the chairman). These comprise functional, operational, strategic and non-financial objectives relevant to the executives’ specific areas of responsibility and inter alia may include objectives relating to environmental, social and governance issues.

For 2010, the financial performance measures are sales, operating profit (for the operating companies) and growth in earnings per share for continuing operations at constant exchange rates (for Pearson plc), average working capital as a ratio to sales and operating cash flow. The selection and weighting of the performance measures takes into account the strategic objectives and the business priorities relevant to each operating company and to Pearson overall each year.

In each year’s report on directors’ remuneration, we describe any changes to target and maximum incentive opportunities for the chief executive and the other executive directors for the year ahead.

For 2010, there is no change to the target annual incentive opportunity for the chief executive which remains at 100% of base salary. We reviewed the chief executive’s maximum opportunity in light of competitive market data and practice elsewhere in the company and have increased it to 180% of base salary (150% in 2009)

For the other members of the Pearson Management Committee, we have reviewed individual incentive opportunities taking into account their membership of that committee and the contribution of their respective businesses or role to Pearson’s overall financial goals. In the case of the executive directors, the target individual incentive opportunity is in a range up to 87.5% of base salary. The maximum opportunity remains at twice target (as in 2009).

The annual incentive plans are discretionary and the Committee reserves the right to make adjustments to payouts up or down if it believes exceptional factors warrant doing so. The committee may also award individual discretionary incentive payments although no such payments were awarded in respect of 2009.

For 2009, total annual incentive opportunities were based on Pearson plc and operating company financial performance and performance against personal objectives as follows:

Name	Pearson plc	Operating company	Personal objectives

Marjorie Scardino	100%	—	—
David Bell	75%	—	25%
Will Ethridge	30%	60%	10%
Rona Fairhead	30%	60%	10%
Robin Freestone	90%	—	10%
John Makinson	30%	60%	10%

For Pearson plc, the performance measures were sales, earnings per share growth, average working capital to sales ratio and operating cash flow. Sales and growth in adjusted earnings per share at constant exchange rates were between target and maximum. Average working capital as a ratio to sales and operating cash flow were above maximum.

For Pearson Education North America, the performance measures were sales, operating profit, average working capital as a ratio to sales and operating cash flow. Operating profit, average working capital as a ratio to sales and operating cash flow were all above maximum level. Sales were above target but below maximum.

For FT Publishing, the performance measures were sales, operating profit and operating cash flow. Sales were below threshold level. FT Publishing exceeded the level of performance required for maximum payout on operating cash flow and operating profit. Sales were below threshold.

For our professional testing business (Pearson VUE), the performance measures were sales, operating profit, average working capital as a ratio to sales, and operating cash flow. Sales were between threshold and target. Operating profit and operating cash flow were both above target but below maximum. Average working capital as a ratio to sales was above the maximum level.

For Penguin Group, the performance measures were sales, operating profit, operating margin, average working capital as a ratio to sales and operating cash flow. Penguin Group exceeded the level of performance required for maximum payout on operating cash flow. Average working capital to sales ratio, sales, operating profit and operating margin were above target but below maximum.

Bonus share matching

In 2008, shareholders approved the renewal of the annual bonus share matching plan, which permits executive directors and senior executives around the company to invest up to 50% of any after-tax annual bonus in Pearson shares.

If the participant’s invested shares are held, they will be matched subject to earnings per share growth over the three-year performance period on a gross basis up to a maximum of one matching share for every one held (i.e., the number of matching shares will be equal to the number of shares that could have been acquired with the amount of the pre-tax annual bonus taken in invested shares).

Fifty percent of the maximum matching award, will be released if the company’s adjusted earnings per share increase in real terms by 3% per annum compound over the three-year performance period. One matching share for every one invested share held (i.e., 100% of the maximum matching award, will be released if the company’s adjusted earnings per share increase in real terms by 5% per annum compound over the same period).

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

Executive directors, senior executives and other managers can participate in the plan which can deliver restricted stock and/or stock options. Approximately 6% of the Group’s employees currently hold awards under the plan. The aim is to give the Committee a range of tools with which to link corporate performance to management’s long-term reward in a flexible way. It is not the Committee’s intention to grant stock options in 2010.

Restricted stock granted to executive directors vests only when stretching corporate performance targets over a specified period have been met. Awards vest on a sliding scale based on performance over the period. There is no retesting.

The performance measures that have applied since 2006 and that will apply for 2010 and subsequent awards for the executive directors are focused on delivering and improving returns to shareholders. These are relative total shareholder return, return on invested capital and earnings per share growth.

Restricted stock may be granted without performance conditions to satisfy recruitment and retention objectives. Restricted stock awards that are not subject to performance conditions will not be granted to any of the current executive directors.

The Committee’s independent advisers verify each year the expected value of individual awards (i.e., their net present value after taking into account the vesting schedule, risk of forfeiture and the probability that any performance targets will be met). The level of individual awards takes into account three factors: their expected values; the assessments by the Committee’s independent advisers of market practice for comparable companies and of directors’ total remuneration relative to the market and the face value of individual awards and their potential value should the performance targets be met in full.

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

The committee reviewed the policy on executive employment agreements in 2008 and again in 2010. For future executive directors, service agreements should provide that the company may terminate these agreements by giving no more than 12 months’ notice. As an alternative, the company may at its discretion pay in lieu of that notice. Payment in lieu of notice may be made in instalments and may be subject to mitigation.

There are no special provisions for notice, pay in lieu of notice or liquidated damages in the event of termination of employment in the event of a change of control of Pearson. On termination of employment, executive directors’ entitlements to any vested or unvested awards under Pearson’s discretionary share plans are treated in accordance with the terms of the relevant plan.

Retirement benefits

Executive directors participate in the pension arrangements set up for Pearson employees. Marjorie Scardino, Will Ethridge, John Makinson, Rona Fairhead and Robin Freestone also have other retirement arrangements discussed below because of the cap on the amount of benefits that can be provided from the arrangements in the US and the UK.

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

In the US, the defined benefit arrangement is the Pearson Inc. Pension Plan. This plan provides a lump sum convertible to a pension on retirement. The lump sum accrued at 6% of capped compensation until 31 December 2001 when further benefit accruals ceased for most employees. Employees who satisfied criteria of age and service at that time continued to accrue benefits under the plan. Will Ethridge is included in this group and continues to accrue benefits under this plan. Marjorie Scardino is not and her benefit accruals under this plan ceased at the end of 2001.

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

Members of the Pearson Group Pension Plan who joined after May 1989 are subject to an upper limit of earnings that can be used for pension purposes, known as the earnings cap. This limit, £108,600 as at 6 April 2006, was abolished by the Finance Act 2004. However the Pearson Group Pension Plan has retained its own ’cap’, which will increase annually in line with the UK Government’s Index of Retail Prices (All Items). The cap was £123,600 as at 6 April 2009.

As a result of the UK Government’s A-Day changes effective from April 2006, UK executive directors and other members of the Pearson Group Pension Plan who are, or become, affected by the lifetime allowance are provided with a cash supplement as an alternative to further accrual of pension benefits on a basis that is broadly cost neutral to the company. In 2009 the only member of the board to whom this was applicable was David Bell. David was offered the allowance alternative but declined and continued as an active member of the plan. With David’s retirement there are no board members who received the offer of an allowance alternative.

Marjorie Scardino

Marjorie Scardino participates in the Pearson Inc. Pension Plan and the 401(k) plan.

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

David Bell

David Bell is drawing his pension from the Pearson Group Pension Plan. He began to receive his pension effective 30 September 2008 on attainment of Normal Retirement Age.

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

The following executive directors served as non-executive directors elsewhere and received fees or other benefits for the period covered by this report as follows: Marjorie Scardino (Nokia Corporation and MacArthur Foundation) and Rona Fairhead (HSBC Holdings plc and Spencer Stuart). Other executive directors served as non-executive directors elsewhere but did not receive fees.

Chairman’s remuneration

Our policy is that the chairman’s pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies. He is not entitled to any annual or long-term incentive, retirement or other benefits.

There were no changes in the chairman’s remuneration in 2009. With effect from 1 January 2007, his remuneration was £450,000 per year.

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

There were no changes in the structure and level of non-executive directors’ fees in 2009. With effect from 1 July 2007, these were as follows:

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

Remuneration of senior management

Excluding contributions to pension funds and related benefits, senior management remuneration for 2009 was as follows:

	Salaries/	Annual
	Fees(1)	Incentive(2)	Allowances(3)	Benefits(4)	Total(5)
	£000	£000	£000	£000	£000

Non-executive Chairman
Glen Moreno	450	—	—	—	450
Executive directors
Marjorie Scardino	950	1,301	56	21	2,328
David Bell (stepped down 1 May 2009)	154	207	—	6	367
Will Ethridge	639	874	—	—	1,513
Rona Fairhead	506	570	—	28	1,104
Robin Freestone	450	639	—	13	1,102
John Makinson	525	655	216	29	1,425

Senior management as a group	3,674	4,246	272	97	8,289

Notes:

(1)	There were no increases in base salary for the executive directors for 2009

(2)	Allowances for Marjorie Scardino include £44,870 in respect of housing costs and a US payroll supplement of £10,961. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US and received £215,594 for 2009.

(3)	Benefits include company car, car allowance and UK health care premiums. US health and welfare benefits for Marjorie Scardino and Will Ethridge are self-insured and the company cost, after employee contributions, is tax free to employees. For Marjorie Scardino, benefits include £5,317 for pension planning and financial advice. Marjorie Scardino, Rona Fairhead, David Bell and John Makinson have the use of a chauffeur.

(4)	No amounts as compensation for loss of office and no expense allowances chargeable to UK income tax were paid during the year.

(5)	David Bell stepped down from the board on 1 May 2009. He continued to be entitled to the same base salary and other benefits in accordance with his service agreement with the company until his retirement from the company on 31 December 2009.

Share options of senior management

This table sets forth for each director the number of share options held as of December 31, 2009 as well as the exercise price, rounded to the nearest whole pence/cent, and the range of expiration dates of these options.

	Number of		Exercise	Earliest
Director	Options	(1)	Price	Exercise Date	Expiry Date

Marjorie Scardino(2)	41,550	c*	1421.0p	05/09/02	05/09/11
	41,550	c*	1421.0p	05/09/03	05/09/11
	41,550	c*	1421.0p	05/09/04	05/09/11
	41,550	c*	1421.0p	05/09/05	05/09/11

Total	166,200

	Number of		Exercise	Earliest
Director	Options	(1)	Price	Exercise Date	Expiry Date

David Bell	297	b	629.6p	08/01/09	02/01/10
	821	b	690.4p	08/01/10	02/01/11
	16,350	c*	1421.0p	05/09/02	05/09/11
	16,350	c*	1421.0p	05/09/03	05/09/11
	16,350	c*	1421.0p	05/09/04	05/09/11
	16,350	c*	1421.0p	05/09/05	05/09/11

Total	66,518

Will Ethridge	11,010	c*	$21.00	05/09/02	05/09/11
	11,010	c*	$21.00	05/09/03	05/09/11
	11,010	c*	$21.00	05/09/04	05/09/11
	11,010	c*	$21.00	05/09/05	05/09/11
	14,680	c*	$11.97	11/01/02	11/01/11
	14,680	c*	$11.97	11/01/03	11/01/11
	14,680	c*	$11.97	11/01/04	11/01/11

Total	88,080

Rona Fairhead	2,371	b	690.4p	08/01/12	02/01/13
	20,000	c*	822.0p	11/01/02	11/01/11
	20,000	c*	822.0p	11/01/03	11/01/11
	20,000	c*	822.0p	11/01/04	11/01/11

Total	62,371

Robin Freestone	1,757	b	534.8p	08/01/11	02/01/12

Total	1,757

John Makinson	4,178	b	424.8p	08/01/10	02/01/11
	19,785	c*	1421.0p	05/09/02	05/09/11
	19,785	c*	1421.0p	05/09/03	05/09/11
	19,785	c*	1421.0p	05/09/04	05/09/11
	19,785	c*	1421.0p	05/09/05	05/09/11

Total	83,318

Notes:

(1)	Shares under option are designated as: a executive; b worldwide save for shares; and c long-term incentive; and * where options are exercisable.

a	Executive

The plans under which these options were granted were replaced with the introduction of the long-term incentive plan in 2001. No executive options have been granted to the directors since 1998. All options have now lapsed, having been unexercised at the tenth anniversary of the date of grant.

b	Worldwide save for shares

The acquisition of shares under the worldwide save for shares plan is not subject to the satisfaction of a performance target.

c	Long-term incentive

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

Share ownership of senior management

The table below sets forth the number of ordinary shares and restricted shares held by each of our directors as at February 28, 2010. Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options for Senior Management”. The total number of ordinary shares held by senior management as of February 28, 2010 was 2,213,434 representing less than 1% of the issued share capital on February 28, 2010.

	Ordinary		Restricted
As at February 28, 2010	shares(1)		shares(2)

Glen Moreno	210,000		—
Marjorie Scardino	824,124		1,740,911
David Arculus	13,044		—
David Bell	253,050	(3)	358,277	(3)
Terry Burns	12,008		—
Patrick Cescau	5,356		—
Will Ethridge	262,988		622,707
Rona Fairhead	270,982		598,749
Robin Freestone	118,996		482,537
Susan Fuhrman	9,384		—
Ken Hydon	9,774		—
John Makinson	474,581		538,569
CK Prahalad	2,197		—

Notes:

(1)	Amounts include shares acquired by individuals under the annual bonus share matching plan and amounts purchased in the market by individuals.

(2)	Restricted shares comprise awards made under the annual bonus share matching and long-term incentive plans. The number of shares shown represents the maximum number of shares which may vest, subject to the performance conditions being fulfilled.

(3)	David Bell’s figures are as at May 1, 2009 when David Bell resigned as a director of Pearson plc.

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

Board Practices

Our board currently comprises the chairman, who is a part-time non-executive director, five executive directors and six non-executive directors. Our articles of association provide that at every annual general meeting, one-third of the board of directors, or the number nearest to one-third, shall retire from office. The directors to retire each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election. If at any annual general meeting, the place of a retiring director is not filled, the retiring director, if willing, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that director has been put to the meeting and lost. Our articles of association also provide that every director be subject to re-appointment by shareholders at the next annual general meeting following their appointment.

However this year, and in future years, in accordance with good corporate governance, the board have resolved that all directors should offer themselves for re-election on an annual basis at the company’s annual general meeting. Accordingly, all of the directors will offer themselves for re-election, (or reappointment in the case of directors who were appointed since the last meeting), at the forthcoming AGM on 30 April 2010.

Pearson is listed on the New York Stock Exchange (“NYSE”). As a listed non-US issuer, we are required to comply with some of the NYSE’s corporate governance rules, and otherwise must disclose on our website any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Company believes that it is in compliance in all material respects with all the NYSE rules except that the Nomination Committee is not composed entirely of independent directors, and that it is the full board, not the Nomination Committee, that develops and recommends corporate governance principles.

The board of directors has established the following committees, all of which report to the board. Each committee has its own written terms of reference setting out their authority and duties. These can be found on our website (www.pearson.com/investors/shareholder-information/governance)

Audit committee

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

Employees

The average number of persons employed by us during each of the three fiscal years ended 2009 were as follows:

•	37,164 in fiscal 2009,

•	33,680 in fiscal 2008, and

•	32,692 in fiscal 2007.

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

The table set forth below shows for 2009, 2008 and 2007 the average number of persons employed in each of our operating divisions.

Average number employed	2009	2008	2007

North American Education	15,606	15,412	14,327
International Education	8,899	5,718	5,291
Professional	2,662	2,641	2,540
Penguin	4,163	4,112	4,163
FT Publishing	2,328	2,379	2,083
Interactive Data	2,459	2,413	2,300
Other	1,047	909	918

Continuing operations	37,164	33,584	31,622

Discontinued operations	—	96	1,070

Total	37,164	33,680	32,692

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

To our knowledge, as of February 28, 2010, the only beneficial owners of 3% or more of our issued and outstanding ordinary share capital were Legal & General Group plc which owned 32,300,784 ordinary shares representing 3.98% of our outstanding ordinary shares. On February 28, 2010, record holders with registered addresses in the United States held 38,440,234 ADRs, which represented 4.74% of our outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of beneficial owners in the United States.

Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2009 are shown in note 12 in “Item 18. Financial Statements.” Amounts due from joint ventures and associates are set out in note 22 and dividends receivable from joint ventures and associates are set out in note 12 in “Item 18. Financial Statements”. There were no other related party transactions in 2009.

ITEM 8.	FINANCIAL INFORMATION

The financial statements filed as part of this Annual Report are included on pages F-1 through F-70 hereof.

Other than those events described in note 35 in “Item 18. Financial Statements” of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to our financial condition or results of operations since December 31, 2009. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

Our policy with respect to dividend distributions is described in response to “Item 3. Key Information” above.

ITEM 9.	THE OFFER AND LISTING

The principal trading market for our ordinary shares is the London Stock Exchange. Our ordinary shares also trade in the United States in the form of ADSs evidenced by ADRs under a sponsored ADR facility with The Bank of New York Mellon, as depositary. We established this facility in March 1995 and amended it in August 2000 in connection with our New York Stock Exchange listing. Each ADS represents one ordinary share.

The ADSs trade on the New York Stock Exchange under the symbol “PSO”.

The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

•	on an annual basis for our five most recent fiscal years,

•	on a quarterly basis for our most recent quarter and two most recent fiscal years, and

•	on a monthly basis for the six most recent months.

	Ordinary shares		Average daily
Reference period	High	Low	trading volume
	(In pence)
			(Ordinary shares)

Five most recent fiscal years
2009	893	578	4,030,500
2008	733	519	4,758,300
2007	915	695	6,405,600
2006	811	671	5,004,500
2005	695	608	5,296,700
Most recent quarter and two most recent fiscal years
2009 Fourth quarter	893	755	2,777,200
Third quarter	777	578	3,158,500
Second quarter	733	600	4,554,700
First quarter	714	584	5,695,700
2008 Fourth quarter	651	520	5,603,400
Third quarter	705	570	4,748,000
Second quarter	710	611	3,590,800
First quarter	733	682	5,083,300
Most recent six months
February 2010	912	855	2,113,800
January 2010	909	863	2,536,000
December 2009	893	846	1,697,900
November 2009	854	825	2,376,400
October 2009	859	755	4,234,400
September 2009	777	735	2,915,000

ITEM 10.	ADDITIONAL INFORMATION

Articles of association

We summarize below the material provisions of our articles of association, as amended, which have been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2009. The summary below is qualified entirely by reference to the Articles of Association. We have multiple business objectives and purposes and are authorized to do such things as the board may consider fit to further our interests or incidental or conducive to the attainment of our objectives and purposes.

Directors’ powers

Our business shall be managed by the board of directors and the board may exercise all such of our powers as are not required by law or by the Articles of Association or by any directions given by the Company by special resolution, to be exercised in a general meeting.

Interested directors

For the purposes of section 175 of the Companies Act 2006 the board may authorize any matter proposed to it which would, if not so authorized, involve a breach of duty by a Director under that section, including, without limitation, any matter which relates to a situation in which a Director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the Company. Any such authorization will be effective only if:

(a)	any requirement as to quorum at the meeting at which the matter is considered is met without counting the Director in question or any other interested Director; and

(b)	the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

The board may (whether at the time of the giving of the authorization or subsequently) make any such authorization subject to any limits or conditions it expressly imposes but such authorization is otherwise given to the fullest extent permitted. The board may vary or terminate any such authorization at any time.

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

Except as stated below, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has an interest which is, to his knowledge, a material interest, otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. A Director shall not be counted in the quorum at a meeting of the Board in relation to any resolution on which he is debarred from voting.

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

Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with us or any company in which we are interested, these proposals may be divided and considered separately and each of these directors, if not prohibited from voting under the provisions of the eighth paragraph before this one, will be entitled to vote and be counted in the quorum with respect to each resolution except that concerning his or her own appointment.

Borrowing powers

The board of directors may exercise all powers to borrow money and to mortgage or charge our undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any of our or any third party’s debts, liabilities or obligations. The board of directors must restrict the borrowings in order to secure that the aggregate amount of undischarged monies borrowed by us (and any of our subsidiaries), but excluding any intra-group debts, shall not at any time (without the previous sanction of the Company in the form of an ordinary resolution) exceed a sum equal to twice the aggregate of the adjusted capital and reserves.

Other provisions relating to directors

Under the articles of association, directors are paid out of our funds for their services as we may from time to time determine by ordinary resolution and, in the case of non-executive directors, up to an aggregate of £750,000 or such other amounts as resolved by the shareholders at a general meeting. Directors currently are not required to hold any share qualification. From April 6, 2007 under the Companies Act 2006, the maximum age limit for directors of PLCs, which was 70, has been removed.

Annual general meetings

In every year the Company must hold an annual general meeting (‘AGM’) (within a period of not more than 15 months after the date of the preceding AGM) at a place and time determined by the board. The following matters are usually considered at an annual general meeting:

•	approving final dividends;

•	consideration of the accounts and balance sheet;

•	ordinary reports of the board of directors and auditors and any other documents required to be annexed to the balance sheet;

•	as holders of ordinary shares vote for the election of one-third of the members of the board of directors at every annual general meeting, the appointment or election of directors in the place of those retiring by rotation or otherwise;

•	appointment or reappointment of, and determination of the remuneration of, the auditors; and

•	the renewal, limitation, extension, variation or grant of any authority to the board in relation to the allotment of securities.

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

Share Certificates

Every person whose name is entered as a member in the Company’s Register of Members shall be entitled to one certificate in respect of each class of shares held. (The law regarding this does not apply to stock exchange nominees). Subject to the terms of issue of the shares, certificates are issued following allotment or receipt of the form of transfer bearing the appropriate stamp duty by our registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, telephone number +44-871-384-2043.

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

Changes in capital

We may from time to time, by ordinary resolution:

•	consolidate and divide our share capital into shares of a larger amount than its existing shares; or

•	sub-divide all of or any of our existing shares into shares of smaller amounts, subject to the Companies Act 2006; or

•	cancel any shares which, at the date of passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may, from time to time, by ordinary resolution increase our share capital and, subject to the consents and incidents required by the Companies Act 2006, may by special resolution decrease our share capital, capital redemption reserve fund and any share premium account in any way.

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

The directors may, with the sanction of an ordinary resolution of the shareholders, offer any holders of ordinary shares the right to elect to receive ordinary shares credited as fully paid, in whole or in part, instead of cash in respect of such dividend.

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

Other provisions of the articles of association

Whenever our capital is divided into different classes of shares, the special rights attached to any class may, unless otherwise provided by the terms of the issue of the shares of that class, be varied or abrogated, either with the written consent of the holders of three-fourths of the issued shares of the class or with the sanction of a special resolution passed at a separate meeting of these holders.

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

Stamp duty

No stamp duty or stamp duty reserve tax (SDRT) will be payable in the UK on the purchase or transfer of an ADS, provided that the ADS, and any separate instrument or written agreement of transfer, remain at all times outside the UK and that the instrument or written agreement of transfer is not executed in the UK. Subject to the following paragraph, stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares, where ordinary shares are issued or transferred to a person whose business is or includes issuing depositary receipts, or to a nominee or agent for such a person, or issued or transferred to a person whose business is or includes the provision of clearance services or a nominee or agent for such a person.

Following a decision of the European Court of Justice in 2009, HMRC has announced that it will not seek to apply the 1.5% SDRT charge when new shares are issued an EU clearance service or EU depositary receipt system. It seems that HMRC’s view is that the 1.5% SDRT charge will continue to apply to transfer of shares into a clearance service or depositary receipt system, and also in respect of issues of shares into non-EU clearance services and non-EU depositary receipt systems. Arguably the 1.5% SDRT charge in such situations is not consistent with the 2009 decision of the European Court of Justice, although HMRC is likely to impose such charges until further case law or legislation resolves the issue.

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

Introduction

Our principal market risks are changes in interest rates and currency exchange rates. Following an evaluation of these positions, we selectively enter into derivative financial instruments to manage our risk exposure. For this purpose, we primarily use interest rate swaps, interest rate caps and collars, forward rate agreements, currency swaps and forward foreign exchange contracts. Managing market risks is the responsibility of the chief financial officer, who acts pursuant to policies approved by the board of directors. The Audit Committee receives regular reports on our treasury activities.

We have a policy of not undertaking any speculative transactions, and we do not hold our derivative and other financial instruments for trading purposes.

We have formulated policies for hedging exposures to interest rate and foreign exchange risk, and have used derivatives to ensure compliance with these policies. Although a large proportion of our derivative contracts were transacted without regard to existing IFRS requirements on hedge accounting, during 2009 and 2008 we qualified for hedge accounting under IFRS on a number of our key derivative contracts.

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

In addition, from time to time, the Group issues bonds or other capital market instruments to refinance existing debt. To avoid the fixed rate on a single transaction unduly influencing our overall net interest expense, our typical practice has been to enter into a related derivative contract effectively converting the interest rate profile of the bond transaction to a variable interest rate. In some cases, the bond issue is denominated in a different currency to the Group’s desired borrowing risk profile and the Group enters into a related cross currency interest rate swap in order to maintain this risk profile, which is predominantly borrowings denominated in US dollars.

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

The Group’s policy is to align approximately the currency composition of its core net borrowings with its forecast operating profit before depreciation and amortization. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. This policy applies only to currencies that account for more than 15% of group operating profit, which currently are the US dollar and sterling. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. In addition, the Group’s policy does not require existing currency debt to be terminated to match declines in that currency’s share of Group operating profit. Following the board’s approval of a policy change in October 2008, currencies that account for less than 15% of Group operating profit before depreciation and amortization may now be included in the above hedging process at the request of the chief financial officer. During 2009, one hedging transaction, denominated in South African Rand, had been undertaken under that authority.

At December 31, 2009 the Group’s net borrowings in our main currencies (taking into account the effect of cross currency rate swaps) were: US dollar £1,314m, sterling £168m, and South African rand £9m.

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

In 2009 and 2008 the Group met the prescribed designation requirements and hedge effectiveness tests under IFRS for some of its derivative contracts. As a result, the movements in the fair value of the effective portion of fair value hedges and net investment hedges have been offset in earnings and reserves respectively by the corresponding movement in the fair value of the underlying hedged item.

In line with the Group’s treasury policy, none of these instruments were considered trading instruments and each instrument was transacted solely to match an underlying financial exposure.

Quantitative information about market risk

The sensitivity of the Group’s derivative portfolio to changes in interest rates is found in note 19 of “Item 18. Financial Statements”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12D.	AMERICAN DEPOSITARY SHARES

Fees paid by ADR holders

Our ordinary shares trade in the United States under a sponsored ADR facility with The Bank of New York Mellon as depositary.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The following table summarizes various fees currently charged by The Bank of New York Mellon:

Person depositing or withdrawing shares
must pay to the depositary:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•   Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•   Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities by the depositary to ADS registered holders of deposited securities
$.02 (or less) per ADS per calendar year	• Depositary services
Registration of transfer fees	• Transfer and registration of shares on the share register to or from the name of the depositary or its agent when shares are deposited or withdrawn
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees incurred in past annual period and fees to be paid in the future

From January 1, 2009 to February 28, 2010 the Company received payments from the depositary of $700,000, $38,000 and a further $38,000 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing the annual and interim financial reports, printing and distributing dividend cheques, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

The depositary has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS programme. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consists of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programmes or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009 was carried out by us under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation the Chief Executive Officer and Chief Financial Officer concluded that Pearson’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow such timely decision regarding required disclosures. A controls system, no matter how well designed and operated cannot provide absolute assurance to achieve its objectives.

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

Management has assessed the effectiveness of internal control over financial reporting, as at December 31, 2009, and has concluded that such internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2009, has also audited the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

Change in Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 20-F, Pearson has made no changes to its internal controls over financial reporting that have materially affected or are reasonably likely to materially affect Pearson’s internal control over financial reporting.

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

In line with best practice, our relationship with PricewaterhouseCoopers LLP (PwC) is governed by our external auditor policy, which is reviewed and approved annually by the audit committee. The policy establishes procedures to ensure the auditors’ independence is not compromised as well as defining those non-audit services that PwC may or may not provide to Pearson. These allowable services are in accordance with relevant UK and US legislation.

The audit committee approves all audit and non-audit services provided by PwC. Certain categories of allowable non-audit services have been pre-approved by the audit committee subject to the authorities below:

•	Pre-approved non-audit services can be authorized by the chief financial officer up to £100,000 per project, subject to a cumulative limit of £500,000 per annum;

•	Acquisition due diligence services up to £100,000 per transaction;

•	Tax compliance and related activities up to the greater of £1,000,000 per annum or 50% of the external audit fee; and

•	For forward-looking tax planning services we use the most appropriate advisor, usually after a tender process. Where we decide to use our independent auditor, authority, up to £100,000 per project subject to a cumulative limit of £500,000 per annum, has been delegated by the audit committee to management.

Services provided by PwC above these limits and all other allowable non-audit services, irrespective of value, must be approved by the audit committee. Where appropriate, services will be tendered prior to awarding this work to the auditor.

The following table sets forth remuneration paid to PwC for 2008 and 2009:

Auditors’ Remuneration	2009	2008
	£m	£m

Audit fees	6	5
Tax fees	2	2
All other fees	1	1

Audit fees include £35,000 (2008: £35,000) of audit fees relating to the audit of the parent company.

Fees for the audit of the effectiveness of the Group’s internal control over financial reporting are allocated to audit fees paid.

Tax services include services related to tax planning and various other tax advisory services.

Other services include due diligence on acquisitions and services related to the disposal of the Data Management business.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Maximum
number
			Total number of	of shares that
			units purchased	may yet be
			as part of publicly	purchased under
	Total number of	Average price	announced plans	the plans or
Period	shares purchased	paid per share	or programs	programs

June 1, 2008 - June 30, 2008	2,000,000	£6.14	N/A	N/A
June 1, 2009 - June 30, 2009	2,200,000	£6.14	N/A	N/A

Purchases of shares were made to satisfy obligations under Pearson employee share award programs. All purchases were made in open-market transactions. None of the foregoing share purchases was made as part of a publicly announced plan or program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING AUDITOR

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Pearson is listed on the New York Stock Exchange (“NYSE”). As a listed non-US issuer, we are required to comply with some of the NYSE’s corporate governance rules, and otherwise must disclose on our website any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Company believes that it is in compliance in all material respects with all the NYSE rules except that the Nomination Committee is not composed entirely of independent directors, and that it is the full board, not the Nomination Committee, that develops and recommends corporate governance principles.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are included on pages F-1 through F-70 hereof.

ITEM 19.	EXHIBITS

1.1	Memorandum and Articles of Association of Pearson plc.
2.1	Indenture dated June 23, 2003 between Pearson plc and The Bank of New York, as trustee *
2.2	Indenture dated May 25, 2004 among Pearson Dollar Finance plc, as Issuer, Pearson plc, Guarantor, and the Bank of New York, as trustee, Paying Agent and Calculation Agent. #
2.3	Indenture dated June 21, 2001 between Pearson plc and The Bank of New York, as trustee.†
2.4	Indenture dated March 26, 2009 among Pearson Funding One plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C., as trustee.
2.5	Indenture dated May 6, 2008 among Pearson Dollar Finance Two plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York, as trustee, Paying Agent and Calculation Agent.
2.6	Indenture dated October 27, 1999 between Pearson plc, as the Issuer and The Law Debenture Trust Corporation P.L.C., as trustee.
8.1	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer.
13.2	Certification of Chief Financial Officer.
15	Consent of PricewaterhouseCoopers LLP.

*	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2003 and filed May 7, 2004.

#	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2004 and filed June 27, 2005.

†	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2001 and filed June 10, 2002.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pearson plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Pearson plc and its subsidiaries (the “Group”) at December 31, 2009 and December 31, 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits.

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

PricewaterhouseCoopers LLP

London
United Kingdom
March 31, 2010

Consolidated Income Statement
Year ended 31 December 2009
All figures in £ millions

	Notes	2009	2008	2007

Continuing operations
Sales	2	5,624	4,811	4,162
Cost of goods sold	4	(2,539)	(2,174)	(1,910)

Gross profit		3,085	2,637	2,252
Operating expenses	4	(2,360)	(1,986)	(1,701)
Share of results of joint ventures and associates	12	30	25	23

Operating profit	2	755	676	574
Finance costs	6	(122)	(136)	(150)
Finance income	6	27	45	44

Profit before tax		660	585	468
Income tax	7	(198)	(172)	(131)

Profit for the year from continuing operations		462	413	337
Loss for the year from discontinued operations	3	—	(90)	(27)

Profit for the year		462	323	310

Attributable to:
Equity holders of the company		425	292	284
Minority interest		37	31	26

Earnings per share for profit from continuing and discontinued operations attributable to the equity holders of the company during the year (expressed in pence per share)
— basic	8	53.2p	36.6p	35.6p
— diluted	8	53.1p	36.6p	35.6p

Earnings per share for profit from continuing operations attributable to the equity holders of the company during the year (expressed in pence per share)
— basic	8	53.2p	47.9p	39.0p
— diluted	8	53.1p	47.9p	39.0p

Consolidated Statement of Comprehensive Income
Year ended 31 December 2009
All figures in £ millions

	Notes	2009	2008	2007

Profit for the year		462	323	310
Net exchange differences on translation of foreign operations		(388)	1,125	24
Currency translation adjustment disposed — subsidiaries		—	49	53
Currency translation adjustment disposed — joint venture		—	1	—
Actuarial (losses)/gains on retirement benefit obligations — Group	25	(299)	(71)	80
Actuarial losses on retirement benefit obligations — associate	12	(3)	(3)	—
Net increase in fair values of proportionate holding arising on stepped acquisition		18	—	—
Taxation on items recognised in other comprehensive income	7	91	9	22

Other comprehensive (expense)/income for the year		(581)	1,110	179

Total comprehensive (expense)/income for the year		(119)	1,433	489

Attributable to:
Equity holders of the company		(127)	1,327	464
Minority interest		8	106	25

Consolidated Statement of Changes in Equity
Year ended 31 December 2009
All figures in £ millions

	Equity attributable to the equity holders of the company
	Share	Share	Treasury	Translation	Retained		Minority	Total
	capital	premium	shares	reserve	earnings	Total	interest	equity

At 1 January 2009	202	2,505	(222)	586	1,679	4,750	274	5,024
Total comprehensive (expense)/income	—	—	—	(359)	232	(127)	8	(119)
Equity-settled transactions	—	—	—	—	37	37	—	37
Taxation on equity-settled transactions	—	—	—	—	6	6	—	6
Issue of ordinary shares under share option schemes	1	7	—	—	—	8	—	8
Purchase of treasury shares	—	—	(33)	—	—	(33)	—	(33)
Release of treasury shares	—	—	29	—	(29)	—	—	—
Put option over minority interest	—	—	—	—	(23)	(23)	—	(23)
Changes in minority shareholding	—	—	—	—	—	—	24	24
Dividends	—	—	—	—	(273)	(273)	(15)	(288)

At 31 December 2009	203	2,512	(226)	227	1,629	4,345	291	4,636

At 1 January 2008	202	2,499	(216)	(514)	1,724	3,695	179	3,874
Total comprehensive income	—	—	—	1,100	227	1,327	106	1,433
Equity-settled transactions	—	—	—	—	33	33	—	33
Taxation on equity-settled transactions	—	—	—	—	(7)	(7)	—	(7)
Issue of ordinary shares under share option schemes	—	6	—	—	—	6	—	6
Purchase of treasury shares	—	—	(47)	—	—	(47)	—	(47)
Release of treasury shares	—	—	41	—	(41)	—	—	—
Changes in minority shareholding	—	—	—	—	—	—	6	6
Dividends	—	—	—	—	(257)	(257)	(17)	(274)

At 31 December 2008	202	2,505	(222)	586	1,679	4,750	274	5,024

At 1 January, 2007	202	2,487	(189)	(592)	1,568	3,476	168	3,644
Total comprehensive income	—	—	—	78	386	464	25	489
Equity-settled transactions	—	—	—	—	30	30	—	30
Taxation on equity-settled transactions	—	—	—	—	7	7	—	7
Issue of ordinary shares under share option schemes	—	12	—	—	—	12	—	12
Purchase of treasury shares	—	—	(56)	—	—	(56)	—	(56)
Release of treasury shares	—	—	29	—	(29)	—	—	—
Changes in minority shareholding	—	—	—	—	—	—	8	8
Dividends	—	—	—	—	(238)	(238)	(22)	(260)

At 31 December 2007	202	2,499	(216)	(514)	1,724	3,695	179	3,874

The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments.

Consolidated Balance Sheet
As at 31 December 2009
All figures in £ millions

	Notes	2009	2008

Assets
Non-current assets
Property, plant and equipment	10	388	423
Intangible assets	11	5,129	5,353
Investments in joint ventures and associates	12	30	23
Deferred income tax assets	13	387	372
Financial assets — Derivative financial instruments	16	112	181
Retirement benefit assets	25	—	49
Other financial assets	15	62	63
Other receivables	22	112	152

		6,220	6,616
Current assets
Intangible assets — Pre-publication	20	650	695
Inventories	21	445	501
Trade and other receivables	22	1,284	1,342
Financial assets — Derivative financial instruments	16	—	3
Financial assets — Marketable securities	14	63	54
Cash and cash equivalents (excluding overdrafts)	17	750	685

		3,192	3,280

Total assets		9,412	9,896

Consolidated Balance Sheet (Continued)
As at 31 December 2009
All figures in £ millions

	Notes	2009	2008

Liabilities
Non-current liabilities
Financial liabilities — Borrowings	18	(1,934)	(2,019)
Financial liabilities — Derivative financial instruments	16	(2)	(15)
Deferred income tax liabilities	13	(473)	(447)
Retirement benefit obligations	25	(339)	(167)
Provisions for other liabilities and charges	23	(50)	(33)
Other liabilities	24	(253)	(221)

		(3,051)	(2,902)
Current liabilities
Trade and other liabilities	24	(1,467)	(1,429)
Financial liabilities — Borrowings	18	(74)	(344)
Financial liabilities — Derivative financial instruments	16	(7)	(5)
Current income tax liabilities		(159)	(136)
Provisions for other liabilities and charges	23	(18)	(56)

		(1,725)	(1,970)

Total liabilities		(4,776)	(4,872)

Net assets		4,636	5,024

Equity
Share capital	27	203	202
Share premium	27	2,512	2,505
Treasury shares	28	(226)	(222)
Translation reserve		227	586
Retained earnings		1,629	1,679

Total equity attributable to equity holders of the company		4,345	4,750
Minority interest		291	274

Total equity		4,636	5,024

These financial statements have been approved for issue by the board of directors on 10 March 2010 and signed on its behalf by

Robin Freestone Chief financial officer

Consolidated Cash Flow Statement
Year ended 31 December 2009
All figures in £ millions

	Notes	2009	2008	2007

Cash flows from operating activities
Net cash generated from operations	31	1,012	894	659
Interest paid		(90)	(87)	(109)
Tax paid		(103)	(89)	(87)

Net cash generated from operating activities		819	718	463

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	29	(208)	(395)	(472)
Acquisition of joint ventures and associates		(14)	(5)	(4)
Purchase of investments		(10)	(1)	—
Purchase of property, plant and equipment (PPE)		(62)	(75)	(86)
Proceeds from sale of investments		—	5	—
Proceeds from sale of PPE	31	1	2	14
Purchase of intangible assets		(58)	(45)	(33)
Disposal of subsidiaries, net of cash disposed	30	14	111	469
Interest received		3	11	19
Dividends received from joint ventures and associates		22	23	32

Net cash used in investing activities		(312)	(369)	(61)

Cash flows from financing activities
Proceeds from issue of ordinary shares	27	8	6	12
Purchase of treasury shares		(33)	(47)	(72)
Proceeds from borrowings		296	455	272
Liquid resources acquired		(13)	—	(15)
Repayment of borrowings		(343)	(275)	(391)
Finance lease principal payments		(2)	(3)	(2)
Dividends paid to company’s shareholders	9	(273)	(257)	(238)
Dividends paid to minority interest		(20)	(28)	(10)

Net cash used in financing activities		(380)	(149)	(444)
Effects of exchange rate changes on cash and cash equivalents		(36)	(103)	3

Net increase/(decrease) in cash and cash equivalents		91	97	(39)

Cash and cash equivalents at beginning of year		589	492	531

Cash and cash equivalents at end of year	17	680	589	492

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

These consolidated financial statements were approved for issue by the board of directors on 10 March 2010.

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

These consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) to fair value.

(1) Interpretations and amendments to published standards effective in 2009

IAS 1 (Revised) ‘Presentation of Financial Statements’, effective for annual reporting periods beginning on or after 1 January 2009. The amendments require a number of presentational changes including the requirement to present a statement of changes in equity as a primary statement and the introduction of the statement of comprehensive income, which presents all items of recognised income and expense, either in one statement or in two linked statements. Management have elected to present two statements.

Amendments to IAS 23 ‘Borrowing Costs’, effective for annual reporting periods beginning on or after 1 January 2009. The amendment requires capitalisation of borrowing costs that relate to qualifying assets (ones that take a substantial amount of time to get ready for use or sale, with the exception of assets measured at fair value or inventories manufactured in large quantities or on a repetitive basis). Management have assessed that this amendment has no impact on the Group’s financial statements as there are currently no material qualifying assets.

Amendments to IFRS 7 ‘Financial Instruments: Disclosures’, effective for annual reporting periods beginning on or after 1 January 2009. The amendments require additional disclosures about fair value measurement and liquidity risk. For financial instruments measured at fair value in the balance sheet disclosure is required, based on observability of inputs, into a three level fair value hierarchy. In addition, a reconciliation between the opening and closing balance for level 3 fair value measurements must be presented, along with significant transfers between the levels of the hierarchy. The amendments also clarify the scope of liquidity risk disclosures. Fair value measurement and liquidity risk disclosures are detailed in note 19.

Amendments to IFRS 2 ‘Share-based Payment’, effective for annual reporting periods beginning on or after 1 January 2009. The amendment clarifies that only service and performance conditions are vesting conditions and that all cancellations, whether Group or counterparty, should be accounted for the same way. Management have determined that this does not have any impact on the financial statements for the Group.

Notes to the Consolidated Financial Statements (Continued)

Amendments to IAS 32 ‘Financial Instruments: Presentation’ and IAS 1 ‘Presentation of Financial Statements’ — Puttable Financial Instruments and Obligations Arising on Liquidation, effective for annual reporting periods beginning on or after 1 January 2009. The amendments require puttable financial instruments or investments that impose on the entity an obligation to another party in respect of a share of net assets only on liquidation to be classified as equity. Management have determined that this has no impact on the financial statements of the Group.

Amendments to IFRIC 9 ‘Reassessment of Embedded Derivatives’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’, effective for annual reporting periods ending on or after 30 June 2009. The amendments clarify the position on embedded derivatives following the earlier amendments to IAS 39 regarding reclassification. The amendment to IFRIC 9 requires an entity to assess whether an embedded derivative must be separated from a host contract when the entity reclassifies a hybrid financial asset out of the fair value through profit or loss category. IAS 39 now states that if an embedded derivative cannot be reliably measured, the entire hybrid instrument must remain classified as at fair value through profit and loss. Management have determined this has no impact on the financial statements of the Group.

‘Improvements to Financial Reporting Standards 2008’, mostly effective for annual reporting periods beginning on or after 1 January 2009. This is the first standard published under the IASB’s annual improvements process which is designed to deal with non-urgent minor amendments to standards. Of the 35 amendments issued, the adoption of the following amendment resulted in a change to accounting policy but did not have any significant impact on the Group’s financial position or performance.

Amendments to IAS 38 ‘Intangible Assets’ require expenditure on advertising and promotional activities to be recognised as an expense when the Group either has the right to access the goods or has received the service, rather than when the Group uses the goods or service.

Other amendments did not have any impact on the accounting policies or financial statements of the Group.

In the 2008 accounts the Group early adopted IFRS 8 ‘Operating Segments’, effective for annual reporting periods beginning on or after 1 January 2009.

The standard requires a management approach to reporting segmental information and six reporting segments have been identified under IFRS 8 as detailed in note 2.

IFRIC 13 ‘Customer Loyalty Programmes’, effective for annual reporting periods beginning on or after 1 July 2008. IFRIC 13 explains how entities that grant loyalty award credit to customers should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. As no Group entities operate a customer loyalty programme management have assessed that IFRIC 13 is not relevant to the Group.

IFRIC 15 ‘Agreements for the Construction of Real Estate’, effective for annual reporting periods beginning on or after 1 January 2009. IFRIC 15 addresses the accounting by entities that undertake the construction of real estate with guidance on determining whether an agreement for the construction of real estate falls within the scope of IAS 11 ‘Construction Contracts’ or IAS 18 ‘Revenue’. As no Group entities undertake the construction of real estate management have assessed that IFRIC 15 is not relevant to the Group.

IFRIC 16 ‘Hedges of a Net Investment in Foreign Operations’, effective for annual reporting periods beginning on or after 1 October 2008. IFRIC 16 provides guidance on net investment hedging including which foreign currency risks within the Group qualify for hedging and where the hedging investments can be held within the Group. Management have assessed that this has no impact on the Group’s financial statements.

(2) Standards, interpretations and amendments to published standards that are not yet effective

The Group has not early adopted the following new pronouncements that are not yet effective:

•	IFRS 3 (Revised) ‘Business Combinations’ and amendments to IAS 27 ‘Consolidated and Separate Financial Statements’, effective for annual reporting periods beginning on or after 1 July 2009. The

Notes to the Consolidated Financial Statements (Continued)

amendments affect the accounting for business combinations, including the requirement to re-measure the fair value of previously held interests in step acquisitions with any gain or loss arising being recognised in the income statement, the requirement to expense acquisition costs and the requirement to recognise adjustments to contingent consideration in the income statement.

•	Amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’, effective for annual reporting periods beginning on or after 1 July 2009. These amendments clarify that inflation may only be hedged where changes in inflation are a specified portion of cash flows of a financial instrument, and also clarify hedging with options.

•	Amendments to IAS 24 ‘Related Parties’, effective for annual reporting periods beginning on or after 1 January 2011. The amendments simplify disclosure for government related entities and clarify the definition of a related party.

•	Amendments to IFRS 2 ‘Share-based Payment’: Group cash-settled share-based payment transactions, effective for annual reporting periods beginning on or after 1 January 2010. This amendment clarifies the scope and accounting for group cash-settled share-based payment transactions.

•	Amendments to IAS 32 ‘Financial Instruments: Presentation’ — Classification of Rights, effective for annual reporting periods beginning on or after 1 February 2010. The amendment clarifies that rights, options or warrants issued to a acquire a fixed number of an entity’s own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.

•	IFRS 9 ‘Financial Instruments’, effective for annual reporting periods beginning on or after 1 January 2013. The new standard details the requirements for the classification and measurement of financial assets.

•	‘Improvements to IFRSs — 2009’ effective dates vary upon the amendment. This is the second set of amendments published under the IASB’s annual improvements process and incorporates minor amendments to 12 standards and interpretations.

•	IFRIC 18 ‘Transfers of Assets from Customers’ effective for transfers of assets from customers received on or after 1 July 2009. IFRIC 18 states that when an item of property, plant and equipment is received from a customer and it meets the definition of an asset from the perspective of the recipient, the recipient should recognise the asset at its fair value at the date of transfer and recognise the credit in accordance with IAS 18 ‘Revenue’.

•	IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’, effective for annual reporting periods beginning on or after 1 July 2010. IFRIC 19 clarifies accounting by entities issuing equity instruments to extinguish all or part of a financial liability.

•	Amendments to IFRIC 14 ‘Prepayments of a Minimum Funding Requirement,’ effective for annual reporting periods beginning on or after 1 January 2011. This amendment remedies a consequence of IFRIC 14 where, in certain circumstances, an entity was not permitted to recognise prepayments of a minimum funding requirement as an asset.

Management are currently assessing the impact of these new standards, interpretations and amendments on the Group’s financial statements.

In addition, management has assessed the relevance of the following interpretation with respect to the Group’s operations:

•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’, effective for annual reporting periods beginning on or after 1 July 2009. IFRIC 17 provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends, including recognition upon authorisation and measurement at fair value of assets distributed, with any difference between fair value and carrying value of these assets being recognised in the income statement when an entity settles the dividend payable. This does not apply to

Notes to the Consolidated Financial Statements (Continued)

distributions of non-cash assets under common control. This interpretation will have no impact on the Group’s financial statements as the Group does not currently distribute non-cash assets.

(3) Critical accounting assumptions and judgements — The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed in the relevant accounting policies under the following headings:

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

(3) Transactions with minority interests — Transactions with minority interests are treated as transactions with shareholders. Any surplus or deficit arising from disposals to a minority interest is recorded in equity. For purchases from a minority interest, the difference between consideration paid and the relevant share acquired of the carrying value of the subsidiary is recorded in equity.

(4) Joint ventures and associates — Joint ventures are entities in which the Group holds an interest on a long-term basis and which are jointly controlled, with one or more other venturers, under a contractual arrangement. Associates are entities over which the Group has significant influence but not the power to control the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in joint ventures and associates are accounted for by the equity method and are initially recognised at cost.

The Group’s share of its joint ventures’ and associates’ post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The Group’s share of its joint ventures’ and associates’ results is recognised as a component of operating profit as these

Notes to the Consolidated Financial Statements (Continued)

operations form part of the core publishing business of the Group and are an integral part of existing wholly-owned businesses. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in a joint venture or associate equals or exceeds its interest in the joint venture or associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the joint venture or associate.

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

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. The Group treats specific inter-company loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

At the date of transition to IFRS the cumulative translation differences in respect of foreign operations have been deemed to be zero.

Any gains and losses on disposals of foreign operations will exclude translation differences that arose prior to the transition date.

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.57 (2008: $1.85) and the year end rate was $1.61 (2008: $1.44).

d.	Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost less their residual values over their estimated useful lives as follows:

Buildings (freehold): 20-50 years

Buildings (leasehold): over the period of the lease

Plant and equipment: 3-10 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Notes to the Consolidated Financial Statements (Continued)

The carrying value of an asset is written down to its recoverable amount if the carrying value of the asset is greater than its estimated recoverable amount.

e.	Intangible assets

(1) Goodwill — Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures.

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

(5) Pre-publication assets — Pre-publication assets represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are recognised as current intangible assets where the title will generate probable future economic benefits and costs can be measured reliably. Pre-publication assets are amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected operating life cycle of the title, with a higher proportion of the amortisation taken in the earlier years.

The investment in pre-publication assets has been disclosed as part of cash generated from operations in the cash flow statement (see note 31).

The assessment of the recoverability of pre-publication assets and the determination of the amortisation profile involve a significant degree of judgement based on historical trends and management estimation of future potential

Notes to the Consolidated Financial Statements (Continued)

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

h.  Royalty advances

Advances of royalties to authors are included within trade and other receivables when the advance is paid less any provision required to adjust the advance to its net realisable value. The realisable value of royalty advances relies on a degree of management judgement in determining the profitability of individual author contracts. If the estimated realisable value of author contracts is overstated, this will have an adverse effect on operating profits as these excess amounts will be written off.

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

Investment in the development of newspaper titles consists of measures to increase the volume and geographical spread of circulation. The measures include additional and enhanced editorial content, extended distribution and remote printing. These costs are expensed as incurred as they do not meet the criteria under IAS 38 ‘Intangible Assets’ to be capitalised as intangible assets.

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

Notes to the Consolidated Financial Statements (Continued)

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

Borrowings are recognised initially at fair value, which is proceeds received net of transaction costs incurred. Borrowings are subsequently stated at amortised cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognised in the income statement over the period of the borrowings using the effective interest method. Accrued interest is included as part of borrowings. Where a debt instrument is in a fair value hedging relationship, an adjustment is made to its carrying value in the income statement to reflect the hedged risk. Interest on borrowings is expensed in the income statement as incurred.

m.  Derivative financial instruments

Derivatives are recognised at fair value and re-measured at each balance sheet date. The fair value of derivatives is determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models. The Group designates certain of the derivative instruments within its portfolio to be hedges of the fair value of its bonds (fair value hedges) or hedges of net investments in foreign operations (net investment hedges).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as net investment hedges are recognised in other comprehensive income. Gains and losses accumulated in equity are included in the income statement when the corresponding foreign operation is disposed of. Gains or losses relating to the ineffective portion are recognised immediately in finance income or finance costs in the income statement.

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

Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly to equity or other comprehensive income, in which case the tax is also recognised in equity or other comprehensive income.

Notes to the Consolidated Financial Statements (Continued)

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

Actuarial gains and losses arising from differences between actual and expected returns on plan assets, experience adjustments on liabilities and changes in actuarial assumptions are recognised immediately in other comprehensive income.

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

Notes to the Consolidated Financial Statements (Continued)

The Group recognises a provision for deferred consideration when the payment of the deferred consideration is probable.

The Group recognises a provision for onerous lease contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

The provision is based on the present value of future payments for surplus leased properties under non-cancellable operating leases, net of estimated sub-leasing income.

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

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in financial liabilities — borrowings. The interest element of the finance cost is charged to the income statement over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Notes to the Consolidated Financial Statements (Continued)

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

The Group is organised into six business segments:

North American Education — Educational publishing, assessment and testing for the school and higher education market within the USA and Canada;

International Education — Educational publishing, assessment and testing for the school and higher education market outside of North America;

Professional — Business and technology publishing and testing and certification for professional bodies;

FT Publishing — Publisher of the Financial Times, business magazines and specialist information;

Interactive Data — Provider of financial and business information to financial institutions and retail investors;

Penguin — Publisher with brand imprints such as Penguin, Putnam, Berkley, Viking and Dorling Kindersley.

Notes to the Consolidated Financial Statements (Continued)

For more detail on the services and products included in each business segment refer to Item 4 of this Form 20-F.

		2009
		North
		American	International		FT	Interactive
	Notes	Education	Education	Professional	Publishing	Data	Penguin	Corporate	Group
		All figures in £ millions

Continuing operations
Sales (external)		2,470	1,035	275	358	484	1,002	—	5,624
Sales (inter-segment)		—	—	7	—	—	24	—	31

Adjusted operating profit		403	141	43	39	148	84	—	858
Amortisation of acquired intangibles		(49)	(32)	(1)	(8)	(12)	(1)	—	(103)

Operating profit		354	109	42	31	136	83	—	755

Finance costs	6								(122)
Finance income	6								27

Profit before tax									660

Income tax	7								(198)

Profit for the year from continuing operations									462

Segment assets		4,382	1,635	377	420	471	1,173	924	9,382
Joint ventures	12	13	—	1	1	—	3	—	18
Associates	12	—	5	—	7	—	—	—	12

Total assets		4,395	1,640	378	428	471	1,176	924	9,412

Other segment items
Share of results of joint ventures and associates	12	(2)	6	1	25	—	—	—	30
Capital expenditure	10, 11, 20	258	80	20	15	29	46	—	448
Depreciation	10	24	16	10	5	21	9	—	85
Amortisation	11, 20	274	89	13	20	16	42	—	454

Notes to the Consolidated Financial Statements (Continued)

		2008
		North
		American	International		FT	Interactive
	Notes	Education	Education	Professional	Publishing	Data	Penguin	Corporate	Group
		All figures in £ millions

Continuing operations
Sales (external)		2,002	866	244	390	406	903	—	4,811
Sales (inter-segment)		—	—	4	—	—	22	—	26

Adjusted operating profit		303	135	36	74	121	93	—	762
Amortisation of acquired intangibles		(45)	(22)	(1)	(7)	(9)	(2)	—	(86)

Operating profit		258	113	35	67	112	91	—	676

Finance costs	6								(136)
Finance income	6								45

Profit before tax									585

Income tax	7								(172)

Profit for the year from continuing operations									413

Segment assets		4,952	1,358	423	482	524	1,211	923	9,873
Joint ventures	12	—	8	—	2	—	3	—	13
Associates	12	—	4	—	6	—	—	—	10

Total assets		4,952	1,370	423	490	524	1,214	923	9,896

Other segment items
Share of results of joint ventures and associates	12	—	5	—	19	—	1	—	25
Capital expenditure	10, 11, 20	224	82	22	17	25	51	—	421
Depreciation	10	25	12	8	13	13	9	—	80
Amortisation	11, 20	219	69	12	12	12	36	—	360

Notes to the Consolidated Financial Statements (Continued)

		2007
		North
		American	International		FT	Interactive
	Notes	Education	Education	Professional	Publishing	Data	Penguin	Corporate	Group
		All figures in £ millions

Continuing operations
Sales (external)		1,667	735	226	344	344	846	—	4,162
Sales (inter-segment)		1	—	—	—	—	19	—	20

Adjusted operating profit		273	92	27	56	97	74	—	619
Amortisation of acquired intangibles		(20)	(10)	(1)	(6)	(7)	(1)	—	(45)

Operating profit		253	82	26	50	90	73	—	574

Finance costs	6								(150)
Finance income	6								44

Profit before tax									468

Income tax	7								(131)

Profit for the year from continuing operations									337

Segment assets		3,536	1,013	291	397	330	937	651	7,155
Joint ventures		—	5	—	4	—	2	—	11
Associates		1	3	—	5	—	—	—	9

Assets — continuing operations		3,537	1,021	291	406	330	939	651	7,175
Assets — discontinued operations		—	—	117	—	—	—	—	117

Total assets		3,537	1,021	408	406	330	939	651	7,292

Other segment items
Share of results of joint ventures and associates		—	6	1	16	—	—	—	23
Capital expenditure		136	109	20	28	19	44	—	356
Depreciation		26	7	9	9	10	7	—	68
Amortisation		159	45	11	9	8	30	—	262

In 2009, sales from the provision of goods were £3,947m (2008: £3,411m; 2007: £3,053m) and sales from the provision of services were £1,677m (2008: £1,400m; 2007: £1,109m). Sales from the Group’s educational publishing, consumer publishing and newspaper business are classified as being from the provision of goods and sales from its assessment and testing, market pricing and other service businesses are classified as being from the provision of services.

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

Property, plant and equipment and intangible assets acquired through business combination were £153m (2008: £253m) (see note 29). Capital expenditure, depreciation and amortisation include amounts relating to discontinued operations. Discontinued operations relate to the Data Management business in 2008 and to the Data Management business, Government Solutions, Datamark and Les Echos in 2007 (see note 3).

Notes to the Consolidated Financial Statements (Continued)

The Group operates in the following main geographic areas:

	Sales			Non-current assets
	2009	2008	2007	2009	2008	2007
	All figures in £ millions

Continuing operations
UK	748	754	721	941	701	724
Other European countries	474	463	381	242	224	140
USA	3,462	2,861	2,448	3,811	4,624	3,146
Canada	201	167	143	204	209	183
Asia Pacific	519	415	351	340	179	114
Other countries	220	151	118	121	14	11

Total continuing	5,624	4,811	4,162	5,659	5,951	4,318

Discontinued operations
UK	—	—	1	—	—	—
Other European countries	—	—	82	—	—	—
USA	—	8	78	—	—	117
Canada	—	—	—	—	—	—
Asia Pacific	—	—	—	—	—	—
Other countries	—	—	6	—	—	—

Total discontinued	—	8	167	—	—	117

Total	5,624	4,819	4,329	5,659	5,951	4,435

Sales are allocated based on the country in which the customer is located. This does not differ materially from the location where the order is received. Non-current assets are based on the subsidiary’s country of domicile. This is not materially different to the location of the assets. Non-current assets comprise property, plant and equipment, intangible assets, investments in joint ventures and associates and other receivables.

3.	Discontinued operations

Discontinued operations relate to the Group’s interest in Government Solutions (sold on 15 February 2007), Datamark (sold on 31 July 2007), Les Echos (sold on 24 December 2007) and the Data Management business (sold on 22 February 2008).

The results of the Data Management business (previously included in the Professional segment) have been included in discontinued operations for 2007 and 2008. In anticipation of the loss on sale, an impairment to held for sale goodwill was charged to the income statement in 2007.

The results of Government Solutions (previously included in the Professional segment) and Les Echos (previously included in the FT Publishing segment) were included in discontinued operations for 2007 and were consolidated up to the date of sale.

Datamark was sold immediately following its acquisition as part of the eCollege transaction and consequently none of the results for this business were consolidated.

Notes to the Consolidated Financial Statements (Continued)

An analysis of the results and cash flows of the discontinued operation is as follows:

2008
Data
Management
All figures
in £ millions

Sales	8

Operating profit	—

Profit before tax	—

Attributable tax expense	—

Profit after tax	—
Loss on disposal of discontinued operations before tax	(53)
Attributable tax expense	(37)

Loss for the year from discontinued operations	(90)

Operating cash flows	—
Investing cash flows	—
Financing cash flows	—

Total cash flows	—

	2007
	Data			Government
	Management	Les Echos	Datamark	Solutions	Total
	All figures in £ millions

Sales	56	82	—	29	167

Operating profit	12	1	—	2	15

Goodwill impairment	(97)	—	—	—	(97)

(Loss)/profit before tax	(85)	1	—	2	(82)

Attributable tax expense	(4)	—	—	(1)	(5)

(Loss)/profit after tax	(89)	1	—	1	(87)
Profit/(loss) on disposal of discontinued operations before tax	—	165	—	(19)	146
Attributable tax (expense)/benefit	—	—	7	(93)	(86)

(Loss)/profit for the year from discontinued operations	(89)	166	7	(111)	(27)

Operating cash flows	11	4	—	(8)	7
Investing cash flows	(1)	4	—	—	3
Financing cash flows	(10)	(7)	—	(4)	(21)

Total cash flows	—	1	—	(12)	(11)

Notes to the Consolidated Financial Statements (Continued)

4.	Operating expenses

	2009	2008	2007
	All figures in £ millions

By function:
Cost of goods sold	2,539	2,174	1,910

Operating expenses
Distribution costs	274	235	202
Administrative and other expenses	2,206	1,853	1,600
Other income	(120)	(102)	(101)

Total operating expenses	2,360	1,986	1,701

Total	4,899	4,160	3,611

	Notes	2009	2008	2007
		All figures in £ millions

By nature:
Utilisation of inventory	21	843	832	732
Depreciation of property, plant and equipment	10	85	80	65
Amortisation of intangible assets — Pre-publication	20	307	244	192
Amortisation of intangible assets — Other	11	147	116	70
Employee benefit expense	5	1,903	1,553	1,288
Operating lease rentals		171	168	129
Other property costs		87	116	122
Royalties expensed		497	415	365
Advertising, promotion and marketing		297	244	195
Information technology costs		96	76	70
Other costs		586	418	484
Other income		(120)	(102)	(101)

Total		4,899	4,160	3,611

During the year the Group obtained the following services from the Group’s auditor:

	2009	2008	2007
	All figures in £ millions

Fees payable to the company’s auditor for the audit of parent company and consolidated financial statements	4	3	3
The audit of the company’s subsidiaries pursuant to legislation	2	2	1
Tax services	2	2	2
Other services	1	1	1

Total	9	8	7

Notes to the Consolidated Financial Statements (Continued)

Reconciliation between audit and non-audit service fees is shown below:

	2009	2008	2007
	All figures in £ millions

Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	6	5	4
Non-audit fees	3	3	3

Total	9	8	7

Fees for attestation under section 404 of the Sarbanes-Oxley Act are allocated between fees payable for the audits of consolidated and subsidiary accounts.

Tax services include services related to tax planning and various other tax advisory matters. Other services include due diligence on acquisitions.

5.	Employee information

	Notes	2009	2008	2007
		All figures in £ millions

Employee benefit expense
Wages and salaries (including termination benefits and restructuring costs)		1,632	1,317	1,087
Social security costs		152	119	100
Share-based payment costs	26	37	33	30
Retirement benefits — defined contribution plans	25	62	41	39
Retirement benefits — defined benefit plans	25	18	37	31
Other post-retirement benefits	25	2	6	1

		1,903	1,553	1,288

The details of the emoluments of the directors of Pearson plc are shown in the report on directors’ remuneration.

	2009	2008	2007
	Average number employed

Employee numbers
North American Education	15,606	15,412	14,327
International Education	8,899	5,718	5,291
Professional	2,662	2,641	2,540
FT Publishing	2,328	2,379	2,083
Interactive Data	2,459	2,413	2,300
Penguin	4,163	4,112	4,163
Other	1,047	909	918

Continuing operations	37,164	33,584	31,622

Discontinued operations	—	96	1,070

	37,164	33,680	32,692

Notes to the Consolidated Financial Statements (Continued)

6.	Net finance costs

	Notes	2009	2008	2007
		All figures in £ millions

Interest payable		(92)	(106)	(114)
Finance costs in respect of retirement benefits	25	(12)	—	—
Net foreign exchange losses		(7)	(11)	(25)
Other losses on financial instruments in a hedging relationship:
— fair value hedges		(1)	(7)	(1)
— net investment hedges		—	—	(1)
Other losses on financial instruments not in a hedging relationship:
— derivatives		(10)	(12)	(9)

Finance costs		(122)	(136)	(150)

Interest receivable		7	17	19
Finance income in respect of retirement benefits	25	—	8	10
Net foreign exchange gains		—	—	8
Other gains on financial instruments in a hedging relationship:
— fair value hedges		4	2	—
— net investment hedges		—	1	—
Other gains on financial instruments not in a hedging relationship:
— amortisation of transitional adjustment on bonds		3	1	1
— derivatives		13	16	6

Finance income		27	45	44

Net finance costs		(95)	(91)	(106)

The £3m net gain (2008: £5m net loss; 2007: £1m net loss) on fair value hedges comprises a £96m gain (2008: £156m loss; 2007: £20m loss) on the underlying bonds offset by a £93m loss (2008: £151m gain; 2007: £19m gain) on the related derivative financial instruments.

7.	Income tax

	Notes	2009	2008	2007
		All figures in £ millions

Current tax
Charge in respect of current year		(156)	(89)	(71)
Other adjustments in respect of prior years		9	10	27

Total current tax charge		(147)	(79)	(44)

Deferred tax
In respect of temporary differences		(55)	(97)	(96)
Other adjustments in respect of prior years		4	4	9

Total deferred tax charge	13	(51)	(93)	(87)

Total tax charge		(198)	(172)	(131)

Notes to the Consolidated Financial Statements (Continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

	2009	2008	2007
	All figures in £ millions

Profit before tax	660	585	468
Tax calculated at UK rate (2009: 28%, 2008: 28.5%, 2007: 30%)	(185)	(167)	(141)
Effect of overseas tax rates	(40)	(23)	(25)
Joint venture and associate income reported net of tax	8	7	7
Net income/(expense) not subject to tax	5	(7)	(9)
Utilisation of previously unrecognised tax losses	2	4	3
Unutilised tax losses	(1)	—	(2)
Prior year adjustments	13	14	36

Total tax charge	(198)	(172)	(131)

UK	(43)	(53)	(42)
Overseas	(155)	(119)	(89)

Total tax charge	(198)	(172)	(131)

The tax benefit/(charge) recognised in other comprehensive income is as follows:

	2009	2008	2007
	All figures in £ millions

Pension contributions and actuarial gains and losses	79	10	28
Net investment hedges and other foreign exchange gains and losses	12	(1)	(6)

	91	9	22

A tax benefit of £6m (2008: tax charge £7m; 2007: tax benefit £7m) relating to share-based payments has been recognised directly in equity.

8.	Earnings per share

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

	Notes	2009	2008	2007
		All figures in £ millions

Profit for the year from continuing operations		462	413	337
Minority interest		(37)	(31)	(26)

Earnings from continuing operations		425	382	311

Loss for the year from discontinued operations	3	—	(90)	(27)

Earnings		425	292	284

Weighted average number of shares (millions)		799.3	797.0	796.8
Effect of dilutive share options (millions)		0.8	0.5	1.3
Weighted average number of shares (millions) for diluted earnings		800.1	797.5	798.1

Earnings per share from continuing and discontinued operations
Basic		53.2p	36.6p	35.6p
Diluted		53.1p	36.6p	35.6p

Earnings per share from continuing operations
Basic		53.2p	47.9p	39.0p
Diluted		53.1p	47.9p	39.0p

Earnings per share from discontinued operations
Basic		—	(11.3p )	(3.4p )

9.	Dividends

	2009	2008	2007
	All figures in £ millions

Final paid in respect of prior year 22.0p (2008: 20.5p; 2007: 18.8p)	176	163	150
Interim paid in respect of current year 12.2p (2008: 11.8p; 2007: 11.1p)	97	94	88

	273	257	238

The directors are proposing a final dividend in respect of the financial year ended 31 December 2009 of 23.3p per share which will absorb an estimated £187m of shareholders’ funds. It will be paid on 7 May 2010 to shareholders who are on the register of members on 9 April 2010. These financial statements do not reflect this dividend.

Notes to the Consolidated Financial Statements (Continued)

10.	Property, plant and equipment

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	All figures in £ millions

Cost
At 1 January 2008	298	622	16	936
Exchange differences	54	138	6	198
Additions	6	67	6	79
Disposals	(7)	(38)	—	(45)
Acquisition through business combination	2	29	2	33
Reclassifications	2	21	(23)	—

At 31 December 2008	355	839	7	1,201

Exchange differences	(21)	(55)	(1)	(77)
Additions	14	46	7	67
Disposals	(2)	(41)	—	(43)
Acquisition through business combination	1	17	—	18
Reclassifications	1	5	(6)	—

At 31 December 2009	348	811	7	1,166

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	All figures in £ millions

Depreciation
At 1 January 2008	(126)	(455)	—	(581)
Exchange differences	(30)	(102)	—	(132)
Charge for the year	(19)	(61)	—	(80)
Disposals	6	36	—	42
Acquisition through business combination	(1)	(26)	—	(27)

At 31 December 2008	(170)	(608)	—	(778)

Exchange differences	11	42	—	53
Charge for the year	(17)	(68)	—	(85)
Disposals	2	39	—	41
Acquisition through business combination	—	(9)	—	(9)

At 31 December 2009	(174)	(604)	—	(778)

Carrying amounts
At 1 January 2008	172	167	16	355
At 31 December 2008	185	231	7	423
At 31 December 2009	174	207	7	388

Depreciation expense of £12m (2008: £12m) has been included in the income statement in cost of goods sold, £7m (2008: £6m) in distribution expenses and £66m (2008: £61m) in administrative and other expenses. The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £15m (2008: £7m).

Notes to the Consolidated Financial Statements (Continued)

11.	Intangible assets

			Acquired
			customer	Acquired	Acquired	Other
			lists and	trademarks	publishing	intangibles
	Goodwill	Software	relationships	and brands	rights	acquired	Total
	All figures in £ millions

Cost
At 1 January 2008	3,343	217	187	62	136	99	4,044
Exchange differences	1,082	71	77	24	31	62	1,347
Additions — internal development	—	29	—	—	—	—	29
Additions — purchased	—	16	—	—	—	—	16
Disposals	(8)	(27)	—	—	—	—	(35)
Acquisition through business combination	153	17	77	42	—	97	386
Disposal through business disposal	—	(1)	—	—	(2)	—	(3)
Transfer to Pre-publication	—	(12)	—	—	—	—	(12)

At 31 December 2008	4,570	310	341	128	165	258	5,772

Exchange differences	(420)	(25)	(32)	(9)	(5)	(22)	(513)
Additions — internal development	—	35	—	—	—	—	35
Additions — purchased	—	24	—	—	—	—	24
Disposals	(9)	(5)	—	—	—	—	(14)
Acquisition through business combination	205	—	38	24	55	25	347

At 31 December 2009	4,346	339	347	143	215	261	5,651

Notes to the Consolidated Financial Statements (Continued)

			Acquired
			customer	Acquired	Acquired	Other
			lists and	trademarks	publishing	intangibles
	Goodwill	Software	relationships	and brands	rights	acquired	Total
	All figures in £ millions

Amortisation
At 1 January 2008	—	(142)	(28)	(4)	(32)	(24)	(230)
Exchange differences	—	(50)	(15)	(3)	(13)	(12)	(93)
Charge for the year	—	(30)	(24)	(10)	(25)	(27)	(116)
Disposals	—	27	—	—	—	—	27
Acquisition through business combination	—	(13)	—	—	—	—	(13)
Disposal through business disposal	—	1	—	—	1	—	2
Transfer to Pre-publication	—	4	—	—	—	—	4

At 31 December 2008	—	(203)	(67)	(17)	(69)	(63)	(419)

Exchange differences	—	19	6	1	6	8	40
Charge for the year	—	(44)	(35)	(11)	(22)	(35)	(147)
Disposals	—	4	—	—	—	—	4

At 31 December 2009	—	(224)	(96)	(27)	(85)	(90)	(522)

Carrying amounts
At 1 January 2008	3,343	75	159	58	104	75	3,814
At 31 December 2008	4,570	107	274	111	96	195	5,353
At 31 December 2009	4,346	115	251	116	130	171	5,129

Goodwill

The goodwill carrying value of £4,346m relates to acquisitions completed after 1 January 1998. Prior to 1 January 1998 all goodwill was written off to reserves on the date of acquisition. £3,127m of the carrying value relates to acquisitions completed between 1 January 1998 and 31 December 2002 and £1,219m relates to acquisitions completed after 1 January 2003 (the date of transition to IFRS).

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

Other intangible assets

Other intangibles acquired include content, technology and software rights. Amortisation of £5m (2008: £5m) is included in the income statement in cost of goods sold and £142m (2008: £111m) in administrative and other expenses.

Notes to the Consolidated Financial Statements (Continued)

Impairment tests for cash-generating units containing goodwill Impairment tests have been carried out where appropriate as described below. The recoverable amount for each unit tested exceeds its carrying value.

Goodwill is allocated to 14 cash-generating units (CGUs) within the business segments as follows:

	2009	2008
	All figures in £ millions

US School Curriculum	812	937
US School Assessment and Information	652	722
US Higher Education	1,064	1,164
Canada	181	173
International Education Publishing	468	315
International Education Assessment and Testing	222	241
Professional Publishing	13	15
Professional Assessment and Testing	226	254

Pearson Education total	3,638	3,821

Financial Times	43	46
Mergermarket	125	130
Interactive Data	184	208

FT Group total	352	384

Penguin US	190	216
Penguin UK	103	95
Pearson Australia	63	54

Penguin total	356	365

Total goodwill	4,346	4,570

As highlighted in the 2008 business review, integration of the US School and Higher Education businesses began in 2008. This integration continued throughout 2009 and has now advanced to a point where, from 1 January 2010, these companies will be combined into one CGU for impairment review purposes.

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

Discount rate — The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific CGU. The average pre-tax discount rates used are in the range of 10.9% to 11.8% for the Pearson Education businesses (2008: 10.2% to 11.7%), 12.7% to 18.1% for the FT Group businesses (2008: 10.8% to 20.5%) and 9.5% to 11.4% for the Penguin businesses (2008: 8.8% to 10.4%).

Perpetuity growth rates — The cash flows subsequent to the approved budget period are based upon the long-term historic growth rates of the underlying territories in which the CGU operates and reflect the long-term growth prospects of the sectors in which the CGU operates. A perpetuity growth rate of 2.0% was used for

Notes to the Consolidated Financial Statements (Continued)

all CGUs in 2009 (2008: 2.0%). The perpetuity growth rates are consistent with appropriate external sources for the relevant markets.

Cash flow growth rates — The cash flow growth rates are derived from management’s latest forecast of sales taking into consideration past experience of operating margins achieved in the CGU. Historically, such forecasts have been reasonably accurate.

Sensitivities

The Group’s impairment review is sensitive to a change in assumptions used, most notably the discount rates, the perpetuity growth rates and expected future cash flows. Based on the Group’s sensitivity analysis, a reasonably possible change in the discount rate or perpetuity growth rate could cause an impairment in the US School Curriculum CGU. Following a restructuring during 2009, the Penguin UK CGU is no longer considered sensitive to impairment.

The fair value of US School Curriculum is 6%, or approximately £59m, above its carrying value, but an increase of 0.4 percentage points in the discount rate or a reduction of 0.5 percentage points in the perpetuity growth rate would have caused the value in use to fall below the carrying value.

12.	Investments in joint ventures and associates

Joint ventures

	2009	2008
	All figures in £ millions

At beginning of year	13	11
Exchange differences	—	(4)
Share of profit after tax	4	6
Dividends	(3)	(5)
Loan repayment	(3)	—
Additions and further investment	13	5
Transfer to subsidiary	(6)	—

At end of year	18	13

Investments in joint ventures are accounted for using the equity method of accounting and are initially recognised at cost. Investments at 31 December 2009 include goodwill of £11m (2008: £nil).

Notes to the Consolidated Financial Statements (Continued)

The aggregate of the Group’s share of its joint ventures’ assets (including goodwill) and liabilities, none of which are individually significant, are as follows:

	2009	2008
	All figures in £ millions

Assets
Non-current assets	15	6
Current assets	11	21

Liabilities
Current liabilities	(8)	(14)

Net assets	18	13

Income	12	36
Expenses	(8)	(30)

Profit after income tax	4	6

Associates

	2009	2008
	All figures in £ millions

At beginning of year	10	9
Exchange differences	4	(5)
Share of profit after tax	26	19
Dividends	(19)	(16)
Additions	1	—
(Reversal of distribution)/Distribution from associate in excess of carrying value	(7)	6
Actuarial losses on retirement benefit obligations	(3)	(3)

At end of year	12	10

Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. There is no acquisition goodwill relating to the Group’s investments in associates.

The Group’s interests in its principal associates, all of which are unlisted, are as follows:

		%
2009	Country of incorporation	interest held	Assets	Liabilities	Revenues	Profit
	All figures in £ millions

The Economist Newspaper Ltd	England	50	116	(116)	161	22
Other			42	(30)	50	4

Total			158	(146)	211	26

		%
2008	Country of incorporation	interest held	Assets	Liabilities	Revenues	Profit
	All figures in £ millions

The Economist Newspaper Ltd	England	50	86	(86)	149	16
Other			35	(25)	42	3

Total			121	(111)	191	19

The interests held in associates are equivalent to voting rights.

Notes to the Consolidated Financial Statements (Continued)

13.	Deferred income tax

	2009	2008
	All figures in £ millions

Deferred income tax assets
Deferred income tax assets to be recovered after more than 12 months	374	341
Deferred income tax assets to be recovered within 12 months	13	31

	387	372

Deferred income tax liabilities
Deferred income tax liabilities to be settled after more than 12 months	(473)	(447)
Deferred income tax liabilities to be settled within 12 months	—	—

	(473)	(447)

Net deferred income tax	(86)	(75)

Deferred income tax assets to be recovered within 12 months relate to the utilisation of losses in the US.

Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The Group has unrecognised deferred income tax assets at 31 December 2009 in respect of UK losses of £20m (2008: £28m). None of these unrecognised deferred income tax assets have expiry dates associated with them.

The recognition of the deferred income tax assets is supported by management’s forecasts of the future profitability of the relevant business units.

The movement on the net deferred income tax account is as follows:

	Notes	2009	2008
		All figures in £ millions

At beginning of year		(75)	41
Exchange differences		10	(12)
Income statement charge	7	(51)	(93)
Acquisition through business combination	29	(45)	(4)
Tax benefit/(charge) to other comprehensive income or equity		75	(7)

At end of year		(86)	(75)

Notes to the Consolidated Financial Statements (Continued)

The movement in deferred income tax assets and liabilities during the year is as follows:

				Retirement
	Trading	Goodwill and	Returns	benefit
	losses	intangibles	provisions	obligations	Other	Total
	All figures in £ millions

Deferred income tax assets
At 1 January 2008	87	20	79	10	132	328
Exchange differences	19	6	28	2	38	93
Acquisition through business combination	2	—	—	—	—	2
Income statement (charge)/benefit	(35)	(6)	(1)	(8)	5	(45)
Tax benefit/(charge) to other comprehensive income or equity	—	—	—	3	(9)	(6)

At 31 December 2008	73	20	106	7	166	372

Exchange differences	(5)	(2)	(10)	(1)	(17)	(35)
Acquisition through business combination	—	—	—	—	—	—
Income statement (charge)/benefit	(46)	(7)	(4)	(6)	42	(21)
Tax benefit to other comprehensive income or equity	—	—	—	68	3	71

At 31 December 2009	22	11	92	68	194	387

Other deferred income tax assets include temporary differences on share-based payments, inventory and other provisions.

	Goodwill and
	intangibles	Other	Total
	All figures in £ millions

Deferred income tax liabilities
At 1 January 2008	(214)	(73)	(287)
Exchange differences	(73)	(32)	(105)
Acquisition through business combination	(5)	(1)	(6)
Income statement charge	(26)	(22)	(48)
Tax charge to other comprehensive income or equity	—	(1)	(1)

At 31 December 2008	(318)	(129)	(447)

Exchange differences	30	15	45
Acquisition through business combination	(41)	(4)	(45)
Income statement (charge)/benefit	10	(40)	(30)
Tax benefit to other comprehensive income or equity	—	4	4

At 31 December 2009	(319)	(154)	(473)

Other deferred income tax liabilities include temporary differences in respect of depreciation and royalty advances.

Notes to the Consolidated Financial Statements (Continued)

14.	Classification of financial instruments

The accounting classification of each class of the Group’s financial assets and financial liabilities, together with their fair values, is as follows:

		2009
		Fair value
			Derivatives	Derivatives		Amortised cost		Total	Total
		Available	deemed held	in hedging	Other	Loans and	Other	carrying	market
	Notes	for sale	for trading	relationships	liabilities	receivables	liabilities	value	value
		All figures in £ millions

Investments in unlisted securities	15	62	—	—	—	—	—	62	62
Cash and cash equivalents	17	—	—	—	—	750	—	750	750
Marketable securities		63	—	—	—	—	—	63	63
Derivative financial instruments	16	—	42	70	—	—	—	112	112
Trade receivables	22	—	—	—	—	989	—	989	989

Total financial assets		125	42	70	—	1,739	—	1,976	1,976

Derivative financial instruments	16	—	(9)	—	—	—	—	(9)	(9)
Trade payables	24	—	—	—	—	—	(461)	(461)	(461)
Other financial liabilities — put option over minority interest	24	—	—	—	(23)	—	—	(23)	(23)
Bank loans and overdrafts	18	—	—	—	—	—	(70)	(70)	(70)
Borrowings due within one year	18	—	—	—	—	—	(4)	(4)	(4)
Borrowings due after more than one year	18	—	—	—	—	—	(1,934)	(1,934)	(1,969)

Total financial liabilities		—	(9)	—	(23)	—	(2,469)	(2,501)	(2,536)

Notes to the Consolidated Financial Statements (Continued)

		2008
		Fair value
			Derivatives	Derivatives	Amortised cost		Total	Total
		Available	deemed held	in hedging	Loans and	Other	carrying	market
	Notes	for sale	for trading	relationships	receivables	liabilities	value	value
		All figures in £ millions

Investments in unlisted securities	15	63	—	—	—	—	63	63
Cash and cash equivalents	17	—	—	—	685	—	685	685
Marketable securities		54	—	—	—		54	54
Derivative financial instruments	16	—	23	161	—	—	184	184
Trade receivables	22	—	—	—	1,030	—	1,030	1,030

Total financial assets		117	23	161	1,715	—	2,016	2,016

Derivative financial instruments	16	—	(20)	—	—	—	(20)	(20)
Trade payables	24	—	—	—	—	(450)	(450)	(450)
Bank loans and overdrafts	18	—	—	—	—	(228)	(228)	(228)
Borrowings due within one year	18	—	—	—	—	(248)	(248)	(247)
Borrowings due after more than one year	18	—	—	—	—	(1,887)	(1,887)	(1,620)

Total financial liabilities		—	(20)	—	—	(2,813)	(2,833)	(2,565)

Certain of the Group’s derivative financial instruments are deemed to be held for trading either as they do not meet the hedge accounting criteria specified in IAS 39 ’Financial Instruments: Recognition and Measurement’ or the Group has chosen not to seek hedge accounting for these instruments. None of these derivatives are held for speculative trading purposes. Transactions in derivative financial instruments are only undertaken to manage risks arising from underlying business activity, in accordance with the Group’s treasury policy as described in note 19.

The Group designates certain qualifying derivative financial instruments as hedges of the fair value of its bonds (fair value hedges). Changes in the fair value of these derivative financial instruments are recorded in the income statement, together with any change in the fair value of the hedged liability attributable to the hedged risk.

The Group also designates certain of its borrowings and derivative financial instruments as hedges of its investments in foreign operations (net investment hedges). Movements in the fair value of these financial instruments (to the extent they are effective) are recognised in other comprehensive income.

None of the Group’s financial assets or liabilities are designated at fair value through the income statement upon initial recognition.

More detail on the Group’s accounting for financial instruments is included in the Group’s accounting policies. The Group’s approach to managing risks in relation to financial instruments is described in note 19.

Notes to the Consolidated Financial Statements (Continued)

15.	Other financial assets

	2009	2008
	All figures in £ millions

At beginning of year	63	52
Exchange differences	(6)	18
Acquisition of investments	10	1
Disposal of investments	(5)	(8)

At end of year	62	63

Other financial assets comprise non-current unlisted securities.

16.	Derivative financial instruments

The Group’s approach to the management of financial risks is set out in note 19. The Group’s outstanding derivative financial instruments are as follows:

	2009			2008
	Gross notional			Gross notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	All figures in £ millions

Interest rate derivatives — in a fair value hedge relationship	1,103	70	—	1,232	161	—
Interest rate derivatives — not in a hedge relationship	486	13	(7)	1,033	23	(20)
Cross currency rate derivatives — in a net investment hedge relationship	220	29	(2)	—	—	—

Total	1,809	112	(9)	2,265	184	(20)

Analysed as expiring:
In less than one year	238	—	(7)	487	3	(5)
Later than one year and not later than five years	844	60	(2)	859	47	(15)
Later than five years	727	52	—	919	134	—

Total	1,809	112	(9)	2,265	184	(20)

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

At the end of 2009, the currency split of the mark-to-market values of rate derivatives, including the exchange of principal on cross currency rate derivatives, was US dollar £(127)m, sterling £252m and South African rand £(22)m (2008: US dollar £161m, sterling £3m and South African rand £nil).

The fixed interest rates on outstanding rate derivative contracts at the end of 2009 range from 3.65% to 9.28% (2008: 4.45% to 7.00%) and the floating rates are based on LIBOR in US dollar and sterling.

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

Notes to the Consolidated Financial Statements (Continued)

market prices for credit default swaps) to ensure that there is no significant risk to any one counterparty. No single derivative transaction had a market value (positive or negative) at the balance sheet date that exceeded 3% of the Group’s consolidated total equity.

In accordance with IAS 39 ’Financial Instruments: Recognition and Measurement’ the Group has reviewed all of its material contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements, and has concluded that there are no material embedded derivatives.

17.	Cash and cash equivalents (excluding overdrafts)

	2009	2008
	All figures in
	£ millions

Cash at bank and in hand	580	528
Short-term bank deposits	170	157

	750	685

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2009 the currency split of cash and cash equivalents was US dollar 35% (2008: 36%), sterling 22% (2008: 22%), euro 18% (2008: 20%) and other 25% (2008: 22%).

Cash and cash equivalents have fair values that approximate to their carrying value due to their short-term nature.

Cash and cash equivalents include the following for the purpose of the cash flow statement:

	2009	2008
	All figures in
	£ millions

Cash and cash equivalents	750	685
Bank overdrafts	(70)	(96)

	680	589

Notes to the Consolidated Financial Statements (Continued)

18.	Financial liabilities — Borrowings

The Group’s current and non-current borrowings are as follows:

	2009	2008
	All figures in
	£ millions

Non-current
Bank loans and overdrafts	—	132
7.0% Global Dollar Bonds 2011 (nominal amount $500m)	322	368
5.5% Global Dollar Bonds 2013 (nominal amount $350m)	226	258
5.7% US Dollar Bonds 2014 (nominal amount $400m)	274	322
7.0% Sterling Bonds 2014 (nominal amount £250m)	254	254
6.0% Sterling Bonds 2015 (nominal amount £300m)	297	—
6.25% Global Dollar Bonds 2018 (nominal amount $550m)	359	445
4.625% US Dollar notes 2018 (nominal amount $300m)	191	237
Finance lease liabilities	11	3

	1,934	2,019

Current
Due within one year or on demand:
Bank loans and overdrafts	70	96
4.7% US Dollar Bonds 2009 (nominal amount $350m)	—	244
Finance lease liabilities	4	4

	74	344

Total borrowings	2,008	2,363

Included in the non-current borrowings above is £12m of accrued interest (2008: £12m). Included in the current borrowings above is £nil of accrued interest (2008: £1m).

The maturity of the Group’s non-current borrowing is as follows:

	2009	2008
	All figures in
	£ millions

Between one and two years	327	2
Between two and five years	760	759
Over five years	847	1,258

	1,934	2,019

Notes to the Consolidated Financial Statements (Continued)

The carrying amounts and market values of borrowings are as follows:

		2009		2008
	Effective	Carrying		Carrying
	interest rate	value	Market value	value	Market value
	All figures in £ millions

Bank loans and overdrafts	n/a	70	70	228	228
4.7% US Dollar Bonds 2009	4.86%	—	—	244	243
7.0% Global Dollar Bonds 2011	7.16%	322	331	368	349
5.5% Global Dollar Bonds 2013	5.76%	226	232	258	227
5.7% US Dollar Bonds 2014	5.88%	274	266	322	262
7.0% Sterling Bonds 2014	7.20%	254	276	254	258
6.0% Sterling Bonds 2015	6.27%	297	317	—	—
6.25% Global Dollar Bonds 2018	6.46%	359	360	445	352
4.625% US Dollar notes 2018	4.69%	191	176	237	169
Finance lease liabilities	n/a	15	15	7	7

		2,008	2,043	2,363	2,095

The market values are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Group’s borrowings are denominated in the following currencies:

	2009	2008
	All figures in
	£ millions

US dollar	1,457	2,081
Sterling	551	277
Euro	—	5

	2,008	2,363

The Group has the following undrawn capacity on its committed borrowing facilities as at 31 December:

	2009	2008
	All figures in
	£ millions

Floating rate
— expiring within one year	—	—
— expiring beyond one year	1,084	1,085

	1,084	1,085

In addition to the above facilities, there are a number of short-term facilities that are utilised in the normal course of business.

All of the Group’s borrowings are unsecured. In respect of finance lease obligations, the rights to the leased asset revert to the lessor in the event of default.

Notes to the Consolidated Financial Statements (Continued)

The maturity of the Group’s finance lease obligations is as follows:

	2009	2008
	All figures in
	£ millions

Finance lease liabilities — minimum lease payments
Not later than one year	4	4
Later than one year and not later than two years	5	2
Later than two years and not later than three years	3	1
Later than three years and not later than four years	3	—
Later than four years and not later than five years	—	—
Later than five years	—	—
Future finance charges on finance leases	—	—

Present value of finance lease liabilities	15	7

The present value of finance lease liabilities is as follows:

	2009	2008
	All figures in
	£ millions

Not later than one year	4	4
Later than one year and not later than five years	11	3
Later than five years	—	—

	15	7

The carrying amounts of the Group’s lease obligations approximate their fair value.

19.	Financial risk management

The Group’s approach to the management of financial risks together with sensitivity analyses is set out below.

Treasury policy

The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. The Group borrows principally in US dollars and sterling, at both floating and fixed rates of interest, using derivative financial instruments (’derivatives), where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts. The main risks arising from the Group’s financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the board, which are summarised below. All the treasury policies remained unchanged throughout 2009, apart from a revision to the Group’s bank counterparty limits policy and a minor change applicable to the authorisation of treasury policy waivers.

The audit committee receives reports on the Group’s treasury activities, policies and procedures. The treasury department is not a profit centre and its activities are subject to regular internal audit.

Interest rate risk management

The Group’s exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into rate swaps, rate caps and forward rate agreements. The Group’s policy objective has

Notes to the Consolidated Financial Statements (Continued)

continued to be to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt and before certain adjustments for IAS 39 ’Financial Instruments: Recognition and Measurement’) to be hedged (i.e. fixed or capped at the year end) over the next four years, subject to a maximum of 65% and a minimum that starts at 40% and falls by 10% at each year end. At the end of 2009 the fixed to floating hedging ratio, on the above basis, was approximately 71%. This above-policy level was a result of better than forecast cash collections in December 2009, resulting in lower than expected net debt. A simultaneous 1% change on 1 January in the Group’s variable interest rates in US dollar and sterling, taking into account forecast seasonal debt, would have a £6m effect on profit before tax.

Use of interest rate derivatives

The policy described in the section above creates a group of derivatives, under which the Group is a payer of fixed rates and a receiver of floating rates. The Group also aims to avoid undue exposure to a single interest rate setting. Reflecting this objective, the Group has predominantly swapped its fixed rate bond issues to floating rate at their launch. This creates a second group of derivatives, under which the Group is a receiver of fixed rates and a payer of floating rates. The Group’s accounting objective in its use of interest rate derivatives is to minimise the impact on the income statement of changes in the mark-to-market value of its derivative portfolio as a whole. It uses duration calculations to estimate the sensitivity of the derivatives to movements in market rates. The Group also identifies which derivatives are eligible for fair value hedge accounting (which reduces sharply the income statement impact of changes in the market value of a derivative). The Group then balances the total portfolio between hedge-accounted and pooled segments, so that the expected movement on the pooled segment is minimal.

Liquidity and refinancing risk management

The Group’s objective is to secure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group’s policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and ten years. At the end of 2009 the average maturity of gross borrowings was 5.1 years of which bonds represented 96% of these borrowings (up from 5.0 years and up from 90% respectively at the beginning of the year).

The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. All of the Group’s credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody’s and BBB+ from Standard & Poor’s, and the short-term ratings are P2 and A2 respectively. The Group’s policy is to strive to maintain a rating of Baa1/BBB+ over the long term. The Group will also continue to use internally a range of ratios to monitor and manage its finances. These include interest cover, net debt to operating profit and cash flow to debt measures. The Group also maintains undrawn committed borrowing facilities. At the end of 2009 the committed facilities amounted to £1,084m and their weighted average maturity was 2.4 years.

Notes to the Consolidated Financial Statements (Continued)

Analysis of Group debt, including the impact of derivatives

The following tables analyse the Group’s sources of funding and the impact of derivatives on the Group’s debt instruments.

The Group’s net debt position is set out below:

	2009	2008
	All figures in £
	millions

Cash and cash equivalents	750	685
Marketable securities	63	54
Derivative financial instruments	103	164
Bank loans, overdrafts and loan notes	(70)	(228)
Bonds	(1,923)	(2,128)
Finance lease liabilities	(15)	(7)

Net debt	(1,092)	(1,460)

The split of net debt between fixed and floating rate, stated after the impact of rate derivatives, is as follows:

	2009	2008
	All figures in £
	millions

Fixed rate	772	781
Floating rate	320	679

Total	1,092	1,460

Gross borrowings, after the impact of cross-currency rate derivatives, analysed by currency are as follows:

	2009	2008
	All figures in £ millions

US dollar	1,656	2,081
Sterling	330	277
Other	22	5

Total	2,008	2,363

As at 31 December 2009 the exposure of the borrowings of the Group to interest rate changes when the borrowings re-price is as follows:

	Less than	One to	More than
	one year	five years	five years	Total
	All figures in £ millions

Re-pricing profile of borrowings	74	1,087	847	2,008
Effect of rate derivatives	1,289	(762)	(527)	—

Total	1,363	325	320	2,008

Notes to the Consolidated Financial Statements (Continued)

The maturity of contracted cash flows on the Group’s borrowings and all of its derivative financial instruments are as follows:

	2009
	USD	GBP	Other	Total
	All figures in £ millions

Not later than one year	42	21	2	65
Later than one year and not later than five years	878	313	30	1,221
Later than five years	739	106	—	845

Total	1,659	440	32	2,131

Analysed as:
Revolving credit facilities and commercial paper	—	—	—	—
Bonds	1,692	745	—	2,437
Rate derivatives — inflows	(386)	(313)	—	(699)
Rate derivatives — outflows	353	8	32	393

Total	1,659	440	32	2,131

	2008
	USD	GBP	Other	Total
	All figures in £ millions

Not later than one year	311	17	—	328
Later than one year and not later than five years	884	65	—	949
Later than five years	954	266	—	1,220

Total	2,149	348	—	2,497

Analysed as:
Revolving credit facilities and commercial paper	141	—	—	141
Bonds	2,237	355	—	2,592
Rate derivatives — inflows	(392)	(21)	—	(413)
Rate derivatives — outflows	163	14	—	177

Total	2,149	348	—	2,497

All cash flow projections shown above are on an undiscounted basis. Any cash flows based on a floating rate are calculated using interest rates as set at the date of the last rate reset. Where this is not possible, floating rates are based on interest rates prevailing at 31 December in the relevant year. All derivative amounts are shown gross, although the Group net settles these amounts wherever possible.

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

Notes to the Consolidated Financial Statements (Continued)

Foreign currency risk management

Although the Group is based in the UK, it has its most significant investment in overseas operations. The most significant currency for the Group is the US dollar. The Group’s policy on routine transactional conversions between currencies (for example, the collection of receivables, and the settlement of payables or interest) remains that these should be transacted at the relevant spot exchange rate. The majority of the Group’s operations are domestic within their country of operation. No unremitted profits are hedged with foreign exchange contracts, as the company judges it inappropriate to hedge non-cash flow translational exposure with cash flow instruments. However, the Group does seek to create a natural hedge of this exposure through its policy of aligning approximately the currency composition of its core net borrowings (after the impact of cross currency rate derivatives) with its forecast operating profit before depreciation and amortisation. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. The policy above applies only to currencies that account for more than 15% of Group operating profit before depreciation and amortisation, which currently is only the US dollar. The Group still borrows small amounts in other currencies, typically for seasonal working capital needs. Our policy does not require existing currency debt to be terminated to match declines in that currency’s share of Group operating profit before depreciation and amortisation. In addition, currencies that account for less than 15% of Group operating profit before depreciation and amortisation can be included in the above hedging process at the request of the chief financial officer.

Included within year end net debt, the net borrowings/(cash) in the hedging currencies above (taking into account the effect of cross currency swaps) were: US dollar £1,314m, sterling £168m and South African rand £9m.

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

Financial instruments — fair value measurement

The following table provides an analysis of those financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3, based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	2009
	Level 1	Level 2	Level 3	Total
	All figures in £ millions

Financial assets at fair value
Derivative financial assets	—	112	—	112
Marketable securities	—	63	—	63
Available for sale financial assets
Investments in unlisted securities	—	—	62	62
Financial liabilities at fair value
Derivative financial liabilities	—	(9)	—	(9)
Other financial liabilities — put option over minority interest	—	—	(23)	(23)

Total	—	166	39	205

Notes to the Consolidated Financial Statements (Continued)

The following table analyses the movements in level 3 fair value measurements:

	2009
	Investments in	Other financial
	unlisted securities	liabilities
	All figures in £ millions

At beginning of year	63	—
Exchange differences	(6)	—
Additions	10	(23)
Disposals	(5)	—

At end of year	62	(23)

The fair value of the investments in unlisted securities is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets. The fair value of other financial liabilities represents the present value of the estimated future liability.

Financial instruments — sensitivity analysis

As at 31 December 2009 the sensitivity of the Group’s financial instruments to fluctuations in interest rates and exchange rates is as follows:

		Impact of 1%	Impact of 1%	Impact of 10%	Impact of 10%
	Carrying	increase in	decrease in	strengthening in	weakening in
	value	interest rates	interest rates	sterling	sterling
	All figures in £ millions

Investments in unlisted securities	62	—	—	(2)	3
Cash and cash equivalents	750	—	—	(47)	58
Marketable securities	63	—	—	(5)	7
Derivative financial instruments	103	(59)	66	14	(17)
Bonds	(1,923)	54	(61)	118	(144)
Other borrowings	(85)	—	—	8	(9)
Put option over minority interest	(23)	—	—	3	(3)
Other net financial assets	528	—	—	(42)	52

Total financial instruments	(525)	(5)	5	47	(53)

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

Notes to the Consolidated Financial Statements (Continued)

20.	Intangible assets — Pre-publication

	2009	2008
	All figures in £ millions

Cost
At beginning of year	1,800	1,264
Exchange differences	(160)	494
Additions	322	297
Disposals	(230)	(345)
Acquisition through business combination	(1)	78
Transfer from software	—	12
Transfer to inventories	(4)	—

At end of year	1,727	1,800

Amortisation
At beginning of year	(1,105)	(814)
Exchange differences	102	(337)
Charge for the year	(307)	(244)
Disposals	230	345
Acquisition through business combination	3	(51)
Transfer from software	—	(4)

At end of year	(1,077)	(1,105)

Carrying amounts
At end of year	650	695

Included in the above are pre-publication assets amounting to £398m (2008: £462m) which will be realised in more than 12 months.

Amortisation is included in the income statement in cost of goods sold.

21.	Inventories

	2009	2008
	All figures in £ millions

Raw materials	32	31
Work in progress	23	29
Finished goods	390	441

	445	501

The cost of inventories relating to continuing operations recognised as an expense and included in the income statement in cost of goods sold amounted to £843m (2008: £832m). In 2009 £75m (2008: £56m) of inventory provisions was charged in the income statement. None of the inventory is pledged as security.

Notes to the Consolidated Financial Statements (Continued)

22.	Trade and other receivables

	2009	2008
	All figures in £ millions

Current
Trade receivables	989	1,030
Royalty advances	99	111
Prepayments and accrued income	75	62
Other receivables	121	135
Receivables from related parties	—	4

	1,284	1,342

Non-current
Royalty advances	86	102
Prepayments and accrued income	24	3
Other receivables	2	47

	112	152

Trade receivables are stated at fair value, net of provisions for bad and doubtful debts and anticipated future sales returns. The movements on the provision for bad and doubtful debts are as follows:

	2009	2008
	All figures in £ millions

At beginning of year	(72)	(52)
Exchange differences	5	(18)
Income statement movements	(26)	(27)
Utilised	20	27
Acquisition through business combination	(3)	(2)

At end of year	(76)	(72)

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.

The ageing of the Group’s trade receivables is as follows:

	2009	2008
	All figures in £ millions

Within due date	1,096	1,110
Up to three months past due date	228	248
Three to six months past due date	51	60
Six to nine months past due date	20	21
Nine to 12 months past due date	4	15
More than 12 months past due date	20	20

Total trade receivables	1,419	1,474

Less: provision for bad and doubtful debts	(76)	(72)
Less: provision for sales returns	(354)	(372)

Net trade receivables	989	1,030

Notes to the Consolidated Financial Statements (Continued)

The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historic payment profiles. Management believe all the remaining receivable balances are fully recoverable.

23.	Provisions for other liabilities and charges

	Deferred
	consideration	Leases	Other	Total
	All figures in £ millions

At 1 January 2009	43	8	38	89
Exchange differences	(2)	—	(3)	(5)
Charged to income statement	3	3	2	8
Released to income statement	—	—	(3)	(3)
Acquisition through business combination — current year	27	—	—	27
Acquisition through business combination — prior year adjustments	(4)	—	—	(4)
Utilised	(29)	(2)	(13)	(44)

At 31 December 2009	38	9	21	68

	2009	2008
	All figures in £ millions

Analysis of provisions
Non-current	50	33
Current	18	56

	68	89

Deferred consideration primarily relates to the acquisition of Fronter in 2009.

24.	Trade and other liabilities

	2009	2008
	All figures in £ millions

Trade payables	461	450
Social security and other taxes	30	35
Accruals	504	501
Deferred income	487	444
Interest payable	10	10
Dividends payable to minority interest	—	5
Put option over minority interest	23	—
Other liabilities	205	205

	1,720	1,650

Less: non-current portion
Accruals	23	42
Deferred income	116	87
Interest payable	—	1
Put option over minority interest	23	—
Other liabilities	91	91
	253	221

Current portion	1,467	1,429

Notes to the Consolidated Financial Statements (Continued)

The carrying value of the Group’s payables approximates its fair value.

The deferred income balances comprise:

•	multi-year obligations to deliver workbooks to adoption customers in school businesses;

•	advance payments in assessment and testing businesses;

•	subscription income in school, newspaper and market pricing businesses;

•	advertising income relating to future publishing days in newspaper businesses; and

•	obligations to deliver digital content in future periods.

The put option over minority interest is the fair value of an option held by the minority interest in our Pearson South Africa business. The option enables the minority interest to sell their 15% share of Pearson South Africa to Pearson from 1 January 2012 at a price determined by the future performance of that business.

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

	2009			2008			2007
	UK Group	Other		UK Group	Other		UK Group	Other
	plan	plans	PRMB	plan	plans	PRMB	plan	plans	PRMB

%
Inflation	3.50	2.50	2.50	2.80	2.80	2.80	3.30	2.93	3.00
Rate used to discount plan liabilities	5.70	5.25	5.50	6.40	6.25	6.25	5.80	6.01	6.05
Expected return on assets	6.03	6.75	—	6.33	7.60	—	6.50	7.27	—
Expected rate of increase in salaries	5.00	4.00	—	4.30	4.50	—	5.00	4.36	—
Expected rate of increase for pensions in payment and deferred pensions	2.60 to 4.40	—	—	2.30 to 4.20	—	—	2.50 to 4.30	—	—
Initial rate of increase in healthcare rate	—	—	8.50	—	—	9.00	—	—	9.50
Ultimate rate of increase in healthcare rate	—	—	5.00	—	—	5.00	—	—	5.00

Notes to the Consolidated Financial Statements (Continued)

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

The expected rate of increase in salaries has been set at 5.0% for 2009 with a short-term assumption of 3.0% for three years.

In 2008 the UK mortality assumptions were derived by adjusting standard mortality tables (PMFA 92 tables projected forward with medium cohort improvement factors). In 2009 the Group changed its mortality assumptions in the UK. The mortality base table assumptions have been derived from the SAPS ‘all pensioners’ tables for males and the SAPS ‘normal health pensioners’ tables for females, adjusted to reflect the observed experience of the plan, with medium cohort improvement factors. In 2008 a 1% improvement floor on the medium cohort was applied. In 2009 this was changed to 1.5% for males and 1.25% for females, with tapering.

For the US plans, the assumptions used were based on standard US mortality tables. In 2008 a switch from GAM94 to RP2000 was made, to reflect the mortality assumption now more prevalent in the US.

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK and US Group plans is as follows:

	UK		US
	2009	2008	2009	2008

Male	22.7	21.5	17.6	17.6
Female	23.5	21.8	20.2	20.2

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

	UK		US
	2009	2008	2009	2008

Male	25.3	23.3	17.6	17.6
Female	25.6	23.8	20.2	20.2

Notes to the Consolidated Financial Statements (Continued)

Financial statement information

The amounts recognised in the income statement are as follows:

	2009
		Defined
	UK Group	benefit		Defined
	plan	other	Sub-total	contribution	PRMB	Total
	All figures in £ millions

Current service cost	14	3	17	62	2	81
Past service cost	—	1	1	—	—	1

Total operating expense	14	4	18	62	2	82

Expected return on plan assets	(83)	(5)	(88)	—	—	(88)
Interest on plan liabilities	89	8	97	—	3	100
Net finance expense	6	3	9	—	3	12

Net income statement charge	20	7	27	62	5	94

Actual return on plan assets	136	8	144	—	—	144

	2008
		Defined
	UK Group	benefit		Defined
	plan	other	Sub-total	contribution	PRMB	Total
	All figures in £ millions

Current service cost	33	3	36	41	1	78
Past service cost	—	1	1	—	5	6

Total operating expense	33	4	37	41	6	84

Expected return on plan assets	(104)	(7)	(111)	—	—	(111)
Interest on plan liabilities	93	7	100	—	3	103
Net finance (income)/expense	(11)	—	(11)	—	3	(8)

Net income statement charge	22	4	26	41	9	76

Actual loss on plan assets	(130)	(27)	(157)	—	—	(157)

	2007
		Defined
	UK Group	benefit		Defined
	plan	other	Sub-total	contribution	PRMB	Total
	All figures in £ millions

Current service cost	29	2	31	39	1	71

Total operating expense	29	2	31	39	1	71

Expected return on plan assets	(96)	(7)	(103)	—	—	(103)
Interest on plan liabilities	84	7	91	—	2	93
Net finance (income)/expense	(12)	—	(12)	—	2	(10)

Net income statement charge	17	2	19	39	3	61

Actual (loss)/return on plan assets	128	4	132	—	—	132

Notes to the Consolidated Financial Statements (Continued)

The total operating charge is included in administrative and other expenses. In 2008 the UK Group plan current service cost included £14m (2007: £10m) relating to defined contribution sections. In 2009 the defined contribution section of the UK Group plan is recorded within the defined contribution expense.

The amounts recognised in the balance sheet are as follows:

	2009				2008
		Other	Other			Other	Other
	UK Group	funded	unfunded		UK Group	funded	unfunded
	plan	plans	plans	Total	plan	plans	plans	Total
	All figures in £ millions

Fair value of plan assets	1,609	118	—	1,727	1,478	100	—	1,578
Present value of defined benefit obligation	(1,798)	(151)	(18)	(1,967)	(1,429)	(149)	(16)	(1,594)

Net pension (liability)/asset	(189)	(33)	(18)	(240)	49	(49)	(16)	(16)

Other post-retirement medical benefit obligation				(65)				(68)
Other pension accruals				(34)				(34)
Net retirement benefit obligations				(339)				(118)

Analysed as:
Retirement benefit assets				—				49

Retirement benefit obligations				(339)				(167)

The following (losses)/gains have been recognised in other comprehensive income:

	2009	2008	2007
	All figures in £ millions

Amounts recognised for defined benefit plans	(295)	(74)	79
Amounts recognised for post-retirement medical benefit plans	(4)	3	1

Total recognised in year	(299)	(71)	80

Cumulative amounts recognised	(246)	53	124

The fair value of plan assets comprises the following:

	2009			2008
		Other			Other
	UK Group	funded		UK Group	funded
	plan	plans	Total	plan	plans	Total
	%

Equities	27.4	2.4	29.8	28.0	3.1	31.1
Bonds	47.2	2.1	49.3	40.8	2.2	43.0
Properties	9.4	0.0	9.4	7.4	0.1	7.5
Other	10.4	1.1	11.5	17.5	0.9	18.4

The plan assets do not include any of the Group’s own financial instruments, or any property occupied by the Group.

Notes to the Consolidated Financial Statements (Continued)

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

	2009			2008
	UK Group	Other		UK Group	Other
	plan	plans	Total	plan	plans	Total
	All figures in £ millions

Fair value of plan assets
Opening fair value of plan assets	1,478	100	1,578	1,744	109	1,853
Exchange differences	—	(6)	(6)	—	23	23
Expected return on plan assets	83	5	88	104	7	111
Actuarial gains and (losses)	53	3	56	(234)	(34)	(268)
Contributions by employer	64	26	90	54	3	57
Contributions by employee	3	—	3	9	—	9
Benefits paid	(72)	(10)	(82)	(72)	(8)	(80)
Other movements	—	—	—	(127)	—	(127)

Closing fair value of plan assets	1,609	118	1,727	1,478	100	1,578

Present value of defined benefit obligation
Opening defined benefit obligation	(1,429)	(165)	(1,594)	(1,682)	(129)	(1,811)
Exchange differences	—	14	14	—	(38)	(38)
Current service cost	(14)	(3)	(17)	(33)	(3)	(36)
Past service cost	—	(1)	(1)	—	(1)	(1)
Interest cost	(89)	(8)	(97)	(93)	(7)	(100)
Actuarial gains and (losses)	(335)	(16)	(351)	189	5	194
Contributions by employee	(3)	—	(3)	(9)	—	(9)
Benefits paid	72	10	82	72	8	80
Other movements	—	—	—	127	—	127

Closing defined benefit obligation	(1,798)	(169)	(1,967)	(1,429)	(165)	(1,594)

During 2008 changes made to the administration of the plan assets enabled assets relating to the defined contribution sections of the UK Group plan to be identified separately from those of the defined benefit section, for accounting purposes. Defined contribution assets are no longer disclosed as part of the UK Group plan assets. The other movements in both the change in value of plan assets and liabilities in 2008 represent the separation out of these defined contribution assets.

Changes in the value of the US PRMB are as follows:

	2009	2008
	All figures in £ millions

Opening defined benefit obligation	(68)	(47)
Exchange differences	8	(19)
Current service cost	(2)	(1)
Past service cost	—	(5)
Interest cost	(3)	(3)
Actuarial gains and (losses)	(4)	3
Benefits paid	4	4

Closing defined benefit obligation	(65)	(68)

Notes to the Consolidated Financial Statements (Continued)

The history of the defined benefit plans is as follows:

	2009	2008	2007	2006	2005
	All figures in £ millions

Fair value of plan assets	1,727	1,578	1,853	1,633	1,500
Present value of defined benefit obligation	(1,967)	(1,594)	(1,811)	(1,810)	(1,803)

Net pension (liability)/asset	(240)	(16)	42	(177)	(303)

Experience adjustments on plan assets	56	(268)	29	74	140
Experience adjustments on plan liabilities	(351)	194	50	28	(119)

Funding

The UK Group plan is self-administered with the plan’s assets being held independently of the Group. The trustees of the plan are required to act in the best interest of the plan’s beneficiaries. The plan trustees and the company are currently finalising the latest triennial valuation for funding purposes as at 1 January 2009. At this point, the Group has contributed an additional £20m to the plan in 2009. In total the Group contributed £42m (2008: £21m) towards the funding shortfall and expects to contribute a similar amount in 2010. Regular contributions to the plan are estimated to be £23m for 2010.

The Group expects to contribute $83m in 2010 and $126m in 2011 to its US pension plans.

Sensitivities

The net retirement benefit obligations are calculated using a number of assumptions, the most significant being the discount rate used to calculate the defined benefit obligation. The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2009
	1% increase	1% decrease
	All figures in £ millions

Effect on:
(Decrease)/increase in defined benefit obligation — UK Group plan	(260.2)	325.4
(Decrease)/increase of aggregate of service cost and interest cost — UK Group plan	(4.5)	3.9
(Decrease)/increase in defined benefit obligation — US plan	(12.4)	14.7

The effect of members living one year more or one year less on the defined benefit obligation and the total pension expense is as follows:

	2009
	1 year increase	1 year decrease
	All figures in £ millions

Effect on:
Increase/(decrease) in defined benefit obligation — UK Group plan	50.7	(49.3)
Increase/(decrease) in defined benefit obligation — US plan	1.3	(1.7)

The effect of a one percentage point increase and decrease in the assumed medical cost trend rates is as follows:

	2009
	1% increase	1% decrease
	All figures in £ millions

Effect on:
Increase/(decrease) in post-retirement medical benefit obligation	3.1	(2.7)
Increase/(decrease) of aggregate of service cost and interest cost	0.2	(0.2)

Notes to the Consolidated Financial Statements (Continued)

26.	Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

	2009	2008	2007
	All figures in £ millions

Pearson plans	27	25	23
Interactive Data plans	10	8	7

Total share-based payment costs	37	33	30

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

Options were last granted under this plan in 2001 based on a pre-grant earnings per share growth test and are not subject to further performance conditions on exercise. The options became exercisable in tranches and lapse if they remain unexercised at the tenth anniversary of the date of grant.

The vesting of restricted shares is normally dependent on continuing service over a three to five-year period, and in the case of senior management upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to senior management in March 2008 and March 2009 vest dependent on relative shareholder return, return on invested capital and earnings per share growth. The award was split equally across all three measures. Other restricted shares awarded in 2008 and 2009 vest depending on continuing service over a three-year period.

Annual Bonus Share Matching Plan — This plan permits executive directors and senior executives around the Group to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the Group meets an earnings per share growth target, the company will match them on a gross basis i.e. the maximum number of matching shares is equal to the number of shares that could have been acquired with the amount of the pre-tax annual bonus taken in invested shares.

In addition to the above, share options remain outstanding under Executive Share Option, Reward and Special Share Option Plans. These are legacy plans which were replaced with the introduction of the Long-Term Incentive Plan in 2001.

Notes to the Consolidated Financial Statements (Continued)

The number and weighted average exercise prices of share options granted under the Group’s plans are as follows:

	2009		2008
		Weighted		Weighted
	Number of	average	Number of	average
	share	exercise	share	exercise
	options	price	options	price
	000s		£000s	£

Outstanding at beginning of year	14,379	13.14	16,781	13.15
Granted during the year	1,320	5.47	1,437	5.35
Exercised during the year	(656)	5.91	(683)	4.85
Forfeited during the year	(2,488)	13.02	(3,082)	11.56
Expired during the year	(68)	5.20	(74)	6.06

Outstanding at end of year	12,487	12.78	14,379	13.14

Options exercisable at end of year	9,264	15.28	11,527	14.97

Options were exercised regularly throughout the year. The weighted average share price during the year was £7.15 (2008: £6.44). Early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognises in the income statement the amount that otherwise would have been recognised for services received over the remainder of the original vesting period.

The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

	2009		2008
		Weighted		Weighted
	Number of	average	Number of	average
	share	contractual	share	contractual
Range of exercise prices	options	life	options	life
	£000s	Years	000s	Years

0 — 5	172	1.07	453	1.23
5 — 10	5,523	2.37	5,113	2.84
10 — 15	4,225	1.36	5,481	1.97
15 — 20	270	0.75	908	0.84
20 — 25	344	0.19	350	1.19
>25	1,953	0.19	2,074	1.19

	12,487	1.57	14,379	2.05

In 2009 and 2008 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

Notes to the Consolidated Financial Statements (Continued)

The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2009	2008
	Weighted	Weighted
	average	average

Fair value	£1.69	£1.67
Weighted average share price	£7.13	£6.96
Weighted average exercise price	£5.47	£5.35
Expected volatility	27.32%	21.41%
Expected life	4.0 years	4.1 years
Risk free rate	2.45%	4.28%
Expected dividend yield	4.74%	4.54%
Forfeiture rate	3.5%	3.6%

The expected volatility is based on the historic volatility of the company’s share price over the previous three to seven years depending on the vesting term of the options.

The following shares were granted under restricted share arrangements:

	2009		2008
		Weighted		Weighted
	Number of	average	Number of	average
	shares	fair value	shares	fair value
	000s		£000s	£

Long-Term Incentive Plan	4,519	5.77	4,152	5.78
Annual Bonus Share Matching Plan	271	6.70	253	6.73

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

Subsidiary share option plans

Interactive Data, a 61% subsidiary of the Group, operates the following share-based payment plans:

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

Interactive Data employees purchased 234,956 shares (2008: 183,318) under the 2001 Employee Stock Purchase Plan at an average share price of $19.47 (£12.06) (2008: $22.95; £15.96). The weighted average fair value at the date of grant was $5.82 (£3.60) (2008: $6.59; £4.58).

The number and weighted average exercise prices of share options granted under the 2000 Long-Term Incentive Plan are as follows:

	2009			2008
		Weighted	Weighted		Weighted	Weighted
	Number	average	average	Number	average	average
	of share	exercise	exercise	of share	exercise	exercise
	options	price	price	options	price	price
	000s	$		£000s	$	£

Outstanding at beginning of year	10,264	19.38	13.48	9,827	18.21	9.15
Granted during the year	1,224	23.25	14.40	1,449	24.95	17.35
Exercised during the year	(1,493)	14.20	8.79	(895)	15.37	10.69
Forfeited during the year	(159)	24.44	15.13	(99)	22.05	15.34
Expired during the year	(64)	25.93	16.06	(18)	12.17	8.46

Outstanding at end of year	9,772	20.53	12.71	10,264	19.38	13.48

Options exercisable at end of year	6,839	18.92	11.72	6,865	16.89	11.75

The options outstanding at the end of the year have a weighted average remaining contractual life and exercise price as follows:

	2009		2008
		Weighted		Weighted
	Number	average	Number	average
	of share	contractual	of share	contractual
Range of exercise prices	options	life	options	life
	$000s	Years	000s	Years

0 — 4.4	—	—	—	—
4.4 — 7.5	20	0.3	47	1.3
7.5 — 12	909	1.5	1,502	2.4
12 — 20	2,339	3.6	2,987	4.6
> 20	6,504	7.5	5,728	8.0

	9,772	6.0	10,264	6.2

Notes to the Consolidated Financial Statements (Continued)

The fair value of the options granted under the 2000 Long-Term Incentive Plan and of the shares awarded under the 2001 Employee Stock Purchase Plan was estimated using a Black-Scholes option pricing model. The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	Long-Term Incentive Plan		Employee Stock Purchase Plan
	2009	2008	2009	2008
	Weighted	Weighted	Weighted	Weighted
	average	average	average	average

Fair value	$4.92	$5.58	$5.82	$6.59
Weighted average share price	$23.25	$24.95	$19.47	$22.95
Weighted average exercise price	$23.25	$24.95	$19.47	$22.95
Expected volatility	29.70%	24.20%	48.40%	33.70%
Expected life	5.9 years	5.7 years	0.5 years	0.5 years
Risk free rate	2.4% to 2.6%	1.5% to 3.5%	0.3% to 0.4%	2.0% to 2.4%
Expected dividend yield	3.6%	2.2%	3.6%	2.1%
Forfeiture rate	0.0%	0.0%	0.0%	0.0%

The expected volatility is based on the historic volatility of Interactive Data’s share price over the vesting term of the options.

During the year Interactive Data granted the following shares under restricted share arrangements:

	2009			2008
		Weighted	Weighted		Weighted	Weighted
	Number of	average	average	Number of	average	average
	shares	fair value	fair value	shares	fair value	fair value
	000s	$		£000s	$	£

2000 Long-Term Incentive Plan	415	22.92	14.19	194	25.43	17.69

Shares awarded under the 2000 Long-Term Incentive Plan were valued based on the share price prevailing at the date of grant.

27.	Share capital and share premium

	Number	Ordinary	Share
	of shares	shares	premium
	000s	£m	£m

At 1 January 2008	808,028	202	2,499
Issue of ordinary shares — share option schemes	1,248	—	6

At 31 December 2008	809,276	202	2,505

Issue of ordinary shares — share option schemes	1,523	1	7

At 31 December 2009	810,799	203	2,512

The ordinary shares have a par value of 25p per share (2008: 25p per share). All issued shares are fully paid. All shares have the same rights.

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of debt (see note 18), cash and cash equivalents (see note 17) and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings.

The Group reviews its capital structure on a regular basis and will balance its overall capital structure through payments of dividends, new share issues as well as the issue of new debt or the redemption of existing debt in line with the financial risk policies outlined in note 19.

Notes to the Consolidated Financial Statements (Continued)

28.	Treasury shares

	Pearson plc		Interactive Data		Total
	Number		Number
	of shares		of shares
	000s	£m	000s	£m	£m

At 1 January 2008	11,761	141	7,229	75	216
Purchase of treasury shares	2,028	12	1,976	35	47
Release of treasury shares	(3,341)	(41)	—	—	(41)

At 31 December 2008	10,448	112	9,205	110	222

Purchase of treasury shares	2,200	13	1,280	20	33
Release of treasury shares	(2,983)	(29)	—	—	(29)

At 31 December 2009	9,665	96	10,485	130	226

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 1.2% (2008: 1.3%) of called-up share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share.

Interactive Data hold their own shares in respect of share buy-back programmes. These shares are held as treasury shares and have a par value of $0.01.

The nominal value of Pearson plc treasury shares amounts to £2.4m (2008: £2.6m). The nominal value of Interactive Data treasury shares amounts to £0.07m (2008: £0.06m).

At 31 December 2009 the market value of Pearson plc treasury shares was £86.1m (2008: £67.0m) and the market value of Interactive Data treasury shares was £164.3m (2008: £157.9m).

Notes to the Consolidated Financial Statements (Continued)

29.	Business combinations

On 15 April 2009 the Group acquired Wall Street English (WSE), China’s leading provider of premium English language training to adults. On 15 July 2009 the Group completed the purchase of an additional stake in Maskew Miller Longman (MML), its South African publishing business. Provisional values for the assets and liabilities arising from these and other acquisitions completed in the year together with adjustments to prior year acquisitions are as follows:

		2009				2008
		Wall Street
		English	MML	Other	Total	Total
	Notes	Fair value	Fair value	Fair value	Fair value	Fair value
	All figures in £ millions

Property, plant and equipment	10	6	1	2	9	6
Intangible assets	11	40	47	55	142	220
Intangible assets — Pre-publication	20	—	—	2	2	27
Inventories		1	12	1	14	7
Trade and other receivables		8	7	8	23	54
Cash and cash equivalents		3	9	17	29	16
Trade and other liabilities		(56)	(16)	(19)	(91)	(52)
Current income tax liabilities		—	(2)	(2)	(4)	(3)
Net deferred income tax liabilities	13	(9)	(12)	(24)	(45)	(4)
Provisions for other liabilities and charges		—	—	—	—	(26)
Retirement benefit obligations		—	—	(1)	(1)	—
Minority interest		—	(7)	(9)	(16)	(2)
Assets held for sale		—	—	—	—	3

Net assets/(liabilities) acquired at fair value		(7)	39	30	62	246

Goodwill	11	108	38	59	205	153

Increase in fair values of proportionate holding arising on stepped acquisition		—	(23)	—	(23)	—

Total		101	54	89	244	399

Satisfied by:
Cash		(101)	(49)	(51)	(201)	(394)
Other consideration		—	(5)	—	(5)	—
Deferred consideration		—	—	(27)	(27)	—
Net prior year adjustments		—	—	(11)	(11)	(5)

Total consideration		(101)	(54)	(89)	(244)	(399)

Carrying value of net (liabilities)/assets acquired		(22)	5	2	(15)	78
Fair value adjustments		15	34	28	77	168

Fair value		(7)	39	30	62	246

Notes to the Consolidated Financial Statements (Continued)

The goodwill arising on these acquisitions results from substantial cost and revenue synergies and from benefits that cannot be separately recognised, such as the assembled workforce.

	Wall Street English
	Carrying	Fair value
	value	adjustments	Fair value
	All figures in £ millions

Property, plant and equipment	6	—	6
Intangible assets	16	24	40
Inventories	1	—	1
Trade and other receivables	8	—	8
Cash and cash equivalents	3	—	3
Trade and other liabilities	(56)	—	(56)
Net deferred income tax liabilities	—	(9)	(9)

Net liabilities acquired	(22)	15	(7)

Goodwill			108

Total			101

	MML
	Carrying	Fair value
	value	adjustments	Fair value
	All figures in £ millions

Property, plant and equipment	1	—	1
Intangible assets	—	47	47
Inventories	12	—	12
Trade and other receivables	7	—	7
Cash and cash equivalents	9	—	9
Trade and other liabilities	(16)	—	(16)
Current income tax liabilities	(2)	—	(2)
Net deferred income tax liabilities	1	(13)	(12)
Minority interest	(7)	—	(7)

Net assets acquired	5	34	39

Goodwill			38

Increase in fair values of proportionate holding arising on stepped acquisition			(23)

Total			54

Notes to the Consolidated Financial Statements (Continued)

Net cash outflow on acquisition:

	2009	2008	2007
	All figures in £ millions

Cash — Current year acquisitions	(201)	(394)	(468)
Cash — Acquisitions yet to complete	(4)	(12)	—
Deferred payments for prior year acquisitions and other items	(32)	(5)	(4)
Cash and cash equivalents acquired	29	16	—

Cash outflow on acquisition	(208)	(395)	(472)

Wall Street English contributed £29m of sales and £nil to the Group’s profit before tax between the date of acquisition and the balance sheet date. MML contributed £22m of sales and £4m to the Group’s profit before tax between the date of acquisition and the balance sheet date. Other businesses acquired contributed £37m to the Group’s sales and £6m to the Group’s profit before tax between the date of acquisition and the balance sheet date.

If the acquisitions had been completed on 1 January 2009, the Group estimates that sales for the period would have been £5,658m and profit before tax would have been £662m.

30.	Disposals

	2009	2008	2007
	Total	Total	Total
	All figures in £ millions

Disposal of subsidiaries
Property, plant and equipment	—	(7)	(16)
Intangible assets	—	(1)	(6)
Intangible assets — Pre-publication	—	(2)	—
Inventories	—	(7)	(1)
Trade and other receivables	—	(8)	(95)
Cash and cash equivalents	—	—	(14)
Net deferred income tax liabilities	—	—	2
Trade and other liabilities	—	9	71
Retirement benefit obligations	—	—	3
Provisions for other liabilities and charges	—	—	1
Minority interest	—	—	—
Attributable goodwill	—	(99)	(242)
Cumulative translation adjustment	—	(49)	(53)

Net assets disposed	—	(164)	(350)

Cash received	—	114	481
Deferred receipts	—	2	—
Other proceeds received	—	—	35
Costs	—	(5)	(20)

(Loss)/profit on sale	—	(53)	146

Notes to the Consolidated Financial Statements (Continued)

	2009	2008	2007

Cash flow from disposals
Cash — Current year disposals	—	114	481
Cash — Transactions with minorities	14	12	14
Cash and Cash equivalents disposed	—	—	(14)
Costs paid	—	(15)	(12)

Net cash inflow	14	111	469

Further details of the Data Management business disposal in 2008 are shown in note 3.

31.	Cash generated from operations

	Notes	2009	2008	2007
		All figures in £ millions

Net profit		462	323	310
Adjustments for:
Income tax		198	209	222
Depreciation	10	85	80	68
Amortisation of purchased intangible assets	11	103	86	45
Amortisation of other intangible assets	11	44	30	25
Loss on sale of property, plant and equipment		2	1	1
Net finance costs	6	95	91	106
Share of results of joint ventures and associates	12	(30)	(25)	(23)
Loss/(profit) on sale of discontinued operations	3	—	53	(146)
Goodwill impairment of discontinued operation		—	—	97
Net foreign exchange adjustment from transactions		(14)	105	11
Share-based payment costs	26	37	33	30
Pre-publication		(16)	(58)	(38)
Inventories		32	(12)	(1)
Trade and other receivables		(14)	(81)	(5)
Trade and other liabilities		103	82	80
Retirement benefit obligations		(72)	(14)	(126)
Provisions for other liabilities and charges		(3)	(9)	3

Net cash generated from operations		1,012	894	659

Net cash generated from operations is translated at an exchange rate approximating to the rate at the date of cash flow. The difference between this rate and the average rate used to translate profit gives rise to a currency adjustment in the reconciliation between net profit and net cash generated from operations. This adjustment reflects the timing difference between recognition of profit and the related cash receipts or payments.

Included in net cash generated from operations is an amount of £nil (2008: £nil; 2007; £7m) relating to discontinued operations.

Notes to the Consolidated Financial Statements (Continued)

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2009	2008	2007
	All figures in £ millions

Net book amount	3	3	15
Loss on sale of property, plant and equipment	(2)	(1)	(1)

Proceeds from sale of property, plant and equipment	1	2	14

The principal other non-cash transactions are movements in finance lease obligations of £8m (2008: £2m; 2007 £4m).

32.	Contingencies

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

33.	Commitments

There were no commitments for capital expenditure contracted for at the balance sheet date but not yet incurred.

The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The Group also leases various plant and equipment under operating lease agreements, also with varying terms. The lease expenditure charged to the income statement during the year is disclosed in note 4.

The future aggregate minimum lease payments in respect of operating leases are as follows:

	2009	2008
	All figures in £ millions

Not later than one year	153	149
Later than one year and not later than two years	144	138
Later than two years and not later than three years	129	129
Later than three years and not later than four years	114	118
Later than four years and not later than five years	99	108
Later than five years	848	970

	1,487	1,612

34.	Related party transactions

Joint ventures and associates — Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12. Amounts falling due from joint ventures and associates are set out in note 22.

Key management personnel — Key management personnel are deemed to be the members of the board of directors of Pearson plc. It is this board which has responsibility for planning, directing and controlling the activities of the Group. Key management personnel compensation is disclosed in the directors’ remuneration report.

There were no other material related party transactions.

No guarantees have been provided to related parties.

35.	Events after the balance sheet date

During January 2010, the Group announced that Interactive Data was undertaking a preliminary review of strategic alternatives for its business. At the date of this report, the outcome of the review is still uncertain.

On 3 February 2010 the FT Publishing business announced the acquisition of Medley Global Advisors LLC, a premier provider of macro policy intelligence to the world’s top investment banks, hedge funds and asset managers for $15.5m.

SIGNATURES

The registrant hereby certifies that it meets the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this annual report on its behalf.

Pearson plc

/s/   Robin Freestone
Robin Freestone
Chief Financial Officer

Date: March 31, 2009