Form 20-F
period 2010-12-31
PEARSON PLC
filed 2011-03-25
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON March 25, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2010
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Ordinary Shares, 25p par value	812,677,377

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

For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of £1.00 = $1.54, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2010, the last business day of 2010. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On February 28, 2011 the noon buying rate for sterling was £1.00 = $1.62.

The Group consists of three major worldwide businesses, Pearson Education, The FT Group (“FT”) and the Penguin Group (“Penguin”). See “Item 4. Information on the Company — Overview of operating divisions”.

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

The table below shows selected consolidated financial data under IFRS as issued by the IASB. The selected consolidated profit and loss account data for the years ended December 31, 2010, 2009 and 2008 and the selected consolidated balance sheet data as at December 31, 2010 and 2009 have been derived from our audited consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report.

The results of the Interactive Data business (disposed in July 2010) have been included in discontinued operations for all the years to 2010. The results of the Data Management business (disposed in February 2008) have been included in discontinued operations for all years to 2008. The results of Government Solutions (disposed in February 2007) and Les Echos (disposed in December 2007) have been included in discontinued operations for all the years to 2007.

The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.

For convenience, we have translated the 2010 amounts into US dollars at the rate of £1.00 = $1.54, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2010.

	Year Ended December 31
	2010	2010	2009	2008	2007	2006
	$	£	£	£	£	£
	(In millions, except for per share amounts)

Consolidated Income Statement data
Total sales	8,721	5,663	5,140	4,405	3,818	3,658
Total operating profit	1,144	743	619	564	484	440
Profit after taxation from continuing operations	807	524	377	344	274	405
Profit for the financial year	2,002	1,300	462	323	310	469
Consolidated Earnings data per share
Basic earnings per equity share(1)	$2.49	161.9p	53.2p	36.6p	35.6p	55.9p
Diluted earnings per equity share(2)	$2.49	161.5p	53.1p	36.6p	35.6p	55.8p
Basic earnings from continuing operations per equity share(1)	$1.02	66.0p	47.0p	42.9p	34.1p	50.6p
Diluted earnings from continuing operations per equity share(2)	$1.01	65.9p	47.0p	42.9p	34.1p	50.5p
Dividends per ordinary share	$0.60	38.7p	35.5p	33.8p	31.6p	29.3p
Consolidated Balance Sheet data at period end
Total assets (non-current assets plus current assets)	16,429	10,668	9,412	9,896	7,292	7,213
Net assets	8,632	5,605	4,636	5,024	3,874	3,644
Long-term obligations(3)	(4,344)	(2,821)	(3,051)	(2,902)	(1,681)	(1,853)
Capital stock	313	203	203	202	202	202
Number of equity shares outstanding (millions of ordinary shares)	813	813	810	809	808	806

Notes:

(1)	Basic earnings per equity share is based on profit for the financial period and the weighted average number of ordinary shares in issue during the period.

(2)	Diluted earnings per equity share is based on diluted earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings comprise earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options.

(3)	Long-term obligations comprise any liabilities with a maturity of more than one year, including medium and long-term borrowings, derivative financial instruments, pension obligations and deferred income tax liabilities.

Dividend information

We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at our annual general meeting. At our annual general meeting on April 28, 2011 our shareholders will be asked to approve a final dividend of 25.7p per ordinary share for the year ended December 31, 2010.

The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in The City of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2010 fiscal year will be paid on May 6, 2011.

Fiscal year	Interim	Final	Total	Interim	Final		Total
	(Pence per ordinary share)			(Cents per ordinary share)

2010	13.0	25.7	38.7	20.3	39.6	*	59.9
2009	12.2	23.3	35.5	19.8	34.3		54.1
2008	11.8	22.0	33.8	21.6	33.2		54.8
2007	11.1	20.5	31.6	22.4	39.9		62.3
2006	10.5	18.8	29.3	20.0	31.4		51.4

*	As the 2010 final dividend had not been paid by the filing date, the dividend has been translated into cents using the noon buying rate for sterling at December 31, 2010.

Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting the Group.

Exchange rate information

The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per pound sterling. The average rate is calculated by using the average of the noon buying rates in The City of New York on each day during a monthly period and on the last day of each month during an annual period. On December 31, 2010 the noon buying rate for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes for sterling was £1.00 = $1.54. On February 28, 2011 the noon buying rate for sterling was £1.00 = $1.62.

Month	High	Low

February 2011	$1.62	$1.60
January 2011	$1.60	$1.55
December 2010	$1.59	$1.54
November 2010	$1.63	$1.56
October 2010	$1.60	$1.57
September 2010	$1.59	$1.53

Year Ended December 31	Average rate

2010	$1.54
2009	$1.57
2008	$1.84
2007	$2.01
2006	$1.84

Risk factors

You should carefully consider the risk factors described below, as well as the other information included in this Annual Report. Our business, financial condition or results from operations could be materially adversely affected by any or all of these risks, or by other risks that we presently cannot identify.

Our education, business information and book publishing businesses will be impacted by the rate of and state of technological change, including the digital evolution and other disruptive technologies.

A common trend facing all our businesses is the digitization of content and proliferation of distribution channels, either over the internet, or via other electronic means, replacing traditional print formats. The digital migration brings the need for change in product distribution, consumers’ perception of value and the publisher’s position between retailers and authors, which affects managing stock levels. The trend to e-books has created contraction in the consumer books retail market which increases the risk of bankruptcy of a major retail customer; this could disrupt short-term product supply to the market as well as could result in a large debt write off.

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

If we do not adapt rapidly to these changes we may lose business to ‘faster’ more ‘agile’ competitors, who increasingly are non-traditional competitors, i.e. technology companies, making their identification all the more difficult. We may be required to invest significant resources to further adapt to the changing competitive environment.

Investment returns outside our traditional core US and UK markets may be lower than anticipated.

To take advantage of international growth opportunities and to reduce our reliance on our core US and UK markets we are increasing our investments in a number of emerging markets, some of which are inherently more risky than our traditional markets. Political, regulatory, economic and legal systems in emerging markets may be less predictable than in countries with more developed institutional structures. Political, regulatory, economic, currency, reputational and corporate governance risks (including fraud) as well as unmanaged expansion are all factors which could limit our returns on investments made in these markets.

Our US educational solutions and assessment businesses may be adversely affected by changes in state and local educational funding resulting from either general economic conditions, changes in government educational funding, programs, policy decisions, legislation at both at the federal and state level and/or changes in the state procurement processes.

The results and growth of our US educational solutions and assessment businesses are dependent on the level of federal and state educational funding, which in turn is dependent on the robustness of state finances and the level of funding allocated to educational programs. State, local and municipal finances have been adversely affected by the US recession and the unknown timing of economic recovery. Funding pressures remain, with competition from low price and disruptive new business models and promotion of open source to keep costs down. The current challenging environment could impact our ability to collect on education-related debt.

Federal and/or state legislative changes can also affect the funding available for educational expenditure, which include the impact of education reform, such as the reauthorization of the Elementary and Secondary Education Act, the introduction of the Common Core and Race to the Top funding. Similarly changes in the state procurement process for textbooks, learning material and student tests, particularly in the adoptions market can also affect our markets. For example, changes in curricula, delays in the timing of the adoptions and changes in the student testing process can all affect these programs and therefore the size of our market in any given year.

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

We operate a number of pension plans throughout the world, the principal ones being in the UK and the US. The major plans are self-administered with the plans’ assets held independently of the Group. Regular valuations, conducted by independent qualified actuaries, are used to determine pension costs and funding requirements. As these assets are invested in the capital markets, which are often volatile, the plans may require additional funding from us, which could have an adverse impact on our results.

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

We cannot be sure that our proprietary rights will not be challenged, invalidated or circumvented. Our intellectual property rights in countries such as the US and the UK, jurisdictions covering the largest proportion of our operations, are well established. However, we also conduct business in other countries where the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect our future growth. Moreover, despite trademark and copyright protection, third parties may copy, infringe or otherwise profit from our proprietary rights without our authorization.

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

In that regard, Google reached a tentative settlement in 2008 with the Author’s Guild and the Association of American Publishers over Google’s plans to copy the full text of all books ever published without permission of the copyright owners, including Pearson. The agreement was revised in 2009 to narrow the definition of books covered under the settlement agreement to those registered with the US Copyright Office by January 2009 or published in Australia, UK, Canada or US. Subject to final court approvals, the settlement would allow copyright owners of books covered by it to control the online display of those books by Google, with a sharing of revenues derived from that display. The amended settlement agreement has yet to be approved.

A major data privacy breach may cause reputational damage to our brands and financial loss.

Across our businesses we hold large volumes of personal data including that of employees, customers and, in our assessment businesses, students and citizens. Individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes. As the techniques used to gain unauthorized access change frequently, we may be unable to anticipate or protect against the threat of breaches. Failure to adequately protect personal data could lead to penalties, significant remediation costs, reputational damage, potential cancellation of some existing contracts and inability to compete for future business.

Operational disruption to our business caused by our third party providers, a major disaster and/or external threats could restrict our ability to supply products and services to our customers.

Across all our businesses, we manage complex operational and logistical arrangements including distribution centers, data centers and large office facilities as well as relationships with third party print sites. We have also outsourced some support functions, including information technology, to third party providers. The failure of third parties to whom we have outsourced business functions could adversely affect our reputation and financial condition. Failure to recover from a major disaster, (e.g. fire, flood etc) at a key facility or the disruption of supply from a key third party vendor or partner (e.g. due to bankruptcy) could restrict our ability to service our customers. Similarly external threats, such as a flu pandemic, terrorist attacks, strikes, weather etc, could all affect our business and employees, disrupting our daily business activities.

Changes in students’ buying and distribution behaviour put downward pressure on price.

Students are seeking cheaper sources of content, e.g. online discounters, file sharing, use of pirated copies, and rentals, along with open source. This change in behaviour, along with the move from professor-centric decision-making, puts downward pressure on textbook prices in our major markets.

Our professional services and school assessment businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. Our financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed.

These businesses are characterized by multi-million pound sterling contracts spread over several years. As in any contracting business, there are inherent risks associated with the bidding process, start-up, operational performance and contract compliance (including penalty clauses) which could adversely affect our financial performance and/or reputation. Failure to retain these contracts at the end of the contract term could adversely impact our future revenue growth. At Edexcel, our UK Examination board and testing business, any change in UK Government policy to examination marking (e.g. price capping) could have a significant impact on our present business model.

We operate in markets which are dependent on Information Technology (IT) systems and technological change.

All our businesses, to a greater or lesser extent, are dependent on information technology. We either provide software and/or internet services to our customers or we use complex IT systems and products to support our business activities, particularly in business information publishing, back-office processing and infrastructure. We face several technological risks associated with software product development and service delivery in our educational businesses, information technology security (including virus and hacker attacks), e-commerce, enterprise resource planning system implementations and upgrades. Although plans and procedures are in place to reduce such risks, our businesses could be adversely affected if our systems and infrastructure experience a significant failure or interruption.

Failure to generate anticipated revenue growth, synergies and/or cost savings from acquisitions could lead to goodwill and intangible asset impairments.

We continually acquire and dispose of businesses to achieve our strategic objectives. In 2010 we acquired Melorio plc, Medley Global Advisors LLC, Sistema Educacional Brasileiro, Wall Street Institute Education Sarl, America’s Choice Inc and several other small acquisitions, and we sold our interest in Interactive Data. Acquired goodwill and intangible assets could be impaired if we are unable to generate the anticipated revenue growth, synergies and/or cost savings associated with these or other acquisitions.

Expected benefits from our finance transformation programme initiatives may not be realised.

We have entered into a substantial finance transformation programme based around shared and common processes and services, including the outsourcing of financial transaction processing, which is expected to result in significant cost savings in future years. The programme may take longer than planned, cost more than planned, and may cause disruption to our business. There is no assurance that the full extent of the anticipated benefits will be realised in the timeline envisaged.

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

As with any international business our earnings can be materially affected by exchange rate movements. We are particularly exposed to movements in the US dollar to sterling exchange rate as approximately 60% of our revenue is generated in US dollars. Sales for 2010, translated at 2009 average rates, would have been £128m or 2% lower.

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

Each 5¢ change in the average £:$ exchange rate for the full year (which in 2010 was £1:$1.54) has a translation impact of approximately 1.3p on reported earnings per share and affect shareholders’ funds by approximately £115m.

The inherent volatility of advertising could adversely affect the profitability of our newspaper business.

Advertising revenue is susceptible to fluctuations in economic cycles. Certain of our products, such as the Financial Times newspaper, are more advertising-driven than our other products. Consequently, these products are more affected by decreases in advertising revenue. As the internet continues to grow as a global medium for information, communication and commerce, advertisers are increasingly shifting advertising dollars from print to online media. Any downturn in corporate and financial advertising spend due to the economic slowdown will negatively impact the results.

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

Social, environmental and ethical risk.

We consider social, environmental and ethical (SEE) risks no differently to the way we manage any other business risk. Our 2009 risk assessment did not identify any significant under-managed SEE risks, nor have any of our most important SEE risks, many concerned with reputational risks, changed year on year. These are: journalistic/author integrity, ethical business behaviour, intellectual copyright protection, compliance with UN Global Compact standards, environmental impact, people and data privacy.

ITEM 4.	INFORMATION ON THE COMPANY

Pearson plc

Pearson plc, (Pearson) is an international media and education company with its principal operations in the education, business information and consumer publishing markets. We create and manage intellectual property, which we promote and sell to our customers under well-known brand names, to inform, educate and entertain. We deliver our content in a variety of forms and through a variety of channels, including books, newspapers and online services. We increasingly offer services as well as content, from test creation, administration and processing to teacher development and school software. Though we operate in more than 70 countries around the world, today our largest markets are the US (59% of sales) and Europe (21% of sales) on a continuing basis.

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

Overview of operating divisions

Pearson consists of three major worldwide businesses:

Pearson Education is a leading provider of educational materials and learning technologies. It provides test development, processing and scoring services to governments, educational institutions, corporations and professional bodies around the world. It publishes across the curriculum and provides a range of education services including teacher development, educational software and system-wide solutions. In 2010, Pearson Education operated through three worldwide segments, which we refer to as “North American Education”, “International Education” and “Professional”:

The FT Group provides business and financial news, data, comment and analysis, in print and online, to the international business community. The FT Group includes the Financial Times newspaper and FT.com website, a range of specialist financial magazines and online services, and Mergermarket, which provides proprietary forward-looking insights and intelligence to businesses and financial institutions. During the year Pearson sold its 61% interest in Interactive Data, previously part of the FT Group.

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

Our strategy

Our goal is to be the world’s leading ‘learning’ company, and to help people make progress in their lives through learning, wherever and whenever they are learning — young or old; at home, school or at work; and through whatever medium and style of learning is most effective.

We aim to produce consistent growth on three key financial measures — earnings per share, cash flow and return on invested capital — which we believe are, together, good indicators that we are building long-term value of Pearson.

To achieve this goal, our strategy has four parts, common to all our businesses:

•	Long-term organic investment in content: We invest steadily in content such as new education programmes, new and established authors for Penguin and the FT Group’s journalism. We believe that this constant investment is critical to the quality and effectiveness of our products and services.

•	Digital products and services businesses: Our strategy centers on adding services to our content, usually enabled by technology, to make the content more useful, personal and valuable. These digital and services businesses give us access to new sources of revenues to sustain growth. We now receive close to one-third of our annual sales from digital products and services which is more than double the total five years ago.

•	International expansion: Pearson has market leading positions in major developed economies, particularly the US, UK and Western Europe. We are already present in more than 70 countries and we are investing to become a much larger global company, with particular emphasis on emerging markets, such as China, India, Africa and Latin America. Over the past 5 years our ‘international’ (meaning ‘outside North America’) education business has grown sales at an average annual rate of 18% through strong organic growth and acquisitions.

•	Efficiency: The businesses of Pearson have a lot in common, in costs, assets, and activities. Pooling those makes the company stronger and more efficient. It also allows our businesses to learn from each other and to collaborate to save money. On that basis we have invested for efficiency through savings in our individual businesses and through a strong centralized operations structure. We are integrated in many areas where our businesses share the same needs — purchasing, warehousing, distribution, facilities and real estate, project management, people resources, finance and accounting, and transactions. Over the past five years, we have increased our adjusted operating profit margins from 12.7% to 15.1% and reduced average working capital as a percentage of sales from 26.3% to 20.1%. Adjusted operating profit is a key financial measure used by management to evaluate performance and allocate resources to our business segments. See “Item 5. Operating and Financial Review and Prospects”.

Operating divisions

Pearson Education

Pearson Education is one of the largest publishers of textbooks and online teaching materials, and provider of assessment services. It serves the growing demands of teachers, students, parents and professionals throughout the world for stimulating and effective education programs in print and online.

We report Pearson Education’s performance in the three segments: North American Education, International Education, and Professional. In 2010, Pearson Education had sales of £4,207m or 74% (74% in 2009) of Pearson’s total continuing sales. Pearson Education generated 78% of Pearson’s continuing operating profit.

North American Education

Our North American Education business serves educators and students in the USA and Canada from early education through elementary, middle and high schools and into higher education with a wide range of products and services: curriculum textbooks and other learning materials; student assessments and testing services; and education technologies. Pearson has a leading position in each of these areas and a distinctive strategy of connecting those parts to support institutions and personalize learning. We have now integrated our North American School and Higher Education companies, which we believe will bring significant opportunities to develop growth businesses, to share investments and technologies and to gain further efficiencies.

Our North American School business contains a unique mix of publishing, testing and technology products for the elementary and secondary school markets, which are increasingly integrated. The major customers of this business are state education boards and local school districts. The business publishes high quality curriculum programmes for school students, at both elementary and secondary level, under a number of imprints including Pearson Scott Foresman and Pearson Prentice Hall. We also provide digital instructional solutions under Pearson Digital Learning, such as enVisionMATH and Miller-Levine Biology. The business also provides student information, assessment, reporting and business solutions (Pearson School Systems), which enables elementary and secondary schools and school districts to record and manage information about student attendance and performance.

Our school testing business is the leading provider of test development, processing and scoring services to US states and the federal government. Its capabilities have been further enhanced through the integration of the Harcourt Assessment business.

Our North American Higher Education business is the largest publisher of textbooks and related course materials for colleges and universities in the US. We publish across all of the main fields of study with imprints such as Pearson Prentice Hall, Pearson Addison Wesley, Pearson Allyn & Bacon, Pearson Benjamin Cummings and Pearson Longman. Typically, professors or other instructors select or ‘adopt’ the textbooks and online resources they recommend for their students, which students then purchase either in a bookstore or online. Today the majority of our textbooks are accompanied by online services which include homework and assessment tools, study guides and course management systems that enable professors to create online courses. We have also introduced new formats such as downloadable audio study guides and electronic textbooks which are sold on subscription. In addition, we have a fast-growing custom publishing business which works with professors to produce textbooks and online resources specifically adapted for their particular course.

See “Item 5 Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2010 compared to year ended December 31, 2009 — Sales and operating profit by division — North American Education” for a discussion of developments during 2010 with respect to this division.

International Education

Our International Education business covers all educational publishing and related services outside North America.

Our International schools business publishes educational materials in local languages in a number of countries. We are one of the world’s leading providers of English Language Teaching (ELT) materials for children and adults, published under the well-known Longman imprint. In 2009 we strengthened our position further in international markets through the acquisition of Wall Street English, a chain of premium English language schools in China, and investment in vocational training and online learning in India, and in 2010 through the acquisition of Wall Street Institute, providing premium spoken English training for adults in 25 territories across Asia, Europe, the Middle East and Latin America, and Sistema Educacional Brasileiro’s schools learning systems business.

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

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2010 compared to year ended December 31, 2009 — Sales and operating profit by division — International Education” for a discussion of developments during 2010 with respect to this division.

Professional

Our Professional education business is focused on publishing, training, testing and certification for professionals. Over the past five years we have significantly re-orientated our professional publishing business towards long-term growth markets and built professional testing into a profitable industry leader.

Our Professional education business publishes under the following imprints: Addison Wesley Professional, Prentice Hall and Cisco Press (for IT professionals); Peachpit Press and New Riders (for graphics and design professionals); Que and Sams (consumer and professional imprint); and Financial Times-Prentice Hall (for the business education market).

Our professional testing business, Pearson VUE, manages major long-term contracts to provide qualification and assessment services through its network of test centers around the world. Key customers include major technology companies, the Graduate Management Admissions Council, NCLEX, the Financial Industry Regulatory Authority and the UK’s Driving Standards Agency.

Our professional training business has developed over the year with the acquisition of Melorio plc, a vocational training group.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2010 compared to year ended December 31, 2009 — Sales and operating profit by division — Professional” for a discussion of developments during 2010 with respect to this division.

The FT Group

The FT Group provides a broad range of data, analysis and services to an audience of internationally-minded business people and financial institutions. In 2010, the FT Group had sales of £403m, or 7% of Pearson’s total continuing sales (7% in 2009), and contributed 8% of Pearson’s operating profit from continuing operations.

FT Group comprises the Financial Times, FT.com website, and a portfolio of financial magazines and online financial information companies. During the year Interactive Data, our 61%-owned financial information company was sold and has been reclassified as a discontinued operation.

The FT Group has significantly shifted its business towards digital, subscription and content revenues and has continued to invest in talent and in services in faster growing emerging markets.

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

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2010 compared to year ended December 31, 2009 — Sales and operating profit by division — FT Group” for a discussion of developments during 2010 with respect to this division.

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

Penguin operates around the world through a series of connected national publishing houses. It publishes under a number of well known imprints including Putnam, Viking, Allen Lane, Hamish Hamilton, Berkley, Dorling Kindersley, Puffin and Ladybird. Penguin combines a longstanding commitment to local publishing with a determination to benefit from its worldwide scale, a globally recognized brand and growing demand for books in emerging markets. Its largest businesses are in the US, the UK, Australia, Canada, Ireland, India, South Africa and New Zealand.

In 2010, Penguin had sales of £1,053m, representing 19% of Pearson’s total continuing sales (19% in 2009) and contributed 14% of Pearson’s operating profit from continuing operations. Its largest market is the US, which generated around 59% of Penguin’s sales in 2010. Penguin earns around 93% of its revenues from the sale of hard cover and paperback books. The balance comes from audio books and e-books.

Penguin sells directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel that best serves the specific requirements of an order. It also sells through online retailers such as Amazon.com, as well as Penguin’s own website. Penguin also sells direct to the customer via digital sales agents.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2010 compared to year ended December 31, 2009 — Sales and operating profit by division — The Penguin Group” for a discussion of developments during 2010 with respect to this division.

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

The operating cycles in respect of Professional and the Penguin segment are more specialized in nature as they relate to educational or heavy reference products released into smaller markets (e.g. the financial training, IT and travel sectors). Nevertheless, in these markets, there is still a regular cycle of product renewal, in line with demand which management monitor. Typically the life cycle is 5 years for Professional content and up to 4 years for Penguin content. Elsewhere in the Group operating cycles are typically less than one year.

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

The FT Group competes with newspapers and other information sources, such as The Wall Street Journal, by offering timely and expert journalism and market intelligence. It competes for advertisers with other forms of media based on the ability to offer an effective means for advertisers to reach their target audience.

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

Recent developments

On November 22, 2010, the Group announced the proposed acquisition of a 75% stake in CTI Education Group, a leading South African education company for £31m. As at the end of December 2010 this acquisition had not been completed but is expected to complete in the first half of 2011.

On January 18, 2011, the Group announced that it had agreed to increase it shareholding in Tutorvista, the Bangalore based tutoring services company, to a controlling 76% stake for a consideration of $127m.

On March 7, 2011, the Group and Education Development International plc (EDI) announced that they had reached agreement on the terms of a recommended cash offer to be made by Pearson for the entire issued share capital of EDI. The offer values EDI at approximately £112.7m. EDI is a leading provider of education and training qualifications and assessment services, with a strong reputation for the use of information technology to administer learning programmes and deliver on-screen assessments.

Organizational structure

Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of our significant subsidiaries as at December 31, 2010, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

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

Property, plant and equipment

Our headquarters are located at leasehold premises in London, England. We own or lease approximately 1,000 properties, including approximately 550 testing/teaching centers in more than 70 countries worldwide, the majority of which are located in the United Kingdom and the United States.

The properties owned and leased by us consist mainly of offices, distribution centers and computer testing/teaching centers.

The vast majority of our printing is carried out by third party suppliers. We operate a small digital print operation as part of our Pearson Assessment & Testing businesses which provides short-run and print-on-demand products, typically custom client applications.

We own the following principal properties at December 31, 2010:

General use of property	Location	Area in square feet

Warehouse/Office	Kirkwood, New York, USA	524,000
Warehouse/Office	Pittston, Pennsylvania, USA	406,000
Office	Iowa City, Iowa, USA	310,000
Warehouse/Office	Old Tappan, New Jersey, USA	210,112
Warehouse/Office	Cedar Rapids, Iowa, USA	205,000
Office	Southwark, London, UK	155,000
Office	Hadley, Massachusetts, USA	137,070
Printing	Owatonna, Minnesota, USA	128,000

We lease the following principal properties at December 31, 2010:

General use of property	Location	Area in square feet

Warehouse/Office	Lebanon, Indiana, USA	1,091,435
Warehouse/Office	Cranbury, New Jersey, USA	886,747
Warehouse/Office	Indianapolis, Indiana, USA	737,850
Warehouse/Office	San Antonio, Texas, USA	559,258
Office	Upper Saddle River, New Jersey, USA	474,801
Warehouse/Office	Rugby, UK	446,077
Office	New York City, New York, USA	443,229
Office	London, UK	282,923
Warehouse/Office	Newmarket, Ontario, Canada	278,912
Warehouse/Office	Austin, Texas, USA	226,076
Office	Boston, Massachusetts, USA	225,299
Warehouse	Scoresby, Victoria, Australia	197,255
Office	Glenview, Illinois, USA	187,500
Warehouse/Office	Bedfordshire, UK	186,570
Office	Bloomington, Minnesota, USA	153,240
Office	Boston, Massachusetts, USA	138,112
Office	Harlow, UK	137,857
Office	Chandler, Arizona, USA	135,460
Warehouse/Office	Cedar Rapids, Iowa, USA	119,682
Office	New York City, New York, USA	117,478
Warehouse	San Antonio Zomeyucan, Mexico	113,638
Office	London, UK	112,000
Call Center	Lawrence, Kansas, USA	105,000

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for description of the Company’s capital expenditure.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

The Company has not received, 180 days or more before the end of the 2010 fiscal year, any written comments from the Securities and Exchange Commission staff regarding its periodic reports under the Exchange Act which remain unresolved.

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

General overview

Introduction

Sales from continuing operations increased from £5,140m in 2009 to £5,663m in 2010, an increase of 10%. The year on year growth was impacted by exchange rates, in particular the US dollar. The average US dollar exchange rate in 2010 strengthened in comparison to sterling in 2009, which had the effect of increasing reported sales in 2010 by £128m when compared to the equivalent figure at constant 2009 rates. When measured at constant 2009 exchange rates, all our businesses contributed to the growth. The International Education business in particular, benefited from acquisitions made in 2009 and 2010.

Reported operating profit increased by 20% from £619m in 2009 to £743m in 2010. The relative strength of the US dollar contributed to this increase and operating profit would have been approximately £37m lower if translated at constant 2009 exchange rates. Again, when measured at constant rates, we saw contributions to the growth in operating profit from all our businesses as we benefited from the improved sales performance and cost efficiencies.

Profit before taxation in 2010 of £670m compares to a profit before taxation of £523m in 2009. The increase of £147m reflects the improved operating performance and a reduction in net finance costs. Net finance costs reduced from £96m in 2009 to £73m in 2010. The Group’s net interest payable decreased by £13m in 2010 as we benefited from a fall in average interest rates on our floating-rate US dollar debt and a decrease in our overall level of average net debt following the receipt of proceeds from the sale of Interactive Data. Exchange losses of £7m in 2009 compare to a net exchange gain of £9m in 2010. The gain in 2010 mainly relates to exchange on new US borrowing raised in the year. In 2009, the charge mainly related to losses on cross currency swaps. The finance charge relating to post-retirement plans of £12m in 2010 was the same as that in 2009.

On 29 July 2010, Pearson’s 61% share in Interactive Data Corporation was sold to Silver Lake Technology Management LLC (Silver Lake) and Warburg Pincus LLC (Warburg Pincus) for $2bn. The results of Interactive Data have been included as discontinued operations for the period to 29 July 2010 and in prior periods. Included in discontinued operations in 2010 is the gain on sale of Interactive Data of £1,037m and the attributable tax charge of £306m. On February 22, 2008 the Group completed the sale of its Data Management business and this business has been included in discontinued operations for the period to February 22 in 2008, and in prior periods.

Net cash generated from operations increased to £1,169m in 2010 from £1,012m in 2009. The improved cash generation in 2010 was due to strong cash collections, particularly in our education businesses and was helped by our transition to a more digital and service based business. This transition is also helping to reduce our working capital and on an average basis, the ratio of working capital to sales improved from 25.1% to 20.1%, also reflecting tight working capital management and the favourable working capital profile of 2009 and 2010 acquisitions. Average working capital comprises the average of the monthly carrying values over the relevant 12 month period for inventory, pre-publication costs, debtors and creditors. Net interest paid at £68m in 2010 was £19m below the previous year, as a result of the fall in overall net interest and to the timing of interest payments on the bond portfolio. Tax paid excluding the amounts paid on the Interactive Data disposal in 2010 decreased to £85m compared to £103m in 2009 as Interactive Data itself had been a significant tax payer. Net capital expenditure on property, plant and equipment after proceeds from sales increased to £76m in 2010 from £61m in 2009. The net cash outflow in respect of businesses acquired increased from £208m in 2009 to £535m in 2010 whilst the Interactive Data sale in 2010 raised proceeds of £734m net of tax paid. There were no disposals in 2009. Dividends from joint ventures and associates were broadly flat year on year at £23m in 2010 against £22m in 2009. Dividends paid of £293m in 2009 (including £20m paid to non-controlling interests) compares to £298m in 2010 (including £6m paid to non-controlling interests). Overall net borrowings decreased by £662m from £1,092m at the end of 2009 to £430m at the end of 2010 largely due to the proceeds from the Interactive Data sale and the strong cash collections.

Outlook

Over the past five years Pearson has produced growth in earnings and cash flow. We sustained our growth even in the face of very tough economic and market conditions in recent years. We are planning for some of our markets to remain weak in 2011, particularly those that depend on government spending and traditional print publishing business models. In addition, we face tough comparatives (especially in the first half of the year) after our particularly strong competitive and financial performance in 2010.

Even so, we have built a series of competitive advantages which should help us deliver another good year in 2011. These advantages include our sustained investment, digital leadership, educational effectiveness, positions in fast-growing economies and operating efficiency.

Pearson Education

In education, we expect to achieve continued growth in 2011. In North America, we see growth in higher education (despite slower enrolment rates) and assessment more than offsetting a slower year for the school publishing industry (the result of the lower new adoption opportunity and pressure on state budgets). Our International Education business will benefit from its rapidly-growing position in services, technology and developing economies, enabling it to grow again despite the weak public spending environment in some markets.

FT Group

At the FT Group, we are rapidly shifting our business model towards digital and subscription revenues. Advertising revenues remain unpredictable, but we see healthy demand for the FT’s premium content, especially in digital formats, and a recovery in business conditions for Mergermarket.

The Penguin Group

Penguin will face another year of fast-changing industry conditions, driven by the rapid growth of both digital sales channels and digital books, and by the resulting pressures on physical bookstores. After a particularly strong competitive performance and financial results in 2010, we expect Penguin to perform in line with the overall consumer publishing industry this year, while we continue to adapt the business to these industry changes.

Sales information by operating division

The following table shows sales information for each of the past three years by operating division:

	Year Ended December 31
	2010	2009	2008
	£m	£m	£m

Education:
North American	2,640	2,470	2,002
International	1,234	1,035	866
Professional	333	275	244
FT Group	403	358	390
Penguin	1,053	1,002	903

Total	5,663	5,140	4,405

Sales information by geographic market supplied

The following table shows sales information for each of the past three years by geographic region:

	Year Ended December 31
	2010	2009	2008
	£m	£m	£m

European countries	1,205	1,081	1,092
North America	3,589	3,344	2,761
Asia Pacific	577	497	403
Other countries	292	218	149

Total	5,663	5,140	4,405

Exchange rate fluctuations

We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was £1:$1.54 in 2010, £1:$1.57 in 2009 and £1:$1.85 in 2008. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. In 2010, Pearson generated 59% of its sales in the US (2009: 61%; 2008: 59%). In 2010 we estimate that a five cent change in the average exchange rate between the US dollar and sterling would have had an impact on our reported earnings per share of 1.3p and a five cent change in the closing exchange rate between the US dollar and sterling would have had an impact on shareholders’ funds of approximately £115m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information. The year-end US dollar rate for 2010 was £1:$1.57 compared to £1:$1.61 for 2009. In terms of the year end rate, the weakening of sterling in comparison to the US dollar in 2010 was less significant than the strengthening of sterling compared to the US dollar in the previous year when the relatively weak value of the US dollar had the effect of reducing shareholders’ funds. The net effect of movement in all currencies in 2010 was an increase in our shareholders’ funds of £173m. The year-end rate for the US dollar in 2009 was £1:$1.61 compared to £1:$1.44 for

2008. The comparative weakness of the US dollar, contributed to an overall reduction in shareholders’ funds due to exchange movements of £388m in 2009.

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

Results of operations

Year ended December 31, 2010 compared to year ended December 31, 2009

Consolidated results of operations

Sales

Our total sales from continuing operations increased by £523m, or 10%, to £5,663m in 2010, from £5,140m in 2009. The increase reflected growth, on a constant exchange rate basis, at all of our businesses together with additional contributions from acquisitions made in both 2009 and 2010. The year on year growth was impacted by movements in exchange rates, particularly in the US dollar. 2010 sales, translated at 2009 average exchange rates, would have been £5,535m.

Pearson Education increased sales by £427m or 11% from £3,780m to £4,207m. The North American, International and Professional businesses all contributed to the increase although the International Education business was helped by acquisitions made in 2009 and 2010 and the Professional business benefited from the acquisition of Melorio in 2010. A high proportion of the increase was also due to exchange. We estimate that after excluding acquisitions, Pearson Education saw sales growth of 5% at constant last year exchange rates. The North American business saw strong growth in Higher Education which again out-performed the market which grew at 7.3% in 2010, according to the Association of American Publishers after benefiting from healthy enrolment growth and good demand for instructional materials. The North American publishing business also gained share in the US school curriculum market as this market returned to growth, benefiting from the stronger new adoption opportunity and in spite of the fact that state budgets remained under pressure. The US school publishing market grew 3.2% according to the Association of American Publishers. Revenues at the US Assessment and Information division were broadly level against 2009. State funding issues produced tough market conditions for our state assessment and teacher licensure testing businesses. This was offset by good growth in clinical and diagnostic assessments. International Education sales also benefited from exchange and a contribution from the acquisitions of Sistema Educacional Brasileiro and Wall Street Institute in 2010 and a full year contribution from the 2009 acquisitions of Wall Street English and Fronter and the increased shareholdings in Longman Nigeria and Maskew Miller Longman. After excluding the effect of acquisitions we estimate that there was growth of 6% at constant last year exchange rates in the International Education business. Professional sales increased in 2010 by 21% although much of this increase was due to the contribution from Melorio, the UK vocational training business acquired in June 2010. In terms of constant last year exchange rates and after taking out the acquisition of Melorio there was still good growth in professional testing and modest growth in the professional publishing business.

FT Group sales were 13% ahead of last year driven by strong growth at the Financial Times with growth in digital readership and subscriptions, helped by good advertising growth in 2010. Mergermarket continued to benefit from an improvement in market conditions and its flexibility in adapting to new client investment strategies which supported a recovery in renewal rates and growth in new business revenues. An increase in global merger and acquisition activity benefited Mergermarket and dealReporter and continued volatility in debt markets helped sustain the strong performance of DebtWire.

Penguin’s sales were up 5% in 2010 and it gained share in its three largest markets, the US, UK and Australia. Growth was also due to the very strong growth in ebooks which now account for 6% of Penguin revenues worldwide.

Pearson Education, our largest business sector, accounted for 74% of our continuing business sales in 2010 and 2009. North America continued to be the most significant source of our sales and as a proportion of total continuing sales contributed 63% in 2010 and 65% in 2009.

Cost of goods sold and operating expenses

The following table summarizes our cost of sales and net operating expenses:

	Year Ended December 31
	2010	2009
	£m	£m

Cost of goods sold	2,588	2,382

Distribution costs	298	275
Administration and other expenses	2,190	2,014
Other operating income	(115)	(120)

Total	2,373	2,169

Cost of goods sold.  Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges and the cost of service provision in the assessment and testing business. Our cost of sales increased by £206m, or 9%, to £2,588m in 2010, from £2,382m in 2009. The increase corresponds to the increase in sales with cost of sales at 45.7% of sales in 2010 compared to 46.3% in 2009.

Distribution costs.  Distribution costs consist primarily of shipping costs, postage and packing and remain a fairly constant percentage of sales.

Administration and other expenses.  Our administration and other expenses increased by £176m, or 9%, to £2,190m in 2010, from £2,014m in 2009. As a percentage of sales they remained consistent at 39% in 2010 and 2009.

Other operating income.  Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions together with income from the sale of assets. Other operating income decreased slightly to £115m in 2010 compared to £120m in 2009.

Share of results of joint ventures and associates

The contribution from our joint ventures and associates increased from £30m in 2009 to £41m in 2010. The 2010 result included a one off profit relating to a stepped acquisition at FTSE of £12m. The majority of the remainder of the profit comes from our 50% interest in the Economist.

Operating profit

The total operating profit increased by £124m, or 20%, to £743m in 2010 from £619m in 2009. 2010 operating profit, translated at 2009 average exchange rates, would have been £37m lower.

Operating profit attributable to Pearson Education increased by £71m, or 14%, to £576m in 2010, from £505m in 2009. The increase was attributable to a strong performance in the US Higher Education business and in the International businesses and due to the positive impact of exchange and a contribution from acquisitions. Operating profit attributable to the FT Group increased by £31m, or 100%, to £62m in 2010, from £31m in 2009. The increase reflects the improved profitability from digital businesses and the pick up in advertising together with the one off profit recorded by FTSE referred to above. Operating profit attributable to Penguin increased by £22m, or 27%, to £105m in 2010, from £83m in 2009. This increase was due to the improved sales performance and improved margins partly due to charges relating to the reorganisation of the business in the UK in 2009.

Net finance costs

Net finance costs decreased from £96m in 2009 to £73m in 2010. Net interest payable in 2010 was £73m, down from £86m in 2009. The Group’s net interest payable decreased by £13m in 2010, mainly due to a reduction in average interest rates on our floating US dollar debt and the effect of lower average levels of net debt following the receipt of proceeds from the sale of Interactive Data. Year on year, average three month LIBOR (weighted for the

Group’s net borrowings in US dollars and sterling at each year end) fell by 0.3% to 0.4%. This reduction in floating market interest rates drove the Group’s lower interest charge. However the low rates on deposited funds coupled with the impact on the calculation of significantly lower net debt, created an increase in the Group’s average net interest payable of 5.3% to 7.9%. The Group’s average net debt fell by £681m, reflecting the impact of the Interactive Data disposal. Finance charges relating to post-retirement plans were £12m in both 2010 and 2009.

Other net finance costs relating to foreign exchange and short-term fluctuations in the market value of financial instruments included a net foreign exchange loss of £7m in 2009 compared to a gain of £9 in 2010. In 2009 the loss mainly relates to losses on cross currency swaps and in 2010 the gain relates to exchange on new US dollar borrowing raised in the year. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Taxation

The total tax charge in 2010 of £146m represents 22% of pre-tax profits compared to a charge of £146m or 28% of pre-tax profits in 2009. Our overseas profits, which arise mainly in the US, are largely subject to tax at higher rates than the UK corporation tax rate (which had an effective statutory rate of 28% in 2010 and in 2009). Higher tax rates were partly offset by the recognition of tax losses and credits in the year including pre-acquisition and capital losses that were utilised in connection with the Interactive Data sale. The tax charge relating to that sale in July 2010 is included in the profit on discontinued businesses.

Non-controlling interest

The non-controlling interest in the income statement comprises mainly the publicly-held share of Interactive Data for the period to disposal in July 2010. There are also non-controlling interests in the Group’s businesses in South Africa, Nigeria, China and India although none of these are material to the Group numbers. The non-controlling interest in the Group’s newly acquired Brazilian business, Sistema Educacional Brasileiro, is expected to be bought out in the first half of 2011.

Discontinued operations

On 29 July 2010, Pearson’s 61% share in Interactive Data Corporation was sold to Silver Lake and Warburg Pincus for $2bn. The results of Interactive Data have been included as discontinued operations up to the date of sale on 29 July 2010. Included in discontinued operations in 2010 is Interactive Data’s results for the seven months to the date of sale, the gain on sale of £1,037m and the attributable tax charge of £306m. The total profit from discontinued operations, after taking account of the above items, was £776m in 2010 compared to £85m in 2009.

Profit for the year

The profit for the financial year in 2010 was £1,300m compared to a profit in 2009 of £462m. The overall increase of £838m was mainly due to the gain on sale of Interactive Data but also due to the improved operating performance and decrease in net finance costs.

Earnings per ordinary share

The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 161.9p in 2010 compared to 53.2p in 2009 based on a weighted average number of shares in issue of 801.2m in 2010 and 799.3m in 2009. The increase in earnings per share was due to the increase in profit for 2010 described above and was not significantly affected by the movement in the weighted average number of shares.

The diluted earnings per ordinary share of 161.5p in 2010 and 53.1p in 2009 was not significantly different from the basic earnings per share in those years as the effect of dilutive share options was again not significant.

Exchange rate fluctuations

The strengthening of the US dollar and other currencies against sterling on an average basis had a positive impact on reported sales and profits in 2010 compared to 2009. 2010 sales, translated at 2009 average exchange rates, would have been lower by £128m and operating profit, translated at 2009 average exchange rates, would have been lower by £37m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and operating profit by division

The following tables summarize our sales and operating profit for each of Pearson’s business segments. Adjusted operating profit is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. See also note 2 of “Item 18. Financial Statements”.

In our adjusted operating profit we have excluded amortization of acquired intangibles and acquisition costs. The amortization of acquired intangibles is the amortization of intangible assets acquired through business combinations and acquisition costs are the direct costs of acquiring those businesses. Neither of these charges are considered to be fully reflective of the underlying performance of the Group. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the Group.

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2010
	North American	International		FT	Interactive
£m	Education	Education	Professional	Group	Data	Penguin	Total

Sales	2,640	1,234	333	403	—	1,053	5,663
	47%	22%	6%	7%	—	18%	100%
Total operating profit	415	119	42	62	—	105	743
	56%	16%	6%	8%	—	14%	100%
Add back:
Other net gains and losses	—	10	—	(12)	—	—	(2)
Acquisition costs	1	7	2	1	—	—	11
Amortization of acquired intangibles	53	35	7	9	—	1	105

Adjusted operating profit: continuing operations	469	171	51	60	—	106	857
Adjusted operating profit: discontinued operations	—	—	—	—	81	—	81

Total adjusted operating profit	469	171	51	60	81	106	938

	50%	18%	5%	6%	9%	12%	100%

	Year Ended December 31, 2009
	North American	International		FT	Interactive
£m	Education	Education	Professional	Group	Data	Penguin	Total

Sales	2,470	1,035	275	358	—	1,002	5,140
	48%	20%	6%	7%	—	19%	100%
Total operating profit	354	109	42	31	—	83	619
	57%	18%	7%	5%	—	13%	100%
Add back:
Amortization of acquired intangibles	49	32	1	8	—	1	91

Adjusted operating profit: continuing operations	403	141	43	39	—	84	710
Adjusted operating profit: discontinued operations	—	—	—	—	148	—	148

Total adjusted operating profit	403	141	43	39	148	84	858

	47%	16%	5%	5%	17%	10%	100%

North American Education

North American Education sales increased by £170m, or 7%, to £2,640m in 2010, from £2,470m in 2009 and adjusted operating profit increased by £66m, or 16%, to £469m in 2010 from £403m in 2009. The results were affected by the relative strength of the US dollar, which we estimate increased sales by £53m and adjusted operating profit by £10m when compared to the equivalent figures at constant 2009 exchange rates. At constant exchange and after taking account of the contribution from acquisitions there was underlying growth in sales of 4% and profits of 12%. Growth was driven by the US Higher Education business.

The US School publishing market grew 3.2% in 2010, according to the Association of American Publishers. State budgets continue to be under pressure but the industry returned to growth, benefiting from the stronger new adoption opportunity this year (total opportunity of $800m in 2010 against $500m in 2009). The US School curriculum business gained share with a strong performance from enVisionMATH, our digital math curriculum. Successnet, our online learning platform for teachers and students which supports Pearson’s digital instruction, assessment and remediation programs, grew strongly, achieving almost 6 million registrations in 2010, up 33% on 2009, with the number of assessments taken through the system rising 53% to more than 8m. We continue to develop digital programs, platforms and mobile apps to boost achievement and to increase access and affordability. We successfully launched three major new school programs: digits (http://bit.ly/i9NcId), our digital middle school math program, which provides services for teachers including embedded assessment, differentiation of students and automation of administrative tasks; Writing Coach (http://www.phwritingcoach.com/) which is a blended print and online program that helps middle and high school students in writing and grammar with personalized assignments and grading; and Online Learning Exchange (www.onlinelearningexchange.com) which is an open education resource that allows teachers to create personalized digital learning programs using standards-based Pearson content as well as teacher-generated material. Poptropica (www.poptropica.com) is the largest virtual world for young children in the US with average monthly unique visitors growing by 40% to 8.1m from more than 100 countries and speaking more than 70 languages. Poptropica launched seven new islands and was the fifth most searched-for video game on Google.com in 2010. In September 2010 we acquired America’s Choice to boost Pearson’s services in school reform, a major focus of the US education department. America’s Choice brings together instruction, assessment, leadership development, professional development, coaching and ongoing consulting services.

Revenues at our US Assessment & Information division were broadly level against 2009. State funding pressures produced tough market conditions for our state assessment and teacher licensure testing businesses. This was offset by good growth in clinical and diagnostic assessments. We saw good profit growth at Assessment and Information as we benefited from a shift to premium products and further efficiencies generated from the integration of the Harcourt Assessment business. We renewed two important contracts, extending our long-standing relationships with the College Board to administer the SATs and with the Texas Education Agency to administer state-wide student assessments. We continue to achieve strong growth in secure online testing, delivering 13.3 million secure online tests in 2010, up 41% over 2009. Our market leading student information systems business in the US continued to achieve rapid organic growth further boosted by the acquisition of Administrative Assistants Limited in 2010. We now support almost 16 million US students, an increase of 49% over 2009. We achieved strong growth with AIMSWEB, our progress monitoring service which enables early intervention and remediation for struggling students. AIMSWEB now supports almost four million students, an increase of more than 20%.

The US Higher Education publishing market grew 7.3% in 2010, according to the Association of American Publishers with the industry benefiting from healthy enrolment growth and good demand for instructional materials. Pearson gained share from its lead in technology and customisation. Our US Higher Education business has now grown faster than its industry for 12 consecutive years. The pioneering ‘MyLab’ digital learning, homework and assessment programs again grew strongly with student registrations up 32% to more than 7.3m in North America. We launched LearningStudio which provides a broad suite of learning management technologies including eCollege and Fronter. LearningStudio increased fully online enrolments by 54% to 8.3m in North America. Renewal rates remained high at approximately 90% by value.

Overall adjusted operating margins in the North American Education business were higher at 17.8% in 2010 compared to 16.3% in 2009 with the majority of the increase attributable to cost efficiencies and the relative success of higher margin digital products.

International Education

International Education sales increased by £199m, or 19%, to £1,234m in 2010, from £1,035m in 2009 and adjusted operating profit increased by £30m, or 21%, to £171m in 2010 from £141m in 2009. The sales results benefit from exchange gains and a full year contribution from acquisitions made in 2009.

The International Education business is active in more than 70 countries. More than 670,000 students outside America used our MyLab digital learning, homework and assessment programs, an increase of more than 40%. They included 150,000 users of our online English-language products MyEnglishLabs and MyNorthStarLab, a 170% increase. Our eCollege learning management system won new contracts in Malaysia and Colombia. Our Fronter learning management system continued to grow strongly with unique registration rising more than 20% to 1.1 million students in more than 8,700 schools, colleges and universities around the world. Pearson Learning Solutions, which combines products and services from across Pearson to deliver a systematic approach to improving student performance, won new contracts in South Africa, Malta, Vietnam and the UK. During the year, the International Education business acquired Wall Street Institute (WSI), which provides premium spoken English training for adults, for $101m in cash. WSI has about 340 franchised learning centers in 25 territories in Asia, Europe, the Middle East and Africa. The acquisition reunites Wall Street Institute with Wall Street English, the Chinese arm of the company acquired by Pearson in 2009.

In the UK, BTEC, our flagship vocational qualification, attracted more than 1.4 million student registrations, up 28% on 2009. Registrations for our NVQ work-based learning qualification grew 45% to more than 165,000, and we introduced the BTEC Apprenticeship to serve the work-based learning market. We marked more than 5.4 million A/AS Level and GCSE and Diploma scripts in the 2009-2010 academic year, with 90% now marked onscreen. Pearson marked and delivered 3.4 million tests in six weeks for the National Curriculum Tests at Key Stage 2. We established a new school improvement business in the UK, which will work with schools to help them train teachers, improve strategic planning and structure teaching methods.

In Italy, adoption of our Linx digital secondary science program increased three-fold, helping Pearson to grow strongly and become joint market leader for combined lower and upper secondary education. Linx is built around content from our North American science programs customized for the Italian market. We began to develop a broader range and depth of digital products and services, including teacher training, to personalize learning and increase educational effectiveness. In the Netherlands, we launched iPockets, the first fully digital Early English course for 4-8 year-olds in Primary Education. The course is 100% digital and subscription based and customized for the Dutch market.

In South Africa’s Western Cape province, we won a three-year contract to prepare, administer and report all Grade 9 student assessments. The tests focus on both individual student results and the systemic performance of schools and districts. Pearson won new national contracts in Ethiopia, to supply 2.9 million Biology, Physics and English learning materials for Senior Secondary Grades 9 to 12. In Zimbabwe, we were awarded a contract by UNICEF to deliver 13.5 million textbooks to children in Grades 1 to 7 in Mathematics, Environmental Science, English, Shona and Ndebele.

We generated strong growth in the Gulf region in higher education with integrated technology products in Business & Economics and Science. Student enrolments at our Wall Street English schools in China increased by 27% and we announced plans to open 50 new English language centers in China over the next three to five years, adding to the 66 centers and schools already operating under the Wall Street English and Longman English brands

Pearson announced a strategic partnership with Sistema Educacional Brasileiro (SEB) in Brazil to provide services to its educational institutions and to acquire its school learning systems (“sistema”) business for $517m. A sistema is an integrated learning system incorporating curriculum design, teacher support and training, print and digital content, technology platforms, assessment and other services. SEB’s sistemas serve more than 450,000 students across both private and public schools. Our School Curriculum business grew strongly, particularly in Mexico, Colombia, Chile and Peru, as we continued to build our locally developed materials as well as Spanish language adaptations of US school programmes. There was strong growth of English Language Teaching materials across Latin America underpinned by performance in Brazil, Colombia, Argentina, Chile, Dominican Republic and Peru.

International Education adjusted operating margins improved slightly from 13.6% in 2009 to 13.9% in 2010.

Professional

Professional sales increased by £58m, or 21%, to £333m in 2010 from £275m in 2009. Adjusted operating profit increased by £8m or 19% to £51m in 2010, from £43m in 2009. Sales growth in the assessment and training businesses was strong and benefited from the acquisition of Melorio in June 2010.

In professional testing we continued to see good growth at Pearson VUE which administered more than 8 million tests in 2010, up 3% on 2009. Average revenues per test are increasing as we develop a broader range of services and enhance our systems and assessments to meet our customer’s needs. Pearson VUE renewed a number of major contracts including the Driving Standards Agency (DSA) of Great Britain and the Driver & Vehicle Agency (DVA) of Northern Ireland; Cisco; and Colorado Department of Regulatory Agencies. We also won a number of new contracts to deliver computer-based tests in the US, UK, UAE, Saudi Arabia, Egypt and Bahrain, covering the real estate, accountancy, legal, healthcare, skills and finance sectors.

In professional training, we acquired Melorio plc, one of the UK’s leading vocational training groups, for £98m, supporting our vocational education strategy by combining Melorio’s training delivery skills with our existing complementary strengths in educational publishing, technology and assessments. Melorio traded well in the second half of the year securing a number of large key contracts for training delivery, and successfully graduating and placing the largest IT graduate cohort in the history of the business. Our investment in systems, streamlining the course offering and training centres and back office integration are all on track.

Our Professional publishing business was level in 2010 with steady margins as strong growth in digital products and services offset continued challenging trading conditions in the retail market and a planned reduction in the number of print titles published. We launched online learning products with customisable content, assessment and personalised study paths and also delivered 450 hours of technical training through online subscriptions for the IT certification market. We developed applications for social networks and mobile devices to extend the reach and accessibility of our content and videos available within our Safari Books Online platform.

Overall adjusted operating margins in the Professional business were slightly lower at 15.3% in 2010 compared to 15.6% in 2009 as margins were impacted by the acquisition of Melorio.

FT Group

Sales at FT Group increased by £45m or 13%, from £358m in 2009 to £403m in 2010. Adjusted operating profit increased by £21m, from £39m in 2009 to £60m in 2010. The sales and profit increase is mainly from the Financial Times which saw increased demand for digital products and a pick up in advertising in the year. The Economist and other joint ventures and associates also contributed to the profit growth.

The Financial Times saw strong and accelerating growth in digital readership with digital subscriptions up over 50% to 207,000, more than 1,000 direct corporate customers and registered users up 79% to more than 3 million. It generated over 900,000 downloads of FT apps on mobile phones and tablet devices and won a prestigious Apple Design Award for its iPad app. The FT’s combined paid print and digital circulation reached 597,000 in the fourth quarter of 2010. After weak advertising markets in 2009, we saw good advertising growth in 2010 although the visibility for advertising revenues is poor. We extended the breadth and depth of FT’s premium subscription services through the launch of FT Tilt, focused on emerging markets; the launch of MandateWire US, extending the reach of this successful European brand into new markets; and the acquisition of Medley Global Advisors, a premier provider of macro policy intelligence.

Mergermarket benefited from improving market conditions and its flexibility in adapting to new client investment strategies, which supported stronger renewal rates and new business revenues. An increase in global merger and acquisition activity benefited Mergermarket and dealReporter; while continued volatility in debt markets helped sustain the strong performance of DebtWire. We saw strong growth in developing markets supported by new product launches including our first local language version of Mergermarket in China. In March 2010 we acquired Xtract research, which provides bond covenant data to allow investors to understand how covenants might impact on valuation.

The Economist, in which Pearson owns a 50% stake, increased global weekly circulation by 3.7% to 1.47 million (for the July-December 2010 ABC period) and total annual online visits increased to 118 million, up 21% on 2009. FTSE, our 50% owned joint venture with the London Stock Exchange, increased revenues by 20% and acquired the remaining 50% of FXI, FTSE’s joint venture with Xinhua Finance in China. Business Day and Financial Mail (BDFM), our 50% owned joint-venture in South Africa with Avusa, returned to profitability with revenue increasing by 5%. The business benefited from a recovery in advertising and the closure of non-profitable operations.

Overall adjusted operating margins at FT Publishing increased from 10.9% in 2009 to 14.9% in 2010 as advertising revenue fell through to the bottom line.

The Penguin Group

Penguin sales increased by £51m or 5%, to £1,053m in 2010 from £1,002m in 2009 and adjusted operating profit was up 26% to £106m in 2010 from £84m in 2009. Both sales and adjusted operating profit were affected by the stronger US dollar which we estimate increased sales by £32m and adjusted operating profit by £13m when compared to the equivalent figures at constant 2009 exchange rates. In 2010, Penguin benefited from a series of organisational changes in the UK made in 2009. These were designed to strengthen its publishing, reduce costs and accelerate the transition to digital production, sales channels and formats and to lower cost markets for design and production. Penguin’s 2009 results include approximately £9m of charges relating to these organisational changes.

Penguin saw a strong and consistent publishing performance across imprints and territories producing market share gains in the US, UK and Australia, our three largest markets. Strong growth in developing markets was boosted by the launch of new imprints and the increasing breadth and depth of our local publishing programs in India, China and South Africa. There was continued investment in global publishing with the launch of Penguin’s Classics in Portuguese and Arabic, joining existing Mandarin and Korean editions, the launch in India of a new imprint in partnership with bestselling author Shobhaa De, and the continued international roll-out of our non-fiction imprint Allen Lane in Canada.

eBook sales were up 182% on the previous year and now account for 6% of Penguin revenues worldwide. We accelerated our investment in digital products and innovation with new app releases in the children’s market including Spot, Peppa Pig, The Little Engine That Could, Ladybird’s Babytouch and the Mad Libs app, which was named one of the best apps at the 2010 E-Book Summit. For adults, we launched the groundbreaking myFry app; published the amplified ebook of Ken Follett’s international bestselling novel The Pillars of the Earth, featuring video, art and music from the original TV series; and we introduced ten DK Eyewitness Top Ten Travel Guides apps with more to follow in 2011. Penguin continued to invest to transform its internal publishing processes onto Pearson-wide digital platforms enabling faster product development and more efficient creation and re-use of content.

Penguin performed strongly in the US with a broad range of number one bestsellers from repeat authors such as Charlaine Harris, Nora Roberts, Tom Clancy, Ken Follett and Patricia Cornwell. Kathryn Stockett’s The Help stayed on the New York Times bestseller list for the whole of 2010 and has sold more than three million copies to date. Our outstanding performance in the UK, resulting in our market share rising two percentage points to 10%, was led by Jamie Oliver’s 30 Minute Meals. It sold 1.2 million copies to become the UK’s biggest selling non-fiction title of the last decade. Major bestsellers included Stephen Fry’s The Fry Chronicles, Kathryn Stockett’s The Help, and The History of the World in 100 Objects (published in partnership with the BBC and the British Museum), as well as the Percy Jackson and Diary of a Wimpy Kid series. DK produced a very good year thanks in part to its top-performing franchise LEGO (Lego Star Wars Visual Dictionary was on the New York Times bestseller list for the whole of 2010 with 18 weeks at number one). Other bestselling titles included The Masterchef Cookbook, Complete Human Body and Natural History. DK continues to benefit from the organisation changes made in 2009 as well as the ongoing development of its publishing centre in India. Penguin Children’s had an excellent year in both the US, with Penguin Young Readers Group achieving a record 39 New York Times bestsellers, and in the UK, where we reclaimed our position as the number one children’s publisher with significant market share gains.

Penguin adjusted operating margins improved in 2010 to 10.1% from 8.4% in 2009.

Year ended December 31, 2009 compared to year ended December 31, 2008

Consolidated results of operations

Sales

Our total sales from continuing operations increased by 735m, or 17%, to £5,140m in 2009, from £4,405m in 2008. The increase reflected growth, on a constant exchange rate basis, at our North American Education and International Education businesses together with additional contributions from acquisitions made in both 2008 and 2009. The year on year growth was impacted by movements in exchange rates, particularly in the US dollar. 2009 sales, translated at 2008 average exchange rates, would have been £4,558m.

Pearson Education increased sales by £668m or 21% from £3,112m to £3,780m. The North American business was the major contributor to the increase although a high proportion of that increase was due to exchange. We estimate that after excluding acquisitions, Pearson Education saw sales growth of 4% at constant last year exchange rates. The North American Education business grew ahead of the market in its US Curriculum and Higher Education businesses which together grew at 5% compared to the industry which remained flat according to the Association of American Publishers. There was also a strong performance in the US Assessment and Information division which benefited from the successful integration of the Harcourt Assessment business acquired at the start of 2008. In International Education sales also benefited from exchange and a contribution from the acquisitions of Wall Street English and Fronter (a European online learning company based in Oslo) and the increased shares of Longman Nigeria and Maskew Miller Longman (MML), our publishing businesses in West Africa and South Africa respectively, which were all acquired in 2009. After excluding the effect of acquisitions we estimate that there was growth of 4% at constant last year exchange rates in the International Education business. Professional sales increased in 2009 by 13% although all of this increase was due to exchange and in terms of constant last year exchange rates there was a small decline in sales of 1%. This decline was entirely due to weakness in the professional publishing market which has offset growth in the professional testing and certification businesses.

FT Group sales were 8% behind last year or 12% after excluding the effect of exchange rates with adverse variances at the Financial Times. FT Group’s sales decline mainly reflects tough market conditions for financial and corporate advertising. The impact of advertising revenue declines was partially mitigated by growth in content revenues, the resilience of our subscription businesses and an increase in paying online subscribers at FT.com.

Penguin’s sales were up 11% in 2009 but this represents a 2% decline at constant last year exchange rates and before the effect of portfolio changes. Much of the underlying decline was due to a fall in sales of illustrated reference books which offset good performances in other categories.

Pearson Education, our largest business sector, accounted for 74% of our continuing business sales in 2009 compared to 71% in 2008. North America continued to be the most significant source of our sales and as a proportion of total continuing sales contributed 65% in 2009 and 63% in 2008.

Cost of goods sold and operating expenses

The following table summarizes our cost of sales and net operating expenses:

	Year Ended December 31
	2009	2008
	£m	£m

Cost of goods sold	2,382	2,046

Distribution costs	275	235
Administration and other expenses	2,014	1,687
Other operating income	(120)	(102)

Total	2,169	1,820

Cost of goods sold.  Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges and the cost of service provision in our assessment and testing businesses. Our cost of sales increased by £336m, or 16%, to £2,382m in 2009, from £2,046m in 2008. The increase corresponds to the increase in sales with cost of sales at 46.3% of sales in 2009 compared to 46.4% in 2008.

Distribution costs.  Distribution costs consist primarily of shipping costs, postage and packing and remain a fairly constant percentage of sales.

Administration and other expenses.  Our administration and other expenses increased by £327m, or 19%, to £2,014m in 2009, from £1,687m in 2008. As a percentage of sales they remained consistent at 38% in 2008 and 39% in 2009.

Other operating income.  Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions together with income from the sale of assets. Other operating income increased to £120m in 2009 compared to £102m in 2008 although much of this increase can be ascribed to exchange.

Share of results of joint ventures and associates

The contribution from our joint ventures and associates increased from £25m in 2008 to £30m in 2009. The majority of the profit comes from our 50% interest in the Economist.

Operating profit

The total operating profit increased by £55m, or 10%, to £619m in 2009 from £564m in 2008. 2009 operating profit, translated at 2008 average exchange rates, would have been £40m lower.

Operating profit attributable to Pearson Education increased by £99m, or 24%, to £505m in 2009, from £406m in 2008. The increase was attributable to strong performances in the US Higher Education business and both the US and International Assessments businesses and due to the positive impact of exchange. Operating profit attributable to the FT Group decreased by £36m to £31m in 2009, from £67m in 2008. The decrease reflects the decline in profitability at the Financial Times, as they faced tough conditions in the advertising market. Operating profit attributable to the Penguin Group decreased by £8m, or 9%, to £83m in 2009, from £91m in 2008. This decrease was principally due to charges relating to reorganisation of the business in the UK.

Net finance costs

Net finance costs increased from £95m in 2008 to £96m in 2009. Net interest payable in 2009 was £86m, down from £93m in 2008. The Group’s net interest payable decreased by £7m in 2009 as we benefited from a fall in average interest rates on our floating US dollar debt and a decrease in our overall level of average net debt. Year on year, average three month LIBOR (weighted for the Group’s net borrowings in US dollars and sterling at each year end) fell by 2.4% to 0.7%. This reduction in floating market interest rates was partially offset by higher fixed bond coupons prevailing at the time of our 2009 bond issue. The overall result was a decrease in the Group’s average net interest rate payable by 0.6% to 5.3%. In 2009 the net finance income relating to post-retirement plans was a charge of £12m compared to an income of £8m in the previous year reflecting lower returns on plan assets.

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

Taxation

The total tax charge in 2009 of £146m represents 28% of pre-tax profits compared to a charge of £125m or 27% of pre-tax profits in 2008. Our overseas profits, which arise mainly in the US are largely subject to tax at higher rates than the UK corporation tax rate (28% in 2009 compared to 28.5% in 2008). Higher tax rates were partly offset by releases from provisions reflecting continuing progress in agreeing our tax affairs with the authorities.

Non-controlling interest

This comprises mainly the non-controlling interest in Interactive Data. Our share of Interactive Data was 61% in 2009, compared to 62% in 2008.

Discontinued operations

On 29 July 2010, Pearson’s 61% share in Interactive Data Corporation was sold to Silver Lake and Warburg Pincus for $2bn. The results of Interactive Data have been included as discontinued operations in both 2009 and 2008. Discontinued operations in 2008 also relate to the disposal of the Data Management business (in February 2008). The results of the Data Management business were included in discontinued operations to the date of disposal in 2008. The loss before tax on disposal in 2008 was £53m, mainly relating to the cumulative translation adjustment. There was a tax charge of £37m on the sale.

Profit for the year

The profit for the financial year in 2009 was £462m compared to a profit in 2008 of £323m. The overall increase of £139m was mainly due to the absence of the loss on discontinued operations in 2009 but also benefited from the improved operating performance offset by a small increase in net finance costs.

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

Exchange rate fluctuations

The strengthening of the US dollar and other currencies against sterling on an average basis had a positive impact on reported sales and profits in 2009 compared to 2008. 2009 sales, translated at 2008 average exchange rates, would have been lower by £582m and operating profit, translated at 2008 average exchange rates, would have been lower by £40m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding our management of exchange rate risks.

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

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2009
	North
	American	International		FT	Interactive
£m	Education	Education	Professional	Group	Data	Penguin	Total

Sales	2,470	1,035	275	358	—	1,002	5,140
	48%	20%	6%	7%	—	19%	100%
Total operating profit	354	109	42	31	—	83	619
	57%	18%	7%	5%	—	13%	100%
Add back:
Amortization of acquired intangibles	49	32	1	8	—	1	91

Adjusted operating profit: continuing operations	403	141	43	39	—	84	710
Adjusted operating profit: discontinued operations	—	—	—	—	148	—	148

Total adjusted operating profit	403	141	43	39	148	84	858

	47%	16%	5%	5%	17%	10%	100%

	Year Ended December 31, 2008
	North
	American	International		FT	Interactive
£m	Education	Education	Professional	Group	Data	Penguin	Total

Sales	2,002	866	244	390	—	903	4,405
	45%	20%	6%	9%	—	20%	100%
Total operating profit	258	113	35	67	—	91	564
	46%	20%	6%	12%	—	16%	100%
Add back:
Amortization of acquired intangibles	45	22	1	7	—	2	77

Adjusted operating profit: continuing operations	303	135	36	74	—	93	641
Adjusted operating profit: discontinued operations	—	—	—	—	121	—	121

Total adjusted operating profit	303	135	36	74	121	93	762

	40%	17%	5%	10%	16%	12%	100%

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

In the US school market, the Association of American Publishers’ estimated that there was an overall decrease for the industry in 2009 of 13.8% as state budget pressures and a slower new adoption year caused particular weakness in the basal publishing market. Though Pearson’s US School publishing sales declined we attained an estimated 37% of new adoptions we competed for (our highest market share for a decade) and 32% of the total new adoption market. Pearson’s enVisionMATH (www.envisionmath.com), an integrated print-and-digital program, was the top-selling basal program in the United States in 2009. It helped the School Curriculum business to an estimated 46% share of all math adoptions and sold strongly across the open territories. Successnet, the online learning platform for teachers and students which supports all Pearson’s digital instruction, assessment and remedial programs, also grew strongly achieving more than 4 million registrations in 2009.

The US Assessment and Information business saw significant profit improvement in 2009, benefiting from the successful integration of the Harcourt Assessment business acquired in 2008. Our National Services assessment business renewed its contract with the College Board, worth $210m over 10 years, to process and score the SAT and contracts to support the College Board’s new Readi-Step and ACCUPLACER diagnostics programs. Our State Services business won a number of significant new contracts including new programs in Florida and Arizona. We continued to gain share, winning 60% of the contracts bid for by value, and to be a leader in online testing, delivering 9 million secure online assessments in 2009, up more than 100% on 2008. Our Evaluation Systems teacher certification business secured contract extensions in California, Illinois, Arizona and Washington; won re-bids in Michigan and New York, each for five years; and added new contracts in California and Minnesota. In Clinical Assessments, our AIMSWeb response-to-intervention data management and progress monitoring service for children who are having difficulty learning, continued to grow and had more than 3 million students on the system at the end of 2009. Our Edustructures business, which provides interoperable systems to support data collection and reporting between school districts and state governments, doubled the number of students served to 8 million. Our Student Information Systems (SIS) business grew strongly, benefiting from strong demand for its services that help teachers automate and manage student attendance records, gradebooks, timetables and the like. It supported more than 12 million students — 8 million of them through its flagship PowerSchool product which was available in more than 50 countries. In 2009 it won contracts for new school districts including Nova Scotia Department of Education (133,000 students), Newark, NJ (45,000 students), and the Hamilton County DOE, TN (40,000 students).

The US Higher Education publishing market grew 11.5% in 2009, according to the Association of American Publishers, benefiting from strong enrolment growth and federal government action to support student funding. Our US Higher Education business grew faster than the industry and outperformed the market for the eleventh straight year, continuing to see strong demand for instructional materials enhanced by technology and customization. Our sustained investment in content and technology continues to grow existing franchises and build new ones. In Engineering Mechanics, our market leading textbook, Hibbeler’s Statistics and Dynamics 12th Edition, gained an additional four percentage points of market share with the addition of our newly launched MasteringEngineering digital learning and assessment platform. Pearson became market leader in psychology supported by the recently launched textbook Psychology 2nd Edition by Cicarelli with MyPsychLab. The ‘MyLab’ digital learning, homework and assessment programs again grew strongly. Our MyLab products saw more than 6 million student registrations globally, 39% higher than in 2008. In North America, student registrations grew 37% to more than 5.6 million. Custom Solutions grew strongly across both bespoke books and customized services including content creation, technology, curriculum, assessments and courseware. We partnered with the Kentucky Virtual Learning Initiative, for example, to deliver personalized mathematics instruction mapped to state college entry standards and have begun to extend this program into transitional English and Reading. eCollege, our platform for fully-online distance learning in higher education, increased online enrolments by 36% to 3.5 million and benefited from continued strong renewal rates of 95% by value, new contract wins and strong growth in the usage of the platform, particularly by US for-profit colleges. Thirteen Pearson higher education and school products in ten categories were nominated as America’s best educational software products in the Software & Information Industry Association’s 25th Annual CODiE Awards. They include MyMathLab, Miller & Levine Biology, PowerSchool, Prentice Hall Literature, myWorld Geography, MyWritingLab, CourseConnect and eCollege.

Overall adjusted operating margins in the North American Education business were higher at 16.3% in 2009 compared to 15.1% in 2008 with the majority of the increase attributable to the Harcourt Assessment integration costs that were charged in 2008.

International Education

International Education sales increased by £169m, or 20%, to £1,035m in 2009, from £866m in 2008 and adjusted operating profit increased by £6m, or 4%, to £141m in 2009 from £135m in 2008. The sales results benefit from exchange gains and a full year contribution from acquisitions made in 2009. At the adjusted operating profit level the 2008 results benefited from transactional exchange gains that were not repeated in 2009.

In the UK, we received over 3.7 million registrations for vocational assessment and general qualifications. We marked 4.5 million ‘A’-level and GCSE scripts on-screen and successfully delivered the 2009 National Curriculum test series and were awarded the contract to administer the 2010 National Curriculum Tests at Key Stage 2. We made significant investments in supporting the new Diploma qualification for 14-19 year-olds; the IGCSE qualifications to meet the needs of International schools and colleges; and BTEC, our flagship vocational qualification. BTEC registrations totalled more than 1 million for the first time and were up almost 30% on 2008. Our UK Higher Education business grew strongly, helped by the success of new first editions, the rapid take up of MyLabs adapted to meet local requirements, and the growing popularity of custom publishing. Sales of UK primary resources fell, on the back of minimal curriculum change and some signs of schools managing their budgets more tightly.

In Continental Europe, the launch of our digi libre (Content Plus) products helped us to gain share in the lower and upper secondary markets in Italy and positioned us well for major curriculum reforms in 2010. In Spain, our sales were down sharply with pressures on central and regional government spending and a worsening retail environment. Our ELT sales continued to grow in Poland, and across central and Eastern Europe we saw good demand for our publishing and digital resources and our fledgling Language Learning Solutions activities. The Fronter learning management system continued to grow very strongly with more than 6 million students in more than 8,000 schools, colleges and Universities around the world at the end of 2009.

In the Middle East we successfully implemented the Abu Dhabi Education Council’s (ADEC) External Measurement of Student Achievement (EMSA) program covering English, Arabic, Math and Science in April 2009. In South Africa, we launched Platinum, the first blended print and online course developed for the South African National Curriculum. In addition 7,000 students registered for MyMathLab+ at the University of Witwatersrand in 2009.

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

New editions of the proven bestsellers, BackPack and Pockets, along with the successful launch of two new courses, CornerStone and KeyStone, helped to deliver strong growth in the sales of ELT materials across Latin America. In Brazil, which has one of Latin America’s largest and fastest-growing university populations, our virtual library supported 30 post-secondary institutions. And, in Panama, 75,000 high school students were learning Biology and Chemistry, using Prentice Hall Virtual Labs.

On a global basis our ‘MyLab’ digital learning, homework and assessment programmes were used by more than 470,000 students, up almost 60% on 2008, and are now sold in more than 200 countries. In 2009, we launched the Pearson Test of English, our new test of Academic English which will be delivered in up to 200 Pearson VUE testing centers in 37 countries. Approximately 1,000 academic programs worldwide now recognise, or are in the process of recognising, the Pearson Test of English. Our eCollege learning management system is growing rapidly in international markets, winning new contracts in Australia, Brazil, Mexico, Colombia, Puerto Rico and Saudi Arabia in 2009. Our new Pearson Learning Solutions business won its first contracts in the UK, the Gulf and Africa. It combines a broad range of products and services from across Pearson to deliver a systematic approach to improving student performance.

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

FT Group

Sales at FT Group decreased by £32m or 8%, from £390m in 2008 to £358m in 2009. Adjusted operating profit decreased by £35m, from £74m in 2008 to £39m in 2009. The sales and profit decrease is mainly from the FT Newspaper business which faced tough market conditions for financial and corporate advertising. The impact of advertising revenue declines was partially mitigated by growth in content revenues, the resilience of our subscription businesses and early actions to manage our cost base tightly.

We continued to see good demand in 2009 for high-quality analysis of global business, finance, politics and economics which resulted in a 15% increase in paying online subscribers to more than 126,000 with registered users on FT.com up 85% to 1.8 million and users up 12% to 1.4 million on FTChinese.com. Financial Times worldwide newspaper circulation was 7% lower at 402,799 (for the July-December 2009 ABC period) although subscription circulation grew modestly. We continued to invest in fast-growing digital formats. We launched a new luxury lifestyle website, to complement our existing How To Spend It magazine; a new iPhone application which has received more than 200,000 downloads; and, in association with Longman, Lexicon, an online glossary of economic, financial and business terms.

Mergermarket faced challenging conditions in some of its markets with reduced Mergers and Acquisition activity impacting the merger arbitrage sector serviced by dealReporter whilst Debtwire benefited from an increased focus on distressed debt. Mergermarket continued to launch new products and expand globally. MergerID was launched in September 2009, providing a secure online environment for principals and professionals to post and view merger and acquisition opportunities globally and by the end of 2009 had secured over 1,500 active users in more than 450 companies across the globe.

The Economist, in which Pearson owns a 50% stake, increased global weekly circulation by 2.2% to 1.42 million (for the July — December 2009 ABC period). FTSE, our 50% owned joint-venture with the London Stock Exchange, increased revenues 17% and made a strong improvement in profits.

Overall adjusted operating margins at FT Group decreased from 19.0% in 2008 to 10.9% in 2009 as lost advertising revenue fell through to the bottom line.

The Penguin Group

Penguin sales increased by £99m or 11%, to £1,002m in 2009 from £903m in 2008 but adjusted operating profit was down 10% to £84m in 2009 from £93m in 2008. Both sales and adjusted operating profit were affected by the stronger US dollar which we estimate increased sales by £109m and adjusted operating profit by £7m when compared to the equivalent figures at constant 2008 exchange rates. In 2009, Penguin implemented a series of organisational changes in the UK designed to strengthen its publishing, reduce costs and accelerate the transition to digital production, sales channels and formats and to lower cost markets for design and production. Penguin’s 2009 results include approximately £9m of charges relating to these organisational changes.

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

eBook sales grew fourfold on the previous year. 14,000 eBook titles were available at the end of 2009, benefiting from the popularity of e-readers such as Amazon’s Kindle, the Sony Reader and Barnes and Noble’s nook as well as new devices such as Apple’s iPad.

Penguin’s adjusted operating margins deteriorated in 2009, dropping to 8.4% from 10.3% in 2008. The main reason for the decline was the charges in 2009 relating to the reorganisation of the UK business.

Liquidity and capital resources

Cash flows and financing

Net cash generated from operations increased by £157m (or 16%), to £1,169m in 2010 from £1,012m in 2009. This increase reflected strong cash contributions, particularly from our education businesses. The exchange rate for translation of dollar cash flows was $1.57 in 2010, $1.61 in 2009 and $1.44 in 2008. In 2010, the average working capital to sales ratio for our book publishing businesses improved to 20.1% from 25.1% in 2009, reflecting tight working capital management and the financial impact of the shift to more digital and service-orientated products and businesses. Average working capital is the average month end balance in the year of inventory (including pre-publication), receivables and payables. Net cash generated from operations increased by £118m (or 13%), to £1,012m in 2009 from £894m in 2008. This increase reflected strong cash contributions from all businesses, together with the significant strengthening of the US dollar against sterling. In 2009, the headline average working capital to sales ratio for our book publishing businesses improved to 25.1% from 26.1% in 2008, reflecting tight working capital management and the favourable working capital profile of 2009 acquisitions.

Net interest paid decreased to £68m in 2010 from £87m in 2009. The decrease reflects the repayment of a US Dollar bond in 2009 and lower variable interest rates. Net interest paid increased to £87m in 2009 from £76m in 2008. The increase is due to the timing of payments on bonds issued in 2008 and 2009.

Capital expenditure on property, plant and equipment was £76m in 2010, £62m in 2009 and £75m in 2008. The increase in 2010 reflects a return to a more normal level of expenditure given the improved economic environment and exchange rate movements. The reduction in spend in 2009 reflects a more cautious approach to capital investment, given the uncertain economic environment, particularly in the first half of the year.

The acquisition of subsidiaries, joint ventures and associates accounted for a cash outflow of £557m in 2010 against £222m in 2009 and £400m in 2008. The principal acquisitions in 2010 were of Sistema Educacional Brasileiro for £228m, Melorio for £98m, Wall Street Institute for £65m and America’s Choice for £65m. The principal acquisitions in 2009 were of Wall Street English for £101m and a controlling interest in Maskew Miller Longman for £54m, comprising £49m in cash and £5m in other consideration.

The sale of subsidiaries and associates produced a net cash inflow of £734m in 2010 against £nil in 2009 and £99m in 2008. The proceeds in 2010 relate to the sale of Interactive Data, with proceeds received being £984 and tax paid relating to this disposal of £250m. Proceeds of £99m in 2008 relate to the sale of the Data Management business.

The cash outflow from financing of £92m in 2010 reflects a further increase in the group dividend and the purchase of treasury shares, with some offset from a $350m US Dollar Note issued in the year. The cash outflow from financing of £366m in 2009 reflects the repayment of one $350m bond, the repayment of borrowings under the Group’s committed borrowing facility and an increase of the dividend in line with earnings. Offsetting this, the Group issued £300m of sterling bonds in the year. The cash outflow from financing of £137m in 2008 reflects the repayment at maturity of one £100m bond, the repayment of borrowings against a short-term bridge financing facility and a further increase in the dividend. Offsetting this, the Group issued $900m of US Dollar bonds.

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

At December 31, 2010, our net debt was £430m compared to net debt of £1,092m at December 31, 2009. Net debt is defined as all short-term, medium-term and long-term borrowing (including finance leases), less all cash, cash equivalents and liquid resources. Cash equivalents comprise short-term deposits with a maturity of up to 90 days, while liquid resources comprise short-term deposits with maturities of more than 90 days and other marketable instruments which are readily realizable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to £2,312m at December 31, 2010, compared to £2,008m at December 31, 2009 reflecting the $350m US Dollar Note issued in the year and the strengthening of sterling relative to the US Dollar. At December 31, 2010, cash and liquid resources were £1,736m, compared to £750m at December 31, 2009. This increase in cash is due to receipt of the proceeds from the sale of Interactive Data, only partially re-invested in acquisitions, and strong cash generation in our education businesses.

Contractual obligations

The following table summarizes the maturity of our borrowings, our obligations under non-cancelable leases, and pension funding obligations, exclusive of anticipated interest payments.

	At December 31, 2010
		Less than	One to	Two to	After five
	Total	one year	two years	five years	years
	£m	£m	£m	£m	£m

Gross borrowings:
Bank loans, overdrafts and commercial paper	73	73	—	—	—
Bonds	2,226	325	—	1,077	824
Finance lease obligations	13	6	4	3	—
Operating lease obligations	1,437	164	151	337	785
UK Pension funding obligations	410	41	41	123	205

Total	4,159	609	196	1,540	1,814

At December 31, 2010 the Group had capital commitments for fixed assets, including finance leases already under contract, of £13m (2009: £15m). There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal and royalty claims. None of these claims or guarantees is expected to result in a material gain or loss.

In 2010, the Group negotiated a new $1,750m committed revolving credit facility which matures in November 2015. The Group is committed to an annual fee of 0.2625% payable quarterly, on the unused amount of this facility.

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

We have in place a committed revolving credit facility of $1.75bn, which matures in November 2015. At December 31, 2010, the full $1.75bn was available under this facility. This credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:

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

Related parties

There were no significant or unusual related party transactions in 2010, 2009 or 2008. Refer to note 34 in “Item 18. Financial Statements”.

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

The following table sets forth information concerning senior management, as of March 2011*.

Name	Age	Position

Glen Moreno	67	Chairman
Marjorie Scardino	64	Chief Executive
David Arculus	64	Non-executive Director
Patrick Cescau	62	Non-executive Director
Will Ethridge	59	Chief Executive, Pearson North American Education
Rona Fairhead	49	Chairman and Chief Executive, The Financial Times Group
Robin Freestone	52	Chief Financial Officer
Susan Fuhrman	66	Non-executive Director
Ken Hydon	66	Non-executive Director
Joshua Lewis	48	Non-executive Director
John Makinson	56	Chairman and Chief Executive, The Penguin Group

Glen Moreno was appointed chairman of Pearson on October 1, 2005 and is chairman of the nomination committee. He was appointed deputy chairman of The Financial Reporting Council Limited in November 2010. He is also the senior independent director of Lloyds Banking Group plc as well as a non-executive director of Fidelity International Limited. He was previously the senior independent director of Man Group plc and acting chairman of UK Financial Investments Limited, the company set up by HM Treasury to manage the government’s shareholdings in UK banks.

Marjorie Scardino joined the Pearson board in January 1997. She trained and practised as a lawyer, and was chief executive of The Economist Group from 1993 until joining Pearson. She is also vice chairman of Nokia Corporation and on the boards of several charitable organisations. In 2010 she was named a fellow of the American Academy of Arts and Sciences.

David Arculus is a non-executive director of Telefónica S.A. He is also chairman of Numis Corporation plc and in October 2010 was appointed chairman of Aldermore Bank plc. His previous roles include chairman of O2 plc, Severn Trent plc and IPC Group, chief operating officer of United Business Media plc and group managing director of EMAP plc. He became a non-executive director of Pearson in February 2006 and is chairman of the remuneration committee.

Patrick Cescau is the senior independent director of Tesco plc and a director of INSEAD, the Business School for the World. In September 2010, he joined the board of IAG, the International Consolidated Airlines Group, S.A. He was previously group chief executive of Unilever. He became a non-executive director of Pearson in April 2002 and senior independent director in April 2010.

Will Ethridge joined the Pearson board in May 2008, having held a number of senior positions within Pearson Education, including CEO of the International and Higher Education divisions. He is chairman of CourseSmart, a publishers’ digital retail consortium and chairman of the Association of American Publishers.

Rona Fairhead joined the Pearson board in June 2002 as chief financial officer. She was appointed chief executive of The Financial Times Group in June 2006 and became responsible for Pearson VUE in March 2008.

      * Terry Burns retired from the Pearson plc board on April 30, 2010. CK Prahalad passed away on April 16, 2010. Joshua Lewis was appointed to the Pearson plc board effective March 1, 2011.

From 1996 until 2001, she served as executive vice president, group control and strategy at ICI. She is also a non-executive director of HSBC Holdings plc and chairs the HSBC audit and risk committees. In December 2010 she was appointed as a non-executive director of The Cabinet Office.

Robin Freestone joined Pearson in 2004 as deputy chief financial officer and became chief financial officer in June 2006, when he also joined the Pearson board. He was previously group financial controller of Amersham plc (now part of GE). He qualified as a chartered accountant with Touche Ross (now Deloitte). He is also a non-executive director and founder shareholder of eChem Limited.

Susan Fuhrman is president of Teachers College at Columbia University, America’s oldest and largest graduate school of education and president of the National Academy of Education. She was previously dean of the Graduate School of Education at the University of Pennsylvania and on the board of trustees of the Carnegie Foundation for the Advancement of Teaching. She became a non-executive director of Pearson in July 2004.

Ken Hydon is a non-executive director of Reckitt Benckiser Group plc, Royal Berkshire NHS Foundation Trust and Tesco plc. He was previously financial director of Vodafone Group plc and of subsidiaries of Racal Electronics. He became a non-executive director of Pearson in February 2006 and is chairman of the audit committee.

Joshua Lewis is managing principal of Salmon River Capital LLC, a private equity/venture capital investment firm, and is also an advisor to the Bill & Melinda Gates Foundation’s Next Generation Learning Challenges programme. He was previously a general partner of both Warburg Pincus and Forstmann Little, and served on the board of the Capella Education Company, a pioneering provider of web-based post-secondary education. He was also chair of New Leaders for New Schools, a social enterprise training the next generation of US urban principals, and remains involved with that organisation.

John Makinson joined the Pearson board in March 1996 and was finance director until June 2002. He was appointed chairman of The Penguin Group in May 2001. He is also chairman of The Royal National Theatre and trustee of the Institute for Public Policy Research.

Compensation of senior management

It is the role of the remuneration committee (the committee) to approve the remuneration and benefits packages of the executive directors, the chief executives of the principal operating companies and other members of the Pearson Management Committee. The committee also takes note of the remuneration for those executives with base pay over a certain level, representing approximately the top 50 executives of the company.

Remuneration policy

Our goal as a company is to make an impact on people’s lives and on society through education and information. Our strategy to achieve that goal is pursued by all Pearson’s businesses in some shape or form and has four parts: investment in quality content; adding services to this content; working in markets around the world, particularly in the developing world; and efficiency.

An important measure of our strategy is financial performance. Our goal is to achieve sustainable growth in three key financial measures — earnings, cash and return on invested capital — and reliable cash returns to our investors through healthy and growing dividends. Therefore those measures, or others that contribute to them such as operating margins and working capital, form the basis of our annual budgets and plans, and the basis for bonuses and long-term incentives.

Our starting point continues to be that total remuneration (base compensation plus annual and long-term incentives) should reward both short and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance. The performance conditions that we select for the company’s various performance related annual or long-term incentive plans are linked to the company’s strategic objectives set out above and aligned with the interests of shareholders.

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

We want our executive directors’ remuneration to be competitive with those of directors and executives in similar positions in comparable companies. For benchmarking purposes we review remuneration by reference to the UK and US market depending on the relevant market or markets for particular jobs. We look separately at three comparator groups:

First, we use a select peer group of FTSE 100 companies with very substantial overseas operations. These companies are of a range of sizes around Pearson, but the method our independent advisers use to make comparisons on remuneration takes this variation in size into account; secondly, for the US, we use a broad media industry group; and thirdly, we look at the FTSE 20-50, excluding financial services. We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our remuneration was not competitive.

Base salary

Our normal policy is to review salaries annually, consistent with the way we benchmark pay and taking into account the approach to pay across the company as a whole.

Allowances and benefits

It is the company’s policy that benefit programs should be competitive in the context of the local labour market, but as an international company we require executives to operate worldwide and recognize that recruitment also operates worldwide.

Annual incentives

The committee establishes the annual incentive plans for the executive directors and the chief executives of the company’s principal operating companies, including performance measures and targets. These plans then become the basis of the annual incentive plans below the level of the principal operating companies, particularly with regard to the performance measures used and the relationship between the relevant business unit operating plans and the incentive targets.

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

A proportion (which for 2011 may be up to 30%) of the total annual incentive opportunity for the executive directors and other members of the Pearson Management Committee is based on performance against personal objectives as agreed with the chief executive (or in this case the chief executive or chairman). These comprise functional, operational, strategic and non-financial objectives relevant to the executives’ specific areas of responsibility and inter alia may include objectives relating to environmental, social and governance issues.

For 2011 the principle financial performance measures for Pearson plc are sales, operating profit (for the operating companies) and growth in underlying earnings per share for continuing operations at constant exchange rates (for Pearson plc), average working capital as a ratio to sales and operating cash flow. The selection and weighting of the performance measures takes into account the strategic objectives and the business priorities relevant to each operating company and to Pearson overall each year.

The individual annual incentive opportunities for the executive directors other than the chief executive are expressed as % of base salary. The committee with the advice of the chief executive determines the aggregate level of annual incentives and individual incentive opportunities taking into account all relevant factors. These factors may include the profitability of the company, individual roles and responsibilities, market annual incentive levels, and the level of stretch in the performance targets.

For 2011, there are no changes to the target and maximum annual incentive opportunities for the chief executive which remain at 100% and 180% respectively, of base salary (as in 2010).

For the other members of the Pearson Management Committee, individual incentive opportunities take into account their membership of that committee and the contribution of their respective businesses or role to Pearson’s overall financial goals. In the case of the executive directors, the target individual incentive opportunity for 2011 is in a range from 80% to 87.5% of base salary (as in 2010). The maximum opportunity remains at twice target (as in 2010).

The annual incentive plans are discretionary and the committee reserves the right to make adjustments to payouts up or down if it believes exceptional factors warrant doing so. The committee may also award individual discretionary incentive payments.

Name	Pearson plc	Operating company	Personal objectives

Marjorie Scardino	90%	—	10%
Will Ethridge	30%	60%	10%
Rona Fairhead	30%	60%	10%
Robin Freestone	80%	—	20%
John Makinson	30%	60%	10%

For Pearson plc, the performance measures were sales, earnings per share growth, average working capital to sales ratio and operating cash flow. Underlying growth in adjusted earnings per share at constant exchange rates, average working capital as a ratio to sales and operating cash flow were all above maximum. Sales were above target but below maximum.

For North American Education, the performance measures were sales, operating profit, and average working capital as a ratio to sales and operating cash flow. Average working capital as a ratio to sales and operating cash flow were above maximum. Sales and operating profit were above target but below maximum.

For FT Publishing, the performance measures were sales, operating profit and operating cash flow. All performance measures were above maximum.

For Pearson VUE, the performance measures were sales, operating profit, average working capital as a ratio to sales and operating cash flow. Sales were above target but below maximum. Performance across all other measures was above maximum.

For Penguin Group, the performance measures were sales, operating profit, operating margin, average working capital as a ratio to sales and operating cash flow. Operating profit, operating margin and average working capital as a ration to sales were all above maximum. Sales and operating cash flow were above target but below maximum.

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

Where matching shares vest in accordance with the plan, a participant will also receive additional shares representing the gross value of dividends that would have been paid on the matching shares during the performance period and re-invested.

Long-term incentives

By separate resolution, shareholders are being asked to approve the renewal of the long-term incentive plan first introduced in 2001 and renewed again in 2006. The committee has reviewed the operation of this plan in light of the company’s strategic goals. The committee has concluded that the plan is achieving its objectives and, looking forward, will continue to enable the company to recruit and retain the most able managers worldwide and to ensure their long-term incentives encourage outstanding performance and are competitive in the markets in which we operate. We are therefore seeking approval of its renewal on broadly its existing terms.

Subject to shareholders’ approval, executive directors, senior executives and other managers can participate in this plan which can deliver restricted stock and/or stock options. Approximately 6% of the company’s employees currently hold awards under this plan. The aim is to give the committee a range of tools with which to link corporate performance to management’s long-term reward in a flexible way. It is not the committee’s intention to grant stock options in 2011.

Restricted stock granted to executive directors vests only if stretching corporate performance targets over a specified period have been met. Awards vest on a sliding scale based on performance over the period. There is no retesting. The committee determines the performance measures and targets governing an award of restricted stock prior to grant.

The performance measures that will apply for the executive directors for awards in 2011 and subsequent years will continue to be focused on delivering and improving returns to shareholders. These measures, which have applied since 2004, are relative total shareholder return (TSR), return on invested capital (ROIC) and earnings per share (EPS) growth.

Restricted stock may be granted without performance conditions to satisfy recruitment and retention objectives. Restricted stock awards that are not subject to performance conditions will not be granted to any of the current executive directors.

Pearson’s approach to the level of individual awards takes into account a number of factors. First, we take into account the face value of individual awards at the time of grant assuming that the performance targets are met in full. Secondly, we take into account the assessments by our independent advisers of market practice for comparable companies and of directors’ total remuneration relative to the market. And thirdly, we take into account individual roles and responsibilities, and company and individual performance.

Where shares vest, in accordance with the plan, participants receive additional shares representing the gross value of dividends that would have been paid on these shares during the performance period and reinvested.

Pearson wishes to encourage executives and managers to build up a long-term holding of shares so as to demonstrate their commitment to the company. To achieve this, for awards of restricted stock that are subject to performance conditions over a three-year period, a percentage of the award (normally 75%) vests at the end of the three-year period. The remainder of the award (normally 25%) only vests if the participant retains the after-tax number of shares that vest at year three for a further two years.

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

Shareholding policy

The committee expects executive directors to build up a substantial shareholding in the company in line with the policy of encouraging widespread employee ownership. To complement the operation of the company’s long-term incentive arrangements, we will in future, operate formal shareholding guidelines for executive directors. The target holding will be 200% of the salary for the chief executive and 125% of salary for the other executive directors consistent with median practice in FTSE 100 companies that operate such arrangements.

Service agreements

In accordance with long established policy, all continuing executive directors have rolling service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues until retirement.

The committee reviewed the policy on executive service agreements in 2008 and again in 2010. Future executive director service agreements should provide that the company may terminate these agreements by giving no more than 12 months’ notice. As an alternative, the company may at its discretion pay in lieu of that notice. Payment in lieu of notice may be made in instalments and may be subject to mitigation. In the case of the longer serving directors with legacy employment agreements, the compensation payable in circumstances where the company terminates the agreements without notice or cause takes the form of liquidated damages.

There are no special provisions for notice, pay in lieu of notice or liquidated damages in the event of termination of employment in the event of a change of control of Pearson. On termination of employment, executive directors’ entitlements to any vested or unvested awards under Pearson’s discretionary share plans are treated in accordance with the terms of the relevant plan.

Retirement benefits

Executive directors participate in the pension arrangements set up for Pearson employees. Marjorie Scardino, Will Ethridge, John Makinson, Rona Fairhead and Robin Freestone will also have other retirement arrangements because of the cap on the amount of benefits that can be provided from the pension arrangements in the US and the UK.

The differences in the arrangements for the current executive directors reflect the different arrangements in the UK and the US and the changes in pension arrangements generally over the periods of their employment. Executive directors are entitled to life insurance cover while in employment, and to a pension in the event of ill-health or disability. A pension for their spouse and/or dependants is also available on death.

In the US, the defined benefit arrangement is the Pearson Inc. Pension Plan. This plan provides a lump sum convertible to an annuity on retirement. The lump sum accrued at 6% of capped compensation until December 31, 2001 when further benefit accruals ceased. Normal retirement age is 65 although early retirement is possible subject to a reduction for early payment. No increases are guaranteed for pensions in payment. There is a spouse’s pension on death in service and the option to provide a death in retirement pension by reducing the member’s pension.

The defined contribution arrangement in the US is a 401(k) plan. At retirement, the account balances will be used to provide benefits. In the event of death before retirement, the account balances will be used to provide benefits for dependants.

In the UK, the pension plan is the Pearson Group Pension Plan and executive directors participate in either the Final Pay or the Money Purchase 2003 section. Normal retirement age is 62, but, subject to company consent, retirement is currently possible from age 55. In the Final Pay section, the accrued pension is reduced on retirement prior to age 60. Pensions in payment are guaranteed to increase each year at 5% or the rise in inflation each year, if lower. Pensions for a member’s spouse, dependant children and/or nominated financial dependant are payable in the event of death. In the Money Purchase 2003 section the account balances are used to provide benefits at retirement. In the event of death before retirement pensions for a member’s spouse, dependant children and/or nominated financial dependant are payable.

Members of the Pearson Group Pension Plan who joined after May 1989 are subject to an upper limit of earnings that can be used for pension purposes, known as the earnings cap. This limit, £108,600 as at April 6, 2006, was abolished by the Finance Act 2004. However the Pearson Group Pension Plan has retained its own ‘cap’, which will increase annually in line with the UK Government’s Index of Retail Prices (All Items). The cap was £123,600 as at April 6, 2010.

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

Since 2010, additional pension benefits are provided through: a taxable and non-pensionable cash supplement in place of the unfunded plan; a funded defined contribution plan approved by HM Revenue and Customs (HMRC) as a corresponding plan; and amounts in the legacy unfunded plan. In aggregate, the cash supplement and contributions to the funded plan are based on a percentage of salary and a fixed cash amount index-linked to inflation. The notional cash balance of the legacy unfunded plan increases annually by a specified notional interest rate. The unfunded plan also provides the opportunity to convert a proportion of this notional cash account into a notional share account reflecting the value of a number of Pearson ordinary shares. The number of shares in the notional share account is determined by reference to the market value of Pearson shares at the date of conversion.

Will Ethridge

Will Ethridge is a member of the Pearson Inc. Pension Plan and the approved 401(k) plan. He also participates in an unfunded, non-qualified Supplemental Executive Retirement Plan (SERP) that provides an annual accrual of 2% of final average earnings, less benefits accrued in the Pearson Inc. Pension Plan and US Social Security. Additional defined contribution benefits are provided through a funded, non-qualified Excess Plan.

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

John Makinson

John Makinson is a member of the Pearson Group Pension Plan under which his pensionable salary is restricted to the plan earnings cap. The company ceased contributions on December 31, 2001 to his FURBS arrangement. During 2002 it set up an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for him. The UURBS tops up the pension payable from the Pearson Group Pension Plan and the closed FURBS to target a pension of two-thirds of a revalued base salary on retirement at age 62. The revalued base salary is defined as £450,000 effective at June 1, 2002, increased at January 1, each year by reference to the increase in the UK Government’s Index of Retail Prices (All Items). In the event of his death a pension from the Pearson Group Pension Plan, the FURBS and the UURBS will be paid to his spouse or nominated financial dependant. Early retirement is currently possible from age 55, with company consent.

The pension is reduced to reflect the shorter service, and before age 60, further reduced for early payment.

Executive directors’ non-executive directorships

Our policy is that executive directors may, by agreement with the board, serve as non-executives of other companies and retain any fees payable for their services.

The following executive directors served as non-executive directors elsewhere and received fees or other benefits for the period covered by this report as follows: Marjorie Scardino (Nokia Corporation and MacArthur Foundation); Rona Fairhead (HSBC Holdings plc and Spencer Stuart Advisory Board).

Chairman’s remuneration

Our policy is that the chairman’s pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies. He is not entitled to any annual or long-term incentive, retirement or other benefits.

There were no changes in the chairman’s remuneration in 2010. With effect from 1 January 2007, his remuneration was £450,000 per year. We reviewed the chairman’s remuneration at the end of 2010 and agreed that this would be increased to £500,000 per year with effect from April 1, 2011. The next review will take place in three years’ time.

Non-executive directors

Fees for non-executive directors are determined by the full board having regard to market practice and within the restrictions contained in Pearson’s Articles of Association. Non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of Pearson) and do not participate in Pearson’s equity-based incentive plans.

With effect from July 1, 2010, the structure and fees are as follows:

Fees payable from
July 1, 2010 (£)

Non-executive director fee	65,000
Chairmanship of audit committee	25,000
Chairmanship of remuneration committee	20,000
Membership of audit committee	10,000
Membership of remuneration committee	5,000
Senior independent director	20,000

A minimum of 25% of the basic fee is paid in Pearson shares that the non-executive directors have committed to retain for the period of their directorships.

Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Remuneration of senior management

Excluding contributions to pension funds and related benefits, senior management remuneration for 2010 was as follows:

	Salaries/	Annual
	Fees	Incentive	Allowances(1)	Benefits(2+3)	Total
	£000	£000	£000	£000	£000

Non-executive Chairman
Glen Moreno	450	—	—	—	450
Executive directors
Marjorie Scardino	969	1,606	70	17	2,662
Will Ethridge	661	1,010	—	—	1,671
Rona Fairhead	516	826	12	19	1,373
Robin Freestone	460	685	7	6	1,158
John Makinson	536	801	232	6	1,575

Senior management as a group	3,592	4,928	321	48	8,889

Notes:

(1)	Allowances for Marjorie Scardino include £45,005 in respect of housing costs and a US payroll supplement of £11,754. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US and received £218,653 for 2010.

(2)	Benefits include company car, car allowance and UK health care premiums. US health and welfare benefits for Marjorie Scardino and Will Ethridge are self-insured and the company cost, after employee contributions, is tax free to employees. For Marjorie Scardino, benefits include £15,450 for pension planning and financial advice. Marjorie Scardino, Rona Fairhead and John Makinson have the use of a chauffeur.

(3)	No amounts as compensation for loss of office and no expense allowances chargeable to UK income tax were paid during the year.

Share options of senior management

This table sets forth for each director the number of share options held as of December 31, 2010 as well as the exercise price, rounded to the nearest whole pence/cent, and the range of expiration dates of these options.

	Number of		Exercise	Earliest
Director	Options	(2)	Price	Exercise Date	Expiry Date

Marjorie Scardino	1,672	a	547.2p	08/01/12	02/01/13
	41,550	b*	1421.0p	05/09/02	05/09/11
	41,550	b*	1421.0p	05/09/03	05/09/11
	41,550	b*	1421.0p	05/09/04	05/09/11
	41,550	b*	1421.0p	05/09/05	05/09/11

Total	167,872

Will Ethridge	11,010	b*	$21.00	05/09/02	05/09/11
	11,010	b*	$21.00	05/09/03	05/09/11
	11,010	b*	$21.00	05/09/04	05/09/11
	11,010	b*	$21.00	05/09/05	05/09/11

Total	44,040

Rona Fairhead	2,371	a	690.4p	08/01/12	02/01/13
	20,000	b*	822.0p	11/01/02	11/01/11
	20,000	b*	822.0p	11/01/03	11/01/11
	20,000	b*	822.0p	11/01/04	11/01/11

Total	62,371

Robin Freestone	1,757	a	534.8p	08/01/11	02/01/12

Total	1,757

John Makinson	19,785	b*	1421.0p	05/09/02	05/09/11
	19,785	b*	1421.0p	05/09/03	05/09/11
	19,785	b*	1421.0p	05/09/04	05/09/11
	19,785	b*	1421.0p	05/09/05	05/09/11

Total	79,140

(1)	No variations to the terms and conditions of share options were made during the year.

(2)	Each plan is described below.

a	Worldwide save for shares — The acquisition of shares under the worldwide save for shares plan is not subject to the satisfaction of a performance target.

b	Long-term incentive — All options that remain outstanding are exercisable and lapse if they remain unexercised at the tenth anniversary of the date of grant.

*	Where options are exercisable.

(3)	Marjorie Scardino contributes US$1,000 per month (the maximum allowed) to the US employee stock purchase plan. The terms of this plan allow participants to make monthly contributions for 6 month periods and to acquire shares twice annually at the end of these periods at a price that is the lower of the market price at the beginning or the end of each period, both less 15%.

(4)	The market price on December 31, 2010 was 1,008.0p per share and the range during the year was 855.0p to 1,051.0p.

Share ownership of senior management

The table below sets forth the number of ordinary shares and restricted shares held by each of our directors as at February 28, 2011. Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options of Senior Management”. The total number of ordinary shares held by senior management as of February 28, 2011 was 2,735,220 representing less than 1% of the issued share capital on February 28, 2011.

	Ordinary	Restricted
As at February 28, 2011	shares(1)	shares(2)

Glen Moreno	150,000	—
Marjorie Scardino	1,107,118	1,641,511
David Arculus	14,053	—
Terry Burns (stepped down on April 30, 2010 )	12,222	—
Patrick Cescau	6,282	—
Will Ethridge	333,395	665,820
Rona Fairhead	342,669	467,143
Robin Freestone	193,954	560,526
Susan Fuhrman	11,363	—
Ken Hydon	10,715	—
John Makinson	551,039	446,042
CK Prahalad (deceased April 16, 2010)	2,410	—

Notes:

(1)	Ordinary shares include both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals investing part of their own after-tax annual bonus in Pearson shares under the annual bonus share matching plan.

(2)	From 2004, Marjorie Scardino is also deemed to be interested in a further number of shares under her unfunded pension arrangement described in this report, which provides the opportunity to convert a proportion of her notional cash account into a notional share account reflecting the value of a number of Pearson shares.

(3)	The register of directors’ interests (which is open to inspection during normal office hours) contains full details of directors’ shareholdings and options to subscribe for shares. The market price on December 31, 2010 was 1,008.0p per share and the range during the year was 855.0p to 1,051.0p.

(4)	At December 31, 2010, Patrick Cescau held 168,000 Pearson bonds.

(5)	Ordinary shares do not include any shares vested but held pending release under a restricted share plan.

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

However since 2008, in accordance with good corporate governance, the board has resolved that all directors should offer themselves for re-election on an annual basis at the company’s annual general meeting. Accordingly, all of the directors will offer themselves for re-election, (or re-appointment in the case of directors who were appointed since the last meeting), at the forthcoming annual general meeting on 28 April 2011.

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

The board of directors has established the following committees, all of which report to the board. Each committee has its own written terms of reference setting out their authority and duties. These can be found on our website (www.pearson.com/investors/shareholder-information/governance).

Audit committee

This committee provides the board with a vehicle to appraise our financial management and reporting and to assess the integrity of our accounting procedures and financial controls. Ken Hydon chairs this committee and its other members are David Arculus, Patrick Cescau, Susan Fuhrman and Joshua Lewis. Ken Hydon is also the designated audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission. Our internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee.

Remuneration committee

This committee meets regularly to decide the remuneration and benefits of the executive directors and the chief executives of our three operating divisions. The committee also recommends the chairman’s remuneration to the board of directors for its decision and reviews management development and succession plans. David Arculus chairs this committee and its other members are Patrick Cescau, Glen Moreno and Ken Hydon.

Nomination committee

This committee meets from time to time as necessary to consider the appointment of new directors. The committee is chaired by Glen Moreno and comprises Marjorie Scardino and all of the non-executive directors.

Employees

The average number of persons employed by us in continuing operations during each of the three fiscal years ended 2010 were as follows:

•	36,317 in fiscal 2010,

•	34,705 in fiscal 2009, and

•	31,171 in fiscal 2008.

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

The table set forth below shows for 2010, 2009 and 2008 the average number of persons employed in each of our operating divisions.

Average number employed	2010	2009	2008

North American Education	14,828	15,606	15,412
International Education	10,713	8,899	5,718
Professional	3,721	2,662	2,641
FT Group	2,557	2,328	2,379
Penguin	3,470	4,163	4,112
Other	1,028	1,047	909

Continuing operations	36,317	34,705	31,171

The average number employed in discontinued operations was 2,459 in 2009 and 2,509 in 2008.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

To our knowledge, as of February 28, 2011, the beneficial owners of 3% or more of our issued and outstanding ordinary share capital were as follows:

		% of outstanding
		ordinary shares
		represented by
	Number of ordinary	number of shares
Name of shareholder	shares held	held

Legal & General Group plc	32,300,784	3.98%
Libyan Investment Authority	24,431,000	3.01%

On February 28, 2011, record holders with registered addresses in the United States held 48,543,471 ADRs, which represented 5.97% of our outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of beneficial owners in the United States.

Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2010 are shown in note 12 in “Item 18. Financial Statements.” Dividends receivable from joint ventures and associates are set out in note 12 in “Item 18. Financial Statements”. There were no other related party transactions in 2010.

ITEM 8.	FINANCIAL INFORMATION

The financial statements filed as part of this Annual Report are included on pages F-1 through F-69 hereof.

Other than those events described in note 35 in “Item 18. Financial Statements” of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to our financial condition or results of operations since December 31, 2010. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

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

The ADSs trade on the New York Stock Exchange under the symbol “PSO”.

The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

•	on an annual basis for our five most recent fiscal years,

•	on a quarterly basis for our most recent quarter and two most recent fiscal years, and

•	on a monthly basis for the six most recent months.

	Ordinary
	shares		Average daily
Reference period	High	Low	trading volume
	(In pence)		(Ordinary shares)

Five most recent fiscal years
2010	1051	855	2,424,600
2009	893	578	4,030,500
2008	733	519	4,758,300
2007	915	695	6,405,600
2006	811	671	5,004,500
Most recent quarter and two most recent fiscal years
2010 Fourth quarter	1034	926	2,126,500
Third quarter	1029	864	2,167,800
Second quarter	1051	888	2,967,400
First quarter	1037	855	2,466,700
2009 Fourth quarter	893	755	2,777,200
Third quarter	777	578	3,158,500
Second quarter	733	600	4,554,700
First quarter	714	584	5,695,700
Most recent six months
February 2011	1064	1013	1,524,200
January 2011	1066	983	2,075,800
December 2010	1034	961	1,673,100
November 2010	974	926	1,909,900
October 2010	1009	948	2,806,800
September 2010	1022	985	1,877,000

ITEM 10.	ADDITIONAL INFORMATION

Articles of association

We summarize below the material provisions of our articles of association, as amended, which have been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2010. The summary below is qualified entirely by reference to the Articles of Association. We have multiple business objectives and purposes and are authorized to do such things as the board may consider fit to further our interests or incidental or conducive to the attainment of our objectives and purposes.

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

The board may (whether at the time of the giving of the authorization or subsequently) make any such authorization subject to any limits or conditions it expressly imposes, but such authorization is otherwise given to the fullest extent permitted. The board may vary or terminate any such authorization at any time.

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

Notwithstanding the foregoing, a director will be entitled to vote, and be counted in the quorum, on any resolution concerning any of the following matters:

•	the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiaries;

•	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

•	any proposal relating to the Company or any of its subsidiary undertakings where it is offering securities in which offer a Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which a Director is to participate;

•	any proposal relating to another company in which he and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in sections 820 to 825 of the Act) representing one per cent or more of either any class of the equity share capital, or the voting rights, in such company;

•	any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

•	any proposal concerning insurance that we propose to maintain or purchase for the benefit of directors or for the benefit of persons, including directors.

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

Annual general meetings

In every year the Company must hold an annual general meeting (within a period of not more than 15 months after the date of the preceding annual general meeting) at a place and time determined by the board. The following matters are usually considered at an annual general meeting:

•	approving final dividends;

•	consideration of the accounts and balance sheet;

•	ordinary reports of the board of directors and auditors and any other documents required to be annexed to the balance sheet;

•	the re-appointment or re-election of directors;

•	appointment or reappointment of, and authorizing the directors to determine the remuneration of, the auditors; and

•	the renewal, limitation, extension, variation or grant of any authority to the board in relation to the allotment of securities.

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

Share certificates

Every person whose name is entered as a member in the Company’s Register of Members shall be entitled to one certificate in respect of each class of shares held. (The law regarding this does not apply to stock exchange nominees). Subject to the terms of issue of the shares, certificates are issued following allotment or receipt of the form of transfer bearing the appropriate stamp duty by our registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, telephone number +44 (0) 121 415 7062.

Share capital

Any share may be issued with such preferred, deferred or other special rights or other restrictions as we may determine by way of a shareholders’ vote in general meeting. Subject to the Act, any shares may be issued on terms that they are, or at our or the shareholders’ option are, liable to be redeemed on such terms and in such manner as we, before the issue of the shares, may determine by special resolution of the shareholders.

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

In the event that a shareholder or other person appearing to the board of directors to be interested in ordinary shares fails to comply with a notice requiring him or her to provide information with respect to their interest in voting shares pursuant to section 820 of the Act, we may serve that shareholder with a notice of default. After service of a default notice, that shareholder shall not be entitled to attend or vote at any general meeting or at a separate meeting of holders of a class of shares or on a poll until he or she has complied in full with our information request.

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

No provision of our articles of association expressly governs the ordinary share ownership threshold above which shareholder ownership must be disclosed. Under UK regulations, any person who acquires, either alone or, in specified circumstances, with others an interest in our voting share capital equal to or in excess of 3% (and each percentage point above it) comes under an obligation to disclose prescribed particulars to us in respect of those ordinary shares. A disclosure obligation also arises where a person’s notifiable interests fall below the notifiable percentage, or where, above that level, the percentage of our voting share capital in which a person has a notifiable interest increases or decreases.

Limitations affecting holders of ordinary shares or American Depositary Shares (ADSs)

Under English law and our articles of association, persons who are neither UK residents nor UK nationals may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

With respect to the items discussed above, applicable UK law is not materially different from applicable US law.

Material contracts

Pearson has not entered into any contracts outside the ordinary course of business during the two year period immediately preceding the date of this annual report.

Executive employment contracts

We have entered into agreements with each of our executive directors pursuant to which such executive director is employed by us. These agreements describe the duties of such executive director and the compensation to be paid by us. See “Item 6. Directors, Senior Management and Employees — Compensation of Senior Management”. Each agreement may be terminated by us on 12 months’ notice or by the executive director on six months’ notice. In the event we terminate any executive director, excluding the current chief financial officer, without giving the full 12 months’ advance notice, the executive director is entitled to receive liquidated damages equal to 12 months’ base salary and benefits together with a proportion of potential bonus. The chief financial officer has no contractual provisions for compensation on termination by the company without notice or cause.

Exchange controls

There are no UK government laws, decrees, regulations or other legislation which restrict or which may affect the import or export of capital, including the availability of cash and cash equivalents for use by us or the remittance of dividends, interest or other payments to nonresident holders of our securities, except as otherwise described under “Tax Considerations” below.

Tax considerations

The following is a discussion of the material US federal income tax considerations and UK tax considerations arising from the acquisition, ownership and disposition of ordinary shares and ADSs by a US holder. A US holder is a beneficial owner of ordinary shares or ADSs who is:

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

A distribution by the Company to noncorporate shareholders before 2013 will be taxed as net capital gain at a maximum rate of 15%, provided certain holding periods are met, to the extent such distribution is treated as a dividend under US federal income tax principles.

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

A US holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the UK on or after 17 March 1988 or who falls to be regarded as resident outside the UK for the purposes of any double tax treaty (“Treaty Non-resident”) on or after 16 March 2005 and continues to not be resident or ordinarily resident in the UK, or continues to be Treaty Non-resident, for a period of less than five years of assessment and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though he is not resident or ordinarily resident in the UK, or is Treaty Non-resident, at the time of the disposal.

US income taxation of capital gains

Upon a sale or exchange of ordinary shares or ADSs to a person other than Pearson, a US holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the US holder’s adjusted tax basis in the ordinary shares or ADSs. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. Long-term capital gain of a noncorporate US holder is generally taxed at a maximum rate of 15%. This long-term capital gain rate is scheduled to expire in 2013.

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

Stamp duty

The statements below reflect what is understood to be HMRC’s currency practice under existing law.

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

Close company status

We believe that the close company provisions of the UK Corporation Tax Act 2010 do not apply to us.

Documents on display

A copy of Articles of Association is filed as an exhibit to this Annual Report and certain other documents referred to in this Annual Report are available for inspection at our registered office at 80 Strand, London WC2R 0RL (c/o the Company Secretary), or, in the US, at the registered office of Pearson Inc. at 1330 Avenue of the Americas, 7th Floor, New York, New York, during usual business hours upon reasonable prior request.

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

We have formulated policies for hedging exposures to interest rate and foreign exchange risk, and have used derivatives to ensure compliance with these policies. Although a proportion of our derivative contracts were transacted without regard to existing IFRS requirements on hedge accounting, during 2010 and 2009 we qualified for hedge accounting under IFRS on a number of our key derivative contracts.

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

The Group’s policy is to align approximately the currency composition of its core net borrowings with its forecast operating profit before depreciation and amortization. This policy aims to soften the impact of changes in foreign exchange rates on consolidated interest cover and earnings. This policy applies only to currencies that account for more than 15% of group operating profit, which currently are the US dollar and sterling. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. In addition, the Group’s policy does not require existing currency debt to be terminated to match declines in that currency’s share of

Group operating profit. Also, the chief financial officer may request the inclusion of currencies that account for less than 15% of Group operating profit before depreciation and amortization in the above hedging process. Only one hedging transaction, denominated in South African rand, has been undertaken under that authority.

At December 31, 2010 the Group’s net borrowings in our main currencies (taking into account the effect of cross currency rate swaps) were: US dollar £683m, sterling £179m, and South African rand £9m.

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

Derivatives

Under IFRS, the Group is required to record all derivative instruments on the balance sheet at fair value. Derivatives not classified as hedges are adjusted to fair value through earnings. Changes in the fair value of derivatives that the Group has designated and that qualify as effective hedges are either recorded in reserves or are offset in earnings by the corresponding movement in the fair value of the underlying hedged item. Any ineffective portion of derivatives that are classified as hedges is immediately recognized in earnings.

In 2010 and 2009 the Group met the prescribed designation requirements and hedge effectiveness tests under IFRS for some of its derivative contracts. As a result, the movements in the fair value of the effective portion of fair value hedges and net investment hedges have been offset in earnings and reserves respectively by the corresponding movement in the fair value of the underlying hedged item.

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

Fees incurred in past annual period and fees to be paid in the future

From January 1, 2010 to February 28, 2011 the Company received payments from the depositary of $350,000 and $38,000 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing the annual and interim financial reports, printing and distributing dividend cheques, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Disclosure controls and procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010 was carried out by us under the supervision and with the participation of our management, including the chief executive officer and chief financial officer. Based on that evaluation the chief executive officer and chief financial officer concluded that Pearson’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow such timely decision regarding required disclosures. A controls system, no matter how well designed and operated cannot provide absolute assurance to achieve its objectives.

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

Management has assessed the effectiveness of internal control over financial reporting, as at December 31, 2010, and has concluded that such internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2010, has also audited the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

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

Pearson has adopted a code of ethics (the Pearson code of business conduct) which applies to all employees including the chief executive officer and chief financial officer and other senior financial management. This code of ethics is available on our website (www.pearson.com/responsibility/sustainable-business-practice/ethics/). The information on our website is not incorporated by reference into this report.

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

The following table sets forth remuneration paid to PwC for 2009 and 2010:

Auditors’ Remuneration	2010	2009
	£m	£m

Audit fees	6	6
Tax fees	2	2
All other fees	2	1

Audit fees include £35,000 (2009: £35,000) of audit fees relating to the audit of the parent company.

Fees for the audit of the effectiveness of the Group’s internal control over financial reporting are allocated to audit fees paid.

Tax services include services related to tax planning and various other tax advisory services.

Other services relates mainly to due diligence on acquisitions, notably our Brazilian acquisition, Sistema Educacional Brasileiro where we assessed that our auditors were best qualified and cost effective in taking on this role.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

				Maximum
				number
			Total number of	of shares that
			units purchased	may yet be
			as part of publicly	purchased under
	Total number of	Average price	announced plans	the plans or
Period	shares purchased	paid per share	or programs	programs

June 1, 2009 - June 30, 2009	2,000,000	£6.14	N/A	N/A
May 1, 2010 - May 31, 2010	3,000,000	£9.94	N/A	N/A
June 1, 2010 - June 30, 2010	2,000,000	£9.17	N/A	N/A
October 1, 2010 - October 31, 2010	1,000,000	£9.83	N/A	N/A
November 1, 2010 - November 31, 2010	2,000,000	£9.46	N/A	N/A

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are included on pages F-1 through F-70 hereof.

ITEM 19.	EXHIBITS

1.1	Articles of Association of Pearson plc.
2.1	Indenture dated June 23, 2003 between Pearson plc and The Bank of New York, as trustee *
2.2	Indenture dated May 25, 2004 among Pearson Dollar Finance plc, as Issuer, Pearson plc, Guarantor, and the Bank of New York, as trustee, Paying Agent and Calculation Agent. #
2.3	Indenture dated June 21, 2001 between Pearson plc and The Bank of New York, as trustee.†
2.4	Indenture dated March 26, 2009 among Pearson Funding One plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C., as trustee. ¥
2.5	Indenture dated May 6, 2008 among Pearson Dollar Finance Two plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York, as trustee, Paying Agent and Calculation Agent. ¥

2.6	Indenture dated October 27, 1999 between Pearson plc, as the Issuer and The Law Debenture Trust Corporation P.L.C., as trustee. ¥
2.7	Indenture dated May 17, 2010 between Pearson Funding Two plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent.
8.1	List of Significant Subsidiaries.
12.1	Certification of Chief Executive Officer.
12.2	Certification of Chief Financial Officer.
13.1	Certification of Chief Executive Officer.
13.2	Certification of Chief Financial Officer.
15	Consent of PricewaterhouseCoopers LLP.

*	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2003 and filed May 7, 2004.

#	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2004 and filed June 27, 2005.

†	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2001 and filed June 10, 2002.

¥	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2009 and filed March 31, 2010.

FINANCIAL STATEMENTS: CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pearson plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Pearson plc and its subsidiaries (the “Group”) at December 31, 2010 and December 31, 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

PricewaterhouseCoopers LLP

London
United Kingdom
March 25, 2011

Consolidated Income Statement
Year ended 31 December 2010
All figures in £ millions

	Notes	2010	2009	2008

Sales	2	5,663	5,140	4,405
Cost of goods sold	4	(2,588)	(2,382)	(2,046)

Gross profit		3,075	2,758	2,359
Operating expenses	4	(2,373)	(2,169)	(1,820)
Share of results of joint ventures and associates	12	41	30	25

Operating profit	2	743	619	564
Finance costs	6	(109)	(122)	(136)
Finance income	6	36	26	41

Profit before tax		670	523	469
Income tax	7	(146)	(146)	(125)

Profit for the year from continuing operations		524	377	344
Profit/(loss) for the year from discontinued operations	3	776	85	(21)

Profit for the year		1,300	462	323

Attributable to:
Equity holders of the company		1,297	425	292
Non-controlling interest		3	37	31

Earnings per share for profit from continuing and discontinued operations attributable to equity holders of the company during the year (expressed in pence per share)
— basic	8	161.9p	53.2p	36.6p
— diluted	8	161.5p	53.1p	36.6p

Earnings per share for profit from continuing operations attributable to equity holders of the company during the year (expressed in pence per share)
— basic	8	66.0p	47.0p	42.9p
— diluted	8	65.9p	47.0p	42.9P

Consolidated Statement of Comprehensive Income
Year ended 31 December 2010
All figures in £ millions

	Notes	2010	2009	2008

Profit for the year		1,300	462	323
Net exchange differences on translation of foreign operations		173	(388)	1,125
Currency translation adjustment disposed — subsidiaries		13	—	49
Currency translation adjustment disposed — joint venture		—	—	1
Actuarial gains/(losses) on retirement benefit obligations — Group	25	70	(299)	(71)
Actuarial gains/(losses) on retirement benefit obligations — associate	12	1	(3)	(3)
Net increase in fair values of proportionate holding arising on stepped acquisition		—	18	—
Tax on items recognised in other comprehensive income	7	(41)	91	9

Other comprehensive income/(expense) for the year		216	(581)	1,110

Total comprehensive income/(expense) for the year		1,516	(119)	1,433

Attributable to:
Equity holders of the company		1,502	(127)	1,327
Non-controlling interest		14	8	106

Consolidated Balance Sheet
As at 31 December 2010
All figures in £ millions

	Notes	2010	2009

Assets
Non-current assets
Property, plant and equipment	10	366	388
Intangible assets	11	5,467	5,129
Investments in joint ventures and associates	12	71	30
Deferred income tax assets	13	276	387
Financial assets — Derivative financial instruments	16	134	112
Other financial assets	15	58	62
Trade and other receivables	22	129	112

		6,501	6,220

Current assets
Intangible assets — Pre-publication	20	647	650
Inventories	21	429	445
Trade and other receivables	22	1,337	1,284
Financial assets — Derivative financial instruments	16	6	—
Financial assets — Marketable securities	14	12	63
Cash and cash equivalents (excluding overdrafts)	17	1,736	750

		4,167	3,192

Total assets		10,668	9,412

Consolidated Balance Sheet (Continued)
As at 31 December 2010
All figures in £ millions

	Notes	2010	2009

Liabilities
Non-current liabilities
Financial liabilities — Borrowings	18	(1,908)	(1,934)
Financial liabilities — Derivative financial instruments	16	(6)	(2)
Deferred income tax liabilities	13	(471)	(473)
Retirement benefit obligations	25	(148)	(339)
Provisions for other liabilities and charges	23	(42)	(50)
Other liabilities	24	(246)	(253)

		(2,821)	(3,051)
Current liabilities
Trade and other liabilities	24	(1,605)	(1,467)
Financial liabilities — Borrowings	18	(404)	(74)
Financial liabilities — Derivative financial instruments	16	—	(7)
Current income tax liabilities		(215)	(159)
Provisions for other liabilities and charges	23	(18)	(18)

		(2,242)	(1,725)

Total liabilities		(5,063)	(4,776)

Net assets		5,605	4,636

Equity
Share capital	27	203	203
Share premium	27	2,524	2,512
Treasury shares	28	(137)	(226)
Translation reserve		402	227
Retained earnings		2,546	1,629

Total equity attributable to equity holders of the company		5,538	4,345
Non-controlling interest		67	291

Total equity		5,605	4,636

These financial statements have been approved for issue by the board of directors on 7 March 2011 and signed on its behalf by

Robin Freestone Chief financial officer

Consolidated Statement of Changes in Equity
Year ended 31 December 2010
All figures in £ millions

	Equity attributable to equity holders of the company
							Non-
	Share	Share	Treasury	Translation	Retained		controlling	Total
	capital	premium	shares	reserve	earnings	Total	interest	equity

At 1 January 2010	203	2,512	(226)	227	1,629	4,345	291	4,636
Profit for the year	—	—	—	—	1,297	1,297	3	1,300
Other comprehensive income	—	—	—	175	30	205	11	216
Equity-settled transactions	—	—	—	—	50	50	—	50
Tax on equity-settled transactions	—	—	—	—	4	4	—	4
Issue of ordinary shares under share option schemes	—	12	—	—	—	12	—	12
Purchase of treasury shares	—	—	(77)	—	—	(77)	—	(77)
Release/cancellation of treasury shares	—	—	166	—	(166)	—	—	—
Changes in non-controlling shareholding	—	—	—	—	(6)	(6)	(231)	(237)
Dividends	—	—	—	—	(292)	(292)	(7)	(299)

At 31 December 2010	203	2,524	(137)	402	2,546	5,538	67	5,605

	Equity attributable to equity holders of the company
							Non-
	Share	Share	Treasury	Translation	Retained		controlling	Total
	capital	premium	shares	reserve	earnings	Total	interest	equity

At 1 January 2009	202	2,505	(222)	586	1,679	4,750	274	5,024
Profit for the year	—	—	—	—	425	425	37	462
Other comprehensive expense	—	—	—	(359)	(193)	(552)	(29)	(581)
Equity-settled transactions	—	—	—	—	37	37	—	37
Tax on equity-settled transactions	—	—	—	—	6	6	—	6
Issue of ordinary shares under share option schemes	1	7	—	—	—	8	—	8
Purchase of treasury shares	—	—	(33)	—	—	(33)	—	(33)
Release of treasury shares	—	—	29	—	(29)	—	—	—
Put option over non-controlling interest	—	—	—	—	(23)	(23)	—	(23)
Changes in non-controlling shareholding	—	—	—	—	—	—	24	24
Dividends	—	—	—	—	(273)	(273)	(15)	(288)

At 31 December 2009	203	2,512	(226)	227	1,629	4,345	291	4,636

	Equity attributable to equity holders of the company
							Non-
	Share	Share	Treasury	Translation	Retained		controlling	Total
	capital	premium	shares	reserve	earnings	Total	interest	equity

At 1 January 2008	202	2,499	(216)	(514)	1,724	3,695	179	3,874
Profit for the year	—	—	—	—	292	292	31	323
Other comprehensive income/(expense)	—	—	—	1,100	(65)	1,035	75	1,110
Equity-settled transactions	—	—	—	—	33	33	—	33
Tax on equity-settled transactions	—	—	—	—	(7)	(7)	—	(7)
Issue of ordinary shares under share option schemes	—	6	—	—	—	6	—	6
Purchase of treasury shares	—	—	(47)	—	—	(47)	—	(47)
Release of treasury shares	—	—	41	—	(41)	—	—	—
Changes in non-controlling shareholding	—	—	—	—	—	—	6	6
Dividends	—	—	—	—	(257)	(257)	(17)	(274)

At 31 December 2008	202	2,505	(222)	586	1,679	4,750	274	5,024

The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments.

Consolidated Cash Flow Statement
Year ended 31 December 2010
All figures in £ millions

	Notes	2010	2009	2008

Cash flows from operating activities
Net cash generated from operations	31	1,169	1,012	894
Interest paid		(78)	(90)	(87)
Tax paid		(85)	(103)	(89)

Net cash generated from operating activities		1,006	819	718
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	29	(535)	(208)	(395)
Acquisition of joint ventures and associates		(22)	(14)	(5)
Purchase of investments		(7)	(10)	(1)
Purchase of property, plant and equipment		(76)	(62)	(75)
Proceeds from the sale of investments		—	—	5
Proceeds from sale of property, plant and equipment	31	—	1	2
Purchase of intangible assets		(56)	(58)	(45)
Disposal of subsidiaries, net of cash disposed	30	984	—	99
Tax paid on disposal of subsidiaries		(250)	—	—
Interest received		10	3	11
Dividends received from joint ventures and associates		23	22	23

Net cash received from/(used in) investing activities		71	(326)	(381)
Cash flows from financing activities
Proceeds from issue of ordinary shares		12	8	6
Purchase of treasury shares		(77)	(33)	(47)
Proceeds from borrowings		241	296	455
Liquid resources acquired		—	(13)	—
Liquid resources sold		53	—	—
Repayment of borrowings		(13)	(343)	(275)
Finance lease principal payments		(3)	(2)	(3)
Dividends paid to company’s shareholders	9	(292)	(273)	(257)
Dividends paid to non-controlling interest		(6)	(20)	(28)
Transactions with non-controlling interest		(7)	14	12

Net cash used in financing activities		(92)	(366)	(137)
Effects of exchange rate changes on cash and cash equivalents		(1)	(36)	(103)

Net increase in cash and cash equivalents		984	91	97
Cash and cash equivalents at beginning of year		680	589	492

Cash and cash equivalents at end of year	17	1,664	680	589

The consolidated cash flow statement includes discontinued operations (see note 3).

Notes to the Consolidated Financial Statements

General information

Pearson plc (the company) and its subsidiaries (together the Group) are international media businesses covering education, business information and consumer publishing.

The company is a public limited liability company incorporated and domiciled in England. The address of its registered office is 80 Strand, London WC2R ORL.

The company has its primary listing on the London Stock Exchange and is also listed on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the board of directors on 7 March 2011.

1.	Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. These consolidated financial statements are also prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). In respect of the accounting standards applicable to the Group there is no difference between EU-adopted and IASB-adopted IFRS. The Group transitioned from UK GAAP to IFRS on 1 January 2003.

These consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) to fair value.

1. Interpretations and amendments to published standards effective in 2010

•	IFRS 3 (Revised) ‘Business Combinations’ and amendments to IAS 27 ‘Consolidated and Separate Financial Statements’, effective for annual reporting periods beginning on or after 1 July 2009. The amendments affect the accounting for business combinations, including the requirement to re-measure the fair value of previously held interests in step acquisitions with any gain or loss arising being recognised in the income statement, the requirement to expense acquisition costs and the requirement to recognise adjustments to contingent consideration in the income statement.

•	Amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’, effective for annual reporting periods beginning on or after 1 July 2009. The amendments clarify that inflation may only be hedged where changes in inflation are a specified portion of cash flows of a financial instrument, and also clarify hedging with options. Management have assessed that the amendments have no impact on the Group’s financial statements.

•	Amendments to IFRS 2 ‘Share-based Payment’: Group cash-settled share-based payment transactions, effective for annual reporting periods beginning on or after 1 January 2010. The amendments clarify the scope and accounting for group cash-settled share-based payment transactions. Management have assessed that the amendments have no impact on the Group’s financial statements.

•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’, effective for annual reporting periods beginning on or after 1 July 2009. IFRIC 17 provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends, including recognition upon authorisation and measurement at fair value of assets distributed, with any difference between fair value and carrying value of these assets being recognised in the income statement when an entity settles the dividend payable. This does not apply to distributions of non-cash assets under common control. Management have assessed that this interpretation has no impact on the Group’s financial statements as the Group does not currently distribute non-cash assets.

Notes to the Consolidated Financial Statements (Continued)

•	IFRIC 18 ‘Transfers of Assets from Customers’, effective for transfers of assets from customers received on or after 1 July 2009. IFRIC 18 states that when an item of property, plant and equipment is received from a customer and it meets the definition of an asset from the perspective of the recipient, the recipient should recognise the asset at its fair value at the date of transfer and recognise the credit in accordance with IAS 18 ‘Revenue’. Management have assessed that this interpretation has no impact on the Group’s financial statements as the Group has not received such assets from customers.

•	‘Improvements to IFRSs — 2009’, effective dates vary upon the amendment. This is the second set of amendments published under the IASB’s annual improvements process and incorporates minor amendments to 12 standards and interpretations. Management have assessed that these amendments have no impact on the Group’s financial statements.

2. Standards, interpretations and amendments to published standards that are not yet effective

The Group has not early adopted the following new pronouncements that are not yet effective:

•	Amendments to IAS 24 ‘Related Parties’, effective for annual reporting periods beginning on or after 1 January 2011. The amendments simplify disclosure for government related entities and clarify the definition of a related party.

•	Amendments to IAS 32 ‘Financial Instruments: Presentation’ - Classification of Rights, effective for annual reporting periods beginning on or after 1 February 2010. The amendments clarify that rights, options or warrants issued to acquire a fixed number of an entity’s own non-derivative equity instruments for a fixed amount in any currency are classified as equity instruments provided the offer is made pro-rata to all existing owners of the same class of the entity’s own non-derivative equity instruments.

•	IFRS 9 ‘Financial Instruments’, effective for annual reporting periods beginning on or after 1 January 2013. The new standard details the requirements for the classification and measurement of financial assets and liabilities.

•	IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’, effective for annual reporting periods beginning on or after 1 July 2010. IFRIC 19 clarifies accounting required by entities issuing equity instruments to extinguish all or part of a financial liability.

•	Amendments to IFRIC 14 ‘Prepayments of a Minimum Funding Requirement’, effective for annual reporting periods beginning on or after 1 January 2011. The amendments remedy a consequence of IFRIC 14 where, in certain circumstances, an entity was not permitted to recognise prepayments of a minimum funding requirement as an asset.

•	Amendments to IFRS 7 ‘Financial Instruments: Disclosures’ — Transfers of Financial Assets, effective for annual reporting periods beginning on or after 1 July 2011. The amendments require enhanced disclosure where an asset is transferred but not derecognised, and new disclosure for assets that are derecognised but to which the entity continues to have an exposure.

•	Amendments to IAS 12 ‘Deferred Tax’ — Recoverability of Underlying Assets, effective for annual reporting periods beginning on or after 1 January 2012. The amendments provide, for certain investment properties, an exception to the principle that the measurement of deferred tax assets and liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset.

•	‘Improvements to IFRSs — 2010’, effective dates vary upon the amendment. This is the third set of amendments published under IASB’s annual improvements process and incorporates minor amendments to seven standards and interpretations.

Management are currently assessing the impact of these new standards, interpretations and amendments on the Group’s financial statements.

Notes to the Consolidated Financial Statements (Continued)

3. Critical accounting assumptions and judgements

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

1. Business combinations — The acquisition method of accounting is used to account for business combinations of the Group with an acquisition date on or after 1 January 2010. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition related costs are expensed as incurred.

Identifiable assets and contingent assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. For material acquisitions, the fair value of the acquired intangible assets is determined by an external, independent valuer. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. See note 1e(1) for the accounting policy on goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognised directly in the income statement.

On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

2. Subsidiaries — Subsidiaries are entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date that control ceases.

3. Transactions with non-controlling interests — Transactions with non-controlling interests are treated as transactions with shareholders. Any surplus or deficit arising from disposals to a non-controlling interest is recorded in equity. For purchases from a non-controlling interest, the difference between consideration paid and the relevant share acquired of the carrying value of the subsidiary is recorded in equity.

4. Joint ventures and associates — Joint ventures are entities in which the Group holds an interest on a long-term basis and which are jointly controlled, with one or more other venturers, under a contractual arrangement. Associates are entities over which the Group has significant influence but not the power to control the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in joint ventures and associates are accounted for by the equity method and are initially recognised at cost.

The Group’s share of its joint ventures’ and associates’ post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The Group’s share of its joint ventures’ and associates’ results is recognised as a component of operating profit as these

Notes to the Consolidated Financial Statements (Continued)

operations form part of the core publishing business of the Group and are an integral part of existing wholly-owned businesses. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in a joint venture or associate equals or exceeds its interest in the joint venture or associate the Group does not recognise further losses unless the Group has incurred obligations or made payments on behalf of the joint venture or associate.

c.	Foreign currency translation

1. Functional and presentation currency — Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in sterling, which is the company’s functional and presentation currency.

2. Transactions and balances — Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying net investment hedges.

3. Group companies — The results and financial position of all Group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

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

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.54 (2009: $1.57) and the year end rate was $1.57 (2009: $1.61).

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

1. Goodwill — For the acquisition of subsidiaries made on or after 1 January 2010 goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. For the acquisition of subsidiaries made from the date of transition to IFRS to 31 December 2009 goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets acquired. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates and joint ventures represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets acquired. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures.

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

2. Acquired software — Software separately acquired for internal use is capitalised at cost. Software acquired in material business combinations is capitalised at its fair value as determined by an independent valuer. Acquired software is amortised on a straight-line basis over its estimated useful life of between three and eight years.

3. Internally developed software — Internal and external costs incurred during the preliminary stage of developing computer software for internal use are expensed as incurred. Internal and external costs incurred to develop computer software for internal use during the application development stage are capitalised if the Group expects economic benefits from the development. Capitalisation in the application development stage begins once the Group can reliably measure the expenditure attributable to the software development and has demonstrated its intention to complete and use the software. Internally developed software is amortised on a straight-line basis over its estimated useful life of between three and eight years.

4. Acquired intangible assets — Acquired intangible assets include customer lists and relationships, trademarks and brands, publishing rights, content and technology. These assets are capitalised on acquisition at cost and included in intangible assets. Intangible assets acquired in material business combinations are capitalised at their fair value as determined by an independent valuer. Intangible assets are amortised over their estimated useful lives of between two and 20 years, using an amortisation method that reflects the pattern of their consumption.

5. Pre-publication assets — Pre-publication assets represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are recognised as current intangible assets where the title will generate probable future economic benefits and costs can be measured reliably. Pre-publication assets are amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected operating life cycle of the title, with a higher proportion of the amortisation taken in the earlier years.

Notes to the Consolidated Financial Statements (Continued)

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

Cash and cash equivalents in the cash flow statement include cash in hand, deposits held on call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included in borrowings in current liabilities in the balance sheet.

Short-term deposits and marketable securities with maturities of greater than three months do not qualify as cash and cash equivalents. Movements on these financial instruments are classified as cash flows from financing activities in the cash flow statement as these amounts are used to offset the borrowings of the Group.

Notes to the Consolidated Financial Statements (Continued)

k.	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the company’s equity share capital (treasury shares) the consideration paid, including any directly attributable incremental costs, net of income taxes, is deducted from equity attributable to the company’s equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable transaction costs and the related income tax effects, is included in equity attributable to the company’s equity holders.

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

Notes to the Consolidated Financial Statements (Continued)

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

1. Pension obligations — The retirement benefit asset and obligation recognised in the balance sheet represents the net of the present value of the defined benefit obligation and the fair value of plan assets at the balance sheet date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability.

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

2. Other post-retirement obligations — The expected costs of post-retirement healthcare and life assurance benefits are accrued over the period of employment, using a similar accounting methodology as for defined benefit pension obligations. The liabilities and costs relating to significant other post-retirement obligations are assessed annually by independent qualified actuaries.

3. Share-based payments — The fair value of options or shares granted under the Group’s share and option plans is recognised as an employee expense after taking into account the Group’s best estimate of the number of awards expected to vest. Fair value is measured at the date of grant and is spread over the vesting period of the option or share. The fair value of the options granted is measured using an option model that is most appropriate to the award. The fair value of shares awarded is measured using the share price at the date of grant unless another method is more appropriate. Any proceeds received are credited to share capital and share premium when the options are

Notes to the Consolidated Financial Statements (Continued)

exercised. The Group has applied IFRS 2 ‘Share-based Payment’ retrospectively to all options granted but not fully vested at the date of transition to IFRS.

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

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services net of sales taxes, rebates and discounts, and after eliminating sales within the Group.

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

Notes to the Consolidated Financial Statements (Continued)

payment is allocated between the liability and finance charges to achieve a constant rate on the finance balance outstanding.

The corresponding rental obligations, net of finance charges, are included in financial liabilities -borrowings. The interest element of the finance cost is charged to the income statement over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

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

The Group is organised into five business segments:

North American Education — Educational publishing, assessment and testing for the school and higher education market within the USA and Canada;

International Education — Educational publishing, assessment and testing for the school and higher education market outside of North America;

Professional — Business and technology publishing, training, testing and certification for professional bodies;

FT Group — Publisher of the Financial Times, business magazines and specialist information;

Penguin — Publisher with brand imprints such as Penguin, Putnam, Berkley, Viking and Dorling Kindersley.

Notes to the Consolidated Financial Statements (Continued)

For more detail on the services and products included in each business segment refer to the business review.

The results of the Interactive Data segment are shown as discontinued.

		2010
		North
		American	International		FT			Discontinued
	Notes	Education	Education	Professional	Group	Penguin	Corporate	operations	Group
	All figures in £ millions

Continuing operations
Sales (external)		2,640	1,234	333	403	1,053	—	—	5,663
Sales (inter-segment)		—	—	5	—	3	—	—	8

Adjusted operating profit		469	171	51	60	106	—	—	857
Amortisation of acquired intangibles		(53)	(35)	(7)	(9)	(1)	—	—	(105)

Acquisition costs		(1)	(7)	(2)	(1)	—	—	—	(11)
Other net gains and losses		—	(10)	—	12	—	—	—	2
Operating profit		415	119	42	62	105	—	—	743

Finance costs	6								(109)
Finance income	6								36

Profit before tax									670

Income tax	7								(146)

Profit for the year from continuing operations									524

Segment assets		4,401	2,122	601	447	1,138	1,888	—	10,597
Joint ventures	12	15	—	1	1	1	—	—	18
Associates	12	24	6	—	23	—	—	—	53

Total assets		4,440	2,128	602	471	1,139	1,888	—	10,668

Other segment items
Share of results of joint ventures and associates	12	(3)	1	1	42	—	—	—	41
Capital expenditure	10,11	45	27	16	17	18	—	21	144
Pre-publication investment	20	215	61	7	—	36	—	—	319
Depreciation	10	23	19	9	5	13	—	13	82
Amortisation	11,20	307	111	18	23	43	—	12	514

Notes to the Consolidated Financial Statements (Continued)

		2009
		North
		American	International					Discontinued
	Notes	Education	Education	Professional	FT Group	Penguin	Corporate	operations	Group
	All figures in £ millions

Continuing operations
Sales (external)		2,470	1,035	275	358	1,002	—	—	5,140
Sales (inter-segment)		—	—	7	—	24	—	—	31

Adjusted operating profit		403	141	43	39	84	—	—	710
Amortisation of acquired intangibles		(49)	(32)	(1)	(8)	(1)	—	—	(91)

Operating profit		354	109	42	31	83	—	—	619

Finance costs	6								(122)
Finance income	6								26

Profit before tax									523

Income tax	7								(146)

Profit for the year from continuing operations									377

Segment assets		4,382	1,635	377	420	1,173	924	471	9,382
Joint ventures	12	13	—	1	1	3	—	—	18
Associates	12	—	5	—	7	—	—	—	12

Total assets		4,395	1,640	378	428	1,176	924	471	9,412

Other segment items
Share of results of joint ventures and associates	12	(2)	6	1	25	—	—	—	30
Capital expenditure	10,11	38	22	12	15	10	—	29	126
Pre-publication investments	20	220	58	8	—	36	—	—	322
Depreciation	10	24	16	10	5	9	—	21	85
Amortisation	11,20	274	89	13	20	42	—	16	454

Notes to the Consolidated Financial Statements (Continued)

		2008
		North
		American	International					Discontinued
	Notes	Education	Education	Professional	FT Group	Penguin	Corporate	operations	Group
	All figures in £ millions

Continuing operations
Sales (external)		2,002	866	244	390	903	—	—	4,405
Sales (inter-segment)		—	—	4	—	22	—	—	26

Adjusted operating profit		303	135	36	74	93	—	—	641
Amortisation of acquired intangibles		(45)	(22)	(1)	(7)	(2)	—	—	(77)

Operating profit		258	113	35	67	91	—	—	564

Finance costs	6								(136)
Finance income	6								41

Profit before tax									469

Income tax	7								(125)

Profit for the year from continuing operations									344

Segment assets		4,952	1,358	423	482	1,211	923	524	9,873
Joint ventures	12	—	8	—	2	3	—	—	13
Associates	12	—	4	—	6	—	—	—	10

Total assets		4,952	1,370	423	490	1,214	923	524	9,896

Other segment items
Share of results of joint	12	—	5	—	19	1	—	—	25
ventures and associates
Capital expenditure	10, 11	22	30	15	17	15	—	25	124
Pre-publication investments	20	202	52	7	—	36	—	—	297
Depreciation	10	25	12	8	13	9	—	13	80
Amortisation	11, 20	219	69	12	12	36	—	12	360

In 2010, sales from the provision of goods were £4,200m (2009: £3,838m; 2008: £3,374m) and sales from the provision of services were £1,463m (2009: £1,302m; 2008: £1,031m). Sales from the Group’s educational publishing, consumer publishing and newspaper business are classified as being from the provision of goods and sales from its assessment and testing and other service businesses are classified as being from the provision of services.

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the segment result is equal to the Group operating profit. Inter-segment pricing is determined on an arm’s-length basis. Segment assets consist of property, plant and equipment, intangible assets, inventories, receivables, deferred taxation and other financial assets and exclude cash and cash equivalents and derivative assets. Corporate assets comprise cash and cash equivalents, marketable securities and derivative financial instruments. Capital expenditure comprises additions to property, plant and equipment and software (see notes 10 and 11).

Property, plant and equipment and intangible assets acquired through business combination were £311m (2009: £153m) (see note 29). Capital expenditure, depreciation and amortisation include amounts relating to discontinued operations.

Notes to the Consolidated Financial Statements (Continued)

The Group operates in the following main geographic areas:

	Sales			Non-current assets
	2010	2009	2008	2010	2009	2008
	All figures in £ millions

Continuing operations
UK	790	694	700	1,031	904	660
Other European countries	415	387	392	237	179	154
USA	3,361	3,146	2,596	3,790	3,607	4,396
Canada	228	198	165	235	204	209
Asia Pacific	577	497	403	364	319	155
Other countries	292	218	149	376	121	14

Total continuing	5,663	5,140	4,405	6,033	5,334	5,588

Discontinued operations
UK	31	54	55	—	37	41
Other European countries	48	86	71	—	63	70
USA	196	317	272	—	204	228
Canada	2	2	2	—	—	—
Asia Pacific	18	23	12	—	21	24
Other countries	1	2	2	—	—	—

Total discontinued	296	484	414	—	325	363

Total	5,959	5,624	4,819	6,033	5,659	5,951

Sales are allocated based on the country in which the customer is located. This does not differ materially from the location where the order is received. Non-current assets are based on the subsidiary’s country of domicile. This is not materially different to the location of the assets. Non-current assets comprise property, plant and equipment, intangible assets, investments in joint ventures and associates and trade and other receivables.

Notes to the Consolidated Financial Statements (Continued)

3.	Discontinued operations

Discontinued operations in 2009 and 2010 relate to the Group’s interest in Interactive Data (sold on 29 July 2010). Discontinued operations in 2008 relate to interactive Data and the Data Management business (sold on 22 February 2008).

An analysis of the results and cash flows of discontinued operations is as follows:

	2010	2009	2008	2008	2008
	Interactive	Interactive	Interactive	Data
	Data	Data	Data	Management	Total
	All figures in £ millions

Sales	296	484	406	8	414

Operating profit	73	136	112	—	112
Finance income	—	1	4	—	4

Profit before tax	73	137	116	—	116
Attributable tax expense	(28)	(52)	(47)	—	(47)

Profit after tax	45	85	69	—	69
Profit/(loss) on disposal of discontinued operations before tax	1,037	—	—	(53)	(53)
Attributable tax expense	(306)	—	—	(37)	(37)

Profit/(loss) for the year from discontinued operations	776	85	69	(90)	(21)

Operating cash flows	85	132	127	—	127
Investing cash flows	(35)	(23)	(50)	—	(50)
Financing cash flows	49	(80)	(29)	—	(29)

Total cash flows	99	29	48	—	48

4.	Operating expenses

	2010	2009	2008
	All figures in £ millions

By function:
Cost of goods sold	2,588	2,382	2,046

Operating expenses
Distribution costs	298	275	235
Administrative and other expenses	2,190	2,014	1,687
Other income	(115)	(120)	(102)

Total operating expenses	2,373	2,169	1,820

Total	4,961	4,551	3,866

Notes to the Consolidated Financial Statements (Continued)

	Notes	2010	2009	2008
	All figures in £ millions

By nature:
Utilisation of inventory	21	836	843	832
Depreciation of property, plant and equipment	10	69	64	67
Amortisation of intangible assets — Pre-publication	20	350	307	244
Amortisation of intangible assets — Other	11	152	131	104
Employee benefit expense	5	1,849	1,725	1,392
Operating lease rentals		166	157	156
Other property costs		64	70	102
Royalties expensed		524	479	400
Advertising, promotion and marketing		250	219	238
Information technology costs		78	72	60
Other costs		738	604	373
Other income		(115)	(120)	(102)

Total		4,961	4,551	3,866

During the year the Group obtained the following services from the Group’s auditors:

	2010	2009	2008
	All figures in £ millions

Fees payable to the company’s auditors for the audit of parent company and consolidated financial statements	4	4	3
The audit of the company’s subsidiaries pursuant to legislation	2	2	2
Tax services	2	2	2
Other services	2	1	1

Total	10	9	8

Reconciliation between audit and non-audit service fees is shown below:

	2010	2009	2008
	All figures in £ millions

Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	6	6	5
Non-audit fees	4	3	3

Total	10	9	8

Fees for attestation under section 404 of the Sarbanes-Oxley Act are allocated between fees payable for the audits of consolidated and subsidiary accounts.

Tax services include services related to tax planning and various other tax advisory matters. Other services is mainly due diligence on acquisitions, notably our Brazilian acquisition, Sistema Educational Brasileiro (SEB), where we assessed that our auditors were best qualified and cost effective in taking on this role.

Notes to the Consolidated Financial Statements (Continued)

5.	Employee information

	Notes	2010	2009	2008
		All figures in £ millions

Employee benefit expense
Wages and salaries (including termination benefits and restructuring costs)		1,588	1,496	1,184
Social security costs		136	124	103
Share-based payment costs	26	35	27	25
Retirement benefits — defined contribution plans	25	66	60	39
Retirement benefits — defined benefit plans	25	22	16	35
Other post-retirement benefits	25	2	2	6

		1,849	1,725	1,392

The details of the emoluments of the directors of Pearson plc are shown in the report on directors’ remuneration.

	2010	2009	2008
	Average number employed

Employee numbers
North American Education	14,828	15,606	15,412
International Education	10,713	8,899	5,718
Professional	3,721	2,662	2,641
FT Group	2,557	2,328	2,379
Penguin	3,470	4,163	4,112
Other	1,028	1,047	909

Continuing operations	36,317	34,705	31,171

The average number employed in discontinued operations in 2009 was 2,459, and in 2008 was 2,509.

Notes to the Consolidated Financial Statements (Continued)

6.	Net finance costs

	Notes	2010	2009	2008
		All figures in £ millions

Interest payable		(82)	(92)	(106)
Finance costs in respect of retirement benefits	25	(12)	(12)	—
Net foreign exchange losses		(9)	(7)	(11)
Other losses on financial instruments in a hedging relationship:
— fair value hedges		—	(1)	(7)
Other losses on financial instruments not in a hedging relationship:
— derivatives		(6)	(10)	(12)

Finance costs		(109)	(122)	(136)

Interest receivable		9	6	13
Finance income in respect of retirement benefits	25	—	—	8
Net foreign exchange gains		18	—	—
Other gains on financial instruments in a hedging relationship:
— fair value hedges		—	4	2
— net investment hedges		—	—	1
Other gains on financial instruments not in a hedging relationship:
— amortisation of transitional adjustment on bonds		2	3	1
— derivatives		7	13	16

Finance income		36	26	41

Net finance costs		(73)	(96)	(95)

The £nil net gain (2009: £3m net gain; 2008: £5m net loss) on fair value hedges comprises a £40m loss (2009: £96m gain; 2008: £156m loss) on the underlying bonds offset by a £40m gain (2009: £93m loss; 2008: £151m gain) on the related derivative financial instruments.

7.	Income tax

	Notes	2010	2009	2008
		All figures in £ millions

Current tax
Charge in respect of current year		(82)	(106)	(48)
Other adjustments in respect of prior years		13	7	12

Total current tax charge		(69)	(99)	(36)

Deferred tax
In respect of temporary differences		(77)	(51)	(93)
Other adjustments in respect of prior years		—	4	4

Total deferred tax charge	13	(77)	(47)	(89)

Total tax charge		(146)	(146)	(125)

Notes to the Consolidated Financial Statements (Continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

	2010	2009	2008
	All figures in £ millions

Profit before tax	670	523	469
Tax calculated at UK rate (2010: 28%, 2009: 28%, 2008: 28.5%)	(188)	(147)	(134)
Effect of overseas tax rates	(40)	(27)	(13)
Joint venture and associate income reported net of tax	11	8	7
Net income/(expense) not subject to tax	8	8	(5)
Utilisation of previously unrecognised tax losses and credits	56	2	4
Unutilised tax losses	(6)	(1)	—
Prior year adjustments	13	11	16

Total tax charge	(146)	(146)	(125)

UK	(28)	(41)	(47)
Overseas	(118)	(105)	(78)

Total tax charge	(146)	(146)	(125)

Tax rate reflected in earnings	21.8%	27.9%	26.7%

A number of changes to the UK Corporation tax system were announced in the June 2010 Budget Statement. The Finance (No. 2) Act 2010 was enacted in July 2010 and reduces the main rate of corporation tax from 28% to 27% from 1 April 2011. A reduction in the rate of corporation tax from 28% to 27% resulted in a reduction in the net deferred tax asset provided at 31 December 2010 of £3m, of which £1m was charged to the income statement and £2m to other comprehensive income.

The tax (charge)/benefit recognised in other comprehensive income is as follows:

	2010	2009	2008
	All figures in £ millions

Pension contributions and actuarial gains and losses	(42)	79	10
Net investment hedges and other foreign exchange gains and losses	1	12	(1)

	(41)	91	9

A tax benefit of £4m (2009: tax benefit £6m; 2008: tax charge £7m) relating to share-based payments has been recognised directly in equity.

8.	Earnings per share

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

Notes to the Consolidated Financial Statements (Continued)

	Notes	2010	2009	2008
		All figures in £ millions

Profit for the year from continuing operations		524	377	344
Non-controlling interest		5	(1)	(2)

Earnings from continuing operations		529	376	342

Profit/(loss) for the year from discontinued operations	3	776	85	(21)
Non-controlling interest		(8)	(36)	(29)

Earnings		1,297	425	292

Weighted average number of shares (millions)		801.2	799.3	797.0
Effect of dilutive share options (millions)		1.8	0.8	0.5
Weighted average number of shares (millions) for diluted earnings		803.0	800.1	797.5

Earnings per share from continuing and discontinued operations
Basic		161.9p	53.2p	36.6p
Diluted		161.5p	53.1p	36.6p

Earnings per share from continuing operations
Basic		66.0p	47.0p	42.9p
Diluted		65.9p	47.0p	42.9p

Earnings per share from discontinued operations
Basic		95.9p	6.2p	(6.3p )

9.	Dividends

	2010	2009	2008
	All figures in £ millions

Final paid in respect of prior year 23.3p (2009: 22.0p; 2008: 20.5p)	187	176	163
Interim paid in respect of current year 13.0p (2009: 12.2p; 2008: 11.8p)	105	97	94

	292	273	257

The directors are proposing a final dividend in respect of the financial year ended 31 December 2010 of 25.7p per share which will absorb an estimated £206m of shareholders’ funds. It will be paid on 6 May 2011 to shareholders who are on the register of members on 8 April 2011. These financial statements do not reflect this dividend.

Notes to the Consolidated Financial Statements (Continued)

10.	Property, plant and equipment

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	All figures in £ millions

Cost
At 1 January 2009	355	839	7	1,201
Exchange differences	(21)	(55)	(1)	(77)
Additions	14	46	7	67
Disposals	(2)	(41)	—	(43)
Acquisition through business combination	1	17	—	18
Reclassifications	1	5	(6)	—

At 31 December 2009	348	811	7	1,166

Exchange differences	8	28	—	36
Additions	21	55	12	88
Disposals	(4)	(58)	—	(62)
Acquisition through business combination	8	25	—	33
Disposal through business disposal	(48)	(201)	—	(249)
Reclassifications	3	5	(8)	—

At 31 December 2010	336	665	11	1,012

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	All figures in £ millions

Depreciation
At 1 January 2009	(170)	(608)	—	(778)
Exchange differences	11	42	—	53
Charge for the year	(17)	(68)	—	(85)
Disposals	2	39	—	41
Acquisition through business combination	—	(9)	—	(9)

At 31 December 2009	(174)	(604)	—	(778)

Exchange differences	(4)	(19)	—	(23)
Charge for the year	(16)	(66)	—	(82)
Disposals	3	58	—	61
Acquisition through business combination	(3)	(13)	—	(16)
Disposal through business disposal	28	164	—	192

At 31 December 2010	(166)	(480)	—	(646)

Carrying amounts
At 1 January 2009	185	231	7	423
At 31 December 2009	174	207	7	388

At 31 December 2010	170	185	11	366

Notes to the Consolidated Financial Statements (Continued)

Depreciation expense of £10m (2009: £12m) has been included in the income statement in cost of goods sold, £7m (2009: £7m) in distribution expenses and £52m (2009: £45m) in administrative and other expenses. In 2010 £13m (2009: £21m) relates to discontinued operations.

The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £12m (2009: £15m).

11.	Intangible assets

			Acquired
			customer	Acquired	Acquired	Other
			lists and	trademarks	publishing	intangibles
	Goodwill	Software	relationships	and brands	rights	acquired	Total
	All figures in £ millions

Cost
At 1 January 2009	4,570	310	341	128	165	258	5,772
Exchange differences	(420)	(25)	(32)	(9)	(5)	(22)	(513)
Additions — internal development	—	35	—	—	—	—	35
Additions — purchased	—	24	—	—	—	—	24
Disposals	(9)	(5)	—	—	—	—	(14)
Acquisition through business combination	205	—	38	24	55	25	347

At 31 December 2009	4,346	339	347	143	215	261	5,651

Exchange differences	140	9	10	4	9	10	182
Additions — internal development	—	41	—	—	—	—	41
Additions — purchased	—	15	—	—	—	—	15
Disposals	(11)	(18)	—	—	—	—	(29)
Acquisition through business combination	288	9	159	40	6	76	578
Disposal through business disposal	(195)	(43)	(85)	(1)	—	(41)	(365)

At 31 December 2010	4,568	352	431	186	230	306	6,073

Notes to the Consolidated Financial Statements (Continued)

			Acquired
			customer	Acquired	Acquired	Other
			lists and	trademarks	publishing	intangibles
	Goodwill	Software	relationships	and brands	rights	acquired	Total
	All figures in £ millions

Amortisation
At 1 January 2009	—	(203)	(67)	(17)	(69)	(63)	(419)
Exchange differences	—	19	6	1	6	8	40
Charge for the year	—	(44)	(35)	(11)	(22)	(35)	(147)
Disposals	—	4	—	—	—	—	4

At 31 December 2009	—	(224)	(96)	(27)	(85)	(90)	(522)

Exchange differences	—	(5)	(3)	(2)	(2)	(1)	(13)
Charge for the year	—	(51)	(39)	(12)	(24)	(38)	(164)
Disposals	—	16	—	—	—	—	16
Acquisition through business combination	—	(5)	—	—	—	—	(5)
Disposal through business disposal	—	19	35	—	—	28	82

At 31 December 2010	—	(250)	(103)	(41)	(111)	(101)	(606)

Carrying amounts
At 1 January 2009	4,570	107	274	111	96	195	5,353
At 31 December 2009	4,346	115	251	116	130	171	5,129

At 31 December 2010	4,568	102	328	145	119	205	5,467

Goodwill

The goodwill carrying value of £4,568m relates to acquisitions completed after 1 January 1998. Prior to 1 January 1998 all goodwill was written off to reserves on the date of acquisition. £3,090m of the carrying value relates to acquisitions completed between 1 January 1998 and 31 December 2002 and £1,478m relates to acquisitions completed after 1 January 2003 (the date of transition to IFRS).

For acquisitions completed between 1 January 1998 and 31 December 2002 no value was ascribed to intangibles other than goodwill and the goodwill on each acquisition was amortised over a period of up to 20 years. On adoption of IFRS on 1 January 2003, the Group chose not to restate the goodwill balance and at that date the balance was frozen (i.e. amortisation ceased). If goodwill had been restated then a significant value would have been ascribed to other intangible assets, which would be subject to amortisation, and the carrying value of goodwill would be significantly lower. For acquisitions completed after 1 January 2003 value has been ascribed to other intangible assets which are amortised.

Other intangible assets

Other intangibles acquired include content, technology, contracts and software rights. Amortisation of £3m (2009: £5m) is included in the income statement in cost of goods sold and £149m (2009: £126m) in administrative and other expenses. In 2010 £12m (2009: £16m) of amortisation relates to discontinued operations.

Impairment tests for cash-generating units containing goodwill

Impairment tests have been carried out where appropriate as described below. The recoverable amount for each unit tested exceeds its carrying value.

Notes to the Consolidated Financial Statements (Continued)

Goodwill in respect of continuing operations is allocated to 12 cash-generating units (CGUs) within the business segments as follows:

	2010	2009
	All figures in
	£ millions

US Education Publishing	1,976	1,876
US School Assessment and Information	683	652
Canada	197	181
International Education Publishing	686	468
International Education Assessment and Testing	227	222
Professional Publishing	13	13
Professional Assessment and Training	287	226

Pearson Education total	4,069	3,638

Financial Times	48	43
Mergermarket	136	125

FT Group total	184	168

Penguin US	196	190
Penguin UK	103	103
Penguin Asia Pacific & International	16	63

Penguin total	315	356

Continuing operations	4,568	4,162

Interactive Data	—	184

Total goodwill	4,568	4,346

As highlighted in the 2008 business review, integration of the US School and Higher Education businesses began in 2008. This integration continued throughout 2009 and advanced to a point where, from 1 January 2010, these companies have been combined into one CGU for impairment review purposes.

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

Discount rate — The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific CGU. The average pre-tax discount rates used are in the range of 11.2% to 12.1% for the Pearson Education businesses (2009: 10.9% to 11.8%), 12.9% to 20.0% for the FT Group businesses (2009: 12.7% to 18.1%) and 10.5% to 13.0% for the Penguin businesses (2009: 9.5% to 11.4%).

Perpetuity growth rates — A perpetuity growth rate of 2.0% was used for cash flows subsequent to the approved budget period for all CGUs in 2010 (2009: 2.0%). This perpetuity growth rate is a conservative rate and is considered to be lower than the long-term historic growth rates of the underlying territories in which the CGU operates and the long-term growth rate prospects of the sectors in which the CGU operates.

Notes to the Consolidated Financial Statements (Continued)

Cash flow growth rates — The cash flow growth rates are derived from management’s latest forecast of sales taking into consideration experience of operating margins achieved in the CGU. Historically, such forecasts have been reasonably accurate.

Sensitivities

The Group’s impairment review is sensitive to a change in assumptions used, most notably the discount rates, the perpetuity growth rates and expected future cash flows. Based on the Group’s sensitivity analysis, a reasonably possible change in any of these assumptions is unlikely to cause an impairment in any of the CGUs.

12.	Investments in joint ventures and associates

Joint ventures

	2010	2009
	All figures in £ millions

At beginning of year	18	13
Share of (loss)/profit after tax	(1)	4
Dividends	(3)	(3)
Loan repayment	—	(3)
Additions and further investment	4	13
Transfer to subsidiary	—	(6)

At end of year	18	18

Investments in joint ventures are accounted for using the equity method of accounting and are initially recognised at cost. The total goodwill recorded on acquisition of joint ventures at 31 December 2010 was £12m (2009: £11m).

The aggregate of the Group’s share of its joint ventures’ assets (including goodwill) and liabilities, none of which are individually significant, are as follows:

	2010	2009
	All figures in £ millions

Assets
Non-current assets	15	15
Current assets	14	11

Liabilities
Current liabilities	(11)	(8)

Net assets	18	18

Income	17	12
Expenses	(18)	(8)

(Loss)/profit after tax	(1)	4

Notes to the Consolidated Financial Statements (Continued)

Associates

	2010	2009
	All figures in £ millions

At beginning of year	12	10
Exchange differences	(1)	4
Share of profit after tax	42	26
Dividends	(20)	(19)
Additions	17	1
Reversal of distribution from associate in excess of carrying value	(7)	(7)
Actuarial gains/(losses) on retirement benefit obligations	1	(3)
Transfer from other financial assets	9	—

At end of year	53	12

Included in the share of profit after tax is a gain in fair values of £12m (2009: £nil) arising on a stepped acquisition by FTSE International Ltd.

In addition to the amounts disclosed above, FTSE paid royalties of £11m (2009: £10m) to the FT Group during the year.

Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The total goodwill recorded on acquisition of associates at 31 December 2010 was £21m (2009: £nil).

The Group’s interests in its principal associates, all of which are unlisted, are as follows:

		%
2010	Country of incorporation	interest held	Assets	Liabilities	Revenues	Profit
	All figures in £ millions

The Economist Newspaper Ltd	England	50	129	(129)	169	25
FTSE International Ltd	England	50	62	(44)	45	17
Other			41	(6)	9	—

Total			232	(179)	223	42

		%
2009	Country of incorporation	interest held	Assets	Liabilities	Revenues	Profit
	All figures in £ millions

The Economist Newspaper Ltd	England	50	116	(116)	161	22
FTSE International Ltd	England	50	28	(24)	38	4
Other			14	(6)	12	—

Total			158	(146)	211	26

The interests held in associates are equivalent to voting rights.

Notes to the Consolidated Financial Statements (Continued)

13.	Deferred income tax

	2010	2009
	All figures in
	£ millions

Deferred income tax assets
Deferred income tax assets to be recovered after more than 12 months	276	374
Deferred income tax assets to be recovered within 12 months	—	13

	276	387

Deferred income tax liabilities
Deferred income tax liabilities to be settled after more than 12 months	(471)	(473)
Deferred income tax liabilities to be settled within 12 months	—	—

	(471)	(473)

Net deferred income tax	(195)	(86)

Deferred income tax assets to be recovered within 12 months relate to the utilisation of losses in the US.

Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The Group has unrecognised deferred income tax assets of £14m at 31 December 2010 in respect of UK losses, and approximately £16m in respect of losses in other territories. None of the unrecognised UK losses have expiry dates associated with them.

The recognition of the deferred income tax assets is supported by management’s forecasts of the future profitability of the relevant business units.

The movement on the net deferred income tax account is as follows:

	Notes	2010	2009
		All figures in
		£ millions

At beginning of year		(86)	(75)
Exchange differences		(4)	10
Income statement charge	7	(72)	(51)
Acquisition through business combination	29	(37)	(45)
Disposal through business disposal	30	47	—
Tax (charge)/benefit to other comprehensive income or equity		(43)	75

At end of year		(195)	(86)

Included in the income statement charge above is a £5m credit relating to discontinued operations (2009: £4m charge).

Notes to the Consolidated Financial Statements (Continued)

The movement in deferred income tax assets and liabilities during the year is as follows:

				Retirement
	Trading	Goodwill and	Returns	benefit
	losses	intangibles	provisions	obligations	Other	Total
	All figures in £ millions

Deferred income tax assets
At 1 January 2009	73	20	106	7	166	372
Exchange differences	(5)	(2)	(10)	(1)	(17)	(35)
Acquisition through business combination	—	—	—	—	—	—
Income statement (charge)/benefit	(46)	(7)	(4)	(6)	42	(21)
Tax benefit to other comprehensive income or equity	—	—	—	68	3	71

At 31 December 2009	22	11	92	68	194	387

Exchange differences	1	—	3	—	5	9
Acquisition through business combination	—	—	—	—	4	4
Disposal through business disposal	—	—	—	—	(7)	(7)
Income statement (charge)/benefit	(18)	(7)	1	(9)	(35)	(68)
Tax (charge)/benefit to other comprehensive income or equity	—	—	—	(53)	4	(49)

At 31 December 2010	5	4	96	6	165	276

Other deferred income tax assets include temporary differences on share-based payments, inventory and other provisions.

	Goodwill and
	intangibles	Other	Total
	All figures in £ millions

Deferred income tax liabilities
At 1 January 2009	(318)	(129)	(447)
Exchange differences	30	15	45
Acquisition through business combination	(41)	(4)	(45)
Income statement benefit/(charge)	10	(40)	(30)
Tax benefit to other comprehensive income or equity	—	4	4

At 31 December 2009	(319)	(154)	(473)

Exchange differences	(9)	(4)	(13)
Acquisition through business combination	(41)	—	(41)
Disposal through business disposal	25	29	54
Income statement benefit/(charge)	10	(14)	(4)
Tax benefit to other comprehensive income or equity	—	6	6

At 31 December 2010	(334)	(137)	(471)

Other deferred income tax liabilities include temporary differences in respect of depreciation and royalty advances.

Notes to the Consolidated Financial Statements (Continued)

14.	Classification of financial instruments

The accounting classification of each class of the Group’s financial assets and financial liabilities, together with their fair values, is as follows:

		2010
		Fair value				Amortised cost
			Derivatives	Derivatives				Total	Total
		Available	deemed held	in hedging	Other	Loans and	Other	carrying	market
	Notes	for sale	for trading	relationships	liabilities	receivables	liabilities	value	value
	All figures in £ millions

Investments in unlisted securities	15	58	—	—	—	—	—	58	58
Cash and cash equivalents	17	—	—	—	—	1,736	—	1,736	1,736
Marketable securities		12	—	—	—	—	—	12	12
Derivative financial instruments	16	—	28	112	—	—	—	140	140
Trade receivables	22	—	—	—	—	1,031	—	1,031	1,031

Total financial assets		70	28	112	—	2,767	—	2,977	2,977

Derivative financial instruments	16	—	(6)	—	—	—	—	(6)	(6)
Trade payables	24	—	—	—	—	—	(470)	(470)	(470)
Other financial liabilities — put option over non-controlling interest	24	—	—	—	(25)	—	—	(25)	(25)
Bank loans and overdrafts	18	—	—	—	—	—	(73)	(73)	(73)
Borrowings due within one year	18	—	—	—	—	—	(331)	(331)	(333)
Borrowings due after more than one year	18	—	—	—	—	—	(1,908)	(1,908)	(1,939)

Total financial liabilities		—	(6)	—	(25)	—	(2,782)	(2,813)	(2,846)

Notes to the Consolidated Financial Statements (Continued)

		2009
		Fair value				Amortised cost
			Derivatives	Derivatives				Total	Total
		Available	deemed held	in hedging	Other	Loans and	Other	carrying	market
	Notes	for sale	for trading	relationships	liabilities	receivables	liabilities	value	value
	All figures in £ millions

Investments in unlisted securities	15	62	—	—	—	—	—	62	62
Cash and cash equivalents	17	—	—	—	—	750	—	750	750
Marketable securities		63	—	—	—	—	—	63	63
Derivative financial instruments	16	—	42	70	—	—	—	112	112
Trade receivables	22	—	—	—	—	989	—	989	989

Total financial assets		125	42	70	—	1,739	—	1,976	1,976

Derivative financial instruments	16	—	(9)	—	—	—	—	(9)	(9)
Trade payables	24	—	—	—	—	—	(461)	(461)	(461)
Other financial liabilities — put option over non — controlling interest	24	—	—	—	(23)	—	—	(23)	(23)
Bank loans and overdrafts	18	—	—	—	—	—	(70)	(70)	(70)
Borrowings due within one year	18	—	—	—	—	—	(4)	(4)	(4)
Borrowings due after more than one year	18	—	—	—	—	—	(1,934)	(1,934)	(1,969)

Total financial liabilities		—	(9)	—	(23)	—	(2,469)	(2,501)	(2,536)

Certain of the Group’s derivative financial instruments are classified as held for trading either as they do not meet the hedge accounting criteria specified in IAS 39 ‘Financial Instruments: Recognition and Measurement’ or the Group has chosen not to seek hedge accounting for these instruments. None of these derivatives are held for speculative trading purposes. Transactions in derivative financial instruments are only undertaken to manage risks arising from underlying business activity, in accordance with the Group’s treasury policy as described in note 19.

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

Notes to the Consolidated Financial Statements (Continued)

15.	Other financial assets

	2010	2009
	All figures in £ millions

At beginning of year	62	63
Exchange differences	1	(6)
Acquisition of investments	7	10
Transfers to associates	(9)	—
Disposal of investments	(3)	(5)

At end of year	58	62

Other financial assets comprise non-current unlisted securities.

16.	Derivative financial instruments

The Group’s approach to the management of financial risks is set out in note 19. The Group’s outstanding derivative financial instruments are as follows:

	2010			2009
	Gross notional			Gross notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	All figures in £ millions

Interest rate derivatives — in a fair value hedge relationship	1,327	112	—	1,103	70	—
Interest rate derivatives — not in a hedge relationship	256	8	—	486	13	(7)
Cross currency rate derivatives — in a net investment hedge relationship	220	20	(6)	220	29	(2)

Total	1,803	140	(6)	1,809	112	(9)

Analysed as expiring:
In less than one year	319	6	—	238	—	(7)
Later than one year and not later than five years	749	74	(6)	844	60	(2)
Later than five years	735	60	—	727	52	—

Total	1,803	140	(6)	1,809	112	(9)

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

At the end of 2010, the currency split of the mark-to-market values of rate derivatives, including the exchange of principal on cross currency rate derivatives, was US dollar £(97)m, sterling £259m and South African rand £(28)m (2009: US dollar £(127)m, sterling £252m and South African rand £(22)m).

The fixed interest rates on outstanding rate derivative contracts at the end of 2010 range from 3.65% to 9.28% (2009: 3.65% to 9.28%) and the floating rates are based on LIBOR in US dollar and sterling.

The Group’s portfolio of rate derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility. The sensitivity of the portfolio to changes in market rates is set out in note 19.

Notes to the Consolidated Financial Statements (Continued)

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

17.	Cash and cash equivalents (excluding overdrafts)

	2010	2009
	All figures in
	£ millions

Cash at bank and in hand	763	580
Short-term bank deposits	973	170

	1,736	750

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2010 the currency split of cash and cash equivalents was US dollar 73% (2009: 35%), sterling 9% (2009: 22%), euro 6% (2009: 18%) and other 12% (2009: 25%).

Cash and cash equivalents have fair values that approximate to their carrying value due to their short-term nature.

Cash and cash equivalents include the following for the purpose of the cash flow statement:

	2010	2009
	All figures in
	£ millions

Cash and cash equivalents	1,736	750
Bank overdrafts	(72)	(70)

	1,664	680

Notes to the Consolidated Financial Statements (Continued)

18.	Financial liabilities — Borrowings

The Group’s current and non-current borrowings are as follows:

	2010	2009
	All figures in
	£ millions

Non-current
7.0% Global Dollar Bonds 2011 (nominal amount $500m)	—	322
5.5% Global Dollar Bonds 2013 (nominal amount $350m)	236	226
5.7% US Dollar Bonds 2014 (nominal amount $400m)	288	274
7.0% Sterling Bonds 2014 (nominal amount £250m)	256	254
6.0% Sterling Bonds 2015 (nominal amount £300m)	297	297
4.0% US Dollar Notes 2016 (nominal amount $350m)	227	—
6.25% Global Dollar Bonds 2018 (nominal amount $550m)	389	359
4.625% US Dollar Notes 2018 (nominal amount $300m)	208	191
Finance lease liabilities	7	11

	1,908	1,934

Current
Due within one year or on demand:
Bank loans and overdrafts	73	70
7.0% Global Dollar Bonds 2011 (nominal amount $500m)	325	—
Finance lease liabilities	6	4

	404	74

Total borrowings	2,312	2,008

Included in the non-current borrowings above is £12m of accrued interest (2009: £12m). Included in the current borrowings above is £1m of accrued interest (2009: £nil).

The maturity of the Group’s non-current borrowing is as follows:

	2010	2009
	All figures in
	£ millions

Between one and two years	4	327
Between two and five years	1,080	760
Over five years	824	847

	1,908	1,934

Notes to the Consolidated Financial Statements (Continued)

The carrying amounts and market values of borrowings are as follows:

	2010			2009
	Effective	Carrying		Carrying
	interest rate	value	Market value	value	Market value
	All figures in £ millions

Bank loans and overdrafts	n/a	73	73	70	70
7.0% Global Dollar Bonds 2011	7.16%	325	327	322	331
5.5% Global Dollar Bonds 2013	5.76%	236	241	226	232
5.7% US Dollar Bonds 2014	5.88%	288	277	274	266
7.0% Sterling Bonds 2014	7.20%	256	282	254	276
6.0% Sterling Bonds 2015	6.27%	297	329	297	317
4.0% US Dollar Notes 2016	4.26%	227	226	—	—
6.25% Global Dollar Bonds 2018	6.46%	389	385	359	360
4.625% US Dollar Notes 2018	4.69%	208	192	191	176
Finance lease liabilities	n/a	13	13	15	15

		2,312	2,345	2,008	2,043

The market values stated above are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Group’s borrowings are denominated in the following currencies:

	2010	2009
	All figures in
	£ millions

US dollar	1,759	1,457
Sterling	553	551
Euro	—	—

	2,312	2,008

The Group has the following undrawn capacity on its committed borrowing facilities as at 31 December:

	2010	2009
	All figures in
	£ millions

Floating rate
— expiring within one year	—	—
— expiring beyond one year	1,118	1,084

	1,118	1,084

In addition to the above facilities, there are a number of short-term facilities that are utilised in the normal course of business.

All of the Group’s borrowings are unsecured. In respect of finance lease obligations, the rights to the leased asset revert to the lessor in the event of default.

Notes to the Consolidated Financial Statements (Continued)

The maturity of the Group’s finance lease obligations is as follows:

	2010	2009
	All figures in
	£ millions

Finance lease liabilities — minimum lease payments
Not later than one year	6	4
Later than one year and not later than two years	4	5
Later than two years and not later than three years	3	3
Later than three years and not later than four years	—	3
Later than four years and not later than five years	—	—
Later than five years	—	—
Future finance charges on finance leases	—	—

Present value of finance lease liabilities	13	15

The Present value of finance lease liabilities is as follows:

	2010	2009
	All figures in
	£ millions

Not later than one year	6	4
Later than one year and not later than five years	7	11
Later than five years	—	—

	13	15

The carrying amounts of the Group’s lease obligations approximate their fair value.

19.	Financial risk management

The Group’s approach to the management of financial risks together with sensitivity analyses is set out below.

Treasury policy

The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. The Group borrows principally in US dollars and sterling, at both floating and fixed rates of interest, using derivative financial instruments (‘derivatives’), where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts. The main risks arising from the Group’s financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the board, which are summarised below. All the treasury policies remained unchanged throughout 2010, except for a revision to the Group’s bank counterparty limits.

The audit committee receives reports on the Group’s treasury activities, policies and procedures. The treasury department is not a profit centre and its activities are subject to regular internal audit.

Interest rate risk management

The Group’s exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into rate swaps, rate caps and forward rate agreements. The Group’s policy objective has continued to be to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against

Notes to the Consolidated Financial Statements (Continued)

floating rate debt and before certain adjustments for IAS 39 ‘Financial Instruments: Recognition and Measurement’) to be hedged (i.e. fixed or capped at the year end) over the next four years, subject to a maximum of 65% and a minimum that starts at 40% and falls by 10% at each year end. At the end of 2010 the fixed to floating hedging ratio, on the above basis, was approximately 136%. This above-policy level reflects the receipt of the proceeds from the divestment of Interactive Data in 2010, combined with strong cash collections, resulting in lower than typical net debt and hence a higher hedging ratio. Our policy does not require us to cancel derivative contracts and we expect to return to compliance with this policy during 2011. A simultaneous 1% change on 1 January 2011 in the Group’s variable interest rates in US dollar and sterling, taking into account forecast seasonal debt, would have a £2m effect on profit before tax.

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

Liquidity and refinancing risk management

The Group’s objective is to secure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group’s policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and ten years. At the end of 2010 the average maturity of gross borrowings was 4.4 years (2009: 5.1 years) of which bonds represented 96% (2009: 96%) of these borrowings.

The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. All of the Group’s credit ratings remained unchanged during the year. The long-term ratings are Baal from Moody’s and BBB+ from Standard & Poor’s, and the short-term ratings are P2 and A2 respectively. The Group’s policy is to strive to maintain a rating of Baal/BBB+ over the long term. The Group will also continue to use internally a range of ratios to monitor and manage its finances. These include interest cover, net debt to operating profit and cash flow to debt measures. The Group also maintains undrawn committed borrowing facilities. At the end of 2010 the committed facilities amounted to £1,118m and their weighted average maturity was 4.9 years.

Notes to the Consolidated Financial Statements (Continued)

Analysis of Group debt, including the impact of derivatives

The following tables analyse the Group’s sources of funding and the impact of derivatives on the Group’s debt instruments.

The Group’s net debt position is set out below:

	2010	2009
	All figures in
	£ millions

Cash and cash equivalents	1,736	750
Marketable securities	12	63
Derivative financial instruments	134	103
Bank loans, overdrafts and loan notes	(73)	(70)
Bonds	(2,226)	(1,923)
Finance lease liabilities	(13)	(15)

Net debt	(430)	(1,092)

The split of net debt between fixed and floating rate, stated after the impact of rate derivatives, is as follows:

	2010	2009
	All figures in
	£ millions

Fixed rate	577	772
Floating rate	(147)	320

Total	430	1,092

Gross borrowings, after the impact of cross-currency rate derivatives, analysed by currency are as follows:

	2010	2009
	All figures in
	£ millions

US dollar	1,954	1,656
Sterling	333	330
Other	25	22

Total	2,312	2,008

As at 31 December 2010 the exposure of the borrowings of the Group to interest rate changes when the borrowings re-price is as follows:

	Less than	One to	More than
	one year	five years	five years	Total
	All figures in £ millions

Re-pricing profile of borrowings	403	1,084	825	2,312
Effect of rate derivatives	1,264	(529)	(735)	—

Total	1,667	555	90	2,312

Notes to the Consolidated Financial Statements (Continued)

The maturity of contracted cash flows associated with the Group’s financial liabilities are as follows:

	2010
	USD	GBP	Other	Total
	All figures in £ millions

Not later than one year	571	117	160	848
Later than one year and not later than five years	767	399	32	1,198
Later than five years	792	—	—	792

Total	2,130	516	192	2,838

Analysed as:
Bonds	1,938	710	—	2,648
Rate derivatives — inflows	(364)	(297)	—	(661)
Rate derivatives — outflows	340	7	34	381
Trade creditors	216	96	158	470

Total	2,130	516	192	2,838

	2009
	USD	GBP	Other	Total
	All figures in £ millions

Not later than one year	265	110	151	526
Later than one year and not later than five years	878	313	30	1,221
Later than five years	739	106	—	845

Total	1,882	529	181	2,592

Analysed as:
Bonds	1,692	745	—	2,437
Rate derivatives — inflows	(386)	(313)	—	(699)
Rate derivatives — outflows	353	8	32	393
Trade creditors	223	89	149	461

Total	1,882	529	181	2,592

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

Any amounts drawn under revolving credit facilities and commercial paper are assumed to mature at the maturity date of the relevant facility, with interest calculated as payable in each calendar year up to and including the date of maturity of the facility.

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

Notes to the Consolidated Financial Statements (Continued)

Foreign currency risk management

Although the Group is based in the UK, it has its most significant investment in overseas operations. The most significant currency for the Group is the US dollar. The Group’s policy on routine transactional conversions between currencies (for example, the collection of receivables, and the settlement of payables or interest) remains that these should be transacted at the relevant spot exchange rate. The majority of the Group’s operations are domestic within their country of operation. No unremitted profits are hedged with foreign exchange contracts, as the company judges it inappropriate to hedge non-cash flow translational exposure with cash flow instruments. However, the Group does seek to create a natural hedge of this exposure through its policy of aligning approximately the currency composition of its core net borrowings (after the impact of cross currency rate derivatives) with its forecast operating profit before depreciation and amortisation. This policy aims to soften the impact of changes in foreign exchange rates on consolidated interest cover and earnings. The policy above applies only to currencies that account for more than 15% of Group operating profit before depreciation and amortisation, which currently is only the US dollar. The Group still borrows small amounts in other currencies, typically for seasonal working capital needs. Our policy does not require existing currency debt to be terminated to match declines in that currency’s share of Group operating profit before depreciation and amortisation. In addition, currencies that account for less than 15% of Group operating profit before depreciation and amortisation can be included in the above hedging process at the request of the chief financial officer.

Included within year end net debt, the net borrowings/(cash) in the hedging currencies above (taking into account the effect of cross currency swaps) were: US dollar £683m, sterling £179m and South African rand £9m.

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

Notes to the Consolidated Financial Statements (Continued)

	2010				2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	All figures in £ millions

Financial assets at fair value
Derivative financial assets	—	140	—	140	—	112	—	112
Marketable securities	—	12	—	12	—	63	—	63
Available for sale financial assets
Investments in unlisted securities	—	—	58	58	—	—	62	62
Financial liabilities at fair value
Derivative financial liabilities	—	(6)	—	(6)	—	(9)	—	(9)
Other financial liabilities — put option over non-controlling interest	—	—	(25)	(25)	—	—	(23)	(23)

Total	—	146	33	179	—	166	39	205

The following table analyses the movements in level 3 fair value measurements:

	2010
	Investments in	Other financial
	unlisted securities	liabilities
	All figures in £ millions

At beginning of year	62	(23)
Exchange differences	1	—
Additions	7	(2)
Disposals	(12)	—

At end of year	58	(25)

The fair value of the investments in unlisted securities is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets. The fair value of other financial liabilities represents the present value of the estimated future liability.

Notes to the Consolidated Financial Statements (Continued)

Financial instruments — sensitivity analysis

As at 31 December 2010 the sensitivity of the carrying value of the Group’s financial instruments to fluctuations in interest rates and exchange rates is as follows:

		Impact of 1%	Impact of 1%	Impact of 10%	Impact of 10%
	Carrying	increase in	decrease in	strengthening in	weakening in
	value	interest rates	interest rates	sterling	sterling
		All figures in £ millions

Investments in unlisted securities	58	—	—	(2)	3
Cash and cash equivalents	1,736	—	—	(140)	171
Marketable securities	12	—	—	—	—
Derivative financial instruments	134	(62)	67	11	(14)
Bonds	(2,226)	59	(64)	142	(174)
Other borrowings	(86)	—	—	8	(9)
Put option over non-controlling interest	(25)	—	—	2	(3)
Other net financial assets	556	—	—	(42)	51

Total financial instruments	159	(3)	3	(21)	25

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

Notes to the Consolidated Financial Statements (Continued)

20.	Intangible assets — Pre-publication

	2010	2009
	All figures in £ millions

Cost
At beginning of year	1,727	1,800
Exchange differences	52	(160)
Additions	319	322
Disposals	(248)	(230)
Acquisition through business combination	13	(1)
Transfer to inventories	—	(4)

At end of year	1,863	1,727

Amortisation
At beginning of year	(1,077)	(1,105)
Exchange differences	(33)	102
Charge for the year	(350)	(307)
Disposals	248	230
Acquisition through business combination	(4)	3

At end of year	(1,216)	(1,077)

Carrying amounts
At end of year	647	650

Included in the above are pre-publication assets amounting to £399m (2009: £398m) which will be realised in more than one year.

Amortisation is included in the income statement in cost of goods sold.

21.  Inventories

	2010	2009
	All figures in £ millions

Raw materials	34	32
Work in progress	19	23
Finished goods	376	390

	429	445

The cost of inventories relating to continuing operations recognised as an expense and included in the income statement in cost of goods sold amounted to £836m (2009: £843m). In 2010 £87m (2009: £75m) of inventory provisions was charged in the income statement. None of the inventory is pledged as security.

Notes to the Consolidated Financial Statements (Continued)

22.	Trade and other receivables

	2010	2009
	All figures in £ millions

Current
Trade receivables	1,028	989
Royalty advances	111	99
Prepayments and accrued income	77	75
Other receivables	121	121

	1,337	1,284

Non-current
Trade receivables	3	—
Royalty advances	89	86
Prepayments and accrued income	28	24
Other receivables	9	2

	129	112

Trade receivables are stated at fair value, net of provisions for bad and doubtful debts and anticipated future sales returns. The movements on the provision for bad and doubtful debts are as follows:

	2010	2009
	All figures in £ millions

At beginning of year	(76)	(72)
Exchange differences	(2)	5
Income statement movements	(33)	(26)
Utilised	26	20
Acquisition through business combination	(3)	(3)
Disposal through business disposal	5	—

At end of year	(83)	(76)

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.

Notes to the Consolidated Financial Statements (Continued)

The ageing of the Group’s trade receivables is as follows:

	2010	2009
	All figures in £ millions

Within due date	1,180	1,096
Up to three months past due date	234	228
Three to six months past due date	39	51
Six to nine months past due date	6	20
Nine to 12 months past due date	13	4
More than 12 months past due date	21	20

Total trade receivables	1,493	1,419
Less: provision for bad and doubtful debts	(83)	(76)
Less: provision for sales returns	(379)	(354)

Net trade receivables	1,031	989

The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historic payment profiles. Management believe all the remaining receivable balances are fully recoverable.

23.	Provisions for other liabilities and charges

	Deferred
	consideration	Leases	Other	Total
	All figures in £ millions

At 1 January 2010	38	9	21	68
Exchange differences	1	1	—	2
Charged to income statement	2	—	5	7
Deferred consideration on acquisition — current year	8	—	—	8
Deferred consideration on acquisition — prior year adjustments	(10)	—	—	(10)
Acquisition through business combination — current year	10	—	—	10
Utilised	(20)	—	(5)	(25)

At 31 December 2010	29	10	21	60

	2010	2009
	All figures in £ millions

Analysis of provisions
Non-current	42	50
Current	18	18

	60	68

Deferred consideration primarily relates to the acquisition of Fronter in 2009.

Notes to the Consolidated Financial Statements (Continued)

24.	Trade and other liabilities

	2010	2009
	All figures in £ millions

Trade payables	470	461
Social security and other taxes	22	30
Accruals	559	504
Deferred income	559	487
Interest payable	12	10
Put option over non-controlling interest	25	23
Other liabilities	204	205

	1,851	1,720

Less: non-current portion
Accruals	26	23
Deferred income	120	116
Put option over non-controlling interest	25	23
Other liabilities	75	91
	246	253

Current portion	1,605	1,467

The carrying value of the Group’s trade and other liabilities approximates its fair value.

The deferred income balance comprises principally: multi-year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment and testing businesses; subscription income in school and newspaper businesses; and obligations to deliver digital content in future periods.

The put option over non-controlling interest is the fair value of an option held by the non-controlling interest in the Group’s South African business. The option enables the non-controlling interest to sell their 15% share of Pearson South Africa to Pearson from 1 January 2012 at a price determined by the future performance of that business.

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

Notes to the Consolidated Financial Statements (Continued)

Assumptions

The principal assumptions used for the UK Group plan and the US PRMB are shown below. Weighted average assumptions have been shown for the other plans, which primarily relate to US pension plans.

	2010			2009			2008
	UK Group	Other		UK Group	Other		UK Group	Other
	plan	plans	PRMB	plan	plans	PRMB	plan	plans	PRMB

%
Inflation	3.50	2.50	2.50	3.50	2.50	2.50	2.80	2.80	2.80
Rate used to discount plan liabilities	5.50	5.10	5.10	5.70	5.30	5.50	6.40	6.30	6.30
Expected return on assets	6.00	6.60	—	6.00	6.80	—	6.30	7.60	—
Expected rate of increase in salaries	4.70	4.00	—	5.00	4.00	—	4.30	4.50	—
Expected rate of increase for pensions in payment and deferred pensions	2.60 to 4.40	—	—	2.60 to 4.40	—	—	2.30 to 4.20	—	—
Initial rate of increase in healthcare rate	—	—	8.00	—	—	8.50	—	—	9.00
Ultimate rate of increase in healthcare rate	—	—	5.00	—	—	5.00	—	—	5.00

The UK discount rate is based on the annualised yield on the iBoxx over 15-year AA-rated corporate bond index, adjusted to reflect the duration of liabilities. The US discount rate is set by reference to a US bond portfolio matching model. The expected return on assets is based on market expectations of long-term asset returns for the defined portfolio at the end of the year.

The inflation rate of 3.5% reflects the RPI rate. In line with changes to legislation certain benefits have been calculated with reference to CPI as the inflationary measure and in these instances a rate of 2.8% has been used. The change from RPI to CPI for deferred revaluation and Post 88 GMP pension increases in payment has been included in these results, resulting in a gain of £23m, taken as an actuarial gain on the obligation.

The expected rates of return on categories of plan assets are determined by reference to relevant indices. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan’s investment portfolio, plus a diversification premium.

The expected rate of increase in salaries has been set at 4.7% for 2010 with a short-term assumption of 3.3% for two years.

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

Notes to the Consolidated Financial Statements (Continued)

with medium cohort improvement factors. In 2008 a 1% improvement floor on the medium cohort was applied. In 2009 this was changed to 1.5% for males and 1.25% for females, with tapering.

For the US plans, the assumptions used were based on standard US mortality tables. In 2008 a switch from GAM94 to RP2000 was made, to reflect the mortality assumption now more prevalent in the US, and in 2010 a 10 year projection was added.

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK and US Group plans is as follows:

	UK		US
	2010	2009	2010	2009

Male	22.8	22.7	18.4	17.6
Female	23.6	23.5	20.6	20.2

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

	UK		US
	2010	2009	2010	2009

Male	25.4	25.3	18.4	17.6
Female	25.7	25.6	20.6	20.2

Financial statement information

The amounts recognised in the income statement are as follows:

	2010
		Defined
	UK Group	benefit		Defined
	plan	other	Sub-total	contribution	PRMB	Total
	All figures in £ millions

Current service cost	21	2	23	68	2	93
Curtailments	(5)	—	(5)	—	—	(5)

Total operating expense	16	2	18	68	2	88

Expected return on plan assets	(93)	(7)	(100)	—	—	(100)
Interest on plan liabilities	100	9	109	—	3	112
Net finance expense	7	2	9	—	3	12

Net income statement charge	23	4	27	68	5	100

Actual return on plan assets	177	13	190	—	—	190

Notes to the Consolidated Financial Statements (Continued)

	2009
		Defined
	UK Group	benefit		Defined
	plan	other	Sub-total	contribution	PRMB	Total
	All figures in £ millions

Current service cost	14	3	17	62	2	81
Past service cost	—	1	1	—	—	1

Total operating expense	14	4	18	62	2	82

Expected return on plan assets	(83)	(5)	(88)	—	—	(88)
Interest on plan liabilities	89	8	97	—	3	100
Net finance expense	6	3	9	—	3	12

Net income statement charge	20	7	27	62	5	94

Actual return on plan assets	136	8	144	—	—	144

	2008
		Defined
	UK Group	benefit		Defined
	plan	other	Sub-total	contribution	PRMB	Total
	All figures in £ millions

Current service cost	33	3	36	41	1	78
Past service cost	—	1	1	—	5	6

Total operating expense	33	4	37	41	6	84

Expected return on plan assets	(104)	(7)	(111)	—	—	(111)
Interest on plan liabilities	93	7	100	—	3	103
Net finance (income)/expense	(11)	—	(11)	—	3	(8)

Net income statement charge	22	4	26	41	9	76

Actual loss on plan assets	(130)	(27)	(157)	—	—	(157)

Included within the 2010 results are discontinued operations of £5m relating to the curtailment credit, a £1m charge relating to defined benefit schemes and a £2m charge relating to defined contribution schemes (2009: £2m charge relating to defined benefit schemes and £2m charge relating to defined contribution schemes; 2008: £2m charge relating to defined benefit schemes and £2m charge relating to defined contribution schemes).

In 2008 the UK Group plan current service cost included £14m relating to defined contribution sections. In 2009 and 2010 the defined contribution section of the UK Group plan is recorded within the defined contribution expense.

Notes to the Consolidated Financial Statements (Continued)

The amounts recognised in the balance sheet are as follows:

	2010				2009
		Other	Other			Other	Other
	UK Group	funded	unfunded		UK Group	funded	unfunded
	plan	plans	plans	Total	plan	plans	plans	Total
	All figures in £ millions

Fair value of plan assets	1,847	135	—	1,982	1,609	118	—	1,727
Present value of defined benefit obligation	(1,852)	(158)	(20)	(2,030)	(1,798)	(151)	(18)	(1,967)

Net pension liability	(5)	(23)	(20)	(48)	(189)	(33)	(18)	(240)

Other post-retirement medical benefit obligation				(72)				(65)
Other pension accruals				(28)				(34)

Net retirement benefit obligations				(148)				(339)

Analysed as:
Retirement benefit assets				—				—
Retirement benefit obligations				(148)				(339)

The following gains/(losses) have been recognised in other comprehensive income:

	2010	2009	2008
	All figures in £ millions

Amounts recognised for defined benefit plans	75	(295)	(74)
Amounts recognised for post-retirement medical benefit plans	(5)	(4)	3

Total recognised in year	70	(299)	(71)

Cumulative amounts recognised	(176)	(246)	53

The fair value of plan assets comprises the following:

	2010			2009
		Other			Other
	UK Group	funded		UK Group	funded
	plan	plans	Total	plan	plans	Total
	%

Equities	27.0	3.3	30.3	27.4	2.4	29.8
Bonds	49.3	2.7	52.0	47.2	2.1	49.3
Properties	11.2	0.1	11.3	9.4	0.0	9.4
Other	5.6	0.8	6.4	10.4	1.1	11.5

The plan assets do not include any of the Group’s own financial instruments, or any property occupied by the Group.

Notes to the Consolidated Financial Statements (Continued)

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

	2010			2009
	UK Group	Other		UK Group	Other
	plan	plans	Total	plan	plans	Total
	All figures in £ millions

Fair value of plan assets
Opening fair value of plan assets	1,609	118	1,727	1,478	100	1,578
Exchange differences	—	4	4	—	(6)	(6)
Expected return on plan assets	93	7	100	83	5	88
Actuarial gains	84	6	90	53	3	56
Contributions by employer	132	13	145	64	26	90
Contributions by employee	3	—	3	3	—	3
Benefits paid	(74)	(13)	(87)	(72)	(10)	(82)

Closing fair value of plan assets	1,847	135	1,982	1,609	118	1,727

Present value of defined benefit obligation
Opening defined benefit obligation	(1,798)	(169)	(1,967)	(1,429)	(165)	(1,594)
Exchange differences	—	(5)	(5)	—	14	14
Current service cost	(21)	(2)	(23)	(14)	(3)	(17)
Past service cost	—	—	—	—	(1)	(1)
Curtailment	5	—	5	—	—	—
Interest cost	(100)	(9)	(109)	(89)	(8)	(97)
Actuarial losses	(9)	(6)	(15)	(335)	(16)	(351)
Contributions by employee	(3)	—	(3)	(3)	—	(3)
Benefits paid	74	13	87	72	10	82

Closing defined benefit obligation	(1,852)	(178)	(2,030)	(1,798)	(169)	(1,967)

Changes in the value of the US PRMB are as follows:

	2010	2009
	All figures in £ millions

Opening defined benefit obligation	(65)	(68)
Exchange differences	(2)	8
Current service cost	(2)	(2)
Interest cost	(3)	(3)
Actuarial losses	(5)	(4)
Benefits paid	5	4

Closing defined benefit obligation	(72)	(65)

Notes to the Consolidated Financial Statements (Continued)

The history of the defined benefit plans is as follows:

	2010	2009	2008	2007	2006
	All figures in £ millions

Fair value of plan assets	1,982	1,727	1,578	1,853	1,633
Present value of defined benefit obligation	(2,030)	(1,967)	(1,594)	(1,811)	(1,810)

Net pension (liability)/asset	(48)	(240)	(16)	42	(177)

Experience adjustments on plan assets	90	56	(268)	29	74
Experience adjustments on plan liabilities	(15)	(351)	194	50	28

Funding

The UK Group plan is self-administered with the plan’s assets being held independently of the Group. The trustees of the plan are required to act in the best interest of the plan’s beneficiaries. The most recent triennial actuarial valuation for funding purposes was completed as at 1 January 2009 and this valuation revealed a funding shortfall. The Group has agreed that the funding shortfall will be eliminated by 31 December 2020. In 2010 the Group contributed £41m (2009: £42m) towards the funding shortfall and has agreed to contribute a similar amount per annum until 2020 in excess of regular contributions. Regular contributions to the plan are estimated to be £22m for 2011.

Under UK law (section 75 debt) a company that participates in a multi-employer defined benefit plan is liable, on withdrawal from that pension plan, for its share of the total deficit in the plan calculated on a ‘solvency’ or ‘buy out’ basis. The Interactive Data sale and the termination of Interactive Data Corporation (Europe) Ltd’s participation in the UK Group plan triggered this ‘section 75’ liability. £68m was contributed to the plan in respect of this liability.

The Group expects to contribute $94m in 2011 and $97m in 2012 to its US pension plans.

Sensitivities

The net retirement benefit obligations are calculated using a number of assumptions, the most significant being the discount rate used to calculate the defined benefit obligation. The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2010
	1% increase	1% decrease
	All figures in £ millions

Effect on:
(Decrease)/increase in defined benefit obligation — UK Group plan	(262.0)	324.0
(Decrease)/increase of aggregate of service cost and interest cost — UK Group plan	(13.7)	16.3
(Decrease)/increase in defined benefit obligation — US plan	(2.5)	1.3

The effect of members living one year more or one year less on the defined benefit obligation is as follows:

	2010
	1 year increase	1 year decrease
	All figures in £ millions

Effect on:
lncrease/(decrease) in defined benefit obligation — UK Group plan	52.7	(50.5)
lncrease/(decrease) in defined benefit obligation — US plan	1.6	(1.7)

Notes to the Consolidated Financial Statements (Continued)

The effect of a one percentage point increase and decrease in the assumed medical cost trend rates is as follows:

	2010
	1% increase	1% decrease
	All figures in £ millions

Effect on:
lncrease/(decrease) in post-retirement medical benefit obligation	3.1	(2.8)
lncrease/(decrease) of aggregate of service cost and interest cost	0.1	(0.1)

26.	Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

	2010	2009	2008
	All figures in £ millions

Pearson plans	35	27	25

Share-based payments included in discontinued operations amounted to £4m (2009: £10m; 2008: £8m).

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

The vesting of restricted shares is normally dependent on continuing service over a three to five-year period, and in the case of senior management upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to senior management in March 2009 and March 2010 vest dependent on relative total shareholder return, return on invested capital and earnings per share growth. The award was split equally across all three measures. Other restricted shares awarded in 2009 and 2010 vest depending on continuing service over a three-year period.

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

The number and weighted average exercise prices of share options granted under the Group’s plans are as follows:

	2010		2009
		Weighted		Weighted
	Number of	average	Number of	average
	share	exercise	share	exercise
	options	price	options	price
	000s		£000s	£

Outstanding at beginning of year	12,487	12.78	14,379	13.14
Granted during the year	628	8.06	1,320	5.47
Exercised during the year	(1,154)	7.12	(656)	5.91
Forfeited during the year	(457)	9.08	(2,488)	13.02
Expired during the year	(2,626)	23.47	(68)	5.20

Outstanding at end of year	8,878	10.20	12,487	12.78

Options exercisable at end of year	5,825	12.40	9,264	15.28

Options were exercised regularly throughout the year. The weighted average share price during the year was £9.63 (2009: £7.15). Early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognises in the income statement the amount that otherwise would have been recognised for services received over the remainder of the original vesting period.

The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

	2010		2009
		Weighted		Weighted
	Number	average	Number	average
	of share	contractual	of share	contractual
Range of exercise prices	options	life	options	life
	£000s	Years	000s	Years

0 — 5	38	0.65	172	1.07
5 — 10	4,757	1.86	5,523	2.37
10 — 15	4,083	0.36	4,225	1.36
15 — 20	—	—	270	0.75
20 — 25	—	—	344	0.19
>25	—	—	1,953	0.19

	8,878	1.17	12,487	1.57

In 2010 and 2009 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

Notes to the Consolidated Financial Statements (Continued)

The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2010	2009
	Weighted	Weighted
	average	average

Fair value	£2.14	£1.69
Weighted average share price	£9.48	£7.13
Weighted average exercise price	£8.06	£5.47
Expected volatility	28.28%	27.32%
Expected life	4.0 years	4.0 years
Risk free rate	2.24%	2.45%
Expected dividend yield	3.75%	4.74%
Forfeiture rate	3.5%	3.5%

The expected volatility is based on the historic volatility of the company’s share price over the previous three to seven years depending on the vesting term of the options.

The following shares were granted under restricted share arrangements:

	2010		2009
		Weighted		Weighted
	Number of	average	Number of	average
	shares	fair value	shares	fair value
	000s		£000s	£

Long-Term Incentive Plan	4,742	9.45	4,519	5.77
Annual Bonus Share Matching Plan	266	10.25	271	6.70

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

27.	Share capital and share premium

	Number	Ordinary	Share
	of shares	shares	premium
	000s	£m	£m

At 1 January 2009	809,276	202	2,505
Issue of ordinary shares — share option schemes	1,523	1	7

At 31 December 2009	810,799	203	2,512
Issue of ordinary shares — share option schemes	1,878	—	12

At 31 December 2010	812,677	203	2,524

The ordinary shares have a par value of 25p per share (2009: 25p per share). All issued shares are fully paid. All shares have the same rights.

Notes to the Consolidated Financial Statements (Continued)

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

28.	Treasury shares

	Pearson plc		Interactive Data		Total
	Number		Number
	of shares		of shares
	000s	£m	000s	£m	£m

At 1 January 2009	10,448	112	9,205	110	222
Purchase of treasury shares	2,200	13	1,280	20	33
Release of treasury shares	(2,983)	(29)	—	—	(29)

At 31 December 2009	9,665	96	10,485	130	226
Purchase of treasury shares	8,000	77	—	—	77
Release/cancellation of treasury shares	(3,656)	(36)	(10,485)	(130)	(166)

At 31 December 2010	14,009	137	—	—	137

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 1.7% (2009: 1.2%) of called-up share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share.

The nominal value of Pearson plc treasury shares amounts to £3.5m (2009: £2.4m).

At 31 December 2010 the market value of Pearson plc treasury shares was £141.2m (2009: £86.1m).

29.	Business combinations

On 17 June 2010 the Group acquired 100% of the shares of Melorio plc, a vocational training provider. On 19 August 2010 the Group acquired 100% of the shares of Wall Street Institute Education S.a.r.l (WSI), a group providing spoken English training for adults. On 1 September 2010 the Group acquired 69% of the voting equity of Sistema Educacional Brasileiro’s (SEB) school learning systems division. On 7 September 2010 the Group acquired 100% of the shares of America’s Choice Inc, a provider of school improvement services.

Notes to the Consolidated Financial Statements (Continued)

Provisional values for the assets and liabilities arising from these and other acquisitions completed in the year together with adjustments to prior year acquisitions are as follows:

		2010						2009
					America’s
		Melorio	SEB	WSI	Choice	Other	Total	Total
	Notes	fair value	fair value	fair value	fair value	fair value	fair value	fair value
	All figures in £ millions

Property, plant and equipment	10	4	7	3	—	3	17	9
Intangible assets	11	89	103	32	24	37	285	142
Intangible assets — Pre-publication	20	—	3	—	—	6	9	2
Inventories		—	5	1	1	(5)	2	14
Trade and other receivables		8	13	8	7	5	41	23
Cash and cash equivalents		3	5	2	12	4	26	29
Financial liabilities — Borrowings		(13)	—	—	—	—	(13)	—
Net deferred income tax liabilities	13	(24)	—	(3)	(4)	(6)	(37)	(45)
Retirement benefit obligations		—	—	—	—	(1)	(1)	(1)
Provisions for other liabilities and charges	23	(10)	—	—	—	—	(10)	—
Trade and other liabilities		(9)	(10)	(14)	(5)	1	(37)	(91)
Current income tax liabilities		—	—	(3)	—	—	(3)	(4)
Non-controlling interest		—	(39)	—	—	—	(39)	(16)

Net assets acquired at fair value		48	87	26	35	44	240	62
Goodwill	11	50	141	39	30	28	288	205
Increase in fair values of proportionate holding arising on stepped acquisition		—	—	—	—	—	—	(23)

Total		98	228	65	65	72	528	244

Satisfied by:
Cash		(98)	(228)	(65)	(65)	(74)	(530)	(201)
Other consideration		—	—	—	—	—	—	(5)
Deferred consideration		—	—	—	—	(8)	(8)	(27)
Net prior year adjustments		—	—	—	—	10	10	(11)

Total consideration		(98)	(228)	(65)	(65)	(72)	(528)	(244)

The goodwill arising on these acquisitions results from substantial cost and revenue synergies and from benefits that cannot be separately recognised, such as the assembled workforce.

The fair value of trade and other receivables is £41m and includes trade receivables with a fair value of £34m. The gross contractual amount for trade receivables due is £37m of which £3m is expected to be uncollectable.

A provisional value of £12m of goodwill arising on 2010 acquisitions is expected to be deductible for tax purposes.

The non-controlling interest in SEB was measured using the non-controlling interest’s proportionate share of the acquiree’s net assets.

Notes to the Consolidated Financial Statements (Continued)

	2010	2009	2008
	All figures in
	£ millions

Cash flow on acquisitions
Cash — Current year acquisitions	(530)	(201)	(394)
Cash — Acquisitions yet to complete	—	(4)	(12)
Deferred payments for prior year acquisitions and other items	(20)	(32)	(5)
Cash and cash equivalents acquired	26	29	16
Acquisition costs paid	(11)	—	—

Net cash outflow	(535)	(208)	(395)

In 2010, acquisitions contributed £84m to sales and £6m to operating profit before acquisition costs and amortisation of acquired intangibles from the date of acquisition to the balance sheet date. Of these amounts, Melorio contributed £38m of sales and £5m of profit, SEB contributed £11m of sales and a loss of £2m, WSI contributed £13m of sales and £1m of profit and America’s Choice contributed £9m of sales and £nil of profit.

If the acquisitions had completed on 1 January 2010, the Group estimates that sales for the period would have been £5,799m and profit before tax would have been £676m.

30.	Disposals

	Notes	2010	2009	2008
		All figures in £ millions

Disposal of subsidiaries
Property, plant and equipment	10	(57)	—	(7)
Intangible assets	11	(88)	—	(3)
Inventories		—	—	(7)
Other financial assets		(3)	—	—
Trade and other receivables		(103)	—	(8)
Cash and cash equivalents		(165)	—	—
Net deferred income tax liabilities	13	47	—	—
Retirement benefit obligations		8	—	—
Trade and other liabilities		132	—	9
Current income tax liabilities		12	—	—
Non-controlling interest		271	—	—
Attributable goodwill	11	(195)	—	(99)
Cumulative translation adjustment		(13)	—	(49)

Net assets disposed		(154)	—	(164)
Cash received		1,234	—	114
Deferred receipts		—	—	2
Costs		(43)	—	(5)

Profit/(Loss) on sale		1,037	—	(53)

Notes to the Consolidated Financial Statements (Continued)

	2010	2009	2008
	All figures in £ millions

Cash flow from disposals
Cash — Current year disposals	1,234	—	114
Cash and cash equivalents disposed	(165)	—	—
Costs paid	(32)	—	(15)
Pension contribution paid on disposal	(53)	—	—

Net cash inflow	984	—	99

The disposal in 2010 relates to Interactive Data and the disposal in 2008 relates to the Data Management business. Further details are shown in note 3.

31.	Cash generated from operations

	Notes	2010	2009	2008
		All figures in £ millions

Profit		1,300	462	323
Adjustments for:
Income tax		480	198	209
Depreciation	10	82	85	80
Amortisation of acquired intangible assets	11	113	103	86
Amortisation of other intangible assets	11	51	44	30
Loss on sale of property, plant and equipment		3	2	1
Net finance costs	3,6	73	95	91
Share of results of joint ventures and associates	12	(41)	(30)	(25)
(Profit)/loss on disposal of discontinued operations	3	(1,037)	—	53
Loss on disposal		10	—	—
Acquisition costs		11	—	—
Net foreign exchange adjustment from transactions		(3)	(14)	105
Share-based payment costs	26	39	37	33
Pre-publication		29	(16)	(58)
Inventories		37	32	(12)
Trade and other receivables		(82)	(14)	(81)
Trade and other liabilities		165	103	82
Retirement benefit obligations		(64)	(72)	(14)
Provisions for other liabilities and charges		3	(3)	(9)

Net cash generated from operations		1,169	1,012	894

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

Operating cash flow, operating free cash flow and total free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson’s corporate and operating measures.

Notes to the Consolidated Financial Statements (Continued)

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2010	2009	2008
	All figures in £ millions

Net book amount	3	3	3
Loss on sale of property, plant and equipment	(3)	(2)	(1)

Proceeds from sale of property, plant and equipment	—	1	2

The principal other non-cash transactions are movements in finance lease obligations of £2m (2009: £8m; 2008: £2m).

32.	Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition there are contingent liabilities of the Group in respect of legal claims and rights and royalty agreements. None of these claims are expected to result in a material gain or loss to the Group.

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

The future aggregate minimum lease payments in respect of operating leases are as follows:

	2010	2009
	All figures in
	£ millions

Not later than one year	164	153
Later than one year and not later than two years	151	144
Later than two years and not later than three years	130	129
Later than three years and not later than four years	112	114
Later than four years and not later than five years	95	99
Later than five years	785	848

	1,437	1,487

34.	Related party transactions

Joint ventures and associates — Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12. There are no material amounts falling due from joint ventures and associates.

Key management personnel — Key management personnel are deemed to be the members of the board of directors of Pearson plc. It is this board which has responsibility for planning, directing and controlling the activities of the Group. Key management personnel compensation is disclosed in the directors’ remuneration report.

There were no other material related party transactions.

No guarantees have been provided to related parties.

Notes to the Consolidated Financial Statements (Continued)

35.	Events after the balance sheet date

On 22 November 2010, the Group announced the proposed acquisition of a 75% stake in CTI Education Group, a leading South African education company for £31m. As at the end of December 2010, this acquisition had not been completed but is expected to complete in the first half of 2011.

On 18 January 2011, the Group announced that it had agreed to increase its shareholding in TutorVista, the Bangalore based tutoring services company, to a controlling 76% stake for a consideration of $127m.

On 7 March 2011, the Group and Education Development International plc (EDI) announced that they had reached agreement on the terms of a recommended cash offer to be made by Pearson for the entire issued share capital of EDI. The offer values EDI at approximately £112.7m. EDI is a leading provider of education and training qualifications and assessment services, with a strong reputation for the use of information technology to administer learning programmes and deliver on-screen assessments.

SIGNATURES

The registrant hereby certifies that it meets the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this annual report on its behalf

Pearson plc

/s/  Robin Freestone
Robin Freestone
Chief Financial Officer

Date: March 25, 2011