Form 20-F
period 2011-12-31
PEARSON PLC
filed 2012-03-27
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON March 27, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 1-16055

PEARSON PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

80 Strand

London, England WC2R 0RL

(Address of principal executive offices)

Stephen Jones

Telephone: +44 20 7010 2000

Fax: +44 20 7010 6060

80 Strand

London, England WC2R 0RL

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
*Ordinary Shares, 25p par value	New York Stock Exchange
American Depositary Shares, each	New York Stock Exchange
Representing One Ordinary Share, 25p per Ordinary Share

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the SEC.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock at the close of the period covered by the annual report:

Ordinary Shares, 25p par value	815,626,237

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

In this Annual Report on Form 20-F (the “Annual Report”) references to “Pearson”, the “Company” or the “Group” are references to Pearson plc, its predecessors and its consolidated subsidiaries, except as the context otherwise requires. “Ordinary Shares” refer to the ordinary share capital of Pearson of par value 25p each. “ADSs” refer to American Depositary Shares which are Ordinary Shares deposited pursuant to the Deposit Agreement dated March 21, 1995, amended and restated as of August 8, 2000 among Pearson, The Bank of New York Mellon as depositary (the “Depositary”) and owners and holders of ADSs (the “Deposit Agreement”). ADSs are represented by American Depositary Receipts (“ADRs”) delivered by the Depositary under the terms of the Deposit Agreement.

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

For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of £1.00 = $1.55, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2011. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On February 29, 2012 the noon buying rate for sterling was £1.00 = $1.60

The Group consists of three major worldwide businesses, Pearson Education, the FT Group (“FT”) and the Penguin Group (“Penguin”). See “Item 4. Information on the Company — Overview of operating divisions”.

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

The table below shows selected consolidated financial data under IFRS as issued by the IASB. The selected consolidated profit and loss account data for the years ended December 31, 2011, 2010 and 2009 and the selected consolidated balance sheet data as at December 31, 2011 and 2010 have been derived from our audited consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report.

The results of the Interactive Data Corporation (Interactive Data) in which Pearson held a 61% interest and which was disposed in July 2010, have been included in discontinued operations for all the years to 2010.

The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.

For convenience, we have translated the 2011 amounts into US dollars at the rate of £1.00 = $1.55, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2011.

	Year Ended December 31
	2011	2011		2010		2009		2008		2007
	$	£		£		£		£		£
	(In millions, except for per share amounts)
Consolidated Income Statement data
Total sales	9,086	5,862		5,663		5,140		4,405		3,818
Total operating profit	1,900	1,226		743		619		564		484
Profit after taxation from continuing operations	1,482	956		524		377		344		274
Profit for the financial year	1,482	956		1,300		462		323		310
Consolidated Earnings data per share
Basic earnings per equity share(1)	$1.85	119.6	p	161.9	p	53.2	p	36.6	p	35.6	p
Diluted earnings per equity share(2)	$1.85	119.3	p	161.5	p	53.1	p	36.6	p	35.6	p
Basic earnings from continuing operations per equity share(1)	$1.85	119.6	p	66.0	p	47.0	p	42.9	p	34.1	p
Diluted earnings from continuing operations per equity share(2)	$1.85	119.3	p	65.9	p	47.0	p	42.9	p	34.1	p
Dividends per ordinary share	$0.65	42.0	p	38.7	p	35.5	p	33.8	p	31.6	p
Consolidated Balance Sheet data at period end
Total assets (non-current assets plus current assets)	17,428	11,244		10,668		9,412		9,896		7,292
Net assets	9,241	5,962		5,605		4,636		5,024		3,874
Long-term obligations(3)	(4,948)	(3,192)		(2,821)		(3,051)		(2,902)		(1,681)
Capital stock	316	204		203		203		202		202
Number of equity shares outstanding (millions of ordinary shares)	816	816		813		810		809		808

Notes:

(1)	Basic earnings per equity share is based on profit for the financial period and the weighted average number of ordinary shares in issue during the period.
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

Dividend information

We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at our annual general meeting. At our annual general meeting on April 27, 2012 our shareholders will be asked to approve a final dividend of 28.0p per ordinary share for the year ended December 31, 2011.

The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in The City of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2011 fiscal year will be paid on May 4, 2012.

Fiscal year	Interim	Final	Total	Interim	Final		Total
	(Pence per ordinary share)			(Cents per ordinary share)
2011	14.0	28.0	42.0	22.1	43.4	*	65.5
2010	13.0	25.7	38.7	20.3	42.2		62.5
2009	12.2	23.3	35.5	19.8	34.3		54.1
2008	11.8	22.0	33.8	21.6	33.2		54.8
2007	11.1	20.5	31.6	22.4	39.9		62.3

*	As the 2011 final dividend had not been paid by the filing date, the dividend has been translated into cents using the noon buying rate for sterling at December 31, 2011.

Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting the Group.

Exchange rate information

The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per pound sterling. The average rate is calculated by using the average of the noon buying rates in The City of New York on each day during a monthly period and on the last day of each month during an annual period. On December 31, 2011 the noon buying rate for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes for sterling was £1.00 = $1.55. On February 29, 2012 the noon buying rate for sterling was £1.00 = $1.60.

Month	High	Low
February 2012	$1.60	$1.57
January 2012	$1.58	$1.53
December 2011	$1.57	$1.54
November 2011	$1.61	$1.55
October 2011	$1.61	$1.54
September 2011	$1.62	$1.54

Year Ended December 31	Average rate
2011	$1.61
2010	$1.54
2009	$1.57
2008	$1.84
2007	$2.01

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

With the continued pressure on the worldwide economies, especially the Eurozone, during 2011, there is an increased risk of a further weakening in trading conditions in 2012 which could adversely impact our financial performance. The effect of continued deterioration in the global economy will vary across our different businesses and will depend on the depth, length and severity of any economic downturn. Specific economic risks by business are described more fully in the other risk factors below.

A significant deterioration in Group profitability and/or cash flow caused by prolonged economic instability could reduce our liquidity and/or impair our financial ratios, and trigger a need to raise additional funds from the capital markets and/or renegotiate our banking covenants.

To the extent the economic difficulties continue, or worldwide economic conditions materially deteriorate, the Group’s revenues, profitability and cash flows could be significantly reduced as customers would be unable to purchase products and services in the expected quantities and/or pay for them within normal agreed terms. A liquidity shortfall may delay certain development initiatives or may expose the Group to a need to negotiate further funding. While we anticipate that our existing cash and cash equivalents, together with availability under our existing credit facility, cash balances and cash from operations, will be sufficient to fund our operations for at least the next 12 months, we may need to raise additional capital to fund operations in the future or to finance acquisitions. If we seek to raise additional capital in order to meet various objectives, including developing future technologies and services, increasing working capital, acquiring businesses and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all.

If the global economy weakens further and/or the global financial markets collapse, whether in general or as a result of specific factors, such as the current European sovereign debt crisis, we may not have access to or could lose our bank deposits. Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute our stock ownership. If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including potential additional acquisitions or development of new technologies.

Our education, business information and book publishing businesses will be impacted by the rate of and state of technological change, including the digital evolution and other disruptive technologies.

A common trend facing all our businesses is the digitization of content and proliferation of distribution channels, either over the internet, or via other electronic means, replacing traditional print formats. The digital migration brings the need for change in product distribution, consumers’ perception of value and the publisher’s position between retailers and authors. The trend to ebooks has created contraction in the consumer books retail market which increases the risk of bankruptcy of a major retail customer. This could disrupt short-term product supply to the market as well as result in a large debt write off.

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

Our US educational solutions and assessment businesses and our UK training businesses may be adversely affected by changes in government funding resulting from either general economic conditions, changes in government educational funding, programs, policy decisions, legislation and/or changes in the procurement processes.

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

Government changes can also affect the funding available for educational expenditure, which include the impact of education reform. Similarly changes in the government procurement process for textbooks, learning material and student tests, and vocational training programs can also affect our markets. Changes in curricula, delays in the timing of the adoptions and changes in the student testing process can all affect these programs and therefore the size of our market in any given year. Also, changes in the UK government approach to training and apprentice program policy and funding could affect the business model for these businesses.

There are multiple competing demands for educational funds and there is no guarantee that new textbooks or testing or training programs will be funded, or that we will win this business.

If we do not adequately protect our intellectual property and proprietary rights our competitive position and results may be adversely affected and limit our ability to grow.

Our products and services largely comprise intellectual property delivered through a variety of media, including newspapers, books, the internet and other growing delivery platforms. We rely on trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in these products and services.

Our intellectual property rights in countries such as the US and the UK, jurisdictions covering the largest proportion of our operations, are well established. However, we also conduct business in other countries where the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect our future growth. We cannot guarantee that our intellectual property rights will provide competitive advantages to us; our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; any of the intellectual property rights that we may employ in our business will not lapse or be invalidated, circumvented, challenged, or abandoned; or that we will not lose the ability to assert our intellectual property rights against others. Moreover, despite trademark and copyright protection, third parties may copy, infringe or otherwise profit from our proprietary rights without our authorization. The loss or diminution in value of these proprietary rights or our intellectual property could have a material adverse effect on our business and financial performance.

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

Our education technology and assessment businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. Our financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed.

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

Our investment into inherently riskier emerging markets is growing and the returns may be lower than anticipated.

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

We continually acquire and dispose of businesses to achieve our strategic objectives. In 2011 we acquired TutorVista, CTI Education, Schoolnet, EDI, Stark Holding, TQ, Connections Education, Global Education and several other small acquisitions, and we sold our stake in FTSE International. Acquired goodwill and intangible assets could be impaired if we are unable to generate the anticipated revenue growth, synergies and/or cost savings associated with these or other acquisitions.

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

Failure to comply with data privacy regulations and standards or weakness in internet security result in a major data privacy breach causing reputational damage to our brands and financial loss.

Across our businesses we hold large volumes of personal data including that of employees, customers and, in our assessment and information technology businesses, students and citizens. Despite our implementation of security measures, individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes. Any perceived or actual unauthorized disclosure of personally-identifiable information, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract and retain our customers, or subject us to claims or litigation arising from damages suffered by individuals, and thereby harm our business and operating results. Failure to adequately protect personal data could lead to penalties, significant remediation costs, reputational damage, potential cancellation of some existing contracts and inability to compete for future business. In addition, we could incur significant costs in complying with the multitude of state, federal and foreign laws regarding the unauthorized disclosure of personal information.

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

Across all our businesses, we manage complex operational and logistical arrangements including distribution centers, data centers and large office facilities as well as relationships with third party print sites. We have also outsourced some support functions, including information technology and warehousing, to third party providers. The failure of third parties to whom we have outsourced business functions could adversely affect our reputation and financial condition. Failure to recover from a major disaster, (e.g. fire, flood etc) at a key facility or the disruption of supply from a key third party vendor or partner (e.g. due to bankruptcy) could restrict our ability to service our customers. Similarly external threats, such as a flu pandemic, terrorist attacks, strikes, weather etc, could all affect our business and employees, disrupting our daily business activities.

Changes in students’ buying and distribution behaviour put downward pressure on price.

Students are seeking cheaper sources of content, e.g. online discounters, file sharing, use of pirated copies, and rentals, along with open source. This change in behaviour puts downward pressure on textbook prices in our major markets, and this could adversely impact our results.

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

Changes in corporate tax rates and/or other relevant tax laws in the UK and/or the US could have a material impact on our future reported tax rate and/or our future tax payments. We have been subject to audit by tax authorities. Although we believe our tax provision is reasonable, the final determination of our tax liability could be materially different from our historical income tax provisions, which could have a material effect on our financial position, results of operations or cash flows.

We generate a substantial proportion of our revenue in foreign currencies, particularly the US dollar, and foreign exchange rate fluctuations could adversely affect our earnings and the strength of our balance sheet.

As with any international business our earnings can be materially affected by exchange rate movements. We are particularly exposed to movements in the US dollar to sterling exchange rate as approximately 60% of our revenue is generated in US dollars. Sales for 2011, translated at 2010 average rates, would have been £122m or 2% higher.

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

If we fail to attract and retain appropriately skilled employees, our business may be harmed.

Our success depends on the skill, experience and dedication of our employees. If we are unable to retain and attract sufficiently experienced and capable personnel, especially in technology, product development, sales and management, our business and financial results may suffer. When talented employees leave, we may have difficulty replacing them, and our business may suffer. There can be no assurance that we will be able to successfully retain and attract the personnel that we need.

Social, environmental and ethical risks may also adversely impact our business.

We consider social, environmental and ethical (SEE) risks no differently to the way we manage any other business risk. These include journalistic/author integrity, ethical business behaviour, intellectual copyright protection, compliance with UN Global Compact standards, environmental impact, people and data privacy.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our business.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting and enhancing the Pearson brand is critical to expanding our business and will depend largely on our ability to maintain our customers’ trust in our solutions and in the quality and integrity of our products and services. If we do not successfully maintain a strong brand, our business could be harmed.

Government investigations of Penguin and other major publishers over agency arrangements for selling ebooks will likely result in formal legal actions and/or negotiated agreements that, along with private litigation, might impact Penguin’s business.

Government investigations of Penguin and other major publishers over agency arrangements for selling ebooks will likely result in formal legal actions and/or negotiated agreements that, along with private litigation, might impact Penguin’s business. These investigations are ongoing and Penguin is cooperating. Penguin is defending itself in these actions and believes that it is fully compliant with all applicable laws. See “Item 4. Information on the Company — Legal Proceedings” for more information.

ITEM 4.	INFORMATION ON THE COMPANY

Pearson plc

Pearson plc, (Pearson) is an international media and education company with its principal operations in the education, business information and consumer publishing markets. We create and manage intellectual property, which we promote and sell to our customers under well-known brand names, to inform, educate and entertain. We deliver our content in a variety of forms and through a variety of channels, including books, newspapers and online services. We increasingly offer services as well as content, from test creation, administration and processing to teacher development and school software. Though we operate in more than 70 countries around the world, today our largest markets are the US (57% of sales) and Europe (23% of sales) on a continuing basis.

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

Overview of operating divisions

Pearson consists of three major worldwide businesses:

Pearson Education is a leading provider of educational materials and learning technologies. It provides test development, processing and scoring services to governments, educational institutions, corporations and professional bodies around the world. It publishes across the curriculum and provides a range of education services including teacher development, educational software and system-wide solutions, and also owns and operates schools. In 2011, Pearson Education operated through three worldwide segments, which we refer to as “North American Education”, “International Education” and “Professional”.

The FT Group provides business and financial news, data, comment and analysis, in print and online, to the international business community. The FT Group includes the Financial Times newspaper and FT.com website, a range of specialist financial magazines and online services, and Mergermarket, which provides proprietary forward-looking insights and intelligence to businesses and financial institutions. The FT Group has a 50% ownership stake in The Economist Group. During 2010 Interactive Data, in which Pearson held a 61% interest and which was part of the FT Group was sold. In addition, during the year the FT Group sold its 50% ownership stake in FTSE International.

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

To achieve this goal, our strategy has four parts, common to all our businesses:

•

Investment: We are a long-term investor in our business. This year we made £0.5bn of organic investment in new learning programmes and technologies, new authors, and in taking our assets into new markets.

Over the past five years we have invested £2.5bn in acquisitions, all of which have been additions or fill-ins to build our existing business. Our strong balance sheet allows us to contemplate further investment should the opportunities arise.

•

Technology: Pearson today is a technology company as much as a newspaper or book publishing company. Digital business will this year contribute about one-third of our sales, or almost £2bn in total. Five years ago digital business was about 20% of our sales, and this represents a fundamental shift in our business, culture and growth opportunities.

•

Fast-growing markets: Pearson has market leading positions in major developed economies, particularly the US, UK and Western Europe. We are investing to become a much larger global company, and have market-leading businesses in China, India, Brazil and Southern Africa. 11% of our sales and 22% of our people in 2011 are from the ‘Emerging markets’, as we generate rapid growth in these areas.

•

Efficiency and scale: While we have grown we have also focused on steady efficiency gains. Our margins reached an all time high of 16.1% this year, and our cash generation, as for the past 5 years, has been more than 100% of profits. However we still see more to go, especially as we accelerate our transition from traditional print-based activities to digital and service models.

Operating divisions

Pearson Education

Pearson Education is one of the leading providers of educational materials and learning technologies. We provide test development, processing and scoring services to governments, educational institutions, corporations and professional bodies around the world. We publish across the curriculum and provide a range of education services including teacher development, educational software and system-wide solutions.

We report Pearson Education’s performance in the three segments: North American Education, International Education, and Professional. In 2011, Pearson Education had sales of £4,390m or 75% (74% in 2010) of Pearson’s total continuing sales. Pearson Education generated 52% of Pearson’s continuing operating profit.

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

Our North American School business contains a unique mix of publishing, testing and technology products for the elementary and secondary school markets, which are increasingly integrated. The major customers of this business are state education boards and local school districts. The business publishes high quality curriculum programmes for school students, at both elementary and secondary level, under a number of imprints including Pearson Scott Foresman and Pearson Prentice Hall. We also provide digital instructional solutions under Pearson Digital Learning, such as enVisionMATH and Miller-Levine Biology. The business also provides student information, assessment, reporting and business solutions (Pearson School Systems), which enables elementary and secondary schools and school districts to record and manage information about student attendance and performance, and instructional improvement systems (Schoolnet) that allow for data-driven personalized instruction and teacher support.

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

Our North American Assessment and Information business provides educational assessment services and solutions in the US, developing, scoring and processing a large volume of student tests each year, for US states and the federal government.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2011 compared to year ended December 31, 2010 — Sales and operating profit by division — North American Education” for a discussion of developments during 2011 with respect to this division.

International Education

Our International Education business covers all educational publishing and related services outside North America. Our portfolio includes innovative text books, digital learning solutions, online testing and assessments and a suite of integrated services.

Our International schools business publishes educational materials in local languages in a number of countries. We are one of the world’s leading providers of English Language Teaching (ELT) materials for children and adults, published under the well-known Longman imprint. In 2010, we continued to strengthen our position further in international markets through the acquisition of Wall Street Institute, providing premium spoken English training for adults in 25 territories across Asia, Europe, the Middle East and Latin America, and Sistema Educacional Brasileiro’s schools learning systems business. In 2011 we acquired TutorVista, a school tutoring services business in India.

Our International higher education business adapts our textbooks and technology services for individual markets, and we have a growing local publishing program, with our key markets including the UK, Benelux, Mexico, Germany, Hong Kong, Korea, Taiwan, Singapore, Japan and Malaysia.

We are also a leading provider of testing, assessment and qualification services in a number of key markets including the UK, under the brand name Edexcel, Australia, New Zealand, South Africa, Hong Kong and the Middle East. In 2011 we acquired Global Education, a leading provider of test preparation services for English language and other professional qualifications in China.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2011 compared to year ended December 31, 2010 — Sales and operating profit by division — International Education” for a discussion of developments during 2011 with respect to this division.

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

Our professional testing business, Pearson VUE, manages major long-term contracts to provide qualification and assessment services through its network of test centers around the world. Key customers include major technology companies, the Graduate Management Admissions Council, the National Council of State Boards of Nursing, the Financial Industry Regulatory Authority and the UK’s Driving Standards Agency.

Our professional training business has developed over the past two years with the acquisition of Melorio plc, a vocational training group in 2010, and TQ Holdings Ltd in 2011. This business provides technical education and training services with particular expertise in skills related to defense, engineering, oil and gas and construction sectors.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2011 compared to year ended December 31, 2010 — Sales and operating profit by division — Professional” for a discussion of developments during 2011 with respect to this division.

The FT Group

The FT Group provides a broad range of data, analysis and services through a growing number of print, digital and mobile channels, to an audience of internationally-minded business people and financial institutions. In 2011, the FT Group had sales of £427m, or 7% of Pearson’s total continuing sales (7% in 2010), and contributed 39% of Pearson’s operating profit from continuing operations, taking into account the one-off gain on sale of FTSE International.

FT Group comprises the Financial Times, FT.com website, and a portfolio of financial magazines and online financial information companies. During 2010 Interactive Data, our 61%-owned financial information company was sold and has been reclassified as a discontinued operation for all periods to the date of disposal.

The FT Group has significantly shifted its business towards digital, subscription and content revenues and has continued to invest in talent and in services in faster growing emerging markets.

The Financial Times is one of the world’s leading international daily business newspapers, with five editions in the UK, Continental Europe, the US, Asia-Pacific and the Middle East. Its main sources of revenue are from sales of the newspaper, (both in print and online), advertising and conferences. The Financial Times is complemented by FT.com which sells content and advertising online, and which charges subscribers for detailed industry news, comment and analysis, while providing general news and market data to a wider audience.

FT Business publishes specialist information on the retail, personal and institutional finance industries through titles including Investors Chronicle, Money Management, Financial Adviser and The Banker.

Mergermarket, our online financial data and intelligence provider, provides early stage proprietary intelligence to financial institutions and corporates. Its key products include Mergermarket, Debtwire, dealReporter, Wealthmonitor and BioPharm Insight.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2011 compared to year ended December 31, 2010 — Sales and operating profit by division — FT Group” for a discussion of developments during 2011 with respect to this division.

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

On December 16, 2011, the FT Group sold its 50% interest in FTSE International to the London Stock Exchange, the owner of the remaining 50%.

The Penguin Group

Penguin is one of the most famous brands in book publishing. It publishes over 4,000 fiction and non-fiction books each year, on paper, screens and in audio formats for readers of all ages, and has an extensive range of backlist and frontlist titles including top literary prize winners, classics, reference volumes and children’s titles.

Penguin operates around the world through a series of connected national publishing houses. It publishes under a number of well known imprints including Putnam, Viking, Allen Lane, Hamish Hamilton, Berkley, Dorling Kindersley, Puffin and Ladybird. Penguin combines a longstanding commitment to local publishing with a determination to benefit from its worldwide scale, a globally recognized brand and growing demand for books in emerging markets. Its largest businesses are in the US, the UK, Australia, Canada, Ireland, India, New Zealand and South Africa.

In 2011, Penguin had sales of £1,045m, representing 18% of Pearson’s total continuing sales (19% in 2010) and contributed 9% of Pearson’s operating profit from continuing operations. Its largest market is the US, which generated around 58% of Penguin’s sales in 2011. Penguin earned around 12% of its revenues from the sale of ebooks in 2011.

Penguin sells directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel that best serves the specific requirements of an order. It also sells through online retailers such as Amazon.com, as well as Penguin’s own website. Penguin also sells direct to the customer via digital sales agents.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2011 compared to year ended December 31, 2010 — Sales and operating profit by division — The Penguin Group” for a discussion of developments during 2011 with respect to this division.

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

During the year various government bodies in the US and Europe have been in the process of investigating Penguin and other major publishers over the agency arrangements for selling e-books. These investigations are ongoing and Penguin is cooperating and believes that it was fully compliant with all applicable laws. However, while the group cannot predict the final outcome or the impact on Penguin, it currently expects that these investigations will likely result in formal legal actions by the governmental bodies and/or negotiated agreements. At the same time beginning in August 2011, Penguin and various other book publishers and book retailers have been sued in a number of private consumer class action law suits in the US and Canada which allege violation of the anti-trust and unfair competition laws by the defendants in connection with the adoption of the agency selling model for e-books. The complaints generally seek treble damages, injunctive relief and attorneys’ fees, and in certain instances seek punitive damages, injunctive relief and attorneys’ fees, as well as compensatory damages. Penguin is defending itself in those actions and believes that it was fully compliant with all applicable laws.

Recent developments

There have been no significant post balance sheet events.

Organizational structure

Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of our significant subsidiaries as at December 31, 2011, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

Name	Country of incorporation/residence	Percentage interest/voting power
Pearson Education
Pearson Education Inc.	United States (Delaware)	100%
Pearson Education Ltd.	England and Wales	100%
Edexcel Ltd.	England and Wales	100%
NCS Pearson Inc.	United States (Minnesota)	100%
FT Group
The Financial Times Ltd.	England and Wales	100%
Mergermarket Ltd.	England and Wales	100%
The Penguin Group
Penguin Group (USA) Inc.	United States (Delaware)	100%
The Penguin Publishing Co Ltd.	England and Wales	100%
Dorling Kindersley Holdings Ltd	England and Wales	100%

Property, plant and equipment

Our headquarters are located at leasehold premises in London, England. We own or lease approximately 1,100 properties, including approximately 600 testing/teaching centers in more than 70 countries worldwide, the majority of which are located in the United Kingdom and the United States.

The properties owned and leased by us consist mainly of offices, distribution centers and computer testing/teaching centers.

The vast majority of our printing is carried out by third party suppliers. We operate a small digital print operation as part of our Pearson Assessment & Testing businesses which provides short-run and print-on-demand products, typically custom client applications.

We own the following principal properties at December 31, 2011:

General use of property	Location	Area in square feet
Warehouse/Office	Kirkwood, New York, USA	524,000
Warehouse/Office	Pittston, Pennsylvania, USA	406,000
Office	Iowa City, Iowa, USA	310,000
Warehouse/Office	Old Tappan, New Jersey, USA	212,041
Warehouse/Office	Cedar Rapids, Iowa, USA	205,000
Office	Southwark, London, UK	155,000
Office	Hadley, Massachusetts, USA	137,070
Printing	Owatonna, Minnesota, USA	128,000

We lease the following principal properties at December 31, 2011:

General use of property	Location	Area in square feet
Warehouse/Office	Lebanon, Indiana, USA	1,091,435
Warehouse/Office	Cranbury, New Jersey, USA	886,747
Warehouse/Office	Indianapolis, Indiana, USA	737,850
Warehouse/Office	San Antonio, Texas, USA	559,258
Office	Upper Saddle River, New Jersey, USA	474,801
Warehouse/Office	Rugby, UK	446,077
Office	New York City, New York, USA	443,229
Office	London, UK	282,923
Warehouse/Office	Newmarket, Ontario, Canada	278,912
Office	Boston, Massachusetts, USA	234,745
Warehouse/Office	Austin, Texas, USA	226,076
Warehouse/Office	Scoresby, Victoria, Australia	197,255
Office	Glenview, Illinois, USA	187,500
Warehouse/Office	Bedfordshire, UK	186,570
Office	Bloomington, Minnesota, USA	153,240
Warehouse/Office	Uttar Pradesh, India	145,041
Office	Boston, Massachusetts, USA	138,112
Office	Harlow, UK	137,857
Office	Chandler, Arizona, USA	135,460
Warehouse/Office	Cedar Rapids, Iowa, USA	119,682
Office	New York City, New York, USA	117,478
Warehouse	San Antonio Zomeyucan, Mexico	113,638
Office	London, UK	112,000
Call Center/Office	Lawrence, Kansas, USA	105,000

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for description of the Company’s capital expenditure.

ITEM	4A. UNRESOLVED STAFF COMMENTS

The Company has not received, 180 days or more before the end of the 2011 fiscal year, any written comments from the Securities and Exchange Commission staff regarding its periodic reports under the Exchange Act which remain unresolved.

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

General overview

Introduction

Sales from continuing operations increased from £5,663m in 2010 to £5,862m in 2011, an increase of 4%. The year on year growth was impacted by exchange rates, in particular the US dollar. The average US dollar exchange rate in 2011 weakened in comparison to sterling in 2010, which had the effect of reducing reported sales in 2011 by £122m when compared to the equivalent figure at constant 2010 rates. When measured at constant 2010 exchange rates, all our businesses contributed to the growth. The Education businesses all benefited from the additional contribution from acquisitions made in 2010 and 2011.

Reported operating profit increased by 65% from £743m in 2010 to £1,226m in 2011. Operating profit in 2011 includes the £412m profit on sale of our 50% interest in FTSE International Limited (FTSE) and after excluding this item the year on year growth was 10%. All of the businesses contributed to this growth through increased sales and further cost efficiencies. This growth would have been higher but for the relative weakness of the US dollar and we estimate that operating profit would have been approximately £13m higher if translated at constant 2010 exchange rates.

Profit before taxation in 2011 of £1,155m compares to a profit before taxation of £670m in 2010. The increase of £485m includes the FTSE sale but also reflects the improved operating performance and a slight reduction in net finance costs. Net finance costs reduced from £73m in 2010 to £71m in 2011. The Group’s net interest payable decreased by £18m in 2011 as the reduction in floating market interest rates on US dollar and sterling borrowings, interest income on deposits in higher yielding currencies and the effect of lower average levels of net debt following the receipt of proceeds from the sale of Interactive Data all contributed to the lower interest charge. Financing related exchange losses of £11m in 2011 compare to a net exchange gain of £9m in 2010. The majority of the loss in 2011 relates to foreign exchange differences on a proportion of the unhedged US dollar proceeds from the Interactive Data sale. In 2010 the gain arose largely from foreign exchange on US dollar denominated debt. Finance income relating to post-retirement plans of £3m in 2011 compares to a charge of £12m in 2010.

In July 2010, Pearson sold its 61% share of Interactive Data Corporation for $2bn. The results of Interactive Data have been included as discontinued operations for the period to 29 July 2010 and in prior periods. Included in discontinued operations in 2010 is the gain on sale of Interactive Data of £1,037m and the attributable tax charge of £306m.

Net cash generated from operations decreased to £1,093m in 2011 from £1,169m in 2010. Cash collections were particularly strong at the end of 2010 and this impacted on collections in early 2011. Cash generation was still strong in 2011 and continues to be helped by our transition to a more digital and service based business where the cash flow profile is more favourable. This transition is also helping to reduce our working capital and on an average basis, the ratio of working capital to sales improved from 20.1% to 16.9%, also reflecting tight working capital management and the favourable working capital profile of acquisitions in 2010 and 2011. Average working capital comprises the average of the monthly carrying values over the relevant 12 month period for inventory, pre-publication costs, debtors and creditors. Net interest paid at £60m in 2011 was £8m below the previous year, reflecting the overall fall in net interest and the timing of interest payments on the bond portfolio. Tax paid excluding the amounts paid on the Interactive Data disposal in 2010 increased to £151m in 2011 compared to £85m in 2010. The increase is due to higher payments in the US following the use of the remaining available losses in 2010 and settlements in the year. Net capital expenditure on property, plant and equipment after proceeds from sales decreased to £58m in 2011 from £76m in 2010. The net cash outflow in respect of businesses and investments acquired was £800m in 2011 and £564m in 2010 whilst the sale of FTSE generated £428m and the sale of Interactive Data in 2010 raised proceeds of £734m net of tax paid. Dividends from joint ventures and associates increased to £30m in 2011 from £23m in 2010. Dividends paid of £298m in 2010 (including £6m paid to non-controlling interests) compares to £319m in 2011 (including £1m paid to non-controlling interests). Overall net borrowings increased by £69m from £430m at the end of 2010 to £499m at the end of 2011 largely due to good cash generation from operations and the proceeds from the FTSE sale which largely offset expenditure on acquisitions, routine capital expenditure, dividend, tax and interest payments.

Outlook

The external environment is likely to remain challenging in 2012 in the face of turbulent macroeconomic conditions and rapid structural change in our industries. However, we will once again make progress on our strategic goals of making Pearson more digital, more exposed to fast-growing markets and more directly engaged in helping students succeed. Our 2012 financial results will reflect the sale of our 50% stake in FTSE International (which contributed no sales and £20m of operating profit in 2011) and higher tax rates (after one-off benefits in 2011).

Pearson Education

In Education, we expect to achieve continued growth in 2012. In North America, we anticipate modest growth in higher Education as rapid take-up of our technology and services is partially offset by lower college enrolments and challenging conditions in the market for printed textbooks. We expect our Assessment and Information business to remain resilient as it prepares for the transition to next-generation Common Core assessments. We expect good growth in digital school programs and services, but another tough year for the School textbook publishing industry, which will continue to be affected by pressure on state budgets and delays in purchasing decisions during the transition to the new Common Core standards.

We expect our International education business to show good growth. Austerity measures will continue to affect education spending in much of the developed world, but we see significant opportunity in emerging markets in China, south-east Asia, Latin America, the Middle East and Sub-Saharan Africa — which together accounted for more than 40% of our International education revenues in 2011. Across our education company, we will be integrating acquisitions made in 2011 (and expensing the costs) and making a series of organic investments in fast-growing segments including digital learning, English language teaching and institutional services.

We expect our Professional education business to grow again, benefiting from the continued strength of our worldwide professional testing business. In the UK, government funding pressures and policy change relating to apprenticeships are creating a tough trading environment in professional training.

FT Group

The FT Group’s profits will be lower in 2012 than in 2011, reflecting the sale of our 50% stake in FTSE International and further actions weighted towards the first half of the year to accelerate the shift from print to digital. The Financial Times and The Economist Group (in which Pearson owns a 50% stake) are predicting weak advertising markets but strong growth in digital subscription revenues. Mergermarket will benefit from its high subscription renewal rates, although the outlook for merger and acquisition activity remains uncertain.

The Penguin Group

Penguin has performed strongly in recent years in the context of rapid structural change in the consumer publishing industry. We expect it to perform in line with the overall industry this year, facing tough conditions in the physical bookstore channel but helped by its strong position in digital. ebook revenues accounted for 12% of Penguin revenues worldwide in 2011, up from 6% in 2010, and we expect this percentage to increase significantly again in 2012.

Sales information by operating division

The following table shows sales information for each of the past three years by operating division:

	Year Ended December 31
	2011	2010	2009
	£m	£m	£m
Education:
North American	2,584	2,640	2,470
International	1,424	1,234	1,035
Professional	382	333	275
FT Group	427	403	358
Penguin	1,045	1,053	1,002

Total	5,862	5,663	5,140

Sales information by geographic market supplied

The following table shows sales information for each of the past three years by geographic region:

	Year Ended December 31
	2011	2010	2009
	£m	£m	£m
European countries	1,336	1,205	1,081
North America	3,522	3,589	3,344
Asia Pacific	646	577	497
Other countries	358	292	218

Total	5,862	5,663	5,140

Exchange rate fluctuations

We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was £1:$1.60 in 2011, £1:$1.54 in 2010 and £1:$1.57 in 2009. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. In 2011, Pearson generated 57% of its sales in the US (2010: 59%; 2009: 61%). In 2011 we estimate that a five cent change in the average exchange rate between the US dollar and sterling would have had an impact on our reported earnings per share of 1.3p and a five cent change in the closing exchange rate between the US dollar and sterling would have had an impact on shareholders’ funds of approximately £140m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information. The year-end US dollar rate for 2011 was £1:$1.55 compared to £1:$1.57 for 2010. In terms of the year end rate, the weakening of sterling in comparison to the US dollar in 2011 was less significant than in the previous year and had only a relatively small impact on shareholders’ funds. The net effect of movement in all currencies in 2011 was a decrease in our shareholders’ funds of £44m. The year-end rate for the US dollar in 2010 was £1:$1.57 compared to £1:$1.61 for 2009. The comparative strength of the US dollar, contributed to an overall increase in shareholders’ funds due to exchange movements of £173m in 2010.

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

Results of operations

Year ended December 31, 2011 compared to year ended December 31, 2010

Consolidated results of operations

Sales

Our total sales from continuing operations increased by £199m, or 4%, to £5,862m in 2011, from £5,663m in 2010. The increase reflected growth, on a constant exchange rate basis, at all of our businesses together with additional contributions from acquisitions made in both 2010 and 2011. The year on year growth was impacted by movements in exchange rates, particularly in the US dollar. 2011 sales, translated at 2010 average exchange rates, would have been £5,984m.

Pearson Education increased sales by £183m or 4% from £4,207m to £4,390m. The International and Professional businesses both contributed to the increase and were helped by acquisitions made in 2010 and 2011. The North American business saw a sales decline of 2% at reported exchange rates although, in US dollar terms, 2011 sales were ahead of 2010. We estimate that after excluding acquisitions and the negative impact of exchange, Pearson Education sales growth was flat in 2011 compared to 2010.

The US higher education publishing market was broadly level with 2010, according to the Association of American Publishers, with solid growth in public colleges offset by enrolment declines in for-profit colleges following changes in Federal regulations. Pearson gained share, benefiting from its lead in technology and customization, and has now grown faster than the US higher education industry for 13 consecutive years. The US school textbook publishing market declined 9% in 2011, according to the Association of American Publishers. There were several pressures on the industry including weakness in state budgets, a lower new adoption opportunity (total opportunity of $650m in 2011 against $800m in 2010) and delays in purchasing decisions during the transition to the new Common Core standards. Pearson gained share with a strong adoption performance boosted by our blended print-and-digital programs and we took an estimated 37% of new adoptions competed for (or 31% of the total new adoption market). State funding pressures and the transition to Common Core assessments also made market conditions tough for our state assessment and teacher testing businesses; these were offset by good growth in diagnostic and clinical assessments and revenues at our Assessment and Information division grew modestly in 2011.

In 2011, we continued to make significant organic investments in the International Education business expanding the footprint of Wall Street English in China and rolling out our school services business in India whilst incurring significant charges from the integration of acquisitions, most notably of Sistema Educacional Brasiliero (SEB) in Brazil. After excluding the effect of acquisitions we estimate that there was growth of 4% at constant 2010 exchange rates in the International Education business. Professional sales increased in 2011 by 15% although much of this increase was acquisition related mainly due to the full year contribution from Melorio, the UK vocational training business acquired in June 2010 and other smaller acquisitions in 2011. In terms of constant last year exchange rates and after taking out the acquisitions there was still good growth in both the professional testing and professional publishing businesses.

FT Group sales were 6% ahead of last year driven by good underlying growth at both the Financial Times and Mergermarket. Growth at the Financial Times was driven by increases in digital readership and subscriptions, although advertising remained weak and volatile. Mergermarket continued to benefit from its global presence and product breadth which helped to increase usage, grow new sales and produce strong renewal rates.

Penguin achieved robust sales and profits in this challenging and rapidly-changing industry environment and gained market share in each of its major markets — the US, the UK and Australia. Market conditions were tough in 2011 following the collapse of two major customers: Borders in the US and the REDGroup in Australia.

Pearson Education, our largest business sector, accounted for 75% of our continuing business sales in 2011 and 74% in 2010. North America continued to be the most significant source of our sales and as a proportion of total continuing sales contributed 60% in 2011 and 63% in 2010.

Cost of goods sold and operating expenses

The following table summarizes our cost of sales and net operating expenses:

	Year Ended December 31
	2011	2010
	£m	£m
Cost of goods sold	2,624	2,588

Distribution costs	273	298
Administration and other expenses	2,342	2,190
Other operating income	(158)	(115)

Total	2,457	2,373

Cost of goods sold. Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges and the cost of service provision in the assessment and testing business. Our cost of sales increased by £36m, or 1%, to £2,624m in 2011, from £2,588m in 2010. The increase corresponds to the increase in sales but is a lower percentage of sales as efficiencies and a mix effect has improved gross margins. Cost of sales at 44.8% of sales in 2011 compares to 45.7% in 2010.

Distribution costs. Distribution costs consist primarily of shipping costs, postage and packing. A reduction in costs in 2011 reflects the change in product mix with digital and services businesses incurring less distribution expense.

Administration and other expenses. Our administration and other expenses increased by £152m, or 7%, to £2,342m in 2011, from £2,190m in 2010. As a percentage of sales they remained consistent at approximately 40% in 2011 and 39% in 2010.

Other operating income. Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions together with income from the sale of assets. Other operating income increased to £158m in 2011 compared to £115m in 2010 largely due to the inclusion in 2011 of a £29m gain on the sale of an investment and an £8m gain on a stepped acquisition in the International Education business.

Profit on sale of associate

On 12 December 2011 the FT Group completed the disposal of its 50% stake in FTSE International Limited (FTSE) realizing a profit on sale of £412m. This profit has been disclosed separately on the face of the income statement.

Share of results of joint ventures and associates

The contribution from our joint ventures and associates decreased from £41m in 2010 to £33m in 2011. The 2010 result included a one off profit relating to a stepped acquisition at FTSE of £12m. The majority of the remainder of the profit comes from our 50% interest in the Economist.

Operating profit

The total operating profit increased by £483m, or 65%, to £1,226m in 2011 from £743m in 2010. 2011 operating profit, includes the profit on sale of FTSE of £412m and after excluding this item operating profit in 2011 increased by £71m or 10%.

Operating profit attributable to Pearson Education increased by £63m, or 11%, to £639m in 2011, from £576m in 2010. The increase was attributable to a good performance across all the Education businesses and a contribution from acquisitions. Operating profit attributable to the FT Group after taking out the profit on sale of FTSE increased by £5m, or 8%, to £67m in 2011, from £62m in 2010. The increase reflects the improved profitability from digital businesses despite a weak advertising market and the absence of the £12m one off profit recorded by FTSE in 2010. Operating profit attributable to Penguin showed a small increase of £3m, or 3%, to £108m in 2011, from £105m in 2010.

Net finance costs

Net finance costs decreased from £73m in 2010 to £71m in 2011. Net interest payable was £55m, down from £73m in 2010. Although our fixed rate policy reduces the impact of changes in market interest rates, we were still able to benefit from low average US dollar and sterling interest rates during the year. Year-on-year, average three month LIBOR (weighted for the Group’s net borrowings in US dollars and sterling at each year end) fell by 0.1% to 0.3%. This reduction in floating market interest rates helped drive the Group’s lower interest charge. These low rates, coupled with interest income on deposits in higher yielding currencies created a decrease in the Group’s average net interest payable from 7.9% to 6.5%. The Group’s average net debt fell by £82m, reflecting the timing of the reinvestment of the Interactive Data proceeds during 2011. Finance income relating to post-retirement plans was £3m in 2011 compared to a charge of £12m in 2010.

Also included in net finance costs are finance costs on put options and deferred consideration associated with acquisitions, foreign exchange and other gains and losses. In 2011, the total of these items was a charge of £19m compared to a profit of £12m in 2010. The majority of the loss in 2011 relates to foreign exchange differences on a proportion of the unhedged US dollar proceeds from the Interactive Data sale. In 2010 the gain arose largely from foreign exchange on US dollar denominated debt. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Taxation

The total tax charge in 2011 of £199m represents 17% of pre-tax profits compared to a charge of £146m or 22% of pre-tax profits in 2010. Our overseas profits, which arise mainly in the US, are largely subject to tax at higher rates than that in the UK (which had an effective statutory rate of 26.5% in 2011 and 28% in 2010). The reduction in the tax rate in 2011, however, is largely due to the low tax charge on the gain on disposal of FTSE together with the effect of the prior year adjustments arising from settlements with tax authorities. In total these two items outweighed the favourable effect in 2010 from recognition of tax losses and credits utilised in connection with the Interactive Data sale. The tax charge relating to that sale in July 2010 is included in the loss on discontinued businesses.

Non-controlling interest

In 2011 there are non-controlling interests in the Group’s businesses in South Africa, China and India although none of these are material to the Group numbers. The non-controlling interest in the Group’s Brazilian business, SEB, was bought out in the first half of 2011. The non-controlling interest in 2010 comprises mainly the publicly-held share of Interactive Data for the period to disposal in July 2010.

Discontinued operations

There are no discontinued operations in 2011. Discontinued operations in 2010 relate to Interactive Data Corporation. On July 29, 2010, Interactive Data, in which Pearson held a 61% interest, was sold. (Pearson’s share of the sale proceeds was $2bn).

The results of Interactive Data have been included as discontinued operations up to the date of sale on July 29, 2010. Included in discontinued operations in 2010 is Interactive Data’s results for the seven months to the date of sale, the gain on sale of £1,037m and the attributable tax charge of £306m.

Profit for the year

The profit for the financial year in 2011 was £956m compared to a profit in 2010 of £1,300m. The 2010 profit included the contribution from discontinued businesses of £776m (including the gain on sale of Interactive Data) which more than offset the gain on sale of FTSE and improved operating performance from continuing businesses in 2011.

Earnings per ordinary share

The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 119.6p in 2011 compared to 161.9p in 2010 based on a weighted average number of shares in issue of 800.2m in 2011 and 801.2m in 2010. The decrease in earnings per share was due to the decrease in profit for 2011 described above and was not significantly affected by the movement in the weighted average number of shares.

The diluted earnings per ordinary share of 119.3p in 2011 and 161.5p in 2010 was not significantly different from the basic earnings per share in those years as the effect of dilutive share options was again not significant.

Exchange rate fluctuations

The weakening of the US dollar and other currencies against sterling on an average basis had an adverse impact on reported sales and profits in 2011 compared to 2010. 2011 sales, translated at 2010 average exchange rates, would have been higher by £122m and operating profit, translated at 2010 average exchange rates, would have been higher by £13m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and operating profit by division

The following tables summarize our sales and operating profit for each of Pearson’s business segments. Adjusted operating profit is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. See also note 2 of “Item 18. Financial Statements”.

In our adjusted operating profit we have excluded amortization of acquired intangibles and acquisition costs. The amortization of acquired intangibles is the amortization of intangible assets acquired through business combinations and acquisition costs are the direct costs of acquiring those businesses. Neither of these charges are considered to be fully reflective of the underlying performance of the Group. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are also excluded from adjusted operating profit as they distort the performance of the Group.

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2011
£m	North American Education	International Education	Professional	FT Group	Penguin	Total
Sales	2,584	1,424	382	427	1,045	5,862
	44%	24%	7%	7%	18%	100%
Total operating profit	463	121	55	479	108	1,226
	38%	10%	4%	39%	9%	100%
Add back:
Other net gains and losses	(29)	6	—	(412)	—	(435)
Acquisition costs	2	9	—	1	—	12
Amortization of acquired intangibles	57	60	11	8	3	139

Adjusted operating profit: continuing operations	493	196	66	76	111	942
Adjusted operating profit: discontinued operations	—	—	—	—	—	—

Total adjusted operating profit	493	196	66	76	111	942

	52%	21%	7%	8%	12%	100%

	Year Ended December 31, 2010
£m	North American Education	International Education	Professional	FT Group	Interactive Data	Penguin	Total
Sales	2,640	1,234	333	403	—	1,053	5,663
	47%	22%	6%	7%	—	18%	100%
Total operating profit	415	119	42	62	—	105	743
	56%	16%	6%	8%	—	14%	100%
Add back:
Other net gains and losses	—	10	—	(12)	—	—	(2)
Acquisition costs	1	7	2	1	—	—	11
Amortization of acquired intangibles	53	35	7	9	—	1	105

Adjusted operating profit: continuing operations	469	171	51	60	—	106	857
Adjusted operating profit: discontinued operations	—	—	—	—	81	—	81

Total adjusted operating profit	469	171	51	60	81	106	938

	50%	18%	5%	6%	9%	12%	100%

North American Education

North American Education sales declined by £56m, or 2%, to £2,584m in 2011, from £2,640m in 2010 and adjusted operating profit increased by £24m, or 5%, to £493m in 2011 from £469m in 2010. The results were affected by the relative weakness of the US dollar, which we estimate decreased sales by £91m and adjusted operating profit by £18m when compared to the equivalent figures at constant 2010 exchange rates. At constant exchange and after taking account of the contribution from acquisitions there was underlying decline in sales of 1% and increase in profits of 8%. Sales growth in the US higher education and assessment and information businesses was offset by a weakness in US school publishing.

The US school textbook publishing market declined 9% in 2011, according to the Association of American Publishers. There were several pressures on the industry including weakness in state budgets, a lower new adoption opportunity (total opportunity of $650m in 2011 against $800m in 2010) and delays in purchasing decisions during the transition to the new Common Core standards. Pearson gained share with a strong adoption performance boosted by our blended print-and-digital programs including Writing Coach, Prentice Hall Math and enVisionMATH. We took an estimated 37% of new adoptions competed for (or 31% of the total new adoption market). During 2011, we acquired Connections Education which operates online K-12 schools in 21 states and a nationwide charter school program. It served 33,200 students in 2011. Connections Academy Schools have consistently high performance ratings, particularly in states focused on measuring growth in student learning. SuccessNet, our online learning platform for school teachers and students, generated more than six million registrations in 2011, up 5% on 2010. The number of assessments taken through SuccessNet increased by 32% to more than 11 million. We continue to develop digital programs, platforms and apps to boost achievement, access and affordability. We launched two major new school programs aimed at meeting rising literacy standards under the Common Core: i-lit and Pearson English Learning System. i-lit is a personalized digital reading program combining our proven literacy model (with many students making two years of literacy growth in a single year), automated assessment capabilities and compelling literature from Penguin and Dorling Kindersley, all delivered through iPads. Pearson English Learning System benchmarks, monitors and tracks both student progress and teacher best practice to boost English language skills. Poptropica is one of the largest virtual worlds for young children in the US and was named by Time as one of ‘The 50 Best Websites of 2011’. Poptropica has up to 9.7 million monthly unique visitors from more than 130 countries.

Revenues at our Assessment and Information division grew modestly in 2011. State funding pressures and the transition to Common Core assessments continued to make market conditions tough for our state assessment and teacher testing businesses; these were offset by good growth in diagnostic and clinical assessments. We signed several important contracts including state-wide student assessment contracts in New York, Kentucky and Arizona; Race to the Top Florida formative assessment; Indiana educator licensing and Ohio pre-service teacher assessment. We also renewed three important contracts, extending our relationships with Virginia and Maryland for state-wide student assessments and with ETS to service state-wide assessments for California. We signed an agreement with Stanford University to provide the capability to deliver the Teacher Performance Assessment (TPA) — a nationally available, web-based performance assessment for measuring the effectiveness of teacher candidates nationally. We delivered 13 million secure online tests in 2011 with strong growth in automated written and spoken assessment scoring volumes. We won the Online Assessment Readiness Tool contract from both the PARCC and SBAC Common Core consortia to help the 45 states prepare for the transition to online assessments. PowerSchool supported more than ten million students, up 6% on 2010, and developed its platform to enable 18 additional languages to be used on the PowerSchool parent portal. Our clinical assessment business grew well boosted by strong growth at AIMSweb, our progress monitoring service which enables early intervention and remediation for struggling students. Usage of AIMSweb increased dramatically with 47 million assessments delivered in 2011, up more than 40%. During 2011, we acquired Schoolnet, a fast-growing and innovative education technology company that aligns assessment, curriculum and other services to help individualise instruction and improve teacher effectiveness. Schoolnet serves more than five million US pre K-12 students through partnerships with districts and states, supporting about one-third of America’s largest cities.

The US higher education publishing market was broadly level with 2010, according to the Association of American Publishers, with solid revenue growth in public colleges offset by enrolment declines in for-profit colleges following changes in Federal regulations. Pearson gained share, benefiting from its lead in technology and customisation, and has now grown faster than the US higher education industry for 13 consecutive years. The pioneering ‘MyLab’ digital learning, homework and assessment programmes grew strongly with student registrations in North America up 22% to almost nine million. Usage continues to grow strongly with graded submissions up 39% to almost 250 million across the globe. Evaluation studies show that the use of MyLab programmes can significantly improve student test scores and institutional efficiency. We developed a new model of enterprise-wide support for online higher education with Arizona State University Online and Ocean Community College. Through these long-term partnerships, Pearson runs the full online learning programmes for these institutions and earns revenues based on the success of the institution and its students. Pearson LearningStudio increased fully-online student enrolments by 20% to ten million. Renewal rates remain high at more than 80% by value with fewer large accounts up for renewal in the year.

Overall adjusted operating margins in the North American Education business were higher at 19.1% in 2011 compared to 17.8% in 2010 with the majority of the increase attributable to further cost efficiencies and the continued success of higher margin digital products.

International Education

International Education sales increased by £190m, or 15%, to £1,424m in 2011, from £1,234m in 2010 and adjusted operating profit increased by £25m, or 15%, to £196m in 2011 from £171m in 2010. The sales results benefited from acquisitions in 2011 and a full year contribution from acquisitions made in 2010.

Our International Education company is active in more than 70 countries. It is a major focus of our strategy, and sales and profits have broadly doubled since 2007. Our strategy is to combine educational content, assessment, technologies and related services to help educational institutions become more effective and their students more successful. We expect to benefit from a series of powerful long-term global trends: increasing public and private spending on education (despite current pressures on public spending in developed markets); growing participation rates; the demand for assessment to provide measures of achievement; the growing technology infrastructure in educational institutions; and the rise of English as a global language. In 2011, we continued to make significant organic investments in expanding the footprint of Wall Street English in China and the roll-out of our school services business in India as well as incurring significant charges from the integration of acquisitions, most notably the school systems business of SEB in Brazil.

Wall Street English, Pearson’s worldwide chain of English language centres for professionals, increased student numbers by 9% to more than 190,000. We opened 19 new centres around the world, bringing the total number close to 450. More than 0.9 million students registered for our MyLab digital learning, homework and assessment programs, an increase of 36%. They included more than 150,000 MyEnglishLab registrations, up 70%, and 28,000 registrations for our high school mathematics program MathXL, a 54% increase. Our Fronter learning management system grew strongly with new contracts won in Malta, Tasmania and Poland. Active users rose by 18% to 1.3 million and their logins by 11% to 154 million. Student test volumes for the Pearson Test of English Academic saw robust growth supported by recognition from almost 1,900 institutions including the Australian Department of Immigration & Citizenship and 95% of UK Universities. The Organisation for Economic Co-operation and Development chose Pearson to develop a competency and assessment framework for the 2015 cycle of The Programme of International Student Assessment (PISA) tests, one of the world’s most prestigious programmes of international tests.

In China, student enrolments at our Wall Street English centres increased 25% to 53,000, boosted by strong underlying demand and the launch of 11 new centres. In December 2011, we acquired Global Education and Technology Group, a leading provider of test preparation services for English Language and other professional qualifications. Global Education has approximately 450 (115 owned and 335 franchised) learning centres in 150 cities across China. In South Africa we gained share in school publishing, but market conditions were tougher than expected during a year of major curriculum reform. Student enrolments grew strongly at CTI, up 13% to 8,700, which continues to deliver significantly better completion rates than its peers and strong job placement rates of 70%. We delivered half a million secondary textbooks for Physics, Biology and History to all government secondary schools in Uganda, one million Junior African Writer readers to the Ministry of Education in Sierra Leone and almost two million textbooks in five subjects to secondary schools in Zimbabwe. In Brazil, we successfully completed the first stage of the SEB Pearson Sistemas integration with major investments and improvements across the business. Our Virtual Library grew strongly and now reaches two million students across 100 universities, and we entered the K-12 publishing market. In Colombia, we implemented a bilingual teacher training program in several states and in Chile we won a contract to evaluate the national college admissions test. In India, we incurred costs related to the acquisition of TutorVista and invested to grow the business. We have doubled the number of schools managed by TutorVista to 24 and the installations of its multimedia teaching tool Digiclass to approximately 10,000. Vocational and Professional enrolments at our IndiaCan joint venture grew more than 50% to 86,000, with particular strength in spoken English, Chartered Accountancy, Engineering and MBA qualifications. In the Middle East, our performance was boosted by sales of Reading Street and Scott Foresman Math in Saudi Arabian schools; Giancoli Physics and Thomas Calculus along with strong MyLabs uptake in Turkish colleges; and Haeussler Mathematics and Hubert Engineering along with strong MyLab redemptions in Egypt.

Our UK business made solid progress during the year despite significant regulatory and policy changes in its markets, most notably in vocational and general qualifications, apprenticeships and in higher education. We marked more than 5.7 million GCSE, A/AS Level and other examinations with 90% using onscreen technology. We marked more than 3.8 million test scripts for over half a million pupils taking National Curriculum Tests at Key Stage Two in 2011 and have been selected to mark tests in 2012. Our Bug Club digital reading programme for primary schools combines engaging phonics-based books with games, assessments and teacher diagnostic tools to boost reading enjoyment and comprehension. In 2011, more than 145,000 online users in almost 900 schools subscribed to Bug Club online. We acquired EDI plc, a leading provider of education and training qualifications and assessment services, with a strong reputation for the use of information technology to administer learning programmes and deliver on-screen assessments. Registrations for our own BTEC Apprenticeships more than doubled to 80,000 students.

In Australia, we launched our pioneering US digital maths curriculum, enVisionMATH. And we have more local versions in development to bring high quality digital curriculum to new markets across the globe. In Italy, our new digital curriculum helped us gain significant share in lower secondary adoptions and to see good growth overall. In Germany, we acquired Stark Holding, a leading provider of education materials including test preparation resources for pupils and teachers. In Japan, we faced major disruption following the March 2011 tsunami but maintained operations and achieved notable successes, particularly with the Versant Test of Communicative English and the launch of BTEC.

International Education adjusted operating margins declined slightly from 13.9% in 2010 to 13.8% in 2011 as the business incurred additional integration costs from acquisitions.

Professional

Professional sales increased by £49m, or 15%, to £382m in 2011 from £333m in 2010. Adjusted operating profit increased by £15m or 29% to £66m in 2011, from £51m in 2010. Sales growth in the assessment and training businesses was strong and benefited from a full year contribution from the acquisition of Melorio in June 2010.

We continued to see good revenue and profit growth at Pearson VUE, which administered more than seven million tests during the year, benefiting from sales of additional services to customers and contractual fee increases. We won a number of new contracts including the Construction Industry Training Board in the UK, the National Council of Examiners for Engineering and Surveying in the US, and the HP certification examination worldwide. We formed a joint venture with the American Council on Education to develop an online General Educational Development (GED) test aligned with new Common Core standards. The GED test measures an adults’ high school level knowledge and skills in math, reading, writing, science and social science. We launched a new touch-screen theory driving test for the Roads and Transport Authority for Dubai. The test is delivered in Arabic, English and Urdu. The new test follows the opening last year of a new Pearson VUE office in Dubai to meet the Middle East’s demand for computer-based testing.

Despite significant regulatory and policy changes in the apprenticeship market, Pearson in Practice successfully graduated its largest IT cohort and launched or enhanced several new apprenticeship programmes in logistics, construction, management and customer service, business and health. We acquired TQ Holdings Ltd which provides technical education and training services to governments, institutions and corporations around the world with particular expertise in skills related to the defence, engineering, oil and gas and construction sectors.

In professional publishing, our resilient performance in the US benefited from the breadth of our publishing and range of revenue streams, from online retail through digital subscriptions. As a result, digital products and services now account for more than 25% of our professional publishing revenues in the US. In some International markets such as Japan, professional publishers continued to face very challenging trading conditions. In the US, we launched MyGraphicsLab which integrates 50 hours of videos, 250 creative projects, 50 presentations and 1,000 quiz questions with real-world assignments to prepare students for the job market.

Overall adjusted operating margins in the Professional business were higher at 17.3% in 2011 compared to 15.3% in 2010 as margins improved following the integration of Melorio in 2010 and continued efficiencies in the Professional publishing business.

FT Group

Sales at FT Group increased by £24m or 6%, from £403m in 2010 to £427m in 2011. Adjusted operating profit increased by £16m, from £60m in 2010 to £76m in 2011. The sales and profit increase is mainly due to increased demand for digital products and was in spite of weakness in the advertising market in the year. The Economist and other joint ventures and associates also contributed to the profit growth.

The FT produced strong and accelerating growth in its digital readership with online subscriptions up 29% to 267,000, 2,000 direct corporate licences and FT.com registered users up 33% to more than four million. Combined paid print and digital circulation reached 600,000 in 2011, the highest circulation in the history of the FT. At the end of 2011, digital subscribers exceeded print circulation in the US for the first time. The Average Daily Global Audience across print and online grew 3% to 2.2 million people worldwide, our largest audience ever. Readership continues to migrate online and to mobile, which now generates 19% of traffic to FT.com. We launched FT web apps optimised for iPad and Android devices including a custom app for India. The web apps provide FT subscribers access to our content online and through mobile devices with a single subscription and data analytics allow us to better serve our customers. Advertising was generally weak and volatile with poor visibility. Growth in online advertising and the luxury category was offset by weakness in corporate advertising. FT Conferences had a very strong year, operating 75 events in 37 cities worldwide. Almost 9,000 senior executives from around the world attended these events. We launched the FT Non-Executive Certificate (in partnership with Pearson LearningStudio and Edexcel) in April 2011, enrolling more than 100 students. The certificate is designed to aid the professionalisation of the sector and increase diversity on UK boards. It is the first fully accredited formal education product for non-executive directors. We extended the breadth and depth of the FT’s premium subscription services through the launch of Brazil Confidential, extending our successful China Confidential franchise into another growth market. Medley Global Advisors (MGA) grew modestly despite challenging conditions for its customers due to new contract wins. Money-Media grew strongly fuelled by an increase in subscriptions and advertising.

Mergermarket’s strong editorial analysis continued to benefit from its global presence and product breadth. Usage increased, new sales grew and renewal rates were strong. Continued volatility in debt markets helped sustain the strong performance of Debtwire whilst volatile equity markets benefited dealReporter’s event-driven strategy. Mergermarket saw strong growth in Asia-Pacific and the Americas while MergerID continued to benefit from a broadening network of users and strong growth in transaction matches. We launched a large number of new products, extending our reach into new geographies (US wealthmonitor, ABS Europe, dealReporter Middle East, dealReporter Russia Desk), new strategies (multi-strategy products), new coverage areas (municipal bonds, dividend arbitrage) and new platforms (mergermarket iPad app).

The Economist, in which Pearson owns a 50% stake, increased global weekly circulation by 1% to 1.49 million (for the July — December 2011 ABC period) with an additional digital circulation in excess of 100,000. Total annual online visits increased to 165 million, up 39% on 2010. Business Day and Financial Mail (BDFM), our 50% owned joint venture in South Africa with Avusa, improved profitability with revenue increasing by 10%. The business benefited from growth in advertising and circulation revenues. In December 2011, we sold our 50% stake in FTSE International to the London Stock Exchange for net proceeds of £428m in December 2011: it contributed £20m to Pearson’s operating profit in 2011.

Overall adjusted operating margins at FT Group increased from 14.9% in 2010 to 17.8% in 2011 as efficiencies and changing product mix helped improvements.

The Penguin Group

Penguin sales declined by £8m or 1%, to £1,045m in 2011 from £1,053m in 2010 as the business faced tough conditions in the physical book market but adjusted operating profit was up 5% to £111m in 2011 from £106m in 2010.

Market conditions in 2011 were tough following the collapse of two major customers: Borders in the US and the REDGroup in Australia and New Zealand. Despite this, Penguin achieved robust sales and profits and gained market share in each of its major markets — the US, the UK and Australia. There was a strong and consistent publishing performance across imprints and territories which produced market share gains in our major markets in a very challenging retail environment with the closure of more than 750 stores. Growth in developing markets was boosted by the strength of the direct marketing channel and strong publishing in India, including its first 100,000 copy bestseller (Ravinder Singh’s Can Love Happen Twice?). Global publishing properties such as LEGO®, Wimpy Kid, Jamie Oliver and Kathryn Stockett’s The Help sold in significant numbers in multiple markets.

ebook revenues doubled on the previous year and accounted for 12% of Penguin revenues worldwide, and more than 20% in the US, in 2011. Since the beginning of 2008, digital downloads of apps and ebooks across the Group have totalled approximately 50 million. Penguin continued to invest in digital innovation, launching more than 100 apps and enhanced ebooks, including Wreck this App, On the Road and Moshi Monsters, and a new global digital-only publishing program, Penguin Shorts. DK launched its first non-travel apps including the award-winning DK Human Body. In January 2012 DK became the first consumer publisher to publish four iBooks2 titles using Apple’s new authoring tool. Penguin continued to invest in direct-to-consumer initiatives including new digital platforms for readers, specifically aNobii in the UK and Bookish in the US. In Australia Penguin acquired the REDGroup’s online business. Penguin also signed its first author through its new self-publishing platform BookCountry. Its websites and social media channels around the world now have a global following of more than 11 million. Penguin continued to leverage Pearson-wide digital platforms to transform its internal publishing processes, enabling faster product development and greater re-use of content.

In the US Penguin published a record 254 New York Times bestsellers including some of its repeat bestselling authors such as Tom Clancy, Patricia Cornwell, Ken Follett, Nora Roberts and Clive Cussler, as well as new talent such as Deborah Harkness, Amor Towles and Eleanor Brown. Kathryn Stockett’s The Help was the bestselling title across the US industry selling five million copies in print and digital in its third year since publication. The Young Readers’ division had another strong year achieving a high of 41 New York Times bestsellers. Penguin UK published 78 top ten bestsellers, an increase of 15 on 2010, including two of the top five industry titles with Jamie Oliver’s 30-Minute Meals and Dawn French’s A Tiny Bit Marvellous, and a robust performance by Penguin Children’s who were named Children’s Publisher of the Year in 2011. For a second consecutive year, Jamie Oliver secured the coveted Christmas number one slot with Jamie’s Great Britain. Jeff Kinney’s new Wimpy Kid title Cabin Fever sold 300,000 copies and was the fastest selling book of 2011. DK’s bestseller success continued in 2011 with its LEGO® titles dominating the bestseller charts including The LEGO® Ideas Book, LEGO® Star Wars Character Encyclopaedia and LEGO® Star Wars Visual Dictionary.

Titles from authors such as Annabel Karmel, Karl Pilkington and Mary Berry and the MasterChef titles also performed strongly. In Australia, Penguin had the two top-selling titles across the industry with Jamie’s 30-Minute Meals and Jeff Kinney’s Cabin Fever and hit number one 24 times through the course of the year.

Penguin adjusted operating margins improved again in 2011 to 10.6% from 10.1% in 2010.

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

Penguin’s sales were up 5% in 2010 and it gained share in its three largest markets, the US, UK and Australia. Growth was also due to the very strong growth in ebooks which accounted for 6% of Penguin revenues worldwide in 2010.

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

Other net finance costs relating to foreign exchange and short-term fluctuations in the market value of financial instruments included a net foreign exchange loss of £7m in 2009 compared to a gain of £9m in 2010. In 2009 the loss mainly related to losses on cross currency swaps and in 2010 the gain related to exchange on new US dollar borrowing raised in the year. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

Non-controlling interest

The non-controlling interest in the income statement comprises mainly the publicly-held share of Interactive Data for the period to disposal in July 2010. There are also non-controlling interests in the Group’s businesses in South Africa, Nigeria, China and India although none of these are material to the Group numbers. The non-controlling interest in the Group’s Brazilian business, SEB was bought out in the first half of 2011.

Discontinued operations

On July 29, 2010, Interactive Data, in which Pearson held a 61% interest was sold. (Pearson’s share of the sale proceeds was $2bn.) The results of Interactive Data have been included as discontinued operations up to the date of sale on July 29, 2010. Included in discontinued operations in 2010 is Interactive Data’s results for the seven months to the date of sale, the gain on sale of £1,037m and the attributable tax charge of £306m. The total profit from discontinued operations, after taking account of the above items, was £776m in 2010 compared to £85m in 2009.

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

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2010
£m	North American Education	International Education	Professional	FT Group	Interactive Data	Penguin	Total
Sales	2,640	1,234	333	403	—	1,053	5,663
	47%	22%	6%	7%	—	18%	100%
Total operating profit	415	119	42	62	—	105	743
	56%	16%	6%	8%	—	14%	100%
Add back:
Other net gains and losses	—	10	—	(12)	—	—	(2)
Acquisition costs	1	7	2	1	—	—	11
Amortization of acquired intangibles	53	35	7	9	—	1	105

Adjusted operating profit: continuing operations	469	171	51	60	—	106	857
Adjusted operating profit: discontinued operations	—	—	—	—	81	—	81

Total adjusted operating profit	469	171	51	60	81	106	938

	50%	18%	5%	6%	9%	12%	100%

	Year Ended December 31, 2009
£m	North American Education	International Education	Professional	FT Group	Interactive Data	Penguin	Total
Sales	2,470	1,035	275	358	—	1,002	5,140
	48%	20%	6%	7%	—	19%	100%
Total operating profit	354	109	42	31	—	83	619
	57%	18%	7%	5%	—	13%	100%
Add back:
Amortization of acquired intangibles	49	32	1	8	—	1	91

Adjusted operating profit: continuing operations	403	141	43	39	—	84	710
Adjusted operating profit: discontinued operations	—	—	—	—	148	—	148

Total adjusted operating profit	403	141	43	39	148	84	858

	47%	16%	5%	5%	17%	10%	100%

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

The US School publishing market grew 3.2% in 2010, according to the Association of American Publishers. State budgets continue to be under pressure but the industry returned to growth, benefiting from the stronger new adoption opportunity this year (total opportunity of $800m in 2010 against $500m in 2009). The US School curriculum business gained share with a strong performance from enVisionMATH, our digital math curriculum. Successnet, our online learning platform for teachers and students which supports Pearson’s digital instruction, assessment and remediation programs, grew strongly, achieving almost 6 million registrations in 2010, up 33% on 2009, with the number of assessments taken through the system rising 53% to more than 8m. We continued to develop digital programs, platforms and mobile apps to boost achievement and to increase access and affordability. We successfully launched three major new school programs: digits, our digital middle school math program, which provides services for teachers including embedded assessment, differentiation of students and automation of administrative tasks; Writing Coach which is a blended print and online program that helps middle and high school students in writing and grammar with personalized assignments and grading; and Online Learning Exchange which is an open education resource that allows teachers to create personalized digital learning programs using standards-based Pearson content as well as teacher-generated material. Poptropica is the largest virtual world for young children in the US with average monthly unique visitors growing by 40% to 8.1m from more than 100 countries and speaking more than 70 languages. Poptropica launched seven new islands and was the fifth most searched-for video game on Google.com in 2010. In September 2010 we acquired America’s Choice to boost Pearson’s services in school reform, a major focus of the US education department. America’s Choice brings together instruction, assessment, leadership development, professional development, coaching and ongoing consulting services.

Revenues at our US Assessment & Information division were broadly level against 2009. State funding pressures produced tough market conditions for our state assessment and teacher licensure testing businesses. This was offset by good growth in clinical and diagnostic assessments. We saw good profit growth at Assessment and Information as we benefited from a shift to premium products and further efficiencies generated from the integration of the Harcourt Assessment business. We renewed two important contracts, extending our long-standing relationships with the College Board to administer the SATs and with the Texas Education Agency to administer state-wide student assessments. We continued to achieve strong growth in secure online testing, delivering 13.3 million secure online tests in 2010, up 41% over 2009. Our market leading student information systems business in the US continued to achieve rapid organic growth further boosted by the acquisition of Administrative Assistants Limited in 2010. We now support almost 16 million US students, an increase of 49% over 2009. We achieved strong growth with AIMSWEB, our progress monitoring service which enables early intervention and remediation for struggling students. AIMSWEB supported almost four million students, an increase of more than 20% in 2010.

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

The International Education business was active in more than 70 countries in 2010. More than 670,000 students outside America used our MyLab digital learning, homework and assessment programs, an increase of more than 40%. They included 150,000 users of our online English-language products MyEnglishLabs and MyNorthStarLab, a 170% increase. Our eCollege learning management system won new contracts in Malaysia and Colombia. Our Fronter learning management system continued to grow strongly with unique registration rising more than 20% to 1.1 million students in more than 8,700 schools, colleges and universities around the world. Pearson Learning Solutions, which combines products and services from across Pearson to deliver a systematic approach to improving student performance, won new contracts in South Africa, Malta, Vietnam and the UK. During the year, the International Education business acquired Wall Street Institute (WSI), which provides premium spoken English training for adults, for $101m in cash. In 2010 WSI had about 340 franchised learning centers in 25 territories in Asia, Europe, the Middle East and Africa. The acquisition reunites Wall Street Institute with Wall Street English, the Chinese arm of the company acquired by Pearson in 2009.

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

We generated strong growth in the Gulf region in higher education with integrated technology products in Business & Economics and Science. Student enrolments at our Wall Street English schools in China increased by 27% and we announced plans to open 50 new English language centers in China over the next three to five years, adding to the 66 centers and schools already operating under the Wall Street English and Longman English brands

Pearson announced its strategic partnership with SEB in Brazil to provide services to its educational institutions and to acquire its school learning systems (“sistema”) business for $517m. A sistema is an integrated learning system incorporating curriculum design, teacher support and training, print and digital content, technology platforms, assessment and other services. In 2010 SEB’s sistemas served more than 450,000 students across both private and public schools. Our School Curriculum business grew strongly, particularly in Mexico, Colombia, Chile and Peru, as we continued to build our locally developed materials as well as Spanish language adaptations of US school programmes. There was strong growth of English Language Teaching materials across Latin America underpinned by performance in Brazil, Colombia, Argentina, Chile, Dominican Republic and Peru.

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

In professional testing we continued to see good growth at Pearson VUE which administered more than 8 million tests in 2010, up 3% on 2009. Average revenues per test increased in 2010 as we develop a broader range of services and enhance our systems and assessments to meet our customer’s needs. Pearson VUE renewed a number of major contracts including the Driving Standards Agency (DSA) of Great Britain and the Driver & Vehicle Agency (DVA) of Northern Ireland; Cisco; and Colorado Department of Regulatory Agencies. We also won a number of new contracts to deliver computer-based tests in the US, UK, UAE, Saudi Arabia, Egypt and Bahrain, covering the real estate, accountancy, legal, healthcare, skills and finance sectors.

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

Overall adjusted operating margins at FT Group increased from 10.9% in 2009 to 14.9% in 2010 as advertising revenue fell through to the bottom line.

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

ebook sales were up 182% on the previous year and in 2010 accounted for 6% of Penguin revenues worldwide. We accelerated our investment in digital products and innovation with new app releases in the children’s market including Spot, Peppa Pig, The Little Engine That Could, Ladybird’s Babytouch and the Mad Libs app, which was named one of the best apps at the 2010 E-Book Summit. For adults, we launched the groundbreaking myFry app; published the amplified ebook of Ken Follett’s international bestselling novel The Pillars of the Earth, featuring video, art and music from the original TV series; and we introduced ten DK Eyewitness Top Ten Travel Guides apps. Penguin continued to invest to transform its internal publishing processes onto Pearson-wide digital platforms enabling faster product development and more efficient creation and re-use of content.

Penguin performed strongly in the US with a broad range of number one bestsellers from repeat authors such as Charlaine Harris, Nora Roberts, Tom Clancy, Ken Follett and Patricia Cornwell. Kathryn Stockett’s The Help stayed on the New York Times bestseller list for the whole of 2010 and has sold more than three million copies to date. Our outstanding performance in the UK, resulting in our market share in 2010 rising two percentage points to 10%, was led by Jamie Oliver’s 30 Minute Meals. It sold 1.2 million copies to become the UK’s biggest selling non-fiction title of the last decade. Major bestsellers included Stephen Fry’s The Fry Chronicles, Kathryn Stockett’s The Help, and The History of the World in 100 Objects (published in partnership with the BBC and the British Museum), as well as the Percy Jackson and Diary of a Wimpy Kid series. DK produced a very good year thanks in part to its top-performing franchise LEGO (Lego Star Wars Visual Dictionary was on the New York Times bestseller list for the whole of 2010 with 18 weeks at number one). Other bestselling titles included The Masterchef Cookbook, Complete Human Body and Natural History. DK continued to benefit from the organisation changes made in 2009 as well as the ongoing development of its publishing centre in India. Penguin Children’s had an excellent year in both the US, with Penguin Young Readers Group achieving a record 39 New York Times bestsellers, and in the UK, where we reclaimed our position as the number one children’s publisher with significant market share gains.

Penguin adjusted operating margins improved in 2010 to 10.1% from 8.4% in 2009.

Liquidity and capital resources

Cash flows and financing

Net cash generated from operations decreased by £76m (or 7%), to £1,093m in 2011 from £1,169m in 2010. Cash flows are translated at an exchange rate approximating to the rate at the date of cash flow. The decrease in net cash generated from operations in 2011 compared to 2010 reflected a lower year end contribution from working capital movements as pre-publication expenditure matched pre-publication amortization in 2011. In 2010, a strong school adoption year, pre-publication amortization exceeded expenditure. In 2011, the average working capital to sales ratio for our book publishing businesses over the whole year improved to 16.9% from 20.1% in 2010, reflecting the financial characteristics of the ongoing portfolio shift to more digital and service-

orientated businesses. Average working capital is the average month end balance in the year of inventory (including pre-publication), receivables and payables. Net cash generated from operations increased by £157m (or 16%), to £1,169m in 2010 from £1,012m in 2009. This increase reflected strong cash contributions, particularly from our education businesses and higher pre-publication amortization relative to expenditure in a strong school adoption year. In 2010, the average working capital to sales ratio for our book publishing businesses improved to 20.1% from 25.1% in 2009, reflecting tight working capital management and the financial impact of the shift to more digital and service-orientated products and businesses.

Net interest paid decreased to £60m in 2011 from £68m in 2010 in line with lower average net debt following receipt of the proceeds from the sale of Interactive Data. Net interest paid decreased to £68m in 2010 from £87m in 2009. The decrease reflects the repayment of a US Dollar bond in 2009 and lower variable interest rates.

Capital expenditure on property, plant and equipment and software intangibles was £144m in 2011, £132m in 2010 and £120m in 2009. Expenditure has been prioritized towards information technology and software to further enhance the digital capability of the Group.

The acquisition of subsidiaries, joint ventures and associates accounted for a cash outflow of £788m in 2011 against £557m in 2010 and £222m in 2009. The increase reflects the re-shaping of the portfolio following the sale of Interactive Data. The principal acquisitions in 2011 were of Schoolnet for £141m, Education Development International for £108m, Connections Education for £244m, Global Education for £97m and TutorVista for £75m. The principal acquisitions in 2010 were of Sistema Educacional Brasileiro for £228m, Melorio for £97m, Wall Street Institute for £64m and America’s Choice for £53m.

The sale of subsidiaries and associates produced a net cash inflow of £422m in 2011 against £734m in 2010 and £nil in 2009. The proceeds in 2011 relate to the sale of the Group’s 50% holding in FTSE International. The proceeds in 2010 relate to the sale of Interactive Data, with proceeds received being £984m and tax paid relating to this disposal of £250m.

The cash outflow from financing of £790m reflects the repayment of a $500m bond, a further 9% increase in the dividend and the final payment of £108m in the stepped acquisition of Sistema Educacional Brasileiro. The cash outflow from financing of £92m in 2010 reflects a further increase in the group dividend and the purchase of treasury shares, with some offset from a $350m US Dollar Note issued in the year. The cash outflow from financing of £366m in 2009 reflects the repayment of one $350m bond, the repayment of borrowings under the Group’s committed borrowing facility and an increase of the dividend in line with earnings. Offsetting this, the Group issued £300m of sterling bonds in the year.

Capital resources

Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements in the educational materials business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December. Based on a review of historical trends in working capital requirements and of forecast monthly balance sheets for the next 12 months, we believe that we have sufficient funds available for the Group’s present requirements, with an appropriate level of headroom given our portfolio of businesses and current plans. Our ability to expand and grow our business in accordance with current plans and to meet long-term capital requirements beyond this 12-month period will depend on many factors, including the rate, if any, at which our cash flow changes and the availability of public and private debt and equity financing, including our ability to secure bank lines of credit. We cannot be certain that additional financing, if required, will be available on terms favorable to us, if at all.

At December 31, 2011, our net debt was £499m compared to net debt of £430m at December 31, 2010. Net debt is defined as all short-term, medium-term and long-term borrowing (including finance leases), less all cash, cash equivalents and liquid resources. Cash equivalents comprise short-term deposits with a maturity of up to 90 days, while liquid resources comprise short-term deposits with maturities of more than 90 days and other marketable instruments which are readily realizable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to £2,051m at December 31, 2011, compared to £2,312m at December 31, 2010 reflecting the repayment of the $500m bond in the year and a slight weakening of sterling against the US dollar. At December 31, 2011, cash and liquid resources were £1,369m, compared to £1,736m at December 31, 2010. This decrease is due to the re-investment of the proceeds from the sale of Interactive Data via the various acquisitions above, with some offset from receipt of the proceeds from the sale of FTSE International.

Contractual obligations

The following table summarizes the maturity of our borrowings, our obligations under non-cancelable leases, and pension funding obligations, exclusive of anticipated interest payments.

	At December 31, 2011
	Total	Less than one year	One to two years	Two to five years	After five years
	£m	£m	£m	£m	£m
Gross borrowings:
Bank loans, overdrafts and commercial paper	78	78	—	—	—
Bonds	1,955	—	233	1,079	643
Finance lease obligations	18	9	8	1	—
Operating lease obligations	1,725	179	164	402	980
UK Pension funding obligations	369	41	41	123	164

Total	4,145	307	446	1,605	1,787

At December 31, 2011 the Group had capital commitments for fixed assets, including finance leases already under contract, of £18m (2010: £13m). There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal and royalty claims. None of these claims or guarantees is expected to result in a material gain or loss.

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

We have in place a committed revolving credit facility of $1.75bn, which matures in November 2015. At December 31, 2011, the full $1.75bn was available under this facility. This credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:

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

Related parties

There were no significant or unusual related party transactions in 2011, 2010 or 2009. Refer to note 36 in “Item  18. Financial Statements”.

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

The following table sets forth information concerning senior management, as of March 2012.

Name	Age	Position
Glen Moreno	68	Chairman
Marjorie Scardino	65	Chief Executive
David Arculus	65	Non-executive Director
Patrick Cescau	63	Senior Independent Director
Will Ethridge	60	Chief Executive, Pearson North American Education
Rona Fairhead	50	Chairman and Chief Executive, The Financial Times Group
Robin Freestone	53	Chief Financial Officer
Susan Fuhrman	67	Non-executive Director
Ken Hydon	67	Non-executive Director
Joshua Lewis	49	Non-executive Director
John Makinson	57	Chairman and Chief Executive, The Penguin Group
Vivienne Cox	52	Non-executive Director

Glen Moreno

Appointed on October 1, 2005. Chairman of the nomination committee and member of the remuneration committee.

Glen has more than three decades of experience in business and finance, and is currently deputy chairman of The Financial Reporting Council Limited in the U.K., deputy chairmen and senior independent director at Lloyds Banking Group plc, and non-executive director of Fidelity International Limited. Previously, Glen was senior independent director of Man Group plc and acting chairman of UK Financial Investments Limited, the company set up by HM Treasury to manage the government’s shareholdings in British banks.

Marjorie Scardino

Appointed on January 1, 1997. Member of the nomination committee.

Marjorie brings a range of business, legal and publishing experience to Pearson. Before becoming Pearson CEO, she was chief executive of The Economist Group. Trained as a lawyer, she was a partner in a Savannah, Georgia, law firm and at the same time founded with her husband the Pulitzer Prize-winning Georgia Gazette newspaper. Marjorie is a director of Nokia Corporation, on the non-profit boards of Oxfam and the MacArthur Foundation. In 2003 she was made a Dame of the British Empire and in 2010 was named a fellow of the American Academy of Arts and Sciences.

David Arculus

Appointed on February 28, 2006. Chairman of the remuneration committee and member of the audit and nomination committees.

David has experience in banking, telecommunications and publishing in a long career in business. Currently he is chairman of Aldermore Bank plc, Numis Corporation plc, and the Advisory Board of the British Library and a non-executive director of Telefonica S.A. David’s previous roles include the chairmanship of 02 plc, Severn Trent plc and IPC Group, as well as chief operating officer of United Business Media plc and group managing director of EMAP plc. David served from 2002 to 2006 as chairman of the British government’s Better Regulation Task Force, which worked on reducing burdens on business.

Patrick Cescau

Appointed on April 1, 2002. Member of the audit, remuneration and nomination committees.

Patrick brings to Pearson more than 35 years global business experience in finance, consumer products, retailing and developing and emerging markets. He is the senior independent director of Tesco plc, Britain’s largest retailer, a director of France-based INSEAD, the Business School for the World, and IAG, the International Consolidated Airlines Group, S.A., parent company of British Airways and Spain’s Iberia. He was previously group chief executive of Unilever, the global consumer-goods company whose brands are known throughout the world. Patrick is a trustee of the Leverhulme Trust and chairman of the St. Jude Children Charity. In 2005 he was awarded the ‘Légion d’Honneur’, the highest decoration bestowed by France.

Vivienne Cox

Appointed on January 1, 2012. Member of the audit, remuneration and nomination committees.

Vivienne has wide experience in energy, natural resources and business innovation. She worked for BP plc for 28 years, in Britain and continental Europe, in posts including executive vice president and chief executive of BP’s Gas, Power & Renewables business and its Alternative Energy unit. She is also non-executive director of mining company Rio Tinto plc, energy company BG, the U.K. Department for International Development, and Vallourec, which supplies tubular systems for the energy industry. Vivienne also sits on the board of INSEAD.

Will Ethridge

Appointed on May 1, 2008.

Will has three decades of experience in education and educational publishing, including nearly a decade and a half at Pearson where he formerly headed our Higher Education, International and Professional Publishing business. Prior to joining Pearson in 1998, Will was a senior executive at Prentice Hall and Addison Wesley, and before that an editor at Little, Brown and Co where he published in the fields of economics and politics. Will is a board member and former chairman of the Association of American Publishers (AAP) and board chairman of CourseSmart, a consortium of electronic textbook publishers.

Rona Fairhead

Appointed on June 1, 2002.

Rona has wide experience in business, finance, services and manufacturing. She was Pearson’s chief financial officer before beginning her current role in 2006. In addition to the FT Group, Rona heads Pearson’s professional and careers business that includes Pearson VUE (our electronic testing and certification business) and various skills and professional training businesses. She previously held senior management roles at specialty chemicals company ICI plc, and in aerospace with Bombardier/Shorts. She has an MBA from Harvard Business School. Rona currently serves as non-executive director of The Cabinet Office of UK Government and of HSBC Holdings plc, where she chairs the risk committee. She is also a member of the Cambridge University Library Visiting Committee. She was made a Commander of the British Empire in 2012.

Robin Freestone

Appointed on June 12, 2006.

Robin’s experience in management and accounting includes a previous role as group financial controller of Amersham plc (now part of General Electric) and senior financial positions with ICI plc, Zeneca and Henkel UK. He joined Pearson in 2004 as deputy chief financial officer and became chief financial officer in June 2006. Robin qualified as a chartered accountant with Touche Ross (now Deloitte), and is currently a non-executive director and founder shareholder of eChem Limited. Robin sits on the Institute of Chartered Accountants (ICAEW) Financial Reporting Committee and is deputy chairman of the Hundred Group of Finance Directors.

Susan Fuhrman

Appointed on July 27, 2004. Member of the audit and nomination committees.

Susan’s extensive experience in education includes her current role as president of Teachers College at Columbia University, America’s oldest and largest graduate school of education. She is president of the National Academy of Education, and was previously dean of the Graduate School of Education at the University of Pennsylvania and on the board of trustees of the Carnegie Foundation for the Advancement of Teaching.

Ken Hydon

Appointed on February 28, 2006. Chairman of the audit committee and member of the remuneration and nomination committees.

Ken’s experience in finance and business includes roles in electronics, consumer products and healthcare. He is a non-executive director of Reckitt Benckiser Group plc, one of the world’s leading manufacturers and marketers of branded products in household cleaning and health and personal care, retailer Tesco plc and the Royal Berkshire NHS Foundation Trust. Previously, Ken was finance director of Vodafone Group plc and of subsidiaries of Racal Electronics.

Joshua Lewis

Appointed on March 1, 2011. Member of the audit and nomination committees.

Joshua’s experience spans finance, education and the development of digital enterprises. He is founder of Salmon River Capital LLC, a New York-based private equity/venture capital firm focused on technology-enabled businesses in education, financial services and other sectors. Over a 25 year private equity/venture capital career, he has been involved in a broad range of successful companies, including several pioneering enterprises in the education sector. In addition he has long been active in the non-profit education sector, with associations including New Leaders and the Bill & Melinda Gates Foundation.

John Makinson

Appointed on March 15, 1996.

John’s diverse background spans business, consultancy, financial journalism and publishing. He was finance director of Pearson before heading Penguin, and previously served as managing director of the Financial Times newspaper, where he had earlier served as editor of the popular Lex column. John co-founded Makinson Cowell, an international financial consultancy, and was vice chairman of the U.S. holding company of advertising firm Saatchi & Saatchi. John is chairman of the National Theatre and a trustee of the Institute for Public Policy Research.

Compensation of senior management

It is the role of the remuneration committee (the committee) to approve the remuneration and benefits packages of the executive directors and other members of the Pearson Management Committee. The committee also takes note of the remuneration for those executives with base pay over a certain level, representing approximately the top 50 executives of the company.

Remuneration policy

Our starting point continues to be that total remuneration should reward both short and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.

Our goal as a company is to make an impact on people’s lives and on society through education and information. Our strategy to achieve that goal is pursued by all Pearson’s businesses in some shape or form and has four parts: long-tern investment in our business; technology; working in fast-growing markets around the world; and efficiency and scale.

An important measure of our strategy is, of course, financial performance. In financial terms, Pearson’s goal is to achieve sustainable growth in three key financial goals — earnings, cash and return on invested capital — and reliable cash returns to our investors through healthy and growing dividends. We believe those are, in concert, good indicators that we are building the long-term value of Pearson. So those measures (or others that contribute to them, such as sales, profit and working capital) form the basis of our annual budgets and plans, and the basis for bonuses and long-term incentives.

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

First, we use a select peer group of FTSE 100 companies with very substantial overseas operations. These companies are of a range of sizes around Pearson, but the method our independent advisers use to make comparisons on remuneration takes this variation in size into account. Secondly, for the US, we use a broad media industry group. And thirdly, we look at the FTSE 20-50, excluding financial services. We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our remuneration was not competitive.

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

Performance Measures

The financial performance measures relate to the company’s main drivers of business performance at both the corporate, operating company and business unit level. Performance is measured separately for each item. For each performance measure, the committee establishes threshold, target and maximum levels of performance for different levels of payout.

A proportion (which for 2012 may be up to 30%) of the total annual incentive opportunity for the executive directors and other members of the Pearson Management Committee is based on performance against personal objectives as agreed with the chief executive (or in this case the chief executive, the chairman). These comprise functional, operational, strategic and non-financial objectives relevant to the executives’ specific areas of responsibility and inter alia may include objectives relating to environmental, social and governance issues.

For 2012 the principle financial performance measures for Pearson plc are sales, operating profit (for the operating companies) and growth in underlying earnings per share for continuing operations at constant exchange rates (for Pearson plc), average working capital as a ratio to sales and operating cash flow. The selection and weighting of the performance measures takes into account the strategic objectives and the business priorities relevant to each operating company and to Pearson overall each year.

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

For 2012, there are no changes to the target and maximum annual incentive opportunities for the chief executive which remain at 100% and 180% respectively, of base salary (as in 2011).

For the other members of the Pearson Management Committee, individual incentive opportunities take into account their membership of that committee and the contribution of their respective businesses or role to Pearson’s overall financial goals. In the case of the executive directors, the target individual incentive opportunity for 2012 is in a range from 80% to 87.5% of base salary (as in 2011). The maximum opportunity remains at twice target (as in 2011).

The annual incentive plans are discretionary and the committee reserves the right to make adjustments to payouts up or down if it believes exceptional factors warrant doing so. The committee may also award individual discretionary incentive payments although no such payments were awarded in respect of 2011.

Name	Pearson plc	Operating company	Personal objectives
Marjorie Scardino	90%	—	10%
Will Ethridge	30%	60%	10%
Rona Fairhead	30%	50%	20%
Robin Freestone	80%	—	20%
John Makinson	30%	60%	10%

For Pearson plc, the performance measures were sales, earnings per share growth, average working capital to sales ratio and operating cash flow. Sales were between threshold and target. Underlying growth in adjusted earnings per share at constant exchange rates and operating cash flow were between target and maximum. Average working capital to sales ratio was above maximum.

For Pearson Education North America, the performance measures were sales, operating profit, and average working capital as a ratio to sales and operating cash flow. Sales were between threshold and target. Operating profit was between target and maximum. Average working capital to sales ratio and operating cash flow were above maximum.

For FT Publishing, the performance measures were sales, operating profit and operating cash flow. Sales were between target and maximum. Operating profit and operating cash flow were above maximum.

For Professional Assessment and Training, the performance measures were sales, operating profit and operating cash flow. Sales were between threshold and target. Operating profit was below threshold and operating cash flow was between target and maximum.

For Penguin Group, the performance measures were sales, operating profit, operating margin, average working capital as a ratio to sales and operating cash flow. Sales and operating profit were between target and maximum. Operating margin was between threshold and target. Average working capital to sales ratio and operating cash flow were above maximum.

Bonus share matching

In 2008, shareholders approved the renewal of the annual bonus share matching plan, which permits executive directors and senior executives around the company to invest up to 50% of any after-tax annual bonus in Pearson shares.

If the participant’s invested shares are held, they are matched subject to earnings per share growth over the three-year performance period on a gross basis i.e. the maximum number of matching shares is equal to the number of shares that could have been acquired with the amount of the pre-tax annual bonus taken in invested shares.

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

Where matching shares vest in accordance with the plan, participants will also receive additional shares representing the gross value of dividends that would have been paid on the matching shares during the performance period and re-invested.

Long-term incentives

At the AGM in 2011, shareholders approved the renewal of the long-term incentive plan. The plan enables the company to recruit and retain the most able managers worldwide and to ensure their long-term incentives encourage outstanding performance and are competitive in the markets in which we operate.

Under the plan, executive directors, senior executives and other managers can participate in this plan which can deliver restricted stock and/or stock options. Approximately 6% of the company’s employees currently hold awards under this plan.

The aim is to give the committee a range of tools with which to link corporate performance to management’s long-term reward in a flexible way. It is not the committee’s intention to grant stock options in 2012 or for the foreseeable future.

Restricted stock granted to executive directors vests only if stretching corporate performance targets over a specified period have been met. Awards vest on a sliding scale based on performance over the period. There is no retesting. The committee determines the performance measures and targets governing an award of restricted stock prior to grant.

The performance measures that will apply for the executive directors for awards in 2012 and subsequent years will continue to be focused on delivering and improving returns to shareholders. These measures, which have applied since 2004, are relative total shareholder return (TSR), return on invested capital (ROIC) and earnings per share (EPS) growth.

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

For 2012, we reviewed award levels taking into account the value of individual awards and market practice and, as a consequence, reduced the number of shares awarded to executive directors and other members of the Pearson Management Committee compared to practice in recent years.

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

Shareholding policy

The committee expects executive directors to build up a substantial shareholding in the company in line with the policy of encouraging widespread employee ownership. To complement the operation of the company’s long-term incentive arrangements, we will in future, operate formal shareholding guidelines for executive directors. The target holding is 2 times salary for the chief executive and 1.25 times salary for the other executive directors consistent with median practice in FTSE 100 companies that operate such arrangements.

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

Members of the Pearson Group Pension Plan who joined after May 1989 are subject to an upper limit of earnings that can be used for pension purposes, known as the earnings cap. This limit, £108,600 as at April 6, 2006, was abolished by the Finance Act 2004. However the Pearson Group Pension Plan has retained its own ‘cap’, which will increase annually in line with the UK Government’s Index of Retail Prices (All Items). The cap was £129,600 as at April 6, 2011.

As a result of the UK Government’s A-Day changes effective from April 2006, UK executive directors and other members of the Pearson Group Pension Plan who are, or become, affected by the lifetime allowance are provided with a cash supplement as an alternative to further accrual of pension benefits on a basis that is broadly cost neutral to the company.

Effective from 6 April 2011, the annual allowance (i.e. the maximum amount of pension saving that benefits from tax relief each year) reduced from £225,000 to £50,000. Effective 6 April 2011, the lifetime allowance (i.e. the maximum amount of pension and/ or lump sum that can benefit from tax relief) reduced from £1.8million to £1.5million.

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

The following executive directors served as non-executive directors elsewhere and received fees or other benefits for the period covered by this report as follows: Marjorie Scardino (Nokia Corporation and MacArthur Foundation); Rona Fairhead (HSBC Holdings plc).

Chairman’s remuneration

Our policy is that the chairman’s pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies. He is not entitled to any annual or long-term incentive, retirement or other benefits.

The committee reviewed the chairman’s remuneration in 2010. In the light of this review, the board approved the committee’s recommendation that the chairman’s remuneration be increased to £500,000 per year with effect from 1 April 2011. The next review will take place in 2014.

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

Remuneration of senior management

Excluding contributions to pension funds and related benefits, senior management remuneration for 2011 was as follows:

	Salaries/ Fees	Annual Incentive	Allowances(1)	Benefits(2+3)	Total
	£000	£000	£000	£000	£000
Non-executive Chairman
Glen Moreno	488	—	—	—	488
Executive directors
Marjorie Scardino	993	1,353	73	36	2,455
Will Ethridge	652	738	—	—	1,390
Rona Fairhead	529	440	12	18	999
Robin Freestone	500	580	7	7	1,094
John Makinson	549	641	224	3	1,417

Senior management as a group	3,711	3,752	316	64	7,843

Notes:

(1)

Allowances for Marjorie Scardino include £47,120 in respect of housing costs and a US payroll supplement of £12,551. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US and received £210,464 for 2011.

(2)

Benefits include company car, car allowance and UK health care premiums. US health and welfare benefits for Marjorie Scardino and Will Ethridge are self-insured and the company cost, after employee contributions, is tax free to employees. For Marjorie Scardino, benefits include £33,310 for pension planning and financial advice. Marjorie Scardino, Rona Fairhead and John Makinson have the use of a chauffeur.

(3)	No amounts as compensation for loss of office and no expense allowances chargeable to UK income tax were paid during the year.

Share options of senior management

This table sets forth for each director the number of share options held as of December 31, 2011 as well as the exercise price, rounded to the nearest whole pence/cent, and the range of expiration dates of these options.

Director	Number of Options	(2)	Exercise Price	Earliest Exercise Date	Expiry Date
Marjorie Scardino	1,672	a	547.2p	08/01/12	02/01/13
Total	1,672

Rona Fairhead	2,371	a	690.4p	08/01/12	02/01/13
Total	2,371

(1)	No variations to the terms and conditions of share options were made during the year.
(2)	The plan is described below.
a	Worldwide save for shares — The acquisition of shares under the worldwide save for shares plan is not subject to the satisfaction of a performance target.
(3)

Marjorie Scardino contributes US$1,000 per month (the maximum allowed) to the US employee stock purchase plan. The terms of this plan allow participants to make monthly contributions for 6 month periods and to acquire shares twice annually at the end of these periods at a price that is the lower of the market price at the beginning or the end of each period, both less 15%.

(4)	The market price on December 31, 2011 was 1,210p per share and the range during the year was 983p to 1,222p.

Share ownership of senior management

The table below sets forth the number of ordinary shares and restricted shares held by each of our directors as at February 29, 2012. Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options of Senior Management”. The total number of ordinary shares held by senior management as of February 29, 2012 was 3,127,095 representing less than 1% of the issued share capital on February 29, 2012.

As at February 29, 2012	Ordinary shares(1)	Restricted shares(2)
Glen Moreno	150,000	—
Marjorie Scardino	1,346,618	1,547,980
David Arculus	14,798	—
Patrick Cescau	7,117	—
Will Ethridge	405,295	638,357
Rona Fairhead	425,023	469,218
Robin Freestone	308,731	529,535
Susan Fuhrman	12,927	—
Ken Hydon	14,028	—
John Makinson	438,667	424,218
Joshua Lewis	3,891	—

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

(3)

The register of directors’ interests (which is open to inspection during normal office hours) contains full details of directors’ shareholdings and options to subscribe for shares. The market price on December 31, 2011 was 1,210p per share and the range during the year was 983p to 1,222p.

(4)	At December 31, 2011, Patrick Cescau held 168,000 Pearson bonds.
(5)	Ordinary shares do not include any shares vested but held pending release under a restricted share plan.

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

However in accordance with the UK Corporate Governance Code, the board has resolved that all directors should offer themselves for re-election on an annual basis at the company’s annual general meeting. Accordingly, all of the directors will offer themselves for re-election, (or re-appointment in the case of directors who were appointed since the last meeting), at the forthcoming annual general meeting on 27 April 2012.

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

Audit committee

This committee provides the board with a vehicle to appraise our financial management and reporting and to assess the integrity of our accounting procedures and financial controls. Ken Hydon chairs this committee and its other members are David Arculus, Patrick Cescau, Susan Fuhrman, Joshua Lewis and Vivienne Cox. Ken Hydon is also the designated audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission. Our internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee.

Remuneration committee

This committee meets regularly to decide the remuneration and benefits of the executive directors and the chief executives of our three operating divisions. The committee also recommends the chairman’s remuneration to the board of directors for its decision and reviews management development and succession plans. David Arculus chairs this committee and its other members are Patrick Cescau, Glen Moreno, Ken Hydon and Vivienne Cox.

Nomination committee

This committee meets from time to time as necessary to consider the appointment of new directors. The committee is chaired by Glen Moreno and comprises Marjorie Scardino and all of the non-executive directors.

Employees

The average number of persons employed by us in continuing operations during each of the three fiscal years ended 2011 were as follows:

•	41,521 in fiscal 2011,

•	36,317 in fiscal 2010, and

•	34,705 in fiscal 2009.

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

The table set forth below shows for 2011, 2010 and 2009 the average number of persons employed in each of our operating divisions.

Average number employed	2011	2010	2009
North American Education	16,133	14,828	15,606
International Education	13,646	10,713	8,899
Professional	4,561	3,721	2,662
FT Group	2,765	2,557	2,328
Penguin	3,557	3,470	4,163
Other	859	1,028	1,047

Continuing operations	41,521	36,317	34,705

The average number employed in discontinued operations was 2,459 in 2009.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As at February 29, 2012, the company had been notified under the Financial Services Authority’s Disclosure and Transparency Rules of the following significant voting rights in its shares:

Name of shareholder	Number of ordinary shares held	% of outstanding ordinary shares represented by number of shares held
Legal & General Group plc	32,385,175	3.97%
Libyan Investment Authority	24,431,000	3.01%

On February 29, 2012, record holders with registered addresses in the United States held 39,150,685 ADRs, which represented 4.8% of our outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of beneficial owners in the United States.

Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2011 are shown in note 12 in “Item 18. Financial Statements.” Dividends receivable from joint ventures and associates are set out in note 12 in “Item 18. Financial Statements”. There were no other related party transactions in 2011.

ITEM 8.	FINANCIAL INFORMATION

The financial statements filed as part of this Annual Report are included on pages F-1 through F-68 hereof.

Other than those events described in note 37 in “Item 18. Financial Statements” of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to our financial condition or results of operations since December 31, 2011. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

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

The ADSs trade on the New York Stock Exchange under the symbol “PSO”.

The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

•	on an annual basis for our five most recent fiscal years,

•	on a quarterly basis for our most recent quarter and two most recent fiscal years, and

•	on a monthly basis for the six most recent months.

	Ordinary shares		Average daily trading volume
Reference period	High	Low
	(In pence)		(Ordinary shares)
Five most recent fiscal years
2011	1222	983	2,012,900
2010	1051	855	2,424,600
2009	893	578	4,030,500
2008	733	519	4,758,300
2007	915	695	6,405,600

Most recent quarter and two most recent fiscal years
2011 Fourth quarter	1222	1069	1,866,800
Third quarter	1207	1038	2,335,900
Second quarter	1176	1087	1,904,400
First quarter	1105	983	1,929,400
2010 Fourth quarter	1034	926	2,126,500
Third quarter	1029	864	2,167,800
Second quarter	1051	888	2,967,400
First quarter	1037	855	2,466,700

Most recent six months
February 2012	1251	1183	2,549,300
January 2012	1255	1155	2,376,100
December 2011	1222	1127	1,631,300
November 2011	1155	1069	2,104,700
October 2011	1185	1130	1,843,100
September 2011	1164	1060	2,176,800

ITEM 10.	ADDITIONAL INFORMATION

Articles of association

We summarize below the material provisions of our articles of association, as amended, which have been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2011. The summary below is qualified entirely by reference to the Articles of Association. We have multiple business objectives and purposes and are authorized to do such things as the board may consider fit to further our interests or incidental or conducive to the attainment of our objectives and purposes.

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

Share Certificates

Every person whose name is entered as a member in the Company’s Register of Members shall be entitled to one certificate in respect of each class of shares held. (The law regarding this does not apply to stock exchange nominees). Subject to the terms of issue of the shares, certificates are issued following allotment or receipt of the form of transfer bearing the appropriate stamp duty by our registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, telephone number +44-(0)121-415-7062.

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

This discussion deals only with ordinary shares and ADSs that are held as capital assets by a US holder, and does not address tax considerations applicable to US holders that may be subject to special tax rules, such as:

•	dealers or traders in securities or currencies,

•	financial institutions or other US holders that treat income in respect of the ordinary shares or ADSs as financial services income,

•	insurance companies,

•	tax-exempt entities,

•	persons acquiring shares or ADSs in connection with employment,

•	US holders that hold the ordinary shares or ADSs as a part of a straddle or conversion transaction or other arrangement involving more than one position,

•	US holders that own, or are deemed for US tax purposes to own, 10% or more of the total combined voting power of all classes of our voting stock,

•	US holders that have a principal place of business or “tax home” outside the United States, or

•	US holders whose “functional currency” is not the US dollar.

For US federal income tax purposes, holders of ADSs will be treated as the owners of the ordinary shares represented by those ADSs.

In addition, the following discussion assumes that The Bank of New York will perform its obligations as depositary in accordance with the terms of the depositary agreement and any related agreements.

Because US and UK tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the US federal, state and local, UK and other, including foreign, tax consequences of investing in the ordinary shares or ADSs. The statements of US and UK tax law set out below are based on the laws and interpretations in force as of the date of this Annual Report, and are subject to any changes occurring after that date, possibly with retroactive effect.

UK income taxation of distributions

The UK does not impose dividend withholding tax on dividends paid by the Company.

A US holder that is not resident in the UK for UK tax purposes and does not carry on a trade, profession or vocation in the UK through a branch or agency (or in the case of a company a permanent establishment) to which the ordinary shares or ADSs are attributable will not generally be liable to pay UK tax on dividends paid by the Company.

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

UK taxation of capital gains

A US holder that is not resident, and, in the case of an individual, not ordinarily resident, in the UK for UK tax purposes and who does not carry on a trade, profession or vocation in the UK through a branch or agency (or in the case of a company a permanent establishment) to which the ordinary shares or ADSs are attributable will not generally be liable for UK taxation on capital gains or eligible for relief for allowable losses, realized on the sale or other disposal of the ordinary shares or ADSs.

A US holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the UK on or after 17 March 1998 or who falls to be regarded as resident outside the UK for the purposes of any double tax treaty (“Treaty Non-resident”) on or after 16 March 2005 and continues to not be resident or ordinarily resident in the UK, or continues to be Treaty Non-resident, for a period of less than five complete years of assessment and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though he is not resident or ordinarily resident in the UK, or is Treaty Non-resident, at the time of the disposal.

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

Estate and gift tax

The current Estate and Gift Tax Convention, or the Convention, between the US and the UK generally relieves from UK Inheritance Tax (the equivalent of US Estate and Gift Tax) the transfer of ordinary shares or of

ADSs where the transferor is domiciled in the US for the purposes of the Convention. This relief will not apply if the ordinary shares or ADSs are part of the business property of an individual’s permanent establishment in the UK or pertain to the fixed base in the UK of a person providing independent personal services. If no relief is given under the Convention, inheritance tax may be charged on the amount by which the value of the transferor’s estate is reduced as a result of any transfer made by way of gift or other gratuitous or undervalue transfer by an individual, in general within seven years of death, or on the death of an individual, and in certain other circumstances. In the unusual case where ordinary shares or ADSs are subject to both UK Inheritance Tax and US Estate or Gift Tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Convention.

Stamp duty

No stamp duty or stamp duty reserve tax (SDRT) will generally be payable in the UK on the purchase or transfer of an ADS, provided that the ADS, and any separate instrument or written agreement of transfer, remain at all times outside the UK and that the instrument or written agreement of transfer is not executed in the UK. Subject to the following paragraph, stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares (rounded up to the next multiple of £5 in the case of stamp duty), where ordinary shares are issued or transferred to a person whose business is or includes issuing depositary receipts, or to a nominee or agent for such a person, or issued or transferred to a person whose business is or includes the provision of clearance services or a nominee or agent for such a person.

Following a decision of the European Court of Justice in 2009, HM Revenue & Customs (HMRC) has announced that it will not seek to apply the 1.5% SDRT charge when new shares are issued to an EU clearance service or EU depositary receipt system. HMRC’s view is that the 1.5% SDRT charge will continue to apply to transfers of shares into a clearance service or depositary receipt system, and also in respect of issues of shares into non-EU clearance services and non-EU depositary receipt systems, including in connection with ADSs. HMRC’s view is currently being challenged in further litigation, but it is expected that HMRC will continue to impose such charges until further case law or legislation resolves the issue. Accordingly, specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

A transfer for value of the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration (rounded up to the next multiple of £5 in the case of stamp duty). A transfer of ordinary shares from a nominee to its beneficial owner, including the transfer of underlying ordinary shares from the Depositary to an ADS holder, under which no beneficial interest passes will not be subject to stamp duty or SDRT.

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

We have formulated policies for hedging exposures to interest rate and foreign exchange risk, and have used derivatives to ensure compliance with these policies. Although a proportion of our derivative contracts were transacted without regard to existing IFRS requirements on hedge accounting, during 2011 and 2010 we qualified for hedge accounting under IFRS on a number of our key derivative contracts.

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

At December 31, 2011 the Group’s net borrowings/(cash) in our main currencies (taking into account the effect of cross currency rate swaps) were: US dollar £1,266m, sterling £(185)m, and South African rand £(1)m.

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

In 2011 and 2010 the Group met the prescribed designation requirements and hedge effectiveness tests under IFRS for some of its derivative contracts. As a result, the movements in the fair value of the effective portion of fair value hedges and net investment hedges have been offset in earnings and reserves respectively by the corresponding movement in the fair value of the underlying hedged item.

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

Fees incurred in past annual period and fees to be paid in the future

From January 1, 2011 to February 29, 2012 the Company received payments from the depositary of $350,000 and $53,853 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing the annual and interim financial reports, printing and distributing dividend cheques, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Disclosure controls and procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011 was carried out by us under the supervision and with the participation of our management, including the chief executive officer and chief financial officer. Based on that evaluation the chief executive officer and chief financial officer concluded that Pearson’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow such timely decision regarding required disclosures. A controls system, no matter how well designed and operated cannot provide absolute assurance to achieve its objectives.

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

Management has assessed the effectiveness of internal control over financial reporting, as at December 31, 2011, and has concluded that such internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2011, has also audited the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

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

Pearson has adopted a code of ethics (the Pearson code of business conduct) which applies to all employees including the chief executive officer and chief financial officer and other senior financial management. This code of ethics is available on our website (www.pearson.com/responsibility/values/code-of-conduct/). The information on our website is not incorporated by reference into this report.

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

Services provided by PwC above these limits and all other allowable non-audit services, such as due diligence, irrespective of value, must be approved by the audit committee. Where appropriate, services will be tendered prior to awarding this work to the auditor.

The following table sets forth remuneration paid to PwC for 2010 and 2011:

Auditors’ Remuneration	2011	2010
	£m	£m
Audit fees	6	6
Tax fees	2	2
All other fees	1	2

Audit fees include £35,000 (2010: £35,000) of audit fees relating to the audit of the parent company.

Fees for the audit of the effectiveness of the Group’s internal control over financial reporting are allocated to audit fees paid.

Tax services include services related to tax planning and various other tax advisory services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Period	Total number of shares purchased	Average price paid per share	Total number of units purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
May 1, 2010 - May 31, 2010	3,000,000	£9.94	N/A	N/A
June 1, 2010 - June 30, 2010	2,000,000	£9.17	N/A	N/A
October 1, 2010 - October 31, 2010	1,000,000	£9.83	N/A	N/A
November 1, 2010 - November 31, 2010	2,000,000	£9.46	N/A	N/A
June 1, 2011 - June 30, 2011	1,000,000	£11.55	N/A	N/A
August 1, 2011 - August 31, 2011	4,369,406	£11.08	N/A	N/A

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are included on pages F-1 through F-68 hereof.

ITEM 19.	EXHIBITS

1.1	Articles of Association of Pearson plc.

2.1	Indenture dated June 23, 2003 between Pearson plc and The Bank of New York, as trustee *

2.2	Indenture dated May 25, 2004 among Pearson Dollar Finance plc, as Issuer, Pearson plc, Guarantor, and the Bank of New York, as trustee, Paying Agent and Calculation Agent. #

2.3	Indenture dated June 21, 2001 between Pearson plc and The Bank of New York, as trustee.†

2.4	Indenture dated March 26, 2009 among Pearson Funding One plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C., as trustee. ¥

2.5	Indenture dated May 6, 2008 among Pearson Dollar Finance Two plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York, as trustee, Paying Agent and Calculation Agent. ¥

2.6	Indenture dated October 27, 1999 between Pearson plc, as the Issuer and The Law Debenture Trust Corporation P.L.C., as trustee. ¥

2.7	Indenture dated May 17, 2010 between Pearson Funding Two plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. l

8.1	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15	Consent of PricewaterhouseCoopers LLP.

*	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2003 and filed May 7, 2004.
#	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2004 and filed June 27, 2005.
†	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2001 and filed June 10, 2002.
¥	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2009 and filed March 31, 2010.
l	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2010 and filed March 25, 2011.

FINANCIAL STATEMENTS: CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pearson plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Pearson plc and its subsidiaries (the “Group”) at December 31, 2011 and December 31, 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

PricewaterhouseCoopers LLP

London

United Kingdom

March 27, 2012

Consolidated income statement

Year ended 31 December 2011

All figures in £ millions	Notes	2011	2010	2009
Sales	2	5,862	5,663	5,140
Cost of goods sold	4	(2,624)	(2,588)	(2,382)

Gross profit		3,238	3,075	2,758
Operating expenses	4	(2,457)	(2,373)	(2,169)
Profit on sale of associate	12	412	—	—
Share of results of joint ventures and associates	12	33	41	30

Operating profit	2	1,226	743	619
Finance costs	6	(97)	(109)	(122)
Finance income	6	26	36	26

Profit before tax		1,155	670	523
Income tax	7	(199)	(146)	(146)

Profit for the year from continuing operations		956	524	377
Profit for the year from discontinued operations	3	—	776	85

Profit for the year		956	1,300	462

Attributable to:
Equity holders of the company		957	1,297	425
Non-controlling interest		(1)	3	37

Earnings per share for profit from continuing and discontinued operations attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	119.6p	161.9p	53.2p
– diluted	8	119.3p	161.5p	53.1p

Earnings per share for profit from continuing operations attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	119.6p	66.0p	47.0p
– diluted	8	119.3p	65.9p	47.0p

Consolidated statement of comprehensive income

Year ended 31 December 2011

All figures in £ millions	Notes	2011	2010	2009
Profit for the year		956	1,300	462
Net exchange differences on translation of foreign operations		(44)	173	(388)
Currency translation adjustment disposed – subsidiaries		—	13	—
Actuarial (losses)/gains on retirement benefit obligations – Group	25	(56)	70	(299)
Actuarial (losses)/gains on retirement benefit obligations – associate	12	(8)	1	(3)
Net increase in fair values of proportionate holding arising on stepped acquisition		—	—	18
Tax on items recognised in other comprehensive income	7	3	(41)	91

Other comprehensive (expense)/income for the year		(105)	216	(581)

Total comprehensive income/(expense) for the year		851	1,516	(119)

Attributable to:
Equity holders of the company		858	1,502	(127)
Non-controlling interest		(7)	14	8

Consolidated balance sheet

As at 31 December 2011

All figures in £ millions	Notes	2011	2010
Assets
Non-current assets
Property, plant and equipment	10	383	366
Intangible assets	11	6,342	5,467
Investments in joint ventures and associates	12	32	71
Deferred income tax assets	13	287	276
Financial assets – Derivative financial instruments	16	177	134
Retirement benefit assets	25	25	—
Other financial assets	15	26	58
Trade and other receivables	22	151	129

		7,423	6,501
Current assets
Intangible assets – Pre-publication	20	650	647
Inventories	21	407	429
Trade and other receivables	22	1,386	1,337
Financial assets – Derivative financial instruments	16	—	6
Financial assets – Marketable securities	14	9	12
Cash and cash equivalents (excluding overdrafts)	17	1,369	1,736

		3,821	4,167

Total assets		11,244	10,668

Liabilities
Non-current liabilities
Financial liabilities – Borrowings	18	(1,964)	(1,908)
Financial liabilities – Derivative financial instruments	16	(2)	(6)
Deferred income tax liabilities	13	(620)	(471)
Retirement benefit obligations	25	(166)	(148)
Provisions for other liabilities and charges	23	(115)	(42)
Other liabilities	24	(325)	(246)

		(3,192)	(2,821)
Current liabilities
Trade and other liabilities	24	(1,741)	(1,605)
Financial liabilities – Borrowings	18	(87)	(404)
Financial liabilities – Derivative financial instruments	16	(1)	—
Current income tax liabilities		(213)	(215)
Provisions for other liabilities and charges	23	(48)	(18)

		(2,090)	(2,242)

Total liabilities		(5,282)	(5,063)

Net assets		5,962	5,605

Equity
Share capital	27	204	203
Share premium	27	2,544	2,524
Treasury shares	28	(149)	(137)
Translation reserve		364	402
Retained earnings		2,980	2,546

Total equity attributable to equity holders of the company		5,943	5,538
Non-controlling interest		19	67

Total equity		5,962	5,605

These financial statements have been approved for issue by the board of directors on 7 March 2012 and signed on its behalf by

Robin Freestone Chief financial officer

Consolidated statement of changes in equity

Year ended 31 December 2011

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2011	203	2,524	(137)	402	2,546	5,538	67	5,605
Profit for the year	—	—	—	—	957	957	(1)	956
Other comprehensive expense	—	—	—	(38)	(61)	(99)	(6)	(105)
Equity-settled transactions	—	—	—	—	40	40	—	40
Tax on equity-settled transactions	—	—	—	—	3	3	—	3
Issue of ordinary shares under share option schemes	1	20	—	—	—	21	—	21
Purchase of treasury shares	—	—	(60)	—	—	(60)	—	(60)
Release of treasury shares	—	—	48	—	(48)	—	—	—
Put options over non-controlling interest	—	—	—	—	(63)	(63)	—	(63)
Changes in non-controlling interest	—	—	—	—	(76)	(76)	(40)	(116)
Dividends	—	—	—	—	(318)	(318)	(1)	(319)

At 31 December 2011	204	2,544	(149)	364	2,980	5,943	19	5,962

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2010	203	2,512	(226)	227	1,629	4,345	291	4,636
Profit for the year	—	—	—	—	1,297	1,297	3	1,300
Other comprehensive income	—	—	—	175	30	205	11	216
Equity-settled transactions	—	—	—	—	50	50	—	50
Tax on equity-settled transactions	—	—	—	—	4	4	—	4
Issue of ordinary shares under share option schemes	—	12	—	—	—	12	—	12
Purchase of treasury shares	—	—	(77)	—	—	(77)	—	(77)
Release/cancellation of treasury shares	—	—	166	—	(166)	—	—	—
Changes in non-controlling interest	—	—	—	—	(6)	(6)	(231)	(237)
Dividends	—	—	—	—	(292)	(292)	(7)	(299)

At 31 December 2010	203	2,524	(137)	402	2,546	5,538	67	5,605

	Equity attributable to equity holders of the company
	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity

At 1 January 2009	202	2,505	(222)	586	1,679	4,750	274	5,024
Profit for the year	—	—	—	—	425	425	37	462
Other comprehensive expense	—	—	—	(359)	(193)	(552)	(29)	(581)
Equity-settled transactions	—	—	—	—	37	37	—	37
Tax on equity-settled transactions	—	—	—	—	6	6	—	6
Issue of ordinary shares under share option schemes	1	7	—	—	—	8	—	8
Purchase of treasury shares	—	—	(33)	—	—	(33)	—	(33)
Release of treasury shares	—	—	29	—	(29)	—	—	—
Put option over non-controlling interest	—	—	—	—	(23)	(23)	—	(23)
Changes in non-controlling shareholding	—	—	—	—	—	—	24	24
Dividends	—	—	—	—	(273)	(273)	(15)	(288)

At 31 December 2009	203	2,512	(226)	227	1,629	4,345	291	4,636

The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments.

Consolidated cash flow statement

Year ended 31 December 2011

All figures in £ millions	Notes	2011	2010	2009
Cash flows from operating activities
Net cash generated from operations	33	1,093	1,169	1,012
Interest paid		(70)	(78)	(90)
Tax paid		(151)	(85)	(103)

Net cash generated from operating activities		872	1,006	819
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	30	(779)	(535)	(208)
Acquisition of joint ventures and associates		(9)	(22)	(14)
Purchase of investments		(12)	(7)	(10)
Purchase of property, plant and equipment		(67)	(76)	(62)
Purchase of intangible assets		(77)	(56)	(58)
Disposal of subsidiaries, net of cash disposed	31	(6)	984	—
Proceeds from sale of associates	12	428	—	—
Proceeds from sale of investments		75	—	—
Proceeds from sale of property, plant & equipment	33	9	—	1
Proceeds from sale of intangible assets		3	—	—
Tax paid on disposal of subsidiaries		—	(250)	—
Interest received		10	10	3
Dividends received from joint ventures and associates		30	23	22

Net cash (used in)/received from investing activities		(395)	71	(326)
Cash flows from financing activities
Proceeds from issue of ordinary shares	27	21	12	8
Purchase of treasury shares	28	(60)	(77)	(33)
Proceeds from borrowings		—	241	296
Liquid resources acquired		—	—	(13)
Liquid resources sold		2	53	—
Repayment of borrowings		(318)	(13)	(343)
Finance lease principal payments		(8)	(3)	(2)
Dividends paid to company’s shareholders	9	(318)	(292)	(273)
Dividends paid to non-controlling interest		(1)	(6)	(20)
Transactions with non-controlling interest	32	(108)	(7)	14

Net cash used in financing activities		(790)	(92)	(366)
Effects of exchange rate changes on cash and cash equivalents		(60)	(1)	(36)

Net (decrease)/increase in cash and cash equivalents		(373)	984	91
Cash and cash equivalents at beginning of year		1,664	680	589

Cash and cash equivalents at end of year	17	1,291	1,664	680

The consolidated cash flow statement includes discontinued operations (see note 3).

Pearson plc

Notes to the consolidated financial statements

General information

Pearson plc (the company) and its subsidiaries (together the Group) are international media businesses covering education, business information and consumer publishing.

The company is a public limited company incorporated and domiciled in England. The address of its registered office is 80 Strand, London WC2R 0RL.

The company has its primary listing on the London Stock Exchange and is also listed on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the board of directors on 7 March 2012.

1. Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a. Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee interpretations as adopted by the European Union (EU) and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. These consolidated financial statements are also prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). In respect of the accounting standards applicable to the Group there is no difference between EU-adopted and IASB-adopted IFRS.

These consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) to fair value.

1. Interpretations and amendments to published standards effective in 2011

The following amendments and interpretations were adopted in 2011 and have not had an impact on the Group financial statements:

•	Amendments to IAS 24 ‘Related Parties’.

•	Amendments to IAS 32 ‘Financial Instruments: Presentation’ – Classification of Rights.

•	IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’.

•	Amendments to IFRIC 14 ‘Prepayments of a Minimum Funding Requirement’.

•	‘Improvements to IFRSs – 2010’.

2. Standards, interpretations and amendments to published standards that are not yet effective

The Group has not early adopted the following new pronouncements that are not yet effective and are evaluating the effect on the financial statements:

•

IFRS 9 ‘Financial Instruments’, effective for annual reporting periods beginning on or after 1 January 2015. The new standard details the requirements for the classification and measurement of financial assets and liabilities.

Pearson plc

Notes to the consolidated financial statements continued

1. Accounting policies continued

a. Basis of preparation continued

•

The IASB issued a ‘package of five’ new and amended standards together. IFRS 10 ‘Consolidated Financial Statements’, IFRS 11 ‘Joint Arrangements’ and IFRS 12 ‘Disclosures of Involvement with Other Entities’ have been issued. IAS 27 ‘Separate Financial Statements’ (Revised 2011) has been amended following the issuance of IFRS 10 and retains the guidance for separate financial statements, IAS 28 ‘Investments in Associates and Joint Ventures’ (Revised 2011) has been amended following the issuance of IFRS 10 and IFRS 11. All three new standards and two amended standards are effective for annual reporting periods beginning on or after 1 January 2013.

•

IFRS 13 ‘Fair Value Measurement’, effective for annual reporting periods beginning on or after 1 January 2013. The standard defines fair value and provides guidance on its determination, and introduces disclosure requirements on fair value measurements.

•

Amendments to IAS 1 ‘Presentation of Financial Statements’ – Presentation of Items and Other Comprehensive Income, effective for annual reporting periods beginning on or after 1 July 2012. The amendments require the grouping of items in other comprehensive income into those that may be reclassified to profit or loss in subsequent periods, and those that will not.

•

Amendments to IAS 19 ‘Employee Benefits (2011)’, effective for annual reporting periods beginning on or after 1 January 2013. The amendments include the elimination of the corridor approach, changes to the calculation of the net interest component and changes to disclosure.

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
• Revenue recognition

b. Consolidation

1. Business combinations The acquisition method of accounting is used to account for business combinations of the Group with an acquisition date on or after 1 January 2010. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition related costs are expensed as incurred.

Pearson plc

Notes to the consolidated financial statements continued

1. Accounting policies continued

b. Consolidation continued

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

2. Subsidiaries Subsidiaries are entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date that control ceases.

3. Transactions with non-controlling interests Transactions with non-controlling interests are treated as transactions with shareholders. Any surplus or deficit arising from disposals to a non-controlling interest is recorded in equity. For purchases from a non-controlling interest, the difference between consideration paid and the relevant share acquired of the carrying value of the subsidiary is recorded in equity.

4. Joint ventures and associates Joint ventures are entities in which the Group holds an interest on a long-term basis and which are jointly controlled, with one or more other venturers, under a contractual arrangement. Associates are entities over which the Group has significant influence but not the power to control the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in joint ventures and associates are accounted for by the equity method and are initially recognised at cost.

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

c. Foreign currency translation

1. Functional and presentation currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in sterling, which is the company’s functional and presentation currency.

Pearson plc

Notes to the consolidated financial statements continued

1. Accounting policies continued

c. Foreign currency translation continued

2. Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying net investment hedges.

3. Group companies The results and financial position of all Group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

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

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.60 (2010: $1.54) and the year end rate was $1.55 (2010: $1.57).

d. Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost less their residual values over their estimated useful lives as follows:

Buildings (freehold):	20 – 50 years
Buildings (leasehold):	over the period of the lease
Plant and equipment:	3 – 10 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The carrying value of an asset is written down to its recoverable amount if the carrying value of the asset is greater than its estimated recoverable amount.

e. Intangible assets

1. Goodwill For the acquisition of subsidiaries made on or after 1 January 2010 goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. For the acquisition of subsidiaries made from the date of transition to IFRS to 31 December 2009 goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets acquired. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates and joint ventures represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets acquired. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures.

Pearson plc

Notes to the consolidated financial statements continued

1. Accounting policies continued

e. Intangible assets continued

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

2. Acquired software Software separately acquired for internal use is capitalised at cost. Software acquired in material business combinations is capitalised at its fair value as determined by an independent valuer. Acquired software is amortised on a straight-line basis over its estimated useful life of between three and eight years.

3. Internally developed software Internal and external costs incurred during the preliminary stage of developing computer software for internal use are expensed as incurred. Internal and external costs incurred to develop computer software for internal use during the application development stage are capitalised if the Group expects economic benefits from the development. Capitalisation in the application development stage begins once the Group can reliably measure the expenditure attributable to the software development and has demonstrated its intention to complete and use the software. Internally developed software is amortised on a straight-line basis over its estimated useful life of between three and eight years.

4. Acquired intangible assets Acquired intangible assets include customer lists and relationships, trademarks and brands, publishing rights, content and technology. These assets are capitalised on acquisition at cost and included in intangible assets. Intangible assets acquired in material business combinations are capitalised at their fair value as determined by an independent valuer. Intangible assets are amortised over their estimated useful lives of between two and 20 years, using an amortisation method that reflects the pattern of their consumption.

5. Pre-publication assets Pre-publication assets represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are recognised as current intangible assets where the title will generate probable future economic benefits and costs can be measured reliably. Pre-publication assets are amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected operating life cycle of the title, with a higher proportion of the amortisation taken in the earlier years.

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

Pearson plc

Notes to the consolidated financial statements continued

1. Accounting policies continued

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

Pearson plc

Notes to the consolidated financial statements continued

1. Accounting policies continued

k. Share capital continued

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

Pearson plc

Notes to the consolidated financial statements continued

1. Accounting policies continued

n. Taxation continued

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

o. Employee benefits

1. Pension obligations The retirement benefit asset and obligation recognised in the balance sheet represents the net of the present value of the defined benefit obligation and the fair value of plan assets at the balance sheet date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability.

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

Pearson plc

Notes to the consolidated financial statements continued

1. Accounting policies continued

o. Employee benefits continued

2. Other post-retirement obligations The expected costs of post-retirement healthcare and life assurance benefits are accrued over the period of employment, using a similar accounting methodology as for defined benefit pension obligations. The liabilities and costs relating to significant other post-retirement obligations are assessed annually by independent qualified actuaries.

3. Share-based payments The fair value of options or shares granted under the Group’s share and option plans is recognised as an employee expense after taking into account the Group’s best estimate of the number of awards expected to vest. Fair value is measured at the date of grant and is spread over the vesting period of the option or share. The fair value of the options granted is measured using an option model that is most appropriate to the award. The fair value of shares awarded is measured using the share price at the date of grant unless another method is more appropriate. Any proceeds received are credited to share capital and share premium when the options are exercised.

p. Provisions

Provisions are recognised if the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discounted to present value where the effect is material.

The Group recognises a provision for deferred consideration at fair value.

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

Revenue from multi-year contractual arrangements, such as contracts to process qualifying tests for individual professions and government departments, is recognised as performance occurs. The assumptions, risks, and uncertainties inherent in long-term contract accounting can affect the amounts and timing of revenue and related expenses reported. Certain of these arrangements, either as a result of a single service spanning more than one

Pearson plc

Notes to the consolidated financial statements continued

1. Accounting policies continued

q. Revenue recognition continued

reporting period or where the contract requires the provision of a number of services that together constitute a single project, are treated as long-term contracts with revenue recognised on a percentage of completion basis. Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated total costs of the contract exceed the estimated total revenues that will be generated by the contract.

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

r. Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in financial liabilities – borrowings. The interest element of the finance cost is charged to the income statement over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

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

Pearson plc

Notes to the consolidated financial statements continued

2. Segment information

The Group is organised into five business segments:

North American Education Educational publishing, assessment and testing for the school and higher education market within the USA and Canada;

International Education Educational publishing, assessment and testing for the school and higher education market outside of North America;

Professional Business and technology publishing, training, testing and certification for professional bodies;

FT Group Publisher of the Financial Times, business magazines and specialist information;

Penguin Publisher with brand imprints such as Penguin, Putnam, Berkley, Viking and Dorling Kindersley.

For more detail on the services and products included in each business segment refer to the business review.

Pearson plc

Notes to the consolidated financial statements continued

2. Segment information continued

The results of the Interactive Data segment are shown as discontinued for the period until its disposal on 29 July 2010.

		2011
All figures in £ millions	Notes	North American Education	International Education	Professional	FT Group	Penguin	Corporate	Discontinued operations	Group
Continuing operations
Sales (external)		2,584	1,424	382	427	1,045	—	—	5,862
Sales (inter-segment)		3	—	9	—	2	—	—	14

Adjusted operating profit		493	196	66	76	111	—	—	942
Amortisation of acquired intangibles		(57)	(60)	(11)	(8)	(3)	—	—	(139)
Acquisition costs		(2)	(9)	—	(1)	—	—	—	(12)
Other net gains and losses		29	(6)	—	412	—	—	—	435

Operating profit		463	121	55	479	108	—	—	1,226
Finance costs	6								(97)
Finance income	6								26

Profit before tax									1,155
Income tax	7								(199)

Profit for the year from continuing operations									956

Segment assets		5,198	2,388	626	424	1,021	1,555	—	11,212
Joint ventures	12	—	16	—	1	1	—	—	18
Associates	12	1	8	—	4	1	—	—	14

Total assets		5,199	2,412	626	429	1,023	1,555	—	11,244

Other segment items
Share of results of joint ventures and associates	12	—	(2)	1	34	—	—	—	33
Capital expenditure	10, 11	75	33	17	19	12	—	—	156
Pre-publication investment	20	237	60	2	—	32	—	—	331
Depreciation	10	36	14	8	4	8	—	—	70
Amortisation	11, 20	309	128	16	20	45	—	—	518

Pearson plc

Notes to the consolidated financial statements continued

2. Segment information continued

		2010
All figures in £ millions	Notes	North American Education	International Education	Professional	FT Group	Penguin	Corporate	Discontinued operations	Group
Continuing operations
Sales (external)		2,640	1,234	333	403	1,053	—	—	5,663
Sales (inter-segment)		—	—	5	—	3	—	—	8

Adjusted operating profit		469	171	51	60	106	—	—	857
Amortisation of acquired intangibles		(53)	(35)	(7)	(9)	(1)	—	—	(105)
Acquisition costs		(1)	(7)	(2)	(1)	—	—	—	(11)
Other net gains and losses		—	(10)	—	12	—	—	—	2

Operating profit		415	119	42	62	105	—	—	743
Finance costs	6								(109)
Finance income	6								36

Profit before tax									670
Income tax	7								(146)

Profit for the year from continuing operations									524

Segment assets		4,401	2,122	601	447	1,138	1,888	—	10,597
Joint ventures	12	15	—	1	1	1	—	—	18
Associates	12	24	6	—	23	—	—	—	53

Total assets		4,440	2,128	602	471	1,139	1,888	—	10,668

Other segment items
Share of results of joint ventures and associates	12	(3)	1	1	42	—	—	—	41
Capital expenditure	10, 11	45	27	16	17	18	—	21	144
Pre-publication investment	20	215	61	7	—	36	—	—	319
Depreciation	10	23	19	9	5	13	—	13	82
Amortisation	11, 20	307	111	18	23	43	—	12	514

Pearson plc

Notes to the consolidated financial statements continued

2. Segment information continued

		2009
All figures in £ millions	Notes	North American Education	International Education	Professional	FT Group	Penguin	Corporate	Discontinued operations	Group
Continuing operations
Sales (external)		2,470	1,035	275	358	1,002	—	—	5,140
Sales (inter-segment)		—	—	7	—	24	—	—	31

Adjusted operating profit		403	141	43	39	84	—	—	710
Amortisation of acquired intangibles		(49)	(32)	(1)	(8)	(1)	—	—	(91)

Operating profit		354	109	42	31	83	—	—	619

Finance costs	6								(122)
Finance income	6								26

Profit before tax									523

Income tax	7								(146)

Profit for the year from continuing operations									377

Segment assets		4,382	1,635	377	420	1,173	924	471	9,382
Joint ventures	12	13	—	1	1	3	—	—	18
Associates	12	—	5	—	7	—	—	—	12

Total assets		4,395	1,640	378	428	1,176	924	471	9,412

Other segment items
Share of results of joint ventures and associates	12	(2)	6	1	25	—	—	—	30
Capital expenditure	10,11	38	22	12	15	10	—	29	126
Pre-publication investments	20	220	58	8	—	36	—	—	322
Depreciation	10	24	16	10	5	9	—	21	85
Amortisation	11,20	274	89	13	20	42	—	16	454

In 2011, sales from the provision of goods were £4,054m (2010: £4,200m; 2009: £3,838m) and sales from the provision of services were £1,808m (2010: £1,463m; 2009: £1,302m). Sales from the Group’s educational publishing, consumer publishing and newspaper business are classified as being from the provision of goods and sales from its assessment and testing and other service businesses are classified as being from the provision of services.

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

Pearson plc

Notes to the consolidated financial statements continued

2. Segment information continued

Property, plant and equipment and intangible assets acquired through business combination were £404m (2010: £311m) (see note 30). Capital expenditure, depreciation and amortisation include amounts relating to discontinued operations.

The Group operates in the following main geographic areas:

	Sales			Non-current assets
All figures in £ millions	2011	2010	2009	2011	2010	2009
Continuing operations
UK	865	790	694	1,237	1,031	904
Other European countries	471	415	387	225	237	179
USA	3,313	3,361	3,146	4,325	3,790	3,607
Canada	209	228	198	226	235	204
Asia Pacific	646	577	497	570	364	319
Other countries	358	292	218	325	376	121

Total continuing	5,862	5,663	5,140	6,908	6,033	5,334
Discontinued operations
UK	—	31	54	—	—	37
Other European countries	—	48	86	—	—	63
USA	—	196	317	—	—	204
Canada	—	2	2	—	—	—
Asia Pacific	—	18	23	—	—	21
Other countries	—	1	2	—	—	—

Total discontinued	—	296	484	—	—	325

Total	5,862	5,959	5,624	6,908	6,033	5,659

Sales are allocated based on the country in which the customer is located. This does not differ materially from the location where the order is received. The geographical split of non-current assets is based on the subsidiary’s country of domicile. This is not materially different to the location of the assets. Non-current assets comprise property, plant and equipment, intangible assets, investments in joint ventures and associates and trade and other receivables.

3. Discontinued operations

Discontinued operations in 2010 and 2009 relate to the Group’s interest in Interactive Data (sold on 29 July 2010).

There were no discontinued operations in 2011.

Pearson plc

Notes to the consolidated financial statements continued

3. Discontinued operations continued

An analysis of the results and cash flows of discontinued operations is as follows:

	2011	2010	2009
All figures in £ millions	Interactive Data	Interactive Data	Interactive Data
Sales	—	296	484

Operating profit	—	73	136
Finance income	—	—	1

Profit before tax	—	73	137
Attributable tax expense	—	(28)	(52)

Profit after tax	—	45	85
Profit on disposal of discontinued operations before tax	—	1,037	—
Attributable tax expense	—	(306)	—

Profit for the year from discontinued operations	—	776	85

Operating cash flows	—	85	132
Investing cash flows	—	(35)	(23)
Financing cash flows	—	49	(80)

Total cash flows	—	99	29

4. Operating expenses

All figures in £ millions	2011	2010	2009
By function:
Cost of goods sold	2,624	2,588	2,382
Operating expenses
Distribution costs	273	298	275
Administrative and other expenses	2,342	2,190	2,014
Other income	(158)	(115)	(120)

Total net operating expenses	2,457	2,373	2,169

Total	5,081	4,961	4,551

Included in other income in 2011 is a profit of £29m on the sale of an investment and a gain of £8m on a stepped acquisition. Both these items are excluded from adjusted earnings.

Pearson plc

Notes to the consolidated financial statements continued

4. Operating expenses continued

All figures in £ millions	Notes	2011	2010	2009
By nature:
Utilisation of inventory	21	829	836	843
Depreciation of property, plant and equipment	10	70	69	64
Amortisation of intangible assets – Pre-publication	20	331	350	307
Amortisation of intangible assets – Other	11	187	152	131
Employee benefit expense	5	1,983	1,849	1,725
Operating lease rentals		185	166	157
Other property costs		50	50	70
Royalties expensed		500	524	479
Advertising, promotion and marketing		280	250	219
Information technology costs		77	78	72
Other costs		747	752	604
Other income		(158)	(115)	(120)

Total		5,081	4,961	4,551

During the year the Group obtained the following services from the Group’s auditors:

All figures in £ millions	2011	2010	2009
Fees payable to the company’s auditors for the audit of parent company and consolidated financial statements	4	4	4
The audit of the company’s subsidiaries pursuant to legislation	2	2	2
Tax services	2	2	2
Other services	1	2	1

Total	9	10	9

Reconciliation between audit and non-audit service fees is shown below:

All figures in £ millions	2011	2010	2009
Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	6	6	6
Non-audit fees	3	4	3

Total	9	10	9

Fees for attestation under section 404 of the Sarbanes-Oxley Act are allocated between fees payable for the audits of consolidated and subsidiary accounts.

Tax services include services related to tax planning and various other tax advisory matters. Other services mainly relate to due diligence on acquisitions.

Pearson plc

Notes to the consolidated financial statements continued

5. Employee information

All figures in £ millions	Notes	2011	2010	2009
Employee benefit expense
Wages and salaries (including termination benefits and restructuring costs)		1,711	1,603	1,507
Social security costs		136	121	113
Share-based payment costs	26	40	35	27
Retirement benefits – defined contribution plans	25	69	66	60
Retirement benefits – defined benefit plans	25	24	22	16
Other post-retirement benefits	25	3	2	2

Total		1,983	1,849	1,725

The details of the emoluments of the directors of Pearson plc are shown in the report on directors’ remuneration.

Average number employed	2011	2010	2009
Employee numbers
North American Education	16,133	14,828	15,606
International Education	13,646	10,713	8,899
Professional	4,561	3,721	2,662
FT Group	2,765	2,557	2,328
Penguin	3,557	3,470	4,163
Other	859	1,028	1,047

Continuing operations	41,521	36,317	34,705

The average number employed in discontinued operations in 2009 was 2,459.

6. Net finance costs

All figures in £ millions	Notes	2011	2010	2009
Interest payable		(66)	(82)	(92)
Net finance costs in respect of retirement benefits	25	—	(12)	(12)
Finance cost of put options and deferred consideration associated with acquisitions		(4)	—	—
Net foreign exchange losses		(22)	(9)	(7)
Other losses on financial instruments in a hedging relationship:
– fair value hedges		—	—	(1)
Other losses on financial instruments not in a hedging relationship:
– derivatives		(5)	(6)	(10)

Finance costs		(97)	(109)	(122)

Interest receivable		11	9	6
Net finance income in respect of retirement benefits	25	3	—	—
Net foreign exchange gains		11	18	—
Other gains on financial instruments in a hedging relationship:
– fair value hedges		—	—	4
Other gains on financial instruments not in a hedging relationship:
– amortisation of transitional adjustment on bonds		1	2	3
– derivatives		—	7	13

Finance income		26	36	26

Net finance costs		(71)	(73)	(96)

Pearson plc

Notes to the consolidated financial statements continued

6. Net finance costs continued

The £nil net gain (2010: £nil; 2009: £3m net gain) on fair value hedges comprises a £39m loss (2010: £40m loss; 2009: £96m gain) on the underlying bonds offset by a £39m gain (2010: £40m gain; 2009: £93m loss) on the related derivative financial instruments.

7. Income tax

All figures in £ millions	Notes	2011	2010	2009
Current tax
Charge in respect of current year		(205)	(82)	(106)
Adjustments in respect of prior years		43	13	7

Total current tax charge		(162)	(69)	(99)

Deferred tax
In respect of temporary differences		(35)	(77)	(51)
Adjustments in respect of prior years		(2)	—	4

Total deferred tax charge	13	(37)	(77)	(47)

Total tax charge		(199)	(146)	(146)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

All figures in £ millions	2011	2010	2009
Profit before tax	1,155	670	523
Tax calculated at UK rate (2011: 26.5%, 2010: 28%, 2009: 28%)	(306)	(188)	(147)
Effect of overseas tax rates	(35)	(40)	(27)
Joint venture and associate income reported net of tax	9	11	8
Net income not subject to tax	6	8	8
Gain on sale of businesses not subject to tax	88	—	—
Utilisation of previously unrecognised tax losses and credits	1	56	2
Unutilised tax losses	(3)	(6)	(1)
Adjustments in respect of prior years	41	13	11

Total tax charge	(199)	(146)	(146)

UK	(15)	(28)	(41)
Overseas	(184)	(118)	(105)

Total tax charge	(199)	(146)	(146)

Tax rate reflected in earnings	17.2%	21.8%	27.9%

A number of changes to the UK corporation tax system were announced in the June 2010 Budget Statement. The Finance (No.2) Act 2010 was enacted in July 2010 and reduced the main rate of corporation tax from 28% to 27% from 1 April 2011. The March 2011 Budget further reduced the rate of corporation tax from 1 April 2011 to 26% and this was substantially enacted at the end of March 2011. The Finance (No. 3) Act 2011 was enacted in July 2011 and reduces the main rate of corporation tax to 25% from 1 April 2012. The reduction in the rate of corporation tax to 25% did not result in a significant movement in the net deferred tax asset owing to the size of the net deferred tax asset in the UK.

Pearson plc

Notes to the consolidated financial statements continued

7. Income tax continued

The tax rate reflected in adjusted earnings is calculated as follows:

The tax benefit/(charge) recognised in other comprehensive income is as follows:

All figures in £ millions	2011	2010	2009
Pension contributions and actuarial gains and losses	7	(42)	79
Net investment hedges and other foreign exchange gains and losses	(4)	1	12

	3	(41)	91

A tax benefit of £3m (2010: tax benefit £4m; 2009 tax benefit £6m) relating to share-based payments has been recognised directly in equity.

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

All figures in £ millions	Notes	2011	2010	2009
Profit for the year from continuing operations		956	524	377
Non-controlling interest		1	5	(1)

Earnings from continuing operations		957	529	376
Profit for the year from discontinued operations	3	—	776	85
Non-controlling interest		—	(8)	(36)

Earnings		957	1,297	425

Weighted average number of shares (millions)		800.2	801.2	799.3
Effect of dilutive share options (millions)		1.7	1.8	0.8
Weighted average number of shares (millions) for diluted earnings		801.9	803.0	800.1

Earnings per share from continuing and discontinued operations
Basic		119.6p	161.9p	53.2p
Diluted		119.3p	161.5p	53.1p

Earnings per share from continuing operations
Basic		119.6p	66.0p	47.0p
Diluted		119.3p	65.9p	47.0p

Earnings per share from discontinued operations
Basic		—	95.9p	6.2p

Pearson plc

Notes to the consolidated financial statements continued

9. Dividends

All figures in £ millions	2011	2010	2009
Final paid in respect of prior year 25.7p (2010: 23.3p; 2009: 22.0p)	206	187	176
Interim paid in respect of current year 14.0p (2010: 13.0p; 2009: 12.2p)	112	105	97

	318	292	273

The directors are proposing a final dividend in respect of the financial year ended 31 December 2011 of 28.0p per share which will absorb an estimated £225m of shareholders’ funds. It will be paid on 4 May 2012 to shareholders who are on the register of members on 10 April 2012. These financial statements do not reflect this dividend.

10. Property, plant and equipment

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Cost
At 1 January 2010	348	815	7	1,170
Exchange differences	8	28	—	36
Additions	21	55	12	88
Disposals	(4)	(58)	—	(62)
Acquisition through business combination	8	25	—	33
Disposal through business disposal	(48)	(201)	—	(249)
Reclassifications	3	5	(8)	—

At 31 December 2010	336	669	11	1,016

Exchange differences	2	(2)	—	—
Additions	15	51	13	79
Disposals	(13)	(31)	—	(44)
Acquisition through business combination	11	21	—	32
Disposal through business disposal	—	(2)	—	(2)
Reclassifications	12	—	(12)	—

At 31 December 2011	363	706	12	1,081

Pearson plc

Notes to the consolidated financial statements continued

10. Property, plant and equipment continued

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Depreciation
At 1 January 2010	(174)	(608)	—	(782)
Exchange differences	(4)	(19)	—	(23)
Charge for the year	(16)	(66)	—	(82)
Disposals	3	58	—	61
Acquisition through business combination	(3)	(13)	—	(16)
Disposal through business disposal	28	164	—	192

At 31 December 2010	(166)	(484)	—	(650)

Exchange differences	(1)	1	—	—
Charge for the year	(16)	(54)	—	(70)
Disposals	2	29	—	31
Acquisition through business combination	(1)	(10)	—	(11)
Disposal through business disposal	—	2	—	2
Reclassifications	(5)	5	—	—

At 31 December 2011	(187)	(511)	—	(698)

Carrying amounts
At 1 January 2010	174	207	7	388
At 31 December 2010	170	185	11	366

At 31 December 2011	176	195	12	383

Depreciation expense of £15m (2010: £10m) has been included in the income statement in cost of goods sold, £10m (2010: £7m) in distribution expenses and £45m (2010: £52m) in administrative and other expenses. In 2011 £nil (2010: £13m) relates to discontinued operations.

The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £18m (2010: £12m).

Pearson plc

Notes to the consolidated financial statements continued

11. Intangible assets

All figures in £ millions	Goodwill	Software	Acquired customer lists and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Cost
At 1 January 2010	4,346	339	347	143	215	261	5,651
Exchange differences	140	9	10	4	9	10	182
Additions – internal development	—	41	—	—	—	—	41
Additions – purchased	—	15	—	—	—	—	15
Disposals	(11)	(18)	—	—	—	—	(29)
Acquisition through business combination	288	9	159	40	6	76	578
Disposal through business disposal	(195)	(43)	(85)	(1)	—	(41)	(365)

At 31 December 2010	4,568	352	431	186	230	306	6,073

Exchange differences	15	(1)	1	(1)	(12)	(1)	1
Additions – internal development	—	49	—	—	—	—	49
Additions – purchased	—	28	—	—	—	—	28
Disposals	—	(9)	—	—	—	—	(9)
Acquisition through business combination	620	9	200	68	—	100	997
Disposal through business disposal	(4)	—	—	—	(5)	—	(9)

At 31 December 2011	5,199	428	632	253	213	405	7,130

All figures in £ millions	Goodwill	Software	Acquired customer lists and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Amortisation
At 1 January 2010	—	(224)	(96)	(27)	(85)	(90)	(522)
Exchange differences	—	(5)	(3)	(2)	(2)	(1)	(13)
Charge for the year	—	(51)	(39)	(12)	(24)	(38)	(164)
Disposals	—	16	—	—	—	—	16
Acquisition through business combination	—	(5)	—	—	—	—	(5)
Disposal through business disposal	—	19	35	—	—	28	82

At 31 December 2010	—	(250)	(103)	(41)	(111)	(101)	(606)

Exchange differences	—	(2)	1	—	4	(3)	—
Charge for the year	—	(48)	(55)	(22)	(22)	(40)	(187)
Disposals	—	6	—	—	—	—	6
Acquisition through business combination	—	(2)	—	—	—	—	(2)
Disposal through business disposal	—	—	—	—	1	—	1

At 31 December 2011	—	(296)	(157)	(63)	(128)	(144)	(788)

Carrying amounts
At 1 January 2010	4,346	115	251	116	130	171	5,129
At 31 December 2010	4,568	102	328	145	119	205	5,467

At 31 December 2011	5,199	132	475	190	85	261	6,342

Pearson plc

Notes to the consolidated financial statements continued

11. Intangible assets continued

Goodwill

The goodwill carrying value of £5,199m relates to acquisitions completed after 1 January 1998. Prior to 1 January 1998 all goodwill was written off to reserves on the date of acquisition. £3,138m of the carrying value relates to acquisitions completed between 1 January 1998 and 31 December 2002 and £2,061m relates to acquisitions completed after 1 January 2003 (the date of transition to IFRS).

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

Amortisation of £10m (2010: £3m) is included in the income statement in cost of goods sold and £177m (2010: £149m) in administrative and other expenses. In 2011 £nil (2010: £12m) of amortisation relates to discontinued operations.

Impairment tests for cash-generating units containing goodwill

Impairment tests have been carried out where appropriate as described below. The recoverable amount for each unit tested exceeds its carrying value.

Goodwill in respect of continuing operations is allocated to 13 cash-generating units (CGUs) within the business segments as follows:

All figures in £ millions	2011	2010
US Education Publishing	2,127	1,976
US School Assessment and Information	792	683
Canada	192	197
International – Emerging Markets	508	310
International – UK	460	398
International – Rest Of World	228	205
Professional Publishing	13	13
Professional Assessment and Training	377	287

Pearson Education total	4,697	4,069

Financial Times	49	48
Mergermarket	138	136

FT Group total	187	184

Penguin US	198	196
Penguin UK	102	103
Penguin Asia Pacific & International	15	16

Penguin total	315	315

Total goodwill	5,199	4,568

Pearson plc

Notes to the consolidated financial statements continued

11. Intangible assets continued

Following a reorganisation within the International Education business the CGUs have been re-analysed into Emerging Markets, UK and Rest Of World to align with the management and reporting structure. The goodwill has been reallocated accordingly.

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

Discount rate The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific CGU. The average pre-tax discount rates used are in the range of 10.7% to 13.3% for the Pearson Education businesses (2010: 11.2% to 12.1%), 11.6% to 17.9% for the FT Group businesses (2010: 12.9% to 20.0%) and 10.7% to 12.5% for the Penguin businesses (2010: 10.5% to 13.0%).

Impairment tests for cash-generating units containing goodwill

Perpetuity growth rates A perpetuity growth rate of 2.0% was used for cash flows subsequent to the approved budget period for all CGUs in 2011 (2010: 2.0%). This perpetuity growth rate is a conservative rate and is considered to be lower than the long-term historic growth rates of the underlying territories in which the CGU operates and the long-term growth rate prospects of the sectors in which the CGU operates.

Cash flow growth rates The cash flow growth rates are derived from management’s latest forecast of sales taking into consideration experience of operating margins achieved in the CGU. Historically, such forecasts have been reasonably accurate.

Sensitivities

The Group’s impairment review is sensitive to a change in assumptions used, most notably the discount rates, the perpetuity growth rates and expected future cash flows. Based on the Group’s sensitivity analysis, a reasonably possible change in any of these assumptions is unlikely to cause an impairment in any of the CGUs.

12. Investments in joint ventures and associates

Joint ventures

All figures in £ millions	2011	2010
At beginning of year	18	18
Exchange differences	(3)	—
Share of loss after tax	(2)	(1)
Dividends	(2)	(3)
Additions and further investment	7	4

At end of year	18	18

Pearson plc

Notes to the consolidated financial statements continued

12. Investments in joint ventures and associates continued

Investments in joint ventures are accounted for using the equity method of accounting and are initially recognised at cost. The total goodwill recorded on acquisition of joint ventures at 31 December 2011 was £11m (2010: £12m).

The aggregate of the Group’s share of its joint ventures’ assets (including goodwill) and liabilities, none of which are individually significant, are as follows:

All figures in £ millions	2011	2010
Assets
Non-current assets	15	15
Current assets	17	14

Liabilities
Non-current liabilities	(1)	—
Current liabilities	(13)	(11)

Net assets	18	18

Income	22	17
Expenses	(24)	(18)

Loss after tax	(2)	(1)

Associates

All figures in £ millions	2011	2010
At beginning of year	53	12
Exchange differences	(3)	(1)
Share of profit after tax	35	42
Dividends	(30)	(20)
Additions	2	17
Disposals	(15)	—
Reversal of distribution from associate in excess of carrying value	—	(7)
Actuarial (losses)/gains on retirement benefit obligations	(8)	1
Transfer from other financial assets	—	9
Transfer to subsidiary	(20)	—

At end of year	14	53

In addition to the amounts disclosed above, FTSE International Ltd paid royalties of £13m (2010: £11m) to the FT Group during the year. This royalty payment ceased upon the disposal of FTSE International Ltd.

Included in the share of profit after tax in 2010 is a gain in fair value of £12m arising on a stepped acquisition by FTSE International Ltd.

Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The total goodwill recorded on acquisition of associates at 31 December 2011 was £nil (2010: £21m).

Pearson plc

Notes to the consolidated financial statements continued

12. Investments in joint ventures and associates continued

The Group’s interests in its principal associates, all of which are unlisted, are as follows:

	2011
All figures in £ millions	Country of incorporation	% interest held	Assets	Liabilities	Revenues	Profit
The Economist Newspaper Ltd	England	50	140	(140)	179	27
FTSE International Ltd*	England	50	—	—	31	7
Other			16	(2)	15	1

Total			156	(142)	225	35

*	FTSE International Ltd included to date of disposal

	2010
All figures in £ millions	Country of incorporation	% interest held	Assets	Liabilities	Revenues	Profit
The Economist Newspaper Ltd	England	50	129	(129)	169	25
FTSE International Ltd	England	50	62	(44)	45	17
Other			41	(6)	9	—

Total			232	(179)	223	42

The interests held in associates are equivalent to voting rights.

On 16 December 2011 the Group sold its 50% interest in FTSE International Ltd.

Gain on sale of FTSE International Ltd

All figures in £ millions	2011
Proceeds	428
Disposal costs	(1)
Net assets disposed	(15)

Gain on sale	412

13. Deferred income tax

All figures in £ millions	2011	2010
Deferred income tax assets	287	276
Deferred income tax liabilities	(620)	(471)

Net deferred income tax	(333)	(195)

Substantially all of the deferred tax assets are expected to be recovered after more than one year.

Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The Group has unrecognised deferred income tax assets of £13m at 31 December 2011(2010: £14m) in respect of UK losses, and approximately £15m (2010: £16m) in respect of losses in other territories. None of the unrecognised UK losses have expiry dates associated with them.

Pearson plc

Notes to the consolidated financial statements continued

13. Deferred income tax continued

The recognition of the deferred income tax assets is supported by management’s forecasts of the future profitability of the relevant business units.

The movement on the net deferred income tax account is as follows:

All figures in £ millions	Notes	2011	2010
At beginning of year		(195)	(86)
Exchange differences		(5)	(4)
Income statement charge	7	(37)	(72)
Acquisition through business combination	30	(96)	(37)
Disposal through business disposal	31	1	47
Tax charge to other comprehensive income or equity		(1)	(43)

At end of year		(333)	(195)

Included in the income statement charge above for 2010 is a £5m credit relating to discontinued operations.

The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Trading losses	Goodwill and intangibles	Returns provisions	Retirement benefit obligations	Other	Total
Deferred income tax assets
At 1 January 2010	22	11	92	68	194	387
Exchange differences	1	—	3	—	5	9
Acquisition through business combination	—	—	—	—	4	4
Disposal through business disposal	—	—	—	—	(7)	(7)
Income statement (charge)/benefit	(18)	(7)	1	(9)	(35)	(68)
Tax (charge)/benefit to other comprehensive income or equity	—	—	—	(53)	4	(49)

At 31 December 2010	5	4	96	6	165	276

Exchange differences	—	—	1	—	2	3
Acquisition through business combination	8	—	—	—	1	9
Income statement benefit/(charge)	1	(4)	(8)	19	(6)	2
Tax (charge)/benefit to other comprehensive income or equity	—	—	—	(6)	3	(3)

At 31 December 2011	14	—	89	19	165	287

Pearson plc

Notes to the consolidated financial statements continued

13. Deferred income tax continued

Other deferred income tax assets include temporary differences on share-based payments, inventory and other provisions.

All figures in £ millions	Goodwill and intangibles	Other	Total
Deferred income tax liabilities
At 1 January 2010	(319)	(154)	(473)
Exchange differences	(9)	(4)	(13)
Acquisition through business combination	(41)	—	(41)
Disposal through business disposal	25	29	54
Income statement benefit/(charge)	10	(14)	(4)
Tax benefit to other comprehensive income or equity	—	6	6

At 31 December 2010	(334)	(137)	(471)

Exchange differences	(6)	(2)	(8)
Acquisition through business combination	(102)	(3)	(105)
Disposal through business disposal	—	1	1
Income statement charge	(22)	(17)	(39)
Tax benefit to other comprehensive income or equity	—	2	2

At 31 December 2011	(464)	(156)	(620)

Other deferred income tax liabilities include temporary differences in respect of depreciation and royalty advances.

Pearson plc

Notes to the consolidated financial statements continued

14. Classification of financial instruments

The accounting classification of each class of the Group’s financial assets and financial liabilities, together with their fair values, is as follows:

		2011
		Fair value				Amortised cost
All figures in £ millions	Notes	Available for sale	Derivatives deemed held for trading	Derivatives in hedging relationships	Other liabilities	Loans and receivables	Other liabilities	Total carrying value	Total market value
Investments in unlisted securities	15	26	—	—	—	—	—	26	26
Cash and cash equivalents	17	—	—	—	—	1,369	—	1,369	1,369
Marketable securities		9	—	—	—	—	—	9	9
Derivative financial instruments	16	—	3	174	—	—	—	177	177
Trade receivables	22	—	—	—	—	1,061	—	1,061	1,061

Total financial assets		35	3	174	—	2,430	—	2,642	2,642

Derivative financial instruments	16	—	(1)	(2)	—	—	—	(3)	(3)
Trade payables	24	—	—	—	—	—	(483)	(483)	(483)
Other financial liabilities – put options over non-controlling interest	24	—	—	—	(86)	—	—	(86)	(86)
Bank loans and overdrafts	18	—	—	—	—	—	(78)	(78)	(78)
Borrowings due within one year	18	—	—	—	—	—	(9)	(9)	(9)
Borrowings due after more than one year	18	—	—	—	—	—	(1,964)	(1,964)	(2,000)

Total financial liabilities		—	(1)	(2)	(86)	—	(2,534)	(2,623)	(2,659)

Pearson plc

Notes to the consolidated financial statements continued

14. Classification of financial instruments continued

		2010
		Fair value				Amortised cost
All figures in £ millions	Notes	Available for sale	Derivatives deemed held for trading	Derivatives in hedging relationships	Other liabilities	Loans and receivables	Other liabilities	Total carrying value	Total market value
Investments in unlisted securities	15	58	—	—	—	—	—	58	58
Cash and cash equivalents	17	—	—	—	—	1,736	—	1,736	1,736
Marketable securities		12	—	—	—	—	—	12	12
Derivative financial instruments	16	—	8	132	—	—	—	140	140
Trade receivables	22	—	—	—	—	1,031	—	1,031	1,031

Total financial assets		70	8	132	—	2,767	—	2,977	2,977

Derivative financial instruments	16	—	—	(6)	—	—	—	(6)	(6)
Trade payables	24	—	—	—	—	—	(470)	(470)	(470)
Other financial liabilities – put option over non-controlling interest	24	—	—	—	(25)	—	—	(25)	(25)
Bank loans and overdrafts	18	—	—	—	—	—	(73)	(73)	(73)
Borrowings due within one year	18	—	—	—	—	—	(331)	(331)	(333)
Borrowings due after more than one year	18	—	—	—	—	—	(1,908)	(1,908)	(1,939)

Total financial liabilities		—	—	(6)	(25)	—	(2,782)	(2,813)	(2,846)

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

Pearson plc

Notes to the consolidated financial statements continued

15. Other financial assets

All figures in £ millions	2011	2010
At beginning of year	58	62
Exchange differences	—	1
Acquisition of investments	12	7
Transfers to associates	—	(9)
Disposal of investments	(44)	(3)

At end of year	26	58

Other financial assets comprise non-current unlisted securities.

16. Derivative financial instruments

The Group’s approach to the management of financial risks is set out in note 19. The Group’s outstanding derivative financial instruments are as follows:

	2011			2010
All figures in £ millions	Gross notional amounts	Assets	Liabilities	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	1,208	151	—	1,327	112	—
Interest rate derivatives – not in a hedge relationship	65	3	(1)	256	8	—
Cross currency rate derivatives – in a net investment hedge relationship	220	23	(2)	220	20	(6)

Total	1,493	177	(3)	1,803	140	(6)

Analysed as expiring:
In less than one year	—	—	(1)	319	6	—
Later than one year and not later than five years	946	81	(2)	749	74	(6)
Later than five years	547	96	—	735	60	—

Total	1,493	177	(3)	1,803	140	(6)

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

At the end of 2011, the currency split of the mark-to-market values of rate derivatives, including the exchange of principal on cross currency rate derivatives, was US dollar £(66)m, sterling £263m and South African rand £(23)m (2010: US dollar £(97)m, sterling £259m and South African rand £(28)m).

The fixed interest rates on outstanding rate derivative contracts at the end of 2011 range from 3.65% to 9.28% (2010: 3.65% to 9.28%) and the floating rates are based on LIBOR in US dollar and sterling.

The Group’s portfolio of rate derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility. The sensitivity of the portfolio to changes in market rates is set out in note 19.

Pearson plc

Notes to the consolidated financial statements continued

16. Derivative financial instruments continued

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

17. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2011	2010
Cash at bank and in hand	864	763
Short-term bank deposits	505	973

	1,369	1,736

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2011 the currency split of cash and cash equivalents was US dollar 31% (2010: 73%), sterling 38% (2010: 9%), euro 8% (2010: 6%) and other 23% (2010: 12%).

Cash and cash equivalents have fair values that approximate to their carrying value due to their short-term nature.

Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2011	2010
Cash and cash equivalents	1,369	1,736
Bank overdrafts	(78)	(72)

	1,291	1,664

Pearson plc

Notes to the consolidated financial statements continued

18. Financial liabilities – Borrowings

The Group’s current and non-current borrowings are as follows:

All figures in £ millions	2011	2010
Non-current
5.5% Global Dollar Bonds 2013 (nominal amount $350m)	233	236
5.7% US Dollar Bonds 2014 (nominal amount $400m)	286	288
7.0% Sterling Bonds 2014 (nominal amount £250m)	257	256
6.0% Sterling Bonds 2015 (nominal amount £300m)	298	297
4.0% US Dollar Notes 2016 (nominal amount $350m)	238	227
6.25% Global Dollar Bonds 2018 (nominal amount $550m)	419	389
4.625% US Dollar Notes 2018 (nominal amount $300m)	224	208
Finance lease liabilities	9	7

	1,964	1,908

Current
Due within one year or on demand:
Bank loans and overdrafts	78	73
7.0% Global Dollar Bonds 2011 (nominal amount $500m)	—	325
Finance lease liabilities	9	6
	87	404

Total borrowings	2,051	2,312

Included in the non-current borrowings above is £12m of accrued interest (2010: £12m). Included in the current borrowings above is £nil of accrued interest (2010: £1m).

The maturity of the Group’s non-current borrowing is as follows:

All figures in £ millions	2011	2010
Between one and two years	241	4
Between two and five years	1,080	1,080
Over five years	643	824

	1,964	1,908

The carrying amounts and market values of borrowings are as follows:

	2011			2010
All figures in £ millions	Effective interest rate	Carrying value	Market value	Carrying value	Market value
Bank loans and overdrafts	n/a	78	78	73	73
7.0% Global Dollar Bonds 2011	n/a	—	—	325	327
5.5% Global Dollar Bonds 2013	5.76%	233	237	236	241
5.7% US Dollar Bonds 2014	5.88%	286	280	288	277
7.0% Sterling Bonds 2014	7.20%	257	282	256	282
6.0% Sterling Bonds 2015	6.27%	298	340	297	329
4.0% US Dollar Notes 2016	4.26%	238	237	227	226
6.25% Global Dollar Bonds 2018	6.46%	419	409	389	385
4.625% US Dollar Notes 2018	4.69%	224	206	208	192
Finance lease liabilities	n/a	18	18	13	13

		2,051	2,087	2,312	2,345

Pearson plc

Notes to the consolidated financial statements continued

18. Financial liabilities – Borrowings continued

The market values stated above are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Group’s borrowings are denominated in the following currencies:

All figures in £ millions	2011	2010
US dollar	1,488	1,759
Sterling	563	553
Euro	—	—

	2,051	2,312

The Group has the following undrawn capacity on its committed borrowing facilities as at 31 December:

All figures in £ millions	2011	2010
Floating rate
– expiring within one year	—	—
– expiring beyond one year	1,126	1,118

	1,126	1,118

In addition to the above facilities, there are a number of short-term facilities that are utilised in the normal course of business.

All of the Group’s borrowings are unsecured. In respect of finance lease obligations, the rights to the leased asset revert to the lessor in the event of default.

The maturity of the Group’s finance lease obligations is as follows:

All figures in £ millions	2011	2010
Finance lease liabilities – minimum lease payments
Not later than one year	9	6
Later than one year and not later than two years	8	4
Later than two years and not later than three years	1	3
Later than three years and not later than four years	—	—
Later than four years and not later than five years	—	—
Later than five years	—	—
Future finance charges on finance leases	—	—

Present value of finance lease liabilities	18	13

The present value of finance lease liabilities is as follows:

All figures in £ millions	2011	2010
Not later than one year	9	6
Later than one year and not later than five years	9	7
Later than five years	—	—

	18	13

The carrying amounts of the Group’s lease obligations approximate their fair value.

Pearson plc

Notes to the consolidated financial statements continued

19. Financial risk management

The Group’s approach to the management of financial risks together with sensitivity analyses of its financial instruments is set out below.

Treasury policy

The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. The Group borrows principally in US dollars and sterling, at both floating and fixed rates of interest, using derivative financial instruments (‘derivatives’), where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts. The main risks arising from the Group’s financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the board, which are summarised below. All the treasury policies remained unchanged throughout, except for a revision to the Group’s bank counterparty limits.

The audit committee receives reports on the Group’s treasury activities, policies and procedures. The treasury department is not a profit centre and its activities are subject to regular internal audit.

Interest rate risk management

The Group’s exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into rate swaps, rate caps and forward rate agreements. The Group’s policy objective has continued to be to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt and before certain adjustments for IAS 39 ‘Financial Instruments: Recognition and Measurement’) to be hedged (i.e. fixed or capped at the year end) over the next four years, subject to a maximum of 65% and a minimum that starts at 40% and falls by 10% at each year end. At the end of 2011 the fixed to floating hedging ratio, on the above basis, was approximately 104%. This above-policy level reflects the receipt of the proceeds from the divestment of FTSE International Ltd in December 2011, combined with strong cash collections, resulting in lower than typical net debt and hence a higher hedging ratio. Our policy does not require us to cancel derivative contracts and we expect to return to compliance with this policy during 2012. A simultaneous 1% change on 1 January 2012 in the Group’s variable interest rates in US dollar and sterling, taking into account forecast seasonal debt, would have a £1m effect on profit before tax.

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

Pearson plc

Notes to the consolidated financial statements continued

19. Financial risk management continued

Liquidity and refinancing risk management

The Group’s objective is to secure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group’s policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and ten years. At the end of 2011 the average maturity of gross borrowings was 4.0 years (2010: 4.4 years) of which bonds represented 95% (2010: 96%) of these borrowings.

The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. All of the Group’s credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody’s and BBB+ from Standard & Poor’s, and the short-term ratings are P2 and A2 respectively. The Group’s policy is to strive to maintain a rating of Baa1/BBB+ over the long term. The Group will also continue to use internally a range of ratios to monitor and manage its finances. These include interest cover, net debt to operating profit and cash flow to debt measures. The Group also maintains undrawn committed borrowing facilities. At the end of 2011 the committed facilities amounted to £1,126m and their weighted average maturity was 3.9 years.

Analysis of Group debt, including the impact of derivatives

The following tables analyse the Group’s sources of funding and the impact of derivatives on the Group’s debt instruments.

The Group’s net debt position is set out below:

All figures in £ millions	2011	2010
Cash and cash equivalents	1,369	1,736
Marketable securities	9	12
Derivative financial instruments	174	134
Bank loans, overdrafts and loan notes	(78)	(73)
Bonds	(1,955)	(2,226)
Finance lease liabilities	(18)	(13)

Net debt	(499)	(430)

The split of net debt between fixed and floating rate, stated after the impact of rate derivatives, is as follows:

All figures in £ millions	2011	2010
Fixed rate	510	577
Floating rate	(11)	(147)

Total	499	430

Gross borrowings, after the impact of cross-currency rate derivatives, analysed by currency are as follows:

All figures in £ millions	2011	2010
US dollar	1,687	1,954
Sterling	343	333
Other	21	25

Total	2,051	2,312

Pearson plc

Notes to the consolidated financial statements continued

19. Financial risk management continued

Liquidity and refinancing risk management continued

As at 31 December 2011 the exposure of the borrowings of the Group to interest rate changes when the borrowings re-price is as follows:

All figures in £ millions	Less than one year	One to five years	More than five years	Total
Re-pricing profile of borrowings	87	1,321	643	2,051
Effect of rate derivatives	1,273	(726)	(547)	—

Total	1,360	595	96	2,051

The maturity of contracted cash flows associated with the Group’s financial liabilities are as follows:

	2011
All figures in £ millions	USD	GBP	Other	Total
Not later than one year	261	124	156	541
Later than one year and not later than five years	984	378	25	1,387
Later than five years	563	—	—	563

Total	1,808	502	181	2,491

Analysed as:
Bonds	1,553	675	—	2,228
Rate derivatives – inflows	(292)	(281)	—	(573)
Rate derivatives – outflows	321	5	27	353
Trade creditors	226	103	154	483

Total	1,808	502	181	2,491

	2010
All figures in £ millions	USD	GBP	Other	Total
Not later than one year	571	117	160	848
Later than one year and not later than five years	767	399	32	1,198
Later than five years	792	—	—	792

Total	2,130	516	192	2,838

Analysed as:
Bonds	1,938	710	—	2,648
Rate derivatives – inflows	(364)	(297)	—	(661)
Rate derivatives – outflows	340	7	34	381
Trade creditors	216	96	158	470

Total	2,130	516	192	2,838

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

Pearson plc

Notes to the consolidated financial statements continued

19. Financial risk management continued

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

Included within year end net debt, the net borrowings/(cash) in the hedging currencies above (taking into account the effect of cross currency swaps) were: US dollar £1,266m, sterling £(185)m and South African rand £(1)m.

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

Financial instruments – fair value measurement

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

Pearson plc

Notes to the consolidated financial statements continued

19. Financial risk management continued

Financial instruments – fair value measurement continued

	2011				2010
All figures in £ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Derivative financial assets	—	177	—	177	—	140	—	140
Marketable securities	—	9	—	9	—	12	—	12
Available for sale financial assets
Investments in unlisted securities	—	—	26	26	—	—	58	58
Financial liabilities at fair value
Derivative financial liabilities	—	(3)	—	(3)	—	(6)	—	(6)
Other financial liabilities – put options over non-controlling interest	—	—	(86)	(86)	—	—	(25)	(25)

Total	—	183	(60)	123	—	146	33	179

The following table analyses the movements in level 3 fair value measurements:

	2011		2010
All figures in £ millions	Investments in unlisted securities	Other financial liabilities	Investments in unlisted securities	Other financial liabilities
At beginning of year	58	(25)	62	(23)
Exchange differences	—	3	1	—
Additions	13	(63)	7	(2)
Fair value movements	—	(1)	—	—
Disposals	(45)	—	(12)	—

At end of year	26	(86)	58	(25)

The fair value of the investments in unlisted securities is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets. The fair value of other financial liabilities represents the present value of the estimated future liability.

Financial instruments – sensitivity analysis

As at 31 December 2011 the sensitivity of the carrying value of the Group’s financial instruments to fluctuations in interest rates and exchange rates is as follows:

All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling
Investments in unlisted securities	26	—	—	1	(1)
Cash and cash equivalents	1,369	—	—	(78)	96
Marketable securities	9	—	—	—	—
Derivative financial instruments	174	(53)	56	8	(10)
Bonds	(1,955)	52	(53)	127	(156)
Other borrowings	(96)	—	—	8	(10)
Put options over non-controlling interest	(86)	—	—	8	(10)
Other net financial assets	578	—	—	(43)	53

Total financial instruments	19	(1)	3	31	(38)

Pearson plc

Notes to the consolidated financial statements continued

19. Financial risk management continued

Financial instruments – sensitivity analysis continued

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

20. Intangible assets – Pre-publication

All figures in £ millions	2011	2010
Cost
At beginning of year	1,863	1,727
Exchange differences	6	52
Additions	331	319
Disposals	(249)	(248)
Acquisition through business combination	14	13

At end of year	1,965	1,863

Amortisation
At beginning of year	(1,216)	(1,077)
Exchange differences	(11)	(33)
Charge for the year	(331)	(350)
Disposals	249	248
Acquisition through business combination	(6)	(4)

At end of year	(1,315)	(1,216)

Carrying amounts

At end of year	650	647

Included in the above are pre-publication assets amounting to £413m (2010: £399m) which will be realised in more than one year.

Amortisation is included in the income statement in cost of goods sold.

21. Inventories

All figures in £ millions	2011	2010
Raw materials	24	34
Work in progress	20	19
Finished goods	363	376

	407	429

Pearson plc

Notes to the consolidated financial statements continued

21. Inventories continued

The cost of inventories relating to continuing operations recognised as an expense and included in the income statement in cost of goods sold amounted to £829m (2010: £836m). In 2011 £74m (2010: £87m) of inventory provisions was charged in the income statement. None of the inventory is pledged as security.

22. Trade and other receivables

All figures in £ millions	2011	2010
Current
Trade receivables	1,048	1,028
Royalty advances	107	111
Prepayments and accrued income	90	77
Other receivables	141	121

	1,386	1,337

Non-current
Trade receivables	13	3
Royalty advances	88	89
Prepayments and accrued income	34	28
Other receivables	16	9

	151	129

Trade receivables are stated at fair value, net of provisions for bad and doubtful debts and anticipated future sales returns. The movements on the provision for bad and doubtful debts are as follows:

All figures in £ millions	2011	2010
At beginning of year	(83)	(76)
Exchange differences	1	(2)
Income statement movements	(31)	(33)
Utilised	17	26
Acquisition through business combination	(8)	(3)
Disposal through business disposal	2	5

At end of year	(102)	(83)

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.

Pearson plc

Notes to the consolidated financial statements continued

22. Trade and other receivables continued

The ageing of the Group’s trade receivables is as follows:

All figures in £ millions	2011	2010
Within due date	1,097	1,180
Up to three months past due date	297	234
Three to six months past due date	46	39
Six to nine months past due date	10	6
Nine to 12 months past due date	14	13
More than 12 months past due date	50	21

Total trade receivables	1,514	1,493
Less: provision for bad and doubtful debts	(102)	(83)
Less: provision for sales returns	(351)	(379)

Net trade receivables	1,061	1,031

The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historic payment profiles. Management believe all the remaining receivable balances are fully recoverable.

23. Provisions for other liabilities and charges

All figures in £ millions	Deferred consideration	Property	Legal and other	Total
At 1 January 2011	29	20	11	60
Exchange differences	—	—	1	1
Charged to income statement	1	2	32	35
Released to income statement	—	(3)	—	(3)
Acquisition through business combination —current year	69	—	9	78
Utilised	(2)	(2)	(4)	(8)

At 31 December 2011	97	17	49	163

All figures in £ millions	2011	2010
Analysis of provisions
Non-current	115	42
Current	48	18

	163	60

Deferred consideration primarily relates to the acquisition of Fronter in 2009 and the formation of a venture in the US Professional business in 2011 for which deferred consideration of £66m is recognised.

Legal and other includes provisions in relation to legal claims, contract disputes and potential contract losses.

Pearson plc

Notes to the consolidated financial statements continued

24. Trade and other liabilities

All figures in £ millions	2011	2010
Trade payables	483	470
Social security and other taxes	25	22
Accruals	544	559
Deferred income	678	559
Interest payable	18	12
Put options over non-controlling interest	86	25
Other liabilities	232	204

	2,066	1,851

Less: non-current portion
Accruals	25	26
Deferred income	147	120
Put options over non-controlling interest	62	25
Interest payable	6	—
Other liabilities	85	75

	325	246

Current portion	1,741	1,605

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

The put options over non-controlling interest are the fair value of options held by the non-controlling interests in the Group’s Southern African, Indian and Mexican businesses.

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

Pearson plc

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Assumptions

The principal assumptions used for the UK Group plan and the US PRMB are shown below. Weighted average assumptions have been shown for the other plans, which primarily relate to US pension plans.

	2011			2010			2009
%	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB
Inflation	3.0	2.5	2.5	3.5	2.5	2.5	3.5	2.5	2.5
Rate used to discount plan liabilities	4.9	4.2	4.2	5.5	5.1	5.1	5.7	5.3	5.5
Expected return on assets	5.7	6.4	—	6.0	6.6	—	6.0	6.8	—
Expected rate of increase in salaries	4.0	4.0	—	4.7	4.0	—	5.0	4.0	—
Expected rate of increase for pensions in payment and deferred pensions	2.4 to 4.3	—	—	2.6 to 4.4	—	—	2.6 to 4.4	—	—
Initial rate of increase in healthcare rate	—	—	7.5	—	—	8.0	—	—	8.5
Ultimate rate of increase in healthcare rate	—	—	5.0	—	—	5.0	—	—	5.0

The UK discount rate is based on the annualised yield on the iBoxx over 15-year AA-rated corporate bond index, adjusted to reflect the duration of liabilities. The US discount rate is set by reference to a US bond portfolio matching model.

The inflation rate for the UK Group plan of 3.0% reflects the RPI rate. In line with changes to legislation in 2010 certain benefits have been calculated with reference to CPI as the inflationary measure and in these instances a rate of 2.0% has been used. The change from RPI to CPI for deferred revaluation and Post 88 GMP pension increases in payment for 2010 has been included in the prior year results, resulting in a gain of £23m, taken as an actuarial gain on the obligation.

The expected rates of return on categories of plan assets are determined by reference to relevant indices. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan’s investment portfolio, plus a diversification premium.

The expected rate of increase in salaries has been set at 4.0% for 2011 with a short-term assumption of 3.3% for three years.

For the UK plan the mortality base table assumptions have been derived from the SAPS ‘all pensioners’ tables for males and the SAPS ‘normal health pensioners’ tables for females, adjusted to reflect the observed experience of the plan, with medium cohort improvement factors. A 1.5% improvement floor on the medium cohort is applied for males, and 1.25% for females, with tapering.

For the US plans the RP2000 table is used, reflecting the mortality assumption most prevalent in the US. In 2010 a 10 year projection was added.

Pearson plc

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK Group plan and US plans is as follows:

	UK		US
	2011	2010	2011	2010
Male	22.6	22.8	19.2	18.4
Female	23.5	23.6	21.1	20.6

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

	UK		US
	2011	2010	2011	2010
Male	25.2	25.4	19.2	18.4
Female	25.6	25.7	21.1	20.6

Financial statement information

The amounts recognised in the income statement are as follows:

	2011
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	21	3	24	69	3	96

Total operating expense	21	3	24	69	3	96

Expected return on plan assets	(107)	(7)	(114)	—	—	(114)
Interest on plan liabilities	100	8	108	—	3	111

Net finance (income)/expense	(7)	1	(6)	—	3	(3)

Net income statement charge	14	4	18	69	6	93

Actual return on plan assets	161	5	166	—	—	166

	2010
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	21	2	23	68	2	93
Curtailments	(5)	—	(5)	—	—	(5)

Total operating expense	16	2	18	68	2	88

Expected return on plan assets	(93)	(7)	(100)	—	—	(100)
Interest on plan liabilities	100	9	109	—	3	112
Net finance expense	7	2	9	—	3	12

Net income statement charge	23	4	27	68	5	100

Actual return on plan assets	177	13	190	—	—	190

Pearson plc

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

	2009
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	14	3	17	62	2	81
Past service cost	—	1	1	—	—	1

Total operating expense	14	4	18	62	2	82

Expected return on plan assets	(83)	(5)	(88)	—	—	(88)
Interest on plan liabilities	89	8	97	—	3	100
Net finance expense	6	3	9	—	3	12

Net income statement charge	20	7	27	62	5	94

Actual return on plan assets	136	8	144	—	—	144

There are no amounts in the 2011 results relating to discontinued operations.

Included within the 2010 results are discontinued operations of £5m relating to the curtailment credit, a £1m charge relating to defined benefit schemes and a £2m charge relating to defined contribution schemes (2009: £2m charge relating to defined benefit schemes and £2m charge relating to defined contribution schemes).

The amounts recognised in the balance sheet are as follows:

	2011				2010
All figures in £ millions	UK Group plan	Other funded plans	Other unfunded plans	Total	UK Group plan	Other funded plans	Other unfunded plans	Total
Fair value of plan assets	2,008	149	—	2,157	1,847	135	—	1,982
Present value of defined benefit obligation	(1,983)	(173)	(24)	(2,180)	(1,852)	(158)	(20)	(2,030)

Net pension asset/(liability)	25	(24)	(24)	(23)	(5)	(23)	(20)	(48)

Other post-retirement medical benefit obligation				(85)				(72)
Other pension accruals				(33)				(28)

Net retirement benefit obligations				(141)				(148)

Analysed as:
Retirement benefit assets				25				—
Retirement benefit obligations				(166)				(148)

The following (losses)/gains have been recognised in other comprehensive income:

All figures in £ millions	2011	2010	2009
Amounts recognised for defined benefit plans	(47)	75	(295)
Amounts recognised for post-retirement medical benefit plans	(9)	(5)	(4)

Total recognised in year	(56)	70	(299)

Cumulative amounts recognised	(232)	(176)	(246)

Pearson plc

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

The fair value of plan assets comprises the following:

	2011			2010
%	UK Group plan	Other funded plans	Total	UK Group plan	Other funded plans	Total
Equities	31.6	2.7	34.3	27.0	3.3	30.3
Bonds	44.7	3.4	48.1	49.3	2.7	52.0
Properties	11.1	0.1	11.2	11.2	0.1	11.3
Other	5.6	0.8	6.4	5.6	0.8	6.4

The plan assets do not include any of the Group’s own financial instruments, or any property occupied by the Group.

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

	2011			2010
All figures in £ millions	UK Group plan	Other plans	Total	UK Group plan	Other plans	Total
Fair value of plan assets
Opening fair value of plan assets	1,847	135	1,982	1,609	118	1,727
Exchange differences	—	1	1	—	4	4
Expected return on plan assets	107	7	114	93	7	100
Actuarial gains/(losses)	54	(2)	52	84	6	90
Contributions by employer	71	18	89	132	13	145
Contributions by employee	3	—	3	3	—	3
Benefits paid	(74)	(10)	(84)	(74)	(13)	(87)

Closing fair value of plan assets	2,008	149	2,157	1,847	135	1,982

Present value of defined benefit obligation
Opening defined benefit obligation	(1,852)	(178)	(2,030)	(1,798)	(169)	(1,967)
Exchange differences	—	—	—	—	(5)	(5)
Current service cost	(21)	(3)	(24)	(21)	(2)	(23)
Curtailment	—	—	—	5	—	5
Interest cost	(100)	(8)	(108)	(100)	(9)	(109)
Actuarial losses	(81)	(18)	(99)	(9)	(6)	(15)
Contributions by employee	(3)	—	(3)	(3)	—	(3)
Benefits paid	74	10	84	74	13	87

Closing defined benefit obligation	(1,983)	(197)	(2,180)	(1,852)	(178)	(2,030)

Pearson plc

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Changes in the value of the US PRMB are as follows:

All figures in £ millions	2011	2010
Opening defined benefit obligation	(72)	(65)
Exchange differences	(2)	(2)
Current service cost	(3)	(2)
Interest cost	(3)	(3)
Actuarial losses	(9)	(5)
Benefits paid	4	5

Closing defined benefit obligation	(85)	(72)

The history of the defined benefit plans is as follows:

All figures in £ millions	2011	2010	2009	2008	2007
Fair value of plan assets	2,157	1,982	1,727	1,578	1,853
Present value of defined benefit obligation	(2,180)	(2,030)	(1,967)	(1,594)	(1,811)

Net pension (liability)/asset	(23)	(48)	(240)	(16)	42

Experience adjustments on plan assets	52	90	56	(268)	29
Experience adjustments on plan liabilities	(99)	(15)	(351)	194	50

Funding

The UK Group plan is self-administered with the plan’s assets being held independently of the Group. The trustees of the plan are required to act in the best interest of the plan’s beneficiaries. The most recent triennial actuarial valuation for funding purposes was completed as at 1 January 2009 and this valuation revealed a funding shortfall. The Group has agreed that the funding shortfall will be eliminated by 31 December 2020. In 2011 the Group contributed £48m (2010: £41m) towards the funding shortfall and has agreed to contribute a similar amount per annum until 2020 in excess of regular contributions. Regular contributions to the plan are estimated to be £22m for 2012.

Under UK law (section 75 debt) a company that participates in a multi-employer defined benefit plan is liable, on withdrawal from that pension plan, for its share of the total deficit in the plan calculated on a ‘solvency’ or ‘buy out’ basis. The Interactive Data sale and the termination of Interactive Data Corporation (Europe) Ltd’s participation in the UK Group plan triggered this ‘section 75’ liability. £68m was contributed to the plan in respect of this liability in 2010.

The Group expects to contribute $83m in 2012 and $86m in 2013 to its US pension plans.

Future benefit payments

The following table shows the expected benefit payments from the defined benefit plans over the next 10 years. These use actuarial assumptions as at 31 December 2011. These represent payments from the pension funds to pensioners and others entitled to benefits, and are not an indication of payments from the company. For company funding requirements refer to the prior section.

Pearson plc

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

All figures in £ millions	UK Group plan	Defined benefit other	Total
Expected future benefit payments:
2012	74	24	98
2013	76	23	99
2014	79	24	103
2015	82	21	103
2016	86	18	104
2017 to 2021 combined	479	80	559

Sensitivities

The net retirement benefit obligations are calculated using a number of assumptions, the most significant being the discount rate used to calculate the defined benefit obligation. The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2011
All figures in £ millions	1% increase	1% decrease
Effect on:
(Decrease)/increase in defined benefit obligation – UK Group plan	(282.0)	348.5
Decrease of aggregate of service cost and interest cost – UK Group plan	(0.7)	(1.2)
(Decrease)/increase in defined benefit obligation – US plan	(11.7)	14.0

The effect of members living one year more or one year less on the defined benefit obligation is as follows:

	2011
All figures in £ millions	1 year increase	1 year decrease
Effect on:
Increase/(decrease) in defined benefit obligation – UK Group plan	53.6	(52.1)
Increase/(decrease) in defined benefit obligation – US plan	1.9	(2.0)

The effect of a one percentage point increase and decrease in the assumed medical cost trend rates is as follows:

	2011
All figures in £ millions	1% increase	1% decrease
Effect on:
Increase/(decrease) in post-retirement medical benefit obligation	3.2	(2.8)
Increase/(decrease) of aggregate of service cost and interest cost	0.1	(0.1)

26. Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

All figures in £ millions	2011	2010	2009
Pearson plans	40	35	27

Pearson plc

Notes to the consolidated financial statements continued

26. Share-based payments continued

Share-based payments included in discontinued operations amounted to £nil (2010: £4m; 2009: £10m).

The Group operates the following equity-settled employee option and share plans:

Worldwide Save for Shares Plan Since 1994, the Group has operated a Save-As-You-Earn plan for UK employees. In 1998, the Group introduced a Worldwide Save for Shares Plan. Under these plans, employees can save a portion of their monthly salary over periods of three, five or seven years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the time of the commencement of the employee’s participation in the plan. Options that are not exercised within six months of the end of the savings period lapse unconditionally.

Employee Stock Purchase Plan In 2000, the Group established an Employee Stock Purchase Plan which allows all employees in the US to save a portion of their monthly salary over six month periods. At the end of the period, the employee has the option to purchase ADRs with their accumulated funds at a purchase price equal to 85% of the lower of the market price prevailing at the beginning or end of the period.

Long-Term Incentive Plan This plan was first introduced in 2001, renewed in 2006 and again in 2011. The plan consists of two parts: share options and/or restricted shares.

Options were last granted under this plan in 2001 based on a pre-grant earnings per share growth test and were not subject to further performance conditions on exercise. The options became exercisable in tranches and lapsed if they remained unexercised at the tenth anniversary of the date of grant. Any outstanding options remaining lapsed during 2011.

The vesting of restricted shares is normally dependent on continuing service over a three to five-year period, and in the case of senior management upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to senior management in March 2010 and May 2011 vest dependent on relative total shareholder return, return on invested capital and earnings per share growth. The award was split equally across all three measures. Other restricted shares awarded in 2010 and 2011 vest depending on continuing service over a three-year period.

Annual Bonus Share Matching Plan This plan permits executive directors and senior executives around the Group to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the Group meets an earnings per share growth target, the company will match them on a gross basis of up to one matching share for every invested share i.e. the maximum number of matching shares is equal to the number of shares that could have been acquired with the amount of the pre-tax annual bonus taken in invested shares.

In addition to the above, share options under Executive Share Option, Reward and Special Share Option Plans, legacy plans which were replaced with the introduction of the Long-Term Incentive Plan in 2001, lapsed during 2011.

Pearson plc

Notes to the consolidated financial statements continued

26. Share-based payments continued

The number and weighted average exercise prices of share options granted under the Group’s plans are as follows:

	2011		2010
	Number of share options 000s	Weighted average exercise price £	Number of share options 000s	Weighted average exercise price £
Outstanding at beginning of year	8,878	10.20	12,487	12.78
Granted during the year	1,157	8.92	628	8.06
Exercised during the year	(2,323)	7.27	(1,154)	7.12
Forfeited during the year	(457)	8.54	(457)	9.08
Expired during the year	(4,052)	14.12	(2,626)	23.47

Outstanding at end of year	3,203	7.15	8,878	10.20

Options exercisable at end of year	64	5.54	5,825	12.40

Options were exercised regularly throughout the year. The weighted average share price during the year was £11.14 (2010: £9.63). Early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognises in the income statement the amount that otherwise would have been recognised for services received over the remainder of the original vesting period.

The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

	2011		2010
Range of exercise prices £	Number of share options 000s	Weighted average contractual life Years	Number of share options 000s	Weighted average contractual life Years
0 – 5	—	—	38	0.65
5 – 10	3,203	2.51	4,757	1.86
10 – 15	—	—	4,083	0.36
15 – 20	—	—	—	—
20 – 25	—	—	—	—
>25	—	—	—	—

	3,203	2.51	8,878	1.17

In 2011 and 2010 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

Pearson plc

Notes to the consolidated financial statements continued

26. Share-based payments continued

The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2011 Weighted average	2010 Weighted average
Fair value	£2.97	£2.14
Weighted average share price	£11.47	£9.48
Weighted average exercise price	£8.92	£8.06
Expected volatility	27.50%	28.28%
Expected life	4.0 years	4.0 years
Risk free rate	1.91%	2.24%
Expected dividend yield	3.37%	3.75%
Forfeiture rate	3.5%	3.5%

The expected volatility is based on the historic volatility of the company’s share price over the previous three to seven years depending on the vesting term of the options.

The following shares were granted under restricted share arrangements:

	2011		2010
	Number of shares 000s	Weighted average fair value £	Number of shares 000s	Weighted average fair value £
Long-Term Incentive Plan	4,854	10.44	4,742	9.45
Annual Bonus Share Matching Plan	285	11.29	266	10.25

The fair value of shares granted under the Long-Term Incentive Plan that vest unconditionally is determined using the share price at the date of grant. The number of shares expected to vest is adjusted, based on historical experience, to account for potential forfeitures. Restricted shares granted under the Annual Bonus Share Matching Plan are valued using the share price at the date of grant. Participants under both plans are entitled to dividends during the vesting period and therefore the share price is not discounted.

Restricted shares with a market performance condition were valued by an independent actuary using a Monte Carlo model. Restricted shares with a non-market performance condition were fair valued based on the share price at the date of grant. Non-market performance conditions are taken into consideration by adjusting the number of shares expected to vest based on the most likely outcome of the relevant performance criteria.

27. Share capital and share premium

	Number of shares 000s	Ordinary shares £m	Share premium £m
At 1 January 2010	810,799	203	2,512
Issue of ordinary shares – share option schemes	1,878	—	12

At 31 December 2010	812,677	203	2,524

Issue of ordinary shares – share option schemes	2,949	1	20

At 31 December 2011	815,626	204	2,544

Pearson plc

Notes to the consolidated financial statements continued

27. Share capital and share premium continued

The ordinary shares have a par value of 25p per share (2010: 25p per share). All issued shares are fully paid. All shares have the same rights.

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

28. Treasury shares

	Pearson plc		Interactive Data		Total
	Number of shares 000s	£m	Number of shares 000s	£m	£m
At 1 January 2010	9,665	96	10,485	130	226
Purchase of treasury shares	8,000	77	—	—	77
Release/cancellation of treasury shares	(3,656)	(36)	(10,485)	(130)	(166)

At 31 December 2010	14,009	137	—	—	137

Purchase of treasury shares	5,387	60	—	—	60
Release of treasury shares	(4,731)	(48)	—	—	(48)

At 31 December 2011	14,665	149	—	—	149

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 1.8% (2010: 1.7%) of called-up share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share.

The nominal value of Pearson plc treasury shares amounts to £3.7m (2010: £3.5m).

At 31 December 2011 the market value of Pearson plc treasury shares was £177.4m (2010: £141.2m).

Pearson plc

Notes to the consolidated financial statements continued

29. Other comprehensive income

	2011
	Attributable to equity holders of the Company
All figures in £ millions	Translation reserve	Retained earnings	Total	Non-controlling interest	Total
Net exchange differences on translation of foreign operations	(38)	—	(38)	(6)	(44)
Actuarial losses on retirement benefit obligations – Group	—	(56)	(56)	—	(56)
Actuarial losses on retirement benefit obligations – associate	—	(8)	(8)		(8)
Tax on items recognised in other comprehensive income		3	3	—	3

Total other comprehensive expense for the year	(38)	(61)	(99)	(6)	(105)

	2010
	Attributable to equity holders of the Company			Non-controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Net exchange differences on translation of foreign operations	162	—	162	11	173
Currency translation adjustment disposed – subsidiaries	13	—	13	—	13
Actuarial gains on retirement benefit obligations – Group	—	70	70	—	70
Actuarial gains on retirement benefit obligations – associate	—	1	1	—	1
Tax on items recognised in other comprehensive income	—	(41)	(41)	—	(41)

Total other comprehensive income for the year	175	30	205	11	216

Pearson plc

Notes to the consolidated financial statements continued

29. Other comprehensive income continued

	2009
	Attributable to equity holders of the Company			Non-controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Net exchange differences on translation of foreign operations	(359)	—	(359)	(29)	(388)
Actuarial losses on retirement benefit obligations – Group	—	(299)	(299)	—	(299)
Actuarial losses on retirement benefit obligations – associate	—	(3)	(3)	—	(3)
Net increase in fair values of proportionate holding arising on stepped acquisition	—	18	18	—	18
Tax on items recognised in other comprehensive income	—	91	91	—	91

Total other comprehensive income for the year	(359)	(193)	(552)	(29)	(581)

30. Business combinations

On 31 May 2011 the North American Education business acquired Schoolnet, a leading provider of data-driven education software for students and teachers. On 10 June 2011, the International Education business completed the acquisition of EDI plc, a UK listed education services company operating primarily in the work based learning sector. On 1 November 2011 the North American Education business acquired Connections Education, a company that operates online or virtual public schools in the US and on 19 December 2011 the International Education business acquired Global Education and Technology Group, a leading provider of test preparation services for students in China who are learning English. The Group acquired a 100% interest in all the investments noted above.

Also in the year to 31 December 2011, the Group completed the acquisitions of CTI Education in South Africa, Tutorvista in India, Stark Holding in Germany, TQ in the UK and various other smaller acquisitions.

Pearson plc

Notes to the consolidated financial statements continued

30. Business combinations continued

Provisional values for the assets and liabilities arising from these and other acquisitions completed in the year together with adjustments to prior year acquisitions are as follows:

		2011						2010
All figures in £ millions	Notes	Schoolnet fair value	EDI fair value	Connections fair value	Global Education fair value	Other fair value	Total fair value	Total fair value
Property, plant and equipment	10	1	4	4	9	3	21	17
Intangible assets	11	56	57	141	1	120	375	285
Intangible assets – Pre-publication	20	—	—	9	—	(1)	8	9
Inventories		—	—	—	—	2	2	2
Trade and other receivables		4	14	22	4	14	58	41
Cash and cash equivalents		2	10	8	90	41	151	26
Financial liabilities – Borrowings		—	—	—	—	(9)	(9)	(13)
Net deferred income tax liabilities	13	(15)	(13)	(51)	—	(17)	(96)	(37)
Retirement benefit obligations		—	(1)	—	—	(3)	(4)	(1)
Provisions for other liabilities and charges	23	—	—	—	—	(78)	(78)	(10)
Trade and other liabilities		(8)	(16)	(13)	(21)	(57)	(115)	(37)
Current income tax liabilities		—	—	—	—	(2)	(2)	(3)
Non-controlling interest		—	—	—	—	(1)	(1)	(39)

Net assets acquired at fair value		40	55	120	83	12	310	240

Goodwill	11	102	60	130	103	225	620	288
Fair value of previously held interest arising on stepped acquisition		—	—	—	—	(15)	(15)	—

Total		142	115	250	186	222	915	528

Satisfied by:
Cash		(142)	(115)	(250)	(186)	(220)	(913)	(530)
Deferred consideration		—	—	—	—	—	—	(8)
Net prior year adjustments		—	—	—	—	(2)	(2)	10

Total consideration		(142)	(115)	(250)	(186)	(222)	(915)	(528)

The goodwill arising on these acquisitions results from substantial cost and revenue synergies and from benefits that cannot be separately recognised, such as the assembled workforce.

The fair value of trade and other receivables is £58m and includes trade receivables with a fair value of £47m. The gross contractual amount for trade receivables due is £55m of which £8m is expected to be uncollectable.

A provisional value of £1m of goodwill arising on 2011 acquisitions is expected to be deductible for tax purposes (2010: £12m).

Pearson plc

Notes to the consolidated financial statements continued

30. Business combinations continued

All figures in £ millions	2011	2010	2009
Cash flow on acquisitions
Cash – Current year acquisitions	(913)	(530)	(201)
Cash – Acquisitions yet to complete	—	—	(4)
Deferred payments for prior year acquisitions and other items	(5)	(20)	(32)
Cash and cash equivalents acquired	151	26	29
Acquisition costs paid	(12)	(11)	—

Net cash outflow	(779)	(535)	(208)

Acquisitions in 2011 contributed £129m to sales and £9m to operating profit before acquisition costs and amortisation of acquired intangibles from the date of acquisition to the balance sheet date. Of these amounts, Schoolnet contributed £15m of sales and a loss of £2m, EDI contributed £17m of sales and £5m of profit and Connections contributed £24m of sales and £6m of profit. As Global Education was acquired late in December 2011 it did not contribute a significant amount of sales or profit in 2011.

If the acquisitions had completed on 1 January 2011, the Group estimates that sales for the period would have been £6,042m and profit before tax would have been £1,163m.

31. Disposals

All figures in £ millions	Notes	2011	2010	2009
Disposal of subsidiaries
Property, plant and equipment	10	—	(57)	—
Intangible assets	11	(4)	(88)	—
Other financial assets		—	(3)	—
Inventories		(7)	—	—
Trade and other receivables		(5)	(103)	—
Cash and cash equivalents		(6)	(165)	—
Net deferred income tax liabilities	13	1	47	—
Retirement benefit obligations		1	8	—
Trade and other liabilities		2	132	—
Current income tax liabilities		1	12	—
Non-controlling interest		7	271	—
Attributable goodwill	11	(4)	(195)	—
Cumulative translation adjustment		—	(13)	—

Net assets disposed		(14)	(154)	—
Cash received		—	1,234	—
Costs		—	(43)	—

(Loss)/profit on sale		(14)	1,037	—

All figures in £ millions	2011	2010	2009
Cash flow from disposals
Cash – Current year disposals	—	1,234	—
Cash and cash equivalents disposed	(6)	(165)	—
Costs paid	—	(32)	—
Pension contribution paid on disposal	—	(53)	—

Net cash (outflow)/inflow	(6)	984	—

The disposal in 2011 relates to Longman Nigeria and in 2010 to Interactive Data. Further details of the Interactive Data disposal are shown in note 3.

Pearson plc

Notes to the consolidated financial statements continued

32. Transactions with non-controlling interest

In 2011 the remaining non-controlling interest in Sistema Educacional Brasileiro was acquired for £108m. In 2010 the transactions with non-controlling interests (£7m) comprise the acquisition of the remaining non-controlling interest in our Italian Education business and the receipt of proceeds from shares issued to employees of Interactive Data. In 2009 the transactions with non-controlling interests of £14m relates to the receipt of proceeds from shares issued to employees of Interactive Data.

33. Cash generated from operations

All figures in £ millions	Notes	2011	2010	2009
Profit		956	1,300	462
Adjustments for:
Income tax		199	480	198
Depreciation	10	70	82	85
Amortisation of acquired intangible assets	11	139	113	103
Amortisation of other intangible assets	11	48	51	44
Loss on sale of property, plant and equipment		—	3	2
Net finance costs	6	71	73	95
Share of results of joint ventures and associates	12	(33)	(41)	(30)
Profit on disposal of discontinued operations	3	—	(1,037)	—
(Profit)/loss on disposals		(435)	10	—
Acquisition costs		12	11	—
Net foreign exchange adjustment from transactions		24	(3)	(14)
Share-based payment costs	26	40	39	37
Pre-publication		2	29	(16)
Inventories		15	37	32
Trade and other receivables		(9)	(82)	(14)
Trade and other liabilities		31	165	103
Retirement benefit obligations		(65)	(64)	(72)
Provisions for other liabilities and charges		28	3	(3)

Net cash generated from operations		1,093	1,169	1,102

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

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

All figures in £ millions	2011	2010	2009
Net book amount	9	3	3
Loss on sale of property, plant and equipment	—	(3)	(2)

Proceeds from sale of property, plant and equipment	9	—	1

The principal other non-cash transactions are movements in finance lease obligations of £10m (2010: £2m; 2009: £8m).

Pearson plc

Notes to the consolidated financial statements continued

34. Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition there are contingent liabilities of the Group in respect of legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the group.

During the year various government bodies in the US and Europe have been in the process of investigating Penguin and other major publishers over the agency arrangements for selling ebooks. These investigations are ongoing and Penguin is cooperating fully with these inquiries. At the same time beginning in August 2011, Penguin and various other book publishers and book retailers have been sued in a number of private consumer class action law suits in the US which allege violation of the anti-trust and unfair competition laws by the defendants in connection with the adoption of the agency selling model for ebooks. The complaints in those suits generally seek treble damages, injunctive relief and attorneys’ fees. Penguin is defending itself in those actions and believes that it was fully compliant with all applicable laws.

35. Commitments

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

The future aggregate minimum lease payments in respect of operating leases are as follows:

All figures in £ millions	2011	2010
Not later than one year	179	164
Later than one year and not later than two years	164	151
Later than two years and not later than three years	149	130
Later than three years and not later than four years	134	112
Later than four years and not later than five years	119	95
Later than five years	980	785

	1,725	1,437

36. Related party transactions

Joint ventures and associates

Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12. There are no material amounts falling due from joint ventures and associates. In December 2011, the Group disposed of its 50% interest in FTSE International Ltd and details of this transaction are also shown in note 12.

Pearson plc

Notes to the consolidated financial statements continued

Key management personnel

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

37. Events after the balance sheet date

There were no significant post balance sheet events.

SIGNATURES

The registrant hereby certifies that it meets the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this annual report on its behalf.

Pearson plc

/s/ Robin Freestone
Robin Freestone
Chief Financial Officer

Date: March 27, 2012