Form 20-F
period 2012-12-31
PEARSON PLC
filed 2013-03-22
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON March 22, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2012

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

Ordinary Shares, 25p par value	817,042,980

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated file” and “large accelerated filer”, in Rule 12b-2 of the Exchange Act. (Check one):

☒  Large accelerated filer                         ☐  Accelerated filer                         ☐  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

☐ US GAAP	☒ International financial Reporting Standards as Issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐    No  ☒

INTRODUCTION

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

For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of £1.00 = $1.63, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2012. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On February 28, 2013 the noon buying rate for sterling was £1.00 = $1.52

The Group currently consists of three major worldwide businesses, Pearson Education, the FT Group (“FT”) and the Penguin Group (“Penguin”). See “Item 4. Information on the Company — Overview of operating divisions”.

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

The table below shows selected consolidated financial data under IFRS as issued by the IASB. The selected consolidated profit and loss account data for the years ended December 31, 2012, 2011 and 2010 and the selected consolidated balance sheet data as at December 31, 2012 and 2011 have been derived from our audited consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report.

In October 2012, Pearson and Bertelsmann entered into an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction is expected to complete in 2013 and, at that point, Pearson will no longer control the Penguin Group of companies but will account for its 47% associate interest on an equity basis. The anticipated loss of control results in the Penguin business being classified as held for sale on the Pearson balance sheet at December 31, 2012 and the results of Penguin have been included in discontinued operations for all the years through 2012.

The results of the Interactive Data Corporation (Interactive Data) in which Pearson held a 61% interest and which was disposed in July 2010, have been included in discontinued operations for all the years through 2010.

The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.

For convenience, we have translated the 2012 amounts into US dollars at the rate of £1.00 = $1.63, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2012.

	Year Ended December 31
	2012	2012		2011		2010		2009		2008
	$	£		£		£		£		£
	(In millions, except for per share amounts)
Consolidated Income Statement data
Total sales	8,246	5,059		4,817		4,610		4,138		3,502
Total operating profit	839	515		1,118		638		536		473
Profit after taxation from continuing operations	466	286		885		455		319		274
Profit for the financial year	536	329		956		1,300		462		323
Consolidated Earnings data per share
Basic earnings per equity share(1)	$0.66	40.5	p	119.6	p	161.9	p	53.2	p	36.6	p
Diluted earnings per equity share(2)	$0.66	40.5	p	119.3	p	161.5	p	53.1	p	36.6	p
Basic earnings from continuing operations per equity share(1)	$0.57	35.2	p	110.7	p	57.4	p	39.8	p	34.3	p
Diluted earnings from continuing operations per equity share(2)	$0.57	35.1	p	110.5	p	57.3	p	39.7	p	34.2	p
Dividends per ordinary share	$0.73	45.0	p	42.0	p	38.7	p	35.5	p	33.8	p
Consolidated Balance Sheet data at period end
Total assets (non-current assets plus current assets)	18,497	11,348		11,244		10,668		9,412		9,896
Net assets	9,307	5,710		5,962		5,605		4,636		5,024
Long-term obligations(3)	(5,175)	(3,175)		(3,192)		(2,821)		(3,051)		(2,902)
Capital stock	333	204		204		203		203		202
Number of equity shares outstanding (millions of ordinary shares)	817	817		816		813		810		809

Notes:

(1)	Basic earnings per equity share is based on profit for the financial period and the weighted average number of ordinary shares in issue during the period.
(2)	Diluted earnings per equity share is based on diluted earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings comprise earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options.
(3)	Long-term obligations comprise any liabilities with a maturity of more than one year, including medium and long-term borrowings, derivative financial instruments, pension obligations and deferred income tax liabilities.

Dividend information

We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at our annual general meeting. At our annual general meeting on April 26, 2013 our shareholders will be asked to approve a final dividend of 30.0p per ordinary share for the year ended December 31, 2012.

The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in The City of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2012 fiscal year will be paid on May 3, 2013.

Fiscal year	Interim	Final	Total	Interim	Final		Total
	(Pence per ordinary share)			(Cents per ordinary share)
2012	15.0	30.0	45.0	24.3	48.9	*	73.2
2011	14.0	28.0	42.0	22.1	45.2		67.3
2010	13.0	25.7	38.7	20.3	42.2		62.5
2009	12.2	23.3	35.5	19.8	34.3		54.1
2008	11.8	22.0	33.8	21.6	33.2		54.8

*	As the 2012 final dividend had not been paid by the filing date, the dividend has been translated into cents using the noon buying rate for sterling at December 31, 2012.

Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting the Group.

Exchange rate information

The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per pound sterling. The average rate is calculated by using the average of the noon buying rates in The City of New York on each day during a monthly period and on the last day of each month during an annual period. On December 31, 2012 the noon buying rate for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes for sterling was £1.00 = $1.63. On February 28, 2013 the noon buying rate for sterling was £1.00 = $1.52.

Month	High	Low
February 2013	$1.58	$1.51
January 2013	$1.63	$1.57
December 2012	$1.63	$1.60
November 2012	$1.61	$1.58
October 2012	$1.62	$1.59
September 2012	$1.63	$1.59

Year Ended December 31	Average rate
2012	$1.59
2011	$1.61
2010	$1.54
2009	$1.57
2008	$1.84

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

With the continued pressure on the worldwide economies during 2012, there is a continuing risk of a further weakening in trading conditions in 2013 which could adversely impact our financial performance. The effect of continued deterioration or lack of recovery in the global economy will vary across our different businesses and will depend on the depth, length and severity of any economic downturn. Specific economic risks by business are described more fully in the other risk factors below.

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

Our education, business information and book publishing businesses will be impacted by the rate of and state of technological change, including the digital revolution and other disruptive technologies.

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

We face competitive threats both from large media players and from smaller businesses, online and mobile portals and news redistributors operating in the digital arena and providing alternative sources of news and information. New distribution channels, e.g. digital format, the internet, online retailers, growing delivery platforms (e.g., e-readers), combined with the concentration of retailer power pose both threats and opportunities to our traditional consumer publishing models, potentially impacting both sales volumes and pricing.

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

Government changes can also affect the funding available for educational expenditure, which include the impact of education reform. Similarly, changes in the government procurement process for textbooks, learning material and student tests, and vocational training programs can also affect our markets. Changes in curricula, delays in the timing of the adoptions and changes in the student testing process can all affect these programs and therefore the size of our market in any given year. Changes in the UK government’s funding policy for apprenticeships affected the business model for the Pearson in Practice adult training business. As a result, in January 2013 we announced that we will exit this particular business. We will continue to provide training and support for young adults who wish to develop skills and enter the UK workforce through our qualifications and curriculum businesses.

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

Our education technology and assessment businesses are characterized by multi-million pound sterling contracts spread over several years. As in any contracting business, there are inherent risks associated with the bidding process, start-up, operational performance and contract compliance (including penalty clauses) which could adversely affect our financial performance and/or reputation. Failure to retain these contracts at the end of the contract term could adversely impact our future revenue growth. At Edexcel, our UK Examination board and testing business, any change in UK Government policy to examination marking could have a significant impact on our present business model.

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

Failure to generate anticipated revenue growth, synergies and/or cost savings from acquisitions and joint ventures could lead to goodwill and intangible asset impairments.

We continually acquire and dispose of businesses to achieve our strategic objectives. In 2012 we acquired Certiport, GlobalEnglish, Author Solutions Inc, Wall Street Indonesia, Wall Street Brazil, Inframation Group, EmbanetCompass and several other small acquisitions. Acquired goodwill and intangible assets could be impaired if we are unable to generate the anticipated revenue growth, synergies and/or cost savings associated with these or other acquisitions.

In October 2012, we entered into an agreement with Bertelsmann to combine our respective consumer publishing businesses in a newly-created combination named Penguin Random House in which we will hold a 47% equity interest. The combination is subject to customary regulatory and other approvals and is expected to complete in the second half of 2013.

We operate in markets which are dependent on Information Technology (IT) systems and technological change.

All our businesses, to a greater or lesser extent, are dependent on information technology. We either provide software and/or internet services to our customers or we use complex IT systems and products to support our business activities, particularly in business information publishing, back-office processing and infrastructure. We face several technological risks associated with software product development and service delivery in our educational businesses, information technology security (including virus and hacker attacks), e-commerce, enterprise resource planning system implementations and upgrades. Although plans and procedures are in place to reduce such risks, from time to time we have experienced verifiable attacks on our systems by unauthorized parties. To date such attacks have not resulted in any material damage to us, but our businesses could be adversely affected if our systems and infrastructure experience a significant failure or interruption.

Failure to comply with data privacy regulations and standards or weakness in internet security could result in a major data privacy breach causing reputational damage to our brands and financial loss.

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

The pace and scope of our business transformation initiatives increase the execution risk that benefits may not be fully realized or that our business as usual activities do not perform in line with expectations.

In parallel with the business transformation as we respond to the digital revolution and shift from a product to a services business, we will continue to look at opportunities to develop new business models and enhance organization structures. The increased pace and scope of change increases the risk that not all of these changes will deliver the expected benefits within anticipated timeframes. In addition, as a result of the increased pressure of transformational change, our business as usual activities may not perform in line with plans or our levels of customer service may not meet expectations.

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

As with any international business our earnings can be materially affected by exchange rate movements. We are particularly exposed to movements in the US dollar to sterling exchange rate as approximately 60% of our total revenue is generated in US dollars. In addition, we are increasingly exposed to a range of international currencies, most of which weakened against sterling in 2012. Sales for 2012, translated at 2011 average rates, would have been £29m or 1% higher.

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

The settlement of legal actions against Penguin over agency arrangements for selling eBooks might impact Penguin’s business.

Penguin has settled a civil lawsuit brought in April 2012 by the Antitrust Division of the United States Department of Justice (the “DOJ”) with respect to agency arrangements for selling eBooks by agreeing, along with other publishers, to a consent order that requires that the agency selling arrangements be discontinued. In addition, Penguin is in discussions with the Canadian Competition Bureau and the European Competition Commission to settle similar investigations by those entities. Penguin’s discontinuation of agency selling arrangements for eBooks could have an adverse impact on its future sales. Penguin is also subject to civil proceedings related to eBooks agency selling arrangements brought by state attorneys general in the United States as well as private plaintiffs in the United States and Canada. Settlement discussions are ongoing, but at this juncture there is no assurance that Penguin can reach a settlement of these cases to avoid trial. Moreover, if Penguin is able to conclude a settlement, it will involve Penguin’s payment of monetary damages.

The effects of a recent decision by the US Supreme Court interpreting US copyright law may have an adverse impact on our sales.

In a recent case, the US Supreme Court, reversing decisions by the District Court and Court of Appeals, held that the “first sale” doctrine of United States Copyright Law applied to copies of US copyrighted material printed outside of the United States. The decision would allow third parties to import into the United States for resale international editions of our US textbooks that the United States publisher or its affiliate or other authorized publisher published abroad. These international editions are often available in the countries of publication at prices significantly below those of the US editions. While the international editions may not substitute for the US editions, any widespread importation and resale in the United States of the lower cost international editions of our textbooks could adversely impact overall revenues.

ITEM 4.	INFORMATION ON THE COMPANY

Pearson plc

Pearson plc, (Pearson) is an international media and education company with its principal operations in the education, business information and consumer publishing markets. We create and manage intellectual property, which we promote and sell to our customers under well-known brand names, to inform, educate and entertain. We deliver our content in a variety of forms and through a variety of channels, including books, newspapers and online services. We increasingly offer services as well as content, from test creation, administration and processing to teacher development and school software. Though we operate in more than 70 countries around the world, today our largest markets are the US (55% of sales) and Europe (22% of sales) on a continuing basis.

Pearson was incorporated and registered in 1897 under the laws of England and Wales as a limited company and re-registered under the UK Companies Act as a public limited company in 1981. We conduct our operations primarily through our subsidiaries and other affiliates. Our principal executive offices are located at 80 Strand, London WC2R 0RL, United Kingdom (telephone: +44 (0) 20 7010 2000).

Overview of operating divisions

Pearson currently consists of three major worldwide businesses:

Pearson Education is a leading provider of educational materials and learning technologies. It provides test development, processing and scoring services to governments, educational institutions, corporations and professional bodies around the world. It publishes across the curriculum and provides a range of education services including teacher development, educational software and system-wide solutions, and also owns and operates schools. In 2012, Pearson Education operated through three worldwide segments, which we refer to as “North American Education”, “International Education” and “Professional”.

The FT Group provides business and financial news, data, comment and analysis, in print and online, to the international business community. The FT Group includes the Financial Times newspaper and FT.com website, a range of specialist financial magazines and online services, and Mergermarket, which provides proprietary forward-looking insights and intelligence to businesses and financial institutions. The FT Group has a 50% ownership stake in The Economist Group. During 2010 Interactive Data, in which Pearson held a 61% interest and which was part of the FT Group was sold. In addition, during 2011 the FT Group sold its 50% ownership stake in FTSE International.

The Penguin Group is one of the world’s leading consumer publishing businesses and an iconic global brand. We publish the works of many authors in an extensive portfolio of fiction, non-fiction and reference titles under imprints including Penguin, Hamish Hamilton, Putnam, Berkley, and Dorling Kindersley. In October 2012, Pearson and Bertelsmann entered into an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction is expected to complete in 2013 and, at that point, Pearson will no longer control the Penguin Group of companies but will hold a 47% equity interest in the combined Penguin Random House.

Our strategy

Pearson’s goal is to help people make progress in their lives through learning. Over the past 15 years, through a major programme of organic investment and acquisitions, Pearson has become the leading education company in the world, with unique geographic reach, product breadth and professional depth.

More recently, we have achieved particularly rapid growth in digital products and in education services businesses, which together now account for half our sales, and in emerging economies, which now make up 16% of sales on a continuing basis. At the same time, structural trends have placed some pressure on parts of our business including book publishing and financial advertising.

Looking ahead, we see considerable growth opportunities in education, driven by trends including rapid growth of the global middle class, adoption of learning technologies, the connection between education and career prospects and increasing consumer spend on education, especially in emerging economies.

We are therefore planning to significantly accelerate our push into digital learning, education services and emerging markets. For some time we have been focusing our acquisition and organic investment in these areas; we now intend a further significant reallocation of resources to these activities.

We are making a restructuring investment across three areas: the creation of Penguin Random House; the separation of Penguin from Pearson and the transformation of our education company. We are focusing our resources and capital on being an education services company that is global in its ambition and intensely local in its focus on its largest market opportunities.

We are therefore developing a new strategic framework to organise Pearson, to analyse opportunities, to allocate investment capital, to develop world-class products and services and to drive performance.

•

First, we are focusing on four global businesses: school, higher education, English and business education. We are taking an increasingly global view of educational needs, consumer trends and product development for these businesses;

•

Second, we are applying a rigorous framework to prioritise geographic markets and to evaluate where we offer global products and services; where we customise for local needs; and where we require a fully local approach. This will involve focusing investment on a small group of markets where we see our biggest growth opportunities; and reducing local infrastructure and investment in a ‘long tail’ of smaller markets.

•	Third, we are channeling our investment into four business models: direct to consumer; ‘Pearson Inside’ (our comprehensive institutional services); assessment and certification; and learning services.

Running throughout this strategy is a process to ensure that our products and services deliver demonstrable learning outcomes to the student or the institution. We have therefore developed the Pearson efficacy framework: a unique, rigorous and scalable quality assurance system that checks that the necessary conditions are in place for an education programme to deliver intended learning outcomes. We now require that all Pearson acquisitions and all product investments over $3m go through the Pearson efficacy framework and set out a plan to implement its recommendations before approval.

Through this process, we are accelerating the work that is already under way to transform Pearson from the world’s most international education publishing company to the world’s leading global learning services business. We believe it will provide Pearson with a larger market opportunity, sharper focus on the fastest-growing markets, stronger financial returns and a greater impact on educational outcomes.

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

We report Pearson Education’s performance in the three segments: North American Education, International Education, and Professional. In 2012, Pearson Education had sales of £4,616m or 91% (91% in 2011) of Pearson’s total continuing sales. Pearson Education generated 92% of Pearson’s continuing operating profit.

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

Our North American Assessment and Information business provides educational assessment services and solutions in the US, developing, scoring and processing a large volume of student tests each year, for US states and the federal government. We also develop clinical assessments for the professional practice areas of psychology, speech, language, hearing, occupational and physical therapy; global talent assessment and learning assessment.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2012 compared to year ended December 31, 2011 — Sales and operating profit by division — North American Education” for a discussion of developments during 2012 with respect to this division.

International Education

Our International Education business covers all educational publishing and related services outside North America. Our portfolio includes innovative text books, digital learning solutions, online testing and assessments and a suite of integrated services.

Our International schools business publishes educational materials in local languages in a number of countries, and is taking an active role in teaching. We are one of the world’s leading providers of English Language Teaching (ELT) materials for children and adults, published under the well-known Longman imprint. We are also teaching the English language in our Wall Street English group of language schools across 27 countries.

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

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2012 compared to year ended December 31, 2011 — Sales and operating profit by division — International Education” for a discussion of developments during 2012 with respect to this division.

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

Our professional testing business, Pearson VUE, manages major long-term contracts to provide qualification and assessment services through its network of test centers around the world. Key customers include major technology companies, the Graduate Management Admissions Council, the National Council of State Boards of Nursing, and the UK’s Driving Standards Agency.

Our professional training business provides technical education and training services with particular expertise in skills related to defense, engineering, oil and gas and construction sectors. Our UK adult training business, Pearson in Practice, has experienced a dramatic fall in demand as a result of changes to the UK government funding policy for apprenticeships, and we have announced that we are to exit this business.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2012 compared to year ended December 31, 2011 — Sales and operating profit by division — Professional” for a discussion of developments during 2012 with respect to this division.

The FT Group

The FT Group provides a broad range of data, analysis and services through a growing number of print, digital and mobile channels, to an audience of internationally-minded business people and financial institutions. In 2012, the FT Group had sales of £443m, or 9% of Pearson’s total continuing sales (9% in 2011), and contributed 8% of Pearson’s operating profit from continuing operations.

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

Mergermarket, our online financial data and intelligence provider, provides early stage proprietary intelligence to financial institutions and corporates. Its key products include Mergermarket, Debtwire, dealReporter, Wealthmonitor, and BioPharm Insight.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2012 compared to year ended December 31, 2011 — Sales and operating profit by division — FT Group” for a discussion of developments during 2012 with respect to this division.

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

Penguin sells directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel that best serves the specific requirements of an order. It also sells through online retailers such as Amazon.com, as well as Penguin’s own websites. Penguin also sells direct to the customer via digital sales agents.

In October 2012, Pearson and Bertelsmann entered into an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction is expected to complete in 2013 and, at that point, Pearson will no longer control the Penguin Group of companies but will hold a 47% equity interest in the combined Penguin Random House. Pearson will account for this 47% equity interest under the equity method.

The impending loss of control results in the Penguin business being classified as held for sale on the Pearson balance sheet at December 31, 2012 and the results for all years through 2012 have been included in discontinued operations.

In 2012, Penguin had sales of £1,053m, representing 17% of Pearson’s total continuing and discontinued sales (18% in 2011) and had operating profits of £62m.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2012 compared to year ended December 31, 2011 — Sales and operating profit by division  — The Penguin Group” for a discussion of developments during 2012 with respect to this division.

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

The US Iran Threat Reduction and Syria Human Rights Act of 2012 requires US-listed companies to disclose information relating to certain transactions with Iran, even when such transactions were in accordance with applicable laws. In 2012, certain non-US Group companies in compliance with applicable law provided a subscription to the Financial Times to an Iranian individual, accepted advertising in an FT Group publication from several Iranian banks, and sold English language Penguin Group imprint books to Iranian wholesalers and retailers. The gross revenues to the Group from these activities were approximately £75,500, and we estimate the net profit was approximately £8,000. In addition, a non-US Group company in compliance with applicable law issued credits in the amount of £53,000 in respect of returns of educational materials from prior years. The Group may undertake similar activities in future periods in accordance with applicable law.

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

In April 2012, the Antitrust Division of the United States Department of Justice (the “DOJ”) and the attorneys general of several U.S. states (the “State AGs”) commenced civil proceedings against Penguin, other major publishers and Apple Inc. with respect to agency arrangements for selling eBooks. The lawsuits alleged that the parties had conspired to end retailers’ control of eBooks pricing and to raise eBooks prices. Penguin has settled the DOJ lawsuit by agreeing, along with the other publishers, to a consent order that did not require any payments, but requires that the agency selling arrangements be discontinued. In addition, Penguin is in discussions with the Canadian Competition Bureau and the European Competition Commission to settle similar investigations by those entities. The lawsuits filed by the State AGs, as well as similar lawsuits by various private plaintiffs in the United States and Canada, seek monetary damages, and Penguin is in discussion to settle these claims.

Recent developments

In January 2013, the Group completed the purchase of a 5% equity investment in NOOK Media, LLC for $89.5m. NOOK Media is a new company consisting of Barnes & Noble’s digital businesses including its NOOK e-reader and tablets, the NOOK digital bookstore and its 674 college bookstores across America.

In February 2013, the Group completed the purchase of the remaining minority interest in TutorVista, the Bangalore based tutoring services company for £17m.

Organizational structure

Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of our significant subsidiaries as at December 31, 2012, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

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

Property, plant and equipment

Our headquarters are located at leasehold premises in London, England. We own or lease approximately 1,200 properties, including approximately 600 testing/teaching centers in 70 countries worldwide, the majority of which are located in the United Kingdom and the United States.

The properties owned and leased by us consist mainly of offices, distribution centers and computer testing/teaching centers.

The vast majority of our printing is carried out by third party suppliers. We operate a small digital print operation as part of our Pearson Assessment & Testing businesses which provides short-run and print-on-demand products, typically custom client applications.

We own the following principal properties at December 31, 2012:

General use of property	Location	Area in square feet
Warehouse/Office	Kirkwood, New York, USA	524,000
Warehouse/Office	Pittston, Pennsylvania, USA	406,000
Office	Iowa City, Iowa, USA	312,760
Warehouse/Office	Old Tappan, New Jersey, USA	212,041
Warehouse/Office	Cedar Rapids, Iowa, USA	205,000
Office	Southwark, London, UK	155,000
Office	Hadley, Massachusetts, USA	137,070
Printing	Owatonna, Minnesota, USA	128,000

We lease the following principal properties at December 31, 2012:

General use of property	Location	Area in square feet
Warehouse/Office	Lebanon, Indiana, USA	1,091,435
Warehouse/Office	Cranbury, New Jersey, USA	886,747
Warehouse/Office	Indianapolis, Indiana, USA	737,850
Warehouse/Office	San Antonio, Texas, USA	559,258
Office	Upper Saddle River, New Jersey, USA	474,801
Warehouse/Office	Rugby, UK	446,077
Office	New York City, New York, USA	435,799
Office	London, UK	282,923
Warehouse/Office	Newmarket, Ontario, Canada	278,912
Warehouse/Office	Melbourne, Victoria, Australia	197,255
Office	Boston, Massachusetts, USA	234,745
Warehouse/Office	Austin, Texas, USA	226,076
Warehouse/Office	Melbourne, Victoria, Australia	251,732
Office	Glenview, Illinois, USA	187,500
Warehouse/Office	Bedfordshire, UK	186,570
Warehouse/Office	Cape Town, South Africa	160,387
Office	Bloomington, Minnesota, USA	153,240
Warehouse/Office	Uttar Pradesh, India	145,041
Office	Manchester, UK	139,680
Office	Boston, Massachusetts, USA	138,112
Office	Harlow, UK	137,857
Office	Chandler, Arizona, USA	135,460
Warehouse/Office	Cedar Rapids, Iowa, USA	119,682
Office	Centennial, Colorado, USA	117,554
Office	New York City, New York, USA	117,478
Warehouse	Naucalpan, Mexico	113,638
Office	London, UK	112,000
Warehouse	Sao Paulo, Brazil	108,843
Call Center/Office	Lawrence, Kansas, USA	105,000

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for description of the Company’s capital expenditure.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

The Company has not received, 180 days or more before the end of the 2012 fiscal year, any written comments from the Securities and Exchange Commission staff regarding its periodic reports under the Exchange Act which remain unresolved.

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

General overview

Introduction

Sales from continuing operations increased from £4,817m in 2011 to £5,059m in 2012, an increase of 5%. The year on year growth was not materially impacted by currency movements. In 2012 currency movements had the effect of reducing reported sales by £29m when compared to the equivalent figures at constant 2011 rates. When measured at constant 2011 exchange rates, our sales grew 6%. The Education businesses all benefited from the additional contribution from acquisitions made in 2011 and 2012.

Reported operating profit (from continuing operations) decreased by 54% from £1,118m in 2011 to £515m in 2012. Operating profit in 2011 included the £412m profit on sale of our 50% interest in FTSE International Limited (FTSE) which is absent in 2012. In addition in 2012 a £113m loss has been recognised on the closure of the Pearson in Practice business. Currency movements also adversely affected operating profit, and we estimate that operating profit would have been approximately £7m higher if translated at constant 2011 exchange rates.

Profit before taxation in 2012 of £434m compared to a profit before taxation of £1,047m in 2011. The decrease of £613m includes the Pearson in Practice closure costs in 2012 and the FTSE sale gain recorded in 2011 but also reflects a slight increase in net finance costs. Net finance costs increased from £71m in 2011 to £81m in 2012. The Group’s net interest payable increased from £55m in 2011 to £65m in 2012, reflecting an increase in floating market interest rates on US dollar borrowings combined with the effect of higher average levels of net debt resulting from the Group’s acquisition activity during 2012. Also included in net finance costs are finance costs on put options and deferred consideration associated with acquisitions, foreign exchange and other gains and losses. In 2012 the total of these items was a loss of £29m compared to a loss of £19m in 2011. The majority of the loss in 2012 relates to movements in the valuation of put options associated with acquisitions. In 2011 the loss relates mainly to foreign exchange differences on a proportion of the unhedged US dollar proceeds from the Interactive Data sale in 2010.

In October 2012, Pearson and Bertelsmann entered into an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction is expected to complete in 2013 and, at that point, Pearson will no longer control the Penguin Group of companies but will hold a 47% equity interest in the combined Penguin Random House, which will be accounted for under the equity method. The impending loss of control results in the Penguin business being classified as held for sale on the Pearson balance sheet at 31 December 2012 and the results for 2012, 2011 and 2010 have been included in discontinued operations.

In July 2010, Pearson sold its 61% share of Interactive Data Corporation for $2bn. The results of Interactive Data have been included as discontinued operations for the period to 29 July 2010. Included in discontinued operations in 2010 is the gain on sale of Interactive Data of £1,037m and the attributable tax charge of £306m.

Net cash generated from operating activities decreased to £916m in 2012 from £1,093m in 2011. The principal reasons for the reduced cash flow were a reduction in the level of cash collection at the end of the year together with continuing investment in pre-publication and technology and an adverse impact from currency fluctuation. Our average working capital to sales ratio improved by a further 0.4 percentage points to 13.8% reflecting the benefits of our shift to more digital and service-orientated businesses. Average working capital comprises the average of the monthly carrying values over the relevant 12 month period for inventory, pre-publication costs, debtors and creditors. Net interest paid at £66m in 2012 was £6m more than the previous year, reflecting the overall increase in net interest. Tax paid in 2012 was £65m compared to £151m in 2011. The reduction in 2012 tax paid is largely the result of the permitted deferral of US tax payments into 2013 following Hurricane Sandy. Net capital expenditure on property, plant and equipment after proceeds from sales increased to £77m in 2012 from £58m in 2011. The net cash outflow in respect of businesses and investments acquired was £765m in 2012 and £800m in 2011 whilst the sale of FTSE generated £428m in 2011. Dividends from joint ventures and associates decreased from £30m in 2011 to £27m in 2012 partly as a result of the FTSE disposal. Dividends paid of £348m in 2012 (including £2m paid to non-controlling interests) compares to £319m in 2011 (including £1m paid to non-controlling interests). Overall net borrowings increased by £419m from £499m at the end of 2011 to £918m at the end of 2012. In 2012 the cash we invested in new acquisitions together with tax and dividend payments was enough to offset cash generated from operating activities.

Outlook

The external environment is likely to remain challenging for our developed world and publishing businesses in 2013 owing to a combination of cyclical and structural factors: pressures on education budgets and college enrollments; retail consolidation; the shift in our business model from print sales to digital subscriptions; changing consumer behaviour and a dynamic competitive landscape. In general, we expect market conditions to remain favourable for our businesses in developing economies and in education software and services.

In order to reshape the company to take advantage of significant growth opportunities, we will expense approximately £150m of re-structuring costs in 2013 (the restructuring cost will be approximately £100m net of cost savings achieved in the year). This investment has two objectives: to accelerate our transition from print to digital business models and from developed to developing economies; and to separate Penguin activities from Pearson central services and operations, and to reduce fixed cost infrastructure in Pearson, in preparation for the Penguin Random House merger.

We expect this transformation programme to generate approximately £100m of annual cost savings from 2014. In 2014, we intend to reinvest the cost savings in the organic development of our fast-growing digital, services and emerging markets businesses and further restructuring, including the Penguin Random House integration. We expect these businesses to contribute to faster organic growth, improving margins and improved cash flow and capital intensity from 2015. The precise phasing of restructuring costs and benefits will depend on timing of completion of the Penguin Random House combination, which remains subject to regulatory approval and which we expect to complete in the second half of 2013.

Pearson Education

In Education we expect to achieve modest revenue growth in 2013 with margins similar to 2012. In North America, we anticipate modest growth with challenging cyclical and structural market conditions in publishing offset by growth in digital and services. We expect our International education business to show good growth. Austerity measures will continue to affect education spending in much of the developed world and we expect a slower year for UK examinations and qualifications. However, we see significant opportunity in emerging markets in Asia, Latin America, the Middle East and Sub-Saharan Africa — which together accounted for 45% of our International education revenues in 2012. Our Professional education business will reflect the closure of our UK professional training business and continued growth from our professional certification business.

FT Group

We expect the FT Group to benefit from continued growth in digital and subscription revenues in 2013 but advertising to remain weak and volatile with profits reflecting further actions to accelerate the shift from print to digital. Mergermarket will benefit from its high subscription renewal rates, with market activity likely to boost its core product offerings.

The Penguin Group

As announced in 2012, subject to regulatory approval, we expect Penguin’s combination with Random House to be completed in the second half of 2013. We believe that the combined organisation will have a stronger platform and greater resources to invest in rich content, new digital publishing models and high-growth emerging markets. The organisation will generate synergies from shared resources such as warehousing, distribution, printing and central functions. We expect market conditions to remain similar to 2012 with a tough environment in the physical bookstore channel but helped by good growth in digital.

Sales information by operating division

The following table shows sales information for each of the past three years by operating division:

	Year Ended December 31
	2012	2011	2010
	£m	£m	£m
Education:
North American	2,658	2,584	2,640
International	1,568	1,424	1,234
Professional	390	382	333
FT Group	443	427	403

Total continuing operations	5,059	4,817	4,610

Discontinued operations	1,053	1,045	1,349

Total	6,112	5,862	5,959

Sales information by geographic market supplied

The following table shows sales information for each of the past three years by geographic region:

	Year Ended December 31
	2012	2011	2010
	£m	£m	£m
Continuing operations
European countries	1,096	1,107	977
North America	2,945	2,857	2,912
Asia Pacific	647	514	450
Other countries	371	339	271

Total continuing operations	5,059	4,817	4,610

Discontinued operations
European countries	238	229	307
North America	659	665	875
Asia Pacific	139	132	145
Other countries	17	19	22

Total discontinued operations	1,053	1,045	1,349

Total	6,112	5,862	5,959

Exchange rate fluctuations

We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was £1:$1.59 in 2012, £1:$1.60 in 2011 and £1:$1.54 in 2010. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. In 2012, Pearson generated 55% of its continuing sales in the US (2011: 56%; 2010: 60%). In 2012 we estimate that a five cent change in the average exchange rate between the US dollar and sterling would have had an impact on our reported earnings per share of 1.4p and a five cent change in the closing exchange rate between the US dollar and sterling would have had an impact on shareholders’ funds of approximately £143m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information. The year-end US dollar rate for 2012 was £1:$1.63 compared to £1:$1.55 for 2011. The impact on shareholders funds was a loss of £238m in 2012 compared to a loss of £44m in 2011. In 2011 the US dollar strengthened only slightly, and other currency movements were relatively more significant, causing the small loss. In 2012 the US dollar has weakened and was the most significant contributor to the increased loss.

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

Results of operations

Year ended December 31, 2012 compared to year ended December 31, 2011

Consolidated results of operations

Sales

Our total sales from continuing operations increased by £242m, or 5%, to £5,059m in 2012, from £4,817m in 2011. The increase reflected growth, on a constant exchange rate basis of 5% together with additional contributions from acquisitions made in both 2011 and 2012. The year on year growth wasn’t significantly impacted by movements in exchange rates and 2012 sales, translated at 2011 average exchange rates, would have been £5,088m.

Pearson Education increased sales by £226m or 5% from £4,390m to £4,616m. The North America, International and Professional businesses all contributed to the increase and were helped by acquisitions made in 2011 and 2012. We estimate that after excluding acquisitions and the negative impact of exchange, Pearson Education sales growth was flat in 2012 compared to 2011. Pearson Education, our largest business sector, accounted for 91% of our continuing business sales in 2012 and 91% in 2011. North America continued to be the most significant source of our sales and as a proportion of total continuing sales contributed 58% in 2012 and 59% in 2011.

The US higher education publishing market declined by 6% net in 2012, according to the Association of American Publishers. Total US College enrollments were lower in 2012 than 2011, affected by rising employment rates, state budget pressures and regulatory change affecting the for-profit sector. In a difficult trading environment Pearson gained share for the 14th consecutive year, again benefitting from our lead in technology and customization. The US school textbook publishing market declined 15% in 2012, according to the Association of American Publishers. There were several pressures on the industry including weakness in state budgets, a lower new adoption opportunity (total opportunity of $380m in 2012 against $650m in 2011) and delays in purchasing decisions during the transition to the new Common Core standards. Pearson gained share in tough market conditions, taking an estimated 31% of new adoptions where we competed. State funding pressures and the transition to Common Core assessments also made market conditions tough for our state assessment and teacher testing businesses; these were offset by good growth in secure online testing and in the clinical assessments business.

Our businesses in emerging markets continued to perform strongly, supported by good enrollment trends and sustained investment. Our UK business made solid progress during the year despite significant regulatory and policy changes across vocational and general qualifications, apprenticeships and higher education. In the rest of the world, a recovery in Japan following the 2011 tsunami and a strong competitive performance in Italy more than offset weak market conditions in Spain. After excluding the effect of acquisitions we estimate that there was growth of 13% at constant 2011 exchange rates in the International Education business. Professional sales increased in 2012 by 2%; the UK training business was weak but other parts of the professional division performed well.

FT Group sales were 4% ahead of last year driven by good underlying growth at both the Financial Times and Mergermarket. Growth at the Financial Times was driven by increases in digital readership and subscriptions, although advertising remained weak and volatile. Mergermarket grew well, despite challenging markets. FT Group sales accounted for 8% of our continuing business sales in 2012 and 9% in 2011.

Cost of goods sold and operating expenses

The following table summarizes our cost of sales and net operating expenses:

	Year Ended December 31
	2012	2011
	£m	£m
Cost of goods sold	2,224	2,072
Distribution costs	177	190
Administration and other expenses	2,111	1,999
Other operating income	(72)	(117)

Total	2,216	2,072

Cost of goods sold. Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges and the cost of service provision in the assessment and testing business. Our cost of sales increased by £152m, or 7%, to £2,224m in 2012, from £2,072m in 2011. The increase corresponds to the increase in sales, with cost of sales at 44.0% of sales in 2012 compares to 43.0% in 2011.

Distribution costs. Distribution costs consist primarily of shipping costs, postage and packing. A reduction in costs in 2012 reflects the change in product mix with digital and services businesses incurring less distribution expense.

Administration and other expenses. Our administration and other expenses increased by £112m, or 6%, to £2,111m in 2012, from £1,999m in 2011. As a percentage of sales they remained consistent at approximately 42% in 2012 and 41% in 2011.

Other operating income. Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions together with income from the sale of assets. Other operating income decreased to £72m in 2012 compared to £117m in 2011 largely due to the inclusion in 2011 of a £29m gain on the sale of an investment and an £8m gain on a stepped acquisition in the International Education business.

Loss on closure of subsidiary

The charge of £113m relates to the loss on the closure of the Pearson in Practice business.

Profit on sale of associate

On 16 December 2011 the FT Group completed the disposal of its 50% stake in FTSE International Limited (FTSE) realizing a profit on sale of £412m. This profit has been disclosed separately on the face of the income statement.

Share of results of joint ventures and associates

The contribution from our joint ventures and associates decreased from £33m in 2011 to £9m in 2012. Included in the 2011 figure were the results of the FTSE up to its disposal, which are not in the 2012 figures. In addition in 2012 there is a write down of £10m of goodwill relating to a joint venture in India.

Operating profit

The total operating profit decreased by £603m, or 54%, to £515m in 2012 from £1,118m in 2011. 2011 operating profit, includes the profit on sale of FTSE of £412m, and 2012 operating profit includes a charge of £113m relating to the loss on the closure of the Pearson in Practice business. After excluding these items, operating profit in 2012 decreased by £78m, or 11%.

Operating profit attributable to Pearson Education decreased by £165m, or 26%, to £474m in 2012, from £639m in 2011. The decrease was largely attributable to the £113m closure charge, together with intangible impairments and the weakness in trading of Pearson in Practice over the year. Operating profit attributable to the FT Group after taking out the profit on sale of FTSE decreased by £26m, or 39%, to £41m in 2012, from £67m in 2011. In 2011 the share of profit from the FTSE investment together with royalties received from FTSE was included within FT Group’s operating profits, and this totaled £20m.

Net finance costs

Net finance costs increased from £71m in 2011 to £81m in 2012. Net interest payable increased from £55m in 2011 to £65m in 2012, reflecting an increase in floating market interest rates on US dollar borrowings combined with the effect of higher average levels of net debt resulting from the Group’s acquisition activity during 2012. Although our fixed rate policy reduces the impact of changes in market interest rates, we were still able to benefit from low average US dollar and sterling interest rates during the year. Year-on-year, average three month LIBOR (weighted for the Group’s net borrowings in US dollars and sterling at each year end) rose by 0.2% to 0.5%. This increase in floating market interest rates combined with an increase in the Group’s average net debt helped drive the Group’s higher interest charge. These factors combined with a decrease in interest income on deposits created an increase in the Group’s average net interest payable from 6.5% to 7.0%. Overall net borrowings increased by £419m from £499m at the end of 2011 to £918m at the end of 2012. In 2012 we invested £759m in new acquisitions and that together with tax and dividend payments was enough to offset cash generated from operating activities.

Also included in net finance costs are finance costs on put options and deferred consideration associated with acquisitions, foreign exchange and other gains and losses. In 2012 the total of these items was a loss of £29m compared to a loss of £19m in 2011. The majority of the loss in 2012 relates to movements in the valuation of put options associated with acquisitions. In 2011 the loss relates mainly to foreign exchange differences on a proportion of the unhedged US dollar proceeds from the Interactive Data sale in 2010. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Taxation

The total tax charge in 2012 of £148m represents 34% of pre-tax profits compared to a charge of £162m or 16% of pre-tax profits in 2011. Our overseas profits, which arise mainly in the US, are largely subject to tax at higher rates than that in the UK (which had an effective statutory rate of 24.5% in 2012 and 26.5% in 2011). The increase in the tax rate in 2012 is largely due to the lack of tax relief on the loss on closure of Pearson in Practice together with the effect of a low tax charge in 2011 on the gain on disposal of FTSE.

Non-controlling interest

In 2012 there are non-controlling interests in the Group’s businesses in South Africa, China and India although none of these are material to the Group numbers. The non-controlling interest in the Group’s Brazilian business, SEB, was bought out in the first half of 2011.

Discontinued operations

In October 2012, Pearson and Bertelsmann entered into an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction is expected to complete in 2013 and, at that point, Pearson will no longer control the Penguin Group of companies but will hold a 47% equity interest in the combined Penguin Random House, which will be accounted for under the equity method. The impending loss of control results in the Penguin business being classified as held for sale on the Pearson balance sheet at December 31, 2012 and the results for all years through 2012 have been included in discontinued operations.

Profit for the year

The profit for the financial year in 2012 was £329m compared to a profit in 2011 of £956m. The 2011 profit included the contribution from the FTSE disposal of £412m, and 2012 included costs relating to business closures of £113m.

Earnings per ordinary share

The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 40.5p in 2012 compared to 119.6p in 2011 based on a weighted average number of shares in issue of 804.3m in 2012 and 800.2m in 2011. The decrease in earnings per share was due to the decrease in profit for 2012 described above and was not significantly affected by the movement in the weighted average number of shares.

The diluted earnings per ordinary share of 40.5p in 2012 and 119.3p in 2011 was not significantly different from the basic earnings per share in those years as the effect of dilutive share options was again not significant.

Exchange rate fluctuations

The weakening of non- US dollar currency against sterling on an average basis had an adverse impact on reported sales and profits in 2012 compared to 2011. 2012 sales, translated at 2011 average exchange rates, would have been higher by £29m and operating profit, translated at 2011 average exchange rates, would have been higher by £7m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and operating profit by division

The following tables summarize our sales and operating profit for each of Pearson’s business segments. Adjusted operating profit is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. See also note 2 of “Item 18. Financial Statements”.

In our adjusted operating profit we have excluded other net gains and losses, acquisition costs and amortization and impairment of acquired intangibles. The intangible charges relate to intangible assets acquired through business combinations and acquisition costs are the direct costs of acquiring those businesses. Neither of these charges are considered to be fully reflective of the underlying performance of the Group. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are also excluded from adjusted operating profit as they distort the performance of the Group.

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2012
£m	North American Education	International Education	Professional	FT Group	Continuing	Discontinued	Total
Sales	2,658	1,568	390	443	5,059	1,053	6,112
	53%	31%	7%	9%	100%
Total operating profit	463	135	(124)	41	515	62	577
	90%	26%	(24)%	8%	100%

Add back:
Other net gains and losses	—	—	123	—	123	32	155
Acquisition costs	7	8	1	4	20	1	21
Intangible charges	66	73	37	4	180	3	183

Adjusted operating profit: continuing operations	536	216	37	49	838	—	838
Adjusted operating profit: discontinued operations	—	—	—	—	—	98	98

Total adjusted operating profit	536	216	37	49	838	98	936

	57%	23%	4%	5%	89%	11%	100%

	Year Ended December 31, 2011
£m	North American Education	International Education	Professional	FT Group	Continuing	Discontinued	Total
Sales	2,584	1,424	382	427	4,817	1,045	5,862
	53%	30%	8%	9%	100%
Total operating profit	463	121	55	479	1,118	108	1,226
	41%	11%	5%	43%	100%

Add back:
Other net gains and losses	(29)	6	—	(412)	(435)	—	(435)
Acquisition costs	2	9	—	1	12	—	12
Intangible charges	57	60	11	8	136	3	139

Adjusted operating profit: continuing operations	493	196	66	76	831	—	831
Adjusted operating profit: discontinued operations	—	—	—	—	—	111	111

Total adjusted operating profit	493	196	66	76	831	111	942

	52%	21%	7%	8%	88%	12%	100%

North American Education

North American Education sales grew by £74m, or 3%, to £2,658m in 2012, from £2,584m in 2011 and adjusted operating profit increased by £43m, or 9%, to £536m in 2012 from £493m in 2011. The average dollar rate strengthened slightly from 2011 to 2012 which we estimate increased sales by £19m and adjusted operating profit by £5m when compared to the equivalent figures at constant 2011 exchange rates. At constant exchange and after taking account of the contribution from acquisitions there was underlying decline in sales of 4% and increase in profits of 3%.

In 2012, our strength in digital and services businesses and tight cost control enabled us to perform ahead of our more traditional print publishing markets, which declined by 10% for the industry as a whole and were adversely affected by state budget pressures and declines in college enrolments.

In US School, the textbook publishing market declined by 15% in 2012, according to the Association of American Publishers. There were several pressures on the industry including weakness in state budgets, a lower new adoption opportunity (total opportunity of $380m in 2012 against $650m in 2011) and delays in purchasing decisions during the transition to the new Common Core standards. Pearson gained share in very tough market conditions, taking an estimated 31% of new adoptions where we competed. enVision Math continued to perform strongly, with a recent What Works Clearing House study showing that students using the programme out-performed peers by between six and eight percentiles in math across a broad range of student populations. iLit, our new digital reading intervention programme, was successfully implemented in 20 districts with early results showing strong reading gains. Connections Education, which operates online K-12 schools in 22 states and a nationwide charter programme, served more than 43,000 students in 2012, up 31% from 2011 and broadened its product offering to include virtual classrooms for public school campuses. Connections Academy Schools have consistently high performance ratings, particularly in states focused on measuring growth in student learning.

At our Assessment and Information business, revenues were flat in 2012. State funding pressures and the transition to Common Core assessments continued to make market conditions tough for our state assessment and teacher testing businesses. We continued to produce strong growth in secure online testing and we increased online testing volumes by more than 10m, delivering 6.5 million state accountability tests, 4.5 million constructed response items and 2 1million spoken tests. We now assess oral proficiency in English, Spanish, French, Dutch, Arabic and Chinese. We also launched the Online Assessment Readiness Tool for the PARCC and the Smarter Balance Assessment Consortium (SBAC) Common Core consortia to help 45 states prepare for the transition to online assessments. We won new state contracts in Colorado and Misouri and a new contract with the College Board to deliver ReadiStep, a middle school assessment that measures and tracks college readiness skills. We extended our contract with the College Board to deliver the ACCUPLACER assessment, a computer-adaptive diagnostic, placement and online intervention system that supports 1,300 institutions and 7 million students annually. We won five Race To The Top state deals (Kentucky, Florida, Colorado, North Carolina and New York) led by Schoolnet. PowerSchool won three state/province-level contracts (North Carolina, New Brunswick and Northwest Territories). We launched our mobile PowerSchool applications and grew our third party partner ecosystems to over 50 partners. PowerSchool supports more than 12 million students up more than 20% on 2011 while Schoolnet supports 8.3 million students, up almost 160% on 2011. Our clinical assessment business was boosted by strong growth at AIMSweb, our progress monitoring service which enables early intervention and remediation for struggling students. AIMSweb delivered 58 million assessments in 2012, up 12%.

In Higher Education, the publishing market declined 6% net in 2012, according to the Association of American Publishers. Total US College enrolments were 2% lower in 2012 than in 2011, affected by rising employment rates, state budget pressures and regulatory change affecting the for-profit sector. In a difficult trading environment Pearson gained share for the 14th consecutive year, again benefitting from our lead in technology and customization. Student registrations at e-College grew 3% to 8.7 million, despite pressure in the for-profit college market. We won new online enterprise learning contracts with California Sate University and Rutgers University. Our strong managed enrolment services and student marketing product offering, coupled with continued strong growth at Arizona State University, helped our online enterprise learning business to grow 150% to almost 44,000 enrolments. During the year we acquired EmbanetCompass which provides a full range or services targeted towards online graduate programmes. Pearson’s pioneering ‘My Lab’ digital learning, homework and assessment programmes grew well with student registrations in North America up 11% to almost 10 million with strong usage growth with graded submissions up 12% to almost 320 million across the globe. OpenClass, Pearson’s free learning management system, has been installed by almost 1,300 K-12 and College institutions in the US and now serves approximately 100,000 users. During 2012 we launched Project Blue Sky, a cloud-based content service that allows college instructors to combine Open Educational Resources with instructor-created and Pearson content. We also launched Pearson Workforce Education which delivers more than 60 online courses in high demand occupational training areas from IT and Healthcare to management and soft skills courses; and Propero, which combines on-demand tutoring, student support and online courses to expand access to higher education and support degree completion.

Overall adjusted operating margins in the North American Education business were higher at 20.2% in 2012 compared to 19.1% in 2011 with the majority of the increase attributable to further cost efficiencies and the continued success of higher margin digital products.

International Education

International Education sales increased by £144m, or 10%, to £1,568m in 2012, from £1,424m in 2011 and adjusted operating profit increased by £20m, or 10%, to £216m in 2012 from £196m in 2011. At constant exchange and after taking account of the contribution from acquisitions there was underlying growth in sales of 7% and an increase in profits of 11%.

Our businesses in emerging markets continued to perform strongly, supported by good enrolment trends and sustained investment. Our UK business was resilient during the year despite significant regulatory and policy changes across vocational and general qualifications, apprenticeships and higher education. In the rest of the world, a recovery in Japan following the 2011 tsunami and a strong competitive performance in Italy more than offset weak market conditions in Spain.

In English Language Learning, Wall Street English, Pearson’s worldwide chain of English language centres for professionals, opened a net of 11 new centres around the world, bringing the total number to 460. Student numbers fell by 2% to more than 191,000, primarily due to the closure of a large franchise centre in Chile with approximately 7,000 students. MyEnglishLabs enrolments grew 60% to 263,000 supported by the launch of our next generation platform which supports 12 languages and 43 new courses. We acquired Global English during the year which is a leading provider of cloud-based, on-demand Business English learning, assessment and performance support software. More than 1.1 million students registered for our MyLab digital learning, homework and assessment programmes, an increase of 18%, with good growth in school, ELT and institutional selling in higher education.

In the UK, we market more than 6.3 million GCSE, A/AS level and other examinations with 90% using onscreen technology and more than 3.8 million test scripts for over half a million pupils taking National Curriculum Tests at Key Stage Two in 2012. We launched our Next Generation BTECs which are now the leading vocational qualification on the new funding and accountability frameworks in schools. Our Vocational qualifications business grew well with the continued popularity of BTEC amongst employers and universities and a strong performance in work-based learning (with registrations now up to 170,000) further boosted by a good performance from EDI, our provider of education and training qualifications and assessment services.

In China, student enrolments at Wall Street English increased 15% to almost 61,000, boosted by good underlying demand and the launch of ten new centres taking the total to 66. Our students rapidly acquire high-level English skills with average grade levels achieved rising 8% during 2012. Enrolments at Global Education, our test preparation services for English language qualifications, increased 16% to more than 1 million, through 73 owned and 372 franchised learning centres.

In South Africa we held share in school publishing in market conditions which were tougher than expected despite a year of major curriculum reform. Student enrolments grew strongly at CTI, our South African University, up 19% to more than 10,000. We partnered with UNISA, South Africa’s largest university and the largest distance learning provider in Africa, to provide 30,000 students with access to our MyLabs software, digital resources and customized eBooks.

In Brazil we ended 2012 with 533,000 students in our public and private sistemas (or learning systems) and added 24,000 students in our two largest private sistemas, COC and Dom Bosco, up 8% on 2011. Our public sistema, NAME, includes the top performing lower secondary school in Brazil and test scores for our public school students are, on average, 20% above the 2011 national IDEB standard for 4th and 8th grade students. In Mexico, we partnered with local curriculum and technology experts INITE to launch UTEL, a new university enabling Mexicans to enroll in online degree courses in management, IT, marketing, engineering and computer science. UTEL enrolled 2,500 undergraduate students and 4,000 learners in shorter corporate training or continuing professional education courses. UTEL’s services arm, Scala, signed its first contract to provide online learning services to an existing higher education institution.

In India, TutorVista is now managing 35 schools and its multimedia teaching solution Digiclass is installed in approximately 17,000 classrooms. ActiveTeach, our digital learning platform for schools, was adopted by 200 schools serving approximately 100,000 students. In the Middle East, the Abu Dhabi Education Council purchased our print and digital Math and Science resources for all schools from grades 6 to 10, the American University of Sharjah adopted MyLabs for four mathematics courses and three science courses, and we are providing access to digital course content for 5,000 students at Abu Dhabi’s Higher Colleges of Technology through our Pearson e-texts iPad app. In Italy, 6,000 students registered for MyEnglishLab Italiano, our new digital curriculum, helping us gain share in upper secondary adoptions and to see good growth overall.

Overall adjusted operating margins in the International Education business remained constant at 13.8% in both 2011 and 2012.

Professional

Professional sales increased by £8m, or 2%, to £390m in 2012 from £382m in 2011. Adjusted operating profit decreased by £29m or 44% to £37m in 2012, from £66m in 2011. The UK training business Pearson in Practice had a significant negative impact on the 2012 performance, while other parts of the professional division performed well.

Professional training was very weak with our UK adult training business Pearson in Practice, facing a dramatic fall in demand as a result of changes to the apprenticeships programme. Pearson believes that this business no longer has a sustainable model and announced in January that we are to exit Pearson in Practice. The cost of exit and impairment is £113m and is reported as a loss on closure in the 2012 financial statements.

Within professional training, TQ however continues to make significant progress in the direct delivery of training services overseas. In Saudi Arabia, we extended the contract to operate the Saudi Petroleum Services Institute for five years and won a five-year contract to run a new Institute at Al Khafji. In Oman, a TQ-led consortium won the bid to provide training to BP, including a wide range of technical and English language training for BP workers as they prepare to open up the Khazzan oilfield for full scale production in 2016.

Professional publishing grew modestly with good profit growth. In the US, the growth of eBook sales and other digital products and services continued to outpace ongoing challenges in the traditional retail channel.

Professional testing continued to see good revenue and profit growth with test volumes at Pearson VUE up 7% on 2011 to almost 8 million with Certiport adding an additional 2.3 million tests, up 13% on 2011. There were key renewals of the National Council of State Boards of Nursing contract running until 2019 and the Computing Technology Industry Association contract was secured with Pearson VUE as the single vendor running through to 2017. We won a number of new contracts including a 10 year contract to administer all computer and paper based tests for the Australia CPA Professional exams and five year contracts with the National Center for Assessment in Saudi Arabia and the National Council of State Boards of Nursing to provide the NCLEX-RN in Canada beginning in 2015 for ten Canadian registered nurse regulatory bodies. The partnership with the American Council on Education to develop an online General Educational Development (GED) test aligned with new Common Core standards has now launched computer based testing in 37 jurisdictions.

Overall adjusted operating margins in the Professional business were significantly lower at 9.5% in 2012 compared to 17.3% in 2011 as margins fell due to the poor performance at the Pearson in Practice business.

FT Group

Sales at FT Group increased by £16m or 4%, from £427m in 2011 to £443m in 2012. Adjusted operating profit decreased by £27m, from £76m in 2011 to £49m in 2012. Included in the 2011 figure is the share of profit from the investment in FTSE together with royalties received from FTSE prior to the date of sale. Together these totaled £20m and were included in adjusted operating profit.

Within the FT Group, digital and service revenues accounted for 50% of revenues, compared with 31% in 2008. Content comprised 61% of revenues and advertising accounted for 39%; these compare to 48% for content and 52% advertising in 2008.

The Financial Times (FT) digital readership continues to grow strongly with digital subscriptions increasing 18% to almost 316,000 and with 3.5 million FT Web App users. The FT’s total paid circulation was more than 602,000 across print and online, modestly up on 2011, with digital subscriptions exceeding print circulation for the first time. Mobile devices now account for 30% of FT.com traffic and 15% of new subscriptions. The FT now has almost 2,800 direct corporate licenses, up 40% on 2011. We continued to invest in new products and innovation, including launching a Windows 8 app and the FT Web App on Chrome for Android; a bespoke web app for Latin America; a re-brand of the conferences division, FT Live, with the introduction of live streaming at key events; and the launch of GatekeeperIQ, a new subscription service to track large, retail investment platforms.

Advertising was generally weak and volatile with poor visibility but the FT grew market share with mobile, luxury and business education showing good growth. Digital revenues benefited from the launch of FT SmartMatch, which automatically puts client content such as articles, white papers and videos in front of FT.com users while they are reading related FT new stories.

FT Live, our events business, continued to grow strongly and launch new events, including the Global Commodities Summit, delivering more than 200 events that attracted over 17,000 delegates. We launched a digital portal that offers on-demand webinars, live-streamed events and social media tools. Educational services are an important area of expansion. The FT Non-Executive Director Certificate (in partnership with Pearson Learning Studio and Edexcel) was attended by over 150 candidates across five intakes. FT Newslines, an annotations tool on FT.com that allows students and faculties from around the world to create and share annotations on FT articles, is now being used at many business schools. The new FTChinese MBA Gym App, which features tailored training courses categorized by topic, has ranked among the top paid-for education apps on the iTunes Store and was recognized as one of the ‘App Store Best of 2012’ by Apple in China.

Money-Media revenues and profits continued to grow well boosted by a strong subscription performance, with the number of individual users growing 6% year on year to 220,000, and new product launches, including Ignites Retirement Research which broadens Money-Media’s product offering into the investment industry research sector.

Mergermarket grew well, despite challenging markets, due to a good performance from Debtwire, mergermarket, Xtract and Remark underpinned by a strong offering following investment in its product breadth, strong editorial analysis and global presence. We launched several new products and services, including a new mergermarket Android app, a Debtwire Analytics platform in Europe and Policy and Regulatory Report (PaRR), a global intelligence, analysis and proprietary data product focused on competition law, IP and trade law, and sector-specific regulatory change. We also expanded our coverage in faster growth markets such as Latin America, China and the Middle East, generating new business and extending our international reach.

In the Economist Group, in which Pearson owns a 50% stake, The Economist launched three HTML5-powered apps in collaboration with FT Labs. The Economist’s worldwide print and digital circulation increased by 2% to 1.67m (at 31 December 2012) of which 150,000 customers bought digital-only copies. The Economist Intelligence Unit acquired Clearstate in Singapore and Bazian, a London-based healthcare research company, as part of its strategy to build a healthcare information business.

Overall adjusted operating margins at FT Group decreased from 17.8% in 2011 to 11.1% in 2012 as the effect of the FTSE disposal in 2011 impacted 2012.

The Penguin Group

Penguin sales increased by £8m or 1%, from £1,045m in 2011 to £1,053m in 2012 as the business faced tough conditions in the physical book market and adjusted operating profit was down 12% to £98m in 2012 from £111m in 2011. These results are included as part of reported discontinued operations.

In market conditions that remained challenging, Penguin had a solid year with momentum and share improving in the second half of the year. It also made several moves to offer a broader range of services to more authors across more platforms in more markets.

In the United States, we published 255 New York Times best sellers (254 in 2011) including No Easy Day: The Firsthand Account of the Mission that Killed Osama bin Laden by Mark Owen, Bared to You by Sylvia Day and Nate Silver’s The Signal and the Noise as well as new titles from bestselling authors including Ken Follett, Nora Roberts, Tom Clancy and Harlen Coben. In the UK, we published 90 Bookscan bestsellers, our best year on record (compared to 78 in 2011) including Sylvia Day’s Bared to You; Jamie Oliver’s 15 Minute Meals; Clare Balding’s My Animals and Other Family and Daniel Kahneman’s Thinking Fast and Slow.

eBook revenue grew strongly in 2012 and accounted for 17% of Penguin’s global revenue (12% in 2011), and almost 30% in the US (20% in 2011). We continued to invest in digital publishing programmes, making eBooks available in new markets including Australia, India, Brazil and China; launching a number of digital-only imprints around the world and expanding our eSpecials list. Global app sales grew by more than 200% driven by brands including Wreck this App, Mad Libs, Moshi Monsters and LEGO® . DK was Apple’s only trade publisher launch partner for the January launch of the iBooks Author 2 platform and now has more than 50 interactive titles available.

In Brazil, we acquired 45% of Companhia das Letras, a leading trade book publisher, and in India we launched a local eBook programme and enjoyed considerable success in commercial fiction with bestselling authors including Ravinder Singh and Shobhaa De. In China, we expanded our local publishing programmes in both Chinese and English with more than 100 titles now available, including its first local language top ten title, tennis player Li Na’s autobiography and launched its first list of eBooks.

DK performed strongly and grew share globally led by our LEGO® publishing list. In the UK, DK celebrated a number one bestseller with Mary Berry’s Complete Cookbook, which has sold more than one million copies worldwide. BradyGames had best sellers with Borderlands 2, Skylanders Giants and Call of Duty: Black Ops II. Author Solutions, which we acquired in July 2012 had a good start. It is the world’s leading provider of professional self-publishing services and broadens our expertise in online marketing, consumer analytics, professional services and user-generated content.

Penguin adjusted operating margins reduced from 10.6% in 2011 to 9.3% in 2012.

Year ended December 31, 2011 compared to year ended December 31, 2010

Consolidated results of operations

Sales

Our total sales from continuing operations increased by £207m, or 4%, to £4,817m in 2011, from £4,610m in 2010. The increase reflected growth, on a constant exchange rate basis, at all of our businesses together with additional contributions from acquisitions made in both 2010 and 2011. The year on year growth was impacted by movements in exchange rates, particularly in the US dollar. 2011 sales, translated at 2010 average exchange rates, would have been £4,862m.

Pearson Education increased sales by £183m or 4% from £4,207m to £4,390m. The International and Professional businesses both contributed to the increase and were helped by acquisitions made in 2010 and 2011. The North American business saw a sales decline of 2% at reported exchange rates although, in US dollar terms, 2011 sales were ahead of 2010. We estimate that after excluding acquisitions and the negative impact of exchange, Pearson Education sales growth was flat in 2011 compared to 2010. Pearson Education, our largest business sector, accounted for 91% of our continuing business sales in each of 2011 and 2010. North America continued to be the most significant source of our sales and as a proportion of total continuing sales contributed 54% in 2011 and 57% in 2010.

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

In 2011, we continued to make significant organic investments in the International Education business expanding the footprint of Wall Street English in China and rolling out our school services business in India whilst incurring significant charges from the integration of acquisitions, most notably of Sistema Educacional Brasiliero (SEB) in Brazil. After excluding the effect of acquisitions we estimate that there was growth of 4% at constant 2010 exchange rates in the International Education business. Professional sales increased in 2011 by 15% although much of this increase was acquisition related mainly due to the full year contribution from Pearson in Practice (formerly known as Melorio), the UK vocational training business acquired in June 2010 and other smaller acquisitions in 2011. In terms of constant last year exchange rates and after taking out the acquisitions there was still good growth in both the professional testing and professional publishing businesses.

FT Group sales were 6% ahead of last year driven by good underlying growth at both the Financial Times and Mergermarket. Growth at the Financial Times was driven by increases in digital readership and subscriptions, although advertising remained weak and volatile. Mergermarket continued to benefit from its global presence and product breadth which helped to increase usage, grow new sales and produce strong renewal rates. FT Group sales accounted for 9% of our continuing business sales in each of 2011 and 2010.

Cost of goods sold and operating expenses

The following table summarizes our cost of sales and net operating expenses:

	Year Ended December 31
	2011	2010
	£m	£m
Cost of goods sold	2,072	1,999
Distribution costs	190	174
Administration and other expenses	1,999	1,919
Other operating income	(117)	(79)

Total	2,072	2,014

Cost of goods sold. Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges and the cost of service provision in the assessment and testing business. Our cost of sales increased by £73m, or 4%, to £2,072m in 2011, from £1,999m in 2010. The increase corresponds to the increase in sales but is a lower percentage of sales as efficiencies and a mix effect has improved gross margins. Cost of sales at 43.0% of sales in 2011 compares to 43.3% in 2010.

Distribution costs. Distribution costs consist primarily of shipping costs, postage and packing. An increase in costs is in line with an increase in sales revenues.

Administration and other expenses. Our administration and other expenses increased by £80m, or 4%, to £1,999m in 2011, from £1,919m in 2010. As a percentage of sales they remained consistent at approximately 41% in 2011 and 42% in 2010.

Other operating income. Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions together with income from the sale of assets. Other operating income increased to £117m in 2011 compared to £79m in 2010 largely due to the inclusion in 2011 of a £29m gain on the sale of an investment and an £8m gain on a stepped acquisition in the International Education business.

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

Operating profit

The total operating profit increased by £480m, or 75%, to £1,118m in 2011 from £638m in 2010. 2011 operating profit, includes the profit on sale of FTSE of £412m and after excluding this item operating profit in 2011 increased by £68m or 11%.

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

Taxation

The total tax charge in 2011 of £162m represents 15% of pre-tax profits compared to a charge of £110m or 19% of pre-tax profits in 2010. Our overseas profits, which arise mainly in the US, are largely subject to tax at higher rates than that in the UK (which had an effective statutory rate of 26.5% in 2011 and 28% in 2010). The reduction in the tax rate in 2011, however, is largely due to the low tax charge on the gain on disposal of FTSE together with the effect of the prior year adjustments arising from settlements with tax authorities. In total these two items outweighed the favourable effect in 2010 from recognition of tax losses and credits utilised in connection with the Interactive Data sale. The tax charge relating to that sale in July 2010 is included in the loss on discontinued businesses.

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

Discontinued operations

The results of the Penguin Group have been classified as discontinued in 2011 and 2010.

Discontinued operations in 2010 also relate to Interactive Data Corporation. On July 29, 2010, Interactive Data, in which Pearson held a 61% interest, was sold. (Pearson’s share of the sale proceeds was $2bn). The results of Interactive Data have been included as discontinued operations up to July 29, 2010. Included in discontinued operations in 2010 is Interactive Data’s results for the seven months to the date of sale, the gain on sale of £1,037m and the attributable tax charge of £306m.

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

Exchange rate fluctuations

The weakening of the US dollar and other currencies against sterling on an average basis had an adverse impact on reported sales and profits in 2011 compared to 2010. 2011 sales, translated at 2010 average exchange rates, would have been higher by £105m and operating profit, translated at 2010 average exchange rates, would have been higher by £10m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding our management of exchange rate risks.

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

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2011
£m	North American Education	International Education	Professional	FT Group	Continuing	Discontinued	Total
Sales	2,584	1,424	382	427	4,817	1,045	5,862
	53%	30%	8%	9%	100%
Total operating profit	463	121	55	479	1,118	108	1,226
	41%	11%	5%	43%	100%

Add back:
Other net gains and losses	(29)	6	—	(412)	(435)	—	(435)
Acquisition costs	2	9	—	1	12	—	12
Intangible charges	57	60	11	8	136	3	139

Adjusted operating profit: continuing operations	493	196	66	76	831	—	831
Adjusted operating profit: discontinued operations	—	—	—	—	—	111	111

Total adjusted operating profit	493	196	66	76	831	111	942

	52%	21%	7%	8%	88%	12%	100%

	Year Ended December 31, 2010
£m	North American Education	International Education	Professional	FT Group	Continuing	Discontinued	Total
Sales	2,640	1,234	333	403	4,610	1,349	5,959
	57%	27%	7%	9%	100%
Total operating profit	415	119	42	62	638	1,215	1,853
	65%	18%	7%	10%	100%

Add back:
Other net gains and losses	—	10	—	(12)	(2)	(1,037)	(1,039)
Acquisition costs	1	7	2	1	11	—	11
Intangible charges	53	35	7	9	104	9	113

Adjusted operating profit: continuing operations	469	171	51	60	751	—	751
Adjusted operating profit: discontinued operations	—	—	—	—	—	187	187

Total adjusted operating profit	469	171	51	60	751	187	938

	50%	19%	5%	6%	80%	20%	100%

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

The US higher education publishing market was broadly level with 2010, according to the Association of American Publishers, with solid revenue growth in public colleges offset by enrolment declines in for-profit colleges following changes in Federal regulations. Pearson gained share, benefiting from its lead in technology and customisation, and has now grown faster than the US higher education industry for 13 consecutive years. The pioneering ‘MyLab’ digital learning, homework and assessment programmes grew strongly with student registrations in North America up 22% to almost nine million. Usage continued to grow strongly with graded submissions up 39% to almost 250 million across the globe. Evaluation studies show that the use of MyLab programmes can significantly improve student test scores and institutional efficiency. We developed a new model of enterprise-wide support for online higher education with Arizona State University Online and Ocean Community College. Through these long-term partnerships, Pearson runs the full online learning programmes for these institutions and earns revenues based on the success of the institution and its students. Pearson LearningStudio increased fully-online student enrolments by 20% to ten million. Renewal rates remain high at more than 80% by value with fewer large accounts up for renewal in the year.

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

In China, student enrolments at our Wall Street English centres increased 25% to 53,000, boosted by strong underlying demand and the launch of 11 new centres. In December 2011, we acquired Global Education and Technology Group, a leading provider of test preparation services for English Language and other professional qualifications. Global Education has approximately 450 (115 owned and 335 franchised) learning centres in 150 cities across China. In South Africa we gained share in school publishing, but market conditions were tougher than expected during a year of major curriculum reform. Student enrolments grew strongly at CTI, up 13% to 8,700, which continued to deliver significantly better completion rates than its peers and strong job placement rates of 70%. We delivered half a million secondary textbooks for Physics, Biology and History to all government secondary schools in Uganda, one million Junior African Writer readers to the Ministry of Education in Sierra Leone and almost two million textbooks in five subjects to secondary schools in Zimbabwe. In Brazil, we successfully completed the first stage of the SEB Pearson Sistemas integration with major investments and improvements across the business. Our Virtual Library grew strongly and now reaches two million students across 100 universities, and we entered the K-12 publishing market. In Colombia, we implemented a bilingual teacher training program in several states and in Chile we won a contract to evaluate the national college admissions test. In India, we incurred costs related to the acquisition of TutorVista and invested to grow the business. We have doubled the number of schools managed by TutorVista to 24 and the installations of its multimedia teaching tool Digiclass to approximately 10,000. Vocational and Professional enrolments at our IndiaCan joint venture grew more than 50% to 86,000, with particular strength in spoken English, Chartered Accountancy, Engineering and MBA qualifications. In the Middle East, our performance was boosted by sales of Reading Street and Scott Foresman Math in Saudi Arabian schools; Giancoli Physics and Thomas Calculus along with strong MyLabs uptake in Turkish colleges; and Haeussler Mathematics and Hubert Engineering along with strong MyLab redemptions in Egypt.

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

Professional

Professional sales increased by £49m, or 15%, to £382m in 2011 from £333m in 2010. Adjusted operating profit increased by £15m or 29% to £66m in 2011, from £51m in 2010. Sales growth in the assessment and training businesses was strong and benefited from a full year contribution from the acquisition of Melorio (now Pearson in Practice) in June 2010.

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

Despite significant regulatory and policy changes in the apprenticeship market, Pearson in Practice successfully graduated its largest IT cohort and launched or enhanced several new apprenticeship programmes in logistics, construction, management and customer service, business and health. We acquired TQ Holdings Ltd which provides technical education and training services to governments, institutions and corporations around the world with particular expertise in skills related to the defense, engineering, oil and gas and construction sectors.

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

The FT produced strong and accelerating growth in its digital readership with online subscriptions up 29% to 267,000, 2,000 direct corporate licences and FT.com registered users up 33% to more than four million. Combined paid print and digital circulation reached 600,000 in 2011, the highest circulation in the history of the FT. At the end of 2011, digital subscribers exceeded print circulation in the US for the first time. The Average Daily Global Audience across print and online grew 3% to 2.2 million people worldwide, our largest audience ever. Readership continued to migrate online and to mobile, which now generates 19% of traffic to FT.com. We launched FT web apps optimised for iPad and Android devices including a custom app for India. The web apps provide FT subscribers access to our content online and through mobile devices with a single subscription and data analytics allow us to better serve our customers. Advertising was generally weak and volatile with poor visibility. Growth in online advertising and the luxury category was offset by weakness in corporate advertising. FT Conferences had a very strong year, operating 75 events in 37 cities worldwide. Almost 9,000 senior executives from around the world attended these events. We launched the FT Non-Executive Certificate (in partnership with Pearson LearningStudio and Edexcel) in April 2011, enrolling more than 100 students. The certificate is designed to aid the professionalisation of the sector and increase diversity on UK boards. It is the first fully accredited formal education product for non-executive directors. We extended the breadth and depth of the FT’s premium subscription services through the launch of Brazil Confidential, extending our successful China Confidential franchise into another growth market. Medley Global Advisors (MGA) grew modestly despite challenging conditions for its customers due to new contract wins. Money-Media grew strongly fuelled by an increase in subscriptions and advertising.

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

The Penguin Group

Penguin sales declined by £8m or 1%, to £1,045m in 2011 from £1,053m in 2010 as the business faced tough conditions in the physical book market but adjusted operating profit was up 5% to £111m in 2011 from £106m in 2010. These results are included as part of reported discontinued operations.

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

Penguin adjusted operating margins improved in 2011 to 10.6% compared to 10.1% in 2010.

Liquidity and capital resources

Cash flows and financing

Net cash generated from operations decreased by £177m (or 16%) to £916m in 2012 from £1,093m in 2011. This decrease in cash generated from operations reflected a later sales profile in the second half of 2012 compared to 2011 (causing the corresponding cash collections to fall into 2013) and increased investment in pre-publication as more of our education programs are updated for digital delivery and adverse currency effects. The average working capital to sales ratio improved to 13.8% in 2012 from 14.2% in 2011 reflecting the more favourable working capital characteristics of digital and service businesses and reduced stock in our print publishing businesses. Net cash generated from operations decreased by £76m (or 7%), to £1,093m in 2011 from £1,169m in 2010. The decrease in net cash generated from operations in 2011 compared to 2010 reflected a lower year end contribution from working capital movements as pre-publication expenditure matched pre-publication amortization in 2011. In 2010, a strong school adoption year, pre-publication amortization exceeded expenditure. In 2011, the average working capital to sales ratio for our book publishing businesses over the whole year improved to 16.9% from 20.1% in 2010, reflecting the financial characteristics of the ongoing portfolio shift to more digital and service-orientated businesses. Average working capital is the average month end balance in the year of inventory (including pre-publication), receivables and payables.

Net interest paid increased to £66m in 2012 from £60m in 2011 due to higher average net debt following recent acquisitions, with some offset provided from receipt of the proceeds from the sale of FTSE International at the end of 2011. Net interest paid decreased to £60m in 2011 from £68m in 2010 in line with lower average net debt following receipt of the proceeds from the sale of Interactive Data.

Capital expenditure on property, plant and equipment and software intangibles was £151m in 2012, £144m in 2011 and £132m in 2010. Expenditure has been prioritized towards information technology and software to further enhance the digital capability of the Group.

The acquisition of subsidiaries, joint ventures and associates accounted for a cash outflow of £755m in 2012 against £788m in 2011 and £557m in 2010. The increase reflects the re-shaping of the portfolio following the sales of Interactive Data and FTSE International. The principal acquisitions in 2012 were of EmbanetCompass for £411m, Certiport for £88m, Author Solutions, Inc for £69m and GlobalEnglish Corporation for £63m. The principal acquisitions in 2011 were of Schoolnet for £141m, Education Development International for £108m, Connections Education for £244m, Global Education for £97m and TutorVista for £75m. The principal acquisitions in 2010 were of Sistema Educacional Brasileiro for £228m, Melorio for £97m, Wall Street Institute for £64m and America’s Choice for £53m.

The sale of subsidiaries and associates produced a net cash outflow of £11m in 2012 against inflows of £422m in 2011 and £734m in 2010. The cash outflow in 2012 primarily related to expenses incurred in advance of the formation of Penguin Random House. The proceeds in 2011 relate to the sale of the Group’s 50% holding in FTSE International. The proceeds in 2010 relate to the sale of Interactive Data, with proceeds received of £984m and tax paid relating to this disposal of £250m.

The cash outflow from financing of £23m in 2012 reflects a further 9% increase in the dividend, offset by the proceeds from a $500m US Dollar Note issued during the year. The cash outflow from financing of £790m in 2011 reflects the repayment of a $500m bond, a further 9% increase in the dividend and the final payment of £108m in the stepped acquisition of Sistema Educacional Brasileiro. The cash outflow from financing of £92m in 2010 reflects a further increase in the group dividend and the purchase of treasury shares, with some offset from a $350m US Dollar Note issued in the year.

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

At December 31, 2012, our net debt was £918m compared to net debt of £499m at December 31, 2011. Net debt is defined as all short-term, medium-term and long-term borrowing (including finance leases), less all cash, cash equivalents and liquid resources. Cash equivalents comprise short-term deposits with a maturity of up to 90 days, while liquid resources comprise short-term deposits with maturities of more than 90 days and other marketable instruments which are readily realizable and held on a short-term basis. Total Short-term, medium-term and long-term borrowing amounted to £2,279m at December 31, 2012, compared to £2,051m at December 31, 2011 reflecting the new $500m US dollar note issued during the year. At December 31, 2012, total cash and liquid resources were £1,177m, compared to £1,369m at December 31, 2011. This decrease is due to the continued re-investment of the proceeds from the sales of Interactive Data and FTSE International via the various acquisitions above.

Contractual obligations

The following table summarizes the maturity of our borrowings, our obligations under non-cancelable leases, and pension funding obligations, exclusive of anticipated interest payments. Due to the variability of future interest payments, these have been excluded from the table below.

	At December 31, 2012
	Total	Less than one year	One to two years	Two to five years	After five years
	£m	£m	£m	£m	£m
Gross borrowings:
Bank loans, overdrafts and commercial paper	55	33	22	—	—
Bonds	2,200	219	520	527	934
Finance lease obligations	17	10	4	3	—
Operating lease obligations	1,678	186	174	419	899
UK Pension funding obligations	205	41	41	123	—

Total	4,155	489	761	1,072	1,833

At December 31, 2012 the Group had capital commitments for fixed assets, including finance leases already under contract, of £17m (2011: £18m). There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal and royalty claims. None of these claims or guarantees is expected to result in a material gain or loss.

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

We have in place a committed revolving credit facility of $1.75bn, which matures in November 2015. At December 31, 2012, the full $1.75bn was available under this facility. This credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:

We must maintain the ratio of our profit before interest, tax and amortization to our net interest payable at no less than 3:1; and

We must maintain the ratio of our net debt to our EBITDA, which we explain below, at no more than 4:1.

“EBITDA” refers to earnings before interest, taxes, depreciation and amortization. We are currently in compliance with these covenants.

See note 18 of “Item 18. Financial Statements” for information on our longer term loans from banks and capital markets.

Treasury policy

Our treasury policy is described in note 19 of “Item 18. Financial Statements”. For a more detailed discussion of our borrowing and use of derivatives, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Related parties

There were no significant or unusual related party transactions in 2012, 2011 or 2010. Refer to note 37 in “Item 18. Financial Statements”.

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

The following table sets forth information concerning senior management, as of March 2013.

Name	Age	Position
Glen Moreno	69	Chairman
John Fallon	50	Chief Executive
David Arculus	66	Non-executive Director
Vivienne Cox	53	Senior Independent Director
Will Ethridge	61	Chief Executive, Pearson North American Education
Rona Fairhead	51	Chairman, The Financial Times Group
Robin Freestone	54	Chief Financial Officer
Susan Fuhrman	68	Non-executive Director
Ken Hydon	68	Non-executive Director
Josh Lewis	50	Non-executive Director
John Makinson	58	Chairman and Chief Executive, The Penguin Group

Marjorie Scardino was Chief Executive and a member of the board of directors through to December 31, 2012.

Glen Moreno

Appointed on October 1, 2005. Chairman of the nomination committee and member of the remuneration committee.

Glen has more than three decades of experience in business and finance, and is currently deputy chairman of The Financial Reporting Council Limited in the U.K and non-executive director of Fidelity International Limited. Previously, Glen was deputy chairman and senior independent director at Lloyds Banking Group plc, senior independent director of Man Group plc and acting chairman of UK Financial Investments Limited, the company set up by HM Treasury to manage the government’s shareholdings in British banks.

John Fallon

Appointed on October 3, 2012. Member of the nomination committee.

John became Pearson’s chief executive on 1 January 2013. Since 2008 he had been responsible for the company’s education businesses outside North America, and a member of the Pearson management committee.

He joined Pearson in 1997 as director of communications and was appointed president of Pearson Inc., a role he combined with his communications responsibilities, in 2000. In 2003, he was appointed CEO of Pearson’s educational publishing businesses for Europe, Middle East & Africa (EMA) and gradually took on a broader international education brief. Prior to joining Pearson, John was director of corporate affairs at Powergen plc, where he was also a member of the company’s executive committee. Earlier in his career, John held senior public policy and communication roles in UK local government.

David Arculus

Appointed on February 28, 2006. Chairman of the remuneration committee and member of the audit and nomination committees.

David has experience in banking, telecommunications and publishing in a long career in business. Currently he is chairman of Aldermore Bank plc, Numis Corporation plc, and the Advisory Board of the British Library. David’s previous roles include the chairmanship of 02 plc, Severn Trent plc and IPC Group, as well as chief operating officer of United Business Media plc and group managing director of EMAP plc and a non-executive director of Telefonica S.A. David served from 2002 to 2006 as chairman of the British government’s Better Regulation Task Force, which worked on reducing burdens on business.

Vivienne Cox

Appointed on January 1, 2012. Member of the audit, remuneration and nomination committees.

Vivienne has wide experience in energy, natural resources and business innovation. She worked for BP plc for 28 years, in Britain and continental Europe, in posts including executive vice president and chief executive of BP’s Gas, Power & Renewables business and its Alternative Energy unit. She is also non-executive director of mining company Rio Tinto plc, energy company BG Group plc, and Vallourec, which supplies tubular systems for the energy industry. She is also lead independent director at the UK Department for International Development. Vivienne also sits on the board of INSEAD and is a commissioner of the Airports Commission, which was set up by the UK government to examine any requirements for additional UK airport capacity.

Will Ethridge

Appointed on May 1, 2008.

Will has three decades of experience in education and educational publishing, including nearly a decade and a half at Pearson where he formerly headed our Higher Education, International and Professional Publishing business. Prior to joining Pearson in 1998, Will was a senior executive at Prentice Hall and Addison-Wesley, and before that an editor at Little, Brown and Co where he published in the fields of economics and politics. Will is a board member and former chairman of the Association of American Publishers (AAP) and board chairman of CourseSmart, a consortium of electronic textbook publishers.

Rona Fairhead

Appointed on June 1, 2002.

Rona, who has headed the Financial Times Group since 2006 and is a former finance director of Pearson, will step down from the Pearson board and leave the company at the annual general meeting in April 2013. She previously held senior management roles at specialty chemicals company ICI plc, and in aerospace with Bombardier/Shorts. She has an MBA from Harvard Business School. Rona currently serves as non-executive director of The Cabinet Office of UK Government and of HSBC Holdings plc, where she chairs the risk committee. She is also a member of the Cambridge University Library Visiting Committee. She was made a Commander of the British Empire in 2012.

Robin Freestone

Appointed on June 12, 2006.

Robin’s experience in management and accounting includes a previous role as group financial controller of Amersham plc (now part of General Electric) and senior financial positions with ICI plc, Zeneca and Henkel UK. He joined Pearson in 2004 as deputy chief financial officer and became chief financial officer in June 2006. Robin qualified as a chartered accountant with Touche Ross (now Deloitte), and is currently a non-executive director and founder shareholder of eChem Limited. Robin sits on the Advisory Group of the ICAEW’s Financial Reporting Committee and is chairman of The Hundred Group of Finance Directors.

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

Ken’s experience in finance and business includes roles in electronics, consumer products and healthcare. He is a non-executive director of Reckitt Benckiser Group plc, one of the world’s leading manufacturers and marketers of branded products in household cleaning and health and personal care. From 2004 to 2013 he was a non-executive director of Tesco plc. Previously, Ken was chief financial officer of Vodafone Group plc and financial director of subsidiaries of Racal Electronics.

Josh Lewis

Appointed on March 1, 2011. Member of the audit and nomination committees.

Josh’s experience spans finance, education and the development of digital enterprises. He is founder of Salmon River Capital LLC, a New York-based private equity/venture capital firm focused on technology-enabled businesses in education, financial services and other sectors. Over a 25 year career in active, principal investing, he has been involved in a broad range of successful companies, including several pioneering enterprises in the education sector. In addition, he has long been active in the non-profit education sector, with associations including New Leaders, New Classrooms, and the Bill & Melinda Gates Foundation. He is also a non-executive director of eVestment and Axioma, both financial technology companies, Parchment, an education data company, and PeriGen, a healthcare information technology provider.

John Makinson

Appointed on March 15, 1996.

John’s diverse background spans business, consultancy, financial journalism and publishing. He was finance director of Pearson before heading Penguin, and previously served as managing director of the Financial Times newspaper, where he had earlier served as editor of the popular Lex column. John co-founded Makinson Cowell, an international financial consultancy, and was vice chairman of the U.S. holding company of advertising firm Saatchi & Saatchi. John is chairman of the National Theatre and has been named chairman-designate of Penguin Random House, the consumer publishing venture planned by Pearson and Bertelsmann.

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

Remuneration policy

Our starting point continues to be that total remuneration should reward both short and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional performance.

Our goal as a company is to be the world’s leading learning company and to help people of all ages make progress in their lives through all kinds of learning. Pearson’s strategy has for some years focused on growth in digital products, educational services and emerging markets. We are now accelerating the implementation of that strategy through: four global businesses, four types of geographic market and four business models.

In financial terms, Pearson’s goal is to achieve sustainable growth on three key financial goals — earnings, cash and return on invested capital and reliable cash returns to our investors through healthy and growing dividends. We believe those are, in concert, good indicators that we are building the long-term value of Pearson. So those measures (or others that contribute to them, such as sales, profit and working capital) form the basis of our annual budgets and plans, and the basis for bonuses and long-term incentives.

Total remuneration is made up of fixed and performance-linked elements, with each element supporting different objectives. Base salary helps to recruit, reward and retain people and reflects competitive market level, role, skills, experience and individual contribution. Allowances and benefits help to recruit and retain people and reflect the local competitive market. Retirement benefits help to recruit and retain people and recognize their long-term commitment to the company. Annual incentives motivate the achievement of annual strategic goals and personal objectives, provide focus on key financial metrics and reward individual contribution to the success of the company. Long-term incentives help to recruit, reward and retain people, drive long-term earnings and share price growth and value creation, align interests of executives and shareholders, encourage long-term shareholding and commitment to the company and link corporate performance to management’s long-term reward in a flexible way. Bonus share matching encourages executive directors and other senior executives to acquire and hold Pearson shares and aligns the interests of executives and shareholders.

For benchmarking purposes, we review remuneration by reference to three separate comparator groups. First, we use a select peer group of FTSE 100 companies with very substantial overseas operations, excluding financial services. These companies are of a range of sizes relative to Pearson, but the method our independent advisers, Towers Watson, use to make comparisons on remuneration takes this variation in size into account. Secondly, we look at a broad media industry group of US companies. And thirdly, we look at the FTSE 20-50, excluding financial services. We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our remuneration was not competitive.

Consistent with its policy, the committee places considerable emphasis on the performance-linked elements i.e. annual incentives, bonus share matching and long-term incentives. The committee will continue to review the mix of fixed and performance-linked remuneration on an annual basis, consistent with its overall philosophy.

Base salary

Base salaries are normally reviewed annually for the following year, taking into account general economic and market conditions, the level of increases made across the company as a whole, the remuneration of executives in similar positions in comparable companies and individual performance.

Allowances and benefits

Allowances and benefits includes inter alia cash allowances and non-cash benefits such as health and welfare and car benefits. Allowances and benefits do not form part of pensionable earnings. The provision and level of allowances and benefits are competitive and appropriate in the context of the local market.

Retirement benefits

New employees in the UK are eligible to join the Money Purchase 2003 section of the Pearson Group Pension plan. New employees in the US are eligible to join the 401(k) plan.

Under the Money Purchase 2003 section of the Pearson Group Pension Plan in the UK, normal retirement is age 62 but, subject to company consent, retirement is currently possible from age 55 or earlier in the event of ill-health. During service, the company and the employee make contributions into a pension fund. Company contributions amount to up to 16% of pensionable salary (double the amount of the employee contribution, which is limited according to certain age bands). Account balances are used to provide benefits at retirement. Pensions for a member’s spouse, dependent children and/or nominated financial dependants are payable on death.

Under the 401(k) plan in the US, which is a defined contribution plan, account balances will be used to provide benefits at retirement. Company contributions amount to 100% of the first 3% of eligible compensation contributed by the employee and 50% of the next 3%, plus a basic annual company contribution of 1.25% of eligible compensation. Pearson Inc. pension Plan participants who were at least age 40 at December 31, 2001 can receive an additional 0.5% – 1.5% of pay. In the event of death before retirement, the account balances will be used to provide benefits for designated beneficiaries.

Longer serving directors with legacy arrangements may participate in the defined benefit Pearson Inc. Pension plan in the US or the Final Pay section of the Pearson Group Pension Plan in the UK, which are closed to new members.

Under the Final Pay section of the Pearson Group Pension Plan in the UK, normal retirement age is 62, but subject to company consent, retirement is currently possible from age 55 or earlier in the event of ill-health. During service, the employee makes a contribution of 5% of pensionable salary and the pension fund builds up based on final pensionable salary and pensionable service. The accrued pension is reduced on retirement prior to age 60. Pensions for a member’s spouse, dependent children and/or nominated financial dependants are payable on death.

In the US, the defined benefit Pearson Inc. Pension Plan provides a lump sum benefit that is convertible to an annuity on retirement. The lump sum benefit accrued at an age dependent percentage of capped compensation until December 31, 2001 when further benefit accruals ceased for most employees. Employees who satisfied criteria of age and service as of November 30, 1998 continue to earn benefits under an alternative formula that provides for 1.5% of final average earnings, adjusted for US Social Security. The benefit paid to these employees is the maximum of the lump sum benefit converted to an annuity and the benefit earned under the alternative final average earnings formula.

Members of the Pearson Group Pension Plan who joined after May 1989 are subject to an upper limit of earnings that can be used for pension purposes, known as the earnings cap. This limit, £108,600 as at April 6, 2006, was abolished by the Finance Act 2004. However the Pearson Group Pension Plan has retained its own ‘cap’, which will increase annually in line with the UK Government’s Index of Retail Prices (All Items). The cap was £137,400 as at April 6, 2012.

As a result of the UK Government’s A-Day changes effective from April 2006, UK executive directors and other members of the Pearson Group Pension Plan who are, or become, affected by the lifetime allowance are provided with a cash supplement as an alternative to further accrual of pension benefits on a basis that is broadly cost neutral to the company. Effective from April 6, 2011, the annual allowance (i.e. the maximum amount of pension saving that benefits from tax relief each year) reduced from £255,000 to £50,000. Effective April 6, 2012, the lifetime allowance (i.e. the maximum amount of pension and/or lump sum that can benefit from tax relief) reduced from £1.8m to £1.5m.

The pension entitlements of each director and of Marjorie Scardino, chief executive through December 31, 2012, are as follows:

Marjorie Scardino	Member of the Pearson Inc. Pension Plan (under which her benefit accruals ceased at the end of 2001) and the approved 401(k) plan. Until 2010, additional benefits were provided through an unfunded unapproved defined contribution plan. Since 2010, additional pension benefits are provided through a taxable and non-pensionable cash supplement in place of the unfunded plan, a funded defined contribution plan approved by HM Revenue and Customs as a corresponding plan, and amounts in the legacy unfunded plan. In aggregate, the cash supplement and contributions to the funded plan are based on a percentage of salary and a fixed cash amount index-linked to inflation. The notional cash balance of the legacy unfunded plan increases annually by a specified notional interest rate. The unfunded plan also provides the opportunity to convert a proportion of this notional cash account into a notional share account reflecting the value of a number of Pearson ordinary shares. The number of shares in the notional share account is determined by reference to the market value of Pearson shares at the date of conversion.

Will Ethridge	Member of the Pearson Inc. Pension Plan (under which he continues to accrue benefits under the alternative formula because he satisfied criteria of age and service) and the approved 401(k) plan. He also participates in an unfunded, non-qualified Supplemental Executive Retirement Plan (SERP) that provides an annual accrual of 2% of final average earnings, less benefits accrued in the Pearson Inc. Pension Plan and US Social Security. Additional defined contribution benefits are provided through a funded, non-qualified Excess Plan.

Rona Fairhead	Member of the Pearson Group Pension Plan. Her pension accrual rate is 1/30th of pensionable salary per annum, restricted to the plan earnings cap. Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on her behalf. Since April 2006, she has received a taxable and non-pensionable cash supplement in replacement of the FURBS.

John Fallon	Member of the Pearson Group Pension Plan. His pension accrual rate is 1/30th of pensionable salary per annum, restricted to the plan earnings cap. Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on his behalf. Since April 2006, he has received a taxable and non-pensionable cash supplement in replacement of the FURBS.

Robin Freestone	Member of the Money Purchase 2003 section of the Pearson Group Pension Plan. Company contributions are 16% of pensionable salary per annum, restricted to the plan earnings cap. Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on his behalf. Since April 2006, he has received a taxable and non-pensionable cash supplement in replacement of the FURBS.

John Makinson	Member of the Pearson Group Pension Plan under which his pensionable salary is restricted to the plan earnings cap. The company ceased contributions on 31 December 2001 to his FURBS arrangement and the benefits were withdrawn in 2012, reducing the benefits payable under the UURBS. During 2002 it set up an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for him. The UURBS tops up the pension payable from the Pearson Group Pension Plan and the closed FURBS to target a pension of two-thirds of a revalued base salary on retirement at age 62. The revalued base salary is defined as £450,000 effective at 1 June 2002, increased at 1 January each year by reference to the increase in the UK Government’s Index of Retail Prices (All Items). In the event of his death a pension from the Pearson Group Pension Plan and the UURBS will be paid to his spouse or nominated financial dependant. Early retirement is currently possible from age 55, with company consent.

Annual incentives

The committee establishes the annual incentive plans for the executive directors and the chief executives of the company’s principal operating companies, including performance measures and targets. Annual incentive plans for the Pearson Management Committee become the basis of the annual incentive plans below the level of the principal operating companies and establish performance measures and standards and set the ceiling for individual incentive opportunities.

Up to 90% of total opportunity is based on financial performance at the corporate and business unit level. Up to 50% of total opportunity is based on performance against personal objectives. The committee establishes threshold, target and maximum levels of performance for different levels of payout. Performance is measured separately for each item. Annual incentive payments do not form part of pensionable earnings.

Annual incentives are subject to the achievement of targets for sales, growth in underlying earnings per share for continuing operations at constant exchange rates (for Pearson plc) or operating profit (for the operating companies), average working capital as a ratio to sales, operating cash flow and personal objectives. Personal objectives are agreed with the chief executive (or, in the case of the chief executive, the chairman) and may be functional, operational, strategic and non-financial and include inter alia objectives relating to environmental, social and governance issues.

For the chief executive, maximum opportunity is 180% of base salary. For other members of the Pearson Management Committee, individual incentive opportunities take into account their membership of that committee and the relative contribution of their businesses or roles to the company’s overall goals, with a maximum opportunity of up to 175% of salary. For the chief executive and other members of the Pearson Management Committee, there is normally no payout for performance at threshold. The performance range sets a careful balance between upside opportunity and downside risk and is normally based on targets in accordance with the operating plan. Annual incentive plans are discretionary and the committee reserves the right to make adjustments to payments up or down if it believes exceptional factors warrant doing so.

Name	Pearson plc	Operating company	Personal objectives
Marjorie Scardino	90%	—	10%
Will Ethridge	30%	60% (Pearson North America)	10%
Rona Fairhead	30%	50% (Professional Assessment & Training) 10% (FT Publishing)	10%
John Fallon	30%	60% (Pearson International)	10%
Robin Freestone	80%	—	20%
John Makinson	30%	50% (Penguin Group) 10% (India)	10%

For Pearson plc, the performance measures were sales, earnings per share growth, average working capital to sales ratio and operating cash flow. Sales and operating cash flow were below threshold. Underlying growth in adjusted earnings per share at constant exchange rates was between threshold and target. Average working capital to sales ratio was between target and maximum.

For Pearson North America, the performance measures were sales, operating profit, average working capital to sales ratio and operating cash flow. Sales and operating profit were between threshold and target. Average working capital to sales ratio and operating cash flow were below threshold.

For Professional Assessment and Training, the performance measures were sales, operating profit and operating cash flow. Sales, operating profit and operating cash flow were below threshold.

For FT Publishing, the performance measures were sales, operating profit and operating cash flow. Sales and operating profit were between target and maximum. Operating cash flow was above maximum.

For Pearson International, the performance measures were sales, operating profit, average working capital to sales ratio and operating cash flow. Sales and operating profit were between threshold and target. Average working capital to sales ratio was above maximum. Operating cash flow was below threshold.

For Penguin Group, the performance measures were sales, operating profit, average working capital to sales ratio and operating cash flow. Sales were between threshold and target. Operating profit, average working capital to sales ratio and operating cash flow were below threshold.

Bonus share matching

The annual bonus share matching plan was first approved by shareholders in 1998 and last approved in 2008.

Senior managers across the company are invited to invest up to 50% of their after-tax annual incentive in Pearson shares and hold these shares for three years, in return for the opportunity to earn additional free matching shares and dividend shares, depending on performance against the earnings per share performance condition. Where matching shares vest, participants also receive additional shares representing the gross value of dividends that would have been paid on the matching shares during the performance period and reinvested.

The maximum matching award is equal to the number of shares that could have been acquired with the amount of pre-tax annual bonus invested in Pearson shares (i.e. one matching share for every one invested share, grossed up for tax). The maximum matching award is achieved if the company’s earnings per share increase in real terms by 5% per annum compound over the three-year performance period. 50% of the maximum matching award is released if the company’s adjusted earnings per share increase in real terms by 3% per annum compound over the same period. Matching shares are calculated on a straight-line basis for performance between threshold and maximum.

Earnings per share growth is calculated using the point-to-point method, which compares the adjusted earnings per share in the company’s accounts for the financial year ended prior to the grant date with the adjusted earnings per share for the financial year ending three years later and calculates the implicit compound annual growth rate over the period. Real growth is calculated by reference to the UK Government’s Retail Prices Index (All Items).

Long-term incentives

The long-term incentive plan was last approved by shareholders in 2011. Awards may be delivered in restricted shares and/or share options, although it is not the committee’s intention to grant share options for the foreseeable future.

Awards for executive directors and other members of the Pearson Management Committee vest on a sliding scale based on performance against stretching corporate performance targets, which are relative total shareholder return, return on invested capital and earnings per share growth. The committee determines the performance measures and targets governing an award of restricted shares prior to grant. Restricted shares may be granted without performance conditions to satisfy recruitment and retention objectives, but not to any of the current executive directors.

75% of the vested award is released at the end of the three-year performance period and the remaining 25% only vests if the participant retains the after-tax number of shares for a further two years. Where shares vest, participants also receive additional shares representing the gross value of dividends that would have been paid on these shares during the performance period and reinvested. Pearson’s reported financial results for the relevant periods are used to measure performance.

The committee has discretion to make adjustments taking into account exceptional factors that distort underlying business performance. In exercising such discretion, the committee is guided by the principle of aligning shareholder and management interests. No such adjustments were made for performance periods ending in 2012.

We set the level of individual awards by taking into account:

•	the face value of individual awards at the time of grant, assuming that performance targets are met in full;

•	market practice for comparable companies and market assessments of total remuneration from our independent advisers;

•	individual roles and responsibilities; and

•	company and individual performance.

All employees (including executive directors) are also eligible to participate in savings-related share acquisition programmes in the UK, US and rest of world, which are not subject to any performance conditions.

There are limits on the amount of new-issue equity we can use. In any rolling ten-year period, no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson’s share plans, and no more than 5% of Pearson equity will be issued, or be capable of being issued, under executive or discretionary plans.

Shareholding policy

Executive directors are expected to build up a substantial shareholding in the company in line with the policy of encouraging widespread employee ownership. Shares that count towards these guidelines include any shares held unencumbered by the executive, their spouse and/or dependent children plus any shares vested but held pending release under a restricted share plan. The target holding is 2 times salary for the chief executive and 1.25 times salary for the other executive directors, consistent with median practice in FTSE 100 companies that operated such arrangements when the guideline was set.

Service agreements

The policy on executive directors’ service agreements was reviewed in 2008, 2010 and again in 2012.

In accordance with long established policy, all continuing executive directors have rolling service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues until retirement. There are no special provisions for notice or compensation in the event of a change of control of Pearson. On termination of employment, executive directors’ entitlements to any vested or unvested awards under Pearson’s discretionary share plans are treated in accordance with the terms of the relevant plan.

The company may terminate executive directors’ service agreements by giving no more than 12 months’ notice. As an alternative, the company may at its discretion pay in lieu of that notice. Payment in lieu of notice may be made in instalments and may be subject to mitigation. Longer serving directors with legacy agreements are entitled to liquidated damages if the company terminates their agreement without notice or cause. For executive directors whose service will continue throughout 2013, compensation on termination of employment by the company without notice or cause comprises 100% of the annual salary at the date of termination and the annual cost of pension and all other benefits.

Executive directors’ non-executive directorships

Our policy is that executive directors may, by agreement with the board, serve as non-executives of other companies and retain any fees payable for their services.

The following executive directors served as non-executive directors elsewhere and received fees or other benefits for the period covered by this report as follows: Marjorie Scardino (Nokia Corporation and MacArthur Foundation) and Rona Fairhead (HSBC Holdings plc).

Chairman’s remuneration

The committee’s policy is that the chairman’s pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies. He is not entitled to any annual or long-term incentive, retirement or other benefits.

Following the committee’s last review in 2010, the chairman’s remuneration was increased to its current level with effect from 1 April 2011. The next review will take place in April 2014.

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

Remuneration of senior management

Excluding contributions to pension funds and related benefits, senior management remuneration for 2012 was as follows:

	Salaries/ Fees	Annual Incentive	Allowances(1)	Benefits(2)	Total
	£000	£000	£000	£000	£000
Non-executive Chairman
Glen Moreno	500	—	—	—	500
Executive directors
Marjorie Scardino	993	432	60	65	1,550
Will Ethridge	658	293	—	—	951
Rona Fairhead	529	192	—	25	746
John Fallon (appointed 3 October 2012)	146	63	—	4	213
Robin Freestone	500	252	—	15	767
John Makinson	549	238	211	16	1,014

Senior management as a group	3,875	1,470	271	125	5,741

Notes:

(1)	Allowances for Marjorie Scardino include £49,570 in respect of housing costs and a US payroll supplement of £9,985. John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US and received £210,937 for 2012.
(2)	Benefits include company car, car allowance and UK health care premiums. US health and welfare benefits for Marjorie Scardino and Will Ethridge are self-insured and the cost is tax free to employees. For Marjorie Scardino, benefits include £48,600 for pension planning and financial advice. Marjorie Scardino, Rona Fairhead and John Makinson have the use of a chauffeur.

Share options of senior management

This table sets forth for each director the number of share options held as of December 31, 2012 as well as the exercise price, rounded to the nearest whole pence/cent, and the range of expiration dates of these options.

Director	Number of Options(2)	Exercise Price	Earliest Exercise Date	Expiry Date
Marjorie Scardino	1,672	547.2p	08/01/12	02/01/13
Total	1,672

John Fallon	1,930	805.6p	08/01/15	02/01/16
Total	1,930

Robin Freestone	990	909.0p	08/01/15	02/01/16
Total	990

Notes:

(1)	No variations to the terms and conditions of share options were made during the year.
(2)	The plan is described below.
Worldwide	save for shares — The acquisition of shares under the worldwide save for shares plan is not subject to a performance condition.
(3)	Marjorie Scardino contributed US$1,000 per month (the maximum allowed) to the US employee stock purchase plan. The terms of this plan allow participants to make monthly contributions for six month periods and to acquire shares twice annually at the end of these periods at a price that is the lower of the market price at the beginning or the end of each period, both less 15%.
(4)	The market price on December 31, 2012 was 1,188p per share and the range during the year was 1,111.0p to 1,294.0p.

Share ownership of senior management

The table below sets forth the number of ordinary shares and restricted shares held by each of our directors as at February 28, 2013. Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options of Senior Management”. The total number of ordinary shares held by senior management as of February 28, 2013 was 2,286,433 representing less than 1% of the issued share capital on February 28, 2013.

As at February 28, 2013	Ordinary shares(1)	Restricted shares(2)
Glen Moreno	150,000	—
John Fallon	218,546	429,718
David Arculus	15,560	—
Vivienne Cox	670	—
Will Ethridge	505,635	437,118
Rona Fairhead	440,522	408,593
Robin Freestone	408,814	441,762
Susan Fuhrman	14,476	—
Ken Hydon	17,111	—
Josh Lewis	4,886	—
John Makinson	510,213	368,593

Notes:

(1)	Ordinary shares include both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals investing part of their own after-tax annual bonus in Pearson shares under the annual bonus share matching plan.
(2)	The register of directors’ interests (which is open to inspection during normal office hours) contains full details of directors’ shareholdings and options to subscribe for shares. The market price on December 31, 2012 was 1,188p per share and the range during the year was 1,111.0p to 1,294.0p.
(3)	Ordinary shares do not include any shares vested but held pending release under a restricted share plan.

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

Board practices

Our board currently comprises the chairman, five executive directors and five non-executive directors. Our articles of association provide that at every annual general meeting, one-third of the board of directors, or the number nearest to one-third, shall retire from office. The directors to retire each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election. If at any annual general meeting, the place of a retiring director is not filled, the retiring director, if willing, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that director has been put to the meeting and lost. Our articles of association also provide that every director be subject to re-appointment by shareholders at the next annual general meeting following their appointment.

However in accordance with the UK Corporate Governance Code, the board has resolved that all directors should offer themselves for re-election on an annual basis at the company’s annual general meeting. Accordingly, all of the directors will offer themselves for re-election, (or re-appointment in the case of directors who were appointed since the last meeting), at the forthcoming annual general meeting on 26 April 2013.

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

The board of directors has established the following formal committees, all of which report to the board. Each committee has its own written terms of reference setting out its authority and duties. These can be found on our website (www.pearson.com/investors/shareholder-information/governance).

Audit committee

This committee provides the board with a vehicle to appraise our financial management and reporting and to assess the integrity of our accounting procedures and financial controls. Ken Hydon chairs this committee and its other members are David Arculus, Susan Fuhrman, Josh Lewis and Vivienne Cox. Ken Hydon is also the designated audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission. Our internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee.

Remuneration committee

This committee meets regularly to decide the remuneration and benefits of the executive directors and the executive committee. The committee also recommends the chairman’s remuneration to the board of directors for its decision and reviews management development and succession plans. David Arculus chairs this committee and its other members are Glen Moreno, Ken Hydon and Vivienne Cox.

Nomination committee

This committee meets from time to time as necessary to consider the appointment of new directors. The committee is chaired by Glen Moreno and comprises John Fallon and all of the non-executive directors.

Employees

The average number of persons employed by us in continuing operations during each of the three fiscal years ended 2012 were as follows:

•	42,980 in fiscal 2012,

•	37,964 in fiscal 2011, and

•	32,847 in fiscal 2010.

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

The table set forth below shows for 2012, 2011 and 2010 the average number of persons employed in each of our operating divisions.

Average number employed	2012	2011	2010
North American Education	18,552	16,133	14,828
International Education	16,751	13,646	10,713
Professional	3,706	4,561	3,721
FT Group	3,088	2,765	2,557
Other	883	859	1,028

Continuing operations	42,980	37,964	32,847

The average number employed in discontinued operations was 4,542 in 2012, 3,557 in 2011, and 3,470 in 2010.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As at February 28, 2013, the company had been notified under the Financial Services Authority’s Disclosure and Transparency Rules of the following significant voting rights in its shares:

Name of shareholder	Number of ordinary shares held	% of outstanding ordinary shares represented by number of shares held
BlackRock, Inc.	40,975,445	5.01%
Legal & General Group plc	32,385,175	3.98%
Libyan Investment Authority	24,431,000	3.01%

On February 28, 2013, record holders with registered addresses in the United States held 44,297,234 ADRs, which represented 5.4% of our outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of beneficial owners in the United States.

Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2012 are shown in note 12 in “Item 18. Financial Statements.” Dividends receivable from joint ventures and associates are set out in note 12 in “Item 18. Financial Statements”. There were no other related party transactions in 2012.

ITEM 8.	FINANCIAL INFORMATION

The financial statements filed as part of this Annual Report are included on pages F-1 through F-68 hereof.

Other than those events described in note 38 in “Item 18. Financial Statements” of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to our financial condition or results of operations since December 31, 2012. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

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

The ADSs trade on the New York Stock Exchange under the symbol “PSO”.

The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

•	on an annual basis for our five most recent fiscal years,

•	on a quarterly basis for our most recent quarter and two most recent fiscal years, and

•	on a monthly basis for the six most recent months.

	Ordinary shares		Average daily trading volume
Reference period	High	Low
	(In pence)		(Ordinary shares)
Five most recent fiscal years
2012	1294	1111	2,174,000
2011	1222	983	2,012,900
2010	1051	855	2,424,600
2009	893	578	4,030,500
2008	733	519	4,758,300

Most recent quarter and two most recent fiscal years
2012 Fourth quarter	1255	1168	1,942,100
Third quarter	1294	1162	2,085,800
Second quarter	1266	1111	2,325,300
First quarter	1255	1155	2,393,700
2011 Fourth quarter	1222	1069	1,866,800
Third quarter	1207	1038	2,335,900
Second quarter	1176	1087	1,904,400
First quarter	1105	983	1,929,400

Most recent six months
February 2013	1222	1145	2,635,300
January 2013	1238	1168	2,530,600
December 2012	1208	1175	1,705,500
November 2012	1252	1168	2,063,100
October 2012	1255	1204	2,048,600
September 2012	1232	1162	2,486,000

ITEM 10.	ADDITIONAL INFORMATION

Articles of association

We summarize below the material provisions of our articles of association, as amended, which have been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2012. The summary below is qualified entirely by reference to the Articles of Association. We have multiple business objectives and purposes and are authorized to do such things as the board may consider fit to further our interests or incidental or conducive to the attainment of our objectives and purposes.

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

Executive employment contracts

We have entered into agreements with each of our executive directors pursuant to which such executive director is employed by us. These agreements describe the duties of such executive director and the compensation to be paid by us. See “Item 6. Directors, Senior Management and Employees — Compensation of Senior Management”. Each agreement may be terminated by us on 12 months’ notice or by the executive director on six months’ notice. In the event we terminate any executive director without giving the full 12 months’ advance notice, the executive director is entitled to receive payment in lieu of notice (or, in the case of longer serving directors with legacy arrangements, liquidated damages) equal to 100% of the annual salary at the date of termination and the annual cost of pension and all other benefits.

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

For US federal income tax purposes, holders of ADSs will be treated as the owners of the ordinary shares represented by those ADSs. In practice, HM Revenue & Customs (HMRC) will also regard holders of ADSs as the beneficial owners of the ordinary shares represented by those ADSs, although case law has cast some doubt on this. The discussion below assumes that HMRC’s position is followed.

In addition, the following discussion assumes that The Bank of New York will perform its obligations as depositary in accordance with the terms of the depositary agreement and any related agreements.

Because US and UK tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the US federal, state and local, UK and other, including foreign, tax consequences of investing in the ordinary shares or ADSs. Except where otherwise indicated, the statements of US and UK tax law set out below are based on the laws, interpretations and tax authority practice in force or applicable as of the date of this Annual Report, and are subject to any changes occurring after that date, possibly with retroactive effect.

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

A distribution by the Company to noncorporate shareholders will be taxed as net capital gain at a maximum rate of 20%, provided certain holding periods are met, to the extent such distribution is treated as a dividend under US federal income tax principles. In addition, a 3.8% Medicare tax will generally be imposed on the net investment income, which generally would include distributions treated as dividends under US federal income tax principles, of noncorporate taxpayers whose adjusted gross income exceeds a threshold amount.

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

A US holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the UK or who falls to be regarded as resident outside the UK for the purposes of any double tax treaty (“Treaty Non-resident”) and continues to not be resident or ordinarily resident in the UK, or continues to be Treaty Non-resident, for a period of less than five complete years of assessment and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though he is not resident or ordinarily resident in the UK, or is Treaty Non-resident, at the time of the disposal.

The concept of ordinary residence is proposed to be abolished with effect from 6 April 2013.

US income taxation of capital gains

Upon a sale or exchange of ordinary shares or ADSs to a person other than Pearson, a US holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the US holder’s adjusted tax basis in the ordinary shares or ADSs. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. Long-term capital gain of a noncorporate US holder is generally taxed at a maximum rate of 20%. In addition, a 3.8% Medicare tax will generally be imposed on the net investment income, which generally would include capital gains, of noncorporate taxpayers whose adjusted gross income exceeds a threshold amount.

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

Stamp duty

No stamp duty or stamp duty reserve tax (SDRT) will generally be payable in the UK on the purchase or transfer of an ADS, provided that the ADS, and any separate instrument or written agreement of transfer, remain at all times outside the UK and that the instrument or written agreement of transfer is not executed in the UK. Subject to the following paragraph, UK legislation does however provide for SDRT or (in the case of transfers) stamp duty to be chargeable at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares (rounded up to the next multiple of £5 in the case of stamp duty), where ordinary shares are issued or transferred to a person whose business is or includes issuing depositary receipts, or to a nominee or agent for such a person, or issued or transferred to a person whose business is or includes the provision of clearance services or a nominee or agent for such a person.

Following litigation, HM Revenue & Customs (HMRC) has accepted that it will no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. HMRC’s view is that the 1.5% SDRT or stamp duty charge will continue to apply to transfers of shares into a clearance service or depositary receipt system, unless they are an integral part of an issue of share capital. This view is currently being challenged in further litigation. Accordingly, specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

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

We have formulated policies for hedging exposures to interest rate and foreign exchange risk, and have used derivatives to ensure compliance with these policies. Although a proportion of our derivative contracts were transacted without regard to existing IFRS requirements on hedge accounting, during 2012 and 2011 we qualified for hedge accounting under IFRS on a number of our key derivative contracts.

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

The Group’s policy is to align approximately the currency composition of its core net borrowings with its forecast operating profit before depreciation and amortization. This policy aims to soften the impact of changes in foreign exchange rates on consolidated interest cover and earnings. This policy applies only to currencies that account for more than 15% of group operating profit, which currently only includes the US dollar. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. In addition, the Group’s policy does not require existing currency debt to be terminated to match declines in that currency’s share of Group operating profit. Also, the chief financial officer may request the inclusion of currencies that account for less than 15% of Group operating profit before depreciation and amortization in the above hedging process. Only one hedging transaction, denominated in South African rand, has been undertaken under that authority.

At December 31, 2012 the Group’s net borrowings/(cash) in our main currencies (taking into account the effect of cross currency rate swaps) were: US dollar £1,354m, sterling £58m, and South African rand £(17)m.

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

In 2012 and 2011 the Group met the prescribed designation requirements and hedge effectiveness tests under IFRS for some of its derivative contracts. As a result, the movements in the fair value of the effective portion of fair value hedges and net investment hedges have been offset in earnings and reserves respectively by the corresponding movement in the fair value of the underlying hedged item.

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

Fees incurred in past annual period and fees to be paid in the future

From January 1, 2012 to February 28, 2013 the Company received payments from the depositary of $350,000 and $53,853 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing the annual and interim financial reports, printing and distributing dividend cheques, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

Disclosure controls and procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012 was carried out by us under the supervision and with the participation of our management, including the chief executive officer and chief financial officer. Based on that evaluation the chief executive officer and chief financial officer concluded that Pearson’s disclosure controls and procedures have been designed to provide, and were effective in providing, reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow such timely decision regarding required disclosures. A controls system, no matter how well designed and operated cannot provide absolute assurance to achieve its objectives.

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

Management has assessed the effectiveness of internal control over financial reporting, as at December 31, 2012, and has concluded that such internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2012, has also audited the effectiveness of the Company’s internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). Their audit report may be found on page F-2.

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

Pearson has adopted a code of ethics (the Pearson code of conduct) which applies to all employees including the chief executive officer and chief financial officer and other senior financial management. This code of ethics is available on our website (www.pearson.com/responsibility/values/code-of-conduct/). The information on our website is not incorporated by reference into this report.

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

The following table sets forth remuneration paid to PwC for 2011 and 2012:

Auditors’ Remuneration	2012	2011
	£m	£m
Audit fees	6	6
Tax fees	2	2
All other fees	1	1

Audit fees include £35,000 (2011: £35,000) of audit fees relating to the audit of the parent company.

Fees for the audit of the effectiveness of the Group’s internal control over financial reporting are allocated to audit fees paid.

Tax services include services related to tax planning and various other tax advisory services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Period	Total number of shares purchased	Average price paid per share	Total number of units purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
June 1, 2011 – June 30, 2011	1,000,000	£11.55	N/A	N/A
August 1, 2011 – August 31, 2011	4,369,406	£11.08	N/A	N/A

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are included on pages F-1 through F-68 hereof.

ITEM 19.	EXHIBITS

1.1	Articles of Association of Pearson plc.

2.1	Indenture dated June 23, 2003 between Pearson plc and The Bank of New York, as trustee *

2.2	Indenture dated May 25, 2004 among Pearson Dollar Finance plc, as Issuer, Pearson plc, Guarantor, and the Bank of New York, as trustee, Paying Agent and Calculation Agent. #

2.3	Indenture dated June 21, 2001 between Pearson plc and The Bank of New York, as trustee.†

2.4	Indenture dated March 26, 2009 among Pearson Funding One plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C., as trustee. ¥

2.5	Indenture dated May 6, 2008 among Pearson Dollar Finance Two plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York, as trustee, Paying Agent and Calculation Agent. ¥

2.6	Indenture dated October 27, 1999 between Pearson plc, as the Issuer and The Law Debenture Trust Corporation P.L.C., as trustee. ¥

2.7	Indenture dated May 17, 2010 between Pearson Funding Two plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. l

2.8	Indenture dated May 8, 2012 between Pearson Funding Four plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent.

8.1	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15	Consent of PricewaterhouseCoopers LLP.

*	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2003 and filed May 7, 2004.
#	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2004 and filed June 27, 2005.
†	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2001 and filed June 10, 2002.
¥	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2009 and filed March 31, 2010.
l	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2010 and filed March 25, 2011.

FINANCIAL STATEMENTS: CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pearson plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Pearson plc and its subsidiaries (the “Group”) at December 31, 2012 and December 31, 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers LLP

London

United Kingdom

March 22, 2013

Consolidated income statement

Year ended 31 December 2012

All figures in £ millions	Notes	2012	2011	2010
Sales	2	5,059	4,817	4,610
Cost of goods sold	4	(2,224)	(2,072)	(1,999)

Gross profit		2,835	2,745	2,611
Operating expenses	4	(2,216)	(2,072)	(2,014)
Profit on sale of associate	12	—	412	—
Loss on closure of subsidiary		(113)	—
Share of results of joint ventures and associates	12	9	33	41

Operating profit	2	515	1,118	638
Finance costs	6	(113)	(96)	(109)
Finance income	6	32	25	36

Profit before tax		434	1,047	565
Income tax	7	(148)	(162)	(110)

Profit for the year from continuing operations		286	885	455
Profit for the year from discontinued operations	3	43	71	845

Profit for the year		329	956	1,300

Attributable to:
Equity holders of the company		326	957	1,297
Non-controlling interest		3	(1)	3

Earnings per share for profit from continuing and discontinued operations attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	40.5p	119.6p	161.9p
– diluted	8	40.5p	119.3p	161.5p

Earnings per share for profit from continuing operations attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	35.2p	110.7p	57.4p
– diluted	8	35.1p	110.5p	57.3p

Consolidated statement of comprehensive income

Year ended 31 December 2012

All figures in £ millions	Notes	2012	2011	2010
Profit for the year		329	956	1,300
Net exchange differences on translation of foreign operations		(238)	(44)	173
Currency translation adjustment disposed – subsidiaries		—	—	13
Actuarial (losses)/gains on retirement benefit obligations – Group	25	(119)	(56)	70
Actuarial (losses)/gains on retirement benefit obligations – associate	12	(3)	(8)	1
Tax on items recognised in other comprehensive income	7	55	3	(41)

Other comprehensive (expense)/income for the year		(305)	(105)	216

Total comprehensive income for the year		24	851	1,516

Attributable to:
Equity holders of the company		23	858	1,502
Non-controlling interest		1	(7)	14

Consolidated balance sheet

As at 31 December 2012

All figures in £ millions	Notes	2012	2011
Assets
Non-current assets
Property, plant and equipment	10	327	383
Intangible assets	11	6,218	6,342
Investments in joint ventures and associates	12	15	32
Deferred income tax assets	13	229	287
Financial assets – Derivative financial instruments	16	174	177
Retirement benefit assets	25	—	25
Other financial assets	15	31	26
Trade and other receivables	22	79	151

		7,073	7,423
Current assets
Intangible assets – Pre-publication	20	666	650
Inventories	21	261	407
Trade and other receivables	22	1,104	1,386
Financial assets – Derivative financial instruments	16	4	—
Financial assets – Marketable securities	14	6	9
Cash and cash equivalents (excluding overdrafts)	17	1,062	1,369

		3,103	3,821

Assets classified as held for sale	32	1,172	—

Total assets		11,348	11,244

Liabilities
Non-current liabilities
Financial liabilities – Borrowings	18	(2,010)	(1,964)
Financial liabilities – Derivative financial instruments	16	—	(2)
Deferred income tax liabilities	13	(601)	(620)
Retirement benefit obligations	25	(172)	(166)
Provisions for other liabilities and charges	23	(110)	(115)
Other liabilities	24	(282)	(325)

		(3,175)	(3,192)
Current liabilities
Trade and other liabilities	24	(1,556)	(1,741)
Financial liabilities – Borrowings	18	(262)	(87)
Financial liabilities – Derivative financial instruments	16	—	(1)
Current income tax liabilities		(291)	(213)
Provisions for other liabilities and charges	23	(38)	(48)

		(2,147)	(2,090)

Liabilities directly associated with assets classified as held for sale	32	(316)	—

Total liabilities		(5,638)	(5,282)

Net assets		5,710	5,962

Equity
Share capital	27	204	204
Share premium	27	2,555	2,544
Treasury shares	28	(103)	(149)
Translation reserve		128	364
Retained earnings		2,902	2,980

Total equity attributable to equity holders of the company		5,686	5,943
Non-controlling interest		24	19

Total equity		5,710	5,962

These financial statements have been approved for issue by the board of directors on 7 March 2013 and signed on its behalf by

/s/Robin Freestone Chief financial officer

Consolidated statement of changes in equity

Year ended 31 December 2012

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2012	204	2,544	(149)	364	2,980	5,943	19	5,962
Profit for the year	—	—	—	—	326	326	3	329
Other comprehensive expense	—	—	—	(236)	(67)	(303)	(2)	(305)
Equity-settled transactions	—	—	—	—	32	32	—	32
Tax on equity-settled transactions	—	—	—	—	(6)	(6)	—	(6)
Issue of ordinary shares under share option schemes	—	11	—	—	—	11	—	11
Purchase of treasury shares	—	—	—	—	—	—	—	—
Release of treasury shares	—	—	46	—	(46)	—	—	—
Put options over non-controlling interest	—	—	—	—	39	39	—	39
Changes in non-controlling interest	—	—	—	—	(10)	(10)	6	(4)
Dividends	—	—	—	—	(346)	(346)	(2)	(348)

At 31 December 2012	204	2,555	(103)	128	2,902	5,686	24	5,710

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2011	203	2,524	(137)	402	2,546	5,538	67	5,605
Profit for the year	—	—	—	—	957	957	(1)	956
Other comprehensive expense	—	—	—	(38)	(61)	(99)	(6)	(105)
Equity-settled transactions	—	—	—	—	40	40	—	40
Tax on equity-settled transactions	—	—	—	—	3	3	—	3
Issue of ordinary shares under share option schemes	1	20	—	—	—	21	—	21
Purchase of treasury shares	—	—	(60)	—	—	(60)	—	(60)
Release of treasury shares	—	—	48	—	(48)	—	—	—
Put options over non-controlling interest	—	—	—	—	(63)	(63)	—	(63)
Changes in non-controlling interest	—	—	—	—	(76)	(76)	(40)	(116)
Dividends	—	—	—	—	(318)	(318)	(1)	(319)

At 31 December 2011	204	2,544	(149)	364	2,980	5,943	19	5,962

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2010	203	2,512	(226)	227	1,629	4,345	291	4,636
Profit for the year	—	—	—	—	1,297	1,297	3	1,300
Other comprehensive income	—	—	—	175	30	205	11	216
Equity-settled transactions	—	—	—	—	50	50	—	50
Tax on equity-settled transactions	—	—	—	—	4	4	—	4
Issue of ordinary shares under share option schemes	—	12	—	—	—	12	—	12
Purchase of treasury shares	—	—	(77)	—	—	(77)	—	(77)
Release/cancellation of treasury shares	—	—	166	—	(166)	—	—	—
Changes in non-controlling interest	—	—	—	—	(6)	(6)	(231)	(237)
Dividends	—	—	—	—	(292)	(292)	(7)	(299)

At 31 December 2010	203	2,524	(137)	402	2,546	5,538	67	5,605

The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments.

Consolidated cash flow statement

Year ended 31 December 2012

All figures in £ millions	Notes	2012	2011	2010
Cash flows from operating activities
Net cash generated from operations	34	916	1,093	1,169
Interest paid		(75)	(70)	(78)
Tax paid		(65)	(151)	(85)

Net cash generated from operating activities		776	872	1,006
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	30	(716)	(779)	(535)
Acquisition of joint ventures and associates		(39)	(9)	(22)
Purchase of investments		(10)	(12)	(7)
Purchase of property, plant and equipment		(78)	(67)	(76)
Purchase of intangible assets		(73)	(77)	(56)
Disposal of subsidiaries, net of cash disposed	31	(11)	(6)	984
Proceeds from sale of associates	12	—	428	—
Proceeds from sale of investments		—	75	—
Proceeds from sale of property, plant & equipment	34	1	9	—
Proceeds from sale of intangible assets		3	3	—
Proceeds from the sale of liquid resources		23	—	—
Investment in liquid resources		(19)	—	—
Tax paid on disposal of subsidiaries		—	—	(250)
Interest received		9	10	10
Dividends received from joint ventures and associates		27	30	23

Net cash used in investing activities		(883)	(395)	71
Cash flows from financing activities
Proceeds from issue of ordinary shares	27	11	21	12
Purchase of treasury shares	28	—	(60)	(77)
Proceeds from borrowings		327	—	241
Proceeds from the sale of liquid resources		—	2	53
Liquid resources acquired		(1)	—	—
Repayment of borrowings		—	(318)	(13)
Finance lease principal payments		(8)	(8)	(3)
Dividends paid to company’s shareholders	9	(346)	(318)	(292)
Dividends paid to non-controlling interest		(2)	(1)	(6)
Transactions with non-controlling interest	33	(4)	(108)	(7)

Net cash used in financing activities		(23)	(790)	(92)
Effects of exchange rate changes on cash and cash equivalents		(24)	(60)	(1)

Net (decrease)/increase in cash and cash equivalents		(154)	(373)	984
Cash and cash equivalents at beginning of year		1,291	1,664	680

Cash and cash equivalents at end of year	17	1,137	1,291	1,664

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

These consolidated financial statements were approved for issue by the board of directors on 7 March 2013.

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

These consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) to fair value through profit or loss.

1. Interpretations and amendments to published standards effective 2012

The following amendments and interpretations were adopted in 2012 and have not had an impact on the Group financial statements:

•	Amendments to IFRS 7 ‘Financial Instruments: Disclosures’.

•	Amendments to IFRS 1 ‘First-time Adoption’.

•	Amendments to IAS 12 ‘Income Taxes’.

2. Standards, interpretations and amendments to published standards that are not yet effective

The Group has not early adopted the following new pronouncements that are not yet effective:

•

Amendments to IAS 19 ‘Employee Benefits (2011)’, effective for annual reporting periods beginning on or after 1 January 2013. The amendments include the elimination of the corridor approach, changes to the calculation of the net interest and service cost components and changes to disclosure. If the 2012 accounts had been prepared using IAS 19 (2011) the service cost would have been £4m higher and the net interest income would have been £15m lower.

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

With the exception of IAS 19 ‘Employee Benefits (2011)’, the changes in new pronouncements applicable from 1 January 2013 are not expected to have a material impact on the consolidated financial statements.

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

Intangible assets: Goodwill

Intangible assets: Pre-publication assets

Royalty advances

Taxation

Employee benefits: Pension obligations

Revenue recognition

b. Consolidation

1. Business combinations The acquisition method of accounting is used to account for business combinations of the Group with an acquisition date on or after 1 January 2010. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition related costs are expensed as incurred in the operating expenses line of the income statement.

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

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.59 (2011: $1.60) and the year end rate was $1.63 (2011: $1.55).

d. Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost less their residual values over their estimated useful lives as follows:

Buildings (freehold):	20–50 years
Buildings (leasehold):	over the period of the lease
Plant and equipment:	3–10 years

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

The investment in pre-publication assets has been disclosed as part of cash generated from operations in the cash flow statement (see note 34).

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

Notes to the consolidated financial statements continued

1. Accounting policies continued

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

Short-term deposits and marketable securities with maturities of greater than three months do not qualify as cash and cash equivalents. Movements on these financial instruments are classified as cash flows from financing activities in the cash flow statement where these amounts are used to offset the borrowings of the Group or as cash flows from investing activities where these amounts are held to generate an investment return.

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

Notes to the consolidated financial statements continued

1. Accounting policies continued

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

Notes to the consolidated financial statements continued

1. Accounting policies continued

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

r. Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is

Notes to the consolidated financial statements continued

1. Accounting policies continued

r. Leases continued

allocated between the liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in financial liabilities – borrowings. The interest element of the finance cost is charged to the income statement over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term. Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases by the lessee. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

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

2. Segment information

The Group is organised into the following business segments:

Continuing operations:

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

Discontinued operations:

Penguin Consumer publisher with brand imprints such as Penguin, Putnam, Berkley, Viking and Dorling Kindersley.

Notes to the consolidated financial statements continued

2. Segment information continued

In October 2012, Pearson and Bertelsmann entered into an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction is expected to complete in 2013 and, at that point, Pearson will no longer control the Penguin group of companies but will hold a 47% equity interest in the combined Penguin Random House. This equity interest will be accounted for under the equity method. The impending loss of control results in the Penguin business being classified as held for sale in the Pearson balance sheet at December 2012 and the results for 2010, 2011 and 2012 have been included in discontinued operations.

For more detail on the services and products included in each business segment refer to the business review.

		2012
All figures in £ millions	Notes	North American Education	International Education	Professional	FT Group	Corporate	Discontinued operations	Group
Continuing operations
Sales (external)		2,658	1,568	390	443	—	—	5,059
Sales (inter-segment)		5	1	12	—	—	—	18

Adjusted operating profit		536	216	37	49	—	—	838
Intangible charges		(66)	(73)	(37)	(4)	—	—	(180)
Acquisition costs		(7)	(8)	(1)	(4)	—	—	(20)
Other net gains and losses		—	—	(123)	—	—	—	(123)

Operating profit		463	135	(124)	41	—	—	515
Finance costs	6							(113)
Finance income	6							32

Profit before tax								434
Income tax	7							(148)

Profit for the year from continuing operations								286

Segment assets		5,449	2,390	631	445	1,246	1,145	11,306
Joint ventures	12	—	7	—	1	—	—	8
Associates	12	1	4	—	2	—	27	34

Total assets		5,450	2,401	631	448	1,246	1,172	11,348

Other segment items
Share of results of joint ventures and associates	12	—	(3)	(11)	23	—	—	9
Capital expenditure	10, 11	66	33	16	26	—	11	152
Pre-publication investment	20	250	76	7	—	—	31	364
Depreciation	10	41	16	8	8	—	7	80
Amortisation	11, 20	311	142	45	16	—	39	553

Notes to the consolidated financial statements continued

2. Segment information continued

		2011
All figures in £ millions	Notes	North American Education	International Education	Professional	FT Group	Corporate	Discontinued operations	Group
Continuing operations
Sales (external)		2,584	1,424	382	427	—	—	4,817
Sales (inter-segment)		3	—	9	—	—	—	12

Adjusted operating profit		493	196	66	76	—	—	831
Intangible charges		(57)	(60)	(11)	(8)	—	—	(136)
Acquisition costs		(2)	(9)	—	(1)	—	—	(12)
Other net gains and losses		29	(6)	—	412	—	—	435

Operating profit		463	121	55	479	—	—	1,118
Finance costs	6							(96)
Finance income	6							25

Profit before tax								1,047
Income tax	7							(162)

Profit for the year from continuing operations								885

Segment assets		5,198	2,388	626	424	1,555	1,021	11,212
Joint ventures	12	—	16	—	1	—	1	18
Associates	12	1	8	—	4	—	1	14

Total assets		5,199	2,412	626	429	1,555	1,023	11,244

Other segment items
Share of results of joint ventures and associates	12	—	(2)	1	34	—	—	33
Capital expenditure	10, 11	75	33	17	19	—	12	156
Pre-publication investment	20	237	60	2	—	—	32	331
Depreciation	10	36	14	8	4	—	8	70
Amortisation	11, 20	309	128	16	20	—	45	518

Notes to the consolidated financial statements continued

2. Segment information continued

		2010
All figures in millions	Notes	North American Education	International Education	Professional	FT Group	Corporate	Discontinued operations	Group
Continuing operations
Sales (external)		2,640	1,234	333	403	—	—	4,610
Sales (inter-segment)		—	—	5	—	—	—	5

Adjusted operating profit		469	171	51	60	—	—	751
Amortisation of acquired intangibles		(53)	(35)	(7)	(9)	—	—	(104)
Acquisition costs		(1)	(7)	(2)	(1)	—	—	(11)
Other net gains and losses		—	(10)	—	12	—	—	2

Operating profit		415	119	42	62	—	—	638
Finance costs	6							(109)
Finance income	6							36

Profit before tax								565
Income tax	7							(110)

Profit for the year from operations								455

Segment assets		4,401	2,122	601	447	1,888	1,138	10,597
Joint ventures		15	—	1	1	—	1	18
Associates		24	6	—	23	—	—	53

Total assets		4,440	2,128	602	471	1,888	1,139	10,668

Other segment items
Share of results of joint ventures and associates		(3)	1	1	42	—	—	41
Capital expenditure		45	27	16	17	—	39	144
Pre-publication investment		215	61	7	—	—	36	319
Depreciation		23	19	9	5	—	26	82
Amortisation		307	111	18	23	—	55	514

In 2012, sales from the provision of goods were £2,946m (2011: £3,009m; 2010: £3,147) and sales from the provision of services were £2,113m (2011: £1,808m; 2010: £1,463m). Sales from the Group’s educational publishing, consumer publishing and newspaper business are classified as being from the provision of goods and sales from its assessment and testing and other service businesses are classified as being from the provision of services.

Included in other net gains and losses in 2012 in the Professional segment is the loss on closure of Pearson in Practice (£113m) and an impairment loss on a joint venture (£10m). In 2011 other net gains and losses includes a gain on sale of FTSE International (£412m) in the FT Group, a gain on the sale of investments in the North American Education business (£29m) and a net loss of £6m on acquisition and disposal transactions in the International Education business.

Corporate costs are allocated to business segments including discontinued operations on an appropriate basis depending on the nature of the cost and therefore the segment result is equal to the Group operating profit. Inter-segment pricing is determined on an arm’s-length basis. Segment assets consist of property, plant and equipment, intangible assets, inventories, receivables, deferred taxation and other financial assets and exclude cash and cash equivalents and derivative assets. Corporate assets comprise cash and cash equivalents, marketable securities and derivative financial instruments. Capital expenditure comprises additions to property, plant and equipment and software (see notes 10 and 11).

Notes to the consolidated financial statements continued

2. Segment information continued

Property, plant and equipment and intangible assets acquired through business combination were £296m (2011: £404m) (see note 30). Capital expenditure, depreciation and amortisation include amounts relating to discontinued operations.

The Group operates in the following main geographic areas:

	Sales			Non-current assets
All figures in £ millions	2012	2011	2010	2012	2011	2010
Continuing operations
UK	705	713	638	803	1,237	1,031
Other European countries	391	394	339	234	225	237
USA	2,800	2,707	2,747	4,496	4,325	3,790
Canada	145	150	165	307	226	235
Asia Pacific	647	514	450	524	570	364
Other countries	371	339	271	275	325	376

Total continuing	5,059	4,817	4,610	6,639	6,908	6,033
Discontinued operations
UK	160	152	183	—	—	—
Other European countries	78	77	124	—	—	—
USA	603	606	810	—	—	—
Canada	56	59	65	—	—	—
Asia Pacific	139	132	145	—	—	—
Other countries	17	19	22	—	—	—

Total discontinued	1,053	1,045	1,349	—	—	—

Total	6,112	5,862	5,959	6,639	6,908	6,033

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

3. Discontinued operations

Discontinued operations in 2012, 2011 and 2010, relate to Penguin and in 2010 relate also to Interactive Data (sold 29 July 2010).

Notes to the consolidated financial statements continued

3. Discontinued operations continued

An analysis of the results and cash flows of discontinued operations is as follows:

	2012	2011	2010	2010	2010
All figures in £ millions	Penguin	Penguin	Penguin	Interactive Data	Total
Sales	1,053	1,045	1,053	296	1,349

Operating profit	62	108	105	73	178

Profit before tax	62	108	105	73	178
Attributable tax expense	(19)	(37)	(36)	(28)	(64)

Profit after tax	43	71	69	45	114
Profit on disposal of discontinued operations before tax	—	—	—	1,037	1,037
Attributable tax expense	—	—	—	(306)	(306)

Profit for the year from discontinued operations	43	71	69	776	845

Operating cash flows	83	107	82	85	167
Investing cash flows	(81)	(13)	(26)	(35)	(61)
Financing cash flows	10	(71)	(40)	49	9

Total cash flows	12	23	16	99	115

Included in operating profit in 2012 are costs associated with the formation of Penguin Random House of £32m, including a provision for the settlement of litigation associated with the agency arrangement for eBooks.

4. Operating expenses

All figures in £ millions	2012	2011	2010
By function:
Cost of goods sold	2,224	2,072	1,999
Operating expenses
Distribution costs	177	190	174
Administrative and other expenses	2,111	1,999	1,919
Other income	(72)	(117)	(79)

Total net operating expenses	2,216	2,072	2,014

Total	4,440	4,144	4,013

Notes to the consolidated financial statements continued

4. Operating expenses continued

Included in other income in 2011 is a profit of £29m on the sale of an investment and a gain of £8m on a stepped acquisition. Both these items are excluded from adjusted earnings.

All figures in £ millions	Notes	2012	2011	2010
By nature:
Utilisation of inventory	21	512	585	579
Depreciation of property, plant and equipment	10	72	63	56
Amortisation of intangible assets – Pre-publication	20	283	292	313
Amortisation of intangible assets – Other	11	230	181	146
Acquisition costs		20	12	11
Employee benefit expense	5	1,916	1,778	1,675
Operating lease rentals		171	164	147
Other property costs		33	37	37
Royalties expensed		245	260	270
Advertising, promotion and marketing		247	234	208
Information technology costs		82	74	74
Other costs		701	581	576
Other income		(72)	(117)	(79)

Total		4,440	4,144	4,013

During the year the Group obtained the following services from the Group’s auditors:

All figures in £ millions	2012	2011	2010
The audit of parent company and consolidated financial statements	4	4	4
The audit of the company’s subsidiaries	2	2	2
Total audit fees	6	6	6
Other assurance services	1	—	—
Total assurance services	1	—	—
Tax compliance services	1	1	1
Tax advisory services	1	1	1
Total tax services	2	2	2
Corporate finance services not covered above	—	1	2
Total non-audit services	3	3	4

Total	9	9	10

Reconciliation between audit and non-audit service fees is shown below:

All figures in £ millions	2012	2011	2010
Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	6	6	6
Non-audit fees	3	3	4

Total	9	9	10

Fees for attestation under section 404 of the Sarbanes-Oxley Act are allocated between fees payable for the audits of consolidated and subsidiary accounts.

Notes to the consolidated financial statements continued

5. Employee information

All figures in £ millions	Notes	2012	2011	2010
Employee benefit expense
Wages and salaries (including termination benefits and restructuring costs)		1,659	1,531	1,452
Social security costs		132	126	111
Share-based payment costs	26	28	36	32
Retirement benefits – defined contribution plans	25	71	62	62
Retirement benefits – defined benefit plans	25	22	20	16
Other post-retirement benefits	25	4	3	2

Total		1,916	1,778	1,675

The details of the emoluments of the directors of Pearson plc are shown in the report on directors’ remuneration.

Average number employed	2012	2011	2010
Employee numbers
North American Education	18,552	16,133	14,828
International Education	16,751	13,646	10,713
Professional	3,706	4,561	3,721
FT Group	3,088	2,765	2,557
Other	883	859	1,028

Continuing operations	42,980	37,964	32,847

The employee benefit expense relating to discontinued operations was £211m (2011: £205m; 2010: £294m) and the average number employed was 4,542 (2011: 3,557; 2010: 3,470).

6. Net finance costs

All figures in £ millions	Notes	2012	2011	2010
Interest payable		(75)	(65)	(82)
Net finance costs in respect of retirement benefits	25	—	—	(12)
Finance cost of put options, deferred consideration associated with acquisitions and other interest charges related to transactions		(27)	(4)	—
Net foreign exchange losses		(8)	(22)	(9)
Other losses on financial instruments in a hedging relationship:
– fair value hedges		(1)	—	—
Other losses on financial instruments not in a hedging relationship:
– derivatives		(2)	(5)	(6)

Finance costs		(113)	(96)	(109)

Interest receivable		10	10	9
Net finance income in respect of retirement benefits	25	13	3	—
Net foreign exchange gains		9	11	18
Other gains on financial instruments in a hedging relationship:
– fair value hedges		—	—	—
Other gains on financial instruments not in a hedging relationship:
– amortisation of transitional adjustment on bonds		—	1	2
– derivatives		—	—	7

Finance income		32	25	36

Net finance costs		(81)	(71)	(73)

Notes to the consolidated financial statements continued

6. Net finance costs continued

The net loss of £1m on fair value hedges in 2012 (2011: £nil; 2010: £nil) comprises a gain of £7m (2011: loss of £39m; 2010: £40m loss) on the underlying bonds, offset by a loss of £8m (2011: gain of £39m; 2010: £40m gain) on the related derivative financial instruments.

7. Income tax

All figures in £ millions	Notes	2012	2011	2010
Current tax
Charge in respect of current year		(154)	(187)	(41)
Adjustments in respect of prior years		18	36	6

Total current tax charge		(136)	(151)	(35)

Deferred tax
In respect of temporary differences		(48)	(15)	(81)
Other adjustments in respect of prior years		36	4	6

Total deferred tax charge	13	(12)	(11)	(75)

Total tax charge		(148)	(162)	(110)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

All figures in £ millions	2012	2011	2010
Profit before tax	434	1,047	565
Tax calculated at UK rate (2012: 24.5%, 2011: 26.5%, 2010: 28%)	(106)	(277)	(158)
Effect of overseas tax rates	(51)	(27)	(34)
Joint venture and associate income reported net of tax	2	9	11
Net (expense)/income not subject to tax	(15)	7	9
(Loss)/gain on sale of businesses not subject to tax	(28)	88	—
Utilisation of previously unrecognised tax losses and credits	2	1	56
Unutilised tax losses	(6)	(3)	(6)
Adjustments in respect of prior years	54	40	12

Total tax charge	(148)	(162)	(110)

UK	(22)	(10)	(25)
Overseas	(126)	(152)	(85)

Total tax charge	(148)	(162)	(110)

Tax rate reflected in earnings	34.1%	15.5%	19.5%

The tax benefit/(charge) recognised in other comprehensive income is as follows:

All figures in £ millions	2012	2011	2010
Pension contributions and actuarial gains and losses	55	7	(42)
Net investment hedges and other foreign exchange gains and losses	—	(4)	1

	55	3	(41)

A tax benefit of £6m (2011: tax benefit £3m; 2010: tax benefit £4m) relating to share-based payments has been recognised directly in equity.

Notes to the consolidated financial statements continued

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

All figures in £ millions	Notes	2012	2011	2010
Profit for the year from continuing operations		286	885	455
Non-controlling interest		(3)	1	5

Earnings from continuing operations		283	886	460
Profit for the year from discontinued operations	3	43	71	845
Non-controlling interest		—	—	(8)

Earnings		326	957	1,297

Weighted average number of shares (millions)		804.3	800.2	801.2
Effect of dilutive share options (millions)		1.3	1.7	1.8
Weighted average number of shares (millions) for diluted earnings		805.6	801.9	803.0

Earnings per share from continuing and discontinued operations
Basic		40.5p	119.6p	161.9p
Diluted		40.5p	119.3p	161.5p

Earnings per share from continuing operations
Basic		35.2p	110.7p	57.4p
Diluted		35.1p	110.5p	57.3p

Earnings per share from discontinued operations
Basic		5.3p	8.9p	104.5p
Diluted		5.4p	8.8p	104.2p

9. Dividends

All figures in £ millions	2012	2011	2010
Final paid in respect of prior year 28.0p (2011: 25.7p; 2010: 23.3p)	225	206	187
Interim paid in respect of current year 15.0p (2011: 14.0p; 2010: 13.0p)	121	112	105

	346	318	292

The directors are proposing a final dividend in respect of the financial year ended 31 December 2012 of 30.0p per share which will absorb an estimated £245m of shareholders’ funds. It will be paid on 3 May 2013 to shareholders who are on the register of members on 5 April 2013. These financial statements do not reflect this dividend.

Notes to the consolidated financial statements continued

10. Property, plant and equipment

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Cost
At 1 January 2011	336	669	11	1,016
Exchange differences	2	(2)	—	—
Additions	15	51	13	79
Disposals	(13)	(31)	—	(44)
Acquisition through business combination	11	21	—	32
Disposal through business disposal	—	(2)	—	(2)
Reclassifications	12	—	(12)	—

At 31 December 2011	363	706	12	1,081

Exchange differences	(9)	(23)	—	(32)
Additions	12	51	15	78
Disposals	(2)	(20)	—	(22)
Acquisition through business combination	4	13	—	17
Disposal through business disposal	(1)	(4)	—	(5)
Reclassifications	8	—	(8)	—
Transfer from/(to) software	9	(27)	—	(18)
Transfer from pre-publication	—	3	—	3
Transfer to assets held for sale	(32)	(102)	(1)	(135)

At 31 December 2012	352	597	18	967

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Depreciation
At 1 January 2011	(166)	(484)	—	(650)
Exchange differences	(1)	1	—	—
Charge for the year	(16)	(54)	—	(70)
Disposals	2	29	—	31
Acquisition through business combination	(1)	(10)	—	(11)
Disposal through business disposal	—	2	—	2
Reclassifications	(5)	5	—	—

At 31 December 2011	(187)	(511)	—	(698)

Notes to the consolidated financial statements continued

10. Property, plant and equipment continued

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Exchange differences	6	17	—	23
Charge for the year	(21)	(59)	—	(80)
Disposals	2	19	—	21
Acquisition through business combination	(1)	(6)	—	(7)
Disposal through business disposal	—	2	—	2
Reclassifications	(8)	8	—	—
Transfer (from)/to software	(3)	7	—	4
Transfer to assets held for sale	17	78	—	95

At 31 December 2012	(195)	(445)	—	(640)

Carrying amounts
At 1 January 2011	170	185	11	366
At 31 December 2011	176	195	12	383
At 31 December 2012	157	152	18	327

Depreciation expense of £19m (2011: £15m) has been included in the income statement in cost of goods sold, £9m (2011: £10m) in distribution expenses and £52m (2011: £45m) in administrative and other expenses. In 2012 £7m (2011: £8m) relates to discontinued operations.

The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £17m (2011: £18m).

11. Intangible assets

All figures in £ millions	Goodwill	Software	Acquired customer lists and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Cost
At 1 January 2011	4,568	352	431	186	230	306	6,073
Exchange differences	15	(1)	1	(1)	(12)	(1)	1
Additions – internal development	—	49	—	—	—	—	49
Additions – purchased	—	28	—	—	—	—	28
Disposals	—	(9)	—	—	—	—	(9)
Acquisition through business combination	620	9	200	68	—	100	997
Disposal through business disposal	(4)	—	—	—	(5)	—	(9)

At 31 December 2011	5,199	428	632	253	213	405	7,130

Exchange differences	(213)	(13)	(22)	(11)	(9)	(22)	(290)
Additions – internal development	—	38	—	—	—	—	38
Additions – purchased	—	36	—	—	—	—	36
Disposals	—	(11)	—	—	—	—	(11)
Acquisition through business combination	505	12	128	27	10	110	792
Disposal through business disposal	(50)	—	(89)	(2)	—	—	(141)
Transfer from PPE	—	18	—	—	—	—	18
Transfer to assets held for sale	(364)	(42)	(14)	(9)	(7)	(5)	(441)

At 31 December 2012	5,077	466	635	258	207	488	7,131

Notes to the consolidated financial statements continued

11. Intangible assets continued

All figures in £ millions	Goodwill	Software	Acquired customer lists and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Amortisation
At 1 January 2011	—	(250)	(103)	(41)	(111)	(101)	(606)
Exchange differences	—	(2)	1	—	4	(3)	—
Charge for the year	—	(48)	(55)	(22)	(22)	(40)	(187)
Disposals	—	6	—	—	—	—	6
Acquisition through business combination	—	(2)	—	—	—	—	(2)
Disposal through business disposal	—	—	—	—	1	—	1

At 31 December 2011	—	(296)	(157)	(63)	(128)	(144)	(788)

Exchange differences	—	9	7	3	5	8	32
Charge for the year	—	(54)	(85)	(27)	(20)	(51)	(237)
Disposals	—	8	—	—	—	—	8
Acquisition through business combination	—	(7)	—	—	—	—	(7)
Disposal through business disposal	—	—	45	1	—	—	46
Transfer from PPE	—	(4)	—	—	—	—	(4)
Transfer to assets held for sale	—	32	1	—	4	—	37

At 31 December 2012	—	(312)	(189)	(86)	(139)	(187)	(913)

Carrying amounts
At 1 January 2011	4,568	102	328	145	119	205	5,467
At 31 December 2011	5,199	132	475	190	85	261	6,342
At 31 December 2012	5,077	154	446	172	68	301	6,218

Goodwill

The goodwill carrying value of £5,077m relates to acquisitions completed after 1 January 1998. Prior to 1 January 1998 all goodwill was written off to reserves on the date of acquisition. For acquisitions completed between 1 January 1998 and 31 December 2002 no value was ascribed to intangibles other than goodwill and the goodwill on each acquisition was amortised over a period of up to 20 years. On adoption of IFRS on 1 January 2003, the Group chose not to restate the goodwill balance and at that date the balance was frozen (i.e. amortisation ceased). If goodwill had been restated then a significant value would have been ascribed to other intangible assets, which would be subject to amortisation, and the carrying value of goodwill would be significantly lower. For acquisitions completed after 1 January 2003 value has been ascribed to other intangible assets which are amortised.

Other intangible assets

Other intangibles acquired include content, technology, contracts and software rights.

Intangible assets are valued separately for each acquisition and the primary method of valuation used is the discounted cash flow method. The majority of acquired intangibles are amortised using the unit of production method which is based on the pattern of benefits embodied in the asset.

Amortisation of £10m (2011: £10m) is included in the income statement in cost of goods sold and £205m (2011: £177m) in administrative and other expenses. Also included in the amortisation charge for the year in 2012 is an impairment of £21m relating to Pearson in Practice which is included in the income statement in administrative and other expenses. In 2012 £7m (2011: £6m) of amortisation relates to discontinued operations.

Notes to the consolidated financial statements continued

11. Intangible assets continued

Other intangible assets continued

The range of useful economic lives for each major class of intangible asset (excluding goodwill and software) is shown below:

2012
Class of intangible asset	Useful economic life
Acquired customer lists and relationships	5–20 years
Acquired trademarks and brands	5–20 years
Acquired publishing rights	5–20 years
Other intangibles acquired	2–20 years

The expected amortisation profile of acquired intangible assets is shown below:

	2012
All figures in £ millions	One to five years	Six to ten years	More than ten years	Total
Class of intangible asset
Acquired customer lists and relationships	263	132	51	446
Acquired trademarks and brands	89	49	34	172
Acquired publishing rights	59	8	1	68
Other intangibles acquired	231	63	7	301

Impairment tests for cash-generating units containing goodwill

Impairment tests have been carried out where appropriate as described below. The recoverable amount for each unit tested exceeds its carrying value.

Goodwill in respect of continuing operations is allocated to, and monitored at the level of, 10 aggregated cash-generating units (CGUs) within the business segments as follows:

All figures in £ millions	2012	2011
US Education Publishing	2,384	2,127
US School Assessment and Information	773	792
Canada	188	192
International – Emerging Markets	463	508
International – UK	450	460
International – Rest Of World	267	228
Professional Publishing	15	13
Professional Assessment and Training	334	377

Pearson Education total	4,874	4,697
Financial Times	51	49
Mergermarket	152	138

FT Group total	203	187

Continuing operations	5,077	4,884

Goodwill in respect of discontinued operations is £364m (2011: £315m).

Notes to the consolidated financial statements continued

11. Intangible assets continued

Impairment tests for cash-generating units containing goodwill continued

The recoverable amount of each CGU is based on value in use calculations. Goodwill is tested for impairment annually. Other than goodwill there are no intangible assets with indefinite lives. The goodwill is generally denominated in the currency of the relevant cash flows and therefore the impairment review is not materially sensitive to exchange rate fluctuations.

In 2011, following a reorganisation within the International Education business the CGUs were re-analysed into Emerging Markets, UK and Rest Of World to align with the management and reporting structure. The goodwill was reallocated accordingly using a relative value approach except where goodwill is directly attributable to one of the new CGUs, in which case the goodwill was specifically allocated to the relevant CGU.

Key assumptions

The value in use calculations use cash flow projections based on financial budgets approved by management covering a five-year period. The key assumptions used by management in the value in use calculations were:

Discount rate The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific CGU. The average pre-tax discount rates used are in the range of 9.8% to 12.7% for the Pearson Education businesses (2011: 10.7% to 13.3%) and 11.5% to 18.4% for the FT Group businesses (2011: 11.6% to 17.9%).

Perpetuity growth rates A perpetuity growth rate of 2.0% was used for cash flows subsequent to the approved budget period for all CGUs in 2012 (2011: 2.0%). This perpetuity growth rate is a conservative rate and is considered to be lower than the long-term historic growth rates of the underlying territories in which the CGU operates and the long-term growth rate prospects of the sectors in which the CGU operates.

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

12. Investments in joint ventures and associates

Joint ventures

All figures in £ millions	2012	2011
At beginning of year	18	18
Exchange differences	—	(3)
Share of loss after tax	(4)	(2)
Dividends	(2)	(2)
Additions and further investment	6	7
Goodwill impairment	(10)	—

At end of year	8	18

The goodwill impairment charge relates to the write down of the Group’s investment in a joint venture in India.

Notes to the consolidated financial statements continued

12. Investments in joint ventures and associates continued

Investments in joint ventures are accounted for using the equity method of accounting and are initially recognised at cost. The total goodwill recorded on acquisition of joint ventures at 31 December 2012 was £1m (2011: £11m).

The aggregate of the Group’s share of its joint ventures’ assets (including goodwill) and liabilities, none of which are individually significant, are as follows:

All figures in £ millions	2012	2011
Assets
Non-current assets	5	15
Current assets	19	17
Liabilities
Non-current liabilities	(2)	(1)
Current liabilities	(14)	(13)

Net assets	8	18

Income	24	22
Expenses	(28)	(24)

Loss after tax	(4)	(2)

Associates

All figures in £ millions	2012	2011
At beginning of year	14	53
Exchange differences	(8)	(3)
Share of profit after tax	23	35
Dividends	(24)	(30)
Additions	32	2
Disposals	—	(15)
Actuarial losses on retirement benefit obligations	(3)	(8)
Transfer to subsidiary	—	(20)
Transfer to assets held for sale	(27)	—

At end of year	7	14

In addition to the amounts disclosed above, FTSE International Ltd paid royalties of £13m to the FT Group during 2011. This royalty payment ceased upon the disposal of FTSE International Ltd.

Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The total goodwill recorded on acquisition of associates at 31 December 2012 was £20m (2011: £nil). This has been transferred to assets held for sale as it relates to an investment made by Penguin.

Notes to the consolidated financial statements continued

12. Investments in joint ventures and associates continued

The Group’s interests in its associates, all of which are unlisted, are as follows:

	2012
All figures in £ millions	Country of incorporation	% interest held	Assets	Liabilities	Revenues	Profit
The Economist Newspaper Ltd	England	50	140	(140)	174	23
Other continuing operations			14	(7)	17	1
Discontinued operations			29	(2)	9	(1)

Total			183	(149)	200	23

	2011
All figures in £ millions	Country of incorporation	% interest held	Assets	Liabilities	Revenues	Profit
The Economist Newspaper Ltd	England	50	140	(140)	179	27
FTSE International Ltd*	England	50	—	—	31	7
Other			16	(2)	15	1

Total			156	(142)	225	35

*	FTSE International Ltd included to date of disposal

The interests held in associates are equivalent to voting rights.

On 16 December 2011 the Group sold its 50% interest in FTSE International Ltd.

Gain on sale of FTSE International Ltd

All figures in £ millions	2011
Proceeds	428
Disposal costs	(1)
Net assets disposed	(15)

Gain on sale	412

13. Deferred income tax

All figures in £ millions	2012	2011
Deferred income tax assets	229	287
Deferred income tax liabilities	(601)	(620)

Net deferred income tax	(372)	(333)

Substantially all of the deferred tax assets are expected to be recovered after more than one year.

Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The Group has unrecognised deferred income tax assets of £13m at 31 December 2012 (2011: £13m) in respect of UK losses, and approximately £30m (2011: £15m) in respect of losses in other territories. None of the unrecognised UK losses have expiry dates associated with them.

Notes to the consolidated financial statements continued

13. Deferred income tax continued

The recognition of the deferred income tax assets is supported by management’s forecasts of the future profitability of the relevant business units.

The movement on the net deferred income tax account is as follows:

All figures in £ millions	Notes	2012	2011
At beginning of year		(333)	(195)
Exchange differences		14	(5)
Income statement charge	7	(17)	(37)
Acquisition through business combination	30	(67)	(96)
Disposal through business disposal	31	11	1
Tax charge to other comprehensive income or equity		38	(1)
Transfer to assets held for sale		(18)	—

At end of year		(372)	(333)

Included in the income statement charge above for 2012 is a £5m charge (2011: £26m charge) relating to discontinued operations.

The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Trading losses	Goodwill and intangibles	Returns provisions	Retirement benefit obligations	Other	Total
Deferred income tax assets
At 1 January 2011	5	4	96	6	165	276
Exchange differences	—	—	1	—	2	3
Acquisition through business combination	8	—	—	—	1	9
Income statement benefit/(charge)	1	(4)	(8)	19	(6)	2
Tax (charge)/benefit to other comprehensive income or equity	—	—	—	(6)	3	(3)

At 31 December 2011	14	—	89	19	165	287

Exchange differences	—	—	(3)	(1)	(5)	(9)
Acquisition through business combination	19	—	—	—	—	19
Income statement charge	(13)	—	(16)	(5)	(33)	(67)
Tax benefit/(charge) to other comprehensive income or equity	—	—	—	43	(6)	37
Transfer to assets held for sale	(2)	—	(25)	(9)	(2)	(38)

At 31 December 2012	18	—	45	47	119	229

Notes to the consolidated financial statements continued

13. Deferred income tax continued

Other deferred income tax assets include temporary differences on share-based payments, inventory and other provisions.

All figures in £ millions	Goodwill and intangibles	Other	Total
Deferred income tax liabilities
At 1 January 2011	(334)	(137)	(471)
Exchange differences	(6)	(2)	(8)
Acquisition through business combination	(102)	(3)	(105)
Disposal through business disposal	—	1	1
Income statement benefit	(22)	(17)	(39)
Tax benefit to other comprehensive income or equity	—	2	2

At 31 December 2011	(464)	(156)	(620)

Exchange differences	18	5	23
Acquisition through business combination	(65)	(21)	(86)
Disposal through business disposal	11	—	11
Income statement charge	15	35	50
Tax benefit to other comprehensive income or equity	—	1	1
Transfer to assets held for sale	10	10	20

At 31 December 2012	(475)	(126)	(601)

Other deferred income tax liabilities include temporary differences in respect of depreciation and royalty advances.

14. Classification of financial instruments

The accounting classification of each class of the Group’s financial assets and financial liabilities, together with their fair values, is as follows:

		2012
		Fair value				Amortised cost
All figures in £ millions	Notes	Available for sale	Derivatives deemed held for trading	Derivatives in hedging relationships	Other liabilities	Loans and receivables	Other liabilities	Total carrying value	Total market value
Investments in unlisted securities – continuing operations	15	31	—	—	—	—	—	31	31
Investments in unlisted securities classified within assets held for sale	32	1	—	—	—	—	—	1	1
Cash and cash equivalents – continuing operations	17	—	—	—	—	1,062	—	1,062	1,062
Cash and cash equivalents classified within assets held for sale	32	—	—	—	—	115	—	115	115
Marketable securities		6	—	—	—	—	—	6	6
Derivative financial instruments	16	—	1	177	—	—	—	178	178
Trade receivables – continuing operations	22	—	—	—	—	883	—	883	883
Trade receivables classified within assets held for sale		—	—	—	—	249	—	249	249

Total financial assets		38	1	177	—	2,309	—	2,525	2,525

Notes to the consolidated financial statements continued

14. Classification of financial instruments continued

		2012
		Fair value				Amortised cost
All figures in £ millions	Notes	Available for sale	Derivatives deemed held for trading	Derivatives in hedging relationships	Other liabilities	Loans and receivables	Other liabilities	Total carrying value	Total market value
Trade payables – continuing operations	24	—	—	—	—	—	(337)	(337)	(337)
Trade payables classified within liabilities held for sale		—	—	—	—	—	(148)	(148)	(148)
Other financial liabilities – put options over non-controlling interest	24	—	—	—	(68)	—	—	(68)	(68)
Bank loans and overdrafts –continuing operations	18	—	—	—	—	—	(55)	(55)	(55)
Bank loans and overdrafts classified within liabilities held for sale	32	—	—	—	—	—	(7)	(7)	(7)
Borrowings due within one year	18	—	—	—	—	—	(229)	(229)	(228)
Borrowings due after more than one year	18	—	—	—	—	—	(1,988)	(1,988)	(2,043)

Total financial liabilities		—	—	—	(68)	—	(2,764)	(2,832)	(2,886)

		2011
		Fair value				Amortised cost
All figures in £ millions	Notes	Available for sale	Derivatives deemed held for trading	Derivatives in hedging relationships	Other liabilities	Loans and receivables	Other liabilities	Total carrying value	Total market value
Investments in unlisted securities	15	26	—	—	—	—	—	26	26
Cash and cash equivalents	17	—	—	—	—	1,369	—	1,369	1,369
Marketable securities		9	—	—	—	—	—	9	9
Derivative financial instruments	16	—	3	174	—	—	—	177	177
Trade receivables	22	—	—	—	—	1,061	—	1,061	1,061

Total financial assets		35	3	174	—	2,430	—	2,642	2,642

Derivative financial instruments	16	—	(1)	(2)	—	—	—	(3)	(3)
Trade payables	24	—	—	—	—	—	(483)	(483)	(483)
Other financial liabilities – put options over non-controlling interest	24	—	—	—	(86)	—	—	(86)	(86)
Bank loans and overdrafts	18	—	—	—	—	—	(78)	(78)	(78)
Borrowings due within one year	18	—	—	—	—	—	(9)	(9)	(9)
Borrowings due after more than one year	18	—	—	—	—	—	(1,964)	(1,964)	(2,000)

Total financial liabilities		—	(1)	(2)	(86)	—	(2,534)	(2,623)	(2,659)

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

15. Other financial assets

All figures in £ millions	2012	2011
At beginning of year	26	58
Exchange differences	(2)	—
Acquisition of investments	10	12
Disposal of investments	(2)	(44)
Transfer to assets held for sale	(1)	—

At end of year	31	26

Other financial assets comprise non-current unlisted securities.

Notes to the consolidated financial statements continued

16. Derivative financial instruments

The Group’s approach to the management of financial risks is set out in note 19. The Group’s outstanding derivative financial instruments are as follows:

	2012			2011
All figures in £ millions	Gross notional amounts	Assets	Liabilities	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	1,465	143	—	1,208	151	—
Interest rate derivatives – not in a hedge relationship	61	1	—	65	3	(1)
Cross-currency rate derivatives – in a net investment hedge relationship	220	34	—	220	23	(2)

Total	1,746	178	—	1,493	177	(3)

Analysed as expiring:
In less than one year	215	4	—	—	—	(1)
Later than one year and not later than five years	701	69	—	946	81	(2)
Later than five years	830	105	—	547	96	—

Total	1,746	178	—	1,493	177	(3)

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

At the end of 2012, the currency split of the mark-to-market values of rate derivatives, including the exchange of principal on cross-currency rate derivatives, was US dollar £(59)m, sterling £257m and South African rand £(20)m (2011: US dollar £(66)m, sterling £263m and South African rand £(23)m).

The fixed interest rates on outstanding rate derivative contracts at the end of 2012 range from 3.65% to 9.28% (2011: 3.65% to 9.28%) and the floating rates are based on LIBOR in US dollar and sterling.

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

Notes to the consolidated financial statements continued

17. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2012	2011
Cash at bank and in hand	372	864
Short-term bank deposits	690	505

Continuing operations	1,062	1,369
Cash at bank and in hand classified within assets held for sale	115	—

	1,177	1,369

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2012 the currency split of cash and cash equivalents was US dollar 47% (2011: 31%), sterling 25% (2011: 38%), euro 3% (2011: 8%) and other 25% (2011: 23%).

Cash and cash equivalents have fair values that approximate to their carrying value due to their short-term nature.

Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2012	2011
Cash and cash equivalents – continuing operations	1,062	1,369
Cash at bank and in hand classified within assets held for sale	115	—
Bank overdrafts – continuing operations	(33)	(78)
Bank overdrafts classified within liabilities held for sale	(7)	—

	1,137	1,291

Notes to the consolidated financial statements continued

18. Financial liabilities – Borrowings

The Group’s current and non-current borrowings are as follows:

All figures in £ millions	2012	2011
Non-current
5.5% Global Dollar Bonds 2013 (nominal amount $350m)	—	233
5.7% US Dollar Bonds 2014 (nominal amount $400m)	264	286
7.0% Sterling Bonds 2014 (nominal amount £250m)	256	257
6.0% Sterling Bonds 2015 (nominal amount £300m)	298	298
4.0% US Dollar Notes 2016 (nominal amount $350m)	229	238
6.25% Global Dollar Bonds 2018 (nominal amount $550m)	402	419
4.625% US Dollar Notes 2018 (nominal amount $300m)	217	224
3.75% US Dollar Notes 2022 (nominal amount $500m)	315	—
Bank loans and overdrafts	22	—
Finance lease liabilities	7	9

	2,010	1,964

Current
Due within one year or on-demand:
5.5% Global Dollar Bonds 2013 (nominal amount $350m)	219	—
Bank loans and overdrafts	33	78
Finance lease liabilities	10	9

	262	87
Total borrowings – continuing operations	2,272	2,051
Bank overdrafts classified within liabilities held for sale	7	—

Total borrowings	2,279	2,051

Included in the non-current borrowings above is £11m of accrued interest (2011: £12m). Included in the current borrowings above is £2m of accrued interest (2011: £ nil).

The maturity of the Group’s non-current borrowing is as follows:

All figures in £ millions	2012	2011
Between one and two years	524	241
Between two and five years	552	1,080
Over five years	934	643

	2,010	1,964

Notes to the consolidated financial statements continued

18. Financial liabilities – Borrowings continued

The carrying amounts and market values of borrowings are as follows:

	2012			2011
All figures in £ millions	Effective interest rate	Carrying value	Market value	Carrying value	Market value
Bank loans and overdrafts	n/a	55	55	78	78
5.5% Global Dollar Bonds 2013	5.76%	219	218	233	237
5.7% US Dollar Bonds 2014	5.88%	264	260	286	280
7.0% Sterling Bonds 2014	7.20%	256	274	257	282
6.0% Sterling Bonds 2015	6.27%	298	337	298	340
4.0% US Dollar Notes 2016	4.26%	229	233	238	237
6.25% Global Dollar Bonds 2018	6.46%	402	410	419	409
4.625% US Dollar Notes 2018	4.69%	217	209	224	206
3.75% US Dollar Notes 2022	3.94%	315	313	—	—
Finance lease liabilities	n/a	17	17	18	18
Continuing operations		2,272	2,326
Bank overdrafts classified within liabilities held for sale	n/a	7	7	—	—

		2,279	2,333	2,051	2,087

The market values stated above are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Group’s borrowings are denominated in the following currencies:

All figures in £ millions	2012	2011
US dollar	1,684	1,488
Sterling	573	563
Other	22	—

	2,279	2,051

The Group has the following undrawn capacity on its committed borrowing facilities as at 31 December:

All figures in £ millions	2012	2011
Floating rate
– expiring within one year	—	—
– expiring beyond one year	1,077	1,126

	1,077	1,126

In addition to the above facilities, there are a number of short-term facilities that are utilised in the normal course of business.

All of the Group’s borrowings are unsecured. In respect of finance lease obligations, the rights to the leased asset revert to the lessor in the event of default.

Notes to the consolidated financial statements continued

18. Financial liabilities – Borrowings continued

The maturity of the Group’s finance lease obligations is as follows:

All figures in £ millions	2012	2011
Finance lease liabilities – minimum lease payments
Not later than one year	10	9
Later than one year and not later than two years	4	8
Later than two years and not later than three years	3	1
Later than three years and not later than four years	—	—
Later than four years and not later than five years	—	—
Later than five years	—	—
Future finance charges on finance leases	—	—

Present value of finance lease liabilities	17	18

The present value of finance lease liabilities is as follows:
All figures in £ millions	2012	2011
Not later than one year	10	9
Later than one year and not later than five years	7	9
Later than five years	—	—

	17	18

The carrying amounts of the Group’s lease obligations approximate their fair value.

19. Financial risk management

The Group’s approach to the management of financial risks together with sensitivity analyses of its financial instruments is set out below.

Treasury policy

The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. The Group borrows principally in US dollars and sterling, at both floating and fixed rates of interest, using derivative financial instruments (‘derivatives’), where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts. The main risks arising from the Group’s financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the board, which are summarised overleaf. All the treasury policies remained unchanged throughout, except for revisions to the Group’s bank counterparty risk limits and related approval processes and minor amendments to reflect the consolidation of the Group’s treasury operations into one location.

The audit committee receives reports on the Group’s treasury activities, policies and procedures. The treasury department is not a profit centre and its activities are subject to regular internal audit.

Notes to the consolidated financial statements continued

19. Financial risk management continued

Interest rate risk management

The Group’s exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into rate swaps, rate caps and forward rate agreements. The Group’s policy objective has continued to be to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt and before certain adjustments for IAS 39 ‘Financial Instruments: Recognition and Measurement’) to be hedged (i.e. fixed or capped at the year end) over the next four years, subject to a maximum of 65% and a minimum that starts at 40% and falls by 10% at each year end. At the end of 2012 the fixed to floating hedging ratio, on the above basis, was approximately 55%. A simultaneous 1% change on 1 January 2013 in the Group’s variable interest rates in US dollar and sterling, taking into account forecast seasonal debt, would have a £6m effect on profit before tax.

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

Liquidity and refinancing risk management

The Group’s objective is to secure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group’s policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and ten years. At the end of 2012 the average maturity of gross borrowings was 3.9 years (2011: 4.0 years) of which bonds represented 97% (2011: 95%) of these borrowings.

The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. All of the Group’s credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody’s and BBB+ from Standard & Poor’s, and the short-term ratings are P2 and A2 respectively. The Group’s policy is to strive to maintain a rating of Baa1/BBB+ over the long term. The Group will also continue to use internally a range of ratios to monitor and manage its finances. These include interest cover, net debt to operating profit and cash flow to debt measures. The Group also maintains undrawn committed borrowing facilities. At the end of 2012 the committed facilities amounted to £1,077m and their weighted average maturity was 2.9 years.

Notes to the consolidated financial statements continued

19. Financial risk management continued

Analysis of Group debt, including the impact of derivatives

The following tables analyse the Group’s sources of funding and the impact of derivatives on the Group’s debt instruments.

The Group’s net debt position is set out below:

All figures in £ millions	2012	2011
Cash and cash equivalents	1,062	1,369
Marketable securities	6	9
Derivative financial instruments	178	174
Bank loans, overdrafts and loan notes	(55)	(78)
Bonds	(2,200)	(1,955)
Finance lease liabilities	(17)	(18)

Continuing operations	(1,026)	(499)
Cash & cash equivalents classified within assets held for sale	115	—
Bank loans, overdrafts and loan notes classified within liabilities held for sale	(7)	—

Net debt	(918)	(499)

The split of net debt between fixed and floating rate, stated after the impact of rate derivatives, is as follows:

All figures in £ millions	2012	2011
Fixed rate	499	510
Floating rate	419	(11)

Total	918	499

Gross borrowings, after the impact of cross-currency rate derivatives, analysed by currency are as follows:

All figures in £ millions	2012	2011
US dollar	1,905	1,687
Sterling	353	343
Other	21	21

Total	2,279	2,051

As at 31 December 2012 the exposure of the borrowings of the Group to interest rate changes when the borrowings re-price is as follows:

All figures in £ millions	Less than one year	One to five years	More than five years	Total
Re-pricing profile of borrowings	291	1,054	934	2,279
Effect of rate derivatives	1,311	(480)	(831)	—

Total	1,602	574	103	2,279

Notes to the consolidated financial statements continued

19. Financial risk management continued

Analysis of Group debt, including the impact of derivatives continued

The maturity of contracted cash flows associated with the Group’s financial liabilities are as follows:

	2012
All figures in £ millions	USD	GBP	Other	Total
Not later than one year	489	126	142	757
Later than one year and not later than five years	726	357	21	1,104
Later than five years	863	—	—	863

Total	2,078	483	163	2,724

Analysed as:
Bonds	1,837	639	—	2,476
Rate derivatives – inflows	(326)	(264)	—	(590)
Rate derivatives – outflows	328	3	22	353
Trade payables	239	105	141	485

Total	2,078	483	163	2,724

	2011
All figures in £ millions	USD	GBP	Other	Total
Not later than one year	261	124	156	541
Later than one year and not later than five years	984	378	25	1,387
Later than five years	563	—	—	563

Total	1,808	502	181	2,491

Analysed as:
Bonds	1,553	675	—	2,228
Rate derivatives – inflows	(292)	(281)	—	(573)
Rate derivatives – outflows	321	5	27	353
Trade payables	226	103	154	483

Total	1,808	502	181	2,491

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

Notes to the consolidated financial statements continued

19. Financial risk management continued

Foreign currency risk management

Although the Group is based in the UK, it has its most significant investment in overseas operations. The most significant currency for the Group is the US dollar. The Group’s policy on routine transactional conversions between currencies (for example, the collection of receivables, and the settlement of payables or interest) remains that these should be transacted at the relevant spot exchange rate. The majority of the Group’s operations are domestic within their country of operation. No unremitted profits are hedged with foreign exchange contracts, as the company judges it inappropriate to hedge non-cash flow translational exposure with cash flow instruments. However, the Group does seek to create a natural hedge of this exposure through its policy of aligning approximately the currency composition of its core net borrowings (after the impact of cross-currency rate derivatives) with its forecast operating profit before depreciation and amortisation. This policy aims to soften the impact of changes in foreign exchange rates on consolidated interest cover and earnings. The policy above applies only to currencies that account for more than 15% of Group operating profit before depreciation and amortisation, which currently is only the US dollar. The Group still borrows small amounts in other currencies, typically for seasonal working capital needs. Our policy does not require existing currency debt to be terminated to match declines in that currency’s share of Group operating profit before depreciation and amortisation. In addition, currencies that account for less than 15% of Group operating profit before depreciation and amortisation can be included in the above hedging process at the request of the chief financial officer.

Included within year end net debt, the net borrowings/(cash) in the hedging currencies above (taking into account the effect of cross-currency swaps) were: US dollar £1,354m, sterling £58m and South African rand £(17)m.

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

Notes to the consolidated financial statements continued

19. Financial risk management continued

Financial instruments – fair value measurement continued

	2012				2011
All figures in £ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Derivative financial assets	—	178	—	178	—	177	—	177
Marketable securities	—	6	—	6	—	9	—	9
Available for sale financial assets
Investments in unlisted securities – continuing operations	—	—	30	30	—	—	26	26
Investments in unlisted securities classified within assets held for sale	—	—	1	1	—	—	—	—
Financial liabilities at fair value
Derivative financial liabilities	—	—	—	—	—	(3)	—	(3)
Other financial liabilities – put options over non-controlling interest	—	—	(68)	(68)	—	—	(86)	(86)

Total	—	184	(37)	147	—	183	(60)	123

The following table analyses the movements in level 3 fair value measurements:

All figures in £ millions	2012		2011
	Investments in unlisted securities	Other financial liabilities	Investments in unlisted securities	Other financial liabilities
At beginning of year	26	(86)	58	(25)
Exchange differences	(2)	5	—	3
Additions	10	—	13	(63)
Fair value movements	—	(25)	—	(1)
Transfer to assets classified as held for sale	(1)	—	—	—
Disposals	(2)	38	(45)	—

At end of year	31	(68)	26	(86)

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

Notes to the consolidated financial statements continued

19. Financial risk management continued

Financial instruments – sensitivity analysis

As at 31 December 2012 the sensitivity of the carrying value of the Group’s financial instruments to fluctuations in interest rates and exchange rates is as follows:

All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling
Investments in unlisted securities – continuing operations	31	—	—	(3)	4
Investments in unlisted securities classified within assets held for sale	1	—	—	—	—
Cash and cash equivalents – continuing operations	1,062	—	—	(75)	92
Cash and cash equivalents classified within assets held for sale	115	—	—	(4)	4
Marketable securities	6	—	—	—	—
Derivative financial instruments	178	(66)	65	7	(9)
Bonds	(2,200)	64	(63)	149	(183)
Other borrowings – continuing operations	(72)	—	—	5	(6)
Other borrowings classified within liabilities held for sale	(7)	—	—	1	(1)
Put options over non-controlling interest	(68)	—	—	7	(7)
Other net financial assets – continuing operations	546	—	—	(43)	52
Other net financial assets classified within assets and liabilities held for sale	101	—	—	(10)	12

Total financial instruments	(307)	(2)	2	34	(42)

The table shows the sensitivities of the fair values of each class of financial instruments to an isolated change in either interest rates or foreign exchange rates. The class ‘Other net financial assets’ comprises trade assets less trade liabilities.

The sensitivities of derivative instruments are calculated using established estimation techniques such as discounted cash flow and option valuation models. Where modelling an interest rate decrease of 1% led to negative interest rates, these points on the yield curve were adjusted to 0%. A large proportion of the movements shown above would impact equity rather than the income statement, due to the location and functional currency of the entities in which they arise and the availability of net investment hedge treatment. The changes in valuations are estimates of the impact of changes in market variables and are not a prediction of future events or anticipated gains or losses.

Notes to the consolidated financial statements continued

20. Intangible assets – Pre-publication

All figures in £ millions	2012	2011
Cost
At beginning of year	1,965	1,863
Exchange differences	(74)	6
Additions	364	331
Disposals	(188)	(249)
Acquisition through business combination	14	14
Transfer to property, plant and equipment	(3)	—
Transfer to assets classified as held for sale	(202)	—

At end of year	1,876	1,965

Amortisation
At beginning of year	(1,315)	(1,216)
Exchange differences	55	(11)
Charge for the year	(316)	(331)
Disposals	188	249
Acquisition through business combination	(8)	(6)
Transfer to assets classified as held for sale	186	—

At end of year	(1,210)	(1,315)

Carrying amounts

At end of year	666	650

Included in the above are pre-publication assets amounting to £431m (2011: £413m) which will be realised in more than one year.

Amortisation is included in the income statement in cost of goods sold. In 2012 £33m (2011: £39m) relates to discontinued operations.

21. Inventories

All figures in £ millions	2012	2011
Raw materials	13	24
Work in progress	11	20
Finished goods	237	363

	261	407

The cost of inventories relating to continuing operations recognised as an expense and included in the income statement in cost of goods sold amounted to £512m (2011: £585m). In 2012 £71m (2011: £63m) of inventory provisions was charged in the income statement. None of the inventory is pledged as security.

Notes to the consolidated financial statements continued

22. Trade and other receivables

All figures in £ millions	2012	2011
Current
Trade receivables	868	1,048
Royalty advances	16	107
Prepayments and accrued income	81	90
Other receivables	139	141

	1,104	1,386

Non-current
Trade receivables	15	13
Royalty advances	13	88
Prepayments and accrued income	33	34
Other receivables	18	16

	79	151

Trade receivables are stated at fair value, net of provisions for bad and doubtful debts and anticipated future sales returns. The movements on the provision for bad and doubtful debts are as follows:

All figures in £ millions	2012	2011
At beginning of year	(102)	(83)
Exchange differences	4	1
Income statement movements	(21)	(31)
Utilised	53	17
Acquisition through business combination	(1)	(8)
Disposal through business disposal	—	2
Transfer to assets classified as held for sale	12	—

At end of year	(55)	(102)

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.

The ageing of the Group’s trade receivables is as follows:

All figures in £ millions	2012	2011
Within due date	774	1,079
Up to three months past due date	231	289
Three to six months past due date	43	37
Six to nine months past due date	10	4
Nine to 12 months past due date	7	3
More than 12 months past due date	5	—

Total trade receivables	1,070	1,412
Less: provision for sales returns	(187)	(351)

Net trade receivables	883	1,061

The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historic payment profiles. Management believe all the remaining receivable balances are fully recoverable.

Notes to the consolidated financial statements continued

23. Provisions for other liabilities and charges

All figures in £ millions	Deferred consideration	Property	Legal and other	Total
At 1 January 2012	97	17	49	163
Exchange differences	(3)	—	(4)	(7)
Charged to income statement	—	12	45	57
Released to income statement	—	(1)	(2)	(3)
Deferred consideration on acquisition	6	—	—	6
Acquisition through business combination	(3)	—	4	1
Utilised	(31)	(1)	(8)	(40)
Transfer to liabilities held for sale	(2)	(1)	(26)	(29)

At 31 December 2012	64	26	58	148

Analysis of provisions:

	2012
All figures in £ millions	Deferred consideration	Property	Legal and other	Total
Current	6	12	20	38
Non-current	58	14	38	110

	64	26	58	148

	2011
Current	32	5	11	48
Non-current	65	12	38	115

	97	17	49	163

Deferred consideration primarily relates to the formation of a venture in the US Professional business in 2011.

Legal and other includes provisions in relation to legal claims, contract disputes and potential contract losses.

24. Trade and other liabilities

All figures in £ millions	2012	2011
Trade payables	337	483
Social security and other taxes	30	25
Accruals	440	544
Deferred income	714	678
Interest payable	21	18
Put options over non-controlling interest	68	86
Other liabilities	228	232

	1,838	2,066

Less: non-current portion
Accruals	18	25
Deferred income	147	147
Put options over non-controlling interest	25	62
Interest payable	13	6
Other liabilities	79	85

	282	325

Current portion	1,556	1,741

Notes to the consolidated financial statements continued

24. Trade and other liabilities continued

The carrying value of the Group’s trade and other liabilities approximates its fair value.

The deferred income balance comprises principally: multi-year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment, testing and teaching businesses; subscription income in school and newspaper businesses; and obligations to deliver digital content in future periods.

The put options over non-controlling interest are the fair value of options held by the non-controlling interests in the Group’s Southern African and Indian businesses.

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

At 31 December 2012 the UK Group plan has approximately 27,000 members, analysed in the following table:

%	Active	Deferred	Pensioners	Total
Defined benefit	3	26	32	61
Defined contribution	18	21	—	39

Total	21	47	32	100

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

	2012			2011			2010
%	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB
Inflation	3.0	2.5	2.5	3.0	2.5	2.5	3.5	2.5	2.5
Rate used to discount plan liabilities	4.4	3.6	3.6	4.9	4.2	4.2	5.5	5.1	5.1
Expected return on assets	5.8	5.5	—	5.7	6.4	—	6.0	6.6	—
Expected rate of increase in salaries	3.5	3.9	—	4.0	4.0	—	4.7	4.0	—
Expected rate of increase for pensions in payment and deferred pensions	2.3 to 5.1	—	—	2.4 to 4.3	—	—	2.6 to 4.4	—	—
Initial rate of increase in healthcare rate	—	—	8.0	—	—	7.5	—	—	8.0
Ultimate rate of increase in healthcare rate	—	—	5.0	—	—	5.0	—	—	5.0

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Assumptions continued

The UK discount rate is based on the annualised yield on the iBoxx over 15-year AA-rated corporate bond index, adjusted to reflect the duration of liabilities. The US discount rate is set by reference to a US bond portfolio matching model.

The inflation rate for the UK Group plan of 3.0% reflects the RPI rate. In line with changes to legislation in 2010, certain benefits have been calculated with reference to CPI as the inflationary measure and in these instances a rate of 2.5% has been used.

The expected rates of return on categories of plan assets are determined by reference to relevant indices. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan’s investment portfolio, plus a diversification premium.

The expected rate of increase in salaries has been set at 3.5% for 2012 with a short-term assumption of 3.0% for three years.

For the UK plan, the mortality base table assumptions have been derived from the SAPS ‘all pensioners’ tables for males and the SAPS ‘normal health pensioners’ tables for females, adjusted to reflect the observed experience of the plan, with medium cohort improvement factors. A 1.5% improvement floor on the medium cohort is applied for males, and 1.25% for females, with tapering.

For the US plans, the RP2000 table is used, reflecting the mortality assumption most prevalent in the US. In 2010 a ten-year projection was added.

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK Group plan and US plans is as follows:

	UK		US
	2012	2011	2012	2011
Male	23.0	22.6	19.2	19.2
Female	24.2	23.5	21.1	21.1

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

	UK		US
	2012	2011	2012	2011
Male	25.1	25.2	19.2	19.2
Female	26.1	25.6	21.1	21.1

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Financial statement information

The amounts recognised in the income statement are as follows:

	2012
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	23	3	26	78	4	108

Total operating expense	23	3	26	78	4	108

Expected return on plan assets	(111)	(8)	(119)	—	—	(119)
Interest on plan liabilities	96	7	103	—	3	106

Net finance (income)/expense	(15)	(1)	(16)	—	3	(13)

Net income statement charge	8	2	10	78	7	95

Actual return on plan assets	146	15	161	—	—	161

	2011
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	21	3	24	69	3	96

Total operating expense	21	3	24	69	3	96

Expected return on plan assets	(107)	(7)	(114)	—	—	(114)
Interest on plan liabilities	100	8	108	—	3	111

Net finance (income)/expense	(7)	1	(6)	—	3	(3)

Net income statement charge	14	4	18	69	6	93

Actual return on plan assets	161	5	166	—	—	166

	2010
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	21	2	23	68	2	93
Curtailments	(5)	—	(5)	—	—	(5)

Total operating expense	16	2	18	68	2	88

Expected return on plan assets	(93)	(7)	(100)	—	—	(100)
Interest on plan liabilities	100	9	109	—	3	112

Net finance expense	7	2	9	—	3	12

Net income statement charge	23	4	27	68	5	100

Actual return on plan assets	177	13	190	—	—	190

Included within the 2012 results are discontinued operations consisting of a £4m charge (2011: £4m charge; 2010: £7m charge) relating to defined benefit schemes and a £7m charge (2011: £7m charge; 2010: £6m charge) relating to defined contribution schemes. Also included in 2010 results are discontinued operations of £5m relating to the curtailment credit.

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

The amounts recognised in the balance sheet are as follows:

	2012				2011
All figures in £ millions	UK Group plan	Other funded plans	Other unfunded plans	Total	UK Group plan	Other funded plans	Other unfunded plans	Total
Fair value of plan assets	2,162	165	—	2,327	2,008	149	—	2,157
Present value of defined benefit obligation	(2,181)	(196)	(24)	(2,401)	(1,983)	(173)	(24)	(2,180)

Net pension asset/(liability)	(19)	(31)	(24)	(74)	25	(24)	(24)	(23)

Other post-retirement medical benefit obligation				(89)				(85)
Other pension accruals				(35)				(33)

Net retirement benefit obligations				(198)				(141)

Analysed as:
Retirement benefit assets				—				25
Retirement benefit obligations				(198)				(166)

Included within the 2012 retirement benefit obligation is a liability of £26m which relates to Penguin and is classified as held for sale.

The following losses have been recognised in other comprehensive income:

All figures in £ millions	2012	2011	2010
Amounts recognised for defined benefit plans	(114)	(47)	75
Amounts recognised for post-retirement medical benefit plans	(5)	(9)	(5)

Total recognised in year	(119)	(56)	70

Cumulative amounts recognised	(351)	(232)	(176)

The fair value of plan assets comprises the following:

	2012			2011
%	UK Group plan	Other funded plans	Total	UK Group plan	Other funded plans	Total
Equities	32	2	34	27	3	30
Bonds	38	3	41	48	3	51
Properties	9	1	10	3	—	3
Other	14	1	15	15	1	16

The plan assets do not include any of the Group’s own financial instruments, or any property occupied by the Group.

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

The table below further disaggregates the UK Group plan assets into additional categories and those assets which have a quoted market price in an active market and those that do not:

	2012		2011
%	Quoted market price	No quoted market price	Quoted market price	No quoted market price
UK equities	6	1	1	1
Non-UK equities	25	3	23	3
Fixed-interest securities	21	—	29	—
Index-linked securities	19	—	23	—
Property	—	10	—	3
Other	1	14	1	16

Total	72	28	77	23

The liquidity profile of the UK Group plan assets is as follows:

%	2012	2011
Liquid – call <1 month	73	78
Less liquid – call 1– 3 months	2	6
Illiquid – call > 3 months	25	16

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

	2012			2011
All figures in £ millions	UK Group plan	Other plans	Total	UK Group plan	Other plans	Total
Fair value of plan assets
Opening fair value of plan assets	2,008	149	2,157	1,847	135	1,982
Exchange differences	—	(5)	(5)	—	1	1
Expected return on plan assets	111	8	119	107	7	114
Actuarial gains/(losses)	35	7	42	54	(2)	52
Contributions by employer	72	2	74	71	18	89
Contributions by employee	2	—	2	3	—	3
Benefits paid	(78)	(11)	(89)	(74)	(10)	(84)
Acquisition through business combination	12	15	27	—	—	—

Closing fair value of plan assets	2,162	165	2,327	2,008	149	2,157

Present value of defined benefit obligation
Opening defined benefit obligation	(1,983)	(197)	(2,180)	(1,852)	(178)	(2,030)
Exchange differences	—	7	7	—	—	—
Current service cost	(23)	(3)	(26)	(21)	(3)	(24)
Interest cost	(96)	(7)	(103)	(100)	(8)	(108)
Actuarial losses	(144)	(12)	(156)	(81)	(18)	(99)
Contributions by employee	(2)	—	(2)	(3)	—	(3)
Benefits paid	78	11	89	74	10	84
Acquisition through business combination	(11)	(19)	(30)	—	—	—

Closing defined benefit obligation	(2,181)	(220)	(2,401)	(1,983)	(197)	(2,180)

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

Changes in the value of the US PRMB are as follows:

All figures in £ millions	2012	2011
Opening defined benefit obligation	(85)	(72)
Exchange differences	4	(2)
Current service cost	(4)	(3)
Interest cost	(3)	(3)
Actuarial losses	(5)	(9)
Benefits paid	4	4

Closing defined benefit obligation	(89)	(85)

The history of the defined benefit plans is as follows:

All figures in £ millions	2012	2011	2010	2009	2008
Fair value of plan assets	2,327	2,157	1,982	1,727	1,578
Present value of defined benefit obligation	(2,401)	(2,180)	(2,030)	(1,967)	(1,594)

Net pension (liability)/asset	(74)	(23)	(48)	(240)	(16)

Experience adjustments on plan assets	42	52	90	56	(268)
Experience adjustments on plan liabilities	(156)	(99)	(15)	(351)	194

Funding

The UK Group plan is self-administered with the plan’s assets being held independently of the Group. The trustees of the plan are required to act in the best interest of the plan’s beneficiaries. The most recent triennial actuarial valuation for funding purposes was completed as at 1 January 2012 and this valuation revealed a funding shortfall. The Group has agreed that the funding shortfall will be eliminated by June 2017. In 2012 the Group contributed £48m (2011: £48m) towards the funding shortfall. Following the completion of the triennial funding valuation the Group has agreed to contribute £41m per annum until 2017 in excess of regular contributions. In addition, a mechanism has been agreed for the Group to make supplementary payments up to a maximum of £15m per annum. If such payments are made they are expected to accelerate the end date for extinguishing the deficit. Regular contributions to the plan are estimated to be £23m for 2013.

The Group expects to contribute $80m in 2013 and $84m in 2014 to its US pension plans.

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Future benefit payments

The following table shows the expected benefit payments from the defined benefit plans over the next ten years. These use actuarial assumptions as at 31 December 2012. These represent payments from the pension funds to pensioners and others entitled to benefits, and are not an indication of payments from the company. For company funding requirements, refer to the prior section.

All figures in £ millions	UK Group plan	Defined benefit other	Total
Expected future benefit payments:
2013	77	27	104
2014	80	24	104
2015	85	22	107
2016	87	23	110
2017	91	18	109
2018 to 2022 combined	503	76	579

Sensitivities

The net retirement benefit obligations are calculated using a number of assumptions, the most significant being the discount rate used to calculate the defined benefit obligation. The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2012
All figures in £ millions	1% increase	1% decrease
Effect on:
(Decrease)/increase in defined benefit obligation – UK Group plan	(311.7)	388.1
Decrease of aggregate of service cost and interest cost – UK Group plan	(0.1)	(1.2)
(Decrease)/increase in defined benefit obligation – US plan	(11.6)	13.9

The effect of members living one year more or one year less on the defined benefit obligation is as follows:

	2012
All figures in £ millions	1 year increase	1 year decrease
Effect on:
Increase/(decrease) in defined benefit obligation – UK Group plan	76.7	(73.9)
Increase/(decrease) in defined benefit obligation – US plan	2.1	(2.1)

The effect of a one percentage point increase and decrease in the assumed medical cost trend rates is as follows:

	2012
All figures in £ millions	1% increase	1% decrease
Effect on:
Increase/(decrease) in post-retirement medical benefit obligation	2.9	(2.6)
Increase/(decrease) of aggregate of service cost and interest cost	0.1	(0.1)

Notes to the consolidated financial statements continued

26. Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

All figures in £ millions	2012	2011	2010
Pearson plans	28	36	32

Share-based payment charges included in discontinued operations amounted to £4m (2011: £4m; 2010: £7m).

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

Employee Stock Purchase Plan In 2000, the Group established an Employee Stock Purchase Plan which allows all employees in the US to save a portion of their monthly salary over six-month periods. At the end of the period, the employee has the option to purchase ADRs with their accumulated funds at a purchase price equal to 85% of the lower of the market price prevailing at the beginning or end of the period.

Long-Term Incentive Plan This plan was first introduced in 2001, renewed in 2006 and again in 2011. The plan consists of restricted shares.

The vesting of restricted shares is normally dependent on continuing service over a three to five-year period, and in the case of senior management upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to senior management in May 2011 and May 2012 vest dependent on relative total shareholder return, return on invested capital and earnings per share growth. The award was split equally across all three measures. Other restricted shares awarded in 2011 and 2012 vest depending on continuing service over a three-year period.

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

The number and weighted average exercise prices of share options granted under the Group’s plans are as follows:

	2012		2011
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
	000s		£000s	£
Outstanding at beginning of year	3,203	7.15	8,878	10.20
Granted during the year	1,321	9.09	1,157	8.92
Exercised during the year	(840)	5.59	(2,323)	7.27
Forfeited during the year	(294)	7.84	(457)	8.54
Expired during the year	(17)	5.60	(4,052)	14.12

Outstanding at end of year	3,373	8.24	3,203	7.15

Options exercisable at end of year	106	5.58	64	5.54

Notes to the consolidated financial statements continued

26. Share-based payments continued

Options were exercised regularly throughout the year. The weighted average share price during the year was £12.01 (2011: £11.14). Early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognises in the income statement the amount that otherwise would have been recognised for services received over the remainder of the original vesting period.

The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

	2012		2011
Range of exercise prices £	Number of share options 000s	Weighted average contractual life Years	Number of share options 000s	Weighted average contractual life Years
0 – 5	—	—	—	—
5 – 10	3,373	2.56	3,203	2.51
>10	—	—	—	—

	3,373	2.56	3,203	2.51

In 2012 and 2011 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2012 Weighted average	2011 Weighted average
Fair value	£2.38	£2.97
Weighted average share price	£11.51	£11.47
Weighted average exercise price	£9.09	£8.92
Expected volatility	23.62%	27.50%
Expected life	3.8 years	4.0 years
Risk free rate	0.74%	1.91%
Expected dividend yield	3.65%	3.37%
Forfeiture rate	3.3%	3.5%

The expected volatility is based on the historic volatility of the company’s share price over the previous three to seven years depending on the vesting term of the options.

The following shares were granted under restricted share arrangements:

	2012		2011
	Number of shares 000s	Weighted average fair value £	Number of shares 000s	Weighted average fair value £
Long-Term Incentive Plan	4,503	11.56	4,854	10.44
Annual Bonus Share Matching Plan	237	11.52	285	11.29

The fair value of shares granted under the Long-Term Incentive Plan that vest unconditionally is determined using the share price at the date of grant. The number of shares expected to vest is adjusted, based on historical

Notes to the consolidated financial statements continued

26. Share-based payments continued

experience, to account for potential forfeitures. Restricted shares granted under the Annual Bonus Share Matching Plan are valued using the share price at the date of grant. Participants under both plans are entitled to dividends during the vesting period and therefore the share price is not discounted.

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

27. Share capital and share premium

	Number of shares 000s	Ordinary shares £m	Share premium £m
At 1 January 2011	812,677	203	2,524
Issue of ordinary shares – share option schemes	2,949	1	20

At 31 December 2011	815,626	204	2,544

Issue of ordinary shares – share option schemes	1,417	—	11

At 31 December 2012	817,043	204	2,555

The ordinary shares have a par value of 25p per share (2011: 25p per share). All issued shares are fully paid. All shares have the same rights.

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

28. Treasury shares

	Pearson plc
	Number of shares 000s	£m
At 1 January 2011	14,009	137
Purchase of treasury shares	5,387	60
Release of treasury shares	(4,731)	(48)

At 31 December 2011	14,665	149

Purchase of treasury shares	—	—
Release of treasury shares	(4,563)	(46)

At 31 December 2012	10,102	103

Notes to the consolidated financial statements continued

28. Treasury shares continued

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 1.2% (2011: 1.8%) of called-up share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share.

The nominal value of Pearson plc treasury shares amounts to £2.5m (2011: £3.7m).

At 31 December 2012 the market value of Pearson plc treasury shares was £120.0m (2011: £177.4m).

29. Other comprehensive income

	2012
	Attributable to equity holders of the Company			Non- controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Net exchange differences on translation of foreign operations	(236)	—	(236)	(2)	(238)
Actuarial losses on retirement benefit obligations – Group	—	(119)	(119)	—	(119)
Actuarial losses on retirement benefit obligations – associate	—	(3)	(3)	—	(3)
Tax on items recognised in other comprehensive income	—	55	55	—	55

Total other comprehensive expense for the year	(236)	(67)	(303)	(2)	(305)

	2011
	Attributable to equity holders of the Company			Non- controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Net exchange differences on translation of foreign operations	(38)	—	(38)	(6)	(44)
Actuarial gains on retirement benefit obligations – Group	—	(56)	(56)	—	(56)
Actuarial gains on retirement benefit obligations – associate	—	(8)	(8)	—	(8)
Tax on items recognised in other comprehensive income	—	3	3	—	3

Total other comprehensive expense for the year	(38)	(61)	(99)	(6)	(105)

	2010
	Attributable to equity holders of the Company			Non- controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Net exchange differences on translation of foreign operations	162	—	162	11	173
Currency translation adjustment disposed – subsidiaries	13	—	13	—	13
Actuarial gains on retirement benefit obligations – Group	—	70	70	—	70
Actuarial gains on retirement benefit obligations – associate	—	1	1	—	1
Tax on items recognised in other comprehensive income	—	(41)	(41)	—	(41)

Total other comprehensive income for the year	175	30	205	11	216

Notes to the consolidated financial statements continued

30. Business combinations

On 16 May 2012 the Professional business acquired Certiport, Inc. Certiport is based in the US and is a leading provider of certification and assessment programmes in IT and digital literacy. On 5 July 2012 the International Education business completed the purchase of GlobalEnglish Corporation, a leading provider of cloud-based, on-demand business English learning, assessment and performance support software. On 19 July 2012 Penguin announced the acquisition of Author Solutions, Inc., the world’s leading provider of professional self-publishing services and on 21 November 2012 the North American Education business acquired EmbanetCompass, a leading provider of technology enabled online learning solutions. The Group acquired a 100% interest in all of the investments noted above.

Provisional values for the assets and liabilities arising from these and other acquisitions completed in the year together with adjustments to prior year acquisitions are as follows:

		2012						2011
All figures in £ millions	Notes	Certiport fair value	Author Solutions fair value	Global English fair value	Embanet Compass fair value	Other fair value	Total fair value	Total fair value
Property, plant and equipment	10	—	1	—	3	6	10	21
Intangible assets	11	49	35	36	74	86	280	375
Intangible assets – Pre-publication	20	5	—	1	—	—	6	8
Inventories		—	—	—	—	1	1	2
Trade and other receivables		5	8	8	13	—	34	58
Cash and cash equivalents (excluding overdrafts)		2	—	8	18	6	34	151
Financial liabilities – Borrowings		—	—	—	—	—	—	(9)
Net deferred income tax liabilities	13	(20)	(3)	(13)	(21)	(10)	(67)	(96)
Retirement benefit obligations		—	—	—	—	(2)	(2)	(4)
Provisions for other liabilities and charges	23	—	—	—	—	(1)	(1)	(78)
Trade and other liabilities		(11)	(28)	(22)	(26)	(24)	(111)	(115)
Current income tax liabilities		—	—	(1)	—	—	(1)	(2)
Non-controlling interest		—	—	—	—	—	—	(1)

Net assets acquired at fair value		30	13	17	61	62	183	310

Goodwill	11	58	56	46	350	(5)	505	620
Fair value of previously held interest arising on stepped acquisition		—	—	—	—	—	—	(15)

Total		88	69	63	411	57	688	915

Satisfied by:
Cash		(88)	(69)	(63)	(411)	(51)	(682)	(913)
Deferred consideration		—	—	—	—	(6)	(6)	—
Net prior year adjustments		—	—	—	—	—	—	(2)

Total consideration		(88)	(69)	(63)	(411)	(57)	(688)	(915)

The goodwill arising on these acquisitions results from substantial cost and revenue synergies and from benefits that cannot be separately recognised, such as the assembled workforce.

Intangible assets in other acquisitions includes £69m relating to prior year acquisitions.

Notes to the consolidated financial statements continued

30. Business combinations continued

The fair value of trade and other receivables is £34m and includes trade receivables with a fair value of £26m. The gross contractual amount for trade receivables due is £27m of which £1m is expected to be uncollectable.

A provisional value of £nil of goodwill arising on 2012 acquisitions is expected to be deductible for tax purposes (2011: £1m).

Intangible assets acquired in 2012 have the following useful economic lives: Certiport: customer lists and relationships 3-20 years; Author Solutions: customer lists and relationships 5 years, trademarks and brands 20 years, other intangibles 7-20 years; Global English: other intangibles 10 years. As EmbanetCompass was acquired in late 2012 the useful economic lives of intangible assets acquired are provisional and not yet finalised. Intangible assets acquired with all other acquisitions have useful economic lives of 2-20 years.

All figures in £ millions	2012	2011	2010
Cash flow on acquisitions
Cash – Current year acquisitions	(682)	(913)	(530)
Deferred payments for prior year acquisitions and other items	(31)	(5)	(20)
Cash and cash equivalents acquired	34	151	26
Acquisition costs and other acquisition liabilities paid	(37)	(12)	(11)

Net cash outflow	(716)	(779)	(535)

Acquisitions in 2012 contributed £45m to sales and £5m to operating profit before acquisition costs and amortisation of acquired intangibles from the date of acquisition to the balance sheet date. Of these amounts, Certiport contributed £20m of sales and a profit of £4m, Global English contributed £14m of sales and £2m of profit and EmbanetCompass contributed £7m of sales and £1m of profit.

If the acquisitions had completed on 1 January 2012, the Group estimates that sales for the period would have been £5,168m and profit before tax would have been £444m.

31. Disposals including business closures

All figures in £ millions	Notes	2012	2011	2010
Disposal of subsidiaries
Property, plant and equipment	10	(3)	—	(57)
Intangible assets	11	(45)	(4)	(88)
Other financial assets		—	—	(3)
Inventories		—	(7)	—
Trade and other receivables		—	(5)	(103)
Cash and cash equivalents (excluding overdrafts)		—	(6)	(165)
Net deferred income tax liabilities	13	11	1	47
Retirement benefit obligations		—	1	8
Trade and other liabilities		—	2	132
Current income tax liabilities		—	1	12
Non-controlling interest		—	7	271
Attributable goodwill	11	(50)	(4)	(195)
Cumulative translation adjustment		—	—	(13)

Net assets disposed		(87)	(14)	(154)
Cash received		—	—	1,234
Costs		(26)	—	(43)

(Loss)/profit on disposal		(113)	(14)	1,037

Notes to the consolidated financial statements continued

31. Disposals including business closures continued

All figures in £ millions	2012	2011	2010
Cash flow from disposals
Cash	—	—	1,234
Cash and cash equivalents disposed	—	(6)	(165)
Costs paid	(11)	—	(32)
Pension contribution paid on disposal	—	—	(53)

Net cash outflow	(11)	(6)	984

The disposal in 2012 includes the write down of assets resulting from the closure of Pearson in Practice. The disposal in 2011 relates to Longman Nigeria, and in 2010 to Interactive Data.

32. Held for sale

Assets classified as held for sale relate to Penguin as a result of the announcement by Pearson and Bertelsmann to combine Penguin and Random House.

All figures in £ millions	Notes	2012	2011
Property, plant and equipment	10	40	—
Intangible assets	11	404	—
Investments in joint ventures and associates	12	27	—
Deferred income tax assets	13	38	—
Other financial assets	15	1	—
Trade and other receivables		451	—
Intangible assets – Pre-publication	20	16	—
Inventories		80	—
Cash and cash equivalents (excluding overdrafts)	17	115	—
Assets classified as held for sale		1,172	—
Financial liabilities – Borrowings	18	(7)
Deferred income tax liabilities	13	(20)	—
Retirement benefit obligations	25	(26)	—
Provisions for other liabilities and charges	23	(29)	—
Trade and other liabilities		(234)	—
Liabilities directly associated with assets classified as held for sale		(316)	—

Net assets classified as held for sale		856	—

33. Transactions with non-controlling interest

In 2012 the Group increased its investments in its subsidiaries in China at a cost of £4m. In 2011 the remaining non-controlling interest in Sistema Educacional Brasileiro was acquired for £108m. In 2010 the transactions with non-controlling interests (£7m) comprise the acquisition of the remaining non-controlling interest in our Italian Education business and the receipt of proceeds from shares issued to employees of Interactive Data.

Notes to the consolidated financial statements continued

34. Cash generated from operations

All figures in £ millions	Notes	2012	2011	2010
Profit		329	956	1,300
Adjustments for:
Income tax		167	199	480
Depreciation	10	80	70	82
Intangible charges	11	183	139	113
Amortisation of other intangible assets	11	54	48	51
Loss on sale of property, plant and equipment		—	—	3
Net finance costs	6	81	71	73
Share of results of joint ventures and associates	12	(9)	(33)	(41)
Profit on disposal of discontinued operations	3	—	—	(1,037)
Loss/(profit) on disposals		113	(435)	10
Acquisition costs		21	12	11
Costs on formation of Penguin Random House		32	—	—
Net foreign exchange adjustment from transactions		(21)	24	(3)
Share-based payment costs	26	32	40	39
Pre-publication		(55)	2	29
Inventories		49	15	37
Trade and other receivables		(94)	(9)	(82)
Trade and other liabilities		—	31	165
Retirement benefit obligations		(41)	(65)	(64)
Provisions for other liabilities and charges		(5)	28	3

Net cash generated from operations		916	1,093	1,169

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

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

All figures in £ millions	2012	2011	2010
Net book amount	1	9	3
Loss on sale of property, plant and equipment	—	—	(3)

Proceeds from sale of property, plant and equipment	1	9	—

The principal other non-cash transactions are movements in finance lease obligations of £nil (2011: £10m; 2010: £2m).

35. Contingencies

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

Notes to the consolidated financial statements continued

36. Commitments

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

The future aggregate minimum lease payments in respect of operating leases are as follows:

All figures in £ millions	2012	2011
Not later than one year	186	179
Later than one year and not later than two years	174	164
Later than two years and not later than three years	158	149
Later than three years and not later than four years	137	134
Later than four years and not later than five years	124	119
Later than five years	899	980

	1,678	1,725

37. Related party transactions

Joint ventures and associates

Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12. There are no material amounts falling due from joint ventures and associates. In December 2011, the Group disposed of its 50% interest in FTSE International Ltd and details of this transaction are also shown in note 12.

Key management personnel

Key management personnel are deemed to be the members of the board of directors of Pearson plc. It is this board which has responsibility for planning, directing and controlling the activities of the Group. Key management personnel compensation is disclosed in “Item 6. Directors, senior management and employees — Compensation of senior management”.

There were no other material related party transactions.

No guarantees have been provided to related parties.

38. Events after the balance sheet date

In January 2013, the Group completed the purchase of a 5% equity investment in NOOK Media, LLC for $89.5m. NOOK Media is a new company consisting of Barnes & Noble’s digital businesses including its NOOK e-reader and tablets, the NOOK digital bookstore and its 674 college bookstores across America.

In February 2013 the Group completed the purchase of the remaining minority interest in Tutorvista, the Bangalore based tutoring services company, for £17m.

SIGNATURES

The registrant hereby certifies that it meets the requirements for filing on Form 20-F and that it has caused and authorized the undersigned to sign this annual report on its behalf.

Pearson plc

/s/ Robin Freestone
Robin Freestone
Chief Financial Officer

Date: March 22, 2013