Form 20-F
period 2013-12-31
PEARSON PLC
filed 2014-03-27
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON March 27, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2013

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

Ordinary Shares, 25p par value	818,580,354

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

For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of £1.00 = $1.66, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2013. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On February 28, 2014 the noon buying rate for sterling was £1.00 = $1.68.

The Group currently consists of two major worldwide businesses, Pearson Education and the FT Group, plus a 47% interest in the consumer publishing business Penguin Random House. See “Item 4. Information on the Company — Overview of operating divisions”.

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

Selected consolidated financial data

The table below shows selected consolidated financial data under IFRS as issued by the IASB. The selected consolidated income statement data for the years ended December 31, 2013, 2012 and 2011 and the selected consolidated balance sheet data as at December 31, 2013 and 2012 have been derived from our audited consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report.

In October 2012, Pearson and Bertelsmann entered into an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction completed on July 1, 2013 and from that point, Pearson no longer controlled the Penguin Group of companies. Pearson accounts for its 47% associate interest in Penguin Random House on an equity basis. The loss of control resulted in the Penguin business being classified as held for sale on the Pearson balance sheet at December 31, 2012. The results of Penguin have been included in discontinued operations for all years through to 2012 and the first six months of 2013. The share of profit after tax from our associate interest in the Penguin Random House venture from July 1, 2013 is included in operating profit from continuing operations.

On November 29, 2013, Pearson announced the sale of the Mergermarket group which completed on February 4, 2014. The anticipated loss of control as at December 31, 2013 results in the Mergermarket business being classified as held for sale on the Pearson balance sheet at December 31, 2013. The results of the Mergermarket business have been included in discontinued operations for all the years through 2013.

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

For convenience, we have translated the 2013 amounts into US dollars at the rate of £1.00 = $1.66, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2013.

	Year Ended December 31(4)
	2013	2013		2012		2011		2010		2009
	$	£		£		£		£		£
	(In millions, except for per share amounts)
Consolidated Income Statement data
Sales operating	8,415	5,069		4,959		4,728		4,532		4,068
Profit	760	458		487		1,099		625		522
Profit after taxation from continuing operations	490	295		253		864		447		310
Profit for the financial year	895	539		314		945		1,300		462
Consolidated Earnings data per share
Basic earnings per equity share(1)	1.11	66.6	p	38.7	p	118.2	p	161.9	p	53.2	p
Diluted earnings per equity share(2)	1.10	66.5	p	38.6	p	118.0	p	161.5	p	53.1	p
Basic earnings from continuing operations per equity share(1)	0.60	36.4	p	31.1	p	108.1	p	56.4	p	38.7	p
Diluted earnings from continuing operations per equity share(2)	0.60	36.3	p	31.0	p	107.9	p	56.3	p	38.6	p
Dividends per ordinary share	0.80	48.0	p	45.0	p	42.0	p	38.7	p	35.5	p
Consolidated Balance Sheet data at period end
Total assets (non-current assets plus current assets)	18,145	10,931		11,348		11,244		10,668		9,412
Net assets	9,472	5,706		5,710		5,962		5,605		4,636
Long-term obligations(3)	(4,696)	(2,829)		(3,175)		(3,192)		(2,821)		(3,051)
Capital stock	340	205		204		204		203		203
Number of equity shares outstanding (millions of ordinary shares)	819	819		817		816		813		810

Notes:

(1)	Basic earnings per equity share is based on profit for the financial period and the weighted average number of ordinary shares in issue during the period.
(2)	Diluted earnings per equity share is based on diluted earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings comprise earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options.
(3)	Long-term obligations comprise any liabilities with a maturity of more than one year, including medium and long-term borrowings, derivative financial instruments, pension obligations and deferred income tax liabilities.
(4)	2011 and 2012 have been restated to reflect the adoption of IAS 19 revised. Prior periods have not been restated.

Dividend information

We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at our annual general meeting. At our annual general meeting on April 25, 2014 our shareholders will be asked to approve a final dividend of 32.0p per ordinary share for the year ended December 31, 2013.

The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in The City of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2013 fiscal year will be paid on May 2, 2014 (subject to shareholder approval),

Fiscal year	Interim	Final	Total	Interim	Final		Total
	(Pence per ordinary share)			(Cents per ordinary share)
2013	16.0	32.0	48.0	25.4	53.1	*	78.5
2012	15.0	30.0	45.0	24.3	46.7		71.0
2011	14.0	28.0	42.0	22.1	45.2		67.3
2010	13.0	25.7	38.7	20.3	42.2		62.5
2009	12.2	23.3	35.5	19.8	34.3		54.1

*	As the 2013 final dividend had not been paid by the filing date, the dividend has been translated into cents using the noon buying rate for sterling at December 31, 2013.

Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting the Group.

Exchange rate information

The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per pound sterling. The average rate is calculated by using the average of the noon buying rates in The City of New York on each day during a monthly period and on the last day of each month during an annual period. On December 31, 2013 the noon buying rate for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes for sterling was £1.00 = $1.66. On February 28, 2014 the noon buying rate for sterling was £1.00 = $1.68.

Month	High	Low
February 2014	$1.68	$1.63
January 2014	$1.66	$1.63
December 2013	$1.66	$1.63
November 2013	$1.64	$1.59
October 2013	$1.62	$1.59
September 2013	$1.62	$1.55

Year Ended December 31	Average rate
2013	$1.57
2012	$1.59
2011	$1.61
2010	$1.54
2009	$1.57

Risk factors

You should carefully consider the risk factors described below, as well as the other information included in this Annual Report. Our business, financial condition or results from operations could be materially adversely affected by any or all of these risks, or by other risks that we presently cannot identify.

The pace and scope of our business transformation initiatives increase the execution risk that benefits may not be fully realized, that related costs may increase or that our business as usual activities do not perform in line with expectations.

In parallel with the business transformation as we respond to the digital revolution and shift from a product to a services business, we will continue to look at opportunities to develop new business models and further refine organization structures. The increased pace and scope of change increases the risk that not all of these changes will deliver the expected benefits within anticipated timeframes, or that the costs of these changes may increase. In addition, as a result of the increased pressure of transformational change, our business as usual activities may not perform in line with plans or our levels of customer service may not meet expectations.

Global economic conditions may adversely impact our financial performance.

With the continued pressure and uncertainty in the worldwide economies during 2013, there remains a continuing risk of a further weakening in trading conditions in 2014 which could adversely impact our financial performance. The effect of continued deterioration or lack of recovery in the global economy will vary across our different businesses and will depend on the depth, length and severity of any economic downturn. Specific economic risks by business are described more fully in the other risk factors below.

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

Our access to capital is influenced by, among other factors, the ratings assigned to our debt by the credit rating agencies. Our long-term ratings are rated Baa1 by Moody’s and BBB+ by Standard & Poor’s, and the short-term ratings are P2 and A2 respectively. In January 2014, Moody’s lowered the outlook, for both their ratings, from “stable” to “negative”.

If the global economy weakens further and/or the global financial markets collapse, we may not have access to or could lose our bank deposits. Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute our stock ownership. If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including potential additional acquisitions or development of new products, services and technologies.

Our business will be impacted by the rate of and state of technological change, including the digital revolution and other disruptive technologies.

A common trend facing all our businesses is the digitization of content and proliferation of distribution channels, either over the internet, or via other electronic means, replacing traditional print formats. The digital migration brings the need for change in product and content distribution, consumers’ perception of value and the publisher’s position between retailers and authors.

We face competitive threats both from large media players and from smaller businesses, online and mobile portals and operators in the digital arena that provide alternative sources of content, news and information. New distribution channels, e.g. digital format, the internet, online retailers, growing delivery platforms (e.g., e-readers or tablets), pose both threats and opportunities to our traditional publishing business models, potentially impacting both sales volumes and pricing.

If we do not adapt rapidly to these changes we may lose business to ‘faster’ more ‘agile’ competitors, who increasingly are non-traditional competitors, making their identification all the more difficult. We may be required to invest significant resources to further adapt to the changing competitive environment.

Our US and UK educational solutions and assessment businesses may be adversely affected by changes in government funding resulting from either general economic conditions, changes in government educational funding, programs, policy decisions, legislation and/or changes in the procurement processes.

The results and growth of our US educational solutions and assessment businesses are dependent on the level of federal and state educational funding, which in turn is dependent on the robustness of state finances and the level of funding allocated to educational programs. State, local and municipal finances have been adversely affected by the US recession. Although there are signs of recovery, including increasing US state tax receipts, education funding pressures remain. Competition from low price and disruptive new business models continues and open source is promoted as a way for to keep costs down for our customers. The current challenging environment could impact our ability to collect on education-related debt.

Government changes and decisions can also affect the funding available for educational expenditure, which include the impact of education reform. Similarly, changes in the government procurement process for textbooks, learning material and student tests, and vocational training programs can also affect our markets. Changes in curricula, delays in the timing of the adoptions and changes in the student testing process can all affect these programs and therefore the size of our market in any given year. For our UK examination and assessment businesses, any change in UK Government policy on examination marking could have a significant impact on our present business model.

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

A control breakdown or service failure in our school assessment and qualification businesses could result in financial loss and reputational damage.

There are inherent risks associated with our school assessment and qualification businesses, both in the US and the UK. A service failure caused by a breakdown in our testing and assessment processes could lead to a mis-grading of student tests and/or late delivery of test results to students and their schools. In either event we may be subject to legal claims, penalty charges under our contracts, non-renewal of contracts and/or the suspension or withdrawal of our accreditation to conduct tests. It is also possible that such events would result in adverse publicity, which may affect our ability to retain existing contracts and/or obtain new customers.

Our professional services and school assessment businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. Our financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed or face increased competitive pressures.

Our services and assessment businesses are characterized by multi-million pound sterling contracts spread over several years. As in any contracting business, there are inherent risks associated with the bidding process, start-up, operational performance and contract compliance (including penalty clauses) which could adversely affect our financial performance and/or reputation. Failure to retain these contracts at the end of the contract term could adversely impact our future revenue growth.

Our investment into inherently riskier emerging markets is growing and the returns may be lower than anticipated.

To take advantage of international growth opportunities and to reduce our reliance on our core US and UK markets we are increasing our investments in a number of emerging markets, some of which are inherently more risky than our traditional markets. Political, regulatory, economic and legal systems in emerging markets may be less predictable than in countries with more developed institutional structures. Political, regulatory, economic, currency, reputational and corporate governance and compliance risks (including fraud, bribery and corruption) as well as unmanaged expansion are all factors which could limit our returns on investments made in these markets.

Failure to generate anticipated revenue growth, synergies and/or cost savings from acquisitions, mergers and other business combinations, could lead to goodwill and intangible asset impairments.

We continually acquire and dispose of businesses to achieve our strategic objectives. In 2013 we announced the acquisition of Grupo Multi, acquired our partners’ shareholdings in IndiaCan and TutorVista and made several other small acquisitions. Acquired goodwill and intangible assets could be impaired if we are unable to generate the anticipated revenue growth, synergies and/or cost savings associated with these or other acquisitions.

In July 2013, Pearson and Bertelsmann completed the combination of their respective consumer publishing businesses to create Penguin Random House, in which we hold a 47% equity interest. Although Penguin Random House is the world’s leading consumer publishing company, our investment and associated return are subject to the continuing success of this venture, in a competitive global market.

We operate in markets that are dependent on Information Technology (IT) systems and technological change.

All our businesses, to a greater or lesser extent, are dependent on information technology. We either provide software and/or internet services to our customers or we use complex IT systems and products to support our business activities, including customer-facing systems, back-office processing and infrastructure. We face several technological risks associated with software product development and service delivery, information technology security (including virus and cyber-attacks), e-commerce, enterprise resource planning system implementations and upgrades. Although plans and procedures are in place to reduce such risks, from time to time we have experienced verifiable attacks on our systems by unauthorized parties. To date such attacks have not resulted in any material damage to us, but our businesses could be adversely affected if our systems and infrastructure experience a significant failure or interruption.

Failure to comply with data privacy regulations and standards or weakness in information security, including a failure to prevent or detect a malicious attack on our systems, could result in a major data privacy breach causing reputational damage to our brands and financial loss.

Across our businesses we hold large volumes of personal data including that of employees, customers, students and citizens. Despite our implementation of security measures, individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes. Any perceived or actual unauthorized disclosure of personally-identifiable information, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract and retain our customers, or subject us to claims or litigation arising from damages suffered by individuals, and thereby harm our business and operating results. Failure to adequately protect personal data could lead to penalties, significant remediation costs, reputational damage, potential cancellation of some existing contracts and inability to compete for future business. In addition, we could incur significant costs in complying with the relevant laws and regulations regarding the unauthorized disclosure of personal information.

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

Across all our businesses, we manage complex operational and logistical arrangements including distribution centers, data centers, and educational and office facilities, as well as relationships with third party print sites. We have also outsourced some support functions, including information technology and warehousing, to third party providers. The failure of third parties to whom we have outsourced business functions could adversely affect our reputation and financial condition. Failure to recover from a major disaster, (e.g. fire, flood etc.) at a key facility or the disruption of supply from a key third party vendor or partner (e.g. due to bankruptcy) could restrict our ability to service our customers. Similarly external threats, such as a flu pandemic, terrorist attacks, strikes, weather etc., could all affect our business and employees, disrupting our daily business activities.

Changes in students’ buying and distribution behavior put downward pressure on price.

Students are seeking cheaper sources of content, e.g. online discounters, file sharing, use of pirated copies, and rentals, along with open source. This change in behavior puts downward pressure on textbook prices in our major markets, and this could adversely impact our results.

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

As with any international business our earnings can be materially affected by exchange rate movements. We are particularly exposed to movements in the US dollar to sterling exchange rate as approximately 60% of our total revenue is generated in US dollars. In addition, we are increasingly exposed to a range of international currencies. Sales for 2013, translated at 2012 average rates, would have been £18m or 2% higher.

The inherent volatility of advertising could adversely affect the profitability of our news business.

Advertising revenue is susceptible to fluctuations in economic cycles. Certain of our products, such as the Financial Times, are more advertising-driven than our other products. Consequently, these products are more affected by decreases in advertising revenue. As the internet continues to grow as a global medium for information, communication and commerce, advertisers are increasingly shifting advertising dollars from print to online media. Any downturn in corporate and financial advertising spend due to the economic slowdown will negatively impact the results.

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

We consider social, environmental and ethical (SEE) risks no differently to the way we manage any other business risk. These include journalistic/author integrity, ethical business behavior, intellectual copyright protection, compliance with UN Global Compact standards, environmental impact, people and data privacy.

We take very seriously the health, safety, well-being and protection of our employees, learners and customers and implement appropriate policies, standards and procedures. However, there may be accidents or incidents that occur, causing injury or harm to individuals. This may include our direct delivery businesses where we are operating, either ourselves or in partnership, schools, colleges, universities, testing and assessment centers.

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

Pearson plc

Pearson plc, (Pearson) is an international media and education company with its principal operations in the education, business information and consumer publishing markets. We create and manage intellectual property, which we promote and sell to our customers under well-known brand names, to inform, educate and entertain. We deliver our content in a variety of forms and through a variety of channels, including books, newspapers and online services. We increasingly offer services as well as content, from test creation, administration and processing to teacher development and school software. Though we operate in more than 70 countries around the world, today our largest markets are the US (57% of sales) and Europe (20% of sales) on a continuing basis.

Pearson was incorporated and registered in 1897 under the laws of England and Wales as a limited company and re-registered under the UK Companies Act as a public limited company in 1981. We conduct our operations primarily through our subsidiaries and other affiliates. Our principal executive offices are located at 80 Strand, London WC2R 0RL, United Kingdom (telephone: (0) 20 7010 2000).

Overview of operating divisions

Pearson consists of two major worldwide businesses, Pearson Education and the FT Group, plus a 47% interest in Penguin Random House.

Pearson Education is a leading provider of educational materials and learning technologies. It provides test development, processing and scoring services to governments, educational institutions, corporations and professional bodies around the world. It publishes across the curriculum and provides a range of education services including teacher development, educational software and system-wide solutions, and also owns and operates schools. In 2013, Pearson Education operated through three worldwide segments, which we refer to as “North American Education”, “International Education” and “Professional”.

The FT Group provides business and financial news, data, comment and analysis, in print and online, to the international business community. The FT Group includes the Financial Times newspaper and FT.com website, a range of specialist financial magazines and online services, and Mergermarket, which provides proprietary forward-looking insights and intelligence to businesses and financial institutions. During 2013 FT Group announced that it was to sell Mergermarket, which completed on February 4, 2014. The FT Group has a 50% ownership stake in The Economist Group. Also during 2013 the FT Group sold its 50% ownership stake in Business Day and Financial Mail. During 2011 the FT Group sold its 50% ownership stake in FTSE International.

Pearson owns a 47% interest in Penguin Random House, which was formed on July 1, 2013, upon the completion of an agreement between Pearson and Bertelsmann to merge their respective publishing companies, Penguin and Random House. Pearson accounts for its interest in Penguin Random House on the equity basis.

Our strategy

Pearson’s goal is to help people make measurable progress in their lives through learning. Over the past decade, through a major programme of organic investment and acquisitions, Pearson has become one of the leading education companies in the world, with unique geographic reach, product breadth and professional depth.

Pearson’s strategy centres on a significant long-term opportunity: the sustained and growing global demand for greater access, achievement and affordability in education. We can meet this demand by accelerating our shift from the mature to developing markets, from print to digital products and from education inputs to services with demonstrable learning outcomes. For much of the last decade, we have been implementing this strategy by reshaping the company portfolio through acquisitions and disposals — and we continued this work last year. We completed the Penguin Random House merger, securing both Penguin’s commercial and creative future and an opportunity for significant economies of scale. We sold Mergermarket in February 2014, which has flourished under Pearson’s ownership, but was not part of our strategy in global education. The sale proceeds helped us to finance the acquisition of Grupo Multi, the leading adult English language training company in Brazil. It fits with our strategy of investing more in faster growing economies and in digital and related services that can have a greater and more measurable impact on education.

The strategy now demands that we run the company in a fundamentally different way. Early last year, we started the biggest restructuring in the company’s recent history, to tilt us towards our biggest growth opportunities, and by measuring everything we do in terms of impact in improving learning outcomes. We are therefore undertaking the following:

•

Redirecting more of our operating expenses, and our organic investment, more quickly to our most promising opportunities. We need fewer people, and resources, deployed in the publishing, production and manufacturing of textbooks and their physical distribution, sales and marketing. We need less print-based testing capacity, as we consolidate our operations and move more towards online testing. By spending much less on these activities as demand falls (for example, US Higher Education textbook volumes have declined by more than 20% in four years), we can invest much more in our biggest growth opportunities (for example, MyLab digital registrations and our sales in emerging markets have both doubled over the same period).

•

Managing Pearson as one globally connected company. Our operations are now entirely focused on our global education strategy in which we include the FT Group, and we have appointed a new executive team to lead it. We were previously a collection of relatively stand-alone companies, and as such were duplicating investment and proliferating small-scale initiatives, limiting our ability to build global scale. We are now organizing around a smaller number of global products and platforms, built around a single, world-class infrastructure and common systems and processes. This will help us to grow more quickly, as it frees up resources to invest in our digital transformation, and the new, more service-orientated, products that are vital to future growth.

•

Publicly committing to efficacy and improving learning outcomes. We will judge ourselves not by the products we make, but by their impact on learners. It will change how we decide which companies to acquire, where and how we invest, which products we get behind and which we retire. It changes how we recruit, train and reward each person in the company. This change will take time, and is why we talk about a ‘path to efficacy’ that we are on, and it is why we have committed to providing audited learning outcomes data for all our products and services by 2018.

•

We are putting the learner at the heart of everything we do. Our commitment to efficacy recognizes our belief that, whilst our customer is often a teacher, an institution, an education authority, a parent or a company; the real beneficiary of our work — and our customers’ work — is always the learner.

The transformation of our company is fundamental to get ahead of the significant structural changes taking place in education, chiefly the digital shift. It means that we are now in a much more intensive phase of investment at the same time as we are financing the one-off costs of the restructuring. We are investing much more, both in building the technology and related infrastructure, and in the next generation of products and services, that are vital to making the most of that global education opportunity. We make this investment with confidence as we continue to grow strongly in emerging markets and with our digital and service-related products.

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

For 2013 we reported Pearson Education’s performance in the three segments: North American Education, International Education, and Professional. In 2013, Pearson Education had sales of £4,728m or 93% (93% in 2012) of Pearson’s sales. Pearson Education generated 90% of Pearson’s operating profit.

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

Our North American School business contains a unique mix of publishing, testing and technology products for the elementary and secondary school markets, which are increasingly integrated. The major customers of this business are state education boards and local school districts. The business publishes high quality curriculum programmes for school students, at both elementary and secondary level, under a number of imprints including Pearson Scott Foresman for elementary and Pearson Prentice Hall for secondary. We also provide digital instructional solutions under Pearson Digital Learning, such as enVisionMATH and Miller-Levine Biology. The business also provides student information, assessment, reporting and business solutions (Pearson School Systems), which enables elementary and secondary schools and school districts to record and manage information about student attendance and performance, and instructional improvement systems that allow for data-driven personalized instruction and teacher support.

Our North American Higher Education business is the largest publisher of textbooks and related course materials for colleges and universities in the US. We also provide learning tools and technologies, and about three million US College students are currently pursuing their studies online using Pearson Higher Education’s products. Our imprints include Pearson Prentice Hall, a leading higher education publisher across all disciplines; Pearson Addison Wesley and Pearson Benjamin Cummings, the premier publishers in computing, economics, finance, mathematics, science, and statistics; Pearson Longman, the highly regarded publisher of quality materials in English, history, philosophy, political science, and religion; and Pearson Allyn & Bacon, at the forefront of the social services, humanities and education disciplines. In addition, we have a fast-growing custom publishing business which works with professors to produce textbooks and online resources specifically adapted for their particular course.

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

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2013 compared to year ended December 31, 2012 — Sales and operating profit by division — North American Education” for a discussion of developments during 2013 with respect to this division.

International Education

Our International Education business covers all educational publishing and related services outside North America. Our portfolio includes innovative text books, digital learning solutions, online testing and assessments and a suite of integrated services.

Our International schools business publishes educational materials in local languages in a number of countries, and is taking an active role in teaching. We are one of the world’s leading providers of English Language Teaching (ELT) materials for children and adults, published under the well-known Longman imprint. We are also teaching the English language in our Wall Street English group of global language schools.

Our International higher education business adapts our textbooks and technology services for individual markets including our MyLab and Mastering online learning products. We are also a leading provider of testing, assessment and qualification services in a number of key markets including the UK, under the brand name Edexcel.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2013 compared to year ended December 31, 2012 — Sales and operating profit by division — International Education” for a discussion of developments during 2013 with respect to this division.

Professional

Our Professional education business is focused on publishing, training, testing and certification for professionals. Over the past five years we have significantly re-orientated our professional publishing business towards long-term growth markets and built professional testing into a profitable industry leader.

Our Professional education business publishes leading computer, information technology, and business titles. Our imprints include Addison-Wesley Professional; Financial Times-Prentice Hall; New Riders; Peachpit Press, Prentice Hall, Que and Sams, Wharton School Publishing and Cisco Press.

Our professional testing business, Pearson VUE is a global leader in electronic testing for regulatory and certification boards, providing a full suite of services from test development to test delivery and data management. Pearson VUE offers exams through an extensive network of test centres in 163 countries, delivering the NCLEX exam for the National Council of State Boards of Nursing, the GMAT for the Graduate Management Admissions Council and numerous IT exams such as Cisco and CompTIA. In the UK Pearson VUE works with the DSA to deliver the Driver Theory Test and the University Admissions exams for LNAT and UKCAT.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2013 compared to year ended December 31, 2012 — Sales and operating profit by division — Professional” for a discussion of developments during 2013 with respect to this division.

The FT Group

The FT Group provides a broad range of data, analysis and services through a growing number of print, digital and mobile channels, to an audience of internationally-minded business people and financial institutions. In 2013, the FT Group had continuing sales of £341m, or 7% of Pearson’s sales (7% in 2012), and contributed 6% of Pearson’s operating profit.

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

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2013 compared to year ended December 31, 2012 — Sales and operating profit by division — FT Group” for a discussion of developments during 2013 with respect to this division.

Joint Ventures and Associates

The FT Group also has a number of associates and joint ventures, including:

•	50% interest in The Economist Group, publisher of one of the world’s leading weekly business and current affairs magazines.

•	33% interest in Vedomosti, a leading Russian business newspaper.

On April 15, 2013, the FT Group sold its 50% interest in Business Day and Financial Mail. On December 16, 2011, the FT Group sold its 50% interest in FTSE International to the London Stock Exchange, the owner of the remaining 50%.

Penguin Random House

For the first six months of 2013, Pearson wholly owned Penguin, one of the most famous brands in book publishing. On July 1, 2013 Penguin Random House was formed, upon the completion of an agreement between Pearson and Bertelsmann to merge their respective publishing companies, Penguin and Random House, with the parent companies owning 47% and 53% respectively.

Penguin Random House comprises the adult and children’s fiction and nonfiction print and digital book publishing businesses of Penguin and Random House in the US, UK, Canada, Australia, New Zealand and India, Penguin’s publishing activity in Asia and South Africa, as well as Dorling Kindersley worldwide, and Random House’s companies in Spain, Mexico, Argentina, Uruguay, Columbia and Chile.

Penguin Random House employs more than 10,000 people globally across almost 250 editorially and creatively independent imprints and publishing houses that collectively publish more than 15,000 new titles annually. Its publishing list include more than 70 Nobel Prize laureates and hundreds of the world’s most widely read authors.

Penguin Random House sells directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel that best serves the specific requirements of an order. It also sells through online retailers such as Amazon.com, as well as its own websites and direct to the customer via digital sales agents.

In 2013, our share of Penguin Random House profit after tax for the six months to December 31, 2013 was £31m.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2013 compared to year ended December 31, 2012 — Sales and operating profit by division — Consumer Publishing” for a discussion of developments during 2013 with respect to this division.

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

The operating cycles in respect of Professional area are more specialized in nature as they relate to educational or heavy reference products released into smaller markets (e.g. the financial training, IT and travel sectors). Nevertheless, in these markets, there is still a regular cycle of product renewal, in line with demand which management monitor. Typically the life cycle is 5 years for Professional content. Elsewhere in the Group operating cycles are typically less than one year.

Competition

All of Pearson’s businesses operate in highly competitive environments.

Pearson Education competes with other publishers and creators of educational materials and services. These companies include publishers such as Cengage Learning, McGraw-Hill and Houghton Mifflin Harcourt, and services companies, such as K-12 Inc and ETS, alongside smaller niche players that specialize in a particular academic discipline or focus on a learning technology. Competition is based on the ability to deliver quality products and services that address the specified curriculum needs and appeal to the school boards, educators and government officials making purchasing decisions.

The FT Group competes with newspapers and other information sources, such as The Wall Street Journal, by offering timely and expert journalism and market intelligence. It competes for advertisers with other forms of media based on the ability to offer an effective means for advertisers to reach their target audience.

Intellectual property

Our principal intellectual property assets consist of our trademarks and other rights in our brand names, particularly the Financial Times and the various imprints of Pearson Education, as well as all copyrights for our content and our patents held in the testing business in the name of Pearson NCS. We believe we have taken all appropriate available legal steps to protect our intellectual property in all relevant jurisdictions.

Raw materials

Paper is the principal raw material used by Pearson Education and the FT Group. We purchase most of our paper through our Global Sourcing department located in the United States. We have not experienced and do not anticipate difficulty in obtaining adequate supplies of paper for our operations, with sourcing available from numerous suppliers. While local prices fluctuate depending upon local market conditions, we have not experienced extensive volatility in fulfilling paper requirements. In the event of a sharp increase in paper prices, we have a number of alternatives to minimize the impact on our operating margins, including modifying the grades of paper used in production.

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

The US Iran Threat Reduction and Syria Human Rights Act of 2012 requires US-listed companies to disclose information relating to certain transactions with Iran, even when such transactions were in accordance with applicable laws. In 2013, certain non-US Group companies in compliance with applicable law provided a subscription to the Financial Times to an Iranian individual and accepted advertising in an FT Group publication from several Iranian banks, and sold English language Penguin Group imprint books to Iranian wholesalers and retailers. The gross revenues to the Group from these activities were approximately £180,000, and we estimate the net profit was approximately £19,000. In addition, a non-US Group company in compliance with applicable law issued credits in the amount of £229,000 in respect of returns of educational materials from prior years. The Group may undertake similar activities in future periods in accordance with applicable law.

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

Recent developments

On November 29, 2013 Pearson announced the sale of Mergermarket to BC Partners. The Group completed the sale on February 4, 2014 for £382m. On February 11, 2014 the Group acquired 100% of Grupo Multi for approximately £435m in cash plus the assumption of £57m of debt.

Organizational structure

Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of our significant subsidiaries and associates as at December 31, 2013, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

Name	Country of incorporation/residence	Percentage interest/voting power
Pearson Education
Pearson Education Inc.	United States (Delaware)	100%
Pearson Education Ltd.	England and Wales	100%
NCS Pearson Inc.	United States (Minnesota)	100%
FT Group
The Financial Times Ltd.	England and Wales	100%
Mergermarket Ltd.	England and Wales	100%
Consumer Publishing
Pengiun Random House LLC.	United States (Delaware)	47%
Penguin Random House Ltd.	England and Wales	47%

Property, plant and equipment

Our headquarters are located at leasehold premises in London, England. We own or lease approximately 1,150 properties, including approximately 700 testing/teaching centers in over 60 countries worldwide, the majority of which are located in the United Kingdom and the United States.

The properties owned and leased by us consist mainly of offices, distribution centers and computer testing/teaching centers.

The vast majority of our printing is carried out by third party suppliers. We operate a small digital print operation as part of our Pearson Assessment & Testing businesses which provides short-run and print-on-demand products, typically custom client applications.

We own the following principal properties at December 31, 2013:

General use of property	Location	Area in square feet
Office	Iowa City, Iowa, USA	312,760
Warehouse/Office	Old Tappan, New Jersey, USA	212,041
Warehouse/Office	Cedar Rapids, Iowa, USA	205,000
Office	Southwark, London, UK	155,000
Office	Hadley, Massachusetts, USA	137,070
Printing	Owatonna, Minnesota, USA	128,000

We lease the following principal properties at December 31, 2013:

General use of property	Location	Area in square feet
Warehouse/Office	Lebanon, Indiana, USA	1,091,435
Warehouse/Office	Cranbury, New Jersey, USA	886,747
Warehouse/Office	Indianapolis, Indiana, USA	737,850
Warehouse/Office	San Antonio, Texas, USA	559,258
Office	Upper Saddle River, New Jersey, USA	474,801
Office	New York City, New York, USA	313,285
Office	London, UK	282,923
Warehouse/Office	Newmarket, Ontario, Canada	278,912
Office	Boston, Massachusetts, USA	234,745
Warehouse/Office	Austin, Texas, USA	226,076
Office	Glenview, Illinois, USA	187,500
Warehouse/Office	Bedfordshire, UK	186,570
Office	Bloomington, Minnesota, USA	167,218
Warehouse/Office	Cape Town, South Africa	160,387
Warehouse/Office	Uttar Pradesh, India	145,041
Office	Manchester, UK	139,680
Office	Boston, Massachusetts, USA	138,112
Office	Harlow, UK	137,857
Office	Chandler, Arizona, USA	135,460
Warehouse	Sao Paulo, Brazil	132,331
Warehouse/Office	Cedar Rapids, Iowa, USA	119,682
Office	Centennial, Colorado, USA	117,554
Warehouse	Naucalpan, Mexico	113,638
Office	London, UK	112,000
Teaching Centre	Pretoria, South Africa	105,241
Call Center/Office	Lawrence, Kansas, USA	105,000

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for description of the Company’s capital expenditure.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

The Company has not received, 180 days or more before the end of the 2013 fiscal year, any written comments from the Securities and Exchange Commission staff regarding its periodic reports under the Exchange Act which remain unresolved.

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

General overview

Introduction

In October 2012, Pearson and Bertelsmann entered into an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction completed on July 1, 2013 and, at that point, Pearson no longer controlled the Penguin Group of companies. It now holds a 47% equity interest in the combined Penguin Random House venture, which is accounted for under the equity method. The loss of control resulted in the Penguin business being classified as held for sale on the Pearson balance sheet at December 31, 2012 and Penguin’s results for 2011, 2012 and the first 6 months of 2013 have been included in discontinued operations. The share of profit after tax from the associate interest in the Penguin Random House venture arising in the second half of the year has been included in operating profit in continuing operations.

On November 29, 2013 Pearson announced the sale of the Mergermarket Group to BC Partners. The sale was completed on February 4, 2014 and the Mergermarket business has been classified as held for sale on the balance sheet at December 31, 2013. Mergermarket’s results for 2013, 2012 and 2011 have been included in discontinued operations.

Sales from continuing operations increased from £4,959m in 2012 to £5,069m in 2013, an increase of £110m or 2%. This year on year growth was helped by both currency movements and acquisitions. In 2013 currency movements increased sales by £18m when compared to the equivalent figures at constant 2012 rates (with a £49m benefit primarily from a stronger dollar partly offset by a £31m reduction from non-dollar currency depreciation relative to sterling largely in emerging markets). When measured at 2012 constant exchange rates, our sales grew 2%.

Reported operating profit (from continuing operations) decreased by £29m or 6% from £487m in 2012 to £458m in 2013. The decrease reflects a fall in profits owing to the expensing of £135m of net restructuring charges (£176m of restructuring costs with an estimated benefit of £41m) in 2013 which are partly offset by the absence of the loss on closure of the Pearson in Practice business which reduced 2012 operating profit by £113m. Currency movements adversely affected operating profit, and we estimate that operating profit would have been approximately £7m higher if translated at constant 2012 exchange rates.

Profit before taxation in 2013 of £382m compared to a profit before taxation of £391m in 2012. The decrease of £9m reflects the net restructuring charge of £135m in 2013 partially offset by the absence of the Pearson in Practice closure cost in 2013 and a decrease in net finance costs from £96m in 2012 to £76m in 2013. The Group’s net interest payable increased from £65m in 2012 to £72m in 2013, mainly due to higher levels of average net debt in the period and some impact from exchange movements in the period. Also included in net finance costs are finance costs on put options and deferred consideration associated with acquisitions, foreign exchange and other gains and losses. In 2013 the total of these items was a loss of £1m compared to a loss of £29m in 2012. The majority of the loss in 2012 relates to movements in the valuation of put options associated with acquisitions. In 2013 losses relating to put options were largely offset by foreign exchange gains on a proportion of unhedged US dollar assets.

Net cash generated from operating activities decreased to £684m in 2013 from £916m in 2012. The principal reasons for the reduced cash flow were a reduction in operating profit for the year together with restructuring, continuing investment in pre-publication and new education programmes, and reduced cashflow from the Penguin Random House venture. Our average working capital to sales ratio improved by a further 0.4 percentage points to 13.4% reflecting lower inventory levels and the absence of Penguin in the second half of the year. Average working capital comprises the average of the monthly carrying values over the relevant 12 month period for inventory, pre-publication costs, debtors and creditors. Net interest paid at £82m in 2013 was £7m more than the previous year, reflecting the overall increase in net interest. Tax paid in 2013 was £246m compared to £65m in 2012. Tax paid in 2012 was unusually low as a result of the permitted deferral of US tax payments following Hurricane Sandy. These payments were subsequently made in 2013 and were accompanied by additional payments arising from settlements with tax authorities including £55m relating to prior year disposals. Net capital expenditure on property, plant and equipment after proceeds from sales increased to £90m in 2013 from £77m in 2012. The net cash outflow in respect of businesses and investments acquired was £122m in 2013 and £765m in 2012. Dividends from joint ventures and associates increased from £27m in 2012 to £64m in 2013 due to dividends received in the second half of 2013 from the Penguin Random House venture. Dividends paid of £372m in 2013 (no amounts paid to non-controlling interests) compares to £348m in 2012 (including £2m paid to non-controlling interests). Overall the Group’s net borrowings rose from £918m at the end of 2012 to £1,379m at the end of 2013. The increase in net debt was due to acquisition activity, cash costs relating to the formation of Penguin Random House and cash paid in respect of the closure of Pearson in Practice, together with the increase in tax and dividend payments and lower than expected cash generation for the year.

Outlook

In 2014, we will continue the major restructuring and product investment programme, initiated in 2013, designed to accelerate Pearson’s shift towards significant growth opportunities in digital, services and fast-growing economies. We believe this will provide Pearson with a significantly larger market opportunity, a sharper focus on the fastest-growing markets and stronger financial returns. This restructuring coincides with continued structural, cyclical and policy-related pressures in some of our largest markets.

We will benefit from the absence of £176m of gross restructuring charges expensed in 2013, which we expect to generate £60m of incremental cost savings in 2014. These benefits will be partly offset by an additional net restructuring charge of approximately £50m in 2014, primarily in North America and weighted towards the first half of the year. Our goal is to complete our restructuring programme by the end of 2014, returning to more normal levels of restructuring expenditure from 2015.

As Pearson’s structure has changed to better suit our marketplace, our financial reporting will change also. In this year’s report we discuss results based on our existing financial reporting segments (North American Education, International Education, Professional and the Financial Times Group). We will report our 2014 revenues and operating profit against new segments that better reflect the shape of our business. These will be by Geography (North America, Core and Growth) and by Line of Business (School, Higher Education, and Professional).

We expect trading conditions to remain challenging in 2014. In North America, our largest market, we expect college enrolments to decline again and some states to defer assessment programmes as they transition to the Common Core State Standards. Though we expect the School publishing market to show some improvement, we expect the benefits to be largely offset by higher revenue deferrals and pre-publication amortization. We expect margins to be lower in 2014 when compared to 2013, reflecting the above organic outlook, revenue mix, launch costs for major multi-year service-based contracts, higher amortization and new product development expenditure.

In our Core markets (which include the UK and Australia), we expect to see tough trading conditions in the UK as curriculum change affects school, vocational publishing and assessments, market stabilization in Australia, and a new adoption year in Italy.

In our Growth markets (which include Brazil, China, India and South Africa), we expect continued growth in China with Brazil benefitting from a better year in public sistemas and a part-year contribution from Grupo Multi. We expect a slower year in South Africa after strong gains in 2013.

Looking at our global Lines of Business, we expect School and Higher Education to remain challenging, especially in our two largest markets, North America and the UK. In Professional we expect continued good growth in Pearson VUE and English with the Financial Times continuing to benefit from its digital transformation.

Sales information by operating division

The following table shows sales information for each of the past three years by operating division:

	Year Ended December 31
	2013	2012	2011
	£m	£m	£m
Education:
North American	2,779	2,658	2,584
International	1,539	1,568	1,424
Professional	410	390	382
FT Group	341	343	338

Total continuing operations	5,069	4,959	4,728

Discontinued operations	621	1,153	1,134

Total	5,690	6,112	5,862

Sales information by geographic market supplied

The following table shows sales information for each of the past three years by geographic region:

	Year Ended December 31
	2013	2012	2011
	£m	£m	£m
Continuing operations
European countries	1,015	1,055	1,071
North America	3,041	2,900	2,817
Asia Pacific	624	633	504
Other countries	389	371	336

Total continuing operations	5,069	4,959	4,728

Discontinued operations
European countries	146	279	265
North America	393	704	705
Asia Pacific	74	153	142
Other countries	8	17	22

Total discontinued operations	621	1,153	1,134

Total	5,690	6,112	5,862

Exchange rate fluctuations

We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was £1:$1.57 in 2013, £1:$1.59 in 2012 and £1:$1.60 in 2011. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. In 2013, Pearson generated 57% of its continuing sales in the US (2012: 56%; 2011: 56%). In 2013 we estimate that a five cent change in the average exchange rate between the US dollar and sterling would have had an impact on our reported earnings per share of 1.2p and a five cent change in the closing exchange rate between the US dollar and sterling would have had an impact on shareholders’ funds of approximately £134m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information. The year-end US dollar rate for 2013 was £1:$1.66 compared to £1:$1.63 for 2012 and £1:$1.55 for 2011. The impact on shareholders funds was a loss of £217m in 2013 compared to a loss of £238m in 2012. These net losses are principally due to movements in the US dollar as a significant portion of the Group’s operations are in the US.

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

Results of operations

Year ended December 31, 2013 compared to year ended December 31, 2012

Consolidated results of operations

Sales

Our total sales from continuing operations increased by £110m, or 2%, to £5,069m in 2013, from £4,959m in 2012. The increase reflected growth, on a constant exchange rate basis of 2% together with additional contributions from acquisitions. The year on year growth wasn’t significantly impacted by movements in exchange rates and 2013 sales, translated at 2012 average exchange rates, would have been £5,051m.

Pearson Education increased sales by £112m or 2% from £4,616m to £4,728m. The North American and Professional businesses both contributed to the increase. We estimate that after excluding acquisitions and the impact of exchange, Pearson Education sales growth was 1% in 2013 compared to 2012. Pearson Education, our largest business sector, accounted for 93% of our sales in both 2013 and 2012. North America continued to be the most significant source of our sales and as a proportion of sales contributed 60% in 2013 and 58% in 2012.

In 2013 in the North American Education business we generated good growth in our digital and services businesses, which benefited from Common Core curriculum purchasing. Market conditions remained tough, with ongoing state budget pressures and the transition to the Common Core affecting our School assessment business. Lower enrolments affected Higher Education with the career college enrollments, where we have a strong market position, being particularly weak. There was reduced demand in our assessment business as states prepared for new Common Core testing.

Our International education business achieved another strong underlying performance in emerging markets, particularly South Africa and China. This growth was offset by weak textbook sales in developed markets;

currency weakness against sterling; the exit from certain publishing businesses primarily in Australia, Japan, Germany, France and the UK; increased customization resulting from the Kirtsaeng ruling in the US; and policy changes affecting qualifications and text book publishing in the UK. The Professional division performed well, with good sales growth in testing and training partly offset by declines in publishing.

FT Group sales were in line with last year. The FT Group experienced strong growth in digital and content businesses and improved print circulation margins which more than offset weak advertising. FT Group sales accounted for 7% of our continuing business sales in both 2013 and 2012.

Cost of goods sold and operating expenses

The following table summarizes our cost of sales and net operating expenses:

	Year Ended December 31
	2013	2012
	£m	£m
Cost of goods sold	2,312	2,187
Operating expenses
Distribution costs	90	82
Selling, marketing and product development costs	1,027	925
Administrative and other expenses	1,162	1,242
Restructuring costs	176	—
Other net gains and losses	16	10
Other income	(118)	(78)

Total operating expenses	2,353	2,181

Cost of goods sold. Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges and the cost of service provision in the assessment and testing business. Our cost of sales increased by £125m, or 6%, to £2,312m in 2013, from £2,187m in 2012. The increase corresponds primarily to the increase in sales, with cost of sales at 45.6% of sales in 2013 compared to 44.1% in 2012.

Distribution costs. Distribution costs consist primarily of shipping costs, postage and packing. Distribution costs increased due to the provision of distribution services to Penguin Random House for the six months from July 1, 2013 that are recovered through the service fee detailed below.

Selling, marketing and product development costs. Our selling, marketing and product development costs increased by £102m or 11% from £925m in 2012 to £1,027m in 2013. As a percentage of sales these costs increased from 18.7% in 2012 to 20.3% in 2013, reflecting the increased investment in product development and the sales force.

Administrative and other expenses. Our administrative and other expenses decreased by £80m or 6% from £1,242m in 2012 to £1,162m in 2013 due to cost saving initiatives and the benefits of the restructuring programme.

Restructuring costs. Restructuring costs related to the transformation and restructure of Pearson in 2013 were £176m.

Other net gains and losses. Included in other net gains and losses in 2013 is a loss on the disposal of the Japanese school and local publishing assets and in 2012 is an impairment loss on a joint venture.

Other income. Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions, together with the service fee income from Penguin Random House. Other operating income increased to £118m in 2013 compared to £78m in 2012 largely due to Penguin Random House service fee income of £28m included in 2013.

Loss on closure of subsidiary

The charge in 2012 of £113m relates to the loss on the closure of the Pearson in Practice business.

Share of results of joint ventures and associates

The contribution from our joint ventures and associates increased from £9m in 2012 to £54m in 2013. Included in 2013 are the results of the first six months of the Penguin Random House venture. In addition in 2013 the Economist Group’s results were up 3% on 2012.

Operating profit

The total operating profit decreased by £29m, or 6%, to £458m in 2013 from £487m in 2012. In 2013 net restructuring charges of £135m (£176m of restructuring costs with an estimated benefit of £41m) were taken which were partly offset by the absence of the loss on closure of the Pearson in Practice business which reduced 2012 operating profit by £113m.

Operating profit attributable to Pearson Education decreased by £60m, or 13%, to £412m in 2013, from £472m in 2012. The decrease was largely due to tough markets, restructuring charges, launch costs related to major multi-year service based contracts in higher education, and increased returns provisions. These factors were off-set by the absence in 2013 of the £113m closure charge relating to Pearson in Practice in 2012. Operating profit attributable to the FT Group was up by £11m or 73%, to £26m in 2013, from £15m in 2012.

Net finance costs

Net finance costs decreased from £96m in 2012 to £76m in 2013. Net interest payable increased from £65m in 2012 to £72m in 2013. Although our fixed rate policy reduces the impact of changes in market interest rates, we were still able to benefit from low average US dollar and sterling interest rates during the year. Year-on-year, average three month LIBOR (weighted for the Group’s net borrowings in US dollars and sterling at each year end) fell by 0.2% to 0.3%. This decrease in floating market interest rates was offset by an increase in the Group’s average net debt which was the main driver behind the Group’s higher interest charge. These factors combined with lower levels of cash and deposits and the impact of new notes issued in 2013 created a decrease in the Group’s average net interest payable from 7.0% to 4.8%. The Group’s average net debt rose by £561m, largely reflecting acquisition activity, cash costs relating to the formation of the Penguin Random House venture and cash paid in respect of the closure of Pearson in Practice in 2012 together with an increase in tax and dividend payments which more than offset cash generated from operations.

Net finance costs relating to post-retirement plans have been restated to reflect the adoption of IAS 19 (revised) and under the new standard were £3m in 2013 compared to £2m in 2012. Also included in net finance costs are finance costs on put options and deferred consideration associated with acquisitions, foreign exchange and other gains and losses. In 2013 the total of these items was a loss of £1m compared to a loss of £29m in 2012. The majority of the loss in 2012 relates to movements in the valuation of put options associated with acquisitions. In 2013 losses relating to put options were largely offset by foreign exchange gains on a proportion of unhedged US dollar assets. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Taxation

The total tax charge in 2013 of £87m represents 23% of pre-tax profits compared to a charge of £138m or 35% of pre-tax profits in 2012. Our overseas profits, which arise mainly in the US, are largely subject to tax at higher rates than that in the UK (which had an effective statutory rate of 23.25% in 2013 and 24.5% in 2012). The decrease in the tax rate in 2013 is largely due to the lack of tax relief on the loss on closure of Pearson in Practice in 2012 together with the effect of the associate accounting treatment of our investment in Penguin Random House — tax on the profits of Penguin Random House are netted against profits in the presentation of the associate interest and are not included in the income tax in the consolidated income statement.

Non-controlling interest

There are non-controlling interests in the Group’s businesses in the US, South Africa and China although none of these are material to the Group numbers. Some of the minorities in South Africa and the minorities in India were bought out in the year.

Discontinued operations

In October 2012, Pearson and Bertelsmann announced an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction completed on July 1, 2013 and resulted in a gain on the disposal of the Penguin assets of £202m. The gain arises as Pearson no longer has control of the Penguin Group of companies. The 47% interest in the new Penguin Random House venture has been accounted for as an equity investment from July 1, 2013.

The loss of control resulted in the Penguin business being classified as held for sale on the Pearson balance sheet at December 31, 2012 and the results for 2011, 2012 and the first six months of 2013 have been included in discontinued operations. The share of profit from associate interest in the Penguin Random House venture arising in the second half of the year has been included in operating profit in continuing operations.

On November 29, 2013 we announced the sale of the Mergermarket Group to BC Partners. The sale was completed on February 4, 2014 and the Mergermarket business has been classified as held for sale on the balance sheet at December 31, 2013. The results for 2011, 2012 and 2013 have been included in discontinued operations.

Profit for the year

The profit for the financial year in 2013 was £539m compared to a profit in 2012 of £314m. The 2013 profit includes a gain on the sale of Penguin as described above of £202m.

Earnings per ordinary share

The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 66.6p in 2013 compared to 38.7p in 2012 based on a weighted average number of shares in issue of 807.8m in 2013 and 804.3m in 2012. The increase in earnings per share was due to the increase in profit for 2013 described above and was not significantly affected by the movement in the weighted average number of shares.

The diluted earnings per ordinary share of 66.5p in 2013 and 38.6p in 2012 was not significantly different from the basic earnings per share in those years as the effect of dilutive share options was again not significant.

Exchange rate fluctuations

Currency movement increased sales by £18m (with a £49m benefit primarily from a stronger dollar partly offset by a £31m reduction from non-dollar currency depreciation relative to sterling, primarily in emerging markets) but reduced operating profit by £7m (with an estimated £5m benefit from a stronger dollar more than offset by a £12m reduction from non-dollar currency depreciation). See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and operating profit by division

The following tables summarize our sales and adjusted operating profit for each of Pearson’s business segments. Adjusted operating profit is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments.

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

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2013
£m	North American Education	International Education	Professional	FT Group	PRH	Continuing	Discontinued	Total
Sales	2,779	1,539	410	341	—	5,069	621	5,690
	55%	30%	8%	7%	—	100%
Total operating profit	312	55	45	26	20	458	52	510
	68%	12%	10%	6%	4%	100%

Add back:
Other net gains and losses	—	16	—	—	—	16	—	16
Acquisition costs	2	9	—	1	—	12	—	12
Intangible charges	92	60	12	2	30	196	2	198

Adjusted operating profit: continuing operations	406	140	57	29	50	682	—	682
Adjusted operating profit: discontinued operations	—	—	—	—	—	—	54	54

Total adjusted operating profit	406	140	57	29	50	682	54	736

	55%	19%	8%	4%	7%	93%	7%	100%

	Year Ended December 31, 2012
£m	North American Education	International Education	Professional	FT Group	Continuing	Discontinued	Total
Sales	2,658	1,568	390	343	4,959	1,153	6,112
	53%	32%	8%	7%	100%
Total operating profit	463	133	(124)	15	487	86	573
	95%	27%	(25)%	3%	100%
Add back:
Other net gains and losses	—	—	123	—	123	32	155
Acquisition costs	7	8	1	4	20	1	21
Intangible charges	66	73	37	3	179	4	183

Adjusted operating profit: continuing operations	536	214	37	22	809	—	809
Adjusted operating profit: discontinued operations	—	—	—	—	—	123	123

Total adjusted operating profit	536	214	37	22	809	123	932

	58%	23%	4%	2%	87%	13%	100%

North American Education

North American Education sales grew by £121m, or 5%, from £2,658m in 2012, to £2,779m in 2013 and adjusted operating profit decreased by £130m, or 24%, from £536m in 2012 to £406m in 2013. The average dollar rate strengthened slightly from 2012 to 2013 which we estimate increased sales by £37m and adjusted operating profit by £4m when compared to the equivalent figures at constant 2012 exchange rates. At constant exchange and after taking account of the contribution from acquisitions sales remained flat, and there was a decline in profits of 30%, largely due to the restructuring costs incurred in 2013.

Overall adjusted operating margins in the North American Education business were lower in 2013 at 14.6% compared to 20.2% in 2012 with the majority of the decrease attributable to the restructuring undertaken in 2013.

In 2013, we generated good growth in our digital and services businesses, where we continue to invest to build scale and volume, and solid growth in our school curriculum business, which benefited from Common Core curriculum purchasing. Market conditions remained tough, with on-going state budget pressures and the transition to the Common Core affecting our School assessment business. Lower enrolments affected Higher Education with the career college enrolments, where we have a strong market position, being particularly weak. In addition to these market pressures, our North American margins were further affected by £49m of net restructuring charges, reduced demand in our assessment business as states prepared for new Common Core testing and curriculum related investment and amortisation, the launch costs related to major multi-year service-based contracts in higher education, and increased returns provisions.

In Higher Education, total enrolments fell 1.9%, with career enrolments in two-year public (community) and four-year for-profit declining 4.4%, affected by rising employment rates, state budget pressures and regulatory change affecting the for-profit and developmental learning sectors. The publishing market was broadly level with 2012 on a gross basis, according to the Association of American Publishers, while our higher education revenues grew 5% with an underlying decline more than offset by the contribution from Embanet.

We introduced adaptive learning capabilities in over 200 MyLab and Mastering products across eleven subjects. Student registrations in North America grew 9% to almost 11 million. Usage continues to grow strongly with graded submissions up 15% to almost 370 million across the globe. Evaluation studies show that the use of MyLab programmes, as part of a broader course redesign, can significantly improve student test scores and institutional efficiency. We acquired Learning Catalytics, which allows faculty to obtain real-time responses to open-ended or critical thinking questions, to determine which areas require further explanation, and enables earlier intervention to help improve retention and outcomes.

Enterprise-wide partnerships with Arizona State University Online, Ocean Community College, Indiana Wesleyan University and Rutgers, where we run fully-online learning programmes and earn revenues based on the success of the students and the institution, gained more than 64,000 student registrations, up 45% on 2012. Embanet increased new student enrolments by 8% to almost 12,000 and total student enrolment by 6.5% to more than 27,000; adding sixteen new programmes, launching three new key academic partners with Adelphi University, Villanova University and University of Maryland; and expanding partnerships with existing customers such as Maryville and Northeastern. More than 200 colleges are working with Pearson to build online learning programmes that improve access to high quality undergraduate and graduate degree programmes.

We partnered with West Virginia University Parkersburg Online to redesign its Developmental Education curriculum using Competency-Based Education (CBE) modules. Our CourseConnect CBE products will enhance up to 220 existing courses and will be delivered through OpenClass where we will also provide access to eTextbooks, tutoring and media resources. Other CBE partnerships include Texas A&M University-Commerce, South Texas College, Kentucky Community & Technical College System and Northern Arizona University.

We partnered with The Boy Scouts of America, the largest youth organisation in the US with 2.7 million young members and more than 1 million adult volunteers, to create and implement its new digital curriculum.

For our School businesses, State funding pressures, the Federal sequester and the transition to Common Core assessments continued to make market conditions difficult. Revenues grew modestly in 2013 with declines in State assessment contracts and learning assessments more than offset by gains in national assessment contracts for the PARCC consortium (as defined below) and the federal government’s NAEP programme, (as defined below), as well as demand for Connections Education’s virtual charter schools and Common Core reading/language arts and math programmes.

Schoolnet won significant contracts including two new Race to the Top State Instructional Improvement System contracts in New York and New Jersey, which takes the total number of state system contracts to seven; and new district contracts for Schoolnet assessment, educator development and learning management solutions in Dallas, Texas; Palm Beach, Florida; Philadelphia, Pennsylvania; and New York City. PowerSchool won new contracts in Charlotte-Mecklenberg, North Carolina; Grand Erie District School Board, Ontario; and San Diego, California and its mobile app connecting teachers, students and parents was downloaded by almost 3.4 million users. PowerSchool now supports almost 13 million students (in 70 countries), up more than 5% on 2012 while Schoolnet supports more than 9 million students, up 7% on 2012.

The Partnership for Assessment of Readiness for College and Careers (PARCC), a consortium of 18 states, awarded Pearson several contracts to deliver test item tryouts, develop field tests and to provide the online delivery platform using our cloud-based, mobile-ready TestNav 8 system for new English and mathematics assessments. The assessments will be based on what students need to be ready for college and careers, and will measure and track their progress along the way. We helped Kentucky and New York deliver the first Common Core aligned state assessments, and we won new online assessment programs in Colorado, Minnesota and Mississippi. We continued to produce strong growth in secure online testing. We delivered almost 12 million secure online tests, up 33% on 2012. Legislative changes in Texas and California reduced the scope of assessments ahead of Common Core implementation.

We renewed our contract with the US Department of Education to administer the National Assessment of Educational Progress (NAEP) for the 2013-2017 assessment cycles and won a number of state contract extensions in Georgia, Puerto Rico, Tennessee, Maryland, Arizona, South Dakota and Oklahoma. We were selected by the National Board of Professional Teaching Standards (NBPTS) as their partner to develop their next-generation programmes, and deliver and support NBPTS through 2025.

ACT Aspire, a college and career readiness assessment aligned to the Common Core State Standards, successfully launched its first field test on the new TestNav 8 assessment system. ACT Aspire is a joint venture between Pearson and ACT, Inc. Alabama is the first state to adopt the ACT Aspire system for measuring the Common Core State Standards.

Pearson Clinical Assessment launched Q-interactive, a portable digital tool that enables mental health professionals to automatically manage the administration of clinical assessments, digital stimuli, response recording through stylus notes and audio. It serves 1,500 users within hospitals, private practice, and schools in five countries (US, UK, Australia, Canada and Netherlands). Paid test administrations have increased ten-fold since launch.

In Learning Services, we performed well in new adoptions, taking a market leading 33% of the total new adoption market ($390m), with number one positions in maths, science and social studies and a number two position in Reading/Language Arts. We were selected by the two largest school districts in the US, Los Angeles Unified School District and New York City, to implement Common Core instructional programmes. New York City adopted our new K-5 Common Core English Language Arts programme, Ready Gen, and our middle school math offering, Connected Math. In Los Angeles Unified School District, we partnered with Apple to deliver our innovative next generation digital learning Common Core System of Courses across K-12 Mathematics and English Language Arts, initially to 30,000 students. In both districts, we are providing professional development to thousands of teachers. Learners using our OnRamp to Algebra supplemental programme, which targets struggling maths students, significantly out-gained peers using other supplemental maths programmes, achieving 20% increase in their percentile rank while their peers increased by only 3%. In addition, students of all ability levels using OnRamp to Algebra exceeded the gains of their peers.

Connections Education, which operates K-12 managed virtual public schools, managed blended public schools, and a private school, served almost 51,000 students in December 2013, up more than 20% from 2012, and now operates 33 managed public schools in 23 states and an international private virtual school. Connections Education also provides virtual and blended services to school districts and other schools seeking to incorporate virtual learning into their programmes. Connections Academy Schools have consistently high performance ratings, particularly in states focused on measuring growth in student learning.

International Education

International Education sales decreased by £29m, or 2%, from £1,568m in 2012 to £1,539 in 2013 and adjusted operating profit decreased by £74m, or 35%, from £214m in 2012 to £140m in 2013. At constant exchange and after taking account of the contribution from acquisitions there was growth in sales of 1% but a decrease in profits of 30% mainly due to restructuring charges incurred in 2013.

Overall adjusted operating margins in the International Education business decreased from 13.6% in 2012 to 9.1% in 2013. This was due to the £69m net of restructuring charges expensed during the year, and margins before restructuring charges were similar to 2012.

Our International education business achieved another strong underlying performance in emerging markets, particularly in South Africa and China. This growth was offset by weak textbook sales in developed markets; currency weakness against sterling; the exit from certain publishing businesses primarily in Australia, Japan, Germany, France and the UK; increased customisation undertaken in response to the US Supreme Court’s decision in the Kirtsaeng case (which allows third parties to now import into the United States for resale certain international editions of our US textbooks published abroad); and policy changes affecting qualifications and textbook publishing in the UK. More than 1.3 million students registered for our MyLab digital learning, homework and assessment programmes, an increase of 17%, with good growth in school, ELT and institutional selling in higher education.

Our Growth market revenues expanded strongly, boosted by curriculum change in South Africa, strong enrolment growth at CTI Education Group and Midrand Graduate Institute, and continued good growth in China; partly offset by weaker currencies against sterling, particularly in South Africa and enrolment declines in our public sistemas in Brazil.

In China, student enrolments at Wall Street English increased 7% to 65,000, boosted by good underlying demand. Our students rapidly acquire high-level English skills with average grade levels achieved rising by 14% during 2013. Enrolments at Global Education, our test preparation services for English language and vocational qualifications, increased 24% to more than 1.3 million, through 82 owned and 426 franchised learning centres with investment in learning centres and digital learning platforms enabling us to better meet learner demands and be a premier brand in test preparation. Around 70% of the high-end course students achieve IELTS 7.0 which demonstrates a high level of proficiency in English and a key grade when studying abroad.

In South Africa our market leading school publishing brands, Maskew Miller Longman and Heinemann, performed strongly in a year of significant curriculum reform. Student enrolments grew strongly at CTI/MGI, our universities, up 15% to 11,700 across 13 campuses.

In Brazil, we ended 2013 with 497,000 students (533,000 in 2012) in our public and private sistemas (or learning systems). In 2013, we added 24,000 net students in our three private sistemas, COC, Dom Bosco and Pueri Domus, up 7% on 2012. Tough market conditions for public sistemas resulted in lower enrolments in this post-election year but our NAME (Nucleo de Apoio a Municipali Zacao do Ensino) sistema includes the number one performing lower secondary school in Brazil based on the 2011 IDEB (national public test) scores of 3,067 municipalities. 90% of our municipal customers tested 20% above the national standard and 70% of the municipalities that adopted NAME showed improvement in their IDEB scores.

In Mexico, our fully accredited online university partnership, UTEL (La Universidad Technologic Latinoamericana en Linea), reached 6,000 active students in 20 undergraduate and 2 graduate programmes and through its services arm, Scala, signed its first 3 agreements to help campus based universities make the transition to online. 5,400 students have completed short duration courses in programmes developed to address corporate and government work force training needs.

In India, trading was challenging as we increased customisation in response to the Kirtsaeng ruling in the US. Our 32 schools admitted more than 5,000 new students with enrolments now totalling more than 27,000, up 23% on 2012; we delivered our first large scale assessment for the Central Board of Secondary Education (CBSE) for 2.4 million students across 12,000 schools; we launched PowerSchool, adding 10,000 students; and our multimedia teaching solution Digiclass is now installed in approximately 22,000 classrooms, up more than 20% on 2012.

In the Middle East, we won a five year contract with the UAE’s Ministry of Education to provide leadership training and professional development for 700 current and future Emirati school principals, in partnership with the UK’s National College for Teaching and Leadership. We partnered with: Taibah University in Saudi Arabia to implement Foundation Level MyLabsPlus across four subjects for 16,000 students; Riyadh’s Princess Noura University in Saudi Arabia, the world’s largest female university, to provide 12,000 new students with IT course content (through our MyLabs e-learning technology) for tablets; and Qatar University to implement MyLabsPlus for 5,000 students.

Our Core market revenues declined significantly, affected by curriculum change in the UK and the exit from publishing operations in Australia, Japan and Continental Europe.

In the UK, revenues declined due to a softer school curriculum and vocational qualifications (BTEC) market anticipating curriculum change. This was partly offset by a strong performance in the GCSE and A/AS level qualifications market. In higher education, we partnered with Leeds Metropolitan University to develop a suite of online learning business education courses. In assessment, we marked almost 6 million GCSE, A/AS Level and other examinations with more than 93% using onscreen technology. We marked 2.7 million test scripts for over half a million pupils taking National Curriculum Tests at Key Stage Two in 2013 and were selected to administer the test until 2016. 2013 also saw the first delivery of the Next generation BTEC qualifications to over 100,000 students, with a further 365,000 students to date enrolled for 2014/15 delivery.

In Italy, revenues declined, with market conditions tough due to a one year government mandated pause in new adoptions.

In Japan, GlobalEnglish and the FT Group partnered with Nikkei Inc on a ‘GlobalEnglish Nikkei edition,’ an English language learning service to serve English students in the Japanese business community. We sold our school textbook publishing business, Kirihara Shoten, to management.

In Australia, market conditions were very tough, particularly in higher education where we exited the vocational publishing market. We continue to make good progress developing our digital and services business including significant sales of Secondary School Australian Curriculum ebooks. In higher education, we partnered with Monash University with an enterprise implementation of the MyLab suite of products for 6,500 students including faculty training, and to provide learning services and solutions for online graduate programmes including course development, marketing, student recruitment and retention, and faculty training.

In English Language Learning (ELL), Wall Street English (WSE), Pearson’s worldwide chain of English language centres for professionals, opened a new centre in Ho Chi Minh City in Vietnam (and is now present in 28 countries), and has 107 owned and 338 franchised centres. Our students rapidly acquire high-level English skills with average grade levels achieved rising by 8% during 2013. Student numbers grew slightly to 192,000. Registered users for ELL digital products grew 45% to 610,000 with MyEnglishLabs registrations up 51% to 400,000 and Our Discovery Island registrations, an online adventure aimed at Primary education, up almost 77% to 104,000.

Professional

Professional sales increased by £20m, or 5%, to £410m in 2013 from £390m in 2012. Adjusted operating profit increased by £20m or 54% to £57m in 2013, from £37m in 2012.

Overall adjusted operating margins in the Professional business were significantly higher at 13.9% in 2013 compared to 9.5% in 2012. Restructuring charges in 2013 were more than offset by the poor performance at the Pearson in Practice business in 2012.

The Professional division performed well in 2013, with good revenue and profit growth in testing and training partly offset by declines in publishing. The UK training business Pearson in Practice had a significant negative impact on the 2012 performance.

Professional testing continued to see good revenue and profit with growth test volumes at Pearson VUE up 25% on 2012 to almost 12 million. Key contract renewals included tests for the American Board of Internal Medicine, the Association of Social Work Boards and the Pharmacy Technician Certification Board. We will continue to deliver our UK contract to administer the Driving Theory test for the DVSA until September 2016. We won a number of new contracts for computer-based testing including the Charter of Financial Analysts, Saudi Commission of Health Specialties and the Korean Productivity Centre.

In Professional training, TQ grew strongly and was awarded a five-year contract by Saudi Arabia’s Colleges of Excellence to develop and operate three vocational colleges in Saudi Arabia, providing high quality vocational skills and qualifications. The three colleges opened in the second half of 2013 with an expected initial intake of 1,100 students, rising to 8,000 students over time.

Professional publishing revenues and profits declined, with good profit growth in the US, underpinned by a strong performance in our direct ecommerce sales and at Safari Books Online, our joint-venture with O’Reilly Media, offset by exiting some of our professional publishing businesses in Continental Europe.

FT Group

Sales at FT Group decreased by £2m or 1%, from £343m in 2012 to £341m in 2013. Adjusted operating profit from continuing operations increased by £7m, from £22m in 2012 to £29m in 2013.

The increase in adjusted operating profit was driven by strong growth in digital and content businesses and improved print circulation margins which more than offset weak advertising. Digital and services revenues accounted for 55% of FT Group revenues (31% in 2008). Content revenues comprised 63% of revenues (48% in 2008), while advertising accounted for 37% of FT Group revenues (52% in 2008). Overall adjusted operating margins at FT Group increased from 6.4% in 2012 to 8.5% in 2013.

The FT’s total circulation grew 8% year-on-year to 652,000 across print and online, the highest paying readership in its 125-year history. FT.com digital subscriptions grew 31% to 415,000, more than offsetting planned reductions in print circulation. Digital subscribers now represent almost two-thirds of the FT’s total paying audience and corporate users grew nearly 60% to more than 260,000. We continue to invest to shift resources from analogue to digital and have further reduced leased printing capacity globally since 31 December 2012 from 20 to 16 sites.

Advertising continued to be short-term and generally weak, but the FT increased its market share with luxury and financial sectors showing good growth in digital.

Mobile is an increasingly important channel for the FT, driving 62% of subscriber consumption, 45% of total traffic and almost a quarter of new digital subscriptions. The FT’s flagship web app now has more than 5 million users and new FT apps on Google Newsstand and Flipboard have strengthened our mobile offering. Other innovations, including launching 24-hour news service fastFT, redesigns to mobile apps and improvements to FT.com, have helped significantly increase overall digital engagement.

The FT continues to expand its executive education business. FT in Education products, including annotation tool FT Newslines, are now used by almost 300 education institutions, including 37 of the world’s top 50 business schools. The FT launched its Non-Executive Director (NED) Diploma in Hong Kong. More than a third of NED enrolments are now outside the UK.

The Economist Group, in which Pearson owns a 50% stake, had a record operating profit after tax, up 3% on 2012. Content revenues accounted for 60% of total revenues (44% in 2008) and digital and services revenues comprised 39% of total revenues (29% in 2010). Global print and digital circulation at The Economist reached a record high of 1.6 million.

Penguin Random House

In the six months to June 30, 2013 the Penguin Group (included in discontinued operations) had sales of £513m and adjusted operating profit of £28m. In the six months from July 1, 2013 to December 31, 2013 our share of Penguin Random House adjusted operating profits were £50m.

Penguin Random House traded well in the second half of the year, with a strong bestseller performance in all major territories. Penguin Random House results were reported on a post tax basis following completion of the merger on July 1, 2013 and resulted in a £23m reduction in the contribution to our operating income with an equal benefit to our tax charge. Market share normalised, following the unprecedented success of E L James’ 50 Shades of Grey trilogy for Random House in 2012.

The integration of the two companies has commenced in each of its territories. Divisional structures are being combined, systems integration is underway, and the US business has announced a plan to consolidate distribution operations. Key highlights from 2013 include:

In the US, on a full year basis, Penguin and Random House published 480 New York Times bestsellers, including three out of the top five Bookscan Adult Fiction bestsellers for the year: Dan Brown’s Inferno,

John Grisham’s Sycamore Row and Khaled Hosseini’s And The Mountains Echoed. Other New York Times bestsellers included, in Adult Nonfiction: Sheryl Sandberg’s Lean in; Charles Krauthammer’s Things That Matter; and in Children’s Fiction: John Green’s #1 bestselling The Fault in Our Stars.

In the UK, on a full year basis, Penguin and Random House published 102 Bookscan bestsellers including: Dan Brown’s Inferno; David Jason’s My Life; Jamie Oliver’s Save with Jamie; Rachel Joyce’s The Unlikely Pilgrimage of Harold Fry; Helen Fielding’s Bridget Jones: Mad About the Boy; and strong ongoing overall performance from Jeff Kinney’s Diary of a Wimpy Kid series, and from its newest volume Hard Luck.

In Australia, where market conditions remain challenging, Penguin Random House had 4 out of the top 5 bestsellers for the year: Jeff Kinney’s Hard Luck: Diary of a Wimpy Kid; Jamie Oliver’s Jamie’s 15 Minute Meals and Save with Jamie; and Dan Brown’s Inferno.

In Brazil, Companhia das Letras (of which Penguin Random House has a 45% stake) posted strong revenue growth driven by an expanded publishing program. In a challenging market, Penguin Random House India had more than 40 titles pro forma on the 2013 Hindustan Times Nielsen top ten in combined categories. In China, our local-publishing programme continued to grow, with notable bestsellers, including My Life by Li Na. DK achieved significant growth through its co-edition model with Chinese publishers. In South Africa, Penguin Random House completed the purchase of the Times Media Group’s majority stake in Random House Struik, cementing our market leading position, but lost a significant agency contract during the year.

DK performed well, boosted by the exceptional performance of Brady Games® GTA V Strategy GuideTM, which sold over 800,000 copies, and the ongoing success of the DK LEGO® properties, which sold almost 10 million units in 2013.

The full year eBook share of Penguin Random House global revenue is 20%. eBook growth for Penguin continued but at a slower rate, while Random House e-book sales declined significantly year on year due to much lower sales for the Fifty Shades trilogy. Digital innovations included the launch of Bookscout, a dedicated app created for and with Facebook which enables sharing personalised reading recommendations among friends and online communities.

Penguin Random House’s authors won numerous major literary prizes around the world, including the 2013 Nobel Prize for Literature (Alice Munro); The National Book Award for Fiction in the US (James McBride’s The Good Lord Bird); and an unprecedented four U.S. Pulitzer Prizes.

In self-publishing, Author Solutions performed well, growing significantly over 2012, and continuing to launch and plan for self-publishing imprints in conjunction with Penguin in such territories as India and South Africa.

For 2014, Penguin Random House has a strong publishing list with major new books from authors such as: Isabel Allende, Martin Amis, Lee Child, John Cleese, Harlan Coben, Steve Coogan, Lena Dunham, Janet Evanovich, Ken Follett, Stephen Fry, Robert Gates, Ina Garten, John Grisham, Deborah Harkness, Carl Hiaasen, Jan Karon, Sue Monk Kidd, Jeff Kinney, Michael Lewis, David Mitchell, Haruki Murakami, Jamie Oliver, James Patterson, Jodi Picoult, Nora Roberts, Danielle Steel, Colm Toibin, Jacqueline Wilson; and movie tie-in paperbacks of John Green’s The Fault in Our Stars; Gillian Flynn’s Gone Girl; and Laura Hillenbrand’s Unbroken.

Results of operations

Year ended December 31, 2012 compared to year ended December 31, 2011

Consolidated results of operations

Sales

Our total sales from continuing operations increased by £231m, or 5%, to £4,959m in 2012, from £4,728m in 2011. The increase reflected growth, on a constant exchange rate basis of 4% together with additional contributions from acquisitions made in both 2011 and 2012. The year on year growth wasn’t significantly impacted by movements in exchange rates and 2012 sales, translated at 2011 average exchange rates, would have been £4,989m.

Pearson Education increased sales by £226m or 5% from £4,390m to £4,616m. The North America, International and Professional businesses all contributed to the increase and were helped by acquisitions made in 2011 and 2012. We estimate that after excluding acquisitions and the negative impact of exchange, Pearson Education sales growth was flat in 2012 compared to 2011. Pearson Education, our largest business sector, accounted for 93% of our sales in 2012 and 93% in 2011. North American Education continued to be the most significant source of our sales and as a proportion of sales contributed 54% in 2012 and 55% in 2011.

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

FT Group continuing sales were 1% ahead of last year driven by good underlying growth at the Financial Times. Growth at the Financial Times was driven by increases in digital readership and subscriptions, although advertising remained weak and volatile. FT Group sales accounted for 7% of our continuing business sales in both 2012 and 2011.

Cost of goods sold and operating expenses

The following table summarizes our cost of sales and net operating expenses:

	Year Ended December 31
	2012	2011
	£m	£m
Cost of goods sold	2,187	2,039
Operating expenses
Distribution costs	82	88
Selling, marketing and product development costs	925	863
Administrative and other expenses	1,242	1,201
Other net gains and losses	10	(23)
Other income	(78)	(94)

Total operating expenses	2,181	2,035

Cost of goods sold. Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges and the cost of service provision in the assessment and testing business. Our cost of sales increased by £148m, or 7%, to £2,187m in 2012, from £2,039m in 2011. The increase corresponds to the increase in sales, with cost of sales at 44.1% of sales in 2012 compares to 43.1% in 2011.

Distribution costs. Distribution costs consist primarily of shipping costs, postage and packing. A reduction in costs in 2012 reflects the change in product mix with digital and services businesses incurring less distribution expense.

Selling, marketing and product development costs. Our selling, marketing and product development costs increased by £62m, or 7%, to £925m in 2012, from £863m in 2011. As a percentage of sales they remained broadly consistent at 18.7% in 2012 and 18.3% in 2011.

Administration and other expenses. Our administration and other expenses increased by £41m, or 3%, to £1,242m in 2012, from £1,201m in 2011. As a percentage of sales they remained consistent at 25.0% in 2012 and 25.4% in 2011.

Other net gains and losses. Other net gains and losses in 2012 relate to an impairment loss on a joint venture. Included in 2011 are a £29m gain on the sale of an investment, a £8m gain on a stepped acquisition in the International Education business, and a loss of £14m on the sale of a business.

Other income. Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions. Other operating income decreased to £78m in 2012 compared to £94m in 2011, mainly due to a reduction in royalty income following the sale of FTSE in 2011 as disclosed below.

Loss on closure of subsidiary

The charge of £113m relates to the loss on the closure of the Pearson in Practice business.

Profit on sale of associate

On December 16, 2011 the FT Group completed the disposal of its 50% stake in FTSE International Limited (FTSE) realizing a profit on sale of £412m. This profit has been disclosed separately on the face of the income statement.

Share of results of joint ventures and associates

The contribution from our joint ventures and associates decreased from £33m in 2011 to £9m in 2012. Included in the 2011 figure were the results of the FTSE up to its disposal, which are not in the 2012 figures. In addition in 2012 there is a write down of £10m of goodwill relating to a joint venture in India.

Operating profit

The total operating profit decreased by £612m, or 56%, to £487m in 2012 from £1,099m in 2011. 2011 operating profit, includes the profit on sale of FTSE of £412m, and 2012 operating profit includes a charge of £113m relating to the loss on the closure of the Pearson in Practice business. After excluding these items, operating profit in 2012 decreased by £87m, or 13%.

Operating profit attributable to Pearson Education decreased by £165m, or 26%, to £472m in 2012, from £637m in 2011. The decrease was largely attributable to the £113m closure charge, together with intangible impairments and the weakness in trading of Pearson in Practice over the year. Operating profit attributable to the FT Group after taking out the profit on sale of FTSE decreased by £35m, or 70%, to £15m in 2012, from £50m in 2011. In 2011 the share of profit from the FTSE investment together with royalties received from FTSE was included within FT Group’s operating profits, and this totaled £20m.

Net finance costs

Net finance costs increased from £81m in 2011 to £96m in 2012. Net interest payable increased from £55m in 2011 to £65m in 2012, reflecting an increase in floating market interest rates on US dollar borrowings combined with the effect of higher average levels of net debt resulting from the Group’s acquisition activity during 2012. Although our fixed rate policy reduces the impact of changes in market interest rates, we were still able to benefit from low average US dollar and sterling interest rates during the year. Year-on-year, average three month LIBOR (weighted for the Group’s net borrowings in US dollars and sterling at each year end) rose by 0.2% to 0.5%. This increase in floating market interest rates combined with an increase in the Group’s average net debt helped drive the Group’s higher interest charge. These factors combined with a decrease in interest income on deposits created an increase in the Group’s average net interest payable from 6.5% to 7.0%. Overall net borrowings increased by £419m from £499m at the end of 2011 to £918m at the end of 2012. In 2012 we invested £759m in new acquisitions and that together with tax and dividend payments was enough to offset cash generated from operating activities.

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

Taxation

The total tax charge in 2012 of £138m represents 35% of pre-tax profits compared to a charge of £154m or 15% of pre-tax profits in 2011. Our overseas profits, which arise mainly in the US, are largely subject to tax at higher rates than that in the UK (which had an effective statutory rate of 24.5% in 2012 and 26.5% in 2011). The increase in the tax rate in 2012 is largely due to the lack of tax relief on the loss on closure of Pearson in Practice together with the effect of a low tax charge in 2011 on the gain on disposal of FTSE.

Non-controlling interest

In 2012 there are non-controlling interests in the Group’s businesses in South Africa, China and India although none of these are material to the Group numbers. The non-controlling interest in the Group’s Brazilian business, SEB, was bought out in the first half of 2011.

Profit for the year

The profit for the financial year in 2012 was £314m compared to a profit in 2011 of £945m. The 2011 profit included the contribution from the FTSE disposal of £412m, and 2012 included costs relating to business closures of £113m.

Earnings per ordinary share

The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 38.7p in 2012 compared to 118.2p in 2011 based on a weighted average number of shares in issue of 804.3m in 2012 and 800.2m in 2011. The decrease in earnings per share was due to the decrease in profit for 2012 described above and was not significantly affected by the movement in the weighted average number of shares.

The diluted earnings per ordinary share of 38.6p in 2012 and 118.0p in 2011 was not significantly different from the basic earnings per share in those years as the effect of dilutive share options was again not significant.

Exchange rate fluctuations

The weakening of non- US dollar currency against sterling on an average basis had an adverse impact on reported sales and profits in 2012 compared to 2011. 2012 sales, translated at 2011 average exchange rates, would have been higher by £30m and operating profit, translated at 2011 average exchange rates, would have been higher by £7m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and operating profit by division

The following tables summarize our sales and adjusted operating profit for each of Pearson’s business segments. Adjusted operating profit is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments.

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

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2012
£m	North American Education	International Education	Professional	FT Group	Continuing	Discontinued	Total
Sales	2,658	1,568	390	343	4,959	1,153	6,112
	53%	32%	8%	7%	100%
Total operating profit	463	133	(124)	15	487	86	573
	95%	27%	(25)%	3%	100%

Add back:
Other net gains and losses	—	—	123	—	123	32	155
Acquisition costs	7	8	1	4	20	1	21
Intangible charges	66	73	37	3	179	4	183

Adjusted operating profit: continuing operations	536	214	37	22	809	—	809
Adjusted operating profit: discontinued operations	—	—	—	—	—	123	123

Total adjusted operating profit	536	214	37	22	809	123	932

	58%	23%	4%	2%	87%	13%	100%

	Year Ended December 31, 2011
£m	North American Education	International Education	Professional	FT Group	Continuing	Discontinued	Total
Sales	2,584	1,424	382	338	4,728	1,134	5,862
	55%	30%	8%	7%	100%
Total operating profit	463	119	55	462	1,099	123	1,222
	42%	11%	5%	42%	100%

Add back:
Other net gains and losses	(29)	6	—	(412)	(435)	—	(435)
Acquisition costs	2	9	—	1	12	—	12
Intangible charges	57	60	11	2	130	9	139

Adjusted operating profit: continuing operations	493	194	66	53	806	—	806
Adjusted operating profit: discontinued operations	—	—	—	—	—	132	132

Total adjusted operating profit	493	194	66	53	806	132	938

	52%	21%	7%	6%	86%	14%	100%

North American Education

North American Education sales grew by £74m, or 3%, to £2,658m in 2012, from £2,584m in 2011 and adjusted operating profit increased by £43m, or 9%, to £536m in 2012 from £493m in 2011. The average dollar rate strengthened slightly from 2011 to 2012 which we estimate increased sales by £19m and adjusted operating profit by £5m when compared to the equivalent figures at constant 2011 exchange rates. At constant exchange and after taking account of the contribution from acquisitions there was a decline in sales of 4% and increase in profits of 3%.

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

In US School, the textbook publishing market declined by 15% in 2012, according to the Association of American Publishers. There were several pressures on the industry including weakness in state budgets, a lower new adoption opportunity (total opportunity of $380m in 2012 against $650m in 2011) and delays in purchasing decisions during the transition to the new Common Core standards. Pearson gained share in very difficult market conditions, taking an estimated 31% of new adoptions where we competed. enVision Math continued to perform strongly, with a recent What Works Clearing House study showing that students using the programme out-performed peers by between six and eight percentiles in math across a broad range of student populations. iLit, our new digital reading intervention programme, was successfully implemented in 20 districts with early results showing strong reading gains. Connections Education, which operates online K-12 schools in 22 states and a nationwide charter programme, served more than 43,000 students in 2012, up 31% from 2011 and broadened its product offering to include virtual classrooms for public school campuses. Connections Academy Schools have consistently high performance ratings, particularly in states focused on measuring growth in student learning.

At our Assessment and Information business, revenues were flat in 2012. State funding pressures and the transition to Common Core assessments continued to make market conditions tough for our state assessment and teacher testing businesses. We continued to produce strong growth in secure online testing and we increased online testing volumes by more than 10m, delivering 6.5 million state accountability tests, 4.5 million constructed response items and 21 million spoken tests. We now assess oral proficiency in English, Spanish, French, Dutch, Arabic and Chinese. We also launched the Online Assessment Readiness Tool for the PARCC and the Smarter Balance Assessment Consortium (SBAC) Common Core consortia to help 45 states prepare for the transition to online assessments. We won new state contracts in Colorado and Missouri and a new contract with the College Board to deliver ReadiStep, a middle school assessment that measures and tracks college readiness skills. We extended our contract with the College Board to deliver the ACCUPLACER assessment, a computer-adaptive diagnostic, placement and online intervention system that supports 1,300 institutions and 7 million students annually. We won five Race To The Top state deals (Kentucky, Florida, Colorado, North Carolina and New York) led by Schoolnet. PowerSchool won three state/province-level contracts (North Carolina, New Brunswick and Northwest Territories). We launched our mobile PowerSchool applications and grew our third party partner ecosystems to over 50 partners. PowerSchool supports more than 12 million students up more than 20% on 2011 while Schoolnet supports 8.3 million students, up almost 160% on 2011. Our clinical assessment business was boosted by strong growth at AIMSweb, our progress monitoring service which enables early intervention and remediation for struggling students. AIMSweb delivered 58 million assessments in 2012, up 12%.

In Higher Education, the publishing market declined 6% net in 2012, according to the Association of American Publishers. Total US College enrolments were 2% lower in 2012 than in 2011, affected by rising employment rates, state budget pressures and regulatory change affecting the for-profit sector. In a difficult trading environment Pearson gained share for the 14th consecutive year, again benefitting from our lead in technology and customization. Student registrations at e-College grew 3% to 8.7 million, despite pressure in the for-profit college market. We won new online enterprise learning contracts with California State University and Rutgers University. Our strong managed enrolment services and student marketing product offering, coupled with continued strong growth at Arizona State University, helped our online enterprise learning business to grow 150% to almost 44,000 enrolments. During the year we acquired EmbanetCompass which provides a full range of services targeted towards online graduate programmes. Pearson’s pioneering ‘My Lab’ digital learning, homework and assessment programmes grew well with student registrations in North America up 11% to almost 10 million with strong usage growth with graded submissions up 12% to almost 320 million across the globe. OpenClass, Pearson’s free learning management system, has been installed by almost 1,300 K-12 and College institutions in the US and now serves approximately 100,000 users. During 2012 we launched Project Blue Sky, a cloud-based content service that allows college instructors to combine Open Educational Resources with instructor-created and Pearson content. We also launched Pearson Workforce Education which delivers more than 60 online courses in high demand occupational training areas from IT and Healthcare to management and soft skills courses; and Propero, which combines on-demand tutoring, student support and online courses to expand access to higher education and support degree completion.

International Education

International Education sales increased by £144m, or 10%, to £1,568m in 2012, from £1,424m in 2011 and adjusted operating profit increased by £20m, or 10%, to £214m in 2012 from £194m in 2011. At constant exchange and after taking account of the contribution from acquisitions there was underlying growth in sales of 7% and an increase in profits of 11%.

Overall adjusted operating margins in the International Education business remained constant at 13.6% in both 2011 and 2012.

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

In the UK, we marked more than 6.3 million GCSE, A/AS level and other examinations with 90% using onscreen technology and more than 3.8 million test scripts for over half a million pupils taking National Curriculum Tests at Key Stage Two in 2012. We launched our Next Generation BTECs which are now the leading vocational qualification on the new funding and accountability frameworks in schools. Our Vocational qualifications business grew well with the continued popularity of BTEC amongst employers and universities and a strong performance in work-based learning (with registrations now up to 170,000) further boosted by a good performance from EDI, our provider of education and training qualifications and assessment services.

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

FT Group

Sales at FT Group increased by £5m or 1%, from £338m in 2011 to £343m in 2012. Adjusted operating profit decreased by £31m, from £53m in 2011 to £22m in 2012. Included in the 2011 figure is the share of profit from the investment in FTSE together with royalties received from FTSE prior to the date of sale. Together these totaled £20m and were included in adjusted operating profit.

Overall adjusted operating margins at FT Group decreased from 15.6% in 2011 to 6.4% in 2012 as the effect of the FTSE disposal in 2011 impacted 2012.

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

The Penguin Group

The results of the Penguin Group are included in discontinued operations for 2011 and 2012. Penguin sales increased by £8m or 1%, from £1,045m in 2011 to £1,053m in 2012 as the business faced tough conditions in the physical book market and adjusted operating profit was down 12% to £98m in 2012 from £111m in 2011. Penguin adjusted operating margins reduced from 10.6% in 2011 to 9.3% in 2012.

In market conditions that remained challenging, Penguin had a solid year with momentum and share improving in the second half of the year. It also made several moves to offer a broader range of services to more authors across more platforms in more markets.

In the United States, Penguin published 255 New York Times best sellers (254 in 2011) including No Easy Day: The Firsthand Account of the Mission that Killed Osama bin Laden by Mark Owen, Bared to You by Sylvia Day and Nate Silver’s The Signal and the Noise as well as new titles from bestselling authors including Ken Follett, Nora Roberts, Tom Clancy and Harlen Coben. In the UK, we published 90 Bookscan bestsellers, our best year on record (compared to 78 in 2011) including Sylvia Day’s Bared to You; Jamie Oliver’s 15 Minute Meals; Clare Balding’s My Animals and Other Family and Daniel Kahneman’s Thinking Fast and Slow.

eBook revenue grew strongly in 2012 and accounted for 17% of Penguin’s global revenue (12% in 2011), and almost 30% in the US (20% in 2011). Penguin continued to invest in digital publishing programmes, making eBooks available in new markets including Australia, India, Brazil and China; launching a number of digital-only imprints around the world and expanding our eSpecials list. Global app sales grew by more than 200% driven by brands including Wreck this App, Mad Libs, Moshi Monsters and LEGO®. DK was Apple’s only trade publisher launch partner for the January launch of the iBooks Author 2 platform and now has more than 50 interactive titles available.

In Brazil, Penguin acquired 45% of Companhia das Letras, a leading trade book publisher, and in India we launched a local eBook programme and enjoyed considerable success in commercial fiction with bestselling authors including Ravinder Singh and Shobhaa De. In China, we expanded our local publishing programmes in both Chinese and English with more than 100 titles now available, including its first local language top ten title, tennis player Li Na’s autobiography and launched its first list of eBooks.

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

Liquidity and capital resources

Cash flows and financing

Net cash generated from operations decreased by £232m (or 25%) to £684m in 2013 from £916m in 2012. This decrease reflected restructuring activity undertaken in 2013 and additional investment (particularly in North America) ahead of the transition to Common Core and to enhance the Group’s technology capabilities in advance of the next generation of digital products. Net cash generated from operations decreased by £177m (or 16%) to £916m in 2012 from £1,093m in 2011. This decrease in cash generated from operations reflected a later sales profile in the second half of 2012 compared to 2011 (causing the corresponding cash collections to fall into 2013) and increased investment in pre-publication as more of our education programs are updated for digital delivery and adverse currency effects. The average working capital to sales ratio improved to 13.4% in 2013 from 13.8% in 2012 reflecting the part-year impact of the sale of Penguin. Average working capital is the average month end balance in the year of inventory (including pre-publication), receivables and payables.

Net interest paid increased to £73m in 2013 from £66m in 2012 due to higher average net debt levels following acquisitions completed in late 2012. Net interest paid increased to £66m in 2012 from £60m in 2011 due to higher average net debt following recent acquisitions, with some offset provided from receipt of the proceeds from the sale of FTSE International at the end of 2011.

Capital expenditure on property, plant and equipment and software intangibles was £182m in 2013, £151m in 2012 and £144m in 2011. Expenditure has been prioritized towards information technology and software to support the digital capability of the Group.

The acquisition of subsidiaries, joint ventures and associates accounted for a cash outflow of £58m in 2013 against £755m in 2012 and £788m in 2011. There were no major acquisitions in 2013, with the cash outflow relating to various minor acquisitions and costs associated with prior period acquisitions. The expenditure in 2012 and 2011 reflects the re-shaping of the portfolio following the sales of Interactive Data and FTSE International. The principal acquisitions in 2012 were of EmbanetCompass for £411m, Certiport for £88m, Author Solutions, Inc for £69m and GlobalEnglish Corporation for £63m. The principal acquisitions in 2011 were of Schoolnet for £141m, Education Development International for £108m, Connections Education for £244m, Global Education for £97m and TutorVista for £75m.

The sale of subsidiaries and associates produced a net cash outflow of £130m in 2013 against an outflow of £11m in 2012 and an inflow of £422m in 2011. The cash outflow in 2013 primarily relates to the cash disposed with Penguin upon formation of Penguin Random House. The cash outflow in 2012 primarily related to expenses incurred in advance of the formation of Penguin Random House. The proceeds in 2011 relate to the sale of the Group’s 50% holding in FTSE International.

The cash outflow from financing of £444m in 2013 reflects a further 7% increase in the dividend, the repayment of a $350m US Dollar Note during the year and the buy-out of various non-controlling interests, with some offset from the proceeds of a $500m US Dollar Note issued in the year. The cash outflow from financing of £23m in 2012 reflects a further 9% increase in the dividend, offset by the proceeds from a $500m US Dollar Note issued during the year. The cash outflow from financing of £790m in 2011 reflects the repayment of a $500m bond, a further 9% increase in the dividend and the final payment of £108m in the stepped acquisition of Sistema Educacional Brasileiro.

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

At December 31, 2013, our net debt was £1,379m compared to net debt of £918m at December 31, 2012. Net debt is defined as all short-term, medium-term and long-term borrowing (including finance leases), less all cash, cash equivalents and liquid resources. Cash equivalents comprise short-term deposits with a maturity of up to 90 days, while liquid resources comprise short-term deposits with maturities of more than 90 days and other marketable instruments which are readily realizable and held on a short-term basis. Total Short-term, medium-term and long-term borrowing amounted to £2,226m at December 31, 2013, compared to £2,279m at December 31, 2012 reflecting the new $500m US Dollar note issued during the year and exchange movements, offset by the repayment of a $350m US Dollar Note. At December 31, 2013, total cash and liquid resources were £765m, compared to £1,177m at December 31, 2012. This decrease is due to cash disposed with Penguin upon the formation of Penguin Random House, restructuring activity and additional investment in products and technology capability.

Contractual obligations

The following table summarizes the maturity of our borrowings, our obligations under non-cancelable leases, and pension funding obligations, exclusive of anticipated interest payments. Due to the variability of future interest payments, these have been excluded from the table below.

	At December 31, 2013
	Total	Less than one year	One to two years	Two to five years	After five years
	£m	£m	£m	£m	£m
Gross borrowings:
Bank loans, overdrafts and commercial paper	47	25	22	—	—
Bonds	2,168	502	299	798	569
Finance lease obligations	11	6	4	1	—
Operating lease obligations	1,403	161	149	356	737
UK Pension funding obligations	143	41	41	61	—

Total	3,772	735	515	1.216	1,306

At December 31, 2013 the Group had capital commitments for fixed assets, including finance leases already under contract, of £11m (2012: £17m). There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal and royalty claims. None of these claims or guarantees is expected to result in a material gain or loss.

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

We have in place a committed revolving credit facility of $1.75bn, which matures in November 2015. At December 31, 2013, the full $1.75bn was available under this facility. This credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:

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

Related parties

There were no significant or unusual related party transactions in 2013, 2012 or 2011. Refer to note 37 in “Item 18. Financial Statements”.

Accounting principles

For a description of our principal accounting policies used refer to note 1 in “Item 18. Financial Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

We are managed by a board of directors and a chief executive who reports to the board and manages through an executive committee. We refer to the board of directors, the chairman of the board of directors and the executive committee as our “senior management”.

The following table sets forth information concerning directors, as of March 2014.

Name	Age	Position
Glen Moreno	70	Chairman
John Fallon	51	Chief Executive
David Arculus	67	Non-executive Director
Vivienne Cox	54	Senior Independent Director
Robin Freestone	55	Chief Financial Officer
Ken Hydon	69	Non-executive Director
Josh Lewis	51	Non-executive Director
Linda Lorimer	61	Non-executive Director
Harish Manwani	60	Non-executive Director

Glen Moreno

Appointed October 1, 2005. Chairman of the nomination committee and member of the remuneration committee

Glen has more than four decades of experience in business and finance, and is currently deputy chairman of The Financial Reporting Council Limited in the UK and non-executive director of Fidelity International Limited. Previously, Glen was deputy chairman and senior independent director at Lloyds Banking Group plc, senior independent director of Man Group plc and acting chairman of UK Financial Investments Limited, the company set up by HM Treasury to manage the government’s shareholdings in UK banks.

John Fallon

Appointed October 3, 2012. Member of the nomination committee.

John became Pearson’s chief executive on January 1, 2013. Since 2008 he had been responsible for the company’s education businesses outside North America, and a member of the Pearson management committee. He joined Pearson in 1997 as director of communications and was appointed president of Pearson Inc., a role he combined with his communications responsibilities, in 2000. In 2003, he was appointed CEO of Pearson’s educational publishing businesses for Europe, Middle East & Africa (EMA) and gradually took on a broader international education brief. Prior to joining Pearson, John was director of corporate affairs at Powergen plc, where he was also a member of the company’s executive committee. Earlier in his career, John held senior public policy and communications roles in UK local government.

David Arculus

Appointed on February 28, 2006. Chairman of the remuneration committee and member of the audit and nomination committees.

David has experience in banking, telecommunications and publishing in a long career in business. Currently he is chairman of Numis Corporation plc and the Advisory Board of the British Library and is a member of council of Cranfield University. David’s previous roles include the chairmanship of Aldermore Bank plc, O2 plc, Severn Trent plc and IPC Group, as well as chief operating officer of United Business Media plc, group managing director of EMAP plc and a non-executive director of Telefonica S.A. David served from 2002 to 2006 as chairman of the UK government’s Better Regulation Task Force, which worked on reducing burdens on business.

Vivienne Cox

Appointed on January 1, 2012. Member of the audit, remuneration and nomination committees.

Vivienne has wide experience in energy, natural resources and business innovation. She worked for BP plc for 28 years, in Britain and continental Europe, in posts including executive vice president and chief executive of BP’s Gas, Power & Renewables business and its Alternative Energy unit. She is non-executive director of mining company Rio Tinto plc and energy company BG Group plc, and chairman of the supervisory board of Vallourec, which supplies tubular systems for the energy industry. She is also lead independent director at the UK Department for International Development. Vivienne is a commissioner of the Airports Commission, which was set up by the UK government to examine any requirements for additional UK airport capacity.

Robin Freestone

Appointed on June 12, 2006.

Robin’s experience in management and accounting includes a previous role as group financial controller of Amersham plc (now part of General Electric) and senior financial positions with ICI plc, Zeneca and Henkel UK. He joined Pearson in 2004 as deputy chief financial officer and became chief financial officer in June 2006. Robin qualified as a chartered accountant with Touche Ross (now Deloitte), and is currently a non-executive director and founder shareholder of eChem Limited. Robin sits on the Advisory Group of the ICAEW’s Financial Reporting Faculty and is chairman of The Hundred Group of Finance Directors. He also sits on the CBI’s Economic Growth Board.

Ken Hydon

Appointed on February 28, 2006. Chairman of the audit committee and member of the remuneration and nomination committees.

Ken’s experience in finance and business includes working in the electronics, retail, consumer products and healthcare sectors. He is a non-executive director of Reckitt Benckiser Group plc, one of the world’s leading branded consumer goods companies in health, hygiene and home. He is also a non-executive director of Merlin Entertainments plc, the world’s second largest visitor attraction operator. From 2004 to 2013 he was a non-executive director of Tesco plc. Previously, Ken was chief financial officer of Vodafone Group plc, the multinational telecommunications company, and financial director of subsidiaries of Racal Electronics.

Josh Lewis

Appointed on March 1, 2011. Member of the remuneration and nomination committees.

Josh’s experience spans finance, education and the development of digital enterprises. He is founder of Salmon River Capital LLC, a New York-based private equity/venture capital firm focused on technology-enabled businesses in education, financial services and other sectors. Over a 25 year career in active, principal investing, he has been involved in a broad range of successful companies, including several pioneering enterprises in the education sector. In addition, he has long been active in the non-profit education sector, with associations including New Leaders, New Classrooms, and the Bill & Melinda Gates Foundation. He is also a non-executive director of eVestment and Axioma, both financial data/technology companies, and Parchment, an education credentials management company.

Linda Lorimer

Appointed July 1, 2013. Member of the audit and nomination committees.

Linda has a deep background in education strategy, administration and public affairs. She is vice president for Global & Strategic Initiatives at Yale University in New Haven, Connecticut, where her duties include oversight of Yale’s Office of International Affairs and Office of Digital Dissemination. Over a 30-year career in higher education, she has been responsible for many of Yale’s administrative services including the university’s public communications, alumni relations and Office of Sustainability. Previously, Linda served as president of Randolph-Macon Woman’s College in Virginia, and had earlier worked at Yale in several senior roles including associate provost. She is a non-executive director of Save the Children (US) and was chair of the board of the Association of American Colleges and Universities.

Harish Manwani

Appointed October 1, 2013. Member of the nomination committee.

Harish has an extensive background in emerging markets and senior experience in a successful global organisation. He is chief operating officer of consumer products company Unilever, and serves on the company’s executive board. Harish joined Unilever in 1976 as a marketing management trainee in India, and has held senior management roles around the world, including North America, Latin America, Europe, Africa and Asia. He is non-executive chairman of Hindustan Unilever Limited in India, and serves on the board of Whirlpool Corporation in the US. He is also on the board of the Indian School of Business, the Economic Development Board (EDB) of Singapore, and The Human Capital Leadership Institute in Singapore.

The following table sets forth information concerning the executive committee, as of March 2014. The executive committee was effective from January 1, 2014.

Name	Position
Sir Michael Barber	Chief Education Adviser
Tim Bozik	President, Higher Education
Rod Bristow	President, Core Markets
Albert Hitchcock	Chief Information Officer
Phil Hoffman	Chief Corporate Finance & Strategic Development Officer
Kate James	Chief Corporate Affairs Officer
Don Kilburn	President, North America
Douglas Kubach	President, School
Tamara Minick-Scokalo	President, Growth Markets
John Ridding	President, Professional & MD, FT Group
Luke Swanson	Chief Transformation Officer
Melinda Wolfe	Chief Human Resources Officer

Sir Michael Barber

Sir Michael is Chief Education Advisor at Pearson and is a leading authority on education systems and reform. He leads Pearson’s worldwide programme of research into education policy and efficacy, advising on and supporting the development of products and services that deliver efficacy and build on research findings. He leads Pearson’s strategy for developing innovative educational models for low-income families in the developing world. Sir Michael is a Distinguished Visiting Fellow at Harvard and holds an honorary doctorate from the University of Exeter. His publications include Oceans of Innovation and An Avalanche is Coming.

Tim Bozik

Tim is President, Higher Education and has extensive knowledge of all aspects of higher education as well experience in moving Pearson towards being a more digital, data and services-led business. Tim joined Pearson in 1983 as a sales representative and has since held several leadership roles in product development and general management, including his most recent post as chief executive of U.S. higher education. His work has included a focus on the role of technology, data and analytics to improve access, achievement and affordability.

Rod Bristow

Rod is President, Core Markets and has wide-ranging expertise in K-12 schools, higher and professional education, assessment, qualifications, and learning technology having been involved in education throughout his entire career. He was previously the President of Pearson UK. Rod is a Fellow of the Royal Society of Arts, a former President of the Publishers Association, a trustee of the Education and Employers Taskforce and a member of the President’s Committee of the Confederation of British Industry.

Albert Hitchcock

Albert joined Pearson in March 2014 as Chief Information Officer. He leads the IT organization across Pearson globally and has overall responsibility for implementing the group’s technology strategy to enable competitive advantage. He previously held the position of Group Chief Information Officer at Vodafone and prior to this was Global CIO at Nortel. Albert is a Fellow of the Institute of Engineering and Technology and a Chartered Engineer.

Phil Hoffman

Phil is Chief Corporate Finance & Strategic Development Officer and heads the Corporate Finance and Legal teams. He is also Company Secretary of Pearson plc. Phil has held various senior positions in his 26 years with the group including Chairman and CEO of Learning Network, President of Pearson Inc., CFO of Pearson North America and CFO and COO of Penguin Group. Phil is a director and chairman of the audit committee of Penguin Random House, eScrip, Pearson Foundation, GED Testing Service and ACT Aspire.

Kate James

Kate joined Pearson in January 2014 as Chief Corporate Affairs Officer. She has a background in international government relations, corporate communications, brand management and sustainability. Prior to joining Pearson, Kate was Chief Communications Officer at the Bill & Melinda Gates Foundation.

Don Kilburn

Don is President, North America and has broad product-service experience in Higher Ed and K-12. He is responsible for accelerating shift-to-services and digital and transforming North American business by putting learner outcomes at the center of Pearson. Previously, he was vice chairman of Pearson Higher Education North America and chief executive of Pearson Learning Solutions. Don joined Pearson in 1998 and has extensive general-manager experience in a variety of companies including Viacom and Xerox.

Douglas Kubach

Doug is President, School and has expert knowledge of K-12 instructional resources, learning assessment, state and national testing, teacher licensure testing, clinical and talent assessment and early childhood programs. Doug joined Pearson’s education business in 2000 as senior vice president strategy and chief technology officer for Pearson Education, and became head of Pearson’s US assessment business in 2004. Doug is a board member of ACT and a board observer on Metametrics.

Tamara Minick-Scokalo

Tamara is President, Growth Markets and has responsibility for developing Pearson’s business in growth markets globally. Tamara joined Pearson in March 2012 as President, Europe, Middle East & Africa bringing a wealth of experience in marketing, strategy development, change management and operational management from her 25 + years in fast-moving consumer goods companies.

John Ridding

John is President, Professional & MD, FT Group. He started his Pearson career in the FT’s editorial department, working through a series of editing and international reporting roles before becoming Managing Editor and Deputy Editor. John set up the FT’s operation in Asia and launched FTChinese.com, the Chinese language edition of the FT. He was appointed President of Pearson Asia in 2003 and CEO of the FT in 2006. Since then he has led the transformation strategy and digital development of the FT. John is a board member of Room to Read, the US-based charity focused on driving literacy, especially for girls, in developing countries.

Luke Swanson

Luke is Chief Transformation Officer and is responsible for developing and implementing Pearson’s global education strategy and organization design. Prior to this, Luke worked as Director of Communications, a role he held since 2003. His background includes corporate communications, branding, relations with investors, governments and the media, public policy, corporate responsibility. Luke is a nominee director of the Economist Group.

Melinda Wolfe

Melinda is Chief Human Resources Officer, having joined Pearson in September 2013. Her extensive human resources expertise includes business alignment, talent management, succession planning, diversity, leadership, change management, culture, employee engagement, team building, health and wellness, non-profit leadership. Melinda previously worked in Human Resources at Bloomberg LP and served as an adjunct professor at Columbia University’s School of International and Public Affairs, on Mayor Bloomberg’s Commission on Women as well as Planned Parenthood of NTC, the National Council for Research on Women, Auburn Seminary, the Dalton School and the advisory boards of Barnard, Duke University and Washington University.

Compensation of senior management

It is the role of the remuneration committee (the committee) to approve the remuneration and benefits packages of the executive directors and other members of the Pearson Executive. The committee also takes note of the remuneration for those executives with base pay over a certain level, representing approximately the top 50 executives of the company.

Remuneration policy

Our starting point continues to be that total remuneration should reward both short and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional performance.

Total remuneration is made up of fixed and performance-linked elements, with each element supporting different objectives. Base salary helps to recruit, reward and retain people and reflects competitive market level, role, skills, experience and individual contribution. Allowances and benefits help to recruit and retain people and reflect the local competitive market. Retirement benefits help to recruit and retain people and recognize their long-term commitment to the company. Annual incentives motivate the achievement of annual strategic goals and personal objectives, provide focus on key financial metrics and reward individual contribution to the success of the company. Long-term incentives help to recruit, reward and retain people, drive long-term earnings, share price growth and value creation, align interests of executives and shareholders, encourage long-term shareholding and commitment to the company and link management’s long-term reward and wealth to corporate performance in a flexible way.

For benchmarking purposes, we review remuneration by reference to different comparator groups. We look at survey data from: FTSE 100 companies with significant international exposure, excluding financial services; the FTSE 20-50, excluding financial services; a broad media industry group of US companies; select UK human capital-intensive businesses; and UK and US media convergence companies with a focus on media, information services and technology. These companies are of a range of sizes relative to Pearson, but the method our independent advisers, Towers Watson, use to make comparisons on remuneration takes this variation in size into account. We also look at publicly disclosed and proxy data for global media convergence comparators with a focus on media and technology. We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our remuneration was not competitive.

Consistent with its policy, the committee places considerable emphasis on the performance-linked elements i.e. annual and long-term incentives. The committee will continue to review the mix of fixed and performance-linked remuneration on an annual basis, consistent with its overall philosophy.

Base salary

Base salaries are normally reviewed annually for the following year, taking into account general economic and market conditions, the level of increases made across the company as a whole, particular circumstances such as changes in role, responsibilities or organization, the remuneration of executives in similar positions in comparable companies and individual performance.

Allowances and benefits

Allowances and benefits include inter alia cash allowances and non-cash benefits such as health,welfare and car benefits. Allowances and benefits do not form part of pensionable earnings. The provision and level of allowances and benefits are competitive and appropriate in the context of the market.

Retirement benefits

New employees in the UK are eligible to join the Money Purchase 2003 section of the Pearson Group Pension plan. New employees in the US are eligible to join the 401(k) plan.

Under the Money Purchase 2003 section of the Pearson Group Pension Plan in the UK, normal retirement is age 62 but, subject to company consent, retirement is currently possible from age 55 or earlier in the event of ill-health. During service, the company and the employee make contributions into a pension fund. Company contributions amount to up to 16% of pensionable salary (double the amount of the employee contribution, which is limited according to certain age bands). Account balances are used to provide benefits at retirement. Pensions for a member’s spouse, dependent children and/or nominated financial dependents are payable on death.

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

Depending on when they joined the company, directors may participate in the defined benefit Pearson Inc. Pension Plan in the US or the Final Pay section of the Pearson Group Pension Plan in the UK, both of which are closed to new members.

Under the Final Pay section of the Pearson Group Pension Plan in the UK, normal retirement age is 62, but subject to company consent, retirement is currently possible from age 55 or earlier in the event of ill-health. During service, the employee makes a contribution of 5% of pensionable salary and the pension fund builds up based on final pensionable salary and pensionable service. The accrued pension is reduced on retirement prior to age 60. Pensions for a member’s spouse, dependent children and/or nominated financial dependents are payable on death.

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

Members of the Pearson Group Pension Plan who joined after May 1989 are subject to an upper limit of earnings that can be used for pension purposes, known as the earnings cap. This limit was abolished by the Finance Act 2004. However the Pearson Group Pension Plan has retained its own ‘cap’, which will increase annually in line with the UK Government’s Index of Retail Prices (All Items). The cap was £141,000 effective April 6, 2013.

As a result of the UK Government’s A-Day changes effective from April 2006, UK executive directors and other members of the Pearson Group Pension Plan who are, or become, affected by the lifetime allowance are provided with a cash supplement as an alternative to further accrual of pension benefits on a basis that is broadly cost neutral to the company. Effective from April 6, 2011, the annual allowance (i.e. the maximum amount of pension saving that benefits from tax relief each year) reduced from £255,000 to £50,000. Since April 6, 2012, the lifetime allowance (i.e. the maximum amount of pension and/or lump sum that can benefit from tax relief) has been £1.5m and will reduce to £1.25m on April 6, 2014.

The pension entitlements of each director are as follows:

John Fallon	Member of the Pearson Group Pension Plan. His pension accrual rate is 1/30th of pensionable salary per annum, restricted to the plan earnings cap. Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on his behalf. Since April 2006, he has received a taxable and non-pensionable cash supplement in replacement of the FURBS.

Robin Freestone	Member of the Money Purchase 2003 section of the Pearson Group Pension Plan. Company contributions are 16% of pensionable salary per annum, restricted to the plan earnings cap. Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on his behalf. Since April 2006, he has received a taxable and non-pensionable cash supplement in replacement of the FURBS.

Will Ethridge (stepped down December 31, 2013)	Member of the Pearson Inc. Pension Plan (under which he continues to accrue benefits under the alternative formula because he satisfied criteria of age and service) and the approved 401(k) plan. He also participates in an unfunded, non-qualified Supplemental Executive Retirement Plan (SERP) that provides an annual accrual of 2% of final average earnings, less benefits accrued in the Pearson Inc. Pension Plan and US Social Security. Additional defined contribution benefits are provided through a funded, non-qualified Excess Plan.

Rona Fairhead (stepped down April 30, 2013)	Until leaving the company on 30 April, 2013, Rona Fairhead was a member of the Pearson Group Pension Plan. Her pension accrual rate was 1/30th of pensionable salary per annum, restricted to the plan earnings cap. Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on her behalf. Since April 2006, she received a taxable and non-pensionable cash supplement in replacement of the FURBS.

John Makinson (stepped down July 1, 2013)	Member of the Pearson Group Pension Plan under which his pensionable salary is restricted to the plan earnings cap. The company ceased contributions on 31 December 2001 to his FURBS arrangement and the benefits were withdrawn in 2012, reducing the benefits payable under the UURBS. During 2002 it set up an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for him. The UURBS tops up the pension payable from the Pearson Group Pension Plan and the closed FURBS to target a pension of two-thirds of a revalued base salary on retirement at age 62. The revalued base salary is defined as £450,000 effective at 1 June 2002, increased at 1 January each year by reference to the increase in the UK Government’s Index of Retail Prices (All Items). In the event of his death a pension from the Pearson Group Pension Plan and the UURBS will be paid to his spouse or nominated financial dependent. Early retirement is currently possible from age 55, with company consent.

Annual incentives

The purpose of annual incentives is to motivate the achievement of annual strategic goals and personal objectives, provide a focus on key financial metrics, and reward individual contribution to the success of the company.

Measures and performance targets are set by the committee at the start of the year with payment made after year end following the committee’s assessment of performance relative to targets.

The plans are designed to incentivize and reward underlying performance and actual results are adjusted for the effect of foreign exchange and for portfolio changes (acquisitions and disposals) and other factors that the committee considers relevant in the performance year.

Annual incentive plans are discretionary. The committee reserves the right to adjust payments up or down before they are made if it believes exceptional factors warrant doing so. The committee may in exceptional circumstances make a special award where it is satisfied that the normal operation of the annual incentive does not provide an appropriate incentive or reward to participants.

The committee also reserves the right as a form of malus to adjust payments before they are made if special circumstances exist that warrant this, such as financial misstatement, individual misconduct or reputational damage to the company. The committee also reserves, in the same special circumstances, a right to reclaim or claw back payments or awards that have already been made.

Annual incentives will not exceed 200% of base salary.

For the chief executive, the individual maximum opportunity that will apply for 2014 is 180% of base salary (which is the same as applied for 2013).

For other executive directors and other members of the Pearson Executive, individual incentive opportunities take into account their membership of that committee and the relative contribution of their businesses or roles to the company’s overall goals. The individual maximum opportunity that will apply for 2014 varies by individual but will be no more than 170% of base salary.

For the chief executive, other executive directors and other members of the Pearson Executive, there is normally no pay-out for performance at threshold.

The committee has the discretion to select the performance measures, targets and relative weightings from year to year to ensure continuing alignment with strategy and to ensure targets are sufficiently stretching. The committee establishes a threshold below which no pay-out is achieved and a maximum at or above which the annual incentive pays out in full.

For 2014 and onwards, the funding of annual incentives will normally be related to the performance against targets for Pearson’s adjusted earnings per share (or operating profit), sales, and operating cash flow.

Individual annual incentive pay-outs will also take into account individual performance against personal objectives. Personal objectives are agreed with the chief executive (or, in the case of the chief executive, the chairman) and may be functional, operational, strategic and non-financial and include inter alia objectives relating to environmental, social and governance issues.

Details of performance measures, weightings and targets will be disclosed in the annual remuneration report for the relevant financial year if and to the extent that the committee deems them to be no longer commercially sensitive.

2013 opportunities were as follows:

Name	Pearson plc	Operating company	Personal objectives
John Fallon	90%	—	10%
Robin Freestone	80%	—	20%
Will Ethridge	30%	60% (North America)	10%
John Makinson	30%	60% (Penguin Group)	10%

For Pearson plc, the performance measures were sales, pre- and post-restructuring earnings per share growth, average working capital to sales ratio and operating cash flow. Average working capital to sales and operating cash flow were below threshold. Sales and underlying growth in adjusted earnings per share at constant exchange rates post-restructuring were between threshold and target. Underlying growth in earnings per share at constant exchange rates pre-restructuring were between target and maximum.

For Pearson North America, the performance measures were sales, pre- and post-restructuring operating profit, average working capital to sales ratio and operating cash flow. Operating profit, average working capital to sales and operating cash flow were below threshold. Sales were between threshold and target.

For Penguin Group, the performance measures were sales, operating profit, average working capital to sales ratio and operating cash flow. Sales, operating profit and average working capital to sales were between target and maximum and operating cash flow was above maximum.

Legacy arrangements under annual bonus share matching plan

Up to and including 2013 in respect of annual incentives for 2012, awards were made under the annual bonus share matching plan. This plan encouraged executive directors and other senior managers to acquire and hold Pearson shares and aligned the interests of executives and shareholders. Senior managers across the company were invited to invest up to 50% of their after-tax annual incentive in Pearson shares purchased in the market and hold these shares for three years, in return for the opportunity to earn additional free matching shares and dividend shares, depending on performance against a real growth in earnings per share performance condition. Where matching shares vest, participants also receive additional shares representing the gross value of dividends that would have been paid on the matching shares during the performance period and reinvested. The maximum matching award is equal to the number of shares that could have been acquired with the amount of pre-tax annual bonus invested in Pearson shares (i.e. one matching share for every one invested share, grossed up for tax).

Long-term incentives

The purpose of long-term incentives is to help to recruit, reward and retain, drive long-term earnings, share price growth and value creation, align the interests of executives and shareholders, encourage long-term shareholding and commitment to the company, and link management’s long-term reward and wealth to corporate performance in a flexible way.

Awards of restricted shares are made on an annual basis.

Awards of restricted shares for executive directors and other members of the Pearson Executive vest on a sliding scale based on performance against stretching corporate performance targets measured at the end of the three-year performance period.

For performance-related awards for members of the Pearson Executive, performance will continue to be tested over 3 years and 75% of the vested shares will continue to be released at that point. However, starting with awards made in 2014, there will be a mandatory restriction on participants’ ability to dispose of the 75% of the vested shares (other than to meet personal tax liabilities) for a further 2 years. Furthermore, participants’ rights to the release of the 25% of the vested shares will be subject to continued employment over the same period.

Where shares vest, participants also receive additional shares representing the gross value of dividends that would have been paid on these shares during the performance period and reinvested.

The plan permits awards of restricted shares to be made that are not subject to performance conditions to satisfy reward and retention objectives. However, other than in exceptional circumstances on recruitment, it is the company’s policy not to award restricted shares to executive directors and other members of the Pearson Executive without performance conditions.

The long-term incentive plan also provides for the grant of stock options. Whilst it is not the committee’s intention to grant stock options in 2014 or the foreseeable future, the committee believes that it should retain the flexibility of granting stock options in addition to, or instead of, restricted stock awards in the right circumstances. Any decision by the committee to grant stock options in the future would take account of best practice prevailing at the time. The committee would consult with shareholders before granting stock options to executive directors.

Pearson’s reported financial results for the relevant periods are used to measure performance.

The committee reserves the right to adjust pay-outs up or down before they are released taking into account exceptional factors that distort underlying business performance or if it believes exceptional factors warrant doing so. In making such adjustments, the committee is guided by the principle of aligning shareholder and management interests.

The committee also reserves the right as a form of malus to adjust pay-outs before they are released if exceptional circumstances exist that warrant this, such as financial misstatement, individual misconduct or reputational damage to the company.

The committee also reserves, in the same special circumstances, a right to reclaim or claw back pay-outs or awards that have already been released.

We set the level of individual awards by taking into account:

•	the face value of individual awards at the time of grant, assuming that performance targets are met in full;

•	market practice for comparable companies and market assessments of total remuneration from our independent advisers;

•	individual roles and responsibilities; and

•	company and individual performance.

The committee has the discretion to determine the performance measures, weightings and targets governing an award of restricted shares prior to grant to ensure continuing alignment with strategy and to ensure that targets are sufficiently stretching.

The committee establishes a threshold below which no pay-out is achieved and a maximum at or above which the award pays out in full.

For 2014 and onwards, awards will normally be subject to the achievement of targets for growth in earnings per share, return on invested capital and relative total shareholder return. We will set targets for the 2014 awards that are consistent with the company’s strategic objectives over the period to 2016 and that are no less stretching than in previous years.

All employees (including executive directors) are also eligible to participate in savings-related share acquisition programs in the UK, US and rest of world, which are not subject to any performance conditions.

There are limits on the amount of new-issue equity we can use. In any rolling ten-year period, no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson’s share plans, and no more than 5% of Pearson equity will be issued, or be capable of being issued, under executive or discretionary plans.

Shareholding policy

Executive directors are expected to build up a substantial shareholding in the company in line with the policy of encouraging widespread employee ownership. Shares that count towards these guidelines include any shares held unencumbered by the executive, their spouse and/or dependent children plus any shares vested but held pending release under a restricted share plan. In 2013, the target holding was 200% of salary for the chief executive and 125% of salary for the other executive directors. However, this increases to 300% and 200% respectively from 2014. Details of individual directors’ shareholding are set out at the end of this section.

Service agreements

In accordance with long established policy, all executive directors have service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues indefinitely.

There are no special provisions for notice or compensation in the event of a change of control of Pearson.

It is the company’s policy that the company may terminate the chairman’s and executive directors’ service agreements by giving no more than 12 months’ notice.

As an alternative, for executive directors the company may at its discretion pay in lieu of that notice. Payment-in-lieu of notice may be made in equal monthly installments from the date of termination to the end of any unexpired notice period. In the case of the CEO, payment-in-lieu of notice in installments may also be subject to mitigation and reduced taking into account earnings from alternative employment.

For executive directors, pay in lieu of notice comprises 100% of the annual salary at the date of termination and the annual cost to the company of providing pension and all other benefits. For the chairman, pay in lieu of notice comprises 100% of the annual fees at the date of termination. In limited circumstances, in addition to making a full payment in lieu of notice, the company may permit an executive director to stay employed after the announcement of his or her departure for a limited period to ensure an effective hand-over and/or allow time for a successor to be appointed.

The company may, depending on the circumstances of the termination, determine that it will not pay the director in lieu of notice and may instead terminate a director’s contract in breach and make a damages payment, taking into account as appropriate he director’s ability to mitigate his or her loss.

On cessation of employment, save as otherwise provided for under the rules of Pearson’s discretionary share plans, executive directors’ entitlements to any unvested awards lapse automatically. In the case of injury, disability, ill-health or redundancy (as determined by the committee), where a participant’s employing company ceases to be part of Pearson, or any other reason if the committee so decides in its absolute discretion:

•	awards that are subject to performance conditions will stay in force as if the participant had not ceased employment and shall vest on the original vesting date

•	awards that are not subject to a performance condition will be released on cessation of employment

•

the number of shares that are released shall be prorated for the period of the participant’s service in the restricted period (although the committee may in its absolute discretion waive or vary the prorating)

On cessation of employment, executive directors, having been notified of participation in an annual incentive plan for the relevant financial year, may retain entitlement to a pro rata annual incentive for their period of service in the financial year to their leaving date. Such pay-out will normally be calculated in good faith on the same terms and paid at the same time as for continuing executive directors.

Eligibility for allowances and benefits including retirement benefits normally ceases on retirement or on the termination of employment for any other reason.

Executive directors’ non-executive directorships

Our policy is that executive directors may, by agreement with the board, serve as non-executives of other companies and retain any fees payable for their services.

In 2013, Rona Fairhead served as a non-executive director and received fees of £83,333 from HSBC Holdings plc. Other executive directors served as non-executive directors elsewhere but either waived or did not receive fees.

Chairman’s and non-executive directors’ remuneration

The committee’s policy is that the chairman’s pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies. He is not entitled to any annual or long-term incentive, retirement or other employee benefits.

Fees for non-executive directors are determined by the full board having regard to market practice and within the restrictions contained in Pearson’s Articles of Association. Non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of Pearson) and do not participate in Pearson’s equity-based incentive plans.

The chairman’s fees were last reviewed in 2010 and increased with effect from April 1, 2011 with a commitment to review again in 2014. Fees for the non-executive directors were last increased with effect from July 1, 2010.

The chairman’s and non-executive directors’ fees were reviewed for 2014.

The structure of non-executive directors’ fees is as follows:

	Current	With effect from May 1, 2014
Non-executive director	£65,000	£70,000
Chairmanship of audit committee	£25,000	£27,500
Chairmanship of remuneration committee	£20,000	£22,000
Chairmanship of reputation and responsibility committee	—	£10,000
Membership of audit committee	£10,000	£15,000
Membership of remuneration committee	£5,000	£10,000
Membership of reputation and responsibility committee	—	£5,000
Senior independent director	£20,000	£22,000

Notes:

(1)	The fee paid to the chairman remains unchanged at £500,000.

(2)	A minimum of 25% of the basic fee is paid in Pearson shares that the non-executive directors have committed to retain for the period of their directorships.
(3)	Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Remuneration of senior management

The remuneration received by executive directors in respect of the financial year ending December 31, 2013 was as follows:

	Base Salary/ Fees	Allowances & Benefits(1)	Annual Incentives	Retirement Benefits	Long-term Incentives	Total
	£000	£000	£000	£000	£000	£000
Chairman
Glen Moreno	500	—	—	—	—	500
Executive directors
John Fallon	750	43	463	330	141	1,727
Robin Freestone	545	14	341	163	181	1,244
Will Ethridge (stepped down December 31, 2013)	681	7	227	247	177	1,339
Rona Fairhead (stepped down April 30, 2013)	176	14	—	110	47	347
John Makinson (stepped down July 1, 2013)	274	122	301	298	69	1,064

Senior management as a group	2,926	200	1,332	1,148	615	6,221

Notes:

(1)	John Makinson was entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US and received £105,469 for 2013.
(2)	Benefits include company car, car allowance and UK health care premiums. Allowances and benefits for Will Ethridge include US health benefits. Such benefits are self-insured and the value shown here is the fully insured equivalent. There is no employee tax on this value.
(3)	Life cover and long-term disability insurance not covered by the retirement plans were previously reported as pension-related benefits last year but now appear alongside all other benefits.

Share options for senior management

This table sets forth for each director the number of share options held as of December 31, 2013 as well as the exercise price, rounded to the nearest whole pence/cent, and the range of expiration dates of these options.

Director	Number of Options(2)	Exercise Price	Earliest Exercise Date	Expiry Date
John Fallon	1,930	805.6p	08/01/15	02/01/16

Robin Freestone	990	909.0p	08/01/15	02/01/16

Notes:

(1)	These awards were made under the worldwide save for shares plan.
(2)	No variations to the terms and conditions of share options were made during the year.
(3)	The acquisition of shares under the worldwide save for shares plan is not subject to a performance condition.
(4)	The market price on December 31, 2013 was 1,341p per share and the range during the year was 1,119p to 1,365p.

Share ownership of senior management

The table overleaf shows the number of ordinary shares and conditional shares held by continuing directors and their connected persons as at December 31, 2013.

Ordinary shares include both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals investing part of their own after-tax annual bonus in Pearson shares under the annual bonus share matching plan.

Conditional shares means shares which have vested but remain held subject to continuing employment for a pre-defined holding period.

Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options of Senior Management”. The total number of ordinary shares held by senior management as of December 31, 2013 was 1,330,061.

As at 31 December 2013	Ordinary shares(1)	Conditional Shares
Glen Moreno	150,000	—
John Fallon	262,569	43,639
Robin Freestone	478,507	37,077
Will Ethridge	397,017	43,639
David Arculus	16,301	—
Vivienne Cox	1,351	—
Ken Hydon	17,818	—
Josh Lewis	5,681	—
Linda Lorimer	637	—
Harish Manwani	180	—

Notes:

(1)	Ordinary shares include both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals investing part of their own after-tax annual bonus in Pearson shares under the annual bonus share matching plan.
(2)	The register of directors’ interests (which is open to inspection during normal office hours) contains full details of directors’ shareholdings and options to subscribe for shares. The market price on December 31, 2013 was 1,341p per share and the range during the year was 1,119p to 1,365p.
(3)	Ordinary shares do not include any shares vested but held pending release under a restricted share plan.

Employee share ownership plans

Worldwide save for shares and US employee share purchase plans

In 1998, we introduced a worldwide save for shares plan. Under this plan, our employees around the world have the option to save a portion of their monthly salary over periods of three or five years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the commencement of the employee’s participation in the plan.

The plan now requires renewal. As the underlying UK legislation has not changed materially, Pearson is proposing to extend the life of the existing UK plan by a further ten years, until 2024. In addition, Pearson wishes to renew the directors’ authority to continue to operate equivalent arrangements for non-UK employees. The relevant resolution will be put to shareholders for approval at the AGM. We will take this opportunity to increase the savings limit for the UK HMRC-approved part of the plan (which forms the basis of the plan in the rest of the world outside the US) from £250 to £500 per month.

In the United States, this plan operates as a stock purchase plan under Section 423 of the US Internal Revenue Code of 1986. This plan was introduced in 2000 following Pearson’s listing on the New York Stock Exchange. Under it, participants save a portion of their monthly salary over six month periods, at the end of which they have the option to purchase ADRs with their accumulated funds at a purchase price equal to 85% of the lower of the market price prevailing at the beginning or end of the period. The maximum employee contribution under the plan is $1,000 per month.

Board practices

Our board currently comprises the chairman, two executive directors and six non-executive directors. Our articles of association provide that at every annual general meeting, one-third of the board of directors, or the number nearest to one-third, shall retire from office. The directors to retire each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election. If at any annual general meeting, the place of a retiring director is not filled, the retiring director, if willing, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that director has been put to the meeting and lost. Our articles of association also provide that every director be subject to re-appointment by shareholders at the next annual general meeting following their appointment.

However in accordance with the UK Corporate Governance Code, the board has resolved that all directors should offer themselves for re-election on an annual basis at the company’s annual general meeting. Accordingly, all of the directors will offer themselves for re-election, (or re-appointment in the case of directors who were appointed since the last meeting), at the forthcoming annual general meeting on April 25, 2014.

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

Audit committee

This committee provides the board with a vehicle to appraise our financial management and reporting and to assess the integrity of our accounting procedures and financial controls. Ken Hydon chairs this committee and its other members are David Arculus, Linda Lorimer and Vivienne Cox. Ken Hydon is also the designated audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission. Our internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee.

Remuneration committee

This committee meets regularly to decide the remuneration and benefits of the executive directors and the executive committee. The committee also recommends the chairman’s remuneration to the board of directors for its decision and reviews management development and succession plans. David Arculus chairs this committee and its other members are Glen Moreno, Josh Lewis, Ken Hydon and Vivienne Cox.

Nomination committee

This committee meets from time to time as necessary to consider the appointment of new directors. The committee is chaired by Glen Moreno and comprises John Fallon and all of the non-executive directors.

Employees

The average number of persons employed by us in continuing operations during each of the three fiscal years ended 2013 were as follows:

•	42,115 in fiscal 2013,

•	42,135 in fiscal 2012, and

•	37,254 in fiscal 2011.

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

The table set forth below shows for 2013, 2012 and 2011 the average number of persons employed in each of our operating divisions.

Average number employed	2013	2012	2011
North American Education	19,670	18,552	16,133
International Education	16,113	16,751	13,646
Professional	3,357	3,706	4,561
FT Group	2,216	2,243	2,055
Other	759	883	859

Continuing operations	42,115	42,135	37,254

The average number employed in discontinued operations was 3,592 in 2013, 5,387 in 2012, and 4,267 in 2011.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As at February 28, 2014, the company had been notified under the Financial Conduct Authority’s Disclosure and Transparency Rules of the following significant voting rights in its shares:

Name of shareholder	Number of ordinary shares held	% of outstanding ordinary shares represented by number of shares held
Harbor International Fund	24,598,034	3.01%
Libyan Investment Authority	24,431,000	3.01%

On February 28, 2014, record holders with registered addresses in the United States held 51,261,694 ADRs, which represented 6.26% of our outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of beneficial owners in the United States.

Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2013 are shown in note 12 in “Item 18. Financial Statements.” Dividends receivable from joint ventures and associates are set out in note 12 in “Item 18. Financial Statements”. There were no other related party transactions in 2013.

ITEM 8.	FINANCIAL INFORMATION

The financial statements filed as part of this Annual Report are included on pages F-1 through F-71 hereof.

Other than those events described in note 38 in “Item 18. Financial Statements” of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to our financial condition or results of operations since December 31, 2013. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

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

The ADSs trade on the New York Stock Exchange under the symbol “PSO”.

The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

•	on an annual basis for our five most recent fiscal years,

•	on a quarterly basis for our most recent quarter and two most recent fiscal years, and

•	on a monthly basis for the six most recent months.

	Ordinary shares		Average daily trading volume
Reference period	High	Low
	(In pence)		(Ordinary shares)
Five most recent fiscal years
2013	1365	1119	2,065,900
2012	1294	1111	2,174,000
2011	1222	983	2,012,900
2010	1051	855	2,424,600
2009	893	578	4,030,500

Most recent quarter and two most recent fiscal years
2013 Fourth quarter	1365	1225	1,663,400
Third quarter	1350	1162	1,816,400
Second quarter	1265	1119	2,254,100
First quarter	1238	1145	2,554,800
2012 Fourth quarter	1255	1168	1,942,100
Third quarter	1294	1162	2,085,800
Second quarter	1266	1111	2,325,300
First quarter	1255	1155	2,393,700

Most recent six months
February 2014
January 2014	1341	1104	2,419,800
December 2013	1350	1271	1,266,400
November 2013	1352	1292	1,802,100
October 2013	1365	1225	1,911,700
September 2013	1301	1253	1,688,900

ITEM 10.	ADDITIONAL INFORMATION

Articles of association

We summarize below the material provisions of our articles of association, as amended, which have been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2013. The summary below is qualified entirely by reference to the Articles of Association. We have multiple business objectives and purposes and are authorized to do such things as the board may consider fit to further our interests or incidental or conducive to the attainment of our objectives and purposes.

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

•

any proposal relating to another company in which he and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in sections 820 to 825 of the Companies Act 2006) representing one per cent or more of either any class of the equity share capital, or the voting rights, in such company;

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

Share Certificates

Every person whose name is entered as a member in the Company’s Register of Members shall be entitled to one certificate in respect of each class of shares held. (The law regarding this does not apply to stock exchange nominees). Subject to the terms of issue of the shares, certificates are issued following allotment or receipt of the form of transfer bearing the appropriate stamp duty by our registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, telephone number +44 121-415-7062.

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

Material contracts

Pearson has not entered into any contracts outside the ordinary course of business during the two year period immediately preceding the date of this annual report. The Indenture entered into in 2012 with respect to $500.0 million aggregate principal amount of 3.75% guaranteed notes due 2022 and the Indenture entered into in 2013 with respect to $500.0 million aggregate principal amount of 3.250% guaranteed notes due 2023, in each case, issued by a subsidiary and guaranteed by Pearson, are filed as Exhibits 2.8 and 2.9 of this report, respectively.

Executive employment contracts

We have entered into agreements with each of our executive directors pursuant to which such executive director is employed by us. These agreements describe the duties of such executive director and the compensation to be paid by us. See “Item 6. Directors, Senior Management and Employees — Compensation of Senior Management”.

It is the company’s policy that the company may terminate the executive directors’ service agreements by giving no more than 12 months’ notice. As an alternative, the company may at its discretion pay in lieu of that notice. Payment-in-lieu of notice may be made in equal monthly installments from the date of termination to the end of any unexpired notice period. In the case of the CEO, payment-in-lieu of notice in installments may also be subject to mitigation and reduced taking into account earnings from alternative employment. For executive directors, pay in lieu of notice comprises 100% of the annual salary at the date of termination and the annual cost to the company of providing pension and all other benefits. In limited circumstances, in addition to making a full payment in lieu of notice, the company may permit an executive director to stay employed after the announcement of his or her departure for a limited period to ensure an effective hand-over and/or allow time for a successor to be appointed. The company may, depending on the circumstances of the termination, determine that it will not pay the director in lieu of notice and may instead terminate a director’s contract in breach and make a damages payment, taking into account as appropriate he director’s ability to mitigate his or her loss.

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

In addition, the following discussion assumes that The Bank of New York Mellon will perform its obligations as depositary in accordance with the terms of the depositary agreement and any related agreements.

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

In the case of distributions in pounds, the amount of the distributions generally will equal the US dollar value of the pounds distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the US holder in the case of shares or by The Bank of New York Mellon in the case of ADSs, regardless of whether the US holder reports income on a cash basis or an accrual basis. The US holder will realize separate foreign currency gain or loss only to the extent that this gain or loss arises on the actual disposition of pounds received. For US holders claiming tax credits on a cash basis, taxes withheld from the distribution are translated into US dollars at the spot rate on the date of the distribution; for US holders claiming tax credits on an accrual basis, taxes withheld from the distribution are translated into US dollars at the average rate for the taxable year.

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

UK taxation of capital gains

A US holder that is not resident in the UK for UK tax purposes and who does not carry on a trade, profession or vocation in the UK through a branch or agency (or in the case of a company a permanent establishment) to which the ordinary shares or ADSs are attributable will not generally be liable for UK taxation on capital gains or eligible for relief for allowable losses, realized on the sale or other disposal of the ordinary shares or ADSs.

A US holder who is an individual and who has ceased to be resident for tax purposes in the UK or who falls to be regarded as resident outside the UK for the purposes of any double tax treaty (“Treaty Non-resident”) and continues to not be resident in the UK, or continues to be Treaty Non-resident, for a period of five years or less (or, for departures before 6 April 2013, ceases to be resident or ordinarily resident or becomes Treaty Non-resident for a period of less than five tax years) and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though he is not resident in the UK, or is Treaty Non-resident, at the time of the disposal.

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

Estate and gift tax

The current Estate and Gift Tax Convention, or the Convention, between the US and the UK generally relieves from UK Inheritance Tax (the equivalent of US Estate and Gift Tax) the transfer of ordinary shares or of ADSs where the transferor is domiciled in the US for the purposes of the Convention. This relief will not apply if the ordinary shares or ADSs are part of the business property of an individual’s permanent establishment in the UK or pertain to the fixed base in the UK of a person providing independent personal services. If no relief is given under the Convention, inheritance tax may be charged on death and also on the amount by which the value of an individual’s estate is reduced as a result of any transfer made by way of gift or other gratuitous or undervalue transfer , in general within seven years of death, and in certain other circumstances. In the unusual case where ordinary shares or ADSs are subject to both UK Inheritance Tax and US Estate or Gift Tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Convention.

Stamp duty

No stamp duty or stamp duty reserve tax (SDRT) will generally be payable in the UK on the purchase or transfer of an ADS, provided that the ADS, and any separate instrument or written agreement of transfer, remain at all times outside the UK and that the instrument or written agreement of transfer is not executed in the UK. Subject to the following paragraph, UK legislation does however provide for SDRT or (in the case of transfers) stamp duty to be chargeable at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares (rounded up to the next multiple of £5 in the case of stamp duty), where ordinary shares are issued or transferred to a person whose business is or includes issuing depositary receipts, or to a nominee or agent for such a person, or issued or transferred to a person whose business is or includes the provision of clearance services or to a nominee or agent for such a person.

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

Documents on display

Copies of our Memorandum and Articles of Association and filed as exhibits to this Annual Report and certain other documents referred to in this Annual Report are available for inspection at our registered office at 80 Strand, London WC2R 0RL (c/o the Company Secretary), or, in the US, at the registered office of Pearson Inc. at 330 Hudson Street, New York, New York, during usual business hours upon reasonable prior request.

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

We have formulated policies for hedging exposures to interest rate and foreign exchange risk, and have used derivatives to ensure compliance with these policies. Although a proportion of our derivative contracts were transacted without regard to existing IFRS requirements on hedge accounting, during 2013 and 2012 we qualified for hedge accounting under IFRS on a number of our key derivative contracts.

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

At December 31, 2013 the Group’s net borrowings/(cash) in our main currencies (taking into account the effect of cross currency rate swaps) were: US dollar £1,631m, sterling £202m, and South African rand £(21)m.

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

In 2013 and 2012 the Group met the prescribed designation requirements and hedge effectiveness tests under IFRS for some of its derivative contracts. As a result, the movements in the fair value of the effective portion of fair value hedges and net investment hedges have been offset in earnings and reserves respectively by the corresponding movement in the fair value of the underlying hedged item.

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

Fees incurred in past annual period and fees to be paid in the future

The Company received payments from the depositary with respect to 2013 of $400,000 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing the annual and interim financial of reports, printing and distributing dividend cheques, electronic filing of U.S. Federal tax information, mailing required the forms, stationary, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees. In addition, the Company received a payment from the depositary of $80,649 as reimbursement of the 2013 continuing annual stock exchange listing fees.

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

Disclosure controls and procedures

An evaluation of the effectiveness our disclosure controls and procedures as of December 31, 2013 was carried out by management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective as at December 31, 2013 at a reasonable assurance level. A controls system, no matter how well designed and operated, cannot provide absolute assurance to achieve its objectives.

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’ board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2013 based on the framework in Internal Control – Integrated framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as a December 31, 2013 based on criteria in Internal Control – Integrated Framework (1992) issued by the COSO.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, as stated in their report which appears on page F-2.

Change in internal control over financial reporting

During the period covered by this Annual Report on Form 20-F, the Company has made no changes to its internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

•

For tax advisory services we use the most appropriate advisor, usually after a tender process. Where we decide to use our independent auditor, authority, up to £100,000 per project subject to a cumulative limit of £500,000 per annum, has been delegated by the audit committee to management.

Services provided by PwC above these limits and all other allowable non-audit services, such as due diligence, irrespective of value, must be approved by the audit committee. Where appropriate, services will be tendered prior to awarding this work to the auditor.

The following table sets forth remuneration paid to PwC for 2012 and 2013:

Auditors’ Remuneration	2013	2012
	£m	£m
Audit fees	6	6
Tax fees	4	2
All other fees	1	1

Audit fees include £35,000 (2012: £35,000) of audit fees relating to the audit of the parent company.

Fees for the audit of the effectiveness of the Group’s internal control over financial reporting are allocated to audit fees paid.

Tax services include services related to tax compliance and advisory services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Period	Total number of shares purchased	Average price paid per share	Total number of units purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
February 1, 2013 – February 28, 2013	1,000,000	£11.64	N/A	N/A
April 1, 2013 – April 30, 2013	1,000,000	£11.53	N/A	N/A
June 1, 2013 – June 30, 2013	1,972,725	£11.61	N/A	N/A
September 1, 2013 – September 30, 2013	139,192	£12.57	N/A	N/A

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are included on pages F-1 through F-71 hereof.

ITEM 19.	EXHIBITS

1.1	Articles of Association of Pearson plc.

2.1	Indenture dated June 23, 2003 between Pearson plc and The Bank of New York, as trustee *

2.2	Indenture dated May 25, 2004 among Pearson Dollar Finance plc, as Issuer, Pearson plc, Guarantor, and the Bank of New York, as trustee, Paying Agent and Calculation Agent. #

2.3	Indenture dated June 21, 2001 between Pearson plc and The Bank of New York, as trustee.†

2.4	Indenture dated March 26, 2009 among Pearson Funding One plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C., as trustee. ¥

2.5	Indenture dated May 6, 2008 among Pearson Dollar Finance Two plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York, as trustee, Paying Agent and Calculation Agent. ¥

2.6	Indenture dated October 27, 1999 between Pearson plc, as the Issuer and The Law Debenture Trust Corporation P.L.C., as trustee. ¥

2.7	Indenture dated May 17, 2010 between Pearson Funding Two plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. l

2.8	Indenture dated May 8, 2012 between Pearson Funding Four plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. f

2.9	Indenture dated May 8, 2013 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent.

8.1	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15	Consent of PricewaterhouseCoopers LLP.

*	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2003 and filed May 7, 2004.
#	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2004 and filed June 27, 2005.
†	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2001 and filed June 10, 2002.
¥	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2009 and filed March 31, 2010.
l	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2010 and filed March 25, 2011.
f	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2012 and filed March 22, 2013.

FINANCIAL STATEMENTS: CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pearson plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements present fairly, in all material respects, the financial position of Pearson plc and its subsidiaries (the “Group”) at December 31, 2013 and December 31, 2012 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in “Internal Control — Integrated Framework” (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in note 1 to the financial statements, the Group has changed its method of accounting for employee benefits in each of the three years in the period ended December 31, 2013 due to the adoption of IAS 19 ‘Employee Benefits (2011)’.

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

/s/PricewaterhouseCoopers LLP

London

United Kingdom

March 27, 2014

Consolidated income statement

Year ended 31 December 2013

All figures in £ millions	Notes	2013	2012 Restated	2011 Restated
Sales	2	5,069	4,959	4,728
Cost of goods sold	4	(2,312)	(2,187)	(2,039)

Gross profit		2,757	2,772	2,689
Operating expenses	4	(2,353)	(2,181)	(2,035)
Profit on sale of associate		—	—	412
Loss on closure of subsidiary		—	(113)	—
Share of results of joint ventures and associates	12	54	9	33

Operating profit	2	458	487	1,099
Finance costs	6	(111)	(115)	(103)
Finance income	6	35	19	22

Profit before tax		382	391	1,018
Income tax	7	(87)	(138)	(154)

Profit for the year from continuing operations		295	253	864
Profit for the year from discontinued operations	3	244	61	81

Profit for the year		539	314	945

Attributable to:
Equity holders of the company		538	311	946
Non-controlling interest		1	3	(1)

Earnings per share for profit from continuing and discontinued operations attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	66.6p	38.7p	118.2p
– diluted	8	66.5p	38.6p	118.0p

Earnings per share for profit from continuing operations attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	36.4p	31.1p	108.1p
– diluted	8	36.3p	31.0p	107.9p

Consolidated statement of comprehensive income

Year ended 31 December 2013

All figures in £ millions	Notes	2013	2012 Restated	2011 Restated
Profit for the year		539	314	945
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group		(206)	(238)	(44)
Net exchange differences on translation of foreign operations – associates		(11)	—	—
Currency translation adjustment disposed – Group		(18)	—	—
Attributable tax	7	6	1	(4)
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	25	79	(100)	(42)
Remeasurement of retirement benefit obligations – associates		—	(3)	(8)
Attributable tax	7	(23)	50	4

Other comprehensive expense for the year		(173)	(290)	(94)

Total comprehensive income for the year		366	24	851

Attributable to:
Equity holders of the company		369	23	858
Non-controlling interest		(3)	1	(7)

Consolidated balance sheet

As at 31 December 2013

All figures in £ millions	Notes	2013	2012
Assets
Non-current assets
Property, plant and equipment	10	342	327
Intangible assets	11	5,801	6,218
Investments in joint ventures and associates	12	1,092	15
Deferred income tax assets	13	250	229
Financial assets – Derivative financial instruments	16	111	174
Retirement benefit assets	25	86	—
Other financial assets	15	94	31
Trade and other receivables	22	70	79

		7,846	7,073
Current assets
Intangible assets – Pre-publication	20	717	666
Inventories	21	224	261
Trade and other receivables	22	1,173	1,104
Financial assets – Derivative financial instruments	16	13	4
Financial assets – Marketable securities	14	6	6
Cash and cash equivalents (excluding overdrafts)	17	729	1,062

		2,862	3,103

Assets classified as held for sale	32	223	1,172

Total assets		10,931	11,348

Liabilities
Non-current liabilities
Financial liabilities – Borrowings	18	(1,693)	(2,010)
Financial liabilities – Derivative financial instruments	16	(48)	—
Deferred income tax liabilities	13	(612)	(601)
Retirement benefit obligations	25	(142)	(172)
Provisions for other liabilities and charges	23	(77)	(110)
Other liabilities	24	(257)	(282)

		(2,829)	(3,175)
Current liabilities
Trade and other liabilities	24	(1,505)	(1,556)
Financial liabilities – Borrowings	18	(533)	(262)
Current income tax liabilities		(164)	(291)
Provisions for other liabilities and charges	23	(112)	(38)

		(2,314)	(2,147)

Liabilities directly associated with assets classified as held for sale	32	(82)	(316)

Total liabilities		(5,225)	(5,638)

Net assets		5,706	5,710

Equity
Share capital	27	205	204
Share premium	27	2,568	2,555
Treasury shares	28	(98)	(103)
Translation reserve		(103)	128
Retained earnings		3,128	2,902

Total equity attributable to equity holders of the company		5,700	5,686
Non-controlling interest		6	24

Total equity		5,706	5,710

These financial statements have been approved for issue by the board of directors on 10 March 2014 and signed on its behalf by

Robin Freestone Chief financial officer

Consolidated statement of changes in equity

Year ended 31 December 2013

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2013	204	2,555	(103)	128	2,902	5,686	24	5,710
Profit for the year	—	—	—	—	538	538	1	539
Other comprehensive expense	—	—	—	(231)	62	(169)	(4)	(173)
Equity-settled transactions	—	—	—	—	37	37	—	37
Tax on equity-settled transactions	—	—	—	—	—	—	—	—
Issue of ordinary shares under share option schemes	1	13	—	—	—	14	—	14
Purchase of treasury shares	—	—	(47)	—	—	(47)	—	(47)
Release of treasury shares	—	—	52	—	(52)	—	—	—
Put options over non-controlling interest	—	—	—	—	—	—	—	—
Changes in non-controlling interest	—	—	—	—	13	13	(15)	(2)
Dividends	—	—	—	—	(372)	(372)	—	(372)

At 31 December 2013	205	2,568	(98)	(103)	3,128	5,700	6	5,706

	Equity attributable to equity holders of the company							Restated
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2012	204	2,544	(149)	364	2,980	5,943	19	5,962
Profit for the year	—	—	—	—	311	311	3	314
Other comprehensive expense	—	—	—	(236)	(52)	(288)	(2)	(290)
Equity-settled transactions	—	—	—	—	32	32	—	32
Tax on equity-settled transactions	—	—	—	—	(6)	(6)	—	(6)
Issue of ordinary shares under share option schemes	—	11	—	—	—	11	—	11
Purchase of treasury shares	—	—	—	—	—	—	—	—
Release of treasury shares	—	—	46	—	(46)	—	—	—
Put options over non-controlling interest	—	—	—	—	39	39	—	39
Changes in non-controlling interest	—	—	—	—	(10)	(10)	6	(4)
Dividends	—	—	—	—	(346)	(346)	(2)	(348)

At 31 December 2012	204	2,555	(103)	128	2,902	5,686	24	5,710

	Equity attributable to equity holders of the company							Restated
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2011	203	2,524	(137)	402	2,546	5,538	67	5,605
Profit for the year	—	—	—	—	946	946	(1)	945
Other comprehensive expense	—	—	—	(38)	(50)	(88)	(6)	(94)
Equity-settled transactions	—	—	—	—	40	40	—	40
Tax on equity-settled transactions	—	—	—	—	3	3	—	3
Issue of ordinary shares under share option schemes	1	20	—	—	—	21	—	21
Purchase of treasury shares	—	—	(60)	—	—	(60)	—	(60)
Release of treasury shares	—	—	48	—	(48)	—	—	—
Put options over non-controlling interest	—	—	—	—	(63)	(63)	—	(63)
Changes in non-controlling interest	—	—	—	—	(76)	(76)	(40)	(116)
Dividends	—	—	—	—	(318)	(318)	(1)	(319)

At 31 December 2011	204	2,544	(149)	364	2,980	5,943	19	5,962

The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments.

Consolidated cash flow statement

Year ended 31 December 2013

All figures in £ millions	Notes	2013	2012	2011
Cash flows from operating activities
Net cash generated from operations	34	684	916	1,093
Interest paid		(82)	(75)	(70)
Tax paid		(246)	(65)	(151)

Net cash generated from operating activities		356	776	872
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	30	(48)	(716)	(779)
Acquisition of joint ventures and associates		(10)	(39)	(9)
Purchase of investments		(64)	(10)	(12)
Purchase of property, plant and equipment		(118)	(78)	(67)
Purchase of intangible assets		(64)	(73)	(77)
Disposal of subsidiaries, net of cash disposed	31	(132)	(11)	(6)
Proceeds from sale of associates		2	—	428
Proceeds from sale of investments		2	—	75
Proceeds from sale of property, plant and equipment	34	28	1	9
Proceeds from sale of intangible assets		2	3	3
Proceeds from sale of liquid resources		13	23	—
Investment in liquid resources		(14)	(19)	—
Interest received		9	9	10
Dividends received from joint ventures and associates		64	27	30

Net cash used in investing activities		(330)	(883)	(395)
Cash flows from financing activities
Proceeds from issue of ordinary shares	27	14	11	21
Purchase of treasury shares	28	(47)	—	(60)
Proceeds from borrowings		319	327	—
Proceeds from the sale of liquid resources		—	—	2
Loans to related parties		(44)	—	—
Loans advanced		(5)	—	—
Liquid resources acquired		—	(1)	—
Repayment of borrowings		(225)	—	(318)
Finance lease principal payments		(8)	(8)	(8)
Dividends paid to company’s shareholders	9	(372)	(346)	(318)
Dividends paid to non-controlling interest		—	(2)	(1)
Transactions with non-controlling interest	33	(76)	(4)	(108)

Net cash used in financing activities		(444)	(23)	(790)
Effects of exchange rate changes on cash and cash equivalents		21	(24)	(60)

Net decrease in cash and cash equivalents		(397)	(154)	(373)
Cash and cash equivalents at beginning of year		1,137	1,291	1,664

Cash and cash equivalents at end of year	17	740	1,137	1,291

The consolidated cash flow statement includes discontinued operations (see note 3).

Notes to the consolidated financial statements

General information

Pearson plc (the company) its subsidiaries and associates (together the Group) are international media businesses covering education, business information and consumer publishing.

The company is a public limited company incorporated and domiciled in England. The address of its registered office is 80 Strand, London WC2R 0RL.

The company has its primary listing on the London Stock Exchange and is also listed on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the board of directors on 10 March 2014.

1. Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a. Basis of preparation

These consolidated financial statements have been prepared on the going concern basis and in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee interpretations as adopted by the European Union (EU) and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. In respect of the accounting standards applicable to the Group there is no difference between EU-adopted and IASB-adopted IFRS.

These consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) to fair value through profit or loss.

1. Interpretations and amendments to published standards effective 2013

•	The following amendments and interpretations were adopted in 2013:

•

Amendments to IAS 19 ‘Employee Benefits (2011)’, effective for annual reporting periods beginning on or after 1 January 2013. The amendments include the elimination of the corridor approach, changes to the calculation of the net interest and service cost components and changes to disclosure. The 2012 results have been restated for IAS 19 (2011) with the results as follows:

Operating profit reduced by £4m.

Net finance costs increased by £15m.

Income tax charge reduced by £4m.

The remeasurement of retirement benefit obligations charge in the statement of other comprehensive income reduced by £15m.

The 2011 results have been restated for IAS 19 (2011) with the results as follows:

Operating profit reduced by £4m

Net finance costs increased by £10m

Income tax charge reduced by £3m

The remeasurement of retirement benefit obligations charge in the statement of other comprehensive income reduced by £11m

If the results for 2013 had been prepared under IAS 19 (rev 2008) the service cost would have been £4m lower and the net interest income would have been £28m higher.

Notes to the consolidated financial statements continued

1. Accounting policies continued

a. Basis of preparation continued

•

Amendments to IAS 1 ‘Presentation of Financial Statements’ – Presentation of Items and Other Comprehensive Income, effective for annual reporting periods beginning on or after 1 July 2012. The amendments require the grouping of items in other comprehensive income into those that may be reclassified to the income statement in subsequent periods, and those that will not. The statement of other comprehensive income has been updated to present this information.

•

The IASB issued a ‘package of five’ new and amended standards together. IFRS 10 ‘Consolidated Financial Statements’, IFRS 11 ‘Joint Arrangements’ and IFRS 12 ‘Disclosures of Involvement with Other Entities’ have been issued. IAS 27 ‘Separate Financial Statements’ (Revised 2011) has been amended following the issuance of IFRS 10 and retains the guidance for separate financial statements. IAS 28 ‘Investments in Associates and Joint Ventures’ (Revised 2011) has been amended following the issuance of IFRS 10 and IFRS 11. All three new standards and two amended standards are not mandatory for the Group until 1 January 2014. However, the Group has early adopted these standards and amendments as of 1 January 2013.

•

IFRS 13 ‘Fair Value Measurement’, effective for annual reporting periods beginning on or after 1 January 2013. The standard defines fair value, provides guidance on its determination, and introduces disclosure requirements on fair value measurements.

•	Amendments to IFRS 7, ‘Financial Instruments – Disclosures’ regarding asset and liability offsetting.

Amendments to IAS 36, ‘Impairment of assets’, on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13. The amendment is not mandatory for the Group until 1 January 2014. However, the Group has early adopted the amendments as of 1 January 2013.

With the exception of IAS 19 ‘Employee Benefits (2011)’, the adoption of these new pronouncements from 1 January 2013, does not have a material impact on the consolidated financial statements. Disclosure requirements have been updated as required.

2. Standards, interpretations and amendments to published standards that are not yet effective

The Group has not early adopted the following new pronouncements that are not yet effective:

•

IFRS 9 ‘Financial Instruments’, effective for annual reporting periods beginning on or after 1 January 2018. The new standard details the requirements for the classification, measurement and recognition of financial assets and liabilities. The Group is yet to assess the full impact of IFRS 9, and will do so once the remaining sections of the standard are completed.

•	IFRIC 21, ‘Levies’ details the accounting for an obligation to pay a levy that is not income tax. As the Group is not currently subjected to significant levies the impact on the Group is not material.

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

Taxation

Employee benefits: Pension obligations

Revenue recognition

Notes to the consolidated financial statements continued

1. Accounting policies continued

b. Consolidation

1. Business combinations The acquisition method of accounting is used to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition related costs are expensed as incurred in the operating expenses line of the income statement.

Identifiable assets and contingent assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. For material acquisitions, the fair value of the acquired intangible assets is determined by an independent valuer. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill.

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

2. Subsidiaries Subsidiaries are entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

3. Transactions with non-controlling interests Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, that is as transactions with the owners in their capacity as owners. Any surplus or deficit arising from disposals to a non-controlling interest is recorded in equity. For purchases from a non-controlling interest, the difference between consideration paid and the relevant share acquired of the carrying value of the subsidiary is recorded in equity.

4. Joint ventures and associates Joint ventures are entities in which the Group holds an interest on a long-term basis and has rights to the net assets through contractually agreed sharing of control. Associates are entities over which the Group has significant influence but not the power to control the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in joint ventures and associates are accounted for by the equity method and are initially recognised at the fair value of consideration transferred.

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

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.57 (2012: $1.59) and the year end rate was $1.66 (2012: $1.63).

d. Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for intended use. Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost less their residual values over their estimated useful lives as follows:

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

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. An impairment loss is recognised to the extent that the carrying value of goodwill exceeds the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. These calculations require the use of estimates and significant management judgement. A description of the key assumptions and sensitivities is included in note 11. Goodwill is allocated to aggregated cash-generating units for the purpose of impairment testing. The allocation is made to those aggregated cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

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

Notes to the consolidated financial statements continued

1. Accounting policies continued

j. Share capital

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

k. Borrowings

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

l. Derivative financial instruments

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

m. Taxation

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

Notes to the consolidated financial statements continued

1. Accounting policies continued

m. Taxation continued

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

n. Employee benefits

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

The determination of the pension cost and defined benefit obligation of the Group’s defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth and longevity.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

The service cost, representing benefits accruing over the year, is included in the income statement as an operating cost. Net interest is calculated by applying the discount rate to the net defined benefit obligation and is presented as finance costs or finance income.

Obligations for contributions to defined contribution pension plans are recognised as an operating expense in the income statement as incurred.

Notes to the consolidated financial statements continued

1. Accounting policies continued

n. Employee benefits continued

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

o. Provisions

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

The provision is based on the present value of future payments for surplus leased properties under non-cancellable operating leases, net of estimated subleasing income.

p. Revenue recognition

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

Revenue from multi-year contractual arrangements, such as contracts to process qualifying tests for individual professions and government departments, is recognised as performance occurs. The assumptions, risks, and uncertainties inherent in long-term contract accounting can affect the amounts and timing of revenue and related expenses reported. Certain of these arrangements, either as a result of a single service spanning more than one reporting period or where the contract requires the provision of a number of services that together constitute a

Notes to the consolidated financial statements continued

1. Accounting policies continued

p. Revenue recognition continued

single project, are treated as long-term contracts with revenue recognised on a percentage of completion basis. Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated total costs of the contract exceed the estimated total revenues that will be generated by the contract.

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

q. Leases

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

r. Dividends

Dividends are recorded in the Group’s financial statements in the period in which they are approved by the company’s shareholders.

s. Assets and liabilities held for sale

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

t. Trade receivables

Trade receivables are stated at fair value after provision for bad and doubtful debts and anticipated future sales returns (see also note 1p).

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

FT Group Publisher of the Financial Times, business magazines and specialist information.

In addition the Group separately discloses the results of the Penguin Random House (PRH) associate. The results of the Penguin segment to 30 June 2013 and the Mergermarket business (previously included as part of the FT Group) are shown as discontinued in 2011, 2012 and 2013.

For more detail on the services and products included in each business segment refer to the strategic report.

		2013
All figures in £ millions	Notes	North American Education	International Education	Professional	FT Group	PRH	Corporate	Discontinued operations	Group
Continuing operations
Sales (external)		2,779	1,539	410	341	—	—	—	5,069
Sales (inter-segment)		3	1	15	—	—	—	—	19

Operating profit		312	55	45	26	20	—	—	458
Finance costs	6								(111)
Finance income	6								35

Profit before tax									382
Income tax	7								(87)

Profit for the year from continuing operations									295

Segment assets		5,544	2,311	609	293	—	859	223	9,839
Joint ventures	12	—	3	—	—	—	—	—	3
Associates	12	1	9	—	8	1,070	1	—	1,089

Total assets		5,545	2,323	609	301	1,070	860	223	10,931

Other segment items
Share of results of joint ventures and associates	12	(1)	(4)	2	26	31	—	—	54
Capital expenditure	10, 11	92	37	23	22	—	—	1	175
Pre-publication investment	20	288	69	7	—	—	—	—	364
Depreciation	10	43	21	8	9	—	—	1	82
Amortisation	11, 20	355	141	22	15	—	—	2	535

Notes to the consolidated financial statements continued

2. Segment information continued

		2012 Restated
All figures in £ millions	Notes	North American Education	International Education	Professional	FT Group	Corporate	Discontinued operations	Group
Continuing operations
Sales (external)		2,658	1,568	390	343	—	—	4,959
Sales (inter-segment)		5	1	12	—	—	—	18

Operating profit		463	133	(124)	15	—	—	487
Finance costs	6							(115)
Finance income	6							19

Profit before tax								391
Income tax	7							(138)

Profit for the year from continuing operations								253

Segment assets		5,449	2,390	631	445	1,246	1,145	11,306
Joint ventures	12	—	7	—	1	—	—	8
Associates	12	1	4	—	2	—	27	34

Total assets		5,450	2,401	631	448	1,246	1,172	11,348

Other segment items
Share of results of joint ventures and associates	12	—	(3)	(11)	23	—	—	9
Capital expenditure	10, 11	66	33	16	26	—	11	152
Pre-publication investment	20	250	76	7	—	—	31	364
Depreciation	10	41	16	8	7	—	8	80
Amortisation	11, 20	311	142	45	13	—	42	553

Notes to the consolidated financial statements continued

2. Segment information continued

		2011 Restated
All figures in £ millions	Notes	North American Education	International Education	Professional	FT Group	Corporate	Discontinued operations	Group
Continuing operations
Sales (external)		2,584	1,424	382	338	—	—	4,728
Sales (inter-segment)		3	—	9	—	—	—	12

Operating profit		463	119	55	462	—	—	1,099
Finance costs	6							(103)
Finance income	6							22

Profit before tax								1,018
Income tax	7							(154)
Profit for the year from continuing operations								864

Segment assets		5,198	2,388	626	196	1,555	1,249	11,212
Joint ventures	12	—	16	—	1	—	1	18
Associates	12	1	8	—	4	—	1	14

Total assets		5,199	2,412	626	201	1,555	1,251	11,244

Other segment items
Share of result of joint ventures and associates	12	—	(2)	1	34	—	—	33
Capital expenditure	10,11	75	33	17	18	—	13	156
Pre-publication investment	20	237	60	2	—	—	32	331
Depreciation	10	36	14	8	3	—	9	70
Amortisation	11,20	309	128	16	14	—	51	518

In 2013, sales from the provision of goods were £2,867m (2012: £2,946m; 2011: £3,009m) and sales from the provision of services were £2,202m (2012: £2,013m; 2011: £1,719m). Sales from the Group’s educational publishing, consumer publishing and newspaper business are classified as being from the provision of goods and sales from its assessment and testing and other service businesses are classified as being from the provision of services.

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

Notes to the consolidated financial statements continued

2. Segment information continued

Property, plant and equipment and intangible assets acquired through business combination were £202m (2012: £296m) (see note 30). Capital expenditure, depreciation and amortisation include amounts relating to discontinued operations.

The Group operates in the following main geographic areas:

	Sales			Non-current assets
All figures in £ millions	2013	2012	2011	2013	2012	2011
Continuing operations
UK	649	678	690	1,068	803	1,237
Other European countries	366	377	381	200	234	225
USA	2,913	2,756	2,667	5,026	4,496	4,325
Canada	128	144	150	301	307	226
Asia Pacific	624	633	504	495	524	570
Other countries	389	371	336	215	275	325

Total continuing	5,069	4,959	4,728	7,305	6,639	6,908
Discontinued operations
UK	97	187	175	—	—	—
Other European countries	49	92	90	—	—	—
USA	369	647	646	—	—	—
Canada	24	57	59	—	—	—
Asia Pacific	74	153	142	—	—	—
Other countries	8	17	22	—	—	—

Total discontinued	621	1,153	1,134	—	—	—

Total	5,690	6,112	5,862	7,305	6,639	6,908

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

3. Discontinued operations

Discontinued operations relate to Penguin and Mergermarket.

Notes to the consolidated financial statements continued

3. Discontinued operations continued

An analysis of the results and cash flows of discontinued operations is as follows:

	2013			2012			2011
All figures in £ millions	Penguin	Mergermarket	Total	Penguin	Mergermarket	Total	Penguin	Mergermarket	Total
Sales	513	108	621	1,053	100	1,153	1,045	89	1,134

Operating profit	28	24	52	62	24	86	108	15	123
Finance income	1	—	1	—	—	—	—	—	—

Profit before tax	29	24	53	62	24	86	108	15	123
Attributable tax expense	(9)	(9)	(18)	(19)	(6)	(25)	(37)	(5)	(42)

Profit after tax	20	15	35	43	18	61	71	10	81
Profit on disposal of Penguin before tax	202	—	202	—	—	—	—	—	—
Attributable tax benefit	15	—	15	—	—	—	—	—	—
Mergermarket transaction costs	—	(8)	(8)	—	—	—	—	—	—

Profit for the year from discontinued operations	237	7	244	43	18	61	71	10	81

Operating cash flows	36	22	58	83	26	109	107	24	131
Investing cash flows	(6)	(2)	(8)	(81)	(24)	(105)	(13)	(1)	(14)
Financing cash flows	(8)	(29)	(37)	10	(6)	4	(71)	(15)	(86)

Total cash flows	22	(9)	13	12	(4)	8	23	8	31

4. Operating expenses

All figures in £ millions	2013	2012 Restated	2011 Restated
By function:
Cost of goods sold	2,312	2,187	2,039
Operating expenses
Distribution costs	90	82	88
Selling, marketing and product development costs	1,027	925	863
Administrative and other expenses	1,162	1,242	1,201
Restructuring costs	176	—	—
Other net gains and losses	16	10	(23)
Other income	(118)	(78)	(94)

Total net operating expenses	2,353	2,181	2,035

Total	4,665	4,368	4,074

Notes to the consolidated financial statements continued

4. Operating expenses continued

Included in other income in 2013 is service fee income from Penguin Random House of £28m.

All figures in £ millions	Notes	2013	2012 Restated	2011 Restated
By nature:
Royalties expensed		256	245	260
Other product costs		793	865	827
Employee benefit expense	5	2,100	1,866	1,731
Contract labour		194	137	114
Employee related expense		177	168	161
Promotional costs		167	155	121
Depreciation of property, plant and equipment	10	81	72	62
Amortisation of software		59	49	45
Amortisation of intangible assets – Other		166	179	130
Amortisation of intangible assets – Pre-publication	20	308	283	292
Property and facilities		229	188	156
Technology and communications		104	80	78
Professional and outsourced services		259	253	307
Other general and administrative costs		61	38	34
Capitalised costs		(199)	(162)	(139)
Acquisition costs		12	20	12
Other net gains and losses		16	10	(23)
Other income		(118)	(78)	(94)

Total		4,665	4,368	4,074

During the year the Group obtained the following services from the Group’s auditors:

All figures in £ millions	2013	2012	2011
The audit of parent company and consolidated financial statements	4	4	4
The audit of the company’s subsidiaries	2	2	2

Total audit fees	6	6	6
Other assurance services	1	1	—

Total assurance services	1	1	—
Tax compliance services	2	1	1
Tax advisory services	2	1	1

Total tax services	4	2	2
Corporate finance services not covered above	—	—	1

Total non-audit services	5	3	3

Total	11	9	9

Reconciliation between audit and non-audit service fees is shown below:

All figures in £ millions	2013	2012	2011
Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	6	6	6
Non-audit fees	5	3	3

Total	11	9	9

Fees for attestation under section 404 of the Sarbanes-Oxley Act are allocated between fees payable for the audits of consolidated and subsidiary accounts. Non-audit fees for 2013 includes £3m for assurance and tax services related to the Penguin Random House transaction.

Notes to the consolidated financial statements continued

5. Employee information

All figures in £ millions	Notes	2013	2012 Restated	2011 Restated
Employee benefit expense
Wages and salaries (including termination benefits and restructuring costs)		1,836	1,610	1,485
Social security costs		136	129	123
Share-based payment costs	26	35	28	36
Retirement benefits — defined contribution plans	25	66	69	60
Retirement benefits — defined benefit plans	25	27	26	24
Other post-retirement benefits	25	—	4	3

Total		2,100	1,866	1,731

The details of the emoluments of the directors of Pearson plc are shown in the report on directors’ remuneration.

Average number employed	2013	2012	2011
Employee numbers
North American Education	19,670	18,552	16,133
International Education	16,113	16,751	13,646
Professional	3,357	3,706	4,561
FT Group	2,216	2,243	2,055
Other	759	883	859

Continuing operations	42,115	42,135	37,254

The employee benefit expense relating to discontinued operations was £168m (2012: £265m; 2011: £256m) and the average number employed was 3,592 (2012: 5,387; 2011: 4,267).

6. Net finance costs

All figures in £ millions	Notes	2013	2012 Restated	2011 Restated
Interest payable		(82)	(75)	(65)
Net finance costs in respect of retirement benefits	25	(3)	(2)	(7)
Finance cost of put options, deferred consideration associated with acquisitions and other interest charges related to transactions		(9)	(27)	(4)
Net foreign exchange losses		—	(8)	(22)
Other losses on financial instruments in a hedging relationship:
— fair value hedges		—	(1)	—
Other losses on financial instruments not in a hedging relationship:
— derivatives		(17)	(2)	(5)

Finance costs		(111)	(115)	(103)

Interest receivable		10	10	10
Net foreign exchange gains		20	9	11
Other gains on financial instruments in a hedging relationship:
— fair value hedges		1	—	—
Other gains on financial instruments not in a hedging relationship:
— amortisation of transitional adjustments on bonds		—	—	1
— derivatives		4	—	—

Finance income		35	19	22

Net finance costs		(76)	(96)	(81)

Notes to the consolidated financial statements continued

6. Net finance costs continued

The net gain of £1m on fair value hedges in 2013 (2012: net loss of £1m; 2011: £nil) comprises a gain of £95m (2012: gain of £7m; 2011: loss of £39m) on the underlying bonds, offset by a loss of £94m (2012: loss of £8m; 2011: gain of £39m) on the related derivative financial instruments.

7. Income tax

All figures in £ millions	Notes	2013	2012 Restated	2011 Restated
Current tax
Charge in respect of current year		(129)	(147)	(180)
Adjustments in respect of prior years		(7)	18	36

Total current tax charge		(136)	(129)	(144)

Deferred tax
In respect of temporary differences		14	(45)	(14)
Other adjustments in respect of prior years		35	36	4

Total deferred tax credit/(charge)	13	49	(9)	(10)

Total tax charge		(87)	(138)	(154)

The adjustments in respect of prior years in 2013 mainly relate to changes in estimates arising from uncertain tax positions following settlements with tax authorities in the year.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

All figures in £ millions	2013	2012 Restated	2011 Restated
Profit before tax	382	391	1,018
Tax calculated at UK rate (2013: 23.25%, 2012: 24.5%, 2011: 26.5%)	(89)	(96)	(270)
Effect of overseas tax rates	(13)	(51)	(26)
Joint venture and associate income reported net of tax	13	2	9
Net (expense)/income not subject to tax	(14)	(15)	7
(Loss)/gain on sale of businesses not subject to tax	(6)	(28)	88
Utilisation of previously unrecognised tax losses and credits	1	2	1
Unutilised tax losses	(7)	(6)	(3)
Adjustments in respect of prior years	28	54	40

Total tax charge	(87)	(138)	(154)

UK	(13)	(14)	(5)
Overseas	(74)	(124)	(149)

Total tax charge	(87)	(138)	(154)

Tax rate reflected in earnings	22.8%	35.3%	15.1%

Notes to the consolidated financial statements continued

7. Income tax continued

The tax (charge)/benefit recognised in other comprehensive income is as follows:

All figures in £ millions	2013	2012 Restated	2011 Restated
Remeasurement of retirement benefit obligations	(23)	50	4
Net exchange differences on translation of foreign operations	6	1	(4)

	(17)	51	—

A tax charge of £nil (2012: tax benefit £6m; 2011: tax benefit £3m) relating to share-based payments has been recognised directly in equity.

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

All figures in £ millions	Notes	2013	2012 Restated	2011 Restated
Profit for the year from continuing operations		295	253	864
Non-controlling interest		(1)	(3)	1

Earnings from continuing operations		294	250	865
Profit for the year from discontinued operations	3	244	61	81
Non-controlling interest		—	—	—

Earnings		538	311	946

Weighted average number of shares (millions)		807.8	804.3	800.2
Effect of dilutive share options (millions)		1.1	1.3	1.7
Weighted average number of shares (millions) for diluted earnings		808.9	805.6	801.9

Earnings per share from continuing and discontinued operations
Basic		66.6p	38.7p	118.2p
Diluted		66.5p	38.6p	118.0p

Earnings per share from continuing operations
Basic		36.4p	31.1p	108.1p
Diluted		36.3p	31.0p	107.9p

Earnings per share from discontinued operations
Basic		30.2p	7.6p	10.1p
Diluted		30.2p	7.6p	10.1p

Notes to the consolidated financial statements continued

9. Dividends

All figures in £ millions	2013	2012	2011
Final paid in respect of prior year 30.0p (2012: 28.0p; 2011: 25.7p)	242	225	206
Interim paid in respect of current year 16.0p (2012: 15.0p; 2011: 14.0p)	130	121	112

	372	346	318

The directors are proposing a final dividend in respect of the financial year ended 31 December 2013 of 32.0p per share which will absorb an estimated £259m of shareholders’ funds. It will be paid on 2 May 2014 to shareholders who are on the register of members on 4 April 2014. These financial statements do not reflect this dividend.

10. Property, plant and equipment

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Cost
At 1 January 2012	363	706	12	1,081
Exchange differences	(9)	(23)	—	(32)
Additions	12	51	15	78
Disposals	(2)	(20)	—	(22)
Acquisition through business combination	4	13	—	17
Disposal through business disposal	(1)	(4)	—	(5)
Reclassifications	8	—	(8)	—
Transfer from/(to) software	9	(27)	—	(18)
Transfer from pre-publication	—	3	—	3
Transfer to assets held for sale	(32)	(102)	(1)	(135)

At 31 December 2012	352	597	18	967

Exchange differences	(5)	(14)	—	(19)
Additions	33	58	22	113
Disposals	(13)	(78)	—	(91)
Acquisition through business combination	—	3	—	3
Disposal through business disposal	(1)	(2)	—	(3)
Reclassifications	9	(1)	(8)	—
Transfer from software	—	3	—	3
Transfer from assets held for sale	—	9	—	9
Transfer to assets held for sale	—	(7)	—	(7)

At 31 December 2013	375	568	32	975

Notes to the consolidated financial statements continued

10. Property, plant and equipment continued

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Depreciation
At 1 January 2012	(187)	(511)	—	(698)
Exchange differences	6	17	—	23
Charge for the year	(21)	(59)	—	(80)
Disposals	2	19	—	21
Acquisition through business combination	(1)	(6)	—	(7)
Disposal through business disposal	—	2	—	2
Reclassifications	(8)	8	—	—
Transfer (from)/to software	(3)	7	—	4
Transfer to assets held for sale	17	78	—	95

At 31 December 2012	(195)	(445)	—	(640)

Exchange differences	3	13	—	16
Charge for the year	(25)	(57)	—	(82)
Disposals	7	64	—	71
Acquisition through business combination	—	(2)	—	(2)
Transfer from assets held for sale	—	(1)	—	(1)
Transfer to assets held for sale	—	5	—	5

At 31 December 2013	(210)	(423)	—	(633)

Carrying amounts
At 1 January 2012	176	195	12	383
At 31 December 2012	157	152	18	327

At 31 December 2013	165	145	32	342

Depreciation expense of £24m (2012: £23m) has been included in the income statement in cost of goods sold and £57m (2012: £49m) in operating expenses. In 2013 £1m (2012: £8m) relates to discontinued operations.

The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £11m (2012: £17m).

Notes to the consolidated financial statements continued

11. Intangible assets

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Cost
At 1 January 2012	5,199	428	681	253	213	356	7,130
Exchange differences	(213)	(13)	(26)	(11)	(9)	(18)	(290)
Additions – internal development	—	38	—	—	—	—	38
Additions – purchased	—	36	—	—	—	—	36
Disposals	—	(11)	—	—	—	—	(11)
Acquisition through business combination	505	12	182	27	10	56	792
Disposal through business disposal	(50)	—	(89)	(2)	—	—	(141)
Transfer from PPE	—	18	—	—	—	—	18
Transfer to assets held for sale	(364)	(42)	(19)	(9)	(7)	—	(441)

At 31 December 2012	5,077	466	729	258	207	394	7,131

Exchange differences	(122)	(6)	(25)	(8)	(12)	(11)	(184)
Additions – internal development	—	38	—	—	—	—	38
Additions – purchased	—	24	—	—	—	—	24
Disposals	—	(50)	—	—	—	—	(50)
Acquisition through business combination	(133)	—	190	—	3	7	67
Disposal through business disposal	(6)	—	—	—	—	(1)	(7)
Reclassifications	—	—	(10)	(1)	—	11	—
Transfer to PPE	—	(3)	—	—	—	—	(3)
Transfer to assets held for sale	(150)	—	(29)	(12)	—	(2)	(193)

At 31 December 2013	4,666	469	855	237	198	398	6,823

Notes to the consolidated financial statements continued

11. Intangible assets continued

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Amortisation
At 1 January 2012	—	(296)	(168)	(63)	(128)	(133)	(788)
Exchange differences	—	9	8	3	5	7	32
Charge for the year	—	(54)	(90)	(27)	(20)	(46)	(237)
Disposals	—	8	—	—	—	—	8
Acquisition through business combination	—	(7)	—	—	—	—	(7)
Disposal through business disposal	—	—	45	1	—	—	46
Transfer from PPE	—	(4)	—	—	—	—	(4)
Transfer to assets held for sale	—	32	1	—	4	—	37

At 31 December 2012	—	(312)	(204)	(86)	(139)	(172)	(913)

Exchange differences	—	6	10	4	6	7	33
Charge for the year	—	(59)	(78)	(21)	(15)	(54)	(227)
Disposals	—	49	—	—	—	—	49
Disposal through business disposal	—	—	—	—	—	1	1
Transfer to assets held for sale	—	—	23	10	—	2	35

At 31 December 2013	—	(316)	(249)	(93)	(148)	(216)	(1,022)

Carrying amounts
At 1 January 2012	5,199	132	513	190	85	223	6,342
At 31 December 2012	5,077	154	525	172	68	222	6,218

At 31 December 2013	4,666	153	606	144	50	182	5,801

Goodwill

The goodwill carrying value of £4,666m relates to acquisitions completed after 1 January 1998. Prior to 1 January 1998 all goodwill was written off to reserves on the date of acquisition. For acquisitions completed between 1 January 1998 and 31 December 2002 no value was ascribed to intangibles other than goodwill and the goodwill on each acquisition was amortised over a period of up to 20 years. On adoption of IFRS on 1 January 2003, the Group chose not to restate the goodwill balance and at that date the balance was frozen (i.e. amortisation ceased). If goodwill had been restated then a significant value would have been ascribed to other intangible assets, which would be subject to amortisation, and the carrying value of goodwill would be significantly lower. For acquisitions completed after 1 January 2003 value has been ascribed to other intangible assets which are amortised.

Other intangible assets

Other intangibles acquired include content, technology and software rights.

Intangible assets are valued separately for each acquisition and the primary method of valuation used is the discounted cash flow method. The majority of acquired intangibles are amortised using the unit of production method which is based on the pattern of benefits embodied in the asset.

Notes to the consolidated financial statements continued

11. Intangible assets continued

Other intangible assets continued

Amortisation of £15m (2012: £10m) is included in the income statement in cost of goods sold and £210m (2012: £218m including an impairment of £21m relating to Pearson in Practice) in operating expenses. In 2013 £2m (2012: £9m) of amortisation relates to discontinued operations.

The range of useful economic lives for each major class of intangible asset (excluding goodwill and software) is shown below:

2013
Class of intangible asset	Useful economic life
Acquired customer lists, contracts and relationships	3–20 years
Acquired trademarks and brands	2–20 years
Acquired publishing rights	5–20 years
Other intangibles acquired	2–20 years

The expected amortisation profile of acquired intangible assets is shown below:

	2013
All figures in £ millions	One to five years	Six to ten years	More than ten years	Total
Class of intangible asset
Acquired customer lists, contracts and relationships	357	166	83	606
Acquired trademarks and brands	78	41	25	144
Acquired publishing rights	46	4	—	50
Other intangibles acquired	148	33	1	182

Impairment tests for cash-generating units containing goodwill

Impairment tests have been carried out where appropriate as described below. The recoverable amount for each unit tested exceeds its carrying value.

Goodwill is allocated to, and monitored at the level of, nine aggregated cash-generating units (CGUs) within the business segments as follows:

All figures in £ millions	2013	2012
US Education Publishing	2,225	2,384
US School Assessment and Information	750	773
Canada	173	188
International – Emerging Markets	423	463
International – UK	444	450
International – Rest of World	253	267
Professional Publishing	14	15
Professional Assessment and Training	334	334

Pearson Education total	4,616	4,874
Financial Times	50	51

Continuing operations	4,666	4,925
Mergermarket	—	152

Discontinued operations	—	152

Total	4,666	5,077

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

Discount rates The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific CGU. The average pre-tax discount rates used are in the range of 10.7% to 13.8% for the Pearson Education businesses (2012: 9.8% to 12.7%) and 11.3% for the Financial Times (2012: 11.5%).

Perpetuity growth rates A perpetuity growth rate of 2.0% was used for cash flows subsequent to the approved budget period for all CGUs in 2013 (2012: 2.0%). This perpetuity growth rate is a conservative rate and is considered to be lower than the long-term historic growth rates of the underlying territories in which the CGU operates and the long-term growth rate prospects of the sectors in which the CGU operates.

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

12. Investments in joint ventures and associates

The amounts recognised in the balance sheet are as follows:

All figures in £ millions	2013	2012
Associates	1,089	7
Joint ventures	3	8

Total	1,092	15

The amounts recognised in the income statement are as follows:

All figures in £ millions	2013	2012
Associates	56	23
Joint ventures	(2)	(14)

Total	54	9

Notes to the consolidated financial statements continued

12. Investments in joint ventures and associates continued

Investment in associates

The Group has the following material associates:

	Principal place of business	% Ownership interest	Nature of relationship	Measurement method
Penguin Random House	Global	47	Note 1	Equity	*
The Economist Newspaper Ltd	UK	50	Note 2	Equity	*

*Neither associate has a quoted market price.

Note 1 – On 1 July 2013 Penguin Random House was formed, upon the completion of an agreement between Pearson and Bertelsmann to merge their respective trade publishing companies, Penguin and Random House, with the parent companies owning 47% and 53% of the combined business respectively. The shareholder agreement includes protection rights for Pearson as the minority shareholder including rights to dividends.

Note 2 – The Group has a 50% interest in The Economist Newspaper Ltd, publisher of one of the world’s leading weekly business and current affairs magazines.

The summarised financial information of the material associates is detailed below:

	2013		2012
All figures in £ millions	Penguin Random House	Economist	Economist
Assets
Current assets	1,210	103	120
Non-current assets	1,361	163	160
Liabilities
Current liabilities	(905)	(190)	(202)
Non-current liabilities	(455)	(60)	(78)

Net assets	1,211	16	—

Sales	1,315	340	348

Profit from continuing operations	66	52	46
Other comprehensive (expense)/income	(34)	9	(6)

Total comprehensive income	32	61	40

Dividends received from associate	43	21	21

Gross profit for Penguin Random House for 2013 was £697m.

The information above reflects the amounts presented in the financial statements of the associates, adjusted for fair value and similar adjustments.

Notes to the consolidated financial statements continued

12. Investments in joint ventures and associates continued

Investment in associates continued

A reconciliation of the summarised financial information to the carrying value of the material associates is shown below:

	2013		2012
All figures in £ millions	Penguin Random House	Economist	Economist
Opening net assets	—	—	—
Exchange differences	(68)	—	(1)
Profit for the period	66	52	46
Other comprehensive income	(34)	9	(6)
Dividends	(91)	(41)	(41)
Additions	1,338	—	—
Distribution from associate in excess of carrying value	—	—	2
Reversal of distribution from associate in excess of carrying value	—	(4)	—

Closing net assets	1,211	16	—
Share of net assets	569	8	—
Goodwill	501	—	—

Carrying value of associate	1,070	8	—

Information on other individually immaterial associates is detailed below:

All figures in £ millions	2013	2012
Loss from continuing operations	(1)	—
Other comprehensive income	—	—

Total comprehensive expense	(1)	—

Transactions with material associates

The Group has loans to Penguin Random House which are unsecured and interest is calculated based on market rates. The amount outstanding at 31 December 2013 was £44m.

The Group also has a current asset receivable of £14m from Penguin Random House arising from the provision of services. Included in other income (note 4) is £28m of service fees.

Investment in joint ventures

Information on joint ventures, all of which are individually immaterial, is detailed below:

All figures in £ millions	2013	2012
Loss from continuing operations	(2)	(14)
Other comprehensive income	—	—

Total comprehensive expense	(2)	(14)

Notes to the consolidated financial statements continued

13. Deferred income tax

All figures in £ millions	2013	2012
Deferred income tax assets	250	229
Deferred income tax liabilities	(612)	(601)

Net deferred income tax	(362)	(372)

Substantially all of the deferred tax assets are expected to be recovered after more than one year.

Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. At 31 December 2013 the Group has unrecognised deferred income tax assets of £4m (2012: £13m) in respect of UK losses, £11m (2012: £14m) in respect of US losses and approximately £36m (2012: £30m) in respect of losses in other territories. None of the unrecognised UK losses have expiry dates associated with them. The US losses relate to state taxes and therefore have expiry periods of between 5 and 20 years.

The recognition of the deferred income tax assets is supported by management’s forecasts of the future profitability of the relevant business units.

The movement on the net deferred income tax account is as follows:

All figures in £ millions	Notes	2013	2012 Restated
At beginning of year		(372)	(333)
Exchange differences		9	14
Income statement benefit/(charge)	7	47	(13)
Acquisition through business combination	30	(37)	(67)
Disposal through business disposal	31	—	11
Tax charge to other comprehensive income or equity		(35)	34
Transfer to current tax		25	—
Transfer to assets held for sale		1	(18)

At end of year		(362)	(372)

Included in the income statement above for 2013 is a £2m charge (2012: £4m charge) relating to discontinued operations.

Notes to the consolidated financial statements continued

13. Deferred income tax continued

The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Trading losses	Goodwill and intangibles	Returns provisions	Retirement benefit obligations	Other	Total Restated
Deferred income tax assets
At 1 January 2012	14	—	89	19	165	287
Exchange differences	—	—	(3)	(1)	(5)	(9)
Acquisition through business combination	19	—	—	—	—	19
Income statement charge	(13)	—	(16)	(1)	(33)	(63)
Tax benefit/(charge) to other comprehensive income or equity	—	—	—	39	(6)	33
Transfer to assets held for sale	(2)	—	(25)	(9)	(2)	(38)

At 31 December 2012	18	—	45	47	119	229

Exchange differences	—	—	(1)	(1)	(4)	(6)
Acquisition through business combination	21	—	—	—	—	21
Income statement (charge)/benefit	(24)	—	(5)	25	22	18
Tax charge to other comprehensive income or equity	—	—	—	(36)	—	(36)
Transfer to current tax	—	—	—	—	25	25
Transfer from assets held for sale	—	—	—	7	(7)	—
Transfer to assets held for sale	—	—	—	—	(1)	(1)

At 31 December 2013	15	—	39	42	154	250

Other deferred income tax assets include temporary differences on share-based payments, inventory and other provisions.

All figures in £ millions	Goodwill and intangibles	Other	Total
Deferred income tax liabilities
At 1 January 2012	(464)	(156)	(620)
Exchange differences	18	5	23
Acquisition through business combination	(65)	(21)	(86)
Disposal through business disposal	11	—	11
Income statement benefit	15	35	50
Tax benefit to other comprehensive income or equity	—	1	1
Transfer to assets held for sale	10	10	20

At 31 December 2012	(475)	(126)	(601)

Exchange differences	13	2	15
Acquisition through business combination	(61)	3	(58)
Income statement (charge)/benefit	(61)	90	29
Tax benefit to other comprehensive income or equity	—	1	1
Transfer to assets held for sale	—	2	2

At 31 December 2013	(584)	(28)	(612)

Other deferred income tax liabilities include temporary differences in respect of depreciation and royalty advances.

Notes to the consolidated financial statements continued

14. Classification of financial instruments

The accounting classification of each class of the Group’s financial assets and financial liabilities, together with their fair values, is as follows:

		2013
		Fair value				Amortised cost
All figures in £ millions	Notes	Available for sale	Derivatives deemed held for trading	Derivatives in hedging relationships	Other liabilities	Loans and receivables	Other liabilities	Total carrying value	Total market value
Investments in unlisted securities – continuing operations	15	94	—	—	—	—	—	94	94
Cash and cash equivalents –continuing operations	17	—	—	—	—	729	—	729	729
Cash and cash equivalents classified within assets held for sale	32	—	—	—	—	36	—	36	36
Marketable securities		6	—	—	—	—	—	6	6
Derivative financial instruments	16	—	4	120	—	—	—	124	124
Trade receivables – continuing operations	22	—	—	—	—	882	—	882	882
Trade receivables classified within assets held for sale		—	—	—	—	25	—	25	25

Total financial assets		100	4	120	—	1,672	—	1,896	1,896

Derivative financial instruments	16	—	(16)	(32)	—	—	—	(48)	(48)
Trade payables – continuing operations	24	—	—	—	—	—	(316)	(316)	(316)
Trade payables classified within liabilities held for sale		—	—	—	—	—	(1)	(1)	(1)
Bank loans and overdrafts –continuing operations	18	—	—	—	—	—	(47)	(47)	(47)
Borrowings due within one year	18	—	—	—	—	—	(508)	(508)	(514)
Borrowings due after more than one year	18	—	—	—	—	—	(1,671)	(1,671)	(1,683)

Total financial liabilities		—	(16)	(32)	—	—	(2,543)	(2,591)	(2,609)

Notes to the consolidated financial statements continued

14. Classification of financial instruments continued

		2012
		Fair value				Amortised cost
All figures in £ millions	Notes	Available for sale	Derivatives deemed held for trading	Derivatives in hedging relationships	Other liabilities	Loans and receivables	Other liabilities	Total carrying value	Total market value
Investments in unlisted securities – continuing operations	15	31	—	—	—	—	—	31	31
Investments in unlisted securities classified within assets held for sale	32	1	—	—	—	—	—	1	1
Cash and cash equivalents – continuing operations	17	—	—	—	—	1,062	—	1,062	1,062
Cash and cash equivalents classified within assets held for sale	32	—	—	—	—	115	—	115	115
Marketable securities		6	—	—	—	—	—	6	6
Derivative financial instruments	16	—	1	177	—	—	—	178	178
Trade receivables – continuing operations	22	—	—	—	—	883	—	883	883
Trade receivables classified within assets held for sale		—	—	—	—	249	—	249	249

Total financial assets		38	1	177	—	2,309	—	2,525	2,525

Trade payables – continuing operations	24	—	—	—	—	—	(337)	(337)	(337)
Trade payables classified within liabilities held for sale		—	—	—	—	—	(148)	(148)	(148)
Other financial liabilities – put options over non-controlling interest	24	—	—	—	(68)	—	—	(68)	(68)
Bank loans and overdrafts – continuing operations	18	—	—	—	—	—	(55)	(55)	(55)
Bank loans and overdrafts classified within liabilities held for sale	32	—	—	—	—	—	(7)	(7)	(7)
Borrowings due within one year	18	—	—	—	—	—	(229)	(229)	(228)
Borrowings due after more than one year	18	—	—	—	—	—	(1,988)	(1,988)	(2,043)

Total financial liabilities		—	—	—	(68)	—	(2,764)	(2,832)	(2,886)

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

15. Other financial assets

All figures in £ millions	2013	2012
At beginning of year	31	26
Exchange differences	—	(2)
Acquisition of investments	63	10
Disposal of investments	—	(2)
Transfer to assets held for sale	—	(1)

At end of year	94	31

Other financial assets comprise non-current unlisted securities.

16. Derivative financial instruments

The Group’s approach to the management of financial risks is set out in note 19. The Group’s outstanding derivative financial instruments are as follows:

	2013			2012
All figures in £ millions	Gross notional amounts	Assets	Liabilities	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	1,439	81	(32)	1,465	143	—
Interest rate derivatives – not in a hedge relationship	634	4	(16)	61	1	—
Cross-currency rate derivatives – in a net investment hedge relationship	220	39	—	220	34	—

Total	2,293	124	(48)	1,746	178	—

Analysed as expiring:
In less than one year	312	13	—	215	4	—
Later than one year and not later than five years	1,377	111	—	701	69	—
Later than five years	604	—	(48)	830	105	—

Total	2,293	124	(48)	1,746	178	—

Notes to the consolidated financial statements continued

16. Derivative financial instruments continued

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

At the end of 2013, the currency split of the mark-to-market values of rate derivatives, including the exchange of principal on cross-currency rate derivatives, was US dollar £(151)m, sterling £243m and South African rand £(16)m (2012: US dollar £(59)m, sterling £257m and South African rand £(20)m).

The fixed interest rates on outstanding rate derivative contracts at the end of 2013 range from 1.10% to 9.28% (2012: 3.65% to 9.28%) and the floating rates are based on LIBOR in US dollar and sterling.

The Group’s portfolio of rate derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility. The sensitivity of the portfolio to changes in market rates is set out in note 19.

Derivative financial assets and liabilities subject to offsetting arrangements are as follows:

All figures in £ millions	2013			2012
	Gross derivative assets £m	Gross derivative liabilities £m	Net derivative assets/ liabilities £m	Gross derivative assets £m	Gross derivative liabilities £m	Net derivative assets/ liabilities £m
Counterparties in an asset position	122	(12)	110	178	—	178
Counterparties in a liability position	2	(36)	(34)	—	—	—

Total as presented in the balance sheet	124	(48)	76	178	—	178

All of the Group’s derivative financial instruments are subject to enforceable netting arrangements with individual counterparties, allowing net settlement in the event of default of either party. Offset arrangements in respect of cash balances are shown in note 17.

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

17. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2013	2012
Cash at bank and in hand	521	372
Short-term bank deposits	208	690

Continuing operations	729	1,062
Cash at bank and in hand classified within assets held for sale	36	115

	765	1,177

Notes to the consolidated financial statements continued

17. Cash and cash equivalents (excluding overdrafts) continued

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2013 the currency split of cash and cash equivalents was US dollar 28% (2012: 47%), sterling 18% (2012: 25%), euro 5% (2012: 3%) and other 49% (2012: 25%).

Cash and cash equivalents have fair values that approximate to their carrying value due to their short-term nature.

Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2013	2012
Cash and cash equivalents – continuing operations	729	1,062
Cash at bank and in hand classified within assets held for sale	36	115
Bank overdrafts – continuing operations	(25)	(33)
Bank overdrafts classified within liabilities held for sale	—	(7)

	740	1,137

The Group has the following cash pooling arrangements in US dollars, sterling and euro, where both the company and the bank have a legal right of offset.

	2013			2012
All figures in £ millions	Offset asset	Offset liability	Net offset asset/liability	Offset asset	Offset liability	Net offset asset/liability
US dollars	298	(299)	(1)	39	(37)	2
Sterling	1,018	(1,027)	(9)	982	(1,057)	(75)
Euro	6	(5)	1	11	(11)	—

Total for continuing operations as presented in the balance sheet			(9)			(73)

In addition to the above, the Group had offset US dollar, sterling and euro asset balances of £1m, £16m and £nil respectively in respect of discontinued operations at the end of 2013. At the end of 2012, the Group had a sterling offset asset of £74m in respect of discontinued operations.

Offset arrangements in respect of derivatives are shown in note 16.

Notes to the consolidated financial statements continued

18. Financial liabilities – Borrowings

The Group’s current and non-current borrowings are as follows:

All figures in £ millions	2013	2012
Non-current
5.7% US Dollar Bonds 2014 (nominal amount $400m)	—	264
7.0% Sterling Bonds 2014 (nominal amount £250m)	—	256
6.0% Sterling Bonds 2015 (nominal amount £300m)	299	298
4.0% US Dollar Notes 2016 (nominal amount $350m)	221	229
6.25% Global Dollar Bonds 2018 (nominal amount $550m)	375	402
4.625% US Dollar Notes 2018 (nominal amount $300m)	202	217
3.75% US Dollar Notes 2022 (nominal amount $500m)	283	315
3.25% US Dollar Notes 2023 (nominal amount $500m)	286	—
Bank loans and overdrafts	22	22
Finance lease liabilities	5	7

	1,693	2,010

Current
Due within one year or on-demand:
5.5% Global Dollar Bonds 2013 (nominal amount $350m)	—	219
5.7% US Dollar Bonds 2014 (nominal amount $400m)	248	—
7.0% Sterling Bonds 2014 (nominal amount £250m)	254	—
Bank loans and overdrafts	25	33
Finance lease liabilities	6	10

	533	262
Total borrowings – continuing operations	2,226	2,272
Bank overdrafts classified within liabilities held for sale	—	7

Total borrowings	2,226	2,279

Included in the non-current borrowings above is £9m of accrued interest (2012: £11m). Included in the current borrowings above is £4m of accrued interest (2012: £2m).

The maturity of the Group’s non-current borrowing is as follows:

All figures in £ millions	2013	2012
Between one and two years	303	524
Between two and five years	821	552
Over five years	569	934

	1,693	2,010

Notes to the consolidated financial statements continued

18. Financial liabilities – Borrowings continued

The carrying amounts and market values of borrowings are as follows:

	2013			2012
All figures in £ millions	Effective interest rate	Carrying value	Market value	Carrying value	Market value
Bank loans and overdrafts	n/a	47	47	55	55
5.5% Global Dollar Bonds 2013	5.76%	—	—	219	218
5.7% US Dollar Bonds 2014	5.88%	248	246	264	260
7.0% Sterling Bonds 2014	7.20%	254	262	256	274
6.0% Sterling Bonds 2015	6.27%	299	325	298	337
4.0% US Dollar Notes 2016	4.26%	221	223	229	233
6.25% Global Dollar Bonds 2018	6.46%	375	376	402	410
4.625% US Dollar Notes 2018	4.69%	202	195	217	209
3.75% US Dollar Notes 2022	3.94%	283	286	315	313
3.25% US Dollar Notes 2023	3.36%	286	273	—	—
Finance lease liabilities	n/a	11	11	17	17

Continuing operations		2,226	2,244	2,272	2,326
Bank overdrafts classified within liabilities held for sale	n/a	—	—	7	7

		2,226	2,244	2,279	2,333

The market values stated above are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Group’s borrowings are denominated in the following currencies:

All figures in £ millions	2013	2012
US dollar	1,645	1,684
Sterling	559	573
Other	22	22

	2,226	2,279

The Group has the following undrawn capacity on its committed borrowing facilities as at 31 December:

All figures in £ millions	2013	2012
Floating rate
– expiring within one year	—	—
– expiring beyond one year	1,057	1,077

	1,057	1,077

In addition to the above facilities, there are a number of short-term facilities that are utilised in the normal course of business.

All of the Group’s borrowings are unsecured. In respect of finance lease obligations, the rights to the leased asset revert to the lessor in the event of default.

Notes to the consolidated financial statements continued

18. Financial liabilities – Borrowings continued

The maturity of the Group’s finance lease obligations is as follows:

All figures in £ millions	2013	2012
Finance lease liabilities – minimum lease payments
Not later than one year	6	10
Later than one year and not later than two years	4	4
Later than two years and not later than three years	1	3
Later than three years and not later than four years	—	—
Later than four years and not later than five years	—	—
Later than five years	—	—
Future finance charges on finance leases	—	—

Present value of finance lease liabilities	11	17

The present value of finance lease liabilities is as follows:

All figures in £ millions	2013	2012
Not later than one year	6	10
Later than one year and not later than five years	5	7
Later than five years	—	—

	11	17

The carrying amounts of the Group’s lease obligations approximate their fair value.

19. Financial risk management

The Group’s approach to the management of financial risks together with sensitivity analyses of its financial instruments is set out below.

Treasury policy

The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. The Group borrows principally in US dollars and sterling, at both floating and fixed rates of interest, using derivative financial instruments (‘derivatives’), where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts. The main risks arising from the Group’s financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the board, which are summarised overleaf. All the treasury policies remained unchanged throughout, except for revisions to the Group’s bank counterparty risk limits and related approval processes and a change to permitted investment instruments for some operating companies.

The audit committee receives reports on the Group’s treasury activities, policies and procedures. The treasury department is not a profit centre and its activities are subject to regular internal audit.

Notes to the consolidated financial statements continued

19. Financial risk management continued

Interest rate risk management

The Group’s exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into rate swaps, rate caps and forward rate agreements. The Group’s policy objective has continued to be to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt and before certain adjustments for IAS 39 ‘Financial Instruments: Recognition and Measurement’) to be hedged (i.e. fixed or capped at the year end) over the next four years, subject to a maximum of 65% and a minimum that starts at 40% and falls by 10% at each year end. At the end of 2013 the fixed to floating hedging ratio, on the above basis, was approximately 45%:55%. A simultaneous 1% change on 1 January 2014 in the Group’s variable interest rates in US dollar and sterling, taking into account forecast seasonal debt, would have a £11m effect on profit before tax.

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

Liquidity and refinancing risk management

The Group’s objective is to secure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group’s policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and ten years. At the end of 2013 the average maturity of gross borrowings was 4.2 years (2012: 3.9 years) of which bonds represented 97% (2012: 97%) of these borrowings.

The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. All of the Group’s credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody’s and BBB+ from Standard & Poor’s, and the short-term ratings are P2 and A2 respectively. In January 2014 Moody’s changed the outlook on their short-term and long-term ratings from ‘Stable’ to ‘Negative’. The Group’s policy is to strive to maintain a rating of Baa1/BBB+ over the long term. The Group will also continue to use internally a range of ratios to monitor and manage its finances. These include interest cover, net debt to operating profit and cash flow to debt measures. The Group also maintains undrawn committed borrowing facilities. At the end of 2013 the committed facilities amounted to £1,057m and their weighted average maturity was 1.9 years.

Notes to the consolidated financial statements continued

19. Financial risk management continued

Analysis of Group debt, including the impact of derivatives

The following tables analyse the Group’s sources of funding and the impact of derivatives on the Group’s debt instruments.

The Group’s net debt position is set out below:

All figures in £ millions	2013	2012
Cash and cash equivalents	729	1,062
Marketable securities	6	6
Derivative financial instruments	76	178
Bank loans, overdrafts and loan notes	(47)	(55)
Bonds	(2,168)	(2,200)
Finance lease liabilities	(11)	(17)

Continuing operations	(1,415)	(1,026)
Cash and cash equivalents classified within assets held for sale	36	115
Bank loans, overdrafts and loan notes classified within liabilities held for sale	—	(7)

Net debt	(1,379)	(918)

The split of net debt between fixed and floating rate, stated after the impact of rate derivatives, is as follows:

All figures in £ millions	2013	2012
Fixed rate	612	499
Floating rate	767	419

Total	1,379	918

Gross borrowings, after the impact of cross-currency rate derivatives, analysed by currency are as follows:

All figures in £ millions	2013	2012
US dollar	1,849	1,883
Sterling	339	353
Other	38	43

Total	2,226	2,279

As at 31 December 2013 the exposure of the borrowings of the Group to interest rate changes when the borrowings re-price is as follows:

All figures in £ millions	Less than one year	One to five years	More than five years	Total
Re-pricing profile of borrowings	533	1,124	569	2,226
Effect of rate derivatives	1,026	(422)	(604)	—

Total	1,559	702	(35)	2,226

Notes to the consolidated financial statements continued

19. Financial risk management continued

Analysis of Group debt, including the impact of derivatives continued

The maturity of contracted cash flows associated with the Group’s financial liabilities are as follows:

	2013
All figures in £ millions	USD	GBP	Other	Total
Not later than one year	434	316	113	863
Later than one year and not later than five years	1,000	106	—	1,106
Later than five years	648	—	—	648

Total	2,082	422	113	2,617

Analysed as:
Bonds	1,918	604	—	2,522
Rate derivatives – inflows	(350)	(248)	—	(598)
Rate derivatives – outflows	359	1	16	376
Trade payables	155	65	97	317

Total	2,082	422	113	2,617

	2012
All figures in £ millions	USD	GBP	Other	Total
Not later than one year	489	126	142	757
Later than one year and not later than five years	726	357	21	1,104
Later than five years	863	—	—	863

Total	2,078	483	163	2,724

Analysed as:
Bonds	1,837	639	—	2,476
Rate derivatives – inflows	(326)	(264)	—	(590)
Rate derivatives – outflows	328	3	22	353
Trade payables	239	105	141	485

Total	2,078	483	163	2,724

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

Included within year end net debt, the net borrowings/(cash) in the hedging currencies above (taking into account the effect of cross-currency swaps) were: US dollar £1,631m, sterling £202m and South African rand £(21)m.

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

Notes to the consolidated financial statements continued

19. Financial risk management continued

Financial instruments – fair value measurement continued

	2013				2012
All figures in £ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Derivative financial assets	—	124	—	124	—	178	—	178
Marketable securities	—	6	—	6	—	6	—	6
Available for sale financial assets
Investments in unlisted securities – continuing operations	—	—	94	94	—	—	30	30
Investments in unlisted securities classified within assets held for sale	—	—	—	—	—	—	1	1
Financial liabilities at fair value
Derivative financial liabilities	—	(48)	—	(48)	—	—	—	—
Other financial liabilities – put options over non-controlling interest	—	—	—	—	—	—	(68)	(68)

Total	—	82	94	176	—	184	(37)	147

The following table analyses the movements in level 3 fair value measurements:

	2013		2012
All figures in £ millions	Investments in unlisted securities	Other financial liabilities	Investments in unlisted securities	Other financial liabilities
At beginning of year	31	(68)	26	(86)
Exchange differences	—	9	(2)	5
Additions	63	—	10	—
Fair value movements	—	(8)	—	(25)
Transfer to assets classified as held for sale	—	—	(1)	—
Disposals	—	67	(2)	38

At end of year	94	—	31	(68)

The fair value of the investments in unlisted securities is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets. In 2012, the fair value of other financial liabilities represents the present value of the estimated future liability, which is defined in contractual agreements and is usually based on an earnings multiple.

Notes to the consolidated financial statements continued

19. Financial risk management continued

Financial instruments – sensitivity analysis

As at 31 December 2013 the sensitivity of the carrying value of the Group’s financial instruments to fluctuations in interest rates and exchange rates is as follows:

All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling
Investments in unlisted securities – continuing operations	94	—	—	(9)	10
Cash and cash equivalents – continuing operations	729	—	—	(56)	68
Cash and cash equivalents classified within assets held for sale	36	—	—	(2)	2
Marketable securities	6	—	—	—	—
Derivative financial instruments	76	(54)	59	15	(18)
Bonds	(2,168)	58	(62)	147	(179)
Other borrowings – continuing operations	(58)	—	—	5	(5)
Other net financial assets – continuing operations	566	—	—	(43)	53
Other net financial assets classified within assets and liabilities held for sale	24	—	—	(1)	1

Total financial instruments	(695)	4	(3)	56	(68)

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

Notes to the consolidated financial statements continued

20. Intangible assets – Pre-publication

All figures in £ millions	2013	2012
Cost
At beginning of year	1,876	1,965
Exchange differences	(46)	(74)
Additions	364	364
Disposal through business disposal	(29)	—
Disposals	(234)	(188)
Acquisition through business combination	2	14
Transfer to property, plant and equipment	—	(3)
Transfer to assets classified as held for sale	—	(202)

At end of year	1,933	1,876

Amortisation
At beginning of year	(1,210)	(1,315)
Exchange differences	46	55
Charge for the year	(308)	(316)
Disposal through business disposal	23	—
Disposals	234	188
Acquisition through business combination	(1)	(8)
Transfer to assets classified as held for sale	—	186

At end of year	(1,216)	(1,210)

Carrying amounts

At end of year	717	666

Included in the above are pre-publication assets amounting to £480m (2012: £431m) which will be realised in more than one year.

Amortisation is included in the income statement in cost of goods sold. In 2013 £nil (2012: £33m) relates to discontinued operations.

21. Inventories

All figures in £ millions	2013	2012
Raw materials	15	13
Work in progress	13	11
Finished goods	196	237

	224	261

The cost of inventories relating to continuing operations recognised as an expense and included in the income statement in cost of goods sold amounted to £472m (2012: £512m). In 2013 £53m (2012: £71m) of inventory provisions was charged in the income statement. None of the inventory is pledged as security.

Notes to the consolidated financial statements continued

22. Trade and other receivables

All figures in £ millions	2013	2012
Current
Trade receivables	863	868
Royalty advances	23	16
Prepayments and accrued income	101	81
Other receivables	186	139

	1,173	1,104

Non-current
Trade receivables	19	15
Royalty advances	8	13
Prepayments and accrued income	33	33
Other receivables	10	18

	70	79

Trade receivables are stated at fair value, net of provisions for bad and doubtful debts and anticipated future sales returns. The movements on the provision for bad and doubtful debts are as follows:

All figures in £ millions	2013	2012
At beginning of year	(55)	(102)
Exchange differences	5	4
Income statement movements	(27)	(21)
Utilised	18	53
Acquisition through business combination	—	(1)
Transfer to assets classified as held for sale	1	12

At end of year	(58)	(55)

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.

The ageing of the Group’s trade receivables is as follows:

All figures in £ millions	2013	2012
Within due date	783	774
Up to three months past due date	194	231
Three to six months past due date	36	43
Six to nine months past due date	22	10
Nine to 12 months past due date	9	7
More than 12 months past due date	1	5

Total trade receivables	1,045	1,070
Less: provision for sales returns	(163)	(187)

Net trade receivables	882	883

The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historic payment profiles. Management believe all the remaining receivable balances are fully recoverable.

Notes to the consolidated financial statements continued

23. Provisions for other liabilities and charges

All figures in £ millions	Deferred consideration	Property	Disposals and closures	Legal and other	Total
At 1 January 2013	64	26	15	43	148
Exchange differences	(1)	—	—	(1)	(2)
Charged to income statement	—	6	67	55	128
Released to income statement	—	(4)	—	(1)	(5)
Deferred consideration on acquisition	2	—	—	—	2
Utilised	(4)	(17)	(15)	(66)	(102)
Transfer from liabilities held for sale	—	—	—	24	24
Transfer to liabilities held for sale	(3)	—	—	(1)	(4)

At 31 December 2013	58	11	67	53	189

Analysis of provisions:

	2013
All figures in £ millions	Deferred consideration	Property	Disposals and closures	Legal and other	Total
Current	5	10	67	30	112
Non-current	53	1	—	23	77

	58	11	67	53	189

	2012
Current	6	12	15	5	38
Non-current	58	14	—	38	110

	64	26	15	43	148

Deferred consideration primarily relates to the formation of a venture in the US Professional business in 2011. Disposals and closures include retirement benefit obligations and other liabilities related to the disposal of Penguin. Legal and other includes litigation in relation to ebooks which was settled in full during 2013, as well as other provisions in relation to legal claims, contract disputes and potential contract losses.

Notes to the consolidated financial statements continued

24. Trade and other liabilities

All figures in £ millions	2013	2012
Trade payables	316	337
Social security and other taxes	23	30
Accruals	478	440
Deferred income	698	714
Interest payable	22	21
Put options over non-controlling interest	—	68
Other liabilities	225	228

	1,762	1,838

Less: non-current portion
Accruals	25	18
Deferred income	155	147
Interest payable	21	13
Put options over non-controlling interest	—	25
Other liabilities	56	79

	257	282

Current portion	1,505	1,556

The carrying value of the Group’s trade and other liabilities approximates its fair value.

The deferred income balance comprises principally multi year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment, testing and training businesses; subscription income in school, college and newspaper businesses; and obligations to deliver digital content in future years.

The put options over non-controlling interest in 2012 are the fair value of options held by the non-controlling interests in the Group’s Southern African and Indian businesses.

25. Retirement benefit and other post-retirement obligations

Background

The Group operates a number of defined benefit and defined contribution retirement plans throughout the world.

The largest plan is the Pearson Group Pension Plan (UK Group plan) in the UK, which is sectionalised to provide both defined benefit and defined contribution pension benefits. The defined benefit section was closed to new members from 1 November 2006. The defined contributions section, opened in 2003, is open to new and existing employees. Finally, there is a separate section within the UK Group plan set up for auto-enrolment. The defined benefit section of the UK Group plan is a final salary pension plan which provides benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits depends on the length of service and final pensionable pay. The UK Group plan is funded with benefit payments from trustee administered funds. The UK Group plan is administered in accordance with the Trust Deed and Rules in the interests of its beneficiaries by Pearson Group Pension Trustee Limited.

At 31 December 2013 the UK Group plan has approximately 26,500 members, analysed in the following table:

%	Active	Deferred	Pensioners	Total
Defined benefit	3	25	32	60
Defined contribution	17	23	—	40

Total	20	48	32	100

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Background continued

The other major defined benefit plans are based in the US. These are also final salary pension plans which provide benefits to members in the form of a guaranteed pension payable for life, with the level of benefits dependent on length of service and final pensionable pay. The majority of the US plans are funded.

The Group also has several post-retirement medical benefit plans (PRMBs), principally in the US. PRMBs are unfunded but are accounted for and valued similarly to defined benefit pension plans.

The defined benefit schemes expose the Group to actuarial risks, such as life expectancy, inflation risks, and investment risk including asset volatility and changes in bond yields. The Group is not exposed to any unusual, entity specific or plan specific risks.

Assumptions

The principal assumptions used for the UK Group plan and the US PRMB are shown below. Weighted average assumptions have been shown for the other plans, which primarily relate to US pension plans.

	2013			2012			2011
%	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB
Inflation	3.4	2.5	2.5	3.0	2.5	2.5	3.0	2.5	2.5
Rate used to discount plan liabilities	4.4	4.4	4.4	4.4	3.6	3.6	4.9	4.2	4.2
Expected rate of increase in salaries	3.9	3.9	4.0	3.5	3.9	—	4.0	4.0	—
Expected rate of increase for pensions in payment and deferred pensions	2.3 to 5.1	—	—	2.3 to 5.1	—	—	2.4 to 4.3	—	—
Initial rate of increase in healthcare rate	—	—	7.5	—	—	8.0	—	—	7.5
Ultimate rate of increase in healthcare rate	—	—	5.0	—	—	5.0	—	—	5.0

The UK discount rate is based on corporate bond yields adjusted to reflect the duration of liabilities. The US discount rate is set by reference to a US bond portfolio matching model.

The inflation rate for the UK Group plan of 3.4% reflects the RPI rate. In line with changes to legislation in 2010, certain benefits have been calculated with reference to CPI as the inflationary measure and in these instances a rate of 2.6% has been used.

The expected rate of increase in salaries has been set at 3.9% for 2013 with a short-term assumption of 3.0% for three years.

For the UK plan, the mortality base table assumptions have been derived from the SAPS ‘all pensioners’ tables for males and the SAPS ‘normal health pensioners’ tables for females, adjusted to reflect the observed experience of the plan, with CMI model improvement factors. A 1.5% long term rate improvement on the CMI model is applied for males, and 1.25% for females.

For the US plans, the RP2000 table projected to 2020 is used, reflecting the mortality assumption most prevalent in the US.

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Assumptions continued

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK Group plan and US plans is as follows:

	UK		US
	2013	2012	2013	2012
Male	24.3	23.0	19.2	19.2
Female	24.4	24.2	21.1	21.1

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

	UK		US
	2013	2012	2013	2012
Male	25.9	25.1	19.2	19.2
Female	25.9	26.1	21.1	21.1

Financial statement information

The amounts recognised in the income statement are as follows:

	2013
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	22	3	25	72	4	101
Curtailments	—	—	—	—	(4)	(4)
Administration expenses	4	—	4	—	—	4

Total operating expense	26	3	29	72	—	101

Interest on plan assets	(95)	(6)	(101)	—	—	(101)
Interest on plan liabilities	94	7	101	—	3	104

Net finance (income)/expense	(1)	1	—	—	3	3

Net income statement charge	25	4	29	72	3	104

	2012 Restated
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	23	3	26	78	4	108
Administration expenses	4	—	4	—	—	4

Total operating expense	27	3	30	78	4	112

Interest on plan assets	(98)	(6)	(104)	—	—	(104)
Interest on plan liabilities	96	7	103	—	3	106

Net finance (income)/expense	(2)	1	(1)	—	3	2

Net income statement charge	25	4	29	78	7	114

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

	2011 Restated
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	21	3	24	69	3	96
Administration expenses	4	—	4	—	—	4

Total operating expense	25	3	28	69	3	100

Expected return on plan assets	(97)	(7)	(104)	—	—	(104)
Interest on plan liabilities	100	8	108	—	3	111

Net finance (income)/expense	3	1	4	—	3	7

Net income statement charge	28	4	32	69	6	107

Included within the 2013 results are discontinued operations consisting of a £2m charge (2012: £4m charge; 2011: £4m charge) relating to defined benefit schemes and a £6m charge (2012: £9m charge; 2011: £9m charge) relating to defined contribution schemes.

The amounts recognised in the balance sheet are as follows:

	2013				2012
All figures in £ millions	UK Group plan	Other funded plans	Other unfunded plans	Total	UK Group plan	Other funded plans	Other unfunded plans	Total
Fair value of plan assets	2,353	156	—	2,509	2,162	165	—	2,327
Present value of defined benefit obligation	(2,267)	(171)	(20)	(2,458)	(2,181)	(196)	(24)	(2,401)

Net pension asset/(liability)	86	(15)	(20)	51	(19)	(31)	(24)	(74)

Other post-retirement medical benefit obligation				(77)				(89)
Other pension accruals				(30)				(35)

Net retirement benefit obligations				(56)				(198)

Analysed as:
Retirement benefit assets				86				—
Retirement benefit obligations				(142)				(198)

Included within the 2012 retirement benefit obligation is a liability of £26m which relates to Penguin and is classified as held for sale. During 2013 this was transferred back from held for sale to pension liabilities.

The following gains/(losses) have been recognised in other comprehensive income:

All figures in £ millions	2013	2012 Restated	2011 Restated
Amounts recognised for defined benefit plans	70	(95)	(33)
Amounts recognised for post-retirement medical benefit plans	9	(5)	(9)

Total recognised in year	79	(100)	(42)

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

The fair value of plan assets comprises the following:

	2013			2012
%	UK Group plan	Other funded plans	Total	UK Group plan	Other funded plans	Total
Equities	28	2	30	32	2	34
Bonds	40	3	43	38	3	41
Property	9	—	9	9	1	10
Other	17	1	18	14	1	15

The plan assets do not include any of the Group’s own financial instruments, or any property occupied by the Group.

The table below further disaggregates the UK Group plan assets into additional categories and those assets which have a quoted market price in an active market and those that do not:

	2013		2012
%	Quoted market price	No quoted market price	Quoted market price	No quoted market price
UK equities	6	1	6	1
Non-UK equities	20	3	25	3
Fixed-interest securities	19	—	21	—
Index-linked securities	24	—	19	—
Property	—	9	—	10
Other	—	18	1	14

Total	69	31	72	28

The liquidity profile of the UK Group plan assets is as follows:

%	2013	2012
Liquid – call <1 month	72	73
Less liquid – call 1–3 months	2	2
Illiquid – call > 3 months	26	25

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

	2013			2012 Restated
All figures in £ millions	UK Group plan	Other plans	Total	UK Group plan	Other plans	Total
Fair value of plan assets
Opening fair value of plan assets	2,162	165	2,327	2,008	149	2,157
Exchange differences	—	(2)	(2)	—	(5)	(5)
Interest on plan assets	95	6	101	98	6	104
Return on plans assets excluding interest	103	6	109	48	9	57
Contributions by employer	77	5	82	72	2	74
Contributions by employee	2	—	2	2	—	2
Benefits paid	(86)	(24)	(110)	(78)	(11)	(89)
Acquisition through business combination	—	—	—	12	15	27

Closing fair value of plan assets	2,353	156	2,509	2,162	165	2,327

Present value of defined benefit obligation
Opening defined benefit obligation	(2,181)	(220)	(2,401)	(1,983)	(197)	(2,180)
Exchange differences	—	4	4	—	7	7
Current service cost	(22)	(3)	(25)	(23)	(3)	(26)
Administration expenses	(4)	—	(4)	(4)	—	(4)
Interest cost	(94)	(7)	(101)	(96)	(7)	(103)
Actuarial gains/(losses) – experience	5	1	6	44	2	46
Actuarial gains/(losses) – demographic	—	1	1	(14)	—	(14)
Actuarial gains/(losses) – financial	(55)	9	(46)	(170)	(14)	(184)
Contributions by employee	(2)	—	(2)	(2)	—	(2)
Benefits paid	86	24	110	78	11	89
Acquisition through business combination	—	—	—	(11)	(19)	(30)

Closing defined benefit obligation	(2,267)	(191)	(2,458)	(2,181)	(220)	(2,401)

The weighted average duration of the defined benefit obligation is 15.8 years for the UK and 9.4 years for the US.

Changes in the value of the US PRMB are as follows:

All figures in £ millions	2013	2012
Opening defined benefit obligation	(89)	(85)
Exchange differences	1	4
Current service cost	(4)	(4)
Curtailments	4	—
Interest cost	(3)	(3)
Actuarial gains/(losses) – experience	—	2
Actuarial gains/(losses) – financial	9	(7)
Benefits paid	5	4

Closing defined benefit obligation	(77)	(89)

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Funding

The UK Group plan is self-administered with the plan’s assets being held independently of the Group in trust. The trustee of the plan is required to act in the best interest of the plan’s beneficiaries. Assets of the plan are divided into two elements; matching assets, which are assets that produce cash flows that can be expected to match the cash flows for a proportion of the membership, and include UK and overseas bonds, inflation linked property and infrastructure; return seeking assets, which are assets invested with a longer term horizon to generate the returns needed to provide the remaining expected cash flows for the beneficiaries, and include equities, property and alternative asset classes. The benchmark allocation is 60% matching and 40% return seeking assets.

The most recent triennial actuarial valuation for funding purposes was completed as at 1 January 2012 and this valuation revealed a funding shortfall. The Group has agreed that the funding shortfall will be eliminated by June 2017. In 2013 the Group contributed £56m (2012: £48m) towards the funding shortfall. Following the completion of the triennial funding valuation the Group has agreed to contribute £41m per annum until 2017 in excess of regular contributions. In addition, a mechanism has been agreed for the Group to make supplementary payments up to a maximum of £15m per annum if certain conditions are met. If such payments are made they are expected to accelerate the end date for extinguishing the deficit. Regular contributions to the plan in respect of the defined benefit sections are estimated to be £18m for 2014.

The Group expects to contribute $12m in 2014 and $12m in 2015 to its US defined benefit pension plans.

Sensitivities

The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2013
All figures in £ millions	1% increase	1% decrease
Effect:
(Decrease)/increase in defined benefit obligation – UK Group plan	(316.0)	390.5
(Decrease)/increase in defined benefit obligation – US plan	(16.1)	20.0

The effect of members living one year more or one year less on the defined benefit obligation is as follows:

	2013
All figures in £ millions	1 year increase	1 year decrease
Effect:
Increase/(decrease) in defined benefit obligation – UK Group plan	79.2	(76.2)
Increase/(decrease) in defined benefit obligation – US plan	4.2	(4.8)

The effect of a half percentage point increase and decrease in the inflation rate is as follows:

	2013
All figures in £ millions	0.5% increase	0.5% decrease
Effect:
Increase/(decrease) in defined benefit obligation – UK Group plan	106.1	(99.5)
Increase/(decrease) in defined benefit obligation – US plan	0.2	(0.3)

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Sensitivities continued

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant, although in practice this is unlikely to occur and changes in some assumptions may be correlated. When calculating these sensitivities the same method has been applied to calculate the defined benefit obligation as has been applied when calculating the liability recognised in the balance sheet. This methodology is the same as prior periods.

26. Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

All figures in £ millions	2013	2012	2011
Pearson plans	35	28	36

Share-based payment charges included in discontinued operations amounted to £2m (2012: £4m; 2011: £4m).

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

The vesting of restricted shares is normally dependent on continuing service over a three to five-year period, and in the case of senior management upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to senior management in May and October 2013, and May 2012 vest dependent on relative total shareholder return, return on invested capital and earnings per share growth. The award was split equally across all three measures. Other restricted shares awarded in 2013 and 2012 vest depending on continuing service over a three-year period.

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

Notes to the consolidated financial statements continued

26. Share-based payments continued

The number and weighted average exercise prices of share options granted under the Group’s plans are as follows:

	2013		2012
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
	000s		£000s	£
Outstanding at beginning of year	3,373	8.24	3,203	7.15
Granted during the year	763	9.14	1,321	9.09
Exercised during the year	(820)	7.12	(840)	5.59
Forfeited during the year	(516)	8.75	(294)	7.84
Expired during the year	(8)	5.75	(17)	5.60

Outstanding at end of year	2,792	8.73	3,373	8.24

Options exercisable at end of year	35	6.95	106	5.58

Options were exercised regularly throughout the year. The weighted average share price during the year was £12.42 (2012: £12.01). Early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognises in the income statement the amount that otherwise would have been recognised for services received over the remainder of the original vesting period.

The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

	2013		2012
Range of exercise prices £	Number of share options 000s	Weighted average contractual life Years	Number of share options 000s	Weighted average contractual life Years
0 – 5	—	—	—	—
5 – 10	2,792	2.31	3,373	2.56
>10	—	—	—	—

	2,792	2.31	3,373	2.56

In 2013 and 2012 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2013 Weighted average	2012 Weighted average
Fair value	£2.27	£2.38
Weighted average share price	£11.71	£11.51
Weighted average exercise price	£9.14	£9.09
Expected volatility	22.05%	23.62%
Expected life	3.8 years	3.8 years
Risk free rate	0.53%	0.74%
Expected dividend yield	3.84%	3.65%
Forfeiture rate	3.3%	3.3%

Notes to the consolidated financial statements continued

26. Share-based payments continued

The expected volatility is based on the historic volatility of the company’s share price over the previous three to seven years depending on the vesting term of the options.

The following shares were granted under restricted share arrangements:

	2013		2012
	Number of shares 000s	Weighted average fair value £	Number of shares 000s	Weighted average fair value £
Long-Term Incentive Plan	3,482	11.52	4,503	11.56
Annual Bonus Share Matching Plan	99	12.06	237	11.52

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

27. Share capital and share premium

	Number of shares 000s	Ordinary shares £m	Share premium £m
At 1 January 2012	815,626	204	2,544
Issue of ordinary shares – share option schemes	1,417	—	11

At 31 December 2012	817,043	204	2,555
Issue of ordinary shares – share option schemes	1,537	1	13

At 31 December 2013	818,580	205	2,568

The ordinary shares have a par value of 25p per share (2012: 25p per share). All issued shares are fully paid. All shares have the same rights.

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

Notes to the consolidated financial statements continued

28. Treasury shares

	Pearson plc
	Number of shares 000s	£m
At 1 January 2012	14,665	149
Purchase of treasury shares	—	—
Release of treasury shares	(4,563)	(46)

At 31 December 2012	10,102	103
Purchase of treasury shares	4,111	47
Release of treasury shares	(4,931)	(52)

At 31 December 2013	9,282	98

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 1.1% (2012: 1.2%) of called-up share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share.

The nominal value of Pearson plc treasury shares amounts to £2.3m (2012: £2.5m).

At 31 December 2013 the market value of Pearson plc treasury shares was £124.4m (2012: £120.0m).

29. Other comprehensive income

	2013
	Attributable to equity holders of the company			Non- controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	(202)	—	(202)	(4)	(206)
Net exchange differences on translation of foreign operations – associate	(11)	—	(11)	—	(11)
Currency translation adjustment disposed – subsidiaries	(18)	—	(18)	—	(18)
Attributable tax	—	6	6	—	6
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	—	79	79	—	79
Remeasurement of retirement benefit obligations – associate	—	—	—	—	—
Attributable tax	—	(23)	(23)	—	(23)

Other comprehensive expense for the year	(231)	62	(169)	(4)	(173)

Notes to the consolidated financial statements continued

29. Other comprehensive income continued

	2012 Restated
	Attributable to equity holders of the company			Non- controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	(236)	—	(236)	(2)	(238)
Attributable tax	—	1	1	—	1
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	—	(100)	(100)	—	(100)
Remeasurement of retirement benefit obligations – associate	—	(3)	(3)	—	(3)
Attributable tax	—	50	50	—	50

Other comprehensive expense for the year	(236)	(52)	(288)	(2)	(290)

	2011 Restated
	Attributable to equity holders of the company			Non- controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	(38)	—	(38)	(6)	(44)
Attributable tax	—	(4)	(4)	—	(4)
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	—	(42)	(42)	—	(42)
Remeasurement of retirement benefit obligations – associate	—	(8)	(8)	—	(8)
Attributable tax	—	4	4	—	4

Other comprehensive expense for the year	(38)	(50)	(88)	(6)	(94)

30. Business combinations

There were no significant acquisitions in 2013. Adjustments have been made in respect of prior year acquisitions in 2013 and include the recognition of intangibles of £185m on the EmbanetCompass acquisition. The acquisition was made in late 2012 and was provisionally accounted for as at 31 December 2012.

Notes to the consolidated financial statements continued

30. Business combinations continued

Provisional values for the assets and liabilities arising from acquisitions completed in the year together with adjustments to prior year acquisitions are as follows:

		2013			2012
All figures in £ millions	Notes	Current year	Prior year	Total fair value	Total fair value
Property, plant and equipment	10	1	—	1	10
Intangible assets	11	7	193	200	280
Intangible assets – Pre-publication	20	1	—	1	6
Inventories		—	1	1	1
Trade and other receivables		8	1	9	34
Cash and cash equivalents (excluding overdrafts)		2	—	2	34
Net deferred income tax assets/(liabilities)	13	2	(39)	(37)	(67)
Retirement benefit obligations		—	—	—	(2)
Provisions for other liabilities and charges		—	—	—	(1)
Trade and other liabilities		(6)	(1)	(7)	(111)
Current income tax liabilities		—	—	—	(1)

Net assets acquired at fair value		15	155	170	183
Goodwill	11	19	(152)	(133)	505
Fair value of previously held interest arising on stepped acquisition		(7)	—	(7)	—

Total		27	3	30	688

Satisfied by:
Cash		(25)	(6)	(31)	(682)
Deferred consideration		(2)	—	(2)	(6)
Net prior year adjustments		—	3	3	—

Total consideration		(27)	(3)	(30)	(688)

Notes to the consolidated financial statements continued

30. Business combinations continued

The goodwill arising on these acquisitions results from cost and revenue synergies and from benefits that cannot be separately recognised.

A provisional value of £6m of goodwill arising on 2013 acquisitions is expected to be deductible for tax purposes (2012: £nil).

Intangible assets acquired in 2012 and recognised in 2013 have the following useful economic lives:

EmbanetCompass: customer lists, contracts and relationships 3-17 years; trademarks and brands two years. Intangible assets acquired in 2013 are classified as other intangible assets and have useful lives of 3-10 years.

All figures in £ millions	2013	2012	2011
Cash flow on acquisitions
Cash – Current year acquisitions	(25)	(682)	(913)
Deferred payments for prior year acquisitions and other items	(6)	(31)	(5)
Cash and cash equivalents acquired	2	34	151
Acquisition costs and other acquisition liabilities paid	(19)	(37)	(12)

Net cash outflow	(48)	(716)	(779)

In total, acquisitions of subsidiaries completed in the year contributed an additional £15m of sales but did not contribute a material amount to operating profit. There would not have been a material difference to either sales or profits had these acquisitions completed on 1 January 2013.

31. Disposals including business closures

	2013			2012	2011
All figures in £ millions	Penguin	Other	Total	Total	Total
Disposal of subsidiaries
Property, plant and equipment	(39)	(3)	(42)	(3)	—
Intangible assets	(43)	—	(43)	(45)	(4)
Investment in joint ventures and associates	(22)	—	(22)	—	—
Other financial assets	(1)	—	(1)	—	—
Intangible assets – Pre-publication	(20)	(6)	(26)	—	—
Inventories	(91)	(3)	(94)	—	(7)
Trade and other receivables	(447)	(6)	(453)	—	(5)
Cash and cash equivalents (excluding overdrafts)	(34)	(3)	(37)	—	(6)
Net deferred income tax (assets)/liabilities	(22)	—	(22)	11	1
Retirement benefit obligations	—	4	4	—	1
Provisions for other liabilities and charges	7	—	7	—	—
Trade and other liabilities	224	10	234	—	2
Current income tax liabilities	—	—	—	—	1
Non-controlling interest	3	—	3	—	7
Attributable goodwill	(370)	(6)	(376)	(50)	(4)
Cumulative translation adjustment	18	—	18	—	—

Net assets disposed	(837)	(13)	(850)	(87)	(14)
Cash received	—	3	3	—	—
Fair value of associate acquired	1,160	—	1,160	—	—
Costs	(121)	(14)	(135)	(26)	—

Gain/(loss) on disposal	202	(24)	178	(113)	(14)

Notes to the consolidated financial statements continued

31. Disposals including business closures continued

The gain on disposal of Penguin arises from the measurement at fair value of the associate investment acquired in Penguin Random House.

All figures in £ millions	2013	2012	2011
Cash flow from disposals
Cash – current year disposals	3	—	—
Cash and cash equivalents disposed	(37)	—	(6)
Costs and other disposal liabilities paid	(98)	(11)	—

Net cash outflow	(132)	(11)	(6)

The disposal in 2012 includes the write down of assets resulting from the closure of Pearson in Practice. The disposal in 2011 relates to Longman Nigeria.

32. Held for sale

Assets classified as held for sale in 2012 relate to Penguin and in 2013 to Mergermarket.

All figures in £ millions	Notes	2013	2012
Property, plant and equipment	10	2	40
Intangible assets	11	158	404
Investments in joint ventures and associates		—	27
Deferred income tax assets	13	1	38
Other financial assets	15	—	1
Trade and other receivables		26	451
Intangible assets – Pre-publication	20	—	16
Inventories		—	80
Cash and cash equivalents (excluding overdrafts)	17	36	115
Assets classified as held for sale		223	1,172
Financial liabilities – Borrowings	18	—	(7)
Deferred income tax liabilities	13	(2)	(20)
Retirement benefit obligations	25	—	(26)
Provisions for other liabilities and charges	23	(4)	(29)
Trade and other liabilities		(71)	(234)
Current income tax liabilities		(5)	—
Liabilities directly associated with assets classified as held for sale		(82)	(316)

Net assets classified as held for sale		141	856

33. Transactions with non-controlling interest

In 2013 the Group purchased non-controlling interests in the Southern African business for £65m, and in the Indian business for £11m. In 2012 the Group increased its investments in its subsidiaries in China at a cost of £4m. In 2011 the remaining non-controlling interest in Sistema Educational Brasileiro was acquired for £108m.

Notes to the consolidated financial statements continued

34. Cash generated from operations

All figures in £ millions	Notes	2013	2012 Restated	2011 Restated
Profit		539	314	945
Adjustments for:
Income tax		90	163	196
Depreciation	10	82	80	70
Intangible charges	11	168	183	139
Amortisation of other intangible assets	11	59	54	48
Net finance costs		75	96	81
Share of results of joint ventures and associates	12	(54)	(9)	(33)
(Profit)/loss on disposals		(187)	113	(435)
Acquisition costs		12	21	12
Costs on formation of Penguin Random House		—	32	—
Net foreign exchange adjustment from transactions		(40)	(21)	24
Share-based payment costs	26	37	32	40
Pre-publication		(77)	(55)	2
Inventories		18	49	15
Trade and other receivables		(50)	(94)	(9)
Trade and other liabilities		72	—	31
Retirement benefit obligations		(57)	(37)	(61)
Provisions for other liabilities and charges		(3)	(5)	28

Net cash generated from operations		684	916	1,093

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

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

All figures in £ millions	2013	2012	2011
Net book amount	19	1	9
Profit on sale of property, plant and equipment	9	—	—

Proceeds from sale of property, plant and equipment	28	1	9

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

36. Commitments

There were no commitments for capital expenditure contracted for at the balance sheet date but not yet incurred. The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases

Notes to the consolidated financial statements continued

36. Commitments continued

have varying terms and renewal rights. The Group also leases various plant and equipment under operating lease agreements, also with varying terms. Lease expenditure charged to the income statement was £183m (2012: £169m; 2011: £162m).

The future aggregate minimum lease payments in respect of operating leases are as follows:

All figures in £ millions	2013	2012
Not later than one year	161	186
Later than one year and not later than two years	149	174
Later than two years and not later than three years	133	158
Later than three years and not later than four years	118	137
Later than four years and not later than five years	105	124
Later than five years	737	899

	1,403	1,678

37. Related party transactions

Joint ventures and associates

Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12. Apart from transactions with the Group’s joint ventures and associates, there were no other material related party transactions.

Key management personnel

Key management personnel are deemed to be the members of the board of directors of Pearson plc. It is this board which had responsibility for planning, directing and controlling the activities of the Group in 2013. Key management personnel compensation is disclosed in “Item 6. Directors, Senior Management and Employees — Compensation of Senior Management.”

There were no other material related party transactions.

No guarantees have been provided to related parties.

38. Events after the balance sheet date

On 4 February 2014, the Group completed the sale of Mergermarket for £382m. On 11 February 2014, the Group acquired 100% of Grupo Multi, the leading English Language Training company in Brazil, for approximately £435m in cash plus the assumption of £57m of debt.

SIGNATURES

The registrant hereby certifies that it meets the requirements for filing a form 20-F and that it has caused and authorized the undersigned for sign this annual report on its behalf.

Pearson plc

/s/ Robin Freestone
Robin Freestone
Chief Financial Officer

Date: March 27, 2014