Form 20-F
period 2014-12-31
PEARSON PLC
filed 2015-03-26
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON March 26, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2014

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

Ordinary Shares, 25p par value	819,882,967

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

For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of £1.00 = $1.56, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2014. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On February 27, 2015 the noon buying rate for sterling was £1.00 = $1.54.

The Group currently consists of its education business, plus a 47% interest in the consumer publishing business Penguin Random House. See “Item 4. Information on the Company — Overview of operating divisions”.

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

Selected consolidated financial data

The table below shows selected consolidated financial data under IFRS as issued by the IASB. The selected consolidated income statement data for the years ended December 31, 2014, 2013 and 2012 and the selected consolidated balance sheet data as at December 31, 2014 and 2013 have been derived from our audited consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report.

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

On November 29, 2013, Pearson announced the sale of the Mergermarket group which completed on February 4, 2014. The anticipated loss of control as at December 31, 2013 resulted in the Mergermarket business being classified as held for sale on the Pearson balance sheet at December 31, 2013. The results of the Mergermarket business have been included in discontinued operations for all the years through 2014.

The results of the Interactive Data Corporation (Interactive Data) in which Pearson held a 61% interest and which was disposed in July 2010, have been included in discontinued operations for 2010.

The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.

Following the publication of SEC Release No 33-8879 “Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance With International Financial Reporting Standards Without Reconciliation to US GAAP”, the Group no longer provides a reconciliation between IFRS and US GAAP.

For convenience, we have translated the 2014 amounts into US dollars at the rate of £1.00 = $1.56, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2014.

	Year Ended December 31
	2014	2014		2013		2012		2011		2010
	$	£		£		£		£		£
	(In millions, except for per share amounts)
Consolidated Income Statement data
Sales operating	7,603	4,874		5,069		4,959		4,728		4,532
Profit	621	398		458		487		1,099		625
Profit after taxation from continuing operations	378	242		295		253		864		447
Profit for the financial year	733	470		539		314		945		1,300
Consolidated Earnings data per share
Basic earnings per equity share(1)	0.91	58.1	p	66.6	p	38.7	p	118.2	p	161.9	p
Diluted earnings per equity share(2)	0.90	58.0	p	66.5	p	38.6	p	118.0	p	161.5	p
Basic earnings from continuing operations per equity share(1)	0.47	30.0	p	36.4	p	31.1	p	108.1	p	56.4	p
Diluted earnings from continuing operations per equity share(2)	0.47	29.9	p	36.3	p	31.0	p	107.9	p	56.3	p
Dividends per ordinary share	0.80	51.0	p	48.0	p	45.0	p	42.0	p	38.7	p
Consolidated Balance Sheet data at period end
Total assets (non-current assets plus current assets)	17,779	11,397		10,931		11,348		11,244		10,668
Net assets	9,337	5,985		5,706		5,710		5,962		5,605
Long-term obligations(3)	(5,031)	(3,225)		(2,829)		(3,175)		(3,192)		(2,821)
Capital stock	320	205		205		204		204		203
Number of equity shares outstanding (millions of ordinary shares)	820	820		819		817		816		813

Notes:

(1)	Basic earnings per equity share is based on profit for the financial period and the weighted average number of ordinary shares in issue during the period.
(2)	Diluted earnings per equity share is based on diluted earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings comprise earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options.
(3)	Long-term obligations comprise any liabilities with a maturity of more than one year, including medium and long-term borrowings, derivative financial instruments, pension obligations and deferred income tax liabilities.

Dividend information

We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at our annual general meeting. At our annual general meeting on April 24, 2015 our shareholders will be asked to approve a final dividend of 34.0p per ordinary share for the year ended December 31, 2014.

The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in The City of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2014 fiscal year will be paid on May 1, 2015 (subject to shareholder approval),

Fiscal year	Interim	Final	Total	Interim	Final		Total
	(Pence per ordinary share)			(Cents per ordinary share)
2014	17.0	34.0	51.0	27.6	53.0	*	80.6
2013	16.0	32.0	48.0	25.4	54.0		79.4
2012	15.0	30.0	45.0	24.3	46.7		71.0
2011	14.0	28.0	42.0	22.1	45.2		67.3
2010	13.0	25.7	38.7	20.3	42.2		62.5

*	As the 2014 final dividend had not been paid by the filing date, the dividend has been translated into cents using the noon buying rate for sterling at December 31, 2014.

Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting the Group.

Exchange rate information

The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per pound sterling. The average rate is calculated by using the average of the noon buying rates in The City of New York on each day during a monthly period and on the last day of each month during an annual period. On December 31, 2014 the noon buying rate for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes for sterling was £1.00 = $1.56. On February 27, 2015 the noon buying rate for sterling was £1.00 = $1.54.

Month	High	Low
February 2015	$1.55	$1.50
January 2015	$1.54	$1.50
December 2014	$1.57	$1.55
November 2014	$1.60	$1.56
October 2014	$1.62	$1.59
September 2014	$1.65	$1.61

Year Ended December 31	Average rate
2014	$1.65
2013	$1.57
2012	$1.59
2011	$1.61
2010	$1.54

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

In parallel with the business transformation as we respond to the digital revolution and shift from a product to a services business, we will continue to look at opportunities to develop new business models and further refine organization structures. The pace and scope of change increases the risk that not all of these changes will deliver the expected benefits within anticipated timeframes, or that the costs of these changes may increase. In addition, as a result of the increased pressure of transformational change, our business as usual activities may not perform in line with plans or our levels of customer service may not meet expectations.

Global economic conditions may adversely impact our financial performance.

With the continued pressure and uncertainty in the worldwide economies, there remains a risk of a weakening in trading conditions, which could adversely impact our future financial performance. The effect of continued deterioration or lack of recovery in the global economy will vary across our different businesses and will depend on the depth, length and severity of any economic downturn. Specific economic risks by business are described more fully in the other risk factors below.

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

Government changes and decisions can also affect the funding available for educational expenditure, which include the impact of education reform. Similarly, changes in the government procurement process for textbooks, learning material and student tests, and vocational training programs can also affect our markets. Changes in curricula, delays in the timing of the adoptions and changes in the student testing process can all affect these programs and therefore the size of our market in any given year. For our UK examination and assessment businesses, changes in UK Government policy could have a significant impact on our present business.

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

Our services and assessment businesses are characterized by contracts spread over several years. As in any contracting business, there are inherent risks associated with the bidding process, start-up, operational performance and contract compliance (including penalty clauses) which could adversely affect our financial performance and/or reputation. Failure to retain these contracts at the end of the contract term could adversely impact our future revenue growth.

Our investment into inherently riskier emerging markets is growing and the returns may be lower than anticipated.

To take advantage of international growth opportunities and to reduce our reliance on our US and UK markets we are increasing our investments in a number of emerging markets, some of which are inherently more risky than our traditional markets. Political, regulatory, economic and legal systems in emerging markets may be less predictable than in countries with more developed institutional structures. Political, regulatory, economic, currency, reputational and corporate governance and compliance risks (including fraud, bribery and corruption) as well as unmanaged expansion are all factors which could limit our returns on investments made in these markets.

Failure to generate anticipated revenue growth, synergies and/or cost savings from acquisitions, mergers and other business combinations, could lead to goodwill and intangible asset impairments.

We continually acquire and dispose of businesses to achieve our strategic objectives. In early 2014 we acquired Grupo Multi, a provider of private language schools in Brazil. Acquired goodwill and intangible assets could be impaired if we are unable to generate the anticipated revenue growth, synergies and/or cost savings associated with these or other acquisitions.

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

Changes in tax law or perceptions on tax planning strategies may lead to higher effective tax rate or negative reputational impact.

Changes in corporate tax rates and/or other relevant tax laws in the UK, US or other jurisdictions could have a material impact on our future reported tax rate and/or our future tax payments. We have been subject to audit by tax authorities. Although we believe our tax provision is reasonable, the final determination of our tax liability could be materially different from our historical income tax provisions, which could have a material effect on our financial position, results of operations or cash flows.

Our tax strategy reflects our business strategy and the locations and financing needs of our operations. In common with many companies, we seek to manage our tax affairs to protect value for our shareholders, in line with our broader fiduciary duties. We are committed to complying with all statutory obligations, to undertake full disclosure to tax authorities and to follow agreed policies and procedures with regard to tax planning and strategy.

We generate a substantial proportion of our revenue in foreign currencies, particularly the US dollar, and foreign exchange rate fluctuations could adversely affect our earnings and the strength of our balance sheet.

As with any international business our earnings can be materially affected by exchange rate movements. We are particularly exposed to movements in the US dollar to sterling exchange rate as approximately 60% of our total revenue is generated in US dollars. In addition, we are increasingly exposed to a range of international currencies. Sales for 2014, translated at 2013 average rates, would have been £272m or 6% higher.

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

If we fail to attract, retain and develop appropriately skilled employees, our business may be harmed.

Our success depends on the skill, experience and dedication of our employees. If we are unable to attract, retain and develop sufficiently experienced and capable personnel, especially in technology, product development, sales and management, our business and financial results may suffer. When talented employees leave, we may have difficulty replacing them, and our business may suffer. There can be no assurance that we will be able to successfully retain and attract the personnel that we need.

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

Failure to adequately protect employees and learners could have negative financial, legal and reputational impacts.

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

Pearson plc

Pearson plc, (Pearson) is an international education and media company with its principal operations in the education, business information and consumer publishing markets. We create and manage intellectual property, which we promote and sell to our customers under well-known brand names, to inform, educate and entertain. We deliver our content in a variety of forms and through a variety of channels, including books, newspapers and online services. We offer services as well as content, from test creation, administration and processing to teacher development and school software. Though we operate in more than 70 countries around the world, today our largest markets are the US (58% of sales) and Europe (20% of sales) on a continuing basis.

Pearson was incorporated and registered in 1897 under the laws of England and Wales as a limited company and re-registered under the UK Companies Act as a public limited company in 1981. We conduct our operations primarily through our subsidiaries and other affiliates. Our principal executive offices are located at 80 Strand, London WC2R 0RL, United Kingdom (telephone: +44 20 7010 2000).

Overview

Pearson consists of its worldwide education business, including the FT Group plus a 47% interest in Penguin Random House.

Pearson education is a leading provider of educational materials and learning technologies. It provides test development, processing and scoring services to governments, educational institutions, corporations and professional bodies around the world. It publishes across the curriculum and provides a range of education services including teacher development, educational software and system-wide solutions, and also owns and operates schools. In February 2013, the Group launched a transformation program which is now largely complete. Over the course of two years, Pearson carried out as much restructuring, in terms of activity and costs incurred, as had been undertaken in the previous six years.

From 1 January 2014 the Group has been run as one global education company, organized around three geographical operating segments (North America, Core and Growth), and three lines of business corresponding to the key stages of learning, (schools, higher education and professional, which includes the FT Group). The lines of business, are responsible for the global strategy, investment priorities, product strategy and product portfolio for respective learner age and stage. The geographies are responsible for customer relationships, sales and marketing, and delivery of education products in their markets. Supporting this structure are the global functions which partner with the geographies and lines of business and operate as integrated global functions to achieve scale economies.

Pearson owns a 47% interest in Penguin Random House, which was formed on July 1, 2013, upon the completion of an agreement between Pearson and Bertelsmann to merge their respective publishing companies, Penguin and Random House. Pearson accounts for its interest in Penguin Random House on the equity basis.

Our strategy

Pearson’s goal is to help people make measurable progress in their lives through all kinds of learning. Over the past decade, through a major program of organic investment and acquisitions, Pearson has become one of the leading education companies in the world, with unique geographic reach, product breadth and professional depth.

Pearson’s strategy centres on a significant long-term opportunity: the sustained and growing global demand for greater access, achievement and affordability in education. We can meet this demand by accelerating our shift to digital, to services and to fast-growing economies, and by committing to deliver measurably improved learning outcome, through our efficacy framework.

The transformation programme we launched in February 2013 is now complete. The programme has been all about setting Pearson up to be able to demonstrate the impact of what we do in education around the world. It is about enabling us to do right across Pearson the thing that we have done increasingly well in many parts of the company. That is, we stand at the intersection of new technology (with its ability to engage, personalize and diagnose) and new, more effective ways of teaching. This position allows us to develop products and services that enable the benefits of richer, deeper learning to be more widely felt.

In 2015 the five priorities outlined below are guiding our work:

•

A business model focused on helping more people achieve better learning outcomes — our efficacy initiative, first outlined in last year’s report is no longer just a framework. Efficacy is now at the centre of our business model and a major part of how we create value. This year, we will embed it even more deeply into the fabric of everything we do so that it reaches more products, influences more people and transforms more processes. As our customers become more focused on achieving better returns on education related spending, Pearson is at the forefront of a great global growth opportunity, and it enables us to put our social impact at the very heart of our business. This applies to our Project Literacy campaign and the renewed investment in our Pearson Affordable Learning Fund, just as it does to the research and development of new products and services and the way we engage with our customers each day. It is the means by which we ensure that education is more accessible, impactful and affordable, and delivers those outcomes to people regardless of location.

•

New digital products — to further this work we will be launching new global products to meet the need for much better learning outcomes. They connect content with assessment and feedback. They use analytics and big data to personalize learning — making it a far more collaborative and effective experience for students and teachers. They all draw on world-class research into the science of teaching and learning. In the end they will all be mobile first and device neutral. And they are all designed to take full account of just how ‘messy’ education can be, how important it is to be able to deliver large and complex projects, and how to deal with ‘last mile’ issues. Our customers all know that the real problem in education is not finding a great teacher or a really good school, but being able to replicate that excellence at scale. All our new digital products are focused on meeting that need.

•

A more focused company — we are building these products in a modular and scalable way, and deploying them on a smaller number of global platforms. This improves the customer experience, makes it much easier to share assets and resources across the whole company, and is also much more cost effective. It is one example as to how we are simplifying our company. We have already reduced the number of applications and systems used across the company by 10%, and we will continue that work this year. We have already sold a number of businesses where either we lacked scale or we saw limited scope for us to have a more direct impact on learning outcomes. This work will continue, as we focus our resources and energy on the biggest education challenges we see around the world. It is where we can make the biggest impact, and where, by running Pearson as one company we see the biggest opportunity.

•

A more consistently high performing culture — At its best, Pearson has always championed high performance; we are now taking a whole series of action (including how we recruit, appraise and reward everyone who works for Pearson) to make this a feature of everything we do. We have reaffirmed, and amplified, our long held values of “brave, imaginative and decent”, which are particularly important at a time of great change. (Of the top 100 executives in the company, 70 are, in the last two years, new to their roles in the company.) We have also added “accountable” as a fourth core value. This is important to ensure that, in our new more “matrix” style organization, we all actively help each other to achieve our collective goals. It also recognises how important it is to be accountable to the public trust for all we do in education around the world.

•

A stronger brand — this accountability extends to our willingness to engage in the public debate. Education is one of the most important areas of public life and evokes strong emotions and opinions in a field where data and evidence as to ‘what works’ can be difficult to come by. Our focus on educational impact and learning outcomes — and our openness and transparency in holding ourselves to account in achieving these goals — is vital to address these concerns. Today, public awareness of Pearson, as the world’s leading learning company, is still relatively limited. If we are going to achieve our full potential, we need to build Pearson, as a global education brand that is known for our work in empowering more people to progress in their lives through learning. This means, for example, that we need to be much less muted in our engagement in the some circa 78 million-voice strong “global conversation” that our research tells us is currently taking place around the topics of ‘education’ and ‘learning’. And we also need to organize our product marketing so that we position Pearson, especially online and through social media, in a much more coherent way.

As we succeed in our strategy, we will grow our market opportunity and help many more people make progress in their lives through learning. As a result, we will start to grow again in 2015, and more importantly, will set us up to be a faster-growing, leaner, more profitable and cash-generative company for years to come. We will be a company deploying less capital, and capable of earning higher returns.

Operating divisions

Pearson is one of the leading providers of educational materials and learning technologies. We provide test development, processing and scoring services to governments, educational institutions, corporations and professional bodies around the world. We publish across the curriculum and provide a range of education services including teacher development, educational software and system-wide solutions.

We report Pearson’s performance in three segments: North America, Growth, and Core.

North America

Our North American business serves educators and students in the US and Canada from early education through elementary, middle and high schools and into higher education with a wide range of products and services: curriculum textbooks and other learning materials; student assessments and testing services; and education technologies. Pearson has a leading position in each of these areas and a distinctive strategy of connecting those parts to support institutions and personalize learning. Our largest market is North America, and across the US we are working with states, schools and colleges to help make education more effective, accessible and affordable for a diverse community of learners.

Our North America school business offers early learning solutions that help educators and families teach fundamental math and literacy skills; elementary and secondary imprints publish leading school programs in reading, literature, math, science, and social studies; and digital instructional solutions for pre K-12, such as enVisionMATH and Miller-Levine Biology. We are partnering with industry leaders like Microsoft and Apple to provide school districts with tablets pre-loaded with the latest digital curriculum, including the Pearson System of Courses, a complete tablet-based teaching and learning system. Nearly 50% of US schools use one of our tools to aid professional development and help teachers and administrators improve their effectiveness. Through our Connections Education business we provide school management services and operate virtual and blended schools.

Testing plays an integral role in determining educator and student success and we are the largest provider of educational assessment services in the US We mark large-scale school examinations for the US federal government and more than 25 American states, scoring billions of machine-scorable test questions and evaluating more than 111 million essays, portfolios and open-ended test questions every year. Working with educators and education advocates, our experts are helping to lead the development of Next-Generation Assessments that feature technology-enhanced items, performance-based assessments, and adaptive learning to foster problem-solvers and critical thinkers ready to compete in the global economy.

Our solutions include learning assessments to help gauge how students learn, talent assessments to help growing companies develop their workforce, and clinical assessments to help psychologists and speech/language/hearing/occupational and physical therapists diagnose and monitor patients.

Our North America Higher Education business offers learning services for students, colleges and universities in the US. We provide learning tools and technologies, and about three million US College students are currently pursuing their studies online using Pearson Higher Education’s products. Our custom content and curriculum solutions offer educators the opportunity to tailor their programs based on the needs of students. We also offer workforce education products and flexible workforce development solutions to fill the growing skills gap and increased demand for quality certification prep training. College and career readiness is a K-20 issue, and it requires effective strategies employed in both K-12 and higher education. Our solutions are designed to help institutions retain students and prepare them for success in college and beyond.

More than 11 million US college students have used our learning technologies to pursue their studies. The growing trend provides a wealth of data and analytics to improve the performance of individual students. Our advance capabilities in data, analytics and adaptive learning, and our leading efficacy research, enable us to design a smart learning path for every student.

The demand for online learning is steadily rising, and Pearson On Line Services runs fully online undergraduate and graduate learning programmes, such as the programmes at Arizona State University Online and University of Florida Online.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2014 compared to year ended December 31, 2013 — Sales and operating profit by division — North America” for a discussion of developments during 2014 with respect to this segment.

Growth Markets

Our aim is to take educational products and services and apply them at scale in countries such as Brazil, South Africa, China, India and other fast-growing economies. Around one third of our employees now work in these countries. We reach around two million students directly through our English language schools in China, Brazil and elsewhere, our partner schools in Brazil and India, and our vocational and higher education institutions from Saudi Arabia to South Africa, as well as millions more with our textbooks and educational software.

In Brazil we are leading primary and secondary education with our ‘sistemas’ or learning systems which include COC, Dom Bosco, Pueri Domus and NAME. In South Africa we run thirteen of our CTI and MGI campuses throughout the country. We have over 13,000 students enrolled in courses ranging from undergraduate degrees in IT and sociology, to business diplomas and Masters courses in psychology. Our campuses prioritise digital learning with over 10,000 of our students accessing their courses through tablet devises, and focus on learning outcomes that prepare students for employment opportunities in their chosen careers.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2014 compared to year ended December 31, 2013 — Sales and operating profit by division — Growth” for a discussion of developments during 2014 with respect to this segment.

Core Markets

Our biggest core markets are the UK, Australia, Germany, France, the Benelux countries and Italy. These are countries where we work closely with educators and policy makers to improve learning through creating curriculum, designing assessments and developing digital learning systems. Additionally we have around 100 other ‘Partner’ markets, where we do not have scale ourselves, so we collaborate with others who share our values and commitment to efficacy to maximize reach and impact.

In the UK school market, we are the largest awarding organization offering academic and vocational qualifications that are globally recognised and benchmarked, with educational excellence rooted in names like Edexcel, BTEC and LCCI. Learners take our qualifications in more than 80 countries worldwide. We use our online marking technology to mark over 97% of examination papers and our ResultsPlus service provides detailed analysis of every learner’s examination results. We are also driving innovation through digital products such as Bug Club and ActiveLearn, and supporting skills for employability for progression in study, work and life.

Through Pearson College we are the only FTSE 100 company delivering degrees in the UK. Our students get the chance to learn from leading employers as well as experienced academics and subject experts, in the heart of a 21st Century business.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2014 compared to year ended December 31, 2013 — Sales and operating profit by division — Core” for a discussion of developments during 2014 with respect to this segment.

The details below describe our professional line of business, which is geographically spread over the three above segments.

The Financial Times (FT) is one of the world’s leading news organisations, recognised globally for its authority, integrity and accuracy. The FT provides a broad range of essential services, including news, comment, data and analysis, to a growing audience of internationally minded professionals. The FT is comprised of the FT newspaper and FT.com, Financial Publishing, FT Chinese, FT Labs, and Medley Global Advisors. The FT Group also has a number of associates and joint ventures including a 50% interest in The Economist Group, a publisher of one of the world’s leading weekly business and current affairs magazines.

Our professional testing business, Pearson VUE (VUE), is a global leader in electronic testing for regulatory and certification boards, providing a full suite of services from test development to test delivery and data management. Pearson VUE offers exams through an extensive network of over 7,200 test centres across 194 countries, delivering the NCLEX exam for the National Council of State Boards of Nursing, the GMAT for the Graduate Management Admissions Council and numerous IT exams such as Cisco and CompTIA. In the UK Pearson VUE works with the DVSA to deliver the Driver Theory Test and the Construction Industry Training Board (CITB).

Pearson VUE also includes Certiport, the world-leader in IT performance-based exams delivered through a global network of academic test centres, and GED Testing Service, a joint venture with the American Council on Education to deliver a leading high school equivalency exam.

Pearson’s English assets make the company the world’s largest English language learning business. More than 1.5 million teachers and 35 million students use our English language learning resources and tools each year. The businesses in Pearson’s English division include: Wall Street English (centre-based learning for consumers); ELT (institutional English language publications including brands such as Longman) and Pearson English Business Solutions (online business English learning solutions).

In 2014 Pearson English released the Global Scale of English, the world’s first common, global benchmark of English language learning. It measures English language progress on a numeric scale in a way that is consistent, granular and actionable for governments, corporates, academics, institutions and learners. The Scale has been created as the Open Standard for English that meets a global need.

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

In 2014, our share of Penguin Random House profit after tax as of December 31, 2014 was £35m.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2014 compared to year ended December 31, 2013 — Sales and operating profit by division — Consumer Publishing” for a discussion of developments during 2014 with respect to Penguin Random House.

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

Particularly for the North American businesses, there are well established cycles operating in the market:

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

The Core and Growth markets operate in a similar way although often with less formal ‘adoption’ processes.

The operating cycles in respect of our professional line of business are more specialized in nature as they relate to educational or heavy reference products released into smaller markets (e.g. the financial training, IT and travel sectors). Nevertheless, in these markets, there is still a regular cycle of product renewal, in line with demand which management monitor. Typically the life cycle is 5 years for Professional content. Elsewhere in the Group operating cycles are typically less than one year.

Competition

Pearson’s businesses operate in highly competitive environments.

Pearson competes with other publishers and creators of educational materials and services. These companies include publishers such as Cengage Learning, McGraw-Hill and Houghton Mifflin Harcourt, and services companies, such as K-12 Inc and ETS, alongside smaller niche players that specialize in a particular academic discipline or focus on a learning technology. Competition is based on the ability to deliver quality products and services that address the specified curriculum needs and appeal to the school boards, educators and government officials making purchasing decisions.

In addition, the FT Group competes with newspapers and other information sources, such as The Wall Street Journal, by offering timely and expert journalism and market intelligence. It competes for advertisers with other forms of media based on the ability to offer an effective means for advertisers to reach their target audience.

Intellectual property

Our principal intellectual property assets consist of our trademarks and other rights in our brand names, particularly the Financial Times and the various imprints of our educational materials, as well as all copyrights for our content and our patents held in the testing business in the name of NCS Pearson. We believe we have taken all appropriate available legal steps to protect our intellectual property in all relevant jurisdictions.

Raw materials

Paper is the principal raw material used by Pearson. We purchase most of our paper through our Global Sourcing department located in the United States. We have not experienced and do not anticipate difficulty in obtaining adequate supplies of paper for our operations, with sourcing available from numerous suppliers. While local prices fluctuate depending upon local market conditions, we have not experienced extensive volatility in fulfilling paper requirements. In the event of a sharp increase in paper prices, we have a number of alternatives to minimize the impact on our operating margins, including modifying the grades of paper used in production.

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

The US Iran Threat Reduction and Syria Human Rights Act of 2012 requires US-listed companies to disclose information relating to certain transactions with Iran, even when such transactions were in accordance with applicable laws. In 2014, certain non-US Group companies in compliance with applicable law provided subscriptions to the Financial Times newspaper to Iranian individuals, a subscription to an FT Group publication to an Iranian bank and accepted advertising in an FT Group publication from several Iranian banks. The gross revenues to the Group from these activities were approximately £54,000, and we estimate the net profit was approximately £6,000. In 2014, certain non-US Group companies in compliance with applicable law incurred approximately £65,000 of cost in relation to journalistic activities and the establishment of a news bureau. The Group may undertake similar activities in future periods in accordance with applicable law.

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

Recent developments

There were no material events after the balance sheet date.

Organizational structure

Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of our significant subsidiaries and associates as at December 31, 2014, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

Name	Country of incorporation/residence	Percentage interest/voting power
Pearson Education Inc.	United States (Delaware)	100%
Pearson Education Ltd.	England and Wales	100%
NCS Pearson Inc.	United States (Minnesota)	100%
The Financial Times Ltd.	England and Wales	100%
Penguin Random House LLC.	United States (Delaware)	47%
Penguin Random House Ltd.	England and Wales	47%

Property, plant and equipment

Our headquarters are located at leasehold premises in London, England. We own or lease approximately 1,150 properties, including approximately 700 testing/teaching centers in over 60 countries worldwide, the majority of which are located in the United Kingdom, the United States and China.

The properties owned and leased by us consist mainly of offices, distribution centers and computer testing/teaching centers.

The vast majority of our printing is carried out by third party suppliers. We operate a small digital print operation as part of our Pearson Assessment & Testing businesses which provides short-run and print-on-demand products, typically custom client applications.

We own the following principal properties at December 31, 2014:

General use of property	Location	Area in square feet
Office	Iowa City, Iowa, USA	312,760
Warehouse/Office	Old Tappan, New Jersey, USA	212,041
Warehouse/Office	Cedar Rapids, Iowa, USA	205,000
Office	Southwark, London, UK	155,000
Office	Hadley, Massachusetts, USA	137,070
Printing	Owatonna, Minnesota, USA	128,000

We lease the following principal properties at December 31, 2014:

General use of property	Location	Area in square feet
Warehouse/Office	Lebanon, Indiana, USA	1,091,435
Warehouse/Office	Cranbury, New Jersey, USA	886,747
Warehouse/Office	Indianapolis, Indiana, USA	737,850
Office	Upper Saddle River, New Jersey, USA	474,801
Office	Hoboken, New Jersey, USA	422,686
Office	New York City, New York, USA	313,285
Office	London, UK	282,923
Warehouse/Office	Newmarket, Ontario, Canada	278,912
Warehouse/Office	San Antonio, Texas, USA	228,285
Warehouse/Office	Austin, Texas, USA	226,076
Office	Boston, Massachusetts, USA	225,299
Office	Noida, India	192,122
Office	Glenview, Illinois, USA	187,500
Warehouse/Office	Bedfordshire, UK	186,570
Office	Bloomington, Minnesota, USA	167,218
Warehouse/Office	Cape Town, South Africa	160,387
Warehouse/Office	Uttar Pradesh, India	145,041
Office	Manchester, UK	139,680
Office	Boston, Massachusetts, USA	138,112
Office	Harlow, UK	137,857
Office	Chandler, Arizona, USA	135,460
Warehouse	Sao Paulo, Brazil	132,331
Teaching Centre	Midrand, South Africa	130,117
Warehouse/Office	Cedar Rapids, Iowa, USA	119,682
Office	Centennial, Colorado, USA	117,554
Warehouse	Naucalpan, Mexico	113,638
Teaching Centre	Pretoria, South Africa	105,241
Call Center/Office	Lawrence, Kansas, USA	105,000

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for description of the Company’s capital expenditure.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

The Company has not received, 180 days or more before the end of the 2014 fiscal year, any written comments from the Securities and Exchange Commission staff regarding its periodic reports under the Exchange Act which remain unresolved.

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

General overview

Introduction

From January 1, 2014 Pearson has reorganised and is reporting new segments to reflect the new structure and operating model. The primary segments for management and reporting are geographical as follows: North America, comprising the School, Higher Education and Professional businesses in US and Canada; Growth, comprising the School, Higher Education and Professional businesses in emerging markets which are investment priorities, including Brazil, China, India and South Africa; and Core, comprising the School, Higher Education and Professional businesses in more mature markets, including the UK, Australia and Italy. In addition Pearson separately reports on an equity basis the results from its Penguin Random House (PRH) associate.

All figures for 2013 have been restated to reflect the new segments. Revenue figures only have been restated in 2012 and it is impracticable to restate profit figures for this year. The change in management structure was anticipated in 2013 and systems and reporting were updated for the proposed change, however the information is not available for reporting 2012 results under the new management structure.

Our discussion in “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2014 compared to year ended December 31, 2013 — Sales and operating profit by division” discusses results under the new management and segmental reporting structure for both years. Our discussion in “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2013 compared to year ended December 31, 2012 — Sales and operating profit by division” addresses a comparison of overall results, divisional revenue and a discussion on performance of divisions based on products and geographies that approximate the new segments.

In July 2013, Pearson and Bertelsmann completed a transaction to create a new consumer publishing business by combining Penguin and Random House, and from that point, Pearson no longer controlled the Penguin Group of companies. Pearson accounts for its 47% associate interest in the new Penguin Random House venture on the equity basis. The results for Penguin in 2012 and the first half of 2013 have been included in discontinued operations. The share of results from the associate interest in the Penguin Random House venture arising in the second half of 2013, and in 2014 has been included in operating profits in continuing operations.

On November 29, 2013 Pearson announced the sale of the Mergermarket Group to BC Partners. The sale was completed on February 4, 2014 and the Mergermarket business was classified as held for sale on the balance sheet at December 31, 2013. Mergermarket’s results for 2014, 2013 and 2012 have been included in discontinued operations.

Sales from continuing operations declined from £5,069m in 2013 to £4,874m in 2014, a decrease of £195m or 4%. This year on year decline was largely due to currency movements, primarily the strength of sterling relative to the US dollar during the year. In 2014 currency movements decreased sales by £272m when compared to the equivalent figures at constant 2013 rates. When measured at 2013 constant exchange rates, our sales grew 2%.

Reported operating profit (from continuing operations) decreased by £60m or 13% from £458m in 2013 to £398m in 2014. In 2014 our operating profit included a £77m write down of the balance sheet value of intangibles in our Indian business, a £38m loss on disposal of our stake in Nook Media and a £40m gain on the disposal of our stakes in Safari Books Online and CourseSmart. Gross restructuring costs in 2014 were £84m compared with £176m in 2013, offset by estimated net benefits in-year of £40m in 2014 and £41m in 2013. Currency movements adversely affected operating profit, and we estimate that operating profit would have been approximately £36m higher if translated at constant 2013 exchange rates.

Profit before taxation in 2014 of £305m compared to a profit before taxation of £382m in 2013. The decrease of £77m reflects the £60m decrease on reported operating profit identified above, plus an increase in net finance costs of £17m from £76m in 2013 to £93m in 2014. The Group’s net interest payable decreased from £72m in 2013 to £64m in 2014, mainly due to the impact of foreign exchange translation and additional interest receivable on cash balances held overseas which offset the effect of higher average net debt levels in the period. Also included in net finance costs are finance costs on put options and deferred consideration associated with acquisitions, foreign exchange and other gains and losses. In 2014 the total of these items was a loss of £29m compared to a loss of £4m in 2013. Both the losses in 2014 and 2013 mainly relate to foreign exchange differences on un-hedged cash and cash equivalents, and other financial instruments.

Net cash generated from operations increased to £704m in 2014 from £684m in 2013. The principal reasons for the increased cash flow were due to improved working capital from deferred revenue growth, partly offset by increased investment levels and ongoing restructuring charges. Our average working capital to sales ratio improved by 1.1 percentage points to 12.3% reflecting lower inventory levels and the absence of Penguin. Average working capital comprises the average of the monthly carrying values over the relevant 12 month period for inventory, pre-publication costs, debtors and creditors, including deferred revenue. Net interest paid at £73m in 2014 was in line with the £73m paid in 2013. Tax paid in 2014 was £163m compared to £246m in 2013. Tax paid in 2013 was unusually high as a result of the permitted deferral of US tax payments in 2012 following Hurricane Sandy. These payments were subsequently made in 2013 and were accompanied by additional payments arising from settlements with tax authorities including £55m relating to prior year disposals. Net capital expenditure on property, plant and equipment after proceeds from sales decreased to £66m in 2014 from £90m in 2013. The net cash outflow in respect of businesses and investments acquired was £463m in 2014, the majority of which related to the acquisition of Grupo Multi, and £122m in 2013. The net cash inflow in respect of businesses and investments disposed was £375m in 2014, primarily in respect of the Mergermarket sale, and was an outflow of £128m in 2013 due to the cash disposed with the Penguin business and the transaction costs on the formation of the venture. Dividends from joint ventures and associates increased from £64m in 2013 to £120m in 2014 due to dividends received only in the second half of 2013 from the Penguin Random House venture compared to a full year in 2014. Dividends paid of £398m in 2014 (including £1m paid to non-controlling interests) compares to £372m in 2013 (no amounts paid to non-controlling interests). Overall the Group’s net borrowings rose from £1,379m at the end of 2013 to £1,639m at the end of 2014. The increase in net debt was due to the strengthening of the US dollar relative to sterling and the acquisition of Grupo Multi, partly offset by the disposal of Mergermarket, fewer restructuring charges, improved working capital, the growth in deferred revenue and an increased dividend from Penguin Random House.

Outlook

In 2014 we completed the major restructuring and product investment programme, initiated in 2013, designed to accelerate Pearson’s shift towards significant growth opportunities in digital, services and fast-growing economies. We believe this will provide Pearson with a significantly larger market opportunity, a sharper focus on the fastest-growing markets and stronger financial returns. In 2015, we are returning to more normal levels of restructuring expenditure. We will benefit from the absence of £44m of exceptional net restructuring charges expensed in 2014 and we still expect to generate £45m of incremental cost savings in 2015. These benefits will be partly offset by normal levels of net restructuring of approximately £30m in 2015.

We continue to expect that cyclical and policy related factors stabilise in 2015. In North America, our largest market, we expect growth in online higher education services and VUE (our professional assessments business) and, with more stable college enrollments and a slower new edition year, learning services to be broadly level. In school, while the possibility of further policy related disruption remains, we expect greater stability in learning services and assessments with growth in virtual schools.

In our Core markets (which include the UK, Italy and Australia), we expect trading conditions to stabilise in the UK, growth in inside services to broadly offset declines in learning services in Australia, and sustained share in Italy following share gains in 2014. We expect the Financial Times to continue to benefit from, and invest in, its digital transition.

In our Growth markets (which include Brazil, China, India and South Africa), we expect good growth in China in our English Language Learning adult and test preparation businesses and continued stability in learning services; in Brazil, we expect a better year in our sistemas business and good growth in our English Language Learning franchises; and in South Africa we expect a more stable year in learning services with modest growth in higher education direct delivery.

We benefited for many years from the synergies created by integrating Penguin into our shared services operations. Following the transition of Penguin from Pearson services during 2014, some shared services costs remain with Pearson without associated revenues. We estimate these shared services costs at approximately £30m. We can reduce this somewhat over time which will be captured in our normal levels of restructuring.

Pearson has initiated a process to explore a possible sale of PowerSchool and our other Student Information Systems businesses including PowerSchool SMS, Gradespeed, and eSIS Forms. This process is at an early stage and there is no certainty that it will lead to a transaction.

Sales information by segment

The following table shows sales information for each of the past three years segment:

	Year Ended December 31
	2014	2013	2012
	£m	£m	£m
North America	2,974	3,073	2,942
Core	1,154	1,258	1,323
Growth	746	738	694

Total continuing operations	4,874	5,069	4,959

Discontinued operations	9	621	1,153

Total	4,883	5,690	6,112

Sales information by geographic market supplied

The following table shows sales information for each of the past three years by geographic region:

	Year Ended December 31
	2014	2013	2012
	£m	£m	£m
Continuing operations
European countries	957	1,015	1,055
North America	2,936	3,041	2,900
Asia Pacific	598	624	633
Other countries	383	389	371

Total continuing operations	4,874	5,069	4,959

Discontinued operations
European countries	4	146	279
North America	4	393	704
Asia Pacific	1	74	153
Other countries	—	8	17

Total discontinued operations	9	621	1,153

Total	4,883	5,690	6,112

In the table above sales are allocated based on the country in which the customer is located.

Exchange rate fluctuations

We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was £1:$1.65 in 2014, £1:$1.57 in 2013 and £1:$1.59 in 2012. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. In 2014, Pearson generated 58% of its continuing sales in the US (2013: 57%; 2012: 56%). In 2014 we estimate that a five cent change in the average exchange rate between the US dollar and sterling would have had an impact on our reported earnings per share of 1.3p and a five cent change in the closing exchange rate between the US dollar and sterling would have had an impact on shareholders’ funds of approximately £143m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information. The year-end US dollar rate for 2014 was £1:$1.56 compared to £1:$1.66 for 2013 and £1:$1.63 for 2012. The total impact on shareholders’ funds of foreign exchange translation was a gain of £175m in 2014 compared to a loss of £217m in 2013. These net movements are principally due to movements in the US dollar as a significant portion of the Group’s operations are in the US.

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

Results of operations

Year ended December 31, 2014 compared to year ended December 31, 2013

Consolidated results of operations

Sales

Our total sales from continuing operations decreased by £195m, or 4%, from £5,069m in 2013, to £4,874m in 2014. The overall decrease reflected growth on a constant exchange rate basis of 2% together with additional contributions from acquisitions, which was more than offset by the impact of currency movements. The 2014 sales, translated at 2013 average exchange rates, would have been £272m more at £5,146m.

North America sales declined by £99m or 3% from £3,073m to £2,974m, due to the strengthening of sterling against the US dollar. We estimate that after excluding acquisitions and disposals and the impact of exchange, North America sales growth was 2% in 2014 compared to 2013. North America continued to be the most significant source of our sales and as a proportion of sales contributed 61% in both 2014 and 2013. Revenue growth in Connections Education, VUE, Clinical and Higher Education was partially offset by declines in School learning services and State assessments.

Core sales declined by £104m or 8% from £1,258m in 2013 to £1,154m in 2014. We estimate that after excluding acquisitions and disposals and the impact of exchange, Core sales declined by 5%. Modest growth in Italy and good growth at VUE was offset by declines in UK assessment revenues, due to the impact of policy changes on our UK school qualifications business and reduction in partner market revenues, due to divestments and a move to distributor models implemented in 2013. FT revenues were broadly level at constant exchange rates, with digital content growth offset by declines in print content and advertising.

Growth sales increased by £8m or 1% from £738m in 2013 to £746m in 2014, despite the strength of sterling against key emerging market currencies. We estimate that after excluding both the impact of exchange rates sales grew by 11%, benefiting from the acquisition of Grupo Multi, and after excluding the impact of exchange rates and acquisitions and disposals declined by 1% primarily due to the phasing of purchasing and a stronger school textbook adoption in South Africa in 2013. Growing English Language Learning enrolments in China and college enrolments in Saudi Arabia and South Africa were offset by a smaller school textbook market in South Africa, lower revenues in Brazil from sistemas, and ELT and higher education textbooks.

Cost of goods sold and operating expenses

The following table summarizes our cost of sales and net operating expenses:

	Year Ended December 31
	2014	2013
	£m	£m
Cost of goods sold	2,202	2,312
Operating expenses
Distribution costs	87	90
Selling, marketing and product development costs	963	1,027
Administrative and other expenses	1,315	1,162
Restructuring costs	84	176
Other net gains and losses	(2)	16
Other income	(122)	(118)

Total operating expenses	2,325	2,353

Cost of goods sold. Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges, the cost of service provision in the assessment and testing business and the cost of teaching and facilities in direct delivery businesses. Our cost of sales decreased by £110m, or 5%, from £2,312m in 2013, to £2,202m in 2014. The decrease corresponds primarily to the decrease in sales, with cost of sales at 45.2% of sales in 2014 compared to 45.6% in 2013.

Distribution costs. Distribution costs consist primarily of shipping costs, postage and packing. Distribution costs decreased due to the shift to digital and services products.

Selling, marketing and product development costs. Our selling, marketing and product development costs decreased by £64m or 6% from £1,027m in 2013 to £963m in 2014. As a percentage of sales these costs were relatively consistent at 19.8% in 2014 and 20.3% in 2013, reflecting some benefits of restructuring and the effect of foreign exchange.

Administrative and other expenses. Our administrative and other expenses increased by £153m or 13% from £1,162m in 2013 to £1,315m in 2014 due to increased intangible amortisation and an impairment of £77m on the balance sheet value of our Indian business.

Restructuring costs. Restructuring costs related to the transformation and restructure of Pearson in 2014 were £84m compared with £176m in 2013.

Other net gains and losses. Included in other net gains and losses in 2014 are gains on the sale of joint venture interests in Safari Books Online and CourseSmart totaling £40m and a loss on the disposal of an investment in Nook Media of £38m. Included in 2013 is a loss on the disposal of the Japanese school and local publishing assets.

Other income. Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions, together with the service fee income from Penguin Random House. Other operating income increased to £122m in 2014 compared to £118m in 2013 due to a full year of Penguin Random House service fee income of £41m in 2014 compared with a half year of income of £28m in 2013, offset by a decrease in gains on minor asset disposals in 2014 compared with 2013.

Share of results of joint ventures and associates

The contribution from our joint ventures and associates decreased by £3m to £51m in 2014 from £54m in 2013. The increase in contribution from Penguin Random House was more than offset by intangible amortisation and a decrease in the Economist contribution.

Operating profit

Operating profit decreased by £60m or 13% from £458m in 2013 to £398m in 2014. In 2014 our operating profit included a £77m write down of the balance sheet value of intangibles in our Indian business, a £38m loss on disposal of our stake in Nook Media and a £40m gain on the disposal of our stake in Safari Books Online and CourseSmart. Gross restructuring costs in 2014 were £84m compared with £176m in 2013, offset by estimated net benefits in-year of £40m in 2014 and £41m in 2013. Currency movements adversely affected operating profit, and we estimate that operating profit would have been approximately £36m higher if translated at constant 2013 exchange rates.

Net finance costs

Net finance costs increased from £76m in 2013 to £93m in 2014. Net interest payable decreased from £72m in 2013 to £64m in 2014. Although our fixed rate policy reduces the impact of changes in market interest rates, we were still able to benefit from low average US dollar and sterling interest rates during the year. Year-on-year, average three month LIBOR (weighted for the Group’s net borrowings in US dollars and sterling at each year end) fell by 0.1% to 0.2%. This decrease in floating market interest rates, along with the impact of foreign exchange translation and additional interest receivable on cash balances held overseas, more than offset the effect of higher levels of average net debt in the period. These factors contributed to the overall decrease in the Group’s average net interest payable from 4.8% to 3.6%. The Group’s average net debt rose by £260m, largely as a result of net acquisition activity and the translation of our predominantly US dollar debt.

Other net finance costs are finance income and costs on retirement benefits, finance costs on put options and deferred consideration associated with acquisitions, foreign exchange and other gains and losses. In 2014 the total of these items was a loss of £29m compared to a loss of £4m in 2013. Both the losses in 2014 and 2013 mainly relate to foreign exchange differences on un-hedged cash and cash equivalents and other financial instruments. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Taxation

The total tax charge in 2014 of £63m represents 20.7% of pre-tax profits compared to a charge of £87m or 22.8% of pre-tax profits in 2013. Our overseas profits, which arise mainly in the US, are largely subject to tax at higher rates than that in the UK (which had an effective statutory rate of 21.5% in 2014 and 23.25% in 2013). The decrease in the tax rate is mainly due to tax benefits arising on the increase in intangible charges partly offset by adjustment arising from settlements with tax authorities.

Non-controlling interest

There are non-controlling interests in the Group’s businesses in South Africa, China and India although none of these are material to the Group numbers. During 2013 some of the minorities in South Africa and India were bought out, further reducing the impact of these interests in 2014.

Discontinued operations

In October 2012, Pearson and Bertelsmann announced an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction completed on July 1, 2013 and from that point, Pearson no longer controlled the Penguin Group of companies and has equity accounted for its 47% associate interest in the new Penguin Random House venture.

The loss of control resulted in the Penguin business being classified as held for sale on the Pearson balance sheet June 30, 2013 and a subsequent gain on sale of £202m was reported in the second half of 2013. Included in the gain reported in 2013 was a provision for amounts payable to Bertelsmann upon settlement of the transfer of pension liabilities to Penguin Random House. During 2014 it was decided that this transfer would not go ahead as planned and the costs have been credited back in the £29m gain reported against the disposal in 2014.

The results for Penguin in the first half of 2013 and the gains reported in both 2013 and 2014 have been included in discontinued operations. The share of results from the associate interest in the Penguin Random House venture arising in the second half of 2013 and in 2014 has been included in operating profit in continuing operations.

On November 29, 2013 we announced the sale of the Mergermarket Group to BC Partners. The sale was completed on February 4, 2014 and resulted in a gain of £198m after tax. The Mergermarket business has been classified as held for sale on the balance sheet at December 31, 2013 and the gain and the results for 2012, 2013 and 2014 have been included in discontinued operations.

Profit for the year

The profit for the financial year in 2014 was £470m compared to a profit in 2013 of £539m. The 2014 profit includes a gain on sale of Mergermarket of £198m and the 2013 profit includes a gain on the sale of Penguin of £202m, as described above.

Earnings per ordinary share

The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 58.1p in 2014 compared to 66.6p in 2013 based on a weighted average number of shares in issue of 810.9m in 2014 and 807.8m in 2013. The decrease in earnings per share was due to the decrease in profit for 2014 described above and was not significantly affected by the movement in the weighted average number of shares.

The diluted earnings per ordinary share of 58.0p in 2014 and 66.5p in 2013 was not significantly different from the basic earnings per share in those years as the effect of dilutive share options was again not significant.

Exchange rate fluctuations

Currency movement reduced sales by £272m and reduced operating profit by £36m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and operating profit by segment

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

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2014
£m	North America	Core	Growth	PRH	Continuing	Discontinued	Total
Sales	2,974	1,154	746	—	4,874	9	4,883
	61%	24%	15%	—	100%
Total operating profit	354	129	(100)	15	398	2	400
	89%	32%	(25%)	4%	100%

Add back:
Other net gains and losses	(2)	—	—	—	(2)	—	(2)
Acquisition costs	2	1	3	—	6	—	6
Intangible charges	110	22	132	54	318	—	318

Adjusted operating profit: continuing operations	464	152	35	69	720	—	720
Adjusted operating profit: discontinued operations	—	—	—	—	—	2	2

Total adjusted operating profit	464	152	35	69	720	2	722

	64%	21%	5%	10%	100%	0%	100%

	Year Ended December 31, 2013
£m	North America	Core	Growth	PRH	Continuing	Discontinued	Total
Sales	3,073	1,258	738	—	5,069	621	5,690
	61%	25%	14%	—	100%
Total operating profit	366	74	(2)	20	458	52	510
	80%	16%	0%	4%	100%

Add back:
Other net gains and losses	—	16	—	—	16	—	16
Acquisition costs	2	3	7	—	12	—	12
Intangible charges	106	27	33	30	196	2	198

Adjusted operating profit: continuing operations	474	120	38	50	682	—	682
Adjusted operating profit: discontinued operations	—	—	—	—	—	54	54

Total adjusted operating profit	474	120	38	50	682	54	736

	65%	16%	5%	7%	93%	7%	100%

North America

North America sales declined by £99m, or 3%, from £3,073m in 2013, to £2,974m in 2014 and adjusted operating profit decreased by £10m, or 2%, from £474m in 2013 to £464m in 2014. The decline in headline terms was a result of currency movements due to the strengthening of sterling against the US dollar. At constant exchange and after taking account of the contribution from acquisitions, sales grew by 2% and adjusted profits by 5% reflecting revenue mix, lower returns provision, reduced US pension costs and lower restructuring charges.

In our statutory results, we recognised a £38m loss on disposal of our 5% stake in Nook Media and a £40m gain on the disposal of our stakes in Safari Books Online and CourseSmart.

Overall adjusted operating margins in the North America business were consistent in 2014 at 15.6% compared to 15.4% in 2013.

North America — School

In school, good growth in Connections Education, our virtual schools business, was offset by declines in our State Assessments business due to the impact of legislative change in Texas and California, and in learning services due to some loss of market share, revenue deferral on blended programmes and softness in the Open Territories.

Connections Education served over 62,000 Full Time Equivalent students in 2014 through full-time virtual and blended programmes, up more than 15% from 2013. Three new full-time virtual public schools were launched in 2014 and an additional one will launch in 2015. At full-time virtual schools supported by Connections Education, virtual students consistently outperform their virtual school peers on state standardised tests. Students at College Park Academy, a blended school in Maryland using the Connections Education curriculum, scored significantly higher than their in-state peers in reading and math in the Maryland School Assessment (MSA) for 6th and 7th Grades.

In State and National Assessments, high stakes online test volumes grew strongly, up 40% on 2013 to 11 million, as customers transitioned to computer-based testing. Paper-based high stakes test volumes declined 17% to 32 million, in part due to the growth of computer-based testing, but also the impact of legislative changes in Texas and California. We were awarded contract to administer Partnership for Assessment of Readiness for

College and Careers (PARCC) assessments in 11 states and extended our contracts to administer Virginia Standards of Learning (SOL) Assessments and the Maryland High School Assessment. We will continue to administer the Florida Comprehensive Assessment Test (FCAT) until summer 2016.

Clinical Assessment grew strongly, benefiting from the launch of the fifth edition of the Wechsler Intelligence Scale for Children (WISC-V) and strong growth in Q-Interactive, where early studies are showing good improvements in mental health professional productivity and student engagement levels.

Learning services revenues declined due to the impact of revenue deferrals from blended digital programmes and a loss of market share, with a weaker performance in Grades 6-8 Science and Math in Texas, and Grades 6-12 Literature and Grades 6-8 Math in Florida only partly offset by a stronger performance in K-6 Math in Texas, Grades 6-12 Social Studies in Tennessee and Grades K-6 Math in California. We won an estimated 25% of the total new adoptions market (of $910m in 2014). enVisionMATH, which now has the largest installed base of elementary students in the US, continues to drive significant improvements in student computation and problem solving.

North America — Higher Education

In Higher Education, total college enrolments fell by 1.3%. Career enrolments in two-year public (community) and four-year-for-profit colleges declined 3%, with rising employment rates and regulatory change affecting the for-profit and developmental learning sectors.

Learning services grew modestly, primarily due to market share gains, continued growth in digital courseware registrations, a stronger new edition cycle and less pronounced seasonality. MyLab registrations in North America grew 3% to almost 11 million. Lecturer generated case studies indicate that the use of MyLab programmes, as part of a broader course redesign, can support improvements in student test scores. We launched REVEL, which combines trusted content with interactive videos, quizzes, a mobile user interface, study tools, assignment calendar and performance dashboard for 17 humanities and social sciences subjects. The launch of REVEL is the first of numerous product lines taking advantage of our new cloud-based mobile-ready, and data analytics capabilities. New editions launched in 2014 included Tro, The Structures and Properties of Chemistry; Acemoglu, Laibson and List, Economics; and Pearson Writer, an application built for mobile devices that helps students in developing writing skills. We published a range of digital titles for The Boy Scouts of America and implemented a new digital curriculum incorporating enhanced Merit Badge programmes in subjects including Robotics, Digital Technology and First Aid for the organisation’s 2.7 million youth members.

Pearson On Line Services, where we run fully online undergraduate and graduate learning programmes and earn certain revenues based on the success of the students and the institution, grew course enrolments by 22% during the year with continued strong growth in programmes at Arizona State University Online and University of Florida Online. We signed new programmes with Bradley University, to create five online graduate degree programmes in nursing and counselling, and University of Texas at Austin, Dana Center where we are partnering for the web delivery of math courses for its New Mathways Project (NMP), which will become part of a state-wide reform initiative in a collaboration between Dana Center and the Texas Association of Community Colleges. We expanded our collaboration with the American Health Information Management Association (AHIMA) to administer its online education business, which serves AHIMA’s 71,000 members including 10,000 higher education students each year. We now provide our learning management system hosting 100 courses based on AHIMA content; technical support; a next generation Virtual Lab Product; and are launching a Coding Basics course combining AHIMA and Pearson content.

North America — Professional

At VUE, global test volumes grew 9% year-on-year to almost 13 million boosted by continued growth in IT, State Regulatory and Professional certifications. New contracts include a deal to administer the Microsoft

Certified Professional (MCP) Program globally, which significantly expands our existing partnership with Microsoft through Certiport’s Microsoft Office Specialist (MOS) and Microsoft Technology Associate (MTA) exams.

Core

Sales in our Core markets decreased by £104m, or 8%, from £1,258m in 2013 to £1,154 in 2014 while adjusted operating profit increased by £32m, or 27%, from £120m in 2013 to £152m in 2014. At constant exchange and after taking account of the contribution from acquisitions there was decline in sales of 5%. At constant exchange and after taking account of the contribution from acquisitions there was growth in profits of 31% driven by the benefits of restructuring actions taken over the last two years in all markets and by profit growth at the FT. Overall adjusted operating margins in the Core markets increased from 9.5% in 2013 to 13.2% in 2014.

Core — School

In the UK, qualifications have been impacted by government policy, where changes to accountability measures and a shift to end of course assessments in GCSE have led to a 21% decline in BTECs and 11% decline in General Qualifications in the year. We marked almost four million National Curriculum Tests (NCT), up 24% on 2013. Our contract to administer the NCT was extended to 2017. More than 4,600 schools, with almost 850,000 children, now subscribe to at least one of the Bug Club services, our primary school blended reading programme.

In Australia, we benefited from a stronger adoption year and the launch of the locally standardised version of the Wechsler Pre and Primary Scales of Intelligence (fourth edition). In Italy, we gained share in both primary and secondary with new titles combined with professional development and online cross-curricula support. In primary, we developed Top Secret and adapted Our Discovery Island English Language Learning programmes. In secondary, we extended our market leadership in the Humanities.

Revenues declined significantly in our partner markets due to challenging market conditions in Africa and Scandinavia and with the move to a distributor model in certain markets. We disposed of our local schools lists in the Caribbean as we continue to focus on our largest global geographic opportunities.

Core — Higher Education

In the UK, our learning services revenues declined, primarily due to enrolment contraction following policy changes in the vocational markets. We continue to invest to build Pearson College and graduated our first 32 students during the year. Pearson College was one of only four private colleges to pass Quality Assurance Agency review the first time.

In Australia, learning services revenues grew modestly benefiting from growth in core subjects, such as Biology, and direct-to-institution sales of digital learning products offset by our exit from vocational publishing. Monash Online, our collaboration with Monash University, continues to show good growth and will launch additional courses in the second half of 2015. In addition we collaborated with another leading university in Australia to provide course development, recruitment, enrolment, and student support services for post-graduate courses.

Core — Professional

At VUE, test volumes grew strongly following the successful launch of a new contract with CPA Australia to deliver Professional exams and continued good growth in the UK Driving Theory test volumes. We will continue to deliver our UK contract to administer the Driving Theory test for DVSA until September 2016. VUE entered into ten year partnerships with the Chartered Institute of Management Accountants (CIMA) and the Association of Chartered Certified Accountants (ACCA) in the UK to transform a selection of their exams from pen and paper to computer-based testing.

At the Financial Times Group, the FT grew its total circulation by 10% year-on-year to a record high of nearly 720,000 across print and online. Digital subscriptions increased 21% year-on-year to almost 504,000 and now represent 70% of the FT’s total paying audience. The strong digital circulation growth offset continued structural declines in print content and advertising, where the FT continues to take market share.

Product innovation and launches, including an FT Weekend app, daily FirstFT briefing with editors’ selection of essential news and comment from across the web, ‘follow the author’ alerts and a new FT Android App continue to result in steady growth in mobile usage and time spent on FT.com. Mobile is the fastest growing channel. We launched the FT/IE Corporate Learning Alliance, a joint venture with IE Business School, which provides premium custom learning to business leaders around the globe. The partnership connects the academic excellence of prominent business schools with the FT’s award-winning journalism and insight into real world and real-time business challenges.

The contribution from The Economist Group was lower due to a decline in advertising revenue, a weaker US dollar and lower profits at CQ Roll Call. The circulation of The Economist remains robust at 1.6 million, with an increase of 23% in digital subscriptions. The Economist’s new daily app, Espresso, was downloaded almost 400,000 times. The Group’s content marketing services continue to grow, with revenue increasing by 20% at constant exchange rates.

Growth

Growth sales increased by £8m, or 1%, to £746m in 2014 from £738m in 2013. Adjusted operating profit decreased by £3m or 8% to £35m in 2014, from £38m in 2013. This reflected a benefit from the acquisition of Grupo Multi offset by a slower adoption year in South Africa, launch costs associated with our new vocational colleges and a contract provision in Saudi Arabia, and weaker revenues and restructuring costs in Brazil.

In our statutory results we wrote down the balance sheet value of our Indian business by £77m largely reflecting the reduced value of online tutoring which was primarily focused on the US market.

Overall adjusted operating margins in the Growth markets were lower at 4.7% in 2014 compared to 5.1% in 2013.

Growth — School

In South Africa we performed well, competitively maintaining our market share of the School textbook market, but volumes declined significantly to more normal levels following a large adoption year, and significant share gains, in 2013.

In Brazil, enrolments in our sistemas were down 3% to 481,000 with growth in our public sistemas (NAME) offset by declines in our private sistemas as we combined our three sales forces into one. 72% of the municipalities that adopted NAME for lower secondary education showed improvement in their IDEB score, Brazil’s federally established measure of educational quality.

Growth — Higher Education

In South Africa student enrolments in CTI/MGI our private network of higher education institutions, grew by 15% to 13,400 across 13 campuses.

In Mexico, our fully accredited online university partnership, UTEL, increased the number of students enrolled from under 5,000 last year to more than 9,000 in 2014 as a result of improved consumer marketing efforts and better student retention.

In India, higher education revenues declined due to higher levels of returns.

Growth — Professional

In Pearson English, good growth in direct delivery in China and inside services in Brazil due to the acquisition of Grupo Multi was partly offset by declines in learning services in Brazil and Mexico. Global student registrations for MyEnglishLab grew 15% to more than 460,000 with strong growth in Latin America.

We launched the Global Scale of English, a new global standard for scoring English language proficiency on a precise, numeric, universal scale for businesses, governments and academic institutions. The scale is being embedded into all Pearson English products and services.

In China, English direct delivery enrolments grew at both Wall Street English (WSE), up 2% to 66,000 and Global Education, up 7% to 117,000. To support long-term growth, we consolidated our ERP systems in China and deployed a Salesforce.com CRM system in WSE. We divested our online vocational training operations.

In Brazil, we completed the acquisition of Grupo Multi, the largest provider of private language schools in Brazil. We successfully integrated the business despite challenging market conditions and disruption caused by the World Cup and Presidential elections.

Penguin Random House

In the twelve months to December 31, 2014 our share of Penguin Random House adjusted operating profits were £69m, compared with the six months from July 1, 2013 to December 31, 2013 of £50m.

Pearson owns 47% of Penguin Random House. Penguin Random House was reported post-tax for the full year in 2014 compared to only the second half in 2013 following the combination of Penguin with Random House on July 1, 2013, which resulted in a £7m reduction in the contribution to operating income with an equal benefit to our tax charge.

Penguin Random House performed well in 2014, benefiting particularly from a strong publishing performance in Children’s around the world and multi-million-copy film and television tie ins.

The US business published 760 New York Times print and ebook bestsellers in 2014 (2013 full year pro forma: 790), enjoying exceptional success in children’s publishing with John Green’s The Fault in Our Stars (29 weeks at number one on the New York Times bestsellers list and nearly eight million copies sold) and four million copies of his backlist titles, tie-in titles from Disney’s Frozen film (more than 17 million copies sold), Dashner’s The Maze Runner, Forman’s If I Stay and continued strong sales of LEGO® movie tie-in titles. Notable Adult titles included Grisham’s Gray Mountain, Child’s Personal, Monk Kidd’s The Invention of Wings, Follett’s Edge of Eternity, Bush’s 41:A Portrait of My Father, along with strong film and television tie-ins such as Flynn’s Gone Girl, Hillenbrand’s Unbroken, and Martins’ Song of Fire and Ice novels.

The UK business published 206 Sunday Times bestsellers (2013 full year pro forma: 207), also enjoying outstanding sales of John Green, along with the continued strength of Kinney’s Wimpy Kid franchise. Key Adult titles included Brown’s Inferno, Oliver’s Jamie’s Comfort Food and Girl Online by YouTube sensation Zoella, which became the fastest-selling debut UK novel ever.

Penguin Random House has a strong publishing programme for 2015, including new titles from John Grisham, Jamie Oliver, Toni Morrison, James Patterson, Sylvia Day, Lee Child, Nick Hornby, Harlan Coben, Danielle Steele, John Sandford, Janet Evanovich, Gayle Forman, Emily Giffin and Nora Roberts, as well as film tie-ins for 50 Shades of Grey, John Green’s Paper Towns, the sequel to James Dashner’s The Maze Runner, and Star Wars.

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

In 2013 in the North America business we generated good growth in our digital and services businesses, which benefited from Common Core curriculum purchasing. Market conditions remained tough, with ongoing state budget pressures and the transition to the Common Core affecting our School assessment business. Lower enrolments affected Higher Education with the career college enrollments, where we have a strong market position, being particularly weak. There was reduced demand in our assessment business as states prepared for new Common Core testing.

Our business in the Core and Growth markets achieved another strong underlying performance in emerging markets, particularly South Africa and China. This growth was offset by weak textbook sales in developed markets; currency weakness against sterling; the exit from certain publishing businesses primarily in Australia, Japan, Germany, France and the UK; increased customization resulting from the Kirtsaeng ruling in the US (which allows third parties to now import into the United States for resale certain international editions of our US textbooks published abroad); and policy changes affecting qualifications and text book publishing in the UK. The Professional division performed well, with good sales growth in testing and training partly offset by declines in publishing.

FT Group sales were in line with 2012. The FT Group experienced strong growth in digital and content businesses and improved print circulation margins which more than offset weak advertising.

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

Cost of goods sold. Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges, the cost of service provision in the assessment and testing business and the cost of teaching and facilities in direct delivery businesses. Our cost of sales increased by £125m, or 6%, to £2,312m in 2013, from £2,187m in 2012. The increase corresponds primarily to the increase in sales, with cost of sales at 45.6% of sales in 2013 compared to 44.1% in 2012.

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

Net finance costs relating to post-retirement plans were £3m in 2013 compared to £2m in 2012. Also included in net finance costs are finance costs on put options and deferred consideration associated with acquisitions, foreign exchange and other gains and losses. In 2013 the total of these items was a loss of £1m compared to a loss of £29m in 2012. The majority of the loss in 2012 relates to movements in the valuation of put options associated with acquisitions. In 2013 losses relating to put options were largely offset by foreign exchange gains on a proportion of unhedged US dollar assets. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

Sales and operating profit by segment

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

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2013
£m	North America	Core	Growth	PRH	Continuing	Discontinued	Total
Sales	3,073	1,258	738	—	5,069	621	5,690
	61%	25%	14%	—	100%
Total operating profit	366	74	(2)	20	458	52	510
	80%	16%	0%	4%	100%

Add back:
Other net gains and losses	—	16	—	—	16	—	16
Acquisition costs	2	3	7	—	12	—	12
Intangible charges	106	27	33	30	196	2	198

Adjusted operating profit: continuing operations	474	120	38	50	682	—	682
Adjusted operating profit: discontinued operations	—	—	—	—	—	54	54

Total adjusted operating profit	474	120	38	50	682	54	736

	65%	16%	5%	7%	93%	7%	100%

	Year Ended December 31, 2012
£m	North America	Core	Growth	PRH	Continuing	Discontinued	Total
Sales	2,942	1,323	694	—	4,959	1,153	6,112
	59%	27%	14%	—	100%
Total operating profit					487	86	573

Add back:
Other net gains and losses					123	32	155
Acquisition costs					20	1	21
Intangible charges					179	4	183

Adjusted operating profit: continuing operations					809	—	809
Adjusted operating profit: discontinued operations	—	—	—	—	—	123	123

Total adjusted operating profit					809	123	932

					87%	13%	100%

All figures for 2013 have been restated to reflect the new segments. Revenue figures only have been restated in 2012 and it is impracticable to restate profit figures for this year. The change in management structure was anticipated in 2013 and systems and reporting were updated for the proposed change, however the information is not available for reporting 2012 results under the new management structure.

North America

North American sales were £2,972m in 2012 compared with £3,073m in 2013, and adjusted operating profit for 2013 was £474m.

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

The Partnership for Assessment of Readiness for College and Careers (PARCC), a consortium of 18 states, awarded Pearson several contracts to deliver test item tryouts, develop field tests and to provide the online delivery platform using our cloud-based, mobile-ready TestNav 8 system for new English and mathematics assessments. The assessments are based on what students need to be ready for college and careers, and will measure and track their progress along the way. We helped Kentucky and New York deliver the first Common Core aligned state assessments, and we won new online assessment programs in Colorado, Minnesota and Mississippi. We continued to produce strong growth in secure online testing. We delivered almost 12 million secure online tests, up 33% on 2012. Legislative changes in Texas and California reduced the scope of assessments ahead of Common Core implementation.

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

Connections Education, which operates K-12 managed virtual public schools, managed blended public schools, and a private school, served almost 51,000 students in December 2013, up more than 20% from 2012, and operated 33 managed public schools in 23 states and an international private virtual school. Connections Education also provides virtual and blended services to school districts and other schools seeking to incorporate virtual learning into their programmes. Connections Academy Schools have consistently high performance ratings, particularly in states focused on measuring growth in student learning.

Professional testing continued to see good revenue and profit with growth test volumes at Pearson VUE up 25% on 2012 to almost 12 million. Key contract renewals included tests for the American Board of Internal Medicine, the Association of Social Work Boards and the Pharmacy Technician Certification Board.

Professional publishing revenues and profits declined, with good profit growth in the US, underpinned by a strong performance in our direct ecommerce sales and at Safari Books Online, our joint-venture with O’Reilly Media.

Core and Growth

Revenue in the Core market declined from £1,323m in 2012 to £1,258m in 2013, but in the Growth markets grew from £694m in 2012 to £738m in 2013, adjusted operating profit for 2013 was £120m in Core and £38m in Growth.

Our business in the Core and Growth markets achieved another strong underlying performance in emerging markets, particularly in South Africa and China. This growth was offset by weak textbook sales in developed markets; currency weakness against sterling; the exit from certain publishing businesses primarily in Australia, Japan, Germany, France and the UK; increased customisation undertaken in response to the US Supreme Court’s decision in the Kirtsaeng case; and policy changes affecting qualifications and textbook publishing in the UK. More than 1.3 million students registered for our MyLab digital learning, homework and assessment programmes, an increase of 17%, with good growth in school, ELT and institutional selling in higher education.

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

In the Professional line of business, the UK training business Pearson in Practice had a significant negative impact on the 2012 performance. We will continue to deliver our UK contract to administer the Driving Theory test for the DVSA until September 2016. We won a number of new contracts for computer-based testing including the Charter of Financial Analysts, Saudi Commission of Health Specialties and the Korean Productivity Centre.

In Professional training, TQ grew strongly and was awarded a five-year contract by Saudi Arabia’s Colleges of Excellence to develop and operate three vocational colleges in Saudi Arabia, providing high quality vocational skills and qualifications. The three colleges opened in the second half of 2013 with an expected initial intake of 1,100 students, rising to 8,000 students over time.

At the Financial Times Group sales decreased however adjusted operating profit from continuing operations increased. The increase in adjusted operating profit was driven by strong growth in digital and content businesses and improved print circulation margins which more than offset weak advertising. Digital and services revenues accounted for 55% of FT Group revenues (50% in 2012). Content revenues comprised 63% of revenues (61% in 2012), while advertising accounted for 37% of FT Group revenues (39% in 2012).

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

Penguin Random House’s authors won numerous major literary prizes around the world, including the 2013 Nobel Prize for Literature (Alice Munro); The National Book Award for Fiction in the US (James McBride’s The Good Lord Bird); and an unprecedented four US Pulitzer Prizes.

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

Liquidity and capital resources

Cash flows and financing

Net cash generated from operations increased by £20m (or 3%) to £704m in 2014 from £684m in 2013 reflecting some stabilization in the underlying trading environment with some offset from continued product investment ahead of the transition to Common Core in North America. Cash spend on restructuring was level with 2013. Net cash generated from operations decreased by £232m (or 25%) to £684m in 2013 from £916m in 2012. This decrease reflected restructuring activity undertaken in 2013 and additional investment (particularly in North America) ahead of the transition to Common Core and to enhance the Group’s technology capabilities in advance of the next generation of digital products. The average working capital to sales ratio improved to 12.3% in 2014 from 13.4% in 2013 and 13.8% in 2012 reflecting the impact of the sale in mid-2013 of Penguin, which had higher working capital levels. Average working capital is the average month end balance in the year of inventory (including pre-publication), receivables and payables.

Net interest paid in 2014 was level with 2013 at £73m with higher average net debt levels and debt issue costs offset by currency translation gains. Net interest paid increased to £73m in 2013 from £66m in 2012 due to higher average net debt levels following acquisitions completed in late 2012.

Capital expenditure on property, plant and equipment and software intangibles was £182m in 2014, £182m in 2013 and £151m in 2012. Expenditure has been prioritized towards information technology and software to support the digital capability of the Group, so while overall capital expenditure has stayed relatively stable, the percentage relating to software investment has increased.

The acquisition of subsidiaries, joint ventures and associates accounted for a cash outflow of £460m in 2014 against £58m in 2013 and £755m in 2012. The major acquisition in 2014 was of Grupo Multi for £437m. There were no major acquisitions in 2013, with the cash outflow relating to various minor acquisitions and costs associated with prior period acquisitions. The expenditure in 2012 reflects the re-shaping of the portfolio following the sales of Interactive Data and FTSE International. The principal acquisitions in 2012 were of EmbanetCompass for £411m, Certiport for £88m, Author Solutions, Inc for £69m and GlobalEnglish Corporation for £63m.

The sale of subsidiaries and associates produced a net cash inflow of £366m in 2014 against an outflow of £130m in 2013 and an outflow of £11m in 2012. The cash inflow in 2014 primarily relates to the proceeds on sale of Mergermarket of £375m, less associated costs. The cash outflow in 2013 primarily relates to the cash disposed with Penguin upon formation of Penguin Random House. The cash outflow in 2012 primarily related to expenses incurred in advance of the formation of Penguin Random House.

The cash outflow from financing of £533m in 2014 reflects a further 7% increase in the dividend, the repayment of a $400m US dollar Bond and a £250m sterling bond, offset in part by proceeds from the issue of a €500m Euro Note. The cash outflow from financing of £395m in 2013 reflects a further 7% increase in the dividend, the repayment of a $350m US Dollar Note during the year and the buy-out of various non-controlling interests, with some offset from the proceeds of a $500m US Dollar Note issued in the year. The cash outflow from financing of £23m in 2012 reflects a further 9% increase in the dividend, offset by the proceeds from a $500m US Dollar Note issued during the year.

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

At December 31, 2014, our net debt was £1,639m compared to net debt of £1,379m at December 31, 2013. Net debt is defined as all short-term, medium-term and long-term borrowing (including finance leases), less all cash, cash equivalents and liquid resources. Cash equivalents comprise short-term deposits with a maturity of up to 90 days, while liquid resources comprise short-term deposits with maturities of more than 90 days and other marketable instruments which are readily realizable and held on a short-term basis. Total Short-term, medium-term and long-term borrowing amounted to £2,225m at December 31, 2014, compared to £2,226m at December 31, 2013 reflecting repayment of a $400m US dollar Bond and a £250m sterling bond, offset by the issue of a €500m Euro Note and exchange movements (primarily the strengthening of the US dollar against sterling). At December 31, 2014, total cash and liquid resources were £530m, compared to £765m at December 31, 2013. This decrease is due to cash in operating companies being repatriated to head office and used to repay debt.

Contractual obligations

The following table summarizes the maturity of our borrowings, our obligations under non-cancelable leases, and pension funding obligations, exclusive of anticipated interest payments. Due to the variability of future interest payments, these have been excluded from the table below.

	At December 31, 2014
	Total	Less than one year	One to two years	Two to five years	After five years
	£m	£m	£m	£m	£m
Gross borrowings:
Bank loans, overdrafts and commercial paper	42	37	5	—	—
Bonds	2,173	300	231	600	1,042
Finance lease obligations	10	5	3	2	—
Operating lease obligations	1,375	161	150	363	701
UK Pension funding obligations	103	41	41	21	—

Total	3,703	544	430	986	1,743

At December 31, 2014 the Group had capital commitments for fixed assets, including finance leases already under contract, of £13m (2013: £11m). There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal and royalty claims. None of these claims or guarantees is expected to result in a material gain or loss.

In 2014, the Group negotiated a new $1,750m committed revolving credit facility which matures in August 2019. The Group is committed to an annual fee of 0.1225% payable quarterly, on the unused amount of this facility.

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

We have in place a committed revolving credit facility of $1.75bn, which matures in August 2019. At December 31, 2014, the full $1.75bn was available under this facility. This credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:

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

Related parties

There were no significant or unusual related party transactions in 2014, 2013 or 2012. Refer to note 37 in “Item 18. Financial Statements”.

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

The following table sets forth information concerning directors, as of February 28, 2015.

Name	Age	Position
Glen Moreno	71	Chairman
John Fallon	52	Chief Executive
David Arculus	68	Non-executive Director
Elizabeth Corley, CBE	58	Non-executive Director
Vivienne Cox	55	Senior Independent Director
Robin Freestone	56	Chief Financial Officer
Ken Hydon	70	Non-executive Director
Josh Lewis	52	Non-executive Director
Linda Lorimer	62	Non-executive Director
Harish Manwani	61	Non-executive Director
Tim Score	54	Non-executive Director

On February 27, 2015 Pearson announced the appointment of Coram Williams as its new chief financial officer. Coram will join Pearson as CFO designate on 1 July, and succeed Robin Freestone as CFO on August 1st, when he will also replace Robin on the Pearson Board as an executive director.

Glen Moreno

Appointed October 1, 2005. Chairman of the nomination committee and member of the remuneration committee

Glen has more than four decades of experience in business and finance, and is currently non-executive director and chairman designate of Virgin Money Holdings (UK) plc and non-executive director of Fidelity International Limited. He is also a senior advisor to HSBC and chairman of the Global Leadership and Technology Exchange leadership board. Previously, Glen was deputy chairman of The Financial Reporting Council Limited in the UK, deputy chairman and senior independent director at Lloyds Banking Group plc, senior independent director of Man Group plc and acting chairman of UK Financial Investments Limited, the company set up by HM Treasury to manage the government’s shareholdings in UK banks.

John Fallon

Appointed October 3, 2012.

John became Pearson’s chief executive on 1 January 2013. Since 2008 he had been responsible for the company’s education businesses outside North America, and a member of the Pearson management committee. He joined Pearson in 1997 as director of communications and was appointed president of Pearson Inc., a role he combined with his communications responsibilities, in 2000. In 2003, he was appointed CEO of Pearson’s educational publishing businesses for Europe, Middle East & Africa (EMA) and gradually took on a broader international education brief. Prior to joining Pearson, John was director of corporate affairs at Powergen plc, where he was also a member of the company’s executive committee. Earlier in his career, John held senior public policy and communications roles in UK local government. He is an advisory board member of the Global Business Coalition for Education.

David Arculus

Appointed on February 28, 2006. Chairman of the remuneration committee and member of the audit and nomination committees.

David has experience in banking, telecommunications and publishing in a long career in business. Currently he is chairman of Energy UK and Hassium Asset Management and is a member of council of Cranfield University. David’s previous roles include the chairmanship of Aldermore Bank plc, Numis Corporation plc, O2 plc, Severn Trent plc, IPC Group and the advisory board of the British Library, as well as chief operating officer of United Business Media plc, group managing director of EMAP plc and a non-executive director of Telefonica S.A. David served from 2002 to 2006 as chairman of the UK government’s Better Regulation Task Force, which worked on reducing burdens on business.

Elizabeth Corley, CBE

Appointed May 1, 2014. Member of the nomination and remuneration committees.

Elizabeth is chief executive officer of Allianz Global Investors, one of the world’s leading investment organisations. She was previously at Merrill Lynch Investment Managers and Coopers & Lybrand. Elizabeth is a member of the board of the Investment Association, a member of the European Securities and Markets Authority’s stakeholder group, an advisory council member of TheCityUK and is non-executive director of the Financial Reporting Council in the UK. She is also a member of the management committee of the Forum of European Asset Managers, a member of the CFA Future of Finance Council and a member of the Committee of 200. Elizabeth was appointed Commander of the Order of the British Empire (CBE) in the 2015 New Year Honours, for services to the financial sector. She is also a fellow of the Royal Society of Arts and an accomplished crime fiction author.

Vivienne Cox

Appointed on January 1, 2012. Chairman of the reputation & responsibility committee and member of the audit, nomination and remuneration committees.

Vivienne has wide experience in energy, natural resources and business innovation. She worked for BP plc for 28 years, in Britain and Continental Europe, in posts including executive vice president and chief executive of BP’s gas, power & renewables business and its alternative energy unit. She is non-executive director of Stena International and of energy company BG Group plc, and chairman of the supervisory board of Vallourec, which supplies tubular systems for the energy industry. She is also lead independent director at the UK Department for International Development. Vivienne is a commissioner of the Airports Commission, which was set up by the UK government to examine any requirements for additional UK airport capacity.

Robin Freestone

Appointed on June 12, 2006.

Robin’s experience in management and accounting includes a previous role as group financial controller of Amersham plc (now part of General Electric) and senior financial positions with ICI plc, Zeneca and Henkel UK. He was also a non-executive director and founder shareholder of eChem Limited until May 2014 when the company was sold. Robin joined Pearson in 2004 as deputy chief financial officer and became chief financial officer in June 2006. He qualified as a chartered accountant with Touche Ross (now Deloitte), and currently sits on the Advisory Group of the ICAEW’s Financial Reporting Faculty and was, until December 2014, chairman of The Hundred Group of Finance Directors. He also sits on the CBI’s Economic Growth board.

Ken Hydon

Appointed on February 28, 2006. Chairman of the audit committee and member of the nomination and remuneration committees.

Ken’s experience in finance and business includes working in the electronics, retail, consumer products and healthcare sectors. He is non-executive director of Reckitt Benckiser Group plc, one of the world’s leading branded consumer goods companies in health, hygiene and home. He is also a non-executive director of Merlin Entertainments plc, the world’s second largest visitor attraction operator. From 2004 to 2013 he was a non-executive director of Tesco plc. Previously, Ken was chief financial officer of Vodafone Group plc, the multinational telecommunications company, and financial director of subsidiaries of Racal Electronics.

Josh Lewis

Appointed on March 1, 2011. Member of the nomination and remuneration committees.

Josh’s experience spans finance, education and the development of digital enterprises. He is the founder of Salmon River Capital LLC, a New York-based private equity/venture capital firm focused on technology-enabled businesses in education, financial services and other sectors. Over a 25-year career in active, principal investing, he has been involved in a broad range of successful companies, including several pioneering enterprises in the education sector. In addition, he has long been active in the non-profit education sector, with associations including New Leaders, New Classrooms, and the Bill & Melinda Gates Foundation. He is also a non-executive director of eVestment and Axioma, both financial data/technology companies, and Parchment, an education credentials management company.

Linda Lorimer

Appointed July 1, 2013. Member of the audit, nomination and reputation & responsibility committees.

Linda has a deep background in education strategy, administration and public affairs. She is vice president for Global & Strategic Initiatives at Yale University, where her duties include oversight of Yale’s Office of International Affairs and Office of Digital Dissemination. Over a 30-year career in higher education, she has been responsible for many of Yale’s administrative services including the university’s public communications, alumni relations and Office of Sustainability. Previously, Linda served as president of Randolph-Macon Woman’s College in Virginia, and had earlier worked at Yale in several senior roles including associate provost. She is a non-executive director of Save the Children (US) and was chair of the board of the Association of American Colleges and Universities.

Harish Manwani

Appointed October 1, 2013. Member of the nomination and reputation & responsibility committees.

Harish has an extensive background in emerging markets and senior experience in a successful global organisation. He was previously chief operating officer of consumer products company Unilever, having joined the company in 1976 as a marketing management trainee in India, and held senior management roles around the world, including North America, Latin America, Europe, Africa and Asia. He is non-executive chairman of Hindustan Unilever Limited in India, and serves on the boards of Whirlpool Corporation, Qualcomm Inc. and Nielsen N.V. He is also on the board of the Indian School of Business and the Economic Development Board (EDB) of Singapore.

Tim Score

Appointed January 1, 2015. Member of the audit and nomination committees.

Tim has been chief financial officer of ARM Holdings plc, the world’s leading semiconductor IP company, for 13 years, with extensive experience of the technology sector and in both developed and emerging markets, particularly China. He is an experienced non-executive director and currently sits on the board of The British

Land Company plc. He served on the board of National Express Group plc from 2005 to 2014, including time as interim chairman and six years as the senior independent director. Earlier in his career Tim held senior finance roles with Rebus Group, William Baird, BTR plc and others.

The following table sets forth information concerning the executive committee, as of February 28, 2015

Name	Position
Sir Michael Barber	Chief Education Adviser
Tim Bozik	President, Higher Education
Rod Bristow	President, Core Markets
Luyen Chou	Chief Product Officer
Albert Hitchcock	Chief Information Officer
Phil Hoffman	Chief Corporate Finance & Strategic Development Officer
Kate James	Chief Corporate Affairs Officer
Don Kilburn	President, North America
Douglas Kubach	President, School
Tamara Minick-Scokalo	President, Growth Markets
John Ridding	President, Professional & MD, FT Group
Melinda Wolfe	Chief Human Resources Officer

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

Tim Bozik

Tim is President, Higher Education and has extensive knowledge of all aspects of higher education as well experience in moving Pearson towards being a more digital, data and services-led business. Tim joined Pearson in 1983 as a sales representative and has since held several leadership roles in product development and general management, including his most recent post as chief executive of US higher education. His work has included a focus on the role of technology, data and analytics to improve access, achievement and affordability.

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

Luyen Chou

Luyen is the Chief Product Officer at Pearson. Luyen joined Pearson in 2011 through the acquisition of Schoolnet, where he served as chief product officer. Earlier in his career Luyen held executive roles at Columbia University, Learn Technologies Interactive, and the Dalton School, and served as a high school history and social studies teacher. Luyen is co-founder and board chair of Brooklyn Prospect charter school, and has served on the board of directors of MOUSE, The Teachers Network and Black Rock Forest; and on advisory boards for the New York City Department of Education and Harlem Day Charter School.

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

Phil Hoffman

Phil is Chief Corporate Finance & Strategic Development Officer and heads the Corporate Finance, Strategy and Legal teams. He is also Company Secretary of Pearson plc. Phil has held various senior positions in his 26 years with the group including Chairman and CEO of Learning Network, President of Pearson Inc., CFO of Pearson North America and CFO and COO of Penguin Group. Phil is a director and chairman of the audit committee of Penguin Random House, eScrip and GED Testing Service and is a director of the Economist Group.

Kate James

Kate joined Pearson in January 2014 as Chief Corporate Affairs Officer. She has a background in international government relations, corporate communications, brand management and sustainability. Prior to joining Pearson, Kate was Chief Communications Officer at the Bill & Melinda Gates Foundation. Kate is a member of the board of Vital Voices.

Don Kilburn

Don is President, North America and has broad product-service experience in Higher Ed and K-12. He is responsible for accelerating shift-to-services and digital and transforming North American business by putting learner outcomes at the centre of Pearson. Previously, he was vice chairman of Pearson Higher Education North America and chief executive of Pearson Learning Solutions. Don joined Pearson in 1998 and has extensive general-manager experience in a variety of companies including Viacom and Xerox.

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

John Ridding

John is President, Professional & MD, FT Group. He started his Pearson career in the FT’s editorial department, working through a series of editing and international reporting roles before becoming Managing Editor and Deputy Editor. John set up the FT’s operation in Asia and launched FTChinese.com, the Chinese language edition of the FT. He was appointed President of Pearson Asia in 2003 and CEO of the FT in 2006. Since then he has led the transformation strategy and digital development of the FT. John is a board member of the Economist Group and of Room to Read, the US-based charity focused on driving literacy, especially for girls, in developing countries.

Melinda Wolfe

Melinda is Chief Human Resources Officer, having joined Pearson in September 2013. Her extensive human resources expertise includes business alignment, talent management, succession planning, diversity, leadership, change management, culture, employee engagement, team building, health and wellness and non-profit leadership. Melinda previously worked in Human Resources at Bloomberg LP and served as an adjunct professor at Columbia University’s School of International and Public Affairs, on Mayor Bloomberg’s Commission on Women as well as Planned Parenthood of NTC, the National Council for Research on Women, Auburn Seminary, the Dalton School and the advisory boards of Barnard, Duke University and Washington University.

Compensation of senior management

It is the role of the remuneration committee (the committee) to approve the remuneration and benefits packages of the executive directors and other members of the Pearson Executive.

The principal duties of the remuneration committee (the committee) are to:

a.	Determine and regularly review the remuneration policy for the executive directors, the presidents of the principal geographic markets and lines of business and other members of the Pearson executive who report directly to the CEO (Executive Management). This policy includes base salary, annual and long-term incentives, pension arrangements, any other benefits and termination of employment.

b.	Regularly review the implementation and operation of the remuneration policy for Executive Management and approve the individual remuneration and benefits packages of the executive directors.

c.	Approve the design of, and determine targets for, any performance-related pay plans operated by the company and approve the total payments to be made under such plans.

d.	Review the design of the company’s long-term incentive and other share plans for approval by the board and shareholders.

e.	Advise and decide on general and specific arrangements in connection with the termination of employment of executive directors.

f.	Review and approve corporate goals and objectives relevant to CEO remuneration and evaluate the CEO’s performance in light of those goals and objectives.

g.	Have delegated responsibility for determining the remuneration and benefits package of the chairman of the board.

h.	Appoint and set the terms of engagement for any remuneration consultants who advise the committee and monitor the cost of such advice.

The committee also takes note of the remuneration arrangements for the company’s senior leadership group representing approximately 100 executives and managers.

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

Allowances and benefits

Allowances and benefits include inter alia cash allowances and non-cash benefits such as health, welfare and car benefits. Allowances and benefits do not form part of pensionable earnings. The provision and level of allowances and benefits are competitive and appropriate in the context of the market.

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

Under the 401(k) plan in the US, which is a defined contribution plan, account balances will be used to provide benefits at retirement. Company contributions amount to 100% of the first 3% of eligible compensation contributed by the employee and 50% of the next 3%, plus a basic annual company contribution of 1.25% of eligible compensation. Pearson Inc. Pension Plan participants who were at least age 40 at December 31, 2001 can receive an additional 0.5% — 1.5% of pay. In the event of death before retirement, the account balances will be used to provide benefits for designated beneficiaries.

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

Members of the Pearson Group Pension Plan who joined after May 1989 are subject to an upper limit of earnings that can be used for pension purposes, known as the earnings cap. This limit was abolished by the Finance Act 2004. However the Pearson Group Pension Plan has retained its own ‘cap’, which will increase annually in line with the UK Government’s Index of Retail Prices (All Items). The cap was £145,800 effective April 6, 2014, and £149,400 effective April 6, 2015.

As a result of the UK Government’s A-Day changes effective from April 2006, UK executive directors and other members of the Pearson Group Pension Plan who are, or become, affected by the lifetime allowance are provided with a cash supplement as an alternative to further accrual of pension benefits on a basis that is broadly cost neutral to the company. Effective from April 6, 2011, the annual allowance (i.e. the maximum amount of pension saving that benefits from tax relief each year) reduced from £255,000 to £50,000. Since April 6, 2012, the lifetime allowance (i.e. the maximum amount of pension and/or lump sum that can benefit from tax relief) has been £1.5m and reduced to £1.25m on April 6, 2014.

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

For the chief executive, the individual maximum opportunity that will apply for 2015 is 180% of base salary (which is the same as applied for 2014).

For other executive directors and other members of the Pearson Executive, individual incentive opportunities take into account their membership of that committee and the relative contribution of their businesses or roles to the company’s overall goals. The individual maximum opportunity that will apply for 2015 varies by individual but will be no more than 170% of base salary.

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

For 2014, the funding of annual incentives was related to the performance against targets for Pearson’s adjusted earnings per share, sales, and operating cash flow.

Individual annual incentive pay-outs also take into account individual performance against personal objectives. Personal objectives are agreed with the chief executive (or, in the case of the chief executive, the chairman) and may be functional, operational, strategic and non-financial and include inter alia objectives relating to environmental, social and governance issues.

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

For performance-related awards for members of the Pearson Executive, performance will continue to be tested over 3 years and 75% of the vested shares will continue to be released at that point. Starting with awards made in 2014, there is a mandatory restriction on participants’ ability to dispose of the 75% of the vested shares (other than to meet personal tax liabilities) for a further 2 years. Furthermore, participants’ rights to the release of the 25% of the vested shares are subject to continued employment over the same period.

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

The long-term incentive plan also provides for the grant of stock options. Whilst it is not the committee’s intention to grant stock options in 2015 or the foreseeable future, the committee believes that it should retain the flexibility of granting stock options in addition to, or instead of, restricted stock awards in the right circumstances. Any decision by the committee to grant stock options in the future would take account of best practice prevailing at the time. The committee would consult with shareholders before granting stock options to executive directors.

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

Awards are normally subject to the achievement of targets for growth in earnings per share, return on invested capital and relative total shareholder return.

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

Shareholding policy

Executive directors are expected to build up a substantial shareholding in the company in line with the policy of encouraging widespread employee ownership. Shares that count towards these guidelines include any shares held unencumbered by the executive, their spouse and/or dependent children plus any shares vested but held pending release under a restricted share plan. In 2014, the target holding was increased to 300% of salary for the chief executive and 200% of salary for the other executive directors. Mandatory guidelines were also extended to other members of the Pearson Executive at 100% of salary. Details of individual directors’ shareholding are set out at the end of this section.

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

Where executive directors served as non-executive directors elsewhere, they either waived or did not receive fees.

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

The chairman’s and non-executive directors’ fees were reviewed for 2014.

The structure of non-executive directors’ fees is as follows:

With effect from May 1, 2014
Non-executive director	£70,000
Chairmanship of audit committee	£27,500
Chairmanship of remuneration committee	£22,000
Chairmanship of reputation and responsibility committee	£10,000
Membership of audit committee	£15,000
Membership of remuneration committee	£10,000
Membership of reputation and responsibility committee	£5,000
Senior independent director	£22,000

Notes:

(1)	The fee paid to the chairman remains unchanged at £500,000.
(2)	A minimum of 25% of the basic fee is paid in Pearson shares that the non-executive directors have committed to retain for the period of their directorships.
(3)	Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Remuneration of senior management

The remuneration received by executive directors in respect of the financial year ending December 31, 2014 was as follows:

	Base Salary/ Fees	Allowances & Benefits(1)	Annual Incentives	Long-term Incentives	Retirement Benefits	Total
	£000	£000	£000	£000	£000	£000
Chairman
Glen Moreno	500	—	—	—	—	500
Executive directors
John Fallon	761	83	692	74	285	1,895
Robin Freestone	553	15	365	63	166	1,162

Senior management as a group	1,814	98	1,057	137	451	3,557

Notes:

(1)	Benefits include company car, car allowance, private use of a driver, healthcare, additional life cover and long-term disability insurance.

Share options for senior management

This table sets forth for each director the number of share options held as of December 31, 2014 as well as the exercise price, rounded to the nearest whole pence/cent, and the range of expiration dates of these options.

Director	Number of Options	Exercise Price	Earliest Exercise Date	Expiry Date
	1,930	805.6p	08/01/15	02/01/16
John Fallon	1,109	811.2p	08/01/17	02/01/18
	990	909.0p	08/01/15	02/01/16
Robin Freestone	1,109	811.2p	08/01/17	02/01/18

Notes:

(1)	No share option awards were vested or were exercised in the year.
(2)	These awards were made under the worldwide save for shares plan.
(3)	No variations to the terms and conditions of share options were made during the year.
(4)	The acquisition of shares under the worldwide save for shares plan is not subject to a performance condition.
(5)	All share options that become exercisable during the year are included in the single figure of total remuneration for that year. The value included in the single figure of total remuneration is the number of options multiplied by the difference between the value on grant and the market value on the earliest exercise date. No share options were exercisable during 2014 and so there is nothing to include in the single figure of total remuneration for 2014.
(6)	The market price on December 31, 2014 was 1,190.0p per share and the range during the year was 998.0p to 1,340.0p.

Share ownership of senior management

The table overleaf shows the number of ordinary shares and conditional shares held by continuing directors and their connected persons as at December 31, 2014.

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

Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options of Senior Management”. The total number of ordinary shares held by senior management as of December 31, 2014 was 1,034,377.

As at 31 December 2014	Ordinary shares(1)	Conditional Shares
Glen Moreno	200,000	—
John Fallon	282,147	13,752
Robin Freestone	504,283	11,460
David Arculus	17,117	—
Elizabeth Corley	468	—
Vivienne Cox	2,123	—
Ken Hydon	18,634	—
Josh Lewis	6,632	—
Linda Lorimer	1,581	—
Harish Manwani	1,392	—

Notes:

(1)	Ordinary shares include both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals investing part of their own after-tax annual bonus in Pearson shares under the annual bonus share matching plan.
(2)	The register of directors’ interests (which is open to inspection during normal office hours) contains full details of directors’ shareholdings and options to subscribe for shares. The market price on December 31, 2014 was 1,190.0p per share and the range during the year was 998.0p to 1,340.0p.
(3)	Ordinary shares do not include any shares vested but held pending release under a restricted share plan.
(4)	There were no movements in ordinary shares between 1 January 2015 and a month prior to the sign-off of this report.

The total remuneration of the executive committee is set out in the table below:

All figures in £ millions	2014
Short-term employee benefits	10
Retirement benefits	1
Share-based payment costs	2

Total	13

Employee share ownership plans

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

In 2014, shareholders approved the renewal and extension of the life of the UK plan by a further ten years, until 2024 and the renewal of the directors’ authority to continue to operate equivalent arrangements for non-UK employees. As part of this renewal, the savings limit for the UK HMRC-approved part of the plan (which forms the basis of the plan in the rest of the world outside the US) was increased from £250 to £500 per month.

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

Board practices

Our board currently comprises the chairman, two executive directors and eight non-executive directors. Our articles of association provide that at every annual general meeting, one-third of the board of directors, or the number nearest to one-third, shall retire from office. The directors to retire each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election. If at any annual general meeting, the place of a retiring director is not filled, the retiring director, if willing, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that director has been put to the meeting and lost. Our articles of association also provide that every director be subject to re-appointment by shareholders at the next annual general meeting following their appointment.

However in accordance with the UK Corporate Governance Code, the board has resolved that all directors should offer themselves for re-election on an annual basis at the company’s annual general meeting. Accordingly, with the exception of Ken Hydon and David Arculus who will retire from the board at the 2015 annual general meeting, all of the directors will offer themselves for re-election, (or re-appointment in the case of directors who were appointed since the last meeting), at the forthcoming annual general meeting on April 24, 2015.

Pearson is listed on the New York Stock Exchange (“NYSE”). As a listed non-US issuer, we are required to comply with some of the NYSE’s corporate governance rules, and otherwise must disclose on our website any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Company believes that it is in compliance in all material respects with all the NYSE rules except that it is the full board, not the Nomination Committee, that develops and recommends corporate governance principles.

The board of directors has established the following formal committees, all of which report to the board. Each committee has its own written terms of reference setting out its authority and duties. These can be found on our website (www.pearson.com/ governance).

Audit committee

This committee provides the board with a vehicle to appraise our financial management and reporting and to assess the integrity of our accounting procedures and financial controls. Ken Hydon chairs this committee and its other members are David Arculus, Vivienne Cox, Linda Lorimer and Tim Score. Ken Hydon is also the designated audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission. Our internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee.

Remuneration committee

This committee meets regularly to decide the remuneration and benefits of the executive directors and the executive committee. The committee also recommends the chairman’s remuneration to the board of directors for its decision and reviews management development and succession plans. David Arculus chairs this committee and its other members are Elizabeth Corley, Vivienne Cox, Ken Hydon, Josh Lewis and Glen Moreno.

Nomination committee

This committee meets from time to time as necessary to consider the appointment of new directors. The committee is chaired by Glen Moreno and comprises all of the non-executive directors.

Reputation and responsibility committee

This committee meets regularly to oversee Pearson’s strategy and plans to build and protect its corporate reputation. It provides advice and guidance to management on these plans. The committee was formalized on May 1, 2014, having been introduced and operated on an informal basis in 2013. Vivienne Cox chairs this committee and its other members are Linda Lorimer and Harish Manwani.

Employees

The average number of persons employed by us in continuing operations during each of the three fiscal years ended 2014 were as follows:

•	40,876 in fiscal 2014,

•	42,115 in fiscal 2013, and

•	42,135 in fiscal 2012.

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

The table set forth below shows for 2014, 2013 and 2012 the average number of persons employed in each of our segments.

Average number employed	2014	2013	2012
North America	21,204	22,146	20,830
Core	7,887	8,807	9,890
Growth	11,603	10,975	11,258
Other	182	187	157

Continuing operations	40,876	42,115	42,135

The average number employed in discontinued operations was 73 in 2014, 3,592 in 2013, and 5,387 in 2012.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As at February 28, 2015, the company had received no notifications under the Financial Conduct Authority’s Disclosure and Transparency Rules of any significant voting rights in its shares.

On February 28, 2015, record holders with registered addresses in the United States held 52,107,482 ADRs, which represented 6.35% of our outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of beneficial owners in the United States.

Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2014 are shown in note 12 in “Item 18. Financial Statements.” Dividends receivable from joint ventures and associates are set out in note 12 in “Item 18. Financial Statements”. There were no other related party transactions in 2014.

ITEM 8.	FINANCIAL INFORMATION

The financial statements filed as part of this Annual Report are included on pages F-1 through F-69 hereof.

Other than those events described in note 38 in “Item 18. Financial Statements” of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to our financial condition or results of operations since December 31, 2014. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

Our policy with respect to dividend distributions is described in response to “Item 3. Key Information” above.

ITEM 9.	THE OFFER AND LISTING

The principal trading market for our ordinary shares is the London Stock Exchange. Our ordinary shares also trade in the United States in the form of ADSs evidenced by ADRs under a sponsored ADR facility with The Bank of New York Mellon, as depositary. We established this facility in March 1995 and most recently amended it in August 2014 in connection with our New York Stock Exchange listing. Each ADS represents one ordinary share.

The ADSs trade on the New York Stock Exchange under the symbol “PSO”.

The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

•	on an annual basis for our five most recent fiscal years,

•	on a quarterly basis for our most recent quarter and two most recent fiscal years, and

•	on a monthly basis for the six most recent months.

	Ordinary shares		Average daily trading volume
Reference period	High	Low
	(In pence)		(Ordinary shares)
Five most recent fiscal years
2014	1341	998	2,499,900
2013	1365	1119	2,065,900
2012	1294	1111	2,174,000
2011	1222	983	2,012,900
2010	1051	855	2,424,600

Most recent quarter and two most recent fiscal years
2014 Fourth quarter	1241	1113	2,255,400
Third quarter	1240	1087	2,242,500
Second quarter	1175	1008	2,424,400
First quarter	1341	998	3,086,800
2013 Fourth quarter	1365	1225	1,663,400
Third quarter	1350	1162	1,816,400
Second quarter	1265	1119	2,254,100
First quarter	1238	1145	2,554,800

Most recent six months
February 2015	1420	1357	2,644,700
January 2015	1361	1140	2,919,900
December 2014	1227	1118	2,002,500
November 2014	1239	1160	2,017,500
October 2014	1241	1113	2,711,100
September 2014	1240	1103	2,978,600

ITEM 10.	ADDITIONAL INFORMATION

Articles of association

We summarize below the material provisions of our articles of association, as amended, which have been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2014. The summary below is qualified entirely by reference to the Articles of Association. We have multiple business objectives and purposes and are authorized to do such things as the board may consider fit to further our interests or incidental or conducive to the attainment of our objectives and purposes.

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

Material contracts

Pearson has not entered into any contracts outside the ordinary course of business during the two year period immediately preceding the date of this annual report. The Indenture entered into in 2013 with respect to $500.0 million aggregate principal amount of 3.250% guaranteed notes due 2023 and the Trust Deed entered into in 2014 with respect to $500.0 million aggregate principal amount of 1.875% guaranteed notes due 2021, in each case, issued by a subsidiary and guaranteed by Pearson, are filed as Exhibits 2.9 and 2.10 of this report, respectively.

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

Because US and UK tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the US federal, state and local, UK and other, including foreign, tax consequences of investing in the ordinary shares or ADSs. Except where otherwise indicated, the statements of US and UK tax law set out below are based on the laws, interpretations and tax authority practice in force or applicable as of February 28, 2015, being the last practicable date before the date of this Annual Report, and are subject to any changes occurring after that date, possibly with retroactive effect.

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

A US holder who is an individual who has been resident for tax purposes in the UK but who ceases to be so resident or becomes regarded as resident outside the UK for the purposes of any double tax treaty (“Treaty Non-resident”) and continues to not be resident in the UK, or continues to be Treaty Non-resident, for a period of five years or less (or, for departures before 6 April 2013, ceases to be resident or ordinarily resident or becomes Treaty Non-resident for a period of less than five tax years) and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though he is not resident in the UK, or is Treaty Non-resident, at the time of the disposal.

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

Estate and gift tax

The current Estate and Gift Tax Convention, or the Convention, between the US and the UK generally relieves from UK Inheritance Tax (the equivalent of US Estate and Gift Tax) the transfer of ordinary shares or of ADSs where the transferor is domiciled in the US for the purposes of the Convention. This relief will not apply if the ordinary shares or ADSs are part of the business property of an individual’s permanent establishment in the UK or pertain to the fixed base in the UK of a person providing independent personal services. If no relief is given under the Convention, inheritance tax may be charged on death and also on the amount by which the value of an individual’s estate is reduced as a result of any transfer made by way of gift or other gratuitous or undervalue transfer, in general within seven years of death, and in certain other circumstances. In the unusual case where ordinary shares or ADSs are subject to both UK Inheritance Tax and US Estate or Gift Tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Convention.

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

We have formulated policies for hedging exposures to interest rate and foreign exchange risk, and have used derivatives to ensure compliance with these policies. Although a proportion of our derivative contracts were transacted without regard to existing IFRS requirements on hedge accounting, during 2014 and 2013 we qualified for hedge accounting under IFRS on a number of our key derivative contracts.

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

The Group’s policy is to align approximately the currency composition of its core net borrowings with its forecast operating profit before depreciation and amortization. This policy aims to soften the impact of changes in foreign exchange rates on consolidated interest cover and earnings. This policy applies only to currencies that account for more than 15% of group operating profit, which currently only includes the US dollar. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. In addition, the Group’s policy does not require existing currency debt to be terminated to match declines in that currency’s share of Group operating profit. Also, the chief financial officer may request the inclusion of currencies that account for less than 15% of Group operating profit before depreciation and amortization in the above hedging process. Only one hedging transaction, denominated in South African rand, has been undertaken under that authority. The South African rand transaction matured in 2014.

At December 31, 2014 the Group’s net borrowings/(cash) in our main currencies (taking into account the effect of cross currency rate swaps) were: US dollar £2,005m and sterling £36m.

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

In 2014 and 2013 the Group met the prescribed designation requirements and hedge effectiveness tests under IFRS for some of its derivative contracts. As a result, the movements in the fair value of the effective portion of fair value hedges and net investment hedges have been offset in earnings and reserves respectively by the corresponding movement in the fair value of the underlying hedged item.

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

The following table summarizes various fees currently charged by The Bank of New York Mellon:

Person depositing or withdrawing shares must pay to the depositary:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•    Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•    Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities by the depositary to ADS registered holders of deposited securities

$.05 (or less) per ADS per calendar year	• Depositary services

Registration of transfer fees	• Transfer and registration of shares on the share register to or from the name of the depositary or its agent when shares are deposited or withdrawn

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees incurred in past annual period and fees to be paid in the future

The Company received payments from the depositary with respect to 2014 of $400,000 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing the annual and interim financial of reports, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required the forms, stationary, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees. In addition, the Company received a payment from the depositary of $68,979 as reimbursement of the 2014 continuing annual stock exchange listing fees.

The depositary has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS programme. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consists of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programmes or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

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

Disclosure controls and procedures

An evaluation of the effectiveness our disclosure controls and procedures as of December 31, 2014 was carried out by management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective as at December 31, 2014 at a reasonable assurance level. A controls system, no matter how well designed and operated, cannot provide absolute assurance to achieve its objectives.

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’ board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2014 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as a December 31, 2014 based on criteria in Internal Control — Integrated Framework (2013) issued by the COSO.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, as stated in their report which appears on page F-2.

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

Pearson has adopted a code of ethics (the Pearson code of conduct) which applies to all employees including the chief executive officer and chief financial officer and other senior financial management. This code of ethics is available on our website (www.pearson.com/social-impact/policies — downloads.html). The information on our website is not incorporated by reference into this report.

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

The following table sets forth remuneration paid to PwC for 2013 and 2014:

Auditors’ Remuneration	2014	2013
	£m	£m
Audit fees	7	6
Tax fees	1	4
All other fees	1	1

Audit fees include £35,000 (2013: £35,000) of audit fees relating to the audit of the parent company.

Fees for the audit of the effectiveness of the Group’s internal control over financial reporting are allocated to audit fees paid.

Tax services include services related to tax compliance and advisory services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Period	Total number of shares purchased	Average price paid per share	Total number of units purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
February 1, 2013 – February 28, 2013	1,000,000	£11.64	N/A	N/A
April 1, 2013 – April 30, 2013	1,000,000	£11.53	N/A	N/A
June 1, 2013 – June 30, 2013	1,972,725	£11.61	N/A	N/A
September 1, 2013 – September 30, 2013	139,192	£12.57	N/A	N/A
April 1, 2014 – April 30, 2014	906,892	£10.18	N/A	N/A

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are included on pages F-1 through F-69 hereof.

ITEM 19.	EXHIBITS

1.1	Articles of Association of Pearson plc.

2.1	Indenture dated June 23, 2003 between Pearson plc and The Bank of New York, as trustee *

2.2	Indenture dated March 26, 2009 among Pearson Funding One plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C., as trustee. ¥

2.3	Indenture dated May 6, 2008 among Pearson Dollar Finance Two plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York, as trustee, Paying Agent and Calculation Agent. ¥

2.4	Indenture dated May 17, 2010 between Pearson Funding Two plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. l

2.5	Indenture dated May 8, 2012 between Pearson Funding Four plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. f

2.6	Indenture dated May 8, 2013 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. q

2.7	Trust Deed dated May 19, 2014 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee.

8.1	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15	Consent of PricewaterhouseCoopers LLP.

*	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2003 and filed May 7, 2004.
¥	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2009 and filed March 31, 2010.
l	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2010 and filed March 25, 2011.
f	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2012 and filed March 22, 2013.
q	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2013 and filed March 27, 2014.

FINANCIAL STATEMENTS: CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pearson plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements present fairly in all material respects, the financial position of Pearson plc and its subsidiaries at December 31, 2014 and December 31, 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in “Internal Control — Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control base on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers LLP

London

United Kingdom

March 26, 2015

Consolidated income statement

Year ended 31 December 2014

All figures in £ millions	Notes	2014	2013	2012
Sales	2	4,874	5,069	4,959
Cost of goods sold	4	(2,202)	(2,312)	(2,187)

Gross profit		2,672	2,757	2,772
Operating expenses	4	(2,325)	(2,353)	(2,181)
Loss on closure of subsidiary		—	—	(113)
Share of results of joint ventures and associates	12	51	54	9

Operating profit	2	398	458	487
Finance costs	6	(141)	(111)	(115)
Finance income	6	48	35	19

Profit before tax		305	382	391
Income tax	7	(63)	(87)	(138)

Profit for the year from continuing operations		242	295	253
Profit for the year from discontinued operations	3	228	244	61

Profit for the year		470	539	314

Attributable to:
Equity holders of the company		471	538	311
Non-controlling interest		(1)	1	3

Earnings per share for profit from continuing and discontinued operations attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	58.1p	66.6p	38.7p
– diluted	8	58.0p	66.5p	38.6p

Earnings per share for profit from continuing operations attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	30.0p	36.4p	31.1p
– diluted	8	29.9p	36.3p	31.0p

Consolidated statement of comprehensive income

Year ended 31 December 2014

All figures in £ millions	Notes	2014	2013	2012
Profit for the year		470	539	314
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group		150	(206)	(238)
Net exchange differences on translation of foreign operations – associates		25	(11)	—
Currency translation adjustment disposed – Group		(2)	(18)	—
Attributable tax	7	(6)	6	1
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	25	23	79	(100)
Remeasurement of retirement benefit obligations – associates		(15)	—	(3)
Attributable tax	7	(1)	(23)	50

Other comprehensive income/(expense) for the year		174	(173)	(290)

Total comprehensive income for the year		644	366	24

Attributable to:
Equity holders of the company		645	369	23
Non-controlling interest		(1)	(3)	1

Consolidated balance sheet

As at 31 December 2014

All figures in £ millions	Notes	2014	2013
Assets
Non-current assets
Property, plant and equipment	10	334	342
Intangible assets	11	6,310	5,801
Investments in joint ventures and associates	12	1,118	1,092
Deferred income tax assets	13	295	250
Financial assets – derivative financial instruments	16	90	111
Retirement benefit assets	25	190	86
Other financial assets	15	54	94
Trade and other receivables	22	82	70

		8,473	7,846
Current assets
Intangible assets – pre-publication	20	820	717
Inventories	21	224	224
Trade and other receivables	22	1,310	1,173
Financial assets – derivative financial instruments	16	24	13
Financial assets – marketable securities	14	16	6
Cash and cash equivalents (excluding overdrafts)	17	530	729

		2,924	2,862

Assets classified as held for sale	32	—	223

Total assets		11,397	10,931

Liabilities
Non-current liabilities
Financial liabilities – borrowings	18	(1,883)	(1,693)
Financial liabilities – derivative financial instruments	16	(73)	(48)
Deferred income tax liabilities	13	(714)	(612)
Retirement benefit obligations	25	(163)	(142)
Provisions for other liabilities and charges	23	(82)	(77)
Other liabilities	24	(310)	(257)

		(3,225)	(2,829)
Current liabilities
Trade and other liabilities	24	(1,601)	(1,505)
Financial liabilities – borrowings	18	(342)	(533)
Financial liabilities – derivative financial instruments	16	(1)	—
Current income tax liabilities		(190)	(164)
Provisions for other liabilities and charges	23	(53)	(112)

		(2,187)	(2,314)

Liabilities directly associated with assets classified as held for sale	32	—	(82)

Total liabilities		(5,412)	(5,225)

Net assets		5,985	5,706

All figures in £ millions	Notes	2014	2013
Equity
Share capital	27	205	205
Share premium	27	2,579	2,568
Treasury shares	28	(75)	(98)
Translation reserve		70	(103)
Retained earnings		3,200	3,128

Total equity attributable to equity holders of the company		5,979	5,700
Non-controlling interest		6	6

Total equity		5,985	5,706

These financial statements have been approved for issue by the board of directors on 9 March 2015 and signed on its behalf by

Robin Freestone Chief financial officer

Consolidated statement of changes in equity

Year ended 31 December 2014

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2014	205	2,568	(98)	(103)	3,128	5,700	6	5,706
Profit for the year	—	—	—	—	471	471	(1)	470
Other comprehensive income	—	—	—	173	1	174	—	174
Total comprehensive income	—	—	—	173	472	645	(1)	644
Equity-settled transactions	—	—	—	—	32	32	—	32
Tax on equity-settled transactions	—	—	—	—	(3)	(3)	—	(3)
Issue of ordinary shares under share option schemes	—	11	—	—	—	11	—	11
Purchase of treasury shares	—	—	(9)	—	—	(9)	—	(9)
Release of treasury shares	—	—	32	—	(32)	—	—	—
Changes in non-controlling interest	—	—	—	—	—	—	2	2
Dividends	—	—	—	—	(397)	(397)	(1)	(398)

At 31 December 2014	205	2,579	(75)	70	3,200	5,979	6	5,985

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2013	204	2,555	(103)	128	2,902	5,686	24	5,710
Profit for the year	—	—	—	—	538	538	1	539
Other comprehensive expense	—	—	—	(231)	62	(169)	(4)	(173)
Total comprehensive income	—	—	—	(231)	600	369	(3)	366
Equity-settled transactions	—	—	—	—	37	37	—	37
Tax on equity-settled transactions	—	—	—	—	—	—	—	—
Issue of ordinary shares under share option schemes	1	13	—	—	—	14	—	14
Purchase of treasury shares	—	—	(47)	—	—	(47)	—	(47)
Release of treasury shares	—	—	52	—	(52)	—	—	—
Changes in non-controlling interest	—	—	—	—	13	13	(15)	(2)
Dividends	—	—	—	—	(372)	(372)	—	(372)

At 31 December 2013	205	2,568	(98)	(103)	3,128	5,700	6	5,706

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2012	204	2,544	(149)	364	2,980	5,943	19	5,962
Profit for the year	—	—	—	—	311	311	3	314
Other comprehensive expense	—	—	—	(236)	(52)	(288)	(2)	(290)
Total comprehensive income	—	—	—	(236)	259	23	1	24
Equity-settled transactions	—	—	—	—	32	32	—	32
Tax on equity-settled transactions	—	—	—	—	(6)	(6)	—	(6)
Issue of ordinary shares under share option schemes	—	11	—	—	—	11	—	11
Purchase of treasury shares	—	—	—	—	—	—	—	—
Release of treasury shares	—	—	46	—	(46)	—	—	—
Put options over non-controlling interest	—	—	—	—	39	39	—	39
Changes in non-controlling interest	—	—	—	—	(10)	(10)	6	(4)
Dividends	—	—	—	—	(346)	(346)	(2)	(348)

At 31 December 2012	204	2,555	(103)	128	2,902	5,686	24	5,710

The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments. Changes in non-controlling interest in 2014 relate to the disposal of a non-controlling interest in a Chinese business. In 2013, the group purchased non-controlling interests in the South African and Indian businesses. In 2012, the group purchased a non-controlling interest in a Chinese business.

Consolidated cash flow statement

Year ended 31 December 2014

All figures in £ millions	Notes	2014	2013	2012
Cash flows from operating activities
Net cash generated from operations	34	704	684	916
Interest paid		(86)	(82)	(75)
Tax paid		(163)	(246)	(65)

Net cash generated from operating activities		455	356	776
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	30	(448)	(48)	(716)
Acquisition of joint ventures and associates		(12)	(10)	(39)
Purchase of investments		(3)	(64)	(10)
Purchase of property, plant and equipment		(75)	(118)	(78)
Purchase of intangible assets		(107)	(64)	(73)
Disposal of subsidiaries, net of cash disposed	31	327	(132)	(11)
Proceeds from sale of associates		39	2	—
Proceeds from sale of investments		9	2	—
Proceeds from sale of property, plant and equipment	34	9	28	1
Proceeds from sale of intangible assets		2	2	3
Proceeds from sale of liquid resources		12	13	23
Loans to related parties		(10)	(44)	—
Loans advanced		(2)	(5)	—
Investment in liquid resources		(22)	(14)	(19)
Interest received		13	9	9
Dividends received from joint ventures and associates		120	64	27

Net cash used in investing activities		(148)	(379)	(883)
Cash flows from financing activities
Proceeds from issue of ordinary shares	27	11	14	11
Purchase of treasury shares	28	(9)	(47)	—
Proceeds from borrowings		404	319	327
Liquid resources acquired		—	—	(1)
Repayment of borrowings		(538)	(225)	—
Finance lease principal payments		(4)	(8)	(8)
Dividends paid to company’s shareholders	9	(397)	(372)	(346)
Dividends paid to non-controlling interest		(1)	—	(2)
Purchase of non-controlling interest	33	—	(76)	(4)

Net cash used in financing activities		(534)	(395)	(23)
Effects of exchange rate changes on cash and cash equivalents		(2)	21	(24)

Net decrease in cash and cash equivalents		(229)	(397)	(154)
Cash and cash equivalents at beginning of year		740	1,137	1,291

Cash and cash equivalents at end of year	17	511	740	1,137

The consolidated cash flow statement includes discontinued operations (see note 3).

Loans to related parties have been reclassified from net cash used in financing activities to net cash used in investing activities as this best represents the substance of the cashflows.

Notes to the consolidated financial statements

General information

Pearson plc (the company), its subsidiaries and associates (together the Group) are international businesses covering education, business information and consumer publishing.

The company is a public limited company incorporated and domiciled in England. The address of its registered office is 80 Strand, London WC2R 0RL.

The company has its primary listing on the London Stock Exchange and is also listed on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the board of directors on 9 March 2015.

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

1. Interpretations and amendments to published standards effective 2014 The following amendments and interpretations were adopted in 2014:

•

Amendments to IFRS 10, IFRS 12 and IAS 27, ‘Investment Entities’, effective for annual reporting periods beginning on or after 1 January 2014. These amendments provide an exemption from consolidation of subsidiaries for entities which meet the definition of an investment entity.

•

Amendments to IAS 39, ‘Novation of Derivatives and Continuation of Hedge Accounting’, effective for annual reporting periods beginning on or after 1 January 2014. The amendments mean there would be no need to discontinue hedge accounting if a hedge derivative was novated and certain criteria met.

•

Amendments to IAS 32, ‘Financial Instruments: Presentation’, effective for annual reporting periods beginning on or after 1 January 2014. The amendments clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet.

•	IFRIC 21 ‘Levies’, effective for annual reporting periods beginning on or after 1 January 2014. This details the accounting for an obligation to pay a levy that is not income tax.

The adoption of these new pronouncements from 1 January 2014, does not have a material impact on the consolidated financial statements.

Notes to the consolidated financial statements continued

1. Accounting policies continued

a. Basis of preparation continued

2. Standards, interpretations and amendments to published standards that are not yet effective The Group has not early adopted the following new pronouncements that are not yet effective:

•

IFRS 9 ‘Financial Instruments’, effective for annual reporting periods beginning on or after 1 January 2018. The new standard details the requirements for the classification, measurement and recognition of financial assets and liabilities. The Group is yet to assess the full impact of IFRS 9.

•

IFRS 15 ‘Revenue from Contracts with Customers’, effective for annual reporting periods beginning on or after 1 January 2017. The new standard specifies how and when an entity will recognise revenue, and requires more detailed disclosure. Adoption of the new standard is likely to have an impact on the Group and management is currently assessing the impact.

3. Critical accounting assumptions and judgements The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are discussed in the relevant accounting policies under the following headings and in the notes to the accounts where appropriate:

Consolidation: Business combinations – determination of fair values

Consolidation: Business combinations – classification of investments

Intangible assets: Goodwill

Intangible assets: Pre-publication assets

Taxation

Employee benefits: Pensions

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

Identifiable assets and contingent assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The determination of fair values often requires significant judgements and the use of estimates, and for material acquisitions, the fair value of the acquired intangible assets is determined by an independent valuer. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill.

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

Management exercises judgement in determining the classification of its investments in its businesses, in line with the following:

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

The Group’s share of its joint ventures’ and associates’ results is recognised as a component of operating profit as these operations form part of the core publishing business of the Group and are an integral part of existing wholly-owned businesses. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in a joint venture or associate equals or exceeds its interest in the joint venture or associate, the Group does not recognise further losses unless the Group has incurred obligations or made payments on behalf of the joint venture or associate.

5. Contribution of a subsidiary to an associate or joint venture The gain or loss resulting from the contribution or sale of a subsidiary to an associate or a joint venture is recognised in full. Where such transactions do not involve cash consideration, significant judgements and estimates are used in determining the fair values of the consideration received.

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

3. Group companies The results and financial position of all Group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i) Assets and liabilities are translated at the closing rate at the date of the balance sheet

ii) Income and expenses are translated at average exchange rates

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

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.65 (2013: $1.57) and the year end rate was $1.56 (2013: $1.66).

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

e. Intangible assets

1. Goodwill For the acquisition of subsidiaries made on or after 1 January 2010, goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. For the acquisition of subsidiaries made from the date of transition to IFRS to 31 December 2009 goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets acquired. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition

Notes to the consolidated financial statements continued

1. Accounting policies continued

e. Intangible assets continued

of associates and joint ventures represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets acquired. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures.

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

4. Acquired intangible assets Acquired intangible assets include customer lists, contracts and relationships, trademarks and brands, publishing rights, content, technology and software rights. These assets are capitalised on acquisition at cost and included in intangible assets. Intangible assets acquired in material business combinations are capitalised at their fair value as determined by an independent valuer. Intangible assets are amortised over their estimated useful lives of between two and 20 years, using an amortisation method that reflects the pattern of their consumption.

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

j. Share capital continued

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

n. Employee benefits

1. Pensions The retirement benefit asset and obligation recognised in the balance sheet represents the net of the present value of the defined benefit obligation and the fair value of plan assets at the balance sheet date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability.

When the calculation results in a potential asset, the recognition of that asset is limited to the asset ceiling – that is the present value of any economic benefits available in the form of refunds from the plan or a reduction in future contributions. Management use judgement to determine the level of refunds available from the plan in recognising an asset.

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

Notes to the consolidated financial statements continued

1. Accounting policies continued

n. Employee benefits continued

2. Other post-retirement obligations The expected costs of post-retirement medical and life assurance benefits are accrued over the period of employment, using a similar accounting methodology as for defined benefit pension obligations. The liabilities and costs relating to significant other post-retirement obligations are assessed annually by independent qualified actuaries.

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

The Group recognises a provision for deferred consideration at fair value. Where this is contingent on future performance or a future event, judgement is exercised in establishing the fair value.

The Group recognises a provision for onerous lease contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract.

The provision is based on the present value of future payments for surplus leased properties under non- cancellable operating leases, net of estimated sub- leasing income.

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

Where a contractual arrangement consists of two or more separate elements that can be provided to customers either on a stand-alone basis or as an optional extra, such as the provision of supplementary materials or online access with textbooks and multiple deliverables within testing or service contracts, revenue is recognised for each element as if it were an individual contractual arrangement.

Revenue from multi-year contractual arrangements, such as contracts to process qualifying tests for individual professions and government departments, is recognised as performance occurs. The assumptions, risks, and uncertainties inherent in long-term contract accounting can affect the amounts and timing of revenue and related

Notes to the consolidated financial statements continued

1. Accounting policies continued

p. Revenue recognition continued

expenses reported. Certain of these arrangements, either as a result of a single service spanning more than one reporting period or where the contract requires the provision of a number of services that together constitute a single project, are treated as long-term contracts with revenue recognised on a percentage of completion basis. Percentage of completion is calculated on a cost basis using the proportion of the total estimated costs incurred to date. Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated total costs of the contract exceed the estimated total revenues that will be generated by the contract.

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

s. Assets and liabilities held for sale

Assets and liabilities are classified as held for sale and stated at the lower of carrying amount and fair value less costs to sell if it is highly probable that the carrying amount will be recovered principally through a sale transaction rather than through continuing use. No depreciation is charged in respect of non-current assets classified as held for sale. Amounts relating to non-current assets and liabilities held for sale are classified as discontinued operations in the income statement where appropriate.

t. Trade receivables

Trade receivables are stated at fair value after provision for bad and doubtful debts and anticipated future sales returns (see also note 1p).

Notes to the consolidated financial statements continued

2. Segment information

From 1 January 2014 the Group has reorganised and is reporting new segmental analyses to reflect the new structure and operating model. The primary segments for management and reporting are geographies as outlined below. In addition, the group separately discloses the results from the Penguin Random House (PRH) associate.

Continuing operations:

North America School, Higher Education and Professional businesses in US and Canada.

Growth School, Higher Education and Professional businesses in emerging markets which are investment priorities, including Brazil, China, India and South Africa.

Core School, Higher Education and Professional businesses in more mature markets including UK, Australia and Italy.

In addition the Group separately discloses the results of the Penguin Random House (PRH) associate.

The results of the Mergermarket business to 4 February 2014 are shown as discontinued in the relevant years. The results of the Penguin business to 30 June 2013 are also shown as discontinued in 2013.

Figures for 2013 have been restated to reflect the new segments. Revenue figures only have been restated in 2012 and it is impracticable to restate profit figures for this year. The change in management structure was anticipated in 2013 and systems and reporting were updated for the proposed change, however the information is not available for reporting 2012 results under the new management structure.

		2014
All figures in £ millions	Notes	North America	Core	Growth	PRH	Corporate	Discontinued operations	Group
Continuing operations
Sales		2,974	1,154	746	—	—	—	4,874

Operating profit/(loss)		354	129	(100)	15	—	—	398
Finance costs	6							(141)
Finance income	6							48

Profit before tax								305
Income tax	7							(63)

Profit for the year from continuing operations								242

Segment assets		6,646	1,566	1,407	—	660	—	10,279
Joint ventures	12	1	9	3	—	—	—	13
Associates	12	1	9	—	1,095	—	—	1,105

Total assets		6,648	1,584	1,410	1,095	660	—	11,397

Other segment items
Share of results of joint ventures and associates	12	—	19	(3)	35	—	—	51
Capital expenditure	10, 11	97	48	49	—	—	—	194
Pre-publication investment	20	209	77	72	—	—	—	358
Depreciation	10	41	17	16	—	—	—	74
Amortisation	11, 20	309	112	121	—	—	—	542
Impairment	11	—	—	77	—	—	—	77

Notes to the consolidated financial statements continued

2. Segment information continued

		2013
All figures in £ millions	Notes	North America	Core	Growth	PRH	Corporate	Discontinued operations	Group
Continuing operations
Sales		3,073	1,258	738	—	—	—	5,069

Operating profit/(loss)		366	74	(2)	20	—	—	458
Finance costs	6							(111)
Finance income	6							35

Profit before tax								382
Income tax	7							(87)

Profit for the year from continuing operations								295

Segment assets		6,326	1,450	981	—	859	223	9,839
Joint ventures	12	1	—	2	—	—	—	3
Associates	12	1	18	—	1,070	—	—	1,089

Total assets		6,328	1,468	983	1,070	859	223	10,931

Other segment items
Share of results of joint ventures and associates	12	1	26	(4)	31	—	—	54
Capital expenditure	10, 11	95	46	33	—	—	1	175
Pre-publication investment	20	202	90	72	—	—	—	364
Depreciation	10	46	19	16	—	—	1	82
Amortisation	11, 20	287	143	103	—	—	2	535
Impairment		—	—	—	—	—	—	—

		2012
All figures in £ millions	Notes	North America	Core	Growth	PRH	Corporate	Discontinued operations	Group
Continuing operations
Sales		2,942	1,323	694	—	—	—	4,959

Operating profit in 2014 is stated after the following restructuring charges: North America £37m, with estimated in year benefits of £21m; Core £22m, with estimated in year benefits of £10m; Growth £6m, with estimated in year benefits of £2m; Penguin Random House £19m, with estimated in year benefits of £7m.

Operating profit in 2013 is stated after the following restructuring charges: North America £77m, with estimated in year benefits of £24m; Core £63m, with estimated in year benefits of £13m; Growth £36m, with estimated in year benefits of £4m.

In 2014, sales from the provision of goods were £2,711m (2013: £2,867m; 2012: £2,946m) and sales from the provision of services were £2,163m (2013: £2,202m; 2012: £2,013m). Sales from the Group’s educational publishing, consumer publishing and newspaper business are classified as being from the provision of goods and sales from its assessment and testing and other service businesses are classified as being from the provision of services. There were no material inter-segment sales.

Corporate costs are allocated to business segments including discontinued operations on an appropriate basis depending on the nature of the cost; therefore the segment result is equal to the Group operating profit. Segment assets consist of property, plant and equipment, intangible assets, inventories, receivables, deferred taxation and other financial assets and exclude cash and cash equivalents and derivative assets. Corporate assets comprise cash and cash equivalents, marketable securities and derivative financial instruments. Capital expenditure comprises additions to property, plant and equipment and software (see notes 10 and 11).

Notes to the consolidated financial statements continued

2. Segment information continued

Property, plant and equipment and intangible assets acquired through business combination were £263m (2013: £202m; 2012: £296m) (see note 30). In 2013, capital expenditure, depreciation and amortisation included amounts relating to discontinued operations.

The Group operates in the following main geographic areas:

	Sales			Non-current assets
All figures in £ millions	2014	2013	2012	2014	2013	2012
Continuing operations
UK	610	649	678	1,056	1,068	803
Other European countries	347	366	377	180	200	234
US	2,826	2,913	2,756	5,243	5,026	4,496
Canada	110	128	144	288	301	307
Asia Pacific	598	624	633	416	495	524
Other countries	383	389	371	661	215	275

Total continuing	4,874	5,069	4,959	7,844	7,305	6,639
Discontinued operations
UK	4	97	187	—	—	—
Other European countries	—	49	92	—	—	—
US	4	369	647	—	—	—
Canada	—	24	57	—	—	—
Asia Pacific	1	74	153	—	—	—
Other countries	—	8	17	—	—	—

Total discontinued	9	621	1,153	—	—	—

Total	4,883	5,690	6,112	7,844	7,305	6,639

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

Notes to the consolidated financial statements continued

3. Discontinued operations

Discontinued operations relate to Penguin and Mergermarket.

An analysis of the results and cash flows of discontinued operations is as follows:

	2014			2013			2012
All figures in £ millions	Penguin	Mergermarket	Total	Penguin	Mergermarket	Total	Penguin	Mergermarket	Total
Sales	—	9	9	513	108	621	1,053	100	1,153

Operating profit	—	2	2	28	24	52	62	24	86
Finance income	—	—	—	1	—	1	—	—	—

Profit before tax	—	2	2	29	24	53	62	24	86
Income tax	—	(1)	(1)	(9)	(9)	(18)	(19)	(6)	(25)

Profit after tax	—	1	1	20	15	35	43	18	61
Profit on disposal of Penguin	29	—	29	202	—	202	—	—	—
Attributable tax benefit	—	—	—	15	—	15	—	—	—
Profit on disposal of Mergermarket	—	244	244	—	—	—	—	—	—
Attributable tax expense	—	(46)	(46)	—	—	—	—	—	—
Mergermarket transaction costs	—	—	—	—	(8)	(8)	—	—	—

Profit for the year from discontinued operations	29	199	228	237	7	244	43	18	61

Operating cash flows	—	2	2	36	22	58	83	26	109
Investing cash flows	—	—	—	(6)	(2)	(8)	(81)	(24)	(105)
Financing cash flows	—	—	—	(8)	(29)	(37)	10	(6)	4

Total cash flows	—	2	2	22	(9)	13	12	(4)	8

Included within the cost of disposal of Penguin in 2013 are amounts in respect of the settlement of litigation related to the agency arrangement for eBooks. Also included in cost of disposal for Penguin for 2013 was a provision for amounts payable to Bertelsmann upon settlement of the transfer of Penguin’s UK past service pension liabilities to the new PRH venture. During 2014, it was decided that this transfer would not go ahead as planned and the costs have been credited back in the £29m gain reported against the disposal in 2014.

4. Operating expenses

All figures in £ millions	2014	2013	2012
By function:
Cost of goods sold	2,202	2,312	2,187
Operating expenses
Distribution costs	87	90	82
Selling, marketing and product development costs	963	1,027	925
Administrative and other expenses	1,315	1,162	1,242
Restructuring costs	84	176	—
Other net gains and losses	(2)	16	10
Other income	(122)	(118)	(78)

Total net operating expenses	2,325	2,353	2,181

Total	4,527	4,665	4,368

Notes to the consolidated financial statements continued

4. Operating expenses continued

Included in other income is service fee income from Penguin Random House of £41m (2013: £28m, 2012: £nil). Included in administrative and other expenses are research and efficacy costs of £22m (2013: £5m, 2012: £2m).

All figures in £ millions	Notes	2014	2013	2012
By nature:
Royalties expensed		242	256	245
Other product costs		686	735	865
Employee benefit expense	5	1,978	2,100	1,866
Contract labour		185	194	137
Employee related expense		146	177	168
Promotional costs		169	167	155
Depreciation of property, plant and equipment	10	74	81	72
Amortisation of intangible assets – pre-publication	20	292	308	283
Amortisation of intangible assets – software	11	63	59	49
Amortisation of intangible assets – other	11	187	166	179
Impairment of intangible assets	11	77	—	—
Property and facilities		218	229	188
Technology and communications		139	104	80
Professional and outsourced services		264	259	253
Other general and administrative costs		128	119	38
Capitalised costs		(203)	(199)	(162)
Acquisition costs		6	12	20
Other net gains and losses		(2)	16	10
Other income		(122)	(118)	(78)

Total		4,527	4,665	4,368

Included in other net gains and losses in continuing operations in 2014 are gains on the sale of joint venture interests in Safari Books Online and CourseSmart (£40m) and a loss on disposal of an investment in Nook Media (£38m). Included in other net gains and losses in 2013 is a loss on the disposal of the Japanese school and local publishing assets.

During the year the Group obtained the following services from the Group’s auditors:

All figures in £ millions	2014	2013	2012
The audit of parent company and consolidated financial statements	5	4	4
The audit of the company’s subsidiaries	2	2	2

Total audit fees	7	6	6
Other assurance services	1	1	1

Total other assurance services	1	1	1
Tax compliance services	1	2	1
Tax advisory services	—	2	1

Total tax services	1	4	2

Total non-audit services	2	5	3

Total	9	11	9

Notes to the consolidated financial statements continued

4. Operating expenses continued

Reconciliation between audit and non-audit service fees is shown below:

All figures in £ millions	2014	2013	2012
Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	7	6	6
Non-audit fees	2	5	3

Total	9	11	9

Fees for attestation under section 404 of the Sarbanes-Oxley Act are allocated between fees payable for the audits of consolidated and subsidiary accounts. Non-audit fees for 2013 includes £3m for assurance and tax services related to the Penguin Random House transaction.

5. Employee information

All figures in £ millions	Notes	2014	2013	2012
Employee benefit expense
Wages and salaries (including termination benefits and restructuring costs)		1,728	1,836	1,610
Social security costs		134	136	129
Share-based payment costs	26	32	35	28
Retirement benefits – defined contribution plans	25	69	66	69
Retirement benefits – defined benefit plans	25	26	27	26
Other post-retirement benefits	25	(11)	—	4

Total		1,978	2,100	1,866

The details of the emoluments of the directors of Pearson plc are shown in the report on directors’ remuneration.

Average number employed	2014	2013	2012
Employee numbers
North America	21,204	22,146	20,830
Core	7,887	8,807	9,890
Growth	11,603	10,975	11,258
Other	182	187	157

Continuing operations	40,876	42,115	42,135

The employee benefit expense relating to discontinued operations was £5m (2013: £168m; 2012: £265m) and the average number employed was 73 (2013: 3,592; 2012: 5,387).

Notes to the consolidated financial statements continued

6. Net finance costs

All figures in £ millions	Notes	2014	2013	2012
Interest payable		(82)	(82)	(75)
Net finance costs in respect of retirement benefits	25	—	(3)	(2)
Finance cost of put options, deferred consideration associated with acquisitions and other interest charges related to transactions		—	(9)	(27)
Net foreign exchange losses		(53)	—	(8)
Other losses on financial instruments in a hedging relationship:
– fair value hedges		—	—	(1)
Other losses on financial instruments not in a hedging relationship:
– derivatives		(6)	(17)	(2)

Finance costs		(141)	(111)	(115)

Interest receivable		18	10	10
Net finance income in respect of retirement benefits	25	1	—	—
Net foreign exchange gains		17	20	9
Other gains on financial instruments in a hedging relationship:
– fair value hedges		—	1	—
Other gains on financial instruments not in a hedging relationship:
– derivatives		12	4	—

Finance income		48	35	19

Net finance costs		(93)	(76)	(96)

Analysed as:
Net interest payable		(64)	(72)	(65)
Other net finance costs		(29)	(4)	(31)

Total net finance costs		(93)	(76)	(96)

Included in interest receivable is £1m (2013: £nil; 2012: £nil) of interest receivable from related parties. The net movement of £nil on fair value hedges in 2014 (2013: net gain of £1m; 2012: net loss of £1m) comprises a loss of £27m (2013: gain of £95m; 2012: gain of £7m) on the underlying bonds, offset by a gain of £27m (2013: loss of £94m; 2012: loss of £8m) on the related derivative financial instruments.

Notes to the consolidated financial statements continued

7. Income tax

All figures in £ millions	Notes	2014	2013	2012
Current tax
Charge in respect of current year		(103)	(129)	(147)
Adjustments in respect of prior years		30	(7)	18

Total current tax charge		(73)	(136)	(129)

Deferred tax
In respect of temporary differences		8	14	(45)
Other adjustments in respect of prior years		2	35	36

Total deferred tax credit/(charge)	13	10	49	(9)

Total tax charge		(63)	(87)	(138)

The adjustments in respect of prior years in both 2014 and 2013 mainly relate to changes in estimates arising from uncertain tax positions following settlements with tax authorities in the year.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

All figures in £ millions	2014	2013	2012
Profit before tax	305	382	391
Tax calculated at UK rate (2014: 21.5%, 2013: 23.25%, 2012: 24.5%)	(66)	(89)	(96)
Effect of overseas tax rates	(12)	(13)	(51)
Joint venture and associate income reported net of tax	11	13	2
Net expense not subject to tax	(9)	(14)	(15)
Loss on sale of businesses not subject to tax	—	(6)	(28)
Utilisation of previously unrecognised tax losses and credits	—	1	2
Unutilised tax losses	(19)	(7)	(6)
Adjustments in respect of prior years	32	28	54

Total tax charge	(63)	(87)	(138)

UK	(6)	(13)	(14)
Overseas	(57)	(74)	(124)

Total tax charge	(63)	(87)	(138)

Tax rate reflected in earnings	20.7%	22.8%	35.3%

The tax (charge)/benefit recognised in other comprehensive income is as follows:

All figures in £ millions	2014	2013	2012
Remeasurement of retirement benefit obligations	(1)	(23)	50
Net exchange differences on translation of foreign operations	(6)	6	1

	(7)	(17)	51

A tax charge of £3m (2013: tax charge £nil; 2012: tax benefit £6m) relating to share-based payments has been recognised directly in equity.

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

All figures in £ millions	Notes	2014	2013	2012
Profit for the year from continuing operations		242	295	253
Non-controlling interest		1	(1)	(3)

Earnings from continuing operations		243	294	250
Profit for the year from discontinued operations	3	228	244	61

Earnings		471	538	311

Weighted average number of shares (millions)		810.9	807.8	804.3
Effect of dilutive share options (millions)		1.0	1.1	1.3
Weighted average number of shares (millions) for diluted earnings		811.9	808.9	805.6

Earnings per share from continuing and discontinued operations
Basic		58.1p	66.6p	38.7p
Diluted		58.0p	66.5p	38.6p

Earnings per share from continuing operations
Basic		30.0p	36.4p	31.1p
Diluted		29.9p	36.3p	31.0p

Earnings per share from discontinued operations
Basic		28.1p	30.2p	7.6p
Diluted		28.1p	30.2p	7.6p

9. Dividends

All figures in £ millions	2014	2013	2012
Final paid in respect of prior year 32.0p (2013: 30.0p; 2012: 28.0p)	259	242	225
Interim paid in respect of current year 17.0p (2013: 16.0p; 2012: 15.0p)	138	130	121

	397	372	346

The directors are proposing a final dividend in respect of the financial year ended 31 December 2014 of 34.0p per share which will absorb an estimated £276m of shareholders’ funds. It will be paid on 1 May 2015 to shareholders who are on the register of members on 7 April 2015. These financial statements do not reflect this dividend.

Notes to the consolidated financial statements continued

10. Property, plant and equipment

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Cost
At 1 January 2013	352	597	18	967
Exchange differences	(5)	(14)	—	(19)
Additions	33	58	22	113
Disposals	(13)	(78)	—	(91)
Acquisition through business combination	—	3	—	3
Disposal through business disposal	(1)	(2)	—	(3)
Reclassifications	9	(1)	(8)	—
Transfer from software	—	3	—	3
Transfer from assets held for sale	—	9	—	9
Transfer to assets held for sale	—	(7)	—	(7)

At 31 December 2013	375	568	32	975

Exchange differences	11	17	—	28
Additions	10	58	19	87
Disposals	(9)	(46)	(2)	(57)
Acquisition through business combination	—	2	—	2
Disposal through business disposal	—	(1)	—	(1)
Reclassifications	1	3	(4)	—
Transfer to software	—	—	(16)	(16)

At 31 December 2014	388	601	29	1,018

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Depreciation
At 1 January 2013	(195)	(445)	—	(640)
Exchange differences	3	13	—	16
Charge for the year	(25)	(57)	—	(82)
Disposals	7	64	—	71
Acquisition through business combination	—	(2)	—	(2)
Transfer from assets held for sale	—	(1)	—	(1)
Transfer to assets held for sale	—	5	—	5

At 31 December 2013	(210)	(423)	—	(633)

Exchange differences	(7)	(15)	—	(22)
Charge for the year	(23)	(51)	—	(74)
Disposals	9	36	—	45

At 31 December 2014	(231)	(453)	—	(684)

Carrying amounts
At 1 January 2013	157	152	18	327
At 31 December 2013	165	145	32	342

At 31 December 2014	157	148	29	334

Depreciation expense of £16m (2013: £24m; 2012: £23m) has been included in the income statement in cost of goods sold and £58m (2013: £57m; 2012: £49m) in operating expenses. In 2014 £nil (2013: £1m; 2012: £8m) relates to discontinued operations.

Notes to the consolidated financial statements continued

10. Property, plant and equipment continued

The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £13m (2013: £11m).

11. Intangible assets

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Cost
At 1 January 2013	5,077	466	729	258	207	394	7,131
Exchange differences	(122)	(6)	(25)	(8)	(12)	(11)	(184)
Additions – internal development	—	38	—	—	—	—	38
Additions – purchased	—	24	—	—	—	—	24
Disposals	—	(50)	—	—	—	—	(50)
Acquisition through business combination	(133)	—	190	—	3	7	67
Disposal through business disposal	(6)	—	—	—	—	(1)	(7)
Reclassifications	—	—	(10)	(1)	—	11	—
Transfer to PPE	—	(3)	—	—	—	—	(3)
Transfer to assets held for sale	(150)	—	(29)	(12)	—	(2)	(193)

At 31 December 2013	4,666	469	855	237	198	398	6,823

Exchange differences	198	17	34	5	—	14	268
Impairment	(67)	—	—	—	—	—	(67)
Additions – internal development	—	54	—	—	—	—	54
Additions – purchased	—	53	—	—	—	—	53
Disposals	—	(7)	—	—	—	—	(7)
Acquisition through business combination	238	—	5	69	—	186	498
Disposal through business disposal	(5)	(5)	—	(3)	(1)	—	(14)
Transfer from PPE	—	16	—	—	—	—	16

At 31 December 2014	5,030	597	894	308	197	598	7,624

Notes to the consolidated financial statements continued

11. Intangible assets continued

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Amortisation
At 1 January 2013	—	(312)	(204)	(86)	(139)	(172)	(913)
Exchange differences	—	6	10	4	6	7	33
Charge for the year	—	(59)	(78)	(21)	(15)	(54)	(227)
Disposals	—	49	—	—	—	—	49
Disposal through business disposal	—	—	—	—	—	1	1
Transfer to assets held for sale	—	—	23	10	—	2	35

At 31 December 2013	—	(316)	(249)	(93)	(148)	(216)	(1,022)

Exchange differences	—	(13)	(11)	(3)	—	(12)	(39)
Impairment	—	—	(6)	(2)	—	(2)	(10)
Charge for the year	—	(63)	(83)	(25)	(12)	(67)	(250)
Disposals	—	5	—	—	—	—	5
Disposal through business disposal	—	1	—	1	—	—	2

At 31 December 2014	—	(386)	(349)	(122)	(160)	(297)	(1,314)

Carrying amounts
At 1 January 2013	5,077	154	525	172	68	222	6,218
At 31 December 2013	4,666	153	606	144	50	182	5,801

At 31 December 2014	5,030	211	545	186	37	301	6,310

Goodwill

The goodwill carrying value of £5,030m relates to acquisitions completed after 1 January 1998. Prior to 1 January 1998 all goodwill was written off to reserves on the date of acquisition. For acquisitions completed between 1 January 1998 and 31 December 2002 no value was ascribed to intangibles other than goodwill and the goodwill on each acquisition was amortised over a period of up to 20 years. On adoption of IFRS on 1 January 2003, the Group chose not to restate the goodwill balance and at that date the balance was frozen (i.e. amortisation ceased). If goodwill had been restated then a significant value would have been ascribed to other intangible assets, which would be subject to amortisation, and the carrying value of goodwill would be significantly lower. For acquisitions completed after 1 January 2003 value has been ascribed to other intangible assets which are amortised.

Other intangible assets

Other intangibles acquired include content, technology and software rights.

Intangible assets are valued separately for each acquisition and the primary method of valuation used is the discounted cash flow method. The majority of acquired intangibles are amortised using an amortisation profile based on the projected cashflows underlying the acquisition date valuation of the intangible asset, which generally results in a larger proportion of amortisation being recognised in the early years of the assets’ life. The Group keeps the expected pattern of consumption under review.

Notes to the consolidated financial statements continued

11. Intangible assets continued

Other intangible assets continued

Amortisation of £12m (2013: £15m; 2012: £10m) is included in the income statement in cost of goods sold and £238m (2013: £210m; 2012: £218m) in operating expenses. In 2014 £nil (2013: £2m; 2012: £9m) of amortisation relates to discontinued operations.

The range of useful economic lives for each major class of intangible asset (excluding goodwill and software) is shown below:

2014
Class of intangible asset	Useful economic life
Acquired customer lists, contracts and relationships	3–20 years
Acquired trademarks and brands	2–20 years
Acquired publishing rights	5–20 years
Other intangibles acquired	2–20 years

The expected amortisation profile of acquired intangible assets is shown below:

	2014
All figures in £ millions	One to five years	Six to ten years	More than ten years	Total
Class of intangible asset
Acquired customer lists, contracts and relationships	340	148	57	545
Acquired trademarks and brands	97	54	35	186
Acquired publishing rights	34	3	—	37
Other intangibles acquired	219	72	10	301

Impairment tests for cash-generating units (CGUs) containing goodwill

Impairment tests have been carried out where appropriate as described below.

Following a reorganisation of the business effective 1 January 2014 goodwill was allocated to CGUs, or aggregation of CGUs where goodwill could not be reasonably allocated to individual business units. Impairment reviews were conducted on these CGUs summarised below.

All figures in £ millions	2014	2013
North America	3,422	3,239
Core	618	624
Growth (includes China, Brazil, India and South Africa)	612	447
Pearson VUE	327	306
Financial Times Group	51	50

Total	5,030	4,666

The recoverable amount of each CGU is based on value in use calculations. Goodwill is tested for impairment annually. Other than goodwill there are no intangible assets with indefinite lives. The goodwill is generally denominated in the currency of the relevant cash flows and therefore the impairment review is not materially sensitive to exchange rate fluctuations.

Following deterioration in the market conditions for the Group’s online tutoring business based in India, it was determined in the course of the impairment review that the value in use of the India CGU no longer supported the carrying value of the goodwill in that CGU. An impairment of £67m was booked, thereby bringing the carrying value of goodwill in the India CGU down to £nil. An impairment of £10m was also booked in respect of other

Notes to the consolidated financial statements continued

11. Intangible assets continued

Impairment tests for cash-generating units (CGUs) containing goodwill continued

acquired intangibles in that CGU, bringing their carrying value to £nil. The India CGU incorporates all the Group’s trading operations in India. A pre-tax discount rate of 13.6% was used to determine the value in use of the India CGU. No previous assessment had been made of the value in use of that CGU as the Group’s India operations, prior to the 1 January 2014 reorganisation, were previously part of a larger Emerging Markets aggregated CGU.

Key assumptions

The value in use calculations use cash flow projections based on financial budgets approved by management covering a five-year period. The key assumptions used by management in the value in use calculations were:

Discount rates The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific CGU. The average pre-tax discount rates range from 9.0% to 16.4%. Discount rates are lower for those businesses which operate in more mature markets with low inflation and higher for those operating in emerging markets with higher inflation.

Perpetuity growth rates A perpetuity growth rate of 2.0% (2013: 2.0%) was used for cash flows subsequent to the approved budget period for CGUs operating in mature markets. This perpetuity growth rate is a conservative rate and is considered to be lower than the long-term historic growth rates of the underlying territories in which the CGU operates and the long-term growth rate prospects of the sectors in which the CGU operates. CGU growth rates between 5.0% and 5.8% were used for cash flows subsequent to the approved budget period for CGUs operating in emerging markets with high inflation. These growth rates are also below the long-term historic growth rates in these markets.

The key assumptions used by management in setting the financial budgets for the initial five-year period were as follows:

Forecast sales growth rates Forecast sales growth rates are based on past experience adjusted for the strategic direction and near-term investment priorities within each CGU. Key factors include the proportion of revenue expected to arise in emerging markets, the proportion of revenue expected to come from digital and services businesses relative to traditional print-based businesses and the changing product mix as a result of product investment. The five year sales forecasts use average nominal growth rates between 1.1% and 3.3% for mature markets and between 8.3% and 15.7% for emerging markets with high inflation.

Operating profits Operating profits are forecast based on historic experience of operating margins, adjusted for the impact of changes to product costs and cost saving initiatives, including the impact of the global restructuring programme undertaken in 2013 and 2014.

Cash conversion Cash conversion is the ratio of operating cash flow to operating profit. Management forecast cash conversion rates based on historic experience, adjusted for the impact of product investment priorities and the shift to digital and service based business.

Sensitivities

The Group’s impairment review is sensitive to a change in assumptions used, most notably the discount rates and the perpetuity growth rates. Based on the Group’s sensitivity analysis, a reasonably possible increase of 0.8% pts in the discount rate or a decrease of 1.0% pt in the perpetuity growth rate could cause an impairment in respect of Brazil.

Notes to the consolidated financial statements continued

12. Investments in joint ventures and associates

The amounts recognised in the balance sheet are as follows:

All figures in £ millions	2014	2013
Associates	1,105	1,089
Joint ventures	13	3

Total	1,118	1,092

The amounts recognised in the income statement are as follows:

All figures in £ millions	2014	2013
Associates	54	56
Joint ventures	(3)	(2)

Total	51	54

Investment in associates

The Group has the following material associates:

	Principal place of business	Ownership interest	Nature of relationship	Measurement method
Penguin Random House Ltd	UK/Global	47%	Note 1	Equity	*
Penguin Random House LLC	US	47%	Note 1	Equity	*
The Economist Newspaper Ltd	UK	50%	Note 2	Equity	*

*None of the associates has a quoted market price.

Note 1 – On 1 July 2013 Penguin Random House was formed, upon the completion of an agreement between Pearson and Bertelsmann to merge their respective trade publishing companies, Penguin and Random House, with the parent companies owning 47% and 53% of the combined business respectively. The shareholder agreement includes protection rights for Pearson as the minority shareholder including rights to dividends. Management considers ownership percentage, board composition and the additional protective rights, and exercises judgement to determine that Pearson has significant influence over Penguin Random House and Bertelsmann has the power to direct the relevant activities and therefore control.

Note 2 – The Group has a 50% interest in The Economist Newspaper Ltd, publisher of one of the world’s leading weekly business and current affairs magazines. The Economist has a unique structure of “A”, “B” and Trustee shares, which was established to ensure its independence from proprietorial control. Pearson, as holder of the “B” shares, has never controlled the Economist by virtue of its shareholding or influence, and management assesses that it has significant influence over the company.

Notes to the consolidated financial statements continued

12. Investments in joint ventures and associates continued

Investment in associates continued

The summarised financial information of the material associates is detailed below:

	2014		2013 restated
All figures in £ millions	Penguin Random House	Economist	Penguin Random House	Economist
Assets
Current assets	1,355	110	1,210	103
Non-current assets	1,429	166	1,382	163
Liabilities
Current liabilities	(1,113)	(190)	(905)	(190)
Non-current liabilities	(424)	(86)	(455)	(60)

Net assets	1,247	—	1,232	16

Sales	2,416	320	1,315	340

Profit from continuing operations	74	42	66	52
Other comprehensive (expense)/income	(11)	(20)	(34)	9

Total comprehensive income	63	22	32	61

Dividends received from associate	95	21	43	21

The information above reflects the amounts presented in the financial statements of the associates, adjusted for fair value and similar adjustments. The tax on Penguin Random House LLC is settled by the partners. For the purposes of clear and consistent presentation, the tax has been shown in the associate line items in the consolidated income statement and consolidated balance sheet, recording the Group’s share of profit after tax consistently for the Penguin Random House associates.

A reconciliation of the summarised financial information to the carrying value of the material associates is shown below:

	2014		2013 restated
All figures in £ millions	Penguin Random House	Economist	Penguin Random House	Economist
Opening net assets	1,232	16	—	—
Exchange differences	52	—	(68)	—
Profit for the period	74	42	66	52
Other comprehensive (expense)/income	(11)	(20)	(34)	9
Dividends, net of tax paid	(100)	(42)	(91)	(41)
Additions	—	—	1,359	—
Distribution from associate in excess of carrying value	—	4	—	—
Reversal of distribution from associate in excess of carrying value	—	—	—	(4)

Closing net assets	1,247	—	1,232	16
Share of net assets	586	—	579	8
Goodwill	509	—	491	—

Carrying value of associate	1,095	—	1,070	8

In 2013 the Group determined the fair value of the Penguin Random House venture for the purposes of accounting for the transaction. A valuation of the Penguin Random House ventures was determined during the

Notes to the consolidated financial statements continued

12. Investments in joint ventures and associates continued

Investment in associates continued

negotiation of the transaction between Bertlesmann and Pearson. This valuation of the business was calculated using the income approach, discounting future cash flows to the present value. Cash flow projections were prepared for both businesses by country taking into account the front and backlist trends and extrapolated using long term growth rate assumptions. The cash flows were discounted using discount rates with risk premiums specific to each geographic region. A discount to the Group’s share of the total value to reflect the Group’s non-controlling minority ownership was applied.

The Group finalised its acquisition accounting for Penguin Random House in 2014 and an adjustment to the opening position with respect to deferred tax and goodwill was made. The overall carrying value of the associate in 2013 was unchanged however the additions and goodwill balances in the table above have been restated to reflect the final accounting.

Information on other individually immaterial associates is detailed below:

All figures in £ millions	2014	2013
Loss from continuing operations	(2)	(1)
Other comprehensive income	—	—

Total comprehensive expense	(2)	(1)

Transactions with material associates

The Group has loans to Penguin Random House which are unsecured and interest is calculated based on market rates. The amount outstanding at 31 December 2014 was £54m (2013: £44m). The loans are provided under a working capital facility and fluctuate during the year. The loan outstanding at 31 December 2014 was repaid in its entirety in January 2015.

The Group also has a current asset receivable of £41m (2013: £27m) from Penguin Random House arising from the provision of services. Included in other income (note 4) is £41m (2013: £28m) of service fees.

Investment in joint ventures

Information on joint ventures, all of which are individually immaterial, is detailed below:

All figures in £ millions	2014	2013
Loss from continuing operations	(3)	(2)
Other comprehensive income	—	—

Total comprehensive expense	(3)	(2)

13. Deferred income tax

All figures in £ millions	2014	2013
Deferred income tax assets	295	250
Deferred income tax liabilities	(714)	(612)

Net deferred income tax	(419)	(362)

Substantially all of the deferred income tax assets are expected to be recovered after more than one year.

Notes to the consolidated financial statements continued

13. Deferred income tax continued

Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. At 31 December 2014 the Group has unrecognised deferred income tax assets of £4m (2013: £4m) in respect of UK losses, £14m (2013: £11m) in respect of US losses and approximately £44m (2013: £36m) in respect of losses in other territories. None of the unrecognised UK losses have expiry dates associated with them. The US losses relate to state taxes and therefore have expiry periods of between five and 20 years.

The recognition of the deferred income tax assets is supported by management’s forecasts of the future profitability of the relevant business units.

The movement on the net deferred income tax account is as follows:

All figures in £ millions	Notes	2014	2013
At beginning of year		(362)	(372)
Exchange differences		(22)	9
Income statement benefit	7	10	47
Acquisition through business combination	30	—	(37)
Disposal through business disposal		(1)	—
Tax charge to other comprehensive income or equity		(18)	(35)
Transfer to/from current tax		(26)	25
Transfer to assets held for sale		—	1

At end of year		(419)	(362)

Included in the income statement above for 2014 is a £nil charge (2013: £2m charge) relating to discontinued operations.

The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Trading losses	Returns provisions	Retirement benefit obligations	Other	Total
Deferred income tax assets
At 1 January 2013	18	45	47	119	229
Exchange differences	—	(1)	(1)	(4)	(6)
Acquisition through business combination	21	—	—	—	21
Income statement (charge)/benefit	(24)	(5)	25	22	18
Tax charge to other comprehensive income or equity	—	—	(36)	—	(36)
Transfer to current tax	—	—	—	25	25
Transfer from assets held for sale	—	—	7	(7)	—
Transfer to assets held for sale	—	—	—	(1)	(1)

At 31 December 2013	15	39	42	154	250

Exchange differences	1	2	4	5	12
Acquisition through business combination	2	—	—	—	2
Income statement benefit	10	3	7	35	55
Tax benefit/(charge) to other comprehensive income or equity	—	—	10	(7)	3
Transfer to current tax	—	—	—	(26)	(26)
Disposal through business disposal	—	—	(1)	—	(1)

At 31 December 2014	28	44	62	161	295

Notes to the consolidated financial statements continued

13. Deferred income tax continued

Other deferred income tax assets include temporary differences on share-based payments, inventory and other provisions.

All figures in £ millions	Goodwill and intangibles	Other	Total
Deferred income tax liabilities
At 1 January 2013	(475)	(126)	(601)
Exchange differences	13	2	15
Acquisition through business combination	(61)	3	(58)
Income statement (charge)/benefit	(61)	90	29
Tax benefit to other comprehensive income or equity	—	1	1
Transfer to assets held for sale	—	2	2

At 31 December 2013	(584)	(28)	(612)

Exchange differences	(30)	(4)	(34)
Acquisition through business combination	(2)	—	(2)
Income statement benefit/(charge)	18	(63)	(45)
Tax charge to other comprehensive income or equity	—	(21)	(21)

At 31 December 2014	(598)	(116)	(714)

Other deferred income tax liabilities include temporary differences in respect of depreciation and royalty advances.

14. Classification of financial instruments

The accounting classification of each class of the Group’s financial assets and financial liabilities, together with their carrying values and market values, is as follows:

		2014
		Fair value				Amortised cost
All figures in £ millions	Notes	Available for sale	Derivatives deemed held for trading	Derivatives in hedging relationships	Other liabilities	Loans and receivables	Other liabilities	Total carrying value	Total market value
Investments in listed securities	15	9	—	—	—	—	—	9	9
Investments in unlisted securities	15	45	—	—	—	—	—	45	45
Cash and cash equivalents	17	—	—	—	—	530	—	530	530
Marketable securities		16	—	—	—	—	—	16	16
Derivative financial instruments	16	—	6	108	—	—	—	114	114
Trade receivables	22	—	—	—	—	989	—	989	989

Total financial assets		70	6	108	—	1,519	—	1,703	1,703

Derivative financial instruments	16	—	(33)	(41)	—	—	—	(74)	(74)
Trade payables	24	—	—	—	—	—	(329)	(329)	(329)
Bank loans and overdrafts	18	—	—	—	—	—	(42)	(42)	(42)
Borrowings due within one year	18	—	—	—	—	—	(305)	(305)	(319)
Borrowings due after more than one year	18	—	—	—	—	—	(1,878)	(1,878)	(1,888)

Total financial liabilities		—	(33)	(41)	—	—	(2,554)	(2,628)	(2,652)

Notes to the consolidated financial statements continued

14. Classification of financial instruments continued

		2013
		Fair value				Amortised cost
All figures in £ millions	Notes	Available for sale	Derivatives deemed held for trading	Derivatives in hedging relationships	Other liabilities	Loans and receivables	Other liabilities	Total carrying value	Total market value
Investments in unlisted securities – continuing operations	15	94	—	—	—	—	—	94	94
Cash and cash equivalents – continuing operations	17	—	—	—	—	729	—	729	729
Cash and cash equivalents classified within assets held for sale	32	—	—	—	—	36	—	36	36
Marketable securities		6	—	—	—	—	—	6	6
Derivative financial instruments	16	—	4	120	—	—	—	124	124
Trade receivables – continuing operations	22	—	—	—	—	882	—	882	882
Trade receivables classified within assets held for sale		—	—	—	—	25	—	25	25

Total financial assets		100	4	120	—	1,672	—	1,896	1,896

Derivative financial instruments	16	—	(16)	(32)	—	—	—	(48)	(48)
Trade payables – continuing operations	24	—	—	—	—	—	(316)	(316)	(316)
Trade payables classified within liabilities held for sale		—	—	—	—	—	(1)	(1)	(1)
Bank loans and overdrafts –continuing operations	18	—	—	—	—	—	(47)	(47)	(47)
Borrowings due within one year	18	—	—	—	—	—	(508)	(508)	(514)
Borrowings due after more than one year	18	—	—	—	—	—	(1,671)	(1,671)	(1,683)

Total financial liabilities		—	(16)	(32)	—	—	(2,543)	(2,591)	(2,609)

Certain of the Group’s derivative financial instruments are classified as held for trading either as they do not meet the hedge accounting criteria specified in IAS 39 ‘Financial Instruments: Recognition and Measurement’ or as the Group has chosen not to seek hedge accounting for these instruments. None of these derivatives are held for speculative trading purposes. Transactions in derivative financial instruments are only undertaken to manage risks arising from underlying business activity, in accordance with the Group’s treasury policy as described in note 19.

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

15. Other financial assets

All figures in £ millions	2014	2013
At beginning of year	94	31
Exchange differences	6	—
Acquisition of investments	12	63
Disposal of investments	(58)	—

At end of year	54	94

Other financial assets comprise listed securities of £9m (2013: £nil) and unlisted securities of £45m (2013:£94m).

16. Derivative financial instruments

The Group’s approach to the management of financial risks is set out in note 19. The Group’s outstanding derivative financial instruments are as follows:

	2014			2013
All figures in £ millions	Gross notional amounts	Assets	Liabilities	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	1,607	84	(5)	1,439	81	(32)
Interest rate derivatives – not in a hedge relationship	673	—	(7)	634	4	(16)
Cross-currency rate derivatives – in a hedge relationship	889	24	(36)	220	39	—
Cross-currency rate derivatives – not in a hedge relationship	451	6	(26)	—	—	—

Total	3,620	114	(74)	2,293	124	(48)

Analysed as expiring:
In less than one year	200	24	(1)	312	13	—
Later than one year and not later than five years	1,386	67	(8)	1,377	111	—
Later than five years	2,034	23	(65)	604	—	(48)

Total	3,620	114	(74)	2,293	124	(48)

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

Notes to the consolidated financial statements continued

16. Derivative financial instruments continued

At the end of 2014, the currency split of the mark-to-market values of rate derivatives, including the exchange of principal on cross-currency rate derivatives, was US dollar £(607)m, sterling £214m, euro £430m, Brazilian real £4m and South African rand £nil (2013: US dollar £(151)m, sterling £243m, euro £nil, Brazilian real £nil and South African rand £(16)m).

The fixed interest rates on outstanding rate derivative contracts at the end of 2014 range from 1.10% to 14.48% (2013: 1.10% to 9.28%) and the floating rates are based on LIBOR in US dollar, euro and sterling.

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

	2014			2013
All figures in £ millions	Gross derivative assets	Gross derivative liabilities	Net derivative assets/ liabilities	Gross derivative assets	Gross derivative liabilities	Net derivative assets/ liabilities
Counterparties in an asset position	94	(28)	66	122	(12)	110
Counterparties in a liability position	20	(46)	(26)	2	(36)	(34)

Total as presented in the balance sheet	114	(74)	40	124	(48)	76

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

17. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2014	2013
Cash at bank and in hand	483	521
Short-term bank deposits	47	208
Continuing operations	530	729
Cash at bank and in hand classified within assets held for sale	—	36

	530	765

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2014 the currency split of cash and cash equivalents was US dollar 18% (2013: 28%), sterling 13% (2013: 18%), euro 3% (2013: 5%), renminbi 28% (2013: 27%) and other 38% (2013: 22%).

Notes to the consolidated financial statements continued

17. Cash and cash equivalents (excluding overdrafts) continued

Cash and cash equivalents have fair values that approximate to their carrying value due to their short-term nature. Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2014	2013
Cash and cash equivalents – continuing operations	530	729
Cash at bank and in hand classified within assets held for sale	—	36
Bank overdrafts – continuing operations	(19)	(25)

	511	740

The Group has the following cash pooling arrangements in US dollars, sterling and euro, where both the company and the bank have a legal right of offset.

	2014			2013
All figures in £ millions	Offset asset	Offset liability	Net offset asset/liability	Offset asset	Offset liability	Net offset asset/liability
US dollars	267	(266)	1	298	(299)	(1)
Sterling	430	(427)	3	1,018	(1,027)	(9)
Euro	9	(8)	1	6	(5)	1

Total for continuing operations as presented in the balance sheet			5			(9)

At the end of 2013, the Group had offset US dollar, sterling and euro asset balances of £1m, £16m and £nil respectively in respect of discontinued operations.

Offset arrangements in respect of derivatives are shown in note 16.

Notes to the consolidated financial statements continued

18. Financial liabilities – borrowings

The Group’s current and non-current borrowings are as follows:

All figures in £ millions	2014	2013
Non-current
6.0% Sterling bonds 2015 (nominal amount £300m)	—	299
4.0% US dollar notes 2016 (nominal amount $350m)	231	221
6.25% Global dollar bonds 2018 (nominal amount $550m)	390	375
4.625% US dollar notes 2018 (nominal amount $300m)	210	202
1.875% Euro notes 2021 (nominal amount €500m)	408	—
3.75% US dollar notes 2022 (nominal amount $500m)	319	283
3.25% US dollar notes 2023 (nominal amount $500m)	315	286
Bank loans and overdrafts	5	22
Finance lease liabilities	5	5

	1,883	1,693

Current
Due within one year or on-demand:
5.7% US dollar bonds 2014 (nominal amount $400m)	—	248
7.0% Sterling bonds 2014 (nominal amount £250m)	—	254
6.0% Sterling bonds 2015 (nominal amount £300m)	300	—
Bank loans and overdrafts	37	25
Finance lease liabilities	5	6

	342	533

Total borrowings	2,225	2,226

Included in the non-current borrowings above is £13m of accrued interest (2013: £9m). Included in the current borrowings above is £1m of accrued interest (2013: £4m).

The maturity of the Group’s non-current borrowing is as follows:

All figures in £ millions	2014	2013
Between one and two years	239	303
Between two and five years	602	821
Over five years	1,042	569

	1,883	1,693

Notes to the consolidated financial statements continued

18. Financial liabilities – borrowings continued

The carrying amounts and market values of borrowings are as follows:

	2014			2013
All figures in £ millions	Effective interest rate	Carrying value	Market value	Carrying value	Market value
Bank loans and overdrafts	n/a	42	42	47	47
5.7% US dollar bonds 2014	5.88%	—	—	248	246
7.0% Sterling bonds 2014	7.20%	—	—	254	262
6.0% Sterling bonds 2015	6.27%	300	314	299	325
4.0% US dollar notes 2016	4.26%	231	233	221	223
6.25% Global dollar bonds 2018	6.46%	390	397	375	376
4.625% US dollar notes 2018	4.69%	210	205	202	195
1.875% Euro notes 2021	2.04%	408	407	—	—
3.75% US dollar notes 2022	3.94%	319	327	283	286
3.25% US dollar notes 2023	3.36%	315	314	286	273
Finance lease liabilities	n/a	10	10	11	11

		2,225	2,249	2,226	2,244

The market values stated above are based on clean market prices at the year end or, where these are not available,

on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Group’s borrowings are denominated in the following currencies:

All figures in £ millions	2014	2013
US dollar	1,491	1,645
Sterling	303	559
Euro	408	—
Other	23	22

	2,225	2,226

The Group has the following undrawn capacity on its committed borrowing facilities as at 31 December:

All figures in £ millions	2014	2013
Floating rate
– expiring within one year	—	—
– expiring beyond one year	1,122	1,057

	1,122	1,057

In addition to the above facilities, there are a number of short-term facilities that are utilised in the normal course of business.

All of the Group’s borrowings are unsecured. In respect of finance lease obligations, the rights to the leased asset revert to the lessor in the event of default.

Notes to the consolidated financial statements continued

18. Financial liabilities – borrowings continued

The maturity of the Group’s finance lease obligations is as follows:

All figures in £ millions	2014	2013
Finance lease liabilities – minimum lease payments
Not later than one year	5	6
Later than one year and not later than two years	3	4
Later than two years and not later than three years	1	1
Later than three years and not later than four years	1	—
Later than four years and not later than five years	—	—
Later than five years	—	—
Future finance charges on finance leases	—	—

Present value of finance lease liabilities	10	11

The present value of finance lease liabilities is as follows:

All figures in £ millions	2014	2013
Not later than one year	5	6
Later than one year and not later than five years	5	5
Later than five years	—	—

	10	11

The carrying amounts of the Group’s lease obligations approximate their fair value.

19. Financial risk management

The Group’s approach to the management of financial risks together with sensitivity analyses of its financial instruments is set out below.

Treasury policy

The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer-term loans from banks and capital markets. The Group borrows principally in US dollars, euros and sterling, at both floating and fixed rates of interest, using derivative financial instruments (‘derivatives’), where appropriate, to generate the desired currency profile and interest rate basis. The derivatives used for this purpose are principally rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts. The main risks arising from the Group’s financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the board, which are summarised in this Note. All the treasury policies remained unchanged throughout the year, except for revisions to the Group’s bank counterparty risk limits. and a clarification of the Group’s intention to maintain its credit ratings as outlined below.

The audit committee receives regular reports on the Group’s treasury activities, policies and procedures. The treasury department is not a profit centre and its activities are subject to regular internal audit.

Liquidity and refinancing risk management

The Group’s objective is to secure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group’s policy objective is to

Notes to the consolidated financial statements continued

19. Financial risk management continued

Liquidity and refinancing risk management continued

maintain the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) to be between three and ten years. At the end of 2014 the average maturity of gross borrowings was 4.7 years (2013: 4.2 years) of which bonds represented 97% (2013: 97%) of these borrowings.

The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. The long-term ratings are Baa1 from Moody’s and BBB+ from Standard & Poor’s, and the short-term ratings are P2 and A2 respectively. All of the Group’s credit ratings remained unchanged during the year, although in January 2014, Moody’s changed the outlook on their short-term and long-term ratings from ‘Stable’ to ‘Negative’. The Group’s policy is to strive to maintain a rating of Baa1/BBB+ over the long term. The Group also uses a range of ratios to monitor and manage its finances internally. These include interest cover, net debt to operating profit and cash flow to debt measures. The Group also maintains undrawn committed borrowing facilities. At the end of 2014 the committed facilities amounted to $1,750m (£1,122m) and their weighted average maturity was 4.6 years.

Interest rate risk management

The Group’s exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into rate swaps, rate caps and forward rate agreements. The Group also aims to avoid undue exposure to a single interest rate setting. Reflecting this objective, the Group has predominantly swapped its fixed rate bond issues to floating rate at their launch. This creates a group of derivatives, under which the Group is a receiver of fixed rates and a payer of floating rates.

The Group’s policy objective has continued to be to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt and before certain adjustments for IAS 39) to be hedged (i.e. fixed or capped at the year end) over the next four years, subject to a maximum of 65% and a minimum that starts at 40% and falls by 10% at each year end. At the end of 2014 the fixed to floating hedging ratio, on the above basis, was approximately 38%:62%. Steps will be taken in early 2015 to bring the Group back into compliance with this policy objective. A simultaneous 1% change on 1 January 2015 in the Group’s variable interest rates in US dollar and sterling, taking into account forecast seasonal debt, would have an £11m effect on profit before tax.

The policy described above creates a further group of derivatives, under which the Group is a payer of fixed rates and a receiver of floating rates. The Group’s accounting objective in relation to its use of interest rate derivatives is to minimise the impact on the income statement of changes in the mark-to-market value of its derivative portfolio as a whole. It uses duration calculations to estimate the sensitivity of the derivatives to movements in market rates. The Group also identifies which derivatives are eligible for fair value hedge accounting (which reduces the income statement impact of changes in the market value of a derivative). The Group then balances the total portfolio between hedge-accounted and pooled segments, so that the expected movement on the pooled segment is minimal.

Financial counterparty risk management

Counterparty credit limits, which take published credit rating and other factors into account, are set to cover the Group’s total aggregate exposure to a single financial institution. The limits applicable to published credit ratings bands are approved by the chief financial officer within guidelines approved by the board. Exposures and limits applicable to each financial institution are reviewed on a regular basis.

Notes to the consolidated financial statements continued

19. Financial risk management continued

Foreign currency risk management

Although the Group is based in the UK, it has its most significant investment in overseas operations. The most significant currency for the Group is the US dollar. The Group’s policy on routine transactional conversions between currencies (for example, the collection of receivables, and the settlement of payables or interest) remains that these should be transacted at the relevant spot exchange rate. The majority of the Group’s operations are domestic within their country of operation. No unremitted profits are hedged with foreign exchange contracts, as the company judges it inappropriate to hedge non cash flow translational exposure with cash flow instruments. However, the Group does seek to create a natural hedge of this exposure through its policy of aligning approximately the currency composition of its core net borrowings (after the impact of cross-currency rate derivatives) with its forecast operating profit before depreciation and amortisation. This policy aims to soften the impact of changes in foreign exchange rates on consolidated interest cover and earnings. The policy above applies only to currencies that account for more than 15% of Group operating profit before depreciation and amortisation, which currently is only the US dollar. The Group still borrows small amounts in other currencies, typically for seasonal working capital needs. The Group policy does not require existing currency debt to be terminated to match declines in that currency’s share of Group operating profit before depreciation and amortisation. In addition, currencies that account for less than 15% of Group operating profit before depreciation and amortisation can be included in the above hedging process at the request of the chief financial officer.

Included within year end net debt, the net borrowings/(cash) in the hedging currencies above (taking into account the effect of cross-currency swaps) were: US dollar £2,005m and sterling £36m.

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

Analysis of Group debt, including the impact of derivatives

The following tables analyse the Group’s sources of funding and the impact of derivatives on the Group’s debt instruments.

The Group’s net debt position is set out below:

All figures in £ millions	2014	2013
Cash and cash equivalents	530	729
Marketable securities	16	6
Derivative financial instruments	40	76
Bank loans, overdrafts and loan notes	(42)	(47)
Bonds	(2,173)	(2,168)
Finance lease liabilities	(10)	(11)

Continuing operations	(1,639)	(1,415)
Cash and cash equivalents classified within assets held for sale	—	36

Net debt	(1,639)	(1,379)

Notes to the consolidated financial statements continued

19. Financial risk management continued

Analysis of Group debt, including the impact of derivatives continued

The split of net debt between fixed and floating rate, stated after the impact of rate derivatives, is as follows:

All figures in £ millions	2014	2013
Fixed rate	597	612
Floating rate	1,042	767

Total	1,639	1,379

Gross borrowings, after the impact of cross-currency rate derivatives, analysed by currency are as follows:

All figures in £ millions	2014	2013
US dollar	2,099	1,849
Sterling	104	339
Other	22	38

Total	2,225	2,226

As at 31 December 2014 the exposure of the borrowings of the Group to interest rate changes when the borrowings re-price is as follows:

All figures in £ millions	Less than one year	One to five years	More than five years	Total
Re-pricing profile of borrowings	342	842	1,041	2.225
Effect of rate derivatives	1,254	(225)	(1,029)	—

Total	1,596	617	12	2,225

The maturity of contracted cash flows associated with the Group’s financial liabilities are as follows:

	2014
All figures in £ millions	USD	GBP	Other	Total
Not later than one year	398	160	99	657
Later than one year and not later than five years	877	—	—	877
Later than five years	1,126	—	—	1,126

Total	2,401	160	99	2,660

Analysed as:
Bonds	1,711	318	439	2,468
Rate derivatives – inflows	(379)	(656)	(537)	(1,572)
Rate derivatives – outflows	893	444	98	1,435
Trade payables	176	54	99	329

Total	2,401	160	99	2,660

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

Financial instruments – fair value measurement

The following table provides an analysis of those financial instruments that are measured subsequently to initial recognition at fair value, grouped into levels 1 to 3, based on the degree to which the fair value is observable:

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

	2014				2013
All figures in £ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Derivative financial assets	—	114	—	114	—	124	—	124
Marketable securities	—	16	—	16	—	6	—	6
Available for sale financial assets
Investments in listed securities	—	9	—	9	—	—	—	—
Investments in unlisted securities	—	—	45	45	—	—	94	94
Financial liabilities at fair value
Derivative financial liabilities	—	(74)	—	(74)	—	(48)	—	(48)

Total	—	65	45	110	—	82	94	176

Notes to the consolidated financial statements continued

19. Financial risk management continued

Financial instruments – fair value measurement continued

The following table analyses the movements in level 3 fair value measurements:

	2014		2013
All figures in £ millions	Investments in unlisted securities	Other financial liabilities	Investments in unlisted securities	Other financial liabilities
At beginning of year	94	—	31	(68)
Exchange differences	6	—	—	9
Additions	3	—	63	—
Fair value movements	—	—	—	(8)
Disposals	(58)	—	—	67

At end of year	45	—	94	—

The fair value of the investments in unlisted securities is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets.

Financial instruments – sensitivity analysis

As at 31 December 2014 the sensitivity of the carrying value of the Group’s financial instruments to fluctuations in interest rates and exchange rates is as follows:

All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling
Investments in listed securities	9	—	—	(1)	1
Investments in unlisted securities	45	—	—	(4)	5
Cash and cash equivalents	530	—	—	(67)	82
Marketable securities	16	—	—	—	—
Derivative financial instruments	40	(66)	85	16	(19)
Bonds	(2,173)	71	(84)	(170)	208
Other borrowings	(52)	—	—	6	(7)
Other net financial assets	660	—	—	(53)	64

Total financial instruments	(925)	5	1	(273)	334

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

Notes to the consolidated financial statements continued

20. Intangible assets – Pre-publication

All figures in £ millions	2014	2013
Cost
At beginning of year	1,933	1,876
Exchange differences	80	(46)
Additions	358	364
Disposal through business disposal	—	(29)
Disposals	(234)	(234)
Acquisition through business combination	1	2

At end of year	2,138	1,933

Amortisation
At beginning of year	(1,216)	(1,210)
Exchange differences	(60)	46
Charge for the year	(292)	(308)
Disposal through business disposal	—	23
Disposals	234	234
Acquisition through business combination	—	(1)
Transfer to receivables	16	—

At end of year	(1,318)	(1,216)

Carrying amounts

At end of year	820	717

Included in the above are pre-publication assets amounting to £546m (2013: £480m) which will be realised in more than one year.

Amortisation is included in the income statement in cost of goods sold. The was no amortisation within discontinued operations in either year.

21. Inventories

All figures in £ millions	2014	2013
Raw materials	9	15
Work in progress	10	13
Finished goods	205	196

	224	224

The cost of inventories relating to continuing operations recognised as an expense and included in the income statement in cost of goods sold amounted to £387m (2013: £472m). In 2014 £38m (2013: £53m) of inventory provisions was charged in the income statement. None of the inventory is pledged as security.

Notes to the consolidated financial statements continued

22. Trade and other receivables

All figures in £ millions	2014	2013
Current
Trade receivables	963	863
Royalty advances	18	23
Prepayments and accrued income	107	101
Other receivables	222	186

	1,310	1,173

Non-current
Trade receivables	26	19
Royalty advances	8	8
Prepayments and accrued income	30	33
Other receivables	18	10

	82	70

Trade receivables are stated at fair value, net of provisions for bad and doubtful debts and anticipated future sales returns. The movements on the provision for bad and doubtful debts are as follows:

All figures in £ millions	2014	2013
At beginning of year	(58)	(55)
Exchange differences	—	5
Income statement movements	(21)	(27)
Utilised	17	18
Acquisition through business combination	(11)	—
Transfer to assets classified as held for sale	—	1

At end of year	(73)	(58)

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.

The ageing of the Group’s trade receivables is as follows:

All figures in £ millions	2014	2013
Within due date	869	783
Up to three months past due date	203	194
Three to six months past due date	40	36
Six to nine months past due date	15	22
Nine to 12 months past due date	15	9
More than 12 months past due date	11	1

Total trade receivables	1,153	1,045
Less: provision for sales returns	(164)	(163)

Net trade receivables	989	882

The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historic payment profiles. Management believe all the remaining receivable balances are fully recoverable.

Notes to the consolidated financial statements continued

23. Provisions for other liabilities and charges

All figures in £ millions	Deferred consideration	Property	Disposals and closures	Legal and other	Total
At 1 January 2014	58	11	67	53	189
Exchange differences	4	—	—	1	5
Charged to income statement	—	1	—	10	11
Released to income statement	—	(1)	(43)	(4)	(48)
Acquisition through business combination	—	—	—	14	14
Utilised	(5)	(4)	(4)	(23)	(36)

At 31 December 2014	57	7	20	51	135

Analysis of provisions:

	2014
All figures in £ millions	Deferred consideration	Property	Disposals and closures	Legal and other	Total
Current	7	4	20	22	53
Non-current	50	3	—	29	82

	57	7	20	51	135

	2013
Current	5	10	67	30	112
Non-current	53	1	—	23	77

	58	11	67	53	189

Deferred consideration primarily relates to the formation of a venture in a North America business in 2011.

Disposals and closures include liabilities related to the disposal of Penguin. In 2013 a provision was established for amounts payable to Bertelsmann upon settlement of the transfer of Penguin’s UK past service pension liabilities to the new Penguin Random House venture. During 2014 it was decided that this transfer would not go ahead as planned and therefore the provision has been released.

Legal and other includes legal claims, contract disputes and potential contract losses.

Notes to the consolidated financial statements continued

24. Trade and other liabilities

All figures in £ millions	2014	2013
Trade payables	329	316
Social security and other taxes	21	23
Accruals	501	478
Deferred income	801	698
Interest payable	28	22
Other liabilities	231	225

	1,911	1,762

Less: non-current portion
Accruals	22	25
Deferred income	201	155
Interest payable	19	21
Other liabilities	68	56

	310	257

Current portion	1,601	1,505

The carrying value of the Group’s trade and other liabilities approximates its fair value.

The deferred income balance comprises principally multi-year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment, testing and training businesses; subscription income in school, college and newspaper businesses; and obligations to deliver digital content in future years.

25. Retirement benefit and other post-retirement obligations

Background

The Group operates a number of defined benefit and defined contribution retirement plans throughout the world.

The largest plan is the Pearson Group Pension Plan (UK Group plan) in the UK, which is sectionalised to provide both defined benefit and defined contribution pension benefits. The defined benefit section was closed to new members from 1 November 2006. The defined contribution section, opened in 2003, is open to new and existing employees. Finally, there is a separate section within the UK Group plan set up for auto-enrolment. The defined benefit section of the UK Group plan is a final salary pension plan which provides benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits depends on the length of service and final pensionable pay. The UK Group plan is funded with benefit payments from trustee administered funds. The UK Group plan is administered in accordance with the Trust Deed and Rules in the interests of its beneficiaries by Pearson Group Pension Trustee Limited.

At 31 December 2014 the UK Group plan has approximately 26,500 members, analysed in the following table:

%	Active	Deferred	Pensioners	Total
Defined benefit	2	25	32	59
Defined contribution	18	23	—	41

Total	20	48	32	100

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

	2014			2013			2012
%	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB
Inflation	3.0	2.5	2.5	3.4	2.5	2.5	3.0	2.5	2.5
Rate used to discount plan liabilities	3.6	3.7	3.7	4.4	4.4	4.4	4.4	3.6	3.6
Expected rate of increase in salaries	3.5	3.9	4.0	3.9	3.9	4.0	3.5	3.9	—
Expected rate of increase for pensions in payment and deferred pensions	1.9 to 5.05	—	—	2.3 to 5.1	—	—	2.3 to 5.1	—	—
Initial rate of increase in healthcare rate	—	—	7.0	—	—	7.5	—	—	8.0
Ultimate rate of increase in healthcare rate	—	—	5.0	—	—	5.0	—	—	5.0

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

The expected rate of increase in salaries has been set at 3.5% for 2014 with a short-term assumption of 2.0% for three years.

For the UK plan, the mortality base table assumptions have been derived from the SAPS ‘all pensioners’ tables for males and the SAPS ‘normal health pensioners’ tables for females, adjusted to reflect the observed experience of the plan, with CMI model improvement factors. A 1.5% long-term rate improvement on the CMI model is applied for males, and 1.25% for females.

For the US plans, the mortality table (RP – 2014) and 2014 Improvement scale (MP – 2014) with no adjustments have been adopted for 2014, reflecting the mortality assumption most prevalent in the US. In 2013 the RP2000 table projected to 2020 was used.

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK Group plan and US plans is as follows:

	UK		US
	2014	2013	2014	2013
Male	24.4	24.3	21.6	19.2
Female	24.5	24.4	23.8	21.1

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Assumptions continued

The remaining average life expectancy in years of a pensioner retiring at age 65, 15 years after the balance sheet date, for the UK and US Group plans is as follows:

	UK		US
	2014	2013	2014	2013
Male	26.6	25.9	23.3	19.2
Female	26.4	25.9	25.5	21.1

Although the Group anticipates that plan surpluses will be utilised during the life of the plan to address member benefits, the Group recognises its pension surplus in full in respect of the UK Group plan on the basis that it is management’s judgement that there are no substantive restrictions on the return of residual plan assets in the event of a winding up of the plan after all member obligations have been met.

Financial statement information

The amounts recognised in the income statement are as follows:

	2014
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	20	2	22	69	2	93
Curtailments	(5)	—	(5)	—	(13)	(18)
Administration expenses	4	—	4	—	—	4

Total operating expense	19	2	21	69	(11)	79

Interest on plan assets	(103)	(7)	(110)	—	—	(110)
Interest on plan liabilities	98	8	106	—	3	109

Net finance (income)/expense	(5)	1	(4)	—	3	(1)

Net income statement charge/(income)	14	3	17	69	(8)	78

	2013
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	22	3	25	72	4	101
Curtailments	—	—	—	—	(4)	(4)
Administration expenses	4	—	4	—	—	4

Total operating expense	26	3	29	72	—	101

Interest on plan assets	(95)	(6)	(101)	—	—	(101)
Interest on plan liabilities	94	7	101	—	3	104

Net finance (income)/expense	(1)	1	—	—	3	3

Net income statement charge	25	4	29	72	3	104

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

Included within the 2014 results are discontinued operations consisting of a £5m credit (2013: £2m charge; 2012: £4m charge) relating to defined benefit schemes and a £nil m charge (2013: £6m charge; 2012: £9m charge) relating to defined contribution schemes.

The amounts recognised in the balance sheet are as follows:

	2014				2013
All figures in £ millions	UK Group plan	Other funded plans	Other unfunded plans	Total	UK Group plan	Other funded plans	Other unfunded plans	Total
Fair value of plan assets	2,714	164	—	2,878	2,353	156	—	2,509
Present value of defined benefit obligation	(2,524)	(196)	(23)	(2,743)	(2,267)	(171)	(20)	(2,458)

Net pension asset/(liability)	190	(32)	(23)	135	86	(15)	(20)	51

Other post-retirement medical benefit obligation				(81)				(77)
Other pension accruals				(27)				(30)

Net retirement benefit asset/(obligation)				27				(56)

Analysed as:
Retirement benefit assets				190				86
Retirement benefit obligations				(163)				(142)

The following gains/(losses) have been recognised in other comprehensive income:

All figures in £ millions	2014	2013	2012
Amounts recognised for defined benefit plans	36	70	(95)
Amounts recognised for post-retirement medical benefit plans	(13)	9	(5)

Total recognised in year	23	79	(100)

The fair value of plan assets comprises the following:

	2014			2013
%	UK Group plan	Other funded plans	Total	UK Group plan	Other funded plans	Total
Equities	26	2	28	28	2	30
Bonds	42	3	45	40	3	43
Property	9	—	9	9	—	9
Other	17	1	18	17	1	18

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

The table below further disaggregates the UK Group plan assets into additional categories and those assets which have a quoted market price in an active market and those that do not:

	2014		2013
%	Quoted market price	No quoted market price	Quoted market price	No quoted market price
UK equities	5	1	6	1
Non-UK equities	20	2	20	3
Fixed-interest securities	19	—	19	—
Index-linked securities	26	—	24	—
Property	—	9	—	9
Other	—	18	—	18

Total	70	30	69	31

The liquidity profile of the UK Group plan assets is as follows:

%	2014	2013
Liquid – call <1 month	72	72
Less liquid – call 1–3 months	2	2
Liquid – call > 3 months	26	26

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

	2014			2013
All figures in £ millions	UK Group plan	Other plans	Total	UK Group plan	Other plans	Total
Fair value of plan assets
Opening fair value of plan assets	2,353	156	2,509	2,162	165	2,327
Exchange differences	—	4	4	—	(2)	(2)
Interest on plan assets	103	7	110	95	6	101
Return on plans assets excluding interest	286	9	295	103	6	109
Contributions by employer	62	4	66	77	5	82
Contributions by employee	2	—	2	2	—	2
Benefits paid	(92)	(16)	(108)	(86)	(24)	(110)

Closing fair value of plan assets	2,714	164	2,878	2,353	156	2,509

Present value of defined benefit obligation
Opening defined benefit obligation	(2,267)	(191)	(2,458)	(2,181)	(220)	(2,401)
Exchange differences	—	(5)	(5)	—	4	4
Current service cost	(20)	(2)	(22)	(22)	(3)	(25)
Administration expenses	(4)	—	(4)	(4)	—	(4)
Curtailments	5	—	5	—	—	—
Interest cost	(98)	(8)	(106)	(94)	(7)	(101)
Actuarial gains/(losses) – experience	11	(1)	10	5	1	6
Actuarial gains/(losses) – demographic	—	(8)	(8)	—	1	1
Actuarial gains/(losses) – financial	(241)	(20)	(261)	(55)	9	(46)
Contributions by employee	(2)	—	(2)	(2)	—	(2)
Benefits paid	92	16	108	86	24	110

Closing defined benefit obligation	(2,524)	(219)	(2,743)	(2,267)	(191)	(2,458)

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

The weighted average duration of the defined benefit obligation is 16.5 years for the UK and 9.7 years for the US.

Changes in the value of the US PRMB are as follows:

All figures in £ millions	2014	2013
Opening defined benefit obligation	(77)	(89)
Exchange differences	(4)	1
Current service cost	(2)	(4)
Curtailments	13	4
Interest cost	(3)	(3)
Actuarial gains/(losses) – demographic	(7)	–
Actuarial gains/(losses) – financial	(6)	9
Benefits paid	5	5

Closing defined benefit obligation	(81)	(77)

Funding

The UK Group plan is self-administered with the plan’s assets being held independently of the Group in trust. The trustee of the plan is required to act in the best interest of the plan’s beneficiaries. Assets of the plan are divided into two elements: matching assets, which are assets that produce cash flows that can be expected to match the cash flows for a proportion of the membership, and include UK and overseas bonds, inflation linked property and infrastructure; return seeking assets, which are assets invested with a longer-term horizon to generate the returns needed to provide the remaining expected cash flows for the beneficiaries, and include equities, property and alternative asset classes. The benchmark allocation is 60% matching and 40% return seeking assets.

The most recent triennial actuarial valuation for funding purposes was completed as at 1 January 2012 and this valuation revealed a funding shortfall. The Group has agreed that the funding shortfall will be eliminated by June 2017. In 2014 the Group contributed £43m (2013: £56m) towards the funding shortfall. Following the completion of the triennial funding valuation the Group has agreed to contribute £41m per annum until 2017 in excess of regular contributions. In addition, a mechanism has been agreed for the Group to make supplementary payments up to a maximum of £15m per annum if certain conditions are met. If such payments are made they are expected to accelerate the end date for extinguishing the deficit. Regular contributions to the plan in respect of the defined benefit sections are estimated to be £17m for 2015.

The Group expects to contribute $10m in 2015 and $11m in 2016 to its US defined benefit pension plans.

Sensitivities

The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2014
All figures in £ millions	1% increase	1% decrease
Effect:
(Decrease)/increase in defined benefit obligation – UK Group plan	(371)	467
(Decrease)/increase in defined benefit obligation – US plan	(19)	22

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Sensitivities continued

The effect of members living one year more or one year less on the defined benefit obligation is as follows:

	2014
All figures in £ millions	1 year increase	1 year decrease
Effect:
Increase/(decrease) in defined benefit obligation – UK Group plan	88	(85)
Increase/(decrease) in defined benefit obligation – US plan	7	(6)

The effect of a half percentage point increase and decrease in the inflation rate is as follows:

	2014
All figures in £ millions	0.5% increase	0.5% decrease
Effect:
Increase/(decrease) in defined benefit obligation – UK Group plan	111	(104)
Increase/(decrease) in defined benefit obligation – US plan	—	—

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

26. Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

All figures in £ millions	2014	2013	2012
Pearson plans	32	35	28

Share-based payment charges included in discontinued operations amounted to £nil (2013: £2m; 2012: £4m). The Group operates the following equity-settled employee option and share plans:

Worldwide Save for Shares Plan Since 1994, the Group has operated a Save-As-You-Earn plan for UK employees. In 1998, the Group introduced a Worldwide Save for Shares Plan. Under these plans, employees can save a portion of their monthly salary over periods of three or five years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the time of the commencement of the employee’s participation in the plan. Options that are not exercised within six months of the end of the savings period lapse unconditionally.

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

Long-Term Incentive Plan This plan was first introduced in 2001, renewed in 2006 and again in 2011. The plan consists of restricted shares. The vesting of restricted shares is normally dependent on continuing service over a

Notes to the consolidated financial statements continued

26. Share-based payments continued

three to five-year period, and in the case of senior management upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to senior management in May 2014 and May 2013, vest dependent on relative total shareholder return, return on invested capital and earnings per share growth. Restricted shares awarded to senior management in November 2014 vest dependent on earnings per share growth. Other restricted shares awarded in 2014 and 2013 vest depending on continuing service over a three-year period.

Annual Bonus Share Matching Plan This plan permits executive directors and senior executives around the Group to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the Group meets an earnings per share growth target, the company will match them on a gross basis of up to one matching share for every invested share, i.e. the maximum number of matching shares is equal to the number of shares that could have been acquired with the amount of the pre-tax annual bonus taken in invested shares. Awards under this plan ceased in 2013.

The number and weighted average exercise prices of share options granted under the Group’s plans are as follows:

	2014		2013
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
	000s		£000s	£
Outstanding at beginning of year	2,792	8.73	3,373	8.24
Granted during the year	1,985	8.11	763	9.14
Exercised during the year	(727)	8.24	(820)	7.12
Forfeited during the year	(538)	8.76	(516)	8.75
Expired during the year	(5)	7.43	(8)	5.75

Outstanding at end of year	3,507	8.48	2,792	8.73

Options exercisable at end of year	43	8.24	35	6.95

Options were exercised regularly throughout the year. The weighted average share price during the year was £11.41 (2013: £12.42). Early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognises in the income statement the amount that otherwise would have been recognised for services received over the remainder of the original vesting period.

The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

	2014		2013
Range of exercise prices £	Number of share options 000s	Weighted average contractual life Years	Number of share options 000s	Weighted average contractual life Years
0 – 5	—	—	—	—
5 – 10	3,507	2.68	2,792	2.31
>10	—	—	—	—

	3,507	2.68	2,792	2.31

In 2014 and 2013 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

Notes to the consolidated financial statements continued

26. Share-based payments continued

The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2014 Weighted average	2013 Weighted average
Fair value	£2.41	£2.27
Weighted average share price	£11.09	£11.71
Weighted average exercise price	£8.11	£9.14
Expected volatility	21.27%	22.05%
Expected life	3.9 years	3.8 years
Risk free rate	1.3%	0.53%
Expected dividend yield	4.33%	3.84%
Forfeiture rate	3.4%	3.3%

The expected volatility is based on the historic volatility of the company’s share price over the previous three to seven years depending on the vesting term of the options.

The following shares were granted under restricted share arrangements:

	2014		2013
	Number of shares 000s	Weighted average fair value £	Number of shares 000s	Weighted average fair value £
Long-Term Incentive Plan	5,875	11.44	3,482	11.52
Annual Bonus Share Matching Plan	—	—	99	12.06

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

27. Share capital and share premium

	Number of shares 000s	Ordinary shares £m	Share premium £m
At 1 January 2013	817,043	204	2,555
Issue of ordinary shares – share option schemes	1,537	1	13

At 31 December 2013	818,580	205	2,568
Issue of ordinary shares – share option schemes	1,303	—	11

At 31 December 2014	819,883	205	2,579

The ordinary shares have a par value of 25p per share (2013: 25p per share). All issued shares are fully paid. All shares have the same rights.

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

28. Treasury shares

	Pearson plc
	Number of shares 000s	£m
At 1 January 2013	10,102	103
Purchase of treasury shares	4,111	47
Release of treasury shares	(4,931)	(52)

At 31 December 2013	9,282	98
Purchase of treasury shares	907	9
Release of treasury shares	(2,997)	(32)

At 31 December 2014	7,192	75

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 0.9% (2013: 1.1%) of called-up share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share.

The nominal value of Pearson plc treasury shares amounts to £1.8m (2013: £2.3m).

At 31 December 2014 the market value of Pearson plc treasury shares was £85.6m (2013: £124.4m).

29. Other comprehensive income

	2014
	Attributable to equity holders of the company			Non- controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	150	—	150	—	150
Net exchange differences on translation of foreign operations – associate	25	—	25	—	25
Currency translation adjustment disposed – subsidiaries	(2)	—	(2)	—	(2)
Attributable tax	—	(6)	(6)	—	(6)
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	—	23	23	—	23
Remeasurement of retirement benefit obligations – associate	—	(15)	(15)	—	(15)
Attributable tax	—	(1)	(1)	—	(1)

Other comprehensive expense for the year	173	1	174	—	174

Notes to the consolidated financial statements continued

29. Other comprehensive income continued

	2013
	Attributable to equity holders of the company			Non- controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	(202)	—	(202)	(4)	(206)
Net exchange differences on translation of foreign operations – associate	(11)	—	(11)	—	(11)
Currency translation adjustment disposed – subsidiaries	(18)	—	(18)	—	(18)
Attributable tax	—	6	6	—	6
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	—	79	79	—	79
Remeasurement of retirement benefit obligations – associate	—	—	—	—	—
Attributable tax	—	(23)	(23)	—	(23)

Other comprehensive expense for the year	(231)	62	(169)	(4)	(173)

	2012
	Attributable to equity holders of the company			Non- controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	(236)	—	(236)	(2)	(238)
Attributable tax	—	1	1	—	1
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	—	(100)	(100)	—	(100)
Remeasurement of retirement benefit obligations – associate	—	(3)	(3)	—	(3)
Attributable tax	—	50	50	—	50

Other comprehensive expense for the year	(236)	(52)	(288)	(2)	(290)

30. Business combinations

On 11 February 2014, the Group acquired 100% of Grupo Multi, the leading adult English language training company in Brazil. Fair values for the assets and liabilities arising from the Grupo Multi acquisition and other smaller acquisitions completed in the year are set out below. There were no material adjustments to prior year acquisitions. There were no significant acquisitions in 2013. Adjustments were made in respect of prior year acquisitions in 2013 and included the recognition of intangibles of £185m on the EmbanetCompass acquisition.

Notes to the consolidated financial statements continued

30. Business combinations continued

Fair values for the assets and liabilities arising from acquisitions completed in the year are as follows:

		2014			2013
All figures in £ millions	Notes	Grupo Multi fair value	Other fair value	Total fair value	Total fair value
Property, plant and equipment	10	1	1	2	1
Intangible assets	11	254	6	260	200
Intangible assets – pre-publication	20	1	—	1	1
Inventories		4	—	4	1
Trade and other receivables		35	1	36	9
Cash and cash equivalents (excluding overdrafts)		3	—	3	2
Financial liabilities – borrowings		(49)	—	(49)	—
Net deferred income tax assets/(liabilities)	13	2	(2)	—	(37)
Provisions for other liabilities and charges	23	(13)	(1)	(14)	—
Trade and other liabilities		(21)	(3)	(24)	(7)
Current income tax liabilities		(20)	—	(20)	—

Net assets acquired at fair value		197	2	199	170
Goodwill	11	240	(2)	238	(133)
Fair value of previously held interest arising on stepped acquisition		—	—	—	(7)

Total		437	—	437	30

Satisfied by:
Cash		(437)	—	(437)	(31)
Deferred consideration		—	—	—	(2)
Net prior year adjustments		—	—	—	3

Total consideration		(437)	—	(437)	(30)

The goodwill arising on these acquisitions results from cost and revenue synergies and from assets and benefits that cannot be separately recognised.

Goodwill of £240m arising on 2014 acquisitions is expected to be deductible for tax purposes (2013: £6m).

Intangible assets acquired in 2014 have the following useful economic lives: customer lists, contracts and relationships four years; trademarks and brands 20 years, and other acquired intangibles 12 years. Intangible assets recognised in 2013 have the following useful economic lives: customer lists, contracts and relationships 3-17 years, and trademarks and brands two years.

All figures in £ millions	2014	2013	2012
Cash flow on acquisitions
Cash – current year acquisitions	(437)	(25)	(682)
Deferred payments for prior year acquisitions and other items	(5)	(6)	(31)
Cash and cash equivalents acquired	3	2	34
Acquisition costs and other acquisition liabilities paid	(9)	(19)	(37)

Net cash outflow	(448)	(48)	(716)

In total, acquisitions completed in the year contributed an additional £70m of sales and £29m of adjusted operating profit. If the acquisitions had completed on 1 January 2014 then the Group estimates that sales for the year would have been £4,880m and total adjusted operating profit would have been £725m.

Notes to the consolidated financial statements continued

31. Disposals including business closures

	2014				2013			2012
All figures in £ millions	Mergermarket	Penguin	Other	Total	Penguin	Other	Total	Total
Disposal of subsidiaries
Property, plant and equipment	(2)	—	(1)	(3)	(39)	(3)	(42)	(3)
Intangible assets	(12)	—	—	(12)	(43)	—	(43)	(45)
Investments in joint ventures and associates	—	—	—	—	(22)	—	(22)	—
Other financial assets	—	—	—	—	(1)	—	(1)	—
Intangible assets – pre-publication	—	—	—	—	(20)	(6)	(26)	—
Inventories	—	—	—	—	(91)	(3)	(94)	—
Trade and other receivables	(23)	—	(2)	(25)	(447)	(6)	(453)	—
Cash and cash equivalents (excluding overdrafts)	(19)	—	(11)	(30)	(34)	(3)	(37)	—
Net deferred income tax liabilities/(assets)	1	—	—	1	(22)	—	(22)	11
Retirement benefit obligations	—	—	—	—	—	4	4	—
Provisions for other liabilities and charges	4	—	—	4	7	—	7	—
Trade and other liabilities	69	—	12	81	224	10	234	—
Current income tax liabilities	6	—	—	6	—	—	—	—
Non-controlling interest	—	—	(2)	(2)	3	—	3	—
Attributable goodwill	(156)	—	(1)	(157)	(370)	(6)	(376)	(50)
Cumulative translation adjustment	2	—		2	18	—	18	—

Net assets disposed	(130)	—	(5)	(135)	(837)	(13)	(850)	(87)
Cash received	375	—	—	375	—	3	3	—
Deferred proceeds	—	—	6	6	—	—	—	—
Fair value of associate acquired	—	—	—	—	1,160	—	1,160	—
Costs	(1)	29	(2)	26	(121)	(14)	(135)	(26)

Gain/(loss) on disposal	244	29	(1)	272	202	(24)	178	(113)

The gain on disposal of Penguin in 2013 arises from the measurement at fair value of the associate investment acquired in Penguin Random House. Determination of fair value is described in note 12.

All figures in £ millions	2014	2013	2012
Cash flow from disposals
Cash – current year disposals	375	3	—
Cash and cash equivalents disposed	(30)	(37)	—
Costs and other disposal liabilities paid	(18)	(98)	(11)

Net cash inflow/(outflow)	327	(132)	(11)

Notes to the consolidated financial statements continued

32. Held for sale

Assets classified as held for sale in 2013 relate to Mergermarket.

All figures in £ millions	Notes	2014	2013
Property, plant and equipment	10	—	2
Intangible assets	11	—	158
Deferred income tax assets	13	—	1
Trade and other receivables		—	26
Cash and cash equivalents (excluding overdrafts)	17		36

Assets classified as held for sale		—	223

Deferred income tax liabilities	13	—	(2)
Provisions for other liabilities and charges		—	(4)
Trade and other liabilities		—	(71)
Current income tax liabilities		—	(5)

Liabilities directly associated with assets classified as held for sale		—	(82)

Net assets classified as held for sale		—	141

33. Purchase of non-controlling interest

There were no purchases of non-controlling interests in 2014. In 2013 the Group purchased non-controlling interests in the South African business for £65m, and in the Indian business for £11m.

In 2012 the Group increased its investments in its subsidiaries in China at a cost of £4m.

34. Cash generated from operations

All figures in £ millions	Notes	2014	2013	2012
Profit		470	539	314
Adjustments for:
Income tax		110	90	163
Depreciation	10	74	82	80
Amortisation and impairment of acquired intangibles and goodwill	11	264	168	183
Amortisation of software	11	63	59	54
Net finance costs		93	75	96
Share of results of joint ventures and associates	12	(51)	(54)	(9)
Profit on disposals		(272)	(187)	113
Acquisition costs		6	12	21
Costs on formation of Penguin Random House		—	—	32
Net foreign exchange adjustment from transactions		27	(40)	(21)
Share-based payment costs	26	32	37	32
Pre-publication		(52)	(77)	(55)
Inventories		6	18	49
Trade and other receivables		(69)	(50)	(94)
Trade and other liabilities		72	72	—
Retirement benefit obligations		(58)	(57)	(37)
Provisions for other liabilities and charges		(11)	(3)	(5)

Net cash generated from operations		704	684	916

Net cash generated from operations is translated at an exchange rate approximating to the rate at the date of cash flow. The difference between this rate and the average rate used to translate profit gives rise to a currency

Notes to the consolidated financial statements continued

34. Cash generated from operations continued

adjustment in the reconciliation between net profit and net cash generated from operations. This adjustment reflects the timing difference between recognition of profit and the related cash receipts or payments.

Operating cash flow, operating free cash flow and total free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson’s corporate and operating measures.

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

All figures in £ millions	2014	2013	2012
Net book amount	12	19	1
(Loss)/profit on sale of property, plant and equipment	(3)	9	—

Proceeds from sale of property, plant and equipment	9	28	1

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

36. Commitments

At the balance sheet date there were no commitments for capital expenditure contracted for but not yet incurred.

The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The Group also leases various plant and equipment under operating lease agreements, also with varying terms. Lease expenditure charged to the income statement was £157m (2013: £183m; 2012: £169m).

The future aggregate minimum lease payments in respect of operating leases are as follows:

All figures in £ millions	2014	2013
Not later than one year	161	161
Later than one year and not later than two years	150	149
Later than two years and not later than three years	126	133
Later than three years and not later than four years	122	118
Later than four years and not later than five years	115	105
Later than five years	701	737

	1,375	1,403

37. Related party transactions

Joint ventures and associates

Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12. Apart from transactions with the Group’s joint ventures and associates, there were no other material related party transactions.

Notes to the consolidated financial statements continued

37. Related party transactions continued

Key management personnel

From 1 January 2014 the key management personnel are deemed to be the members of the Pearson Executive. It is this committee which had responsibility for planning, directing and controlling the activities of the Group in 2014. Key management personnel compensation is disclosed below:

All figures in £ millions	2014
Short-term employee benefits	10
Retirement benefits	1
Share-based payment costs	2

Total	13

There were no other material related party transactions. No guarantees have been provided to related parties.

38. Events after the balance sheet date

There were no material events after the balance sheet date.

SIGNATURES

The registrant hereby certifies that it meets the requirements for filing a Form 20-F and that it has caused and authorized the undersigned for sign this annual report on its behalf.

Pearson plc

/s/ Robin Freestone
Robin Freestone Chief Financial Officer

Date: March 26, 2015