Form 20-F
period 2015-12-31
PEARSON PLC
filed 2016-03-23
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON March 23, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2015

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

Ordinary Shares, 25p par value	821,068,559

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

In this Annual Report on Form 20-F (the “Annual Report”) references to “Pearson”, the “Company” or the “Group” are references to Pearson plc, its predecessors and its consolidated subsidiaries, except as the context otherwise requires. “Ordinary Shares” refer to the ordinary share capital of Pearson of par value 25p each. “ADSs” refer to American Depositary Shares which are Ordinary Shares deposited pursuant to the Second Amended and Restated Deposit Agreement dated August 15, 2014, amended and restated as of August 8, 2000 among Pearson, The Bank of New York Mellon as depositary (the “Depositary”) and owners and holders of ADSs (the “Deposit Agreement”). ADSs are represented by American Depositary Receipts (“ADRs”) delivered by the Depositary under the terms of the Deposit Agreement.

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

For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of £1.00 = $1.47, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2015. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On February 29, 2016 the noon buying rate for sterling was £1.00 = $1.39.

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

Selected consolidated financial data

The table below shows selected consolidated financial data under IFRS as issued by the IASB. The selected consolidated income statement data for the years ended December 31, 2015, 2014 and 2013 and the selected consolidated balance sheet data as at December 31, 2015 and 2014 have been derived from our audited consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report.

On July 23, 2015, Pearson announced the sale of The Financial Times to Nikkei Inc. The transaction completed on November 30, 2015 and from that point Pearson no longer consolidated The Financial Times’ results or net assets. The results of The Financial Times have been included in discontinued operations for all years through to 2014 and for the 11 months to November 30, 2015.

On August 11, 2015, Pearson announced the sale of its 50% stake in The Economist Group. The transaction substantially completed on October 16, 2015 and from that point Pearson no longer had significant influence over The Economist Group. The share of profit after tax from the associate interest in the Economist Group has been included in discontinued operations for all years through to 2014 and for the period until October 16, 2015.

On November 29, 2013, Pearson announced the sale of the Mergermarket group which completed on February 4, 2014. The anticipated loss of control as at December 31, 2013 resulted in the Mergermarket business being classified as held for sale on the Pearson balance sheet at December 31, 2013. The results of the Mergermarket business have been included in discontinued operations for all the years through to 2014.

In October 2012, Pearson and Bertelsmann entered into an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction completed on July 1, 2013 and from that point, Pearson no longer controlled the Penguin Group of companies. Pearson accounts for its 47% associate interest in Penguin Random House on an equity basis. The loss of control resulted in the Penguin business being classified as held for sale on the Pearson balance sheet at December 31, 2012. The results of Penguin have been included in discontinued operations for all years through to 2012 and the first six months of 2013. The share of profit after tax from our associate interest in Penguin Random House from July 1, 2013 is included in operating profit from continuing operations.

The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.

For convenience, we have translated the 2015 amounts into US dollars at the rate of £1.00 = $1.47, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2015.

	Year Ended December 31
	2015	2015		2014	2013	2012	2011
	$	£		£	£	£	£
	(In millions, except for per share amounts)
Consolidated Income Statement data
Sales operating	6,568	4,468		4,540	4,728	4,615	4,390
(Loss)/profit	(594)	(404)		348	431	469	638
(Loss)/profit after taxation from continuing operations	(517)	(352)		199	270	237	423
Profit for the financial year	1,210	823		470	539	314	945
Consolidated Earnings data per share
Basic earnings per equity share(1)	148.8	101.2p		58.1p	66.6p	38.7p	118.2p
Diluted earnings per equity share(2)	148.8	101.2p		58.0p	66.5p	38.6p	118.0p
Basic earnings from continuing operations per equity share(1)	(0.64)	(43.3	)p	24.7p	33.3p	29.1p	53.0p
Diluted earnings from continuing operations per equity share(2)	(0.64)	(43.3	)p	24.6p	33.3p	29.0p	52.9p
Dividends per ordinary share	0.76	52.0p		51.0p	48.0p	45.0p	42.0p
Consolidated Balance Sheet data at period end
Total assets (non-current assets plus current assets)	17,103	11,635		11,397	10,931	11,348	11,244
Net assets	9,434	6,418		5,985	5,706	5,710	5,962
Long-term obligations(3)	(4,866)	(3,310)		(3,225)	(2,829)	(3,175)	(3,192)
Capital stock	301	205		205	205	204	204
Number of equity shares outstanding (millions of ordinary shares)	821	821		820	819	817	816

Notes:

(1)	Basic earnings per equity share is based on profit for the financial period and the weighted average number of ordinary shares in issue during the period.
(2)	Diluted earnings per equity share is based on diluted earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings comprise earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options. There is no dilution in 2015 due to there being a loss from continuing operations.
(3)	Long-term obligations comprise any liabilities with a maturity of more than one year, including medium and long-term borrowings, derivative financial instruments, pension obligations and deferred income tax liabilities.

Dividend information

We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at our annual general meeting. At our annual general meeting on April 29, 2016 our shareholders will be asked to approve a final dividend of 34.0p per ordinary share for the year ended December 31, 2015.

The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in The City of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2015 fiscal year will be paid on May 1, 2016 (subject to shareholder approval),

Fiscal year	Interim	Final	Total	Interim	Final		Total
	(Pence per ordinary share)			(Cents per ordinary share)
2015	18.0	34.0	52.0	27.8	52.0	*	79.8	*
2014	17.0	34.0	51.0	27.6	51.5		79.1
2013	16.0	32.0	48.0	25.4	54.0		79.4
2012	15.0	30.0	45.0	24.3	46.7		71.0
2011	14.0	28.0	42.0	22.1	45.2		67.3

*	As the 2015 final dividend had not been paid by the filing date, the dividend has been translated into cents using the noon buying rate for sterling at December 31, 2015.

Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting the Group.

Exchange rate information

The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per pound sterling. The average rate is calculated by using the average of the noon buying rates in The City of New York on each day during a monthly period and on the last day of each month during an annual period. On December 31, 2015 the noon buying rate for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes for sterling was £1.00 = $1.47. On February 29, 2016 the noon buying rate for sterling was £1.00 = $1.39.

Month	High	Low
February 2016	$1.46	$1.39
January 2016	$1.47	$1.42
December 2015	$1.52	$1.47
November 2015	$1.54	$1.50
October 2015	$1.55	$1.52
September 2015	$1.56	$1.51

Year Ended December 31	Average rate
2015	$1.53
2014	$1.65
2013	$1.57
2012	$1.59
2011	$1.61

Risk factors

You should carefully consider the risk factors described below, as well as the other information included in the rest of this document. Our business, financial condition or results from operations could be materially adversely affected by any or all of these risks, or by other risks that we presently cannot identify.

The pace and scope of our business transformation initiatives increase the execution risk that benefits may not be fully realised, costs of these changes may increase, or that our business as usual activities do not perform in line with expectations.

We are currently engaged in restructuring the business. The pace and scope of change increases the risk that not all these changes will deliver within anticipated timeframes, or that the costs of these changes may increase. In addition, as a result of the increased pressure of transformational change, our business as usual activities may not perform in line with our plans or our level of customer service may not meet expectations. In parallel with the business transformation as we respond to the digital revolution and shift from a product to a services business, we will continue to look at opportunities to develop business models and further refine organisation structures.

Risk related to data quality and integrity may lead to noncompliance with legal and other requirements which could damage our business.

Unavailability of timely, complete and accurate data limits informed decision-making and increases risk of non-compliance with legal, regulatory and reporting requirements. Business change and transformation success is dependent on migration of a significant number of datasets.

Global economy and cyclical market factors may adversely impact our financial performance.

With the continued pressure and uncertainty in the worldwide economies, there remains a risk of a weakening in trading conditions, which could adversely impact our future financial performance. The effect of continued deterioration or lack of recovery in the global economy will vary across our different businesses and will depend on the depth, length and severity of any economic downturn. The education market can be affected by cyclical factors, which may lead to a reduction in demand for our products and service.

Failure to successfully invest in and deliver the right products and services and respond to competitive threats could result in lower than expected revenues and profits.

A common trend facing all our businesses is the digitization of content and proliferation of distribution channels, either over the internet, or via other electronic means, replacing traditional print formats. The digital migration brings the need for change in product and content distribution, consumers’ perception of value and the publisher’s position between consumers, retailers and authors.

This is a highly competitive market that is subject to rapid change. We face competitive threats both from large media players and from smaller businesses, online and mobile portals and operators in the digital arena that provide alternative sources of content. New distribution channels, e.g. digital format, the internet, online retailers, growing delivery platforms (e.g., e-readers or tablets), pose both threats and opportunities to our traditional publishing business models, potentially impacting both sales volumes and pricing.

Students are seeking cheaper sources of content, e.g. online discounters, file sharing, use of pirated copies, and rentals, along with open source. This change in behavior puts downward pressure on textbook prices in our major markets, and this could adversely impact our results.

If we do not adapt rapidly to these changes we may lose business to ‘faster’ and more ‘agile’ competitors, who increasingly are non-traditional competitors, making their identification all the more difficult. We may be required to invest significant resources to further adapt to the changing competitive environment.

Changes in government policy and/or regulations have the potential to impact our business model and/or decisions across all markets.

Our educational services and assessment businesses may be adversely affected by changes in government funding resulting from either trends that are beyond our direct control, such as general economic conditions, changes in government educational funding, programs, policy decisions, legislation and/or changes in the procurement process, or our failure to successfully deliver previous contracts.

The results and growth of our US educational services and assessment businesses are dependent on the level of federal and state educational funding, which in turn is dependent on the robustness of state finances and the level of funding allocated to educational programs. State, local and municipal education funding pressures remain, competition from low price and disruptive new business models continues and open source is promoted as a way to keep costs down for our customers. The current challenging environment could impact our ability to collect on education-related debt.

State and local government leadership changes and resultant shifts in education policy can also affect the funding available for educational expenditure, which include the impact of educational reform. Similarly, changes in the government procurement process for textbooks, learning material and student tests, and vocational training programs can also affect our markets. Political pressure on testing, changes in curricula, delays in the timing of the adoptions and changes in the student testing process can all affect these programs and therefore the size of our market in any given year. For our UK examination and assessment businesses, changes in UK government policy have had, and could continue to have, a significant impact on our present business.

There are multiple competing demands for educational funds and there is no guarantee that new textbooks or testing or training programs will be funded, or that we will win or retain this business.

Failure to comply with anti-trust and competition legislation could result in costly legal proceeding and/or adversely impact our reputation.

We are subject to global and local anti-trust and competition law and although we are committed to conducting business in compliance with local and international laws, there is a risk that our management, employees or representatives may act in a way that violates applicable anti-trust or competition laws. As a result, there is a risk of litigation and regulatory proceedings in the countries in which we operate. These legal proceedings could result in greater scrutiny of our operations in other countries for anti-competitive behavior and, in the worst case, incur a substantial financial cost. This would also have an adverse impact on our reputation.

If we do not adequately protect our intellectual property and proprietary rights our competitive position and results may be adversely affected and limit our ability to grow.

Our products and services largely comprise intellectual property delivered through a variety of print and digital media, online software applications and platforms. We rely on trademark, patent, copyright and other intellectual property laws to establish and protect our proprietary rights in these products and services.

Our intellectual property rights (IPR) in countries such as the US and the UK, jurisdictions covering the largest proportion of our operations, are generally well established with the exception of patents, for which we only have a nascent portfolio based largely in the US. However, we also conduct business in other countries where our protection efforts have been limited or inconsistent and the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect our future growth. Where we have registered or otherwise established our IPR, we cannot guarantee that our such rights will provide competitive advantages to due to: the challenges and costs of monitoring and enforcement in jurisdictions where competition may be intense; the limited and/or ineffective IPR protection and enforcement mechanisms available to us in many countries; the potential that our IPR may lapse, be invalidated, circumvented, challenged, or abandoned, or that we may otherwise lose the ability to assert our intellectual property rights against others. Moreover, despite trademark, brand and copyright protection, third parties may copy, infringe or otherwise profit from our proprietary rights without our authorization. The loss or diminution in value of these proprietary rights or our intellectual property could have a material adverse effect on our business and financial performance.

A control breakdown or service failure in our school assessment and qualification business could result in financial loss and reputational damage.

Our professional services and assessment businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. Our financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed or face increased competitive pressures.

There are inherent risks associated with our assessment and qualification businesses, both in the US and the UK. A service failure caused by a breakdown in our testing and assessment processes could lead to a mis-grading of student tests and/or late delivery of test results to students and their schools. In either event we may be subject to legal claims, penalty charges under our contracts, non-renewal of contracts and/or the suspension or withdrawal of our accreditation to conduct tests. It is also possible that such events would result in adverse publicity, which may affect our ability to retain existing contracts and/or obtain new customers.

Our investment into inherently riskier emerging markets may deliver returns that are lower than anticipated.

To take advantage of international growth opportunities and to reduce our reliance on our US and UK markets we have invested in a number of emerging markets, some of which are inherently more risky than our traditional markets. Political, regulatory, economic and legal systems in emerging markets may be less predictable than in countries with more developed institutional structures. Political, regulatory, economic, currency, reputational and corporate governance and compliance risks (including fraud, bribery and corruption) as well as unmanaged expansion are all factors which could limit our returns on investments made in these markets.

Failure to effectively manage risks associated with compliance to global and local anti-bribery and corruption (ABC) legislation could result in costly legal investigations and/or adversely impact our reputation.

Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our management, employees or representatives may take actions that violate applicable laws and regulations prohibiting the making of improper payments for the purposes of obtaining or keeping business, including laws such as the US Foreign Corrupt Practices Act or the UK Bribery Act. Responding to investigations is costly and requires a significant amount of management’s time and attention. In addition, investigations may adversely impact our reputation, or lead to litigation and financial impacts.

Failure to generate anticipated revenue growth, synergies and/or cost savings from acquisitions, mergers and other business combinations, could lead to goodwill and intangible asset impairments.

We continually acquire and dispose of businesses to achieve our strategic objectives and we will continue to consider both as means to pursue our strategic priorities, although we do not plan to make any significant acquisitions in the short term. We for instance hold a 47% equity interest in Penguin Random House, the world’s leading consumer publishing company. This investment and associated return are subject to the continuing success of this venture, in a competitive global market. In 2015, we divested the Financial Times and our equity interest in The Economist in order to increase our focus on the opportunities we see in global education.

We operate in markets that are dependent on Information Technology (IT) systems and technological change. Failure to maintain and support customer facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements, could negatively impact our revenues and reputation.

All our businesses, to a greater or lesser extent, are dependent on information technology. We either provide software and/or internet services to our customers or we use complex IT systems and products to support our businesses activities, including customer-facing systems, back-office processing and infrastructure. We face several technological risks associated with software product development and service delivery, information technology security (including virus and cyber-attacks), e-commerce, enterprise resource planning system implementation and upgrades. Although plans and procedures are in place to reduce such risks, from time to time we have experienced verifiable attacks on our system by unauthorized parties. To date, such attacks have not resulted in any material damage to us, but our businesses could be adversely affected if our systems and infrastructure experience a significant failure or interruption.

Failure to comply with data privacy regulations could result in an incident or other issue potentially causing reputational damage to our brands and financial loss.

Across our businesses we hold large volumes of personally identifiable information including that of employees, customers, students and citizens. Any perceived or actual unauthorized disclosure of personally identifiable information, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm our reputation, impair our ability to attract and retain our customers, or subject us to claims or litigation arising from damages suffered by individuals, and thereby harm our business and operation results. Failure to adequately protect personally identifiable information could potentially lead to penalties, significant remediation costs, reputational damage, cancellation of some existing contracts and difficulty in competing for future business. In addition, we could incur significant costs in complying with the relevant laws and regulations regarding the unauthorized disclosure of personal information. Changes to data privacy legislation must also be monitored and acted upon to ensure we remain in compliance across different markets.

Failure to prevent or detect a malicious attack on our systems could result in a breach of confidentiality, integrity and/or availability of sensitive information.

Across our businesses we hold large volumes of personally identifiable information including that of employees, customers, students and citizens. Despite our implementation of security measures, individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes. A significant breach can result in a devastating impact on Pearson’s reputation, finance and student experience. Inability to prove due diligence can result in severe penalties and loss of business (existing and future).

Our reported earnings and cash flows may be adversely affected by changes in our pension costs and funding requirements.

We operate a number of pension plans throughout the world, the principal ones being in the UK and the US. The major plans are self-administered with the plans’ assets held independently of the Group. Regular valuations, conducted by independent qualified actuaries, are used to determine pension costs and funding requirements. As these assets are invested in the capital markets, which are often volatile, the plans may require additional funding from us, which could have an adverse impact on results.

It is our policy to ensure that each pension plan is adequately funded, over time, to meet its ongoing and future liabilities. Our earnings and cash flows may be adversely affected by the need to provide additional funding to eliminate pension fund deficits in our defined benefit plans. Our greatest exposure relates to our UK defined benefit pension plan, which is valued every three years. Pension fund deficits may arise because of inadequate investment returns, increased member life expectancy, changes in actuarial assumptions and changes in pension regulations, including accounting rules and minimum funding requests. As of the end of 2015, the UK defined benefit plan continues to show a surplus on an IAS19 basis and following the latest valuation is expected to be in surplus on a technical provisions basis following funding payments made during 2015. Following discussions with the plan trustee in 2015, we have committed to a funding program with the target of the plan becoming largely independent of Pearson within five years. However the plan’s ability to achieve and maintain this standard remains subject to market conditions, meaning that additional funding could still be required from Pearson in the future.

Operational disruption to our business caused by our third party providers, a major disaster and/or external threats could restrict our ability to supply products and services to our customers.

Across all our businesses, we manage complex operational and logistical arrangements including distribution centers, data centers, and educational and office facilities, as well as relationships with third party print sites. We have also outsourced some support functions, including information technology, warehousing and logistics to third party providers. The failure of third parties to whom we have outsourced business functions could adversely affect our reputation or financial condition. Failure to recover from a major disaster, (e.g. fire, flood, etc.) at a key facility or the disruption of supply from a key third party vendor or partner (e.g. due to bankruptcy) could restrict our ability to service our customers, and meet the terms of our contractual relationships with both government agencies and commercial customers. Penalty clauses and/or the failure to retain these contracts at the end of the contract term could adversely impact our future revenue growth. Similarly external threats, such as flu pandemic, terrorist attacks, strikes, weather etc., could all affect our business and employees, disrupting our daily business activities.

A significant deterioration in Group profitability and/or cash flow caused by prolonged economic instability could reduce our liquidity and/or impair our financial ratios, and trigger a need to raise additional funds from the capital markets and/or renegotiate our banking covenants.

To the extent that worldwide economic conditions materially deteriorate, the Group’s revenues, profitability and cash flows could be significantly reduced as customers would be unable to purchase products and services in the expected quantities and/or pay for them within normal agreed terms. A liquidity shortfall may delay certain development initiatives or may expose the Group to a need to negotiate further funding. The proceeds from the divestments of the FT and the Economist have significantly improved liquidity. While we anticipate that our existing cash and cash equivalents, together with availability under our existing credit facility, commercial paper program, cash balances and cash from operations, will be sufficient to fund our operations for at least the next 12 months, we may need to raise additional capital to fund operations in the future or to finance acquisitions. If we seek to raise additional capital in order to meet various objectives, including developing future technologies and services, increasing working capital, acquiring businesses and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all.

Our access to capital is influenced by, among other factors, the credit ratings assigned to our debt by the credit rating agencies. At the year-end our long-term ratings were Baa1 from Moody’s and BBB+ from Standard & Poor’s. Both ratings were on negative outlook. The short-term ratings were P2 and A2 respectively. In February 2016, Moody’s changed Pearson’s long-term rating to Baa2 (Stable) and in March 2016 Standard & Poor’s changed Pearson’s long-term rating to BBB (Stable). The short term ratings are unchanged at P2 and A2.

We generate a substantial proportion of our revenue in foreign currencies, particularly the US dollar, and foreign exchange rate fluctuations could adversely affect our earnings and the strength of our balance sheet.

As with any international business, our earnings can be materially affected by exchange rate movements. Our main exposure is to movements in the US dollar to sterling exchange rate as approximately 60% of our total revenue is generated in US dollars. We also have exposure to a range of other international currencies including emerging market currencies. Sales for 2015, translated at 2014 average rates, would have been £137m or 3% lower.

A lack of sufficient capital resources could adversely impact our ability to operate.

If the global economy weakens further and/or the global financial markets collapse, we may not have access to or could lose our bank deposits or customers may fail to pay us in time or may be unable to pay us. Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities. If replacement funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including potential additional acquisitions or development of new products, services and technologies.

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

Failure to adequately protect learners could result in significant harm to one or more.

Incidents may occur that could cause harm to learners. For example, where we have direct learner contact via online learning, or in our direct delivery businesses where we are operating, either ourselves or in partnership with schools, colleges, universities, testing and assessment centers. These incidents can cause harm to learners, which is something we take extremely seriously, and could also have a negative financial, legal and reputational impact to the business.

Failure to adequately protect the safety and security of people and assets could increase our costs and adversely impact our reputation.

We have implemented policies to safeguard the health, safety, well-being and protection of our employees, learners and stakeholders. However, there may be accidents or incidents that occur due to unforeseen risks, for example due to changing local and global threats, causing injury or harm to individuals and impacting our business operations.

Social, environmental and ethical risks may also adversely impact our business.

We consider social, environmental and ethical (SEE) risks no differently to the way we manage any other business risk. These include ethical business behavior, compliance with UN Global Compact standards, environmental impact, people and data privacy.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our business.

At the start of 2016, we launched a new Pearson brand. Protecting the Pearson brand is critical to expanding our business and will depend largely on our ability to maintain our customers’ trust in our solutions and in the quality and integrity of our products and services. If we do not successfully maintain a strong brand, our business could be harmed. Beyond protection, strengthening the Pearson brand will enable us to more effectively engage governments, administrators, teachers, learners and influencers.

ITEM 4.	INFORMATION ON THE COMPANY

Pearson plc

Pearson plc, (Pearson) is an international education company with its principal operations in the education and consumer publishing markets. We create and manage intellectual property, which we promote and sell to our customers under well-known brand names. We deliver our content in a variety of forms and through a variety of channels, including books and online services. We offer services as well as content, from test creation, administration and processing to teacher development and school software. Though we operate in more than 70 countries around the world, today our largest markets are the US (63% of sales) and Europe (15% of sales) on a continuing basis.

Pearson was incorporated and registered in 1897 under the laws of England and Wales as a limited company and re-registered under the UK Companies Act as a public limited company in 1981. We conduct our operations primarily through our subsidiaries and other affiliates. Our principal executive offices are located at 80 Strand, London WC2R 0RL, United Kingdom (telephone: +44 20 7010 2000).

Overview

Pearson consists of its worldwide education business plus a 47% interest in Penguin Random House.

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

From 1 January 2014 the Group has been run as one global education company, organized around three geographical operating segments (North America, Core and Growth), and three lines of business corresponding to the key stages of learning, (schools, higher education and professional, which included the FT Group until the date of disposal in 2015). The lines of business are responsible for the global strategy, investment priorities, product strategy and product portfolio for respective learner age and stage. The geographies are responsible for customer relationships, sales and marketing, and delivery of education products in their markets. Supporting this structure are the global functions which partner with the geographies and lines of business and operate as integrated global functions to achieve scale economies.

Pearson owns a 47% interest in Penguin Random House, which was formed on July 1, 2013, upon the completion of an agreement between Pearson and Bertelsmann to merge their respective publishing companies, Penguin and Random House. Pearson accounts for its interest in Penguin Random House on the equity basis.

Recent developments

In January 2016, Pearson announced that it was embarking on a restructuring program to simplify the business, reduce costs and position the company for growth in its major markets. The majority of the program is expected to be complete by mid-year 2016 and will involve implementation costs in 2016 of approximately £320m, and is expected to generate ongoing annualized benefits of £350m.

Our strategy

Pearson’s goal is to help people make measurable progress in their lives through all kinds of learning. Over the past decade, through a major program of organic investment and acquisitions, Pearson has become one of the leading education companies in the world, with unique geographic reach, product breadth and professional depth.

Pearson’s strategy centers on a significant long-term opportunity: the sustained and growing global demand for greater access, achievement and affordability in education. We can meet this demand by accelerating our shift to digital, to services and to fast-growing economies, and by committing to deliver measurably improved learning outcomes, through our efficacy framework.

In 2016 the strategic growth drivers set out below will guide our work:

•

Digital & services: Build on our global strength in educational courseware and assessment with leading digital products and services, where we see the greatest potential for growth, scalability and impact on learner progress. We combine our insights into market need with our global education expertise. This perspective informs the planning and development of all our teaching and learning products and services, driven by technology, and shapes those where we place the greatest investment.

•

Market presence: Our strategy to build on our leading presence in developed markets, and the opportunity to meet growing global demand for education. Our leading position in educational courseware and assessment enables us to build our capabilities in fast-growing related services. We use our experience and expertise across the business to develop scalable, successful products and services, always meeting learner needs.

•

Measurable outcomes: Our efficacy program is our long term commitment to delivering measurable impact. It informs all strategic decision making across Pearson, including our product and services strategy. We will begin reporting formally on this impact from 2018. We measure and assess the impact of our products and services on learner outcomes. This feeds into our global insights capabilities, enabling us to build a deep understanding of learners’ and customers’ needs, and develop world-class products and services.

Our short term priorities are to deliver transformation, simplify our business, strengthen cash generation and return to growth. Our constant goals are: to generate sustainable returns by delivering long-term growth, extending our global presence and reach, and building on our leading education position; and to deliver measurable impact.

We intend to make Pearson a simpler, better integrated, more cost-efficient company. Our goal is to create single global product organization, combining our three previously separate lines of business. We are integrating our school, clinical and professional assessment operations in North America. We are reducing our exposure to large, direct delivery operations to focus on online, virtual, and blended services in a much more scalable, and profitable way. Each of these changes will help us invest in fewer, bigger opportunities, and ensure that our world-class capabilities can be scaled to customers around the globe.

We are also making productivity improvements across all our enabling functions like Technology, HR and Finance — as our product offering and customer and employee support becomes more digital. We plan to rationalize our property portfolio and consolidate major supplier agreements to drive greater cost efficiency.

As a result of these changes, we expect to reduce Pearson’s global workforce by around 4,000 roles, approximately 10% of our headcount. These are decisions that we never take lightly and we are committed to supporting our colleagues during the transition. We intend to complete these actions by the end of 2016, and will reduce our annual running costs by around £350m. Importantly, they will also create a more focused, integrated business, better able to create and sell products across our markets to improve learning outcomes. This restructuring will give us the improved operational and financial flexibility to invest in growth areas and underpin shareholder returns.

Our plan focuses on operational execution, tight cost management and a sharper strategy to return to growth. We expect to be faster, leaner and more agile as a result of the changes we are making.

Operating divisions

Pearson is one of the leading providers of educational courseware, assessment and digital teaching and learning technologies. We provide test development, processing and scoring services to governments, educational institutions, corporations and professional bodies around the world. We publish across the curriculum and provide a range of education services including teacher development, educational software and system-wide solutions.

We report Pearson’s performance in three segments: North America, Growth, and Core.

North America

Our North American business serves educators and students in the US and Canada from early education through elementary, middle and high schools and into higher education with a wide range of products and services: courseware including curriculum textbooks and other learning materials; assessments including test development and scoring; and services including the provision of online learning services. Pearson has a leading position in each of these areas and a distinctive strategy of connecting those parts to support institutions and personalize learning. Our largest market is North America, and across the US we are working with states, schools and colleges to help make education more effective, accessible and affordable for a diverse community of learners.

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

Testing plays an integral role in determining educator and student success and we are the largest provider of educational assessment services in the US. We mark large-scale school examinations for the US federal government and more than 25 American states, scoring billions of machine-scorable test questions and evaluating more than 111 million essays, portfolios and open-ended test questions every year. Working with educators and education advocates, our experts are helping to lead the development of Next-Generation Assessments that feature technology-enhanced items, performance-based assessments, and adaptive learning to foster problem-solvers and critical thinkers ready to compete in the global economy.

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

Nearly 11 million North American college students registered with our higher education digital courseware to pursue their studies. The growing trend provides a wealth of data and analytics to improve the performance of individual students. Our advance capabilities in data, analytics and adaptive learning, and our leading efficacy research, enable us to design a smart learning path for every student.

The demand for online learning is steadily rising and we see this area as one of the fastest growing parts of the market where we can see demand increasing significantly over the next few years, where we’ve already got a good presence and where we think we could deploy our courseware, assessment, and technology capabilities at scale. Pearson On Line Services runs fully online undergraduate and graduate learning programs, such as the programs at Arizona State University Online. Likewise, at school level, Connections Education, our virtual school business serves tens of thousands of students through both virtual and blended school programs. This is one of our fastest growing businesses with demand continuing to increase year on year.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2015 compared to year ended December 31, 2014 — Sales and operating profit by division — Core” for a discussion of developments during 2015 with respect to this segment.

Growth Markets

Our aim is to take educational products and services and apply them at scale in countries such as Brazil, South Africa, China, India and other fast-growing economies. Around one third of our employees now work in these countries. We reach around two million students directly through our English language schools in China, Brazil and elsewhere, our partner schools in Brazil and India, and our higher education institutions in South Africa, as well as millions more with our textbooks and educational software.

In Brazil we are leading primary and secondary education with our ‘sistemas’ or learning systems which include COC, Dom Bosco, Pueri Domus and NAME. In South Africa we run thirteen of our CTI and MGI campuses throughout the country. We have over 11,000 students enrolled in courses ranging from undergraduate degrees in IT and sociology, to business diplomas and Masters courses in psychology. Our campuses prioritize digital learning with over 10,000 of our students accessing their courses through tablet devises, and focus on learning outcomes that prepare students for employment opportunities in their chosen careers.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2015 compared to year ended December 31, 2014 — Sales and operating profit by division — Core” for a discussion of developments during 2015 with respect to this segment.

Core Markets

Our biggest Core markets are the UK, Australia, Germany, France, the Benelux countries and Italy. These are countries where we work closely with educators and policy makers to improve learning through creating curriculum, designing assessments and developing digital learning systems. Additionally we have around 100 other markets, where we do not have scale ourselves, so we collaborate with others who share our values and commitment to efficacy to maximize reach and impact.

In the UK school market, we are the largest awarding organization offering academic and vocational qualifications that are globally recognized and benchmarked, with educational excellence rooted in names like

Edexcel, BTEC and LCCI. Learners take our qualifications in more than 80 countries worldwide. We use our online marking technology to mark over 97% of examination papers and our ResultsPlus service provides detailed analysis of every learner’s examination results. We are also driving innovation through digital products such as Bug Club and ActiveLearn, and supporting skills for employability for progression in study, work and life.

Through Pearson College we are the only FTSE 100 company delivering degrees in the UK. Our students get the chance to learn from leading employers as well as experienced academics and subject experts, in the heart of a 21st Century business.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2015 compared to year ended December 31, 2014 — Sales and operating profit by division — Core” for a discussion of developments during 2015 with respect to this segment.

The details below describe our professional line of business, which is geographically spread over the three above segments. During 2015 Pearson sold its interests in The Financial Times and The Economist Group. The results of The Financial Times and The Economist Group are included in discontinued operations up to the sale completion dates being November 30, 2015 and October 16, 2015 respectively.

Our professional testing business, Pearson VUE (VUE), is a global leader in electronic testing for regulatory and certification boards, providing a full suite of services from test development to test delivery and data management. Pearson VUE offers exams through an extensive network of over 7,200 test centers across 194 countries, delivering the NCLEX exam for the National Council of State Boards of Nursing, the GMAT for the Graduate Management Admissions Council and numerous IT exams such as Cisco and CompTIA. In the UK Pearson VUE works with professional and government bodies including the Chartered Institute of Management Accountants (CIMA) and the Construction Industry Training Board (CITB).

Pearson VUE also includes Certiport, the world-leader in IT performance-based exams delivered through a global network of academic test centers, and GED Testing Service, a joint venture with the American Council on Education to deliver a leading high school equivalency exam.

Pearson’s English assets make the company the world’s largest English language learning business. More than 1.5 million teachers and 35 million students use our English language learning resources and tools each year. The businesses in Pearson’s English division include: Wall Street English (center-based learning for consumers); ELT (institutional English language publications including brands such as Longman); Pearson English Business Solutions (online business English learning solutions) and Grupo Multi (the leading adult English language training company in Brazil).

In 2014 Pearson English released the Global Scale of English, the world’s first common, global benchmark of English language learning. It measures English language progress on a numeric scale in a way that is consistent, granular and actionable for governments, corporates, academics, institutions and learners. The Scale has been created as the Open Standard for English that meets a global need.

The Financial Times (FT) is one of the world’s leading news organizations, recognized globally for its authority, integrity and accuracy. The FT provides a broad range of essential services, including news, comment, data and analysis, to a growing audience of internationally minded professionals. The FT is comprised of the FT newspaper and FT.com, Financial Publishing, FT Chinese, FT Labs, and Medley Global Advisors. The FT Group included a 50% interest in The Economist Group, a publisher of one of the world’s leading weekly business and current affairs magazines, this interest was substantially disposed of in October 2015. Pearson sold The Financial Times in November 2015.

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

In 2015, our share of Penguin Random House profit after tax as of December 31, 2015 was £64m.

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

Intellectual property

Our principal intellectual property assets consist of our 1) trademarks and other rights in our brands (including corporate and business unit brands, imprints, as well as product and service brands), 2) copyrights for our textbook and related educational content and software code, and 3) patents and trade secrets related to the innovative methods deployed in our key technologies. We believe we have taken all reasonable legal steps to protect our key brands in our top markets and copyright in our content and have taken appropriate steps to develop a comprehensive patent program to ensure appropriate protection of emerging inventions that are critical to our new business strategies.

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

Licenses, patents and contracts

We are not dependent upon any particular licenses, patents or new manufacturing processes that are material to our business or profitability. Likewise, we are not materially dependent upon any contracts with suppliers or customers, including contracts of an industrial, commercial or financial nature. Notwithstanding the foregoing, our Education business is dependent upon licensed rights since most textbooks and digital learning tools include content and/or software that is licensed to us by third parties (or assigned subject to royalty arrangements). In addition, some of our software products in various business lines, particularly those of our Clinical business, rely upon patents licensed from third parties.

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

Organizational structure

Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of our significant subsidiaries and associates as at December 31, 2015, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

Name	Country of incorporation/residence	Percentage interest/voting power
Pearson Education Inc.	United States (Delaware)	100%
Pearson Education Ltd.	England and Wales	100%
NCS Pearson Inc.	United States (Minnesota)	100%
Penguin Random House LLC.	United States (Delaware)	47%
Penguin Random House Ltd.	England and Wales	47%

In February 2014 the Group acquired Grupo Multi, Brazil’s leading adult English language training company. There were no significant acquisitions in 2015 or 2013.

During 2015 the Group disposed of its interest in the FT Group including its 50% share of The Economist. The Financial Times sale was completed on 30 November 2015 and the sale of our 50% share of The Economist Group was substantially completed on 16 October 2015. Also, in July 2015, the Group disposed of its interest in PowerSchool.

During 2014 the Group disposed of its interest in the Mergermarket group of companies and our North America business disposed of its joint venture interests in Safari Books Online and CourseSmart.

During 2013 the Group disposed of its interest in the Penguin group of companies in exchange for a 47% interest in Penguin Random House.

Property, plant and equipment

Our headquarters are located at leasehold premises in London, England. We own or lease approximately 1,000 properties, including approximately 650 testing/teaching centers in over 60 countries worldwide, the majority of which are located in the United Kingdom, the United States and China.

The properties owned and leased by us consist mainly of offices, distribution centers and computer testing/teaching centers.

The vast majority of our printing is carried out by third party suppliers. We operate a small digital print operation as part of our Pearson Assessment & Testing businesses which provides short-run and print-on-demand products, typically custom client applications.

We own the following principal properties at December 31, 2015:

General use of property	Location	Area in square feet
Office	Iowa City, Iowa, USA	312,760
Warehouse/Office	Old Tappan, New Jersey, USA	212,041
Warehouse/Office	Cedar Rapids, Iowa, USA	205,000
Office	Southwark, London, UK	155,000
Office	Hadley, Massachusetts, USA	137,070
Printing	Owatonna, Minnesota, USA	128,000
Office	Manchester, UK	139,680

We leased the following principal properties at December 31, 2015:

General use of property	Location	Area in square feet
Warehouse/Office	Lebanon, Indiana, USA	1,091,435
Warehouse/Office	Cranbury, New Jersey, USA	886,747
Warehouse/Office	Indianapolis, Indiana, USA	737,850
Office	Hoboken, New Jersey, USA	216,273
Office	New York City, New York, USA	313,285
Office	London, UK	282,923
Warehouse/Office	Newmarket, Ontario, Canada	278,912
Office	San Antonio, Texas, USA	228,285
Warehouse/Office	Austin, Texas, USA	226,076
Office	Boston, Massachusetts, USA	225,299
Office	Noida, India	192,122
Office	Glenview, Illinois, USA	187,500
Office	Bloomington, Minnesota, USA	167,218
Warehouse/Office	Cape Town, South Africa	160,387
Warehouse/Office	Uttar Pradesh, India	145,041
Office	Harlow, UK	137,857
Office	Chandler, Arizona, USA	135,460
Warehouse	Sao Paulo, Brazil	132,331
Warehouse/Office	Cedar Rapids, Iowa, USA	119,682
Office	Centennial, Colorado, USA	117,554
Teaching Centre	Pretoria, South Africa	105,241
Call Center/Office	Lawrence, Kansas, USA	105,000

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for description of the Company’s capital expenditure.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

The Company has not received, 180 days or more before the end of the 2015 fiscal year, any written comments from the Securities and Exchange Commission staff regarding its periodic reports under the Exchange Act which remain unresolved.

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

General overview

Introduction

Pearson’s primary segments for management and reporting are geographical as follows: North America, comprising the School, Higher Education and Professional businesses in US and Canada; Growth, comprising the School, Higher Education and Professional businesses in emerging markets which are investment priorities, including Brazil, China, India and South Africa; and Core, comprising the School, Higher Education and Professional businesses in more mature markets, including the UK, Australia and Italy. In addition Pearson separately reports on an equity basis the results from its Penguin Random House (PRH) associate.

On 16 October 2015, Pearson substantially completed the sale of its 50% interest in the Economist to EXOR and on 30 November 2015 Pearson completed the sale of the Financial Times to Nikkei. The results of the Economist and the Financial Times are included in discontinued operations in 2013 and 2014 and to the date of sale in 2015. Also, in July 2015, the Group disposed of its interest in PowerSchool to Vista Equity Partners for consideration of £222m realizing a pre-tax gain of £30m net of a £70m write down of related software assets. The PowerSchool business was not significant enough to meet the definition of a discontinued business and its results to the date of disposal are included in continuing operations.

On February 4, 2014, Pearson completed the sale of the Mergermarket Group to BC Partners. The Mergermarket business was classified as held for sale on the balance sheet at December 31, 2013. Mergermarket’s results for 2014 to the date of sale and for 2013 have been included in discontinued operations.

In July 2013, Pearson and Bertelsmann completed a transaction to create a new consumer publishing business by combining Penguin and Random House, and from that point, Pearson no longer controlled the Penguin Group of companies. Pearson accounts for its 47% associate interest in the Penguin Random House on the equity basis. The results for Penguin in the first half of 2013 have been included in discontinued operations. The share of results from the associate interest in Penguin Random House arising in the second half of 2013, and in 2014 has been included in operating profits in continuing operations.

Sales from continuing operations declined from £4,540m in 2014 to £4,468m in 2015, a decrease of £72m or 2%. This year on year decline was reduced by currency movements, primarily the strength of the US dollar relative to sterling during the year. In 2015 currency movements increased sales by £137m when compared to the equivalent figures at constant 2014 rates. When measured at 2014 constant exchange rates, our sales declined by 5%. Part of the decrease is due to the absence of sales from businesses sold during the year and also in light of the evolution of our Connections Education business in North America a greater proportion of that revenue is now recognized on a net basis. We estimate that after excluding the impact of acquisitions and disposals and after taking account of the evolution of sales at Connections Education, sales declined by 2% at constant exchange rates. Although there was growth in the Pearson VUE, Connections Education and Wall Street English China businesses, this growth was more than offset by declines in the US Higher Education, UK Qualifications and South Africa businesses.

In 2015, Pearson reported an operating loss (from continuing operations) of £404m compared to a corresponding profit of £348m in 2014. The decrease of £752m mainly reflects an increase in intangible charges. Following significant economic and market deterioration in the Group’s operations in emerging markets and ongoing cyclical and policy related pressures in the Group’s mature market operations, management’s expectations of future returns were revised down in the course of 2015 resulting in the impairment of intangible assets in North America of £282m, in Core markets of £37m and in Growth markets of £530m. In 2014 impairments of £77m related to India. Operating profit before these impairments increased by £20m in 2015 compared to 2014. Cost savings in 2015 offset the impact of reduced sales and reduced service fee income from PRH. Cost savings followed restructuring in 2014 and consequent benefits that flowed through in 2015 and were compounded by a reduction in employee incentives in 2015. Currency movements had only a small impact on operating profit when comparing 2015 profit translated at constant 2014 exchange rates.

The loss before taxation in 2015 of £433m compares to a profit before taxation of £255m in 2014. The decrease of £688m mainly reflects the £752m decrease in reported operating profit identified above, offset by a reduction in net finance costs of £64m, from £93m in 2014 to £29m in 2015. The Group’s net interest payable decreased from £64m in 2014 to £46m in 2015, mainly due to the lower level of average net debt in the period following disposals, additional interest receivable on cash balances held overseas and lower interest on tax following agreement of historical tax positions. Also included in net finance costs are finance costs of deferred consideration associated with acquisitions, foreign exchange and other gains and losses. In 2015 the total of these items was a gain of £17m compared to a loss of £29m in 2014. Both the gain in 2015 and the loss in 2014 mainly relate to foreign exchange differences on un-hedged cash and cash equivalents, and other financial instruments.

Net cash generated from operations decreased to £518m in 2015 from £704m in 2014. The decreased cash flow reflected trading conditions across all the businesses including the impact of an increase in US higher education textbook returns and higher pension deficit payments. Our average working capital to sales ratio declined by 3.1 percentage points to 15.4% reflecting disposals of businesses with relatively lower levels of working capital but was also due to higher receivable balances and the absence of incentive accruals. Average working capital comprises the average of the monthly carrying values over the relevant 12 month period for inventory, pre-publication costs, debtors and creditors, including deferred revenue.

Net interest paid at £51m in 2015 was lower than the £73m paid in 2014 and reflects the lower interest charge for the year. Tax paid in 2015 was £232m compared to £163m in 2014. Tax paid in 2015 included the tax on disposals made during the year of approximately £103m. Net capital expenditure on property, plant and equipment after proceeds from sales increased to £84m in 2015 from £66m in 2014 and net capital expenditure on software intangibles rose from £105m in 2014 to £160m in 2015. The increase in both tangible and intangible capital expenditure is largely attributed to the investment in enabling function technology designed to lower administrative costs. The net cash outflow in respect of businesses and investments acquired was £463m in 2014, the majority of which related to the acquisition of Grupo Multi, there were no significant acquisitions in 2015 and expenditure totaled £27m in the year. The net cash inflow in respect of businesses and investments disposed was £1,422m in 2015 compared to £375m in 2014. In 2015 the cash received largely related to the Financial Times, The Economist and PowerSchool disposals and in 2014 related primarily to the Mergermarket sale. Dividends from joint ventures and associates increased from £120m in 2014 to £162m in 2015 due to an increase in the dividend from PRH. Dividends paid of £423m in 2015 compares to £398m in 2014 (including £1m paid to non-controlling interests). Overall the Group’s net borrowings reduced from £1,639m at the end of 2014 to £654m at the end of 2015. The reduction in net debt was due to the factors noted above, principally the receipt of proceeds from disposals, and was slightly offset by an increase in reported net debt due to the strengthening of the US dollar relative to sterling.

Outlook

In North America, our largest market, we anticipate US college enrolments will be flat given the forecast of modest improvements in US employment; a smaller adoption market in K-12 learning services and lower participation rate will be partially offset by growth in Open Territories driven by new products; reduced testing revenues in North America reflecting State and National Assessment contract losses worth approximately £100m announced in 2015; growth in clinical assessments and professional certification.

In our Core markets (which include the UK, Italy and Australia), we expect declines in vocational course registrations in UK schools, ongoing pressure in our various learning services businesses, partially offset by growth in managed services in Australia and the UK. At VUE, we will cease to deliver the contract to administer the UK Driving Theory test for the DVSA in September 2016.

In our Growth markets (which include Brazil, China, India and South Africa), we expect continued pressure in South Africa on government spending on textbooks and lower enrolments in CTI, macro-economic pressures in emerging markets, specifically China and Brazil, offset by growth from new products such as the New Student Experience.

In Penguin Random House, we anticipate that additional benefits from the ongoing integration of the business will be broadly offset by reduced demand for eBooks, following industry-wide changes in terms in 2015.

We completed the sale of PowerSchool on 31 July 2015 for £222m; the sale of The Financial Times on 30 November 2015 for £858m; and substantially completed the sale of our 50% stake in The Economist Group on 16 October 2015 for £469m including the gain on revaluation of the remaining 11% investment to a fair value of £92m. In addition we disposed of Fronter and a number of print textbook lists in the US. Total disposals contributed approximately £90m to 2015 adjusted operating profit which will not recur in 2016.

Group incentive compensation was zero in 2015 reflecting the weakness of performance versus budget. The incentive pool will be reinstated to £110m in 2016 to ensure our work force is incentivized to sustain its strong competitive performance and to implement a significant program of change within the company.

Building on the work we have done over the last three years, we are taking further action to simplify our business and reduce our costs and position us for growth in our major markets. We intend to: create a single courseware product organization; integrate our North American assessment operations; reduce our exposure to large scale direct delivery and focus on more scalable online, virtual, and blended services; implement major efficiency improvements across all our enabling functions — technology, finance, HR; and rationalize our property portfolio and renegotiate and consolidate major supplier agreements. To implement this program, we will incur costs of approximately £320m in 2016 and expect to generate annualized savings of approximately £350m, with approximately £250m of savings in 2016 and a further £100m of savings in 2017. We have already implemented a number of significant associated actions since announcing the program in January 2016.

Sales information by segment

The following table shows sales information for each of the past three years by segment:

	Year Ended December 31
	2015	2014	2013
	£m	£m	£m
North America	2,940	2,906	3,008
Core	836	910	1,008
Growth	692	724	712

Total continuing operations	4,468	4,540	4,728

Discontinued operations	312	343	962

Total	4,780	4,883	5,690

Sales information by geographic market supplied

The following table shows sales information for each of the past three years by geographic region:

	Year Ended December 31
	2015	2014	2013
	£m	£m	£m
Continuing operations
European countries	667	725	775
North America	2,907	2,871	2,980
Asia Pacific	590	565	588
Other countries	304	379	385

Total continuing operations	4,468	4,540	4,728

Discontinued operations
European countries	198	236	386
North America	74	69	454
Asia Pacific	35	34	110
Other countries	5	4	12

Total discontinued operations	312	343	962

Total	4,780	4,883	5,690

In the table above sales are allocated based on the country in which the customer is located.

Exchange rate fluctuations

We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was £1:$1.53 in 2015, £1:$1.65 in 2014 and £1:$1.57 in 2013. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. In 2015, Pearson generated 63% of its continuing sales in the US (2014: 61%; 2013: 60%). In 2015 we estimate that a five cent change in the average exchange rate between the US dollar and sterling would have had an impact on our reported earnings per share of 2.0p and a five cent change in the closing exchange rate between the US dollar and sterling would have had an impact on shareholders’ funds of approximately £180m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information. The year-end US dollar rate for 2015 was £1:$1.47 compared to £1:$1.56 for 2014 and £1:$1.66 for 2013. The total impact on shareholders’ funds of foreign exchange translation was a loss of £69m in 2015 compared to a gain of £175m in 2014. These net movements are principally driven by movements in the US dollar as a significant portion of the Group’s operations are in the US, however, in 2015 the impact of a stronger US dollar compared to sterling was more than offset by sterling’s strength against other currencies.

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

Results of operations

Year ended December 31, 2015 compared to year ended December 31, 2014

Consolidated results of operations

Sales

Our total sales from continuing operations decreased by £72m, or 2%, from £4,540m in 2014, to £4,468m in 2015. The 2015 sales benefitted from the impact of currency movements. The 2015 sales, translated at 2014 average exchange rates, would have been £137m less at £4,331m a 5% decrease at constant exchange rates. Part of the decrease is due to the absence of sales from businesses sold during the year and also in light of the evolution of our Connections Education business in North America a greater proportion of that revenue is now recognized on a net basis. We estimate that after excluding the impact of acquisitions and disposals and after taking account of the evolution of sales at Connections Education, sales declined by 2% at constant exchange rates.

North America sales increased by £34m or 1% from £2,906m to £2,940m, due to the strengthening of the US dollar against sterling. We estimate that after excluding the impact of exchange, the contribution from acquisitions and disposals and adjustments made in respect of Connections Education, North America sales declined by 1% in 2015 compared to 2014. Revenue growth in our professional and clinical assessments businesses was offset by contract losses in our State and National assessments businesses. In addition Higher Education and School courseware sales fell as a result of lower college enrolments and a smaller market opportunity in School despite market share gains in both Higher Education and School. North America continued to be the most significant source of our sales and as a proportion of sales contributed 66% in 2015 and 64% in 2014.

Core sales declined by £74m or 8% from £910m in 2014 to £836m in 2015. We estimate that after excluding acquisitions and disposals and the impact of exchange, Core sales declined by 5%. Growth in Pearson Online Services in Australia, Wall Street English in Italy, Clinical Assessment in Germany and the Pearson Test of English in Australia was more than offset by revenue declines in UK qualifications as the business nears the end of a period of policy change. In addition revenue declines at VUE, phasing and market weakness in Australian Higher Education courseware and the focusing of our UK school courseware on products that directly support Pearson Qualifications also contributed to the overall decline.

Growth sales declined by £32m or 4% from £724m in 2014 to £692m in 2015, much of the decline can be attributed to exchange and the strength of sterling against key emerging market currencies. We estimate that after excluding the impact of exchange rates and the incremental contribution from acquisitions made in 2014 sales declined by 1%. In China, revenues grew modestly reflecting strong sales of premium services in our direct delivery English Language Learning businesses offset by list disposals. In Brazil, revenues were stable with good growth in private sistemas and language schools offset by declines in government funded sistemas and language schools. In South Africa, revenues declined significantly due to a smaller textbook adoption cycle and lower enrolments at CTI. In the Middle East, our business was impacted by the withdrawal from contracts in Saudi Arabia.

Cost of goods sold and operating expenses

The following table summarizes our cost of sales, net operating expenses and impairment of intangible assets:

	Year Ended December 31
	2015	2014
	£m	£m
Cost of goods sold	1,981	2,021
Operating expenses
Distribution costs	80	84
Selling, marketing and product development costs	895	931
Administrative and other expenses	1,195	1,168
Restructuring costs	35	64
Other net gains and losses	(13)	(2)
Other income	(98)	(120)

Total net operating expenses	2,094	2,125
Impairment of intangible assets	849	77

Total expenses	4,924	4,223

Cost of goods sold. Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges, the cost of service provision in the assessment and testing business and the cost of teaching and facilities in direct delivery businesses. Our cost of sales decreased by £40m, or 2%, from £2,021m in 2014, to £1,981m in 2015. The decrease corresponds primarily to the decrease in sales, with cost of sales at 44.3% of sales in 2015 compared to 44.5% in 2014.

Distribution costs. Distribution costs consist primarily of shipping costs, postage and packing. Distribution costs decreased due to the continuing shift to digital and services products.

Selling, marketing and product development costs. Our selling, marketing and product development costs decreased by £36m or 4% from £931m in 2014 to £895m in 2015. As a percentage of sales these costs were relatively consistent at 20.0% in 2015 and 20.5% in 2014, reflecting some continuing benefits of restructuring.

Administrative and other expenses. Our administrative and other expenses increased by £27m or 2% from £1,168m in 2014 to £1,195m in 2015. Increases in intangible amortization and investment in technology offset decreases in employee compensation.

Restructuring costs. Restructuring costs, which include costs for redundancy and property exits, returned to a more normal level in 2015 after a period of transformation in 2013 and 2014. Restructuring costs were £29m lower in 2015 at £35m compared with £64m in 2014.

Other net gains and losses. Included in other net gains and losses in 2015 is the profit on sale of PowerSchool of £30m net of £70m of write downs on related software assets and small losses on investments and costs relating to prior year disposals totaling £17m. Other gains and losses in 2014 are gains on the sale of joint venture interests in Safari Books Online and CourseSmart totaling £40m and a loss on the disposal of an investment in Nook Media of £38m.

Other income. Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions, together with the service fee income from Penguin Random House. Other operating income decreased to £98m in 2015 compared to £120m in 2014 mainly due to a reduction in Penguin Random House service fee income. This income decreased as Penguin Random House reduced its reliance on Pearson systems and processes and the fee of £41m in 2014 compares to a fee of £16m in 2015.

Impairment of intangible assets. Following significant economic and market deterioration in the Group’s operations in emerging markets and ongoing cyclical and policy related pressures in the Group’s mature market operations, management’s expectations of future returns were revised down in the course of 2015, consistent with our outlook for 2018, resulting in the impairment of intangible assets in North America of £282m, in Core markets of £37m and in Growth markets of £530m. In 2014 impairments of £77m related to India.

Share of results of joint ventures and associates

The contribution from our joint ventures and associates increased by £21m to £52m in 2015 from £31m in 2014. The increase is mainly due to Penguin Random House where there was an improved operating performance coupled with a reduced amortization charge.

Operating loss / profit

In 2015 there was an operating loss on a continuing basis of £404m compared to an operating profit on a continuing basis of £348m in 2014. The reduction in profit is entirely due to the impairment of intangible assets outlined above.

Net finance costs

Net finance costs reduced by £64m, from £93m in 2014 to £29m in 2015. Net interest payable in 2015 was £46m, compared to £64m in 2014. The majority of the movement in net interest payable is due to the release of accrued interest following agreement of historical tax positions. For our debt portfolio, our fixed rate policy reduces the impact of changes in market interest rates, however we were still able to benefit from low average US dollar interest rates during the year as the majority of the Group’s debt is US dollar denominated. Year-on-year, average three month US dollar LIBOR rose by 0.1% to 0.3%. This slight increase in floating market interest rates, along with the impact of changes in our debt portfolio, foreign exchange translation and the effect of slightly lower levels of average net debt in the period led to little change in the year-on-year interest charge on debt. Interest receivable on cash balances held overseas was reduced from the prior year due mainly to the weakening of emerging market currencies against sterling. The Group’s average net debt fell by £61m, largely as a result of disposals in the fourth quarter of 2015 offsetting the translation of our predominantly US dollar debt. These combined factors contributed to the overall decrease in the Group’s average net interest payable from 3.6% to 2.7%.

Other net finance costs are finance income and costs on retirement benefits, finance costs on related to deferred consideration associated with acquisitions, foreign exchange and other gains and losses. In 2015, the total of these items was a gain of £17m compared to a loss of £29m in 2014. Both the gain in 2015 and the loss in 2014 mainly relate to foreign exchange differences on unhedged cash and cash equivalents and other financial instruments. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Taxation

The total tax benefit in 2015 of £81m represents 18.7% of pre-tax losses and compares to a charge of £56m or 22.0% of pre-tax profits in 2014. Our overseas profits, which arise mainly in the US, are largely subject to tax at higher rates than that in the UK (which had an effective statutory rate of 20.25% in 2015 and 21.5% in 2014). The reduced rate in 2015 reflects the lack of tax relief on some of our goodwill impairments offset in part by adjustments arising from agreement of historical tax positions. Both these items were more significant in 2015 than they had been in 2014.

Discontinued operations

Profit from discontinued operations in 2015 was £1,175m compared to £271m in 2014 with the difference being due primarily to gains on disposals in the respective years.

On 16 October 2015, Pearson substantially completed the sale of its 50% interest in the Economist to EXOR and on 30 November 2015 Pearson completed the sale of the Financial Times to Nikkei. The pre-tax gains on these sales were £473m and £711m respectively. We expect both of these transactions to qualify for substantial shareholder exemption in the UK and therefore there was no tax on the Economist gain and tax on the Financial Times sale amounted to £49m. The gains on these transactions and the results for both 2014 and 2015 to the respective sale dates have been included in discontinued operations.

The sale of Mergermarket to BC partners was completed on 4 February 2014 and resulted in a gain of £244m before tax. The gain on sale and the results for 2014 to the date of sale have been included in discontinued operations. Also included in discontinued operations in 2014 is a gain of £29m relating to adjustments to liabilities arising on the formation of the Penguin Random House group. Although this transaction completed in 2013 there were subsequent adjustments relating to the potential transfer of pension liabilities and tax.

Profit for the year

The profit for the financial year in 2015 was £823m compared to a profit in 2014 of £470m. The 2015 profit includes the gains on the sale of the Financial Times and Economist partly offset by significant impairment charges in the year. The net of these items were more significant than disposal gains and impairment charges had been in 2014.

Earnings per ordinary share

The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 101.2p in 2015 compared to 58.1p in 2014 based on a weighted average number of shares in issue of 813.3m in 2015 and 810.9m in 2014. The increase in earnings per share was due to the increase in profit for 2015 described above and was not significantly affected by the movement in the weighted average number of shares.

A diluted earnings per ordinary share was not calculated in 2015 as a result of the loss from continuing operations in 2015. The diluted earnings per share of 58.0p in 2014 was not significantly different from the basic earnings per share in that year as the effect of dilutive share options was again not significant.

Exchange rate fluctuations

Currency movement increased sales by £137m and had only a small impact on operating profit. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding our management of exchange rate risks.

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

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2015
£m	North America	Core	Growth	PRH	Continuing	Discontinued	Total
Sales	2,940	836	692	—	4,468	312	4,780
	66%	19%	15%	—	100%
Total operating profit	113	30	(595)	48	(404)	1,232	828
	89%	32%	(25%)	4%	100%

Add back:
Other net gains and losses	(19)	5	—	1	(13)	(1,184)	(1,197)
Acquisition costs	—	—	—	—	—	—	—
Intangible charges	386	79	583	41	1,089	3	1,092

Adjusted operating profit: continuing operations	480	114	(12)	90	672	—	672
Adjusted operating profit: discontinued operations	—	—	—	—	—	51	51

Total adjusted operating profit	480	114	(12)	90	672	51	723

	66%	16%	(2%)	13%	93%	7%	100%

	Year Ended December 31, 2014
£m	North America	Core	Growth	PRH	Continuing	Discontinued	Total
Sales	2,906	910	724	—	4,540	343	4,883
	64%	20%	16%	—	100%
Total operating profit	336	100	(103)	15	348	325	673
	97%	29%	(30%)	4%	100%

Add back:
Other net gains and losses	(2)	—	—	—	(2)	(273)	(275)
Acquisition costs	2	1	3	—	6	—	6
Intangible charges	108	21	132	54	315	3	318

Adjusted operating profit: continuing operations	444	122	32	69	667	—	667
Adjusted operating profit: discontinued operations	—	—	—	—	—	55	55

Total adjusted operating profit	444	122	32	69	667	55	722

	61%	17%	4%	10%	92%	8%	100%

North America

North America sales increased by £34m or 1% from £2,906m to £2,940m and adjusted operating profit increased by £36m, or 8%, from £444m in 2014 to £480m in 2015. The increase in headline terms was a result of currency movements due to the strengthening of the US dollar against sterling. At constant exchange and after taking account of the contribution from acquisitions and disposals and adjustments made in respect of Connections Education, sales declined by 1% and adjusted profits increased by 1%, mainly reflecting sales declines in US Higher Education partially offset at a profit level by year-on-year cost savings.

In our statutory results in 2015 we recognized an impairment to our US goodwill of £282m following ongoing cyclical and policy related pressures in our main US markets and we also realized a gain on sale of

PowerSchool of £30m net of the write down of related software assets. In addition to the gain on PowerSchool there were also small losses on the sale and write down of smaller investments of £11m. In 2014 we recognized a £38m loss on disposal of our 5% stake in Nook Media and a £40m gain on the disposal of our stakes in Safari Books Online and CourseSmart.

Overall adjusted operating margins in the North America business improved in 2015 to 16.3% compared to 15.3% in 2014 as a result of cost savings and the absence of restructuring costs following restructuring in 2014 and the benefit from list sales in 2015.

North America — School

In School, strong enrolment growth in Connections Education, good growth in Clinical Assessments and market share gains in courseware were offset by the impact of a smaller textbook adoptions market and weakness in the open territories in K-12 courseware, and a change in revenue model at Connections Education which records revenue for services charged at cost on a net basis.

Connections Education, our virtual school business served over 68,000 full time equivalent students through full-time virtual and blended school programs in 2015, up 11% from 2014 as a result of underlying growth and a new state-wide school in North Carolina. Connections manages 30 virtual public schools with three new full-time state-wide virtual public schools approved for the 2016-17 school year to serve students in Arkansas, Washington and New Mexico. In its annual Parent Satisfaction Survey 93% of parents of students enrolled in full-time online partner schools “recommend” Connections to other families.

In courseware, revenue declined year on year despite strong market share performance primarily due to a smaller overall adoption market as compared to 2014. Overall market share increased slightly driven by a strong performance in new adoption markets where we won 31% (2014: 25%) of new adoptions competed for, or 29% (2014: 25%) of the total new adoption market of $730m in 2015 (2014: $910m), led by a strong performance in Grades K-6 Social Studies in Texas and Indiana and in Grades K-6 Science in Oklahoma. We expanded iLit, our digital reading intervention program, covering a broader range of students including English Language Learners. Research studies show that students using iLit gain two or more years of reading growth in a year using this tablet based program (http://pear.sn/PErhf). We launched ReadyGEN, a K-6 reading series and enVisionMATH2.0, the newest offering in the highly successful enVisionMATH K-6 math program.

In State and National Assessments, revenues for the full year declined due to contract losses. High-stakes online test volumes grew strongly, up 130% on 2014 to 26.4 million, as customers transitioned to computer based testing. Paper based high stakes test volumes grew 3% to 32.7 million. Pearson successfully delivered English Language Arts and Math PARCC assessments to over 4.8 million students across 11 states and the District of Columbia. ACT Aspire delivered Common Core aligned college and career readiness assessments to 1.3 million students up 67% from 2014 and was chosen for three new state-wide deployments in 2016. The states of Arkansas, Mississippi and Ohio will discontinue PARCC assessments in 2016. We were awarded contracts to deliver the Indiana Statewide Test of Educational Progress (ISTEP); renewed the Puerto Rican Tests of Academic Achievement (PPAA) and parts of the assessments contract awarded by the Texas Education Agency; and extended our contracts to administer the Mississippi Science Test and Mississippi Subject Area Testing Program. We ceased to administer the majority of the current Texas STAAR contract in September 2015. Pearson extended its partnership with the College Board for the SAT assessment with the award of a five-year contract for processing of the redesigned SAT and PSAT assessments. Pearson will continue to provide the essay-scoring component for the SAT until March 2016.

Clinical Assessment grew well benefiting from continued growth of the fifth edition of the Wechsler Intelligence Scale for Children (WISC-V), strong growth in Behavior Assessment for Children 3e (BASC) and rapid growth in Q-Interactive, Pearson’s digital solution for Clinical assessment administration with geographic expansion and continued strong growth in active users to over 9,000 from 4,000 in 2014 with test administrations up over 400% to 1.3 million sub-tests.

North America — Higher Education

In Higher Education, market share gains in courseware were offset by lower enrolments (total US College enrolments fell 1.7%, with combined two-year public and four-year for-profit enrolments declining 4.4%, affected by a rising employment rate and regulatory change affecting the for-profit and developmental learning sectors), higher textbook returns and list sales. Strong enrolment growth at Pearson Online Services was offset by lower revenues from Learning Studio, a higher education Learning Management System (LMS) that we are retiring, and the impact of a change in revenue model.

Gross courseware revenues fell 1.5% (compared to industry gross revenue declines of 2.7%) due to lower college enrolments offset by market share gains. Net revenues declined 5.7% (compared to industry net declines of 7.5%) reflecting the impact of higher returns. Our market share in courseware benefited from strong performance from key titles including: Hubbard Economics 5e, Hibbeler Engineering Mechanics 14e and Marieb Human Anatomy & Physiology 10e.

Global digital registrations of MyLab and related products grew 3% to nearly 13 million. In North America, digital registrations grew 3% to almost 11 million with good growth in Science, Business & Economics, Statistics, REVEL and skills applications like Pearson Writer, offset by softness in developmental Mathematics. Faculty generated case studies indicate that the use of MyLab programs, as part of a broader course redesign, can support improvements in student test scores and lower institutional cost (http://pear.sn/IZxLE). We launched a suite of features that include Adaptive Practice in our MyLabs to personalize subjects including mathematics and nursing practice, Predictive Analytics Early Alerts in Mastering to help science instructors support at-risk students, gamification features in Business and rich learning analytics dashboards in numerous products that offer deep insight into students’ progress, performance and engagement.

In Pearson Online Services, our Higher Education Online Program Management (OPM) business, course enrolments grew strongly, up 25% to over 265,000, boosted by strong growth in Arizona State University Online where we renewed our partnership at the start of 2015. We extended our collaboration with Maryville University to launch a Bachelor and Master’s in Cybersecurity and a Doctorate in Leadership. Ohio University is partnering with Pearson to launch a Master’s in Financial Economics and Public Relations. University of Nevada Reno is partnering to increase access to the Master of Social Work degree program online. Pearson launched a new managed programs service model with Cincinnati State Technical and Community College, adapting traditional OPM services to the Community College market signing a landmark 10-year agreement to provide marketing, recruiting, admission, and retention services both to online and ground-based programs.

In enterprise solutions, Pearson signed significant large-scale, enterprise adoptions of cross-discipline digital content, where content is purchased via an upfront course fee and integrated with university IT systems, with Jones County College, National University, Algonquin College and the University of Missouri system. We signed an expanded strategic partnership agreement with Southern New Hampshire University’s (SNHU) College of Online and Continuing Education (COCE). Pearson will support curriculum development, online tutoring, enterprise wide content and data integration, eBooks with a print-on-demand option and data and analytics services which will provide greater visibility into students’ achievement of learning outcomes. The Charles A. Dana Center at The University of Texas at Austin is collaborating with Pearson to provide web-based course resources to Community Colleges across Texas that dramatically shorten the time it takes for students to earn college credit in mathematics as part of the New Mathways Project. Three courses were launched in 2015: Foundations Mathematical Reasoning, Statistics Reasoning and Quantitative Reasoning, with more planned in 2016. Pearson was named as the premier US Green Building Council Education Partner and will offer curriculum and course services to universities, associations, training companies, corporations, and workforce education and apprenticeship programs. We are partnering with Broward College to launch new competency-based workforce certification pathways focused on IT and Healthcare. Pearson will support Broward’s strategy by providing 12 industry certifications with existing workforce education courseware, as well as curriculum development services to build new courses towards certification and the Acclaim badging platform.

North America — Professional

In Professional, revenues grew strongly at VUE due to higher volumes of professional certification assessments. VUE global test volumes grew 11% year on year to 14.2 million, boosted by continued growth in IT, Professional and GED, with increased volumes from Microsoft Certified Professional (MCP) Program globally, National Council of State Boards of Nursing and US teacher certification programs. VUE renewed the Certiport Microsoft Office Specialists and Microsoft Technology Associate programs for an additional year and extended our partnership with Cisco Systems for three and half years.

Core

Sales in our Core markets decreased by £74m, or 8%, from £910m in 2014 to £836 in 2015 while adjusted operating profit decreased by £8m, or 7%, from £122m in 2014 to £114m in 2015. At constant exchange there was a decline in sales of 5% and a decline in profits of 2%. Acquisitions and disposals were not significant in the Core segment in either 2015 or 2014. Growth in Pearson Online Services in Australia, Wall Street English in Italy, Clinical Assessment in Germany and the Pearson Test of English in Australia was more than offset by revenue declines in UK qualifications as the business nears the end of a period of policy change, revenue declines at VUE, phasing and market weakness in Australian Higher Education courseware and the focusing of our UK school courseware on products that directly support Pearson Qualifications. Adjusted operating profit declines were due to lower revenue offset by tight cost control.

In our statutory results in 2015 we recognized an impairment to our goodwill of £37m mainly related to our English language teaching businesses in Europe.

Core — School

In the UK, qualifications have been impacted by government policy, where changes to accountability measures have led to a further 20% decline in BTEC registrations in 2015. GCSE and GCE entries for summer 2015 grew modestly compared with 2014 resulting from increases in GCSE registrations in Sport, ICT and Business and strength in iGCSE entries. We successfully delivered the National Curriculum Test for 2015, marking 4 million scripts from 1.7 million students and successfully transitioned the marking of the test to an online-only model.

In courseware, UK school revenue fell with growth in primary school more than offset by declines in secondary as the vocational market contracted and our upper secondary revenues were impacted by lower market participation as we focus on products that directly support our qualifications. More than 5,400 UK Schools now subscribe to at least one Bug Club service, our primary school blended reading program, representing growth of nearly 16% in the year. There are over 1.8 million pupils, more than 9,000 schools and 152,000 teachers currently using a service on ActiveLearn Primary. Italy revenues declined slightly with market share gains in primary offset by market weakness and a lower share in upper secondary. Australia revenues declined, with growth and increased market share in primary more than offset by a weaker secondary market.

Clinical assessment grew well with Germany benefiting from strong growth in Kaufman Assessment Battery for Children (K-ABC), partly offset by declines in Australia after a strong year in 2014 driven by the release of Wechsler Primary and Preschool Scale of Intelligence IV.

Core — Higher Education

In courseware, UK revenues declined, primarily due to a weak market. In Australia, revenues declined significantly due to phasing and market weakness. In online services, our Australian University Partnerships business grew strongly with combined course enrolments of nearly 4,000 up 380% from 2014. The growth of our partnership with Monash University was led by the Graduate Diploma in Psychology, which is now one of Monash’s largest postgraduate courses. Our new partnership with Griffith University started very strongly seeing consistent demand for the MBA program and the launch of two further courses. Kings College London partnered with Pearson to launch online postgraduate degree programs in Psychology and Law. Total enrolled students at Pearson College doubled to 232.

Core — Professional

The Pearson Test of English Academic (PTEA) saw strong growth in test volumes and revenues after gaining approval from the Australian Department of Immigration and Border Protection to administer a broad range of language tests linked to visa applications. Wall Street English revenues fell slightly with strong growth in Italy offset by declines in Germany.

Growth

Growth sales decreased by £32m, or 4%, to £692m in 2015 from £724m in 2014. Adjusted operating profit decreased by £44m to a loss of £12m in 2015 from a £32m profit in 2014. At constant exchange there was decline in sales of 1%. In China, revenues grew modestly reflecting strong sales of premium services in our direct delivery English Language Learning businesses offset by list disposals. In Brazil, revenues were stable with good growth in private sistemas and language schools offset by declines in government funded sistemas and language schools. In South Africa, revenues declined significantly due to a smaller textbook adoption cycle and lower enrolments at CTI, due to a reduction in the number of qualified students graduating from high school and tightening consumer credit affecting re-enrolment rates. In the Middle East, our business was impacted by the withdrawal from the Saudi Colleges of Excellence contracts.

Adjusted operating profit decreased due to the strengthening of Sterling against key Emerging Market currencies, revenue declines in South Africa, a contract termination charge arising from the transition of our three Saudi Arabian Colleges of Excellence to new providers, cost inflation and additional investment in China; partially offset by the benefits of restructuring and integration in Brazil.

In our statutory results, reflecting the significant economic and market deterioration in the Group’s operations in emerging markets, we wrote down the balance sheet value of our goodwill and intangibles for businesses in Growth markets by £530m. This represented impairments of £269m for Brazil, £181m for China, £58m for South Africa and £22m for other Growth markets. In 2014 we impaired intangible assets in our Indian business by £77m largely reflecting the reduced value of online tutoring which was primarily focused on the US market.

Growth — School

In South Africa, there was continued pressure on Government spending on textbooks due to budget pressures, which resulted in the value of the textbook market falling 60% from a peak of R2.9bn in 2013 to an estimated R1.15bn in 2015. We continued to perform well competitively and maintained a leading market share.

In Brazil, sistemas revenues grew well with strong growth in private sistemas partly offset by declines in NAME, our public sistema, following the cancellation of a large contract as a result of government spending cuts. Overall sistema enrolments fell 7% to nearly 449,000 with declines in NAME partly offset by growth in our three private sistemas, led by our largest sistema, COC. More than half of COC schools that participated in the High School National Exam (ENEM) ranked among the top 3 schools in their municipalities.

In India, enrolments at our managed schools grew 14% to nearly 27,000 students and we launched a pilot in more than 60 schools of MyPedia, an inside service ‘sistema’ solution for schools comprising print and digital content, assessments and academic support services. Middle East school courseware and professional development revenues grew strongly on improved distribution.

Growth — Higher Education

In South Africa, after strong growth over a number of years, student enrolments at CTI universities fell by 16% to 11,300 driven by a 13% decline in qualified graduating high school students and tightening consumer credit affecting re-enrolment rates. In Mexico, our fully accredited online university partnership, UTEL, increased the number of students enrolled by 34% to nearly 12,600. In India, Higher Education courseware revenues grew strongly. Cornell University partnered with Pearson to launch the Cornell-ILR Experienced Managers Program in India, with a blended learning approach combining online and in-person instruction.

In the Middle East, our three-year partnership with Taibah University in Saudi Arabia, to enable its transformation to a fully blended and personalized learning model, is progressing with over 4,000 students enrolled in our solution in 2015. Our partnership with the Preparatory Year Deanship at Um Al Qura University (PYP-UQU) to provide online learning and assessment technology has delivered 13,000 MyMathLab, MyITLab and MasteringPhysics licences. We withdrew from an agreement to run three Saudi Colleges of Excellence, with the colleges transitioning to new providers from 30 June 2015. This resulted in a termination charge.

Growth — Professional

In Pearson English, good growth in direct delivery in China, private expenditure in language schools in Brazil, and English Language Teaching (ELT) was partly offset by the impact of lower public expenditure in language schools in Brazil.

In China, Wall Street English (WSE) achieved strong revenue growth, reflecting success in the premium segment and the growth in VIP branded offerings. Overall enrolments grew modestly to over 67,000 with new enrolments growing strongly. We launched the New Student Experience (NSE) in six pilot centers during December 2015. The NSE delivers a major upgrade to the Wall Street English service with adaptive, personalized learning incorporating Pearson’s Global Scale of English. Global Education achieved moderate revenue growth as the market shifted to more intensive premium courses with smaller class sizes and new products, which resulted in enrolments declining 6.5% to 85,110.

We launched around 30 new MyEnglishLab products including Top Notch 3e and Progress. MyTOEFLLab and the second edition of MyIELTSLab successfully launched in China in WSE and Global Education. Global student registrations for MyEnglishLab and other ELT digital courseware grew 14% to 739,000. Pearson Test of English grew strongly in India.

Grupo Multi in Brazil saw strong revenue growth at Wizard, our consumer facing franchised English language learning business, but this was offset by declines in government orders due to public spending cuts. We opened 40 new school-in-school units for Multi English franchises in K-12 sistemas partner schools.

Penguin Random House

Pearson owns 47% of Penguin Random House the first truly global consumer book publishing company. Our share of Penguin Random House adjusted operating profits were £90m compared to £69m for 2014.

Penguin Random House had a strong performance in 2015, boosted by publication of hundreds of Adult and Children’s bestsellers across its territories, including the fiction mega-successes of Grey and The Girl on the Train, which each sold over 7 million copies.

The U.S. business published 584 New York Times print and e-book bestsellers in 2015 (2014: 760, based on a broader New York Times title count than 2015). The division benefited from the multi-million copy successes of Grey by E L James and the Adult debut novel The Girl on the Train by Paula Hawkins. Children’s authors who extended their outstanding sales in 2015 include Dr. Seuss, John Green, R.J. Palacio, James Dashner, Rick Yancey, Drew Daywalt, and Oliver Jeffers. Additional notable Adult titles include The Life-Changing Magic of Tidying Up by Marie Kondo; Rogue Lawyer by John Grisham; Lost Ocean by Johanna Basford; Between The World and Me by Ta-Nehisi Coates; and the movie tie-in paperback The Martian by Andy Weir.

The UK business published 201 titles on the Sunday Times bestseller lists (2014: 206). The division enjoyed outstanding sales for Grey and The Girl on the Train, which each sold more than 2 million copies, and for Harper Lee’s Go Set A Watchman and Jamie Oliver’s Everyday Super Food. Great demand continued for Jeff Kinney’s Diary of a Wimpy Kid and John Green’s titles, and for DK Publishing’s Star Wars publications. Penguin Random House’s promising 2016 publishing lists include new titles from Lisa Brennan-Jobs, Bill Bryson, Lee Child, Harlan Coben, Phil Collins, Janet Evanovich, Ina Garten, John Grisham, Jazz Jennings, Jeff Kinney, Marie Kondo, John le Carré, Jojo Moyes, Jamie Oliver, James Patterson, Nathaniel Philbrick, Pope Francis, Nora Roberts, John Sandford, Danielle Steel and Star Wars.

Penguin Random House completed the sale of Author Solutions, its supported self-publishing services company, to an affiliate of Najafi Companies, an international private-investment firm, on 31 December 2015, and sold its Australian online bookseller Bookworld to online retailer Booktopia in August 2015.

The integration of Penguin and Random House continued to provide net benefits through organizational alignments and systems and warehouse combinations in 2015, as well as for 2016 and thereafter. The North America warehouse consolidation was completed in February 2015, and in December, the UK business announced it will be gradually closing its Rugby distribution center and relocating its inventory to two other locations. The integration in Spain and Latin America of Santillana with Grupo Editorial Penguin Random House remains on course.

Results of operations

Year ended December 31, 2014 compared to year ended December 31, 2013

Consolidated results of operations

Sales

Our total sales from continuing operations decreased by £188m, or 4%, from £4,728m in 2013, to £4,540m in 2014. The overall decrease reflected growth on a constant exchange rate basis of 2% together with additional contributions from acquisitions, which was more than offset by the impact of currency movements. The 2014 sales, translated at 2013 average exchange rates, would have been £269m more at £4,809m.

North America sales declined by £102m or 3% from £3,008m to £2,906m, due to the strengthening of sterling against the US dollar. We estimate that after excluding acquisitions and disposals and the impact of exchange, North America sales growth was 2% in 2014 compared to 2013. North America continued to be the most significant source of our sales and as a proportion of sales contributed 64% in both 2014 and 2013. Revenue growth in Connections Education, VUE, Clinical and Higher Education was partially offset by declines in School courseware and State assessments.

Core sales declined by £98m or 10% from £1,008m in 2013 to £910m in 2014. We estimate that after excluding acquisitions and disposals and the impact of exchange, Core sales declined by 6%. Modest growth in Italy and good growth at VUE was offset by declines in UK assessment revenues, due to the impact of policy changes on our UK school qualifications business and reduction in partner market revenues, due to divestments and a move to distributor models implemented in 2013.

Growth sales increased by £12m or 2% from £712m in 2013 to £724m in 2014, despite the strength of sterling against key emerging market currencies. We estimate that after excluding both the impact of exchange rates sales grew by 12%, benefiting from the acquisition of Grupo Multi, and after excluding the impact of exchange rates and acquisitions and disposals were flat primarily due to the phasing of purchasing and a stronger school textbook adoption in South Africa in 2013. Growing English Language Learning enrolments in China and college enrolments in Saudi Arabia and South Africa were offset by a smaller school textbook market in South Africa, lower revenues in Brazil from sistemas, and ELT and higher education textbooks.

Cost of goods sold and operating expenses

The following table summarizes our cost of sales and net operating expenses:

	Year Ended December 31
	2014	2013
	£m	£m
Cost of goods sold	2,021	2,123
Operating expenses
Distribution costs	84	88
Selling, marketing and product development costs	931	995
Administrative and other expenses	1,168	1,056
Restructuring costs	64	162
Other net gains and losses	(2)	16
Other income	(120)	(115)

Total net operating expenses	2,125	2,202
Impairment of intangible assets	77	—
Total expenses	4,223	4,325

Cost of goods sold. Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges, the cost of service provision in the assessment and testing business and the cost of teaching and facilities in direct delivery businesses. Our cost of sales decreased by £102m, or 5%, from £2,123m in 2013, to £2,021m in 2014. The decrease corresponds primarily to the decrease in sales, with cost of sales at 44.5% of sales in 2014 compared to 44.9% in 2013.

Distribution costs. Distribution costs consist primarily of shipping costs, postage and packing. Distribution costs decreased due to the shift to digital and services products.

Selling, marketing and product development costs. Our selling, marketing and product development costs decreased by £64m or 6% from £995m in 2013 to £931m in 2014. As a percentage of sales these costs were relatively consistent at 20.5% in 2014 and 21.0% in 2013, reflecting some benefits of restructuring and the effect of foreign exchange.

Administrative and other expenses. Our administrative and other expenses increased by £112m or 11% from £1,056m in 2013 to £1,168m in 2014 due to increased intangible amortization and increased IT costs.

Restructuring costs. Restructuring costs decreased to £64m in 2014 compared with £162m in 2013. In 2013 the Group began a significant transformation and restructuring program which incurred significant upfront costs primarily related to redundancies and property rationalization. These costs decreased in 2014 as the program reached completion.

Other net gains and losses. Included in other net gains and losses in 2014 are gains on the sale of joint venture interests in Safari Books Online and CourseSmart totaling £40m and a loss on the disposal of an investment in Nook Media of £38m. Included in 2013 is a loss on the disposal of the Japanese school and local publishing assets.

Other income. Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions, together with the service fee income from Penguin Random House. Other operating income increased to £120m in 2014 compared to £115m in 2013 due to a full year of Penguin Random House service fee income of £41m in 2014 compared with a half year of income of £28m in 2013, offset by a decrease in gains on minor asset disposals in 2014 compared with 2013.

Impairment. In 2014 we impaired intangible assets in our Indian business by £77m largely reflecting the reduced value of online tutoring which was primarily focused on the US market.

Share of results of joint ventures and associates

The contribution from our joint ventures and associates increased by £3m to £31m in 2014 from £28m in 2013. The increase is due to a full year contribution from Penguin Random House partly offset by intangible amortization.

Operating profit

Operating profit decreased by £83m or 19% from £431m in 2013 to £348m in 2014. In 2014 our operating profit included a £77m write down of the balance sheet value of intangibles in our Indian business, a £38m loss on disposal of our stake in Nook Media and a £40m gain on the disposal of our stake in Safari Books Online and CourseSmart. Currency movements adversely affected operating profit, and we estimate that operating profit would have been approximately £49m higher if translated at constant 2013 exchange rates.

Net finance costs

Net finance costs increased from £73m in 2013 to £93m in 2014. Net interest payable decreased from £71m in 2013 to £64m in 2014. Although our fixed rate policy reduces the impact of changes in market interest rates, we were still able to benefit from low average US dollar and sterling interest rates during the year. Year-on-year, average three month LIBOR (weighted for the Group’s net borrowings in US dollars and sterling at each year end) fell by 0.1% to 0.2%. This decrease in floating market interest rates, along with the impact of foreign exchange translation and additional interest receivable on cash balances held overseas, more than offset the effect of higher levels of average net debt in the period. These factors contributed to the overall decrease in the Group’s average net interest payable from 4.8% to 3.6%. The Group’s average net debt rose by £260m, largely as a result of net acquisition activity and the translation of our predominantly US dollar debt.

Other net finance costs are finance income and costs on retirement benefits, finance costs on put options and deferred consideration associated with acquisitions, foreign exchange and other gains and losses. In 2014 the total of these items was a loss of £29m compared to a loss of £2m in 2013. Both the losses in 2014 and 2013 mainly relate to foreign exchange differences on un-hedged cash and cash equivalents and other financial instruments. For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Taxation

The total tax charge in 2014 of £56m represents 22.0% of pre-tax profits compared to a charge of £88m or 24.6% of pre-tax profits in 2013. Our overseas profits, which arise mainly in the US, are largely subject to tax at higher rates than that in the UK (which had an effective statutory rate of 21.5% in 2014 and 23.25% in 2013). The decrease in the tax rate is mainly due to tax benefits arising on the increase in intangible charges partly offset by adjustment arising from settlements with tax authorities.

Discontinued operations

In October 2012, Pearson and Bertelsmann announced an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction completed on July 1, 2013 and from that point, Pearson no longer controlled the Penguin Group of companies and has equity accounted for its 47% associate interest in Penguin Random House.

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

The results for Penguin in the first half of 2013 and the gains reported in both 2013 and 2014 have been included in discontinued operations. The share of results from the associate interest in Penguin Random House arising in the second half of 2013 and in 2014 has been included in operating profit in continuing operations.

On November 29, 2013 we announced the sale of the Mergermarket Group to BC Partners. The sale was completed on February 4, 2014 and resulted in a gain of £198m after tax. The gain on sale and the results for the Mergermarket business for 2013 and 2014 have been included in discontinued operations.

On 16 October 2015, Pearson substantially completed the sale of its 50% interest in the Economist to EXOR and on 30 November 2015 Pearson completed the sale of the Financial Times to Nikkei. The results of the Economist and the Financial Times are included in discontinued operations in 2013 and 2014.

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

Exchange rate fluctuations

Currency movement reduced sales by £269m and reduced operating profit by £49m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding our management of exchange rate risks.

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

Adjusted operating profit enables management to more easily track the underlying operational performance of the Group. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2014
£m	North America	Core	Growth	PRH	Continuing	Discontinued	Total
Sales	2,906	910	724	—	4,540	343	4,883
	64%	20%	16%	—	100%
Total operating profit	336	100	(103)	15	348	325	673
	97%	29%	(30%)	4%	100%

Add back:
Other net gains and losses	(2)	—	—	—	(2)	(273)	(275)
Acquisition costs	2	1	3	—	6	—	6
Intangible charges	108	21	132	54	315	3	318

Adjusted operating profit: continuing operations	444	122	32	69	667	—	667
Adjusted operating profit: discontinued operations	—	—	—	—	—	55	55

Total adjusted operating profit	444	122	32	69	667	55	722

	61%	17%	4%	10%	92%	8%	100%

	Year Ended December 31, 2013
£m	North America	Core	Growth	PRH	Continuing	Discontinued	Total
Sales	3,008	1,008	712	—	4,728	962	5,690
	64%	21%	15%	—	100%
Total operating profit	358	58	(5)	20	431	79	510
	83%	13%	(1%)	5%	100%

Add back:
Other net gains and losses	—	16	—	—	16	—	16
Acquisition costs	2	3	7	—	12	—	12
Intangible charges	104	26	33	30	193	5	198

Adjusted operating profit: continuing operations						—
Adjusted operating profit: discontinued operations	—	—	—	—	—	84	84

Total adjusted operating profit	464	103	35	50	652	84	736

	63%	14%	5%	7%	89%	11%	100%

North America

North America sales declined by £102m, or 3%, from £3,008m in 2013, to £2,906m in 2014 and adjusted operating profit decreased by £20m, or 4%, from £464m in 2013 to £444m in 2014. The decline in headline terms was a result of currency movements due to the strengthening of sterling against the US dollar. At constant exchange and after taking account of the contribution from acquisitions, sales grew by 2% and adjusted profits by 3% reflecting revenue mix, lower returns provision, reduced US pension costs and lower restructuring charges.

In our statutory results, we recognized a £38m loss on disposal of our 5% stake in Nook Media and a £40m gain on the disposal of our stakes in Safari Books Online and CourseSmart.

Overall adjusted operating margins in the North America business were consistent in 2014 at 15.3% compared to 15.4% in 2013.

North America — School

In school, good growth in Connections Education, our virtual schools business, was offset by declines in our State Assessments business due to the impact of legislative change in Texas and California, and in courseware due to some loss of market share, revenue deferral on blended programs and softness in the Open Territories.

Connections Education served over 62,000 Full Time Equivalent students in 2014 through full-time virtual and blended programs, up more than 15% from 2013. Three new full-time virtual public schools were launched in 2014 and an additional one will launch in 2015. At full-time virtual schools supported by Connections Education, virtual students consistently outperform their virtual school peers on state standardized tests. Students at College Park Academy, a blended school in Maryland using the Connections Education curriculum, scored significantly higher than their in-state peers in reading and math in the Maryland School Assessment (MSA) for 6th and 7th Grades.

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

Courseware revenues declined due to the impact of revenue deferrals from blended digital programs and a loss of market share, with a weaker performance in Grades 6-8 Science and Math in Texas, and Grades 6-12 Literature and Grades 6-8 Math in Florida only partly offset by a stronger performance in K-6 Math in Texas, Grades 6-12 Social Studies in Tennessee and Grades K-6 Math in California. We won an estimated 25% of the total new adoptions market (of $910m in 2014). enVisionMATH, which now has the largest installed base of elementary students in the US, continues to drive significant improvements in student computation and problem solving.

North America — Higher Education

In Higher Education, total college enrolments fell by 1.3%. Career enrolments in two-year public (community) and four-year-for-profit colleges declined 3%, with rising employment rates and regulatory change affecting the for-profit and developmental learning sectors.

Courseware grew modestly, primarily due to market share gains, continued growth in digital courseware registrations, a stronger new edition cycle and less pronounced seasonality. MyLab registrations in North America grew 3% to almost 11 million. Lecturer generated case studies indicate that the use of MyLab programs, as part of a broader course redesign, can support improvements in student test scores. We launched REVEL, which combines trusted content with interactive videos, quizzes, a mobile user interface, study tools, assignment calendar and performance dashboard for 17 humanities and social sciences subjects. The launch of REVEL is the first of numerous product lines taking advantage of our new cloud-based mobile-ready, and data analytics capabilities. New editions launched in 2014 included Tro, The Structures and Properties of Chemistry; Acemoglu, Laibson and List, Economics; and Pearson Writer, an application built for mobile devices that helps students in developing writing skills. We published a range of digital titles for The Boy Scouts of America and implemented a new digital curriculum incorporating enhanced Merit Badge programs in subjects including Robotics, Digital Technology and First Aid for the organization’s 2.7 million youth members.

Pearson On Line Services, where we run fully online undergraduate and graduate learning programs and earn certain revenues based on the success of the students and the institution, grew course enrolments by 22% during the year with continued strong growth in programs at Arizona State University Online and University of Florida Online. We signed new programs with Bradley University, to create five online graduate degree programs in nursing and counselling, and University of Texas at Austin, Dana Center where we are partnering for the web delivery of math courses for its New Mathways Project (NMP), which will become part of a state-wide reform initiative in a collaboration between Dana Center and the Texas Association of Community Colleges. We expanded our collaboration with the American Health Information Management Association (AHIMA) to administer its online education business, which serves AHIMA’s 71,000 members including 10,000 higher education students each year. We now provide our learning management system hosting 100 courses based on AHIMA content; technical support; a next generation Virtual Lab Product; and are launching a Coding Basics course combining AHIMA and Pearson content.

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

Core

Sales in our Core markets decreased by £98m, or 10%, from £1,008m in 2013 to £910m in 2014 while adjusted operating profit increased by £19m, or 19%, from £103m in 2013 to £122m in 2014. At constant exchange and after taking account of the contribution from acquisitions there was decline in sales of 6%. At constant exchange and after taking account of the contribution from acquisitions there was growth in profits of 24% driven by the benefits of restructuring actions taken over the last two years in all markets. Overall adjusted operating margins in the Core markets increased from 10.2% in 2013 to 13.4% in 2014.

Core — School

In the UK, qualifications have been impacted by government policy, where changes to accountability measures and a shift to end of course assessments in GCSE have led to a 21% decline in BTECs and 11% decline in General Qualifications in the year. We marked almost four million National Curriculum Tests (NCT), up 24% on 2013. Our contract to administer the NCT was extended to 2017. More than 4,600 schools, with almost 850,000 children, now subscribe to at least one of the Bug Club services, our primary school blended reading program.

In Australia, we benefited from a stronger adoption year and the launch of the locally standardized version of the Wechsler Pre and Primary Scales of Intelligence (fourth edition). In Italy, we gained share in both primary and secondary with new titles combined with professional development and online cross-curricula support. In primary, we developed Top Secret and adapted Our Discovery Island English Language Learning programs. In secondary, we extended our market leadership in the Humanities.

Revenues declined significantly in our partner markets due to challenging market conditions in Africa and Scandinavia and with the move to a distributor model in certain markets. We disposed of our local schools lists in the Caribbean as we continue to focus on our largest global geographic opportunities.

Core — Higher Education

In the UK, our courseware revenues declined, primarily due to enrolment contraction following policy changes in the vocational markets. We continue to invest to build Pearson College and graduated our first 32 students during the year. Pearson College was one of only four private colleges to pass Quality Assurance Agency review the first time.

In Australia, courseware revenues grew modestly benefiting from growth in core subjects, such as Biology, and direct-to-institution sales of digital learning products offset by our exit from vocational publishing. Monash Online, our collaboration with Monash University, continues to show good growth and will launch additional courses in the second half of 2015. In addition we collaborated with another leading university in Australia to provide course development, recruitment, enrolment, and student support services for post-graduate courses.

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

Growth

Growth sales increased by £12m, or 2%, to £724m in 2014 from £712m in 2013. Adjusted operating profit decreased by £3m or 9% to £32m in 2014, from £35m in 2013. This reflected a benefit from the acquisition of Grupo Multi offset by a slower adoption year in South Africa, launch costs associated with our new vocational colleges and a contract provision in Saudi Arabia, and weaker revenues and restructuring costs in Brazil.

In our statutory results we wrote down the balance sheet value of our Indian business by £77m largely reflecting the reduced value of online tutoring which was primarily focused on the US market.

Overall adjusted operating margins in the Growth markets were lower at 4.4% in 2014 compared to 4.9% in 2013.

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

Growth — Professional

In Pearson English, good growth in direct delivery in China and inside services in Brazil due to the acquisition of Grupo Multi was partly offset by declines in courseware in Brazil and Mexico. Global student registrations for MyEnglishLab grew 15% to more than 460,000 with strong growth in Latin America.

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

Liquidity and capital resources

Cash flows and financing

Net cash generated from operations decreased by £186m (or 26%) to £518m in 2015 from £704m in 2014 reflecting the impact of lower sales, higher returns in US Higher Education and increased debtor days, primarily in North America. Net cash generated from operations increased by £20m (or 3%) to £704m in 2014 from £684m in 2013 reflecting some stabilization in the underlying trading environment with some offset from continued product investment. Cash spend on restructuring was level with 2013. The average working capital to sales ratio increased to 15.4% in 2015 from 12.3% in 2014 and 13.4% in 2013 reflecting the disposal of businesses with a lower working capital profile, higher returns, increased debtor days, increased product development investment, lower incentive accruals in 2015 and lower sales. Average working capital is the average month end balance in the year of inventory (including pre-publication), receivables and payables (including deferred revenue).

Net interest paid in 2015 was lower than 2014 at £51m reflecting lower interest on bonds (following repayments), lower average net debt and higher interest income on cash balances held in emerging markets. Net interest paid in 2014 was level with 2013 at £73m with higher average net debt levels and debt issue costs offset by currency translation gains.

Capital expenditure on property, plant and equipment and software intangibles was £247m in 2015, £182m in 2014 and £182m in 2013. The increase in 2015 was entirely due to investment in software and technology platforms as the Group sought to harmonize and expand its technology capabilities.

The acquisition of subsidiaries, joint ventures and associates accounted for a cash outflow of £20m in 2015 against £460m in 2014 and £58m in 2013. There were no major acquisitions in 2015. The major acquisition in 2014 was of Grupo Multi for £437m. There were no major acquisitions in 2013, with the cash outflow relating to various minor acquisitions and costs associated with prior period acquisitions.

The sale of subsidiaries and associates produced a net cash inflow of £1,409m in 2015 compared to an inflow of £366m in 2014 and an outflow of £130m in 2013. The cash inflow in 2015 relates to the proceeds on the sale of the Financial Times of £858m, the proceeds on the sale of The Economist Group of £377m and proceeds on the sale of PowerSchool £222m. The cash inflow in 2014 primarily relates to the proceeds on sale of Mergermarket of £375m, less associated costs. The cash outflow in 2013 primarily relates to the cash disposed with Penguin upon formation of Penguin Random House.

The cash outflow from financing of £364m in 2015 reflects a further 7% increase in the dividend, the repayment of a £300m Sterling bond, offset in part by the proceeds from the issue of a €500m Euro note. The cash outflow from financing of £534m in 2014 reflects a 7% increase in the dividend, the repayment of a $400m US dollar bond and a £250m sterling bond, offset in part by proceeds from the issue of a €500m Euro note. The cash outflow from financing of £395m in 2013 reflects a 7% increase in the dividend, the repayment of a $350m US Dollar note during the year and the buy-out of various non-controlling interests, with some offset from the proceeds of a $500m US Dollar note issued in the year.

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

At December 31, 2015, our net debt was £654m compared to net debt of £1,639m at December 31, 2014 reflecting the business disposals completed during 2015. Net debt is defined as all short-term, medium-term and long-term borrowing (including finance leases), less all cash, cash equivalents and liquid resources. Cash equivalents comprise short-term deposits with a maturity of up to 90 days, while liquid resources comprise short-

term deposits with maturities of more than 90 days and other marketable instruments which are readily realizable and held on a short-term basis. Total Short-term, medium-term and long-term borrowing amounted to £2,330m at December 31, 2015, compared to £2,225m at December 31, 2014 reflecting repayment of a £300m Sterling bond, offset by the issue of a €500m Euro note and exchange movements (primarily the strengthening of the US dollar against Sterling). At December 31, 2015, total cash and liquid resources were £1,703m, compared to £530m at December 31, 2014. This increase reflects the proceeds from the business disposals completed during 2015.

Contractual obligations

The following table summarizes the maturity of our borrowings, our obligations under non-cancelable leases, and pension funding obligations, exclusive of anticipated interest payments. Due to the variability of future interest payments, these have been excluded from the table below.

	At December 31, 2015
	Total	Less than one year	One to two years	Two to five years	After five years
	£m	£m	£m	£m	£m
Gross borrowings:
Bank loans, overdrafts and commercial paper	38	38	—	—	—
Bonds	2,284	240	—	621	1,423
Finance lease obligations………………	8	4	3	1	—
Operating lease obligations	1,391	164	146	396	685
UK Pension funding obligations	90	90	—	—	—

Total	3,811	536	149	1,018	2,108

At December 31, 2015 the Group had capital commitments for fixed assets, including finance leases already under contract, of £8m (2014: £13m). There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal and royalty claims. None of these claims or guarantees is expected to result in a material gain or loss.

In 2014, the Group negotiated a new $1,750m committed revolving credit facility with an initial maturity date of August 2019. During 2015, the Group extended the maturity date of this facility by 1 year to August 2020. The facility requires the Group to pay an annual commitment fee of 0.1225%, payable quarterly, on the unused amount of the facility.

Off-Balance sheet arrangements

The Group does not have any off-balance sheet arrangements, as defined by the SEC for the purposes of From 20-F, that have or are reasonably likely to have a material current or future effect on the Group’s financial position or results of operations.

Borrowings

The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets.

We have in place a committed revolving credit facility of $1.75bn, which matures in August 2020. At December 31, 2015, the full $1.75bn was available under this facility. This credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:

We must maintain the ratio of our profit before interest, tax and amortization to our net interest payable at no less than 3:1; and

We must maintain the ratio of our rolling 12 month average net debt to our EBITDA, which we explain below, at no more than 4:1.

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

Related parties

There were no significant or unusual related party transactions in 2015, 2014 or 2013. Refer to note 36 in “Item 18. Financial Statements”.

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

The following table sets forth information concerning directors, as of February 29, 2016.

Name	Age	Position
Sidney Taurel	67	Chairman
John Fallon	53	Chief Executive
Elizabeth Corley, CBE	59	Non-executive Director
Vivienne Cox, CBE	56	Senior Independent Director
Josh Lewis	53	Non-executive Director
Linda Lorimer	63	Non-executive Director
Harish Manwani	62	Non-executive Director
Tim Score	55	Non-executive Director
Lincoln Wallen	55	Non-executive Director
Coram Williams	42	Chief Financial Officer

Sidney Taurel

Appointed January 1, 2016. Chairman of the nomination committee and member of the remuneration committee.

Sidney has over 40 years of experience in business and finance, and is currently a board director and chairman of the Compensation Committee at IBM Corporation. He is also a director at McGraw Hill Financial, Inc., a role from which he will step down during 2016. Sidney is senior advisor at global investment bank Moelis & Co and an advisory board member at pharmaceutical firms Takeda Pharmaceutical and Almirall. He was chief executive officer of global pharmaceutical firm Eli Lilly and Company from 1998 until 2008, chairman of the business from 1999 until 2008, and has been chairman emeritus since 2009. Sidney has received three US presidential appointments: to the Homeland Security Advisory Council, the President’s Export Council and the Advisory Committee for Trade Policy and Negotiations, and is an officer of the French Legion of Honor.

John Fallon

Appointed October 3, 2012.

John became Pearson’s chief executive on 1 January 2013. Since 2008 he had been responsible for the company’s education businesses outside North America, and a member of the Pearson management committee. He joined Pearson in 1997 as director of communications and was appointed president of Pearson Inc., in 2000. In 2003, he was appointed CEO of Pearson’s educational publishing businesses for Europe, Middle East & Africa. Prior to joining Pearson, John was director of corporate affairs at Powergen plc, and was also a member of the company’s executive committee. Earlier in his career, John held senior public policy and communications roles in UK local government. He is an advisory board member of the Global Business Coalition for Education and a member of the Council of the University of Hull.

Elizabeth Corley, CBE

Appointed May 1, 2014. Chairman of the remuneration committee and member of the nomination committee.

Elizabeth is non-executive vice chair of Allianz Global Investors, where she was chief executive officer from 2005 to 2016. She was previously at Merrill Lynch Investment Managers (formerly Mercury Asset Management) and Coopers & Lybrand. Elizabeth is acting-chair of the FICC Markets Standards Board, a member of the ESMA stakeholder group and an advisory council member of TheCityUK. She is a non-executive director of BAE Systems plc and the Financial Reporting Council. In addition, she is a member of FEAM’s management committee, the CFA Future of Finance Council, the Supervisory Board of Euler SA, a council member of the City of London IRSG and a member of the Committee of 200. She is a fellow of the CFA and the Royal Society of Arts and is also a crime fiction author.

Vivienne Cox, CBE

Appointed on January 1, 2012. Chairman of the reputation & responsibility committee and member of the audit, nomination and remuneration committees.

Vivienne has wide experience in energy, natural resources and business innovation. She worked for BP plc for 28 years, in Britain and Continental Europe, in posts including executive vice president and chief executive of BP’s gas, power and renewables business and its alternative energy unit. She is non-executive director of Stena International and chairman of the supervisory board of Vallourec, which supplies tubular systems for the energy industry. She is also lead independent director at the UK Department for International Development. Vivienne was appointed Commander of the Order of the British Empire (CBE) in the 2016 New Year Honours for services to the UK Economy and Sustainability.

Josh Lewis

Appointed on March 1, 2011. Member of the nomination, remuneration and reputation & responsibility committees.

Josh’s experience spans finance, education and the development of digital enterprises. He is the founder of Salmon River Capital LLC, a New York-based private equity/venture capital firm focused on technology-enabled businesses in education, financial services and other sectors. Over a 25-year career in active, principal investing, he has been involved in a broad range of successful companies, including several pioneering enterprises in the education sector. In addition, he has long been active in the non-profit education sector, with associations including New Leaders, New Classrooms, and the Bill & Melinda Gates Foundation. He is also a non-executive director of several enterprises in the fin-tech/data, education, and other sectors.

Linda Lorimer

Appointed July 1, 2013. Member of the audit, nomination and reputation & responsibility committees.

Linda has a deep background in education strategy, administration and public affairs. She is senior counsellor to the president and provost of Yale University and until recently served as vice president for Global & Strategic Initiatives at Yale, where her duties included oversight of Yale’s Office of International Affairs and Office of Digital Dissemination. Over a 30-year career in higher education, she has been responsible for many of Yale’s administrative services including the university’s public communications, alumni relations and Office of Sustainability. Previously, Linda served as president of Randolph-Macon Woman’s College in Virginia and was chair of the board of the Association of American Colleges and Universities. She has served on the boards of several public companies, including as presiding director of the McGraw-Hill Companies.

Harish Manwani

Appointed October 1, 2013. Member of the nomination and reputation & responsibility committees.

Harish has an extensive background in emerging markets and senior experience in a successful global organization. He was previously chief operating officer of consumer products company Unilever, having joined the company in 1976 as a marketing management trainee in India, and held senior management roles around the world, including North America, Latin America, Europe, Africa and Asia. He is non-executive chairman of Hindustan Unilever Limited in India, and serves on the boards of Whirlpool Corporation, Qualcomm Inc. and Nielsen Holdings. He is also on the board of the Indian School of Business and the Economic Development Board (EDB) of Singapore, and is global executive advisor at Blackstone Private Equity.

Tim Score

Appointed January 1, 2015. Chairman of the audit committee and member of the nomination and remuneration committees.

Tim has extensive experience of the technology sector in both developed and emerging markets, having served as chief financial officer of ARM Holdings plc, the world’s leading semiconductor IP company, a position he held for 13 years. He is an experienced non-executive director and currently sits on the boards of The British Land Company plc and HM Treasury. He served on the board of National Express Group plc from 2005 to 2014, including time as interim chairman and six years as the senior independent director. Earlier in his career Tim held senior finance roles with Rebus Group, William Baird, BTR plc and others.

Lincoln Wallen

Appointed January 1, 2016. Member of the nomination committee.

Lincoln is chief technology officer for DreamWorks Animation, the global family entertainment company, a position he has held since 2012, having joined the company as head of research and development in 2008. Prior to this, Lincoln served as chief technology officer for the mobile business of Electronic Arts, Inc., a leading interactive entertainment software company. He has held senior positions at Criterion Software, MathEngine plc and is a non-executive director of the Smith Institute for Industrial Mathematics & System Engineering. Lincoln is also an advisory board member of Hewlett Packard Enterprise and a member of the STEM Advisory Committee of the National Academy foundation. Lincoln was formerly a lecturer and reader in computation at the University of Oxford.

Coram Williams

Appointed August 1, 2015.

Coram joined Pearson in 2003 and has held a number of senior positions including finance and operations director for Pearson’s English Language Teaching business in Europe, Middle East and Africa, interim president of Pearson Education Italia and head of financial planning and analysis for Pearson. In 2008 Coram became CFO of The Penguin Group and was latterly appointed CFO of Penguin Random House in 2013. Coram trained at Arthur Andersen, and subsequently worked in both the auditing and consulting practices of the firm.

The following table sets forth information concerning the executive committee, as of February 29, 2016

Name	Position
Sir Michael Barber	Chief Education Advisor
Tim Bozik	President, Global Products
Rod Bristow	President, Core Markets
Gio Giovannelli	President, Growth Markets
Albert Hitchcock	Chief Technology and Operations Officer
Kate James	Chief Corporate Affairs Officer
Don Kilburn	President, North America
Bob Whelan	President, Pearson Assessments
Melinda Wolfe	Chief Human Resources Officer

Sir Michael Barber

Sir Michael is Chief Education Advisor at Pearson and is a leading authority on education systems and reform. He leads Pearson’s worldwide program of research into education policy and efficacy, advising on and supporting the development of products and services that deliver efficacy and build on research findings. He leads Pearson’s strategy for developing innovative educational models for low-income families in the developing world. Sir Michael is a Distinguished Visiting Fellow at Harvard and holds an honorary doctorate from the University of Exeter. His publications include Oceans of Innovation and An Avalanche is Coming.

Tim Bozik

Tim is President, Global Products and has extensive knowledge of all aspects of higher education as well experience in moving Pearson towards being a more digital, data and services-led business. Tim joined Pearson in 1983 as a sales representative and has since held several leadership roles in product development and general management, including his most recent post as chief executive of US higher education. His work has included a focus on the role of technology, data and analytics to improve access, achievement and affordability.

Rod Bristow

Rod is President, Core Markets and has wide-ranging expertise in K-12 schools, higher and professional education, assessment, qualifications, and learning technology having been involved in education throughout his career. He was previously the President of Pearson UK. Rod is a Fellow of the Royal Society of Arts, a former President of the Publishers Association, a trustee of the Education and Employers Taskforce and a member of the President’s Committee of the Confederation of British Industry.

Gio Giovannelli

Gio is President, Growth Markets having joined Pearson as Managing Director of Pearson Brazil. Gio was previously CEO of Grupo Multi, Brazil’s leading English language learning business, which was acquired by Pearson in December 2013. Prior to Multi, he held CEO positions in Brazil across a number of sectors, including energy, mining and HR services. Gio is a Board member of Natura (cosmetics and beauty products) and CVC (travel and vacation operator), both listed in the Sao Paulo Stock Exchange BOVESPA. Gio earned his undergraduate degree in Italy’s Bocconi University, holds a Ph.D. in Economics from the American University in Washington DC and is an OPM graduate of Harvard Business School.

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

Bob Whelan

Bob is President, Pearson Assessments and has significant expertise in assessment and growing businesses. As president and chief executive officer of Pearson VUE since January 2000, Bob led Pearson’s growth as a global leader in computer-based assessments. He now leads Pearson’s combined assessments businesses including K12 and clinical assessment as well as Pearson VUE. Bob received his BA from the University of Alabama in finance and economics.

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

For benchmarking purposes, we review remuneration by reference to different comparator groups. We look at survey data from: select UK human capital-intensive businesses and UK and US media convergence companies with a focus on media, information services and technology (and cross-referenced with FTSE 100 companies with significant international exposure). These companies are of a range of sizes relative to Pearson, but the method our independent advisers, Willis Towers Watson, use to make comparisons on remuneration takes this variation in size into account. We also look at publicly disclosed and proxy data for global media convergence comparators with a focus on media and technology. We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our remuneration was not competitive.

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

Members of the Pearson Group Pension Plan who joined after May 1989 are subject to an upper limit of earnings that can be used for pension purposes, known as the earnings cap. This limit was abolished by the Finance Act 2004. However the Pearson Group Pension Plan has retained its own ‘cap’, which will increase annually in line with the UK Government’s Index of Retail Prices (All Items). The cap was £145,800 effective April 6, 2014, and £149,400 effective April 6, 2015, and £150,600 effective April 6, 2016.

As a result of the UK Government’s A-Day changes effective from April 2006, UK executive directors and other members of the Pearson Group Pension Plan who are, or become, affected by the lifetime allowance are provided with a cash supplement as an alternative to further accrual of pension benefits on a basis that is broadly cost neutral to the company. Effective from April 6, 2011, the annual allowance (i.e. the maximum amount of pension saving that benefits from tax relief each year) was reduced from £255,000 to £50,000. Since April 6, 2012, the lifetime allowance (i.e. the maximum amount of pension and/or lump sum that can benefit from tax relief) has been £1.5m and was reduced to £1.25m on April 6, 2014.

The pension entitlements of each director are as follows:

John Fallon	Member of the Pearson Group Pension Plan. His pension accrual rate is 1/30th of pensionable salary per annum, restricted to the plan earnings cap. Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on his behalf. Since April 2006, he has received a taxable and non-pensionable cash supplement in replacement of the FURBS.

Coram Williams	Pearson Group Pension Plan Accrual rate of 1/60th of pensionable salary per annum, subject to the Plan earnings cap.

Robin Freestone (stepped down August 1, 2015)	Member of the Money Purchase 2003 section of the Pearson Group Pension Plan. Company contributions are 16% of pensionable salary per annum, restricted to the plan earnings cap. Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on his behalf. Since April 2006, he has received a taxable and non-pensionable cash supplement in replacement of the FURBS.

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

For the chief executive, the individual maximum opportunity that will apply for 2016 is 180% of base salary (which is the same as applied for 2015).

For other executive directors and other members of the Pearson Executive, individual incentive opportunities take into account their membership of that committee and the relative contribution of their businesses or roles to the company’s overall goals. The individual maximum opportunity that will apply for 2016 varies by individual but will be no more than 170% of base salary.

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

For 2015, the funding of annual incentives was related to the performance against targets for Pearson’s adjusted earnings per share, sales, and operating cash flow.

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

The long-term incentive plan also provides for the grant of stock options. Whilst it is not the committee’s intention to grant stock options in 2016 or the foreseeable future, the committee believes that it should retain the flexibility of granting stock options in addition to, or instead of, restricted stock awards in the right circumstances. Any decision by the committee to grant stock options in the future would take account of best practice prevailing at the time. The committee would consult with shareholders before granting stock options to executive directors.

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

The chairman’s and non-executive directors’ fees were last reviewed in 2014 and increased with effect from May 1, 2014 with a commitment to review again in 2017. Fees for the non-executive directors were last increased with effect from May 1, 2014.

The structure of non-executive directors’ fees is as follows:

With effect from May 1, 2014
Non-executive director	£70,000
Chairmanship of audit committee	£27,500
Chairmanship of remuneration committee	£22,000
Chairmanship of reputation and responsibility committee	£10,000
Membership of audit committee	£15,000
Membership of remuneration committee	£10,000
Membership of reputation and responsibility committee	£5,000
Senior independent director	£22,000

Notes:

(1)	The fee paid to the chairman remains unchanged at £500,000.
(2)	A minimum of 25% of the basic fee is paid in Pearson shares that the non-executive directors have committed to retain for the period of their directorships.
(3)	Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Remuneration of senior management

The remuneration received by executive directors in respect of the financial year ending December 31, 2015 was as follows:

	Base Salary/ Fees	Allowances & Benefits(1)	Annual Incentives	Long-term Incentives	Retirement Benefits	Total
	£000	£000	£000	£000	£000	£000
Chairman
Glen Moreno	500	—	—	—	—	500
Executive directors
John Fallon	776	62	0	54	371	1,263
Coram Williams	258	0	0	0	18	276
Robin Freestone (stepped down August 1, 2015)	417	13	0	41	126	597

Senior management as a group	1,951	75	0	95	515	2,636

Notes:

(1)	Benefits include company car, car allowance, private use of a driver, healthcare, additional life cover and long-term disability insurance.
(2)	Figures for Coram Williams and Robin Freestone relate to full period of employment in 2015; for Coram commencing 1 July 2015, and for Robin ending 30 September 2015. Note that Coram became an executive director and Robin stepped down as an executive director on 1 August 2015.
(3)	Glen Moreno stepped down on 31 December 2015.

Share options for senior management

This table sets forth for each director the number of share options held as of December 31, 2015 as well as the exercise price, rounded to the nearest whole pence/cent, and the range of expiration dates of these options.

Director	Number of Options	Exercise Price	Earliest Exercise Date	Expiry Date
John Fallon	1,109	811.2p	08/01/17	02/01/18
Robin Freestone	1,109	811.2p	08/01/17	02/01/18

Notes:

(1)	The share option awards made in 2010 to John Fallon in respect of 1,930 shares and 2012 to Robin Freestone in respect of 990 shares vested and became exercisable in the year and were exercised on 3 August 2015.
(2)	No variations to the terms and conditions of share options were made during the year.
(3)	The acquisition of shares under the worldwide save for shares plan is not subject to a performance condition.
(4)	All share options that become exercisable during the year are included in the single figure of total remuneration for that year. The value included in the single figure of total remuneration is the number of options multiplied by the difference between the discounted option price and the market value on the earliest exercise date. Share options that became exercisable in the 2015 are included in the single figure of total remuneration for 2015 based on the share price on 1 August 2015 of 1,203p.
(5)	The market price on December 31, 2015 was 736.0p per share and the range during the year was 695.0p to 1,508.0p.

Share ownership of senior management

The table overleaf shows the number of ordinary shares and conditional shares held by directors and their connected persons as at December 31, 2015.

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

Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options of Senior Management”. The total number of ordinary shares held by senior management as of December 31, 2015 was 503,066.

As at 31 December 2015	Ordinary shares(1)	Conditional Shares
Glen Moreno	210,000	—
Sidney Taurel	—	—
John Fallon	293,056	—
Coram Williams	10	—
Tim Score	849	—
Elizabeth Corley	1,267	—
Vivienne Cox	2,938	—
Josh Lewis	7,740	—
Linda Lorimer	2,675	—
Lincoln Wallen	—	—
Harish Manwani	2,571	—

Notes:

(1)	Ordinary shares include both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals investing part of their own after-tax annual bonus in Pearson shares under the annual bonus share matching plan.
(2)	The register of directors’ interests (which is open to inspection during normal office hours) contains full details of directors’ shareholdings and options to subscribe for shares. The market price on December 31, 2015 was 736.0p per share and the range during the year was 695.0p to 1,508.0p.
(3)	Ordinary shares do not include any shares vested but held pending release under a restricted share plan.
(4)	On 29 February 2016, Coram Williams purchased 5,000 shares and on 2 March 2016, Sidney Taurel purchased 50,000 shares.
(5)	Sidney Taurel and Lincoln Wallen were appointed as directors on 1 January 2016. Glen Moreno left Pearson on 31 December 2015.

The total remuneration of the executive committee is set out in the table below:

All figures in £ millions	2015
Short-term employee benefits	7
Retirement benefits	1
Share-based payment costs	1

Total	9

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

Board practices

Our board currently comprises the chairman, two executive directors and seven non-executive directors. Our articles of association provide that at every annual general meeting, one-third of the board of directors, or the number nearest to one-third, shall retire from office. The directors to retire each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election. If at any annual general meeting, the place of a retiring director is not filled, the retiring director, if willing, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that director has been put to the meeting and lost. Our articles of association also provide that every director be subject to re-appointment by shareholders at the next annual general meeting following their appointment.

However in accordance with the UK Corporate Governance Code, the board has resolved that all directors should offer themselves for re-election on an annual basis at the company’s annual general meeting. Accordingly, all of the directors will offer themselves for re-election, (or re-appointment in the case of directors who were appointed since the last meeting), at the forthcoming annual general meeting on April 29, 2016.

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

Audit committee

This committee provides the board with a vehicle to appraise our financial management and reporting and to assess the integrity of our accounting procedures and financial controls. Tim Score chairs this committee and its other members are Vivienne Cox and Linda Lorimer. Lincoln Wallen will join the committee on March 1, 2016. Tim Score is also the designated audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission. Our internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee.

Remuneration committee

This committee meets regularly to decide the remuneration and benefits of the executive directors and the executive committee. The committee also recommends the chairman’s remuneration to the board of directors for its decision and reviews management development and succession plans. Elizabeth Corley chairs this committee and its other members are Vivienne Cox, Josh Lewis, Tim Score and Sidney Taurel.

Nomination committee

This committee meets from time to time as necessary to consider the appointment of new directors. The committee is chaired by Sidney Taurel and comprises all of the non-executive directors.

Reputation and responsibility committee

This committee meets regularly to oversee Pearson’s strategy and plans to build and protect its corporate reputation. It provides advice and guidance to management on these plans. Vivienne Cox chairs this committee and its other members are Josh Lewis, Linda Lorimer and Harish Manwani.

Employees

The average number of persons employed by us in continuing operations during each of the three fiscal years ended 2015 were as follows:

•	37,265 in fiscal 2015,

•	38,654 in fiscal 2014, and

•	39,886 in fiscal 2013.

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

The table set forth below shows for 2015, 2014 and 2013 the average number of persons employed in each of our segments.

Average number employed	2015	2014	2013
North America	19,951	20,927	21,856
Core	5,936	6,139	7,075
Growth	11,114	11,406	10,768
Other	264	182	187

Continuing operations	37,265	38,654	39,886

The average number employed in discontinued operations was 2,282 in 2015, 2,295 in 2014, and 5,821 in 2013.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As at February 29, 2016, the company had been notified under the Financial Conduct Authority’s Disclosure and Transparency Rules of the following significant voting rights in its shares:

Name of shareholder	Number of ordinary shares held	% of outstanding ordinary shares represented by number of shares held
Schroders plc	42,151,560	5.13%
BlackRock, Inc.	42,201,515	5.14%

The shareholders listed above have no special voting rights.

On February 29, 2016, record holders with registered addresses in the United States held 36,106,012 ADRs, which represented 4.4% of our outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of beneficial owners in the United States.

Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2015 are shown in note 12 in “Item 18. Financial Statements.” Dividends receivable from joint ventures and associates are set out in note 12 in “Item 18. Financial Statements”. There were no other related party transactions in 2015.

ITEM 8.	FINANCIAL INFORMATION

The financial statements filed as part of this Annual Report are included on pages F-1 through F-71 hereof.

Other than those events described in note 37 in “Item 18. Financial Statements” of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to our financial condition or results of operations since December 31, 2015. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

Our policy with respect to dividend distributions is described in response to “Item 3. Key Information” above.

See “Item 4. Information on the Company — Legal Proceedings” for information with respect to legal proceedings to which we may be subject from time to time.

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

The ADSs trade on the New York Stock Exchange under the symbol “PSO”.

The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

•	on an annual basis for our five most recent fiscal years,

•	on a quarterly basis for our most recent quarter and two most recent fiscal years, and

•	on a monthly basis for the six most recent months.

	Ordinary shares		Average daily trading volume
Reference period	High	Low
	(In pence)		(Ordinary shares)
Five most recent fiscal years
2015	1508	695	2,928,500
2014	1341	998	2,499,900
2013	1365	1119	2,065,900
2012	1294	1111	2,174,000
2011	1222	983	2,012,900

Most recent quarter and two most recent fiscal years
2015 Fourth quarter	1224	695	3,376,500
Third quarter	1275	1074	2,849,300
Second quarter	1471	1205	2,673,500
First quarter	1508	1140	2,802,000
2014 Fourth quarter	1241	1113	2,255,400
Third quarter	1240	1087	2,242,500
Second quarter	1175	1008	2,424,400
First quarter	1341	998	3,086,800

Most recent six months
February 2016	859	719.5	3,337,500
January 2016	789	657.5	4,341,200
December 2015	823.5	695	2,764,700
November 2015	867.5	765	3,714,000
October 2015	1224	861.5	3,638,200
September 2015	1161	1082	2,225,900

ITEM 10.	ADDITIONAL INFORMATION

Articles of association

We summarize below the material provisions of our articles of association, as amended, which have been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2015. The summary below is qualified entirely by reference to the Articles of Association. We have multiple business objectives and purposes and are authorized to do such things as the board may consider fit to further our interests or incidental or conducive to the attainment of our objectives and purposes.

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

Other provisions relating to directors

Under the articles of association, directors are paid out of our funds for their services as we may from time to time determine by ordinary resolution and, in the case of non-executive directors, up to an aggregate of £750,000 or such other amounts as resolved by the shareholders at a general meeting. Any Director who is not an Executive Director and who performs special services which in the opinion of the Board are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of additional fee, salary, commission or otherwise as the Board may determine in accordance with our remuneration policy. Under the articles of association, Directors currently are not required to hold any share qualification. However, our remuneration policy mandates a shareholding guideline for executive directors which they are expected to build towards over a specified period.

Annual general meetings

Pursuant to the Companies Act 2006, the Company must hold an annual general meeting (‘AGM’) (within six months beginning with the day following its accounting reference date) at a place and time determined by the board. The following matters are usually considered at an annual general meeting:

•	approving final dividends;

•	consideration of the accounts and balance sheet;

•	ordinary reports of the board of directors and auditors and any other documents required to be annexed to the balance sheet;

•

as holders of ordinary shares vote for the election of one-third of the members of the board of directors at every annual general meeting, the appointment or election of directors in the place of those retiring by rotation or otherwise. Notwithstanding the provisions of the Articles, the board has resolved that all directors should offer themselves for re-election annually, in accordance with the UK Corporate Governance Code;

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

Share Certificates

Every person whose name is entered as a member in the Company’s Register of Members shall be entitled to one certificate in respect of each class of shares held(the law regarding this does not apply to stock exchange nominees). Subject to the terms of issue of the shares, certificates are issued following allotment or receipt of the form of transfer bearing the appropriate stamp duty by our registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, telephone number +44 121-415-7062.

Share capital

Any share may be issued with such preferred, deferred or other special rights or other restrictions as may be determined by way of a shareholders’ vote in general meeting. Subject to the Companies Act 2006, any shares may be issued which are to be redeemed or are liable to be redeemed at the option of the Company or the shareholders.

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

Changes in capital

We may from time to time, by ordinary resolution subject to the Companies Act 2006:

•	consolidate and divide all or any of our share capital into shares of a larger nominal amount than its existing shares; or

•	sub-divide all of or any of our existing shares into shares of smaller nominal amounts.

We may, from time to time increase our share capital by allotting new shares in accordance with the prescribed threshold authorized by shareholders at the last annual general meeting and subject to the consents and procedures required by the Companies Act 2006, may by special resolution reduce our share capital.

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

Dividends

Holders of ordinary shares are entitled to receive dividends out of our profits that are available by law for distribution, as we may declare by ordinary resolution, subject to the terms of issue thereof. However, no dividends may be declared in excess of an amount recommended by the board of directors. The board may pay interim dividends on the shares of any class as it deems fit. We may invest or otherwise use all dividends left unclaimed for six months after having been declared for our benefit, until claimed. All dividends unclaimed for a period of twelve years after having been declared will be forfeited and revert to us.

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

Other provisions of the articles of association

Whenever our capital is divided into different classes of shares, the special rights attached to any class may, unless otherwise provided by the terms of the issue of the shares of that class, be varied or abrogated, either with the written consent of the holders of three-fourths of the issued shares of the class or with the sanction of a special resolution passed at a separate meeting of these holders. In the event that a shareholder or other person appearing to the board of directors to be interested in ordinary shares fails to comply with a notice requiring him or her to provide information with respect to their interest in voting shares pursuant to section 793 of the Companies Act 2006, we may serve that shareholder with a notice of default. After service of a default notice, that shareholder shall not be entitled to attend or vote at any general meeting or at a separate meeting of holders of a class of shares or on a poll until he or she has complied in full with our information request.

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

No provision of our articles of association expressly governs the ordinary share ownership threshold above which shareholder ownership must be disclosed. Under the Disclosure and Transparency Rules of the Financial Conduct Authority, any person who acquires, either alone or, in specified circumstances, with others an interest in our voting share capital equal to or in excess of 3% comes under an obligation to disclose prescribed particulars to us in respect of those ordinary shares. A disclosure obligation also arises where a person’s notifiable interests fall below 3%, or where, at or above 3%, the percentage of our voting share capital in which a person has a notifiable interest increases or decreases by 1% or more.

Limitations affecting holders of ordinary shares or ADSs

Under English law and our memorandum and articles of association, persons who are neither UK residents nor UK nationals may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

With respect to the items discussed above, applicable UK law is not materially different from applicable US law.

Material contracts

Pearson has not entered into any contracts outside the ordinary course of business during the two year period immediately preceding the date of this annual report. The Trust Deed entered into in 2014 with respect to €500.0 million aggregate principal amount of 1.875% guaranteed notes due 2021 and the Trust Deed entered into in 2015 with respect to €500.0 million aggregate principal amount of 1.375% guaranteed notes due 2025, in each case, issued by a subsidiary and guaranteed by Pearson, are filed as Exhibits 2.9 and 2.10 of this report, respectively.

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

Because US and UK tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the US federal, state and local, UK and other, including foreign, tax consequences of investing in the ordinary shares or ADSs. Except where otherwise indicated, the statements of US and UK tax law set out below are based on the laws, interpretations and tax authority practice in force or applicable as of February 29, 2016, being the last practicable date before the date of this Annual Report, and are subject to any changes occurring after that date, possibly with retroactive effect.

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

We have formulated policies for hedging exposures to interest rate and foreign exchange risk, and have used derivatives to ensure compliance with these policies. Although a proportion of our derivative contracts were transacted without regard to existing IFRS requirements on hedge accounting, during 2015 and 2014 we qualified for hedge accounting under IFRS on a number of our key derivative contracts.

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

At December 31, 2015 the Group’s net borrowings/(cash) in our main currencies (taking into account the effect of cross currency rate swaps) were: US dollar £1,345m and sterling £(385)m.

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

In 2015 and 2014 the Group met the prescribed designation requirements and hedge effectiveness tests under IFRS for some of its derivative contracts. As a result, the movements in the fair value of the effective portion of fair value hedges and net investment hedges have been offset in earnings and reserves respectively by the corresponding movement in the fair value of the underlying hedged item.

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

Fees incurred in past annual period and fees to be paid in the future

The Company received payments from the depositary with respect to 2015 of $350,000 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing the annual and interim financial of reports, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required the forms, stationery, postage, facsimile and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

The depositary has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consists of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

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

Disclosure controls and procedures

An evaluation of the effectiveness our disclosure controls and procedures as of December 31, 2015 was carried out by management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective as at December 31, 2015 at a reasonable assurance level. A controls system, no matter how well designed and operated, cannot provide absolute assurance to achieve its objectives.

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’ board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2015 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as a December 31, 2015 based on criteria in Internal Control — Integrated Framework (2013) issued by the COSO.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, as stated in their report which appears on page F-2.

Change in internal control over financial reporting

During the period covered by this Annual Report on Form 20-F, the Company has made no changes to its internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Board of Directors of Pearson plc have determined that Tim Score is an audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission.

ITEM 16B.	CODE OF ETHICS

Pearson has adopted a code of ethics (the Pearson code of conduct) which applies to all employees including the chief executive officer and chief financial officer and other senior financial management. This code of ethics is available on our website (www.pearson.com/code-of-conduct.html). The information on our website is not incorporated by reference into this report.

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

The following table sets forth remuneration paid to PwC for 2014 and 2015:

Auditors’ Remuneration	2015	2014
	£m	£m
Audit fees	6	7
Tax fees	1	1
All other fees	3	1

Audit fees include £35,000 (2014: £35,000) of audit fees relating to the audit of the parent company.

Fees for the audit of the effectiveness of the Group’s internal control over financial reporting are allocated to audit fees paid.

Tax services include services related to tax compliance and advisory services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Period	Total number of shares purchased	Average price paid per share	Total number of units purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
February 1, 2013 – February 28, 2013	1,000,000	£11.64	N/A	N/A
April 1, 2013 – April 30, 2013	1,000,000	£11.53	N/A	N/A
June 1, 2013 – June 30, 2013	1,972,725	£11.61	N/A	N/A
September 1, 2013 – September 30, 2013	139,192	£12.57	N/A	N/A
April 1, 2014 – April 30, 2014	906,892	£10.18	N/A	N/A
July 1, 2015 – July 31, 2015	1,974,362	£11.81	N/A	N/A

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are included on pages F-1 through F-71 hereof.

ITEM 19.	EXHIBITS

1.1	Articles of Association of Pearson plc. ¥

2.1	Indenture dated June 23, 2003 between Pearson plc and The Bank of New York, as trustee *

2.2	Indenture dated May 6, 2008 among Pearson Dollar Finance Two plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York, as trustee, Paying Agent and Calculation Agent. ¥

2.3	Indenture dated May 17, 2010 between Pearson Funding Two plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. l

2.4	Indenture dated May 8, 2012 between Pearson Funding Four plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. f

2.5	Indenture dated May 8, 2013 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. q

2.6	Trust Deed dated May 19, 2014 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee. ¥

2.7	Trust Deed dated May 6, 2015 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee.

8.1	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15	Consent of PricewaterhouseCoopers LLP.

*	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2003 and filed May 7, 2004.
l	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2010 and filed March 25, 2011.
f	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2012 and filed March 22, 2013.
q	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2013 and filed March 27, 2014.
¥	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2014 and filed March 26, 2015.

FINANCIAL STATEMENTS: CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pearson plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements present fairly in all material respects, the financial position of Pearson plc and its subsidiaries at December 31, 2015 and December 31, 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in “Internal Control — Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control base on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers LLP

London

United Kingdom

March 23, 2016

Consolidated income statement

Year ended 31 December 2015

All figures in £ millions	Notes	2015		2014 restated	2013 restated
Sales	2	4,468		4,540	4,728
Cost of goods sold	4	(1,981)		(2,021)	(2,123)

Gross profit		2,487		2,519	2,605
Operating expenses	4	(2,094)		(2,125)	(2,202)
Impairment of intangible assets	11	(849)		(77)	—
Share of results of joint ventures and associates	12	52		31	28

Operating (loss)/profit	2	(404)		348	431
Finance costs	6	(100)		(140)	(110)
Finance income	6	71		47	37

(Loss)/profit before tax		(433)		255	358
Income tax	7	81		(56)	(88)

(Loss)/profit for the year from continuing operations		(352)		199	270
Profit for the year from discontinued operations	3	1,175		271	269

Profit for the year		823		470	539

Attributable to:
Equity holders of the company		823		471	538
Non-controlling interest		—		(1)	1

Earnings per share for profit from continuing and discontinued operations attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	101.2p		58.1p	66.6p
– diluted	8	101.2p		58.0p	66.5p

(Loss)/earnings per share for (loss)/profit from continuing operations attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	(43.3	)p	24.7p	33.3p
– diluted	8	(43.3	)p	24.6p	33.3p

Consolidated statement of comprehensive income

Year ended 31 December 2015

All figures in £ millions	Notes	2015	2014	2013
Profit for the year		823	470	539
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group		(85)	150	(206)
Net exchange differences on translation of foreign operations – associates		16	25	(11)
Currency translation adjustment disposed – Group		(10)	(2)	(18)
Attributable tax	7	5	(6)	6
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	25	110	23	79
Remeasurement of retirement benefit obligations – associates		8	(15)	—
Attributable tax	7	(24)	(1)	(23)

Other comprehensive income for the year		20	174	(173)

Total comprehensive income for the year		843	644	366

Attributable to:
Equity holders of the company		845	645	369
Non-controlling interest		(2)	(1)	(3)

Consolidated balance sheet

As at 31 December 2015

All figures in £ millions	Notes	2015	2014
Assets
Non-current assets
Property, plant and equipment	10	320	334
Intangible assets	11	5,164	6,310
Investments in joint ventures and associates	12	1,103	1,118
Deferred income tax assets	13	276	295
Financial assets – derivative financial instruments	16	78	90
Retirement benefit assets	25	337	190
Other financial assets	15	143	54
Trade and other receivables	22	115	82

		7,536	8,473
Current assets
Intangible assets – pre-publication	20	841	820
Inventories	21	211	224
Trade and other receivables	22	1,284	1,310
Financial assets – derivative financial instruments	16	32	24
Financial assets – marketable securities	14	28	16
Cash and cash equivalents (excluding overdrafts)	17	1,703	530

		4,099	2,924

Total assets		11,635	11,397

Liabilities
Non-current liabilities
Financial liabilities – borrowings	18	(2,048)	(1,883)
Financial liabilities – derivative financial instruments	16	(136)	(73)
Deferred income tax liabilities	13	(560)	(714)
Retirement benefit obligations	25	(139)	(163)
Provisions for other liabilities and charges	23	(71)	(82)
Other liabilities	24	(356)	(310)

		(3,310)	(3,225)

Current liabilities
Trade and other liabilities	24	(1,390)	(1,601)
Financial liabilities – borrowings	18	(282)	(342)
Financial liabilities – derivative financial instruments	16	(29)	(1)
Current income tax liabilities		(164)	(190)
Provisions for other liabilities and charges	23	(42)	(53)

		(1,907)	(2,187)

Total liabilities		(5,217)	(5,412)

Net assets		6,418	5,985

All figures in £ millions	Notes	2015	2014
Equity
Share capital	27	205	205
Share premium	27	2,590	2,579
Treasury shares	28	(72)	(75)
Translation reserve		(7)	70
Retained earnings		3,698	3,200

Total equity attributable to equity holders of the company		6,414	5,979
Non-controlling interest		4	6

Total equity		6,418	5,985

These financial statements have been approved for issue by the board of directors on 4 March 2016 and signed on its behalf by

Coram Williams Chief financial officer

Consolidated statement of changes in equity

Year ended 31 December 2015

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2015	205	2,579	(75)	70	3,200	5,979	6	5,985
Profit for the year	—	—	—	—	823	823	—	823
Other comprehensive income	—	—	—	(77)	99	22	(2)	20
Total comprehensive income	—	—	—	(77)	922	845	(2)	843
Equity-settled transactions	—	—	—	—	26	26	—	26
Tax on equity-settled transactions	—	—	—	—	(1)	(1)	—	(1)
Issue of ordinary shares under share option schemes	—	11	—	—	—	11	—	11
Purchase of treasury shares	—	—	(23)	—	—	(23)	—	(23)
Release of treasury shares	—	—	26	—	(26)	—	—	—
Changes in non-controlling interest	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(423)	(423)	—	(423)

At 31 December 2015	205	2,590	(72)	(7)	3,698	6,414	4	6,418

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2014	205	2,568	(98)	(103)	3,128	5,700	6	5,706
Profit for the year	—	—	—	—	471	471	(1)	470
Other comprehensive income	—	—	—	173	1	174	—	174
Total comprehensive income	—	—	—	173	472	645	(1)	644
Equity-settled transactions	—	—	—	—	32	32	—	32
Tax on equity-settled transactions	—	—	—	—	(3)	(3)	—	(3)
Issue of ordinary shares under share option schemes	—	11	—	—	—	11	—	11
Purchase of treasury shares	—	—	(9)	—	—	(9)	—	(9)
Release of treasury shares	—	—	32	—	(32)	—	—	—
Changes in non-controlling interest	—	—	—	—	—	—	2	2
Dividends	—	—	—	—	(397)	(397)	(1)	(398)

At 31 December 2014	205	2,579	(75)	70	3,200	5,979	6	5,985

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2013	204	2,555	(103)	128	2,902	5,686	24	5,710
Profit for the year	—	—	—	—	538	538	1	539
Other comprehensive expense	—	—	—	(231)	62	(169)	(4)	(173)
Total comprehensive income	—	—	—	(231)	600	369	(3)	366
Equity-settled transactions	—	—	—	—	37	37	—	37
Tax on equity-settled transactions	—	—	—	—	—	—	—	—
Issue of ordinary shares under share option schemes	1	13	—	—	—	14	—	14
Purchase of treasury shares	—	—	(47)	—	—	(47)	—	(47)
Release of treasury shares	—	—	52	—	(52)	—	—	—
Changes in non-controlling interest	—	—	—	—	13	13	(15)	(2)
Dividends	—	—	—	—	(372)	(372)	—	(372)

At 31 December 2013	205	2,568	(98)	(103)	3,128	5,700	6	5,706

The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments. Changes in non-controlling interest in 2014 relate to the disposal of a non-controlling interest in a Chinese business.

Consolidated cash flow statement

Year ended 31 December 2015

All figures in £ millions	Notes	2015	2014	2013
Cash flows from operating activities
Net cash generated from operations	32	518	704	684
Interest paid		(75)	(86)	(82)
Tax paid		(232)	(163)	(246)

Net cash generated from operating activities		211	455	356
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	30	(9)	(448)	(48)
Acquisition of joint ventures and associates		(11)	(12)	(10)
Purchase of investments		(7)	(3)	(64)
Purchase of property, plant and equipment		(86)	(75)	(118)
Purchase of intangible assets		(161)	(107)	(64)
Disposal of subsidiaries, net of cash disposed	31	1,030	327	(132)
Proceeds from sale of associates		379	39	2
Proceeds from sale of investments		13	9	2
Proceeds from sale of property, plant and equipment	32	2	9	28
Proceeds from sale of intangible assets		1	2	2
Proceeds from sale of liquid resources		17	12	13
Loans repaid by/(advanced to) related parties		7	(10)	(44)
Loans advanced		—	(2)	(5)
Investment in liquid resources		(29)	(22)	(14)
Interest received		24	13	9
Dividends received from joint ventures and associates		162	120	64

Net cash received from/(used in) investing activities		1,332	(148)	(379)
Cash flows from financing activities
Proceeds from issue of ordinary shares	27	11	11	14
Purchase of treasury shares	28	(23)	(9)	(47)
Proceeds from borrowings		372	404	319
Repayment of borrowings		(300)	(538)	(225)
Finance lease principal payments		(1)	(4)	(8)
Dividends paid to company’s shareholders	9	(423)	(397)	(372)
Dividends paid to non-controlling interest		—	(1)	—
Purchase of non-controlling interest	33	—	—	(76)

Net cash used in financing activities		(364)	(534)	(395)
Effects of exchange rate changes on cash and cash equivalents		(19)	(2)	21

Net increase/(decrease) in cash and cash equivalents		1,160	(229)	(397)
Cash and cash equivalents at beginning of year		511	740	1,137

Cash and cash equivalents at end of year	17	1,671	511	740

The consolidated cash flow statement includes discontinued operations (see note 3).

Notes to the consolidated financial statements

General information

Pearson plc (the company), its subsidiaries and associates (together the Group) are international businesses covering educational courseware, assessents and services, and consumer publishing through its associate interest in Penguin Random House.

The company is a public limited company incorporated and domiciled in England. The address of its registered office is 80 Strand, London WC2R 0RL.

The company has its primary listing on the London Stock Exchange and is also listed on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the board of directors on 4 March 2016.

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

The prior year financial statements have been restated to reflect the classification of FT Group as a discontinued operation.

1. Interpretations and amendments to published standards effective 2015 The following amendments and interpretations were adopted in 2015: Amendments to IAS 19 ‘Employee Benefits: Defined Benefit Plans – Employee Contributions’

•	Amendments to IFRS 2 ‘Share based Payment: Definition of vesting conditions’

•	Amendments to IFRS 3 ‘Business Combinations: Accounting for contingent consideration in a business combination and scope exemptions for joint ventures’

•	Amendments to IFRS 8 ‘Operating Segments: Aggregation of operating segments and reconciliation of segment assets to entity’s assets’

•	Amendments to IAS 24 ‘Related Party Disclosures: Key management personnel’

•	Amendments to IFRS 13 ‘Fair Value Measurement: Short term receivables and payables’

The adoption of these new pronouncements from 1 January 2015 does not have a material impact on the consolidated financial statements.

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

IFRS 15 ‘Revenue from Contracts with Customers’, effective for annual reporting periods beginning on or after 1 January 2018. The new standard specifies how and when an entity will recognise revenue, and requires more detailed disclosure. Adoption of the new standard is likely to have an impact on the Group and management is currently assessing the impact.

IFRS 16 ‘Leases’, effective for annual reporting periods beginning on or after 1 January 2019. The new standard details the requirements for the classification, measurement and recognition of lease arrangements. Adoption of the new standard is likely to have an impact on the Group and management is currently assessing the impact.

In June 2015 the IASB issued an exposure draft ED/2015/5 ‘Remeasurement on a Plan Amendment, Curtailment or Settlement/Availability of a Refund from a Defined Benefit Plan (Proposed Amendments to IAS 19 and IFRIC 14).’ Management are currently evaluating these proposals and although the proposals have not yet been finalised, it should be noted that the current draft, if adopted, may restrict the Group’s ability to recognise a pension asset in respect of pension surpluses in its UK defined benefit pension plan.

In addition, the current draft may require certain elements of committed minimum funding contributions to be recognised as a liability on the balance sheet.

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

Consolidation: Business combinations – classification of investments

Consolidation: Business combinations – determination of fair values

Intangible assets: Goodwill

Intangible assets: Pre-publication assets

Taxation

Revenue recognition

Employee benefits: Pensions

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

Notes to the consolidated financial statements continued

1. Accounting policies continued

b. Consolidation continued

Identifiable assets and contingent assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The determination of fair values often requires significant judgements and the use of estimates, and, for material acquisitions, the fair value of the acquired intangible assets is determined by an independent valuer. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill.

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

3. Transactions with non-controlling interests Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, that is, as transactions with the owners in their capacity as owners. Any surplus or deficit arising from disposals to a non-controlling interest is recorded in equity. For purchases from a non-controlling interest, the difference between consideration paid and the relevant share acquired of the carrying value of the subsidiary is recorded in equity.

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

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. The Group treats specific intercompany loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.53 (2014: $1.65) and the year end rate was $1.47 (2014: $1.56).

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

Notes to the consolidated financial statements continued

1. Accounting policies continued

e. Intangible assets

1. Goodwill For the acquisition of subsidiaries made on or after 1 January 2010, goodwill represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. For the acquisition of subsidiaries made from the date of transition to IFRS to 31 December 2009, goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets acquired. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates and joint ventures represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets acquired. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures.

Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. An impairment loss is recognised to the extent that the carrying value of goodwill exceeds the recoverable amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. These calculations require the use of estimates and significant management judgement. A description of the key assumptions and sensitivities is included in note 11. Goodwill is allocated to aggregated cash-generating units for the purpose of impairment testing. The allocation is made to those aggregated cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

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

Notes to the consolidated financial statements continued

1. Accounting policies continued

e. Intangible assets continued

The investment in pre-publication assets has been disclosed as part of cash generated from operations in the cash flow statement (see note 32).

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

Short-term deposits and marketable securities with maturities of greater than three months do not qualify as cash and cash equivalents. Movements on these financial instruments are classified as cash flows from financing

Notes to the consolidated financial statements continued

1. Accounting policies continued

i. Cash and cash equivalents continued

activities in the cash flow statement where these amounts are used to offset the borrowings of the Group or as cash flows from investing activities where these amounts are held to generate an investment return.

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

When the calculation results in a potential asset, the recognition of that asset is limited to the asset ceiling – that is the present value of any economic benefits available in the form of refunds from the plan or a reduction in future contributions. Management uses judgement to determine the level of refunds available from the plan in recognising an asset.

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

The provision is based on the present value of future payments for surplus leased properties under non- cancellable operating leases, net of estimated sub-leasing income.

p. Revenue recognition

The Group’s revenue streams are courseware, assessments and services. Courseware includes curriculum materials provided in book form and/or via access to digital content. Assessments includes test development, processing and scoring services provided to governments, educational institutions, corporations and professional bodies. Services includes the operation of schools, colleges and universities, including sistemas in Brazil and English language teaching centres around the world as well as the provision of online learning services in partnership with universities and other academic institutions.

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

Notes to the consolidated financial statements continued

1. Accounting policies continued

p. Revenue recognition continued

Revenue from the sale of off-the-shelf software is recognised on delivery or on installation of the software where that is a condition of the contract. In certain circumstances, where installation is complex, revenue is recognised when the customer has completed their acceptance procedures. Where software is provided under a term licence, revenue is recognised on a straight-line basis over the period of the license.

Revenue from the provision of services to academic institutions, such as programme development, student acquisition, education technology and student support services, is recognised as performance occurs.

Revenue from multi-year contractual arrangements, such as contracts to process qualifying tests for individual professions and government departments, is recognised as performance occurs. The assumptions, risks, and uncertainties inherent to long-term contract accounting can affect the amounts and timing of revenue and related expenses reported. Certain of these arrangements, either as a result of a single service spanning more than one reporting period or where the contract requires the provision of a number of services that together constitute a single project, are treated as long-term contracts with revenue recognised on a percentage of completion basis. Percentage of completion is calculated on a cost basis using the proportion of the total estimated costs incurred to date. Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated total costs of the contract exceed the estimated total revenues that will be generated.

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

Notes to the consolidated financial statements continued

1. Accounting policies continued

q. Leases continued

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

s. Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or meets the criteria to be classified as held for sale.

Discontinued operations are presented in the income statement as a separate line and are shown net of tax.

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

2. Segment information

The primary segments for management and reporting are geographies as outlined below. In addition, the Group separately discloses the results from the Penguin Random House (PRH) associate.

The chief operating decision-maker is the Pearson Executive.

Continuing operations:

North America School, Higher Education and Professional businesses in US and Canada.

Growth School, Higher Education and Professional businesses in emerging markets which are investment priorities, including Brazil, China, India and South Africa.

Core School, Higher Education and Professional businesses in more mature markets including UK, Australia and Italy.

The results of the FT Group segment (to 30 November 2015) and Mergermarket (to 4 February 2014) are shown as discontinued in the relevant periods.

Notes to the consolidated financial statements continued

2. Segment information continued

For more detail on the services and products included in each business segment refer to the strategic report.

		2015
All figures in £ millions	Notes	North America	Core	Growth	PRH	Corporate	Discontinued operations	Group
Continuing operations
Sales		2,940	836	692	—	—	—	4,468

Operating (loss)/profit		113	30	(595)	48	—	—	(404)
Finance costs	6							(100)
Finance income	6							71

Loss before tax								(433)
Income tax	7							81

Loss for the year from continuing operations								(352)

Segment assets		6,399	1,573	719	—	1,841	—	10,532
Joint ventures	12	1	—	3	—	—	—	4
Associates	12	—	6	—	1,093	—	—	1,099

Total assets		6,400	1,579	722	1,093	1,841	—	11,635

Other segment items
Share of results of joint ventures and associates	12	(9)	—	(3)	64	—	16	68
Capital expenditure	10, 11	85	33	110	—	—	15	243
Pre-publication investment	20	218	63	66	—	—	—	347
Depreciation	10	42	9	18	—	—	6	75
Amortisation	11, 20	338	95	109	—	—	15	557
Impairment	11	282	37	530	—	—	—	849

Notes to the consolidated financial statements continued

2. Segment information continued

		2014 restated
All figures in £ millions	Notes	North America	Core	Growth	PRH	Corporate	Discontinued operations	Group
Continuing operations
Sales		2,906	910	724	—	—	—	4,540

Operating profit/(loss)		336	100	(103)	15	—	—	348
Finance costs	6							(140)
Finance income	6							47

Profit before tax								255
Income tax	7							(56)

Profit for the year from continuing operations								199

Segment assets		6,580	1,426	1,394	—	660	219	10,279
Joint ventures	12	1	—	3	—	—	9	13
Associates	12	1	8	—	1,095	—	1	1,105

Total assets		6,582	1,434	1,397	1,095	660	229	11,397

Other segment items
Share of results of joint ventures and associates	12	—	(1)	(3)	35	—	20	51
Capital expenditure	10, 11	97	32	49	—	—	16	194
Pre-publication investment	20	209	77	72	—	—	—	358
Depreciation	10	41	10	16	—	—	7	74
Amortisation	11, 20	306	99	121	—	—	16	542
Impairment	11	—	—	77	—	—	—	77

		2013 restated
All figures in £ millions	Notes	North America	Core	Growth	PRH	Corporate	Discontinued operations	Group
Continuing operations
Sales		3,008	1,008	712	—	—	—	4,728

Operating profit/(loss)		358	58	(5)	20	—	—	431
Finance costs	6							(110)
Finance income	6							37

Profit before tax								358
Income tax	7							(88)

Profit for the year from continuing operations								270

Other segment items
Share of results of joint ventures and associates		1	—	(4)	31	—	26	54
Depreciation	10	45	12	16	—	—	9	82
Amortisation		285	131	103	—	—	16	535
Impairment	—	—	—	—	—	—	—	—

Notes to the consolidated financial statements continued

2. Segment information continued

There were no material inter-segment sales in 2013, 2014 or 2015.

Both operating profit and adjusted operating profit in 2015 are stated after the following restructuring charges: North America £24m (2014: £37m, 2013: £77m); Core £nil (2014: £21m, 2013: £49m); Growth £11m, (2014: £6m, 2013: £36m); Penguin Random House £12m (2014: £19m, 2013: £nil).

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

Property, plant and equipment and intangible assets acquired through business combination were £1m (2014: £263m) (see note 30).

The following tables analyse the Group’s revenue streams. Courseware includes curriculum materials provided in book form and/or via access to digital content. Assessments includes test development, processing and scoring services provided to governments, educational institutions, corporations and professional bodies. Services includes the operation of schools, colleges and universities, including sistemas in Brazil and English language teaching centres around the world as well as the provision of online learning services in partnership with universities and other academic institutions. School Systems includes PowerSchool and Family Education Network, both of which were disposed during 2015.

All figures in £ millions	2015
	North America	Core	Growth	Group
Courseware
School Courseware	406	186	104	696
Higher Education Courseware	1,207	96	55	1,358
English Courseware	22	84	79	185

	1,635	366	238	2,239

Assessments
School and Higher Education Assessments	420	301	15	736
Clinical Assessments	126	32	—	158
Professional Certification	269	82	36	387

	815	415	51	1,281

Services
School Services	209	1	47	257
Higher Education Services	223	26	70	319
English Services	18	28	286	332
School Systems	40	—	—	40

	490	55	403	948

Total	2,940	836	692	4,468

Notes to the consolidated financial statements continued

2. Segment information continued

	2014 restated
All figures in £ millions	North America	Core	Growth	Group
Courseware
School Courseware	389	214	120	723
Higher Education Courseware	1,179	114	66	1,359
English Courseware	22	92	75	189

	1,590	420	261	2,271

Assessments
School and Higher Education Assessments	416	312	14	742
Clinical Assessments	115	34	—	149
Professional Certification	228	93	19	340

	759	439	33	1,231

Services
School Services	253	—	56	309
Higher Education Services	215	22	90	327
English Services	20	29	284	333
School Systems	69	—	—	69

	557	51	430	1,038

Total	2,906	910	724	4,540

	2013 restated
All figures in £ millions	North America	Core	Growth	Group
Courseware
School Courseware	467	233	167	867
Higher Education Courseware	1,180	138	66	1,384
English Courseware	23	105	83	211

	1,670	476	316	2,462

Assessments
School and Higher Education Assessments	452	375	7	834
Clinical Assessments	150	—	—	150
Professional Certification	221	82	24	327

	823	457	31	1,311

Services
School Services	239	6	79	324
Higher Education Services	167	23	83	273
English Services	22	46	203	271
School Systems	87	—	—	87

	515	75	365	955

Total	3,008	1,008	712	4,728

Notes to the consolidated financial statements continued

2. Segment information continued

The Group operates in the following main geographic areas:

	Sales			Non-current assets
All figures in £ millions	2015	2014 restated	2013 restated	2015	2014
Continuing operations
UK	421	444	476	991	1,056
Other European countries	246	281	299	121	180
US	2,800	2,762	2,852	5,000	5,243
Canada	107	109	128	235	288
Asia Pacific	590	565	588	211	416
Other countries	304	379	385	144	661

Total continuing	4,468	4,540	4,728	6,702	7,844
Discontinued operations
UK	134	170	270	—	—
Other European countries	64	66	116	—	—
US	72	68	430	—	—
Canada	2	1	24	—	—
Asia Pacific	35	34	110	—	—
Other countries	5	4	12	—	—

Total discontinued	312	343	962	—	—

Total	4,780	4,883	5,690	6,702	7,844

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

Notes to the consolidated financial statements continued

3. Discontinued operations

Discontinued operations relate to FT Group, Penguin and Mergermarket. An analysis of the results and cash flows of discontinued operations is as follows:

	2015		2014 restated				2013 restated
All figures in £ millions	FT Group	Total	Penguin	Mergermarket	FT Group	Total	Penguin	Mergermarket	FT Group	Total
Sales	312	312	—	9	334	343	513	108	341	962

Operating profit	48	48	—	2	50	52	28	24	27	79
Finance income/(costs)	—	—	—	—	—	—	1	—	(3)	(2)

Profit before tax	48	48	—	2	50	52	29	24	24	77
Income tax	(8)	(8)	—	(1)	(7)	(8)	(9)	(9)	1	(17)

Profit after tax	40	40	—	1	43	44	20	15	25	60
Profit on disposal of Penguin	—	—	29	—	—	29	202	—	—	202
Attributable tax benefit	—	—	—	—	—	—	15	—	—	15
Profit on disposal of The Economist	473	473	—	—	—	—	—	—	—	—
Profit on disposal of Financial Times	711	711	—	—	—	—	—	—	—	—
Attributable tax expense	(49)	(49)	—	—	—	—	—	—	—	—
Mergermarket transaction costs	—	—	—	—	—	—	—	(8)	—	(8)
Profit on disposal of Mergermarket	—	—	—	244	—	244	—	—	—	—
Attributable tax expense	—	—	—	(46)	—	(46)	—	—	—	—

Profit for the year from discontinued operations	1,175	1,175	29	199	43	271	237	7	25	269

Operating cash flows	31	31	—	2	24	26	36	22	17	75
Investing cash flows	3	3	—	—	(5)	(5)	(6)	(2)	2	(6)
Financing cash flows	—	—	—	—	—	—	(8)	(29)	—	(37)

Total cash flows	34	34	—	2	19	21	22	(9)	19	32

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

Notes to the consolidated financial statements continued

4. Operating expenses

All figures in £ millions	2015	2014 restated	2013 restated
By function:
Cost of goods sold	1,981	2,021	2,123
Operating expenses
Distribution costs	80	84	88
Selling, marketing and product development costs	895	931	995
Administrative and other expenses	1,195	1,168	1,056
Restructuring costs	35	64	162
Other net gains and losses	(13)	(2)	16
Other income	(98)	(120)	(115)

Total net operating expenses	2,094	2,125	2,202

Impairment of intangible assets	849	77	—

Total	4,924	4,223	4,325

Included in other income is service fee income from Penguin Random House of £16m (2014: £41m, 2013: £28m). Included in administrative and other expenses are research and efficacy costs of £33m (2014: £22m, 2013: £5m). In addition to the restructuring costs shown above there were restructuring costs in Penguin Random House of £12m (2014: £19m, 2013: £nil) and in discontinued operations of £nil (2014: £1m, 2013: £14m).

All figures in £ millions	Notes	2015	2014 restated	2013 restated
By nature:
Royalties expensed		249	242	256
Other product costs		566	620	663
Employee benefit expense	5	1,742	1,832	1,938
Contract labour		182	183	190
Employee related expense		127	136	167
Promotional costs		163	149	148
Depreciation of property, plant and equipment	10	69	67	73
Amortisation of intangible assets – pre-publication	20	281	292	308
Amortisation of intangible assets – software	11	61	51	48
Amortisation of intangible assets – other	11	199	184	163
Impairment of intangible assets	11	849	77	—
Property and facilities		219	204	213
Technology and communications		153	123	88
Professional and outsourced services		262	253	245
Other general and administrative costs		132	121	104
Capitalised costs		(219)	(195)	(193)
Acquisition costs		—	6	12
Other net gains and losses		(13)	(2)	16
Other income		(98)	(120)	(114)

Total		4,924	4,223	4,325

Included in other net gains and losses within continuing operations in 2015 in the North America segment is the profit on disposal of PowerSchool of £30m, net of small losses on other investments. In the Core segment the loss on disposal relates to adjustments to prior year disposals.

Notes to the consolidated financial statements continued

4. Operating expenses continued

Included in other net gains and losses in continuing operations in 2014 are gains on the sale of joint venture interests in Safari Books Online and CourseSmart (£40m) and a loss on disposal of an investment in Nook Media (£38m).

Included in other net gains and losses in 2013 is a loss on the disposal of the Japanese school and local publishing assets.

During the year the Group obtained the following services from the Group’s auditors:

All figures in £ millions	2015	2014	2013
The audit of parent company and consolidated financial statements	4	5	4
The audit of the company’s subsidiaries	2	2	2

Total audit fees	6	7	6
Other assurance services	2	1	1
Other non-audit services	1	—	—

Total other services	3	1	1
Tax compliance services	1	1	2
Tax advisory services	—	—	2

Total tax services	1	1	4

Total non-audit services	4	2	5

Total	10	9	11

Reconciliation between audit and non-audit service fees is shown below:

All figures in £ millions	2015	2014	2013
Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	6	7	6
Non-audit fees	4	2	5

Total	10	9	11

Fees for attestation under section 404 of the Sarbanes-Oxley Act are allocated between fees payable for the audits of consolidated and subsidiary accounts.

Included in non-audit fees in 2015 are amounts related to carve out audits for disposals of £1m.

5. Employee information

All figures in £ millions	Notes	2015	2014 restated	2013 restated
Employee benefit expense
Wages and salaries (including termination benefits and restructuring costs)		1,507	1,607	1,697
Social security costs		124	122	124
Share-based payment costs	26	26	32	37
Retirement benefits – defined contribution plans	25	66	61	58
Retirement benefits – defined benefit plans	25	19	21	22
Other post-retirement benefits	25	—	(11)	—

Total		1,742	1,832	1,938

Notes to the consolidated financial statements continued

5. Employee information continued

The details of the emoluments of the directors of Pearson plc are shown in the report on directors’ remuneration.

Average number employed	2015	2014 restated	2013 restated
Employee numbers
North America	19,951	20,927	21,856
Core	5,936	6,139	7,075
Growth	11,114	11,406	10,768
Other	264	182	187

Continuing operations	37,265	38,654	39,886

The employee benefit expense relating to discontinued operations was £132m (2014: £151m, 2013: £330m) and the average number employed was 2,282 (2014: 2,295, 2013: 5,821).

6. Net finance costs

All figures in £ millions	Notes	2015	2014 restated	2013 restated
Interest payable		(61)	(81)	(81)
Net finance costs in respect of retirement benefits		—	—	(3)
Net foreign exchange losses		(36)	(53)	—
Finance cost of put options, deferred consideration associated with acquisitions and other interest charges related to transactions		—	—	(9)
Derivatives not in hedging relationships		(3)	(6)	(17)

Finance costs		(100)	(140)	(110)

Interest receivable		15	17	10
Net finance income in respect of retirement benefits	25	4	1	—
Net foreign exchange gains		43	17	22
Financial instruments in a hedging relationship		—	—	1
Derivatives not in hedging relationships		9	12	4

Finance income		71	47	37

Net finance costs		(29)	(93)	(73)

Analysed as:
Net interest payable		(46)	(64)	(71)
Other net finance income/(costs)		17	(29)	(2)

Total net finance costs		(29)	(93)	(73)

Included in interest receivable is £1m (2014: £1m, 2013: £nil) of interest receivable from related parties. There was a net movement of £nil on fair value hedges in 2015 (2014: £nil, 2013: net gain of £1m), comprising a gain of £22m (2014: loss of £27m, 2013: gain of £95m) on the underlying bonds, offset by a loss of £22m (2014: gain of £27m, 2013: loss of £94m) on the related derivative financial instruments.

Notes to the consolidated financial statements continued

7. Income tax

All figures in £ millions	Notes	2015	2014 restated	2013 restated
Current tax
Charge in respect of current year		(155)	(96)	(130)
Adjustments in respect of prior years		42	30	(7)

Total current tax charge		(113)	(66)	(137)

Deferred tax
In respect of temporary differences		185	8	14
Other adjustments in respect of prior years		9	2	35

Total deferred tax credit	13	194	10	49

Total tax credit/(charge)		81	(56)	(88)

The adjustments in respect of prior years in 2015, 2014 and 2013 mainly relate to changes in estimates arising from uncertain tax positions following agreement of historical tax positions.

The tax on the Group’s (loss)/profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

All figures in £ millions	2015	2014 restated	2013 restated
(Loss)/profit before tax	(433)	255	358
Tax calculated at UK rate (2015: 20.25%, 2014: 21.5%)	88	(55)	(84)
Effect of overseas tax rates	52	(10)	(13)
Joint venture and associate income reported net of tax	10	7	7
Net expense not subject to tax	(66)	(11)	(14)
Gains and losses on sale of businesses not subject to tax	(32)	—	(6)
Unutilised tax losses	(22)	(19)	(7)
Utilisation of previously unrecognised tax losses and credits	—	—	1
Adjustments in respect of prior years	51	32	28

Total tax credit/(charge)	81	(56)	(88)

UK	(25)	—	(14)
Overseas	106	(56)	(74)

Total tax credit/(charge)	81	(56)	(88)

Tax rate reflected in earnings	18.7%	22.0%	24.6%

The tax (charge)/benefit recognised in other comprehensive income is as follows:

All figures in £ millions	2015	2014	2013
Net exchange differences on translation of foreign operations	5	(6)	6
Remeasurement of retirement benefit obligations	(24)	(1)	(23)

	(19)	(7)	(17)

A tax charge of £1m (2014: tax charge £3m, 2013: tax charge £nil) relating to share-based payments has been recognised directly in equity.

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

All figures in £ millions	Notes	2015	2014 restated	2013 restated
(Loss)/profit for the year from continuing operations		(352)	199	270
Non-controlling interest		—	1	(1)

Earnings from continuing operations		(352)	200	269
Profit for the year from discontinued operations	3	1,175	271	269

Earnings		823	471	538

Weighted average number of shares (millions)		813.3	810.9	807.8
Effect of dilutive share options (millions)		—	1.0	1.1
Weighted average number of shares (millions) for diluted earnings		813.3	811.9	808.9

Earnings per share from continuing and discontinued operations
Basic		101.2p	58.1p	66.6p
Diluted		101.2p	58.0p	66.5p

(Loss)/earnings per share from continuing operations
Basic		(43.3)p	24.7p	33.3p
Diluted		(43.3)p	24.6p	33.3p

Earnings per share from discontinued operations
Basic		144.5p	33.4p	33.3p
Diluted		144.5p	33.4p	33.3p

9. Dividends

All figures in £ millions	2015	2014	2013
Final paid in respect of prior year 34.0p (2014: 32.0p, 2013: 30.0p)	277	259	242
Interim paid in respect of current year 18.0p (2014: 17.0p, 2013: 16.0p)	146	138	130

	423	397	372

The directors are proposing a final dividend in respect of the financial year ended 31 December 2015 of 34.0p per share which will absorb an estimated £277m of shareholders’ funds. It will be paid on 6 May 2016 to shareholders who are on the register of members on 8 April 2016. These financial statements do not reflect this dividend.

Notes to the consolidated financial statements continued

10. Property, plant and equipment

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Cost
At 1 January 2014	375	568	32	975
Exchange differences	11	17	—	28
Additions	10	58	19	87
Disposals	(9)	(46)	(2)	(57)
Acquisition through business combination	—	2	—	2
Disposal through business disposal	—	(1)	—	(1)
Reclassifications	1	3	(4)	—
Transfer to software	—	—	(16)	(16)

At 31 December 2014	388	601	29	1,018

Exchange differences	8	10	1	19
Additions	15	42	25	82
Disposals	(20)	(86)	—	(106)
Acquisition through business combination	—	—	—	—
Disposal through business disposal	(48)	(76)	—	(124)
Reclassifications	16	17	(33)	—

At 31 December 2015	359	508	22	889

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Depreciation
At 1 January 2014	(210)	(423)	—	(633)
Exchange differences	(7)	(15)	—	(22)
Charge for the year	(23)	(51)	—	(74)
Disposals	9	36	—	45

At 31 December 2014	(231)	(453)	—	(684)

Exchange differences	(5)	(12)	—	(17)
Charge for the year	(22)	(53)	—	(75)
Disposals	18	82	—	100
Disposal through business disposal	48	59	—	107

At 31 December 2015	(192)	(377)	—	(569)

Carrying amounts
At 1 January 2014	165	145	32	342
At 31 December 2014	157	148	29	334

At 31 December 2015	167	131	22	320

Depreciation expense of £19m (2014: £16m, 2013: £24m) has been included in the income statement in cost of goods sold and £50m (2014: £51m, 2013: £49m) in operating expenses. In 2015 £6m (2014: £7m, 2013: £9m) relates to discontinued operations.

The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £8m (2014: £13m).

Notes to the consolidated financial statements continued

11. Intangible assets

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Cost
At 1 January 2014	4,666	469	855	237	198	398	6,823
Exchange differences	198	17	34	5	—	14	268
Impairment	(67)	—	—	—	—	—	(67)
Additions – internal development	—	54	—	—	—	—	54
Additions – purchased	—	53	—	—	—	—	53
Disposals	—	(7)	—	—	—	—	(7)
Acquisition through business combination	238	—	5	69	—	186	498
Disposal through business disposal	(5)	(5)	—	(3)	(1)	—	(14)
Transfer from PPE	—	16	—	—	—	—	16

At 31 December 2014	5,030	597	894	308	197	598	7,624

Exchange differences	105	17	25	(17)	(7)	(40)	83
Impairment	(826)	—	—	—	—	—	(826)
Additions – internal development	—	125	—	—	—	—	125
Additions – purchased	—	36	—	—	—	—	36
Disposals	—	(18)	—	(4)	(10)	(29)	(61)
Acquisition through business combination	—	—	—	—	—	1	1
Disposal through business disposal	(175)	(138)	(59)	(6)	—	(21)	(399)

At 31 December 2015	4,134	619	860	281	180	509	6,583

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Amortisation
At 1 January 2014	—	(316)	(249)	(93)	(148)	(216)	(1,022)
Exchange differences	—	(13)	(11)	(3)	—	(12)	(39)
Impairment	—	—	(6)	(2)	—	(2)	(10)
Charge for the year	—	(63)	(83)	(25)	(12)	(67)	(250)
Disposals	—	5	—	—	—	—	5
Disposal through business disposal	—	1	—	1	—	—	2

At 31 December 2014	—	(386)	(349)	(122)	(160)	(297)	(1,314)

Exchange differences	—	(14)	(8)	1	6	(6)	(21)
Impairment	—	—	(13)	(1)	(9)	—	(23)
Charge for the year	—	(74)	(99)	(40)	(10)	(53)	(276)
Disposals		18	—	4	10	29	61
Disposal through business disposal	—	99	39	3	—	13	154

At 31 December 2015	—	(357)	(430)	(155)	(163)	(314)	(1,419)

Carrying amounts
At 1 January 2014	4,666	153	606	144	50	182	5,801
At 31 December 2014	5,030	211	545	186	37	301	6,310

At 31 December 2015	4,134	262	430	126	17	195	5,164

Notes to the consolidated financial statements continued

11. Intangible assets continued

Goodwill

The goodwill carrying value of £4,134m relates to acquisitions completed after 1 January 1998. Prior to 1 January 1998 all goodwill was written off to reserves on the date of acquisition. For acquisitions completed between 1 January 1998 and 31 December 2002 no value was ascribed to intangibles other than goodwill and the goodwill on each acquisition was amortised over a period of up to 20 years. On adoption of IFRS on 1 January 2003, the Group chose not to restate the goodwill balance and at that date the balance was frozen (i.e. amortisation ceased). If goodwill had been restated then a significant value would have been ascribed to other intangible assets, which would be subject to amortisation, and the carrying value of goodwill would be significantly lower. For acquisitions completed after 1 January 2003 value has been ascribed to other intangible assets which are amortised.

Other intangible assets

Other intangibles acquired include content, technology and software rights.

Intangible assets are valued separately for each acquisition and the primary method of valuation used is the discounted cash flow method. The majority of acquired intangibles are amortised using an amortisation profile based on the projected cash flows underlying the acquisition date valuation of the intangible asset, which generally results in a larger proportion of amortisation being recognised in the early years of the asset’s life. The Group keeps the expected pattern of consumption under review.

Amortisation of £13m (2014: £12m, 2013: £15m) is included in the income statement in cost of goods sold and £248m (2014: £222m, 2013: £196m) in operating expenses. In 2015, £16m (2014: £15m, 2013: £16m) of amortisation relates to discontinued operations.

The range of useful economic lives for each major class of intangible asset (excluding goodwill and software) is shown below:

2015
Class of intangible asset	Useful economic life
Acquired customer lists, contracts and relationships	3–20 years
Acquired trademarks and brands	2–20 years
Acquired publishing rights	5–20 years
Other intangibles acquired	2–20 years

The expected amortisation profile of acquired intangible assets is shown below:

	2015
All figures in £ millions	One to five years	Six to ten years	More than ten years	Total
Class of intangible asset
Acquired customer lists, contracts and relationships	268	122	40	430
Acquired trademarks and brands	56	47	23	126
Acquired publishing rights	15	2	—	17
Other intangibles acquired	146	43	6	195

Notes to the consolidated financial statements continued

11. Intangible assets continued

Impairment tests for cash-generating units (CGUs) containing goodwill

Impairment tests have been carried out where appropriate as described below.

Following a reorganisation of the business effective 1 January 2014 goodwill was allocated to CGUs, or an aggregation of CGUs, where goodwill could not be reasonably allocated to individual business units. Impairment reviews were conducted on these CGUs. The carrying value of the goodwill in each of the CGUs, after the impact of impairments, is summarised below:

All figures in £ millions	2015	2014
North America	3,155	3,422
Core	635	618
Growth (includes Brazil, China, India and South Africa)	—	612
Pearson VUE	344	327
Financial Times Group	—	51

Total	4,134	5,030

The recoverable amount of each aggregated cash generating unit (CGU) is based on fair value less costs of disposal or value in use calculations as appropriate. Goodwill is tested at least annually for impairment. Other than goodwill there are no intangible assets with indefinite lives. The goodwill is generally denominated in the currency of the relevant cash flows and therefore the impairment review is not materially sensitive to exchange rate fluctuations.

Following significant economic and market deterioration in the Group’s operations in emerging markets and ongoing cyclical and policy-related pressures in the Group’s mature market operations, management’s expectations of future returns were revised down in the course of 2015. It was determined during the impairment review that the fair value less costs of disposal of the Growth, North America and Core CGUs no longer supported the carrying value of the goodwill. An impairment of £507m was booked in respect of the Group’s Growth operations, representing impairments of £269m in the Brazil CGU, £181m in the China CGU, £48m in the South Africa CGU and £9m in the Other Growth CGU, thereby bringing the carrying value of goodwill in those CGUs down to £nil. Impairments of £10m and £13m were also booked in respect of other acquired intangibles in the South Africa and Other Growth CGUs respectively, bringing their carrying value down to £nil. Impairments of £282m and £37m were also booked in respect of the North America and Core CGUs respectively, bringing the carrying value of the goodwill in those CGUs down to fair value less costs of disposal. Fair value less costs of disposal was determined using post-tax discount rates of 17.4% for Brazil, 11.0% for China, 13.6% for South Africa, 12.8% for Other Growth, 8.6% for North America and 8.7% for Core. Following the above impairments, the recoverable amounts of the Growth, North America and Core CGUs are £350m, £4,750m and £926m respectively.

Key assumptions

For the purpose of estimating the fair value less costs of disposal of the CGUs, management has used an income approach based on present value techniques. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period, management’s best estimate about future developments and market assumptions. The fair value less costs of disposal measurement is categorised as Level 3 on the fair value hierarchy. The key assumptions used by management in the fair value less costs of disposal calculations were:

Discount rates The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific

Notes to the consolidated financial statements continued

11. Intangible assets continued

Key assumptions continued

CGU. The average post-tax discount rates range from 7.2% to 17.4%. Discount rates are lower for those businesses which operate in more mature markets with low inflation and higher for those operating in emerging markets with higher inflation.

Perpetuity growth rates A perpetuity growth rate of 2.0% (2014: 2.0%) was used for cash flows subsequent to the approved budget period for CGUs operating in mature markets. This perpetuity growth rate is a conservative rate and is considered to be lower than the long-term historical growth rates of the underlying territories in which the CGU operates and the long-term growth rate prospects of the sectors in which the CGU operates. CGU growth rates between 5.0% and 8.5% were used for cash flows subsequent to the approved budget period for CGUs operating in emerging markets with high inflation. These growth rates are also below the long-term historical growth rates in these markets.

The key assumptions used by management in setting the financial budgets for the initial five-year period were as follows:

Forecast sales growth rates Forecast sales growth rates are based on past experience adjusted for the strategic direction and near-term investment priorities within each CGU. Key factors include USA and UK college enrolment rates, assessment growth rates, the success of new product launches, growth rates and economic conditions in emerging markets and the rate of growth in new services businesses. The five-year sales forecasts use average nominal growth rates between 1.1% and 1.6% for mature markets and between 0.1% and 5.6% for emerging markets with high inflation.

Operating profits Operating profits are forecast based on historical experience of operating margins, adjusted for the impact of changes to product costs and cost saving initiatives, including the impact of the global restructuring programme planned in 2016.

Cash conversion Cash conversion is the ratio of operating cash flow to operating profit. Management forecasts cash conversion rates based on historical experience, adjusted for the impact of product investment priorities and the shift to digital and service based business.

Sensitivities

The Group’s impairment review is sensitive to a change in assumptions used, most notably the discount rates and the perpetuity growth rates. As the carrying value of goodwill in the Growth market CGUs has been written down to £nil, the value of other intangible assets in Brazil and China is sensitive to any increase in discount rates or reduction in perpetuity growth rates. In the North America and Core CGUs goodwill has been written down to fair value less costs of disposal and any further increase in discount rates or reduction in perpetuity growth rates would give rise to further impairment. A 0.1% increase in discount rates would cause the fair value less costs of disposal of the Brazil, China, North America and Core CGUs to reduce by £3m, £5m, £120m and £25m respectively. A 0.1% reduction in perpetuity growth rates would cause the fair value less costs of disposal of the Brazil, China, North America and Core CGUs to reduce by £2m, £5m, £100m and £21m respectively. All CGUs which have been written down to fair value less costs of disposal are highly sensitive to any reductions in short-term cash flows, whether driven by lower sales growth, lower operating profits or lower cash conversion. A 5% reduction in total annual operating profits, spread evenly across all CGUs, would give rise to an impairment of £29m in the Growth CGUs, £241m in the North America CGU and £62m in the Core CGU.

Notes to the consolidated financial statements continued

11. Intangible assets continued

2014 impairment tests

In 2014 following deterioration in the market conditions for the Group’s online tutoring business based in India, it was determined in the course of the impairment review that the value in use of the India CGU no longer supported the carrying value of the goodwill in that CGU. An impairment of £67m was booked, thereby bringing the carrying value of goodwill in the India CGU down to £nil. An impairment of £10m was also booked in respect of other acquired intangibles in that CGU, bringing their carrying value to £nil. The India CGU incorporates all the Group’s trading operations in India. A pre-tax discount rate of 13.6% was used to determine the value in use of the India CGU. No previous assessment had been made of the value in use of that CGU as the Group’s India operations, prior to the 1 January 2014 reorganisation, were previously part of a larger Emerging Markets aggregated CGU.

12. Investments in joint ventures and associates

The amounts recognised in the balance sheet are as follows:

All figures in £ millions	2015	2014
Associates	1,099	1,105
Joint ventures	4	13

Total	1,103	1,118

The amounts recognised in the income statement are as follows:

All figures in £ millions	2015	2014
Associates	72	54
Joint ventures	(4)	(3)

Total	68	51

Included within the 2015 results are discontinued operations consisting of £17m profit from associates (2014: £21m profit) and £1m loss from joint ventures (2014: £1m loss). For further information on discontinued operations and the profit on sale of associates and joint ventures, see notes 3 and 31.

Investment in associates

On 16 October 2015, the Group sold 39% of its 50% stake in The Economist (see note 31 for further information). As at 31 December 2015, the Group holds an 11% stake in The Economist which has been classified as an ‘Other financial asset’ (see note 15).

The Group has the following material associates:

	Principal place of business	Ownership interest	Nature of relationship	Measurement method
Penguin Random House Ltd	UK/Global	47%	See below	Equity
Penguin Random House LLC	US	47%	See below	Equity

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

Investment in associates continued

protection rights for Pearson as the minority shareholder, including rights to dividends. Management considers ownership percentage, board composition and the additional protective rights, and exercises judgement to determine that Pearson has significant influence over Penguin Random House and Bertelsmann has the power to direct the relevant activities and therefore control. Penguin Random House does not have a quoted market price.

The summarised financial information of the material associates is detailed below:

	2015		2014
All figures in £ millions	Penguin Random House	The Economist	Penguin Random House	The Economist
Assets
Current assets	1,354	—	1,355	110
Non-current assets	1,244	—	1,429	166
Liabilities
Current liabilities	(1,034)	—	(1,113)	(190)
Non-current liabilities	(358)	—	(424)	(86)

Net assets	1,206	—	1,247	—

Sales	2,453	276	2,416	320

Profit from continuing operations	136	—	74	—
Profit from discontinued operations	—	34	—	42
Other comprehensive income/(expense)	51	—	42	(20)

Total comprehensive income	187	34	116	22

Dividends received from associate	142	20	95	21

The information above reflects the amounts presented in the financial statements of the associates, adjusted for fair value and similar adjustments. Amounts presented for The Economist cover the period up until the date of the partial disposal. The tax on Penguin Random House LLC is settled by the partners. For the purposes of clear and consistent presentation, the tax has been shown in the associate line items in the consolidated income statement and consolidated balance sheet, recording the Group’s share of profit after tax consistently for the Penguin Random House associates.

Notes to the consolidated financial statements continued

12. Investments in joint ventures and associates continued

Investment in associates continued

A reconciliation of the summarised financial information to the carrying value of the material associates is shown below:

	2015		2014
All figures in £ millions	Penguin Random House	The Economist	Penguin Random House	The Economist
Opening net assets	1,247	—	1,232	16
Exchange differences	(1)	—	(1)	—
Profit for the period	136	34	74	42
Other comprehensive income/(expense)	51	—	42	(20)
Dividends, net of tax paid	(229)	(40)	(100)	(42)
Additions	2	—	—	—
Distribution from associate in excess of carrying value	—	—	—	4
Reversal of distribution from associate in excess of carrying value	—	(3)	—	—
Disposal	—	9	—	—

Closing net assets	1,206	—	1,247	—
Share of net assets	567	—	586	—
Goodwill	526	—	509	—

Carrying value of associate	1,093	—	1,095	—

Information on other individually immaterial associates is detailed below:

All figures in £ millions	2015	2014
Loss from continuing operations	(9)	(2)
Other comprehensive income	—	—

Total comprehensive expense	(9)	(2)

Transactions with material associates

The Group has loans to Penguin Random House which are unsecured and interest is calculated based on market rates. The amount outstanding at 31 December 2015 was £47m (2014: £54m). The loans are provided under a working capital facility and fluctuate during the year. The loan outstanding at 31 December 2015 was repaid in its entirety in January 2016.

The Group also has a current asset receivable of £27m (2014: £41m) from Penguin Random House arising from the provision of services. Included in other income (note 4) is £16m (2014: £41m) of service fees.

Investment in joint ventures

Information on joint ventures, all of which are individually immaterial, is detailed below:

All figures in £ millions	2015	2014
Loss from continuing operations	(3)	(3)
Loss from discontinued operations	(1)	—
Other comprehensive income	—	—

Total comprehensive expense	(4)	(3)

Notes to the consolidated financial statements continued

13. Deferred income tax

All figures in £ millions	2015	2014
Deferred income tax assets	276	295
Deferred income tax liabilities	(560)	(714)

Net deferred income tax	(284)	(419)

Substantially all of the deferred income tax assets are expected to be recovered after more than one year.

Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. At 31 December 2015 the Group has unrecognised deferred income tax assets of £nil (2014: £4m) in respect of UK losses, £11m (2014: £14m) in respect of US losses and approximately £70m (2014: £44m) in respect of losses in other territories. The US losses relate to state taxes and therefore have expiry periods of between five and 20 years.

The recognition of the deferred income tax assets is supported by management’s forecasts of the future profitability of the relevant business units.

The movement on the net deferred income tax account is as follows:

All figures in £ millions	Notes	2015	2014
At beginning of year		(419)	(362)
Exchange differences		(26)	(22)
Income statement benefit	7	196	10
Disposal through business disposal		1	(1)
Tax charge to other comprehensive income or equity		(36)	(18)
Transfer to current tax		—	(26)

At end of year		(284)	(419)

Included in the income statement above for 2015 is a £2m benefit (2014: £nil) relating to discontinued operations.

The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Trading losses	Returns provisions	Retirement benefit obligations	Other	Total
Deferred income tax assets
At 1 January 2014	15	39	42	154	250
Exchange differences	1	2	4	5	12
Acquisition through business combination	2	—	—	—	2
Income statement benefit	10	3	7	35	55
Tax benefit/(charge) to other comprehensive income or equity	—	—	10	(7)	3
Transfer to current tax	—	—	—	(26)	(26)
Disposal through business disposal	—	—	(1)	—	(1)

At 31 December 2014	28	44	62	161	295

Exchange differences	5	3	4	9	21
Income statement charge	(14)	(4)	(3)	(15)	(36)
Tax charge to other comprehensive income or equity	—	—	(4)	—	(4)

At 31 December 2015	19	43	59	155	276

Notes to the consolidated financial statements continued

13. Deferred income tax continued

Other deferred income tax assets include temporary differences on goodwill, deferred income, share-based payments, inventory and other provisions.

All figures in £ millions	Goodwill and intangibles	Other	Total
Deferred income tax liabilities
At 1 January 2014	(584)	(28)	(612)
Exchange differences	(30)	(4)	(34)
Acquisition through business combination	(2)	—	(2)
Income statement benefit/(charge)	18	(63)	(45)
Tax charge to other comprehensive income or equity	—	(21)	(21)

At 31 December 2014	(598)	(116)	(714)

Exchange differences	(41)	(6)	(47)
Income statement benefit	180	52	232
Disposal through business disposal	1	—	1
Tax charge to other comprehensive income or equity	—	(32)	(32)

At 31 December 2015	(458)	(102)	(560)

Other deferred income tax liabilities include temporary differences in respect of depreciation and royalty advances.

14. Classification of financial instruments

The accounting classification of each class of the Group’s financial assets and financial liabilities, together with their carrying values and market values, is as follows:

		2015
		Fair value				Amortised cost
All figures in £ millions	Notes	Available for sale	Derivatives deemed held for trading	Derivatives in hedging relationships	Other liabilities	Loans and receivables	Other liabilities	Total carrying value	Total market value
Investments in listed securities	15	—	—	—	—	—	—	—	—
Investments in unlisted securities	15	143	—	—	—	—	—	143	143
Cash and cash equivalents	17	—	—	—	—	1,703	—	1,703	1,703
Marketable securities		28	—	—	—	—	—	28	28
Derivative financial instruments	16	—	29	81	—	—	—	110	110
Trade receivables	22	—	—	—	—	963	—	963	963

Total financial assets		171	29	81	—	2,666	—	2,947	2,947

Derivative financial instruments	16	—	(36)	(129)	—	—	—	(165)	(165)
Trade payables	24	—	—	—	—	—	(319)	(319)	(319)
Bank loans and overdrafts	18	—	—	—	—	—	(38)	(38)	(38)
Borrowings due within one year	18	—	—	—	—	—	(244)	(244)	(244)
Borrowings due after more than one year	18	—	—	—	—	—	(2,048)	(2,048)	(2,009)

Total financial liabilities		—	(36)	(129)	—	—	(2,649)	(2,814)	(2,775)

Notes to the consolidated financial statements continued

14. Classification of financial instruments continued

		2014
		Fair value				Amortised cost
All figures in £ millions	Notes	Available for sale	Derivatives deemed held for trading	Derivatives in hedging relationships	Other liabilities	Loans and receivables	Other liabilities	Total carrying value	Total market value
Investments in listed securities	15	9	—	—	—	—	—	9	9
Investments in unlisted securities	15	45	—	—	—	—	—	45	45
Cash and cash equivalents	17	—	—	—	—	530	—	530	530
Marketable securities		16	—	—	—	—	—	16	16
Derivative financial instruments	16	—	6	108	—	—	—	114	114
Trade receivables	22	—	—	—	—	989	—	989	989

Total financial assets		70	6	108	—	1,519	—	1,703	1,703

Derivative financial instruments	16	—	(33)	(41)	—	—	—	(74)	(74)
Trade payables	24	—	—	—	—	—	(329)	(329)	(329)
Bank loans and overdrafts	18	—	—	—	—	—	(42)	(42)	(42)
Borrowings due within one year	18	—	—	—	—	—	(305)	(305)	(319)
Borrowings due after more than one year	18	—	—	—	—	—	(1,878)	(1,878)	(1,888)

Total financial liabilities		—	(33)	(41)	—	—	(2,554)	(2,628)	(2,652)

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

Notes to the consolidated financial statements continued

15. Other financial assets

All figures in £ millions	2015	2014
At beginning of year	54	94
Exchange differences	3	6
Acquisition of investments	101	12
Disposal of investments	(15)	(58)

At end of year	143	54

Other financial assets comprise listed securities of £nil (2014: £9m) and unlisted securities of £143m (2014: £45m).

Acquisition of investments includes the remaining 11% stake in The Economist, see note 31 for further information.

16. Derivative financial instruments

The Group’s approach to the management of financial risks is set out in note 19. The Group’s outstanding derivative financial instruments are as follows:

	2015			2014
All figures in £ millions	Gross notional amounts	Assets	Liabilities	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	1,952	70	(10)	1,607	84	(5)
Interest rate derivatives – not in a hedge relationship	848	—	(6)	673	—	(7)
Cross-currency rate derivatives – in a hedge relationship	1,879	10	(119)	889	24	(36)
Cross-currency rate derivatives – not in a hedge relationship	120	30	(30)	451	6	(26)

Total	4,799	110	(165)	3,620	114	(74)

Analysed as expiring:
In less than one year	324	32	(29)	200	24	(1)
Later than one year and not later than five years	1,255	44	(4)	1,386	67	(8)
Later than five years	3,220	34	(132)	2,034	23	(65)

Total	4,799	110	(165)	3,620	114	(74)

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

At the end of 2015, the currency split of the mark-to-market values of rate derivatives, including the exchange of principal on cross-currency rate derivatives, was US dollar £(917)m, sterling £102m, euro £759m and Brazilian real £nil (2014: US dollar £(607)m, sterling £214m, euro £430m and Brazilian real £4m).

The fixed interest rates on outstanding rate derivative contracts at the end of 2015 range from 1.10% to 14.48% (2014: 1.10% to 14.48%) and the floating rates are based on LIBOR in US dollar, euro and sterling.

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

Derivative financial assets and liabilities subject to offsetting arrangements are as follows:

	2015			2014
All figures in £ millions	Gross derivative assets	Gross derivative liabilities	Net derivative assets/ liabilities	Gross derivative assets	Gross derivative liabilities	Net derivative assets/ liabilities
Counterparties in an asset position	50	(22)	28	94	(28)	66
Counterparties in a liability position	60	(143)	(83)	20	(46)	(26)

Total as presented in the balance sheet	110	(165)	(55)	114	(74)	40

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

17. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2015	2014
Cash at bank and in hand	627	483
Short-term bank deposits	1,076	47

	1,703	530

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2015 the currency split of cash and cash equivalents was US dollar 23% (2014: 18%), sterling 57% (2014: 13%), euro 2% (2014: 3%), renminbi 8% (2014: 28%) and other 10% (2014: 38%).

Cash and cash equivalents have fair values that approximate to their carrying value due to their short-term nature. Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2015	2014
Cash and cash equivalents – continuing operations	1,703	530
Bank overdrafts – continuing operations	(32)	(19)

	1,671	511

Notes to the consolidated financial statements continued

17. Cash and cash equivalents (excluding overdrafts) continued

The Group has the following cash pooling arrangements in US dollars, sterling, euro and canadian dollars where both the company and the bank have a legal right of offset.

	2015			2014
All figures in £ millions	Offset asset	Offset liability	Net offset asset	Offset asset	Offset liability	Net offset asset
US dollars	446	(442)	4	267	(266)	1
Sterling	290	(289)	1	430	(427)	3
Euro	5	(3)	2	9	(8)	1
Canadian dollars	36	(10)	26	10	—	10

Total for continuing operations as presented in the balance sheet			33			15

Offset arrangements in respect of derivatives are shown in note 16.

18. Financial liabilities – borrowings

The Group’s current and non-current borrowings are as follows:

All figures in £ millions	2015	2014
Non-current
4.0% US dollar notes 2016 (nominal amount $350m)	—	231
6.25% Global dollar bonds 2018 (nominal amount $550m)	403	390
4.625% US dollar notes 2018 (nominal amount $300m)	218	210
1.875% Euro notes 2021 (nominal amount €500m)	386	408
3.75% US dollar notes 2022 (nominal amount $500m)	342	319
3.25% US dollar notes 2023 (nominal amount $500m)	336	315
1.375% Euro notes 2025 (nominal amount €500m)	359	—
Bank loans and overdrafts	—	5
Finance lease liabilities	4	5

	2,048	1,883

Current
Due within one year or on-demand:
6.0% Sterling bonds 2015 (nominal amount £300m)	—	300
4.0% US dollar notes 2016 (nominal amount $350m)	240	—
Bank loans and overdrafts	38	37
Finance lease liabilities	4	5

	282	342

Total borrowings	2,330	2,225

Included in the non-current borrowings above is £15m of accrued interest (2014: £13m). Included in the current borrowings above is £1m of accrued interest (2014: £1m).

Notes to the consolidated financial statements continued

18. Financial liabilities – borrowings continued

The maturity of the Group’s non-current borrowing is as follows:

All figures in £ millions	2015	2014
Between one and two years	3	239
Between two and five years	622	602
Over five years	1,423	1,042

	2,048	1,883

The carrying amounts and market values of borrowings are as follows:

	2015			2014
All figures in £ millions	Effective interest rate	Carrying value	Market value	Effective interest rate	Carrying value	Market value
Bank loans and overdrafts	n/a	38	38	n/a	42	42
6.0% Sterling bonds 2015	—	—	—	6.27%	300	314
4.0% US dollar notes 2016	4.26%	240	240	4.26%	231	233
6.25% Global dollar bonds 2018	6.46%	403	405	6.46%	390	397
4.625% US dollar notes 2018	4.69%	218	213	4.69%	210	205
1.875% Euro notes 2021	2.04%	386	380	2.04%	408	407
3.75% US dollar notes 2022	3.94%	342	335	3.94%	319	327
3.25% US dollar notes 2023	3.36%	336	322	3.36%	315	314
1.375% Euro notes 2025	1.44%	359	350	n/a	—	—
Finance lease liabilities	n/a	8	8	n/a	10	10

		2,330	2,291		2,225	2,249

The market values stated above are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Group’s borrowings are denominated in the following currencies:

All figures in £ millions	2015	2014
US dollar	1,563	1,491
Sterling	1	303
Euro	759	408
Other	7	23

	2,330	2,225

The Group has the following undrawn capacity on its committed borrowing facilities as at 31 December:

All figures in £ millions	2015	2014
Floating rate
– expiring within one year	—	—
– expiring beyond one year	1,187	1,122

	1,187	1,122

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

The maturity of the Group’s finance lease obligations is as follows:

All figures in £ millions	2015	2014
Finance lease liabilities – minimum lease payments
Not later than one year	4	5
Later than one year and not later than two years	3	3
Later than two years and not later than three years	1	1
Later than three years and not later than four years	—	1
Later than four years and not later than five years	—	—
Later than five years	—	—
Future finance charges on finance leases	—	—

Present value of finance lease liabilities	8	10

The present value of finance lease liabilities is as follows:

All figures in £ millions	2015	2014
Not later than one year	4	5
Later than one year and not later than five years	4	5
Later than five years	—	—

	8	10

The carrying amounts of the Group’s lease obligations approximate their fair value.

19. Financial risk management

The Group’s approach to the management of financial risks together with sensitivity analyses of its financial instruments is set out below.

Treasury policy

The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer-term loans from banks and capital markets. The Group borrows principally in US dollars, euros and sterling, at both floating and fixed rates of interest, using derivative financial instruments (‘derivatives’), where appropriate, to generate the desired currency profile and interest rate basis. The derivatives used for this purpose are principally rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts. The main risks arising from the Group’s financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the board, which are summarised in this note. All the key treasury policies remained unchanged throughout the year, except for revisions to the Group’s bank counterparty risk limits and clarifications in respect of the Group’s approach to compliance with laws and regulations.

Notes to the consolidated financial statements continued

19. Financial risk management continued

Treasury policy continued

The audit committee receives regular reports on the Group’s treasury activities, policies and procedures. The treasury department is not a profit centre and its activities are subject to regular internal audit.

Liquidity and refinancing risk management

The Group’s objective is to secure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group’s policy objective is to maintain the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) to be between three and ten years. At the end of 2015 the average maturity of gross borrowings was 5.1 years (2014: 4.7 years) of which bonds represented 98% (2014: 97%) of these borrowings.

The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. At the year end, the long-term ratings were Baa1 from Moody’s and BBB+ from Standard & Poor’s, and the short-term ratings were P2 and A2 respectively. All of the Group’s credit ratings remained unchanged during the year, although in October 2015, Standard & Poor’s changed the outlook on their long-term rating from ‘Stable’ to ‘Negative’. In February 2016, Moody’s changed Pearson’s long-term rating from Baa1 (negative) to Baa2 (stable). In March 2016, Standard & Poor’s changed Pearson’s long-term rating from BBB+ (Negative) to BBB (Stable). The short-term ratings from Moody’s and Standard & Poor’s remain unchanged at P2 and A2. The Group’s policy is to strive to maintain a rating of Baa1/BBB+ over the long term. The Group also uses a range of ratios to monitor and manage its finances internally. These include interest cover, net debt to operating profit and cash flow to debt measures. The Group also maintains undrawn committed borrowing facilities. At the end of 2015 the committed facilities amounted to $1,750m (£1,187m) and their weighted average maturity was 4.6 years.

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

The Group’s policy objective has continued to be to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt and before certain adjustments for IAS 39) to be hedged (i.e. fixed or capped at the year end) over the next four years, subject to a maximum of 65% and a minimum that starts at 40% and falls by 10% at each year end. At the end of 2015 the fixed to floating hedging ratio, on the above basis, was approximately 90%:10%. The higher than policy ratio is a result of higher cash balances due to divestments in 2015. Our policy is to not close out contracts where we anticipate reverting to compliance with the policy over the longer term. A simultaneous 1% change on 1 January 2016 in the Group’s variable interest rates in US dollar and sterling, taking into account forecast seasonal debt, would have a £6m effect on profit before tax.

The policy described above creates a further group of derivatives, under which the Group is a payer of fixed rates and a receiver of floating rates. The Group’s accounting objective in relation to its use of interest rate derivatives is to minimise the impact on the income statement of changes in the mark-to-market value of its derivative portfolio as a whole. It uses duration calculations to estimate the sensitivity of the derivatives to movements in

Notes to the consolidated financial statements continued

19. Financial risk management continued

Interest rate risk management continued

market rates. The Group also identifies which derivatives are eligible for fair value hedge accounting (which reduces the income statement impact of changes in the market value of a derivative). The Group then balances the total portfolio between hedge-accounted and pooled segments, so that the expected movement on the pooled segment is minimal.

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

Included within year end net debt, the net borrowings/(cash) in the hedging currencies above (taking into account the effect of cross-currency swaps) were: US dollar £1,345m and sterling £(385)m.

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

Notes to the consolidated financial statements continued

19. Financial risk management continued

Analysis of Group debt, including the impact of derivatives

The following tables analyse the Group’s sources of funding and the impact of derivatives on the Group’s debt instruments.

The Group’s net debt position is set out below:

All figures in £ millions	2015	2014
Cash and cash equivalents	1,703	530
Marketable securities	28	16
Derivative financial instruments	(55)	40
Bank loans, overdrafts and loan notes	(38)	(42)
Bonds	(2,284)	(2,173)
Finance lease liabilities	(8)	(10)

Net debt	(654)	(1,639)

The split of net debt between fixed and floating rate, stated after the impact of rate derivatives, is as follows:

All figures in £ millions	2015	2014
Fixed rate	577	597
Floating rate	77	1,042

Total	654	1,639

Gross borrowings, after the impact of cross-currency rate derivatives, analysed by currency are as follows:

All figures in £ millions	2015	2014
US dollar	2,308	2,099
Sterling	1	104
Other	21	22

Total	2,330	2,225

As at 31 December 2015 the exposure of the borrowings of the Group to interest rate changes when the borrowings re-price is as follows:

All figures in £ millions	Less than one year	One to five years	More than five years	Total
Re-pricing profile of borrowings	282	625	1,423	2,330
Effect of rate derivatives	1,449	(33)	(1,416)	—

Total	1,731	592	7	2,330

Notes to the consolidated financial statements continued

19. Financial risk management continued

Analysis of Group debt, including the impact of derivatives continued

The maturity of contracted cash flows associated with the Group’s financial liabilities is as follows:

	2015
All figures in £ millions	USD	GBP	Other	Total
Not later than one year	470	58	73	601
Later than one year and not later than five years	705	—	—	705
Later than five years	1,578	—	—	1,578

Total	2,753	58	73	2,884

Analysed as:
Bonds	1,745	—	829	2,574
Rate derivatives – inflows	(335)	(858)	(919)	(2,112)
Rate derivatives – outflows	1,155	858	90	2,103
Trade payables	188	58	73	319

Total	2,753	58	73	2,884

	2014
All figures in £ millions	USD	GBP	Other	Total
Not later than one year	398	160	99	657
Later than one year and not later than five years	877	—	—	877
Later than five years	1,126	—	—	1,126

Total	2,401	160	99	2,660

Analysed as:
Bonds	1,711	318	439	2,468
Rate derivatives – inflows	(379)	(656)	(537)	(1,572)
Rate derivatives – outflows	893	444	98	1,435
Trade payables	176	54	99	329

Total	2,401	160	99	2,660

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

	2015				2014
All figures in £ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value
Derivative financial assets	—	110	—	110	—	114	—	114
Marketable securities	—	28	—	28	—	16	—	16
Available for sale financial assets
Investments in listed securities	—	—	—	—	—	9	—	9
Investments in unlisted securities	—	—	143	143	—	—	45	45
Financial liabilities at fair value
Derivative financial liabilities	—	(165)	—	(165)	—	(74)	—	(74)

Total	—	(27)	143	116	—	65	45	110

The following table analyses the movements in level 3 fair value measurements:

	2015	2014
All figures in £ millions	Investments in unlisted securities	Investments in unlisted securities
At beginning of year	45	94
Exchange differences	3	6
Additions	101	3
Fair value movements	—	—
Disposals	(6)	(58)

At end of year	143	45

The fair value of the 11% stake in The Economist is valued by reference to the disposal transaction terms. The fair value of the remaining investments in unlisted securities is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets.

Notes to the consolidated financial statements continued

19. Financial risk management continued

Financial instruments – sensitivity analysis

As at 31 December 2015 the sensitivity of the carrying value of the Group’s financial instruments to fluctuations in interest rates and exchange rates is as follows:

All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling
Investments in listed securities	—	—	—	—	—
Investments in unlisted securities	143	—	—	(4)	5
Cash and cash equivalents	1,703	—	—	(67)	82
Marketable securities	28	—	—	—	—
Derivative financial instruments	(55)	(93)	99	14	(18)
Bonds	(2,284)	97	(103)	208	(254)
Other borrowings	(46)	—	—	5	(6)
Other net financial assets	644	—	—	(57)	68

Total financial instruments	133	4	(4)	99	(123)

The table shows the sensitivities of the fair values of each class of financial instruments to an isolated change in either interest rates or foreign exchange rates. The class ‘Other net financial assets’ comprises trade receivables less trade payables.

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

20. Intangible assets – Pre-publication

All figures in £ millions	2015	2014
Cost
At beginning of year	2,138	1,933
Exchange differences	66	80
Additions	347	358
Disposal through business disposal	(90)	—
Disposals	(260)	(234)
Acquisition through business combination	—	1

At end of year	2,201	2,138

Amortisation
At beginning of year	(1,318)	(1,216)
Exchange differences	(47)	(60)
Charge for the year	(281)	(292)
Disposal through business disposal	26	—
Disposals	260	234
Transfer to receivables	—	16

At end of year	(1,360)	(1,318)

Carrying amounts

At end of year	841	820

Notes to the consolidated financial statements continued

20. Intangible assets – Pre-publication continued

Included in the above are pre-publication assets amounting to £580m (2014: £546m) which will be realised in more than one year.

Amortisation is included in the income statement in cost of goods sold. There was no amortisation within discontinued operations in either year.

Disposal through business disposal amounts relate to the disposal of PowerSchool, see note 31 for further information.

21. Inventories

All figures in £ millions	2015	2014
Raw materials	8	9
Work in progress	8	10
Finished goods	195	205

	211	224

The cost of inventories relating to continuing operations recognised as an expense and included in the income statement in cost of goods sold amounted to £331m (2014: £379m). In 2015, £33m (2014: £38m) of inventory provisions was charged in the income statement. None of the inventory is pledged as security.

22. Trade and other receivables

All figures in £ millions	2015	2014
Current
Trade receivables	938	963
Royalty advances	20	18
Prepayments and accrued income	118	107
Other receivables	208	222

	1,284	1,310

Non-current
Trade receivables	25	26
Royalty advances	13	8
Prepayments and accrued income	43	30
Other receivables	34	18

	115	82

Trade receivables are stated at fair value, net of provisions for bad and doubtful debts and anticipated future sales returns. The movements on the provision for bad and doubtful debts are as follows:

All figures in £ millions	2015	2014
At beginning of year	(73)	(58)
Exchange differences	3	—
Income statement movements	(31)	(21)
Utilised	32	17
Acquisition through business combination	—	(11)
Disposal through business disposal	5	—

At end of year	(64)	(73)

Notes to the consolidated financial statements continued

22. Trade and other receivables continued

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.

The ageing of the Group’s trade receivables is as follows:

All figures in £ millions	2015	2014
Within due date	754	869
Up to three months past due date	253	203
Three to six months past due date	58	40
Six to nine months past due date	19	15
Nine to 12 months past due date	13	15
More than 12 months past due date	16	11

Total trade receivables	1,113	1,153
Less: provision for sales returns	(150)	(164)

Net trade receivables	963	989

The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historical payment profiles. Management believes all the remaining receivable balances are fully recoverable.

23. Provisions for other liabilities and charges

All figures in £ millions	Deferred consideration	Property	Disposals and closures	Legal and other	Total
At 1 January 2015	57	7	20	51	135
Exchange differences	3	—	—	(4)	(1)
Charged to income statement	—	—	—	12	12
Released to income statement	(1)	—	—	(4)	(5)
Disposal through business disposal	—	(1)	—	(1)	(2)
Utilised	(6)	—	—	(20)	(26)

At 31 December 2015	53	6	20	34	113

Analysis of provisions:

	2015
All figures in £ millions	Deferred consideration	Property	Disposals and closures	Legal and other	Total
Current	5	3	15	19	42
Non-current	48	3	5	15	71

	53	6	20	34	113

	2014
Current	7	4	20	22	53
Non-current	50	3	—	29	82

	57	7	20	51	135

Notes to the consolidated financial statements continued

23. Provisions for other liabilities and charges continued

Deferred consideration primarily relates to the formation of a venture in a North America business in 2011. Disposals and closures include liabilities related to the disposal of Penguin. Legal and other includes legal claims, contract disputes and potential contract losses.

24. Trade and other liabilities

All figures in £ millions	2015	2014
Trade payables	319	329
Social security and other taxes	22	21
Accruals	371	501
Deferred income	766	801
Interest payable	19	28
Other liabilities	249	231

	1,746	1,911

Less: non-current portion
Accruals	20	22
Deferred income	262	201
Interest payable	—	19
Other liabilities	74	68

	356	310

Current portion	1,390	1,601

The carrying value of the Group’s trade and other liabilities approximates its fair value.

The deferred income balance comprises principally multi-year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future periods.

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

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Background continued

At 31 December 2015 the UK Group plan has approximately 25,000 members, analysed in the following table:

All figures in %	Active	Deferred	Pensioners	Total
Defined benefit	1	27	34	62
Defined contribution	14	24	—	38

Total	15	51	34	100

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

	2015			2014			2013
All figures in %	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB
Inflation	3.1	2.5	2.5	3.0	2.5	2.5	3.4	2.5	2.5
Rate used to discount plan liabilities	3.7	4.0	4.0	3.6	3.7	3.7	4.4	4.4	4.4
Expected rate of increase in salaries	3.6	3.0	3.0	3.5	3.9	4.0	3.9	3.9	4.0
Expected rate of increase for pensions in payment and deferred pensions	1.9 to 5.10	—	—	1.9 to 5.05	—	—	2.3 to 5.1	—	—
Initial rate of increase in healthcare rate	—	—	7.0	—	—	7.0	—	—	7.5
Ultimate rate of increase in healthcare rate	—	—	5.0	—	—	5.0	—	—	5.0

The UK discount rate is based on corporate bond yields adjusted to reflect the duration of liabilities. The US discount rate is set by reference to a US bond portfolio matching model.

The inflation rate for the UK Group plan of 3.1% reflects the RPI rate. In line with changes to legislation in 2010, certain benefits have been calculated with reference to CPI as the inflationary measure and in these instances a rate of 2.1% has been used.

The expected rate of increase in salaries has been set at 3.6% for 2015 with a short-term assumption of 2.0% for three years.

For the UK plan, the mortality base table assumptions have been derived from the SAPS ‘all pensioners’ tables for males and the SAPS ‘normal health pensioners’ tables for females, adjusted to reflect the observed experience of the plan, with CMI model improvement factors. A 1.5% long-term rate improvement on the CMI model is applied for both males and females.

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Assumptions continued

For the US plans, the mortality table (RP – 2014) and 2014 Improvement scale (MP – 2014) with no adjustments have been adopted from 2014, reflecting the mortality assumption most prevalent in the US.

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK Group plan and US plans is as follows:

	UK		US
All figures in years	2015	2014	2015	2014
Male	23.5	24.4	21.2	21.6
Female	25.6	24.5	23.2	23.8

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

	UK		US
All figures in years	2015	2014	2015	2014
Male	25.5	26.6	22.9	23.3
Female	27.8	26.4	24.9	25.5

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

Financial statement information

The amounts recognised in the income statement are as follows:

	2015
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	20	2	22	74	—	96
Curtailments	(3)	—	(3)	—	—	(3)
Administration expenses	5	—	5	—	—	5

Total operating expense	22	2	24	74	—	98

Interest on plan assets	(98)	(5)	(103)	—	—	(103)
Interest on plan liabilities	90	7	97	—	2	99

Net finance (income)/expense	(8)	2	(6)	—	2	(4)

Net income statement charge	14	4	18	74	2	94

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

Included within the 2015 results are discontinued operations consisting of a £5m charge (2014: £nil, 2013: £7m) relating to defined benefit schemes and a £8m charge (2014: £8m charge, 2013: £14m) relating to defined contribution schemes.

The amounts recognised in the balance sheet are as follows:

	2015				2014
All figures in £ millions	UK Group plan	Other funded plans	Other unfunded plans	Total	UK Group plan	Other funded plans	Other Unfunded plans	Total
Fair value of plan assets	2,803	135	—	2,938	2,714	164	—	2,878
Present value of defined benefit obligation	(2,466)	(157)	(18)	(2,641)	(2,524)	(196)	(23)	(2,743)

Net pension asset/(liability)	337	(22)	(18)	297	190	(32)	(23)	135

Other post-retirement medical benefit obligation				(76)				(81)
Other pension accruals				(23)				(27)

Net retirement benefit asset				198				27

Analysed as:
Retirement benefit assets				337				190
Retirement benefit obligations				(139)				(163)

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

The following gains/(losses) have been recognised in other comprehensive income:

All figures in £ millions	2015	2014	2013
Amounts recognised for defined benefit plans	104	36	70
Amounts recognised for post-retirement medical benefit plans	6	(13)	9

Total recognised in year	110	23	79

The fair value of plan assets comprises the following:

	2015			2014
All figures in %	UK Group plan	Other funded plans	Total	UK Group plan	Other funded plans	Total
Equities	12	2	14	26	2	28
Bonds	8	2	10	42	3	45
Property	9	—	9	9	—	9
Qualifying investment fund	50	—	50	—	—	—
Other	17	—	17	17	1	18

The plan assets do not include any of the Group’s own financial instruments, or any property occupied by the Group.

The table below further disaggregates the UK Group plan assets into additional categories and those assets which have a quoted market price in an active market and those that do not:

	2015		2014
All figures in %	Quoted market price	No quoted market price	Quoted market price	No quoted market price
UK equities	—	1	5	1
Non-UK equities	11	2	20	2
Fixed-interest securities	6	—	19	—
Index-linked securities	4	—	26	—
Property	—	9	—	9
Qualifying investment fund	50	—	—	—
Other	—	17	—	18

Total	71	29	70	30

The liquidity profile of the UK Group plan assets is as follows:

All figures in %	2015	2014
Liquid – call <1 month	73	72
Less liquid – call 1-3 months	2	2
Liquid – call >3 months	25	26

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

	2015			2014
All figures in £ millions	UK Group plan	Other plans	Total	UK Group plan	Other plans	Total
Fair value of plan assets
Opening fair value of plan assets	2,714	164	2,878	2,353	156	2,509
Exchange differences	—	2	2	—	4	4
Interest on plan assets	98	5	103	103	7	110
Return on plans assets excluding interest	(8)	(4)	(12)	286	9	295
Contributions by employer	72	5	77	62	4	66
Contributions by employee	2	—	2	2	—	2
Benefits paid	(95)	(17)	(112)	(92)	(16)	(108)
Transfer	20	(20)	—	—	—	—

Closing fair value of plan assets	2,803	135	2,938	2,714	164	2,878

Present value of defined benefit obligation
Opening defined benefit obligation	(2,524)	(219)	(2,743)	(2,267)	(191)	(2,458)
Exchange differences	—	(3)	(3)	—	(5)	(5)
Current service cost	(20)	(2)	(22)	(20)	(2)	(22)
Administration expenses	(5)	—	(5)	(4)	—	(4)
Curtailments	3	—	3	5	—	5
Interest cost	(90)	(7)	(97)	(98)	(8)	(106)
Actuarial gains/(losses) – experience	107	2	109	11	(1)	10
Actuarial gains/(losses) – demographic	(33)	1	(32)	—	(8)	(8)
Actuarial gains/(losses) – financial	33	6	39	(241)	(20)	(261)
Contributions by employee	(2)	—	(2)	(2)	—	(2)
Transfer	(30)	30	—	—	—	—
Benefits paid	95	17	112	92	16	108

Closing defined benefit obligation	(2,466)	(175)	(2,641)	(2,524)	(219)	(2,743)

The weighted average duration of the defined benefit obligation is 17.1 years for the UK and 8.7 years for the US.

Changes in the value of the US PRMB are as follows:

All figures in £ millions	2015	2014
Opening defined benefit obligation	(81)	(77)
Exchange differences	(3)	(4)
Current service cost	—	(2)
Curtailments	—	13
Interest cost	(2)	(3)
Actuarial gains/(losses) – experience	2	—
Actuarial gains/(losses) – demographic	2	(7)
Actuarial gains/(losses) – financial	2	(6)
Benefits paid	4	5

Closing defined benefit obligation	(76)	(81)

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Funding

The UK Group plan is self-administered with the plan’s assets being held independently of the Group in trust. The trustee of the plan is required to act in the best interest of the plan’s beneficiaries. The most recent triennial actuarial valuation for funding purposes was completed as at 1 January 2015 and this valuation revealed a technical provisions funding shortfall of £27m which was eliminated by contributions paid during 2015.

As a consequence of the disposal of the FT Group, an agreement has been made between Pearson and the Plan Trustee to accelerate the funding of the plan so that it becomes fully funded on a ‘self-sufficiency’ basis in the near future. This is a much higher level of funding than technical provisions. As a result the plan expects to be able to provide benefits (in accordance with the plan rules) with a very low level of reliance on future funding from Pearson. A commitment has also been made to maintain that level of funding in future years. In addition to a substantial company contribution following the Penguin Random House merger (to be paid before July 2017), an upfront contribution will be made to the plan following the disposal of the FT Group. This is expected to be approximately £90m and there will be further annual contributions to eliminate any remaining shortfall in the self-sufficiency funding.

At 31 December 2015, assets of the plan are divided into two elements: matching assets, which are assets that produce cash flows that can be expected to match the cash flows for a proportion of the membership, and include a Liability Driven investment mandate (UK Bonds, interest rate/inflation swaps and other derivative instruments), inflation-linked property and infrastructure; and return seeking assets, which are assets invested with a longer-term horizon to generate the returns needed to provide the remaining expected cash flows for the beneficiaries, and include equities, property and alternative asset classes. During the fourth quarter of 2015 the plan’s long-term investment strategy was updated to an allocation of 84.2% Matching Assets and 15.8% Return Seeking Assets as at 31 December 2015.

Regular contributions to the plan in respect of the defined benefit sections are estimated to be £8m for 2016.

The Group expects to contribute $10m in 2016 and $10m in 2017 to its US defined benefit pension plans.

Sensitivities

The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2015
All figures in £ millions	1% increase	1% decrease
Effect:
(Decrease)/increase in defined benefit obligation – UK Group plan	(372)	495
(Decrease)/increase in defined benefit obligation – US plan	(16)	19

The effect of members living one year more or one year less on the defined benefit obligation is as follows:

	2015
All figures in £ millions	1 year increase	1 year decrease
Effect:
Increase/(decrease) in defined benefit obligation – UK Group plan	100	(96)
Increase/(decrease) in defined benefit obligation – US plan	7	(7)

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Sensitivities continued

The effect of a half percentage point increase and decrease in the inflation rate is as follows:

	2015
All figures in £ millions	0.5% increase	0.5% decrease
Effect:
Increase/(decrease) in defined benefit obligation – UK Group plan	113	(103)
Increase/(decrease) in defined benefit obligation – US plan	—	—

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

26. Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

All figures in £ millions	2015	2014	2013
Pearson plans	26	32	37

Share-based payment charges included in discontinued operations amounted to £3m (2014: £3m, 2013: £5m). The Group operates the following equity-settled employee option and share plans:

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

Long-Term Incentive Plan This plan was first introduced in 2001, renewed in 2006 and again in 2011. The plan consists of restricted shares. The vesting of restricted shares is normally dependent on continuing service over a three to five-year period, and in the case of senior management upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to senior management in May 2014 and May 2015 vest dependent on relative total shareholder return, return on invested capital and earnings per share growth. Restricted shares awarded to senior management in November 2014 vest dependent on earnings per share growth. Other restricted shares awarded in 2014 and 2015 vest depending on continuing service over a three-year period.

Notes to the consolidated financial statements continued

26. Share-based payments continued

The number and weighted average exercise prices of share options granted under the Group’s plans are as follows:

	2015		2014
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
	000s		£000s	£
Outstanding at beginning of year	3,507	8.48	2,792	8.73
Granted during the year	1,024	11.49	1,985	8.11
Exercised during the year	(578)	8.78	(727)	8.24
Forfeited during the year	(696)	9.12	(538)	8.76
Expired during the year	(7)	8.85	(5)	7.43

Outstanding at end of year	3,250	9.24	3,507	8.48

Options exercisable at end of year	138	8.89	43	8.24

Options were exercised regularly throughout the year. The weighted average share price during the year was £11.86 (2014: £11.41). Early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognises in the income statement the amount that otherwise would have been recognised for services received over the remainder of the original vesting period.

The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

	2015		2014
Range of exercise prices £	Number of share options 000s	Weighted average contractual life Years	Number of share options 000s	Weighted average contractual life Years
0-5	—	—	—	—
5-10	2,361	2.08	3,507	2.68
>10	889	3.26	—	—

	3,250	2.40	3,507	2.68

In 2015 and 2014 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2015 Weighted average	2014 Weighted average
Fair value	£1.99	£2.41
Weighted average share price	£13.37	£11.09
Weighted average exercise price	£11.49	£8.11
Expected volatility	23.00%	21.27%
Expected life	3.7 years	3.9 years
Risk-free rate	0.90%	1.3%
Expected dividend yield	4.44%	4.33%
Forfeiture rate	3.2%	3.4%

Notes to the consolidated financial statements continued

26. Share-based payments continued

The expected volatility is based on the historical volatility of the company’s share price over the previous three to seven years depending on the vesting term of the options.

The following shares were granted under restricted share arrangements:

	2015		2014
	Number of shares 000s	Weighted average fair value £	Number of shares 000s	Weighted average fair value £
Long-Term Incentive Plan	1,942	12.27	5,875	11.44

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

27. Share capital and share premium

	Number of shares 000s	Ordinary shares £m	Share premium £m
At 1 January 2014	818,580	205	2,568
Issue of ordinary shares – share option schemes	1,303	—	11

At 31 December 2014	819,883	205	2,579
Issue of ordinary shares – share option schemes	1,185	—	11

At 31 December 2015	821,068	205	2,590

The ordinary shares have a par value of 25p per share (2014: 25p per share). All issued shares are fully paid. All shares have the same rights.

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

Notes to the consolidated financial statements continued

28. Treasury shares

	Pearson plc
	Number of shares 000s	£m
At 1 January 2014	9,282	98
Purchase of treasury shares	907	9
Release of treasury shares	(2,997)	(32)

At 31 December 2014	7,192	75
Purchase of treasury shares	1,987	23
Release of treasury shares	(2,474)	(26)

At 31 December 2015	6,705	72

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26).

These shares, representing 0.8% (2014: 0.9%) of called-up share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share.

The nominal value of Pearson plc treasury shares amounts to £1.7m (2014: £1.8m).

At 31 December 2015 the market value of Pearson plc treasury shares was £49.3m (2014: £85.6m).

29. Other comprehensive income

	2015
	Attributable to equity holders of the company			Non controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	(83)	—	(83)	(2)	(85)
Net exchange differences on translation of foreign operations – associate	16	—	16	—	16
Currency translation adjustment disposed – subsidiaries	(10)	—	(10)	—	(10)
Attributable tax	—	5	5	—	5
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	—	110	110	—	110
Remeasurement of retirement benefit obligations – associate	—	8	8	—	8
Attributable tax	—	(24)	(24)	—	(24)

Other comprehensive expense for the year	(77)	99	22	(2)	20

Notes to the consolidated financial statements continued

29. Other comprehensive income continued

	2014
	Attributable to equity holders of the company			Non controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	150	—	150	—	150
Net exchange differences on translation of foreign operations – associate	25	—	25	—	25
Currency translation adjustment disposed – subsidiaries	(2)	—	(2)	—	(2)
Attributable tax	—	(6)	(6)	—	(6)
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	—	23	23	—	23
Remeasurement of retirement benefit obligations – associate	—	(15)	(15)	—	(15)
Attributable tax	—	(1)	(1)	—	(1)

Other comprehensive expense for the year	173	1	174	—	174

	2013
	Attributable to equity holders of the company			Non- controlling Interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	(202)	—	(202)	(4)	(206)
Net exchange differences on translation of foreign operations – associate	(11)	—	(11)	—	(11)
Currency translation adjustment disposed – subsidiaries	(18)	—	(18)	—	(18)
Attributable tax	—	6	6	—	6
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	—	79	79	—	79
Remeasurement of retirement benefit obligations – associate	—	—	—	—	—
Attributable tax	—	(23)	(23)	—	(23)

Other comprehensive expense for the year	(231)	62	(169)	(4)	(173)

30. Business combinations

There were no significant acquisitions in 2015. On 11 February 2014, the Group acquired 100% of Grupo Multi, the leading adult English language training company in Brazil. Fair values for the assets and liabilities arising from the Grupo Multi acquisition and other smaller acquisitions completed in the year are set out below.

Notes to the consolidated financial statements continued

30. Business combinations continued

Fair values for the assets and liabilities arising from acquisitions completed in the year are as follows:

		2015	2014
All figures in £ millions	Notes	Total fair value	Total fair value
Property, plant and equipment	10	—	2
Intangible assets	11	1	260
Intangible assets – pre-publication	20	—	1
Inventories		—	4
Trade and other receivables		—	36
Cash and cash equivalents (excluding overdrafts)		—	3
Financial liabilities – borrowings		—	(49)
Provisions for other liabilities and charges	23	—	(14)
Trade and other liabilities		—	(24)
Current income tax liabilities		—	(20)

Net assets acquired at fair value		1	199
Goodwill	11	—	238

Total		1	437

Satisfied by:
Cash		(1)	(437)

Total consideration		(1)	(437)

The goodwill arising on these acquisitions results from cost and revenue synergies and from assets and benefits that cannot be separately recognised.

There is no goodwill arising on 2015 acquisitions. Goodwill of £240m arising on 2014 acquisitions is expected to be deductible for tax purposes.

Intangible assets acquired in 2014 have the following useful economic lives: customer lists, contracts and relationships four years; trademarks and brands 20 years, and other acquired intangibles 12 years.

All figures in £ millions	2015	2014	2013
Cash flow on acquisitions
Cash – current year acquisitions	(1)	(437)	(25)
Deferred payments for prior year acquisitions and other items	(6)	(5)	(6)
Cash and cash equivalents acquired	—	3	2
Acquisition costs and other acquisition liabilities paid	(2)	(9)	(19)

Net cash outflow	(9)	(448)	(48)

Notes to the consolidated financial statements continued

31. Disposals including business closures

	2015				2014				2013
All figures in £ millions	FT Group	PowerSchool	Other	Total	Mergermarket	Penguin	Other	Total	Penguin	Other	Total
Disposal of subsidiaries
Property, plant and equipment	(15)	(2)	—	(17)	(2)	—	(1)	(3)	(39)	(3)	(42)
Intangible assets	(46)	(19)	(5)	(70)	(12)	—	—	(12)	(43)	—	(43)
Investments in joint ventures and associates	(8)	—	—	(8)	—	—	—	—	(22)	—	(22)
Other financial assets									(1)	—	(1)
Intangible assets – pre-publication	—	(64)	—	(64)	—	—	—	—	(20)	(6)	(26)
Inventories	(1)	—	—	(1)	—	—	—	—	(91)	(3)	(94)
Trade and other receivables	(72)	(16)	(3)	(91)	(23)	—	(2)	(25)	(447)	(6)	(453)
Cash and cash equivalents (excluding overdrafts)	(29)	—	(4)	(33)	(19)	—	(11)	(30)	(34)	(3)	(37)
Net deferred income tax (assets)/liabilities	(2)	—	3	1	1	—	—	1	(22)	—	(22)
Retirement benefit obligations	7	—	—	7	—	—	—	—	—	4	4
Provisions for other liabilities and charges	2	—	—	2	4	—	—	4	7	—	7
Trade and other liabilities	109	35	6	150	69	—	12	81	224	10	234
Current income tax liabilities	1	—	—	1	6	—	—	6	—	—	—
Non-controlling interest	—	—	—	—	—	—	(2)	(2)	3	—	3
Attributable goodwill	(50)	(119)	(6)	(175)	(156)	—	(1)	(157)	(370)	(6)	(376)
Cumulative translation adjustment	4	6		10	2	—		2	18	—	18

Net assets disposed	(100)	(179)	(9)	(288)	(130)	—	(5)	(135)	(837)	(13)	(850)
Cash received	858	222	9	1,089	375	—	—	375	—	3	3
Deferred proceeds	—	—	—	—	—	—	6	6	—	—	—
Fair value of associate acquired									1,160	—	1,160
Costs	(47)	(13)	(9)	(69)	(1)	29	(2)	26	(121)	(14)	(135)

Gain/(loss) on disposal	711	30	(9)	732	244	29	(1)	272	202	(24)	178

All figures in £ millions	2015	2014	2013
Cash flow from disposals
Cash – current year disposals	1,089	375	3
Cash and cash equivalents disposed	(33)	(30)	(37)
Costs and other disposal liabilities paid	(26)	(18)	(98)

Net cash inflow	1,030	327	(132)

Included in the gain on sale of PowerSchool is the write down of related software assets of £70m. The write down of the software assets reflects the reduced market opportunity for software which was to be integrated with PowerSchool and the recognition that adoption of such software in US schools is now unlikely to occur at the rate originally envisaged.

Notes to the consolidated financial statements continued

31. Disposals including business closures continued

The gain on disposal of Penguin in 2013 arises from the measurement at fair value of the associate investment acquired in Penguin Random House. Determination of fair value is described in note 12.

Disposal of associates

On 16 October 2015, the Group sold 39% of its 50% stake in The Economist resulting in a gain on disposal of £473m. The gain comprises proceeds of £377m, gain on revaluation of remaining 11% investment to fair value of £92m and liabilities disposed of £4m.

32. Cash generated from operations

All figures in £ millions	Notes	2015	2014	2013
Profit		823	470	539
Adjustments for:
Income tax		(24)	110	90
Depreciation	10	75	74	82
Amortisation and impairment of acquired intangibles and goodwill	11	1,051	264	168
Amortisation of software	11	74	63	59
Net finance costs		29	93	75
Share of results of joint ventures and associates	12	(68)	(51)	(54)
Profit on disposal of subsidiaries, associates, investments and fixed assets		(1,194)	(272)	(187)
Acquisition costs		—	6	12
Net foreign exchange adjustment from transactions		22	27	(40)
Share-based payment costs	26	26	32	37
Pre-publication		(57)	(52)	(77)
Inventories		10	6	18
Trade and other receivables		(99)	(69)	(50)
Trade and other liabilities		(80)	72	72
Retirement benefit obligations		(57)	(58)	(57)
Provisions for other liabilities and charges		(13)	(11)	(3)

Net cash generated from operations		518	704	684

Net cash generated from operations is translated at an exchange rate approximating the rate at the date of cash flow. The difference between this rate and the average rate used to translate profit gives rise to a currency adjustment in the reconciliation between net profit and net cash generated from operations. This adjustment reflects the timing difference between recognition of profit and the related cash receipts or payments.

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

All figures in £ millions	2015	2014	2013
Net book amount	6	12	19
Loss on sale of property, plant and equipment	(4)	(3)	9

Proceeds from sale of property, plant and equipment	2	9	28

33. Purchase of non-controlling interest

There were no purchases of non-controlling interests in 2015 or 2014. In 2013 the Group purchased non-controlling interests in the South African business for £65m, and in the Indian business for £11m.

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

The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The Group also leases various plant and equipment under operating lease agreements, also with varying terms. Lease expenditure charged to the income statement was £156m (2014: £157m).

The future aggregate minimum lease payments in respect of operating leases are as follows:

All figures in £ millions	2015	2014
Not later than one year	164	161
Later than one year and not later than two years	146	150
Later than two years and not later than three years	143	126
Later than three years and not later than four years	130	122
Later than four years and not later than five years	123	115
Later than five years	685	701

	1,391	1,375

36. Related party transactions

Joint ventures and associates

Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12. Apart from transactions with the Group’s joint ventures and associates, there were no other material related party transactions.

Key management personnel

Key management personnel are deemed to be the members of the Pearson Executive. It is this committee which had responsibility for planning, directing and controlling the activities of the Group in 2015. Key management personnel compensation is disclosed below:

All figures in £ millions	2015	2014
Short-term employee benefits	7	10
Retirement benefits	1	1
Share-based payment costs	1	2

Total	9	13

There were no other material related party transactions. No guarantees have been provided to related parties.

37. Events after the balance sheet date

In January 2016, Pearson announced that it was embarking on a restructuring programme to simplify the business, reduce costs and position the company for growth in its major markets. The majority of the programme is expected to be complete by mid-year 2016 and will involve implementation costs in 2016 of approximately £320m.

SIGNATURES

The registrant hereby certifies that it meets the requirements for filing a Form 20-F and that it has caused and authorized the undersigned for sign this annual report on its behalf.

Pearson plc

/s/ Coram Williams
Coram Williams Chief Financial Officer

Date: March 23, 2016