Form 20-F
period 2016-12-31
PEARSON PLC
filed 2017-04-04
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 3, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2016

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

Ordinary Shares, 25p par value	822,126,713

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

For convenience and except where we specify otherwise, we have translated some sterling figures into US dollars at the rate of £1.00 = $1.23, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2016. We do not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On February 28, 2017 the noon buying rate for sterling was £1.00 = $1.24.

The Group currently consists of its education business, plus a 47% interest in the consumer publishing business Penguin Random House. See “Item 4. Information on the Company — Overview of operating divisions”. The Pearson plc Consolidated Financial Statements are included in this report on pages F-2 to F-76. The Penguin Random House Venture Combined Financial Statements are included in this report on pages F-77 to F-143.

FORWARD-LOOKING STATEMENTS

You should not rely unduly on forward-looking statements in this Annual Report. This Annual Report, including the sections entitled “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology. Examples of these forward-looking statements include, but are not limited to, statements regarding the following:

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

Selected consolidated financial data

The table below shows selected consolidated financial data under IFRS as issued by the IASB. The selected consolidated income statement data for the years ended December 31, 2016, 2015 and 2014 and the selected consolidated balance sheet data as at December 31, 2016 and 2015 have been derived from our audited consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report.

On February 24, 2017 Pearson announced that it had issued an exit notice regarding our 47% stake in Penguin Random House to our JV partner Bertelsmann SE & Co. KGaA, in the contractual window, with a view to selling our stake or recapitalizing the business and extracting a dividend.

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

For convenience, we have translated the 2016 amounts into US dollars at the rate of £1.00 = $1.23, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2016.

	Year Ended December 31
	2016	2016		2015		2014	2013	2012
	$	£		£		£	£	£
	(In millions, except for per share amounts)
Consolidated Income Statement data
Sales operating	5,599	4,552		4,468		4,540	4,728	4,615
(Loss)/profit	(3,071)	(2,497)		(404)		348	431	469
(Loss)/profit after taxation from continuing operations	(2,872)	(2,335)		(352)		199	270	237
(Loss)/profit for the financial year	(2,872)	(2,335)		823		470	539	314
Consolidated Earnings data per share
Basic (loss)/earnings per equity share(1)	(3.53)	(286.8	)p	101.2p		58.1p	66.6p	38.7p
Diluted (loss)/earnings per equity share(2)	(3.53)	(286.8	)p	101.2p		58.0p	66.5p	38.6p
Basic (loss)/earnings from continuing operations per equity share(1)	(3.53)	(286.8	)p	(43.3	)p	24.7p	33.3p	29.1p
Diluted (loss)/earnings from continuing operations per equity share(2)	(3.53)	(286.8	)p	(43.3	)p	24.6p	33.3p	29.0p
Dividends per ordinary share	0.64	52.0p		52.0p		51.0p	48.0p	45.0p
Consolidated Balance Sheet data at period end
Total assets (non-current assets plus current assets)	12,381	10,066		11,635		11,397	10,931	11,348
Net assets	5,348	4,348		6,418		5,985	5,706	5,710
Long-term obligations(3)	(4,667)	(3,794)		(3,310)		(3,225)	(2,829)	(3,175)
Capital stock	252	205		205		205	205	204
Number of equity shares outstanding (millions of ordinary shares)	822	822		821		820	819	817

Notes:

(1)	Basic earnings per equity share is based on profit for the financial period and the weighted average number of ordinary shares in issue during the period.
(2)	Diluted earnings per equity share is based on diluted earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings comprise earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options. There is no dilution in 2015 and 2016 due to there being a loss from continuing operations.
(3)	Long-term obligations comprise any liabilities with a maturity of more than one year, including medium and long-term borrowings, derivative financial instruments, pension obligations and deferred income tax liabilities.

Dividend information

We pay dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. Our board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. Our board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at our annual general meeting. At our annual general meeting on May 5, 2017 our shareholders will be asked to approve a final dividend of 34.0p per ordinary share for the year ended December 31, 2016.

The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in The City of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2016 fiscal year will be paid on May 12, 2017 (subject to shareholder approval).

Fiscal year	Interim	Final	Total	Interim	Final		Total
	(Pence per ordinary share)			(Cents per ordinary share)
2016	18.0	34.0	52.0	23.6	41.8	*	65.4	*
2015	18.0	34.0	52.0	27.8	49.0		76.8
2014	17.0	34.0	51.0	27.6	51.5		79.1
2013	16.0	32.0	48.0	25.4	54.0		79.4
2012	15.0	30.0	45.0	24.3	46.7		71.0

*	As the 2016 final dividend had not been paid by the filing date, the dividend has been translated into cents using the noon buying rate for sterling at December 31, 2016.

Future dividends will be dependent on our future earnings, financial condition and cash flow, as well as other factors affecting the Group. In January 2017, Pearson announced that the dividend will be rebased in 2017 to reflect portfolio changes, increased product investment, and our outlook for 2017.

Exchange rate information

The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per pound sterling. The average rate is calculated by using the average of the noon buying rates in The City of New York on each day during a monthly period and on the last day of each month during an annual period. On December 31, 2016 the noon buying rate for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes for sterling was £1.00 = $1.23. On February 28, 2017 the noon buying rate for sterling was £1.00 = $1.24.

Month	High	Low
February 2017	$1.26	$1.24
January 2017	$1.26	$1.21
December 2016	$1.27	$1.22
November 2016	$1.25	$1.22
October 2016	$1.28	$1.22
September 2016	$1.34	$1.30

Year Ended December 31	Average rate
2016	$1.34
2015	$1.53
2014	$1.65
2013	$1.57
2012	$1.59

Risk Factors

You should carefully consider the risk factors described below, as well as the other information included in the rest of this document. Our business, financial condition or results from operations could be materially adversely affected by any or all of these risks, or by other risks that we presently cannot identify.

The pace and scope of our business transformation initiatives increase the execution risk that benefits may not be fully realized, costs of these changes may increase, or that our business as usual activities do not perform in line with expectations.

Business transformation and change initiatives in support of our strategic goals to accelerate our digital transition and to simplify our business will continue throughout 2017. The pace and scope of change increases the risk that not all these changes will deliver within anticipated timeframes, or that the costs of these changes may increase. In addition, as a result of the increased pressure of transformational change, our business as usual activities may not perform in line with our plans or our level of customer service may not meet expectations. In parallel with the business transformation as we respond to the digital revolution and shift from a product to a services business, we will continue to look at opportunities to develop business models and further refine organization structures. Resistance to change could restrict the organization from making the necessary changes to the business model.

Risk related to data quality and integrity may lead to non-compliance with legal and other requirements which could damage our business.

Unavailability of timely, complete and accurate data limits informed decision-making and increases risk of non-compliance with legal, regulatory and reporting requirements. Business change and transformation success is dependent on migration of a significant number of datasets.

Global economy and cyclical market factors may adversely impact our financial performance.

With the continued pressure and uncertainty in the worldwide economies, there remains a risk of a weakening in trading conditions, which could adversely impact our future financial performance. The effect of continued deterioration or lack of recovery in the global economy will vary across our different businesses and will depend on the depth, length and severity of any economic downturn. The education market can be affected by cyclical factors, which may lead to a reduction in demand for our products and services.

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

Changes in government policy and/or regulations have the potential to affect our business model and/or decisions across all markets.

Our educational services and assessment businesses may be adversely affected by changes in government funding resulting from either trends that are beyond our direct control, such as general economic conditions, changes in government educational funding, programs, policy decisions, legislation and/or changes in the procurement process, or our failure to successfully deliver previous contracts.

The results and growth of our US educational services and assessment businesses are dependent on the level of federal and state educational funding, which in turn is dependent on the robustness of state finances and the level of funding allocated to educational programs. The inauguration of a new President of the US in January 2017 could result in changes in education policy and associated funding which may adversely impact Pearson businesses in the US. State, local and municipal education funding pressures remain, competition from low price and disruptive new business models continues and open source is promoted as a way to keep costs down for our customers. The current challenging environment could impact our ability to collect education-related debt.

State and local government leadership changes and resultant shifts in education policy can also affect the funding available for educational expenditure, which include the impact of educational reform. Similarly, changes in the government procurement process for textbooks, learning material and student tests, and vocational training programs can also affect our markets. Political pressure on testing, changes in curricula, delays in the timing of the adoptions and changes in the student testing process can all affect these programs and therefore the size of our market in any given year. For our UK examination and assessment businesses, changes in UK government policy have had, and could continue to have, a significant impact on our present business and 2017 particularly is a year of major qualification and accountability changes. Also, in June 2016 a UK referendum voted in favor of leaving the EU. The risk is one of uncertainty, as the full impacts of the UK’s departure from the EU will not be known until the model that will replace the UK’s membership becomes clearer.

There are multiple competing demands for educational funds and there is no guarantee that new courseware or testing or training programs will be funded, or that we will win or retain this business.

Failure to comply with anti-trust and competition legislation could result in costly legal proceedings and/or adversely impact our reputation.

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

Our intellectual property rights (IPR) in countries such as the US and the UK, jurisdictions covering the largest proportion of our operations, are generally well established with the exception of patents, for which we only have a nascent portfolio based largely in the US. However, we also conduct business in other countries where our protection efforts have been limited or inconsistent and the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect our future growth. Where we have registered or otherwise established our IPR, we cannot guarantee that such rights will provide competitive advantages due to:

•	the challenges and costs of monitoring and enforcement in jurisdictions where competition may be intense;

•	the limited and/or ineffective IPR protection and enforcement mechanisms available to us in many countries;

•	the potential that our IPR may lapse, be invalidated, circumvented, challenged, or abandoned, or that we may otherwise lose the ability to assert our intellectual property rights against others.

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

There are inherent risks associated with our assessment and qualification businesses, both in the US and the UK. A service failure caused by a breakdown in our testing and assessment processes could lead to a mis-grading of student tests and/or late delivery of test results to students and their schools. In either event we may be subject to legal claims, penalty charges under our contracts, non-renewal of contracts and/or the suspension or withdrawal of our accreditation to conduct tests and a late delivery of qualification results could result in a potentially significant regulatory fine in addition to the contractual penalties. It is also possible that such events would result in adverse publicity, which may affect our ability to retain existing contracts and/or obtain new customers.

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

We continually acquire and dispose of businesses to achieve our strategic objectives and we will continue to consider both as means to pursue our strategic priorities, although we do not plan to make any significant acquisitions in the short term. In 2016, we completed our separation from the Financial Times.

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

Cyber risk is continually evolving and comprises many complex external drivers: the ongoing digital revolution, increasing use of the cloud and increasingly sophisticated attack strategies. Across our businesses we hold large volumes of personally identifiable information including that of employees, customers, students and citizens. Despite our implementation of security measures, individuals may try to gain unauthorized access to our data in order to misappropriate such information for potentially fraudulent purposes. A significant breach can result in a devastating impact on Pearson’s reputation, finance and student experience. Inability to prove due diligence can result in severe penalties and loss of business (existing and future).

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

It is our policy to ensure that each pension plan is adequately funded, over time, to meet its ongoing and future liabilities. Our earnings and cash flows may be adversely affected by the need to provide additional funding to eliminate pension fund deficits in our defined benefit plans. Our greatest exposure relates to our UK defined benefit pension plan, which is valued every three years. Pension fund deficits may arise because of inadequate investment returns, increased member life expectancy, changes in actuarial assumptions and changes in pension regulations, including accounting rules and minimum funding requests. As of the end of 2016, the UK defined benefit plan continues to show a surplus on an IAS19 basis. Following discussions with the plan trustee in 2016, we have committed to targeting a self-sufficient level of funding, resulting in the plan becoming largely independent of Pearson by the end of 2019. However the plan’s ability to achieve and maintain this standard remains subject to market conditions, meaning that additional funding could still be required from Pearson in the future.

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

While we anticipate that our existing cash and cash equivalents, together with availability under our existing credit facility, commercial paper program, cash balances and cash from operations, will be sufficient to fund our operations for at least the next 12 months, we may need to raise additional capital to fund maturities totaling $850m in 2018 and future operations.

The Group maintains investment grade credit ratings with Moody’s and Standard and Poor’s which facilitate good access to capital markets. These credit ratings in February 2017 were Baa2 (Negative outlook) with Moody’s and BBB (Negative outlook) with Standard and Poor’s. The negative outlooks reflect weak trading performance in 2016, particularly in Q4, which if continuing may result in credit rating downgrades.

Disruption in capital markets or potential concerns about Pearson credit such as indicated by the credit rating agencies may mean that this capital may not be available on favorable terms or may not be available at all.

We generate a substantial proportion of our revenue in foreign currencies, particularly the US dollar, and foreign exchange rate fluctuations could adversely affect our earnings and the strength of our balance sheet.

As with any international business, our earnings can be materially affected by exchange rate movements. Our main exposure is to movements in the US dollar to sterling exchange rate as approximately 60% of our total revenue is generated in US dollars. We also have exposure to a range of other international currencies including emerging market currencies. The operating loss for 2016, translated at 2015 average rates, would have been £454m or 18% lower.

A lack of sufficient capital resources could adversely impact our ability to operate.

If the global economy weakens further and/or the global financial markets collapse, we may not have access to or could lose our bank deposits, or suffer a significant increase in customer bad debts. Lack of sufficient capital resources could significantly limit our ability to take advantage of business and strategic opportunities. If replacement funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of our business strategy, including potential additional acquisitions or development of new products, services and technologies.

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

If we fail to attract, retain and develop appropriately skilled employees, we may limit our ability to achieve our strategic and operational goals and our business may be harmed.

Our success depends on the skill, experience and engagement of our employees. If we are unable to attract, retain and develop sufficiently experienced and capable staff, especially in technology, product development, sales and leadership, our business and financial results may suffer. When talented employees leave, we may have difficulty replacing those skills, and our business may suffer. There can be no assurance that we will be able to successfully retain and attract the skills that we need.

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

Pearson plc

Pearson plc, (Pearson) is an international education company with its principal operations in the education and consumer publishing markets. We deliver content plus assessments, powered by services and technology, in order to drive personalized learning at scale. We create and manage intellectual property, which we promote and sell to our customers under well-known brand names. We deliver our content in a variety of forms and through a variety of channels, including books and online services. We offer services as well as content, from test creation, administration and processing to teacher development and school software. Though we operate in more than 70 countries around the world, today our largest markets are the US (62% of sales) and Europe (14% of sales) on a continuing basis.

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

Pearson is a leading provider of educational materials and learning technologies. It provides test development, processing and scoring services to governments, educational institutions, corporations and professional bodies around the world. It publishes across the curriculum and provides a range of education services including teacher development, educational software and system-wide solutions, and also owns and operates schools.

From 1 January 2014 the Group has been run as one global education company, organized around three geographical operating segments (North America, Core and Growth).

Pearson owns a 47% interest in Penguin Random House, which was formed on July 1, 2013, upon the completion of an agreement between Pearson and Bertelsmann to merge their respective publishing companies, Penguin and Random House. Pearson accounts for its interest in Penguin Random House on an equity basis.

Recent developments

On February 24, 2017, Pearson announced that it had issued an exit notice regarding our 47% stake in Penguin Random House to our JV partner Bertelsmann SE & Co. KGaA, in the contractual window, with a view to selling our stake or recapitalizing the business and extracting a dividend.

On February 24, 2017, Pearson announced the intention to trigger the early repayment option on its $550m 6.25% Global Dollar bonds 2018. The bonds were fully redeemed on March 28, 2017.

On February 24, 2017, Pearson announced the intention to explore potential partnership for our English language learning business Wall Street English (WSE) and possible sale of our English test preparation business Global Education (GEDU) as we reduce our exposure to large scale direct delivery services and focus on more scalable online, virtual, and blended services.

Our strategy

Pearson’s mission is to help people make progress in their lives through learning. Over the past decade, through a major program of organic investment and acquisitions, Pearson has become one of the leading education companies in the world, with unique geographic reach, product breadth and professional depth.

Pearson’s goal is to improve access and outcomes in education through our world-class capabilities in educational content and assessment, powered by services and technology.

Pearson’s strategy is to combine world class-capabilities in content and assessment with technology and services, to enable more effective teaching and personalized learning at scale.

In 2017 the strategic growth drivers set out below will guide our work:

•

Develop digital & services: Our strategy is to improve access and outcomes in education through our world-class capabilities in educational content and assessment, and services powered by technology. This will be focused on where we see the greatest potential for growth and scalability, and increasingly driven by our expertise in adaptive and personalized learning, enabling educators to be even more effective in reaching their students. Product and market strategy set our priorities for greatest growth and impact. Products are developed with insight from markets, to best meet local needs and opportunities.

•

Build market presence: One of our key strategic drivers is to build our market-leading presence in North America, the UK and other key markets. We also aim to build our leading presence in select developing markets to meet the growing global demand for education, while reducing the geographical complexity of Pearson in order to focus on fewer, bigger opportunities in education. Sales, branding and marketing functions build on our presence and reputation. Customer service and support creates valuable long-term relationships.

•

Deliver measurable outcomes: Our strategy is to improve access and outcomes in education. In other words, we want to help more learners learn more. Efficacy is becoming more deeply embedded into our strategy and is helping drive faster improvement in our content, assessment, services and technology. We are the only education company committed to efficacy with such rigor and at such scale and depth. Measuring and improving impact informs all strategic decisions, targeting areas with greatest potential need. Understanding customer and learner needs focuses investment on growth and impact opportunities.

Our short term priorities are to simplify our portfolio, control costs and invest in the biggest opportunities in education. Our constant goals are: to deliver growth by building a sustainable business, being a trusted partner and reaching more learners, to create long-term value.

In 2017, we will be focused on holding or gaining share in all our major markets — from seeking improvements in US higher education to building on the rapid growth we have achieved with virtual schools, online degrees, professional testing and the Pearson Test of English.

We have made Pearson a more focused business and lowered operating costs significantly over the past three years. We intend to continue to make Pearson simpler, more efficient and effective. We intend to further rationalize our platforms and tools, supply chain process and property portfolio; improve our efficacy and the speed with which we launch new product features; and ensure our digital and marketing capabilities are optimized and effective. These investments in stronger simpler platforms and in better learning outcomes should all contribute to better user experiences for the millions of teachers and students we serve.

Our recent announcement of our intention to exit our 47% stake of Penguin Random House reflects an intention that we will now focus entirely on our education strategy.

We are creating a more digital, services-led company that can maximize opportunities — and mitigate threats — by making education more accessible, affordable and effective for far more people. We are making Pearson a more efficient company, with digital services that support a new generation of personalized learning and which create subscription-style business models for us to renew and repeat sales.

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

North America Segment

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

Our solutions include learning assessments to help gauge how students learn, talent assessments to help growing companies develop their workforce, and clinical assessments to help psychologists and speech/language/ hearing/occupational and physical therapists diagnose and monitor patients.

Our professional testing business, Pearson VUE (VUE), is a global leader in electronic testing for regulatory and certification boards, providing a full suite of services from test development to test delivery and data management. Pearson VUE offers exams through an extensive network of over 8,000 test centers across the globe, delivering the NCLEX exam for the National Council of State Boards of Nursing, the GMAT for the Graduate Management Admissions Council and numerous IT exams such as Cisco and CompTIA.

Pearson VUE also includes Certiport, the world-leader in IT performance-based exams delivered through a global network of academic test centers, and GED Testing Service, a joint venture with the American Council on Education to deliver a leading high school equivalency exam.

Our North America Higher Education business offers learning services for students, colleges and universities in the US. We provide learning tools and technologies. Our custom content and curriculum solutions offer educators the opportunity to tailor their programs based on the needs of students. We also offer workforce education products and flexible workforce development solutions to fill the growing skills gap and increased demand for quality certification prep training. College and career readiness is a K-20 issue, and it requires effective strategies employed in both K-12 and higher education. Our solutions are designed to help institutions retain students and prepare them for success in college and beyond.

Global digital user registrations of Mylab and related products are more than 13 million. The growing trend provides a wealth of data and analytics to improve the performance of individual students. Our advanced capabilities in data, analytics and adaptive learning, and our leading efficacy research, enable us to design a smart learning path for every student.

The demand for online learning is steadily rising and we see this area as one of the fastest growing parts of the market where we can see demand increasing significantly over the next few years, where we’ve already got a good presence and where we think we could deploy our courseware, assessment, and technology capabilities at scale. Pearson Online Services runs fully online undergraduate and graduate learning programs, such as the programs at Arizona State University Online. Likewise, at school level, Connections Education, our virtual school business serves tens of thousands of students through both virtual and blended school programs.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2016 compared to year ended December 31, 2015 — Sales and operating profit by division — North America” for a discussion of developments during 2016 with respect to this segment.

Core Segment

Our biggest Core markets are the UK, Australia, Italy, Germany, France and the Benelux countries. These are countries where we work closely with educators and policy makers to improve learning through creating curriculum, designing assessments and developing digital learning systems. Additionally we have many other markets, where we do not have scale ourselves, so we collaborate with others who share our values and commitment to efficacy to maximize reach and impact.

In the UK school market, we are the largest awarding organization offering academic and vocational qualifications that are globally recognized and benchmarked, with educational excellence rooted in names like Edexcel, BTEC and LCCI. Learners take our qualifications in many countries worldwide. We use our online marking technology to mark over 94% of examination papers and our ResultsPlus service provides detailed analysis of every learner’s examination results. We are also driving innovation through digital products such as Bug Club and ActiveLearn, and supporting skills for employability for progression in study, work and life.

Through Pearson College we are the only FTSE 100 company delivering degrees in the UK. Our students get the chance to learn from leading employers as well as experienced academics and subject experts, in the heart of a 21st Century business.

In the UK Pearson VUE works with professional and government bodies including the Driving and Vehicle Standards Agency (DVSA), Chartered Institute of Management Accountants (CIMA) and the Construction Industry Training Board (CITB).

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2016 compared to year ended December 31, 2015 — Sales and operating profit by division — Core” for a discussion of developments during 2016 with respect to this segment.

Growth Segment

Our aim is to take educational products and services and apply them at scale in countries such as Brazil, South Africa, China, India and other fast-growing economies. Around one third of our employees now work in these countries. We served over 600,000 students through our English language schools in China, Brazil and elsewhere, our partner schools in Brazil and India, and our higher education institutions in South Africa.

In Brazil we are leading primary and secondary education with our ‘sistemas’ or learning systems which include COC, Dom Bosco and NAME. In South Africa we run 12 of our CTI and MGI campuses throughout the country. We have over 8,500 students enrolled in courses ranging from undergraduate degrees in IT and sociology, to business diplomas and Masters courses in psychology. Our campuses prioritize digital learning with the majority of our students accessing their courses through tablet devises, and focus on learning outcomes that prepare students for employment opportunities in their chosen careers.

Pearson’s English assets make the Company the world’s largest English language learning business. MyEnglish Lab and other English courseware registrations were over 860,000. The businesses in Pearson’s English division include: Wall Street English (center-based learning for consumers); PTE Academic (computer-based test of English for study abroad and immigration); Pearson ELT (institutional English language courses including FOCUS, Poptropica English and Longman); and Grupo Multi (the leading adult English language training company in Brazil).

In 2014 Pearson English released the Global Scale of English, the world’s first common, global benchmark of English language learning. It measures English language progress on a numeric scale in a way that is consistent, granular and actionable for governments, corporates, academics, institutions and learners. The Scale has been created as the Open Standard for English that meets a global need.

In February 2017, Pearson announced the intention to explore potential partnership for our English language learning business Wall Street English (WSE) and possible sale of our English test preparation business Global Education (GEDU).

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2016 compared to year ended December 31, 2015 — Sales and operating profit by division — Growth” for a discussion of developments during 2016 with respect to this segment.

Penguin Random House

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

Penguin Random House employs more than 10,000 people globally across almost 250 editorially and creatively independent imprints and publishing houses that collectively publish more than 15,000 new titles annually. Its publishing list includes more than 70 Nobel Prize laureates and hundreds of the world’s most widely read authors.

Penguin Random House sells directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel that best serves the specific requirements of an order. It also sells through online retailers such as Amazon.com, as well as its own websites and direct to the customer via digital sales agents.

In 2016, our share of Penguin Random House profit after tax was £98m.

With the integration of Penguin Random House complete, and with greater industry-wide stability on digital terms, on February 24, 2017 Pearson announced that it had issued an exit notice regarding our 47% stake in Penguin Random House to our JV partner Bertelsmann SE & Co. KGaA, in the contractual window, with a view to selling our stake or recapitalizing the business and extracting a dividend. We will use proceeds from this action to maintain a strong balance sheet; invest in our business; and return excess capital to shareholders whilst retaining a solid investment grade credit rating.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2016 compared to year ended December 31, 2015 — Sales and operating profit by division — Penguin Random House” for a discussion of developments during 2016 with respect to Penguin Random House.

Operating cycles

Pearson determines a normal operating cycle separately for each entity/cash generating unit within the Group with distinct economic characteristics. The “normal operating cycle” for each of the Group’s education businesses is primarily based on the expected period over which the educational programs and titles will generate cash flows, and also takes account of the time it takes to produce the educational programs. The operating cycles for the courseware markets are typically longer than one year as described below.

Particularly for the North American businesses, there are well established cycles operating in the courseware market:

•

The School courseware market is primarily driven by an adoption cycle in which major state education boards ‘adopt’ programs and provide funding to schools for the purchase of these programs. There is an established and published adoption cycle with new adoptions taking place on average every 5 years for a particular subject. Once adopted, a program will typically sell over the course of the subsequent 5 years. The Company renews its pre-publication assets to meet the market adoption cycles. Therefore the operating cycle naturally follows the market cycle.

•

The Higher Education courseware market has a similar pattern, with colleges and professors typically refreshing their courses and selecting revised programs on a regular basis, often in line with the release of new editions or new technology offerings. The Company renews its pre-publication assets to meet the typical demand for new editions of, or revisions to, educational programs. Analysis of historical data shows that the typical life cycle of Higher Education content is up to 5 years. Again the operating cycle mirrors the market cycle.

A development phase of typically 12 to 18 months for Higher Education and up to 24 months for School precedes the period during which the Company receives and delivers against orders for the products it has developed for the program.

The Core and Growth courseware markets operate in a similar way although often with less formal ‘adoption’ processes.

The operating cycles in respect of our professional content are more specialized in nature as they relate to educational or heavy reference products released into smaller markets (e.g. the financial training and IT sectors). Nevertheless, in these markets, there is still a regular cycle of product renewal, in line with demand which management monitor. Typically the life cycle is 5 years for Professional content. Elsewhere in the Group operating cycles are typically less than one year.

Competition

Pearson’s businesses operate in highly competitive environments.

Pearson competes with other publishers and creators of educational materials and services. These companies include publishers such as Cengage Learning, McGraw-Hill and Houghton Mifflin Harcourt, and services companies, such as K-12 Inc, alongside smaller niche players that specialize in a particular academic discipline or focus on a learning technology. Competition is based on the ability to deliver quality products and services that address the specified curriculum needs and appeal to the school boards, educators and government officials making purchasing decisions.

Intellectual property

Our principal intellectual property assets consist of our:

•	trademarks and other rights in our brands (including corporate and business unit brands, imprints, as well as product and service brands);

•	copyrights for our textbook and related educational content and software code; and

•	patents and trade secrets related to the innovative methods deployed in our key technologies.

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

Organizational structure

Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of our significant subsidiaries and associates as at December 31, 2016, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

Name	Country of incorporation/residence	Percentage interest/voting power
Pearson Education Inc.	United States (Delaware)	100%
Pearson Education Ltd.	England and Wales	100%
NCS Pearson Inc.	United States (Minnesota)	100%
Penguin Random House LLC.	United States (Delaware)	47%
Penguin Random House Ltd.	England and Wales	47%

In February 2014 the Group acquired Grupo Multi, Brazil’s leading adult English language training company. There were no significant acquisitions in 2015 or 2016.

During 2015 the Group disposed of its interest in the FT Group including its 50% share of The Economist. The Financial Times sale was completed on 30 November 2015 and the sale of our 50% share of The Economist Group was substantially completed on 16 October 2015 with the remaining stake sold in 2016. Also, in July 2015, the Group disposed of its interest in PowerSchool.

During 2014 the Group disposed of its interest in the Mergermarket group of companies and our North America business disposed of its joint venture interests in Safari Books Online and CourseSmart.

During 2013 the Group disposed of its interest in the Penguin group of companies in exchange for a 47% interest in Penguin Random House.

Property, plant and equipment

Our headquarters are located at leasehold premises in London, England. We own or lease approximately 900 properties, including approximately 650 testing/teaching centers in over 55 countries worldwide, the majority of which are located in the United Kingdom, the United States and China.

The properties owned and leased by us consist mainly of offices, distribution centers and computer testing/ teaching centers.

In some cases properties leased by us are then sublet to third parties. These properties are not included in the list below as they are not considered to be principal properties.

The vast majority of our printing is carried out by third party suppliers. We operate a small digital print operation as part of our Pearson Assessment & Testing businesses which provides short-run and print-on-demand products, typically custom client applications.

We own the following principal properties at December 31, 2016:

General use of property	Location	Area in square feet
Office	Iowa City, Iowa, USA	312,760
Office	Southwark, London, UK	310,200
Warehouse/Office	Old Tappan, New Jersey, USA	212,041
Warehouse/Office	Cedar Rapids, Iowa, USA	205,000
Office	Hadley, Massachusetts, USA	137,070
Printing	Owatonna, Minnesota, USA	128,000
Office	Manchester, UK	139,680

We leased the following principal properties at December 31, 2016:

General use of property	Location	Area in square feet
Office	Hoboken, New Jersey, USA	216,273
Office	New York City, New York, USA	313,285
Office	Westminster, London, UK	282,923
Office	San Antonio, Texas, USA	117,063
Warehouse/Office	Austin, Texas, USA	226,076
Office	Boston, Massachusetts, USA	225,299
Office	Glenview, Illinois, USA	187,500
Office	Bloomington, Minnesota, USA	172,797
Warehouse/Office	Cape Town, South Africa	160,387
Warehouse/Office	Uttar Pradesh, India	145,041
Office	Harlow, UK	137,857
Office	Chandler, Arizona, USA	270,920
Warehouse	Sao Paulo, Brazil	132,331
Warehouse/Office	Cedar Rapids, Iowa, USA	119,682
Office	Centennial, Colorado, USA	117,554
Teaching Centre	Pretoria, South Africa	134,553
Warehouse	Naucalpan de Juarez, Mexico	113,638
Call Center/Office	Lawrence, Kansas, USA	105,000

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for description of the Company’s capital expenditure.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

The Company has not received, 180 days or more before the end of the 2016 fiscal year, any written comments from the Securities and Exchange Commission staff regarding its periodic reports under the Exchange Act which remain unresolved.

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

General overview

Introduction

Pearson’s primary segments for management and reporting are geographical as follows: North America, comprising the courseware, assessment and services businesses in US and Canada; Core, comprising the courseware, assessment and services businesses in more mature markets, including the UK, Australia and Italy; and Growth, comprising the courseware, assessment and services businesses in emerging markets, including Brazil, China, India and South Africa. In addition Pearson separately reports on an equity basis the results from its 47% interest in Penguin Random House (PRH).

On 16 October 2015, Pearson substantially completed the sale of its 50% interest in the Economist to EXOR and The Economist Group and on 30 November 2015 Pearson completed the sale of the Financial Times to Nikkei. The results of the Economist and the Financial Times are included in discontinued operations in 2014 and to the date of sale in 2015. Also, in July 2015, the Group disposed of its interest in PowerSchool to Vista Equity Partners for consideration of £222m realizing a pre-tax gain of £30m net of a £70m write down of related software assets. The PowerSchool business was not significant enough to meet the definition of a discontinued business and its results to the date of disposal are included in continuing operations.

On February 4, 2014, Pearson completed the sale of the Mergermarket Group to BC Partners. Mergermarket’s results for 2014 to the date of sale have been included in discontinued operations.

Sales from continuing operations increased from £4,468m in 2015 to £4,552m in 2016, an increase of £84m or 2%. This year on year increase was the result of currency movements, primarily the strength of the US dollar relative to sterling during the year but also due to the strength of many of the other currencies that the Group is exposed to. In 2016 currency movements increased sales by £486m when compared to the equivalent figures at constant 2015 rates. When measured at 2015 constant exchange rates, our sales declined by 9%. Part of the decrease is due to the absence of sales from businesses sold during the year and we estimate that after excluding the impact of disposals, sales declined by 8% at constant exchange rates. This decrease is primarily explained by weakness in US higher education courseware, US K12 assessment and courseware and UK student assessment.

In 2016, Pearson reported an operating loss (from continuing operations) of £2,497m compared to a loss of £404m in 2015. The increase in the loss of £2,093m mainly reflects an increase in intangible charges. At the end of 2016, following trading in the final quarter of the year, it became clear that the underlying issues in the North American higher education courseware market were more severe than anticipated. These issues related to declining student enrolments, changes in buying patterns of students and correction of inventory levels by distributors and bookshops. As a result, in January 2017, we revised our strategic plans and our estimates for future cash flows and as a consequence made an impairment to North American goodwill of £2,548m. In 2015, following economic and market deterioration in the Group’s operations in emerging markets and ongoing cyclical and policy related pressures in the Group’s mature market operations we impaired intangible assets in North America by £282m, in Core markets by £37m and in Growth markets by £530m. Operating profit before these impairments decreased by £394m in 2016 compared to 2015 mainly due to restructuring costs and the impact of lower revenues partly offset by favorable currency movements.

In January 2016, Pearson announced that it was embarking on a major restructuring program to simplify the business, reduce costs and position the company for growth in its major markets. Total restructuring in 2016 amounted to £338m and includes costs associated with headcount reductions, property rationalization and closure or exit from certain systems, platforms, products and supplier and customer relationships. After excluding impairment and restructuring, currency movements increased operating profit by £78m when compared to the equivalent figures translated at constant 2015 exchange rates.

The loss before taxation in 2016 of £2,557m compares to a loss before taxation of £433m in 2015. The increase in the loss of £2,124m mainly reflects the £2,093m increase in the reported operating loss identified above and an increase in net finance costs of £31m, from £29m in 2015 to £60m in 2016. The Group’s net interest payable increased from £46m in 2015 to £59m in 2016. The majority of the movement in net interest payable was due to a one-off release of accrued interest in 2015 following agreement of historical tax positions. The most significant element of the net interest payable figure is interest on bond debt with the impact of interest on tax provisions and interest receivable off setting each other. Interest on bond debt was in line with the prior year, with the savings from bond repayments offset by the impact of rising US dollar interest rates. Also included in net finance costs are net finance costs relating to employee benefit plans, foreign exchange and other gains and losses. In 2016 the total of these items was a loss of £1m compared to a gain of £17m in 2015. Income relating to employee benefit plans was £7m higher in 2016 than in 2015 mainly reflecting the better funding position in the UK pension plan at the beginning of 2016. Other gains and losses in 2016 and 2015 mainly relate to foreign exchange differences on un-hedged cash and cash equivalents, and other financial instruments.

Net cash generated from operations increased to £522m in 2016 from £518m in 2015. The increased cash flow reflects lower cash incentive payments and tight working capital partially offset by restructuring spend and higher pension deficit payments. Net interest paid at £51m in 2016 was the same as for 2015 and reflects the similar interest charge for the year after taking out the one-off release of accrued interest in 2015 following agreement of historical tax positions. Tax paid in 2016 was £45m compared to £232m in 2015. Tax paid in 2015 included the tax on disposals made during the year of approximately £103m whilst tax paid in 2016 included tax relief on pension payments made in connection with the disposal of the Financial Times in 2015. In addition the lower tax paid in 2016 also reflects lower profits following restructuring charges taken in the year.

Net capital expenditure on property, plant and equipment after proceeds from sales remained constant at £84m in both 2015 and 2016 and net capital expenditure on software intangibles reduced slightly from £160m in 2015 to £157m in 2016. The expenditure on both tangible and intangible capital is largely attributed to the continuing investment in enabling function technology designed to lower administrative costs. There were no significant acquisitions in either 2015 or 2016 and the net cash outflow in respect of businesses and investments acquired was £27m in 2015 and £21m in 2016. The net cash inflow in respect of businesses and investments disposed was £1,422m in 2015 compared to £42m in 2016. In 2015 the cash received largely related to the Financial Times, The Economist and PowerSchool disposals and in 2016 includes proceeds from the sale of the remaining stake in the Economist partially offset by costs paid in 2016 relating to the Financial Times sale in 2015. Dividends from joint ventures and associates decreased from £162m in 2015 to £131m in 2016 mainly due to the absence of dividends from the Economist and a smaller dividend from PRH. Dividends paid of £424m in 2016 compares to £423m in 2015 reflecting the same dividend per share in both years. Overall the Group’s net borrowings increased from £654m at the end of 2015 to £1,092m at the end of 2016. The reduction in net debt was due to the factors noted above exacerbated by an increase in reported net debt due to the strengthening of the US dollar relative to sterling.

Outlook

In North America, our largest market, our guidance for 2017 is based on assumptions of further declines in enrolment and other pressures in the US higher education courseware market. If the 2016 inventory correction (see ‘Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2016 compared to year ended December 31, 2015 — Sales and operating profit by segment — North America — Courseware’ for further explanation of this item) at key channel partners partially unwinds, lower returns will result in net revenue growth in our US higher education courseware business of approximately 1%. If inventory levels continue to fall we expect the result to be a 7% net revenue decline. In both cases, we assume an underlying decline in demand of between 6% and 7% for US higher education courseware. Elsewhere in North America, we anticipate modest declines in school courseware revenues reflecting a slightly larger adoption market offset by our lower participation rate due to our earlier decision not to compete in the current California English Language Arts (ELA) adoption; and flat revenues in Open Territories (i.e. those US states in which schools purchase educational materials independently) reflecting a smaller impact from new products after a very successful 2016. We expect some continued pressure on testing revenues in North America due to the annualization of contract losses announced in 2015 and the roll-off of temporary contracts won in 2016, together with a further shift to digital tests which reduces revenue but benefits margins. We expect Connections Education to see double-digit growth in enrolment partially offset by some virtual school partners choosing to take some non-core services in-house. We expect online program management and professional certification to continue to grow well.

In our Core markets (which include the UK, Australia, Germany, France, the Benelux countries and Italy), we anticipate: flat revenues with continued growth in Pearson Test of English Academic and in Online Program Management due to program additions and new customer wins; growth in UK school and higher education courseware due to a strong slate of new products aligned with Pearson qualifications; offset by modest declines in UK student assessment, where revenue is expected to lag behind the greater stability that we are now seeing in vocational course registrations; together with business exits and weakness in smaller markets.

In our Growth markets (which include Brazil, China, India and South Africa and other fast growing economies), we expect a modest increase in revenues; with growth in China driven by new product offerings and center openings at Wall Street English; in South Africa due to improving enrolments in CTI, our private university; and in Brazil on evidence of greater economic stability. We expect courseware businesses across Growth to grow well on new product launches, offsetting some business exits as we focus on fewer, larger opportunities.

In Penguin Random House, we anticipate a broadly level publishing performance. We announced the intention to exit our 47% stake of the combined business reflecting an intention to focus entirely on our education strategy. Should Bertelsmann choose to buy Pearson’s stake, or we elect to recapitalize the business and extract a dividend, we will use the proceeds to maintain a strong balance sheet, invest in our business and return excess capital to shareholders, while retaining a solid investment grade credit rating.

We completed the sale of a number of small subscale businesses which, combined, will have the effect of reducing 2017 adjusted operating profit by £10m. Group incentive compensation increased by £55m in 2016, lower than the budgeted £110m reflecting the weakness of performance versus budget. The incentive pool will be budgeted for in full in 2017 to ensure our workforce is properly incentivized.

To ensure efficient use of the cash balances we held at 31 December 2016, we announced that we will trigger the early repayment option on our $550m 6.25% Global dollar bonds 2018. These bonds were fully redeemed on March 28, 2017. We expect our interest charge to be £74m (2016: £59m) due to currency movements and increases in US dollar LIBOR.

Sales information by segment

The following table shows sales information for each of the past three years by segment:

	Year Ended December 31
	2016	2015	2014
	£m	£m	£m
North America	2,981	2,940	2,906
Core	803	815	892
Growth	768	713	742

Total continuing operations	4,552	4,468	4,540

Discontinued operations	—	312	343

Total	4,552	4,780	4,883

Sales information by geographic market supplied

The following table shows sales information for each of the past three years by geographic region:

	Year Ended December 31
	2016	2015	2014
	£m	£m	£m
Continuing operations
European countries	648	667	725
North America	2,947	2,907	2,871
Asia Pacific	632	590	565
Other countries	325	304	379

Total continuing operations	4,552	4,468	4,540

Discontinued operations
European countries	—	198	236
North America	—	74	69
Asia Pacific	—	35	34
Other countries	—	5	4

Total discontinued operations	—	312	343

Total	4,552	4,780	4,883

In the table above sales are allocated based on the country in which the customer is located.

Exchange rate fluctuations

We earn a significant proportion of our sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was £1:$1.33 in 2016, £1:$1.53 in 2015 and £1:$1.65 in 2014. Fluctuations in exchange rates can have a significant impact on our reported sales and profits. In 2016, Pearson generated 65% of its continuing sales in the US (2015: 63%; 2014: 61%). In 2016 we estimate that a five cent change in the average exchange rate between the US dollar and sterling would have had an impact on our reported loss per share of approximately 10.0p and a five cent change in the closing exchange rate between the US dollar and sterling would have had an impact on shareholders’ funds of approximately £130m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information. The year-end US dollar rate for 2016 was £1:$1.23 compared to £1:$1.47 for 2015 and £1:$1.56 for 2014. The total impact on shareholders’ funds of foreign exchange translation was a gain of £913m in 2016 compared to a loss of £69m in 2015. These net movements are principally driven by movements in the US dollar as a significant portion of the Group’s operations are in the US, however, in 2016 other currencies contributed to the foreign exchange gain as many of these other currencies also strengthened in comparison to sterling. In 2015 these other currencies were generally weaker relative to sterling and this weakness was more than enough to offset the gain from the stronger dollar.

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

Results of operations

Year ended December 31, 2016 compared to year ended December 31, 2015

Consolidated results of operations

Sales

Our total sales from continuing operations increased from £4,468m in 2015 to £4,552m in 2016, an increase of £84m or 2%. This year on year increase was the result of currency movements, primarily the strength of the US dollar relative to sterling during the year but also due to the strength of many of the other currencies that the Group is exposed to. In 2016 currency movements increased sales by £486m when compared to the equivalent figures at constant 2015 rates. When measured at 2015 constant exchange rates, our sales declined by 9%. Part of the decrease is due to the absence of sales from businesses sold during the year and we estimate that after excluding the impact of disposals, sales declined by 8% at constant exchange rates.

North America sales increased by £41m or 1% from £2,940m to £2,981m, mainly due to the strengthening of the US dollar against sterling. We estimate that after excluding the impact of exchange and the contribution from businesses disposed in 2015 and 2016, North America sales declined by 10% in 2016 compared to 2015 due to a significant decline in US higher education courseware, together with anticipated declines in school assessment, due to previously announced contract losses and in school courseware, due to a smaller adoption market and our lower participation rate. The declines were partially offset by growth in professional certification, virtual and blended schools and Online Program Management. North America continued to be the most significant source of our sales and as a proportion of sales contributed 65% in 2016 and 66% in 2015.

Core sales declined by £12m or 1% from £815m in 2015 to £803m in 2016. We estimate that after excluding the impact of exchange and the closure of Wall Street English Germany, the disposal of other sub-scale businesses and the transfer of some smaller businesses to our Growth segment, Core sales declined by 4%. The decline was primarily due to expected declines in vocational course registrations in UK schools and courseware. This was partially offset by strong growth in English assessments in Australia and OPM services in the UK and Australia.

Growth sales increased by £55m or 8% from £713m in 2015 to £768 in 2016, almost all of the increase can be attributed to exchange and the strength of key emerging market currencies compared to sterling. We estimate that after excluding the impact of exchange rates and the incremental contribution from businesses disposed in 2015 and 2016 and the transfer of smaller businesses from the Core segment, sales declined by 1%. In China, growth in adult English language learning and English courseware was partly offset by declines in English test preparation. In Brazil, revenues declined due to enrolment declines in our English language learning business, related to macroeconomic pressures. In South Africa, revenues grew strongly with growth in school textbooks, offset by enrolment declines at CTI. In the Middle East, revenues fell significantly due to our previously announced withdrawal from an agreement to run three Saudi Colleges of Excellence, with the colleges transitioning to new providers from 30 June 2015.

Cost of goods sold and operating expenses

The following table summarizes our cost of sales, net operating expenses and impairment of intangible assets:

	Year Ended December 31
	2016	2015
	£m	£m
Cost of goods sold	2,093	1,981
Operating expenses
Distribution costs	88	80
Selling, marketing and product development costs	908	895
Administrative and other expenses	1,240	1,195
Restructuring costs	329	35
Other net gains and losses	25	(13)
Other income	(85)	(98)

Total net operating expenses	2,505	2,094
Impairment of intangible assets	2,548	849

Total expenses	7,146	4,924

Cost of goods sold. Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges, the cost of service provision in the assessment and testing business and the cost of teaching and facilities in direct delivery businesses. Our cost of sales increased by £112m, or 6%, from £1,981m in 2015, to £2,093m in 2016. The increase reflects the increase in sales but also the mix of sales, as sales declines in higher margin products were offset by sales increases in lower margin products and services. Cost of sales was 46.0% of sales in 2016 compared to 44.3% in 2015.

Distribution costs. Distribution costs consist primarily of shipping costs, postage and packing. Distribution costs increased due to the effect of exchange. After taking out the impact of exchange, distribution costs decreased due to the continuing shift to digital and services products.

Selling, marketing and product development costs. Our selling, marketing and product development costs increased by £13m or 1% from £895m in 2015 to £908m in 2016. As a percentage of sales these costs were relatively consistent at 19.9% in 2016 and 20.0% in 2015, the slight decline reflecting benefits from restructuring.

Administrative and other expenses. Our administrative and other expenses increased by £45m or 4% from £1,195m in 2015 to £1,240m in 2016. The increase is largely due to exchange and increased investment in technology which offset significant savings from restructuring in 2016.

Restructuring costs. In January 2016, Pearson announced that it was embarking on a major restructuring program to simplify the business, reduce costs and position the company for growth in its major markets. The scope and costs of the 2016 program are significantly more than normal levels of restructuring. Total restructuring in 2016 for our subsidiary companies amounted to £329m compared to £35m in 2015 and includes costs associated with headcount reductions, property rationalization and closure or exit from certain systems, platforms, products and supplier and customer relationships.

Other net gains and losses. Included in other gains and losses in 2016 of £25m are the losses associated with the closure of our English language schools in Germany and the sale of the Pearson English Business Solutions business. Included in other net gains and losses in 2015 is the profit on sale of PowerSchool of £30m net of £70m of write downs on related software assets and small losses on investments and costs relating to prior year disposals totaling £17m.

Other income. Other operating income mainly consists of freight recharges, sub-rights and licensing income and distribution commissions, together with the service fee income from Penguin Random House. Other operating income decreased to £85m in 2016 compared to £98m in 2015 mainly due to a reduction in Penguin Random House service fee income. This income decreased as Penguin Random House reduced its reliance on Pearson systems and processes and the fee of £16m in 2015 compares to a fee of £4m in 2016.

Impairment of intangible assets. At the end of 2016, following trading in the final quarter of the year, it became clear that the underlying issues in the North American higher education courseware market were more severe than anticipated. These issues related to declining student enrolments, changes in buying patterns of students and correction of inventory levels by distributors and bookshops. As a result, in January 2017, we revised our strategic plans and our estimates for future cash flows and as a consequence made an impairment to North American goodwill of £2,548m. In 2015, following economic and market deterioration in the Group’s operations in emerging markets and ongoing cyclical and policy related pressures in the Group’s mature market operations we impaired intangible assets in North America by £282m, in Core markets by £37m and in Growth markets by £530m.

Share of results of joint ventures and associates

The contribution from our joint ventures and associates increased by £45m to £97m in 2016 from £52m in 2015. The increase is mainly due to Penguin Random House where there was an improved operating performance coupled with a reduced amortization charge. The intangibles amortization charge arises on intangibles recognized on the creation of Penguin Random House in 2013. The amortization profile recognizes more of the amortization in the early years with progressively less amortization in later years.

Operating loss / profit

In 2016 there was an operating loss on a continuing basis of £2,497m compared to an operating loss on a continuing basis of £404m in 2015. The increase in loss is due to the impairment of intangible assets and the additional restructuring charges taken in 2016 as outlined above.

Net finance costs

Net interest payable in 2016 was £59m, compared to £46m in 2015. The majority of the movement in net interest payable was due to a one-off release of accrued interest in 2015 following agreement of historical tax positions. The most significant element of the net interest payable figure is interest on bond debt with the impact of interest on tax provisions and interest receivable off setting each other. Interest on bond debt was in line with the prior year, with the savings from bond repayments off set by the impact of rising US dollar interest rates.

Other net finance costs are finance income and costs on retirement benefits, foreign exchange and other gains and losses. The increase in finance income in respect of employee benefit plans from £4m in 2015 to £11m in 2016 is a reflection of the more favorable funding position at the end of 2015. Both the exchange loss in 2016 of £12m and the exchange gain in 2015 of £13m mainly relate to foreign exchange differences on unhedged cash and cash equivalents and other financial instruments.

For a more detailed discussion of our borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Taxation

The total tax benefit in 2016 of £222m represents 8.7% of pre-tax losses and compares to a benefit of £81m or 18.7% of pre-tax losses in 2015. The increased benefit in 2016 is mainly due to the release of deferred tax liabilities relating to tax deductible goodwill that has been impaired. Our overseas profits, which arise mainly in the US, are largely subject to tax at higher rates than that in the UK (which had an effective statutory rate of 20% in 2016 and 20.25% in 2015).Although tax relief on the impairment of goodwill was significant in both 2015 and 2016, this tax relief only related to a portion of goodwill impaired and this has driven the overall tax rate below the effective statutory rates.

Discontinued operations

Profit from discontinued operations in 2015 of £1,175m includes the results to date of sale and the gain on sale of the Financial Times and the Economist. There were no discontinued operations in 2016.

Profit/(loss) for the year

The loss for the financial year in 2016 was £2,335m compared to a profit in 2015 of £823m. The loss in 2016 includes the impairment charge of £2,548m as noted above. The 2015 profit includes the gains on the sale of the Financial Times and Economist partly offset by significant impairment charges in the year.

Earnings/(loss) per ordinary share

The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was a loss of 286.8p in 2016 compared to earnings of 101.2p in 2015 based on a weighted average number of shares in issue of 814.8m in 2016 and 813.3m in 2015. The decrease in earnings per share was due to the decrease in profit for 2016 described above and was not significantly affected by the movement in the weighted average number of shares.

A diluted earnings per ordinary share was not calculated in either 2015 or 2016 as a result of the losses from continuing operations.

Exchange rate fluctuations

Currency movement increased sales by £486m and increased the operating loss by £454m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding our management of exchange rate risks.

Sales and operating profit by segment

The following tables summarize our sales and adjusted operating profit for each of Pearson’s business segments. Adjusted operating profit is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments by separating out those items of income or expenditure relating to acquisition and disposal transactions.

In our adjusted operating profit we have excluded other net gains and losses, acquisition costs, amortization and impairment of acquired intangibles and the cost of major restructuring. The intangible charges relate only to intangible assets acquired through business combinations and acquisition costs are the direct costs of acquiring those businesses. We do not believe these charges are relevant to an understanding of the underlying performance of the Group. Charges relating to acquired intangible assets are non-cash charges that reflect the historical expenditure of the acquired business. These acquired intangible assets continue to be supported by ongoing expenditure that is reported within our adjusted operating profit measure. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are also excluded from adjusted operating profit as it is important to highlight their impact on operating profit, as reported, in the period in which the disposal transaction takes place in order to understand the underlying trend in the performance of the Group. In 2016, the definition of adjusted operating profit has been amended to exclude the cost of major restructuring activity. In January 2016, Pearson announced that it was embarking on a restructuring program to simplify the business, reduce costs and position the company for growth in its major markets. The costs of the program in 2016 are significant enough to exclude from our adjusted operating profit measure so as to better highlight the underlying performance.

A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2016
£m	North America	Core	Growth	PRH	Continuing	Discontinued	Total
Sales	2,981	803	768	—	4,552	—	4,552
	65%	18%	17%	—	100%
Total operating profit	(2,448)	(33)	(100)	84	(2,497)	—	(2,497)

Add back:
Other net gains and losses	12	12	1	—	25	—	25
Acquisition costs	—	—	—	—	—	—	—
Costs of major restructuring	172	62	95	9	338	—	338
Intangible charges	2,684	16	33	36	2,769	—	2,769

Adjusted operating profit: continuing operations	420	57	29	129	635	—	635
Adjusted operating profit: discontinued operations	—	—	—	—	—	—	—

Total adjusted operating profit	420	57	29	129	635	—	635

	66%	9%	5%	20%	100%	—%	100%

	Year Ended December 31, 2015
£m	North America	Core	Growth	PRH	Continuing	Discontinued	Total
Sales	2,940	815	713	—	4,468	312	4,780
	66%	18%	16%	—	100%
Total operating profit	113	21	(586)	48	(404)	1,232	828

Add back:
Other net gains and losses	(19)	5	—	1	(13)	(1,184)	(1,197)
Costs of major restructuring	—	—	—	—	—	—	—
Acquisition costs	—	—	—	—	—	—	—
Intangible charges	386	79	583	41	1,089	3	1,092

Adjusted operating profit: continuing operations	480	105	(3)	90	672	—	672
Adjusted operating profit: discontinued operations	—	—	—	—	—	51	51

Total adjusted operating profit	480	105	(3)	90	672	51	723

	66%	15%	(0)%	12%	93%	7%	100%

North America

North America sales increased by £41m or 1% from £2,940m to £2,981m and adjusted operating profit decreased by £60m, or 13%, from £480m in 2015 to £420m in 2016. We estimate that after excluding the impact of exchange and the contribution from businesses disposed in 2015 and 2016, North America sales declined by 10% in 2016 compared to 2015 due to a significant decline in US higher education courseware, together with anticipated declines in school assessment, due to previously announced contract losses and in school courseware, due to a smaller adoption market and our lower participation rate. The declines were partially offset by growth in professional certification, virtual and blended schools and Online Program Management.

In 2016 we recognized an impairment to our US goodwill. At the end of 2016, following trading in the final quarter of the year, it became clear that the underlying issues in the North American higher education courseware market were more severe than anticipated. These issues related to declining student enrolments, changes in buying patterns of students and correction of inventory levels by distributors and bookshops. As a result, in January 2017, we revised our strategic plans and our estimates for future cash flows and as a consequence made an impairment to North American goodwill of £2,548m. In 2015 we recognized an impairment of £282m following ongoing cyclical and policy related pressures in our main US markets. Also in our results was the cost of the major restructuring program of £172m and other losses on disposal mainly relating to the sale of the Pearson English Business Solutions business. In 2015 we realized a gain on sale of PowerSchool of £30m net of the write down of related software assets. In addition to the gain on PowerSchool there were also small losses on the sale and write down of smaller investments of £11m.

Overall adjusted operating margins in the North America business declined in 2016 to 14.1% compared to 16.3% in 2015 as cost savings from restructuring were more than offset by the margin impact of lower sales particularly in higher education courseware.

North America — courseware

In school courseware, revenue declined 10% with a smaller new Adoption Market and our lower participation rate partially offset by good growth and market share gains in Open Territories resulting from new product launches. Our new adoption participation rate fell from over 90% in 2015 to 64% in 2016 due to our decision not to compete for the California Grades K-8 English Language Arts (ELA) adoption with a core basal program. We won an estimated 30% share of adoptions competed for (31% in 2015) and 19% of total new adoption expenditure of $470m (29% of $730m in 2015) driven by strong performance in Indiana Math and Social Studies and South Carolina Science and Social Studies. In Open Territories, we grew strongly benefiting from our new MyPerspectives program in Grades 6 – 12 ELA, ReadyGen, Investigations 3.0, the extension of enVisionMATH to cover Grades 6 – 8 and growth in our digital reading intervention program, iLit.

In higher education courseware, total US college enrolments fell 1.4%, with combined two-year public and four-year for-profit enrolments declining 5.0%, affected by rising employment rates and regulatory change impacting the for-profit and developmental learning sectors, partially offset by modest growth in combined enrolments at four-year public and private not-for-profit institutions. Net revenues in our US higher education courseware business declined an unprecedented 18% during the year. We estimate 2% of this decline was driven by lower enrolment, particularly in Community College and among older students; 3 – 4% by an accelerated impact from rental in the secondary market; and approximately 12% due to an inventory correction in the channel reflecting the cumulative impact of these factors in prior years. Underlying market share trends remained stable and our market share in the 12 months to January 2017 was 40.4%.

During 2016, we performed strongly in Science and Business & Economics with key titles including: Applying, Biochemistry: Concepts & Connections 1e; Amerman, Human Anatomy & Physiology 1e; Marieb, Human Anatomy & Physiology 10e; Young, Freedman, University Physics 14e and Parkin, Economics 12e. Global digital registrations of MyLab and related products grew 2%. In North America, digital registrations grew

2% with good growth in Science, Business & Economics and Revel partly offset by continued softness in Developmental Mathematics. Skill Builder Adaptive Practice, our in-house adaptive homework solution launched in over 60 titles in 2016. Faculty-generated studies indicate that the use of MyLab, Mastering and Revel programs, as part of a broader course redesign, can support improvements in student test scores and lower institutional cost. Findings from an efficacy study suggest that students in Developmental Mathematics courses who increased their number of homework and quiz attempts in MyMathLab-Developmental increased their odds of passing; and that users of MyLab Writing who complete seven topics or more increase their final exam scores by 14%. In another study at a mid-sized university in the Midwest, during the 2015 – 2016 academic year, students using My IT Lab were able to raise their exam scores by half a letter grade for every seven additional activities attempted. In institutional courseware solutions, Pearson signed 148 large-scale, enterprise adoptions of direct digital access (DDA), where content is purchased via an upfront course fee and integrated with university IT systems. New signings in the year included University of Tennessee — Knoxville and Kentucky State University.

North America — assessment

In school assessment (State and National Assessments), revenues declined 22% due to previously announced contract losses. The states of Arkansas, Mississippi and Ohio discontinued the Partnership for Assessment of Readiness for College and Careers (“PARCC”) assessments and we ceased to administer the majority of the current State of Texas Assessments of Academic Readiness (“STAAR”) contract, as announced in 2015. We replaced the loss from Massachusetts leaving PARCC by winning a five-year sub-contract to deliver Massachusetts’ new custom assessment. We were awarded a one-year emergency contract in Tennessee to score and report 2016 state assessments. Kentucky renewed a contract with Pearson for two years to provide its state assessments in Math, English Language Arts, and Science. Arizona extended Pearson’s contract to provide the English language learner assessments for the 2016 – 2017 school year, while Colorado extended a contract with Pearson to provide PARCC, science and social studies assessments. We won new contracts in Delaware for social studies assessment and a sub-contract to develop high school math and English language arts assessments in Louisiana. We delivered 23.6 million standardized online tests to K-12 students, a reduction of 11% from 2015 due to overall reduction in test counts across contracts. Paper-based standardized test volumes fell 33% to 21.9 million. Digital tests on Pearson’s TestNav platform now account for over 52% of our testing volumes. We launched aimswebPlusTM, an update to our leading formative assessment platform, first launched in 2000.

In professional certification, revenues grew 7% with VUE global test volume up 3% to almost 15 million, boosted by continued growth in IT, professional, US teacher certification programs and strong growth in GED (General Educational Development, the high school equivalency test that is part of a joint venture with the American Council on Education). We renewed our contracts with the Computing Technology Industry Association (CompTIA) for three years, the Florida Department of Business & Professional Regulation for five years, the American Register of Radiologic Technologists (ARRT) for seven years and a contract to administer insurance back office licensing services in North Carolina for five years.

Clinical assessment sales declined 1% following the strong performance over the previous two years driven by the introduction of the fifth edition of the Wechsler Intelligence Scale for Children (WISC-V). Behavior Assessment for Children 3e (BASC) continues to see strong growth; and Q-Interactive, Pearson’s digital solution for clinical assessment administration, saw continued strong growth in licence sales with sub-test administrations up more than 80% over the same period last year.

North America — services

Connections Education, our virtual school business, served nearly 73,000 full-time equivalent students through full-time virtual and blended school programs, up 6% on last year. Connections revenues grew 8%. Five new full-time online, statewide, partner schools opened for the 2016 – 17 school year in Arkansas, Washington, Colorado, Pennsylvania and New Mexico. The 2016 Connections Education Parent Satisfaction Survey showed strong results with 92% of families with students enrolled in full-time online partner schools stating that they would recommend the schools to others.

In Pearson Online Services, our higher education OPM business, course enrolments grew strongly, up over 19% to more than 314,000, boosted by strong growth in Arizona State University Online, new partners and program extensions. We signed 11 new programs in 2016 including two new partners: Eastern Gateway Community College in collaboration with American Federation of State, County and Municipal Employees, and we took over an existing suite of online Nursing programs with Duquesne University. Strong growth in OPM was partially offset by a decline in Learning Studio, which is currently being retired. Overall revenues grew 5%.

Core

Sales in our Core markets decreased by £12m, or 1%, from £815m in 2015 to £803m in 2016 while adjusted operating profit decreased by £48m, or 46%, from £105m in 2015 to £57m in 2016. At constant exchange there and after excluding the closure of Wall Street English Germany, the disposal of other sub-scale businesses and the transfer of some smaller businesses to our Growth segment, Core sales declined by 4% and profits by 51%. The decline was primarily due to expected declines in vocational course registrations in UK schools and courseware. This was partially offset by strong growth in English assessments in Australia and OPM services in the UK and Australia.

In our statutory results in 2016 we recognized restructuring costs of £62m and a loss on closure of Wall Street English Germany of £12m. In 2015 we recognized an impairment to our goodwill of £37m mainly related to our English language teaching businesses in Europe.

Core — courseware

Courseware revenues declined 7%. School revenues declined in smaller markets in Europe and Africa, in Australia as we exited a number of sub-scale market segments and in the UK primary due to a smaller adoption cycle, partially offset by growth in secondary in the UK due to new product launches aligned with our qualifications and the successful delivery of The Crunch food project in partnership with the Wellcome Trust. In higher education courseware, revenues declined in smaller markets, in Australia due to phasing and in the UK as we exited sub-scale market segments. In the UK, 2.1 million pupils are now using a Pearson digital service on ActiveLearn Primary, including Bug Club, up from 1.8 million a year ago. In a randomized control trial, where its impact was periodically assessed, Bug Club was shown to have made a highly statistically significant impact on pupils’ reading, vocabulary and spelling performance, with a greater positive impact in schools with a higher proportion of children receiving free school meals.

Core — assessments

In higher education and School assessment, revenues fell 10%. UK qualifications have been impacted by government policy, where changes to accountability measures have led to lower vocational registrations. As expected, BTEC Firsts registrations in UK schools have begun to stabilize, though overall BTEC and apprenticeship registrations continued to fall in 2016 albeit at a slower rate. GCSE and GCE entries for summer 2016 declined modestly compared with 2015, primarily due to lower AS level entries as a result of a policy-driven shift to more linear courses. We successfully delivered the National Curriculum Test for 2016, marking 3.4 million scripts and successfully implemented the transition from levels to scaled scores.

Clinical assessment grew 9% with Australian revenues benefiting from strong growth in the new edition of the WISC-V. At VUE, revenues declined 1% due to the initial impact of contract renewals. We were awarded contracts: to continue to administer the UK driving theory test for the UK DVSA for four years from September 2016; to continue to provide testing services to the Construction Industry Training Board for four years from April 2017; and to administer the UK Clinical Aptitude Test for five years from January 2017. In France, VUE was awarded a new licence by the Délégation à la Sécurité et à la Circulation Routières (DSCR) du Ministere de l’Intérieur to be one of the providers administering the country’s computer-based driving theory exam throughout France.

The Pearson Test of English (PTE) Academic saw continued strong growth in global test volumes with the Australian Department of Immigration and Border Protection and New Zealand immigration accepting the test for proof of English ability for a range of student visas. The number of professional associations using PTE Academic to credential English language standards of their members continued to grow and now includes the Australian Nursing & Midwifery Accreditation Council. All Australian and NZ universities now accept PTE Academic for admissions purposes, as do most of the UK and Canadian universities, and a growing number of US institutions including Harvard Business School, Yale and Wharton Business School.

Core — services

In higher education services, revenues grew 12%. Our OPM revenues grew 74%. In Australia, we saw strong growth due to our successful partnership with Monash University, led by the Graduate Diploma in Psychology, now one of Monash’s largest postgraduate courses. Our partnership with Griffith University remains strong, with performance driven mainly by the MBA course. In the UK, our ongoing OPM partnership with King’s College London saw us commence teaching in early 2016 of several post graduate Psychology and Law programs. We have signed an additional partnership with Manchester Metropolitan University to launch three online postgraduate degrees in Business Studies in 2017, and have also partnered with another Russell Group University to launch a wide range of online postgraduate programs over the next four years.

Wall Street English revenues grew strongly in Italy as we opened new centers and rolled out the New Student Experience (NSE) in all centers in the country. The NSE delivers a next generation Wall Street English service with adaptive, personalized learning incorporating Pearson’s Global Scale of English. We announced the closure of our unprofitable Wall Street English schools in Germany.

Growth

Growth sales increased by £55m, or 8%, to £768m in 2016 from £713m in 2015. Adjusted operating profit increased by £32m to a profit of £29m in 2016 from a loss of £3m in 2015. We estimate that after excluding the impact of exchange rates and the incremental contribution from businesses disposed in 2015 and 2016 and the transfer of smaller businesses from the Core segment, sales declined by 1%. In China, growth in adult English language learning and English courseware was partly offset by declines in English test preparation. In Brazil, revenues declined due to enrolment declines in our English language learning business, related to macroeconomic pressures. In South Africa, revenues grew strongly with growth in school textbooks, offset by enrolment declines at CTI. In the Middle East, revenues fell significantly due to our previously announced withdrawal from an agreement to run three Saudi Colleges of Excellence, with the colleges transitioning to new providers from 30 June 2015.

Adjusted operating profit increased reflecting the benefits of restructuring and the absence of a contract termination charge in the Middle East which impacted the first half of 2015.

In our statutory results, we included restructuring costs of £95m in 2016. In 2015, reflecting the significant economic and market deterioration in the Group’s operations in emerging markets, we wrote down the balance sheet value of our goodwill and intangibles for businesses in Growth markets by £530m. This represented impairments of £269m for Brazil, £181m for China, £58m for South Africa and £22m for other Growth markets.

In February 2017, Pearson announced the intention to explore potential partnership for our English language learning business Wall Street English (WSE) and possible sale of our English test preparation business Global Education (GEDU).

Growth — courseware

Courseware revenues grew 8%, due to strong growth in school textbook sales in South Africa and English language courseware in China, Argentina and Mexico partially offset by weakness in Brazil. We saw strong growth in registrations for MyEnglishLab boosted by new editions of key titles such as Speakout and Top Notch. Middle East school courseware declined as a result of macroeconomic pressure and lower purchases from key international school clients.

Growth — services

In China, growth in Wall Street English (WSE) was offset by declines at Global Education. Enrolments grew 8% at WSE, to 72,500. We launched the New Student Experience across all 68 WSE China centers, opened two new retail centers in Beijing and Shenzhen and a new corporate training center in Shenzhen. In global education, we transferred two cities to franchisees. Underlying revenue declined with lower enrolments partially offset by an ongoing shift to more premium courses with smaller class sizes.

In Brazil, student enrolment in our sistemas business fell 9% due to attrition in NAME and Dom Bosco partially offset by new students at COC. Revenues grew slightly due to improved mix. Revenues in English language learning fell due to challenging economic conditions, partially offset by an increased footprint for our leading brand in language learning, Wizard, where new school openings expanded the number of franchise schools by 7% to 2,392.At our public sistema NAME, an efficacy study suggested that, after controlling for all of the identified student and school level factors, grade 5 NAME students significantly outperformed comparison students by 28 points in mathematics equating to one level higher attainment in the state Prova Brasil assessment. In another study at our largest private sistema COC, students scored significantly higher than students in similar non-COC schools in Writing, natural sciences, humanities, language, and mathematics.

In South Africa, student enrolment at CTI Education Group and Pearson Institute of Higher Education fell by 25% to 8,500 driven primarily by tightening consumer credit affecting enrolment rates.

In India, Pearson MyPedia, an inside service ‘sistema’ solution for schools comprising print and digital content, assessments and academic support services, expanded to over 200 schools with approximately 56,000 learners in its first full year since launch. PTE Academic saw nearly 50% growth in the volume of tests taken.

Penguin Random House

Pearson owns 47% of Penguin Random House the first truly global consumer book publishing company. Our share of Penguin Random House adjusted operating profits were £129m compared to £90m for 2015.

Penguin Random House delivered a strong profit performance in 2016 with continued net benefits from the merger integration. Revenues declined after a very strong performance in 2015, which was boosted by the success of multi-million sellers Grey and The Girl on the Train, due to the anticipated industry-wide decrease in ebook purchases following 2015’s industry-wide digital-terms changes.

Revenues in 2016 benefited from strong sales of The Girl on the Train by Paula Hawkins, in its second year of publication, and Jojo Moyes’s Me Before You and After You, together with broad resilience of print books, including growing print sales online and increased demand for audio books. The US business published 585 New York Times print and ebook bestsellers in 2016 (2015: 584). The division benefited from multi-million copy successes of The Girl on the Train and two novels from Jojo Moyes. Additional number one adult titles were The Whistler by John Grisham; Night School by Lee Child; Fool Me Once by Harlan Coben; When Breath Becomes Air by Paul Kalanithi; and Ina Garten’s Cooking For Jeffrey. Children’s authors who extended their outstanding sales in 2016 included Dr. Seuss and Roald Dahl, whose The BFG benefited from a movie tie-in; Rick Yancey; James Dashner; Drew Daywalt; Oliver Jeffers; and R. J. Palacio.

The UK business published 202 titles on the Sunday Times bestseller lists (2015: 201). The division’s top-selling hardback was Night School by Lee Child. The Girl On The Train sold over three million copies in multi-formats, and Me Before You and After You cumulatively sold more than 2.5 million. Top-performing children’s franchises were Roald Dahl and the tenth volume in Jeff Kinney’s Diary Of A Wimpy Kid series.

Penguin Random House completed the sale of its travel-content division, Fodors, to Internet Brands, an online media and technology company, on 30 June 2016, and transferred the ownership of Random House Studio, its film and television development and production division, to a division of Bertelsmann.

The integration of Penguin and Random House continued to provide benefits in 2016 including net benefits from the first full year of systems and warehouse combinations in North America and in Spain and Latin America.

With the integration of Penguin Random House complete, and with greater industry-wide stability on digital terms, on February 24, 2017 Pearson announced that it had issued an exit notice regarding our 47% stake in Penguin Random House to our JV partner Bertelsmann SE & Co. KGaA, in the contractual window, with a view to selling our stake or recapitalizing the business and extracting a dividend. We will use proceeds from this action to maintain a strong balance sheet; invest in our business; and return excess capital to shareholders whilst retaining a solid investment grade credit rating.

The Penguin Random House Venture Combined Financial Statements are included in this report on pages F-77 to F-143.

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

Core sales declined by £77m or 9% from £892m in 2014 to £815m in 2015. We estimate that after excluding acquisitions and disposals and the impact of exchange, Core sales declined by 5%. Growth in Pearson Online Services in Australia, Wall Street English in Italy, Clinical Assessment in Germany and the Pearson Test of English in Australia was more than offset by revenue declines in UK qualifications as the business nears the end of a period of policy change. In addition revenue declines at VUE, phasing and market weakness in Australian Higher Education courseware and the focusing of our UK school courseware on products that directly support Pearson Qualifications also contributed to the overall decline.

Growth sales declined by £29m or 4% from £742m in 2014 to £713m in 2015, much of the decline can be attributed to exchange and the strength of sterling against key emerging market currencies. We estimate that after excluding the impact of exchange rates and the incremental contribution from acquisitions made in 2014 sales declined by 1%. In China, revenues grew modestly reflecting strong sales of premium services in our direct delivery English Language Learning businesses offset by list disposals. In Brazil, revenues were stable with good growth in private sistemas and language schools offset by declines in government funded sistemas and language schools. In South Africa, revenues declined significantly due to a smaller textbook adoption cycle and lower enrolments at CTI. In the Middle East, our business was impacted by the withdrawal from contracts in Saudi Arabia.

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

Sales and operating profit by segment

The following tables summarize our sales and adjusted operating profit for each of Pearson’s business segments. Adjusted operating profit is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments by separating out those items of income or expenditure relating to acquisition and disposal transactions.

In our adjusted operating profit we have excluded other net gains and losses, acquisition costs and amortization and impairment of acquired intangibles. The intangible charges relate only to intangible assets acquired through business combinations and acquisition costs are the direct costs of acquiring those businesses. We do not believe these charges are relevant to an understanding of the underlying performance of the Group. Charges relating to acquired intangible assets are non-cash charges that reflect the historical expenditure of the acquired business. These acquired intangible assets continue to be supported by ongoing expenditure that is reported within our adjusted operating profit measure. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are also excluded from adjusted operating profit as it is important to highlight their impact on operating profit, as reported, in the period in which the disposal transaction takes place in order to understand the underlying trend in the performance of the Group.

A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2015
£m	North America	Core	Growth	PRH	Continuing	Discontinued	Total
Sales	2,940	815	713	—	4,468	312	4,780
	66%	18%	16%	—	100%
Total operating profit	113	21	(586)	48	(404)	1,232	828

Add back:
Other net gains and losses	(19)	5	—	1	(13)	(1,184)	(1,197)
Acquisition costs	—	—	—	—	—	—	—
Intangible charges	386	79	583	41	1,089	3	1,092

Adjusted operating profit: continuing operations	480	105	(3)	90	672	—	672
Adjusted operating profit: discontinued operations	—	—	—	—	—	51	51

Total adjusted operating profit	480	105	(3)	90	672	51	723

	66%	15%	(0%)	12%	93%	7%	100%

	Year Ended December 31, 2014
£m	North America	Core	Growth	PRH	Continuing	Discontinued	Total
Sales	2,906	892	742	—	4,540	343	4,883
	64%	19%	16%	—	100%
Total operating profit	336	90	(93)	15	348	325	673

Add back:
Other net gains and losses	(2)	—	—	—	(2)	(273)	(275)
Acquisition costs	2	1	3	—	6	—	6
Intangible charges	108	21	132	54	315	3	318

Adjusted operating profit: continuing operations	444	112	42	69	667	—	667
Adjusted operating profit: discontinued operations	—	—	—	—	—	55	55

Total adjusted operating profit	444	112	42	69	667	55	722

	61%	15%	6%	10%	92%	8%	100%

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

North America — courseware

In school courseware, revenue declined year on year despite strong market share performance primarily due to a smaller overall adoption market as compared to 2014. Overall market share increased slightly driven by a strong performance in new adoption markets where we won 31% (2014: 25%) of new adoptions competed for, or 29% (2014: 25%) of the total new adoption market of $730m in 2015 (2014: $910m), led by a strong performance in Grades K-6 Social Studies in Texas and Indiana and in Grades K-6 Science in Oklahoma. We expanded iLit, our digital reading intervention program, covering a broader range of students including English Language Learners. Research studies show that students using iLit gain two or more years of reading growth in a year using this tablet based program. We launched ReadyGEN, a K-6 reading series and enVisionMATH2.0, the newest offering in the highly successful enVisionMATH K-6 math program.

Gross higher education courseware revenues fell 1.5% (compared to industry gross revenue declines of 2.7%) due to lower college enrolments offset by market share gains. Net revenues declined 5.7% (compared to industry net declines of 7.5%) reflecting the impact of higher returns. Our market share in courseware benefited from strong performance from key titles including: Hubbard Economics 5e, Hibbeler Engineering Mechanics 14e and Marieb Human Anatomy & Physiology 10e.

Global digital registrations of MyLab and related products grew 3% to nearly 13 million. In North America, digital registrations grew 3% to almost 11 million with good growth in Science, Business & Economics, Statistics, REVEL and skills applications like Pearson Writer, offset by softness in developmental Mathematics. Faculty generated case studies indicate that the use of MyLab programs, as part of a broader course redesign, can support improvements in student test scores and lower institutional cost. We launched a suite of features that include Adaptive Practice in our MyLabs to personalize subjects including mathematics and nursing practice, Predictive Analytics Early Alerts in Mastering to help science instructors support at-risk students, gamification features in Business and rich learning analytics dashboards in numerous products that offer deep insight into students’ progress, performance and engagement.

North America — assessment

In State and National school Assessments, revenues for the full year declined due to contract losses. High-stakes online test volumes grew strongly, up 130% on 2014 to 26.4 million, as customers transitioned to computer based testing. Paper based high stakes test volumes grew 3% to 32.7 million. Pearson successfully delivered English Language Arts and Math PARCC assessments to over 4.8 million students across 11 states and the District of Columbia. ACT Aspire delivered Common Core aligned college and career readiness assessments to 1.3 million students up 67% from 2014 and was chosen for three new state-wide deployments in 2016. The states of Arkansas, Mississippi and Ohio will discontinue PARCC assessments in 2016. We were awarded contracts to deliver the Indiana Statewide Test of Educational Progress (ISTEP); renewed the Puerto Rican Tests of Academic Achievement (PPAA) and parts of the assessments contract awarded by the Texas Education Agency; and extended our contracts to administer the Mississippi Science Test and Mississippi Subject Area Testing Program. We ceased to administer the majority of the current Texas STAAR contract in September 2015. Pearson extended its partnership with the College Board for the SAT assessment with the award of a five-year contract for processing of the redesigned SAT and PSAT assessments. Pearson will continue to provide the essay-scoring component for the SAT until March 2016.

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

North America — services

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

Core

Sales in our Core markets decreased by £77m, or 9%, from £892m in 2014 to £815m in 2015 while adjusted operating profit decreased by £7m, or 6%, from £112m in 2014 to £105m in 2015. At constant exchange there was a decline in sales of 5% and a decline in profits of 1%. Acquisitions and disposals were not significant in the Core segment in either 2015 or 2014. Growth in Pearson Online Services in Australia, Wall Street English in Italy, Clinical Assessment in Germany and the Pearson Test of English in Australia was more than offset by revenue declines in UK qualifications as the business nears the end of a period of policy change, revenue declines at VUE, phasing and market weakness in Australian Higher Education courseware and the focusing of our UK school courseware on products that directly support Pearson Qualifications. Adjusted operating profit declines were due to lower revenue offset by tight cost control.

In our statutory results in 2015 we recognized an impairment to our goodwill of £37m mainly related to our English language teaching businesses in Europe.

Core — courseware

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

In higher education courseware, UK revenues declined, primarily due to a weak market. In Australia, revenues declined significantly due to phasing and market weakness.

Core — assessment

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

Core — services

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

Growth

Growth sales decreased by £29m, or 4%, to £713m in 2015 from £742m in 2014. Adjusted operating profit decreased by £45m to a loss of £3m in 2015 from a £42m profit in 2014. At constant exchange rate sales were flat compared to 2014. In China, revenues grew modestly reflecting strong sales of premium services in our direct delivery English Language Learning businesses offset by list disposals. In Brazil, revenues were stable with good growth in private sistemas and language schools offset by declines in government funded sistemas and language schools. In South Africa, revenues declined significantly due to a smaller textbook adoption cycle and lower enrolments at CTI, due to a reduction in the number of qualified students graduating from high school and tightening consumer credit affecting re-enrolment rates. In the Middle East, our business was impacted by the withdrawal from the Saudi Colleges of Excellence contracts.

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

In February 2017, Pearson announced the intention to explore potential partnership for our English language learning business Wall Street English (WSE) and possible sale of our English test preparation business Global Education (GEDU).

Growth — courseware

In South Africa, there was continued pressure on Government spending on textbooks due to budget pressures, which resulted in the value of the textbook market falling 60% from a peak of R2.9bn in 2013 to an estimated R1.15bn in 2015. We continued to perform well competitively and maintained a leading market share.

In India, Higher Education courseware revenues grew strongly.

We launched around 30 new MyEnglishLab products including Top Notch 3e and Progress. MyTOEFLLab and the second edition of MyIELTSLab successfully launched in China in WSE and Global Education. Global student registrations for MyEnglishLab and other ELT digital courseware grew 14% to 739,000. Pearson Test of English grew strongly in India.

Growth — services

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

With the integration of Penguin Random House complete, and with greater industry-wide stability on digital terms, on February 24, 2017 Pearson announced that it had issued an exit notice regarding our 47% stake in Penguin Random House to our JV partner Bertelsmann SE & Co. KGaA, in the contractual window, with a view to selling our stake or recapitalizing the business and extracting a dividend. We will use proceeds from this action to maintain a strong balance sheet; invest in our business; and return excess capital to shareholders whilst retaining a solid investment grade credit rating.

The Penguin Random House Venture Combined Financial Statements are included in this report on pages F-77 to F-143.

Liquidity and capital resources

Cash flows and financing

Net cash generated from operations increased by £4m (or 1%) to £522m in 2016 from £518m in 2015 reflecting lower cash incentive payments and tight working capital partially offset by restructuring spend and higher pension deficit payments. Net cash generated from operations decreased by £186m (or 26%) to £518m in 2015 from £704m in 2014 reflecting the impact of lower sales, higher returns in US Higher Education and increased debtor days, primarily in North America.

Net interest paid in 2016 was the same as 2015 at £51m and reflects the similar interest charge for the year after taking out the one-off release of accrued interest in 2015 following agreement of historical tax positions. Net interest paid in 2015 was lower than 2014 at £51m reflecting lower interest on bonds (following repayments), lower average net debt and higher interest income on cash balances held in emerging markets.

Capital expenditure on property, plant and equipment and software intangibles was £245m in 2016, £247m in 2015 and £182m in 2014. The expenditure in 2016 on both tangible and intangible capital is largely attributed to the continuing investment in enabling function technology designed to lower administrative costs. The increase in 2015 was entirely due to investment in software and technology platforms as the Group sought to harmonize and expand its technology capabilities.

The acquisition of subsidiaries, joint ventures and associates accounted for a cash outflow of £15m in 2016 against £20m in 2015 and £460m in 2014. There were no major acquisitions in 2016 or 2015. The major acquisition in 2014 was of Grupo Multi for £437m.

The sale of subsidiaries and associates produced a net cash outflow of £50m compared to an inflow of £1,409m in 2015 and an inflow of £366m in 2014. There were no significant disposals of subsidiaries and associates in 2016. The cash outflow in 2016 relates primarily to the disposal of the FT Group in 2015. The cash inflow in 2015 relates to the proceeds on the sale of the Financial Times of £858m, the proceeds on the sale of The Economist Group of £377m and proceeds on the sale of PowerSchool £222m. The cash inflow in 2014 primarily relates to the proceeds on sale of Mergermarket of £375m, less associated costs.

The cash outflow from financing of £697m in 2016 reflects a broadly flat dividend payment compared to 2015 and the repayment of a $350m US Dollar note. The cash outflow from financing of £364m in 2015 reflects a further 7% increase in the dividend, the repayment of a £300m Sterling bond, offset in part by the proceeds from the issue of a €500m Euro note. The cash outflow from financing of £534m in 2014 reflects a 7% increase in the dividend, the repayment of a $400m US dollar bond and a £250m sterling bond, offset in part by proceeds from the issue of a €500m Euro note.

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

At December 31, 2016, our net debt was £1,092m compared to £654m at December 31, 2015 reflecting the strengthening of the US Dollar relative to Sterling and restructuring costs paid. Net debt is defined as all short-term, medium-term and long-term borrowing (including finance leases), less all cash, cash equivalents and liquid resources. Cash equivalents comprise short-term deposits with a maturity of up to 90 days, while liquid resources comprise short-term deposits with maturities of more than 90 days and other marketable instruments which are readily realizable and held on a short-term basis. Total Short-term, medium-term and long-term borrowing amounted to £2,468m at December 31, 2016, compared to £2,330m at December 31, 2015 reflecting the repayment of a $350m US Dollar note and exchange movements (primarily the strengthening of the US dollar against Sterling). At December 31, 2016, total cash and liquid resources were £1,459m, compared to £1,703m at December 31, 2015. This decrease reflects the payment of restructuring costs and investment in capital expenditure.

To ensure efficient use of the cash balances we held at 31 December 2016, we announced that we will trigger the early repayment option on our $550m 6.25% Global dollar bonds 2018. These bonds were fully redeemed on March 28, 2017.

Contractual obligations

The following table summarizes the maturity of our borrowings, our obligations under non-cancelable leases, and pension funding obligations, exclusive of anticipated interest payments. Due to the variability of future interest payments, these have been excluded from the table below.

	At December 31, 2016
	Total	Less than one year	One to two years	Two to five years	After five years
	£m	£m	£m	£m	£m
Gross borrowings:
Bank loans, overdrafts and commercial paper	39	39	—	—	—
Bonds	2,420	—	723	453	1,244
Finance lease obligations	9	5	3	1	—
Operating lease obligations	1,322	174	147	340	661
UK Pension funding obligations	250	250	—	—	—

Total	4,040	468	873	794	1,905

At December 31, 2016 the Group had capital commitments for fixed assets, including finance leases already under contract, of £9m (2015: £8m). There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal and royalty claims. None of these claims or guarantees is expected to result in a material gain or loss.

In 2014, the Group negotiated a new $1,750m committed revolving credit facility with an initial maturity date of August 2019, extended to August 2020 in 2015. During 2016, the Group extended the maturity date of this facility to August 2021. The facility requires the Group to pay an annual commitment fee of 0.1575%, payable quarterly, on the unused amount of the facility.

Off-Balance sheet arrangements

The Group does not have any off-balance sheet arrangements, as defined by the SEC for the purposes of Form 20-F, that have or are reasonably likely to have a material current or future effect on the Group’s financial position or results of operations.

Borrowings

The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets.

We have in place a committed revolving credit facility of $1.75bn, which matures in August 2021. At December 31, 2016, the full $1.75bn was available under this facility. This credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:

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

Related parties

There were no significant or unusual related party transactions in 2016, 2015 or 2014. Refer to note 35 in “Item 18. Financial Statements”.

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

The following table sets forth information concerning directors, as of February 28, 2017.

Name	Age	Position
Sidney Taurel	68	Chairman
John Fallon	54	Chief Executive
Elizabeth Corley, CBE	60	Non-executive Director
Vivienne Cox, CBE	57	Senior Independent Director
Josh Lewis	54	Non-executive Director
Linda Lorimer	64	Non-executive Director
Harish Manwani	63	Non-executive Director
Tim Score	56	Non-executive Director
Lincoln Wallen	56	Non-executive Director
Coram Williams	43	Chief Financial Officer

Sidney Taurel

Appointed January 1, 2016. Member of the nomination & governance and remuneration committees.

Sidney has over 40 years of experience in business and finance, and is currently a board director and chairman of the Compensation Committee at IBM Corporation. Sidney is an advisory board member at pharmaceutical firms Takeda Pharmaceutical and Almirall. He was chief executive officer of global pharmaceutical firm Eli Lilly and Company from 1998 until 2008, chairman of the business from 1999 until 2008, and has been chairman emeritus since 2009. He was also a director at McGraw-Hill Financial, Inc., a role which he held from 1996 until April 2016. Sidney has received three US presidential appointments to: the Homeland Security Advisory Council, the President’s Export Council and the Advisory Committee for Trade Policy and Negotiations, and is an officer of the French Legion of Honour.

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

Elizabeth Corley, CBE

Appointed May 1, 2014. Chairman of the remuneration committee and member of the audit and nomination & governance committees.

Elizabeth is non-executive vice chair of Allianz Global Investors, where she was chief executive officer, initially for Europe then globally, from 2005 to 2016. She was previously at Merrill Lynch Investment Managers and Coopers & Lybrand. Elizabeth is a director of the FICC Markets Standards Board, a member of the ESMA stakeholder group and the advisory council of TheCityUK. She is a non-executive director of BAE Systems plc and the Financial Reporting Council. In addition, she is a member of FEAM’s management committee, the CFA Institute Board of Governors, the Committee of 200 and a trustee of the British Museum. She is a fellow of the CFA UK Society and the Royal Society of Arts and is also a crime fiction author.

Vivienne Cox, CBE

Appointed on January 1, 2012. Chairman of the nomination & governance committee and member of the audit and reputation & responsibility committees.

Vivienne has wide experience in energy, natural resources and business innovation. She worked for BP plc for 28 years in global roles including executive vice president and chief executive of BP’s gas, power and renewables business and its alternative energy unit. She is non-executive director of Stena International and chairman of the supervisory board of Vallourec, a leader in the seamless steel pipe markets. She is also non-executive director at pharmaceutical company GlaxoSmithKline plc. She is lead independent director at the UK Department for International Development.

Josh Lewis

Appointed on March 1, 2011. Member of the remuneration and nomination & governance committees.

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

Linda Lorimer

Appointed July 1, 2013. Chairman of the reputation & responsibility committee and member of the audit committee.

Linda spent almost 40 years serving higher education. She retired from Yale in spring 2016 after 34 years at the university where she served in an array of senior positions including vice president for Global & Strategic Initiatives. She oversaw the development of Yale’s burgeoning online education division and the expansion of Yale international programs and centers. During her tenure, she was responsible for many administrative services, ranging from Yale’s public communications and alumni relations to sustainability, human resources, and the university press. Previously, Linda was president of Randolph-Macon Woman’s College and chair of the board of the Association of American Colleges and Universities. She also served on the boards of several public companies, including as presiding director of the McGraw-Hill companies. She is a member of the Trilateral Commission and the Council on Foreign Relations.

Harish Manwani

Appointed October 1, 2013. Member of the nomination & governance and reputation & responsibility committees.

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

Tim Score

Appointed January 1, 2015. Chairman of the audit committee and member of the nomination & governance and remuneration committees.

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

Lincoln Wallen

Appointed January 1, 2016. Member of the audit and reputation & responsibility committees.

Lincoln is CEO of DWA Nova, a software-as-a-service company born out of DreamWorks Animation Studios in Los Angeles. He has worked at DreamWorks Animation for nine years in a variety of roles including chief technology officer and head of animation technology. He was formerly CTO at Electronic Arts Mobile where he was instrumental in shaping EA’s approach to the mobile business. Lincoln’s early career involved 20 years of professional IT and mathematics research, including a reader in Computer Science at Oxford. Lincoln graduated from Durham University in 1981 with a BSc in Mathematics and Physics, before completing his PhD in Artificial Intelligence at the University of Edinburgh. Lincoln is a non-executive director of the Smith Institute, an advisory board member of Hewlett Packard Enterprise and a member of the STEM Advisory Committee of the National Academy foundation.

Coram Williams

Appointed August 1, 2015.

Coram joined Pearson in 2003 and has held a number of senior positions including finance and operations director for Pearson’s English Language Teaching business in Europe, Middle East & Africa, interim president of Pearson Education Italia and head of financial planning and analysis for Pearson. In 2008 Coram became CFO of The Penguin Group and was latterly appointed CFO of Penguin Random House in 2013. Coram trained at Arthur Andersen, and subsequently worked in both the auditing and consulting practices of the firm. He is a non-executive director of the Guardian Media Group.

The following table sets forth information concerning the executive committee, as at February 28, 2017

Name	Position
Sir Michael Barber	Chief Education Advisor
Tim Bozik	President, Global Product
Rod Bristow	President, Core Markets
Kevin Capitani	President, North America
Giovanni Giovannelli	President, Growth Markets
Albert Hitchcock	Chief Technology and Operations Officer
Kate James	Chief Corporate Affairs and Global Marketing Officer
Bjarne Tellmann	General Counsel and Chief Legal Officer
Bob Whelan	President, Pearson Assessments
Melinda Wolfe	Chief Human Resources Officer

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

Tim Bozik

Tim is President, Global Product at Pearson and has extensive experience in product development and higher education. He joined Pearson in 1983 as a sales representative and has since held several leadership roles in product and general management, including recent posts as President of US higher education and global higher education. His work has included a focus on digital products and services, smart design, personalized learning, improving outcomes and bringing education and employment closer together.

Rod Bristow

Rod Bristow is President, UK & Core Markets for Pearson. Core Markets include those 100+ countries with, in general, developed economies and education systems. In 2010, Rod became President for Pearson UK and was appointed to lead all other Core Markets for Pearson in January 2014. Rod has worked in education, publishing and assessment for 30 years in universities, schools, colleges, professional training and learning technologies in the UK and internationally. He is a Trustee for the Education and Employers Taskforce, a Fellow of the Royal Society for Arts, Governor for Sir Charles Kao University Technical College and past President of the Publishers Association. He is also Chair of the judging panel for the National Teaching Awards. Rod is a graduate of University College London.

Kevin Capitani

Kevin is President of North America at Pearson. Kevin’s background is in developing collaborative teams and fostering growth in customer-focused businesses. He has worked, managed and led in global, highly matrixed, and technology organizations. Prior to Pearson, Kevin was general manager and chief operating officer for the enterprise software company, SAP. Throughout his career he has worked with Fortune 500 companies across multiple geographies and industries.

Giovanni Giovannelli

Gio is President, Growth Markets having joined Pearson as Managing Director of Pearson Brazil. Gio was previously CEO of Grupo Multi, Brazil’s leading English language learning business, which was acquired by Pearson in December, 2013. Prior to Multi, he held CEO positions in Brazil across a number of sectors, including energy, mining and HR services. Gio is a board member of Natura (cosmetics and beauty products), listed in the Sao Paulo Stock Exchange BOVESPA. Gio earned his undergraduate degree in Italy’s Bocconi University, holds a Ph.D. in Economics from the American University in Washington DC and is an OPM graduate of Harvard Business School.

Albert Hitchcock

Albert Hitchcock is Chief Technology and Operations Officer for Pearson, where he joined the Executive team in March 2014. Albert is responsible for the Technology & Operations organization within Pearson. In this role Albert leads digital product development, enterprise technology and operations encompassing supply chain, procurement, customer service and real estate. He previously held the position of Group Chief Information Officer at Vodafone and prior to this was Global CIO at Nortel. Albert is a Fellow of the Institute of Engineering and Technology and a Chartered Engineer.

Kate James

Kate joined Pearson in January 2014. A member of the Pearson Executive, as Chief Corporate Affairs and Global Marketing Officer she oversees communications, marketing and the Pearson brand, government and regulatory relations, investor relations and the company’s social impact work. Prior to joining Pearson, Kate was Chief Communications Officer for the Bill & Melinda Gates Foundation, leveraging the Foundation’s voice in support of the organization’s global and domestic initiatives. Before that, she held senior leadership roles in the financial services industry including heading communications globally at Citibank and leading the advocacy and sustainability practice at Standard Chartered Bank.

Bjarne Tellmann

Bjarne is General Counsel and Chief Legal Officer of Pearson. He previously worked across Europe, Asia and the United States in various capacities with The Coca-Cola Company, most recently as Associate General Counsel. He has also held various legal positions at Kimberly-Clark and the law firms of Sullivan & Cromwell LLP and White & Case LLP. He holds a J.D. with honors from the University of Chicago, a M.Sc. (Econ.) from The London School of Economics, and has completed Harvard Law School’s Leadership in Corporate Counsel program.

Bob Whelan

Bob is President, Pearson Assessment and has significant expertise in assessment and growing businesses. As President and Chief Executive Officer of Pearson VUE since January 2000, Bob led Pearson’s growth as a global leader in computer-based assessments. He now leads Pearson’s combined assessments businesses including K12 and clinical assessment as well as Pearson VUE. Bob received his BA from the University of Alabama in finance and economics.

Melinda Wolfe

In September 2013, Melinda Wolfe joined Pearson, becoming the company’s first Chief Human Resources Officer charged with renewing Pearson’s focus on its people at a time of major transformation of its education business. Over her career, she has led talent initiatives with a passionate focus on diversity at global companies including Bloomberg, American Express and Goldman Sachs. She began her career at Merrill Lynch, managing billions of dollars of project finance and public power transactions for public and private sector clients over a 14-year period. Melinda is a board member of Auburn Seminary, the Center for Talent Innovation, Planned Parenthood of New York City and ZanaAfrica.

Compensation of senior management

It is the role of the remuneration committee (the committee) to approve the remuneration and benefits packages of the executive directors and other members of the Pearson Executive.

The principal duties of the committee are to:

a)	Determine and regularly review the remuneration policies for the executive directors, the presidents and other members of the Pearson executive management (who report directly to the CEO), and overview the approach for the senior leadership group. These policies include base salary, annual and long-term incentives, pension arrangements, any other benefits and termination of employment.

b)	Regularly review the implementation and operation of the remuneration policy for executive management and approve the individual remuneration and benefits packages of the executive directors.

c)	Approve the design of, and determine targets for, any performance-related pay plans operated by the group for Pearson executive management and approve the total payments to be made under such plans.

d)	Review the design of the company’s long-term incentive and other share plans operated by the group and where relevant recommend such plans for approval by the board and shareholders.

e)	Advise and decide on general and specific arrangements in connection with the termination of employment of executive directors.

f)	Review and approve corporate goals and objectives relevant to executive directors’ remuneration and evaluate the executive directors’ performance in light of those goals and objectives.

g)	Delegated responsibility for determining the remuneration and benefits package of the chairman of the board.

h)	Ensure the company maintains an appropriate level of engagement with its shareholders and shareholder representative bodies in relation to the remuneration policy and its implementation.

i)	Appoint and set the terms of engagement for any remuneration consultants who advise the committee and monitor the cost of such advice.

Remuneration policy

The 2017 directors’ remuneration policy (2017 policy) described below will be put to shareholders for binding vote at the Annual General Meeting to be held on 5 May 2017. Subject to shareholder approval, the effective date of this policy will be 5 May 2017. However, it is proposed, subject to approval at the AGM, that changes to executive director incentives be made effective from the start of the 2017 performance periods. The intention of the committee is that the policy will remain in place for three years from the date of its approval.

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

Consistent with its policy, the committee places considerable emphasis on the performance-linked elements i.e. annual and long-term incentives. The committee will continue to review the mix of fixed and performance- linked remuneration on an annual basis, consistent with its overall philosophy.

Base salary

Base salaries are set to provide the appropriate rate of remuneration for the job, taking into account relevant recruitment markets, business sectors and geographic regions. Base salaries may be set in sterling or the local currency of the country in which the director is based.

Base salaries are normally reviewed annually for the following year taking into account: general economic and market conditions; the level of increases made across the company as a whole; particular circumstances such as changes in role, responsibilities or organization; the remuneration and level of increases for executives in similar positions in comparable companies; and individual performance.

For benchmarking purposes, we review remuneration by reference to different comparator groups. We look at survey data from: select UK human capital-intensive businesses; and UK and US ‘media convergence’ companies with a focus on digital, information services and technology.

These companies are of a range of sizes relative to Pearson, but the method our independent advisers, Willis Towers Watson, use to make comparisons on remuneration takes this variation in size into account.

We also look at publicly disclosed and proxy data for global media convergence comparators with a focus on media and technology and consider base salary levels within the broader FTSE 100. We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our remuneration was not competitive.

Base salaries are paid in cash via the regular employee payroll (monthly in the UK and every two weeks in the US) and are subject to all necessary withholdings.

No malus or claw back provisions apply to base salary.

Base salary increases for executive directors will not ordinarily exceed 10% per annum and will take account of the base salary increases elsewhere within the company.

The committee will retain the discretion to deliver base salary increases up to 25% over the normal maximum limit in specific individual situations including internal promotions and material changes to the business or the role. This discretion will be exercised only in exceptional circumstances and the committee would consult with major shareholders before doing so, proceeding only where there was clear consensus in favor among those consulted.

Allowances and benefits

Allowances and benefits comprise cash allowances and non-cash benefits and inter alia include: travel-related benefits (comprising company car, car allowance and private use of a driver); health-related benefits (comprising health care, health assessment and gym subsidy); and risk benefits (comprising additional life cover and long-term disability insurance that are not covered by the company’s retirement plans). Allowances may also include, where appropriate, location and market premium and housing allowance although no continuing director is in receipt of such allowances.

Allowances and benefits received in 2016 are set out in the annual remuneration report.

Directors are also covered by the company’s directors’ and officers’ liability insurance and an indemnity in respect of certain third-party liabilities.

Other benefits may be offered on the same terms as to other employees. Allowances and benefits do not form part of pensionable earnings.

No malus or claw back provisions apply to allowances and benefits.

The provision and level of cash allowances and non-cash benefits are competitive and appropriate in the context of the local market.

The total value of cash allowances and non-cash benefits for executive directors will not ordinarily exceed 15% of base salary in any year, other than in the case of increases in the cost of benefits that are outside Pearson’s control and changes in benefit providers. The committee will retain the further discretion to deliver a total value of benefits up to 25% above the normal limit in specific individual situations including changes in individual circumstances such as health status and changes in the role such as relocation. This discretion will be exercised only in exceptional circumstances and the committee would consult with major shareholders before doing so, proceeding only where there was clear consensus in favor among those consulted.

Executive directors are also eligible to participate in savings-related share acquisition programs in the UK, US and rest of world, which are not subject to any performance conditions, on the same terms as other employees.

Retirement benefits

New employees in the UK are eligible to join the Money Purchase 2003 section of the Pearson Group Pension Plan.

Under the Money Purchase 2003 section of the Pearson Group Pension Plan, normal retirement age is 62, but, subject to company consent, retirement is currently possible from age 55 or earlier in the event of ill-health. During service, the company and the employee make contributions into a pension fund. Account balances are used to provide benefits at retirement. Pensions for a member’s spouse, dependent children and/or nominated financial dependents are payable on death.

Depending on when they joined the company, directors may participate in the Final Pay section of the Pearson Group Pension Plan, which is closed to new members.

Under the Final Pay section of the Pearson Group Pension Plan, normal retirement age is 62, but, subject to company consent, retirement is currently possible from age 55 or earlier in the event of ill-health. During service, the employee makes a contribution of 5% of pensionable salary and the pension fund builds up based on final pensionable salary and pensionable service. The accrued pension is reduced on retirement prior to age 60. Pensions for a member’s spouse, dependent children and/or nominated financial dependents are payable on death.

Executive directors may be entitled to additional pension benefits to take account of the cap on the amount of benefits that can be provided from the all-employee pension arrangements in the UK.

Members of the Pearson Group Pension Plan who joined after May 1989 are subject to an upper limit of earnings that can be used for pension purposes, known as the earnings cap. This limit, £108,600 as at 6 April 2006, was abolished by the Finance Act 2004. However, the Pearson Group Pension Plan has retained its own ‘cap’, which will increase annually in line with the UK Government’s Index of Retail Prices (All Items). The cap was £150,600 as at 6 April 2016.

UK executive directors who are, or become, affected by the lifetime allowance or new hires who opt out of membership of the Plan may be provided with a cash supplement of normally up to 26% of salary as an alternative to further accrual of pension benefits.

No malus or claw back provisions apply to retirement benefits.

In the UK, company contributions for eligible employees to the Money Purchase 2003 section of the Pearson Group Pension Plan amount up to 16% of pensionable salary (double the amount of the employee contribution, which is limited according to certain age bands).

If any executive director is from, or works, outside the UK, the committee retains a discretion to put in place retirement benefit arrangements for that director in line with local market practice including defined benefit pension arrangements operated by Pearson locally. The maximum value of such arrangement will reflect local market practice at the relevant time.

The committee will also honor all pre-existing retirement benefit obligations, commitments or other entitlements that were entered into by a member of the Pearson Group before that person became a director.

The pension entitlements of each director are as follows:

John Fallon	Member of the Pearson Group Pension Plan with an accrual rate of 1/30th of pensionable salary per annum, restricted to the plan earnings cap (£150,600 per annum in 2016/17). Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on his behalf. Since April 2006, he has received a taxable and non-pensionable cash supplement in replacement of the FURBS. There are no enhanced early retirement benefits.

Coram Williams	Member of the Pearson Group Pension Plan with an accrual rate of 1/60th of pensionable salary per annum , restricted to the plan earnings cap (£150,600 per annum in 2016/17), with continuous service with a service gap. There are no enhanced early retirement benefits.

Annual incentives

Annual incentive does not form part of pensionable earnings.

Measures and performance targets are set by the committee at the start of the year with payment made after year-end following the committee’s assessment of performance relative to targets.

The plan is designed to incentivize and reward underlying performance. Actual results are adjusted to remove the effect of foreign exchange and portfolio changes (acquisitions and disposals) and other relevant factors that the committee considers do not reflect the underlying performance of the business in the performance year.

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

For the chief executive officer, the individual maximum incentive opportunity that will apply for 2017 is 180% of base salary and 170% for the chief financial officer (which are the same opportunities as applied for 2016).

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

The funding of annual incentives will normally be related to the performance against financial and strategic imperatives performance targets. For 2017 and onwards, financial metrics will normally account for at least 75% of the total annual opportunity and be related to the performance against targets for Pearson’s adjusted earnings per share and/or operating profit, sales, and operating cash flow. For 2017, the weightings will be: adjusted earnings per share 22.5%, operating profit 22.5%, sales 15% and operating cash flow 15%. The remaining total annual opportunity will be subject to performance metrics linked to strategic imperatives set by the committee as it considers appropriate in each year. These will be linked to:

a)	Competitive performance: Holding or gaining share in major markets Higher Education direct/ecommerce sales to consumers

b)	Transformation: Delivery of Enabling Program milestones to upgrade the customer experience, accelerate the digital transformation and the delivery of on-going cost, efficiency and process transformations

c)	Culture, talent & brand: Improvement in brand favorability and year-on-year improvement in employee engagement survey scores

Each metric will be measured, using third party data or externally audited internal data (where third party data is not available or applicable). Performance metrics linked to strategic imperatives can be selected annually to support Pearson’s transformation strategy.

A pay-out will only be made if a minimum level of performance has been achieved under the financial metrics, as determined by the committee each year.

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

The performance period is one year.

Long-term incentives

Awards of restricted shares are made on an annual basis.

Awards of restricted shares for executive directors vest on a sliding scale based on performance against stretching corporate performance targets measured at the end of the three-year performance period.

Performance will continue to be tested over three years and 75% of the vested shares will be released at that point. However, there is a mandatory restriction on participants’ ability to dispose of the 75% of the vested shares (other than to meet personal tax liabilities) for a further two years. Furthermore, participants’ rights to the release of the 25% of the vested shares will be subject to continued employment over the same period.

Where shares vest, participants also receive additional shares representing the gross value of dividends that would have been paid on these shares during the performance period and reinvested.

The plan permits awards of restricted shares to be made that are not subject to performance conditions to satisfy reward and retention objectives.

However, other than in the circumstances described in the recruitment section of this policy below, it is the company’s policy not to award restricted shares to executive directors without performance conditions.

The long-term incentive plan also provides for the grant of stock options. Whilst it is not the committee’s intention to grant stock options in 2017 or the foreseeable future, the committee believes that it should retain the flexibility of granting stock options in addition to, or instead of, restricted stock awards in the right circumstances. Any decision by the committee to grant stock options in the future would take account of best practice prevailing at the time. The committee would consult with shareholders before granting stock options to executive directors.

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

The committee also reserves, in the same special circumstances, a right to reclaim or claw back payouts or awards that have already been released.

We set the level of individual awards by taking into account: the face value of individual awards at the time of grant, assuming that performance targets are met in full; market practice for comparable companies and market assessments of total remuneration from our independent advisers; individual roles and responsibilities; and company and individual performance.

Restricted share awards to executive directors may normally be made up to a maximum face value of 400% of base salary. Awards in excess of 400% of base salary (and up to 25% over the normal maximum limit) may be made in exceptional circumstances, for example, for retention purposes or to reflect particular business situations. This discretion will be exercised only in exceptional circumstances and the committee would consult with major shareholders before doing so, proceeding only where there was clear consensus in favor among those consulted.

The committee retains flexibility to make exceptional awards of up to 25% above the normal limit in specific circumstances. The reasons for any such exceptional awards will be disclosed in the annual report for the year in which they are made. The value of awards at pay-out is subject to the extent to which performance and any other conditions are met and the share price at the time of vesting.

Whilst it is not the committee’s intention to grant stock options in 2017 or the foreseeable future, the maximum value of stock option awards would be the equivalent expected value of, and in place of, the maximum restricted share awards set out above, based on an independent assessment of their net present value taking into account all the conditions.

The committee will determine the performance measures, weightings and targets governing an award of restricted shares prior to grant to ensure continuing alignment with strategy and to ensure that targets are sufficiently stretching.

The committee establishes a threshold below which no pay-out is achieved and a maximum at or above which the award pays out in full.

The proportion of the award that vests at threshold level of performance under each performance condition is 25%.

For 2017 and onwards, awards will normally be subject to the achievement of targets for earnings per share, return on invested capital and relative total shareholder return. For 2017, and following shareholder consultation, the weighting of the performance metrics within the Pearson long-term incentive plan will be changed to 40% earnings per share, 30% return on invested capital and 30% relative total shareholder return (previously, one half, one third and one sixth, respectively).

As with restricted shares, the committee will determine the performance conditions that apply to any awards of stock options prior to grant. The intention would be that these conditions would be the same as apply to restricted shares.

Total shareholder return (TSR) is the return to shareholders from any growth in Pearson’s share price and reinvested dividends over the performance period. For long-term incentive awards made in 2017 and onwards, TSR will be measured relative to the constituents of the FTSE 100 over a three-year period. Companies that drop out of the index are normally excluded i.e. only companies in the index for the entire period are counted. Share price is averaged over three months at the start and end of the performance period. Dividends are treated as reinvested on the ex-dividend date, in line with the Datastream methodology. The vesting of shares based on relative TSR is subject to the committee satisfying itself that the recorded TSR is a genuine reflection of the underlying financial performance of the business.

Return on invested capital (ROIC) is adjusted operating profit less cash tax expressed as a percentage of gross invested capital (net operating assets plus gross goodwill).

Adjusted earnings per share (EPS) is calculated by dividing the adjusted earnings attributable to equity shareholders of the company by the weighted average number of ordinary shares in issue during the year, excluding any ordinary shares purchased by the company and held in trust (see note [8] of the financial statements for a detailed description of adjusted earnings per share).

The performance period is three years.

Shareholding policy

Executive directors are expected to build up a substantial shareholding in the company in line with the policy of encouraging widespread employee ownership and to align further the interests of executives and shareholders. With effect from 2014, target holding is 300% of salary for the chief executive and 200% of salary for the other executive directors. Shares that count towards these guidelines include any shares held unencumbered by the executive, their spouse and/or dependent children plus any shares vested but held pending release under a share plan. Executive directors have five years from the date of appointment to reach the guideline. With effect from 2014, these guidelines were extended to include all members of the Pearson executive management at 100% of salary.

Once met, the guideline is not re-tested, other than when shares are sold.

The shareholding guidelines do not apply to the chairman and non-executive directors. However, a minimum of 25% of the basic non-executive directors’ fee is paid in Pearson shares that the non-executive directors have committed to retain for the period of their directorships.

Service agreements

In accordance with long established policy, all executive directors have service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues indefinitely.

There are no special provisions for notice or compensation in the event of a change of control of Pearson.

It is the company’s policy that the company may terminate the chairman’s and executive directors’ service agreements by giving no more than 12 months’ notice. As an alternative, for executive directors the company may at its discretion pay in lieu of that notice. Payment-in-lieu of notice may be made in equal monthly instalments from the date of termination to the end of any unexpired notice period. Payment-in-lieu of notice in instalments may also be subject to mitigation and reduced taking into account earnings from alternative employment.

For executive directors, pay in lieu of notice comprises 100% of the annual salary at the date of termination and the annual cost to the company of providing pension and all other benefits. For the chairman, pay in lieu of notice comprises 100% of the annual fees at the date of termination. In limited circumstances, in addition to making a full payment in lieu of notice, the company may permit an executive director to stay employed after the announcement of his or her departure for a limited period to ensure an effective handover and/or allow time for a successor to be appointed.

The company may, depending on the circumstances of the termination, determine that it will not pay the director in lieu of notice and may instead terminate a director’s contract in breach and make a damages payment, taking into account as appropriate the director’s ability to mitigate his or her loss. The company may also pay an amount considered reasonable by the remuneration committee in respect of fees for legal and tax advice and outplacement support for the departing director.

On cessation of employment, save as otherwise provided for under the rules of Pearson’s discretionary share plans, executive directors’ entitlements to any unvested awards lapse automatically. In the case of injury, disability, ill-health or redundancy (as determined by the committee), where a participant’s employing company ceases to be part of Pearson, or any other reason if the committee so decides in its absolute discretion: awards that are subject to performance conditions will stay in force as if the participant had not ceased employment and shall vest on the original vesting date; awards that are not subject to a performance condition will be released as soon as practicable following cessation of employment; the number of shares that are released shall be prorated for the period of the participant’s service in the restricted period (although the committee may in its absolute discretion waive or vary the prorating).

In determining whether and how to exercise its discretion under Pearson’s discretionary share plans, the committee will have regard to all relevant circumstances distinguishing between different types of leaver, the circumstances at the time the award was originally made, the director’s performance and the circumstances in which the director left employment.

On cessation of employment, executive directors, having been notified of participation in an annual incentive plan for the relevant financial year, may, at the committee’s discretion, retain entitlement to a pro rata annual incentive for their period of service in the financial year prior to their leaving date. Such payout will normally be calculated in good faith on the same terms and paid at the same time as for continuing executive directors.

Eligibility for allowances and benefits including retirement benefits normally ceases on retirement or on the termination of employment for any other reason.

The rules of Pearson’s discretionary share plans make provision for the treatment of awards in respect of corporate activity, including a change of control of Pearson. The committee would act in accordance with the terms of the awards in these circumstances, which includes terms as to the assessment of performance conditions and time apportionment.

Details of each individual’s service agreement are outlined in the table below. Employment agreements for other employees are determined according to local labor law and market practice.

Executive directors’ non-executive directorships

Our policy is that executive directors may, by agreement with the board, serve as non-executives of other companies and retain any fees payable for their services.

Coram Williams is engaged as a NED of Guardian Media Group plc under a letter of appointment dated 14 December 2016. Although he formally joined the board on 26 January 2017 his remuneration is payable from 1 January 2017 recognizing time spent in preparation and induction. His remuneration is at the rate of £34,000 p.a., rising to £39,000 p.a. from 1 April 2017 when he will become chair of the audit committee. In accordance with our policy, Coram is permitted to retain these fees.

Chairman’s and non-executive directors’ remuneration

The chairman is paid a single fee for all of his responsibilities.

The chairman’s fee is set at a level that is competitive with those of chairmen in similar positions in comparable companies. The chairman is not entitled to any annual or long-term incentive, retirement or other employee benefits.

The non-executive directors are paid a basic fee. The committee chairmen and members of the main board committees and the senior independent director are paid an additional fee to reflect their extra responsibilities.

Following a review of the structure of the fees paid to non-executive directors, the board has determined that it would be appropriate to introduce additional fees for membership and chairmanship of the nomination and governance committee. Having taken independent advice [from Willis Towers Watson, the fee that has been set by the board reflects the median level within the FTSE 100.

The chairman and the non-executive directors are covered by the company’s normal arrangements for directors’ and officers’ liability insurance and an indemnity in respect of certain third-party liabilities.

The company reimburses the chairman’s and non-executive directors’ travel and other business expenses and any tax incurred thereon, if applicable.

A minimum of 25% of the non-executive directors’ basic fee is paid in Pearson shares that the non-executive directors have committed to retain for the period of their directorships. Shares are acquired quarterly at the prevailing market price with the individual after-tax fee payments.

Fees for non-executive directors are determined by the full board having regard to market practice and within the restrictions contained in the company’s Articles of Association. The chairman and non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of the company) and do not participate in the company’s equity-based incentive plans.

Non-executive directors serve Pearson under letters of appointment which are renewed annually and do not have service contracts. For non-executive directors, there is no notice period or entitlement to compensation on the termination of their directorships.

The chairman’s fees were reviewed in 2017 and have not been increased since his appointment. Fees for the non-executive directors were last increased with effect from 1 May 2014. Following a review of fees paid to non-executive directors, the board has determined that most fees will remain unchanged, other than a small increase to apply to membership and chairmanship of the reputation and responsibility committee. A fee has also been introduced for the newly formed nomination & governance committee. These changes will take effect from the AGM on 5 May 2017, subject to the approval of this policy.

The structure of non-executive directors’ fees is as follows:

With effect from May 5, 2017
Non-executive director	£70,000
Chairmanship of audit committee	£27,500
Chairmanship of remuneration committee	£22,000
Chairmanship of nomination and governance committee	£15,000
Chairmanship of reputation and responsibility committee	£13,000
Membership of audit committee	£15,000
Membership of remuneration committee	£10,000
Membership of nomination and governance committee	£8,000
Membership of reputation and responsibility committee	£6,000
Senior independent director	£22,000

Notes:

(1)	The fee paid to the chairman remains unchanged at £500,000.
(2)	A minimum of 25% of the basic fee is paid in Pearson shares that the non-executive directors and the chairman have committed to retain for the period of their directorships.
(3)	Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Remuneration of senior management

The remuneration received by the chairman and executive directors in respect of the financial year ending December 31, 2016 was as follows:

	Base Salary/ Fees	Allowances & Benefits(1)	Annual Incentives	Long-term Incentives	Retirement Benefits	Total
	£000	£000	£000	£000	£000	£000
Chairman
Sidney Taurel	500	16				516
Executive directors
John Fallon	780	85	343	0	310	1,518
Coram Williams	515	53	193		47	808

Senior management as a group	1,795	154	536	0	357	2,842

Notes:

(1)	Benefits include company car, car allowance, private use of a driver, healthcare, additional life cover and long-term disability insurance.

Share options for senior management

This table sets forth for each director the number of share options held as of December 31, 2016 as well as the exercise price, rounded to the nearest whole pence/cent, and the range of expiration dates of these options.

Director	Number of Options	Exercise Price	Earliest Exercise Date	Expiry Date
John Fallon	1,109	811.2p	01/08/17	01/02/18

Notes:

(1)	No variations to the terms and conditions of share options were made during the year.
(2)	The acquisition of shares under the worldwide save for shares plan is not subject to a performance condition.

(3)	All share options that become exercisable during the year are included in the single figure of total remuneration for that year. The value included in the single figure of total remuneration is the number of options multiplied by the difference between the discounted option price and the market value on the earliest exercise date. No share options became exercisable in 2016.
(4)	The market price on 31 December 2016 was 818.5p per share and the range during the year was 657.5p to 975p.

Share ownership of senior management

The table below shows the number of ordinary shares and conditional shares held by directors and their connected persons as at December 31, 2016. Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options of Senior Management”. The total number of ordinary shares held by senior management as of December 31, 2016 was 399,601.

As at 31 December 2016	Ordinary Shares(1)	Conditional Shares(2)
Sidney Taurel	50,000
John Fallon	303,056	613,000
Coram Williams	10,010	351,000
Elizabeth Corley	3,956
Vivienne Cox	3,980
Josh Lewis	9,214
Linda Lorimer	4,099
Harish Manwani	5,393
Tim Score	7,990
Lincoln Wallen	1,903

Notes:

(1)	Ordinary shares include both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals under the long-term incentive plan and any legacy share plans they might have participated in.
(2)	Conditional shares means unvested shares which remain subject to performance conditions and continuing employment for a pre-defined period.
(2)	The register of directors’ interests (which is open to inspection during normal office hours) contains full details of directors’ shareholdings and options to subscribe for shares. The market price on 31 December 2016 was 818.5p per share and the range during the year was 657.5p to 975p.
(3)	Ordinary shares do not include any shares vested but held pending release under a restricted share plan.

The total remuneration of the executive committee is set out in the table below:

All figures in £ millions	2016
Short-term employee benefits	6
Retirement benefits	1
Share-based payment costs	1

Total	8

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

Board practices

Our board comprises the chairman, two executive directors and seven non-executive directors. Our articles of association provide that at every annual general meeting, one-third of the board of directors, or the number nearest to one-third, shall retire from office. The directors to retire each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election. If at any annual general meeting, the place of a retiring director is not filled, the retiring director, if willing, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that director has been put to the meeting and lost. Our articles of association also provide that every director be subject to re-appointment by shareholders at the next annual general meeting following their appointment.

However in accordance with the UK Corporate Governance Code, the board has resolved that all directors should offer themselves for re-election on an annual basis at the company’s annual general meeting. Accordingly, all of the directors will offer themselves for re-election, at the forthcoming annual general meeting on May 5, 2017.

Pearson is listed on the New York Stock Exchange (“NYSE”). As a listed non-US issuer, we are required to comply with some of the NYSE’s corporate governance rules, and otherwise must disclose on our website any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Company believes that it is in compliance in all material respects with all the NYSE rules except that the Remuneration Committee and the Nomination & Governance Committee are not composed entirely of independent directors as the Chairman, who is not considered independent under NYSE rules, is a member of each committee in addition to independent directors.

The board of directors has established the following formal committees, all of which report to the board. Each committee has its own written terms of reference setting out its authority and duties. These can be found on our website (https://www.pearson.com/investors/investor-information/governance.html).

Audit committee

This committee provides the board with a vehicle to appraise our financial management and reporting and to assess the integrity of our accounting procedures and financial controls. Tim Score chairs this committee and its other members are Elizabeth Corley, Vivienne Cox, Linda Lorimer and Lincoln Wallen. Tim Score is also the designated audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission. Our internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee.

Remuneration committee

This committee meets regularly to decide the remuneration and benefits of the executive directors and the executive committee. The committee also recommends the chairman’s remuneration to the board of directors for its decision. Elizabeth Corley chairs this committee and its other members are Josh Lewis, Tim Score and Sidney Taurel.

Nomination & governance committee

This committee meets as required to consider the appointment of new directors, review management development and succession plans and review corporate governance matters. The committee is chaired by Vivienne Cox and its other members are Elizabeth Corley, Josh Lewis, Harish Manwani, Tim Score and Sidney Taurel.

Reputation & responsibility committee

This committee meets regularly to advance Pearson’s reputation and to maximize the company’s positive impact on society and the communities in which Pearson operates, including to ensure strategies are in place to manage and improve Pearson’s reputation. Linda Lorimer chairs this committee and its other members are Vivienne Cox, Harish Manwani and Lincoln Wallen.

Employees

The average number of persons employed by us in continuing operations during each of the three fiscal years ended 2016 were as follows:

•	32,719 in fiscal 2016,

•	37,265 in fiscal 2015, and

•	38,654 in fiscal 2014.

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

The table set forth below shows for 2016, 2015 and 2014 the average number of persons employed in each of our segments.

Average number employed	2016	2015	2014
North America	16,841	19,951	20,927
Core	5,664	5,936	6,139
Growth	9,868	11,114	11,406
Other	364	264	182

Continuing operations	32,719	37,265	38,654

The average number employed in discontinued operations was nil in 2016, 2,282 in 2015, and 2,295 in 2014.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As at February 28, 2017, the company had been notified under the Financial Conduct Authority’s Disclosure and Transparency Rules of the following significant voting rights in its shares:

Name of shareholder	Number of ordinary shares held	% of outstanding ordinary shares represented by number of shares held
Schroders plc	91,897,898	11.17%
BlackRock, Inc.	57,336,108	6.97%
Silchester International Investors LLP	41,437,136	5.04%
Lindsell Train Limited	41,393,237	5.035%
Ameriprise Financial Inc and its group	41,236,375	5.02%

On February 28, 2017, record holders with registered addresses in the United States held 33,992,062 ADRs, which represented 4.1% of our outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of shares beneficially owned in the United States.

Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2016 are shown in note 12 in “Item 18. Financial Statements.” Dividends receivable from joint ventures and associates are set out in note 12 in “Item 18. Financial Statements”. There were no other related party transactions in 2016.

ITEM 8.	FINANCIAL INFORMATION

The financial statements filed as part of this Annual Report are included on pages F-1 through F-143 hereof.

Other than those events described in note 36 in “Item 18. Financial Statements” of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to our financial condition or results of operations since December 31, 2016. Our borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, our maximum level of net debt normally occurs in July, and our minimum level of net debt normally occurs in December.

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

The ADSs trade on the New York Stock Exchange under the symbol “PSO”.

The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

•	on an annual basis for our five most recent fiscal years,

•	on a quarterly basis for our most recent quarter and two most recent fiscal years, and

•	on a monthly basis for the six most recent months.

	Ordinary shares		Average daily trading volume
Reference period	High	Low
	(In pence)		(Ordinary shares)
Five most recent fiscal years
2016	975	657.5	3,515,000
2015	1508	695	2,928,500
2014	1341	998	2,499,900
2013	1365	1119	2,065,900
2012	1294	1111	2,174,000

Most recent quarter and two most recent fiscal years
2016 Fourth quarter	832.5	726	3,898,200
Third quarter	975	726	3,652,000
Second quarter	967	784.5	2,931,300
First quarter	913	657.5	3,575,100
2015 Fourth quarter	1224	695	3,376,500
Third quarter	1275	1074	2,849,300
Second quarter	1471	1205	2,673,500
First quarter	1508	1140	2,802,000

Most recent six months
February 2017	674	634.5	4,941,500
January 2017	818.5	573	6,179,700
December 2016	827.5	780.5	2,740,800
November 2016	795.5	726	3,624,400
October 2016	832.5	743	5,287,200
September 2016	880	726	4,340,900

ITEM 10.	ADDITIONAL INFORMATION

Articles of association

We summarize below the material provisions of our articles of association, as amended, which have been filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2016. The summary below is qualified entirely by reference to the Articles of Association. We have multiple business objectives and purposes and are authorized to do such things as the board may consider fit to further our interests or incidental or conducive to the attainment of our objectives and purposes.

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

Share Certificates

Every person whose name is entered as a member in the Company’s Register of Members shall be entitled to one certificate in respect of each class of shares held (the law regarding this does not apply to stock exchange nominees). Subject to the terms of issue of the shares, certificates are issued following allotment or receipt of the form of transfer bearing the appropriate stamp duty by our registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, telephone number +44 121-415-7062.

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

We may, from time to time by ordinary resolution subject to the Companies Act 2006:

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

Voting rights

Every holder of ordinary shares present in person at a meeting of shareholders has one vote on a vote taken by a show of hands. On a poll, every holder of ordinary shares who is present in person or by proxy has one vote for every ordinary share of which he or she is the holder. Voting at any meeting of shareholders is usually on a poll rather than by show of hands. Voting on a poll is more transparent and equitable because it includes the votes of all shareholders, including those cast by proxies, rather than just the votes of those shareholders who attend the meeting. A poll may be also demanded by:

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

Limitations affecting holders of ordinary shares or ADSs

Under English law and articles of association, persons who are neither UK residents nor UK nationals may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

With respect to the items discussed above, applicable UK law is not materially different from applicable US law.

Material contracts

Pearson has not entered into any contracts outside the ordinary course of business during the two-year period immediately preceding the date of this Form 20-F. The Trust Deed entered into in 2015 with respect to €500.0 million aggregate principal amount of 1.375% guaranteed notes due 2025, issued by a subsidiary and guaranteed by Pearson, is filed as Exhibits 2.6 of this report.

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

Because US and UK tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the US federal, state and local, UK and other, including foreign, tax consequences of investing in the ordinary shares or ADSs. Except where otherwise indicated, the statements of US and UK tax law set out below are based on the laws, interpretations and tax authority practice in force or applicable as of February 28, 2017, and are subject to any changes occurring after that date, possibly with retroactive effect.

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

In the case of distributions in pounds sterling, the amount of the distributions generally will equal the US dollar value of the pounds sterling distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the US holder in the case of shares or by The Bank of New York Mellon in the case of ADSs, regardless of whether the US holder reports income on a cash basis or an accrual basis. The US holder will realize separate foreign currency gain or loss only to the extent that this gain or loss arises on the actual disposition of pounds sterling received. For US holders claiming tax credits on a cash basis, taxes withheld from the distribution are translated into US dollars at the spot rate on the date of the distribution; for US holders claiming tax credits on an accrual basis, taxes withheld from the distribution are translated into US dollars at the average rate for the taxable year.

A distribution by the Company to non-corporate shareholders will be taxed as net capital gain at a maximum rate of 20%, provided certain holding periods are met, to the extent such distribution is treated as a dividend under US federal income tax principles. In addition, a 3.8% Medicare tax will generally be imposed on the net investment income, which generally would include distributions treated as dividends under US federal income tax principles, of non-corporate taxpayers whose adjusted gross income exceeds a threshold amount.

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

US income taxation of capital gains

Upon a sale or exchange of ordinary shares or ADSs to a person other than Pearson, a US holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the US holder’s adjusted tax basis in the ordinary shares or ADSs. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. Long-term capital gain of a noncorporate US holder is generally taxed at a maximum rate of 20%. In addition, a 3.8% Medicare tax will generally be imposed on the net investment income, which generally would include capital gains, of non-corporate taxpayers whose adjusted gross income exceeds a threshold amount.

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

Following litigation, HM Revenue & Customs (HMRC) has accepted that it will no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. HMRC’s view is that the 1.5% SDRT or stamp duty charge will continue to apply to transfers of shares into a clearance service or depositary receipt system, unless they are an integral part of an issue of share capital. This view is currently being challenged in further litigation. Accordingly, specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances. The position may also be affected by the UK’s proposed departure from the EU.

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

Introduction

Pearson’s treasury function has primary responsibility for managing certain financial risks to which the Group is exposed. The group’s treasury policies are approved by the board of Directors annually and the audit committee receives regular reports on the Group’s treasury activities, policies and procedures. Pearson’s treasury function is not run as a profit center and does not enter into any transactions for speculative purposes. The treasury function is permitted to use derivatives for risk management purposes which may include interest rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts, of which interest rate swaps and forward foreign exchange swaps are the most commonly used.

Capital risk

The Group’s objectives when managing capital are:

•	to safeguard the Group’s ability to continue as a going concern and retain financial flexibility by maintaining a well-managed balance sheet;

•	to provide returns for shareholders and benefits for other stakeholders; and

•	to maintain a solid investment grade credit rating.

The Group is currently rated BBB (negative outlook) with Standard and Poor’s and Baa2 (negative outlook) with Moody’s.

Interest and foreign exchange rate management

The Group’s principal currency exposure is to the US dollar which represents more than 60% of the Group’s sales. The Group’s long-term bond debt is held in US dollars to provide a natural hedge of this exposure and is primarily held at floating rates which is achieved in two ways:

1. Issuing fixed rate US dollar bonds which are swapped to floating rates using interest rate swaps and;

2. Issuing fixed rate euro bonds which are swapped to US dollars and floating rates using cross-currency interest rate swaps.

Interest rate swaps are then used to fix an element of the interest charge for the next 12-24 months, in line with our interest rate hedging policy, which requires a proportion of the Group’s gross debt to be fixed. At 31 December 2016, the group had contracts to fix $800m of debt for the next 12 months (2015: $850m).

Overseas profits are converted to sterling to satisfy sterling expenses such as dividends at the prevailing spot rate at the time of the transaction. To the extent the Group has sufficient sterling, US dollars may be held as dollar cash to provide a natural offset to the Group’s debt or to satisfy future US dollar cash outflows.

The group does not have significant cross border foreign exchange transactional exposures.

Liquidity and re-financing risk management

The Group regularly reviews the level of cash and debt facilities required to fund its activities. This involves preparing a prudent cash flow forecast for the next three to five years, determining the level of debt facilities required to fund the business, planning for repayments of debt at its maturity and identifying an appropriate amount of headroom to provide a reserve against unexpected outflows.

At 31 December 2016, the Group had cash of £1.5 billion and an undrawn US dollar denominated revolving credit facility due 2021 of $1.75 billion (£1.4 billion). At 31 December 2015, the Group had cash of over £1.7 billion and an undrawn revolving credit facility due 2020 of $1.75 billion (£1.2 billion). The $1.75 billion facility contains interest cover and leverage covenants which the Group has complied with for the year ended 31 December 2016.

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

Fees incurred in past annual period and fees to be paid in the future

The Company received $50,000 as reimbursement from the depositary with respect to 2016 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing the proxy voting materials, and tabulation for the non-registered holders, any applicable performance indicators relating to the ADR facility, and legal fees).

The depositary has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary also agrees to pay the standard out-of-pocket maintenance costs for the registered ADR holders, which consists of the expenses of postage and envelopes for mailing proxy voting materials, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

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

Disclosure controls and procedures

An evaluation of the effectiveness our disclosure controls and procedures as of December 31, 2016 was carried out by management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective as at December 31, 2016 at a reasonable assurance level. A controls system, no matter how well designed and operated, cannot provide absolute assurance to achieve its objectives.

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’ board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2016 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as a December 31, 2016 based on criteria in Internal Control — Integrated Framework (2013) issued by the COSO.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, as stated in their report which appears on page F-2.

Change in internal control over financial reporting

There have been no changes to internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. During the period covered by this Annual Report on Form 20-F, the Company has embarked on a program of work to deliver a single Pearson-wide solution to integrate data, systems and processes across human resources, finance, procurement and supply chain. This program went live in the UK in 2016 with a resulting change in some aspects of the control environment.

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

The following table sets forth remuneration paid to PwC for 2016 and 2015:

Auditors’ Remuneration	2016	2015
	£m	£m
Audit fees	7	6
Tax fees	—	1
All other fees	2	3

Audit fees include £35,000 (2015: £35,000) of audit fees relating to the audit of the parent company.

Fees for the audit of the effectiveness of the Group’s internal control over financial reporting are allocated to audit fees paid.

Tax services include services related to tax compliance and advisory services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Period	Total number of shares purchased	Average price paid per share	Total number of units purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
February 1, 2013 – February 28, 2013	1,000,000	£11.64	N/A	N/A
April 1, 2013 – April 30, 2013	1,000,000	£11.53	N/A	N/A
June 1, 2013 – June 30, 2013	1,972,725	£11.61	N/A	N/A
September 1, 2013 – September 30, 2013	139,192	£12.57	N/A	N/A
April 1, 2014 – April 30, 2014	906,892	£10.18	N/A	N/A
July 1, 2015 – July 31, 2015	1,974,362	£11.81	N/A	N/A
August 1, 2016 – August 31, 2016	3,000,000	£8.92	N/A	N/A

Purchases of shares were made to satisfy obligations under Pearson employee share award programs. All purchases were made in open-market transactions. None of the foregoing share purchases was made as part of a publicly announced plan or program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING AUDITOR

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Pearson is listed on the New York Stock Exchange (“NYSE”). As a listed non-US issuer, we are required to comply with some of the NYSE’s corporate governance rules, and otherwise must disclose on our website any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Company believes that it is in compliance in all material respects with all the NYSE rules except that the Remuneration Committee and the Nomination & Governance Committee are not composed entirely of independent directors as the Chairman, who is not considered independent under NYSE rules, is a member of each committee in addition to independent directors.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are included on pages F-1 through F-143 hereof.

ITEM 19.	EXHIBITS

1.1	Articles of Association of Pearson plc. ¥

2.1	Indenture dated June 23, 2003 between Pearson plc and The Bank of New York, as trustee *

2.2	Indenture dated May 6, 2008 among Pearson Dollar Finance Two plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York, as trustee, Paying Agent and Calculation Agent. †

2.3	Indenture dated May 8, 2012 between Pearson Funding Four plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. f

2.4	Indenture dated May 8, 2013 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. q

2.5	Trust Deed dated May 19, 2014 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee. ¥

2.6	Trust Deed dated May 6, 2015 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee. l

8.1	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15	Consent of PricewaterhouseCoopers LLP.

15.1	Consent of PricewaterhouseCoopers GmbH.

*	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2003 and filed May 7, 2004.
f	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2012 and filed March 22, 2013.
q	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2013 and filed March 27, 2014.
¥	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2014 and filed March 26, 2015.
l	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2015 and filed March 23, 2016.
†	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2009 and filed March 31, 2010.

FINANCIAL STATEMENTS: CONTENTS

Pearson plc Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pearson plc

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements present fairly in all material respects, the financial position of Pearson plc and its subsidiaries at December 31, 2016 and December 31, 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in “Internal Control — Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control Over Financial Reporting” appearing under Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control base on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers LLP

London

United Kingdom

April 3, 2017

Pearson plc Consolidated Financial Statements

Consolidated income statement

Year ended 31 December 2016

All figures in £ millions	Notes	2016		2015		2014
Sales	2	4,552		4,468		4,540
Cost of goods sold	4	(2,093)		(1,981)		(2,021)

Gross profit		2,459		2,487		2,519
Operating expenses	4	(2,505)		(2,094)		(2,125)
Impairment of intangible assets	11	(2,548)		(849)		(77)
Share of results of joint ventures and associates	12	97		52		31

Operating (loss)/profit	2	(2,497)		(404)		348
Finance costs	6	(97)		(100)		(140)
Finance income	6	37		71		47

(Loss)/profit before tax		(2,557)		(433)		255
Income tax	7	222		81		(56)

(Loss)/profit for the year from continuing operations		(2,335)		(352)		199
Profit for the year from discontinued operations	3	—		1,175		271

(Loss)/profit for the year		(2,335)		823		470

Attributable to:
Equity holders of the company		(2,337)		823		471
Non-controlling interest		2		—		(1)

(Loss)/earnings per share from continuing and discontinued operations attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	(286.8	)p	101.2p		58.1p
– diluted	8	(286.8	)p	101.2p		58.0p

(Loss)/earnings per share from continuing operations attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	(286.8	)p	(43.3	)p	24.7p
– diluted	8	(286.8	)p	(43.3	)p	24.6p

Pearson plc Consolidated Financial Statements

Consolidated statement of comprehensive income

Year ended 31 December 2016

All figures in £ millions	Notes	2016	2015	2014
(Loss)/profit for the year		(2,335)	823	470
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group		910	(85)	150
Net exchange differences on translation of foreign operations – associates		3	16	25
Currency translation adjustment disposed – Group		—	(10)	(2)
Attributable tax	7	(5)	5	(6)
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	25	(268)	110	23
Remeasurement of retirement benefit obligations – associates		(8)	8	(15)
Attributable tax	7	58	(24)	(1)

Other comprehensive income for the year		690	20	174

Total comprehensive (expense)/income for the year		(1,645)	843	644

Attributable to:
Equity holders of the company		(1,648)	845	645
Non-controlling interest		3	(2)	(1)

Pearson plc Consolidated Financial Statements

Consolidated balance sheet

As at 31 December 2016

All figures in £ millions	Notes	2016	2015
Assets
Non-current assets
Property, plant and equipment	10	343	320
Intangible assets	11	3,442	5,164
Investments in joint ventures and associates	12	1,247	1,103
Deferred income tax assets	13	451	276
Financial assets – derivative financial instruments	16	171	78
Retirement benefit assets	25	158	337
Other financial assets	15	65	143
Trade and other receivables	22	104	115

		5,981	7,536
Current assets
Intangible assets – pre-publication	20	1,024	841
Inventories	21	235	211
Trade and other receivables	22	1,357	1,284
Financial assets – derivative financial instruments	16	—	32
Financial assets – marketable securities	14	10	28
Cash and cash equivalents (excluding overdrafts)	17	1,459	1,703

		4,085	4,099

Total assets		10,066	11,635

Liabilities
Non-current liabilities
Financial liabilities – borrowings	18	(2,424)	(2,048)
Financial liabilities – derivative financial instruments	16	(264)	(136)
Deferred income tax liabilities	13	(466)	(560)
Retirement benefit obligations	25	(139)	(139)
Provisions for other liabilities and charges	23	(79)	(71)
Other liabilities	24	(422)	(356)

		(3,794)	(3,310)

Current liabilities
Trade and other liabilities	24	(1,629)	(1,390)
Financial liabilities – borrowings	18	(44)	(282)
Financial liabilities – derivative financial instruments	16	—	(29)
Current income tax liabilities		(224)	(164)
Provisions for other liabilities and charges	23	(27)	(42)

		(1,924)	(1,907)

Total liabilities		(5,718)	(5,217)

Net assets		4,348	6,418

All figures in £ millions	Notes	2016	2015
Equity
Share capital	27	205	205
Share premium	27	2,597	2,590
Treasury shares	28	(79)	(72)
Translation reserve		905	(7)
Retained earnings		716	3,698

Total equity attributable to equity holders of the company		4,344	6,414
Non-controlling interest		4	4

Total equity		4,348	6,418

These financial statements have been approved for issue by the board of directors on 14 March 2017 and signed on its behalf by

Coram Williams

Chief financial officer

Pearson plc Consolidated Financial Statements

Consolidated statement of changes in equity

Year ended 31 December 2016

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2016	205	2,590	(72)	(7)	3,698	6,414	4	6,418
Loss for the year	—	—	—	—	(2,337)	(2,337)	2	(2,335)
Other comprehensive income	—	—	—	912	(223)	689	1	690
Total comprehensive income	—	—	—	912	(2,560)	(1,648)	3	(1,645)
Equity-settled transactions	—	—	—	—	22	22	—	22
Tax on equity-settled transactions	—	—	—	—	—	—	—	—
Issue of ordinary shares under share option schemes	—	7	—	—	—	7	—	7
Purchase of treasury shares	—	—	(27)	—	—	(27)	—	(27)
Release of treasury shares	—	—	20	—	(20)	—	—	—
Changes in non-controlling interest	—	—	—	—	—	—	(3)	(3)
Dividends	—	—	—	—	(424)	(424)	—	(424)

At 31 December 2016	205	2,597	(79)	905	716	4,344	4	4,348

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2015	205	2,579	(75)	70	3,200	5,979	6	5,985
Profit for the year	—	—	—	—	823	823	—	823
Other comprehensive income	—	—	—	(77)	99	22	(2)	20
Total comprehensive income	—	—	—	(77)	922	845	(2)	843
Equity-settled transactions	—	—	—	—	26	26	—	26
Tax on equity-settled transactions	—	—	—	—	(1)	(1)	—	(1)
Issue of ordinary shares under share option schemes	—	11	—	—	—	11	—	11
Purchase of treasury shares	—	—	(23)	—	—	(23)	—	(23)
Release of treasury shares	—	—	26	—	(26)	—	—	—
Changes in non-controlling interest	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	(423)	(423)	—	(423)

At 31 December 2015	205	2,590	(72)	(7)	3,698	6,414	4	6,418

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2014	205	2,568	(98)	(103)	3,128	5,700	6	5,706
Profit for the year	—	—	—	—	471	471	(1)	470
Other comprehensive income	—	—	—	173	1	174	—	174
Total comprehensive income	—	—	—	173	472	645	(1)	644
Equity-settled transactions	—	—	—	—	32	32	—	32
Tax on equity-settled transactions	—	—	—	—	(3)	(3)	—	(3)
Issue of ordinary shares under share option schemes	—	11	—	—	—	11	—	11
Purchase of treasury shares	—	—	(9)	—	—	(9)	—	(9)
Release of treasury shares	—	—	32	—	(32)	—	—	—
Changes in non-controlling interest	—	—	—	—	—	—	2	2
Dividends	—	—	—	—	(397)	(397)	(1)	(398)

At 31 December 2014	205	2,579	(75)	70	3,200	5,979	6	5,985

The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments. Changes in non-controlling interest in 2016 relate to the buy-back of a non-controlling interest in our South African business. Changes in non-controlling interest in 2014 relate to the disposal of a non-controlling interest in a Chinese business.

Pearson plc Consolidated Financial Statements

Consolidated cash flow statement

Year ended 31 December 2016

All figures in £ millions	Notes	2016	2015	2014
Cash flows from operating activities
Net cash generated from operations	32	522	518	704
Interest paid		(67)	(75)	(86)
Tax paid		(45)	(232)	(163)

Net cash generated from operating activities		410	211	455
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	30	(15)	(9)	(448)
Acquisition of joint ventures and associates		—	(11)	(12)
Purchase of investments		(6)	(7)	(3)
Purchase of property, plant and equipment		(88)	(86)	(75)
Purchase of intangible assets		(157)	(161)	(107)
Disposal of subsidiaries, net of cash disposed	31	(54)	1,030	327
Proceeds from sale of associates		4	379	39
Proceeds from sale of investments		92	13	9
Proceeds from sale of property, plant and equipment	32	4	2	9
Proceeds from sale of intangible assets		—	1	2
Proceeds from sale of liquid resources		42	17	12
Loans repaid by related parties		14	7	(10)
Loans advanced		—	—	(2)
Investment in liquid resources		(24)	(29)	(22)
Interest received		16	24	13
Dividends received from joint ventures and associates		131	162	120

Net cash (used in)/received from investing activities		(41)	1,332	(148)
Cash flows from financing activities
Proceeds from issue of ordinary shares	27	7	11	11
Purchase of treasury shares	28	(27)	(23)	(9)
Proceeds from borrowings		4	372	404
Repayment of borrowings		(249)	(300)	(538)
Finance lease principal payments		(6)	(1)	(4)
Transactions with non-controlling interest		(2)	—	—
Dividends paid to non-controlling interest		—	—	(1)
Dividends paid to company’s shareholders	9	(424)	(423)	(397)

Net cash used in financing activities		(697)	(364)	(534)
Effects of exchange rate changes on cash and cash equivalents		81	(19)	(2)

Net (decrease)/increase in cash and cash equivalents		(247)	1,160	(229)
Cash and cash equivalents at beginning of year		1,671	511	740

Cash and cash equivalents at end of year	17	1,424	1,671	511

The consolidated cash flow statement includes discontinued operations (see note 3).

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements

General information

Pearson plc (the company), its subsidiaries and associates (together the Group) are international businesses covering educational courseware, assessments and services, and consumer publishing through its associate interest in Penguin Random House.

The company is a public limited company incorporated and domiciled in England. The address of its registered office is 80 Strand, London WC2R 0RL.

The company has its primary listing on the London Stock Exchange and is also listed on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the board of directors on 14 March 2017.

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

1. Interpretations and amendments to published standards effective 2016 The following amendments and interpretations were adopted in 2016:

•	Amendments to IAS 19 Employee Benefits – Annual Improvements 2012-2014 cycle

•	Amendments to IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets – Clarification of Acceptable Methods of Depreciation ans Amortisation

•	Amendments to IAS 1 Presentation of Financial Statements – Disclosure Initiative

In April 2016 the IFRS Interpretations Committee (IFRS IC) rejected a request to add to its agenda an item concerning cash pooling arrangements, specifically addressing when and whether particular cash pooling arrangements would meet the requirements for offsetting in accordance with IAS 32 ‘Financial Instruments: Presentation’. After consideration of the IFRS IC rejection notice, Pearson has settled many of the balances within its cash pooling arrangements during the first half of 2016 and has chosen to show any residual balances within these arrangements gross in the balance sheet at 31 December 2016. Pearson has considered the prior year comparatives in light of this guidance, and has concluded that those balances at 31 December 2015 that would not meet these requirements for net treatment are immaterial for restatement in the context of the overall presentation of the Group’s balance sheet at this date.

The adoption of these new pronouncements from 1 January 2016 does not have a material impact on the consolidated financial statements.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

1. Accounting policies continued

a. Basis of preparation continued

2. Standards, interpretations and amendments to published standards that are not yet effective The Group has not early adopted the following new pronouncements that are not yet effective:

IFRS 9 ‘Financial Instruments’, effective for annual reporting periods beginning on or after 1 January 2018. The new standard details the requirements for the classification, measurement and recognition of financial assets and liabilities, and makes changes to the current disclosure framework. Management is in the process of assessing the impact of IFRS 9 on the Group, in particular the new guidelines around hedging and the impairment of financial assets.

IFRS 15 ‘Revenue from Contracts with Customers’, effective for annual reporting periods beginning on or after 1 January 2018. The new standard specifies how and when an entity will recognise revenue and requires more detailed disclosures. Management continues to assess the impact of IFRS 15 on the Group. The implementation of IFRS 15 is complex due to the number of different revenue streams that the Group has and due to the fact that the Group’s business model is continuing to evolve from print based products to digital based products and services. Based on work completed to date, management does not expect IFRS 15 to have a material impact on the amount of revenue to be recognised, however, there could be an impact on the timing of revenue recognition due to enhanced guidance around what constitutes a performance obligation. This may impact the split of revenue between periods within any given year and also between years.

Some of the key impacts of IFRS 15 on current revenue streams are as follows:

•

Courseware – revenue from contracts related to the delivery of online content, to which customers have access for a period of time, is currently recognised evenly over that period of time. Under IFRS 15 the definition of a performance obligation may result in that same revenue being recognised at a point in time at the start of the contract although this would depend on the related hosting obligations.

•

Assessments – revenue from certain assessments contracts is currently recognised over the period of time between a student signing up for the qualification and the point at which they complete and receive that qualification. Under IFRS 15 the definition of a performance obligation may result in that same revenue being recognised at points in time when certain activities are completed with the main focus being on the receipt of the final qualification.

•

Services – revenue from certain direct delivery contracts is currently recognised over the period of service delivery. The current revenue recognition methodology may involve the use of assumptions around items such as average usage of online content, the average length of time to complete course modules and the average student drop-out rate. Under IFRS 15 there is enhanced guidance which may impact how these types of assumptions are calculated.

Management is currently favouring the modified retrospective transition method (sometimes called the cumulative catch-up transition method). Using this method would mean that the cumulative effect of initially applying IFRS 15 would be recognised as an adjustment to the opening balance sheet in the period of initial application. Comparative prior periods would not be adjusted. Additional disclosures would also be presented in the year of initial application to explain the impact of IFRS 15. If the modified retrospective transition method is used then management is also likely to elect to apply the practical expedient for completed contracts. Using this method would not prevent the Group from disclosing the impact on comparative years in narrative format.

IFRS 16 ‘Leases’, effective for annual reporting periods beginning on or after 1 January 2019. The new standard details the requirements for the classification, measurement and recognition of lease arrangements. Adoption of the new standard is likely to have an impact on the Group and management is currently assessing the impact.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

1. Accounting policies continued

a. Basis of preparation continued

IAS 7 ‘Statement of Cash Flows’, effective for annual reporting periods beginning on or after 1 January 2017. The amendments to disclosure requirements aims to assist users of financial statements to evaluate changes in an entity’s liabilities arising from financing activities. The Group is currently confirming the impacts of the new requirements which are not expected to be material.

In June 2015 the IASB issued an exposure draft ED/2015/5 ‘Remeasurement on a Plan Amendment, Curtailment or Settlement/ Availability of a Refund from a Defined Benefit Plan (Proposed Amendments to IAS 19 and IFRIC 14).’ Management are currently evaluating these proposals and although the proposals have not yet been finalised, it should be noted that the current draft, if adopted, may restrict the Group’s ability to recognise a pension asset in respect of pension surpluses in its UK defined benefit pension plan. In addition, the current draft may require certain elements of committed minimum funding contributions to be recognised as a liability on the balance sheet.

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

Consolidation: Business combinations – classification of investments

Intangible assets: Goodwill

Intangible assets: Pre-publication assets

Taxation

Revenue recognition including provisions for returns

Employee benefits: Pensions

Consolidation: Business combinations – determination of fair values (where relevant)

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

Identifiable assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The determination of fair values often requires significant judgements and the use of estimates, and, for material acquisitions, the fair value of the acquired intangible assets is determined by an independent valuer. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill.

See note 1e(1) for the accounting policy on goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognised directly in the income statement.

Pearson plc Consolidated Financial Statements

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

4. Joint ventures and associates Joint ventures are entities in which the Group holds an interest on a long-term basis and has rights to the net assets through contractually agreed sharing of control. Associates are entities over which the Group has significant influence but not the power to control the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Ownership percentage is likely to be the key indicator of investment classification, however, other factors, such as board representation, may also affect the accounting classification. Judgement is required to assess all of the qualitative and quantitative factors which may indicate that the Group does, or does not, have significant influence over an investment. Penguin Random House is the Group’s only material associate – see note 12 for further details on the judgements involved in its accounting classification. Investments in joint ventures and associates are accounted for by the equity method and are initially recognised at the fair value of consideration transferred.

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

Pearson plc Consolidated Financial Statements

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

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.33 (2015: $1.53) and the year end rate was $1.23 (2015: $1.47).

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

Pearson plc Consolidated Financial Statements

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

1. Accounting policies continued

e. Intangible assets continued

The investment in pre-publication assets has been disclosed as part of cash generated from operations in the cash flow statement (see note 32).

The assessment of the recoverability of pre-publication assets involve a significant degree of judgement based on historical trends and management estimation of future potential sales. An incorrect amortisation profile could result in excess amounts being carried forward as intangible assets that would otherwise have been written off to the income statement in an earlier period.

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

1. Accounting policies continued

i. Cash and cash equivalents continued

Short-term deposits and marketable securities with maturities of greater than three months do not qualify as cash and cash equivalents and are reported as financial assets. Movements on these financial assets are classified as cash flows from financing activities in the cash flow statement where these amounts are used to offset the borrowings of the Group or as cash flows from investing activities where these amounts are held to generate an investment return.

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

1. Accounting policies continued

l. Derivative financial instruments continued

Changes in the fair value of derivatives are recognised immediately in finance income or costs. However, derivatives relating to borrowings and certain foreign exchange contracts are designated as part of a hedging transaction. The accounting treatment is summarised below:

Typical reason for designation	Reporting of gains and losses on effective portion of the hedge	Reporting of gains and losses on disposal
Net investment hedge
The derivative creates a foreign currency liability which is used to hedge changes in the value of a subsidiary which transacts in that currency.	Recognised in other comprehensive income.	On disposal the accumulated value of gains and losses reported in other comprehensive income is transferred to the income statement.

Fair value hedges
The derivative transforms the interest profile on debt from fixed rate to floating rate. Changes in the value of the debt as a result of changes in interest rates are offset by equal and opposite changes in the value of the derivative. The Group’s debt is all swapped to floating rates and the contracts used are designated as fair value hedges.	Gains and losses on the derivative are reported in finance income or finance costs. However, an equal and opposite change is made to the carrying value of the debt (a ‘fair value adjustment’) with the benefit/cost reported in finance income or finance costs. The net result should be a zero charge on a perfectly effective hedge.	If the debt and derivative are disposed of, the value of the derivative and the debt (including the fair value adjustment) are reset to zero. Any resultant gain or loss is recognised in finance income or finance costs.

Non-hedge accounted contracts
These are not designated as hedging instruments. Typically these are short-term contracts to convert debt back to fixed rates or foreign exchange contracts where a natural offset exists.	No hedge accounting applies.

m. Taxation

Current tax is recognised at the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

1. Accounting policies continued

m. Taxation continued

Deferred income tax is provided in respect of the undistributed earnings of subsidiaries, associates and joint ventures other than where it is intended that those undistributed earnings will not be remitted in the foreseeable future.

Current and deferred tax are recognised in the income statement, except when the tax relates to items charged or credited directly to equity or other comprehensive income, in which case the tax is also recognised in equity or other comprehensive income.

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the estimates in relation to the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on management’s judgement of the application of tax legislation and best estimates of future settlement amounts. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

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

Pearson plc Consolidated Financial Statements

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

The Group recognises a provision for deferred consideration. Where this is contingent on future performance or a future event, judgement is exercised in establishing the fair value.

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

Revenue from the sale of books is recognised when title passes. A provision for anticipated returns is made based primarily on historical return rates, customer buying patterns and retailer behaviours including stock levels. If these estimates do not reflect actual returns in future periods then revenues could be understated or overstated for a particular period.

Revenue from the sale of off-the-shelf software is recognised on delivery or on installation of the software where that is a condition of the contract. In certain circumstances, where installation is complex, revenue is recognised

Pearson plc Consolidated Financial Statements

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

Where a contractual arrangement consists of two or more separate elements that can be provided to customers either on a stand-alone basis or as an optional extra, such as the provision of supplementary materials or online access with textbooks and multiple deliverables within testing or service contracts, revenue is recognised for each element as if it were an individual contractual arrangement requiring the estimation of its relative fair value.

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

r. Dividends

Final dividends are recorded in the Group’s financial statements in the period in which they are approved by the company’s shareholders. Interim dividends are recorded when paid.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

1. Accounting policies continued

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

Continuing operations:

North America Courseware, Assessments and Services businesses in US and Canada.

Core Courseware, Assessments and Services businesses in more mature markets including UK, Australia and Italy.

Growth Courseware, Assessments and Services businesses in emerging markets including Brazil, China, India and South Africa. The results of the FT Group segment (to 30 November 2015) are shown as discontinued in 2015 and 2014.

The results for 2015 and 2014 have been restated to reflect minor changes in management responsibilities between the geographies which were effective from 1 January 2016.

For more detail on the services and products included in each business segment refer to item 4.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

2. Segment information continued

		2016
All figures in £ millions	Notes	North America	Core	Growth	PRH	Corporate	Discontinued operations	Group
Continuing operations
Sales		2,981	803	768	—	—		4,552

Adjusted operating profit/(loss)		420	57	29	129	—		635
Intangible charges		(2,684)	(16)	(33)	(36)	—		(2,769)
Cost of major restructuring		(172)	(62)	(95)	(9)	—		(338)
Acquisition costs		—	—	—	—	—		—
Other net gains and losses		(12)	(12)	(1)	—	—		(25)

Operating (loss)/profit		(2,448)	(33)	(100)	84	—		(2,497)
Finance costs	6							(97)
Finance income	6							37

Loss before tax								(2,557)
Income tax	7							222

Loss for the year from continuing operations								(2,335)

Segment assets		4,859	1,461	859	—	1,640		8,819
Joint ventures	12	—	—	2	—	—		2
Associates	12	1	4	—	1,240	—		1,245

Total assets		4,860	1,465	861	1,240	1,640		10,066

Other segment items
Share of results of joint ventures and associates	12	(1)	1	(1)	98	—	—	97
Capital expenditure	10, 11	153	42	51	—	—	—	246
Pre-publication investment	20	235	92	68	—	—	—	395
Depreciation	10	56	12	27	—	—	—	95
Amortisation	11, 20	394	109	116	—	—	—	619
Impairment	11	2,548	—	—	—	—	—	2,548

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

2. Segment information continued

		2015 Restated
All figures in £ millions	Notes	North America	Core	Growth	PRH	Corporate	Discontinued operations	Group
Continuing operations
Sales		2,940	815	713	—	—		4,468

Adjusted operating profit/(loss)		480	105	(3)	90	—		672
Intangible charges		(386)	(79)	(583)	(41)	—		(1,089)
Cost of major restructuring		—	—	—	—	—		—
Acquisition costs		—	—	—	—	—		—
Other net gains and losses		19	(5)	—	(1)	—		13

Operating (loss)/profit		113	21	(586)	48	—		(404)
Finance costs	6							(100)
Finance income	6							71

Loss before tax								(433)
Income tax	7							81

Loss for the year from continuing operations								(352)

Segment assets		6,399	1,573	719	—	1,841		10,532
Joint ventures	12	1	—	3	—	—		4
Associates	12	—	6	—	1,093	—		1,099

Total assets		6,400	1,579	722	1,093	1,841		11,635

Other segment items
Share of results of joint ventures and associates	12	(9)	—	(3)	64	—	16	68
Capital expenditure	10, 11	136	42	50	—	—	15	243
Pre-publication investment	20	218	63	66	—	—	—	347
Depreciation	10	42	9	18	—	—	6	75
Amortisation	11, 20	338	95	109	—	—	15	557
Impairment	11	282	37	530	—	—	—	849

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

2. Segment information continued

		2014 Restated
All figures in £ millions	Notes	North America	Core	Growth	PRH	Corporate	Discontinued operations	Group
Continuing operations
Sales		2,906	892	742	—	—	—	4,540

Adjusted operating profit		444	112	42	69	—		667
Intangible charges		(108)	(21)	(132)	(54)	—		(315)
Cost of major restructuring		—	—	—	—	—		—
Acquisition costs		(2)	(1)	(3)	—	—		(6)
Other net gains and losses		2	—	—	—	—		2

Operating profit/(loss)		336	90	(93)	15	—		348
Finance costs	6							(140)
Finance income	6							47

Profit before tax								255
Income tax	7							(56)

Profit for the year from continuing operations								199

Other segment items
Share of results of joint ventures and associates	12	—	(1)	(3)	35	—	20	51
Depreciation	10	41	10	16	—	—	7	74
Amortisation	11, 20	306	99	121	—	—	16	542
Impairment	11	—	—	77	—	—	—	77

There were no material inter-segment sales in 2014, 2015 or 2016.

Adjusted operating profit is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments by separating out those items of income and expenditure relating to acquisition and disposal transactions. In our adjusted operating profit we have excluded other net gains and losses, acquisition costs, amortization and impairment of acquired intangibles and the cost of major restructuring.

The intangible charges relate only to intangible assets acquired through business combinations and acquisition costs are the direct costs of acquiring those businesses. We do not believe these charges are relevant to an understanding of the underlying performance of the Group. Charges relating to acquired intangible assets are non-cash charges that reflect the historical expenditure of the acquired business. These acquired intangible assets continue to be supported by ongoing expenditure that is reported within our adjusted operating profit measure. In 2016, intangible charges include the impairment of goodwill in the North American business of £2,548m (see note 11). In 2015, intangible charges included an impairment of goodwill and intangibles in our North American business of £282m, our Core business of £37m and our Growth business of £530m. In 2014 intangible charges include an impairment of goodwill and intangibles of £77m relating to our Growth business in India.

Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are also excluded from adjusted operating profit as it is important to highlight their impact on operating profit, as reported, in the period in which the disposal transaction takes place in order to

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

2. Segment information continued

understand the underlying trend in the performance of the Group. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the Group. In 2016, the losses in the Core segment mainly relate to the closure of English language schools in Germany and in the North America segment to the sale of the Pearson English Business Solutions business. Other net gains and losses in 2015 in the North America segment is the profit on disposal of PowerSchool net of small losses on other investments. Included in other gains and losses in 2014 are gains on sale of joint venture interests in Safari Books online and CourseSmart and a loss on the sale of an investment in Nook Media.

In 2016, the definition of adjusted operating profit has been amended to exclude the costs of major restructuring activity. In January 2016, Pearson announced that it was embarking on a restructuring program to simplify the business, reduce costs and position the company for growth in its major markets. The costs of this program in 2016 are significant enough to exclude from our adjusted operating profit measure so as to better highlight the underlying performance. Total restructuring in 2016 amounted to £338m and includes costs associated with headcount reductions, property rationalisation and closure or exit from certain systems, platforms, products and supplier and customer relationships. There was no major restructuring in either 2015 or 2014 and accordingly the change has no effect on the comparative adjusted operating profit.

Corporate costs are allocated to business segments including discontinued operations on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

Segment assets, excluding corporate assets, consist of property, plant and equipment, intangible assets, inventories, receivables, deferred taxation and other financial assets and exclude cash and cash equivalents and derivative assets. Corporate assets comprise cash and cash equivalents, marketable securities and derivative financial instruments. Capital expenditure comprises additions to property, plant and equipment and software (see notes 10 and 11).

Property, plant and equipment and intangible assets acquired through business combination were £10m (2015: £1m) (see note 30).

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

2. Segment information continued

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

All figures in £ millions	2016
	North America	Core	Growth	Group
Courseware
School Courseware	418	173	127	718
Higher Education Courseware	1,147	92	60	1,299
English Courseware	21	65	97	183

	1,586	330	284	2,200

Assessments
School and Higher Education Assessments	378	268	21	667
Clinical Assessments	143	40	—	183
Professional and English Certification	333	112	49	494

	854	420	70	1,344

Services
School Services	259	6	54	319
Higher Education Services	269	29	46	344
English Services	13	18	314	345
School Systems	—	—	—	—

	541	53	414	1,008

Total	2,981	803	768	4,552

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

2. Segment information continued

	2015 restated
All figures in £ millions	North America	Core	Growth	Group
Courseware
School Courseware	406	178	112	696
Higher Education Courseware	1,207	94	57	1,358
English Courseware	22	65	84	171

	1,635	337	253	2,225

Assessments
School and Higher Education Assessments	420	296	20	736
Clinical Assessments	126	32	—	158
Professional and English Certification	269	95	37	401

	815	423	57	1,295

Services
School Services	209	1	47	257
Higher Education Services	223	26	70	319
English Services	18	28	286	332
School Systems	40	—	—	40

	490	55	403	948

Total	2,940	815	713	4,468

	2014 restated
All figures in £ millions	North America	Core	Growth	Group
Courseware
School Courseware	389	201	133	723
Higher Education Courseware	1,179	112	68	1,359
English Courseware	22	80	83	185

	1,590	393	284	2,267

Assessments
School and Higher Education Assessments	416	309	17	742
Clinical Assessments	115	34	—	149
Professional and English Certification	228	100	16	344

	759	443	33	1,235

Services
School Services	253	—	56	309
Higher Education Services	215	22	90	327
English Services	20	34	279	333
School Systems	69	—	—	69

	557	56	425	1,038

Total	2,906	892	742	4,540

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

2. Segment information continued

The Group operates in the following main geographic areas:

	Sales			Non-current assets
All figures in £ millions	2016	2015	2014	2016	2015
Continuing operations
UK	393	421	444	946	991
Other European countries	255	246	281	134	121
US	2,829	2,800	2,762	3,351	5,000
Canada	118	107	109	268	235
Asia Pacific	632	590	565	205	211
Other countries	325	304	379	232	144

Total continuing	4,552	4,468	4,540	5,136	6,702

Discontinued operations
UK	—	134	170	—	—
Other European countries	—	64	66	—	—
US	—	72	68	—	—
Canada	—	2	1	—	—
Asia Pacific	—	35	34	—	—
Other countries	—	5	4	—	—

Total discontinued	—	312	343	—	—

Total	4,552	4,780	4,883	5,136	6,702

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

3. Discontinued operations

There are no discontinued operations in 2016. All discontinued operations in 2015 and 2014 relate to the FT Group (including the Group’s 50% share in the Economist), Penguin and Mergermarket. An analysis of the results and cash flows of discontinued operations is as follows:

	2016	2015		2014
All figures in £ millions	Total	FT Group	Total	Penguin	Mergermarket	FT Group	Total
Sales	—	312	312	—	9	334	343

Operating profit	—	48	48	—	2	50	52
Finance income/(costs)	—	—	—	—	—	—	—

Profit before tax	—	48	48	—	2	50	52
Income tax	—	(8)	(8)	—	(1)	(7)	(8)

Profit after tax	—	40	40	—	1	43	44
Profit on disposal of Penguin	—	—	—	29	—	—	29
Attributable tax benefit	—	—	—	—	—	—	—
Profit on disposal of The Economist	—	473	473	—	—	—	—
Profit on disposal of Financial Times	—	711	711	—	—	—	—
Attributable tax expense	—	(49)	(49)	—	—	—	—
Mergermarket transaction costs	—	—	—	—	—	—	—
Profit on disposal of Mergermarket	—	—	—	—	244	—	244
Attributable tax expense	—	—	—	—	(46)	—	(46)

Profit for the year from discontinued operations	—	1,175	1,175	29	199	43	271

Operating cash flows	—	31	31	—	2	24	26
Investing cash flows	—	3	3	—	—	(5)	(5)
Financing cash flows	—	—	—	—	—	—	—

Total cash flows	—	34	34	—	2	19	21

Included in cost of disposal for Penguin for 2013 was a provision for amounts payable to Bertelsmann upon settlement of the transfer of Penguin’s UK past service pension liabilities to the new PRH venture. During 2014, it was decided that this transfer would not go ahead as planned and the costs have been credited back in the £29m gain reported against the disposal in 2014.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

4. Operating expenses

All figures in £ millions	2016	2015	2014
By function:
Cost of goods sold	2,093	1,981	2,021
Operating expenses
Distribution costs	88	80	84
Selling, marketing and product development costs	908	895	931
Administrative and other expenses	1,240	1,195	1,168
Restructuring costs	329	35	64
Other net gains and losses	25	(13)	(2)
Other income	(85)	(98)	(120)

Total net operating expenses	2,505	2,094	2,125

Impairment of intangible assets	2,548	849	77

Total	7,146	4,924	4,223

Included in other income is service fee income from Penguin Random House of £4m (2015: £16m, 2014: £41m). Included in administrative and other expenses are research and efficacy costs of £23m (2015: £33m, 2014: £22m). In addition to the restructuring costs shown above there were restructuring costs in Penguin Random House of £9m (2015: £12m, 2014: £19m).

All figures in £ millions	Notes	2016	2015	2014
By nature:
Royalties expensed		264	249	242
Other product costs		616	566	620
Employee benefit expense	5	1,888	1,742	1,832
Contract labour		206	182	183
Employee related expense		122	127	136
Promotional costs		217	163	149
Depreciation of property, plant and equipment	10	95	69	67
Amortisation of intangible assets – pre-publication	20	350	281	292
Amortisation of intangible assets – software	11	84	61	51
Amortisation of intangible assets – other	11	185	199	184
Impairment of intangible assets	11	2,548	849	77
Property and facilities		243	219	204
Technology and communications		188	153	123
Professional and outsourced services		378	262	253
Other general and administrative costs		140	132	121
Costs capitalised to intangible assets		(318)	(219)	(195)
Acquisition costs		—	—	6
Other net gains and losses		25	(13)	(2)
Other income		(85)	(98)	(120)

Total		7,146	4,924	4,223

Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets. In 2016, the losses in the Core segment mainly relate to the closure of English language schools in Germany and in the North America segment to the sale of the Pearson English Business Solutions

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

4. Operating expenses continued

business. Included in other net gains and losses within continuing operations in 2015 in the North America segment is the profit on disposal of PowerSchool net of small losses on other investments.

Included in other net gains and losses in continuing operations in 2014 are gains on the sale of joint venture interests in Safari Books Online and CourseSmart (£40m) and a loss on disposal of an investment in Nook Media (£38m).

During the year the Group obtained the following services from the Group’s auditors:

All figures in £ millions	2016	2015	2014
The audit of parent company and consolidated financial statements	5	4	5
The audit of the company’s subsidiaries	2	2	2

Total audit fees	7	6	7
Other assurance services	1	2	1
Other non-audit services	1	1	—

Total other services	2	3	1
Tax compliance services	—	1	1

Total tax services	—	1	1

Total non-audit services	2	4	2

Total	9	10	9

Reconciliation between audit and non-audit service fees is shown below:

All figures in £ millions	2016	2015	2014
Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	7	6	7
Non-audit fees	2	4	2

Total	9	10	9

Fees for attestation under section 404 of the Sarbanes-Oxley Act are allocated between fees payable for the audits of consolidated and subsidiary accounts.

Included in non-audit fees are amounts related to carve out audits for disposals of £1m (2015: £1m, 2014: £nil).

5. Employee information

All figures in £ millions	Notes	2016	2015	2014
Employee benefit expense
Wages and salaries (including termination benefits)		1,661	1,507	1,607
Social security costs		124	124	122
Share-based payment costs	26	22	26	32
Retirement benefits – defined contribution plans	25	67	66	61
Retirement benefits – defined benefit plans	25	16	19	21
Other post-retirement medical benefits	25	(2)	—	(11)

Total		1,888	1,742	1,832

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

5. Employee information continued

The details of the emoluments of the directors of Pearson plc are shown in the report on directors’ remuneration.

Average number employed	2016	2015	2014
Employee numbers
North America	16,841	19,951	20,927
Core	5,664	5,936	6,139
Growth	9,868	11,114	11,406
Other	346	264	182

Continuing operations	32,719	37,265	38,654

The employee benefit expense relating to discontinued operations was £nil (2015: £132m, 2014: £151m) and the average number employed was nil (2015: 2,282, 2014: 2,295).

6. Net finance costs

All figures in £ millions	Notes	2016	2015	2014
Interest payable		(74)	(61)	(81)
Net foreign exchange losses		(21)	(36)	(53)
Derivatives not in hedging relationships		(2)	(3)	(6)

Finance costs		(97)	(100)	(140)

Interest receivable		15	15	17
Net finance income in respect of retirement benefits	25	11	4	1
Net foreign exchange gains		1	43	17
Derivatives not in hedging relationships		10	9	12

Finance income		37	71	47

Net finance costs		(60)	(29)	(93)

Analysed as:
Net interest payable reflected in adjusted earnings		(59)	(46)	(64)
Other net finance (costs)/income		(1)	17	(29)

Total net finance costs		(60)	(29)	(93)

Included in interest receivable is £1m (2015: £1m, 2014: £1m) of interest receivable from related parties. There was a net movement of £nil on fair value hedges in 2016 (2015: £nil, 2014: £nil), comprising a loss of £4m (2015: gain of £22m, 2014: loss of £27m) on the underlying bonds, off set by a gain of £4m (2015: loss of £22m, 2014: gain of £27m) on the related derivative financial instruments.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

7. Income tax

All figures in £ millions	Notes	2016	2015	2014
Current tax
Charge in respect of current year		(71)	(155)	(96)
Adjustments in respect of prior years		32	42	30

Total current tax charge		(39)	(113)	(66)

Deferred tax
In respect of temporary differences		277	185	8
Other adjustments in respect of prior years		(16)	9	2

Total deferred tax credit	13	261	194	10

Total tax credit		222	81	(56)

The adjustments in respect of prior years in 2016 primarily arise from revising the previous year’s reporting to reflect the tax returns subsequently filed. This results in a change between deferred and current tax as well as an absolute benefit to the total tax charge. In addition there is a benefit from changes in estimates of uncertain tax positions. In 2015 and 2014 the adjustments mainly related to changes in estimates of uncertain tax positions following the agreement of historical tax positions.

The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

All figures in £ millions	2016	2015	2014
(Loss)/profit before tax	(2,557)	(433)	255
Tax calculated at UK rate (2016: 20%, 2015: 20.25%)	511	88	(55)
Effect of overseas tax rates	424	52	(10)
Joint venture and associate income reported net of tax	19	10	7
Intangible impairment not subject to tax	(722)	(60)	(23)
Net (expense)/income not subject to tax	(16)	(6)	12
Gains and losses on sale of businesses not subject to tax	15	(32)	—
Unutilised tax losses	(25)	(22)	(19)
Adjustments in respect of prior years	16	51	32

Total tax credit/(charge)	222	81	(56)

UK	46	(25)	—
Overseas	176	106	(56)

Total tax credit/(charge)	222	81	(56)

Tax rate reflected in earnings	8.7%	18.7%	22.0%

Factors which may affect future tax charges include changes in tax legislation, transfer pricing regulations, the level and mix of profitability in different countries, and settlements with tax authorities.

In 2016 the Group impaired US goodwill (see note 11). The majority of this impairment charge is not deductible for tax purposes. In 2015, the impairment of goodwill and intangibles was deductible for tax purposes in the majority of territories.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

7. Income tax continued

The tax benefit/(charge) recognised in other comprehensive income is as follows:

All figures in £ millions	2016	2015	2014
Net exchange differences on translation of foreign operations	(5)	5	(6)
Remeasurement of retirement benefit obligations	58	(24)	(1)

	53	(19)	(7)

A tax charge of £nil (2015: tax charge £1m, 2014: tax charge £3m) relating to share-based payments has been recognised directly in equity.

8. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares. In 2016, the Group has outstanding share options which are anti-dilutive but which could potentially dilute basic earnings per share in the future.

All figures in £ millions	Notes	2016	2015	2014
Loss for the year from continuing operations		(2,335)	(352)	199
Non-controlling interest		(2)	—	1

Earnings from continuing operations		(2,337)	(352)	200
Profit for the year from discontinued operations	3	—	1,175	271

Earnings		(2,337)	823	471

Weighted average number of shares (millions)		814.8	813.3	810.9
Effect of dilutive share options (millions)		—	—	1.0
Weighted average number of shares (millions) for diluted earnings		814.8	813.3	811.9

(Loss)/earnings per share from continuing and discontinued operations
Basic		(286.8)p	101.2p	58.1p
Diluted		(286.8)p	101.2p	58.0p

(Loss)/earnings per share from continuing operations
Basic		(286.8)p	(43.3)p	24.7p
Diluted		(286.8)p	(43.3)p	24.6p

Earnings per share from discontinued operations
Basic		—	144.5p	33.4p
Diluted		—	144.5p	33.4p

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

9. Dividends

All figures in £ millions	2016	2015	2014
Final paid in respect of prior year 34.0p (2015: 34.0p, 2014: 32.0p)	277	277	259
Interim paid in respect of current year 18.0p (2015: 18.0p, 2014: 17.0p)	147	146	138

	424	423	397

The directors are proposing a final dividend in respect of the financial year ended 31 December 2016 of 34.0p per share which will absorb an estimated £278m of shareholders’ funds. It will be paid on 12 May 2017 to shareholders who are on the register of members on 7 April 2017. These financial statements do not reflect this dividend.

10. Property, plant and equipment

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Cost
At 1 January 2015	388	601	29	1,018
Exchange differences	8	10	1	19
Additions	15	42	25	82
Disposals	(20)	(86)	—	(106)
Disposal through business disposal	(48)	(76)	—	(124)
Reclassifications	16	17	(33)	—

At 31 December 2015	359	508	22	889

Exchange differences	44	83	2	129
Additions	26	59	4	89
Disposals	(26)	(100)	—	(126)
Disposal through business disposal	(1)	(2)	—	(3)
Reclassifications	(4)	12	(8)	—

At 31 December 2016	398	560	20	978

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

10. Property, plant and equipment continued

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Depreciation
At 1 January 2015	(231)	(453)	—	(684)
Exchange differences	(5)	(12)	—	(17)
Charge for the year	(22)	(53)	—	(75)
Disposals	18	82	—	100
Disposal through business disposal	48	59	—	107

At 31 December 2015	(192)	(377)	—	(569)

Exchange differences	(26)	(62)	—	(88)
Charge for the year	(34)	(61)	—	(95)
Disposals	22	95	—	117
Reclassifications	1	(1)	—	—

At 31 December 2016	(229)	(406)	—	(635)

Carrying amounts
At 1 January 2015	157	148	29	334
At 31 December 2015	167	131	22	320

At 31 December 2016	169	154	20	343

Depreciation expense of £21m (2015: £19m, 2014: £16m) has been included in the income statement in cost of goods sold and £74m (2015: £50m, 2014: £51m) in operating expenses. In 2016 £nil (2015: £6m, 2014: £7m) relates to discontinued operations.

The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £10m (2015: £8m).

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

11. Intangible assets

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Cost
At 1 January 2015	5,030	597	894	308	197	598	7,624
Exchange differences	105	17	25	(17)	(7)	(40)	83
Impairment	(826)	—	—	—	—	—	(826)
Additions – internal development	—	125	—	—	—	—	125
Additions – purchased	—	36	—	—	—	—	36
Disposals	—	(18)	—	(4)	(10)	(29)	(61)
Acquisition through business combination	—	—	—	—	—	1	1
Disposal through business disposal	(175)	(138)	(59)	(6)	—	(21)	(399)

At 31 December 2015	4,134	619	860	281	180	509	6,583

Exchange differences	752	85	157	65	31	135	1,225
Impairment	(2,548)	—	—	—	—	—	(2,548)
Additions – internal development	—	132	—	—	—	—	132
Additions – purchased	—	25	—	—	—	—	25
Disposals	—	(49)	(37)	—	—	—	(86)
Acquisition through business combination	3	—		7	—	3	13
Disposal through business disposal	—	—	(6)	—	—	(47)	(53)
Transfer to intangible assets – pre-publication	—	(14)	—	—	—	—	(14)

At 31 December 2016	2,341	798	974	353	211	600	5,277

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

11. Intangible assets continued

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Amortisation
At 1 January 2015	—	(386)	(349)	(122)	(160)	(297)	(1,314)
Exchange differences	—	(14)	(8)	1	6	(6)	(21)
Impairment	—	—	(13)	(1)	(9)	—	(23)
Charge for the year	—	(74)	(99)	(40)	(10)	(53)	(276)
Disposals		18	—	4	10	29	61
Disposal through business disposal	—	99	39	3	—	13	154

At 31 December 2015	—	(357)	(430)	(155)	(163)	(314)	(1,419)

Exchange differences	—	(60)	(83)	(32)	(27)	(75)	(277)
Impairment	—	—	—	—	—	—	—
Charge for the year	—	(84)	(85)	(22)	(8)	(70)	(269)
Disposals	—	38	37	—	—	—	75
Disposal through business disposal	—	—	6	—	—	47	53
Transfer to intangible assets – pre-publication	—	2	—	—	—	—	2

At 31 December 2016	—	(461)	(555)	(209)	(198)	(412)	(1,835)

Carrying amounts
At 1 January 2015	5,030	211	545	186	37	301	6,310
At 31 December 2015	4,134	262	430	126	17	195	5,164

At 31 December 2016	2,341	337	419	144	13	188	3,442

Goodwill

The goodwill carrying value of £2,341m relates to acquisitions completed after 1 January 1998. Prior to 1 January 1998 all goodwill was written off to reserves on the date of acquisition. For acquisitions completed between 1 January 1998 and 31 December 2002 no value was ascribed to intangibles other than goodwill and the goodwill on each acquisition was amortised over a period of up to 20 years. On adoption of IFRS on 1 January 2003, the Group chose not to restate the goodwill balance and at that date the balance was frozen (i.e. amortisation ceased). If goodwill had been restated then a significant value would have been ascribed to other intangible assets, which would be subject to amortisation, and the carrying value of goodwill would be significantly lower. For acquisitions completed after 1 January 2003 value has been ascribed to other intangible assets which are amortised.

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

11. Intangible assets continued

Other intangible assets continued

generally results in a larger proportion of amortisation being recognised in the early years of the asset’s life. The Group keeps the expected pattern of consumption under review.

Amortisation of £17m (2015: £13m, 2014: £12m) is included in the income statement in cost of goods sold and £252m (2015: £247m, 2014: £222m) in operating expenses. In 2016, £nil (2015: £16m, 2014: £15m) of amortisation relates to discontinued operations.

The range of useful economic lives for each major class of intangible asset (excluding goodwill and software) is shown below:

2016
Class of intangible asset	Useful economic life
Acquired customer lists, contracts and relationships	3–20 years
Acquired trademarks and brands	2–20 years
Acquired publishing rights	5–20 years
Other intangibles acquired	2–20 years

The expected amortisation profile of acquired intangible assets is shown below:

	2016
All figures in £ millions	One to five years	Six to ten years	More than ten years	Total
Class of intangible asset
Acquired customer lists, contracts and relationships	282	102	35	419
Acquired trademarks and brands	69	48	27	144
Acquired publishing rights	11	2	—	13
Other intangibles acquired	139	45	4	188

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

Following a reorganisation of the business effective 1 January 2014 goodwill was allocated to CGUs, or an aggregation of CGUs, where goodwill could not be reasonably allocated to individual business units. Impairment reviews were conducted on these CGUs. The carrying value of the goodwill in each of the CGUs, after the impact of impairments, is summarised below:

All figures in £ millions	2016	2015
North America	1,295	3,155
Core	633	635
Growth (includes Brazil, China, India and South Africa)	—	—
Pearson VUE	413	344
Financial Times Group	—	—

Total	2,341	4,134

The recoverable amount of each aggregated cash generating unit (CGU) is based on fair value less costs of disposal or value in use calculations as appropriate. Goodwill is tested at least annually for impairment. Other

Pearson plc Consolidated Financial Statements

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

At the end of 2016, following trading in the final quarter of the year, it became clear that the underlying issues in the US higher education courseware business market were more severe than anticipated. These issues related to declining student enrolments, changes in buying patterns of students and correction of inventory levels by distributors and bookshops. As a result, in January 2017, strategic plans and estimates for future cash flows were revised and we determined during the goodwill impairment review that the fair value less costs of disposal of the North America cash generating unit (CGU) no longer supported the carrying value of this goodwill and as a consequence impaired goodwill by £2,548m. Fair value less cost of disposal was determined using post-tax discount rate of 9.2% for North America. Following the impairment, the recoverable amount of the North America CGU is £2,650m.

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

Discount rates The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific CGU. The average post-tax discount rates range from 7.9% to 15.5%. Discount rates are lower for those businesses which operate in more mature markets with low inflation and higher for those operating in emerging markets with higher inflation.

Perpetuity growth rates A perpetuity growth rate of 2% (2015: 2.0%) was used for cash flows subsequent to the approved budget period for CGUs operating in mature markets. This perpetuity growth rate is a conservative rate and is considered to be lower than the long-term historical growth rates of the underlying territories in which the CGU operates and the long-term growth rate prospects of the sectors in which the CGU operates. CGU growth rates between 4.4% and 7.0% were used for cash flows subsequent to the approved budget period for CGUs operating in emerging markets with high inflation. These growth rates are also below the long-term historical growth rates in these markets.

The key assumptions used by management in setting the financial budgets for the initial five-year period were as follows:

Forecast sales growth rates Forecast sales growth rates are based on past experience adjusted for the strategic direction and near-term investment priorities within each CGU. Key factors include USA and UK college enrolment rates, assessment growth rates, the success of new product launches, growth rates and economic conditions in emerging markets and the rate of growth in new services businesses. The five-year sales forecasts use average nominal growth rates between 2.0% and 8.6% for mature markets and between 7.0% and 19.8% for emerging markets with high inflation.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

11. Intangible assets continued

Key assumptions continued

Operating profits Operating profits are forecast based on historical experience of operating margins, adjusted for the impact of changes to product costs and cost saving initiatives, including the impact of the global restructuring programme benefits from 2016.

Cash conversion Cash conversion is the ratio of operating cash flow to operating profit. Management forecasts cash conversion rates based on historical experience, adjusted for the impact of product investment priorities and the shift to digital and service based business.

Sensitivities

The Group’s impairment review is sensitive to a change in assumptions used, most notably the discount rates and the perpetuity growth rates. The carrying value of goodwill in the Growth market CGU’s was written down to £nil in 2015. In the North America CGU goodwill has been written down to fair value less costs of disposal and any further increase in discount rates or reduction in perpetuity growth rates would give rise to further impairment. A 0.1% increase in discount rates would cause the fair value less costs of disposal of the North America CGU to reduce by £35m and the Core GGU by £16m. A 0.1% reduction in perpetuity growth rates would cause the fair value less costs of disposal of the North America CGU to reduce by £30m and the Core CGU by £14m. The North America CGU which has been written down to fair value less costs of disposal and the Core CGU are highly sensitive to any reductions in short-term cash flows, whether driven by lower sales growth, lower operating profits or lower cash conversion. A 5% reduction in total annual operating profits, spread evenly across all CGUs, would give rise to an impairment of £209m in the North America CGU and £43m in the Core CGU.

2015 impairment tests

In 2015, following significant economic and market deterioration in the Group’s operations in emerging markets and ongoing cyclical and policy related pressures in the Group’s mature market operations, an impairment of £507m was booked in respect of the Group’s Growth operations, representing impairments of £269m in the Brazil CGU, £181m in the China CGU, £48m in the South Africa CGU and £9m in the Other Growth CGU, thereby bringing the carrying value of goodwill in those CGUs down to £nil. Impairments of £10m and £13m were also booked in respect of other acquired intangibles in the South Africa and Other Growth CGUs respectively, bringing their carrying value down to £nil. Impairments of £282m and £37m were also booked in respect of the North America and Core CGUs respectively, bringing the carrying value of the goodwill in those CGUs down to fair value less costs of disposal.

12. Investments in joint ventures and associates

The amounts recognised in the balance sheet are as follows:

All figures in £ millions	2016	2015
Associates	1,245	1,099
Joint ventures	2	4

Total	1,247	1,103

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

12. Investments in joint ventures and associates continued

The amounts recognised in the income statement are as follows:

All figures in £ millions	2016	2015
Associates	98	72
Joint ventures	(1)	(4)

Total	97	68

There are no discontinued operations in 2016. Included within the 2015 results are discontinued operations consisting of £17m profit from associates and £1m loss from joint ventures. For further information on discontinued operations and the profit on sale of associates and joint ventures, see notes 3 and 31.

Investment in associates

On 16 October 2015, the Group sold a 39% stake, out of its 50% stake, in The Economist (see note 31 for further information).

The Group has the following material associates:

	Principal place of business	Ownership interest	Nature of relationship	Measurement method
Penguin Random House Ltd	UK/Global	47%	See below	Equity
Penguin Random House LLC	US	47%	See below	Equity

On 1 July 2013 Penguin Random House (PRH) was formed, upon the completion of an agreement between Pearson and Bertelsmann to merge their respective trade publishing companies, Penguin and Random House, with the parent companies owning 47% and 53% of the combined business respectively. Pearson owns its 47% interest in PRH via 47% interests in each of the two entities listed in the table above. Despite the separate legal structures of the two PRH entities, Pearson regards PRH as one combined global business. Consequently, Pearson discloses PRH as one single operating segment and presents disclosures related to its interests in PRH on a combined basis.

The shareholder agreement includes protective rights for Pearson as the minority shareholder, including rights to dividends. Management considers ownership percentage, board composition and the additional protective rights, and exercises judgement to determine that Pearson has significant influence over PRH and Bertelsmann has the power to direct the relevant activities and therefore control. PRH does not have a quoted market price.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

12. Investments in joint ventures and associates continued

Investment in associates continued

The summarised financial information of the material associates is detailed below:

	2016	2015
All figures in £ millions	Penguin Random House	Penguin Random House	The Economist
Assets
Current assets	1,587	1,354	—
Non-current assets	1,267	1,244	—
Liabilities
Current liabilities	(1,074)	(1,034)	—
Non-current liabilities	(394)	(358)	—

Net assets	1,386	1,206	—

Sales	2,620	2,453	276

Profit from continuing operations	209	136	—
Profit from discontinued operations	—	—	34
Other comprehensive (expense)/income	(14)	51	—

Total comprehensive income	195	187	34

Dividends received from associate	131	142	20

The information above reflects the amounts presented in the financial statements of the associates, adjusted for fair value and similar adjustments. Amounts presented in 2015 for The Economist cover the period up until the date of the partial disposal. The tax on Penguin Random House LLC is settled by the partners. For the purposes of clear and consistent presentation, the tax has been shown in the associate line items in the consolidated income statement and consolidated balance sheet, recording the Group’s share of profit after tax consistently for the Penguin Random House associates.

A reconciliation of the summarised financial information to the carrying value of the material associates is shown below:

	2016	2015
All figures in £ millions	Penguin Random House	Penguin Random House	The Economist
Opening net assets	1,206	1,247	—
Exchange differences	179	(1)	—
Profit for the period	209	136	34
Other comprehensive (expense)/income	(14)	51	—
Dividends, net of tax paid	(194)	(229)	(40)
Additions	—	2	—
Reversal of distribution from associate in excess of carrying value	—	—	(3)
Disposal	—	—	9

Closing net assets	1,386	1,206	—
Share of net assets	651	567	—
Goodwill	589	526	—

Carrying value of associate	1,240	1,093	—

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

12. Investments in joint ventures and associates continued

Investment in associates continued

Information on other individually immaterial associates is detailed below:

All figures in £ millions	2016	2015
Loss from continuing operations	—	(9)

Total comprehensive expense	—	(9)

Transactions with material associates

The Group has loans to Penguin Random House which are unsecured and interest is calculated based on market rates. The amount outstanding at 31 December 2016 was £33m (2015: £47m). The loans are provided under a working capital facility and fluctuate during the year. The loan outstanding at 31 December 2016 was repaid in its entirety in January 2017.

The Group also has a current asset receivable of £21m (2015: £27m) from Penguin Random House arising from the provision of services. Included in other income (note 4) is £4m (2015: £16m) of service fees.

Investment in joint ventures

Information on joint ventures, all of which are individually immaterial, is detailed below:

All figures in £ millions	2016	2015
Loss from continuing operations	(1)	(3)
Loss from discontinued operations	—	(1)

Total comprehensive expense	(1)	(4)

13. Deferred income tax

All figures in £ millions	2016	2015
Deferred income tax assets	451	276
Deferred income tax liabilities	(466)	(560)

Net deferred income tax	(15)	(284)

Substantially all of the deferred income tax assets are expected to be recovered after more than one year.

Deferred income tax assets and liabilities may be offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. At 31 December 2016 the Group has unrecognised deferred income tax assets of £32m (2015: £32m) in respect of UK losses, £18m (2015: £11m) in respect of US losses and approximately £95m (2015: £70m) in respect of losses in other territories. The US losses relate to state taxes and therefore have expiry periods of between five and 20 years.

The recognition of the deferred income tax assets is supported by management’s forecasts of the future profitability of the relevant business units.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

13. Deferred income tax continued

The movement on the net deferred income tax account is as follows:

All figures in £ millions	Notes	2016	2015
At beginning of year		(284)	(419)
Exchange differences		(22)	(26)
Income statement benefit	7	261	196
Disposal through business disposal	31	(10)	1
Tax benefit/(charge) to other comprehensive income or equity		40	(36)

At end of year		(15)	(284)

Included in the income statement above for 2016 is £nil (2015: £2m benefit) relating to discontinued operations.

The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Trading losses	Returns provisions	Retirement benefit obligations	Deferred revenue	Other	Total
Deferred income tax assets
At 1 January 2015	28	44	62	2	159	295
Exchange differences	5	3	4	1	8	21
Income statement charge	(14)	(4)	(3)	52	(67)	(36)
Tax charge to other comprehensive income or equity	—	—	(4)	—	—	(4)

At 31 December 2015	19	43	59	55	100	276

Exchange differences	3	7	10	15	35	70
Income statement (charge)/benefit	—	(15)	(1)	50	75	109
Disposal through business disposal	—	—	—	(3)	(1)	(4)

At 31 December 2016	22	35	68	117	209	451

Deferred tax assets on deferred revenue are net of liabilities in the US which arose on a change in tax treatment agreed in 2015 and which will unwind over 4 years. Other deferred income tax assets include temporary differences on goodwill, share-based payments, inventory and other provisions.

All figures in £ millions	Goodwill and intangibles	Retirement benefit obligations	Other	Total
Deferred income tax liabilities
At 1 January 2015	(598)	(39)	(77)	(714)
Exchange differences	(41)	—	(6)	(47)
Income statement benefit	180	2	50	232
Disposal through business disposal	1	—	—	1
Tax charge to other comprehensive income or equity	—	(31)	(1)	(32)

At 31 December 2015	(458)	(68)	(34)	(560)

Exchange differences	(85)	—	(7)	(92)
Income statement benefit	144	(3)	11	152
Disposal through business disposal	(7)	—	1	(6)
Tax benefit to other comprehensive income or equity	—	40	—	40

At 31 December 2016	(406)	(31)	(29)	(466)

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

13. Deferred income tax continued

Other deferred income tax liabilities include temporary differences in respect of depreciation and royalty advances.

14. Classification of financial instruments

The accounting classification of each class of the Group’s financial assets and their carrying values, is as follows:

		2016					2015
		Fair value			Amortised cost		Fair value			Amortised cost
All figures in £ millions	Notes	Available for sale	Derivatives held for trading	Derivatives in hedging relationships	Loans and receivables	Total carrying value	Available for sale	Derivatives held for trading	Derivatives in hedging relationships	Loans and receivables	Total Carrying value
Investments in unlisted securities	15	65	—	—	—	65	143	—	—	—	143
Cash and cash equivalents	17	—		—	1,459	1,459	—	—	—	1,703	1,703
Marketable securities		10	—	—	—	10	28	—	—	—	28
Derivative financial instruments	16	—	3	168	—	171	—	29	81	—	110
Trade receivables	22	—	—	—	982	982	—	—	—	963	963

Total financial assets		75	3	168	2,441	2,687	171	29	81	2,666	2,947

The carrying value of the Group’s financial assets is equal to the market value.

The accounting classification of each class of the Group’s financial liabilities, together with their carrying values and market values, is as follows:

		2016					2015
		Fair value		Amortised cost			Fair value		Amortised cost
All figures in £ millions	Notes	Derivatives held for trading	Derivatives in hedging relationships	Other liabilities	Total carrying value	Total market value	Derivatives held for trading	Derivatives in hedging relationships	Other liabilities	Total carrying value	Total Market value
Derivative financial liabilities	16	(7)	(257)	—	(264)	(264)	(36)	(129)	—	(165)	(165)
Trade payables	24	—	—	(333)	(333)	(333)	—	—	(319)	(319)	(319)
Bank loans and overdrafts	18	—	—	(39)	(39)	(39)	—	—	(38)	(38)	(38)
Borrowings due within one year	18	—	—	(5)	(5)	(5)	—	—	(244)	(244)	(244)
Borrowings due after more than one year	18	—	—	(2,424)	(2,424)	(2,385)	—	—	(2,048)	(2,048)	(2,009)

Total financial liabilities		(7)	(257)	(2,801)	(3,065)	(3,026)	(36)	(129)	(2,649)	(2,814)	(2,775)

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

14. Classification of financial instruments continued

Fair value measurement

As shown above, the Group’s derivative assets and liabilities and marketable securities are held at fair value.

Financial instruments that are measured subsequently to initial recognition at fair value are grouped into levels 1 to 3, based on the degree to which the fair value is observable, as follows:

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

The Group’s derivative assets valued at £171m (2015: £110m) and derivative liabilities valued at £264m (2015: £165m) are classified as level 2. The Group’s marketable securities assets valued at £10m (2015: £28m) are classified as level 2. The Group’s investments in unlisted securities are valued at £65m (2015: £143m) and are classified as level 3.

The following table analyses the movements in level 3 fair value remeasurements:

	2016	2015
All figures in £ millions	Investments in unlisted securities	Investments in unlisted securities
At beginning of year	143	45
Exchange differences	8	3
Acquisition of investments	6	101
Fair value movements	—	—
Disposal of investments	(92)	(6)

At end of year	65	143

The fair value of the investments in unlisted securities is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets. In 2015 the fair value of the 11% stake in The Economist was valued by reference to the disposal transaction terms.

15. Other financial assets

All figures in £ millions	2016	2015
At beginning of year	143	54
Exchange differences	8	3
Acquisition of investments	6	101
Fair value movements	—	—
Disposal of investments	(92)	(15)

At end of year	65	143

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

15. Other financial assets continued

Other financial assets comprise unlisted securities of £65m (2015: £143m). In 2015 acquisition of investments includes the remaining 11% stake in The Economist (see note 31 for further information), this investment was disposed in 2016 with no further gain or loss.

16. Derivative financial instruments

The Group’s approach to the management of financial risks is set out in note 19. The Group’s outstanding derivative financial instruments are as follows:

	2016			2015
All figures in £ millions	Gross notional amounts	Assets	Liabilities	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	2,157	68	(4)	1,952	70	(10)
Interest rate derivatives – not in a hedge relationship	1,187	3	(7)	848	—	(6)
Cross-currency rate derivatives – in a hedge relationship	1,622	100	(253)	1,879	10	(119)
Cross-currency rate derivatives – not in a hedge relationship	—	—	—	120	30	(30)

Total	4,966	171	(264)	4,799	110	(165)

Analysed as expiring:
In less than one year	162	—	—	324	32	(29)
Later than one year and not later than five years	2,776	86	(157)	1,255	44	(4)
Later than five years	2,028	85	(107)	3,220	34	(132)

Total	4,966	171	(264)	4,799	110	(165)

The carrying value of the above derivative financial instruments equals their fair value. Fair values are determined by using market data and the use of established estimation techniques such as discounted cash flow and option valuation models.

The Group has issued fixed rate euro debt, which is converted to floating rates using interest rate swaps and subsequently converted to floating rate US dollar debt using cross currency swaps. The Group’s fixed rate US dollar debt is converted to floating rates using interest rate swaps. The Group receives interest under its debt related swap contracts to match the interest on the bonds (ranging from a receipt of 1.375% on its euro 2025 notes to 6.25% on its Global dollar bonds 2018) and in turn, ultimately pays US dollar interest at rates ranging between US Libor + 0.51% to US Libor + 1.82%. In line with the Group’s hedging policy, short term contracts have been used to fix the Libor element for 2017 on $800m at rates between 1.10% and 2.03%.

At the end of 2016, the currency split of the mark-to-market values of rate derivatives, including the exchange of principal on cross-currency rate derivatives, was US dollar £(1,051)m, sterling £19m and euro £939m (2015: US dollar £(917)m, sterling £102m and euro £759m).

The Group’s portfolio of rate derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility. The sensitivity of the portfolio to changes in market rates is set out in note 19.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

16. Derivative financial instruments continued

Derivative financial assets and liabilities subject to offsetting arrangements are as follows:

	2016			2015
All figures in £ millions	Gross derivative assets	Gross derivative liabilities	Net derivative assets/ liabilities	Gross derivative assets	Gross derivative liabilities	Net derivative assets/ liabilities
Counterparties in an asset position	30	(11)	19	50	(22)	28
Counterparties in a liability position	141	(253)	(112)	60	(143)	(83)

Total as presented in the balance sheet	171	(264)	(93)	110	(165)	(55)

All of the Group’s derivative financial instruments are subject to enforceable netting arrangements with individual counterparties, allowing net settlement in the event of default of either party. Offset arrangements in respect of cash balances are described in note 17.

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

17. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2016	2015
Cash at bank and in hand	570	627
Short-term bank deposits	889	1,076

	1,459	1,703

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2016 the currency split of cash and cash equivalents was US dollar 34% (2015: 23%), sterling 40% (2015: 57%), euro 3% (2015: 2%), renminbi 10% (2015: 8%) and other 13% (2015: 10%).

Cash and cash equivalents have fair values that approximate to their carrying value due to their short-term nature. Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2016	2015
Cash and cash equivalents – continuing operations	1,459	1,703
Bank overdrafts – continuing operations	(35)	(32)

	1,424	1,671

The Group has certain cash pooling arrangements in US dollars, sterling, euro and canadian dollars where both the company and the bank have a legal right of offset. At 31 December 2016 the offsetting amounts are presented gross in the balance sheet. Offset arrangements in respect of derivatives are shown in note 16.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

18. Financial liabilities – borrowings

The Group’s current and non-current borrowings are as follows:

All figures in £ millions	2016	2015
Non-current
6.25% Global dollar bonds 2018 (nominal amount $550m)	469	403
4.625% US dollar notes 2018 (nominal amount $300m)	254	218
1.875% Euro notes 2021 (nominal amount €500m)	453	386
3.75% US dollar notes 2022 (nominal amount $500m)	407	342
3.25% US dollar notes 2023 (nominal amount $500m)	402	336
1.375% Euro notes 2025 (nominal amount €500m)	435	359
Finance lease liabilities	4	4

	2,424	2,048

Current
Due within one year or on-demand:
4.0% US dollar notes 2016 (nominal amount $350m)	—	240
Bank loans and overdrafts	39	38
Finance lease liabilities	5	4

	44	282

Total borrowings	2,468	2,330

Included in the non-current borrowings above is £18m of accrued interest (2015: £15m). Included in the current borrowings above is £nil of accrued interest (2015: £1m).

The maturity of the Group’s non-current borrowing is as follows:

All figures in £ millions	2016	2015
Between one and two years	726	3
Between two and five years	454	622
Over five years	1,244	1,423

	2,424	2,048

The carrying amounts and market values of borrowings are as follows:

	2016			2015
All figures in £ millions	Effective interest rate	Carrying value	Market value	Effective interest rate	Carrying value	Market value
Bank loans and overdrafts	n/a	39	39	n/a	38	38
4.0% US dollar notes 2016	4.26%	—	—	4.26%	240	240
6.25% Global dollar bonds 2018	6.46%	469	468	6.46%	403	405
4.625% US dollar notes 2018	4.69%	254	250	4.69%	218	213
1.875% Euro notes 2021	2.04%	453	454	2.04%	386	380
3.75% US dollar notes 2022	3.94%	407	396	3.94%	342	335
3.25% US dollar notes 2023	3.36%	402	381	3.36%	336	322
1.375% Euro notes 2025	1.44%	435	432	1.44%	359	350
Finance lease liabilities	n/a	9	9	n/a	8	8

		2,468	2,429		2,330	2,291

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

18. Financial liabilities – borrowings continued

The market values stated above are based on clean market prices at the year end or, where these are not available, on the quoted market prices of comparable debt issued by other companies. The effective interest rates above relate to the underlying debt instruments.

The carrying amounts of the Group’s borrowings before the effect of derivatives (see notes 16 and 19 for further information on the impact of derivatives) are denominated in the following currencies:

All figures in £ millions	2016	2015
US dollar	1,559	1,563
Sterling	13	1
Euro	892	759
Other	4	7

	2,468	2,330

The Group has $1.75 billion (£1.4 billion) of undrawn capacity on its committed borrowing facilities as at 31 December 2016 (2015: $1.75 billion (£1.2 billion) undrawn). In addition, there are a number of short-term facilities that are utilised in the normal course of business.

All of the Group’s borrowings are unsecured. In respect of finance lease obligations, the rights to the leased asset revert to the lessor in the event of default.

The maturity of the Group’s finance lease obligations is as follows:

All figures in £ millions	2016	2015
Finance lease liabilities – minimum lease payments
Not later than one year	5	4
Later than one year and not later than two years	3	3
Later than two years and not later than three years	1	1
Later than three years and not later than four years	—	—
Later than four years and not later than five years	—	—
Later than five years	—	—
Future finance charges on finance leases	—	—

Present value of finance lease liabilities	9	8

The present value of finance lease liabilities is as follows:

All figures in £ millions	2016	2015
Not later than one year	5	4
Later than one year and not later than five years	4	4
Later than five years	—	—

	9	8

The carrying amounts of the Group’s lease obligations approximate their fair value.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

19. Financial risk management

The Group’s approach to the management of financial risks together with sensitivity analyses of its financial instruments is set out below.

Treasury policy

Pearson’s treasury function has primary responsibility for managing certain financial risks to which the Group is exposed. The Group’s treasury policies are approved by the board of Directors annually and the audit committee receives regular reports on the Group’s treasury activities, policies and procedures. Pearson’s treasury function is not run as a profit centre and does not enter into any transactions for speculative purposes.

The treasury function is permitted to use derivatives for risk management purposes which may include interest rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts, of which interest rate swaps and forward foreign exchange swaps are the most commonly used.

Capital risk

The Group’s objectives when managing capital are:

•	to safeguard the Group’s ability to continue as a going concern and retain financial flexibility by maintaining a well managed balance sheet;

•	to provide returns for shareholders and benefits for other stakeholders; and

•	to maintain a solid investment grade credit rating.

The Group is currently rated BBB (negative outlook) with Standard and Poor’s and Baa2 (negative outlook) with Moody’s.

Net debt

The Group’s net debt position is set out below:

All figures in £ millions	2016	2015
Cash and cash equivalents	1,459	1,703
Marketable securities	10	28
Derivative financial instruments	(93)	(55)
Bank loans and overdrafts	(39)	(38)
Bonds	(2,420)	(2,284)
Finance lease liabilities	(9)	(8)

Net debt	(1,092)	(654)

Interest and foreign exchange rate management

The Group’s principal currency exposure is to the US dollar which represents more than 60% of the Group’s sales.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

19. Financial risk management continued

Interest and foreign exchange rate management continued

The Group’s long-term bond debt is held in US dollars to provide a natural hedge of this exposure and is primarily held at floating rates which is achieved in two ways:

•	Issuing fixed rate US dollar bonds which are swapped to floating rates using interest rate swaps and;

•	Issuing fixed rate euro bonds which are swapped to US dollars and floating rates using cross-currency interest rate swaps.

Interest rate swaps are then used to fix an element of the interest charge for the next 12-24 months, in line with the Group’s interest rate hedging policy, which requires a proportion of the Group’s gross debt to be fixed. At 31 December 2016, the Group had contracts to fix $800m of debt for the next 12 months (2015: $850m).

Overseas profits are converted to sterling to satisfy sterling cash outflows such as dividends at the prevailing spot rate at the time of the transaction. To the extent the Group has sufficient sterling, US dollars may be held as dollar cash to provide a natural offset to the Group’s debt or to satisfy future US dollar cash outflows.

The Group does not have significant cross border foreign exchange transactional exposures.

As at 31 December 2016 the sensitivity of the carrying value of the Group’s financial instruments to fluctuations in interest rates and exchange rates is as follows:

All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling
Investments in unlisted securities	65	—	—	(5)	6
Cash and cash equivalents	1,459	—	—	(79)	97
Marketable securities	10	—	—	—	—
Derivative financial instruments	(93)	(88)	104	10	(12)
Bonds	(2,420)	92	(100)	220	(269)
Other borrowings	(48)	—	—	3	(4)
Other net financial assets	649	—	—	(55)	67

Total financial instruments	(378)	4	4	94	(115)

The table shows the sensitivities of the fair values of each class of financial instruments to an isolated change in either interest rates or foreign exchange rates. The class ‘Other net financial assets’ comprises trade receivables less trade payables.

The Group’s income statement is reported at average rates for the year while the balance sheet is translated at the year-end closing rate. Differences between these rates can distort ratio calculations such as debt to EBITDA and interest cover. Adjusted operating profit translated at year end closing rates would be £55m higher than the reported figure of £635m at £690m (2015: £16m higher if translated at the year-end 2015 rate instead of the 2015 average rate at £739m compared to a reported figure of £723m). EBITDA translated at year end closing rates would be £63m higher than the reported figure of £785m at £848m (2015: £19m higher if translated at the year-end 2015 rate instead of the 2015 average rate at £891m, compared to a reported figure of £872m).

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

19. Financial risk management continued

Liquidity and re-financing risk management

The Group regularly reviews the level of cash and debt facilities required to fund its activities. This involves preparing a prudent cash flow forecast for the next three to five years, determining the level of debt facilities required to fund the business, planning for repayments of debt at its maturity and identifying an appropriate amount of headroom to provide a reserve against unexpected outflows.

At 31 December 2016, the Group had cash of £1.5 billion and an undrawn US dollar denominated Revolving Credit Facility due 2021 of $1.75 billion (£1.4 billion). At 31 December 2015, the Group had cash of over £1.7 billion and an undrawn Revolving Credit Facility due 2020 of $1.75 billion (£1.2 billion).

The $1.75 billion facility contains interest cover and leverage covenants which the Group has complied with for the year ended 31 December 2016.

At the end of 2016, the currency split of the Group’s trade payables was US dollar £164m, sterling £67m and other currencies £102m (2015: US dollar £188m, sterling £58m and other currencies £73m). Trade payables are all due within 1 year (2015: all due within 1 year).

The following table analyses the Group’s bonds and derivative assets and liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows (including interest) and as such may differ from the amounts disclosed on the balance sheet.

	Analysed by maturity				Analysed by currency
All figures in £ millions	Less than 1 year	Later than 1 year but less than 5 years	5 years or more	Total	USD	GBP	Other	Total
At 31 December 2016
Bonds	82	1,308	1,292	2,682	1,732	—	950	2,682
Rate derivatives – inflows	(103)	(1,086)	(867)	(2,056)	(239)	(838)	(979)	(2,056)
Rate derivatives – outflows	82	1,202	891	2,175	1,308	838	29	2,175

Total	61	1,424	1,316	2,801	2,801	—	—	2,801

At 31 December 2015
Bonds	311	769	1,494	2,574	1,745	—	829	2,574
Rate derivatives – inflows	(218)	(266)	(1,628)	(2,112)	(335)	(858)	(919)	(2,112)
Rate derivatives – outflows	189	202	1,712	2,103	1,155	858	90	2,103

Total	282	705	1,578	2,565	2,565	—	—	2,565

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

20. Intangible assets – Pre-publication

All figures in £ millions	2016	2015
Cost
At beginning of year	2,201	2,138
Exchange differences	380	66
Additions	395	347
Disposal through business disposal	(8)	(90)
Disposals	(565)	(260)
Transfer from intangible assets	14	—

At end of year	2,417	2,201

Amortisation
At beginning of year	(1,360)	(1,318)
Exchange differences	(250)	(47)
Charge for the year	(350)	(281)
Disposal through business disposal	4	26
Disposals	565	260
Transfer from intangible assets	(2)	—

At end of year	(1,393)	(1,360)

Carrying amounts

At end of year	1,024	841

Included in the above are pre-publication assets amounting to £694m (2015: £580m) which will be realised in more than one year.

Amortisation is included in the income statement in cost of goods sold. There was no amortisation within discontinued operations in either year.

Disposal through business disposal amounts in 2016 relate to the disposal of Pearson English Business Solutions and in 2015 to the disposal of PowerSchool. See note 31 for further information.

21. Inventories

All figures in £ millions	2016	2015
Raw materials	5	8
Work in progress	6	8
Finished goods	224	195

	235	211

The cost of inventories relating to continuing operations recognised as an expense and included in the income statement in cost of goods sold amounted to £340m (2015: £331m). In 2016, £48m (2015: £33m) of inventory provisions was charged in the income statement. None of the inventory is pledged as security.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

22. Trade and other receivables

All figures in £ millions	2016	2015
Current
Trade receivables	961	938
Royalty advances	22	20
Prepayments	124	97
Accrued income	15	21
Other receivables	235	208

	1,357	1,284

Non-current
Trade receivables	21	25
Royalty advances	10	13
Prepayments	13	20
Accrued income	31	23
Other receivables	29	34

	104	115

Trade receivables are stated at fair value, net of provisions for bad and doubtful debts and anticipated future sales returns. The movements on the provision for bad and doubtful debts are as follows:

All figures in £ millions	2016	2015
At beginning of year	(64)	(73)
Exchange differences	(17)	3
Income statement movements	(53)	(31)
Utilised	22	32
Disposal through business disposal	—	5

At end of year	(112)	(64)

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.

The ageing of the Group’s trade receivables is as follows:

All figures in £ millions	2016	2015
Within due date	812	754
Up to three months past due date	232	253
Three to six months past due date	55	58
Six to nine months past due date	21	19
Nine to 12 months past due date	14	13
More than 12 months past due date	7	16

Total trade receivables	1,141	1,113
Less: provision for sales returns	(159)	(150)

Net trade receivables	982	963

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

22. Trade and other receivables continued

The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historical payment profiles. Management believes all the remaining receivable balances are fully recoverable.

23. Provisions for other liabilities and charges

All figures in £ millions	Deferred consideration	Property	Disposals and closures	Legal and other	Total
At 1 January 2016	53	6	20	34	113
Exchange differences	10	(2)	—	11	19
Charged to income statement	—	1	—	9	10
Released to income statement	—	—	—	(9)	(9)
Utilised	(7)	(1)	(10)	(9)	(27)

At 31 December 2016	56	4	10	36	106

Analysis of provisions:

	2016
All figures in £ millions	Deferred consideration	Property	Disposals and closures	Legal and other	Total
Current	6	1	8	12	27
Non-current	50	3	2	24	79

	56	4	10	36	106

	2015
Current	5	3	15	19	42
Non-current	48	3	5	15	71

	53	6	20	34	113

Deferred consideration primarily relates to the formation of a venture in a North America business in 2011. Disposals and closures include liabilities related to the disposal of Penguin. Legal and other includes legal claims, contract disputes and potential contract losses.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

24. Trade and other liabilities

All figures in £ millions	2016	2015
Trade payables	333	319
Social security and other taxes	25	22
Accruals	507	371
Deferred income	883	766
Interest payable	31	19
Other liabilities	272	249

	2,051	1,746

Less: non-current portion
Accruals	17	20
Deferred income	319	262
Other liabilities	86	74

	422	356

Current portion	1,629	1,390

The carrying value of the Group’s trade and other liabilities approximates its fair value.

The deferred income balance principally comprises multi-year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future periods.

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

At 31 December 2016 the UK Group plan had approximately 25,000 members, analysed in the following table:

All figures in %	Active	Deferred	Pensioners	Total
Defined benefit	1	27	34	62
Defined contribution	9	29	—	38

Total	10	56	34	100

The other major defined benefit plans are based in the US. These are also final salary pension plans which provide benefits to members in the form of a guaranteed pension payable for life, with the level of benefits dependent on length of service and final pensionable pay. The majority of the US plans are funded.

Pearson plc Consolidated Financial Statements

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

	2016			2015			2014
All figures in %	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB
Inflation	3.3	1.6	1.5	3.1	2.5	2.5	3.0	2.5	2.5
Rate used to discount plan liabilities	2.5	3.8	3.9	3.7	4.0	4.0	3.6	3.7	3.7
Expected rate of increase in salaries	3.8	3.0	3.0	3.6	3.0	3.0	3.5	3.9	4.0
Expected rate of increase for pensions in payment and deferred pensions	2.2 to 5.1	—	—	1.9 to 5.1	—	—	1.9 to 5.05	—	—
Initial rate of increase in healthcare rate	—	—	6.8	—	—	7.0	—	—	7.0
Ultimate rate of increase in healthcare rate	—	—	5.0	—	—	5.0	—	—	5.0

The UK discount rate is based on corporate bond yields adjusted to reflect the duration of liabilities. The US discount rate is set by reference to a US bond portfolio matching model.

The inflation rate for the UK Group plan of 3.3% reflects the RPI rate. In line with changes to legislation in 2010, certain benefits have been calculated with reference to CPI as the inflationary measure and in these instances a rate of 2.3% has been used.

The expected rate of increase in salaries has been set at 3.8% for 2016 with a short-term assumption of 2.0% for three years.

For the UK plan, the mortality base table assumptions have been derived from the SAPS ‘all pensioners’ tables for males and the SAPS ‘normal health pensioners’ tables for females, adjusted to reflect the observed experience of the plan, with CMI model improvement factors. A 1.5% long-term rate improvement on the CMI model is applied for both males and females.

For the US plans, the mortality table (RP – 2014) and 2014 Improvement scale (MP – 2014) with no adjustments have been adopted, reflecting the mortality assumption most prevalent in the US.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Assumptions continued

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK Group plan and US plans is as follows:

	UK		US
All figures in years	2016	2015	2016	2015
Male	23.5	23.5	21.2	21.2
Female	25.6	25.6	23.2	23.2

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

	UK		US
All figures in years	2016	2015	2016	2015
Male	25.5	25.5	22.9	22.9
Female	27.8	27.8	24.9	24.9

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

Financial statement information

The amounts recognised in the income statement are as follows:

	2016
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	8	2	10	67	—	77
Curtailments	—	—	—	—	(2)	(2)
Administration expenses	6	—	6	—	—	6

Total operating expense	14	2	16	67	(2)	81

Interest on plan assets	(104)	(6)	(110)	—	—	(110)
Interest on plan liabilities	89	7	96	—	3	99

Net finance (income)/expense	(15)	1	(14)	—	3	(11)

Net income statement charge	(1)	3	2	67	1	70

Pearson plc Consolidated Financial Statements

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

Included within the 2016 operating expenses are discontinued operations consisting of a £nil (2015: £5m charge, 2014: £nil) relating to defined benefit schemes and a £nil charge (2015: £8m charge, 2014: £8m charge) relating to defined contribution schemes.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

The amounts recognised in the balance sheet are as follows:

	2016				2015
All figures in £ millions	UK Group plan	Other funded plans	Other unfunded plans	Total	UK Group plan	Other funded plans	Other unfunded plans	Total
Fair value of plan assets	3,339	158	—	3,497	2,803	135	—	2,938
Present value of defined benefit obligation	(3,181)	(183)	(22)	(3,386)	(2,466)	(157)	(18)	(2,641)

Net pension asset/(liability)	158	(25)	(22)	111	337	(22)	(18)	297

Other post-retirement medical benefit obligation				(77)				(76)
Other pension accruals				(15)				(23)

Net retirement benefit asset				19				198

Analysed as:
Retirement benefit assets				158				337
Retirement benefit obligations				(139)				(139)

The following (losses)/gains have been recognised in other comprehensive income:

All figures in £ millions	2016	2015	2014
Amounts recognised for defined benefit plans	(277)	104	36
Amounts recognised for post-retirement medical benefit plans	9	6	(13)

Total recognised in year	(268)	110	23

The fair value of plan assets comprises the following:

	2016			2015
All figures in %	UK Group plan	Other funded plans	Total	UK Group plan	Other funded plans	Total
Equities	2	1	3	12	2	14
Bonds	9	1	10	8	2	10
Property	8	—	8	9	—	9
Pooled asset investment funds	67	—	67	50	—	50
Other	12	—	12	17	—	17

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

The plan assets do not include any of the Group’s own financial instruments, or any property occupied by the Group. The table below further disaggregates the UK Group plan assets into additional categories and those assets which have a quoted market price in an active market and those that do not:

	2016		2015
All figures in %	Quoted market price	No quoted market price	Quoted market price	No quoted market price
UK equities	—	—	—	1
Non-UK equities	—	3	11	2
Fixed-interest securities	10	—	6	—
Index-linked securities	—	—	4	—
Property	—	8	—	9
Pooled asset investment funds	67	—	50	—
Other	—	12	—	17

Total	77	23	71	29

The liquidity profile of the UK Group plan assets is as follows:

All figures in %	2016	2015
Liquid – call <1 month	75	73
Less liquid – call 1-3 months	—	2
Liquid – call >3 months	25	25

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

	2016			2015
All figures in £ millions	UK Group plan	Other plans	Total	UK Group plan	Other plans	Total
Fair value of plan assets
Opening fair value of plan assets	2,803	135	2,938	2,714	164	2,878
Exchange differences	—	24	24	—	2	2
Interest on plan assets	104	6	110	98	5	103
Return on plan assets excluding interest	445	8	453	(8)	(4)	(12)
Contributions by employer	99	2	101	72	5	77
Contributions by employee	—	—	—	2	—	2
Benefits paid	(112)	(17)	(129)	(95)	(17)	(112)
Transfer	—	—	—	20	(20)	—

Closing fair value of plan assets	3,339	158	3,497	2,803	135	2,938

Present value of defined benefit obligation
Opening defined benefit obligation	(2,466)	(175)	(2,641)	(2,524)	(219)	(2,743)
Exchange differences	—	(32)	(32)	—	(3)	(3)
Current service cost	(8)	(2)	(10)	(20)	(2)	(22)
Administration expenses	(6)	—	(6)	(5)	—	(5)
Curtailments	—	—	—	3	—	3
Interest on plan liabilities	(89)	(7)	(96)	(90)	(7)	(97)
Actuarial gains/(losses) – experience	12	—	12	107	2	109
Actuarial gains/(losses) – demographic	(47)	2	(45)	(33)	1	(32)
Actuarial gains/(losses) – financial	(689)	(8)	(697)	33	6	39
Contributions by employee	—	—	—	(2)	—	(2)
Transfer	—	—	—	(30)	30	—
Benefits paid	112	17	129	95	17	112

Closing defined benefit obligation	(3,181)	(205)	(3,386)	(2,466)	(175)	(2,641)

The weighted average duration of the defined benefit obligation is 19.2 years for the UK and 8.1 years for the US.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

Changes in the value of the US PRMB are as follows:

All figures in £ millions	2016	2015
Opening defined benefit obligation	(76)	(81)
Exchange differences	(14)	(3)
Curtailments	2	—
Interest on plan liabilities	(3)	(2)
Actuarial gains/(losses) – experience	8	2
Actuarial gains/(losses) – demographic	2	2
Actuarial gains/(losses) – financial	(1)	2
Benefits paid	5	4

Closing defined benefit obligation	(77)	(76)

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

As a consequence of the disposal of the FT Group, an agreement has been made between Pearson and the Plan Trustee to accelerate the funding of the plan. As a result the Plan is expected to be fully funded on a ‘self-sufficiency’ basis by 2019, inclusive of payments in 2017 in relation to the Penguin Random House merger in 2013 currently estimated at £225m. This is a much higher level of funding than technical provisions. As a result the plan expects to be able to provide benefits (in accordance with the plan rules) with a very low level of reliance on future funding from Pearson. A commitment has also been made to maintain that level of funding in future years.

Assets of the plan are divided into two elements: matching assets, which are assets that produce cash flows that can be expected to match the cash flows for a proportion of the membership, and include a liability driven investment mandate (UK bonds, interest rate/inflation swaps and other derivative instruments), inflation-linked property and infrastructure; and return seeking assets, which are assets invested with a longer-term horizon to generate the returns needed to provide the remaining expected cash flows for the beneficiaries, and include diversified growth funds, property and alternative asset classes. The plan’s long-term investment strategy allocates 85% to matching assets and 15% to return seeking assets.

Regular contributions to the plan in respect of the defined benefit sections are estimated to be £8m for 2017.

The Group expects to contribute $9m in 2017 and $10m in 2018 to its US defined benefit pension plans.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Sensitivities

The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2016
All figures in £ millions	1% increase	1% decrease
Effect:
(Decrease)/increase in defined benefit obligation – UK Group plan	(541)	727
(Decrease)/increase in defined benefit obligation – US plan	(16)	19

The effect of members living one year more or one year less on the defined benefit obligation is as follows:

	2016
All figures in £ millions	1 year increase	1 year decrease
Effect:
Increase/(decrease) in defined benefit obligation – UK Group plan	149	(152)
Increase/(decrease) in defined benefit obligation – US plan	9	(9)

The effect of a half percentage point increase and decrease in the inflation rate is as follows:

	2016
All figures in £ millions	0.5% increase	0.5% decrease
Effect:
Increase/(decrease) in defined benefit obligation – UK Group plan	165	166
Increase/(decrease) in defined benefit obligation – US plan	—	—

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

26. Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

All figures in £ millions	2016	2015	2014
Pearson plans	22	26	32

Share-based payment charges included in discontinued operations amounted to £nil (2015: £3m, 2014: £3m). The Group operates the following equity-settled employee option and share plans:

Worldwide Save for Shares Plan Since 1994, the Group has operated a Save-As-You-Earn plan for UK employees. In 1998, the Group introduced a Worldwide Save for Shares Plan. Under these plans, employees can save a portion of their monthly salary over periods of three or five years. At the end of this period, the employee

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

26. Share-based payments continued

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

Long-Term Incentive Plan This plan was first introduced in 2001, renewed in 2006 and again in 2011. The plan consists of restricted shares. The vesting of restricted shares is normally dependent on continuing service over a three to five-year period, and in the case of senior management upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to senior management in May 2015 and May 2016 vest dependent on relative total shareholder return, return on invested capital and earnings per share growth. Restricted shares awarded to senior management in March 2016 vest dependent on earnings per share growth. Other restricted shares awarded in 2015 and 2016 vest depending on continuing service over a three-year period.

The number and weighted average exercise prices of share options granted under the Group’s plans are as follows:

	2016		2015
	Number of share options 000s	Weighted average exercise price £	Number of share options 000s	Weighted average exercise price £
Outstanding at beginning of year	3,250	9.24	3,507	8.48
Granted during the year	1,544	6.94	1,024	11.49
Exercised during the year	(49)	7.07	(578)	8.78
Forfeited during the year	(1,695)	9.14	(696)	9.12
Expired during the year	(72)	8.95	(7)	8.85

Outstanding at end of year	2,978	8.14	3,250	9.24

Options exercisable at end of year	247	9.06	138	8.89

Options were exercised regularly throughout the year. The weighted average share price during the year was £8.23 (2015: £11.86). Early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognises in the income statement the amount that otherwise would have been recognised for services received over the remainder of the original vesting period.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

26. Share-based payments continued

The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

	2016		2015
Range of exercise prices £	Number of share options 000s	Weighted average contractual life Years	Number of share options 000s	Weighted average contractual life Years
0–5	—	—	—	—
5–10	2,548	2.31	2,361	2.08
>10	430	2.25	889	3.26

	2,978	2.31	3,250	2.40

In 2016 and 2015 options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2016 Weighted average	2015 Weighted average
Fair value	£1.01	£1.99
Weighted average share price	£7.85	£13.37
Weighted average exercise price	£6.94	£11.49
Expected volatility	27.38%	23.00%
Expected life	3.7 years	3.7 years
Risk-free rate	0.58%	0.90%
Expected dividend yield	7.49%	4.44%
Forfeiture rate	3.2%	3.2%

The expected volatility is based on the historical volatility of the company’s share price over the previous three to seven years depending on the vesting term of the options.

The following shares were granted under restricted share arrangements:

	2016		2015
	Number of shares 000s	Weighted average fair value £	Number of shares 000s	Weighted average fair value £
Long-Term Incentive Plan	6,833	8.24	1,942	12.27

The fair value of shares granted under the Long-Term Incentive Plan that vest unconditionally is determined using the share price at the date of grant. The number of shares expected to vest is adjusted, based on historical experience, to account for potential forfeitures. Participants under the plan are entitled to dividends during the vesting period and therefore the share price is not discounted.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

26. Share-based payments continued

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

27. Share capital and share premium

	Number of shares 000s	Ordinary shares £m	Share premium £m
At 1 January 2015	819,883	205	2,579
Issue of ordinary shares – share option schemes	1,185	—	11

At 31 December 2015	821,068	205	2,590
Issue of ordinary shares – share option schemes	1,059	—	7

At 31 December 2016	822,127	205	2,597

The ordinary shares have a par value of 25p per share (2015: 25p per share). All issued shares are fully paid. All shares have the same rights.

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

28. Treasury shares

	Pearson plc
	Number of shares 000s	£m
At 1 January 2015	7,192	75
Purchase of treasury shares	1,987	23
Release of treasury shares	(2,474)	(26)

At 31 December 2015	6,705	72
Purchase of treasury shares	3,000	27
Release of treasury shares	(1,986)	(20)

At 31 December 2016	7,719	79

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 0.9% (2015: 0.8%) of called-up share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

28. Treasury shares continued

The nominal value of Pearson plc treasury shares amounts to £1.9m (2015: £1.7m).

At 31 December 2016 the market value of Pearson plc treasury shares was £63.2m (2015: £49.3m).

29. Other comprehensive income

	2016
	Attributable to equity holders of the company			Non- controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	909	—	909	1	910
Net exchange differences on translation of foreign operations – associate	3	—	3	—	3
Currency translation adjustment disposed – subsidiaries	—	—	—	—	—
Attributable tax	—	(5)	(5)	—	(5)
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	—	(268)	(268)	—	(268)
Remeasurement of retirement benefit obligations – associate	—	(8)	(8)	—	(8)
Attributable tax	—	58	58	—	58

Other comprehensive income/(expense) for the year	912	(223)	689	1	690

	2015
	Attributable to equity holders of the company			Non- controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	(83)	—	(83)	(2)	(85)
Net exchange differences on translation of foreign operations – associate	16	—	16	—	16
Currency translation adjustment disposed – subsidiaries	(10)	—	(10)	—	(10)
Attributable tax	—	5	5	—	5
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	—	110	110	—	110
Remeasurement of retirement benefit obligations – associate	—	8	8	—	8
Attributable tax	—	(24)	(24)	—	(24)

Other comprehensive income/(expense) for the year	(77)	99	22	(2)	20

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

29. Other comprehensive income continued

	2014
	Attributable to equity holders of the company			Non controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	150	—	150	—	150
Net exchange differences on translation of foreign operations – associate	25	—	25	—	25
Currency translation adjustment disposed – subsidiaries	(2)	—	(2)	—	(2)
Attributable tax	—	(6)	(6)	—	(6)
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	—	23	23	—	23
Remeasurement of retirement benefit obligations – associate	—	(15)	(15)	—	(15)
Attributable tax	—	(1)	(1)	—	(1)

Other comprehensive expense for the year	173	1	174	—	174

30. Business combinations

There were no significant acquisitions in 2016 or 2015.

Fair values for the assets and liabilities arising from acquisitions completed in the year are as follows:

		2016	2015
All figures in £ millions	Notes	Total fair value	Total fair value
Intangible assets acquired at fair value	11	10	1
Net assets acquired at fair value		10	1
Goodwill	11	3	—
Total		13	1
Satisfied by:
Cash		(7)	(1)

Other liabilities		(6)	—

Total consideration		(13)	(1)

The goodwill arising on these acquisitions results from cost and revenue synergies and from assets and benefits that cannot be separately recognised.

Goodwill of £3m arising on 2016 acquisitions is expected to be deductible for tax purposes. There is no goodwill on 2015 acquisitions.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

30. Business combinations continued

Intangible assets acquired in 2016 have the following useful economic lives: trademarks and brands 15 years, and other acquired intangibles 6 years.

All figures in £ millions	2016	2015	2014
Cash flow on acquisitions
Cash – current year acquisitions	(7)	(1)	(437)
Deferred payments for prior year acquisitions and other items	(7)	(6)	(5)
Cash and cash equivalents acquired	—	—	3
Acquisition costs and other acquisition liabilities paid	(1)	(2)	(9)

Net cash outflow	(15)	(9)	(448)

31. Disposals including business closures

	2016	2015				2014
All figures in £ millions	Total	FT Group	PowerSchool	Other	Total	Mergermarket	Penguin	Other	Total
Disposal of subsidiaries
Property, plant and equipment	(3)	(15)	(2)	—	(17)	(2)	—	(1)	(3)
Intangible assets	—	(46)	(19)	(5)	(70)	(12)	—	—	(12)
Investments in joint ventures and associates	—	(8)	—	—	(8)	—	—	—	—
Intangible assets – pre-publication	(4)	—	(64)	—	(64)	—	—	—	—
Inventories	—	(1)	—	—	(1)	—	—	—	—
Trade and other receivables	(6)	(72)	(16)	(3)	(91)	(23)	—	(2)	(25)
Cash and cash equivalents (excluding overdrafts)	(9)	(29)	—	(4)	(33)	(19)	—	(11)	(30)
Net deferred income tax (assets)/liabilities	(10)	(2)	—	3	1	1	—	—	1
Retirement benefit obligations	—	7	—	—	7	—	—	—	—
Provisions for other liabilities and charges	—	2	—	—	2	4	—	—	4
Trade and other liabilities	21	109	35	6	150	69	—	12	81
Current income tax liabilities	—	1	—	—	1	6	—	—	6
Non-controlling interest	—	—	—	—	—	—	—	(2)	(2)
Attributable goodwill	—	(50)	(119)	(6)	(175)	(156)	—	(1)	(157)
Cumulative translation adjustment	—	4	6		10	2	—		2

Net assets disposed	(11)	(100)	(179)	(9)	(288)	(130)	—	(5)	(135)
Cash received	7	858	222	9	1,089	375	—	—	375
Deferred proceeds	—	—	—	—	—	—	—	6	6
Costs	(16)	(47)	(13)	(9)	(69)	(1)	29	(2)	26

(Loss)/gain on disposal	(20)	711	30	(9)	732	244	29	(1)	272

All figures in £ millions	2016	2015	2014
Cash flow from disposals
Cash – current year disposals	7	1,089	375
Cash and cash equivalents disposed	(9)	(33)	(30)
Costs and other disposal liabilities paid	(52)	(26)	(18)

Net cash (outflow)/inflow	(54)	1,030	327

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

31. Disposals including business closures continued

In 2016, losses on disposal primarily relate to the disposal of Pearson English Business Solutions and the closure of English language schools in Germany.

Included in the gain on sale of PowerSchool in 2015 is the write down of related software assets of £70m. The write down of the software assets reflects the reduced market opportunity for software which was to be integrated with PowerSchool and the recognition that adoption of such software in US schools is now unlikely to occur at the rate originally envisaged.

In 2016, cost and other disposal liabilities paid of £52m primarily relate to the disposal of the FT Group in 2015.

Disposal of associates

On 16 October 2015, the Group sold a 39% stake, out of its 50% stake, in The Economist resulting in a gain on disposal of £473m. The gain comprises proceeds of £377m, gain on revaluation of remaining 11% investment to fair value of £92m and liabilities disposed of £4m. The remaining investment was fully disposed in 2016 with no further gain or loss.

32. Cash generated from operations

All figures in £ millions	Notes	2016	2015	2014
(Loss)/profit		(2,335)	823	470
Adjustments for:
Income tax		(222)	(24)	110
Depreciation	10	95	75	74
Amortisation and impairment of acquired intangibles and goodwill	11	2,733	1,051	264
Amortisation of software	11	84	74	63
Net finance costs	6	60	29	93
Share of results of joint ventures and associates	12	(97)	(68)	(51)
Profit on disposal of subsidiaries, associates, investments and fixed assets		40	(1,194)	(272)
Acquisition costs		—	—	6
Net foreign exchange adjustment from transactions		43	22	27
Share-based payment costs	26	22	26	32
Pre-publication		(19)	(57)	(52)
Inventories		17	10	6
Trade and other receivables		156	(99)	(69)
Trade and other liabilities		61	(80)	72
Retirement benefit obligations		(106)	(57)	(58)
Provisions for other liabilities and charges		(10)	(13)	(11)

Net cash generated from operations		522	518	704

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

32. Cash generated from operations continued

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

All figures in £ millions	2016	2015	2014
Net book amount	9	6	12
Loss on sale of property, plant and equipment	(5)	(4)	(3)

Proceeds from sale of property, plant and equipment	4	2	9

33. Contingencies

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

34. Commitments

At the balance sheet date there were no commitments for capital expenditure contracted for but not yet incurred.

The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The Group also leases various plant and equipment under operating lease agreements, also with varying terms. Lease expenditure charged to the income statement was £186m (2015: £156m).

The future aggregate minimum lease payments in respect of operating leases are as follows:

All figures in £ millions	2016	2015
Not later than one year	174	164
Later than one year and not later than two years	147	146
Later than two years and not later than three years	129	143
Later than three years and not later than four years	115	130
Later than four years and not later than five years	96	123
Later than five years	661	685

	1,322	1,391

In the event that the Group has excess capacity in its leased offices and warehouses it will enter into sub-lease contracts in order to offset the resulting costs. The future aggregate minimum sub-lease payments expected to be received under non-cancellable sub-leases are as follows:

All figures in £ millions	2016
Not later than one year	44
Later than one year and not later than two years	46
Later than two years and not later than three years	44
Later than three years and not later than four years	39
Later than four years and not later than five years	34
Later than five years	155

362

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

35. Related party transactions

Joint ventures and associates

Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12.

Key management personnel

Key management personnel are deemed to be the members of the Pearson Executive (see page 8). It is this committee which had responsibility for planning, directing and controlling the activities of the Group in 2016. Key management personnel compensation is disclosed below:

All figures in £ millions	2016	2015
Short-term employee benefits	6	7
Retirement benefits	1	1
Share-based payment costs	1	1

Total	8	9

There were no other material related party transactions. No guarantees have been provided to related parties.

36. Events after the balance sheet date

On 24 February 2017, Pearson announced that it had issued an exit notice to Bertelsmann regarding the 47% associate investment in PRH with a view to selling the stake or recapitalising the business and extracting a dividend.

On 24 February 2017, Pearson announced the intention to trigger the early repayment option on its $550m 6.25% Global Dollar bonds 2018. The bonds were fully redeemed on 28 March 2017.

There were no other significant post balance sheet events.

Penguin Random House Venture Combined Financial Statements

Report of Independent Auditors

To Penguin Random House LLC, New York City (US), and Penguin Random House Ltd, London (UK)

We have audited the accompanying combined financial statements of the Penguin Random House Venture as described in note 1 to these combined financial statements which comprise the combined balance sheet as of December 31, 2016, and the related combined statements of income, comprehensive income, changes in equity and cash flows and the notes to the combined financial statements for the year then ended.

Management’s Responsibility for the Combined Financial Statements

Management of Penguin Random House LLC, New York City (US), and Penguin Random House Ltd, London (UK), is responsible for the preparation and fair presentation of the combined financial statements in accordance with International Financial Reporting Standards as issued by the IASB; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Penguin Random House Venture as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the IASB.

Emphasis of matter

We draw attention to the fact that, as described in note 1 to the combined financial statements, the Penguin Random House Venture included in the combined financial statements has not operated as a separate group of companies. These combined financial statements are, therefore, not necessarily indicative of results that would have occurred if the Penguin Random House Venture had operated as a separate group of companies during the year presented or of future results of the Penguin Random House Venture. Our opinion is not modified with respect to this matter.

Other matter

The accompanying combined balance sheets of the Penguin Random House Venture as of December 31, 2015 and 2014, and the related combined statements of income, comprehensive income, changes in equity and cash flows for the two years ended December 31, 2015 and 2014, are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2015 and 2014 combined financial statements to be audited and they are therefore not covered by this report.

Bielefeld, March 30, 2017

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Werner Ballhaus Wirtschaftsprüfer (German Public Auditor)	/s/ Christian Landau Wirtschaftsprüfer (German Public Auditor)

Penguin Random House Venture Combined Financial Statements

COMBINED FINANCIAL STATEMENTS

Combined Income Statement

in € millions	Notes	2016	2015 (unaudited)	2014 (unaudited)
Revenues	1	3,059	3,394	3,007

Other operating income	2	97	119	98
Cost of materials	3	(679)	(751)	(672)
Royalties	16	(626)	(706)	(614)
Personnel costs	4	(723)	(801)	(680)
Amortization/depreciation, impairment losses and reversals of intangible assets and property, plant and equipment	5	(76)	(89)	(79)
Other operating expenses	6	(648)	(780)	(783)
Results from investments accounted for using the equity method	12	—	(1)	—
Impairment losses and reversals on investments accounted for using the equity method		—	(5)	—
Results from disposals of investments		—	1	1

EBIT (earnings before interest and taxes)		404	381	278

Interest income	7	1	1	1
Interest expenses	7	(4)	(6)	(4)
Other financial income	8	2	—	—
Other financial expenses	8	(3)	(4)	(4)

Financial result		(4)	(9)	(7)

Earnings before taxes		400	372	271

Income tax expense	9	(27)	(29)	(14)

Group profit or loss		373	343	257

attributable to:
Penguin Random House shareholders		373	343	257
Non-controlling interests		—	—	—

Penguin Random House Venture Combined Financial Statements

Combined Statement of Comprehensive Income

in € millions	Notes	2016	2015 (unaudited)	2014 (unaudited)
Group profit or loss		373	343	257

Items that will not be reclassified subsequently to profit or loss
Remeasurement component of defined benefit plans		(21)	23	(22)
Share of other comprehensive income of investments accounted for using the equity method		—	—	—
Items that will be reclassified subsequently to profit or loss when specific conditions are met
Currency translation differences
– changes recognized in equity		(19)	165	189
– reclassification adjustments for gains (losses) included in profit or loss		—	(4)	—
Cash flow hedges
– changes in fair value recognized in equity		(1)	2	—
– reclassification adjustments for gains (losses) included in profit or loss		—	—	—
Share of other comprehensive income of investments accounted for using the equity method		11	(6)	—

Other comprehensive income net of tax	18	(30)	180	167

Group total comprehensive income		343	523	424

attributable to:
Penguin Random House shareholders		344	523	423
Non-controlling interests		(1)	—	1

Penguin Random House Venture Combined Financial Statements

Combined Balance Sheet

in € millions	Notes	12/31/2016	12/31/2015 (unaudited)	12/31/2014 (unaudited)
Assets
Non-current assets
Goodwill	10	859	875	809
Other intangible assets	10	446	488	511
Property, plant and equipment	11	169	190	202
Investments accounted for using the equity method		25	20	26
Other financial assets	13	7	7	4
Trade and other receivables	15	5	6	2
Other non-financial assets	16	295	315	300
Deferred tax assets	9	31	33	41

		1,837	1,934	1,895

Current assets
Inventories	14	263	301	282
Trade and other receivables	15	734	730	683
Other financial assets	13	3	5	5
Other non-financial assets	16	452	412	350
Current income tax receivables		13	14	12
Cash and cash equivalents	17	312	294	357

		1,777	1,756	1,689

Assets held for sale		9	—	2

		3,623	3,690	3,586

Equity and liabilities
Equity	18
Combined shareholders’ equity		2,183	2,143	1,978
Non-controlling interests		3	4	4

		2,186	2,147	1,982

Non-current liabilities
Provisions for pensions and similar obligations	19	47	26	47
Other provisions	20	27	3	7
Deferred tax liabilities	9	17	27	26
Financial debt	21	1	3	6
Trade and other payables	22	114	127	125
Other non-financial liabilities	22	32	38	25

		238	224	236

Current liabilities
Other provisions	20	17	20	34
Financial debt	21	103	148	176
Trade and other payables	22	916	983	992
Other non-financial liabilities	22	145	141	141
Current income tax payables		16	27	25

		1,197	1,319	1,368

Liabilities related to assets held for sale		2	—	—

		3,623	3,690	3,586

Penguin Random House Venture Combined Financial Statements

Combined Cash Flow Statement

in € millions	2016	2015 (unaudited)	2014 (unaudited)
EBIT (earnings before interest and taxes)	404	381	278
Taxes paid	(20)	(28)	(19)
Depreciation and write-ups of non-current assets	76	94	79
Results from disposals of investments	—	(1)	(1)
Change in provisions for pensions and similar obligations	10	14	10
Change in other provisions	21	(22)	15
Contributions to defined benefit plans	(17)	(21)	(19)
Change in net working capital	(41)	(92)	69
Other effects	(15)	(5)	(14)

Cash flow from operating activities	418	320	398

Investments in:
– intangible assets	(15)	(18)	(14)
– property, plant and equipment	(15)	(24)	(42)
– financial assets	(2)	(5)	(2)
– purchase prices for consolidated investments (net of acquired cash)	(1)	4	(62)
Cash receipts for disposal of subsidiaries and other business units	6	10	—
Cash receipts from disposal of other fixed assets	1	21	4

Cash flow from investing activities	(26)	(12)	(116)

Proceeds from/redemption of other financial debt	(43)	(29)	(20)
Interest paid	(7)	(8)	(6)
Interest received	1	1	1
Dividends to Penguin Random House shareholders	(317)	(410)	(252)
Change in equity	12	41	—

Cash flow from financing activities	(354)	(405)	(277)

Change in cash and cash equivalents	38	(97)	5
Exchange rate effects and other changes in cash and cash equivalents	(18)	34	27
Cash and cash equivalents 1/1	294	357	325

Cash and cash equivalents 12/31	314	294	357

Less cash and cash equivalents included within assets held for sale	(2)	—	—

Cash and cash equivalents 12/31 (according to the combined balance sheet)	312	294	357

Details on the cash flow statement are presented in note 25 “Cash Flow Statement.”

Penguin Random House Venture Combined Financial Statements

Combined Statement of Changes in Equity

in € millions	Combined equity, membership capital and combined retained earnings	Cumulated other comprehensive income1)			Combined shareholders’ equity	Non- controlling interests	Total
		Currency translation differences	Cash flow hedges	Share of other comprehensive income of investments accounted for using the equity method
Balance as of 1/1/2014 (unaudited)	1,869	(62)	—	—	1,807	3	1,810

Group profit or loss	257	—	—	—	257	—	257
Other comprehensive income	(22)	188	—	—	166	1	167
Group total comprehensive income	235	188	—	—	423	1	424
Dividend distributions	(252)	—	—	—	(252)	—	(252)
Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—
Equity transactions with shareholders	(252)	—	—	—	(252)	—	(252)
Other changes	—	—	—	—	—	—	—

Balance as of 12/31/2014 (unaudited)	1,852	126	—	—	1,978	4	1,982

Balance as of 1/1/2015 (unaudited)	1,852	126	—	—	1,978	4	1,982

Group profit or loss	343	—	—	—	343	—	343
Other comprehensive income	23	161	2	(6)	180	—	180
Group total comprehensive income	366	161	2	(6)	523	—	523
Dividend distributions	(410)	—	—	—	(410)	—	(410)
Changes in ownership interests in subsidiaries that do not result in a loss of control2)	41	—	—	—	41	—	41
Equity transactions with shareholders	(369)	—	—	—	(369)	—	(369)
Other changes	11	—	—	—	11	—	11

Balance as of 12/31/2015 (unaudited)	1,860	287	2	(6)	2,143	4	2,147

Balance as of 1/1/2016	1,860	287	2	(6)	2,143	4	2,147

Group profit or loss	373	—	—	—	373	—	373
Other comprehensive income	(21)	(18)	(1)	11	(29)	(1)	(30)
Group total comprehensive income	352	(18)	(1)	11	344	(1)	343
Dividend distributions	(317)	—	—	—	(317)	—	(317)
Changes in ownership interests in subsidiaries that do not result in a loss of control2)	12	—	—	—	12	—	12
Equity transactions with shareholders	(305)	—	—	—	(305)	—	(305)
Other changes	1	—	—	—	1	—	1

Balance as of 12/31/2016	1,908	269	1	5	2,183	3	2,186

1)	As of December 31, 2016, no significant amounts related to assets classified as held for sale in accordance with IFRS 5. As of December 31, 2015, no assets were classified as held for sale, and as of December 31, 2014, an amount of zero referred to assets classified as held for sale in accordance with IFRS 5.
2)	The amount related mainly to capital contributions. Further information is presented in note 26 “Related Party Disclosures.”

Penguin Random House Venture Combined Financial Statements

Notes

General Principles

Background

Penguin Random House is a consumer publishing company, which operates in the core business fields of print and digital consumer book publishing in over 20 countries across five continents.

Penguin Random House comprises the adult and children’s fiction and nonfiction print and digital book publishing businesses of Penguin and Random House in the United States, the United Kingdom, Canada, Australia, New Zealand and India, Penguin’s publishing activity in Asia and South Africa, as well as Dorling Kindersley worldwide, and Random House’s companies in Spain, Mexico, Argentina, Uruguay, Colombia and Chile. Penguin Random House employs more than 10,000 people globally across almost 250 editorially and creatively independent imprints and publishing houses that collectively publish more than 15,000 new titles annually. Penguin Random House sells directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel that best serves the specific requirements of an order. It also sells through online retailers such as Amazon.com, through its own websites and direct to the customer via digital sales agents.

The Penguin Random House Venture (hereafter referred to as “Penguin Random House” or “Group”) was established when Bertelsmann SE & Co. KGaA (hereafter referred to as “Bertelsmann” or “Bertelsmann Group”) and Pearson plc, combined their respective trade publishing groups Random House (with exception of the German-speaking publishing business) and Penguin Books Group. The transaction agreed between Bertelsmann and Pearson in October 2012 for the combination of their trade publishing groups was concluded on July 1, 2013. Controlling shareholder Bertelsmann holds a 53 percent interest in this new publishing company Penguin Random House, with non-controlling interests Pearson holding 47 percent. Pearson’s contribution of Penguin business to Penguin Random House was accounted for as a business combination. The Penguin assets and liabilities contributed by Pearson were recorded in accordance with IFRS 3. The consideration transferred then corresponds to the fair value of the interest in Random House that was contributed and totaled €773 million according to a calculation based on the discounted cash flow method. The Random House assets and liabilities contributed by Bertelsmann continue to be accounted for at their carrying amounts. Goodwill relating to the former Random House publishing business amounts to €364 million and was derived from the respective carrying value in the consolidated financial statements of Bertelsmann Group.

Penguin Random House Venture Combined Financial Statements

Notes continued

Background continued

The following table shows the fair values of the assets and liabilities of the acquisition on their date of initial consolidation:

in € millions	Penguin Group
Non-current assets
Goodwill	351
Other intangible assets	510
Property, plant and equipment	46
Trade and other receivables	10
Other non-current assets	86
Current assets
Inventories	135
Trade and other receivables	311
Other current assets	69
Cash and cash equivalents	55
Liabilities
Provisions for pensions and similar obligations	6
Financial debt	14
Other financial and non-financial liabilities	461
Non-controlling interests	319

Description of Penguin Random House

Legally Penguin Random House consists of the two legal groups: Penguin Random House LLC (hereafter referred to as “PRH LLC”), a Delaware limited liability company registered in Wilmington, Delaware, United States, and headquartered in New York City, New York, United States, and Penguin Random House Limited (hereafter referred to as “PRH Limited”), a company limited by shares, headquartered in London, United Kingdom. PRH LLC bundles all of the book publishing units in the United States, while PRH Limited comprises all other book publishing units (in Canada, Australia, New Zealand, India, South Africa, the United Kingdom, Spain, Latin America and in the Asian region, among others). Despite the separate legal structures of PRH LLC and PRH Limited, Bertelsmann and Pearson regard Penguin Random House as one business unit as it is managed together.

For periods up to and including the financial year ended December 31, 2016, both PRH LLC and PRH Limited prepared special purpose financial information comprising consolidated financial statements for each legal group due to IAS 28 accounting purposes of the minority shareholder. The latter consists of income statement, statement of comprehensive income, balance sheet, statement of changes in equity and selected explanatory notes that did not represent a complete set of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. However, it is technically able to produce combined financial statements for PRH LLC and PRH Limited in accordance with IFRS, so that these Combined Financial Statements as of December 31, 2016, are the first Penguin Random House has prepared on a combined bases for both legal groups. The combined statement of changes in equity reflects the LLC and Limited legal structures respectively.

The ultimate parent company of Penguin Random House preparing consolidated financial statements, Bertelsmann SE & Co. KGaA, includes in its consolidated financial statements those of Penguin Random House. Bertelsmann SE & Co. KGaA is a company incorporated under German law whose registered office is established at Carl-Bertelsmann-Strasse 270, D-33311 Gütersloh, Germany. Consolidated financial statements for Bertelsmann SE & Co. KGaA can be obtained at its registered office.

Penguin Random House Venture Combined Financial Statements

Notes continued

Basis of Preparation of the Combined Financial Statements

These Combined Financial Statements have been prepared pursuant to Rule 3-09 of SEC Regulation S-X for purposes of a filing on Form 20-F of Pearson plc as Penguin Random House is a foreign equity investee of Pearson plc. Due to the governance structure, the shareholder arrangements between Pearson and Bertelsmann, various operational matters, and the disclosures that Pearson and Bertelsmann provide to their respective shareholders Penguin Random House has prepared combined financial statements as these are generally appropriate for entities under common management.

The Penguin Random House Combined Financial Statements as of December 31, 2016, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the related interpretations (IFRIC) of the IFRS Interpretations Committee (IFRS IC) and IFRS 1 was applied. However, the entity did not use any of the IFRS 1 exceptions or exemptions. Penguin Random House uses one set of global accounting policies, which are IFRS compliant. The principal accounting policies adopted in the preparation of the Combined Financial Statements are set out in section “Accounting and Measurement Policies.” These policies have been consistently applied to all the years presented, unless otherwise stated. Information as of December 31, 2015 and 2014 and for the two years ended have not been audited. The Combined Financial Statements were authorised for issue by Markus Dohle (CEO Penguin Random House) and Milena Alberti (CFO Penguin Random House) on March 30, 2017.

The IFRSs provide no guidelines for the preparation of combined financial statements, which are therefore subject to the rules given in IAS 8.12. This article requires consideration of the most recent pronouncements of other standard-setting bodies, other financial reporting requirements and recognized industry practices. For the purposes of the Combined Financial Statements, all income, expenses, assets, liabilities and other comprehensive income were directly included in the Combined Financial Statements. As the legal perspective was applied, the taxes related to the transparent entities of the legal group PRH LLC, which are incurred on the level of the shareholders, were not accounted for in the Combined Financial Statements. In addition, it was agreed as a general principle by the shareholders that each shareholder shall assume or retain all liabilities relating to covered employee benefits provided under the covered plans that arise on or prior to closing and that Penguin Random House should assume or retain all liabilities relating to covered employee benefits that arise after the closing and relate to any continuing employee. For processing reasons, parts of the employee matter liabilities that arise prior to closing remain legally within Penguin Random House and payments for these liabilities by Penguin Random House are part of a reimbursement mechanism by the shareholders. Bertelsmann Group supports Penguin Random House with administrative services. Those services have been charged by Bertelsmann Group to Penguin Random House and are therefore included in the Combined Financial Statements and in the related party disclosures (note 26).

Although the functional currencies of PRH LLC and PRH Limited are US dollar and British pound, respectively, the special purpose financial information of PRH LLC and PRH Limited are always prepared in euro for the minority shareholder. Due to consistency of presentation, Penguin Random House considers it appropriate to prepare the Combined Financial Statements in euro as well. Therefore, unless otherwise stated, all amounts in the Combined Financial Statements are presented in millions of euros (€ million).

The Combined Financial Statements have been prepared under the historical cost convention except for the following material items in the combined balance sheet:

•	Derivative financial instruments are measured at fair value;

•	Non-derivative financial instruments at fair value through profit or loss are measured at fair value;

•	Available-for-sale financial assets are measured at fair value;

•	The defined benefit assets and liabilities are measured in accordance with IAS 19.

Penguin Random House Venture Combined Financial Statements

Notes continued

Basis of Preparation of the Combined Financial Statements continued

For the sake of clarity, certain items in the combined income statement, combined statement of comprehensive income, combined balance sheet, combined cash flow statement and combined statement of changes in equity are aggregated. These items are disclosed and explained in greater detail in the notes.

Impact of New International Financial Reporting Standards

The first-time application of new international financial reporting standards and interpretations does not have a material impact on Penguin Random House.

Impact of Issued International Financial Reporting Standards That Are Not Yet Effective

Penguin Random House has not opted for early adoption of any standards, interpretations or amendments that have been issued by the IASB or IFRS IC but are not yet mandatory. Significant new standards for Penguin Random House are IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases.

The IASB issued the final version of IFRS 9 Financial Instruments in July 2014. The new version contains revised regulations for the classification and measurement of financial assets, new requirements for impairment of financial instruments and new requirements for hedge accounting. In 2016, an analysis was conducted by the Bertelsmann Group to determine the extent to which Penguin Random House is impacted by the new regulations of IFRS 9. For Penguin Random House, the new requirements of IFRS 9 primarily concern impairment of financial assets, in particular the impairment of trade receivables. The new IFRS 9 regulations require that expected credit losses are also taken into consideration in the future for the measurement of the impairment. At this time, the effects of first-time application of IFRS 9 on the measurement of financial assets and the measurement of impairment of financial instruments cannot be conclusively assessed by Penguin Random House. No material impacts are anticipated from the new regulations for hedge accounting. For Penguin Random House, IFRS 9 will be applied for the first time in the financial year 2018. Application of IFRS 9 must be generally retrospective, but various exceptions are granted, particularly in the area of hedge accounting.

IFRS 15 includes new comprehensive regulations for the recognition of revenue that are independent of a specific industry or transaction and replaces the current regulations in IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenues – Barter Transactions Involving Advertising Services. The new standard replaces the current risk and reward approach with a contract-based five-step model. In addition to substantially more extensive application guidance for the accounting treatment of revenue from contracts with customers, there are more detailed disclosure requirements. Upon endorsement, application of the standard is mandatory for financial years beginning on or after January 1, 2018, even though the endorsement is still outstanding for the clarifications to IFRS 15 issued in April 2016. Initial application must be generally retrospective, but various practical expedients are allowed. Penguin Random House has opted to apply the modified retrospective approach for its initial application of IFRS 15, according to which IFRS 15 will be applied prospectively on a Group-wide basis from January 1, 2018, recognizing the cumulative effect of first-time application in retained earnings. As part of the implementation of IFRS 15, Bertelsmann initiated a Group-wide project tailored to the individual needs of Penguin Random House. According to the current status of the project, initial application of IFRS 15 is expected to have no material effects overall for Penguin Random House regarding timing and measurement of revenue recognition. In addition, analyses are currently ongoing to determine how the more specific definitions of “principal” and “agent” in terms of the control principle could influence the assessment of individual business models within Penguin Random House. In terms of presentation

Penguin Random House Venture Combined Financial Statements

Notes continued

Impact of Issued International Financial Reporting Standards That Are Not Yet Effective continued

the value of expected returns for physical book sales a return liability has to be recognized under IFRS 15 instead of netting the amount with the receivables. As a result of expanded disclosure requirements for the balance sheet, income statement and for the notes, corresponding adaptations are being prepared for the reporting system, the chart of accounts and disclosures schedules. Furthermore, through variance analyses conducted in the revenue-related processes of each of the business units, the potential need for further adaptations is being assessed; this will be the basis for ensuring fulfillment of the process-related requirements of IFRS 15.

IFRS 16, issued in January 2016, sets out principles for recognition, measurement, presentation and disclosure requirements for leases. IFRS 16 replaces the current standards and interpretations of IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. In addition, IFRS 16 includes more extensive disclosures in the notes for lessees. The changes mainly affect lessee accounting and generally require lessees to recognize contractual rights and obligations on the lessee’s balance sheet. The standard replaces the straight-line recognition of operating lease expense for those leases applying IAS 17 with the recognition of depreciation expenses for the right-of-use asset and interest expenses on the lease liability (included within the financial result). Compared to the current accounting rules under IAS 17, the IFRS 16 regulations for lessors are mostly unchanged. The standard is to be applied for the first time from 2019. IFRS 16 will be introduced in Penguin Random House as part of a Bertelsmann Group-wide transformation project. Under this project, the material leases in which Penguin Random House is the lessee were identified. The material leases are mainly for the rental of buildings. The analysis of material leases has not been completed. The effects on the Combined Financial Statements will be quantified as part of the advanced analysis. Furthermore, the effects on the accounting processes are being analyzed in order to ensure consistent application of accounting policies for all leases. In particular, the introduction of IT-based solutions for the future treatment of leases is considered. No decision has been made within concerning the election to exercise the accounting options for short-term leases with a lease term of up to one year and for leases for low-value assets.

Penguin Random House Venture Combined Financial Statements

Consolidation

Principles of Consolidation

The Penguin Random House Combined Financial Statements combines the financial statements of the two legal groups PRH LLC and PRH Limited and its subsidiaries, joint ventures and associates. PRH LLC and PRH Limited are parent companies in the respective legal groups.

Subsidiaries are companies controlled by either PRH LLC or PRH Limited in accordance with IFRS 10. Control exists if Penguin Random House has the power over the investee as well as the exposure, or rights, to variable returns from its involvement with the investee and is able to exercise its power over the investee such that it can affect the amount of these returns. Consolidation begins on the date on which the possibility to exercise control exists and ends when Penguin Random House loses the possibility to exercise control. Profit or loss and each component of total comprehensive income are attributed to the shareholders of the parent company and the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

In accordance with IFRS 3, business combinations are accounted for using the acquisition method. Accordingly, the acquisition date fair value of the consideration transferred is offset against the fair value of equity on the acquisition date. Acquisition-related costs are generally recognized in profit or loss. If applicable, contingent consideration is measured at the fair value that applies on the acquisition date. If the aggregate of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition date fair value of a previously held equity interest in the acquiree exceeds the fair value of the identifiable net assets, the excess is carried as goodwill. Negative differences are reflected in profit or loss in the period in which the acquisition is made. Deferred taxes from assets acquired and liabilities assumed in a business combination are carried and measured in accordance with IAS 12. Subsequent measurement of the acquired assets and the liabilities assumed or entered into is performed in line with the applicable IFRSs. Non-controlling interests are also measured at the proportionate fair value of the assets and liabilities. If the consideration transferred for the business combination or the fair values attributable to the identifiable assets and liabilities of the company acquired can only be provisionally identified on the date of initial accounting, the business combination is carried using these provisional values. Initial accounting is completed in accordance with IFRS 3.45, taking into account the one-year measurement period. Comparative information for reporting periods prior to the completion of initial accounting is presented as if it had already been completed on the acquisition date.

Changes in the parent’s ownership interest in a subsidiary that do not lead to a loss of control are accounted for as equity transactions. After the loss of control of a subsidiary, it is deconsolidated in accordance with the requirements of IFRS 10. Any investment retained in the former subsidiary and any amounts owed by or to the former subsidiary are accounted for in accordance with the applicable IFRSs from the date when control is lost.

In accordance with IFRS 11, joint ventures are joint arrangements in which the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint ventures are accounted for using the equity method in accordance with IAS 28. In addition, associates are included in the Combined Financial Statements using the equity method. Associates are companies over which Penguin Random House exercises a significant influence. This is generally the case for voting rights between 20 and 50 percent. Smaller shareholdings are accounted for using the equity method if there is a significant influence in accordance with IAS 28.6.

According to the equity method, interests in a joint venture or an associate are initially recognized at cost. These acquisition costs are then adjusted for changes to the Penguin Random House’s interest in the net assets of the joint venture or the associate after the acquisition date. The same method used for fully consolidated subsidiaries is applied when accounting for the difference between the acquisition cost at the acquisition date and the share of net assets acquired. Losses from interests in a joint venture or an associate that exceed their carrying amounts are not recognized unless there is an obligation to make additional contributions. When changing the accounting treatment of investments to the equity method, IFRS 3 is applied in analogy so that the fair value of the previously held

Penguin Random House Venture Combined Financial Statements

Consolidation continued

Principles of Consolidation continued

interest is used in determining the cost of the investment accounted for using the equity method on the transition date. The difference between the fair value and carrying amount of the previously held interest is recognized in profit or loss.

Penguin Random House recognizes immaterial investments in accordance with IAS 39.

Accounting and measurement policies are applied consistently for all companies consolidated within the Combined Financial Statements. Intercompany assets, liabilities, equity, income and expenses as well as cash flows relating to transactions between Group companies are eliminated. Deferred taxes on consolidation transactions recognized in profit or loss are accounted for in accordance with IAS 12. The Penguin Random House’s share of unrealized gains or losses on intragroup transactions between fully consolidated Group companies and investments accounted for using the equity method is eliminated.

Scope of Consolidation

The scope of consolidation consists of 86 (2015: 90; 2014: 113) companies. This includes 85 (2015: 89; 2014: 111) fully consolidated companies. In addition, one immaterial associate is accounted for using the equity method in the Combined Financial Statements (2015: 1; 2014: 1). Penguin Random House had no joint ventures in the financial years 2016 and 2015 (2014: 1). A total of 17 (2015: 17; 2014: 17) companies without significant business operations were excluded from the scope of consolidation due to their negligible importance for the financial position and financial performance of Penguin Random House.

For the financial year 2016, the detailed list of fully consolidated subsidiaries (FC) and associates accounted for using the equity method (EM) is as follows:

Name	Country	Share	Consolidation Method
Aguilar, Altea, Taurus, Alfaguara S.A. de Ediciones	Argentina	100.00	FC
Arrow Books Limited	Great Britain	100.00	FC
Barrie & Jenkins Limited	Great Britain	98.00	FC
Bartlett Bliss Productions Limited	Great Britain	100.00	FC
Bellew & Higton Publishers Limited	Great Britain	100.00	FC
Business Books Limited	Great Britain	100.00	FC
Century Benham Limited	Great Britain	100.00	FC
Century Hutchinson Limited	Great Britain	100.00	FC
Century Hutchinson Publishing Limited	Great Britain	100.00	FC
Century Publishing Co. Limited	Great Britain	100.00	FC
Chatto and Windus Limited	Great Britain	100.00	FC
Children’s Character Books Limited	Great Britain	75.00	FC
Direct Group Grandes Obras, S.L.	Spain	100.00	FC
Distribuidora Penguin Random House S.A.S.	Colombia	100.00	FC
Dorling Kindersley Limited	Great Britain	100.00	FC
Dorling Kindersley Publishing Private Limited	India	100.00	FC
Dorling Kindersley Verlag GmbH	Germany	100.00	FC
Editora Schwarcz S.A.	Brazil	45.00	EM
Editorial Sudamericana Uruguaya S.A.	Uruguay	99.99	FC
Frederick Warne & Co Limited	Great Britain	100.00	FC
Frederick Warne & Co. LLC	United States	100.00	FC
Golden Treasures LLC	United States	100.00	FC

Penguin Random House Venture Combined Financial Statements

Consolidation continued

Scope of Consolidation continued

Name	Country	Share	Consolidation Method
Grantham Book Services Limited	Great Britain	100.00	FC
Hammond, Hammond and Company, Limited	Great Britain	100.00	FC
Herbert Jenkins Limited	Great Britain	100.00	FC
Hurst & Blackett Limited	Great Britain	100.00	FC
Hutchinson & Co. (Publishers) Limited	Great Britain	100.00	FC
Hutchinson Books Limited	Great Britain	100.00	FC
Hutchinson Childrens Books Limited	Great Britain	100.00	FC
Jackdaw Publications Limited	Great Britain	100.00	FC
Jonathan Cape Limited	Great Britain	100.00	FC
Ladybird Books Limited	Great Britain	100.00	FC
Mainstream Publishing Company (Edinburgh) Limited	Great Britain	100.00	FC
Martin Secker and Warburg Limited	Great Britain	100.00	FC
Penguin (Beijing) Culture Development Co. Ltd.	China	100.00	FC
Penguin Australia Pty Ltd	Australia	100.00	FC
Penguin Books Benelux B.V.	Netherlands	100.00	FC
Penguin Books Deutschland GmbH	Germany	100.00	FC
Penguin Books Limited	Great Britain	100.00	FC
Penguin Books Malaysia Sdn Bhd	Malaysia	100.00	FC
Penguin Books, S.A.	Spain	100.00	FC
Penguin Group (Hong Kong) Limited	China	100.00	FC
Penguin Random House Australia Pty Ltd	Australia	100.00	FC
Penguin Random House Canada Limited	Canada	100.00	FC
Penguin Random House Grupo Editorial (USA) LLC	United States	100.00	FC
Penguin Random House Grupo Editorial S.A.	Argentina	99.90	FC
Penguin Random House Grupo Editorial S.A.	Peru	100.00	FC
Penguin Random House Grupo Editorial S.A.S.	Colombia	100.00	FC
Penguin Random House Grupo Editorial, S.A.	Chile	100.00	FC
Penguin Random House Grupo Editorial, S.A. de C.V.	Mexico	100.00	FC
Penguin Random House Grupo Editorial, S.A.U.	Spain	100.00	FC
Penguin Random House Grupo Editorial, Unipessoal, Lda.	Portugal	100.00	FC
Penguin Random House India Private Limited	India	100.00	FC
Penguin Random House Ireland Limited	Ireland	100.00	FC
Penguin Random House Korea LLC	South Korea	100.00	FC
Penguin Random House Limited	Great Britain	100.00	FC
Penguin Random House LLC	United States	100.00	FC
Penguin Random House New Zealand Limited	New Zealand	100.00	FC
Penguin Random House Pte. Ltd.	Singapore	100.00	FC
Penguin Random House South Africa (Pty) Ltd.	South Africa	100.00	FC
Plane Tree Publishers Limited	Great Britain	100.00	FC
Random House Children’s Entertainment LLC	United States	100.00	FC
Random House Holdings Limited	Great Britain	100.00	FC
Random House Properties Limited	Great Britain	100.00	FC
Random House Publishing Group Limited	Great Britain	100.00	FC
Random House Struik Proprietary Limited	South Africa	100.00	FC
Random House UK Ventures Limited	Great Britain	100.00	FC
RHA Holdings Pty Ltd	Australia	100.00	FC

Penguin Random House Venture Combined Financial Statements

Consolidation continued

Scope of Consolidation continued

Name	Country	Share	Consolidation Method
Salspot Limited	Great Britain	100.00	FC
Sinclair – Stevenson Limited	Great Britain	100.00	FC
Smashing Ideas LLC	United States	100.00	FC
Snowdog Enterprises Limited	Great Britain	100.00	FC
Snowman Enterprises Limited	Great Britain	100.00	FC
Stanley Paul & Co Limited	Great Britain	100.00	FC
T. Werner Laurie, Limited	Great Britain	100.00	FC
The Bodley Head Limited	Great Britain	100.00	FC
The Book Service Limited	Great Britain	100.00	FC
The Cresset Press Limited	Great Britain	100.00	FC
The Harvill Press Limited	Great Britain	100.00	FC
The Hogarth Press Limited	Great Britain	100.00	FC
The Random House Group Limited	Great Britain	100.00	FC
The Rough Guides Limited	Great Britain	100.00	FC
Transworld Publishers Limited	Great Britain	100.00	FC
Ventura Publishing Limited	Great Britain	100.00	FC
Virgin Books Limited	Great Britain	100.00	FC
Woodlands Books Limited	Great Britain	85.00	FC

Acquisitions and Disposals

In the financial years 2016 and 2015, Penguin Random House made no acquisitions.

In July 2014, Penguin Random House fully acquired the book publishing group Santillana Ediciones Generales from the Spanish media company Prisa. The book publishing group acquired is merged with Penguin Random House’s activities in Spain, Portugal and Latin America, which means that growth potential is significantly reinforced, in particular in Latin America. The consideration transferred amounted to €53 million and was fully paid in cash. The purchase price allocation amounted to non-tax-deductible goodwill of €38 million, which resulted from the further internationalization of the product portfolio and expected cost synergies with Penguin Random House. The transaction-related costs amounted to €2 million and have been recognized in profit or loss. In addition, Penguin Random House made one further acquisition in 2014, which was not material and the impact on the financial position and financial performance was minor.

In the financial year 2014, the cash flow from acquisition activities amounted to €-62 million, which mainly related to the new acquisitions during the reporting period less cash and cash equivalents acquired. The consideration transferred in accordance with IFRS 3 amounted to €60 million. Both acquisitions resulted in non-tax-deductible goodwill totaling €40 million, which reflects synergy potential. In the financial year 2014, the transaction-related costs amounted to €2 million and have been recognized in profit or loss. The cash flows from acquisition activities in the financial year 2016 of €-1 million and 2015 of €4 million relate to acquisitions in previous years.

Penguin Random House Venture Combined Financial Statements

Consolidation continued

Acquisitions and Disposals continued

The following table shows the fair values of the assets and liabilities of the acquisitions on their dates of initial consolidation based on the purchase price allocations.

Effects of Acquisitions

in € millions	2014	thereof Santillana Ediciones Generales
Non-current assets
Goodwill	40	38
Other intangible assets	9	7
Other non-current assets	5	4
Current assets
Inventories	14	12
Trade and other receivables	15	10
Other current assets	6	6
Cash and cash equivalents	2	2
Liabilities
Financial debt	2	—
Other financial and non-financial liabilities	29	26
Information as of December 31, 2014 and for the year ended have not been audited.

In the financial year 2014, since initial consolidation, all acquisitions in accordance with IFRS 3 have contributed €32 million to revenues and €1 million to Group profit or loss. If consolidated as of January 1, 2014, they would have contributed €70 million to revenues and €-2 million to Group profit or loss in 2014. The fair value of the acquired receivables amounts to €15 million at the acquisition date. Thereof, €14 million is attributable to trade receivables and €1 million is attributable to other receivables. Trade receivables are impaired in the amount of €5 million resulting in a gross amount of trade receivables of €19 million. The fair value of other receivables equals the gross amount.

The fair values of the identifiable assets, liabilities and contingent liabilities acquired are measured in accordance with IFRS 3, and primarily using the market price-oriented method. According to this method, assets and liabilities are measured at prices observed in active markets. If measurement using the market price-oriented method is not feasible, the income approach is to be applied. Within the income approach following methods are usually applied: Multi-period excess earnings method (“MEEM”) and Relief from royalty method. According to the Multi-period excess earning method the fair value is at first determined as the present value of directly attributable cash flows, generated solely by the asset being valued. According to the Relief from royalty method the fair value is determined as the present value of the royalty savings as a result of the acquisition. The income method is used particularly in the valuation of imprints or backlists.

In June 2016, Penguin Random House sold its American travel content publisher Fodor’s to Internet Brands, a California-based online media and technology company. The sale resulted in a gain of €3 million recognized in the item ”Results from disposals of investments.”

In December 2015, Penguin Random House completed the sale of its self-publishing subsidiary Author Solutions to Najafi, a US investment firm. The sale resulted in a gain of €3 million recognized in the item ”Results from disposals of investments.” In 2016 Najafi and Penguin Random House reached a settlement agreement about the final purchase price resulting in an additional payment by Penguin Random House of €3 million.

Penguin Random House Venture Combined Financial Statements

Consolidation continued

Effects of Acquisitions continued

In August 2015, Penguin Random House sold its Australian online bookseller Bookworld to the online retailer Booktopia. The sale resulted in a loss of €1 million recognized in the item ”Results from disposals of investments.”

In the financial year 2014, Penguin Random House made no disposals.

After considering the cash and cash equivalents disposed of, Penguin Random House generated cash flows in the amount of €6 million from disposals (2015: €10 million). The disposals led to a gain from deconsolidation of €3 million (2015: €1 million), which is recognized in the item “Results from disposals of investments.” The following table shows their impact on the assets and liabilities at the time of deconsolidation:

Effects of Disposals

in € millions	2016	2015
Non-current assets
Goodwill	1	4
Other intangible assets	1	30
Property, plant and equipment	—	2
Other non-current assets	—	1
Current assets
Inventories	1	2
Other current assets	—	14
Cash and cash equivalents	—	2
Liabilities
Financial debt	—	5
Other financial and non-financial liabilities	—	37

Information as of December 31, 2015 and for the year ended have not been audited.

Assets Held for Sale and Liabilities Related to Assets Held for Sale

The carrying amounts of the assets classified as held for sale and related liabilities are presented in the following table:

Penguin Random House Venture Combined Financial Statements

Consolidation continued

Assets Held for Sale and Related Liabilities

in € millions	12/31/2016	12/31/2014
Assets
Non-current assets
Goodwill	1	—
Other intangible assets	3	—
Property, plant and equipment	—	2
Current assets
Inventories	1	—
Other current assets	2	—
Cash and cash equivalents	2	—
Assets held for sale	9	2
Equity and liabilities
Current liabilities
Trade payables	1	—
Other current liabilities	1	—
Liabilities related to assets held for sale	2	—

Information as of December 31, 2014 and for the year ended have not been audited.

Due to the advance stage-negotiations regarding the disposal of Penguin Random House Pte. Ltd., Singapore and Penguin Books Malaysia Sdn Bhd, Malaysia, Penguin Random House management has seen the sale as highly probable and has therefore classified the assets and related liabilities of PRH Singapore and Malaysia as held for sale at the end of the reporting period 2016. The Sale and Purchase Agreement was signed on January 9, 2017, and is subject to the approval of the responsible antitrust authorities.

As of December 31, 2015, no amounts related to assets classified as held for sale and related liabilities in accordance with IFRS 5.

In December 2014, a warehouse in the property of Penguin Random House was classified as an asset held for sale. As of December 31, 2014, the net book value was stated as € 2 million. The warehouse was sold in June 2015. Since the fair value exceeded the net book value, no impairment was recognized.

The disposal groups mentioned above are measured at fair value less costs to sell. These are to be allocated to level 3 of the hierarchy of non-recurring fair values. Valuations for level 3 are based on information from the contract negotiations. The impairment losses are recognized in profit or loss under “Other operating expenses.”

Currency Translation

The financial statements of subsidiaries, joint ventures and associates that were prepared in foreign currencies are translated into euros using the functional currency concept set out in IAS 21 before they are included in the Combined Financial Statements. Assets and liabilities are translated into the reporting currency at the closing rate at the end of the reporting period, while income statement items are translated at the average rate for the financial year. Currency translation differences are recognized in other comprehensive income. Such differences arise from translating items in the balance sheet at a closing rate that differs from the previous closing rate and from using the average rate from the period and the closing rate at the end of the reporting period to translate the Group profit or loss. At the time of deconsolidation of Group companies, the respective accumulated currency translation differences recognized in other comprehensive income and accumulated in a separate component of

Penguin Random House Venture Combined Financial Statements

Consolidation continued

Currency Translation continued

equity are reclassified from equity to the income statement. The following euro exchange rates were used to translate the currencies that are most significant to Penguin Random House.

Euro Exchange Rates for Major Foreign Currencies

		Average rate			Closing rate
Foreign currency unit per €1		2016	2015	2014	12/31/2016	12/31/2015	12/31/2014
Australian dollar	AUD	1.4881	1.4771	1.4718	1.4596	1.4897	1.4829
Canadian dollar	CAD	1.4660	1.4178	1.4669	1.4188	1.5116	1.4063
British pound	GBP	0.8196	0.7256	0.8061	0.8562	0.7340	0.7789
US dollar	USD	1.1072	1.1089	1.3289	1.0541	1.0887	1.2141

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Penguin Random House Venture Combined Financial Statements

Accounting and Measurement Policies

Recognition of Income and Expense

Revenues are measured at the fair value of the compensation received or receivable and reduced by anticipated reductions in price, trade discounts and similar other deductions.

Revenues from the sale of goods are recognized when Penguin Random House has transferred the significant risks and rewards associated with ownership of the goods to the purchaser and the amount of revenue can be reliably measured. Revenues from printed product sales are recognized, net of provision for estimated returns and rebates, accordingly; when a printed product is initially published, revenues are recognized at the official publication date. Revenues from digital product sales (which mainly relate to e-book sales) for which Penguin Random House has sufficient, accurate and reliable data from certain retailers are recognized on the basis of these notifications by the retailers in the month in which download of the e-book occurs. In the absence of such data, revenues from e-book sales are recognized on the estimated basis done by Penguin Random House. Cooperating advertising fees directly linked to sales transactions are recognized as deductions from revenues.

Revenues from services including distribution services are recognized based on their percentage of completion. Interest income and expenses are recognized on an accrual basis using the effective interest method in accordance with IAS 39. Dividends are only recognized in profit or loss when the shareholder’s legal entitlement to payment is established. Other income is recognized when the economic benefits are probable and the amount can be measured reliably. Expenses are deferred on the basis of underlying facts or the period of time to which they relate.

Goodwill

Goodwill resulting from a business combination is recognized in accordance with IFRS 3 at the date of acquisition. Goodwill is subject to impairment testing at least annually by comparing the carrying amount of the cash-generating unit to which goodwill has been allocated, with the recoverable amount of the cash-generating unit. If the carrying amount of a cash-generating unit exceeds its recoverable amount, an impairment loss is immediately recognized in profit or loss. Impairment, including impairment losses recognized during the year, is not reversed. Goodwill is tested for impairment each year as of December 31, as outlined in the “Impairment Losses” section, and if a triggering event arises.

Other Intangible Assets

Non-current internally generated intangible assets are capitalized at cost, if the requirements set out in IAS 38 have been met. Intangible assets acquired separately are carried at acquisition cost less accumulated amortization and accumulated impairment losses. Intangible assets acquired as part of a business combination are initially recognized at fair value at the acquisition date in accordance with IFRS 3. Intangible assets with finite useful life are amortized on a straight-line basis over their estimated useful life. Impairment losses and reversal of impairment losses are determined by applying the requirements for impairment testing (IAS 36). In general, capitalized software has a useful life of between three and five years. The estimate of useful life and amortization methods are reviewed annually and prospectively adjusted to reflect changes in expectations.

Intangible assets with indefinite useful life are not amortized. Instead, they are subject to at least annual impairment testing and written down to their recoverable amount if applicable. No significant intangibles with indefinitely useful lives exist.

Property, Plant and Equipment

Items of property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of items of property, plant and equipment produced internally within Penguin

Penguin Random House Venture Combined Financial Statements

Accounting and Measurement Policies continued

Property, Plant and Equipment continued

Random House includes direct attributable costs, including, among others, cost of material, labor and other inputs used in the construction of the asset. For qualifying assets in accordance with IAS 23, borrowing costs are capitalized. The amounts involved are insignificant to Penguin Random House. All other borrowing costs are expensed in the period in which they occurred. Maintenance costs are carried as expenses of the period, whereas expenses for activities that lead to a longer useful life or improved use are generally capitalized. Items of property, plant and equipment are depreciated on a straight-line basis over their estimated useful life. Estimates of useful life and the depreciation method are reviewed annually in line with IAS 16 and are adjusted prospectively according to the changed expectations. In the financial year 2016, depreciation is generally based on the following useful lives:

•	buildings: ten to 50 years

•	technical equipment and machinery: four to 15 years

•	other equipment, fixtures, furniture and office equipment: three to 15 years

Land is not subject to depreciation.

Impairment Losses

Goodwill and intangible assets with indefinite useful life are tested for impairment at least annually. Intangible assets with a finite useful life and property, plant and equipment are tested for impairment at the end of each reporting period in accordance with IAS 36 if there are any indications of impairment.

An impairment loss is recognized when the recoverable amount of a cash-generating unit has fallen below its carrying amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value less costs of disposal and the value in use are generally determined using the discounted cash flow method, which is based on future cash flow forecasts which are part of company forecasts. For determining the value in use, estimated future cash inflows or outflows from future restructurings or from improvement or enhancement of the cash-generating units’ performance are excluded unless, as of the end of the reporting period, the cash-generating unit is committed to the restructuring and related provisions have been made. For assets held for sale, only fair value less costs to sell is used as a basis for comparison.

As long as an active market exists, the market price or the price in the most recent comparable transaction is used for measuring fair value. If there is no active market, fair value less costs of disposal is generally calculated using the discounted cash flow method. If it is not possible to allocate cash flows to assets, the relevant impairment losses are determined on the basis of cash flows attributable to the cash-generating unit to which the assets belong. Projected cash flows are based on internal estimates for three planning periods. Generally, two further detailed planning periods are applied in addition. Based on historical data, the company’s internal forecasts take into account expectations relating to the market development. For periods beyond this detailed horizon, a perpetual annuity is recognized, taking into account individual business-specific growth rates. Discounting is generally based on the weighted average cost of capital (WACC) after tax. Specific WACCs are derived for cash-generating units with different risk profiles. Management estimates of cash flow are based on factors including assumptions of economic trends and the associated risks, the regulatory environment, the competitive environment, market share, investments and growth rates. The growth rates applied are based on long-term real growth figures for the relevant economies, growth expectations for the relevant sectors and long-term inflation forecasts for the countries in which the cash-generating units operate. The values allocated to the key assumptions are in line with external sources of information. The figures obtained using the respective discount rates reflect the recoverable amount of the cash-generating units. Material changes in the market or competitive

Penguin Random House Venture Combined Financial Statements

Accounting and Measurement Policies continued

Impairment Losses continued

environment may impair the value of cash-generating units. If the reasons for an impairment loss recognized in prior periods no longer exist, the impairment loss is reversed up to a maximum of the carrying amount of the respective asset if the impairment loss had not been recognized. The latter does not apply to goodwill.

Leases

The operating leases entered into by Penguin Random House primarily relate to rental agreements for buildings. Based on the substance of transaction, the leased assets are allocated to the lessor. The lease installments constitute expenses for the period and are carried as “Other operating expenses” using the straight-line method over the term of the lease. If Penguin Random House bears all material rewards and risks as part of leasing agreements and is thus to be regarded as the economic owner (finance lease), the leased item is capitalized at its fair value at the inception of the lease term or the lower net present value of the future minimum lease payments. Payment obligations arising from finance leases are recognized as financial liabilities in the same amount. No material finance lease arrangements exist.

Financial Assets

Financial assets are recognized initially at fair value, taking into account transaction costs that are directly attributable to the acquisition of the financial asset. In the case of financial assets that are recognized at fair value through profit or loss, transaction costs are recognized directly in the income statement. Regular purchases and sales of financial assets are recognized on the trade date – the day on which Penguin Random House enters into an obligation to buy or sell the asset.

For subsequent measurement, financial assets are classified into the following categories and subcategories:

•	available-for-sale financial assets

•	financial assets recognized at fair value through profit or loss

•	primary and derivative financial assets held for trading

•	financial assets initially recognized at fair value through profit or loss

•	loans and receivables

•	originated loans and trade receivables

•	cash and cash equivalents

Available-for-sale financial assets:

The available-for-sale category primarily includes current and non-current securities and equity investments not classified as held-to-maturity investments, as loans and receivables, or at fair value through profit or loss. In accordance with IAS 39, available-for-sale financial assets are measured at their fair value at the end of the reporting period to the extent that this value can be reliably measured. Otherwise these are measured at cost. With deferred taxes taken into consideration, gains and losses resulting from fluctuations in the fair value are recognized in other comprehensive income. However, if there is objective evidence of impairment, this is recognized in profit or loss. A significant or prolonged decline in the fair value of an equity instrument below its acquisition cost is also to be regarded as objective evidence of impairment. If these assets are sold, the accumulated gains and losses previously recognized in other comprehensive income are reclassified from equity to the income statement.

Penguin Random House Venture Combined Financial Statements

Accounting and Measurement Policies continued

Financial Assets continued

Primary and derivative financial assets held for trading:

In general, this category includes derivatives that do not meet the formal requirements of IAS 39 for hedge accounting. They are measured at their fair value. Gains or losses from changes to the fair values are recognized in profit or loss.

Financial assets initially recognized at fair value through profit or loss:

This category includes financial assets that are designated upon initial recognition at fair value through profit or loss. Changes in fair value are recognized in the other financial result.

Originated loans and trade receivables:

Originated loans and trade receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method. Long-term interest-free or low-interest loans and receivables are discounted. Foreign currency items are translated using the closing rate. If there is objective evidence of impairment, the carrying amount is reduced through use of an allowance account and the loss is recognized in profit or loss. No material originated loans exist.

Cash and cash equivalents:

Cash includes bank balances and cash on hand. Cash equivalents include short-term, highly liquid securities with a term to maturity on acquisition of a maximum of three months. Foreign currency items are translated using the closing rate.

Penguin Random House has no held-to-maturity investments.

Measurement at fair value:

In the case of financial assets measured at fair value, the valuation technique applied depends on the respective inputs present in each case. If listed prices can be identified for identical assets on active markets, they are used for valuation (level 1). If this is not possible, the fair values of comparable market transactions are applied, and financial methods that are based on observable market data are used (level 2). If the fair values are not based on observable market data, they are identified using recognized financial methods (level 3).

Impairment losses and reversals:

The carrying amounts of financial assets not recognized at fair value through profit or loss are examined at the end of each reporting period in order to determine whether there is objective evidence of impairment. Such evidence exists in the following cases: information concerning financial difficulties of a customer or a group of customers; default or delinquency in interest or principal payments; the probability of being subject to bankruptcy or other financial restructuring; and recognizable facts that point to a measurable reduction in the estimated future cash flows, such as an unfavorable change in the borrower’s payment status or the economic situation that corresponds to the delayed performance. In the case of financial assets carried at amortized cost, the loss in case of impairment corresponds to the difference between the carrying amount and the present value of the anticipated future cash flows – discounted using the original effective interest rate for the financial asset. If it is established that the fair value has increased at a later measurement date, the impairment loss previously recognized is reversed up to a maximum of amortized cost in profit or loss. Impairment losses are not reversed in

Penguin Random House Venture Combined Financial Statements

Accounting and Measurement Policies continued

Financial Assets continued

the case of unlisted equity instruments that are classified as available-for-sale assets and carried at cost. In case of impairment on available-for-sale assets carried at cost, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of the estimated future cash flows discounted using the risk-adjusted interest rate.

Inventories

Inventories – consisting principally of books – are recognized at the lower of historical cost and net realizable value at the end of the reporting period. Both raw materials and finished goods inventory are accounted for using the FIFO (first-in, first-out) cost-flow assumption. Weighted average costing can be used if it results in approximately the same cost as FIFO. Inventories originating from intragroup suppliers are adjusted to eliminate intragroup earnings and are measured at Penguin Random House’s cost.

Inventories are tested for recoverability at the end of each reporting period. For this purpose, net realizable value is determined. Net realizable value is defined as the estimated sales price less expected costs to complete and estimated selling expenses. A write-down is recognized if the net realizable value is lower than its historical cost. Write-downs are reversed if the circumstances causing their recognition no longer exist. The new carrying amount then represents the lower of historical cost and adjusted net realizable value.

An inventory obsolescence reserve for finished goods is calculated on a title-by-title basis. The consumption of inventories is recognized in the income statement in the cost of materials.

Income Taxes

In accordance with IAS 12, current tax expense and income are determined based on the respective domestic taxable earnings of the year (taxable income). Current and deferred taxes are determined based on applicable regulations and tax laws of the countries in which the companies included in the Combined Financial Statements are domiciled. The presentation is based on the legal approach for own tax liabilities as they arise in the normal way. Current and deferred taxes for tax transparent entities (e.g. partnerships, which are not taxed in their own right) are therefore recognized on the level of the respective owners based on their share of the tax-transparent entity’s profits. The income tax relating to tax-transparent entities is therefore not included in the income tax line of the Combined Financial Statements.

Deferred tax assets and liabilities are recognized for temporary differences between the tax base and the carrying amounts shown on the IFRS combined balance sheet, and for as yet unused tax loss carryforwards and tax credits.

Deferred tax assets are recognized only to the extent it is probable that taxable income will be available against which the deductible temporary difference can be utilized. Deferred tax assets that are unlikely to be realized within a clearly predictable period are reduced by valuation allowances. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets and liabilities resulting from business combinations are recognized with the exception of temporary differences on goodwill not recognizable for tax purposes. The tax rates applied for computation are based on the country-specific tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period and whose applicability is expected as of the date of reversal of the temporary differences and the use of tax loss carryforwards and tax credits, respectively. In general, deferred taxes are recognized in profit or loss unless they relate to items recognized in other comprehensive income. In this case, deferred taxes are recognized in other comprehensive income.

Penguin Random House Venture Combined Financial Statements

Accounting and Measurement Policies continued

Cumulated Other Comprehensive Income

Cumulated other comprehensive income includes foreign exchange gains and losses and unrealized gains and losses from the fair value measurement of available-for-sale financial assets and derivatives used in cash flow hedges in accordance with IAS 39.

In addition, in accordance with IAS 28.10, changes in other comprehensive income for entities accounted for using the equity method are recognized. Remeasurement effects of defined benefit pension plans (actuarial gains and losses on the defined benefit obligation, differences between actual investment returns and the return implied by the net interest cost on the plan assets, and effects of the asset ceiling) are recognized in the retained earnings in the year in which these gains and losses have been incurred as part of the reconciliation of total comprehensive income for the period in the statement of changes in equity. Deferred taxes on the aforementioned items are recognized directly in other comprehensive income.

Provisions

Provisions for pensions and similar obligations are calculated using the projected unit credit method in accordance with IAS 19. This method involves the use of biometric calculation tables, current long-term market interest rates and current estimates of future increases in salaries and pensions.

The net interest expense included in pension expense is recognized in the financial result. Remeasurement effects of defined benefit pension plans (actuarial gains and losses on the defined benefit obligation, differences between actual investment returns and the return implied by the net interest cost on the plan assets, and effects of the asset ceiling) are recognized immediately in equity under other comprehensive income and are not reclassified to profit or loss in a subsequent period (recycled).

With the exception of the other personnel-related provisions calculated in accordance with IAS 19, all of the other provisions are established on the basis of IAS 37 where there is a legal or constructive obligation to a third party, the outflow of resources is probable and it is possible to reliably determine the amount of the obligation. Provisions are measured in the amount of the most likely outcome. Long-term provisions are discounted. The discount rates take into account current market expectations and, if necessary, specific risks for the liability. Income from the reversal of provisions is generally included in the income statement line item to which the provision was previously charged.

Liabilities

Trade payables and other primary financial liabilities are initially measured at their fair value less transaction costs. Subsequent measurement is based on amortized cost using the effective interest method (financial liabilities at amortized cost), unless the financial liability is classified as initially recognized at fair value through profit or loss. In the case of financial liabilities measured at fair value, the valuation technique applied depends on the respective inputs present in each case. If listed prices can be identified for identical assets on active markets, they are used for valuation (level 1). If this is not possible, the fair values of comparable market transactions are applied, and financial methods that are based on observable market data are used (level 2). If the fair values are not based on observable market data, they are identified using established financial methods (level 3). Penguin Random House has not yet exercised the option of classifying financial liabilities initially recognized at fair value through profit or loss. Foreign currency liabilities are translated at the exchange rate at the end of the reporting period. Finance lease liabilities, which are also recognized under financial liabilities, are carried at their net present value in accordance with IAS 17.

Penguin Random House Venture Combined Financial Statements

Accounting and Measurement Policies continued

Derivative Financial Instruments

As set out in IAS 39, all derivative financial instruments are recognized at fair value on the balance sheet. Derivative financial instruments are recognized as of the transaction date. When a contract involving a derivative is entered into, it is initially determined whether that contract is intended to serve as a cash flow hedge. Some derivatives do not meet the requirements included in IAS 39 for recognition as hedges, despite this being their economic purpose.

Changes in the fair values of derivatives are recognized as follows:

1.	Cash flow hedge: The effective portion of the changes in the fair value of derivatives used to hedge future cash flows is recognized in other comprehensive income. The amounts carried here are included in the initial measurement when an underlying non-financial asset or a non-financial liability is received (basis adjustment). In other cases, the reclassification of the previously recognized gains and losses from equity to the income statement is performed when the hedged underlying transaction affects profit or loss. The ineffective portion of the changes in the fair value of the hedging instrument is recognized in profit or loss.

2.	Stand-alone derivatives (no hedge relationship): Changes in the fair value of derivatives that do not meet the criteria for recognition as hedges are recognized in profit or loss in accordance with the held-for-trading category and are therefore classified as at fair value through profit or loss.

In the financial years 2016, 2015 and 2014, no hedge transactions were recognized with fair value hedges or to hedge a net investment in foreign operations.

Non-Current Assets Held for Sale and Related Liabilities

Non-current assets or disposal groups are classified as held for sale if the associated carrying amount will be recovered principally through a sale transaction and not from continued use. These non-current assets and the associated liabilities are presented in separate line items in the balance sheet in accordance with IFRS 5. They are measured at the lower of the carrying amount and fair value less costs to sell. Depreciation/amortization is not recognized if a non-current asset is classified as held for sale or forms part of a disposal group that is classified as held for sale.

Components of entities that fulfill the requirements of IFRS 5.32 are classified as discontinued operations and thus are carried separately in the income statement and cash flow statement. All of the changes in amounts made during the reporting period that are directly connected with the sale of a discontinued operation in any preceding period are also stated in this separate category. If a component of an entity is no longer classified as held for sale, the results of this entity component that were previously carried under discontinued operations are reclassified to continuing operations for all of the reporting periods shown.

Significant Accounting Judgements, Estimates and Assumptions

The preparation of Combined Financial Statements requires the use of accounting judgments, estimates and assumptions that may impact the carrying amounts of assets, liabilities, income and expenses recognized. Amounts actually realized may differ from estimated amounts. The following section presents accounting judgements, estimates and assumptions that are material in the Penguin Random House Combined Financial Statements for understanding the uncertainties associated with financial reporting.

•

Recognition of income and expense: In the event of return rights, mostly for print products, estimates are made with regard to the anticipated return volume as revenues are recognized taking the anticipated returns into account. Return curves and average return rates are used to identify the anticipated returns. The

Penguin Random House Venture Combined Financial Statements

Accounting and Measurement Policies continued

Significant Accounting Judgements, Estimates and Assumptions continued

accounting assessment of advertising grants paid to the customers of Penguin Random House includes different factors and they could therefore be recognized as costs or be deducted from revenue. In general, these payments are recognized as deduction from revenue if transactions are entered into in close proximity to each other and/or their mutual existence is acknowledged in the separate contracts, there is lack of sufficient evidence to support fair value for each transaction and/or Penguin Random House would not have made the payment if it were not also selling a good or service to the customer.

•

All advanced payments for royalties are recorded as assets and a liability is recorded for all outstanding obligations not yet paid but for which a legal obligation to pay exists. Sales estimates and assumptions on future sales success are made in connection with advances paid to authors to secure exploitation rights in their publications.

•	Author royalty earnings are applied against any outstanding advance until the total unearned advance is reduced to zero. Author royalty earnings after that point are recognized as a payable.

•

Published and unpublished advances are tested for impairment based on management estimates of future sales volumes and price changes considering the current market conditions and using historical data, if appropriate, like past sales of similar books or books by the same author, and other relevant factors in estimating sales. Penguin Random House has a long history of providing authors with royalty advances, and it tracks each advance earned with respect to the sale of the related publication. Penguin Random House applies this historical experience to its existing outstanding royalty advances to estimate the likelihood of recovery. Additionally, Penguin Random House management regularly reviews its portfolio of royalty advances to determine if individual royalty advances are not recoverable for discrete reasons, such as the death of an author prior to completion of a title or titles, a Penguin Random House decision to not publish a title, poor market demand or other relevant factors that could impact recoverability. Based on this information, the portion of any advance that Penguin Random House believes is not recoverable, is expensed.

•

Trade receivables and other receivables: Valuation allowances are recognized for doubtful receivables based on risk factors such as a customer’s financial difficulties and unfavorable changes in the economic situation, taking into account the maturity structure of the receivables.

•

Impairment losses: Goodwill and intangible assets with indefinite useful life are tested for impairment at least annually. Intangible assets with finite useful life and property, plant and equipment are tested for impairment in accordance with IAS 36 if there are indications that an asset may be impaired. Impairment loss has occurred when the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value less costs of disposal and the value in use are generally determined using the discounted cash flow method, which is based on future cash flow forecasts which are part of company forecasts. The cash flow forecasts are based on the management’s best possible estimates with regard to future performance. Penguin Random House has used a combination of long-term trends, industry forecasts and in-house knowledge, with special emphasis on recent experience, in forming the assumptions about the development of the various relevant markets in which Penguin Random House operates. This is an area highly exposed to the general economic conditions. The state of the relevant market is just one of the key operational drivers which Penguin Random House uses when assessing individual business models. The most important assumptions include estimated growth rates, the weighted average cost of capital and tax rates. All of these different elements are variable, interrelated and difficult to isolate as the main driver of the various business models and respective valuations. Changes to these estimates as a result of more recent information could have a material impact on the amount of the possible impairment. Penguin Random House performs sensitivity analyses on the cash-generating units, especially on those where the headroom between the recoverable amount and the

Penguin Random House Venture Combined Financial Statements

Accounting and Measurement Policies continued

Significant Accounting Judgements, Estimates and Assumptions continued

carrying value is low. Detailed information on the assumptions and estimates that are used in impairment testing for intangible assets (including goodwill) in Penguin Random House is presented in note 10 “Intangible Assets.”

•

Pension obligations: Pension obligations are measured using the projected unit credit method. Using this approach, biometric calculations, the prevailing long-term capital market interest rates and, in particular, assumptions about future salary and pension increases are taken into account.

•

Provisions for onerous contracts and warranties are also based to a significant extent on management estimates with regard to their amount and probability of occurrence. Assessments of whether there is a present obligation, whether an outflow of resources is probable and whether it is possible to reliably determine the amount of the obligation are generally based on the expertise of in-house or third-party specialists. More recent information could change the estimates and thus impact the financial position and performance of Penguin Random House. With regard to risk provisioning, a provision for potential losses from litigation is recognized when the risks of a loss are considered to be probable and when a reliable estimate of the anticipated financial impact is possible. For significant contingent liabilities for which the possibility of a future loss is more than remote but less than probable, Penguin Random House estimates the possible loss where the Group believes that an estimate can be made. At the end of the reporting period, there were no reportable contingent liabilities from litigation. Management regularly reviews the recognition, measurement and use of provisions and the disclosure requirements for contingent liabilities.

In the case of purchase price allocations, assumptions are also made regarding the measurement of assets and liabilities assumed as part of business combinations. This applies in particular with regard to the acquired intangible assets, as measurements are based on fair value. In general, this is the present value of the future cash flows after taking into account the present value of the tax amortization benefit. In addition, the definition of uniform useful lives within Penguin Random House is based on the management’s assumptions. General information on useful lives is presented in the sections “Other Intangible Assets” and “Property, Plant and Equipment.”

Assessments of the ability to realize uncertain tax positions and future tax benefits are also based on assumptions and estimates. Recognition of an asset or liability from an uncertain tax position is performed in accordance with IAS 12 if payment or refund of an uncertain tax position is probable. Measurement of the uncertain tax position is at its most likely amount. Deferred tax assets are only carried to the extent that it is probable that they can be utilized against future taxable profits. When assessing the probability of the ability to use deferred tax assets in the future, various factors are taken into account, including past earnings, company forecasts, tax forecast strategies and loss carryforward periods. Information relating to the ability to realize tax benefits is presented in note 9 “Income Taxes.”

Assumptions are also made for measuring fair values of financial assets and financial liabilities. In this regard, Penguin Random House uses various financial methods that take into account the market conditions and risks in effect at the end of the respective reporting periods. The inputs to these models are taken from observable markets where possible, but where this is not feasible, measuring fair values is based on assumptions by management. These assumptions relate to input factors such as liquidity risk and default risks.

Estimates and the underlying assumptions are reviewed on an ongoing basis. In general, adjustments to estimates are taken into account in the period in which the change is made and in future periods.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet

1 Revenues

in € millions	2016	2015	2014
Revenues from printed products	2,358	2,514	2,164
Revenues from digital products	615	741	719
Other revenues	86	139	124

	3,059	3,394	3,007

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Revenues from printed products mainly include revenues from printed book sales, whereas revenues from digital products mainly relate to revenues from e-books sales.

2 Other Operating Income

in € millions	2016	2015	2014
Income from sideline operations	87	86	73
Income from reimbursements	1	15	14
Gains from disposals of non-current assets	—	2	2
Foreign exchange gains	3	—	—
Sundry operating income	6	16	9

	97	119	98

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

The item “Income from sideline operations” includes subrights income in the amount of €41 million (2015: €44 million; 2014: €38 million).

3 Cost of Materials

in € millions	2016	2015	2014
Consumption of finished goods and merchandise	665	733	664
Consumption of raw materials and supplies	14	18	8

	679	751	672

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

4 Personnel Costs

in € millions	2016	2015	2014
Wages and salaries	583	645	562
Statutory social security contributions	49	52	42
Expenses for pensions and similar obligations	37	40	31
Other employee benefits	54	64	45

	723	801	680

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

4 Personnel Costs continued

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

5 Amortization, Depreciation, Impairment and Reversals of Intangible Assets and Property, Plant and Equipment

in € millions	2016	2015	2014
Amortization/depreciation, impairment losses and reversals of
– intangible assets	48	60	56
– property, plant and equipment	28	29	23

	76	89	79

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

6 Other Operating Expenses

in € millions	2016	2015	2014
Administrative expenses	253	286	240
Selling expenses	108	125	132
Advertising costs	101	130	121
Allowances on receivables and non-financial assets	148	165	209
Consulting and audit fees	19	40	59
Operating taxes	10	10	8
Losses on disposals of non-current assets	—	1	1
Foreign exchange losses	—	5	3
Sundry operating expenses	9	18	10

	648	780	783

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

The item “Administrative expenses” includes, among others, payments recognized as expenses from operating leases of €63 million (2015: €68 million; 2014: €57 million) and associated services and incidental costs of €3 million (2015: €0 million; 2014: €1 million). In addition, an immaterial amount of contingent lease payments is included in this item (2015: €0 million; 2014: €0 million).

7 Interest Income and Interest Expenses

in € millions	2016	2015	2014
Interest income
Interest income on cash and cash equivalents	1	1	1

	1	1	1

Interest expenses
Interest expenses on financial debt	(1)	(2)	(1)
Other interest expenses	(3)	(4)	(3)

	(4)	(6)	(4)

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

7 Interest Income and Interest Expenses continued

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

8 Other Financial Income and Expenses

in € millions	2016	2015	2014
Other financial income
Non-operating foreign exchange gains	2	—	—

	2	—	—

Other financial expenses
Net interest on defined benefit plans	—	(2)	(1)
Non-operating foreign exchange losses	—	—	(1)
Other	(3)	(2)	(2)

	(3)	(4)	(4)

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

To better reflect the economic content, income and expenses from non-operating hedged foreign currency transactions are offset against the results from the measurement of the hedged foreign currency items and are recognized as non-operating foreign exchange gains or losses. In the financial year 2016, immaterial losses (2015: €-5 million; 2014: €-12 million) from these non-operating foreign currency transactions were offset by income from hedged foreign currency transactions amounting to €10 million (2015: €10 million; 2014: €10 million). Gains from foreign currency transactions of € 8 million (2015: €1 million; 2014: €5 million) were offset by expenses from hedged foreign currency transactions amounting to €-16 million (2015: €-6 million; 2014: €-4 million).

9 Income Taxes

Income taxes, broken down into current and deferred income taxes, are as follows:

Income Taxes

in € millions	2016	2015	2014
Earnings before income taxes	400	372	271

Current income taxes	(26)	(32)	(32)
Deferred income taxes	(1)	3	18

Income taxes	(27)	(29)	(14)

Net income after income taxes	373	343	257

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Tax loss carryforwards of €5 million (2015: €7 million; 2014: €1 million) were utilized in the financial year 2016, reducing current tax expenses by €1 million (2015: €2 million; 2014: €0 million). Of the tax loss carryforwards utilized, no amounts relate to US corporate income tax, €2 million (2015: €4 million; 2014:

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

9 Income Taxes continued

Income Taxes continued

€1 million) was due to UK corporate income tax and €3 million (2015: €3 million; 2014: €0 million) was due to other foreign income taxes. These amounts include €1 million (2015: €6 million; 2014: €1 million) for tax loss carryforwards for which no deferred tax assets were recognized in the past. These amounts relate to other foreign income taxes in the amount of €1 million (2015: €3 million; 2014: €0 million) and to UK corporate income tax in the amount of €0 million (2015: €3 million; 2014: €1 million). This led to a not material reduction in current tax expense (2015: €2 million; 2014: €0 million).

Deferred tax assets and liabilities resulted from the following items and factors.

Deferred Taxes

	12/31/2016		thereof recognized in profit or loss	12/31/2015		thereof recognized in profit or loss	12/31/2014		thereof recognized in profit or loss
in € millions	Assets	Liabilities		Assets	Liabilities		Assets	Liabilities
Intangible assets	6	30	3	7	37	3	9	41	7
Property, plant and equipment	3	3	(1)	4	4	—	4	4	(2)
Financial assets	—	6	—	—	6	4	—	10	5
Inventories	4	1	1	2	—	(2)	5	—	1
Receivables	9	1	1	11	1	(2)	12	1	1
Advance payments and other assets	5	1	3	2	2	(5)	7	1	(1)
Provisions	23	11	(3)	23	11	4	29	10	6
Liabilities	—	2	(3)	2	1	—	2	1	—
Advance payments and other liabilities	7	2	(2)	7	3	—	3	2	(3)
Loss carryforwards/tax credits	14		—	13		1	14		4
Total	71	57	(1)	71	65	3	85	70	18
Offset	(40)	(40)		(38)	(38)		(44)	(44)
Carrying amount	31	17		33	27		41	26

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

No deferred tax liabilities were recognized for temporary differences in connection with investments in subsidiaries in the amount of €7 million (2015: €9 million; 2014: €7 million) as their reversal can be controlled, and it is probable that these temporary differences will not be reversed in the foreseeable future.

Current and deferred tax assets and liabilities are offset against each other if they relate to the same tax authority and meet the criteria for offsetting. The term of the deferred taxes on temporary differences is mostly long term.

Information on amounts of income tax relating to other comprehensive income is presented in note 18 “Equity.”

Deferred tax assets are recognized on temporary differences, tax loss carryforwards and tax credits when it is likely that they can be utilized in the foreseeable future. The recognizable amount is assessed primarily based on

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

9 Income Taxes continued

Deferred Taxes continued

existing deferred tax liabilities from temporary differences and projected taxable income within a planning period.

Temporary differences, tax loss carryforwards and tax credits for which no deferred taxes have been recognized can be carried forward as follows:

Expiration

in € millions	12/31/2016	12/31/2015	12/31/2014
Tax loss carryforwards
To be carried forward for more than 5 years	24	26	10
To be carried forward for up to 5 years	1	2	2
Temporary differences	8	22	1
Tax credits
To be carried forward for more than 5 years	2	4	3
To be carried forward for up to 5 years	1	3	3

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

A reconciliation of expected tax result to actual tax result is shown in the following table:

Reconciliation to Actual Tax Expense

in € millions	2016	2015	2014
Earnings before income taxes	400	372	271

Income tax rate applicable to Penguin Random House (UK corporate income tax rate)	20.00%	20.25%	21.50%

Expected tax expense	(80)	(75)	(58)

The tax effects of the following items led to differences between the expected and actual tax expense:
Adjustment to different national tax rates	(58)	(55)	(37)
Effect of changes in tax rate and tax law	(1)	1	(2)
Tax effects in respect of results from disposals of investments	—	(8)	—
Current income taxes for previous years	—	1	(3)
Deferred income taxes for previous years	1	1	5
Effects of measurements of deferred tax assets	4	(11)	1
Permanent differences	(5)	(5)	1
Taxes incurred on the level of shareholders in the United States	115	122	79
Other adjustments	(3)	—	—
Total of adjustments	53	46	44

Actual tax expense	(27)	(29)	(14)

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

9 Income Taxes continued

Reconciliation to Actual Tax Expense continued

The actual tax expense differs from the expected tax expense mainly due to differences between the applicable national tax rates to the tax rate applicable to the Combined Financial Statements (UK corporate income tax rate) and due to income taxes related to the tax transparent entities of the legal group PRH LLC, United States, which are incurred on the level of the shareholders and are therefore not accounted for in the Combined Financial Statements. Included in the “adjustment to different national tax rates” is mainly the tax differential to the United States nominal tax rate (2016: 38.80 percent, 2015: 38.50 percent, 2014: 39.55 percent).

Applicable Income Tax Rate

The applicable tax rate corresponds to the applicable tax rate of the Penguin Random House Limited, United Kingdom, as parent company of the legal group PRH Limited, because the main parts of the reported tax relate to this legal group. The applicable tax rate in the financial year 2016 was 20.00 percent (2015: 20.25 percent; 2014: 21.50 percent) and corresponds to the enacted country-specific tax rate in the United Kingdom.

The income tax relating to the legal group PRH LLC, United States, is not material for the Combined Financial Statements as only state income taxes are included in the income tax line in profit or loss. Any other income tax, which derives from the profits of the legal group PRH LLC, is not shown as part of the Combined Financial Statements as it is accounted for in the owners’ financial statements.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

10 Intangible Assets

	Goodwill	Other intangible assets
in € millions		Other rights and licenses	Internally generated intangible assets	Total	Total
Cost
Balance as of 1/1/2014	699	782	3	785	1,484

Currency translation differences	73	73	1	74	147
Acquisitions through business combinations	40	9	—	9	49
Other additions	—	14	—	14	14
Reductions through disposal of investments	—	—	—	—	—
Other disposals	—	(158)	—	(158)	(158)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	1	(14)	—	(14)	(13)

Balance as of 12/31/2014	813	706	4	710	1,523

Currency translation differences	70	60	1	61	131
Acquisitions through business combinations	—	—	—	—	—
Other additions	—	18	—	18	18
Reductions through disposal of investments	(4)	(57)	—	(57)	(61)
Other disposals	—	(3)	(1)	(4)	(4)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	—	6	(1)	5	5

Balance as of 12/31/2015	879	730	3	733	1,612

Currency translation differences	(14)	(10)	—	(10)	(24)
Acquisitions through business combinations	—	—	—	—	—
Other additions	—	15	—	15	15
Reductions through disposal of investments	(1)	(1)	—	(1)	(2)
Other disposals	—	(1)	—	(1)	(1)
Reclassifications in accordance with IFRS 5	(1)	(4)	—	(4)	(5)
Reclassifications and other changes	—	2	—	2	2

Balance as of 12/31/2016	863	731	3	734	1,597

Accumulated amortization
Balance as of 1/1/2014	3	277	1	278	281

Currency translation differences	1	22	—	22	23
Amortization	—	54	1	55	55
Impairment losses	—	—	1	1	1
Reversals of impairment losses	—	—	—	—	—

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

10 Intangible Assets continued

	Goodwill	Other intangible assets
in € millions		Other rights and licenses	Internally generated intangible assets	Total	Total
Reductions through disposal of investments	—	—	—	—	—
Other disposals	—	(158)	—	(158)	(158)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	—	1	—	1	1

Balance as of 12/31/2014	4	196	3	199	203

Currency translation differences	—	17	1	18	18
Amortization	—	60	—	60	60
Impairment losses	—	—	—	—	—
Reversals of impairment losses	—	—	—	—	—
Reductions through disposal of investments	—	(27)	—	(27)	(27)
Other disposals	—	(3)	(1)	(4)	(4)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	—	(1)	—	(1)	(1)

Balance as of 12/31/2015	4	242	3	245	249

Currency translation differences	—	(3)	—	(3)	(3)
Amortization	—	48	—	48	48
Impairment losses	—	—	—	—	—
Reversals of impairment losses	—	—	—	—	—
Reductions through disposal of investments	—	—	—	—	—
Other disposals	—	(1)	—	(1)	(1)
Reclassifications in accordance with IFRS 5	—	(1)	—	(1)	(1)
Reclassifications and other changes	—	—	—	—	—

Balance as of 12/31/2016	4	285	3	288	292

Carrying amount as of 12/31/2016	859	446	—	446	1,305

Carrying amount as of 12/31/2015	875	488	—	488	1,363

Carrying amount as of 12/31/2014	809	510	1	511	1,320

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

The carrying amount of the ”Other rights and licenses” includes imprints in the amount of €92 million (2015: €99 million; 2014: €97 million) and back- and frontlists in the amount of €326 million (2015: €361 million; 2014: €363 million).

As in the previous years, no intangible assets have been provided as collateral for liabilities as of the end of the reporting period 2016.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

10 Intangible Assets continued

Goodwill is attributable to the following cash-generating units:

Goodwill by Cash-Generating Units

in € millions	12/31/2016	12/31/2015	12/31/2014
Penguin Random House North America	559	542	490
Penguin Random House United Kingdom	176	205	193
Dorling Kindersley	14	17	16
Spanish Speaking	87	87	86
Rest of the World	23	24	24

	859	875	809

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

For the purpose of impairment testing (IAS 36), goodwill from a business combination is allocated to the cash-generating units that are expected to benefit from the synergies of the business combination. Goodwill is tested for impairment at least annually and whenever there is an indication that it may be impaired, as outlined in the “Accounting and Measurement Policies” section and under the following assumptions. The recoverable amount is the higher of fair value less costs of disposal and value in use.

Management estimates of cash flow are based on factors including assumptions of economic trends and the associated risks, the regulatory environment, the competitive environment, market share, investments, EBITDA margins and growth rates. With regard to the individual cash-generating units bearing material goodwill, relating to the market development for the beginning of the detailed planning period a mostly positive development for the physical book markets was assumed for financial year 2017. The physical book markets in the United States and the United Kingdom are expected to grow moderately, whereas these markets in Spain and Germany are expected to remain virtually unchanged. Regarding e-book sales it is expected for the financial year 2017, that publishers’ e-book sales will stabilize on the level of 2016. Less mature e-book markets are expected to continue to grow in 2017. The five year sales forecasts use average nominal growth rates for Dorling Kindersley of 1.5 percent and for Spanish Speaking (including Latin American countries) of 4.6 percent.

In addition, fair values were measured using the following individual business-specific discount rates and growth rates for periods after the detailed planning period:

Overview of Growth and Discount Rates

	Growth rate in % for the year 12/31/2016	Discount rate in % for the year 12/31/2016	Growth rate in % for the year 12/31/2015	Discount rate in % for the year 12/31/2015	Growth rate in % for the year 12/31/2014	Discount rate in % for the year 12/31/2014
Penguin Random House North America	0.5	8.3	0.5	8.2	0.5	8.2
Penguin Random House United Kingdom	0.5	7.6	0.5	8.0	0.5	8.4
Dorling Kindersley	0.6	8.2	0.5	8.1	0.5	7.9
Spanish Speaking	5.0	12.8	10.0	17.4	6.5	13.3
Rest of the World	2.5	9.3	3.5	10.5	3.5	10.7

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

10 Intangible Assets continued

Overview of Growth and Discount Rates continued

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

For the cash-generating units, the recoverable amount equals the fair value, which is derived from discounted cash flows less costs of disposal, and which is based on level 3 of the fair value hierarchy. Projected cash flows were based on internal estimates for three detailed planning periods and generally two further detailed planning periods were applied in addition. For periods after this detailed horizon, a perpetual annuity was applied, taking into account individual business-specific growth rates.

In the financial years 2016, 2015 and 2014, no impairment losses were recognized for goodwill.

As of December 31, 2016, the recoverable amount for the cash-generating unit Spanish Speaking exceeded the carrying amount by €4 million (2015: €1 million; 2014: €24 million). In the event of an increase in the discount rate by 0.3 percentage points, a reduction in the long-term growth rate by 0.3 percentage points or a reduction in the average nominal sales growth rate for the five year detailed planning period by 0.5 percentage points, the recoverable amount is lower than the carrying amount for the first time.

As of December 31, 2016, the recoverable amount for the cash-generating unit Dorling Kindersley exceeded the carrying amount by €3 million (2015: €116 million; 2014: €169 million). In the event of an increase in the discount rate by 0.3 percentage points, a reduction in the long-term growth rate by 0.4 percentage points or a reduction in the average nominal sales growth rate for the five year detailed planning period by 0.6 percentage points, the recoverable amount is lower than the carrying amount for the first time.

As of December 31, 2016, the goodwill of the cash-generating units Penguin Random House North America, Penguin Random House United Kingdom and Rest of the World was not subject to impairment even given a change by one of the two most important factors: discount rate (increase of 1.0 percentage point) and long-term growth rate (reduction of 1.0 percentage point).

11 Property, Plant and Equipment

in € millions	Land, rights equivalent to land and buildings	Technical equipment and machinery	Other equipment, fixtures, furniture and office equipment	Advance payments and construction in progress	Total
Cost
Balance as of 1/1/2014	106	86	140	5	337

Currency translation differences	11	9	18	2	40
Acquisitions through business combinations	—	—	—	—	—
Other additions	8	4	11	19	42
Reductions through disposal of investments	—	—	—	—	—
Other disposals	(3)	(2)	(7)	—	(12)
Reclassifications in accordance with IFRS 5	(2)	—	—	—	(2)
Reclassifications and other changes	—	3	27	(4)	26

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

11 Property, Plant and Equipment continued

in € millions	Land, rights equivalent to land and buildings	Technical equipment and machinery	Other equipment, fixtures, furniture and office equipment	Advance payments and construction in progress	Total
Balance as of 12/31/2014	120	100	189	22	431

Currency translation differences	11	8	16	2	37
Acquisitions through business combinations	—	—	—	—	—
Other additions	1	3	12	8	24
Reductions through disposal of investments	—	—	(5)	—	(5)
Other disposals	(25)	(28)	(6)	(1)	(60)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	4	11	7	(27)	(5)

Balance as of 12/31/2015	111	94	213	4	422

Currency translation differences	(5)	(6)	1	—	(10)
Acquisitions through business combinations	—	—	—	—	—
Other additions	4	2	5	4	15
Reductions through disposal of investments	—	—	—	—	—
Other disposals	(1)	(1)	(7)	—	(9)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	—	(1)	5	(6)	(2)

Balance as of 12/31/2016	109	88	217	2	416

Accumulated depreciation
Balance as of 1/1/2014	44	57	81	—	182

Currency translation differences	5	6	11	—	22
Depreciation	3	7	13	—	23
Impairment losses	—	—	—	—	—
Reversals of impairment losses	—	—	—	—	—
Reductions through disposal of investments	—	—	—	—	—
Other disposals	(3)	(2)	(6)	—	(11)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	—	—	13	—	13

Balance as of 12/31/2014	49	68	112	—	229

Currency translation differences	4	6	10	—	20
Depreciation	3	8	18	—	29
Impairment losses	—	—	—	—	—
Reversals of impairment losses	—	—	—	—	—

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

11 Property, Plant and Equipment continued

in € millions	Land, rights equivalent to land and buildings	Technical equipment and machinery	Other equipment, fixtures, furniture and office equipment	Advance payments and construction in progress	Total
Reductions through disposal of investments	—	—	(3)	—	(3)
Other disposals	(13)	(25)	(6)	—	(44)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	—	—	1	—	1

Balance as of 12/31/2015	43	57	132	—	232

Currency translation differences	(1)	(5)	2	—	(4)
Depreciation	3	7	18	—	28
Impairment losses	—	—	—	—	—
Reversals of impairment losses	—	—	—	—	—
Reductions through disposal of investments	—	—	—	—	—
Other disposals	(1)	(1)	(7)	—	(9)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	—	(1)	1	—	—

Balance as of 12/31/2016	44	57	146	—	247

Carrying amount as of 12/31/2016	65	31	71	2	169

Carrying amount as of 12/31/2015	68	37	81	4	190

Carrying amount as of 12/31/2014	71	32	77	22	202

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

At the end of the financial years 2016, 2015 and 2014, no property, plant and equipment was pledged as collateral for liabilities. No impairment losses were recognized for property, plant and equipment in the financial years 2016, 2015 and 2014.

12 Interests in Associates

At the end of the financial years 2016, 2015 and 2014, Penguin Random House holds an investment in one associate.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

12 Interests in Associates continued

The following table shows summarized financial information on this associate which management considers immaterial. The information given represents the Penguin Random House’s interest.

Summarized Financial Information on the Immaterial Associate

in € millions	2016	2015	2014
Earnings after taxes from continuing operations	—	(1)	—
Other comprehensive income	5	(8)	—
Total comprehensive income	5	(9)	—

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

13 Other Financial Assets

in € millions	12/31/2016	12/31/2015	12/31/2014
Current
Securities and financial assets	—	—	1
Derivative financial instruments	3	5	4

	3	5	5

Non-current
Investments in affiliates	—	1	1
Other investments	2	2	2
Securities and financial assets	5	4	1

	7	7	4

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Information on impairment is presented in note 24 “Additional Disclosures on Financial Instruments.”

At the end of the financial years 2016, 2015 and 2014, no financial assets have been provided as collateral for liabilities, no material financial assets were pledged with restrictions on disposal and no financial assets were provided as security for contingent liabilities to third parties.

14 Inventories

in € millions	12/31/2016	12/31/2015	12/31/2014
Raw materials and supplies	15	18	18
Work in progress	52	63	52
Finished goods and merchandise	195	220	211
Advance payments	1	—	1

	263	301	282

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

14 Inventories continued

In the financial year 2016, write-downs on inventories were recognized in the amount of €-13 million (2015: €-18 million; 2014: €-16 million). At the end of the financial years 2016, 2015 and 2014, no inventories have been pledged as collateral for liabilities.

15 Trade Receivables and Other Receivables

in € millions	12/31/2016	12/31/2015	12/31/2014
Non-current
Trade receivables	—	1	2
Other receivables	5	5	—
Current
Trade receivables	718	691	610
Other receivables	16	39	73

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Information on impairment and the analysis of maturities is presented in note 24 “Additional Disclosures on Financial Instruments.”

16 Other Non-Financial Assets

in € millions	12/31/2016	12/31/2015	12/31/2014
Non-current
Other non-financial assets	295	315	300
Current
Other non-financial assets	452	412	350
Advance payments	412	373	320
Other tax receivables	10	9	9
Deferred items	29	29	20
Sundry non-financial assets	1	1	1

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

The non-current other non-financial assets in the amount of €283 million (2015: €303 million; 2014: €300 million) relate to advance payments for published or unpublished book titles. If a book title is expected to be published within the next twelve months, advance payments on it are considered current. Advances on book titles are initially capitalized within other non-financial assets when the advance is paid and subsequently expensed in the income statement position “Royalties” as related revenues are earned or when future recovery is not probable to adjust the advance to its net realizable value. The realizable value of royalty advances relies on a degree of management judgement in determining the profitability of individual author contracts. If the carrying amount is higher than the estimated realizable value of author contracts, these excess amounts will be written-off in the income statement position “Allowances on receivables and non-financial assets.” The recoverability of royalty advances is based upon a detailed management review of the age of the advance, the future sales projections for new authors and prior sales history of repeat authors.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

17 Cash and Cash Equivalents

in € millions	12/31/2016	12/31/2015	12/31/2014
Cash	310	292	357
Other securities < 3 months	2	2	—

	312	294	357

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

At the end of the financial years 2016, 2015 and 2014, no cash and cash equivalents were used as collateral for liabilities and no cash and cash equivalents were pledged with restrictions on disposal.

18 Equity

The equity includes the combined equity, membership capital and combined retained earnings including share capital and share premiums attributable to the Penguin Random House Limited, in London, United Kingdom, LLC membership capital attributable to Penguin Random House LLC in the United States and the undistributed prior year net profits of those companies included in the Combined Financial Statements. Cumulated other comprehensive income includes remeasurement effects of defined benefit pension plans (actuarial gains and losses on the defined benefit obligation, differences between actual investment returns and the return implied by the net interest cost on the plan assets, and effects of the asset ceiling) and cumulated other comprehensive income.

The change in other comprehensive income after taxes is derived as follows:

Changes to Components of Other Comprehensive Income After Taxes

in € millions	2016
	Before-tax amount	Taxes	Net-of-tax amount	thereof of Penguin Random House shareholders	thereof of non- controlling interests
Items that will not be reclassified subsequently to profit or loss
Remeasurement effects on defined benefit plans	(26)	5	(21)	(21)	0
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	—	—
Items that will be reclassified subsequently to profit or loss when specific conditions are met
Currency translation differences	(19)	—	(19)	(18)	(1)
Cash flow hedges	(1)	—	(1)	(1)	—
Share of other comprehensive income of investments accounted for using the equity method	11	—	11	11	—

Other comprehensive income net of tax	(35)	5	(30)	(29)	(1)

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

18 Equity continued

Changes to Components of Other Comprehensive Income After Taxes continued

in € millions	2015
	Before-tax amount	Taxes	Net-of-tax amount	thereof of Penguin Random House shareholders	thereof of non- controlling interests
Items that will not be reclassified subsequently to profit or loss
Remeasurement effects on defined benefit plans	30	(7)	23	23	—
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	—	—
Items that will be reclassified subsequently to profit or loss when specific conditions are met
Currency translation differences	161	—	161	161	—
Cash flow hedges	2	—	2	2	—
Share of other comprehensive income of investments accounted for using the equity method	(6)	—	(6)	(6)	—

Other comprehensive income net of tax	187	(7)	180	180	—

in € millions	2014
	Before-tax amount	Taxes	Net-of-tax amount	thereof of Penguin Random House shareholders	thereof of non- controlling interests
Items that will not be reclassified subsequently to profit or loss
Remeasurement effects on defined benefit plans	(28)	6	(22)	(22)	—
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	—	—
Items that will be reclassified subsequently to profit or loss when specific conditions are met
Currency translation differences	189	—	189	188	1
Cash flow hedges	—	—	—	—	—
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	—	—
Other comprehensive income net of tax	161	6	167	166	1

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

In the financial year 2016, changes in the fair value of previous year hedging relationships relating to cash flow hedges amounted to €-1 million (2015: €0 million; 2014: €0 million). New hedging relationships were immaterial in the reporting period (2015 €2 million; 2014: €0 million). As in the previous years, in the financial year 2016, an immaterial amount relating to other comprehensive income was reclassified to the income statement. These are amounts before tax.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

19 Provisions for Pensions and Similar Obligations

in € millions	12/31/2016	12/31/2015	12/31/2014
Defined benefit obligation	46	25	46
Obligations similar to pensions	1	1	1

	47	26	47

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Penguin Random House operates various pension plans for current and former employees and their surviving dependents mainly in the United Kingdom, the United States and Canada. The model of such plans varies according to the legal, fiscal and economic environment of the country concerned. These company pension plans include both defined contribution and defined benefit plans.

In the case of defined contribution plans, the company makes payments into an external pension fund or another welfare fund through a statutory, contractual or voluntary model. The company has no obligation to provide further benefits once it has made these payments, so no provisions are recognized. Expenses for defined contribution plans in the amount of €26 million were recognized in the financial year 2016 (2015: €24 million; 2014: €19 million). The contributions paid by employer to state pension plans amount to €36 million (2015: €37 million; 2014: €32 million) in the financial year 2016.

All other pension plans are defined benefit plans. The US and Canadian companies’ obligations for healthcare costs for employees after they retire (medical care plans) are also defined benefit obligations and are included in the provisions on the balance sheet. For all of the retirement benefit plans, a distinction must be made as to whether these are financed through an external investment fund or not.

Net Defined Benefit Liability Recognized in the Balance Sheet

in € millions	12/31/2016	12/31/2015	12/31/2014
Present value of defined benefit obligation of unfunded plans	21	21	20
Present value of defined benefit obligation of funded plans	440	404	397

Total present value of defined benefit obligation	461	425	417

Fair value of plan assets	(426)	(411)	(371)

Net defined benefit liability recognized in the balance sheet	35	14	46

thereof provisions for pensions	46	25	46
thereof other assets	11	11	—

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

As in the previous years, in the financial year 2016, the asset ceiling prescribed by IAS 19.64 did not impact other comprehensive income. The other assets are disclosed under non-current non-financial assets.

Provisions are recognized for these defined benefit plans. These are mostly final salary plans.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

19 Provisions for Pensions and Similar Obligations continued

Defined Benefit Plans

in € millions	12/31/2016	12/31/2015	12/31/2014
Final salary plans	378	348	348
Career average plans	15	13	13
Other commitments given	50	45	38
Medical care plans United States	8	9	9
Medical care plans Canada	10	10	9

Present value of defined benefit obligation	461	425	417

thereof capital commitments	—	—	—

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

The obligations and plan assets available for the existing pension plans are, in some cases, exposed to demographic, economic and legal risks. The demographic risks are primarily the longevity risk for pensioners. Economic risks include, in this respect, mostly unforeseeable developments on the capital markets and the associated impacts on plan assets and pension obligations. Legal risks can result from restrictions to investments and minimum funding requirements.

The plans in the United Kingdom are subject to the “Pensions Act 2004,” which includes reviewing the full financing of the pension plan from an actuarial perspective every three years with annual monitoring and, if necessary, eliminating any deficits that may have arisen by means of further additions to plan assets. There are no other material regulatory conditions over and above the minimum funding regulations in the United States and United Kingdom.

The provisions are determined using actuarial formulas in accordance with IAS 19. The amount of provisions depends on employees’ length of service with the company and their pensionable salary. Provisions are computed using the projected unit credit method, in which the benefit entitlement earned is allocated to each year of service, thus assuming an increasing cost of service in comparison to the entry age normal method. When identifying the present value of the pension obligation, the underlying interest rate is of material importance. For Penguin Random House, this is based on the “Mercer Yield Curve Approach.” With this approach, separate spot rate yield curves are created for the United Kingdom, the United States and Canada on the basis of high-quality corporate bonds. In order to appropriately present the time value of money in accordance with IAS 19.84, the basis does not consider either spikes for which the risk estimate may be substantially higher or lower or bonds with embedded options that distort interest rates.

Further significant actuarial assumptions are assumed as follows:

Actuarial Assumptions

	12/31/2016
	United States	United Kingdom	Other
Discount rate	4.51%	2.60%	4.01%
Rate of salary increase	n/a	2.97%	3.02%
Rate of pension increase	n/a	3.12%	n/a

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

19 Provisions for Pensions and Similar Obligations continued

Actuarial Assumptions continued

	12/31/2015
	United States	United Kingdom	Other
Discount rate	4.52%	3.90%	4.12%
Rate of salary increase	n/a	3.15%	3.02%
Rate of pension increase	n/a	2.10%	n/a

	12/31/2014
	United States	United Kingdom	Other
Discount rate	4.20%	3.70%	4.12%
Rate of salary increase	n/a	3.68%	3.03%
Rate of pension increase	n/a	2.05%	n/a

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

An increase or decrease in the assumptions set out above compared to the assumptions actually applied would have had the following effects on the defined benefit obligation as of December 31, 2016:

Effect of Actuarial Assumptions

in € millions	Increase	Decrease
Effect of 0.5 percentage point change in discount rate	(41)	49
Effect of 0.5 percentage point change in rate of salary increase	13	(9)
Effect of 0.5 percentage point change in rate of pension increase	22	(19)
Effect of change in average life expectancy by one year	17	(17)

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

In order to determine the sensitivity of the longevity, the mortality rates for all beneficiaries were reduced or increased evenly, so that the life expectancy of a person of a country-specific retirement age increases or decreases by one year.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

19 Provisions for Pensions and Similar Obligations continued

Effect of Actuarial Assumptions continued

Changes in the present value of defined benefit obligations and plan assets in the reporting period were as follows:

Development of the Defined Benefit Plans

	Defined benefit obligation (I)			Fair value of plan assets (II)			Net defined benefit balance (I)-(II)
in € millions	2016	2015	2014	2016	2015	2014	2016	2015	2014
Balance as of 1/1	425	417	294	411	371	271	14	46	23
Current service cost	10	15	13	—	—	—	10	15	13
Interest expenses	15	16	15	—	—	—	15	16	15
Interest income	—	—	—	15	14	14	(15)	(14)	(14)
Past service cost	—	—	(2)	—	—	—	—	—	(2)
Income and expenses for defined benefit plans recognized in the combined income statement	25	31	26	15	14	14	10	17	12
Income/expense on plan assets excluding amounts included in net interest income and net interest expenses	—	—	—	54	(7)	21	(54)	7	(21)
Actuarial gains (-) and losses (+)
– changes in financial assumptions	98	(33)	48	—	—	—	98	(33)	48
– changes in demographic assumptions	(11)	(8)	—	—	—	—	(11)	(8)	—
– experience adjustments	(6)	4	—	—	—	—	(6)	4	—
Remeasurements for defined benefit plans recognized in the combined statement of comprehensive income	81	(37)	48	54	(7)	21	27	(30)	27
Contributions by employer	—	—	—	17	21	19	(17)	(21)	(19)
Contributions to plan assets by employees	2	3	3	3	3	3	(1)	—	—
Pension payments	(14)	(12)	(7)	(14)	(12)	(7)	—	—	—
Currency translation differences	(58)	23	24	(60)	21	21	2	2	3
Other changes	—	—	29	—	—	29	—	—	—
Other reconciling items	(70)	14	49	(54)	33	65	(16)	(19)	(16)

Balance as of 12/31	461	425	417	426	411	371	35	14	46

thereof
United Kingdom	427	392	385	414	401	360	13	(9)	25
United States	8	10	8	—	—	—	8	10	8
Canada	26	23	24	12	10	11	14	13	13

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

19 Provisions for Pensions and Similar Obligations continued

Development of the Defined Benefit Plans continued

Employer contributions to plan assets are expected to amount to €17 million in the next financial year. Of the expenses for defined benefit plans in the amount of €10 million (2015: €17 million; 2014: €12 million), €10 million (2015: €15 million; 2014: €11 million) was recognized under the item “Personnel costs” and an immaterial amount under “Other financial expenses” and “Other financial income” (2015: €2 million; 2014: €1 million). The amount of past service cost and losses from settlements recognized under “Personnel costs” was immaterial (2015: €0 million; 2014: €-2 million).

The expenses are broken down as follows:

Expenses for Defined Benefit Plans

in € millions	2016	2015	2014
Current service cost	10	15	13
Past service cost and impact from settlement	—	—	(2)
Net interest expenses	—	2	1

Net pension expenses	10	17	12

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

The portfolio structure of plan assets is composed as follows:

Portfolio Structure of Plan Assets

in € millions	12/31/2016	12/31/2015	12/31/2014
Equity instruments1)	181	212	183
Debt instruments1)	161	111	98
Other funds	67	64	69
Qualifying insurance policies	4	3	3
Cash and cash equivalents	7	11	8
Real estate	6	6	5
Derivatives	—	3	4
Other	—	1	1

Fair value of plan assets	426	411	371

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

1) For almost all equity and debt instruments, market prices are listed on an active market.

All plan assets are used exclusively for the fulfillment of benefit obligations. In order to avoid a concentration of risk, plan assets are invested in various classes of investments.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

19 Provisions for Pensions and Similar Obligations continued

Portfolio Structure of Plan Assets continued

The weighted average duration of the pension obligations as of December 31, 2016, was 20 years (2015: 21 years; 2014: 21 years). The maturity profile of the anticipated non-discounted pension payments is presented in the following table:

Maturity Profile of Pension Payments

in € millions	2016
Expected maturities
Less than 1 year	11
1 to less than 2 years	10
2 to less than 3 years	10
3 to less than 4 years	12
4 to less than 5 years	12
5 to less than 10 years	72

Obligations similar to pensions relate to severance payments at retirement in the amount of €1 million (2015: €1 million; 2014: €1 million). Provisions for severance payments at retirement are recognized in the same way as defined benefit plans, but with actuarial gains and losses recognized in profit or loss.

20 Other Provisions

	1/1/2016		Additions	Reversal	Usage	Other effects	Change of consolidation scope	Accrued interest	12/31/2016
in € millions		of which > 1 year								of which > 1 year
Restructuring	4	2	1	—	(5)	—	—	—	—	—
Onerous contracts	2	—	25	—	—	1	—	—	28	26
Litigation	3	—	1	(1)	—	—	—	—	3	—
Sales and distribution	4	—	1	—	(1)	—	—	—	4	—
Other employee benefits	6	—	2	—	(1)	—	—	—	7	—
Other	4	1	1	(1)	—	(2)	—	—	2	1

	23	3	31	(2)	(7)	(1)	—	—	44	27

	1/1/2015		Additions	Reversal	Usage	Other effects	Change of consolidation scope	Accrued interest	12/31/2015
in € millions		of which > 1 year								of which > 1 year
Restructuring	21	4	2	—	(21)	2	—	—	4	2
Onerous contracts	2	—	1	—	(1)	—	—	—	2	—
Litigation	4	1	1	(1)	—	(1)	—	—	3	—
Sales and distribution	3	—	1	(1)	—	1	—	—	4	—
Other employee benefits	6	—	3	(2)	(1)	—	—	—	6	—
Other	5	2	2	(4)	—	1	—	—	4	1

	41	7	10	(8)	(23)	3	—	—	23	3

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

20 Other Provisions continued

	1/1/2014		Additions	Reversal	Usage	Other effects	Change of consolidation scope	Accrued interest	12/31/2014
in € millions		of which > 1 year								of which > 1 year
Restructuring	4	2	22	—	(8)	3	—	—	21	4
Onerous contracts	3	1	1	—	(2)	—	—	—	2	—
Litigation	3	—	2	(1)	—	—	—	—	4	1
Sales and distribution	3	—	—	—	—	—	—	—	3	—
Other employee benefits	4	—	2	—	(1)	1	—	—	6	—
Other	3	—	2	(2)	—	1	1	—	5	2

	20	3	29	(3)	(11)	5	1	—	41	7

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

In August 2016, Penguin Random House signed a new lease contract for its offices at 1745 Broadway, New York, United States. The new contracts comprise additional floors and therefore give the opportunity to consolidate from three locations into one. The new lease starts on July 1, 2018, with an eight month rent-free period, and the lease term lasts until June 2033. The leases for the abandoned two locations expire both in March 2025. Under consideration of possible subleases, the consolidation of the three locations to one gives rise to an onerous lease provision of € 26 million at the end of the reporting period.

21 Financial Debt

Carrying amounts of financial debt are calculated as follows:

Current and Non-Current Financial Debt

	Current			Non-current
	12/31/2016	12/31/2015	12/31/2014	Remaining term in years		12/31/2016	12/31/2015	12/31/2014
in € millions				1 to 5 years	> 5 years
Liabilities to banks	21	12	26	—	—	—	1	—
Lease liabilities	—	1	1	1	—	1	2	4
Other financial debt	82	135	149	—	—	—	—	2

	103	148	176	1	—	1	3	6

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

At initial recognition within the scope of IAS 39, the non-current financial debt is recognized at fair value including transaction costs, and the subsequent measurement is based on amortized cost using the effective interest method. Foreign currency liabilities are translated using the exchange rate at the end of the reporting period. In the financial year 2013, Penguin Random House entered into a Revolving Credit Agreement with Bertelsmann SE & Co. KGaA and Pearson plc. Under this shareholder loan agreement, the Group has access to a revolving facility of up to US$250 million. This facility is valid until July 1, 2018. The interest rates for loans under the revolving facility are applicable LIBOR plus a margin of 2.00 percent per year. The loan drawdown is in either US dollar or British pound. As of December 31, 2016, the loan amounted to € 82 million (2015: € 135 million; 2014: € 148 million), which is included in position “Other financial debt.”

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

21 Financial Debt continued

Current and Non-Current Financial Debt continued

In the position “Liabilities to banks” the amount of € 2 million (2015: € 2 million, 2014: € 2 million) relates to the supply-chain financing arrangements (reverse factoring). The substance and nature of such arrangements, involving the provision of finance linked to the supply of goods or services, lead to the reclassification of the original liability presented as a trade payable to the debt liability.

Financial debt is generally unsecured.

22 Liabilities

in € millions	12/31/2016	12/31/2015	12/31/2014
Non-current
Payables from royalties	114	126	123
Other financial payables	—	1	2
Other non-financial liabilities	32	38	25
Current
Trade payables	378	424	397
Payables from royalties	458	482	473
Other financial payables	80	77	122
Tax liabilities	2	3	3
Social security liabilities	6	6	6
Personnel-related liabilities	111	113	92
Received advance payments	—	—	—
Deferred items	21	14	35
Sundry non-financial liabilities	5	5	5
Other non-financial liabilities	145	141	141

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

23 Off-Balance-Sheet Liabilities

Contingent Liabilities and Other Commitments

in € millions	12/31/2016	12/31/2015	12/31/2014
Rental and lease commitments	685	466	494
Other commitments	738	733	745

	1,423	1,199	1,239

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

The total amount of other commitments represents the portion of obligations to authors for which no payments have yet been made, where future payments are contingent upon other events (such as delivery and acceptance of manuscripts). At the end of the financial years 2016, 2015 and 2014, Penguin Random House had no commitments for the acquisition of property, plant and equipment.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

23 Off-Balance-Sheet Liabilities continued

Contingent Liabilities and Other Commitments continued

The following minimum lease payments exist from all long-term rental commitments classified as operating leases:

Minimum Lease Payments for Operating Leases

in € millions	12/31/2016	12/31/2015	12/31/2014
Nominal amount
Up to 1 year	65	70	66
1 to 5 years	228	251	243
Over 5 years	392	145	185
	685	466	494

Present value	548	412	431

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

These commitments largely concern tenancy. They are partially offset by expected minimum lease payments from subleases with a nominal value of €18 million (2015: €29 million; 2014: €36 million). The net present values calculated considering country-specific interest rates show all of the net payments required to settle the obligation.

In August 2016, Penguin Random House has signed a new lease contract for its offices at 1745 Broadway, New York/United States. The new contracts comprise additional floors and therefore give the opportunity to consolidate from three locations into one. The new lease starts July 1, 2018, with an eight-month rent-free period, and the lease term lasts until June 2033.

24 Additional Disclosures on Financial Instruments

Maturity Analysis of Selected Financial Assets

in € millions	Neither impaired nor past due on the reporting date	Not individually impaired as of the reporting date and past due by:					Gross value of accounts receivable individually impaired
		< 1 month	1 to 3 months	3 to 6 months	6 to 12 months	> 12 months

Trade receivables 12/31/2016	681	24	7	4	1	2	70
Trade receivables 12/31/2015	518	176	6	6	1	2	92
Trade receivables 12/31/2014	559	42	14	7	2	4	91

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

Reconciliation of Changes in Impairment in accordance with IFRS 7

in € millions	Balance as of 1/1	Additions	Usage	Reversal	Change of consolidation scope	Exchange rate effect	Balance as of 12/31
Trade receivables 12/31/2016	(109)	(17)	6	47	—	2	(71)
Trade receivables 12/31/2015	(107)	(26)	4	35	(7)	(8)	(109)
Trade receivables 12/31/2014	(89)	(10)	3	4	(5)	(10)	(107)

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Default risks arising from trade receivables from major customers are partially mitigated through credit collateralization. Penguin Random House has obtained credit collateralization in the amount of €441 million (2015: €402 million) for these receivables. In the financial year 2014, credit collateralization in the amount of €332 million was in place for receivables of more than €5 million. The carrying amount of all receivables, loans and securities constitutes Penguin Random House’s maximum default risk

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

Reconciliation of Changes in Impairment in accordance with IFRS 7 continued

The following table presents the remaining contractual maturity of the financial liabilities. The figures are based on undiscounted cash flows at the earliest date at which Penguin Random House can be held liable for payment.

Contractual Maturity Analysis of Financial Liabilities

	Carrying amount	Undiscounted cash flows
in € millions		Up to 1 year	1 to 5 years	Over 5 years	Total
Liabilities to banks	21	21	—	—	21
Lease liabilities	1	—	1	—	1
Other financial debt	82	82	—	—	82
Trade payables	378	378	—	—	378
Payables from royalties	572	458	106	8	572
Derivative financial instruments	3	3	—	—	3
Other financial payables	77	77	—	—	77
Balance as of 12/31/2016	1,134	1,019	107	8	1,134
Liabilities to banks	13	12	1	—	13
Lease liabilities	3	1	2	—	3
Other financial debt	135	135	—	—	135
Trade payables	424	424	—	—	424
Payables from royalties	608	482	123	3	608
Derivative financial instruments	3	3	—	—	3
Other financial payables	75	74	1	—	75
Balance as of 12/31/2015	1,261	1,131	127	3	1,261
Liabilities to banks	26	26	—	—	26
Lease liabilities	5	1	4	—	5
Other financial debt	151	149	2	—	151
Trade payables	397	397	—	—	397
Payables from royalties	596	473	118	5	596
Derivative financial instruments	3	3	—	—	3
Other financial payables	121	119	2	—	121
Balance as of 12/31/2014	1,299	1,168	126	5	1,299

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Cash outflows from financial obligations include payments of principal and interest. Current cash outflows from financial obligations are offset by planned cash inflows from receivables and other financial assets. To cover current cash flows, Penguin Random House also has adequate financial reserves in the amount of the cash and cash equivalents and unutilized credit facilities in place at the end of the reporting period.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

Contractual Maturity Analysis of Financial Liabilities continued

The following table presents the remaining terms of the contractual amounts to be exchanged in a derivative financial instrument for which gross cash flows are exchanged:

Liabilities from Derivatives with Gross Settlement

	Remaining term of liabilities
in € millions	Up to 1 year	1 to 5 years	Over 5 years
Cash outflow	(69)	—	—
Cash inflow	66	—	—

Balance as of 12/31/2016	(3)	—	—

Cash outflow	(191)	—	—
Cash inflow	194	—	—

Balance as of 12/31/2015	3	—	—

Cash outflow	(112)	—	—
Cash inflow	113	—	—

Balance as of 12/31/2014	1	—	—

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Carrying Amounts and Measurement Methods by Measurement Category

Assets

in € millions	Category according to IAS 39 and measurement	12/31/2016	12/31/2015	12/31/2014
Investments in affiliates	Available-for-sale; at cost	—	1	1
Other investments	Available-for-sale; at cost	2	2	2
Securities and financial assets	Available-for-sale; at cost	—	—	1
Securities and financial assets	Financial assets initially recognized at fair value through profit or loss	5	4	1
Derivative financial instruments	Financial assets held for trading; fair value recognized in profit or loss	2	3	4
Derivative financial instruments	Derivatives with hedge relation	1	2	—
Trade receivables	Loans and receivables; at amortized cost	718	692	612
Other receivables	Loans and receivables; at amortized cost	21	44	73
Cash	Loans and receivables; at amortized cost	310	292	357

Other securities < 3 months	Loans and receivables; at amortized cost	2	2	—

		1,061	1,042	1,051

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Investments in affiliates and other investments that are classified as available-for-sale within financial assets are measured at cost as they do not have a quoted price on an active market and a reliable estimate of the fair value is

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

Carrying Amounts and Measurement Methods by Measurement Category continued

not possible. No plan has been made to sell significant holdings of the other available-for-sale investments in the near future. For all other financial assets and financial liabilities, their carrying amount represents a reasonable approximation of fair value.

The fair value measurements of Group’s financial assets are categorized within level 2 of the fair value hierarchy. The different levels have been defined as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets

Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset, either directly (i.e., prices) or indirectly (i.e., derived from prices) and

Level 3 – inputs for the asset that are not based on observable market dates (unobservable inputs).

Equity and Liabilities

in € millions	Category according to IAS 39 and measurement	12/31/2016	12/31/2015	12/31/2014
Liabilities to banks	Financial liabilities; at amortized cost	21	13	26
Lease liabilities	Payables out of scope of IAS 39	1	3	5
Other financial debt	Financial liabilities; at amortized cost	82	135	151
Trade payables	Financial liabilities; at amortized cost	378	424	397
Payables from royalties	Financial liabilities; at amortized cost	572	608	596
Derivative financial instruments	Financial liabilities held for trading; fair value recognized in profit or loss	3	3	3
Other financial payables	Financial liabilities; at amortized cost	77	73	120
Other financial payables	Financial liabilities initially recognized at fair value through profit or loss	—	2	1

		1,134	1,261	1,299

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Currently Penguin Random House measures derivative financial instruments and obligations to pay contingent consideration at fair value. For measuring the fair value of unlisted derivatives, Penguin Random House uses various financial methods reflecting the prevailing market conditions and risks at the respective balance sheet dates. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. As all significant inputs required to estimate fair value of derivatives are observable, the instruments are included in level 2 of the fair value hierarchy. Irrespective of the type of financial instrument, future cash flows are discounted at the end of the reporting period based on the respective market interest rates and interest rate structure curves at the end of the reporting period. The fair value of forward exchange transactions is calculated using the average spot prices at the end of the reporting period and taking into account forward markdowns and markups for the remaining term of the transactions.

For contingent consideration financial liabilities no observable market data is available, therefore measuring fair values is based primarily on cash flow-based valuation techniques and on the significant unobservable inputs (e.g., forecast revenue growth rates or market multiples). Due to the significant unobservable inputs, these financial liabilities are classified within level 3 of the fair value hierarchy.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

Equity and Liabilities continued

The valuation of financial assets and financial liabilities according to level 2 and level 3 requires management to make certain assumptions about the model inputs including cash flows, discount rate and credit risk. In the financial year 2016, no reclassifications were performed between levels 2 and 3.

The net result from financial instruments includes mainly the following items all recognized in profit and loss: exchange rate effects on loans and receivables as well as financial liabilities at amortized cost in the amount of €16 million (2015: €-11 million; 2014: €-10 million), impairment losses on trade receivables in the amount of €30 million (2015: €9 million; 2014: €-6 million) and net losses on financial instruments categorized as held for trading in amount of €-12 million (net gains in 2015: €5 million; net gains in 2014: €6 million).

The requirements for offsetting the financial instruments reported on the balance sheet are not met so that no material offsetting was carried out as of December 31, 2016, 2015 and 2014.

Accounting of Derivative Financial Instruments and Hedges

All derivatives are recognized at their fair value. When a contract involving a derivative is entered into, it is determined whether that contract is intended to serve as a fair value hedge or as a cash flow hedge. Some derivatives, however, do not meet the requirements for recognition as hedges, even though they function as such in financial terms.

Penguin Random House documents all relationships between hedging instruments and hedged items and its risk management objectives and strategies in connection with the various hedges. This method includes linking all derivatives used for hedging purposes to the underlying assets, liabilities, firm commitments and forecasted transactions. Furthermore, Penguin Random House assesses and documents the degree to which changes in the fair values or cash flows of hedged items are effectively offset by changes in the corresponding hedging instruments, both when the hedges are initiated and on an ongoing basis.

Financial Derivatives

Penguin Random House uses standard market financial derivatives, unlisted (OTC) instruments. These include, in particular, forward agreements and currency swaps. Transactions are entered into solely with Bertelsmann Group Treasury or banks with a high credit rating. In general, the transactions with banks are only performed with banks approved by the Chief Financial Officer. The nominal volume is the total of all underlying buying and selling amounts of the respective transactions.

The majority of the financial derivatives at the end of the reporting period are used to hedge currency risks from operating business against exchange rate risks from intercompany financing activities (2016: 67 percent; 2015: 56 percent; 2014: 25 percent). A total of €66 million (2015: €92 million; 2014: €102 million) (2016: 33 percent; 2015: 44 percent; 2014: 75 percent) is due to financial derivatives used to hedge against exchange rate risks from intercompany financing activities as of the end of the reporting period. No financial derivatives were purchased for speculative purposes.

The maturity bands correspond to the remaining maturities of the financial derivatives.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

Nominal Amounts of Financial Derivatives

	Nominal volume as of 12/31/2016				Nominal volume as of 12/31/2015				Nominal volume as of 12/31/2014
in € millions	< 1 year	1 to 5 years	> 5 years	Total	< 1 year	1 to 5 years	> 5 years	Total	< 1 year	1 to 5 years	> 5 years	Total
Currency derivatives
Forward contracts and currency swaps	176	23	—	199	180	29	—	209	135	1	—	136

	176	23	—	199	180	29	—	209	135	1	—	136

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Fair Values of Financial Derivatives

	Nominal volume			Fair value
in € millions	12/31/2016	12/31/2015	12/31/2014	12/31/2016	12/31/2015	12/31/2014
Currency derivatives
Forward contracts and currency swaps	199	209	136	—	2	1
	199	209	136	—	2	1

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Fair values are netted. Further details are presented in the following table „Derivative Financial Instruments.”

Some of the derivatives are recognized as hedging instruments in connection with cash flow hedges. The effective portion of changes in the fair value of cash flow hedges is recognized in other comprehensive income until the effects of the hedged underlying transaction affect profit or loss. The portion remaining in other comprehensive income at December 31, 2016, will thus mainly impact the income statement in the financial years 2017 through 2018. There is an immaterial ineffective portion of the cash flow hedges in the financial year 2016 and no ineffective portion of the cash flow hedges in the financial years 2015 and 2014.

The following table provides an overview of the carrying amounts of the Penguin Random House’s derivative financial instruments, which correspond to their fair values. A distinction is made between derivatives that are included in an effective hedging relationship in accordance with IAS 39 and those that are not.

Derivative Financial Instruments

in € millions	Carrying amount as of 12/31/2016	Carrying amount as of 12/31/2015	Carrying amount as of 12/31/2014
Assets
Forward contracts and currency swaps	3	5	4
Without hedge relation	2	3	4
In connection with cash flow hedges	1	2	—
Equity and liabilities
Forward contracts and currency swaps	3	3	3
Without hedge relation	3	3	3
In connection with cash flow hedges	—	—	—

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

Financial Instruments

Penguin Random House is part of the Bertelsmann Group. Therefore, Penguin Random House is generally included in the financial risk policy and procedures of Bertelsmann. The principles of these financial risk policy are described below.

Financial Risk Management

Penguin Random House is exposed to various forms of financial risk through its international business operations. Above all, this includes the effects of exchange and interest rate movements. Penguin Random House’s risk management activities are designed to effectively mitigate these risks.

The Executive Board of Penguin Random House establishes basic risk management policy, outlining general procedures for hedging currency and interest rate risk and the utilization of derivative financial instruments. The Bertelsmann Group Treasury advises subsidiaries on operating risk and hedges risks using derivative financial instruments as necessary. However, subsidiaries are not obliged to use the services provided by this department for their operating risks.

Exchange Rate Risk

Penguin Random House is exposed to an exchange rate risk in various currencies. Its subsidiaries are advised, but not obliged, to hedge themselves against exchange rate risks in the local reporting currency by signing forward agreements with banks that have a high credit rating. Loans within Penguin Random House that are subject to exchange rate risk are hedged using derivatives.

Interest Rate Risk

Penguin Random House’s interest rate risk arises primarily from loans payable, financing agreements with Bertelsmann SE & Co. KGaA and Pearson plc and from cash and cash equivalents. In 2013, the Group entered into a Revolving Credit Agreement with Bertelsmann SE & Co. KGaA and Pearson plc. Under this shareholder loan agreement, the Group has access to a revolving facility of up to US$250 million.

This facility is valid until July 1, 2018. The interest rates for loans under the revolving facility are LIBOR plus a margin of 2.00 percent per year.

Liquidity Risk

Liquidity risks may arise through a lack of rollover financing (liquidity risk in a narrower sense), delayed receipt of payment and unforeseen expenditure (budgeting risk). Budgeting risk is determined by comparing deviations in actual spending with budget and reserve amounts. In a narrower sense, liquidity risk depends on the volume of debt due within a given period.

Counterparty Risk

Penguin Random House is exposed to default risks in the amount of the invested cash and cash equivalents and the positive fair value of the derivatives in its portfolio. Transactions involving money market securities and

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

Counterparty Risk continued

other financial instruments are exclusively conducted with Bertelsmann Group Treasury or a defined group of banks with a high credit rating. Penguin Random House has obtained credit collateralization in the amount of € 441 million (2015: € 402 million) for these receivables. In the financial year 2014, credit collateralization in the amount of € 332 million was in place for receivables of more than € 5 million.

Capital Management

The capital management of Penguin Random House is embedded in the financial management of the Bertelsmann Group. considering the shareholder agreements between Bertelsmann SE & Co. KGaA and Pearson pic. Within this framework Penguin Random House considers the legal requirements regarding equity and liquidity needs.

Interest Rate and Exchange Rate Sensitivity

For the analysis of interest rate risk, a distinction is made between cash flow and present value risks. Financial debt, cash and cash equivalents are subject to a greater degree of cash flow risk, as changes in market interest rates impact the Group’s interest result almost immediately. In contrast, medium- and long-term interest rate agreements are subject to a greater degree of present value risk. The accounting treatment of present value risks depends on the respective financial instrument or a hedging relationship documented in conjunction with a derivative (micro-hedge).

Upon initial recognition, originated financial debt is measured at fair value less transaction costs. Subsequent measurement is based on amortized cost. Changes in fair value are limited to opportunity effects, as changes in interest rates have no effect on the balance sheet or the income statement. The recognition of originated financial debt at fair value is only permitted for transactions for which a micro-hedge is documented in accordance with IAS 39 in conjunction with the conclusion of an interest rate or exchange rate hedge transaction involving derivatives. In this case changes in the fair value of the respective items are recognized in the income statement in order to substantially balance out the offsetting effects of the fair value measurement of the related derivatives.

For derivative financial instruments, the effects of changes in interest rates are recognized in the income statement. In the case of documented hedging relationships (cash flow hedges), however, these effects are taken directly to equity.

The cash flow or present value risks existing at the end of the reporting periods are analyzed using a sensitivity calculation as an after-tax observation. A parallel shift in the interest rate curve of +/-1 percent is assumed for all major currencies. The analysis is performed on the basis of financial debt, cash and cash equivalents and derivatives at the end of the reporting period. The results are shown in the following table:

Sensitivity Analysis of Cash Flow and Present Value Risks

	12/31/2016		12/31/2015		12/31/2014
in € millions	Shift +1%	Shift (1)%	Shift +1%	Shift (1)%	Shift +1%	Shift (1)%
Cash flow risks (income statement)	1	(1)	1	(1)	1	(1)
Present value risks (income statement)	—	—	—	—	—	—
Present value risks (equity)	—	—	—	—	—	—

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

Sensitivity Analysis of Cash Flow and Present Value Risks continued

The analysis of exchange rate sensitivity includes the Group’s financial debt and operating transactions at the end of the reporting period and the hedging relationships entered into (forward agreements and options) The calculation is performed for the unsecured net exposure on the basis of an assumed 10 percent write-up of the euro versus all foreign currencies and is presented after tax. A uniform devaluation of foreign currencies would have resulted in a change in the carrying amount recognized in profit or loss of €-3 million (2015: €-6 million; 2014: €3 million) Thereof, €-4 million (2015: €-6 million; 2014: €2 million) relates to fluctuations in the US dollar exchange rate with a net exposure of US$63 million (2015: US$88 million; 2014: US$-43 million). If there had been a uniform increase in the value of foreign currencies, this would have led to opposite changes in these amounts for Penguin Random House.

25 Cash Flow Statement

Penguin Random House’s combined cash flow statement has been prepared in accordance with IAS 7 and is used to evaluate its ability to generate cash and cash equivalents. Cash flows are divided into those relating to operating activities, investing activities and financing activities. Cash flows from operating activities are presented using the indirect method, whereby EBIT is adjusted for the effects of a non-cash nature, any deferrals or accruals of past or future operating receipts or payments as well as items of income or expenses associated with investing cash flows. In addition, cash flows arising from income taxes are classified as cash flows from operating activities as well as other cash flows that are neither investing nor financing. Contributions to pension plans are a cash outflow reported as a separate item in the cash flow from operating activities. The change in provisions for pensions and similar obligations represents the balance of personal expenses for pensions and similar obligations and company payments for these obligations (further explanations are presented in note 19 “Provisions for Pensions and Similar Obligations”).

The management of Penguin Random House utilizes indicators that include operating EBITDA and is thus before interest and taxes as well as depreciation, amortization and impairment and special items. Operating results and the resulting cash flow from operating activities should therefore be consistent and comparable. Accordingly, the net balance of interest paid and interest received in the financial year is shown in the cash flow statement as part of financing activities.

Cash flows from investing activities are determined directly in accordance with IAS 7. Investing activities include payments for fixed assets and purchase price payments for consolidated investments acquired as well as proceeds from the disposal of non-current assets and participations. Further explanations concerning acquisitions made in the financial year are presented in the “Acquisitions and Disposals” section. Disposals in the financial year are also presented separately in that section. No financial debt was assumed in the financial years 2016 and 2015 (2014: €2 million).

Cash flow from financing activities includes changes in equity, financial debt and dividend payments affecting cash, as well as interest paid and interest received. In the financial year 2015, the item “Change in equity” mainly includes capital contributions for reimbursement of payments made by Penguin Random House for liabilities relating to periods before Penguin Random House’s formation (further information is presented in note 26 “Related Party Disclosures”). The item “Proceeds from/redemption of other financial debt” includes receipts in the amount of €188 million (2015: €283 million; 2014: €122 million) and payments in the amount of €-231 million 2015: €-312 million; 2014: €-142 million).

The combined cash flow statement includes the effects of changes in foreign currencies and changes in the scope of consolidation. Items in the combined cash flow statement thus cannot be compared to changes in items disclosed on the combined balance sheet.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

26 Related Party Disclosures

For Penguin Random House, related parties as defined in IAS 24 are those persons and entities that control or exercise a significant influence over Penguin Random House, as well as those persons and entities controlled or jointly controlled by Penguin Random House, or over which it exercises a significant influence. Accordingly, all legal entities controlled or jointly controlled by the ultimate parent company of Penguin Random House preparing consolidated financial statements for public use Bertelsmann SE & Co. KGaA, or over which it exercises a significant influence, all legal entities controlled or jointly controlled by Pearson plc as well as key management personnel of Penguin Random House and all its parents including close members of their families and the companies that are controlled or jointly managed by them, are defined as related parties.

The ultimate parent company of Penguin Random House preparing consolidated financial statements, Bertelsmann SE & Co. KGaA, includes in its consolidated financial statements those of Penguin Random House. Bertelsmann SE & Co. KGaA is a company incorporated under German law whose registered office is established at Carl-Bertelsmann-Strasse 270, D-33311 Gütersloh, Germany. Consolidated financial statements for Bertelsmann SE & Co. KGaA can be obtained at its registered office.

Remuneration for key management personnel includes:

Remuneration for Key Management Personnel

in € millions	2016	2015	2014
Short-term employee benefits	7	6	5
Termination benefits	—	—	—
Post-employment benefits	—	—	—
Other long-term benefits	2	—	—

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

The remuneration shown includes remuneration for activities by the members of the management who have responsibility for planning, directing and controlling and by the members of the Board of directors of both PRH LLC and PRH Limited. Companies of the Bertelsmann Group and the Pearson Group have granted post-employment benefits to the key management personnel of Penguin Random House. The associated expenses amount to €4 million in 2016 (2015: €0 million; 2014: €0 million). At the end of the financial year 2016 the related defined benefit obligation amounts to €7 million (2015: €2 million; 2014: €3 million).

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

26 Related Party Disclosures continued

Remuneration for Key Management Personnel continued

Transactions with subsidiaries included in the scope of consolidation are eliminated and are not further disclosed. In addition to transactions with consolidated subsidiaries, the following transactions with related parties and entities were conducted in the reporting period:

Transactions with Related Parties

in € millions	Parents	Entities with significant influence	Key members of management	Joint ventures	Associates	Other related parties
2016
Goods delivered and services provided	—	—	—	—	—	17
Goods and services received	—	—	—	—	—	(121)
Receivables against	—	—	—	—	—	6
Amounts owed to	3	—	6	—	—	124

2015
Goods delivered and services provided	—	—	—	—	—	18
Goods and services received	—	—	—	—	—	(148)
Receivables against	1	—	—	—	—	5
Amounts owed to	9	—	6	—	—	190

2014
Goods delivered and services provided	—	—	—	—	—	18
Goods and services received	—	—	—	—	—	(167)
Receivables against	28	—	—	—	—	8
Amounts owed to	7	—	5	—	—	241

Information as of December 31, 2015 and 2014 and for the two years ended have not been audited.

Transactions with parent companies contain transactions with PRH Holdings Inc. as well as Bertelsmann UK Ltd. as these entities are the direct parent companies of Penguin Random House. Pearson Publication Inc. and Pearson PRH Holdings Ltd. are entities that have significant influence over Penguin Random House. Transactions with these companies have been disclosed in the column “Entities with significant influence.” Transactions with all other entities of the Bertelsmann group including its subsidiaries, joint ventures and associates as well as transactions with all other entities of the Pearson group including its subsidiaries and joint ventures have been presented as transactions with other related parties.

Goods delivered and services provided to related parties mainly include income from rental services and revenues from selling goods and providing diverse services. Received goods and services from related parties primarily contain expenses for print services, rental and lease expenses and expenses for acquiring goods and receiving sundry services. The outstanding receivables against related parties mainly obtain trade accounts receivable. Trade accounts payable and loans payable from a revolving credit agreement are the main content of the amounts owed to related parties at each balance sheet date.

The shareholders made capital contributions for reimbursement of payments made by Penguin Random House for liabilities relating to periods before Penguin Random House’s formation. In the financial year 2016

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

26 Related Party Disclosures continued

Transactions with Related Parties continued

Bertelsmann UK Ltd. made a capital contribution in the amount of €12 million (2015: €37 million) and Pearson PRH Holdings Ltd. paid less than €1 million (2015: €1 million). The amount of the capital contribution in 2016 includes the reimbursement for deficit pension contributions of €6 million and in 2015 €11 million respectively. In the financial year 2015 Pearson plc contributed additional €3 million on behalf of Pearson Publication Inc. In the financial year 2014, no capital contributions were made.

In 2013 Penguin Random House entered into a revolving credit agreement with Bertelsmann SE & Co. KGaA and Pearson plc. The credit facility limit amounts to a dollar equivalent of US$250 million. Committed borrowings may be denominated in US dollar, British pounds or Euro. This facility is valid until July 1, 2018. The interest rate is defined depending on the used currency. In case of US dollar or British pound denominated loans made or outstanding during any interest period will have applied the LIBOR per annum equal to the applicable Screen Rate for three months on the date of this agreement and each interest payment date thereafter. In case of Euro denominated loans made or outstanding during any interest period will have applied the EURIBOR per annum equal to the applicable Screen Rate for three months on the date of this agreement and each interest payment date thereafter. All loans subject to the above respective interest rate for the interest period in effect plus 2.00 percent to be calculated on the basis of a year of 360 days and actual days elapsed. Within this revolving credit agreement Penguin Random House received loans payable in the amount of €179 million (2015: €253 million; 2014: €385 million) from Bertelsmann SE & Co. KGaA and Pearson plc during the financial year 2016. These loans payable have been repaid in the same period up to a remaining outstanding liability of €82 million at the end of the period (2015: €135 million; 2014: €148 million), which is part of the table concerning the transactions with related parties.

Bertelsmann SE & Co. KGaA and Pearson plc entered into a revolving deposit agreement with Penguin Random House in 2014, valid until July 1, 2018. The currency of the deposit will be in US dollar from Penguin Random House LLC and British pound from Penguin Random House Ltd. and shall be in a principal amount of 10,000,000 units of the relevant currency or multiples thereof. US dollar denominated deposits shall bear interest at a per annum rate equal to the Fed Funds Rate (Federal Reserve Bank of New York) in effect for the interest period of the deposit plus 0.10 percent on a basis year of 360 days. British pound denominated deposits shall bear interest at a per annum rate equal to the Base Rate as administered by the Bank of England for the interest period in effect for the deposit minus 0.10 percent on a basis year of 365 days. Within this revolving deposit agreement Penguin Random House granted loans receivable amounting to €81 million to Bertelsmann SE & Co. KGaA and Pearson plc (2015: €0 million; 2014: €0 million), which were completely settled during the financial year 2016.

In the financial years 2016, 2015 and 2014 no expenses were recognized for bad or doubtful debts due from related parties. Dividends amounting to €168 million were distributed to Bertelsmann parent companies (2015: €218 million; 2014: €133 million). Pearson entities that have significant influence over Penguin Random House received dividends in the amount of €149 million (2015: €192 million; 2014: €119 million). Penguin Random House has obligations to other related parties from operating lease in the amount of €37 million (2015: €52 million; 2014: €58 million). These commitments toward Pearson are related to the lease of a building of Penguin Random House in London. They are partially offset by expected minimum lease payments from sublease with other Bertelsmann companies with a nominal value of €3 million (2015: €5 million; 2014: €6 million).

In the financial year 2016 Bertelsmann SE & Co. KGaA issued an additional lease guarantee for Penguin Random House, as Penguin Random House entered into a new lease for its offices in 1745 Broadway, New York, United States. The new contracts comprise an extension of the lease term of the existing floors for 10 years and

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and Balance Sheet continued

26 Related Party Disclosures continued

Transactions with Related Parties continued

include additional floors and therefore give the opportunity to consolidate from three locations into one. The new lease for the additional floors starts July 1, 2018 with an eight-month rent-free period, and the lease term lasts until June 2033. The lease guarantee totals €824 million (2015: €159 million; 2014: €158 million). No guarantees were entered into for other related parties during the financial years 2016, 2015 and 2014.

As of the end of the financial year 2016, provisions for onerous contracts for other related parties amounted to less than €1 million (2015: less than €1 million; 2014: €1 million).

27 Events After the Reporting Period

Pearson informed Bertelsmann on February 1, 2017, of its intent to sell its shareholding and submitted an exit notice as required by contract. As of this date, the structured process begins during which Bertelsmann and Pearson will initially work together to determine the market value of Penguin Random House. Bertelsmann then has the option to accept, refuse or not to respond to the exit notice. If Bertelsmann does not accept the exit notice, Pearson can require a recapitalization of Penguin Random House with the intent to force dividend distribution.

SIGNATURES

The registrant hereby certifies that it meets the requirements for filing a Form 20-F and that it has caused and authorized the undersigned for sign this annual report on its behalf.

Pearson plc

/s/ Coram Williams
Coram Williams
Chief Financial Officer

Date: April 3, 2017