Form 20-F
period 2017-12-31
PEARSON PLC
filed 2018-04-04
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 4, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2017

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

Ordinary Shares, 25p par value	802,053,752

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

☒  Large accelerated filer                 ☐  Accelerated filer                ☐  Non-accelerated filer

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

The Group has prepared the financial information contained in this Annual Report in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Unless otherwise indicated, any reference in this Annual Report to consolidated financial statements is to the consolidated financial statements and the related notes, included elsewhere in this Annual Report.

The Group publishes its consolidated financial statements in sterling. The Group has included, however, references to other currencies. In this Annual Report:

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

For convenience and except where specified otherwise, the Group has translated some sterling figures into US dollars at the rate of £1.00 = $1.35, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2017. The Group does not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On February 28, 2018 the noon buying rate for sterling was £1.00 = $1.38

The Group currently consists of its education business, plus a 25% interest in the consumer publishing business Penguin Random House. See “Item 4. Information on the Company—Overview of operating divisions”. The Pearson plc Consolidated Financial Statements are included in this report on pages F-1 to F-80. The Penguin Random House Venture Combined Financial Statements are included in this report on pages F-81 to F-151.

FORWARD-LOOKING STATEMENTS

You should not rely unduly on forward-looking statements in this Annual Report. This Annual Report, including the sections entitled “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that relate to future events or the Group’s future financial performance. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology. Examples of these forward-looking statements include, but are not limited to, statements regarding the following:

•	operations and prospects,

•	growth strategy,

•	funding needs and financing resources,

•	expected financial position,

•	market risk,

•	currency risk,

•	US federal and state spending patterns,

•	debt levels, and

•	general market and economic conditions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Group’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating them, you should consider various factors, including the risks outlined under “Item 3. Key Information — Risk Factors”, which may cause actual events or industry results to differ materially from those expressed or implied by any forward-looking statement. Although the Group believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected consolidated financial data

The table below shows selected consolidated financial data under IFRS as issued by the IASB and in conformity with IFRS as adopted by the EU. The selected consolidated income statement data for the years ended December 31, 2017, 2016 and 2015 and the selected consolidated balance sheet data as at December 31, 2017 and 2016 have been derived from the Group’s audited consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report.

On July 1, 2013 Penquin Random House was formed through the combination of Penguin, owned by Pearson, and Random House, owned by Bertelsmann SE & Co. KGaA (Bertelsmann). From that date, Pearson no longer controlled the Penguin Group of companies and accounted for its 47% associate interest in Penguin Random House on an equity basis.

On February 4, 2014, the Group completed the sale of the Mergermarket group. The Mergermarket business was classified as held for sale on the Group’s balance sheet at December 31, 2013. The results of the Mergermarket business have been included in discontinued operations for all the years through to 2014.

On November 30, 2015, the Group completed the sale of The Financial Times to Nikkei Inc. The results of The Financial Times have been included in discontinued operations for all years through to 2014 and for the 11 months to November 30, 2015.

On October 16, 2015, the Group completed the sale of its 50% stake in The Economist Group. The share of profit after tax from the associate interest in the Economist Group has been included in discontinued operations for all years through to 2014 and for the period until October 16, 2015.

On October 5, 2017 the Group completed the sale of a 22% share in Penguin Random House to Bertelsmann, retaining a 25% share. The Group also received recapitalization dividends in 2017, with an additional amount due in 2018. The Group accounts for its remaining 25% associate interest in Penguin Random House on an equity basis.

On May 5, 2017, the Group announced that it was undertaking a strategic review of its US K-12 courseware business. On February 23, 2018 the Group announced that it was in discussions with potential buyers regarding a disposal of the US K-12 courseware business. The US K-12 business was classified as held for sale on the Group’s balance sheet as at December 31, 2017.

On August 16, 2017 the Group completed the sale of its test preparation business in China (GEDU) to Puxin Education.

On November 27, 2017 the Group announced that it had agreed to the sale of Wall Street English (WSE) to a consortium consisting of funds affiliated with Baring Private Equity Asia and CITIC Capital. Consequently WSE was classified as held for sale on the Group’s balance sheet as at December 31, 2017. The disposal completed on March 15, 2018.

The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Group’s consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.

For convenience, the Group has translated the 2017 amounts into US dollars at the rate of £1.00 = $1.35, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2017.

	Year Ended December 31
	2017	2017	2016	2015	2014	2013
	$	£	£	£	£	£
	(In millions, except for per share amounts)
Consolidated Income Statement data
Sales	6,093	4,513	4,552	4,468	4,540	4,728
Operating profit/(loss)	609	451	(2,497)	(404)	348	431
Profit/(loss) after taxation from continuing operations	551	408	(2,335)	(352)	199	270
Profit/(loss) for the financial year	551	408	(2,335)	823	470	539
Consolidated Earnings data per share
Basic earnings/(loss) per equity share(1)	67.4¢	49.9p	(286.8)p	101.2p	58.1p	66.6p
Diluted earnings/(loss) per equity share(2)	67.4¢	49.9p	(286.8)p	101.2p	58.0p	66.5p
Basic earnings/(loss) from continuing operations per equity share(1)	67.4¢	49.9p	(286.8)p	(43.3)p	24.7p	33.3p
Diluted earnings/(loss) from continuing operations per equity share(2)	67.4¢	49.9p	(286.8)p	(43.3)p	24.6p	33.3p
Dividends per ordinary share	22.9¢	17.0p	52.0p	52.0p	51.0p	48.0p
Consolidated Balance Sheet data at period end
Total assets (non-current assets plus current assets)	10,648	7,888	10,066	11,635	11,397	10,931
Net assets	5,428	4,021	4,348	6,418	5,985	5,706
Long-term obligations(3)	(2,244)	(1,662)	(3,794)	(3,310)	(3,225)	(2,829)
Capital stock	270	200	205	205	205	205
Number of equity shares outstanding (millions of ordinary shares)	802	802	822	821	820	819

Notes:

(1)	Basic earnings per equity share is based on profit for the financial period and the weighted average number of ordinary shares in issue during the period.
(2)	Diluted earnings per equity share is based on diluted earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings comprise earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options. There is no dilution in 2015 and 2016 due to there being a loss from continuing operations.
(3)	Long-term obligations comprise any liabilities with a maturity of more than one year, including medium and long-term borrowings, derivative financial instruments, pension obligations and deferred income tax liabilities.

Dividend information

The Group pays dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. The board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. The board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at the annual general meeting. At the Group’s annual general meeting on May 4, 2018 shareholders will be asked to approve a final dividend of 12.0p per ordinary share for the year ended December 31, 2017.

The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated, and is translated into cents per ordinary share at the noon buying rate in The City of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2017 fiscal year will be paid on May 11, 2018 (subject to shareholder approval).

Fiscal year	Interim	Final	Total	Interim	Final		Total
	(Pence per ordinary share)			(Cents per ordinary share)
2017	5.0	12.0	17.0	6.8	16.2	*	23.0	*
2016	18.0	34.0	52.0	23.6	43.8		67.4
2015	18.0	34.0	52.0	27.8	49.0		76.8
2014	17.0	34.0	51.0	27.6	51.5		79.1
2013	16.0	32.0	48.0	25.4	54.0		79.4

*	As the 2017 final dividend had not been paid by the filing date, the dividend has been translated into cents using the noon buying rate for sterling as at December 31, 2017.

Future dividends will be dependent on the Group’s future earnings, financial condition and cash flow, as well as other factors affecting the Group. The dividend was rebased in 2017 to reflect portfolio changes, increased product investment, and the outlook for 2017.

Exchange rate information

The following table sets forth, for the periods indicated, information concerning the noon buying rate for sterling, expressed in dollars per pound sterling. The average rate is calculated by using the average of the noon buying rates in The City of New York on each day during a monthly period and on the last day of each month during an annual period. On December 31, 2017 the noon buying rate for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes for sterling was £1.00 = $1.35. On February 28, 2018 the noon buying rate for sterling was £1.00 = $1.38.

Month	High	Low
February 2018	$1.43	$1.35
January 2018	$1.42	$1.38
December 2017	$1.35	$1.33
November 2017	$1.35	$1.31
October 2017	$1.33	$1.31
September 2017	$1.36	$1.30

Year Ended December 31	Average rate
2017	$1.30
2016	$1.34
2015	$1.53
2014	$1.65
2013	$1.57

Risk Factors

You should carefully consider the risk factors described below, as well as the other information included in the rest of this document. The Group’s business, financial condition or results from operations could be materially adversely affected by any or all of these risks, or by other risks that it presently cannot identify.

The pace and scope of the Group’s business transformation initiatives increase the execution risk that benefits may not be fully realized, costs of these changes may increase, or that its business as usual activities do not perform in line with expectations.

Business transformation and change initiatives in support of the Group’s strategic goals to accelerate its digital transition and to simplify its business will continue throughout 2018. The pace and scope of change increases the risk that not all these changes will deliver within anticipated timeframes, or that the costs of these changes may increase. In addition, as a result of the increased pressure of transformational change, business as usual activities may not perform in line with plans or the level of customer service may not meet expectations. In parallel with the business transformation, as the Group responds to the digital revolution and shift from a product to a services business, it will continue to look at opportunities to develop business models and further refine organization structures. Resistance to change could restrict the organization from making the necessary changes to the business model.

Risk related to data quality and integrity may lead to noncompliance with legal and other requirements which could damage the Group’s business.

Unavailability of timely, complete and accurate data limits informed decision-making and increases risk of non-compliance with legal, regulatory and reporting requirements. Business change and transformation success is dependent on migration of a significant number of datasets.

Global economy and cyclical market factors may adversely impact the Group’s financial performance.

With the continued pressure and uncertainty in the worldwide economies, there remains a risk of a weakening in trading conditions, which could adversely impact future financial performance. The effect of continued deterioration or lack of recovery in the global economy will vary across different businesses and will depend on the depth, length and severity of any economic downturn. The education market can be affected by cyclical factors, which may lead to a reduction in demand for the Group’s products and services.

Failure to successfully invest in and deliver the right products and services and respond to competitive threats could result in lower than expected revenues and profits.

A common trend facing all the Group’s businesses is the digitization of content and proliferation of distribution channels, either over the internet, or via other electronic means, replacing traditional print formats. The digital migration brings the need for change in product and content distribution, consumers’ perception of value and the publisher’s position between consumers, retailers and authors.

This is a highly competitive market that is subject to rapid change. The Group faces competitive threats both from large media players and from smaller businesses, online and mobile portals and operators in the digital arena that provide alternative sources of content. New distribution channels, e.g. digital format, the internet, online retailers, growing delivery platforms (e.g., e-readers or tablets), pose both threats and opportunities to traditional publishing business models, potentially impacting both sales volumes and pricing.

Students are seeking cheaper sources of content, e.g. second hand and rental copies, online discounters, file sharing and use of pirated copies. This change in behavior puts downward pressure on textbook prices in major markets, and this could adversely impact the Group’s results.

If the Group does not adapt rapidly to these changes, it may lose business to ‘faster’ and more ‘agile’ competitors, who increasingly are non-traditional competitors, making their identification all the more difficult. The Group may be required to invest significant resources to further adapt to the changing competitive environment.

Changes in government policy and/or regulations have the potential to affect the Group’s business model and/or decisions across all markets.

The Group’s educational services and assessment businesses may be adversely affected by changes in government funding resulting from either trends that are beyond the Group’s direct control, such as general economic conditions, changes in government educational funding, programs, policy decisions, legislation and/or changes in the procurement process, or the Group’s failure to successfully deliver previous contracts.

The results and growth of the Group’s US educational services and assessment businesses are dependent on the level of federal and state educational funding, which in turn is dependent on the robustness of state finances and the level of funding allocated to educational programs. While the US tax reform bill that was signed into law by the President in December avoids the significant immediate impacts learners would have felt from earlier versions, concern remains about the potential impact that the cap on state and local tax (‘SALT’) deductions, the tax on certain college endowments, and the disincentives for charitable contributions could have on education funding. State, local and municipal education funding pressures remain, competition from low price and disruptive new business models continues and open source is promoted as a way to keep costs down for customers. The current challenging environment could impact the Group’s ability to collect on education-related debt.

State and local government leadership changes and resultant shifts in education policy can also affect the funding available for educational expenditure, which include the impact of educational reform. Similarly, changes in the government procurement process for textbooks, learning material and student tests, and vocational training programs can also affect the Group’s markets. Political pressure on testing, changes in curricula, delays in the timing of the adoptions and changes in the student testing process can all affect these programs and therefore the size of the market in any given year. The full impact of the UK’s pending departure from the EU is still unclear, however known potential risk areas include tax, data privacy and non-tariff exposure arising from cross-border transactions.

There are multiple competing demands for educational funds and there is no guarantee that new courseware or testing or training programs will be funded, or that the Group will win or retain this business.

Failure to comply with anti-trust and competition legislation could result in costly legal proceedings and/or adversely impact the Group’s reputation.

The Group is subject to global and local anti-trust and competition law and although it is committed to conducting business in compliance with local and international laws, there is a risk that management, employees or representatives may act in a way that violates applicable anti-trust or competition laws. As a result, there is a risk of litigation and regulatory proceedings in the countries in which the Group operates. These legal proceedings could result in greater scrutiny of the Group’s operations in other countries for anti-competitive behavior and, in the worst case, incur a substantial financial cost. This would also have an adverse impact on the Group’s reputation.

If the Group does not adequately protect its intellectual property and proprietary rights, its competitive position and results may be adversely affected and its ability to grow limited.

The Group’s products and services largely comprise intellectual property delivered through a variety of print and digital media, online software applications and platforms. The Group relies on trademark, patent, copyright and other intellectual property laws to establish and protect its proprietary rights in these products and services.

The Group’s intellectual property rights (IPR) in brands and content — historically its core assets — are generally well established in key markets. As technology has become an increasingly critical component of the Group’s business strategy, it has also been steadily increasing investment in its patent program to expand its protection of high value inventions in the US. The Group’s forward-looking IP strategy also includes plans to increase its global patent footprint in key markets outside the US. However, the Group also conducts business in other countries where its protection efforts have been limited or inconsistent and the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect future growth. Where the Group has registered or otherwise established its IPR, it cannot guarantee that such rights will provide competitive advantages due to: the challenges and costs of monitoring and enforcement in jurisdictions where competition may be intense; the limited and/or ineffective IPR protection and enforcement mechanisms available to it in many countries; the potential that its IPR may lapse, be invalidated, circumvented, challenged, or abandoned, or that it may otherwise lose the ability to assert its intellectual property rights against others. Moreover, despite trademark, brand and copyright protection, third parties may copy, infringe or otherwise profit from the Group’s proprietary rights without its authorization. The loss or diminution in value of these proprietary rights or the Group’s intellectual property could have a material adverse effect on the Group’s business and financial performance.

A control breakdown or service failure in the Group’s school assessment and qualification business could result in financial loss and reputational damage.

The Group’s professional services and assessment businesses involves complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. The Group’s financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed or face increased competitive pressures.

There are inherent risks associated with the Group’s assessment and qualification businesses, both in the US and the UK. A service failure caused by a breakdown in testing and assessment processes could lead to a mis-grading of student tests and/or late delivery of test results to students and their schools. In either event the Group may be subject to legal claims, penalty charges under contracts, non-renewal of contracts and/or the suspension or withdrawal of its accreditation to conduct tests. A late delivery of qualification results could result in a potentially significant regulatory fine in addition to the contractual penalties. It is also possible that such events would result in adverse publicity, which may affect the Group’s ability to retain existing contracts and/or obtain new customers.

The Group’s investment in inherently riskier emerging markets may deliver returns that are lower than anticipated.

To take advantage of international growth opportunities and to reduce its reliance on the US and UK markets, the Group has invested in a number of emerging markets, some of which are inherently more risky than its traditional markets. Political, regulatory, economic and legal systems in emerging markets may be less predictable than in countries with more developed institutional structures. Political, regulatory, economic, currency, reputational and corporate governance and compliance risks (including fraud, bribery and corruption) as well as unmanaged expansion are all factors which could limit returns on investments made in these markets.

Failure to effectively manage risks associated with compliance to global and local anti-bribery and corruption (ABC) legislation could result in costly legal investigations and/or adversely impact the Group’s reputation.

Although the Group is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the Group’s management, employees or representatives may take actions that violate applicable laws and regulations prohibiting the making of improper payments for the purposes of obtaining or keeping business, including laws such as the US Foreign Corrupt Practices Act or the UK Bribery Act. Responding to investigations is costly and requires a significant amount of management’s time and attention. In addition, investigations may adversely impact the Group’s reputation, or lead to litigation and financial impacts.

Failure to generate anticipated revenue growth, synergies and/or cost savings from acquisitions, mergers and other business combinations, could lead to goodwill and intangible asset impairments.

The Group periodically acquires and disposes of businesses to achieve its strategic objectives and will continue to consider both as means to pursue its strategic priorities, although it does not plan to make any significant acquisitions in the short term.

The Group operates in markets that are dependent on Information Technology (IT) systems and technological change. Failure to maintain and support customer facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements, could negatively impact the Group’s revenues and reputation.

All the Group’s businesses, to a greater or lesser extent, are dependent on information technology. It either provides software and/or internet services to its customers or uses complex IT systems and products to support its businesses activities, including customer-facing systems, back-office processing and infrastructure. The Group faces several technological risks associated with software product development and service delivery, information technology security (including virus and cyber-attacks), e-commerce, enterprise resource planning system implementation and upgrades. Although plans and procedures are in place to reduce such risks, from time to time the Group has experienced verifiable attacks on its systems by unauthorized parties. To date, such attacks have not resulted in any material damage, but the Group’s businesses could be adversely affected if its systems and infrastructure experience a significant failure or interruption.

Failure to comply with data privacy regulations, or any unauthorized disclosure of personal information, could result in an incident or other issue potentially causing reputational damage to the Group’s brands and financial loss.

Across the Group’s businesses, it holds large volumes of personally identifiable information including that of employees, customers, students and citizens. Any perceived or actual unauthorized disclosure of personally identifiable information, whether through breach of the Group’s network by an unauthorized party, employee theft, misuse or error or otherwise, could harm the Group’s reputation, impair its ability to attract and retain its customers, or subject the Group to claims or litigation arising from damages suffered by individuals, and thereby harm its business and operational results. Failure to adequately protect personally identifiable information could potentially lead to penalties, significant remediation costs, reputational damage, cancellation of some existing contracts and difficulty in competing for future business. In addition, the Group could incur significant costs in complying with the relevant laws and regulations regarding the unauthorized disclosure of personal information. Changes to data privacy legislation must also be monitored and acted upon to ensure the Group remains in compliance across different markets.

Failure to prevent or detect a malicious attack on the Group’s systems could result in a breach of confidentiality, integrity and/or availability of sensitive information.

Information security and cyber risk is continually evolving and comprises many complex external drivers: increasing customer demand to demonstrate a strong security posture, external compliance requirements, ongoing digital revolution, increasing use of the cloud and increasingly sophisticated attack strategies. Across its businesses, the Group holds large volumes of personally identifiable information including that of employees, customers, students and citizens, and other highly sensitive business critical data such as financial data, internal sensitive information, and intellectual property. Despite its implementation of security measures, individuals may try to gain unauthorized access to the Group’s data in order to misappropriate such information for potentially fraudulent purposes. A significant breach can result in a devastating impact on the Group’s reputation, customer loyalty, and student experience. Inability to prove due diligence can result in severe penalties and loss of business (existing and future).

The Group’s reported earnings and cash flows may be adversely affected by changes in its pension costs and funding requirements.

The Group operates a number of pension plans throughout the world, the principal ones being in the UK and the US. The major plans are self-administered with the plans’ assets held independently of the Group. Regular valuations, conducted by independent qualified actuaries, are used to determine pension costs and funding requirements. As these assets are invested in the capital markets, which are often volatile, the plans may require additional funding from the Group, which could have an adverse impact on its results.

It is the Group’s policy to ensure that each pension plan is adequately funded, over time, to meet its ongoing and future liabilities. The Group’s earnings and cash flows may be adversely affected by the need to provide additional funding to eliminate pension fund deficits in its defined benefit plans. The Group’s greatest exposure relates to the UK defined benefit pension plan, which is valued every three years. Pension fund deficits may arise because of inadequate investment returns, increased member life expectancy, changes in actuarial assumptions and changes in pension regulations, including accounting rules and minimum funding requests. As of the end of 2017, the UK defined benefit plan continues to show a surplus on an IAS19 basis. The Group has committed to targeting a self-sufficient level of funding, resulting in the plan becoming largely independent of Pearson by the end of 2019. However the plan’s ability to achieve and maintain this standard remains subject to market conditions, meaning that additional funding could still be required from the Group in the future.

Operational disruption to its business caused by third party providers, a major disaster and/or external threats could restrict the Group’s ability to supply products and services to its customers.

Across all its businesses, the Group manages complex operational and logistical arrangements including distribution centers, data centers, and educational and office facilities, as well as relationships with third party print sites. It has also outsourced some support functions, including information technology, warehousing and logistics to third party providers. The failure of third parties to whom it has outsourced business functions could adversely affect its reputation or financial condition. Failure to recover from a major disaster, (e.g. fire, flood, etc.) at a key facility or the disruption of supply from a key third party vendor or partner (e.g. due to bankruptcy) could restrict the Group’s ability to service its customers and meet the terms of its contractual relationships with both government agencies and commercial customers. Penalty clauses and/or the failure to retain these contracts at the end of the contract term could adversely impact future revenue growth.

A significant deterioration in the Group’s profitability and/or cash flow caused by prolonged economic instability could reduce its liquidity and/or impair its financial ratios, and trigger a need to raise additional funds from the capital markets and/or renegotiate its banking covenants.

To the extent that worldwide economic conditions materially deteriorate, the Group’s revenues, profitability and cash flows could be significantly reduced as customers would be unable to purchase products and services in the expected quantities and/or pay for them within normal agreed terms.

Disruption in capital markets or potential concerns about the Group’s credit, such as downgrades or negative outlooks by the credit rating agencies, may mean that this capital may not be available on favorable terms or may not be available at all, although the reduced size of debt maturities mean that this risk is reduced.

The Group generates a substantial proportion of its revenue in foreign currencies, particularly the US dollar, and foreign exchange rate fluctuations could adversely affect the Group’s earnings and the strength of its balance sheet.

As with any international business, the Group’s earnings can be materially affected by exchange rate movements. The main exposure is to movements in the US dollar to sterling exchange rate as approximately 60% of the Group’s total revenue is generated in US dollars. The Group also has exposure to a range of other international currencies including emerging market currencies. Operating profit for 2017, translated at 2016 average rates, would have been £13m or 1% lower.

A lack of sufficient capital resources could adversely impact the Group’s ability to operate.

If the global economy weakens further and/or the global financial markets collapse, the Group may not have access to or could lose its bank deposits or suffer a significant increase in customer bad debts. Lack of sufficient capital resources could significantly limit the Group’s ability to take advantage of business and strategic opportunities. If replacement funds are not available, the Group may be required to delay, reduce the scope of, or eliminate material parts of its business strategy, including potential additional acquisitions or development of new products, services and technologies. The Group aims to mitigate this risk by enforcing limits and financing through strong counterparties.

Changes in tax law or perceptions on tax planning strategies may lead to higher effective tax rate or negative reputational impact.

Changes in corporate tax rates and/or other relevant tax laws in the UK, US or other jurisdictions could have a material impact on the Group’s future reported tax rate and/or its future tax payments. The Group has been subject to audit by tax authorities. Although the Group believes its tax provision is reasonable, the final determination of its tax liability could be materially different from its historical income tax provisions, which could have a material effect on the Group’s financial position, results of operations or cash flows.

The Group’s tax strategy reflects its business strategy and the locations and financing needs of its operations. In common with many companies, the Group seeks to manage its tax affairs to protect value for its shareholders, in line with its broader fiduciary duties. The Group is committed to complying with all statutory obligations, to undertake full disclosure to tax authorities and to follow agreed policies and procedures with regard to tax planning and strategy.

If the Group fails to attract, retain and develop appropriately skilled employees, it may limit its ability to achieve its strategic and operational goals and its business may be harmed.

The Group’s success depends on the skill, experience and engagement of its employees. If it is unable to attract, retain and develop sufficiently experienced and capable staff, especially in technology, product development, sales and leadership, its business and financial results may suffer. When talented employees leave, the Group may have difficulty replacing those skills, and its business may suffer. There can be no assurance that the Group will be able to successfully retain and attract the skills that it needs.

Failure to adequately protect learners could result in significant harm to one or more.

Incidents may occur that could cause harm to learners. For example, where the Group has direct learner contact via online learning, or in its direct delivery businesses where it is operating, either itself or in partnership with schools, colleges, universities, testing and assessment centers. These incidents can cause harm to learners, which is something the Group takes extremely seriously, and could also have a negative financial, legal and reputational impact to the business.

Failure to adequately protect the health, safety and well-being of the Group’s employees, learners and other stakeholders could adversely impact the Group’s reputation, profitability and future growth.

Although the Group has invested in global Health and Safety to safeguard the health, safety and wellbeing of its employees and other stakeholders, accidents or incidents could still occur due to unforeseen risks, causing injury or harm to individuals and impacting the Group’s business operations. This has the potential to lead to criminal and civil litigation, business disruption leading to operational loss, reduction in profitability and impact on the Group’s global reputation.

Failure to ensure security for the Group’s staff, learners, assets and reputation, due to increasing numbers of and variety of local and global threats.

Pearson is a global business with locations in diverse, sometimes high-risk, locations worldwide. Although it has protective measures in place to secure its staff, learners and assets, the Group could still be impacted by external threats, such as flu pandemic, terrorist attacks, strikes, weather etc. The Group has seen an increase in these incidents in 2017 compared to 2016. Such occurrences could cause harm to individuals and/or disrupt business operations and have the potential to lead to operational loss, reduction in profitability and impact on the Group’s global reputation.

Environmental, social and governance risks may also adversely impact the Group’s business.

The Group considers environmental, social and governance risks (ESG) risks no differently to the way it manages any other business risk. These include ethical business behavior, compliance with UN Global Compact standards, environmental impact, people and editorial standards.

The Group’s business depends on a strong brand, and any failure to maintain, protect and enhance its brand would hurt its ability to retain or expand its business.

Protecting the Pearson brand is critical to expanding the Group’s business and will depend largely on its ability to maintain its customers’ trust in its solutions and in the quality and integrity of its products and services. If the Group does not successfully maintain a strong brand, its business could be harmed. Beyond protection, strengthening the Pearson brand will enable the Group to more effectively engage governments, administrators, teachers, learners and influencers.

ITEM 4.	INFORMATION ON THE COMPANY

Pearson plc

Pearson plc, (Pearson or the Group) is an international education company with its principal operations in the education and consumer publishing markets. The Group delivers content, assessment and services, powered by technology, in order to drive personalized learning at scale. The Group creates and manages intellectual property, which it promotes and sells to its customers under well-known brand names. The Group delivers its content in a variety of forms and through a variety of channels, including books and online services. The Group offers services as well as content, from test creation, administration and processing to teacher development and school software. Though it operates in more than 70 countries around the world, today its largest markets are North America (65% of sales) and Europe (14% of sales).

Pearson was incorporated and registered in 1897 under the laws of England and Wales as a limited company and re-registered under the UK Companies Act as a public limited company in 1981. The Group conducts its operations primarily through its subsidiaries and other affiliates. Its principal executive offices are located at 80  Strand, London WC2R 0RL, United Kingdom (telephone: +44 20 7010 2000).

Overview

The Group consists of its worldwide education business plus a 25% interest in Penguin Random House.

The Group is a leading provider of educational materials and learning technologies. It provides test development, processing and scoring services to governments, educational institutions, corporations and professional bodies around the world. It publishes across the curriculum and provides a range of education services including teacher development, educational software and system-wide solutions, and also owns and operates schools.

From January 1, 2014 the Group has been run as one global education company, organized around three geographical operating segments (North America, Core and Growth). Within each segment, the Group provides content, assessment and digital services to schools, colleges and universities, as well as professional and vocational education to learners.

The Group owns a 25% interest in Penguin Random House, which was formed on July 1, 2013, upon the completion of an agreement between Pearson and Bertelsmann to merge their respective publishing companies, Penguin and Random House. Pearson originally owned a 47% stake in Penguin Random House, but sold 22% on October 5, 2017. The Group accounts for its remaining interest in Penguin Random House on an equity basis.

Recent developments

During January 2018, the Group executed market tenders to repurchase €250m of its €500m Euro 1.875% notes due May 2021 and €200m of its €500m Euro 1.375% notes due May 2025.

On February 16, 2018 the Group completed its £300m share buyback programme. In aggregate between October 18, 2017 and February 16, 2018, the Group repurchased 42,835,577 shares, including 21,839,676 repurchased since December 31, 2017 at a cost of £151m.

The Group’s strategy

The Group’s mission is to help people make progress in their lives through learning by being the trusted gateway to lifelong education. To deliver on this, the Group has three key strategic objectives:

•	Grow market share through the digital transformation of the Group’s courseware and assessment businesses;

•	Invest to build the Group’s businesses in structurally growing markets more quickly; and

•	Simplify the company to be more efficient and deliver a much better experience for customers.

The Group will strive to leverage its core strengths in content and assessment, powered by services and technology, to deliver more effective teaching and personalised learning at scale. More detail on the three areas of focus is set out below.

Grow market share through digital transformation

The Group’s digital transformation will help to satisfy changing learner consumption preferences and transition the assessment businesses to delivering fewer, smarter tests.

The single biggest opportunity to gain share through digital transformation is in US higher education courseware, which makes up 25% of revenues and 28% of product contribution. Profits have declined in this business over the last few years due to the business challenges, which will continue for the next couple of years. However the Group is making progress in shifting the business from an ownership to pay for use model, which is more viable and sustainable. The Group is achieving this by making the business significantly more digital, prioritising access to content over ownership and selling more product direct to consumers and institutions. The Group lowered the price of thousands of eBook rentals and launched a new print rental program. The Group is also focusing on an inclusive access model that provides both convenience and better value to students and is a direct-to-institution model which allows students to have materials for their course on day one.

The Group is building a Global Learning Platform, which is a single, cloud-based platform that is highly scalable and more reliable than current platforms. It also facilitates faster innovation and supports a lifelong learning ecosystem for learners.

The Group knows that getting products to market more quickly and improving the agility of its businesses is vital. To that end, the Group is investing heavily in its businesses each year (over £700m each year) to drive innovation.

Invest in structural growth markets

This second strategic priority means the Group is investing and growing market share in its fastest growing businesses, such as:

•	Professional Certifications and Licensure (Pearson VUE), which helps more than 450 credentialed owners around the world to develop, manage, deliver and grow their assessment programs.

•	Virtual Schools (Connections Academy), which provide online education for around 78,000 K-12 students in the US.

•

English Language Learning curriculum, instruction and assessment. This includes the Pearson Test of English, which offers a convenient way for people to demonstrate their English language proficiency as a gateway for other opportunities.

•	Online Program Management, which helps colleges and universities take their programs online and improves access for learners who cannot attend a brick-and-mortar school.

Become a simpler and more efficient company

This third strategic priority involves phasing out dated systems and technologies, eliminating duplication and streamlining operations. The Group has removed more than £650m in costs since 2013, and has announced plans to eliminate a further £300m of costs by the end of 2019 by further simplifying technology, increasing the use of shared service centres and standardising processes. This will further reduce the Group’s headcount by around 3000, improve the Group’s operational efficiency and respond to the needs of the changing educational landscape.

While the Group is optimistic about the future and expects to make further progress in 2018, management continue to see challenging headwinds in US higher education courseware for the next few years. These challenges will be offset by growth in the Group’s other businesses, the creation of further cost efficiencies and the strength of the Group’s cash flow generation and balance sheet. Over time, these strategic actions, which increase the Group’s scale, investment and expertise, will help people make progress in their lives through learning.

Operating divisions

Pearson is one of the leading providers of educational courseware, assessment and digital services. The Group provides test development, processing and scoring services to governments, educational institutions, corporations and professional bodies around the world. The Group publishes across the curriculum and provides a range of education services including teacher development, educational software and system-wide solutions.

The Group reports its performance in three segments: North America, Growth, and Core.

North America Segment

The North American business serves educators and students in the US and Canada from early education through elementary, middle and high schools and into higher education with a wide range of products and services: courseware including curriculum textbooks and other learning materials; assessments including test development and scoring; and services including the provision of online learning services. The Group has a leading position in each of these areas and a distinctive strategy of connecting those parts to support institutions and personalize learning. The largest market is North America, and across the US the business works with states, schools and colleges to help make education more effective, accessible and affordable for a diverse community of learners.

The North America school business offers early learning solutions that help educators and families teach fundamental math and literacy skills; elementary and secondary imprints publish leading school programs in reading, literature, math, science, and social studies; and digital instructional solutions for pre K-12, such as enVisionMATH and Miller-Levine Biology. The Connections Education business provides school management services and operates virtual and blended schools, serving around 78,000 students. On February 23, 2018 the Group announced that it was in discussions with potential buyers regarding a disposal of the US K-12 courseware business.

Testing plays an integral role in determining educator and student success and the business is the largest provider of educational assessment services in the US. It marks large-scale school examinations for the US federal government and more than 25 American states, scoring billions of machine-scorable test questions and evaluating more than 111 million essays, portfolios and open-ended test questions every year. Working with educators and education advocates, the business experts help to lead the development of Next-Generation Assessments that feature technology-enhanced items, performance-based assessments, and adaptive learning to foster problem-solvers and critical thinkers ready to compete in the global economy.

The business’s solutions include learning assessments to help gauge how students learn, talent assessments to help growing companies develop their workforce, and clinical assessments to help psychologists and speech/language/ hearing/occupational and physical therapists diagnose and monitor patients.

The professional certification business, Pearson VUE (VUE), is a global leader in electronic testing for regulatory and certification boards, providing a full suite of services from test development to test delivery and data management. Pearson VUE offers exams through an extensive network of over 20,000 test centers across the globe, delivering the NCLEX exam for the National Council of State Boards of Nursing, the GMAT for the Graduate Management Admissions Council and numerous IT exams such as Cisco and CompTIA.

Pearson VUE also includes Certiport, the world-leader in IT performance-based exams delivered through a global network of academic test centers, and GED Testing Service, a joint venture with the American Council on Education to deliver a leading high school equivalency exam.

The North America Higher Education business offers learning services for students, colleges and universities in the US. It provides learning tools and technologies. Custom content and curriculum solutions offer educators the opportunity to tailor their programs based on the needs of students. The business also offers workforce education products and flexible workforce development solutions to fill the growing skills gap and increased demand for quality certification prep training.

Global digital user registrations of Mylab and related products are more than 13 million. The use of these digital homeworking platforms and integrated digital courseware provides a wealth of data and analytics to improve the performance of individual students. The business’s advanced capabilities in data, analytics and adaptive learning, and its leading efficacy research, enable it to design a smart learning path for every student.

The demand for online learning is steadily rising and management see this area as one of the fastest growing parts of the market with demand expected to increase significantly over the next few years both in school and higher education.

In higher education, Pearson Online Services provides Online Program Management (OPM) services to institutions including Arizona State University, Rutgers University and Maryville University, partnering with them to provide fully online undergraduate and graduate degree courses.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2017 compared to year ended December 31, 2016 — Sales and operating profit by division — North America” for a discussion of developments during 2017 with respect to this segment.

Core Segment

The biggest Core markets are the UK, Australia, Italy, Germany, France and the Benelux countries. These are countries where the business works closely with educators and policy makers to improve learning through creating curriculum, designing assessments and developing digital learning systems. Additionally the business participates in many other markets, where it does not have scale itself, but collaborates with others who share its values and commitment to efficacy to maximize reach and impact.

In the UK school market, the business is the largest awarding organization offering academic and vocational qualifications that are globally recognized and benchmarked, with educational excellence rooted in names like Edexcel, BTEC and LCCI. Learners take the business’s qualifications in many countries worldwide. Online marking technology marks over 94% of examination papers and the ResultsPlus service provides detailed analysis of every learner’s examination results. Innovation is also being driven through digital products such as Bug Club and ActiveLearn, and through supporting skills for employability for progression in study, work and life.

The Higher Education business has seen good growth in OPM in both Australia and the UK, launching degree programs with Monash and Griffith Universities in Australia and Kings College London, University of Leeds and Manchester Metropolitan University in the UK.

In English, the Pearson Test of English is being used to support visa applications to the Australian Department of Immigration and Border Protection resulting in significant growth in volumes.

In the UK, the professional certification business, Pearson VUE, works with professional and government bodies including the Driving and Vehicle Standards Agency (DVSA), Chartered Institute of Management Accountants (CIMA) and the Construction Industry Training Board (CITB).

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2017 compared to year ended December 31, 2016 — Sales and operating profit by division — Core” for a discussion of developments during 2017 with respect to this segment.

Growth Segment

The business aims to take educational products and services and apply them at scale in countries such as Brazil, South Africa, China, India and other fast-growing economies.

English language teaching and learning is one of the biggest opportunities in global education. The Group has refocused its activities in English in 2017, with agreements to dispose of its Chinese direct delivery businesses, Wall Street English and GEDU. The opportunity in English is now addressed in three main ways:

•

Pearson ELT courseware (institutional English language courses including FOCUS, Poptropica English and Longman) is number two in the market. MyEnglish Lab and other English courseware registrations were over 860,000;

•	Pearson Test of English (PTE), a computer-based test of English for study abroad and immigration; and the Brazilian adult English language school franchises including Wizard.

•

In 2014, Pearson English released the Global Scale of English, the world’s first common, global benchmark of English language learning. It measures English language progress on a numeric scale in a way that is consistent, granular and actionable for governments, corporates, academics, institutions and learners. The Scale has been created as the Open Standard for English that meets a global need.

The Brazilian business serves primary and secondary education with its ‘sistemas’ or learning systems which include COC, Dom Bosco and NAME.

In South Africa, the business is the largest player in the school textbook market and runs a private university with 8,500 students enrolled in courses ranging from undergraduate degrees in IT and sociology, to business diplomas and Masters courses in psychology.

In February 2017, the Group announced the intention to explore potential partnerships for, or sale of, its English language learning business (WSE) and possible sale of its English test preparation business (GEDU). The Group completed the sale of GEDU to Puxin Education on August 16, 2017 and the sale of WSE to a consortium consisting of funds affiliated with Baring Private Equity Asia and CITIC Capital on March 15, 2018.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2017 compared to year ended December 31, 2016 — Sales and operating profit by division — Growth” for a discussion of developments during 2017 with respect to this segment.

Penguin Random House

On July 1, 2013 Penguin Random House was formed, upon the completion of an agreement between Pearson and Bertelsmann to merge their respective publishing companies, Penguin and Random House, with the parent companies owning 47% and 53% respectively. With the integration of Penguin Random House complete, and with greater industry-wide stability on digital terms, the Group announced on February 24, 2017 that it had issued an exit notice regarding its 47% share in Penguin Random House to its JV partner Bertelsmann, with a view to selling its stake or recapitalizing the business and extracting a dividend. The Group completed the sale of 22% of Penguin Random House to Bertelsmann on October 5, 2017 and also received recapitalization dividends. The Group used the proceeds from this transaction to maintain a strong balance sheet; invest in its business; and return excess capital to shareholders, whilst retaining an investment grade credit rating.

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

In 2017, the Group’s share of Penguin Random House profit after tax was £71m.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2017 compared to year ended December 31, 2016 — Sales and operating profit by division — Penguin Random House” for a discussion of developments during 2017 with respect to Penguin Random House.

Operating cycles

The Group determines a normal operating cycle separately for each entity/cash generating unit with distinct economic characteristics. The “normal operating cycle” for each of the Group’s education businesses is primarily based on the expected period over which the educational programs and titles will generate cash flows, and also takes account of the time it takes to produce the educational programs. The operating cycles for the courseware markets are typically longer than one year as described below.

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

The operating cycles in respect of the Group’s professional content are more specialized in nature as they relate to educational or heavy reference products released into smaller markets (e.g. the financial training and IT sectors). Nevertheless, in these markets, there is still a regular cycle of product renewal, in line with demand which management monitor. Typically the life cycle is 5 years for Professional content. Elsewhere in the Group, operating cycles are typically less than one year.

Competition

The Group’s businesses operate in highly competitive environments.

The Group competes with other publishers and creators of educational materials and services. These companies include publishers such as Cengage Learning, McGraw-Hill Education and Houghton Mifflin Harcourt.

In services, the Group competes with companies such as K-12 Inc in virtual schools and 2U Inc. in online program management, alongside smaller niche players that specialize in a particular academic discipline or focus on a learning technology.

In US assessment, the Group competes with other companies offering test development and administration including Educational Testing Service (ETS), American Institute for Research (AIR), Measured Progress Inc, and others. The Professional Certification business competes with Prometric globally and a number of other smaller players in local markets.

In Core student assessment, the UK qualifications business competes with AQA and OCR in general qualifications and a number of smaller players in vocational qualifications.

In English language teaching (ELT) courseware, the Group competes with Oxford University Press, Macmillan and other publishers. In English language testing Pearson Test of English (PTE) competes with alternative tests including iELTS and TOEFL.

Competition is based on the ability to deliver quality products and services that address the specified curriculum needs and appeal to the student, organizations, school boards, educators and government officials making purchasing decisions.

Intellectual property

The Group’s principal intellectual property assets consist of its:

•	trademarks and other rights via its brands (including corporate and business unit brands, imprints, as well as product and service brands);

•	copyrights for its textbook and related educational content and software code; and

•	patents and trade secrets related to the innovative methods deployed in its key technologies.

The Group believes it has taken all reasonable legal steps to protect its key brands in its major markets and copyright in its content and has taken appropriate steps to develop a comprehensive patent program to ensure appropriate protection of emerging inventions that are critical to its new business strategies.

Raw materials

Paper remains the principal raw material used by the Group. The Group purchases most of its paper through its Global Sourcing department located in the United States. The Group has not experienced and does not anticipate difficulty in obtaining adequate supplies of paper for its operations, with sourcing available from numerous suppliers. While local prices fluctuate depending upon local market conditions, the Group has not experienced extensive volatility in fulfilling paper requirements. In the event of a sharp increase in paper prices, the Group has a number of alternatives to minimize the impact on its operating margins, including modifying the grades of paper used in production.

Government regulation

The manufacture of certain products in various markets is subject to governmental regulation relating to the discharge of materials into the environment. Operations are also subject to the risks and uncertainties attendant to doing business in numerous countries. Some of the countries in which the Group conducts these operations maintain controls on the repatriation of earnings and capital and restrict the means available for hedging potential currency fluctuation risks. The operations that are affected by these controls, however, are not material. Accordingly, these controls have not significantly affected the Group’s international operations. Regulatory authorities may have enforcement powers that could have an impact. The Group believes, however, that in light of the nature of its business the risk of these sanctions does not represent a material threat.

Licenses, patents and contracts

The Group is not dependent upon any particular licenses, patents or new manufacturing processes that are material to its business or profitability. Likewise, it is not materially dependent upon any contracts with suppliers or customers, including contracts of an industrial, commercial or financial nature. Notwithstanding the foregoing, the Education business is dependent upon licensed rights since most textbooks and digital learning tools include content and/or software that is licensed to it by third parties (or assigned subject to royalty arrangements). In addition, some software products in various business lines, particularly those of its Clinical business, rely upon patents licensed from third parties.

Legal proceedings

The Group and its subsidiaries are from time to time the subject of legal proceedings incidental to the nature of its and their operations. These may include private litigation or arbitrations, governmental proceedings and investigations by regulatory bodies. The Group does not currently expect that the outcome of pending proceedings or investigations, either individually or in aggregate, will have a significant effect on its financial position or profitability nor have any such proceedings had such effect in the recent past. The Group is not aware of material proceedings in which any member of senior management or any of its affiliates is a party adverse to it or any of its subsidiaries or in respect of which any of those persons has a material interest adverse to it or any of its subsidiaries.

Organizational structure

Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of its significant subsidiaries and associates as at December 31, 2017, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

Name	Country of incorporation/residence	Percentage interest/voting power
Pearson Education Inc.	United States (Delaware)	100%
Pearson Education Ltd.	England and Wales	100%
NCS Pearson Inc.	United States (Minnesota)	100%
Penguin Random House LLC.	United States (Delaware)	25%
Penguin Random House Ltd.	England and Wales	25%

During 2013, the Group disposed of its interest in the Penguin group of companies in exchange for a 47% interest in Penguin Random House. During 2017, the Group disposed of 22% of Penguin Random House, retaining a 25% interest.

During 2014, the Group disposed of its interest in the Mergermarket group of companies and its North America business disposed of its joint venture interests in Safari Books Online and CourseSmart.

In February 2014, the Group acquired Grupo Multi, Brazil’s leading adult English language training company.

During 2015, the Group disposed of its interest in the FT Group including its 50% share of The Economist. The Financial Times sale was completed in November 2015 and the sale of the 50% share of The Economist Group was substantially completed in October 2015, with the remaining share sold in 2016. Also, in July 2015, the Group disposed of its interest in PowerSchool.

In May 2017, the Group announced that it was undertaking a strategic review of its US K-12 courseware business. In February 2018, the Group announced that it is in discussions with potential buyers regarding a disposal of the US K-12 courseware business.

In August 2017, the Group completed the sale of its test preparation in China (GEDU) to Puxin Education.

In November 2017, the Group announced that it had agreed the sale of Wall Street English to a consortium consisting of funds affiliated with Baring Private Equity Asia and CITIC Capital. The disposal completed on March 15, 2018.

There were no material acquisitions in 2015, 2016 or 2017.

Property, plant and equipment

The Group’s headquarters are located at leasehold premises in London, England. As at December 31, 2017 it owned or leased approximately 825 properties, including approximately 650 testing/teaching centers in over 55 countries worldwide, the majority of which are located in the United Kingdom, the United States and China. Approximately 80 properties, primarily testing/teaching centers in China, were disposed in March 2018 as part of the WSE disposal.

The properties owned and leased by the Group consist mainly of offices, distribution centers and computer testing/ teaching centers.

In some cases properties leased by the Group are then sublet to third parties. These properties are not included in the list below as they are not considered to be principal properties.

The vast majority of printing is carried out by third party suppliers. The Group operates a small digital print operation as part of its Pearson Assessment & Testing businesses which provides short-run and print-on-demand products, typically custom client applications.

The Group owns the following principal properties at December 31, 2017:

General use of property	Location	Area in square feet
Office	Iowa City, Iowa, USA	312,760
Warehouse/Office	Old Tappan, New Jersey, USA	212,041
Warehouse/Office	Cedar Rapids, Iowa, USA	205,000
Office	Southwark, London, UK	148,696
Office	Hadley, Massachusetts, USA	137,070
Printing	Owatonna, Minnesota, USA	128,000

The Group leased the following principal properties at December 31, 2017:

General use of property	Location	Area in square feet
Teaching Centre	Midrand, South Africa	351,754
Office	New York City, New York, USA	313,285
Office	Westminster, London, UK	282,923
Office	Boston, Massachusetts, USA	225,299
Office	Hoboken, New Jersey, USA	216,273
Office	Glenview, Illinois, USA	187,500
Office	Bloomington, Minnesota, USA	147,159
Warehouse/Office	Uttar Pradesh, India	145,041
Office	Chandler, Arizona, USA	135,460
Teaching Centre	Pretoria, South Africa	134,553
Warehouse/Office	Cedar Rapids, Iowa, USA	119,682
Office	Centennial, Colorado, USA	117,554
Office	San Antonio, Texas, USA	117,063
Warehouse	Naucalpan de Juarez, Mexico	113,638
Call Center/Office	Lawrence, Kansas, USA	105,000

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for description of the Company’s capital expenditure.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

The Company has not received, 180 days or more before the end of the 2017 fiscal year, any written comments from the Securities and Exchange Commission staff regarding its periodic reports under the Exchange Act which remain unresolved.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on and should be read in conjunction with the consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report. The financial statements have been prepared in accordance with IFRS as issued by the IASB and in conformity with IFRS as adopted by the EU.

Where this discussion refers to constant currency comparisons, these are estimated by re-calculating the current year results using the exchange rates prevailing for the prior period. The increase or reduction in the value calculated is the estimate of the impact of exchange rates. The Group believes this presentation provides a more useful period to period comparison as changes due solely to movements in exchange rates are eliminated.

General overview

Introduction

The Group’s primary segments for management and reporting are geographical as follows: North America, comprising the courseware, assessment and services businesses in the US and Canada; Core, comprising the courseware, assessment and services businesses in more mature markets outside North America, including the UK, Australia and Italy; and Growth, comprising the courseware, assessment and services businesses in emerging markets, including Brazil, China, India and South Africa. In addition the Group separately reports on an equity basis the results from its 25% interest in Penguin Random House (PRH).

On August 16, 2017, the Group completed the sale of its test preparation business in China (GEDU) to Puxin Education, realizing a pre-tax profit on sale of £44m. On October 5, 2017, the Group also completed the sale of a 22% share in Penguin Random House to Bertelsmann, realizing a pre-tax profit on sale of £96m. Neither of these were significant enough to meet the definition of a discontinued business and their results to the date of disposal are included in continuing operations.

On November 27, 2017, the Group announced that it had agreed the sale of Wall Street English (WSE) to a consortium of funds affiliated with Baring Private Equity Asia and CITIC Capital. The sale of WSE was completed on March 15, 2018. On February 23, 2018, the Group announced that it had completed a strategic review of its US K-12 courseware business and was in discussion with potential buyers regarding a disposal of the business. Both of these businesses have been classified as held for sale on the balance sheet as at December 31, 2017.

On October 16, 2015, the Group substantially completed the sale of its 50% interest in the Economist to EXOR and The Economist Group and on November 30, 2015 the Group completed the sale of the Financial Times to Nikkei. The results of the Economist and the Financial Times are included in discontinued operations to the date of sale in 2015. Also, in July 2015, the Group disposed of its interest in PowerSchool to Vista Equity Partners for consideration of £222m realizing a pre-tax gain of £30m net of a £70m write down of related software assets. The PowerSchool business was not significant enough to meet the definition of a discontinued business and its results to the date of disposal are included in continuing operations.

Sales from continuing operations decreased from £4,552m in 2016 to £4,513m in 2017, a decrease of £39m or 1%. This year on year decrease was reduced by currency movements, primarily the comparative strength of the US dollar relative to sterling during the year. In 2017 currency movements increased sales by £126m when compared to the equivalent figures at constant 2016 rates. When measured at 2016 constant exchange rates, the Group’s sales declined by 4%. Part of the decrease is due to the absence of sales from businesses sold during the year and the Group estimates that after excluding the impact of disposals, sales declined by 2% at constant exchange rates. This decrease is primarily explained by declines in North America in higher education and school courseware, school assessment and in Learning Studio, a learning management system that is being retired.

In 2017, the Group reported an operating profit of £451m compared to an operating loss of £2,497m in 2016. The increase in profit of £2,948m mainly reflects a decrease in intangible charges. At the end of 2016, following trading in the final quarter of the year, the Group determined that the underlying issues in the North American higher education courseware market were more severe than anticipated. These issues related to declining student enrolments, changes in buying patterns of students and correction of inventory levels by distributors and bookshops. As a result, the Group revised its strategic plans and estimates for future cash flows and, as a consequence, recognized an impairment to North American goodwill of £2,548m. Operating profit before these impairments increased by £400m from £51m in 2016 to £451m in 2017 mainly due to reduced restructuring costs and gains on the sale of businesses. After stripping out the effect of lower restructuring costs and gains on the sale of businesses, profits from trading declined by around £58m. This was primarily due to increased amortization charges, higher staff incentives and cost inflation, offset in part by the year on year benefit from restructuring savings.

In January 2016, the Group announced that it was embarking on a major restructuring program to simplify the business, reduce costs and position the company for growth in its major markets. Total restructuring in 2016 amounted to £338m and included costs associated with headcount reductions, property rationalization and closure or exit from certain systems, platforms, products and supplier and customer relationships. A new restructuring program, the 2017-2019 restructuring program announced in May 2017, began in the second half of 2017 and is expected to drive further significant cost savings. The cost incurred on the 2017-2019 program in 2017 was £79m.

Operating profit in 2017 included a gain of £128m from the sale of businesses. The sale of the Group’s test preparation business in China resulted in a pre-tax profit on sale of £44m, while the sale of a 22% share in PRH resulted in a pre-tax profit on sale of £96m. These were offset in part by net losses on other smaller disposals. The operating loss in 2016 included a £25m loss on the sale of businesses, primarily relating to the closure of the English language schools business in Germany and the sale of the Pearson English Business Solutions business.

Currency movements increased operating profit by £13m when compared to the equivalent figures translated at constant 2016 exchange rates.

The profit before taxation in 2017 of £421m compares to a loss before taxation of £2,557m in 2016. The increase in profit of £2,978m reflects the £2,948m increase in the reported operating profit identified above and a decrease in net finance costs of £30m, from £60m in 2016 to £30m in 2017. The Group’s net interest payable increased from £59m in 2016 to £79m in 2017. The movement in net interest payable was due to higher US interest rates in 2017, additional charges relating to the early redemption of various bonds in 2017 and additional interest on tax provisions. Also included in net finance costs are net finance costs relating to employee benefit plans, foreign exchange and other gains and losses. In 2017 the total of these items was a profit of £49m compared to a loss of £1m in 2016. Income relating to employee benefit plans was £8m lower in 2017 than in 2016 reflecting the lower net surplus on pension balances at the beginning of 2017 compared to the beginning of 2016. Other gains and losses in 2017 and 2016 primarily relate to foreign exchange differences on un-hedged cash and cash equivalents, and other financial instruments.

Net cash generated from operations decreased to £462m in 2017 from £522m in 2016. This decrease is due to higher pension deficit payments, including £202m of payments made in 2017 relating to the PRH merger in

2013 and £25m relating to the sale of the FT Group in 2015. Pension deficit payments of £90m were made in connection with the FT Group in 2016. The increase in pension payments more than offset the benefits from tight working capital control and a reduction in cash spend relating to restructuring. Net interest paid at £69m in 2017 compares to £51m in 2016 and reflects the increased interest charge for the year. Tax paid in 2017 was £75m compared to £45m in 2016 with the increase largely being due to higher profits following lower restructuring charges taken in the year compared to 2016.

Net capital expenditure on property, plant and equipment after proceeds from sales was £82m in 2017 compared to £84m in 2016. Net capital expenditure on software intangibles reduced slightly from £157m in 2016 to £150m in 2017. The expenditure on both tangible and intangible capital includes the continuing investment in enabling function technology designed to lower administrative costs. There were no significant acquisitions in either 2017 or 2016 and the net cash outflow in respect of businesses and investments acquired was £14m in 2017 and £21m in 2016. The net cash inflow in respect of businesses and investments disposed was £430m in 2017 compared to £42m in 2016. In 2017 the cash received largely related to the PRH and GEDU disposals and in 2016 includes proceeds from the sale of the remaining stake in the Economist partially offset by costs paid in 2016 relating to the Financial Times sale in 2015. Dividends from joint ventures and associates increased from £131m in 2016 to £458m in 2017, primarily due to the £312m dividend received upon re-capitalization of the PRH business as part of the transaction which included the sale of the 22% of the Group’s equity interest. Dividends paid of £318m in 2017 compares to £424m in 2016 reflecting the rebasing of the dividend in 2017 to reflect portfolio changes, increased investment and to align with profit expectations. Overall the Group’s net borrowings decreased from £1,092m at the end of 2016 to £432m at the end of 2017. The reduction in net debt was due to the disposal proceeds and PRH re-capitalization dividends, offset in part by higher pension payments and cash returned to shareholders via the share buy-back program.

Outlook

In 2018, the Group expects to report adjusted operating profit of between £520m and £560m (including businesses held for sale.) Adjusted operating profit, which is the key financial measure used by management to evaluate the performance of the Group and allocate resources to business segments, excludes profits and losses on the sale of businesses, acquisition costs, amortization and impairment of acquired intangibles, the cost of major restructuring programs and the impact of US tax reform. Reconciliations of adjusted operating profit to statutory operating profit are included in note 2 within Item 18–Financial Statements. The base for 2018 adjusted operating profit guidance is 2017 adjusted operating profit of £510m, being £576m less the full year impacts of disposals made in 2017 (£44m) and less favorable exchange rates at December 31, 2017 (£22m). The Group expects to complete the disposal of WSE and its stake in Mexican joint-venture Utel in the first-half of 2018 and has announced that it has concluded the strategic review of its US K-12 courseware business and has classified the business as held for sale. WSE contributed £195m to 2017 sales and WSE and Utel contributed £5m to 2017 adjusted operating profit and £5m to statutory operating profit. US K-12 courseware is expected to contribute £385m to 2018 sales and around £11m to 2018 adjusted and statutory operating profit. The Group’s 2018 guidance incorporates cost inflation of approximately £50m together with other operational factors and incentives of £30m. It expects incremental in-year benefits from the 2017-2019 restructuring program of £80m in 2018. Costs relating to major restructuring of approximately £90m will continue to be excluded from adjusted operating profit.

In North America, the Group expects US Higher Education courseware revenues to be flat to down by a mid-single digit percent as similar pressures seen in the last two years continue with lower college enrolments, increased use of open educational resources (OER) and attrition from growth in the secondary market driven by print rental, partially offset by growth in digital revenues, benefits from the Group’s actions to promote access over ownership and a continued normalization of channel returns behavior. Evidence of a marginally slower rate of decline in US student enrolment together with slightly lower than expected attrition from OER in 2017, means that the Group is now planning for an underlying decline in demand of around 6% in US higher education courseware, slightly improved from its prior range of 6% to 7%. The Group expects stable testing revenues in North America student assessment as new contracts offset a continued contraction in revenue associated with the Partnership for Assessment of Readiness for College and Careers (PARCC) contract. Connections Education is expected to grow modestly as new partner school openings and good growth in enrolment is partially offset by in-sourcing of non-core services by some partners and contract exits. North American Online Program Management (OPM) is expected to see modest growth in revenue as investment in new programs begins to ramp up. Professional certification is expected to grow revenues in the mid-single digits benefiting from new contracts, including the nationwide contract with the Association of American Medical Colleges (AAMC).

In Core, the Group is expecting modest growth driven by its recent investments in student assessment and qualifications, which offer new products and services of considerably greater value, along with continued growth in Pearson Test of English (PTE) and OPM, with 10 new program launches in the UK, and growth in existing programs in Australia.

In Growth, The Group expects a modest increase in revenues, with growth in China in ELT products, PTE and in South Africa (due to improving enrolments in CTI), partially offset by declines in school courseware after a strong 2017. In Brazil, the Group expects revenue to increase modestly from growth in Wizard and school sistemas, partially offset by declines in government contracts. In India, PTE and MyPedia are expected to continue growing.

In Penguin Random House, the Group anticipates a broadly level publishing performance and an annual after-tax contribution of around £60m-£65m to ITS adjusted operating profit.

Sales information by segment

The following table shows sales information for each of the past three years by segment:

	Year Ended December 31
	2017	2016	2015
	£m	£m	£m
North America	2,929	2,981	2,940
Core	815	803	815
Growth	769	768	713

Total continuing operations	4,513	4,552	4,468

Discontinued operations	—	—	312

Total	4,513	4,552	4,780

Sales information by geographic market supplied

The following table shows sales information for each of the past three years by geographic region:

	Year Ended December 31
	2017	2016	2015
	£m	£m	£m
Continuing operations
European countries	646	648	667
North America	2,896	2,947	2,907
Asia Pacific	643	632	590
Other countries	328	325	304

Total continuing operations	4,513	4,552	4,468

Discontinued operations
European countries	—	—	198
North America	—	—	74
Asia Pacific	—	—	35
Other countries	—	—	5

Total discontinued operations	—	—	312

Total	4,513	4,552	4,780

In the table above sales are allocated based on the country in which the customer is located.

Exchange rate fluctuations

The Group earns a significant proportion of its sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was £1:$1.30 in 2017, £1:$1.33 in 2016 and £1:$1.53 in 2015. Fluctuations in exchange rates can have a significant impact on the Group’s reported sales and profits. In 2017, the Group generated 65% of its continuing sales in the US (2016: 65%; 2015: 63%). In 2017 the Group estimates that a five cent change in the average exchange rate between the US dollar and sterling would have had an impact on its reported earnings per share of approximately 2p and a five cent change in the closing exchange rate between the US dollar and sterling would have had an impact on shareholders’ funds of approximately £130m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information. The year-end US dollar rate for 2017 was £1:$1.35 compared to £1:$1.23 for 2016 and £1:$1.47 for 2015. The total impact on shareholders’ funds of foreign exchange translation was a loss of £313m in 2017 compared to a gain of £913m in 2016. These net movements are principally driven by movements in the US dollar as a significant portion of the Group’s operations are in the US. However, in 2016, other currencies contributed to the foreign exchange gain as many of these other currencies also strengthened in comparison to sterling.

Critical accounting policies

The Group’s consolidated financial statements, included in “Item 18. Financial Statements”, are prepared based on the accounting policies described in note 1 to the consolidated financial statements.

Certain of these accounting policies require the application of management judgment in selecting assumptions when making significant estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. These policies are described in note 1a (3) in “Item 18. Financial Statements”.

Results of operations

Year ended December 31, 2017 compared to year ended December 31, 2016

Consolidated results of operations

Sales

The Group’s total sales decreased from £4,552m in 2016 to £4,513m in 2017, a decrease of £39m or 1%. The year on year movement was impacted by currency movements, primarily the comparative strength of the US dollar relative to sterling during the year. In 2017, currency movements increased sales by £126m when compared to the equivalent figures at constant 2016 rates. When measured at 2016 constant exchange rates, the Group’s sales declined by 4%. Part of the decrease is due to the absence of sales from businesses sold during the year and the Group estimates that after excluding the impact of disposals, sales declined by 2% at constant exchange rates.

North America sales decreased by £52m or 2% from £2,981m in 2016 to £2,929m in 2017. The Group estimates that after excluding the impact of exchange and the contribution from businesses disposed in 2016 and 2017, North America sales declined by 4% in 2017 compared to 2016 due to declines in higher education and school courseware, school assessment and in Learning Studio, a learning management system that is being retired. North America continued to be the most significant source of the Group’s sales and as a proportion of sales contributed 65% in both 2017 and 2016.

Core sales increased by £12m or 1% from £803m in 2016 to £815m in 2017. The Group estimates that after excluding the impact of exchange and the contribution from businesses disposed in 2016, Core sales were flat when comparing 2017 and 2016. Sales growth in OPM in the UK and Australia and growth in the Pearson Test of English were offset by declines in school, higher education, English courseware and student assessment and qualifications.

Growth sales increased by £1m from £768m in 2016 to £769 in 2017. The Group estimates that after excluding the impact of exchange and the contribution from businesses disposed in 2017, Growth sales were flat when comparing 2017 and 2016. Increases in China, school courseware in South Africa and Pearson Test of English, were offset by declines in higher education services primarily due to lower enrolment at CTI, the university business in South Africa and business rationalization in India, and declines in Brazil.

Cost of goods sold and operating expenses

The following table summarizes the Group’s cost of sales, net operating expenses and impairment of intangible assets:

	Year Ended December 31
	2017	2016
	£m	£m
Cost of goods sold	2,066	2,093
Operating expenses
Distribution costs	84	88
Selling, marketing and product development costs	896	908
Administrative and other expenses	1,207	1,240
Restructuring costs	79	329
Other income	(64)	(85)

Total net operating expenses	2,202	2,480
Other net (gains) and losses	(128)	25
Impairment of intangible assets	—	2,548

Total expenses	4,140	7,146

Cost of goods sold. Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges, the cost of service provision in the assessment and testing business and the cost of teaching and facilities in direct delivery businesses. The Group’s cost of sales decreased by £27m, or 1%, from £2,093m in 2016, to £2,066m in 2017. The decrease largely reflects the decrease in sales but also includes some benefit from 2016 restructuring realized in 2017. Cost of sales was 45.8% of sales in 2017 compared to 46.0% in 2016.

Distribution costs. Distribution costs consist primarily of shipping costs, postage and packing. Distribution costs have decreased by £4m reflecting restructuring benefits and the continuing shift to digital and services products.

Selling, marketing and product development costs. The Group’s selling, marketing and product development costs decreased by £12m or 1% from £908m in 2016 to £896m in 2017. As a percentage of sales, these costs were consistent at 19.9% in both 2016 and 2017.

Administrative and other expenses. The Group’s administrative and other expenses decreased by £33m or 3% from £1,240m in 2016 to £1,207m in 2017. This decrease is largely due to the full impact of restructuring savings from the 2016 program flowing through in 2017, partly offset by continuing investment in technology.

Restructuring costs. In 2017, restructuring costs of £79m relate to the 2017-2019 restructuring program announced in May 2017 and include costs incurred in the second half of 2017 relating to this program. Total restructuring in 2016 amounted to £338m and included costs associated with headcount reductions, property rationalization and closure or exit from certain systems, platforms, products and supplier and customer relationships.

Other income. Other operating income mainly consists of freight recharges, sub-rights and licensing income, distribution commissions, investment income and gains on minor asset disposals together with the service fee income from Penguin Random House. Other operating income decreased to £64m in 2017 compared to £85m in 2016 mainly due to a decline in investment income following the disposal of investments and the absence of gains on asset disposals.

Other net gains and losses. Other net gains and losses in 2017 include the sale of the Group’s test preparation business in China, which resulted in a pre-tax profit on sale of £44m, the sale of a 22% share in PRH, which resulted in a pre-tax profit on sale of £96m and net losses of £12m relating to other smaller disposals. Included in other gains and losses in 2016 are losses of £25m associated with the closure of the English language schools in Germany and the sale of the Pearson English Business Solutions business.

Impairment of intangible assets. At the end of 2016, following trading in the final quarter of the year, the Group determined that the underlying issues in the North American higher education courseware market were more severe than anticipated. These issues related to declining student enrolments, changes in buying patterns of students and correction of inventory levels by distributors and bookshops. As a result, in January 2017, the Group revised its strategic plans and estimates for future cash flows and, as a consequence, recognized an impairment to North American goodwill of £2,548m. There were no impairments in 2017.

Share of results of joint ventures and associates

The contribution from the Group’s joint ventures and associates decreased by £19m to £78m in 2017 from £97m in 2016. The decrease is mainly due to the sale of 22% of PRH resulting in a lower share of profits for the final quarter of the year, which is the peak selling season for consumer publishing businesses.

Operating profit/(loss)

In 2017, there was an operating profit of £451m compared to an operating loss on a continuing basis of £2,497m in 2016. The increase in profits primarily reflects the absence of impairment charges in 2017 (£2,548m in 2016), lower restructuring costs (£79m in 2017 compared to £338m in 2016) and gains from the sale of businesses (a gain of £128m in 2017 compared to a loss of £25m in 2016). After stripping out the absence of impairments, lower restructuring costs and gains on the sale of businesses, profits from trading declined by around £58m. This was primarily due to increased amortization charges, higher staff incentives and cost inflation, offset in part by the year on year benefit from restructuring savings.

Net finance costs

Net interest payable in 2017 was £79m, compared to £59m in 2016. The increase was primarily due to higher US interest rates in 2017, additional charges relating to the early redemption of various bonds during the year and some additional interest on tax provisions. In March and November 2017 respectively, the Group redeemed the $550m 6.25% Global dollar bonds and $300m 4.625% US dollar notes, both originally due in 2018. In addition, in August 2017, the Group redeemed $383m out of the $500m 3.75% US dollar notes due in 2022 and $406m out of the $500m 3.25% US dollar notes due in 2023. Although there is a charge in respect of the early redemptions, there are partial year savings as a result which have flowed through the income statement in the period since redemption, with the full annualized savings coming through in 2018.

Other net finance costs are finance income and costs on retirement benefits, foreign exchange, interest costs relating to acquisition consideration and other gains and losses on derivative financial instruments. The decrease in finance income in respect of employee benefit plans from £11m in 2016 to £3m in 2017 reflects the lower net surplus on pension balances at the beginning of 2017 compared to the beginning of 2016. Both the exchange gain in 2017 of £44m and the exchange loss in 2016 of £20m mainly relate to foreign exchange differences on unhedged cash and cash equivalents and other financial instruments.

For a more detailed discussion of the Group’s borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Taxation

The total tax charge in 2017 of £13m represents 3.1% of pre-tax profit and compares to a benefit of £222m or 8.7% of pre-tax losses in 2016. The tax benefit in 2016 was mainly due to the release of deferred tax liabilities relating to tax deductible goodwill that was impaired. The low tax rate in 2017 is largely attributable to uncertain tax position releases due to the expiry of the relevant statutes of limitation. As a result of US tax reform, the reported tax charge includes a benefit from revaluation of deferred tax balances to the reduced federal rate of £5m and a repatriation tax charge of £6m. The Group continues to analyze the detail of the new legislation and this may result in revisions to these impacts. In addition to the impact on the reported tax charge, the Group’s share of profit from associates was adversely impacted by £8m.

Discontinued operations

There were no discontinued operations in either 2016 or 2017.

Profit/(loss) for the year

The profit for the financial year in 2017 was £408m compared to a loss in 2016 of £2,335m. The loss in 2016 includes the impairment charge of £2,548m and higher restructuring charges, as noted above.

Earnings/(loss) per ordinary share

The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 49.9p in 2017 compared to a loss per share of 286.8p in 2016 based on a weighted average number of shares in issue of 813.4m in 2017 and 814.8m in 2016. The increase in earnings per share was due to the increase in profit for 2017 described above and was not significantly affected by the movement in the weighted average number of shares.

The diluted earnings per ordinary share was also 49.9p in 2017, with the dilutive effect of options being minimal. The diluted earnings per ordinary share in 2016 was the same as the basic earnings per ordinary share due to the loss for the year.

Exchange rate fluctuations

Currency movements increased sales by £126m and increased the operating profit by £13m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding the Group’s management of exchange rate risks.

Sales and operating profit by segment

The following tables summarize the Group’s sales and adjusted operating profit for each of the Group’s business segments. Adjusted operating profit is included as it is the key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments by separating out those items of income or expenditure relating to acquisition and disposal transactions.

In the Group’s adjusted operating profit it has excluded other net gains and losses, acquisition costs, amortization and impairment of acquired intangibles, the cost of major restructuring programs and the impact of

US tax reform. The intangible charges relate only to intangible assets acquired through business combinations and acquisition costs are the direct costs of acquiring those businesses. The Group does not believe these charges are relevant to an understanding of the underlying performance. Charges relating to acquired intangible assets are non-cash charges that reflect the historical expenditure of the acquired business. These acquired intangible assets continue to be supported by ongoing expenditure that is reported within adjusted operating profit. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are also excluded from adjusted operating profit as it is important to highlight their impact on operating profit, as reported, in the period in which the disposal transaction takes place in order to understand the underlying trend in the performance of the Group. US tax reform in 2017 resulted in the revaluation of deferred tax balances. These revaluations have been excluded from adjusted earnings in 2017 due to their one-off nature.

A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year Ended December 31, 2017
£m	North America	Core	Growth	PRH	Continuing	Discontinued	Total
Sales	2,929	815	769	—	4,513	—	4,513
	65%	18%	17%	—	100%
Total operating profit	242	27	28	154	451	—	451

Add back:
Other net gains and losses	3	—	(35)	(96)	(128)	—	(128)
Acquisition costs	—	—	—	—	—	—	—
Costs of major restructuring	60	11	8	—	79	—	79
Intangible charges	89	12	37	28	166	—	166
Impact of US tax reform	—	—	—	8	8	—	8

Adjusted operating profit: continuing operations	394	50	38	94	576	—	576
Adjusted operating profit: discontinued operations	—	—	—	—	—	—	—

Total adjusted operating profit	394	50	38	94	576	—	576

	68%	9%	7%	16%	100%	—%	100%

	Year Ended December 31, 2016
£m	North America	Core	Growth	PRH	Continuing	Discontinued	Total
Sales	2,981	803	768	—	4,552	—	4,552
	65%	18%	17%	—	100%
Total operating profit	(2,448)	(33)	(100)	84	(2,497)	—	(2,497)

Add back:
Other net gains and losses	12	12	1	—	25	—	25
Acquisition costs	—	—	—	—	—	—	—
Costs of major restructuring	172	62	95	9	338	—	338
Intangible charges	2,684	16	33	36	2,769	—	2,769

Adjusted operating profit: continuing operations	420	57	29	129	635	—	635
Adjusted operating profit: discontinued operations	—	—	—	—	—	—	—

Total adjusted operating profit	420	57	29	129	635	—	635

	66%	9%	5%	20%	100%	—%	100%

North America

Sales in North America decreased by £52m or 2% from £2,981m in 2016 to £2,929m in 2017 and adjusted operating profit decreased by £26m, or 6%, from £420m in 2016 to £394m in 2017. The Group estimates that after excluding the impact of exchange and the contribution from businesses disposed in 2017 and 2016, North America sales declined by 4% in 2017 compared to 2016 primarily due to anticipated declines in higher education and school courseware, school assessment, and Learning Studio, a learning management system was retired.

There were no impairment charges in 2017. In 2016, the Group recognized an impairment to its US goodwill. At the end of 2016, following trading in the final quarter of the year, the Group determined that the underlying issues in the North American higher education courseware market were more severe than anticipated. These issues related to declining student enrolments, changes in buying patterns of students and correction of inventory levels by distributors and bookshops. As a result, in January 2017, the Group revised its strategic plans and estimates for future cash flows and, as a consequence, recognized an impairment to North America goodwill of £2,548m. The 2017 North America results also include £60m in respect of the further major restructuring program announced during the year. 2016 results included £172m in respect of the previous major restructuring program and other losses on disposal mainly relating to the sale of the Pearson English Business Solutions business. Overall adjusted operating margins in the North America business declined in 2017 to 13.5% compared to 14.1% in 2016 due primarily to the impact of lower sales and other operating factors, partially offset by restructuring savings.

North America — courseware

In school courseware, revenue declined 6% primarily due to sharp declines across Open Territory states in the second half of the year. This was partially offset by growth in adoption state revenues where strong performance in Texas Grades K-12 Spanish, Indiana Grades K-12 Science and South Carolina Grades 6-8 Science outweighed a lower adoption participation rate resulting from the decision not to compete for the California Grades K-8 English Language Arts (ELA) adoption with a core basal program. The new adoption participation rate fell to 61% in 2017 from 64% in 2016. The Group won an estimated 38% share of adoptions competed for (30% in 2016) and 29% of total new adoption expenditure of $365m (19% of $470m in 2016).

In higher education, total US college enrolments, as reported by the National Student Clearinghouse, fell 1.1%, with combined two-year public and four-year for-profit enrolments declining 2.5%. Enrolment weakness was particularly focused on part-time students where enrolment declined 3.3%, a bigger decline than in any of the last five years. Full-time enrolment grew 0.3%, the first expansion since late 2010. Net revenues at constant exchange rates in the higher education courseware business declined 3% during the year. It is estimated that around 2% of this decline was driven by lower enrolment; just over 1% from the adoption of Open Educational Resources (OER); around 5% from the secondary market, new initiatives and other factors, primarily the growth in print rental; offset by an around 3% benefit from institutional selling and the shift to digital and a 2% benefit in 2017 from lower returns by the channel.

In 2017, the Group’s US higher education courseware market share, as reported by MPI, was in the upper half of the 40-41.5% range seen over the last five years. During 2017, the Group performed strongly in Statistics and Business Statistics, Biology and Accounting. Statistics benefited from the popularity of “best in class” learning application StatCrunch, Biology from the success of Campbell Biology 11e and MasteringBiology, and Accounting from the success of Miller-Nobles Horngren Accounting 11e and MyAccountingLab. This was offset by weakness in Information Technology, particularly in the for-profit sector, and continued softness in Developmental Mathematics.

Digital revenues grew 9% benefiting from continued growth in direct sales, favourable mix and selected price increases. Global digital registrations of MyLab and related products fell 1%. In North America, digital registrations fell 3% with good growth in Science, Business & Economics and Revel offset by lower overall enrolment and continued softness in Developmental Mathematics. Revel registrations grew more than 50%. Including stand-alone e-book registrations, total North American digital registrations were flat.

The actions announced in early 2017 to promote access over ownership were successfully implemented. The rental price of 2,000 eBook titles was reduced and resulted in eBook revenues increasing by more than 20% in response. The print rental program has had a successful start, with the addition of more than 90 further titles. In institutional courseware solutions, 210 institutions were signed up to the Group’s Inclusive Access (Direct Digital Access, DDA) solutions, taking the total to over 500. During the year, over 1m course enrolments were delivered with inclusive access rising to around 5% of higher education revenue as more colleges and faculties see the benefit of this model.

North America — assessment

In school assessment (State and National assessments), revenues at constant exchange rates declined by 9% due to previously announced contract losses. Colorado announced in June 2017 they will be leaving the Partnership for Assessment of Readiness for College and Careers (“PARCC”) consortium after the 2017/2018 school year. The Group won the subsequent bid to deliver ELA, Math, Science, and Social Studies for at least the next six years and also secured contract extensions in Virginia, Indiana, Arizona, Minnesota, Puerto Rico, Kentucky, New York City and North Carolina and for the National Assessment of Educational Progress.

The Group delivered 25.3m standardized online tests to K-12 students, up 7% from 2016. TestNav 8, the Group’s next-generation online test platform, supported a peak load of 752,000 tests in a single day and provided 99.99% up time. AI scoring systems scored 35m responses to open-ended test items, around 30% of the total. Paper based standardized test volumes fell 7% to 20.4m.

In professional certification, revenues grew 2%. VUE global test volume rose 1% to over 15m. Revenues in North America were flat, with continued growth in certification for professional bodies, offset by modest declines in US teacher certification and the GED (General Educational Development, the high school equivalency test that is part of a joint venture with the American Council on Education), after strong performance last year, and by weakness in higher level IT certifications in the second half.

The Group signed over 50 new contracts in 2017 including a ten-year contract with the Association of American Medical Colleges (AAMC) to administer the MCAT, and contracts with ExxonMobil for five years and the Project Management Institute for four years. Its renewal rate on existing contracts continues to be over 95%. During the year, the Group renewed over 50 contracts including the American Board of Internal Medicine (ABIM) for nine years, Florida Teacher Licensure Assessments for five years, Pharmacy Technician Certification Board (PTCB) for five years, and The Institute of Internal Auditors for four years.

Clinical assessment sales increased 2% largely due to the effect of exchange and, at constant exchange rates, declined slightly on an absence of new major product introductions. Q-Interactive, the Group’s digital solution for Clinical Assessment administration, saw continued strong growth in license sales with sub-test administrations up more than 33% over the same period last year.

North America — services

Connections Education the virtual school business, served nearly 78,000 Full Time Equivalent students through full-time virtual and blended school programs, up 6% on last year. Two new full-time online, state-wide, partner schools opened for the 2017-2018 school year. Enrolment growth from new and existing schools was partially offset by the termination of a school partnership at the end of the 2016-2017 school year. Revenues grew modestly as enrolment growth was partially offset by increased in-sourcing, as some partners took non-core services in-house. Enrolment and revenue is expected to grow in 2018 as growth in existing school partnerships and the opening of new partner schools for the 2018-2019 school year offsets the termination of two further contracts and the in-sourcing of services by some customers. The 2017 Connections Academy Parent Satisfaction Survey showed strong results with 92% of families with students enrolled in full-time online partner schools stating they would recommend the schools to others and 95% agreeing that the curriculum is of high quality.

In Pearson Online Services, revenues declined primarily due to a decline in Learning Studio revenues as the product is being retired and the restructuring of smaller non-OPM contracts. Learning Studio declined by just over 50% to a revenue contribution of £11m in 2017. In OPM, revenues grew modestly as course enrolments increased strongly, up 8% to more than 341,000, boosted by good growth and program extensions at key partners including Arizona State University Online, Maryville University, Rutgers University and University of Alabama at Birmingham and from new partners, partially offset by contract exits.

The Group signed 45 multi-year programs in 2017 renewed 19 programs and launched 14 new programs at partners including Maryville University, Duquesne University and Ohio University. During the year it also agreed the termination of nine programs that were not mutually viable and did not renew a further six programs.

Brinker International, Inc. (NYSE: EAT), one of the world’s leading casual dining restaurant companies and owner of Chili’s® Grill & Bar and Maggiano’s Little Italy®, with over 1,600 owned, operated and franchised restaurant locations, partnered with the Group to launch a comprehensive employer-education program Best You EDU that provides free educational opportunities to Brinker employees including foundational, GED and Associate Degree programs.

Core

Sales in Core markets increased by £12m, or 1%, from £803m in 2016 to £815m in 2017 while adjusted operating profit decreased by £7m, or 12%, from £57m in 2016 to £50m in 2017. At constant exchange and after excluding the contribution from disposals, Core sales were flat year on year and profits declined by 14%. Growth in OPM sales in the UK and Australia and growth in Pearson Test of English were offset by declines in school, higher education, English courseware and student assessment and qualifications.

The decline in adjusted operating profit was due to revenue mix, investment in new products and services and product line exits, partially offset by restructuring savings. The Group’s statutory results in 2017 included restructuring costs of £11m. The statutory results in 2016 included restructuring costs of £62m and a loss on closure of Wall Street English Germany of £12m.

Core — courseware

Courseware revenues declined 2%. In school, revenues declined in Australia, due to market contraction in the primary sector partly offset by slight growth in secondary, and declines in smaller markets in Europe and Africa. In higher education, revenues were down slightly due to declines in smaller markets, whilst in Australia and the UK an increase in direct to institution sales and a further shift to digital offset declines in traditional textbook sales. In English, there were declines in smaller markets.

Core — assessments

In higher education and School assessment, revenues fell 4% primarily due to lower AS level, iGCSE and Apprenticeship volumes as a result of policy changes. BTEC revenues also declined modestly as revenues recognized in 2017 lagged the greater stability seen in registrations and billed revenue in the year. The Group successfully delivered the National Curriculum Test for 2017, marking 3.5m scripts, up slightly from 2016.

Clinical assessment grew 15% with revenues benefiting from strong growth in the new editions of the Wechsler Intelligence Scale for Children (WISC-V) and the Clinical Evaluation of Language Fundamentals (CELF-5).

Pearson Test of English (PTE) saw continued strong growth in test volumes, which rose 84% from 2016, driven primarily by its use to support visa applications to the Australian Department of Immigration and Border Protection and good growth in New Zealand.

In Professional certification, revenues were flat as the impact of last year’s renegotiated terms of the UK Driving Theory test for the DVSA was offset by growth from new and existing contracts.

Core — services

In higher education services, revenues grew 17% and OPM revenues grew by 33%. In Australia, there was good growth due to the successful partnership with Monash University, and the continued success of the Graduate Diploma in Psychology. There are a total of around 9,300 course registrations across the seven programs in Australia (up from around 6,900 registrations in 2016). In the UK, five new programs were launched in addition to the two launched in 2016. UK course registrations grew to about 1,400, compared to about 370 in 2016.

English services grew, with strong growth in WSE Italy, due to the opening of new centers in 2015 and 2016, partially offset by declines in Japan.

Growth

Growth sales increased by £1m, to £769m in 2017 from £768m in 2016. Adjusted operating profit increased by £9m or 31% to £38m in 2017 from £29m in 2016. The Group estimates that, after excluding the impact of exchange rates and the incremental contribution from businesses disposed in 2017 and 2016, sales were flat year on year. Growth in China, school courseware in South Africa and Pearson Test of English was offset by declines in higher education services, primarily due to lower enrolment at CTI, business rationalization in India and declines in Brazil.

The adjusted operating profit increase reflected the benefits of prior year restructuring and the higher revenues in China, South Africa school courseware and PTE in India, partially offset by lower revenues in Brazil. The Group’s statutory results included restructuring costs of £8m in 2017 and £95m in 2016.

On November 27, 2017, The Group announced that it had agreed the sale of Wall Street English to a consortium of funds affiliated with Baring Private Equity Asia and CITIC Capital. The sale was completed on March 15, 2018.

Growth — courseware

Courseware revenues grew 7%, due to strong growth in school textbook sales in South Africa and English language courseware in China, partially offset by weakness in Brazil.

Growth — assessments

Professional Certification grew strongly. Pearson Test of English saw over 30% growth in the volume of tests taken in India.

Growth — services

In English services, growth in Wall Street English in China, due to new center openings, was more than offset by declines in Brazil due to macroeconomic pressures.

In school services, revenue fell, with student enrolment in the sistemas business in Brazil falling 14% primarily due to NAME, the public sistema, where the Group took the strategic decision to exit two thirds of its contracts with municipalities due to unattractive economic prospects, together with a reduction in student enrolments in the Dom Bosco private sistema due to challenging economic conditions. In India, Pearson MyPedia, an inside service ‘sistema’ solution for schools, expanded to over 500 schools with approximately 157,000 learners.

In higher education services, revenues declined sharply due to a 14% fall in total student enrolment at CTI, the university business in South Africa, driven by the cumulative impact of economic factors in recent years, partially offset by improved new student enrolments in 2017, together with business exits in India.

Penguin Random House

The Group owns 25% of Penguin Random House, the first truly global consumer book publishing company. The Group owned 47% until October 5, 2017, when it completed the sale of 22% to Bertelsmann. The Group’s share of Penguin Random House adjusted operating profits were £94m in 2017 compared to £129m in 2016, primarily due to the sale of part of the Group’s share.

Penguin Random House performed in line with expectations with revenues up slightly year on year on rising audio sales, broadly stable print sales, and modest ongoing declines in demand for e-books, whilst the business benefitted from bestsellers by Dan Brown, R.J. Palacio, John Grisham, Jamie Oliver, and Dr. Seuss.

The Penguin Random House Venture Combined Financial Statements are included in this report on pages F-81 to F-151.

Results of operations

Year ended December 31, 2016 compared to year ended December 31, 2015

Consolidated results of operations

Sales

The Group’s total sales from continuing operations increased from £4,468m in 2015 to £4,552m in 2016, an increase of £84m or 2%. This year on year increase was the result of currency movements, primarily the strength of the US dollar relative to sterling during the year but also due to the strength of many of the other currencies that the Group is exposed to. In 2016, currency movements increased sales by £486m when compared to the equivalent figures at constant 2015 rates. When measured at 2015 constant exchange rates, the Group’s sales declined by 9%. Part of the decrease was due to the absence of sales from businesses sold during the year and the Group estimates that after excluding the impact of disposals, sales declined by 8% at constant exchange rates.

North America sales increased by £41m or 1% from £2,940m to £2,981m, mainly due to the strengthening of the US dollar against sterling. The Group estimates that after excluding the impact of exchange and the contribution from businesses disposed in 2015 and 2016, North America sales declined by 10% in 2016 compared to 2015 due to a significant decline in US higher education courseware, together with anticipated declines in school assessment (due to previously announced contract losses) and in school courseware (due to a smaller adoption market and a lower participation rate). The declines were partially offset by growth in professional certification, virtual and blended schools and Online Program Management. North America continued to be the most significant source of the Group’s sales and, as a proportion of sales contributed 65% in 2016 and 66% in 2015.

Core sales declined by £12m or 1% from £815m in 2015 to £803m in 2016. The Group estimates that after excluding the impact of exchange movements and the closure of Wall Street English Germany, the disposal of other sub-scale businesses and the transfer of some smaller businesses to the Growth segment, Core sales declined by 4%. The decline was primarily due to expected declines in vocational course registrations in UK schools and courseware. This was partially offset by strong growth in English assessments in Australia and OPM services in the UK and Australia.

Growth sales increased by £55m or 8% from £713m in 2015 to £768 in 2016, almost all of the increase can be attributed to exchange movements, particularly the strength of key emerging market currencies compared to sterling. The Group estimates that after excluding the impact of exchange rates and the incremental contribution from businesses disposed in 2015 and 2016 and the transfer of smaller businesses from the Core segment, sales declined by 1%. In China, growth in adult English language learning and English courseware was partly offset by declines in English test preparation. In Brazil, revenues declined due to enrolment declines in the English language learning business, related to macroeconomic pressures. In South Africa, revenues grew strongly with growth in school textbooks, offset by enrolment declines at CTI. In the Middle East, revenues fell significantly due to the previously announced withdrawal from an agreement to run three Saudi Colleges of Excellence, with the colleges transitioning to new providers from 30 June 2015.

Cost of goods sold and operating expenses

The following table summarizes the Group’s cost of sales, net operating expenses and impairment of intangible assets:

	Year Ended December 31
	2016	2015
	£m	£m
Cost of goods sold	2,093	1,981
Operating expenses
Distribution costs	88	80
Selling, marketing and product development costs	908	895
Administrative and other expenses	1,240	1,195
Restructuring costs	329	35
Other income	(85)	(98)

Total net operating expenses	2,480	2,107
Other net gains and losses	25	(13)
Impairment of intangible assets	2,548	849

Total expenses	7,146	4,924

Cost of goods sold. Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges, the cost of service provision in the assessment and testing business and the cost of teaching and facilities in direct delivery businesses. The Group’s cost of sales increased by £112m, or 6%, from £1,981m in 2015, to £2,093m in 2016. The increase reflects the increase in sales but also the mix of sales, as sales declines in higher margin products were offset by sales increases in lower margin products and services. Cost of sales was 46.0% of sales in 2016 compared to 44.3% in 2015.

Distribution costs. Distribution costs consist primarily of shipping costs, postage and packing. Distribution costs increased due to the effect of exchange movements. After taking out the impact of exchange movements, distribution costs decreased due to the continuing shift to digital and services products.

Selling, marketing and product development costs. The Group’s selling, marketing and product development costs increased by £13m or 1% from £895m in 2015 to £908m in 2016. As a percentage of sales these costs were relatively consistent at 19.9% in 2016 and 20.0% in 2015, the slight decline reflecting benefits from restructuring.

Administrative and other expenses. The Group’s administrative and other expenses increased by £45m or 4% from £1,195m in 2015 to £1,240m in 2016. The increase is largely due to exchange and increased investment in technology, which offset significant savings from restructuring in 2016.

Restructuring costs. In January 2016, the Group announced that it was embarking on a major restructuring program to simplify the business, reduce costs and position the company for growth in its major markets. The scope and costs of the 2016 program are significantly more than normal levels of restructuring. Total restructuring in 2016 for the Group’s subsidiary companies amounted to £329m compared to £35m in 2015 and includes costs associated with headcount reductions, property rationalization and closure or exit from certain systems, platforms, products and supplier and customer relationships.

Other income. Other operating income mainly consists of freight recharges, sub-rights and licensing income, distribution commissions, investment income and gains on minor asset disposals together with the service fee income from Penguin Random House. Other operating income decreased to £85m in 2016 compared to £98m in 2015 mainly due to a reduction in Penguin Random House service fee income. This income decreased as Penguin Random House reduced its reliance on Pearson systems and processes and the fee of £16m in 2015 compares to a fee of £4m in 2016.

Other net gains and losses. Included in other gains and losses in 2016 of £25m are the losses associated with the closure of the Group’s English language schools in Germany and the sale of the Pearson English Business Solutions business. Included in other net gains and losses in 2015 is the profit on sale of PowerSchool of £30m, net of £70m of write downs on related software assets and small losses on investments and costs relating to prior year disposals totaling £17m.

Impairment of intangible assets. At the end of 2016, following trading in the final quarter of the year, it became clear that the underlying issues in the North American higher education courseware market were more severe than anticipated. These issues related to declining student enrolments, changes in buying patterns of students and correction of inventory levels by distributors and bookshops. As a result, in January 2017, the Group revised its strategic plans and estimates of future cash flows and, as a consequence, made an impairment to North American goodwill of £2,548m. In 2015, following economic and market deterioration in its operations in emerging markets and ongoing cyclical and policy related pressures in its mature market operations, the Group impaired intangible assets in North America by £282m, in Core markets by £37m and in Growth markets by £530m.

Share of results of joint ventures and associates

The contribution from the Group’s joint ventures and associates increased by £45m to £97m in 2016 from £52m in 2015. The increase was mainly due to Penguin Random House where there was an improved operating performance coupled with a reduced amortization charge. The intangibles amortization charge arises on intangibles recognized on the creation of Penguin Random House in 2013. The amortization profile recognizes more of the amortization in the early years with progressively less amortization in later years.

Operating loss

In 2016, there was an operating loss on a continuing basis of £2,497m compared to an operating loss on a continuing basis of £404m in 2015. The increase in loss is due to the impairment of intangible assets and the additional restructuring charges taken in 2016, as outlined above.

Net finance costs

Net interest payable in 2016 was £59m, compared to £46m in 2015. The majority of the movement in net interest payable was due to a one-off release of accrued interest in 2015 following agreement of historical tax positions. The most significant element of the net interest payable figure is interest on bond debt, with the impact of interest on tax provisions and interest receivable off setting each other. Interest on bond debt was in line with the prior year, with the savings from bond repayments offset by the impact of rising US dollar interest rates.

Other net finance costs comprise finance income and costs on retirement benefits, foreign exchange and other gains and losses. The increase in finance income in respect of employee benefit plans from £4m in 2015 to £11m in 2016 is a reflection of the more favorable funding position at the end of 2015. Both the exchange loss in 2016 of £12m and the exchange gain in 2015 of £13m mainly relate to foreign exchange differences on unhedged cash and cash equivalents and other financial instruments.

For a more detailed discussion of the Group’s borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Taxation

The total tax benefit in 2016 of £222m represents 8.7% of pre-tax losses and compares to a benefit of £81m or 18.7% of pre-tax losses in 2015. The increased benefit in 2016 is mainly due to the release of deferred tax liabilities relating to tax deductible goodwill that was impaired. The Group’s overseas profits, which arise mainly in the US, are largely subject to tax at higher rates than that in the UK (which had an effective statutory rate of 20% in 2016 and 20.25% in 2015).Although tax relief on the impairment of goodwill was significant in both 2015 and 2016, this tax relief only related to a portion of goodwill impaired and this has driven the overall tax rate below the effective statutory rates.

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

Exchange rate fluctuations

Currency movements increased sales by £486m and increased the operating loss by £454m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding the Group’s management of exchange rate risks.

Sales and operating profit by segment

The following tables summarizes the Group’s sales and adjusted operating profit for each of its business segments. Adjusted operating profit is included as it is the key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments by separating out those items of income or expenditure relating to acquisition and disposal transactions.

In its adjusted operating profit the Group has excluded other net gains and losses, acquisition costs, amortization and impairment of acquired intangibles and the cost of major restructuring. The intangible charges relate only to intangible assets acquired through business combinations and acquisition costs are the direct costs of acquiring those businesses. The Group does not believe these charges are relevant to an understanding of the underlying performance of the Group. Charges relating to acquired intangible assets are non-cash charges that reflect the historical expenditure of the acquired business. These acquired intangible assets continue to be supported by ongoing expenditure that is reported within adjusted operating profit. Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are also excluded from adjusted operating profit as it is important to highlight their impact on operating profit, as reported, in the period in which the disposal transaction takes place in order to understand the underlying trend in the performance of the Group. In 2016, the definition of adjusted operating profit was amended to exclude the cost of major restructuring activity. In January 2016, the Group announced that it was embarking on a restructuring program to simplify the business, reduce costs and position itself for growth in its major markets. The costs of the program in 2016 are significant enough to exclude from adjusted operating profit so as to better highlight the underlying performance.

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

North America

North America sales increased by £41m or 1% from £2,940m to £2,981m and adjusted operating profit decreased by £60m, or 13%, from £480m in 2015 to £420m in 2016. The Group estimates that, after excluding the impact of exchange movements and the contribution from businesses disposed in 2015 and 2016, North America sales declined by 10% in 2016 compared to 2015. This decline was due to a significant decline in US higher education courseware, together with anticipated declines in school assessment (due to previously announced contract losses) and in school courseware (due to a smaller adoption market and a lower participation rate). These declines were partially offset by growth in professional certification, virtual and blended schools and Online Program Management.

In 2016, the Group recognized an impairment to its US goodwill. At the end of 2016, following trading in the final quarter of the year, the Group determined that the underlying issues in the North American higher education courseware market were more severe than anticipated. These issues related to declining student enrolments, changes in buying patterns of students and correction of inventory levels by distributors and bookshops. As a result, in January 2017, the Group revised its strategic plans and estimates of future cash flows and, as a consequence, recognized an impairment to North America goodwill of £2,548m. In 2015, the Group recognized an impairment of £282m following ongoing cyclical and policy related pressures in its main US markets. Also in the results was the cost of the major restructuring program of £172m and other losses on disposal mainly relating to the sale of the Pearson English Business Solutions business. In 2015 the Group realized a gain on sale of PowerSchool of £30m, net of the write down of related software assets. In addition to the gain on PowerSchool there were also small losses on the sale and write down of smaller investments of £11m.

Overall adjusted operating margins in the North America business declined in 2016 to 14.1% compared to 16.3% in 2015 as cost savings from restructuring were more than offset by the margin impact of lower sales, particularly in higher education courseware.

North America — courseware

In school courseware, revenue declined 10% with a smaller new adoption market and a lower participation rate, partially offset by good growth and market share gains in Open Territories resulting from new product launches. The Group’s new adoption participation rate fell from over 90% in 2015 to 64% in 2016 due to its decision not to compete for the California Grades K-8 English Language Arts (ELA) adoption with a core basal program. It won an estimated 30% share of adoptions competed for (31% in 2015) and 19% of total new adoption expenditure of $470m (29% of $730m in 2015), driven by strong performance in Indiana Math and Social Studies and South Carolina Science and Social Studies. Sales in open territories grew strongly benefiting from the new MyPerspectives program in Grades 6 – 12 ELA, ReadyGen, Investigations 3.0, the extension of enVisionMATH to cover Grades 6 – 8 and growth in the digital reading intervention program, iLit.

In higher education courseware, total US college enrolments fell 1.4%, with combined two-year public and four-year for-profit enrolments declining 5.0%, affected by rising employment rates and regulatory change impacting the for-profit and developmental learning sectors, partially offset by modest growth in combined enrolments at four-year public and private not-for-profit institutions. Net revenues in the Group’s US higher education courseware business declined an unprecedented 18% during the year. The Group estimates that 2% of this decline was driven by lower enrolment, particularly in Community College and among older students; 3 – 4% by an accelerated impact from rental in the secondary market; and approximately 12% due to an inventory correction in the channel reflecting the cumulative impact of these factors in prior years. Underlying market share trends remained stable and the Group’s market share in the 12 months to January 2017 was 40.4%.

During 2016, the Group performed strongly in Science and Business & Economics with key titles including: Applying, Biochemistry: Concepts & Connections 1e; Amerman, Human Anatomy & Physiology 1e; Marieb, Human Anatomy & Physiology 10e; Young, Freedman, University Physics 14e and Parkin, Economics 12e. Global digital registrations of MyLab and related products grew 2%. In North America, digital registrations grew 2% with good growth in Science, Business & Economics and Revel, partly offset by continued softness in Developmental Mathematics. Skill Builder Adaptive Practice, the in-house adaptive homework solution launched in over 60 titles in 2016. Faculty-generated studies indicate that the use of MyLab, Mastering and Revel programs, as part of a broader course redesign, can support improvements in student test scores and lower institutional cost. Findings from an efficacy study suggest that students in Developmental Mathematics courses who increased their number of homework and quiz attempts in MyMathLab-Developmental increased their odds of passing; and that users of MyLab Writing who complete seven topics or more increase their final exam scores by 14%. In another study at a mid-sized university in the Midwest, during the 2015 – 2016 academic year, students using My IT Lab were able to raise their exam scores by half a letter grade for every seven additional activities attempted. In institutional courseware solutions, the Group signed 148 large-scale, enterprise adoptions of direct digital access (DDA), where content is purchased via an upfront course fee and integrated with university IT systems. New signings in the year included University of Tennessee — Knoxville and Kentucky State University.

North America — assessment

In school assessment (State and National Assessments), revenues declined 22% due to previously announced contract losses. The states of Arkansas, Mississippi and Ohio discontinued the PARCC assessments and the Group ceased to administer the majority of the current State of Texas Assessments of Academic Readiness (“STAAR”) contract, as announced in 2015. The Group replaced the loss from Massachusetts leaving PARCC by winning a five-year sub-contract to deliver Massachusetts’ new custom assessment. The Group was awarded a one-year emergency contract in Tennessee to score and report 2016 state assessments. Kentucky renewed a contract with the Group for two years to provide its state assessments in Math, English Language Arts, and Science. Arizona extended the Group’s contract to provide the English language learner assessments for the 2016 – 2017 school year, while Colorado extended a contract with the Group to provide PARCC, science and social studies assessments. The Group won new contracts in Delaware for social studies assessment and a sub-contract to develop high school math and English language arts assessments in Louisiana. The Group delivered 23.6 million standardized online tests to K-12 students, a reduction of 11% from 2015 due to overall reduction in test counts across contracts. Paper-based standardized test volumes fell 33% to 21.9 million. Digital tests on the Group’s TestNav platform now account for over 52% of testing volumes. The Group launched aimswebPlusTM, an update to its leading formative assessment platform, first launched in 2000.

In professional certification, revenues grew 7% with VUE global test volumes up 3% to almost 15 million, boosted by continued growth in IT, professional, US teacher certification programs and strong growth in GED. The Group renewed its contracts with the Computing Technology Industry Association (CompTIA) for three years, the Florida Department of Business & Professional Regulation for five years, the American Register of Radiologic Technologists (ARRT) for seven years and a contract to administer insurance back office licensing services in North Carolina for five years.

Clinical assessment sales declined 1% following the strong performance over the previous two years driven by the introduction of the fifth edition of the Wechsler Intelligence Scale for Children (WISC-V). Behavior Assessment for Children 3e (BASC) continues to see strong growth; and Q-Interactive, the Group’s digital solution for clinical assessment administration, saw continued strong growth in licence sales with sub-test administrations up more than 80% over the same period last year.

North America — services

Connections Education, the Group’s virtual school business, served nearly 73,000 full-time equivalent students through full-time virtual and blended school programs, up 6% on last year. Connections revenues grew 8%. Five new full-time online, statewide, partner schools opened for the 2016 – 2017 school year in Arkansas, Washington, Colorado, Pennsylvania and New Mexico. The 2016 Connections Education Parent Satisfaction Survey showed strong results with 92% of families with students enrolled in full-time online partner schools stating that they would recommend the schools to others.

In Pearson Online Services, the higher education OPM business, course enrolments grew strongly, up over 19% to more than 314,000, boosted by strong growth in Arizona State University Online, new partners and program extensions. The Group signed 11 new programs in 2016 including two new partners: Eastern Gateway Community College in collaboration with American Federation of State, County and Municipal Employees, and took over an existing suite of online Nursing programs with Duquesne University. Strong growth in OPM was partially offset by a decline in Learning Studio, which is currently being retired. Overall revenues grew 5%.

Core

Sales in Core markets decreased by £12m, or 1%, from £815m in 2015 to £803m in 2016 while adjusted operating profit decreased by £48m, or 46%, from £105m in 2015 to £57m in 2016. At constant exchange and after excluding the closure of Wall Street English Germany, the disposal of other sub-scale businesses and the transfer of some smaller businesses to the Growth segment, Core sales declined by 4% and profits by 51%. This decline was primarily due to expected declines in vocational course registrations in UK schools and courseware. This was partially offset by strong growth in English assessments in Australia and OPM services in the UK and Australia.

In its statutory results in 2016, the Group recognized restructuring costs of £62m and a loss on closure of Wall Street English Germany of £12m. In 2015, it recognized an impairment to its goodwill of £37m mainly related to the English language teaching businesses in Europe.

Core — courseware

Courseware revenues declined 7%. School revenues declined in smaller markets in Europe and Africa, in Australia as the Group exited a number of sub-scale market segments and in the UK primary due to a smaller adoption cycle, partially offset by growth in secondary in the UK due to new product launches aligned with the Group’s qualifications and the successful delivery of The Crunch food project in partnership with the Wellcome Trust. In higher education courseware, revenues declined in smaller markets, in Australia due to phasing and in the UK as the Group exited sub-scale market segments. In the UK, 2.1 million pupils are now using a Pearson digital service on ActiveLearn Primary, including Bug Club, up from 1.8 million a year ago. In a randomized control trial, where its impact was periodically assessed, Bug Club was shown to have made a highly statistically significant impact on pupils’ reading, vocabulary and spelling performance, with a greater positive impact in schools with a higher proportion of children receiving free school meals.

Core — assessments

In higher education and School assessment, revenues fell 10%. UK qualifications have been impacted by government policy, where changes to accountability measures have led to lower vocational registrations. As expected, BTEC Firsts registrations in UK schools have begun to stabilize, though overall BTEC and apprenticeship registrations continued to fall in 2016, albeit at a slower rate. GCSE and GCE entries for summer 2016 declined modestly compared with 2015, primarily due to lower AS level entries as a result of a policy-driven shift to more linear courses. The Group successfully delivered the National Curriculum Test for 2016, marking 3.4 million scripts and successfully implemented the transition from levels to scaled scores.

Clinical assessment grew 9% with Australian revenues benefiting from strong growth in the new edition of the WISC-V. At VUE, revenues declined 1% due to the initial impact of contract renewals. The Group was awarded contracts: to continue to administer the UK driving theory test for the UK DVSA for four years from September 2016; to continue to provide testing services to the Construction Industry Training Board for four years from April 2017; and to administer the UK Clinical Aptitude Test for five years from January 2017. In France, VUE was awarded a new licence by the Délégation à la Sécurité et à la Circulation Routières (DSCR) du Ministere de l’Intérieur to be one of the providers administering the country’s computer-based driving theory exam throughout France.

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

Core — services

In higher education services, revenues grew 12%. OPM revenues grew 74%. Australia saw strong growth due to the successful partnership with Monash University, led by the Graduate Diploma in Psychology, now one of Monash’s largest postgraduate courses. The partnership with Griffith University remains strong, with performance driven mainly by the MBA course. In the UK, the ongoing OPM partnership with King’s College London saw the Group commence teaching in early 2016 of several post graduate Psychology and Law programs. The Group has signed an additional partnership with Manchester Metropolitan University to launch three online postgraduate degrees in Business Studies in 2017, and has also partnered with another Russell Group University to launch a wide range of online postgraduate programs over the next four years.

Wall Street English revenues grew strongly in Italy as the Group opened new centers and rolled out the New Student Experience (NSE) in all centers in the country. The NSE delivers a next generation Wall Street English service with adaptive, personalized learning incorporating Pearson’s Global Scale of English. The Group announced the closure of its unprofitable Wall Street English schools in Germany.

Growth

Growth sales increased by £55m, or 8%, to £768m in 2016 from £713m in 2015. Adjusted operating profit increased by £32m to a profit of £29m in 2016 from a loss of £3m in 2015. The Group estimates that after excluding the impact of exchange rate movements, the incremental contribution from businesses disposed in 2015 and 2016 and the transfer of smaller businesses from the Core segment, sales declined by 1%. In China, growth in adult English language learning and English courseware was partly offset by declines in English test preparation. In Brazil, revenues declined due to enrolment declines in the English language learning business, related to macroeconomic pressures. In South Africa, revenues grew strongly with growth in school textbooks, offset by enrolment declines at CTI. In the Middle East, revenues fell significantly due to the previously announced withdrawal from an agreement to run three Saudi Colleges of Excellence, with the colleges transitioning to new providers from June 30, 2015.

Adjusted operating profit increased reflecting the benefits of restructuring and the absence of a contract termination charge in the Middle East which impacted the first half of 2015.

In its statutory results, the Group included restructuring costs of £95m in 2016. In 2015, reflecting the significant economic and market deterioration in the Group’s operations in emerging markets, the Group wrote down the balance sheet value of its goodwill and intangibles for businesses in Growth markets by £530m. This represented impairments of £269m for Brazil, £181m for China, £58m for South Africa and £22m for other Growth markets.

In February 2017, the Group announced the intention to explore potential partnership for its English language learning business Wall Street English (WSE) and possible sale of its English test preparation business Global Education (GEDU).

Growth — courseware

Courseware revenues grew 8%, due to strong growth in school textbook sales in South Africa and English language courseware in China, Argentina and Mexico partially offset by weakness in Brazil. The Group saw strong growth in registrations for MyEnglishLab boosted by new editions of key titles such as Speakout and Top Notch. Middle East school courseware declined as a result of macroeconomic pressure and lower purchases from key international school clients.

Growth — services

In China, growth in Wall Street English (WSE) was offset by declines at Global Education. Enrolments grew 8% at WSE, to 72,500. The Group launched the New Student Experience across all 68 WSE China centers, opened two new retail centers in Beijing and Shenzhen and a new corporate training center in Shenzhen. In Global Education, two cities were transferred to franchisees. Underlying revenue declined, with lower enrolments partially offset by an ongoing shift to more premium courses with smaller class sizes.

In Brazil, student enrolment in the Group’s sistemas business fell 9% due to attrition in NAME and Dom Bosco partially offset by new students at COC. Revenues grew slightly due to improved mix. Revenues in English language learning fell due to challenging economic conditions, partially offset by an increased footprint for the Group’s leading brand in language learning, Wizard, where new school openings expanded the number of franchise schools by 7% to 2,392. At the Group’s public sistema (NAME), an efficacy study suggested that, after controlling for all of the identified student and school level factors, grade 5 NAME students significantly outperformed comparison students by 28 points in mathematics equating to one level higher attainment in the state Prova Brasil assessment. In another study at the Group’s largest private sistema (COC), students scored significantly higher than students in similar non-COC schools in Writing, natural sciences, humanities, language, and mathematics.

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

Penguin Random House

During both 2016 and 2015, the Group owned 47% of Penguin Random House the first truly global consumer book publishing company. The Group’s share of Penguin Random House adjusted operating profits were £129m compared to £90m for 2015.

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

Penguin Random House completed the sale of its travel-content division, Fodors, to Internet Brands, an online media and technology company, on June 30, 2016, and transferred the ownership of Random House Studio, its film and television development and production division, to a division of Bertelsmann.

The integration of Penguin and Random House continued to provide benefits in 2016 including net benefits from the first full year of systems and warehouse combinations in North America and in Spain and Latin America.

With the integration of Penguin Random House complete, and with greater industry-wide stability on digital terms, on February 24, 2017 the Group announced that it had issued an exit notice regarding its 47% stake in Penguin Random House to its JV partner Bertelsmann, with a view to selling its stake or recapitalizing the business and extracting a dividend. On October 5, 2017 the Group completed the sale of a 22% share in Penguin Random House to Bertelsmann, retaining a 25% share. The Group used the proceeds from this action to maintain a strong balance sheet; invest in its business; and return excess capital to shareholders whilst retaining an investment grade credit rating.

The Penguin Random House Venture Combined Financial Statements are included in this report on pages F-81 to F-151.

Liquidity and capital resources

Cash flows and financing

Net cash generated from operations decreased by £60m (or 11%) to £462m in 2017 from £522m in 2016, primarily due to higher special pension contributions (£227m in 2017 compared to £90m in 2016) and exchange movements due to the strengthening of sterling against the US dollar, with some offset from lower spend on restructuring (£71m in 2017 v £167m in 2016). Net cash generated from operations increased by £4m (or 1%) to £522m in 2016 from £518m in 2015 reflecting lower cash incentive payments and tight working capital partially offset by restructuring spend and higher pension deficit payments.

Net interest paid increased by £18m (or 35%) to £69m in 2017 from £51m in 2016 reflecting higher US interest rates and premiums incurred on the early redemption of bonds and associated swaps, as the Group sought to increase the efficiency of its balance sheet. Net interest paid in 2016 was the same as 2015 at £51m and reflects the similar interest charge for the year after taking out the one-off release of accrued interest in 2015 following agreement of historical tax positions.

Capital expenditure on property, plant and equipment and software intangibles was £232m in 2017, £245m in 2016 and £247m in 2015. The expenditure in all years on both tangible and intangible capital is largely due to the continuing investment in enabling function technology, designed to lower administrative costs.

The acquisition of subsidiaries, joint ventures and associates accounted for a cash outflow of £11m in 2017, £15m in 2016 and £20m in 2015. There were no major acquisitions in either 2017, 2016 or 2015.

The sale of subsidiaries and associates produced a net cash inflow of £430m in 2017 compared to an outflow of £50m in 2016 and an inflow of £1,409m in 2015. The cash inflow in 2017 relates to the Group’s sale of a 22% stake in Penguin Random House to Bertelsmann for £413m and the sale of its test preparation business in China for £54m, less the associated costs and cash disposed. There were no significant disposals of subsidiaries and associates in 2016, with the cash outflow relating primarily to the disposal of the FT Group in 2015. The cash inflow in 2015 relates to the proceeds on the sale of the Financial Times of £858m, the proceeds on the sale of The Economist Group of £377m and proceeds on the sale of PowerSchool £222m.

The cash outflow from financing of £1,759m in 2017 reflects the early redemption of various bonds (and their associated swaps) and the partial completion of a share buyback program, offset in part by a lower dividend. In March and November 2017 respectively, the Group redeemed $500m 6.25% Global dollar bonds and $300 4.625% US dollar notes, both originally due in 2018. In addition, in August 2017, the Group redeemed $383m out of the $500m 3.75% US dollar notes due in 2022 and $406m out of the 3.25% US dollar notes due in 2023. In July 2017, the Group announced its intention to buy back £300m worth of its own shares. As at the end of 2017, the Group had spent £149m under this share buy-back program. The cash outflow from financing of £697m in 2016 reflects a broadly flat dividend payment compared to 2015 and the repayment of a $350m US Dollar note. The cash outflow from financing of £364m in 2015 reflects a further 7% increase in the dividend, the repayment of a £300m Sterling bond, offset in part by the proceeds from the issue of a €500m Euro note.

Capital resources

The Group’s borrowings fluctuate by season due to the effect of the school year on the working capital requirements in the educational materials business. Assuming no acquisitions or disposals, the Group’s maximum level of net debt normally occurs in July, and its minimum level of net debt normally occurs in December. Based on a review of historical trends in working capital requirements and of forecast monthly balance sheets for the next 12 months, the Group believes that it has sufficient funds available for the Group’s present requirements, with an appropriate level of headroom given its portfolio of businesses and current plans. The Group’s ability to expand and grow its business in accordance with current plans and to meet long-term capital requirements beyond this 12-month period will depend on many factors, including the rate, if any, at which its cash flow changes and the availability of public and private debt and equity financing, including its ability to secure bank lines of credit. The Group cannot be certain that additional financing, if required, will be available on favorable terms, if at all.

At December 31, 2017, the Group’s net debt was £432m compared to £1,092m at December 31, 2016 reflecting proceeds from disposals, offset in part by special pension contributions. Net debt is defined as all short-term, medium-term and long-term borrowing (including finance leases), less all cash, cash equivalents and liquid resources. Cash equivalents comprise short-term deposits with a maturity of up to 90 days, while liquid resources comprise short-term deposits with maturities of more than 90 days and other marketable instruments which are readily realizable and held on a short-term basis. Total Short-term, medium-term and long-term borrowing amounted to £1,085m at December 31, 2017, compared to £2,468m at December 31, 2016 reflecting the bonds repaid during the year.. At December 31, 2017, total cash and liquid resources were £645m, compared to £1,459m at December 31, 2016. This decrease reflects the utilization of cash to pay down long-term debt and create a more efficient balance sheet.

To ensure efficient use of the cash balances, in January 2018, the Group executed market tenders to repurchase €250m out of its €500m euro 1.875% notes due May 2021 and €200m out of its €500m euro 1.375% notes due May 2025.

Contractual obligations

The following table summarizes the maturity of the Group’s borrowings, its obligations under non-cancelable leases, and pension funding obligations, exclusive of anticipated interest payments. Due to the variability of future interest payments, these have been excluded from the table below.

	At December 31, 2017
	Total	Less than one year	One to two years	Two to five years	After five years
	£m	£m	£m	£m	£m
Gross borrowings:
Bank loans, overdrafts and commercial paper	15	15	—	—	—
Bonds	1,062	—	—	548	514
Finance lease obligations	8	4	3	1	—
Operating lease obligations	1,201	156	139	307	599
UK Pension funding obligations	25	25	—	—	—

Total	2,311	200	142	856	1,113

The UK pension funding obligation of £25m is subject to change upon completion of the latest actuarial valuation of the UK Group plan.

At December 31, 2017 the Group had capital commitments for fixed assets, including finance leases already under contract, of £nil (2016: £9m). There are contingent liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition there are contingent liabilities in respect of legal and royalty claims. None of these claims or guarantees is expected to result in a material gain or loss.

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

The Group has in place a committed revolving credit facility of $1.75bn, which matures in August 2021. At December 31, 2017, the full $1.75bn was available under this facility. This credit facility contains two key covenants measured for each 12 month period ending June 30 and December 31:

The Group must maintain the ratio of its profit before interest, tax and amortization to its net interest payable at no less than 3:1; and

The Group must maintain the ratio of its rolling 12 month average net debt to its EBITDA, explained below, at no more than 4:1.

“EBITDA” refers to earnings before interest, taxes, depreciation and amortization. The Group is currently in compliance with these covenants.

See note 18 of “Item 18. Financial Statements” for information on the Group’s longer term loans from banks and capital markets.

Treasury policy

The Group’s treasury policy is described in note 19 of “Item 18. Financial Statements”. For a more detailed discussion of the Group’s borrowing and use of derivatives, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Related parties

There were no significant or unusual related party transactions in 2017, 2016 or 2015. Refer to note 36 in “Item 18. Financial Statements”.

Accounting policies

For a description of the Group’s principal accounting policies used refer to note 1 in “Item 18. Financial Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

The Group is managed by a board of directors and a chief executive who reports to the board and manages through an executive committee. The Groups refer to the board of directors, the chairman of the board of directors and the executive committee as its “senior management”.

The following table sets forth information concerning directors, as of February 28, 2018.

Name	Age	Position
Sidney Taurel	69	Chairman
John Fallon	55	Chief Executive
Elizabeth Corley, CBE	61	Non-executive Director
Vivienne Cox, CBE	58	Senior Independent Director
Josh Lewis	55	Non-executive Director
Linda Lorimer	65	Non-executive Director
Michael Lynton	58	Non-executive Director
Harish Manwani	64	Non-executive Director
Tim Score	57	Non-executive Director
Lincoln Wallen	57	Non-executive Director
Coram Williams	44	Chief Financial Officer

Sidney Taurel

Appointed January 1, 2016. Member of the nomination & governance and remuneration committees.

Sidney has over 45 years of experience in business and finance, and is currently a board director and chairman of the compensation committee at IBM Corporation. Sidney is an advisory board member at pharmaceutical firm Almirall. He was chief executive officer of global pharmaceutical firm Eli Lilly and Company from 1998 until 2008, chairman from 1999 until 2008, and has been chairman emeritus since 2009. He was also a director at McGraw Hill Financial, Inc., a role which he held from 1996 until April 2016 and at ITT Industries from 1996 to 2001. Sidney has received three US presidential appointments to: the Homeland Security Advisory Council, the President’s Export Council and the Advisory Committee for Trade Policy and Negotiations, and is an officer of the French Legion of Honour.

John Fallon

Appointed October 3, 2012.

John Fallon became Pearson’s chief executive on January 1, 2013. Since 2008, he had been responsible for the company’s education businesses outside North America and a member of the Pearson management committee. He joined Pearson in 1997 as director of communications and was appointed president of Pearson Inc. in 2000. In 2003, he was appointed CEO of Pearson’s educational publishing businesses for Europe, Middle East & Africa. Prior to joining Pearson, John was director of corporate affairs at Powergen plc and was also a member of the company’s executive committee. Earlier in his career, John held senior public policy and communications roles in UK local government. He is an advisory board member of the Global Business Coalition for Education, a member of the Council of the University of Hull, and trustee and director of the Oracle Cancer Trust.

Elizabeth Corley, CBE

Appointed May 1, 2014. Chairman of the remuneration committee and member of the audit and nomination & governance committees.

Elizabeth was CEO of Allianz Global Investors, initially for Europe then globally, from 2005 to 2016 and continues to act as a senior advisor to the firm as vice-chair. She was previously at Merrill Lynch Investment Managers and Coopers & Lybrand. In addition to Pearson, Elizabeth serves on two other company boards as a non-executive director — BAE Systems plc and Morgan Stanley. She has various financial services industry roles including as a member of the FICC Markets Standards Board, the ESMA stakeholder group and TheCityUK Advisory Council. Additionally she is a member of the Committee of 200 and a trustee of the British Museum. Elizabeth currently chairs a group advising the UK government on social impact investing. She is also a crime fiction author.

Vivienne Cox, CBE

Appointed on January 1, 2012. Chairman of the nomination & governance committee and member of the audit and reputation & responsibility committees.

Vivienne has wide experience in energy, natural resources and business innovation. She worked for BP plc for 28 years in global roles including executive vice president and chief executive of BP’s gas, power and renewables business and its alternative energy unit. She is non-executive director of Stena International and chairman of the supervisory board of Vallourec, a leader in the seamless steel pipe markets. She is also non-executive director at pharmaceutical company GlaxoSmithKline plc and an advisory board member of the African Leadership Institute.

Josh Lewis

Appointed on March 1, 2011. Member of the remuneration and nomination & governance committees.

Josh’s experience spans finance, education and the development of digital enterprises. He is the founder of Salmon River Capital LLC, a New York-based private equity/venture capital firm focused on technology-enabled businesses in education, financial services and other sectors. Over a 25-year career in active, principal investing, he has been involved in a broad range of successful companies, including several pioneering enterprises in the education sector. In addition, he has long been active in the non-profit education sector, with associations including New Leaders, New Classrooms, and the Bill & Melinda Gates Foundation. He is also a non-executive director of several enterprises in the fin-tech/data, education and other sectors.

Linda Lorimer

Appointed July 1, 2013. Chairman of the reputation & responsibility committee and member of the audit committee.

Linda spent almost 40 years serving higher education. She retired from Yale in spring 2016 after 34 years at the university where she served in an array of senior positions including vice president for Global & Strategic Initiatives. She oversaw the development of Yale’s burgeoning online education division and the expansion of Yale international programs and centers. During her tenure, she was responsible for many administrative services, ranging from Yale’s public communications and alumni relations to sustainability, human resources and the university press. Previously, Linda was president of Randolph-Macon Woman’s College and chair of the board of the Association of American Colleges and Universities. She also served on the boards of several public companies, including as presiding director of the McGraw-Hill companies. She is a member of the Trilateral Commission and the Council on Foreign Relations.

Michael Lynton

Appointed on February 1, 2018.

Michael served as CEO of Sony Entertainment from 2012 until 2017, overseeing Sony’s global entertainment businesses. He also served as Chairman and CEO of Sony Pictures Entertainment from 2004. Prior to this, he held senior roles within Time Warner and AOL, and earlier served as Chairman and CEO of Penguin Group where he extended the Penguin brand to music and the internet. Michael is chairman of Snap, Inc., and currently serves on the boards of Pandora Media Inc., IEX and Ares Management, L.P. He is also a member on the Council on Foreign Relations, the Harvard Board of Overseers and serves on the boards of the Los Angeles County Museum of Art, the Tate, and the Rand Corporation. Michael holds a B.A. in History and Literature from Harvard College, where he also received his M.B.A.

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

Tim has extensive experience of the technology sector in both developed and emerging markets, having served as chief financial officer of ARM Holdings plc, the world’s leading semiconductor IP company, for 13 years. He is an experienced non-executive director and currently sits on the boards of The British Land Company plc and HM Treasury, in addition to being on the board of trustees of the Royal National Theatre and chairman of the group audit committee of the Football Association. He served on the board of National Express Group plc from 2005 to 2014, including time as interim chairman and six years as the senior independent director. Earlier in his career Tim held senior finance roles with Rebus Group, William Baird, LucasVarity plc and BTR plc.

Lincoln Wallen

Appointed January 1, 2016. Member of the audit and reputation & responsibility committees.

Lincoln has extensive experience in the technology and media industries, having been CEO of DWA Nova, a software-as-a-service company spun out of DreamWorks Animation Studios in Los Angeles, a position he held until 2017. He worked at DreamWorks Animation for nine years in a variety of leadership roles including chief technology officer and head of animation technology. He was formerly CTO at Electronic Arts Mobile, leading EA’s entry into the mobile gaming business internationally. He is currently a visiting associate in Computing and Mathematical Sciences at the California Institute of Technology (Caltech). Lincoln is also a non-executive director of the Smith Institute for Industrial Mathematics and Systems Engineering. Lincoln’s early career involved 20 years of professional IT and mathematics research, including as a reader in Computer Science at Oxford.

Coram Williams

Appointed August 1, 2015.

Coram joined Pearson in 2003 and has held a number of senior positions including finance and operations director for Pearson’s English Language Teaching business in Europe, Middle East & Africa, interim president of Pearson Education Italia and head of financial planning and analysis for Pearson. In 2008, Coram became CFO of The Penguin Group and was latterly appointed CFO of Penguin Random House in 2013, where he oversaw the integration of the two businesses. Coram trained at Arthur Andersen, and subsequently worked in both the auditing and consulting practices of the firm. He is a non-executive director and chairman of the audit committee for the Guardian Media Group.

The following table sets forth information concerning the executive committee, as at February 28, 2018

Name	Position
Tim Bozik	President, Global Product
Rod Bristow	President, Core Markets
Kevin Capitani	President, North America
Jonathan Chocqueel-Mangan	Chief Strategy Officer
Giovanni Giovannelli	President, Growth Markets
Albert Hitchcock	Chief Technology and Operations Officer
Kate James	Chief Corporate Affairs and Global Marketing Officer
Bjarne Tellmann	General Counsel and Chief Legal Officer
Anna Vikström Persson	Chief Human Resources Officer
Bob Whelan	President, Pearson Assessments

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

Kevin Capitani

Kevin is President of North America at Pearson. Kevin’s background is in developing collaborative teams and fostering growth in customer-focused businesses. He has worked, managed and led in global, highly matrixed, technology organizations. Prior to Pearson, Kevin was general manager and chief operating officer for the enterprise software company, SAP. Throughout his career he has worked with Fortune 500 companies across multiple geographies and industries.

Jonathan Chocqueel-Mangan

Jonathan Chocqueel-Mangan is Chief Strategy Officer at Pearson. He was formerly chief strategy and transformation officer at Kantar Consumer Insights. Jonathan has professional qualifications in Consulting and Coaching for Change, from the Said Business School (Oxford University) and a Doctor of Business Administration (DBA) in organizational Behavior, from the School of Management at the University of Surrey.

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

Anna Vikström Persson

Anna Vikström Persson joined Pearson in February 2018 as Chief Human Resources Officer. She has over 20 years of international HR experience, having led human resources teams for major global companies across a variety of business sectors, including telecommunications, manufacturing and engineering. Most recently, Anna served as executive vice president and head of group human resources for the global engineering company Sandvik, and similarly for SSAB, a global steel company. Prior to this, Anna was VP, HR & Organization for global telecom company Ericsson. She has a certificate in German and a Masters in Law, as well as professional HR qualifications from both London Business School and Michigan Business School.

Bob Whelan

Bob is President, Pearson Assessment and has significant expertise in assessment and growing businesses. As President and Chief Executive Officer of Pearson VUE since January 2000, Bob led Pearson’s growth as a global leader in computer-based assessments. He now leads Pearson’s combined assessments businesses including K-12 and clinical assessment as well as Pearson VUE. Bob received his BA from the University of Alabama in finance and economics.

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

Remuneration policy

The directors’ remuneration policy described below was approved by shareholders at the Annual General Meeting held on May 5, 2017. The intention of the committee is that the policy will remain in place for three years from the date of its approval.

The committee’s starting point continues to be that total remuneration should reward both short and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional performance.

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

For Executive Director benchmarking purposes, the committee reviews remuneration by reference to different comparator groups. It looks at survey data from FTSE 100 companies of similar size and scope, excluding financial services companies.

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

Allowances and benefits received in 2017 are set out in the annual remuneration report.

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

Executive directors are also eligible to participate in savings-related share acquisition programs which are not subject to any performance conditions, on the same terms as other employees.

Retirement benefits

New employees in the UK are eligible to join the Money Purchase 2003 section of the Pearson Group Pension Plan.

Under the Money Purchase 2003 section of the Pearson Group Pension Plan, normal retirement age is 62, but, subject to company consent, retirement is currently possible from age 55 or earlier in the event of ill-health. During service, the company and the employee makes contributions into a pension fund. Account balances are used to provide benefits at retirement. Pensions for a member’s spouse, dependent children and/or nominated financial dependents are payable on death.

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

Members of the Pearson Group Pension Plan who joined after May 1989 are subject to an upper limit of earnings that can be used for pension purposes, known as the earnings cap. This limit, £108,600 as at April 6, 2006, was abolished by the Finance Act 2004. However, the Pearson Group Pension Plan has retained its own ‘cap’, which will increase annually in line with the UK Government’s Index of Retail Prices (All Items). The cap was £154,200 as at April 6, 2017 and will rise to £160,800 as at April 6, 2018.

UK executive directors who are, or become, affected by the lifetime allowance or new hires who opt out of membership of the Plan may be provided with a cash supplement of normally up to 26% of salary as an alternative to further accrual of pension benefits. With effect from 2018, the maximum cash allowance for any future Executive Director external appointments will be reduced from 26% to 16% of salary.

No malus or claw back provisions apply to retirement benefits.

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

The pension entitlements of each director are as follows:

John Fallon	Member of the Pearson Group Pension Plan with an accrual rate of 1/30th of pensionable salary per annum, restricted to the plan earnings cap (£154,200 per annum in 2017/2018). Until April 2006, the company also contributed to a Funded Unapproved Retirement Benefits Scheme (FURBS) on his behalf. Since April 2006, he has received a taxable and non-pensionable cash supplement in replacement of the FURBS. There are no enhanced early retirement benefits.

Coram Williams	Member of the Pearson Group Pension Plan with an accrual rate of 1/60th of pensionable salary per annum, restricted to the plan earnings cap (£154,200 per annum in 2017/2018), with continuous service with a service gap. There are no enhanced early retirement benefits.

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

For the chief executive officer, the individual maximum incentive opportunity is 180% of base salary and 170% for the chief financial officer (which are the same opportunities as applied under the previous policy).

The committee has the discretion to select the performance measures, targets and relative weightings from year to year to ensure continuing alignment with strategy and to ensure targets are sufficiently stretching.

The committee establishes a threshold below which no pay-out is achieved and a maximum at or above which the annual incentive pays out in full.

The funding of annual incentives will normally be related to the performance against financial and strategic imperatives performance targets. Working within its existing policy, to simplify the annual incentive plan (AIP) structure for 2018, and reflecting shareholder feedback, the committee has reduced the number of performance measures from five to four. It has replaced the two profit based measures previously included (Operating Profit and EPS) with a single Operating Profit measure, which will determine 40% of the outcome of the plan. This provides a greater focus on the metric used by management on a day-to-day basis to manage the business, whilst reducing the prominence of EPS in the overall remuneration framework. The committee has also made minor adjustments to the weightings of the other performance measures (cash flow 20%, revenue 20% and strategic measures 20%). The committee believes this creates an AIP that is appropriately balanced between key metrics and objectives for 2018. Each performance measure will operate independently. There will be no changes to the maximum annual incentive opportunities for 2018.

Strategic measures will be measured, using third party data or externally audited internal data (where third party data is not available or applicable). Performance metrics linked to strategic imperatives can be selected annually to support the Group’s transformation strategy.

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

The long-term incentive plan also provides for the grant of stock options. Whilst it is not the committee’s intention to grant stock options in 2018 or the foreseeable future, the committee believes that it should retain the flexibility of granting stock options in addition to, or instead of, restricted stock awards in the right circumstances. Any decision by the committee to grant stock options in the future would take account of best practice prevailing at the time. The committee would consult with shareholders before granting stock options to executive directors.

The Group’s reported financial results for the relevant periods are used to measure performance.

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

The committee sets the level of individual awards by taking into account: the face value of individual awards at the time of grant, assuming that performance targets are met in full; market practice for comparable companies and market assessments of total remuneration from its independent advisers; individual roles and responsibilities; and company and individual performance.

Restricted share awards to executive directors may normally be made up to a maximum face value of 400% of base salary. Awards in excess of 400% of base salary (and up to 25% over the normal maximum limit) may be made in exceptional circumstances, for example, for retention purposes or to reflect particular business situations. This discretion will be exercised only in exceptional circumstances and the committee would consult with major shareholders before doing so, proceeding only where there was clear consensus in favor among those consulted. In 2017, the committee reduced actual LTIP awards granted to executive directors by approximately 30% from prior levels, whilst retaining stretching performance targets. It has also reduced the proportion of these awards that will vest for threshold performance from 25% to 18% of the award. The committee will adopt the same approach for the 2018 awards by maintaining the 2017 award levels. Therefore, the 2018 awards will be made with the same face value as a % of salary as those in 2017 – 275% of salary for the CEO and 245% of salary for the CFO.

The committee will determine the performance measures, weightings and targets governing an award of restricted shares prior to grant to ensure continuing alignment with strategy and to ensure that targets are sufficiently stretching.

The committee establishes a threshold below which no pay-out is achieved and a maximum at or above which the award pays out in full. The proportion of the award that vests at threshold level of performance under each performance condition is 25% for relative TSR and 15% for financial measures.

Responding to shareholder feedback, the committee is rebalancing the performance measures for 2018 awards. One third of any award will vest based on each of Earnings Per Share (EPS), gross Return On Invested

Capital (ROIC) and relative Total Shareholder Return (TSR) measured over three years. Awards will also be subject to a further two year holding period. The eventual value of the awards will depend on the Group’s share price performance and dividends paid to shareholders over a five year period. The targets have been set as follows:

EPS Vesting schedule (% max)	EPS for FY20	ROIC Vesting schedule (% max)	ROIC for FY20	Relative TSR Vesting schedule (% max)	Ranked position vs FTSE 100
15%	65p	15%	5%	25%	Median
65%	68p	65%	6%
100%	80p	100%	8%	100%	Upper quartile

As with restricted shares, the committee will determine the performance conditions that apply to any awards of stock options prior to grant. The intention would be that these conditions would be the same as apply to restricted shares.

Total shareholder return (TSR) is the return to shareholders from any growth in Pearson’s share price and reinvested dividends over the performance period. For long-term incentive awards made in 2018 and onwards, TSR will be measured relative to the constituents of the FTSE 100 over a three-year period. Companies that drop out of the index are normally excluded i.e. only companies in the index for the entire period are counted. Share price is averaged over three months at the start and end of the performance period. Dividends are treated as reinvested on the ex-dividend date, in line with the Datastream methodology. The vesting of shares based on relative TSR is subject to the committee satisfying itself that the recorded TSR is a genuine reflection of the underlying financial performance of the business.

Gross Return on invested capital (ROIC) is adjusted operating profit less cash tax expressed as a percentage of gross invested capital (net operating assets plus gross goodwill).

Adjusted earnings per share (EPS) is calculated by dividing the adjusted earnings attributable to equity shareholders of the company by the weighted average number of ordinary shares in issue during the year, excluding any ordinary shares purchased by the company and held in trust.

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

It is the company’s policy that the company may terminate the chairman’s and executive directors’ service agreements by giving no more than 12 months’ notice. As an alternative, for executive directors the company may, at its discretion, pay in lieu of that notice. Payment-in-lieu of notice may be made in equal monthly instalments from the date of termination to the end of any unexpired notice period. Payment-in-lieu of notice in instalments may also be subject to mitigation and reduced taking into account earnings from alternative employment.

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

The Group may, depending on the circumstances of the termination, determine that it will not pay the director in lieu of notice and may instead terminate a director’s contract in breach and make a damages payment, taking into account as appropriate the director’s ability to mitigate his or her loss. The Group may also pay an amount considered reasonable by the remuneration committee in respect of fees for legal and tax advice and outplacement support for the departing director.

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

Executive directors’ non-executive directorships

The Group’s policy is that executive directors may, by agreement with the board, serve as non-executives of other companies and retain any fees payable for their services.

Coram Williams is engaged as a non-executive director of Guardian Media Group plc. He received fees of £37,750 during 2017 in respect of this role. His current remuneration is at the rate of £39,000 per annum since April 1, 2017 when he became chair of the audit committee. In accordance with the Group’s policy, Coram is permitted to retain these fees.

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

Following a review of the structure of the fees paid to non-executive directors, the board has determined that it would be appropriate to introduce additional fees for membership and chairmanship of the nomination and governance committee. Having taken independent advice from Deloitte, the fee that has been set by the board reflects the median level within the FTSE 100.

The chairman and the non-executive directors are covered by the company’s normal arrangements for directors’ and officers’ liability insurance and an indemnity in respect of certain third-party liabilities.

The company reimburses the chairman’s and non-executive directors’ travel and other business expenses and any tax incurred thereon, if applicable.

A minimum of 25% of the chairman’s and non-executive directors’ basic fee is paid in Pearson shares that the non-executive directors have committed to retain for the period of their directorships. Shares are acquired quarterly at the prevailing market price with the individual after-tax fee payments.

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

The chairman’s fees were reviewed in 2017 and have not been increased since his appointment. Fees for the non-executive directors were last increased with effect from May 1, 2014. Following a review of fees paid to non-executive directors, the board has determined that most fees will remain unchanged, other than a small increase to apply to membership and chairmanship of the reputation and responsibility committee. A fee has also been introduced for the newly formed nomination & governance committee. These changes took effect from the AGM on 5 May 2017.

The structure of non-executive directors’ fees is as follows:

With effect from May 5, 2017
Non-executive director	£70,000
Chairmanship of audit committee	£27,500
Chairmanship of remuneration committee	£22,000
Chairmanship of nomination and governance committee	£15,000
Chairmanship of reputation and responsibility committee	£13,000
Membership of audit committee	£15,000
Membership of remuneration committee	£10,000
Membership of nomination and governance committee	£8,000
Membership of reputation and responsibility committee	£6,000
Senior independent director	£22,000

Notes:

(1)	The fee paid to the chairman remains unchanged at £500,000.
(2)	A minimum of 25% of the basic fee is paid in Pearson shares that the chairman and non-executive directors have committed to retain for the period of their directorships.
(3)	Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Remuneration of senior management

The remuneration received by the chairman and executive directors in respect of the financial year ending December 31, 2017 was as follows:

	Base Salary/ Fees	Allowances & Benefits(1)	Annual Incentives	Long-term Incentives	Retirement Benefits	Total
	£000	£000	£000	£000	£000	£000
Chairman
Sidney Taurel	500	12	—	—	—	512
Executive directors
John Fallon	780	45	624	—	309	1,758
Coram Williams	515	39	412	—	52	1,018

Senior management as a group	1,795	96	1,036	—	361	3,288

Notes:

(1)	Benefits include company car, car allowance, private use of a driver, healthcare, additional life cover, long-term disability insurance and subsistence expenses.

Share options for senior management

There are no share options outstanding for senior management.

Share ownership of senior management

The table below shows the number of ordinary shares and conditional shares held by directors and their connected persons as at December 31, 2017. Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options of Senior Management”. The total number of ordinary shares held by senior management as of December 31, 2017 was 487,669.

As at 31 December 2017	Ordinary Shares(1)	Conditional Shares(2)
Sidney Taurel	78,677	—
John Fallon	326,784	749,000
Coram Williams	15,010	437,000
Elizabeth Corley	8,066	—
Vivienne Cox	5,263	—
Josh Lewis	11,033	—
Linda Lorimer	6,977	—
Harish Manwani	14,151	—
Tim Score	17,285	—
Lincoln Wallen	4,423	—
Michael Lynton	—	—

Notes:
(1)	Ordinary shares include both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals under the long-term incentive plan and any legacy share plans they might have participated in.
(2)	Conditional shares means unvested shares which remain subject to performance conditions and continuing employment for a pre-defined period.
(2)	The register of directors’ interests (which is open to inspection during normal office hours) contains full details of directors’ shareholdings and options to subscribe for shares. The market price on December 31, 2017 was 736p per share and the range during the year was 566.5p to 818.5p.
(3)	Ordinary shares do not include any shares vested but held pending release under a restricted share plan.

The total remuneration of the executive committee is set out in the table below:

All figures in £ millions	2017
Short-term employee benefits	12
Retirement benefits	1
Share-based payment costs	2

Total	15

Employee share ownership plans

In 1998, the Group introduced a worldwide save for shares plan. Under this plan, employees around the world have the option to save a portion of their monthly salary over periods of three or five years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the commencement of the employee’s participation in the plan.

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

Board practices

As at February 28, 2018, the Group’s board comprises the chairman, two executive directors and eight non-executive directors. The articles of association provide that at every annual general meeting, one-third of the board of directors, or the number nearest to one-third, shall retire from office. The directors to retire each year are the directors who have been longest in office since their last election or appointment. A retiring director is eligible for re-election. If at any annual general meeting, the place of a retiring director is not filled, the retiring director, if willing, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that director has been put to the meeting and lost. The articles of association also provide that every director be subject to re-appointment by shareholders at the next annual general meeting following their appointment.

However in accordance with the UK Corporate Governance Code, the board has resolved that all directors should offer themselves for re-election on an annual basis at the company’s annual general meeting. Accordingly, with the exception of Harish Manwani, who will retire from the Board at the 2018 annual general meeting, all of the directors will offer themselves for re-election, (or election in the case of Michael Lynton, who was appointed on February 1, 2018), at the forthcoming annual general meeting on May 4, 2018.

Pearson is listed on the New York Stock Exchange (“NYSE”). As a listed non-US issuer, the Group is required to comply with some of the NYSE’s corporate governance rules, and otherwise must disclose on its website any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Group believes that it is in compliance in all material respects with all the NYSE rules except that the Remuneration Committee and the Nomination & Governance Committee are not composed entirely of independent directors as the Chairman, who is not considered independent under NYSE rules, is a member of each committee in addition to independent directors.

The board of directors has established the following formal committees, all of which report to the board. Each committee has its own written terms of reference setting out its authority and duties. These can be found on the Group’s website (https://www.pearson.com/governance).

Audit committee

This committee appraises the Group’s financial management and reporting and assesses the integrity of its accounting procedures and financial control. Tim Score chairs this committee and its other members are Elizabeth Corley, Vivienne Cox, Linda Lorimer and Lincoln Wallen. Tim Score is also the designated audit committee financial expert within the meaning of the applicable rules and regulations of the US Securities and Exchange Commission. The Group’s internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee.

Remuneration committee

This committee meets regularly to determine the remuneration and benefits of the executive directors and oversees remuneration arrangements for the Pearson Executive. The committee also recommends the chairman’s remuneration to the board of directors for its decision. Elizabeth Corley chairs this committee and its other members are Josh Lewis, Tim Score and Sidney Taurel.

Nomination & governance committee

This committee reviews corporate governance matters including UK Corporate Governance Code compliance and board evaluation, considers the appointment of new directors, board experience and diversity, and reviews board induction and succession plans. The committee is chaired by Vivienne Cox and its other members are Elizabeth Corley, Josh Lewis, Harish Manwani, Tim Score and Sidney Taurel.

Reputation & responsibility committee

This committee considers the Group’s impact on society and the communities in which the Group operates, including to ensure strategies are in place to manage and improve the Group’s reputation. Linda Lorimer chairs this committee and its other members are Vivienne Cox, Harish Manwani and Lincoln Wallen.

Employees

The average number of persons employed by the Group in continuing operations during each of the three fiscal years ended 2017 were as follows:

•	30,339 in fiscal 2017,

•	32,719 in fiscal 2016, and

•	37,265 in fiscal 2015.

Through its subsidiaries, the Group has entered into collective bargaining agreements with employees in various locations. The Group’s management has no reason to believe that it would not be able to renegotiate any such agreements on satisfactory terms. The Group encourages employees to contribute actively to the business in the context of their particular job roles and believes that the relations with its employees are generally good.

The table set forth below shows for 2017, 2016 and 2015 the average number of persons employed in each of the Group’s segments.

Average number employed	2017	2016	2015
North America	16,295	16,841	19,951
Core	5,291	5,664	5,936
Growth	8,268	9,868	11,114
Other	485	364	264

Continuing operations	30,339	32,719	37,265

The average number employed in discontinued operations was nil in 2017, nil in 2016, and 2,282 in 2015.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As at February 28, 2018, the company had been notified under the Financial Conduct Authority’s Disclosure and Transparency Rules of the following significant voting rights in its shares:

Name of shareholder	Number of ordinary shares held	% of outstanding ordinary shares represented by number of shares held
Schroders plc	108,921,950	13.91
Silchester International Investors LLP	88,951,732	11.14
Lindsell Train Limited	41,393,237	5.035
Ameriprise Financial Inc and its group	41,236,375	5.019

On February 28, 2018, record holders with registered addresses in the United States held 24,322,555 ADRs, which represented 3.1% of the Group’s outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of shares beneficially owned in the United States.

Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2017 are shown in note 12 in “Item 18. Financial Statements.” Dividends receivable from joint ventures and associates are set out in note 12 in “Item 18. Financial Statements”. There were no other related party transactions in 2017.

ITEM 8.	FINANCIAL INFORMATION

The financial statements filed as part of this Annual Report are included on pages F-1 through F-151 hereof.

Other than those events described in note 37 in “Item 18. Financial Statements” of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to the Group’s financial condition or results of operations since December 31, 2017. The Group’s borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, the maximum level of net debt normally occurs in July, and the minimum level of net debt normally occurs in December.

The Group’s policy with respect to dividend distributions is described in response to “Item 3. Key Information” above.

See “Item 4. Information on the Company — Legal Proceedings” for information with respect to legal proceedings to which the Group may be subject from time to time.

ITEM 9.	THE OFFER AND LISTING

The principal trading market for the Group’s ordinary shares is the London Stock Exchange. Its ordinary shares also trade in the United States in the form of ADSs evidenced by ADRs under a sponsored ADR facility with The Bank of New York Mellon, as depositary. The Group established this facility in March 1995 and most recently amended it in August 2014 in connection with its New York Stock Exchange listing. Each ADS represents one ordinary share.

The ADSs trade on the New York Stock Exchange under the symbol “PSO”.

The following table sets forth the highest and lowest middle market quotations, which represent the average of closing bid and asked prices, for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange and the average daily trading volume on the London Stock Exchange:

•	on an annual basis for the five most recent fiscal years,

•	on a quarterly basis for the most recent quarter and two most recent fiscal years, and

•	on a monthly basis for the six most recent months.

	Ordinary shares		Average daily trading volume
Reference period	High	Low
	(In pence)		(Ordinary shares)
Five most recent fiscal years
2017	818.5	566.5	4,146,100
2016	975	657.5	3,515,000
2015	1,508	695	2,928,500
2014	1,341	998	2,499,900

Most recent quarter and two most recent fiscal years
2017 Fourth quarter	750	607	4,128,900
Third quarter.	691.5	566.5	3,256,100
Second quarter	739.5	616	4,008,000
First quarter	818.5	573	4,549,000
2016 Fourth quarter	832.5	726	3,898,200
Third quarter	975	726	3,652,000
Second quarter	967	784.5	2.931,300
First quarter	913	657.5	3,575,100

Most recent six months
February 2018	732.4	653	5,423,100
January 2018	738.2	679.2	5,062,600
December 2017	750	713.5	3,927,600
November 2017	709.5	693	3,976,300
October 2017	719.5	607	4,455,300
September 2017	612	566.5	3,187,700

ITEM 10.	ADDITIONAL INFORMATION

Articles of association

The Group summarizes below the material provisions of its articles of association, as amended, which have been filed as an exhibit to its annual report on Form 20-F for the year ended December 31, 2017. The summary below is qualified entirely by reference to the Articles of Association. The Group has multiple business objectives and purposes and is authorized to do such things as the board may consider fit to further its interests or incidental or conducive to the attainment of its objectives and purposes.

Directors’ powers

The Group’s business shall be managed by the board of directors and the board may exercise all such of its powers as are not required by law or by the Articles of Association or by any directions given by the Company by special resolution, to be exercised in a general meeting.

Interested directors

For the purposes of section 175 of the Companies Act 2006, the board may authorize any matter proposed to it which would, if not so authorized, involve a breach of duty by a Director under that section, including, without limitation, any matter which relates to a situation in which a Director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the Company. Any such authorization will be effective only if:

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

A Director shall be under no duty to the Company with respect to any information which he obtains or has obtained otherwise than as a Director of the Company and in respect of which he owes a duty of confidentiality to another person. However, to the extent that his relationship with that other person gives rise to a conflict of interest or possible conflict of interest, the preceding sentence only applies if the existence of such relationship has been approved by the board. In such circumstances, the Director shall not be in breach of the general duties he owes to the Company by virtue of sections 171 to 177 of the Act because he fails:

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

•	any proposal concerning insurance that the Company proposes to maintain or purchase for the benefit of directors or for the benefit of persons, including Directors.

Where proposals are under consideration concerning the appointment of two or more Directors to offices or employment with us or any company in which the Group is interested, these proposals may be divided and considered separately and each of these directors, if not prohibited from voting under the provisions of the eighth paragraph before this one, will be entitled to vote and be counted in the quorum with respect to each resolution except that concerning his or her own appointment.

Borrowing powers

The board of Directors may exercise all powers to borrow money and to mortgage or charge the Group’s undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any of its or any third party’s debts, liabilities or obligations. The board of directors must restrict the borrowings in order to secure that the aggregate amount of undischarged monies borrowed by the Group (and any of its subsidiaries), but excluding any intra-group debts, shall not at any time (without the previous sanction of the Company in the form of an ordinary resolution) exceed a sum equal to twice the aggregate of the adjusted capital and reserves.

Other provisions relating to directors

Under the articles of association, directors are paid out of the Group’s funds for their services as it may from time to time determine by ordinary resolution and, in the case of non-executive directors, up to an aggregate of £750,000 or such other amounts as resolved by the shareholders at a general meeting. Any Director who is not an Executive Director and who performs special services which in the opinion of the Board are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of additional fee, salary, commission or otherwise as the Board may determine in accordance with the Group’s remuneration policy. Under the articles of association, Directors currently are not required to hold any share qualification. However, the remuneration policy mandates a shareholding guideline for executive directors which they are expected to build towards over a specified period.

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

•

the appointment or election of directors Notwithstanding the provisions of the Articles, the board has resolved that all directors should offer themselves for re-election annually, in accordance with the UK Corporate Governance Code;

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

Share Certificates

Every person whose name is entered as a member in the Company’s Register of Members shall be entitled to one certificate in respect of each class of shares held (the law regarding this does not apply to stock exchange nominees). Subject to the terms of issue of the shares, certificates are issued following allotment or receipt of the form of transfer bearing the appropriate stamp duty by the Group’s registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, telephone number +44 121-415-7062.

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

Changes in capital

The Group may, from time to time by ordinary resolution subject to the Companies Act 2006:

•	consolidate and divide all or any of its share capital into shares of a larger nominal amount than its existing shares; or

•	sub-divide all of or any of its existing shares into shares of smaller nominal amounts.

The Group may, from time to time increase its share capital by allotting new shares in accordance with the prescribed threshold authorized by shareholders at the last annual general meeting and subject to the consents and procedures required by the Companies Act 2006, may by special resolution reduce its share capital.

Voting rights

Every holder of ordinary shares present in person or by proxy at a meeting of shareholders has one vote on a vote taken by a show of hands. On a poll, every holder of ordinary shares who is present in person or by proxy has one vote for every ordinary share of which he or she is the holder. Voting at any meeting of shareholders is usually on a poll rather than by show of hands. Voting on a poll is more transparent and equitable because it includes the votes of all shareholders, including those cast by proxies, rather than just the votes of those shareholders who attend the meeting. A poll may be also demanded by:

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

Dividends

Holders of ordinary shares are entitled to receive dividends out of Group profits that are available by law for distribution, as the Group may declare by ordinary resolution, subject to the terms of issue thereof. However, no dividends may be declared in excess of an amount recommended by the board of directors. The board may pay interim dividends on the shares of any class as it deems fit. It may invest or otherwise use all dividends left unclaimed for six months after having been declared for its benefit, until claimed. All dividends unclaimed for a period of twelve years after having been declared will be forfeited and revert to the Group.

The directors may, with the sanction of an ordinary resolution of the shareholders, offer any holders of ordinary shares the right to elect to receive ordinary shares credited as fully paid, in whole or in part, instead of cash in respect of such dividend.

The directors may deduct from any dividend payable to any shareholder all sums of money (if any) presently payable by that shareholder to the Group on account of calls or otherwise in relation to its shares.

Liquidation rights

In the event of the Group’s liquidation, after payment of all liabilities, its remaining assets would be used to repay the holders of ordinary shares the amount they paid for their ordinary shares. Any balance would be divided among the holders of ordinary shares in proportion to the nominal amount of the ordinary shares held by them.

Other provisions of the articles of association

Whenever the Group’s capital is divided into different classes of shares, the special rights attached to any class may, unless otherwise provided by the terms of the issue of the shares of that class, be varied or abrogated, either with the written consent of the holders of three-fourths of the issued shares of the class or with the sanction of a special resolution passed at a separate meeting of these holders. In the event that a shareholder or other person appearing to the board of directors to be interested in ordinary shares fails to comply with a notice requiring him or her to provide information with respect to their interest in voting shares pursuant to section 793 of the Companies Act 2006, the board may serve that shareholder with a notice of default. After service of a default notice, that shareholder shall not be entitled to attend or vote at any general meeting or at a separate meeting of holders of a class of shares or on a poll until he or she has complied in full with the Group’s information request.

If the shares described in the default notice represent at least one-fourth of 1% in nominal value of the issued ordinary shares, then the default notice may additionally direct that in respect of those shares:

•	the Group will not pay dividends (or issue shares in lieu of dividends); and

•

the Group will not register transfers of shares unless the shareholder is not himself in default as regards supplying the information requested and the transfer, when presented for registration, is in such form as the board of directors may require to the effect that after due and careful inquiry, the shareholder is satisfied that no person in default is interested in any of the ordinary shares which are being transferred or the transfer is an approved transfer, as defined in the Group’s articles of association.

No provision of the articles of association expressly governs the ordinary share ownership threshold above which shareholder ownership must be disclosed. Under the Disclosure and Transparency Rules of the Financial Conduct Authority, any person who acquires, either alone or, in specified circumstances, with others an interest in the Group’s voting share capital equal to or in excess of 3% comes under an obligation to disclose prescribed particulars to the Group in respect of those ordinary shares. A disclosure obligation also arises where a person’s notifiable interests fall below 3%, or where, at or above 3%, the percentage of the Group’s voting share capital in which a person has a notifiable interest increases or decreases by 1% or more.

Limitations affecting holders of ordinary shares or ADSs

Under English law and articles of association, persons who are neither UK residents nor UK nationals may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

With respect to the items discussed above, applicable UK law is not materially different from applicable US law.

Material contracts

The Group has not entered into any contracts outside the ordinary course of business during the two-year period immediately preceding the date of this annual report. The Trust Deed entered into in 2015 with respect to

€500.0 million aggregate principal amount of 1.375% guaranteed notes due 2025, issued by a subsidiary and guaranteed by Pearson, is filed as Exhibit 2.6 of this report.

Executive employment contracts

The Group has entered into agreements with each of its executive directors pursuant to which such executive director is employed by the Group. These agreements describe the duties of such executive director and the compensation to be paid by us. See “Item 6. Directors, Senior Management and Employees — Compensation of Senior Management”.

It is the Group’s policy that it may terminate the executive directors’ service agreements by giving no more than 12 months’ notice. As an alternative, the Group may at its discretion pay in lieu of that notice. Payment-in-lieu of notice may be made in equal monthly installments from the date of termination to the end of any unexpired notice period. In the case of the CEO, payment-in-lieu of notice in installments may also be subject to mitigation and reduced taking into account earnings from alternative employment. For executive directors, pay in lieu of notice comprises 100% of the annual salary at the date of termination and the annual cost to the company of providing pension and all other benefits. In limited circumstances, in addition to making a full payment in lieu of notice, the Group may permit an executive director to stay employed after the announcement of his or her departure for a limited period to ensure an effective hand-over and/or allow time for a successor to be appointed. The Group may, depending on the circumstances of the termination, determine that it will not pay the director in lieu of notice and may instead terminate a director’s contract in breach and make a damages payment, taking into account as appropriate the director’s ability to mitigate his or her loss.

Exchange controls

There are no UK government laws, decrees, regulations or other legislation which restrict or which may affect the import or export of capital, including the availability of cash and cash equivalents for use by us or the remittance of dividends, interest or other payments to nonresident holders of the Group’s securities, except as otherwise described under “— Tax Considerations” below.

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

This discussion deals only with ordinary shares and ADSs that are held as capital assets by a US holder, and does not address tax considerations applicable to US holders that may be subject to special tax rules, such as:

•	dealers or traders in securities or currencies,

•	financial institutions or other US holders that treat income in respect of the ordinary shares or ADSs as financial services income,

•	insurance companies,

•	tax-exempt entities,

•	persons acquiring shares or ADSs in connection with employment,

•	US holders that hold the ordinary shares or ADSs as a part of a straddle or conversion transaction or other arrangement involving more than one position,

•	US holders that own, or are deemed for US tax purposes to own, 10% or more of the total combined voting power of all classes of the Group’s voting stock,

•	US holders that have a principal place of business or “tax home” outside the United States, or

•	US holders whose “functional currency” is not the US dollar.

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

Because US and UK tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the US federal, state and local, UK and other, including foreign, tax consequences of investing in the ordinary shares or ADSs. Except where otherwise indicated, the statements of US and UK tax law set out below are based on the laws, interpretations and tax authority practice in force or applicable as of February 28, 2018, including without limitation the legislation commonly referred to as the US Tax Cuts and Jobs Act signed into law on December 22, 2017 and are subject to any changes occurring after that date, possibly with retroactive effect.

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

US income taxation of distributions

Distributions that the Group makes with respect to the ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed the Group’s current and accumulated earnings and profits. The amount of any distribution will equal the amount of the cash distribution. Distributions, if any, in excess of the Group’s current and accumulated earnings and profits will constitute a non-taxable return of capital to a US holder and will be applied against and reduce the US holder’s tax basis in its ordinary shares or ADSs. To the extent that these distributions exceed the tax basis of the US holder in its ordinary shares or ADSs, the excess generally will be treated as capital gain.

Dividends that the Group pays will not be eligible for the dividends received deduction generally allowed to US corporations under Section 243 of the Code.

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

US income taxation of capital gains

Upon a sale or exchange of ordinary shares or ADSs to a person other than Pearson, a US holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the US holder’s adjusted tax basis in the ordinary shares or ADSs. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year. Long-term capital gain of a non-corporate US holder is generally taxed at a maximum rate of 20%. In addition, a 3.8% Medicare tax will generally be imposed on the net investment income, which generally would include capital gains, of non-corporate taxpayers whose adjusted gross income exceeds a threshold amount.

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

Following litigation, HM Revenue & Customs (HMRC) has accepted that it will no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system on the basis that the charge is not compatible with EU law. The UK Government have announced their intention to continue with this approach following the UK’s departure from the EU. HMRC’s view is that the 1.5% SDRT or stamp duty charge will continue to apply to transfers of shares into a clearance service or depositary receipt system, unless they are an integral part of an issue of share capital. However, further litigation indicates that certain other transfers are also not chargeable under EU Law. Accordingly, specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

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

Close company status

The Group believes that the close company provisions of the UK Corporation Tax Act 2010 do not apply to it.

Documents on display

Copies of the Group’s Memorandum and Articles of Association and filed as exhibits to this Annual Report and certain other documents referred to in this Annual Report are available for inspection at its registered office at 80 Strand, London WC2R 0RL (c/o the Company Secretary), during usual business hours upon reasonable prior request.

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

Capital risk

The Group’s objectives when managing capital are:

•	to safeguard the Group’s ability to continue as a going concern and retain financial flexibility by maintaining a strong balance sheet;

•	to provide returns for shareholders;

•	to maintain a solid investment grade credit rating.

The Group is currently rated BBB (negative outlook) with Standard and Poor’s and Baa2 (negative outlook) with Moody’s.

Interest and foreign exchange rate management

The Group’s principal currency exposure is to the US dollar which represents more than 60% of the Group’s sales. The Group’s long-term bond debt is primarily held in US dollars to provide a natural hedge of this exposure. Pearson has balanced fixed float interest rate mix which is managed within Treasury policy limits.

It is achieved in two ways:

1. Issuing fixed rate US dollar bonds;

2. Issuing fixed rate euro bonds which are swapped to US dollar using interest rate and cross currency swaps.

A floating rate exposure is created in the first instance. Pearson has subsequently layered on several overlay floating to fixed hedges with a tenor matching the maturity of the 2021 and 2025 bond. This is in line with the Group’s interest rate hedging policy, which requires a proportion of the Group’s gross debt to be fixed. At December 31, 2017, the group had contracts to fix $579m of debt for the next 12 months (2016: $800m).

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

At December 31, 2017, the Group had cash of £0.6 billion and an undrawn US dollar denominated revolving credit facility due 2021 of $1.75 billion (£1.3 billion). At December 31, 2016 the Group had cash of £1.5 billion and an undrawn US dollar denominated revolving credit facility due 2021 of $1.75 billion (£1.4 billion). The $1.75 billion facility contains interest cover and leverage covenants which the Group has complied with for the year ended December 31, 2017.

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

AMERICAN DEPOSITARY SHARES

Fees paid by ADR holders

The Group’s ordinary shares trade in the United States under a sponsored ADR facility with The Bank of New York Mellon as depositary.

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

Fees incurred in past annual period and fees to be paid in the future

The Company received $355,554 as reimbursement from the depositary with respect to 2017 for standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing the proxy voting materials, and tabulation for the non-registered holders, any applicable performance indicators relating to the ADR facility, and legal fees).

The depositary has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary also agrees to pay the standard out-of-pocket maintenance costs for the registered ADR holders , which consists of the expenses of postage and envelopes for mailing proxy voting materials , printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

An evaluation of the effectiveness the Group’s disclosure controls and procedures as of December 31, 2017 was carried out by management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective as at December 31, 2017 at a reasonable assurance level. A controls system, no matter how well designed and operated, cannot provide absolute assurance to achieve its objectives.

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’ board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2017 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as a December 31, 2017 based on criteria in Internal Control — Integrated Framework (2013) issued by the COSO.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, as stated in their report which appears on page F-2.

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

Pearson has adopted a code of ethics (the Pearson code of conduct) which applies to all employees including the chief executive officer and chief financial officer and other senior financial management. This code of ethics is available on the Group’s website (www.pearson.com/code-of-conduct.html). The information on this website is not incorporated by reference into this report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

In line with best practice, the Group’s relationship with PricewaterhouseCoopers LLP (PwC) is governed by its external auditor policy, which is reviewed and approved annually by the audit committee. The policy establishes procedures to ensure the auditors’ independence is not compromised as well as defining those non-audit services that PwC may or may not provide to Pearson. These allowable services are in accordance with relevant UK and US legislation.

The audit committee approves all audit and non-audit services provided by PwC.

Services provided by PwC above these limits and all other allowable non-audit services, such as due diligence, irrespective of value, must be approved by the audit committee. Where appropriate, services will be tendered prior to awarding this work to the auditor.

The following table sets forth remuneration paid to PwC for 2017 and 2016:

Auditors’ Remuneration	2017	2016
	£m	£m
Audit fees	6	7
Tax fees	—	—
All other fees	2	2

Audit fees include £35,000 (2016: £35,000) of audit fees relating to the audit of the parent company.

Fees for the audit of the effectiveness of the Group’s internal control over financial reporting are allocated to audit fees paid.

Tax services include services related to tax compliance and advisory services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Period	Total number of shares purchased	Average price paid per share	Total number of units purchased as part of publicly announced plans or programs	Approximate maximum value of shares that may yet be purchased under the plans or programs
July 1, 2015 – July 31, 2015	1,974,362	£11.81	n/a	n/a
August 1, 2016 – August 31, 2016	3,000,000	£8.92	n/a	n/a
October 1, 2017 – October 31, 2017	4,846,809	£7.03	4,846,809	£266m
November 1, 2017 – November 30, 2017	11,210,922	£6.99	11,210,922	£187m
December 1, 2017 – December 31, 2017	4,938,170	£7.23	4,938,170	£151m
January 1, 2018 – January 31, 2018	9,895,690	£7.03	9,895,690	£81m
February 1, 2018 – February 28, 2018	11,943,986	£6.77	11,943,986	£nil

Purchases of shares in 2015 and 2016 were made to satisfy obligations under Pearson employee share award programs. All purchases were made in open-market transactions.

In October 2017, The Group announced a £300m share buyback program. In 2017, the Group’s brokers purchased 21m shares at a total value of £153m of which £149m had been cancelled at December 31, 2017. Cash payments of £149m had been made in respect of the purchases with the outstanding £4m settlement made at the beginning of January 2018. This £4m together with the remaining value of the buyback program of £147m was recorded as a liability at December 31, 2017. A further 22m shares were purchased under the program in 2018. The shares bought back were cancelled and the nominal value of these shares was transferred to a capital redemption reserve. The nominal value of shares cancelled at December 31, 2017 was £5m.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING AUDITOR

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Pearson is listed on the New York Stock Exchange (“NYSE”). As a listed non-US issuer, the Group is required to comply with some of the NYSE’s corporate governance rules, and otherwise must disclose on its website any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Company believes that it is in compliance in all material respects with all the NYSE rules except that the Remuneration Committee and the Nomination & Governance Committee are not composed entirely of independent directors as the Chairman, who is not considered independent under NYSE rules, is a member of each committee in addition to independent directors.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are included on pages F-1 through F-151 hereof.

ITEM 19.	EXHIBITS

1.1	Articles of Association of Pearson plc. ¥

2.1	Indenture dated June 23, 2003 between Pearson plc and The Bank of New York, as trustee *

2.2	Indenture dated May 6, 2008 among Pearson Dollar Finance Two plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York, as trustee, Paying Agent and Calculation Agent. †

2.3	Indenture dated May 8, 2012 between Pearson Funding Four plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. f

2.4	Indenture dated May 8, 2013 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. q

2.5	Trust Deed dated May 19, 2014 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee. ¥

2.6	Trust Deed dated May 6, 2015 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee. l

8.1	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15	Consent of PricewaterhouseCoopers LLP.

15.1	Consent of PricewaterhouseCoopers GmbH.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2003 and filed May 7, 2004.
†	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2009 and filed March 31, 2010.
f	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2012 and filed March 22, 2013.
q	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2013 and filed March 27, 2014.
¥	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2014 and filed March 26, 2015.
l	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2015 and filed March 23, 2016.

FINANCIAL STATEMENTS: CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pearson plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Pearson plc and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended December 31, 2017 including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under item 15. of this Form 20-F”. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/PricewaterhouseCoopers LLP

London

United Kingdom

April 4, 2018

We have served as the Company’s auditor since 1996.

Pearson plc Consolidated Financial Statements

Consolidated income statement

Year ended 31 December 2017

All figures in £ millions	Notes	2017	2016		2015
Continuing operations
Sales	2	4,513	4,552		4,468
Cost of goods sold	4	(2,066)	(2,093)		(1,981)

Gross profit		2,447	2,459		2,487
Operating expenses	4	(2,202)	(2,480)		(2,107)
Other net gains and losses	4	128	(25)		13
Impairment of intangible assets	11	—	(2,548)		(849)
Share of results of joint ventures and associates	12	78	97		52

Operating profit/(loss)	2	451	(2,497)		(404)
Finance costs	6	(110)	(97)		(100)
Finance income	6	80	37		71

Profit/(loss) before tax		421	(2,557)		(433)
Income tax	7	(13)	222		81

Profit/(loss) for the year from continuing operations		408	(2,335)		(352)

Profit for the year from discontinued operations		—	—		1,175

Profit/(loss) for the year		408	(2,335)		823

Attributable to:
Equity holders of the company		406	(2,337)		823
Non-controlling interest		2	2		—

Earnings per share/(loss) from continuing and discontinued operations attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	49.9p	(286.8	)p	101.2p
– diluted	8	49.9p	(286.8	)p	101.2p

Earnings per share/(loss) from continuing operations attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	49.9p	(286.8	)p	(43.3	)p
– diluted	8	49.9p	(286.8	)p	(43.3	)p

Pearson plc Consolidated Financial Statements

Consolidated statement of comprehensive income

Year ended 31 December 2017

All figures in £ millions	Notes	2017	2016	2015
Profit/(loss) for the year		408	(2,335)	823
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group		(158)	910	(85)
Net exchange differences on translation of foreign operations – associates		(104)	3	16
Currency translation adjustment disposed		(51)	—	(10)
Attributable tax	7	9	(5)	5
Fair value gain on other financial assets		13	—	—
Attributable tax	7	(4)	—	—
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	25	175	(268)	110
Remeasurement of retirement benefit obligations – associates		7	(8)	8
Attributable tax	7	(42)	58	(24)

Other comprehensive (expense)/income for the year	29	(155)	690	20

Total comprehensive income/(expense) for the year		253	(1,645)	843

Attributable to:
Equity holders of the company		251	(1,648)	845
Non-controlling interest		2	3	(2)

Pearson plc Consolidated Financial Statements

Consolidated balance sheet

As at 31 December 2017

All figures in £ millions	Notes	2017	2016
Assets
Non-current assets
Property, plant and equipment	10	281	343
Intangible assets	11	2,964	3,442
Investments in joint ventures and associates	12	398	1,247
Deferred income tax assets	13	95	451
Financial assets – derivative financial instruments	16	140	171
Retirement benefit assets	25	545	158
Other financial assets	15	77	65
Trade and other receivables	22	103	104

		4,603	5,981
Current assets
Intangible assets – pre-publication	20	741	1,024
Inventories	21	148	235
Trade and other receivables	22	1,110	1,357
Financial assets – marketable securities	14	8	10
Cash and cash equivalents (excluding overdrafts)	17	518	1,459

		2,525	4,085

Assets classified as held for sale	32	760	—

Total assets		7,888	10,066

Liabilities
Non-current liabilities
Financial liabilities – borrowings	18	(1,066)	(2,424)
Financial liabilities – derivative financial instruments	16	(140)	(264)
Deferred income tax liabilities	13	(164)	(466)
Retirement benefit obligations	25	(104)	(139)
Provisions for other liabilities and charges	23	(55)	(79)
Other liabilities	24	(133)	(422)

		(1,662)	(3,794)

Current liabilities
Trade and other liabilities	24	(1,342)	(1,629)
Financial liabilities – borrowings	18	(19)	(44)
Current income tax liabilities		(231)	(224)
Provisions for other liabilities and charges	23	(25)	(27)

		(1,617)	(1,924)

Liabilities classified as held for sale	32	(588)	—

Total liabilities		(3,867)	(5,718)

Net assets		4,021	4,348

All figures in £ millions	Notes	2017	2016
Equity
Share capital	27	200	205
Share premium	27	2,602	2,597
Treasury shares	28	(61)	(79)
Capital redemption reserve		5	—
Fair value reserve		13	—
Translation reserve		592	905
Retained earnings		662	716

Total equity attributable to equity holders of the company		4,013	4,344
Non-controlling interest		8	4

Total equity		4,021	4,348

These financial statements have been approved for issue by the Board of Directors on 14 March 2018 and signed on its behalf by

Coram Williams

Chief Financial Officer

Pearson plc Consolidated Financial Statements

Consolidated statement of changes in equity

Year ended 31 December 2017

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2017	205	2,597	(79)	—	—	905	716	4,344	4	4,348
Profit for the year	—	—	—	—	—	—	406	406	2	408
Other comprehensive income/(expense)	—	—	—	—	13	(313)	145	(155)	—	(155)
Total comprehensive income/(expense)	—	—	—	—	13	(313)	551	251	2	253
Equity-settled transactions	—	—	—	—	—	—	33	33	—	33
Issue of ordinary shares under share option schemes	—	5	—	—	—	—	—	5	—	5
Buyback of equity	(5)	—	—	5	—	—	(300)	(300)	—	(300)
Purchase of treasury shares	—	—	—	—	—	—	—	—	—	—
Release of treasury shares	—	—	18	—	—	—	(18)	—	—	—
Changes in non-controlling interest	—	—	—	—	—	—	(2)	(2)	2	—
Dividends	—	—	—	—	—	—	(318)	(318)	—	(318)

At 31 December 2017	200	2,602	(61)	5	13	592	662	4,013	8	4,021

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2016	205	2,590	(72)	—	—	(7)	3,698	6,414	4	6,418
Loss for the year	—	—	—	—	—	—	(2,337)	(2,337)	2	(2,335)
Other comprehensive income/(expense)	—	—	—	—	—	912	(223)	689	1	690
Total comprehensive income/(expense)	—	—	—	—	—	912	(2,560)	(1,648)	3	(1,645)
Equity-settled transactions	—	—	—	—	—	—	22	22	—	22
Issue of ordinary shares under share option schemes	—	7	—	—	—	—	—	7	—	7
Buyback of equity	—	—	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	(27)	—	—	—	—	(27)	—	(27)
Release of treasury shares	—	—	20	—	—	—	(20)	—	—	—
Changes in non-controlling interest	—	—	—	—	—	—	—	—	(3)	(3)
Dividends	—	—	—	—	—	—	(424)	(424)	—	(424)

At 31 December 2016	205	2,597	(79)	—	—	905	716	4,344	4	4,348

The capital redemption reserve reflects the nominal value of shares cancelled in the Group’s share buyback programme. The fair value reserve arises on revaluation of other financial assets. The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments.

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2015	205	2,579	(75)	—	—	70	3,200	5,979	6	5,985
Profit for the year	—	—	—	—	—	—	823	823	—	823
Other comprehensive income	—	—	—	—	—	(77)	99	22	(2)	20
Total comprehensive income	—	—	—	—	—	(77)	922	845	(2)	843
Equity-settled transactions	—	—	—	—	—	—	26	26	—	26
Tax on equity-settled transactions	—	—	—	—	—	—	(1)	(1)	—	(1)
Issue of ordinary shares under share option schemes	—	11	—	—	—	—	—	11	—	11
Purchase of treasury shares	—	—	(23)	—	—	—	—	(23)	—	(23)
Release of treasury shares	—	—	26	—	—	—	(26)	—	—	—
Changes in non-controlling interest	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	(423)	(423)	—	(423)

At 31 December 2015	205	2,590	(72)	—	—	(7)	3,698	6,414	4	6,418

Pearson plc Consolidated Financial Statements

Consolidated cash flow statement

Year ended 31 December 2017

All figures in £ millions	Notes	2017	2016	2015
Cash flows from operating activities
Net cash generated from operations	33	462	522	518
Interest paid		(89)	(67)	(75)
Tax paid		(75)	(45)	(232)

Net cash generated from operating activities		298	410	211
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	30	(11)	(15)	(9)
Acquisition of joint ventures and associates		—	—	(11)
Purchase of investments		(3)	(6)	(7)
Purchase of property, plant and equipment		(82)	(88)	(86)
Purchase of intangible assets		(150)	(157)	(161)
Disposal of subsidiaries, net of cash disposed	31	19	(54)	1,030
Proceeds from sale of associates	31	411	4	379
Proceeds from sale of investments		—	92	13
Proceeds from sale of property, plant and equipment	33	—	4	2
Proceeds from sale of intangible assets		—	—	1
Proceeds from sale of liquid resources		20	42	17
Loans (advanced)/repaid by related parties		(13)	14	7
Investment in liquid resources		(18)	(24)	(29)
Interest received		20	16	24
Dividends received from joint ventures and associates		458	131	162

Net cash generated from/(used in) investing activities		651	(41)	1,332
Cash flows from financing activities
Proceeds from issue of ordinary shares	27	5	7	11
Buyback of equity	27	(149)	—	—
Purchase of treasury shares	28	—	(27)	(23)
Proceeds from borrowings		2	4	372
Repayment of borrowings		(1,294)	(249)	(300)
Finance lease principal payments		(5)	(6)	(1)
Transactions with non-controlling interest		—	(2)	—
Dividends paid to company’s shareholders	9	(318)	(424)	(423)

Net cash used in financing activities		(1,759)	(697)	(364)
Effects of exchange rate changes on cash and cash equivalents		16	81	(19)

Net decrease in cash and cash equivalents		(794)	(247)	1,160
Cash and cash equivalents at beginning of year		1,424	1,671	511

Cash and cash equivalents at end of year	17	630	1,424	1,671

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

These consolidated financial statements were approved for issue by the Board of Directors on 14 March 2018.

1. Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a. Basis of preparation

These consolidated financial statements have been prepared on the going concern basis and in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRS IC) interpretations as issued by the IASB and in conformity with IFRS as adopted by the EU.

These consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value through profit or loss.

1. Interpretations and amendments to published standards effective 2017 The following amendments and interpretations were adopted in 2017:

•	Amendments to IFRS 12 Disclosure of Interests in Other Entities – Annual Improvements 2014-2016 cycle

•	Amendments to IAS 7 Statement of Cash Flows – Disclosure Initiative

•	Amendments to IAS 12 Income Taxes – Recognition of Deferred Tax Assets for Unrealised Losses

The adoption of these new pronouncements from 1 January 2017 does not have a material impact on the consolidated financial statements. Additional disclosure has been given where relevant.

2. Standards, interpretations and amendments to published standards that are not yet effective New accounting standards and interpretations have been published that are not mandatory for the year ended 31 December 2017. The Group has elected not to early-adopt these new standards and interpretations. The Group’s assessment of the impact of these new standards is set out below.

IFRS 9 ‘Financial Instruments’, effective for annual reporting periods beginning on or after 1 January 2018. The standard, which replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’, addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new hedge accounting rules and a new impairment model for financial assets. The Group will adopt IFRS 9 as at 1 January

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

1. Accounting policies continued

a. Basis of preparation continued

2018 and apply the new rules retrospectively, with the practical expedients permitted in the standard. Comparatives for 2017 will not be restated. The Group has assessed the impact of adopting IFRS 9 and is expecting the following impact:

Classification and measurement: The Group has reviewed its financial assets and liabilities and does not expect any changes in classification or measurement as a result of adopting IFRS 9. Trade receivables will continue to be measured at amortised cost as they are held to collect contractual cash flows which represent solely payments of principal and interest, in accordance with the business model. There will be no impact on classification and measurement of financial liabilities as the new requirements only affect the accounting for financial liabilities which are designated at fair value through the profit and loss account, and the Group does not have any such liabilities. Derivative assets and liabilities will continue to be recognised at fair value with movements recognised in finance income or costs, unless the hedging strategy determines otherwise. The Group’s equity financial investments will continue to be recognised at fair value and the Group has elected the option to recognise all movements in fair value in other comprehensive income (FVOCI). Gains or losses realised on the subsequent sale of these financial assets will no longer be recycled through the profit and loss account, but instead reclassified from the FVOCI reserve to retained earnings. During 2017, £nil of such gains/losses were recycled to the profit and loss account in relation to the disposal of available-for-sale assets.

Impairment: IFRS 9 introduces a new impairment model which requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses, as is the case under IAS 39. The Group expects this new impairment model will lead to a small increase in its provision for losses against trade debtors, representing anticipated losses (evidenced by both historical recovery rates and forward-looking indicators) where there has been no triggering event to suggest any impairment incurred to date. The Group expects its provision for losses against trade debtors as at 1 January 2018 to increase by an amount approximating 1% of gross trade debtors as a result of adopting the expected credit loss model for impairments. The Group does not anticipate the expected credit loss model having a material impact on profit before tax for 2018 unless market conditions or other factors change the outlook for credit losses.

Hedge accounting: IFRS 9 introduces a new, simpler hedge accounting model with a principles-based approach designed to align the accounting result with the economic hedging strategy. The group currently uses fair value hedge relationships to hedge interest rate risk and currency risk on its bond borrowings and also uses net investment hedging relationships to hedge currency re-translation risk on its overseas assets. The Group has confirmed that its current hedge relationships will continue to qualify as hedges upon the adoption of IFRS 9. The Group does not currently undertake any cash flow hedging, but is reviewing its strategy with regard to currency risk. Should the Group decide to expand its hedging strategy in this area, changes in fair value relating to forward points or currency basis may, subject to hedge designation, be deferred in a cost of hedging reserve and recognised against the related hedge transaction when it occurs.

IFRS 9 also requires additional disclosure which will be incorporated in the 2018 annual report.

IFRS 15 ’Revenue from Contracts with Customers’, effective for annual reporting periods beginning on or after 1 January 2018. The standard, which replaces IAS 18 covering contracts for goods and services, and IAS 11 covering construction contracts, addresses the recognition of revenue. The new standard is based on the principle that revenue is recognised to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The Group will adopt the new standard as at 1 January 2018 and apply the modified retrospective approach.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

1. Accounting policies continued

a. Basis of preparation continued

Comparatives for 2017 will not be restated and the cumulative impact of adoption will be recognised in retained earnings as at 1 January 2018.

The Group has reviewed the impact of adopting IFRS 15 across its various geographies and lines of business, with reference to underlying contractual terms and business practices, and has identified four areas of impact, as follows:

Unexercised customer rights (or breakage): The Group sells rights to future performance to customers which may go unexercised. While the customer has paid for future performance, usage is at the customer’s discretion and those rights may expire prior to usage, or never be used. The Group maintains historical customer data to understand usage patterns over time (i.e. redemption rates). Where the Group expects to have no future obligation (based on these redemption rates), revenue has historically been recognised immediately for this portion of the sale. Under IFRS 15, where the Group currently recognises this breakage element on subscriptions, revenue instead will be recognised evenly over the period of use. Where breakage relates to sales of tests or vouchers, revenue will be recognised when the underlying tests are delivered. This revised treatment in respect of breakage primarily affects the school and higher education businesses in North America and will result in higher deferred revenue upon adoption on 1 January 2018.

Online Program Management (OPM) marketing: Historically the OPM (Embanet) business recognised revenue for the pre-semester costs of marketing and recruitment as a separate performance obligation from course delivery during the semester (i.e. revenue was recognised in line with the marketing costs incurred). Under IFRS 15, revenue will be recognised on a straight-line basis over the semester with no revenue recognised up front for pre-semester recruitment and marketing costs based on management’s judgement under the new standard’s requirements assessing the start of the Group’s contract and determining the Group’s performance obligations. This revised treatment of pre-semester costs only affects the OPM business in North America and will result in a lower trade receivable balance upon adoption on

1	January 2018.

Administration fees: This relates to non-refundable upfront administration fees charged to customers which do not relate to the transfer of a promised good or service to the customer. Rather these fees are charged to cover internal costs, such as registration fees for testing candidate exams. Historically administration fees have been recognised in revenue up front when charged. Under IFRS 15, such fees must be deferred and recognised over the period over which services are provided as they do not relate to a specific performance obligation. This revised treatment primarily affects the UK Assessments business and will result in higher deferred revenue upon adoption on 1 January 2018.

Commissions: This relates to incremental costs of obtaining customer contracts, such as sales incentive plans or sales commissions specifically linked to obtaining new contracts. Historically such commissions have been charged to the profit and loss account as incurred. Under IFRS 15, sales commissions in respect of customer transactions with an accounting period of greater than one year will be capitalised and amortised over that accounting period, using practical expedients permissible under the new standard. This revised treatment affects the US Assessments business and will result in a higher contract asset upon adoption on 1 January 2018.

IFRS 15 also requires increased disclosure, in particular analysis of disaggregated revenues, contract balances and transaction price allocated to remaining performance obligations. This disclosure will be incorporated in the 2018 annual report.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

1. Accounting policies continued

a. Basis of preparation continued

Had the Group been applying IFRS 15 during 2017, both sales and profit before tax would have been around £2m higher, with the balance sheet impact at the beginning and end of the year being similar.

The impact on sales and profit before tax for 2018 is not expected to be materially different to 2017, assuming a like-for-like business portfolio. The cumulative pre-tax impact of adopting IFRS 15 on 1 January 2018 is expected to reduce retained earnings by around £143m, with deferred revenue increasing by £106m, trade receivables reducing by £38m and contract assets increasing by £1m.

IFRS 16 ‘Leases’, effective for annual reporting periods beginning on or after 1 January 2019. Early adoption is permitted. The new standard replaces IAS 17 ‘Leases’ and related interpretations and details the requirements for the classification, measurement and recognition of lease arrangements. Adoption of the new standard is likely to have a material impact on the Group. Management continues to assess this impact but cannot reasonably estimate this impact due to judgements which are required to be made for each lease and the adoption methods available. The actual impact of applying IFRS 16 will depend on the composition of the Group’s lease portfolio at the adoption date and the extent to which the Group chooses to use practical expedients and recognition exemptions. The Group plans to apply IFRS 16 on 1 January 2019, and anticipates using the modified retrospective approach. Under this approach, the cumulative effect of adopting IFRS 16 will be recognised as an adjustment to the opening balance of retained earnings on 1 January 2019, with no restatement of comparative information.

Although the Group has not completed its detailed assessment, the following changes to lessee accounting are likely to have a material impact:

•

Currently no lease assets are included on the Group’s consolidated balance sheet for operating leases. Under IFRS 16 right-of-use assets will be recorded on the balance sheet for assets that are leased by the Group

•

Currently no lease liabilities are included on the Group’s consolidated balance sheet for future operating lease payments; these are disclosed as commitments. Under IFRS 16 liabilities will be recorded for future lease payments. As at 31 December 2017, the Group’s future aggregate minimum lease payments under non-cancellable operating leases amounted to £1,203m, on an undiscounted basis (see note 35)

•

Currently operating lease rentals, net of any incentives received, are expensed to the income statement on a straight-line basis over the period of the lease. Under IFRS 16 the lease expense will represent the depreciation of the right-of-use asset together with interest charged on lease liabilities

•

Currently operating lease cash flows are included within operating cash flows in the Group’s consolidated cash flow statement. Under IFRS 16 these cash flows will be recorded as cash flows from financing activities being the repayment of lease liabilities and related interest

Lessor accounting under IFRS 16 is similar to IAS 17 accounting and is not expected to have a material impact on the Group.

In June 2015, the IASB issued an exposure draft ED/2015/5 ‘Remeasurement on a Plan Amendment, Curtailment or Settlement/Availability of a Refund from a Defined benefit Plan (Proposed Amendments to IAS 19 and IFRIC 14)’. The proposed amendments to IFRIC 14, which may have restricted the Group’s ability to recognise a pension asset in respect of pension surpluses in its UK defined benefit plan, have now been withdrawn.

A number of other new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2017, and have not been applied in preparing these financial statements. None of these is expected to have a material impact on the consolidated financial statements.

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

Consolidation: Business combinations – classification of investments (see note 1b(1))

Intangible assets: Goodwill (see note 1e(1))

Intangible assets: Pre-publication assets (see note 1e(5)) Taxation (see note 1m)

Revenue recognition including provisions for returns (see note 1p)

Employee benefits: Pensions (see note 1n(1))

Consolidation: Business combinations – determination of fair values (where relevant) (see note 1b(1))

b. Consolidation

1. Business combinations The acquisition method of accounting is used to account for business combinations.

The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred in the operating expenses line of the income statement. Identifiable assets acquired and identifiable liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The determination of fair values often requires significant judgements and the use of estimates, and, for material acquisitions, the fair value of the acquired intangible assets is determined by an independent valuer. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (see note 30).

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

4. Joint ventures and associates Joint ventures are entities in which the Group holds an interest on a long-term basis and has rights to the net assets through contractually agreed sharing of control. Associates are entities over which the Group has significant influence but not the power to control the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Ownership percentage is likely to be the key indicator of investment classification; however, other factors, such as Board representation, may also affect the accounting classification. Judgement is required to assess all of the qualitative and quantitative factors which may indicate that the Group does, or does not, have significant influence over an investment. Penguin Random House is the Group’s only material associate – see note 12 for further details on the judgements involved in its accounting classification. Investments in joint ventures and associates are accounted for by the equity method and are initially recognised at the fair value of consideration transferred.

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

c. Foreign currency translation

1. Functional and presentation currency Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in sterling, which is the company’s functional and presentation currency.

2. Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying net investment hedges.

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

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.30 (2016: $1.33) and the year-end rate was $1.35 (2016: $1.23).

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

1. Accounting policies continued

e. Intangible assets continued

Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. An impairment loss is recognised to the extent that the carrying value of goodwill exceeds the recoverable amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. These calculations require the use of estimates in respect of forecast cash flows and discount rates and significant management judgement in respect of CGU and cost allocation. A description of the key assumptions and sensitivities is included in note 11. Goodwill is allocated to aggregated cash-generating units for the purpose of impairment testing. The allocation is made to those aggregated cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

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

5. Pre-publication assets Pre-publication assets represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are recognised as current intangible assets where the title will generate probable future economic benefits and costs can be measured reliably. Pre-publication assets are amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected operating lifecycle of the title, with a higher proportion of the amortisation taken in the earlier years.

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

g. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first in first out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Provisions are made for slow-moving and obsolete stock.

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

1. Accounting policies continued

j. Share capital continued

Where any Group company purchases the company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs, net of income taxes, is deducted from equity attributable to the company’s equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable transaction costs and the related income tax effects, is included in equity attributable to the company’s equity holders.

Ordinary shares purchased under a buyback programme are cancelled and the nominal value of the shares is transferred to a capital redemption reserve.

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

Changes in the fair value of derivatives are recognised immediately in finance income or costs. However, derivatives relating to borrowings and certain foreign exchange contracts are designated as part of a hedging transaction. The accounting treatment is summarised as follows:

Typical reason for designation	Reporting of gains and losses on effective portion of the hedge	Reporting of gains and losses on disposal
Net investment hedge
The derivative creates a foreign currency liability which is used to hedge changes in the value of a subsidiary which transacts in that currency.	Recognised in other comprehensive income.	On disposal, the accumulated value of gains and losses reported in other comprehensive income is transferred to the income statement.

Fair value hedges
The derivative transforms the interest profile on debt from fixed rate to floating rate. Changes in the value of the debt as a result of changes in interest rates are offset by equal and opposite changes in the value of the derivative. When the Group’s debt is swapped to floating rates, the contracts used are designated as fair value hedges.	Gains and losses on the derivative are reported in finance income or finance costs. However, an equal and opposite change is made to the carrying value of the debt (a ‘fair value adjustment’) with the benefit/cost reported in finance income or finance costs. The net result should be a zero charge on a perfectly effective hedge.	If the debt and derivative are disposed of, the value of the derivative and the debt (including the fair value adjustment) are reset to zero. Any resultant gain or loss is recognised in finance income or finance costs.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

1. Accounting policies continued

l. Derivative financial instruments continued

Typical reason for designation	Reporting of gains and losses on effective portion of the hedge	Reporting of gains and losses on disposal
Non-hedge accounted contracts
These are not designated as hedging instruments. Typically these are short- term contracts to convert debt back to fixed rates or foreign exchange contracts where a natural offset exists.	No hedge accounting applies.

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

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the estimates in relation to the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises tax provisions when it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are based on management’s best judgement of the application of tax legislation and best estimates of future settlement amounts (see note 7). Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets and liabilities require management judgement in determining the amounts to be recognised. In particular, significant judgement is used when assessing the extent to which deferred tax assets should be recognised with consideration given to the timing and level of future taxable income together with any future tax planning strategies (see note 13).

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

1. Accounting policies continued

n. Employee benefits

1. Pensions The retirement benefit asset and obligation recognised in the balance sheet represents the net of the present value of the defined benefit obligation and the fair value of plan assets at the balance sheet date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting estimated future cash flows using yields on high-quality corporate bonds which have terms to maturity approximating the terms of the related liability.

When the calculation results in a potential asset, the recognition of that asset is limited to the asset ceiling – that is the present value of any economic benefits available in the form of refunds from the plan or a reduction in future contributions. Management uses judgement to determine the level of refunds available from the plan in recognising an asset.

The determination of the pension cost and defined benefit obligation of the Group’s defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth and longevity (see note 25).

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

o. Provisions continued

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

Revenue from the sale of books is recognised when title passes. A provision for anticipated returns is made based primarily on historical return rates, customer buying patterns and retailer behaviours including stock levels (see note 22). If these estimates do not reflect actual returns in future periods then revenues could be understated or overstated for a particular period.

Revenue from the sale of off-the-shelf software is recognised on delivery or on installation of the software where that is a condition of the contract. In certain circumstances, where installation is complex, revenue is recognised when the customer has completed their acceptance procedures. Where software is provided under a term licence, revenue is recognised on a straight-line basis over the period of the licence.

Revenue from the provision of services to academic institutions, such as programme development, student acquisition, education technology and student support services, is recognised as performance occurs. Revenue from multi-year contractual arrangements, such as contracts to process qualifying tests for individual professions and government departments, is recognised as performance occurs. The assumptions, risks and uncertainties inherent to long-term contract accounting can affect the amounts and timing of revenue and related expenses reported. Certain of these arrangements, either as a result of a single service spanning more than one reporting period or where the contract requires the provision of a number of services that together constitute a single project, are treated as long-term contracts with revenue recognised on a percentage of completion basis. Percentage of completion is calculated on a cost basis using the proportion of the total estimated costs incurred to date. Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated total costs of the contract exceed the estimated total revenues that will be generated.

Where a contractual arrangement consists of two or more separate elements that can be provided to customers either on a stand-alone basis or as an optional extra, such as the provision of supplementary materials or online access with textbooks and multiple deliverables within testing or service contracts, revenue is recognised for each element as if it were an individual contractual arrangement. This requires judgement regarding the identification of the individual elements as well as the estimation of its relative fair value.

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

Income from recharges of freight and other activities which are incidental to the normal revenue-generating activities is included in other income.

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

2. Segment information

The primary segments for management and reporting are geographies as outlined below. In addition, the Group separately discloses its share of the results from the Penguin Random House associate.

The chief operating decision-maker is the Pearson executive.

North America Courseware, Assessments and Services businesses in the US and Canada.

Core Courseware, Assessments and Services businesses in more mature markets including UK, Australia and Italy.

Growth Courseware, Assessments and Services businesses in emerging markets including Brazil, China, India and South Africa.

For more detail on the services and products included in each business segment refer to Item 4.

		2017
All figures in £ millions	Notes	North America	Core	Growth	Penguin Random House	Corporate	Discontinued operations	Group
Continuing operations
Sales		2,929	815	769	—	—		4,513

Adjusted operating profit		394	50	38	94	—		576
Cost of major restructuring		(60)	(11)	(8)	—	—		(79)
Intangible charges		(89)	(12)	(37)	(28)	—		(166)
Other net gains and losses		(3)	—	35	96	—		128
Impact of US tax reform		—	—	—	(8)	—		(8)

Operating profit		242	27	28	154	—		451
Finance costs	6							(110)
Finance income	6							80

Profit before tax								421
Income tax	7							(13)

Profit for the year from continuing operations								408

Segment assets		4,116	1,914	667	—	793		7,490
Joint ventures	12	—	—	3	—	—		3
Associates	12	4	3	—	388	—		395

Total assets		4,120	1,917	670	388	793		7,888

Other segment items
Share of results of joint ventures and associates	12	5	1	1	71	—	—	78
Capital expenditure	10, 11	162	35	43	—	—	—	240
Pre-publication investment	20	218	84	59	—	—	—	361
Depreciation	10	56	13	21	—	—	—	90
Amortisation	11, 20	348	103	110	—	—	—	561
Impairment	11	—	—	—	—	—	—	—

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

2. Segment information continued

		2016
All figures in £ millions	Notes	North America	Core	Growth	Penguin Random House	Corporate	Discontinued operations	Group
Continuing operations
Sales		2,981	803	768	—	—		4,552

Adjusted operating profit		420	57	29	129	—		635
Cost of major restructuring		(172)	(62)	(95)	(9)	—		(338)
Intangible charges		(2,684)	(16)	(33)	(36)	—		(2,769)
Other net gains and losses		(12)	(12)	(1)	—	—		(25)

Operating (loss)/profit		(2,448)	(33)	(100)	84	—		(2,497)
Finance costs	6							(97)
Finance income	6							37

Loss before tax								(2,557)
Income tax	7							222

Loss for the year from continuing operations								(2,335)

Segment assets		4,859	1,461	859	—	1,640		8,819
Joint ventures	12	—	—	2	—	—		2
Associates	12	1	4	—	1,240	—		1,245

Total assets		4,860	1,465	861	1,240	1,640		10,066

Other segment items
Share of results of joint ventures and associates	12	(1)	1	(1)	98	—	—	97
Capital expenditure	10, 11	153	42	51	—	—	—	246
Pre-publication investment	20	235	92	68	—	—	—	395
Depreciation	10	56	12	27	—	—	—	95
Amortisation	11, 20	394	109	116	—	—	—	619
Impairment	11	2,548	—	—	—	—	—	2,548

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

There were no material inter-segment sales in either 2017, 2016 or 2015.

Adjusted operating profit is shown in the above tables as it is the key financial measure used by management to evaluate the performance of the Group and allocate resources to business segments. The measure also enables investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments by separating out those items of income and expenditure relating to acquisition and disposal transactions and major restructuring programmes.

Cost of major restructuring: In January 2016, the Group announced that it was embarking on a restructuring programme to simplify the business, reduce costs and position the Group for growth in its major markets. The costs of this programme of £338m in 2016 were significant enough to exclude from the adjusted operating profit measure so as to better highlight the underlying performance. These costs included costs associated with headcount reductions, property rationalisation and closure or exit from certain systems, platforms, products and supplier and customer relationships. A new programme of restructuring, announced in May 2017, to run between 2017 and 2019, began in the second half of 2017 and is expected to drive further significant cost savings. Costs incurred to date relating to this new programme were £79m at the end of 2017 and related to cost efficiencies in

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

2. Segment information continued

higher education and enabling functions together with further rationalisation of the property portfolio. The costs of this new programme have also been excluded from adjusted operating profit (see note 3).

Intangible charges: These represent charges in respect of goodwill, including impairment, and intangible assets acquired through business combinations and the direct costs of acquiring those businesses. These charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. In 2016, intangible charges included an impairment of goodwill in the Group’s North America business of £2,548m (see note 11). In 2015, intangible charges included an impairment of goodwill and intangibles in our North America business of £282m, our Core business of £37m and our Growth business of £530m. There was no impairment in 2017.

Other net gains and losses: These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit as they distort the performance of the Group as reported on a statutory basis. Other net gains of £128m in 2017 largely relate to the sale of the test preparation business in China which resulted in a profit on sale of £44m and the part sale of the Group’s share in Penguin Random House which resulted in a profit of £96m (see note 31). In 2016, the net losses in the Core segment mainly relate to the closure of the Group’s English language schools in Germany and in the North America segment relate to the sale of the Pearson English Business Solutions business. Other net gain and losses in 2015 relate to the profit on disposal of PowerSchool in North America, net of small losses on other investments.

Impact of US tax reform In 2017, as a result of US tax reform, the Group’s share of profit from associates was adversely impacted by £8m. This amount has been excluded from adjusted operating profit as it is considered to be a transition adjustment that is not expected to recur in the near future.

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

Property, plant and equipment and intangible assets acquired through business combination were £nil (2016: £10m) (see note 30).

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

2. Segment information continued

All figures in £ millions	2017
	North America	Core	Growth	Group
Sales:
Courseware
School Courseware	394	171	139	704
Higher Education Courseware	1,146	93	63	1,302
English Courseware	20	60	102	182

	1,560	324	304	2,188

Assessments
School and Higher Education Assessments	355	256	23	634
Clinical Assessments	146	46	—	192
Professional and English Certification	341	138	60	539

	842	440	83	1,365

Services
School Services	274	5	54	333
Higher Education Services	253	34	32	319
English Services	—	12	296	308

	527	51	382	960

Total	2,929	815	769	4,513

	2016
All figures in £ millions	North America	Core	Growth	Group
Sales:
Courseware
School Courseware	418	173	127	718
Higher Education Courseware	1,147	92	60	1,299
English Courseware	21	65	97	183

	1,586	330	284	2,200

Assessments
School and Higher Education Assessments	378	268	21	667
Clinical Assessments	143	40	–	183
Professional and English Certification	333	112	49	494

	854	420	70	1,344

Services
School Services	259	6	54	319
Higher Education Services	269	29	46	344
English Services	13	18	314	345

	541	53	414	1,008

Total	2,981	803	768	4,552

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

2. Segment information continued

The Group operates in the following main geographic areas:

	Sales			Non-current assets
All figures in £ millions	2017	2016	2015	2017	2016
Continuing operations
UK	384	393	421	796	946
Other European countries	262	255	246	128	134
US	2,770	2,829	2,800	2,247	3,351
Canada	126	118	107	240	268
Asia Pacific	643	632	590	151	205
Other countries	328	325	304	184	232

Total continuing	4,513	4,552	4,468	3,746	5,136

Discontinued operations
UK	—	—	134	—	—
Other European countries	—	—	64	—	—
US	—	—	72	—	—
Canada	—	—	2	—	—
Asia Pacific	—	—	35	—	—
Other countries	—	—	5	—	—

Total discontinued	—	—	312	—	—

Total	4,513	4,552	4,780	3,746	5,136

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

2. Segment information continued

There are no discontinued operations in either 2017 or 2016. All discontinued operations in 2015 relate to the FT Group. An analysis of the results and cash flows of discontinued operations is as follows:

	2017	2016	2015
All figures in £ millions	Total	Total	FT Group	Total
Sales	—	—	312	312

Operating profit	—	—	48	48
Finance income/(costs)	—	—	—	—

Profit before tax	—	—	48	48
Income tax	—	—	(8)	(8)

Profit after tax	—	—	40	40
Profit on disposal of Penguin	—	—	—	—
Attributable tax benefit	—	—	—	—
Profit on disposal of The Economist	—	—	473	473
Profit on disposal of Financial Times	—	—	711	711
Attributable tax expense	—	—	(49)	(49)
Mergermarket transaction costs	—	—	—	—
Profit on disposal of Mergermarket	—	—	—	—
Attributable tax expense	—	—	—	—

Profit for the year from discontinued operations	—	—	1,175	1,175

Operating cash flows	—	—	31	31
Investing cash flows	—	—	3	3
Financing cash flows	—	—	—	—

Total cash flows	—	—	34	34

3. Restructuring costs

An analysis of restructuring costs is as follows:

All figures in £ millions	2017	2016	2015
By nature:
Product costs	15	32	—
Employee costs	11	139	18
Depreciation and amortisation	13	29	—
Property and facilities	24	43	5
Technology and communications	2	7	—
Professional and outsourced services	12	31	5
General and administrative costs	2	48	7

Total restructuring – operating expenses	79	329	35

Share of associate restructuring	—	9	12

Total	79	338	47

In January 2016, the Group announced that it was embarking on a restructuring programme to simplify the business, reduce costs and position the Group for growth in its major markets. The costs of this programme in

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

3. Restructuring costs continued

2016 were significant enough to exclude from the adjusted operating profit measure so as to better highlight the underlying performance (see note 8). A new programme of restructuring, the 2017-2019 restructuring programme announced in May 2017, began in the second half of 2017 and is expected to drive further significant cost savings. The costs of this new programme have also been excluded from adjusted operating profit. The restructuring in 2015 was not part of a major restructuring programme.

4. Operating expenses

All figures in £ millions	Notes	2017	2016	2015
By function:
Cost of goods sold		2,066	2,093	1,981
Operating expenses
Distribution costs		84	88	80
Selling, marketing and product development costs		896	908	895
Administrative and other expenses		1,207	1,240	1,195
Restructuring costs	3	79	329	35
Other income		(64)	(85)	(98)

Total net operating expenses		2,202	2,480	2,107

Other net gains and losses		(128)	25	(13)
Impairment of intangible assets	11	—	2,548	849

Total		4,140	7,146	4,924

Included in other income is service fee income from Penguin Random House of £3m (2016: £4m, 2015: £16m). Included in administrative and other expenses are research and efficacy costs of £14m (2016: £23m, 2015: £33m). In addition to the restructuring costs shown above, there were restructuring costs in Penguin Random House of £nil (2016: £9m, 2015: £12m).

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

4. Operating expenses continued

All figures in £ millions	Notes	2017	2016	2015
By nature:
Royalties expensed		246	264	249
Other product costs		564	616	566
Employee benefit expense	5	1,805	1,888	1,742
Contract labour		152	206	182
Employee-related expense		127	122	127
Promotional costs		229	217	163
Depreciation of property, plant and equipment	10	90	95	69
Amortisation of intangible assets – pre-publication	20	338	350	281
Amortisation of intangible assets – software	11	85	84	61
Amortisation of intangible assets – other	11	138	185	199
Impairment of intangible assets	11	—	2,548	849
Property and facilities		202	243	219
Technology and communications		218	188	153
Professional and outsourced services		322	378	262
Other general and administrative costs		140	140	132
Costs capitalised to intangible assets		(324)	(318)	(219)
Other net gains and losses		(128)	25	(13)
Other income		(64)	(85)	(98)

Total		4,140	7,146	4,924

During the year the Group obtained the following services from the Group’s auditors:

All figures in £ millions	2017	2016	2015
The audit of parent company and consolidated financial statements	4	5	4
The audit of the company’s subsidiaries	2	2	2

Total audit fees	6	7	6
Other assurance services	1	1	2
Other non-audit services	1	1	1

Total other services	2	2	3
Tax compliance services	—	—	1

Total tax services	—	—	1

Total non-audit services	2	2	4

Total	8	9	10

Reconciliation between audit and non-audit service fees is shown below:

All figures in £ millions	2017	2016	2015
Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	6	7	6
Non-audit fees	2	2	4

Total	8	9	10

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

4. Operating expenses continued

Fees for attestation under section 404 of the Sarbanes-Oxley Act are allocated between fees payable for the audits of consolidated and subsidiary accounts.

Included in non-audit fees are amounts related to carve-out audits for disposals of £1m (2016: £1m, 2015: £1m).

5. Employee information

All figures in £ millions	Notes	2017	2016	2015
Employee benefit expense
Wages and salaries (including termination costs)		1,567	1,661	1,507
Social security costs		130	124	124
Share-based payment costs	26	33	22	26
Retirement benefits – defined contribution plans	25	57	67	66
Retirement benefits – defined benefit plans	25	19	16	19
Other post-retirement medical benefits	25	(1)	(2)	—

Total		1,805	1,888	1,742

The details of the emoluments of the Directors of Pearson plc are shown in the report on Directors’ remuneration.

Average number employed	2017	2016	2015
Employee numbers
North America	16,295	16,841	19,951
Core	5,291	5,664	5,936
Growth	8,268	9,868	11,114
Other	485	346	264

Total	30,339	32,719	37,265

The employee benefit expense relating to discontinued operations was £nil (2016: £nil, 2015: £132m) and the average number employed was nil (2016: nil, 2015: 2,282).

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

6. Net finance costs

All figures in £ millions	Notes	2017	2016	2015
Interest payable		(99)	(74)	(61)
Net foreign exchange losses		—	(21)	(36)
Finance costs associated with transactions		(6)	—	—
Derivatives not in a hedge relationship		(5)	(2)	(3)

Finance costs		(110)	(97)	(100)

Interest receivable		20	15	15
Net finance income in respect of retirement benefits	25	3	11	4
Net foreign exchange gains		44	1	43
Derivatives not in a hedge relationship		12	10	9
Derivatives in a hedge relationship		1	—	—

Finance income		80	37	71

Net finance costs		(30)	(60)	(29)

Included in interest receivable is £1m (2016: £1m, 2015: £1m) of interest receivable from related parties. There was a net movement of £1m on fair value hedges in 2017 (2016: £nil, 2015: £nil), comprising a gain of £37m (2016: loss of £4m, 2015: gain of £22m) on the underlying bonds, offset by a loss of £36m (2016: gain of £4m, 2015: loss of £22m) on the related derivative financial instruments.

7. Income tax

All figures in £ millions	Notes	2017	2016	2015
Current tax
Charge in respect of current year		(121)	(66)	(155)
Adjustments in respect of prior years		(2)	27	42

Total current tax charge		(123)	(39)	(113)

Deferred tax
In respect of temporary differences		96	277	185
Other adjustments in respect of prior years		14	(16)	9

Total deferred tax credit	13	110	261	194

Total tax (charge)/credit		(13)	222	81

The adjustments in respect of prior years in both 2017 and 2016 primarily arise from revising the previous year’s reported tax provision to reflect the tax returns subsequently filed. This results in a change between deferred and current tax as well as an absolute benefit to the total tax charge.

The tax on the Group’s profit/(loss) before tax differs from the theoretical amount that would arise using the UK tax rate as follows. Information for 2016 has been re-presented to give additional disclosure.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

7. Income tax continued

All figures in £ millions	2017	2016	2015
Profit/(loss) before tax	421	(2,557)	(433)
Tax calculated at UK rate (2017: 19.25%, 2016: 20%, 2015: 20.25%)	(81)	511	88
Effect of overseas tax rates	15	424	52
Joint venture and associate income reported net of tax	15	19	10
Intangible impairment not subject to tax	—	(722)	(60)
Intra-group financing benefit	26	34	18
Movement in provisions for tax uncertainties	49	(37)	30
Impact of US tax reform	(1)	—	—
Net expense not subject to tax	(39)	(8)	(10)
Gains and losses on sale of businesses not subject to tax	8	15	(32)
Utilisation of previously unrecognised tax losses and credits	(1)	—	—
Unrecognised tax losses	(16)	(25)	(22)
Adjustments in respect of prior years	12	11	7

Total tax (charge)/credit	(13)	222	81

UK	(36)	46	(25)
Overseas	23	176	106

Total tax (charge)/credit	(13)	222	81

Tax rate reflected in earnings	3.1%	8.7%	18.7%

The impact of US tax reform includes a benefit from revaluation of deferred tax balances to the reduced federal rate of £5m and a repatriation tax charge of £6m. The Group continues to analyse the detail of new legislation and this may result in revisions to these impacts.

Factors which may affect future tax charges include changes in tax legislation, transfer pricing regulations, the level and mix of profitability in different countries, and settlements with tax authorities.

The movement in provisions for tax uncertainties primarily reflects releases due to the expiry of relevant statutes of limitation. The current tax liability of £231m (2016: £224m) includes £280m (2016: £322m) of provisions for tax uncertainties principally in respect of a number of issues in the US, the UK and China. The issues provided for include the allocation between territories of proceeds of historic business disposals, and the potential disallowance of intra-group recharges and interest expense. The Group is currently under audit in a number of countries, and the timing of any resolution of these audits is uncertain. Of the balance of £280m, £38m relates to 2013 and earlier and is mostly under audit. In most countries tax years up to and including 2013 are now statute barred from examination by tax authorities. Of the remaining balance, £70m relates to 2014, £86m to 2015, £57m to 2016 and £29m to 2017. If relevant enquiry windows pass with no audit, management believes it is reasonably possible that provision levels will reduce by an estimated £60m within the next 12 months.

In 2016 the Group impaired US goodwill (see note 11). The majority of this impairment charge is not deductible for tax purposes.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

7. Income tax continued

The tax (charge)/benefit recognised in other comprehensive income is as follows:

All figures in £ millions	2017	2016	2015
Net exchange differences on translation of foreign operations	9	(5)	5
Fair value gain on other financial assets	(4)	—	—
Remeasurement of retirement benefit obligations	(42)	58	(24)

	(37)	53	(19)

A tax charge of £nil (2016: tax charge £nil, 2015: tax charge £1m) relating to share-based payments has been recognised directly in equity.

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

All figures in £ millions	Notes	2017	2016	2015
Earnings/(loss) for the year from continuing operations		408	(2,335)	(352)
Non-controlling interest		(2)	(2)	—

Earnings/(loss) from continuing operations		406	(2,337)	(352)
Profit for the year from discontinued operations	2	—	—	1,175

Earnings/(loss) attributable to equity holders of the company		406	(2,337)	823

Weighted average number of shares (millions)		813.4	814.8	813.3
Effect of dilutive share options (millions)		0.3	—	—
Weighted average number of shares (millions) for diluted earnings		813.7	814.8	813.3

Earnings/(loss) per share from continuing and discontinued operations
Basic		49.9p	(286.8)p	101.2p
Diluted		49.9p	(286.8)p	101.2p

Earnings/(loss) per share from continuing operations
Basic		49.9p	(286.8)p	(43.3)p
Diluted		49.9p	(286.8)p	(43.3)p

Earnings per share from discontinued operations
Basic		—	—	144.5p
Diluted		—	—	144.5p

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

9. Dividends

All figures in £ millions	2017	2016	2015
Final paid in respect of prior year 34.0p (2016: 34.0p, 2015: 34.0p)	277	277	277
Interim paid in respect of current year 5.0p (2016: 18.0p, 2015: 18.0p)	41	147	146

	318	424	423

The Directors are proposing a final dividend in respect of the financial year ended 31 December 2017 of 12.0p per share which will absorb an estimated £93m of shareholders’ funds. It will be paid on 11 May 2018 to shareholders who are on the register of members on 6 April 2018. These financial statements do not reflect this dividend.

10. Property, plant and equipment

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Cost
At 1 January 2016	359	508	22	889
Exchange differences	44	83	2	129
Additions	26	59	4	89
Disposals	(26)	(100)	—	(126)
Disposal through business disposal	(1)	(2)	—	(3)
Reclassifications	(4)	12	(8)	—

At 31 December 2016	398	560	20	978

Exchange differences	(20)	(29)	(2)	(51)
Additions	26	40	24	90
Disposals	(13)	(34)	—	(47)
Disposal through business disposal	(11)	(5)	—	(16)
Reclassifications	5	8	(13)	—
Transfer to intangible assets	—	(11)	—	(11)
Transfer to assets classified as held for sale	(55)	(2)	—	(57)

At 31 December 2017	330	527	29	886

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

10. Property, plant and equipment continued

All figures in £ millions	Land and buildings	Plant and equipment	Assets in course of construction	Total
Depreciation
At 1 January 2016	(192)	(377)	—	(569)
Exchange differences	(26)	(62)	—	(88)
Charge for the year	(34)	(61)	—	(95)
Disposals	22	95	—	117
Reclassifications	1	(1)	—	—

At 31 December 2016	(229)	(406)	—	(635)

Exchange differences	12	23	—	35
Charge for the year	(35)	(55)	—	(90)
Disposals	9	26	—	35
Disposal through business disposal	6	3	—	9
Transfer to assets classified as held for sale	40	1	—	41

At 31 December 2017	(197)	(408)	—	(605)

Carrying amounts
At 1 January 2016	167	131	22	320

At 31 December 2016	169	154	20	343

At 31 December 2017	133	119	29	281

Depreciation expense of £23m (2016: £21m) has been included in the income statement in cost of goods sold and £67m (2016: £74m) in operating expenses.

The Group leases certain equipment under a number of finance lease agreements. The net carrying amount of leased plant and equipment included within property, plant and equipment was £9m (2016: £10m).

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

11. Intangible assets

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Cost
At 1 January 2016	4,134	619	860	281	180	509	6,583
Exchange differences	752	85	157	65	31	135	1,225
Impairment	(2,548)	—	—	—	—	—	(2,548)
Additions – internal development	—	132	—	—	—	—	132
Additions – purchased	—	25	—	—	—	—	25
Disposals	—	(49)	(37)	—	—	—	(86)
Acquisition through business combination	3	—	—	7	—	3	13
Disposal through business disposal	—	—	(6)	—	—	(47)	(53)
Transfer to intangible assets – pre-publication	—	(14)	—	—	—	—	(14)

At 31 December 2016	2,341	798	974	353	211	600	5,277

Exchange differences	(148)	(46)	(74)	(26)	(6)	(50)	(350)
Impairment	—	—	—	—	—	—	—
Additions – internal development	—	133	—	—	—	—	133
Additions – purchased	—	17	—	—	—	—	17
Disposals	—	(23)	—	—	—	—	(23)
Disposal through business disposal	—	(4)	(9)	(19)	—	(27)	(59)
Transfer from property, plant and equipment	—	11	—	—	—	—	11
Transfer to assets classified as held for sale	(163)	(4)	(2)	(27)	(21)	(34)	(251)

At 31 December 2017	2,030	882	889	281	184	489	4,755

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

11. Intangible assets continued

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Amortisation
At 1 January 2016	—	(357)	(430)	(155)	(163)	(314)	(1,419)
Exchange differences	—	(60)	(83)	(32)	(27)	(75)	(277)
Charge for the year	—	(84)	(85)	(22)	(8)	(70)	(269)
Disposals	—	38	37	—	—	—	75
Disposal through business disposal	—	—	6	—	—	47	53
Transfer to intangible assets – pre-publication	—	2	—	—	—	—	2

At 31 December 2016	—	(461)	(555)	(209)	(198)	(412)	(1,835)

Exchange differences	—	30	43	13	4	36	126
Charge for the year	—	(85)	(77)	(18)	(3)	(40)	(223)
Disposals	—	21	—	—	—	—	21
Disposal through business disposal	—	2	8	18	—	22	50
Transfer to assets classified as held for sale	—	—	1	16	19	34	70

At 31 December 2017	—	(493)	(580)	(180)	(178)	(360)	(1,791)

Carrying amounts
At 1 January 2016	4,134	262	430	126	17	195	5,164

At 31 December 2016	2,341	337	419	144	13	188	3,442

At 31 December 2017	2,030	389	309	101	6	129	2,964

Goodwill

The goodwill carrying value of £2,030m relates to acquisitions completed after 1 January 1998. Prior to 1 January 1998 all goodwill was written off to reserves on the date of acquisition. For acquisitions completed between 1 January 1998 and 31 December 2002, no value was ascribed to intangibles other than goodwill which was amortised over a period of up to 20 years. On adoption of IFRS on 1 January 2003, the Group chose not to restate the goodwill balance and at that date the balance was frozen (i.e. amortisation ceased). If goodwill had been restated, then a significant value would have been ascribed to other intangible assets, which would be subject to amortisation, and the carrying value of goodwill would be significantly lower. For acquisitions completed after 1 January 2003, value has been ascribed to other intangible assets which are amortised.

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

11. Intangible assets continued

Other intangible assets continued

Amortisation of £17m (2016: £17m) is included in the income statement in cost of goods sold and £206m (2016: £252m) in operating expenses.

The range of useful economic lives for each major class of intangible asset (excluding goodwill and software) is shown below:

2017
Class of intangible asset	Useful economic life
Acquired customer lists, contracts and relationships	3–20 years
Acquired trademarks and brands	2–20 years
Acquired publishing rights	5–20 years
Other intangibles acquired	2–20 years

The expected amortisation profile of acquired intangible assets is shown below:

	2017
All figures in £ millions	One to five years	Six to ten years	More than ten years	Total
Class of intangible asset
Acquired customer lists, contracts and relationships	215	75	19	309
Acquired trademarks and brands	56	31	14	101
Acquired publishing rights	5	1	—	6
Other intangibles acquired	97	32	—	129

Impairment tests for cash-generating units (CGUs) containing goodwill

Impairment tests have been carried out where appropriate as described below. Goodwill was allocated to CGUs, or an aggregation of CGUs, where goodwill could not be reasonably allocated to individual business units. Impairment reviews were conducted on these CGUs. The recoverable amount for each unit exceeds its carrying value therefore there is no impairment in 2017. The carrying value of the goodwill in each of the CGUs is summarised below:

All figures in £ millions	2017	2016
North America	1,013	1,295
Core	641	633
Growth (includes Brazil, China, India and South Africa)	—	—
Pearson VUE	376	413

Total	2,030	2,341

The recoverable amount of each aggregated CGU is based on fair value less costs of disposal. Goodwill is tested at least annually for impairment. Other than goodwill there are no intangible assets with indefinite lives. The goodwill is generally denominated in the currency of the relevant cash flows and therefore the impairment review is not materially sensitive to exchange rate fluctuations.

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

Discount rates The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each specific CGU. The average post-tax discount rates range from 8.4% to 14.3%. Discount rates are lower for those businesses which operate in more mature markets with low inflation and higher for those operating in emerging markets with higher inflation.

Perpetuity growth rates A perpetuity growth rate of 2.0% was used for cash flows subsequent to the approved budget period for CGUs operating in mature markets. This perpetuity growth rate is a conservative rate and is considered to be lower than the long-term historical growth rates of the underlying territories in which the CGU operates and the long-term growth rate prospects of the sectors in which the CGU operates. CGU growth rates between 3.0% and 6.9% were used for cash flows subsequent to the approved budget period for CGUs operating in emerging markets with high inflation. These growth rates are also below the long-term historical growth rates in these markets.

The key assumptions used by management in setting the financial budgets for the initial five-year period were as follows:

Forecast sales growth rates Forecast sales growth rates are based on past experience adjusted for the strategic direction and near-term investment priorities within each CGU. Key assumptions include growth in Online Program Management, Online Blended Learning and Professional Certification, stabilisation in UK Qualifications and US Assessments, and ongoing pressures in the US higher education courseware market. The five-year sales forecasts use average nominal growth rates between 3% and 6% for mature markets and between 5% and 14% for emerging markets with high inflation.

Operating profits Operating profits are forecast based on historical experience of operating margins, adjusted for the impact of changes to product costs and cost-saving initiatives, including the impact of the implementation of our cost efficiency programme.

Cash conversion Cash conversion is the ratio of operating cash flow to operating profit. Management forecasts cash conversion rates based on historical experience.

Sensitivities

The Group’s impairment review is sensitive to a change in assumptions used, most notably the discount rates and the perpetuity growth rates.

The carrying value of goodwill in the Growth market CGUs was written down to £nil in 2015.

A 0.1% increase in discount rates would cause the fair value less costs of disposal of the North America CGU to reduce by £50m, the Core GGU by £17m and the VUE CGU by £21m.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

11. Intangible assets continued

Sensitivities continued

A 0.1% reduction in perpetuity growth rates would cause the fair value less costs of disposal of the North America CGU to reduce by £39m, the Core CGU by £14m and the VUE CGU by £17m.

The Core CGU is highly sensitive to any reductions in short-term cash flows, whether driven by lower sales growth, lower operating profits or lower cash conversion. A 5% reduction in total annual operating profits, spread evenly across all CGUs, would give rise to an impairment of £66m in the Core CGU. An increase in discount rates or a reduction in perpetuity growth rates would also give rise to an impairment in the Core CGU. The North America CGU is no longer considered to be highly sensitive to changes in impairment assumptions, with increased headroom when compared to 2016.

2016 impairment tests

At the end of 2016, following trading in the final quarter of the year, it became clear that the underlying issues in the US higher education courseware business market were more severe than anticipated. These issues related to declining student enrolments, changes in buying patterns of students and correction of inventory levels by distributors and bookshops. As a result, in January 2017, strategic plans and estimates for future cash flows were revised and we determined during the goodwill impairment review that the fair value less costs of disposal of the North America CGU no longer supported the carrying value of this goodwill and as a consequence impaired goodwill by £2,548m.

12. Investments in joint ventures and associates

The amounts recognised in the balance sheet are as follows:

All figures in £ millions	2017	2016
Associates	395	1,245
Joint ventures	3	2

Total	398	1,247

The amounts recognised in the income statement are as follows:

All figures in £ millions	2017	2016
Associates	77	98
Joint ventures	1	(1)

Total	78	97

Investment in associates

The Group has the following material associates:

	Principal place of business	Ownership interest	Nature of relationship	Measurement method
Penguin Random House Ltd	UK/Global	25%	See below	Equity
Penguin Random House LLC	US	25%	See below	Equity

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

12. Investments in joint ventures and associates continued

Investment in associates continued

On 1 July 2013, Penguin Random House was formed, upon the completion of an agreement between Pearson and Bertelsmann to merge their respective trade publishing companies, Penguin and Random House, with the parent companies owning 47% and 53% of the combined business respectively. On 5 October 2017, Pearson sold a 22% stake in Penguin Random House to Bertelsmann, retaining a 25% share (see note 31 for more information on disposal of associates). Pearson owns its 25% interest in Penguin Random House via 25% interests in each of the two entities listed in the table above. Despite the separate legal structures of the two Penguin Random House entities, Pearson regards Penguin Random House as one combined global business. Consequently, Pearson discloses Penguin Random House as one single operating segment and presents disclosures related to its interests in Penguin Random House on a combined basis.

The shareholder agreement includes protective rights for Pearson as the minority shareholder, including rights to dividends. Management considers ownership percentage, Board composition and the additional protective rights, and exercises judgement to determine that Pearson has significant influence over Penguin Random House and Bertelsmann has the power to direct the relevant activities and therefore control. Following the transaction in 2017 the assessment of significant influence has not changed. Penguin Random House does not have a quoted market price.

The summarised financial information of the material associate is detailed below:

	2017	2016
All figures in £ millions	Penguin Random House	Penguin Random House
Assets
Non-current assets	1,048	1,267
Current assets	1,758	1,587
Liabilities
Non-current liabilities	(859)	(394)
Current liabilities	(1,579)	(1,074)

Net assets	368	1,386

Sales	2,693	2,620

Profit for the year	171	209
Other comprehensive expense	(60)	(14)

Total comprehensive income	111	195

Dividends received from associate in relation to profits	146	131
Re-capitalisation dividends received from associate	312	—

The information above reflects the amounts presented in the financial statements of the associate, adjusted for fair value and similar adjustments. The tax on Penguin Random House LLC is settled by the partners. For the purposes of clear and consistent presentation, the tax has been shown in the associate line items in the consolidated income statement and consolidated balance sheet, recording the Group’s share of profit after tax consistently for the Penguin Random House associates.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

12. Investments in joint ventures and associates continued

Investment in associates continued

A reconciliation of the summarised financial information to the carrying value of the material associate is shown below:

	2017	2016
All figures in £ millions	Penguin Random House	Penguin Random House
Opening net assets	1,386	1,206
Exchange differences	(18)	179
Profit for the year	171	209
Other comprehensive expense	(60)	(14)
Dividends, net of tax paid	(1,167)	(194)
Tax adjustments in relation to disposals	56	—

Closing net assets	368	1,386
Share of net assets	92	651
Goodwill	296	589

Carrying value of associate	388	1,240

Information on other individually immaterial associates is detailed below:

All figures in £ millions	2017	2016
Profit for the year	7	—

Total comprehensive income	7	—

Transactions with material associates

The Group has loans to Penguin Random House which are unsecured and interest is calculated based on market rates. The amount outstanding at 31 December 2017 was £46m (2016: £33m). The loans are provided under a working capital facility and fluctuate during the year. The loan outstanding at 31 December 2017 was repaid in its entirety in January 2018.

The Group also has a current asset receivable of £19m (2016: £21m) from Penguin Random House and a current liability payable of £3m (2016: £nil) arising from the provision of services. Included in other income (note 4) is £3m (2016: £4m) of service fees. In addition, the Group will receive a further re-capitalisation dividend of £49m in April 2018, which was triggered by the Group’s decision to sell a 22% stake in Penguin Random House in 2017.

Investment in joint ventures

Information on joint ventures, all of which are individually immaterial, is detailed below:

All figures in £ millions	2017	2016
Profit/(loss) for the year	1	(1)

Total comprehensive income/(expense)	1	(1)

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

13. Deferred income tax

All figures in £ millions	2017	2016
Deferred income tax assets	95	451
Deferred income tax liabilities	(164)	(466)

Net deferred income tax	(69)	(15)

Substantially all of the deferred income tax assets are expected to be recovered after more than one year.

Deferred income tax assets and liabilities shall be offset when there is a legally enforceable right to offset current income tax assets with current income tax liabilities and where the deferred income taxes relate to the same fiscal authority. At 31 December 2017, the Group has unrecognised deferred income tax assets of £32m (2016: £32m) in respect of UK losses, £18m (2016: £18m) in respect of US losses and approximately £86m (2016: £95m) in respect of losses in other territories. The UK losses are capital losses. The US losses relate to state taxes and therefore have expiry periods of between five and 20 years. Other deferred tax assets of £12m (2016: £9m) have not been recognised.

Deferred tax assets of £75m (2016: £95m) have been recognised in countries that reported a loss in either the current or preceding year. The majority arises in Brazil in respect of tax deductible goodwill. It is considered more likely than not that there will be sufficient future taxable profits to realise these assets.

The recognition of the deferred income tax assets is supported by management’s forecasts of the future profitability of the relevant countries.

The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Trading losses	Returns provisions	Retirement benefit obligations	Deferred revenue	Goodwill and intangibles	Other	Total
Deferred income tax assets/(liabilities)
At 1 January 2016	19	43	(9)	55	(348)	(44)	(284)
Exchange differences	3	7	10	15	(84)	27	(22)
Income statement (charge)/benefit	—	(15)	(4)	50	144	86	261
Disposal through business disposal	—	—	—	(3)	(7)	—	(10)
Tax benefit in other comprehensive income	—	—	40	—	—	—	40

At 31 December 2016	22	35	37	117	(295)	69	(15)

Exchange differences	(2)	(3)	(4)	(8)	19	(8)	(6)
Income statement (charge)/benefit	(11)	6	7	(9)	118	(1)	110
Disposal through business disposal	—	—	—	—	—	(3)	(3)
Tax charge in other comprehensive income	—	—	(84)	—	—	(5)	(89)
Transfer to assets/(liabilities) classified as held for sale	—	(4)	—	(73)	3	8	(66)

At 31 December 2017	9	34	(44)	27	(155)	60	(69)

Other deferred income tax items include temporary differences in respect of share-based payments, provisions, depreciation and royalty advances.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

14. Classification of financial instruments

The accounting classification of each class of the Group’s financial assets and their carrying values, is as follows:

		2017					2016
		Fair value			Amortised cost		Fair value			Amortised cost
All figures in £ millions	Notes	Available for sale	Derivatives held for trading	Derivatives in hedge relationship	Loans and receivables	Total carrying value	Available for sale	Derivatives held for trading	Derivatives in hedge relationship	Loans and receivables	Total carrying value
Investments in unlisted securities	15	77	—	—	—	77	65	—	—	—	65
Cash and cash equivalents	17	—	—	—	518	518	—	—	—	1,459	1,459
Cash and cash equivalents – within assets classified as held for sale	32	—	—	—	127	127	—	—	—	—	—
Marketable securities		8	—	—	—	8	10	—	—	—	10
Derivative financial instruments	16	—	3	137	—	140	—	3	168	—	171
Trade receivables	22	—	—	—	760	760	—	—	—	982	982
Trade receivables – within assets classified as held for sale		—	—	—	22	22	—	—	—	—	—

Total financial assets		85	3	137	1,427	1,652	75	3	168	2,441	2,687

The carrying value of the Group’s financial assets is equal to, or approximately equal to, the market value.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

14. Classification of financial instruments continued

The accounting classification of each class of the Group’s financial liabilities, together with their carrying values and market values, is as follows:

		2017					2016
		Fair value		Amortised cost			Fair value		Amortised cost
All figures in £ millions	Notes	Derivatives held for trading	Derivatives in hedge relationship	Other liabilities	Total carrying value	Total market value	Derivatives held for trading	Derivatives in hedge relationship	Other liabilities	Total carrying value	Total market value
Derivative financial liabilities	16	—	(140)	—	(140)	(140)	(7)	(257)	—	(264)	(264)
Trade payables	24	—	—	(265)	(265)	(265)	—	—	(333)	(333)	(333)
Trade payables – within liabilities classified as held for sale		—	—	(20)	(20)	(20)	—	—	—	—	—
Liability to purchase own shares	24	—	—	(151)	(151)	(151)	—	—	—	—	—
Bank loans and overdrafts	18	—	—	(15)	(15)	(15)	—	—	(39)	(39)	(39)
Other borrowings due within one year	18	—	—	(4)	(4)	(4)	—	—	(5)	(5)	(5)
Borrowings due after more than one year	18	—	—	(1,066)	(1,066)	(1,070)	—	—	(2,424)	(2,424)	(2,385)

Total financial liabilities		—	(140)	(1,521)	(1,661)	(1,665)	(7)	(257)	(2,801)	(3,065)	(3,026)

Fair value measurement

As shown above, the Group’s derivative assets and liabilities, unlisted securities and marketable securities are held at fair value. Financial instruments that are measured subsequently to initial recognition at fair value are grouped into levels 1 to 3, based on the degree to which the fair value is observable, as follows:

Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 fair value measurements are those derived from inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group’s derivative assets valued at £140m (2016: £171m) and derivative liabilities valued at £140m (2016: £264m) are classified as level 2. The Group’s marketable securities valued at £8m (2016: £10m) are classified as level 2. The Group’s investments in unlisted securities are valued at £77m (2016: £65m) and are classified as level 3.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

14. Classification of financial instruments continued

Fair value measurement continued

The following table analyses the movements in level 3 fair value remeasurements:

	2017	2016
All figures in £ millions	Investments in unlisted securities	Investments in unlisted securities
At beginning of year	65	143
Exchange differences	(4)	8
Acquisition of investments	3	6
Fair value movements	13	—
Disposal of investments	—	(92)

At end of year	77	65

The fair value of the investments in unlisted securities is determined by reference to the financial performance of the underlying asset, recent funding rounds and amounts realised on the sale of similar assets.

15. Other financial assets

All figures in £ millions	2017	2016
At beginning of year	65	143
Exchange differences	(4)	8
Acquisition of investments	3	6
Fair value movements	13	—
Disposal of investments	—	(92)

At end of year	77	65

Other financial assets comprise unlisted securities of £77m (2016: £65m).

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

16. Derivative financial instruments

The Group’s approach to the management of financial risks is set out in note 19. The Group’s outstanding derivative financial instruments are as follows:

	2017			2016
All figures in £ millions	Gross notional amounts	Assets	Liabilities	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	799	23	—	2,157	68	(4)
Interest rate derivatives – not in a hedge relationship	429	3	—	1,187	3	(7)
Cross-currency rate derivatives – in a hedge relationship	1,522	114	(140)	1,622	100	(253)

Total	2,750	140	(140)	4,966	171	(264)

Analysed as expiring:
In less than one year	—	—	—	162	—	—
Later than one year and not later than five years	1,638	65	(95)	2,776	86	(157)
Later than five years	1,112	75	(45)	2,028	85	(107)

Total	2,750	140	(140)	4,966	171	(264)

The Group has issued both euro and US dollar fixed rate debt. The fixed rate euro debt is converted to either a fixed or floating rate US dollar exposure using interest rate and cross-currency swaps. The Group’s remaining fixed rate US dollar debt is held as fixed rate instruments.

The Group receives interest under its euro debt related swap contracts to match the interest on the bonds (ranging from a receipt of 1.375% on its euro 2025 notes to 1.875% on its euro 2021 notes) and, in turn, pays US dollar interest at rates ranging between US Libor + 0.84% to US Libor + 1.35%.

Interest rate swaps are then used to fix an element of the interest charge, in line with the Group’s interest rate hedging policy, which requires a proportion of the Group’s gross debt to be fixed in line with the Group’s hedging policy. During 2017, the Group executed a number of floating interest rate swaps to match the maturity of the 2021 and 2025 euro bonds mitigating the exposure to interest rate increases. The all-in rates (including the Libor spread) that the Group pays are between 2.78% and 3.58%. At 31 December 2017, the Group had contracts to fix $579m of debt over the next 12 months and $331m of outstanding fixed rate bonds bringing the total fixed rate debt to $910m.

At the end of 2017, the currency split of the mark-to-market values of rate derivatives, including the exchange of principal on cross currency rate derivatives, was US dollar £(869)m, sterling £12m and euro £857m (2016: US dollar £(1,051)m, sterling £19m and euro £939m).

The Group’s portfolio of rate derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility. The sensitivity of the portfolio to changes in market rates is set out in note 19.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

16. Derivative financial instruments continued

Derivative financial assets and liabilities subject to offsetting arrangements are as follows:

	2017			2016
All figures in £ millions	Gross derivative assets	Gross derivative liabilities	Net derivative assets/ liabilities	Gross derivative assets	Gross derivative liabilities	Net derivative assets/ liabilities
Counterparties in an asset position	103	(78)	25	30	(11)	19
Counterparties in a liability position	37	(62)	(25)	141	(253)	(112)

Total as presented in the balance sheet	140	(140)	—	171	(264)	(93)

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

17. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2017	2016
Cash at bank and in hand	361	570
Short-term bank deposits	157	889

	518	1,459

Cash at bank and in hand – within assets classified as held for sale	127	—

	645	1,459

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2017, the currency split of cash and cash equivalents was US dollar 36% (2016: 34%), sterling 8% (2016: 40%), euro 7% (2016: 3%), renminbi 20% (2016: 10%) and other 29% (2016: 13%). At the end of 2017, a significant proportion of the renminbi cash relates to assets held for sale.

Cash and cash equivalents have fair values that approximate to their carrying value due to their short-term nature. Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2017	2016
Cash and cash equivalents	518	1,459
Cash and cash equivalents – within assets classified as held for sale	127	—
Bank overdrafts	(15)	(35)

	630	1,424

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

17. Cash and cash equivalents (excluding overdrafts) continued

The Group has certain cash pooling arrangements in US dollars, sterling, euro and Canadian dollars where both the company and the bank have a legal right of offset. At 31 December 2017, the offsetting amounts are presented gross in the balance sheet. Offset arrangements in respect of derivatives are shown in note 16.

18. Financial liabilities – borrowings

The Group’s current and non-current borrowings are as follows:

All figures in £ millions	2017	2016
Non-current
6.25% Global dollar bonds 2018 (nominal amount $550m)	—	469
4.625% US dollar notes 2018 (nominal amount $300m)	—	254
1.875% euro notes 2021 (nominal amount €500m)	463	453
3.75% US dollar notes 2022 (nominal amount $117m; 2016: nominal amount $500m)	85	407
3.25% US dollar notes 2023 (nominal amount $94m; 2016: nominal amount $500m)	69	402
1.375% euro notes 2025 (nominal amount €500m)	445	435
Finance lease liabilities	4	4

	1,066	2,424

Current
Due within one year or on-demand:
Bank loans and overdrafts	15	39
Finance lease liabilities	4	5

	19	44

Total borrowings	1,085	2,468

Included in the non-current borrowings above is £10m of accrued interest (2016: £18m). Included in the current borrowings above is £nil of accrued interest (2016: £nil).

The maturity of the Group’s non-current borrowing is as follows:

All figures in £ millions	2017	2016
Between one and two years	3	726
Between two and five years	549	454
Over five years	514	1,244

	1,066	2,424

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

18. Financial liabilities – borrowings continued

The carrying amounts and market values of borrowings are as follows:

	2017			2016
All figures in £ millions	Effective interest rate	Carrying value	Market value	Effective interest rate	Carrying value	Market value
Bank loans and overdrafts	n/a	15	15	n/a	39	39
6.25% Global dollar bonds 2018	n/a	—	—	6.46%	469	468
4.625% US dollar notes 2018	n/a	—	—	4.69%	254	250
1.875% euro notes 2021	2.04%	463	467	2.04%	453	454
3.75% US dollar notes 2022	3.94%	85	87	3.94%	407	396
3.25% US dollar notes 2023	3.36%	69	67	3.36%	402	381
1.375% euro notes 2025	1.44%	445	445	1.44%	435	432
Finance lease liabilities	n/a	8	8	n/a	9	9

		1,085	1,089		2,468	2,429

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

The carrying amounts of the Group’s borrowings before the effect of derivatives (see notes 16 and 19 for further information on the impact of derivatives) are denominated in the following currencies:

All figures in £ millions	2017	2016
US dollar	172	1,559
Sterling	1	13
Euro	911	892
Other	1	4

	1,085	2,468

The Group has $1.75bn (£1.3bn) of undrawn capacity on its committed borrowing facilities as at 31 December 2017 (2016: $1.75bn (£1.4bn) undrawn). In addition, there are a number of short-term facilities that are utilised in the normal course of business.

All of the Group’s borrowings are unsecured. In respect of finance lease obligations, the rights to the leased asset revert to the lessor in the event of default.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

18. Financial liabilities – borrowings continued

The maturity of the Group’s finance lease obligations is as follows:

All figures in £ millions	2017	2016
Finance lease liabilities – minimum lease payments
Not later than one year	4	5
Later than one year and not later than two years	3	3
Later than two years and not later than three years	1	1
Later than three years and not later than four years	—	—
Later than four years and not later than five years	—	—
Later than five years	—	—
Future finance charges on finance leases	—	—

Present value of finance lease liabilities	8	9

The present value of the Group’s finance lease obligations is as follows:

All figures in £ millions	2017	2016
Not later than one year	4	5
Later than one year and not later than five years	4	4
Later than five years	—	—

	8	9

The carrying amounts of the Group’s lease obligations approximate their fair value.

19. Financial risk management

The Group’s approach to the management of financial risks together with sensitivity analyses of its financial instruments is set out below.

Treasury policy

Pearson’s treasury function has primary responsibility for managing certain financial risks to which the Group is exposed. The Group’s treasury policies are approved by the Board of Directors annually and the Audit Committee receives regular reports on the Group’s treasury activities, policies and procedures. The Group’s treasury function is not run as a profit centre and does not enter into any transactions for speculative purposes.

The treasury function is permitted to use derivatives for risk management purposes which may include interest rate swaps, rate caps and collars, currency rate swaps and forward foreign exchange contracts, of which interest rate swaps and forward foreign exchange swaps are the most commonly used.

Capital risk

The Group’s primary objective when managing capital is to safeguard its ability to continue as a going concern and retain financial flexibility by maintaining a strong balance sheet. The Group aims to maintain net debt at a level less than 1.5 times EBITDA, which is consistent with a solid investment grade rating (assuming no material deterioration in trading performance) and provides comfortable headroom against covenants. This should permit the business to invest in organic growth. Shareholder returns are made through a sustainable and progressive dividend policy. Any surplus cash is returned to shareholders via share buybacks or special dividends.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

19. Financial risk management continued

Capital risk continued

The Group is currently rated BBB (negative outlook) with Standard and Poor’s and Baa2 (negative outlook) with Moody’s.

Net debt

The Group’s net debt position is set out below:

All figures in £ millions	2017	2016
Cash and cash equivalents	645	1,459
Marketable securities	8	10
Derivative financial instruments	—	(93)
Bank loans and overdrafts	(15)	(39)
Bonds	(1,062)	(2,420)
Finance lease liabilities	(8)	(9)

Net debt	(432)	(1,092)

Interest and foreign exchange rate management

The Group’s principal currency exposure is to the US dollar which represents more than 60% of the Group’s sales.

The Group’s long-term debt is primarily held in US dollars to provide a natural hedge of this exposure, which is achieved through issued US dollar debt or by converting euro debt to US dollars using cross-currency swaps.

As at 31 December 2017, £674m of the Group’s debt is held at fixed rates (2016: £650m), with £411m held at floating rates (2016: £1,818m), partially offset by US dollar cash balances which attract floating rate interest. As at 31 December 2017, a 1% movement in US dollar interest rates for one year would result in a £2m movement in the interest charge (2016: £13m).

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

19. Financial risk management continued

Interest and foreign exchange rate management continued

As at 31 December 2017, the sensitivity of the carrying value of the Group’s financial instruments to fluctuations in interest rates and exchange rates is as follows:

All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling
Investments in unlisted securities	77	—	—	(6)	7
Cash and cash equivalents	645	—	—	(54)	66
Marketable securities	8	—	—	—	—
Derivative financial instruments	—	(26)	26	1	(1)
Bonds	(1,062)	45	(48)	97	(118)
Other borrowings	(23)	—	—	2	(2)
Liability to purchase own shares	(151)	—	—	—	—
Other net financial assets	497	—	—	(41)	50

Total financial instruments	(9)	19	(22)	(1)	2

The table shows the sensitivities of the fair values of each class of financial instruments to an isolated change in either interest rates or foreign exchange rates. Other net financial assets comprises trade receivables less trade payables. A significant proportion of the movements shown above would impact equity rather than the income statement due to the location and functional currency of the entities in which they arise and the availability of net investment hedging.

The Group’s income statement is reported at average rates for the year while the balance sheet is translated at the year-end closing rate. Differences between these rates can distort ratio calculations such as debt to EBITDA and interest cover. Adjusted operating profit translated at year-end closing rates would be £22m lower than the reported figure of £576m at £554m (2016: £55m higher if translated at the year-end 2016 rate instead of the 2016 average rate at £690m compared with a reported figure of £635m). EBITDA translated at year-end closing rates would be £25m lower than the reported figure of £738m at £713m (2016: £63m higher if translated at the year-end 2016 rate instead of the 2016 average rate, at £848m, compared with a reported figure of £785m).

Liquidity and re-financing risk management

The Group regularly reviews the level of cash and debt facilities required to fund its activities. This involves preparing a prudent cash flow forecast for the next three to five years, determining the level of debt facilities required to fund the business, planning for shareholder returns and repayments of maturing debt, and identifying an appropriate amount of headroom to provide a reserve against unexpected outflows.

At 31 December 2017, the Group had cash of £0.6bn and an undrawn US dollar denominated revolving credit facility due 2021 of $1.75bn (£1.3bn). At 31 December 2016, the Group had cash of £1.5bn and an undrawn US dollar denominated revolving credit facility due 2021 of $1.75bn (£1.4bn).

The $1.75bn facility contains interest cover and leverage covenants which the Group has complied with for the year ended 31 December 2017.

At the end of 2017, the currency split of the Group’s trade payables was US dollar £137m, sterling £58m and other currencies £90m (2016: US dollar £164m, sterling £67m and other currencies £102m) . Trade payables are all due within one year (2016: all due within one year).

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

19. Financial risk management continued

Liquidity and re-financing risk management continued

The following table analyses the Group’s bonds and derivative assets and liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows (including interest) and as such may differ from the amounts disclosed on the balance sheet.

	Analysed by maturity				Analysed by currency
All figures in £ millions	Less than one year	Later than one year but less than five years	Five years or more	Total	USD	GBP	Other	Total
At 31 December 2017
Bonds	20	601	533	1,154	184	—	970	1,154
Rate derivatives – inflows	(38)	(975)	(684)	(1,697)	(53)	(751)	(893)	(1,697)
Rate derivatives – outflows	48	1,060	667	1,775	1,003	751	21	1,775

Total	30	686	516	1,232	1,134	—	98	1,232

At 31 December 2016
Bonds	82	1,308	1,292	2,682	1,732	—	950	2,682
Rate derivatives – inflows	(103)	(1,086)	(867)	(2,056)	(239)	(838)	(979)	(2,056)
Rate derivatives – outflows	82	1,202	891	2,175	1,308	838	29	2,175

Total	61	1,424	1,316	2,801	2,801	—	—	2,801

Financial counterparty risk management

Counterparty credit limits, which take published credit rating and other factors into account, are set to cover the Group’s total aggregate exposure to a single financial institution. The limits applicable to published credit rating bands are approved by the Chief Financial Officer within guidelines approved by the board. Exposures and limits applicable to each financial institution are reviewed on a regular basis.

Cash deposits and derivative transactions are made with approved counterparties up to pre-agreed limits. To manage counterparty risk associated with cash and cash equivalents, the Group uses a mixture of money market funds as well as bank deposits. As at 31 December 2017, 58% of cash and cash equivalents was held with investment grade bank counterparties, 38% with AAA money market funds and 4% held with non-investment grade bank counterparties. As at 31 December 2017, the Group had a net exposure of £24m with investment grade counterparties for derivative transactions.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

20. Intangible assets – pre-publication

All figures in £ millions	2017	2016
Cost
At beginning of year	2,417	2,201
Exchange differences	(168)	380
Additions	362	395
Disposal through business disposal	(1)	(8)
Disposals	(248)	(565)
Transfer from intangible assets	—	14
Transfer to assets classified as held for sale	(508)	—

At end of year	1,854	2,417

Amortisation
At beginning of year	(1,393)	(1,360)
Exchange differences	109	(250)
Charge for the year	(338)	(350)
Disposal through business disposal	—	4
Disposals	248	565
Transfer from intangible assets	—	(2)
Transfer to assets classified as held for sale	261	—

At end of year	(1,113)	(1,393)

Carrying amounts

At end of year	741	1,024

Included in the above are pre-publication assets amounting to £504m (2016: £694m) which will be realised in more than one year.

Amortisation is included in the income statement in cost of goods sold.

21. Inventories

All figures in £ millions	2017	2016
Raw materials	4	5
Work in progress	2	6
Finished goods	142	224

	148	235

The cost of inventories recognised as an expense and included in the income statement in cost of goods sold amounted to £324m (2016: £340m). In 2017, £38m (2016: £48m) of inventory provisions was charged in the income statement. None of the inventory is pledged as security.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

22. Trade and other receivables

All figures in £ millions	2017	2016
Current
Trade receivables	739	961
Royalty advances	8	22
Prepayments	82	124
Accrued income	1	15
Other receivables	280	235

	1,110	1,357

Non-current
Trade receivables	21	21
Royalty advances	20	10
Prepayments	15	13
Accrued income	10	31
Other receivables	37	29

	103	104

The carrying value of the Group’s trade and other receivables approximates its fair value. Trade receivables are stated net of provisions for bad and doubtful debts and anticipated future sales returns. The movements in the provision for bad and doubtful debts are as follows:

All figures in £ millions	2017	2016
At beginning of year	(112)	(64)
Exchange differences	7	(17)
Income statement movements	(38)	(53)
Utilised	21	22
Disposal through business disposal	1	—
Transfer to assets classified as held for sale	5	—

At end of year	(116)	(112)

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.

The ageing of the Group’s trade receivables is as follows:

All figures in £ millions	2017	2016
Within due date	661	812
Up to three months past due date	187	232
Three to six months past due date	48	55
Six to nine months past due date	18	21
Nine to 12 months past due date	13	14
More than 12 months past due date	3	7

Total trade receivables	930	1,141
Less: provision for sales returns	(170)	(159)

Net trade receivables	760	982

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

22. Trade and other receivables continued

The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historical payment profiles. Management believes all the remaining receivable balances are fully recoverable.

23. Provisions for other liabilities and charges

All figures in £ millions	Deferred consideration	Property	Disposals and closures	Legal and other	Total
At 1 January 2017	56	4	10	36	106
Exchange differences	(5)	—	—	(2)	(7)
Charged to income statement	—	—	—	4	4
Released to income statement	—	—	—	(7)	(7)
Utilised	(6)	—	(2)	(8)	(16)
Disposal through business disposal	—	(1)	3	(2)	—

At 31 December 2017	45	3	11	21	80

Analysis of provisions:

	2017
All figures in £ millions	Deferred consideration	Property	Disposals and closures	Legal and other	Total
Current	5	1	11	8	25
Non-current	40	2	—	13	55

	45	3	11	21	80

	2016
Current	6	1	8	12	27
Non-current	50	3	2	24	79

	56	4	10	36	106

Deferred consideration primarily relates to the formation of a venture in a North America business in 2011. The provision will be utilised over a number of years as payments are based on a royalty rate. Disposals and closures include liabilities related to the disposal of Penguin with the provisions utilised as the disposals and closures are completed. Legal and other includes legal claims, contract disputes and potential contract losses with the provisions utilised as the cases are settled. Restructuring provisions were not material in either 2017 or 2016.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

24. Trade and other liabilities

All figures in £ millions	2017	2016
Trade payables	265	333
Social security and other taxes	21	25
Accruals	447	507
Deferred income	322	883
Interest payable	45	31
Liability to purchase own shares	151	—
Other liabilities	224	272

	1,475	2,051

Less: non-current portion
Accruals	26	17
Deferred income	35	319
Other liabilities	72	86

	133	422

Current portion	1,342	1,629

The carrying value of the Group’s trade and other liabilities approximates its fair value.

The deferred income balance comprises advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future periods.

The liability to purchase own shares relates to a liability arising under a buyback agreement for the purchase of the company’s own shares (see note 27).

25. Retirement benefit and other post-retirement obligations

Background

The Group operates a number of defined benefit and defined contribution retirement plans throughout the world.

The largest plan is the Pearson Group Pension Plan (UK Group plan) in the UK, which is sectionalised to provide both defined benefit and defined contribution pension benefits. The defined benefit section was closed to new members from 1 November 2006. The defined contribution section, opened in 2003, is open to new and existing employees. Finally, there is a separate section within the UK Group plan set up for auto-enrolment. The defined benefit section of the UK Group plan is a final salary pension plan which provides benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits depends on the length of service and final pensionable pay. The UK Group plan is funded with benefit payments from trustee-administered funds. The UK Group plan is administered in accordance with the Trust Deed and Rules in the interests of its beneficiaries by Pearson Group Pension Trustee Limited.

At 31 December 2017, the UK Group plan had approximately 24,000 members, analysed in the following table:

All figures in %	Active	Deferred	Pensioners	Total
Defined benefit	1	26	35	62
Defined contribution	8	30	—	38

Total	9	56	35	100

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

The defined benefit schemes expose the Group to actuarial risks, such as life expectancy, inflation risks, and investment risk including asset volatility and changes in bond yields. The Group is not exposed to any unusual, entity-specific or plan-specific risks.

The defined contribution section of the UK Group plan operates a Reference Scheme Test (RST) pension underpin for its members. Where a member’s fund value is insufficient to purchase the RST pension upon retirement, the UK Group plan is liable for the shortfall to cover the member’s RST pension. During the year, the UK Group plan revised its approach to securing the RST underpin by converting a member’s fund value into a pension in the UK Group plan rather than purchasing an annuity with an insurer. A liability of £32m (2016: £181m) in respect of the underpin is included in the UK Group plan’s defined benefit obligation, calculated as the present value of projected payments less the fund value. The UK Group plan’s conversion factors are lower than the respective insurer annuity values and this has driven a reduction in the underpin liability, resulting in an actuarial gain through other comprehensive income and an increase in the surplus at 31 December 2017. From 1 January 2018, members who have sufficient funds to purchase an RST pension will be able to convert their fund value into a pension in the UK Group plan as an alternative to purchasing an annuity with an insurer. The Group does not recognise the assets and liabilities for members of the defined contribution section of the UK Group plan whose fund values are expected to be sufficient to purchase an RST pension without assistance from the UK Group plan. The defined contribution section of the UK Group plan had gross assets of £442m at 31 December 2017.

Assumptions

The principal assumptions used for the UK Group plan and the US PRMB are shown below. Weighted average assumptions have been shown for the other plans, which primarily relate to US pension plans.

	2017			2016			2015
All figures in %	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB
Inflation	3.2	1.6	1.5	3.3	1.6	1.5	3.1	2.5	2.5
Rate used to discount plan liabilities	2.5	3.0	3.0	2.5	3.8	3.9	3.7	4.0	4.0
Expected rate of increase in salaries	3.7	3.0	3.0	3.8	3.0	3.0	3.6	3.0	3.0
Expected rate of increase for pensions in payment and deferred pensions	2.1 to 5.1	—	—	2.2 to 5.1	—	—	1.9 to 5.1	—	—
Initial rate of increase in healthcare rate	—	—	6.5	—	—	6.8	—	—	7.0
Ultimate rate of increase in healthcare rate	—	—	5.0	—	—	5.0	—	—	5.0

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Assumptions continued

The UK discount rate is based on corporate bond yields adjusted to reflect the duration of liabilities. In 2017, the Group revised the portfolio of corporate bonds used to exclude bonds with an implicit government guarantee. Under the previous methodology, the 2017 UK discount rate would have been lower by around 0.1%.

The US discount rate is set by reference to a US bond portfolio matching model.

The inflation rate for the UK Group plan of 3.2% reflects the RPI rate. In line with changes to legislation in 2010, certain benefits have been calculated with reference to CPI as the inflationary measure and in these instances a rate of 2.2% has been used.

The expected rate of increase in salaries has been set at 3.7% for 2017 with a short-term assumption of 2.0% for three years.

For the UK plan, the mortality base table assumptions have been updated and are derived from the SAPS S2 for males and females, adjusted to reflect the observed experience of the plan, with CMI model improvement factors. A 1.5% long-term rate improvement on the CMI model is applied for both males and females.

For the US plans, the mortality table (RP – 2017) and 2017 improvement scale (MP – 2017) with generational projection for male and female annuitants has been adopted.

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK Group plan and US plans is as follows:

	UK		US
All figures in years	2017	2016	2017	2016
Male	23.6	23.5	20.8	21.2
Female	25.7	25.6	22.8	23.2

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

	UK		US
All figures in years	2017	2016	2017	2016
Male	25.7	25.5	22.5	22.9
Female	27.9	27.8	24.4	24.9

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

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Assumptions continued

The amounts recognised in the income statement are as follows:

	2017
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	8	1	9	57	(1)	65
Administration expenses	9	1	10	—	—	10

Total operating expense	17	2	19	57	(1)	75

Interest on plan assets	(84)	(5)	(89)	—	—	(89)
Interest on plan liabilities	77	7	84	—	2	86

Net finance (income)/expense	(7)	2	(5)	—	2	(3)

Net income statement charge	10	4	14	57	1	72

	2016
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	8	2	10	67	—	77
Curtailments	—	—	—	—	(2)	(2)
Administration expenses	6	—	6	—	—	6

Total operating expense	14	2	16	67	(2)	81

Interest on plan assets	(104)	(6)	(110)	—	—	(110)
Interest on plan liabilities	89	7	96	—	3	99

Net finance (income)/expense	(15)	1	(14)	—	3	(11)

Net income statement charge	(1)	3	2	67	1	70

	2015
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	20	2	22	74	—	96
Curtailments	(3)	—	(3)	—	—	(3)
Administration expenses	5	—	5	—	—	5

Total operating expense	22	2	24	74	—	98

Interest on plan assets	(98)	(5)	(103)	—	—	(103)
Interest on plan liabilities	90	7	97	—	2	99

Net finance (income)/expense	(8)	2	(6)	—	2	(4)

Net income statement charge	14	4	18	74	2	94

Operating expenses in 2015 included a charge of £5m for defined benefit schemes and a charge of £8m for defined contribution schemes in respect of discontinued operations. There were no discontinued operations in 2016 or 2017.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Assumptions continued

The amounts recognised in the balance sheet are as follows:

	2017				2016
All figures in £ millions	UK Group plan	Other funded plans	Other unfunded plans	Total	UK Group plan	Other funded plans	Other unfunded plans	Total
Fair value of plan assets	3,337	155	—	3,492	3,339	158	—	3,497
Present value of defined
benefit obligation	(2,792)	(161)	(20)	(2,973)	(3,181)	(183)	(22)	(3,386)

Net pension asset/(liability)	545	(6)	(20)	519	158	(25)	(22)	111

Other post-retirement medical benefit obligation				(67)				(77)
Other pension accruals				(11)				(15)

Net retirement benefit asset				441				19

Analysed as:
Retirement benefit assets				545				158
Retirement benefit obligations				(104)				(139)

The following gains/(losses) have been recognised in other comprehensive income:

All figures in £ millions	2017	2016	2015
Amounts recognised for defined benefit plans	175	(277)	104
Amounts recognised for post-retirement medical benefit plans	—	9	6

Total recognised in year	175	(268)	110

The fair value of plan assets comprises the following:

	2017			2016
All figures in %	UK Group plan	Other funded plans	Total	UK Group plan	Other funded plans	Total
Insurance	29	—	29	—	—	—
Equities	1	1	2	2	1	3
Bonds	—	3	3	9	1	10
Property	8	—	8	8	—	8
Pooled asset investment funds	44	—	44	67	—	67
Other	14	—	14	12	—	12

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Assumptions continued

The plan assets do not include any of the Group’s own financial instruments, or any property occupied by the Group. The table below further disaggregates the UK Group plan assets into additional categories and those assets which have a quoted market price in an active market and those that do not:

	2017		2016
All figures in %	Quoted market price	No quoted market price	Quoted market price	No quoted market price
Insurance	29	—	—	—
Non-UK equities	—	2	—	3
Fixed-interest securities	3	—	10	—
Property	—	8	—	8
Pooled asset investment funds	44	—	67	—
Other	—	14	—	12

Total	76	24	77	23

The liquidity profile of the UK Group plan assets is as follows:

All figures in %	2017	2016
Liquid – call <1 month	50	75
Less liquid – call 1-3 months	—	—
Illiquid – call >3 months	50	25

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Assumptions continued

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

	2017			2016
All figures in £ millions	UK Group plan	Other plans	Total	UK Group plan	Other plans	Total
Fair value of plan assets
Opening fair value of plan assets	3,339	158	3,497	2,803	135	2,938
Exchange differences	—	(8)	(8)	—	24	24
Interest on plan assets	84	5	89	104	6	110
Return on plan assets excluding interest	(140)	10	(130)	445	8	453
Contributions by employer	234	8	242	99	2	101
Benefits paid	(188)	(18)	(206)	(112)	(17)	(129)
Other	8	—	8	—	—	—

Closing fair value of plan assets	3,337	155	3,492	3,339	158	3,497

Present value of defined benefit obligation
Opening defined benefit obligation	(3,181)	(205)	(3,386)	(2,466)	(175)	(2,641)
Exchange differences	—	13	13	—	(32)	(32)
Current service cost	(8)	(1)	(9)	(8)	(2)	(10)
Administration expenses	(9)	(1)	(10)	(6)	—	(6)
Interest on plan liabilities	(77)	(7)	(84)	(89)	(7)	(96)
Actuarial gains/(losses) – experience	126	6	132	12	—	12
Actuarial gains/(losses) – demographic	133	1	134	(47)	2	(45)
Actuarial gains/(losses) – financial	44	(5)	39	(689)	(8)	(697)
Contributions by employee	—	—	—	—	—	—
Other	(8)	—	(8)	—	—	—
Benefits paid	188	18	206	112	17	129

Closing defined benefit obligation	(2,792)	(181)	(2,973)	(3,181)	(205)	(3,386)

The weighted average duration of the defined benefit obligation is 16.9 years for the UK and 8.1 years for the US.

Changes in the value of the US PRMB are as follows:

All figures in £ millions	2017	2016
Opening defined benefit obligation	(77)	(76)
Exchange differences	5	(14)
Current service cost	1	—
Curtailments	—	2
Interest on plan liabilities	(2)	(3)
Actuarial gains/(losses) – experience	1	8
Actuarial gains/(losses) – demographic	1	2
Actuarial gains/(losses) – financial	(2)	(1)
Benefits paid	6	5

Closing defined benefit obligation	(67)	(77)

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

As a consequence of the disposal of the FT Group, an agreement has been made between Pearson and the plan trustee to accelerate the funding of the plan. As a result, the plan is expected to be fully funded on a ‘self-sufficiency’ basis by 2019, inclusive of £202m paid in 2017 in relation to the Penguin Random House merger in 2013. This is a much higher level of funding than technical provisions. As a result, the plan expects to be able to provide benefits (in accordance with the plan rules) with a very low level of reliance on future funding from Pearson. A commitment has also been made to maintain that level of funding in future years.

Assets of the plan are divided into two elements: matching assets, which are assets that produce cash flows that can be expected to match the cash flows for a proportion of the membership, and include a liability-driven investment mandate (UK bonds, interest rate/inflation swaps and other derivative instruments), inflation-linked property and infrastructure; and return seeking assets, which are assets invested with a longer-term horizon to generate the returns needed to provide the remaining expected cash flows for the beneficiaries, and include diversified growth funds, property and alternative asset classes. The plan’s long-term investment strategy allocates 85% to matching assets and 15% to return seeking assets.

In October 2017, the UK Group plan purchased pensioner buy-in policies with both Aviva and Legal & General totalling £1.2bn. The buy-ins cover around a third of its total liabilities and are split equally between the two insurers. The buy-ins transfer significant longevity risk to Aviva and Legal & General, reducing the pension risks being underwritten by the Group and providing additional security for members.

Regular contributions to the plan in respect of the defined benefit sections are estimated to be £6m for 2018.

Sensitivities

The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2017
All figures in £ millions	1% increase	1% decrease
Effect:
(Decrease)/increase in defined benefit obligation – UK Group plan	(423)	575
(Decrease)/increase in defined benefit obligation – US plan	(14)	16

The effect of members living one year more or one year less on the defined benefit obligation is as follows:

	2017
All figures in £ millions	One year increase	One year decrease
Effect:
Increase/(decrease) in defined benefit obligation – UK Group plan	145	(152)
Increase/(decrease) in defined benefit obligation – US plan	8	(9)

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

25. Retirement benefit and other post-retirement obligations continued

Sensitivities continued

The effect of a half percentage point increase and decrease in the inflation rate is as follows:

	2017
All figures in £ millions	0.5% increase	0.5% decrease
Effect:
Increase/(decrease) in defined benefit obligation – UK Group plan	144	(132)
Increase/(decrease) in defined benefit obligation – US plan	—	—

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant, although in practice this is unlikely to occur and changes in some assumptions may be correlated. When calculating these sensitivities, the same method has been applied to calculate the defined benefit obligation as has been applied when calculating the liability recognised in the balance sheet. This methodology is the same as prior periods.

26. Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

All figures in £ millions	2017	2016	2015
Pearson plans	33	22	26

Share based payment charges included in discontinued operations amounted to £nil (2016: £nil, 2015: £3m).

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

Employee Stock Purchase Plan In 2000, the Group established an Employee Stock Purchase Plan which allows all employees in the US to save a portion of their monthly salary over six-month periods. At the end of the period, the employee has the option to purchase American Depository Receipts (ADRs) with their accumulated funds at a purchase price equal to 85% of the lower of the market prices prevailing at the beginning or end of the period.

Long-Term Incentive Plan The plan was first introduced in 2001 and consists of restricted shares. The vesting of restricted shares is normally dependent on continuing service over a three to five-year period, and in the case of Executive Directors and senior management upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to Executive Directors in September 2017, and to Executive Directors and senior management in May 2016, vest dependent on relative total shareholder return, return on invested capital and earnings per share

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

26. Share-based payments continued

growth. Restricted shares awarded to senior management in March 2016 and March 2017 vest dependent on earnings per share growth. Other restricted shares awarded in 2016 and 2017 vest depending on continuing service over a three-year period.

Management Incentive Plan The plan was introduced in 2017 combining the Group’s Annual Incentive Plan and Long-Term Incentive Plan for senior management. The number of shares to be granted to participants is dependent on Group performance in the calendar year preceding the date of grant (on the same basis as the Annual Incentive Plan). Subsequently, the shares vest dependent on continuing service over a three-year period, and additionally in the case of Pearson Executive Management upon satisfaction of non market-based performance criteria as determined by the Remuneration Committee. Restricted shares awarded as part of the 2017 Management Incentive Plan will be granted in April 2018.

The number and weighted average exercise prices of share options granted under the Group’s plans are as follows:

	2017		2016
	Number of share options 000s	Weighted average exercise price £	Number of share options 000s	Weighted average exercise price £
Outstanding at beginning of year	2,978	8.14	3,250	9.24
Granted during the year	1,619	5.50	1,544	6.94
Exercised during the year	(9)	7.00	(49)	7.07
Forfeited during the year	(1,451)	8.04	(1,695)	9.14
Expired during the year	(156)	9.09	(72)	8.95

Outstanding at end of year	2,981	6.84	2,978	8.14

Options exercisable at end of year	350	8.18	247	9.06

Options were exercised regularly throughout the year. The weighted average share price during the year was £6.71 (2016: £8.23). Early exercises arising from redundancy, retirement or death are treated as an acceleration of vesting and the Group therefore recognises in the income statement the amount that otherwise would have been recognised for services received over the remainder of the original vesting period.

The options outstanding at the end of the year have weighted average remaining contractual lives and exercise prices as follows:

	2017		2016
Range of exercise prices £	Number of share options 000s	Weighted average contractual life Years	Number of share options 000s	Weighted average contractual life Years
0–5	—	—	—	—
5–10	2,697	2.52	2,548	2.31
>10	284	1.24	430	2.25

	2,981	2.40	2,978	2.31

In 2017 and 2016, options were granted under the Worldwide Save for Shares Plan. The weighted average estimated fair value for the options granted was calculated using a Black-Scholes option pricing model.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

26. Share-based payments continued

The weighted average estimated fair values and the inputs into the Black-Scholes model are as follows:

	2017 Weighted average	2016 Weighted average
Fair value	£1.24	£1.01
Weighted average share price	£6.83	£7.85
Weighted average exercise price	£5.50	£6.94
Expected volatility	34.75%	27.38%
Expected life	3.7 years	3.7 years
Risk-free rate	0.20%	0.58%
Expected dividend yield	7.61%	7.49%
Forfeiture rate	3.2%	3.2%

The expected volatility is based on the historical volatility of the company’s share price over the previous three to seven years depending on the vesting term of the options.

The following shares were granted under restricted share arrangements:

	2017		2016
	Number of shares 000s	Weighted average fair value £	Number of shares 000s	Weighted average fair value £
Long-Term Incentive Plan	6,453	6.61	6,833	8.24

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

27. Share capital and share premium

	Number of shares 000s	Share capital £m	Share premium £m
At 1 January 2016	821,068	205	2,590
Issue of ordinary shares – share option schemes	1,059	—	7

At 31 December 2016	822,127	205	2,597
Issue of ordinary shares – share option schemes	923	—	5
Purchase of own shares	(20,996)	(5)	—

At 31 December 2017	802,054	200	2,602

The ordinary shares have a par value of 25p per share (2016: 25p per share). All issued shares are fully paid. All shares have the same rights.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

27. Share capital and share premium continued

The £300m share buyback programme announced in October 2017 was completed on 16 February 2018. In 2017, the Group’s brokers purchased 21m shares at a value of £153m of which £149m had been cancelled at 31 December 2017. Cash payments of £149m had been made in respect of the purchases with the outstanding £4m settlement made at the beginning of January 2018. This £4m together with the remaining value of the buyback programme of £147m was recorded as a liability at 31 December 2017 (see note 24). A further 22m shares were purchased under the programme in 2018 (see note 37). The shares bought back are being cancelled and the nominal value of these shares is transferred to a capital redemption reserve. The nominal value of shares cancelled at 31 December 2017 was £5m.

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

28. Treasury shares

	Pearson plc
	Number of shares 000s	£m
At 1 January 2016	6,705	72
Purchase of treasury shares	3,000	27
Release of treasury shares	(1,986)	(20)

At 31 December 2016	7,719	79
Purchase of treasury shares	—	—
Release of treasury shares	(1,725)	(18)

At 31 December 2017	5,994	61

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 0.8% (2016: 0.9%) of called-up share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share.

The nominal value of Pearson plc treasury shares amounts to £1.5m (2016: £1.9m) . Dividends on treasury shares are waived.

At 31 December 2017, the market value of Pearson plc treasury shares was £44m (2016: £63m).

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

29. Other comprehensive income

	2017
	Attributable to equity holders of the company				Non- controlling interest	Total
All figures in £ millions	Fair value reserve	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	—	(158)	—	(158)	—	(158)
Net exchange differences on translation of foreign operations – associates	—	(104)	—	(104)	—	(104)
Currency translation adjustment disposed	—	(51)	—	(51)	—	(51)
Attributable tax	—	—	9	9	—	9
Fair value gain on other financial assets	13	—	—	13	—	13
Attributable tax	—	—	(4)	(4)	—	(4)
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	—	—	175	175	—	175
Remeasurement of retirement benefit obligations – associates	—	—	7	7	—	7
Attributable tax	—	—	(42)	(42)	—	(42)

Other comprehensive income/(expense) for the year	13	(313)	145	(155)	—	(155)

	2016
	Attributable to equity holders of the company				Non- controlling interest	Total
All figures in £ millions	Fair value reserve	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	—	909	—	909	1	910
Net exchange differences on translation of foreign operations – associates	—	3	—	3	—	3
Currency translation adjustment disposed	—	—	—	—	—	—
Attributable tax	—	—	(5)	(5)	—	(5)
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	—	—	(268)	(268)	—	(268)
Remeasurement of retirement benefit obligations – associates	—	—	(8)	(8)	—	(8)
Attributable tax	—	—	58	58	—	58

Other comprehensive income/(expense) for the year	—	912	(223)	689	1	690

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

29. Other comprehensive income continued

	2015
	Attributable to equity holders of the company			Non- controlling interest	Total
All figures in £ millions	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	(83)	—	(83)	(2)	(85)
Net exchange differences on translation of foreign operations – associate	16	—	16	—	16
Currency translation adjustment disposed – subsidiaries	(10)	—	(10)	—	(10)
Attributable tax	—	5	5	—	5
Items that are not reclassified to the income statement
Remeasurement of retirement benefit obligations – Group	—	110	110	—	110
Remeasurement of retirement benefit obligations – associate	—	8	8	—	8
Attributable tax	—	(24)	(24)	—	(24)

Other comprehensive income/(expense) for the year	(77)	99	22	(2)	20

30. Business combinations

There were no significant acquisitions in 2017 or 2016.

Fair values for the assets and liabilities arising from acquisitions completed in the year are as follows:

		2017	2016
All figures in £ millions	Notes	Total fair value	Total fair value
Intangible assets	11	—	10
Net assets acquired at fair value		—	10
Goodwill	11	—	3
Total		—	13
Satisfied by:
Cash		—	(7)

Other liabilities		—	(6)

Total consideration		—	(13)

Goodwill of £3m arising on 2016 acquisitions is expected to be deductible for tax purposes.

Intangible assets acquired in 2016 have the following useful economic lives: trademarks and brands 15 years, and other acquired intangibles six years.

All figures in £ millions	2017	2016	2015
Cash flow on acquisitions
Cash – current year acquisitions	—	(7)	(1)
Deferred payments for prior year acquisitions and other items	(11)	(7)	(6)
Acquisition costs and other acquisition liabilities paid	—	(1)	(2)

Net cash outflow	(11)	(15)	(9)

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

31. Disposals including business closures

In August 2017, the Group completed the sale of the test preparation business in China (GEDU) and in October 2017 the sale of a 22% share in Penguin Random House, retaining a 25% share (see note 12).

	Notes	2017				2016	2015
All figures in £ millions		GEDU	Penguin Random House	Other	Total	Total	FT Group	PowerSchool	Other	Total
Disposal of subsidiaries and associates
Property, plant and equipment	10	(7)	—	—	(7)	(3)	(15)	(2)	—	(17)
Intangible assets	11	(2)	—	(7)	(9)	—	(46)	(19)	(5)	(70)
Investments in joint ventures and associates		—	(352)	—	(352)	—	(7)	—	—	(7)
Other financial assets		—	—	—	—	—	92	—	—	92
Net deferred income tax (assets)/liabilities	13	(1)	(2)	—	(3)	(10)	(2)	—	3	1
Intangible assets – pre-publication	20	—	—	(1)	(1)	(4)	—	(64)	—	(64)
Inventories		(1)	—	(1)	(2)	—	(1)	—	—	(1)
Trade and other receivables		(16)	—	—	(16)	(6)	(72)	(16)	(6)	(94)
Current income tax (receivable)/payable		—	(5)	—	(5)	—	1	—	—	1
Cash and cash equivalents (excluding overdrafts)		(13)	—	—	(13)	(9)	(29)	—	(4)	(33)
Trade and other liabilities		33	—	1	34	21	113	35	6	154
Retirement benefit obligations		—	—	—	—	—	7	—	—	7
Provision for other liabilities and charges		—	—	—	—	—	2	—	—	2
Attributable goodwill		—	—	—	—	—	(50)	(119)	(6)	(175)
Cumulative currency translation adjustment	29	3	48	—	51	—	4	6		10

Net assets disposed		(4)	(311)	(8)	(323)	(11)	(3)	(179)	(12)	(194)
Cash received		54	413	1	468	7	1,235	222	11	1,468
Costs		(6)	(6)	(5)	(17)	(16)	(47)	(13)	(9)	(69)

Gain/(loss) on disposal		44	96	(12)	128	(20)	1,185	30	(10)	1,205

The amount included as other financial assets in 2015 related to an 11% share in the Economist which was retained and held at fair value within other financial assets on the balance sheet.

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

31. Disposals including business closures continued

All figures in £ millions	2017	2016	2015
Cash flow from disposals
Cash – current year disposals	468	11	1,468
Cash and cash equivalents disposed	(13)	(9)	(33)
Costs and other disposal liabilities paid	(25)	(52)	(26)

Net cash inflow/(outflow)	430	(50)	1,409

Analysed as:
Cash inflow/(outflow) from sale of subsidiaries	19	(54)	1,030
Cash inflow from sale of associates	411	4	379

32. Held for sale

The assets and liabilities related to Wall Street English language teaching businesses (WSE), part of the Core and Growth segments, and the K-12 school courseware business (K-12), part of the North America segment, have been presented as held for sale following the approval by the Group’s management to sell both businesses.

	Notes	2017			2016
		WSE	K-12	Total	Total
Non-current assets
Property, plant and equipment	10	16	—	16	—
Intangible assets	11	15	166	181	—
Deferred income tax assets		—	68	68	—
Trade and other receivables		4	23	27	—

		35	257	292	—
Current assets
Intangible assets – pre-publication	20	8	239	247	—
Inventories		—	46	46	—
Trade and other receivables		12	36	48	—
Cash and cash equivalents (excluding overdrafts)	17	127	—	127	—

		147	321	468	—

Assets classified as held for sale		182	578	760	—

Non-current liabilities
Deferred income tax liabilities		(2)	—	(2)	—
Other liabilities		(10)	(274)	(284)	—

		(12)	(274)	(286)	—

Current liabilities
Trade and other liabilities		(152)	(150)	(302)	—

		(152)	(150)	(302)	—

Liabilities classified as held for sale		(164)	(424)	(588)	—

Net assets classified as held for sale		18	154	172	—

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

33. Cash generated from operations

All figures in £ millions	Notes	2017	2016	2015
Profit/(loss)		408	(2,335)	823
Adjustments for:
Income tax		13	(222)	(24)
Depreciation	10	90	95	75
Amortisation and impairment of acquired intangibles and goodwill	11	138	2,733	1,051
Amortisation of software	11	85	84	74
Net finance costs	6	30	60	29
Share of results of joint ventures and associates	12	(78)	(97)	(68)
Profit on disposal of subsidiaries, associates, investments and fixed assets		(116)	40	(1,194)
Net foreign exchange adjustment from transactions		(26)	43	22
Share-based payment costs	26	33	22	26
Pre-publication		(35)	(19)	(57)
Inventories		24	17	10
Trade and other receivables		133	156	(99)
Trade and other liabilities		6	61	(80)
Retirement benefit obligations		(232)	(106)	(57)
Provisions for other liabilities and charges		(11)	(10)	(13)

Net cash generated from operations		462	522	518

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

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

All figures in £ millions	2017	2016	2015
Net book amount	12	9	6
Loss on sale of property, plant and equipment	(12)	(5)	(4)

Proceeds from sale of property, plant and equipment	—	4	2

The movements in the Group’s current and non-current borrowings are as follows:

	2016	Financing cash flows	Foreign exchange movements	Fair value and other movements	2017
Financial liabilities
Non-current borrowings	2,517	(1,292)	(149)	(10)	1,066
Current borrowings	9	(7)	(1)	3	4

Total	2,526	(1,299)	(150)	(7)	1,070

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

33. Cash generated from operations continued

	2015	Financing cash flows	Foreign exchange movements	Fair value and other movements	2016
Financial liabilities
Non-current borrowings	2,106	(3)	416	(2)	2,517
Current borrowings	247	(248)	5	5	9

Total	2,353	(251)	421	3	2,526

Non-current borrowings include bonds, derivative financial instruments and finance leases. Current borrowings include loans repayable within one year and finance leases, but exclude overdrafts classified within cash and cash equivalents.

34. Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

On 24 November 2017, the European Commission published an opening decision that the United Kingdom controlled foreign company group financing partial exemption (FCPE) constitutes State Aid. No final decision has yet been published, and it may be challenged by the UK tax authorities. The Group has benefited from FCPE in 2017 and prior periods in total by approximately £90m. At present the Group believes no provision is required in respect of this issue.

35. Commitments

At the balance sheet date there were no commitments for capital expenditure contracted for but not yet incurred.

The Group leases various offices and warehouses under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The Group also leases various plant and equipment under operating lease agreements, also with varying terms. Lease expenditure charged to the income statement was £178m (2016: £186m).

The future aggregate minimum lease payments in respect of operating leases are as follows:

All figures in £ millions	2017	2016
Not later than one year	156	174
Later than one year and not later than two years	139	147
Later than two years and not later than three years	121	129
Later than three years and not later than four years	100	115
Later than four years and not later than five years	86	96
Later than five years	599	661

	1,201	1,322

Pearson plc Consolidated Financial Statements

Notes to the consolidated financial statements continued

35. Commitments continued

In the event that the Group has excess capacity in its leased offices and warehouses it will enter into sub-lease contracts in order to offset costs. The future aggregate minimum sub-lease payments expected to be received under non-cancellable sub-leases are as follows:

All figures in £ millions	2017	2016
Not later than one year	45	44
Later than one year and not later than two years	45	46
Later than two years and not later than three years	40	44
Later than three years and not later than four years	35	39
Later than four years and not later than five years	33	34
Later than five years	138	155

	336	362

36. Related party transactions

Joint ventures and associates

Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12.

Key management personnel

Key management personnel are deemed to be the members of the Pearson executive (see p11). It is this Committee which had responsibility for planning, directing and controlling the activities of the Group in 2017. Key management personnel compensation is disclosed below:

All figures in £millions	2017	2016
Short-term employee benefits	12	6
Retirement benefits	1	1
Share-based payment costs	2	1

Total	15	8

There were no other material related party transactions. No guarantees have been provided to related parties.

37. Events after the balance sheet date

During January 2018, the Group successfully executed market tenders to repurchase €250m of its €500m euro 1.875% notes due May 2021 and €200m of its €500m euro 1.375% notes due May 2025.

On 16 February, the Group completed its £300m share buyback programme. In aggregate between 18 October 2017 and 16 February 2018, the Group repurchased 42,835,577 shares, including 21,839,676 repurchased since 31 December 2017 at a cost of £151m.

Penguin Random House Venture Combined Financial Statements

Report of Independent Auditors

To Penguin Random House LLC, Wilmington (USA), and Penguin Random House Ltd, London (UK)

We have audited the accompanying combined financial statements of Penguin Random House Venture as described in note 1 to these combined financial statements which comprise the combined balance sheets as of December 31, 2017 and 2016, and the related combined income statements, combined statements of comprehensive income, combined statements of cash flows and combined statements of changes in equity and the notes to the combined financial statements for the years then ended.

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

Auditors’ Responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

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

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Penguin Random House as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the IASB.

Emphasis of matter

We draw attention to the fact that, as described in note 1 to the combined financial statements, Penguin Random House businesses included in the combined financial statements have not operated as a separate group of companies. These combined financial statements are, therefore, not necessarily indicative of results that would have occurred if Penguin Random House had operated as a separate group of companies during the year presented or of future results of Penguin Random House. Our opinion is not modified with respect to this matter.

Other matter

The accompanying combined balance sheet of Penguin Random House Venture as of December 31, 2015, and the related combined income statement, combined statement of comprehensive income, combined statement of cash flows and combined statement of changes in equity for the year ended December 31, 2015 are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2015 combined financial statements to be audited and they are therefore not covered by this report.

Bielefeld, March 26, 2018

PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft

Werner Ballhaus Wirtschaftsprüfer (German Public Auditor)	Christian Landau Wirtschaftsprüfer (German Public Auditor)

Penguin Random House Venture Combined Financial Statements

COMBINED FINANCIAL STATEMENTS

Combined Income Statement

in € millions	Notes	2017	2016	2015 (unaudited)
Revenues	1	3,075	3,100	3,438

Other operating income	2	33	56	75
Cost of materials	3	(630)	(679)	(751)
Royalties	16	(631)	(626)	(706)
Personnel costs	4	(715)	(723)	(801)
Amortization/depreciation, impairment losses and reversals on intangible assets and property, plant and equipment	5	(75)	(76)	(89)
Other operating expenses	6	(655)	(648)	(780)
Results from investments accounted for using the equity method	12	—	—	(1)
Impairment losses and reversals on investments accounted for using the equity method	12	(10)	—	(5)
Results from financial assets		(1)	—	—
Results from disposals of investments		2	—	1

EBIT (earnings before interest and taxes)		393	404	381

Interest income	7	3	1	1
Interest expenses	7	(13)	(4)	(6)
Other financial income	8	1	2	—
Other financial expenses	8	(8)	(3)	(4)

Financial result		(17)	(4)	(9)

Earnings before taxes		376	400	372

Income tax expense	9	(10)	(27)	(29)

Group profit or loss		366	373	343

attributable to:
Penguin Random House shareholders		366	373	343
Non-controlling interests		—	—	—

Penguin Random House Venture Combined Financial Statements

Combined Statement of Comprehensive Income

in € millions	Notes	2017	2016	2015 (unaudited)
Group profit or loss		366	373	343

Items that will not be reclassified subsequently to profit or loss
Remeasurement component of defined benefit plans		20	(21)	23
Share of other comprehensive income of investments accounted for using the equity method		—	—	—
Items that will be reclassified subsequently to profit or loss when specific conditions are met
Currency translation differences
– changes recognized in equity		(161)	(19)	165
– reclassification adjustments for gains (losses) included in profit or loss		—	—	(4)
Cash flow hedges
– changes in fair value recognized in equity		(1)	(1)	2
– reclassification adjustments for gains (losses) included in profit or loss		—	—	—
Share of other comprehensive income of investments accounted for using the equity method		(2)	11	(6)

Other comprehensive income net of tax	18	(144)	(30)	180

Group total comprehensive income		222	343	523

attributable to:
Penguin Random House shareholders		222	344	523
Non-controlling interests		—	(1)	—

Penguin Random House Venture Combined Financial Statements

Combined Balance Sheet

in € millions	Notes	12/31/2017	12/31/2016	12/31/2015 (unaudited)
Assets
Non-current assets
Goodwill	10	815	859	875
Other intangible assets	10	380	446	488
Property, plant and equipment	11	150	169	190
Investments accounted for using the equity method	12	12	25	20
Other financial assets	13	9	7	7
Trade and other receivables	15	4	5	6
Other non-financial assets	16	282	295	315
Deferred tax assets	9	42	31	33

		1,694	1,837	1,934

Current assets
Inventories	14	253	263	301
Trade and other receivables	15	777	734	730
Other financial assets	13	1	3	5
Other non-financial assets	16	430	452	412
Current income tax receivables		16	13	14
Cash and cash equivalents	17	376	312	294

		1,853	1,777	1,756

Assets held for sale		—	9	—

		3,547	3,623	3,690

Equity and liabilities
Equity	18
Combined shareholders’ equity		979	2,183	2,143
Non-controlling interests		3	3	4

		982	2,186	2,147

Non-current liabilities
Provisions for pensions and similar obligations	19	24	47	26
Other provisions	20	29	27	3
Deferred tax liabilities	9	19	17	27
Financial debt	21	666	1	3
Trade and other payables	22	91	114	127
Other non-financial liabilities	22	32	32	38

		861	238	224

Current liabilities
Other provisions	20	20	17	20
Financial debt	21	438	103	148
Trade and other payables	22	1,107	916	983
Other non-financial liabilities	22	124	145	141
Current income tax payables		15	16	27

		1,704	1,197	1,319

Liabilities related to assets held for sale		—	2	—

		3,547	3,623	3,690

Penguin Random House Venture Combined Financial Statements

Combined Statement of Cash Flows

in € millions	2017	2016	2015 (unaudited)
EBIT (earnings before interest and taxes)	393	404	381
Taxes paid	(20)	(20)	(28)
Depreciation and write-ups of non-current assets	86	76	94
Results from disposals of investments	(2)	—	(1)
Change in provisions for pensions and similar obligations	8	10	14
Change in other provisions	6	21	(22)
Contributions to defined benefit plans	(16)	(17)	(21)
Change in net working capital	(138)	(41)	(92)
Other effects	(11)	(15)	(5)

Cash flow from operating activities	306	418	320

Investments in:
– intangible assets	(12)	(15)	(18)
– property, plant and equipment	(22)	(15)	(24)
– financial assets	(4)	(2)	(5)
– purchase prices for consolidated investments (net of acquired cash)	(40)	(1)	4
Disposals of subsidiaries and other business units	4	6	10
Disposals of other fixed assets	1	1	21

Cash flow from investing activities	(73)	(26)	(12)

Proceeds from other financial debt	1,277	188	283
Redemption of other financial debt	(207)	(231)	(312)
Interest paid	(8)	(7)	(8)
Interest received	3	1	1
Dividends to Penguin Random House shareholders	(1,206)	(317)	(410)
Change in equity	9	12	41

Cash flow from financing activities	(132)	(354)	(405)

Change in cash and cash equivalents	101	38	(97)
Exchange rate effects and other changes in cash and cash equivalents	(39)	(18)	34
Cash and cash equivalents 1/1	314	294	357

Cash and cash equivalents 12/31	376	314	294

Less cash and cash equivalents included within assets held for sale	—	(2)	—

Cash and cash equivalents 12/31 (according to the combined balance sheet)	376	312	294

Details on the cash flow statement are presented in note 25 “Cash Flow Statement.”

Penguin Random House Venture Combined Financial Statements

Combined Statement of Changes in Equity

in € millions	Combined equity, membership capital and combined retained earnings	Accumulated other comprehensive income1)			Combined shareholders’ equity	Non- controlling interests	Total
		Currency translation differences	Cash flow hedges	Share of other comprehensive income of investments accounted for using the equity method
Balance as of 1/1/2015 (unaudited)	1,852	126	—	—	1,978	4	1,982

Group profit or loss	343	—	—	—	343	—	343
Other comprehensive income	23	161	2	(6)	180	—	180
Group total comprehensive income	366	161	2	(6)	523	—	523
Dividend distributions	(410)	—	—	—	(410)	—	(410)
Contributions by owners2)	41	—	—	—	41	—	41
Equity transactions with shareholders	(369)	—	—	—	(369)	—	(369)
Other changes	11	—	—	—	11	—	11

Balance as of 12/31/2015 (unaudited)	1,860	287	2	(6)	2,143	4	2,147

Balance as of 1/1/2016	1,860	287	2	(6)	2,143	4	2,147

Group profit or loss	373	—	—	—	373	—	373
Other comprehensive income	(21)	(18)	(1)	11	(29)	(1)	(30)
Group total comprehensive income	352	(18)	(1)	11	344	(1)	343
Dividend distributions	(317)	—	—	—	(317)	—	(317)
Contributions by owners2)	12	—	—	—	12	—	12
Equity transactions with shareholders	(305)	—	—	—	(305)	—	(305)
Other changes	1	—	—	—	1	—	1

Balance as of 12/31/2016	1,908	269	1	5	2,183	3	2,186

Balance as of 1/1/2017	1,908	269	1	5	2,183	3	2,186

Group profit or loss	366	—	—	—	366	—	366
Other comprehensive income	20	(161)	(1)	(2)	(144)	—	(144)
Group total comprehensive income	386	(161)	(1)	(2)	222	—	222
Dividend distributions3)	(1,435)	—	—	—	(1,435)	—	(1,435)
Contributions by owners2)	9	—	—	—	9	—	9
Equity transactions with shareholders	(1,426)	—	—	—	(1,426)	—	(1,426)
Other changes	—	—	—	—	—	—	—

Balance as of 12/31/2017	868	108	—	3	979	3	982

1)	As of December 31, 2017, and as of December 31, 2015, no assets were classified as held for sale in accordance with IFRS 5. As of December 31, 2016, no significant amounts related to assets classified as held for sale.
2)	The amount related mainly to capital contributions. Further information is presented in note 26 “Related Party Disclosures.”
3)	Compared with the previous years, the increased level of dividend distributions to Penguin Random House shareholders results from special dividend distributions in connection with the acquisition of another 22 percent interest in Penguin Random House by Bertelsmann from Pearson. Further details are presented in the section “Background.”

Penguin Random House Venture Combined Financial Statements

Notes

General Principles

Background

Penguin Random House is a consumer book publishing company, which operates in the core business fields of print and digital consumer book publishing in over 20 countries across five continents. Penguin Random House employs more than 10,000 people globally across almost 250 editorially and creatively independent imprints and publishing houses that collectively publish more than 15,000 new titles annually. Penguin Random House sells directly to bookshops and through wholesalers. Retail bookshops normally maintain relationships with both publishers and wholesalers and use the channel that best serves the specific requirements of an order. Penguin Random House also sells through online retailers such as Amazon.com, through its own websites and direct to the customer via digital sales agents.

The Penguin Random House Venture (hereafter referred to as “Penguin Random House” or “Group”) was established when Bertelsmann SE & Co. KGaA (hereafter referred to as “Bertelsmann” or “Bertelsmann Group”) and Pearson plc (hereafter referred to as “Pearson”), combined their respective trade publishing groups Random House (with exception of the German-speaking publishing business) and Penguin Books Group. The transaction agreed between Bertelsmann and Pearson in October 2012 for the combination of their trade publishing groups was concluded on July 1, 2013. Initially, controlling shareholder Bertelsmann held a 53 percent interest in this new publishing company Penguin Random House, with non-controlling interests Pearson holding 47 percent. On October 5, 2017, Bertelsmann acquired in addition to its existing interest another 22 percent of Penguin Random House from Pearson. The remaining 25 percent share remains with Pearson. As part of the agreement with Pearson, Bertelsmann executed different loans in US dollars to Penguin Random House, that are mainly intended to finance special dividend distributions of €1,021 million to the shareholders. Thereof, a special dividend distribution of €591 million relates to Bertelsmann (of which €419 million was paid in the financial year 2017 and a further €172 million is payable in the financial year 2018) and of €430 million relates to Pearson (of which €373 million was paid in the financial year 2017 and a further €57 million is payable in the financial year 2018).

Description of Penguin Random House

Legally Penguin Random House consists of two legal groups: Penguin Random House LLC (hereafter referred to as “PRH LLC”), a Delaware limited liability company registered in Wilmington, Delaware, United States, and headquartered in New York City, New York, United States, and Penguin Random House Limited (hereafter referred to as “PRH Limited”), a company limited by shares, headquartered in London, United Kingdom. PRH LLC bundles all of the book publishing units in the United States, while PRH Limited comprises all other book publishing units (in Canada, Australia, New Zealand, India, South Africa, the United Kingdom, Spain, Latin America and in the Asian region, among others). Despite the separate legal structures of PRH LLC and PRH Limited, Bertelsmann and Pearson regard Penguin Random House as one business unit as it is managed together.

For periods up to and including the financial year ended December 31, 2017, both PRH LLC and PRH Limited prepared special purpose financial information comprising consolidated financial statements for each legal group due to IAS 28 accounting purposes of the minority shareholder. The latter consists of income statement, statement of comprehensive income, balance sheet, statement of changes in equity and selected explanatory notes that did not represent a complete set of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. However, it is technically able to produce Combined Financial Statements for PRH LLC and PRH Limited in accordance with IFRS. The combined statement of changes in equity reflects the LLC and Limited legal structures respectively.

The ultimate parent company of Penguin Random House preparing consolidated financial statements, Bertelsmann SE & Co. KGaA, includes in its consolidated financial statements those of Penguin Random House.

Penguin Random House Venture Combined Financial Statements

Notes continued

Description of Penguin Random House continued

Bertelsmann SE & Co. KGaA is a company incorporated under German law whose registered office is established at Carl-Bertelsmann-Strasse 270, D-33311 Gütersloh, Germany. Consolidated financial statements for Bertelsmann SE & Co. KGaA can be obtained at its registered office.

Basis of Preparation of the Combined Financial Statements

These Combined Financial Statements have been prepared pursuant to Rule 3-09 of SEC Regulation S-X for purposes of a filing on Form 20-F of Pearson plc as Penguin Random House is an equity investee of Pearson plc. Due to the governance structure, the shareholder arrangements between Pearson and Bertelsmann, various operational matters, and the disclosures that Pearson and Bertelsmann provide to their respective shareholders, Penguin Random House has prepared Combined Financial Statements as these are generally appropriate for entities under common management.

The accompanying Penguin Random House Combined Financial Statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the related interpretations (IFRIC) of the IFRS Interpretations Committee (IFRS IC). Penguin Random House uses one set of global accounting policies, which are IFRS compliant. The principal accounting policies adopted in the preparation of the Combined Financial Statements are set out in the section “Accounting and Measurement Policies.” These policies have been consistently applied to all the years presented, unless otherwise stated. Information as of December 31, 2015, and for the year ended have not been audited. The Combined Financial Statements were authorized for issue by Markus Dohle (CEO Penguin Random House) and James Johnston (Deputy CFO Penguin Random House) on March 23, 2018.

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

For the sake of clarity, certain items are aggregated in the combined income statement, combined statement of comprehensive income, combined balance sheet, combined statement of cash flows and combined statement of changes in equity. These items are disclosed and explained in greater detail in the notes.

Impact of New International Financial Reporting Standards

The first-time application of new international financial reporting standards and interpretations does not have a material impact on Penguin Random House.

Impact of Issued International Financial Reporting Standards That Are Not Yet Effective

Penguin Random House has not opted for early adoption of any standards, interpretations or amendments that have been issued by the IASB or IFRS IC but are not yet mandatory. Significant new standards for Penguin Random House are IFRS 9 “Financial Instruments”, IFRS 15 “Revenue from Contracts with Customers” and IFRS 16 “Leases”.

IFRS 9 ”Financial Instruments“ contains revised regulations for the classification and measurement of financial assets, new requirements for impairment of financial instruments and new requirements for hedge accounting. For Penguin Random House, IFRS 9 will be applied for the first time in the financial year 2018. The analyses conducted by the Bertelsmann Group to determine the extent to which Penguin Random House is impacted by the new regulations of IFRS 9 were completed in 2017. For Penguin Random House, the new requirements of IFRS 9 primarily concern the impairment of financial assets, in particular the impairment of trade receivables. In the future, Penguin Random House will use a risk scoring model based on qualitative and quantitative risk factors for its major customers. For insignificant customers impairment, matrices will be used to determine the loss allowances on trade receivables on the basis of historic bad debt losses, maturity bands and expected credit losses. The impairment matrices are created for business-unit-specific groups of receivables, each with similar default patterns. In addition, separate risk assessments are prepared. Due to the changed calculation of loss allowances, there is only an immaterial effect, which will be recognized in retained earnings as of January 1, 2018. In addition, there is no material effect on the classification and in turn on the measurement of financial instruments. The analysis of debt instruments, consisting of mainly trade accounts receivables and other receivables, indicated that, in the vast majority of cases, these were held in order to collect the contractual cash flows representing exclusively principal and interest payments. Thus, the majority of the debt instruments continues to be measured at amortized cost except for certain debt instruments where the contractual cash flows do not represent exclusively principal and interest payments, in which case IFRS 9 requires a measurement at fair value. As of December 31, 2017, financial assets totaling €2 million are classified as available for sale and measured at cost. They are individually and in aggregate immaterial for the PRH Group and mainly relate to subsidiaries not included in the Combined Financial Statements for materiality reasons. With application of IFRS 9 these financial assets will be accounted for at fair value through other comprehensive income. As changes in fair value are recognized in other comprehensive income for these instruments, they will no longer be recycled to the income statement when these instruments are sold. No material impacts are anticipated from the new

Penguin Random House Venture Combined Financial Statements

Notes continued

Impact of Issued International Financial Reporting Standards That Are Not Yet Effective continued

regulations for hedge accounting. Application of IFRS 9 must be generally retrospective, but various exceptions are granted, particularly in the area of hedge accounting. The previous year’s figures will not be restated due to the existing practical relief under IFRS 9.

IFRS 15 “Revenue from Contracts with Customers” includes new comprehensive regulations for the recognition of revenue that are independent of a specific industry or transaction. The new standard replaces the current risk and reward approach with a contract-based five-step model. In addition to substantially more extensive application guidance for the accounting treatment of revenue from contracts with customers, there are more detailed disclosure requirements in the notes. Application of the standard is mandatory for financial years beginning on or after January 1, 2018. Penguin Random House has decided to apply the modified retrospective method for initial application, according to which IFRS 15 will be applied prospectively on a Group-wide basis from January 1, 2018, recognizing the cumulative effect of first-time application in retained earnings. For its first-time application, Penguin Random House will apply the expedients provided in the standard for the modified retrospective method. As part of the implementation of IFRS 15, Bertelsmann initiated and successfully conducted a Group-wide project tailored to the individual needs of Penguin Random House. On the basis of defined and analyzed core business models within Penguin Random House, these analyses were rolled out to existing customer contracts and a decentralized review of sales processes was conducted to identify the need for adaptions. This will serve as the basis for ensuring the process-related requirements of IFRS 15 are fulfilled. At the end of 2017, Penguin Random House assessed the anticipated impact of implementing IFRS 15 on the balance sheet, income statement and notes for each business model based on the revenues generated in 2017 and on balance sheet figures as of December 31, 2017. As a result of the impact assessment, expected returns of physical books sold are no longer offset against receivables but have to be presented as a return liability. This is expected to result in an increase of the total assets reported on the balance sheet of about €305 million. This corresponds to a percentage of the Group’s total assets of 8.6 percent and will be considered in the opening balances for January 1, 2018. Return assets are presented as non-financial assets rather than in inventory.

With regard to certain e-book sales underlying contracts, presentation of revenue and expenses will change as a result of the new standard. Based on a more specific concept of the term “customer” – or, more specifically as a result of a more specific definition of the term “customer,” the control concept underlying IFRS 15 and the application of the enhanced principal/agent approach – revenue will be recognized in the amount of the retail price to the end consumer in the future. Any commissions for the online retailer are recognized as an expense. Consequently, the expected increase in the item “Revenues” will correspond directly with an increase in the item “Other operating expenses” with no impact on the item “Group profit and loss;” the increase of both line items “Revenues” and “Other operating expenses” is expected to represent a decrease of approximately 0.7 percentage points of the EBITDA margin. This change in revenue recognition does not have an impact on the opening balances for January 1, 2018. Based on the increased requirements regarding presentation in balance sheet and income statement and regarding disclosure requirements, adjustments to the reporting system, the chart of accounts and notes schedules have been prepared and published. The Group opted to apply the following practical expedients from January 1, 2018:

•	The costs of obtaining a contract will not be recognized if the underlying asset is amortized within a period of not more than 12 months.

•	The consideration will not be adjusted for the effects of a material financing component if the financing component pertains to a period of not more than 12 months.

IFRS 16 “Leases”, issued in January 2016, sets out principles for recognition, measurement, presentation and disclosure requirements for leases. IFRS 16 replaces the current standards and interpretations of IAS 17 Leases,

Penguin Random House Venture Combined Financial Statements

Notes continued

Impact of Issued International Financial Reporting Standards That Are Not Yet Effective continued

IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The changes mainly affect lessee accounting and generally require lessees to recognize contractual rights and obligations on the lessee’s balance sheet. The standard replaces the straight-line recognition of operating lease expense for those leases applying IAS 17 with the recognition of depreciation expenses for the right-of-use asset and interest expenses on the lease liability (included within the financial result). In addition, IFRS 16 includes more extensive disclosures in the notes for lessees. Compared to the current accounting rules under IAS 17, the IFRS 16 regulations for lessors are mostly unchanged. Application of the standard is mandatory for financial years beginning on or after January 1, 2019. For the initial application of IFRS 16, there is an option to choose a full retrospective approach or a modified retrospective approach. IFRS 16 will be introduced in Penguin Random House as part of a Bertelsmann Group-wide transformation project. Under this project, initially Penguin Random House’s material lease agreements were analyzed to determine the approach for the initial application of IFRS 16, among other things. The analysis of material leases has not been completed. The effects on the Combined Financial Statements will be quantified as part of the further analysis of all lease agreements. As of December 31, 2017, the present value of the rental and lease commitments from non-cancellable leases, which were classified as operating leases in accordance with IAS 17, amount to €447 million and will probably lead to the recognition of right-of-use assets in accordance with IFRS 16. However, no decision has been made within Penguin Random House concerning the election to apply the accounting options for short-term leases with a lease term of up to one year and for leases for low-value assets, as well as for the approach for initial application of IFRS 16. It is to be assumed that, due to the recognition of the right to use the underlying leased objects and the recognition of the lease liability, the first-time adoption of IFRS 16 will have a significant impact on the combined balance sheet of Penguin Random House. In the combined income statement of Penguin Random House, the amortization of the right-of-use assets and the interest expense for the lease liabilities will be recognized in place of the other operating expenses for operating leases. Accordingly, the introduction of IFRS 16 will result in an improvement of the non-GAAP financial measure EBITDA. In the combined statement of cash flows, IFRS 16 will result in an improvement of cash flows from operating activities, while the repayment component of lease payments will reduce the cash flows from financing activities. A reliable estimate of the amount of the financial effect can only be made after the conclusion of the Group-wide examination of the lease contracts.

Penguin Random House has not opted for early application of the standards of IFRS 9, IFRS 15 and IFRS 16.

Impact of US tax reform

The US tax reform (Tax Cuts and Jobs Act) signed into law on December 22, 2017, contains extensive changes to the US tax system. The key changes becoming effective from January 1, 2018, are, for example, the reduction of the US federal corporate income tax rate of 35 percent to 21 percent, the interest deduction limitation, the Base-Erosion and Anti-Abuse Tax (“BEAT“) and the alternative minimum tax (“AMT”). A preliminary analysis has been conducted to determine the extent to which Penguin Random House is impacted by the new tax system. As the legal group PRH LLC is operated as a group of tax-transparent entities, the key changes of the US tax reform are not expected to have material impacts on the income tax result of the Combined Financial Statements as US-related current and deferred taxes are accounted for in the partner’s financial statements. However, the US tax law changes might have other tax and accounting consequences, such as impairment testing, hedge accounting and potential future changes on state and local tax regulations. The extent of the impact and the areas affected will depend on any further legislative procedure in the United States and will be part of the further analysis.

Penguin Random House Venture Combined Financial Statements

Consolidation

Principles of Consolidation

The Penguin Random House Combined Financial Statements combine the financial statements of the two legal groups, PRH LLC and PRH Limited, and their subsidiaries, joint ventures and associates. PRH LLC and PRH Limited are parent companies in the respective legal groups.

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

In accordance with IFRS 3, business combinations are accounted for using the acquisition method. Accordingly, the acquisition date fair value of the consideration transferred is offset against the fair value of equity on the acquisition date. Acquisition-related costs are generally recognized in profit or loss. If applicable, contingent consideration is measured at the fair value that applies on the acquisition date. If the aggregate of the consideration transferred, the amount of any non-controlling interests in the acquiree and the acquisition date fair value of a previously held equity interest in the acquiree exceeds the fair value of the identifiable net assets, the excess is carried as goodwill. Negative differences are reflected in profit or loss in the period in which the acquisition is made. Deferred taxes from assets acquired and liabilities assumed in a business combination are carried and measured in accordance with IAS 12. Subsequent measurement of the acquired assets and the liabilities assumed or entered into is performed in line with the applicable IFRSs. Non-controlling interests are also measured at the proportionate fair value of the assets and liabilities. If the consideration transferred for the business combination or the fair values attributable to the identifiable assets and liabilities of the company acquired can only be provisionally identified on the date of initial accounting, the business combination is accounted for using these provisional values. Initial accounting is completed in accordance with IFRS 3.45, taking into account the one-year measurement period. Comparative information for reporting periods prior to the completion of initial accounting is presented as if it had already been completed on the acquisition date.

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

In accordance with IFRS 11, joint ventures are joint arrangements in which the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint ventures are accounted for using the equity method in accordance with IAS 28. In addition, associates are included in the Combined Financial Statements using the equity method. Associates are companies over which Penguin Random House exercises a significant influence. This is generally the case for voting rights between 20 percent and 50 percent. Smaller shareholdings are accounted for using the equity method if there is a significant influence in accordance with IAS 28.6.

According to the equity method, interests in a joint venture or an associate are initially recognized at cost. These acquisition costs are then adjusted for changes to the Penguin Random House’s interest in the net assets of the joint venture or the associate after the acquisition date. The same method used for fully consolidated subsidiaries is applied when accounting for the difference between the acquisition cost at the acquisition date and the share of net assets acquired. Losses from interests in a joint venture or an associate that exceed their carrying amounts are not recognized unless there is an obligation to make additional contributions. When changing the accounting

Penguin Random House Venture Combined Financial Statements

Consolidation continued

Principles of Consolidation continued

treatment of investments to the equity method, IFRS 3 is applied in analogy so that the fair value of the previously held interest is used in determining the cost of the investment accounted for using the equity method on the transition date. The difference between the fair value and carrying amount of the previously held interest is recognized in profit or loss.

Penguin Random House recognizes immaterial investments in accordance with IAS 39.

Accounting and measurement policies are applied consistently for all companies consolidated within the Combined Financial Statements. Intercompany assets, liabilities, equity, income and expenses as well as cash flows relating to transactions between Group companies are eliminated. Deferred taxes on consolidation transactions recognized in profit or loss are accounted for in accordance with IAS 12. The Penguin Random House share of unrealized gains or losses on intragroup transactions between fully consolidated Group companies and investments accounted for using the equity method is eliminated.

Scope of Consolidation

The scope of consolidation consists of 88 (2016: 86; 2015: 90) companies. This includes 87 (2016: 85; 2015: 89) fully consolidated companies. In addition, one immaterial associate is accounted for using the equity method in the Combined Financial Statements (2016: 1; 2015: 1). Penguin Random House had no joint ventures in the financial years 2017, 2016 and 2015. A total of 26 (2016: 17; 2015: 17) companies without significant business operations were excluded from the scope of consolidation due to their negligible importance for the financial position and financial performance of Penguin Random House.

For the financial year 2017, the detailed list of fully consolidated subsidiaries (FC) and associates accounted for using the equity method (EM) is as follows:

Name	Country	Share	Consolidation Method
Arrow Books Limited	Great Britain	100.00	FC
Barrie & Jenkins Limited	Great Britain	98.00	FC
Bartlett Bliss Productions Limited	Great Britain	100.00	FC
Bellew & Higton Publishers Limited	Great Britain	100.00	FC
Business Books Limited	Great Britain	100.00	FC
Century Benham Limited	Great Britain	100.00	FC
Century Hutchinson Limited	Great Britain	100.00	FC
Century Hutchinson Publishing Limited	Great Britain	100.00	FC
Century Publishing Co. Limited	Great Britain	100.00	FC
Chatto and Windus Limited	Great Britain	100.00	FC
Children’s Character Books Limited	Great Britain	75.00	FC
Direct Group Grandes Obras, S.L.	Spain	100.00	FC
Distribuidora Penguin Random House S.A.S.	Colombia	99.96	FC
Dorling Kindersley Limited	Great Britain	100.00	FC
Dorling Kindersley Publishing Private Limited	India	100.00	FC
Dorling Kindersley Verlag GmbH	Germany	100.00	FC
Ediciones B Argentina S.A.	Argentina	100.00	FC
Ediciones B Mexico, S.A. de C.V.	Mexico	100.00	FC
Ediciones B Uruguay S.A.	Uruguay	100.00	FC
Editora Schwarcz S.A.	Brazil	45.00	EM

Penguin Random House Venture Combined Financial Statements continued

Consolidation continued

Scope of Consolidation continued

Name	Country	Share	Consolidation Method
Editorial Sudamericana Uruguaya S.A.	Uruguay	99.83	FC
Frederick Warne & Co Limited	Great Britain	100.00	FC
Frederick Warne & Co. LLC	United States	100.00	FC
Golden Treasures LLC	United States	100.00	FC
Grantham Book Services Limited	Great Britain	100.00	FC
Hammond, Hammond and Company, Limited	Great Britain	100.00	FC
Herbert Jenkins Limited	Great Britain	100.00	FC
Hurst & Blackett Limited	Great Britain	100.00	FC
Hutchinson & Co. (Publishers) Limited	Great Britain	100.00	FC
Hutchinson Books Limited	Great Britain	100.00	FC
Hutchinson Childrens Books Limited	Great Britain	100.00	FC
Jackdaw Publications Limited	Great Britain	100.00	FC
Jonathan Cape Limited	Great Britain	100.00	FC
Ladybird Books Limited	Great Britain	100.00	FC
Mainstream Publishing Company (Edinburgh) Limited	Great Britain	100.00	FC
Market Self Chile SpA	Chile	84.05	FC
Market Self S.A.	Argentina	84.05	FC
Martin Secker and Warburg Limited	Great Britain	100.00	FC
Penguin (Beijing) Culture Development Co. Ltd.	China	100.00	FC
Penguin Australia Pty Ltd	Australia	100.00	FC
Penguin Books Benelux B.V.	Netherlands	100.00	FC
Penguin Books Deutschland GmbH	Germany	100.00	FC
Penguin Books Limited	Great Britain	100.00	FC
Penguin Books, S.A.	Spain	100.00	FC
Penguin Group (Hong Kong) Limited	China	100.00	FC
Penguin Random House Australia Pty Ltd	Australia	100.00	FC
Penguin Random House Canada Limited	Canada	100.00	FC
Penguin Random House Grupo Editorial (USA) LLC	United States	100.00	FC
Penguin Random House Grupo Editorial S.A.	Argentina	98.10	FC
Penguin Random House Grupo Editorial S.A.	Peru	100.00	FC
Penguin Random House Grupo Editorial S.A.S.	Colombia	99.91	FC
Penguin Random House Grupo Editorial, S.A.	Chile	100.00	FC
Penguin Random House Grupo Editorial, S.A. de C.V.	Mexico	100.00	FC
Penguin Random House Grupo Editorial, S.A.U.	Spain	100.00	FC
Penguin Random House Grupo Editorial, Unipessoal, Lda.	Portugal	100.00	FC
Penguin Random House India Private Limited	India	100.00	FC
Penguin Random House Ireland Limited	Ireland	100.00	FC
Penguin Random House Korea LLC	South Korea	100.00	FC
Penguin Random House Limited	Great Britain	100.00	FC
Penguin Random House LLC	United States	100.00	FC
Penguin Random House New Zealand Limited	New Zealand	100.00	FC
Penguin Random House South Africa (Pty) Ltd.	South Africa	100.00	FC
Plane Tree Publishers Limited	Great Britain	100.00	FC
Random House Children’s Entertainment LLC	United States	100.00	FC
Random House Properties Limited	Great Britain	100.00	FC
Random House Publishing Group Limited	Great Britain	100.00	FC

Penguin Random House Venture Combined Financial Statements continued

Consolidation continued

Scope of Consolidation continued

Name	Country	Share	Consolidation Method
Random House Struik Proprietary Limited	South Africa	100.00	FC
Random House UK Ventures Limited	Great Britain	100.00	FC
RHA Holdings Pty Ltd	Australia	100.00	FC
Salspot Limited	Great Britain	100.00	FC
Sasquatch Books LLC	United States	100.00	FC
Sinclair – Stevenson Limited	Great Britain	100.00	FC
Smashing Ideas LLC	United States	100.00	FC
Snowdog Enterprises Limited	Great Britain	100.00	FC
Snowman Enterprises Limited	Great Britain	100.00	FC
Sputnik 84 LLC	United States	100.00	FC
Stanley Paul & Co Limited	Great Britain	100.00	FC
T. Werner Laurie, Limited	Great Britain	100.00	FC
The Bodley Head Limited	Great Britain	100.00	FC
The Book Service Limited	Great Britain	100.00	FC
The Cresset Press Limited	Great Britain	100.00	FC
The Harvill Press Limited	Great Britain	100.00	FC
The Hogarth Press Limited	Great Britain	100.00	FC
The Random House Group Limited	Great Britain	100.00	FC
Transworld Publishers Limited	Great Britain	100.00	FC
Ventura Publishing Limited	Great Britain	100.00	FC
Virgin Books Limited	Great Britain	100.00	FC
Woodlands Books Limited	Great Britain	85.00	FC

Acquisitions and Disposals

In the financial year 2017, the cash flow from acquisition activities totaled €-40 million, which fully related to new acquisitions during the reporting period less cash and cash equivalents acquired. The consideration transferred in accordance with IFRS 3 amounted to €44 million taking into account contingent consideration of €4 million. In the financial years 2016 and 2015, Penguin Random House made no acquisitions. The cash flows from acquisition activities in 2016 of €-1 million and 2015 of €4 million relate to acquisitions in previous years.

In July 2017, Penguin Random House acquired an interest of 100 percent in the publishing group Ediciones B from Spain’s Grupo Zeta media group. Penguin Random House considers the acquisition as a reinforcement of Penguin Random House Grupo Editorial’s market position and cultural importance in Spain, Latin America and the entire Spanish-speaking world. The consideration transferred amounted to €37 million and was fully paid in cash. The purchase price allocation resulted in non-tax-deductible goodwill of €28 million, mainly representing synergy potential to be realized from efficiency optimization in direct and structural expenses. In the financial year 2017, transaction-related costs amounted to €2 million and have been recognized in profit or loss.

In addition, Penguin Random House made several acquisitions in the financial year 2017, none of which was material on a stand-alone basis. Payments net of acquired cash and cash equivalents amounted to €-4 million; the consideration transferred in accordance with IFRS 3 for these acquisitions amounted to €7 million taking into account contingent consideration of €3 million. The other acquisitions resulted in goodwill totaling €3 million, which reflects synergy potential and is tax deductible. Due to exercising an optional right in the United States, from a tax perspective the other acquisitions are treated as asset deals. On an individual level, the total consideration transferred in the amount of €7 million is tax deductible over 15 years. In the financial year 2017, transaction-related costs amounted to less than €1 million and have been recognized in profit or loss.

Penguin Random House Venture Combined Financial Statements

Consolidation continued

Acquisitions and Disposals continued

The purchase price allocations consider all the facts and circumstances prevailing as of the respective dates of acquisition that were known prior to preparation of the Consolidated Financial Statements. In accordance with IFRS 3, should further facts and circumstances become known within the 12-month measurement period, the purchase price allocation will be adjusted accordingly.

The following table shows the fair values of the assets and liabilities of the acquisitions made in the financial year 2017 on their dates of initial consolidation based on the purchase price allocations:

Effects of Acquisitions

in € millions	Ediciones B	Other	Total
Non-current assets
Goodwill	28	3	31
Other intangible assets	8	3	11
Other non-current assets	2	—	2
Current assets
Inventories	7	2	9
Trade and other receivables	5	1	6
Other current assets	2	1	3
Cash and cash equivalents	1	—	1
Liabilities
Financial debt	—	1	1
Other financial and non-financial liabilities	16	2	18

In the financial year 2017, since initial consolidation, all new acquisitions in accordance with IFRS 3 have contributed €22 million to revenue and an immaterial amount to Group profit or loss. If consolidated as of January 1, 2017, these would have contributed €40 million to revenue and €-8 million to Group profit or loss. On the acquisition date, the fair value of the acquired receivables was €6 million. Nearly the full amount is attributable to trade receivables and only an immaterial amount is attributable to other receivables. Trade receivables are impaired in the amount of €4 million resulting in a gross amount of trade receivables of €10 million.

The fair values of the identifiable assets, liabilities and contingent liabilities acquired are measured in accordance with IFRS 3, and primarily using the market price-oriented method. According to this method, assets and liabilities are measured at the prices observed in active markets. If measurement using the market price-oriented method is not feasible, the income approach is to be applied. Within the income approach following methods are usually applied: Multi-period excess earnings method (“MEEM”) and Relief from royalty method. According to the Multi-period excess earning method the fair value is at first determined as the present value of directly attributable cash flows, generated solely by the asset being valued. According to the Relief from royalty method the fair value is determined as the present value of the royalty savings as a result of the acquisition. The income method is used particularly in the valuation of imprints or backlists.

In November 2017, Penguin Random House sold its travel guidebook and reference publisher The Rough Guides Limited to Media Tune Holding AG, Switzerland. The sale resulted in an immaterial loss recognized in the item ”Results from disposals of investments.”

In October 2017, Penguin Random House completed the sale of Penguin Random House Pte. Ltd., Singapore and Penguin Books Malaysia Sdn Bhd, Malaysia to Times Publishing Limited. The sale resulted in a gain of

Penguin Random House Venture Combined Financial Statements

Consolidation continued

Effects of Acquisitions continued

€1 million recognized in the item ”Results from disposals of investments.” As of December 31, 2016, Penguin Random House management had seen the sale as highly probable due to the advance stage-negotiations and had therefore classified the assets and related liabilities of PRH Singapore and Malaysia as held for sale at the end of the reporting period 2016.

In June 2016, Penguin Random House sold its American travel content publisher Fodor’s to Internet Brands, a California-based online media and technology company. The sale resulted in a gain of €3 million recognized in the item ”Results from disposals of investments.”

In December 2015, Penguin Random House completed the sale of its self-publishing subsidiary Author Solutions to Najafi, a US investment firm. The sale resulted in a gain of €3 million recognized in the item ”Results from disposals of investments.” In 2016 Najafi and Penguin Random House reached a settlement agreement about the final purchase price, resulting in an additional payment by Penguin Random House of €3 million.

In August 2015, Penguin Random House sold its Australian online bookseller Bookworld to the online retailer Booktopia. The sale resulted in a loss of €1 million recognized in the item ”Results from disposals of investments.”

After considering the cash and cash equivalents disposed of, Penguin Random House generated cash flows in the amount of €4 million from disposals (2016: €6 million; 2015: €10 million). The disposals resulted in a gain from deconsolidation of €1 million (2016: €3 million; 2015: €1 million), which is recognized in the item “Results from disposals of investments.” The following table shows their impact on the assets and liabilities at the time of deconsolidation:

Effects of Disposals

in € millions	2017	2016	2015
Non-current assets
Goodwill	1	1	4
Other intangible assets	2	1	30
Property, plant and equipment	—	—	2
Other non-current assets	1	—	1
Current assets
Inventories	3	1	2
Other current assets	3	—	14
Cash and cash equivalents	—	—	2
Liabilities
Financial debt	—	—	5
Other financial and non-financial liabilities	2	—	37

Information as of December 31, 2015, and for the year ended have not been audited.

Assets Held for Sale and Liabilities Related to Assets Held for Sale

As of December 31, 2017, no amounts related to assets classified as held for sale and related liabilities in accordance with IFRS 5.

Penguin Random House Venture Combined Financial Statements continued

Consolidation continued

Assets Held for Sale and Liabilities Related to Assets Held for Sale continued

The carrying amounts of the assets classified as held for sale and related liabilities as of December 31, 2016, are presented in the following table:

Assets Held for Sale and Related Liabilities

in € millions	12/31/2016
Assets
Non-current assets
Goodwill	1
Other intangible assets	3
Property, plant and equipment	—
Current assets
Inventories	1
Other current assets	2
Cash and cash equivalents	2
Assets held for sale	9
Equity and liabilities
Current liabilities
Trade payables	1
Other current liabilities	1
Liabilities related to assets held for sale	2

The figures as of December 31, 2016, relate to the sale of Random House Pte. Ltd., Singapore and Penguin Books Malaysia Sdn Bhd, Malaysia completed in the financial year 2017. Further information is presented above.

As of December 31, 2015, no amounts related to assets classified as held for sale and related liabilities in accordance with IFRS 5.

The disposal groups mentioned above were measured at fair value less costs to sell. These are to be allocated to level 3 of the hierarchy of non-recurring fair values. Valuations for level 3 are based on information from the contract negotiations. The impairment losses were recognized in profit or loss in the item “Other operating expenses.”

Foreign Currency Translation

Transactions denominated in a currency other than a subsidiary’s functional currency are recorded in the functional currency at the exchange rate applicable on the day of their initial accounting. At the end of the reporting period, monetary assets and liabilities denominated in foreign currency are revalued into the functional currency using the closing rate applicable at that time. Gains and losses from these currency translations are recognized in profit or loss. Non-monetary balance sheet items in foreign currency are carried at the exchange rate applicable on the date of initial recognition.

Translation of Foreing Operations

The financial statements of subsidiaries, joint ventures and associates that were prepared in foreign currencies are translated into euros using the functional currency concept set out in IAS 21 before they are included in the Combined Financial Statements. Assets and liabilities are translated into the reporting currency at the closing rate

Penguin Random House Venture Combined Financial Statements

Consolidation continued

Translation of Foreing Operations continued

at the end of the reporting period, while income statement items are translated at the average rate for the financial year. Currency translation differences are recognized in other comprehensive income. Such differences arise from translating items in the balance sheet at a closing rate that differs from the previous closing rate and from using the average rate for the period and the closing rate at the end of the reporting period to translate the Group profit or loss. At the time of deconsolidation of Group companies, the respective accumulated currency translation differences recognized in other comprehensive income and accumulated in a separate component of equity are reclassified from equity to the income statement. The following euro exchange rates were used to translate the currencies most significant to Penguin Random House.

Euro Exchange Rates for Major Foreign Currencies

		Average rates			Closing rates
Foreign currency unit per €1		2017	2016	2015	12/31/2017	12/31/2016	12/31/2015
Australian dollar	AUD	1.4733	1.4881	1.4771	1.5346	1.4596	1.4897
Canadian dollar	CAD	1.4645	1.4660	1.4178	1.5039	1.4188	1.5116
British pound	GBP	0.8766	0.8196	0.7256	0.8872	0.8562	0.7340
US dollar	USD	1.1295	1.1072	1.1089	1.1993	1.0541	1.0887

Information as of December 31, 2015, and for the year ended have not been audited.

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

Random House includes direct attributable costs, including, among others, cost of material, labor and other inputs used in the construction of the asset. For qualifying assets in accordance with IAS 23, borrowing costs are capitalized. The amounts involved are insignificant to Penguin Random House. All other borrowing costs are expensed in the period in which they occurred. Maintenance costs are carried as expenses of the period, whereas expenses for activities that lead to a longer useful life or improved use are generally capitalized. Items of property, plant and equipment are depreciated on a straight-line basis over their estimated useful life. Estimates of useful life and the depreciation method are reviewed annually in line with IAS 16 and are adjusted prospectively according to the changed expectations. In the financial year 2017, depreciation is generally based on the following useful lives:

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

An impairment loss is recognized when the recoverable amount of a cash-generating unit has fallen below its carrying amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value less costs of disposal and the value in use are generally determined using the discounted cash flow method, which is based on future cash flow forecasts, which are part of company forecasts. For determining the value in use, estimated future cash inflows or outflows from future restructurings or from improvement or enhancement of the cash-generating units’ performance are excluded unless, as of the end of the reporting period, the cash-generating unit is committed to the restructuring and related provisions have been made. For assets held for sale, only fair value less costs to sell is used as a basis for comparison.

As long as an active market exists, the market price or the price in the most recent comparable transaction is used for measuring fair value. If there is no active market, fair value less costs of disposal is generally calculated using the discounted cash flow method. If it is not possible to allocate cash flows to assets, the relevant impairment losses are determined on the basis of cash flows attributable to the cash-generating unit to which the assets belong. Projected cash flows are based on internal estimates for three planning periods. Generally, two further detailed planning periods are applied in addition. Based on historical data, the company’s internal forecasts take into account expectations relating to the market development. For periods beyond this detailed horizon, a perpetual annuity is recognized, taking into account individual business-specific growth rates. Discounting is generally based on the weighted average cost of capital (WACC) after tax. Specific WACCs are derived for cash-generating units with different risk profiles. Management estimates of cash flow are based on factors including assumptions of economic trends and the associated risks, the regulatory environment, the competitive environment, market share, investments and growth rates. The growth rates applied are based on long-term real growth figures for the relevant economies, growth expectations for the relevant sectors and long-term inflation forecasts for the countries in which the cash-generating units operate. The values allocated to the key assumptions are in line with external sources of information. The figures obtained using the respective discount rates reflect the recoverable amount of the cash-generating units. Material changes in the market or competitive environment

Penguin Random House Venture Combined Financial Statements

Accounting and Measurement Policies continued

Impairment Losses continued

may impair the value of cash-generating units. If the reasons for an impairment loss recognized in prior periods no longer exist, the impairment loss is reversed up to a maximum of the carrying amount of the respective asset if the impairment loss had not been recognized. The latter does not apply to goodwill.

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

Impairment losses and reversals:

The carrying amounts of financial assets not recognized at fair value through profit or loss are examined at the end of each reporting period to determine whether there is objective evidence of impairment. Such evidence exists in the following cases: information concerning financial difficulties of a customer or a group of customers; default or delinquency in interest or principal payments; the probability of being subject to bankruptcy or other financial restructuring; and recognizable facts that point to a measurable reduction in the estimated future cash flows, such as an unfavorable change in the borrower’s payment status or the economic situation that corresponds to the delayed performance. In the case of financial assets carried at amortized cost, the loss in case of impairment corresponds to the difference between the carrying amount and the present value of the anticipated future cash flows – discounted using the original effective interest rate for the financial asset. If it is established

Penguin Random House Venture Combined Financial Statements continued

Accounting and Measurement Policies continued

Financial Assets continued

that the fair value has increased at a later measurement date, the impairment loss previously recognized is reversed up to a maximum of amortized cost in profit or loss. Impairment losses are not reversed in the case of unlisted equity instruments that are classified as available-for-sale assets and carried at cost. In case of impairment on available-for-sale assets carried at cost, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of the estimated future cash flows discounted using the risk-adjusted interest rate.

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

Income Taxes

In accordance with IAS 12, current tax expense and income are determined based on the respective domestic taxable earnings of the year (taxable income). Current and deferred taxes are determined based on applicable regulations and tax laws of the countries in which the companies included in the Combined Financial Statements are domiciled. The presentation is based on the legal approach for own tax liabilities as they arise in the normal way. Current and deferred taxes for tax-transparent entities (e.g., partnerships, which are not taxed in their own right) are therefore recognized on the level of the respective owners based on their share of the tax-transparent entity’s profits. The income tax relating to tax-transparent entities is therefore not included in the income tax line of the Combined Financial Statements.

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

Penguin Random House Venture Combined Financial Statements

Accounting and Measurement Policies continued

Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes foreign exchange gains and losses and unrealized gains and losses from the fair value measurement of available-for-sale financial assets and derivatives used in cash flow hedges in accordance with IAS 39.

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

Penguin Random House Venture Combined Financial Statements

Accounting and Measurement Policies continued

Derivative Financial Instruments

As set out in IAS 39, all derivative financial instruments are recognized at fair value on the balance sheet. Derivative financial instruments are recognized as of the transaction date. When a derivative is designed as a hedging instrument, it is initially determined whether the respective hedging relationship qualifies for hedge accounting. For the purposes of hedge accounting, hedges are classified as cash flow hedges, fair value hedges and hedges of a net investment in foreign operations. Some derivatives do not meet the requirements included in IAS 39 for recognition as hedges, despite this being their economic purpose.

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

In the financial years 2017, 2016 and 2015, no hedge transactions were recognized with fair value hedges or to hedge a net investment in foreign operations.

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

•

Recognition of income and expense: In the event of return rights, mostly for print products, estimates are made with regard to the anticipated return volume as revenues are recognized taking the anticipated returns

Penguin Random House Venture Combined Financial Statements

Accounting and Measurement Policies continued

Significant Accounting Judgements, Estimates and Assumptions continued

into account. Return curves and average return rates are used to identify the anticipated returns. The accounting assessment of advertising grants paid to the customers of Penguin Random House includes different factors and they could therefore be recognized as costs or be deducted from revenue. In general, these payments are recognized as deduction from revenue if transactions are entered into in close proximity to each other and/or their mutual existence is acknowledged in the separate contracts, there is lack of sufficient evidence to support fair value for each transaction and/or Penguin Random House would not have made the payment if it were not also selling a good or service to the customer.

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

•

Trade receivables and other receivables: Valuation allowances are recognized for doubtful receivables based on risk factors such as a customer’s financial difficulties or unfavorable changes in the economic situation, taking into account the maturity structure of the receivables.

•

Impairment losses: Goodwill and intangible assets with indefinite useful life are tested for impairment at least annually. Intangible assets with finite useful life and property, plant and equipment are tested for impairment in accordance with IAS 36 if there are indications that an asset may be impaired. Impairment loss has occurred when the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. Fair value less costs of disposal and the value in use are generally determined using the discounted cash flow method, which is based on future cash flow forecasts, which are part of company forecasts. The cash flow forecasts are based on the management’s best possible estimates with regard to future performance. Penguin Random House has used a combination of long-term trends, industry forecasts and in-house knowledge, with special emphasis on recent experience, in forming the assumptions about the development of the various relevant markets in which Penguin Random House operates. This is an area highly exposed to the general economic conditions. Penguin Random House’s business development is still subject to risks. In particular, the unclear conditions of Brexit and the associated uncertainty could adversely impact Penguin Random House’s economic environment and thus increase the risk from economic developments. The subdued growth expectations in the United Kingdom reflect the significant uncertainty over the outcome of the Brexit negotiations and future economic relations. Moreover, the devaluation of the local currency after the referendum on EU membership is having an increasingly adverse effect on the consumer climate. The state of the relevant

Penguin Random House Venture Combined Financial Statements

Accounting and Measurement Policies continued

Significant Accounting Judgements, Estimates and Assumptions continued

market is just one of the key operational drivers Penguin Random House uses when assessing individual business models. The most important assumptions include estimated growth rates, the weighted average cost of capital and tax rates. All of these different elements are variable, interrelated and difficult to isolate as the main driver of the various business models and respective valuations. Changes to these estimates as a result of more recent information could have a material impact on the amount of the possible impairment. Penguin Random House performs sensitivity analyses on the cash-generating units, especially on those where the headroom between the recoverable amount and the carrying value is low. Detailed information on the assumptions and estimates that are used in impairment testing for intangible assets (including goodwill) in Penguin Random House is presented in note 10 “Intangible Assets.”

•

Pension obligations: Pension obligations are measured using the projected unit credit method. Using this approach, biometric calculations, the prevailing long-term capital market interest rates and, in particular, assumptions about future salary and pension increases are taken into account.

•

Provisions for onerous contracts and warranties are also based to a significant extent on management estimates with regard to their amount and probability of occurrence. Assessments of whether there is a present obligation, whether an outflow of resources is probable and whether it is possible to reliably determine the amount of the obligation are generally based on the expertise of in-house or third- party specialists. More recent information could change the estimates and thus impact the financial position and financial performance of Penguin Random House. With regard to risk provisioning, a provision for potential losses from litigation is recognized when the risks of a loss are considered to be probable and when a reliable estimate of the anticipated financial impact is possible. For significant contingent liabilities for which the possibility of a future loss is more than remote but less than probable, Penguin Random House estimates the possible loss where the Group believes that an estimate can be made. At the end of the reporting period, there were no reportable contingent liabilities from litigation. Management regularly reviews the recognition, measurement and use of provisions and the disclosure requirements for contingent liabilities.

In the case of purchase price allocations, assumptions are also made regarding the measurement of assets and liabilities assumed as part of business combinations. This applies in particular with regard to the acquired intangible assets, as measurements are based on fair value. In general, this is the present value of the future cash flows after taking into account the present value of the tax amortization benefit. In addition, the definition of uniform useful lives within Penguin Random House is based on management’s assumptions. General information on useful lives is presented in the sections “Other Intangible Assets” and “Property, Plant and Equipment.”

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

Penguin Random House Venture Combined Financial Statements continued

Accounting and Measurement Policies continued

Significant Accounting Judgements, Estimates and Assumptions continued

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

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet

1 Revenues

in € millions	2017	2016	2015
Revenues from printed products	2,354	2,358	2,514
Revenues from digital products	572	615	741
Other revenues	149	127	183

	3,075	3,100	3,438

Information as of December 31, 2015, and for the year ended have not been audited.

Revenues from printed products mainly include revenues from printed book sales, whereas revenues from digital products mainly relate to revenues from e-books sales. The item “Other revenues” includes subrights income in the amount of €55 million (2016: €41 million; 2015: €44 million). Prior period amounts regarding subrights income have been reclassified from “Income from sideline operations” within “Other operating income” to “Revenues” to conform to the current period presentation. This reclassification reflects the way the management evaluates the Penguin Random House’s business performance and manages its operations.

2 Other Operating Income

in € millions	2017	2016	2015
Income from sideline operations	24	46	42
Income from reimbursements	2	1	15
Gains from disposals of non-current assets	—	—	2
Foreign exchange gains	—	3	—
Sundry operating income	7	6	16

	33	56	75

Information as of December 31, 2015, and for the year ended have not been audited.

3 Cost of Materials

in € millions	2017	2016	2015
Consumption of finished goods and merchandise	616	665	733
Consumption of raw materials and supplies	14	14	18

	630	679	751

Information as of December 31, 2015, and for the year ended have not been audited.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

4 Personnel Costs

in € millions	2017	2016	2015
Wages and salaries	581	583	645
Statutory social security contributions	50	49	52
Expenses for pensions and similar obligations	33	37	40
Other employee benefits	51	54	64

	715	723	801

Information as of December 31, 2015, and for the year ended have not been audited.

5 Amortization, Depreciation, Impairment and Reversals on Intangible Assets and Property, Plant and Equipment

in € millions	2017	2016	2015
Amortization/depreciation, impairment losses and reversals on
– intangible assets	47	48	60
– property, plant and equipment	28	28	29

	75	76	89

Information as of December 31, 2015, and for the year ended have not been audited.

6 Other Operating Expenses

in € millions	2017	2016	2015
Administrative expenses	235	253	286
Allowances on receivables and non-financial assets	149	148	165
Advertising costs	112	101	130
Selling expenses	101	108	125
Consulting and audit fees	24	19	40
Operating taxes	10	10	10
Foreign exchange losses	5	—	5
Losses on disposals of non-current assets	—	—	1
Sundry operating expenses	19	9	18

	655	648	780

Information as of December 31, 2015, and for the year ended have not been audited.

The item “Administrative expenses” includes, among others, payments recognized as expenses from operating leases of €60 million (2016: €63 million; 2015: €68 million) and associated services and incidental costs of €3 million (2016: €3 million; 2015: €0 million). In addition, an immaterial amount of contingent lease payments is included in this item (2016: €0 million; 2015: €0 million).

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

7 Interest Income and Interest Expenses

in € millions	2017	2016	2015
Interest income
Interest income on cash and cash equivalents	1	1	1
Other interest income	2	—	—

	3	1	1

Interest expenses
Interest expenses on financial debt	(10)	(1)	(2)
Other interest expenses	(3)	(3)	(4)

	(13)	(4)	(6)

Information as of December 31, 2015, and for the year ended have not been audited.

8 Other Financial Income and Expenses

in € millions	2017	2016	2015
Other financial income
Non-operating foreign exchange gains	—	2	—
Other	1	—	—

	1	2	—

Other financial expenses
Net interest on defined benefit plans	(1)	—	(2)
Non-operating foreign exchange losses	—	—	—
Other	(7)	(3)	(2)

	(8)	(3)	(4)

Information as of December 31, 2015, and for the year ended have not been audited.

To better reflect the economic content, income and expenses from non-operating foreign currency hedging transactions are offset against the results from the measurement of the hedged foreign currency items and are recognized as non-operating foreign exchange gains or losses. In the financial year 2017, immaterial losses from these non-operating foreign currency transactions (2016: €0 million; 2015: €-5 million) were offset by income from foreign currency hedging transactions amounting to €7 million (2016: €10 million; 2015: €10 million). Gains from foreign currency transactions of €2 million (2016: €8 million; 2015: €1 million) were offset by expenses from foreign currency hedging transactions amounting to €-9 million (2016: €-16 million; 2015: €-6 million).

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

9 Income Taxes

Income taxes, broken down into current and deferred income taxes, are as follows:

Income Taxes

in € millions	2017	2016	2015
Earnings before income taxes	376	400	372

Current income taxes	(24)	(26)	(32)
Deferred income taxes	14	(1)	3

Income taxes	(10)	(27)	(29)

Net income after income taxes	366	373	343

Information as of December 31, 2015, and for the year ended have not been audited.

Income taxes 2017 have not been impacted by the key changes of the US tax reform as the current and deferred taxes of the legal group PRH LLC, United States, are accounted for in the partner’s financial statements.

Tax loss carryforwards of €10 million (2016: €5 million; 2015: €7 million) were utilized in the financial year 2017, reducing current tax expenses by €3 million (2016: €1 million; 2015: €2 million). Of the tax loss carryforwards utilized, no amounts relate to US corporate income tax, €1 million (2016: €2 million; 2015: €4 million) was due to UK corporate income tax and €9 million (2016: €3 million; 2015: €3 million) was due to other foreign income taxes. These amounts include €6 million (2016: €1 million; 2015: €6 million) for tax loss carryforwards for which no deferred tax assets were recognized in the past. These amounts relate to other foreign income taxes in the amount of €6 million (2016: €1 million; 2015: €3 million) and to UK corporate income tax in the amount of €0 million (2016: €0 million; 2015: €3 million). This led to a reduction in current tax expense of €2 million (2016: €0 million; 2015: €2 million).

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

9 Income Taxes continued

Deferred tax assets and liabilities resulted from the following items and factors.

Deferred Taxes

	12/31/2017		thereof recognized in profit or loss in the financial year	12/31/2016		thereof recognized in profit or loss in the financial year	12/31/2015		thereof recognized in profit or loss in the financial year
in € millions	Assets	Liabilities		Assets	Liabilities		Assets	Liabilities
Intangible assets	5	25	5	6	30	3	7	37	3
Property, plant and equipment	4	3	—	3	3	(1)	4	4	—
Financial assets	1	5	2	—	6	—	—	6	4
Inventories	4	1	—	4	1	1	2	—	(2)
Receivables	8	1	(1)	9	1	1	11	1	(2)
Advance payments and other assets	7	—	2	5	1	3	2	2	(5)
Provisions	20	12	—	23	11	(3)	23	11	4
Liabilities	—	3	—	—	2	(3)	2	1	—
Advance payments and other liabilities	7	3	—	7	2	(2)	7	3	—
Loss carryforwards/tax credits	20		6	14		—	13		1

Total	76	53	14	71	57	(1)	71	65	3

Offset	(34)	(34)		(40)	(40)		(38)	(38)

Carrying amount	42	19		31	17		33	27

Information as of December 31, 2015, and for the year ended have not been audited.

No deferred tax liabilities were recognized for temporary differences in connection with investments in subsidiaries in the amount of €7 million (2016: €7 million; 2015: €9 million) as their reversal can be controlled, and it is probable that these temporary differences will not be reversed in the foreseeable future.

Current and deferred tax assets and liabilities are offset against each other if they relate to the same tax authority and meet the criteria for offsetting. The term of the deferred taxes on temporary differences is mostly long term.

Information on amounts of income tax relating to other comprehensive income is presented in note 18 “Equity.”

Deferred tax assets are recognized on temporary differences, tax loss carryforwards and tax credits when it is likely that they can be utilized in the foreseeable future. The recognizable amount is assessed primarily based on existing deferred tax liabilities from temporary differences and projected taxable income within a planning period.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

9 Income Taxes continued

Temporary differences, tax loss carryforwards and tax credits for which no deferred taxes have been recognized can be carried forward as follows:

Expiration

in € millions	12/31/2017	12/31/2016	12/31/2015
Tax loss carryforwards
To be carried forward for more than 5 years	3	24	26
To be carried forward for up to 5 years	1	1	2
Temporary differences	2	8	22
Tax credits
To be carried forward for more than 5 years	—	2	4
To be carried forward for up to 5 years	—	1	3

Information as of December 31, 2015, and for the year ended have not been audited.

A reconciliation of expected tax result to actual tax result is shown in the following table:

Reconciliation to Actual Tax Expense

in € millions	2017	2016	2015
Earnings before income taxes	376	400	372

Income tax rate applicable to Penguin Random House (UK corporate income tax rate)	19.25%	20.00%	20.25%

Expected tax expense	(72)	(80)	(75)

The tax effects of the following items led to differences between the expected and actual tax expense:
Adjustment to different national tax rates	(59)	(58)	(55)
Effect of changes in tax rate and tax law	3	(1)	1
Tax effects in respect of results from disposals of investments	—	—	(8)
Current income taxes for previous years	(2)	—	1
Deferred income taxes for previous years	3	1	1
Effects of measurements of deferred tax assets	12	4	(11)
Permanent differences	(7)	(5)	(5)
Taxes incurred on the level of shareholders in the United States	114	115	122
Other adjustments	(2)	(3)	—
Total of adjustments	62	53	46

Actual tax expense	(10)	(27)	(29)

Information as of December 31, 2015, and for the year ended have not been audited.

The actual tax expense differs from the expected tax expense mainly due to differences between the applicable national tax rates to the tax rate applicable to the Combined Financial Statements (UK corporate income tax rate) and due to income taxes related to the tax-transparent entities of the legal group PRH LLC, United States, which are incurred on the level of the shareholders and are therefore not accounted for in the Combined Financial

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

9 Income Taxes continued

Reconciliation to Actual Tax Expense continued

Statements. Included in the “Adjustment to different national tax rates” is mainly the tax differential to the United States nominal tax rate (2017: 38.10 percent; 2016: 38.80 percent; 2015: 38.50 percent).

Applicable Income Tax Rate

The applicable tax rate corresponds to the applicable tax rate of the Penguin Random House Limited, United Kingdom, as parent company of the legal group PRH Limited, because the main parts of the reported tax relate to this legal group. The applicable tax rate in the financial year 2017 was 19.25 percent (2016: 20.00 percent; 2015: 20.25 percent) and corresponds to the enacted country-specific tax rate in the United Kingdom.

The income tax relating to the legal group PRH LLC, United States, is not material for the Combined Financial Statements as only state income taxes are included in the income tax line in profit or loss. Any other income tax, which derives from the profits of the legal group PRH LLC, is not shown as part of the Combined Financial Statements, as it is accounted for in the partner’s financial statements.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

10 Intangible Assets

	Goodwill	Other intangible assets
in € millions		Other rights and licenses	Internally generated intangible assets	Total	Total
Cost
Balance as of 1/1/2015	813	706	4	710	1,523

Currency translation differences	70	60	1	61	131
Acquisitions through business combinations	—	—	—	—	—
Other additions	—	18	—	18	18
Reductions through disposal of investments	(4)	(57)	—	(57)	(61)
Other disposals	—	(3)	(1)	(4)	(4)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	—	6	(1)	5	5

Balance as of 12/31/2015	879	730	3	733	1,612

Currency translation differences	(14)	(10)	—	(10)	(24)
Acquisitions through business combinations	—	—	—	—	—
Other additions	—	15	—	15	15
Reductions through disposal of investments	(1)	(1)	—	(1)	(2)
Other disposals	—	(1)	—	(1)	(1)
Reclassifications in accordance with IFRS 5	(1)	(4)	—	(4)	(5)
Reclassifications and other changes	—	2	—	2	2

Balance as of 12/31/2016	863	731	3	734	1,597

Currency translation differences	(76)	(70)	(1)	(71)	(147)
Acquisitions through business combinations	31	11	—	11	42
Other additions	—	12	—	12	12
Reductions through disposal of investments	—	—	—	—	—
Other disposals	—	—	—	—	—
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	—	—	—	—	—

Balance as of 12/31/2017	818	684	2	686	1,504

Accumulated amortization
Balance as of 1/1/2015	4	196	3	199	203

Currency translation differences	—	17	1	18	18
Amortization	—	60	—	60	60
Impairment losses	—	—	—	—	—
Reversals of impairment losses	—	—	—	—	—

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

10 Intangible Assets continued

	Goodwill	Other intangible assets
in € millions		Other rights and licenses	Internally generated intangible assets	Total	Total
Reductions through disposal of investments	—	(27)	—	(27)	(27)
Other disposals	—	(3)	(1)	(4)	(4)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	—	(1)	—	(1)	(1)

Balance as of 12/31/2015	4	242	3	245	249

Currency translation differences	—	(3)	—	(3)	(3)
Amortization	—	48	—	48	48
Impairment losses	—	—	—	—	—
Reversals of impairment losses	—	—	—	—	—
Reductions through disposal of investments	—	—	—	—	—
Other disposals	—	(1)	—	(1)	(1)
Reclassifications in accordance with IFRS 5	—	(1)	—	(1)	(1)
Reclassifications and other changes	—	—	—	—	—

Balance as of 12/31/2016	4	285	3	288	292

Currency translation differences	—	(28)	(1)	(29)	(29)
Amortization	—	46	—	46	46
Impairment losses	—	—	—	—	—
Reversals of impairment losses	—	—	—	—	—
Reductions through disposal of investments	—	—	—	—	—
Other disposals	—	—	—	—	—
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	(1)	1	—	1	—

Balance as of 12/31/2017	3	304	2	306	309

Carrying amount as of 12/31/2017	815	380	—	380	1,195

Carrying amount as of 12/31/2016	859	446	—	446	1,305

Carrying amount as of 12/31/2015	875	488	—	488	1,363

Information as of December 31, 2015, and for the year ended have not been audited.

The carrying amount of the ”Other rights and licenses” includes backlists and frontlists in the amount of €270 million (2016: €326 million; 2015: €361 million) and imprints in the amount of €79 million (2016: €92 million; 2015: €99 million).

As in the previous years, no intangible assets have been provided as collateral for liabilities as of the end of the reporting period 2017.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

10 Intangible Assets continued

Goodwill is attributable to the following cash-generating units:

Goodwill by Cash-Generating Units

in € millions	12/31/2017	12/31/2016	12/31/2015
Penguin Random House North America	494	559	542
Penguin Random House United Kingdom	170	176	205
Dorling Kindersley	14	14	17
Spanish Speaking	115	87	87
Rest of the World	22	23	24

	815	859	875

Information as of December 31, 2015, and for the year ended have not been audited.

For the purpose of impairment testing (IAS 36), goodwill from a business combination is allocated to the cash-generating units that are expected to benefit from the synergies of the business combination. Goodwill is tested for impairment at least annually and whenever there is an indication that it may be impaired, as outlined in the “Accounting and Measurement Policies” section and under the following assumptions. The recoverable amount is the higher of fair value less costs of disposal and value in use. For the cash-generating units, the recoverable amount equals the fair value, which is derived from discounted cash flows less costs of disposal, and which is based on level 3 of the fair value hierarchy. Projected cash flows were based on internal estimates for three detailed planning periods and, as a rule, two further detailed planning periods were applied. For periods after this detailed horizon, a perpetual annuity was applied, taking into account individual business-specific growth rates.

Management estimates of cash flow are based on factors including assumptions of economic trends and the associated risks, the regulatory environment, the competitive environment, market share, investments, EBITDA margins and growth rates. With regard to the individual cash-generating units bearing material goodwill, relating to the market development for the beginning of the detailed planning period, a mostly stable development for the physical book markets was assumed for financial year 2018. The physical book markets in the United States and the United Kingdom are expected to stabilize on the level of 2017, whereas a slight growth is expected for these markets in Spain and Germany. Regarding e-book sales, it is expected for the financial year 2018 that publishers’ e-book sales in the United States and the United Kingdom will stabilize on the level of 2017. For audio download sales, a strong growth is expected for the financial year 2018 in the United States and the United Kingdom. The five-year sales forecasts use average nominal growth rates for Dorling Kindersley of 2.2 percent and for Spanish Speaking (including Latin American countries) of 4.5 percent.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

10 Intangible Assets continued

In addition, fair values, based on discounted cash flows, were measured using the following individual business-specific discount rates and growth rates for periods after the detailed planning period:

Overview of Growth and Discount Rates

	Growth rate in % for the year 12/31/2017	Discount rate in % for the year 12/31/2017	Growth rate in % for the year 12/31/2016	Discount rate in % for the year 12/31/2016	Growth rate in % for the year 12/31/2015	Discount rate in % for the year 12/31/2015
Penguin Random House North America	0.5	8.5	0.5	8.3	0.5	8.2
Penguin Random House United Kingdom	0.5	7.6	0.5	7.6	0.5	8.0
Dorling Kindersley	0.6	8.4	0.6	8.2	0.5	8.1
Spanish Speaking	4.6	13.0	5.0	12.8	10.0	17.4
Rest of the World	2.6	10.1	2.5	9.3	3.5	10.5

Information as of December 31, 2015, and for the year ended have not been audited.

In the financial years 2017, 2016 and 2015, no impairment losses were recognized for goodwill.

As of December 31, 2017, the recoverable amount for the cash-generating unit Spanish Speaking exceeded the carrying amount by €3 million (2016: €4 million; 2015: €1 million). In the event of an increase in the discount rate by 0.2 percentage points, a reduction in the long-term growth rate by 0.3 percentage points or a reduction in the average nominal sales growth rate for the five-year detailed planning period by 0.3 percentage points, the recoverable amount is lower than the carrying amount for the first time.

As of December 31, 2017, the recoverable amount for the cash-generating unit Dorling Kindersley exceeded the carrying amount by €4 million (2016: €3 million; 2015: €116 million). In the event of an increase in the discount rate by 0.4 percentage points, a reduction in the long-term growth rate by 0.7 percentage points or a reduction in the average nominal sales growth rate for the five-year detailed planning period by 2.1 percentage points, the recoverable amount is lower than the carrying amount for the first time.

As of December 31, 2017, the goodwill of the cash-generating units Penguin Random House North America, Penguin Random House United Kingdom and Rest of the World was not subject to impairment even given a change by one of the two most important factors: discount rate (increase of 1.0 percentage point) and long-term growth rate (reduction of 1.0 percentage point).

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

11 Property, Plant and Equipment

in € millions	Land, rights equivalent to land and buildings	Technical equipment and machinery	Other equipment, fixtures, furniture and office equipment	Advance payments and construction in progress	Total
Cost
Balance as of 1/1/2015	120	100	189	22	431

Currency translation differences	11	8	16	2	37
Acquisitions through business combinations	—	—	—	—	—
Other additions	1	3	12	8	24
Reductions through disposal of investments	—	—	(5)	—	(5)
Other disposals	(25)	(28)	(6)	(1)	(60)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	4	11	7	(27)	(5)

Balance as of 12/31/2015	111	94	213	4	422

Currency translation differences	(5)	(6)	1	—	(10)
Acquisitions through business combinations	—	—	—	—	—
Other additions	4	2	5	4	15
Reductions through disposal of investments	—	—	—	—	—
Other disposals	(1)	(1)	(7)	—	(9)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	—	(1)	5	(6)	(2)

Balance as of 12/31/2016	109	88	217	2	416

Currency translation differences	(9)	(7)	(22)	(1)	(39)
Acquisitions through business combinations	—	—	—	—	—
Other additions	1	1	8	11	21
Reductions through disposal of investments	—	—	—	—	—
Other disposals	—	—	(5)	—	(5)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	—	4	1	(3)	2

Balance as of 12/31/2017	101	86	199	9	395

Accumulated depreciation
Balance as of 1/1/2015	49	68	112	—	229

Currency translation differences	4	6	10	—	20
Depreciation	3	8	18	—	29
Impairment losses	—	—	—	—	—
Reversals of impairment losses	—	—	—	—	—

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

11 Property, Plant and Equipment continued

in € millions	Land, rights equivalent to land and buildings	Technical equipment and machinery	Other equipment, fixtures, furniture and office equipment	Advance payments and construction in progress	Total
Reductions through disposal of investments	—	—	(3)	—	(3)
Other disposals	(13)	(25)	(6)	—	(44)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	—	—	1	—	1

Balance as of 12/31/2015	43	57	132	—	232

Currency translation differences	(1)	(5)	2	—	(4)
Depreciation	3	7	18	—	28
Impairment losses	—	—	—	—	—
Reversals of impairment losses	—	—	—	—	—
Reductions through disposal of investments	—	—	—	—	—
Other disposals	(1)	(1)	(7)	—	(9)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	—	(1)	1	—	—

Balance as of 12/31/2016	44	57	146	—	247

Currency translation differences	(4)	(4)	(16)	—	(24)
Depreciation	3	6	19	—	28
Impairment losses	—	—	—	—	—
Reversals of impairment losses	—	—	—	—	—
Reductions through disposal of investments	—	—	—	—	—
Other disposals	—	—	(6)	—	(6)
Reclassifications in accordance with IFRS 5	—	—	—	—	—
Reclassifications and other changes	—	—	—	—	—

Balance as of 12/31/2017	43	59	143	—	245

Carrying amount as of 12/31/2017	58	27	56	9	150

Carrying amount as of 12/31/2016	65	31	71	2	169

Carrying amount as of 12/31/2015	68	37	81	4	190

Information as of December 31, 2015, and for the year ended have not been audited.

At the end of the financial years 2017, 2016 and 2015, no property, plant and equipment was pledged as collateral for liabilities. No impairment losses were recognized for property, plant and equipment in the financial years 2017, 2016 and 2015.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

12 Interests in Associates

At the end of the financial years 2017, 2016 and 2015, Penguin Random House holds an investment in one associate.

The following table shows summarized financial information on this associate. which management considers immaterial. The information given represents Penguin Random House’s interest.

Summarized Financial Information on the Immaterial Associate

in € millions	2017	2016	2015
Earnings after taxes from continuing operations	—	—	(1)
Other comprehensive income	(2)	5	(8)
Total comprehensive income	(2)	5	(9)

Information as of December 31, 2015, and for the year ended have not been audited.

Due to the ongoing difficult economic situation in Brazil, an impairment loss of €10 million was recognized during the financial year 2017 for the associate. The recoverable amount was determined using the fair value less costs of disposal on the basis of the discounted cash flow method with a long-term growth rate of 6.0 percent and a discount rate of 13.8 percent due to the business activities in the Brazilian market.

13 Other Financial Assets

in € millions	12/31/2017	12/31/2016	12/31/2015
Current
Derivative financial instruments	1	3	5

	1	3	5

Non-current
Investments in affiliates	—	—	1
Other investments	2	2	2
Securities and financial assets	7	5	4

	9	7	7

Information as of December 31, 2015, and for the year ended have not been audited.

Information on impairment is presented in note 24 “Additional Disclosures on Financial Instruments.”

At the end of the financial years 2017, 2016 and 2015, no financial assets have been provided as collateral for liabilities, no material financial assets were pledged with restrictions on disposal and no financial assets were provided as security for contingent liabilities to third parties.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

14 Inventories

in € millions	12/31/2017	12/31/2016	12/31/2016
Raw materials and supplies	13	15	18
Work in progress	55	52	63
Finished goods and merchandise	184	195	220
Advance payments	1	1	—

	253	263	301

Information as of December 31, 2015, and for the year ended have not been audited.

In the financial year 2017, write-downs on inventories were recognized in the amount of €-15 million (2016: €-13 million; 2015: €-18 million). At the end of the financial years 2017, 2016 and 2015, no inventories have been pledged as collateral for liabilities.

15 Trade Receivables and Other Receivables

in € millions	12/31/2017	12/31/2016	12/31/2015
Non-current
Trade receivables	—	—	1
Other receivables	4	5	5
Current
Trade receivables	752	718	691
Other receivables	25	16	39

Information as of December 31, 2015, and for the year ended have not been audited.

Information on impairment and the analysis of maturities is presented in note 24 “Additional Disclosures on Financial Instruments.”

16 Other Non-financial Assets

in € millions	12/31/2017	12/31/2016	12/31/2015
Non-current
Other non-financial assets	282	295	315
Current
Other non-financial assets	430	452	412
Advance payments	387	412	373
Other tax receivables	12	10	9
Deferred items	30	29	29
Sundry non-financial assets	1	1	1

Information as of December 31, 2015, and for the year ended have not been audited.

The non-current other non-financial assets in the amount of €259 million (2016: €283 million; 2015: €303 million) relate to advance payments for published or unpublished book titles. If a book title is expected to be published within the next 12 months, advance payments on it are considered current. Advances on

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

16 Other Non-financial Assets continued

book titles are initially capitalized within other non-financial assets when the advance is paid and subsequently expensed in the income statement position “Royalties” as related revenues are earned or when future recovery is not probable to adjust the advance to its net realizable value. The realizable value of royalty advances relies on a degree of management judgement in determining the profitability of individual author contracts. If the carrying amount is higher than the estimated realizable value of author contracts, these excess amounts will be written-off in the income statement position “Allowances on receivables and non-financial assets.” The recoverability of royalty advances is based upon a detailed management review of the age of the advance, the future sales projections for new authors and prior sales history of repeat authors.

17 Cash and Cash Equivalents

in € millions	12/31/2017	12/31/2016	12/31/2015
Cash	375	310	292
Other securities < 3 months	1	2	2

	376	312	294

Information as of December 31, 2015, and for the year ended have not been audited.

At the end of the financial years 2017, 2016 and 2015, no cash and cash equivalents were used as collateral for liabilities and no cash and cash equivalents existed with restrictions on disposal.

18 Equity

The equity includes the combined equity, membership capital and combined retained earnings including share capital and share premiums attributable to the Penguin Random House Limited, in London, United Kingdom, LLC membership capital attributable to Penguin Random House LLC in the United States and the undistributed prior year net profits of those companies included in the Combined Financial Statements. Accumulated other comprehensive income includes remeasurement effects of defined benefit pension plans (actuarial gains and losses on the defined benefit obligation, differences between actual investment returns and the return implied by the net interest cost on the plan assets, and effects of the asset ceiling) and accumulated other comprehensive income.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

18 Equity continued

The change in other comprehensive income after taxes is derived as follows:

Changes to Components of Other Comprehensive Income after Taxes

in € millions	2017
	Before-tax amount	Taxes	Net-of-tax amount	thereof of Penguin Random House shareholders	thereof of non- controlling interests
Items that will not be reclassified subsequently to profit or loss
Remeasurement effects on defined benefit plans	25	(5)	20	20	—
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	—	—
Items that will be reclassified subsequently to profit or loss when specific conditions are met
Currency translation differences	(161)	—	(161)	(161)	—
Cash flow hedges	(1)	—	(1)	(1)	—
Share of other comprehensive income of investments accounted for using the equity method	(2)	—	(2)	(2)	—

Other comprehensive income net of tax	(139)	(5)	(144)	(144)	—

in € millions	2016
	Before-tax amount	Taxes	Net-of-tax amount	thereof of Penguin Random House shareholders	thereof of non- controlling interests
Items that will not be reclassified subsequently to profit or loss
Remeasurement effects on defined benefit plans	(26)	5	(21)	(21)	—
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	—	—
Items that will be reclassified subsequently to profit or loss when specific conditions are met
Currency translation differences	(19)	—	(19)	(18)	(1)
Cash flow hedges	(1)	—	(1)	(1)	—
Share of other comprehensive income of investments accounted for using the equity method	11	—	11	11	—

Other comprehensive income net of tax	(35)	5	(30)	(29)	(1)

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

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

Information as of December 31, 2015, and for the year ended have not been audited.

As in the financial years 2016 and 2015, in the financial year 2017, an immaterial amount relating to cash flow hedge effects recognized in other comprehensive income was reclassified to the income statement. These are amounts before tax.

19 Provisions for Pensions and Similar Obligations

in € millions	12/31/2017	12/31/2016	12/31/2015
Defined benefit obligation	23	46	25
Obligations similar to pensions	1	1	1

	24	47	26

Information as of December 31, 2015, and for the year ended have not been audited.

Penguin Random House operates various pension plans for current and former employees and their surviving dependents mainly in the United Kingdom, the United States and Canada. The model of such plans varies according to the legal, fiscal and economic environment of the country concerned. These company pension plans include both defined contribution and defined benefit plans.

In the case of defined contribution plans, the company makes payments into an external pension fund or another welfare fund through a statutory, contractual or voluntary model. The company has no obligation to provide further benefits once it has made these payments, so no provisions are recognized. Expenses for defined contribution plans in the amount of €21 million were recognized in the financial year 2017 (2016: €26 million; 2015: €24 million). The contributions paid by employer to state pension plans amount to €36 million (2016: €36 million; 2015: €37 million) in the financial year 2017.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

19 Provisions for Pensions and Similar Obligations continued

All other pension plans are defined benefit plans. The US and Canadian companies’ obligations for healthcare costs for employees after they retire (medical care plans) are also defined benefit obligations and are included in the provisions on the balance sheet. For all of the retirement benefit plans, a distinction must be made as to whether or not these are financed through an external investment fund.

Net Defined Benefit Liability Recognized in the Balance Sheet

in € millions	12/31/2017	12/31/2016	12/31/2015
Present value of defined benefit obligation of unfunded plans	21	21	21
Present value of defined benefit obligation of funded plans	434	440	404

Total present value of defined benefit obligation	455	461	425

Fair value of plan assets	(455)	(426)	(411)

Net defined benefit liability recognized in the balance sheet	—	35	14

thereof provisions for pensions	23	46	25
thereof other assets	23	11	11

Information as of December 31, 2015, and for the year ended have not been audited.

As in the previous years, in the financial year 2017, the asset ceiling prescribed by IAS 19.64 did not impact other comprehensive income. The other assets are disclosed under non-current non-financial assets.

Provisions are recognized for these defined benefit plans. These are mostly final salary plans.

Defined Benefit Plans

in € millions	12/31/2017	12/31/2016	12/31/2015
Final salary plans	366	378	348
Career average plans	15	15	13
Other commitments given	56	50	45
Medical care plans United States	7	8	9
Medical care plans Canada	11	10	10

Present value of defined benefit obligation	455	461	425

thereof capital commitments	—	—	—

Information as of December 31, 2015, and for the year ended have not been audited.

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

The plans in the United Kingdom are subject to the “Pensions Act 2004,” which includes reviewing the full financing of the pension plan from an actuarial perspective every three years with annual monitoring and, if

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

19 Provisions for Pensions and Similar Obligations continued

Defined Benefit Plans continued

necessary, eliminating any deficits that may have arisen by means of further additions to plan assets. There are no other material regulatory conditions over and above the minimum funding regulations in the United States and United Kingdom.

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

Further significant actuarial assumptions are assumed as follows:

Actuarial Assumptions

	12/31/2017
	United States	United Kingdom	Other
Discount rate	3.90%	2.50%	3.50%
Rate of salary increase	n/a	2.86%	3.00%
Rate of pension increase	n/a	2.94%	n/a
	12/31/2016
	United States	United Kingdom	Other
Discount rate	4.51%	2.60%	4.01%
Rate of salary increase	n/a	2.97%	3.02%
Rate of pension increase	n/a	3.12%	n/a

	12/31/2015
	United States	United Kingdom	Other
Discount rate	4.52%	3.90%	4.12%
Rate of salary increase	n/a	3.15%	3.02%
Rate of pension increase	n/a	2.10%	n/a

Information as of December 31, 2015, and for the year ended have not been audited.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

19 Provisions for Pensions and Similar Obligations continued

Actuarial Assumptions continued

An increase or decrease in the assumptions set out above compared to the assumptions actually applied would have had the following effects on the defined benefit obligation as of December 31, 2017:

Effect of Actuarial Assumptions

in € millions	Increase	Decrease
Effect of 0.5 percentage point change in discount rate	(39)	46
Effect of 0.5 percentage point change in rate of salary increase	8	(7)
Effect of 0.5 percentage point change in rate of pension increase	17	(15)
Effect of change in average life expectancy by one year	16	(16)

To determine the sensitivity of the longevity, the mortality rates for all beneficiaries were reduced or increased evenly, so that the life expectancy of a person of a country-specific retirement age increases or decreases by one year.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

19 Provisions for Pensions and Similar Obligations continued

Effect of Actuarial Assumptions continued

Changes in the present value of defined benefit obligations and plan assets in the reporting period were as follows:

Development of the Defined Benefit Plans

	Defined benefit obligation (I)			Fair value of plan assets (II)			Net defined benefit balance (I)-(II)
in € millions	2017	2016	2015	2017	2016	2015	2017	2016	2015
Balance as of 1/1	461	425	417	426	411	371	35	14	46
Current service cost	11	10	15	—	—	—	11	10	15
Interest expenses	12	15	16	—	—	—	12	15	16
Interest income	—	—	—	11	15	14	(11)	(15)	(14)
Past service cost	(3)	—	—	—	—	—	(3)	—	—
Income and expenses for defined benefit plans recognized in the combined income statement	20	25	31	11	15	14	9	10	17
Income/expense on plan assets excluding amounts included in net interest income and net interest expenses	—	—	—	26	54	(7)	(26)	(54)	7
Actuarial gains (-) and losses (+)
– changes in financial assumptions	5	98	(33)	—	—	—	5	98	(33)
– changes in demographic assumptions	(11)	(11)	(8)	—	—	—	(11)	(11)	(8)
– experience adjustments	7	(6)	4	—	—	—	7	(6)	4
Remeasurements for defined benefit plans recognized in the combined statement of comprehensive income	1	81	(37)	26	54	(7)	(25)	27	(30)
Contributions to plan assets by employer	—	—	—	16	17	21	(16)	(17)	(21)
Contributions to plan assets by employees	2	2	3	3	3	3	(1)	(1)	—
Pension payments	(11)	(14)	(12)	(11)	(14)	(12)	—	—	—
Currency translation differences	(18)	(58)	23	(16)	(60)	21	(2)	2	2
Other changes	—	—	—	—	—	—	—	—	—
Other reconciling items	(27)	(70)	14	(8)	(54)	33	(19)	(16)	(19)

Balance as of 12/31	455	461	425	455	426	411	—	35	14

thereof
United Kingdom	420	427	392	443	414	401	(23)	13	(9)
United States	7	8	10	—	—	—	7	8	10
Canada	28	26	23	12	12	10	16	14	13

Information as of December 31, 2015, and for the year ended have not been audited.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

19 Provisions for Pensions and Similar Obligations continued

Development of the Defined Benefit Plans continued

Employer contributions to plan assets are expected to amount to €17 million in the next financial year. Of the expenses for defined benefit plans in the amount of €9 million (2016: €10 million; 2015: €17 million), €8 million (2016: €10 million; 2015: €15 million) was recognized under the item “Personnel costs” and €1 million under “Other financial expenses” and “Other financial income” (2016: €0 million; 2015: €2 million). The past service cost and losses from settlements recognized under “Personnel costs” totaled €-3 million (2016: €0 million; 2015: €0 million).

The expenses are broken down as follows:

Expenses for Defined Benefit Plans

in € millions	2017	2016	2015
Current service cost	11	10	15
Past service cost and impact from settlement	(3)	—	—
Net interest expenses	1	—	2

Net pension expenses	9	10	17

Information as of December 31, 2015, and for the year ended have not been audited.

The portfolio structure of plan assets is composed as follows:

Portfolio Structure of Plan Assets

in € millions	12/31/2017	12/31/2016	12/31/2015
Equity instruments1)	154	181	212
Debt instruments1)	210	161	111
Other funds	68	67	64
Qualifying insurance policies	3	4	3
Cash and cash equivalents	12	7	11
Real estate	8	6	6
Derivatives	—	—	3
Other	—	—	1

Fair value of plan assets	455	426	411

Information as of December 31, 2015, and for the year ended have not been audited.

1) For almost all equity and debt instruments, market prices are listed on an active market.

All plan assets are used exclusively for the fulfillment of benefit obligations. In order to avoid a concentration of risk, plan assets are invested in various classes of investments.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

19 Provisions for Pensions and Similar Obligations continued

Portfolio Structure of Plan Assets continued

The weighted average duration of the pension obligations as of December 31, 2017, was 19 years (2016: 20 years; 2015: €21 years). The maturity profile of the anticipated non-discounted pension payments is presented in the following table:

Maturity Profile of Pension Payments

in € millions	Expected pension payments
2018	13
2019	10
2020	10
2021	10
2022	13
2023-2027	67

Obligations similar to pensions relate to severance payments at retirement in the amount of €1 million (2016: €1 million; 2015: €1 million). Provisions for severance payments at retirement are recognized in the same way as defined benefit plans, but with actuarial gains and losses recognized in profit or loss.

20 Other Provisions

	1/1/2017		Additions	Reversal	Usage	Other effects	Change of consolidation scope	Accrued interest	12/31/2017
in € millions		of which > 1 year								of which > 1 year
Restructuring	—	—	3	—	(2)	—	—	—	1	—
Onerous contracts	28	26	9	(1)	—	(4)	—	1	33	27
Litigation	3	—	1	(1)	—	—	—	—	3	—
Sales and distribution	4	—	1	(3)	(1)	—	—	—	1	—
Other employee benefits	7	—	2	(1)	(2)	(1)	—	—	5	—
Other	2	1	3	(1)	—	1	1	—	6	2

	44	27	19	(7)	(5)	(4)	1	1	49	29

	1/1/2016		Additions	Reversal	Usage	Other effects	Change of consolidation scope	Accrued interest	12/31/2016
in € millions		of which > 1 year								of which > 1 year
Restructuring	4	2	1	—	(5)	—	—	—	—	—
Onerous contracts	2	—	25	—	—	1	—	—	28	26
Litigation	3	—	1	(1)	—	—	—	—	3	—
Sales and distribution	4	—	1	—	(1)	—	—	—	4	—
Other employee benefits	6	—	2	—	(1)	—	—	—	7	—
Other	4	1	1	(1)	—	(2)	—	—	2	1

	23	3	31	(2)	(7)	(1)	—	—	44	27

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

20 Other Provisions continued

	1/1/2015		Additions	Reversal	Usage	Other effects	Change of consolidation scope	Accrued interest	12/31/2015
in € millions		of which > 1 year								of which > 1 year
Restructuring	21	4	2	—	(21)	2	—	—	4	2
Onerous contracts	2	—	1	—	(1)	—	—	—	2	—
Litigation	4	1	1	(1)	—	(1)	—	—	3	—
Sales and distribution	3	—	1	(1)	—	1	—	—	4	—
Other employee benefits	6	—	3	(2)	(1)	—	—	—	6	—
Other	5	2	2	(4)	—	1	—	—	4	1

	41	7	10	(8)	(23)	3	—	—	23	3

Information as of December 31, 2015, and for the year ended have not been audited.

In August 2016, Penguin Random House signed a new lease contract for its offices at 1745 Broadway, New York/United States. The new contracts comprise additional floors and therefore give the opportunity to consolidate from three locations into one. The new lease starts on July 1, 2018, with an eight-month rent-free period, and the lease term lasts until June 2033. The leases for the abandoned two locations both expire in March 2025. Under consideration of possible subleases, the consolidation of the three locations to one gives rise to an onerous lease provision of €25 million (2016: €26 million) at the end of the reporting period. Of the additions to onerous contracts, €4 million are recognized for the office lease in London, United Kingdom, and €3 million for a warehouse lease in Rugby, United Kingdom.

21 Financial Debt

Carrying amounts of financial debt are calculated as follows:

Current and Non-current Financial Debt

	Current			Non-current
	12/31/2017	12/31/2016	12/31/2015	Remaining term in years		12/31/2017	12/31/2016	12/31/2015
in € millions				1 to 5 years	> 5 years
Liabilities to banks	21	21	12	—	—	—	—	1
Lease liabilities	—	—	1	3	—	3	1	2
Other financial debt	417	82	135	663	—	663	—	—

	438	103	148	666	—	666	1	3

Information as of December 31, 2015, and for the year ended have not been audited.

At initial recognition within the scope of IAS 39, the non-current financial debt is recognized at fair value including transaction costs, and the subsequent measurement is based on amortized cost using the effective interest method. Foreign currency liabilities are translated using the exchange rate at the end of the reporting period. In the financial year 2013, Penguin Random House entered into a Revolving Credit Agreement with Bertelsmann SE & Co. KGaA and Pearson plc. Under this shareholder loan agreement, the Group has access to a revolving facility of up to US$250 million. This facility was amended in October 2017 and is valid until October 5, 2022. The interest rates for loans under the revolving facility are applicable LIBOR plus a margin of

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

21 Financial Debt continued

Current and Non-current Financial Debt continued

2.00 percent per year. The loan drawdown is in either US dollar or British pound. As of December 31, 2017, the loan amounted to €208 million (2016: €82 million; 2015: €135 million), which is included in position “Other financial debt.”

In October 2017, Penguin Random House entered with Bertelsmann PRH Finance, Inc., a subsidiary of Bertelsmann SE & Co. KGaA, into a Term Loan Agreement of US$795 million, valid until October 2022. The term loan bears interest at 4.25 percent per year. As of December 31, 2017, the term loan balance amounts to €663 million, which is included in position “Other financial debt.”

In addition, in December 2017, Penguin Random House entered with Bertelsmann PRH Finance, Inc. into a Term Loan Agreement of US$250 million, valid until March 30, 2018. The interest rates for loans are applicable LIBOR plus a margin of 2.00 percent per year. As of December 31, 2017, the term loan balance amounts to €208 million, which is also included in position “Other financial debt.”

In the position “Liabilities to banks,” the amount of €2 million (2016: €2 million; 2015: €2 million) relates to the supply-chain financing arrangements (reverse factoring). The substance and nature of such arrangements, involving the provision of finance linked to the supply of goods or services, lead to the reclassification of the original liability presented as a trade payable to the debt liability.

Financial debt is generally unsecured.

22 Liabilities

in € millions	12/31/2017	12/31/2016	12/31/2015
Non-current
Payables from royalties	88	114	126
Other financial payables	2	—	1
Other non-financial liabilities	32	32	38
Current
Trade payables	364	378	424
Payables from royalties	433	458	482
Other financial payables	310	80	77
Tax liabilities	2	2	3
Social security liabilities	6	6	6
Personnel-related liabilities	93	111	113
Received advance payments	—	—	—
Deferred items	17	21	14
Sundry non-financial liabilities	6	5	5
Other non-financial liabilities	124	145	141

Information as of December 31, 2015, and for the year ended have not been audited.

As of December 31, 2017, the current other financial payables includes a dividend liability to the Penguin Random House shareholders of €226 million, which is payable in the financial year 2018. Further details are presented in the section “Background.”

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

23 Off-Balance-Sheet Liabilities

Contingent Liabilities and Other Commitments

in € millions	12/31/2017	12/31/2016	12/31/2015
Rental and lease commitments for already used real estate and movables	565	685	466
Commitments from assets under construction	39	—	—
Other commitments	702	738	733

	1,306	1,423	1,199

Commitments from assets under construction result from lease contracts for assets, which were not completed at the end of the reporting period. The right of use will begin in future periods. The full amount relates to one contract entered into during the financial year 2017. It solely consists of obligations to lease a building in London, United Kingdom, which is expected to be completed in the second half of 2019. The commitments relate in the amount of €8 million to periods between one and five years and in the amount of €31 million to periods of more than five years. There were no such commitments in the previous years.

The total amount of other commitments represents the portion of obligations to authors for which no payments have yet been made, where future payments are contingent upon other events (such as delivery and acceptance of manuscripts). At the end of the financial years 2017, 2016 and 2015, Penguin Random House had no commitments for the acquisition of property, plant and equipment.

The following minimum lease payments exist from all long-term rental commitments classified as operating leases:

Minimum Lease Payments for Operating Leases

in € millions	12/31/2017	12/31/2016	12/31/2015
Nominal amount
Up to 1 year	59	65	70
1 to 5 years	200	228	251
Over 5 years	306	392	145
	565	685	466

Present value	447	548	412

Information as of December 31, 2015, and for the year ended have not been audited.

These commitments largely concern tenancy. They are partially offset by expected minimum lease payments from subleases with a nominal value of €5 million (2016: €18 million; 2015: €29 million). The net present values calculated considering country-specific interest rates show all of the net payments required to settle the obligation.

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

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

24 Additional Disclosures on Financial Instruments

Maturity Analysis of Selected Financial Assets

in € millions	Neither impaired nor past due on the reporting date	Not individually impaired as of the reporting date and past due by:					Gross value of accounts receivable individually impaired
		< 1 month	1 to 3 months	3 to 6 months	6 to 12 months	> 12 months
Trade receivables 12/31/2017	669	34	15	6	1	4	59
Trade receivables 12/31/2016	681	24	7	4	1	2	70
Trade receivables 12/31/2015	518	176	6	6	1	2	92

Information as of December 31, 2015, and for the year ended have not been audited.

Reconciliation of Changes in Impairment in accordance with IFRS 7

in € millions	Balance as of 1/1	Additions	Usage	Reversal	Change of consolidation scope	Exchange rate effect	Balance as of 12/31
Trade receivables 12/31/2017	(71)	(8)	6	36	(4)	5	(36)
Trade receivables 12/31/2016	(109)	(17)	6	47	—	2	(71)
Trade receivables 12/31/2015	(107)	(26)	4	35	(7)	(8)	(109)

Information as of December 31, 2015, and for the year ended have not been audited.

Default risks arising from trade receivables from major customers are partially mitigated through credit collateralization. Penguin Random House has obtained credit collateralization in the amount of €484 million (2016: €441 million; 2015: €402 million) for these receivables. The carrying amount of all receivables, loans and securities constitutes Penguin Random House’s maximum default risk.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

Reconciliation of Changes in Impairment in accordance with IFRS 7 continued

The following table presents the remaining contractual maturity of the financial liabilities. The figures are based on undiscounted cash flows at the earliest date at which Penguin Random House can be held liable for payment.

Contractual Maturity Analysis of Financial Liabilities

	Carrying amount	Undiscounted cash flows
in € millions		Up to 1 year	1 to 5 years	Over 5 years	Total
Liabilities to banks	21	21	—	—	21
Lease liabilities	3	—	3	—	3
Other financial debt	1,080	417	663	—	1,080
Trade payables	364	364	—	—	364
Payables from royalties	521	433	82	6	521
Derivative financial instruments	5	5	—	—	5
Other financial payables	307	305	2	—	307

Balance as of 12/31/2017	2,301	1,545	750	6	2,301

Liabilities to banks	21	21	—	—	21
Lease liabilities	1	—	1	—	1
Other financial debt	82	82	—	—	82
Trade payables	378	378	—	—	378
Payables from royalties	572	458	106	8	572
Derivative financial instruments	3	3	—	—	3
Other financial payables	77	77	—	—	77

Balance as of 12/31/2016	1,134	1,019	107	8	1,134

Liabilities to banks	13	12	1	—	13
Lease liabilities	3	1	2	—	3
Other financial debt	135	135	—	—	135
Trade payables	424	424	—	—	424
Payables from royalties	608	482	123	3	608
Derivative financial instruments	3	3	—	—	3
Other financial payables	75	74	1	—	75

Balance as of 12/31/2015	1,261	1,131	127	3	1,261

Information as of December 31, 2015, and for the year ended have not been audited.

Cash outflows from financial obligations include payments of principal and interest. Current cash outflows from financial obligations are offset by planned cash inflows from receivables and other financial assets. To cover current cash outflows, Penguin Random House also has adequate financial reserves in the amount of the cash and cash equivalents in place at the end of the reporting period.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

The following table presents the remaining terms of the contractual amounts to be exchanged in a derivative financial instrument for which gross cash flows are exchanged:

Liabilities from Derivatives with Gross Settlement

	Remaining term of liabilities
in € millions	Up to 1 year	1 to 5 years	Over 5 years
Cash outflow	(309)	(22)	—
Cash inflow	304	22	—

Balance as of 12/31/2017	(5)	—	—

Cash outflow	(69)	—	—
Cash inflow	66	—	—

Balance as of 12/31/2016	(3)	—	—

Cash outflow	(114)	—	—
Cash inflow	111	—	—

Balance as of 12/31/2015	(3)	—	—

Information as of December 31, 2015, and for the year ended have not been audited.

Carrying Amounts and Measurement Methods by Measurement Category

Assets

in € millions	Category according to IAS 39 and measurement	12/31/2017	12/31/2016	12/31/2015
Investments in affiliates	Available-for-sale; at cost	—	—	1
Other investments	Available-for-sale; at cost	2	2	2
Securities and financial assets	Available-for-sale; at cost	—	—	—
Securities and financial assets	Financial assets initially recognized at fair value through profit or loss	7	5	4
Derivative financial instruments	Financial assets held for trading; fair value recognized in profit or loss	1	2	3
Derivative financial instruments	Derivatives with hedge relation	—	1	2
Trade receivables	Loans and receivables; at amortized cost	752	718	692
Other receivables	Loans and receivables; at amortized cost	29	21	44
Cash	Loans and receivables; at amortized cost	375	310	292

Other securities < 3 months	Loans and receivables; at amortized cost	1	2	2

		1,167	1,061	1,042

Information as of December 31, 2015, and for the year ended have not been audited.

Investments in affiliates and other investments that are classified as available-for-sale within financial assets are measured at cost as they do not have a quoted price on an active market and a reliable estimate of the fair value is not possible. No plan has been made to sell holdings of the other available-for-sale investments in the near future.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

Carrying Amounts and Measurement Methods by Measurement Category continued

For all other financial assets and financial liabilities, their carrying amount represents a reasonable approximation of fair value.

The fair value measurements of the Group’s financial assets are categorized within level 2 of the fair value hierarchy. The different levels have been defined as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets

Level 2: inputs other than quoted prices included within level 1 that are observable for the asset, either directly (i.e., prices) or indirectly (i.e., derived from prices)

Level 3: inputs for the asset that are not based on observable market dates (unobservable inputs.)

Equity and Liabilities

in € millions	Category according to IAS 39 and measurement	12/31/2017	12/31/2016	12/31/2015
Liabilities to banks	Financial liabilities; at amortized cost	21	21	13
Lease liabilities	Payables out of scope of IAS 39	3	1	3
Other financial debt	Financial liabilities; at amortized cost	1,080	82	135
Trade payables	Financial liabilities; at amortized cost	364	378	424
Payables from royalties	Financial liabilities; at amortized cost	521	572	608
Derivative financial instruments	Financial liabilities held for trading; fair value recognized in profit or loss	5	3	3
Other financial payables	Financial liabilities; at amortized cost	303	77	73
Other financial payables	Financial liabilities initially recognized at fair value through profit or loss	4	—	2

		2,301	1,134	1,261

Information as of December 31, 2015, and for the year ended have not been audited.

Currently, Penguin Random House measures derivative financial instruments and obligations to pay contingent consideration at fair value. For measuring the fair value of unlisted derivatives, Penguin Random House uses various financial methods reflecting the prevailing market conditions and risks at the respective balance sheet dates. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. As all significant inputs required to estimate fair value of derivatives are observable, the instruments are included in level 2 of the fair value hierarchy. Irrespective of the type of financial instrument, future cash flows are discounted at the end of the reporting period based on the respective market interest rates and yield curves at the end of the reporting period. The fair value of forward exchange transactions is calculated using the average spot prices at the end of the reporting period and taking into account forward markdowns and markups for the remaining term of the transactions.

For contingent consideration financial liabilities presented in the item “Other financial payables”, no observable market data is available, therefore measuring fair values is based primarily on cash flow-based valuation techniques and on the significant unobservable inputs (e.g., forecast revenue growth rates or market multiples). Due to the significant unobservable inputs, these financial liabilities are classified within level 3 of the fair value hierarchy.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

Equity and Liabilities continued

The valuation of financial assets and financial liabilities according to level 2 and level 3 requires management to make certain assumptions about the model inputs including cash flows, discount rate and credit risk. In the financial year 2017, no reclassifications were performed between levels 2 and 3.

The net result from financial instruments includes mainly the following items all recognized in profit and loss: interest expenses for the financial debt in the amount of €-11 million (2016: €-2 million; 2015: €-2 million), impairment losses on trade receivables in the amount of €27 million (2016: €30 million; 2015: €9 million), net losses on financial instruments categorized as held for trading in the amount of €-5 million (2016: €-12 million; 2015: €5 million) and immaterial exchange rate effects on loans and receivables as well as financial liabilities at amortized cost (2016: €16 million; 2015: €-11 million).

The requirements for offsetting the financial instruments reported on the balance sheet are not met so that no material offsetting was carried out as of December 31, 2017, 2016 and 2015.

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

The majority of the financial derivatives at the end of the reporting period are used to hedge currency risks from intercompany financing activities (2017: 62 percent; 2016: 33 percent; 2015: 44 percent). A total of €129 million (2016: €133 million; 2015: €117 million) (2017: 38 percent; 2016: 67 percent; 2015: 56 percent) is due to financial derivatives used to hedge against exchange rate risks from operating business as of the end of the reporting period. No financial derivatives were purchased for speculative purposes.

The maturity bands correspond to the remaining maturities of the financial derivatives.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

Nominal Amounts of Financial Derivatives

	Nominal volume as of 12/31/2017				Nominal volume as of 12/31/2016				Nominal volume as of 12/31/2015
in € millions	< 1 year	1 to 5 years	> 5 years	Total	< 1 year	1 to 5 years	> 5 years	Total	< 1 year	1 to 5 years	> 5 years	Total
Currency derivatives
Forward contracts and currency swaps	319	21	—	340	176	23	—	199	180	29	—	209

	319	21	—	340	176	23	—	199	180	29	—	209

Information as of December 31, 2015, and for the year ended have not been audited.

Fair Values of Financial Derivatives

	Nominal volume			Fair value
in € millions	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015
Currency derivatives
Forward contracts and currency swaps	340	199	209	(4)	—	2
	340	199	209	(4)	—	2

Information as of December 31, 2015, and for the year ended have not been audited.

Fair values are netted. Further details are presented in the following table ”Derivative Financial Instruments.”

Some of the derivatives are recognized as hedging instruments in connection with cash flow hedges. The effective portion of changes in the fair value of cash flow hedges is recognized in other comprehensive income until the effects of the hedged underlying transaction affect profit or loss. The portion remaining in other comprehensive income at December 31, 2017, will thus mainly impact the income statement in the financial years 2018 through 2019. There is no ineffective portion of the cash flow hedges in the financial year 2017, an immaterial ineffective portion of the cash flow hedges in the financial year 2016 and no ineffective portion of the cash flow hedges in the financial year 2015.

The following table provides an overview of carrying amounts of the Penguin Random House’s derivative financial instruments, which correspond to their fair values. A distinction is made between derivatives that are included in an effective hedging relationship in accordance with IAS 39 and those that are not.

Derivative Financial Instruments

in € millions	Carrying amount as of 12/31/2017	Carrying amount as of 12/31/2016	Carrying amount as of 12/31/2015
Assets
Forward contracts and currency swaps	1	3	5
Without hedge relation	1	2	3
In connection with cash flow hedges	—	1	2
Equity and liabilities
Forward contracts and currency swaps	5	3	3
Without hedge relation	5	3	3
In connection with cash flow hedges	—	—	—

Information as of December 31, 2015, and for the year ended have not been audited.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

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

Interest Rate Risk

Penguin Random House’s interest rate risk arises primarily from loans payable, financing agreements with Bertelsmann SE & Co. KGaA, Pearson plc and Bertelsmann PRH Finance, Inc., a subsidiary of Bertelsmann SE & Co. KGaA. and from cash and cash equivalents. In the financial year 2013, Penguin Random House entered into a Revolving Credit Agreement with Bertelsmann SE & Co. KGaA and Pearson plc. Under this shareholder loan agreement, the Group has access to a revolving facility of up to US$250 million. This facility was amended in October 2017 and is valid until October 5, 2022. The interest rates for loans under the revolving facility are applicable LIBOR plus a margin of 2.00 percent per year. In addition, in December 2017, Penguin Random House entered with Bertelsmann PRH Finance, Inc. into a Term Loan Agreement of US$250 million, valid until March 30, 2018. The interest rates for loans are applicable LIBOR plus a margin of 2.00 percent per year.

Liquidity Risk

Liquidity risks may arise through a lack of rollover financing (liquidity risk in a narrower sense), delayed receipt of payment and unforeseen expenditure (budgeting risk). Budgeting risk is determined by comparing deviations in actual spending with budget and reserve amounts. In a narrower sense, liquidity risk depends on the volume of debt due within a given period.

Counterparty Risk

Penguin Random House is exposed to default risks in the amount of the invested cash and cash equivalents and the positive fair value of the derivatives in its portfolio. Transactions involving money market securities and

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

Counterparty Risk continued

other financial instruments are exclusively conducted with Bertelsmann Group Treasury or a defined group of banks with a high credit rating. Penguin Random House has obtained credit collateralization in the amount of €484 million (2016: €441 million; 2015: €402 million) for trade receivables from major customers.

Capital Management

The capital management of Penguin Random House is embedded in the financial management of the Bertelsmann Group, considering the shareholder agreements between Bertelsmann SE & Co. KGaA and Pearson plc. Within this framework Penguin Random House considers the legal requirements regarding equity and liquidity needs.

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

Upon initial recognition, originated financial debt is measured at fair value less transaction costs. Subsequent measurement is based on amortized cost. Changes in fair value are limited to opportunity effects, as changes in interest rates have no effect on the balance sheet or the income statement. The recognition of originated financial debt at fair value is only permitted for transactions for which a micro-hedge is documented in accordance with IAS 39 in conjunction with the conclusion of an interest rate or exchange rate hedge transaction involving derivatives. In this case, changes in the fair value of the respective items are recognized in the income statement in order to substantially balance out the offsetting effects of the fair value measurement of the related derivatives.

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

Sensitivity Analysis of Cash Flow and Present Value Risks

	12/31/2017		12/31/2016		12/31/2015
in € millions	Shift +1%	Shift -1%	Shift +1%	Shift -1%	Shift +1%	Shift -1%
Cash flow risks (income statement)	—	—	1	(1)	1	(1)
Present value risks (income statement)	—	—	—	—	—	—
Present value risks (equity)	—	—	—	—	—	—

Information as of December 31, 2015, and for the year ended have not been audited.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

24 Additional Disclosures on Financial Instruments continued

Sensitivity Analysis of Cash Flow and Present Value Risks continued

The analysis of exchange rate sensitivity includes the Group’s financial debt and operating transactions at the end of the reporting period and the hedging relationships entered into. The calculation is performed for the unsecured net exposure on the basis of an assumed 10 percent appreciation of the euro versus all foreign currencies and is presented after tax. A uniform devaluation of foreign currencies would have resulted in a change in the carrying amount recognized in profit or loss of €2 million (2016: €2 million; 2015: €-2 million). Thereof, less than €1 million (2016: less than €1 million; 2015: €-1 million) relates to fluctuations in the US dollar exchange rate with a net exposure of US$4 million (2016: US$-2 million; 2015: US$20 million). Shareholders’equity would have declined by €-5 million (2016: €-6 million; 2015: €-5 million) as a result of fluctuations in the fair values of documented cash flow hedges. Thereof, €-4 million (2016: €-4 million; 2015: €-4 million) relates to fluctuations in the US dollar exchange rate on the basis of a documented cash flow hedge volume of US$64 million (2016: US$65 million; 2015: US$69 million). If there had been a uniform increase in the value of foreign currencies, this would have led to opposite changes in these amounts for Penguin Random House.

25 Statement of Cash Flows

Penguin Random House’s combined statement of cash flows has been prepared in accordance with IAS 7 and is used to evaluate its ability to generate cash and cash equivalents. Cash flows are divided into those relating to operating activities, investing activities and financing activities. Cash flows from operating activities are presented using the indirect method, whereby EBIT is adjusted for the effects of a non-cash nature, any deferrals or accruals of past or future operating receipts or payments as well as items of income or expenses associated with investing cash flows. In addition, cash flows arising from income taxes are classified as cash flows from operating activities as well as other cash flows that are neither investing nor financing. Contributions to pension plans are a cash outflow reported as a separate item in the cash flow from operating activities. The change in provisions for pensions and similar obligations represents the balance of personal expenses for pensions and similar obligations and company payments for these obligations (further explanations are presented in note 19 “Provisions for Pensions and Similar Obligations”). The management of Penguin Random House utilizes indicators that include operating EBITDA and is thus before interest and taxes as well as depreciation, amortization and impairment and special items. Operating results and the resulting cash flow from operating activities should therefore be consistent and comparable. Accordingly, the net balance of interest paid and interest received in the financial year is shown in the cash flow statement as part of financing activities.

Cash flows from investing activities are determined directly in accordance with IAS 7. Investing activities include payments for fixed assets and purchase price payments for consolidated investments acquired as well as proceeds from the disposal of non-current assets and participations. Further explanations concerning acquisitions made in the financial year are presented in the “Acquisitions and Disposals” section. Disposals in the financial year are also presented separately in that section. No financial debt was assumed in the financial years 2017, 2016 and 2015.

Cash flow from financing activities includes changes in equity, financial debt and dividend payments affecting cash, as well as interest paid and interest received. In the financial year 2017, the item “Proceeds from other financial debt” relates to receipts in the amount of €1,266 million from the shareholder Bertelsmann and its related subsidiary as well as from the shareholder Pearson. During the financial year shareholders’ loans of €199 million were paid back. The repayments are included in the item “Redemption of other financial debt.” The item “Dividends to Penguin Random House shareholders” includes cash outflows of €792 million form special dividend distributions in connection with the acquisition of another 22 percent interest in Penguin Random House by Bertelsmann from Pearson. Further details are presented in the section “Background.” In the financial year

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

25 Statement of Cash Flows continued

2017, the item “Change in equity” mainly includes capital contributions to Penguin Random House as presented in note 26 “Related Party Disclosures.”

The combined statement of cash flows includes the effects of changes in foreign currencies and changes in the scope of consolidation. Items in the combined statement of cash flows thus cannot be compared to changes in items disclosed on the combined balance sheet.

The following table shows the cash changes and non-cash changes of financial debt.

Changes in Financial Debt

in € millions	12/31/2015	12/31/2016	Cash changes	Non-cash changes		12/31/2017
				Acquisitions through business combinations	Exchange rate effect
Liabilities to banks	13	21	3	—	(3)	21
Lease liabilities	3	1	2	—	—	3
Other financial debt	135	82	1,065	1	(68)	1,080

Total financial debt	151	104	1,070	1	(71)	1,104

Information as of December 31, 2015, and for the year ended have not been audited.

26 Related Party Disclosures

For Penguin Random House, related parties as defined in IAS 24 are those persons and entities that control or exercise a significant influence over Penguin Random House, as well as those persons and entities controlled or jointly controlled by Penguin Random House, or over which it exercises a significant influence. Accordingly, all legal entities controlled or jointly controlled by the ultimate parent company of Penguin Random House preparing consolidated financial statements for public use Bertelsmann SE & Co. KGaA, or over which it exercises a significant influence, all legal entities controlled or jointly controlled by Pearson plc and key management personnel of Penguin Random House and all its parents including close members of their families and the companies that are controlled or jointly managed by them, are defined as related parties.

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

Remuneration for key management personnel includes:

Remuneration for Key Management Personnel

in € millions	2017	2016	2015
Short-term employee benefits	6	7	6
Termination benefits	1	—	—
Post-employment benefits	—	—	—
Other long-term benefits	2	2	—

Information as of December 31, 2015, and for the year ended have not been audited.

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

26 Related Party Disclosures continued

Remuneration for Key Management Personnel continued

The remuneration shown includes remuneration for activities by the members of the management who have responsibility for planning, directing and controlling and by the members of the Board of Directors of both PRH LLC and PRH Limited. Companies of the Bertelsmann Group and the Pearson Group have granted post-employment benefits to the key management personnel of Penguin Random House. There were no associated expenses in the financial year 2017 (2016: €4 million; 2015: €0 million). At the end of the reporting period, the related defined benefit obligation amounts to €7 million (2016: €7 million; 2015: €2 million).

Transactions with subsidiaries included in the scope of consolidation are eliminated and are not further disclosed. In addition to transactions with consolidated subsidiaries, the following transactions with related parties and entities were conducted in the reporting period:

Transactions with Related Parties

in € millions	Parents	Entities with significant influence	Key members of management	Joint ventures	Associates	Other related parties
2017
Goods delivered and services provided	—	—	—	—	—	15
Goods and services received	—	—	—	—	—	(119)
Receivables against	—	—	—	—	—	7
Amounts owed to	173	—	7	—	—	1,125

2016
Goods delivered and services provided	—	—	—	—	—	17
Goods and services received	—	—	—	—	—	(121)
Receivables against	—	—	—	—	—	6
Amounts owed to	3	—	6	—	—	124

2015
Goods delivered and services provided	—	—	—	—	—	18
Goods and services received	—	—	—	—	—	(148)
Receivables against	1	—	—	—	—	5
Amounts owed to	9	—	6	—	—	190

Information as of December 31, 2015, and for the year ended have not been audited.

Transactions with parent companies contain transactions with PRH Holdings, Inc. as well as Bertelsmann UK Limited as these entities are the direct parent companies of Penguin Random House. PRH Publication, Inc. and Pearson PRH Holdings Limited are entities that have significant influence over Penguin Random House. In the financial years 2017, 2016 and 2015, no transactions with the latter two companies have occurred. Transactions with all other entities of the Bertelsmann Group including its subsidiaries, joint ventures and associates as well as transactions with all other entities of the Pearson Group including its subsidiaries and joint ventures have been presented as transactions with other related parties.

Goods delivered and services provided to related parties mainly include income from rental services and revenues from selling goods and providing diverse services. Received goods and services from related parties

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

26 Related Party Disclosures continued

Transactions with Related Parties continued

primarily contain expenses for print services, rental and lease expenses and expenses for acquiring goods and receiving sundry services. The outstanding receivables against related parties mainly obtain trade accounts receivable. Trade accounts payable and loans payable from a revolving credit agreement and from a term loan agreement are the main content of the amounts owed as well as dividends payable due in 2018 to related parties at each balance sheet date.

In 2013 Penguin Random House entered into a revolving credit agreement with Bertelsmann SE & Co. KGaA and Pearson plc. The credit facility was amended in October 2017 and limits amounts to a dollar equivalent of US$250 million. Committed borrowings may be denominated in US dollars, British pounds or euros. This facility is valid until October 5, 2022. The interest rate is defined depending on the used currency. In case of US dollar or British pound denominated loans made or outstanding during any interest period will have applied the LIBOR per annum equal to the applicable Screen Rate for three months on the date of this agreement and each interest payment date thereafter. In case of Euro denominated loans made or outstanding during any interest period will have applied the EURIBOR per annum equal to the applicable Screen Rate for three months on the date of this agreement and each interest payment date thereafter. All loans subject to the above respective interest rate for the interest period in effect plus 2.00 percent to be calculated on the basis of a year of 360 days and actual days elapsed. Within this revolving credit agreement Penguin Random House received loans payable in the amount of €383 million (2016: €179 million; 2015: €253 million) from Bertelsmann SE & Co. KGaA and Pearson plc during the financial year 2017. As of December 31, 2017, the total of revolving loans amounted to €208 million (2016: €82 million; 2015: €135 million). The outstanding liability is part of the table concerning the transactions with related parties.

In October 2017 Penguin Random House entered with Bertelsmann PRH Finance, Inc., a subsidiary of Bertelsmann SE & Co. KGaA, into a Term Loan Agreement of US$795 million, valid until October 2022. The term loan bears interest at 4.25 percent per year. As of December 31, 2017, the term loan balance amounts to €663 million. The outstanding liability is part of the table concerning the transactions with related parties.

In addition, in December 2017, Penguin Random House entered with Bertelsmann PRH Finance, Inc. into a Term Loan Agreement of US$250 million, valid until March 30, 2018. The interest rates for loans are applicable LIBOR plus a margin of 2.00 percent per year, to be calculated on the basis of a year of 360 days and actual days elapsed. At December 31, 2017, the term loan balance amounts to €208 million. The outstanding liability is also part of the table concerning the transactions with related parties.

The shareholders made capital contributions for reimbursement of payments made by Penguin Random House for liabilities relating to periods before Penguin Random House’s formation. In the financial year 2017, Bertelsmann UK Limited made a capital contribution in the amount of €9 million (2016: €12 million; 2015: €37 million) and Pearson PRH Holdings Limited paid less than €1 million (2016: less than €1 million; 2015: €1 million). The amount of the capital contribution in 2017 includes the reimbursement for deficit pension contributions of €11 million (2016: €6 million; 2015: €11 million). In the financial year 2015, Pearson plc contributed an additional €3 million on behalf of PRH Publication, Inc.

Bertelsmann SE & Co. KGaA and Pearson plc entered into a revolving deposit agreement with Penguin Random House in 2014, valid until July 1, 2018. The currency of the deposit is in US dollars from Penguin Random House LLC and British pounds from Penguin Random House Ltd. and shall be in a principal amount of 10,000,000 units of the relevant currency or multiples thereof. US dollar denominated deposits shall bear interest

Penguin Random House Venture Combined Financial Statements

Notes to the Income Statement and the Balance Sheet continued

26 Related Party Disclosures continued

at a per-annum rate equal to the Fed Funds Rate (Federal Reserve Bank of New York) in effect for the interest period of the deposit plus 0.10 percent on a basis year of 360 days. British pound denominated deposits shall bear interest at a per annum rate equal to the Base Rate as administered by the Bank of England for the interest period in effect for the deposit minus 0.10 percent on a basis year of 365 days. Within this revolving deposit agreement. Penguin Random House granted loans receivable amounting to €106 million to Bertelsmann SE & Co. KGaA and Pearson plc (2016: €81 million; 2015: €0 million), which were completely settled during the financial year 2017.

In the financial years 2017, 2016 and 2015, no expenses were recognized for bad or doubtful debts due from related parties. Dividends amounting to €822 million were distributed to Bertelsmann parent companies (2016: €168 million; 2015: €218 million). Pearson entities that have significant influence over Penguin Random House received dividends in the amount of €613 million (2016: €149 million; 2015: €192 million). Penguin Random House has obligations to other related parties from operating leases in the amount of €24 million (2016: €37 million; 2015: €52 million). These commitments toward Pearson are related to the lease of a building of Penguin Random House in London. They are partially offset by expected minimum lease payments from sublease with other Bertelsmann companies with a nominal value of €1 million (2016: €3 million; 2015: €5 million).

In the financial year 2016 Bertelsmann SE & Co. KGaA issued an additional lease guarantee for Penguin Random House, as Penguin Random House entered into a new lease for its offices in 1745 Broadway, New York, United States. The new contracts comprise an extension of the lease term of the existing floors for 10 years and include additional floors and therefore give the opportunity to consolidate from three locations into one. The new lease for the additional floors starts July 1, 2018, with an eight-month rent-free period, and the lease term lasts until June 2033. The lease guarantee totals €704 million (2016: €824 million; 2015: €159 million). No guarantees were entered into for other related parties during the financial years 2017, 2016 and 2015.

As of the end of the financial years 2017, 2016 and 2015, provisions for onerous contracts for other related parties amounted to less than €1 million.

27 Events after the Reporting Period

The Term Loan Agreement of US$250 million from December 2017 was repaid prematurely on March 5, 2018.

SIGNATURES

The registrant hereby certifies that it meets the requirements for filing a Form 20-F and that it has caused and authorized the undersigned for sign this annual report on its behalf.

Pearson plc

/s/ Coram Williams
Coram Williams
Chief Financial Officer

Date: April 4, 2018