Form 20-F
period 2020-12-31
PEARSON PLC
filed 2021-04-01
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 1, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2020

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

Graeme Baldwin

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

Ordinary Shares, 25p par value	753,257,638

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

☒  Large accelerated filer                 ☐  Accelerated filer                ☐  Non-accelerated filer                  ☐  Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

The Group has prepared the financial information contained in this Annual Report in accordance with International Financial Reporting Standards (“IFRS”) and IFRS Interpretations Committee (“IFRS IC”) interpretations as issued by the International Accounting Standards Board (“IASB”) and in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applied to the European Union (“EU-adopted IFRS”). Unless otherwise indicated, any reference in this Annual Report to consolidated financial statements is to the consolidated financial statements and the related notes, included elsewhere in this Annual Report.

The Group publishes its consolidated financial statements in sterling. The Group has included, however, references to other currencies. In this Annual Report:

•	references to “sterling”, “pounds”, “pence” or “£” are to the lawful currency of the United Kingdom,

•

references to “euro” or “€” are to the lawful currency of the participating Member States in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Commission, and

•	references to “US dollars”, “dollars”, “cents” or “$” are to the lawful currency of the United States

•	references to “brl”, “R$” are to the lawful currency of Brazil.

For convenience and except where specified otherwise, the Group has translated some sterling figures into US dollars at the rate of £1.00 = $1.37, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2020. The Group does not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On February 28, 2021 the noon buying rate for sterling was £1.00 = $1.39.

The Group currently consists of its education business only. In April 2020, the Group completed the sale of the remaining 25% equity interest in the consumer publishing business Penguin Random House to Bertelsmann, the owner of the 75% interest. See “Item 4. Information on the Company — Overview of operating divisions”. The Pearson plc Consolidated Financial Statements are included in this report on pages F1-F93.

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

Selected consolidated financial data

The table below shows selected consolidated financial data under IFRS as issued by the IASB and in conformity with the requirements of the Companies Act 2006 and in accordance with EU-adopted IFRS. The selected consolidated income statement data for the years ended December 31, 2020, 2019 and 2018 and the selected consolidated balance sheet data as at December 31, 2020 and 2019 have been derived from the Group’s audited consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report.

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

On October 5, 2017 the Group completed the sale of a 22% share in Penguin Random House to Bertelsmann, retaining a 25% share. Following the announcement of planned sale of the remaining 25% share in December 2019, the business was classified as held for sale on the Group’s balance sheet as at December 31, 2019. On April 1, 2020, the Group completed the sale of the remaining 25% share in Penguin Random House to Bertelsmann resulting in a pre-tax profit on sale of £180m

On November 27, 2017 the Group announced that it had agreed to the sale of Wall Street English (WSE) to a consortium consisting of funds affiliated with Baring Private Equity Asia and CITIC Capital. Consequently, WSE was classified as held for sale on the Group’s balance sheet as at December 31, 2017. The disposal completed on March 15, 2018.

In November 2020, the Group announced the sale of its interests in Pearson Institute of Higher Education (PIHE) in South Africa. The business was classified as held for sale on the Group’s balance sheet as at December 31, 2020. The sale completed on February 5, 2021 for nominal consideration.

There were no significant acquisitions made in 2020.

The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Group’s consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.

For convenience, the Group has translated the 2020 amounts into US dollars at the rate of £1.00 = $1.37, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2020.

	Year Ended December 31
	2020	2020	2019	2018	2017	2016
	$	£	£	£	£	£
	(In millions, except for per share amounts)
Consolidated Income Statement data
Sales	4,654	3,397	3,869	4,129	4,513	4,552
Operating profit/(loss)	563	411	275	553	451	(2,497)
Profit/(loss) after taxation from continuing operations	425	310	266	590	408	(2,335)
Profit/(loss) for the financial year	425	310	266	590	408	(2,335)
Consolidated Earnings data per share
Basic earnings/(loss) per equity share(1)	56.2¢	41p	34.0p	75.6p	49.9p	(286.8)p
Diluted earnings/(loss) per equity share(2)	56.2¢	41p	34.0p	75.5p	49.9p	(286.8)p
Basic earnings/(loss) from continuing operations per equity share(1)	56.2¢	41p	34.0p	75.6p	49.9p	(286.8)p
Diluted earnings/(loss) from continuing operations per equity share(2)	56.2¢	41p	34.0p	75.5p	49.9p	(286.8)p
Dividends per ordinary share	18.5¢	13.5p	19.5p	18.5p	17.0p	52.0p
Consolidated Balance Sheet data at period end
Total assets (non-current assets plus current assets)	10,213	7,455	7,650	7,905	7,888	10,066
Net assets	5,664	4,134	4,323	4,525	4,021	4,348
Long-term obligations(3)	(2,297)	(1,677)	(1,835)	(1,246)	(1,662)	(3,794)
Capital stock	258	188	195	195	200	205
Number of equity shares outstanding (millions of ordinary shares)	753	753	782	781	802	822

Notes:

(1)	Basic earnings per equity share is based on profit for the financial period and the weighted average number of ordinary shares in issue during the period.
(2)

Diluted earnings per equity share is based on diluted earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings comprise earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options. There is no dilution in 2016 due to there being a loss from continuing operations.

(3)

Long-term obligations comprise any liabilities with a maturity of more than one year, including medium and long-term borrowings, derivative financial instruments, pension obligations, deferred income and tax liabilities.

Dividend information

The Group pays dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. The board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. The board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at the annual general meeting. At the Group’s annual general meeting on April 30, 2021 shareholders will be asked to approve a final dividend of 13.5p per ordinary share for the year ended December 31, 2020.

The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated and is translated into cents per ordinary share at the noon buying rate in The City of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2020 fiscal year will be paid on May 7, 2021 (subject to shareholder approval).

Fiscal year	Interim	Final	Total	Interim	Final		Total
	(Pence per ordinary share)			(Cents per ordinary share)
2020	6.0	13.5	19.5	7.7	18.5	*	26.2
2019	6.0	13.5	19.5	8.0	16.7		24.7
2018	5.5	13.0	18.5	7.2	16.9		24.1
2017	5.0	12.0	17.0	6.8	16.2		23.0
2016	18.0	34.0	52.0	23.6	43.8		67.4

*	As the 2020 final dividend had not been paid by the filing date, the dividend has been translated into cents using the noon buying rate for sterling as at December 31, 2020.

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

Our business, results of operations and financial condition have been and could further be adversely affected by the effects of the global COVID-19 pandemic.

In March 2020 a global pandemic was declared by the World Health Organization (WHO). Since then, COVID-19 has spread globally, to include the United Kingdom, United States and other countries where we operate. The spread of COVID-19 resulted in the worldwide spread of a new and at the time, untreatable disease. Many countries around the world subsequently imposed quarantines and restrictions on travel and large gatherings to slow the spread of the virus, that included the closures of non-essential businesses. We activated our crisis plan and in line with scientific advice and government requirements, the majority of staff continues to work from their homes, whilst we also closely monitor developments on a day-by-day basis, adjusting and protecting our front-line operations. Our primary focus is on ensuring the safety and well-being of our employees, customers and learners. We continue to manage the incident via our incident management framework across eight regional teams, commanded by a central team in London. In addition, we invoked our business resilience plans to help support our customers and maintain our business operations.

As local jurisdictions put restrictions in place, our ability to continue to operate our business was and remains in part disrupted for an indefinite period of time. As the COVID-19 outbreak continued to spread, we maintained operations globally, in line with local shutdowns as mandated by respective governmental authorities.

In addition, the spread of COVID-19, which has caused a broad impact globally, materially affected us economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, the pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our ordinary shares.

The COVID-19 pandemic has impacted our colleagues, customers and business in terms of revenue and profits. In 2020 we saw a significant trading impact as a result of COVID-19. The challenging nature of COVID-19 has impacted all our businesses but has been felt most acutely across our International and Global Assessment businesses due to test center and school closures, exam cancelations, reduced global mobility and international economic pressure on spending. The ongoing uncertainty in 2021 gives rise to potential commercial risks that are actively being monitored by our business and finance teams. The impact from tougher lockdowns, increased infection rates and further operating constraints could restrict access to test centers and affect parts of our International and other businesses. The global outbreak of COVID-19 continues to trend and evolve. The extent to which COVID-19 may continue to impact our business and operations will depend on future developments, including the success of current vaccination programs, the continued duration of the outbreak, travel restrictions and social distancing in the United Kingdom, the United States and other countries where we operate. We are also reliant on the effectiveness of actions taken by governmental authorities to contain and treat the disease and whether additional countries where we operate are required to move to additional and deeper lock-down status. There is a risk that certain countries or regions where we operate may experience difficulties in containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence. COVID-19 is expected to remain a primary global health and safety concern throughout 2021 and beyond.

The accelerated pace and scope of our business transformation initiatives increase our risk to execution timelines and to business adoption of change. The risk is that benefits may not be fully realized, costs may increase, or that the Group’s business as usual activities are adversely impacted.

Business transformation and change initiatives in support of the Group’s strategic goals to accelerate its digital transition and to simplify its business continued throughout 2019 and 2020. A range of transformation initiatives were successfully completed during 2020. In 2021, the Group announced a new strategy which has the potential for increased risk as the organisational structure and financial reporting processes are realigned in order to pursue the new strategy. The pace and scope of change potentially increases the risk that not all these changes will deliver within anticipated timeframes, and that the costs of these changes may increase. In addition, as a result of the increased pressure of transformational change, business as usual activities may not perform in line with plans, or the level of customer service may not meet expectations. In parallel with the business transformation, as the Group responds to the transition to digital and virtual learning, it will continue to look at opportunities to develop business models and further refine organization structures. Resistance to change could restrict the organization from making the necessary changes to the business model.

Failure to prevent or detect a malicious attack on the Group’s systems has in the past and could in future result in a breach of confidentiality, integrity and/or availability of sensitive information.

Information security and cyber risk is continually evolving and comprises many complex external drivers: increasing customer demand to demonstrate a strong security posture, external compliance requirements, ongoing digital revolution, increasing use of the cloud and increasingly sophisticated attack strategies. Across its businesses, the Group holds large volumes of personally identifiable information including that of employees, customers, students and citizens, and other highly sensitive business critical data such as financial data, internal sensitive information, and intellectual property. Despite its implementation of security measures, threat actors of all types, including individuals, criminal organizations and state sponsored operatives, have from time to time gained access and may in the future gain access to the Group’s data through unauthorized means in order to misappropriate such information for fraudulent or other purposes. A significant breach can result in a devastating impact on the Group’s reputation, customer loyalty, and student experience. Inability to prove due diligence can result in severe penalties and a loss of business (existing and future).

From time to time, the Group’s business has experienced, and may continue to experience in the future, an unauthorized disclosure of personal information despite best efforts to prevent it. Such an incident, together with a failure to comply with data privacy regulations, could result in damage to the customer experience and the Group’s reputation and in financial loss.

Across its businesses, the Group holds large volumes of personally identifiable information (PII), including that of employees, customers, students and citizens. Any perceived or actual unauthorized disclosure of PII, whether through breach of the Group’s network by an unauthorized party, employee theft, misuse or error or otherwise, could harm the Group’s reputation, impair its ability to attract and retain its customers, or subject the Group to regulatory investigations and/or to claims or litigation arising from damages suffered by individuals, and thereby harm its business and operational results. Failure to adequately protect PII could potentially lead to regulatory penalties, litigation damages, significant remediation costs, reputational damage, cancelation of some existing contracts and difficulty in competing for future business, among other things. In addition, the Group could incur significant costs in complying with the relevant laws and regulations regarding the unauthorized disclosure of personal information, payments due to cyber extortion or to responding to regulatory investigations into such matters. Changes to data privacy legislation must also be monitored and acted upon to ensure the Group remains in compliance across different markets.

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

The Group’s success depends on the skill, experience and engagement of its employees. If it is unable to attract, retain and develop sufficiently experienced and capable staff, especially in technology, product development, sales and leadership, its business and financial results may suffer. When talented employees leave, the Group may have difficulty replacing those skills, and its business may suffer. There can be no assurance that the Group will be able to successfully attract and retain the skills that it needs.

The Group’s business depends on a strong brand, and any failure to maintain, protect and enhance its brand would hurt its ability to retain or expand its business.

Protecting the Pearson brand is critical to expanding the Group’s business and will depend largely on its ability to maintain its customers’ trust in its solutions and in the quality and integrity of its products and services. If the Group does not successfully maintain a strong brand, its business could be harmed. Beyond protection, strengthening the Pearson brand will enable the Group to more effectively engage with governments, administrators, teachers, learners and influencers.

Failure to successfully invest in and deliver the right products and services and respond to competitive threats could result in lower-than-expected sales and profits.

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

State and local government leadership changes and resultant shifts in education policy can also affect the funding available for educational expenditure, which include the impact of educational reform. Similarly, changes in the government procurement process for textbooks, learning material and student tests, and vocational training programs can also affect the Group’s markets. Political pressure on testing, changes in curricula, delays in the timing of the adoptions and changes in the student testing process can all affect these programs and therefore the size of the market in any given year. Uncertainty remains over the longer term impact of international trading arrangements and general economic conditions in the UK as a result of Brexit, and globally as a result of the COVID-19 pandemic, among other examples of wider uncertainty and instability in the rest of the world, any of, which can affect governments education policy and decisions.

Global economy and cyclical market factors may adversely impact the Group’s financial performance.

With the continued pressure and uncertainty in the worldwide economies, particularly in light of the continuing COVID-19 pandemic, there remains a risk of a weakening in trading conditions, which could adversely impact future financial performance. The effect of continued deterioration or lack of recovery in the global economy will vary across different businesses and will depend on the depth, length and severity of any economic downturn. The education market can be affected by cyclical factors which, although they can have a positive impact for many of the Group’s businesses, could for others lead to a reduction in demand for the Group’s products and services.

A significant deterioration in the Group’s profitability and/or cash flows caused by prolonged economic instability could reduce its liquidity and/or impair its financial ratios and trigger a need to raise additional funds from the capital markets and/or renegotiate its banking covenants.

To the extent that worldwide economic conditions materially deteriorate, as a result of the COVID-19 pandemic or otherwise the Group’s sales, profitability and cash flows could be significantly reduced as customers could be unable to purchase products and services in the expected quantities and/or pay for them within normal agreed terms.

Disruption in capital markets or potential concerns about the Group’s credit rating, for instance manifested in downgrades or negative outlooks by the credit rating agencies, may mean that this capital may not be available on favorable terms or may not be available at all.

All the Group’s businesses depend on Information Technology (IT) systems and technological change. Failure to maintain and support customer facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements, could negatively impact the Group’s sales and reputation.

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

Across all its businesses, the Group manages complex operational and logistical arrangements including distribution centers, data centers, and educational and office facilities, as well as relationships with third party print sites. It has also outsourced some support functions, including information technology, warehousing and logistics to third party providers. The failure of third parties to whom it has outsourced business functions could adversely affect its reputation or financial condition. Failure to recover from a major disaster, (e.g. fire, flood, etc.) at a key facility or the disruption of supply from a key third party vendor or partner (e.g. due to bankruptcy) could restrict the Group’s ability to service its customers and meet the terms of its contractual relationships with both government agencies and commercial customers. Penalty clauses and/or the failure to retain these contracts at the end of the contract term could adversely impact future revenues.

Environmental, social and governance risks may also adversely impact the Group’s business.

The Group considers environmental, social and governance (ESG) risks no differently to the way it manages any other business risk. These include ethical business behavior, compliance with UN Global Compact standards, environmental impact, people and editorial standards. A failure to comply with such standards could adversely affect the Group’s reputation and have a negative impact on its relations with employees, vendors and customers.

Failure to adequately protect the health, safety and well-being of the Group’s employees, learners and other stakeholders could adversely impact the Group’s reputation, profitability and future growth.

Although the Group has invested in global health and safety procedures and controls to safeguard the health, safety and wellbeing of its employees and other stakeholders, accidents or incidents could still occur due to unforeseen risks, causing injury or harm to individuals and impacting the Group’s business operations. The effects of the COVID-19 pandemic may exacerbate the risk. This has the potential to lead to criminal and civil litigation, business disruption leading to operational loss, reduction in profitability and impact on the Group’s reputation.

Failure to adequately protect learners could result in significant harm to one or more learners.

Incidents may occur where learners are abused or harassed. For example, where the Group has direct learner contact via online learning, or in its direct delivery businesses where it is operating, either directly or in a third-party partnership. These incidents can cause harm to learners, which is something the Group takes extremely seriously, and could also have a negative financial, legal and reputational impact to the business.

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

As with any international business, the Group’s earnings can be materially affected by exchange rate movements. The main exposure is to movements in the US dollar to sterling exchange rate as approximately 69% of the Group’s total revenue is generated in US dollars. The Group also has exposure to a range of other international currencies including emerging market currencies. Operating profit for 2020, translated at 2019 average rates, would have been £1m lower.

A lack of sufficient capital resources could adversely impact the Group’s ability to operate.

If the global economy weakens further and/or the global financial markets collapse, as a result of the COVID-19 pandemic or otherwise, the Group may not have access to or could lose its bank deposits or suffer a significant increase in customer bad debts. Lack of sufficient capital resources could significantly limit the Group’s ability to take advantage of business and strategic opportunities. If replacement funds are not available, the Group may be required to delay, reduce the scope of, or eliminate material parts of its business strategy, including potential additional acquisitions or development of new products, services and technologies.

Changes in tax law or perceptions on tax planning strategies may lead to a higher effective tax rate or negative reputational impact.

Changes in corporate tax rates and/or other relevant tax laws in the UK, US or other jurisdictions could have a material impact on the Group’s future reported tax rate and/or its future tax payments. The application of tax legislation can be complex and tax authorities may take a different view to management. The Group has been subject to audit by tax authorities. In particular, the Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2017 (similar assessments may be raised for other years). In addition, the Group has lodged an appeal against the European Commission’s decision that the United Kingdom controlled foreign company group financing partial exemption (FCPE) partially constitutes State Aid. Although the Group believes its tax provision is reasonable, the final determination of its tax liability could be materially different from its historical income tax provisions, which could have a material effect on the Group’s financial position, results of operations or cash flows.

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

Failure to comply with antitrust and competition legislation and/or legal or regulatory proceedings could result in substantial financial cost and/or adversely impact the Group’s reputation.

The Group is subject to global and local antitrust and competition law and although it is committed to conducting business in compliance with local and international laws, there is a risk that management, employees or representatives may act in a way that violates applicable antitrust or competition laws. Further, the Group and its subsidiaries are and may be in the future subject to legal and regulatory proceedings in the countries in which the Group operates. These proceedings could result in greater scrutiny of the Group’s operations in other countries for anti-competitive behavior and, in the worst case, incur a substantial financial cost. This would also have an adverse impact on the Group’s reputation.

If the Group does not adequately protect its intellectual property and proprietary rights, its competitive position and results may be adversely affected and its ability to grow restricted.

The Group’s products and services largely comprise intellectual property delivered through a variety of print and digital media, online software applications and platforms. The Group relies on trademark, patent, copyright and other intellectual property laws to establish and protect its proprietary rights in these products and services.

Failure to adequately manage, procure, register or protect intellectual property rights (including trademarks, patents, trade secrets and copyright) in the Group’s brands, content and technology, may (1) prevent the Group from enforcing its rights, and (2) enable bad actors to illegally access and duplicate the Group’s content (print and digital counterfeit, digital piracy), which will reduce sales and/or erode sales.

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

Online copying and security circumvention have become increasingly sophisticated and resistant to available countermeasures. Notably, in recent years “digital counterfeit” web sites have sold or attempted to sell unprotected PDF files of many of Pearson’s titles, at scale, using modern and sophisticated ecommerce methods, with a professional and polished look and feel. From an IP perspective, increasing the Group’s digital business exposes it to more trademark, copyright and patent infringement risks.

The Group’s forward-looking IP strategy includes maintaining a global patent footprint in key markets outside the US. However, the Group also conducts business in other countries where its protection efforts have been limited or inconsistent and the extent of effective legal protection for intellectual property rights is uncertain, and this uncertainty could affect future growth. Where the Group has registered or otherwise established its IPR, it cannot guarantee that such rights will provide competitive advantages due to: the challenges and costs of monitoring and enforcement in jurisdictions where competition may be intense; the limited and/or ineffective IPR protection and enforcement mechanisms available to it in many countries; the potential that its IPR may lapse, be invalidated, circumvented, challenged, or abandoned, or that it may otherwise lose the ability to assert its intellectual property rights against others. The loss or diminution in value of these proprietary rights or the Group’s intellectual property could have a material adverse effect on the Group’s business and financial performance.

Failure to generate anticipated sales growth, synergies and/or cost savings from acquisitions, mergers and other business combinations, could lead to goodwill and intangible asset impairments.

The Group periodically acquires and disposes of businesses to achieve its strategic objectives and will continue to consider both as means to pursue its strategic priorities.

Acquisitions may involve significant risks and uncertainties, including difficulties in integrating acquired businesses in order to realize anticipated sales growth, synergies and/or cost savings; diversion of management attention from other business concerns or resources; use of resources that are needed in other parts of our business. Acquisitions could lead to goodwill and intangible asset impairments. In addition, divestitures involve risks and uncertainties that could adversely affect our business, results of operations and financial condition. These include, among others, the inability to find potential buyers on favorable terms, disruption to our business and/or diversion of management attention from other business concerns, loss of key employees and possible retention of certain liabilities related to the divested business.

The Group’s reported earnings and cash flows may be adversely affected by changes in its pension costs and funding requirements.

The Group operates a number of pension plans throughout the world, the principal ones being in the UK and the US. The major plans are self-administered with the plans’ assets held independently of the Group. Regular valuations, conducted by independent qualified actuaries, are used to determine pension costs and funding requirements. As these assets’ valuations can fluctuate, the plans may require additional funding from the Group, which could have an adverse impact on its results.

It is the Group’s policy to ensure that each pension plan is adequately funded, over time, to meet its ongoing and future liabilities. The UK Group plan expects to be able to provide benefits (in accordance with the plan rules) with a very low level of reliance on future funding from the Group. The Group’s earnings and cash flows may be adversely affected by the need to provide additional funding to eliminate pension fund deficits in its defined benefit plans. The Group’s greatest exposure relates to the UK defined benefit pension plan, which is valued every three years. Pension fund deficits may arise because of inadequate investment returns, increased member life expectancy, changes in actuarial assumptions and changes in pension regulations, including accounting rules and minimum funding requests.

Although the UK defined benefit plan is significantly de-risked (given, in addition to a de-risked investment policy, it was also in significant surplus as at 1 January 2018, being the date of the last valuation) the ability to achieve and maintain this standard remains subject to market conditions, meaning that additional funding could still be required from the Group in the future. The next valuation of the UK defined benefit plan as at 1 January 2021 is currently underway and is expected to be completed during the course of 2021.

ITEM 4.	INFORMATION ON THE COMPANY

Pearson plc, (Pearson or the Group) is a worldwide learning company with its principal operations in the education, assessments and certifications markets. The Group delivers content, assessment and services, powered by technology, in order to drive personalized learning at scale. The Group creates and manages intellectual property, which it promotes and sells to its customers under well-known brand names. The Group delivers its content in a variety of forms and through a variety of channels, with emphasis on digital services. Though it operates in more than 70 countries around the world, today its largest markets are North America (69% of 2020 sales) and Europe (16% of 2020 sales).

Pearson was incorporated and registered in 1897 under the laws of England and Wales as a limited company and re-registered under the UK Companies Act as a public limited company in 1981. The Group conducts its operations primarily through its subsidiaries and other affiliates. Its principal executive offices are located at 80 Strand, London WC2R 0RL, United Kingdom (telephone: +44 20 7010 2000) and its website address is https://plc.pearson.com/

Overview

The Group is a leading provider of educational materials and learning technologies. It provides test development, processing and scoring services to governments, educational institutions, corporations and professional bodies around the world. It provides content across the curriculum and a range of education services including teacher development, educational software and system-wide solutions, it owns and operates colleges and schools (including virtual schools).

The Group is run as one global learning company, operating around six geographical areas (UK, Europe, US, Canada, Asia Pacific, Other countries) organized in four reporting segments (Global Online Learning, Global Assessment, North America Courseware, International). Within each geographical area, the Group provides content, assessment and digital services to schools, colleges and universities, as well as professional and vocational education to learners. The costs of Enabling Functions are reported separately.

Until April 2020, the Group owned a 25% interest in Penguin Random House, which was formed on July 1, 2013, upon the completion of an agreement between Pearson and Bertelsmann to merge their respective publishing companies, Penguin and Random House. Pearson originally owned a 47% stake in Penguin Random House but sold 22% to Bertelsmann on October 5, 2017. In December 2019, the Group announced the sale of its remaining 25% interest to Bertelsmann. The sale completed on April 1, 2020.

Recent developments

On March 8, 2021, the Group announced a new strategy including a new divisional structure. Going forward the new structure will impact segmental reporting and may impact the Group’s cash generating units.

On March 5, 2021, the Group announced the disposal of its Brazilian K-12 Sistemas, COC and Dom Bosco — in Brazil, subject to securing regulatory approval and closing.

On February 26, 2021, the Group acquired Spotlight Education, a company that utilizes technology to convert education data into personalized video reports in 30 languages. Consideration payable is c$6m.

On February 5, 2021, the Group completed the sale of its interests in Pearson Institute of Higher Education (PIHE) in South Africa to a consortium of Stellenbosch Graduate Institute (SGI) and EXEO Capital for nominal consideration.

The Group’s strategy

The Group’s mission is to help people achieve their potential through learning and its vision is to be the world’s preeminent learning company, delivering the world’s most valuable learning products to more people than ever before. This is simultaneously good for our business, and good for the world, because when we demonstrate the power of learning, we grow our business and transform lives.

Following the appointment of a new CEO in October 2020, the Group announced a new strategy on March 8, 2021. The new strategy reflects evolving consumer habits, in particular the way that COVID-19 has accelerated the trend to digital-first and virtual learning. The new strategy will enhance the existing priorities and capitalize on the opportunities presented by evolving trends in our market, which the Group is well positioned to seize through its experience and expertise across the entire lifelong learning spectrum.

The strategy, based on a simpler, more agile operating model, is focused on three global market opportunities - the rise in online and digital learning tools, the workforce skills gap and the growing demand for accreditation and certification. These represent a balance between profitable markets where Pearson has a leading position, and new high growth markets where we believe we have the capabilities to grow market share rapidly.

Our strategy focuses on three priorities to unlock growth and to ensure we can quickly and effectively respond to change globally:

•	Consumer focused & data-led approach

•	Portfolio & Organizational structure

•	Talent & culture

We are reorganizing Pearson to focus on five new business divisions, all supported by our Direct to Consumer group. Each division will have full responsibility for its overheads, product development, and operations to enable a more agile and transparent operating model, and each will be linked to the others through our shared IP and capabilities.

Reorganizing our business and operations to focus on five business divisions to release untapped value and potential within the company.

Our five new business divisions are Virtual Learning, Higher Education, English Language Learning, Workforce Skills, and Assessment & Qualifications – all of which will be supported by our new Direct to Consumer group. These five divisions will form the foundation of the company. They are great businesses with excellent growth potential. They reinforce each other and will be the platform on which we build our direct to consumer vision. We want everyone in the world to realize the value and joy of learning, and we will help the world’s learners at every stage of life to unlock their potential in a rapidly changing world.

Streamlining our portfolio to become a truly digital company

Pearson has made good progress in rationalizing its portfolio over recent years but there is still further potential. We will therefore streamline our portfolio to focus on the priorities of our five new businesses, and on our mission to become a globally scalable digital company. We will ensure that any disposals or new acquisitions support the strategic focus of the company, maintain the health of our balance sheet and deliver the best return for our shareholders. We are currently undertaking a strategic review of our international courseware local publishing businesses.

Strengthening our culture

In any organization, the internal always determines the external. At Pearson we have committed employees who really care about education and learners, who understand every dimension of learning and who understand how learning improves people’s lives. We see exciting opportunities to evolve our culture to capture the full potential of the talented people who work at Pearson, based around the four key themes of: putting the consumer at the center of everything we do; embracing diversity, equity & inclusion; collaborating across businesses and territories as one global company; and increasing our speed, agility and focus on quality.

Increasing our societal impact

Pearson has an important role to play when it comes to helping address the inequality of opportunity in learning around the world. Our recent work to promote access and inclusion in learning includes the launch of our social bond earlier this year, tied to improving learning outcomes for people across the world who need it most. We are continuing our efforts to achieve diversity across both our employee base and within our content through representation. We have developed a roadmap to become net carbon zero; and we are also enhancing our reporting structures and are reporting according to Sustainability Accounting Standards Board (SASB) for the first time this year. Being a sustainable business will contribute to Pearson’s future growth and we are committed to making a positive impact.

Our strategy reflects a new vision for Pearson and incorporates a simpler, more agile operating model focused on three global market opportunities where we can leverage our existing expertise, build on our investments in technology, and strengthen our areas of competitive advantage to reposition Pearson towards sectors and opportunities that offer strong inherent growth characteristics. All of this will be achieved with our new guiding principles:

•	We will put the consumer at the center of everything we do and provide them with the highest quality and best value products

•	We will only be in businesses that will drive growth, scale, profitability and shareholder value;

•	We will have the capabilities to deliver, including an entrepreneurial culture, diverse talent and effective technology;

•	We will move with speed and agility.

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

In 2020, the reporting segments have been reorganized to reflect the management structure and operating model in place during the year. The primary segments for management and reporting purposes are Global Online

Learning (consisting of Virtual Schools and Online Program Management), Global Assessment (consisting of Pearson VUE, US Student Assessment and Clinical Assessment), North American Courseware (consisting of courseware and services businesses in the US and Canada) and International (consisting of the courseware and other businesses outside North America and including UK Qualifications and English). The Group separately reports the costs of Enabling Functions such as enterprise technology, finance, human resources and other corporate functions. In addition, the Group has separately disclosed the results from the Penguin Random House associate (PRH) to the point of disposal in April 2020.

Operating divisions have been affected by the COVID-19 pandemic. Sales declined in the Global Assessment, North American Courseware and International divisions due to school and test center closures, the cancelation of Spring testing and budgetary pressures which impacted courseware purchasing. The pandemic accelerated the shift to digital learning which had a positive effect on Global Online Learning due to enrolment growth in Virtual Schools and growth in OPM. For details on the impact of COVID-19 on the Group’s financial results see Item 5 —“Operating and Financial Review and Prospects”

Global Online Learning

The demand for online learning is steadily rising and management see this area as one of the fastest growing parts of the market with demand expected to increase significantly over the next few years both in schools and higher education.

Pearson’s Online Learning Services (POLS) business provides higher education institutions with course design, marketing and enrolment, and course administration services for their online degree programs. These services are often referred to as Online Program Management (OPM). Pearson is a leader in the OPM market, running more than 470 programs across 34 partners globally, delivering more than 350,000 course enrolments per year across graduate and undergraduate degree programs. Demand for high quality online degree programs is increasing, and provides institutions with the valuable tools, services and guidance required to meet this demand.

Pearson’s Online and Virtual Schools consist of K12 virtual public schools across 37 states through Connections Academy, virtual private schools through Pearson Online Academy, and access to K12 online curriculum and tools directly to school districts through District Partnerships. The Pearson virtual schools system equips schools with teaching, access to proprietary curriculum and technology, and other academic and non-academic services. The business has experienced significant enrolment growth in the 2020/21 school year as a result of the COVID-19 pandemic which has accelerated the already strong growth in demand for high quality, personalized online learning. Virtual Schools now serve more than 100,000 students.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2020 compared to year ended December 31, 2019 — Sales and operating profit by division — Global Online Learning” for a discussion of developments during 2020 with respect to this segment.

Global Assessment

School testing plays an integral role in understanding what students know and can do. The business is one of the largest providers of educational assessment services in the US; providing services for the U.S. Department of Education; 20 US states; Puerto Rico; large school districts, including New York City; non-profit organizations; and strategic industry partners. The business operates at scale, developing, delivering, scoring, and reporting on millions of online and paper tests each year. Working with educators and education advocates, School’s experts help develop next-generation assessments that feature technology-enhanced items, performance-based assessments, and adaptive testing to understand where students are and help them on their journey as critical thinkers ready to compete in the global economy. With a strong emphasis on equity and access for all students, especially those most at risk, Pearson experts have provided states with a roadmap to assess students fairly and validly, regardless of their instructional circumstances.

The clinical assessment businesses’ solutions include learning assessments to help  gage how students learn, talent assessments to help companies develop their workforce, and clinical assessments to help psychologists and speech/ language/ hearing/ occupational and physical therapists diagnose and monitor patients.

The professional certification business, Pearson VUE (VUE), is a leading provider  of electronic testing for regulatory and certification boards, providing a full suite of services from test development to test delivery and data management. Pearson VUE offers exams through an extensive network of over 20,000 test centers across the globe as well as delivering remotely proctored exams online via its OnVUE offering. The business delivers the NCLEX exam for the National Council of State Boards of Nursing, the GMAT for the Graduate Management Admissions Council and numerous IT exams such as Cisco, Microsoft, Amazon and CompTIA.

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

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2020 compared to year ended December 31, 2019 — Sales and operating profit by division — Global Assessment” for a discussion of developments during 2020 with respect to this segment.

North America Courseware

The North American business serves educators and students in the US and Canada from early education through elementary, middle and high schools and into higher education and beyond with a wide range of products and services: courseware including curriculum textbooks and other learning materials; assessments including test development and scoring; and services including the provision of online learning services. The Group has a leading position in each of these areas and a distinctive strategy of connecting each element to support institutions and personalize learning. Across the US the business works with states, schools and colleges to help make education more effective, accessible and affordable for a diverse community of learners.

US Higher Education Courseware digital registrations including eBooks are more than 12 million. The use of these digital homeworking platforms and integrated digital courseware provides a wealth of data and analytics to improve the performance of individual students. The business’s advanced capabilities in data, analytics and adaptive learning, and its leading efficacy research, enable it to design a smart learning path for every student.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2020 compared to year ended December 31, 2019 — Sales and operating profit by division — North America Courseware” for a discussion of developments during 2020 with respect to this segment.

International

The International business operates in many markets outside North America. These are markets where the business works closely with educators and policy makers to improve learning through creating curriculum, designing assessments and developing digital learning systems.

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

In English, the Pearson Test of English supports visa applications to the Australian Department of Immigration and Border Protection and is also sold in markets such as India and China for study and immigration purposes to Australia and other countries. Pearson ELT courseware (institutional English language courses) is a significant player in the global English market, with products such as MyEnglish Lab. Our business in Brazil includes English language school franchises as well as serving primary and secondary education with its ‘sistemas’ or learning systems which include COC, Dom Bosco and NAME.

Following our announcement in March 2021, the Group is in the process of selling its Brazilian Sistemas business.

In South Africa, Italy and Hong Kong the business is one of the largest players in the school textbook market. We are currently launching a strategic review of our international courseware local publishing businesses.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2020 compared to year ended December 31, 2019 — Sales and operating profit by division — International” for a discussion of developments during 2020 with respect to this segment.

Penguin Random House

On July 1, 2013 Penguin Random House was formed, upon the completion of an agreement between Pearson and Bertelsmann to merge their respective publishing companies, Penguin and Random House, with the parent companies owning 47% and 53% respectively. The Group completed the sale of 22% of Penguin Random House to Bertelsmann on October 5, 2017. The Group announced the sale of its remaining 25% stake in Penguin Random House to Bertelsmann in December 2019, accounting for the investment as held for sale as at December 31, 2019. The transaction was completed on April 1, 2020.

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2020 compared to year ended December 31, 2019 — Sales and operating profit by division — Penguin Random House” for a discussion of developments during 2020 with respect to Penguin Random House.

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

The International courseware markets operate in a similar way although often with less formal ‘adoption’ processes.

The operating cycles in respect of the Group’s professional and clinical content are more specialized in nature as they relate to educational or heavy reference products released into smaller markets (e.g. the financial training and IT sectors). Nevertheless, in these markets, there is still a regular cycle of product renewal, in line with demand which management monitor. Typically, the life cycle is 5 years for Professional content and 7 years for Clinical content. Elsewhere in the Group, operating cycles are typically less than one year.

Competition

The Group’s businesses operate in highly competitive environments.

The Group competes with other publishers and creators of educational materials and services. These companies include publishers such as Cengage Learning, McGraw-Hill Education and Houghton Mifflin Harcourt.

In services, the Group competes with companies such as Stride in virtual schools and 2U Inc. in Online Program Management, alongside smaller niche players that specialize in a particular academic discipline or focus on a learning technology.

In Global Assessment, the Group competes with other companies offering test development and administration including Educational Testing Service (ETS), American Institute for Research (AIR), Measured Progress Inc, and others. The Professional Certification business competes with Prometric globally and a number of other smaller players in local markets.

In International student assessment, the UK qualifications business competes with AQA and OCR in general qualifications and a number of smaller players in vocational qualifications.

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

Legal proceedings

The Group and its subsidiaries are from time to time the subject of legal proceedings incidental to the nature of its and their operations. These may include private litigation or arbitrations, governmental proceedings and investigations by regulatory bodies. Pearson is one of several defendants named in 14 US lawsuits and one Canadian antitrust lawsuit related to the Group’s Inclusive Access programmes. These lawsuits, purporting to be class actions, have been brought on behalf of students and off campus retailers alleging, among other things, that Pearson’s Inclusive Access programmes violate US and Canadian antitrust laws and state or provincial laws by reducing competition from the secondary market and off campus retailers. Motions to dismiss have been filed by all defendants in the US lawsuits and a ruling is expected later in 2021. The Group does not currently expect that the outcome of pending proceedings or investigations, either individually or in aggregate, will have a significant effect on its financial position or profitability nor have any such proceedings had such effect in the recent past. The Group is not aware of material proceedings in which any member of senior management or any of its affiliates is a party adverse to it or any of its subsidiaries or in respect of which any of those persons has a material interest adverse to it or any of its subsidiaries.

Organizational structure

Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of its significant subsidiaries as at December 31, 2020, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

Name power	Country of incorporation/residence	Percentage interest/voting
Pearson Education Inc.	United States (Delaware)	100%
Pearson Education Ltd.	England and Wales	100%
NCS Pearson Inc.	United States (Minnesota)	100%

In October 2017, the Group disposed of 22% of Penguin Random House to Bertelsmann, and in December 2019 it announced the sale of its remaining 25% interest to Bertelsmann. The disposal completed on April 1, 2020.

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

In November 2020, the Group announced the sale of its interests in Pearson Institute of Higher Education (PIHE) in South Africa. The business was classified as held for sale on the Group’s balance sheet as at December 31, 2020. The sale completed on February  5, 2021.

Property, plant and equipment

The Group’s headquarters are located at leasehold premises in London, England. As at December 31, 2020 it owned or leased approximately 740 properties, including approximately 594 testing/teaching centers in over 58 countries worldwide, the majority of which are located in the United Kingdom and the United States. Approximately 80 properties, primarily testing/teaching centers in China, were disposed in March 2018 as part of the WSE disposal.

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

The Group owns the following principal properties at December 31, 2020:

General use of property	Location	Area in square feet
Office	Iowa City, Iowa, USA	312,760
Warehouse/Office	Cedar Rapids, Iowa, USA	205,000
Printing	Owatonna, Minnesota, USA	128,000

The Group leased the following principal properties at December 31, 2020:

General use of property	Location	Area in square feet
Teaching center	Midrand, South Africa	273,274
Office	Westminster, London, UK	300,503
Office	Hoboken, New Jersey, USA	216,273
Office	Bloomington, Minnesota, USA	147,159
Teaching center	Pretoria, South Africa	134,553
Office	Boston, Massachusetts, USA	122,548
Warehouse/Office	Cedar Rapids, Iowa, USA	119,682
Office	San Antonio, Texas, USA	117,063
Warehouse	Naucalpan de Juarez, Mexico	113,638

Capital Expenditures

See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for description of the Company’s capital expenditure.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

The Company has not received, 180 days or more before the end of the 2020 fiscal year, any written comments from the Securities and Exchange Commission staff regarding its periodic reports under the Exchange Act which remain unresolved.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on and should be read in conjunction with the consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report. The financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. In addition, the consolidated financial statements have been prepared in accordance with international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union (‘EU-adopted IFRS’). The consolidated financial statements have also been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). At the balance sheet date there is no difference between IFRS in conformity with the Companies Act 2006, the EU-adopted IFRS and IASB issued IFRS.

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

From January 1, 2020, the Group has reorganized and is reporting for the first time new segmental analysis to reflect the management structure and operating model in place during the year. The primary segments for management and reporting purposes are Global Online Learning (consisting of Virtual Schools and Online Program Management), Global Assessment (consisting of Pearson VUE, US Student Assessment and Clinical Assessment), North American Courseware (consisting of courseware and services businesses in the US and Canada) and International (consisting of the courseware and other businesses outside North America and including UK Qualifications and English). The Group separately reports the costs of Enabling Functions such as enterprise technology, finance, human resources and other corporate functions. In addition, the Group has separately disclosed the results from the Penguin Random House associate (PRH) to the point of disposal in April 2020.

All figures for 2019 and 2018 have been restated to reflect 2020 segments.

General overview

Introduction

The Group’s primary segments for management and reporting are as follows:

•	Global Online Learning — Virtual Schools and Online Program Management.

•	Global Assessment — Pearson VUE, US Student Assessment and Clinical Assessment.

•	North American Courseware — Courseware and services businesses in the US and Canada.

•	International — Courseware and other businesses outside North America and including UK Qualifications and English.

The Group separately reports the costs of Enabling Functions such as enterprise technology, finance, human resources and other corporate functions. In addition, the Group has separately disclosed the results from the Penguin Random House associate to the point of disposal in April 2020.

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

In December 2019, the Group announced the sale of its remaining 25% interest in Penguin Random House. At the end of December 2019, the Group’s share of the assets of PRH was classified as held for sale on the balance sheet. In April 2020, the Group completed the sale of the remaining 25% interest in Penguin Random House to Bertelsmann, generating net proceeds of £531m and resulting in a pre-tax profit of £180m.

In November 2020, the Group announced the sale of its interests in Pearson Institute of Higher Education (PIHE) in South Africa. At the end of December 2020, the assets and liabilities of PIHE have been classified as held for sale on the balance sheet. The sale completed on February 5, 2021 for nominal consideration.

None of the disposals referred to above were significant enough to meet the definition of a discontinued business and their results to the date of disposal are included in continuing operations.

The Group’s total sales decreased from £3,869m in 2019 to £3,397m in 2020, a decrease of £472m or 12%. This year on year decrease was impacted by currency movements, primarily the comparative weakness of the US dollar relative to sterling during the year. In 2020 currency movements decreased sales by £31m when compared to the equivalent figures at constant 2019 rates. When measured at 2019 constant exchange rates, the Group’s sales declined by 11%. Part of the decrease is due to the absence of sales from businesses sold during 2019 and 2020. The Group estimates that after excluding the impact of disposals sales in 2020 declined by 10% compared to 2019 at constant exchange rates. Sales decline was seen across all business segments except for Global Online Learning which saw strong growth year on year.

In 2020, the Group reported an operating profit of £411m compared to an operating profit of £275m in 2019. The increase in profit of £136m is mainly due to the gain on sale of PRH, the reduction in restructuring costs and the reduction in intangible charges, which were more than enough to offset the impact of COVID-19 on trading profits. After stripping out the effect of the sale of businesses, intangible charges, restructuring costs and the impact of currency movements, profits from trading decreased by around £210m. This underlying trading decrease was primarily due to the impact of COVID-19 on trading in the Global Assessment and International segments, continued pressure in the US Higher Education Courseware market, partly offset by growth in the Global Online Learning segment and cost savings in the Enabling Functions.

In May 2017, we announced a restructuring program, to run between 2017 and 2019, to drive significant cost savings. This program began in the second half of 2017 and costs incurred relate to delivery of cost efficiencies in our enabling functions and US higher education courseware business together with further rationalization of the property and supplier portfolio. The restructuring costs in 2019 relate predominantly to staff redundancies. The restructuring program was largely completed at the end of 2019.

Operating profit in 2020 includes a gain of £178m which largely relates to the sale of the remaining interest in PRH (£180m gain) and impairments of assets and other costs relating to the disposal of Pearson Institute of Higher Education (£8m loss). In 2019, gains of £16m largely relate to the sale of the US K12 business.

Currency movements increased 2020 operating profit by £1m when compared to the equivalent figures translated at constant 2019 exchange rates.

The profit before taxation in 2020 of £354m compares to a profit before taxation of £232m in 2019. The increase in profit of £122m reflects the £136m increase in the reported operating profit identified above offset by an increase in net finance costs of £14m, from £43m in 2019 to £57m in 2020.

The Group’s net interest payable increased from £41m in 2019 to £61m in 2020. The increase is mainly due to interest on tax with credits recorded in 2019 not being repeated in 2020, and interest charges on the bond raised in June 2020. Also included in net finance costs are net finance costs relating to employee benefit plans, foreign exchange and other gains and losses. In 2020 the total of these items was a gain of £4m compared to a loss of £2m 2019. Net finance income relating to retirement benefits decreased from £13m in 2019 to £6m in 2020 reflecting the comparative funding position of the plans at the beginning of each year and lower prevailing discount rates. In 2020, finance income of £26m relating to the revaluation of the US K12 disposal proceeds was recorded and there were increases in losses on long-term interest rate hedges and increases in foreign exchange losses on unhedged inter-company loans and cash and cash equivalents in 2020 compared to 2019.

The reported tax charge in 2020 was £44m (12.5%) compared to a credit of £34m (14.7%) in 2019. The statutory tax credit in 2019 was primarily due to US tax losses generated on the disposal of the US K12 business.

Net cash generated from operations decreased to £450m in 2020 from £480m in 2019. The decrease in cash generated from operations is largely explained by the drop-through of reduced profit due to COVID-19, offset by improved working capital.

Net interest paid at £50m in 2020 compares to £64m in 2019 and reflects a reduction in interest on lease liabilities and a reduction in payments relating to FX contracts. Tax received in 2020 was £2m compared to tax paid of £30m in 2019 with the decrease mainly explained by refunds received in the US and UK relating to historical periods, the settlement of a historical tax audit and the impact of the disposal of our US K12 business.

Capital expenditure on property, plant and equipment was £53m in 2020 compared to £55m in 2019. There were no material property sales in 2019 or 2020. Capital expenditure on software intangibles decreased from £138m in 2019 to £81m in 2020. The reduction in expenditure on intangible capital reflects the reduction in investment in enabling function technology as the digital transformation program comes to an end.

Cash outflow from acquisitions in 2020 was £12m compared to £97m in 2019. There were no significant acquisitions in 2020, the net cash outflow on acquisition of subsidiaries in 2020 relates to deferred payments for prior year acquisitions and investment purchases. There were two small acquisitions in 2019, Lumerit and Smart Sparrow which together accounted for £40m of cash consideration, £40m of additional capital was invested in PRH, with the balance of the cash outflow on acquisitions in 2019 being in relation to investments and prior year items. The net cash inflow in respect of businesses and investments disposed was £631m in 2020 compared to a net outflow of £96m in 2019. In 2020 the cash received largely related to the disposal of PRH and the partial repayment of the receivable held in relation to the disposal of the US K12 business. In 2019 the cash outflow mainly relates to the US K12 Courseware business and reflects the deferral of proceeds and the level of working capital in the business at the disposal date.

Dividends from joint ventures and associates decreased from £64m in 2019 to £4m in 2020. The reduction is primarily due to the fact that the PRH disposal completed in April 2020. Dividends paid to company shareholders in 2020 of £146m compares to £147m in 2019. Cash returned to shareholders via the share buyback program in H1 2020 amounted to £176m in 2020. Treasury share purchases in 2020 in respect of employee share plans were £6m compared to £52m in 2019.

Overall the Group’s net borrowings decreased from £1,016m at the end of 2019 to £463m at the end of 2020. In addition to the cash flows referred to above, the adoption of IFRS 16 added £666m of net debt on transition after taking account of both lease liabilities and the investment in finance lease receivable brought on balance sheet at January 1, 2019.

Outlook

On March 8, 2021 the Group announced its expectations for revenue and adjusted operating profit growth in 2021. Adjusted operating profit is the key financial measure used by management to evaluate the performance of the Group and allocate resources to business segments over time by separating out those items of income and expenditure relating to acquisitions and disposals, major restructuring programs and certain other items that are not representative of underlying performance. Reconciliations of adjusted operating profit to statutory operating profit are included below under ‘Sales and operating profit by segment’ and in note 2 within Item 18 — Financial Statements. Due to the difficulty in making accurate forecasts of some of the information excluded from adjusted operating profit, the Group is unable to quantify expected 2021 statutory operating profit without unreasonable efforts, and consequently, no statement thereof, and no reconciliation of the Group’s expected 2021 adjusted operating profit thereto, is included.

The 2021 outlook is based on the following:

•

Good growth in Virtual Learning, driven by the Virtual Schools 20/21 academic year enrolment growth. Enrolments for the 21/22 academic year expected to be broadly flat, with the ‘covid cohort’ partially returning to bricks and mortar schools, offset by underlying growth, and waiting lists. Online Program Management (OPM) is also expected to grow.

•

Assessment & Qualifications revenue growth as lockdowns and social distancing ease. Expect impacted test centers to start reopening — with social distancing — in April, and normal operations to resume progressively in H2 2021. US school assessments expected to resume, and clinical tests to be taken as schools reopen. UK exams canceled with modest profit impact as teacher assessment to replace exams.

•	English Language Learning revenue expected to improve as mobility, migration and school purchasing recover slowly amidst continuing COVID-19 restrictions.

•

Higher Education revenue to decline, but by less than seen in recent years, as the print base becomes smaller, and as the pricing pressure from the change in mix from print and bundles, to platform and eTexts, is offset by recapture of the secondary market driven by eText growth and the digital first strategy, and enrolment recovery.

•	Workforce Skills revenue expected to grow, given the strong business fundamentals and investments made into digital and direct to consumer opportunities.

•

Revenue phasing will be impacted by current conditions, with Q1 sales behind a challenging 2020 comparative, with growth expected in Q2 and Q3 assuming further pandemic recovery, with the delivery of pent up testing demand in H2 2020 providing a tougher comparative.

The Group sets out in note 11 within Item 18 — Financial Statements, as part of its assessment of goodwill for impairment, the sensitivity to impairment resulting from reasonably possible changes in key assumptions. It is highlighted that a relatively small reduction in contribution, that could arise from longer-term disruption caused by the COVID-19, may result in impairment charges.

In assessing the Group’s liquidity, the impact of the COVID-19 pandemic has been modeled under several scenarios to ensure that the likelihood of a prolonged period of disruption has been appropriately considered in assessing the availability of funding to the Group and the ability of the Group to comply with its banking covenants. The modeling includes a severe reduction in revenue, profit and operating cash flow that extends through the full three-year period to ensure that the Group has adequate resources to manage for a prolonged period of disruption.

In assessing the Group’s ability to continue as a going concern for the period to June 30, 2022, the board analyzed a variety of downside scenarios including a severe but plausible scenario where the Group is impacted by all principal risks from 2021 (weighted for probability of occurrence) as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modeled an impact from COVID-19 and other risks which in aggregate were significantly greater than seen in 2020 continuing throughout 2021 to 2022.

At December 31, 2020, the Group had available liquidity of c£1.9bn, comprising central cash balances and its undrawn $1.19bn Revolving Credit Facility (RCF) maturing February 2024. Even under a severe downside case where further declines in profitability compared to 2020 are modeled in 2021 and 2022, the Group would maintain liquidity headroom in excess of £800m and sufficient headroom against covenant requirements during the period under assessment even before modeling the mitigating effect of actions that management would take in the event that these downside risks were to crystallize.

Sales information by segment

The following table shows sales information for each of the past three years by segment:

	Year ended December 31
	2020	2019	2018
	£m	£m	£m
Global Online Learning	697	586	521
Global Assessment	892	1,031	955
North American Courseware	894	1,091	1,461
International	914	1,161	1,192

Total continuing operations	3,397	3,869	4,129

Sales information by geographic market supplied

The following table shows sales information for each of the past three years by geographic region:

	Year ended December 31
	2020	2019	2018
	£m	£m	£m
Europe	535	629	623
North America	2,426	2,522	2,7536
Asia Pacific	251	441	455
Other countries	185	277	298

Total continuing operations	3,397	3,869	4,129

In the table above sales are allocated based on the country in which the customer is located.

Exchange rate fluctuations

The Group earns a significant proportion of its sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was £1:$1.28 in 2020, £1:$1.28 in 2019 and £1:$1.34 in 2018. Fluctuations in exchange rates can have a significant impact on the Group’s reported sales and profits. In 2020, the Group generated 69% of its continuing sales in the US (2019: 62%; 2018: 64%). In 2020 the Group estimates that a five-cent change in the average exchange rate between the US dollar and sterling would have had an impact on its reported earnings per share of approximately 5.3p. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information on how foreign exchange risk is managed. The year-end US dollar rate for 2020 was £1:$1.37 compared to £1:$1.32 for 2019 and £1:$1.27 for 2018. The total impact on shareholders’ funds of foreign exchange translation was a loss of £179m in 2020 compared to a loss of £111m in 2019. These net movements are principally driven by movements in the US dollar as a significant portion of the Group’s operations are in the US.

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

Results of operations

Year ended December 31, 2020 compared to year ended December 31, 2019

Consolidated results of operations

Sales

The Group’s total sales decreased from £3,869m in 2019 to £3,397m in 2020, a decrease of £472m or 12%. This year on year decrease was impacted by currency movements, primarily the comparative weakness of the US dollar relative to sterling during the year. In 2020 currency movements decreased sales by £31m when compared to the equivalent figures at constant 2019 rates. When measured at 2019 constant exchange rates, the Group’s sales declined by 11%. Part of the decrease is due to the absence of sales from businesses sold during 2019 and 2020. The Group estimates that after excluding the impact of disposals sales in 2020 declined by 10% compared to 2019 at constant exchange rates. Sales decline was seen across all business segments except for Global Online Learning which saw strong growth year on year.

Global Online Learning sales increased by £111m or 19% from £586m in 2019 to £697m in 2020. The Group estimates that after excluding the impact of exchange rates, the contribution from businesses disposed in 2019 and 2020, Global Online Learning sales increased by 18% in 2020 compared to 2019. The sales growth reflects strong enrolment growth in Virtual Schools and good growth in OPM.

Global Assessment sales decreased by £139m or 13% from £1,031m in 2019 to £892m in 2020. The Group estimates that after excluding the impact of exchange rates, the contribution from businesses disposed in 2019 and 2020, Global Assessment sales decreased by 14% in 2020 compared to 2019. Sales declined 10% at Pearson VUE reflecting the impact of the test center closures in the first half of the year offset by pent up demand in the second half partially moderated by further lockdowns in Q4. Online Proctoring saw strong growth in the year with volumes up from 0.2m at the end of 2019 to 2.1m at the end of 2020 predominantly driven by demand from the IT sector. Overall testing volumes were down 22% to 12.9m due to test center closures. In School and Clinical Assessment, cancelation of Spring testing and school closures impacted both businesses respectively in H1 with a further modest impact due to COVID-19 in H2.

North America Courseware sales decreased by £197m or 18% from £1,091m in 2019 to £894m in 2020. The Group estimates that after excluding the impact of exchange rates, the contribution from businesses disposed in 2019 and 2020, North America Courseware sales decreased by 13% in 2020 compared to 2019. In US Higher Education Courseware sales declined 12% with total unit sales increasing slightly and digital registrations including eBooks growing 9%. In Canada, courseware sales were down significantly due to school and bookstore closures. The sales decline also reflects the disposal of the US K12 business in 2019.

International sales decreased by £247m or 21% from £1,161m in 2019 to £914m in 2020. The Group estimates that after excluding the impact of exchange rates, the contribution from businesses disposed in 2019 and 2020, International sales decreased by 19% in 2020 compared to 2019. The sales decline reflects the interruption of Australian immigration and test center closures impacting PTE, as well as budgetary pressures caused by the impact of COVID-19 on courseware purchasing.

Cost of goods sold and operating expenses

The following table summarizes the Group’s cost of sales, net operating expense and other net gains and losses:

	Year ended December 31
	2020	2019
	£m	£m
Cost of goods sold	1,767	1,858
Operating expenses:
Distribution costs	59	73
Selling, marketing and product development costs	572	631
Administrative and other expenses	816	999
Restructuring costs	—	157
Other income	(45)	(54)

Total net operating expenses	1,402	1,806
Other net gains	(178)	(16)

Total continuing operations	2,991	3,648

Cost of goods sold. Cost of sales consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges, the cost of service provision in the assessment and testing business and the cost of teaching and facilities in direct delivery businesses. The Group’s cost of sales decreased by £91m, or 5%, from £1,858m in 2019, to £1,767m in 2020. The decrease largely reflects the decrease in sales but also includes some continuing benefit from restructuring. In addition, cost of sales as a percentage of sales increased largely as a result of the mix effect caused by a sales decline in businesses with generally higher gross margins than Pearson as a whole. Cost of sales was 52.0% of sales in 2020 compared to 48.0% in 2019.

Distribution costs. Distribution costs consist primarily of shipping costs, postage and packing. Distribution costs decreased by £14m reflecting the flow through of restructuring savings, the absence of costs from businesses disposed and the decrease in physical print sales.

Selling, marketing and product development costs. The Group’s selling, marketing and product development costs decreased by £59m or 9% from £631m in 2019 to £572m in 2020. The decrease is explained by the absence of costs from businesses disposed, the flow through of restructuring savings and a drive to reduce costs due to the impact of COVID-19. As a percentage of sales, these costs increased slightly in 2020 from 16.3% in 2019 to 16.8% in 2020.

Administrative and other expenses. The Group’s administrative and other expenses decreased by £183m or 18% from £999m in 2019 to £816m in 2020. The decrease is explained by the absence of costs from businesses disposed, the flow through of restructuring savings, a drive to reduce costs due to the impact of COVID-19and the impact of lower intangible charges. In 2019 intangible charges included an additional £65m impairment charge relating to acquired intangibles in the Brazil business following a reassessment of the relative risk in that market.

Restructuring costs. Restructuring costs of £157m in 2019 relate to the 2017-2019 restructuring program announced in May 2017. This program began in the second half of 2017 and costs incurred related to delivery of cost efficiencies in enabling functions and the US higher education courseware business together with further rationalization of the property and supplier portfolio. The restructuring costs in 2019 relate predominantly to staff redundancies. The restructuring program was largely completed at the end of 2019.

Other income. Other operating income mainly consists of freight recharges, sub-rights and licensing income, distribution commissions, investment income and gains on minor asset disposals together with service fee income from Penguin Random House. Other operating income decreased to £45m in 2020 compared to £54m in 2019 mainly due to reductions in freight charges.

Other net gains and losses. In 2020 other net gains and losses largely relate to the sale of the remaining interest in PRH (£180m gain) and impairments of assets and other costs relating to the disposal of Pearson Institute of Higher Education (£8m loss). In 2019, other net gains largely relate to the sale of the US K12 business.

Share of results of joint ventures and associates

The contribution from the Group’s joint ventures and associates decreased by £49m to £5m in 2020 from £54m in 2019. The decrease is mainly due to the disposal of the 25% interest in Penguin Random House in April 2020.

Operating profit

In 2020, the Group reported an operating profit of £411m compared to an operating profit of £275m in 2019. The increase in profit of £136m is mainly due to the gain on sale of PRH, the reduction in restructuring costs and the reduction in intangible charges, which were more than enough to offset the impact of COVID-19 on trading profits. After stripping out the effect of the sale of businesses, intangible charges, restructuring costs and the impact of currency movements, profits from trading decreased by around £210m. This underlying trading decrease was primarily due to the impact of COVID-19 on trading in the Global Assessment and International segments, continued pressure in the US Higher Education Courseware market, partly offset by growth in the Global Online Learning segment and cost savings in the Enabling Functions.

Net finance costs

Net finance costs increased by £14m from £43m in 2019 to £57m in 2020. The Group’s net interest payable increased from £41m in 2019 to £61m in 2020. The increase is mainly due to interest on tax with credits recorded in 2019 not being repeated in 2020, and interest charges on the bond raised in June 2020. Also included in net finance costs are net finance costs relating to employee benefit plans, foreign exchange and other gains and losses. In 2020 the total of these items was a gain of £4m compared to a loss of £2m 2019. Net finance income relating to retirement benefits decreased from £13m in 2019 to £6m in 2020 reflecting the comparative funding position of the plans at the beginning of each year and lower prevailing discount rates. In 2020, finance income of £26m relating to the revaluation of the US K12 disposal proceeds was recorded and there were increases in losses on long-term interest rate hedges and increases in foreign exchange losses on unhedged inter-company loans and cash and cash equivalents in 2020 compared to 2019.

For a more detailed discussion of the Group’s borrowings and interest expenses see “— Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Taxation

The reported tax charge in 2020 was £44m (12.5%) compared to a credit of £34m (14.7%) in 2019. The decrease in the effective tax rate is mainly due to a benefit from the release of tax provisions due to the expiry of the relevant statute of limitation. The statutory tax credit in 2019 was primarily due to US tax losses generated on the disposal of the US K12 business. In February 2021, the Group received charging notices requiring payment of materially all of the alleged State Aid. A payment of £100m was made on 8 March 2021. The Group expects to recover the funds in due course.

Discontinued operations

There were no discontinued operations in either 2019 or 2020.

Profit for the year

The profit for the financial year in 2020 was £310m compared to a profit in 2019 of £266m. The increased profit reflects increased operating profit offset by higher net finance costs and a higher tax charge.

Earnings per ordinary share

The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 41.0p in 2020 compared to 34.0p in 2019 based on a weighted average number of shares in issue of 755.4m in 2020 and 777.0m in 2019. The increase in earnings per share was due to the increase in profit for 2020 as described above and was impacted by the decrease in the number of weighted average number of shares in 2020 compared to 2019 which mainly arise as a result of the share buy back in 2020.

The diluted earnings per ordinary share was 41.0p in 2020 and 34.0p in 2019 , with the dilutive effect of options being minimal.

Exchange rate fluctuations

Currency movements decreased sales by £31m and increased operating profit by £1m. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for a discussion regarding the Group’s management of exchange rate risks.

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

A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year ended December 31, 2020
	Global Online Learning	Global Assessment	North American Courseware	International	Enabling Functions	PRH	Total
	£m	£m	£m	£m	£m	£m	£m
Sales	697	892	894	914	—	—	3,397
	21%	26%	26%	27%	—	—	100%

Total operating profit / (loss)	70	209	193	162	(404)	181	411
Add back:
Cost of major restructuring	—	—	—	—	—	—	—
Intangible charges	29	36	—	15	—	—	80
Other net gains and losses	—	—	(3)	5	—	(180)	(178)

Total adjusted operating profit	99	245	190	182	(404)	1	313

	Year ended December 31, 2019
	Global Online Learning	Global Assessment	North American Courseware	International	Enabling Functions	PRH	Total
	£m	£m	£m	£m	£m	£m	£m
Sales	586	1,031	1,091	1,161	—	—	3,869
	15%	27%	28%	30%	—	—	100%

Total operating profit / (loss)	49	317	193	189	(524)	51	275
Add back:
Cost of major restructuring	—	7	51	24	75	2	159
Intangible charges	35	27	—	89	—	12	163
Other net gains and losses	—	—	(13)	(3)	—	—	(16)

Total adjusted operating profit	84	351	231	299	(449)	65	581

Global Online Learning

Global Online Learning sales increased by £111m or 19% from £586m in 2019 to £697m in 2020 and adjusted operating profit increased by £15m or 18% from £84m in 2019 to £99m in 2020. The Group estimates that after excluding the impact of exchange rates, the contribution from businesses disposed in 2019 and 2020, Global Online Learning sales increased by 18% in 2020 compared to 2019 and adjusted operating profit also increased by 23%. The sales growth reflects strong enrolment growth in Virtual Schools and good growth in OPM. Adjusted operating profit growth was due to margin on sales growth more than offsetting the investment in our virtual schools platform and customer care support and margin impact in OPM due to discontinued programs. Headline profit grew 18% with good growth in adjusted operating profit partially offset by FX and portfolio changes.

Virtual Schools performed strongly driven by 43% enrolment growth in new and existing schools for the 2020/2021 academic year. We opened three new full-time, state-wide partner schools, and combined with two contract exits this takes the total partner schools to 43 in 29 states. We are launching two new partner schools in Florida and Oregon for the 2021/2022 academic year.

In OPM, we saw good sales growth with a strong performance in undergraduate and international, partially offset by discontinued programs. We also saw the benefits of the operational changes made earlier this year, with increased efficiencies in our student recruitment process and student acquisition costs. Underlying course enrolments (excluding discontinued programs) grew 20% and total course enrolments declined 7%. We are delivering 470 programs across 34 partners globally. We launched Pearson Pathways, a digital marketplace that provides learners with tailored recommendations for courses and credentials to help them achieve the skills they require.

The Global Online Learning results also include intangible charges of £29m in 2020 compared to £35m in 2019 reflecting lower acquisition activity in recent years.

Global Assessment

Global Assessment sales decreased by £139m or 13% from £1,031m in 2019 to £892m in 2020 and adjusted operating profit decreased by £106m or 30% from £351m in 2019 to £245m in 2020. The Group estimates that after excluding the impact of exchange rates, the contribution from businesses disposed in 2019 and 2020, Global Assessment sales decreased by 14% in 2020 compared to 2019 and adjusted operating profit also decreased by 30%. Sales declined 10% at Pearson VUE reflecting the impact of the test center closures in the first half of the year offset by pent up demand in the second half partially moderated by further lockdowns in Q4. Online Proctoring saw strong growth in the year with volumes up from 0.2m at the end of 2019 to 2.1m at the end of 2020 predominantly driven by demand from the IT sector. Overall testing volumes were down 22% to 12.9m due to test center closures. In School and Clinical Assessment, cancelation of Spring testing and school closures impacted both businesses respectively in H1 with a further modest impact due to COVID-19 in H2.

Adjusted operating profit declined 30% due to the COVID-19 impact on trading, partially offset by mitigating actions.

The Global Assessment results also include intangible charges of £36m in 2020 compared to £27m in 2019 reflecting impairments of £12m made in 2020. Major restructuring costs were £7m in 2019 and £nil in 2020.

North American Courseware

North America Courseware sales decreased by £197m or 18% from £1,091m in 2019 to £894m in 2020 and adjusted operating profit decreased by £41m or 18% from £231m in 2019 to £190m in 2020. The Group estimates that after excluding the impact of exchange rates, the contribution from businesses disposed in 2019 and 2020, North America Courseware sales decreased by 13% in 2020 compared to 2019 and adjusted operating profit also decreased by 20%. In US Higher Education Courseware sales declined 12% with total unit sales increasing slightly and digital registrations including eBooks growing 9%. In Canada, courseware sales were down significantly due to school and bookstore closures. The sales decline also reflects the disposal of the US K12 business in 2019. Adjusted operating profit declined 18% due to the impact of trading partially offset by restructuring and discretionary savings and the disposal of our US K12 courseware business in 2019.

The Group continued to see unbundling of premium priced print and digital products for digital only formats. In 2020 2.2m textbooks were sold into US Higher Education colleges, compared with 3.7m in 2019. Sales of standalone eBook units into colleges grew 33% to 3.7m units, showing signs of secondary market recapture. There has also been continued momentum in Inclusive Access with sales to not-for-profit institutions up 29% on last year representing 13% of US Higher Education Courseware revenue.

The North American Courseware results also include other net gains and losses of £3m gain in 2020 compared to a £13m gain in 2019. In 2019 these primarily relate to the gain on sale of the US K12 business and in 2020 they relate to favorable adjustments to prior year disposal costs. Major restructuring costs in 2019 were £51m and are £nil in 2020.

International

International sales decreased by £247m or 21% from £1,161m in 2019 to £914m in 2020 and adjusted operating profit decreased by £117m or 39% from £299m in 2019 to £182m in 2020. The Group estimates that after excluding the impact of exchange rates, the contribution from businesses disposed in 2019 and 2020, International sales decreased by 19% in 2020 compared to 2019 and adjusted operating profit also decreased by 39%. The sales decline reflects the interruption of Australian immigration and test center closures impacting PTE, as well as budgetary pressures caused by the impact of COVID-19 on courseware purchasing. Adjusted operating profit declined 39% due to the impact of trading partially offset by mitigating actions.

For School & HE Courseware, budget constraints and school closures have led to fewer purchases. In the UK, qualifications revenue was impacted, as expected, by the cancelation of exams in 2020, as well as the end of the NCT contract. In our franchise business in Brazil and across courseware, we have seen market contraction as a result of the pandemic.

PTE volumes were down 36% with declines in all key markets except China where we saw 17% growth due to an improved competitive performance.

The International results also include intangible charges of £15m in 2020 compared to £89m in 2019 reflecting impairments made in relation to Brazil in 2019 of £65m which have not been repeated in 2020. Major restructuring costs were £24m in 2019 and £nil in 2020. Other net gains and losses in 2020 primarily relate to charges in relation to the disposal of PIHE. In 2019 other net gains and losses relate to small acquisitions and disposals.

On 5 March 2021, the Group agreed the disposal of its K-12 Sistemas – COC and Dom Bosco – in Brazil, subject to securing regulatory approval and closing.

Enabling Functions

Enabling functions adjusted operating loss decreased by £45m or 10% from £449m in 2019 to £404m in 2020. The Group estimates that after excluding the impact of exchange rates and the contribution from businesses disposed in 2019 and 2020, the Enabling Functions adjusted operating loss decreased by 9%. Cost reductions were due to restructuring and discretionary savings.

Penguin Random House

The Group’s share of Penguin Random House adjusted operating profits was £nil in 2020 compared to £65m in 2019. Dividend income of £1m was recognised in 2020. In December 2019, the Group announced the sale of its remaining 25% interest in Penguin Random House. At the end of December 2019 the Group’s share of the assets of Penguin Random House was classified as held for sale on the balance sheet. In April 2020, the Group completed the sale of the remaining 25% interest in Penguin Random House to Bertelsmann, generating net proceeds of £531m and resulting in a pre-tax profit of £180m.

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

Global Online Learning sales increased by £65m or 12% from £521m in 2018 to £586m in 2019. The Group estimates that after excluding the impact of exchange rates, the contribution from businesses disposed in 2018 and 2019, Global Online Learning sales increased by 8% in 2019 compared to 2018. Revenue at Virtual Schools and OPM grew at 6% and 4% respectively due to increased enrolment and course registrations.

Global Assessment sales increased by £76m or 8% from £955m in 2018 to £1,031m in 2019. The Group estimates that after excluding the impact of exchange rates, the contribution from businesses disposed in 2018 and 2019, Global Assessment sales increased by 4% in 2019 compared to 2018. In US School Assessment, revenue declined slightly with continued contraction in revenue associated with the PARCC and ACT-Aspire multi state contracts and contract losses were partially offset by new contract wins. In Professional Certification (Pearson VUE) revenue grew driven by increases in global test volumes.

North American Courseware sales decreased by £370m or 25% from £1,461m in 2018 to £1,091m in 2019. The Group estimates that after excluding the impact of exchange rates, the contribution from businesses disposed in 2018 and 2019, North American Courseware sales decreased by 11% in 2019 compared to 2018. The sales decline was primarily due to North American Higher Education Courseware which declined 12% with print declining by close to 30%, partially offset by modest growth in digital.

International sales decreased by £31m or 3% from £1,192m in 2018 to £1,161m in 2019. The Group estimates that after excluding the impact of exchange rates and the contribution from businesses disposed in 2018 and 2019, International sales increased by 3% in 2019 compared to 2018. Courseware revenue declined moderately. Declines in School Courseware in the UK and Australia offset growth in Italy. In Higher Education Courseware, revenue declines in the UK and Europe more than offset growth in Australia. There was with growth in English Language Courseware in China and School Courseware in the Middle East and Hispano America, offset by declines in school courseware in India and Higher Education courseware in South Africa following a change in government funding.

Cost of goods sold and operating expenses

The following table summarizes the Group’s cost of sales, net operating expense and other net gains and losses:

	Year ended December 31
	2019	2018
	£m	£m
Cost of goods sold	1,858	1,943
Operating expenses:
Distribution costs	73	88
Selling, marketing and product development costs	631	759
Administrative and other expenses	999	1,039
Restructuring costs	157	90
Other income	(54)	(69)

Total net operating expenses	1,806	1,907
Other net gains	(16)	(230)

Total continuing operations	3,648	3,620

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

Operating profit

In 2019, the Group reported an operating profit of £275m compared to an operating profit of £553m in 2018. The decrease in profit of £278m mainly reflects the absence of significant gains on disposal in 2019 compared to 2018, an increase in intangible charges and restructuring costs and the lost contribution from businesses disposed which more than offset a favorable impact from currency movements and the adoption of IFRS 16 ‘Leases’. Excluding out the effect of the sale of businesses, intangible charges, restructuring costs, one-off pension related charges and the impact of currency movements and IFRS 16, profits from trading increased by around £30m. This trading increase was primarily due to savings from restructuring and lower staff incentives which offset the impact on profits of lower sales in North America higher education courseware and inflationary pressures.

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

A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

	Year ended December 31, 2019
	Global Online Learning	Global Assessment	North American Courseware	International	Enabling Functions	PRH	Total
	£m	£m	£m	£m	£m	£m	£m
Sales	586	1,031	1,091	1,161	—	—	3,869
	15%	27%	28%	30%	—	—	100%

Total operating profit / (loss)	49	317	193	189	(524)	51	275
Add back:
Cost of major restructuring	—	7	51	24	75	2	159
Intangible charges	35	27	—	89	—	12	163
Other net gains and losses	—	—	(13)	(3)	—	—	(16)
UK pension GMP equalization	—	—	—	—	—	—	—

Total adjusted operating profit	84	351	231	299	(449)	65	581

	Year ended December 31, 2018
	Global Online Learning	Global Assessment	North American Courseware	International	Enabling Functions	PRH	Total
	£m	£m	£m	£m	£m	£m	£m
Sales	521	955	1,461	1,192	—	—	4,129
	13%	23%	35%	29%	—	—	100%

Total operating profit / (loss)	49	242	293	488	(565)	46	553
Add back:
Cost of major restructuring	7	33	7	9	38	8	102
Intangible charges	43	29	1	26	—	14	113
Other net gains and losses	—	—	(4)	(226)	—	—	(230)
UK pension GMP equalization	—	—	—	8	—	—	8

Total adjusted operating profit	99	304	297	305	(527)	68	546

Global Online Learning

Global Online Learning sales increased by £65m or 12% from £521m in 2018 to £586m in 2019 and adjusted operating profit decreased by £15m or 15% from £99m in 2018 to £84m in 2019. The Group estimates that after excluding the impact of exchange rates, the contribution from businesses disposed in 2018 and 2019 and the impact of adopting IFRS 16 on profits, Global Online Learning sales increased by 8% in 2019 compared to 2018 and adjusted operating profit decreased by 17%. Revenue at Virtual Schools and OPM grew at 6% and 4% respectively due to increased enrolment and course registrations.

Virtual Schools grew revenue 6% and served 76,000 full time equivalent students through 42 continuing full-time virtual partner schools in 28 states, up 5% on last year. Six new full-time online, state- wide partner schools opened in the 2019-20 school year in the states of Oregon, Washington, Tennessee, Minnesota and California, while a contract was exited in North Carolina.

Higher Education Services (including OPM and Learning Studio) grew revenue 4%, due to growth in OPM, partially offset by a small drag from Learning Studio revenue, a learning management system, which was fully retire in 2019. In OPM, revenue grew 9%, with growth in course registrations of 5% and new programs launched more than offsetting programs terminated. The overall active program count grew to 347 from 325 in 2018.

During 2019, the OPM business continued to optimize its portfolio and reduced the number of partners to 25 from 35. This will allow the business to shift towards enterprise models where it has a number of programs with a single partner and can benefit from economies of scale in marketing and recruitment and integrate more content and assessment services into these partnerships.

The decrease in adjusted operating profit reflected inflation and investment in strategic growth priorities which offset the impact of sales increases, restructuring savings and lower staff incentives.

The Global Online Learning results also include costs of £nil in 2019 and £7m in 2018 in respect of the 2017- 2019 restructuring program. Amortization relating to acquired intangibles was £35m in 2019 compared to £43m in 2018 reflecting lower acquisition activity in recent years.

Global Assessment

Global Assessment sales increased by £76m or 8% from £955m in 2018 to £1,031m in 2019 and adjusted operating profit increased by £47m or 15% from £304m in 2018 to £351m in 2019. The Group estimates that after excluding the impact of exchange rates, the contribution from businesses disposed in 2018 and 2019 and the impact of adopting IFRS 16 on profits, Global Assessment sales increased by 4% in 2019 compared to 2018 and adjusted operating profit increased by 11%.

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

The increase in adjusted operating profit reflected the sales increase, the impact of restructuring savings and lower staff incentives.

The Global Assessment results also include costs of £7m in 2019 and £33m in 2018 in respect of the 2017-2019 restructuring program. Amortization relating to acquired intangibles was £27m in 2019 compared to £29m in 2018.

North American Courseware

North American Courseware sales decreased by £370m or 25% from £1,461m in 2018 to £1,091m in 2019 and adjusted operating profit decreased by £66m or 22% from £297m in 2018 to £231m in 2019. The Group estimates that after excluding the impact of exchange rates, the contribution from businesses disposed in 2018 and 2019 and the impact of adopting IFRS 16 on profits, North American Courseware sales decreased by 11% in 2019 compared to 2018 and adjusted operating profit decreased by 21%. The sales decline was primarily due to North American Higher Education Courseware which declined 12% with print declining by close to 30%, partially offset by modest growth in digital.

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

The decrease in adjusted operating profit reflected the sales shortfall, inflation and the disposal of the K12 business which offset the impact of restructuring savings and lower staff incentives.

The North American Courseware results also include costs of £51m in 2019 and £7m in 2018 in respect of the 2017- 2019 restructuring program. Amortization relating to acquired intangibles was £nil in 2019 compared to £1m in 2018 reflecting lower acquisition activity in recent years. Net gains on business disposals of £13m in 2019 relate to the K12 sale with £4m of profits on several small disposals in 2018.

On March 29, 2019 the Group completed the sale of the US K12 school courseware business to Nexus Capital Management LP for headline consideration of $250m comprising an initial cash payment of $25m and an unconditional vendor note for $225m expected to be repaid in three to seven years.

International

International sales decreased by £31m or 3% from £1,192m in 2018 to £1,161m in 2019 and adjusted operating profit decreased by £6m or 2% from £305m in 2018 to £299m in 2019. The Group estimates that after excluding the impact of exchange rates and the impact of adopting IFRS 16 on profits, the contribution from businesses disposed in 2018 and 2019, International sales increased by 3% in 2019 compared to 2018 and adjusted operating profit increased by 2%.

Courseware revenue declined moderately. Declines in School Courseware in the UK and Australia offset growth in Italy. In Higher Education Courseware, revenue declines in the UK and Europe more than offset growth in Australia. There was with growth in English Language Courseware in China and School Courseware in the Middle East and Hispano America, offset by declines in school courseware in India and Higher Education courseware in South Africa following a change in government funding.

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

The Group’s statutory operating profit for International included restructuring costs of £24m in 2019 and £9m in 2018. Also included in the statutory operating profit is amortization and impairment of acquired intangibles and gains and losses on disposal of businesses. In 2019 intangible charges of £89m compare to a charge of £26m in 2018 and this increase was due to an additional £65m impairment charge relating to acquired intangibles in the Brazil business following a reassessment of the relative risk in that market. In 2018 gains on the disposal of businesses amounted to £226m and result from the sale of the Wall Street English language teaching business (WSE), realizing a gain of £207m and the disposal of the equity interest in UTEL, the online University partnership in Mexico, realizing a gain of £19m. Gains on disposals in 2019 of £3m relate to adjustments to prior year disposals. The statutory operating profit in 2018 also includes the one-off £8m charge in respect of guaranteed minimum pension (GMP) equalization in the UK.

Enabling Functions

Enabling functions adjusted operating loss decreased by £78m or 15% from £527m in 2018 to £449m in 2019. The Group estimates that after excluding the impact of exchange rates, the contribution from businesses disposed in 2018 and 2019, Enabling Functions adjusted operating loss also decreased by 14%. The decrease in the loss reflects restructuring savings. The Group’s statutory operating profit for Enabling Functions included restructuring costs of £75m in 2019 and £38m in 2018.

Penguin Random House

The Group owned 25% of Penguin Random House, the first truly global consumer book publishing company. The Group’s share of Penguin Random House adjusted operating profits were £65m in 2019 compared to £68m in 2018. Penguin Random House performed solidly in 2019 with underlying revenue growth from a rise in audio sales, stable print sales, and the industry’s top bestsellers, including “Where the Crawdads Sing” by Delia Owen, “Becoming” by Michelle Obama, and bestselling books by Margaret Atwood, Tara Westover, Lee Child, Jamie Oliver, Jeff Kinney, and Dr. Seuss.

In December 2019, the Group announced the sale of its remaining 25% interest in Penguin Random House. The sale is expected to complete in the first half of 2020. At the end of December our share of the assets of Penguin Random House was classified as held for sale on the balance sheet.

Liquidity and capital resources

Cash flows and financing

Net cash generated from operations decreased to £450m in 2020 from £480m in 2019. The decrease in cash generated from operations is largely explained by the drop-through of reduced profit due to COVID-19, offset by improved working capital.

Net interest paid at £50m in 2020 compares to £64m in 2019 and reflects a reduction in interest on lease liabilities and a reduction in payments related to FX contracts. Tax received in 2020 was £2m compared to tax paid of £30m in 2019 with the decrease mainly explained by refunds received in the US and UK relating to historical periods, the settlement of a historical tax audit and the impact of the disposal of our US K12 business.

Capital expenditure on property, plant and equipment was £53m in 2020 compared to £55m in 2019. There were no material property sales in 2019 or 2020. Capital expenditure on software intangibles decreased from £138m in 2019 to £81m in 2020. The reduction in expenditure on intangible capital reflects the reduction in investment in enabling function technology as the digital transformation program comes to an end.

Cash outflow from acquisitions in 2020 was £12m compared to £97m in 2019. There were no significant acquisitions in 2020, the net cash outflow on acquisition of subsidiaries in 2020 relates to deferred payments for prior year acquisitions and investment purchases. There were two small acquisitions in 2019, Lumerit and Smart Sparrow which together accounted for £40m of cash consideration, £40m of additional capital was invested in PRH, with the balance of the cash outflow on acquisitions in 2019 being in relation to investments and prior year items. The net cash inflow in respect of businesses and investments disposed was £631m in 2020 compared to a net outflow of £96m in 2019. In 2020 the cash received largely related to the disposal of PRH and the partial repayment of the receivable held in relation to the disposal of the US K12 business. In 2019 the cash outflow mainly relates to the US K12 Courseware business and reflects the deferral of proceeds and the level of working capital in the business at the disposal date.

Dividends from joint ventures and associates decreased from £64m in 2019 to £4m in 2020. The reduction is primarily due to the fact that the PRH disposal completed in April 2020. Dividends paid to company shareholders in 2020 of £146m compares to £147m in 2019. Cash returned to shareholders via the share buyback program in H1 2020 amounted to £176m in 2020. Treasury share purchases in 2020 in respect of employee share plans were £6m compared to £52m in 2019.

The cash outflow from financing of £299m in 2020 compares to £102m in 2019 and includes the repayment of borrowings of £230m in 2020 and £48m in 2019. These repayments include the repayment of the draw down of the revolving credit facility in 2020 and in 2019 the early redemption of various bonds (and their associated swaps). In 2019, the Group announced the refinancing of its bank facility, reducing its size to $1.19bn and extending its maturity date to February 2024. Drawings of £230m representing a financing cash inflow in 2019 were outstanding on this facility at the end of December 2019 and were repaid in 2020. In March 2019, the Group executed market tenders to repurchase €55m of its €500m 1.875% notes due 2021 of which €250m were outstanding at December 31, 2018. Also included in financing cash flows are repayments of lease liabilities which increased from £91m in 2019 to £92m in 2020. Dividends paid to company shareholders in 2020 of £147m compares to £148m in 2019. Cash returned to shareholders via the 2020 share buyback program amounted to £176m. Treasury share purchases in 2020 in respect of employee share plans were £6m compared to £52m in 2019.

This was offset by proceeds from the issuance of £350m guaranteed notes maturing June 4, 2030. The notes bear a coupon of 3.75% and have been issued in accordance with the ICMA Social Bond Principles 2018. The proceeds will be primarily used to finance and re-finance delivery of education in our Connections Academy, BTEC and GED businesses to help achieve the United Nations’ 4th Sustainable Development Goal (SDG) for a Quality Education. The social bond framework is a natural progression of Pearson’s long-standing commitment to integrating social and environmental sustainability into the business.

Overall the Group’s net borrowings decreased from £1,016m at the end of 2019 to £463m at the end of 2020. In addition to the cash flows referred to above, the adoption of IFRS 16 added £666m of net debt on transition after taking account of both lease liabilities and the investment in finance lease receivable brought on balance sheet at January 1, 2019.

Capital resources

The Group’s borrowings fluctuate by season because of the school year’s effect on the working capital requirements in the educational materials business. Assuming no acquisitions or disposals, the Group’s maximum level of net debt normally occurs in July, and its minimum level of net debt normally occurs in December.

In assessing the Group’s liquidity, the impact of the COVID-19 pandemic has been modeled under several scenarios to ensure that the likelihood of a prolonged period of disruption has been appropriately considered in assessing the availability of funding to the Group and the ability of the Group to comply with its banking covenants. The modeling includes a severe reduction in revenue, profit and operating cash flow that extends through the full three-year period to ensure that the Group has adequate resources to manage for a prolonged period of disruption.

In assessing the Group’s ability to continue as a going concern for the period to June 30, 2022, the board analyzed a variety of downside scenarios including a severe but plausible scenario where the Group is impacted by all principal risks from 2021 (weighted for probability of occurrence) as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modeled an impact from COVID-19 and other risks which in aggregate were significantly greater than seen in 2020 continuing throughout 2021 to 2022.

At December 31, 2020, the Group had available liquidity of c£1.9bn, comprising central cash balances and its undrawn $1.19bn Revolving Credit Facility (RCF) maturing February 2024. Even under a severe downside case where further declines in profitability compared to 2020 are modeled in 2021 and 2022, the Group would maintain liquidity headroom in excess of £800m and sufficient headroom against covenant requirements during the period under assessment even before modeling the mitigating effect of actions that management would take in the event that these downside risks were to crystallize.

At December 31, 2020, the Group’s net debt was £463m compared to £1,016m at December 31, 2019. The decrease is largely due to the receipt of proceeds of £531m from the PRH sale, the receipt of deferred proceeds of £105m from the US K12 sale, the £48m repayment of the loan to PRH and positive operating cash flow offset by interest and dividend payments and the cash outflow of £176m from the Group’s share buyback program.

Net debt is defined as all short-term, medium-term and long-term borrowing (including leases and related derivatives), less all cash, cash equivalents, other liquid resources and the net investment in finance lease receivables. Cash equivalents comprise short-term deposits with a maturity of up to 90 days, while liquid resources comprise short-term deposits with maturities of more than 90 days and other marketable instruments which are readily realizable and held on a short-term basis. Total short-term, medium- term and long-term borrowing excluding derivatives amounted to £1,720m at December 31, 2020, compared to £1,664m at December 31, 2019 reflecting the issuance of a bond in 2020. At December 31, 2020, total cash and liquid resources were £1,116m, compared to £437m at December 31, 2019. The increase in 2020 was primarily driven by the receipt of proceeds of £531m from the PRH sale, the receipt of deferred proceeds of £105m from the US K12 sale, the £48m repayment of the loan to PRH, the £57m reduction in spending on software assets and the receipt of proceeds of £346m from the bond issue. These were offset by the cash outflow of £176m from the Group’s share buyback program and the £230m repayment of the Revolving Credit Facility which was drawn at December 31, 2019.

In February 2021, the Group renegotiated its revolving credit facility, extending the maturity of $1bn of the facility by one year to 2025.

Contractual obligations

The following table summarizes the maturity of the Group’s borrowings, its obligations under non-cancellable leases, deferred consideration and pension funding obligations, exclusive of anticipated interest payments. Due to the variability of future interest payments, these have been excluded from the table below:

	Year ended December 31, 2020
	Total	Less than one year	One to Two years	Two to five years	After five years
	£m	£m	£m	£m	£m
Gross Borrowings:
Bank loans and overdrafts	3	3	—	—	—
Revolving credit facility	—	—	—	—	—
Bonds	965	178	86	348	353
Lease liabilities	752	76	77	194	405
Deferred consideration	30	4	3	9	14
UK pension funding obligation	—	—	—	—	—

Total	1,750	261	166	551	772

The UK pension plan’s most recent triennial actuarial valuation for funding purposes was completed as at January 1, 2018 and this valuation revealed a technical provision funding surplus of £163m. The plan expects to be able to provide benefits (in accordance with the plan rules) with a very low level of reliance on future funding from the Group.

At December 31, 2020 the Group had no capital commitments for fixed assets. There are contingent liabilities in respect of indemnities, warranties, legal and royalty claims and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition, there are contingent liabilities in respect of tax assessments as outlined in note 34 in “Item 18. Financial statements”. None of these claims, guarantees or assessments is currently expected to result in a material gain or loss.

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

At December 31, 2020, the Group had a $1.19bn committed revolving credit facility with a maturity date in February 2024. At December 31, 2019, none of the $1.19bn credit facility had been drawn. The facility set in place in March 2019, contains two key covenants measured for each 12-month period ending June 30 and December 31:

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

Related parties

There were no significant or unusual related party transactions in 2020, 2019 or 2018. Refer to note 36 in “Item 18. Financial Statements”.

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

The following table sets forth information concerning Directors, as of February 28, 2021.

Name	Age	Position
Sidney Taurel	72	Chair
Andy Bird	57	Chief Executive Officer
Sally Johnson	47	Chief Financial Officer
Dame Elizabeth Corley, DBE	64	Non-executive Director
Sherry Coutu, CBE	57	Non-executive Director
Vivienne Cox, CBE	61	Senior Independent Director
Linda Lorimer	68	Non-executive Director
Michael Lynton	61	Non-executive Director
Graeme Pitkethly	54	Non-executive Director
Tim Score	60	Non-executive Director
Lincoln Wallen	60	Non-executive Director

Sidney Taurel

Appointed January 1, 2016. Member of the Nomination & Governance and Remuneration Committees.

Sidney has over 45 years of experience in business and finance. He is currently a Director of IBM Corporation, a role from which he will be retiring in April 2021. Sidney is an advisory board member at pharmaceutical firm Almirall. He was Chief Executive Officer of global pharmaceutical firm Eli Lilly and Company from 1998 until 2008, Chairman from 1999 until 2008, and has been Chairman Emeritus since 2009. His 37-year career at Eli Lilly included time spent in Brazil, France, Eastern Europe, the US and the UK. He has previously held directorships at McGraw Hill Financial, Inc. and ITT Industries. In 2002, Sidney received three US presidential appointments to: the Homeland Security Advisory Council, the President’s Export Council and the Advisory Committee for Trade Policy and Negotiations. Sidney is also an officer of the French Legion of Honor. Current notable commitments: IBM Corporation (Non-Executive Director) and HIG Acquisition Corporation (Non-Executive Director).

Andy Bird

Appointed to the Board May 1, 2020. Appointed as Chief Executive Officer October 19, 2020. Member of the Reputation & Responsibility Committee.

Andy has a long and distinguished career spanning 35 years in the media industry, and is an accomplished, strategic leader of global consumer content businesses. Most recently he spent 14 years working for The Walt Disney Company, joining the business as President of Walt Disney International in 2004, before being appointed Chairman in 2008. He held this role for a decade, during which time he transformed the organization into a digital first, direct-to-consumer business, focused on serving the diverse needs of customers around the world. In addition, Andy worked to establish the iconic brand in China, through the creation of Disney English, teaching English language to Chinese families through immersive learning experiences. Prior to Disney, Andy worked in a number of senior positions at AOL Time Warner, and spent the earlier part of his career at Piccadilly Radio, Virgin Broadcasting Company, BSB Music Channel, Big & Good Productions and Unique Broadcasting

Sally Johnson

Appointed April 24, 2020, Sally joined Pearson in 2000 and has held various finance and operations roles across The Penguin Group, the education business and at a corporate level. She brings to the Board extensive commercial and strategic finance experience as well as transformation, treasury, tax, risk management, business and financial operations, investor relations and M&A expertise. She has held various senior level roles across the business, most recently as Deputy CFO of Pearson. Sally is a member of the Institute of Chartered Accountants in England and Wales and trained at PricewaterhouseCoopers. She was also a Trustee for the Pearson Pension Plan from 2012 to 2018.

Dame Elizabeth Corley, DBE

Appointed May 1, 2014. Chair of the Remuneration Committee and member of the Audit and Nomination & Governance Committees.

Elizabeth has extensive experience in the financial services industry, having been CEO of Allianz Global Investors, initially for Europe then globally, from 2005 to 2016. She continued to act as an advisor to the company until the end of 2019. Previously she was at Merrill Lynch Investment Managers and Coopers & Lybrand. Elizabeth is a Non-Executive Director of BAE Systems plc and Morgan Stanley Inc. Elizabeth is active in representing the investment industry and developing standards within it. She is chair of the Impact Investing Institute; a director of the Green Finance Institute and serves on the investment committee of the Leverhulme Trust. She was appointed Dame Commander of the Order of the British Empire in the Queen’s Birthday honors in 2019 for her services to the economy and financial services. Current notable commitments: BAE Systems plc (Non-Executive Director), Morgan Stanley Inc. (Non-Executive Director).

Sherry Coutu, CBE

Sherry has extensive experience in the technology industry. She has also served on the boards of a range of companies and charities, with a focus on working with entrepreneurs and specializing in consumer digital, information services, and education. Sherry is the Chair of Founders4Schools and founder of the Scale-Up Institute. Previously, she was CEO of Interactive Investor International plc, and has served on the boards of Cambridge Assessment, Bloomberg New Energy Finance and the London Stock Exchange plc as well as being SID and Remuneration Committee Chair of RM plc. Sherry has started and/or invested in over 60 technology businesses and served on the boards of Zoopla plc, Raspberry Pi, NESTA, and the Advisory boards of the National Gallery, Royal Society and LinkedIn. She was appointed Commander of the British Empire in the 2013 New Year honors for her services to entrepreneurship. Current notable commitments: Reinvent Technology Partners.

Vivienne Cox, CBE

Appointed on January 1, 2012. Chair of the Nomination & Governance Committee and member of the Audit and Reputation & Responsibility Committees.

Vivienne has wide experience in energy, natural resources and business innovation. She worked for BP plc for 28 years in global roles including Executive Vice President and Chief Executive of BP’s gas, power and renewables business and its alternative energy unit. She is Chair of the supervisory board of Vallourec S.A., a leader in the seamless steel pipe markets, and a Non-Executive Director at pharmaceutical company GlaxoSmithKline plc, where she also acts as Workforce Engagement Director. She also has a deep understanding of regulatory and government relationships. She serves as Chair of the Rosalind Franklin Institute and Vice Chair of the Saïd Business School (part of Oxford University). She was appointed Commander of the British Empire in the 2016 New Year honors for her services to the economy and sustainability. Current notable commitments: GlaxoSmithKline plc (Non-Executive Director), Vallourec S.A. (Chair of the supervisory board).

Linda Lorimer

Appointed July 1, 2013. Chair of the Reputation & Responsibility Committee and member of the Audit Committee.

Linda has spent almost 40 years serving higher education. She retired from Yale in 2016 after 34 years at the university where she served in an array of senior positions including Vice President for Global & Strategic Initiatives. She oversaw the development of Yale’s online education division and the expansion of Yale’s international programs and centers. During her tenure, she was responsible for many administrative services, ranging from Yale’s public communications and alumni relations to sustainability, human resources and the university press. She also served on the boards of several public companies, including as Presiding Director of the McGraw-Hill companies. Linda is a member of the board of Yale New Haven Hospital, where she chairs the nominating and governance committee and is a trustee of Hollins University. She also remains on several consequential advisory committees at Yale University.

Michael Lynton

Appointed on February 1, 2018. Member of the Audit and Reputation & Responsibility Committees.

Michael has more than thirty years of senior-level management experience, including extensive experience in consumer marketing, traditional and digital media, and the adoption of new technologies. He also has broad public company governance experience. Michael served as CEO of Sony Entertainment from 2012 until 2017, overseeing Sony’s global entertainment businesses. He was also Chairman and CEO of Sony Pictures Entertainment from 2004. Prior to that, he held senior roles within Time Warner and AOL, and earlier served as Chairman and CEO of Penguin Group where he extended the Penguin brand to music and the internet. Michael is Chairman of Snap, Inc., Schrödinger, Inc. and Warner Music Group, and currently serves on the boards of IEX and Ares Management Corporation LLC. Current notable commitments: Ares Management Corporation LLC (Non-Executive Director), Snap, Inc. (Chairman), Schrödinger, Inc. (Chairman), Warner Music Group (Chairman), The Boston Beer Company, Inc. (Non-Executive Director).

Graeme Pitkethly

Appointed on May 1, 2019. Member of the Audit and Reputation & Responsibility Committees.

Graeme joined Unilever in 2002 and, prior to being appointed CFO and Board member, was responsible for Unilever’s UK and Ireland business. Previously, he had held a number of senior financial and commercial roles within Unilever, including Senior Vice President of Finance for Global Markets, Group Treasurer, Global Head of M&A and Chief Financial Officer of Unilever Indonesia. Graeme spent the earlier part of his career in senior corporate finance roles in the telecommunications industry with FLAG Telecom, and started his career at PricewaterhouseCoopers. Graeme is currently Vice Chair of the Task Force on Climate Related Financial Disclosures, Vice Chair of the 100 Group Main Committee and is a Chartered Accountant. Current notable commitments: Unilever plc (Chief Financial Officer).

Tim Score

Appointed January 1, 2015. Chair of the Audit Committee and member of the Nomination & Governance and Remuneration Committees.

Tim has extensive experience of the technology sector in both developed and emerging markets, having served as Chief Financial Officer of ARM Holdings plc, the world’s leading semiconductor IP company, for 13 years. He is an experienced non-executive director and serves as Chairman of The British Land Company plc, a role to which he was appointed in July 2019, a non-executive director of HM Treasury, and a Trustee of the National theater. Tim has garnered extensive financial and listed company experience during previous and current positions. He served on the board of National Express Group plc from 2005 to 2014, including time as interim Chairman and six years as the Senior Independent Director. Earlier in his career Tim held senior finance roles with Rebus Group, William Baird, LucasVarity plc and BTR plc. Current notable commitments: The British Land Company plc (Chairman).

Lincoln Wallen

Appointed January 1, 2016. Member of the Audit and Reputation & Responsibility Committees.

Lincoln has extensive experience in the technology and media industries, and is currently CTO of Improbable, a technology start-up supplying next-generation cloud hosting and networking services to the video game industry. Lincoln was CEO of DWA Nova, a software-as-aservice company spun out of DreamWorks Animation Studios in Los Angeles, a position he held until 2017. He worked at DreamWorks Animation for nine years in a variety of leadership roles including Chief Technology Officer and Head of Animation Technology. He was formerly CTO at Electronic Arts Mobile, leading their entry into the mobile gaming business internationally. Lincoln is a Non-Executive Director of the Smith Institute for Industrial Mathematics and Systems Engineering. His early career involved 20 years of professional IT and mathematics research, including as a reader in Computer Science at Oxford. Current notable commitments: Improbable (Chief Technology Officer).

The following table sets forth information concerning the Executive Committee, as at February 28, 2021.

Name	Position
Tim Bozik	President, Global Product & North America Courseware
Rod Bristow	President, UK & Global Online Learning
Lynne Frank	Chief Marketing Officer and Co-President, Direct-to-Consumer
Gio Giovannelli	President, International
Albert Hitchcock	Chief Technology & Operations Officer
Mike Howells	Chief Strategy Officer
Ishantha Lokuge	Chief Product Officer and Co-President, Direct-to-Consumer
Cinthia Nespoli	Chief Legal Officer
Anna Vikström Persson	Chief Human Resources Officer
Bob Whelan	President, Assessment

Tim Bozik

Tim has more than 30 years of extensive leadership experience in higher education products and the business of delivering them at Pearson. Tim earned a Bachelor’s Degree from the University of Notre Dame and currently serves on the Board of Directors for the Association of American Publishers.

Rod Bristow

Rod has worked in education for more than 30 years in the UK and internationally. Rod is a trustee for the Education and Employers Taskforce, a fellow of the Royal Society for Arts, governor for Harlow College and the BMAT multiacademy trust. Rod is a graduate of University College London.

Lynne Frank

Lynne has over 25 years of experience in the media industry. Previously, she has worked in companies such as WarnerMedia, ESPN/Disney and Turner Broadcasting. Lynne holds a degree in economics and business, and a certificate in corporate board governance from the University of California, Los Angeles (UCLA).

Gio Giovannelli

Gio has over 25 years of international business experience, including four CEO roles in Brazil, one of which was Grupo Multi. Previous board roles include BOVESPA-listed Natura and CVC Viagens. Gio graduated from Bocconi University, holds an Economics Ph.D. and is OPM graduate of Harvard Business School.

Albert Hitchcock

Albert has over 30 years of experience in the technology industry. Previously, Albert was Group CIO at Vodafone and prior to this was Global CIO at Nortel Networks. Albert is a Chartered Engineer and a Fellow of the Institute of Engineering & Technology.

Mike Howells

Mike has more than 20 years of international business experience. Previously, he has worked in the British diplomatic network and the UK Foreign, Commonwealth and Development Office. Mike holds a masters degree in International Law from the University of Nottingham and an Anthropology degree from University College London.

Ishantha Lokuge

Ishantha has more than 20 years of Silicon Valley experience. Previously, he was at Shutterfly, eBay and Healtheon/WebMD. He holds degrees in computer science from Brandeis and Tufts, as well as a graduate degree in Media Arts and Sciences from the Massachusetts Institute of Technology (MIT) Media Lab.

Cinthia Nespoli

Cinthia has 17 years of international legal experience. Previously, she has worked in the manufacturing sector at multinational companies. Cinthia was admitted to the Brazilian bar in 2004 and earned her law degree from Pontifícia Universidade Católica de Campinas and a postgraduate degree in tax law from Pontifícia Universidade Católica de São Paulo.

Anna Vikström Persson

Anna Vikström Persson has over 20 years of international HR experience. Previously, Anna held executive positions at Sandvik, SSAB and Ericsson. Anna has a certificate in German and a masters in law, as well as professional HR qualifications from both London Business School and Michigan Business School.

Bob Whelan

Bob has over 40 years years of significant expertise in testing and assessment. Previously, Bob worked at Personnel Decisions International, as well as National Computer Systems (NCS) which Pearson acquired in 2000. Bob earned his BA from the University of Alabama in finance and economics.

On 8 March 2021 the Group announced a new strategy, including a new divisional structure. As such, the following table sets forth the composition of the Executive Committee following the implementation of the new organizational structure that will come into effect during 2021.

Name	Position
Tom ap Simon	President, Virtual Learning
Tim Bozik	President, Higher Education
Lynne Frank	Chief Marketing Officer and Co-President, Direct-to-Consumer
Gio Giovannelli	President, English Language Learning
Albert Hitchcock	Head of Telecom and Technology Partnerships
Mike Howells	Chief Strategy Officer and Interim President – Workforce Skills
Ishantha Lokuge	Chief Product Officer and Co-President, Direct-to-Consumer
Cinthia Nespoli	Chief Legal Officer
Anna Vikström Persson	Chief Human Resources Officer
Bob Whelan	President, Assessment & Qualifications

Compensation of senior management

It is the role of the Remuneration Committee (the Committee) to approve the remuneration and benefits packages of the Executive Directors and other members of the Pearson Executive.

The principal duties of the Committee are to:

•

Determine and regularly review the remuneration policies for the Executive Directors and other members of Pearson’s Executive management (who report directly to the Chief Executive). This includes base salary, incentive arrangements, pension arrangements, any other benefits and entitlements on termination of employment. When setting remuneration policy and packages, the Committee takes into account all factors which it deems necessary, including wider remuneration practices and related policies for the wider workforce.

•	Ensure the company maintains an appropriate level of engagement with its shareholders and shareholder representative bodies in relation to the Directors’ Remuneration Policy and its implementation.

•	Regularly review the implementation and operation of the Directors’ Remuneration Policy and approve the individual remuneration and benefits packages of Executive management.

•	Approve the design of, and determine targets for, any performance-related pay plans operated by the Group for Pearson Executive management and approve the total payments to be made under such plans.

•	Advise and decide on general and specific remuneration arrangements in connection with the termination of employment of Executive management.

•	Delegated responsibility for determining the remuneration and benefits package of the Chair of the Board.

•	Review updates from management on talent, retention and gender pay gap.

•	Have oversight of workforce remuneration, policies and practice for the wider organization.

Remuneration policy

The 2020 Directors’ Remuneration Policy (2020 policy) described was approved by our shareholders at the Annual General Meeting held on 24 April 2020. The 2020 policy is underpinned by Pearson’s remuneration principals and aligns the remuneration arrangements for Executive Directors with our strategy and the interests of our long-term shareholders.

The Committee’s starting point continues to be that total remuneration should reward both short and long- term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional performance.

Total remuneration is composed of fixed and performance-linked elements, with each element supporting different objectives. Base salary: helps to recruit, reward and retain employees. Base salary reflects the employment market, level, role, skills, experience and individual contribution. Allowances and benefits: help the company to recruit and retain employees. Retirement benefits: help to recruit and retain staff and recognize their long-term commitment to the company. Annual incentives: Recognize and motivate the achievement of annual business goals and strategic objectives. Annual incentives typically have a focus on key financial and non-financial metrics and reward employees for the company’s performance and their individual contribution to the success of the company. Long-term incentives: help to recruit, reward and retain people, drive long-term earnings, share price growth and value creation to align the interests of Executives and shareholders. Long-term incentives encourage long-term shareholding and commitment to the company and link management’s long-term reward and wealth to corporate performance in a flexible way.

For Executive Director benchmarking purposes, the Committee reviews remuneration by reference to different comparator groups including survey data from companies of similar size and scope, excluding financial services companies.

Consistent with its policy, the Committee places considerable emphasis on the performance-linked elements i.e. Annual and Long-term incentives. The Committee continues to review the mix of fixed and performance- linked remuneration on an annual basis, consistent with its overall philosophy.

Appointment of Chief Executive Officer

In October 2020, Andy Bird was appointed as Chief Executive after a very thorough recruitment process. In order to secure Andy Bird’s appointment, the Committee developed a remuneration package mindful of practice in Andy Bird’s home market – the US – where pay rates are substantially higher than in the UK and the way pay is structured is often very different. The Committee believe that such a package was an essential bridge between practices in order to secure an exceptional candidate who will lead Pearson through the next phase of its strategic development.

Going forward remuneration arrangements

With the exception of the co-investment award, a one-off arrangement to support his recruitment, Andy Bird’s remuneration arrangements were set in line with our approved Directors’ Remuneration Policy, which is aligned to UK market practice and key governance principles. Whilst within policy, the Committee recognizes that this package represents an uplift over his predecessor. When setting the package, the Committee considered, as is typical practice, Andy Bird’s proven skills and experience, the remuneration he received in his prior role and compensation levels for Chief Executive roles at comparable companies (including both FTSE-listed companies and global sector comparators). After careful evaluation, the Committee determined that such a package was appropriate, balancing these various reference points. While the Committee was mindful of internal relativities, it believed that securing such an exceptional candidate as Andy Bird was fundamental to Pearson’s future success.

Remuneration Element	Amount	Commentary
Base salary	$1,250,000	Andy’s first salary review will be in 2023. His base salary will be fixed at $1,250,000 until then.

Retirement benefits	16% of salary	Andy receives an annual cash allowance of 16% of base salary in lieu of pension. This is the cash allowance

Annual Incentive Plan Participation	Maximum annual opportunity of 200% base salary	Andy will be eligible to participate in Pearson’s Annual Incentive Plan from 1 January 2021. He will have a maximum opportunity of 200% of base salary and a target bonus equal to 50% of the maximum opportunity.

Long-Term Incentive Plan Participation	Maximum annual opportunity of 300% base salary	From 2021, Andy will be eligible to participate in the Pearson Long-Term Incentive Plan with a maximum annual face value of 300% of base salary.

Benefits	In accordance with the Directors’ Remuneration Policy	Andy receives benefits in line with our Directors’ Remuneration Policy, including travel- related benefits, private healthcare and risk-related benefits. In addition, the Company makes a contribution towards the rental costs of an apartment in New York to be used for business purposes, the cost of which will be capped at of $240,000 per year ($20,000 per month) prior to any taxes which may be due. The Committee considers it critical for Andy to have a base in New York so that he can be close to Pearson operations on the East Coast, while also facilitating easier travel to our London headquarters.

Shareholding requirements	In accordance with the Directors’ Remuneration Policy	Andy will be required to hold Pearson shares with a market value of 300% of base salary, this requirement will extend for two years post-employment. As at 31 December 2020, Andy had met his shareholding requirement.

Appointment of Chief Financial Officer

Sally Johnson was appointed as Chief Financial Officer on 24 April 2020. On appointment, Sally’s base salary was set at £515,000 per annum, in line with the starting salary of Coram Williams in 2015. Her maximum AIP opportunity is 170% of salary and she will be granted an annual LTIP award with a maximum face value of 245% of salary.

Base salary

Base salaries are set to provide the appropriate rate of remuneration for the job, taking into account relevant employment markets, business sectors and geographic regions.

Base salaries are typically reviewed annually taking into account: general economic and market conditions; the level of increases made across the company as a whole; particular circumstances such as changes in role, responsibilities or organization; the remuneration and level of increases for executives in similar positions in comparable companies in accordance with their regional employment market; and individual performance.

While there is no maximum salary level or maximum increase that may be offered, salary increases will normally be in line with typical increases awarded to other employees in the Group.

However, increases may be above this level in certain circumstances such as:

•

Where a new Executive Director has been appointed to the Board at a lower than typical market salary to allow for growth in the role. Then larger increases may be awarded to move salary positioning closer to typical market level as the Executive Director gains experience.

•	Where an Executive Director has been promoted or has had a change in responsibilities.

•	Where there has been a significant change in market practice or where there has been a significant change in the size and/or scope of the business.

Allowances and benefits

Allowances and benefits comprise cash allowances and non-cash benefits and which may include:

•	travel-related benefits (such as company car, car allowance and private use of a driver);

•	health-related benefits (such as healthcare, health assessment and gym benefit);

•	and risk benefits (such as additional life cover and long-term disability insurance that are not covered by the company’s retirement plans).

Executive Directors are also eligible to participate in savings-related share acquisition programs, which are not subject to any performance conditions, on the same terms and to the same value as other employees.

Where an Executive Director is required to relocate to perform their role, appropriate one-off or on-going expatriate/relocation benefits may be provided (e.g. housing, schooling etc.).

The Committee may introduce other benefits, where it is considered appropriate to do so, taking into account the individual circumstances, the country of residence of a Director, the benefits available to all employees and the wider external market.

The cost of the provision of allowances and benefits varies from year to year depending on the cost to the company and there is no prescribed maximum limit. However, the Committee monitors annually the overall cost of the benefits provided along with market data, to ensure that it remains appropriate.

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

The Committee will also honor all pre-existing retirement benefit obligations, commitments or other entitlements that were entered into by a member of the Pearson Group before that person became a Director, such as participation in the Final Pay section of the Pearson Group Pension Plan, which is closed to new members.

New appointments

From 2020, in line with our approved 2020 policy, new executive appointments to the Board are eligible to receive pension contributions of up to 16% of pensionable salary or a cash allowance of up to 16% of salary in line with the maximum company contribution as a percentage of salary that UK employees who are over 45 are eligible to receive.

UK Executive Directors who are, or become, affected by the lifetime allowance may be provided with appropriate benefits, as an alternative to further accrual of pension benefits such as a cash supplement, in line with the treatment for the employee population.

The pension entitlements of each Director are as follows:

Andy Bird

Andy Bird receives a payment in lieu of pension at 16% of his base salary. This is the new hire Executive Director rate in accordance with our Directors’ Remuneration Policy as approved at the 2020 AGM which was set in line with the pension provision for UK employees of a similar age.

Sally Johnson

Sally is an existing member of the Final Pay Section of the Pearson Pension Plan. Her accrual rate is 1/60th of pensionable salary per annum, restricted to the Plan earnings cap (£170,400 per annum in 2020/21). There are no enhanced early retirement benefits.

John Fallon

John Fallon was a member of the Final Pay Section of the Pearson Pension Plan. Mr Fallon left Pearson on 31 December 2020 at which point his benefit accrual in the Plan ceased. Mr Fallon attained the maximum service accrual for this benefit when he reached 20 years’ service in October 2017. With effect from this date, he had accrued a benefit of two-thirds of his final pensionable salary and no further service-related benefits were accrued under the Plan. Based on the 2020/21 earnings cap of £170,400, he will have accrued a pension of £108,680 per annum at this time.

In addition, during 2020 he received a taxable and non-pensionable cash supplement in lieu of the previous Funded Unapproved Retirement Benefits Scheme (FURBS) arrangement. This supplement was reduced from 26% to 23% of base salary during 2020 as the first annual step in reducing John Fallon’s pension entitlements to align with the UK workforce rate of 16% of base salary under our revised Directors’ Remuneration Policy. There are no enhanced early retirement benefits.

Coram Williams

Coram Williams was a member of the Final Pay Section of the Pearson Pension Plan. Coram left Pearson on 24 April 2020, at which point his benefit accrual in the Plan ceased. He had an accrual rate of 1/60th of pensionable salary per annum, restricted to the Plan earnings cap (£166,200 per annum in 2019/2020), with continuous service with a service gap. There are no enhanced early retirement benefits.

Annual incentives

Measures and performance targets are set by the Committee at the start of the year, with payment made after year end following the Committee’s assessment of performance relative to targets.

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

Annual incentives will not exceed 200% of base salary. For the Chief Executive, the individual maximum incentive opportunity is 200% of base salary and 170% for the Chief Financial Officer. There is normally no pay-out for performance at threshold. 50% of the maximum is payable for on-target levels of performance.

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

The funding of annual incentives will normally be related to the performance against financial and strategic imperatives performance targets. For the 2021 financial year the annual bonus will be based 30% on adjusted operating profit, 30% on sales performance, 20% on operating cash flow and 20% on strategic measures. Each performance measure will operate independently. There will be no changes to the maximum annual incentive opportunities for 2021.

Strategic measures will be measured, using third party data or externally audited internal data (where third- party data is not available or applicable). Performance metrics linked to strategic objectives can be selected annually to support the Group’s strategy. A pay-out will only be made if a minimum level of performance has been achieved under the financial metrics, as determined by the Committee each year.

Details of performance measures, weightings and targets will be disclosed in the annual Remuneration Report for the relevant financial year if and to the extent that the Committee deems them to be no longer commercially sensitive. The performance period is one year.

Long-term incentives

Awards of shares are made on an annual basis, which vest on a sliding scale based on performance, assessed against corporate performance targets measured at the end of the three-year performance period.

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

The Committee may apply malus and / or clawback for a period of five years in circumstances, such as financial misstatement, individual misconduct, or reputational damage to the company.

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

Sally Johnson was the only Executive Director eligible for a Long-Term Incentive Plan (LTIP) award in 2020. The maximum face value of the award granted was 245% of base salary. The Committee exercised its discretion in determining the appropriate share price to use for this purpose which is normally the closing share price on the trading day prior to the date of grant (which would have been 459.80p). However, mindful of recent share price volatility, the Committee exercised its discretion to use the five-day average share price to 1 March 2020, which was the share price used to determine share awards for the wider employee population and resulted in a lower number of shares being granted.

The 2020 LTIP award will vest on 1 May 2023 subject to the following performance targets:

EPS (1/3)		Net ROIC (1/3)		Relative TSR (1/3)
Vesting schedule (% of max)	Adjusted EPS for FY22	Vesting schedule (% of max)	Adjusted net ROIC for FY22	Vesting schedule (% of max)	Ranked position vs. FTSE 100
15%	45.5p	15%	5.2%	25%	Median
65%	52.5p	65%	6.2%	—	—
100%	60.0p	100%	7.5%	100%	Upper quartile

Note:	straight line vesting between points shown, with no vesting for performance below threshold.

For 2021, Andy Bird and Sally Johnson will be granted an award of 300% of base salary and 245% of base salary, respectively. The Committee has not yet finalized setting performance targets for the 2021 LTIP, but when setting targets, the Committee follows a robust process, taking into account Pearson’s strategic plan, as well as external expectations. Targets set will be stretching in this context.

In May 2018, John Fallon and Coram Williams were made awards under the 2018 LTIP. These awards were based on performance the business delivered over the three-year period from 2018 to 2020. On leaving the Company, Coram Williams forfeited all unvested LTIP awards, including this award.

The LTIP award made to John Fallon would have vested on the normal vesting date, pro-rated for time to reflect John’s departure prior to the normal vesting date, but the applicable performance targets have not been not met and therefore his award, together with awards for other participants, will lapse in full.

Co-investment award

In order to secure Andy Bird as our Chief Executive the Committee developed a one-off co-investment award, to help bridge the considerable gap in compensation practice between the UK and the US, Andy’s home market, where both amounts and structures are quite different. The Committee recognizes that such a one-off arrangement is not typical in the UK market, but believe it was the optimal structure to secure Andy Bird’s recruitment whilst incentivizing the creation of long-term shareholder value and keeping our forward-looking 2020 policy unchanged.

In order to grant the co-investment award, which was not envisaged in the Directors’ Remuneration Policy approved by shareholders at the AGM held on 24 April 2020, the Company sought shareholder approval of a resolution to amend the Directors’ Remuneration Policy on 18 September 2020. This resolution received support from 67% of shareholders. Given the unusual nature of the co-investment award in the UK market, the Board very much appreciated the support received by the majority of shareholders, although noted that a significant minority voted against the proposals. Pearson engaged extensively with shareholders during Andy’s appointment process, and in light of the General Meeting outcome, the Committee undertook a further engagement exercise to listen to and understand the views and perspectives of our shareholders.

The key features of the award are detailed below.

Director	Date of award	Vesting date	Number of shares	Face value	Face value (% of base salary)[1]
Andy Bird	9 December 2020	See below	1,208,861	$9,375,000	750%

[1]	Face value was determined using a share price of 590.2p (five-day average to 24 August 2020) and a USD:GBP exchange rate of 1.314 (five-day average to 24 August 2020).

The grant of the co-investment award was conditional on Andy purchasing Pearson shares equal to 300% of base salary by 31 December 2020 (being a total value of $3.75m), which he must continue to hold throughout the period to 31 December 2023. This personal investment by Andy demonstrates his commitment to the role and creates immediate alignment with shareholders.

In consideration for this investment, Andy was granted a co-investment award equal to 750% of base salary.

The co-investment award will vest in three equal tranches as soon as practicable following 31 December 2021, 31 December 2022 and 31 December 2023 respectively and will be subject to performance underpins and Andy’s continued employment as at each vesting date.

Shares that vest will be subject to a holding period until 31 December 2023. The co-investment award was designed taking into account Andy’s home market – the US – where the structure of pay is often very different to the UK and aims to incentivise the transformation of the business and growth in the near-term. It was therefore considered appropriate that the phased vesting schedule and holding period to December 2023 reflect the period over which it is expected value will be delivered to our shareholders.

The vesting of the co-investment award is subject to the achievement of performance underpins to ensure the Committee can reduce vesting if in its opinion the performance of the business or the individual does not support this. These underpins are intended to prevent payment for failure.

The vesting of each tranche of the award will be subject to the following performance underpins:

•	an appropriate level of progress being made in relation to delivering our strategy including our ongoing transition from print to digital

•	no significant ESG issues related to Andy’s tenure occurring which result in significant reputational damage

In addition, the vesting of the final tranche of the award will also be subject to the following TSR underpin:

•	the company’s TSR from the date of the announcement of Andy’s appointment to 31 December 2023 is either (1) positive; or (2) is at median or above when compared to the performance of the FTSE 100

If one or more of the underpins are not achieved, then the Committee would consider whether, and to what extent, a discretionary reduction in the number of shares vesting was required.

Shareholding policy

Executive Directors are expected to build up a shareholding in the company. The target holding is 300% of salary for the Chief Executive and 200% of salary for the Chief Financial Officer. Members of the executive management team are expected to build a holding of 100%.

Post-employment shareholding policy

Executive Directors are expected to retain their shareholding guideline (or actual holding if lower) for two years following stepping down as an Executive Director. This provision does not apply to any shares purchased by the Executive Director.

Service agreements

In accordance with long established policy, all Executive Directors have service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues indefinitely. There are no special provisions for notice or non-share-based compensation in the event of a change of control of Pearson. It is Pearson’s policy that the company may terminate the Chairman’s and Executive Directors’ service agreements by giving no more than 12 months’ notice.

Payment in lieu of notice

As an alternative, for Executive Directors, Pearson may at its discretion pay in lieu of that notice. Payment in lieu of notice may be made in equal monthly installments from the date of termination to the end of any unexpired notice period. Payment in lieu of notice in installments may also be subject to mitigation and reduced taking into account earnings from alternative employment.

For Executive Directors, payment in lieu of notice comprises 100% of the annual salary at the date of termination and the annual cost to the company of providing pension and all other benefits. For the Chairman, payment in lieu of notice comprises 100% of the annual fees at the date of termination.

The company may, depending on the circumstances of the termination, determine that it will not pay the Director in lieu of notice and may instead terminate a Director’s contract in breach and make a damages payment, taking into account as appropriate the Director’s ability to mitigate their loss.

The company may also pay an amount considered to be reasonable by the Committee in respect of fees for legal and tax advice and outplacement support for the departing Director. The Committee reserves the right to make any other payments in connection with a Director’s cessation of office or employment where the payments are made in good faith, in discharge of an existing legal obligation (or by way of damages for breach of such an obligation) or by way of settlement of any claim arising in connection with the cessation of a Director’s office or employment.

Share awards

On cessation of employment, unless otherwise provided for under the rules of Pearson’s discretionary share plans, Executive Directors’ entitlements to any unvested awards lapse automatically. In the case of termination of employment due to injury, disability, ill-health or redundancy (as determined by the Committee), where a participant’s employing company ceases to be part of Pearson, or any other reason if the Committee so decides in its absolute discretion:

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

Annual bonus

On cessation of employment, Executive Directors, participating in an Annual Incentive Plan for the relevant financial year, may, at the Committee’s discretion, retain entitlement to a pro rata annual incentive award, for their period of service during the financial year prior to their leaving date. Such pay-out will normally be calculated in good faith on the same terms and paid at the same time as for continuing Executive Directors.

Other elements of remuneration

Eligibility for allowances and benefits including retirement benefits normally cease when an employee retires or when an employee’s employment is terminated for any other reason.

John Fallon stepped down as Chief Executive and as a Director of Pearson plc on 18 October 2020. John remained an employee and adviser until 31 December 2020 to support the transition to Andy Bird as new Chief Executive Officer. Between 19 October 2020 and 31 December 2020, John was employed on his existing remuneration arrangements, save as described below.

•	On ceasing to be employed by Pearson, and in accordance with the terms of his contract of employment, there was no payment for loss of office

•	John remained eligible for an award under the AIP for the period 1 January 2020 to 31 December 2020. The award was based on Pearson group performance for 2020.

•	John did not receive any award under the LTIP in respect of 2020.

•

John was treated as a good leaver in respect of his outstanding awards under the LTIP and treatment of the awards was in accordance with the relevant plan rules. The LTIP awards will vest on their normal vesting dates, subject to the achievement of the applicable performance conditions. They will be pro-rated to reflect John’s departure prior to the normal vesting date.

•

In accordance with the Directors’ Remuneration Policy, John was provided with appropriate support for his transition totalling a value of £60,000. Pearson will continue to support John with tax advice and filings in connection with his employment with Pearson. Pearson has also paid a total of £21,818, including associated taxes, in legal fees in connection with his departure.

•

In line with the Directors’ Remuneration Policy John is required to retain Pearson shares with a value of 300% of his base salary (or his actual shareholding if lower) for a period of two years from 19 October 2020. This guideline does not apply to shares purchased by John or earned prior to him being appointed as Chief Executive.

Coram Williams stepped down from the role of Chief Financial Officer on 24 April 2020. Coram Williams did not receive any payment in respect of his unserved notice period nor was there any payment for loss of office. Coram was not eligible for any AIP payment in respect of 2020 nor was he granted a 2020 LTIP. He forfeited all unvested LTIP awards on departure. In accordance with the Directors’ Remuneration Policy, Pearson continued to support Coram Williams with tax advice and filings in connection with any obligations resulting from his employment with Pearson.

Executive Directors’ Non-Executive Directorships

The Group’s policy is that Executive Directors may, by agreement with the Board, serve as Non-Executives of other companies and retain any fees payable for their services. Neither of the current Executive Directors, Andy Bird nor Sally Johnson, hold any external appointments.

Chair’s and Non-Executive Directors’ remuneration

The Chair is paid a single fee for all of their responsibilities. The Chair’s fee is set at a level that is competitive with those of Chairmen in similar positions in comparable companies.

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

Pearson reimburses the Chair’s and Non-Executive Directors’ travel and other business expenses, and any tax incurred thereon, if applicable.

Normally a minimum of 25% of the Chair and Non-Executive Directors’ basic fee is paid in Pearson shares that the Non-Executive Directors have committed to retain for the period of their directorships. Shares are normally acquired quarterly at the prevailing market price with the individual’s after-tax fee payments.

Fee levels are reviewed on a periodic basis.

The basic total fees payable to the Non-Executive Directors (excluding the Chair) are subject to the limit set out in the Articles of Association of the company (currently £750,000) and as increased by ordinary resolution from time to time.

With effect from April 24, 2020
Non-Executive Director	£70,000
Chairmanship of Audit Committee	£27,500
Chairmanship of Remuneration Committee	£22,000
Chairmanship of Nomination and Governance Committee	£15,000
Chairmanship of Reputation and Responsibility Committee	£15,000
Membership of Audit Committee	£15,000
Membership of Remuneration Committee	£10,000
Membership of Nomination and Governance Committee	£8,000
Membership of Reputation and Responsibility Committee	£8,000
Senior Independent Director	£22,000

Notes:

(1)	The fee paid to the Chair remains unchanged for 2021 at £500,000.
(2)	The fees paid to Non-Executive Directors are unchanged for 2021.
(3)	A minimum of 25% of the basic fee is paid in Pearson shares that the Chairman and Non-Executive Directors have committed to retain for the period of their directorships.
(4)	Non-Executive Directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Remuneration of board of directors

The remuneration received by the Chair, Non-Executive Directors and Executive Directors in respect of the financial year ending December 31, 2020 was as follows:

	Base Salary/ Fees	Allowances & Benefits(1)	Annual Incentives	Long-term Incentives	Retirement Benefits	Total
	£000	£000	£000	£000	£000	£000
Chair
Sidney Taurel	500	16	—	—	—	516
Non-Executive Directors
Elizabeth Corley	115	1	—	—	—	116
Sherry Coutu	88	2	—	—	—	90
Vivienne Cox	129	3	—	—	—	132
Josh Lewis	28	7	—	—	—	35
Linda Lorimer	99	8	—	—	—	107
Michael Lynton	92	3	—	—	—	95
Graeme Pitkethly	92	1	—	—	—	93
Tim Score	116	1	—	—	—	117
Andy Bird	41	—	—	—	—	41
Lincoln Wallen	92	—	—	—	—	92
Executive Directors
Andy Bird	203	98	—	—	33	334
John Fallon	653	24	—	—	178	855
Sally Johnson	353	9	—	—	45	407
Coram Williams	172	12	—	—	1	185

Board of Directors	2,773	185			257	3,215

Notes:

(1)	Benefits include company car, car allowance, private use of a driver, healthcare, professional services and additional and subsistence expenses.

(2)	Andy Bird served as Non-Executive Director between 1 May to 18 October 2020. Andy Bird was appointed to the role of Chief Executive and Executive Director from 19 October 2020.
(3)	John Fallon served as Chief Executive from 1 January 2020 to 18 October 2020.
(4)	Sally Johnson was appointed to the role of Chief Financial Officer on 24 April 2020.
(5)	Coram Williams served as Chief Financial Officer from 1 January 2020 to 24 April 2020.
(6)	The single figure remuneration for Andy Bird has been converted using a USD: GBP exchange rate of 1.2772 (average exchange rate for 2020).

Share options for senior management

Sally Johnson holds 2,658 options under the Pearson Save For Shares scheme, a savings-related share acquisition program open to all employees. These are not subject to future performance conditions.

Share ownership of senior management

The table below shows the number of ordinary shares and conditional shares held by Directors and their connected persons as at December 31 2020. Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options of Senior Management”. The total number of ordinary shares held by senior management as of December 31, 2020 was 1,484,693.

As at 31 December 2020	Ordinary Shares (1)	Conditional Shares
Chair
Sidney Taurel	223,406	—
Executive Directors
Andy Bird	586,437	1,208,861
John Fallon	450,262	587,135
Sally Johnson	11,822	244,052
Coram Williams	56,108	—
Non-Executive Directors
Elizabeth Corley	32,795	—
Sherry Coutu	5,061	—
Vivienne Cox	8,945	—
Josh Lewis	14,818	—
Linda Lorimer	13,838	—
Michael Lynton	18,785	—
Graeme Pitkethly	2,276	—
Tim Score	48,472	—
Lincoln Wallen	11,668	—

Notes:

(1)	Share interests are shown as at 31 December 2020. For Directors who stepped down from the Board during the year, share interests are shown as at the date of their stepping down.
(2)

Ordinary shares include both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals under the long-term incentive plan and any other share plans they might have participated in.

(3)	Conditional shares means unvested shares which remain subject to performance conditions, performance underpins and/or continuing employment for a pre-defined period.
(4)

The register of Directors’ interests (which is open to inspection during normal office hours) contains full details of Directors’ shareholdings and options to subscribe for shares. The market price on December 31, 2020 was 680.40p per share and the range during the year was 423.50p to 696.20p.

(5)

Graeme Pitkethly purchased 6,075 shares on 8 March 2021, taking his total holding to 8,351 shares. There have been no other changes in the interests of any Director between 31 December 2020 and 12 March 2021, being the latest practicable date prior to the publication of this report.

The total remuneration of the Executive Committee is set out in the table below:

All figures in £ millions	2020
Short-term employee benefits	6
Retirement benefits	1
Share-based payment costs	6

Total	13

Employee share ownership plans

In 1998, Pearson introduced a Worldwide Save For Shares Plan (“Plan”). Under this Plan, employees around the world have the option to save a portion of their monthly salary over periods of three or five years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the commencement of the employee’s participation in the plan. In 2014, shareholders approved the renewal and extension of the life of the Plan in the UK by a further ten years, until 2024 and the renewal of the directors’ authority to continue to operate equivalent arrangements for employees based outside of the UK. As part of this renewal, the savings limit for the UK HMRC-approved part of the plan (which forms the basis of the plan in the rest of the world outside the US) was increased from £250 to £500 per month. Since 2020, Pearson has only operated a three-year Plan under the new name “Save For Shares”.

In the United States, Pearson operates an employee stock purchase plan (“ESPP”) under Section 423 of the US Internal Revenue Code of 1986. This plan was introduced in 2000 following Pearson’s listing on the New York Stock Exchange. Under it, participants save a portion of their monthly salary over six month periods, at the end of which they have the option to purchase ADRs with their accumulated funds at a purchase price equal to 85% of the lower of the market price prevailing at the beginning or end of the period. The maximum employee contribution under the plan is $1,000 per month.

Board practices

As at February 28, 2021, the Group’s Board comprises the Chair, two Executive Directors and eight Non-Executive Directors. The articles of association provide that at every annual general meeting, one-third of the Board of Directors, or the number nearest to one-third, shall retire from office. The Directors to retire each year are the Directors who have been longest in office since their last election or appointment. A retiring Director is eligible for re-election. If at any annual general meeting, the place of a retiring Director is not filled, the retiring Director, if willing, is deemed to have been re-elected, unless at or prior to such meeting it is expressly resolved not to fill the vacated office, or unless a resolution for the re-election of that Director has been put to the meeting and lost. The articles of association also provide that every Director be subject to re-appointment by shareholders at the next annual general meeting following their appointment.

However in accordance with the UK Corporate Governance Code, the Board has resolved that all Directors should offer themselves for re-election on an annual basis at the company’s annual general meeting. Accordingly, all of the Directors will offer themselves for re-election at the forthcoming annual general meeting on April 23, 2021.

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

The Board of Directors has established the following formal Committees, all of which report to the Board. Each Committee has its own written terms of reference setting out its authority and duties. These can be found on the Group’s website http://plc.pearson.com/company/business-operations

Audit Committee

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

Remuneration Committee

This Committee meets regularly to determine the remuneration and benefits of the executive Directors and oversees remuneration arrangements for the Pearson Executive. The Committee also recommends the Chair’s remuneration to the Board of Directors for its decision. Elizabeth Corley chairs this Committee and its other members are Sherry Coutu, Tim Score and Sidney Taurel.

Nomination & Governance Committee

This Committee reviews corporate governance matters including UK Corporate Governance Code compliance and Board evaluation, considers the appointment of new Directors, Board experience and diversity, and reviews Board induction and succession plans. The Committee is Chaired by Vivienne Cox and its other members are Elizabeth Corley, Sherry Coutu, Tim Score and Sidney Taurel.

Reputation & Responsibility Committee

This Committee considers the Group’s impact on society and the communities in which the Group operates, including to ensure strategies are in place to manage and improve the Group’s reputation. Linda Lorimer chairs this Committee and its other members are Andy Bird, Vivienne Cox, Michael Lynton, Graeme Pitkethly and Lincoln Wallen.

Employees

The average number of persons employed by the Group in continuing operations during each of the three fiscal years ended 2020 were as follows:

•	21,335 in fiscal 2020, and

•	22,734 in fiscal 2019, and

•	24,322 in fiscal 2018.

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

The table set forth below shows for 2020, 2019 and 2018 the average number of persons employed in each of the Group’s segments.

Average number employed	2020	2019	2018
UK	4,204	4,345	4,420
Other European Countries	865	852	975
US	10,916	12,226	12,431
Canada	323	398	673
Asia Pacific	3,133	2,748	3,493
Other Countries	1,894	2,165	2,331

Continuing operations	21,335	22,734	24,322

The average number employed in discontinued operations was nil in 2020, nil in 2019, and nil in 2018.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As at February 28, 2021, the company had been notified under the Financial Conduct Authority’s Disclosure and Transparency Rules of the following significant voting rights in its shares:

Name of Shareholder	Number of ordinary shares held	% of outstanding ordinary shares represented by number of shares held*
Lindsell Train Limited	84,082,002	11.18
Schroders plc	75,127,663	9.98
Silchester International Investors LLP	75,051,050	9.97
Blackrock, Inc	52,598,285	6.97
Cevian Capital II GP Limited Inc	40,623,241	5.40
Ameriprise Financial Inc and its group	41,236,375	5.02
Libyan Investment Authority**	24,431,000	3.01

*	% of Issued share capital on date notified
**

Based on notification to the company dated June 7, 2010. We have been notified of no change to this holding since that date. Assets belonging to, or owned, held or controlled since September 16, 2011 by the Libyan Investment Authority and located outside Libya on that date, are frozen in accordance with The Libya (Sanctions) (EU Exit) Regulations 2020.

On February 28, 2021, 2,674 record holders with registered addresses in the United States held 21,899,175 ADRs, which represented 2.91% of the Group’s outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of shares beneficially owned in the United States.

Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2020 are shown in note 12 in “Item 18. Financial Statements.” Dividends receivable from joint ventures and associates are set out in note 12 in “Item 18. Financial Statements”. There were no other related party transactions in 2020.

ITEM 8.	FINANCIAL INFORMATION

The financial statements filed as part of this Annual Report are included on pages F-1 through F-93 hereof.

Other than those events described in note 37 in “Item 18. Financial Statements” of this Form 20-F and seasonal fluctuations in borrowings, there has been no significant change to the Group’s financial condition or results of operations since December 31, 2020. The Group’s borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, the maximum level of net debt normally occurs in the third quarter, and the minimum level of net debt normally occurs in December.

However, in response to the COVID-19 outbreak, the Group took a decision to suspend the share buyback program, which helped to preserve liquidity and had positive impact on net debt and borrowings strategy for H1 2021.

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

Articles of association

The Group summarizes below the material provisions of its articles of association, as amended, which have been filed as an exhibit to its annual report on Form 20-F for the year ended December 31, 2020. The summary below is qualified entirely by reference to the Articles of Association. The Group has multiple business objectives and purposes and is authorized to do such things as the Board may consider fit to further its interests or incidental or conducive to the attainment of its objectives and purposes.

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

•

the appointment or election of Directors. Notwithstanding the provisions of the Articles, the Board has resolved that all Directors should offer themselves for re-election annually, in accordance with the UK Corporate Governance Code;

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

The Group may, from time to time, increase its share capital by allotting new shares in accordance with the prescribed threshold authorized by shareholders at the last annual general meeting and subject to the consents and procedures required by the Companies Act 2006. The Group may also, by special resolution, reduce its share capital.

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

No provision of the articles of association expressly governs the ordinary share ownership threshold above which shareholder ownership must be disclosed. Under the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, any person who acquires, either alone or, in specified circumstances, with others an interest in the Group’s voting share capital equal to or in excess of 3% comes under an obligation to disclose prescribed particulars to the Group in respect of those ordinary shares. A disclosure obligation also arises where a person’s notifiable interests fall below 3%, or where, at or above 3%, the percentage of the Group’s voting share capital in which a person has a notifiable interest reaches, exceeds or falls below 3%, 4%, 5%, 6%, 7%, 8%, 9%, 10%, and each 1% threshold thereafter up to 100%.

Limitations affecting holders of ordinary shares or ADSs

Under English law and articles of association, persons who are neither UK residents nor UK nationals may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

With respect to the items discussed above, applicable UK law is not materially different from applicable US law.

Material contracts

The Group has not entered into any contracts outside the ordinary course of business during the two-year period immediately preceding the date of this annual report, other than the Trust Deed entered into in 2020 with respect to £350.0 million aggregate principal amount of 3.750% guaranteed notes due 2030, in each case, issued by a subsidiary and guaranteed by Pearson, which filed as Exhibit 2.6 of this report.

Executive employment contracts

The Group has entered into agreements with each of its Executive Directors pursuant to which such Executive Director is employed by the Group. These agreements describe the duties of such Executive Director and the compensation to be paid by us. See “Item 6. Directors, Senior Management and Employees — Compensation of Senior Management”.

It is the Group’s policy that it may terminate the Executive Directors’ service agreements by giving no more than 12 months’ notice. As an alternative, the Group may at its discretion pay in lieu of that notice. Payment-in-lieu of notice may be made in equal monthly installments from the date of termination to the end of any unexpired notice period. In the case of the Chief Executive, payment-in-lieu of notice in installments may also be subject to mitigation. For Executive Directors, pay in lieu of notice comprises 100% of the annual salary at the date of termination and the annual cost to the company of providing pension and all other benefits. In limited circumstances, in addition to making a full payment in lieu of notice, the Group may permit an Executive Director to stay employed after the announcement of their departure for a limited period to ensure an effective hand-over and/or allow time for a successor to be appointed. The Group may, depending on the circumstances of the termination, determine that it will not pay the Director in lieu of notice and may instead terminate a Director’s contract in breach and make a damages payment, taking into account as appropriate the Director’s ability to mitigate their loss.

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

Because US and UK tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the US federal, state and local, UK and other, including foreign, tax consequences of investing in the ordinary shares or ADSs. Except where otherwise indicated, the statements of US and UK tax law set out below are based on the laws, interpretations and tax authority practice in force or applicable as of February 28, 2021 and are subject to any changes occurring after that date, possibly with retroactive effect.

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

Following certain EU litigation, HM Revenue & Customs (HMRC) accepted that it would no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system (or transferred into a clearance service or depositary receipt system, where such transfer is integral to the raising of capital by the company concerned) on the basis that the charge was not compatible with EU law. Following the UK’s departure from the EU, such pre-existing EU law rights, recognized in litigation, were preserved as a domestic law matter following the end of the implementation period on December 31, 2020 pursuant to provisions of the UK European Union (Withdrawal) Act 2018. HMRC’s view is that the 1.5% SDRT or stamp duty charge will continue to apply to transfers of shares into a clearance service or depositary receipt system, unless they are an integral part of an issue of share capital. Accordingly, specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

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

Documents on display

Copies of the Group’s Memorandum and Articles of Association are filed as exhibits to this Annual Report. We also file reports and other information with the SEC. These materials, including this Annual Report and the accompanying exhibits are available at http://plc.pearson.com/investors. In addition, shareholders may visit the Investor section of our website at corporate.pearson.com or request a copy of certain documents referred to in this Annual Report by writing to us at the following address: Pearson plc, c/o the Company Secretary, 80 Strand, London WC2R 0RL.

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

In response to the COVID-19 outbreak, the Group took a decision to suspend the share buyback program, which helped to preserve liquidity and maintain the Group’s credit metrics. In May 2020 Standard and Poor’s downgraded the Group to BBB- (stable) (2019: BBB (negative outlook)) and in August 2020 Moody’s downgraded the Group to Baa3 (stable) (2019: Baa2 (stable outlook)), reflecting weaker anticipated results for 2020 as a result of COVID-19. It is anticipated that sales and profit growth will improve the Group’s credit position following the end of widespread social distancing and lockdown measures in the Group’s major markets

Interest and foreign exchange rate management

The Group’s principal currency exposure is to the US dollar (USD) which represents more than 60% of the Group’s sales. A portion of the Group’s debt is held in US dollars to provide a natural hedge of this exposure.

Pearson achieves this mix in one of three ways:

•	Issuing fixed rate debt in USD;

•

Issuing fixed debt in euro and swapping it to British Pounds Sterling (GBP)  either at fixed or floating rates and swapping an element to USD either using cross currency swaps or foreign exchange swaps;

•	Borrowing in USD at floating rates on the group’s bank facility.

At December 31, 2020, the group had swap contracts and fixed rate bonds to fix the interest rate on $1,554m vs $1,058m (2019) of total fixed debt, excluding leases.

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

At December 31, 2020, the Group had cash of £1.1 billion and Pearson’s $1.19bn (£0.9m) US dollar denominated revolving credit facility due 2024 was undrawn

At December 31, 2019, the Group had cash of £0.4 billion and was  drawn at £230m/$315m of $1.19bn (£0.9m) US dollar denominated revolving credit facility due 2024.

The $1.19 billion facility contains interest cover and leverage covenants which the Group has complied with for both the years ended December 31, 2019 and December 31, 2020.

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

The following table summarizes various fees currently charged by The Bank of New York Mellon:

Person depositing or withdrawing shares must pay to the depositary:	For:
$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•  cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$ .05 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities by the depositary to ADS registered holders of deposited securities

$.05 (or less) per ADS per calendar year	• Depositary services

Registration of transfer fees	• Transfer and registration of shares on the share register to or from the name of the depositary or its agent when shares are deposited or withdrawn

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees incurred in past annual period and fees to be paid in the future

The Depositary reimburses the company for certain expenses it incurs in relation to the ADS program. The Depositary also pays the standard out-of-pocket maintenance costs for the registered ADSs, which consist of the expenses for the mailing and printing of proxy materials, distributing dividend checks, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It also reimburses the company for certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the company, but the amount of reimbursement is not necessarily tied to the amount of fees the Depositary collects from investors. The company received $50,000 as reimbursement from the depositary with respect to 2020.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

An evaluation of the effectiveness the Group’s disclosure controls and procedures as of December 31, 2020 was carried out by management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective as at December 31, 2020 at a reasonable assurance level. A controls system, no matter how well designed and operated, cannot provide absolute assurance to achieve its objectives.

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’ board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020 based on criteria in Internal Control — Integrated Framework (2013) issued by the COSO.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, as stated in their report which appears on page F-2.

Change in internal control over financial reporting

During the period covered by this Annual Report on Form 20-F, the Company has embarked on a program of work to deliver a single Pearson-wide solution to integrate data, systems and processes across human resources, finance, procurement and supply chain. This program went live in the UK in 2016, in the US in 2018 and 2019 and some other countries in 2020, with a resulting change in some aspects of the control environment. Other than the foregoing, there have been no changes in our internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The following table sets forth remuneration paid to PwC for 2020 and 2019:

Auditors’ Remuneration	2020	2019
	£m	£m
Audit fees	7	7
Tax fees	—	—
Audit-related fees	—	—
All other fees	—	—

Audit fees include £35,000 (2019: £35,000) of audit fees relating to the audit of the parent company.

Fees for the audit of the effectiveness of the Group’s internal control over financial reporting are allocated to audit fees paid.

Included in audit related fees is audit related work in relation to disposal transactions and other assurance work related to the audit of the Group’s efficacy program.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Period	Total number of shares purchased	Average price paid per share	Total number of units purchased as part of publicly announced plans or programs	Approximate maximum value of shares that may yet be purchased under the plans or programs
January 1, 2018 – January 31, 2018	9,895,690	£7.03	9,895,690	£81m
February 1, 2018 – February 28, 2018	11,943,986	£6.77	11,943,986	n/a
February 1, 2019 – February 28, 2019	1,500,000	£8.97	n/a	n/a
March 1, 2019 – March 31, 2019	3,000,000	£8.74	n/a	n/a
October 1, 2019 – October 31, 2019	1,600,000	£7.39	n/a	n/a
January 1, 2020 – January 31, 2020	6,680,158	£5.80	6,680,158	£310m
February 1, 2020 – February 29, 2020	9,958,033	£5.72	9,958,033	£253m
March 1, 2020 - March 31, 2020	13,239,085	£5.28	13,239,085	n/a
July 1, 2020 – July 31, 2020	1,105,402	£5.30	n/a	n/a

All purchases were made in open-market transactions.

Purchases of shares in 2019 and in July 2020 were made to satisfy obligations under Pearson employee share award programs. None of the foregoing share purchases was made as part of a publicly announced plan or program.

In January 2020, the Group announced a £350m share buyback program. The program was paused until further notice in March 2020 in response to COVID-19 outbreak. Later in the year the management took a decision to suspend the share buyback program. In 2020, the Group’s brokers purchased shares at a total value of £176m. All shares had been canceled at February 28, 2021. The shares bought back were canceled and the nominal value of these shares (£7m) was transferred to a capital redemption reserve. The nominal value of shares canceled at December 31, 2020 was £18m (2019: £11m).

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements filed as part of this Annual Report are included on pages F-1 through F-86 hereof.

ITEM 19.	EXHIBITS

1.1	Articles of Association of Pearson plc. ¥

2.1	Indenture dated May 8, 2012 between Pearson Funding Four plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent j

2.2	Indenture dated May 8, 2013 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. q

2.3	Trust Deed dated May 19, 2014 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee. ¥

2.4	Trust Deed dated May 6, 2015 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee. l

2.5	Indenture dated September 5, 2019 between Pearson Funding Four plc, as the Company, Pearson plc, Guarantor and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent.ß

2.6	Trust Deed dated June 4, 2020 between Pearson Funding plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee.

3.1	Description of securities of Pearson plc.ß

8.1	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15.1	Consent of PricewaterhouseCoopers LLP.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

j	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2012 and filed March 22, 2013
q	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2013 and filed March 27, 2014.

¥	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2014 and filed March 26, 2015.
l	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2015 and filed March 23, 2016.
ß	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2019 and filed April 1, 2020.

FINANCIAL STATEMENTS: CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pearson plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Pearson plc and its subsidiaries (the “Company”) as of December 31, 2020 and 2019 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 (i) in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006, (ii) as prepared in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and (iii) as prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in note 1a to the consolidated financial statements, the Company changed the manner in which it accounted for leases in 2019 due to the adoption of IFRS 16.

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

Carrying value of goodwill and other intangible assets

As described in note 11 to the consolidated financial statements, the Company’s goodwill balance was £2,094 million as of December 31, 2020. In addition, other non-current intangible assets excluding goodwill amounted to £648 million. Goodwill has been allocated to cash generating units (CGUs) or to an aggregation of CGUs where goodwill could not be reasonably allocated to individual CGUs. Goodwill is tested at least annually for impairment. The recoverable amount of each CGU or aggregated CGU is based on the higher of value in use and fair value less costs of disposal. Management’s impairment assessment is based on the value in use of each CGU or aggregated CGU with the exception of Pearson Institute of Higher Education, which is held for sale as of December 31, 2020 and which has therefore been assessed for impairment by reference to its estimated net disposal proceeds. For the purpose of estimating value in use, management has used an income approach based on present value techniques. These calculations require management judgment in respect of the use of estimates for discount rates, perpetuity growth rates and sales and operating profit forecasts.

The principal considerations for our determination that performing procedures relating to the carrying value of goodwill and other intangible assets is a critical audit matter are that there were judgments and estimates made by management in determining the recoverable amount of the CGUs or aggregated CGUs. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the present value techniques used to calculate value in use such as sales and operating profit forecasts and significant assumptions, including discount rates and perpetuity growth rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of the carrying value of goodwill and other intangible assets. These procedures also included, among others:

—	testing the mathematical integrity of management’s value in use impairment model;

—	comparing the carrying amounts of net assets subject to impairment testing to the underlying accounting records;

—

comparing the forecast cash flows (which include forecast sales and operating profit) to board approved budgets and strategic plans and assessing how these budgets and strategic plans are compiled, including an assessment of the historical accuracy of management’s budgeting and forecasting compared to actual results;

—	evaluating management’s related judgments and estimates, including short-term revenue and operating profit projections;

—	comparing management’s forecasts and key assumptions to industry projections and to comparable companies where this information was available;

—	evaluating the impact of the COVID-19 pandemic on management’s future cash flow projections by comparison to external market economic forecasts;

—

using professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the perpetuity growth rate and discount rate for each CGU or aggregated CGU by comparison with third party information, past performance and relevant risk factors;

—

performing independent sensitivity analysis to understand the impact of reasonably possible changes to key assumptions, including sensitivity analysis to evaluate the impact of different COVID-19 scenarios on the Company’s impairment judgments; and

—	evaluating the sufficiency of disclosures for CGUs or aggregated CGUs where headroom is more sensitive to changes in key assumptions.

Provisions for tax uncertainties

As described in notes 7 and 34 to the consolidated financial statements, the Company has recorded provisions for tax uncertainties amounting to £104 million as of December 31, 2020. The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the estimates in relation to the worldwide provisioning for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognises tax provisions when it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are based on management’s judgment regarding the application of tax legislation, the results of any tax audits and best estimates of future settlement amounts. The Company discloses tax exposures in respect of unsettled or disputed tax liabilities, including in relation to EU state aid and an assessment from the Brazilian tax authorities, when it is considered possible that there will be a future outflow of funds to a tax authority.

The principal considerations for our determination that performing procedures relating to provisions for tax uncertainties is a critical audit matter are that there was judgment applied by management when determining uncertain tax positions, including a high degree of estimation uncertainty relative to the application of tax laws, findings of tax audits and potential for significant adjustments as a result of such audits. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the timely identification and accurate measurement of provisions for tax uncertainties. Also, the evaluation of audit evidence available to support the provisions for tax uncertainties is complex and required significant auditor judgment as the nature of the evidence is often highly subjective and the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification, completeness and measurement of provisions for tax uncertainties. Using professionals with specialized skill and knowledge to assist in undertaking this testing, these procedures also included, among others:

—	assessing the tax impact of business developments in 2020, including the disposal of the Company’s remaining stake in Penguin Random House;

—	recalculating the Company’s tax provisions and considering whether the treatments adopted were in line with the Company’s tax policies and had been applied consistently;

—

evaluating the key underlying assumptions. In making this evaluation, the status of tax authority audits and enquiries was considered. We considered the basis and support in particular for provisions not subject to tax audit in comparison with experience of similar situations at comparable companies;

—	evaluating the consistency of settled amounts against provisions booked in prior years;

—

evaluating the consistency of management’s approach to establishing or changing prior provision estimates and considering whether changes in prior provisions reflected a change in facts and circumstances during 2020; and

—

evaluating the basis for management’s judgments where provisions have not been established, including for material potential exposures like EU state aid and the assessment from the Brazilian tax authorities disclosed in note 34 to the consolidated financial statements, and assessing third party advice obtained by management as we independently formed our own view about the likelihood of these possible tax risks giving rise to future cash outflows.

Sales return liability

As described in notes 3 and 24 to the consolidated financial statements, the Company’s sales return liability was £86 million as of December 31, 2020. Revenue from the sale of books is recognised net of a provision for anticipated returns. This liability requires management to consider historical return rates, customer buying patterns and retailer behaviours, including stock levels.

The principal considerations for our determination that performing procedures relating to the sales return liability is a critical audit matter are that there were estimates made by management when determining the level of provisioning. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s significant assumptions, including historical return rates, customer buying patterns and retailer behaviours, including stock levels.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the sales return liability. These procedures also included, among others:

—	assessing management’s evaluation of market trends and the Company’s responses and considering whether management’s provisioning methodology is appropriate in this context;

—	testing the sales return liability calculation and evaluating the completeness and accuracy of historical sales and return experience data;

—	performing detailed testing over shipment and return levels around year-end and evaluating whether these gave rise to an increased risk of future returns;

—	considering whether the reduction in the sales return liability in 2020 is consistent with evidence obtained in other areas of the audit; and

—	evaluating whether management has adopted methods and made estimates for future returns that were supportable and appropriate.

Recoverability of pre-publication assets

As described in note 20 to the consolidated financial statements, the Company’s pre-publication assets amounted to £905 million as of December 31, 2020. Pre-publication assets represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are recognised as current intangible assets when the title will generate probable future economic benefits and costs can be measured reliably. Pre-publication assets are amortised on publication over their estimated economic lives. Management undertakes impairment trigger assessments at least annually or when triggering events occur. As a result of COVID-19, management has undertaken formal impairment tests of all material pre-publication assets in 2020. The estimate of the economic lives and the recoverability of pre-publication assets involves a significant degree of judgment based on management estimates of future potential sales.

The principal considerations for our determination that performing procedures relating to the recoverability of pre-publication assets is a critical audit matter are that there were judgments and estimates applied by management when assessing the estimated economic lives and the recoverability of pre-publication assets, including forecasts of future potential sales. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s judgments and estimates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the pre-publication assets. These procedures also included, among others:

—	assessing the appropriateness of capitalisation and amortisation policies and considering whether these policies had been consistently applied;

—	selecting a sample of costs to test their accuracy and appropriateness for capitalisation;

—	evaluating the reasonableness of amortisation periods and profiles compared to sales forecasts and historical sales experience;

—	evaluating the carrying value of certain pre-publication assets where products are yet to be launched, are less proven or where sales are lower than originally anticipated;

—	comparing forecast sales with historical experience, including an evaluation of the historical accuracy of budgeting, and obtaining evidence for management’s explanations of variances;

—

testing the mathematical integrity of management’s impairment models, comparing the carrying amounts of the pre-publication assets subject to impairment testing to underlying accounting records and assessing the reasonableness of discount rates applied; and

—	performing independent sensitivity analysis to understand the impact of reasonably possible changes to key assumptions.

/s/PricewaterhouseCoopers LLP

London, United Kingdom

March 31, 2021

We have served as the Company’s auditor since 1996.

Consolidated income statement

Year ended 31 December 2020

All figures in £ millions	Notes	2020	2019	2018
Continuing operations
Sales	2	3,397	3,869	4,129
Cost of goods sold	4	(1,767)	(1,858)	(1,943)

Gross profit		1,630	2,011	2,186
Operating expenses	4	(1,402)	(1,806)	(1,907)
Other net gains and losses	4	178	16	230
Share of results of joint ventures and associates	12	5	54	44

Operating profit	2	411	275	553
Finance costs	6	(107)	(84)	(91)
Finance income	6	50	41	36

Profit before tax		354	232	498
Income tax	7	(44)	34	92

Profit for the year		310	266	590

Attributable to:
Equity holders of the company		310	264	588
Non-controlling interest		—	2	2

Earnings per share attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	41.0p	34.0p	75.6p
– diluted	8	41.0p	34.0p	75.5p

Consolidated statement of comprehensive income

Year ended 31 December 2020

All figures in £ millions	Notes	2020	2019	2018
Profit for the year		310	266	590
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group		(109)	(113)	91
Net exchange differences on translation of foreign operations – associates		—	(2)	(1)
Currency translation adjustment disposed		(70)	4	(4)
Attributable tax	7	(13)	5	(4)

Items that are not reclassified to the income statement
Fair value gain on other financial assets		14	20	8
Attributable tax	7	(6)	(4)	—
Remeasurement of retirement benefit obligations – Group	25	(23)	(145)	22
Remeasurement of retirement benefit obligations – associates		—	(4)	3
Attributable tax	7	2	22	9

Other comprehensive (expense)/income for the year	29	(205)	(217)	124

Total comprehensive income for the year		105	49	714

Attributable to:
Equity holders of the company		105	47	712
Non-controlling interest		—	2	2

Consolidated balance sheet

As at 31 December 2020

All figures in £ millions	Notes	2020	2019
Assets
Non-current assets
Property, plant and equipment	10	515	618
Intangible assets	11	2,742	2,900
Investments in joint ventures and associates	12	6	7
Deferred income tax assets	13	32	59
Financial assets – derivative financial instruments	16	45	29
Retirement benefit assets	25	410	429
Other financial assets	15	138	122
Trade and other receivables	22	223	313

		4,111	4,477

Current assets
Intangible assets – pre-publication	20	905	870
Inventories	21	129	169
Trade and other receivables	22	1,118	1,275
Financial assets – derivative financial instruments	16	18	25
Cash and cash equivalents (excluding overdrafts)	17	1,097	437

		3,267	2,776

Assets classified as held for sale	32	73	397

Total assets		7,451	7,650

Liabilities

Non-current liabilities
Financial liabilities – borrowings	18	(1,397)	(1,572)
Financial liabilities – derivative financial instruments	16	(40)	(24)
Deferred income tax liabilities	13	(62)	(48)
Retirement benefit obligations	25	(85)	(92)
Provisions for other liabilities and charges	23	(8)	(13)
Other liabilities	24	(80)	(86)

		(1,672)	(1,835)

Consolidated balance sheet continued

As at 31 December 2020

All figures in £ millions	Notes	2020	2019
Current liabilities
Trade and other liabilities	24	(1,196)	(1,278)
Financial liabilities – borrowings	18	(254)	(92)
Financial liabilities – derivative financial instruments	16	(12)	(15)
Current income tax liabilities		(84)	(55)
Provisions for other liabilities and charges	23	(25)	(52)

		(1,571)	(1,492)

Liabilities classified as held for sale	32	(74)	–

Total liabilities		(3,317)	(3,327)

Net assets		4,134	4,323

Equity
Share capital	27	188	195
Share premium	27	2,620	2,614
Treasury shares	28	(7)	(24)
Capital redemption reserve		18	11
Fair value reserve		53	39
Translation reserve		388	567
Retained earnings		865	911

Total equity attributable to equity holders of the company		4,125	4,313
Non-controlling interest		9	10

Total equity		4,134	4,323

These financial statements have been approved for issue by the Board of Directors on March 31, 2021 and signed on its behalf by

Sally Johnson

Chief Financial Officer

Consolidated statement of changes in equity

Year ended 31 December 2020

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2020	195	2,614	(24)	11	39	567	911	4,313	10	4,323
Profit for the year	—	—	—	—	—	—	310	310	—	310
Other comprehensive income/(expense)	—	—	—	—	14	(179)	(40)	(205)	—	(205)
Total comprehensive income/(expense)	—	—	—	—	14	(179)	270	105	—	105
Equity-settled transactions	—	—	—	—	—	—	29	29	—	29
Tax on equity-settled transactions	—	—	—	—	—	—	—	—	—	—
Issue of ordinary shares under share option schemes	—	6	—	—	—	—	—	6	—	6
Buyback of equity	(7)	—	—	7	—	—	(176)	(176)	—	(176)
Purchase of treasury shares	—	—	(6)	—	—	—	—	(6)	—	(6)
Release of treasury shares	—	—	23	—	—	—	(23)	—	—	—
Transfer of gain on disposal of FVOCI investment	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	(146)	(146)	(1)	(147)

At 31 December 2020	188	2,620	(7)	18	53	388	865	4,125	9	4,134

	Equity attributable to equity holders of the company
All figures In £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2019	195	2,607	(33)	11	19	678	1,039	4,516	9	4,525

Adjustment on initial application of IFRS 16 net of tax (see note 1b)	—	—	—	—	—	—	(83)	(83)	—	(83)
Adjustment on initial application of IFRIC 23 net of tax (see note 1c)	—	—	—	—	—	—	5	5	—	5

At 1 January 2019 (restated)	195	2,607	(33)	11	19	678	961	4,438	9	4,447
Profit for the year	—	—	—	—	—	—	264	264	2	266
Other comprehensive income/(expense)	—	—	—	—	20	(111)	(126)	(217)	—	(217)
Total comprehensive income/ (expense)	—	—	—	—	20	(111)	138	47	2	49
Equity-settled transactions	—	—	—	—	—	—	25	25	—	25
Tax on equity-settled transactions	—	—	—	—	—	—	(5)	(5)	—	(5)
Issue of ordinary shares under share option schemes	—	7	—	—	—	—	—	7	—	7
Buyback of equity	—	—	—	—	—	—	—		—	—
Purchase of treasury shares	—	—	(52)	—	—	—	—	(52)	—	(52)
Release of treasury shares	—	—	61	—	—	—	(61)	—	—	—
Transfer of gain on disposal of FVOCI investment	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	(147)	(147)	(1)	(148)

At 31 December 2019	195	2,614	(24)	11	39	567	911	4,313	10	4,323

Consolidated statement of changes in equity continued

Year ended 31 December 2020

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2018	200	2,602	(61)	5	13	592	544	3,895	8	3,903
Profit for the year	—	—	—	—	—	—	588	588	2	590
Other comprehensive income	—	—	—	—	8	86	30	124	—	124
Total comprehensive income	—	—	—	—	8	86	618	712	2	714
Equity-settled transactions	—	—	—	—	—	—	37	37	—	37
Tax on equity-settled transactions	—	—	—	—	—	—	4	4	—	4
Issue of ordinary shares under share option schemes	1	5	—	—	—	—	—	6	—	6
Buyback of equity	(6)	—	—	6	—	—	(2)	(2)	—	(2)
Purchase of treasury shares
Release of treasury shares	—	—	28	—	—	—	(28)	—	—	—
Transfer of gain on disposal of FVOCI investment	—	—	—	—	(2)	—	2	—	—	—
Dividends	—	—	—	—	—	—	(136)	(136)	(1)	(137)

At 31 December 2018	195	2,607	(33)	11	19	678	1,039	4,516	9	4,525

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

Consolidated cash flow statement

Year ended 31 December 2020

All figures in £ millions	Notes	2020	2019	2018
Cash flows from operating activities
Net cash generated from operations	33	450	480	547
Interest paid		(63)	(81)	(42)
Tax received/(paid)		2	(30)	(43)

Net cash generated from operating activities		389	369	462
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	30	(6)	(45)	(5)
Additional capital invested in associates		—	(40)	—
Purchase of investments		(6)	(12)	(10)
Purchase of property, plant and equipment		(53)	(55)	(70)
Purchase of intangible assets		(81)	(138)	(130)
Disposal of subsidiaries, net of cash disposed	31	100	(101)	83
Proceeds from sale of joint ventures and associates	31	531	—	18
Proceeds from sale of investments		—	5	6
Proceeds from sale of property, plant and equipment		—	1	128
Investment in liquid resources		—	—	(2)
Proceeds from sale of liquid resources		—	—	10
Lease receivable repaid including disposals		41	26	—
Loans repaid by/(advanced to) related parties		48	(49)	46
Interest received		13	17	20
Investment income		—	2	—
Dividends received from joint ventures and associates		4	64	117

Net cash generated from/(used in) investing activities		591	(325)	211
Cash flows from financing activities
Proceeds from issue of ordinary shares	27	6	7	6
Buyback of equity	27	(176)	—	(153)
Purchase of treasury shares	28	(6)	(52)	—
Proceeds from borrowings		346	230	—
Repayment of borrowings		(230)	(48)	(441)
Repayment of lease liabilities		(92)	(91)	(4)
Dividends paid to company’s shareholders	9	(146)	(147)	(136)
Dividends paid to non-controlling interest		(1)	(1)	(1)

Net cash used in financing activities		(299)	(102)	(729)
Effects of exchange rate changes on cash and cash equivalents		(2)	(33)	(49)

Net increase/(decrease) in cash and cash equivalents		679	(91)	(105)
Cash and cash equivalents at beginning of year		434	525	630

Cash and cash equivalents at end of year	17	1,113	434	525

Notes to the consolidated financial statements

General information

Pearson plc (‘the company’), its subsidiaries and associates (together ‘the Group’) are international businesses covering educational courseware, assessments and services.

The company is a public limited company incorporated and domiciled in England. The address of its registered office is 80 Strand, London WC2R 0RL.

The company has its primary listing on the London Stock Exchange and is also listed on the New York Stock Exchange.

These consolidated financial statements were approved for issue by the Board of Directors on 31 March 2021.

1a. Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Basis of preparation

These consolidated financial statements, have been prepared on the going concern basis and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. In addition, the consolidated financial statements have been prepared in accordance with international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union (“EU-adopted IFRS”). The consolidated financial statements have also been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). At the balance sheet date there is no difference between IFRS in conformity with the Companies Act 2006, the EU-adopted IFRS and IASB issued IFRS.

These consolidated financial statements, have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

These accounting policies have been consistently applied to all years presented, unless otherwise stated.

1. Interpretations and amendments to published standards effective 2020 – No new standards were adopted in 2020.

A number of other new pronouncements are effective from 1 January 2020 but they do not have a material impact on the consolidated financial statements. Additional disclosure has been given where relevant. See note 1b for details on the early adoption of amendments to IFRS 16 ‘Leases’.

2. Standards, interpretations and amendments to published standards that are not yet effective – A number of other new standards and amendments to standards and interpretations are effective for annual periods beginning on or after 1 January 2021, and have not been applied in preparing these financial statements. None of these is expected to have a material impact on the consolidated financial statements.

3. Critical accounting assumptions and judgements – The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

All assumptions and estimates constitute management’s best judgement at the date of the financial statements, however, in the future, actual experience may deviate from these estimates and assumptions.

Notes to the consolidated financial statements

1a. Accounting policies continued

Basis of preparation continued

The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are:

Intangible assets: Goodwill

Intangible assets: Pre-publication assets

Taxation

Revenue: Provisions for returns

Employee benefits: Pensions

The valuation of the other receivable which arose on the disposal of the US K-12 business is no longer considered to be an area of key judgement and estimation due to repayments received during 2020.

The key judgements and key areas of estimation are set out below, as well as in the relevant accounting policies and in the notes to the accounts where appropriate.

Key judgements

The application of tax legislation in relation to provisions for uncertain tax positions (see notes 7 and 34).

Whether the Group will be eligible to receive the surplus associated with the UK Group Pension Plan in recognising a pension asset (see note 25).

Key areas of estimation

The recoverability of goodwill balances. Key assumptions used in goodwill impairment testing are discount rates, perpetuity growth rates, forecast sales growth rates and forecast operating profits. See note 11 for further details.

The recoverability of prepublication assets and in particular the assessment of the useful economic lives of pre-publication assets. The key assumption is the estimate of future potential sales. See note 20 for further details.

The level of provisions required in relation to uncertain tax positions is complex and each matter is separately assessed. The estimation of future settlement amounts is based on a number of factors including the status of the unresolved matter, clarity of legislation, range of possible outcomes and the statute of limitations. See notes 7 and 34 for further details.

The level of provisions required for anticipated returns is estimated based on historical experiences, customer buying patterns and retailer behaviours including stock levels. See note 3 for further details.

The determination of the pension cost and defined benefit obligation of the Group’s defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth and longevity. See note 25 for further details.

Notes to the consolidated financial statements

1a. Accounting policies continued

Basis of preparation continued

The Group has assessed the impact of the uncertainty presented by the COVID-19 pandemic on the financial statements, specifically considering the impact on key judgements and significant estimates along with other areas of increased risk as follows:

Recoverable value of right of use assets and investment in finance lease receivable balances

Financial instruments in particular counterparty risk and hedge effectiveness

Working capital provisions including expected credit losses on trade and other debtors and inventory obsolescence

No material accounting impacts relating to the areas assessed above were recognised in the year. The Group will continue to monitor these areas of increased judgement, estimation and risk for material changes.

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

3. Transactions with non-controlling interests – Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, that is, as transactions with the owners in their capacity as owners. Any surplus or deficit arising from disposals to a non-controlling interest is recorded in equity. For

Notes to the consolidated financial statements

1a. Accounting policies continued

Consolidation continued

purchases from a non-controlling interest, the difference between consideration paid and the relevant share acquired of the carrying value of the subsidiary is recorded in equity.

4. Joint ventures and associates – Joint ventures are entities in which the Group holds an interest on a long-term basis and has rights to the net assets through contractually agreed sharing of control. Associates are entities over which the Group has significant influence but not the power to control the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Ownership percentage is likely to be the key indicator of investment classification; however, other factors, such as Board representation, may also affect the accounting classification. Judgement is required to assess all of the qualitative and quantitative factors which may indicate that the Group does, or does not, have significant influence over an investment. Investments in joint ventures and associates are accounted for by the equity method and are initially recognized at the fair value of consideration transferred.

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

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.28 (2019: $1.28) and the year-end rate was $1.37 (2019: $1.32).

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

Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. An impairment loss is recognised to the extent that the carrying value of goodwill exceeds the recoverable amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. These calculations require the use of estimates in respect of forecast cash flows and discount rates and significant management judgement in respect of cash-generating units (CGU) and cost allocation; impairment is a key source of estimation uncertainty and has a significant risk of resulting in a material adjustment to the carrying amount of relevant assets within the next financial year. A summary of these assets by CGU and a description of the key assumptions and sensitivities is included in note 11.

Notes to the consolidated financial statements

1a. Accounting policies continued

Intangible assets continued

Goodwill is allocated to aggregated CGUs for the purpose of impairment testing. The allocation is made to those aggregated CGUs that are expected to benefit from the business combination in which the goodwill arose.

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

Pre-publication assets relating to content are amortised upon publication of the title over estimated economic lives of 7 years or less, being an estimate of the expected operating lifecycle of the title, with a higher proportion of the amortisation taken in the earlier years. Pre-publication assets relating to product platforms are amortised over ten years or less being an estimate of the expected useful life.

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

Pre-publication assets are assessed for impairment triggers on an annual basis or when triggering events occur. The carrying amount of pre-publication assets is set out in note 20.

The investment in pre-publication assets has been disclosed as part of cash generated from operations in the cash flow statement (see note 33).

Other financial assets

Other financial assets are non-derivative financial assets classified and measured at estimated fair value.

Notes to the consolidated financial statements

1a. Accounting policies continued

Other financial assets continued

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

1a. Accounting policies continued

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

Policy applicable from 1 January 2018: IFRS 15

The Group adopted IFRS 15 ‘Revenue from Contracts with Customers’ at 1 January 2018 and applied the modified retrospective approach. The cumulative impact of adoption has been recognised as a £108m decrease to retained earnings with a corresponding decrease in net assets at 1 January 2018. The changes were impacted by four areas: unexercised customer rights (breakage), Online Program Management (OPM) marketing, administration fees, and commissions costs. Additionally, the provision for sales returns, which was previously netted off in trade receivables, from 1 January 2018 is now shown in two parts: as a separate sales return liability within trade and other liabilities, and an inventory returns asset within inventory. The adoption of IFRS 15 increased 2018 sales and profit by £9m and £7m, respectively.

Leases

The Group as a lessee

The Group assesses whether a contract is or contains a lease at the inception of the contract. A contract is, or contains a lease, if the contract conveys the right to control the use of an identified asset for a period of time in

Notes to the consolidated financial statements

1a. Accounting policies continued

Leases continued

exchange for consideration. The Group recognises a right-of-use asset and a lease liability at the lease commencement date with respect to all lease arrangements except for short-term leases (leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the lease payments are recognised as an operating expense on a straight-line basis over the term of the lease.

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

Policy applicable from 1 January 2019: IFRS 16

The Group adopted IFRS 16 ‘Leases’ at 1 January 2019 and applied the modified retrospective approach. Comparatives for 2018 have not been restated and the cumulative impact of adoption has been recognised as a decrease of £83m to net assets with a corresponding decrease in retained earnings at 1 January 2019. The net impact on the balance sheet has been assessed after taking into account existing liabilities relating to onerous lease provisions, lease incentives, prepayments, adjustments to tax and the net impact on the associates. Adoption of IFRS 16 had a material impact on the Group. The lease liability brought onto the balance sheet at transition was £881m with the corresponding right-of-use asset valued at £424m. In addition, certain subleases have been reclassified as finance leases resulting in an additional lease receivable of £215m being brought on balance sheet. The impact on the income statement for 2019 was to reduce profit before tax by £9m. The weighted average incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 5%.

Dividends

Final dividends are recorded in the Group’s financial statements in the period in which they are approved by the company’s shareholders. Interim dividends are recorded when paid.

Notes to the consolidated financial statements

1a. Accounting policies continued

Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or meets the criteria to be classified as held for sale.

When applicable, discontinued operations are presented in the income statement as a separate line and are shown net of tax.

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

Trade receivables

Trade receivables are stated at fair value after provision for bad and doubtful debts. Provisions for bad and doubtful debts are based on the expected credit loss model. The ‘simplified approach’ is used with the expected loss allowance measured at an amount equal to the lifetime expected credit losses. A provision for anticipated future sales returns is included within trade and other liabilities (also see Revenue recognition policy).

1b. Change of accounting policy: Amendment to IFRS 16

The Group early adopted COVID-19 Related Rent Concessions – Amendment to IFRS 16 issued on 28 May 2020. The amendment introduces an optional practical expedient for leases in which the Group is a lessee. For leases to which the Group applies the amendment, the Group is not required to assess whether eligible rent concessions that are a direct consequence of the COVID-19 pandemic are lease modifications. The Group has applied the amendment retrospectively to all rent concessions that meet the conditions in the amendment. The amendment has no impact on retained earnings at 1 January 2020. The eligible rent concessions granted to the Group have no material impact on the Group’s financial statements.

1c. Going concern

In assessing the Group’s ability to continue as a going concern for the period to 30 June 2022, the board analysed a variety of downside scenarios including a severe but plausible scenario where the Group is impacted by all principal risks from 2021 (weighted for probability of occurrence) as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from COVID-19 and other risks which in aggregate were significantly greater than seen in 2020 continuing throughout 2021 to 2022.

At 31 December 2020, the Group had available liquidity of c£1.9bn, comprising central cash balances and its undrawn $1.19bn Revolving Credit Facility (RCF) maturing February 2024. Even under a severe downside case where further declines in profitability compared to 2020 are modelled in 2021 and 2022, the Group would maintain liquidity headroom in excess of £800m and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise.

Notes to the consolidated financial statements

1a. Accounting policies continued

1c. Going concern continued

The directors have confirmed that there are no material uncertainties that cast doubt on the Group’s going concern status and that they have a reasonable expectation that the Group has adequate resources to continue in operational existence for a minimum of the next 12 months.

2. Segment information

From 1 January 2020, the group has reorganised and is reporting for the first time new segmental analyses to reflect the new management structure and operating model. The primary segments for management and reporting purposes are Global Online Learning, Global Assessment, North American Courseware and International. The Group separately reports the costs of Enabling Functions such as enterprise technology, finance, human resources and other corporate functions. In addition, the Group has separately disclosed the results from the Penguin Random House associate to the point of disposal in April 2020. Comparative figures for 2019 and 2018 have been restated to reflect the new segments.

The chief operating decision-maker is the Pearson Executive Management team.

Global Online Learning – Virtual Schools and Online Program Management.

Global Assessment – Pearson VUE, US Student Assessment and Clinical Assessment.

North American Courseware – Courseware and services businesses in the US and Canada.

International – Courseware and other businesses outside North America and including UK Qualifications and English.

		2020
All figures in £ millions	Notes	Global Online Learning	Global Assessment	North American Courseware	International	Enabling Functions	Penguin Random House	Group
Sales	3	697	892	894	914	—	—	3,397
Adjusted operating profit		99	245	190	182	(404)	1	313
Cost of major restructuring		—	—	—	—	—	—	—
Intangible charges		(29)	(36)	—	(15)	—	—	(80)
Other net gains and losses		—	—	3	(5)	—	180	178

Operating profit/(loss)		70	209	193	162	(404)	181	411
Finance costs	6							(107)
Finance income	6							50

Profit before tax								354
Income tax	7							(44)

Profit for the year								310

Other segment items
Share of results of joint ventures and associates	12	—	—	—	4	—	1	5
Depreciation	10	12	39	28	39	7	—	125
Amortisation	11,20	56	111	175	77	53	—	472

Notes to the consolidated financial statements

2. Segment information continued

		2019
All figures in £ millions	Notes	Global Online Learning	Global Assessment	North American Courseware	International	Enabling Functions	Penguin Random House	Group
Sales	3	586	1,031	1,091	1,161	—	—	3,869
Adjusted operating profit		84	351	231	299	(499)	65	581
Cost of major restructuring		—	(7)	(51)	(24)	(75)	(2)	(159)
Intangible charges		(35)	(27)	—	(89)	—	(12)	(163)
Other net gains and losses		—	—	13	3	—	—	16

Operating profit/(loss)		49	317	193	189	(524)	51	275
Finance costs	6							(84)
Finance income	6							41

Profit before tax								232
Income tax	7							34

Profit for the year								266

Other segment items
Share of results of joint ventures and associates	12	—	—	—	3	—	51	54
Depreciation	10	11	38	32	42	—	—	123
Amortisation	11,20	55	94	187	144	57	—	537

		2018
All figures in £ millions	Notes	Global Online Learning	Global Assessment	North American Courseware	International	Enabling Functions	Penguin House Random	Group
Sales	3	521	955	1,461	1,192	—	—	4,129
Adjusted operating profit		99	304	297	305	(527)	68	546
Costs of major restructuring		(7)	(33)	(7)	(9)	(38)	(8)	(102)
Intangible charges		(43)	(29)	(1)	(26)	—	(14)	(113)
Other net gains and losses		—	—	4	226	—	—	230
UK Pension GMP equalisation		—	—	—	(8)	—	—	(8)

Operating profit / (loss)		49	242	293	488	(565)	46	553
Finance costs	6							(91)
Finance income	6							36

Profit before Tax								498
Income Tax	7							92

Profit for the year								590

Depreciation	10	7	27	9	22	1	—	66
Amortisation	11,20	24	173	201	128	(1)	—	525

There were no material inter-segment sales in either 2020, 2019 or 2018.

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

Notes to the consolidated financial statements

2. Segment information continued

Adjusted operating profit is shown in the above tables as it is the key financial measure used by management to evaluate the performance of the Group and allocate resources to business segments. The measure also enables investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major restructuring programmes and certain other items that are also not representative of underlying performance, which are explained below and reconciled in note 8.

Cost of major restructuring – In May 2017, the Group announced a restructuring programme, to run between 2017 and 2019, to drive significant cost savings. This programme began in the second half of 2017 and costs incurred relate to delivery of cost efficiencies in the US Higher Education Courseware business and enabling functions together with further rationalisation of the property and supplier portfolio. The restructuring costs in 2018 of £102m relate predominantly to staff redundancies and the net cost of property rationalisation including the net impact of the consolidation of the Group’s property footprint in London, while the restructuring costs in 2019 of £159m predominantly relate to staff redundancies. The costs of this restructuring programme are significant enough to exclude from the adjusted operating profit measure so as to better highlight the underlying performance (see note 4).

Intangible charges – These represent charges relating to acquired intangibles, acquisition costs and movements in contingent acquisition and disposal consideration. These charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in 2020 were £80m including impairment charges of £12m. In 2019, intangible charges were £163m including impairment charges of £65m. In 2018, intangible amortisation charges were £113m.

Other net gains and losses – These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit as they distort the performance of the Group as reported on a statutory basis. Other net gains in 2020 largely relate to sale of the remaining interest in Penguin Random House (£180m gain) and impairments of assets and other costs relating to the disposal of Pearson Institute of Higher Education (£8m loss). In 2019, other net gains largely relate to the sale of the US K-12 business. Other net gains of £230 in 2018 relate to the sale of the Wall Street English language teaching business (WSE), realising a gain of £207m, the disposal of the Group’s equity interest in UTEL, the online university partnership in Mexico, realising a gain of £19m, and various other smaller disposal items for a net gain of £4m.

UK pension GMP equalisation: In 2018, also excluded is the impact of adjustments arising from clarification of guaranteed minimum pension (GMP) equalisation legislation in the UK as this relates to historical circumstances.

Notes to the consolidated financial statements

2. Segment information continued

The Group operates in the following main geographic areas:

	Sales			Non-current assets
All figures in £ millions	2020	2019	2018	2020	2019
UK	319	385	377	669	694
Other European countries	216	244	246	129	125
US	2,335	2,417	2,627	2,362	2,604
Canada	91	105	126	147	163
Asia Pacific	251	441	455	149	149
Other countries	185	277	298	30	103

Total	3,397	3,869	4,129	3,486	3,838

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

3. Revenue from contracts with customers

The following tables analyse the Group’s revenue streams. Courseware includes curriculum materials provided in book form and/or via access to digital content. Assessments includes integrated test development, processing and scoring services provided to governments, educational institutions, corporations and professional bodies. Services includes the operation of schools, colleges and universities, including sistemas in Brazil, as well as the provision of online learning services in partnership with universities and other academic institutions. Comparative figures for 2019 and 2018 have been restated to reflect the new segments.

	2020
All figures in £ millions	Global Online Learning	Global Assessment	North American Courseware	International	Group
Sales:
Courseware
School Courseware	—	—	29	247	276
Higher Education Courseware	—	—	853	105	958
English Courseware[1]	—	—	—	132	132

	—	—	882	484	1,366

Assessments
School and Higher Education Assessments	—	255	—	218	473
Clinical Assessments	—	146	—	48	194
Professional and English Certification	—	491	—	61	552

	—	892	—	327	1,219

Services
School Services	413	—	—	29	442
Higher Education Services	284	—	12	50	346
English Services	—	—	—	24	24

	697	—	12	103	812

Total	697	892	894	914	3,397

Notes to the consolidated financial statements

3. Revenue from contracts with customers continued

1	English Courseware within North American Courseware was transferred to the International segment in 2020.

	2019
All figures in £ millions	Global Online Learning	Global Assessment	North American Courseware	International	Group
Sales:
Courseware
School Courseware	—	—	86	287	373
Higher Education Courseware	—	—	975	125	1,100
English Courseware	—	—	14	163	177

	—	—	1,075	575	1,650

Assessments
School and Higher Education Assessments	—	309	—	290	599
Clinical Assessments	—	175	—	52	227
Professional and English Certification	—	547	—	91	638

		1,031	—	433	1,464

Services
School Services	319	—	—	48	367
Higher Education Services	267	—	16	54	337
English Services	—	—	—	51	51

	586	—	16	153	755

Total	586	1,031	1,091	1,161	3,869

	2018
All figures in £ millions	Global Online Learning	Global Assessment	North American Courseware	International	Group
Courseware
School Courseware			378	299	677
Higher Education Courseware			1,042	144	1,186
English Courseware			16	160	176

	—	—	1,436	603	2,039

Assessments
School & Higher Education Assessments		298		260	558
Clinical Assessments		174		55	229
Professional Certification		483		75	558

	—	955	—	390	1,345

Services
School Services	288			49	337
Higher Education Services	233		25	55	313
English Services				95	95

	521	—	25	199	745

Total	521	955	1,461	1,192	4,129

Notes to the consolidated financial statements

3. Revenue from contracts with customers continued

The Group derived revenue from the transfer of goods and services over time and at a point in time in the following major product lines:

	2020
All figures in £ millions	Global Online Learning	Global Assessment	North American Courseware	International	Total
Courseware[1]
Products transferred at a point in time	—	—	261	409	670
Products and services transferred over time	—	—	621	75	696

	—	—	882	484	1,366
Assessments
Products transferred at a point in time	—	96	—	52	148
Products and services transferred over time	—	796	—	275	1,071

	—	892	—	327	1,219
Services
Products transferred at a point in time	—	—	—	44	44
Products and services transferred over time	697	—	12	59	768

	697	—	12	103	812

Total	697	892	894	914	3,397

	2019
All figures in £ millions	Global Online Learning	Global Assessment	North American Courseware	International	Total
Courseware[1]
Products transferred at a point in time	—	—	448	506	954
Products and services transferred over time	—	—	627	69	696

	—	—	1,075	575	1,650
Assessments
Products transferred at a point in time	—	113	—	61	174
Products and services transferred over time	—	918	—	372	1,290

	—	1,031	—	433	1,464
Services[2]
Products transferred at a point in time	—	—	—	86	86
Products and services transferred over time	586	—	16	67	669

	586	—	16	153	755

Total	586	1,031	1,091	1,161	3,869

Notes to the consolidated financial statements

3. Revenue from contracts with customers continued

	2018
All figures in £ millions	Global Online Learning	Global Assessment	North American Courseware	International	Total
Courseware
Products transferred at a point in time	—	—	718	545	1,263
Products and services transferred over time	—	—	718	58	776

	—	—	1,436	603	2,039
Assessments
Products transferred at a point in time	—	106	—	52	158
Products and services transferred over time	—	849	—	338	1,187

	—	955	—	390	1,345
Services
Products transferred at a point in time	—	—	—	123	123
Products and services transferred over time	521	—	25	76	622
	521	—	25	199	745

	521	955	1,461	1,192	4,129

1.

Previous classifications within Courseware of ‘Point in Time (Sale or Return)’ and ‘Point in time (other)’ have been combined in 2020, 2019 and 2018 as these two categories contained similar types of customers, risks and obligations.

2.

2019 and 2018 International revenue split between ‘Services Over Time’ to ‘Services Point in Time’ restated by £60m and £59m respectively, primarily due to a change in classification of certain revenues within the Brazilian Sistemas Franchise business.

a. Nature of goods and services

The following is a description of the nature of the Group’s performance obligations within contracts with customers broken down by revenue stream, along with significant judgements and estimates made within each of those revenue streams.

Courseware

Key areas of estimation

The level of provisions required for anticipated returns is estimated based on historical experiences, customer buying patterns and retailer behaviours including stock levels.

Revenue is generated from customers through the sales of print and digital courseware materials to schools, bookstores and direct to individual learners. Goods and services may be sold separately or purchased together in bundled packages. The goods and services included in bundled arrangements are considered distinct performance obligations, except for where Pearson provides both a licence of intellectual property and an ongoing hosting service. As the licence of intellectual property is only available with the concurrent hosting service, the licence is not treated as a distinct performance obligation separate from the hosting service.

The transaction price is allocated between distinct performance obligations on the basis of their relative standalone selling prices.

Notes to the consolidated financial statements

3. Revenue from contracts with customers continued

Courseware continued

In determining the transaction price, variable consideration exists in the form of discounts and anticipated returns. Discounts reduce the transaction price on a given transaction. A provision for anticipated returns is made based primarily on historical return rates, customer buying patterns and retailer behaviours including stock levels (see note 24). If these estimates do not reflect actual returns in future periods then revenues could be understated or overstated for a particular period. Variable consideration as described above is determined using the expected value approach. The sales return liability at the end of 2020 was £86m (2019: £122m) (see note 24). This represents 2% of annual sales subject to sale or return.

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

Revenue from the sale of digital courseware products is recognised on a straight-line basis over the subscription period, unless hosted by a third party or representative of a downloadable product, in which case Pearson has no ongoing obligation and recognises revenue when control transfers as the customer is granted access to the digital product.

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

Notes to the consolidated financial statements

3. Revenue from contracts with customers continued

Assessments continued

The assumptions, risks and uncertainties inherent to long-term contract accounting can affect the amounts and timing of revenue and related expenses reported. Variable consideration is measured using the expected value method, except where amounts are contingent upon a future event’s occurrence, such as performance bonuses. Such event-driven contingency payments are measured using the most likely amount approach. In estimating and constraining variable consideration; historical experiences, current trends and local market conditions are considered. To the extent that a higher degree of uncertainty exists regarding variable consideration, these amounts are excluded from the transaction price and recognised when the uncertainty is reasonably removed.

Customer payments are generally defined in the contract through a payment schedule, which may require customer acceptance for services rendered. Pearson has a history of providing satisfactory services which are accepted by the customer. While a delay between rendering of services and payment may exist, payment terms are within 12 months and the Group has elected to use the practical expedient available in IFRS 15 ‘Revenue from Contracts with Customers’ and not identify a significant financing component on these transactions.

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

In Assessments contracts driven primarily by transactions directly to end users, Pearson’s main obligation to the customer involves test delivery and scoring. Test delivery and scoring are defined as a single performance obligation delivered over time whether the test is subsequently manually scored or digitally scored on the day of the assessment. Customers may also purchase print and digital supplemental materials. Print products in this revenue stream are recognised at a point in time when control passes to the customer upon shipment. Recognition of digital revenue will occur based on the extent of Pearson’s ongoing hosting obligation.

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

Services continued

Within each academic period, a variety of services are provided such as programme development, student acquisition, education technology and student support services. These services are not distinct in the context of the customer contract as Pearson provides an integrated managed service offering and these activities are accounted for together as a comprehensive performance obligation.

Where Services are provided to university customers, volume and transaction price are fixed at the start of the semester. Where Services are provided to school customers, the transaction price may contain both fixed and variable amounts which require estimation during the academic period. Estimation is required where consideration is based upon average enrolments or other metrics which are not known at the start of the academic year. Variable consideration is measured using the expected value method. Historical experience, current trends, local circumstances and customer-specific funding formulas are considered in estimating and constraining variable consideration. To the extent that a higher degree of uncertainty exists regarding variable consideration, these amounts are excluded from the transaction price and recognised when the uncertainty is reasonably removed.

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

There were no deferred contract costs in 2020 or 2019.

e. Remaining transaction price

The below table depicts the remaining transaction price on unsatisfied or partially unsatisfied performance obligations from contracts with customers.

	2020
All figures in £ millions	Sales	Deferred income	Committed sales	Total remaining transaction price	2021	2022	2023 and later
Courseware
Products transferred at a point in time	670	—	—	—	—	—	—
Products and services transferred over time	696	105	14	119	84	14	21

Assessments
Products transferred at a point in time	148	1	—	1	1	—	—
Products and services transferred over time	1,071	217	413	630	426	203	1

Services
Products transferred at a point in time	44	—	—	—	—	—	—
Products and services transferred over time – subscriptions	323	18	10	28	27	1	—
Products and services transferred over time – other ongoing performance obligations	445	18	195	213	213	—	—

Total	3,397	359	632	991	751	218	22

Notes to the consolidated financial statements

3. Revenue from contracts with customers continued

e. Remaining transaction price continued

	2019
All figures in £ millions	Sales	Deferred income	Committed sales	Total remaining transaction price	2020	2021	2022 and later
Courseware
Products transferred at a point in time	954	2	—	2	2	—	—
Products and services transferred over time	696	118	—	118	82	13	23

Assessments
Products transferred at a point in time	174	—	—	—	—	—	—
Products and services transferred over time	1,290	206	375	581	433	146	2

Services[1]
Products transferred at a point in time	86	2	—	2	2	—	—
Products and services transferred over time – subscriptions	310	11	—	11	11	—	—
Products and services transferred over time – other ongoing performance obligations	359	21	106	127	126	1	—

Total	3,869	360	481	841	656	160	25

1

2019 International revenue split between ‘Services Over Time’ to ‘Services Point in Time’ restated by £60m primarily due to a change in classification of certain revenues within the Brazilian Sistemas Franchise business.

	2018
All figures in £ millions	Sales	Deferred income	Committed sales	Total remaining transaction price	2019	2020	2021 and later
Courseware
Products transferred at a point in time	1,263	1	—	1	1	—	—
Products and services transferred over time	776	679	8	687	272	131	284

Assessments[1]
Products transferred at a point in time	158	—	—	—	—	—	—
Products and services transferred over time	1,187	196	402	598	420	173	5

Services[2]
Products transferred at a point in time	123	—	—	—	—	—	—
Products and services transferred over time – subscriptions	310	17	—	17	13	3	1
Products and services transferred over time – other ongoing performance obligations	312	19	145	164	162	1	1

Total	4,129	912	555	1,467	868	308	291

1	The analysis of Assessments revenues in 2018 has been re-presented to better reflect the nature of sales.
2

2018 International revenue split between ‘Services Over Time’ to ‘Services Point in Time’ restated by £59m primarily due to a change in classification of certain revenues within the Brazilian Sistemas Franchise business.

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

Notes to the consolidated financial statements

4. Operating expenses

All figures in £ millions	2020	2019	2018
By function:
Cost of goods sold	1,767	1,858	1,943

Operating expenses
Distribution costs	59	73	88
Selling, marketing and product development costs	572	631	759
Administrative and other expenses	816	999	1,039
Restructuring costs	—	157	90
Other income	(45)	(54)	(69)

Total net operating expenses	1,402	1,806	1,907
Other net gains and losses	(178)	(16)	(230)

Total	2,991	3,648	3,620

Other income includes freight income and sublet income. In 2019, other income included service fee income from the Group’s then associate Penguin Random House of £4m (2018: £3m). Included in administrative and other expenses are research and efficacy costs of £11m (2019: £13m, 2018: £14m). In 2019, in addition to the restructuring costs shown above, there were restructuring costs in relation to associates of £2m (2018: £12m). Other net gains and losses in 2020 largely relate to the sale of the remaining interest in Pearson Random House (£180m gain) and impairments of assets and other costs relating to the disposal of Pearson Institute of Higher Education (£8m loss). In 2019, other net gains and losses largely relate to the sale of the US K12 business. In 2018, other net gains and losses largely relate to the sale of the Wall Street English language teaching business.

All figures in £ millions	2020	2019	2018
By nature:
Product costs	—	16	12
Employee costs	—	90	56
Depreciation and amortisation	—	14	1
Property and facilities	—	12	(5)
Technology and communications	—	2	1
Professional and outsourced services	—	17	9
General and administrative costs	—	6	16

Total restructuring – operating expenses	—	157	90

Share of associate restructuring	—	2	12

Total	—	159	102

In May 2017, the Group announced a major restructuring programme to run between 2017 and 2019 to drive further significant cost savings. The costs of this programme have been excluded from adjusted operating profit so as to better highlight the underlying performance (see note 8). In 2018, property and facility costs include gains on the disposal of properties sold as part of the restructuring programme.

Notes to the consolidated financial statements

4. Operating expenses continued

All figures in £ millions	Notes	2020	2019	2018
By nature:
Royalties expensed		191	242	236
Other product costs		349	466	516
Employee benefit expense	5	1,337	1,452	1,637
Contract labour		67	139	161
Employee-related expense		30	94	115
Promotional costs		233	254	233
Depreciation of property, plant and equipment	10	125	123	66
Amortisation of intangible assets – pre-publication	20	280	271	338
Amortisation of intangible assets – software	11	112	115	88
Amortisation and impairment of intangible assets – other	11	80	151	99
Property and facilities		85	96	147
Technology and communications		216	196	192
Professional and outsourced services		498	480	396
Other general and administrative costs		71	104	85
Costs capitalised		(460)	(465)	(390)
Other net gains and losses		(178)	(16)	(230)
Other income		(45)	(54)	(69)

Total		2,991	3,648	3,620

During the year the Group obtained the following services from the Group’s auditors:

All figures in £ millions	2020	2019	2018
The audit of parent company and consolidated financial statements	5	5	4
The audit of the company’s subsidiaries	2	2	2

Total audit fees	7	7	6
Audit-related and other assurance services	—	—	1
Other non-audit services	—	—	—

Total other services	—	—	1
Total non-audit services	—	—	1

Total	7	7	7

Reconciliation between audit and non-audit service fees is shown below:

All figures in £ millions	2020	2019	2018
Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	7	7	6
Non-audit fees	—	—	1

Total	7	7	7

Fees for attestation under section 404 of the Sarbanes-Oxley Act are allocated between fees payable for the audits of consolidated and subsidiary accounts. Included in non-audit fees is audit related work in relation to disposal

Notes to the consolidated financial statements

4. Operating expenses continued

transactions and other assurance work related to the audit of the Group’s efficacy programme. Included in Group audit fees for 2020 and 2019 additional fees in relation to prior year audit work.

5. Employee information

All figures in £ millions	Notes	2020	2019	2018
Employee benefit expense
Wages and salaries (including termination costs)		1,152	1,258	1,421
Social security costs		96	100	112
Share-based payment costs	26	29	25	37
Retirement benefits – defined contribution plans	25	47	57	56
Retirement benefits – defined benefit plans	25	13	13	23
Other post-retirement medical benefits	25	—	(1)	(12)

Total		1,337	1,452	1,637

The details of the emoluments of the Directors of Pearson plc are shown in the report on Directors’ remuneration.

Average number employed	2020	2019	2018
Employee numbers
UK	4,204	4,345	4,420
Other European countries	865	852	975
US	10,916	12,226	12,431
Canada	323	398	673
Asia Pacific	3,133	2,748	3,493
Other countries	1,894	2,165	2,330

Total	21,335	22,734	24,322

6. Net finance costs

All figures in £ millions	Notes	2020	2019	2018
Interest payable on financial liabilities at amortised cost and associated derivatives		(38)	(22)	(42)
Interest on lease liabilities		(41)	(45)	—
Net foreign exchange losses		(6)	(5)	(36)
Finance costs associated with transactions		—	—	(1)
Derivatives not in a hedge relationship		(22)	(12)	(7)
Derivatives in a hedge relationship		—	—	(5)

Finance costs		(107)	(84)	(91)

Interest receivable on financial assets at amortised cost		9	15	18
Interest on lease receivables		9	11	—
Net finance income in respect of retirement benefits	25	6	13	11
Fair value remeasurement of disposal proceeds		26	—	—
Derivatives not in a hedge relationship		—	2	6
Derivatives in a hedge relationship		—	—	1

Finance income		50	41	36

Net finance costs		(57)	(43)	(55)

Notes to the consolidated financial statements

6. Net finance costs continued

Included in interest receivable is £nil (2019: £1m, 2018: £1m) of interest receivable from related parties. Net movement in fair value of hedges is explained in note 16. For further information on adjusted measures above, see note 8.

7. Income tax

All figures in £ millions	Notes	2020	2019	2018
Current tax
Charge in respect of current year		(18)	(51)	92
Adjustments in respect of prior years		4	21	34

Total current tax charge		(14)	(30)	126

Deferred tax
In respect of temporary differences		(28)	59	(6)
Other adjustments in respect of prior years		(2)	5	(28)

Total deferred tax (charge)/credit	13	(30)	64	(34)

Total tax (charge)/credit		(44)	34	92

The adjustments in respect of prior years in 2020, 2019 and 2018 primarily arise from revising the previous year’s reported tax provision to reflect the tax returns subsequently filed. This results in a change between deferred and current tax as well as an absolute benefit to the total tax charge.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

All figures in £ millions	2020	2019	2018
Profit before tax	354	232	498
Tax calculated at UK rate (2020: 19%, 2019: 19%, 2018: 19%)	(67)	(44)	(94)
Effect of overseas tax rates	(6)	(2)	(28)
Effect of UK rate change	(5)	—	—
Joint venture and associate income reported net of tax	1	10	8
Intra-group financing benefit	14	11	25
Movement in provisions for tax uncertainties	24	3	111
Net expense not subject to tax	(7)	(10)	(29)
Benefit from change in US tax accounting treatment	—	—	25
Gains and losses on sale of businesses not subject to tax	21	57	77
Unrecognised tax losses	(21)	(17)	(9)
Adjustments in respect of prior years	2	26	6

Total tax (charge) / credit	(44)	34	92

UK	23	(12)	37
Overseas	(67)	46	55

Total tax (charge) / credit	(44)	34	92

Tax rate reflected in earnings	12.5%	(14.7)%	(18.5)%

Included in net expense not subject to tax are foreign taxes not creditable, the tax impact of share-based payments and other expenses not deductible.

Notes to the consolidated financial statements

7. Income tax continued

Key judgements

The application of tax legislation in relation to provisions for uncertain tax positions.

Key areas of estimation

The level of provisions required in relation to uncertain tax positions is complex and each matter is separately assessed. The estimation of future settlement amounts is based on a number of factors including the status of the unresolved matter, clarity of legislation, range of possible outcomes and the statute of limitations.

Factors which may affect future tax charges include changes in tax legislation, transfer pricing regulations, the level and mix of profitability in different countries, and settlements with tax authorities.

The movement in provisions for tax uncertainties primarily reflects releases due to the expiry of relevant statutes of limitation, settlement of certain audits and the establishment of provisions for new uncertain tax positions. The current tax liability of £84m (2019: £55m) includes £104m (2019: £152m) of provisions for tax uncertainties principally in respect of several matters in the US, the UK and China. The matters provided for include the allocation between territories of proceeds of historical business disposals and the potential disallowance of intra-group recharges. The Group is currently under audit in several countries, and the timing of any resolution of these audits is uncertain. Of the balance of £104m, £57m relates to 2015 and earlier and is mostly under audit. In most countries, tax years up to and including 2014 are now statute barred from examination by tax authorities. Of the remaining balance, £17m relates to 2016, £14m to 2017, £3m to 2018, £10m to 2019 and £3m to 2020.

If relevant enquiry windows pass with no audit, management believes it is reasonably possible that provision levels will reduce by an estimated £10m within the next 12 months. However, the tax authorities may take a different view from management and the final liability may be greater than provided.

Contingent liabilities relating to tax are disclosed in note 34.

The tax (charge)/benefit recognised in other comprehensive income is as follows:

All figures in £ millions	2020	2019	2018
Net exchange differences on translation of foreign operations	(13)	5	(4)
Fair value gain on other financial assets	(6)	(4)	—
Remeasurement of retirement benefit obligations	2	22	9

	(17)	23	5

A tax charge of £1m (2019: £5m, 2018: £4m) relating to share-based payments has been recognised directly in equity.

8. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares.

Notes to the consolidated financial statements

8. Earnings per share continued

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares. A dilution is not calculated for a loss.

All figures in £ millions	2020	2019	2018
Earnings for the year	310	266	590
Non-controlling interest	—	(2)	(2)

Earnings attributable to equity holders of the company	310	264	588

Weighted average number of shares (millions)	755.4	777.0	778.1
Effect of dilutive share options (millions)	—	0.5	0.6
Weighted average number of shares (millions) for diluted earnings	755.4	777.5	778.7

Earnings per share (in pence per share)
Basic	41.0p	34.0p	75.6p
Diluted	41.0p	34.0p	75.5p

9. Dividends

All figures in £ millions	2020	2019	2018
Final paid in respect of prior year 13.5p (2019: 13.5p, 2018: 12.0p)	101	101	93
Interim paid in respect of current year 6p (2019: 6p, 2018: 5.5p)	45	46	43

	146	147	136

The Directors are proposing a final dividend in respect of the financial year ended 31 December 2020 of 13.5p per equity share which will absorb an estimated £102m of shareholders’ funds. It will be paid on 7 May 2021 to shareholders who are on the register of members on 26 March 2021. These financial statements do not reflect this dividend.

Notes to the consolidated financial statements

10. Property, plant and equipment

	Right-of-use assets		Owned assets
All figures in £ millions	Land and buildings	Plant and equipment	Land and buildings	Plant and equipment	Assets in course of construction	Total
Cost
At 1 January 2019	418	6	317	458	18	1,217
Exchange differences	(9)	—	(8)	(15)	—	(32)
Additions	64	2	—	18	40	124
Disposals	(13)	(4)	(13)	(108)	(8)	(146)
Reclassifications	—	—	4	(4)	—	—
Transfer of finance leases	—	19	—	(19)	—	—
Transfer to intangible assets	—	—	—	(3)	(4)	(7)
Transfer to intangible assets – pre-publication	—	—	—	(2)	(10)	(12)

At 31 December 2019	460	23	300	325	36	1,144
Exchange differences	(11)	(2)	(7)	(11)	(1)	(32)
Additions	62	—	7	5	37	111
Disposals	(13)	(9)	(23)	(29)	(1)	(75)
Reclassifications	—	—	20	21	(41)	—
Transfer to intangible assets	—	—	—	—	(9)	(9)
Transfer to assets classified as held for sale	(59)	—	(1)	(3)	—	(63)

At 31 December 2020	439	12	296	308	21	1,076

Notes to the consolidated financial statements

10. Property, plant and equipment continued

	Right-of-use assets		Owned assets
All figures in £ millions	Land and buildings	Plant and equipment	Land and buildings	Plant and equipment	Assets in course of construction	Total
Depreciation
At 1 January 2019	—	—	(195)	(361)	—	(556)
Exchange differences	2	—	6	13	—	21
Charge for the year	(60)	(4)	(21)	(38)	—	(123)
Disposals	—	—	10	116	—	126
Transfer of finance leases	—	(12)	—	12	—	—
Transfer to intangible assets	—	—	—	3	—	3
Transfer to intangible assets – pre-publication	—	—	—	3	—	3

At 31 December 2019	(58)	(16)	(200)	(252)	—	(526)
Exchange differences	2	1	6	9	—	18
Charge for the year	(65)	(3)	(25)	(32)	—	(125)
Disposals	1	9	22	29	—	61
Reclassifications	—	—	(2)	2	—	—
Impairment in advance of transfer to assets classified as held for sale	(4)	—	—	—	—	(4)
Transfer to assets classified as held for sale	14	—	—	1	—	15

At 31 December 2020	(110)	(9)	(199)	(243)	—	(561)

Carrying amounts
At 1 January 2019	418	6	122	97	18	661
At 31 December 2019	402	7	100	73	36	618

At 31 December 2020	329	3	97	65	21	515

Depreciation expense of £44m (2019: £42m) has been included in the income statement in cost of goods sold and £81m (2019: £81m) in operating expenses.

Notes to the consolidated financial statements

11. Intangible assets

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Cost
At 1 January 2019	2,111	959	910	267	184	457	4,888
Exchange differences	(57)	(22)	(29)	(10)	(5)	(20)	(143)
Additions – internal development	—	137	—	—	—	—	137
Additions – purchased	—	1	—	—	—	—	1
Disposals	—	(15)	(88)	(19)	—	(47)	(169)
Acquisition through business combination	18	—	—	—	—	23	41
Transfer from property, plant and equipment	—	7	—	—	—	—	7
Transfer to intangible assets – pre-publication	—	(28)	—	—	—	—	(28)
Movement in held for sale	67	—	—	—	—	—	67

At 31 December 2019	2,139	1,039	793	238	179	413	4,801
Exchange differences	(45)	(24)	(25)	(19)	(2)	(48)	(163)
Additions – internal development	—	80	—	—	—	—	80
Additions – purchased	—	1	—	—	—	—	1
Disposals	—	(6)	(17)	(21)	(80)	(16)	(140)
Transfer from property, plant and equipment	—	9	—	—	—	—	9
Transfer from intangible assets – pre-publication	—	5	—	—	—	—	5

At 31 December 2020	2,094	1,104	751	198	97	349	4,593

Notes to the consolidated financial statements

11. Intangible assets continued

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Amortisation
At 1 January 2019	—	(512)	(647)	(181)	(178)	(361)	(1,879)
Exchange differences	—	16	22	7	4	19	68
Charge for the year	—	(115)	(51)	(11)	(2)	(22)	(201)
Impairment charge	—	—	—	(12)	—	(53)	(65)
Disposals	—	10	88	19	—	46	163
Transfer from property, plant and equipment	—	(3)	—	—	—	—	(3)
Transfer to intangible assets – pre-publication	—	16	—	—	—	—	16

At 31 December 2019	—	(588)	(588)	(178)	(176)	(371)	(1,901)
Exchange differences	—	18	23	13	2	46	102
Charge for the year	—	(112)	(44)	(14)	(2)	(8)	(180)
Impairment charge	—	—	(2)	—	—	(10)	(12)
Disposals	—	6	17	21	81	15	140

At 31 December 2020	—	(676)	(594)	(158)	(95)	(328)	(1,851)

Carrying amounts
At 1 January 2019	2,111	447	263	86	6	96	3,009
At 31 December 2019	2,139	451	205	60	3	42	2,900

At 31 December 2020	2,094	428	157	40	2	21	2,742

The 2019 amortisation table has been restated to show the £65m impairment charge separately from the charge for the year.

Goodwill

The goodwill carrying value of £2,094m relates to acquisitions completed after 1 January 1998. Prior to 1 January 1998, all goodwill was written off to reserves on the date of acquisition. For acquisitions completed between 1 January 1998 and 31 December 2002, no value was ascribed to intangibles other than goodwill which was amortised over a period of up to 20 years. On adoption of IFRS on 1 January 2003, the Group chose not to restate the goodwill balance and at that date the balance was frozen (i.e. amortisation ceased). If goodwill had been restated, then a significant value would have been ascribed to other intangible assets, which would be subject to amortisation, and the carrying value of goodwill would be significantly lower. For acquisitions completed after 1 January 2003, value has been ascribed to other intangible assets which are amortised.

Other intangible assets

Other intangibles acquired include technology and process rights.

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

Notes to the consolidated financial statements

11. Intangible assets continued

Amortisation of £22m (2019: £19m) is included in the income statement in cost of goods sold and £158m (2019: £182m) in operating expenses. Impairment of £12m (2019: £65m), of which £2m (2019: £nil) relates to customer lists, contracts and relationships, £nil (2019: £12m) to acquired trademarks and brands and £10m (2019: £53m) to other intangibles acquired, is included in operating expenses.

The range of useful economic lives for each major class of intangible asset (excluding goodwill and software) is shown below:

2020
Class of intangible asset	Useful economic life
Acquired customer lists, contracts and relationships	3-20 years
Acquired trademarks and brands	2-20 years
Acquired publishing rights	5-20 years
Other intangibles acquired	2-20 years

The expected amortisation profile of acquired intangible assets is shown below:

	2020
All figures in £ millions	One to five years	Six to ten years	More than ten years	Total
Class of intangible asset
Acquired customer lists, contracts and relationships	116	40	1	157
Acquired trademarks and brands	30	9	1	40
Acquired publishing rights	2	—	—	2
Other intangibles acquired	13	8	—	21

Impairment tests for cash-generating units (CGUs) containing goodwill

Impairment tests have been carried out where appropriate as described below. Goodwill was allocated to CGUs, or an aggregation of CGUs, where goodwill could not be reasonably allocated to individual business units. CGUs have been revised in 2019 and 2020. Impairment reviews were conducted on these revised CGUs as summarised below:

2020 CGUs

	2020	2019
All figures in £ millions	Goodwill	Goodwill
North American Courseware	—	—
OPM	18	18
Virtual Schools	374	386
Assessments	1,002	1,035
International (includes the separate CGUs of Brazil, China, India and South Africa)	700	700

Total	2,094	2,139

Goodwill is tested at least annually for impairment. The recoverable amount of each aggregated CGU is based on the higher of value in use and fair value less costs of disposal. The impairment assessment is based on value in

Notes to the consolidated financial statements

11. Intangible assets continued

2020 CGUs continued

use with the exception of Pearson Institute of Higher Education as explained below. Other than goodwill there are no intangible assets with indefinite lives.

Key areas of estimation

The recoverability of goodwill balances. Key assumptions used in goodwill impairment testing are discount rates, perpetuity growth rates, forecast sales growth rates and forecast operating profits.

No impairments of goodwill were recorded in 2020. Impairment charges of £12m have been recognised in relation to acquired intangibles. In 2019, following a reassessment of the relative risk in the Brazil CGU compared to Pearson as a whole, it was determined in the course of the impairment review that neither the value in use nor the fair value less costs of disposal of the Brazil CGU supported the carrying value of the CGU. As the goodwill related to the Brazil CGU was fully impaired in prior years, the acquired intangibles of the Brazil CGU were impaired by £65m, bringing their carrying value to £27m.

Determination of CGUs and reallocation of goodwill

Pearson identifies its CGUs based on its operating model and how data is collected and reviewed for management reporting and strategic planning purposes in accordance with IAS 36 ‘Impairment of Assets’. In 2019, the CGUs and aggregation of CGUs was revised to take account of the following:

•

The implementation of a new Enterprise Resource Planning (ERP) system in North America meant that ledgers are structured on a legal entity basis rather than the previous divisional basis. This has meant it is no longer possible to identify the carrying values of the Pearson VUE business separately from the wider Assessments business. As a result, the Pearson VUE business has been combined with the Assessments business as one CGU for impairment testing

•	The disposal of the US K-12 business in 2019 caused management to disaggregate the North America CGU.

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

In 2020, due to the new structure of the business and the consequent change in management responsibilities, the Other Growth aggregation of CGUs has been combined with the Core aggregation to form a larger aggregation as Other International. The Other Growth aggregation had no goodwill or intangibles prior to the combination.

Furthermore, the cash flows and assets related to Pearson Institute of Higher Education (PIHE) were extracted from the South Africa CGU and assessed on a fair value less costs to sell basis reflecting the expected disposal of PIHE.

Key assumptions

For the purpose of estimating the value in use of the CGUs, management has used an income approach based on present value techniques. The calculations use cash flow projections based on financial budgets approved by management covering a three-year period.

Notes to the consolidated financial statements

11. Intangible assets continued

Key assumptions continued

Previously, longer forecast periods for OPM were used, however, profitability improvements in the OPM division mean that it is currently sensible to use a three year analysis, consistent with the rest of the Group. OPM relies on contracts with key customers and the forecasts used assume these are renewed or replaced.

The key assumptions used by management in the value in use calculations were:

Discount rates – The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each CGU. The average pre-tax discount rates range from 9.3% to 17.2% (2019: pre-tax 9.5% to 17%). Discount rates are lower for those businesses which operate in more mature markets with low inflation and higher for those operating in emerging markets with higher inflation.

Perpetuity growth rates – The perpetuity growth rates are based on inflation trends. A perpetuity growth rate of 2% (2019: 2%) was used for cash flows subsequent to the approved budget period for CGUs operating in mature markets. This perpetuity growth rate is a conservative rate and is considered to be lower than the long-term historical growth rates of the underlying territories in which the CGU operates and the long-term growth rate prospects of the sectors in which the CGU operates. CGU growth rates between 2.2% to 4.5% (2019: 3.2% to 6.5%) were used for cash flows subsequent to the approved budget period for CGUs operating in emerging markets with high inflation. These growth rates are also generally below the long-term historical growth rates in these markets.

The key assumptions used by management in setting the financial budgets were as follows:

Forecast sales growth rates – Forecast sales growth rates are based on past experience adjusted for the strategic direction and near-term investment priorities within each CGU. Key assumptions include continued growth in OPM and Virtual Schools, ongoing pressures in the US Higher Education Courseware market, and recovery across all of our other CGUs following the impacts of COVID-19 in 2020. The sales forecasts use average nominal growth rates between 11% and 17% for emerging businesses in mature markets (2019: 6% and 11%) and 0% and 13% for mature businesses in mature markets (2019: (5)% and 4%) and between 2% and 18% (2019: 5% and 11%) for emerging markets with high inflation. These growth rates between 2021 and 2023 are inflated due to the impact of COVID-19 on sales in 2020. For those businesses that declined in 2020 the normalised growth rate using 2019 actuals as the starting point would be between (4)% and 3% for mature businesses in mature markets and between (4)% and 4% in emerging markets.

Operating profits – Operating profits are forecast based on historical experience of operating margins, adjusted for the impact of changes to product costs, committed restructuring plans, strategic developments and new business cases to the extent they have been formally approved prior to the balance sheet date. Management applies judgement in allocating corporate costs on a reasonable and consistent basis in order to determine operating profit at a CGU level. Forecasts include assumptions relating to the COVID-19 pandemic. It is assumed that restrictions ease in Q2 2021 with a phased return to normality in H2 2021 as the vaccine roll-out progresses.

Notes to the consolidated financial statements

11. Intangible assets continued

Key assumptions continued

The table below shows the key assumptions for those CGUs for which the carrying value of goodwill is significant in comparison to the total carrying value of goodwill:

	Discount rate	Perpetuity growth rate
Virtual Schools	9.5%	2.0%
Other International	9.3%	2.2%
Assessments	9.5%	2.0%

Sensitivities

Impairment testing for the year ended 31 December 2020 has identified the following CGUs, or groups of CGUs, as being sensitive to reasonably possible changes in key assumptions. The table below shows the headroom at 31 December 2020 and the changes in the key assumptions required in order for the recoverable amount to equal the carrying value.

	Headroom at 31 December 2020	Discount rate	Discount rate for zero headroom	Perpetuity growth rate	Perpetuity growth rate for zero headroom	Contribution* reduction p.a. for zero headroom
North American Courseware	£424m	9.5%	10.7%	2.0%	1.0%	£32m
OPM	£176m	9.5%	11.4%	2.0%	0.3%	£13m
Brazil	£42m	13.6%	16.2%	3.5%	1.5%	£5m
Other International	£368m	9.3%	10.5%	2.2%	1.3%	£27m

*	CGU contribution is operating profit excluding corporate overheads.

12. Investments in joint ventures and associates

The amounts recognised in the balance sheet are as follows:

All figures in £ millions	2020	2019
Associates	6	7
Associates classified as held for sale	—	397

Total	6	404

The amounts recognised in the income statement are as follows:

All figures in £ millions	2020	2019
Associates	5	54

Total	5	54

The Group has no material associates or joint ventures.

The Group’s 25% interest in Penguin Random House was disposed in April 2020 (see note 31). At 31 December 2019, the Group’s share of the assets of Penguin Random House were classified as held for sale on the balance sheet (see note 32). Funds loaned to Penguin Random House were repaid at the point of disposal. Prior to the completion of the sale of Penguin Random House, the Group received dividends of £1m (2019: £64m) from Penguin Random House.

Notes to the consolidated financial statements

12. Investments in joint ventures and associates continued

There were no other material transactions with associates or joint ventures during 2020.

13. Deferred income tax

All figures in £ millions	2020	2019
Deferred income tax assets	32	59
Deferred income tax liabilities	(62)	(48)

Net deferred income tax (liability)/asset	(30)	11

Substantially all of the deferred income tax assets are expected to be recovered after more than one year.

Deferred income tax assets and liabilities shall be offset when there is a legally enforceable right to offset current income tax assets with current income tax liabilities and where the deferred income taxes relate to the same fiscal authority. At 31 December 2020, the Group has gross tax losses for which no deferred tax asset is recognised of £166m (2019: £168m) in respect of UK losses, £369m (2019: £362m) in respect of US losses and approximately £300m (2019: £315m) in respect of losses in other territories. The UK losses are capital losses which can be carried forward indefinitely. The US losses relate to federal and state taxes. Federal tax losses can be carried forward indefinitely; certain state tax losses may have expiry periods between one and 20 years.

Other gross deductible temporary differences for which no deferred tax asset is recognised total £56m (2019: £82m). As at 31 December 2020, £27m of tax losses and other deductible temporary differences included in the disclosed amounts above had been offered in settlement of various tax assessments in India

The amount of temporary differences associated with subsidiaries for which no deferred tax has been provided is not material

Deferred income tax assets of £20m (2019: £41m) have been recognised in countries that reported a tax loss in either the current or preceding year. The majority arises in Brazil in respect of tax deductible goodwill. It is considered more likely than not that there will be sufficient future taxable profits to realise these assets.

The recognition of the deferred income tax assets is supported by management’s forecasts of the future profitability of the relevant countries. In some cases deferred income tax assets are forecast to be recovered through taxable profits over a period that exceeds five years. Management consider these forecasts are sufficiently reliable to support the recovery of the assets. Where there are insufficient forecasts of future profits, deferred income tax assets have not been recognised.

Notes to the consolidated financial statements

13. Deferred income tax continued

The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Trading losses	Returns provisions	Retirement benefit obligations	Deferred revenue	Goodwill and intangibles	Interest limitations	Other	Total
Deferred income tax assets/(liabilities)
At 1 January 2019	20	31	(55)	68	(205)	28	52	(61)
Exchange differences	(1)	(1)	(1)	(3)	6	(2)	(3)	(5)
Income statement benefit/(charge)	70	(10)	(4)	(24)	—	31	1	64
Tax benefit/(charge) in other comprehensive income	—	—	22	—	—	—	(4)	18
Tax charge in equity	—	—	—	—	—	—	(5)	(5)

At 31 December 2019	89	20	(38)	41	(199)	57	41	11
Exchange differences	2	—	(1)	(2)	2	(4)	(5)	(8)
Income statement (charge)/benefit	(44)	(12)	(12)	6	(12)	23	21	(30)
Tax benefit/(charge) in other comprehensive income	—	—	2	—	—	—	(5)	(3)
At 31 December 2020	47	8	(49)	45	(209)	76	52	(30)

Other deferred income tax items include temporary differences in respect of share-based payments, provisions, depreciation and royalty advances.

As at 31 December 2020, no deferred income tax assets or liabilities were classified as held for sale (2019: £nil).

14. Classification of financial instruments

The accounting classification of each class of the Group’s financial assets, and their carrying values, is as follows:

		2020					2019
		Fair value			Amortised cost		Fair value			Amortised cost
All figures in £ millions	Notes	FVOCI	FVTPL	Fair value – hedging instrument	Financial assets	Total carrying value	FVOCI	FVTPL	Fair value – hedging instrument	Financial assets	Total carrying value
Investments in unlisted securities	15	138	—	—	—	138	122	—	—	—	122
Cash and cash equivalents[1]	17	—	93	—	1,004	1,097	—	48	—	389	437
Derivative financial instruments	16	—	2	61	—	63	—	6	48	—	54
Trade receivables	22	—	—	—	803	803	—	—	—	918	918
Investment in finance lease receivable	22	—	—	—	130	130	—	—	—	196	196
Other receivable	22	—	96	—	—	96	—	182	—	—	182

Total financial assets		138	191	61	1,937	2,327	122	236	48	1,503	1,909

1	In 2019, cash and cash equivalents of £48m have been reclassified from amortised cost to FVTPL (classified as level 1) as they relate to money market funds.

Notes to the consolidated financial statements

14. Classification of financial instruments continued

The carrying value of the Group’s financial assets is equal to, or approximately equal to, the market value. The other receivable relates to the receivable which arose on the disposal of the US K-12 business and is included in other receivables, non-current and current, in note 22.

The accounting classification of each class of the Group’s financial liabilities, together with their carrying values and market values, is as follows:

		2020					2019
		Fair value		Amortised cost			Fair value		Amortised cost
All figures in £ millions	Notes	FVTPL	Fair value – hedging instrument	Other financial liabilities	Total carrying value	Total market value	FVTPL	Fair value – hedging instrument	Other financial liabilities	Total carrying value	Total market value
Derivative financial instruments	16	(30)	(22)	—	(52)	(52)	(7)	(32)	—	(39)	(39)
Trade payables	24	—	—	(340)	(340)	(340)	—	—	(358)	(358)	(358)
Bank loans and overdrafts	18	—	—	(3)	(3)	(3)	—	—	(3)	(3)	(3)
Other borrowings due within one year	18	—	—	(251)	(251)	(249)	—	—	(89)	(89)	(89)
Borrowings due after more than one year	18	—	—	(1,397)	(1,397)	(1,451)	—	—	(1,572)	(1,572)	(1,574)

Total financial liabilities		(30)	(22)	(1,991)	(2,043)	(2,095)	(7)	(32)	(2,022)	(2,061)	(2,063)

The market value of leases has been stated at book value.

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

The Group’s bonds valued at £965m (2019: £595m) and money market funds of £93m (2019: £48m) included within cash and cash equivalents are classified as level 1. The Group’s derivative assets valued at £63m (2019: £54m) and derivative liabilities valued at £52m (2019: £39m) are classified as level 2. The Group’s investments in unlisted securities are valued at £138m (2019: £122m) and the other receivable is valued at £96m (2019: £182m); both are classified as level 3.

Notes to the consolidated financial statements

14. Classification of financial instruments continued

Fair value measurement continued

The following table analyses the movements in level 3 fair value remeasurements:

	2020			2019
All figures in £ millions	Other receivable	Investments in unlisted securities	Total	Total
At beginning of year	182	122	304	93
Exchange differences	(7)	(4)	(11)	(2)
Acquisition of investments and other receivable	—	6	6	193
Repayment	(105)	—	(105)	—
Fair value movements	26	14	40	20

At end of year	96	138	234	304

The fair value of the investments in unlisted securities is determined by reference to the financial performance of the underlying asset, recent funding rounds and amounts realised on the sale of similar assets.

The fair value of the other receivable, which arose on the disposal of the US K-12 business, is determined using present value techniques whereby the expected value of future cash flows is discounted using a rate which is representative of the creditworthiness of the US K-12 business.

15. Other financial assets

All figures in £ millions	2020	2019
At beginning of year	122	93
Exchange differences	(4)	(3)
Acquisition of investments	6	12
Fair value movements	14	20

At end of year	138	122

Other financial assets are unlisted securities of £138m (2019: £122m) that are classified at fair value through other comprehensive income (FVOCI). The assets, which are not held for trading, relate to the Group’s interests in new and innovative educational ventures across the world. These are strategic investments and the Group considers the classification as FVOCI to be more relevant. None of the investments are individually significant to the financial statements.

Notes to the consolidated financial statements

16. Derivative financial instruments and hedge accounting

The Group’s approach to the management of financial risks is set out in note 19. The Group’s outstanding derivative financial instruments are as follows:

	2020			2019
All figures in £ millions	Gross notional amounts	Assets	Liabilities	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	354	12	—	336	13	—
Interest rate derivatives – not in a hedge relationship	550	—	(27)	557	2	(6)
Cross-currency rate derivatives – in a hedge relationship	516	44	(20)	502	29	(31)
FX derivatives – in a hedge relationship	193	5	(2)	555	6	(1)
FX derivatives – not in a hedge relationship	361	2	(3)	386	4	(1)

Total	1,974	63	(52)	2,336	54	(39)

Analysed as expiring:
In less than one year	1,238	18	(12)	1,167	25	(15)
Later than one year and not later than five years	663	45	(32)	694	13	(6)
Later than five years	73	—	(8)	475	16	(18)

Total	1,974	63	(52)	2,336	54	(39)

The Group’s treasury policies only allow derivatives to be traded where the objective is risk mitigation. These are then designated for hedge accounting using the following criteria:

•

Where interest rate and cross currency interest rate swaps are used to convert fixed rate debt to floating and we expect to receive inflows equal to the fixed rate debt interest, these are classified as fair value hedges

•

Where derivatives are used to create a future foreign currency liability to provide protection against currency movements affecting the valuation of an overseas investment, these are designated as a net investment hedge

•

If the derivative and the underlying hedged exposure would normally be revalued through the income statement and valuation changes are expected to be perfectly or near perfectly equal and opposite, these will not be classified in a hedge relationship.

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

GBP and USD interest rate swaps are subsequently used to fix an element of the interest charge. The all-in rates (including the spread above LIBOR) that the Group pays are between 1.9% and 3.6%. In addition to this, the Group has executed additional interest rate swaps to offset the floating rate borrowings paying between 0.87% and 2.1%. At 31 December 2020, the Group had interest rate swap contracts to fix £550m of debt and a further £595m of outstanding fixed rate bonds, bringing the total fixed rate debt to £1,145m. These fixed interest rate derivatives are not designated in hedging relationships. Additionally, the Group uses FX derivatives including forwards, collars and cross currency swaps to create synthetic USD debt as a hedge of its USD assets and to achieve certainty of USD currency conversion rates, in line with the Group’s FX hedging policy. Outstanding contracts as at 31 December 2020 were held at an average GBP/USD rate of 1.36. The Group also uses FX derivatives to create synthetic BRL debt as a hedge of BRL assets, these are held at an average GBP/BRL rate of

Notes to the consolidated financial statements

16. Derivative financial instruments and hedge accounting continued

7.53. These derivatives are in designated net investment hedging relationships. The weighted average rate achieved for the bonds in a net investment hedge relationship was GBP/USD 1.59 for the USD bonds and EUR/GBP 0.86 for the euro bonds. Outstanding contracts on the cross currency swaps at 31 December 2020 were held at an average EUR/GBP rate of 0.79. These derivatives are in designated fair value hedging relationships.

The Group’s portfolio of rate derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility. The sensitivity of the portfolio to changes in market rates is set out in note 19.

Fair value hedges

The Group uses interest rate swaps and cross currency swaps as fair value hedges of the Group’s euro issued debt.

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

As the critical terms of the interest rate swaps match the bonds, there is an expectation that the value of the hedging instrument and the value of the hedged item will move in the opposite direction as a result of movements in the zero coupon Euribor curve. The hedge ratio is therefore expected to be 100%. Potential sources of hedge ineffectiveness are a reduction or modification in the hedged item or a material change in the credit risk of swap counterparties.

A foreign currency exposure arises from foreign exchange fluctuations on translation of the Group’s euro debt into GBP. The hedged risk is the risk of changes in the GBPEUR spot rate that will result in changes in the value of the euro debt when translated into GBP. The hedged items are a portion of the Group’s euro bonds. The hedging instruments are floating to floating cross currency swaps which mitigates an exposure to the effect of euro strengthening against GBP within the hedge item. The final exchange on the cross currency swap creates an exposure to euro weakening against GBP.

As the critical terms of the cross-currency swap match the bonds there is an expectation that the value of the hedging instrument and the value of the hedged item move in the opposite direction as a result of movements in the EURGBP exchange rate. The hedge ratio is 100%. Potential sources of hedge ineffectiveness are a reduction or modification in the hedged item or a material change in the credit risk of swap counterparties.

Notes to the consolidated financial statements

16. Derivative financial instruments and hedge accounting continued

Fair value hedges continued

The Group held the following instruments to hedge exposures to changes in interest rates and foreign currency risk associated with borrowings:

	2020
All figures in £ millions	Carrying amount of hedging instruments	Change in fair value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments
Derivative financial instruments for interest rate risk	12	—	354
Derivative financial instruments for currency risk	44	19	354

	2019
All figures in £ millions	Carrying amount of hedging instruments	Change in fair value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments
Derivative financial instruments for interest rate risk	13	—	336
Derivative financial instruments for currency risk	25	(21)	336

The amounts at the reporting date relating to items designated as hedge items were as follows:

	2020
All figures in £ millions	Carrying amount of hedged items	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount	Change in fair value of hedged item used to determine hedge ineffectiveness	Hedge ineffectiveness	Line item in profit or loss that includes hedge ineffectiveness
Interest rate risk
Financial liabilities – borrowings	(367)	(9)	—	—	n/a
Currency risk
Financial liabilities – borrowings	(367)	n/a	(19)	—	n/a

	2019
All figures in £ millions	Carrying amount of hedged items	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount	Change in fair value of hedged item used to determine hedge ineffectiveness	Hedge ineffectiveness	Line item in profit or loss that includes hedge ineffectiveness
Interest rate risk
Financial liabilities – borrowings	(347)	(9)	—	—	n/a
Currency risk
Financial liabilities – borrowings	(347)	n/a	21	—	n/a

Notes to the consolidated financial statements

16. Derivative financial instruments and hedge accounting continued

Hedge of net investment in a foreign operation

A foreign currency exposure arises from the translation of the Group’s net investments in its subsidiaries which have USD, EUR and BRL functional currencies. The hedged risk is the risk of changes in the GBPUSD, GBPEUR and GBPBRL spot rates that will result in changes in the value of the Group’s net investment in its USD, EUR and BRL assets when translated into GBP. The hedged items are a portion of the Group’s assets which are denominated in USD, EUR and BRL. The hedging instruments are debt and derivative financial instruments, including Cross Currency Swaps, FX forwards (including non-deliverable forwards) and FX collars which mitigates an exposure to the effect of a weakening USD, EUR or BRL on the hedged item against GBP.

It is expected that the change in value of each of these items will mirror each other as there is a clear and direct economic relationship between the hedging instrument and the hedged item in the hedge relationship.

Hedge ineffectiveness would arise if the value of the hedged items fell below the value of the hedging instruments, however, this is unlikely as the value of the Group’s assets denominated in USD, EUR and BRL are significantly greater than the proposed net investment programme.

The amounts related to items designated as hedging instruments were as follows:

	2020
All figures in £ millions	Carrying amount of hedging instruments	Change in value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments	Hedging gains/ (losses) recognised in OCI	Hedge ineffectiveness recognised in profit or loss
Derivative financial instruments	(17)	3	(355)	3	—
Financial liabilities – borrowings	(246)	1	(246)	1	—

	2019
All figures in£ millions	Carrying amount of hedging instruments	Change in value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments	Hedging gains/(losses) recognised in OCI	Hedge ineffectiveness recognised in profit or loss
Derivative financial instruments	(21)	13	(722)	13	—
Financial liabilities – borrowings	(246)	10	(246)	10	—

In addition to the above, £15m (2019: £3m) of hedging gains were recognised in OCI in relation to derivative financial instruments that matured during the year. A total of £14m (2019: £nil) of losses accumulated in translation reserve are reclassified to profit and loss as a result of the disposal of Penguin Random House in April 2020. Included in the translation reserve is a cost of hedging reserve relating to the time value of FX collars which is not separately disclosed due to materiality. Value of that reserve will decrease over the life of the hedge transaction. Balance as at 1 January and 31 December 2020 was £2m.

Notes to the consolidated financial statements

16. Derivative financial instruments and hedge accounting continued

Offsetting arrangements with derivative counterparties

Derivative financial assets and liabilities subject to offsetting arrangements are as follows:

	2020			2019
All figures in £ millions	Gross derivative assets	Gross derivative liabilities	Net derivative assets/ liabilities	Gross derivative assets	Gross derivative liabilities	Net derivative assets/ liabilities
Counterparties in an asset position	35	(10)	25	52	(34)	18
Counterparties in a liability position	28	(42)	(14)	2	(5)	(3)

Total as presented in the balance sheet	63	(52)	11	54	(39)	15

All of the Group’s derivative financial instruments are subject to enforceable netting arrangements with individual counterparties, allowing net settlement in the event of default of either party. Offset arrangements in respect of cash balances are described in note 17.

Counterparty exposure from all derivatives is managed, together with that from deposits and bank account balances, within credit limits that reflect published credit ratings and by reference to other market measures (e.g. market prices for credit default swaps) to ensure that there is no significant exposure to any one counterparty’s credit risk.

The Group has no material embedded derivatives that are required to be separately accounted for in accordance with IFRS 9 ‘Financial Instruments’.

17. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2020	2019
Cash at bank and in hand	599	401
Short-term bank deposits	498	36

	1,097	437

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.

At the end of 2020, the currency split of cash and cash equivalents was US dollar 14% (2019: 30%), sterling 64% (2019: 12%), and other 22% (2019: 58%).

Cash and cash equivalents have fair values that approximate to their carrying value due to their short-term nature.

Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2020	2019
Cash and cash equivalents	1,116	437
Bank overdrafts	(3)	(3)

	1,113	434

The cash and cash equivalents balance of £1,116m includes £19m (2019: nil) classified as held for sale. The Group has certain cash pooling arrangements in US dollars, Sterling, Euro and Canadian dollars where both the company and the bank have a legal right of offset. Offsetting amounts are presented gross in the balance sheet. Offset arrangements in respect of derivatives are shown in note 16.

Notes to the consolidated financial statements

18. Financial liabilities – borrowings

The Group’s current and non-current borrowings are as follows:

All figures in £ millions	2020	2019
Non-current
1.875% euro notes 2021 (nominal amount €195m)	—	170
3.75% US dollar notes 2022 (nominal amount $117m)	86	89
3.25% US dollar notes 2023 (nominal amount $94m)	69	72
1.375% euro notes 2025 (nominal amount €300m)	279	262
3.75% gbp notes 2030 (nominal amount £350m)	353	—
Revolving credit facility	—	230
Lease liabilities (see note 35)	610	749

	1,397	1,572

Current (due within one year or on demand)
Bank loans and overdrafts	3	3
1.875% euro notes 2021 (nominal amount €195m)	178	—
Lease liabilities (see note 35)	73	89

	254	92

Total borrowings	1,651	1,664

Included in the non-current borrowings above is £11m of accrued interest (2019: £5m). Included in the current borrowings above is £2m of accrued interest (2019: £nil). In addition to the above, there are non-current borrowings of £66m (2019: £nil) and current borrowings of £3m (2019: £nil) classified as held for sale (see note 32). The maturities of the Group’s non-current borrowings are as follows:

All figures in £ millions	2020	2019
Between one and two years	160	251
Between two and five years	531	609
Over five years	706	712

	1,397	1,572

The carrying amounts and market values of borrowings are as follows:

	2020			2019
All figures in £ millions	Effective interest rate	Carrying value	Market value	Effective interest rate	Carrying value	Market value
Bank loans and overdrafts	n/a	3	3	n/a	3	3
1.875% euro notes 2021	2.04%	178	176	2.04%	170	170
3.75% US dollar notes 2022	3.94%	86	88	3.94%	89	90
3.25% US dollar notes 2023	3.36%	69	71	3.36%	72	72
1.375% euro notes 2025	1.44%	279	278	1.44%	262	263
3.75% gbp notes 2030	3.93%	353	404	—	—	—
Revolving credit facility	n/a	—	—	1.075%	230	230

		968	1,020		826	828

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

Notes to the consolidated financial statements

18. Financial liabilities – borrowings continued

The carrying amounts of the Group’s borrowings before the effect of derivatives (see notes 16 and 19 for further information on the impact of derivatives) are denominated in the following currencies:

All figures in £ millions	2020	2019
US dollar	458	539
Sterling	686	576
Euro	472	442
Other	35	107

	1,651	1,664

The Group has $1.19bn (£0.9bn) of undrawn capacity on its committed borrowing facilities as at 31 December 2020 (2019: $0.9bn (£0.7bn) undrawn). In addition, there are a number of short-term facilities that are utilised in the normal course of business. All of the Group’s borrowings are unsecured. In respect of lease obligations, the rights to the leased asset revert to the lessor in the event of default.

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

Capital risk

The Group’s objectives when managing capital are:

•	To maintain a strong balance sheet and a solid investment grade rating;

•	To continue to invest in the business organically and through acquisitions;

•	To have a sustainable and progressive dividend policy; and

•

To return surplus cash to our shareholders where appropriate. In response to the COVID-19 outbreak, the Group took a decision to suspend the share buyback programme, which helped to preserve liquidity and maintain the Group’s credit metrics. In May 2020 Standard and Poor’s downgraded the Group to BBB- (stable) (2019: BBB (negative outlook)) and in August 2020 Moody’s downgraded the Group to Baa3 (stable) (2019: Baa2 (stable outlook)), reflecting weaker anticipated results for 2020 as a result of COVID-19. It is anticipated that sales and profit growth will improve the Group’s credit position following the end of widespread social distancing and lockdown measures in the Group’s major markets.

Notes to the consolidated financial statements

19. Financial risk management continued

Capital risk continued

The Group aimed to maintain net debt at a level less than 1.5 times adjusted EBITDA before the adoption of IFRS 16 and less than 2.2 times adjusted EBITDA after the adoption of IFRS 16. This is consistent with a solid investment-grade rating (assuming no material deterioration in trading performance) and provides comfortable headroom against covenants.

Net debt

The Group’s net debt position is set out below:

All figures in £ millions	2020	2019
Cash and cash equivalents	1,116	437
Derivative financial instruments	11	15
Bank loans and overdrafts	(3)	(3)
Bonds	(965)	(593)
Revolving credit facility	—	(230)
Investment in finance lease receivable	130	196
Lease liabilities	(752)	(838)

Net debt	(463)	(1,016)

Net debt presented above includes borrowings of £69m (2019: nil) and cash and cash equivalents of £19m (2019: nil) which are included in assets and liabilities held for sale.

Interest and foreign exchange rate management

The Group’s principal currency exposure is to the US dollar which represents more than 60% of the Group’s sales.

The Group’s long-term debt is primarily held in US dollars to provide a natural hedge of this exposure, which is achieved through issued US dollar debt or converting euro debt to US dollars using cross-currency swaps, forwards and collars. As at 31 December 2020, the Group’s debt of £1,651m is all held at fixed rates (2019: fixed rates: £1,641m, floating rates: £23m).

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

The Group does not have significant cross-border foreign exchange transactional exposures.

Notes to the consolidated financial statements

19. Financial risk management continued

Interest and foreign exchange rate management continued

As at 31 December 2020, the sensitivity of the carrying value of the Group’s financial instruments to fluctuations in interest rates and exchange rates is as follows:

	2020
All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling
Investments in unlisted securities	138	—	—	(11)	13
Other receivable	96	—	—	(9)	11
Cash and cash equivalents	1,097	—	—	(55)	25
Derivative financial instruments	11	17	(19)	3	1
Bonds	(965)	9	(9)	54	(67)
Other borrowings	(686)	—	—	62	(76)
Investment in finance lease receivable	130	—	—	(12)	14
Other net financial assets	463	—	—	(44)	40

Total financial instruments	284	26	(28)	(12)	(39)

	2019
All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling
Investments in unlisted securities	122	—	—	(9)	11
Other receivable	182	—	—	(17)	20
Cash and cash equivalents	437	—	—	(32)	39
Derivative financial instruments	15	16	(18)	22	(23)
Bonds	(593)	11	(12)	53	(64)
Other borrowings	(1,071)	2	(2)	46	(56)
Investment in finance lease receivable	196	—	—	(18)	22
Other net financial assets	560	—	—	(43)	52

Total financial instruments	(152)	29	(32)	2	1

The table above shows the sensitivities of the fair values of each class of financial instrument to an isolated change in either interest rates or foreign exchange rates. Other net financial assets comprises trade receivables less trade payables. A significant proportion of the movements shown above would impact equity rather than the income statement due to the location and functional currency of the entities in which they arise and the availability of net investment hedging.

The Group’s income statement is reported at average rates for the year while the balance sheet is translated at the year-end closing rate. Differences between these rates can distort ratio calculations such as debt to EBITDA and interest cover. Adjusted operating profit translated at year-end closing rates would be £25m lower than the reported figure of £313m at £288m. Adjusted EBITDA translated at year-end closing rates would be £38m lower than the reported figure of £550m at £512m.

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

At 31 December 2020, the Group had cash of £1.1bn and an outstanding drawing of £nil on the US dollar denominated revolving credit facility due 2024 of $1.19bn (£0.9bn).

The $1.19bn facility contains interest cover and leverage covenants which the Group has complied with for the year ended 31 December 2020. The maturity of the carrying values of the Group’s borrowings and trade payables are set out in notes 18 and 24 respectively.

At the end of 2020, the currency split of the Group’s trade payables was US dollar £195m, sterling £76m and other currencies £69m (2019: US dollar £214m, sterling £57m and other currencies £87m). Trade payables are all due within one year (2019: all due within one year).

The table below analyses the Group’s bonds and derivative assets and liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. Short dated derivative instruments have not been included in this table. The amounts disclosed in the table are the contractual undiscounted cash flows (including interest) and as such may differ from the amounts disclosed on the balance sheet.

	Analysed by maturity				Analysed by currency
All figures in £ millions	Greater than one month and less than one year	Later than one year but less than five years	Five years or more	Total	USD	GBP	Other	Total
At 31 December 2020
Bonds	200	497	416	1,113	166	481	466	1,113
Rate derivatives – inflows	(186)	(350)	(1)	(537)	(12)	(152)	(373)	(537)
Rate derivatives – outflows	180	350	12	542	209	330	3	542
FX forwards – inflows	(68)	—	—	(68)	—	(68)	—	(68)
FX forwards – outflows	68	—	—	68	36	—	32	68

Total	194	497	427	1,118	399	591	128	1,118

At 31 December 2019
Bonds	12	354	259	625	177	—	448	625
Rate derivatives – inflows	(19)	(223)	(332)	(574)	(41)	(172)	(361)	(574)
Rate derivatives – outflows	23	237	331	591	242	344	5	591
FX forwards – inflows	(186)	(24)	—	(210)	—	(210)	—	(210)
FX forwards – outflows	186	23	—	209	209	—	—	209

Total	16	367	258	641	587	(38)	92	641

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

Cash deposits and derivative transactions are made with approved counterparties up to pre-agreed limits. To manage counterparty risk associated with cash and cash equivalents, the Group uses a mixture of money market funds as well as bank deposits. As at 31 December 2020, 88% of cash and cash equivalents was held with investment grade bank counterparties, 9% with AAA money market funds and 3% held with non-investment grade bank counterparties.

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

Amendments to IFRS 9 and IFRS 7 Interest Rate Benchmark Reform

In light of Interest Rate Benchmark Reform and amendments to IFRS 9 and IFRS 7 which Pearson early adopted in 2019, the Group has considered the impact of IBOR reform on Pearson’s hedge accounting. In accordance with the transition provisions, the amendments have been adopted retrospectively to hedging relationships that existed at the start of 2019 reporting period or were designated thereafter. The amendments provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by IBOR reform.

The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness continue should be recorded in the income statement. Furthermore, the amendments set out triggers for when the reliefs will end, which include the uncertainty arising from interest rate benchmark reform no longer being present.

Pearson has a limited exposure to changes in the EUR IBOR benchmark. The Group has €395m (£355m) of Interest Rate Swaps which are in fair value hedge relationships. Pearson has considered a IBOR transition plan. Pearson currently anticipates that the areas of greatest change will be amendments to the contractual terms of EUR-IBOR-referenced floating-rate swaps and updating hedge designations.

Notes to the consolidated financial statements

19. Financial risk management continued

Amendments to IFRS 9 and IFRS 7 Interest Rate Benchmark Reform continued

In summary, the reliefs provided by the amendments that apply to the Group are:

•

In assessing whether the hedge is expected to be highly effective on a forward-looking basis, the Group has assumed that the Euribor interest rate on which the cash flows of the interest rate swap that hedges fixed-rate Euro bonds is not altered by IBOR reform;

•

The Group will not discontinue hedge accounting during the period of IBOR-related uncertainty solely because the retrospective effectiveness demonstrates ineffectiveness due to IBOR reform. The Group has assessed whether the hedged Euribor risk component is a separately identifiable risk only when it first designates the hedge and not on an ongoing basis.

20. Intangible assets – pre-publication

All figures in £ millions	2020	2019
Cost
At beginning of year	2,275	2,096
Exchange differences	(48)	(66)
Additions	323	306
Disposals	(31)	(82)
Transfer from property, plant and equipment	—	9
Transfer (to)/from intangible assets	(5)	12

At end of year	2,514	2,275

Amortisation
At beginning of year	(1,405)	(1,279)
Exchange differences	45	53
Charge for the year	(280)	(261)
Disposals	31	82

At end of year	(1,609)	(1,405)

Carrying amounts at end of year	905	870

Included in the above are pre-publication assets amounting to £607m (2019: £585m) which will be realised in more than one year. Amortisation is included in the income statement in cost of goods sold. In addition to the above, in 2019 there was a £10m charge and additions of £13m relating to assets and liabilities held for sale (see note 32).

Key areas of estimation

•	The recoverability of prepublication assets and in particular the assessment of the useful economic lives of pre-publication assets. The key assumption is the estimate of future potential sales.

Pre-publication assets are assessed for impairment triggers on an annual basis or when triggering events occur. In 2020, the impact of COVID-19 resulted in a full impairment analysis being undertaken on pre-publication assets. The impairment test showed that there is adequate headroom across all pre-publication assets and accordingly no impairment charges were recognised.

Notes to the consolidated financial statements

21. Inventories

All figures in £ millions	2020	2019
Raw materials	5	5
Work in progress	2	2
Finished goods	116	155
Returns asset	6	7

	129	169

The cost of inventories recognised as an expense and included in the income statement in cost of goods sold amounted to £219m (2019: £231m) including £41m (2019: £33m) of inventory provisions. None of the inventory is pledged as security.

Included within the inventory balance is the estimation of the right to receive goods from contracts with customers via returns. The value of the returns asset is measured at the carrying amount of the assets at the time of sale aligned to the Group’s normal inventory valuation methodology less any expected costs to recover the asset and any expected reduction in value. Impairment charges against the inventory returns asset are £nil in 2020 (2019: £nil). The returns asset all relates to finished goods.

The year on year reduction in inventories is due to increased provisions for obsolescence and a reduction in the production of inventory due to the Group’s digital first strategy.

22. Trade and other receivables

All figures in £ millions	2020	2019
Current
Trade receivables	795	903
Royalty advances	2	4
Prepayments	189	138
Investment in finance lease receivable	18	25
Accrued income	12	11
Other receivables	102	194

	1,118	1,275

Non-current
Trade receivables	8	15
Royalty advances	3	—
Prepayments	13	7
Investment in finance lease receivable	112	171
Accrued income	1	5
Other receivables	86	115

	223	313

Accrued income represents contract assets which are unbilled amounts generally resulting from assessments and services revenue streams where revenue to be recognised over time has been recognised in excess of customer billings to date. Impairment charges on accrued income assets are £nil (2019: £nil). The carrying value of the Group’s trade and other receivables approximates its fair value. Trade receivables are stated net of provisions for bad and doubtful debts. In addition to the above, there are trade receivables of £6m (2019: £nil) classified as held for sale (see note 32).

Notes to the consolidated financial statements

22. Trade and other receivables continued

The movements in the provision for bad and doubtful debts are as follows:

All figures in £ millions	2020	2019
At beginning of year	(92)	(96)
Exchange differences	6	3
Income statement movements	(26)	(35)
Utilised	32	36
Transfer to assets classified as held for sale	6	—

At end of year	(74)	(92)

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.

The ageing of the Group’s trade receivables is as follows:

All figures in £ millions	2020	2019
Within due date	668	654
Up to three months past due date	70	155
Three to six months past due date	11	35
Six to nine months past due date	23	9
Nine to 12 months past due date	7	14
More than 12 months past due date	24	51

Net trade receivables	803	918

The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historical payment profiles, and assessment of forward looking risk factors. In 2020, this assessment included factors specifically related to the COVID-19 pandemic which resulted in a proportionate increase in the bad debt provision. A significant portion of the trade debtors are covered by insurance contracts. Management believes all the remaining receivable balances are fully recoverable.

The year on year reduction in trade and other receivables is primarily driven by reduced sales, a proportionate increase in provisions for bad debts, the receipt of deferred proceeds in relation to the US K-12 disposal and the disposal of a lease held as an investment in finance lease receivable. This is partially offset by an increase in prepayments due to timing differences on certain significant payments.

Notes to the consolidated financial statements

23. Provisions for other liabilities and charges

All figures in £ millions	Property	Disposals and closures	Legal and other	Total
At 1 January 2020	16	—	49	65
Exchange differences	—	—	(3)	(3)
Charged to income statement	1	4	11	16
Released to income statement	(2)	—	(5)	(7)
Utilised	(7)	—	(36)	(43)
Transfer from trade and other liabilities	—	—	5	5

At 31 December 2020	8	4	21	33

Analysis of provisions:

	2020
All figures in £ millions	Property	Disposals and closures	Legal and other	Total
Current	2	4	19	25
Non-current	6	—	2	8

	8	4	21	33

	2019
Current	9	—	43	52
Non-current	7	—	6	13

	16	—	49	65

Property provisions in 2020 relate primarily to dilapidations and in 2019 relate to restructuring and dilapidation provisions. Disposals and closures relate to the disposal of Pearson Institute of Higher Education.

Legal and other includes legal claims, contract disputes and potential contract losses with the provisions utilised as the cases are settled. Also included in legal and other are other restructuring provisions that are generally utilised within one year.

The year on year reduction in provisions is mainly due to utilisation of provisions related to the 2017-2019 major restructuring programme.

Notes to the consolidated financial statements

24. Trade and other liabilities

All figures in£ millions	2020	2019
Trade payables	340	358
Sales return liability	86	122
Social security and other taxes	17	13
Accruals	290	295
Deferred income	356	360
Interest payable	30	28
Other liabilities	157	188

	1,276	1,364
Less: non-current portion
Deferred income	52	55
Other liabilities	28	31

	80	86

Current portion	1,196	1,278

The carrying value of the Group’s trade and other liabilities approximates its fair value. The deferred income balance comprises contract liabilities in respect of advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future periods.

In addition to the above, there are accruals of £2m (2019: £nil) and deferred income of £3m (2019: £nil) classified as held for sale (see note 32). The decrease in the sales return liability is largely due to the reduction in sales of physical products. Other reductions in trade and other liabilities are primarily due to favourable foreign exchange movements.

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

At 31 December 2020, the UK Group plan had approximately 26,500 members, analysed in the following table:

All figures in %	Active	Deferred	Pensioners	Total
Defined benefit	—	19	33	52
Defined contribution	12	36	—	48

Total	12	55	33	100

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

In 2020 , due to the November court judgement on GMP equalisation, there is a past service cost recognised in the income statement in respect of the UK Group Plan of £1m.

The defined benefit schemes expose the Group to actuarial risks, such as life expectancy, inflation risks, and investment risk including asset volatility and changes in bond yields. The Group is not exposed to any unusual, entity-specific or plan-specific risks.

The defined contribution section of the UK Group plan operates a Reference Scheme Test (RST) pension underpin for its members. Where a member’s fund value is insufficient to purchase the RST pension upon retirement, the UK Group plan is liable for the shortfall to cover the member’s RST pension. A liability of £67m (2019: £33m) is included in the UK Group plan’s defined benefit obligation, representing the net cost of the shortfall to cover RST pensions and fund values being converted to a pension in the UK Group plan. This is calculated as the present value of projected payments less the fund value. From 1 January 2018, members who have sufficient funds to purchase an RST pension are able to convert their fund value into a pension in the UK Group plan as an alternative to purchasing an annuity with an insurer. The Group does not recognise the assets and liabilities for members of the defined contribution section of the UK Group plan whose fund values are expected to be sufficient to purchase an RST pension without assistance from the UK Group plan. Based on experience, an assumption has been made about the proportion of members who will choose to convert their fund value into a pension in the UK Group Plan and this has been taken into account in the calculation of the UK Group Plan’s defined benefit obligation. The defined contribution section of the UK Group plan had gross assets of £545m at 31 December 2020 (2019: £512m).

Key judgements

Whether the Group will be eligible to receive the surplus associated with the UK Group Pension Plan in recognising a pension asset.

Key areas of estimation

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

Notes to the consolidated financial statements

25. Retirement benefit and other post-retirement obligations continued

Assumptions continued

	2020			2019			2018
All figures in %	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB
Inflation	2.9	0.6	—	3.0	1.7	1.5	3.3	1.6	1.5
Rate used to discount plan liabilities	1.4	2.2	2.1	2.0	3.0	3.1	2.8	4.0	4.1
Expected rate of increase in salaries	3.4	2.2	3.0	3.5	2.9	3.0	3.8	2.9	3.0
Expected rate of increase for pensions in payment and deferred pensions	2.05 to 5.05	—	—	1.85 to 5.05	—	—	2.1 to 5.1	—	—
Initial rate of increase in healthcare rate	—	—	6.5	—	—	6.8	—	—	7.0
Ultimate rate of increase in healthcare rate	—	—	5.0	—	—	5.0	—	—	5.5

The UK discount rate is based on corporate bond yields adjusted to reflect the duration of liabilities.

The inflation rate for the UK Group plan of 2.9% reflects the RPI rate. In line with changes to legislation in 2010, certain benefits have been calculated with reference to CPI as the inflationary measure and in these instances a rate of 2.2% has been used. The CPI rate is determined as a weighted average deduction from the RPI rate, and allows for the expected change to the formula for calculating RPI to be in line with CPIH from 2030 onwards.

The expected rate of increase in salaries has been set at 3.4% for 2020.

For the UK Group plan, the mortality base table assumptions have been updated and are derived from the SAPS S2 for males and females, adjusted to reflect the observed experience of the plan, with CMI model improvement factors. A 1.5% long-term rate improvement on the CMI 2019 model is applied for both males and females. The analysis of experience, and standard tables, do not reflect the impact of the ongoing COVID-19 pandemic, the ultimate impact of which remains uncertain.

For the US plans, the mortality table (Pri – 2012) and 2020 improvement scale (MP – 2020) with generational projection for male and female annuitants has been adopted.

Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK Group plan and US plans is as follows:

	UK		US
All figures in years	2020	2019	2020	2019
Male	24.0	24.0	20.4	20.6
Female	24.3	24.3	22.4	22.6

The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

	UK		US
All figures in years	2020	2019	2020	2019
Male	25.6	25.5	21.9	22.2
Female	26.1	26.1	23.8	24.1

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

Notes to the consolidated financial statements

25. Retirement benefit and other post-retirement obligations continued

Financial statement information

The amounts recognised in the income statement are as follows:

	2020
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	6	2	8	47	—	55
Past service cost	1	—	1	—	—	1
Curtailments	—	(1)	(1)	—	—	(1)
Administration expenses	5	—	5	—	—	5

Total operating expenses	12	1	13	47	—	60
Interest on plan assets	(66)	(3)	(69)	—	—	(69)
Interest on plan liabilities	57	5	62	—	1	63

Net finance (income)/expense	(9)	2	(7)	—	1	(6)

Net income statement charge	3	3	6	47	1	54

	2019
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	6	3	9	57	—	66
Past service cost	—	—	—	—	—	—
Curtailments	(2)	—	(2)	—	(1)	(3)
Administration expenses	6	—	6	—	—	6

Total operating expense	10	3	13	57	(1)	69
Interest on plan assets	(89)	(5)	(94)	—	—	(94)
Interest on plan liabilities	73	6	79	—	2	81

Net finance (income)/expense	(16)	1	(15)	—	2	(13)

Net income statement charge	(6)	4	(2)	57	1	56

	2018
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	7	2	9	56	(1)	64
Past service cost	8	—	8	—	—	8
Curtailments	—	—	—	—	(11)	(11)
Administration expenses	6	—	6	—	—	6

Total operating expense	21	2	23	56	(12)	67
Interest on plan assets	(82)	(5)	(87)	—	—	(87)
Interest on plan liabilities	68	6	74	—	2	76

Net finance (income)/expense	(14)	1	(13)	—	2	(11)

Net income statement charge	7	3	10	56	(10)	56

Notes to the consolidated financial statements

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

The amounts recognised in the balance sheet are as follows:

	2020				2019
All figures in £ millions	UK Group plan	Other funded plans	Other unfunded plans	Total	UK Group plan	Other funded plans	Other unfunded plans	Total
Fair value of plan assets	3,588	119	—	3,707	3,341	120	—	3,461
Present value of defined benefit obligation	(3,178)	(135)	(21)	(3,334)	(2,912)	(138)	(19)	(3,069)

Net pension asset/(liability)	410	(16)	(21)	373	429	(18)	(19)	392
Other post-retirement medical benefit obligation				(39)				(43)
Other pension accruals				(9)				(12)

Net retirement benefit asset				325				337

Analysed as:
Retirement benefit assets				410				429
Retirement benefit obligations				(85)				(92)

The following gains/(losses) have been recognised in other comprehensive income:

All figures in £ millions	2020	2019	2018
Amounts recognised for defined benefit plans	(24)	(148)	16
Amounts recognised for post-retirement medical benefit plans	1	3	6

Total recognised in year	(23)	(145)	22

The fair value of plan assets comprises the following:

	2020			2019
All figures in %	UK Group plan	Other funded plans	Total	UK Group plan	Other funded plans	Total
Insurance	42	—	42	43	—	43
Equities	1	1	2	1	1	2
Bonds	5	1	6	5	2	7
Property	5	—	5	5	—	5
Pooled asset investment funds	33	—	33	30	—	30
Other	12	—	12	13	—	13

The plan assets do not include any of the Group’s own financial instruments, or any property occupied by the Group. The table below further disaggregates the plan assets into additional categories and those assets which have a quoted market price in an active market and those that do not:

	2020		2019
All figures in %	Quoted market price	No quoted market price	Quoted market price	No quoted market price
Insurance	42	—	43	—
Non-UK equities	—	2	—	2
Fixed-interest securities	6	—	7	—
Property	—	5	—	5
Pooled asset investment funds	34	—	30	—
Other	—	11	—	13

Total	82	18	80	20

Notes to the consolidated financial statements

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

The liquidity profile of the UK Group plan assets is as follows:

All figures in %	2020	2019
Liquid – call<1 month	39	37
Less liquid – call 1–3 months	—	—
Illiquid – call>3 months	61	63

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

	2020			2019
All figures in £ millions	UK Group plan	Other plans	Total	UK Group plan	Other plans	Total
Fair value of plan assets
Opening fair value of plan assets	3,341	120	3,461	3,240	141	3,381
Exchange differences	—	(3)	(3)	—	(5)	(5)
Interest on plan assets	66	3	69	89	5	94
Return on plan assets excluding interest	297	8	305	133	13	146
Contributions by employer	3	5	8	3	2	5
Benefits paid	(119)	(14)	(133)	(124)	(16)	(140)
Other	—	—	—	—	(20)	(20)

Closing fair value of plan assets	3,588	119	3,707	3,341	120	3,461

Present value of defined benefit obligation
Opening defined benefit obligation	(2,912)	(157)	(3,069)	(2,671)	(177)	(2,848)
Exchange differences	—	3	3	—	5	5
Current service cost	(6)	(2)	(8)	(6)	(3)	(9)
Past service cost	(1)	—	(1)	—	—	—
Curtailments	—	1	1	2	—	2
Administration expenses	(5)	—	(5)	(6)	—	(6)
Interest on plan liabilities	(57)	(5)	(62)	(73)	(6)	(79)
Actuarial gains/(losses) – experience	(18)	(2)	(20)	(6)	(1)	(7)
Actuarial gains/(losses) – demographic	1	1	2	18	1	19
Actuarial gains/(losses) – financial	(299)	(11)	(310)	(294)	(12)	(306)
Contributions by employee	—	2	2	—	—	—
Other	—	—	—	—	20	20
Benefits paid	119	14	133	124	16	140

Closing defined benefit obligation	(3,178)	(156)	(3,334)	(2,912)	(157)	(3,069)

The weighted average duration of the defined benefit obligation is 17 years for the UK and 8 years for the US.

Notes to the consolidated financial statements

25. Retirement benefit and other post-retirement obligations continued

Financial statement information continued

Changes in the value of the US PRMB are as follows:

All figures in £ millions	2020	2019
Opening defined benefit obligation	(43)	(49)
Exchange differences	1	1
Current service cost	—	—
Curtailments	—	1
Interest on plan liabilities	(1)	(2)
Actuarial gains/(losses) – experience	3	4
Actuarial gains/(losses) – demographic	1	1
Actuarial gains/(losses) – financial	(3)	(2)
Benefits paid	3	3

Closing defined benefit obligation	(39)	(43)

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

Assets of the plan are divided into two elements: matching assets, which are assets that produce cash flows that can be expected to match the cash flows for a proportion of the membership, and include a liability-driven investment mandate (UK bonds, interest rate/inflation swaps and other derivative instruments), pensioner buy-in insurance policies, inflation-linked property and infrastructure; and return seeking assets, which are assets invested with a longer-term horizon to generate the returns needed to provide the remaining expected cash flows for the beneficiaries, and include diversified growth funds, property and alternative asset classes. The plan’s long-term investment strategy allocates 95% to matching assets and 5% to return-seeking assets.

Following the purchase of buy-in policies with Legal & General and Aviva in 2017 and 2019, 95% of the UK Group plan’s pensioner liabilities are now matched with buy-in policies. These transfer significant longevity risk to Aviva and Legal & General, reducing the pension risks being underwritten by the Group and providing additional security for members.

Regular employer contributions to the plan in respect of the defined benefit sections are estimated to be £2m for 2021.

Sensitivities

The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2020
All figures in £ millions	1% increase	1% decrease
Effect:
(Decrease)/increase in defined benefit obligation – UK Group plan	(522)	723
(Decrease)/increase in defined benefit obligation – US plan	(11)	13

Notes to the consolidated financial statements

25. Retirement benefit and other post-retirement obligations continued

Sensitivities continued

The effect of members living one year more or one year less on the defined benefit obligation is as follows:

	2020
All figures in £ millions	One year increase	One year decrease
Effect:
Increase/(decrease) in defined benefit obligation – UK Group plan	144	(143)
Increase/(decrease) in defined benefit obligation – US plan	8	(9)

The effect of a half percentage point increase and decrease in the inflation rate is as follows:

	2020
All figures in £ millions	0.5% increase	0.5% decrease
Effect:
Increase/(decrease) in defined benefit obligation – UK Group plan	191	(173)
Increase/(decrease) in defined benefit obligation – US plan	—	—

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

26. Share-based payments

The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

All figures in £ millions	2020	2019	2018
Pearson plans	29	25	37

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

Long-Term Incentive Plan – The plan was first introduced in 2001, renewed again in 2006 and again in 2011. The plan consists of restricted shares. The vesting of restricted shares is normally dependent on continuing

Notes to the consolidated financial statements

26. Share-based payments continued

service over a three to five-year period, and in the case of executive directors and senior management upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market performance criteria. Restricted shares awarded to executive directors in May 2020 and May 2019 vest dependent on relative total shareholder return, return on invested capital and adjusted earnings per share growth. These awards are in addition to the one-off co-investment award for Andy Bird, vesting in three equal tranches based on market and non-market performance criteria. The applicable market condition for the vesting of the final tranche is on total shareholder return. Further details of the award are outlined in the Directors’ remuneration report. Other restricted shares awarded in 2020, 2019 and 2018 vest depending on continuing service over periods of up to three years.

Management Incentive Plan – The plan was introduced in 2017 combining the Group’s Annual Incentive Plan and Long-Term Incentive Plan for senior management. The number of shares to be granted to participants is dependent on Group performance in the calendar year preceding the date of grant (on the same basis as the Annual Incentive Plan). Subsequently, the shares vest dependent on continuing service over a three-year period, and additionally in the case of Pearson Executive management, upon satisfaction of non-market based performance criteria as determined by the Remuneration Committee. Restricted shares awarded as part of the 2019 and 2018 Management Incentive Plan were granted in April 2020 and 2019 respectively. Restricted shares awarded as part of the 2020 Management Incentive Plan will be granted in April 2021.

The following shares were granted under restricted share arrangements:

	2020		2019
	Number of shares 000s	Weighted average fair value £	Number of shares 000s	Weighted average fair value £
Long-Term Incentive Plan	5,598	4.94	2,785	8.09
Management Incentive Plan	696	5.29	1,435	8.49

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

27. Share capital and share premium

	Number of shares 000s	Share capital £m	Share premium £m
At 1 January 2019	781,078	195	2,607
Issue of ordinary shares – share option schemes	1,021	—	7
Purchase of own shares	—	—	—

At 31 December 2019	782,099	195	2,614
Issue of ordinary shares – share option schemes	1,236	—	6
Purchase of own shares	(30,077)	(7)	—

At 31 December 2020	753,258	188	2,620

Notes to the consolidated financial statements

27. Share capital and share premium continued

The ordinary shares have a par value of 25p per share (2019: 25p per share). All issued shares are fully paid. All shares have the same rights.

A £350m share buyback programme was announced January 2020, the programme was later paused due to the impact of COVID-19. The original intention was to buyback approximately £350m of shares and at the date of pausing the programme approximately 30m shares had been bought back and cancelled at a cost of £176m. There are currently no plans to resume the share buyback programme. The shares bought back have been cancelled and the nominal value of these shares transferred to a capital redemption reserve. The nominal value of shares cancelled at 31 December 2020 was £18m (2019: £11m).

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

28. Treasury shares

	Number of shares 000s	£m
At 1 January 2019	3,225	33
Purchase of treasury shares	6,100	52
Release of treasury shares	(6,067)	(61)

At 31 December 2019	3,258	24
Purchase of treasury shares	1,105	6
Release of treasury shares	(3,460)	(23)

At 31 December 2020	903	7

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 0.1% (2019: 0.4%) of called-up share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share. The nominal value of Pearson plc treasury shares amounts to £0.2m (2019: £0.8m). Dividends on treasury shares are waived. At 31 December 2020, the market value of Pearson plc treasury shares was £6m (2019: £21m).

Notes to the consolidated financial statements

29. Other comprehensive income

	2020
	Attributable to equity holders of the company				Non- controlling interest	Total
All figures in £ millions	Fair value reserve	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	—	(109)	—	(109)	—	(109)
Net exchange differences on translation of foreign operations – associates	—	—	—	—	—	—
Currency translation adjustment disposed	—	(70)	—	(70)	—	(70)
Attributable tax	—	—	(13)	(13)	—	(13)

Items that are not reclassified to the income statement
Fair value gain on other financial assets	14	—	—	14	—	14
Attributable tax	—	—	(6)	(6)	—	(6)
Remeasurement of retirement benefit obligations – Group	—	—	(23)	(23)	—	(23)
Remeasurement of retirement benefit obligations – associates	—	—	—	—	—	—
Attributable tax	—	—	2	2	—	2

Other comprehensive (expense)/income for the year	14	(179)	(40)	(205)	—	(205)

	2019
	Attributable to equity holders of the company				Non- controlling interest	Total
All figures in £ millions	Fair value reserve	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	—	(113)	—	(113)	—	(113)
Net exchange differences on translation of foreign operations – associates	—	(2)	—	(2)	—	(2)
Currency translation adjustment disposed	—	4	—	4	—	4
Attributable tax	—	—	5	5	—	5

Items that are not reclassified to the income statement
Fair value gain on other financial assets	20	—	—	20	—	20
Attributable tax	—	—	(4)	(4)	—	(4)
Remeasurement of retirement benefit obligations – Group	—	—	(145)	(145)	—	(145)
Remeasurement of retirement benefit obligations – associates	—	—	(4)	(4)	—	(4)
Attributable tax	—	—	22	22	—	22

Other comprehensive (expense)/income for the year	20	(111)	(126)	(217)	—	(217)

Notes to the consolidated financial statements

29. Other comprehensive income continued

	2018
	Attributable to equity holders of the company				Non- controlling interest	Total
All figures in £ millions	Fair value reserve	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	—	91	—	91	—	91
Net exchange differences on translation of foreign operations – associates	—	(1)	—	(1)	—	(1)
Currency translation adjustment disposed	—	(4)	—	(4)	—	(4)
Attributable tax	—	—	(4)	(4)	—	(4)

Items that are not reclassified to the income statement
Fair value gain on other financial assets	8	—	—	8	—	8
Attributable tax	—	—	—	—	—	—
Remeasurement of retirement benefit obligations – Group	—	—	22	22	—	22
Remeasurement of retirement benefit obligations – associates	—	—	3	3	—	3
Attributable tax	—	—	9	9	—	9

Other comprehensive (expense)/income for the year	8	86	30	124	—	124

30. Business combinations

There were no significant acquisitions in 2020. In 2019, the Group made some small acquisitions for total consideration of £40m. Details of the assets acquired and the associated consideration are shown in the table below.

all figures in £ millions	2020	2019
Intangible assets	—	23
Trade and other receivables	—	1
Trade and other liabilities	—	(2)

Net assets acquired	—	22
Goodwill	—	18

Total	—	40
Satisfied by:
Cash	—	40

Total consideration	—	40

There were no material adjustments to prior year acquisitions in 2019. The net cash outflow on acquisition of subsidiaries in 2020 relates to deferred payments for prior year acquisitions:

All figures in £ millions	2020	2019	2018
Cash flow on acquisitions
Cash – current year acquisitions	—	(40)	—
Deferred payments for prior year acquisitions and other items	(6)	(5)	(5)

Net cash outflow	(6)	(45)	(5)

Notes to the consolidated financial statements

31. Disposals

In April 2020, the Group completed the sale of the remaining 25% interest in Penguin Random House resulting in a pre-tax profit of £180m. There were no other disposals in 2020 and additional gains of £4m relate to investment sales and adjustments to prior year transactions. In 2019, the only material disposal was the sale of the US K12 business in March 2019. Deferred proceeds relating to the K12 sale were received in 2020 (see note 14 for further details).

		2020	2019	2018
All figures in £ millions	Notes	Total	Total	Total
Disposal of subsidiaries and associates
Property, plant and equipment		—	—	(17)
Intangible assets		—	(101)	(17)
Investments in joint ventures and associates		(418)	—	(3)
Intangible assets – pre-publication		—	(238)	(8)
Inventories		—	(64)	(1)
Trade and other receivables		—	(70)	(30)
Cash and cash equivalents (excluding overdrafts)		—	(104)	(119)
Net deferred income tax assets/(liabilities)		—	(100)	16
Trade and other liabilities		—	520	172
Provisions for other liabilities and charges		—	—	1
Cumulative currency translation adjustment	29	70	(4)	4

Net assets disposed		(348)	(161)	(2)
Cash received		531	20	243
Deferred proceeds		—	180	2
Fair value of financial asset acquired		—	—	3
Costs of disposals		1	(23)	(16)

Gain on disposal		184	16	230

All figures in £ millions	2020	2019	2018
Cash flow from disposals
Proceeds – current year disposals	531	20	243
Proceeds – prior year disposals	105	—	—
Cash and cash equivalents disposed	—	(104)	(119)
Costs and other disposal liabilities paid	(5)	(17)	(23)

Net cash inflow/(outflow)	631	(101)	101

Analysed as:
Cash inflow/(outflow) from sale of subsidiaries	100	(101)	83
Cash inflow from sale of joint ventures and associates	531	—	18

32. Held for sale

The held for sale assets and liabilities in 2020 are the Group’s interests in Pearson Institute of Higher Education (PIHE) in South Africa following announcement of the sale in November 2020. The sale of PIHE was completed on 5 February 2021 (see note 37). A charge of £8m has been recognised in other net gains and losses in relation to the disposal of PIHE. The charge reduces the carrying value of the assets and liabilities held for sale to their fair value based on expected disposal proceeds net of costs to sell. Held for sale assets in 2019 relate to the 25%

Notes to the consolidated financial statements

32. Held for sale continued

holding in Penguin Random House prior to its disposal in April 2020. The held for sale balances are analysed as follows:

	2020	2019
All figures in £ millions	Total	Total
Non-current assets
Plant, property and equipment	48	—
Investments in joint ventures and associates	—	397

	48	397

Current assets
Trade and other receivables	6	—
Cash and cash equivalents	19	—

	25	—

Assets classified as held for sale	73	397

Non-current liabilities
Financial liabilities – borrowings	(66)	—

	(66)	—

Current liabilities
Trade and other liabilities	(5)	—
Financial liabilities – borrowings	(3)

	(8)	—

Liabilities classified as held for sale	(74)	—

Net (liabilities)/assets classified as held for sale	(1)	397

Goodwill is allocated to the held for sale businesses on a relative fair value basis where these businesses form part of a larger cash generating unit (CGU).

The Group has historically presented the results of Penguin Random House separately within segment information (see note 2) to provide further information about the composition of the Group outside of the primary segments. The Group has not viewed Penguin Random House as comprising a separate major line of business since the sale of 22% of the Group’s stake in Penguin Random House to Bertelsmann in 2017. On this basis, the Group did not classify Penguin Random House as a discontinued operation.

Notes to the consolidated financial statements

33. Cash generated from operations

All figures in £ millions	Notes	2020	2019	2018
Profit		310	266	590
Adjustments for:
Income tax		44	(34)	(92)
Depreciation	10	125	123	66
Amortisation and impairment of acquired intangibles and goodwill	11	80	151	99
Amortisation of software	11	112	115	88
Net finance costs	6	57	43	55
Charges relating to GMP equalisation		—	—	8
Share of results of joint ventures and associates	12	(5)	(54)	(44)
Profit on disposal of subsidiaries, associates, investments and fixed assets		(182)	(9)	(315)
Other net gains and losses		6	—	—
Net profit on disposal of right-of-use assets including transfers to investment in finance lease receivable		(6)	(4)	—
Net foreign exchange adjustment from transactions		(34)	(21)	28
Investment income		—	(2)	—
Share-based payment costs	26	29	25	37
Pre-publication		(56)	(55)	(37)
Inventories		35	(20)	(10)
Trade and other receivables		(1)	59	(15)
Trade and other liabilities		(26)	(157)	35
Retirement benefit obligations		(1)	5	(9)
Provisions for other liabilities and charges		(37)	49	63
Net cash generated from operations		450	480	547

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

All figures in £ millions	2020	2019	2018
Net book amount	2	3	41
(Loss)/profit on sale of property, plant and equipment	(2)	(2)	87

Proceeds from sale of property, plant and equipment	—	1	128

Notes to the consolidated financial statements

33. Cash generated from operations continued

The movements in the Group’s current and non-current borrowings are as follows:

All figures in £ millions	2019	New leases/ disposal of leases	Transfer from non-current to current	Financing cash flows	Foreign exchange movements	Fair value and other movements	2020
Financial liabilities
Non-current borrowings	1,567	30	(260)	116	(22)	27	1,485
Current borrowings	79	(6)	260	(92)	52	2	248

Total	1,646	24	—	24	(17)	29	1,706

All figures in £ millions	2018	IFRS 16 Transition	New leases/ disposal of leases	Transfer from non-current to current	Financing cash flows	Foreign exchange movements	Fair value and other movements	2019
Financial liabilities
Non-current borrowings	643	792	61	(88)	230	(80)	9	1,567
Current borrowings	25	89	—	88	(139)	16	—	79

Total	668	881	61	—	91	(64)	9	1,646

All figures in £ millions	2017	Financing cash flows	Foreign exchange movements	Fair value and other movements	2018
Financial liabilities
Non-current borrowings	1,066	(441)	10	8	643
Current borrowings	4	(1)	22	—	25

Total	1,070	(442)	32	8	668

Non-current borrowings include bonds, derivative financial instruments and leases. Current borrowings include loans repayable within one year and leases, but exclude overdrafts classified within cash and cash equivalents.

34. Contingencies and commitments

Key judgements

The application of tax legislation in relation to provisions for uncertain tax positions.

Key areas of estimation

The level of provisions required in relation to uncertain tax positions is complex and each matter is separately assessed. The estimation of future settlement amounts is based on a number of factors including the status of the unresolved matter, clarity of legislation, range of possible outcomes and the statute of limitations.

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

Notes to the consolidated financial statements

34. Contingencies and commitments continued

On 25 April 2019, the European Commission published the full decision that the United Kingdom controlled foreign company group financing partial exemption (FCPE) partially constitutes State Aid. The Group has lodged an appeal. The Group has benefited from the FCPE in 2018 and prior years by approximately £116m (which does not include additional interest that would be due if this amount had to be repaid). Post year end Pearson received Charging Notices requiring a payment on account of materially all of the alleged State Aid to be made. The Group continues to be of the view that no provision is required in respect of this issue.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2017. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 754m (£106m) up to 31 December 2020, with additional potential exposure of BRL 142m (£20m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group’s position is strong. At present, the Group believes no provision is required.

Pearson is one of several defendants named in 14 US lawsuits and one Canadian antitrust lawsuit related to the Group’s Inclusive Access programmes. These lawsuits, purporting to be class actions, have been brought on behalf of students and off campus retailers alleging, among other things, that Pearson’s Inclusive Access programmes violate US and Canadian antitrust laws and state or provincial laws by reducing competition from the secondary market and off campus retailers. Motions to dismiss have been filed by all defendants in the US lawsuits and a ruling is expected later in 2021. At present, the Group believes no provision is required in relation to these matters.

At the balance sheet date there were no commitments for capital expenditure contracted for but not yet incurred. Commitments in respect of leases are shown in note 35.

35. Leases

The Group’s lease portfolio consists of approximately 740 property leases, mainly offices and test centres, together with a number of vehicle and equipment leases. The Group adopted IFRS 16 ‘Leases’ at 1 January 2019 and applied the modified retrospective approach. The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

As a lessee:

The amounts recognised in the income statement are as follows:

All figures in £ millions	Note	2020	2019
Interest on lease liabilities		(41)	(45)
Expenses relating to short-term leases		(1)	(2)
Depreciation of right-of-use assets	10	(68)	(64)

Notes to the consolidated financial statements

35. Leases continued

Lease liabilities are included within financial liabilities – borrowings in the balance sheet, see note 18. The maturities of the Group’s lease liabilities are as follows:

All figures in £ millions	2020	2019
Less than one year	100	123
One to five years	333	420
More than five years	441	622

Total undiscounted lease liabilities	874	1,165

Lease liabilities included in the balance sheet	683	838

Analysed as:
Current	73	89
Non-current	610	749

In addition to the above, there are current lease liabilities of £3m (2019: £nil) and non-current lease liabilities of £66m classified as held for sale (see note 32).

All figures in £ millions	2020	2019
Total cash outflow for leases as a lessee	133	136

At the balance sheet date commitments for capital leases contracted for but not yet incurred were £3m. Extension and termination options and variable lease payments are not significant within the lease portfolio. Short-term leases to which the Group is committed at the balance sheet date are similar to the portfolio of short-term leases to which the short-term lease expense is disclosed above.

As a lessor:

In the event that the Group has excess capacity in its leased offices and warehouses, the Group sub-leases some of its properties under operating and finance leases.

The amounts recognised in the income statement are as follows:

All figures in £ millions	2020	2019
Interest on finance lease receivable	9	11
Income from sub-leasing right-of-use assets (within other income)	7	17

The amounts recognised in the cash flow statement are as follows:

All figures in £ millions	2020	2019
Total cash inflow for leases as a lessor	50	37

Notes to the consolidated financial statements

35. Leases continued

The following table sets out the maturity analysis of lease payments receivable for sub-leases classified as operating leases, showing the undiscounted lease payments to be received after the reporting date, and sub-leases classified as finance leases showing the undiscounted lease payments to be received after the reporting date and the net investment in the finance lease receivable. During the year the investment in finance lease receivable decreased by £66m (2019: decreased £19m) due to payments received and the disposal of a lease.

All figures in £ millions	Operating leases	Finance leases	2020 Total	2019 Total
Less than one year	1	23	24	46
One to two years	—	24	24	44
Two to three years	—	18	18	37
Three to four years	—	18	18	33
Four to five years	—	18	18	34
More than five years	3	53	56	87

Total undiscounted lease payments receivable	4	154	158	281
Unearned finance income		(24)

Net investment in finance lease receivable		130

36. Related party transactions

Joint ventures and associates

In 2020, the Group disposed of its interests in Penguin Random House and therefore Penguin Random House is no longer a related party. Prior to the completion of the sale of Penguin Random House, the Group received dividends of £1m (2019: £64m) from Penguin Random House. Loans to Penguin Random House of £49m which were outstanding at 31 December 2019 were repaid at the point of disposal.

Key management personnel

Key management personnel are deemed to be the members of the Pearson Executive Management team. It is this Committee which had responsibility for planning, directing and controlling the activities of the Group in 2020. Key management personnel compensation is disclosed below:

All figures in £millions	2020	2019
Short-term employee benefits	6	5
Retirement benefits	1	1
Share-based payment costs	6	4

Total	13	10

There were no other material related party transactions. No guarantees have been provided to related parties.

37. Events after the balance sheet date

On 5 February 2021, the Group completed the sale of its interests in Pearson Institute of Higher Education in South Africa. Consideration received was nominal.

Notes to the consolidated financial statements

37. Events after the balance sheet date continued

In February 2021, the Group received charging notices requiring payment of materially all of the alleged State Aid (see note 34 for further details). A payment of £100m was made on 8 March 2021. The Group expects to recover the funds in due course.

In February 2021, the Group renegotiated its revolving credit facility, extending the maturity of $1bn of the facility by one year to 2025.

On 5 March 2021, the Group agreed the disposal of its K-12 Sistemas – COC and Dom Bosco – in Brazil, subject to securing regulatory approval and closing.

On 8 March 2021, the Group announced a new strategy including a new divisional structure. Going forward the new structure will impact segmental reporting and may impact the Group’s cash generating units.

SIGNATURES

The registrant hereby certifies that it meets the requirements for filing a Form 20-F and that it has caused and authorized the undersigned for sign this annual report on its behalf.

Pearson plc

/s/ Sally Johnson
Sally Johnson
Chief Financial Officer

Date: March 31, 2021