Form 20-F
period 2021-12-31
PEARSON PLC
filed 2022-03-30
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December
31
, 2021
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

Ordinary Shares, 25p par value	756,802,797
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes
☐    No  ☒
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act):    Yes  ☐    No  ☒

Auditor Firm Id:	876	Auditor Name:	PricewaterhouseCoopers LLP	Auditor Location:	London, United Kingdom

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
The Group has prepared the consolidated financial information contained in this Annual Report in accordance with International Financial Reporting Standards (“IFRS”) and IFRS Interpretations Committee (“IFRS IC”) interpretations as issued by the UK
(“UK-adopted
IFRS”), which was brought into law on 31 December 2020, and adopted by the Group on 1 January 2021. The change constitutes a change in accounting framework, but there was no impact on recognition, measurement or disclosure in the period as a result of the change in framework. The consolidated financial statements have also been prepared in conformity with the requirements of the Companies Act 2006. The consolidated financial statements have also been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). At the balance sheet date, in respect of accounting standards applied by the Group, there is no difference between the
UK-adopted
IFRS and IASB issued IFRS. Unless otherwise indicated, any reference in this Annual Report to consolidated financial statements is to the consolidated financial statements and the related notes, included elsewhere in this Annual Report.
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
For convenience and except where specified otherwise, the Group has translated some sterling figures into US dollars at the rate of £1.00 = $1.35, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2021. The Group does not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On February 28, 2022 the noon buying rate for sterling was £1.00 = $1.34.
The Group currently consists of its education business only. In September 2021, the Group acquired the remaining stake in Faethm Holdings Pty Limited to bring its ownership up to 100% of the share capital of the Company. In April 2020, the Group completed the sale of the remaining 25% equity interest in the consumer publishing business Penguin Random House to Bertelsmann, the owner of the 75% interest. See “Item 4. Information on the Company — Overview of operating divisions”. The Pearson plc Consolidated Financial Statements are included in this report on pages
F1-F90.

FORWARD-LOOKING STATEMENTS
You should not rely unduly on forward-looking statements in this Annual Report. This Annual Report, including the sections entitled “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, contains forward-looking statements that relate to future events or the Group’s future financial performance. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology. Examples of these forward-looking statements include, but are not limited to, statements regarding the following:

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
Content & Channel Risk
If the Group fails to successfully invest in and deliver the right products and services and to respond to competitive threats, its sales and profits could be adversely impacted.
A common trend facing all the Group’s businesses is the digitization of content and proliferation of distribution channels, either over the internet, or via other electronic means, replacing traditional print formats. The digital migration has led to changes in consumers’ perception of value and the publisher’s position between consumers, retailers, and authors, and has required the Group to make changes in product and content distribution.
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
If the Group does not adapt rapidly to these changes, it may lose business to ‘faster’ and more ‘agile’ competitors, who increasingly are non-traditional
competitors, making their identification all the more difficult. The Group may be required to invest significant resources to further adapt to the changing competitive environment, which requires continued development of both content and the method of delivery to be able to provide differentiated products and services, and can result in competitive disadvantage and missed opportunity for revenue and growth.
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
Failure to adequately manage, procure, register or protect intellectual property rights (including trademarks, patents, trade secrets and copyright) in the Group’s brands, content and technology, may (1) prevent the Group from enforcing its rights, and (2) increase the risk that bad actors will infringe the Group’s content rights (print and digital counterfeit, digital piracy), which will reduce sales and/or erode sales.

Although the Group’s intellectual property rights (IPR) in brands and content — historically its core assets — are generally well established in key markets, as technology and digital delivery of content have become an increasingly critical component of the Group’s business strategy, the Group has grown its patent portfolio to expand its protection of high value technology in the US and key international markets.
Online copying and security circumvention have become increasingly sophisticated and resistant to available countermeasures. Notably, in recent years “digital counterfeit” web sites have sold or attempted to sell unprotected PDF files of many of Pearson’s titles, at scale, using modern and sophisticated ecommerce methods, with a professional or legitimate appearance. From an IPR perspective, increasing the Group’s digital business continues to expose it to evolving trademark, copyright and patent infringement risks.
The Group’s forward-looking IPR strategy includes efforts to maintain a broad footprint of intellectual property rights in key markets outside the US. However, the Group also conducts business in other countries where its intellectual property protection efforts have been limited or where legal protection for intellectual property may be uncertain and these limitations could affect future growth.
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
Risks Related to the Competitive Marketplace
Global economy and cyclical market factors may adversely impact the Group’s financial performance.
With the continued pressure and uncertainty in the worldwide economies, particularly in light of the continuing
COVID-19
pandemic and the efforts to contain it, or the unfolding situation in Ukraine, there is a risk of a weakening in trading conditions, which could adversely impact the Group’s future financial performance. The effect of continued deterioration or lack of recovery in the global economy will vary across different businesses and will depend on the depth, length and severity of any economic downturn. The education market can be affected by cyclical factors which, although they can have a positive impact for many of the Group’s businesses, could for others lead to a reduction in demand for the Group’s products and services.
Increased competitive pressure or reduced demand due to changing consumer learning preferences may adversely impact the Group’s financial performance and reduce the expected return on investment.
The Group competes in a highly competitive market that is subject to rapid change. The Group faces competitive threats both from large media players and from smaller businesses, online and mobile portals and operators in the digital arena that provide alternative sources of content. Alternative distribution channels, e.g. digital format, the internet, online retailers, growing delivery platforms (e.g.,
e-readers
or tablets), pose both threats and opportunities to traditional publishing business models, potentially impacting both sales volumes and pricing. In addition, new competitive entrants, increased price competition or shifts in learners away from educational institutions (as seen in reduced Higher Education enrolments) may lead to lower profitability and cash flow performance.
A significant deterioration in the Group’s profitability and/or cash flows caused by prolonged economic instability could reduce its liquidity and/or impair its financial ratios and trigger a need to raise additional funds from the capital markets and/or renegotiate its banking covenants.
To the extent that worldwide economic conditions materially deteriorate, as a result of the
COVID-19
pandemic and the efforts to contain it or otherwise, or the unfolding situation in Ukraine, the Group’s sales,

profitability and cash flows could be significantly reduced as customers could be unable to purchase products and services in the expected quantities and/or pay for them within normal agreed terms.
Disruption in capital markets or potential concerns about the Group’s credit rating, for instance manifested in downgrades or negative outlooks by the credit rating agencies, may mean that this capital may not be available on favorable terms or may not be available at all.
Risks Related to the Group’s Portfolio of Businesses
The Group’s failure to generate anticipated sales growth, synergies and/or cost savings from acquisitions, mergers and other business combinations, could lead to goodwill and intangible asset impairments.
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
The Group’s investment in new markets may deliver returns that are lower than anticipated.
The Group has invested in and has plans to continue to invest in new workforce and direct to learning experiences of which the Group has less experience and faces a variety of competition to be successful. Failure to achieve our planned outcomes may lead to lower than expected sales and profitability.
The Group has businesses in a variety of geographies globally and faces political and regulatory risks, especially in emerging markets.
Political, regulatory, economic and legal systems in emerging markets may be less predictable than in countries with more developed institutional structures. Political, regulatory, economic, currency, reputational and corporate governance and compliance risks (including fraud, sanctions, bribery and corruption) as well as unmanaged expansion are all factors which could limit returns on investments made in these markets or could result in funds being trapped in these countries, limiting the ability of the group to reinvest these or distribute them to shareholders.
Risks Related to the Group’s Responsibility & Reputation
The Group’s business depends on a strong brand, and any failure to maintain, protect and enhance its brand would hurt its ability to retain or expand its business.
Protecting the Pearson brand is critical to expanding the Group’s business and will depend largely on its ability to maintain its customers’ trust in its solutions and in the quality and integrity of its products and services, including how it protects the data and privacy of customers and users. If the Group does not successfully maintain a strong brand, its business could be harmed. Beyond protection, strengthening the Pearson brand will enable the Group to more effectively engage with governments, administrators, teachers, learners and influencers.

Failure to prevent or detect a malicious attack on the Group’s systems has in the past and could in future result in a breach of confidentiality, integrity and/or availability of sensitive information. In particular, the Group has experienced, and may continue to experience in the future, an unauthorized disclosure of personal information despite best efforts to prevent it. Such incidents have in the past resulted, and could in future result, in damage to the customer experience and the Group’s reputation and in financial loss.
Information security and cyber risk are continually evolving and comprises many complex external drivers: increasing customer demand to demonstrate a strong security posture, external compliance requirements, ongoing digital revolution, increasing use of the cloud, managing the supply chain risk and increasingly sophisticated attack strategies. Across its businesses, the Group holds large volumes of personal data including that of employees, customers, students and citizens, and other highly sensitive business critical data such as financial data, internal sensitive information, and intellectual property. Despite its implementation of security measures, threat actors of all types, including individuals, criminal organizations and state sponsored operatives, have from time to time gained access, including in 2018 in the events leading to the SEC settlement discussed in “Item 4. Information on the Company —
Legal Proceedings”,
and may in the future gain access to the Group’s data through unauthorized means in order to misappropriate such information for fraudulent or other purposes.
Any perceived or actual unauthorized disclosure of personal data or confidential information, whether through a breach of the Group’s network or a third party partner with whom we share data or access to our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm the Group’s reputation, impair its ability to attract and retain its customers, impair business and operations, or subject the Group to regulatory investigations and/or to claims or litigation arising from damages suffered by individuals and customers, and thereby harm its business and operational results. Failure to adequately protect personal data and confidential information has led, in respect of the SEC settlement referred to above
,
and could potentially lead to regulatory penalties, as well as, litigation costs and damages, significant remediation costs, reputational damage, cancelation of some existing contracts and difficulty in competing for future business, among other things. In addition, the Group could incur significant costs in complying with the relevant laws and regulations regarding the protection of personal data and confidential information against unauthorized disclosure, payments due to cyber extortion or to responding to regulatory investigations into such matters. Changes to data privacy legislation must also be monitored and acted upon to ensure the Group remains in compliance across different markets.
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
A control breakdown or service failure in the Group’s Assessment & Qualifications businesses could result in financial loss and reputational damage.
The Group’s Assessment & Qualifications businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. The Group’s financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed or face increased competitive pressures.
There are inherent risks associated with the Group’s Assessment & Qualifications businesses, both in the US and the UK. A service failure caused by a breakdown in testing and assessment processes could lead to a mis-grading
of student tests and/or late delivery of test results to students and their schools. In either event the Group may be subject to legal claims, penalty charges under contracts, non-renewal
of contracts and/or the suspension or withdrawal of its accreditation to conduct tests. A late delivery of qualification results could result in a potentially significant regulatory fine in addition to the contractual penalties. It is also possible that such events would result in adverse publicity, which may affect the Group’s ability to retain existing contracts and/or obtain new customers.
Operational disruption to its business, including that caused by third party providers, a major disaster and/or external threats, could restrict the Group’s ability to supply products and services to its customers.
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
Incidents have occurred and may in future occur where learners may not have been, or may not be, adequately protected. For example, where the Group has direct learner contact via online learning, or in its direct delivery businesses where it is operating, either directly or in a third- party partnership. These incidents can cause harm to learners, which is something the Group takes extremely seriously, and could also have a negative financial, legal and reputational impact to the business.
Failure to effectively manage risks associated with compliance to global and local anti-bribery and corruption (ABC) legislation could result in costly legal investigations and/or adversely impact the Group’s reputation.
The Group is committed to an effective compliance program in keeping with changing regulatory expectations, and it is also committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business. Despite those commitments, there is a risk that the Group’s management, employees or representatives may take actions that violate applicable laws and regulations including regarding accurate keeping of books and records or prohibiting the making of improper payments for the purposes of obtaining or keeping business, including laws such as the US Foreign Corrupt Practices Act or the UK Bribery Act. Any regulatory inquiry or investigations, could be costly, require a significant amount of management’s time and attention, adversely impact the Group’s reputation, or lead to litigation and financial impacts.
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

Risks Related to Operations
The accelerated pace and scope of our business transformation initiatives increase our risk to execution timelines and to business adoption of change. The risk is that benefits may not be fully realized, costs may increase, or that the Group’s business as usual activities are adversely impacted.
Business transformation and change initiatives in support of the Group’s strategic goals to accelerate its digital transition and to simplify its business continued throughout 2020 and 2021. A range of transformation initiatives were completed during 2020 and 2021. In 2021, the Group announced a new strategy which has the potential for increased risk as the organisational structure and financial reporting processes are realigned in order to pursue the new strategy. The pace and scope of change potentially increases the risk that not all these changes will deliver within anticipated timeframes, and that the costs of these changes may increase. In addition, as a result of the increased pressure of transformational change, business as usual activities may not perform in line with plans, or the level of customer service may not meet expectations. In parallel with the business transformation, as the Group responds to the transition to digital and virtual learning, it will continue to look at opportunities to develop business models and further refine organization structures. Resistance to change could restrict the organization from making the necessary changes to the business model.
If the Group fails to attract, retain and develop appropriately skilled employees, it may limit its ability to achieve its strategic and operational goals and its business may be harmed.
The Group’s success depends on the skill, experience and engagement of its employees. It has a key dependency on the Chief Executive and certain key employees. If it is unable to attract, retain and develop sufficiently experienced and capable staff, especially in technology, product development, sales and leadership, its business and financial results may suffer. When talented employees leave, the Group may have difficulty replacing those skills, and its business may suffer. There can be no assurance that the Group will be able to successfully attract and retain the skills that it needs.
All the Group’s businesses depend on Information Technology (IT) systems and technological change. Failure to maintain and support customer facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements, could negatively impact the Group’s sales and reputation.
All the Group’s businesses, to a greater or lesser extent, are dependent on IT. It either provides software and/or internet services to its customers or uses complex IT systems and products to support its business activities, including customer-facing systems, back-office processing and infrastructure. The Group faces several technological risks associated with software product development and service delivery, information technology security (including viruses and cyber-attacks),
e-commerce,
enterprise resource planning system implementation and upgrades. Although plans and procedures are in place to reduce such risks, from time to time the Group has experienced verifiable attacks on its systems by unauthorized parties. To date, such attacks have not resulted in any material damage, but the Group’s businesses could be adversely affected if its systems and infrastructure experience a significant failure or interruption.
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
Failure to meet our customers’ rapidly changing expectations in our products and services and not being able to anticipate new customer demands could result in reduced market share, profitability and brand erosion.
We continue to adjust our business model to keep a pace with the increasing end user demands. The group may not be able to adapt, change and succeed in a rapidly changing and uncertain environment resulting in competitive disadvantage, higher cost and brand erosion.
With the focus of direct to consumer strategy and the launch of new products we risk that the customer experience expectations are not met with regard to how the products and services are delivered e.g. quality and timeliness, impacting the customer’s brand loyalty and propensity to purchase; resulting in customer complaints, less favorable social media sentiment, bad reviews, low recommendations, and customer attrition.
There is also the risk that our technology and data dependent products and services do not meet accessibility requirements in respect of customers’ and prospective customers’ ability to access the products and services, and this could result in increased costs, restrictions and fines.
The Group’s business, results of operations and financial condition have been and could further be adversely affected by the effects of the global
COVID-19
pandemic and subsequent consumer and enterprise trends.
Restrictions on movement of individuals and forced business closures due to the
COVID-19
pandemic and efforts to contain it have had and could continue to have an impact on the Group’s financial results, in particular where test centres are forced to close or high stakes examinations are cancelled.
Consumer behaviours have also been changed as a result of
on-off
lockdown restrictions in major markets since March 2020. This has included increased moves to online learning, online testing (proctoring) and shifts away from multi-year formal qualifications. The Group has offerings in areas which benefit from many of these trends but the gains may not be sufficient to offset any losses from erosion of the Group’s traditional markets. In particular, these trends may lead to lower revenue, prices and profitability.
Changes in government policy and/or regulations have the potential to affect the Group’s business model and/ or decisions across all markets.
The Group’s educational services and assessment businesses may be adversely affected by changes in government funding resulting from either trends that are beyond the Group’s direct control, such as general economic conditions, changes in government educational funding, programs, policy decisions, legislation and/or changes in the procurement process, or the Group’s failure to successfully deliver previous contracts. These may also include decisions to suspend or permanently cancel high stakes testing impacting our assessments businesses.
The results and growth of the Group’s US educational services and assessment businesses are dependent on the level of federal and state educational funding, which in turn is dependent on the robustness of state finances and the level of funding allocated to educational programs. State, local and municipal education funding pressures remain, competition from low price and disruptive new business models continues and open source is promoted as a way to keep costs down for customers. The current challenging environment could impact the

Group’s ability to collect education-related debt. State and local government leadership changes and resultant shifts in education policy can also affect the funding available for educational expenditure, which include the impact of educational reform. Similarly, changes in the government procurement process for textbooks, learning material and student tests, and vocational training programs can also affect the Group’s markets. Political pressure on testing, changes in curricula, delays in the timing of the adoptions and changes in the student testing process can all affect these programs and therefore the size of the market in any given year. Uncertainty remains over the longer term impact of international trading arrangements and general economic conditions in the UK as a result of Brexit, and globally as a result of the
COVID-19
pandemic, among other examples of wider uncertainty and instability in the rest of the world, any of which can affect governments education policy and decisions.
Climate Transition — Environmental, social and governance risks may adversely impact the Group’s business.
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
Supply Chain — A lack of sufficient capital resources could adversely impact the Group’s ability to operate.
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
Inflation — Rising global inflation could increase costs and adversely impact the Group’s profits and financial performance.
Rising global inflation factors could increase the cost of production for Pearson. There is no guarantee that we can increase prices or reduce cost for products and services that can mitigate the effects of inflation, which could lead to reduced earnings and ability to invest in future growth.
Ukraine — the unfolding situation in Ukraine and its regulatory and macroeconomic consequences, including in respect of sanctions, could impact the Group’s cost base and supply chain and have a material adverse impact on the Group’s operations, profits and financial performance.
On 24 February 2022, Russian troops entered Ukraine. This has resulted in sanctions being imposed on Russia and Belarus by numerous countries, including the United Kingdom and the United States. As Pearson’s operations in Russia, Belarus and Ukraine are small, the direct impact of the invasion and related sanctions on Group sales, profits and cash is expected to be immaterial. However, the full impact, particularly in the event of an escalation of the conflict beyond those countries, cannot be determined at this time. The conflict and associated sanctions could also increase the risk associated with other risks such as inflation due to energy and food supply issues or increased risk of cyber attacks, any of which could have a material adverse impact on the Group’s operations, profits and financial performance.
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
(given, in addition to a
de-risked
investment policy, it was also in significant surplus as at 1 January 2021, being the date of the last triennial valuation) the ability to achieve and maintain this standard remains subject to market conditions, meaning that additional funding could still be required from the Group in the future.

ITEM 4.	INFORMATION ON THE COMPANY
Pearson plc, (Pearson or the Group) is a worldwide learning company with its principal operations in the education, assessment and certifications markets. The Group delivers content, assessment and services, powered by technology, in order to drive personalized learning at scale. The Group creates and manages intellectual property, which it promotes and sells to its customers under well-known brand names. The Group delivers its content in a variety of forms and through a variety of channels, with emphasis on digital services. Though it has a presence in circa 200 countries around the world, today its largest markets are North America (67% of 2021 sales) and Europe (including the UK) (18% of 2021 sales).
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
The Group is run as one global learning company, operating around six geographical areas (UK, Europe, US, Canada, Asia Pacific, Other countries) organized in five main global business divisions, each of which are reporting segments (Virtual Learning, Higher Education, English Language Learning, Workforce Skills and Assessment & Qualifications). Within each geographical area, the Group provides content, assessment and digital services to schools, colleges and universities, as well as professional and vocational education to learners. The results of the Businesses under Strategic Review are reported separately.
Recent developments
On 11 March 2022, Apollo Global Management, Inc. and its subsidiaries (“Apollo”), on behalf of certain of its affiliated funds, announced that it was in the preliminary stages of evaluating a possible cash offer by certain of Apollo’s affiliated funds for Pearson. Apollo further noted that there could be no certainty that any offer would be made, nor as to the terms on which any such offer might be made, and that, in accordance with Rule 2.6(a) of the City Code on Takeovers and Mergers (the “Code”), Apollo was required, by not later than 5.00 p.m. UK on 8 April 2022 either to announce a firm intention to make an offer for Pearson in accordance with Rule 2.7 of the Code or announce that it does not intend to make an offer for Pearson, in which case the announcement would be treated as a statement to which Rule 2.8 of the Code applies (a “Rule 2.8 Announcement”).
Further on 11 March 2022, Pearson announced that it had previously received two unsolicited, preliminary and highly conditional proposals from Apollo regarding a possible cash offer for the entire issued and to be issued share capital of the Company, on 5th November 2021 for 800 pence per share and on 7th March 2022 for a total value of 854.2 pence per share, being 840 pence per share plus the 2021 final dividend of 14.2 pence per share which has been announced but not yet paid (the “2021 Final Dividend”). The Board of Pearson had considered each of these proposals, together with its financial and legal advisers, and had concluded in each case that the proposal significantly undervalued the Company and its future prospects. Accordingly, the Board of Pearson had unanimously rejected each proposal.
On 30 March 2022, Apollo issued a Rule 2.8 Announcement confirming that it did not intend to make a formal offer for Pearson. Subsequently on 30 March 2022, Pearson acknowledged Apollo’s Rule 2.8 Announcement and noted that on 28 March 2022 it had received a third such proposal from Apollo for a total value of 884.2 pence per share, being 870 pence per share plus the 2021 Final Dividend of 14.2 pence per share for eligible shareholders, which the Board had considered, together with its financial and legal advisers, and had concluded that it significantly undervalued the Company and its future prospects and accordingly had rejected it, leading to Apollo’s Rule 2.8 Announcement earlier that day.

Selected consolidated financial data
The table below shows selected consolidated financial data under IFRS as issued by the IASB and in conformity with the requirements of the Companies Act 2006 and in accordance with
UK-adopted
IFRS. The selected consolidated income statement data for the years ended December 31, 2021, 2020 and 2019 and the selected consolidated balance sheet data as at December 31, 2021 and 2020 have been derived from the Group’s audited consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report.
On May 5, 2017, the Group announced that it was undertaking a strategic review of its US
K-12
courseware business. The US
K-12
business was classified as held for sale on the Group’s balance sheet as at December 31, 2017 and December 31, 2018. On March 29, 2019 the Group completed the sale of its US
K-12
courseware business to Nexus Capital Management LP resulting in a pre-tax
profit on sale of $13m.
On October 5, 2017 the Group completed the sale of a 22% share in Penguin Random House to Bertelsmann, retaining a 25% share. Following the announcement of planned sale of the remaining 25% share in December 2019, the business was classified as held for sale on the Group’s balance sheet as at December 31, 2019. On April 1, 2020, the Group completed the sale of the remaining 25% share in Penguin Random House to Bertelsmann resulting in a pre-tax
profit on sale of £180m.
In November 2020, the Group announced the sale of its interests in Pearson Institute of Higher Education (PIHE) in South Africa. The business was classified as held for sale on the Group’s balance sheet as at December 31, 2020. The sale completed on February 5, 2021 for nominal consideration realising a loss on disposal of £5m in 2021.
In March 2021, the Group announced that it was launching a strategic review of its international courseware local publishing businesses. The strategic review is progressing in line with plan. The related assets have been assessed in light of IFRS 5
‘Non-current
Assets Held for Sale and Discontinued Operations’ and they do not meet the criteria to be classified as held for sale at 31 December 2021.
In October 2021, the sale of the Group’s interests in K12 Sistemas in Brazil was completed, realizing a profit of £84m.
There were no significant acquisitions made in 2019 or 2020.
In September 2021, Pearson completed the acquisition of 100% of the share capital of Faethm Holdings Pty Limited (Faethm) for £65m, having already held 9% of the share capital previously. Faethm will form part of the Workforce Skills Division.
The Group made two additional acquisitions of subsidiaries, Opinion Interactive LLC in February 2021 and MZ Development Inc. in July 2021, for total consideration of £11m. In both cases, the Group acquired 100% of the share capital of the respective entities. Both will be part of the Assessment & Qualifications division.
On 28 January 2022, the Group completed the acquisition of 100% of the share capital of Credly Inc., having previously held a 19.9% interest in the Company. Total consideration is c$200m, comprising upfront cash consideration of c$142m, Pearson’s existing interest valued at c$42m and c$16m of deferred consideration. Net assets acquired will mainly comprise acquired intangible assets. Credly will also form part of the Workforce Skills division.
In January 2022, the Group received $117m in relation to full and final payment of the remaining receivable balance which arose on the disposal of the US
K-12
business in 2019.
In February 2022, the Group renegotiated its revolving credit facility, extending the maturity of $1bn of the facility by one year to 2026.

On 24 February 2022, the Board approved a £350m share buyback programme in order to return capital to shareholders. The programme is expected to commence in 2022.
The selected consolidated financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Group’s consolidated financial statements and the related notes appearing elsewhere in this Annual Report. The information provided below is not necessarily indicative of the results that may be expected from future operations.
For convenience, the Group has translated the 2021 amounts into US dollars at the rate of £1.00 = $1.35, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2021.

	Year Ended December 31
	2021	2021	2020	2019	2018	2017
	$	£	£	£	£	£
	(In millions, except for per share amounts)
Consolidated Income Statement data
Sales	4,628	3,428	3,397	3,869	4,129	4,513
Operating profit/(loss)	247	183	411	275	553	451
Profit/(loss) after taxation from continuing operations	216	160	310	266	590	408
Profit/(loss) for the financial year	216	160	310	266	590	408
Consolidated Earnings data per share
Basic earnings/(loss) per equity share(1)	28.5¢	21.1p	41.0p	34.0p	75.6p	49.9p
Diluted earnings/(loss) per equity share(2)	28.2¢	20.9p	41.0p	34.0p	75.5p	49.9p
Basic earnings/(loss) from continuing operations per equity share(1)	28.5¢	21.1p	41.0p	34.0p	75.6p	49.9p
Diluted earnings/(loss) from continuing operations per equity share(2)	28.2¢	20.9p	41.0p	34.0p	75.5p	49.9p
Dividends per ordinary share	27.7¢	20.5p	19.5p	19.5p	18.5p	17.0p
Consolidated Balance Sheet data at period end
Total assets (non-current assets plus current assets)	9,913	7,343	7,451	7,650	7,905	7,888
Net assets	5,778	4,280	4,134	4,323	4,525	4,021
Long-term obligations(3)	(2,002)	(1,483)	(1,672)	(1,835)	(1,246)	(1,662)
Capital stock	255	189	188	195	195	200
Number of equity shares outstanding (millions of ordinary shares)	757	757	753	782	781	802

Notes:
(1)	Basic earnings per equity share is based on profit for the financial period and the weighted average number of ordinary shares in issue during the period.
(2)
Diluted earnings per equity share is based on diluted earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings comprise earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options.

(3)
Long-term obligations comprise any liabilities with a maturity of more than one year, including medium and long-term borrowings, derivative financial instruments, pension obligations, long-term provisions, deferred income and tax liabilities.

Dividend information
The Group pays dividends to holders of ordinary shares on dates that are fixed in accordance with the guidelines of the London Stock Exchange. The board of directors normally declares an interim dividend in July or August of each year to be paid in September or October. The board of directors normally recommends a final dividend following the end of the fiscal year to which it relates, to be paid in the following May or June, subject to shareholders’ approval at the annual general meeting. At the Group’s annual general meeting on April 29, 2022 shareholders will be asked to approve a final dividend of 14.2p per ordinary share for the year ended December 31, 2021.
The table below sets forth the amounts of interim, final and total dividends paid in respect of each fiscal year indicated and is translated into cents per ordinary share at the noon buying rate in The City of New York on each of the respective payment dates for interim and final dividends. The final dividend for the 2021 fiscal year will be paid on May 6, 2022 (subject to shareholder approval).

Fiscal year	Interim	Final	Total	Interim	Final		Total
	(Pence per ordinary share)			(Cents per ordinary share)
2021	6.3	14.2	20.5	8.5	19.2	*	27.7
2020	6.0	13.5	19.5	7.7	18.5		26.2
2019	6.0	13.5	19.5	8.0	16.7		24.7
2018	5.5	13.0	18.5	7.2	16.9		24.1
2017	5.0	12.0	17.0	6.8	16.2		23.0

*	As the 2021 final dividend had not been paid by the filing date, the dividend has been translated into cents using the noon buying rate for sterling as at December 31, 2021.
Future dividends will be dependent on the Group’s future earnings, financial condition and cash flow, as well as other factors affecting the Group.
The Group’s strategy
The Group’s mission is to create vibrant and enriching learning experiences designed for real life impact and its vision is that everyone can realize the life they imagine through learning. At Pearson, we add life to a lifetime of learning. With us, learning isn’t just something to get through; it’s a chance for a breakthrough. A challenging, enriching experience you undertake knowing it’s taking you forward and making an impact.
Following the appointment of Andy Bird as CEO in October 2020, the Group announced a new strategy. That strategy, developed closely with the Board and unveiled in March 2021, is based around establishing a lifelong, direct relationship with consumers. Our priorities continue to centre on building a company that is digital first, puts the consumer at its heart, and delivers high quality learning products at scale to more people than ever before.
To do that, we created a new organisational structure with five core divisions. The new divisions are: Assessment & Qualifications, Virtual Learning, English Language Learning, Workforce Skills and Higher Education. In addition, the International Courseware local publishing businesses are under strategic review and during this time are being managed as a separate division, known as Strategic Review.
These divisions are underpinned by a dedicated direct to consumer team that successfully launched Pearson+ last July. We have also recently introduced a new company purpose: ‘to add life to a lifetime of learning.’ We redefined Pearson’s purpose for the new reality of a world in which learning is becoming more fluid and exists inside and outside of formal education.
We believe that the success of Pearson and the work we do has never been more important. The world is changing, and the very definition of learning is expanding. We no longer move only in a linear fashion through school, into higher education, and then on to employment. All of us are learning all the time. Pearson is re-focused
and
re-organized
to capitalize on this new wave of learning.
We also recognize that learning is no longer a phase of life, it’s a lifelong journey. The need to upskill and reskill has never been more urgent. So, while we’ll continue to work with long standing partners such as schools, universities, and colleges, we are also increasingly working with employers. Companies now play a critical role in that learning lifecycle and we have an opportunity to help individuals and employers turn the great resignation into the great re-engagement.
The recent acquisitions of Faethm and Credly in our Workforce Skills division signal the direction of travel you can expect from us, including the expansion into data as a service for employers and into credentialing for workers. In English Language Learning, we are building a business aimed at being the destination for committed English learners. We are focused on continuing to grow our institutional business and high stakes assessments, while building a direct-to
consumer strategy.
There are three reasons why we believe Pearson can win in this new environment:

1.
We are the world’s leading learning company with a strong brand, an unmatched scope and scale; and have the deep expertise of thousands of employees who deliver high quality, trusted learning solutions every day.

2.	We have a great foundation of established businesses that are well-managed, cash generative and underpin the company financially.

3.	We are bringing together the multiple facets of our expertise to deliver innovative digital learning products through a more connected commercial and consumer strategy.
Pearson is not just a collection of individual businesses, but, increasingly, a highly interconnected company, with capabilities that work together to help people learn at multiple points in their lives. Pearson has the potential to accelerate growth when we leverage our businesses in a coordinated fashion across the entire spectrum of learning.
Pearson+ is critical to fulfilling that strategy. We’re building Pearson+ as the premier digital learning ecosystem for life — whether through school, university, work, languages, or life skills — for a growing addressable market globally. Pearson+ will become the core digital offering for this company, reaching multiple demographics and learners, giving us the opportunity to create a meaningful business on a global scale. Consumers need a way to discover, learn, build skills, and show credentials and they want a great user experience. We can deliver that with a broader Pearson+ vision, by drawing on the assets of each Pearson business and leveraging our growing relationships with students, consumers, and enterprises. We can also support this with a robust data infrastructure. The possibilities are vast when we can connect these assets into one trusted ecosystem designed to meet consumer-led
learning where it happens.
We also continue to evolve our sustainable business strategy to align with our company strategy and purpose and to drive learning for everyone. We have placed renewed energy into building our talent and our innovation culture, so our people can make a difference at scale. As we become more digital, we’re providing products with a smaller carbon footprint, along with products and services that meet the demands of a green economy and content that influences action. As such, we are on track with our goal to make Pearson a net zero carbon business by 2030.
We believe our strategic priorities, combined with our disciplined approach to capital allocation, will enable us to create sustainable, long-term value for every Pearson stakeholder.
Operating divisions
Pearson is the world’s leading learning company, serving customers in nearly 200 countries with digital content, assessments, qualifications, and data.
As a result of the new strategy announced in March 2021, the operating segments reported to the Group’s chief operating decision-maker, the Pearson Executive Management team, have changed from 1 July 2021 to reflect the new structure. There are now five main global business divisions, which are each considered separate operating segments for management and reporting purposes. These five divisions are Assessment &

Qualifications, Virtual Learning, English Language Learning, Workforce Skills and Higher Education. In addition, the International Courseware local publishing businesses are under strategic review and during this time are being managed as a separate division, known as Strategic Review. For the comparative periods, the Group has separately disclosed the results from the Penguin Random
House associate to the point of disposal in April
2020.
Assessment & Qualifications
Assessment & Qualifications comprises Pearson VUE, US School Assessment, Clinical Assessment, UK GCSE and A Levels and International academic qualifications.
As people
up-skill
and
re-skill
more often in their lives, they are increasingly looking to some form of certification to prove their achievement. Everything we do across our five divisions has the potential to lead to some form of assessment, qualification or certificate, ensuring this division is our largest business by revenue and consumer reach.
Our Assessment & Qualifications division provides the assessments, qualifications, certifications and licences that enable people to demonstrate their knowledge, skills and aptitude across a lifetime of learning, from school to professional careers. The learning we offer in all our other divisions has the potential to lead to some form of assessment, qualification, certification or licence, and this continues to be a significant opportunity for us.
Our partners include major multinational employers, governments, schools and professional bodies, and our services are used in some of the fastest growing institutions and industries in the world, such as
K-12
(primary/secondary) schools in the US, healthcare, cloud computing and IT. The division operates through four business units: Pearson VUE; US Student Assessment; UK & International Qualifications; and Clinical Assessment.
Through Pearson VUE, learners validate what they have learned in order to gain a certificate or licence. Learners take nearly 17 million exams through Pearson VUE each year in more than 200 countries. To best serve customers and help people advance in their careers during the pandemic, Pearson VUE enabled millions of people to test remotely from their home, emerging as a large player in online invigilation.
Pearson’s US Student Assessment division acts as a partner with states, districts and educators to help
K-12
students advance at an appropriate pace in their schooling. UK & International Qualifications develops highly sought after academic and vocational qualifications.
Clinical Assessment provides psychological assessment in health and education. The business produces hundreds of scientifically backed products and solutions designed to help experts understand how people learn. The team brings together innovation with quality test design to develop effective tools for children and adults, educators and clinicians.
See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2021 compared to year ended December 31, 2020 — Sales and operating profit by division —
Assessment
 & Qualifications
” for a discussion of developments during 2021 with respect to this segment.
Virtual Learning
Virtual Learning comprises our Virtual Schools and Online Program Management (OPM) businesses.
There is a growing international demand for virtual schooling, partly down to advances in technology, but also accelerated by the recent pandemic.
Our Virtual Learning division offers highly effective online learning for every age and stage of education. Users are able to learn where, when, and how they learn best, giving them a truly personalized experience. It’s designed to be smart, flexible, and inspiring education that propels people forward in their lives and careers.

Students in grades
K-12
in the US (equivalent to primary and secondary school in the UK) can enrol in full-time online public or private school programs offered by Pearson Virtual Schools. Fully accredited and staffed with specially trained teachers, these online schools have been providing high quality alternatives to the traditional classroom experience for over 20 years. Students are prepared to be adaptable; equipped with the academic and life skills they need to thrive today and in an ever-changing world.
K-12
online school options include Connections Academy
(US-based
public schools), Pearson Online Academies (international private schools), and programs for school districts across the US.
Adult learners, universities and employers rely on Pearson for exclusive online higher education programs and Online Program Management (OPM) services, including degrees, certificates and short courses. Students gain access to convenient, compelling online learning to boost employability and advance in their careers, while higher education institutions extend their reach and provide the flexible online options their students want.
For employers, our OPM business delivers vital upskilling and reskilling to keep pace with the future of work. This business operates in the US and internationally.
See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2021 compared to year ended December 31, 2020 — Sales and operating profit by division — Virtual Learning” for a discussion of developments during 2021 with respect to this segment.
English Language Learning
The English Language Learning division comprises Pearson Test of English, Institutional Courseware and English Online Solutions.
English is a mandatory requirement in more than 140 national curricula, and there are over 1.5 billion people worldwide learning English today. We aim to be the world’s leading destination for committed English language learners – people willing to dedicate time and money to their English learning. We want to work with those committed learners to help them achieve their full potential in life through improved English proficiency.
We have a set of strong, unique assets to support our English learners. The Global Scale of English, a leading global measurement standard, enables people to gauge and track their progress in English. The Pearson Test of English is a digital test with AI scoring that provides fast, accurate, secure, and unbiased results. We are widely available in 118 countries, thanks to our network of 389 Pearson VUE test centres. It is a trusted brand for entry into higher education and a gateway to immigration recognized by regulators in the main receiving countries.
We also offer digital and blended English solutions to academic institutions and private language schools in 163 countries around the world, bringing together courseware and assessment with teacher support and learning platforms.
See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2021 compared to year ended December 31, 2020 — Sales and operating profit by division —
English Language Learning
” for a discussion of developments during 2021 with respect to this segment.
Workforce Skills
Workforce Skills comprises BTEC, GED, TalentLens, Pearson College and Apprenticeships. It also now encompasses recently acquired businesses, Faethm and Credly.
The world of work is changing fast, creating a need for constant upskilling and reskilling, both from organisations looking to support their employees, and from individuals looking to make changes in their careers.

In our Workforce Skills division, we are creating a world where everyone is prepared for the future of work, and where success is no longer only about what you’ve done but what you can do.
The global talent market has never been more important than it is today, and we are positioned to meet the needs of employees and employers in a changing global economy. We help employers understand labour market dynamics and how best to futureproof their workforces at scale, while helping workers gain the skills they need to boost their employability and open up new job and career prospects.
Our unique offer uses workforce analysis, personalized learning, assessment and verified skills credentials to close skills gaps, realize untapped potential and mobilize talent. We help employers understand, maintain and enhance the value of their most important asset – their people – and help employees make important breakthroughs in their careers.
See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2021 compared to year ended December 31, 2020 — Sales and operating profit by division —
Workforce Skills
” for a discussion of developments during 2021 with respect to this segment.
Higher Education
Higher Education comprises our US, Canadian and International Higher Education Courseware businesses.
Pearson creates personalized, digital learning experiences for higher education and college students and believe that the future of learning and our US Higher Education Courseware business is increasingly digitally driven.
Pearson is the leader in producing higher education learning media in North America, as well as reaching into other major markets around the world. We offer vibrant digital content with enriching experiences that lead to positive learning outcomes for more than 10 million higher education students every year.
We partner with thousands of expert authors to create content in more than 100 academic disciplines. We are leaders in science, technology, engineering and maths (STEM), as well as IT among other disciplines. Our leading content is delivered through digital eBooks and popular interactive multimedia on platforms such as MyLab, including new Interactive Labs; Mastering; Revel; and Pearson+.
In July 2021, we launched Pearson+, a
direct-to-consumer
subscription experience that gives students simple and affordable access to eBooks and study tools. Pearson+ was designed with input from authors and students and is winning praise from students, faculty, and authors.
In addition to helping build stronger student relationships, Pearson+ will shift commerce away from secondary market sellers to our owned sites and apps. This gives students a reliable
e-commerce
experience and access to the most current learning content and study tools.
Our higher education products are guided by professional insights from educators and by preferences expressed by faculties. They are supported by technology that is stable, secure and accessible. We are committed to ensuring that diversity, equality, and inclusion are integral to our products so that everyone can realize the life they imagine through learning, whatever their background or abilities.
See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year ended December 31, 2021 compared to year ended December 31, 2020 — Sales and operating profit by division “
Higher Education
” for a discussion of developments during 2021 with respect to this segment.
Strategic Review
Strategic Review comprises the International Courseware local publishing businesses.

Operating cycles
The Group determines a normal operating cycle separately for each entity/cash generating unit with distinct economic characteristics. The “normal operating cycle” for each of the Group’s businesses is primarily based on the expected period over which content or services will generate cash flows.
The Higher Education courseware market is primarily driven by an adoption cycle, with colleges and professors typically refreshing their courses and selecting revised programs on a regular basis, often in line with the release of new content or new technology offerings. The Company renews its product development assets to reflect new content and capabilities which enhance the attractiveness of its offering to both educators and learners.
Analysis of historical data shows that the typical life cycle of Higher Education content is up to 5 years but varies by product. In addition to content, the Group also develops technology platforms for products and the life cycle for these platforms can be in excess of the 5 years cycle for content. Again, the operating cycle for content and platforms mirrors the market cycle.
Historically for a major content refresh a development phase of typically 12 to 18 months for Higher Education precedes the period during which the Company receives and delivers against orders for the products it has developed for the program.
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
Competition
The Group’s businesses operate in highly competitive markets. The Group faces competitive threats both from large media players and from smaller businesses, online and mobile portals and operators in the digital arena that provide alternative sources of content. Alternative distribution channels, e.g. digital format, the internet, online retailers, growing delivery platforms (e.g.,
e-readers
or tablets), pose both threats and opportunities to traditional publishing business models, potentially impacting both sales volumes and pricing.
In Assessment & Qualifications, the Group competes with other companies offering test development and administration including Educational Testing Service (ETS), American Institute for Research (AIR), Measured Progress Inc, and others. The Professional Certification business competes with Prometric globally and a number of other smaller players in local markets. The UK qualifications business competes with AQA and OCR in general qualifications as well as a number of smaller players.
In Virtual Learning, the Group competes with companies such as Stride in virtual schools and 2U Inc. in Online Program Management, alongside smaller niche players that specialize in a particular academic discipline or focus on a learning technology.
In English language teaching (ELT) courseware, the Group competes with Oxford University Press, Macmillan and other publishers. In English language testing Pearson Test of English Academic competes with alternative tests including iELTS and TOEFL.
In Workforce Skills, the vocational qualifications business competes with City and Guilds globally alongside smaller niche and local market providers, our assessments businesses compete with HiSET in high school equivalency and SHL in skills and ability testing, and our enterprise data, technology and learning businesses compete with Learning platforms such as Guild, talent management platforms such as Eightfold.ai, and data services such as Emsi.

In Higher Education, the Group competes with other publishers and creators of educational materials and services. These companies include publishers such as Cengage Learning, McGraw-Hill Education and Houghton Mifflin Harcourt.
Competition is based on the ability to deliver quality products and services that address the specified curriculum needs and appeal to the student, organizations, school boards, educators, employers and government officials making purchasing decisions.
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
The Group believes it has taken reasonable legal steps to protect its key brands in its major markets and copyright in its content and has taken appropriate steps to develop a comprehensive patent program to ensure appropriate protection of emerging inventions that are critical to its new business strategies.
Raw materials
Paper remains the principal raw material used by the Group although its use is declining given the shift to digital products. The Group purchases most of its paper through its global outsourcing partner LSC Communications located in the United States. The Group has not experienced and does not anticipate difficulty in obtaining adequate supplies of paper for its operations, with sourcing available from numerous suppliers. While local prices fluctuate depending upon local market conditions, the Group has not experienced extensive volatility in fulfilling paper requirements. In the event of a sharp increase in paper prices, the Group has a number of alternatives to minimize the impact on its operating margins, including modifying the grades of paper used in production and passing on price increases to customers.
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
Climate change
Our goal is to become a net zero carbon business by 2030 and reducing our scope 1, 2 and 3 carbon emissions by 50% over the same time period, as approved by the Science Based Targets initiative (SBTi), and to minimize the environmental impact of our products as we transition to being a digital business. The Group has made good progress towards our target and as at 31 December 2021, we reduced our combined Scope 1, 2 and 3 emissions by 26% from our 2018 baseline that was adjusted for business disposals. The ongoing work we have undertaken to digitize our business and reduce our physical footprint has been a key driver of the reduction. The impact of
COVID-19
will also have had an impact due to international mobility restrictions and office closures,

however it has accelerated the changes in how we do business and the shift to digital. There are many factors which will impact the remainder of our journey to net zero, significantly, the rate of change of our suppliers’ own transition has an impact on ours. Over 95% of our emissions fall within Scope 3, with our supply chain and printed books accounting for 24%. There are many actions we can take and are already making progress with our supply chain partners and sourcing initiatives. In the supply chain, alignment with our GHG strategy is a requirement of doing business. Within books we have already achieved significant carbon reductions from the transition from printed to digital product. We will continue with our digital transformation and we are also now focusing on using lower carbon paper and printing on demand to reduce emissions further. Our emissions data was subject to external independent assurance by Corporate Citizenship. The scope of the assurance covers our energy consumption, Scope 1, 2 and 3 GHG emissions and renewable electricity claims.
Our Organisational Risk Management process provides a framework for identification, analysis and response to various forms of risk, the establishment of risk thresholds, and the creation of processes intended to mitigate, monitor and manage risks within these thresholds. Climate change is not a principal risk for the Group for the year ended 31 December 2021, but we have identified the climate transition as an emerging risk due to its intensifying importance to all stakeholders. In 2021, we commissioned the Carbon Trust to undertake a project to identify and quantify the potential impact of climate change risks and opportunities to our business. We considered various climate scenarios, from a well below 2 degree scenario to a 4.3 degree scenario, covering a broad range of outcomes to help provide insight into some of the risks and opportunities that may arise, covering a period out to 2100. Our analysis identified six main categories of risks and opportunities across Pearson. In assessing the risks for Pearson it was determined that there were no significant material risks arising in the near term (up to 2025). Longer term, the key risks to the business were considered to be supply chain risk and outsourcing risk. However, these are not expected to have a material impact on the business in any scenario.
The Board’s Reputation & Responsibility Committee (RRC) is the main governance body for sustainability at Pearson and has responsibility for the oversight of climate change considerations. The RRC works closely with Pearson’s other Board Committees to ensure alignment and rigour of governance across all the potential impacts of climate change from strategic to financial and risk considerations. The Committee members have the necessary experience to provide appropriate oversight for climate change. We recognize that the skills and expertise of the Committee will need to continually evolve given the rapid pace of change in environmental issues. The Audit Committee and the Pearson Executive Management team have reviewed and approved the Group’s environmental Rebaselining Policy, and will continue to be involved in the development, monitoring and execution of our roadmap to achieve net zero by 2030.
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
On August 16, 2021 Pearson reached a settlement with the SEC concerning Pearson’s public disclosures in July 2019 respecting a data breach that had occurred in 2018 in connection with its AIMSweb 1.0, a web-based

software for entering and tracking students’ academic performance (that was retired in July 2019 in accordance with a previously scheduled retirement plan). The settlement included findings that Pearson violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, as amended, Section 13(a) of the Securities Exchange Act of 1934, as amended, and certain of the rules thereunder respecting accurate and not misleading reporting and the maintenance of disclosure controls and procedures, the entry of an administrative cease-and-desist
order, and the payment of a civil penalty of $1.0 million. Under the settlement, Pearson neither admitted nor denied the findings set forth in the SEC’s order. The issues occurred in 2018 and 2019, since which time a series of improvements have been made in relation to data privacy, cyber security and communications.
Organizational structure
Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of its significant subsidiaries as at December 31, 2021, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

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
pre-tax
profit on sale of $13m.
Until April 2020, the Group owned a 25% interest in Penguin Random House, which was formed on July 1, 2013, upon the completion of an agreement between Pearson and Bertelsmann to merge their respective publishing companies, Penguin and Random House. Pearson originally owned a 47% stake in Penguin Random House but sold 22% to Bertelsmann on October 5, 2017, and sold the remaining 25% interest to Bertelsmann on April 1, 2020.
In November 2020, the Group announced the sale of its interests in Pearson Institute of Higher Education (PIHE) in South Africa. The business was classified as held for sale on the Group’s balance sheet as at December 31, 2020. The sale completed on February 5, 2021 for nominal consideration realising a loss on disposal of £5m in 2021.
In March 2021, the Group announced that it was launching a strategic review of its international courseware local publishing businesses. The strategic review is progressing in line with plan. The related assets have been assessed in light of IFRS 5
‘Non-current
Assets Held for Sale and Discontinued Operations’ and they do not meet the criteria to be classified as held for sale at 31 December 2021.
In September 2021, Pearson completed the acquisition of 100% of the share capital of Faethm Holdings Pty Limited (Faethm) for £65m, having already held 9% of the share capital previously. Faethm will form part of the Workforce Skills Division.
The Group made two additional acquisitions of subsidiaries, Opinion Interactive LLC in February 2021 and MZ Development Inc. in July 2021, for total consideration of £11m. In both cases, the Group acquired 100% of the share capital of the respective entities. Both will be part of the Assessment & Qualifications division.
In October 2021, the sale of the Group’s interests in K12 Sistemas in Brazil was completed, realizing a profit of £84m.

On 28 January 2022, the Group completed the acquisition of 100% of the share capital of Credly Inc., having previously held a 19.9% interest in the Company. Total consideration is c$200m, comprising upfront cash consideration of c$142m, Pearson’s existing interest valued at c$42m and c$16m of deferred consideration. Net assets acquired will mainly comprise acquired intangible assets. Credly will form part of the Workforce Skills division.
Property, plant and equipment
The Group’s headquarters are located at leasehold premises in London, England. As at December 31, 2021 it owned or leased approximately 744 properties, including approximately 599 testing/teaching centers in over 60 countries worldwide, the majority of which are located in the United Kingdom and the United States.
The properties owned and leased by the Group consist mainly of offices, distribution centers and computer testing / teaching centers.
In some cases properties leased by the Group are then sublet to third parties.
The vast majority of printing is carried out by third party suppliers. The Group operates a small digital print operation as part of its Pearson Assessment & Testing businesses which provides short-run
and
print-on-demand
products, typically custom client applications.
The Group owns the following principal properties at December 31, 2021:

General use of property	Location	Area in square feet
Office	Iowa City, Iowa, USA	312,760
Warehouse/Office	Cedar Rapids, Iowa, USA	205,000
Testing	Owatonna, Minnesota, USA	128,000
Office/Warehouse	Hadley, Massachusetts, USA	85,570
The Group leased the following principal properties at December 31, 2021:

General use of property	Location	Area in square feet
Warehouse	Cranbury, New Jersey, USA*	886,748
Office	Hudson, New York, USA*	311,473
Office	Westminster, London, UK*	282,923
Office	Hoboken, New Jersey, USA*	216,273
Office	Bloomington, Minnesota, USA*	147,159
Warehouse/Office	Cedar Rapids, Iowa, USA	119,682
Office	San Antonio, Texas, USA*	117,063
Warehouse	Naucalpan de Juarez, Mexico	113,634

*	Properties have either been fully or partially sublet or are being marketed for sublet.
Capital Expenditures
See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for description of the Company’s capital expenditure.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
The Company has not received, 180 days or more before the end of the 2021 fiscal year, any written comments from the Securities and Exchange Commission staff regarding its periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which remain unresolved.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis of the Group’s performance from management’s perspective is based on and should be read in conjunction with the consolidated financial statements, including the related notes, appearing elsewhere in this Annual Report. The purpose of the item 5 is to facilitate a discussion and analysis of the Group’s performance from management’s perspective. The consolidated financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. In addition, the consolidated financial statements have been prepared in accordance with international financial reporting standards as issued by the UK
(‘UK-adopted
IFRS’), which was brought into law on 31 December 2020, and adopted by the Group on 1 January 2021. The change constitutes a change in accounting framework, but there was no impact on recognition, measurement or disclosure in the period as a result of the change in framework. The consolidated financial statements have also been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). At the balance sheet date, in respect of accounting standards applied by the Group, there is no difference between
UK-adopted
IFRS and IASB issued IFRS.
Where this discussion refers to constant currency comparisons, these are estimated by re-calculating
the current year results using the exchange rates prevailing for the prior period. The increase or reduction in the value calculated is the estimate of the impact of exchange rates. The Group believes this presentation provides a more useful period to period comparison as changes due solely to movements in exchange rates are eliminated. Where this discussion refers to portfolio changes this is calculated by taking account of the contribution from acquisitions and by excluding sales and profits made by businesses disposed in either 2020 or 2021. Where this discussion refers to underlying comparisons this includes both constant currency and portfolio changes.
Adjusted operating profit is the key financial measure used by management to evaluate the performance of the Group and allocate resources to business segments over time by separating out those items of income and expenditure relating to acquisitions and disposals, major restructuring programs and certain other items that are not representative of underlying performance. Reconciliations of adjusted operating profit to consolidated operating profit are included below under ’Group performance’, ‘Sales and operating profit by segment’ and in note 2 within Item 18 — Financial Statements.
On 8 March 2021, the Group announced a new strategy, which included a new management structure and operating model. As a result, the operating segments reported to the Group’s chief operating decision-maker, the Pearson Executive Management team, have changed from 1 July 2021 to reflect the new structure. There are now five main global business divisions, which are each considered separate operating segments for management and reporting purposes. These five divisions are Assessment & Qualifications, Virtual Learning, English Language Learning, Workforce Skills and Higher Education. In addition, the International Courseware local publishing businesses are under strategic review and during this time are being managed as a separate division, known as Strategic Review. For the comparative periods, the Group has separately disclosed the results from the Penguin Random
House associate to the point of disposal in April
2020.
All figures for 2020 and 2019 have been restated to reflect 2021 segments.
General overview
Introduction
The Group’s primary segments for management and reporting are as follows:

•	Assessment & Qualifications — Pearson VUE, US School Assessment, Clinical Assessment, UK GCSE and A Levels and International academic qualifications

•	Virtual Learning — Virtual Schools and Online Program Management.

•	English Language Learning — Pearson Test of English, Institutional Courseware and English Online Solutions.

•	Workforce Skills — BTEC, GED, TalentLens, Faethm, Pearson College and Apprenticeships

•	Higher Education — US, Canadian and International Higher Education Courseware businesses.
In addition, the International Courseware local publishing businesses are under strategic review and during this time are being managed as a separate division, known as Strategic Review. For the comparative period, the Group has separately disclosed the results from the Penguin Random House associate to the point of disposal in April 2020.
See Item 4 for a summary of recent acquisition and disposal activity.
Group Performance
The Group’s total sales increased by £31m or 1% from £3,397m in 2020 to £3,428m in 2021, and the Group’s total adjusted operating profit increased by £72m or 23% from £313m in 2020 to £385m in 2021.
Portfolio changes mainly relate to the sale of Pearson Institute of Higher Education (‘PIHE’) in 2021, the sale of the K12 Sistemas business in Brazil in 2021 and the sale of our remaining interest in Penguin Random House in the first half of 2020. Acquisitions, including Spotlight and Faethm in 2021, had only a small impact on reported sales and profits.
On an underlying basis, sales increased by 8% in 2021 compared to 2020 and adjusted operating profit increased by 33%. Currency movements decreased sales by £206m and decreased adjusted operating profit by £30m. Portfolio changes decreased sales by £27m and decreased adjusted operating profit by £1m. There were no new accounting standards adopted in 2021 that impacted sales or profits.
Adjusted operating profit excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the cost of major restructuring. A summary of these adjustments is included below:

	2021	2020	2019
	£m	£m	£m
Operating Profit	183	411	275
Add back:
Cost of major restructuring	214	—	159
Intangible charges	51	80	163
Other net gains and losses	(63)	(178)	(16)

Adjusted operating profit	385	313	581

The operating profit of £183m in 2021 compares to a profit of £411m in 2020. The decrease in 2021 is mainly due to the gain on sale of Penguin Random House recognized in 2020 and restructuring costs in 2021 offset by improved trading profits, reduced intangible charges and gains on the 2021 business disposals.
In March 2021, the Group announced a major restructuring programme to run primarily in 2021. The programme includes the reorganisation of the Group into five global business divisions and the simplification of the Group’s property portfolio. The restructuring costs in 2021 of £214m mainly relate to the impairment of right of use property assets, the write-down of product development assets and staff redundancies. There were no costs of major restructuring in 2020.
Intangible amortisation charges in 2021 were £51m compared to a charge of £80m in 2020. This is due to a reduction in acquisition activity in recent years and additional intangible charges which were recorded in 2020 and are not repeated in 2021.

Other net gains and losses in 2021 largely relate to gains from the disposal of PIHE and the K12 Sistemas business in Brazil offset by costs related to the acquisition of Faethm and the wind down of certain strategic review businesses. In 2020, other net gains and losses largely relate to the sale of the remaining interest in Penguin Random House.
The profit before taxation in 2021 of £157m compares to a profit before taxation of £354m in 2020. The decrease in profit before taxation of £197m reflects the decrease in the reported operating profit identified above offset by a decrease in net finance costs of £31m from £57m in 2020 to £26m in 2021.
Net interest payable in 2021 was £57m, compared to £61m in 2020. The decrease is mainly due a reduction in interest payable on lease liabilities following the disposal of PIHE. Also included in net finance costs are net finance costs relating to employee benefit plans, foreign exchange and other gains and losses. In 2021, the total of these items was a gain of £31m compared to a gain of £4m in 2020. Net finance income relating to retirement benefits decreased from £6m in 2020 to £4m in 2021 reflecting the comparative funding position of the plans at the beginning of each year and higher prevailing discount rates. In 2021, finance income of £6m relating to the revaluation of the US
K-12
disposal proceeds was recorded and there were gains on long-term interest rate hedges and foreign exchange gains on unhedged inter-company loans and cash and cash equivalents in 2021 compared to 2020.
The reported tax charge in 2021 was a credit of £3m (1.8%) compared to a charge of £44m (12.5%) in 2020. The principal reasons for reduction in the tax charge are the benefit received from the revaluation of deferred tax assets following the increase in the UK tax rate from 19% to 25% together with a benefit from a change in local tax law.
Net cash generated from operations increased to £570m in 2021 from £450m in 2020. The increase is largely explained by the drop-through of increased adjusted operating profits and an improvement in net working capital.
In 2021, there was an overall £176m decrease in cash and cash equivalents compared to an increase of £679m in 2020. The decrease in 2021 is primarily due to repayments of borrowings of £167m, dividends paid of £149m, tax paid of £177m, interest payments of £67m, capital expenditure of £176m, acquisitions of £69m and repayments of lease liabilities of £88m. These were offset by the cash inflow from operations of £570m and proceeds from disposals of businesses and investments of £131m.
The Group’s net debt reduced from £463m at the end of 2020 to £350m at the end of 2021. A breakdown of net debt is provided in note 18 of the financial statements. The decrease is largely due to positive operating cashflow, proceeds from disposals of businesses and investments and the disposal of lease liabilities with PIHE partially offset by consideration paid for acquisitions and tax, interest and dividend payments. Tax payments in 2021 include amounts related to State Aid which the Group expects to recover in due course. In May 2021, the Group repaid the remaining €195m of its €500m Euro 1.85% notes.
Going concern and liquidity
In assessing the Group’s ability to continue as a going concern for the period to 30 June 2023, the Board analysed a variety of downside scenarios including a severe but plausible scenario where the Group is impacted by a combination of all principal risks from 2022 as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks which in aggregate were significantly greater than seen in 2021 continuing throughout 2022 to 2023.
At 31 December 2021, the Group had available liquidity of c£1.6bn, comprising central cash balances and its undrawn $1.19bn Revolving Credit Facility (RCF). In February 2022, the Group renegotiated its revolving credit facility, extending the maturity of $1bn of the facility by one year to February 2026. Even under a severe downside case, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallize.
On 24 February 2022, the Board approved a £350m share buyback programme in order to return capital to shareholders. See ”Liquidity and Capital resources.”
Sales information by segment
The following table shows sales information for each of the past three years by segment:

	Year ended December 31
	2021	2020	2019
	£m	£m	£m
Assessment & Qualifications	1,204	1,082	1,280
Virtual Learning	713	692	584
English Language Learning	238	218	320
Workforce Skills	172	163	185
Higher Education	849	956	1,102
Strategic Review	252	286	398

Total continuing operations	3,428	3,397	3,869

Sales information by geographic market supplied
The following table shows sales information for each of the past three years by geographic region:

	Year ended December 31
	2021	2020	2019
	£m	£m	£m
UK	355	319	385
Europe	249	216	244
North America	2,293	2,426	2,522
Asia Pacific	359	251	441
Other countries	172	185	277

Total continuing operations	3,428	3,397	3,869

In the table above sales are allocated based on the country in which the customer is located.
Exchange rate fluctuations
The Group earns a significant proportion of its sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was £1:$1.38 in 2021, £1:$1.28 in 2020 and £1:$1.28 in 2019. Fluctuations in exchange rates can have a significant impact on the Group’s reported sales and profits. In 2021, the Group generated 64% of its continuing sales in the US (2020: 69%; 2019: 62%). In 2021, the Group estimates that a five-cent change in the average exchange rate between the US dollar and sterling would have had an impact on its reported earnings per share of approximately 0.9p, using adjusted operating profit the impact would be approximately 1.5p. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information on how foreign exchange risk is managed. The year-end
US dollar rate for 2021 was £1:$1.35 compared to £1:$1.37 for 2020 and £1:$1.32 for 2019. The total impact on shareholders’ funds of foreign exchange translation was a loss of £2m in 2021 compared to a loss of £179m in 2020. These net movements are principally driven by movements in the US dollar as a significant portion of the Group’s operations are in the US.

Critical accounting estimates
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
Results of operations
Year ended December 31, 2021 compared to year ended December 31, 2020
Consolidated results of operations
Sales
The Group’s total sales increased to £3,428m in 2021 from £3,397m in 2020, an increase of £31m or 1%. The year on year increase was impacted by currency movements, primarily the comparative strength of the US dollar relative to sterling during the year. In 2021, currency movements decreased sales by £206m when compared to the equivalent figures at constant 2020 rates. When measured at 2020 constant exchange rates, the Group’s sales increased by 7%. There is also a £27m decrease in sales as a result of portfolio changes. Portfolio changes are calculated by taking account of the additional sales (at constant exchange rates) from acquisitions made in the current year, such as Faethm. Sales made by businesses disposed in either the current year or the prior year are also excluded, such as PIHE and the K12 Sistemas business in Brazil. On an underlying basis, sales increased by 8% in 2021 compared to 2020.
Cost of goods sold and operating expenses
The following table summarizes the Group’s cost of sales, net operating expense and other net gains and losses:

	Year ended December 31
	2021	2020
	£m	£m
Cost of goods sold	1,747	1,767
Operating expenses:
Distribution costs	62	59
Selling, marketing and product development costs	521	572
Administrative and other expenses	802	816
Restructuring costs	214	—
Other income	(37)	(45)

Total net operating expenses	1,562	1,402
Other net gains	(63)	(178)

Total continuing operations	3,246	2,991

Cost of goods sold
.
Cost goods sold consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication
costs, royalty charges, the cost of service provision in the assessment and testing business and the cost of teaching and facilities in direct delivery businesses. The Group’s cost of sales decreased by £20m, or 1%, from £1,767m in 2020, to £1,747m in 2021. The decrease largely reflects favorable foreign exchange movements. On a constant exchange rate basis cost of goods sold have increased due to sales growth in Virtual Learning and sales recovery in Assessment & Qualifications and English Language Learning, partially offset by sales decline in Higher Education and the absence of costs from businesses disposed. In addition, cost of sales as a percentage of sales decreased largely as a result of improvements in the operating leverage particularly in Assessment & Qualifications. Cost of goods sold was 51.0% of sales in 2021 compared to 52.0% in 2020.
Distribution costs
.
Distribution costs consist primarily of shipping costs, postage and packing. Distribution costs increased by £3m primarily reflecting sales increases partially offset by the decrease in physical print sales.
Selling, marketing and product development costs
.
The Group’s selling, marketing and product development costs decreased by £51m or 9% from £572m in 2020 to £521m in 2021. The decrease is explained by the absence of costs from businesses disposed, benefits from restructuring programs and favorable foreign exchange movements. As a percentage of sales, these costs decreased in 2021 from 16.8% in 2020 to 15.2% in 2021.
Administrative and other expenses
.
The Group’s administrative and other expenses decreased by £14m or 2% from £816m in 2020 to £802m in 2021. The decrease is primarily explained by the impact of lower intangible charges, benefits from restructuring programs and favorable foreign exchange movements, partially offset by an increase in costs as the business returned to ‘normal’ post
COVID-19.
Restructuring costs
.
In March 2021, the Group announced a major restructuring programme to run primarily in 2021. The programme includes the reorganisation of the Group into five global business divisions and the simplification of the Group’s property portfolio. The restructuring costs in 2021 of £214m mainly relate to the impairment of right of use property assets, the write-down of product development assets and staff redundancies. There were no costs of major restructuring in 2020.
Other income
.
Other operating income mainly consists of freight recharges, sub-rights
and licensing income, distribution commissions, investment income and gains on minor asset disposals together with service fee income from Penguin Random House. Other operating income decreased to £37m in 2021 compared to £45m in 2020.
Other net gains and losses
.
Other net gains and losses in 2021 largely relate to gains from the disposal of PIHE and the K12 Sistemas business in Brazil offset by costs related to the acquisition of Faethm and the wind down of certain strategic review businesses. In 2020, other net gains and losses largely relate to the sale of the remaining interest in Penguin Random House.
Operating profit
The operating profit of £183m in 2021 compares to a profit of £411m in 2020. The decrease in 2021 is mainly due to the gain on sale of Penguin Random House recognized in 2020 and restructuring costs in 2021 offset by improved trading profits, reduced intangible charges and gains on the 2021 business disposals
After stripping out the effect of the portfolio changes, intangible charges, restructuring costs and the impact of currency movements, profits from trading increased by £103m or 33%. This underlying trading increase was primarily due to operating leverage on our revenue growth and cost savings, offset by inflation and investment to drive future growth. At a divisional level, you can see more normalised margins as the businesses recovered post-COVID.
Net finance costs
Net finance costs decreased by £31m from £57m in 2020 to £26m in 2021. The Group’s net interest payable reflected in adjusted earnings decreased from £61m in 2020 to £57m in 2021. The decrease is mainly due a reduction in interest payable on lease liabilities following the disposal of PIHE. In 2021, the total of items excluded from adjusted earnings was income of £31m compared to income of £4m in 2020. Net finance income relating to retirement benefits decreased from £6m in 2020 to £4m in 2021 reflecting the comparative funding position of the plans at the beginning of each year and higher prevailing discount rates. In 2021, finance income of £6m relating to the revaluation of the US
K-12
disposal proceeds was recorded and there were gains on long-term interest rate hedges and foreign exchange gains on unhedged inter-company loans and cash and cash equivalents in 2021 compared to 2020.
For a more detailed discussion of the Group’s borrowings and interest expenses see “Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.
Taxation
The reported tax credit in 2021 was £3m (1.8%) compared to a charge of £44m (12.5%) in 2020. The principal reasons for reduction in the tax charge are the benefit received from the revaluation of deferred tax assets following the increase in the UK tax rate from 19% to 25% together with a benefit from a change in Italian tax law.
The UK Budget in March 2021 announced an increase in the UK corporation tax rate to 25% with effect from 1 April 2023. This was substantively enacted on 24 May 2021. The UK corporation tax rate increase has resulted in an increase of £27m in the UK deferred tax liability associated with the UK Group pension plan asset position, which has been recognized in other comprehensive income, together with a £25m increase in UK deferred tax assets, which has been recognized in the income statement. The UK corporation tax rate change is beneficial to the Group’s statutory tax as it increases the value of certain UK tax attributes of the Group such as tax losses and, as noted above, reduces the overall statutory tax charge.
In February 2021, the Group received charging notices requiring payment of materially all of the alleged State Aid. Payments totalling £105m (comprising tax and interest) were made during 2021. The Group expects to recover the funds in due course.
Discontinued operations
There were no discontinued operations in either 2020 or 2021.
Profit for the year
The profit for the financial year in 2021 was £160m compared to a profit in 2020 of £310m. The decrease in 2021 is mainly due to a reduction in the operating profit as a result of the gain on sale of Penguin Random House recognized in 2020 and restructuring costs in 2021 offset by improved trading profits, reduced intangible charges and gains on the 2021 business disposals. In addition, there were higher finance costs and tax charges in 2020.
Earnings per ordinary share
The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 21.1p in 2021 compared to 41.0p in 2020. The decrease in 2021 is mainly due to a reduction in the operating profit as a result of the gain on sale of Penguin Random House recognized in 2020 and restructuring costs in 2021 offset by improved trading profits, reduced intangible charges and gains on the 2021 business disposals. In addition there were higher finance costs and tax charges in 2020.
The diluted earnings per ordinary share was 20.9p in 2021 and 41.0p in 2020, with the dilutive effect of options being minimal.

Sales and operating profit by segment
The following tables summarize the Group’s sales and adjusted operating profit for each of the Group’s business segments. Adjusted operating profit is included as it is the key financial measure used by management to evaluate the performance of the Group and allocate resources to business segments over time by separating out those items of income and expenditure relating to acquisitions and disposals, major restructuring programs and certain other items that are not representative of underlying performance. Reconciliations of adjusted operating profit to consolidated operating profit are included below and in note 2 within Item 18 — Financial Statements.
The Group’s adjusted operating profit, excludes other net gains and losses, amortization and impairment of acquired intangibles and the cost of major restructuring programs. The intangible charges relate only to intangible assets acquired through business combinations and intangibles relating to associates. These intangible charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses are excluded from adjusted operating profit as it is important to highlight their impact on operating profit in the period in which the transactions take place. The costs related to major restructuring programmes are excluded from adjusted operating profit as they do not necessarily reflect the current year performance of the Group.
A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

all figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Businesses under Strategic Review	Penguin Randon House	Total

	2021
Sales	1,204	713	238	172	849	252	—	3,428
	35%	21%	7%	5%	25%	7%	—	100%
Operating profit /(loss)	155	(41)	(15)	(10)	8	86	—	183
Cost of majorrestructuring	48	48	27	28	63	—	—	214
Intangible charges	13	25	3	7	2	1	—	51
Other net gains and losses	—	—	—	2	—	(65)	—	(63)

Adjusted operating profit	216	32	15	27	73	22	—	385

	2020 1
Sales	1,082	692	218	163	956	286	—	3,397
	33%	20%	6%	5%	28%	8%	—	100%
Operating profit / (loss)	118	(1)	(6)	18	90	11	181	411
Cost of major restructuring	—	—	—	—	—	—	—	—
Intangible charges	29	30	7	8	3	3	—	80
Other net gains and losses	—	—	—	—	—	2	(180)	(178)

Adjusted operating profit	147	29	1	26	93	16	1	313

1.	Comparative amounts have been represented to reflect the new operating segments.
Assessment & Qualifications
Assessment & Qualifications sales increased from £1,082m in 2020 to £1,204m in 2021, an increase of £122m or 11%. The Group estimates that after excluding the impact of exchange rates and the contribution from portfolio changes, Assessment & Qualifications sales increased by 18% in 2021 compared to 2020. Professional

Certification (VUE) revenue was up 19%, with OnVUE continuing to benefit from growth in the IT sector. US Student Assessment revenue was up 17% and Clinical Assessment revenue was up 30% with strong product launches in the year. Pearson VUE and Clinical Assessment revenues have now grown in comparison to 2019, showing more than post-COVID-19
recovery.
Adjusted operating profit increased 59% in underlying and 47% in headline terms due to the operating leverage on revenue growth partly offset by currency movements.
Pearson VUE revenue grew 19% in underlying terms with test volumes increasing 30% to 16.8m due to
COVID-19
recovery, new client launches and growth in existing programmes. We renewed 99% of our expiring contract base and fully resumed exam deliveries in our testing centres. Volumes in OnVUE, Pearson’s online proctoring service, grew 46% to 3m reflecting continuing demand for remote testing and as a complementary expansion to our test centre-based delivery options.
In US Student Assessment, revenue increased 17% in underlying terms due to new contract wins and a return to state testing in 2021, following 2020
COVID-19-related
cancellations.
In Clinical Assessment, revenue increased 30% in underlying terms due to new product releases and a backlog of demand for mental health services as in-person
assessments resumed and schools reopened. Revenue growth continued for our digitally delivered assessments as they have become more widely accepted.
The Assessment & Qualifications results also include intangible charges of £13m in 2021 compared to £29m in 2020 reflecting impairments made in 2020. Major restructuring costs were £48m in 2021 and £nil in 2020.
Virtual Learning
Virtual Learning sales increased from £692m in 2020 to £713m in 2021, an increase of £21m or 3%. The Group estimates that after excluding the impact of exchange rates, Virtual Learning’s sales increased by 11% in 2021 compared to 2020. Revenue growth reflects strong enrolment growth in Virtual Schools in the 2020/2021 academic year, with good underlying enrolment growth in OPM.
Adjusted operating profit grew 28% in underlying terms, due to operating leverage and efficiency improvements in OPM more than offsetting the investment in our Virtual Schools’ platform and customer care support, as well as margin impact in OPM due to discontinued programs. Headline profit grew 10% with good growth in adjusted operating profit partially offset by currency movements.
Virtual Schools performed strongly driven by 43% enrolment growth in new and existing schools for the 2020/2021 academic year. We opened five new full-time, online partner schools in Florida, Rhode Island, Colorado, South Carolina, and Oregon. We also announced our first Connections Academy in the state of Virginia, which begins enrolment in March 2022, one school in New Mexico moved from a partner school to district programme. This brings the 2021/2022 total number of partner schools to 47 in 30 states. Enrolments in the 2021/2022 academic year grew by 2% despite a significant unwinding of the “covid cohort”.
In OPM, we saw good underlying enrolment growth of 7% as Maryville University extended its OPM partnership for online degrees in the high-demand field of Nursing through to 2033 and Northeastern University added a new online master’s degree and certificate programs in Nursing and Healthcare. We ended the year with a total of 477 programs across 31 partners with the addition of 43 new programs in North America across 21 partners, and 7 new programs internationally where underlying enrolments grew by more than 80%.
The Virtual Learning results also include intangible charges of £25m in 2021 compared to £30m in 2020 reflecting the impact of historical acquisition activity. Major restructuring costs were £48m in 2021 and £nil in 2020.

English Language Learning
English Language Learning sales increased from £218m in 2020 to £238m in 2021, an increase of £20m or 9%. The Group estimates that after excluding the impact of exchange rates, English Language Learning’s sales increased by 17% in 2021 compared to 2020. Revenue growth is due to
COVID-19
recovery in both International courseware and Pearson Test of English (PTE) where volumes grew 25% compared to 2020.
Adjusted operating profit increased in underlying and headline terms due to increased revenue.
The English Language Learning results also include intangible charges of £3m in 2021 compared to £7m in 2020 reflecting the impact of historical acquisition activity. Major restructuring costs were £27m in 2021 and £nil in 2020.
Workforce Skills
Workforce Skills sales increased from £163m in 2020 to £172m in 2021, an increase of £9m or 6%. The Group estimates that after excluding the impact of exchange rates and the contribution from portfolio changes, Workforce Skills sales increased by 6% in 2021 compared to 2020. This was predominantly driven by strong growth in GED and TalentLens due to a recovery from
COVID-19
and further expansion of their enterprise sales. GED test volumes increased by 43%, enabled by the provision of online proctored testing, launched in June 2020, which grew by 200%. BTEC and Apprenticeship sales grew by 4%, with strong international growth partially offset by lower growth in the UK, as registrations declined as a result of
COVID-19
disruption and rebates for exam cancellations continued in 2021.
Adjusted operating profit grew 8% in underlying terms, with strong flow through of sales growth operating leverage. Headline profits grew 4% with good underlying growth offset by portfolio changes.
The Workforce Skills results also include intangible charges of £7m in 2021 compared to £8m in 2020. Major restructuring costs were £28m in 2021 and £nil in 2020. Other net gains and losses in 2021 relate to the acquisition of Faethm.
Higher Education
Higher Education sales decreased from £956m in 2020 to £849m in 2021, a decrease of £107m or 11%. The Group estimates that after excluding the impact of exchange rates, Higher Education sales decreased by 5% in 2021 compared to 2020. Growth in Canadian and UK Higher Education Courseware were more than offset by a 6% decline in US Higher Education Courseware driven by a decline in enrolments and courses per enrolment combined, as well as price pressure due to the mix shift from print and bundles to
e-text
and platform, and lower monetisation.
Adjusted operating profit declined 15% in underlying and 22% in headline terms. This is driven by the combined effects of the revenue declines and continued investments in our content and platforms (inclusive of Pearson+).
We saw continued momentum in Inclusive Access where sales to not-for-profit
institutions grew 18% representing 16% of total US Higher Education Courseware revenue versus 13% last year.
The Higher Education results also include intangible charges of £2m in 2021 compared to £3m in 2020. Major restructuring costs were £63m in 2021 and £nil in 2020.
Strategic Review
Strategic Review sales decreased from £286m in 2020 to £252m in 2021, a decrease of £34m or 12%. The Group estimates that after excluding the impact of exchange rates and the contribution from portfolio changes, Strategic Review sales increased by 1% in 2021 compared to 2020.

The Strategic Review results also include intangible charges of £1m in 2021 compared to £3m in 2020. Other net gains and losses in 2021 primarily relate to the disposals of PIHE and the
K-12
Sistemas business in Brazil.
Penguin Random House
In April 2020, the Group completed the sale of the remaining 25% interest in Penguin Random House to Bertelsmann, generating net proceeds of £531m and resulting in a pre-tax
profit of £180m. Dividend income of £1m was recognized in 2020 pre-disposal.
Results of operations
Year ended December 31, 2020 compared to year ended December 31, 2019
For commentary on the results of our operations for the year ended December 31, 2020 compared to the year ended December 31, 2019, please refer to our Form
20-F
for the year ended December 31, 2020, which was filed on April 1, 2021. However, as our operating segments have changed during the year ended December 31, 2021, the revised commentary for sales and operating profit by segment has been updated below –
Sales and operating profit by segment
The following tables summarize the Group’s sales and adjusted operating profit for each of the Group’s business segments. Adjusted operating profit is included as it is the key financial measure used by management to evaluate the performance of the Group and allocate resources to business segments over time by separating out those items of income and expenditure relating to acquisitions and disposals, major restructuring programs and certain other items that are not representative of underlying performance. Reconciliations of adjusted operating profit to consolidated operating profit are included below and in note 2 within Item 18 — Financial Statements.
A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

all figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Businesses under Strategic Review	Penguin Randon House	Total
	2020 1
Sales	1,082	692	218	163	956	286	—	3,397
	33%	20%	6%	5%	28%	8%	—	100%

Operating profit / (loss)	118	(1)	(6)	18	90	11	181	411
Cost of major restructuring	—	—	—	—	—	—	—	—
Intangible charges	29	30	7	8	3	3	—	80
Other net gains and losses	—	—	—	—	—	2	(180)	(178)

Adjusted operating profit	147	29	1	26	93	16	1	313

all figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Businesses under Strategic Review	Penguin Randon House	Total
	2019 1
Sales	1,280	584	320	185	1,102	398	—	3,869
	33%	15%	8%	5%	29%	10%	—	100%

Operating profit / (loss)	191	(36)	(31)	15	66	19	51	275
Cost of major restructuring	38	13	10	7	68	21	2	159
Intangible charges	23	36	80	9	—	3	12	163
Other net gains and losses	—	—	—	—	—	(16)	—	(16)

Adjusted operating profit	252	13	59	31	134	27	65	581

1.	Comparative amounts have been represented to reflect the new operating segments.
Assessment & Qualifications
Assessment & Qualifications sales decreased by £198m or 15% from £1,280m in 2019 to £1,082m in 2020 and adjusted operating profit decreased by £105m or 42% from £252m in 2019 to £147m in 2020. The Group estimates that after excluding the impact of exchange rates, Assessment & Qualifications sales decreased by 16% in 2020 compared to 2019 and adjusted operating profit also decreased by 44%.
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
COVID-19
in H2.
In the UK, qualifications revenue was impacted by the cancelation of exams in 2020, as well as the end of the NCT contract.
Adjusted operating profit declined 42% due to the
COVID-19
impact on trading, partially offset by mitigating actions.
The Assessment & Qualifications results also include intangible charges of £29m in 2020 compared to £23m in 2019 reflecting impairments made in 2020. Major restructuring costs were £38m in 2019 and £nil in 2020.
Virtual Learning
Virtual Learning sales increased by £108m or 18% from £584m in 2019 to £692m in 2020 and adjusted operating profit increased by £16m or 123% from £13m in 2019 to £29m in 2020. The Group estimates that after excluding the impact of exchange rates, Virtual Learning sales increased by 18% in 2020 compared to 2019 and adjusted operating profit also increased by 108%.
The sales growth reflects strong enrolment growth in Virtual Schools and good growth in OPM. Adjusted operating profit growth was due to margin on sales growth more than offsetting the investment in our virtual schools platform and customer care support and margin impact in OPM due to discontinued programs.

Virtual Schools performed strongly driven by 43% enrolment growth in new and existing schools for the 2020/2021 academic year. We opened three new full-time, state-wide partner schools, and combined with two contract exits this took the total partner schools to 43 in 29 states.
In OPM, we saw good sales growth with a strong performance in undergraduate and international, partially offset by discontinued programs. We also saw the benefits of the operational changes, with increased efficiencies in our student recruitment process and student acquisition costs. Underlying course enrolments (excluding discontinued programs) grew 20% and total course enrolments declined 7%. We delivered 470 programs across 34 partners globally.
The Virtual Learning results also include intangible charges of £30m in 2020 compared to £36m in 2019 reflecting the impact of historical acquisition activity in recent years. Major restructuring costs were £13m in 2019 and £nil in 2020.
English Language Learning
English Language Learning sales decreased by £102m or 32% from £320m in 2019 to £218m in 2020 and adjusted operating profit decreased by £58m or 98% from £59m in 2019 to £1m in 2020. The Group estimates that after excluding the impact of exchange rates, English Language Learning sales decreased by 28% in 2020 compared to 2019 and adjusted operating profit also decreased by 100%.
The sales decline reflects the interruption of Australian immigration and test center closures impacting PTE. PTE volumes were down 36% with declines in all key markets except China where we saw 17% growth due to an improved competitive performance. Courseware sales also declined due to the
COVID-19
pandemic.
Divisional profitability has been impacted by the PTE and courseware sales decline, market contraction as a result of the pandemic in our high margin franchise business in Brazil, and by investment in our English Assessment products.
The English Language Learning results also include intangible charges of £7m in 2020 compared to £80m in 2019 due to impairments recorded in 2019. Major restructuring costs were £10m in 2019 and £nil in 2020.
Workforce Skills
Workforce Skills sales decreased by £22m or 12% from £185m in 2019 to £163m in 2020 and adjusted operating profit decreased by £5m or 16% from £31m in 2019 to £26m in 2020. The Group estimates that after excluding the impact of exchange rates and the contribution from portfolio changes, Workforce Skills sales decreased by 14% in 2020 compared to 2019 and adjusted operating profit also decreased by 13%.
Sales decreased due to the impact of the
COVID-19
pandemic, in particular, the impact on BTEC and apprenticeships in the UK.
The Workforce Skills results also include intangible charges of £8m in 2020 compared to £9m in 2019. Major restructuring costs were £7m in 2019 and £nil in 2020.
Higher Education
Higher Education sales decreased by £146m or 13% from £1,102m in 2019 to £956m in 2020 and adjusted operating profit decreased by £41m or 31% from £134m in 2019 to £93m in 2020. The Group estimates that after excluding the impact of exchange rates, Higher Education sales decreased by 13% in 2020 compared to 2019 and adjusted operating profit also decreased by 25%.

In US Higher Education Courseware sales declined 12% with total unit sales increasing slightly and digital registrations including eBooks growing 9%. In Canada and international Higher Education, courseware sales were down significantly due to bookstore closures during the pandemic.
Adjusted operating profit declined 31% due to the impact of trading partially offset by restructuring and discretionary savings.
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
The Higher Education results also include intangible charges of £3m in 2020 compared to £nil in 2019. Major restructuring costs were £68m in 2019 and £nil in 2020.
Strategic Review
Strategic Review sales decreased by £112m or 28% from £398m in 2019 to £286m in 2020 and adjusted operating profit decreased by £11m or 41% from £27m in 2019 to £16m in 2020. The Group estimates that after excluding the impact of exchange rates and the contribution from portfolio changes, Strategic Review sales decreased by 10% in 2020 compared to 2019 and adjusted operating profit also decreased by 51%.
The sales decline reflects budgetary pressures caused by the impact of
COVID-19
on courseware purchasing, with budget constraints and school closures leading to fewer purchases. The sales decline also reflects the disposal of the US K12 business in 2019.
The Strategic Review results also include other net gains and losses of £2m loss in 2020 compared to a £16m gain in 2019. In 2019 these primarily relate to the gain on sale of the US K12 business and in 2020 they primarily relate to charge in relation to the disposal of PIHE.
The Strategic Review results also include intangible charges of £3m in 2020 compared to £3m in 2019. Major restructuring costs were £21m in 2019 and £nil in 2020.
Penguin Random House
The Group’s share of Penguin Random House adjusted operating profits was £nil in 2020 compared to £65m in 2019. Dividend income of £1m was recognized in 2020. In December 2019, the Group announced the sale of its remaining 25% interest in Penguin Random House. At the end of December 2019 the Group’s share of the assets of Penguin Random House was classified as held for sale on the balance sheet. In April 2020, the Group completed the sale of the remaining 25% interest in Penguin Random House to Bertelsmann, generating net proceeds of £531m and resulting in a pre-tax
profit of £180m.
Liquidity and capital resources
Cash flows and financing
Net cash generated from operations increased to £570m in 2021 from £450m in 2020. The decrease in cash generated from operations is largely explained by the drop-through of increased operating profits and an improvement in net working capital (including product development) offset by an increase in capital expenditure.
Net interest paid at £54m in 2021 compares to £50m in 2020 and primarily reflects a reduction in interest on lease liabilities following the disposal of PIHE. Tax paid in 2021 was £177m compared to tax received of £2m in 2020 with the increase mainly explained by the £97m payment related to State Aid which the Group expects to recover in due course and refunds received in 2020 in the US and UK relating to historical periods.

Capital expenditure on property, plant and equipment was £64m in 2021 compared to £53m in 2020. There were no material property sales in 2021 or 2020. Capital expenditure on software intangibles increased to £112m in 2021 from £81m in 2020. The increase in expenditure on software intangibles reflects the fact that we paused elements of technology programmes at the height of the pandemic in 2020.
Cash outflow from acquisitions in 2021 was £69m compared to £12m in 2020. The cash outflow in 2021 relating to acquisitions of subsidiaries is £55m, comprising £46m related to the acquisition of Faethm, £5m of cash consideration paid in relation to two smaller acquisitions, and £4m in relation to prior year acquisitions. In addition, there is a cash outflow of £10m relating to the acquisition of interests in two associates, Smashcut and Academy of Pop and an outflow of £4m relating to the acquisition of investments. There were no significant acquisitions in 2020, the net cash outflow on acquisition of subsidiaries in 2020 relates to deferred payments for prior year acquisitions and investment purchases.
The net cash inflow in respect of businesses and investments disposed was £131m in 2021 compared to £631m in 2020. In 2021, the cash inflow of £83m relating to the disposal of subsidiaries mainly relates to the disposal of the K12 Sistemas business and deferred proceeds from the US
K-12
Courseware sale in 2019 offset by cash disposed with PIHE and other disposal costs. In 2021 there is also a cash inflow of £48m relating to the disposal of certain investments held at fair value through other comprehensive income. In 2020 the cash received largely related to the disposal of Penguin Random House and the partial repayment of the receivable held in relation to the disposal of the US
K-12
business.
Dividends from joint ventures and associates decreased from £4m in 2020 to £nil in 2021. The reduction is primarily due to the fact that the Penguin Random House disposal completed in April 2020.
The cash outflow from financing of £414m in 2021 compares to £299m in 2020 and includes the repayment of borrowings of £167m in 2021 and £230m in 2020. These repayments include the repayment of the remaining €195m of its €500m Euro 1.85% notes in 2021 and the repayment of the draw down of the revolving credit facility in 2020.
In June 2020, the Group completed the issuance of £350m guaranteed notes maturing 4 June 2030. The notes bear a coupon of 3.75% and were issued in accordance with the ICMA Social Bond Principles 2018, with the proceeds primarily used to finance and re-finance
delivery of education in our Connections Academy, BTEC and GED businesses to help achieve the United Nations’ 4th Sustainable Development Goal (SDG) for a Quality Education.
Also included in financing cash flows are repayments of lease liabilities which decreased from £92m in 2020 to £88m in 2021. Dividends paid to company shareholders in 2021 of £149m compares to £146m in 2020. Cash returned to shareholders via the share buyback program in 2020 amounted to £176m in 2020. Treasury share purchases in 2021 in respect of employee share plans were £16m compared to £6m in 2020.
Overall the Group’s net borrowings decreased from £463m at the end of 2020 to £350m at the end of 2021. The Group’s cash and cash equivalents decreased from £1,113m at the end of 2020 to £937m at the end of 2021.
Capital resources
The Group’s borrowings fluctuate by season because of the academic year’s effect on the working capital requirements in the educational materials businesses. Assuming no acquisitions or disposals, the Group’s maximum level of net debt normally occurs in July, and its minimum level of net debt normally occurs in December.
In assessing the Group’s ability to continue as a going concern for the period to 30 June 2023, the board analysed a variety of downside scenarios including a severe but plausible scenario where the Group is impacted by all principal risks from 2022 as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks which in aggregate were significantly greater than seen in 2021 continuing throughout 2022 to 2023.
At 31 December 2021, the Group had available liquidity of c£1.6bn, comprising central cash balances and its undrawn $1.19bn Revolving Credit Facility (RCF). In February 2022, the Group renegotiated its revolving credit facility, extending the maturity of $1bn of the facility by one year to February 2026. Even under a severe downside case, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallize.
At December 31, 2021, the Group’s net debt was £350m compared to £463m at December 31, 2020. The decrease is largely due to positive operating cash flow and proceeds from disposals of businesses partially offset by tax, interest and dividend payments. Tax payments in 2021 include amounts related to State Aid which the Group expects to recover in due course.
Net debt is defined as all short-term, medium-term and long-term borrowing (including leases and related derivatives), less all cash, cash equivalents, other liquid resources and the net investment in finance lease receivables, and a breakdown is provided in note 18 of the financial statements. Cash equivalents comprise short-term deposits with a maturity of up to 90 days, while liquid resources comprise short-term deposits with maturities of more than 90 days and other marketable instruments which are readily realizable and held on a short-term basis. Total short-term, medium- term and long-term borrowing excluding derivatives amounted to £1,400m at December 31, 2021, compared to £1,720m at December 31, 2020 reflecting the repayment of the bond in 2021 and the disposal of lease liabilities with PIHE. At December 31, 2021, total cash and liquid resources were £937m, compared to £1,116m at December 31, 2020. The decrease in 2021 is primarily due to repayments of borrowings of £167m, dividends paid of £149m, tax paid of £177m, interest payments of £67m, capital expenditure of £176m, acquisitions of £69m and repayments of lease liabilities of £88m. These were offset by the cash inflow from operations of £570m and proceeds from disposals of businesses and investments of £131m.
At 31 December 2021, the Group was rated
BBB-
(stable outlook) with Fitch and Baa3 (stable outlook) with Moody’s.
Contractual obligations
The following table summarizes the maturity of the Group’s borrowings, its obligations under non-cancellable
leases, deferred consideration and pension funding obligations, exclusive of anticipated interest payments. Due to the variability of future interest payments, these have been excluded from the table below:

	Year ended December 31, 2021
	Total	Less than one year	One to Two years	Two to five years	After five years
	£m	£m	£m	£m	£m
Gross Borrowings:
Bank loans and overdrafts	—	—	—	—	—
Revolving credit facility	—	—	—	—	—
Bonds	767	87	70	257	353
Lease liabilities	633	68	71	178	316
Deferred consideration	44	6	15	13	10
UK pension funding obligation	—	—	—	—	—

Total	1,444	161	156	448	679

The UK pension plan’s most recent triennial actuarial valuation for funding purposes was completed as at January 1, 2021 and this valuation revealed a technical provision funding surplus of £160m. The plan expects to be able to provide benefits (in accordance with the plan rules) with a very low level of reliance on future funding from the Group.
At December 31, 2021 the Group had no capital commitments for fixed assets. Other than as outlined above, there are no other reasonably likely material cash requirements, other than those business as usual costs incurred in the ordinary course of business. At December 31, 2021, these business as usual costs include payroll costs and other executory contracts, that have not be recorded as a liability at the balance sheet date, but instead will be recorded as incurred. There are contingent liabilities in respect of indemnities, warranties, legal and royalty claims and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition, there are contingent liabilities in respect of tax assessments as outlined in note 34 in “Item 18. Financial statements”. None of these claims, guarantees or assessments is currently expected to result in a material gain or loss.
Off-balance
sheet arrangements
The Group does not have any
off-balance
sheet arrangements, as defined by the SEC for the purposes of the Form
20-F,
that have or are reasonably likely to have a material current or future effect on the Group’s financial position or results of operations.
Borrowings
The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer-term loans from banks and capital markets.
At December 31, 2021, the Group had an undrawn $1.19bn committed revolving credit facility with a maturity date in February 2025. The facility set in place in March 2019, contains two key covenants measured for each
12-month
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
Related parties
There were no significant or unusual related party transactions in 2021, 2020 or 2019. Refer to note 36 in “Item 18. Financial Statements”.
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
The following table sets forth information concerning Directors, as of February 28, 2022.

Name	Age	Position
Sidney Taurel	73	Chair
Andy Bird, CBE	58	Chief Executive
Sally Johnson	48	Chief Financial Officer
Sherry Coutu, CBE	58	Non-executive Director
Esther Lee	63	Non-executive Director
Linda Lorimer	69	Non-executive Director
Graeme Pitkethly	55	Non-executive Director
Tim Score	61	Senior Independent Director and Deputy Chair Designate
Lincoln Wallen	61	Non-executive Director
On March 1, 2022 Omid Kordestani was appointed as
Non-executive
Director and Chair Designate. Mr Kordestani will succeed Sidney Taurel as
Non-Executive
Chair upon conclusion of the company’s AGM in April 2022. Mr Score will also take on the role of Deputy Chair upon conclusion of the AGM.
Sidney Taurel
Appointed January 1, 2016. Chair of the Nomination & Governance Committee and Member of the Remuneration Committee.
Sidney has 50 years of experience in business and finance and is currently a non-executive
director of H.I.G. Acquisition Corp. He was Chief Executive Officer of global pharmaceutical firm Eli Lilly and Company from 1998 until 2008, Chairman from 1999 until 2008, and has been Chairman Emeritus since 2009. His
37-year
career at Eli Lilly included time spent in Brazil, France, Eastern Europe, the US and the UK. Sidney is a former director of IBM (2001-2021), McGraw-Hill (1996-2016) serving in both as chair of the Compensation Committee for several years, and of ITT Corp (1996-2001) where he chaired the Audit Committee. In 2002, Sidney received three US presidential appointments to: the Homeland Security Advisory Council, the President’s Export Council and the Advisory Committee for Trade Policy and Negotiations, and is an officer of the French Legion of Honour. Current notable commitments: H.I.G. Acquisition Corporation.
Andy Bird, CBE
Appointed to the Board May 1, 2020. Appointed as Chief Executive on October 19, 2020. Member of the Reputation & Responsibility Committee.
Andy has a long and distinguished career spanning over 35 years in the media industry, and is an accomplished, strategic leader of global consumer content businesses. Most recently, he spent 14 years working for The Walt Disney Company, joining the business as President of Walt Disney International in 2004, before being appointed Chair in 2008. He held this role for a decade, during which time he transformed the organisation into a digital-first, direct to consumer business, focused on serving the diverse needs of customers around the world. In addition, Andy worked to establish the iconic brand in China through the creation of Disney English, teaching English language to local families through immersive learning experiences. Prior to Disney, Andy worked in a number of senior positions at AOL Time Warner, and spent the earlier part of his career at Piccadilly Radio, Virgin Broadcasting Company, BSB Music Channel, Big & Good Productions and Unique Broadcasting.

Sally Johnson
Appointed on April 24, 2020.
Sally joined Pearson in 2000 and has held various finance and operations roles across the business, both at a corporate level and within the divisions, including The Penguin Group. She brings to the Board extensive commercial and strategic finance experience as well as transformation, treasury, tax, risk management, business and financial operations, investor relations and M&A expertise. She has held various senior level roles across the business, most recently as Deputy CFO of Pearson. Sally is a member of the Institute of Chartered Accountants in England and Wales and trained at PricewaterhouseCoopers. She was also a Trustee for the Pearson Pension Plan from 2012 to 2018.
Sherry Coutu, CBE
Appointed on May 1, 2019. Chair of the Remuneration Committee and Member of the Nomination & Governance Committee.
Sherry has extensive experience in the technology industry. She has also served on the boards of a range of companies and charities, with a focus on working with entrepreneurs and specialising in consumer digital, information services, and education. Sherry is the Chair of Founders4Schools and founder of the
Scale-Up
Institute. Previously, she was CEO of Interactive Investor International plc, and has served on the boards of Cambridge Assessment, Bloomberg New Energy Finance and the London Stock Exchange plc as well as being SID and Remuneration Committee Chair of RM plc. Sherry has started and/or invested in over 60 technology businesses and served on the boards of Zoopla plc, Raspberry Pi, NESTA, and the Advisory boards of the National Gallery, Royal Society and LinkedIn. She was appointed Commander of the British Empire in the 2013 New Year Honours for her services to entrepreneurship.
Omid Kordestani
Appointed to the Board March 1, 2022.
Omid Kordestani is an international businessman who serves on the boards of Twitter, Inc., Klarna Bank AB and Klarna Holding AB and is a Council Member for Balderton Capital. He was Executive Chairman of Twitter, Inc between October 2015 and May 2020. From August 2014 to August 2015, Mr Kordestani served as Senior Vice President and Chief Business Officer at Google and previously from May 1999 to April 2009 as Senior Vice President of Global Sales and Business Development. From 1995 to 1999, Mr Kordestani served as Vice President of Business Development at Netscape Communications Corporation. Prior to joining Netscape Communications Corporation, Mr Kordestani held positions in business development, product management and marketing at The 3DO Company, Go Corporation and Hewlett-Packard Company. Current notable commitments: Twitter, Inc.
Esther Lee
Appointed on February 1, 2022.
Esther brings significant experience to the Pearson Board through her prior executive leadership roles in developing customer strategies to drive growth, global marketing and branding, driving digital transformation and building high-performance teams. She has a long track record of senior leadership roles working for global consumer-facing brands. Most recently she served as Executive Vice President—Global Chief Marketing Officer at MetLife Inc. Previously, Esther served as Senior Vice President—Brand Marketing, Advertising and Sponsorships for AT&T, and she has served as CEO of North America and President of Global Brands for Euro RSCG Worldwide. Prior to that, she served for five years as Global Chief Creative Officer for The Coca-Cola

Company. Esther is a Board member at The Clorox Company (NYSE: CLX) where she chairs the Nomination & Governance Committee. She has a BA in economics from Cornell University. Current notable commitments: The Clorox Company.
Linda Lorimer
Appointed July 1, 2013. Chair of the Reputation & Responsibility Committee and Member of the Audit Committee.
Linda is currently a Senior Advisor at the Boston Consulting Group and has spent almost 40 years serving higher education. She retired from Yale in 2016 after 34 years at the university where she served in an array of senior positions, including Vice President for Global & Strategic Initiatives. She oversaw the development of Yale’s online education division and the expansion of Yale’s international programmes and centres. During her tenure, she was responsible for many administrative services, ranging from Yale’s public communications and alumni relations to sustainability, human resources and the university press. She also served on the boards of several public companies, including as Presiding Director of the McGraw-Hill companies. Linda is a trustee of Hollins University and a member of the board of Yale New Haven Hospital, where she chairs the nominating and governance committee, and also remains on several consequential advisory committees at Yale University.
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
Tim Score
Appointed January 1, 2015. Chair of the Audit Committee, Member of the Nomination & Governance and Remuneration Committees.
Tim has extensive experience of the technology sector in both developed and emerging markets, having served as Chief Financial Officer of ARM Holdings plc, the world’s leading semiconductor IP company, for 13 years. He is an experienced non-executive
director and was appointed as a
non-executive
Director of Bridgepoint Group PLC in 2021, alongside his roles as Chair of The British Land Company plc, a non-executive
director of the Football Association, and a Trustee of the National Theatre. Tim has garnered extensive financial and listed company experience during previous and current positions. He served on the board of National Express Group plc from 2005 to 2014, including time as interim Chairman and six years as the Senior Independent Director. Earlier in his career Tim held senior finance roles with Rebus Group, William Baird, LucasVarity plc and BTR plc. Current notable commitments: The British Land Company plc (Chair), Bridgepoint Group PLC
(Non-Executive
Director).
Annette Thomas
Appointed October 1, 2021. Member of the Nomination & Governance and Reputation & Responsibility Committees.

Annette has a
25-year
track record in leading global publishing and data analytics businesses, across academic, educational and consumer media verticals. Most recently, she served as CEO of Guardian Media Group, a position she held until June 2021. Prior to this, Annette was CEO of the Web of Science Group at Clarivate Analytics, a data, analytics and software business focused on research and higher education. She has also served as CEO of Macmillan Publishers and led the digital and global transformation of Nature Publishing Group. She currently serves as a trustee of Yale University. Her previous non-executive
experience includes serving as
non-executive
director at Clarivate Analytics (2017), and as a board member for Cambridge University Press and Cambridge Assessment (2019-2020). She has also previously acted as an advisor to Creative Commons and Bain Capital.
Lincoln Wallen
Appointed January 1, 2016. Member of the Audit and Reputation & Responsibility Committees.
Lincoln has extensive experience in the technology and media industries, and is currently CTO of Improbable, a technology start-up
supplying next-generation cloud hosting and networking services to the video game industry. Lincoln was CEO of DWA Nova, a software-as-a-service
company spun out of DreamWorks Animation Studios in Los Angeles, a position he held until 2017. He worked at DreamWorks Animation for nine years in a variety of leadership roles including Chief Technology Officer and Head of Animation Technology. He was formerly CTO at Electronic Arts Mobile, leading their entry into the mobile gaming business internationally. Lincoln is a
Non-Executive
Director of the Smith Institute for Industrial Mathematics and Systems Engineering and Varjo, a manufacturer of augmented, virtual and mixed reality headsets for professionals. His early career involved 20 years of professional IT and mathematics research, including as a reader in Computer Science at Oxford. Current notable commitments: Improbable (Chief Technology Officer).
The following table sets forth information concerning the Executive Committee, as at February 28, 2022.

Name	Position
Tom ap Simon	President, Virtual Learning
Ali Bebo	Chief Human Resources Officer
Tim Bozik	President, Higher Education; Interim Chief Product Officer and Co-President, Direct to Consumer
Lynne Frank	Chief Marketing Officer and Co-President, Direct-to- Consumer
Gio Giovannelli	President, English Language Learning
Mike Howells	President, Workforce Skills
Cinthia Nespoli	Chief Legal Officer
Art Valentine	President, Assessment & Qualifications
On March 16, 2022, Marykay Wells (Chief Information Officer) joined the Pearson Executive Management Team.
Tom ap Simon
Tom has 19 years of international business and finance experience. At Pearson, he has led the Virtual Schools business, worked in finance for the emerging markets businesses and led M&A activity in the US. Previously, he worked in investment banking at RW Baird. Tom holds an MA in Economics and Politics from the University of Edinburgh.
Ali Bebo
Ali is a senior executive with over 25 years of experience transforming culture for transformative business performance across multiple industries. Prior to joining Pearson, she was an officer and CHRO for Hologic, Inc., a global medical technology company. Prior to Hologic, she held various HR leadership roles with the specialty retail company, ANN INC. Ali earned her BA in political science from the University of California, Los Angeles.
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
Gio Giovannelli
Gio has over 25 years of international business experience, including four CEO roles in Brazil. Previous board roles include BOVESPA-listed Natura and CVC Viagens. Gio graduated from Bocconi University, holds an Economics Ph.D. and is OPM graduate of Harvard Business School.
Mike Howells
Mike has more than 20 years of international business experience. Previously, he has worked in the British diplomatic network and the UK Foreign, Commonwealth and Development Office. Mike holds a masters degree in International Law from the University of Nottingham and an Anthropology degree from University College London.
Cinthia Nespoli
Cinthia has over 18 years of international legal and compliance experience. Previously, she held leadership roles in legal and compliance at multinational companies. Cinthia was admitted to the Brazilian bar in 2004 and earned her law degree from Pontifícia Universidade Católica de Campinas and a post-graduate degree in tax law from Pontifícia Universidade Católica de São Paulo.
Art Valentine
Art has more than 30 years of leadership experience in assessments, testing, and technology. Prior to his 16 years at Pearson serving as a senior leader of Pearson VUE and as Managing Director of Pearson Clinical Assessments, Art worked at Promissor which was acquired by Pearson in 2006. Art earned his MS in Mathematical Science/Computer Science from the University of North Carolina Chapel Hill.
Marykay Wells
Marykay Wells joined Pearson in 2014 and is responsible for leading the execution of the company’s corporate digital transformation strategy that is driving the shift from print to digital products. She has over 30 years of experience with proven success in strategic planning and execution of large, global technology transformations. Marykay builds high performing teams by establishing customer-first values and cultivating an environment of collaboration, integration, and innovation.
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
Remuneration policy
The 2020 Directors’ Remuneration Policy (2020 policy) was approved by our shareholders at the Annual General Meeting held on 24 April 2020. The 2020 policy is underpinned by Pearson’s remuneration principals and aligns the remuneration arrangements for Executive Directors with our strategy and the interests of our long-term shareholders.
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

Consistent with its policy, the Committee places considerable emphasis on the performance-linked elements (i.e. annual and long-term incentives). The Committee continues to review the mix of fixed and performance- linked remuneration on an annual basis, consistent with its overall philosophy.
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
The pension or equivalent entitlements of each Director are as follows:
Andy Bird
Andy Bird receives a payment in lieu of pension at 16% of his base salary in line with the pension provision for UK employees of a similar age.
Sally Johnson
Sally Johnson is an existing member of the Final Pay Section of the Pearson Pension Plan. Her accrual rate is 1/60th of pensionable salary per annum, restricted to the Plan earnings cap (£172,800 per annum in 2021/22). There are no enhanced early retirement benefits.
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
The funding of annual incentives will normally be related to the performance against financial and strategic imperatives performance targets. For the 2022 financial year the annual bonus will be based 30% on adjusted operating profit, 30% on sales performance, 20% on operating cash flow and 20% on strategic measures. Each performance measure will operate independently but a financial underpin will apply in respect of the strategic measures. There will be no changes to the maximum annual incentive opportunities for 2022.
Performance metrics linked to strategic objectives can be selected annually to support the Group’s strategy. A pay-out
will only be made if a minimum level of performance has been achieved under the financial metrics, as determined by the Committee each year.
The strategic measures for 2022 will focus on:

•	Accelerating growth through digital transformation and business model innovation

•	Establishing Pearson as purpose-driven across product, people and the planet
The targets for 2022 are as follows:

	Weighting	Threshold	Target	Maximum
Digital sales growth	10%	Plan less 2%	Plan	Plan plus 2%

Invest in diverse pipeline and increase representation at management levels	5%	50% female and ethnic minority representation in leadership development and mentoring programmes + 50% female and 20% ethnic minority representation in leadership succession plans	Threshold + 5% increase in female and ethnic minority representation at VP level and above	Threshold + 10% increase in female and ethnic minority representation at VP level and above

Reduce carbon footprint – net annual reduction versus 2021 baseline	5%	1% reduction	2% reduction	5% reduction
Details of the financial measures, weightings and targets will be disclosed in the annual Remuneration Report for the relevant financial year if and to the extent that the Committee deems them to be no longer commercially sensitive. The performance period is one year.

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
Awards will normally be subject to the achievement of targets for earnings per share, return on invested capital and relative total shareholder return (weighted equally). The Committee may determine that different measures or weightings may apply for future awards, however, the Committee would intend to consult with shareholders in advance if there was to be a significant change in the weighting of measures or the performance measures used.
Andy Bird and Sally Johnson were eligible for a Long-Term Incentive Plan (LTIP) award in 2021. The maximum face value of the award granted was 300% and 245% of base salary respectively. Face value was determined using a share price of 826.7p
(five-day
average to 4 May 2021), which is the share price used to determine award values for LTIP awards to the wider employee population.
The 2021 LTIP award will vest on 1 May 2024 subject to the following performance targets:

EPS (1/3)		Net ROIC (1/3)		Relative TSR (1/3)
Vesting schedule (% of max)	Adjusted EPS for FY23	Vesting schedule (% of max)	Adjusted net ROIC for FY23	Vesting schedule (% of max)	Ranked position vs. FTSE 100
15%	46.5p	15%	5.5%	25%	Median
65%	53.5p	65%	6.5%	—	—
100%	61.0p	100%	7.5%	100%	Upper quartile

Note:	straight line vesting between points shown, with no vesting for performance below threshold.
For 2022, Andy Bird and Sally Johnson will be granted an award of 300% and 245% of base salary, respectively.

Performance measures and targets for 2022 are as follows:

EPS (1/3)		Net ROIC (1/3)		Relative TSR (1/3)
Vesting schedule (% of max)	Adjusted EPS for FY23	Vesting schedule (% of max)	Adjusted net ROIC for FY23	Vesting schedule (% of max)	Ranked position vs. FTSE 100
15%	48.0p	15%	6.0%	25%	Median
65%	55.0p	65%	7.0%	—	—
100%	64.0p	100%	8.0%	100%	Upper quartile
In May 2019, former Chief Executive John Fallon was made an award under the 2019 LTIP. This award was based on performance the business delivered over the three-year period from 2019 to 2021.
The LTIP award made to John Fallon would have vested on the normal vesting date, pro-rated
for time to reflect John’s departure prior to the normal vesting date, but the applicable performance targets have not been met and therefore his award, together with awards for other participants, will lapse in full.
Co-investment
award
In order to secure Andy Bird as our Chief Executive the Committee developed a one-off
co-investment
award. The Committee recognizes that such a
one-off
arrangement is not typical in the UK market, but believe it was the optimal structure to secure Andy Bird’s recruitment whilst incentivizing the creation of long-term shareholder value and keeping our forward-looking 2020 policy unchanged.
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
co-investment
award equal to 750% of base salary.
The
co-investment
award vests in three equal tranches as soon as practicable following 31 December 2021, 31 December 2022 and 31 December 2023 respectively and is subject to performance underpins and Andy’s continued employment as at each vesting date.
Shares that vest will be subject to a holding period until 31 December 2023. The co-investment
award was designed taking into account Andy’s home market – the US – where the structure of pay is often very different to the UK and aims to incentivize the transformation of the business and growth in the near-term. It was therefore considered appropriate that the phased vesting schedule and holding period to December 2023 reflect the period over which it is expected value will be delivered to our shareholders.
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
When determining the vesting of each tranche of the
co-investment
award, in addition to assessing the specific underpins, the Committee undertakes a thorough and robust review process which considers a holistic view of the wider stakeholder experience, including that of shareholders, employees, customers, and suppliers. Full details of this assessment will be disclosed in the annual Remuneration Report for the relevant financial year.
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
Service agreements
In accordance with long established policy, all Executive Directors have service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues indefinitely. There are no special provisions for notice or non-share-based
compensation in the event of a change of control of Pearson. It is Pearson’s policy that the company may terminate the Chair’s and Executive Directors’ service agreements by giving no more than 12 months’ notice.
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
For Executive Directors, payment in lieu of notice comprises 100% of the annual salary at the date of termination and the annual cost to the company of providing pension and all other benefits. For the Chair, payment in lieu of notice comprises 100% of the annual fees at the date of termination.
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
of other companies and retain any fees payable for their services. Neither of the current Executive Directors, Andy Bird nor Sally Johnson, hold any notable external commitments.
Chair’s and
Non-Executive
Directors’ remuneration
The Chair is paid a single fee for all of their responsibilities. The Chair’s fee is set at a level that is competitive with those of Chairs in similar positions in comparable companies.

The
Non-Executive
Directors are paid a basic fee. The Chair and members of the main Board Committees and the Senior Independent Director are paid an additional fee to reflect their extra responsibilities. A Deputy Chair fee, which is a single fee for all their responsibilities, will be introduced from the 2022 AGM.
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
The basic total fees payable to the
Non-Executive
Directors (excluding the Chair) are subject to the limit set out in the Articles of Association of the company (currently £1,000,000) and as increased by ordinary resolution from time to time.

With effect from April 2022
Non-Executive Director	£70,000
Chairmanship of Audit Committee	£27,500
Chairmanship of Remuneration Committee	£22,000
Chairmanship of Nomination and Governance Committee	£15,000
Chairmanship of Reputation and Responsibility Committee	£15,000
Membership of Audit Committee	£15,000
Membership of Remuneration Committee	£10,000
Membership of Nomination and Governance Committee	£8,000
Membership of Reputation and Responsibility Committee	£8,000
Senior Independent Director (until 2022 AGM)	£22,000
Deputy Chair (from 2022 AGM)	£175,000

Notes
(1)	The fee paid to the Chair remains unchanged for 2022 at £500,000.
(2)	The fees paid to Non-Executive Directors are unchanged for 2022.
(3)	Non-Executive Directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Remuneration of board of directors
The remuneration received by the Chair,
Non-Executive
Directors and Executive Directors in respect of the financial year ending December 31, 2021 was as follows:

	Base Salary/ Fees	Allowances & Benefits(1)	Annual Incentives	Long-term Incentives	Co-investment plan	Retirement Benefits	Total
	£000	£000	£000	£000	£000	£000	£000
Chair
Sidney Taurel	500	—	—	—	—	—	500
Non-Executive Directors
Elizabeth Corley	111	—	—	—	—	—	111
Sherry Coutu	92	—	—	—	—	—	92
Vivienne Cox	43	—	—	—	—	—	43
Linda Lorimer	100	—	—	—	—	—	100
Michael Lynton	31	—	—	—	—	—	31
Graeme Pitkethly	93	—	—	—	—	—	93
Tim Score	130	—	—	—	—	—	130
Lincoln Wallen	93	—	—	—	—	—	93
Annette Thomas	21	—	—	—	—	—	21
Executive Directors
Andy Bird	910	271	1,145	—	2,696	145	5,167
Sally Johnson	521	16	560	—	—	58	1,155

Board of Directors	2,645	287	1,705	—	2,696	203	7,536

Notes:
(1)
Travel benefits include car allowance and reimbursements of a taxable nature resulting from business travel and engagements. Health benefits comprise healthcare, health assessment and dental care. Risk-related benefits comprise of life and other insurance policies. Accommodation benefits for Andy Bird relate to a contribution towards the rental costs of an apartment in New York to be used for business purposes, the cost of which has been capped at $240,000 per year ($20,000 per month) prior to any taxes which may be due. In addition to the allowances and benefits set out, Executive Directors may also participate in company benefit or policy arrangements that have no taxable value and/ or are available to all other employees in the same location. Sally Johnson’s life cover is arranged under The Pearson Pension Plan’s UK group-wide policy.

(2)	Remuneration for Andy Bird has been converted using a USD: GBP exchange rate of 1.3753 (average exchange rate for 2021).
(3)	Elizabeth Corley stepped down from the Board on 31 December 2021.
(4)	Vivienne Cox stepped down from the Board on 30 April 2021.
(5)	Michael Lynton stepped down from the Board on 30 April 2021.
(6)	Annette Thomas joined the Board on 1 October 2021.
Share options for senior management
Sally Johnson holds 2,658 options under the Pearson Save For Shares scheme, a savings-related share acquisition program open to all employees. These are not subject to future performance conditions.
Share ownership of senior management
The table below shows the number of ordinary shares and conditional shares held by Directors and their connected persons as at December 31 2021. Additional information with respect to share options held by, and bonus awards for, these persons is set out above in “Remuneration of Senior Management” and “Share Options

of Senior Management”. The total number of ordinary shares held by senior management as of December 31, 2021 was 1,010,088.

As at 31 December 2021	Ordinary Shares (1)	Conditional Shares
Chair
Sidney Taurel	234,894	—
Executive Directors
Andy Bird	586,437	1,541,177
Sally Johnson	20,265	384,655
Non-Executive Directors
Elizabeth Corley	39,206	—
Sherry Coutu	6,566	—
Vivienne Cox	9,220	—
Linda Lorimer	15,435	—
Michael Lynton	20,820	—
Graeme Pitkethly	9,162	—
Tim Score	54,593	—
Lincoln Wallen	13,490	—
Annette Thomas	—	—

Notes:
(1)	Share interests are shown as at 31 December 2021. For Directors who stepped down from the Board during the year, share interests are shown as at the date of their stepping down.
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
(4)
The register of Directors’ interests contains full details of Directors’ shareholdings and options to subscribe for shares. The market price on December 31, 2021 was 613.20 p per share and the range during the year was 571.80 p to 869.40 p.

(5)
Andy Bird‘s first tranche of the
Co-investment
plan, 412,933 shares (including 9,980 dividend equivalent shares), vested on 25 February 2022, taking his conditional shares to 1,345,808 (after the sales of shares to cover any tax liability). The vested co-investment
shares are subject to a holding period until 31 December 2023 and are subject to continued employment. There have been no other changes in the interests of any Director between 31 December 2021 and 30 March 2022, being the latest practicable date prior to the publication of this report.

The total remuneration of the Executive Committee is set out in the table below:

All figures in £ millions	2021
Short-term employee benefits	6
Retirement benefits	1
Share-based payment costs	8

Total	15

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
Board practices
As at February 28, 2022, the Group’s Board comprises the Chair, two Executive Directors and seven
Non-Executive
Directors. Omid Kordestani has joined the Board from March 1, 2022, and will succeed Sidney Taurel as
Non-Executive
Chair upon conclusion of the company’s AGM in April 2022. The articles of association provide that all the Directors at the date of the notice convening the annual general meeting shall retire from office. A retiring Director shall, if willing to act, be eligible for re-appointment.
If they are not
re-appointed,
they shall retain office until the meeting appoints someone in their place, or if it does not do so, until the end of the meeting or, if the meeting is adjourned, the end of the adjourned meeting. The articles of association also provide that every Director be subject to re-appointment
by shareholders at the next annual general meeting following their appointment.
All of the Directors, save Sidney Taurel, will offer themselves for re-election
at the forthcoming annual general meeting on April 29, 2022.
Pearson is listed on the New York Stock Exchange (“NYSE”). As a listed non-US
issuer, the Group is not required to comply with some of the NYSE’s corporate governance rules, but must disclose on its website any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Group believes that it is in compliance in all material respects with all the NYSE rules except that the Remuneration Committee and the Nomination & Governance Committee are not composed entirely of independent Directors as the Chair, who is not considered independent under NYSE rules, is a member of each Committee in addition to independent Directors.
The Board of Directors has established the following formal Committees, all of which report to the Board. Each Committee has its own written terms of reference setting out its authority and duties. These can be found on the Governance section of our website (
pearsonplc.com
).
Details of each of the Committees is set out below. Committee members are as at February 28, 2022.
Audit Committee
This Committee appraises the Group’s financial management and reporting and assesses the integrity of its accounting procedures and financial control. In addition, the Committee has oversight of risk management systems, including data privacy and cyber security matters, and the internal control environment. Tim Score chairs this Committee and its other members are Linda Lorimer, Graeme Pitkethly and Lincoln Wallen. Each member is “financially literate” for the purposes of the NYSE listing standards. In addition, the Board of

Directors have determined that Tim Score is an audit committee financial expert within the meaning of the applicable rules and regulations of the SEC. The Group’s internal and external auditors have direct access to the Committee to raise any matter of concern and to report the results of work directed by the Committee.
Remuneration Committee
This Committee meets regularly to determine the remuneration and benefits of the executive Directors and oversees remuneration arrangements for the Pearson Executive. The Committee also recommends the Chair’s remuneration to the Board of Directors for its decision. Sherry Coutu chairs this Committee and its other members are Tim Score and Sidney Taurel.
Nomination & Governance Committee
This Committee reviews corporate governance matters including UK Corporate Governance Code compliance and Board evaluation, considers the appointment of new Directors, Board experience and diversity, and reviews Board induction and succession plans. The Committee is Chaired by Sidney Taurel and its other members are Sherry Coutu, Tim Score and Annette Thomas.
Reputation & Responsibility Committee
This Committee considers the Group’s impact on our various stakeholders, including society and the communities in which the Group operates, ensuring strategies are in place to manage and improve the Group’s reputation, whilst considering ESG matters. Linda Lorimer chairs this Committee and its other members are Andy Bird, Graeme Pitkethly, Annette Thomas and Lincoln Wallen.
Employees
The average number of persons employed by the Group in continuing operations during each of the three fiscal years ended 2021 were as follows:

•	20,744 in fiscal 2021, and

•	21,191 in fiscal 2020, and

•	22,243 in fiscal 2019.
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
The table set forth below shows for 2021, 2020 and 2019 the average number of persons employed in each of the Group’s geographical areas.

Average number employed	2021	2020	2019
UK	3,395	3,304	3,309
Other European Countries	878	886	927
US	11,757	11,432	12,286
Canada	593	648	694
Asia Pacific	2,738	2,812	2,800
Other Countries	1,383	2,109	2,227

Continuing operations	20,744	21,191	22,243

2020 and 2019 employee numbers have been restated to be on a comparable basis to the current year. The average number employed in discontinued operations was nil in 2021, nil in 2020, and nil in 2019.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
As at February 28, 2022, the company had been notified under the Financial Conduct Authority’s Disclosure and Transparency Rules of the following significant voting rights in its shares:

Name of Shareholder	Number of ordinary shares held	% of outstanding ordinary shares represented by number of shares held*
Cevian Capital II GP Limited Inc	77,163,275	10.19%
Schroders plc	75,127,663	9.98%
Silchester International Investors LLP	75,051,050	9.97%
Blackrock, Inc	52,766,197	7.00%
Ameriprise Financial Inc and its group	41,236,375	5.02%
Libyan Investment Authority**	24,431,000	3.01%

*	% of Issued share capital on date notified
**
Based on notification to the company dated 7 June 2010. We have been notified of no change to this holding since that date. Assets belonging to, or owned, held or controlled on 16 September 2011 by the Libyan Investment Authority and located outside Libya on that date, are frozen in accordance with The Libya (Sanctions) (EU Exit) Regulations 2020.

On February 28, 2022, 2,575 record holders with registered addresses in the United States held 29,748,341 ADRs, which represented 3.93% of the Group’s outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of shares beneficially owned in the United States.
Loans and equity advanced to joint ventures and associates during the year and as at December 31, 2021 are shown in note 12 in “Item 18. Financial Statements.” Related party transactions in 2021 are set out in note 36 in “Item 18. Financial Statements.

ITEM 8.	FINANCIAL INFORMATION
The financial statements filed as part of this Annual Report are included on pages F1 through F90 hereof.
Other than those events described in note 37 in “Item 18. Financial Statements” of this Form
20-F
and seasonal fluctuations in borrowings, there has been no significant change to the Group’s financial condition or results of operations since December 31, 2021. The Group’s borrowings fluctuate by season due to the effect of the school year on the working capital requirements of the educational book business. Assuming no acquisitions or disposals, the maximum level of net debt normally occurs in the third quarter, and the minimum level of net debt normally occurs in December.
The Group’s policy with respect to dividend distributions is described in response to “Item 4. Information on the Company” above.
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
Articles of association
The Group summarizes below the material provisions of its articles of association, as amended (the
Articles of Association
), which have been filed as an exhibit to its annual report on Form
20-F
for the year ended December 31, 2021. The summary below is qualified entirely by reference to the Articles of Association. The Group has multiple business objectives and purposes and is authorized to do such things as the Board may consider fit to further its interests or incidental or conducive to the attainment of its objectives and purposes.
Directors’ powers
The Group’s business shall be managed by the Board of Directors and the Board may exercise all such of its powers as are not required by law or by the Articles of Association or by any directions given by the company by special resolution, to be exercised in a general meeting.
Interested Directors
For the purposes of section 175 of the UK Companies Act 2006 (the
Act
)
1
, the Board may authorize any matter proposed to it which would, if not so authorized, involve a breach of duty by a Director under that section, including, without limitation, any matter which relates to a situation in which a Director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the company. Any such authorization will be effective only if:

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
Provided that he or she has disclosed to the Board the nature and extent of his or her interest (or else that the Director is not aware of the interest or not aware of the transaction or arrangement in question, or else that the interest cannot be reasonably regarded to give rise to a conflict of interest), a Director notwithstanding his or her office:

(a)	may be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the company is otherwise (directly or indirectly) interested;

(b)
may act by himself or herself or his or her firm in a professional capacity for the company (otherwise than as auditor) and he or she or his or her firm shall be entitled to remuneration for professional services as if he or she were not a Director;

(c)
may be a Director or other officer of, or employed by, or a party to a transaction or arrangement with, or otherwise interested in, any body corporate in which the company is otherwise (directly or indirectly) interested.

A Director shall not, by reason of his or her office, be accountable to the company for any remuneration or other benefit which he or she derives from any office or employment or from any transaction or arrangement or from any interest in any body corporate:

(a)	the acceptance, entry into or existence of which has been approved by the Board (subject, in any such case, to any limits or conditions to which such approval was subject); or

(b)	which he or she is permitted to hold or enter into by virtue of paragraph (a), (b) or (c) above;
nor shall the receipt of any such remuneration or other benefit constitute a breach of his or her duty under section 176 of the Act.
A Director shall be under no duty to the company with respect to any information which he or she obtains or has obtained otherwise than as a Director of the company and in respect of which he or she owes a duty of confidentiality to another person. However, to the extent that his or her relationship with that other person gives rise to a conflict of interest or possible conflict of interest, the preceding sentence only applies if the existence of such relationship has been approved by the Board. In such circumstances, the Director shall not be in breach of the general duties he or she owes to the company by virtue of sections 171 to 177 of the Act because he or she fails:

(a)	to disclose any such information to the Board or to any Director or other officer or employee of the company; and/or

(b)	to use or apply any such information in performing his or her duties as a Director of the company.
Where the existence of a Director’s relationship with another person has been approved by the Board and his or her relationship with that person gives rise to a conflict of interest or possible conflict of interest, the Director shall not be in breach of the general duties he or she owes to the company by virtue of sections 171 to 177 of the Act because he or she:

(a)
absents himself or herself from meetings of the Board at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

(b)
makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the company and/or for such documents and information to be received and read by a professional adviser, for so long as he or she reasonably believes such conflict of interest or possible conflict of interest subsists.

Except as stated below, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he or she has an interest which is, to his or her knowledge, a material interest, otherwise than by virtue of his or her interests in shares or debentures or other securities of or otherwise in or through the company. A Director shall not be counted in the quorum at a meeting of the Board in relation to any resolution on which he or she is debarred from voting.
Notwithstanding the foregoing, a Director will be entitled to vote, and be counted in the quorum, on any resolution concerning any of the following matters:

•
the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or her or by any other person at the request of or for the benefit of the company or any of its subsidiaries;

•
the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the company or any of its subsidiaries for which he himself or she herself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

•
any proposal relating to the company or any of its subsidiary undertakings where it is offering securities in which offer a Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting
of which a Director is to participate;

•
any proposal relating to another company in which he or she and any persons connected with him or her do not to his or her knowledge hold an interest in shares (as that term is used in sections 820 to 825 of the Act) representing one per cent or more of either any class of the equity share capital, or the voting rights, in such company;

•
any proposal relating to an arrangement for the benefit of the employees of the company or any of its subsidiary undertakings which does not award him or her any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

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
Retirement and
re-appointment
of directors
At every annual general meeting, all the Directors at the date of the notice convening the annual general meeting shall retire from office. A retiring Director shall, if willing to act, be eligible for re-appointment.
If he or she is not
re-appointed,
he or she shall retain office until the meeting appoints someone in his or her place, or if it does not do so, until of the end of the meeting, or until the end of the adjourned meeting if the meeting is adjourned.
Where a Director has been reappointed after notice of the annual general meeting has been given, that Director shall retire at the next annual general meeting of which notice is first given after his or her appointment as Director.
If there is an insufficient number of appointed or
re-appointed
Directors at any of the company’s annual general meetings thus rendering the Board inquorate, all Directors shall be automatically re-appointed
only for the purposes of filling vacancies and convening general meetings of the company and to perform such duties as are appropriate to maintain the company as a going concern and to enable it to comply with its legal and regulatory obligations. The Directors are required to convene a further general meeting of the company as soon as reasonably practicable to allow new Directors to be appointed, and such Directors who were not appointed at the original general meeting shall subsequently retire.
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
Other provisions relating to Directors
Under the Articles of Association, Directors are paid out of the Group’s funds for their services as it may from time to time determine by ordinary resolution and, in the case of non-executive
Directors, up to an

aggregate of £1,000,000 per year or such other amounts as resolved by the shareholders at a general meeting. Any Director who is not an Executive Director and who performs special services which in the opinion of the Board are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of additional fee, salary, commission or otherwise as the Board may determine in accordance with the Group’s remuneration policy. Under the Articles of Association, Directors currently are not required to hold any share qualification. However, the remuneration policy mandates a shareholding guideline for executive Directors which they are expected to build towards over a specified period.
General meetings
Pursuant to the Act, the company must hold an annual general meeting (‘AGM’) (within six months beginning with the day following its accounting reference date) at a place and time determined by the Board. The following matters are usually considered at an annual general meeting:

•	approval of final dividends;

•	consideration of the company’s annual accounts together with associated reports of the Board of Directors and auditors;

•	appointment or reappointment of Directors;

•	appointment or reappointment of, and determination of the remuneration of, the auditors; and

•	renewal, limitation, extension, variation or grant of any authority to the Board in relation to the allotment and repurchase of securities.
The Board may call a general meeting whenever it thinks fit. If at any time there are not within the United Kingdom sufficient Directors capable of acting to form a quorum, any Director or any two members may convene a general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Board.
No business shall be dealt with at any general meeting unless a quorum is present when the meeting proceeds to business. Three members present in person or by proxy and entitled to vote shall be a quorum for all purposes. A corporation being a member shall be deemed to be personally present if represented by its duly authorized representative.
If a quorum for a meeting convened at the request of shareholders is not present within fifteen minutes of the appointed time (or if during a meeting such a quorum ceases to be present), the meeting will be dissolved. In any other case, the general meeting will be adjourned to such time and with such means of attendance and participation as the chair of the meeting may determine. If at that rescheduled meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the shareholders present in person or by proxy will be a quorum. The chair or, in his or her absence, the deputy chair or any other Director nominated by the Board, will preside as chair at every general meeting. If no Director is present at the general meeting or no Director consents to act as chair, the shareholders present shall elect one of their number to be chair of the meeting.
The Board may resolve to enable persons entitled to attend and participate in a general meeting to do so by simultaneous attendance and participation by means of electronic facility or facilities and determine the means, or all different means, of attendance and participation used in relation to a general meeting. The members present in person or by proxy by means of electronic facility or facilities shall be counted in the quorum for, and entitled to participate in the general meeting in question. That meeting shall be duly constituted and its proceedings valid if the chair of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that members attending the meeting by all means (including by means of electronic facility or facilities) are able to:

(a)	participate in the business for which the meeting has been convened;

(b)	hear all persons who speak at the meeting; and

(c)	be heard by all persons present at the meeting.
A member seeking to be present in person or by proxy at a general meeting by means of electronic facility or facilities is responsible for ensuring they have access to and can use the facility or facilities. The meeting shall be duly constituted and its proceedings valid notwithstanding the inability of the member to gain access to use the facility or facilities, or the loss of access to or use of the facility or facilities during the meeting.
Share Certificates
Every person whose name is entered as a member in the company’s Register of Members shall be entitled to one certificate in respect of each class of shares held (the law regarding this does not apply to stock exchange nominees). Subject to the terms of issue of the shares, certificates are issued following allotment or receipt of the relevant transfer by the Group’s registrar, Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Share capital
Any share may be issued with such preferred, deferred or other special rights or other restrictions as may be determined by way of a shareholders’ vote in general meeting. Subject to the Act, any shares may be issued which are to be redeemed or are liable to be redeemed at the option of the company or the shareholders.
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
The Group may, from time to time by ordinary resolution subject to the Act:

•	consolidate and divide all or any of its share capital into shares of a larger nominal amount than its existing shares; or

•	sub-divide all of or any of its existing shares into shares of smaller nominal amounts.
The Group may, from time to time, increase its share capital by allotting new shares in accordance with the prescribed threshold authorized by shareholders at the last annual general meeting and subject to the consents and procedures required by the Act. The Group may also, by special resolution, reduce its share capital.
On 24 February 2022, the Board approved a £350m share buyback programme in order to return capital to shareholders.
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

Dividends
Holders of ordinary shares are entitled to receive dividends out of Group profits that are available by law for distribution, as the Group may declare by ordinary resolution, subject to the terms of issue thereof. However, no dividends may be declared in excess of an amount recommended by the Board of Directors. The Board may pay interim dividends on the shares of any class as it deems fit. It may invest or otherwise use all dividends left unclaimed for six months after having been declared for its benefit, until claimed. All dividends unclaimed for a period of eight years after having been declared will be forfeited and revert to the Group.
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
Dividends may be paid by such method or combination of methods as the Board, in its absolute discretion, may decide. Different methods of payment may apply to different holders or groups of holders.
Liquidation rights
In the event of the Group’s liquidation, after payment of all liabilities, its remaining assets would be used to repay the holders of ordinary shares the amount they paid for their ordinary shares. Any balance would be divided among the holders of ordinary shares in proportion to the nominal amount of the ordinary shares held by them.
Other provisions of the Articles of Association
Whenever the Group’s capital is divided into different classes of shares, the special rights attached to any class may, unless otherwise provided by the terms of the issue of the shares of that class, be varied or abrogated, either with the written consent of the holders of three-fourths of the issued shares of the class (excluding any issued as treasury shares) or with the sanction of a special resolution passed at a separate meeting of these holders. In the event that a shareholder or other person appearing to the Board of Directors to be interested in ordinary shares fails to comply with a notice requiring him or her to provide information with respect to their interest in voting shares pursuant to section 793 of the Act, the Board may serve that shareholder with a notice of default. After service of a default notice, that shareholder shall not be entitled to attend or vote at any general meeting or at a separate meeting of holders of a class of shares or on a poll until he or she has complied in full with the Group’s information request.

If the shares described in the default notice represent at least one-fourth
of 1% in nominal value of the issued ordinary shares, then the default notice may additionally direct that in respect of those shares:

•	the Group will not pay dividends (or issue shares in lieu of dividends); and

•
the Group will not register transfers of shares unless (i) the shareholder is not himself in default as regards supplying the information requested and the transfer, when presented for registration, is accompanied by a certificate from the shareholder in such form as the Board of Directors may require to the effect that after due and careful inquiry, the shareholder is satisfied that no person in default is interested in any of the ordinary shares which are being transferred; (ii) the transfer is an approved transfer, as defined in the Articles of Association; or (iii) the registration of the transfer is required by the Uncertificated Securities Regulations 2001.

No provision of the Articles of Association expressly governs the ordinary share ownership threshold above which shareholder ownership must be disclosed. Under the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, any person who acquires, either alone or, in specified circumstances, with others an interest in the company’s voting share capital equal to or in excess of 3% comes under an obligation to disclose prescribed particulars to the company in respect of those ordinary shares. A disclosure obligation also arises where a person’s notifiable interests fall below 3%, or where, at or above 3%, the percentage of the company’s voting share capital in which a person has a notifiable interest reaches, exceeds or falls below 3%, 4%, 5%, 6%, 7%, 8%, 9%, 10%, and each 1% threshold thereafter up to 100%.
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
Because US and UK tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the US federal, state and local, UK and other, including foreign, tax consequences of investing in the ordinary shares or ADSs. Except where otherwise indicated, the statements of US and UK tax law set out below are based on the laws, interpretations and tax authority practice in force or applicable as of February 28, 2022 and are subject to any changes occurring after that date, possibly with retroactive effect.
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
Documents on display
Copies of the Group’s Memorandum and Articles of Association are filed as exhibits to this Annual Report. We also file reports and other information with the SEC. These materials, including this Annual Report and the accompanying exhibits are available on the Investors page of the company’s website (pearsonplc.com). In addition, shareholders may visit the Governance section of our website or request a copy of certain documents referred to in this Annual Report by writing to us at the following address: Pearson plc, c/o the Company Secretary, 80 Strand, London WC2R 0RL.

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
Capital risk
The Group’s objectives when managing capital are:

•	To maintain a strong balance sheet and a solid investment grade credit rating;

•	To continue to invest in the business organically and through acquisitions; and

•	To have a sustainable and progressive dividend policy.
In September 2021, Standard & Poor’s Financial Services LLC withdrew its ratings at the request of the Group. Fitch Ratings Limited assigned a first-time Long-Term Issuer Default Rating (“IDR”) of
‘BBB-’
(stable outlook) to the Group. The Group’s bonds are rated Baa3 (stable outlook) and
BBB-
(stable outlook) by Moody’s Investors Service and Fitch Ratings Limited respectively.

Interest and foreign exchange rate management
The Group’s principal currency exposure is to the US dollar (USD) which represents 64% of the Group’s sales. A portion of the Group’s debt is held in US dollars to provide a natural hedge of this exposure.
Pearson achieves this mix in one of three ways:

•	Issuing fixed rate debt in USD;

•
Issuing fixed debt in euro and swapping it to British Pounds Sterling (GBP) either at fixed or floating rates and swapping an element to USD either using cross currency swaps or foreign exchange swaps;

•	Borrowing in USD at floating rates on the Group’s bank facility.
At December 31, 2021, the Group had swap contracts and fixed rate bonds to fix the interest rate on $1,090m compared to $1,554m in 2020 of total fixed debt, excluding leases.
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
At December 31, 2021, the Group had cash of £0.9 billion and Pearson’s $1.19bn (£0.9m) US dollar denominated revolving credit facility due 2025 was undrawn.
At December 31, 2020, the Group had cash of £1.1 billion and Pearson’s $1.19bn (£0.9m) US dollar denominated revolving credit facility due 2024 was undrawn.
The $1.19 billion facility contains interest cover and leverage covenants which the Group has complied with for both the years ended December 31, 2020 and December 31, 2021.
In February 2022, the Group renegotiated its revolving credit facility, extending the maturity of $1bn of the facility by one year to 2026.
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
Fees incurred in past annual period and fees to be paid in the future
The Depositary reimburses the company for certain expenses it incurs in relation to the ADS program. The Depositary also pays the standard out-of-pocket
maintenance costs for the registered ADSs, which consist of the expenses for the mailing and printing of proxy materials, distributing dividend checks, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It also reimburses the company for certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the company, but the amount of reimbursement is not necessarily tied to the amount of fees the Depositary collects from investors. The company is expecting to receive $50,000 as reimbursement from the depositary with respect to 2021.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure controls and procedures
An evaluation of the effectiveness the Group’s disclosure controls and procedures as of December 31, 2021 was carried out by management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and
15d-15(e)
under the Securities Exchange Act of 1934, as amended) were effective as at December 31, 2021 at a reasonable assurance level. A controls system, no matter how well designed and operated, cannot provide absolute assurance to achieve its objectives.
Management’s annual report on internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2021 based on the framework in
Internal Control — Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021 based on criteria in
Internal Control — Integrated Framework
(2013) issued by the COSO.
PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, as stated in their report which appears on page
F-2.
Change in internal control over financial reporting
During the period covered by this Annual Report on Form
20-F,
the Group went though an organizational restructure, and in some cases, this impacted the control environment. Other than this, there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
The members of the Board of Directors of Pearson plc have determined that Tim Score is an audit committee financial expert within the meaning of the applicable rules and regulations of the SEC.

ITEM 16B.	CODE OF ETHICS
Pearson has adopted a code of ethics (the Pearson code of conduct) which applies to all employees including the chief executive officer and chief financial officer and other senior financial management. This code of ethics is available on the Group’s website
(www.pearson.com/corporate/code-of-conduct.html)
. The information on this website is not incorporated by reference into this report.

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
The audit committee approves all audit and
non-audit
services provided by PwC. Where appropriate, services will be tendered prior to awarding this work to the auditor.
The following table sets forth remuneration paid to PwC for 2021 and 2020:

Auditors’ Remuneration	2021	2020
	£m	£m
Audit fees	7	7
Tax fees	—	—
Audit-related fees	—	—
All other fees	—	—
Audit fees include £35,500 (2020: £35,000) of audit fees relating to the audit of the parent company.
Fees for the audit of the effectiveness of the Group’s internal control over financial reporting are allocated to audit fees paid.
Included in audit related fees is audit related work in relation to disposal transactions and other assurance work related to the audit of the Group’s efficacy program.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Period	Total number of shares purchased	Average price paid per share	Total number of units purchased as part of publicly announced plans or programs	Approximate maximum value of shares that may yet be purchased under the plans or programs
February 1, 2019 – February 28, 2019	1,500,000	£8.97	n/a	n/a
March 1, 2019 – March 31, 2019	3,000,000	£8.74	n/a	n/a
October 1, 2019 – October 31, 2019	1,600,000	£7.39	n/a	n/a
January 1, 2020 – January 31, 2020	6,680,158	£5.80	6,680,158	£310m
February 1, 2020 – February 29, 2020	9,958,033	£5.72	9,958,033	£253m
March 1, 2020 – March 31, 2020	13,239,085	£5.28	13,239,085	n/a
July 1, 2020 – July 31, 2020	1,105,402	£5.30	n/a	n/a
March 1, 2021 – March 31, 2021	795,784	£8.17	n/a	n/a
September 1, 2021 – September 30, 2021	1,355,110	£7.38	n/a	n/a

All purchases were made in open-market transactions.
Purchases of shares in 2020 and 2021 were made to satisfy obligations under Pearson employee share award programs. None of the foregoing share purchases was made as part of a publicly announced plan or program.
On 24 February 2022, the Board approved a £350m share buyback programme in order to return capital to shareholders. The programme is expected to commence in 2022. The shares bought back will be cancelled and the nominal value of the shares will be transferred to the capital redemption reserve. In 2020, approximately 30m shares were bought back and cancelled at a cost of £176m. The nominal value of these shares, £7m was transferred to the capital redemption reserve.

ITEM 16F.	CHANGE IN REGISTRANT ’ S CERTIFYING ACCOUNTANT
The Board of Directors is responsible for proposing the external auditor for election by the shareholders, on recommendation from the Audit Committee of the Board of Directors. Under applicable auditor rotation rules, Pearson must change auditors from its current auditor, PricewaterhouseCoopers LLP (PwC), no later than for the financial year 2024. In March 2021, Pearson initiated a tendering process, overseen by the Audit Committee, for appointment of Pearson plc’s auditor for the financial year 2022. PwC was not invited to tender given their tenure. Following a detailed review of the performance of each firm during the tender process, the Steering Committee, led by members of the Audit Committee, recommended Ernst & Young LLP (EY) as the preferred candidate. In accordance with statutory requirements, a report on the tender selection procedure and conclusions was prepared and validated by the Audit Committee. On June 9, 2021, the Audit Committee and subsequently the Board approved the recommendation to appoint EY and to dismiss PwC at the 2022 AGM following completion by PwC of its procedures on the financial statements of Pearson plc as of and for the year ended December 31, 2021 and the filing of the related Form
20-F.
On June 9, 2021, the Company announced the Board’s intention to propose to shareholders at the 2022 AGM that EY be appointed as the Company’s statutory auditor for the financial year ending 31 December 2022.
The reports of PwC on the financial statements for the fiscal years ended December 31, 2021 and 2020 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.
During the fiscal years ended December 31, 2020 and 2019 and the subsequent period through to 30 March 2022 there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their reports on the financial statements for such years.
Pearson has requested that PwC furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of PwC’s letter dated 30 March 2022, is filed as Exhibit 15.2 to this Form
20-F.

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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
Not applicable.

ITEM 18.	FINANCIAL STATEMENTS
The financial statements filed as part of this Annual Report are included on pages F1 through F90 hereof.
ITEM 19. EXHIBITS

1.1	Articles of Association of Pearson plc.

2.1	Indenture dated May 8, 2012 between Pearson Funding Four plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent j

2.2	Indenture dated May 8, 2013 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent. q

2.3	Trust Deed dated May 6, 2015 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee. l

2.4	Indenture dated September 5, 2019 between Pearson Funding Four plc, as the Company, Pearson plc, Guarantor and The Bank of New York Mellon, as trustee, Paying Agent and Calculation Agent.ß

2.5	Trust Deed dated June 4, 2020 between Pearson Funding plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee.h

3.1	Description of securities of Pearson plc.

8.1	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15.1	Consent of PricewaterhouseCoopers LLP.

15.2	Letter from PricewaterhouseCoopers LLP to SEC.

101	Inline Interactive Data File

101.INS	Inline XBRL Instance Document — The instance document does not appear in the Interactive Date File because its XBRL tags are embedded within the inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the inline XBRL document).

j	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2012 and filed March 22, 2013
q	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2013 and filed March 27, 2014.

80

∞	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2014 and filed March 26, 2015.
l	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2015 and filed March 23, 2016.
ß	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2019 and filed April 1, 2020.
h	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2020 and filed April 1, 2021.

81

FINANCIAL STATEMENTS: CONTENTS

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Pearson plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Pearson plc and its subsidiaries (the “Group”) as of 31 December 2021 and 2020 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2021, based on criteria established in
Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2021 and 2020 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021 in accordance with (i) International Financial Reporting Standards as issued by the International Accounting Standards Board and
(ii) UK-adopted
International Accounting Standards. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021 based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in note 1a to the consolidated financial statements, the Group changed the manner in which it accounted for leases in 2019 due to the adoption of IFRS 16.
Basis for Opinions
The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Carrying value of goodwill
As described in note 11 to the consolidated financial statements, the Group’s goodwill balance was £2,145 million as of 31 December 2021. Goodwill has been allocated to cash generating units (CGUs) or to an aggregation of CGUs where goodwill could not be reasonably allocated to individual CGUs. CGUs have been revised in 2021 as a result of organisational changes following the announcement of the Group’s new strategy in March 2021 which has triggered a change in the level at which certain businesses are reported and monitored. The newly created CGUs (and aggregated CGU) reflect the level at which goodwill is monitored by management. As a result, goodwill has been reallocated to the new CGUs (or aggregated CGUs). The majority of the goodwill balances have been directly mapped from one previous CGU (or aggregated CGU) to one newly created CGU (or aggregated CGU). Where it was not possible to directly map goodwill, it has been reallocated using a relative value method. Goodwill is tested at least annually for impairment. The recoverable amount of each CGU (or aggregated CGU) is based on the higher of value in use and fair value less costs of disposal. Management’s impairment assessment is based on the value in use of each CGU (or aggregated CGU). For the purpose of estimating value in use, management has used an income approach based on present value techniques. These calculations require the exercise of management judgment in respect of the use of estimates for discount rates, perpetuity growth rates, forecast sales growth rates and operating profit forecasts.
The principal considerations for our determination that performing procedures relating to the carrying value of goodwill is a critical audit matter are the judgments and estimates made by management in identifying the revised CGUs (or aggregated CGUs), in reallocating goodwill to the CGUs (or aggregated CGUs) and in determining the recoverable amount of the CGUs (or aggregated CGUs). This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s CGU (or aggregated CGU) assessment and goodwill reallocation, the present value techniques used to calculate the value in use and the significant assumptions related to discount rates, perpetuity growth rates, forecast sales growth rates and operating profit forecasts. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of the carrying value of goodwill. These procedures also included, among others:

—
testing management’s CGU reassessment and the related reallocation of goodwill, including evaluating the relative value methodology applied by management to reallocate goodwill, testing the mathematical accuracy of the allocation exercise and assessing whether goodwill is monitored or measured at a level lower than management’s revised CGUs (or aggregated CGUs);

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

—	evaluating management’s related judgments and estimates, including forecast sales growth rates and operating profit projections;

—	comparing management’s forecasts and key assumptions to industry projections and to comparable companies where this information was available for specific CGUs (or aggregated CGUs);

—	using professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the perpetuity growth rate and discount rate for each CGU (or aggregated CGU); and

—
comparing management’s value in use valuations (i) for businesses under strategic review with initial third party bids received after year-end
less estimated disposal costs and (ii) for the remaining CGUs with valuations implied by trading and transaction multiples of the Group’s competitors where this information was available.

Carrying value of
right-of-use
assets related to land and buildings
As described in note 10 to the consolidated financial statements, the Group’s right-of-use
asset balance related to land and buildings was £196 million as of 31 December 2021. As part of a major restructuring programme, the Group simplified its property portfolio in 2021, reducing the overall office space required. The Group recognised an impairment of £119 million against its land and buildings classified as right-of-use assets. The recoverability of certain of the Group’s right-of-use
assets is now based on the Group’s ability to sublease vacant space. This involves the use of assumptions related to future subleases including the achievable rent, lease start dates, lease incentives such as rent free periods and the discount rates applied.
The principal considerations for our determination that performing procedures relating to carrying value of right-of-use
assets related to land and buildings is a critical audit matter are the judgments and estimates made by management in determining the recoverable amount of each property. This in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating audit evidence and in determining the reasonableness of the estimates and assumptions related to future subleases. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of the carrying value of right-of-use
assets related to land and buildings. These procedures also included, among others:

—	assessing management’s right-of-use impairment assessment for the separable lease components of properties which have been or will be vacated;

—	testing the mathematical accuracy of management’s right-of-use asset impairment assessment;

—	comparing the carrying amounts of the net assets subject to impairment assessment to the underlying accounting records;

—	evaluating management’s related judgments and estimates, including the amount of achievable rent, lease start dates and lease incentives such as rent free periods;

—	using professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the assumptions used by management, including the discount rates applied; and

—	evaluating management’s impairment trigger assessment for the Group’s remaining property portfolio not subject to impairment in 2021.
Assessment & Qualifications assessments revenue recognition for US Student Assessment
As described in note 3 of the consolidated financial statements, £973 million of the Group’s Assessment & Qualification assessments revenue for the year ended 31 December 2021 was derived from products and services transferred over time. Revenue is recognised for these contracts over time as the customer is benefiting as performance takes place through a continuous transfer of control to the customer. As control transfers over time, revenue is recognised based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the services provided. Revenue is recognised on a percentage of cost basis, calculated using the proportion of the total costs incurred to date. From 2021, the proportion of estimated costs incurred to date is primarily based on historical cost analysis for similar groups of contracts, with regular true-ups
to contract costs throughout the contract period. Previously, the proportion of costs incurred to date was based on individual contract analysis. The change in input methodology has not resulted in a material impact on revenue recognition.
The principal considerations for our determination that performing procedures relating to Assessment & Qualifications assessments revenue recognition for US Student Assessment is a critical audit matter are the high degree of auditor judgment, subjectivity and effort in evaluating audit evidence in assessing the impact of the change in method to measure progress towards completion.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s analysis of progress towards completion. These procedures also included, among others:

—	understanding and evaluating management’s rationale for changing methodology for new contracts in 2021;

—	evaluating how similar groups of contracts have been identified;

—	testing management’s historical cost profile calculations by contract grouping;

—
testing management’s assessment of the difference between the previous approach of determining percentage of completion by individual contract analysis and the grouping of similar contracts applied to new contracts in 2021;

—	assessing the appropriateness of a contract grouping approach under IFRS 15;

—	testing costs incurred to date and management’s estimates of forecast costs and revenues by reference to historical experience and current contract status;

—	recalculating management’s percentage of cost estimates; and

—	performing look-back tests to assess management’s historical accuracy of forecasting for contract costs.
/s/PricewaterhouseCoopers LLP
London, United Kingdom
30 March 2022
We have served as the Group’s auditor since 1996.

Consolidated income statement
Year ended 31 December

All figures in £ millions	Notes	2021	2020	2019
Continuing operations

Sales	2,3	3,428	3,397	3,869
Cost of goods sold	4	(1,747)	(1,767)	(1,858)

Gross profit		1,681	1,630	2,011
Operating expenses	4	(1,562)	(1,402)	(1,806)
Other net gains and losses	4	63	178	16
Share of results of joint ventures and associates	12	1	5	54

Operating profit	2	183	411	275
Finance costs	6	(68)	(107)	(84)
Finance income	6	42	50	41

Profit before tax		157	354	232
Income tax	7	3	(44)	34

Profit for the year		160	310	266

Attributable to:
Equity holders of the company		159	310	264
Non-controlling interest		1	—	2

Earnings per share attributable to equity holders of the company during the year (expressed in pence per share)
– basic	8	21.1p	41.0p	34.0p
– diluted	8	20.9p	41.0p	34.0p

F-
7

Consolidated statement of comprehensive income
Year ended 31 December

All figures in £ millions	Notes	2021	2020	2019
Profit for the year		160	310	266
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group		(6)	(109)	(113)
Net exchange differences on translation of foreign operations – associates		—	—	(2)
Currency translation adjustment disposed		4	(70)	4
Attributable tax	7	10	(13)	5
Items that are not reclassified to the income statement
Fair value gain on other financial assets		24	14	20
Attributable tax	7	(3)	(6)	(4)
Remeasurement of retirement benefit obligations – Group	25	149	(23)	(145)
Remeasurement of retirement benefit obligations – associates		—	—	(4)
Attributable tax	7	(61)	2	22

Other comprehensive income/(expense) for the year	29	117	(205)	(217)

Total comprehensive income for the year		277	105	49

Attributable to:
Equity holders of the company		276	105	47
Non-controlling interest		1	—	2

F-
8

Consolidated balance sheet
As at 31 December

All figures in £ millions	Notes	2021	2020
Assets
Non-current assets
Property, plant and equipment	10	366	515
Intangible assets	11	2,769	2,742
Investments in joint ventures and associates	12	24	6
Deferred income tax assets	13	57	32
Financial assets – derivative financial instruments	16	30	45
Retirement benefit assets	25	537	410
Other financial assets	15	113	138
Income tax assets		97	—
Trade and other receivables	22	129	223

		4,122	4,111

Current assets
Intangible assets – product development	20	894	905
Inventories	21	98	129
Trade and other receivables	22	1,257	1,118
Financial assets – derivative financial instruments	16	2	18
Income tax assets		26	—
Cash and cash equivalents (excluding overdrafts)	17	937	1,097

		3,214	3,267
Assets classified as held for sale	32	7	73

Total assets		7,343	7,451

Liabilities

Non-current liabilities
Financial liabilities – borrowings	18	(1,245)	(1,397)
Financial liabilities – derivative financial instruments	16	(30)	(40)
Deferred income tax liabilities	13	(40)	(62)
Retirement benefit obligations	25	(66)	(85)
Provisions for other liabilities and charges	23	(7)	(8)
Other liabilities	24	(95)	(80)

		(1,483)	(1,672)

F-
9

Consolidated balance sheet continued
As at 31 December

All figures in £ millions	Notes	2021	2020
Current liabilities
Trade and other liabilities	24	(1,256)	(1,196)
Financial liabilities – borrowings	18	(155)	(254)
Financial liabilities – derivative financial instruments	16	(4)	(12)
Income tax liabilities		(125)	(84)
Provisions for other liabilities and charges	23	(40)	(25)

		(1,580)	(1,571)
Liabilities classified as held for sale	32	—	(74)

Total liabilities		(3,063)	(3,317)

Net assets		4,280	4,134

Equity
Share capital	27	189	188
Share premium	27	2,626	2,620
Treasury shares	28	(12)	(7)
Capital redemption reserve		18	18
Fair value reserve		33	53
Translation reserve		386	388
Retained earnings		1,030	865

Total equity attributable to equity holders of the company		4,270	4,125
Non-controlling interest		10	9

Total equity		4,280	4,134

These financial statements have been approved for issue by the Board of Directors on March 30, 2022 and signed on its behalf by

Sally Johnson
Chief Financial Officer
Pearson plc
Registered number: 00053723

F-
10

Consolidated statement of changes in equity
Year ended 31 December

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2021	188	2,620	(7)	18	53	388	865	4,125	9	4,134
Profit for the year	—	—	—	—	—	—	159	159	1	160
Other comprehensive income/(expense)	—	—	—	—	24	(2)	95	117	—	117
Total comprehensive income/(expense)	—	—	—	—	24	(2)	254	276	1	277
Equity-settled transactions	—	—	—	—	—	—	28	28	—	28
Issue of ordinary shares under share option schemes	1	6	(1)	—	—	—	—	6	—	6
Buyback of equity	—	—	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	(16)	—	—	—	—	(16)	—	(16)
Release of treasury shares	—	—	12	—	—	—	(12)	—	—	—
Transfer of gain on disposal of FVOCI investment	—	—	—	—	(44)	—	44	—	—	—
Dividends	—	—	—	—	—	—	(149)	(149)	—	(149)

At 31 December 2021	189	2,626	(12)	18	33	386	1,030	4,270	10	4,280

	Equity attributable to equity holders of the company
All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity
At 1 January 2020	195	2,614	(24)	11	39	567	911	4,313	10	4,323
Profit for the year	—	—	—	—	—	—	310	310	—	310
Other comprehensive income/(expense)	—	—	—	—	14	(179)	(40)	(205)	—	(205)
Total comprehensive income/(expense)	—	—	—	—	14	(179)	270	105	—	105
Equity-settled transactions	—	—	—	—	—	—	29	29	—	29
Issue of ordinary shares under share option schemes	—	6	—	—	—	—	—	6	—	6
Buyback of equity	(7)	—	—	7	—	—	(176)	(176)	—	(176)
Purchase of treasury shares	—	—	(6)	—	—	—	—	(6)	—	(6)
Release of treasury shares	—	—	23	—	—	—	(23)	—	—	—
Dividends	—	—	—	—	—	—	(146)	(146)	(1)	(147)

At 31 December 2020	188	2,620	(7)	18	53	388	865	4,125	9	4,134

F-
11

Consolidated statement of changes in equity
Year ended 31 December

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

The capital redemption reserve reflects the nominal value of shares cancelled in the Group’s share buyback programme. The fair value reserve arises on revaluation of other financial assets. The translation reserve includes exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments
.

F-
12

Consolidated cash flow statement
Year ended 31 December

All figures in £ millions	Notes	2021	2020	2019
Cash flows from operating activities
Net cash generated from operations	33	570	450	480
Interest paid		(67)	(63)	(81)
Tax (paid)/received		(177)	2	(30)

Net cash generated from operating activities		326	389	369
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	30	(55)	(6)	(45)
Acquisition of associates	12	(10)	—	—
Additional capital invested in associates		—	—	(40)
Purchase of investments		(4)	(6)	(12)
Purchase of property, plant and equipment		(64)	(53)	(55)
Purchase of intangible assets		(112)	(81)	(138)
Disposal of subsidiaries, net of cash disposed	31	83	100	(101)
Proceeds from sale of joint ventures and associates	31	—	531	—
Proceeds from sale of investments		48	—	5
Proceeds from sale of property, plant and equipment		—	—	1
Lease receivables repaid including disposals		21	41	26
Loans repaid by/(advanced to) related parties		—	48	(49)
Interest received		13	13	17
Investment income		—	—	2
Dividends from joint ventures and associates		—	4	64

Net cash (used in)/generated from investing activities		(80)	591	(325)
Cash flows from financing activities
Proceeds from issue of ordinary shares	27	6	6	7
Buyback of equity	27	—	(176)	—
Purchase of treasury shares	28	(16)	(6)	(52)
Proceeds from borrowings		—	346	230
Repayment of borrowings		(167)	(230)	(48)
Repayment of lease liabilities		(88)	(92)	(91)
Dividends paid to company’s shareholders	9	(149)	(146)	(147)
Dividends paid to non-controlling interest		—	(1)	(1)

Net cash used in financing activities		(414)	(299)	(102)
Effects of exchange rate changes on cash and cash equivalents		(8)	(2)	(33)

Net (decrease)/increase in cash and cash equivalents		(176)	679	(91)
Cash and cash equivalents at beginning of year		1,113	434	525

Cash and cash equivalents at end of year	17	937	1,113	434

F-
13

Notes to the consolidated financial statements
General information
Pearson plc (‘the company’), its subsidiaries and associates (together ‘the Group’) are international businesses covering educational courseware, assessments and services.
The company is a public limited company incorporated and domiciled in the United Kingdom. The address of its registered office is 80 Strand, London WC2R 0RL.
The company has its primary listing on the London Stock Exchange and is also listed on the New York Stock Exchange.
These consolidated financial statements were approved for issue by the Board of Directors on March 30, 2022.
1a. Accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.
Basis of preparation
These consolidated financial statements have been prepared on the going concern basis (see note 1b) and in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with
UK-adopted
International Accounting Standards and with the requirements of the Companies Act 2006. On 31 December 2020, IFRS as adopted by the European Union at that date was brought into UK law and became
UK-adopted
International Accounting Standards (IASs), with future changes being subject to endorsement by the UK Endorsement Board. The Group transitioned to
UK-adopted
IASs on 1 January 2021. This change constitutes a change in accounting framework. However, there is no impact on recognition, measurement or disclosure in the period reported as a result of the change in framework. The consolidated financial statements have also been prepared in accordance with IFRSs as issued by the International Accounting Standards Board (IASB). In respect of accounting standards applicable to the Group, there is no difference between
UK-adopted
IASs and IFRSs as issued by the IASB.
These consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.
These accounting policies have been consistently applied to all years presented, unless otherwise stated.
1. Interpretations and amendments to published standards effective 2021
– No new standards were adopted in 2021.
‘Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)’ is effective from 1 January 2021 (see note 19) and in addition, the Group has early adopted the amendment to IFRS 16
‘COVID-19
related rent concessions beyond 30 June 2021’. The amendments do not have a material impact on the consolidated financial statements.
The Group has also considered the IFRIC agenda decision on ‘Configuration and Customisation costs in a Cloud Computing Arrangement’, and concluded that it does not have a material impact on the consolidated financial statements.

F-
14

Notes to the consolidated financial statements
1a. Accounting policies continued
Basis of preparation continued

2. Standards, interpretations and amendments to published standards that are not yet effective
– The following new accounting standards and amendments to new accounting standards have been issued but are not yet effective and have not yet been endorsed:

•	IFRS 17 ‘Insurance contracts’;

•	Amendments to IFRS 3 ’Reference to the conceptual framework’;

•	Amendments to IAS 1 ‘Disclosure of accounting policies’;

•	Amendments to IAS 1 ‘Classification of liabilities as current or non-current’;

•	Amendments to IAS 8 ‘Definition of accounting estimates’;

•	Amendments to IAS 12 ‘Deferred tax related to assets and liabilities arising from a single transaction’;

•	Amendments to IAS 16 ‘Proceeds before intended use’;

•	Amendments to IAS 37 ‘Onerous contracts - costs of fulfilling a contract’; and

•	Annual improvements to IFRS 2018-2020.
The Group is currently assessing the impact of the above changes, but they are not expected to have a material impact. The Group has not adopted any other standard, amendment or interpretation that has been issued but is not yet effective.
3. Critical accounting assumptions and judgements
– The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting assumptions and estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.
All assumptions and estimates constitute management’s best judgement at the date of the financial statements, however, in the future, actual experience may deviate from these estimates and assumptions.
The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are:

•	Intangible assets: Goodwill

•	Taxation

•	Revenue: Provisions for returns

•	Employee benefits: Pensions

•	Property, plant and equipment: Right-of-use assets
The recoverability of product development assets and in particular, the assessment of the useful economic lives of the product development assets, is no longer considered to be a key area of estimation uncertainty as the impact of
COVID-19
on the business, and in particular, on future sales, has lessened and therefore it is no longer considered that there is a significant risk of a material adjustment to the carrying value of the product development assets within the next year.
The key judgements and key areas of estimation are set out below, as well as in the relevant accounting policies and in the notes to the accounts where appropriate.

F-
15

Notes to the consolidated financial statements
1a. Accounting policies continued
Basis of preparation continued

Key judgements

•	The application of tax legislation in relation to provisions for uncertain tax positions (see notes 7 and 34).

•	The allocation of goodwill to the cash-generating units and groups of cash-generating units (see note 11).

•	Whether the Group will be eligible to receive the surplus associated with the UK Group Pension Plan in recognising a pension asset (see note 25).
Key areas of estimation

•
The recoverability of goodwill balances. Key assumptions used in goodwill impairment testing are discount rates, perpetuity growth rates, forecast sales growth rates and forecast operating profits. See note 11 for further details.

•
The level of provisions required in relation to uncertain tax positions is complex and each matter is separately assessed. The estimation of future settlement amounts is based on a number of factors including the status of the unresolved matter, clarity of legislation, range of possible outcomes and the statute of limitations. See notes 7 and 34 for further details.

•
The level of provisions required for anticipated returns is estimated based on historical experience, customer buying patterns and retailer behaviours including stock levels. See note 3 for further details.

•
The determination of the pension cost and defined benefit obligation of the Group’s defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth and longevity. See note 25 for further details.

•	The recoverability of right-of-use assets and in particular assumptions related to the ability to sublease vacant leased assets in the future. See note 10 for further details.
The Group has assessed the impact of the uncertainty presented by the continued
COVID-19
pandemic on the financial statements, specifically considering the impact on key judgements and significant estimates along with other areas of increased risk as follows:

•	Recoverable value of right-of-use assets and investment in finance lease receivable balances;

•	Financial instruments in particular counterparty risk and hedge effectiveness;

•	Working capital provisions including expected credit losses on trade and other debtors and inventory obsolescence; and

•	The assessment of the useful economic lives of product development assets.
No material accounting impacts relating to the areas assessed above were recognised in the year. The Group will continue to monitor these areas of increased judgement, estimation and risk.

F-
16

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
See the ‘Intangible assets’ policy for the accounting policy on goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the income statement.
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
The Group’s share of its joint ventures’ and associates’ post-acquisition profits or losses is recognized in the income statement and its share of post-acquisition movements in reserves is recognised in reserves.

F-
17

Notes to the consolidated financial statements
1a. Accounting policies continued
Consolidation continued

The Group’s share of its joint ventures’ and associates’ results is recognized as a component of operating profit as these operations form part of the core publishing business of the Group and are an integral part of existing wholly-owned businesses. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in a joint venture or associate equals or exceeds its interest in the joint venture or associate, the Group does not recognise further losses unless the Group has incurred obligations or made payments on behalf of the joint venture or associate.
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

a.	Assets and liabilities are translated at the closing rate at the date of the balance sheet

b.	Income and expenses are translated at average exchange rates

c.	All resulting exchange differences are recognised as a separate component of equity.
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
The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.38 (2020: $1.28) and the year-end
rate was $1.35 (2020: $1.37).
Property, plant and equipment
Property, plant and equipment are stated at historical cost less depreciation. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for intended use. Land is

F-
18

Notes to the consolidated financial statements
1a. Accounting policies continued
Property, plant and equipment continued

not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost less their residual values over their estimated useful lives as follows:

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
Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. An impairment loss is recognised to the extent that the carrying value of goodwill exceeds the recoverable amount. The recoverable amount is the higher of fair value less costs of disposal and value in use. These calculations require the use of estimates in respect of forecast cash flows and discount rates and significant management judgement in respect of cash-generating unit (CGU) and cost allocation; impairment is a key source of estimat ion
uncertainty and has a significant risk of resulting in a material adjustment to the carrying amount of relevant assets within the next financial year. A summary of these assets by CGU and a description of the key assumptions and sensitivities is included in note 11.
Goodwill is allocated to aggregated CGUs for the purpose of impairment testing. The allocation is made to those aggregated CGUs that are expected to benefit from the business combination in which the goodwill arose. Where there are changes to CGUs, goodwill is reallocated to the new CGUs and aggregation of CGUs using a relative value method.
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

9

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
5. Product development assets
– Product development assets represent direct costs incurred in the development of educational programmes and titles prior to their publication. These costs are recognised as current intangible assets where the title will generate probable future economic benefits and costs can be measured reliably.
Product development assets relating to content are amortised upon publication of the title over estimated economic lives of seven years or less, being an estimate of the expected operating lifecycle of the title, with a higher proportion of the amortisation taken in the earlier years. Product development assets relating to product platforms are amortised over 10 years or less, being an estimate of the expected useful life.
The assessment of the useful economic life and the recoverability of product development assets involves judgement and is based on historical trends and management estimation of future potential sales.
Product development assets are assessed for impairment triggers on an annual basis or when triggering events occur. The carrying amount of product development assets is set out in note 20.
The investment in product development assets has been disclosed as part of cash generated from operations in the cash flow statement (see note 33).
Other financial assets
Other financial assets are
non-derivative
financial assets classified and measured at estimated fair value.
Marketable securities and cash deposits with maturities of greater than three months are classified and subsequently measured at fair value through profit and loss (FVTPL). They are remeasured at each balance sheet date by using market data and the use of established valuation techniques. Any movement in the fair value is immediately recognised in finance income or finance costs in the income statement.
Investments in the equity instruments of other entities are classified and subsequently measured at fair value through other comprehensive income (FVOCI). Changes in fair value are recorded in equity in the fair value reserve via other comprehensive income. On subsequent disposal of the asset, the net fair value gains or losses are reclassified from the fair value reserve to retained earnings. Any dividends received from equity investments classified as FVOCI are recognised in the income statement unless they represent a return of capital.
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

F-
20

Notes to the consolidated financial statements
1a. Accounting policies continued

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

F-
21

Notes to the consolidated financial statements
1a. Accounting policies continued
Borrowings continued

Where a debt instrument is in a net investment hedge relationship, gains and losses on the effective portion of the hedge are recognised in other comprehensive income.
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
The accounting treatment is summarised as follows:

Typical reason for designation	Reporting of gains and losses on effective portion of the hedge	Reporting of gains and losses on disposal
Net investment hedge

The derivative creates a foreign currency liability which is used to hedge changes in the value of a subsidiary which transacts in that currency.	Recognised in other comprehensive income.	On the disposal of foreign operations or subsidiaries, the accumulated value of gains and losses reported in other comprehensive income is transferred to the income statement.

Fair value hedges

The derivative transforms the interest profile

on debt from fixed
rate to floating rate. Changes in the value of the debt as a result of changes in interest rates and foreign exchange rates are offset by equal and opposite changes in the value of the derivative. When the Group’s debt is swapped to floating rates, the contracts used are designated as fair value hedges.	Gains and losses on the derivative are reported in finance income or finance costs However, an equal and opposite change is made to the carrying value of the debt (a ‘fair value adjustment’) with the benefit/cost reported in finance income or finance costs. The net result should be a zero charge on a perfectly effective hedge.	If the debt and derivative are disposed of, the value of the derivative and the debt (including the fair value adjustment) are reset to zero. Any resultant gain or loss is recognised in finance income or finance costs.

Non-hedge accounted contracts

These are not designated as hedging instruments. Typically, these are short-term contracts to convert debt back to fixed rates or foreign exchange contracts where a natural offset exists.	Recognised in the income statement. No hedge accounting applies.

F-
22

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

F-
23

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
Provisions
Provisions are recognised if the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are discount ed
 to present value where the effect is material.
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
The transaction price determined is net of sales taxes, rebates and discounts, and after eliminating sales within the Group. Where a contract contains multiple performance obligations such as the provision of supplementary

F-
24

Notes to the consolidated financial statements
1a. Accounting policies continued
Revenue recognition continued

materials or online access with textbooks, revenue is allocated on the basis of relative standalone selling prices. Where a contract contains variable consideration, significant estimation is required to determine the amount to which the Group is expected to be entitled.
Revenue is recognised on contracts with customers when or as performance obligations are satisfied, which is the period or the point in time where control of goods or services transfers to the customer. Judgement is applied to determine first whether control passes over time and if not, then the point in time at which control passes. Where revenue is recognised over time, judgement is used to determine the method which best depicts the transfer of control. Where an input method is used, significant estimation is required to determine the progress towards delivering the performance obligation.
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
Leases
The Group as a lessee
The Group assesses whether a contract is or contains a lease at the inception of the contract. A contract is, or contains a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group recognises a right-of-use
asset and a lease liability at the lease commencement date with respect to all lease arrangements except for short-term leases (leases with a lease term of 12 months or less) and leases of low-value
assets. For these leases, the lease payments are recognised as an operating expense on a straight-line basis over the term of the lease.
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

F-
25

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
The Group as a lessor
When the Group is an intermediate lessor, the head lease and sublease are accounted for as two separate contracts. The head lease is accounted for as per the lessee policy above. The sublease is classified as a finance lease or operating lease by reference to the right-of-use
asset arising from the head lease. Where the lease transfers substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease; all other leases are classified as operating leases. Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease. Amounts due from lessees under finance subleases are recognised as receivables at the amount of the Group’s net investment in the leases discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the discount rate used in the head lease.
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

F-26

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
1b. Going concern
In assessing the Group’s ability to continue as a going concern for the period to 30 June 2023, the Board analysed a variety of downside scenarios including a severe but plausible scenario where the Group is impacted by a combination of all principal risks from 2022 as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks which in aggregate were significantly greater than seen in 2021 continuing throughout 2022 to 2023.
At 31 December 2021, the Group had available liquidity of c£1.6bn, comprising central cash balances and its undrawn $1.19bn Revolving Credit Facility (RCF). In February 2022, the Group renegotiated its revolving credit facility, extending the maturity of $1bn of the facility by one year to February 2026. Even under a severe downside case, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise.
The directors have confirmed that there are no material uncertainties that cast doubt on the Group’s going concern status and that they have a reasonable expectation that the Group has adequate resources to continue in operational existence for a minimum of the next 12 months.
1c. Climate change
The Group has assessed the impacts of climate change on the Group’s financial statements of our commitment to achieving net zero by 2030, and the actions the Group intends to take to achieve those targets. The assessment did not identify any material impact on the Group’s significant judgements or estimates at 31 December 2021, or the assessment of going concern for the period to June 2023 and the Group’s viability over the next five years, Specifically, we have considered the following areas:

•	The physical and transition risks associated with climate change; and

•	The actions the Group is taking to meet its carbon reduction and net zero targets.
As a result, the Group has assessed the impacts of climate change on the financial statements, and in particular, on the following areas:

•
The impact on the Group’s future cash flows, and the resulting impact that such adjustments to our future cash flows would have on the outcome of the annual impairment testing of our goodwill balances (see note 11 for further details), the recognition of deferred tax assets and our assessment of going concern;

F-27

Notes to the consolidated financial statements
1a. Accounting policies continued
1c. Climate change continued

•	The carrying value of the Group’s assets, in particular the recoverable amounts of inventories, product development assets, intangible assets and property, plant and equipment; and

•	Any changes to our estimates of the useful economic lives of product development assets, intangible assets and property, plant and equipment.
2. Segment information
On 8 March 2021, the Group announced a new strategy, which included a new management structure and operating model. As a result, the primary operating segments reported to the Group’s chief operating decision-maker, the Pearson Executive Management team, have changed from 1 July 2021 to reflect the new Group structure. There are now five main global business divisions, which are each considered separate operating segments for management and reporting purposes. These five divisions are Assessment & Qualification, Virtual Learning, English Language Learning, Higher Education and Workforce Skills. In addition, the International Courseware local publishing businesses are under strategic review and during this time are being managed as a separate division, known as Strategic Review. For the comparative period, the Group has separately disclosed the results from the Penguin Random House associate to the point of disposal in April 2020. Comparative figures for 2020 and 2019 have been restated to reflect the new segments.

The following describes the principal activities of the five main operating segments:

•	Assessment & Qualification – Pearson VUE, US Student Assessment, Clinical Assessment, UK GCSE and A Levels and International academic qualifications.

•	Virtual Learning – Virtual Schools and Online Program Management.

•	English Language Learning – Pearson T est of English, Institut ional Courseware and English Online Solutions.

•	Higher Education – US, Canadian and International Higher Education Courseware businesses.

•	Workforce Skills – BTEC, GED, TalentLens, Faethm, Pearson College and Apprenticeships.

		2021
All figures in £ millions	Notes	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Penguin Random House	Group

Sales	3	1,204	713	238	172	849	252	—	3,428

Adjusted operating profit		216	32	15	27	73	22	—	385
Cost of major restructuring		(48)	(48)	(27)	(28)	(63)	—	—	(214)
Intangible charges		(13)	(25)	(3)	(7)	(2)	(1)	—	(51)
Other net gains and losses		—	—	—	(2)	—	65	—	63

Operating profit/(loss)		155	(41)	(15)	(10)	8	86	—	183
Finance costs	6								(68)
Finance income	6								42

Profit before tax									157
Income tax	7								3

Profit for the year									160

Other segment items
Share of results of joint ventures and associates	12	—	(1)	3	(1)	—	—	—	1
Depreciation and impairment	10	92	48	14	9	63	15	—	241
Amortisation and impairment	11, 20	129	67	34	25	165	26	—	446

F-2
8

Notes to the consolidated financial statements
2. Segment information continued

		2020
All figures in £ millions	Notes	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Penguin Random House	Group

Sales	3	1,082	692	218	163	956	286	—	3,397

Adjusted operating profit		147	29	1	26	93	16	1	313
Cost of major restructuring		—	—	—	—	—	—	—	—
Intangible charges		(29)	(30)	(7)	(8)	(3)	(3)	—	(80)
Other net gains and losses		—	—	—	—	—	(2)	180	178

Operating profit/(loss)		118	(1)	(6)	18	90	11	181	411
Finance costs	6								(107)
Finance income	6								50

Profit before tax									354
Income tax	7								(44)

Profit for the year									310

Other segment items
Share of results of joint ventures and associates	12	—	—	4	—	—	—	1	5
Depreciation and impairment	10	53	21	7	5	28	11	—	125
Amortisation and impairment	11, 20	148	64	34	24	167	35	—	472

		2019
All figures in £ millions	Notes	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Penguin Random House	Group

Sales	3	1,280	584	320	185	1,102	398	—	3,869

Adjusted operating profit		252	13	59	31	134	27	65	581
Costs of major restructuring		(38)	(13)	(10)	(7)	(68)	(21)	(2)	(159)
Intangible charges		(23)	(36)	(80)	(9)	—	(3)	(12)	(163)
Other net gains and losses		—	—	—	—	—	16	—	16

Operating profit / (loss)		191	(36)	(31)	15	66	19	51	275
Finance costs	6								(84)
Finance income	6								41

Profit before tax									232
Income tax	7								34

Profit for the year									266

Share of results of joint ventures and associates		—	—	3	—	—	—	51	54
Depreciation and impairment		49	18	8	5	29	14	—	123
Amortisation and impairment		135	62	104	24	172	40	—	537
There were no material inter-segment sales in either 2021, 2020 or 2019.

9

Notes to the consolidated financial statements
2. Segment information continued

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.
Adjusted operating profit is shown in the above tables as it is the key financial measure used by management to evaluate the performance of the Group. The measure also enables investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major restructuring programmes and certain other items that are also not representative of underlying performance, which are explained below and reconciled with
in
this
note.
Cost of major restructuring – In March 2021, the Group announced a restructuring programme, to run primarily in 2021. The programme includes the reorganisation of the Group into five global business divisions and the simplification of the Group’s property portfolio. The restructuring costs in 2021 of £214m mainly relate to the impairment of
right-of-use
property assets, the write-down of product development assets and staff redundancies. In May 2017, the Group announced a major restructuring programme to run between 2017 and 2019 to drive further significant cost savings. The costs of these restructuring programmes are significant enough to exclude from the adjusted operating profit measure so as to better highlight the underlying performance (see note 4).
Intangible charges – These represent charges relating to intangibles acquired through business combinations and intangibles relating to associate
s
. These charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in 2021 were £51m, which included no impairment charges. In 2020, intangible charges were £80m including impairment charges of £12m. In 2019, intangible changes were £163m including impairment changes of £65m.
Other net gains and losses – These represents profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit as they distort the performance of the Group as reported on a statutory basis. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains in 2021 largely relate to gains from the disposal of PIHE and the K12 Sistemas business in Brazil offset by costs related to the acquisition of Faethm and the wind-down of certain strategic review businesses. In 2020, they largely relate to the sale of the remaining interest in Penguin Random House (£180m gain). In 2019, other net gains largely relate to the sale of the US K-12 business
.
The Group operates in the following main geographic areas:

	Sales			Non-current assets
All figures in £ millions	2021	2020	2019	2021	2020
UK	355	319	385	582	669
Other European countries	249	216	244	123	129
US	2,182	2,335	2,417	2,146	2,362
Canada	111	91	105	225	147
Asia Pacific	359	251	441	192	149
Other countries	172	185	277	20	30

Total	3,428	3,397	3,869	3,288	3,486

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

F-
30

Notes to the consolidated financial statements

3. Revenue from contracts with customers
The following tables analyse the Group’s revenue streams. Courseware includes curriculum materials provided in book form and/or via access to digital content. Assessments includes integrated test development, processing and scoring services provided to governments, educational institutions, corporations and professional bodies. Services includes the operation of schools, colleges and universities, including sistemas in Brazil, as well as the provision of online learning services in partnership with universities and other academic institutions. Comparative figures for 2020 and 2019 have been restated to reflect the new segments.
The Group derived revenue from the transfer of goods and services over time and at a point in time in the following major product lines:

	2021
All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total
Courseware
Products transferred at a point in time	44	—	109	—	283	198	634
Products and services transferred over time	14	—	26	—	558	33	631

	58	—	135	—	841	231	1,265
Assessments
Products transferred at a point in time	173	—	6	16	—	—	195
Products and services transferred over time	973	—	72	119	—	—	1,164

	1,146	—	78	135	—	—	1,359
Services
Products transferred at a point in time	—	—	22	—	—	14	36
Products and services transferred over time	—	713	3	37	8	7	768

	—	713	25	37	8	21	804

Total	1,204	713	238	172	849	252	3,428

	2020
All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total
Courseware
Products transferred at a point in time	43	—	106	—	313	208	670
Products and services transferred over time	14	—	24	—	630	28	696

	57	—	130	—	943	236	1,366
Assessments
Products transferred at a point in time	138	—	3	7	—	—	148
Products and services transferred over time	887	—	61	123	—	—	1,071

	1,025	—	64	130	—	—	1,219
Services
Products transferred at a point in time	—	—	22	—	—	22	44
Products and services transferred over time	—	692	2	33	13	28	768

	—	692	24	33	13	50	812

Total	1,082	692	218	163	956	286	3,397

F-
31

Notes to the consolidated financial statements
3. Revenue from contracts with customers continued

	2019
All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	Total
Courseware
Products transferred at a point in time	50	—	152	—	492	260	954
Products and services transferred over time	14	—	22	—	594	66	696

	64	—	174	—	1,086	326	1,650
Assessments
Products transferred at a point in time	162	—	4	8	—	—	174
Products and services transferred over time	1,054	—	91	145	—	—	1,290

	1,216	—	95	153	—	—	1,464
Services
Products transferred at a point in time	—	—	48	—	—	38	86
Products and services transferred over time	—	584	3	32	16	34	669

	—	584	51	32	16	72	755

Total	1,280	584	320	185	1,102	398	3,869

a. Nature of goods and services
The following is a description of the nature of the Group’s performance obligations within contracts with customers broken down by revenue stream, along with significant judgements and estimates made within each of those revenue streams.
Courseware
Key areas of estimation
– The level of provisions required for anticipated returns is estimated based on historical experience, customer buying patterns and retailer behaviours including stock levels.
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
In determining the transaction price, variable consideration exists in the form of discounts and anticipated returns. Discounts reduce the transaction price on a given transaction. A provision for anticipated returns is made based primarily on historical return rates, customer buying patterns and retailer behaviours including stock levels (see note 24). If these estimates do not reflect actual returns in future periods then revenues could be understated or overstated for a particular period. Variable consideration as described above is determined using the expected value approach. The sales return liability at the end of 2021 was £83m (2020: £86m; 2019: £122m) (see note 24). This represents 13% of courseware sales transferred at a point in time.
While payment for these goods and services generally occurs at the start of these arrangements, the length of time between payment and delivery of the performance obligations is generally short-term in nature or the reason

F-
32

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
Within each testing cycle, the transaction price may contain both fixed and variable amounts. Variable consideration within these transactions primarily relates to expected testing volumes to be delivered in the cycle. The assumptions, risks and uncertainties inherent to long-term contract accounting can affect the amounts and timing of revenue and related expenses reported. Variable consideration is measured using the expected value method, except where amounts are contingent upon a future event’s occurrence, such as performance bonuses. Such event-driven contingency payments are measured using the most likely amount approach. In estimating and constraining variable consideration, historical experience, current trends and local market conditions are considered. To the extent that a higher degree of uncertainty exists regarding variable consideration, these amounts are excluded from the transaction price and recognised when the uncertainty is reasonably removed.
Customer payments are generally defined in the contract through a payment schedule, which may require customer acceptance for services rendered. Pearson has a history of providing satisfactory services which are

F-
33

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
As control transfers over time, revenue is recognised based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgement and is based on the nature of the services provided. Revenue is recognised on a percentage of costs basis, calculated using the proportion of the total estimated costs incurred to date. From 2021, the proportion of estimated costs incurred to date is primarily based on historical cost analysis for similar groups of contracts, with regular true-ups
to contract costs throughout the contract period. Previously, the proportion of estimated costs incurred to date was based on individual contract analysis. The change in input methodology has not resulted in a material impact on revenue recognition. Percentage of completion is used to recognise the transfer of control of services provided as these services are not provided evenly throughout the testing cycle and involve varying degrees of effort during the contract term.
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

F-
34

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

F-
35

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
d. Contract costs
The Group capitalises incremental costs to obtain contracts with customers where it is expected these costs will be recoverable. Incremental costs to obtain contracts with customers are considered those which would not have been incurred if the contract had not been obtained. For the Group, these costs relate primarily to sales commissions. The Group has elected to use the practical expedient as allowable by IFRS 15 whereby such costs will be expensed as incurred where the expected amortisation period is one year or less. Where the amortisation period is greater than one year, these costs are amortised over the contract term on a systematic basis consistent with the transfer of the underlying goods and services within the contract to which these costs relate, which will generally be on a rateable basis.
The Group does not recognise any material costs to fulfil contracts with customers as these types of activities are governed by other accounting standards.
There were no deferred contract costs in 2021 or 2020.
e. Remaining transaction price
The below table depicts the remaining transaction price on unsatisfied or partially unsatisfied performance obligations from contracts with customers.

	2021
All figures in £ millions	Sales	Deferred income	Committed sales	Total remaining transaction price	2022	2023	2024 and later
Courseware
Products transferred at a point in time	634	1	—	1	1	—	—
Products and services transferred over time	631	93	—	93	60	11	22

Assessments
Products transferred at a point in time	195	—	—	—	—	—	—
Products and services transferred over time	1,164	255	442	697	503	191	3

Services
Products transferred at a point in time	36	—	—	—	—	—	—
Products and services transferred over time – subscriptions	290	13	10	23	23	—	—
Products and services transferred over time – other ongoing performance obligations	478	24	220	244	244	—	—

Total	3,428	386	672	1,058	831	202	25

F-3
6

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

Services 1
Products transferred at a point in time	86	2	—	2	2	—	—
Products and services transferred over time – subscriptions	310	11	—	11	11	—	—
Products and services transferred over time – other ongoing performance obligations	359	21	106	127	126	1	—

Total	3,869	360	481	841	656	160	25

Committed sales amounts are equal to the transaction price from contracts with customers, excluding those amounts previously recognised as revenue and amounts currently recognised in deferred income. The total of committed sales and deferred income is equal to the remaining transaction price. Time bands stated above represent the expected timing of when the remaining transaction price will be recognised as revenue
.

F-3
7

Notes to the consolidated financial statements

4. Operating expenses

All figures in £ millions	2021	2020	2019
By function:
Cost of goods sold	1,747	1,767	1,858

Operating expenses
Distribution costs	62	59	73
Selling, marketing and product development costs	521	572	631
Administrative and other expenses	802	816	999
Restructuring costs	214	—	157
Other income	(37)	(45)	(54)

Total net operating expenses	1,562	1,402	1,806
Other net gains and losses	(63)	(178)	(16)

Total	3,246	2,991	3,648

Other income includes fr
e
ight income and sublet income
.
In 2019, other income included service fee income from the Group’s then associate Penguin Random House of £4m. Included in administrative and other expenses are research and efficacy costs of £12m (2020: £11m; 2019: £13m). Other net gains and losses in 2021 largely relate to the sale of interests in PIHE in South Africa and the school business in Brazil. In 2020, other net gains and losses largely relate to the sale of the remaining interest in Pearson Random House (£180m gain). In 2019, other net gains and losses largely relate to the sale of the US K-12 business
.
In March 2021, the Group announced a major restructuring programme to run in 2021, principally comprising the reorganisation of the Group into five global business divisions and the simplification of the Group’s property portfolio. In May 2017, the Group announced a major restructuring programme to run between 2017 and 2019 to drive further significant cost savings. An analysis of major restructuring costs is as follows:

All figures in £ millions	2021	2020	2019
By nature:

Product costs	19	—	16
Employee costs	32	—	90
Impairment of non-current assets	145	—	14
Property and facilities	11	—	12
Technology and communications	3	—	2
Professional and outsourced services	4	—	17
General and administrative costs	—	—	6

Total restructuring – operating expenses	214	—	157

Share of associate restructuring	—	—	2

Total	214	—	159

F-3
8

Notes to the consolidated financial statements
4. Operating expenses continued

All figures in £ millions	Notes	2021	2020	2019
By nature:
Royalties expensed		185	191	242
Other product costs		353	349	466
Employee benefit expense	5	1,365	1,337	1,452
Contract labour		69	67	139
Employee-related expense		21	30	94
Promotional costs		239	233	254
Depreciation and impairment of property, plant and equipment	10	241	125	123
Amortisation and impairment of intangible assets – product development	20	279	280	271
Amortisation and impairment of intangible assets – software	11	117	112	115
Amortisation and impairment of intangible assets – other	11	50	80	151
Property and facilities		124	85	96
Technology and communications		215	216	196
Professional and outsourced services		477	498	480
Other general and administrative costs		58	71	104
Costs capitalised		(447)	(460)	(465)
Other net gains and losses		(63)	(178)	(16)
Other income		(37)	(45)	(54)

Total		3,246	2,991	3,648

During the year the Group obtained the following services from the Group’s auditors, PwC:

All figures in £ millions	2021	2020	2019
The audit of parent company and consolidated financial statements	5	5	5
The audit of the company’s subsidiaries	2	2	2

Total audit fees	7	7	7
Audit-related and other assurance services	—	—	—
Other non-audit services	—	—	—

Total other services	—	—	—
Total non-audit services	—	—	—

Total	7	7	7

Reconciliation between audit and
non-audit
service fees is shown below:

All figures in £ millions	2021	2020	2019
Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	7	7	7
Non-audit fees	—	—	—

Total	7	7	7

9

Notes to the consolidated financial statements
4. Operating expenses continued

Fees for attestation under section 404 of the Sarbanes-Oxley Act are allocated between fees payable for the audits of consolidated and subsidiary accounts. Included in Group audit fees for 2020 are additional fees in relation to prior year audit work.
5. Employee information

All figures in £ millions	Notes	2021	2020	2019
Employee benefit expense
Wages and salaries (including termination costs)		1,180	1,152	1,258
Social security costs		95	96	100
Share-based payment costs	26	28	29	25
Retirement benefits – defined contribution plans	25	37	47	57
Retirement benefits – defined benefit plans	25	25	13	13
Other post-retirement medical benefits	25	—	—	(1)

Total		1,365	1,337	1,452

The details of the emoluments of the Directors of Pearson plc are shown in the report on Directors’ remuneration.

Average number employed	2021	2020	2019
Employee numbers
UK	3,395	3,304	3,309
Other European countries	878	886	927
US	11,757	11,432	12,286
Canada	593	648	694
Asia Pacific	2,738	2,812	2,800
Other countries	1,383	2,109	2,227

Total	20,744	21,191	22,243

2020 and 2019 employee numbers have been restated to be on a comparable basis to the current year.

F-4
0

Notes to the consolidated financial statements

6. Net finance costs

All figures in £ millions	Notes	2021	2020	2019
Interest payable on financial liabilities at amortised cost and associated derivatives		(41)	(38)	(22)
Interest on lease liabilities		(27)	(41)	(45)
Net foreign exchange losses		—	(6)	(5)
Derivatives not in a hedge relationship		—	(22)	(12)

Finance costs		(68)	(107)	(84)

Interest receivable on financial assets at amortised cost		5	9	15
Interest on lease receivables		6	9	11
Net finance income in respect of retirement benefits	25	4	6	13
Fair value remeasurement of disposal proceeds		6	26	—
Net foreign exchange gains		1	—	—
Derivatives not in a hedge relationship		20	—	2

Finance income		42	50	41

Net finance costs		(26)	(57)	(43)

Net movement in the fair value of hedges is further explained in note 16. Derivatives not in a hedge relationship include fair value movements in the interest rate and cross-currency interest rate swaps.
7. Income tax

All figures in £ millions	Notes	2021	2020	2019
Current tax
Charge in respect of current year		(96)	(18)	(51)
Adjustments in respect of prior years		(12)	4	21

Total current tax charge		(108)	(14)	(30)

Deferred tax
In respect of temporary differences		98	(28)	59
Other adjustments in respect of prior years		13	(2)	5

Total deferred tax credit/(charge)	13	111	(30)	64

Total tax credit/(charge)		3	(44)	34

F-
41

Notes to the consolidated financial statements
7. Income tax continued

The adjustments in respect of prior years in 2021 2020 and 2019 primarily arise from revising the previous year’s reported tax provision to reflect the tax returns subsequently filed. This results in a change between deferred and current tax as well as an absolute benefit to the total tax charge
.
The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

All figures in £ millions	2021	2020	2019
Profit before tax	157	354	232
Tax calculated at UK rate (2021: 19%, 2020: 19%: 2019: 19%)	(30)	(67)	(44)
Effect of overseas tax rates	(23)	(6)	(2)
Effect of UK rate change	25	(5)	—
Joint venture and associate income reported net of tax	—	1	10
Intra-group financing benefit	7	14	11
Movement in provisions for tax uncertainties	—	24	3
Net expense not subject to tax	(9)	(7)	(10)
Gains and losses on sale of businesses not subject to tax	4	21	57
Unrecognised tax losses	6	(21)	(17)
Benefit from changes in local tax law	11	—	—
Benefit from US accounting method changes	11	—	—
Adjustments in respect of prior years	1	2	26

Total tax credit/(charge)	3	(44)	34

UK	27	23	(12)
Overseas	(24)	(67)	46

Total tax credit/(charge)	3	(44)	34

Tax rate reflected in earnings	(1.8)%	12.5%	(14.7)%

Key judgements
– The application of tax legislation in relation to provisions for uncertain tax positions.
Key areas of estimation
– The level of provisions required in relation to uncertain tax positions is complex and each matter is separately assessed. The estimation of future settlement amounts is based on a number of factors including the status of the unresolved matter, clarity of legislation, range of possible outcomes and the statute of limitations.
Included in net expense not subject to tax are foreign taxes not creditable, the tax impact of share-based payments and other expenses not deductible.
Factors which may affect future tax charges in tax legislation, transfer pricing regulations, the level and mix of profitability in different countries, and settlements with tax authorities.
The movement in provisions for tax uncertainties primarily reflects releases due to the expiry of relevant statutes of limitation, settlement of certain audits and the establishment of provisions for new uncertain tax positions. The current tax liability of £125m (2020: £84m; 2019: £55m) includes £104m (2020: £104m; 2019: £152m) of provisions for tax uncertainties principally in respect of several matters in the US, the UK and China. The matters provided for include the allocation between territories of proceeds of historical business disposals and the potential disallowance of intra-group
recharges.
The Group is currently under audit in several countries, and the timing of any resolution of these audits is uncertain. Of the balance of £104m, £80m relates to 2017 and earlier. In most countries, tax years up to and

F-
42

Notes to the consolidated financial statements
7. Income tax continued

including

2017
are now statute barred from examination by tax authorities. Of the remaining balance, £
3
m relates to
2018
, £
13
m to
2019
, £
6
m to
2020
and £
2
m to
2021
. If relevant enquiry windows pass with no audit, management believes it is reasonably possible that provision levels will reduce by an estimated £
70
m within the next
12
months. However, the tax authorities any take a different view from management and the final liability may be greater than provided.
Contingent liabilities relating to tax are disclosed in note 34.
The tax benefit/(charge) recognised in other comprehensive income is as follows:

All figures in £ millions	2021	2020	2019
Net exchange differences on translation of foreign operations	10	(13)	5
Fair value gain on other financial assets	(3)	(6)	(4)
Remeasurement of retirement benefit obligations	(61)	2	22

	(54)	(17)	23

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

All figures in £ millions	2021	2020	2019
Earnings for the year	160	310	266
Non-controlling interest	(1)	—	(2)

Earnings attributable to equity shareholders	159	310	264

Weighted average number of shares (millions)	754.1	755.4	777.0
Effect of dilutive shares options (millions)	5.0	—	0.5
Weighted average number of shares (millions) for diluted earnings	759.1	755.4	777.5

Earnings per share (in pence per share)
Basic	21.1p	41.0p	34.0p
Diluted	20.9p	41.0p	34.0p

F-
43

Notes to the consolidated financial statements

9. Dividends

All figures in £ millions	2021	2020	2019
Final paid in respect of prior year 13.5p (2020: 13.5p; 2019: 13.5p)	102	101	101
Interim paid in respect of current year 6.3p (2020: 6.0p; 2019: 6.0p)	47	45	46

	149	146	147

The Directors are proposing a final dividend in respect of the financial year ended 31 December 2021 of 14.2p per equity shares which will absorb an estimated £107m of shareholders’ funds. It will be paid on 6 May 2022 to shareholders who are on the register of members on 25 March 2022. These financial statements do not reflect this divide
n
d.
10. Property, plant and equipment

	Right-of-use assets		Owned assets
All figures in £ millions	Land and buildings	Plant and equipment	Land and buildings	Plant and equipment	Assets in the course of construction	Total
Cost
At 1 January 2020	460	23	300	325	36	1,144
Exchange differences	(11)	(2)	(7)	(11)	(1)	(32)
Additions	62	—	7	5	37	111
Disposals and retirements	(13)	(9)	(23)	(29)	(1)	(75)
Reclassifications and transfers	—	—	20	21	(50)	(9)
Transfer to assets classified as held for sale	(59)	—	(1)	(3)	—	(63)

At 31 December 2020	439	12	296	308	21	1,076

Exchange differences	—	—	2	(3)	—	(1)
Additions	32	—	8	17	39	96
Disposals and retirements	(6)	(7)	(100)	(72)	—	(185)
Reclassifications and transfers	—	—	35	—	(31)	4
Transfer to assets classified as held for sale	—	—	(15)	—	—	(15)

At 31 December 2021	465	5	226	250	29	975

F-
44

Notes to the consolidated financial statements
10. Property, plant and equipment continued

	Right-of-use assets		Owned assets
All figures in £ millions	Land and buildings	Plant and equipment	Land and buildings	Plant and equipment	Assets in the course of construction	Total
Depreciation and impairment
At 1 January 2020	(58)	(16)	(200)	(252)	—	(526)
Exchange differences	2	1	6	9	—	18
Charge for the year	(65)	(3)	(25)	(32)	—	(125)
Disposals and retirements	1	9	22	29	—	61
Reclassifications and transfers	—	—	(2)	2	—	—
Impairment of assets to be classified as held for sale	(4)	—	—	—	—	(4)
Transfer to assets classified as held for sale	14	—	—	1	—	15

At 31 December 2020	(110)	(9)	(199)	(243)	—	(561)

Exchange differences	(1)	1	(1)	1	—	—
Charge for the year	(46)	(3)	(16)	(30)	—	(95)
Disposals and retirements	7	6	99	71	—	183
Reclassifications and transfers	—	—	(5)	7	—	2
Impairment	(119)	—	(22)	(5)	—	(146)
Transfer to assets classified as held for sale	—	—	8	—	—	8

At 31 December 2021	(269)	(5)	(136)	(199)	—	(609)

Carrying amounts
At 1 January 2020	402	7	100	73	36	618
At 31 December 2020	329	3	97	65	21	515

At 31 December 2021	196	—	90	51	29	366

Key areas of estimation
– The recoverability of
right-of-use
assets and in particular assumptions related to the ability to sublease vacant leased assets in the future.
Depreciation expense of £40m (2020: £44m) has been included in the income statement in cost of goods sold and £55m (2020: £81m) in operating expenses. The impairment charge of £146m (2020: £nil) has been included within operating expenses within the income statement.
Property, plant and equipment assets are assessed for impairment triggers annually or when triggering events occur. In 2021, as part of a major restructuring programme, the Group simplified its property portfolio, reducing the overall office space required. All property related assets were assessed for impairment as a result of this triggering event and impairment charges of £141m have been recognised within costs of major restructuring (see note 4 for details). The recoverability of certain of the Group’s right-of-use
assets is now based on the Group’s ability to sublease vacant space
.
This involves the use of assumptions related to future subleases including the achievable rent, lease start dates, lease incentives such as rent free periods and the discount rate applied. Should the future sublease outcomes be more or less favourable than the assumptions used by management this could result in additional impairment charges or reversals of impairment charges.

F-
45

Notes to the consolidated financial statements
10. Property, plant and equipment continued

Where there is vacant space in the
right-of-use-assets,
the Group estimates that a 1% increase/decrease in the discount rate used would reduce/increase the recoverable value of the right-of-use
assets by £10m. In addition, the Group estimates that a three month reduction/increase in the net sublet income (which could arise from changes to the achievable rent, lease incentives or sublet start dates) would reduce/increase the recoverable value of the right-of-use
assets by £6m.
11. Intangible assets

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Cost
At 1 January 2020	2,139	1,039	793	238	179	413	4,801
Exchange differences	(45)	(24)	(25)	(19)	(2)	(48)	(163)
Additions – internal development	—	80	—	—	—	—	80
Additions – purchased	—	1	—	—	—	—	1
Disposals and retirements	—	(6)	(17)	(21)	(80)	(16)	(140)
Transfers	—	14	—	—	—	—	14

At 31 December 2020	2,094	1,104	751	198	97	349	4,593
Exchange differences	8	5	4	(2)	—	(2)	13
Additions – internal development	—	110	—	—	—	—	110
Additions – purchased	—	2	—	—	—	—	2
Disposals and retirements	—	(135)	—	(25)	—	(43)	(203)
Acquisition of subsidiary	43	—	—	—	—	27	70
Disposal of subsidiary	—	—	(14)	(3)	—	(10)	(27)
Transfers	—	1	—	—	—	—	1

At 31 December 2021	2,145	1,087	741	168	97	321	4,559

F-4
6

Notes to the consolidated financial statements
11. Intangible assets continued

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total
Amortisation and impairment
At 1 January 2020	—	(588)	(588)	(178)	(176)	(371)	(1,901)
Exchange differences	—	18	23	13	2	46	102
Charge for the year	—	(112)	(44)	(14)	(2)	(8)	(180)
Impairment charge	—	—	(2)	—	—	(10)	(12)
Disposals	—	6	17	21	81	15	140

At 31 December 2020	—	(676)	(594)	(158)	(95)	(328)	(1,851)
Exchange differences	—	(5)	(4)	1	(1)	4	(5)
Charge for the year	—	(113)	(34)	(8)	—	(8)	(163)
Impairment charge	—	(4)	—	—	—	—	(4)
Disposals and retirements	—	135	—	25	—	43	203
Disposal of subsidiary	—	—	12	2	—	10	24
Transfers	—	6	—	—	—	—	6

At 31 December 2021	—	(657)	(620)	(138)	(96)	(279)	(1,790)

Carrying amounts
At 1 January 2020	2,139	451	205	60	3	42	2,900
At 31 December 2020	2,094	428	157	40	2	21	2,742

At 31 December 2021	2,145	430	121	30	1	42	2,769

Goodwill
The goodwill carrying value of £2,145m (2020: £2,094m) relates to acquisitions completed after 1 January 1998. Prior to 1 January 1998, all goodwill was written off to reserves on the date of acquisition. For acquisitions completed between 1 January 1998 and 31 December 2002, no value was ascribed to intangibles other than goodwill which was amortised over a period of up to 20 years. On adoption of IFRS on 1 January 2003, the Group chose not to restate the goodwill balance and at that date the balance was frozen (i.e. amortisation ceased). If goodwill had been restated, then a significant value would have been ascribed to other intangible assets, which would be subject to amortisation, and the carrying value of goodwill would be significantly lower. For acquisitions completed after 1 January 2003, value has been ascribed to other intangible assets which are amortised.
Software and acquired intangible assets
Acquired intangible assets are valued separately for each acquisition and the primary method of valuation used is the discounted cash flow method. The majority of acquired intangibles are amortised using an amortisation profile based on the projected cash flows underlying the acquisition date valuation of the intangible asset, which generally results in a larger proportion of amortisation being recognised in the early years of the asset’s life. The Group keeps the expected pattern of consumption under review. Other intangibles acquired includes technology.
Amortisation of £25m (2020: £22m) is included in the income statement in cost of goods sold and £138m (2020: £158m) in operating expenses. Impairment charges of £4m (2020: £12m) are included in operating expenses within the income statement, of which £4m (2020: £nil) relates to software, £nil (2020: £2m) relates to customer lists, contracts and relationships, and £nil (2020: £10m) to other intangibles acquired.

F-4
7

Notes to the consolidated financial statements
11. Intangible assets continued
Software and acquired intangible assets continued

The range of useful economic lives for each major class of intangible asset (excluding goodwill and software) is shown below:

2021
Useful economic life
Class of intangible asset
Acquired customer lists, contracts and relationships	3-20 years
Acquired trademarks and brands	2-20 years
Acquired publishing rights	5-20 years
Other intangibles acquired	2-20 years
The expected amortisation profile of acquired intangible assets i
s
 shown below:

	2021
All figures in £ millions	One to five years	Six to ten years	Total
Class of intangible asset
Acquired customer lists, contracts and relationships	92	29	121
Acquired trademarks and brands	24	6	30
Acquired publishing rights	1	—	1
Other intangibles acquired	27	15	42
Impairment tests for cash-generating units (CGUs) containing goodwill
Impairment tests have been carried out where appropriate as described below. Goodwill was allocated to CGUs, or an aggregation of CGUs, where goodwill could not be reasonably allocated to individual business units. CGUs have been revised in 2021. Impairment reviews were conducted on these revised CGUs as summarised below:
2021 CGUs

2021
All figures in £ millions	Goodwill
Assessment & Qualifications	1,198
Virtual Learning	395
English Language Learning	153
Workforce Skills	223
Higher Education	68
Strategic Review (includes the separate CGUs of China, India, South Africa, Canada and Other Strategic Review)	108

Total	2,145

F-4
8

Notes to the consolidated financial statements
11. Intangible assets continued

2020 CGUs

2020
All figures in £ millions	Goodwill
North American Courseware	—
OPM	18
Virtual Schools	374
Assessments	1,002
International (includes the separate CGUs of Brazil, China, India and South Africa)	700

Total	2,094

Goodwill is tested at least annually for impairment. The recoverable amount of each aggregated CGU is based on the higher of value in use and fair value less costs of disposal. The value in use was higher than the fair value less costs of disposal in each of the CGUs. Other than goodwill there are no intangible assets with indefinite lives. No impairments of goodwill were recorded in 2021 or 2020. In 2020, impairment charges of £12m were recognised in relation to acquired intangibles.
Key judgements
– The allocation of goodwill to the cash-generating units and groups of cash-generating units.
Key areas of estimation
– The recoverability of goodwill balances. Key assumptions used in goodwill impairment testing are discount rates, perpetuity growth rates, forecast sales growth rates and forecast operating profits.
Determination of CGUs and reallocation of goodwill
Pearson identifies its CGUs based on its operating model and how data is collected and reviewed for management reporting and strategic planning purposes in accordance with IAS 36 ‘Impairment of Assets’. In 2021, the CGUs and aggregations of CGUs were revised to take into account the announcement and implementation of a new strategy including five new business divisions and a strategic review division. The newly created CGUs and CGU aggregations reflect the level at which goodwill is monitored by management.
Goodwill has been reallocated to the new CGUs and aggregations of CGUs. The majority of the goodwill balances have been directly mapped from one previous CGU (or CGU aggregation) to one newly created CGU (or CGU aggregation). Where it was not possible to directly map the goodwill it has been reallocated using a relative value method. The key area where the relative value method has been used is for the goodwill related to the previous International CGU aggregation which has been reallocated across the newly created CGU aggregations where applicable.
Key assumptions
For the purpose of estimating the value in use of the CGUs, management has used an income approach based on present value techniques. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period.

9

Notes to the consolidated financial statements
11. Intangible assets continued
Key assumptions continued

The key assumptions used by management in the value in use calculations were:
Discount rates
– The discount rate is based on the risk-free rate for government bonds, adjusted for a risk premium to reflect the increased risk in investing in equities. The risk premium adjustment is assessed for each CGU. Where CGUs cover multiple territories, blended inputs are used. The average pre-tax
discount rates range from 8.9% to 17.1% (2020:
pre-tax
9.3% to 17.2%). Discount rates are generally lower for those businesses which operate in more mature markets with low inflation and generally higher for those operating in emerging markets with higher inflation.
Perpetuity growth rates
– The perpetuity growth rates are based on inflation trends. A perpetuity growth rate of 2% (2020: 2%) was used for cash flows subsequent to the approved budget period for CGUs operating primarily in mature markets. This perpetuity growth rate is a conservative rate and is considered to be lower than the long-term historical growth rates of the underlying territories in which the CGU operates and the long-term growth rate prospects of the sectors in which the CGU operates. CGU growth rates between 2.0% to 5.0% (2020: 2.2% to 4.5%) were used for cash flows subsequent to the approved budget period for CGUs operating in emerging markets with higher inflation. These growth rates are also generally below the long-term historical growth rates in these markets.
The key assumptions used by management in setting the financial budgets were as follows:
Forecast sales growth rates
– Forecast sales growth rates are based on past experience adjusted for the strategic direction and near-term investment priorities within each CGU. Key assumptions include continued growth in Virtual Learning, post
COVID-19
recovery in Assessment & Qualifications and English Language Learning, growth driven by recent acquisitions in Workforce Skills, and ongoing pressures in Higher Education partially offset by recapture of the secondary market. The sales forecasts use average nominal growth rates of low-mid
single digits for mature businesses in mature markets,
mid-high
single digits for emerging businesses in mature markets,
low-high
single digits for mature businesses in emerging markets, and low double digits for Workforce Skills where there is significant organic investment and inorganic investment related to the acquisition of Faethm.
Operating profits
– Operating profits are forecast based on historical experience of operating margins, adjusted for the impact of changes to product costs, committed restructuring plans, strategic developments and new business cases to the extent they have been formally approved prior to the balance sheet date. Management applies judgement in allocating corporate costs on a reasonable and consistent basis in order to determine operating profit at a CGU level. Forecasts generally assume a return to normality from 2022 onwards following the
COVID-19
pandemic. Management have considered the impact of climate change risks (including physical and transition risks and the costs associated with achieving the Group’s net zero commitment) and are satisfied that any related costs will not materially impact the Group’s profit forecasts or impairment judgements at 31 December 2021.
The table below shows the key assumptions used by management in the value in use calculations.

	Discount rate	Perpetuity growth rate
Assessment & Qualifications	11.2%	2.0%
Virtual Learning	10.9%	2.0%
English Language Learning	9.1%	3.0%
Workforce Skills	8.9%	2.0%
Higher Education	11.1%	2.0%
Strategic Review	8.9 - 17.1%	2.0 - 5.0%

F-
50

Notes to the consolidated financial statements
11. Intangible assets continued

Sensitivities
Impairment testing for the year ended 31 December 2021 has shown none of the CGUs, or groups of CGUs, as being sensitive to reasonably possible changes in key assumptions, including those related to climate change.
The assets held in the Strategic Review CGUs are subject to a possible disposal process. Given the stage of the process the related assets have not been classified as held for sale at 31 December 2021. Valuation estimates obtained as part of this process were used by management to determine a fair value less costs to dispose valuation. This fair value less costs to dispose valuation results in a lower headroom position than the value in use method, however, it does not indicate impairment in any of the Strategic Review CGUs.
12. Investments in joint ventures and associates
The amounts recognised in the balance sheet are as follows:

All figures in £ millions	2021	2020
Associates	24	6

Total	24	6

The amounts recognised in the income statement are as follows:

All figures in £ millions	2021	2020
Associates	1	5

Total	1	5

The Group has no material associates or joint ventures.
In 2021, the Group acquired two associates. The largest of these is a 40% interest in the Academy of Pop (AOP) that was entered into on 31 August 2021, and had a year end carrying amount of £10m, of which £7m was still to be paid as at 31 December 2021 (see note 36). AOP is incorporated in Delaware and is a Limited Liability Company. It was set up with XIX Entertainment to create a new entertainment driven performing arts learning platform, which will offer coaching from renowned instructors, with a combination of physical locations and online learning.
The Group’s 25% interest in Penguin Random House was disposed of in April 2020 (see note 31). Funds loaned to Penguin Random House were repaid at the point of disposal. Prior to the completion of the sale of Penguin Random House, the Group received dividends of £1m from Penguin Random House.
There were no other material transactions with associates or joint ventures during 2021 or 2020.
13. Deferred income tax

All figures in £ millions	2021	2020
Deferred income tax assets	57	32
Deferred income tax liabilities	(40)	(62)

Net deferred income tax asset/(liability)	17	(30)

Substantially all of the deferred income tax assets are expected to be recovered after more than one year.

F-
51

Notes to the consolidated financial statements
13. Deferred income tax continued

Deferred income tax assets and liabilities shall be offset when there is a legally enforceable right to offset current income tax assets with current income tax liabilities and where the deferred income taxes relate to the same fiscal authority. At 31 December 2021, the Group has gross tax losses for which no deferred tax asset is recognised of £166m (2020: £166m) in respect of UK losses, £391m (2020: £369m) in respect of US losses and approximately £164m (2020: £300m) in respect of losses in other territories. The UK losses are capital losses which can be carried forward indefinitely. The US losses relate to federal and state taxes. Federal tax losses can be carried forward indefinitely; certain state tax losses may have expiry periods between one and 20 years.
In the UK March Budget 2021, the Government announced that from 1 April 2023 the UK corporation tax rate will increase to 25%, and this was substantively enacted on 24 May 2021. UK deferred tax balances have been remeasured at the enacted rate. The UK corporation tax rate increase has resulted in an increase of £27m in the UK deferred tax liability associated with the UK Group pension plan asset position, which has been recognised in other comprehensive income. The UK corporation tax rate change is beneficial to the Group’s statutory tax rate as it increases the value of certain UK tax attributes of the Group, such as tax losses.
Other gross deductible temporary for which no deferred tax asset is recognised total £22m (2020: £56m). The amount of temporary differences associated with subsidiaries for which no deferred tax has been provided is not material.
Deferred income tax assets of £19m (2020: £20m) have been recognised in countries that reported a tax loss in either the current or preceding year. This primarily arises in Brazil in respect of tax deductible goodwill and tax losses. It is considered more likely than not that there will be sufficient future taxable profits to realise these assets.
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
The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Trading losses	Accruals and other provisions	Retirement benefit obligations	Deferred revenue	Goodwill and intangibles	Interest limitations	Other	Total
Deferred income tax assets/ (liabilities)
At 1 January 2020	89	34	(38)	41	(199)	57	27	11
Exchange differences	2	(3)	(1)	(2)	2	(4)	(2)	(8)
Income statement (charge)/benefit	(44)	4	(12)	6	(12)	23	5	(30)
Tax benefit/(charge) in other comprehensive income	—	—	2	—	—	—	(5)	(3)

At 31 December 2020	47	35	(49)	45	(209)	76	25	(30)

Exchange differences	—	(1)	—	—	(2)	—	2	(1)
Acquisition of subsidiaries	1	—	—	—	4	—	—	5
Income statement benefit/(charge)	34	30	2	7	29	(21)	30	111
Tax charge in other comprehensive income	—	—	(61)	—	—	—	(7)	(68)

At 31 December 2021	82	64	(108)	52	(178)	55	50	17

F-
52

Notes to the consolidated financial statements
13. Deferred income tax continued

Other deferred income tax items include temporary differences in respect of share-based payments, depreciation and royalty advance
s
.
As at 31 December 2021, no deferred income tax assets or liabilities were classified as held for sale (2020: £nil).
14. Classification of financial instruments
The accounting classification of each class of the Group’s financial assets, and their carrying values, is as follows:

		2021					2020
		Fair value			Amortised cost		Fair value			Amortised cost
All figures in £ millions	Notes	Fair value through other comprehensive income	Fair value through profit and loss	Fair value – hedging instrument	Financial assets	Total carrying value	Fair value through other comprehensive income	Fair value through profit and loss	Fair value – hedging instrument	Financial assets	Total carrying value

Investments in unlisted securities	15	113	—	—	—	113	138	—	—	—	138
Cash and cash equivalents	17	—	84	—	853	937	—	93	—	1,004	1,097
Derivative financial instruments	16	—	—	32	—	32	—	2	61	—	63
Trade receivables	22	—	—	—	854	854	—	—	—	803	803
Investment in finance lease receivable	22	—	—	—	115	115	—	—	—	130	130
Other receivable		—	87	—	—	87	—	96	—	—	96

Total financial assets		113	171	32	1,822	2,138	138	191	61	1,937	2,327

The carrying value of the Group’s financial assets is equal to, or approximately equal to, the market value. The other receivable relates to the receivable which arose on the disposal of the US
K-12
business and is included in current other receivables in note 22.
The accounting classification of each class of the Group’s financial liabilities, together with their carrying values and market values, is as follows:

		2021					2020
		Fair value		Amortised cost			Fair value		Amortised cost
All figures in £ millions	Notes	Fair value through profit and loss	Fair value – hedging instrument	Other financial liabilities	Total carrying value	Total market value	Fair value through profit and loss	Fair value – hedging instrument	Other financial liabilities	Total carrying value	Total market value

Derivative financial instruments	16	(12)	(22)	—	(34)	(34)	(30)	(22)	—	(52)	(52)
Trade payables	24	—	—	(351)	(351)	(351)	—	—	(340)	(340)	(340)
Bank loans and overdrafts	18	—	—	—	—	—	—	—	(3)	(3)	(3)
Other borrowings due within one year	18	—	—	(155)	(155)	(155)	—	—	(251)	(251)	(249)
Borrowings due after more than one year	18	—	—	(1,245)	(1,245)	(1,276)	—	—	(1,397)	(1,397)	(1,451)

Total financial liabilities		(12)	(22)	(1,751)	(1,785)	(1,816)	(30)	(22)	(1,991)	(2,043)	(2,095)

The market value of leases has been stated at book value.

F-
53

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
The Group’s bonds valued at £767m (2020: £965m) and money market funds of £84m (2020: £93m) included within cash and cash equivalents are classified as level 1. The Group’s derivative assets valued at £32m (2020: £63m) and derivative liabilities valued at £34m (2020: £52m) are classified as level 2. The Group’s investments in unlisted securities are valued at £113m (2020: £138m) and the other receivable is valued at £87m (2020: £96m); both are classified as level 3.
The following table analyses the movements in level 3 fair value remeasurements:

	2021			2020
All figures in £ millions	Other receivable	Investments in unlisted securities	Total	Total
At beginning of year	96	138	234	304
Exchange differences	1	1	2	(11)
Acquisition of investments and other receivable	—	4	4	6
Disposal of investments and other payables	(16)	(54)	(70)	(105)
Fair value movements	6	24	30	40

At end of year	87	113	200	234

The fair value of the investments in unlisted securities is determined by reference to the financial performance of the underlying asset, recent funding rounds and amounts realised on the sale of similar assets.
On initial recognition, the fair value of the other receivable, which arose on the disposal of the US
K-12
business, was determined using present value techniques whereby the expected value of future cash flows was discounted using a rate which is representative of the creditworthiness of the US
K-12
business. During the year, the Group received £16m as a partial repayment, with the remaining amounts reclassified as a current asset. The receivable was repaid in January 2022 (see note 37).
15. Other financial assets

All figures in £ millions	2021	2020
At beginning of year	138	122
Exchange differences	1	(4)
Acquisition of investments	4	6
Disposal of investments	(54)	—
Fair value movements	24	14

At end of year	113	138

F-
54

Notes to the consolidated financial statements
15. Other financial assets continued

Other financial assets are unlisted securities of £113m (2020: £138m)
that are classified at fair value through other comprehensive income (FVOCI). The assets, which are not held for trading, relate to the Group’s interests in new and innovative educational ventures across the world. These are strategic investments and the Group considers the classification as FVOCI to be more relevant. None of the investments are individually significant to the financial statements and therefore sensitivities have not been provided.
16. Derivative financial instruments and hedge accounting
The Group’s approach to the management of financial risks is set out in note 19. The Group’s outstanding derivative financial instruments are as follows:

	2021			2020
All figures in £ millions	Gross notional amounts	Assets	Liabilities	Gross notional amounts	Assets	Liabilities
Interest rate derivatives – in a fair value hedge relationship	168	5	—	354	12	—
Interest rate derivatives – not in a hedge relationship	217	—	(9)	550	—	(27)
Cross-currency rate derivatives – in a hedge relationship	331	24	(21)	516	44	(20)
FX derivatives – in a hedge relationship	237	3	(1)	193	5	(2)
FX derivatives – not in a hedge relationship	193	—	(3)	361	2	(3)

Total	1,146	32	(34)	1,974	63	(52)

Analysed as expiring:
In less than one year	393	2	(4)	1,238	18	(12)
Later than one year and not later than five years	679	30	(26)	663	45	(32)
Later than five years	74	—	(4)	73	—	(8)

Total	1,146	32	(34)	1,974	63	(52)

The Group’s treasury policies only allow derivatives to be traded where the objective is risk mitigation. These are then designated for hedge accounting using the following criteria:

•
Where interest rate and cross-currency interest rate swaps are used to convert fixed rate debt to floating and we expect to receive inflows equal to the fixed rate debt interest, these are classified as fair value hedges

•
Where derivatives are used to create a future foreign currency liability to provide protection against currency movements affecting the valuation of an overseas investment, these are designated as a net investment hedge

•
If the derivative and the underlying hedged exposure would normally be revalued through the income statement and valuation changes are expected to be perfectly or near perfectly equal and opposite, these will not be classified in a hedge relationship.

The Group’s fixed rate USD debt is held as fixed rate instruments at amortised cost.
At 31 December 2021, £173m of the Group’s fixed rate euro debt is converted to a floating rate exposure using interest rate and cross-currency swaps. The Group receives interest under its euro debt related swap contracts to match the interest of 1.375% on its euro 2025 notes and, in turn, pays a floating USD LIBOR+ a spread of 1.36%.

F-
55

Notes to the consolidated financial statements
16. Derivative financial instruments and hedge accounting continued

USD interest rate swaps are subsequently used to fix an element of the interest charge. The all-in
rates (including the spread above LIBOR) that the Group pays is circa 3.6%. In addition to this, the Group has executed additional interest rate swaps to offset the floating rate borrowings paying circa 2%. At 31 December 2021, the Group had interest rate swap contracts to fix £217m of debt and a further £590m of outstanding fixed rate bonds, bringing the total fixed rate debt to £807m. These fixed interest rate derivatives are not designated in hedging relationships. Additionally, the Group uses FX derivatives including forwards, collars and cross-currency swaps to create synthetic USD debt as a hedge of its USD assets and to achieve certainty of USD currency conversion rates, in line with the Group’s FX hedging policy. Outstanding contracts as at 31 December 2021 were held at an average GBP:USD rate of 1.46. The Group also uses FX derivatives to create synthetic BRL debt as a hedge of BRL assets; these are held at an average GBP:BRL rate of 7.71. These derivatives are in designated net investment hedging relationships. The weighted average rate achieved for the bonds in a net investment hedge relationship was GBP:USD 1.59 for the USD bonds and EUR:GBP 0.86 for the euro bonds. Outstanding contracts on the cross-currency swaps at 31 December 2021 were held at an average EUR:GBP rate of 0.72. These derivatives are in designated fair value hedging relationships.
The Group’s portfolio of rate derivatives is diversified by maturity, counterparty and type. Natural offsets between transaction within the portfolio and the designation of certain derivatives as hedge significantly reduce the risk of income statement volatility. The sensitivity of the portfolio to changes in market rates is set out in note 19.
Fair value hedges
The Group uses interest rate swaps and cross-currency swaps as fair value hedges of the Group’s euro issued debt.
Interest rate exposure arises from movements in the fair value of the Group’s euro debt attributable to movements in euro interest rates. The hedged risk is the change in the euro bonds fair value attributable to interest rate movements. The hedged items are the Group’s euro bonds which are issued at a fixed rate. The hedging instruments are fixed to floating euro interest rate swaps where the Group receives fixed interest payments and pays three-month Euribor.
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
A foreign currency exposure arises from foreign exchange fluctuations on translation of the Group’s euro debt into GBP. The hedged risk is the risk of changes in the GBPEUR spot rate that will result in changes in the value of the euro debt when translated into GBP. The hedged items are a portion of the Group’s euro bonds. The hedging instruments are floating cross currency swaps which mitigates an exposure to the effect of euro strengthening against GBP within the hedge item.
As the critical terms of the cross-currency swap match the bonds, there is an expectation that the value of the hedging instrument and the value of the hedged item move in the opposite direction as a result of movements in the EUR:GBP exchange rate. The hedge ratio is 100%. Potential source of hedge ineffectiveness are a reduction or modification in the hedge item or a material change in the credit risk of swap counterparties.

F-5
6

Notes to the consolidated financial statements
16. Derivative financial instruments and hedge accounting continued
Fair value hedges continued

The Group held the following instruments to hedge exposures to changes in interest rates and foreign currency risk associated with borrowings:

	2021
All figures in £ millions	Carrying amount of hedging instruments	Change in fair value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments
Derivative financial instruments for interest rate risk	5	(5)	168
Derivative financial instruments for currency risk	24	(20)	168

	2020
All figures in £ millions	Carrying amount of hedging instruments	Change in fair value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments
Derivative financial instruments for interest rate risk	12	—	354
Derivative financial instruments for currency risk	44	19	354
The amounts at the reporting date relating to items designated as hedge items were as follows:

	2021
All figures in £ millions	Carrying amount of hedged items	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount	Change in fair value of hedged item used to determine hedge ineffectiveness	Hedge ineffectiveness	Line item in profit or loss that includes hedge ineffectiveness
Interest rate risk
Financial liabilities – borrowings	(173)	(4)	5	—	n/a
Currency risk
Financial liabilities – borrowings	(173)	n/a	20	—	n/a

	2020
All figures in £ millions	Carrying amount of hedged items	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount	Change in fair value of hedged item used to determine hedge ineffectiveness	Hedge ineffectiveness	Line item in profit or loss that includes hedge ineffectiveness
Interest rate risk
Financial liabilities – borrowings	(367)	(9)	—	—	n/a
Currency risk
Financial liabilities – borrowings	(367)	n/a	(19)	—	n/a

F-5
7

Notes to the consolidated financial statements
16. Derivative financial instruments and hedge accounting continued

Hedge of net investment in a foreign operation
A foreign currency exposure arises from the translation of the Group’s net investments in its subsidiaries which have USD, EUR and BRL functional currencies. The hedged risk is the risk of changes in the GBPUSD, GBPEUR and GBPBRL spot rates that will result in changes in the value of the Group’s net investment in its USD, EUR and BRL assets when translated into GBP. The hedged items are a portion of the Group’s assets which are denominated in USD, EUR and BRL. The hedging instruments are debt and derivative financial instruments, including cross-currency swaps, FX forwards (including non-deliverable
forwards) and FX collars, which mitigates an exposure to the effect of a weakening USD, EUR or BRL on the hedged item against GBP.
It is expected that the change in value of each of these items will mirror each other as there is a clear and direct economic relationship between the hedging instrument and the hedged item in the hedge relationship.
Hedge ineffectiveness would arise if the value of the hedged items fell below the value of the hedging instruments; however, this is unlikely as the value of the Group’s assets denominated in USD, EUR and BRL is significantly greater than the proposed net investment programme.
The amounts related to items designated as hedging instruments were as follows:

	2021
All figures in £ millions	Carrying amount of hedging instruments	Change in value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments	Hedging gains/(losses) recognised in OCI	Hedge ineffectiveness recognised in profit or loss
Derivative financial instruments	(19)	(2)	(400)	(2)	—
Financial liabilities – borrowings	(240)	4	(240)	4	—

	2020
All figures in £ millions	Carrying amount of hedging instruments	Change in value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments	Hedging gains/(losses) recognised in OCI	Hedge ineffectiveness recognised in profit or loss
Derivative financial instruments	(17)	3	(355)	3	—
Financial liabilities – borrowings	(246)	1	(246)	1	—
In addition to the above, £9m (2020: £15m) of hedging gains were recognised in OCI in relation to derivative financial instruments that matured during the year. In 2020, £14m of losses accumulated in the translation reserve are reclassified to the income statement as a result of the disposal of Penguin Random House. Included in the translation reserve is a cost of hedging reserve relating to the time value of FX collars which is not separately disclosed due to materiality. The value of that reserve will decrease over the life of the hedge transaction. The balance as at 1 January and 31 December 2021 was £1m.

F-5
8

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

	2021			2020
All figures in £ millions	Gross derivative assets	Gross derivative liabilities	Net derivative assets/ liabilities	Gross derivative assets	Gross derivative liabilities	Net derivative assets/ liabilities
Counterparties in an asset position	17	(12)	5	35	(10)	25
Counterparties in a liability position	15	(22)	(7)	28	(42)	(14)

Total as presented in the balance sheet	32	(34)	(2)	63	(52)	11

All of the Group’s derivative financial instruments are subject to enforceable netting arrangements with individual counterparties, allowing net settlement in the event of default of either party. Offset arrangements in respect of cas
h
 balances are described in note 17.
Counterparty exposure from all derivatives is managed, together with that from deposits and bank account balances, within credit limits that reflect published credit ratings and by reference to other market measures (e.g. market prices for credit default swaps) to ensure that there is no significant exposure to any one counterparty’s credit risk.
The Group has no material embedded derivatives that are required to be separately accounted for in accordance with IFRS 9 ‘Financial Instruments’.
17. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2021	2020
Cash at bank and in hand	660	599
Short-term bank deposits	277	498

	937	1,097

Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.
At the end of 2021, the currency split of cash and cash equivalents was US dollar 37% (2020: 14%), sterling 24% (2020: 64%), and other 39% (2020: 22%).
Cash and cash equivalents have fair values that approximate to their carrying value due to their short-term nature.
Cash and cash equivalents include the following for the purpose of the cash flow statement:

All figures in £ millions	2021	2020
Cash and cash equivalents	937	1,116
Bank overdrafts	—	(3)

	937	1,113

9

Notes to the consolidated financial statements
17. Cash and cash equivalents (excluding overdrafts) continued

There is no cash and cash equivalents balance classified as held for sale (2020: £19m). The Group has certain cash pooling arrangements in US dollars, sterling and Canadian dollars where both the company and the bank have a legal right of offset. Offsetting amounts are presented gross in the balance sheet. Offset arrangements in respect of derivatives are shown in note 16.
18. Financial liabilities – borrowings
The Group’s current and
non-current
borrowings are as follows:

All figures in £ millions	2021	2020
Non-current
3.75% US dollar notes 2022 (nominal amount $ 117 m)	—	86
3.25% US dollar notes 2023 (nominal amount $94m)	70	69
1.375% euro notes 2025 (nominal amount €300m)	257	279
3.75% GBP notes 2030 (nominal amount £350m)	353	353
Lease liabilities (see note 35)	565	610

	1,245	1,397

Current (due within one year or on demand)
Bank loans and overdrafts	—	3
1.875% euro notes 2021 (nominal amount €195m)	—	178
3.75% US dollar notes 2022 (nominal amount $117m)	87	—
Lease liabilities (see note 35)	68	73

	155	254

Total borrowings	1,400	1,651

Included in the
non-current
borrowings above is £10m of accrued interest (2020: £11m). Included in the current borrowings above is £0.5m of accrued interest (2020: £2m). In addition to the above, there are no
non-current
borrowings (2020: £
66
m) or current borrowings (2020: £
3
m) classified as held for sale. The maturities of the Group’s non-current
borrowings are as follows:

All figures in £ millions	2021	2020
Between one and two years	140	160
Between two and five years	435	531
Over five years	670	706

	1,245	1,397

F-
60

Notes to the consolidated financial statements
18. Financial liabilities – borrowings continued

The carrying amounts and market values of borrowings are as follows:

	2021			2020
All figures in £ millions	Effective interest rate	Carrying value	Market value	Effective interest rate	Carrying value	Market value
Bank loans and overdrafts	n/a	—	—	n/a	3	3
1.875% euro notes 2021	n/a	—	—	2.04%	178	176
3.75% US dollar notes 2022	3.94%	87	87	3.94%	86	88
3.25% US dollar notes 2023	3.36%	70	71	3.36%	69	71
1.375% euro notes 2025	1.44%	257	260	1.44%	279	278
3.75% GBP notes 2030	3.93%	353	380	3.93%	353	404

		767	798		968	1,020

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
The carrying amounts of the Group’s borrowings before the effect of derivatives (see notes 16 and 19 for further information on the impact of derivatives) are denominated in the following currencies:

All figures in £ millions	2021	2020
US dollar	434	458
Sterling	674	686
Euro	268	472
Other	24	35

	1,400	1,651

The Group has $1.19bn (£0.9bn) of undrawn capacity on its committed borrowing facilities as at 31 December 2021 (2020: $1.19bn (£0.9bn) undrawn). In addition, there are a number of short-term facilities that are utilised in the normal course of business. All of the Group’s borrowings are unsecured. In respect of lease obligations, the rights to the leased asset revert to the lessor in the event of default.
19. Financial risk management
The Group’s approach to the management of financial risks together with sensitivity analyses of its financial instruments is set out below.
Treasury policy
Pearson’s treasury policies set out the Group’s principles for addressing key financial risks including capital risk, liquidity risk, foreign exchange risk and interest rate risk, and sets out measurable targets for each. The Audit Committee receives quarterly reports incorporating compliance with measurable targets and reviews and approves any changes to treasury policies annually.
The treasury function is permitted to use derivatives where their use reduces a risk or allows a transaction to be undertaken more cost effectively. Derivatives permitted include swaps, forwards and collars to manage foreign exchange and interest rate risk, with foreign exchange swap and forward contracts the most commonly executed. Speculative transactions are not permitted.

F-
61

Notes to the consolidated financial statements
19. Financial risk management continued

Capital risk
The Group’s objectives when managing capital are:

•	To maintain a strong balance sheet and a solid investment grade rating;

•	To continue to invest in the business organically and through acquisitions; and

•	To have a sustainable and progressive dividend policy.
In September 2021, Standard & Poor’s Financial Services LLC withdrew its ratings at the request of the Group. Fitch Ratings Limited assigned a first-time Long-Term Issuer Default Rating (“IDR”) of
‘BBB-’
(stable outlook) to the Group. The Group’s bonds are rated Baa3 (stable outlook) and
BBB-
(stable outlook) by Moody’s Investors Service and Fitch Ratings Limited respectively.
Net debt
The Group’s net debt position is set out below:

All figures in £ millions	2021	2020
Cash and cash equivalents	937	1,116
Derivative financial instruments	(2)	11
Bank loans and overdrafts	—	(3)
Bonds	(767)	(965)
Investment in finance lease receivable	115	130
Lease liabilities	(633)	(752)

Net debt	(350)	(463)

At 31 December 2020, net debt presented above includes borrowings of £69m and cash and cash equivalents of £19m which are included in assets and liabilities held for sale. There are no balances held for sale as at 31 December 2021.
Interest and foreign exchange rate management
The Group’s principal currency exposure is to the US dollar which represents more than 60% of the Group’s sales.
The Group’s long-term debt is primarily held in US dollars to provide a natural hedge of this exposure, which is achieved through issued US dollar debt or converting euro debt to US dollars using cross-currency swaps, forwards and collars. As at 31 December 2021 and 2020, the Group’s debt of £1,400m (2020: £1,651m) is all held at fixed rates.
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

F-
62

Notes to the consolidated financial statements
19. Financial risk management continued
Interest and foreign exchange rate management continued

As at 31 December 2021, the sensitivity of the carrying value of the Group’s financial instruments to fluctuations in interest rates and exchange rates is as follows:

	2021
All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling
Investments in unlisted securities	113	—	—	(9)	11
Other receivable	87	—	—	(8)	10
Cash and cash equivalents	937	—	—	(43)	53
Derivative financial instruments	(2)	6	(6)	(1)	1
Bonds	(767)	5	(5)	37	(45)
Other borrowings	(633)	—	—	57	(70)
Investment in finance lease receivable	115	—	—	(11)	13
Other net financial assets	503	—	—	(42)	51

Total	353	11	(11)	(20)	24

	2020
All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling
Investments in unlisted securities	138	—	—	(11)	13
Other receivable	96	—	—	(9)	11
Cash and cash equivalents	1,097	—	—	(55)	25
Derivative financial instruments	11	17	(19)	3	1
Bonds	(965)	9	(9)	54	(67)
Other borrowings	(686)	—	—	62	(76)
Investment in finance lease receivable	130	—	—	(12)	14
Other net financial assets	463	—	—	(44)	40

Total	284	26	(28)	(12)	(39)

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
The Group’s income statement is reported at average rates for the year while the balance sheet is translated at the year-end
closing rate. Differences between these rates can distort ratio calculations such as debt to EBITDA and interest cover. Adjusted operating profit translated at year-end
closing rates would be £6m higher (2020: £25m lower) than the reported figure of £385m (2020: £313m) at £391m (2020: £288m). Adjusted EBITDA translated at year-end
closing rates would be £8m higher (2020: £38m lower) than the reported figure of £598m (2020: £550m) at £606m (2020: £512m).
Liquidity and refinancing risk management
The Group regularly reviews the level of cash and debt facilities required to fund its activities. This involves preparing a prudent cash flow forecast for the next three to five years, determining the level of debt facilities

F-
63

Notes to the consolidated financial statements
19. Financial risk management continued
Liquidity and refinancing risk management continued

required to fund the business, planning for shareholder returns and repayments of maturing debt, and identifying an appropriate amount of headroom to provide a reserve against unexpected outflows.
At 31 December 2021, the Group had cash of £0.9bn (2020: £1.1bn) and no outstanding drawings (2020: £nil) on the US dollar denominated revolving credit facility due 2025 of $1.19bn (2020: $1.19bn).
The $1.19bn facility contains interest cover and leverage covenants which the Group has complied with for the year ended 31 December 2021. The maturity of the carrying values of the Group’s borrowings and trade payables are set out in notes 18 and 24 respectively.
At the end of 2021, the currency split of the Group’s trade payables was US dollar £199m (2020: £195m), sterling £76m (2020: £76m) and other currencies £76m (2020: £69m). Trade payables are all due within one year (2020: all due within one year).
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

	Analysed by maturity				Analysed by currency
All figures in £ millions	Greater than one month and less than one year	Later than one year but less than five years	Five years or more	Total	USD	GBP	Other	Total
At 31 December 2021
Bonds	107	386	403	896	162	468	266	896
Rate derivatives – inflows	(7)	(331)	—	(338)	(9)	(150)	(179)	(338)
Rate derivatives – outflows	12	339	4	355	203	150	2	355
FX forwards – inflows	(148)	—	—	(148)	—	(148)	—	(148)
FX forwards – outflows	148	—	—	148	90	—	58	148

Total	112	394	407	913	446	320	147	913

At 31 December 2020
Bonds	200	497	416	1,113	166	481	466	1,113
Rate derivatives – inflows	(186)	(350)	(1)	(537)	(12)	(152)	(373)	(537)
Rate derivatives – outflows	180	350	12	542	209	330	3	542
FX forwards – inflows	(68)	—	—	(68)	—	(68)	—	(68)
FX forwards – outflows	68	—	—	68	36	—	32	68

Total	194	497	427	1,118	399	591	128	1,118

F-
64

Notes to the consolidated financial statements
19. Financial risk management continued
Financial counterparty and credit risk management continued

Cash deposits and derivative transactions are made with approved counterparties up to pre-agreed limits. To manage counterparty risk associated with cash and cash equivalents, the Group uses a mixture of money market funds as well as bank deposits. As at 31 December 2021, 81% (2020: 88%) of cash and cash equivalents was held with investment grade bank counterparties, 9% (2020: 9%) with AAA money market funds and 10% (2020: 3%) with non-investment grade bank counterparties.
For trade receivables and contract assets, the Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, risk associated with the industry and country in which customers operate may also influence the credit risk. The credit quality of customers is assessed by taking into account financial position, past experience and other relevant factors. Individual credit limits are set for each customer based on internal ratings. The compliance with credit limits is regularly monitored by the Group. A default on a trade receivable is when the counterparty fails to make contractual payments within the stated payment terms. Trade receivables and contract assets are written off when there is no reasonable expectation of recovery. The carrying amounts of financial assets, trade receivables and contract assets represent the maximum credit exposure.
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
Amendments to IFRS 9 and IFRS 7 Interest Rate Benchmark Reform
In August 2020, the IASB published ‘Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)’ with amendments that address financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments were effective for annual periods beginning on or after 1 January 2021, with earlier application permitted.
The Group has limited exposure to changes in the IBOR benchmark. At 31 December 2021, the Group holds interest rate and cross-currency interest rate swaps (£29m assets in fair value hedge relationships and £29m liabilities of which £21m are in net investment hedge relationships). In addition, the Group has a revolving credit facility which was not drawn on 31 December 2021, for which the terms were updated in the period in accordance with industry standards. The Group has signed up to the ISDA protocol. For GBP exposures the Group transitioned GBP LIBOR to SONIA. The Group’s risk management strategy has not changed as a result of IBOR reform and the Group considers the impact of IBOR reform to be immaterial to the financial statements.

F-
65

Notes to the consolidated financial statements

20. Intangible assets – product development

All figures in £ millions	2021	2020
Cost
At 1 January	2,514	2,275
Exchange differences	—	(48)
Additions	287	323
Disposals and retirements	(92)	(31)
Disposal of subsidiary	(9)	—
Transfers	(2)	(5)

At 31 December	2,698	2,514

Amortisation
At 1 January	(1,609)	(1,405)
Exchange differences	(3)	45
Charge for the year	(260)	(280)
Impairment	(19)	—
Disposals and retirements	92	31
Disposal of subsidiary	3	—
Transfers	(8)	—

At 31 December	(1,804)	(1,609)

Carrying amounts at 31 December 2021	894	905

Included in the above are product development assets amounting to £601m (2020: £607m) which will be realised in more than one year. Amortisation is included in the income statement in cost of goods sold.
Product development assets are assessed for impairment triggers on an annual basis or when triggering events occur. In 2021, of the £19m impairment charges, £14m have been recognised as a result of asset write-offs related to the major restructuring programme. The full annual impairment test showed that there is adequate headroom across all product development assets and accordingly no further impairment charges were recognised in 2021 (2020: £nil
; 2019: £nil).
21. Inventories

All figures in £ millions	2021	2020
Raw materials	7	5
Work in progress	2	2
Finished goods	84	116
Returns asset	5	6

	98	129

The cost of inventories recognised as an expense and included in the income statement in cost of goods sold amounted to £171m (2020: £219m) including £22m (2020: £41m) of inventory provisions. None of the inventory is pledged as security. Included within the inventory balance is the estimation of the right to receive goods from contracts with customers via returns. The value of the returns asset is measured at the carrying amount of the assets at the time of sale aligned to the Group’s normal inventory valuation methodology less any expected costs to recover the asset and any expected reduction in value. Impairment charges against the inventory returns asset are £nil in 2021 (2020: £nil). The returns asset all relates to finished goods. The obsolescence provision takes account of the Group’s digital first strategy and the increasing shift towards print on demand. The year-on-year

F-6
6

Notes to the consolidated financial statements
21. Inventories continued

reduction in inventories is due to increased provisions for obsolescence and a reduction in the production of inventory due to the Group’s digital first strategy and the increasing shift towards print on demand.
22. Trade and other receivables

All figures in £ millions	2021	2020
Current
Trade receivables	853	795
Royalty advances	2	2
Prepayments	198	189
Investment in finance lease receivable	15	18
Accrued income	14	12
Other receivables	175	102

	1,257	1,118

Non-current
Trade receivables	1	8
Royalty advances	5	3
Prepayments	10	13
Investment in finance lease receivable	100	112
Accrued income	1	1
Interest receivable	8	—
Other receivables	4	86

	129	223

Accrued income represents contract assets which are unbilled amounts generally resulting from assessments and services revenue streams where revenue to be recognised over time has been recognised in excess of customer billings to date. Impairment charges on accrued income assets are £nil (2020: £nil). The carrying value of the Group’s trade and other receivables approximates its fair value. Trade receivables are stated net of provisions for bad and doubtful debts. In addition to the above, there are trade receivables of £nil (2020: £6m) classified as held for sale (see note 32).
The movements in the provision for bad and doubtful debts are as follows:

All figures in £ millions	2021	2020
At beginning of year	(74)	(92)
Exchange differences	—	6
Income statement movements	(15)	(26)
Utilised	26	32
Disposal of subsidiary	—	6

At end of year	(63)	(74)

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.

F-6
7

Notes to the consolidated financial statements
22. Trade and other receivables continued

The ageing of the Group’s gross trade receivables is as follows:

All figures in £ millions	2021	2020
Within due date	766	687
Up to three months past due date	58	73
Three to six months past due date	20	12
Six to nine months past due date	13	30
Nine to 12 months past due date	5	18
More than 12 months past due date	55	57

Gross trade receivables	917	877

The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances and historical payment profiles, and assessment of forward-looking risk factors including, where relevant, factors specifically related to
COVID-19.
Management believes all the remaining receivable balances are fully recoverable.
The increase in trade receivables held by the Group is driven by revenue growth which has increased debtors despite strong collections and an overall reduction in the bad debt provision. Other non-current
receivables have decreased due to the receipt of deferred proceeds in relation to the US
K-12
disposal; this receivable is now classified as current. Prepayments have increased due to timing differences on certain significant payments and lease receivables have decreased primarily due to payments received during the year.
23. Provisions for other liabilities and charges

All figures in £ millions	Property	Disposals and closures	Legal and other	Total
At 1 January 2021	8	4	21	33
Exchange differences	—	—	2	2
Provisions made during the year	9	1	36	46
Provisions reversed during the year	(2)	—	(2)	(4)
Provisions used during the year	—	—	(27)	(27)
Disposal of subsidiary	—	(3)	—	(3)

At 31 December 2021	15	2	30	47

F-6
8

Notes to the consolidated financial statements
23. Provisions for other liabilities and charges continued

Analysis of provisions:

	2021
All figures in £ millions	Property	Disposals and closures	Legal and other	Total
Current	11	2	27	40
Non-current	4	—	3	7

	15	2	30	47

	2020

Current	2	4	19	25
Non-current	6	—	2	8

	8	4	21	33

Property provisions in 2021 relate to the simplification of the Group’s property portfolio (see note 4) and in 2020 relate primarily to dilapidations. Disposals and closures relate to the disposal of the Pearson Institute of Higher Education.
Legal and other includes legal claims, contract disputes and potential contract losses with the provisions utilised as the cases are settled. Also included in legal and other are other restructuring provisions that are generally utilised within one year.
The year on year increase in provisions is mainly due to the new property provisions (see note 10) and the 2021 major restructuring programme (see note 4).
24. Trade and other liabilities

All figures in £ millions	2021	2020
Trade payables	351	340
Sales return liability	83	86
Social security and other taxes	13	17
Accruals	317	290
Deferred income	386	356
Interest payable	42	30
Other liabilities	159	157

	1,351	1,276
Less: non-current portion
Accruals	1	—
Deferred income	56	52
Other liabilities	38	28

	95	80

Current portion	1,256	1,196

9

Notes to the consolidated financial statements
24. Trade and other liabilities continued

The carrying value of the Group’s trade and other liabilities approximates its fair value. The deferred income balance comprises contract liabilities in respect of advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future periods. In addition to the above, there are accruals of £nil (2020: £2m) and deferred income of £nil (2020:£3m) classified as held for sale (see note 32). The increase in trade and other liabilities held by the Group is driven by timing differences which have increased deferred income, an increase in accruals related to severance and the recognition of deferred consideration in relation to acquisitions made in 2021.
25. Retirement benefit and other post-retirement obligations
Background
The Group operates a number of defined benefit and defined contribution retirement plans throughout the world.
The largest plan is the Pearson Pension Plan (UK Group plan) in the UK, which is sectionalised to provide both defined benefit and defined contribution pension benefits. The defined benefit section was largely closed to new members from 1 November 2006. The defined contribution section, opened in 2003, is open to new and existing employees. Finally, there is a separate section within the UK Group plan set up for auto-enrolment.
The defined benefit section of the UK Group plan is a final salary pension plan which provides benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits depends on the length of service and final pensionable pay.
The defined contribution section of the UK Group plan operates a Reference Scheme Test (RST) pension underpin for its members. Where a member’s fund value is insufficient to purchase the RST pension upon retirement, the UK Group plan is liable for the shortfall to cover the member’s RST pension. In addition, in recent years, the scheme rules were amended to enable members who have sufficient funds to purchase an RST pension the ability to convert their fund value into a pension in the UK Group plan as an alternative to purchasing an annuity with an insurer. The Group recognises any assets and liabilities relating to these features of the defined contribution section as part of the overall UK Group plan obligation. From 1 January 2021, the Group also recognized the assets and liabilities for all members of the defined contribution section of the UK Group plan, accounting for the whole defined contribution section as a defined benefit scheme under IAS 19 ‘Employee Benefits’ as there is a risk the underpin will require the Group to pay further contributions to the scheme. The net impact of this on the balance sheet is £nil.
The UK Group plan is funded with benefit payments from trustee-administered funds. The UK Group plan is administered in accordance with the Trust Deed and Rules in the interests of its beneficiaries by Pearson Group Pension Trustee Limited.
At 31 December 2021, the UK Group plan had approximately 26,500 members, analysed in the following table:

All figures in%	Active	Deferred	Pensioners	Total
Defined benefit	—	18	33	51
Defined contribution	11	38	—	49

Total	11	56	33	100

The other major defined benefit plans are based in the US. These are also final salary pension plans which provide benefits to members in the form of a guaranteed pension payable for life, with the level of benefits dependent on length of service and final pensionable pay. The majority of the US plans are fully funded.

F-
70

Notes to the consolidated financial statements
25. Retirement benefit and other post-retirement obligations continued
Background continued

The Group also has several post-retirement medical benefit plans (PRMBs), principally in the US. PRMBs are unfunded but are accounted for and valued similarly to defined benefit pension plans.
The defined benefit schemes expose the Group to actuarial risks, such as life expectancy, inflation risks and investment risk including asset volatility and changes in bond yields. The Group is not exposed to any unusual, entity-specific or plan-specific risks.
Key judgements
– Whether the Group will be eligible to receive the surplus associated with the UK Group Pension Plan in recognising a pension asset.
Key areas of estimation
– The determination of the pension cost and defined benefit obligation of the Group’s defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth and longevity.
Assumptions
The principal assumptions used for the UK Group plan and the US PRMB are shown below. Weighted average assumptions have been shown for the other plans, which primarily relate to US pension plans.

	2021			2020			2019

All figures in %	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB
Inflation	3.3	1.4	—	2.9	0.6	—	3.0	1.7	1.5
Rate used to discount plan liabilities	1.9	2.8	2.6	1.4	2.2	2.1	2.0	3.0	3.1
Expected rate of increase in salaries	3.8	2.7	—	3.4	2.2	—	3.5	2.9	3.0
Expected rate of increase for pensions in payment and deferred pensions	2.35 to 5.10	—	—	2.05 to 5.05	—	—	1.85 to 5.05	—	—
Initial rate of increase in healthcare rate	—	—	6.3	—	—	6.5	—	—	6.8
Ultimate rate of increase in healthcare rate	—	—	5.0	—	—	5.0	—	—	5.0
The UK discount rate is based on corporate bond yields adjusted to reflect the duration of liabilities.
The inflation rate for the UK Group plan of 3.3% (2020: 2.9%; 2019: 3.0%) reflects the RPI rate. In line with changes to legislation in 2010, certain benefits have been calculated with reference to CPI as the inflationary measure and in these instances a rate of 2.6% (2020: 2.2%; 2019: 2.0%) has been used. The CPI rate is determined as a weighted average deduction from the RPI rate, and allows for the expected change to the formula for calculating RPI to be in line with CPIH from 2030 onwards.
The expected rate of increase in salaries has been set at 3.8% for 2021 (2020: 3.4%; 2019: 3.5%).

F-
71

Notes to the consolidated financial statements
25. Retirement benefit and other post-retirement obligations continued
Assumptions continued

For the UK Group plan, the mortality base table assumptions have been updated and are derived from the SAPS S3 for males and females, adjusted to reflect the observed experience of the plan, with CMI model improvement factors. A 1.5% long-term rate improvement on the CMI 2020 model is applied for both males and females. The analysis of experience, and standard tables, do not reflect the impact of the ongoing
COVID-19
pandemic, the ultimate impact of which remains uncertain.
For the US plans, the mortality table (Pri – 2012) and 2021 improvement scale (MP – 2021) with generational projection for male and female annuitants has been adopted.
Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK Group plan and US plans is as follows:

	UK		US
All figures in years	2021	2020	2021	2020
Male	22.6	24.0	20.5	20.4
Female	24.8	24.3	22.5	22.4
The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

	UK		US
All figures in years	2021	2020	2021	2020
Male	24.2	25.6	22.0	21.9
Female	26.5	26.1	23.9	23.8
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
Financial statement information
The amounts recognised in the income statement are as follows:

	2021
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	17	2	19	37	—	56
Past service cost	—	—	—	—	—	—
Curtailments	—	—	—	—	—	—
Administration expenses	6	—	6	—	—	6

Total operating expense	23	2	25	37	—	62
Interest on plan assets	(55)	(2)	(57)	—	—	(57)
Interest on plan liabilities	49	3	52	—	1	53

Net finance (income)/expense	(6)	1	(5)	—	1	(4)

Net income statement charge	17	3	20	37	1	58

F-
72

Notes to the consolidated financial statements
25. Retirement benefit and other post-retirement obligations continued
Financial statement information continued

	2020
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	6	2	8	47	—	55
Past service cost	1	—	1	—	—	1
Curtailments	—	(1)	(1)	—	—	(1)
Administration expenses	5	—	5	—	—	5

Total operating expense	12	1	13	47	—	60
Interest on plan assets	(66)	(3)	(69)	—	—	(69)
Interest on plan liabilities	57	5	62	—	1	63

Net finance (income)/expense	(9)	2	(7)	—	1	(6)

Net income statement charge	3	3	6	47	1	54

	2019
All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	6	3	9	57	—	66
Past service cost	—	—	—	—	—	—
Curtailments	(2)	—	(2)	—	(1)	(3)
Administration expenses	6	—	6	—	—	6

Total operating expense	10	3	13	57	(1)	69
Interest on plan assets	(89)	(5)	(94)	—	—	(94)
Interest on plan liabilities	73	6	79	—	2	81

Net finance (income)/expense	(16)	1	(15)	—	2	(13)

Net income statement charge	(6)	4	(2)	57	1	56

The amounts recognised in the balance sheet are as follows:

	2021				2020
All figures in £ millions	UK Group plan	Other funded plans	Other unfunded plans	Total	UK Group plan	Other funded plans	Other unfunded plans	Total
Fair value of plan assets	4,125	120	—	4,245	3,588	119	—	3,707
Present value of defined benefit obligation	(3,588)	(123)	(20)	(3,731)	(3,178)	(135)	(21)	(3,334)

Net pension asset/(liability)	537	(3)	(20)	514	410	(16)	(21)	373
Other post-retirement medical benefit obligation				(34)				(39)
Other pension accruals				(9)				(9)

Net retirement benefit asset				471				325

Analysed as:
Retirement benefit assets				537				410
Retirement benefit obligations				(66)				(85)

F-7
3

Notes to the consolidated financial statements
25. Retirement benefit and other post-retirement obligations continued
Financial statement information continued

The following gains/(losses) have been recognised in other comprehensive income:

All figures in £ millions	2021	2020	2019
Amounts recognised for defined benefit plans	145	(24)	(148)
Amounts recognised for post-retirement medical benefit plans	4	1	3

Total recognised in year	149	(23)	(145)

The fair value of plan assets comprises the following:

	2021			2020

All figures in %	UK Group plan	Other funded plans	Total	UK Group plan	Other funded plans	Total
Insurance	35	—	35	42	—	42
Equities	11	1	12	1	1	2
Fixed interest securities	7	2	9	5	1	6
Property	5	—	5	5	—	5
Pooled asset investment funds	30	—	30	34	—	34
Other	9	—	9	11	—	11
The plan assets do not include any of the Group’s own financial instruments, or any property occupied by the Group. The table below further disaggregates the plan assets into those assets which have a quoted market price in an active market and those that do not:

	2021		2020

All figures in %	Quoted market price	No quoted market price	Quoted market price	No quoted market price
Insurance	35	—	42	—
Equities	11	1	—	2
Fixed-interest securities	9	—	6	—
Property	—	5	—	5
Pooled asset investment funds	30	—	34	—
Other	—	9	—	11

Total	85	15	82	18

The liquidity profile of the UK Group plan assets is as follows:

All figures in %	2021	2020
Liquid – call <1 month	51	39
Less liquid – call 1–3 months	—	—
Illiquid – call >3 months	49	61

F-
74

Notes to the consolidated financial statements
25. Retirement benefit and other post-retirement obligations continued
Financial statement information continued

Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

All figures in £ millions	2021			2020
	UK Group plan	Other plans	Total	UK Group plan	Other plans	Total
Fair value of plan assets
Opening fair value of plan assets	3,588	119	3,707	3,341	120	3,461
Recognition of Money Purchase assets	513	—	513	—	—	—
Exchange differences	—	2	2	—	(3)	(3)
Interest on plan assets	55	2	57	66	3	69
Return on plan assets excluding interest	71	6	77	297	8	305
Contributions by employer	14	1	15	3	5	8
Benefits paid	(123)	(10)	(133)	(119)	(14)	(133)
Contributions by employees	7	—	7	—	—	—

Closing fair value of plan assets	4,125	120	4,245	3,588	119	3,707

Present value of defined benefit obligation
Opening defined benefit obligation	(3,178)	(156)	(3,334)	(2,912)	(157)	(3,069)
Recognition of Money Purchase liabilities	(513)	—	(513)	—	—	—
Exchange differences	—	(1)	(1)	—	3	3
Current service cost	(17)	(2)	(19)	(6)	(2)	(8)
Past service cost	—	—	—	(1)	—	(1)
Curtailments	—	—	—	—	1	1
Administration expenses	(6)	—	(6)	(5)	—	(5)
Interest on plan liabilities	(49)	(3)	(52)	(57)	(5)	(62)
Actuarial (losses)/gains – experience	(100)	3	(97)	(18)	(2)	(20)
Actuarial (losses)/gains – demographic	(1)	—	(1)	1	1	2
Actuarial gains/(losses) – financial	160	6	166	(299)	(11)	(310)
Contributions by employee	(7)	—	(7)	—	2	2
Benefits paid	123	10	133	119	14	133

Closing defined benefit obligation	(3,588)	(143)	(3,731)	(3,178)	(156)	(3,334)

From 1 January 2021, the Group has recognised the assets and liabilities for all members of the defined contribution section of the UK Group plan, accounting for the whole defined contribution section as a defined benefit scheme under IAS 19 ‘Employee Benefits’. The net impact on the balance sheet is £nil, however, the gross amounts of £513m can be seen in the table above. Subsequent movements to those assets and liabilities are included in the relevant lines in the table above.
The weighted average duration of the defined benefit obligation is 16 years for the UK and seven years for the US.

F-
75

Notes to the consolidated financial statements
25. Retirement benefit and other post-retirement obligations continued
Financial statement information continued

Changes in the value of the US PRMB are as follows:

All figures in £ millions	2021	2020
Opening defined benefit obligation	(39)	(43)
Exchange differences	(1)	1
Interest on plan liabilities	(1)	(1)
Actuarial gains – experience	2	3
Actuarial gains – demographic	—	1
Actuarial gains/(losses) – financial	2	(3)
Benefits paid	3	3

Closing defined benefit obligation	(34)	(39)

Funding
The UK Group plan is self-administered with the plan’s assets being held independently of the Group in trust. The trustee of the UK Group plan is required to act in the best interest of the plan’s beneficiaries. The most recent triennial actuarial valuation for funding purposes was completed as at 1 January 2021 and this valuation revealed a technical provisions funding surplus of £160m. The UK Group plan expects to be able to provide benefits (in accordance with the plan rules) with a very low level of reliance on future funding from the Group.
Assets of the UK Group plan are divided into two elements: matching assets, which are assets that produce cash flows that can be expected to match the cash flows for a proportion of the membership, and include a liability-driven investment mandate (UK bonds, interest rate/inflation swaps and other derivative instruments), pensioner buy-in
insurance policies, inflation-linked property and infrastructure, and return-seeking assets, which are assets invested with a longer-term horizon to generate the returns needed to provide the remaining expected cash flows for the beneficiaries, and include diversified growth funds, property and alternative asset classes. The UK Group plan’s long-term investment strategy allocates 95% to matching assets and 5% to return-seeking assets.
Following the purchase of
buy-in
policies with Legal & General and Aviva in 2017 and 2019, 95% of the UK Group plan’s pensioner liabilities are now matched with buy-in
policies. These transfer significant longevity risk to Aviva and Legal & General, reducing the pension risks being underwritten by the Group and providing additional security for members.
Regular employer contributions to the UK Group plan in respect of the defined benefit sections are estimated to be £3m for 2022.
Sensitivities
The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

	2021

All figures in £ millions	1% increase	1% decrease
Effect:
(Decrease)/increase in defined benefit obligation – UK Group plan	(450)	616
(Decrease)/increase in defined benefit obligation – US plan	(9)	11

F-7
6

Notes to the consolidated financial statements
25. Retirement benefit and other post-retirement obligations continued
Sensitivities continued

The effect of members living one year more or one year less on the defined benefit obligation is as follows:

	2021

All figures in £ millions	One year increase	One year decrease
Effect:
Increase/(decrease) in defined benefit obligation – UK Group plan	107	(108)
Increase/(decrease) in defined benefit obligation – US plan	4	(3)

The effect of a half percentage point increase and decrease in the inflation rate is as follows:

	2021

All figures in £ millions	0.5% increase	0.5% decrease
Effect:
Increase/(decrease) in defined benefit obligation – UK Group plan	142	(141)
Increase/(decrease) in defined benefit obligation – US plan	—	—

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
26. Share-based payments
The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

All figures in £ millions	2021	2020	2019
Pearson plans	28	29	25
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

F-7
7

Notes to the consolidated financial statements
26. Share-based payments continued

Long-Term Incentive Plan
– The plan was first introduced in 2001 and from time to time the plan rules are renewed. The plan consists of restricted shares. The vesting of restricted shares is normally dependent on continuing service over a three to five-year period, and in the case of Executive Directors and senior management upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market
performance criteria. Restricted shares awarded to Executive Directors in May 2021 and May 2020 and May 2019 vest dependent on relative total shareholder return, return on invested capital and adjusted earnings per share growth. These awards are in addition to the 2020 one-off
co-investment
award for the Chief Executive, vesting in three equal tranches based on market and non-market
performance criteria. The applicable market condition for the vesting of the final tranche is on total shareholder return. Other restricted shares awarded in 2021, 2020 and 2019 generally vest depending on continuing service over periods of up to three years.
Management Incentive Plan
– The plan was introduced in 2017 combining the Group’s Annual Incentive Plan and Long-Term Incentive Plan for senior management. The number of shares to be granted to participants is dependent on Group performance in the calendar year preceding the date of grant (on the same basis as the Annual Incentive Plan). Subsequently, the shares vest dependent on continuing service over a three-year period, and additionally, in the case of the Pearson Executive Management team, upon satisfaction of non-market
based performance criteria as determined by the Remuneration Committee. Restricted shares awarded as part of the 2020 Management Incentive Plan were granted in April 2021 and those awarded as part of the 2019 management Incentive Plan were granted in April 2020. In 2021 this scheme has been replaced by the Long-Term Incentive Plan for senior management.
The following shares were granted under restricted share arrangements:

	2021		2020
	Number of shares 000s	Weighted average fair value £	Number of shares 000s	Weighted average fair value £
Long-Term Incentive Plan	6,394	7.27	5,598	4.94
Management Incentive Plan	630	7.71	696	5.29
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

F-7
8

Notes to the consolidated financial statements

27. Share capital and share premium

	Number of shares 000s	Share capital £m	Share premium £m
At 1 January 2020	782,099	195	2,614
Issue of ordinary shares – share option schemes	1,236	—	6
Purchase of own shares	(30,077)	(7)	—

At 31 December 2020	753,258	188	2,620
Issue of ordinary shares – share option schemes	3,544	1	6
Purchase of own shares	—	—	—

At 31 December 2021	756,802	189	2,626

The ordinary shares have a par value of 25p per share (2020: 25p per share). All issued shares are fully paid. All shareholders are entitled to receive dividends and vote at general meetings of the company. All shares have the same rights.
On 24 February 2022, the Board approved a £350m share buyback programme in order to return capital to shareholders. The programme will commence in 2022
. The shares bought back will be cancelled and the nominal value of the shares will be transferred to the capital redemption reserve. In 2020, approximately 30m shares were bought back and cancelled at a cost of £176m. The nominal value of these shares, £7m was transferred to the capital redemption reserve.
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
28. Treasury shares

	Number of shares 000s	£m
At 1 January 2020	3,258	24
Purchase of treasury shares	1,105	6
Release of treasury shares	(3,460)	(23)

At 31 December 2020	903	7
Purchase of treasury shares	2,158	16
Newly issued treasury shares	2,500	1
Release of treasury shares	(3,990)	(12)

At 31 December 2021	1,571	12

The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 0.2% (2020: 0.1%) of called-up
share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share.

9

Notes to the consolidated financial statements
28. Treasury shares continued

The nominal value of Pearson plc treasury shares amounts to £0.4m (2020: £0.2m). Dividends on treasury shares are waived.
At 31 December 2021, the market value of Pearson plc treasury shares was £10m (2020: £6m).
29. Other comprehensive income

	2021
	Attributable to equity holders of the company				Non- controlling interest	Total
All figures in £ millions	Fair value reserve	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	—	(6)	—	(6)	—	(6)
Currency translation adjustment disposed	—	4	—	4	—	4
Attributable tax	—	—	10	10	—	10

Items that are not reclassified to the income statement
Fair value gain on other financial assets	24	—	—	24	—	24
Attributable tax	—	—	(3)	(3)	—	(3)
Remeasurement of retirement benefit obligations - Group	—	—	149	149	—	149
Attributable tax	—	—	(61)	(61)	—	(61)

Other comprehensive income/(expense) for the year	24	(2)	95	117	—	117

	2020
	Attributable to equity holders of the company				Non- controlling interest	Total
All figures in £ millions	Fair value reserve	Translation reserve	Retained earnings	Total
Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations – Group	—	(109)	—	(109)	—	(109)
Currency translation adjustment disposed	—	(70)	—	(70)	—	(70)
Attributable tax	—	—	(13)	(13)	—	(13)

Items that are not reclassified to the income statement
Fair value gain on other financial assets	14	—	—	14	—	14
Attributable tax	—	—	(6)	(6)	—	(6)
Remeasurement of retirement benefit obligations - Group	—	—	(23)	(23)	—	(23)
Attributable tax	—	—	2	2	—	2

Other comprehensive income/(expense) for the year	14	(179)	(40)	(205)	—	(205)

F-

Notes to the consolidated financial statements
29. Other comprehensive income continued

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

30. Business combinations
In September 2021, Pearson completed the acquisition of 100% of the share capital of Faethm Holdings Pty Limited (Faethm), having already held 9% of the share capital previously. Faethm uses artificial intelligence and analytics services to help governments, companies and workers understand the dynamic forces shaping the labour market. Faethm will be part of the Workforce Skills division. The total consideration for the transaction was £65m, which included £10m of contingent consideration which is payable after two years, dependent upon meeting certain earnings targets. The contingent consideration has been valued at the net present value of the Group’s best estimate of the amount that will be payable.
In addition, the Group made two additional acquisitions of subsidiaries for total consideration of £11m. In both cases, the Group acquired 100% of the share capital of the respective entities. Opinion Interactive LLC (also known as Spotlight Education) was acquired in February 2021. MZ Development Inc. was acquired in July 2021. Both will be part of the Assessment & Qualifications division.
The Group also made additional investments in associates, which are detailed in note 12, and are not included below.
Details of the fair values of the assets and liabilities recognised at the acquisition date and the related consideration is shown in the table below. The fair values of Faethm’s net assets are provisional at this stage as management are finalising their review of the asset valuations. The provisional goodwill arising from the acquisition of Faethm represents assets and benefits that cannot be separately recognised. The goodwill is not deductible for tax purposes and at the acquisition date there were no material contingent liabilities.

F-

Notes to the consolidated financial statements
30. Business combinations continued

There were no significant acquisitions in 2020. In 2019, the Group made some small acquisitions, including Lumerit Education and Smart Sparrow, for total consideration of £40m.

All figures in £ millions	2021 Faethm	2021 Other	2021 Total	2020 Total	2019 Total
Intangible assets	21	6	27	—	23
Deferred tax asset	11	—	11	—	—
Trade and other receivables	1	1	2	—	1
Cash	4	—	4	—	—
Trade and other liabilities	(4)	(1)	(5)	—	(2)
Deferred tax liabilities	(6)	—	(6)	—	—

Net assets acquired	27	6	33	—	22
Goodwill	38	5	43	—	18

Total	65	11	76	—	40

Satisfied by:
Cash consideration	49	5	54	—	40
Contingent consideration	10	6	16	—	—
Fair value of existing investment	6	—	6	—	—

Total consideration	65	11	76	—	40

Faethm generated revenues of £1m and a loss before tax of £1m for the period from the acquisition date to 31 December 2021. If the acquisition had occurred on 1 January 2021, the Group’s revenue and profit before tax for the year ended 31 December 2021 would not have been materially different. Total acquisition-related costs relating to the three transactions of £2m were recognised within other net gains and losses, in the consolidated income statement, all of which was recognised in the year ended 31 December 2021, and are excluded from adjusted operating profit.
The net cash outflows related to the acquisitions are set out in the table below. In addition to the current year acquisitions, the other net cash outflows on acquisition of subsidiaries in 2021, 2020 and 2019 relate to deferred payments for prior year acquisitions.

All figures in £ millions	2021 Faethm	2021 Other	2021 Total	2020 Total	2019 Total
Cash flow on acquisitions
Cash – current year acquisitions	(49)	(5)	(54)	—	(40)
Cash and cash equivalents acquired	4	—	4	—	—
Deferred payments for prior year acquisitions and other items	—	(4)	(4)	(6)	(5)
Acquisition costs paid	(1)	—	(1)	—	—

Net cash outflow	(46)	(9)	(55)	(6)	(45)

F-

Notes to the consolidated financial statements

31. Disposals and business closures
The Group completed two significant disposals in 2021 and one in 2020. None of the disposals met the criteria to be considered a discontinued operation on the basis that they did not represent major lines of business or geographical areas of operations.
In February 2021, the Group completed the sale of its interests in the Pearson Institute of Higher Education (PIHE) in South Africa resulting in a pre-tax
loss of £5m.
In October 2021, the sale of the Group’s interests in K12 Sistemas in Brazil was also completed for consideration of £108 million, resulting in a gain on sale of £84m.
There were no other business disposals in 2021 and additional losses of £
14
m relate to other disposal costs including costs related to the wind-down of certain businesses under strategic review.
In April 2020, the Group completed the sale of the remaining
25
% interest in Penguin Random House resulting in a
pre-tax
profit of £
180
m.

There were no other material disposals in 2020. Deferred proceeds relating to the K12 sale were received in 2021 and 2020 (see note 14).
In 2019, the only material disposal was the sale of the US K-12 business.
The table below shows a summary of the assets and liabilities disposed of:

All figures in £ millions	Notes	2021	2020	2019
Disposal of subsidiaries and associates
Intangible assets		(3)	—	(101)
Property, plant and equipment		(48)	—	—
Investments in joint ventures and associates		—	(418)	—
Intangible assets – product development		(6)	—	(238)
Inventories		(2)	—	(64)
Trade and other receivables		(6)	—	(70)
Cash and cash equivalents (excluding overdrafts)		(24)	—	(104)
Net deferred income tax assets		—	—	(100)
Provisions for other liabilities and charges		3	—	—
Trade and other liabilities		4	—	520
Financial liabilities – borrowings		67	—	—
Cumulative currency translation adjustment	29	(4)	70	(4)

Net assets disposed		(19)	(348)	(161)
Cash proceeds		108	531	20
Deferred proceeds		—	—	180
Costs of disposal		(24)	1	(23)

Gain on disposal		65	184	16

Notes to the consolidated financial statements
31. Disposals and business closures continued

All figures in £ millions	2021	2020	2019
Cash flow from disposals
Proceeds – current year disposals	108	531	20
Proceeds – prior year disposals	16	105	—
Cash and cash equivalents disposed	(24)	—	(104)
Costs and other disposal liabilities paid	(17)	(5)	(17)

Net cash inflow	83	631	(101)

Analysed as:
Cash inflow from sale of subsidiaries	83	100	(101)
Cash inflow from disposal of joint ventures and associates	—	531	—
32. Held for sale
Following the announcement of the sale of the Group’s interests in K12 Sistemas (included within the Strategic Review segment) in March 2021, the business was classified as held for sale until the disposal completed in October 2021. At 31 December 2021, only one property, which is expected to be disposed of in 2022, was classified as held for sale. The businesses that are included in the Strategic Review segment did not meet the criteria for classification as held for sale as at 31 December 2021 on the basis that the Group was not sufficiently advanced in the sales process as at 31 December 2021 for the sale to be considered highly probable.
The held for sale assets and liabilities in 2020 are the Group’s interests in the Pearson Institute of Higher Education in South Africa, which was completed on 5 February 2021.
The held for sale balances are analysed as follows:

	2021	2020
All figures in £ millions	Total	Total
Non-current assets
Property, plant and equipment	7	48

	7	48

Current assets
Trade and other receivables	—	6
Cash and cash equivalents	—	19

	—	25

Assets classified as held for sale	7	73

Non-current liabilities
Financial liabilities – borrowings	—	(66)

	—	(66)

Current liabilities
Trade and other liabilities	—	(5)
Financial liabilities – borrowings	—	(3)

	—	(8)

Liabilities classified as held for sale	—	(74)

Net assets/(liabilities) classified as held for sale	7	(1)

F-

Notes to the consolidated financial statements

33. Cash generated from operations

All figures in £ millions	Notes	2021	2020	2019
Profit		160	310	266
Adjustments for:
Income tax		(3)	44	(34)
Depreciation and impairment of property, plant and equipment	10	241	125	123
Amortisation and impairment of acquired intangibles and goodwill	11	50	80	151
Amortisation and impairment of software	11	117	112	115
Net finance costs	6	26	57	43
Share of results of joint ventures and associates	12	(1)	(5)	(54)
Profit on disposal of subsidiaries, associates, investments and fixed assets		(61)	(182)	(9)
Other net gains and losses		2	6	—
Net profit on disposal of right-of-use assets including transfers to investment in finance lease receivable		—	(6)	(4)
Net foreign exchange adjustment from transactions		9	(34)	(21)
Investment income		—	—	(2)
Share-based payment costs	26	28	29	25
Product development assets		(6)	(56)	(55)
Inventories		22	35	(20)
Trade and other receivables		(71)	(1)	59
Trade and other liabilities		37	(26)	(157)
Retirement benefit obligations		6	(1)	5
Provisions for other liabilities and charges		14	(37)	49

Net cash generated from operations		570	450	480

F-

Notes to the consolidated financial statements
33. Cash generated from operations continued

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
 In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

All figures in £ millions	2021	2020	2019
Net book amount	4	2	3
Loss on sale of property, plant and equipment	(4)	(2)	(2)

Proceeds from sale of property, plant and equipment	—	—	1

The movements in the Group’s current and
non-current
borrowings are as follows:

All figures in £ millions	2020	New leases/ disposal of leases	Transfer from non-current to current	Financing cash flows	Foreign exchange movements	Fair value and other movements	2021
Financial liabilities
Non-current borrowings	1,458	(36)	(160)	—	3	(20)	1,245
Current borrowings	248	(1)	160	(255)	(4)	9	157

Total	1,706	(37)	—	(255)	(1)	(11)	1,402

All figures in £ millions	2019	New leases/ disposal of leases	Transfer from non-current to current	Financing cash flows	Foreign exchange movements	Fair value and other movements	2020
Financial liabilities
Non-current borrowings	1,567	30	(260)	116	(22)	27	1,458
Current borrowings	79	(6)	260	(92)	5	2	248

Total	1,646	24	—	24	(17)	29	1,706

All figures in £ millions	2018	IFRS 16 Transition	New leases/ disposal of leases	Transfer from non-current to current	Financing cash flows	Foreign exchange movements	Fair value and other movements	2019
Financial liabilities
Non-current borrowings	643	792	61	(88)	230	(80)	9	1,567
Current borrowings	25	89	—	88	(139)	16	—	79

Total	668	881	61	—	91	(64)	9	1,646

Non-current
borrowings include bonds, derivative financial instruments and leases. Current borrowings include loans repayable within one year, derivative financial instruments and leases, but exclude overdrafts classified within cash and cash equivalents.

F-
8
6

Notes to the consolidated financial statements

34. Contingencies and commitments
Key judgements
– The application of tax legislation in relation to provisions for uncertain tax positions.
Key areas of estimation
– The level of provisions required in relation to uncertain tax positions is complex and each matter is separately assessed. The estimation of future settlement amounts is based on a number of factors including the status of the unresolved matter, clarity of legislation, range of possible outcomes and the statute of limitations.
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
On 25 April 2019, the European Commission published the full decision that the United Kingdom controlled foreign company group financing partial exemption (FCPE) partially constitutes State Aid. The Group has lodged an appeal. The Group has benefited from the FCPE in 2018 and prior years by approximately £116m (which does not include any additional interest that would be due if the appeal is lost). In February 2021, the Group received Charging Notices requiring a payment on account of materially all of the alleged State Aid to be made. Payments totalling £105m (comprising tax and interest) were made during 2021 and the Group expects to recover the funds in due course. The Group continues to be of the view that no provision is required in respect of this issue.
The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2017. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 1,079m (£143m) up to 31 December 2021, with additional potential exposure of BRL 98m (£13m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group’s position is strong. At present, the Group believes no provision is required.
At the balance sheet date there were no commitments for capital expenditure contracted for but not yet incurred. Commitments in respect of leases are shown in note 35.
35. Leases
The Group’s lease portfolio consists of approximately 730 property leases, mainly offices and test centres, together with a number of vehicle and equipment leases. The Group adopted IFRS 16 ‘Leases’ at 1 January 2019 and applied the modified retrospective approach. The Group has elected not to recognise right-of-use
assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value
assets. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

F-8
7

Notes to the consolidated financial statements
35. Leases continued

As a lessee:
The amounts recognised in the income statement are as follows:

All figures in £ millions	Note	2021	2020	2019
Interest on lease liabilities		(27)	(41)	(45)
Expenses relating to short-term leases		—	(1)	(2)
Depreciation of right-of-use assets	10	(49)	(68)	(64)
Impairment of right-of-use assets	10	(119)	(4)	—
Lease liabilities are included within financial liabilities – borrowings in the balance sheet, see note 18. The maturities of the Group’s lease liabilities are as follows:

All figures in £ millions	2021	2020
Less than one year	92	100
One to five years	318	333
More than five years	394	441

Total undiscounted lease liabilities	804	874

Lease liabilities included in the balance sheet	633	683

Analysed as:
Current	68	73
Non-current	565	610
In addition to the above, there are current lease liabilities of £nil (2020: £3m) and non-current
lease liabilities of £nil (2020: £66m) classified as held for sale (see note 32).
The amounts recognised in the cash flow statement are as follows:

All figures in £ millions	2021	2020	2019
Total cash outflow for leases as a lessee	115	133	136
At the balance sheet date commitments for capital leases contracted for but not yet incurred were £3m (2020: £3m). Extension and termination options and variable lease payments are not significant within the lease portfolio. Short-term leases to which the Group is committed at the balance sheet date are similar to the portfolio of short-term leases to which the short-term lease expense is disclosed above.
As a lessor:
In the event that the Group has excess capacity in its leased offices and warehouses, the Group subleases some of its properties under operating and finance leases.
The amounts recognised in the income statement are as follows:

All figures in £ millions	2021	2020	2019
Interest on lease receivables	6	9	11
Income from subleasing right-of-use assets (within other income)	2	7	17
The amounts recognised in the cash flow statement are as follows:

All figures in £ millions	2021	2020	2019
Total cash inflow for leases as a lessor	27	50	37

F-8
8

Notes to the consolidated financial statements
35. Leases continued

The following table sets out the maturity analysis of lease payments receivable for subleases classified as operating leases, showing the undiscounted lease payments to be received after the reporting date, and subleases classified as finance leases showing the undiscounted lease payments to be received after the reporting date and the net investment in the finance lease receivable. During the year the investment in finance lease receivable decreased by £15m (2020: decreased £66m), primarily due to payments received.

All figures in £ millions	Operating leases	Finance leases	2021 Total	2020 Total
Less than one year	1	20	21	24
One to two years	—	18	18	24
Two to three years	1	19	20	18
Three to four years	2	19	21	18
Four to five years	1	19	20	18
More than five years	2	39	41	56

Total undiscounted lease payments receivable	7	134	141	158
Unearned finance income		(19)

Net investment in finance lease receivable		115

36. Related party transactions
Joint ventures and associates
In 2021, the Group acquired a 40% interest in Academy of Pop and is accounting for the investment as an associate. At 31 December 2021, the Group had a current liability payable to Academy of Pop of £7m which relates to the Group’s initial capital contribution that has not yet been paid. This balance is expected to be paid in the first half of 2022.
In 2020, the Group disposed of its interests in Penguin Random House and therefore Penguin Random House is no longer a related party. Prior to the completion of the sale of Penguin Random House, the Group received dividends of £1m (2019: £64m) and repaid loans to Penguin Random House at the point of disposal.
Key management personnel
Key management personnel are deemed to be the members of the Pearson Executive Management team. It is this committee which had responsibility for planning, directing and controlling the activities of the Group in 2021. Key management personnel compensation is disclosed below:

All figures in £ millions	2021	2020
Short-term employee benefits	6	6
Retirement benefits	1	1
Share-based payment costs	8	6

Total	15	13

There were no other material related party transactions. No guarantees have been provided to related parties.

9

Notes to the consolidated financial statements

37. Events after the balance sheet date
On 28 January 2022, the Group acquired 100% of the share capital in Credly Inc, having previously held a 19.9% interest in the company. Total consideration is c$200m comprising upfront cash consideration of c$142m, Pearson’s existing interest valued at c$42m and c$16m of deferred consideration. Net assets acquired will mainly comprise of acquired intangible assets. The full acquisition accounting disclosures have not been provided as the valuation of acquired intangibles has not yet been completed.
In January 2022, the Group received $117m in relation to full and final payment of the remaining receivable balance which arose on the disposal of the US
K-12
business in 2019.
In February 2022, the Group renegotiated its revolving credit facility, extending the maturity of $1bn of the facility by one year to 2026.
On 24 February 2022, the Board approved a £350m
share buyback programme in order to return capital to shareholders. The programme will commence in 2022.

F-

SIGNATURES
The registrant hereby certifies that it meets the requirements for filing a
Form 20-F
and that it has caused and authorized the undersigned for sign this annual report on its behalf.

Pearson plc

/s/ Sally Johnson
Sally Johnson
Chief Financial Officer
Date: March 30, 2022