Form 20-F
period 2022-12-31
PEARSON PLC
filed 2023-03-31
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 3
1
, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2022
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
Graeme Baldwin
Telephone: +44 20 7010 2000
Email address: companysecretary@pearson.com
80 Strand
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

Ordinary Shares, 25p par value	715,733,241
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
If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b)  ☐
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act):    Yes  ☐    No  ☒

Former Auditor Firm ID	876	Former Auditor Name	PricewaterhouseCoopers LLP	Former Auditor Location	London, United Kingdom
Auditor Firm Id:	01438	Auditor Name:	Ernst & Young LLP	Auditor Location:	London, United Kingdom

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

Certain information is included herein by incorporation by reference to the Pearson Annual Report and Accounts 2022, which has been included as Exhibit 15.3 to this Annual Report.

The basis of preparation that the financial statements referenced in this Form 20-F are prepared under, is set out in the following section of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	“Basis of Preparation” within Note “1.a. Accounting policies” on page 140.

Unless otherwise indicated, any reference in this Form 20-F to consolidated financial statements is to pages 134 to 200 of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3.

The Group publishes its consolidated financial statements in sterling. The Group has included, however, references to other currencies. In this Form 20-F:

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

For convenience and except where specified otherwise, the Group has translated some sterling figures into US dollars at the rate of £1.00 = $1.21, the noon buying rate in The City of New York for cable transfers and foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes on December 31, 2022. The Group does not make any representation that the amounts of sterling have been, could have been or could be converted into dollars at the rates indicated. On February 28, 2023 the noon buying rate for sterling was £1.00 = $1.21.

Pearson plc, (Pearson or the Group) is a worldwide learning company with its principal operations in the education, assessment and certifications markets. On 28 January 2022, the Group acquired 100% of the share capital in Credly Inc (Credly), having previously held a 19.9% interest in the company. On 28 April 2022, the Group acquired 100% of the share capital of ATI STUDIOS A.P.P.S S.R.L (Mondly). In 2022, the Group disposed of its interests in the Canadian educational publisher, ERPI in June, its investment in Pearson Italia S.p.A and Stark Verlag GmbH in August, its interest in Austin Education (Hong Kong) Limited in September, and its interest in South Africa in November. In September 2021, the Group acquired the remaining stake in Faethm Holdings Pty Limited to bring its ownership up to 100% of the share capital of the Company. In October 2021, the sale of the Group’s interests in K12 Sistemas in Brazil was completed. In April 2020, the Group completed the sale of the remaining 25% equity interest in the consumer publishing business Penguin Random House to Bertelsmann, the owner of the 75% interest. In November 2020, the Group announced the sale of its interests in Pearson Institute of Higher Education (PIHE) in South Africa, with the sale completing in February 2021. See “Item 4. Information on the Company — Overview of operating divisions”. The Pearson plc Consolidated Financial Statements are included on pages 134 to 200 of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3.

FORWARD-LOOKING STATEMENTS

You should not rely unduly on forward-looking statements in this Form 20-F. This Form 20-F, including the sections entitled “Item 3. Key Information — Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, contains forward-looking statements that relate to future events or the Group’s future financial performance. In some cases, you can identify forward- looking statements by terms such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology. Examples of these forward-looking statements include, but are not limited to, statements regarding the following:

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

The forward-looking statements, specifically the margin target, financial expectations, 2023 outlook and 2025 ambition information, included on pages 13 and 21 of the Pearson Annual Report and Accounts 2022 which is included within Exhibit 15.3 in this document has been prepared by, and is the responsibility of, the Company’s management. Ernst & Young LLP and PricewaterhouseCoopers LLP have not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the forward-looking statements and, accordingly, Ernst & Young LLP and PricewaterhouseCoopers LLP do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to the Company’s previously issued financial statements. It does not extend to the forward-looking statements and should not be read to do so.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalisation and indebtedness: Not applicable

C.	Reasons for the offer and use of proceeds: Not applicable

D.	Risk Factors

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

A proliferation of available supply routes for content in addition to buying or subscribing to Pearson content, mean that the Group is not guaranteed to be rewarded for its investment in developing and distributing this content. Alternatives such as second hand and rental copies, open educational resources, online discounters, file sharing and use of pirated copies all offer either lower or no financial returns to the Group.

Where the purchaser is a school or institution, they will typically use educational funding to purchase our materials or assessments. However, there are multiple competing demands for educational funds and there is no guarantee that new courseware or testing or training programs will be funded, or that the Group will win or retain this business.

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

The Group seeks to maximize data to enhance the quality and scope of current products and services in order to improve learning outcomes while managing associated risks. The Group’s ability to continue to do so may be subject to factors beyond the Group’s control. In addition, the lack of availability of timely, complete and accurate data limits informed decision-making and increases the risk of non-compliance with legal, regulatory and reporting requirements. Business change and transformation success is dependent on migration of a significant number of datasets and our inability to effectively accomplish this could adversely affect the Group’s results.

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

Failure, or an inability, to adequately manage, procure, register or protect intellectual property rights (including trademarks, patents, trade secrets and copyright) in the Group’s brands, content and technology, may (1) prevent the Group from enforcing its rights, and (2) increase the risk that bad actors will infringe the Group’s content rights (print and digital counterfeit, digital piracy), which will reduce sales and/or erode sales.

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

Online copying and security circumvention have become increasingly sophisticated and resistant to available countermeasures. Notably, in recent years “digital counterfeit” websites have offered or attempted to offer unprotected PDF files of many of Pearson’s titles, at scale, using modern and sophisticated ecommerce methods, with a professional or legitimate appearance. From an IPR perspective, increasing the Group’s digital business continues to expose it to evolving trademark, copyright and patent infringement risks.

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

With continued pressure and uncertainty in worldwide economies, particularly in Pearson’s major markets in the US and UK, there is a risk of a weakening in trading conditions, which could adversely impact the Group’s future financial performance. The effect of continued deterioration or lack of recovery in the global economy will vary across different businesses and will depend on the depth, length and severity of any economic downturn. The education market can be affected by cyclical factors which, although they can have a positive impact for some of the Group’s businesses, could for others lead to a reduction in demand for the Group’s products and services.

Increased competitive pressure or reduced demand due to changing consumer learning preferences may adversely impact the Group’s financial performance and reduce the expected return on investment.

The Group competes in a highly competitive market that is subject to rapid change in some areas. The Group faces competitive threats both from large media players and from smaller businesses, online and mobile portals and operators in the digital arena that provide alternative sources of content. Alternative distribution channels, such as digital format, the internet, online retailers and growing delivery platforms (e.g., e-readers or tablets), pose both threats and opportunities to traditional publishing business models, potentially impacting both sales volumes and pricing. In addition, new competitive entrants, increased price competition or shifts in learners away from educational institutions (as seen in reduced Higher Education enrolments) may lead to lower profitability and cash flow performance.

The Group’s investment in new markets may deliver returns that are lower than anticipated.

The Group has invested in and has plans to continue to invest in new markets such as workforce and direct to consumer learning experiences of which the Group has less experience and faces a variety of competition to be successful. Failure to achieve our planned outcomes may lead to lower than expected sales and profitability.

A significant deterioration in the Group’s profitability and/or cash flows caused by prolonged economic instability or recession could reduce its liquidity and/or impair its financial ratios and trigger a need to raise additional funds from the capital markets and/or renegotiate its banking covenants.

To the extent that worldwide economic conditions materially deteriorate, the Group’s sales, profitability and cash flows could be significantly reduced as customers could be unable to purchase products and services in the expected quantities and/or pay for them within normal agreed terms.

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

Acquisitions may involve significant risks and uncertainties, including difficulties in integrating acquired businesses in order to realize anticipated sales growth, synergies and/or cost savings; diversion of management attention from other business concerns or resources; and diversion of resources that are needed in other parts of our business. If these risks are not managed, acquisitions could result in goodwill and intangible asset impairments. Divestitures also involve risks and uncertainties that could adversely affect our business, results of operations and financial condition including, among others, the inability to find potential buyers on favorable terms, disruption to our business and/or diversion of management attention from other business concerns, loss of key employees and possible retention of certain liabilities related to the divested business.

Risks relating to accreditation

Changes in government policy and/or regulations have the potential to affect the Group’s business model and/ or decisions across all markets.

The Group’s educational services and assessment businesses may be adversely affected by changes in government funding resulting from trends that are beyond the Group’s direct control, such as general economic conditions, changes in government educational funding, programs, policy decisions, legislation and/or changes in the procurement process, or the Group’s failure to successfully deliver previous contracts. These may also include decisions to suspend or permanently cancel high stakes testing impacting our assessments businesses.

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

The Group has businesses in a variety of geographies globally and faces uncertain regulatory and international environments.

The Group faces risks of government limiting the ability of non-local companies to compete and/or limiting repatriation of profits. Operating in a variety of geographies also exposes the group to tariffs or other regulatory restrictions. Political, regulatory, economic, currency, reputational, corporate governance and compliance risks (including fraud, sanctions, bribery and corruption) as well as unmanaged expansion are all factors which could limit returns on investments made in these markets and limit the ability to reinvest funds or distribute them to shareholders.

Sanctions against certain economies, entities and /or individuals may be levied which could result in the Group needing to withdraw from a market.

Risks Related to the Group’s Responsibility & Reputation

The Group’s business depends on a strong brand, and any failure to maintain, protect and enhance its brand would hurt its ability to retain or expand its business.

Protecting the Pearson brand is critical to maintaining and expanding the Group’s business and will depend largely on its ability to maintain its customers’ trust in its solutions and in the quality and integrity of its products and services, including how it protects the data and privacy of customers and users. If the Group does not successfully maintain a strong brand, its business could be harmed. Beyond protection, strengthening the Pearson brand will enable the Group to more effectively engage with governments, administrators, teachers, learners and influencers.

Failure to prevent or detect a malicious attack on the Group’s systems has in the past and could in future result in loss of system availability, breach of confidentiality, integrity and/or availability of sensitive information. Such incidents have in the past resulted, and could in future result, in damage to the customer experience and the Group’s reputation and in financial loss. In particular, the Group has experienced, and may continue to experience in the future, an unauthorized disclosure of personal information despite best efforts to prevent it. This has also occurred and may again in the future as a result of a failure of IT controls to protect such data, principally due to software malfunctions.

Information security and cyber risk are continually evolving and comprise many complex external drivers: increasing customer demand to demonstrate a strong security posture, external compliance requirements, ongoing digital revolution, increasing use of the cloud, greater volumes of data and increasingly sophisticated attack strategies. Across its businesses, the Group holds large volumes of personal data including that of employees, customers, students and citizens, and other highly sensitive business critical data such as financial data, internal sensitive information, and intellectual property. Despite its implementation of security measures, threat actors of all types, including individuals, criminal organizations and state sponsored operatives, have from time to time gained access, including in 2018 in the events leading to the SEC settlement discussed in “Item 4. Information on the Company — Legal Proceedings”, and may in the future gain access to the Group’s data through unauthorized means in order to misappropriate such information for fraudulent or other purposes.

Any perceived or actual unauthorized disclosure of personal data or confidential information, whether through a breach of the Group’s network or a third party partner with whom we share data or access to our network by an unauthorized party, employee theft, misuse or error or otherwise, could harm the Group’s reputation, impair its ability to attract and retain its customers, impair business and operations, or subject the Group to regulatory investigations and/or to claims or litigation arising from damages suffered by individuals and customers, and thereby harm its business and operational results. Failure to adequately protect personal data and confidential information has in the past led, or could potentially lead to, respectively, regulatory penalties, litigation costs and damages, significant remediation costs, reputational damage, cancelation of some existing contracts and/or difficulty in competing for future business, among other things. In addition, the Group could incur significant costs in complying with the relevant laws and regulations regarding the protection of personal data and confidential information against unauthorized disclosure, payments due to cyber extortion or to responding to regulatory investigations into such matters. Changes to data privacy legislation must also be monitored and acted upon to ensure the Group remains in compliance across different markets.

A control breakdown or service failure in the Group’s testing businesses could result in financial loss and reputational damage.

The Group’s testing businesses, including those in the Assessment & Qualifications, workforce and English language learning involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. The Group’s financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed or face increased competitive pressures.

There are inherent risks associated with the Group’s testing businesses, both in the US and the UK. A service failure caused by a breakdown in testing and assessment processes could lead to a mis-grading of student tests and/or late delivery of test results to students and their schools. During 2022, the Group suffered negative publicity as a result of failures to deliver certain BTEC qualification results in a timely manner. Failures to meet expected service standards have in the past and/or could in future leave the Group subject to regulatory sanctions (including fines), legal claims, penalty charges under contracts, non-renewal of contracts and/or the suspension or withdrawal of its accreditation to conduct tests. A late delivery of qualification results could result in a potentially significant regulatory fine in addition to the contractual penalties. It is also possible that any such events described above would result in adverse publicity, which may affect the Group’s ability to retain existing contracts and/or obtain new customers.

Failure to adequately protect learners could result in significant harm to one or more learners.

Incidents have occurred and may in future occur where learners may not have been, or may not be, adequately protected. For example, where the Group has direct learner contact via online learning, or in its test centres. These incidents can cause harm to learners, which is something the Group takes extremely seriously, and could also have a negative financial, legal and reputational impact to the business.

Failure to effectively manage risks associated with compliance with global and local anti-bribery and corruption (ABC) legislation could result in costly legal investigations and/or adversely impact the Group’s reputation.

The Group is committed to an effective compliance program in keeping with changing regulatory expectations, and it is also committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business. Despite those commitments, there is a risk that the Group’s management, employees or representatives may take actions that violate applicable laws and regulations including regarding accurate keeping of books and records or prohibiting the making of improper payments for the purposes of obtaining or keeping business, including laws such as the US Foreign Corrupt Practices Act or the UK Bribery Act. Any regulatory inquiry or investigations could be costly, require a significant amount of management’s time and attention, adversely impact the Group’s reputation, or lead to litigation and financial impacts.

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

Although the Group has invested in global health and safety procedures and controls to safeguard the health, safety and wellbeing of its employees and other stakeholders, accidents or incidents could still occur due to unforeseen risks, causing injury or harm to individuals and impacting the Group’s business operations. The continued effects of the COVID-19 pandemic or another pandemic may exacerbate the risk. This has the potential to lead to criminal and civil litigation, business disruption leading to operational loss, reduction in profitability and impact on the Group’s reputation.

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

Capability related risks

The Group’s strategy involves significant change, including moving into new markets. This increases the risk of failure to realise anticipated benefits or of costs being higher than anticipated, or that the Group’s business as usual activities are adversely impacted.

The Group’s strategy aims to achieve significant growth in markets in which Pearson has less experience, including enterprise sales of content, direct to consumer language learning and increasing direct to consumer sales. At the same time, the Group is completing a margin improvement program. The pace and scope of change potentially increases the risk that not all these changes will deliver within anticipated timeframes, and that the costs of these changes may increase. In addition, as a result of the increased pressure of transformational change, business as usual activities may not perform in line with plans, or the level of customer service may not meet expectations. Resistance to change could restrict the organization from making the necessary changes to the business model.

If the Group fails to attract, retain and develop appropriately skilled employees, it may limit its ability to achieve its strategic and operational goals and its business may be harmed.

The Group’s success depends on the skill, experience and engagement of its employees. It has a key dependency on the Chief Executive and certain other key employees. If it is unable to attract, retain and develop sufficiently experienced and capable staff, especially in technology, product development, sales and leadership, its business and financial results may suffer. When talented employees leave, the Group may have difficulty replacing those skills, and its business may suffer. There can be no assurance that the Group will be able to successfully attract and retain the skills that it needs.

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

Across all its businesses, the Group manages complex operational and logistical arrangements including distribution centers, data centers, and educational and office facilities, as well as relationships with third party print sites. It has also outsourced some support functions, including information technology, warehousing and logistics to third party providers. The failure of third parties to whom it has outsourced business functions could adversely affect its reputation or financial condition. Failure to recover from a major disaster, (e.g. fire, flood, etc.) at a key facility and/or a major failure of a key facility, such as a data center outage or the disruption of supply from a key third party vendor or partner (e.g. due to bankruptcy) could restrict the Group’s ability to service its customers and meet the terms of its contractual relationships with both government agencies and commercial customers. Penalty clauses and/or the failure to retain these contracts at the end of the contract term could adversely impact future revenues and/or operations.

Customer expectations related risks

Failure to meet our customers’ rapidly changing expectations in our products and services and not being able to anticipate new customer demands could result in reduced market share, profitability and brand erosion.

We continue to adjust our business model to keep a pace with the increasing end user demands. The group may not be able to adapt, change and succeed in a rapidly changing and uncertain environment resulting in competitive disadvantage, higher cost and brand erosion. This could result from failing to identify changes in learner preferences or in failing to create products and services which meet these revised expectations.

With the direct to consumer strategic focus and the launch of new products we risk that the customer experience expectations are not met with regard to how the products and services are delivered e.g. quality and timeliness, impacting the customer’s brand loyalty and propensity to purchase; resulting in customer complaints, less favorable social media sentiment, bad reviews, low recommendations, and customer attrition.

There is also the risk that our technology and data dependent products and services do not meet accessibility requirements in respect of customers’ and prospective customers’ ability to access the products and services, and this could result in increased costs, restrictions and fines.

Other significant near-term and emerging risks,

Pandemic risks — the risk of forced closure of part of the group’s operations could impact profitability

Restrictions on movement of individuals and forced business closures due to a pandemic and efforts to contain it have had and could have an impact on the Group’s financial results, in particular if test centres were forced to close or if high stakes examinations were cancelled.

Environmental, social and governance risks including Climate Transition may adversely impact the Group’s business.

The Group considers environmental, social and governance (ESG) risks no differently to the way it manages any other business risk. These include ethical business behavior, compliance with UN Global Compact standards, environmental impact, people and editorial standards. A failure to comply with such standards, or other ESG-related laws or regulations, whether in the UK or elsewhere, could adversely affect the Group’s reputation and have a negative impact on its relations with employees, vendors and customers. Costs associated with offsetting carbon emissions which cannot be fully reduced may lead to decreased margins. Expectations around climate change commitments and measurements change on a regular basis, as a result, the cost of meeting these emissions reduction standards may increase. Further, there is a risk that certain existing or potential future customers, including US state governments, view Pearson’s ESG initiatives as misaligned with their own priorities and consequently withdraw their business from the Group, which in turn could significantly harm the Group’s businesses, financial performance, reputation and/or outlook.

Financial markets disruption — A lack of sufficient capital resources could adversely impact the Group’s ability to operate.

If the global economy weakens further and/or there are more bank failures (following Silicon Valley Bank and the rescue of Credit Suisse), the Group may not have access to or could lose its bank deposits or suffer a significant increase in customer bad debts. Lack of sufficient capital resources could significantly limit the Group’s ability to take advantage of business and strategic opportunities. If replacement funds are not available, the Group may be required to delay, reduce the scope of, or eliminate material parts of its business strategy, including potential additional acquisitions or development of new products, services and technologies.

Inflation — High levels of global inflation could increase costs and adversely impact the Group’s profits and financial performance.

Rising global inflation factors have increased and could further increase the cost of production for Pearson, particularly through wage inflation. There is no guarantee that we can increase prices or reduce cost for products and services that can mitigate the effects of inflation, which could lead to reduced earnings and ability to invest in future growth.

Ukraine — the ongoing situation in Ukraine and its regulatory and macroeconomic consequences, including in respect of inflation and sanctions, could impact the Group’s cost base and supply chain and have a material adverse impact on the Group’s operations, profits and financial performance.

The major impact of Russia’s invasion of Ukraine in respect of Pearson has been to increase inflation (see above) and increase energy instability. However, the full impact, particularly in the event of an escalation of the conflict beyond those countries, cannot be determined at this time. The conflict and associated sanctions could also increase the risk associated with other risks such as inflation due to energy and food supply issues or increased risk of cyber attacks, any of which could have a material adverse impact on the Group’s operations, profits and financial performance.

Other risks

Changes in tax law or perceptions on tax planning strategies may lead to a higher effective tax rate or negative reputational impact.

Changes in corporate tax rates and/or other relevant tax laws in the UK, US or other jurisdictions could have a material impact on the Group’s future reported tax rate and/or its future tax payments. The application of tax legislation can be complex and tax authorities may take a different view to management. The Group has been subject to audit by tax authorities. In particular, the Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2017 (similar assessments may be raised for other years). In addition, on 25 April 2019, the European Commission published the full decision that the United Kingdom controlled foreign company group financing partial exemption partially constitutes State Aid. On 8 June 2022, the EU General Court dismissed appeals brought by the UK Government and other parties. Following the decision of the EU General Court it has been concluded that a provision is now required in relation to this issue and this is included in the 2022 results. This decision of the EU General Court has been appealed by the UK Government and other parties.

The Group believes its overall tax provision is reasonable, however, the final determination of its tax liability could be materially different from its historical income tax provisions, which could have a material effect on the Group’s financial position, results of operations or cash flows.

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

The Group holds debt in the form of foreign currency sale contracts in US dollars to act as a partial hedge, but this can only offer a partial mitigation of the total currency exposure.

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

The Group identified a material weakness during 2022 and although it has been remedied, it resulted in an error in the Group’s accounting for certain investments in unlisted securities.

In 2022, an error was identified related to the Group’s accounting for certain investments in unlisted securities. Investments that should have been accounted for at fair value through profit and loss were previously accounted for at fair value through other comprehensive income. The Group has corrected its accounting for these investments in the comparative financial statement line items and related disclosures have also been revised to reflect the change in accounting treatment. See note 1b to the Consolidated Financial Statements in the Pearson Annual Report and Accounts 2022, which is included within Exhibit 15.3, for further details about the impact of the revision.

As a result of the above-described error, management concluded that during 2022 a deficiency had existed in the design of internal controls over the classification of investments in unlisted securities. Management assessed the severity of the control deficiency and has concluded that it was a material weakness.

During 2022, management took actions to remediate the material weakness. Additional controls have been implemented which specifically address the correction and ongoing accounting. Although the remediated controls have been tested and found to be effective as of December 31, 2022, there can be no assurance that no additional material weaknesses will arise in the future due to a failure to implement and maintain adequate internal control over financial reporting.

ITEM 4.	INFORMATION ON THE COMPANY

Pearson plc, (Pearson or the Group) is a worldwide learning company with its principal operations in the education, assessment and certifications markets. The Group provides digital content, learning experiences, assessments, qualifications and data in the learning market. We are increasingly adapting our business model to go direct to consumers to meet our customers at the point of their learning need. It creates and manages intellectual property, which it promotes and sells to its customers under well-known brand names. The Group delivers its content in a variety of forms and through a variety of channels, with emphasis on digital services. It also provides test development, processing and scoring services to governments, educational institutions, corporations and professional bodies around the world. It provides content across the curriculum and a range of education services including teacher development, educational software and system-wide solutions and owns and operates virtual schools. Though it has a presence in numerous countries around the world, today its largest markets are North America (72% of 2022 sales) and Europe (including the UK) (16% of 2022 sales).

The Group’s primary segments for management and reporting are as follows:

•

Assessment & Qualifications — Pearson VUE, US Student Assessment, Clinical Assessment, UK GCSE and A Levels and International academic qualifications and associated courseware including the English-speaking Canadian and Australian K-12 businesses;

•	Virtual Learning — Virtual Schools and Online Program Management;

•	English Language Learning — Pearson Test of English, Institutional Courseware and English Online Solutions;

•	Workforce Skills — BTEC, GED, TalentLens, Faethm, Credly, Pearson College and Apprenticeships; and

•	Higher Education — US, Canadian and International Higher Education Courseware businesses.

Pearson was incorporated and registered in 1897 under the laws of England and Wales as a limited company and re-registered under the UK Companies Act as a public limited company in 1981. The Group conducts its operations primarily through its subsidiaries and other affiliates. Its principal executive offices are located at 80 Strand, London WC2R 0RL, United Kingdom (telephone: +44 20 7010 2000) and its website address is https://plc.pearson.com/. The Company is registered in England and Wales under the company number 00053723. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Business Overview

See the information set out in the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	“At a glance” on pages 2 to 5;

•	“Highlights” on page 6;

•	“Chair’s note” on pages 7 to 9;

•	“CEO’s review” on pages 10 to 11;

•	“Our strategy” on pages 12 to 15;

•	“Our business model” on pages 16 to 17;

•	“Financial review” on pages 20 to 25; and

•	“Stakeholder engagement” on pages 26 to 29.

See pages 215 to 219 of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3, for a full reconciliation of the alternative performance measures to the equivalent statutory measure.

Recent developments

See the information set out in the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	Note 30 “Business combinations” of the financial statements on pages 193 to 194;

•	Note 31 “Disposals and business closures” of the financial statements on pages 194 to 195;

•	Note 32 “Held for sale” of the financial statements on page 196; and

•	Note 37 “Events after the balance sheet date” of the financial statements on page 200.

The Group’s strategy

See the information set out in the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	“Our strategy” on pages 12 to 15.

Operating divisions

See the information set out in the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	Note 2 “Segment information” of the financial statements on page 148 for a description of each segment, and which businesses are included in each operating segment;

•	“At a glance” on pages 2 to 5;

•	“Our strategy” on pages 12 to 15;

•

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2022 compared to year ended December 31, 2021 — Sales and operating profit by division” for a discussion of developments during 2022 with respect to each segment; and

•

See “Item 5. Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2021 compared to year ended December 31, 2020 — Sales and operating profit by division” for a discussion of developments during 2021 with respect to each segment.

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

In Assessment & Qualifications, the Group competes with other companies offering test development and administration including Cambium, Data Recognition Corp (DRC), Educational Testing Service (ETS), and NWEA, and others. The Professional Certification business competes with Prometric globally and a number of other smaller players in local markets. The Clinical Assessment business competes with MHS and WPS. The UK qualifications business competes with AQA and OCR in general qualifications, as well as a number of smaller players.

In Virtual Learning, the Group competes with companies such as Stride in virtual schools and 2U Inc. in Online Program Management, alongside smaller niche players that specialize in a particular academic discipline or focus on a learning technology.

In Institutional English Language Learning, the Group competes with Oxford University Press, Macmillan and other publishers. In High Stakes Assessments, Pearson Test of English Academic competes with alternative tests including iELTS and TOEFL. In the online language learning market, the Group competes with Duolingo, Babbel and Busuu, as well as a number of smaller players.

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

In Higher Education, the Group competes with other publishers and creators of educational materials and services. These companies include publishers such as Cengage Learning and McGraw-Hill Education.

Competition is based on the ability to deliver quality products and services that address the specified curriculum needs and appeal to the student, organizations, school boards, educators, employers and government officials making purchasing decisions.

Intellectual property

The Group’s principal intellectual property assets consist of its:

•	trademarks and other rights via its brands (including corporate and business unit brands and imprints, as well as product and service brands);

•	copyrights for its textbook and related educational content and software code; and

•	patents and trade secrets related to the innovative methods deployed in its key technologies.

The Group believes it has taken reasonable legal steps to protect its key brands in its major markets and copyright in its content and has taken appropriate steps to develop a comprehensive patent program to ensure appropriate protection of emerging inventions that are critical to its new business strategies.

Licenses, patents and contracts

The Group is not dependent upon any particular licenses, patents or new manufacturing processes that are material to its business or profitability. Notwithstanding the foregoing, the Group’s education business is dependent upon licensed rights since most textbooks and digital learning tools include content and/or software that is licensed to it by third parties (or assigned subject to royalty arrangements). In addition, some software products in various business lines rely upon patents licensed from third parties.

The Group is not materially dependent upon any particular contracts with suppliers or customers, including contracts of an industrial, commercial or financial nature. The Group’s revenue is diversified, no individual customer comprised more than 3% of revenue in 2022.

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

Climate change

See the information set out in the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	“Sustainability” on pages 30 to 38; and

•	“Task Force on Climate-related Financial Disclosures” on pages 39 to 41.

Legal proceedings

The Group and its subsidiaries are from time to time the subject of legal proceedings incidental to the nature of its and their operations. These may include private litigation or arbitrations, governmental proceedings and investigations by regulatory bodies.

On August 16, 2021 Pearson reached a settlement with the SEC concerning Pearson’s public disclosures in July 2019 relating to a data breach that had occurred in 2018 in connection with AIMSweb 1.0, a web-based software for entering and tracking students’ academic performance (that was retired in July 2019 in accordance with a previously scheduled retirement plan). The settlement included findings that Pearson violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, as amended, Section 13(a) of the Securities Exchange Act of 1934, as amended, and certain of the rules thereunder respecting accurate and not misleading reporting and the maintenance of disclosure controls and procedures, the entry of an administrative cease-and-desist order, and the payment of a civil penalty of $1.0 million. Under the settlement, Pearson neither admitted nor denied the findings set forth in the SEC’s order. The issues occurred in 2018 and 2019, since which time a series of improvements have been made in relation to data privacy, cyber security and communications.

In addition, see the information set out in the following section of the Pearson Annual Report and Accounts 2022, which is included within Exhibit 15.3:

•	Note 34 “Contingencies, other liabilities and commitments” of the financial statements on page 198.

Organizational structure

Pearson plc is a holding company which conducts its business primarily through subsidiaries and other affiliates throughout the world. Below is a list of its significant subsidiaries as at December 31, 2022, including name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

Name	Country of incorporation/residence	Percentage interest/voting
Pearson Education Inc.	United States (Delaware)	100%
Pearson Education Ltd.	England and Wales	100%
NCS Pearson Inc	United States (Minnesota)	100%

For recent developments with regards to acquisitions and disposals of entities within the Group, see the information set out in the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	Note 30 “Business combinations” of the financial statements on pages 193 to 194;

•	Note 31 “Disposals and business closures” of the financial statements on pages 194 to 195;

•	Note 32 “Held for sale” of the financial statements on page 196; and

•	Note 37 “Events after the balance sheet date” of the financial statements on page 200.

Property, plant and equipment

The Group’s headquarters are located at leasehold premises in London, England. As at December 31, 2022 it owned or leased approximately 700 properties, including approximately 576 testing/teaching centers in over 55 countries worldwide, the majority of which are located in the United Kingdom and the United States.

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

The Group owns the following principal properties at December 31, 2022:

General use of property	Location	Area in square feet
Office	Iowa City, Iowa, USA*	312,760
Warehouse/Office	Cedar Rapids, Iowa, USA	205,000
Testing	Owatonna, Minnesota, USA	128,000
Office/Warehouse	Hadley, Massachusetts, USA*	85,570

*	Properties are recorded as held for sale at December 31, 2022

The Group leased the following principal properties at December 31, 2022:

General use of property	Location	Area in square feet
Office	Hudson, New York, USA*	311,473
Office	Westminster, London, UK*	282,923
Office	Hoboken, New Jersey, USA*	216,273
Office	Bloomington, Minnesota, USA*	147,159
Warehouse/Office	Cedar Rapids, Iowa, USA	119,682
Office	San Antonio, Texas, USA*	117,063

*	Properties have either been fully or partially sublet or are being marketed for sublet.

Capital Expenditure

See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for description of the Company’s capital expenditure.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

The Company has not received, 180 days or more before the end of the 2022 fiscal year, any written comments from the Securities and Exchange Commission staff regarding its periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which remain unresolved.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the Group’s performance from management’s perspective is based on and should be read in conjunction with the consolidated financial statements, including the related notes, to the consolidated financial statements on pages 134 to 200 of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3. The purpose of item 5 is to facilitate a discussion and analysis of the Group’s performance from management’s perspective.

The basis of preparation that the financial statements referenced in this Form 20-F are prepared under, is set out in the following section of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	“Basis of Preparation” within Note “1.a. Accounting policies” on page 140.

Where this discussion refers to constant currency comparisons, these are estimated by re-calculating the current year results using the exchange rates prevailing for the prior period. The increase or reduction in the value calculated is the estimate of the impact of exchange rates. The Group believes this presentation provides a more useful period to period comparison as changes due solely to movements in exchange rates are eliminated. Where this discussion refers to portfolio changes this is calculated by taking account of the contribution from acquisitions and by excluding sales and profits made by businesses disposed in either 2022 or 2021. Where this discussion refers to underlying comparisons this includes both constant currency and portfolio changes.

Adjusted operating profit is the key financial measure used by management to evaluate the performance of the Group and allocate resources to business segments over time by separating out those items of income and expenditure relating to acquisitions and disposals, major restructuring programs and certain other items that are not representative of underlying performance. Reconciliations of adjusted operating profit to consolidated operating profit are included below under ’Group performance’, ‘Sales and operating profit by segment’ and in note 2 to the consolidated financial statements on pages 148 to 150 of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3.

On 8 March 2021, the Group announced a new strategy, which included a new management structure and operating model. As a result, the primary operating segments reported to the Group’s chief operating decision-maker, the Pearson Executive Management team, changed from 1 July 2021 to reflect the new Group structure. There are five main global business divisions, which are each considered separate operating segments for management and reporting purposes. These five divisions are Assessment & Qualifications, Virtual Learning, English Language Learning, Higher Education and Workforce Skills. In addition, the International Courseware local publishing businesses, which were under strategic review, are being managed as a separate division, known as Strategic Review. In 2022, some of the businesses from the Strategic Review division have been disposed of (see note 31) and the decision was made to retain the English-speaking Canadian and Australian K12 courseware businesses. Both of these businesses have been transferred from the Strategic Review division to the Assessment & Qualifications division to reflect changes to the management and reporting structure. Comparative figures for 2021 and 2020 have been restated to reflect the move between segments, resulting in £34m of sales being transferred from the Strategic Review division to the Assessment & Qualifications division in 2021 and £36m in 2020. The Group has separately disclosed the results from the Penguin Random House associate to the point of disposal in April 2020.

In 2022, an error was identified related to the Group’s accounting for certain investments in unlisted securities. Investments that should have been accounted for at fair value through profit and loss were previously accounted for at fair value through other comprehensive income. Having assessed both the quantitative and qualitative factors, management determined that the error did not have a material impact on its previously issued consolidated financial statements. The Group has corrected its accounting for these investments in the current year and the comparative financial statement line items and related disclosures have also been revised to reflect the change in accounting treatment. All impacted primary statements and related notes have been revised. See note 1b to the Consolidated Financial Statements in the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3, for further details about the impact of the revision.

General overview

Introduction

The Group’s primary segments for management and reporting are as follows:

•

Assessment & Qualifications — Pearson VUE, US Student Assessment, Clinical Assessment, UK GCSE and A Levels and International academic qualifications and associated courseware including the English-speaking Canadian and Australian K-12 businesses;

•	Virtual Learning — Virtual Schools and Online Program Management;

•	English Language Learning — Pearson Test of English, Institutional Courseware and English Online Solutions;

•	Workforce Skills — BTEC, GED, TalentLens, Faethm, Credly, Pearson College and Apprenticeships; and

•	Higher Education — US, Canadian and International Higher Education Courseware businesses.

In addition, the International Courseware local publishing businesses were under strategic review and during this time are being managed as a separate division, known as Strategic Review. For the comparative period, the Group has separately disclosed the results from the Penguin Random House associate to the point of disposal in April 2020.

See the “Recent Developments” section within Item 4 for a summary of recent acquisition and disposal activity.

Group Performance

See the information set out in the following sections of the Pearson Annual Report and Accounts 2022, which is included within Exhibit 15.3:

•	“Financial Review” on pages 20 to 25.

Going concern and liquidity

See the information set out in the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	“Financial Review — liquidity and capital resources” on page 24; and .

•	Note 1.c “Going concern” of the financial statements on page 147.

Sales information by segment

For sales information by segment for each of the past three years, see the information set out in the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	Note 2 “Segment information” of the financial statements on pages 148 to 150.

Sales information by geographic market supplied

For sales information by geographic region for each of the past three years, see the information set out in the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	Note 2 “Segment information” of the financial statements on pages 148 to 150.

Exchange rate fluctuations

The Group earns a significant proportion of its sales and profits in overseas currencies, principally the US dollar. Sales and profits are translated into sterling in the consolidated financial statements using average rates. The average rate used for the US dollar was £1:$1.24 in 2022, £1:$1.38 in 2021 and £1:$1.28 in 2020. Fluctuations in exchange rates can have a significant impact on the Group’s reported sales and profits. In 2022, the Group generated 69% of its continuing sales in the US (2021: 64%; 2020: 69%). In 2022, the Group estimates that a five-cent change in the average exchange rate between the US dollar and sterling would have had an impact on its reported earnings per share of approximately 1.0p. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for more information on how foreign exchange risk is managed. The year-end US dollar rate for 2022 was £1:$1.21 compared to £1:$1.35 for 2021 and £1:$1.37 for 2020. The total impact on shareholders’ funds of foreign exchange translation was a gain of £325m in 2022 compared to a loss of £2m in 2021. These net movements are principally driven by movements in the US dollar as a significant portion of the Group’s operations are in the US.

Critical accounting estimates

See the information set out in the following section of the Pearson Annual Report and Accounts 2022, which is included within Exhibit 15.3:

•	Note 1.a “Accounting policies — 3. Critical accounting assumptions and judgements” of the financial statements on pages 140 to 141.

Results of operations

Year ended December 31, 2022 compared to year ended December 31, 2021

Consolidated results of operations

Sales

The Group’s total sales increased to £3,841m in 2022 from £3,428m in 2021, an increase of £413m or 12%. The year on year increase was impacted by currency movements, primarily the comparative strength of the US dollar relative to sterling during the year. In 2022, currency movements increased sales by £296m when compared to the equivalent figures at constant 2021 rates. When measured at 2021 constant exchange rates, the Group’s sales increased by 3%. There is also a £37m decrease in sales as a result of portfolio changes. Portfolio changes are calculated by taking account of the additional sales (at constant exchange rates) from acquisitions made in the current year, such as Credly and Mondly. Sales made by businesses disposed in either the current year or the prior year are also excluded, such as our international courseware local publishing businesses in Europe, French-speaking Canada, South Africa and Hong Kong. On an underlying basis, sales increased by 5% in 2022 compared to 2021.

Cost of goods sold and operating expenses

The following table summarizes the Group’s cost of sales, net operating expense and other net gains and losses:

	Year ended December 31
	2022	2021
	£m	£m
Cost of goods sold	2,046	1,747
Operating expenses:
Distribution costs	61	62
Selling, marketing and product development costs	564	521
Administrative and other expenses	823	802
Restructuring costs	150	214
Other income	(49)	(37)

Total net operating expenses	1,549	1,562
Other net gains	(24)	(63)

Total continuing operations	3,571	3,246

Cost of goods sold. Cost of goods sold consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges, the cost of service provision in the assessment and testing business and the cost of facilities in virtual schools. The Group’s cost of goods sold increased by £299m, or 17%, from £1,747m in 2021, to £2,046m in 2022. The increase is largely due to foreign exchange rate movements. On a constant exchange rate basis cost of goods sold have increased due to sales recovery in Assessment & Qualifications and English Language Learning, partially offset by sales decline in Higher Education and the absence of costs from businesses disposed. Cost of goods sold as a percentage of sales increased largely as a result of cost inflation in School Assessment and Qualifications as exams returned to normal following COVID-19, and investment in Workforce Skills. Cost of goods sold was 53.3% of sales in 2022 compared to 51.0% in 2021.

Distribution costs. Distribution costs consist primarily of shipping costs, postage and packing. Distribution costs are broadly consistent year on year.

Selling, marketing and product development costs. The Group’s selling, marketing and product development costs increased by £43m or 8% from £521m in 2021 to £564m in 2022. The increase is explained by unfavorable foreign exchange movements and inflation. As a percentage of sales, these costs decreased in 2022 from 15.2% in 2021 to 14.7% in 2022.

Administrative and other expenses. The Group’s administrative and other expenses increased by £21m or 3% from £802m in 2021 to £823m in 2022. The increase reflects the adverse impact of foreign exchange movements and inflationary increases partially offset by favorable benefits from restructuring programs.

Restructuring costs. In August 2022, the Group announced a major restructuring programme to run in 2022. The programme includes efficiencies in product and content, support costs, technology and corporate property. The restructuring costs in 2022 of £150m mainly relate to staff redundancies and impairment of right-of-use property assets. In March 2021, the Group announced a major restructuring programme, which included the reorganisation of the Group into five global business divisions and the simplification of the Group’s property portfolio. The restructuring costs in 2021 of £214m mainly related to the impairment of right of use property assets, the write-down of product development assets and severance.

Other income.

Other income includes freight income and sublet income. Included in administrative and other expenses are research and efficacy costs of £10m (2021: £12m). Other operating income increased to £49m in 2022 compared to £37m in 2021.

Other net gains and losses. Other net gains and losses in 2022 relate to the gains on the disposal of our international courseware local publishing businesses in Europe, French-speaking Canada and Hong Kong and a gain arising on a decrease in the deferred consideration payable on prior year acquisitions, offset by a loss on disposal of our international courseware local publishing businesses in South Africa, due to the recycling of currency translation adjustments, and costs related to disposals and acquisitions. In 2021, other net gains and losses largely related to gains from the disposal of PIHE and the K12 Sistemas business in Brazil offset by costs related to the acquisition of Faethm and the wind down of certain strategic review businesses.

Operating profit

See the information set out in the following section of the Pearson Annual Report and Accounts 2022, which is included within Exhibit 15.3:

•	“Financial Review – operating results” on page 21.

Net finance costs

See the information set out in the following section of the Pearson Annual Report and Accounts 2022, which is included within Exhibit 15.3:

•	“Financial Review – net finance costs” on page 23.

Taxation

See the information set out in the following section of the Pearson Annual Report and Accounts 2022, which is included within Exhibit 15.3:

•	“Financial Review – taxation” on page 23.

Discontinued operations

There were no discontinued operations in either 2022 or 2021.

Profit for the year

The profit for the financial year in 2022 was £244m compared to a profit in 2021 of £178m. The increase in 2022 is mainly due increased operating profits, and a reduction in net finance costs.

Earnings per ordinary share

See the information set out in the following section of the Pearson Annual Report and Accounts 2022, which is included within Exhibit 15.3:

•	“Financial Review – earnings per share” on page 23.

Sales and operating profit by segment

See the information set out in the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	Note 2 “Segment information” of the financial statements on pages 148 to 150; and

•	“Financial Review – divisional results” on pages 22 to 23.

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

Cost of goods sold. Cost of goods sold consists of costs for raw materials, primarily paper, printing and binding costs, amortization of pre-publication costs, royalty charges, the cost of service provision in the assessment and testing business and the cost of teaching and facilities in direct delivery businesses. The Group’s cost of goods sold decreased by £20m, or 1%, from £1,767m in 2020, to £1,747m in 2021. The decrease largely reflects favorable foreign exchange movements. On a constant exchange rate basis cost of goods sold have increased due to sales growth in Virtual Learning and sales recovery in Assessment & Qualifications and English Language Learning, partially offset by sales decline in Higher Education and the absence of costs from businesses disposed. In addition, cost of goods sold as a percentage of sales decreased largely as a result of improvements in the operating leverage particularly in Assessment & Qualifications. Cost of goods sold was 51.0% of sales in 2021 compared to 52.0% in 2020.

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

Administrative and other expenses. The Group’s administrative and other expenses decreased by £14m or 2% from £816m in 2020 to £802m in 2021. The decrease is primarily explained by the impact of lower intangible charges, benefits from restructuring programs and favorable foreign exchange movements, partially offset by an increase in costs as the business returned to ‘normal’ post COVID-19.

Restructuring costs. In March 2021, the Group announced a major restructuring programme to run primarily in 2021. The programme includes the reorganisation of the Group into five global business divisions and the simplification of the Group’s property portfolio. The restructuring costs in 2021 of £214m mainly relate to the impairment of right of use property assets, the write-down of product development assets and staff redundancies. There were no costs of major restructuring in 2020.

Other income. Other operating income mainly consists of freight recharges, sub-rights and licensing income, distribution commissions, investment income and gains on minor asset disposals together with service fee income from Penguin Random House. Other operating income decreased to £37m in 2021 compared to £45m in 2020.

Other net gains and losses. Other net gains and losses in 2021 largely relate to gains from the disposal of PIHE and the K12 Sistemas business in Brazil offset by costs related to the acquisition of Faethm and the wind down of certain strategic review businesses. In 2020, other net gains and losses largely relate to the sale of the remaining interest in Penguin Random House.

Operating profit

The operating profit of £183m in 2021 compares to a profit of £411m in 2020. The decrease in 2021 is mainly due to the gain on sale of Penguin Random House recognized in 2020 and restructuring costs in 2021 offset by improved trading profits, reduced intangible charges and gains on the 2021 business disposals

After stripping out the effect of the portfolio changes, intangible charges, restructuring costs and the impact of currency movements, profits from trading increased by £103m or 33%. This underlying trading increase was primarily due to operating leverage on our revenue growth and cost savings, offset by inflation and investment to drive future growth. At a divisional level, you can see more normalised margins as the businesses recovered post- COVID.

Net finance costs

Net finance costs decreased by £25m from £31m in 2020 to £6m in 2021. The Group’s net interest payable reflected in adjusted earnings decreased from £61m in 2020 to £57m in 2021. The decrease is mainly due a reduction in interest payable on lease liabilities following the disposal of PIHE. In 2021, the total of items excluded from adjusted earnings was income of £51m compared to income of £30m in 2020. Net finance income relating to retirement benefits decreased from £6m in 2020 to £4m in 2021 reflecting the comparative funding position of the plans at the beginning of each year and higher prevailing discount rates. Fair value gains on investments in unlisted securities were £20m in 2021 compared to £26m in 2020. In 2021, finance income of £6m relating to the revaluation of the US K-12 disposal proceeds was recorded and there were gains on long- term interest rate hedges and foreign exchange gains on unhedged inter-company loans and cash and cash equivalents in 2021 compared to 2020.

For a more detailed discussion of the Group’s borrowings and interest expenses see “Liquidity and Capital Resources — Capital Resources” and “— Borrowings” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Taxation

The reported tax credit in 2021 was £1m (0.6%) compared to a charge of £50m (13.2%) in 2020. The principal reasons for reduction in the tax charge are the benefit received from the revaluation of deferred tax assets following the increase in the UK tax rate from 19% to 25% together with a benefit from a change in Italian tax law.

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

Profit for the year

The profit for the financial year in 2021 was £178m compared to a profit in 2020 of £330m. The decrease in 2021 is mainly due to a reduction in the operating profit as a result of the gain on sale of Penguin Random House recognized in 2020 and restructuring costs in 2021 offset by improved trading profits, reduced intangible charges and gains on the 2021 business disposals. In addition, there were higher finance costs and tax charges in 2020.

Earnings per ordinary share

The basic earnings per ordinary share, which is defined as the profit for the financial year divided by the weighted average number of shares in issue, was 23.5p in 2021 compared to 43.7p in 2020. The decrease in 2021 is mainly due to a reduction in the operating profit as a result of the gain on sale of Penguin Random House recognized in 2020 and restructuring costs in 2021 offset by improved trading profits, reduced intangible charges and gains on the 2021 business disposals. In addition there were higher finance costs and tax charges in 2020.

The diluted earnings per ordinary share was 23.3p in 2021 and 43.7p in 2020, with the dilutive effect of options being minimal.

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

Comparative figures for 2021 and 2020 have been restated to reflect the move between segments, resulting in £34m of sales being transferred from the Strategic Review division to the Assessment & Qualifications division in 2021 and £36m in 2020. A reconciliation of operating profit to adjusted operating profit for continuing operations is included in the tables below:

all figures in £ millions	Assessments & Qualifications	Virtual learning	English Language Learning	Workforce Skills	Higher Education	Strategic Review	PRH	Total

	2021
Sales	1,238	713	238	172	849	218	—	3,428
	36%	21%	7%	5%	25%	6%	—	100%
Operating profit /(loss)	158	(41)	(15)	(10)	8	83	—	183
Cost of majorrestructuring	48	48	27	28	63	—	—	214
Intangible charges	13	25	3	7	2	1	—	51
Other net gains and losses	—	—	—	2	—	(65)	—	(63)

Adjusted operating profit	219	32	15	27	73	19	—	385

	2020
Sales	1,118	692	218	163	956	250	—	3,397
	33%	20%	6%	5%	28%	8%	—	100%
Operating profit / (loss)	118	(1)	(6)	18	90	11	181	411
Cost of major restructuring	—	—	—	—	—	—	—	—
Intangible charges	29	30	7	8	3	3	—	80
Other net gains and losses	—	—	—	—	—	2	(180)	(178)

Adjusted operating profit	147	29	1	26	93	16	1	313

1.	Comparative amounts have been represented to reflect the move between operating segments.

Assessment & Qualifications

Assessment & Qualifications sales increased from £1,118m in 2020 to £1,238m in 2021, an increase of £120m or 11%. The Group estimates that after excluding the impact of exchange rates and the contribution from portfolio changes, Assessment & Qualifications sales increased by 17% in 2021 compared to 2020. Professional Certification (VUE) revenue was up 19%, with OnVUE continuing to benefit from growth in the IT sector. US Student Assessment revenue was up 17% and Clinical Assessment revenue was up 30% with strong product launches in the year. Pearson VUE and Clinical Assessment revenues have now grown in comparison to 2019, showing more than post-COVID-19 recovery.

Adjusted operating profit increased 61% in underlying and 49% in headline terms due to the operating leverage on revenue growth partly offset by currency movements.

Pearson VUE revenue grew 19% in underlying terms with test volumes increasing 30% to 16.8m due to COVID-19 recovery, new client launches and growth in existing programmes. We renewed 99% of our expiring contract base and fully resumed exam deliveries in our testing centres. Volumes in OnVUE, Pearson’s online proctoring service, grew 46% to 3m reflecting continuing demand for remote testing and as a complementary expansion to our test center-based delivery options.

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

Strategic Review

Strategic Review sales decreased from £250m in 2020 to £218m in 2021, a decrease of £32m or 13%. The Group estimates that after excluding the impact of exchange rates and the contribution from portfolio changes, Strategic Review sales increased by 2% in 2021 compared to 2020.

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

Liquidity and capital resources

Cash flows and financing

For commentary on liquidity and capital resources for the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	“Financial Review – cash flow and working capital” on page 24;

•	“Financial Review – liquidity and capital resources” on page 24; and

•	Contractual obligations are included within note 18 “Borrowings” on page 177, note 19 “Financial risk management” on page 180 and note 35 “Leases” on page 199 to 200 of the financial statements.

The Group does not have any off-balance sheet arrangements, as defined by the SEC for the purposes of the Form 20-F, that have or are reasonably likely to have a material current or future effect on the Group’s financial position or results of operations.

For commentary on liquidity and capital resources the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to the following sections of our Form 20-F for the year ended December 31, 2021, which was filed on March 30, 2022:

•	“Cash flows and financing” on page 40;

•	“Capital resources” on page 41;

•	“Contractual obligations” on page 42;

•	“Off-balance sheet arrangements” on page 43; and

•	“Borrowings” on page 43.

Treasury policy

The Group’s treasury policy is described in note 19 of “Item 18. Financial Statements”. For a more detailed discussion of the Group’s borrowing and use of derivatives, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Related parties

There were no significant or unusual related party transactions in 2022, 2021 or 2020. Refer to note 36 to the consolidated financial statements on page 200 of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3.

Accounting policies

For a description of the Group’s principal accounting policies used refer to note 1 to the consolidated financial statements on pages 140 to 147 of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

The Group is managed by a Board of Directors, including a Chief Executive who reports to the Board and manages through an Executive Committee. The Group refers to the Board of Directors, the Chair of the Board of

Directors and the Executive Committee as its “senior management”. See the information set out in the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	“Board of directors” on pages 56 to 58; and

•	“Pearson Executive Management (PEM)” on pages 60 to 61.

Compensation of senior management

It is the role of the Remuneration Committee (the Committee) to approve the remuneration and benefits packages of the Executive Directors and other members of the Pearson Executive.

See the information set out in the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	“Directors Remuneration Report” on pages 88 to 119; and

•	Note 36 “Related party transactions” of the financial statements on page 200.

Board practices

As at February 28, 2023, the Group’s Board comprises the Chair, two Executive Directors and seven Non-Executive Directors. The articles of association provide that all the Directors at the date of the notice convening the annual general meeting (“AGM”) shall retire from office at the meeting. A retiring Director shall, if willing to act, be eligible for re-appointment. If they are not re-appointed, they shall retain office until the meeting appoints someone in their place, or if it does not do so, until the end of the meeting or, if the meeting is adjourned, the end of the adjourned meeting. The articles of association also provide that every Director appointed by the Board be subject to re-appointment by shareholders at the next AGM following their appointment.

Linda Lorimer will be retiring from the Board upon the conclusion of the company’s AGM in April 2023. Upon Linda’s retirement, Annette Thomas will be appointed as Chair of the Reputation & Responsibility Committee. All of the Directors, save Linda Lorimer, will offer themselves for re-election at the forthcoming annual general meeting on April 28, 2023.

Pearson is listed on the New York Stock Exchange (“NYSE”). As a listed non-US issuer, the Group is not required to comply with some of the NYSE’s corporate governance rules, but must disclose on its website any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Group believes that it is in compliance in all material respects with all the NYSE rules except that the Nomination & Governance Committee is not composed entirely of independent Directors as the Chair, who is not considered independent under NYSE rules, is a member of this Committee in addition to independent Directors.

The Board of Directors has established the Nomination & Governance, Reputation & Responsibility, Audit, and Remuneration Committees, all of which report to the Board. Each Committee has its own written terms of reference setting out its authority and duties. These can be found on the Governance section of our website (pearsonplc.com).

Details of each of the Committees are set out in the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	“Nomination & Governance Committee Report” on pages 74 to 77;

•	“Reputation & Responsibility Committee Report” on pages 78 to 79;

•	“Audit Committee Report” on pages 80 to 87; and

•	“Directors’ Remuneration Report” on pages 88 to 119.

Employees

See the information set out in the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	Note 5 “Employee Information” of the financial statements on page 159, which shows the average number of persons employed in each of the Group’s geographical areas.

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

Share Ownership

See the information set out in the following sections of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	“Directors Remuneration Report” on pages 88 to 119; and

•	Note 26 “Share based payments” of the financial statements on page 190.

Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

See the information set out in the following section of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	“Additional disclosures” on pages 120-124.

Related party transactions

See the information set out in the following section of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	Note 12 “Investments in joint ventures and associates” of the financial statements on page 170; and

•	Note 36 “Related party transactions” of the financial statements on page 200.

Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated financial statements and other financial information

See the information set out in the following section of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	Consolidated financial statements on pages 134 to 200.

The Group’s policy with respect to dividend distributions is described in response to “Item 4. Information on the Company” above and in Item 10 “Additional Information — dividends” below.

See “Item 4. Information on the Company — Legal Proceedings” for information with respect to legal proceedings to which the Group may be subject from time to time.

Significant changes

Other than those events described in note 37 in the consolidated financial statements on page 200 of the Pearson Annual Report and Accounts 2022, which is included within Exhibit 15.3, and seasonal fluctuations in borrowings, there has been no significant change to the Group’s financial condition or results of operations since December 31, 2022. The Group’s borrowings fluctuate by season due to the effect of the school year on working capital requirements. Assuming no acquisitions or disposals, the maximum level of net debt normally occurs in the third quarter, and the minimum level of net debt normally occurs in December.

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

Articles of association

The Group summarizes below the material provisions of its articles of association, as amended (the Articles of Association), which have been filed as an exhibit to its annual report on Form 20-F for the year ended December 31, 2022. The summary below is qualified entirely by reference to the Articles of Association. In conformity with the the UK Companies Act 2006 (the Act), the Group has multiple business objectives and purposes and is authorized to do such things as the Board may consider fit to further its interests or incidental or conducive to the attainment of its objectives and purposes.

Directors’ powers

The Group’s business shall be managed by the Board of Directors and the Board may exercise all such of its powers as are not required by law or by the Articles of Association or by any directions given by the company by special resolution, to be exercised in a general meeting.

Interested Directors

For the purposes of section 175 of the Act, the Board may authorize any matter proposed to it which would, if not so authorized, involve a breach of duty by a Director under that section, including, without limitation, any matter which relates to a situation in which a Director has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the company. Any such authorization will be effective only if:

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

General meetings

Pursuant to the Act, the company must hold an AGM (within six months beginning with the day following its accounting reference date) at a place and time determined by the Board. The following matters are usually considered at an AGM:

•	approval of final dividends;

•	consideration of the company’s annual accounts together with associated reports of the Board of Directors and auditors;

•	appointment or reappointment of Directors;

•	appointment or reappointment of the auditors, and authorization for the Audit Committee to determine and fix the remuneration of the auditors, and

•	renewal, limitation, extension, variation or grant of any authority to the Board in relation to the allotment and repurchase of securities.

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

Subject to the terms of the shares which have been issued, the Directors may from time to time make calls upon the shareholders in respect of any moneys unpaid on their shares, provided that (subject to the terms of the shares so issued) no call on any share shall be payable at less than fourteen clear days from the last call. The Directors may, if they see fit, receive from any shareholder willing to advance the same, all and any part of the moneys uncalled and unpaid upon any shares held by him or her.

Changes in capital

The Group may, from time to time by ordinary resolution subject to the Act:

•	consolidate and divide all or any of its share capital into shares of a larger nominal amount than its existing shares; or

•	sub-divide all of or any of its existing shares into shares of smaller nominal amounts.

The Group may, from time to time, increase its share capital by allotting new shares in accordance with the prescribed threshold authorized by shareholders at the last AGM and subject to the consents and procedures required by the Act. The Group may also, by special resolution, reduce its share capital.

On 24 February 2022, the Board approved a £350m share buyback program in order to return capital to shareholders, which was launched on 4 April 2022 and completed on 7 December 2022.

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

Other provisions of the Articles of Association

Whenever the Group’s capital is divided into different classes of shares, the special rights attached to any class may, unless otherwise provided by the terms of the issue of the shares of that class, be varied or abrogated, either with the written consent of the holders of three-fourths of the issued shares of the class (excluding any issued as treasury shares) or with the sanction of a special resolution passed at a separate meeting of these holders. Conditions set out in the Articles of Association with respect to the variation of rights are subject to the provisions of the Act. In the event that a shareholder or other person appearing to the Board of Directors to be interested in ordinary shares fails to comply with a notice requiring him or her to provide information with respect to their interest in voting shares pursuant to section 793 of the Act, the Board may serve that shareholder with a notice of default. After service of a default notice, that shareholder shall not be entitled to attend or vote at any general meeting or at a separate meeting of holders of a class of shares or on a poll until he or she has complied in full with the Group’s information request.

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

Material contracts

The Group has not entered into any contracts outside the ordinary course of business during the three-year period immediately preceding the date of this annual report, other than the Trust Deed entered into in 2020 with respect to £350.0 million aggregate principal amount of 3.750% guaranteed notes due 2030, in each case, issued by a subsidiary and guaranteed by Pearson, which filed as Exhibit 2.2 of this report.

Executive employment contracts

The Group has entered into agreements with each of its Executive Directors pursuant to which such Executive Director is employed by the Group. These agreements describe the duties of such Executive Director and the compensation to be paid by us. See “Item 6. Directors, Senior Management and Employees — Compensation of Senior Management”.

It is the Group’s policy that it may terminate the Executive Directors’ service agreements by giving no more than 12 months’ notice. As an alternative, the Group may at its discretion pay in lieu of that notice. Payment-in-lieu of notice may be made in equal monthly installments from the date of termination to the end of any unexpired notice period. In the case of Executive Directors, payment-in-lieu of notice in installments may also be subject to mitigation and reduced taking into account earnings from alternative employment. For Executive Directors, pay in lieu of notice comprises 100% of the annual salary at the date of termination and the annual cost to the company of providing pension and all other benefits. The Group may, depending on the circumstances of the termination, determine that it will not pay the Director in lieu of notice and may instead terminate a Director’s contract in breach and make a damages payment, taking into account as appropriate the Director’s ability to mitigate their loss.

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

A US holder who is an individual who has been resident for tax purposes in the UK but who ceases to be so resident or becomes regarded as resident outside the UK for the purposes of any double tax treaty (“Treaty Non-resident”) and continues to not be resident in the UK, or continues to be Treaty Non-resident, for a period of five years or less and who disposes of his ordinary shares or ADSs during that period may also be liable on his return to the UK to UK tax on capital gains, subject to any available exemption or relief, even though he or she is not resident in the UK, or is Treaty Non-resident, at the time of the disposal.

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

Following certain EU litigation, HM Revenue & Customs (HMRC) accepted that it would no longer seek to apply the 1.5% SDRT charge when new shares are issued to a clearance service or depositary receipt system (or transferred into a clearance service or depositary receipt system, where such transfer is integral to the raising of capital by the company concerned) on the basis that the charge was not compatible with EU law. Following the UK’s departure from the EU, such pre-existing EU law rights, recognized in litigation, were preserved as a domestic law matter following the end of the implementation period on December 31, 2020 pursuant to provisions of the UK European Union (Withdrawal) Act 2018. HMRC’s view is that the 1.5% SDRT or stamp duty charge will continue to apply to transfers of shares into a clearance service or depositary receipt system, unless they are an integral part of an issue of share capital. In addition, on 22 September 2022 the UK government introduced to the House of Commons the Retained EU Law (Revocation and Reform) Bill which, if enacted without relevant amendment, would have the effect that such pre-existing EU law rights, recognized in litigation, would by default (that is, absent the exercise of a regulation-making power to restate or reproduce such rights in domestic law) cease to be recognized after 31 December 2023; and in that eventuality, such pre-existing EU law rights would cease to restrict the application of the rules providing for the 1.5% SDRT or stamp duty charge. The Bill passed its third reading in the House of Commons on 18 January 2023, and was introduced to the House of Lords on 19 January 2023. Specific professional advice should be sought before paying the 1.5% SDRT or stamp duty charge in any circumstances.

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

Documents on display

Copies of the Group’s Memorandum and Articles of Association are filed as exhibits to this Annual Report. We also file reports and other information with the SEC. These materials, including this Annual Report and the accompanying exhibits are available on the Investors page of the company’s website (pearsonplc.com). In addition, shareholders may request a copy of certain documents referred to in this Annual Report by writing to us at the following address: Pearson plc, c/o the Company Secretary, 80 Strand, London WC2R 0RL.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information set out in the following section of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	Note 19 “Financial risk management” of the financial statements on pages 178 to 180;

•	Note 14 “Classification of financial instruments” of the financial statements on pages 172 to 173; and

•	Note 16 “Derivative financial instruments and hedge accounting” of the financial statements on pages 174 to 176.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

AMERICAN DEPOSITARY SHARES

The Group’s ordinary shares trade in the form of ADSs evidenced by ADRs under a sponsored ADR facility with The Bank of New York Mellon, as depositary. Each ADS represents one ordinary share.

The following information on ADSs is filed as Exhibit 3.1 to this Form 20-F:

•	Any procedure for voting the deposited securities;

•	The procedure for collecting and distributing dividends;

•	The sale or exercise of rights;

•	The deposit or sale of securities resulting from dividends, splits or plans of reorganization;

•	Amendment, extension or termination of the deposit arrangements;

•	Any restrictions on the right to transfer or withdraw the underlying securities; and

•	Any limitation on the depositary’s liability.

The principal executive office of The Bank of New York Mellon is located at 240 Greenwich Street, New York, NY 10286.

Fees paid by ADR holders

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

The following table summarizes various fees currently charged by The Bank of New York Mellon:

Person depositing or withdrawing shares must pay to the depositary:	For:
$ 5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•  Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$ .05 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities by the depositary to ADS registered holders of deposited securities

$.05 (or less) per ADS per calendar year	• Depositary services

Registration of transfer fees	• Transfer and registration of shares on the share register to or from the name of the depositary or its agent when shares are deposited or withdrawn

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Person depositing or withdrawing shares must pay to the depositary:	For:
• Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees incurred in past annual period and fees to be paid in the future

The Depositary reimburses the company for certain expenses it incurs in relation to the ADS program. The Depositary also pays the standard out-of-pocket maintenance costs for the registered ADSs, which consist of the expenses for the mailing and printing of proxy materials, distributing dividend checks, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It also reimburses the company for certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the company, but the amount of reimbursement is not necessarily tied to the amount of fees the Depositary collects from investors. The company received $50,000 as reimbursement from the depositary for 2022.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

An evaluation of the effectiveness the Group’s disclosure controls and procedures as of December 31, 2022 was carried out by management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective as at December 31, 2022 at a reasonable assurance level. A controls system, no matter how well designed and operated, cannot provide absolute assurance to achieve its objectives.

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022 based on criteria in Internal Control — Integrated Framework (2013) issued by the COSO.

During 2022, a deficiency was identified in the design of internal controls over the classification of investments in unlisted securities. Management assessed the severity of the control deficiency and has concluded that it was a material weakness. Accordingly, management also reassessed its conclusion as to the effectiveness of internal control over financial reporting as of December 31, 2021, and concluded that internal control over financial reporting was also not effective as of such date. The material weakness resulted in the revisions to the accounting for certain unlisted investments as described in note 1b to the Group’s consolidated financial statements for the year ended December 31, 2022.

During 2022, management took actions to remediate the material weakness. Additional controls have been implemented which specifically address the correction and ongoing accounting. The remediated controls have been tested and found to be effective as of December 31, 2022. Management concludes that the newly implemented controls have remediated the material weakness related to the classification of unlisted securities.

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, as stated in their report which appears on page 52.

Change in internal control over financial reporting

During the period covered by this Annual Report on Form 20-F, the Group made some acquisitions and disposals, and in some cases, this impacted the control environment. In addition, as noted above, actions were taken to remediate the identified material weakness. Other than this, there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The members of the Board of Directors of Pearson plc have determined that Graeme Pitkethly is an audit committee financial expert within the meaning of the applicable rules and regulations of the SEC.

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

In line with best practice, the Group’s relationship with Ernst & Young LLP (EY) is governed by its external auditor policy, which is reviewed and approved annually by the audit committee. The policy establishes procedures to ensure the auditors’ independence is not compromised as well as defining those non-audit services that EY may or may not provide to Pearson. These allowable services are in accordance with relevant UK and US legislation.

The audit committee approves all audit and non-audit services provided by EY, unless clearly trivial. Where appropriate, services will be tendered prior to awarding this work to the auditor.

For details of the remuneration paid to the external auditors, which were EY for 2022 and PwC for 2021, see the information set out in the following section of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	Note 4 “Operating expenses” of the financial statements on page 158.

No fees were incurred in relation to taxation, including tax compliance, tax advice and tax planning.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

Period	Total number of shares purchased	Average price paid per share	Total number of units purchased as part of publicly announced plans or programs	Approximate maximum value of shares that may yet be purchased under the plans or programs
April 1, 2022 – April 30, 2022	11,176,349	£7.77	9,885,524	£275m
May 1, 2022 – May 31 2022	4,518,993	£7.55	4,518,993	£241m
June 1, 2022 – June 30, 2022	7,203,444	£7.52	5,363,132	£201m
July 1, 2022 – July 31, 2022	2,897,074	£7.57	2,897,074	£179m
August 1, 2022 – August 31 2022	2,567,366	£8.75	2,567,366	£156m
September 1, 2022 – September 30, 2022	5,496,817	£8.91	5,496,817	£107m
October 1, 2022 – October 31, 2022	6,315,733	£9.03	6,315,733	£50m
November 1, 2022 – November 30, 2022	3,017,726	£9.72	3,017,726	£21m
December 1, 2022 – December 31, 2022	3,587,362	£9.46	2,205,695	n/a

On 24 February 2022, the Board approved a £350m share buyback programme in order to return capital to shareholders. During the year, all of the shares were bought back and cancelled at a cost of £353m. The nominal value of these shares, £10m, was transferred to the capital redemption reserve, and the remainder of the cost is recorded within retained earnings. In 2021, no shares were bought back.

All purchases were made in open-market transactions in London in accordance with applicable law. Pearson did not structure such purchases to fall withing the safe harbor provisions of the U.S. SEC’s Rule 10b-18.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Board of Directors is responsible for proposing the external auditor for election by the shareholders, on recommendation from the Audit Committee of the Board of Directors. Under applicable auditor rotation rules, Pearson was required to change auditors from its previous auditor, PricewaterhouseCoopers LLP (PwC), no later than for the financial year 2024. In March 2021, Pearson initiated a tendering process, overseen by the Audit Committee, for appointment of Pearson plc’s auditor for the financial year 2022. PwC was not invited to tender given their tenure. Following a detailed review of the performance of each firm during the tender process, the Steering Committee, led by members of the Audit Committee, recommended Ernst & Young LLP (EY) as the preferred candidate. In accordance with statutory requirements, a report on the tender selection procedure and conclusions was prepared and validated by the Audit Committee. On June 9, 2021, the Audit Committee and subsequently the Board approved the recommendation to appoint EY and to dismiss PwC at the 2022 AGM following completion by PwC of its procedures on the financial statements of Pearson plc as of and for the year ended December 31, 2021 and the filing of the related Form 20-F, which was filed on March 30, 2022. On June 9, 2021, the Company announced the Board’s intention to propose to shareholders at the 2022 AGM that EY be appointed as the Company’s statutory auditor for the financial year ending 31 December 2022. EY were subsequently appointed as the Company’s statutory auditor at the 2022 AGM.

As previously reported in the Company’s Form 20-F for the year ended December 31, 2021, the reports of PwC on the financial statements for the fiscal years ended December 31, 2021 and 2020 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal years ended December 31, 2020 and 2019 and the subsequent period through to 30 March 2022 there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their reports on the financial statements for such years.

During the fiscal years ended December 31, 2021 and 2020 and the subsequent period through the engagement of EY at the 2022 AGM, we did not consult EY regarding (a) the application of accounting principles to a specific completed or proposed transaction, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither was a written report or oral advice provided to the Company by EY that EY concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

Pearson is listed on the New York Stock Exchange (“NYSE”). As a listed non-US issuer, the Group is required to comply with some of the NYSE’s corporate governance rules, and otherwise must disclose on its website any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE listing standards. At this time, the Company believes that it is in compliance in all material respects with all the NYSE rules except that the Nomination & Governance Committee is not composed entirely of independent directors as the Chair, who is not considered independent under NYSE rules, is a member of this committee in addition to independent directors.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See the information set out in the following section of the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3:

•	Consolidated Income Statement for the years ended December 31, 2022, 2021 and 2020 on page 134;

•	Consolidated Statement of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020 on page 135;

•	Consolidated Balance Sheet as at December 31, 2022 and 2021 on pages 136 to 137;

•	Consolidated Statement of Changes in Equity for the years ended December 31, 2022, 2021 and 2020 on page 138;

•	Consolidated Cash Flow Statement for the years ended December 31, 2022, 2021 and 2020 on page 139; and

•	Notes to the Consolidated Financial Statements on pages 140 to 200.

In 2022, an error was identified related to the Group’s accounting for certain investments in unlisted securities. Investments that should have been accounted for at fair value through profit and loss were previously accounted for at fair value through other comprehensive income. Having assessed both the quantitative and qualitative factors, management determined that the error did not have a material impact on its previously issued consolidated financial statements. The Group has corrected its accounting for these investments in the current year and the comparative financial statement line items and related disclosures have also been revised to reflect the change in accounting treatment. All impacted primary statements and related notes have been revised. See note 1b to the Consolidated Financial Statements in the Pearson Annual Report and Accounts 2022, which are included within Exhibit 15.3, for further details about the impact of the revision.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Pearson plc

Opinion on Internal Control over Financial Reporting

We have audited Pearson plc’s (the ‘Group’s’) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as at December 31, 2022, and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for the year ended December 31, 2022, and the related notes of the Group and our report dated March 31, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

London, United Kingdom

March 31, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Pearson plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Pearson plc (the Company) as of December 31, 2022 and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of acquired intangible assets

Description of the Matter	As described in Note 30 to the consolidated financial statements, the Company acquired Credly and Mondly during 2022 for total consideration of £285 million. The fair value determination of the acquired technology intangible assets required management to make estimates and significant assumptions regarding discount rates, revenue growth rates, and profit margins. In addition, the fair value determination of the acquired Credly customer relationships included customer churn rate assumptions in the future cash flows. The technology intangible assets and customer relationships were valued using an income-based approach. These assumptions are forward-looking and could be affected by future market and economic conditions.

Auditing management’s accounting for the acquisitions was complex due to the significant estimation uncertainly in the Company’s determination of the fair value of the acquired Credly customer relationships and technology intangible assets and Mondly technology intangible assets, which in aggregate were assigned a fair value of £99 million. The significant estimation uncertainty was primarily due to the sensitivity of the underlying revenue growth rates, profitability and discount rates used in valuing the technology intangible assets and the additional customer churn rates for valuing the customer relationships assets.

How We Addressed the Matter in Our Audit	To test the estimated fair value of the intangible assets described above, our audit procedures included, among others, assessing the fair value methodology used by the Company and evaluating the significant assumptions therein. For example, we involved valuation specialists to assist with our evaluation of the methodologies used by the Company. The valuation specialists also assisted with our evaluation of the discount rates, by comparing them to their independently calculated rates. For the technology intangible assets, we compared the revenue growth rates and profitability to historical performance of both the Company and the acquiree, underlying contractual terms, and peer companies. We performed a similar analysis of customer churn rates, for purposes of assessing the valuation of the customer relationships. In addition, we tested the completeness and accuracy of the underlying data used by the Company in its analyses.

Uncertain tax position for EU State Aid case

Description of the Matter

As described in Notes 7 and 34 to the consolidated financial statements, the Company has recorded a provision related to the uncertain tax position for the EU State Aid case. As of December 31, 2022 the total exposure in relation to the EU State Aid case is calculated to be £105 million (excluding interest) and at December 31, 2022, management estimates the expected value of the provision to be £63 million, which has been provided for in 2022, through a reduction in the related non-current asset. The Company uses significant judgement in assessing the timing of and need for the recognition of the provision, including potential outcomes related to the exposure, following the dismissal of the first appeal by the EU General Court in 2022. The Company used the expected value approach to assess the wide range of possible outcomes.

Auditing management’s measurement of this uncertain tax position involved complex analysis and auditor judgement because management’s estimated range of possible outcomes related to the exposure is complex, requires a high degree of judgement and is based on interpretations of tax laws and legal rulings.

How We Addressed the Matter in Our Audit	To test the EU State Aid case uncertain tax position, our audit procedures included, among others, assessing the application of the expected value approach methodology used by the Company in evaluating the range of possible outcomes. We involved tax professionals with specialized knowledge in state aid matters to assist with our evaluation of the Company’s assessment of the range of possible outcomes related to the exposure. These tax professionals were also involved to assist in our evaluation of the methodology used by the Company considering the degree of uncertainty. Additionally, we evaluated the potential outcomes included in the Company’s calculation and the probabilities assigned to each outcome compared to other companies with state aid and state aid related legal rulings. We also inspected correspondence to the Company from both the tax authorities and the Company’s external legal counsel. In addition, we tested the completeness and accuracy of the underlying data used to estimate the amount of the provision recorded.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2022.

London, United Kingdom

March 31, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Pearson plc

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Pearson plc and its subsidiaries (the “Group”) as of 31 December 2021 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the two years in the period ended 31 December 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2021 and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2021 in accordance with (i) International Financial Reporting Standards as issued by the International Accounting Standards Board and (ii) UK-adopted International Accounting Standards.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

London, United Kingdom

30 March 2022, except for the effects of the revision discussed in note 1b and the change in composition of reportable segments discussed in note 2 to the consolidated financial statements, as to which the date is 31 March 2023

We served as the Group’s auditor from 1996 to 2022.

ITEM 19.	EXHIBITS

1.1	Articles of Association of Pearson plc.f

2.1	Trust Deed dated May 6, 2015 between Pearson Funding Five plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee. l

2.2	Trust Deed dated June 4, 2020 between Pearson Funding plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee.h

3.1	Description of securities of Pearson plc.

8.1	List of Significant Subsidiaries.

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15.1	Consent of Ernst & Young LLP.

15.2	Consent of PricewaterhouseCoopers LLP.

15.3	Pearson Annual Report and Accounts 2022.*

101	Inline Interactive Data File

101.INS	Inline XBRL Instance Document — The instance document does not appear in the Interactive Date

File because its XBRL tags are embedded within the inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the inline XBRL document).

f	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2021 and filed March 30, 2022.
l	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2015 and filed March 23, 2016.
h	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2020 and filed April 1, 2021.
*

Certain of the information included within Exhibit 15.3, which is provided pursuant to Rule 12b-23(a)(3) of the Securities Exchange Act of 1934, as amended, is incorporated by reference in this Form 20-F, as specified elsewhere in this Form 20-F. With the exception of the items and pages so specified, the Pearson Annual Report and Accounts 2022 is not deemed to be filed as part of this Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets the requirements for filing a Form 20-F and that it has caused and authorized the undersigned for sign this annual report on its behalf.

Pearson plc

/s/ Sally Johnson
Sally Johnson
Chief Financial Officer

Date: March 31, 2023