Form 20-F
period 2025-12-31
PEARSON PLC
filed 2026-03-13
CIK 938323

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2025
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

Ordinary Shares, 25p par value	635,814,880
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

Powering growth through innovation Helping people realise the life they imagine through learning Annual report and accounts 2025

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 We are uniquely positioned to meet the evolving global demand for skills through innovation, partnership and measurable impact.

Use this QR code to visit our Pearson plc website where you can find the online version of this report.

“Pearson continues to evolve with purpose, continuing to innovate and leverage AI to create sustainable value for learners, partners and shareholders.”

The Strategic report, up to and including page 69, was approved for issue by the Board on 12 March 2026 and signed on its behalf by:

Sally Johnson
Chief Financial Officer

Strategic report		Governance report

At a glance	2	Corporate governance	70

2025 highlights	3	Directors’ Remuneration Report	117

Business unit overviews	4	Additional disclosures	153

AI is accelerating demand for trusted skills assessment and verification	6
Using AI to improve efficiency, performance and learning outcomes	7	Financial statements

Chair’s note	8	Statement of Directors’ responsibilities	157

Chief Executive’s review	10	Consolidated financial statements	168

Strategic framework	12	Other information
Our business model and value drivers	13
Engaging with our stakeholders	17

Key performance indicators for 2025	23	Five-year summary	234

Financial review	25	Financial key performance indicators	235

Sustainability	32	Additional information for US listing purposes	241

Risk management	55	Shareholder information	262

Pearson at a glance

Pearson
Pearson Labs
Welcome to what'

Our purpose

Helping people realise the life they imagine through learning

We are the world's lifelong learning company

What we do

1 Create and curate content

- Produce assessments
- Develop learning courseware
- Design courses
- Write curriculum standards

2 Distribute content digitally and physically

- Deliver assessments
- Distribute lessons
- Enable learning experiences
- Facilitate teaching

3 Build and verify skills

- Score assessments
- Measure skills
- Credential skills
- Evaluate talent

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 2 Pearson at a glance Our purpose Helping people realise the life they imagine through learning We are the world’s lifelong learning company What we do 1 2 3 Create and curate content Distribute content digitally Build and verify skills • Produce assessments and physically • Score assessments • Develop learning courseware • Deliver assessments • Measure skills • Design courses • Distribute lessons • Credential skills • Write curriculum standards • Enable learning experiences • Evaluate talent • Facilitate teaching

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 3

2025 highlights: Powering growth through innovation

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 3 2025 highlights: Powering growth through innovation operational Pearson continued progress to – deliver advancing strong our strategic purpose and to help people realise the life they imagine through learning. Sales Underlying growth £3,577m 4% Adjusted operating profit Underlying growth £614m 6% Free cash flow conversion* Free cash flow 125% year-on-year increase 8% * Inclusive Free cash of flow the conversion recovery of calculated £0.1bn of taxes as free in cash relation flow to divided the State by Aid adjusted matter earnings . . Improved Group adjusted operating profit margin to 17.2% Read more on page 126 Strong cash performance with free cash flow of £527m. Completed a £350m share buyback Read more on page 29 Continued to lead with the application of innovative technologies, deepening and scaling AI across our offering driving measurable improvements in learner outcomes and saving educators meaningful time, whilst embedding AI as a foundational capability within Pearson Read more on page 7 Continued enterprise momentum through strategic partnerships to help employees and organisations prepare for the future of work Read more on page 7

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 4

Business unit overviews

Assessment & Qualifications

Assessment & Qualifications (A&Q) delivers world-class testing, certification and qualification solutions through four sub-business units, all of which contributed to growth in 2025: Pearson Professional Assessments (formerly known as Pearson VUE), Clinical Assessment, US Student Assessment and UK & International Qualifications. Together, these businesses provide trusted knowledge and skills measurements for learners, professionals, enterprises and institutions globally.

In 2025, Pearson Professional Assessments continued to lead the global market in large-scale testing services, supporting workforce certification and reskilling across professional and government sectors. Despite headwinds in PDRI driven by US federal government hiring and spend reductions, the business grew, securing new contracts and expanding enterprise partnerships. We also integrated AI to drive efficiencies in assessment generation, and strengthened our global delivery infrastructure.

Clinical Assessment delivered strong growth due to the continued traction of our products in the market and digital product growth. This was further supported by the first state-wide adoption of our digital platform in Tennessee and our expanded pharmaceutical business. Key innovations included the launch of Revibe, a wearable device designed to support individuals experiencing challenges with focus and attention, the pilot of an AI-powered psychological report writing assistant and the release of D-KEFS Advanced, a fully digital neuropsychology assessment.

US Student Assessment advanced its role as a strategic assessment partner to states and districts, delivering comprehensive assessment systems spanning formative, interim and summative programmes. Although we lost the contract with New Jersey, we subsequently renewed and extended several key contracts, including Maryland and others at a late stage of contract completion. We also launched an integrated partnership with McGraw Hill to embed assessments into core K12 curricula.

UK & International Qualifications delivered strong growth, benefiting from volume and international expansion. We commenced the delivery of the new UK Government Test Operations Services contract and we expanded our digital offerings, including increased adoption of onscreen assessment and ActiveHub, our flagship teaching and learning platform.

Across A&Q, priorities for 2026 include continued expansion into adjacent market opportunities, such as moving up the value chain into high-stakes test prep and formative assessments, as well as renewing key contracts and securing new wins. We are also expanding internationally, enhancing operational excellence and accelerating innovation, particularly through AI.

Virtual Learning

Virtual Learning (VL) delivers high-quality online learning solutions for K12 students through two main offerings: Partner Schools and District Partnerships.

Partner Schools provides state-wide, turnkey virtual school solutions for public K12 students in the US, integrating courseware, platform technology, instructional services and a range of support services to deliver flexible, high-quality online learning. District Partnerships offers customisable virtual education solutions for K12 districts.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 5

In 2025, we made targeted marketing investments to capture demand and completed the launch of a new enrolment portal across the Partner Schools network, helping to remove friction in the enrolment process. We continued to expand our career programmes with new offerings, now available across our Partner Schools network to support students in their transition to the workforce. We opened two new schools, taking our total to 41 across 31 states. We also deepened the integration of AI into our study tools, contributing to higher course scores and end-of-semester pass rates.

Our 2026 priorities focus on continuing to capture growing demand for US virtual schooling, further strengthening of our marketing and enrolment capabilities, targeted school expansion and the ongoing application of AI to personalise teaching and learning.

Higher Education

Higher Education (HE) provides leading learning experiences across the Post-Secondary and Early Careers markets, with additional reach into K12 education through Honours, AP®, Dual Enrolment, and Career and Technical Education (CTE).

In 2025, we provided AI-powered learning experiences that delivered measurable improvements in learning outcomes. Adoption continued to grow across our key platforms, all of which now integrate advanced learning capabilities to support more personalised, adaptive and engaging experiences. The new ‘Go Deeper’ functionality in our AI study tools encourages critical thinking by prompting learners with challenging follow-up questions. We continued to see strong traction in our Inclusive Access offerings. We also expanded the successful monetisation of Study Prep (formerly ‘Channels’) through new AI-driven diagnostics and coaching features, helping students build confidence ahead of assessments, and extended reach into international markets.

In Early Careers, we established a direct sales force to accelerate our College and Career Readiness strategy. Our acquisition of eDynamic Learning (eDL), North America’s largest provider of digital CTE, was a significant milestone – strengthening our portfolio and enhancing our ability to support learners as they transition from education into the workforce.

Looking ahead to 2026, our focus remains on product and platform innovation, expanding reach and impact in the sector through strong educator partnerships, and building on our Early Careers offerings. We will continue to enhance access and integration across our Inclusive Access offerings in the US, while focusing internationally on emerging markets, digital expansion and content localisation.

English Language Learning

English Language Learning (ELL) is a global destination for learners seeking to develop and validate their English proficiency. By combining deep pedagogical expertise with advanced technology, ELL delivers scalable learning and assessment solutions that enable individuals, teachers, enterprises and governments to achieve academic and professional goals. It does this through three main offerings: institutional courseware, including Wizard by Pearson; English proficiency assessments, such as the Pearson Test of English (PTE) for migration and Versant by Pearson for enterprises; as well as our online offering, Mondly by Pearson.

In 2025, Institutional advanced its digital learning capabilities through new AI-powered tools for students and teachers, including Smart Lesson Generator for educators. Wizard by Pearson continued to grow in Brazil, supported by increased online business.

Our assessment portfolio, including PTE, Versant by Pearson and a range of institutional assessments, continued to support learners seeking to demonstrate English proficiency. We launched the PTE Express Test, meeting growing demand for trusted online testing among US-bound learners, and renewed our agreement with Australia’s Department of Home Affairs.

Mondly by Pearson expanded its suite of engaging online learning experiences with the launch of the Digital Language Tutor, an AI-driven product designed to support enterprise learners to improve their workplace English proficiency.

In 2025, in collaboration with our Enterprise Learning & Skills business unit and co-developed with Microsoft, we launched Communication Coach, which is designed to improve the communication ability of both native English and non-native English speakers and is aligned with Pearson’s Global Scale of English, our proprietary rubric to benchmark English language proficiency.

For 2026, we will continue leveraging AI and digital technologies to enhance learning and assessment offerings. Our priorities include continued strong operational performance, refreshing our Institutional product suite, developing next-generation solutions for institutional and government partners, and supporting enterprise customers with advanced upskilling capabilities.

Enterprise Learning & Skills

Enterprise Learning & Skills (ELS) provides career-focused qualifications and enterprise talent solutions through Vocational Qualifications (VQ) and Enterprise Solutions, which includes skilling content, assessments and digital credentialing.

Vocational Qualifications continues to be the UK leader in applied, career-focused credentials rooted in real-world work scenarios, with an additional presence in 58 markets globally. One in five working-age individuals in the UK holds a Pearson BTEC qualification and our programmes are adopted by ministries of education globally to support skills reform. In 2025, VQ won contracts with the UK Ministry of Defence, the Uzbekistan Ministry of Education and the Kingdom of Saudi Arabia, reflecting the strength of our apprenticeship and international BTEC expansion strategies.

Enterprise Solutions helps companies address evolving talent needs in a rapidly changing economy, particularly as AI reshapes workforce requirements. Through Credly, TalentLens, Faethm and IT Pro, we support businesses in assessing skills gaps, planning talent strategies, sourcing talent and delivering skills development aligned to commercial objectives. In 2025, we launched a global go-to-market approach, including a Global Enterprise Sales team, supported by marketing and delivery. We secured strategic partnerships with hyperscaler partners (Microsoft, AWS and Google Cloud) and leading professional services enterprises (including HCLTech, Cognizant and IBM).

In the US, General Educational Development (GED) remains a critical pathway for individuals seeking to enter the workforce or pursue higher education and continues to support career advancement. As of 2025, more than 20 million learners have earned the GED, which is recognised in over 90 countries.

Looking to 2026, we will continue to address the growing market need for trusted talent solutions that enable employees to work more effectively with AI. We will drive value from our existing partners while expanding our partner ecosystem, and will also broaden our validated skills data to support workforce mobility at scale.

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 6 AI is accelerating demand for trusted skills assessment and verification demographics Confident in the and future AI which due to are the driving mega upskilling trends of demand, and enduring as well competitive as Pearson’s strengths unique. characteristics Mega trends Demographics AI Upskilling demand Unique Characteristics & Enduring Strengths ~90% Profit Operationally digital workflows complex and physical print and ~10% Profit Digital courseware, embedded in critical workflows Leadership positions Long history of operational excellence Deeply embedded Proprietary data sets Trust Why AI strengthens Pearson’s position Advances in AI are driving large-scale reconfiguration of industries, occupations and educational approaches, providing secular tailwinds for learning, assessment and verification. Pearson, as the world’s lifelong learning company, is perfectly positioned to benefit from this massive wave of human skilling over the next several years. Our unique characteristics of trust, infrastructure level quality, operational strength, and breadth of services that are embedded in the learning ecosystems alongside our investments in AI driven innovation delivers strong, durable cash flows and profitability. And our deep and enduring competitive advantages provide a unique platform for future growth.

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 7 Using AI to improve efficiency, performance and learning outcomes From operations to products, AI is enhancing execution at scale. Improving efficiency and speed to market AI-enabled authoring and editorial tools that shorten product development cycles Multilingual content translation with human-in-the-loop governance AI-powered customer support and employee productivity tools that improve speed and consistency Embedding AI into trusted products AI Study Tools in Higher Education, including ‘Go Deeper’, designed to prompt higher-order thinking Communication Coach: a Microsoft Teams–integrated product providing real-time, role-specific feedback AI-enhanced exam preparation, including adaptive practice tests and the GCSE Exam Practice Assistant AI-enabled tools aligned to trusted frameworks, including speaking practice aligned to the Global Scale of English Scaling AI through a disciplined operating model The AI Centre for Enablement (C4E) provides shared standards, tools and expertise to accelerate experimentation and scale reusable AI solutions. It enables faster innovation while ensuring consistency, efficiency and responsible AI practices across Pearson. Operating AI responsibly Trust, safety and integrity are central to our AI deployments, supported by robust governance aligned with global standards Breadth of strategic and innovation partnerships Hyperscalers Professional services Microsoft Salesforce IBM AWS HCLTech Deloitte Google Cloud Cognizant TCS Innovation partners Meta for Education AndroidXR Vū Technologies data Powered -informed by learning design, science our AI and tools experiences deliver engaging, that spark personalised critical thinking and drive student success.” Tony Prentice Chief Product Officer

A year of delivery, performance and progress Executing with discipline to deliver sustainable returns I would like to thank everyone at Pearson for their contribution to another successful year. Thanks to the execution of Pearson’s people, strong leadership and disciplined financial management, alongside the trust of customers in our market-leading products and services, Pearson has delivered sales and earnings growth in line with expectations. This performance enables the company to continue delivering returns to shareholders. Pearson’s robust results and strong financial position underpin our ability to invest in continuously enhancing our offerings and addressing significant opportunities in faster-growing segments of the learning market, particularly within our medium-term growth vectors of Early Careers and Enterprise Skills. Reflecting our confidence in the outlook for the business, the Board is recommending an increase in the final dividend, resulting in a full-year dividend of 25.2p per share, payable on 8 May 2026 to shareholders on the register on 20 March 2026. Our dividend is supplemented by a strong track record of share buybacks, with a further £350m programme completed in 2025 and, in January 2026, the announcement of an additional £350m programme – demonstrating our ongoing commitment to shareholder value creation through disciplined capital allocation. Strategic partnerships and innovation Pearson’s progress in 2025 has been significant and broad-based. Long-term strategic partnerships with Microsoft, AWS and Google Cloud are totemic examples of Pearson’s commitment to innovation and impact. These partnerships extend our reach across enterprise, Higher Education and K12, accelerate our cloud transformation and provide unique go-to-market opportunities. In addition, recently signed professional services strategic partnerships with HCLTech, Cognizant, IBM, Deloitte and TCS are helping Pearson to scale delivery, enhance operational agility and unlock new opportunities. These relationships are instrumental in supporting Pearson’s transformation and enabling the company to move faster and more effectively in serving learners, institutions and enterprises worldwide. Pearson has continued to embed AI more deeply across its products and services, bringing enhanced learning experiences to more people, faster. When applied thoughtfully AI supports higher-order outcomes in reasoning and problem-solving. When a learner uses AI as a teleportation device, taking them straight to the answer, they don’t learn, but when AI is used as a map – accompanying them through the different stages to get to the endpoint – it enhances learning. Investment in AI across products and services is increasingly translating into differentiated offerings, improved customer outcomes and commercial opportunity.

Pearson’s role in an evolving world of learning Reflecting on my observations in last year’s annual report, and the extraordinary changes we have witnessed over the last 12 months with the seismic forces of AI and demographic change continuing to reshape our world, it is clear to me that Pearson’s purpose – helping people realise the life they imagine through learning – has never been more relevant. Pearson is evolving to meet these challenges and opportunities head-on. As skills requirements evolve and the pace of change in the workplace continues to accelerate, demand for learning and the validation of skills is increasing. Pearson’s deeply embedded position within global learning ecosystems, trusted brands and operational scale position the company well to support learners, institutions and employers as they navigate this transition. Board and governance Pearson benefits from the counsel of a strong and effective Board, whose members bring diverse experience and expertise from a range of sectors. This year, we were delighted to welcome two new independent Non-Executive Directors, Arden Hoffman and Costas Maglaras. Arden is currently Chief Human Resources Officer at General Motors and brings valuable workforce and talent expertise spanning a range of industries. Costas serves as Dean of Columbia Business School and brings deep experience in economics, decision-making and leadership. Together, their insights enhance the Board’s focus on ensuring Pearson’s strategy remains aligned with the demands of a rapidly changing global landscape. We also said farewell to Lincoln Wallen, who stepped down from the Board at the end of the year. I would like to thank him for the valuable contribution he has made to Pearson over his long tenure. During the year, the Board oversaw a managed succession process for the role of Group Chief Financial Officer. I would like to thank Sally Johnson for her significant contribution to Pearson over many years, and welcome Simon Robson, who will join the company in March 2026. The Board is confident that this orderly transition supports continuity, strong financial stewardship and effective execution of Pearson’s strategy. We engage regularly with shareholders on a broad range of topics and welcome the opportunity to hear their views. This engagement helps ensure alignment with shareholder expectations and governance best practice. Further details on the Board’s activities and governance arrangements can be found in the Governance report starting on page 70. Outlook The Board is pleased with Pearson’s performance and progress in 2025. We are confident that Pearson’s strategy positions the company well to capitalise on opportunities in its target markets over 2026 and beyond, alongside continuing to deliver sustainable growth and returns for shareholders. Thank you for your continued support. Omid Kordestani Chair year The company of sales and has earnings delivered growth, another and strengthened continued its to financial invest in position areas that support over the sustainable medium-term value .” creation Omid Kordestani Chair

Chief Executive’s review Delivering growth through execution Dear shareholders, 2025 was another year of financial delivery and significant strategic progress. We set out with a clear set of priorities and I’m proud to say that our teams across Pearson have delivered against these with a customer execution focus, agility and ambition. We’ve grown our business, strengthened our foundations and accelerated our strategy. Our financial performance reflects this momentum. In 2025, we achieved underlying sales growth of 4%, with adjusted operating profit of £614m – an increase of 6% on an underlying basis. Free cash flow conversion remains strong at 125%, underscoring the resilience of our model and the discipline with which we execute. Beyond the numbers, we are encouraged by the growing adoption of our products and the strengthening demand across key markets, which reinforces our confidence in the strategy. As the half-life of skills is shrinking and the pace of change is accelerating, Pearson is uniquely positioned to help learners, institutions and enterprises adapt and succeed. Powering growth through execution Great execution on our strategy is at the heart of our progress. It’s how we stay ahead of the curve, meet evolving customer needs and unlock new opportunities. In 2025, we made significant strides embedding AI and digital technologies across our portfolio and accelerating our enterprise learning capabilities and business. All our efforts are helping us to drive outcomes for learners and enhancing the experience of customers across the business. In Assessment & Qualifications, all sub-business units contributed to growth with standout performances from Clinical Assessment and UK & International Qualifications. Clinical Assessment grew through strong demand for our digital products together with expanding its customer base with the first state-wide adoption of our digital offering. We also launched Revibe, an AI-enabled wearable powered by Samsung Electronics to support focus and self-regulation. In UK & International Qualifications, we introduced the GCSE Exam Practice Assistant – an AI-powered tool for personalised revision. Pearson Professional Assessments secured several new contracts, and US Student Assessment announced a partnership with McGraw Hill to unlock opportunities in formative assessment. In Higher Education, our core US courseware business led the way by delivering a good performance, supported by the expansion of AI features in our offering. The new ‘Go Deeper’ functionality in our AI study tools encourages critical thinking by prompting learners with challenging follow-up questions. As our AI becomes more embedded in the student learning process, we are seeing learners deepening their cognitive ability and becoming more engaged with our materials. In Virtual Learning, we saw strong growth in the second half of the year, driven by capturing strong market demand through targeted marketing, streamlined enrolment processes and enhanced career offerings. We opened two new schools, bringing our total to 41 schools across 31 states, and embedded our career programme across the network. Our AI tools are contributing to improved student outcomes with higher grades and pass rates. In English Language Learning, Institutional saw continued growth, with customer wins in key markets, for example in Latin America, and Pearson Test of English continued to show resilience, performing well despite a tough market backdrop. We advanced our offering with the launch of the PTE Express Test and launched Communication Coach, which was co-developed with Microsoft and in collaboration with our Enterprise Learning & Skills business unit, to improve the communication ability of both native and non-native English speakers. The product is aligned with Pearson’s Global Scale of English, our proprietary framework for benchmarking English language proficiency. In Enterprise Learning & Skills, we refocused our Global Enterprise Sales Team and signed long-term strategic partnerships with a range of key hyperscalers and leading professional services enterprises. Meeting the moment: skills for an evolving workforce The world of work is changing – fast. AI is reshaping industries, roles and expectations. Learners, workers and employers alike are grappling with how to keep pace. We believe this gives Pearson a profound opportunity to lead. We’re better placed than ever to

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 11 strengthen the connection between learning and success, due to our unique characteristics and enduring competitive strengths. The traditional ‘learning to earn’ model – where education ends when work begins – is no longer fit for purpose. We must embrace a ‘learning to learn’ mindset, where education is a lifelong journey, seamlessly integrated into work and life – and where learning becomes the most important skill for success. That’s why we’ve identified Early Careers and Enterprise Skilling as strategic growth engines. These are not just commercial opportunities; they’re areas where Pearson can make a real societal impact. In 2025, we featured in the GSV 150 list of companies transforming digital learning and workforce skills development, validating our impact (https://www.asugsvsummit.com/gsv-150). In Early Careers, we’re helping young people build job-ready skills as they transition from school or university into the workforce. Our Virtual Schools are already delivering career readiness initiatives, and through our career programme, students gain access to internships, employer connections and specialised classes that prepare them for the world of work. This year, we acquired eDynamic Learning, which is a core pillar of our Early Careers strategy. eDynamic Learning is a leader in Career and Technical Education. Combined with Pearson’s scale, this creates a powerful platform to equip the next generation with the skills they need to succeed. In Enterprise Skilling, we’re helping those already in work to reskill and upskill. Our unique skills ontology enables employers to understand their workforce capabilities and identify gaps. By combining our expertise in learning with the reach and technology of our strategic partners, we’re creating scalable solutions that deliver learning in the flow of work. Our Communication Coach is just the beginning. Imagine a future where employees receive real-time, personalised learning without leaving their daily workflow. That future is already here. Building AI literacy for all As AI becomes ubiquitous, AI literacy will be a foundational skill – essential for all learners, workers and organisations. At Pearson, we want everyone to have the tools to understand and harness this transformative technology, and we have expanded our AI-related content, training programmes and certifications. For example, in 2025 we introduced AI Essentials, a short course that provides a foundational understanding of AI. We’re also investing in our own people. Across Pearson, employees have access to Microsoft Copilot, and we have rolled out live training sessions across the organisation. Our AI Ambassador Community has grown to over 1,000 members, supported by a vibrant programme of training and learning events. This is about more than tools – it’s about mindset: we’re empowering our teams to reimagine how they work, collaborate and innovate. Leadership and succession I would also like to thank Sally Johnson, who will be leaving Pearson in May 2026, for her outstanding contribution to the company over nearly 26 years, including six years as Group Chief Financial Officer. She has been a trusted partner to me and to the Board, and played a pivotal role in strengthening the company and positioning it for the future. I am pleased to welcome Simon Robson, previously Group Chief Financial Officer at Sky, who will join Pearson in March 2026. I am confident he will support the continued delivery of our strategy and long-term value creation. Looking ahead We remain focused on disciplined execution, targeted investment and delivering for our shareholders. We’ve made great strides in 2025: growing our business, deepening our impact and laying the groundwork for future success. But we’re only just getting started. Our unique capabilities, trusted brand and global reach place us at the heart of a societal shift shaped by AI, evolving skills and changing expectations. Thank you for your continued support. Omar Abbosh Chief Executive We remain focused on disciplined execution, targeted investment and delivering for our shareholders. We’ve made great strides in 2025. We’ve grown our business, deepened our impact and laid the groundwork for future success. But we’re only just getting started.” Omar Abbosh Chief Executive 4% underlying sales growth 6% underlying adjusted operating profit growth

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 12 Strategic framework An integrated strategy Overview In 2024, we launched a refreshed strategy with a single, unifying purpose: to help people everywhere to realise the life they imagine through learning (the ‘why’ section of our framework). This strategy is now deeply embedded across the organisation, and its execution has generated strong momentum across the business. We continue to accelerate our transformation – harnessing the power of AI and capitalising on the demographic shifts reshaping the world. As we move into the second year of this journey, our execution plan rests on three interconnected components: 1. Drive performance in our core business We are driving excellence across our business units, focusing on strengthening core performance and capturing market share, with specific examples outlined in the business unit overview section. We will continue to drive value by scaling our presence across multiple verticals and solution types. We will build on our commercial execution and accelerate the introduction of innovative products and services, providing a solid foundation for future growth. 2. Deliver execution synergies We will unlock value from execution synergies. We remain committed to further advancing our ambition of a fully integrated, customer-centric operation which executes at pace. We are implementing new approaches to company-wide operational systems that will support more effective workflows, such as transforming revenue operations and AI-driven simplification to customer services. We will refine and modernise our software, as well as simplifying our product estate to improve customer navigation and enhance product discovery and development. In parallel, we aim to establish long-term strategic partnerships that support sales expansion, create unique go-to-market pathways and advance innovation. 3 Enterprise . Expand into Skilling medium-term growth vectors in Early Careers and We continue to see significant growth opportunities in our two medium-term growth vectors: Early Careers and Enterprise Skilling. We will further strengthen Pearson’s leadership in career and technical education, to support learners as they transition from formal education into the workforce. Additionally, we will support enterprises as they develop the capabilities needed for talent planning, sourcing and development in the AI era. Lastly, to support the execution of our strategy (the ‘how’ section of our framework), we will continue to invest in our people, strengthen our performance culture, drive innovation and optimise our capital allocation. Our focus is on creating a highly motivated and customer-centric organisation by delivering a strong employee-employer contract, quickly allocating capital to faster-growing opportunities and making innovation a core part of our DNA. We believe we are well-positioned to capture growth in the rapidly evolving learning market. 1. Why The world’s lifelong learning company Helping people realise the life they imagine through learning 2. What Driving performance in Execution Medium-term the core business synergies growth vectors Excellence in business units Operational systems Early Careers Modern software & product Enterprise Skilling development Strategic partnerships 3. How Performance culture Innovation Capital allocation

Our business model and value drivers

Brand

Thought leadership

For our stakeholders

- Individuals
- Institutions
- Enterprises

"AI is creating transformative opportunities across education and we have a responsibility to harness it for the benefit of those we serve. Through our strategy we are building a stronger business, unlocking new growth, driving better outcomes for our customers and delivering value for our stakeholders."

Sue Kolloru
Chief Strategy Officer

Learning is a very human trait. Like sleep and nutrition, learning is vital in our lives, and we know that when we learn more we get happier, we get healthier, we live longer and we can earn more.

Economically
Socially
Purposefully
Emotionally
Physically
Cognitively
Learning

1. Published in Jan 2026

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 13Our business model and value drivers 1. Why Helping people realise the life they imaginethrough learningBrand Our brand stands as a symbol of trust, respect and excellence, embodying the quality that defines our company and strengthens our position in the marketplace. In 2025, we delivered a refreshed Pearson brand, modernising our visual identity, tone of voice and value proposition. Thought leadership Our industry expertise and unique position in the learning ecosystem allow us to be a global thought leader. We develop deep, rigorous and analytical perspectives, share domain insights and shape the conversation on key trends. We launched our ‘Lost in Transition’ and ‘Mind the Learning Gap1’ research reports, anchored in proprietary insights covering skills gaps, digital disruption, learner behaviour and the impact of AI on learning and the workforce. For our stakeholders Individuals Institutions Enterprises opportunities AI is creating transformative across education to and harness we have it for a responsibility the benefit of those strategy we we serve are. building Through a our unlocking stronger business, new growth, driving outcomes better for our customers delivering value and for our stakeholders.” Sue Kolloru Chief Strategy Officer Learning learning is is vital a very in our human lives, trait and . Like we know sleep that and nutrition, when we learn more longer we get and happier, we can we earn get more healthier, . we live Economically Socially Purposefully Emotionally Physically Cognitively Learning 1. Published in Jan 2026

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 14 Our business model and value drivers continued 2. What What we’re doing to progress against our strategy Growth drivers Progress in FY25 Plans for FY26 Excellence in business units We will focus on delivering strong contract renewals, generating incremental revenue We continued to strengthen our core business through high contract renewal rates, across our established customer base and building a robust pipeline of ‘Elite’ and the acquisition of new customers, increased share of wallet and disciplined ‘Advanced’ customers as reported in our ‘power metrics’ on page 23. We will maintain this improvements in execution across our business units. Further detail on strategic momentum through a continued emphasis on disciplined execution and ongoing Core progress within our business units is set out on pages 4-5, with performance against innovation. Our 2026 priorities across the business units are outlined on pages 4-5. our ‘power metrics’ reported on page 23. performance Operational systems We will accelerate our data-driven, customer-centric sales motion by refining incentives We merged several teams into a dedicated Revenue Operations unit to standardise to reward growth and harnessing AI for deeper customer insights, while building on our sales processes, strengthen pipeline management and unify data sources – ‘One Marketing & Communications’ foundation to elevate our global brand and embed delivering clearer, more actionable insights – while launching the next phase AI-powered tools that amplify creativity and measurable performance. of the Pearson Promise to reinforce our high-performance culture and streamline In parallel, we will increase our use of agentic operations by deploying AI agents, the organisation, bringing teams closer to customers and accelerating including a transformative knowledge agent that redefines customer support, alongside decision-making. specialised agents that verify customer identity during enrolment, review statements At the same time, we significantly expanded our AI capabilities, scaling our Content of work and conduct deep competitive and market analysis – increasing speed, Generation Suite, leveraging AI code assist capabilities, expanding chatbot use, and accuracy and intelligence across every touchpoint. Underpinning these efforts is embedding AI in customer services to boost efficiency and impact. For example, we our continued commitment to developing future-ready talent, cultivating adaptive are also deploying Claude and Claude Code across engineering and business leadership and increasing organisational agility to ensure flawless execution and functions to accelerate development and enhance productivity and quality. sustained, profitable growth. Execution synergies Modern software & product development We accelerated the shift to true customer-centricity and rolled out our product We will continue to roll out our Product Excellence programme to establish a unified product operating model organisation-wide, delivering significant improvements in product operating model. Key priorities include disciplined discovery, standardised artefacts, as well as governance and aligning Pearson to a unified architecture. We launched targeted tools and training, backed by rigorous governance through roadmap reviews and financial training pilots to deepen customer empathy and embed real-time feedback into alignment. We will accelerate reusable services and empower cross-functional teams to every product cycle, while strengthening business reviews to drive disciplined deliver faster, higher-quality outcomes with greater accountability. capital allocation and strategic planning – establishing the foundation for consistent, measurable and market-leading product outcomes.

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 15 2. What Growth drivers Progress in FY25 Plans for FY26 Strategic partnerships We have consolidated our suppliers and deepened our relationships with a smaller number of key partners to create customer impact, drive efficiencies and grow our We will deepen and expand our strategic partnerships to drive product innovation, businesses. We signed and established robust operational governance for 360° co-create solutions for new markets and tap the vast client ecosystems of our global partnerships, encompassing balanced trade, joint go-to-market programmes and partners. We will also continue to scale collaboration in high-impact domains – sales co-innovation with leading hyperscalers (AWS, Microsoft and Google Cloud) and operations, marketing and software technology – with multiple transformative projects professional services partners (including Deloitte, IBM, HCLTech and Cognizant). already underway. Execution These strategic alliances are unlocking significant commercial opportunities, and enabling innovation and product advancements to deliver market-leading, synergies customer-aligned solutions. Early Careers We will continue shaping a scalable Early Careers ecosystem: supporting learners from We established a dedicated direct sales force to deepen and expand our early exploration in middle school to industry-recognised certifications that open relationships with US school administrators and completed the acquisition of pathways to high-demand careers. We see significant potential to deepen partnerships eDynamic Learning, strengthening our leadership in digital Career and Technical with industry associations, workforce boards and employers in high-demand sectors – Education (CTE) and career-pathway programmes while accelerating our vision of a building a sustainable, skills-ready talent pipeline. Internationally, we will extend this proven seamless learner journey from exploration through certification. We deepened model through localised programmes in technology, digital skills, data and AI. At the same partnerships with industry associations tackling critical workforce shortages, time, we will also leverage existing assets — including our Career and College Readiness including early collaboration with the Ohio Health Care Association. Through portfolio and Certiport assessment capabilities — to expand into adjacent markets such as Certiport, we also forged meaningful enterprise partnerships, engaging students workforce training within higher education. worldwide in Microsoft and Adobe certification competitions. Growth We will scale comprehensive Enterprise Skilling solutions built on our DEEP framework: pillars Enterprise Skilling • Diagnose skill gaps and align talent to business strategy We unified our sales, marketing, revenue operations, delivery, product and • Embed learning directly into workflows technology under one cohesive framework. Our newly established go-to-market • Evaluate mastery with rigorous, data-backed assessment approach led to nine important strategic enterprise partnerships, piloted high- impact bundles in priority segments and forged new go-to-market collaborations • Prioritise verified skills, fix signalling gaps, deliver AI-driven coaching and unlock that significantly broaden our reach and accelerate growth in the corporate market. workforce potential at scale – creating clear competitive advantage for our customers Our enterprise business will contribute meaningful shareholder value over the We will also scale bundling globally, embedding it deeply into pricing and incentive medium term and we are pleased by the progress so far. structures to accelerate adoption while expanding bundles to include emerging products and services.

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 16 Our business model and value drivers continued 3. How How we create long-term stakeholder value Growth drivers Progress in FY25 Plans for FY26 People We will remain committed to the needs, interests and development of our people by continuing to invest in their growth. We will provide greater clarity Our people are the driving force behind our mission, passionately dedicated to empowering on what success looks like and what it takes to progress through the Performance our learners identity worldwide. and achievements Their commitment as a company. and expertise form the foundation of our success, shaping also evolution empower of our our Career people Navigation to explore System new roles and and Learning possibilities. Hub, where we will culture Data & insight We will drive greater consistency and parity across business units and We established a dedicated data function to enable data as a strategic asset, standardise corporate functions, underpinned by a streamlined, well-governed and capabilities and ensure a governed, accessible foundation for better decisions and insights. We are accessible data foundation. This foundation will enable better decision- building a scalable data ecosystem with event-driven architecture, positioning us to move from making, deeper insights and measurable outcomes. enablement to enterprise-wide execution and strategic impact. Ventures & labs We will scale our London Innovation Lab into a global hub for prototyping We unified our Ventures, Ecosystem Partnerships, Responsible AI and Labs into a powerful and customer co-creation, and plan to establish a second lab in North engine for applied research and emerging-technology acceleration. We officially launched America. Across this expanded footprint, our work will remain grounded in our first Innovation Lab in London – designed for deep customer and stakeholder collaboration – learning science and focused on delivering meaningful outcomes for and expanded innovation partnerships with Meta for Education, Google’s Android XR, and learners and educators. Vū Technologies. Innovation Artificial Intelligence We will further embed AI across our product ecosystem, guided by We established our AI Centre for Enablement (C4E) to unify standards, tools and expertise, enabling learning science and enabled by the C4E. We will focus on scaling the responsible and scalable deployment of AI solutions. This operating model has accelerated our proven solutions, advancing responsible practices, investing in targeted shift from experimentation to operational scale, highlighted by launches such as Communication ventures and leveraging strategic partnerships to deliver innovative, Coach in Microsoft Teams and the Exam Prep feature in Study Prep, both based on rigorous learning research-driven learning experiences to more learners, educators and science principles. enterprise customers worldwide. Capital allocation We will continue to apply our disciplined capital allocation policy to drive long-term stakeholder value, including continuing to invest both organically We aligned our investment priorities with clear opportunities for growth, returns and value creation. and inorganically in high-growth segments to contribute to a higher, We established a Capital Committee that allocates investment towards faster growth segments sustained growth rate over time. We demonstrated proactive capital Capital across time horizons to optimise capital deployment and drive shareholder returns. management through the launch of our £350m share buyback programme in January 2026. allocation

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 17 Engaging with our stakeholders Engaging direct interest with in those Pearson’s who have a long part—of term how success the Board is an oversees important strategy, governance performance . The Board and considers customers, the perspectives employees, of shareholders, partners and community suppliers, when and making the wider on decisions, sustainable with value a clear creation focus over time. Investors/shareholders Why and how we engage Our shareholders are central to the long-term success of Pearson. They provide the capital that enables investment in the business and play a critical role in holding the Board and management to account for strategy, performance, governance and capital allocation. We place a high priority on maintaining open, regular and constructive dialogue with shareholders throughout the year. Engagement is led by the executive team, with active involvement from the Chair, Senior Independent Director and Committee Chairs where appropriate, ensuring that investor views are understood at Board level. In 2025, we held 218 meetings with 198 institutions, across both virtual and in-person formats, through results roadshows, investor conferences, focused teach-ins and our Annual General Meeting. Discussions covered financial performance, strategy execution, portfolio positioning, capital allocation, remuneration and governance, reflecting the breadth of topics of interest to shareholders. Outcome of engagement Shareholders consistently emphasised the importance of clear strategic priorities, disciplined execution and capital allocation, and transparency around performance and value creation. Feedback also highlighted the need for a strong and consistent equity story, particularly in the context of market volatility and recent valuation performance. In response, we have: • Sharpened our external communication on strategy and financial delivery • Increased the depth of engagement on capital allocation and returns • Ensured clearer linkage between performance, incentives and shareholder outcomes • Strengthened Board-level oversight of investor feedback and sentiment The Board receives regular updates on shareholder views and engagement themes, which inform decision-making on strategy, remuneration, succession planning and governance. Further detail on how investor feedback influenced decisions during the year can be found in the Directors’ Remuneration Report (pages 117-152) and the Governance section of this Annual Report. Pearson As AI reshapes sits at the learning nexus and of learners, work, educators people prepare and employers for what’s – next helping and converting impact ambition . into meaningful ” Naseem Tuffaha Chief Business Officer Educational institutions and educators Why and how we engage Our engagement with educators is a key part of our ability to understand and cater to the needs of the teaching profession, as well as providing us with insights into the attitudes of learners. We also draw from the experience of educators to shape our approach, inform the development of our AI tools and training, and anticipate trends shaping the world of learning today and in the future. In our Virtual Learning business unit, our annual teacher and school leader conferences bring together teachers, school staff and Pearson teams to attend sessions facilitated by experts across the learning and education industry. In US Student Assessment, we held over 400 meetings with school specialists, administrators and educators, and more than 300 professional development sessions, in 2025 to ensure our assessments continue to deliver meaningful insights, support instructional goals, meet compliance requirements and inform decision-making. We also hold our Annual GED Conference in the US, a gathering of hundreds of educators, leaders and changemakers. The GED exam provides a recognised pathway for those seeking their high school equivalency diploma.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 18

Engaging with our stakeholders continued

In our Higher Education business unit, our team of active faculty advisers supports instructors in setting up and using our products. This business unit delivered over 100 in-person and virtual events in 2025 to engage more educators on topics including AI and skill development, which were attended by thousands of college and university instructors from over 120 countries.

The English Language Learning business unit collaborated with teachers globally to refine the Smart Lesson Generator, an AI-powered tool that creates high-quality lessons in minutes. Developed in partnership with AWS, it reduces planning time by up to 45 minutes per lesson plan for educators.

Outcome of engagement

We have a strong network of relationships with educators, who view us as a trusted partner. Through our educators, we gather valuable insights on attitudes, trends and feedback on our learning tools and content.

Many Pearson authors are educators, as well as experts in their fields. They provide us with deeper insights into how students engage with our tools, and we collaborate with them to develop new features to use in conjunction with the courseware they have written.

In our Virtual Learning business unit, we hold conferences to ensure that educators learn from one another in peer-to-peer engagement, tailoring solutions and exploring learnings that support the needs of students.

In our Higher Education business unit, our faculty engagement provides ongoing feedback on new AI product features and helps us understand how to best tailor those features for the faculty and students, helping to enhance the teaching and learning experience.

The Pearson School Report is another example of how listening to and engaging with educators builds trust in Pearson and provides visibility over student and teacher attitudes towards learning.

Employers

Why and how we engage

As technological innovations such as AI accelerate change in the workforce, employers increasingly recognise the need to reskill their people so they are future-ready. Enterprise Skilling is a medium-term growth vector for the business.

We work closely with employers to build a more skilled, certified and adaptable workforce. Through our Enterprise Learning & Skills, English Language Learning and Assessment & Qualifications business units, we deliver career-focused training, professional certifications and talent solutions that support evolving business needs and long-term workforce development.

We also provide employers with data, thought leadership and unique insights on the evolving labour market and skills demands – cementing trust in Pearson as a leader in workforce upskilling and career learning. For example, the Pearson Skills Outlook Report provides employers and HR managers with a deeper understanding of in-demand skills and how they may change in the future.

We partner with global enterprises to accelerate talent development, support seamless career transitions and equip workforces to thrive in the era of AI.”

Vishaal Gupta

President – Enterprise Learning & Skills

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 19

Participation in industry events and executive forums provides the opportunity for us to share insights and reinforce our reputation as a leader in workforce learning. In 2025, we connected with enterprise leaders at events including the Walmart Opportunity Summit, the AWS re:Invent Summit and Microsoft Ignite.

We are also working directly with industry-leading enterprises through our strategic partnership agreements, including with Microsoft, Google Cloud and AWS.

In 2025, we launched our exclusive multi-year collaboration to be the sole provider of Salesforce certifications worldwide, equipping employees and employers with Salesforce skills to drive greater value for their businesses and customers.

Outcome of engagement

Engagement with our enterprise customers is helping us refine our offering and evolve our go-to-market approach. For example, our partnership with Microsoft combines our expertise in learning with Microsoft’s cloud and AI technologies to co-create products such as Communication Coach to help workers succeed and employers upskill their workforces, leading to enhanced productivity and performance.

By better understanding the needs of customers and employees, we gain deeper insight into the evolving mindsets of millions of workers. With shared expertise, data and insights, we are able to collaborate on joint go-to-market offerings that deliver learning and skilling solutions to employers while supporting our own long-term growth.

Business partners

Why and how we engage

We work with a range of business partners including strategic partners, innovation partners, vendors and suppliers.

We have made substantial progress over the year in establishing new global strategic partnerships with industry leaders to bring transformative benefits to the business and to our customer offering.

We have also consolidated some of our vendor relationships to select service partners, ensuring better outcomes through deeper 360° partner relationships and opening opportunities for joint go-to-market activities.

As part of our aim to remain at the forefront of technological change, we have forged innovation partnerships with Meta for Education, Android XR and Vū Technologies. Together, we are exploring the potential to incorporate immersive technologies such as XR and VR into our learning products.

We regularly engage with a targeted pool of suppliers to ensure we work efficiently in a mutually beneficial way.

Outcome of engagement

By building out strategic partnerships and continuing to engage with suppliers, we will help to grow Pearson’s reputation as a responsible, collaborative and forward-looking business. Over time, we believe that this approach will bring efficiencies and transformative technologies, and more possibilities to collaborate and develop innovative products for our customers.

Learners

Why and how we engage

Our interaction with learners is key to better understanding how they perceive our products and the company, and also in helping us bring to life our ambition to create vibrant and enriching learning experiences designed for real-life impact.

We gain understanding of learners’ needs in a number of ways, including studying trends in usage and behaviour, analysing sentiment and the competitive landscape, and conducting focus groups and in-depth surveys.

AI in education isn’t a trend – it’s a transformation that unlocks opportunities, sparking deeper curiosity and critical thinking.”

Tom Ap Simon

President – Higher Education and Virtual Learning

Our Connections Academy Virtual Schools conducted two major research initiatives in 2025. One surveyed 1,200 US parents of high school students (grades 9-12) and 12,000 Connections Academy Virtual Schools students to explore college and career preparation needs. The other engaged 1,000 hiring managers to identify industry partnerships and workforce readiness programming.

Our English Language Learning business unit collaborates with learners to inform product research and development. In 2025, this input played a key role in the go-to-market plans for the PTE Express Test.

In 2025, Pearson Professional Assessments launched its Value of IT Certification Candidate Report, the ninth in an ongoing series, analysing the experiences of nearly 24,000 professionals worldwide who have earned IT certifications with Pearson Professional Assessments. This global study offers insights into why individuals pursue certifications, how they benefit personally and professionally, and the effect on their organisation’s performance.

Clinical Assessment held its 2025 Virtual ADHD Summit and Virtual Autism Summit, bringing together clinicians, educators and allied professionals to advance care and understanding of neurodiversity in learning. Consumer and educator engagement in the clinical space has been key to the development of Revibe, our AI-powered and research-backed wearable powered by Samsung Electronics, designed to build focus and boost learning.

We also aim to cultivate an ‘outside-in’ approach, making use of employee learning sessions and newsletters, to better understand learners and the trends shaping how they learn.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 20

Engaging with our stakeholders continued

Our reinvented brand brings our purpose to life and reflects our belief in learning’s power to strengthen health, happiness and connection. We have a clearer, more focused identity, which elevates what sets us apart and helps us to build stakeholder trust.”

Ginny Cartwright Ziegler

Chief Marketing Officer

Outcome of engagement

Learner feedback is critical in the development and extension of our generative AI tools. Its role is not only an important consideration throughout all stages of product development, but also in how we measure, evaluate and gain insights into the usage of our products.

For example, we have found that students using the AI tools in our Higher Education courseware were four times as likely to remain or become more active, efficient studiers compared to those who did not use the AI study tools. We have also seen evidence of positive student outcomes through the Pearson AI study tool embedded in Biology and World History learning materials for our Connections Academy Virtual Schools. Biology students using the tools saw an 11% increase in end-of-semester pass rates and a 5% boost in final course scores, while World History students saw a 7% rise in pass rates and a 5% increase in final scores.

Our unique insights into the needs of learners allow us to be thoughtful and effective in ensuring we create our products with them in mind.

Governments and regulators

Why and how we engage

Government policymakers globally want to ensure that children and adults have the right opportunities in their education and work life to achieve their life goals, as well as contributing to economic productivity.

Economies face labour shortages in crucial sectors, while students and workers are seeking to reskill or upskill. Across the globe, countries are exploring how to best facilitate businesses, private citizens and public services to thrive in a changing world, and how to leverage innovation to give people high-quality education and training that meets the needs of rapidly evolving workplaces.

Furthermore, the rise of AI use – particularly in the labour market – is challenging governments to devise policies that take advantage of the opportunities this technology brings while mitigating risks to the labour force, innovation and social equity.

We are an important partner to governments, schools, colleges, universities and the business sector, helping people and organisations to achieve economic and educational goals. Our assessments are a reliable currency of competence and achievement, and we often operate in highly regulated environments.

We support governments on topics such as the impact of technological innovation on the workforce, skills-based hiring, certifications, and training and apprenticeships through meetings, symposia and presentations with elected and appointed government officials.

We are engaging on issues around AI in education and the workforce. For example, we have participated in consultations launched by the UK Government on: narrowing the digital divide in UK schools and colleges and its digital inclusion action plan; developing frameworks and tools to support responsible data and AI use across the public sector; and strengthening AI copyright legislation to protect creative industries while boosting the potential of AI. Additionally, in the United States, Pearson is partnering with schools and universities to deliver AI-powered study tools and personalised learning for students.

We have also joined forces with the federal government through the Pledge To America’s Youth: Investing in AI Education, working to upskill high school teachers nationwide by providing AI training and certification, all with the aim of better equipping educators to improve student outcomes.

Outcome of engagement

We work with governments in key markets as they develop policies and programmes to meet their economic needs related to skills, training, education and assessment, and our engagement helps inform policy decisions and share best practice and innovative approaches.

The launch of our Country Ambassador programme in 2025, with dedicated CEOs for our core markets, has enabled us to elevate engagement globally, with our senior executives collaborating with senior politicians and policymakers. For example, our US CEO Art Valentine represented Pearson at the White House Task Force on Artificial Intelligence event, sharing our pledge to provide 250,000 teachers across the US with training on AI. Our UK CEO Sharon Hague joined the UK-China Joint Economic and Trade Commission as part of a UK trade mission led by Peter Kyle, the UK Secretary of State for Business and Trade.

Communities and civil society

Why and how we engage

We play a key role in increasing access to education around the world through high-quality products and services tailored to the needs of learners. Our partnerships and collaborations advance research on key issues and deliver positive social and environmental impact through joint initiatives.

We are supporting more learners through accessible, technology-enabled solutions. In 2025, we continued developing and delivering our suite of AI-driven products, supported by AI Literacy Modules designed to help educators and learners understand how to use AI effectively, building valuable skills for the workforce. We are working with partners such as Code.org to support AI literacy and have launched a strategic partnership with the Digital Education Council to support digital transformation in higher education across global markets.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 21

To address the impacts of our products and our broader digital transformation, we have joined DIMPACT, a coalition that brings together companies through topic-specific working groups to understand the environmental impact of digital products and develop science-based solutions. We are also a member of the Coalition for Sustainable AI, which aims to develop standardised metrics for AI impact reporting.

We have been a member of the B Team (an organisation that works with multinational companies committed to good tax practices) since 2018, and are part of their Responsible Tax Working Group, which includes engagement with civil society organisations.

To support our objective of targeting hard-to-reach learners and communities, we issued a 10-year Social (Education) Bond in 2024 to support eligible projects. The full £350m of proceeds have now been fully allocated to eligible projects in Connections Academy, Clinical Assessments and the GED programme.

We participate in multi-stakeholder initiatives such as: the UN Global Compact to ensure we maintain best practice in the stewardship of our sustainability focus areas; the Responsible Media Forum to identify industry-specific issues and share best practice; and WorldSkills UK, which sets global benchmarks, raises industry standards and empowers young people to build world-class careers.

Outcome of engagement

Governments from all regions are prioritising AI, digital transformation and energy transition when developing policies and allocating investment to education and skills. Our partnerships and collaborations help to inform policy and strategic decision-making, and our engagement means we can share best practice in focus areas related to education, training and recruitment.

Employees

Why and how we engage

In 2025, we advanced the next chapter of our Pearson Promise: to create exceptional employee experiences, meaningful career opportunities and a high-performing culture that empowers our people to deliver for our customers.

As part of our efforts to fully engage employees in Pearson’s mission, we delivered more content and higher engagement with our global internal platform for employees (‘The Hub’). This platform ensures we’re sharing information and support in a timely way across our global workforce. In total, page views rose by 7% year over year, while views per employee increased by 35%.

In 2025, we fully implemented our new Career Architecture to provide clarity of career and growth pathways for our people. We simplified our structure from 1,600 to 140 roles, introduced two career tracks (‘Management’ and ‘Expert’), and standardised our approach to role scope and seniority through a new tier structure.

Building on the simplification of our career architecture, we launched our Career Navigation System (CNS) – a digital-first, personalised system designed to build skills and empower career ownership. So far, we’ve delivered new CNS capabilities across three releases, with key features including: an interactive ‘Role Library’ enabling individual interaction with our Career Architecture and clarity of role scope, skills and KPIs; launch of CARA, our interactive career architecture and navigation agent; a career inspiration library; and the ‘Learning Hub’, our new learning experience platform powered by Degreed, providing personalised learning content and pathways.

We continue to focus on AI as a critical skill for our people to power Pearson’s strategy and to help their personal and professional development. In addition to a wealth of learning materials on AI-related topics in the Learning Hub, we delivered 140 live training sessions on Microsoft Copilot in 2025, with 4,722 employees attending a session live. These efforts resulted in a 25% increase in Copilot interactions compared to the number of interactions prior to the training.

Our AI Ambassador Community continues to grow and now has over 1,000 members, an NPS of 69 and a regular programme of learning events. It is one of several professional communities at Pearson, which also includes our AI Developer Community for those who are building AI products and services.

In addition to helping our employees build their skills, we have also established clarity on expectations and how to be successful in role. Our approach to setting performance objectives and key results (OKRs) is informed by our strategic priorities and leadership objectives. To strengthen our performance management approach this year we introduced ‘BarUp’, a new AI companion that supports individuals in setting their OKRs and assessing their performance.

To encourage the continued development of our leaders, this year we embedded our Leadership Model and activated tools and insights to provide clarity on leadership talents. We’ve scaled our leadership talent assessments, CliftonStrengths evaluation, and introduced 360° feedback to inform development priorities and strengthen impact.

Outcome of engagement

87% of employees shared their feedback in our 2025 global engagement survey, with our overall Grand Mean score improving by +0.07 to 4.23 out of 5. Across the survey, we saw meaningful progress in areas that reflect how we deliver on our Pearson Promise to our people. This included more support for development and growth, encouraging more frequent conversations about progress and goals, stronger collaboration across teams, and greater adoption of technology to help people work productively.

We’re transforming talent and careers at Pearson, focusing on the skills and learning our people need in an era of AI."

Ali Bebo

Chief Human Resources Officer

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 22

Engaging with our stakeholders continued

Directors’ duties statement

In accordance with Section 172 of the Companies Act 2006 (see box to the right), the Directors fulfil their duties to promote the success of the company through a well-established governance framework. Typically, in large and complex businesses such as Pearson, this framework includes delegation of day-to-day decision-making to employees of the Group.

This governance framework, summarised throughout this document, is far more than a simple delegation of financial authority, and includes the values and behaviours expected of our employees and business partners, including: the standards to which they must adhere; how we engage with stakeholders, including understanding and taking into account their views and concerns; and how the Board ensures that we have a robust system of control and assurance processes in place.

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

While there are many parts of this annual report that illustrate how the Directors do this, with the support of the wider business, the following sections in particular are relevant:

•	Engaging with our stakeholders (pages 17-22), which outlines:

•	How we serve and engage with each of our eight key stakeholder groups, listen to their key concerns and provide our responses

•	How we have adapted our business to meet their needs

•	How we have had regard to the need to foster the company’s business relationships with each of the stakeholder groups
•	Understanding our stakeholders (pages 86-88), which summarises:

•	How Directors have engaged with employees and shareholders, and had regard to their interests

•	Sustainability (pages 32-54), which describes:

•	Initiatives through which we strive to enable more engaging learning experiences, that are accessible to more people, and with a smaller carbon footprint

•	Our commitment to creating a culture that prioritises our customers, employees and sustainable procurement practices

•	How we align with widely accepted sustainability reporting frameworks including GRI, SASB and TCFD

For further details on TCFD reporting, please see pages 45-49.

A continued understanding of the key issues affecting stakeholders is an integral part of the Board’s decision-making process. The insights that the Board gains through its engagement mechanisms form an important part of the context for all the Board’s discussions and decision-making processes. For an insight into how the Board has considered the interests of various stakeholders in its decision-making, and the matters the Directors considered when balancing various stakeholder perspectives, please see our case study on page 89.

Section 172 of the Companies Act

In summary, as required by Section 172 of the Companies Act 2006, a director of a company must act in the way they consider, in good faith, would most likely promote the success of the company for the benefit of its shareholders as a whole. In doing this, the director must have regard, among other matters, to:

a.  The likely consequences of any decisions in the long term

b.  The interests of the company’s employees

c.  The need to foster the company’s business relationships with suppliers, customers and others

d.  The impact of the company’s operations on the community and environment

e.  The company’s reputation for high standards of business conduct

f.   The need to act fairly as between members of the company

Key performance indicators for 2025 Monitoring our progress with We have power replaced metrics our to previous make it easier set of to strategic track progress KPIs against our strategic priorities. Under Assessment & Verification, we track metrics on renewal and the level of new business growth. For Enterprise, we track the number of enterprise customers in our most commercially and strategically material tiers. Assessment & Verification Objective: To track the stability and growth of our core assessments & verification business Scope: Pearson Professional Assessments and US Student Assessment Enterprise Skilling Objective: To monitor how we are tracking against our enterprise growth ambition Scope: Enterprise customers include all enterprises and non-education government bodies within Assessment & Qualifications, English Language Learning and Enterprise Learning & Skills Renewals 96% (2024: 99%) (2023: 87%) Definition: Total value of contracts renewed / (total value of contracts renewed + lost). Contracts renewed include wins and scope increases from existing customers. Growth £33m (2024: £36m) (2023: £7m) Definition: Average annual bookings for contracts with new customers. Total ‘Advanced’ and ‘Elite’ tier customers (2024: 45 Enterprises) (2023: 47 Enterprises) Definition of ‘Advanced’ and ‘Elite’ tier customers: Enterprise customers with total recognised sales across Pearson enterprise products in the reported year of £2.5m–£10m (Advanced) or above £10m (Elite).

Key performance indicators for 2025 *continued*

A strong financial position

Sales[b]

£3,577m

Adjusted operating profit[a]

£614m

Year	Adjusted operating profit
25	£614m
24	£600m
23	£573m
22	£456m
21	£385m

Operating profit[b]

£507m

Year	Operating profit
25	£507m
24	£541m
23	£498m
22	£271m
21	£183m

Net debt

£1,069m

Year	Net debt
25	£1,069m
24	£853m
23	£744m
22	£557m
21	£350m

Adjusted earnings per share[a]

A non-GAAP financial measure used to evaluate performance.

64.5p

Year	Adjusted earnings per share
25	64.5p
24	62.1p
23	58.2p
22	51.8p
21	34.9p

Basic earnings per share[b]

51.4p

Year	Basic earnings per share
25	51.4p
24	64.5p
23	53.1p
22	32.8p
21	23.5p[d]

Free cash flow and conversion[a]

£527m

Net cash generated from operations[b]

£731m

Year	Net cash generated from operations
25	£731m
24	£811m
23	£682m
22	£527m
21	£570m

Dividend per share

25.2p

Year	Dividend per share
25	25.2p
24	24.0p
23	22.7p
22	21.5p
21	20.5p

Total shareholder returns[c]

(16)%

Period	Total shareholder returns
1 year	(16)%
3 year	+20%
5 year	+74%

Return on capital[a]

11.3%

Year	Return on capital
25	11.3%
24	10.5%
23	10.3%
22	8.7%
21	7.9%

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 24 Key performance indicators for 2025 continued Salesb This is our sales as reported in our income statement. 3,577m 25 £3,577m 24 3,552m 23 3,674m 22 3,841m 21 3,428m Free cash flow and conversiona Free cash flow is an adjusted measure and is presented in order to align the cash flows with corresponding adjusted earnings measures. Adjusted operating profita A non-GAAP financial measure that enables management to consistently track the underlying operational performance of the Group. 614m 614m 600m 573m 456m 385m Net cash generated from operationsb This is our net cash generated from operations as reported in our cash flow statement. Operating profitb This is our operating profit as reported in our income statement. 507m 507m 541m 498m 271m 183m Dividend per share This is the proposed full-year dividend. Our dividend policy is to be progressive and sustainable. Net debt This is a non-GAAP financial measure and is used by management to assess the Group’s debt position. 1,069m 1,069m 853m 744m 557m 350m Total shareholder returnsc This is a measure of financial performance of shares over time. Adjusted earnings per sharea A non-GAAP financial measure used to evaluate performance. 64.5p 64.5p 62.1p 58.2p 51.8p 34.9p Return on capitala A non-GAAP measure of how efficiently we are generating returns from our asset base. Basic earnings per shareb A measure of the amount of profit that can be allocated to one share of our common stock. 51.4p 51.4p 64.5p 53.1p 32.8p 23.5pd a. See pages 235-240 for an explanation and reconciliation of these alternative performance measures and non-GAAP measures b. Statutory measure c. Source: Eikon from Refinitiv d. Comparatives were restated in 2022 527m 25 527m (125%) 24 490m (117%) 23 387m (93%) 22 222m (58%) 21 133m (51%) 731m 731m 811m 682m 527m 570m 25.2p 25.2p 24.0p 22.7p 21.5p 20.5p (16)% 1 year (16)% 3 year +20% 5 year +74% 11.3% d. 25 11.3% 24 10.5% 23 10.3% 22 8.7% 21 7.9%

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 25 Financial review Financial Summary £m 2025 2024 Business performance Sales 3,577 3,552 Adjusted operating profit 614 600 Operating cash flow 571 662 Free cash flow 527 490 Adjusted earnings per share 64.5p 62.1p £m 2025 2024 Statutory results Sales 3,577 3,552 Operating profit 507 541 Profit for the year 336 435 Net cash generated from operations 731 811 Basic earnings per share 51.4p 64.5p Throughout this section: a) Growth rates are on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements and portfolio changes; b) The ‘business performance’ measures are non-GAAP measures, and reconciliations to the equivalent statutory heading under IFRS are included in the financial key performance indicators section on pages 235-240; c) Constant exchange rates are calculated by assuming the average FX in the prior year prevailed through the current year. 2025 performance, was another with year 4% underlying of good financial sales growth, cash generation margin expansion . Our consistent and excellent financial progress confidence over in the recent Group’s years strategy, reinforces the our to resilience deliver sustainable of our portfolio growth and and our ability attractive medium term returns . in 2026 and over the Sally Johnson Chief Financial Officer

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 26

Financial review continued

Group Financial Expectations

Operating results

On a headline basis, sales increased by £25m or 1% from £3,552m in 2024 to £3,577m in 2025 and reported operating profit decreased by £34m from £541m in 2024 to £507m in 2025. In addition, adjusted operating profit increased by £14m or 2% from £600m in 2024 to £614m in 2025 (for a reconciliation of this measure see page 27 and note 2 to the consolidated financial statements).

The reported operating profit of £507m in 2025 compares to an operating profit of £541m in 2024 due primarily to unfavourable FX movements, inflation and an £87m non-cash, one-off impairment of legacy product development assets arising from strategic platform convergence, partially offset by operating leverage on sales growth, continued cost savings and the reversal of prior property provisions.

The headline basis simply compares the reported results for 2025 with those for 2024. We also present sales and profits on an underlying basis which excludes the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied when relevant. Our portfolio change is calculated by excluding sales and profits made by businesses disposed in either 2025 or 2024 and by ensuring the contribution from acquisitions is comparable year on year. For prior year acquisitions, the corresponding pre-acquisition period is excluded from the current year, and for current year acquisitions, the results for the current year are excluded. Portfolio changes mainly relate to the acquisition of eDynamic Learning and disposal of Copp Clark in 2025.

On an underlying basis, sales increased by 4% in 2025 compared to 2024 and adjusted operating profit increased by 6%. Currency movements decreased sales by £112m and adjusted operating profit by £26m. Portfolio changes increased sales by £7m and adjusted operating profit by £2m. There were no new accounting standards adopted in 2025 that impacted sales or statutory or adjusted operating profits.

2026 outlook

We expect Group underlying sales growth of mid-single digit and adjusted operating profit will be £640m-£685m at FX rates as at the end of 2025 (£:$ 1.35), which includes lower amortisation in 2026 following the 2025 product development impairment. We expect a free cash flow conversion of 90-100%.

By business unit:

•

In Assessment & Qualifications we expect sales growth of low to mid-single digit, driven by new contracts, products and pricing.

•

In Virtual Learning we expect stronger growth than 2025, particularly in H1, driven by a full year of enrolment growth.

•

In Higher Education we expect to grow more than 2025, supported by continued product and platform innovation, pricing and Inclusive Access in our core US courseware business, with improvement in the K12 channel.

•

In English Language Learning we expect higher growth than 2025 driven by market share gains and pricing, with PTE returning to growth.

•

In Enterprise Learning & Skills we expect growth to be driven by a solid performance in Vocational Qualifications and strategic account growth in Enterprise Solutions.

Our adjusted net finance costs will be c.£80m reflecting the associated costs of funding the recently announced £350m share buyback. We expect the effective tax rate on adjusted profit before tax to be c.25%.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 27

All figures in £ millions	2025	2024

Operating profit	507	541

Add back: Cost of major reorganisation	–	(2)

Add back: Product development impairment	87	–

Add back: Property charges	(25)	–

Add back: Intangible charges	42	41

Add back: UK pension discretionary increases	–	13

Add back: Other net gains and losses	3	7

Adjusted operating profit	614	600

Adjusted operating profit includes the results from discontinued operations when relevant but excludes charges for acquired intangible amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major reorganisation and associated property charges, one-off costs related to the UK pension scheme and certain other one-off material items. A summary of these adjustments is included below and in more detail in note 2 to the consolidated financial statements.

In 2025, there are no costs of major reorganisation. In 2024, there was a release of £2m relating to amounts previously accrued.

Product development impairment charges in 2025 relate to the impairment of product development assets as a result of courseware platform convergence. There are no such amounts in 2024.

Property charges in 2025 are a gain of £25m, relating to reversals of impairments of property assets that were previously impaired through property charges. Impairment reversals have arisen from new sublets on previously vacant space in corporate properties. There were no such amounts in 2024.

Intangible amortisation charges in 2025 were £42m compared to a charge of £41m in 2024. This is due to increased amortisation from recent acquisitions partially offset by decreased amortisation from assets reaching the end of their useful economic lives.

UK pension discretionary increases in 2024 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis. There were no such amounts in 2025.

Other net gains and losses in 2025 relate to the gain on disposal of Copp Clark, a business in our Higher Education division, a fair value gain relating to a previous disposal and costs relating to current and prior year acquisitions and disposals. Other net gains and losses in 2024 related to costs related to prior year acquisitions and disposals, partially offset by a gain on the partial disposal of our investment in an associate.

Business Unit Results

£m	2025	2024[1]	Headline growth	Underlying growth

Sales

Assessment & Qualifications	1,604	1,591	1%	4%

Virtual Learning	511	489	4%	8%

Higher Education	775	781	(1)%	2%

English Language Learning	405	420	(4)%	1%

Enterprise Learning & Skills	282	271	4%	6%

Total	3,577	3,552	1%	4%

Adjusted operating profit/loss

Assessment & Qualifications	361	368	(2)%	1%

Virtual Learning	81	66	23%	29%

Higher Education	93	96	(3)%	0%

English Language Learning	50	50	0%	16%

Enterprise Learning & Skills	29	20	45%	40%

Total	614	600	2%	6%

1.	Comparative amounts have been restated to reflect the move between segments of IT Pro from Higher Education to Enterprise Learning & Skills.

Assessment & Qualifications

In Assessment & Qualifications, sales increased 1% on a headline basis and 4% on an underlying basis. Adjusted operating profit increased 1% in underlying terms due to operating leverage on sales growth partially offset by investment and inflation, and decreased 2% in headline terms due to currency movements offsetting trading.

Pearson Professional Assessments sales increased 1% on an underlying basis driven by new contract launches partially offset by the pause in a contract delivered in 2024, which resumed in Q3, and headwinds in PDRI, which has been impacted by US federal government hiring and spend reductions.

In US Student Assessment, sales increased 2% on an underlying basis supported by scope increases with existing customers.

In Clinical Assessment, sales increased 8% on an underlying basis due to the continued traction of our products in the market, pricing and digital product growth.

In UK & International Qualifications, sales increased 9% on an underlying basis driven by volume, pricing and strong International growth.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 28

Financial review continued

Virtual Learning

Virtual Learning, sales grew 4% on a headline basis, with a strong performance in the second half of the year driven by enrolment performance, favourable mix and funding, partially offset by currency movements, and 8% on an underlying basis. Adjusted operating profit increased 29% in underlying terms, due to operating leverage on sales growth, and 23% in headline terms due to this partially offset by currency movements.

Enrolments for the 2025/26 academic year increased by 13% in the Fall semester, benefiting from targeted marketing investments to capture demand. We also successfully opened two new schools for the 2025/26 academic year bringing our total number of schools to 41 across 31 states and renewed all six of our long term school contracts.

Higher Education

In Higher Education, sales decreased 1% on a headline basis due to currency movements more than offsetting trading and portfolio changes, and increased 2% on an underlying basis. Adjusted operating profit was flat in underlying terms driven by operating leverage on sales growth offset by investment in the business and inflation, and decreased 3% in headline terms due to currency movements more than offsetting trading and portfolio changes.

In US Higher Education, underlying sales grew 3%, driven by enrolment growth and pricing in our core Courseware business, partly offset by expected declines in the K12 channel due to the transitionary period, with adoption share maintained. We delivered strong growth in Inclusive Access, up 19%, and achieved 2% growth in US digital subscriptions. In addition, we continued to see strong monetisation of our Study Prep tool and sustained engagement with our AI-powered study tools. International Higher Education faced ongoing challenging trading conditions in mature markets, declining 7% for the full year.

English Language Learning

In English Language Learning, sales decreased 4% on a headline basis due to currency movements more than offsetting trading, and grew 1% on an underlying basis driven by Institutional. Adjusted operating profit increased by 16% in underlying terms due to cost savings partially offset by inflation and was flat in headline terms due to currency movements offsetting trading.

PTE continued to perform well against a challenging market backdrop of tightening migration policies. While volumes declined 5%, sales remained flat and we continued to gain market share. Our Institutional business delivered a solid performance, with strength in key Latin American markets and Asia.

Enterprise Learning & Skills

In Enterprise Learning & Skills, sales were up 4% on a headline basis due to currency movements more than offsetting trading, and 6% on an underlying basis. Adjusted operating profit increased by 40% in underlying terms due to operating leverage on sales and increased 45% in headline terms due to trading performance and favourable currency movements.

Vocational Qualifications delivered a solid performance while Enterprise Solutions growth improved quarter on quarter as we build momentum in our enterprise approach and related sales capability, driven by the recently announced partnerships.

Net Finance Costs

Net finance costs increased on a headline basis from a net cost of £31m in 2024 to a net cost of £50m in 2025. The increase is primarily due to increased net borrowing costs given increased average net debt following last year’s share buy back and movements on derivatives.

Adjusted net finance costs reflected in adjusted earnings in 2025 was £57m, compared to a net cost of £45m in 2024. The difference is primarily due to increased net borrowing costs given increased average net debt following last year’s share buy back and movements on derivatives.

Net finance income in respect of retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the net finance costs (but not in our adjusted measure) are interest costs relating to acquisition or disposal transactions as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange, fair value movements on investments classified as fair value through profit and loss (FVTPL), and other gains and losses on derivatives are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

In 2025, the total of these items excluded from adjusted earnings was income of £7m compared to income of £14m in 2024.

All figures in £ millions	2025	2024

Adjusted net finance costs	(57)	(45)

Finance income in respect of retirement benefits	25	21

Fair value movements on investments held at FVTPL	(7)	(11)

Other net finance costs	(11)	4

Net finance costs	(50)	(31)

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 29

Taxation

The reported tax on statutory earnings in 2025 was a charge of £121m compared to a charge of £75m in 2024. This equates to an effective tax rate of 26.5% (2024: 14.7%), with the increase from prior year principally due to the release of the State Aid uncertain tax provision in the prior year.

The total adjusted tax charge in 2025 was £136m (2024: £136m), corresponding to an effective tax rate on adjusted profit before tax of 24.5% (2024: 24.4%).

In 2025, there was a net tax payment of £2m (2024: £119m net tax payment). This includes a £97m receipt from HMRC in respect of the State Aid matter, with an additional £17m of associated interest also received in the period. The interest element is classified within interest received in the cash flow statement. This repayment is a result of the Court of Justice of the European Union handing down its decision on 19 September 2024 determining that the United Kingdom controlled foreign company group financing partial exemption did not constitute State Aid, thereby resulting in a refund of the £97m of tax paid (plus £17m of interest) under the Charging Notices issued by HMRC in 2021. The balance excluding the State Aid repayment, principally relates to tax payments in the US and the UK, and decreased due to lower tax liabilities and instalment payments for 2025.

A net deferred tax liability of £31m is recognised in 2025 compared to a net deferred tax liability of £11m in 2024. The overall amount increased mainly due to the ongoing utilisation of tax losses and other tax attributes. The current tax creditor principally consists of provisions for tax uncertainties.

Earnings per share

Basic earnings per share is 51.4p in 2025 compared to 64.5p in 2024. The decrease in 2025 is mainly due to decreased operating profits, increased tax charges and increased interest charges, partially offset by a decrease in the number of shares following the share buy back.

Adjusted earnings includes adjusted operating profit and adjusted finance and tax charges. The reconciling items between the statutory inputs to earnings per share and the adjusted inputs are discussed in the previous sections.

Adjusted earnings per share increased 4% to 64.5p (2024: 62.1p) reflecting adjusted operating profit growth and the reduction in issued shares due to the 2025 share buyback, partially offset by increased interest costs. Adjusted earnings per share increased 9% at constant exchange rates.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £193m in 2025 compares to a loss in 2024 of £35m. The loss in 2025 arises from an overall weakening of the majority of currencies to which the Group is exposed, in particular the US dollar. A significant proportion of the Group’s operations are based in the US and the US dollar closing rate at 31 December 2025 was £1:$1.35 compared to the opening rate of £1:$1.25. At the end of 2024, the US dollar rate was £1:$1.25 compared to the opening rate of £1:$1.27.

Also included in other comprehensive income in 2025 is an actuarial gain of £10m in relation to the retirement benefit obligations of the Group. The gain arises mainly from a decrease in liabilities driven by lower long-term inflation assumptions and updates to commutation factors. The actuarial gain in 2025 of £10m compares to an actuarial gain in 2024 of £5m.

Fair value losses of £7m (2024: losses of £2m) have been recognised in other comprehensive income and relate to movements in the value of investments in unlisted securities held at fair value through other comprehensive income (FVOCI).

Cash flow and working capital

Net cash generated from operations, was £731m in 2025 compared to £811m in 2024. The decrease is largely explained by unfavourable movements in working capital and unfavourable currency movements.

Our operating cash flow measure is an adjusted measure used to align cash flows with our adjusted profit measures. Compared to net cash generated from operations, this measure excludes reorganisation costs and acquisition costs but includes regular dividends from associates. It also includes capital expenditure on property, plant, equipment and software, and additions to right-of-use assets as well as disposal proceeds from the sale of property, plant, equipment and right-of-use assets (including the impacts of transfers to/from investment in finance lease receivable). In 2025, reorganisation cash outflow was £nil compared to £8m in 2024.

Operating cash flow decreased on a headline basis by £91m from an inflow of £662m in 2024 to an inflow of £571m in 2025 due to an increase in working capital given high Q4 sales growth.

Free cash flow increased on a headline basis by £37m from £490m in 2024 to £527m in 2025. When compared to operating cash flow, free cash flow includes tax paid, net finance costs paid, special pension contributions and net costs paid for major reorganisation. The increase year on year is mainly due to the receipt of monies in respect of the State Aid tax matter offset by the reduction in operating cash flow.

In 2025, there was an overall £210m decrease in cash and cash equivalents compared to an increase of £234m in 2024. The decrease in 2025 is primarily due to the cash inflow from operations of £731m being more than offset by dividends paid of £160m, share buyback programme payments of £352m, own share purchases of £72m, capital expenditure on property, plant and equipment and intangibles of £134m, payments for the acquisition of subsidiaries of £167m, and payments of lease liabilities of £77m.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 30

Financial review continued

All figures in £ millions	2025	2024

Net cash generated from operations	731	811

Dividends from joint ventures and associates	1	2

Purchase / disposal of PPE and software	(131)	(118)

Net addition of right-of-use assets	(45)	(46)

Net costs paid for major reorganisation	–	8

Other net gains and losses	13	5

Special pension contributions	2	–

Operating cash flow	571	662

Tax paid	(2)	(119)

Net finance costs paid	(40)	(45)

Special pension contributions	(2)	–

Net cost paid for major reorganisation	–	(8)

Free cash flow	527	490

Liquidity and capital resources

The Group’s net debt increased from £853m at the end of 2024 to £1,069m at the end of 2025. The increase is largely due to free cash flow of £527m being more than offset by the share buy back programme, dividend payments and cash outflows related to acquisitions.

In May 2025, the Group repaid its €300m bond and closed out various related derivatives. In June 2025, the Group secured a new three-year, $800 million revolving credit facility (RCF). This facility can be utilised for general corporate purposes, enhancing our liquidity, and is in addition to the Group’s existing RCF. At 31 December 2025, the Group had drawn £0.3bn on its Revolving Credit Facilities.

At 31 December 2025, the Group had approximately £1.3bn in total liquidity immediately available from cash and its RCFs, maturing in February 2028 and February 2029, but which have options to extend the maturities until 2030. In assessing the Group’s liquidity and viability, the Board analysed a variety of downside scenarios including a severe but plausible downside scenario, where the Group is impacted by a combination of all principal risks from H1 2026, as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and operating cash flow from risks continuing throughout 2026 and 2027. In all scenarios, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise. The directors concluded that the likelihood of the reverse stress test scenario was remote.

At 31 December 2025, the Group was rated BBB (stable outlook) with Fitch and Baa2 (stable outlook) with Moody’s.

Net debt

All figures in £ millions	2025	2024

Cash and cash equivalents
(excluding overdrafts)	333	543

Overdrafts	–	–

Investment in finance lease	66	83

Derivative financial instruments	13	(7)

Bonds	(706)	(955)

Revolving Credit Facilities	(297)	–

Lease liabilities	(478)	(517)

Net debt	(1,069)	(853)

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. The UK Group pension plan has by far the largest defined benefit section. The Group has some smaller defined benefit sections in the US and Canada but, outside the UK, most of the companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and post-retirement benefits amounted to £43m in 2025 (2024: £60m), of which a charge of £68m (2024: £81m) was reported in operating profit and income of £25m (2024: £21m) was reported in other net finance costs. In 2024, a charge of £13m related to one-off discretionary pension increases was excluded from adjusted operating profit, with no such amounts in 2025.

The overall surplus on UK Group pension plans of £484m at the end of 2024 has increased to a surplus of £514m at the end of 2025. The increase has arisen principally due to asset returns being higher than expected and inflation over the period being slightly lower than was expected at the beginning of the year. In total, the worldwide net position in respect of pensions and other post-retirement benefits increased from a net asset of £450m at the end of 2024 to a net asset of £482m at the end of 2025.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 31

Businesses acquired and disposed

On 24 July 2025, the Group completed the acquisition of 100% of eDynamic Holdings LP (‘eDynamic Learning’), a leading Career and Technical Education (CTE) curriculum solutions provider for cash consideration of £168m.

The cash outflow in 2025 relating to the acquisition of subsidiaries of £167m includes £4m arising from the payment of deferred consideration in respect of the prior year. The cash outflow in 2024 relating to acquisitions of subsidiaries was £39m, arising from the payment of deferred consideration in respect of prior year acquisitions, mainly Credly and Mondly, which were acquired in 2022. In addition, there was a cash outflow relating to investments of £5m (2024: £7m).

The Group disposed of Copp Clark in 2025 for consideration of £9m, resulting in a gain on disposal of £8m, which has been recorded within other net gains and losses. There were no disposals of subsidiaries in 2024 with cash outflows relating primarily to prior year disposals. In 2025, the cash inflow relating to the disposal of businesses was £8m (2024: outflow of £7m).

Dividends

The dividend accounted for in our 2025 financial statements totalling £160m represents the final dividend in respect of 2024 (16.6p) and the interim dividend for 2025 (7.8p). We are proposing a final dividend for 2025 of 17.4p bringing the total paid and payable in respect of 2025 to 25.2p. This final 2025 dividend, which was approved by the Board in February 2026, is subject to approval at the forthcoming AGM. For 2025, the dividend is covered 2.6 times by adjusted earnings.

Share buyback

On 27 February 2025, the Board approved a £350m share buyback programme in order to return capital to shareholders. The programme completed in 2025. During 2025, c32m shares have been bought back at a cash cost of £352m. The nominal value of the cancelled shares of £8m has been transferred to the capital redemption reserve.

On 21 January 2026, a further £350m share buyback programme was announced. The programme commenced on 21 January 2026.

Climate change

The Group has assessed the impacts of climate change on the Group’s financial statements. The assessment did not identify any material impact on the Group’s significant judgements or estimates, the recoverability of the Group’s assets at 31 December 2025 or the assessment of going concern for the period to June 2027.

Conclusion

2025 was another year of good financial performance, with 4% underlying sales growth, margin expansion and excellent cash generation. Disciplined capital allocation enabled us to increase the dividend and continue returning surplus cash to shareholders through our share buyback programme.

Our consistent financial progress over recent years reinforces our confidence in the Group’s strategy, the resilience of our portfolio and our ability to deliver sustainable growth and attractive returns in 2026 and over the medium term.

This will be my last Annual Report for Pearson as I leave this fantastic business after nearly 26 years — including the last six as Group CFO — to take on a new challenge.

I will miss working with this extraordinary group of Pearson people every day. I’m incredibly proud of what we’ve achieved together: delivering stronger and more consistent financial performance, driving significant business and finance transformation, and sharpening our approach to capital allocation. None of this would have been possible without the talent, commitment, and good humour of the teams I’ve had the privilege to work alongside.

I’m delighted that Simon Robson will be joining Pearson as the next Group CFO. He is an excellent leader and a great fit for Pearson’s culture, and I know the finance team — and the wider business — will be in very good hands.

Thank you in particular to the finance team for the support, hard work and commitment over so many years.

Sally Johnson

Chief Financial Officer

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 32 Sustainability at Pearson: Learning for Impact Letter from our Executive Lead for Sustainability Guided by our purpose of helping people realise the life they imagine through learning, we focus on excellence in everything we do to protect the trust of learners, institutions, enterprises and governments as we help them upskill and reskill in a rapidly changing world. Championing innovation and technology leadership We believe lifelong learning is the cornerstone of a successful digital economy, helping to create a future-ready workforce with the skills to harness the potential of AI and drive growth. Our digital transformation is grounded in learning science and innovation, ensuring technology delivers clear benefits for learners and enhances outcomes for society. We know that rapid workplace evolution and shortening skill lifespans require an increasingly agile approach to learning and development. Our 2025 research report ‘Lost in Transition’ (https://plc.pearson.com/en-GB/news-and-insights/ lost-in-transition) revealed the huge economic and personal costs that occur without access to effective learning. By responding to this need through our innovative learning solutions, we are creating more accessible, engaging and impactful experiences, helping learners build their capabilities and increase their employability, and driving our own company growth. In 2025, we were featured in the GSV 150 list of companies transforming digital learning and workforce skills development, validating the impact of our approach (https://www.asugsvsummit.com/gsv-150). We continue to enhance learning for everyone, exploring how purpose-built AI tools can aid conceptual learning. Our Higher Education business unit applied our findings to launch the ‘Go Deeper’ functionality in our AI Study Tools, which encourages the critical reasoning skills needed for both academic success and real-world problem solving. By integrating AI into resources across selected topics for our Connections Academy Virtual Schools, we are personalising learning, increasing both end-of-year pass rates and final grades. Investing in our talent Our success depends on empowering our people to create impactful learning and assessment solutions. We are fostering a culture of belonging and engagement to attract and retain talent. Through continuous learning, we enable our people to fulfil their roles and shape their future careers as the world of work and our business evolve. Our new Career Architecture helps our employees map their career progression, identify clear development pathways and find learning opportunities. We have expanded AI training with courses for every role across the organisation, while our leadership model sets clear expectations on driving a culture of innovation. By building their AI capabilities, our employees not only enhance their careers but also better understand how innovative technology can improve outcomes for learners, businesses and the wider economy. Our digital transformation is grounded in learning science and innovation, ensuring technology delivers clear benefits for learners and enhances outcomes for society.” Cinthia Nespoli General Counsel and Executive Lead for Sustainability

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 33

Building long-term resilience

Our focus on excellence builds customer trust and business resilience, positioning Pearson for future growth. Our partnerships are integral to balancing our digital transformation with responsible environmental stewardship.

We continue to reduce our greenhouse gas (GHG) emissions, which are down by 44% (location-based methodology) against our 2018 baseline, and drive energy efficiency measures to reduce operating costs. Purchasing 100% renewable electricity increases our energy security and protects our business from price shocks in international fossil fuel markets, while maintaining our path towards decarbonisation. We updated our climate risk analysis in 2025 to ensure we are aware of any potential risks to the long-term value of our business in a rapidly changing world.

Though emissions from our AI use are currently low compared to emissions from other activities, they will represent an increased portion of our footprint in the future as we expand our AI-driven learning experiences. Through our strategic partnerships with organisations and suppliers including Microsoft and AWS, we are supporting the use of responsible, energy-efficient AI across different industries. We are working with others across our industry and beyond to better understand the impacts of AI, including becoming a signatory to the Coalition for Sustainable AI in 2025.

Transforming learning responsibly

Helping learners navigate the technological disruption to skills and careers requires us to look at every aspect of the technology we use – its educational benefits and its impacts, including those related to accuracy, accessibility, cyber security and data privacy. In 2025, we welcomed a new Senior Lead for Responsible AI to lead our Responsible AI function. Our new AI Centre for Enablement (C4E) fosters a unified approach to product development and is founded on trust, safety and the principles of security and accountability. Together, the C4E and our Responsible AI function are laying the foundations to align our AI activities with ethical, legal and compliance standards. Read more on page 38.

Our Interactive Labs’ immersive science-based simulations won the 2025 CODiE Award for Best Science Instructional Solution. Designed with accessibility at their core, the simulations reflect the latest Web Content Accessibility Guidelines, the gold standard for website accessibility.1

Continuing to drive impact

We are committed to innovating in response to the evolving world of work, making learning more effective, enhancing learning experiences and building a strong foundation for our long-term growth. Guided by our Learning for Impact framework, we will progress our climate commitments while maintaining a sharp focus on the social impact of our products and services. We will advance our employee upskilling and learning programmes to maintain a talented and engaged workforce and will continue to build dialogue with our stakeholders on the issues that matter to them.

I’m excited to share our progress to date as we seek to give everyone the opportunity to participate in the future of education and work.

Cinthia Nespoli

General Counsel and Executive Lead for Sustainability

1.	https://www.levelaccess.com/compliance-overview/wcag-web-content-accessibility-guidelines/

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 34

Sustainability continued

Non-financial and sustainability

information statement

As the world’s lifelong learning company, we support learners, educators and institutions around the world, delivering sustainable value at each stage of the learning journey.

We integrate content creation, digital distribution, assessment and credentialling within a unified value chain to enable accessible, high-quality learning opportunities for all. For more information about our business model, see pages 12-16.

Our greatest impact is through the learning benefits our products create, driving value for society and for Pearson. We reinvest that value into improving our product offerings and expanding educational opportunities across the world. This allows us to hire the skilled people needed to support our mission and ensure the ongoing development of high-quality products and services. Like any company, our operations and value chain have an impact on the environment and society. We are committed to managing these impacts responsibly to ensure the long-term resilience of our business. By doing this, we help strengthen access to education, an essential human right, and contribute to improved learning outcomes for more people.

The natural alignment between our business strategy and the positive impact delivered through our Learning for Impact framework is one of our core strengths, and reflects our shareholders’ expectations. The framework underpins our responsible business strategy, guiding us to focus on areas where we can create the greatest positive outcomes while managing key risks. A foundation of robust corporate governance, a strong culture and a suite of comprehensive policies and practices support us to achieve our ambitions.

Contributing to sustainable development globally

The UN Sustainable Development Goals (SDGs) exist to achieve a better and more sustainable future for all. Through our Learning for Impact framework, we contribute to the following SDGs:

SDG 4 — Quality education. Pearson uses innovative technology to ensure students maximise the benefits of AI-enabled learning. Our ‘Go Deeper’ functionality for AI Study Tools encourages critical thinking by providing students with follow-up questions. See page 38.

SDG 8 — Decent work and economic growth. We work closely with organisations around the world to build the skills needed for tomorrow’s workforce. For example, we are working with the Digital Education Council to develop research and resources that will drive digital transformation in higher education across global markets. See page 37.

SDG 10 — Reduced inequalities. We develop inclusive products that support every learner’s needs. We launched Revibe, an AI-enabled wearable device designed to help learners with ADHD improve focus and self-regulation, supporting access to learning for neurodiverse individuals. See page 39.

Rankings and recognition

Independent rankings help our investors evaluate our performance and management of sustainability risks and opportunities. In 2025, we received the following recognition:

•	CDP: Scored A- rating for Climate, B- rating for Forest and C rating for Water

•	EcoVadis: Retained Bronze status, placing us in the top 35% of companies assessed

•	FTSE4Good: Constituent of the FTSE4Good Index Series in the top 1% of our sector

•	ISS: Improved our score to B

•	MSCI: Maintained AA rating

•	S&P CSA (Dow Jones Sustainability Indices): Achieved the joint highest score in our industry and a listing in the S&P Sustainability Yearbook

•	Sustainalytics: Classified as negligible risk

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 35 Our sustainability pillars: Learning for Impact Our purpose – Helping people realise the life they imagine through learning 1. Driving learning 2. Empowering our people 3. Leading responsibly for everyone to make a difference for a better planet We create impact and contribute to shareholder value by: Widening access to learning through business growth Building high-performing teams through a strong sense Meeting our environmental and clean energy goals in opportunities powered by technology and application of of purpose partnership with our value chain learning science We maintain stakeholder trust through diligent management of our strategically significant sustainability focus areas: Learning science and innovation Responsible AI Responsible content Accessibility Cyber security and data privacy Culture of engagement Talent development Employee learning and upskilling Culture of community and wellbeing Greenhouse gas emissions Energy use Supply chain due diligence Our strategy is underpinned by robust governance, human rights and environmental due diligence, strong culture and comprehensive policies

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 36

Sustainability continued

Our approach to reporting1

This Non-financial and sustainability information statement (pages 34-54) is written in accordance with Sections 414CA and 414CB of the Companies Act 2006 and the UK Corporate Governance Code (2024), which include mandatory requirements for non-financial and sustainability reporting for UK listed companies. For ease of reference, we have produced an index table covering the topics in this Non-financial and sustainability information statement, here: https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting.

As the sustainability reporting landscape continues to evolve, we are focused on our reports remaining compliant with regulatory standards and comparable and useful for stakeholders.

Our statement outlines significant sustainability topics for our business and our approach to managing them. These topics cover those identified through our most recent materiality assessment and align with our Learning for Impact framework. For more information see our Materiality summary, here: https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting, which explains how we identify priority topics and assess our key sustainability risks and opportunities.

While this statement focuses on the topics we understand to be of greatest importance to our stakeholders, we continue to manage a broad range of sustainability issues across our operations.

Sustainability governance

The Reputation & Responsibility Committee (RRC) manages the integration of sustainability into Pearson’s business strategy, including overseeing related risks and opportunities. It reviews and approves targets associated with our sustainability priorities and monitors performance against them, as well as against other public sustainability commitments.

In 2025, the Committee included two Non-Executive Directors with climate expertise specifically to advise on climate-related risk management, which is also supported by other Board Committees. For more information see pages 99-101. The broader responsibilities of the RRC are detailed in its terms of reference, here: https://plc.pearson.com/en-GB/company/governance.

Information on specific governance and management approaches across the key ‘focus areas’ within each of our three Learning for Impact pillars is covered in the tables on the following pages.

Our sustainability policies and due diligence processes

We are committed to conducting business with integrity and strive to reflect this in our interactions with colleagues, customers and learners. We uphold a robust governance framework that integrates responsible business conduct into our operational management systems and decision-making processes. This includes enforcing comprehensive policies for employees and business partners, delivering mandatory training to strengthen awareness and accountability, regularly assessing our operations and supply chains to identify potential adverse impacts and conducting regular internal and external audits to monitor compliance and performance.

We work to identify, prevent and address potential adverse impacts related to ethics, human rights and the environment throughout our value chain. When issues arise, we act quickly through established grievance mechanisms and engage directly with affected stakeholders to implement remedial actions. We report all due diligence processes and outcomes as required by law.

Our policies and guidelines support our due diligence processes and reflect our ethical and sustainability commitments. Key documents include:

•	Code of Ethics and Business Partner Code of Conduct

•	Responsible Procurement Policy

•	Environment Policy
•	Modern Slavery and Human Rights Statements

•	Anti-Bribery and Corruption (ABC) Policy

•	Raising Concerns and Anti-Retaliation Policy

•	Safeguarding Statement (including data privacy and security principles)

We have outlined how we implement these policies in this report and on our website: https://plc.pearson.com/en-GB/ corporate-policies.

Respecting human rights

We require all employees to complete annual Code of Ethics refresher training to reinforce these commitments. We maintain a confidential, third-party-operated ethics hotline for employees and other stakeholders to raise concerns anonymously and securely. Our Ethics and Compliance team investigates all reported issues, including potential Code of Ethics breaches, and oversees anti-bribery and anti-corruption due diligence and sanctions screening, supported by Local Compliance Officers. See page 54 for our performance data related to business conduct.

We comply with all local labour and human rights regulations, including establishing work councils where required.

Due diligence in supply chains

Strong due diligence procedures enable us to identify and prevent potential adverse impacts in our supply chain. All our suppliers must acknowledge and comply with our Responsible Procurement Policy, which includes strict standards relating to the environment, business conduct and human rights. Read more on page 44 and in our Responsible Procurement Policy at: https://plc.pearson.com/en-GB/corporate-policies.

We work with EcoVadis to conduct risk assessments and monitor supplier sustainability, covering approximately 90% of our third-party and supplier landscape in 2025. If we identify any risks, we collaborate with suppliers to implement management processes to mitigate and minimise these issues, and monitor progress to ensure effective corrective actions.

1.

This Non-financial and sustainability information statement includes several website addresses and references to additional materials found on those websites. These websites and materials, including the information on the Company’s website, as may be referenced in this report, are provided for convenience only, and are not intended to be part of this report and are not incorporated by reference herein.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 37

Driving learning for everyone with our products

The biggest positive impact that we can have on the world is through our products and services.

Our products equip people and communities with the skills and knowledge that accelerate economic growth and power societal progress. As demographic and technological shifts transform industries and the global skills outlook, the need to rapidly reskill has never been more important. This is true not only for individuals seeking opportunities, but also for businesses and economies to remain competitive. By striving to meet this demand for more effective learning and clear skilling pathways, we can help enhance productivity, increase employability, support communities and drive business resilience and growth for Pearson and beyond.

Expanding learning through innovation and technology

Integrating innovative technologies into our learning and assessment tools to help make learning more impactful and effective is a key strategic priority. AI is reshaping education, enabling more personalised learning, more learner-centred assessments and better data insights for educators. However, realising this potential requires stakeholders to trust technology’s role in learning and assessments.

We focus on integrating AI and other technologies into our products in a responsible, evidence-driven way. Leveraging technology to create accessible and personalised learning solutions strengthens learner outcomes, reinforces our brand and supports sustainable growth. This in turn helps us balance commercial goals with our commitment to equitable access and long-term stakeholder trust.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 38

Sustainability continued

Our product focus areas

Focus areas	Approach and governance	2025 actions

Learning science and innovation

One of Pearson’s strengths is delivering trusted, outcome-focused content as part of learning experiences grounded in learning science. Applying evidence-based insights to product design helps us to create more effective and innovative learning products that enhance learner outcomes and secure stakeholder trust.

The Chief Strategy Office has a central team of learning science experts, who ensure that learning science is embedded within our Quality Standards and applied across all our products and services.

Our Learning Design Principles help us integrate learning theory throughout our products, processes, methodologies and organisational structures. Read more here: https://www.pearson.com/en-gb/efficacy/learning-evidence.html.

Pearson Labs and our dedicated team of researchers and developers are committed to developing scalable solutions through generative AI and immersive learning technologies. Working closely with learning scientists, they have developed a strategy to guide the integration of new technologies across our portfolio, including a focus on grounding innovation in educational research.

•

We remain committed to investing in research and innovation aimed at understanding large-scale educational challenges and to help develop scalable technology-driven solutions. Examples include:

•

‘Lost in Transition: Fixing the ‘Learn to Earn’ Skills Gap’ report: reviews the global skills outlook and identifies strategies to transform workforces and unlock trillions in trapped value. Read more here: https://plc.pearson.com/en-GB/news-and-insights/lost-in-transition.

•

‘Asking to Learn’: our large-scale analysis of students’ interactions with AI Study Tools, informing development of the ‘Go Deeper’ functionality, which supports deeper learning in higher education by prompting students with follow-up questions to encourage critical thinking skills. Read the report here: https://plc.pearson.com/AskingToLearn.

•

Launched Pearson Labs, a new research space in London dedicated to accelerating emerging learning technologies and innovation.

Responsible AI (RAI)

Ensuring the AI we use and embed in our products is safe, fair, transparent and contributes to improved learning outcomes is essential to protect learners, maintain trust with customers and support responsible innovation across our portfolio.

We have established consistent technology standards, and our Chief Technology Officer oversees the digital experience at Pearson. Our Senior Lead for Responsible AI leads this area of work, ensuring all AI activities align with ethical, legal and compliance standards.

We continue to strengthen our strategy and governance processes around AI to ensure we use and apply this technology responsibly:

•

Our RAI Principles and AI Governance Framework were established in 2025 to support our AI strategy and underpin our AI-related research and product development. Based on internationally-recognised frameworks and aligned with our policies and Global Quality Standards, the principles cover fair, reliable and effective experiences, transparency and accountability, and trustworthy and safe AI.

•

The Governance Framework provides a structured approach to managing AI systems and aligns to the NIST AI Risk Management Framework, the EU AI Act, ISO 42001/27001/27701, and SOC2.

•

Launched AI Literacy Modules to help educators instruct students about using AI. These modules cover topics such as validating AI-generated results and appropriately citing AI outputs. Ongoing research into how students are using our AI tools already shows promise in relation to course scores and pass rates.

•

Expanded our portfolio of RAI learning content, including certifications across multiple formats and disciplines, featuring agentic AI, large language models, machine learning and ethical AI implementation.

•

Continued to upskill employees on AI, focusing on using AI responsibly and how to avoid introducing bias. Read more on page 42.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 39

Focus areas	Approach and governance	2025 actions

Content

We are committed to the highest standards of quality to help protect learner wellbeing, maintain trust with educators and institutions and meet educational standards.

The Global Quality Standards Governance Board, comprising leaders from each business unit, will be active from Q1 2026, and will oversee our Global Quality Standards.

Our Global Quality Standards are structured across six pillars: accessibility, learning science, AI, breakthrough technology, user experience and social impact. These standards support our employees and business partners to deliver accurate, trusted, evidence-based learning experiences that meet our user-centred and data-led standards of excellence.

•

Introduced our AI-enabled AI Quality Standards Agent, OBI, to embed the Global Quality Standards directly into our workflows to ensure consistency, accountability and adherence to quality practices across Pearson.

Accessibility

We strive to provide products, services and solutions that are accessible to all users, including people with disabilities. This expands the reach of our products, supports global regulatory compliance, enhances user experience and reinforces our commitment to high-quality education for all.

The Global Accessibility Steering Committee, composed of representatives from across Pearson, is responsible for embedding accessibility initiatives throughout the organisation.

Our Global Accessibility framework requires each business unit to adopt accessibility standards and processes aligned with their specific customers, geographies and regulatory environments. Read more here: https://plc.pearson. com/sites/pearson-corp/files/pearson/corporate-policies/pearson-global-accessibility-framework-sept-2024-v1.pdf.

•

Our Interactive Labs tool is designed to meet Web Content Accessibility Guidelines 2.1 AA standards for screen reader compatibility and keyboard navigation. It won the 2025 CODiE Award for Best Science Instructional Solution, which recognises innovation and accessibility in science education.

•

Continued to produce assessments transcribed into Braille as part of ongoing efforts to provide inclusive educational experiences.

•

Launched Revibe, an AI-enabled wearable device designed to help learners with ADHD improve focus and self-regulation, to enhance accessibility of learning for neurodiverse individuals.

Cyber security and data privacy

Protecting the information we manage is essential for safeguarding learners, maintaining trust with customers, meeting global regulatory requirements, preventing operational disruptions and ensuring the integrity and reliability of our digital learning products and assessments.

Our Chief Information Security Officer oversees our global information security programme. We are maturing our ‘Zero Trust’ security approach (‘never trust, always verify’) as our proactive defence stance against modern cyber threats. We are embedding automation throughout our policies and processes to support the Zero Trust approach: we apply the ‘least privilege’ principle to ensure our data is secure and compliant by default.

Our data privacy programme addresses compliance with applicable data protection legislation. Our programmes are based on the NIST Cybersecurity Framework and NIST Privacy Framework, respectively.[1]

We provide mandatory training to all employees to raise awareness of cyber security and data privacy risks and equip them with the skills, knowledge and resources to safeguard all personal information entrusted to us.

Our cyber security hub offers a range of resources across topics such as data privacy, incident reporting, supplier onboarding and data classification.

•

Implemented additional data protection initiatives to protect the data we manage, including major platform upgrades, cyber security investments and platform consolidation.

•

Expanded the use of tools such as Microsoft’s Cloud Access Security Broker to automate and scale our privacy and cyber security programmes.

•

Introduced AI Security Agent and privacy bots – agentic AI assistants integrated into Microsoft Teams providing employees with fast, user-friendly access to essential cyber security and data privacy resources.

•

Strengthened our employee cyber security training programme with a new dynamic, easily consumable series on reducing risks related to human error, accessible on the third-party platform, KnowBe4.

•

Organised interactive webinars, Q&A sessions and live demos during Cybersecurity Awareness Month to empower employees to safeguard their data and systems.

For more information on the Board’s oversight and management actions during the year, see page 107.

1.	Read more here: https://www.nist.gov/cyberframework and https://www.nist.gov/privacy-framework

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 40

Sustainability continued

Empowering our people to make a difference

Our success depends on the knowledge, skills and leadership abilities of our employees.

Investing in employee development enhances performance, deepens commitment and improves employee retention. We foster a culture of performance, focusing on engagement, talent development and belonging, to enable everyone to leverage their strengths and contribute to growth. Our three Power Skills – Learning to Learn, Adaptability and AI – underpin our approach to employee development, supporting our digital transformation to create a sustainable competitive advantage.

2025 was a transformational year for human capital development at Pearson. We launched a new Career Architecture and Career Navigation System, providing clarity and consistency across our business on how we describe roles and career progression, and support employee growth. Through our people and culture strategy, we maintain an unwavering focus on high performance, enhancing employee experience and career opportunities, tightening our customer focus and driving growth for our people and our business. We were proud to be recognised with a Gallup Exceptional Workplace Award (https://www.gallup.com/ workplace/657323/announcing-2025-gallup-exceptional-workplace-award-winners.aspx) acknowledging our progress across these areas.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 41

Our people focus areas

Focus areas	Approach and governance	2025 actions

Culture of engagement

We believe empowered employees are more productive and help to create more innovative learning experiences for our consumers.

Our Chief Human Resources Officer leads our HR strategy, inclusive of the topics listed in this table. For more information on the Board and Pearson Executive Management’s oversight of human resources, see pages 84-85.

Since 2022, we have used Gallup’s employee engagement survey to track engagement through scientifically validated questions that capture our people’s daily experiences and behaviours most strongly tied to performance outcomes.

•

Continued to analyse and apply the results of our engagement survey to inform our approach to engagement, at both the company and team levels. We achieved an overall Grand Mean score of 4.23 out of 5 (2024: 4.16) in our 2025 survey. The biggest improvement related to learning and growth, for which we scored 82% (2024: 77%)[1], reflecting the effectiveness of our investment in talent and development.

Talent development

When employees have a sense of ownership over their own careers, they are more motivated, proactive and have higher levels of job satisfaction. This boosts performance and their ability to support our purpose of helping people realise the life they imagine through learning.

Our structured performance management approach enables employees to understand how their role aligns with Pearson’s strategic aims. We use objectives and key results in goal setting and performance management to unite around shared priorities, fostering motivation and clarity.

Pearson’s leadership model defines the behaviours we expect to scale and the culture we need to succeed. For leaders, we provide a robust development framework combining talent assessments, 360° feedback, and the CliftonStrengths evaluation to deepen self-awareness and leadership impact.

•

Redesigned Pearson’s Career Architecture to provide a clear and consistent structure for every role across Pearson, and a shared language for career progression and growth. This resulted in a refresh of the nomenclature applied to employee career levels across Pearson. We have reported our employee data for 2025 in accordance with these new career levels, as shown on page 54.

•

Introduced Pearson’s Role Library and a digital Career Architecture assistant, CARA, to help employees explore their own and other roles within our Career Architecture.

•

Introduced BarUp, an AI companion that supports individuals and managers, from goal setting to assessing performance and delivering feedback.

•

Equipped our managers with strengthened guidance on providing personalised feedback and coaching.

•

Over 90% of the senior leadership team have completed a talent assessment, in line with our leadership framework.

Employee learning and upskilling

Our ability to delight learners within an evolving education landscape depends on building and maintaining a talented and engaged workforce. Our learning and development programmes focus on building the diverse skills needed to fuel our growth.

Our three Power Skills – Learning to Learn, Adaptability and AI – combined with our core job family and role-based skills are multipliers for performance and growth.

Pearson’s Learning Hub sits at the core of our Career Navigation System to help employees achieve actionable skills growth through rating themselves on the skills that matter, getting personalised learning recommendations, building habits and applying learning in the flow of work.

•

Launched the Learning Hub, powered by Degreed and integrated with LinkedIn Learning, as a key component in our Career Navigation System. Employees have completed 23,521 hours of learning and 376,352 microlearning items since March 2025.

•

Established professional communities across Pearson aligned to job families and priority skills to foster collaboration and knowledge sharing across the organisation.

1.	Data represents the % of respondents who agree or strongly agree with the relevant Gallop Q12® survey questions.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 42

Sustainability continued

Focus areas	Approach and governance	2025 actions

Learning and Responsible AI (RAI)

Applied responsibly, AI and digital technologies can transform access to learning and acquisition of knowledge. We upskill our employees so they can integrate technology responsibly and effectively in our products and operations, accelerating progress for individuals, businesses and wider society.

Equipping employees with the knowledge and skills they need now and in the future is central to our success. With this in mind, Pearson has introduced an AI upskilling development goal for all Pearson employees. We integrate AI skills into individual development plans and performance reviews, ensuring RAI literacy is embedded in our work.

For our Product Development teams, the Centre for Enablement (C4E) – created in 2025 – brings together AI knowledge, tools and resources from across Pearson. The C4E supports collaboration and innovation by enabling our teams to share best practices and apply AI in a responsible and consistent way. Working in close partnership with the RAI team, the C4E ensures we have embedded ethical principles and robust governance in our AI initiatives.

•

Continued to develop our employees’ technical capabilities. Our workforce completed 48,000+ hours of AI-related learning.

•

Provided resources on using AI responsibly, including:

•

140 training sessions in partnership with Microsoft, upskilling 4,700 employees on Copilot and boosting adoption by 25%

•

A new AI Developer Excellence Community for those who build our AI products and services

•

AI literacy content integrated into our Learning Hub

•

Guidance to employees on understanding and addressing bias when using AI

•

Regular live sessions and newsletters on the latest trends and tools in AI

•

Hosted the first internal AI Summit, attended by colleagues including members of our AI Ambassador Professional Community. The Community, which has more than 1,000 members, also provided expert advice to curate learning pathways for everyone.

Culture of community and wellbeing

Having a positive state of mind ensures our employees can thrive at work and contribute fully towards creating impactful learning and assessment solutions.

We promote fairness in the workplace, fostering an open and accessible environment where all employees, including those with disabilities, feel supported.

We also give full and fair consideration to all applicants and support the employment of people with disabilities, making reasonable adjustments in line with our reasonable accommodations and accessibility guidelines, to address individual needs. Recruitment, promotion and training are conducted based on merit, against objective criteria that avoid discrimination.

We are committed to promoting the importance of positive mental and physical health for employees, and to providing solutions that support their health and wellbeing. All employees have access to a comprehensive suite of mental health services, including our Global WELL platform, working with Unmind, a mental health app that offers clinically backed tools. We model our proactive approach to health and safety on best practice and internationally recognised frameworks, including ISO 45001.

We offer eligible employees five days of paid leave every year for volunteering to support educational or charitable causes. We also organise community programmes and events, supporting our employees in making a meaningful local impact.

•

Developed new Neurodiversity Guidelines to help managers accommodate differences in how every employee thinks and works. Designed with our Able Employee Resource Group, they outline what neurodiversity is and how to make adjustments to accommodate it. These guidelines will be rolled out across Pearson in 2026.

•

Introduced a dedicated section for managers in Unmind to help them support team mental health, including guidance on handling mental health conversations sensitively.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 43

Leading responsibly for a better planet

We implement environmental management systems throughout our business to promote compliance with regulatory requirements, achieve our targets and meet stakeholder expectations.

Our targets, approved by the Science Based Targets initiative (SBTi), include:

•	Achieve a 50% reduction in greenhouse gas (GHG) emissions across our operations and value chain by 2030 from a 2018 baseline

•	Achieve at least 90% reductions in GHG emissions across our value chain from a 2018 baseline, and meet our net zero target by 2050

As we expand our digital products and services, energy reduction remains at the heart of our decarbonisation strategy. We are committed to ongoing procurement of 100% renewable electricity using renewable virtual power purchase agreements, spot market Energy Attribute Certificates (EACs) and grid supply. These actions contribute towards our target of halving our GHG emissions by 2030 from a 2018 baseline.

By aligning our sustainability principles with business objectives, we aim to deliver lasting value for learners while safeguarding the environment. Embedding effective environmental management into our business strategy plays an important role in reducing costs and enabling business resilience. In turn, this will enable us to reinvest in innovation, grow our business and reach more learners.

Case study Understanding the environmental impact of AI AI is rapidly reshaping how we design and deliver transformative learning experiences, and our goal is to harness AI’s potential for society and the environment while managing its impacts. Though the GHG emissions associated with Pearson’s AI usage are relatively low compared to other emissions sources, we anticipate they will continue to steadily rise alongside demand for data storage and processing. Managing this growth carefully is key to our long-term climate strategy and future business resilience. Our approach centres on maintaining our commitment to renewable energy use, and ensuring the efficiency of our data usage and AI systems. To achieve more at a bigger scale, we are also pursuing best practices around transparency. For example, we are working with DIMPACT, a network dedicated to deepening members’ understanding of the environmental impact of digital products and creating science-based solutions.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 44

Sustainability continued

Our planet focus areas

Focus areas	Approach and governance	2025 actions

Greenhouse gas (GHG) emissions

We aim to reduce GHG emissions across our operations and value chain to effectively manage climate-related risks and opportunities, support long-term business resilience and meet external targets and expectations.

Our General Counsel serves as the Executive Sponsor for our sustainability strategy and leads the Environmental Steering Group. The Steering Group convenes quarterly to oversee the execution of our GHG emissions reduction plan, supported by the central Sustainability team and relevant subject matter experts throughout the business.

Our global environmental management system is based on ISO 14001 principles, and our four main UK sites (production sites and offices) are third-party-certified against the ISO 14001 framework.

For more detailed information on our approach and targets, see pages 45-49 and our Climate Action Plan: https://plc.pearson.com/en-GB/sustainability/ our-sustainability-reporting.

•

Achieved an overall reduction of 44% in GHG emissions against our 2018 baseline (location- based methodology). See page 51 for a detailed breakdown. Reductions in our value chain GHG emissions were primarily driven by shifting our supplier base in higher-emitting categories, such as paper and printing, to lower-emitting categories, including technology. We also increased in-market printing, reducing associated transportation emissions.

•

Decreased our operational energy consumption by 15% from 2024. This was mainly driven by the reduction of our overall physical footprint by 6%, and the introduction of more stringent environmental criteria for building selection, which helped us reduce our natural gas and electricity consumption.

Responsible AI and digital supply chain management

As we continue to expand our AI-enabled learning experiences, our demand for data storage and processing will increase accordingly. To use AI responsibly, we must ensure we manage and reduce any potential adverse environmental impacts.

Our approach to minimising the impacts of our digitally enabled products will continue to evolve in line with the business. We are currently focusing on:

•

Further understanding the complexity, data use and energy needs of our AI usage.

•

Identifying and assessing the environmental impacts of the processing centres our partners use to host Pearson’s data.

•

Working with cloud service providers that invest heavily in renewable power and directly funding projects that bring additional renewable energy to the grid.

See pages 6-7 and 38 for information on how we govern AI.

•

Continued to consolidate our data centres for energy efficiency, and transitioned to cloud- based infrastructure for greater resource efficiency.

•

Worked with our sustainability data and analytics partner, Watershed, to identify two renewable energy projects for Pearson to invest in, increasing the proportion of renewable energy in the grid and, in turn, accelerating sector-wide decarbonisation. Combined, these projects are estimated to cover approximately 50% of our annual electricity consumption by 2026.

Physical supply chain management

Taking a proactive approach to identify, prevent and address potential adverse impacts across our value chain is crucial to meeting legislative requirements, maintaining stakeholder trust and protecting our reputation.

Our approach to supply chain due diligence is covered in detail in our Responsible Procurement Policy, which sets out our minimum standards for suppliers: https://plc.pearson.com/sites/pearson-corp/files/pearson/our-corporate-policies/ pearson-responsible-procurement-policy-v3.pdf.

We aim to procure our paper from certified sources (FSC, PEFC and SFI)[1] that set standards for sustainable forest management. We implement standard Master Service Agreement terms to guide requirements for our print suppliers, supported by specific Book Manufacturing Product and Services standards, and we use Book Chain to conduct due diligence in our direct supply chain.

•

Achieved our target to procure our paper from certified sources (FSC, PEFC and SFI).[2] This will be our minimum standard going forward. Our total paper consumption increased by 2% from 2024 due to increased customer demand and business growth.

•

Continued the consolidation of suppliers and third-party payees to strengthen our supply chain, improve supplier relationships and support long-term business resilience. Active suppliers and third-party payee numbers dropped by 13% in 2025 from 17,998 to 15,660.

1.	The Forest Stewardship Council (https://fsc.org/en), Programme for the Endorsement of Forest Certification (https://pefc.org), and Sustainable Forestry Initiative (https://forests.org).
2.	Of the paper purchased by Pearson in 2025, 83 tonnes were not certified due to local market constraints. This represents 0.4% of all paper purchased across the year.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 45

Task Force on Climate-related

Financial Disclosures (TCFD)

Identifying, assessing and managing climate-related risks and opportunities

Introduction and objectives

The following report sets out our climate-related financial disclosures in alignment with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations and subsequent annex and implementation guidelines, available here: https://www.fsb-tcfd.org/. We engage with TCFD recommendations to minimise business risk and ensure our continued financial performance and growth.

This year, Pearson engaged SLR, a specialist environmental consultancy, to update the analysis previously conducted in 2022. Each year, we use these comprehensive external assessments to guide our internal reviews and annual reporting obligations.

The aim of this report is to outline the risks and opportunities that may impact Pearson’s operations and resilience across various climate scenarios and timeframes. Our analysis specifically aims to:

•	Evaluate how transition and physical climate risks may affect Pearson over the short, medium and long term.

•	Quantify potential cost and sales impacts under alternative climate pathways to inform Pearson’s strategic planning and scenario analysis.

•	Support compliance readiness with evolving regulatory requirements, including TCFD, which require companies to disclose anticipated financial effects of material climate- related risks and opportunities.

•	Ensure Pearson’s climate disclosures support decision- making, enabling a more robust link between sustainability and enterprise risk management.

It is worth noting that this analysis is not intended to forecast actual financial outcomes, but to provide directional estimates of exposure and sensitivity under different plausible climate scenarios, helping Pearson prioritise adaptation and transition strategies.

Sustainability governance

Board oversight

The Board retains overall oversight of Pearson’s climate change strategy and progress towards our targets. Responsibility for Pearson’s sustainability strategy, including climate-related risks and opportunities, is delegated to the Board’s Reputation & Responsibility Committee (RRC).

The RRC is responsible for managing the integration of sustainability into Pearson’s business strategy, including overseeing sustainability and climate risks and opportunities. It reviews and approves targets associated with key sustainability and climate priorities and monitors performance against them through oral or written updates in July and December, as well as against any other public sustainability commitments. The Committee keeps abreast of developments in the regulatory landscape and oversees external sustainability reporting to ensure transparency and compliance. In addition, it reviews due diligence processes within the organisation’s supply chains and business partnerships to promote responsible and ethical practices, and monitors sustainability rankings and ratings to benchmark progress and identify opportunities for continued improvement. These responsibilities are reflected in the Committee’s terms of reference which can be found on the Governance section of our website: https://plc.pearson.com/ en-GB/company/governance.

The RRC includes two Non-Executive Directors with climate expertise, in addition to a wide range of capabilities relevant to Pearson’s wider strategy, business model and organisational characteristics.

The RRC meets at least three times per year. The committee receives written and oral presentations on sustainability-related topics, including progress against our decarbonisation pathway twice a year. It keeps the Board informed through reports produced following each Committee meeting, which highlight material decisions, discussion points and challenges, and offer recommendations accordingly.

Other Board Committees support the RRC on sustainability-related risk management, ensuring alignment with Pearson’s business strategy, controls, and audit procedures. The Audit Committee oversees risk management and governance – including those related to sustainability – and provides assurance to the Board through audits and targeted risk reviews.

The General Counsel serves as the Executive Sponsor for our sustainability strategy and leads the Environmental Steering Group, which convenes quarterly to oversee the execution of our greenhouse gas (GHG) emissions reduction plan, supported by the central Sustainability team and relevant subject matter experts throughout the business. For more information on the management of climate and the sustainability agenda more broadly, please see the ‘Sustainability governance’ section on page 36 and the table showing governance structures for risk management on page 56.

Our Climate Action Plan provides the framework for delivering our objectives. For more detailed information visit: https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 46

Sustainability continued

Strategy

Our 2025 climate risk and opportunity analysis shows that

Pearson remains resilient to climate change and is not materially affected by current climate conditions. In making this assessment, we considered the actions needed to achieve our decarbonisation commitments, as well as the strategic and financial impacts of potential risks and opportunities. We concluded that these did not have a material impact on the carrying value of any assets and liabilities as of 31 December 2025, or the assessment of going concern, as we explain in further detail in note 1c to the financial statements.

By aligning our environmental priorities and business objectives, we are well placed to advance our sustainability commitments. For Pearson, most physical climate-related risks are associated with the company’s print-based value chain, as these risks are influenced by physical hazards that can disrupt production or increase operating costs (including paper procurement, printing, logistics and distribution). Therefore, the company’s drive towards digitalisation will further enhance our long-term resilience.

Our analysis also shows that large-scale cloud providers – including our business partners – are continuing to make significant investments in renewable energy. The increased availability of renewable energy overall is anticipated to accelerate the global transition towards cleaner power sources, supporting Pearson’s own decarbonisation ambitions and helping to reduce operational costs.

Nonetheless, effective environmental management remains a priority, as climate change could raise the cost of doing business across the board due to increasingly scarce resources and rigorous regulations. We will therefore continue to pursue our decarbonisation objectives, collaborate with key partners, and comply with evolving requirements.

Thematic consolidation of identified risks and opportunities

To better understand how climate-related risks and opportunities relate to external drivers, all risks and opportunities were categorised under five overarching themes. These themes reflect the primary market, operational, regulatory and stakeholder dynamics influencing Pearson’s risk exposure:

•

Digital transformation: Captures transition and physical risks associated with Pearson’s increasing reliance on digital infrastructure and hyperscaler partnerships. This includes exposure to rising energy costs, grid instability, and potential physical hazards affecting data centres, as well as opportunities linked to the efficiency and resilience of the digital value chain.

•

Operational delivery and non-digital product: Encompasses impacts linked to Pearson’s print- based value chain - in particular paper procurement, printing, logistics, and distribution. These risks are influenced by evolving carbon pricing mechanisms and climate-related hazards that can disrupt production or increase operating costs within Pearson’s print-based product lines.

•

Climate policy and regulation: Relates to the direct and indirect impacts of climate policy on Pearson’s business operations and compliance obligations. This includes regulatory costs from emerging disclosure and reporting frameworks, emissions-reduction requirements, carbon offsetting, and energy-price volatility arising from shifts in policy ambition and regional carbon markets.

•

Changing markets: Reflects the financial and strategic implications of shifting market dynamics driven by the global low-carbon transition. This theme captures both the risks and opportunities arising from evolving consumer preferences, investor expectations, and macroeconomic responses to climate change.

•

Stakeholder relations: Encompasses reputational risks associated with meeting stakeholder expectations on climate performance and target delivery. This theme covers exposure to scrutiny from investors, governments and customers, including reputational consequences of delayed decarbonisation or misalignment with supplier sustainability commitments.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 47

The table below provides an overview of Pearson’s climate-related risks and opportunities:

Risk/opportunity description	Scale*	Mitigation levers

Physical risks

Digital transformation — Potential interruption to digital content provision and purchasing platforms due to electricity power outages	Timeframe: Short-term Likelihood: Low Magnitude: Low Impact: Sales	Migrating content from cloud regions impacted by power outages to more resilient regions

Operational delivery and non-digital products — Physical hazards disrupting production and distribution from manufacturing, test centres and offices	Timeframe: Long-term Likelihood: Medium-High Magnitude: Low Impact: Sales	Shifting services to alternative locations. We have insurance policies in place that would cover the costs of structural damage and some lost sales.

Operational delivery and non-digital products — Physical hazards disrupting print production	Timeframe: Short-term Likelihood: High Magnitude: Low Impact: Opex	Shifting services to alternative locations and accelerating our transition to digital

Operational delivery and non-digital products — Increase in insurance cost/premium driven by climate and physical hazards	Timeframe: Long-term Likelihood: Low Magnitude: Low Impact: Opex	Reducing our property portfolio and shifting to lease agreements

Transition risks

Digital transformation — Increased operating costs associated with electricity demand of digital infrastructure from data centres and hyperscalers	Timeframe: Long-term Likelihood: High Magnitude: Low Impact: Opex	Partnering with hyperscalers using high share of renewable electricity. Strengthening cloud efficiency and digital architecture optimisation

Operational delivery and non-digital products — Increased cost of raw materials and commodities as price of carbon grows and becomes more tangible in supply chain	Timeframe: Medium-term Likelihood: High Magnitude: Low Impact: Opex	Accelerating our transition to digital

Changing markets — Fluctuating operating costs due to fossil fuel derived energy versus renewables	Timeframe: Medium-term Likelihood: Medium-High Magnitude: Low Impact: Opex	Securing long-term virtual power purchase agreements

Risk/opportunity description	Scale*	Mitigation levers

Climate policy and regulation — Increased costs of climate-related compliance with uptick in regional regulatory requirements	Timeframe: Short-term Likelihood: Low Magnitude: Low Impact: Opex	Part of Pearson’s compliance approach

Climate policy and regulation — Increased costs of compensating 10% of GHG emissions or less in 2050 and beyond	Timeframe: Long-term Likelihood: High Magnitude: High Impact: Opex	Included in Pearson’s Climate strategy

Stakeholder relations — Missing decarbonisation goals due to value chain partners missing GHG emission reductions	Timeframe: Long-term Likelihood: Medium-High Magnitude: Low Impact: Sales	Working with companies that are also implementing and strengthening climate mitigation strategies

Opportunities

Digital transformation — Having a less carbon intensive value chain due to digitalisation and reducing exposure to transition risks	Timeframe: Long-term Likelihood: Medium-High Magnitude: Moderate Impact: Opex	NA

Changing markets — Expanding climate-related learning and qualification services in response to greater demand for green skills	Timeframe: Long-term Likelihood: Medium-High Magnitude: High Impact: Sales	NA

*	Impact scales:

Time horizons:	Likelihood:	Magnitude of impact:
Short-term: within one year (2026)	Low: 25%	Low: below £5m
Medium-term: between one and three	Medium: 50%	Moderate: £5 - £20m
years (2027-2029)	High: 75%	High: £20m and above
Long-term: more than four years
(2030-2050)

Financial impact
Sales – Sales generation
Opex – Operating costs

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 48

Sustainability continued

Risk management

The following section outlines the process used to analyse Pearson’s climate-related risks and opportunities (R+Os):

Steps	Description	Methodology

1. Risk and opportunity identification and streamlining

Refreshed the long list of climate-related R+Os and grouped these by overarching themes (listed on page 47). A long list of 36 risks and seven opportunities were identified at this stage.

After internal workshops, the list of R+Os has been refined with some items consolidated to improve clarity. At this stage, 11 physical R+Os and 23 transition R+Os were shortlisted.

• Integrate list of R+Os from Double Materiality Assessment. • Internal refinement workshops.

2. Impact scenario analysis	Independent environmental specialists, SLR, conducted in-depth research, climate scenario modelling and targeted data extraction (including web-scraped datasets) to obtain relevant emission factors, carbon price projections and macroeconomic indicators. Internal inputs were also used to ensure the analysis reflected business-specific exposure, including paper procurement volumes, energy consumption, operational expenditure and decarbonisation commitments. After several validation sessions, we were able to identify a list of ten key risks and two key opportunities as priority for further financial quantification.

•

Three time horizons were defined and three climate scenarios were selected.

•

For each R+O, three aggregated risk scores were used, averaging the impact score under each climate scenario and three time horizons.

•

Each score was computed by combining the assigned magnitude and likelihood ratings.

•

An absolute materiality rating was derived using a normalised scale from 0% to 100%. This standardisation allowed all R+Os to be plotted along a common scale and prioritised based on their relative financial significance.

3. Financial risk scenario analysis	The financial materiality assessment was designed to ensure direct alignment with Pearson’s Enterprise Risk Management (ERM) framework, enabling consistency between climate-related financial analysis and existing corporate risk processes.

•

Modelled financial impacts by linking internal value drivers (e.g. spend on hyperscalers) to external scenario projections (e.g. electricity price forecasts).

•

The most stringent/conservative scenario attached to each risk and the maximum annual value for the period covering 2026 – 2050 was used to define the financial quantification.

4. Internal and external validation	Results are reviewed and validated to ensure alignment with internal risk materiality thresholds and financial reporting.

•

The current analysis has been verified and validated by SLR’s independent quality control team.

•

Results were validated by Internal Risk and Financial Reporting teams.

•

Relevant Executive team members, and the RRC, examined the results.

5. Building resilience	Results are embedded into the strategy to transition to a low emissions economy.

•

Integrate climate risks into ERM processes.

•

Improve data and analytical systems to monitor ongoing climate exposure.

•

See our Climate Action Plan for transition-specific strategies: https://plc.pearson.com/en-GB/ sustainability/our-sustainability-reporting.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 49

Assessment parameters

Business scope and boundaries: The analysis of climate-related risks and opportunities was conducted across Pearson’s global operations, covering the company’s five core business units, key geographies, and value chain stages to ensure comprehensive representation of both operational and market exposure.

Climate scenarios: Climate scenario analysis is used to help organisations develop a more comprehensive and robust climate-ready business strategy. It entails examining how future changes in our climate could impact our business operations, finances, markets and supply chains in order to mitigate the impacts and build resilience.

To assess the potential impacts of climate-related risks and opportunities, SLR, a specialist environmental consultancy, applied a multi-scenario approach designed to test Pearson’s exposure and resilience to physical risks (such as extreme weather events) and transition risks linked to policy changes, technological advances and market evolution towards a low-emissions economy. SLR used multiple reference models to define overarching scenario ‘families’ for the analysis:

Scenario 1. Orderly Transition — Represents a rapid, coordinated policy response consistent with limiting global warming to below 1.5°C.This scenario reflects decisive action and assumes early implementation of global carbon pricing and energy system transformation.

Scenario 2. Disorderly Transition — Reflects a delayed policy response, where substantive global climate action only occurs late in this decade or early 2030s. The result is a steeper and more disruptive decarbonisation pathway characterised by higher carbon prices, stranded asset risks, and accelerated cost escalation, resulting in a 1.6°C–2.7°C temperature rise.

Scenario 3. Hot House World — Assumes minimal further policy intervention beyond current commitments, leading to a high-warming trajectory (2.8°C–4.4°C) and significant increases in physical climate impacts, such as heat stress, flooding and supply chain disruption.

Our climate-related risks are integrated into our various risk management processes, depending on the nature of the risk. For example: physical risks are integrated into business continuity planning by the Central Workplace team; the Centralised Procurement team oversees the costs and availability of paper; and other transition risks, such as changes in regulations, are managed by regulatory alert systems held in the Legal function.

The Sustainability team and the relevant Communications team share the responsibility of managing wider stakeholder expectations and stakeholder engagement.

Metrics and targets

Our GHG emissions reduction targets, which have been approved by the Science Based Targets initiative (SBTi), include:

•	Achieve a 50% reduction in GHG emissions across our operations and value chain by 2030 from a 2018 baseline

•	Achieve at least 90% reductions in GHG emissions across our value chain from a 2018 baseline, and meet our net zero target by 2050

Our GHG emissions data (metric tonnes CO2e)1

	2025	2024

Scope 1	3,701	4,094

Scope 2 (location-based)	11,598	13,938

Scope 2 (market-based)	9	11

Scope 3 (location-based)	248,645	261,700

Scope 3 (market-based)	250,005	263,048

Total — location-based	263,945	279,732

Total — market-based	253,715	267,153

Intensity ratio — tCO2e/£m sales (market-based methodology)	71	75

Our full set of environmental data and the methodology used for calculations can be found in the next section of this report.

The most material categories of scope 3 GHG emissions represented in our figures include: Purchased goods and services; Upstream transportation and distribution; Business travel; and Employee commuting. These categories represent approximately 90% of our location-based emissions.

A breakdown of data for each category can also be found in the external assurance report on our website: https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting.

1.

In 2025, we updated our 2018 baseline alongside our 2023 and 2024 GHG emissions data to reflect methodology changes as well as acquisitions and disposals, contributing to more granular data insights. An independent third party, SLR, verified and assured this process.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 50

Sustainability continued

Our sustainability performance data

Notes on our data

This report provides a summary of Pearson’s business and sustainability governance, strategy, risk management approach and performance for the financial year 2025. Qualitative and quantitative information in the sustainability-related disclosures refers to 1 January 2025 to 31 December 2025, aligned with our financial reporting period.

We have included all Pearson entities in the sustainability-related disclosures, across all material topics and data. The Reputation and Responsibility Committee has reviewed progress against our key areas of responsibility throughout this report.

We continue to provide information about sustainability-related risks and opportunities in line with the Global Reporting Initiative (GRI) standards and the Sustainability Accounting Standards Board (SASB) standards. See our GRI and SASB disclosures here: https://plc.pearson.com/en-GB/ sustainability/our-sustainability-reporting.

Environmental data: GHG emissions and energy calculation methodology

We calculate our GHG emissions data following the requirements of the GHG Protocol Corporate Accounting and Reporting Standard (revised edition: https://ghgprotocol.org/sites/default/files/standards/ghg-protocol-revised.pdf). For scopes 2 and 3, we use the dual reporting methodology (location- and market-based approaches), in accordance with best practice. We use some of the latest emission factors from recognised public sources, including (but not limited to) the UK Department for Energy Security and Net Zero (DESNZ), the International Energy Agency, the US Energy Information Administration, Watershed’s Comprehensive Environmental Data Archive (CEDA) and the Intergovernmental Panel on Climate Change (IPCC). We also use the latest global warming potential projections from the IPCC’s Fourth Assessment Report (https://www. ipcc.ch/assessment-report/ar4/).

In 2025, we updated our 2018 baseline alongside our 2023 and 2024 GHG emissions data, contributing to more granular data insights. An independent third party, SLR, verified and assured this process.

Our energy use data includes fuel combustion and purchase of electricity, heat, steam and cooling consumption in MWh, and vehicle fuel use converted from mileage into MWh using DESNZ conversion factors.

For more information, including a breakdown of our GHG emissions data per category, see SLR Consulting’s assurance statement, here: https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 51

Environment

Pearson was not subject to any environmental fines in 2025.

Greenhouse gas (GHG) (carbon dioxide equivalent) emissions overview (metric tonnes CO2e)1

	2025	2024	[1]	Notes

Scope 1	3,701	4,094

Our GHG emissions reduction targets include:

•  Achieve a 50% reduction in GHG emissions across our operations and value chain by 2030 from a 2018 baseline

•  Achieve at least 90% reductions in GHG emissions across our value chain from a 2018 baseline, and meet our net zero target by 2050

Our total market-based GHG emissions decreased by 5% and total location-based GHG emissions decreased by 6% from 2024.

Compared to our 2018 baseline, we have cut total market-based emissions by 43% and location-based emissions by 44%, putting us on track to achieve our target of halving our emissions by 2030.

We have achieved our 2030 target for market-based GHG emissions (scope 2 – emissions from purchased electricity), primarily by downsizing our property portfolio, decommissioning emissions-intensive buildings and shifting to renewable electricity.

Our scope 3 GHG emissions decreased 5% from 2024, primarily by downsizing our property portfolio, decommissioning emissions-intensive buildings and shifting to renewable electricity. We achieved a 43% decrease in scope 3 GHG emissions (location-based methodology) from our 2018 baseline, reflecting our transition to digital supply chains, reduced business transport and distribution operations and adoption of a hybrid working model.

Read more about our net zero strategy and progress in our Climate Action Plan and external assurance report, both accessible here: https://plc. pearson.com/en-GB/sustainability/our-sustainability-reporting.

Scope 2 (location-based2)	11,598	13,938
Scope 2 (market-based3)	9	11
Scope 3 (location-based2)	248,645	261,700
Scope 3 (market-based3)	250,005	263,048
Total – location-based[2]	263,945	279,732
Total – market-based[3]	253,715	267,153
Total scope 1 and 2 (location-based2)	15,299	18,032
Total scope 1 and 2 (market-based3)	3,710	4,105
UK scope 1	550	561
UK scope 2 (location-based2)	818	831
UK scope 2 (market-based3)	6	5
Total UK scope 1 and 2 (location-based2)	1,368	1,392
Total UK scope 1 and 2 (market-based3)	556	566
Intensity ratio
tCO2e/£m revenue (market-based methodology)[3]	71	75
Energy
% electricity from renewable sources	100%	100%
Total electricity consumption from renewable sources (MWh)	30,770	36,876
Total electricity consumption from non-renewable sources (MWh)	0	0
On-site generated electricity (MWh)	0	216
Total gas consumption (MWh)	12,610	14,364
Total fossil fuel consumption (MWh)	13,266	14,813
Total energy consumption (gas, fuel, electricity, transport and other sources) (MWh)	44,090	51,851
Total energy consumption UK (gas, fuel, electricity, transport and other sources) (MWh)	5,764	6,058

1.

In 2025, we updated our 2018 baseline alongside our 2023 and 2024 GHG emissions data to reflect methodology changes as well as acquisitions and disposals, contributing to more granular data insights. An independent third party, SLR, verified and assured this process.

2.	The location-based methodology reflects the average emissions intensity of what is physically consumed through the grid.
3.

The market-based methodology reflects emissions from electricity we have purposefully chosen through the purchase of unbundled EACs and green tariffs. We purchase renewable electricity in countries of consumption wherever possible. Where this is not possible due to market constraints or instrument availability, we purchase from neighbouring countries/regions.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 52

Sustainability continued

	2025	2024		Notes

Resource use

Paper used (t)	19,720	19,255		We achieved our target to procure our paper from certified sources (FSC, PEFC and SFI)[1] that set standards for sustainable forest management use. This target will be our minimum standard from 2026 onwards.
% Forest Stewardship Council (FSC)	72%	59%
% Programme for the Endorsement of Forest Certification (PEFC)	2%	4%
% Sustainable Forestry Initiative (SFI)	26%	30%

	2025	2024	[2]	Notes

Waste[2]

Total waste generated (t)	2,070	1,754		We note an increase in year-on-year figures and this is due to an improvement in data quality.
% office waste recycled	13%	33%

	2025	2024		Notes

Water

Total water consumption (m3)	193,537	127,014		We note an increase in year-on-year figures and this is due to an improvement in data quality.

1.	Of the paper we purchased in 2025, 83 tonnes were not certified due to local market constraints. This represents 0.4% of all paper purchased across the year.
2.

In 2025, alongside our GHG rebaselining process, we updated our 2024 waste data to reflect methodology changes as well as acquisitions and disposals. An independent third party, SLR, verified and assured this process.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 53

Social

Our employees

	2025	2024

Total average number of employees for the year[1]	17,062	17,024

Employees by geography (regional representation)[2]	16,665	17,116

US as of 31 December	8,260	8,821

UK as of 31 December	3,472	3,394

Rest of world as of 31 December	4,933	4,901

Gender diversity breakdown

% permanent, regular employees	98%	98%

Male	41%	40%

Female	58%	59%

No data	0%	1%

% temporary, limited-term employees	2%	2%

Male	31%	31%

Female	68%	67%

No data	1%	2%

% full-time, regular employees	82%	79%

Male	44%	44%

Female	56%	56%

Not disclosed	1%	1%

% part-time, regular employees	18%	21%

Male	28%	28%

Female	71%	71%

Not disclosed	0%	0%

1.

We calculate total average number of employees using a Full-Time Equivalent (FTE) methodology, as an average across the reporting period. Seasonal/temporary staff are excluded from the calculation. All other data in this table is as at 31 December 2025.

2.	The 2025 employee volume excludes approximately 500 seasonal workers that have been reclassified to align with Pearson’s current business structure and broader casual/seasonal worker policies.

Our Board and Pearson Executive Management team*

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in Pearson Executive Management	Percentage of Pearson Executive Management

Board and Pearson Executive Management team’s gender identity or sex

Male	5	42%	3	7	58%

Female	7	58%	1	5	42%

Other categories	0	0%	0	0	0%

Not specified/prefer not to say	0	0%	0	0	0%

Board and Pearson Executive Management team’s ethnic background

White British or other White (including minority-white groups)	8	67%	3	7	58%

Mixed/multiple ethnic groups	2	17%	0	1	8%

Asian/Asian British	1	8%	0	2	17%

Black/African/Caribbean/ Black British	0	0%	0	0	0%

Other ethnic group	1	8%	1	2	17%

Not specified/prefer not to say	0	0%	0	0	0%

*Prepared in accordance with UK Listing Rule 6.6.6R(10) as at 31 December 2025. As prescribed by this rule and for the purpose of this disclosure, the Pearson Executive Management includes the Company Secretary. We collected the data contained in the tables above as part of the annual declaration process, whereby the Board and the Pearson Executive Management team received declaration forms for self-completion. The declaration forms included, for all individuals whose data is being reported, the same questions relating to ethnicity and gender. The data is used for statistical reporting purposes and is provided with consent.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 54

Sustainability continued

Female leadership breakdown (%)

	2025[1]	2024[2]

Senior leadership	29%	33%

Operational leadership	47%	46%

Management	54%	47%

Turnover
	2025	2024

Turnover rate, total average for the year[3]	3,031/18%	3,331/19%

Voluntary turnover	2,192/13%	2,309/13%

Involuntary turnover	839/5%	1,022/6%

Turnover by gender

Total female	1,854/11%	2,052/12%

Total male	1,118/7%	1,239/7%

Non-binary	13/0%	8/0%

Not disclosed	46/0%	32/0%

Turnover by age group

Under 30 years old	789/5%	901/5%

30-50 years old	1,307/8%	1,462/8%

Over 50 years old	914/5%	961/6%

No data	21/0%	7/0%

New hires
	2025	2024

Total number and rate of new employee hires (number of hires/average headcount)[3]	3,117/18%	2,799/16%

Total number of new hires – female	1,849/59%	1,710/61%

Total number of new hires – male	1,144/37%	1,018/36%

Total number of new hires – non-binary	11/0%	13/0%

Total number of new hires – not disclosed	113/4%	58/2%

New hires by age group

Under 30 years old	1,007/32%	893/32%

30-50 years old	1,396/45%	1,248/45%

Over 50 years old	695/22%	647/23%

No data	19/1%	11/0%

1.	2025 employee leadership categories and data reflect Pearson’s new career architecture, rolled out in 2025.
2.

For comparability with 2025 data, our 2024 employee leadership data has been recalculated to align with the new Career Architecture. Relevant employees who left the company by 31 December 2024 have not been included in these calculations as it is not possible to determine what their positions would have been within the new Career Architecture.

3.	% calculated using average annual headcount (17,062 in 2025), not year-end position.

Governance

	2025	2024

Total number of concerns raised and investigated	130	115

Percentage of employees completing Code of Ethics certification or training*	99%	100%

*	The figure stated here was correct at 31 December 2025. 100% was achieved by 31 January 2026.

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 55 Risk management Effective essential to risk executing management our is strategy, shareholder achieving value, protecting sustainable our good brand governance and ensuring  Risk oversight Risks are managed by members of the Pearson Executive Management (PEM) team, either on a business unit basis or by function (as set out in the Accountability for principal risks section on pages 66-67. Risk owners conduct regular risk reviews with their leadership teams, consulting others where appropriate, including technical specialists within their business unit or operating in one of the centres of expertise. Risk reports are shared with key stakeholders, including the Enterprise Risk Management team, and are discussed at PEM meetings. The Audit Committee has the delegated responsibility for reviewing the effectiveness of our procedures for identifying, assessing, managing and reporting risk. Each business unit is expected to present an overview of its risk register to the Board at least annually, and to provide an annual deep dive on key risks, supported by central Risk team experts as required. Deep-dive sessions are also held at the Audit Committee with enterprise-wide functions such as Tax, Treasury and Cyber security. The Board uses these deep-dive sessions to understand the rigour of management’s risk scanning and to challenge any judgements in response to risks. The Internal Audit team provides independent assurance to the Audit Committee on the design and effectiveness of internal processes, to mitigate strategic, financial, operational and compliance risks. Internal audit plans are aligned to the principal risks but also consider other key risk areas and other assurances available. Plans are agreed in advance with the PEM team and the Audit Committee. We have also been looking at addressing the requirements of the new UK Corporate Governance Code Provision 29, effective 1 January 2026. We aim to achieve a proportionate and practical response to the new declaration, and we have identified ‘material controls’. We have worked with peers, accountancy firms and our auditors to understand emerging best practice in this area. Throughout 2025, the team has been reviewing the mapping of controls to principal risks, and we have worked closely with the Audit Committee which has oversight of this process. Further information can be found in the Governance section on page 110. Risk environment We operate in markets in learning, content, assessment and qualifications where we have held leading positions over several years as businesses and markets have become more digital. Factors affecting the markets in which we operate include our position as an accredited provider of high-stakes tests, organisational capability, competitive dynamics, learner preferences and delivery methods, including the growing adoption of AI tools and the reputation of companies operating in the market. We seek to maximise the opportunities arising from these changing market conditions, balanced with appropriate monitoring and understanding of associated risks. Further information on our business units and key markets are in the Strategy section on pages 12-16.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 56

Risk management continued

The table below sets out our governance structure for risk management.

1. Pearson plc Board (oversight)

•	Responsible for Pearson’s strategy

•	Responsible for reviewing management’s assessment of our principal risks

•	Approves the annual budget and long-term financial plans

•	Determines risk appetite in line with our strategy

•	Monitors and reviews the internal control framework, covering all material controls as identified by the requirements of the new UK Corporate Governance Code Provision 29, and their effectiveness, with support from its Committees as it deems appropriate.

•	Conducts targeted reviews of key risks

2. Audit Committee (oversight)

•	Provides oversight to the Board concerning the integrity of Pearson’s procedures for identifying, assessing, managing and reporting on risk and obtains assurance from internal/ external auditors

•	Monitors and evaluates our compliance and risk management processes and control programmes

•	Approves our risk management framework

•	Approves internal audit plans

3. Reputation & Responsibility Committee (oversight)

•	Considers our impact on the communities in which we operate, including ensuring that we have risk management processes in place to manage relevant risks

4. Pearson Executive Management (PEM) (identification, assessment and mitigation)

•	Comprises the CEO, CFO and other senior leaders (see pages 76-78)

•	Accountable for ensuring that risks are mitigated in line with risk appetite

•	Responsible for executing our strategy

•	Responsible for reviewing and approving our principal risks, mitigation plans and controls

•	Reports to the Audit Committee on risks, where required

5. Enterprise Risk Management function (identification, assessment and mitigation)

•	Prepares our risk management framework

•	Maintains our risk register and list of principal risks

•	Reviews risks with business units to assess and monitor risk exposures

•	Prepares a consolidated risk view for the PEM

•	Provides oversight over risk management activity

•	Reports to the Audit Committee on risks

6. Senior leadership (identification, assessment and mitigation)

•	Responsible for monitoring, mitigating and reporting on risk

•	Responsible for operation and effectiveness of material controls

•	Risk committees within each business unit assess the principal risks and implement further sub-committees as appropriate for business unit-specific exposures

7. Technical specialists (identification, assessment and mitigation)

•	Functional heads work in conjunction with Group technical experts to monitor and manage significant risks. These experts provide operational support, guidance, policy and advice

8. Risk management experts (identification, mitigation and assurance)

•	Dedicated teams providing guidance, review and assurance over key operational and financial risks including finance, legal and compliance

9. Pearson personnel (identification, assessment and mitigation)

•	Personnel across Pearson are trained in relevant risk management to identify, assess, mitigate and escalate risks

•	Responsible for operation and effectiveness of individual controls, including SOX controls

Internal Audit function (assurance)

Our Internal Audit function is responsible for providing independent assurance to management, the Board and the Audit Committee on the design and effectiveness of internal controls, to mitigate strategic, financial, operational and compliance risks.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 57

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

Principal risks

The Board has undertaken a robust assessment of the current risks facing Pearson, in accordance with Provision 28 of the 2024 UK Corporate Governance Code. This assessment identified the following principal risks, as well as a number of emerging risks and risks that, while more modest, could have a significant near-term impact.

For each of our principal risks, the tables on pages 58-65 identify:

•	change in the risk over the last 12 months

•	movement and outlook for that risk

•	management actions

•	link between the risk and Group strategy

•	our risk tolerance

•	examples of the risk

•	risk ‘contagion’, i.e. the extent to which issues in one area could increase the risk in other areas

•	assessed risk ‘velocity’, i.e. an indication of the speed at which a risk could materially impact the Group

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 58

Risk management continued

Accreditation risk

Description

Termination or modification of accreditation due to policy changes or failure to maintain the accreditation of our courses and assessments by states, countries and professional associations, reducing their eligibility for funding or attractiveness to learners. Regulatory bodies may also require modification of tests to continue to receive accreditation which may reduce the convenience to learners or increase the cost of delivery.

Movement and outlook

The risk increases from moderate-high to a high level. There are ongoing geopolitical developments alongside proposed modifications to UK immigration testing and vocational qualification frameworks, all of which present potential disruptions to markets where we have a leading presence. Nonetheless, no significant reforms in US markets have occurred and we have successfully retained a high level of Assessment & Qualifications contracts in 2025. Pearson has long-standing relationships and delivery capability across key markets, and Pearson’s brand and track record are seen as competitive advantages in a changing environment. International expansion is a key focus for many of the business units and assumptions are made that there are no major geopolitical situations, or government policy changes, in key growth areas.

The risk is expected to remain at an elevated level for the foreseeable future.

Management actions

1.

Focus on creating a culture where learners and regulatory awarding bodies can depend on Pearson and know that we will meet their standards. We recognise our obligations, particularly in the testing space, to ensure a focus on flawless or near-flawless execution of marking and delivering assessment results and take actions accordingly.

2.	Continuing to evolve and enhance our security, data and governance standards to ensure we continue to meet and exceed required standards to be an accredited provider.

3.	Broadening the range of services we offer and our range of stakeholders.

4.

Pearson has long-standing relationships, delivery capability and country ambassadors across key international markets and Pearson’s brand and track record are seen as competitive advantages in a changing environment.

Link to strategy	Assessment and verification is at the core of our strategy.

Risk tolerance	Low – we seek to operate in stable, well-regulated markets with known requirements to be accredited, and have a low tolerance for taking risks that may jeopardise that accreditation.

Examples of risks	• Political • Regulatory

Risk contagion	Accreditation risks are likely to have a financial impact but have limited risk of contagion.

Risk velocity	Changes in regulation or loss of contracts could occur within a 12-month period.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 59

Artificial Intelligence (AI), content and channel risk

Description

The risk that our intellectual property is harder to protect as a result of increased content generation through AI, and that our content and method of delivery (channel) is, or is perceived to be, insufficiently differentiated in terms of outcomes or learner experience. This could lead to lost sales and a significant decline in our market value.

Movement and outlook

The risk remains at a moderate-high level. How learners access content presents a medium-term risk, as institutions and students may question the value of traditional models. We are also conscious that public sentiment and regulatory considerations have also emerged around the use of AI in high-stakes assessments. Nonetheless, Pearson’s strength lies in delivering outcome-focused, trusted, pedagogically sound content at the intersection of instructor, learner and content.

Significant progress has been made in our use of large language models. We have taken a proactive approach in leveraging advanced AI technology positions and have successfully integrated AI tools into courses. We have continued to develop AI tools across all business units, seeing evidence of it driving commercial success as well as driving improved learning outcomes and higher grades, as noted among Virtual Schools students. Our strategic partnerships with hyperscalers are accelerating the modernisation of Pearson’s products, facilitating us to leverage AI to better serve our customers. We are also implementing AI-driven tools to customer service and enhance overall experience. Furthermore, in 2025, we hired a new Chief Business Officer to support sales teams in capturing upsell and cross-sell opportunities.

The risk is projected to remain heightened for the near term and beyond.

Management actions

1.	Establishing a centralised data and AI solutions hub to set governance, and oversight, supported by AI delivery squads that enable a cohesive, Pearson-wide Responsible AI function.

2.

Embedding AI into content creation products and services, creating efficiencies and helping us reach the market quickly. For example, the broad roll-out of custom AI assessment tools to all teachers in Virtual Schools is driving increased adoption and usage.

3.

Driving innovation and development of next-generation products that infuse AI into products across our business units and enable us to align to individual learning needs: for example, creating AI chatbot integration in the Longman English app, and AI study tools in Connections Academy Virtual Schools which have led to improved outcomes and higher grades among students.

4.	Reducing piracy and managing and enforcing intellectual property rights including via legal enforcement, where appropriate.
5.	Targeted approach to capital allocation focused on opportunities in the higher-growth segments of the markets which we serve and a deep focus on product innovation.

6.	Strategic partnerships with hyperscalers accelerating the modernisation of Pearson’s products, enabling us to leverage AI for greater customer value.

Link to strategy	AI has been identified as a key seismic trend providing growth opportunity.

Risk tolerance	Medium – this is a strategic risk, and we should be rewarded for successfully developing and delivering products and services that consumers value. Some risk is accepted to ensure the learner remains at the centre of what we do.

Examples of risks	• Intellectual property protection • Method of delivery • Speed of innovation

Risk contagion	Failure to deliver high-quality and engaging products and services may have an impact on our reputation and responsibility risks and on meeting customer expectations.

Risk velocity	Significant short-term impacts are less likely due to our 2025 product strategy using AI as a growth driver and scaling AI across our products and services. Due to longer-term contracts or the time required for educators or learners to learn how to use new products and services, it is more likely that any impact will be felt over years.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 60

Risk management continued

Capability risk

Description

Inability to meet our contractual obligations or to transform as required by our strategy, due to infrastructure, systems or organisational challenges.

Movement and outlook

This risk reduces from a moderate-high to moderate level as we shift to execution against an evolved strategy, although we are cognisant of risks around talent, operational capacity and governance. Nevertheless, disciplined oversight of talent expenditure, alongside continued workforce investment, positions the organisation to strengthen capabilities and maintain operational resilience in the coming years. During 2025, a unified marketing organisation and e-commerce strategy has been established, enhancing both strategic alignment across our business units and our operational efficiency. Strategic partnerships have been announced and progressed across hyperscalers and professional services partners.

We expect the outlook to be similar for the near future.

Management actions

1.

Risk ratings are assigned to each system, with plans to ensure system uptime. Recovery strategies are established to minimise disruption, enabling customers to maintain functionality or resume operations as quickly as possible in the event of downtime.

2.	Regular patching, employee training and security measures, such as multi-factor authentication, help to ensure the stability and security of our key systems.

3.	Dedicated resources to focus on testing and developing AI products and to understand evolving market capabilities.

4.	Business continuity planning to ensure that we are able to respond should a key customer or supplier fail.

5.	Enhanced focus on developing products that serve new markets and user groups, and cross-selling between business units, as well as product bundling.

6.	Monitoring employee engagement and investing in our leaders to support key talent retention and effective succession planning.

7.	Increasing clarity on our performance expectations for every role across the company, driving collaboration in pursuit of value.

8.	Regularly reviewing our cost base to ensure competitiveness and identifying options for efficiencies.
9.	A focus on the remediation of technical debt, supporting platform consolidation and creating a unified user profile, providing an integrated view of Pearson for users across multiple products.

10.	Robust governance over our strategic transformation initiatives is in place with strong executive sponsorship.

Link to strategy	Core performance has been identified as a key strategic growth opportunity.

Risk tolerance	Medium – we aim to ensure we have the capability to deliver strategic objectives, requiring strong coordination and planning, without stifling innovation.

Examples of risks	• Business resilience • Business transformation and change • IT resilience • Safety and corporate security • Talent

Risk contagion	Failures in capability could result in increased reputation and responsibility risk and failures to meet customer expectations.

Risk velocity	Failures of capability could impact within six to 12 months.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 61

Competitive marketplace risk

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

Movement and outlook

The risk remains high due to competitive pressures affecting business units, for example, increased migration policy restrictions and tight migration policies impacting market size and demand for Pearson Test of English and demographic headwinds in Higher Education. Nonetheless, we remain focused on monitoring and proactively managing the evolving competitive landscape throughout our businesses.

Across many of our business units, we are increasing exposure to markets with favourable demographic shifts, successfully incorporating innovative technologies into our products and launching new offerings that expand our addressable market, such as the PTE Express Test offering an accessible test for US-bound learners, and Communication Coach launched inside Microsoft 365. We are also expanding into faster-growing adjacent segments of the learning market such as Early Careers.

In Virtual Learning we have seen strong enrolment growth for the 2025/2026 academic year as well as operational improvements and have expanded academic offerings including career programmes.

Our Enterprise Solutions product pipeline remains a key priority, complemented by the development of strategic partnerships with hyperscalers and other major partners to increase visibility and expand our presence within the enterprise market. Notably, we have secured a strategic vocational skilling contract for the construction sector in Saudi Arabia.

The risk is expected to remain elevated for the next 12 months, due to the ongoing competitive landscape in many of our business units.

Management actions

1.

Working in partnership with customers, including IP owners, in our Assessment & Qualifications and Virtual Learning business units, to ensure that our customers’ needs are being met, resulting in high retention rates on the long-term contracts in place.

2.

We are advancing Pearson’s presence within the enterprise market by making strategic partnerships with hyperscalers including Microsoft, AWS and Google Cloud, while expanding our reach with professional services partners such as HCLTech, Deloitte and Cognizant.

3.	Undertaking competitive analysis to monitor and respond to competitive threats, with decentralised teams able to mobilise quickly to maximise opportunities and manage risk.

4.

Our strategy involves targeted expansion into adjacent markets, including Early Careers, supported by the acquisition of eDynamic Learning, alongside increased investment in emerging markets with positive demographic trends.

5.

Accelerating Pearson Test of English recognition in key student mobility markets through targeted marketing initiatives to drive growth, alongside expanding our offerings such as the recent launch of the PTE Express Test to serve the US-bound study market.

6.

The implementation of a unified brand architecture to clarify Pearson’s product offerings and plans to reinforce market differentiation in the enterprise sector by leveraging its established learning and assessment brands.

Link to strategy	Targeted market expansion has been identified as a key strategic growth opportunity.

Risk tolerance	Medium – this is a strategic risk associated with successfully selecting attractive global opportunities and seizing them. We seek to lead the shift to digital ways of learning and consequently to maintain strong market positions.

Examples of risks	• Substitutes • Market pricing • Product differentiation • Consumer learning preferences

Risk contagion	Changes in the competitive marketplace could increase portfolio change.

Risk velocity	We expect changes in the global learning market over our five-year planning horizon, but the timing and pace of such changes is uncertain. Assessment & Qualifications and Virtual Learning benefit from long-term contracts, which reduce potential velocity in these business units.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 62

Risk management continued

Customer expectations risk

Description

Rising end-user expectations increase our need to offer differentiated value propositions, risking margin pressure to meet these expectations and potential loss of sales if not successful.

Movement and outlook

The risk has remained at a moderate level. Our delivery across business units has met customer expectations.

Efforts across business units are focused on developing products to enhance customer experience, such as the implementation of AI for personalised lessons, as exemplified by the Digital Language Tutor and AI Study Tools launched in 2025. We are also integrating our assessment capabilities directly into McGraw Hill’s K12 curriculum solutions, thereby enhancing the personalised learning experience for students. We have also launched Revibe, an AI-enabled wearable designed to help individuals build skills in focus, attention and self-regulation, and our NPS in Virtual Learning remains strong.

The newly established Revenue Operations team aims to enhance the alignment between marketing, sales and customer success operations, thereby providing Pearson’s customers with a more seamless experience.

The creation of the Global Enterprise Sales team within Enterprise Learning & Skills has consolidated Pearson’s enterprise sales efforts into a single, cohesive unit, enabling us to meet customer needs with a comprehensive suite of solutions.

We expect the outlook to be similar for the next 12 months.

Management actions

1.	Monitoring and targeting strong NPS scores, responding to customer feedback.

2.	The Group’s direct to consumer offerings such as Study Prep provide valuable insights about usage.

3.	Our service businesses conduct regular reviews with customers to ensure that their expectations are well understood and met and, where gaps arise, we are taking steps to address these concerns.

4.	A unified Global Enterprise Sales team sharpens our focus and enables us to better meet enterprise customers’ needs.

Link to strategy	Focus on delighting our customers and meeting their expectations.

Risk tolerance	Medium – this is a strategic risk, and we should be rewarded for successfully developing and delivering products and services that learners value. Some risk is accepted to ensure the customer remains at the centre of what we do.

Examples of risks	• Customer experience
• Data architecture and usage
• Accessibility

Risk contagion	Failure to produce products and services meeting customer expectations could also impact reputation and responsibility risks.

Risk velocity	Typically, one to three years, as long-term contracts run off.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 63

Portfolio change risk

Description

Failure to effectively execute desired or required portfolio changes to promote scale or capability and increase focus on key business units and geographic markets, due to either execution failures or inability to secure transactions at appropriate valuations.

Movement and outlook

The risk remains at low-moderate. In 2025, we announced the acquisition of eDynamic Learning, a leading Career and Technical Education (CTE) curriculum solutions provider, enabling us to broaden capabilities and scale our position in the fast-growing Early Careers space.

We expect the outlook to be similar for the next 12 months.

Management actions

1.	Including investment plans in our strategic plans, aligning requirements with business unit structure.

2.	A Capital Committee governance structure is in place with an Executive Committee for the review, analysis and approval of M&A transactions, as well as reviewing integration of acquisitions.

3.	An experienced Corporate Finance team to execute transactions, supported by a dedicated post-deal Operations team.

4.	Pearson Ventures allows us to take stakes in companies in early funding rounds supporting growth through innovation.

5.	Clear rules of engagement for any M&A activity.

Link to strategy	Capital allocation is a core element of our strategy.

Risk tolerance	Medium – we seek to carefully balance the opportunity to achieve growth through increasing capability and/or scale with the execution risk of portfolio change.

Examples of risks	• Identification of requirements
• Achieving value on acquisitions/disposals
• Integration of acquisitions

Risk contagion	Failures in managing portfolio change could impact capability and the ability to meet customer expectations.

Risk velocity	The speed of achieving the full benefits of an acquisition will vary depending on the size and scope of the acquisition, but typically from six months for a simple small acquisition, to two years for a larger complex transaction.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 64

Risk management continued

Reputation and responsibility risk

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

Movement and outlook

This risk remains at moderate-high. The market has experienced several high-profile data breaches and incidents of fraud perpetrated through the use of deep fakes, and training has been ramped up for both employees and contractors.

We aim to operate in a highly reputable and responsible manner and so we intend to maintain strong mitigations to reputation and responsibility risks. However, numerous threats exist including from those who seek to do harm to the Group or to its customers, including nation-state actors, organised criminal rings and ransomware attackers, so constant vigilance is required. We continue to implement targeted initiatives to uplift cyber and data governance capabilities and protect against emerging threats in an evolving threat landscape.

The risk is expected to remain elevated for the next 12 months.

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

6.	Strong financial controls are in place which are monitored by the Controls Steering Committee and Compliance teams, as well as local management.

7.

An Incident Management Framework operates for effective incident management across a wide range of events and concerns. We undertake reviews after incidents and significant near-misses to allow lessons to be learned and any remedial actions to be put in place.

8.

A going concern model is reviewed by senior management and is completed twice a year, or more often if there is a material event. We have a comprehensive treasury policy that addresses key financial risks, including capital risk, liquidity risk, foreign exchange risk and interest rate risk, with measurable targets and regular reporting to the Audit Committee.

9.	Fraud assessments are completed by business units annually. A Speak-Up/ethics hotline is available for employees.

10.	Comprehensive steps to safeguard students are in place including staff vetting, training and escalation processes. Staff sign an annual Code of Ethics declaration.

11.

Our Government Relations team fosters constructive partnerships with policymakers and regulatory bodies to ensure we are aware of and have appropriate safeguards against emerging policy and political risks. It reports regularly to our Reputation & Responsibility Committee.

12.	A highly skilled Legal team, supported by a global network of compliance officers, ensures our adherence to all applicable laws and regulations across our worldwide operations.

13.

Governance is in place which ensures the timely and accurate reporting of all material and relevant information to comply with UK and US stock exchange regulations, including protocols relating to inside information.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 65

Link to strategy	Our reputation and commitment to behaving responsibly underpin our strategy to be a trusted partner.

Risk tolerance	Low – we seek to be a highly trusted education and learning brand. Any significant failures could negatively affect our relationship with customers today and in the future.

Examples of risks	•	Compliance with laws and regulations
	•	Cyber security
	•	Data privacy
	•	Fraud
	•	Insolvency
	•	Safeguarding
	•	Test failure
	•	Use of third parties
	•	Culture wars/polarisation of political views

Risk contagion	Significant failures in this area could increase our capability and accreditation risks and weaken our position in the competitive marketplace.

Risk velocity	Reputational risks could have a significant impact in a short period in the event of a significant issue.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 66

Risk management continued

Accountability for principal risks

For each of our principal risks (shown in bold), the table below lists the accountable senior executive(s) for each sub-risk. In 2025, we added one new sub-risk, we created a new position of Chief Business Officer and we combined the roles of Chief Technology Officer and Chief Information Officer, which has led to changes in accountability (marked in the table below).

Risks	Accountability	Change since 2024

Accreditation risk

Political and regulatory	General Counsel and Business Unit Presidents	No

Artificial Intelligence, content and channel risk

Effective method of delivery (podcast, video, test, in-person, online)	Chief Product Officer and Business Unit Presidents	No

Intellectual property protection	General Counsel and Business Unit Presidents	No

Products and services – effective investment in own and third-party content	Chief Product Officer and Business Unit Presidents	No

Balance of content creation vs content purchased	Chief Product Officer and Business Unit Presidents	No

Speed of innovation	Chief Executive Officer, Chief Product Officer, Chief Strategy Officer, Chief Technology Officer and Business Unit Presidents	No

Risks	Accountability	Change since 2024

Capability risk

Capability in sales	Chief Business Officer	Yes

Business resilience	General Counsel and Business Unit Presidents	No

Business transformation and change	Chief Executive Officer and Business Unit Presidents	No

IT resilience	Chief Technology Officer and Business Unit Presidents	Yes

Safety and corporate security	General Counsel and Business Unit Presidents	No

Talent	Chief Human Resources Officer and Business Unit Presidents	No

Failure to attract talent/ succession planning	Chief Human Resources Officer	No

Competitive marketplace risk

Consumer learning preferences	Business Unit Presidents	No

Market pricing	Business Unit Presidents, Chief Business Officer	Yes

Product differentiation	Business Unit Presidents	No

Substitutes	Business Unit Presidents	No

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 67

Risks	Accountability	Change since 2024

Customer expectations risk

Customer experience	Chief Product Officer, Chief Business Officer and Business Unit Presidents	Yes

Accessibility	Chief Human Resources Officer, Chief Product Officer and Business Unit Presidents	No

Data architecture and usage	Chief Technology Officer and Business Unit Presidents	Yes

Portfolio change risk

Achieving value on acquisitions/ disposals	Chief Financial Officer and Chief Strategy Officer	No

Identification of requirements	Chief Executive Officer, Chief Financial Officer and Chief Strategy Officer	No

Integration of acquisitions	Chief Financial Officer	No

Risks	Accountability	Change since 2024

Reputation and responsibility risk

Compliance with laws and regulations	General Counsel and Business Unit Presidents	No

Cyber security	Chief Technology Officer	Yes

Safeguarding	General Counsel and Business Unit Presidents	No

Test failure	Assessment & Qualifications, English Language Learning and Enterprise Learning & Skills Business Unit Presidents	No

Data privacy	General Counsel and Business Unit Presidents	No

Use of third parties	Chief Financial Officer and Business Unit Presidents	No

Polarisation of political views/ cultural wars	General Counsel and Business Unit Presidents	No

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 68

Risk management continued

Significant near-term and emerging risks

The main near-term and emerging risks are shown in the table below, which also notes accountabilities and where the risk represents a change since the previous year.

Risks	Description	Accountability	Classification and change since 2024

Climate transition	Risks relating to sustainability and climate are outlined on pages 45-49. Expectations around climate change commitments and measurements change on a regular basis.	General Counsel and Business Unit Presidents	Emerging risk. No change.

Economic changes

Economic changes including high global inflation risks, recessions in global markets, high interest rates and supply chain disruption could increase the cost of production for Pearson and put pressure on school, enterprise and consumer budgets, reducing demand for our products and services.

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

We have offices in Israel, which could be affected by the ongoing conflict in the region, and further new conflicts also pose risks.

		Chief Executive Officer and General Counsel	Significant near-term risk. No change.

We identify and monitor emerging and near-term significant risks in several ways:

•	Horizon scanning by teams

•	Consulting with external advisers and subject matter experts

•	Drawing on external and academic publications such as the World Economic Forum Global Risk Report

•	Keeping up to date with regulatory changes and industry benchmarks

•	Bottom-up reviews by the management of each business unit

•	A top-down review of the business risk registers to identify any new or emerging risks

Emerging risk management ensures that potential threats are identified early, with response plans assessed to strengthen the Group’s readiness should they arise. Our processes are designed to detect new and evolving risks promptly and to analyse them in depth to understand the potential impact on the Group.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 69

Risk assessment of prospects and viability

Corporate planning process

The Board assessed the prospects of the Group using the Group’s five-year plan, reviewing going concern over the period to 30 June 2027 and viability to 31 December 2030. The five-year period corresponds to Pearson’s strategic planning process, which is discussed by the Board at least annually and represents the time over which the Group can reasonably predict market dynamics and the impact of additions to the product portfolio.

The strategic plan takes account of a range of factors including market conditions, the likely impact of principal and other significant risks to the Group, product and capital investment levels, as well as available funding. Pearson’s strategy and business model are discussed in more detail on pages 12-16.

Viability assessment approach and outputs

Base case five-year plan

In considering going concern and the viability of the Group, the five-year plan was used as the base case model for assessment. Sales, profits and cash are forecast to grow in the base case. The company or its subsidiaries have no debt maturities within the going concern assessment period.

Severe but plausible downside model

A severe but plausible model was prepared based on the base case adjusted for the probability-weighted impact of all principal risks as well as other significant risks. The net impact of the risks modelled was to reduce free cash flow during the 18-month going concern assessment period by 41%.

At 31 December 2025, the Group had available liquidity of £1.3bn comprising central cash balances and the undrawn element of its $1.8bn Revolving Credit Facilities (RCFs) maturing June 2028 and February 2029. While the current extension options for both RCFs allow for a potential maturity in 2030, consistent with historical practice, Pearson anticipates refinancing the facility within the next five years to ensure liquidity beyond the testing period.

Under the severe but plausible downside case, the Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment before considering mitigating actions.

Reverse stress tests

Two reverse stress tests were modelled to determine the reduction in profit versus the plan that would be required to exhaust liquidity.

In the case of the going concern assessment, the profit reduction needed before 30 June 2027 was calculated. The model showed that significant profit declines in excess of the severe but plausible scenario were required in both 2026 and 2027 to exhaust liquidity.

For viability, the profit reduction and consequent reduction in cash flow needed to exhaust liquidity in 2030 was calculated, requiring a cumulative reduction in excess of those identified in the severe but plausible downside case.

Conclusion

Based on the results of these procedures, and considering the Group’s strong balance sheet, the Directors have a reasonable expectation that Pearson will be able to continue in operation and to meet its liabilities as they fall due over the five-year period ending 31 December 2030. Further details of the Group’s liquidity are shown in the Financial review on pages 25-31.

Below are the major inputs included in the severe but plausible scenario:

Accreditation

•	Risks associated with potential political and regulatory changes in US Student Assessment, UK & International Qualifications and Virtual Learning

•	Migration policy changes in key markets and the effect they may have on demand and market size for Pearson Test of English

AI, Content and Channel

•	Loss of sales due to AI-related risks and poor choice of content and/or channel

Capability

•	Risks associated with transformation and efficiency programmes if not executed or implemented with sufficient speed, or failure to deliver successfully

•	Strategic initiatives and partnerships affecting short-term capability risk

Competitive Marketplace

•	Long-term competitive pressure on US Student Assessment contracts

•	Revenue declines in Higher Education due to demographic shifts as well as the general competitive environment

•	Enrolment growth declines in Virtual Learning

•	Strategic initiatives and partnerships affecting short-term competitive market risk

•	Challenging market environment in English Language Learning

Customer Expectations

•	Additional costs to provide higher than planned functionality and levels of user experience

Portfolio Change

•	Failure to achieve anticipated acquisition synergies

Reputation and Responsibility

•	Potential cyber and data breaches negatively impacting reputation on an ongoing basis

•	Potential safeguarding incidents negatively impacting reputation on an ongoing basis

Recession and inflation

•	Potential for increased costs and lower sales because of a weak macro environment

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 70 Governance report Omid Kordestani Chair Chair’s letter Dear fellow shareholders, It is a pleasure to introduce our Governance report for 2025. This was another successful year filled with strategic progress and innovation, including long-term strategic partnerships, further embedding of AI across our products and services, and good financial performance, which you can read more about throughout this annual report. Strategy and performance The Board continues to be heavily engaged with the management team in overseeing the implementation of our strategic goals, with particular focus on initiatives around people and culture, product excellence and operationalising the company’s new strategic partnerships. In addition to execution oversight, the Board undertook a detailed strategy-focused meeting with management in June 2025, reflecting on and refining the strategic priorities. The Board also oversaw the acquisition of eDynamic Learning in July 2025, a key step in further developing Pearson’s capabilities in one of its medium-term growth vectors, Early Careers. You can read more about the Board’s consideration of this acquisition on page 89. The Board continued to pay close attention to maintaining a strong financial position, which enabled us to increase the dividend again in 2025, in line with our progressive and sustainable dividend policy. During 2025, we completed a £350m share buyback programme to return capital to shareholders. On 21 January 2026, we launched a further £350m share buyback programme, in line with the priorities and discipline embodied in our capital allocation policy, which enables Pearson to create sustainable, long-term value for every stakeholder. You can read more about our capital allocation approach on page 153. As part of monitoring execution and performance, the Board regularly receives a dashboard that allows Directors to monitor progress on Pearson’s financial and strategic priorities, supported by agreed indicators and milestones identified as key measures of performance. During the year we introduced our strategic ‘power metrics’, a small number of metrics that track our progress against our strategic priorities, which replaced the previous set of strategic KPIs. You can read more about our financial KPIs and strategic ‘power metrics’ on pages 23-24 of this annual report. The Board is focused on ensuring Pearson is a successful and effective company for the benefit of all stakeholders.” Omid Kordestani Chair The Board’s oversight of performance and risk includes strategic risk deep dives presented by each business unit to the Board throughout the year. This is further underpinned by the excellent work of our Audit Committee, which you can read more about on pages 102-116. This includes a continued focus on data privacy and cyber security, the delivery of the external audit plan, as well as overseeing our financial controls and internal audit programmes. During 2025, the Audit Committee has overseen preparations for the new requirements relating to risk management and internal control matters in the UK Corporate Governance Code, which came into effect on 1 January 2026. You can read more about this work on page 110. Culture, employee and stakeholder engagement and sustainability During the year, the Board held engagement sessions with employees in London and the US – in Hoboken, New Jersey, and Boston, Massachusetts – to hear employee views. Read more about these sessions, and plans for Board engagement with the workforce in 2026, on page 87. You can read more information on how we promote and embed a culture of community in the workforce environment throughout Pearson on page 40. The Board is also supporting the Pearson Executive Management team to drive a culture of performance and accountability throughout the organisation. Talent development and succession planning are ongoing themes in the work of the Board and its Committees.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 71

The Board has continued to work with Pearson’s Chief Human Resources Officer to assess employee engagement levels and consider how Pearson’s desired culture has been embedded throughout the organisation. Our work in this area includes analysing the results of the annual company-wide engagement survey and conducting deep dives into succession planning and the senior talent pipeline. During the year, we introduced defined core essential behaviours, the Pearson Promise, a modern career architecture framework built on opening up clear career pathways, and a new performance cycle with updated evaluation criteria. You can read more on page 40.

Understanding the views and priorities of all our stakeholders is key to running a successful, sustainable company that meets the needs of learners, educators, governments and employers. You can read more about the Board’s engagement activities in the Stakeholder engagement section on page 17. The Board has engaged extensively with our larger shareholders, representing approximately 85% of Pearson’s equity, regarding the company’s proposed new Directors’ Remuneration Policy to be tabled to shareholders at the 2026 AGM. More information on remuneration and the Board’s engagement work, through the Remuneration Committee, is included in the Directors’ Remuneration Report starting on page 117.

As the world’s lifelong learning company, Pearson recognises its enormous potential to make a positive impact on people and the planet. A key pillar of our Learning for Impact framework, which you can learn more about on page 35, is our responsible use of AI, as well as sustainability matters. The Reputation & Responsibility Committee oversees Pearson’s responsible application of AI, oversight of government relations matters, as well as monitoring and inputting into Pearson’s sustainability strategy and initiatives on behalf of the Board, with more on this described in the Committee’s report starting on page 99.

Board composition, succession and evaluation

We have a fully engaged Board, with varied backgrounds, perspectives and skill sets, whose range of expertise includes technology, education and workforce learning, and leadership of global, complex organisations. You can read more about the Board’s skills and experience on page 72.

At the end of 2025, Lincoln Wallen stepped down after serving ten years on the Board. During his tenure, Lincoln has been a valuable member of the Audit and Reputation & Responsibility Committees, and a steady and knowledgeable voice on the Board, bringing a rare combination of commercial and strategic insight with deep expertise in technology and AI, from which Pearson has benefited enormously. On behalf of all Directors, I would like to extend our warmest gratitude to Lincoln for his commitment, his passion to Pearson’s mission and his long-serving contribution to the company.

We were delighted to welcome two new Board members during the year. Arden Hoffman joined the Board as Non-Executive Director in June 2025, bringing strong expertise and business perspectives on workforce and talent development in an era of innovation and AI. Costis Maglaras joined the Board as Non-Executive Director in November 2025. His expertise includes the impact of transformative technologies on businesses and he brings a focus on enhancing curriculum and learning in the rapidly changing global business landscape. Both Costis’ and Arden’s insights are already proving to be invaluable as Pearson continues to execute against its strategy.

The Board also oversaw a planned succession process for the role of Group Chief Financial Officer. I would like to thank Sally Johnson for her significant contribution to Pearson over many years, and to welcome Simon Robson, formerly Group Chief Financial Officer at Sky, who will join the company in March 2026 and assume the role of Group Chief Financial Officer and Executive Director on 8 May 2026. Simon brings deep financial and leadership experience and the Board is delighted to have appointed such a strong successor.

We will continue to monitor the Board’s composition to ensure we maintain the range of skills, experience and perspectives needed to support the company’s strategy and complement our succession planning. More detail about the Board’s search process and succession planning can be found in the Nomination & Governance Committee report on pages 94-98.

The annual Board performance review in 2025 was internally facilitated by way of a detailed, tailored questionnaire. The review demonstrated that our Board is highly engaged, with a good balance of relevant and recent experience, and an open and collaborative atmosphere, which encourages constructive challenge and collaborative decision-making.

Good progress has also been made on the recommendations from the 2024 review. You can read more about the 2025 performance review, and how the Board implemented recommendations from the previous performance review, on pages 91-93.

Conclusion

I hope this report explains clearly to you how Pearson is run and how we align governance and our Board agenda with our strategic direction. Shareholders are always welcome to put their questions or feedback to us, either via our website (plc.pearson.com) or at our AGM. Once again this year, shareholders will be able to join us and vote at our AGM either in person or virtually. Details will be included in the forthcoming AGM notice.

It only remains for me to thank our shareholders for their continued support and interest in this fantastic company. I look forward to maintaining our stakeholders’ confidence as we seek to capture Pearson’s enormous growth potential as a lifelong digital partner for learners everywhere.

Omid Kordestani

Chair

Compliance with the UK Corporate Governance Code

For 2025, we are reporting against the 2024 edition of the UK Corporate Governance Code (the Code) (with the exception of Provision 29, in respect of which – for 2025 – we continue to report in accordance with the 2018 edition of the Code, as required). The principles set out in the Code emphasise the value of good corporate governance to the long-term sustainable success of listed companies. The Pearson Board is responsible for ensuring that the Group has in place appropriate frameworks to comply with the Code’s requirements, or otherwise for explaining any instances of non-compliance. This Governance report and the Strategic report set out how Pearson has applied the principles of the Code throughout the year.

The Board believes that during 2025 the company was in full compliance with all applicable principles and provisions of the Code.

A copy of the Code can be found on the Financial Reporting Council’s (FRC) website, www.frc.org.uk.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 72

Board of Directors

All Board members have strong leadership experience at global businesses and institutions.

Our Board members’ biographies, together with the Board’s skills matrix on page 97, illustrate the contribution each Director makes to the Board by way of their individual experience.

Key to Committees

Current notable commitments reflect other listed company directorships and full-time or executive roles.

Chair

Age: 62

First appointed to the Board 1 March 2022 Chair since 29 April 2022

Skills and experience

Omid is an international businessman who serves on the board of the fintech company Klarna Group plc. He was Executive Chair of Twitter, Inc. between October 2015 and May 2020, and a Director until October 2022.

From August 2014 to August 2015, Omid served as Senior Vice President and Chief Business Officer at Google and previously as Senior Vice President of Global Sales and Business Development.

From 1995 to 1999, Omid was Vice President of Business Development at Netscape Communications Corporation, and prior to that held positions in business development, product management and marketing at The 3DOCompany, Go Corporation and Hewlett-Packard Company.

Drawing on over 30 years of experience in Silicon Valley, Omid pursues his passion for technology, science, medicine and education through active investments in technology start-ups and advising entrepreneurs.

Current notable commitments

Klarna Group plc (Non-Executive Director)

Chief Executive

Age: 59

Chief Executive since 8 January 2024

Skills and experience

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

Chief Financial Officer

Age: 52

Chief Financial Officer since 24 April 2020

Skills and experience

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

Current notable commitments

Rentokil Initial plc (Non-Executive Director)

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 73

Non-Executive Director

Age: 62

Non-Executive Director since 1 May 2019

Skills and experience

Sherry is an experienced non-executive director, having held numerous senior leadership positions in the financial services, technology and education sectors.

She is Non-Executive Director and Senior Independent Director of Raspberry Pi Holdings plc, the world’s largest single-board computer company, and she also chairs its Remuneration Committee. She is also Non-Executive Director of Standard Life plc, the UK’s largest long-term savings and retirement business, and chair of its Remuneration Committee.

Sherry is a Trustee of Founders4Schools and a co-chair of Cancer Research UK Global Campaign Leadership Committee. Her previous directorships include the London Stock Exchange Group plc, DCMS, Zoopla plc, RM plc, The Scaleup Institute, Cambridge University Press and Cambridge Assessment. She has also acted as an adviser to LinkedIn, the National Gallery, the Royal Society and NESTA.

Prior to her portfolio career, Sherry founded several technology companies and invested in 70 tech start-up companies and five venture capital firms.

Current notable commitments

Raspberry Pi Holdings plc (Non-Executive Director and Senior Independent Director) Standard Life plc (Non-Executive Director)

Non-Executive Director

Age: 56

Non-Executive Director since 1 June 2023

Skills and experience

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

Non-Executive Director

Age: 44

Non-Executive Director since 1 June 2023

Skills and experience

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

Current notable commitments

The New York Times (Chief Product Officer)

Non-Executive Director

Age: 54

Non-Executive Director since 1 June 2025

Skills and experience

Arden is the Chief People Officer and Senior Vice President at General Motors, a position she has held since 2023, overseeing Human Resources, Facilities, Security and Charitable Giving. These functions play a critical role in fostering a culture of innovation, ensuring the company attracts, retains and develops top talent in a rapidly evolving industry. She brings to the Board a strong background in human resources and talent development in the global automotive, technology and financial services sectors. Prior to General Motors, Arden served as Chief People Officer at Cruise and as Global Head of Human Resources at Dropbox, and has held senior positions in HR at Google and Goldman Sachs. She currently sits on the Advisory Board of Berkeley’s College of Letters and Sciences and the Transformation CHRO Leadership Program.

Current notable commitments

General Motors (Chief People Officer)

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 74

Board of Directors continued

Non-Executive Director

Age: 67

Non-Executive Director since 1 February 2022

Skills and experience

Esther brings significant experience to the Pearson Board through her prior executive management roles in developing customer strategies to drive growth, global marketing and branding, driving digital transformation and building high-performance teams.

She has a long track record of senior leadership roles, working for global consumer and enterprise-facing brands. Most recently, she served as Executive Vice President – Global Chief Marketing Officer at MetLife Inc. Previously, Esther served as Senior Vice President – Brand Marketing, Advertising and Sponsorships for AT&T, and she has served as CEO of North America and President of Global Brands for Euro RSCG Worldwide. Prior to that, she served for five years as Global Chief Creative Officer for The Coca-Cola Company.

Esther is a Board member at The Clorox Company, where she chairs the Nomination & Governance Committee, and is a Non-Executive Director of Experian plc.

Current notable commitments

The Clorox Company (Non-Executive Director) Experian plc (Non-Executive Director)

Non-Executive Director

Age: 56

Non-Executive Director since 1 November 2025

Skills and experience

Costis is Dean of Columbia Business School, where he is also the David and Lyn Silfen Professor of Business. As a trained technologist he has a focus on enhancing curriculum and learning to meet the demands of the rapidly changing global business landscape, and fostering a greater understanding of the role of technological breakthroughs in solving business challenges. His fields of expertise include machine learning and AI, social networks and quantitative finance. Costis has been with Columbia Business School since 1998. His industry experience over the past 15 years has been focused on different aspects of qualitative investing and trading at organisations including ADIA, Goldman Sachs, Bank of America and Mismi.

Current notable commitments

Columbia Business School (Dean)

Deputy Chair and Senior Independent Director

Age: 59

Non-Executive Director since 1 May 2019

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

Graeme is a Non-Executive Director of Sandoz Group AG and Chair of its Audit, Risk and Compliance Committee, and a Non-Executive Director of Verisure plc and Chair of its Audit and Risk Committee. He is also a Trustee of The Leverhulme Trust, a charitable trust funding academic research in the UK, a member of the Strathclyde University Centre for Sustainable Development and a chartered accountant.

Current notable commitments

Sandoz Group AG (Non-Executive Director) Verisure plc (Non-Executive Director)

Non-Executive Director

Age: 60

Non-Executive Director since 1 October 2021

Skills and experience

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

She is a Non-Executive Director of Schroders plc and currently serves as Senior Advisor to General Atlantic. Her previous non-executive experience includes serving as a Trustee of Yale University, Non-Executive Director at Clarivate Analytics (2017), and as a board member for Cambridge University Press and Cambridge Assessment (2019–2020). She has also previously acted as an adviser to Creative Commons and Bain Capital.

Current notable commitments

Schroders plc (Non-Executive Director)

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 75 Upcoming Board appointment Simon Robson Chief Financial Officer Designate Age: 52 To be appointed Chief Financial Officer with effect from 8 May 2026 Skills and Experience Simon brings extensive financial leadership from Sky, one of Europe’s largest media, technology and connectivity businesses. Having joined Sky in 1997, he has held a number of senior finance and strategy roles, including CFO of Sky Deutschland from 2015 to 2018, followed by Deputy Group CFO, before being appointed Group CFO in June 2020. A chartered certified accountant, Simon brings a strong track record of delivering high-impact financial strategy and operational excellence. Independence of Directors All of the Non-Executive Directors who served during 2025 were considered by the Board to be independent for the purposes of the UK Corporate Governance Code (the Code) and the listing standards of the New York Stock Exchange (NYSE). The Board reviews the independence of each of the Non-Executive Directors annually. This includes reviewing their external appointments and any potential conflicts of interest, as well as assessing their individual circumstances in order to ensure that there are no relationships or matters likely to affect their judgement. In addition to this review, each of the Non-Executive Directors is asked to provide confirmation on an annual basis of their independence as defined by the NYSE listing rules and the Code. Upon attainment of nine years’ service by any Non-Executive Director, the Board undertakes an assessment to satisfy itself as to the continuing independence of that Director. In accordance with the Code, Omid Kordestani was considered to be independent upon his appointment as Chair on 29 April 2022. The Directors can obtain independent professional advice, at the company’s expense, in the performance of their duties. All Directors have access to the advice and services of the Company Secretary, whose appointment and removal is a matter reserved for the full Board. This data reflects Directors in office as at 31 December 2025 (including Lincoln Wallen, who stepped down from the Board on 31 December 2025). To learn more about Board demographics, please see page 98. For diversity data in the format prescribed by UK Listing Rule 6.6.6R(10), please see page 53. Board composition Gender Nationality Male 5 American 4 Female 7 American / British (dual) 1 British 4 Canadian 1 American/Greek (dual) 1 Irish 1 Ethnicity1 Tenure White 8 Under 3 years 5 Mixed / multiple ethnic group 2 3-6 years 4 Asian / Asian British 1 Over 6 years 3 Other ethnic group 1 1. Ethnicity categories are based on the UK’s Office for National Statistics classification.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 76

Pearson Executive Management (PEM)

Chief Human Resources Officer

Age: 57

Joined Pearson 13 December 2021

Appointed to the PEM 13 December 2021

Skills and experience

Ali is a seasoned C-suite executive with over 25 years of experience building culture for transformative business performance across multiple industries.

Prior to joining Pearson, she was an executive officer and CHRO for Hologic, Inc., a global medical technology company. Prior to Hologic, she held various HR leadership roles with the speciality retail company ANN INC.

Chief Marketing Officer

Age: 58

Joined Pearson 29 July 2024

Appointed to the PEM 29 July 2024

Skills and experience

Ginny has over 30 years of experience leading large-scale, global marketing and communications strategies for some of the world’s biggest consumer and technology brands such as HP, IBM, Intuit and Xerox.

Before joining Pearson, Ginny served as Chief Marketing & Communications Officer for Accenture North America. Ginny earned a BA in modern languages & literature from the University of Bristol. Ginny is chair of strategic planning and board director for San Francisco Opera Guild, which provides award-winning K12 arts education programmes to more than 64,000 Bay Area children.

President – Enterprise Learning & Skills

Age: 53

Joined Pearson 15 April 2024

Appointed to the PEM 15 April 2024

Skills and experience

Vishaal has over 30 years of global experience in enterprise technology. He has a proven record of scaling digital businesses and building high-performance teams. He joined Pearson from Accenture, where he was Senior Managing Director and a part of the Global Leadership Council. Previously, he worked with Tech Mahindra, MindTree and HCLTech.

President – English Language Learning

Age: 55

Joined Pearson 10 January 2000

Appointed to the PEM 3 March 2025

Skills and experience

Sharon has 25 years’ experience in courseware, assessment and qualifications. She began her career teaching geography in UK secondary schools for eight years and is a resilient leader skilled in driving growth in regulated, media-sensitive environments. Sharon has worked extensively with governments, schools and partners to advance learning and assessment. An Oxford graduate (BA Geography, PGCE), she serves on the UK Publishing Association Council and previously chaired the Joint Council for Qualifications.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 77

Chief Strategy Officer

Age: 50

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

General Counsel

Age: 45

Joined Pearson 1 February 2014

Appointed to the PEM 21 May 2020

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

Chief Product Officer

Age: 53

Joined Pearson 1 May 2023

Appointed to the PEM 1 May 2023

Skills and experience

Tony has more than 25 years of experience in consumer-led product management in companies including Sema4, American Express and Starbucks. He brings extensive expertise in strategic product development and consumer marketing. He holds an MBA from Columbia Business School and a BS in Mechanical Engineering from Cornell University.

President – Higher Education and Virtual Learning

Age: 47

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

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 78 Pearson Executive Management (PEM) continued I  Internal  E  External Dave Treat  E Chief Technology Officer Age: 51 Joined Pearson 2 July 2024 Appointed to the PEM 2 July 2024 Skills and experience Dave has over 25 years of experience in technology, innovation and strategic business transformation. He joined Pearson from Accenture where he served as a Senior Managing Director. Dave helped to found and has served on several technology and industry boards including the Linux Hyperledger Foundation, Linux Open Wallet Foundation, Digital Dollar Project and the Global Business Blockchain Council. Dave earned a Master’s degree in Higher Education Administration from the University of Michigan and a degree in Psychology from the University of Pennsylvania. Naseem Tuffaha  E Chief Business Officer Age: 54 Joined Pearson 13 January 2025 Appointed to the PEM 13 January 2025 Skills and experience Naseem has over 30 years of experience in executive positions, sales, international and market development. Prior to joining Pearson, he was Chief Growth Officer of global advertising technology firm The Trade Desk. He has also served in a variety of go-to-market leadership roles during his long career at Microsoft, most recently as Head of Sales for the company’s Modern Work businesses. Naseem serves on the board of several non-profit organisations dedicated to providing medical relief to children in underserved areas and holds a degree in Economics from Harvard University. Art Valentine  I President Qualifications – Assessment & Age: 61 Joined Pearson 23 January 2006 Appointed to the PEM 1 February 2022 Skills and experience Art has more than 30 years of leadership experience in assessments, testing and technology. Prior to his 20 years at Pearson serving as a senior leader of Pearson Professional Assessments and as Managing Director of Pearson Clinical Assessment, Art worked at global technology organisations including Accenture, Perot Systems and Promissor, which was acquired by Pearson in 2006. Art earned his BS in Mathematical Science/Computer Science from the University of North Carolina Chapel Hill. PEM composition Gender Nationality Male 6 American 6 Female 5 British 3 German 1 Italian/Brazilian (dual) 1 Ethnicity1 External/internal appointment White 6 Internal 4 Asian/Asian British 2 External 7 Mixed / multiple ethnic groups 1 Other ethnic groups 2 Secretary, These figures as at reflect the date the of Pearson this annual Executive report Management . The Chief Executive team, excluding and Chief the Financial Company Officer diversity have data been in the excluded format prescribed and are counted by UKLR in 6 the .6. 6R(10), Board metrics please see on page page 75 53. .For 1. Ethnicity categories are based on the UK’s Office for National Statistics classification.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 79

Division of responsibilities

The Board

The Board has established four formal Committees. The Committees focus on their own areas of expertise, enabling the Board meetings to focus on strategy, performance, leadership and people, governance and risk, and stakeholder engagement, thereby making the best use of the Board's time together as a whole. In accordance with Provision 29 of the UK Corporate Governance Code 2024, with effect from 1 January 2026 the Board also monitors the effectiveness of the company's material controls. The Committee Chairs report to the full Board at each Board meeting following their sessions, ensuring a good communication flow while retaining the ability to escalate items to the full Board's agenda, if appropriate.

Nomination & Governance Committee

Reviews corporate governance matters, including Code compliance and Board performance; considers the appointment of new Directors and Board experience; and reviews Board induction and succession plans.

Reputation & Responsibility Committee

Works to assess and advance Pearson's reputation with stakeholders, including oversight and scrutiny across all reputational matters, for example areas of branding, thought leadership, our application of AI, government relations and safeguarding. Oversees our sustainability framework, including progress towards our sustainable business strategy commitments.

Audit Committee

Appraises our financial management and reporting and assesses the integrity of our accounting procedures and financial controls. The Committee also oversees risk, compliance and internal audit.

Remuneration Committee

Determines the remuneration and benefits of the Executive Directors and oversees remuneration arrangements for Pearson's senior management team, as well as monitoring remuneration policies for the wider workforce.

Chair

The Chair is primarily responsible for the leadership of the Board and ensuring its effectiveness. They ensure that the Board upholds and promotes the highest standards of corporate governance, setting the Board's agenda and encouraging open, constructive debate of all agenda items for effective decision-making. They regularly meet the Chief Executive to stay informed and provide advice. They also ensure that shareholders' views are communicated to the Board.

Chief Executive

The Chief Executive is responsible for the operational management of the business and for the development and implementation of the company's strategy, as agreed by the Board and management. They are responsible for developing operations, proposals and policies for approval by the Board, they promote Pearson's culture and standards, and they are one of the key representatives of the company to its external stakeholders.

Deputy Chair and Senior Independent Director

The Deputy Chair and Senior Independent Director supports the Chair on Board performance and governance matters. This role includes meeting regularly with the Chair and Chief Executive to discuss specific issues, as well as being available to shareholders generally, should they have concerns that have not been addressed through the normal channels. The Deputy Chair and Senior Independent Director also leads the evaluation of the Chair on behalf of the other Directors.

Company Secretary

The Company Secretary advises on governance matters and compliance with Board procedures. They are responsible, under the direction of the Chair, for ensuring the Board receives accurate, clear and high-quality information, and has adequate time and appropriate resources to function effectively and efficiently. They also support the Chair in delivering the corporate governance agenda, and organise Director induction, training programmes and the Board evaluation process.

Pearson Executive Management (PEM)

The Pearson Executive Management team consists of the Chief Executive and their senior direct reports. It is the executive management group for Pearson and is responsible for delivering Pearson's strategy under clearly defined accountabilities and in line with agreed governance and processes.

Standing Committee

A Standing Committee of the Board is established to approve certain operational and ordinary course of business items such as banking matters, guarantees and intra-Group transactions. It also makes routine approvals relating to employee share plans. Additional authority may be delegated on an *ad hoc* basis, e.g. to approve and conclude corporate transactions.

Authorities and duties

The authorities and duties of the Board and its Committees, as well as the roles and responsibilities of key individuals on the Board, are clearly set out in writing. These documents are reviewed and approved by the Board on an annual basis and are available on the company's website (**www.pearsonplc.com**).

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 80

Board activities

The role and business of the Board

The Board is deeply engaged in developing and measuring the company’s long-term strategy, performance, culture and values. We believe that Board members provide a valuable and varied set of external perspectives and that robust, open debate about significant business issues brings an additional discipline to major decisions.

The key responsibilities of the Board include:

•	Overall leadership of the company and setting the company’s values and standards, including monitoring culture and how it has been embedded, performance and engagement

•	Reviewing and determining the company’s strategy, in consultation with management, assessing performance against the strategy and overseeing management’s execution of it

•	Supervising major changes to the company’s corporate, capital, management and control structures

•	Approval of all transactions or financial commitments in excess of the authority limits delegated to the Chief Executive and other Pearson Executive Management

•	Oversight of the risk management approach and determining the company’s risk appetite (see page 55 for more information on risk management) and monitoring the effectiveness of the company’s material controls

•	Assessment of management performance, Board and executive succession planning and talent pipeline

•	Effective engagement with key stakeholders

Strategic planning and decision-making

The Board spends time assessing whether any proposed action aligns with the strategy and future direction of the business, while taking into consideration any potential impact on our stakeholders. In addition, the Board regularly holds strategy discussions, whether in relation to the specific strategies of Pearson’s five business units or the vision and execution of the wider company strategy as a whole, both of which enhance the Board’s decision-making in shaping the company’s strategic and financial plans.

The Board and Committees receive timely, regular and necessary financial, management and other information to discharge their duties. Comprehensive papers are circulated to Board and Committee members approximately one week in advance of each meeting.

The Board receives a regular performance dashboard and key milestones report, together with updates from the Chief Executive and Chief Financial Officer. In addition to meeting papers, a library of current and historical corporate information is made available to Directors to support the Board’s decision-making process. For items that require significant consideration and review in advance of a decision, the Board’s discussions can take place over a number of sessions.

The Directors recognise their duties towards the company’s shareholders and other stakeholders as set out in Section 172 of the Companies Act 2006, and a continued understanding of the key issues affecting stakeholders is an integral part of the Board’s decision-making process. You can read more on page 89 about how the Board engages with stakeholders and takes their views into account when making decisions.

Portfolio changes

The Board regularly reviews updates on portfolio and corporate finance activities throughout the year, including regular updates on live transactions (disposals, acquisitions and corporate joint venture activity), outputs of periodic portfolio reviews and reviews of potential pipeline opportunities. These updates can take the form of presenting key summaries of information in Board packs, or oral updates on key matters. These discussions are typically led by management, supported by the Corporate Development team and, where necessary, external advisers, with Board input collated and, where necessary, the Board providing its formal approval. Subsequently, once portfolio transactions have closed, the Board is also kept informed of the integration or transition progress, including post-acquisition reviews conducted to assess transaction success and any learnings to be taken for future projects. In 2025, such portfolio updates included the acquisition of eDynamic Learning, a post-acquisition review of PDRI, as well as a review of potential pipeline opportunities.

Board meetings

The Board held seven scheduled meetings in 2025, with discussions and debates focusing on the execution of the company’s markets, customer and people strategies, as well as other strategic drivers for the company. Major items covered by the Board in 2025 are shown in the table on page 82. In addition to its scheduled meetings, the Board convenes as necessary to consider matters of a time-sensitive nature. In 2025, an additional meeting was held to consider the acquisition of eDynamic Learning.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 81

Board attendance and contribution

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

Individuals’ attendance at Board and Committee meetings is considered as part of the formal review of their performance. There was a high level of attendance by the Directors at Board and Committee meetings in 2025, as shown in the table on page 82 and in the Committee reports that follow.

Reflecting on the level and quality of engagement by the Board in 2025, the Board is satisfied that each Director contributed to Board discussions and demonstrated sufficient commitment to be able to meet their responsibilities. In addition, the Nomination & Governance Committee confirmed in its annual assessment that each Director demonstrates the requisite level of commitment and contribution in accordance with Principle H and Provision 18 of the Code.

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

Additionally, in response to Provision 15 of the UK Corporate Governance Code and the FRC’s accompanying guidance, Pearson has developed internal guidance to be taken into account when considering changes to a Director’s commitments, or when appointing a new Director, as well as formalising the Board approval process for such matters.

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

The Board believes that the experience gained by Directors through their other commitments brings valuable perspectives to the Pearson Board. During the year, the Board approved the following new commitments:

•	On 1 March 2025, Graeme Pitkethly was appointed to the Board of Verisure as Non-Executive Director and Chair of its Audit Committee. When considering this new commitment, the Board assessed any potential conflicts of interest and the time commitment required, noting Verisure’s intention to list its shares for trading on a public stock exchange in the near future. Verisure plc subsequently listed on Nasdaq Stockholm on 8 October 2025.

•	On 1 May 2025, Sherry Coutu was appointed to the Board of Standard Life plc (previously named Phoenix Group Holdings plc) as Non-Executive Director and member of its Remuneration Committee. She was subsequently appointed as Chair of Standard Life’s Remuneration Committee with effect from 1 July 2025. When considering this new commitment, the Board assessed any potential conflicts of interest and the time commitment required.

When considering these new commitments, the Board also took into consideration the requirements under Provision 15 of the UK Corporate Governance Code and the FRC’s accompanying guidance. The Board agreed that these new commitments would not have a negative impact on the Directors’ roles at Pearson.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 82

Board activities continued

Board meeting focus 2025

Strategy	Performance	Leadership and people	Governance and risk	Shareholder engagement

•

Oversight of strategy execution, including deep dives on specific strategic initiatives

•

Approval of eDynamic Learning acquisition

•

Consideration and approval of the 2026 annual operating plan and updated long-range plan

•

Considered the adoption of a new ‘revenue view’ framework

•

M&A pipeline and post-acquisition reviews, including PDRI

•

Pearson’s brand update

•

Approving 2024 preliminary results and annual report and accounts

•

Approving 2025 performance expectations and guidance to the market

•

Approving the 2025 interim results and Q1 and Q3 trading statements

•

Monitoring 2025 operating plan performance

•

Regular dashboard and milestone reports and power metric reviews

•

Continuing review of forecasts

•

Final and interim dividend approvals and other capital allocation considerations, including share buyback

• Talent review, pipeline development and succession planning process • Culture and how it is embedded across the company • Employee engagement sessions with Board • Employee engagement survey reviews

•

Reports on Committees’ activities and considerations

•

Legal, regulatory and governance matters

•

Board and Committees’ performance review

•

Regular review and annual confirmation of Directors’ commitments and/or potential conflicts of interest

•

Annual assessment and re-approval of Committees’ terms of reference

•

Risk management report

•

Board learning and development through deepening operational understanding

•

Investor relations strategy and updates, share price performance and value creation considerations

•

Shareholder issues and voting

•

AGM and related shareholder interactions

•

Feedback from Board member meetings with shareholders

•

Major shareholders and share register analysis

Selected key actions and outcomes

•	The Board considered and approved various strategic partnership deals throughout the year, including HCLTech, TCS and Cognizant, and developed a framework for the Board’s continued oversight of the performance of the strategic partnerships, including service delivery and engagement. The Board requested that cyber risk presentations be embedded into the business unit strategic risk deep dives going forward, in addition to strong existing oversight from the Audit Committee, and that accountability maps and critical capability charts be developed across the strategic growth initiatives for the Board’s ongoing insight

•	The Board conducted a follow-up review of PDRI following the completion of its acquisition in 2023, and reflected on learnings to incorporate into future M&A activity and ongoing scrutiny by the Board during the post-close period to monitor progress

•	As part of the Board’s consideration of capital allocation, it approved the launch of a £350m share buyback programme during the year. You can read more about this share buyback programme on page 153
•	The Board held an additional meeting to consider and approve the acquisition of eDynamic Learning, and thoroughly considered the strategic rationale and value, market demand, impact of AI, synergies and integration plans to ensure these were robust, clear and achievable. You can read more about the Board’s deliberation on this matter and how it considered the impact to the company’s stakeholders on page 89

•	After each employee engagement session, the Board spent time discussing and sharing employee feedback, particularly around driving organisational simplicity and change management, which was then reflected in the Board’s wider discussions and agenda items

•	The Board reviewed and adopted new ‘revenue view’ definitions, standardising classifications for the shape of the company across customer segmentation, business model and innovation, which help to accelerate the end-to-end commercial cycles across the company, improve transparency and organisational accountability, and track progress against our transformational goals and outcomes. These ‘revenue view’ definitions were then considered across the long-range plan that the Board approved

Scheduled meetings attended

Chair

Omid Kordestani	7/7

Executive Directors

Omar Abbosh	7/7

Sally Johnson	7/7

Non-Executive Directors

Sherry Coutu CBE	7/7

Alison Dolan	7/7

Alex Hardiman	7/7

Arden Hoffman[1]	4/4

Esther Lee	7/7

Costis Maglaras[2]	1/1

Graeme Pitkethly	7/7

Annette Thomas	7/7

Lincoln Wallen	7/7

1.	Arden Hoffman was appointed to the Board on 1 June 2025.
2.	Costis Maglaras was appointed to the Board on 1 November 2025.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 83

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

The rapid advances in AI will continue to be an important driver of growth in education and the workforce over the coming years. The rapid development of increasingly powerful AI models will significantly change the world of work and skills requirements. Employers will need to find new pools of talent and continuously develop and verify the skills of their workforces to keep pace with and benefit from technology and AI advancements. Learners and educators place enormous trust in us, so we have a responsibility to be thoughtful and considered in how we use this technology, while continuing to move at pace to enhance our products with the customer in mind. AI plays an important role across Pearson’s product portfolio, more information on which can be found in the Strategic report. With AI skills becoming increasingly important in the job market and helping humans be more productive, the need for AI learning is growing and we are always exploring opportunities to continue to leverage innovative AI technology to drive further efficiencies and cost savings.

During the past year, the Board, the Audit Committee and the Reputation & Responsibility Committee have kept up to date with AI developments both within Pearson, being led by the Pearson Executive Management team, and across the wider landscape, considering both opportunities and implications of the technology for Pearson. Specific activities undertaken by the Board and Committees during the year have included:

•	The Board received updates on the implementation of various AI-related strategic initiatives, including the deployment of a shared set of AI tools to enhance content generation, driving efficiency and innovation, and the establishment of a data and AI Centre of Excellence to maximise efficiency and improve end-to-end customer service experience through AI-based solutions

•	The Board received an update on the significant progress made in our modernisation activities with AWS, including the infusion of AI and modern architectures into our existing product estate with English Language Learning, Enterprise Learning & Skills, Virtual Learning and Higher Education, and the company’s work with the AWS modernisation factory to experiment with various agentic AI capabilities
•	June’s Board meeting was dedicated to discussing progress with implementing the company’s strategy and included consideration of how Pearson will manage the pace of AI, disruptors in the market, and the rate of change required in order to become a leader in AI-first learning experiences

•	The Board was updated on the company’s new strategic partnerships and how these would help bring AI innovation into our products and applications

•	The Board considered a new product operating model which has helped to embed AI strategically into the product roadmap and critically allows us to recruit the right product and engineering talent into the organisation

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 84

How the Board is kept informed continued

•	In addition, as part of the business unit strategic risk deep dives, the Board discussed:

•	In Assessment & Qualifications, an overview of risks associated with AI and the competitive marketplace, as well as perspectives on the use of AI in that business, including the responsible use of AI to power test content creation

•	In Higher Education, an overview of how Pearson’s generative AI capabilities, backed by learning science, were driving content production efficiencies and personalisation of learning experiences

•	In Virtual Learning, an overview of the work to leverage AI for courseware development, study tools and assessment to improve the user experience, as well as programming to enhance our college and career readiness offering

•	In English Language Learning, an assessment of the potential impacts of AI on language learning and the pace of integrating AI into product offerings, including as regards content generation, personalisation and assessment

•	In Enterprise Learning & Skills, an overview of the work to mitigate risks relating to the strategic partnerships, as well as our operations as an awarding organisation

•	The Audit Committee considered the risks associated with generative AI and reviewed its status as part of the Group risk review

•	The Reputation & Responsibility Committee considered the AI landscape from a regulatory, policy and media perspective, including:

•	An update on the current Responsible AI initiatives at Pearson

•	An update on the significant regulatory and policy focus on this topic, including the EU AI Act, which passed in April 2024, cementing the first comprehensive regulatory scheme for the development and use of AI in the world, and the US state action on passing AI-related laws

•	Noting the advocacy work conducted by the company in this field

You can read more about how we manage AI from a risk perspective on page 59.

Talent and culture

Ensuring that we have both a talented, engaged workforce that is focused on delivering our strategy and an organisational culture that enables and encourages that delivery is critical to Pearson’s success. During the past year, the Board and the Pearson Executive Management team have continued to lead our focus on embedding a culture and environment that is high-performing, and in which our people can leverage their strengths. Pearson’s purpose (set out on page 2) is key to developing our culture to support our strategic vision, particularly in driving a culture of performance.

The Board has a particular focus on embedding our desired culture, with the current and future leaders of Pearson being essential to the successful realisation of our purpose and culture of performance. Our strategic priorities are underpinned by our commitment to provide a vibrant work environment, unparalleled career opportunities, open communication and tailored feedback, exceptional leadership and a clear definition of success for our employees.

One of our key objectives for 2025 was to energise our people on the evolution of Pearson through strong execution of our people-related changes. During 2025, we have embedded key, impactful initiatives at pace, to develop our teams and build a high-performance culture.

During the year, the Board received updates on the progress of these initiatives, aimed at aligning our talent strategy with our strategic objectives. These updates covered the roll-out of defined core essential behaviours and the Pearson Promise, which have been embedded further into the core DNA of Pearson during 2025. The Board was updated on the launch of a modern career architecture framework, based on opening up clear career pathways, simplified role criteria and globally consistent promotion processes, and a new performance cycle with updated evaluation criteria to continue to embed our high-performance culture. Following on from the launch of the ‘Leadership Uplift’ programme in 2024, we implemented 360° feedback for senior leaders and introduced talent talks, where the Chief Executive and Chief Human Resources Officer review the shape of the organisation, its culture, top talent and succession pipeline with each member of the Pearson Executive Management team. The Board has been attentive to our talent pipeline for leadership.

During Board and Committee meetings, the Non-Executive Directors regularly seek to understand how our people are experiencing and responding to key initiatives, particularly in times of significant change, and ensure that employee perspectives are considered as we navigate evolving priorities.

The Board also reviewed the Pearson Executive Management team’s leadership profiles, which provide a deeper understanding of the Pearson Executive Management team’s strengths and potential, in order to ensure that we place the right talent in critical roles and build a leadership pipeline capable of driving sustainable growth, fostering innovation and delivering on our strategic priorities.

The Board monitors culture and organisational health, together with its Committees, and receives updates on how this is being embedded within the business. The Board monitors other Group-wide initiatives that underpin our culture, including employee engagement, the Code of Ethics programme, compliance, health and safety and talent attraction and retention (see table on page 85 for further information).

During the year, the Board also conducted a review of the results of Pearson’s employee engagement survey, to discuss the key themes and indicators.

The Chief Human Resources Officer is a standing attendee at the Remuneration and Nomination & Governance Committees. Their attendance and contributions, together with the Board’s own direct engagement with the workforce, ensure that our Directors are attuned to our culture and employee-related considerations through multiple lenses, including in strategic decision-making, and in conducting their business more broadly. Read more on page 89.

The Board is satisfied that the company’s desired culture is sufficiently embedded throughout the organisation and is aligned with our purpose, values and strategy to promote the long-term success of the company for the benefit of our stakeholders.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 85

Cultural indicator	How it is overseen	Board-level responsibility

Employee engagement	The Board ensures engagement through multiple channels, including the employee engagement survey, town hall sessions and in-person engagement events, such as listening sessions with employees in Boston, Massachusetts, London and Hoboken, New Jersey. Read more on page 87.	Board

Code of Ethics and training	The Audit Committee is briefed on our annual Code of Ethics programme, including development of the Code, completion rates, training and certification methods. Certification of the Code is mandatory and we achieved a 100% employee completion rate for 2025. We also have mandatory training for all employees on cyber security and data privacy, with targeted training on other key topics for employees in certain roles, business units or geographies.	Audit

Compliance, including whistleblowing and investigations	The Associate General Counsel – Employment, Ethics & Compliance reports to the Audit Committee at every meeting on new and ongoing investigations, including matters raised through our SpeakUp process. The Audit Committee considers the programme’s effectiveness annually, including periodic peer benchmarking. The Audit Committee Chair ensures the Board has visibility on matters of note. The Board is free to request further information to support its oversight.	Audit

Internal audit	Insights into matters driven by or impacting our culture and cultural behaviours are provided to the Audit Committee where necessary by Internal Audit as part of the findings and recommendations in its reports.	Audit

Health and safety (H&S)	The Reputation & Responsibility Committee receives an annual H&S report, so Directors can monitor the key strands of our H&S framework, including oversight of how Pearson is enabled through awareness, competency, resources and guidance to allow for agile and effective management of H&S risk, while also receiving comfort that we have controls for compliance and assurance purposes.	Reputation & Responsibility

Remuneration practices and rewarding the workforce	The Remuneration Committee monitors the wider Employee Reward framework, including incentive target setting for Group plans, fair pay analysis, Chief Executive pay ratios and alignment of Directors’ pension contributions to the workforce. This suite of activity provides insights into the roles that remuneration and setting performance goals play in promoting the right behaviours, particularly in driving a culture of performance, and how incentives and rewards align with culture.	Remuneration

Talent attraction and retention	The Chief Human Resources Officer regularly updates the Remuneration Committee on talent considerations, including trends on recruitment, retention and staff turnover. Talent attraction and retention plays into our ability to execute our strategy, so it is considered in strategic discussions by the Board and Pearson Executive Management team. Recognising the importance of our people, Talent is a sub-category of our Capability principal risk. Read more about our risk management approach starting on page 55.	Remuneration

Sustainability

Pearson has a strong governance structure through which the Board and its Committees monitor and oversee the company’s Learning for Impact framework, which you can read more about on page 32. The Committees work together to support the Board in overseeing sustainability at Pearson:

•	The Reputation & Responsibility Committee leads the Board’s oversight of sustainability matters and oversees the sustainability strategy, including targets and public commitments, monitoring progress towards targets linked to the products, people and planet pillars, as well as the sustainability regulatory landscape and the company’s external reporting
•	The Remuneration Committee considers performance against sustainability metrics to support remuneration decisions with certain in-flight remuneration frameworks, where appropriate

•	The Nomination & Governance Committee ensures the requisite strength of sustainability expertise on the Board and oversees the corporate governance elements of sustainability

You can read more on the sustainability matters covered during 2025 throughout this Governance report, in particular in the Reputation & Responsibility Committee’s report on pages 99-101.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 86

Understanding our stakeholders

A strong understanding of all our stakeholders and their perspectives is integral to our strategic planning and operational delivery. Our Board strategy sessions are informed by the views and needs of our eight stakeholder groups: shareholders, educational institutions and educators, employers, business partners, learners, governments and regulators, communities and civil society, and employees.

Engagement in 2025

Throughout the year, the Board ensured that it was kept informed of stakeholder views, concerns and commentary through a variety of engagement methods. These included in-person and virtual meetings, reports and presentations at Board or Committee meetings, feedback from members of the Pearson Executive Management team and other employee groups, and interactions with different functions, teams and advisers, both inside and outside Pearson.

A key factor in any decision-making is listening to and considering the interests of stakeholders. We have set out below examples of the key employee and shareholder engagement activities undertaken by the Board and by individual Directors over 2025.

Shareholders

Shareholders are a key consideration in the Board’s decision-making. We have continued our focus on driving shareholder engagement through in-person and virtual meetings and events.

The Board is committed to fostering shareholder engagement and recognises that AGMs represent an opportunity for shareholders to interact with the Board and share their views, concerns and feedback. We will again be holding a hybrid AGM in 2026 and look forward to welcoming our shareholders either in person or virtually. Further details will be shared in our notice of the 2026 AGM.

The Board ensured a continued shareholder dialogue throughout the year. During the year, Sherry Coutu, Chair of the Remuneration Committee, and Omid Kordestani, Board Chair, consulted with our largest shareholders ahead of the renewal of the Directors’ Remuneration Policy at the 2026 AGM, in addition to a wider engagement exercise undertaken on such matters in early 2026. More information on this process can be found in the Directors’ Remuneration Report starting on page 117.

The Board also receives updates and analysis on shareholder sentiment from Pearson’s corporate brokers, as part of a regular investor relations update and when considering certain corporate matters.

As required by the UK Corporate Governance Code, the Board ensures Pearson engages effectively with, and encourages participation from, its key stakeholders. The Board maintains its oversight through a variety of direct and indirect mechanisms, and the Reputation & Responsibility Committee monitors our reputation across the range of our stakeholders.

The Board recognises that stakeholder views are integral to decision-making and setting the company’s strategy. More information on Pearson’s key stakeholders, including the outcomes of our engagement throughout 2025, is in the Strategic report on pages 17-21. Further information on how the Directors discharge their duties under Section 172 of the Companies Act 2006 is on page 22.

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 87 Shareholder engagement at a glance Over 2025, our Chief Executive, Chief Financial Officer and Business Unit Presidents, as well as our Investor Relations team, participated in meetings with both current and prospective investors and sell-side analysts. We held engagements across investor conferences, roadshows, salesforce teach-ins and investor events across the world. We also met with the UK Shareholders’ Association, a retail shareholder representative body. We held our fourth hybrid AGM in 2025 with shareholders able to attend either in person or virtually to vote and ask questions of the Board. During the year our Board Chair and Remuneration Committee Chair engaged with shareholders and shareholder representative bodies to consult on our updated Directors’ Remuneration Policy ahead of the 2026 AGM. 218 with meetings c.200 institutions On remuneration, engaged with top c.100 c.85% of share register shareholders Employees The Board recognises that our employees are one of our most important assets and are integral to our business and is committed to continuing to ensure they inform the Board’s decision-making. Examples of how the Board engaged with employees in 2025 to ensure that they are listened to, supported and rewarded, are shown on this page. Board and employee engagement The central role of the Board is to support and oversee Pearson’s long-term strategy. As part of that, it is vital that the Board engages with employees, to strengthen the employee voice in the boardroom and enable the Board to hear firsthand the employees’ perspectives on Pearson’s strategy, performance and culture. During the year, the Board’s approach to employee engagement included in-person, structured sessions, which complemented existing executive employee engagement and provided opportunities for direct engagement by Non-Executive Directors. The Board held in-person sessions with employees in London and in the US in Hoboken, New Jersey and Boston, Massachusetts, facilitating meaningful interactions between Board members and various groups of employees to hear their thoughts, feedback and questions. Board members engaged on a variety of topics, including the importance of company culture, Pearson’s opportunities and challenges, and the execution of our strategic priorities to continually improve our offering to customers. These events were received very positively by employees, and the Board spent time after each session discussing what they had heard from employees. Looking ahead, the Board intends to hold similar in-person and structured sessions in 2026 to ensure we continue to be authentic and representative of our entire employee base. The Board is also invited to join a number of Pearson Executive Management sponsored events with each business unit in 2026, including Higher Education’s Digital Learning Summit and EdTech Symposium and English Language Learning’s Annual Franchisee meeting. Town halls Throughout 2025, the Chief Executive, Chief Financial Officer and the Pearson Executive Management team held in-person and virtual town hall meetings at significant points in the year. Pearson employees were invited to attend and given the opportunity to ask questions. Surveys During 2025, we conducted our annual Pearson employee engagement survey. We heard from c.13,800 employees, with an overall response rate of 87% compared with 88% in 2024. The Board received a detailed update on the survey results, including additional insights on opportunities to increase engagement. Further information on the outcomes of the Pearson employee engagement survey is on page 41. We were able to have an open and honest conversation with the Board and discuss our excitement over the pace of change required to accelerate growth. The Board were very engaged in how we do this together, which made it an incredibly stimulating discussion.” Kim England Lead, Internal Communications (Attended the London engagement event)

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 88 Understanding our stakeholders continued The Board members were very interested in our employees’ experiences and how we are navigating this incredibly unique time at the intersection of AI and learning. I appreciated their deep interest in how we are executing Pearson’s strategy at the ground level.” Vicky Guo Head of Ventures (Attended the Boston engagement event) The Board engagement session offered invaluable insight into the priorities and perspectives of those steering the company at the highest level. It was energising to see how closely aligned the Board is with the issues that matter most to us as employees – especially around our people and culture journey.” James Caddy Executive Partner, Finance (Attended the London engagement event) This event was an inspiring opportunity to engage with the Board and hear their perspectives on our business’s ambitions to better serve learners. Offering a direct forum like this with employees reflects Pearson’s commitment to honest dialogue across the organisation to understand key priorities and how we best achieve them.” Brendan Reilly Manager, Corporate Development (Attended the Hoboken engagement event)

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 89

Our Board’s decision-making in action

This case study should be read in conjunction with the Directors’ duties statement on page 22.

During the year, the Board approved the acquisition of eDynamic Learning, a leading Career and Technical Education curriculum solutions provider. eDynamic Learning’s comprehensive catalogue of digital courses enables students to follow structured learning pathway programmes that prepare them for their future careers. This acquisition aligns to Pearson’s strategy, enabling the company to scale its position in the fast-growing Early Careers space and quickly broaden its capabilities in career-readiness solutions.

When considering this acquisition, the Board received detailed reports from management setting out the strategic rationale, anticipated synergy opportunities, due diligence findings, valuation, stakeholder considerations and risks. The Board paid particular attention to assessing the strategic rationale and valuation, the potential impact of AI on eDynamic and the associated plans to integrate the business into Pearson, to ensure these were robust, clear and achievable. In addition, the Board considered how the acquisition could accelerate the company’s strategy and create value for Pearson’s stakeholders.

This case study on the Board’s consideration of the eDynamic Learning acquisition illustrates how the Directors considered the various aspects of their statutory duties when considering and approving the acquisition, and the implications for stakeholders.

Shareholders

In considering the acquisition, the Board paid particular attention to, among other factors, commercial and sales synergies, the potential financial returns on investment, risks and value creation opportunities, the structure of the transaction, and whether the commercial terms of the acquisition were in the interests of Pearson’s shareholders as a whole. The Directors agreed that eDynamic Learning had an attractive financial profile with strong margins and cash flow conversion, and a track record of delivering growth. In the Board’s view, eDynamic Learning’s established product portfolio, proprietary content and customer base offers broader strategic benefits for Pearson, and enables Pearson an accelerated timeline to broaden and strengthen its capabilities in career-readiness solutions, during a time of rapid sector growth.

Learners

In considering the acquisition, the Board was focused on ensuring that the learner was front of mind and that the acquisition was aligned with our strategic objectives, our purpose and our commitment to creating vibrant and enriching learning experiences designed for real-life impact. eDynamic Learning’s content development engine strengthens key capabilities in our offerings and provides learners with a more complete suite of solutions that spans the learning continuum: career exploration, learning and certification – helping to bridge the gap between education and employment.

In the Board’s view, this acquisition provides Pearson and learners with immediate access to high-quality, in-demand content, broadens our capabilities to serve learners, and allows us to quickly deliver comprehensive career-readiness solutions and advance learning in this important area. It positions Pearson as a leader in career-readiness education, providing further value for learners in a high-demand area.

Communities and civil society

eDynamic Learning presents a significant opportunity to reach more learners as they make the transition from education to work, and to improve career-aligned education in K-12 and higher education in the US. Integrating eDynamic Learning’s content into Pearson’s broader portfolio enhances Pearson’s offering and provides opportunities to reach new customers and expand further into professional development and workforce training. The Board agreed that this acquisition could significantly benefit learners both in education and in the workforce and help bridge the gap between exiting full-time education and entering employment.

Employees

The Board considered the integration of people and talent as part of the acquisition, noting it was important to ensure the retention of the skill set of eDynamic Learning’s employees and preserve their entrepreneurial spirit. The Board noted the intention to co-create and co-own the integration plan with the eDynamic Learning team, which would ensure that any strain of integration on the eDynamic team was minimised while also ensuring that they were appropriately incentivised for growth.

Employers

At a moment when technology is developing faster than human skills, employers tell us they have an urgent need for career-ready workers. The Board noted that eDynamic Learning’s solutions would be a strong addition to Pearson’s offerings in the Early Careers space and help us better support employers by equipping more learners with the skills they need to enter the workforce.

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 90 Directors’ induction Costis Maglaras Arden Hoffman On joining the Board, each Director completes a bespoke induction programme that is guided by the Chair or Deputy Chair and Senior Independent Director, supported by the Company Secretary, and overseen by the Nomination & Governance Committee. Every programme builds on the particular skill set, attributes and background of the joining Director, their interests in Board or Committee roles, and the company’s recommendations. In addition to background information on the company, every induction covers a range of topics, including Board procedures, recent operational performance and strategic direction of the company, purpose and values, key areas of the business, as well as directors’ duties and responsibilities. The Directors also receive a comprehensive introduction to the activities of each of the Board’s Committees, including their objectives and priorities, and cover various governance-related issues and their legal obligations, including procedures for dealing in Pearson shares. A newly appointed Director will have met some, if not all, fellow Board members as part of the original search and appointment process, but additional meetings may nevertheless occur with the same Board members as part of a rich and thorough induction. Arden Hoffman joined the Board as Non-Executive Director on 1 June 2025 and Costis Maglaras joined the Board as Non-Executive Director on 1 November 2025. As part of their onboarding arrangements, they each received comprehensive and engaging induction programmes that included a series of meetings with key colleagues and advisers. In addition to sessions with the Chair, Chief Executive and Chief Financial Officer, they met with each member of the Pearson Executive Management team, key representatives of our corporate functions and our brokers. The induction programmes also included one-to-one meetings with each of their fellow Non-Executive Directors and a comprehensive introduction to the activities of each of the Board’s Committees, including their objectives and priorities. They also held meetings with the company’s legal advisers to discuss directors’ duties, corporate governance and external reporting, among other topics. The inductions also afforded the new Board members the opportunity to engage in deeper dives in areas of particular interest. In the lead-up to his appointment, Costis also attended certain strategy-focused sessions with the Board. Typical Board induction programme Induction programme participants Meeting purpose Chair, Deputy Chair and Senior Introductory meetings to cover the company’s governance structure, the Board’s priority Independent Director areas and ways of working, meeting cadence and ongoing matters considered by the Board. Chairs and members of the Board’s Overview of the responsibilities and composition of the Board’s Committees, their Committees governance, regular attendees and advisers. Executive Directors; Overview of the strategic priorities of the company and each business unit, key performance Business Unit Presidents indicators, financial performance and projections, and competitive landscape. Heads of corporate functions Introductions with leadership team members, covering an overview of their business area(s), subject matter expertise, organisational structure, company culture and values. Company Secretary; Induction planning, governance framework, Board and Committee matters, duties and legal advisers responsibilities of a company director, the company’s policies and procedures, and other legal and regulatory considerations.

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 91 Board performance review The methodologies Board employs for performance a variety of reviews effective to results ensure . the most Following an externally facilitated review in 2023, conducted by Manchester Square Partners, and an internally facilitated review in 2024, led by the Deputy Chair and Senior Independent Director, the 2025 review was again internally facilitated. Typical performance review methodologies Methodology Last undertaken Questionnaire, tailored to specific 2025 needs of the business Internally facilitated interviews, led by 2024 the Chair, Deputy Chair and Senior Independent Director, and/or Company Secretary as appropriate In-depth evaluation, 2023 externally facilitated Approach and methodology The 2025 performance review was carried out by way of a tailored questionnaire which focused on matters that are relevant to Pearson in particular, as well as those items laid down in the Code and associated guidance, including: Articulation and implementation of purpose and strategy The effectiveness of the organisation and dynamics of the Board, including composition, leadership, agendas, meeting cadence, quality of information provided, governance and decision-making Relationships between the Board and senior leaders, and between members of the Board itself, including the remits of and interaction among the respective Committees and with the Board Succession planning and talent pipeline for Executive Directors and other senior leaders Understanding of risks facing the company, including likelihood and mitigation Understanding of stakeholder views, products and markets The Board’s monitoring of organisational culture, behaviours and employee sentiment The full Board reviewed the findings from the performance review at its meeting in February 2026. In reporting back to the Board, it was noted that the feedback was positive, with unanimous agreement that the Board operates effectively. The Board will develop an action plan to address areas of focus, and the Nomination & Governance Committee will monitor progress during the year. Board performance review process The format of the review was agreed by the Nomination & Governance Committee The scope of the review was finalised by the Chair with support from the Company Secretary The Directors completed a tailored questionnaire on a confidential and unattributable basis The output of the performance review was captured in a report to the Board in February 2026, with the Board then discussing the points raised by the review Progress on the findings of the performance review will be monitored by the Nomination & Governance Committee throughout 2026

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 92

Board performance review continued

Key findings

•	Directors are highly engaged, with a good balance of relevant and recent experience. The Board further acknowledged the open and collaborative atmosphere at Board meetings, which encourages constructive challenge and collaborative decision-making

•	The Board acknowledged its confidence in the Chief Executive’s execution capability and the quality of his relationship with the Board. Directors noted the positive alignment between the Board and management and the effective mechanisms in place for engagement between employees and the Board

•	The Board noted the success of the Chief Executive transition in 2023/24, supporting the development and roll-out of the company’s strategy, together with the Board’s continued oversight and constructive challenge on strategic implementation and material decisions

•	Directors noted the effective leadership of the Board’s Committees which also fostered strong discussions and outcomes at the Board There was unanimous agreement that the Chair leads the Board in an effective manner, fulfilling Principle F of the Code.

The Directors agreed that Mr Kordestani has a distinctive and thoughtful style, promotes open discussion that leverages the Board’s collective expertise and ensures the Board is focused on the most critical and value-creating topics. The Directors further noted their appreciation of the relationship between Mr Kordestani and the Chief Executive. This, in turn, supports the Non-Executive Directors in fulfilling the requirements of Principle H of the Code in providing constructive challenge and strategic guidance, offering specialist advice and holding management to account.

The main areas identified by the Board for particular focus during 2026 were:

•	Continued attention to succession planning and talent pipeline at Pearson Executive Management level

•	Ongoing focus on strategic execution, capital allocation and strategic partnerships

•	Additional attention to deeper market analysis, including competitive positioning and market trends

•	Continued focus on AI developments across the entire business and oversight of product development progress

•	Ongoing oversight of risk management practices and risk control, with particular focus on cyber risks, business continuity planning and crisis management

•	Continued attention to Board composition and succession planning

In addition to the annual performance review exercise, the Chair meets regularly with the Non-Executive Directors and these sessions include reciprocal feedback on the functioning of the Board.

Individual performance reviews

In addition to the performance review of the Board as a whole, Executive Directors are evaluated each year on their overall performance against goals agreed by the Board, and in respect of strategic measures under the company’s annual incentive plan. These goals are linked to the key financial and strategic objectives of the company. Progress against each of these metrics is reviewed by the Board on a regular basis, as part of a dashboard of financial and strategic performance measures.

The Chair engages with individual Non-Executive Directors on their performance and contributions, and encourages open channels of communication with Directors on an ongoing basis. In the Board’s opinion, these ongoing lines of communication, combined with a Group-wide culture which allows and encourages feedback at any time, provide the most effective means for review of performance. In assessing the contribution of each Non-Executive Director, the Chair, with the support of the Nomination & Governance Committee, has confirmed that each continues to make a strong contribution to the business and deliberations of the Board. The Non-Executive Directors also conduct an annual review of the Chair’s performance, with the Deputy Chair and Senior Independent Director leading this review and providing feedback to the Chair, and an annual review of the Deputy Chair and Senior Independent Director’s performance, which is led by the Chair.

Committee performance reviews

All Committees undertake a review of their performance and effectiveness on an annual basis. For 2025, Committee members and other key contributors to the Committees were invited to provide their views by way of questionnaires tailored to the specific remit of each Committee.

The findings from this process were considered by each Committee at their December 2025 meetings. The Committees were considered by their members to be working well. Read more in the Committee reports on the pages that follow.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 93

Progress on findings of previous performance review

A number of actions were taken during the year in response to findings from the 2024 performance review, as set out below. The Board has confirmed that these items were addressed to its satisfaction, with recommendations having been put into practice or a clear action plan identified for each to be taken forward in 2026.

Finding or focus area	Response or action taken

Continued focus on open and honest reflections and candid conversations at Board level, to ensure that the Board is consistently providing constructive challenge, airing the right issues at the right time.

Management and the Board maintained an open and transparent dialogue throughout the year, both during and outside Board meetings, with management regularly inviting challenge and advice. The 2025 performance review confirmed that this open dialogue has been maintained and that the Board’s decision-making process is strong and collaborative.

Ongoing focus on applying customer, product and competitor lenses to Board discussions, and ensuring that key themes of technology and AI are consistently discussed.

At the Board meeting in June 2025, which focused on the company’s strategy, the Board received a number of insights from customers and stakeholders, reflecting extensive interview research, as well as a review of Pearson’s competitive landscape and business context. This included, and other Board discussions regularly include, insights on the impact of technology on Pearson and the industry and how the company is responding. In support of this ongoing focus, Board members will be given further opportunities to participate in management-led sessions on these subjects going forward.

The strategic risk deep dives presented by the business units to the Board throughout the year included the impact of technology and AI in particular, as well as cyber security risks.

Continued development of M&A radar scanning for the Board to ensure a clear, long-term view of inorganic growth opportunities.

Building on the strategic review process in 2024, as part of the Board meeting focused on strategy in June 2025 management presented to the Board on inorganic priorities and mapping to growth plans, together with a pipeline of potential targets, in support of the company’s inorganic strategic rationale. Management and the Board will continue to give this due focus in 2026.

Continued attention to succession planning and talent pipeline at Pearson Executive Management level.

Management emphasised their focus on succession planning and talent pipeline during 2025, reporting to the Board on the implementation of talent talks, where the Chief Executive and Chief Human Resources Officer reviewed the shape of the organisation, its culture, top talent and the succession pipeline with each member of the Pearson Executive Management team. The Board was provided with an in–depth update on this work at the December 2025 Board meeting.

When considering future Non-Executive Director appointments, the Board should be mindful of succession planning for the Remuneration and Audit Committees, in preparation for the anticipated end of Sherry Coutu and Graeme Pitkethly’s Board service in 2028.

The Board ensured that appropriate staffing of the Remuneration and Audit Committees formed part of the Non-Executive Director succession planning pursued in 2025, through the appointment of Arden Hoffman in June 2025, who has skills and experience that are strongly complementary to the Remuneration and Reputation & Responsibility Committees, and the appointment of Costis Maglaras on 1 November 2025, who has succeeded Lincoln Wallen on the Audit and Reputation & Responsibility Committees.

The Nomination & Governance Committee will continue to give due consideration to succession planning for upcoming Board retirements.

Monitor the refresh of the company’s strategic goals and KPIs as a result of the strategic review process and how these are embedded and reported by the company.

In January 2025, the Board was provided with an update on the proposed evolution of the company’s strategic KPIs, with the proposed focus on particular ‘power metrics’ to track strategic progress more effectively, in addition to more granular KPIs and analytics. Those power metrics were then launched publicly at the company’s Preliminary Results presentation in February 2025 and the regular performance dashboard provided to the Board was also updated to reflect the new power metrics.

The Board also receives regular updates, through a combination of a regular dashboard and deeper dives, on the ongoing implementation of the strategic initiatives identified from the strategic review process.

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 94 Omid Kordestani Chair Principal Committee responsibilities Appointments Identifying and nominating candidates for Board vacancies. Balance Ensuring that the Board and its Committees have the appropriate balance of skills, experience, independence and knowledge to operate effectively. Succession Reviewing the company’s leadership needs with a view to ensuring the continued ability of the organisation to compete in the marketplace. Governance Reviewing and overseeing Pearson’s corporate governance framework, Board performance review and training plans, and the Board Diversity Policy. Terms of reference The Committee has written terms of reference which clearly set out its authority and duties. These are reviewed annually and can be found on our website (plc.pearson.com). Committee members and attendance Attendance by Directors at scheduled Nomination & Governance Committee meetings throughout 2025: Committee members Meetings attended Sherry Coutu CBE 2/2 Omid Kordestani 2/2 Esther Lee1 1/2 Graeme Pitkethly 2/2 Annette Thomas 2/2 1. to Esther a pre Lee -existing was unable commitment to attend . She the reviewed meeting held the papers in February and provided 2025 due her perspectives to the Committee Chair outside the meeting. Role and composition of the Committee The Committee monitors the composition and balance of the Board and of its Committees, identifying and recommending to the Board the appointment of new Directors and/or Committee members. The Committee has oversight of the company’s compliance with, and approach to, all applicable regulation and guidance related to corporate governance matters. The Committee is also available to support the Board as needed in relation to talent and succession plans for senior roles. The Committee currently has five members, including me as Chair. The Chief Executive, Chief Financial Officer and other senior management, including the Chief Human Resources Officer, attend Committee meetings by invitation. As Committee Chair, I am available to engage with any shareholders who would like to discuss the work of the Committee and look forward to taking any shareholder questions at our forthcoming AGM in May 2026.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 95

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

The results of the most recent assessment (shown on page 97) demonstrate that Pearson has a strong spread of skills across all areas identified as being of particular importance.

Board search processes and appointments

The Committee has been very active over the past year in relation to Board search activity, conducting search processes resulting in the appointment of two new independent Non-Executive Directors, Arden Hoffman and Costis Maglaras.

Before commencing the Non-Executive Director search process, the Committee considered the recent and anticipated Board retirements and the impact of these on the overall skills and expertise on the Board. These were mapped against the key areas of strategic importance to the business to ensure our Board has the appropriate balance of skills and experience to deliver our strategy, while also taking diversity considerations into account. The Committee agreed that it was particularly interested to identify two candidates who would collectively bring a combination of skills and expertise in the following areas:

•	A senior executive with operating experience at scale and in a company or sector with insight into how enterprise customers would benefit from Pearson’s products and solutions

•	An active or recently retired executive leader of a publicly traded company and a track record of success leading a company at scale and with a global footprint commensurate to Pearson’s

•	Proven experience developing innovative products and/or driving digital business transformation through the development of game-changing, customer- centric strategies

•	A strong understanding of the latest advancements in AI, machine learning and relevant emerging technologies to ensure the organisation remains at the forefront of innovation

Taking into account the agreed specification, the Committee engaged Spencer Stuart to undertake a search process for new Non-Executive Directors, who ensured that the search process had due regard to our regulatory obligations and Provision 23 of the UK Corporate Governance Code. As Committee Chair, I worked closely with Spencer Stuart to develop the candidate lists, with the Committee then considering the candidate profiles in detail, including their current commitments, skills and previous experience. I met with all shortlisted candidates and provided my feedback to the Committee. A number of other Board members met with the preferred candidates, following which the Committee made its recommendation to the Board.

The search processes culminated in the appointments of Arden Hoffman and Costis Maglaras as Non-Executive Directors with effect from 1 June 2025 and 1 November 2025 respectively. You can read about their induction on page 90.

Both Arden and Costis’s expertise will prove invaluable as Pearson continues to execute against its strategy and will further enhance the skill set of our Board. Both will seek election at the 2026 AGM, being the first AGM following their appointment.

In addition to the Non-Executive Director search process, Spencer Stuart also undertakes broader executive search activity for the Group and is a signatory to the Voluntary Code of Conduct for Executive Search Firms. Spencer Stuart has no connection with Pearson or members of the Board beyond its expertise in board and executive search.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 96

Nomination & Governance Committee report continued

Executive succession planning

Succession planning for key positions at Pearson Executive Management level is primarily overseen by the full Board, with support from the Committee. The Pearson Executive Management team has a key role to play in our strategic planning process, in the ongoing development of our talent pipeline and in fostering the culture and values required to continue to deliver on our strategy. In December 2025 the Board conducted a review of talent and succession planning. The Board considered each Pearson Executive Management role in some detail and discussed the leadership performance and any development opportunities for those in post, looking also at the immediate and longer-term succession pipeline for each Pearson Executive Management position.

The revised UK Corporate Governance Code

The revised UK Corporate Governance Code 2024 applied to Pearson from the 2025 financial year, with the exception of the revisions to Provision 29 which will apply from the 2026 financial year. The Committee oversees the company’s compliance with the UK Corporate Governance Code and reviews a status tracker to enable it to consider the appropriateness and maturity of various elements of our governance framework and to monitor any areas of qualified or non-compliance. Learn more about

Pearson’s compliance with the 2024 Code on page 71. The most significant changes to the Code, set out in Section 4 of the Code, relate to audit, risk and internal control matters and therefore the response to these elements is being overseen by the Audit Committee – more information on this can be found on page 110.

Other areas of focus during 2025

Other areas of focus for the Committee during the year included: oversight of the composition of the Board’s Committees, assessment of the independence of Lincoln Wallen prior to making a recommendation for his re-election at the 2025 AGM (recognising his length of service on the Board), oversight of the approach to the Board’s annual performance review, oversight of the induction process for our two new Non-Executive Directors, and the annual review of the contribution of each Director to the Board.

Committee performance review

The Committee undertakes an annual process to review its performance and effectiveness. For 2025, feedback relating to the Committee was sought from Directors by way of a tailored questionnaire. Topics covered included the effectiveness and dynamics of the Committee, oversight of key areas within the Committee’s remit, the quality of papers and meeting discussions, and the relationships between the Committee and management.

The findings of the 2025 review indicated that the Committee is considered to be working well with appropriate agendas, papers produced to a good standard and high-quality discussions, noting Board composition and succession planning as a particular area of focus for the Committee.

You can read about the Board performance review on page 91.

Committee aims for 2026

The Committee’s priorities for the coming year will be to commence a Non-Executive Director search process to prepare for upcoming retirements from the Board and to plan and oversee the next externally-facilitated Board performance review.

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
Omar Abbosh
Sherry
Coutu CBE
Alison Dolan
Alex Hardiman
Arden Hoffman
Sally Johnson
Omid Kordestani
Esther Lee
Costis Maglaras
Graeme Pitkethly
Operating context and future trends
Technology (cloud, infrastructure, product, engineering, AI, cyber security)
Enterprise skilling and workforce transformation
Education and learning
Government and policy
Challenging and supporting management in shaping strategy
Branding and marketing
Global markets, scale and complexity
Corporate strategy (value creation, M&A, capital markets, sustainability)
Current and/or prior CEO experience
Good company governance
Accounting, finance and controls
People and remuneration
Listed company governance and regulation
Annette Thomas

●	Core skill – one of the strongest areas of the Director’s skill and expertise. Their knowledge or experience of this area brings considerable value to Board discussions.
●	Supplemental skill – an area where the Director is competent or has experience, but is not one of the primary skills or attributes they bring to the Board.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 98

Nomination & Governance Committee report continued

A representative Board

The Board notes the UK Corporate Governance Code’s underlying principles with regard to Board balance and its principle of promoting diversity, inclusion and equal opportunity. Research indicates that high-performing boards provide an increased competitive advantage and wider perspectives, while the needs for greater inclusion continue to influence global trends.

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

The objectives that support the Board Diversity Policy, and which underpin Pearson’s commitment to creating a more equitable and inclusive company, incorporate the requirements under the Financial Conduct Authority’s UK Listing Rules and include:

•	at least 40% female directors

•	at least two directors from an ethnic minority background

•	at least one of the Chair, Chief Executive, Deputy Chair and Senior Independent Director or Chief Financial Officer is a woman

The Committee is pleased to confirm that all three of these targets have been met. In accordance with UK Listing Rule 6.6.6R(9), as at 31 December 2025, 58% of Directors were women (2024: 60%), the Board included four Directors from an ethnic minority background and the Chief Financial Officer role was, and is currently, held by a woman. As at 12 March 2026, these targets continue to be met.

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

The Board will continue to adopt best practice, as appropriate, in response to the Financial Conduct Authority requirements, the FRC’s guidance, Parker Review and FTSE Women Leaders Review.

Talent at executive level

As at 31 December 2025, five members of our Pearson Executive Management team of 11, excluding the Chief Executive and Chief Financial Officer who are counted in the Board’s metric, were women (45%) (2024: 45%). Including the Chief Executive and Chief Financial Officer, this ratio was 46% (six women out of 13 members) (2024: 46%). As of 31 December 2025, the group comprising the senior management team (as specified by the UK Corporate Governance Code, i.e. the Pearson Executive Management team and the Company Secretary) and the Pearson Executive Management team’s direct reports contained 62 women, representing 48% of that group (2024: 52%). These figures are reported as at 31 December 2025, in accordance with Section 414C of the Companies Act 2006. For figures as at the date of this report, please see page 78.

In response to the Parker Review’s requirement for listed companies to set an ethnic diversity target in respect of senior management positions, the Committee approved a target of 20% of Pearson’s senior management positions to be occupied by ethnic minority individuals by December 2027. As at 31 December 2025, the senior management team, as defined above and based in the UK, contained seven individuals who identify as minority ethnic, representing 15% of that group, who have provided the company with ethnicity data.

For diversity data in the format prescribed by UKLR 6.6.6R(10), please see page 53.

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 99 Reputation & Responsibility Committee report Annette Thomas Chair of Reputation & Responsibility Committee Principal Committee responsibilities Stakeholders Monitoring reputational issues that could significantly affect Pearson’s reputation with stakeholders, including shareholders, customers, employees, educational institutions and educators, employers, governments and regulators, communities and civil society, and business partners. Overseeing Pearson’s approach to thought leadership in respect of important issues, and attention to political and cultural perspectives in the landscape in which Pearson operates. Sustainability Overseeing Pearson’s sustainability strategy, guided by the Learning for Impact framework and including: sustainability-related risks and opportunities; approval of, and monitoring performance towards, targets and public commitments; regulatory landscape, reporting and ratings; and sustainability due diligence in our supply chains and business partnerships. Responsible AI Overseeing Pearson’s application of AI with a focus on: the identification of AI-related risks (e.g. biases, IP protection); managing transparency and accountability in AI systems; creation and implementation of Responsible AI principles and promotion of AI ethics across the organisation; monitoring of AI practices; and Pearson’s response to external regulatory requirements. Communications and regulatory matter Overseeing Pearson’s communications, strategies, policies and plans related to reputational issues and the people, processes and policies that are in place to manage them. Branding Overseeing the way in which the company’s brands are managed and promoted to ensure that their value and the company’s reputation are maintained and enhanced. Risk Monitoring Pearson’s approach to the reputation aspects of the risk register and ensuring that clear roles have been assigned for the management of these. Terms of reference Committee members Meetings attended Alex Hardiman 3/3 Arden Hoffman1 2/2 Esther Lee2 1/1 GraemePitkethly 3/3 Annette Thomas 3/3 Lincoln Wallen3 3/3 The Committee has written terms of reference that clearly set out its authority and duties. These are reviewed annually and can be found in the Governance section of our website (plc.pearson.com). Committee members and attendance Attendance by Directors at scheduled Reputation & Responsibility Committee meetings throughout 2025: 1. Arden 1 July 2025 Hoffman . was appointed to the Committee with effect from 2. Esther 1 August Lee 2025 was. appointed to the Committee with effect from 3. Lincoln on 31 December Wallen stepped 2025. down from the Board and the Committee

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 100

Reputation & Responsibility Committee report continued

Reputation & Responsibility Committee role

The Committee works to assess and advance Pearson’s reputation across the range of its stakeholders and to maximise the company’s positive impact on the society in which we work and serve.

We are the main governance body for responsible and ethical business practices at Pearson, and we assess progress towards the company’s sustainability priorities and commitments. As part of this work, we provide ongoing oversight and scrutiny across all reputational matters, including climate change considerations, brand, government relations and safeguarding. In late 2024, we refreshed our remit to increase and codify our focus on thought leadership and Responsible AI, reflective of Pearson’s commitment to these areas. These themes featured prominently in our work throughout 2025, and you can read more about some of the aspects we considered below.

The Committee’s principal responsibilities are summarised on page 99 and you can read about our overall Board framework for sustainability governance, including the related work of other Committees, on page 85.

The full Board is kept abreast of the Committee’s work through reports I make following each of our sessions. These reports include highlighting any material discussion or decision points or areas of concern and offering specific recommendations for the Board’s action.

As Committee Chair, I am available at any time to engage with any shareholders who would like to discuss the work of the Committee and particularly look forward to taking any shareholder questions at our forthcoming AGM in May 2026.

Committee composition and attendees

The Committee currently has six members, including me as Chair. On behalf of the Committee, I offer my sincere thanks to Lincoln Wallen, who stepped down from the Pearson Board in December 2025, for his significant contributions to the Committee’s work during his tenure. During the year, the Committee was pleased to welcome Arden Hoffman and Esther Lee as new members, each of whom is already making a valuable contribution and bringing fresh perspectives to the Committee’s work. Additionally, Costis Maglaras has joined the Committee with effect from January 2026.

Together, Committee members bring a range of expertise across key areas of our remit, including sustainability, product, education, stakeholder management, AI, and policy and government relations. You can read more about the Committee members’ skills and experience on pages 72-74.

Pearson’s Chief Executive, Omar Abbosh, is a standing attendee at every meeting of the Committee, and we also benefit from the regular attendance of other senior executives whose work is central to the remit of the Committee. These include the General Counsel, who is the executive leader responsible for the development, monitoring and execution of Pearson’s sustainability strategy; the Chief Marketing Officer; and Executive Partner, Corporate Communications.

Learning for Impact framework – activities in 2025

Throughout the year, the Committee paid particular attention to our sustainability strategy, including how it aligns to our greatest areas of opportunity and challenge as a business, and how to communicate its tenets to all our stakeholders in a clear and impactful way.

As described in greater detail in our Sustainability report starting on page 32, our Learning for Impact framework comprises three pillars that drive value for our stakeholders and represent the areas where we can make the biggest positive impact:

•	Driving learning for everyone

•	Empowering our people to make a difference

•	Leading responsibly for a better planet

These areas are strategically significant to Pearson’s long-term success and are supported by Pearson’s robust corporate governance, strong culture and a suite of effective policies and practices to help us in achieving our ambitions.

The Committee receives regular updates from management on progress against the priorities of the sustainability strategy and initiatives that support its delivery. Over the past year, key activities of the Committee in relation to our three Learning for Impact framework pillars included the following:

•	At each meeting, we received a report on recent incidents and issues that could have an impact on Pearson’s reputation, including those relating to our products and business partners. We considered the company’s responses to coverage on social media and in traditional media, including paying particular attention to our protocols for responding to questions about our content, the integrity with which we handle such situations and any lessons learned

•	We considered management’s incident response protocol, recommending a codification of the Chief Executive’s role in notifying the Board of any significant matters. We received an update on use of the incident management framework over the previous 12 months

•	We endorsed Pearson’s new social media policy and noted a new protocol to guide employees in their online activity and digital communications. This four-pronged protocol prioritises our customer-centric approach, while also supporting Pearson’s growth, talent attraction and retention, and legal compliance

•	We noted the results of our latest review of content throughout our physical textbooks and digital titles ahead of the Fall 2025 back-to-school season. Reviews such as this seek to ensure that our materials remain in line with our Global Quality Standards that support our employees and business partners to deliver accurate, trusted, evidence-based learning experiences that meet our user-centred and data-led standards of excellence

•	We noted how Pearson’s approach to sustainability and social value is directly aligned to our overall goal of scaling enterprise revenues, with skills, early careers and accreditation – as key drivers of economic value – being differentiators for Pearson in our commercial proposals

•	We conducted two deep dive sessions into Responsible AI (RAI), which has been a significant focus area for the Committee and for Pearson more broadly over the past year. We assessed Pearson’s progress in providing safe, inclusive and legally compliant AI-enabled learning environments through attention to Pearson’s RAI principles and strategy. We noted the latest assessment of Pearson’s AI governance maturity, where a comprehensive RAI framework has been established that adheres to the standards of the NIST AI Risk Management Framework and the EU AI Act, among others; and we provided challenge on the balance between the human and automated elements of the proposed control framework. We also considered the cultural behaviours and cross-functional collaboration that will help position RAI as a differentiator for Pearson, assessing the extent to which RAI might be used to accelerate growth and enhance efficacy, while also minimising risk

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 101

•	We continued to monitor long-term climate targets, progress against short-term decarbonisation activities, and an increased focus on energy efficiency and renewable electricity consumption. As part of this, we noted the ongoing work to assess the environmental footprint of emerging technology, particularly AI, to ensure that innovation advances, rather than compromises, our environmental objectives

•	We conducted our annual review of health and safety (H&S) at Pearson, reviewing a report on the H&S programme’s key principles, operating models, incident data, future legislative developments and priorities for 2026

•	We undertook our annual safeguarding and online harms review. In particular, we considered the company’s operational structure, policy approach and escalation procedures, together with actions undertaken by management to continue to enhance our safeguarding framework. We considered how Pearson utilises a ‘safety by design’ approach in applying innovative technologies, with our Trust and Online Safety team embedded in the product development process. We also endorsed a programme of work to further strengthen our processes around recruitment and training of staff in the safeguarding space

Sustainability governance and policies

The Committee recognises that robust governance, a strong culture and effective policies are essential to the successful delivery of our sustainability framework.

During the year, we noted the announcement of the EU’s ‘Omnibus’ package which seeks to drive comprehensive deregulation activity in sustainability reporting. The changes resulting from Omnibus include the delayed implementation for Pearson of certain reporting and assurance requirements, as well as reductions in scope and the level of detail required in a variety of regulatory provisions. Accordingly, Pearson has adopted a revised approach to its implementation of reporting changes, prioritising activities required under new or existing UK standards and legislation. As a result, the Committee’s activity in this area included:

•	Reviewing Pearson’s climate risk analysis, which outlines the risks and opportunities that may impact the company’s operations and resilience across various climate scenarios and time periods. You can read more about this starting on page 45

•	Endorsing continual improvement in quantitative data accuracy in preparation for the increased data reporting and assurance requirements in future years

In addition to our oversight of regulatory change and preparedness, we:

•	Noted management’s assessment of the latest analyst rankings and ratings of Pearson’s sustainability performance and credentials. Read more on page 34

•	Reviewed the annual Modern Slavery Act statement with management prior to recommending that the Board approve the statement for publication. Read the statement here: https://www.pearson.com/legal-information/ our-policies/modern-day-slavery.html

Other key areas of focus during 2025

In addition to the work relating to the three pillars of our Learning for Impact framework, we spent time considering a broader range of matters relating to Pearson’s reputation and key stakeholders, including the following:

•	With input from our government relations leads, we reviewed the key areas of focus for the UK and US governments relating to learning, education and skills. We discussed broader governmental policy priorities, the business implications of these and Pearson’s response, both tactically and strategically. We also considered the range of approaches through which Pearson engages with governments and policymakers, emphasising Pearson’s focus on enterprise, skilling, AI and innovation in education, and improving learner outcomes

•	Following the launch of Pearson’s new brand identity in April 2025, we received an update on employee and customer engagement and response to the new brand. We also discussed the way in which Pearson could highlight the impact of its products and services through the use of real learner success stories to demonstrate how learning can change lives

•	Alongside our new brand, we considered how Pearson is seeking to shape and activate its thought leadership agenda by establishing company points of view on significant topics, balanced with insights from enterprise or research partners. These points of view are brought to life through marketing, policy engagement, product, technology and innovation

Committee performance review

The Committee undertakes an annual evaluation to review its performance and effectiveness. For our review in 2025, Committee members and other key contributors to the Committee were invited to provide their views on an anonymous basis by way of a tailored questionnaire.

Topics covered in the review process included the effectiveness and dynamics of the Committee, oversight of key areas within the Committee’s remit, the quality of papers and meeting discussions, and the relationships between the Committee and management. Following the recent addition of Responsible AI to the Committee’s remit, the review also sought participants’ deeper views on the Committee’s role and key areas of focus in relation to this topic.

The Committee considered the findings from the review process at its December 2025 meeting and concluded that:

•	The Committee is functioning well with appropriate agendas, papers produced to a good standard, a collaborative culture and high-quality discussions

•	The Committee responds proactively to emerging risks and has benefited from a sharpened remit following the work to refocus its terms of reference in 2024

•	There is clear consensus that AI should remain a regular topic in the Committee’s work plan, with members felt by management to have already provided valuable input to Pearson’s ongoing work in this area

Committee aims for 2026

Our priorities for the coming year include:

•	Continued attention to Pearson’s effective integration of Responsible AI practices, including through oversight of: the embedding of practices into engineering and product workflows; enhancing AI literacy across our employee base; and establishing robust, data-driven capabilities to underpin confidence, trust and innovation

•	Reviewing proposals to refresh Pearson’s brand architecture and consideration of our thought leadership agenda for the coming year

•	Remaining attuned to government policies relating to education and skills and other public policy matters affecting Pearson, and ensuring that the company remains well placed to support a breadth of learners and customers

•	Continuing our close attention to sustainability matters, including making progress towards our climate commitments, while maintaining a sharp focus on the social impact of our products and services

•	Overseeing the effectiveness of material controls within our remit, following the implementation of the new Provision 29 of the UK Corporate Governance Code. You can read more about Pearson’s preparations for the new Provision 29 in the Audit Committee’s report on page 110

Annette Thomas

Chair of Reputation & Responsibility Committee

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025102 Audit Committee report Graeme Pitkethly Chair of Audit Committee Principal Committee responsibilities Financial reporting The quality and integrity of Pearson’s financial reporting and statements and related disclosures, including significant reporting judgements. Policy Group financial policies, including accounting and treasury policies and practices. External audit External audit, including the appointment, qualification, independence and effectiveness of the external auditors. Internal audit, risk and internal control Risk management and internal control framework, including oversight of the work and effectiveness of the Internal Audit function. Compliance and governance Legal and regulatory requirements in relation to financial reporting and accounting matters, and oversight of compliance programmes and investigations. Terms of reference The Committee has written terms of reference which clearly set out its authority and duties. These are reviewed annually and can be found in the Governance section of our website (plc.pearson.com). Committee members and attendance Attendance by Directors at scheduled Audit Committee meetings throughout 2025: Committee members Meetings attended Alison Dolan 4/4 Alex Hardiman 4/4 Graeme Pitkethly 4/4 Lincoln Wallen1 4/4 1. Lincoln Wallen stepped down from the Board and the Committee with effect from 31 December 2025.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 103

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

Graeme Pitkethly, Chair of the Committee since August 2022, is the Committee’s designated financial expert within the meaning of the applicable rules and regulations of the SEC, having recent and relevant financial experience as required by the Code, and as a Chartered Accountant. From 2015 to 2023, Graeme was Chief Financial Officer of Unilever plc and is now a Non-Executive Director of Sandoz Group AG and Chair of its Audit, Risk and Compliance Committee and a Non-Executive Director of Verisure plc and Chair of its Audit and Risk Committee. Graeme’s full biography is shown on page 74.

The qualifications and relevant experience of the other Committee members are detailed on pages 72-74. You can read more on page 75 about the process through which the Board assesses the independence of Non-Executive Directors.

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

On behalf of the Committee, I offer my sincere thanks to Lincoln Wallen, who stepped down from the Pearson Board at the end of 2025, for his significant contributions to the Committee’s work during his tenure. With effect from 1 January 2026, we have welcomed Costis Maglaras as a new Committee member, and we look forward to considering his perspectives across many areas of the Committee’s remit.

Pearson’s Executive Partner, Internal Audit, Controls, Compliance and Risk has a dual reporting line to the Chief Financial Officer and to me, and both she and the external auditors have direct access to the Committee to raise any matters of concern and to report on the results of work directed by the Committee. As Audit Committee Chair, I ensure that the full Board is kept abreast of the business of the Committee in a timely manner, including highlighting any areas of concern or specific recommendations. I also work closely with the Chief Financial Officer and senior financial, risk, legal and internal audit personnel outside the formal meeting schedule to ensure robust oversight and challenge in relation to financial control, compliance, investigations and risk management.

As Committee Chair, I am available to engage with any shareholders who would like to discuss the work of the Committee, including the scope or effectiveness of the external audit. There were no requests from shareholders during the year for any specific matters to be covered in the audit. I look forward to taking any shareholder questions at our forthcoming AGM in May 2026.

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

Other prominent themes in the Committee’s work throughout 2025 included:

•	Following publication of the revised UK Corporate Governance Code (the Code) in 2024, we continued to oversee preparations for the new requirements of Provision 29 relating to Pearson’s risk management and internal control framework, with a particular focus on effectiveness of our material controls (read more on page 110)

•	Continued attention to the application of Pearson’s accounting policies, key judgements and key areas of estimation as described in the financial statements

•	Oversight of management’s approach towards risk identification and monitoring, including through periodic reviews of Group-wide risk trends and mitigation (read more on pages 55-69)

•	Review of important areas such as data privacy, cyber security and technology resilience. In addition to their importance at a macro level, these are key factors in the success of Pearson’s strategy and in ensuring we maintain trusted relationships with stakeholders

The Committee also receives technical updates at each meeting, including on matters such as accounting standards and the audit, governance and external reporting landscape, and members are able to request specific or personal training as appropriate.

You can view the key activities of the Committee and read more about our work in these areas on the pages that follow.

The Committee’s focus areas for 2026 will include:

•	In the first year of applicability of expanded Code requirements relating to risk management and internal control, we will work closely with the Board and other Committees to oversee the effectiveness of our material controls through a detailed work plan

•	With the external audit for 2026 being the fifth to be led by the current external audit partner, and accordingly the final one permitted under independence requirements, we will focus on the external audit firm’s plans for lead partner rotation

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 104

Audit Committee report continued

Additional meeting attendees

The Chief Executive, Chief Financial Officer, General Counsel, Chief Technology Officer, other executives and senior managers from across the business attended meetings during the year, either as regular invitees of the Committee or to discuss particular items of business.

This direct contact with key leadership augments the Committee’s understanding of the issues facing the business as well as helping to develop Pearson’s talent pipeline through facilitation of Board-level engagement opportunities for those leaders and managers below executive level. We also meet regularly in private with the external auditors and with the Executive Partner, Internal Audit, Controls, Compliance and Risk.

In addition to the Committee’s formal meeting schedule, I meet regularly with the external auditors, Chief Financial Officer, General Counsel, and senior internal audit, controls, legal and risk personnel in order to keep abreast of all relevant matters within the Committee’s remit.

As Chair of the Committee, I am consulted as part of the performance review and objective-setting processes for the Executive Partner, Internal Audit, Controls, Compliance and Risk, and I make recommendations on her remuneration to the Remuneration Committee. This additional oversight is in line with the Institute of Internal Auditors’ Internal Audit Code of Practice.

Committee performance review

The Committee undertakes an annual evaluation to review its performance and effectiveness. For our review in 2025, the Committee evaluation process was conducted by way of a tailored questionnaire. The process sought views on an anonymous basis from Committee members and the Chief Executive together with other key contributors to the Committee, including the lead external audit partner, the Chief Financial Officer, the Chief Technology Officer, the Executive Partner, Internal Audit, Controls, Compliance and Risk, and the Executive Partner, Financial Reporting.

Topics covered in the review process included the effectiveness and dynamics of the Committee, the Committee’s oversight of key areas within its remit, the quality of papers and meeting discussions, and the relationships between the Committee and management.

Reflecting the requirements of the FRC’s Minimum Standard as incorporated into the Code, the review also sought views on the Committee’s role in overseeing the external auditors, including the Committee’s role in assessing the quality and effectiveness of the external audit and creating a culture which encourages challenge.

The Committee considered the findings from the review process at its December 2025 meeting, including the following key points:

•	The Committee is considered by Directors and other contributors to be performing effectively with appropriate agendas, papers produced to a good standard, and open, candid discussions at the meetings

•	The composition of the Committee is appropriate and includes the necessary skills. Roles and responsibilities are clear and the Committee is considered to have a collaborative culture

•	A high quality of debate and challenge is demonstrated by the Committee, including in respect of complex accounting matters or judgements, and the Committee is effective at reviewing the quality and integrity of the Group’s financial reporting and at holding management to account in this area

•	The Committee provides effective oversight of the quality and effectiveness of the external audit process and of the external auditors themselves, and creates a culture which recognises the work of and encourages challenge by the external auditors

•	The Committee has a significant remit and it is important to continue to allocate appropriate time across key risk areas including technology, data privacy and cyber security

•	Partnership with the Reputation & Responsibility Committee continues to be key in covering complex topics such as AI, sustainability assurance and non-financial reporting, and business resilience

You can read more about the review of audit quality and effectiveness and the FRC Minimum Standard on pages 111-112.

Fair, balanced and understandable reporting

In response to the Code’s Principle N, the Committee considered whether the 2025 annual report is fair, balanced and understandable. In making this assessment, we considered the following areas:

•	The process for preparing the report, including the contributors, the internal review process and how feedback is addressed throughout the process

•	The business review narratives presented for each business area

•	The discussion of reported and underlying results throughout the report

The Committee was satisfied that, taken as a whole, the annual report is fair, balanced and understandable. We reported this conclusion to the Board.

Learn more about fair, balanced and understandable reporting on page 156.

Financial reporting and policies

In February 2026, the Committee considered the 2025 preliminary results announcement and annual report and accounts, including the financial statements, Strategic report and Directors’ report. The significant issues considered by the Committee relating to the 2025 financial statements are set out on pages 114-116.

Correspondence with the Financial Reporting Council

In October 2025, Pearson received a letter from the Financial Reporting Council (FRC) confirming that it had completed a review of the company’s 2024 annual report and accounts. There were no questions or queries to which the FRC required a formal written response. A number of matters were raised regarding possible improvements to our existing disclosures. These have been addressed in the 2025 annual report where material and relevant.

The FRC’s role is to consider compliance with reporting standards and not to verify the information provided. Therefore, given the scope and inherent limitations of their review, which does not benefit from any detailed knowledge of the Group, it would not be appropriate to infer any assurance from their review.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 105

Area of Committee remit

	Financial and non-financial reporting	Policy and finance operations	External audit	Internal audit, risk and internal control	Compliance and governance
Matters considered

•

Significant issues reporting (p114)

•

Fair, balanced and understandable reporting (p156)

•

Going concern and viability statements including supporting analysis (p69 and p153)

•

Impact of legal claims and regulatory issues on financial reporting

•

Annual report and accounts; preliminary announcement and financial statements

•

Review of interim results

•

Form 20-F and related disclosures, including annual Sarbanes-Oxley Act Section 404 attestation of financial reporting internal controls

•

Accounting and technical updates

•

Sustainability assurance planning

• Accounting matters and Group accounting policies • Treasury Policy and reporting • Tax update

•

Report on half-year review procedures

•

2025 external audit plan

•

Review of the effectiveness of external auditors (p111)

•

Receipt of UK and US auditors’ reports

•

EY findings on internal controls over financial reporting (ICFR)

•

Confirmation of auditors’ independence

•

Provision of non-audit services by external auditors – approval of policy and regular reporting (p113)

•

Re-appointment of external auditors

•

Remuneration and engagement letter of external auditors

•

Internal audit activity reports and review of key findings (p108)

•

2025 and 2026 internal audit plans including resourcing

•

Assessment of the effectiveness of Internal Audit function (p109)

•

Assessment of the effectiveness of internal control and risk management framework (p109)

•

Preparation for new 2024 Code Provision 29 material controls requirements (p110)

•

Risk management including Group’s principal and emerging risks and risk framework (p107)

•

Group-wide risk deep dives on: cyber security; technology resilience; data privacy; and treasury and insurance (p107)

•

Controls Centre of Excellence updates, including on ICFR and 2025 work plan (p109)

•

Fraud, whistleblowing reports and ethics and compliance investigations (p108)

•

Anti-bribery and corruption and sanctions programmes (p108)

•

Compliance with accounting and audit-related aspects of the UK Corporate Governance Code

•

Audit Committee and Internal Audit function terms of reference

•

Oversight of Group’s schedule of delegated financial authority

•

Regulatory and technical briefings

•

Review of minutes of the Verification Committee’s meetings

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 106

Audit Committee report continued

Audit Committee meeting focus during 2025 continued

Area of Committee remit
	Financial and non-financial reporting	Policy and finance operations	External audit	Internal audit, risk and internal control	Compliance and governance
Selected key actions and outcomes

•

The Committee reviewed the annual report and Form 20-F, and the company’s annual and interim financial statements, and received reports from both management and the external auditors on the significant financial reporting judgements relating to each

•

The Committee reviewed the going concern analysis and the viability statement for recommendation to the Board

•

The Committee reviewed quarterly reports of all material litigation and disputes provided by the General Counsel

•

In early 2025, the Committee received an update on preparations for mandatory sustainability disclosure requirements, noting the anticipated implementation of the EU’s ‘Omnibus’ simplification package. For more detail on Board-level oversight of sustainability reporting, see the Reputation & Responsibility Committee report on page 99

•

The Committee considered the application of Pearson’s accounting policies and practices in reviewing the financial statements and significant accounting matters

•

The Committee reviewed Pearson’s tax strategy, receiving updates on anticipated effective tax rate and developments in the global tax regulatory landscape

•

The Committee reviewed quarterly treasury compliance reports and approved the updated Group treasury policy

•

The Committee considered the audit strategy for the 2025 audit, including the audit approach, significant risks and areas of audit focus, scope and level of materiality

•

The Committee received reports from EY on the results of (i) their review of the interim financial statements, and (ii) their audit of the annual financial statements and ICFR. The Committee reviewed the respective letters of representation and recommended them for approval by the Board

•

The Committee considered formal communications by the external auditors, including disclosures relating to their independence as required by the FRC, SEC and PCAOB

•

The Committee reviewed the effectiveness of the external auditors to ensure the independence, objectivity, quality, rigour and challenge of the audit process were maintained. The Committee concluded that the external auditors and the audit process were effective

•

The Committee considered Pearson’s relationships with other external audit firms and agreed an approach to managing independence to preserve choice in any future audit tender process

•

The Committee reviewed and approved the Internal Audit budget for the coming year at its first meeting of 2025

•

The Committee considered the conclusions and themes emerging from Internal Audit reviews conducted during the year and approved the internal audit plan for 2026

•

The Committee discussed the outcome of Internal Audit investigations, including the most significant issues raised in Internal Audit reports, and received updates on the status of resolution of issues raised

•

The Committee received regular updates on the status of Pearson’s internal controls programme, including controls related to financial reporting, business and IT, and considered reports from both management and the external auditors. This included discussion of design and operating effectiveness and any identified deficiencies

•

The Committee considered the Group risks and actions to enhance their assessment, monitoring and mitigation, including recommending to the Board the approval of the principal and emerging risks disclosed in the annual report. This oversight was supported by deep dives into selected risk areas

•

The Committee provided scrutiny of, and input into, proposals relating to material controls effectiveness in response to new Code Provision 29

•

The Committee reviewed regular reports on fraud, whistleblowing and compliance matters, led by the Associate General Counsel – Employment, Ethics & Compliance, considering investigations, metrics, controls and initiatives

•

The Committee considered an in-depth analysis of compliance with the FRC’s Minimum Standard

•

The Committee approved changes to the Group’s schedule of delegated financial authority, including in response to the new career architecture levels. All changes were below the threshold requiring full Board approval

•

The Committee undertook the annual review of its own effectiveness and that of the Internal Audit function

•

The Committee Chair met with the Non-Executive members of the PDRI Board to further enhance his understanding of PDRI’s independent governance arrangements in respect of PDRI’s US federal contracts, respecting the arm’s-length nature of those arrangements

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 107

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

During 2025, the Committee had oversight of management’s approach towards risk identification and monitoring. Pearson’s enterprise risk management programme aligns with the structure of the business, which is managed through five global business units supported by Group-wide corporate functions.

At least twice a year, the Committee considers a Group-wide risk management report which highlights risk trends and themes that exist or are emerging across the business. The report provides visibility into key drivers of risk ratings, gives insights into Pearson’s mitigation maturity for each principal risk, and identifies priority focus areas from an enterprise risk perspective. In addition to this regular reporting, the Committee conducts a number of deep dives with selected Group functions including data privacy, cyber security, technology resilience, tax, treasury, and anti-bribery and corruption. You can read more on some of these themes later in this Audit Committee report.

On an annual basis, the Committee reviews the enterprise risk framework and approves its continued use. This framework comprises Pearson’s principles, processes and methodology for risk management and aims to consistently embed such activity and practice within the organisation.

In addition to the Committee’s own work on enterprise risk, through a series of strategic and business-focused risk deep dives, the President of each business unit provides an overview of its risk register to the Board at least annually and leads a session on the key risks facing their particular business. The process is supported by central Risk team experts as required, providing the Board with a clear and consistent framework within which to evaluate the strategic and business risks to the company, based upon the principal, emerging and significant near-term risk categories described on pages 58-68.

The Board uses these deep-dive sessions to understand the rigour of management’s risk scanning and to challenge judgements being made in response to risks. The Committee and Board consider that Pearson’s enterprise risk management approach is robust and proportionate and facilitates a culture of accountability and ownership among business leaders. The business unit risk deep dives provide a strategic and increasingly data-driven lens to the risk management process that is valued by the Board and management alike.

For more detail, please refer to the dedicated Risk management section on pages 55-69.

Data privacy, cyber security and technology resilience

Prudent management of data privacy, cyber security and our technology estate are central to protecting Pearson’s customers, supporting the business strategy, and maintaining trust with stakeholders. The Committee oversees these matters on behalf of the Board from a risk and assurance perspective and monitors the maturity of Pearson’s associated governance frameworks. It does this through regular deep dives and oversight of the risk-based internal audit programme. The Committee takes an integrated approach to these topics, bringing together leaders from each area to provide holistic insights and to ensure that risks and dependencies are considered collectively. Some examples of the Committee’s activity and focus areas on these topics are set out below.

Strategic oversight of technology transformation and culture

A significant area of focus for the Committee during the year was the continued evolution of Pearson’s technology operating model and the cultural shift required to support it. Following the appointment of Pearson’s new Chief Technology Officer, the Committee reviewed his early assessment of the digital and technology environment, including the strategic ambition to shift the Technology function to a product- and customer-led model. Principles such as ‘freedom in a box’ were discussed, aiming to balance innovation with common standards, as well as a focus on data and AI governance. The Committee emphasised the importance of clear accountability, engineering discipline and cultural alignment to successfully support this strategic vision for the Technology function.

Modernisation, resiliency and strategic risk management

The Committee monitored management’s progress in updating, and enhancing resilience in, Pearson’s technology estate. This included ongoing cloud migration, reduction of technical debt and the continued shift towards more unified, standardised ways of working across engineering teams. The Committee scrutinised the risks associated with legacy platforms and was attentive to the need for robust governance around change management. Committee members also reinforced the importance of disciplined processes, understanding of critical customer journeys and clear visibility of operational risks associated with technology estate enhancements.

The Committee reinforced the need for transparent reporting that reflects customer impact and technical metrics, supporting a clear view of business risk and helping to ensure that technology decisions are aligned to customer experience and strategic objectives.

Cyber security governance and privacy maturity

The Committee reviewed updates on Pearson’s cyber posture, receiving assurance on the identification and protection of high-value assets and progress against key security frameworks, including the NIST Cybersecurity and Privacy Frameworks. The Committee also considered assessments aligned to the CISA Zero Trust Maturity Model, receiving briefings on the key actions required to embed Zero Trust principles across identity, devices, networks, applications and data.

The Committee noted technical and cultural improvements that continued to strengthen organisational maturity in these areas, while reinforcing the importance of clear prioritisation, enhanced accountability and a strong security culture across Pearson’s staff, contractors and partners.

Assurance and oversight

Through its oversight of Pearson’s risk-based internal audit programme, the Committee reviewed findings of both formal audits and advisory reviews across a range of technology, cyber security and privacy themes, considered recommendations in respect of any areas for improvement, and tracked management’s progress in closing agreed actions.

You can read more about Pearson’s approach to data privacy and cyber security on page 39.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 108

Audit Committee report continued

Compliance, ethics, fraud and whistleblowing

The Associate General Counsel (AGC) – Employment, Ethics & Compliance oversees compliance with our Code of Ethics and works with senior legal, HR and other relevant personnel to investigate any reported incidents, including ethical, corruption and fraud allegations. The Committee receives an update at each meeting on all significant investigations and employee relations matters, as well as reviewing data regarding matters raised through our whistleblowing reporting system. If applicable, any findings of the external auditors with respect to a particular matter are also considered as part of these discussions. The Committee may also meet in private if required with the AGC – Employment, Ethics & Compliance. On behalf of the Board, the Committee considers an annual review of the effectiveness of the whistleblowing system including through benchmarking against peers and by monitoring progress against previous years’ findings. The Committee Chair’s regular reports to the Board include a review of investigations or whistleblowing matters of note.

The Pearson anti-bribery and corruption (ABC) and sanctions compliance programmes provide the framework to support our compliance with various regulations such as the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act. The Committee uses this framework to monitor our ABC and sanctions compliance programmes on an ongoing basis. Pearson and the Committee remain attentive to opportunities to continue to enhance the company’s practices and protocols in this space.

In 2025, in addition to our regular review of ethics, compliance and employee relations investigations, we noted a range of enhancements made to the compliance programme, including:

•	Launch of a fully refreshed Code of Ethics and associated training, with the theme of ‘Learning with Integrity’, replacing our previous Code of Conduct

•	Roll-out of updated and targeted employee training on sanctions and ABC, alongside dedicated training on these topics for the Pearson Executive Management team
•	Improvements to our fraud prevention regime, including responding to the requirements of the new UK ‘failure to prevent fraud’ legislation and embedding the key principles in the new Code of Ethics, and supporting the planned roll-out of the new employee expenses system, which utilises technology to better identify discrepancies and validate adherence to company policies

Board training on compliance

In addition to the Audit Committee’s ethics and compliance updates at every meeting, the full Board participated in a dedicated compliance training session during the year, led by an external specialist.

Topics covered included:

•	The UK and US landscapes for anti-bribery and corruption, the reach of applicable legislation and potential offences

•	Recent investigations into other large companies and lessons learned

•	Priorities of UK and US regulators such as the UK Serious Fraud Office, US Department of Justice and US Securities and Exchange Commission

•	How Pearson is responding to recent and upcoming legislative changes, including the new ‘failure to prevent fraud’ offence, under the UK’s Economic Crime and Corporate Transparency Act 2023

•	Benchmarking of Pearson’s practices across the compliance space, including: risk assessments; investigations and response; policies, procedures and controls; training and awareness; and monitoring, auditing and reporting

Internal audit

The Internal Audit function is responsible for providing independent assurance to management and the Committee on the design and effectiveness of internal controls to mitigate strategic, financial, operational and compliance risks. The Executive Partner, Internal Audit, Controls, Compliance and Risk reports jointly to the Chair of the Committee and the Chief Financial Officer and is responsible for the day-to-day operations of Internal Audit and execution of the annual internal audit plan. The internal audit mandate is approved annually by the Committee.

Internal audit plan and activity

The internal audit plan and any changes thereto are reviewed and approved by the Committee throughout the year, and the Committee is attentive to the resourcing of the Internal Audit function. The internal audit plan is aligned to Pearson’s greatest areas of risk, as identified by the enterprise risk management process (see graphic below), and the Committee considers issues and risks arising from internal audits.

Management action plans to improve internal controls and to mitigate risks are agreed with the business area after each audit. Internal Audit has a robust process in place for the implementation of audit actions, which also includes review and testing of evidence to corroborate action implementation. Progress of management action plans is reported to the Committee at each meeting. Internal Audit has a formal collaboration process in place with the external auditors to ensure efficient sharing of insights and outcomes. Regular reports on the findings and emerging themes identified through internal audits and advisory reviews are provided to the Pearson Executive Management team and, via the Committee, to the Board.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 109

In 2025, Internal Audit carried out engagements across Pearson’s business units and corporate functions, as well as Group-wide thematic audits, covering all principal risks. The audit plan changes throughout the year based on changes in Pearson’s risk profile. Key themes in 2025 related to compliance with laws and regulations, information security and data privacy, organisational transformation, business continuity and IT resilience, and operational delivery. Additionally, the Internal Audit team contributed to our preparations for compliance with the 2024 Code Provision 29 material control requirements and will play a key part in Pearson’s assurance framework in this regard moving forward. You can read more about our preparations for Provision 29 on page 110.

Internal audit evaluation

At its December 2025 meeting, the Committee considered the findings of the review of the performance, effectiveness and independence of Pearson’s Internal Audit function, a process which is undertaken annually. The 2025 review was conducted by distributing a questionnaire to the key stakeholders of the Internal Audit function – including Committee members, the lead external audit partner, members of the Pearson Executive Management team, and senior financial, legal, technology and operational management.

The evaluation process sought views on an anonymised basis on the Internal Audit function’s work programme, planning, resource levels, skills and expertise, communication and ways of working.

Based on the findings of the 2025 review, the Committee is of the opinion that the quality, experience and expertise of the Internal Audit function are appropriate for the business. The Committee further believes that the Internal Audit function operates with an appropriate degree of independence and has the ability to raise matters with the Committee without management present.

The Committee recognised the findings of the review, which noted that the Internal Audit function demonstrates a robust and effective team, recognised for its independence and professionalism. The team is perceived as consistently delivering high-quality challenge and adding value to the business, with a clear, risk-based approach to its work. Stakeholders appreciate the clear communication of audit plans and the transparency around the risks being addressed, contributing to a shared understanding of the audit programme’s scope and objectives.

The Committee will remain attentive to ensuring the Internal Audit function has access to the necessary resourcing, skills, capabilities and knowledge to conduct specialist audits, supplementing its own resource where necessary.

The Committee will ensure that an external quality assessment – i.e. an independent third-party assessment of the effectiveness and processes of the Internal Audit function – is conducted at least once every five years, in line with the requirements of the Institute of Internal Auditors’ Global Internal Audit Standards. The most recent such assessment was undertaken in 2024 and it is therefore expected that the next such assessment will be undertaken during 2029.

Internal control and risk management

The Board has overall responsibility for Pearson’s internal control and risk management framework, which is designed to manage, and where possible mitigate, in line with the Board’s risk appetite, the risks facing Pearson, as well as to safeguard assets and provide reasonable, but not absolute, assurance against material financial misstatement or loss. The Board agrees risk management requirements and, in assessing the effectiveness of the risk management effort, reviews a range of inputs as described elsewhere in this report. The Board can and does challenge the reporting it receives and will request further information as needed to make its assessment.

The Committee plays a lead role on behalf of the Board in monitoring the effectiveness of the company’s risk management and internal control framework. In addition to Pearson’s listing on the London Stock Exchange, Pearson is listed on the New York Stock Exchange, where the company’s shares trade in the form of ADSs. Pearson is accordingly required to comply with the requirement under Section 404 of the US Sarbanes-Oxley Act of 2002 (SOX) to conclude annually on the operation of its internal controls over financial reporting. Management’s assessment is included on page 259 as part of the Additional information for US listing purposes section which is on pages 241-261.

The Committee oversees a risk-based internal audit programme which provides assurance over Pearson’s management of risk. In addition to this assurance work, the Committee monitors the effectiveness of the organisation’s broader risk and internal control framework through three main inputs: (i) reports from Internal Audit, which offer evidence-based assurance over key risks via the audit programme;

(ii) risk deep dives, which provide comprehensive insights into specific risk areas and are led by functions or business units, together with overarching enterprise-level risk reporting; and (iii) regular reports on the effectiveness of internal controls over financial reporting. In 2025, Internal Audit provided assurance over key principal risk areas, as described on page 108.

Each business area maintains internal controls and procedures appropriate to its structure, business environment and risk profile, while complying with company-wide policies, standards and guidelines. Key internal controls over financial reporting are tested by the Group-wide Controls Centre of Excellence and are subject to testing as part of both the internal and external audit processes.

The Controls Centre of Excellence teams took a number of steps in 2025 to further enhance Pearson’s control environment. This included building internal technical SOX knowledge, growing testing capacity in Manila and improving technology usage.

The Committee, acting on behalf of the Board, confirms that it has reviewed, and continues throughout the year to review, the effectiveness of Pearson’s risk management and internal control framework in accordance with Provision 29 of the 2018 Code and the associated guidance (as in effect during the year). In making its assessment as to the effectiveness of the framework for 2025, the Committee had regard to an assurance opinion from the Internal Audit function. Factors considered in this process included:

•	the outcomes of internal audits completed during the year

•	significant changes in Pearson’s strategy, processes and systems

•	the wider Pearson risk management and assurance framework, which includes other assurance activities by first and second line of defence teams, including enterprise risk management, the Controls Centre of Excellence, business unit and technology assurance teams

•	work conducted by the external auditors

•	the organisation’s response to internal audit actions

•	whether any fundamental or significant actions have not been accepted by management and the consequent risk

•	whether any limitations have been placed on the scope of Internal Audit’s work or remit

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 110

Audit Committee report continued

The Committee reviewed the detail underpinning these factors as part of the 2025 year-end process. The Committee also reviewed all internal financial control deficiencies identified during the year and noted that the majority were remediated during 2025. The impact of any unremediated deficiencies on the financial statements was considered. Following these reviews, the Committee confirmed that Pearson’s risk management and internal control framework operated satisfactorily throughout the year.

The Board is ultimately accountable for effective risk management in Pearson and determines our strategic approach to risk. It confirms our enterprise risk management framework as well as our risk appetite targets. The involvement of the Board and Committee in the design, implementation, identification, monitoring and review of risks (including setting risk appetite and reviewing how risk is being embedded in our culture) is outlined in more detail in the Risk management section on page 56.

Preparing for revised Code Provision 29

Following the publication of the revised UK Corporate Governance Code in January 2024, and throughout 2025, the Committee has closely overseen management’s response to the new requirements of Code Provision 29. This provision will require the Board to make an explicit declaration on the effectiveness of material controls as at the balance sheet date, beginning with the 2026 financial year.

The Committee has been attentive to Pearson’s proposals to address the new Code requirements, with specific focus on: (i) the identification of ‘material controls’ including financial, operational, reporting and compliance controls; and (ii) the assurance that is in place to provide sufficient comfort to the Board in making the required declaration.

As part of this work, we have challenged ourselves to concentrate on the controls that truly impact Pearson’s success or failure, in line with the FRC’s guidance.

A management working group including representatives from Internal Audit, Risk Management and Company Secretariat, and sponsored by the Chief Financial Officer, has led Pearson’s preparations for the revised Provision 29. The Committee – which has led the oversight of Provision 29 readiness on the Board’s behalf – has regularly reviewed management’s proposals, provided input, challenged assumptions, and ensured that management’s proposed approach aligns with the aims of the new Code.

In late 2025, the Committee reviewed the final proposals from management in respect of material controls and the assurance framework and recommended to the Board that the proposals be endorsed for use throughout 2026. The Board confirmed its endorsement of the approach. You can read more detail in the sections below on our agreed approach.

In 2026, the Committee’s attention will shift to the review and oversight of the identified material controls, consideration of any areas of ineffectiveness or potential improvement, and preparation for future external reporting requirements.

Identification of material controls

A key responsibility under Provision 29 is for the Board to determine which internal controls it considers ‘material’ to Pearson – that is, those controls most critical to the long-term sustainability of the company. In order to identify the material controls, Pearson undertook a risk-based control mapping exercise. This process included:

•	Mapping Pearson’s principal risks and corresponding mitigating actions to their related control and governance activities

•	Formally documenting existing activities as controls and confirming control owners

•	Linking controls to the established SOX framework where relevant

•	Incorporating feedback from external advisers and peer discussions to benchmark our approach

•	Refining the controls based on an assessment of materiality

The resulting material controls span our seven principal risk categories, business units and Group-wide functions and take account of the examples provided in the FRC’s guidance.

You can read more about our principal risks and mitigating actions starting on page 57.

Assurance framework and pilot programme

A robust assurance framework has been established to support the Board’s future declaration of controls effectiveness.

The assurance approach includes:

•	Cyclical testing by Internal Audit to ensure 100% coverage of material controls over a two-year cycle, with annual testing prioritised for higher-risk controls, those with lower existing levels of first or second line assurance, or those where Pearson has a lower risk tolerance

•	Annual management self-assessments and attestations, reviewed by Internal Audit, to ensure completeness and rigour
•	Reliance on SOX testing and existing external assurance where appropriate, to avoid duplication

•	Regular updates on control status and operation to the Board and its Committees through a range of risk deep-dive sessions, which will ensure Board-level attention on every material control at least annually

•	Interim and final assurance reports to the Board and Audit Committee each year on material controls status

The Committee has concluded that this framework is appropriate as it balances risk, independence and efficiency, and will ensure that the Board receives reliable assurance over the controls most vital to Pearson’s success. The Committee recommended the framework to the Board, which accepted this recommendation.

In the second half of 2025, the Internal Audit team commenced a pilot assurance programme to test the design and effectiveness of 80% of the material controls. This pilot programme enabled:

•	Control owners to be familiarised with the requirements of the new framework, including control walkthroughs with Internal Audit

•	Evaluation of controls to ensure they met internal materiality criteria

•	Identification of any areas for improvement in existing control activity ahead of implementation

•	Opportunity to design, implement and calibrate the assurance and testing approach, reporting and tools

•	Assessment of resourcing impact for employees involved in the process

In February 2026, alongside its consideration of the Provision 29 assessment for the 2025 financial year, the Board and Committee reviewed the results of the pilot assurance programme including the effectiveness status of the selected pilot controls.

Internal training and readiness

To prepare for the new requirements, comprehensive communications and training were rolled out to all control owners and Pearson Executive Management sponsors, led by the Internal Audit team.

Internal Audit are providing ongoing support and guidance to control owners as we move into the first full year of compliance with the revised Provision 29.

Audit Committee report continued How we assess external audit effectiveness Inputs to the external audit effectiveness review EY’s annual audit quality report including discussion of issues raised by the FRC Audit quality indicators Risks to audit quality identified by the external auditors and how these were addressed Observations and interactions between the Committee and external auditors Review of mandatory communications by the external auditors, including relating to their independence Bespoke survey of Pearson colleagues Who we surveyed to inform our assessment of effectiveness Members of the Committee Chief Financial Officer Chief Technology Officer Senior corporate financial management Finance business partners for business units Senior internal audit and controls management Senior technology and operations leaders Themes covered in the external audit effectiveness survey Professional scepticism, integrity and willingness to challenge management Commitment to audit quality, including mindset and culture Independence and objectivity Partners and the audit team – resourcing, qualifications, skills, knowledge and experience Management and organisation of the audit process Planning and scoping of the audit Delivery and execution of the agreed audit plan Communication with and reporting to the Committee and management – transparency, timeliness, clarity, conciseness, relevance Commentary on systems of internal control and other recommendations Technical specialism and use of experts Results of the anonymous survey were analysed by the Committee Secretary and presented to the Committee and EY The responses to the survey indicated that the external auditors operate with independence and objectivity, demonstrate open lines of communication with the Committee, exhibit professional scepticism and appropriate levels of challenge, possess the requisite technical expertise and apply it appropriately to the business and any issues and judgements In conclusion, and following its review of the relevant inputs, including the responses to the survey, the Committee confirmed that the audit process was effective and that it was satisfied with the quality of the audit External audit The Committee is responsible for overseeing and assessing Pearson’s external audit and its auditors. Ernst & Young LLP (EY) were first appointed as Pearson’s external auditors by shareholders at the AGM in April 2022 following a tender process. Pearson’s 2025 audit was the fourth undertaken by both EY and Ben Marles as lead audit partner. As required by regulation, Pearson will put the external audit contract out to tender at least every ten years, with the next tender being in respect of the 2032 financial year at the latest. The decision to undertake such a process will be a matter for the Committee. Pearson confirms that it was in compliance with the provisions of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 during the financial year ended 31 December 2025. Appointment of external auditors The Committee reviews and makes recommendations to the Board in respect of the appointment and compensation of the external auditors. These recommendations are typically made by the Committee after considering the external auditors’ performance during the year, reviewing external auditor fees, conducting an effectiveness review, considering the annual report on audit quality of the external audit firm and confirming the independence, objectivity, qualifications and experience of the external auditors. Audit quality and effectiveness In conducting our 2025 review of the effectiveness of the external auditors and making our recommendation to re-appoint EY for 2026, the Committee had regard to factors such as those set out in the FRC Minimum Standard (see also page 112). We considered our own observations and interactions with the external auditors, the quality of the audit, the auditors’ independence, the programme of work conducted by the auditors and their reports on that work. To support our assessment, we utilise a bespoke questionnaire to gather views from Pearson colleagues most familiar with the external audit process which seeks feedback on all factors described in the FRC Minimum Standard. We also consider a range of other inputs in making our assessment. A key additional input

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 112

Audit Committee report continued

is a suite of audit quality indicators (at both a firm-wide and engagement-specific level) against which the external auditors report to the Committee on a regular basis.

The diagram on page 111 illustrates the main inputs to our assessment, the colleagues from whom we sought views, the themes covered in our survey and the outcomes of our work.

As previously described to shareholders, during 2023 and 2024, the Committee oversaw an agreed set of initiatives designed to bring incremental enhancements to both the delivery of the external audit and Pearson’s internal control processes, focusing on audit quality, efficiency, effectiveness and the use of technology. Following the successful completion of those initiatives and embedding of the resulting enhancements into routine practices over the past two years, the Committee was pleased to note that feedback provided in the 2025 effectiveness survey was positive and constructive in tone, reflecting clear progress in key areas, and with a strong emphasis on continuous improvement and collaboration.

The Committee monitors the independence and objectivity of the external auditors on an ongoing basis and will continue to formally evaluate their overall performance and effectiveness and the quality of the external audit on an annual basis, taking account of all appropriate guidelines.

FRC Minimum Standard

In May 2023, the FRC introduced the ‘Audit Committees and the External Audit: Minimum Standard’ (the ‘FRC Minimum Standard’ or ‘Standard’). From January 2025, the Standard has been incorporated into the UK Corporate Governance Code and operates on a ‘comply or explain’ basis.

Having reviewed an analysis of Pearson’s approach to the FRC Minimum Standard, the Committee confirms that it was in full compliance with all provisions for the financial year ended 31 December 2025.

Review of the external audit

During the year, the Committee discussed the planning, conduct and conclusions of the external audit as it proceeded.

At its July 2025 meeting, the Committee discussed and approved the external audit plan and reviewed EY’s assessment of risks of material misstatement of Pearson’s financial statements.

The external auditors provided an update to the risk assessment at the December 2025 Committee meeting, confirming to the Committee the addition of a new significant audit risk relating to the valuation of acquired intangible assets following the completion of Pearson’s acquisition of eDynamic Learning.

The table on pages 114-116 sets out the significant issues considered by the Committee together with details of how these items have been addressed and the ways in which the external auditors challenged management’s assumptions. The Committee discussed these issues with the auditors throughout the 2025 audit process.

In December 2025, the Committee discussed with the auditors the status of their work, focusing in particular on internal controls and Sarbanes-Oxley testing.

As the auditors concluded their audit, they explained to the Committee:

•	The work they had conducted over revenue and in particular the specific risk of fraud in revenue recognition. This included work over contracts in certain of the Group’s businesses in the US and UK that span the year end, where revenue is recognised using an estimated percentage of completion based on costs and work over manual adjustments to revenue. In addition, they explained their use of data analytics to cover entire populations of data with procedures such as correlating revenue with receivable and cash entries

•	Their procedures performed to audit the material acquisition in the year and specifically their work over the valuation of the acquired intangible assets. Their work focused on the valuations of certain specific acquired intangibles and their procedures included the use of EY valuation specialists
•	Their work over retirement benefit obligations including procedures undertaken over assumptions used in determining the defined benefit obligations and their work over the valuation of the related pension assets

•	Their work in evaluating management’s goodwill impairment exercise, on a value-in-use basis, including assessing assumptions around operating cash flow forecasts, perpetuity growth rates and discount rates, and their views on the sensitivity of CGU headroom to downside scenarios

•	Their work in assessing management’s judgements and assumptions regarding the recoverability of certain long-lived assets including right-of-use assets (in relation to leased properties) and product development assets. Their work focused on assets with identified triggers which resulted in impairments, and the reversal of historical impairments, being recorded

•	The work performed over the nature and presentation of adjusting items, focusing on subjective judgements and the transparency and prominence with which related adjusted measures are presented

•	Their work in assessing management’s judgements and assumptions regarding provisions for uncertain tax positions

•	Their work in assessing management’s judgements and assumptions regarding the reversal of certain historical impairments against investments in subsidiaries in the parent company

•	The results of their controls testing for Sarbanes-Oxley Act Section 404 (SOX 404) reporting purposes and in particular their findings in relation to information provided by the entity (IPE), controls over key IT systems and other relevant internal control over financial reporting (ICFR) matters

•	Their work to address the specific pervasive risk of management override of controls, including their view on the potential sources or indicators of bias and override of controls and their response to those indicators, including procedures such as review of Board and Committee minutes, journal entry testing, review of non-routine transactions and the use of data analytics

•	The results of their work over the company’s going concern assessment and viability statement

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 113

•	Their work in relation to other matters which are not classified as key audit matters, but which are considered important financial reporting matters, key areas of judgement or estimation, or which may give rise to additional disclosure requirements

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

Scope of the policy on external auditors

•	The policy applies to all Pearson businesses globally, including associate companies

•	Any identified threats to independence arising from services provided by the external auditors to a company that is then acquired by Pearson must be addressed within three months of the acquisition date

•	The policy applies to all audit firms used by Pearson including those undertaking statutory audits only

•	In the event of a change in the Group auditor, it also applies to the outgoing firm until they have discharged their Group audit responsibilities and for any periods in which they are required to be independent in order to undertake any specific audit responsibilities

Governance of audit and non-audit services

•	The Committee approves all audit and non-audit services provided by the external auditors

•	Any allowable services are in accordance with relevant UK and US legislation and auditor standards

•	Our policy on the use of the external auditors for non-audit services complies with the FRC’s Ethical Standard published in January 2024 and which took effect from December 2024. The policy also complies with all relevant SEC independence rules

•	The FRC’s Ethical Standard applies restrictions on certain non-audit services and applies a cap on the level of permitted non-audit services fees which can be billed in any year. More particularly, our policy provides that only non-audit services which are required to be carried out by the external auditors or where the work is closely linked to the audit work are permitted, and only if also permitted by the FRC and SEC

•	The policy reflects the restriction on the use of pre- approval in the FRC’s Ethical Standard and, accordingly, all non-audit services, except those considered to be ‘trivial’, are required to be approved by the Committee

•	We review non-audit services on a case-by-case basis. Non-audit services engagements below a value of £25,000 are defined as ‘trivial’ from a materiality perspective and can be pre-approved and authorised by the Group Finance team from categories of allowable services in accordance with the Group’s non-audit services policy. Any such pre-approved services are presented for noting by the Committee at its next meeting

•	We expressly prohibit the provision of certain tax, HR and other services by the external auditors

•	Total non-audit fees will be limited to no more than 70% of the average audit fee paid in the last three consecutive years

The Committee receives regular reports summarising the amount of fees paid to the auditors. During 2025, Pearson spent a similar amount on non-audit fees when compared with 2024. For 2025, non-audit fees (excluding fees related to SOX 404 attestation) represented 2% of external audit fees (3% in 2024). Non-audit fees including those related to SOX 404 attestation represent 11% of audit fees (12% in 2024).

For all non-audit work in 2025, EY was selected only after consideration that it was best able to provide the services we required at a reasonable fee and within the terms of our policy on external auditors. Where EY is selected to provide audit-related services, we take into account its existing knowledge and experience of Pearson. Where appropriate, services are tendered prior to a decision being made as to whether to award work to the auditors.

Significant non-audit work performed by EY during 2025 included:

•	half-year review of interim financial statements

•	bond proceeds limited assurance

•	SOX 404 attestation of financial reporting controls

A full statement of the fees for audit and non-audit services is provided in note 4 to the financial statements on page 190.

Graeme Pitkethly

Chair of Audit Committee

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 114

Audit Committee report continued

Significant issues considered by the Audit Committee

Issue	Action taken by Audit Committee	Outcome

Going concern and viability

• The assessment of the Group’s viability and the appropriateness of the going concern assumption

•

The Committee reviewed future budgets and cash flow forecasts to understand the Group’s available liquidity and ability to continue as a going concern. The Committee reviewed and challenged the risks to the forecasts identified. The Committee reviewed the outcome of the severe but plausible scenario modelling and stress testing

•

EY challenge:
EY challenged the appropriateness of the assumptions used to calculate the cash forecasts under base and severe but plausible downside case scenarios, including whether the downside scenarios were sufficiently severe. EY compared the scenario to the Group’s principal risks and performed a search for contrary evidence. EY also performed independent incremental sensitivities in respect of the going concern assessment, considering worst-case outcomes for the Group’s uncertain tax positions as well as increasing all principal risks to high risk with the resultant increased financial impact, and liquidity still remains. EY challenged whether the share buyback announced in January 2026 had been included in the cash flow forecasts

•

The Committee is satisfied with the modelling process and the risks identified. In addition, the Committee is satisfied with the stress testing performed and the severe but plausible scenario modelling. The Committee noted that in all scenarios the Group had a high level of liquidity headroom and sufficient headroom against covenant requirements

•

The Committee is satisfied with the adequacy of the Group’s viability and is satisfied that the Group is a going concern

•

The Committee is satisfied with the disclosures related to going concern and viability

Revenue recognition

•

Pearson has a number of revenue streams with different revenue recognition models. For some revenue streams, judgements and estimates are required in order to determine the amount and timing of revenue recognition

•

The Committee regularly reviews and challenges revenue recognition practices and the underlying assumptions and estimates. In 2025, the Committee reviewed revenue recognition practices in relation to the ‘Hyperscaler’ contracts, focusing in particular on the impact of overarching master service agreements on the recognition of revenue as well as the specific IFRS 15 guidance around ‘consideration payable to a customer’. In addition, the Committee has visibility of the internal control framework over revenue and the results of the monitoring and certification work performed by the Controls Centre of Excellence over those controls. The Committee also has visibility of internal audit findings relating to revenue recognition controls and processes. The Committee routinely monitors the views of the external auditor on revenue recognition issues. This includes review of their data analytics testing of revenue in Higher Education and understanding any exceptions that do not follow the expected process path as well as testing of one-off or judgemental items

•

EY challenge:
EY specifically challenged areas where there is manual intervention in the revenue recognition process, in particular where revenue is recognised over time and assumptions are used to determine the timing of recognition. EY challenged management’s consideration on revenue recognition of the ‘Hyperscaler’ contracts

• The Committee is satisfied that revenue is being recognised appropriately

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 115

Issue	Action taken by Audit Committee	Outcome

Recoverability of long-lived assets

•

Pearson (the Group) holds significant long-lived assets including: right-of-use assets (in relation to leased properties); property, plant and equipment; product development assets; goodwill and intangible assets

•

Pearson plc (the company) holds significant investments in subsidiaries, some of which were impaired in previous years. During 2025, historical impairments of £0.5bn have been reversed

•

There are significant estimates and assumptions used in the impairment reviews

•

The Committee monitored the Group’s property strategy during the year to determine if there were triggers for impairment or impairment reversal. The Committee considered the results of the Group’s property impairment reviews with specific focus on the 80 Strand property. Updates to key assumptions were reviewed and challenged. The Committee considered the impairment reversals recorded and the adequacy of related disclosures

•

The Committee specifically considered the results of the Group’s goodwill impairment reviews which were undertaken in December and refreshed post year end. Key assumptions – including cash flows derived from strategic and operating plans, long-term growth rates and the weighted average cost of capital – were reviewed and challenged. The Committee considered the sensitivities to changes in assumptions and the adequacy of disclosures required by IAS 36 ‘Impairment of Assets’

•

The Committee considered the results of the impairment exercise undertaken related to a specific CGU for which an impairment trigger was identified, following which, certain product development assets were impaired. Key assumptions were reviewed and challenged as well as the adequacy of disclosures required by IAS 36 ‘Impairment of Assets’

•

The Committee considered the valuation of the investments in subsidiaries held in Pearson plc, the company. The Committee specifically considered the application of the Group goodwill impairment model to the investments and also the existence of indicators of impairment reversal

•

EY challenge:
EY challenged the judgement in respect of the identification of the impairment reversal trigger in parent company investments including the method of allocation of the Group’s value-in-use (“VIU”) to the investments and the estimation of the forecast cash flows in the VIU model. EY also challenged the assumptions included in the prospective financial information used for the Group’s VIU calculation. EY also challenged the basis for the impairment of product development assets

•

The Committee is satisfied with the results of the property impairment reviews and the subsequent impairment reversals recognised in the income statement

•

The Committee is satisfied with the results of the annual goodwill impairment review

•

The Committee is satisfied with the disclosures relating to non-current asset impairments and concurs with management’s view that the recoverability of goodwill is not a key area of estimation

•

The Committee is satisfied with the results of the specific CGU impairment exercise and the resulting impairment of product development assets

•

The Committee is satisfied that there is an appropriate trigger for reversing impairments on subsidiaries in the parent company and an appropriate measurement basis has been used. The Committee is satisfied with the disclosures related to the impairment reversal

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 116

Audit Committee report continued

Issue	Action taken by Audit Committee	Outcome

Tax

• Pearson holds provisions in relation to uncertain tax positions • Changes to, and the application of, tax legislation continues to be a complex and judgemental area

•

The Committee considered various developments during the year, including legal developments, ongoing tax audits and the appropriateness of the associated provisions

•

The Committee also continued to monitor the impact of changes in tax legislation, including ‘Pillar 2’ of BEPS 2.0 which was effective for Pearson from 1 January 2024, with the first Pillar 2 filings taking place in 2025

•

EY challenge:
EY specifically challenged the inputs and assumptions used in the calculation of provisions for uncertain tax positions and the disclosure of the Brazilian tax contingency

•

The Committee is satisfied with the appropriateness of provisions held in relation to other uncertain tax positions

•

The Committee is satisfied with Pearson’s approach to managing the impact of tax legislation changes

•

The Committee is satisfied with the disclosures relating to the impact of Pillar 2

Retirement benefits

•

Pearson holds a significant obligation in relation to the Group’s defined benefit pension schemes. The UK Group Pension Plan is in a significant net surplus position after the recognition of the related assets

•

Defined benefit plans in the US and Canada were terminated during 2025

•

The Committee considered the assumptions used to determine the defined benefit obligation as well as developments related to the triennial valuation of the UK Group Pension Plan and the impacts on the IAS 19 accounting. The Committee considered the impact of the termination of the US and Canadian defined benefit schemes, including the IAS 19 accounting and the adequacy of disclosure

•

EY challenge:
EY specifically challenged the assumptions used in determining the defined benefit obligations, taking into account both market practice as well as the specifics of the Pearson pension schemes. EY also challenged the valuation of harder to value Level 3 pension assets

• The Committee is satisfied with the IAS 19 accounting, and related disclosures, for the Group’s pension obligations and assets

Acquisitions

• In 2025, Pearson acquired 100% of eDynamic Holdings LP (eDL)

•

The Committee reviewed the accounting for the eDL acquisition with specific focus on consideration, net assets acquired including the valuation of intangibles and the recognition of goodwill. The Committee noted the use of third-party valuation experts to value the acquired intangible assets and the controls performed over all aspects of the acquisition accounting, including, but not limited to, the review of assumptions used by the third–party valuation experts

•

EY challenge:
EY specifically challenged the assumptions used in valuing the intangible assets, engaging EY valuation specialists to assist with the audit procedures. In particular, EY challenged the prospective financial information used in the valuation calculation with a focus on specific assumptions around revenue growth, EBIT % and discount rates

• The Committee determined that the acquisition accounting for eDL had been undertaken appropriately but notes that it remains provisional as at 31 December 2025

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 117 Directors’ Remuneration Report Sherry Coutu CBE Chair of Remuneration Committee as at 31 December 2025 Audit Committee report continued Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 116 33885-010 10Mar26 15:43 Page 118 Directors’ Remuneration Report Key messages from the Remuneration Committee • During the year, the Committee undertook a comprehensive review of the Directors’ Remuneration Policy (“Policy”), which is due for its triennial renewal at the 2026 AGM. Following extensive consultation with shareholders which shaped the final proposals in a number of areas, we have proposed changes to the Policy to ensure Pearson can continue to secure the calibre of executive talent required to deliver the strategy and drive long-term value for all our stakeholders. • The key changes are to reduce the CEO’s fixed pay, increase the LTIP award (with increased stretch to the targets), and increase the shareholding guideline. • The Committee considered performance outcomes for 2025. The formulaic annual incentive outcome for Executive Directors is 59.8% of maximum. However, informed by the CEO’s approach to the wider management team, the Committee considered it appropriate to make a discretionary downward adjustment to reduce the final outcome to 50% of maximum. For the 2023 LTIP, the award will vest at 52% of maximum based on performance over the period. • For 2026, we have updated the strategic performance metrics within the Annual Incentive Plan (‘AIP’) plan to include a strategic metric based on new business growth in Assessments & Verification. In the 2026 Long-Term Incentive Plan (‘LTIP’), the metrics will be based on Adjusted Earnings, TSR and ROC, and we will no longer include any strategic metrics. To reflect the changes in the 2026 Directors’ Remuneration Policy, the level of stretch on targets has also been materially increased. • For 2026, there will be no increase to the Chief Executive’s base salary to support a rebalancing towards variable pay. • Remuneration arrangements in respect of the CFO transition in 2026 are in accordance with our Remuneration Policy • The Committee remains focused on ensuring that remuneration policies and practice for all Pearson’s colleagues are consistent with our need to attract and retain extraordinary talent to drive Pearson’s forwardlooking strategy, aligned with our purpose, and values Terms of reference The Committee’s terms of reference are in line with the UK Corporate Governance Code and are available on the Governance page of the Company website at pearsonplc. com. A summary of the Committee’s responsibilities is on page 142. Board Committee attendance There were six scheduled meetings of the Remuneration Committee in 2025. Attendance by Directors was as follows: Committee members Meetings attended Sherry Coutu CBE 6/6 Alison Dolan 6/6 Arden Hoffman1 3/3 Esther Lee2 4/6 Annette Thomas 6/6 1. Arden joined the Committee on 1 July 2025. 2. Esther Lee was unable to attend one standard meeting and one ad hoc

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 118

Directors’ Remuneration Committee report continued

Dear Shareholder

On behalf of the Board, I am pleased to present Pearson’s 2025 Directors’ Remuneration Report.

Pearson has had another successful year, delivering despite significant external change and uncertainty. Pearson has delivered sales and earnings growth in line with our expectations, with underlying sales growth of 4% and adjusted operating profit of £614m, up 6% on an underlying basis compared to 2024. Free cash flow performance was strong at £527m, up 8% on a headline basis with a free cash flow conversion rate of 125%. These results reflect the continued momentum and execution of our strategy.

Reflecting the Board’s continued confidence in the outlook for the business, we announced a further £350m buyback in January 2026 and are recommending a 5% increase in the final dividend, for a full-year dividend of 25.2p per share. Our strong balance sheet and cash flows also enable investment in opportunities to drive growth to create further value for our stakeholders.

The Board remains confident of the strategy execution and the ability to maintain momentum for sustained growth that will continue to produce attractive returns for shareholders in 2026 and beyond.

Incentive outcomes for 2025

2025 AIP

2025 was a year of robust financial and strategic progress, resulting in a formulaic AIP outcome for Executive Directors of

59.8% of maximum, with achievement between target and maximum for sales, adjusted operating profit and free cash flow, and achievement at target for the two new strategic measures. However, informed by the CEO’s approach to the wider management team, the Committee considered it appropriate to make a discretionary downward adjustment to reduce the final outcome to 50% of maximum.

2023 LTIP

The LTIP granted in 2023 will vest in 2026 with a formulaic outcome of 52% of maximum, principally reflecting strong underlying performance in earnings per share (‘EPS’) and ROC, and achievement around threshold for Relative TSR vs. S&P500 and ESG measure over the three-year performance period.

However, Omar Abbosh was not a participant in the 2023 LTIP.

Further details of the performance outcome for both incentive awards are set out on page 136.

Exit Arrangements for Sally Johnson

As disclosed on 27 February 2026, Sally Johnson will step down from the Board and leave Pearson during 2026. Her exit arrangements have been determined in accordance with the Remuneration Policy. She will not be eligible for AIP in respect of 2025 or 2026 and all unvested LTIP awards will lapse.

Directors’ Remuneration Policy review

In line with the normal three-year cycle in the UK, Pearson’s Policy will be subject to a shareholder vote at the 2026 AGM. Throughout the year, the Committee spent significant time rigorously reviewing the Policy to ensure it continues to support Pearson’s vision and strategy to deliver for our shareholders.

An important aspect of this review was to evolve our approach to benchmarking by developing the Talent Peer Group, to ensure our executive packages can remain sufficiently competitive in the markets in which Pearson increasingly competes for key talent.

Having considered the context of Pearson’s operating environment and the delivery of our strategic priorities, we are proposing a number of changes for the 2026 Directors’ Remuneration Policy. The key change is to re-balance the CEO’s package by reducing fixed pay and increasing the LTIP award (from 450% to 850% of salary) to better compete in our talent markets. We will also be increasing the stretch on LTIP targets and the CEO’s shareholding guidelines to align with new LTIP award levels.

In the section following this letter, we have provided extensive detail on the proposed Policy changes and the rationale for them is provided in the 2026 Directors’ Remuneration Policy review section on page 120.

Shareholder engagement

The Committee values a constructive and positive relationship with all its shareholders and their advisers and remains committed to maintaining open and transparent dialogue.

In 2025, shareholder engagement primarily focused on the new Directors’ Remuneration Policy. During the process of developing the new Directors’ Remuneration Policy, we undertook extensive engagement with our shareholders, and their feedback shaped the final proposals in a number of areas. Detail of our engagement process and the impact it had is explained on page 125.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 119

Looking forward to 2026

Remuneration for incoming Chief Financial Officer

The remuneration arrangements for the incoming Chief Financial Officer, Simon Robson, will be disclosed in the 2026 Directors’ Remuneration Report, but are in line with the proposed 2026 Policy.

Salaries for 2026

The Executive Directors will not receive a salary increase. For the CEO, this is consistent with the re-balancing of the package, a core principle underpinning our proposed Policy changes (see page 129 for further detail). In the wider UK business, the average salary increase for 2026 will be 2%.

Performance framework

Each year, the Committee carefully reviews the performance measure framework to ensure it optimally aligns with key priorities from the forward-looking strategy which will drive long-term shareholder value. Having undertaken this review for 2026, including taking on board the input from investors during consultation, the Committee is proposing to update the strategic metrics within the AIP to directly align with our Strategic Framework outlined in detail on page 12. In particular, the strategic metrics focus on growing value in our core business (Assessment & Verification) and delivering on our strategic growth vectors.

In the AIP, we will update the strategic component to carry a 20% weighting (up from 10% in 2025) including 10% based on renewal rates and 5% based on new business growth within Assessments & Verification, and 5% based on growth in our enterprise customer base. These are core annual priorities for the Group as we execute on the strategic framework. In part to reflect the feedback we received in consultation, we have adjusted the LTIP performance metrics so that it will be based fully on financial and shareholder return metrics only, with 40% based on Adjusted Earnings (replacing Adjusted EPS as a more consistent and transparent method to evaluate performance both internally and externally), 40% based on Relative TSR and 20% based on Return on Capital (‘ROC’).

Overall, we believe that the performance framework, including re-prioritising the strategic metrics from the LTIP to the AIP provides the right balance and reflects the views of our shareholders. We will continue to keep the metrics and weightings under regular annual review. No other changes will be made to the AIP or LTIP metrics, which remain closely aligned to financial performance and shareholder value.

Award opportunities for the AIP and LTIP will be in line with the proposed 2026 Policy.

Target-setting for 2026

One of Pearson’s key remuneration principles, which applies across the whole organisation, centres on pay for performance, and this is actively considered by the Committee when determining targets.

For 2026, in line with established practice, a robust target-setting process has been followed, considering Pearson’s strategic plan as well as other relevant factors, such as analyst consensus and shareholder input, to reflect market expectations.

The Committee has a very strong focus on paying only when performance is delivered and setting truly stretching performance targets. This year is no different. In order to reflect the proposed uplift to the CEO’s LTIP award level and the feedback from our shareholders, the stretch of the 2026 LTIP awards have been materially increased. Adjusted earnings growth required for maximum vesting requires annualised growth of c.14%, a material uplift over c.11% for the earnings metric in previous LTIP awards. It is significantly above current market estimates and aligned to upper quartile practice in the FTSE 100. The stretch on the Relative TSR metric is first increased by incorporating the Talent Peer Group as one of the benchmarks, and will now also require upper quintile performance for maximum vesting (from upper quartile previously). ROC stretch has also been increased for the third consecutive year, and has been materially uplifted to 12.3% for Threshold vesting and 16% for Maximum vesting (vs. 11.3% in 2025).

Remuneration across Pearson

Pearson’s remuneration principles are consistent across the organisation and designed to support our culture and to attract and retain talent to execute our strategy. Many of the features of our Directors’ Remuneration Policy apply more broadly; for example, over half of all Pearson employees (c.10,000 employees) participated in the AIP during 2025, which was funded based on similar performance measures as those used for Executive Directors. The Committee receives regular updates on talent matters and wider workforce considerations and rigorously considers the approach to reward throughout the organisation when determining executive remuneration.

Pearson is committed to a transparent and positive relationship with all its stakeholders and will continue to engage widely, as appropriate, going forward. I would like to thank shareholders for their continued support at the 2026 AGM in relation to our 2026 Directors’ Remuneration Report and Directors’ Remuneration Policy.

Sherry Coutu CBE

Chair of Remuneration Committee

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 120

Directors’ Remuneration Committee report continued

2026 Directors’ Remuneration Policy review

Market and Talent Context

To understand the decisions to make changes to our Directors’ Remuneration Policy, it is important to consider the context for remuneration at Pearson and trends in which Pearson operates and the talent markets in which we compete for talent.

Over the last five years, Pearson has transformed in terms of global breadth, scope, scale and performance. This has led to Pearson’s transformation:

•	From a holding company into an operating company.

•	From analogue to digital.

•	From a content publisher to a learning & assessment company.

•	From legacy to a modern, high-performance culture.

Our approach to executive reward is shaped by the characteristics of our business and the talent markets in which we operate. As the world’s lifelong learning company, we are committed to delivering on our mission of helping individuals realise the life they imagine through learning.

Pearson is a global company with over two-thirds of our revenue coming from the US, which continues to be a key growth market. This gives us greater US exposure than almost all other UK-listed companies. Additionally, half of Pearson’s employees and over 60% of the Pearson Executive Management team (PEM) are based in the US. A relatively small proportion of our employees and executive team are based in the UK (just 23% of the PEM as of 31 December 2025, down from over half six years prior to that).

Additionally, we are seeing seismic shifts in the education and work landscape, driving demand for Pearson’s trusted lifelong learning software and services powered by learning science and technology. We have an opportunity to capitalise on these trends and accelerate long-term

Proportion of Revenue from US geographic segment (FTSE 100)*

shareholder value through executing a simple but powerful strategy built on three interconnected pillars: (i) driving performance in our core business, (ii) unlocking execution synergies, and (iii) capitalising on medium-term growth vectors. We have made strong progress to date on our strategic journey and have great conviction in our ability to continue delivering success and driving financial performance and shareholder value. However, to do so, it is critical that we secure the right executive talent.

To ensure we capitalise on this shifting landscape and opportunity, the necessary skills and experience of our leadership talent continues to evolve. It is critical that Pearson secures executive talent who can lead wholesale AI and digital transformation at pace, and acquires expertise and talent found in large technology companies that are particularly at the forefront of AI adoption. Therefore, we must compete for the globally scarce expertise and talent required to implement our strategy, which is predominantly found in large US-based technology companies. Our ability to recruit and retain this talent from this North American market is therefore a critical ingredient if we are to continue to successfully deliver our strategy.

Since 2020, we have refreshed and strengthened our senior management team, with almost all of the senior hires in that period coming from US companies or global companies that offer ‘US style’ packages. For example, in this period we have recruited PEM talent from companies such as Accenture, Hologic Inc, SEMA4, The Trade Desk and Warner Media. Our Chief Executive Omar Abbosh was recruited from Microsoft, one of the world’s largest multinational technology companies. Our previous Chief Executive had led the transformation of Walt Disney’s international business into a digital-first business, and was based in the US.

In addition to talent market considerations, the composition of our shareholder base continued to evolve in 2025, with further growth in North American investors on our share register during the year, who now represent approximately 30% of ownership.

Pearson employee location (data as of 31 December 2025)

*

Based on the publicly disclosed geographic revenue segment which covers the US or Americas as a proportion of disclosed Group revenue. Data for Pearson is based on the year ending 31 December 2025. Data is shown for the FTSE 100 excluding investment trusts, and has been sourced from Datastream and published annual reports as at January 2026.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 121

Pearson’s Talent Peer Group

The development of our proposed changes to the current Remuneration Policy was informed by the recognition of the talent and expertise we require. We therefore identified and constructed a Talent Peer Group, which we believe accurately reflects the market where Pearson needs to successfully compete for executive talent.

The Talent Peer Group comprises companies that are closely aligned with our key talent markets and strategic ambitions, and with which we must compete successfully for executive talent as our business and the external landscape continue to evolve. These are predominantly US-based technology companies at the forefront of AI adoption, as well as B2B services companies.

A summary of the current positioning of the Pearson CEO’s remuneration against this group is set out below. Based on this, the Committee proposes to re-balance the package as described on the following page. It should be noted that we have purposely presented Target Total Remuneration as it more closely and consistently aligns with the Talent Peer Group’s practice, where awards of Restricted Shares are a prevalent practice.

The group comprises the following companies

Accenture*, ADP*, Alphabet Inc*, Amazon.com Inc*, Capgemini SE, Cognizant Technology Solutions Corp, EPAM Systems Inc, FactSet Research Systems Inc, Gartner Inc, IBM Corp*, Informa plc, Meta Platforms Inc*, Microsoft Corp*, Moody’s Corp*, Oracle Corp*, RELX plc, S&P Global Inc*, Salesforce Inc*, SAP SE*, Thomson Reuters Corp*, and Wolters Kluwer N.V.

We recognise that a number of these companies are significantly larger than Pearson and have therefore adopted a sensible and robust methodology when assessing Pearson’s CEO remuneration positioning against this Talent Peer Group. For larger companies in the group (those denoted with * above), we have compared Pearson’s CEO to senior executives reporting into the company’s CEO (and not the CEO role itself). Although this methodology addresses the size differential, it does risk underplaying the complexity of the Pearson Group CEO role (compared to divisional heads).

Pearson CEO 2025 remuneration positioning compared against the Talent Peer Group

The following charts show the positioning of each element of remuneration, based on our previous Policy, against the Talent Peer Group. This data illustrates the challenge the Committee was facing, and which we are seeking to address through a re-balancing of the package described on the following page.

Fixed pay (salary + pension + benefits) is positioned above typical practice	The AIP opportunity is positioned close to the median of a relatively narrow market range	Against a very wide range of market practice, LTIP awards are unsustainably below lower quartile	When combined, this positions Target Total Compensation around lower quartile of the group

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 122

Directors’ Remuneration Committee report continued

Rebalancing the Chief Executive’s total remuneration towards LTIP

Fixed Pay

As shown in the chart to the right, the CEO’s fixed pay is currently positioned towards the upper end of the Talent Peer Group, therefore we have proposed that we more closely align with the Talent Peer Group by reducing the pension element.

The legacy UK approach (16% of salary) will be replaced with a pension entitlement of c.2% of salary (£18,000) allowance which more closely mirrors the quantum of 401k provisions in the Talent Peer Group.

This c.90% reduction in the pension will reduce overall fixed pay by 12% and move the package positioning closer to typical practice in our Talent Peer Group. It also represents a reduction of >30% from the proportion relating to total fixed pay for the previous incumbent in his last year as CEO (FY23).

Consistent with the principle of re-balancing, there will also be no increase to the CEO’s base salary for 2026.

AIP

Practice in the Talent Peer Group showed a relatively narrow range of market practice, with almost all companies setting maximum bonus between 200% and 400% of salary (see chart on previous page). In this context, we are comfortable with our current positioning (300% of salary) and therefore no changes to AIP opportunity have been proposed.

LTIP

As clearly illustrated in the chart on the right, there is a very wide range of practice within the Talent Peer Group. Around half the market tend to grant awards of around 4-12x salary. In the upper half of the Talent Peer Group practice, award levels are significantly higher (c.20x to >40x salary).

Pearson’s current award level is positioned close to the lowest in the Talent Peer Group, which we believe is an unsustainable position when seeking to credibly compete for globally scarce talent in this market. We have therefore proposed an increase to the CEO’s maximum opportunity level from 450% to 850%, making our position and award level more competitive.

It should be emphasised that we are not seeking to match levels seen in the upper half of the Talent Peer Group, but to establish a more credible and sustainable position in the lower half of group practice.

Target Total Compensation

The CEO’s total compensation package is currently positioned towards the lower end of the Talent Peer Group. Note that total compensation is shown at target (not maximum) in order to allow a consistent comparison with practice in the Talent Peer Group where restricted share awards are prevalent practice.

The combination of changes to fixed pay and LTIP will position Pearson more competitively in the Talent Peer Group. This creates a more credible and sustainable position as we seek to effectively compete in this talent market.

Proposal reflects our ongoing commitment to performance alignment

•	Increased weighting of package towards performance. This will align more closely with the Talent Peer Group and would be the package with the highest weighting of performance- related pay in the FTSE 100, creating clear alignment between reward outcomes and performance for shareholders (this is illustrated in the charts on the following page).

•	Increases via LTIP (not AIP). Being long-term, share-based and performance-linked, delivering increases via the LTIP maximises alignment with shareholders.

•	LTIP remaining fully performance-related. Unlike many companies in the Talent Group and a number in the FTSE 100, we are not moving to Restricted Share awards or a ‘hybrid’.

•	Continue to align AIP and LTIP metrics to strategy / KPIs. This includes some minor changes for 2026 to ensure optimal ongoing alignment. This is illustrated on page 128.

•	Commitment to stretching performance targets. We have a track record of setting stretching performance targets, requiring significant outperformance for maximum pay-out. Our pay-outs (as % of maximum) have rarely exceeded median practice across the FTSE 100, even during periods of strong performance. This is further reinforced for 2026 with the following stretch in targets demonstrated:

•	The earnings growth required for maximum vesting (14% p.a.) and threshold vesting (5% p.a.) is respectively over 300bps and 200bps higher than the growth in the earnings metric implied by the maximum and threshold target for the 2025 LTIP award.

•	Compared to the market, a maximum earnings growth of 14% p.a. will position Pearson in the upper quartile for LTIP target ranges in both the FTSE 100 and the Talent Peer Group.

Talent peer group – total fixed pay (CEO)

Talent peer group – LTIP award level

(CEO, multiple of salary)

Talent peer group – target total

compensation CEO

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 123

•	Earnings growth of 14% p.a. is also materially in excess of market expectations for long-term growth implied by current consensus estimates.

•	The stretch of the TSR metric is first increased by incorporating the Talent Peer Group as one of the benchmarks – a group which comprises largely global technology companies at the forefront of AI adoption with a strong track record of performance. Pearson’s outperformance of this group would represent an exceptional level of delivery for our shareholders.

•	In addition, by requiring upper quintile performance for maximum vesting (from upper quartile previously), the stretch of the TSR calibration is further enhanced. It is also noted that our approach to TSR is already more stretching than most of our peers in the Talent Peer Group as a result of not allowing any vesting below median – an important performance principle which we remain committed to.

•	Finally, the stretch of the Return on Capital target range is being increased for the third consecutive year, and requires a material uplift from current ROC levels (ROC was 11.3% in FY25).

Evolution of CEO Pay Mix

The revisions to the Policy will address the Committee’s desire to reinforce Pearson’s pay-for-performance philosophy, by rebalancing the package to favour ‘at risk’ performance based pay.

The Committee considers this to create better alignment with the interests of Pearson’s shareholders:

•	The CEO’s fixed pay reduced from 14% to 8% of the overall pay mix. This represents the low end of FTSE100 as presented to the right.

•	Variable pay increased from 86% to 92% of the overall pay mix and is earned only for delivering against stretching performance targets. This represents the highest proportion of variable pay in the FTSE100 as presented to the right.

•	68% of the package is delivered through share based pay, with a five year time horizon (three year performance period and two year holding period).

Notes:

Target performance assumes 50% payout for AIP and LTIP under boththe 2023 and 2026 Policies.

No share price growth assumptions are included in any scenarios.

5-year evolution of maximum CEO pay mix at Pearson

FTSE 100 (excluding financial services) – mix of package (CEO, at maximum)

The table below outlines the pay mix percentage between fixed pay and variable pay (annual bonus and equity) for FTSE100 CEOs.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 124

Directors’ Remuneration Committee report continued

Q&A with Committee Chair

During our extensive consultation, our shareholders actively engaged and provided important input. Set out below are some of the key questions we received, along with answers from the Committee Chair.

Q. Some of the companies in the Talent Peer Group are significantly larger than Pearson. How can it be right to benchmark the CEO’s pay against these companies?

During this Policy review, the Committee carefully constructed the Talent Peer Group in order to most accurately represent the market in which we compete for executive talent. As with any benchmarking exercise, a degree of judgment is required but we firmly believe that these companies, being predominantly

US-based technology companies at the forefront of AI adoption, as well as B2B services companies, most accurately reflect the market in which Pearson must be able to compete for the skills and experience we need to successfully deliver the strategy. It is consistent with the market we have hired senior executive talent from, including Omar.

Although the companies in the Talent Peer Group optimally represent our talent market, we fully acknowledge that some are substantially larger than Pearson and we have directly addressed this in our methodology. For the majority of companies in the group, we benchmark our CEO against a senior executive reporting into the CEO (which we call a “CEO-1” role) and not against the CEO role itself. The resulting CEO role ‘matches’ genuinely reflect the roles where we might seek to recruit from (or may lose our talent to). One downside of this CEO-1 methodology is that it risks undervaluing the Pearson Group CEO role which is likely to be more complex than some CEO-1 roles in larger companies. However, overall, the methodology allows us to most effectively benchmark against the specific companies which we know best reflect our talent market, whilst accounting for size differences in a responsible and robust way.

As a final observation, the Committee did consider a more ‘conventional’ approach of looking at CEO data in US-listed technology/digital companies of much closer financial size to Pearson, but which unlike the Talent Peer Group did not specifically include the companies which we see as our direct talent peers. The data for this group showed that in order to align with market median, we would need to increase the CEO’s target total compensation to a higher amount (e.g. c.£10m).

This exercise gave the Committee additional assurance of the integrity of our Talent Peer Group approach: We are not simply seeking to ‘match US practice’ but have thought carefully about how best to ensure our package is competitive in Pearson’s specific talent environment.

Q. How does an LTIP award of 850% compare against other FTSE 100 companies?

We recognise that the CEO’s LTIP award of 850% of salary will sit towards the upper end of practice in the FTSE. This is simply a consequence of the commercial reality of positioning the package to be competitive in our talent market. Although Pearson is a UK-listed company within the FTSE 100, a significant portion of our business and our senior executive team is based in the US (see page 120). Our talent market is represented by companies in the Talent Peer Group, and not by companies in the FTSE 100. Provided that we position the CEO’s package responsibly against that Talent Peer Group, the Committee is comfortable with the relativity to the FTSE data.

There are two other ways in which to compare our package with the FTSE 100. First, as shown on page 123, the new Policy will result in a higher weighting towards performance than any other company in the market. In addition, various changes to increase the stretch in targets described on page 122 means we will have some of the most challenging LTIP targets across the FTSE 100.

Q. Should an increase in LTIP quantum be accompanied by an increase in stretch of targets?

This was an issue which the Committee carefully considered during the review. From one perspective, given that the reason for the increase in quantum is to ensure the package is sufficiently market competitive, if targets are stretched too far and become unfeasible, this objective will not be met. It is also the case that the Committee has a strong track record in setting highly stretching LTIP targets at Pearson.

On the other hand, given the uplift to the CEO’s LTIP award level, the Committee determined that it would be appropriate to also increase the stretch of the targets, and we have done so in a number of ways. For example, we have materially increased the growth rate implied by our earnings target to levels aligned to upper quartile practice in the FTSE 100. Introducing the Talent Peer Group and requiring upper quintile performance for maximum vesting has increased the stretch on TSR. Our ROC range has increased for the third consecutive year and would drive material value creation above our cost of capital.

Q. How will the Remuneration Committee guard against incentive outcomes that are misaligned with shareholder experience, in view of significant quantum at stake?

The Committee maintains a robust discretion framework that is considered before any payout outcomes for Executive Directors’ are determined. Specifically, the framework ensures the Committee is satisfied and agree that the incentive outcomes are appropriate and truly reflective of company performance and among other factors, are consistent with the wider stakeholder experience. Further information on our Discretion framework is provided on page 132.

Q. Why did you not propose a ‘hybrid’ long-term structure, given that these are common in your US peers and increasingly seen in the UK market?

As you would expect, during the Policy review we carefully considered a range of options for how the LTIP is structured. It is correct that hybrids are common practice in the US-based contingent of the Talent Peer Group. Ultimately, however, we concluded that at this stage it was appropriate for our incentives to remain fully performance-related, consistent with the Board’s ambitions for growth and in recognition of the increase to award levels. It is an issue that the Committee will keep under review and a hybrid could become an option for Pearson in the future.

Q. How did the shareholder feedback you received influence the final proposals?

For this Policy review, we have continued our long-standing commitment to an ongoing and constructive dialogue with shareholders. As explained on page 125, we conducted a comprehensive multi-phased consultation programme, which ultimately covered our largest 100 shareholders (c.85% of the register) as well as the main proxy voting agencies. Initial feedback from the first phase with our largest holders was positive, with changes to the proposed LTIP metrics being the key response to feedback. As the consultation broadened, the main focus was on the stretch of the LTIP targets, which directly influenced the range of changes we have made to increase stretch in the final proposals. As would be expected, we continue to face into a wide range of different perspectives in our shareholder base. Despite widespread recognition of the issues we face and how we are seeking to address them, including the changes we have made to reflect shareholder input, we acknowledge that a minority of those who engaged in the consultation are unlikely to be able to support the proposed Policy. I would like to thank all those who participated in the engagement process, and to re-affirm our commitment to an ongoing dialogue in the future.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 125

Shareholder engagement

We have a well-established commitment to ongoing dialogue with our shareholders on executive compensation. The following table summarises the extensive engagement we undertook in support of the development of our 2026 Directors’ Remuneration Policy:

Pre-2026 Remuneration Policy consultation

October 2025 Initial soundings taken from top six shareholders (c.50% of share register) to inform thinking and refine Policy proposals.	November 2025 – January 2026 Wider consultation with remaining top 15 shareholders (c.14% of share register) and outreach to major proxy agencies (ISS, IA, Glass Lewis).	January 2026 Engagement with the remaining top 100 shareholders (c.21% of share register) to provide detail on our 2026 Directors’ Remuneration Policy and context for the changes.	February 2026 Re-engaged the Top 15 shareholders to provide more in-depth detail on our target setting principles and approach

Impact on Policy development

The extensive feedback from shareholders directly impacted a number of key aspects of the final Policy. The following were changes we made throughout the process to directly reflect feedback received.

•

Removed the strategic metrics from the LTIP. The strategic metric that was removed from LTIP was introduced to the AIP.

•

Increased the percentage of the LTIP based on financial metrics.

•

Introduced a third Relative TSR peer group in the LTIP against the Talent Peer Group.

•

Increased maximum vesting for TSR from upper quartile to upper quintile ranking.

•

No base salary increases for 2026 to support the rebalancing of remuneration in favour of variable pay.

•

Increased the stretch of the Earnings metric in the LTIP, with maximum vesting requiring c.14% p.a. growth, compared to c.10.9% average in previous awards, and consistent with upper quartile FTSE 100 practice.

•

Increased the stretch of the ROC range for the third consecutive year.

•

For all LTIP metrics, increases to stretch were made during both the January and February engagement phases.

Key themes from engagement

•

In total, approximately 30 separate meetings or online discussions were conducted on the proposals. Overall, we engaged with or received feedback from approximately 85% of the share register.

•

As shown above, we have continued to broaden our engagement in each subsequent outreach to help ensure we can capture as much feedback as possible, while also extending the opportunity for shareholders to provide any new or further feedback on Pearson’s approach.

•

There remains a diverse range of views in our shareholder base. However, of those we have had engagement with, the general sentiment, including almost all of our largest shareholders, has been supportive of our overall approach and changes to the Policy.

•

In the initial phase of the shareholder engagement, we had the opportunity to discuss our changes and feedback was broadly positive. Those we engaged with recognised and acknowledged Pearson’s talent markets and the rationale for pay mix and quantum, expressed support for our incentives remaining fully performance-related and were supportive of the proportional increase to shareholder guidelines reflecting the increase in quantum. There was however, concern around the strategic metrics in the LTIP and the proportionately greater payout on this metric given the quantum increase. In response to these concerns the Committee determined it was appropriate to remove strategic metrics from the LTIP, with payout determined solely on financial performance.

•

The revised Policy proposal was shared with shareholders and proxy agencies in the second phase of shareholder engagement. There were a range of views, some shareholders were uncomfortable in principle with the material increase to quantum, whilst acknowledging the logic behind the proposals and the level of compensation in our identified talent market. Others were highly supportive, with some even encouraging Pearson to consider adopting a hybrid incentive with a material restricted stock component at the same overall quantum (i.e. without applying a discount), citing the typical compensation mix in the talent set we are competing with.

•

We also acknowledge that some shareholders queried how discretion would apply and specifically, how the Committee would guard against payouts that do not feel reflective of the shareholder experience. We maintain a strong and robust discretion framework that is considered when determining any payouts to Executive Directors. One key element of this framework is whether the payout would be consistent with the wider stakeholder experience. In cases where we determine this is not the case, we have the ability to apply discretion and adjust payouts and outcomes to ensure Executive Directors outcomes are appropriate. Further information on our discretion framework is provided on page 132.

•

During the most recent round of engagement on the proposed level of stretch on LTIP targets, the proposals were recognised as being appropriately stretching by the majority of those that responded, particularly with regard to the maximum targets. However, following feedback, the Committee also made further increases in the level of stretch for the threshold targets.

•

The Committee also considered that it would be appropriate to freeze the CEO’s base salary for 2026 as part of the overall rebalancing of remuneration in favour of variable pay.

The Committee would like to thank all those shareholders that have engaged with us during this period. We are committed to an open and ongoing dialogue.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 126

Annual Report on Remuneration – ‘At A Glance’

Strategic highlights

•	Improved Group adjusted operating profit margin to 17.2%.

•	Strong cash performance, with free cash flow of £527m, completed a £350m share buyback and announcement of new £350m share buyback.

•	Continued to lead with the application of innovative technologies, deepening and scaling AI across our offering.

•	Continued enterprise momentum through strategic partnerships to help employees and organisations prepare for the future of work.

AIP outcome

LTIP outcome

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 127

Looking ahead

Chief Executive’s remuneration for 2026

Directors' Remuneration Committee report *continued*

Alignment of performance framework to Pearson's strategy

Objective type	Objective	#	Measure	2026 AIP	2026 LTIP
Financial objectives	Sustainable profitable growth	1	Total shareholder return (TSR)		40%
Financial objectives	Sales	2	Group Sales	30%	
Financial objectives	Adjusted operating profit	3	Adjusted Earnings		40%
Financial objectives	Adjusted operating profit	4	Group Adjusted Operating Profit	30%	
Financial objectives	Free cash flow conversion	5	Free cash flow	20%	
Financial objectives	Return on capital	6	Return on capital		20%
Strategic objectives	**Assessments & Verification:** Driving performance in the core business	1	Businesses rate of renewal and new business growth	15%	
Strategic objectives	**Enterprise Skilling:** targeted market expansion and medium-term growth vectors	2	Number of key enterprise customers	5%

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 129

Summary of our Directors’ Remuneration Policy

The 2026 Directors’ Remuneration Policy will be subject to shareholder approval at the AGM to be held on 1 May 2026. The table below outlines key features of the 2026 Directors’ Remuneration Policy following the Remuneration Committee’s extensive review over the last year. The 2026 Directors’ Remuneration Policy is set out in full on pages 144-152.

	Key features of the 2026 Directors’ Remuneration Policy	Outline of proposed changes for 2026

Base salary	• Base salaries reflect level, role, skills, experience, the competitive market and individual contribution.	No changes to policy.

•

Base salaries are normally reviewed annually, consistent with the framework used to take into account performance and market relativity for salary reviews in the wider business, with any increases normally in line with typical increases awarded to other Group employees.

Allowances and benefits	• Reflects the local competitive market and may include travel-related, health-related and risk-related benefits as well as any other benefits provided to the majority of employees.	No changes to policy.
• The Committee may introduce other benefits if it is considered appropriate to do so.

Retirement benefits

•

Employees in the UK, including Executive Directors, are eligible to join the Money Purchase 2003 Section of the Pearson Pension Plan.

•

The Committee has discretion to put in place retirement benefit arrangements in line with local market practice.

Reduction in Chief Executive pension amount from 16% of salary to align with US 401k pension contributions and limits set by the IRS. For 2026, the pension value will be £18,000 (c.2% of salary).

•

Executive Directors, who opt out of the pension, can receive a cash allowance of up to 16% of base salary, in line with the maximum company contribution as a percentage of salary that UK employees of a similar age are eligible to receive.

No changes for the Chief Financial Officer.

Annual incentive plan	• Maximum opportunity of 300% of salary.	No changes to policy.
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
• Malus and clawback provisions apply.

Long-term incentive plan

•

Policy maximum opportunity of 850% of base salary.

•

Based on the achievement of financial targets (e.g. adjusted earnings and a return measure), shareholder returns (e.g. relative total shareholder return).

Increase in Chief Executive maximum opportunity to 850%, in line with the maximum policy opportunity. For the 2026 LTIP the maximum opportunities are:
	• Payout of 20% of maximum for threshold performance.	• 850% of base salary for the Chief Executive
	• Discretion to adjust formulaic outcome where this does not reflect underlying performance.	• 300% for the Chief Financial Officer[1]
	• Awards are subject to a post-vesting holding period of two years. • Malus and clawback provisions apply.	Removed the performance metrics based on strategic metrics. For 2026, the LTIP metrics will be Relative TSR (40%), Adjusted Earnings (40%), and Return on Capital (20%).

1.	As outlined on page 118, Sally Johnson will not be eligible for the 2026 LTIP.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 130

Directors’ Remuneration Committee report continued

	Key features of the 2026 Directors’ Remuneration Policy	Outline of proposed changes for 2026

Shareholding guidelines

•

Shareholding guidelines will be aligned with the prevailing level of LTIP award for the relevant Executive Director.

•

For 2026, the shareholding in-employment guidelines are:

•

850% for the Chief Executive

•

300% for the Chief Financial Officer

•

Post-employment shareholding guidelines apply.

Increase in current in-employment guidelines for the Chief Executive (850% from 450%). No change for the Chief Financial Officer (300%).

Introduce shareholding guidelines that will be aligned with the prevailing level of LTIP award for the relevant Executive Director.

Chair and NED fees

•

To attract and retain high-calibre individuals, with appropriate or industry-relevant skills, by offering market-competitive fee levels.

•

The Chair and Deputy Chair are paid a single fee for all responsibilities.

No longer require a minimum of 25% of the Chair, Deputy Chair and Non-Executive Directors’ basic fee to be paid in shares.

•

The Non-Executive Directors are paid a basic fee, with Committee Chairs, members of the main Board Committees, and, if relevant, the Senior Independent Director paid an additional fee to reflect their extra responsibilities.

• The Chair, Deputy Chair and Non-Executive Directors receive no other pay or benefits, except for reimbursement of expenses, and do not participate in incentive plans.

NED shareholding guidelines

•

Non-Executive Directors are encouraged to build and retain Pearson shares equivalent to 100% of their basic fee (i.e., single fee for the Chair and Deputy Chair) and to reach the guideline within five years from the later of the date this policy is effective or the date of their appointment,

Introduced a shareholding guideline of 100% of the non-executive directors’ basic fee which they are given five years (from the later the date of this policy is effective or the date of their appointment).

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 131

Implementation in 2026

Base salary

Salaries with effect from 1 April 2026:

•	Omar Abbosh – £1,022,000 (no increase)

•	Sally Johnson – £620,000 (no increase)

Benefits

Travel, health and risk-related benefits in line with Policy

Pension:

•	Omar Abbosh –receives a payment in lieu of pension in line with US 401k pension contributions and limits set by the IRS (£18,000 for 2026)

•	Sally Johnson – receives a payment in lieu of pension at 16% of base salary

Annual Incentive Plan

Maximum opportunities of:

•	300% of base salary for the Chief Executive

•	200% of base salary for the Chief Financial Officer[1]

For 2026, the following balanced mix of financial and strategic measures will be used to determine any payout. As in previous years, we will apply a financial underpin to the strategic measures. The performance targets are considered commercially sensitive and will be disclosed in full retrospectively in next year’s report.

Adjusted operating profit	Sales	Free cash flow	Strategic measures*

30%	30%	20%	20%

*	Split 10% on ‘Assessments & Verification – rates of renewal’, 5% on ‘Assessments & Verification – new business growth’ and 5% on ‘Enterprise Skilling – number of key enterprise customers’.

In line with the Policy, a third of any bonus paid will be deferred into shares for two years if an Executive Director has not met their shareholding guideline.

1.	As outlined on p118, Sally Johnson will not be eligible for the 2026 AIP and 2026 LTIP award.

Long-term incentive Plan

Awards will be made as follows:

•	850% of base salary for the Chief Executive

•	300% of base salary for the Chief Financial Officer[1]

Performance will be measured over the three-year period to 31 December 2028, with any shares vesting subject to an additional two-year holding period. Performance measures and targets for the 2026 award are as follows:

	% of total	Threshold (20% payout)	Stretch (75% payout)	Maximum (100% payout)

Adjusted Earnings (in FY28)	40%	£485m	£537m	£623m

				Upper
Relative TSR	40%	Median	–	Quintile

Return on Capital (in FY28)	20%	12.3%	14.2%	16.0%

Note 1: For Adjusted Earnings and Return on Capital, vesting is on a straight-line basis between Threshold to Stretch and between Stretch and Maximum. For Relative TSR, vesting is on a straight line basis between Threshold and Maximum.

Note 2: 2026 LTIP targets have been set at a USD:GBP exchange rate of 1.35.

Note 3: Relative TSR will be assessed one third against the Talent Peer Group (further information provided on page 121), a third against the FTSE 100 and a third against the S&P 500. Companies within financial services, energy, basic materials, utilities and healthcare sectors will be excluded from the TSR groups.

Chair and NED fees

Fees remain relatively unchanged with the only increase in fees related to the Reputation & Responsibility Committee where the Committee Chair and member fee was increased to £20,000 (from £15,000) and £10,000 (from £8,000), respectively. The 2026 fees are as follows:

•	£500,000 for the Chair

•	£175,000 for the Deputy Chair and Senior Independent Director

•	£70,000 as the base fee for Non-Executive Directors

	Audit Committee	Remuneration Committee	Nomination & Governance Committee	Reputation & Responsibility Committee

Committee Chair	£27,500	£27,500	£15,000	£20,000

Committee member	£15,000	£10,000	£8,000	£10,000

Strategic report Governance report Financial statements Other information Pearson plc Annual report and accounts 2025 Directors’ Remuneration Committee report continued Remuneration principles Pearson’s remuneration principles govern pay for the whole organisation. We have developed remuneration arrangements for our Executive Directors with these principles in mind Aligned to longer-term strategy Reward is linked to achieving Pearson’s longer-term strategy, growth and sustainability Pay for performance Remuneration framework and outcomes are aligned with performance Market competitive Pay levels are market competitive, based on role, grade and contribution, and ensure individuals are fairly rewarded in line with the market Targeted differentiation We operate targeted differentiation of reward across our employees, linked to talent and performance management Tailored Our approach to reward is tailored in certain circumstances to address a specific market/business need, and is consistent with our underlying reward philosophy One part of the employee value proposition Remuneration is one part of our broader employee value proposition – and is not the only reason to work for Pearson Our Directors’ Remuneration Policy and its implementation supports our company purpose of ‘helping people realise the life they imagine through learning’, our strategy and ultimately the delivery of long-term sustainable value for all stakeholders, including our shareholders. Discretion framework When determining performance outcomes, the Remuneration Committee has the ability to adjust payments up or down if it believes that the outcome does not reflect underlying financial or non-financial performance or if such other exceptional factors warrant doing so. In making this determination the Remuneration Committee applies the following framework: What is the formulaic outcome considering performance versus existing targets and underpins Is this consistent with overall company performance? Is this consistent with the wider stakeholder experience? Are there any significant culture, ESG or operational issues to be considered? Are there any one-off or exceptional events to be taken into consideration? Are outcomes appropriate or should an adjustment be considered?

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 133

Workforce remuneration at Pearson

The Committee takes seriously its responsibilities concerning the oversight of remuneration policies and practices for the wider organisation. Our remuneration principles as set out on page 132 are consistent for all our colleagues, and applied depending on business need, level and geography.

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

Annual incentives	Over half of all Pearson employees, around 10,000 colleagues, participate in an Annual Incentive Plan, which is funded based on similar performance measures to the Executive Directors. Several other colleagues (c. 1,500) participate in alternative cash-based annual bonuses, such as sales incentive and commission plans, based on performance targets and profit-shares where required for legislative reasons.

Share incentives

We believe in the importance of aligning the interests of management and our shareholders by delivering a significant proportion of total remuneration in the form of share incentives.

Approximately 600 colleagues (4% of all employees) participate in the annual Long-Term Incentive Plan grant, selected based on their role, performance and potential; with other awards being made from time to time on an ad hoc basis to certain roles based on market need.

Awards for our Executive Directors are made solely in the form of performance shares. However, our Managing Directors and Executive Management team have an equal mix of both performance shares (subject to broadly the same performance conditions as the Executive Directors) and restricted shares, recognising prevailing practice in the markets in which we compete for talent. At other levels, awards are typically made in restricted shares only.

In addition to our Long-Term Incentive Plan, all colleagues have the opportunity to become shareholders and owners of the Company and share in the value they help to create through participation in savings-related share acquisition programmes. Under our ‘Save For Shares’ plan and ‘Employee Stock Purchase Plan’, employees can buy Pearson shares at a discount (20% discount for ‘Save For Shares’ and a 15% discount for the ‘Employee Stock Purchase Plan’, in line with the maximum discounts permitted by HMRC and the IRS respectively). Around a quarter of eligible employees currently save to purchase Pearson shares via our employee share plans, contributing to a strong culture of share ownership.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 134

Directors’ Remuneration Committee report continued

During the year, the Committee received reports from the Chief Executive and Chief Human Resources Officer on pay and conditions across Pearson, and on the recruitment and retention experience. We took these into account when determining executive remuneration. We have established channels in place to inform our colleagues and help them understand how executive remuneration and wider pay policies are aligned. Views and sentiment expressed by colleagues around matters relating to reward and culture are taken into consideration by the Remuneration Committee when determining pay for senior management. During the year, the Board’s approach to employee engagement included in-person, structured sessions, which complemented existing executive employee engagement and provided opportunities for direct engagement by Non-Executive Directors. The Board held three in-person sessions with employees in London and in the US in Hoboken, New Jersey and Boston, Massachusetts, facilitating meaningful interactions between Board members and various groups of employees to hear their thoughts, feedback and questions.

Board members engaged on a variety of topics, including the strategic review process and the clarity of our strategic priorities, the plans for execution and the pace of transformation required, and the importance of company culture. See pages 84 for more on how the Board engages with employees.

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

Sharing in success

Pearson’s remuneration principles are consistent across the organisation and are designed to support our culture, and to make Pearson an employer of choice, able to attract and retain talent to execute our digital-first strategy. Many of the features of our Directors’ Remuneration Policy apply more broadly, and we believe that all our people should have the opportunity to benefit when the Company does well. In particular:

•	2025 was another year of solid performance for the business and this was reflected in the level of funding under the AIP. As noted on page 133, over half of all Pearson employees (c.10,000 employees) benefitted from participating in an AIP during 2025.

•	Similarly, all eligible colleagues, including Executive Directors, can participate in savings-related share acquisition programmes that are not subject to any performance conditions. Around a quarter of eligible employees save to purchase discounted Pearson shares via our employee share plans. At the most recent maturity of our ‘Save For Shares’ plan in 2025, the average gain for a participant was c.£7,300 – allowing those who participated to benefit from the shareholder value they have helped to create over the previous three years.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 135

Remuneration Report for 2025

Certain parts of this report have been audited, as required by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended. The tables subject to audit are marked with an asterisk.

Executive Director ‘single-figure’ remuneration*

The remuneration received by Executive Directors for the financial years ended 31 December 2025 and 31 December 2024 is set out below. The Committee considers that the Directors’ Remuneration Policy operated as intended during 2025.

	Omar Abbosh[1] £000s		Sally Johnson £000s

	2025	2024	2025	2024

Base salary	1,017	982	609	570

Allowances and benefits	86	77	24	16

Retirement benefits	163	157	97	91

Total fixed pay	1,265	1,216	730	677

Annual incentives	1,533	1,878	–	735

Long-term incentives	–	–	–	1,576

Buy-out award[2]	–	13,276	–	–

Total variable pay	1,533	15,154	–	2,311

Total remuneration	2,798	16,370	730	2,988

1.	Omar Abbosh was appointed Chief Executive on 8 January 2024.
2.

The full value of Omar Abbosh’s buy-out award is included in the single-figure of remuneration for 2024 as required by the disclosure regulations. However, it comprises elements that would not be received until 2025 and 2026. The full details of this were disclosed in the previous year’s report.

3.

As explained on page 118 and 137, Sally Johnson’s exit arrangements have been determined in accordance with the Remuneration Policy and therefore she is not eligible for the 2025 AIP and vesting under the 2023 LTIP award.

Notes to single-figure table*

Allowances and benefits

Travel benefits comprise car allowance and reimbursements of a taxable nature resulting from business travel and engagements. Health benefits comprise healthcare, health assessment and dental care. Risk-related benefits comprise life and other insurance policies. In addition to these allowances and benefits, Executive Directors may also participate in company benefit or policy arrangements that have no taxable value and/or are available to all other colleagues in the same location. Sally Johnson’s life cover is arranged under an excepted policy on a similar basis to other employees who were affected by the lifetime allowance and have opted out of the Pearson Pension Plan. 2024 for Omar Abbosh has been restated to include tax paid by the company.

Retirement benefits and entitlements*

Omar Abbosh received a payment in lieu of pension at 16% of their base salary, in line with the pension provision for UK employees of a similar age.

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

Details of the Executive Directors’ pension-related benefits in 2025 are as follows:

	Omar Abbosh £000s	Sally Johnson £000s

Other allowances in lieu of pension	163	97

Accrued pension at 31 December 2025	–	71

Note 1: Other allowances in lieu of pension represent the cash allowances paid.

Note 2: The accrued pension at 31 December 2025 is the deferred pension at 30 September 2022 (date the accrual for the pension ceased) revalued to 31 December 2025 in line with the Plan rules. It relates to the pension payable from the UK Plan. Normal retirement age is 62.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 136

Directors’ Remuneration Committee report continued

Annual Incentive Plan (AIP) – outcome for 2025*

The 2025 AIP was based on a mix of financial (90% weighting) and strategic measures (10% weighting). The following table summarises the performance targets (presented on a consistent basis to the actual results, considering portfolio and currency movements) and performance against these targets, which results in a formulaic outcome of 59.8% of maximum payout.

	% of total	Threshold (25%)	Performance range Target (50%)	Maximum (100%)	Actual results	Payout % of max bonus opportunity

Adjusted operating profit	40%	£585m	£594m	£683m	£614m	24.5%

Sales	30%	£3,541m	£3,566m	£3,757m	£3,577m	15.9%

Free cash flow	20%	£477m	£487m	£578m	£527m	14.4%

Assessments & Verification – rates of renewal[1]	5%	94%	96%	100%	96%	2.5%

Enterprise Skilling – number of key enterprise customers[1]	5%	46	49	55	49	2.5%

	100%			Formulaic outcome		59.8%

					Adjustment	-9.8%

				Final outcome		50.0%

Note 1: Internal Audit provided an independent assessment of the result for the Committee.

Informed by the CEO’s approach to the wider management team, the Committee considered it appropriate to make a discretionary downward adjustment to reduce the final outcome to 50% of maximum. No malus or clawback provisions were used in relation to the 2025 AIP. In accordance with the Policy, Omar Abbosh has satisfied his minimum shareholding requirement and therefore no deferral is required.

Long-term Incentive Plan (LTIP) – vesting outcome for 2025*

The 2023 LTIP award was subject to performance conditions assessed to 31 December 2025. Performance targets were partially met, resulting in the award vesting at 52% of maximum. Vested shares are subject to an additional two-year holding period. In accordance with Sally Johnson’s exit arrangements (as outlined on page 118), her 2025 LTIP award will lapse due to cessation of employment.

The targets and performance against these targets are as follows:

						Performance range				Vesting
	% of total	Threshold	Stretch	Maximum	Payout at threshold	Payout at stretch	Payout at maximum	Actual	% achieved	% of total award

Adjusted EPS	30%	55.0p	65.4p	70.6p	20%	65%	100%	64.5p	61.1%	18.3%

ROC	30%	8.5%	10%	11.5%	20%	65%	100%	11.3%	95.1%	28.5%

Relative TSR vs FTSE100 (excl. certain sectors)	15%	Median	–	Upper quartile	20%	–	100%	Ranked 36 out of 56	0.0%	0.0%

Relative TSR vs S&P 500 (excl. certain sectors)	15%	Median	–	Upper quartile	20%	–	100%	Ranked 147 out of 295	21.1%	3.2%

ESG	10%	Improve gender representation at leadership levels overall vs 2022 (VP and above)	Achieve gender parity at leadership levels in aggregate (VP and above)	Achieve gender parity at all leadership levels (VP and above)	20%	65%	100%	Improve gender representation at leadership levels overall vs 2022 (VP and above)	20.0%	2.0%

	100%								Total	52.0%

The Adjusted EPS target range was adjusted to reflect the impact on the vesting outcome of share buybacks over the performance period. Relative TSR was measured against the constituents of the FTSE 100 and the S&P500 at the start of the performance period.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 137

Omar Abbosh did not participate in the 2023 LTIP and Sally Johnson’s 2023 LTIP award will lapse due to her cessation of employment.

The value of the 2022 LTIP reported in last year’s report for Sally Johnson (£1,565k) was an estimate based on the three-month average share price to 31 December 2024 (1166.0p). The actual values of the 2022 LTIP on the 1 May 2025 vesting date was £1,576k based on a closing share price of 1174.5p.

Long-term incentives awarded in 2025*

The following LTIP awards were granted during the year:

Director	Date of award	Vesting date	Number of shares	Face value	Face value (% of base salary)	Value for threshold performance (% of maximum)[1]	Performance period

Omar Abbosh	1 May 2025	1 May 2028	394,155	£4,599,001	450%	20%	1 Jan 25 – 31 Dec 27

Sally Johnson	1 May 2025	1 May 2028	159,411	£1,860,008	300%	20%	1 Jan 25 – 31 Dec 27

The face value was determined using a share price of 1166.8p, representing the five-day average up to and including 30 April 2025, which is the same as the approach used for the wider employee population. In accordance with Sally Johnson’s exit arrangements (as outlined on page 118), her 2025 LTIP award will lapse on cessation of employment.

The performance measures and targets for this award are as follows:

	% of total	Threshold (20% vesting)	Maximum (100% vesting)

Adjusted EPS (in FY27)	30%	67.0p	85.0p

Return on Capital (in FY27)	30%	10.5%	14.0%

Relative TSR	30%	Median	Upper quartile

Strategic Measure – Assessment & Verification: New Business Growth	10%	£90m	£105m

Note 1: Vesting is on a straight-line basis between Threshold and Maximum.

Note 2: 2025 LTIP targets have been set at an USD:GBP exchange rate of 1.25.

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

Any shares vesting based on performance to 31 December 2027 will be subject to an additional two-year holding period.

Directors’ interests in shares and value of shareholdings*

Shareholding guidelines

Executive Directors are expected to build up a substantial shareholding in Pearson, in line with our policy of encouraging widespread employee share ownership, and to align the interests of Executive Directors and shareholders.

Under the 2023 Directors’ Remuneration Policy, the shareholding guideline is 450% of base salary for the Chief Executive and 300% of base salary for the Chief Financial Officer. Under the proposed 2026 Policy, the shareholding guideline will be set in line with the prevailing level of LTIP award. For 2026, these will be 850% of salary for the Chief Executive and 300% of base salary for the Chief Financial Officer.

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

In 2025, shareholding guidelines did not apply to the Chair, Deputy Chair and Senior Independent Director and Non-Executive Directors. However, a minimum of 25% of the Chair, Deputy Chair and Senior Independent Director and Non-Executive Directors’ basic fee was paid in Pearson shares, which the Chair, Deputy Chair and Senior Independent Director and Non-Executive Directors have committed to retain for the period of their directorships. For 2026, under the proposed 2026 Policy, a shareholding guideline of 100% of the non-executive directors’ basic fee will apply.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 138

Directors’ Remuneration Committee report continued

Directors’ interests

The share interests of the Directors and their connected persons are:

Director	Current shareholding (ordinary shares2)	Conditional shares subject to performance[3]	Conditional shares subject to employment only[4]	Total number of ordinary and conditional shares	Shareholding as% of salary[5]	Shareholding requirement met?

Executive Directors

Omar Abbosh	805,779	865,911	472,952	2,144,642	1,077%	Yes

Sally Johnson	250,602	544,858	–	795,460	421%	Yes

Non-Executive Directors

Omid Kordestani	98,603	–	–	–	–	n/a

Sherry Coutu

CBE	20,672	–	–	–	–	n/a

Alison Dolan	3,879	–	–	–	–	n/a

Alex Hardiman	3,434	–	–	–	–	n/a

Arden Hoffman	875	–	–	–	–	n/a

Esther Lee	6,763	–	–	–	–	n/a

Costis Maglaras	0	–	–	–	–	n/a

Graeme Pitkethly	21,368	–	–	–	–	n/a

Annette Thomas	6,614	–	–	–	–	n/a

Lincoln Wallen	22,740	–	–	–	–	n/a

Note 1: Share interests are shown as at 31 December 2025 or where marked with an asterisk at the date of stepping down from the Board.

Note 2: Ordinary shares include both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange.

Note 3: Conditional shares subject to performance means unvested shares, which are subject to performance conditions and continuing employment for a pre-defined period. This includes the LTIP awards granted in 2023, 2024 and 2025. In accordance with Sally Johnson’s exit arrangements, her conditional shares subject to performance will lapse on cessation of employment.

Note 4: Conditional shares subject to employment only means unvested shares, which are subject to a holding period and / or continued employment only.

Note 5: Shareholding as a % of salary is based on current shareholding and conditional shares subject to employment only. It has been calculated using a three-month average share price to 31 December 2025 of 1041.6p.

Note 6: There have been no other changes in the interests of any Director between 31 December 2025 and 7 March 2026, being the latest practicable date prior to the publication of this report.

Chair, Deputy Chair and Senior Independent Director and Non-Executive Director remuneration in 2025*

The remuneration paid to the Chair, Deputy Chair and Senior Independent Director and Non-Executive Directors for the financial years ended 31 December 2025 and 31 December 2024 is set out below.

			2025			2024

Director £000s	Total fees	Taxable benefits	Total	Total Fees	Taxable benefits	Total

Omid Kordestani	500	17	517	500	45	545

Sherry Coutu CBE	106	14	119	106	17	123

Alison Dolan	95	1	96	92	2	94

Alex Hardiman	94	54	148	93	18	111

Arden Hoffman	50	10	61	–	–	–

Esther Lee	92	20	112	88	15	103

Costis Maglaras	12	0	12	–	–	–

Graeme Pitkethly	175	23	198	152	12	165

Annette Thomas	105	23	127	103	12	115

Lincoln Wallen	94	27	121	93	13	106

Note 1: In 2025, a minimum of 25% of the Chair, Deputy Chair and Senior Independent Director and Non-Executive Directors’ basic fee was paid in shares. For 2026, under the proposed 2026 Policy, a shareholding guideline of 100% of the non-executive directors’ basic fee will apply.

Note 2: Taxable benefits refer to travel, accommodation and subsistence expenses incurred while attending Board meetings during the period that were paid or reimbursed by the company, and which HMRC deems taxable in the UK. 2024 has been restated to include tax paid by the company.

Note 3: Arden Hoffman and Costis Maglaras joined the Board on 1 June 2025 and 1 November 2025 respectively.

Payments to former Directors*

There were no other payments to former Directors in 2025, other than those disclosed in previous Directors’ Remuneration Report.

Payments for loss of office*

There were no payments for loss of office made to or agreed for Directors in 2025.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 139

Service contracts

Terms and conditions of our Directors’ appointments are available for inspection at our registered office during normal business hours and at the AGM. So that appropriate arrangements can be made for shareholders wishing to inspect documents, we request that shareholders contact the Company Secretary by email at companysecretary@ pearson.com in advance of any visit to ensure that access can be arranged.

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

Historical performance and remuneration

Total shareholder return performance

Set out on the right is Pearson’s total shareholder return (TSR) performance, relative to the FTSE All-Share index, on an annual basis over the 10-year period 1 January 2016 to 31 December 2025. We chose this comparison because the FTSE All-Share represents the broad market index within which Pearson shares are traded. TSR is a measure of returns a company provides for shareholders, reflecting share price movements and assuming reinvestment of dividends. Opposite this is a summary of the single figure of total remuneration, and variable pay outcomes, for the Chief Executive over the same 10-year period.

Total Shareholder Return since 2016*

	John Fallon					Andy Bird					Omar Abbosh

	2016	2017	2018	2019	2020	2020	2021	2022	2023	2024	2024	2025

Total remuneration (single figure, £000s)	1,518	1,758	3,094	1,616	855	334	5,167	6,856	11,419	2,588	16,370	2,798

Annual incentive (% of maximum)	24%	44%	45%	Nil	Nil	N/A	63%	76%	85%	64%	64%	50%

Long-term incentive (% of maximum)	Nil	Nil	42%	33%	Nil	N/A	N/A	N/A	85%	75%	N/A	N/A

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

The current dilution from all Pearson plans, executive or discretionary, and shares held in trust is as follows:

Dilution	2025

All Pearson plans	2.5%

Executive or discretionary plans	0.4%

Shares held in trust	0.1%

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 140

Directors’ Remuneration Committee report continued

Comparative information

The following information provides additional context regarding Directors’ total remuneration.

Relative percentage change in remuneration of Directors and employees

The following table sets out the year-on-year percentage change in base salary/fees, allowances and benefits and annual incentives in respect of all Directors during the year, compared to the average percentage change for all employees of Pearson. The figures for all Directors are calculated based on remuneration received in the relevant year as set out in the table on page 135.

While the Committee reviews base pay for the Executive Directors relative to Pearson’s broader employee population, local practices drive our approach to benefits, and we determine eligibility depending on level and individual circumstances, which do not lend themselves to comparison.

			2025			2024			2023			2022			2021

	Base salary/fees	Allowances and benefits	Annual Incentives	Base salary/fees	Allowances and benefits	Annual Incentives	Base salary/fees	Allowances and benefits	Annual Incentives	Base salary/fees	Allowances and benefits	Annual Incentives	Base salary/fees	Allowances and benefits	Annual Incentives

Average employee[1]	3%	4%	8%	5%	12%	-5%	2%	6%	22%	4%	8%	16%	4%	17%	38%

Executive Directors

Omar Abbosh[2]	4%	11%	-18%	–	–	–	–	–	–	–	–	–	–	–	–

Sally Johnson	7%	48%	-100%	3%	0%	-22%	4%	1%	37%	2.5%	0%	24%	1%	–	–

Chair and Non-Executive Directors[3]

Omid Kordestani	0%	-62%	–	0%	-35%	–	0%	78%	–	–	–	–	–	–	–

Sherry Coutu CBE	0%	-20%	–	0%	-24%	–	6%	119%	–	9%	–	–	5%	–	–

Alison Dolan	3%	-63%	–	14%	–	–	–	–	–	–	–	–	–	–	–

Alex Hardiman	1%	199%	–	19%	-39%	–	–	–	–	–	–	–	–	–	–

Arden Hoffman	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

Esther Lee	5%	30%	–	0%	-52%	–	3%	122%	–	–	–	–	–	–	–

Costis Maglaras	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

Graeme Pitkethly	15%	84%	–	44%	22%	–	8%	23%	–	5%	–	–	1%	–	–

Annette Thomas	2%	85%	–	2%	-51%	–	12%	102%	–	7%	–	–	–	–	–

Lincoln Wallen	1%	115%	–	0%	-60%	–	0%	154%	–	0%	–	–	1%	–	–

Note 1: The average employee pay figure is impacted by changes in headcount year-on-year. Actual merit increase budgets for 2025 were 2% in the UK and 2% in the US.

Note 2: Omar Abbosh’s base salary change compares his 2024 part-year base salary with his full year 2025 base salary.

Note 3: Changes in Non-Executive Director fees during the year are a result of changes in Committee Chairs and membership. Allowances and benefits for the Chair and Non-Executive Directors refer to travel, accommodation and subsistence expenses incurred while attending Board meetings that were paid or reimbursed by the company, and which HMRC deems taxable in the UK. In 2021, the impact of the coronavirus pandemic meant that there were very few in-person Board meetings, and as such the benefits figures for these years were negligible. This also meant that for 2022 there is no comparative percentage, as the value in the prior year was zero.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 141

Chief Executive to employee pay ratio

The table below illustrates the ratio of Chief Executive to employee pay for 2025. We use the single total figure of remuneration, compared to the full-time equivalent total reward of employees whose pay is ranked at the 25th, 50th and 75th percentiles (as identified by the gender pay gap methodology) in Great Britain’s (GB) workforce.

			Chief Executive pay ratio

Year	Method	25th percentile	50th percentile	75th percentile

2025	B: Gender pay gap methodology	70.3	51.6	36.2

2024	B: Gender pay gap methodology	534.3	354.9	228.4

2024	B. Gender pay gap methodology (Omar Abbosh 2024 remuneration)	289.0	192.0	123.5

2023	B: Gender pay gap methodology	304.0	209.9	148.5

2022	B: Gender pay gap methodology	214.3	181.3	117.2

2021	B: Gender pay gap methodology	150.1	145.0	88.4

2020	B: Gender pay gap methodology	42.5	31.9	19.5

2019	B: Gender pay gap methodology	65.9	47.2	36.0

•	We used GB gender pay gap data from April 2025 to identify employees at the 25th, 50th and 75th percentiles, and analysed data for employees around each quartile figure to ensure there were no anomalies.

•	Using the gender pay gap data to identify the employees at each pay quartile gives a general representation of the relevant employee population at the year end, and is the most practicable methodology given the timing of the disclosure and determination of remuneration outcomes for the wider workforce.

•	For the employees at each pay quartile, we calculated total remuneration on a similar basis to the Chief Executive’s single figure. We based base salary, pension and benefits on full-year figures taken from payroll. Annual bonus figures are based on the relevant manager recommendations and relate to performance in 2024. None of the employees at the 25th, 50th or 75th percentile had share awards vesting in 2025.

•	Total remuneration figures for the 25th, 50th and 75th percentile employees are: £39,820, £54,182 and £77,820. The respective base salaries are: £36,500, £44,457 and £63,908.

•	We compared total remuneration for each of the identified employees, calculated with reference to 31 December 2025, compared to Omar Abbosh’ remuneration as per the single-figure table on page 135.

•	Omar Abbosh’s was not eligible for the 2023 LTIP and therefore did not receive an LTIP payment in 2025.
•	For 2024, in order to maximise the comparability of the figures, we have also provided the single-figure for Omar Abbosh, with only the value of the buy-out award released to him in 2024 included. As the full value of the buy-out award is required to be included in the single- figure for 2024 (despite awards only being released to Omar Abbosh over the three-year period from 2024 to 2026), using the headline single-figure numbers necessarily results in a higher pay ratio than if calculated by reference to the remuneration actually received by the CEO in respect of 2024. In addition, the statutory basis for the 2024 pay ratio requires the figure for CEO remuneration to be the sum of Omar Abbosh and Andy Bird’s 2024 remuneration, which is not representative of the pay received by any single individual.

•	A significant proportion of the Chief Executive’s pay is linked to performance and, in respect of any LTIP award, share price performance.

•	The median pay ratio is consistent with our wider policies on employee pay, reward and progression. The Committee is focused on ensuring that remuneration for all Pearson colleagues reflects our need to attract and retain the right talent for our digital future.

Relative importance of pay spend

The Committee considers Directors’ remuneration in the context of the company’s allocation and disbursement of resources to different stakeholders. Adjusted operating profit measures Pearson’s ability to reinvest, and dividends are an important element of our return to shareholders.

				Headline change

All figures in £	2025	2024	£m	%

Adjusted operating profit	614	600	14	2%

Dividends	160	156	4	3%

Dividend per share	25.2p	24.0p	1.2p	5%

Share buybacks[1]	352	318	34	11%

Total wages and salaries[2]	1,203	1,188	15	1%

Note 1: The Board approved a £350m share buyback programme in February 2025.

Note 2: Wages and salaries include continuing operations only and include Directors. Average employee numbers for continuing operations for 2025 were 17,062 (2024:17,024). Further details are set out in Note 5 to the financial statements on page 190.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 142

Directors’ Remuneration Committee report continued

The Remuneration Committee in 2025

Role	Name	Title

Chair	Sherry Coutu CBE	Independent Non-Executive Director

Members	Alison Dolan	Independent Non-Executive Director

	Arden Hoffman	Independent Non-Executive Director

	Esther Lee	Independent Non-Executive Director

	Annette Thomas	Independent Non-Executive Director

Internal attendees	Omid Kordestani	Chair

	Omar Abbosh	Chief Executive

	Sally Johnson	Chief Financial Officer

	Ali Bebo	Chief Human Resources Officer

	Graeme Baldwin	Company Secretary

External advisers	Alvarez & Marsal

No individual is present when their own remuneration is discussed.

Advisers to the Remuneration Committee

During 2025, the Remuneration Committee received advice from Alvarez & Marsal (“A&M”), our independent Remuneration Committee advisers. A&M were appointed by the Committee in 2023, following a formal tender process. A&M advises the Committee on market trends and developments, incentive plan design and target setting, investor engagement and other general executive remuneration matters. For provision of these services in 2025, A&M were paid fees of £183,250 (excluding VAT), based on time spent. A&M also provide Pearson management with other remuneration related advice. A&M is a member of the Remuneration Consultants’ Group and adheres to its Code of Conduct. The Committee is satisfied that A&M’s advice was objective and independent. The Committee believes that the A&M engagement partner and team do not have any connections with Pearson or its Directors that may impair its independence.

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

Talent, retention and gender pay gap

Review updates from management on talent, retention and gender pay gap.

Workforce remuneration

Have oversight of workforce remuneration, policies and practice for the wider organisation.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 143

Remuneration Committee meeting focus during 2025

During the year, the Committee undertook the following activities:

•	Reviewed and approved annual and long-term performance and payouts to Executive Directors and senior management for 2024.

•	Reviewed and approved incentive arrangements for Pearson, and how these will apply to Executive Directors and senior management in 2025.

•	Approved the 2024 Directors’ Remuneration Report.

•	Reviewed and approved the changes to the 2026 Directors’ Remuneration policy

•	Engaged extensively with shareholders in advance of and following the 2025 AGM to understand the views of shareholders on the proposed changes to the 2026 Directors’ Remuneration Policy (further detail on this is set out on page 125).

•	Reviewed and considered all feedback received from shareholder engagement exercises as part of the Committee’s discussions and considered ongoing shareholder engagement strategy.

•	Received updates on Pearson’s financial performance and progress against strategic measures. Noted and reviewed the status of in-flight incentives.

•	Received updates on pay and conditions across Pearson, and took these into account when determining executive remuneration.

•	Noted updates on corporate governance, including a review of the 2025 AGM remuneration reporting season, and anticipated areas of focus in 2026.

•	Reviewed Pearson’s UK gender and ethnicity pay gap disclosures and noted actions to address the respective gaps.

•	Noted the activity of the Standing Committee on operating Pearson’s equity-based reward programmes and noted Pearson’s use of equity for employee share plans.

•	Evaluated the Remuneration Committee’s effectiveness and reviewed the Committee’s Terms of Reference.

Committee performance review

The Committee undertakes an annual process to review its performance and effectiveness. For 2025, the Committee performance review was conducted by way of a tailored questionnaire. The process sought views on an anonymous basis from Committee members, the Chief Executive and Chair of the Board, together with other key contributors to the Committee, including the Chief Financial Officer, Chief Human Resources Officer, SVP Reward and external adviser. Topics covered in the performance review included the effectiveness of the Committee, the Committee’s oversight of key areas within its remit, the quality of papers and meeting discussions and the relationships between the Committee and management.

Overall, the Committee was considered to be operating effectively, particularly in relation to the Committee’s delivery of its objectives, with appropriate meeting focus, papers produced to a good standard and high-quality participation and discussion. The composition of the Committee is appropriate and includes the necessary skills. The review recognised the positive relationship with Alvarez & Marsal that continues to evolve well, the thorough and thoughtful service they provide, and the Chair’s leadership in fostering this relationship. There was acknowledgement of the continued focus needed on shareholder engagement to further articulate the pay-for-performance alignment between executive remuneration and shareholders. In 2026, the Committee will continue to focus on ensuring the composition of the Committee remains appropriate.

Voting on remuneration resolutions

The following table summarises votes cast for remuneration resolutions:

	Votes cast for	% of votes cast for	Votes cast against	% of votes cast against	Votes withheld

Annual Report on Remuneration (2025 AGM)	485,861,331	92.43%	39,779,388	7.57%	253,482

Directors’ Remuneration Policy (2023 AGM)	299,899,081	53.63%	259,251,476	46.37%	223,851

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 144

Directors’ Remuneration Committee report continued

2026 Directors’ remuneration policy

The Remuneration Committee presents the 2026 Directors’ remuneration policy (2026 policy), which will be put to shareholders for approval at the AGM to be held on 1 May 2026. Subject to shareholder approval, the effective date of this policy will be 1 May 2026. However, it is proposed, subject to approval at the AGM, that changes to Executive Director incentives be made effective from the start of the 2026 performance periods. The intention of the Committee is that the policy will remain in place for three years from the date of its approval.

Review of the Directors’ remuneration policy

In determining the 2026 policy, the Committee followed a robust process which included discussions on the content of the policy at Remuneration Committee meetings throughout 2025 and in early 2026. The Committee considered the input of management and its independent advisors, while taking steps to ensure any conflicts of interest were appropriately managed. The Committee also sought the views of Pearson’s major shareholders and their advisors, considering all feedback received during the extensive shareholder engagement exercise when finalising the 2026 policy. Further information on the Committee’s decision-making process is set out in the remuneration report.

Changes to policy

The key changes to this 2026 policy compared to the 2023 policy are summarised below:

•	Decrease in Retirement Benefits for the Chief Executive to align with US 401k pension contributions and limits set by the IRS. For 2026, the pension value will be £18,000 (c.2% of salary).

•	Increase in the maximum opportunity under the Long-Term Incentive Plan to 850% of salary.

•	Increase in shareholding guidelines for the Chief Executive to 850% of salary.

•	Introduced a non-executive director shareholding guideline of 100% of their basic fee.

Other minor changes have been made to the drafting of the policy to simplify and aid its operation and to increase clarity.

Policy table for Executive Directors

Total remuneration is made up of fixed and performance-linked elements, with each element supporting different strategic objectives. Remuneration is normally reviewed annually in the context of business performance and conditions prevailing, taking into account pay levels for similar positions in comparable companies as well as internal ratios.

Base salary

Purpose and link to strategy: Helps to recruit, reward and retain; reflects level, role, skills, experience, the competitive market and individual contribution.

Operation	Opportunity	Performance conditions and period

Base salaries are set to provide the appropriate rate of remuneration for the job, taking into account relevant recruitment markets, business sectors and geographic regions.

Base salaries are normally reviewed annually taking into account: general economic and market conditions; the level of increases made across the company as a whole; particular circumstances such as changes in role, responsibilities or organisation; the remuneration and level of increases for executives in similar positions in comparable companies in Pearson’s talent markets which may include the UK, US and internationally; and individual performance.

While there is no maximum salary level or maximum increase that may be offered, salary increases will normally be in line with typical increases awarded to other employees in the Group.

However, increases may be above this level, for example, in circumstances including but not limited to:

•

Where a new Executive Director has been appointed to the Board at a lower than typical market salary to allow for growth in the role then larger increases may be awarded to move salary positioning closer to typical market level as the Executive Director gains experience.

•

Where an Executive Director has been promoted or has had a change in responsibilities.

•

Where there has been a significant change in market practice or where there has been a significant change in the size and/or scope of the business

None, although performance of both the company and the individual are taken into account when determining an appropriate level of base salary increase each year.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 145

Allowance and Benefits

Purpose and link to strategy: Helps to recruit, reward and retain; reflects local competitive market.

Operation	Opportunity	Performance conditions and period

Allowances and benefits comprise cash allowances and non-cash benefits which may include:

•

travel-related benefits (such as car allowance, company car and private use of a driver)

•

health-related benefits (such as healthcare, health assessment and gym subsidy) and

•

risk benefits (such as additional life cover and long-term disability insurance that are not covered by the company’s retirement plans).

Executive Directors are also eligible to participate in savings-related share acquisition programmes, which are not subject to any performance conditions, on the same terms and to the same value as other employees.

Where an Executive Director is required to relocate to perform their role, appropriate one-off or ongoing expatriate/ relocation benefits may be provided (e.g., housing, schooling, etc.).

	The cost of the provision of allowances and benefits varies from year to year depending on the cost to Pearson and there is no prescribed maximum limit. However, the Committee monitors annually the overall cost of the benefits provided, to ensure that it remains appropriate.	Not applicable

Where necessary any benefits may be grossed up for taxes.

The Committee may introduce other benefits if it is considered appropriate to do so, taking into account the individual circumstances, the country of residence of a Director, the benefits available to all employees and the wider external market.

Retirement Benefits

Purpose and link to strategy: Helps to recruit, reward and retain; recognise long-term commitment to the company.

Operation	Opportunity	Performance conditions and period

Employees in the UK are eligible to join the Money Purchase 2003 section of the Pearson Pension Plan. Executive Directors are eligible to join this plan or receive a cash allowance of equivalent or lower value as determined by the Committee.

If any Executive Director is from, or works, outside the UK, the Committee retains a discretion to put in place retirement benefit arrangements for that Director in line with local market practice including defined benefit pension arrangements operated by Pearson locally. The maximum value of such arrangement will reflect local market practice at the relevant time.

The Chief Executive will be entitled to a fixed cash allowance in line with US 401k pension contributions and limits set by the IRS. For 2026 this fixed cash allowance will be £18,000.

The Chief Financial Officer may receive a pension (or cash allowance) of up to 16% of base salary in line with the maximum pension provision for UK employees of a similar age.

Not applicable

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 146

Directors’ Remuneration Committee report continued

Annual Incentive Plan

Purpose and link to strategy: Helps to recruit, reward and retain; motivate the achievement of annual business goals and strategic objectives; provide a focus on key financial and non-financial metrics; reward individual contribution to the success of the company; align to strategy execution priorities.

Operation	Opportunity	Performance conditions and period

Measures and performance targets are typically set by the Committee at the start of the year with payment usually made after year end following the Committee’s assessment of performance relative to targets.

Annual incentive plans are discretionary. The Committee reserves the right to adjust payments up or down if it believes that the outcome does not reflect underlying financial or non-financial performance or if such other exceptional factors warrant doing so.

Where an Executive Director has not met their shareholding guideline, normally a third of any payment would be deferred into Pearson shares for a period of two years.

Participants may receive additional shares representing the gross value of dividends that would have been paid on shares that vest during the vesting period.

The Committee may apply malus and/or clawback for a period of five years in circumstances of financial misstatement, individual misconduct or reputational damage to the company. This five-year period is appropriate as it aligns with the vesting period of incentives and reflects the time during which risks or exposure may materialise.

Annual incentives will not exceed 300% of base salary.

For 2026, the individual maximum incentive opportunity that will apply for the Chief Executive Officer is 300% of base salary and for the Chief Financial Officer is 200% of base salary.[1]

The Committee has the discretion to select the performance measures and relative weightings from year to year to ensure continuing alignment with strategy and to ensure targets are sufficiently stretching. The Committee sets performance targets for each measure annually.

Annual incentives will normally be based on financial and strategic performance targets. Financial metrics will normally account for at least 75% of the total annual opportunity with the remaining portion normally being based on strategic and/or performance against personal objectives. The Committee would intend to consult with shareholders in advance if there was to be a significant change in the weighting of financial and strategic measures.

The plan is designed to incentivise and reward underlying performance.

The proportion of the award that is payable for threshold performance may be up to 25% of the maximum opportunity. 50% of the maximum opportunity is payable for on-target levels of performance.

Actual results may be adjusted to remove the effect of foreign exchange and portfolio changes (acquisitions and disposals) and other relevant factors that the Committee considers do not reflect the underlying performance of the business in the performance year.

Details of performance measures, weightings and targets will be disclosed in the annual remuneration report for the relevant financial year if and to the extent that the Committee deems them not to be commercially sensitive.

The performance period is one year.

1.	As outlined on page 118, Sally Johnson will not be eligible for the 2026 AIP.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 147

Long-term Incentive Plan

Purpose and link to strategy: Helps to recruit, reward and retain; drive long-term earnings, share price growth and value creation; align the interests of executives and shareholders; encourage long-term shareholding and commitment to the company.

Operation	Opportunity	Performance conditions and period

Awards of shares are made on an annual basis, which vest on a sliding scale based on performance against stretching performance targets measured at the end of the three- year performance period.

Awards are normally subject to a post-vesting holding period (on an after tax basis) for two years following the end of the performance period.

Participants may receive additional shares representing the gross value of dividends that would have been paid on shares that vest during the performance period.

The maximum award is 850% of base salary in respect of a financial year.

For 2026, the Chief Executive Officer’s award will be made at 850% of base salary and the Chief Financial Officer’s award at 300% of base salary.[1]

The Committee will determine the performance measures, weightings and targets governing an award of shares prior to grant to ensure continuing alignment with strategy and to ensure that targets are sufficiently stretching.

The Committee establishes a threshold below which no payout is achieved and a maximum at or above which the award pays out in full. The proportion of the award that vests at threshold may be up to 20% of the maximum opportunity.

The Committee reserves the right to adjust the vesting outcome up or down before they are released if it believes that this does not reflect underlying financial or non-financial performance or if such other exceptional factors warrant doing so. In making such adjustments, the Committee is guided by the principle of aligning shareholder and management interests.

The Committee may apply malus and/or clawback for a period of five years from grant in circumstances of financial misstatement, individual misconduct or reputational damage to the company. This five-year period is appropriate as it aligns with the vesting period of incentives and reflects the time during which risks or exposure may materialise.

Awards will normally be subject to the achievement of financial targets (e.g. an earnings measure and a return measure) and shareholder returns (e.g. total shareholder return).

The Committee may determine that different measures or weightings may apply for future awards; however, the Committee would intend to consult with shareholders in advance if there was to be a significant change in the weighting of measures or the performance measures used.

The performance period is three years.

Shareholder guidelines

Purpose and link to strategy: Align the interests of Executives and shareholders and encourage long-term shareholding and commitment to the company.

Operation	Opportunity	Performance conditions and period

Executive Directors are expected to build up a shareholding in the company.

Executive Directors are expected to reach the guideline within five years from the date of appointment.

Post-employment shareholding: Executive Directors are expected to retain their shareholding guideline (or actual holding if lower) for two years following stepping down as an Executive Director. This provision does not apply to any shares purchased by the Executive Director.

	The target holding is aligned to the prevailing level of LTIP award for an Executive Director. For 2026, this will be 850% of base salary for the Chief Executive and 300% of base salary for the Chief Financial Officer.	Not applicable

1.	As outlined on page 118, Sally Johnson will not be eligible for the 2026 LTIP award.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 148

Directors’ Remuneration Committee report continued

Notes to the policy table

Selection of performance measures and target setting

In the selection and weighting of performance measures for the annual and long-term incentive awards, the Committee takes into account Pearson’s strategic objectives and short and long-term business priorities.

Annual incentive plan

For 2026, the Committee identified sales, adjusted operating profit, free cash flow and key strategic measures as being relevant measures of Pearson’s performance against its shorter-term strategic objectives and business priorities. Further details on how these performance measures align to Pearson’s strategy are set out in the remuneration report.

Long- term incentive plan

For 2026 LTIP awards, the Committee has judged the following to be most closely matched to sustained delivery of strategy and alignment with shareholders’ interests:

•

Adjusted earnings (40%) rewards the delivery of the desired outcomes from our strategic growth objectives and is imperative if the company is to improve our total shareholder return and our return on capital.

•

Relative total shareholder return (40%) is used as the Committee believes, in line with many of our shareholders, that part of Executive Directors’ rewards should be linked to long-term performance relative to comparable global companies.

•

Return on capital (20%) is a measure of how efficiently Pearson generates returns from its asset base and is considered a fair and robust assessment of management’s performance given the current structure of the business.

Performance targets are set to provide a careful balance between upside opportunity and downside risk and are normally set in accordance with the company’s operating and strategic plans, while also considering analyst consensus to reflect market expectations.

Pre-existing commitments

The Committee reserves the right to make remuneration payments and payments for loss of office (which includes exercising related discretions) that are not in line with this policy if the terms of the payment were agreed:

•	before the policy came into effect, if the payment was agreed or made in line with the policy in force at the time or was otherwise approved by shareholders; and

•	at a time when the recipient was not subject to the policy, provided the Committee does not consider the payment to have been made in consideration of the recipient becoming subject to the policy.

For these purposes ‘payment’ means any payment that would otherwise be subject to the policy and, in relation to a share award, will not be considered to have been ‘agreed’ any later than the date of grant.

Remuneration policy for other employees

Pearson has a set of remuneration principles that govern pay for the whole organisation, although how these principles are applied varies by business need, level and geography as required. The key difference in remuneration for Executive Directors compared to the approach to remuneration across the workforce is that remuneration for Executive Directors is more heavily weighted towards variable pay and linked to the delivery of Pearson’s strategic objectives and short and long-term business priorities.

Further details on remuneration across the workforce at Pearson are set out in the remuneration report on page 133.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 149

The charts below illustrate what each Executive Director could expect to receive under the 2026 Policy in different performance scenarios. The relative weighting of fixed and performance-related remuneration and the absolute size of the remuneration packages for the Chief Executive and the Chief Financial Officer is shown. Consistent with its policy, the Committee places considerable emphasis on the performance-linked elements (the annual and long-term incentives) and will continue to review the mix of fixed and performance-linked remuneration on an annual basis.

Chief Executive £000	Chief Financial Officer £000

Performance scenario	Elements of remuneration and assumptions

Maximum plus 50% share price appreciation

●

Fixed pay

●

Maximum individual annual incentive (300% of base salary for Chief Executive and 200% of salary for Chief Financial Officer)

●

Maximum value of 2026 LTIP award (850% for Chief Executive and 300% of salary for Chief Financial Officer) with 50% share price growth assumed

Maximum

●

Fixed pay

●

Maximum individual annual incentive (300% of base salary for Chief Executive and 200% of salary for Chief Financial Officer)

●

Maximum value of 2026 LTIP award (850% for Chief Executive and 300% of salary for Chief Financial Officer) with no share price growth assumed

Target	● Fixed pay ● 50% of the maximum individual annual incentive ● 50% of the maximum value of 2026 long-term incentive award with no share price growth assumed

Minimum	● Fixed pay only

Note 1: Fixed pay includes 2026 base salary (£1,022,000 for the Chief Executive and £620,000 for the Chief Financial Officer), allowances and benefits (calculated as the actual amounts incurred in the 2025 financial year) and retirement benefits (for the Chief Executive is fixed for 2026 at £18,000 and for the Chief Financial Officer at 16% of their base salary).

Note 2: The Chief Financial Officer performance scenarios is illustrative and based on what Sally Johnson’s arrangements would have been if she remained eligible for 2026 AIP and 2026 LTIP award.

Note 3: The value of long-term incentives does not take into account dividend awards that are payable on the release of LTIP shares.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 150

Directors’ Remuneration Committee report continued

Recruitment

The Committee expects any new Executive Directors to be engaged on the same terms and to be awarded variable remuneration within the same normal limits and subject to the same conditions as for the current Executive Directors outlined in the policy.

The maximum level of variable remuneration which may be awarded (excluding any ‘buyout’ awards) in respect of recruitment is in line with the maximum limits under the annual and long-term incentive described in the policy table above.

In setting the basic salary for any new Executive Director, the Committee will apply a level appropriate to recruit a suitable candidate, having regard to the factors set out in the policy table.

The Committee recognises that it cannot always predict accurately the circumstances in which any new Directors may be recruited. The Committee may determine that it is in the interests of the company and shareholders to secure the services of a particular individual which may require the

Committee to take account of the terms of that individual’s existing employment and/or their personal circumstances. The Committee may do this in the following circumstances:

•	Where an individual is relocating in order to take up the role, in which case the company may provide certain benefits such as reasonable relocation expenses, accommodation and assistance with visa applications or other immigration issues and ongoing arrangements such as tax equalisation, annual flights home, schooling and housing allowance.

•	Where an individual is required to forego compensation to take up the appointment or forfeits outstanding variable pay opportunities or contractual rights at a previous employer as a result of appointment, the Committee may offer compensatory payments or awards, in such form as the Committee considers appropriate taking into account all relevant factors including where applicable the form of compensation or awards, expected value and vesting time-frame of forfeited opportunities. The Committee would require reasonable evidence of the nature and value of any foregone or forfeited amounts and would, to the extent practicable, ensure any compensation was provided on a like-for-like basis and was no more valuable than the foregone or forfeited amounts.

•	Where an individual incurs legal or other professional fees in connection with their appointment as an Executive Director, the Committee retains the discretion to compensate for these.

In making any decision on any aspect of the remuneration package for a new recruit, the Committee would balance shareholder expectations, current best practice and the requirements of any new recruit and would strive not to pay more than is necessary to achieve the recruitment. The Committee would disclose full details of the terms of the package of any new recruit in the next annual remuneration report.

Where an existing employee of the company is promoted to the Board, the company may honour all existing contractual commitments including any outstanding share awards and benefits, including retirement benefits.

Pearson expects any new Chair or Non-Executive Director to be engaged on terms that are consistent with the general remuneration principles outlined in the relevant sections of this Policy.

Service contracts and termination provisions

In accordance with long established policy, all Executive Directors have service agreements under which, other than by termination in accordance with the terms of these agreements, employment continues indefinitely.

There are no special provisions for notice or non-share-based compensation in the event of a change of control of Pearson.

The Chair and other Non-Executive Directors serve under letters of appointment.

It is the company’s policy that the company may terminate the Chair’s letter of appointment and the Executive Directors’ service agreements by giving no more than 12 months’ notice.

Other Non-Executive Directors letters of appointment do not contain provision for notice periods or compensation if their appointments are terminated.

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

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 151

Share awards

On cessation of employment, treatment of unvested shares awards will be determined based on the rules of Pearson’s share plans.

In respect of unvested deferred annual incentive awards, these will ordinarily subsist, except in circumstances where an individual is summarily dismissed. Awards would ordinarily vest on the original vesting date or be released in line with normal time horizons unless determined otherwise by the Committee.

In respect of unvested long-term incentive awards, unless otherwise provided for under the rules of Pearson’s discretionary share plans, Executive Directors’ entitlements would lapse automatically. In the case of death, injury, disability, ill-health or redundancy (as determined by the Committee), where a participant’s employing business ceases to be part of Pearson, or any other reason if the Committee so decides in its absolute discretion:

•	awards will stay in force as if the participant had not ceased employment and shall ordinarily vest on the original vesting date/ be released in line with normal time horizons subject to performance conditions.

•	the number of shares that are released shall be pro-rated for the period of the participant’s service in the vesting period (although the Committee may in its absolute discretion waive or vary the pro-rating).

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

Annual bonus

On cessation of employment, Executive Directors may, at the Committee’s discretion, retain entitlement to a pro rata annual incentive for their period of service in the financial year prior to their leaving date. Such payout will normally be calculated in good faith on the same terms and paid at the same time as for continuing Executive Directors.

Other elements of remuneration

Eligibility for allowances and benefits including retirement benefits (other than pension payments in connection with subsequent retirement) normally ceases on retirement or on the termination of employment for any other reason.

The termination provisions described above may be varied to the extent necessary to comply with applicable laws, including taxation laws in the United States.

Individual service agreements and letters of appointment

Details of each individual’s arrangement are outlined in the table below. Employment agreements for other employees are determined according to local labour law and market practice.

Position	Date of letter / agreement	Notice period	Compensation on termination of employment by the company without notice or cause

Chair	Omid Kordestani, 16 December 2021	12 months from the Director; 12 months from the company	Payment in lieu of notice of 100% of annual fees at the date of termination

Executive Directors	Omar Abbosh, 19 September 2023 Sally Johnson, 15 January 2020	6 months from the Director; 12 months from the company	Payment in lieu of notice of 100% of annual salary at the date of termination and the annual cost of pension and all other benefits

Note 1: Under payment in lieu of notice, the annual cost of pension for Executive Directors is normally calculated as the sum, where applicable, of: an amount equal to the company’s cost of providing the Executive’s pension under the pension plan based on the Future Service Company Contribution Rate for the relevant section of the pension plan as stated in the most recent actuarial valuation (as at the date of termination of employment) as limited by the earnings cap, and any cash allowance in lieu of pension or to take account of the fact that pension benefits and life assurance cover are restricted by the earnings cap.

Executive Directors’ non-Executive Directorships

The Committee’s policy is that Executive Directors may, by agreement with the Board, serve as non-executives of other companies and retain any fees payable for their services.

Consideration of employment conditions across Pearson

Under the Committee’s charter and terms of reference, the Committee’s remit includes determining remuneration for the Chief Executive, other Executive Directors and other members of the Pearson Executive Management team. In addition, the Committee’s remit includes oversight of certain remuneration matters below this level and review of remuneration policies and practices across the broader employee population.

When determining remuneration for Executive Directors and other members of the Pearson Executive Management team, the Committee considers reports from the Chief Executive and Chief Human Resources Officer on pay and conditions for the broader employee population, including information on the recruitment and retention of talent, general pay trends in the market and the level of pay increases and incentives across the company as a whole. This helps to ensure that remuneration for senior management is considered in the context of the wider organisation.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 152

Directors’ Remuneration Committee report continued

There are a number of established channels for consulting with employees and employee representative bodies – including trade unions and works councils in some jurisdictions – about the company’s strategy, competitiveness and performance of the business and other matters affecting employees. The views of employees are also sought via the Employee Engagement Network, feedback from which is reported to the Board, and engagement surveys. These activities provide employees with the opportunity to express how they feel about working for Pearson, what they think about the work they do, the opportunities they have and the rewards (including pay and benefits) they get.

The Committee has not consulted directly with employees on the development of the Directors’ remuneration policy.

Consideration of shareholder views

The company consults regularly with shareholders on all matters affecting its strategy and business operations. This includes executive remuneration. Over the last year, whilst developing the 2026 Policy and considering its implementation, the Remuneration Committee has engaged extensively with shareholders to ensure remuneration for Executive Directors is set appropriately, rewards for performance and aligns management with the shareholder experience.

This engagement exercise included writing to and meeting with many of Pearson’s shareholders and their advisors, to seek their input on the proposed changes to the policy. We would like to thank our shareholders for the time they have spent with us in this regard. All feedback received, which reflected a significant range of opinions, was duly considered by the Remuneration Committee as it finalised the 2026 Policy. Further details on the shareholder engagement exercise can be found on pages 125.

The Committee continues to monitor and respond to best practice guidelines published by shareholders and their representative bodies. Pearson remains committed to an open and transparent dialogue with its shareholders.

Policy table for Chair’s and Non-Executive Directors’ remuneration

The table below summarises the policy with respect to remuneration of the Chair and Non-Executive Directors.

Chair and Non-Executive Director remuneration

Purpose and link to strategy: To attract and retain high-calibre individuals, with appropriate experience or industry-relevant skills, by offering market competitive fee levels.

Operation	Opportunity	Performance conditions and period

The Chair and Deputy Chair are paid a single fee for all of their responsibilities.	Fee levels are reviewed on a periodic basis.	None
The Chair and Deputy Chair fee is set at a level that is competitive considering similar positions in comparable companies.

The Non-Executive Directors are paid a basic fee.

The Committee Chairs, members of the main Board Committees and, if relevant, the Senior Independent Director are paid an additional fee to reflect their extra responsibilities. Fees for Non-Executive Directors are determined by the full Board having regard to market practice.

Additional fees or other payments may be paid to reflect additional responsibilities, roles or contribution, as appropriate.

The Chair, Deputy Chair and Non-Executive Directors are not eligible to participate in any annual or long-term incentive, nor are they entitled to any retirement or other employee benefits. Selected benefits may be introduced, if considered appropriate.

The company reimburses travel and other business expenses and any tax incurred thereon, if applicable.

Non-Executive Directors are encouraged to build up and retain Pearson shares equivalent to 100% of their basic fee (i.e., single fee for the Chair and Deputy Chair). Non-Executive Directors’ are encouraged to reach the guideline within five years from the later of the date this policy is effective or the date of their appointment.

The Directors’ Remuneration Report has been approved by the Board on 12 March 2026 and signed on its behalf by:

Sherry Coutu, CBE

Chair of Remuneration Committee

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 153

Additional disclosures

The Directors’ report for the year ended 31 December 2025 is on pages 70-157 of this document.

Set out below is other statutory and regulatory information that Pearson is required to disclose in its Directors’ report.

Going concern

The Directors have confirmed that there are no material uncertainties that cast doubt on the Group’s going concern status and that they have a reasonable expectation that the Group has adequate resources to continue in operational existence beyond 30 June 2027. The consolidated financial statements have therefore been prepared on a going concern basis.

Further details on the procedures undertaken may be found on page 182.

Viability statement

The Board assessed the prospects of the company using the company’s long-range plan. Viability was assessed by considering downside scenarios. Based on the result of these procedures and considering the company’s strong balance sheet, the Directors have a reasonable expectation that Pearson will be able to continue in operation and to meet its liabilities as they fall due over the five-year period ending 31 December 2030. Further details may be found on page 69.

Share capital

Details of share issues and cancellations are given in note 27 to the financial statements on page 217-218. The company has a single class of shares which is divided into ordinary shares of 25p each. The ordinary shares are in registered form. As at 31 December 2025, 635,814,880 ordinary shares were in issue. At the AGM held on 2 May 2025, the company was authorised, subject to certain conditions, to acquire up to 66,657,551 ordinary shares by market purchase and to issue up to 444,383,672 ordinary shares. This authorisation will expire at the close of the AGM on 1 May 2026 or 18 months from the date of the 2025 AGM (whichever is earlier). Shareholders will be asked to renew these authorities, subject to revised caps, at the AGM on 1 May 2026. As at 31 December 2025, 40,264,292 ordinary shares remained under the authority granted at the 2025 AGM.

As at 9 March 2026, 2,112 record holders with registered addresses in the United States held 30,674,553 ADRs which represented 4.87% of the company’s outstanding ordinary shares. Some of these ADRs are held by nominees and so these numbers may not accurately represent the number of shares beneficially owned in the United States.

Share buyback

On 18 March 2025, the company launched a £350m share buyback programme. The programme completed on 10 November 2025 and approximately 32m shares were bought back and cancelled at a cost of £352m. The nominal value of these shares, approximately £8m, was transferred to the capital redemption reserve.

On 21 January 2026, the company announced a further £350m share buyback programme. The programme launched on 21 January 2026 and is expected to end on or before 29 May 2026. The repurchased shares will be cancelled and the nominal value of the shares will be transferred to the capital redemption reserve.

The Board believes that the company’s strategic priorities, combined with the disciplined approach to capital allocation, will enable Pearson to create sustainable, long-term value for every stakeholder.

We have set out clear capital allocation priorities as follows:

•	Maintaining a strong balance sheet and solid investment- grade credit ratings through an appropriate capital structure

•	Focused and disciplined approach to investing in the business to accelerate growth opportunities

•	Delivering shareholder returns through a progressive and sustainable dividend policy

•	Returning surplus cash to shareholders as and when appropriate through buybacks or special dividends

Major shareholders

Information provided to the company pursuant to the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (DTR) is published on a Regulatory Information Service and on the company’s website.

As at 31 December 2025, the company had been notified under DTR 5 of the following holders of significant voting rights in its shares.

	Number of voting rights	Percentage as at date of notification

Cevian Capital II GP Limited	90,120,099	14.17%

BlackRock, Inc.[1]	63,894,697	9.96%

Artisan Partners Limited Partnership	33,783,078	5.04%

Libyan Investment Authority[2]	24,431,000	3.01%

1.	Includes 11,934,078 (1.85%) qualifying financial instruments to which voting rights are attached.
2.

Based on notification to the company dated 7 June 2010. We have not been notified of any change to this holding since that date. Assets belonging to, or owned, held or controlled on 16 September 2011 by the Libyan Investment Authority and located outside Libya on that date, are frozen in accordance with The Libya (Sanctions) (EU Exit) Regulations 2020.

Between 31 December 2025 and 9 March 2026, being the latest practicable date before the publication of this report, the company received further notifications under DTR 5, with the most recent position being as follows:

	Number of voting rights	Percentage as at date of notification

Cevian Capital II GP Limited	114,944,951	18.09%

Artisan Partners Limited Partnership	63,821,238	10.11%

Annual general meeting

The notice convening the AGM, to be held at 10:30am on Friday, 1 May 2026 at 80 Strand, London WC2R 0RL, is contained in a circular to shareholders to be dated 26 March 2026.

Registered auditors

In accordance with section 489 of the Companies Act 2006 (the Act), a resolution proposing the re-appointment of Ernst & Young LLP as auditors to the company will be proposed at the AGM, at a level of remuneration to be agreed by the Audit Committee.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 154

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

Shareholders can declare a final dividend by passing an ordinary resolution but the amount of the dividend cannot exceed the amount recommended by the Board. The Board can pay interim dividends on any class of shares of the amounts and on the dates and for the periods it decides. In all cases, the distributable profits of the company must be sufficient to justify the payment of the relevant dividend.

The Board may, if authorised by an ordinary resolution of the shareholders, offer any shareholder the right to elect to receive new ordinary shares, which will be credited as fully paid, instead of their cash dividend.

Any dividend which has not been claimed for eight years after it became due for payment will be forfeited and will then belong to the company, unless the Directors decide otherwise. We are currently conducting a shareholder tracing programme with Georgeson. For more information please visit plc.pearson. com/investors/shareholders/shares-shareholding.

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

Pearson operates an employee benefit trust to hold shares, pending employees becoming entitled to them under the company’s employee share plans. There were 725,025 shares held as at 31 December 2025. The trust has an independent trustee which has full discretion in relation to the voting of such shares. A dividend waiver operates on the shares held in the trust.

Pearson also operates nominee shareholding arrangements which hold shares on behalf of employees. As at 31 December 2025, there were 1,919,412 shares held in the Corporate Sponsored Nominee account administered by Computershare Investor Services PLC. The beneficial owners of shares held in the Corporate Sponsored Nominee are invited to submit voting instructions online at http://www.investorcentre.co.uk/eproxy. If no instructions are given by the beneficial owner by the date specified, the trustees holding these shares will not exercise the voting rights.

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

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 155

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

If a Director is not re-appointed, they shall, subject to the Articles, retain office until the meeting appoints someone in their place, or, if it does not do so, until the end of the meeting, or, if the meeting is adjourned, the end of the adjourned meeting. Where a Director has been appointed after notice of the AGM has been given, that Director shall retire at the next AGM of which notice is first given after their appointment as Director.

If there is an insufficient number of appointed or re-appointed Directors at any of the company’s AGMs thus rendering the Board inquorate, all Directors shall be automatically re-appointed only for the purposes of filling vacancies and convening general meetings of the company and to perform such duties as are appropriate to maintain the company as a going concern and to enable it to comply with its legal and regulatory obligations. The Directors are required to convene a further general meeting of the company as soon as reasonably practicable to allow new Directors to be appointed, and such Directors who were not appointed at the original general meeting shall subsequently retire.

The company may by ordinary resolution remove any Director before the expiration of their term of office. In addition, the Board may terminate an agreement or arrangement with any Director for the provision of their services to the company.

Powers of the Directors

Subject to the Articles, the Act and any directions given by special resolution, the business of the company will be managed by the Board which may exercise all the powers of the company, including powers relating to the issue and/or buying back of shares by the company (subject to authorisation, and any statutory restrictions or restrictions imposed by shareholders in a general meeting).

Directors’ indemnities

A qualifying third-party indemnity (QTPI), as permitted by the Articles and sections 232 and 234 of the Act, has been granted by the company to each of its Directors. Under the provisions of the QTPI, the company undertakes to indemnify each Director against liability to third parties (excluding criminal and regulatory penalties) and to pay Directors’ costs as incurred, provided that they are reimbursed to the company if the Director is found guilty, the court refuses to grant the relief sought or, in an action brought by the company, judgement is given against the Director. The indemnity has been in force for the financial year ended 31 December 2025 and is currently in force. The company has purchased and maintains Directors’ and Officers’ insurance cover against certain legal liabilities and costs for claims in connection with any act or omission by such Directors and Officers in the execution of their duties.

Significant agreements

The following significant agreements contain provisions entitling the counterparties to exercise termination or other rights in the event of a change of control of the company.

As at 31 December 2025, the Group’s two principal bank facilities (the $1bn revolving credit facility (RCF) agreement, and the subsequently executed $800m RCF agreement) allowed that upon a change of control of the company, any participating bank may require any outstanding advances, together with accrued interest and any other amounts payable in respect of either such facility, and its commitments, to be cancelled, each within 55 days of notification to the banks by the agent. The $1bn facility was undrawn at year end and the $800m facility was £300m drawn at year end. The Group’s outstanding fixed rate notes (see note 18 Borrowings for more information) also contain a provision requiring that, in the event of a change of control which leads to a downgrade in credit rating below Baa3 (Moody’s) or BBB- (Fitch Ratings), the issuing company, Pearson Funding plc, is required to make an offer to investors to repurchase outstanding instruments at par plus accrued interest, which investors are not obliged to accept.

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

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 156

Other statutory information

Other information that is required by the Act and by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) to be included in the Directors’ report, and which is incorporated by reference, can be located as follows:

Summary disclosures index	See more

Dividend recommendation	page 31

Financial instruments and financial risk management	page 206

Important events since year end	page 224

Future development of the business	pages 10-11

Research and development activities	page 16

Employment of disabled persons	page 42

Employee involvement	page 40

Greenhouse gas emissions and energy consumption data	page 50

Statement describing employee engagement	page 21

Statement describing regard to suppliers, customers and other stakeholders’ interests	page 22

With the exception of the dividend waiver described on page 154, there is no information to be disclosed in accordance with UK Listing Rule 6.6.1.

No political donations or contributions were made or expenditure incurred by the company or its subsidiaries during the year.

Our disclosures are consistent with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and are set out on pages 45-49.

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

A process and timetable for the production and approval of this year’s annual report and accounts was agreed by the Board at its meeting in December 2025. The full Board then had the opportunity to review and comment on the report as it progressed.

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

Representatives from the Financial Reporting, Strategy, Investor Relations, Communications, Sustainability, Company Secretarial, Legal, Internal Audit, Risk, HR and Reward teams are involved in the preparation and review of the annual report to ensure a cohesive and balanced approach and, as with all of our financial reporting, a thorough verification of narrative and financial statements is conducted. We also have procedures in place to ensure the timely release of inside information, through our Market Disclosure Committee.

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

Streamlined Energy and Carbon Reporting (SECR)

In line with the requirements set out in the UK Government’s guidance on Streamlined Energy and Carbon Reporting, the following data points representing Pearson’s energy use and associated GHG emissions from electricity and fuel can be found on page 51 in the Sustainability section of this report:

•	Annual global and UK GHG emissions from activities for which the company is responsible, including combustion of fuel and operation of any facility, and the annual emissions from the purchase of electricity, heat, steam or cooling by the company for its own use

•	Underlying global and UK energy use

•	Energy use and GHG emissions figures from previous year

•	Emissions intensity ratio

•	Energy efficiency measures taken throughout the year

Our performance metrics have been calculated with reference to the Greenhouse Gas Protocol, and externally verified.

The external verification statement can be found here: https://plc.pearson.com/en-GB/sustainability/our-sustainability-reporting

Directors in office

The following Directors were in office during the year and up to the date of approval of these financial statements:

O P Abbosh

S L Coutu

A A Dolan

A H Hardiman

A M Hoffman	appointed on 1 June 2025

S K M Johnson

O Kordestani

E S Lee

C Maglaras	appointed on 1 November 2025

G D Pitkethly

A C Thomas

L A Wallen	retired on 31 December 2025

The Directors’ report has been approved by the Board on 12 March 2026 and signed on its behalf by:

Graeme Baldwin

Company Secretary

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 157

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

Directors’ confirmations

Each of the Directors, whose names and functions are listed in the Governance report, confirms that, to the best of their knowledge:

•	The Group financial statements, which have been prepared in accordance with UK-adopted international accounting standards and IFRS Accounting Standards as issued by the IASB, give a true and fair view of the assets, liabilities and financial position of the Group, and of the profit of the Group.

•	The company financial statements, which have been prepared in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework, give a true and fair view of the assets, liabilities and financial position of the company, and of the profit of the company.

•	The Strategic report includes a fair review of the development and performance of the business and the position of the Group and company, together with a description of the principal risks and uncertainties that it faces.

This responsibility statement has been approved by the Board on 12 March 2026 and signed on its behalf by:

Sally Johnson

Chief Financial Officer

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 158

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 159

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 160

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 161

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 162

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 163

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 164

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 165

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 166

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 167

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 168

Consolidated income statement
Year ended 31 December 2025

All figures in £ millions	Notes	2025	2024	2023

Continuing operations

Sales	2,3	3,577	3,552	3,674

Cost of goods sold	4	(1,717)	(1,741)	(1,839)

Gross profit		1,860	1,811	1,835

Operating expenses	4	(1,351)	(1,265)	(1,322)

Other net gains and losses	4	(3)	(7)	(16)

Share of results of joint ventures and associates	12	1	2	1

Operating profit	2	507	541	498

Finance costs	6	(98)	(112)	(81)

Finance income	6	48	81	76

Profit before tax		457	510	493

Income tax	7	(121)	(75)	(113)

Profit for the year		336	435	380

Attributable to:

Equity holders of the company		335	434	378

Non-controlling interest		1	1	2

Earnings per share attributable to equity ho lde rs of the company during the year (expressed in pence per share)

• basic	8	51.4p	64.5p	53.1p

• diluted	8	50.7p	63.5p	52.7p

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 69

Consolidated statement of comprehensive income
Year ended 31 December 2025

All figures in £ millions	Notes	2025	2024	2023

Profit for the year		336	435	380

Items that may be reclassified to the income statement

Net exchange differences on translation of foreign operations		(193)	(35)	(177)

Currency translation adjustment disposed	31	–	–	(122)

Attributable tax	7	–	2	–

Items that are not reclassified to the income statement

Fair value (losses)/gains on other financial assets	15	(7)	(2)	1

Attributable tax	7	–	–	–

Remeasurement of retirement benefit obligations	25	10	5	(85)

Attributable tax	7	(3)	(2)	20

Other comprehensive expense for the year	29	(193)	(32)	(363)

Total comprehensive income for the year		143	403	17

Attributable to:

Equity holders of the company		143	402	16

Non-controlling interest		–	1	1

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 70

Consolidated balance sheet
As at 31 December 2025

All figures in £ millions	Notes	2025	2024

Assets

Non-current assets

Property, plant and equipment	10	210	216

Investment property	10	91	77

Intangible assets	11	3,009	3,026

Investments in joint ventures and associates	12	8	12

Deferred income tax assets	13	58	52

Financial assets – derivative financial instruments	16	14	20

Retirement benefit assets	25	518	491

Other financial assets	15	125	141

Income tax assets	7	–	4

Trade and other receivables	22	105	125

		4,138	4,164

Current assets

Intangible assets – product development	20	822	947

Inventories	21	66	74

Trade and other receivables	22	1,082	1,030

Financial assets – derivative financial instruments	16	2	31

Income tax assets	7	15	103

Cash and cash equivalents (excluding overdrafts)	17	333	543

		2,320	2,728

Assets classified as held for sale		–	–

Total assets		6,458	6,892

Liabilities

Non-current liabilities

Financial liabilities – borrowings	18	(1,419)	(1,157)

Financial liabilities – derivative financial instruments	16	(2)	(4)

Deferred income tax liabilities	13	(89)	(63)

Retirement benefit obligations	25	(36)	(41)

Provisions for other liabilities and charges	23	(12)	(13)

Other liabilities	24	(76)	(83)

		(1,634)	(1,361)

All figures in £ millions	Notes	2025	2024

Current liabilities

Trade and other liabilities	24	(1,043)	(1,054)

Financial liabilities – borrowings	18	(62)	(315)

Financial liabilities – derivative financial instruments	16	(1)	(54)

Income tax liabilities	7	(47)	(32)

Provisions for other liabilities and charges	23	(8)	(23)

		(1,161)	(1,478)

Liabilities classified as held for sale		–	–

Total liabilities		(2,795)	(2,839)

Net assets		3,663	4,053

Equity

Share capital	27	158	166

Share premium	27	2,658	2,649

Treasury shares	28	(9)	(7)

Capital redemption reserve		49	41

Fair value reserve		(21)	(14)

Translation reserve		184	376

Retained earnings		629	827

Total equity attributable to equity holders of the company		3,648	4,038

Non-controlling interest		15	15

Total equity		3,663	4,053

These financial statements have been approved for issue by the Board of Directors on 12 March 2026 and signed on its behalf by
Sally Johnson
Chief Financial Officer
Pearson plc
Registered number: 00053723

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 71

Consolidated statement of changes in equity
Year ended 31 December 2025

			Equity attributable to equity holders of the company

All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

At 1 January 2025	166	2,649	(7)	41	(14)	376	827	4,038	15	4,053

Profit for the year	–	–	–	–	–	–	335	335	1	336

Other comprehensive (expense)/income	–	–	–	–	(7)	(192)	7	(192)	(1)	(193)

Total comprehensive (expense)/income	–	–	–	–	(7)	(192)	342	143	–	143

Equity-settled transactions 1	–	–	–	–	–	–	29	29	–	29

Taxation on equity-settled transactions	–	–	–	–	–	–	(1)	(1)	–	(1)

Issue of ordinary shares under share option schemes	–	9	–	–	–	–	–	9	–	9

Buyback of equity	(8)	–	–	8	–	–	(347)	(347)	–	(347)

Purchase of treasury shares	–	–	(63)	–	–	–	–	(63)	–	(63)

Release of treasury shares	–	–	61	–	–	–	(61)	–	–	–

Dividends	–	–	–	–	–	–	(160)	(160)	–	(160)

At 31 December 2025	158	2,658	(9)	49	(21)	184	629	3,648	15	3,663

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

			Equity attributable to equity holders of the company

All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

At 1 January 2024	174	2,642	(19)	33	(12)	411	745	3,974	14	3,988

Profit for the year	–	–	–	–	–	–	434	434	1	435

Other comprehensive (expense)/income	–	–	–	–	(2)	(35)	5	(32)	–	(32)

Total comprehensive (expense)/income	–	–	–	–	(2)	(35)	439	402	1	403

Equity-settled transactions 1	–	–	–	–	–	–	37	37	–	37

Taxation on equity-settled transactions	–	–	–	–	–	–	11	11	–	11

Issue of ordinary shares under share option schemes	–	7	–	–	–	–	–	7	–	7

Buyback of equity	(8)	–		8	–	–	(204)	(204)	–	(204)

Purchase of treasury shares	–	–	(33)	–	–	–	–	(33)	–	(33)

Release of treasury shares	–	–	45	–	–	–	(45)	–	–	–

Dividends	–	–	–	–	–	–	(156)	(156)	–	(156)

At 31 December 2024	166	2,649	(7)	41	(14)	376	827	4,038	15	4,053

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 7 2

Consolidated statement of changes in equity
continued
Year ended 31 December 2025

			Equity attributable to equity holders of the company

All figures in £ millions	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total equity

At 1 January 2023	179	2,633	(15)	28	(13)	709	881	4,402	13	4,415

Profit for the year	–	–	–	–	–	–	378	378	2	380

Other comprehensive (expense)/income	–	–	–	–	1	(298)	(65)	(362)	(1)	(363)

Total comprehensive (expense)/income	–	–	–	–	1	(298)	313	16	1	17

Equity-settled transactions	–	–	–	–	–	–	40	40	–	40

Taxation on equity-settled transactions	–	–	–	–	–	–	1	1	–	1

Issue of ordinary shares under share option schemes	–	9	–	–	–	–	–	9	–	9

Buyback of equity	(5)	–	–	5	–	–	(304)	(304)	–	(304)

Purchase of treasury shares	–	–	(35)	–	–	–	–	(35)	–	(35)

Release of treasury shares	–	–	31	–	–	–	(31)	–	–	–

Dividends	–	–	–	–	–	–	(155)	(155)	–	(155)

At 31 December 2023	174	2,642	(19)	33	(12)	411	745	3,974	14	3,988

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 73

Consolidated cash flow statement
Year ended 31 December 2025

All figures in £ millions	Notes	2025	2024	2023

Cash flows from operating activities

Profit before tax		457	510	493

Net finance costs		50	31	5

Depreciation and impairment – PPE, investment property and assets held for sale		54	77	90

Amortisation and impairment – software		112	117	123

Amortisation and impairment – acquired intangible assets		41	41	46

Other net gains and losses		3	5	13

Product development capital expenditure		(285)	(284)	(300)

Amortisation and impairment – product development		364	291	284

Share-based payment costs		39	44	40

Change in inventories		5	15	9

Change in trade and other receivables		(104)	32	(24)

Change in trade and other liabilities		35	(99)	(20)

Change in provisions for other liabilities and charges		(19)	(1)	(61)

Other movements		(21)	32	(16)

Net cash generated from operations		731	811	682

Interest paid		(73)	(65)	(60)

Tax paid		(2)	(119)	(97)

Net cash generated from operating activities		656	627	525

Cash flows from investing activities

Acquisition of subsidiaries, net of cash acquired	30	(167)	(39)	(171)

Acquisition of joint ventures and associates		–	–	(5)

Purchase of investments		(5)	(7)	(8)

Purchase of property, plant and equipment and investment property		(29)	(33)	(30)

Purchase of intangible assets		(105)	(91)	(96)

Disposal of subsidiaries, net of cash disposed	31	8	(7)	(38)

All figures in £ millions	Notes	2025	2024	2023

Proceeds from disposal of investments		–	–	7

Proceeds from disposal of property, plant and equipment		3	6	5

Lease receivables repaid including disposals		18	18	15

Interest received		33	20	20

Dividends received		1	2	–

Net cash used in investing activities		(243)	(131)	(301)

Cash flows from financing activities

Proceeds from issue of ordinary shares	27	9	7	9

Buyback of equity	27	(352)	(318)	(186)

Settlement of share-based payments	28	(72)	(40)	(35)

Proceeds from borrowings		1,017	1,265	285

Repayment of borrowings		(974)	(921)	(285)

Repayment of lease liabilities		(77)	(78)	(84)

Dividends paid to company’s shareholders	9	(160)	(156)	(154)

Net cash used in financing activities		(609)	(241)	(450)

Effects of exchange rate changes on cash and cash equivalents		(14)	(21)	(8)

Net (decrease)/increase in cash and cash equivalents		(210)	234	(234)

Cash and cash equivalents at beginning of year		543	309	543

Cash and cash equivalents at end of year	17	333	543	309

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 74

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
These consolidated financial statements were approved for issue by the Board of Directors on 12 March 2026.
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
1. Interpretations and amendments to published standards effective 2025
– No new standards were adopted in 2025.
A number of other new pronouncements are effective from 1 January 2025 but they do not have a material impact on the consolidated financial statements. Additional disclosure has been given where relevant.
2. Standards, interpretations and amendments to published standards that are not yet effective
– The following new accounting standards and amendments to new accounting standards have been issued but are not yet effective and unless otherwise indicated, have been endorsed:

•	Annual improvements to IFRS – Volume 11;

•	Amendments to IFRS 9 and IFRS 7 – ‘Contracts referencing nature-dependent electricity’;

•	Amendments to IFRS 9 and IFRS 7 – ‘Classification and measurement of financial instruments’;

•	IFRS 18 ‘Presentation and disclosure in financial statements’; and

•	IFRS 19 ’Subsidiaries without public accountability: disclosures (not yet endorsed).
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
The Group is currently assessing the impact of the remaining changes to other standards, interpretations and amendments. The Group does not plan to early adopt any of the above new accounting standards or amendments. The Group has not adopted any other standard, amendment or interpretation that has been issued but is not yet effective.
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

•	Intangible assets: acquired intangible assets;

•	Taxation; and

•	Employee benefits: pensions.
The key judgements and key areas of estimation are set out below, as well as in the relevant accounting policies and in the notes to the accounts where appropriate.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 75

1a. Accounting policies
continued

Key judgements

•
The application of tax legislation in relation to provisions for uncertain tax positions. See notes 7 and 33.

•
The Group is eligible to receive the surplus associated with the UK Group Pension Plan in recognising a pension asset. See note 25.

Key areas of estimation

•
The valuation of acquired intangible assets recognised on the acquisition of a business. The valuation is based on a number of assumptions, including estimations of future business performance. See notes 11 and 30.

•
The level of provisions required in relation to uncertain tax positions is complex and each matter is separately assessed. The estimation of future settlement amounts is based on a number of factors including the status of the unresolved matter, clarity of legislation, range of possible outcomes and the statute of limitations. See notes 7 and 33.

•
The determination of the pension cost and defined benefit obligation of the Group’s defined benefit pension schemes depends on the selection of certain assumptions, which include the discount rate, inflation rate, salary growth and longevity. See note 25.

The Group has assessed the impact of the uncertainty presented by the volatile macroeconomic and geo-political
environment on the financial statements, specifically considering the impact on key judgements and significant estimates
along with other areas of increased risk as follows:

•	Financial instruments and hedge accounting; and

•	Translation methodologies.
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
non-controlling
interest is recorded in equity. For purchases from a
non-controlling
interest, the difference between consideration paid and the relevant share acquired of the carrying value of the subsidiary is recorded in equity.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 76

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
3. Group companies
– The results and financial position of all Group companies that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the date of the balance sheet;

•	Income and expenses are translated at average exchange rates; and

•	All resulting exchange differences are recognised as a separate component of equity.
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
The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.32
 (2024: $
1.28
; 2023: $
1.25
) and the
year-end
rate was $
1.35
 (2024:
$1.25; 2023: $1.27).
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

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 77

1a. Accounting policies
continued
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
and t
en years
. The assets are assessed for impairment triggers on an annual basis or when triggering events occur.
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

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 78

Notes to the consolidated financial statements
continued

1a. Accounting policies
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

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 79

1a. Accounting policies
continued

The accounting treatment is summarised as follows:

Typical reason for designation	Reporting of gains and losses on effective portion of the hedge	Reporting of gains and losses on disposal

Net investment hedge

The derivative creates a foreign currency asset or liability which is used to hedge changes in the value of a subsidiary which transacts in that currency.	Recognised in other comprehensive income.	On the disposal of foreign operations or subsidiaries, the accumulated value of gains and losses reported in other comprehensive income is transferred to the income statement.

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
sta
tement, except when the tax relates to items charged or credited directly to equity or other comprehensive income, in
which cas
e the tax is also recognised in equity or other comprehensive income. The Group has applied the exception under IAS 12 to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
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

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 80

Notes to the consolidated financial statements
continued

1a. Accounting policies
continued

Deferred tax assets and liabilities require management judgement and estimation in determining the amounts to be recognised. In particular, when assessing the extent to which deferred tax assets should be recognised, judgement is used when considering the timing of the recognition and estimation is us
ed to determine the level of future taxable income together with any future tax planning strategies (see note 13).
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

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 81

1a. Accounting policies
continued

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

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 82

Notes to the consolidated financial statements
continued

1a. Accounting policies
continued

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
1b. Going concern
In assessing the Group’s ability to continue as a going concern for the period to 30 June 2027, the Board reviewed management’s five-year plan, which was used as the base case. The review included available liquidity throughout the period and headroom against the Group’s two main covenants, which require net debt to EBITDA to be a maximum of four times and interest cover to be at least three times.
At 31 December 2025, the Group had available liquidity o
f c.£
1.3
bn, comprising central cash balances and the undrawn element of its
$
1.8
bn
Revolving Credit Facilities maturing June 2028 and

February 202
9
 but which
hav
e
 options to extend maturity to 2030
. Significant liquidity and covenant headroom was observed throughout the assessment period in this base model.
A severe but plausible scenario was analysed, where the
Group
is impacted by all principal risks in both 2026 and 2027,
in
the period under assessment, adjusted for probability weighting as well as other significant risks. The net impact of the risks modelled was to reduce free cashflow during the 18 month going concern period by

41
%
. Even under a severe downside case, the company would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment.
That is, even before modelling the mitigating effect of actions that management would take if these downside risks were to crystalise.
A reverse stress test was performed to identify the reduction in profit required to exhaust liquidity at 30 June 2027. The model showed that significant profit declines in excess of the severe but plausible scenario were required in both 2026 and 2027 to exhaust liquidity or breach covenants, the likelihood of which was assessed as remote.
The Directors have confirmed that there are no material uncertainties that cast doubt on the Group’s going concern status and that they have a reasonable expectation that the Group has adequate resources to continue in operational existence beyond 30 June 2027. The consolidated financial statements have therefore been
prepared on a going concern basis.
1c. Climate change
The Group has assessed the impacts of climate change on the Group’s financial statements, including our commitment to achieving a 50% reduction in greenhouse gas (GHG) emissions across our operations and supply chain by 2030, and achieve a 90% reduction in GHG emissions across our value chain
and meet our science-based (SBTi approved) net zero target by 2050, and the actions the Group intends to take to achieve those targets. The assessment did not identify any material impact on the Group’s significant judgements or estimates at 31 December 2025, or the assessment of going concern for the period to June 2027 and the Group’s viability over the next five years. Specifically, we have considered the following areas:

•	The physical and transition risks associated with climate change; and

•	The actions the Group is taking to meet its carbon reduction and net zero targets.
As a result, the Group has assessed the impacts of climate change on the financial statements, and in particular, on the following areas:

•	The impact on the Group’s future cash flows, and the resulting impact that such adjustments to our future cash flows would have on the outcome of the annual impairment testing of our goodwill balances (see note 11 for further details), the recognition of deferred tax assets and our assessment of going concern;

•	The carrying value of the Group’s assets, in particular the recoverable amounts of inventories, product development assets, intangible assets and property, plant and equipment; and

•	Any changes to our estimates of the useful economic lives of product development assets, intangible assets and property, plant and equipment.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 83

2. Segment information
There are five main global business units, which are each considered separate operating segments for mana gem
ent and reporting purposes, as these are reported separately to the Group’s chief operating decision-maker, the Pearson Executive Management team. These five business units are Assessment & Qualifications, Virtual Learning, English Language Learning, Higher Education and Enterprise Learning and Skills.
In January 2025, the Group announced that Workforce Skills would evolve to become Enterprise Learning and Skills, incorporating our IT Pro business which was previously within Higher Education. Comparative figures have been restated
to reflect the move between segments, resulting in £45m of sales, £12m of adjusted operating profit and £3m of amortisation, depreciation and impairment being transferred from Higher Education to Enterprise Learning and Skills for the year ended 31 December 2024 and £49m of sales, £14m of adjusted operating profit and £3m of amortisation, depreciation and impairment for the year ended 31 December 2023.
The International Courseware local publishing businesses, which were under strategic review, were previously being managed as a separate business unit, known as Strategic Review. However, following the disposal of the final local courseware publishing businesses in 2023 (see note 31), there are no longer any reported results for the Strategic Review business unit.
The following describes the principal activities of the five main operating segments:

•
Assessment & Qualifications – Pearson Professional Assessments, US Student Assessment, Clinical Assessment, UK GCSE and A Levels and International academic qualifications and associated courseware including the English-speaking Canadian and Australian K-12 businesses, and PDRI;

•	Virtual Learning – Virtual Schools and Online Program Management (up to the point of disposal in 2023);

•	English Language Learning – Pearson Test of English, Institutional Courseware and English Online Solutions;

•	Enterprise Learning & Skills – Vocational qualifications, GED, TalentLens, Faethm, Credly, Pearson College (up to the point of disposal in 2023) and Enterprise content and training; and

•	Higher Education – US, Canadian and International Higher Education Courseware businesses.

The
Pearson
Executive Management team evaluates and allocates resources to operating segments, and evaluates the performance of each of its operating segments on the basis of adjusted operating profit, which is considered to be the segment measure.

			Sales	Adjusted operating profit

	2025	2024	2023	2025	2024	2023

Assessment & Qualifications	1,604	1,591	1,559	361	368	350

Virtual Learning	511	489	616	81	66	76

English Language Learning	405	420	415	50	50	47

Enterprise Learning & Skills 1	282	271	269	29	20	6

Higher Education 1	775	781	806	93	96	96

Strategic Review	–	–	9	–	–	(2)

Total	3,577	3,552	3,674	614	600	573

1. Comparative amounts have been restated to reflect the move between operating segments.
A reconciliation of the operating segments’ measure of profit to profit for the year is provided below:

		2025	2024	2023

Adjusted operating profit		614	600	573

Cost of major reorganisation		–	2	–

Product development impairment		(87)	–	–

Property charges		25	–	(11)

Intangible charges		(42)	(41)	(48)

UK pension discretionary increases		–	(13)	–

Other net gains and losses		(3)	(7)	(16)

Operating profit		507	541	498

Finance costs	6	(98)	(112)	(81)

Finance income	6	48	81	76

Profit before tax		457	510	493

Income tax	7	(121)	(75)	(113)

Profit for the year		336	435	380

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 8 4

Notes to the consolidated financial statements
continued

2. Segment information
continued

There were no material inter-segment sales in either 2025, 2024 or 2023. Corporate costs are allocated to business segments on an appropriate basis depending on the nature of th
e cost and
therefore the total segment result is equal to the Group operating profit.
Other segment disclosures are as follows:

	Amortisation, depreciation, and impairment

All figures in £ millions	2025	2024	2023

Assessment & Qualifications	186	196	196

Virtual Learning	53	64	76

English Language Learning	51	56	58

Enterprise Learning & Skills 1	32	30	28

Higher Education 1	249	180	182

Strategic Review	–	–	3

Total	571	526	543

1. Comparative
amounts
have been restated to reflect the move between operating segments.
Adjusted operating profit is shown in the previous tables as it is the key financial measure used by management to evaluate the performance of the Group. The measure also enables investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, certain property charges, major reorganisation programmes and certain other items that are also not representative of underlying performance, which are explained below and reconciled within this note
.
Cost of major reorganisation – In 2025, there were no costs of major reorganisation. In 2024, there was a release of £2m relating to amounts previously accrued. In 2023, there were no costs of major reorganisation. The costs of these reorganisation programmes are significant enough to exclude from the adjusted operating profit measure so as to better highlight the underlying performance.
Product development impairment charges – In 2025, these relate to the impairment of product development assets as a result of courseware platform convergence (see note 20). There were no such amounts in 2024 or 2023.
Property charges – In 2025, there was gain of £25m, relating to reversals of impairments of property assets that were previously impaired through property charges.
 In 2024, there were no property charges. In 2023, charges of £11m related to impairments of property assets arising from the impact of updates in 2023 to assumptions initially made during the 2022 and 2021 reorganisation programmes.
Intangible charges – These represent amortisation relating to intangibles acquired through business combinations. These amortisatio
n charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in 2025 were £
42
m compared to a charge of £
41
m in 2024. This is due to
increased

amortisation
from recent acquisitions partially offset by decreased amortisation from assets reaching the end of their useful economic lives. In 2023, intangible charges were
£
48
m. In all three years, there were
no
impairment charges.
Other net gains and losses – These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit in order to show the performance of the Group on a more comparable basis year-on-year.
Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses in 2025 relate to the gain on disposal of Copp Clark, a business in our Higher Education division, a fair value gain relating to a previous disposal and costs relating to current and prior year acquisitions and disposals. Other net gains and losses in 2024 relate to costs related to prior year acquisitions and disposals, which were partially offset by a gain on the partial disposal of our investment in an associate. In 2023, they relate to the gain on the disposal of the POLS business and gains related to the release of accruals and a provision related to historical acquisitions, offset by losses on the disposal of Pearson College and costs related to current and prior year disposals and acquisitions.
UK pension discretionary increases – Charges in 2024 relate to one-off
pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis. There were no such awards in 2025 or 2023.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 8 5

2. Segment information
continued
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

			Sales	Non-current assets

All figures in £ millions	2025	2024	2023	2025	2024

UK	510	487	450	516	505

Other European countries	126	120	130	157	160

US	2,400	2,444	2,504	2,287	2,310

Canada	68	68	83	182	174

Asia Pacific	354	313	386	165	169

Other countries	119	120	121	11	13

Total	3,577	3,552	3,674	3,318	3,331

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
3. Revenue from contracts with customers
The tables in notes 2 and 3 show revenue from contracts with customers disaggregated
by operating segment, geography and
business
model. These disaggregation categories are appropriate as they represent the key groupings used in managing and evaluating underlying performance of each of the businesses. The categories also reflect groups of similar types of transactional characteristics, among similar customers, with similar accounting conclusions.
In 2025, the Group has changed how it disaggregates revenue to better align with the current business model and how revenue is managed by the CODM. All comparative disclosures have been
r
e
presen
ted
.
The following table analyses the Group’s revenue streams by business model.

							2025

All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Enterprise Learning & Skills	Higher Education	Strategic Review	Total

Services	1,174	511	186	202	–	–	2,073

Software	229	–	47	69	627	–	972

Print	201	–	172	11	148	–	532

Total	1,604	511	405	282	775	–	3,577

							2024 1

All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Enterprise Learning & Skills	Higher Education	Strategic Review	Total

Services	1,150	489	193	193	–	–	2,025

Software	209	–	49	61	605	–	924

Print	232	–	178	17	176	–	603

Total	1,591	489	420	271	781	–	3,552

1.	Comparative amounts have been restated to reflect the move between operating segments and the change in revenue disaggregation categories.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 8 6

Notes to the consolidated financial statements
continued

3. Revenue from contracts with customers
continued

							2023 1

All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Enterprise Learning & Skills	Higher Education	Strategic Review	Total

Services	1,120	616	194	187	6	–	2,123

Software	202	–	45	65	595	–	907

Pr int	237	–	176	17	205	9	644

Total	1,559	616	415	269	806	9	3,674

1.	Comparative amounts have been restated to reflect the move between operating segments and the change in revenue disaggregation categories.
The following is a description of the nature of the Group’s performance obligations within contracts with customers broken down by revenue stream, along with judgements and estimates made within each of those revenue streams.
Services
Revenue is generated by the provision of services for which human and physical resources are a critical and material component for performance and delivery. Key revenue streams by segment are as follows:

•	Assessment & Qualifications – Pearson Professional Assessment, US Student Assessment and UK & International Qualifications;

•	Virtual Learning – Pearson Virtual Schools (Partner schools) and Online Program Management (up to the point of disposal in 2023);

•	English Language Learning – Pearson Test of English (PTE); and

•	Enterprise Learning & Skills – UK & International Vocational Qualifications.
Revenue for Services is recognised over time as performance against the obligations occurs. The method for assessing the extent of performance against the obligations, and the related revenue recognition method, varies depending upon the revenue stream.
Where revenue is generated from transactions delivering assessments directly to end users, such as Pearson Professional Assessments and PTE, Pearson’s main obligation to the customer involves test delivery and scoring. Test delivery and scoring are defined as a single performance obligation delivered over time whether the test is subsequently manually scored or digitally scored on the day of the assessment. Revenue is recognised when the performance obligation has been completed.
Where revenue is generated from multi-year contractual arrangements related to large-scale assessment delivery, such as US Student Assessment and UK & International Qualifications, a variety of service activities are performed such as test administration, delivery, scoring, operational services and programme management. These services are not treated as distinct in the context of the customer contract as Pearson provides an integrated managed service offering and these activities are accounted for together as one comprehensive performance obligation. Agreements may span multiple years, however, the contract duration has been determined to be each testing cycle based on contract structure, including clauses regarding termination.
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
Revenue is recognised over time, based on the extent of progress towards completion of the performance obligation, as the customer is benefiting through a continuous transfer of control to the customer. The selection of the method to measure progress towards completion requires judgement and is based on the nature of the services provided. A percentage of completion method, calculated using the proportion of the total estimated costs incurred to date, is used to recognise the transfer of control of services as these services are not provided evenly thro ugh
out the testing cycle and involve varying degrees of effort during the contract term.

Strategic report	Governance report	Financial statements	Other info rma tion	Pearson plc Annual report and accounts 2025 1 8 7

3. Revenue from contracts with customers
continued

Where revenue is generated from multi-year contractual arrangements related to large-scale educational service delivery to academic institutions, such as Pearson Virtual Schools, a variety of services are provided such as programme development, student acquisition, education and platform technology, instructional services and various support services. These services are not treated as distinct in the context of the customer contract as Pearson provides an integrated managed service offering and these activities are accounted for together as one comprehensive performance obligation. Agreements may span multiple years, however, the contract duration has been determined to be each academic period based on the structure of contracts, including clauses regarding termination.
Within each academic period, the transaction price may contain both fixed and variable amounts which require estimation during the academic period. Estimation is required where consideration is based upon average enrolments or other metrics which are not known at the start of the academic year. Variable consideration is measured using the expected value method. Historical experience, current trends, local circumstances and customer specific funding formulas are considered in estimating and constraining variable consideration. To the extent that a higher degree of uncertainty exists regarding variable consideration, these amounts are excluded from the transaction price and recognised when the uncertainty is reasonably removed.
Revenue is recognised over time, based on the extent of progress towards completion of the performance obligation, as the customer is benefiting through a continuous transfer of control to the customer. The selection of the method to measure progress towards completion requires judgement and is based on the nature of the services provided. Within the comprehensive service obligation, the timing of services occurs relatively evenly over each academic period and, as such, time elapsed is used to recognise the transfer of control to the customer on a straight-line basis.
For all Services contracts, contract losses are
determined
to be the amount by which estimated total costs of the contract exceed the estimated total revenue that will be generated, any such losses on contracts are recognised in the period in which the loss first becomes foreseeable. In addition, customer payments are defined in the contract through a payment schedule which may result in revenue being deferred or accrued. Where there is a delay between the rendering of services and payment, or vice versa, the length of time between payment and delivery of the performance obligations is generally short-term in nature or the reason for early payment relates to reasons other than financing. For these reasons and the use of the practical expedient on short-term financing, significant financing components are not recognised within Services transactions.
Software
Revenue is generated from the provision of a service that is largely performed and delivered by technology, or from the sale of product that is primarily delivered digitally. This includes digital courseware, digital learning products (including Certiport) and digital clinical products.
Revenue from the sale of digital courseware, learning and clinical products is recognised on a straight-line basis over the contract period, unless hosted by a third party or representative of a downloadable product, in which case Pearson has no ongoing obligation and recognises revenue when control transfers as the customer is granted access to the digital product.
Revenue from the sale of
‘off-the-shelf’
software is recognised on delivery or on installation of the software where that is a condition of the contract. In certain circumstances, where installation is complex, revenue is recognised when the customer has completed their acceptance procedures.
While payment for software can occur at the start of the arrangements, the length of time between payment and delivery of the performance obligations is generally short-term in nature or the reason for early payment relates to reasons other than financing. For these reasons and the use of the practical expedient on short-term financing, significant financing components are not recognised within Software transactions.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 188

Notes to the consolidated financial statements
continued

3. Revenue from contracts with customers
continued

Print
Revenue is generated from the sale of physical products including printed courseware and clinical assessment physical products.
Revenue from the sale of physical products is recognised at a point in time when control passes. This is generally at the point of shipment when title passes to the customer, when the Group has a present right to payment and the significant risks and rewards of ownership have passed to the customer. Revenue from physical books sold through the direct print rental method is recognised over the rental period, as the customer is simultaneously receiving and consuming the benefits of this rental service through the passage of time.
In determining the transaction price, variable consideration exists in the form of discounts and anticipated returns. Discounts reduce the transaction price on a given transaction. A provision for anticipated returns is made based primarily on historical return rates, customer buying patterns and retailer behaviours including stock levels. If these estimates do not reflect actual returns in future periods then revenue could be understated or overstated for a particular period. Variable consideration as described above is determined using the expected value approach. The sales return liability at the end of 2025 was £19m (2024: £27m; 2023: £31m).
Print products may be sold separately or purchased together with software and / or services in bundled packages. The goods and services included in bundled arrangements are generally considered distinct performance obligations and the transaction price is allocated between the distinct performance obligations on the basis of their relative standalone selling prices. For the purposes of revenue disaggregation disclosures, bundles which include print products are categorised as Print.
Contract balances
Transactions within the Software revenue stream generally entail customer billings at or near the contract’s inception and accordingly Software deferred income balances are primarily related to subscription performance obligations to be delivered over time.
Transactions within the Services revenue streams generally entail customer
billings over time based on periodic intervals, progress towards milestones or enrolment census dates. As the performance obligations within these arrangements are delivered over time, the extent of accrued income or deferred income will ultimately depend upon the difference between revenue recognised and billings to date.
Refer to note 22 for opening and closing balances of accrued income. Refer to note 24 for opening and closing balances of deferred income. Revenue recognised during the period from changes in deferred income was driven primarily by the release of revenue over time from the items described above.
The Group capitalises incremental costs to obtain contracts with customers
where it is expected these costs will be recoverable. Incremental costs to obtain contracts with customers are considered those which would not have been incurred if the contract had not been obtained. For the Group, these costs relate primarily to sales commissions and royalty payments. The Group has elected to use the practical expedient as allowable by IFRS 15 whereby such costs will be expensed as incurred where the expected amortisation period is one year or less. Where the amortisation period is greater than one year, these costs are amortised over the contract term on a systematic basis consistent with the transfer of the underlying goods and services within the contract to which these costs relate, which will generally be on a rateable basis. The Group does not recognise any material costs to fulfil contracts with customers except those
governed by other accounting standards.
Remaining transaction price
The Group engages in contracts which span multiple periods, the aggregate amount of the transaction price which is allocated to unsatisfied or partially unsatisfied performance obligations is £980m (2024: £876m; 2023: £934m), of which £389m (2024: £391m; 2023: £368m) has been recognised on the balance sheet as deferred income. In 2025, £853m of the remaining transaction price is expected to be recognised as revenue during 2026, £100m during 2027 and £27m thereafter. The equivalent comparative amounts for 2024 are £775m, £73m and £28m, and for 2023 are £796m, £110m and £28m.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 89

4. Operating expenses

All figures in £ millions	2025	2024	2023

By function:

Cost of goods sold	1,717	1,741	1,839

Operating expenses

Distribution costs	38	43	47

Selling, marketing and product development costs	525	510	549

Administrative and other expenses	733	754	767

Reorganisation costs	–	(2)	–

Product development impairment	87	–	–

Other income	(32)	(40)	(41)

Total net operating expenses	1,351	1,265	1,322

Other net gains and losses	3	7	16

Total	3,071	3,013	3,177

Other income includes freight income and sublet income. Included in administrative and other expenses are research and efficacy costs of
£
8
m (2024: £6m; 2023: £8m).
Other net gains and losses in 2025
relate to the gain on disposal of Copp Clark, a business in our Higher Education division, a fair value gain relating to a previous disposal and costs relating to current and prior year acquisitions and disposals. In 2024, they relate to costs related to prior year acquisitions and disposals, partially offset by a gain on the partial disposal of our investment in an associate. In 2023, other net gains and losses relate to the gain on the disposal of the Pearson Online Learning Services business and gains related to the release of accruals and a provision related to historical acquisitions, offset by losses on the disposal of Pearson College and costs related to current and prior year disposals and acquisitions.
Cost of major reorganisation – In 2025, there were no costs of major reorganisation. In 2024, there was a release o
f £2m
relating to amounts previously accrued. In 2023, there were

no
c
osts of major reorganisation. The costs of these reorganisation programmes are significant enough to exclude from the adjusted operating profit measure so as to better highlight the underlying performance.
Product development impairment charges – In 2025, these relate to the impairment of product development assets as a result of courseware platform convergence (see note 20). There were no such amounts in 2024 or 2023.
In 2025
, a gain of £25m relates to reversals of impairments of property assets that were previously impaired through property charges, and are included within administrative and other expenses. There are no such amounts in 2024. In

2023
, charges of £
11
m relating to impairments of property assets arising from the impact of updates to assumptions made during the
2022
and
2021
reorganisation programmes
which
are included within administrative and other expenses.

All figures in £ millions	Notes	2025	2024	2023

By nature:

Royalties expensed		162	162	164

Other product costs		354	371	393

Employee benefit expense	5	1,423	1,411	1,467

Contract labour		29	56	70

Employee-related expense		47	53	60

Promotional costs		126	113	146

Depreciation and impairment of property, plant and equipment and investment property and assets held for sale 1	10	54	77	90

Amortisation and impairment of intangible assets – product development	20	364	291	284

Amortisation and impairment of intangible assets – software	11	112	117	123

Amortisation and impairment of intangible assets – other	11	41	41	46

Property and facilities		68	70	82

Technology and communications		218	215	215

Professional and outsourced services		424	395	443

Other general and administrative costs		92	72	43

Costs capitalised 2		(414)	(398)	(424)

Other net gains and losses		3	7	16

Other income		(32)	(40)	(41)

Total		3,071	3,013	3,177

1.	Includes £3m (2024: £nil; 2023: £nil) of impairment reversals in respect of assets held for sale.
2.	Costs capitalised relate primarily to employee costs.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 90

Notes to the consolidated financial statements
continued

4. Operating expenses
continued

During the year the Group obtained the following services from the Group’s auditors:

All figures in £ millions	2025	2024	2023

The audit of parent company and consolidated financial statements	7	7	8

The audit of the company’s subsidiaries	2	2	2

Total audit fees	9	9	10

Audit-related and other assurance services	–	–	–

Other non-audit services	–	–	–

Total other services	–	–	–

Total non-audit services	–	–	–

Total 1	9	9	10

Reconciliation between audit and
non-audit
service fees is shown below:

All figures in £ millions	2025	2024	2023

Group audit fees including fees for attestation under section 404 of the Sarbanes-Oxley Act	9	9	10

Non-audit fees	–	–	–

Total	9	9	10

1.
Includes fees in connection with the interim review, UK-required preliminary announcement procedures and elements of the controls audit required under Section 404 of the Sarbanes Oxley Act. In total this amounted to £1m in each of the years presented.

In 2025, 2024 and 2023, the external auditor performed several permitted other non-audit
services. In all years the fees rounded to £nil.
5. Employee information

All figures in £ millions	Notes	2025	2024	2023

Employee benefit expense

Wages and salaries (including termination costs)		1,203	1,188	1,252

Social security costs		113	100	107

Share-based payment costs	26	39	42	37

Retirement benefits – defined contribution plans	25	41	41	45

Retirement benefits – defined benefit plans	25	27	40	26

Total		1,423	1,411	1,467

In 2025, there were no additional share-based payment costs
 (2024: £2m; 2023: £3m) in respect of remuneration for post-acquisition services for recent acquisitions included in other net gains and losses in the income statement.
The details of the emoluments of the Directors of Pearson plc are shown in the report on Directors’ remuneration.

Average number employed	2025	2024	2023

Employee numbers

UK	2,830	2,798	3,045

Other European countries	675	681	633

US	9,336	9,258	10,125

Canada	306	315	398

Asia Pacific	3,081	3,111	3,257

Other countries	834	861	902

Total	17,062	17,024	18,360

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 91

6
. Net finance costs

All figures in £ millions	Notes	2025	2024	2023

Interest payable on financial liabilities at amortised cost and associated derivatives		(51)	(48)	(34)

Interest on lease liabilities	34	(20)	(22)	(23)

Interest on deferred and contingent consideration		(1)	(2)	(4)

Fair value movements on investments held at fair value	15	(7)	(11)	–

Net foreign exchange losses		(7)	(3)	–

Interest on provisions for uncertain tax positions		(3)	(7)	–

Fair value movement on derivatives		(9)	(19)	(20)

Finance costs		(98)	(112)	(81)

Interest receivable on financial assets at amortised cost		14	25	16

Interest on lease receivables	34	3	4	4

Net finance income in respect of retirement benefits	25	25	21	26

Fair value movements on investments held at fair value	15	–	–	13

Net foreign exchange gains		–	–	3

Interest on provisions for uncertain tax positions		–	5	4

Fair value movement on derivatives		6	26	10

Finance income		48	81	76

Net finance costs		(50)	(31)	(5)

Net movement in the fair value of hedges is further explained in note 16. Derivatives not
in a hedge relationship include fair value movements in the interest rate and cross-currency interest rate swaps.
7
. Income tax

All figures in £ millions	Notes	2025	2024	2023

Current tax

Charge in respect of current year		(108)	(132)	(105)

Adjustments in respect of prior years		(6)	60	20

Total current tax charge		(114)	(72)	(85)

Deferred tax

In respect of temporary differences		(9)	8	(11)

Other adjustments in respect of prior years		2	(11)	(17)

Total deferred tax charge	13	(7)	(3)	(28)

Total tax charge		(121)	(75)	(113)

The adjustments in respect of prior years in 2025 is primarily due to movements in provisions for tax uncertainties. In 2024, the difference is primarily driven by the State Aid provision release (see page
192
for further details), with 2024 and 2023 also being impacted by revising the previous year’s reported tax provision to reflect the tax returns subsequently filed.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 92

Notes to the consolidated financial statements
continued

7. Income tax
continued

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the UK tax rate as follows:

All figures in £ millions	2025	2024	2023

Profit before tax	457	510	493

Tax calculated at UK rate (2025: 25%; 2024: 25%; 2023: 23.5%)	(114)	(127)	(116)

Effect of overseas tax rates	(3)	(1)	(1)

Effect of UK rate change	–	–	(1)

Net (expense)/income not subject to tax	(5)	3	(3)

Gains and losses on sale of businesses not subject to tax	–	–	5

Unrecognised tax losses	6	2	1

State Aid provision release	–	63	–

Movement in provisions for tax uncertainties – current year	(1)	(1)	(2)

Movement in provisions for tax uncertainties – prior years	(4)	(12)	1

Other prior year adjustments	–	(2)	3

Total tax charge	(121)	(75)	(113)

UK	(41)	21	(54)

Overseas	(80)	(96)	(59)

Total tax charge	(121)	(75)	(113)

Tax rate reflected in earnings	26.5%	14.7%	23.0%

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

Included in net (expense)/income not subject to tax is the benefit of available tax credits less the impact of foreign taxes not creditable, the tax impact of share-based payments and other expenses not deductible.
Factors which may affect future tax charges include changes in tax legislation, transfer pricing regulations, the level and mix of profitability in different countries, and settlements with tax authorities.
The 2024 State Aid provision release of £63m was a result of the Court of Justice of the European Union handing down its decision on 19 September 2024 determining that the United Kingdom controlled foreign company group financing partial exemption did not constitute State Aid. The Group had a receivable for the £97m tax and £8m interest on tax paid under the Charging Notices issued by HMRC in 2021. These amounts
were received in 2025, along with the anticipated additional interest paid on the tax amounts collected.
The movement in provisions for tax uncertainties primarily reflects reassessment of existing exposures based on currently available information and tax authority correspondence, releases due to the expiry of relevant statutes of limitation and settlement of certain audits. The current tax liability of £
47
m (2024: £32m) includes
£
46
m (2024: £35m) of provisions for tax uncertainties, whilst the net deferred income tax liability of £
31
m (2024: £11m) includes
£
21
m (2024: £25m) of provisions for tax uncertainties, both principally in respect of several matters in the US and the UK. This includes matters under enquiry from the UK tax authorities with the relevant years being 2019 to 2021.
The Group is currently under audit in several countries, and the timing of any resolution of these audits is uncertain. In most of these countries, tax years up to and including 2018 are now statute barred from examination by tax authorities, however, a balance
o
f £
17
m relates to certain remaining open issues. Of the remaining £
50
m balance, £
21
m relates to 2019
, £
8
m to 2020
, £
5
m to 2021
, £
3
m to 2022
, £
5
m to 2023
, £
6
m to 2024
and £
2
m to 2025
. T
he tax authorities may take a different view from management and the final liability may be greater or lower than provided.
Refer to note 33 for details of other uncertain tax positions.
The Group is within the scope of the UK legislation in relation to Pillar Two which was effective from 1 January 2024. Based on the most recent financial information available for the constituent entities in the Group, the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. There are a limited number of jurisdictions where the transitional safe harbour relief does not apply, including jurisdictions that may not meet the 16% effective tax rate threshold required to qualify for the effective tax rate safe harbour test in FY25. However, the Group does not expect a material exposure to Pillar Two income taxes in those jurisdictions.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 93

7. Income tax
continued

The tax benefit/(charge) recognised in other
comprehensive
income is as follows:

All figures in £ millions	2025	2024	2023

Net exchange differences on translation of foreign operations	–	2	–

Fair value gains on other financial assets	–	–	–

Remeasurement of retirement benefit obligations	(3)	(2)	20

	(3)	–	20
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

Certain contingently issuable shares vested on 31 December 2023 but had not yet been issued. These shares were considered dilutive but did not materially impact basic EPS.

All figures in £ millions	2025	2024	2023

Earnings for the year	336	435	380

Non-controlling interest	(1)	(1)	(2)

Earnings attributable to equity shareholders	335	434	378

Weighted average number of shares (millions)	651.3	673.0	711.5

Effect of dilutive share options (millions)	9.0	11.0	5.8

Weighted average number of shares (millions) for diluted earnings	660.3	684.0	717.3

Earnings per share (in pence per share)

Basic	51.4p	64.5p	53.1p

Diluted	50.7p	63.5p	52.7p
9. Dividends

All figures in £ millions	2025	2024	2023

Final paid in respect of prior year 16.6p (2024: 15.7p; 2023: 14.9p)	110	107	106

Interim paid in respect of current year 7.8p (2024: 7.4p; 2023: 7.0p)	50	49	49

	160	156	155
The Directors are proposing a final dividend in respect of the financial year ended 31 December 2025 of
17.4
p per equity share which will absorb an estimated £
109
m o
f shareholders’ funds. It will be paid on 8 May 2026 to shareholders who are on the register of members on 20 March 2026. These financial statements do not reflect this dividend as a liability.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 94

Notes to the consolidated financial statements
continued

10. Property, plant and equipment and investment property

			Owned assets

All figures in £ millions	Investment property	Right-of- use assets	Land and buildings	Plant and equipment	Assets in the course of construction	Total

Cost

At 1 January 2024	214	342	165	237	9	967

Exchange differences	–	2	1	1	1	5

Additions	7	39	–	4	27	77

Disposals and retirements	–	(33)	(22)	(84)	–	(139)

Reclassifications and transfers	–	–	7	21	(28)	–

At 31 December 2024	221	350	151	179	9	910

Exchange differences	–	(19)	(9)	(10)	–	(38)

Additions	11	41	–	4	26	82

Disposals and retirements	–	(38)	–	(12)	–	(50)

Reclassifications and transfers	–	–	7	18	(25)	–

At 31 December 2025	232	334	149	179	10	904

					Owned assets

All figures in £ millions	Investment property	Right-of- use assets	Land and buildings	Plant and equipment	Assets in the course of construction	Total

Depreciation and impairment

At 1 January 2024	(135)	(234)	(125)	(177)	–	(671)

Exchange differences	–	(2)	(2)	(2)	–	(6)

Charge for the year	(8)	(35)	(8)	(25)	–	(76)

Disposals and retirements	–	32	22	83	–	137

Reclassifications and transfers	–	–	–	–	–	–

Reversal of impairment/ ( impairment)	(1)	–	–	–	–	(1)

At 31 December 2024	(144)	(239)	(113)	(121)	–	(617)

Exchange differences	–	12	7	8	–	27

Charge for the year	(8)	(34)	(9)	(23)	–	(74)

Disposals and retirements	–	32	–	12	–	44

Reclassifications and transfers	–	–	–	–	–	–

Reversal of impairment/(impairment)	11	6	–	–	–	17

At 31 December 2025	(141)	(223)	(115)	(124)	–	(603)

Carrying amounts

At 1 January 2024	79	108	40	60	9	296

At 31 December 2024	77	111	38	58	9	293

At 31 December 2025	91	111	34	55	10	301

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 95

10. Property, plant and equipment and investment property
continued
Property, plant and equipment (including investment property) assets are assessed for impairment triggers annually or when triggering events occur. In 2025, there were impairment reversals of £20m (2024
: £
1m
 charge) in respect of property assets, comprising £17m in respect of right-of-use assets
, and £3m in relation to
owned

assets that were classified as held for sale, which had a carrying value of £nil at 1 January 2025 but were sold for £3m during the year
(see note 32).
Depreciation expense of
£
39
m (2024: £
42
m; 2023: £
40
m) has been included in the income statement in cost of goods sold and £
35
m (2024: £
34
m; 2023: £
39
m) in operating expenses.
The impairment reversal
 of £
20
m (2024: £
1
m

charge
; 2023: £
2
m

charge
) has been included within operating expenses within the income statement.
The recoverability of certain of the Group’s
right-of-use
assets is based on the Group’s ability to sublease vacant space. This involves the use of assumptions related to future subleases including the achievable rent, lease start dates, lease incentives such as rent free periods and the discount rate applied. Should the future sublease outcomes be more or less favourable than the assumptions used by management, this could result in additional impairment charges or reversals of impairment charges.
In 2025
, total additions to
right-of-use-assets
are £
51
m (2024: £
46
m) including £
10
m (2024: £
7
m) in respect of investment property.
Investment property
Buildings, or portions of buildings, that are no longer occupied by the Group and are held for operating lease rental are classified as investment property. Investment property includes both right-of-use
assets and owned assets. The Group recognised rental income of £
10
m (2024: £
9
m; 2023: £
6
m) in relation to properties classified as investment property. Investment property is measured using the cost model. As a result of the sublet agreements being entered into rece ntly, as well as historical impairments, the fair value of investment property is deemed to be equal to the carrying value. The fair value of investment property has been determined using a discounted cash flow model. The valuation model is internally generated but uses inputs from external, independent property valuers, having appropriate recognised professional qualifications and recent experience in the location and category of the property being valued. The valuations require the application of judgement and involve the use of known inputs for existing contracted subleases as well as assumptions related to future potential subleases including the achievable rent, lease start dates, lease incentives such as rent free periods and the discount rate applied. The fair value measurement of investment properties has been classified as level 3 within the fair value hierarchy based on the inputs and valuation technique used. Should the future sublease outcomes be more or less favourable than the assumptions used by management, this could result in additional impairment charges or reversals of impairment charges.
11. Intangible assets

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total

Cost

At 1 January 2024	2,434	1,137	580	184	100	444	4,879

Exchange differences	2	12	6	(7)	–	(20)	(7)

Additions – internal development	–	91	–	–	–	–	91

Additions – purchased	–	–	–	–	–	–	–

Disposals and retirements	–	(89)	–	(1)	–	(5)	(95)

Acquisition of business (note 30)	1	–	–	–	–	1	2

Transfers	–	(5)	–	–	–	–	(5)

At 31 December 2024	2,437	1,146	586	176	100	420	4,865

Exchange differences	(114)	(56)	(33)	(6)	(3)	(13)	(225)

Additions – internal development	–	105	–	–	–	–	105

Additions – purchased	–	–	–	–	–	–	–

Disposals and retirements	–	(15)	–	–	–	–	(15)

Acquisition of business (note 30)	102	–	54	3	–	14	173

Transfers	–	–	–	–	–	–	–

At 31 December 2025	2,425	1,180	607	173	97	421	4,903

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 96

Notes to the consolidated financial statements
continued

11. Intangible assets
continued

All figures in £ millions	Goodwill	Software	Acquired customer lists, contracts and relationships	Acquired trademarks and brands	Acquired publishing rights	Other intangibles acquired	Total

Amortisation and impairment

At 1 January 2024	–	(765)	(434)	(155)	(99)	(335)	(1,788)

Exchange differences	–	(8)	(6)	7	–	18	11

Charge for the year	–	(117)	(17)	(6)	–	(18)	(158)

Disposals and retirements	–	89	–	1	–	5	95

Transfers	–	1	–	–	–	–	1

At 31 December 2024	–	(800)	(457)	(153)	(99)	(330)	(1,839)

Exchange differences	–	38	26	5	3	11	83

Charge for the year	–	(112)	(16)	(5)	–	(20)	(153)

Disposals and retirements	–	15	–	–	–	–	15

Transfers	–	–	–	–	–	–	–

At 31 December 2025	–	(859)	(447)	(153)	(96)	(339)	(1,894)

Carrying amounts

At 1 January 2024	2,434	372	146	29	1	109	3,091

At 31 December 2024	2,437	346	129	23	1	90	3,026

At 31 December 2025	2,425	321	160	20	1	82	3,009

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
Amortisation of £
46
m (2024
: £
40
m; 2023
: £
37
m) is included in the income statement in cost of goods sold and £
107
m (2024
: £
118
m; 2023
: £
132
m) in operating expenses. Impairment charges of £
nil
(2024
: £
nil
; 2023
: £
nil
) are included in operating expenses within the income statement.
The
range of useful economic lives for each major class of intangible asset (excluding goodwill and software) is shown below:

At 31 December 2025 Useful economic life

Class of intangible asset

Acquired customer lists, contracts and relationships	3-20 years

Acquired trademarks and brands	2-20 years

Acquired publishing rights	5-20 years

Other intangibles acquired	2-20 years
The expected amortisation profile of acquired intangible assets is shown below:

	At 31 December 2025

All figures in £ millions	One to five years	Six to ten years	Eleven to fifteen years	Sixteen to twenty years	Total

Class of intangible asset

Acquired customer lists, contracts and relationships	72	50	34	4	160

Acquired trademarks and brands	16	4	–	–	20

Acquired publishing rights	1	–	–	–	1

Other intangibles acquired	69	9	4	–	82

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 97

11. Intangible assets
continued

Impairment tests for cash-generating units (CGUs) containing goodwill
Impairment tests have been carried out as described below. Goodwill was allocated to CGUs, or an aggregation of CGUs, where goodwill could not be reasonably allocated to individual business units. Impairment reviews were conducted on these aggregated CGUs as follows:

All figures in £ millions	2025 Goodwill	2024 Goodwill

Assessment & Qualifications	1,288	1,369

Virtual Learning	397	426

English Language Learning	250	246

Enterprise Learning & Skills	338	330

Higher Education	152	66

Total	2,425	2,437
Goodwill is tested at least annually for impairment. The recoverable amount of each aggregated CGU is based on the higher of value in use and fair value less costs of disposal.
The impairment assessment is based on value in use. Other than goodwill there are no intangible assets with indefinite lives. No
impairments of goodwill were recorded in 2025
or 2024
.
Determination of CGUs and reallocation of goodwill
Pearson identifies its CGUs based on its operating model and how data is collected and reviewed for management reporting and strategic planning purposes in accordance with IAS 36 ‘Impairment of Assets’. The CGUs and CGU aggregations reflect the level at which goodwill is monitored by management.
In 2025
, goodwill of £
18
m was transferred from the Higher Education CGU aggregation to the Enterprise Learning & Skills CGU aggregation in relation to the IT Pro business (see note 2)
. A relative value method was used to determine the amount of goodwill that should be transferred.
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
10.3
% to
12.6
% (2024
:
pre-tax
10.8
% to
13.2
%).
Perpetuity growth rates
–
The perpetuity growth rates are based on inflation trends. A perpetuity growth rate of
2
% (2024
:
2
%) was used for cash flows subsequent to the approved budget period for CGUs operating primarily in mature markets. This perpetuity growth rate is a conservative rate and is considered to be lower than the long-term historical growth rates of the underlying territories in which the CGU operates and the long-term growth rate prospects of the sectors in which the CGU operates. A blended growth rate of
3.5
% (2024
:
3.5
%) was used for cash flows subsequent to the approved budget period for English Language Learning which has a higher exposure to emerging markets with higher inflation. This geographically blended growth rate is generally in line with the long-term historical growth rates in those markets.
The key assumptions used by management in setting the financial budgets were as follows:
Forecast sales growth rates
–
Forecast sales growth rates are based on past experience adjusted for the strategic direction and near-term investment priorities within each CGU. Key assumptions include growth in Enterprise Learning and Skills and English Language Learning due to
product-led
share gains and key accounts, growth in Virtual Learning driven by market demand and new schools, and strong core performance and market expansion in Assessments and Qualifications and Higher Education. The sales forecasts use average nominal growth rates of low-mid
single digits for mature businesses in mature markets and
mid-high
single digit growth where there has been significant organic and / or inorganic investment.
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
commitment) and are satisfied that any related costs will not mater ially impact the Group’s cash flow projections or impairment judgements at 31 December 2025.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 98

Notes to the consolidated financial statements
continued

11. Intangible assets
continued

The table below shows the key assumptions used by management in the value in use calculations.

		2025		2024

	Discount rate	Perpetuity growth rate	Discount rate	Perpetuity growth rate

Assessment & Qualifications	10.5%	2.0%	11.0%	2.0%

Virtual Learning	10.3%	2.0%	10.9%	2.0%

English Language Learning	12.6%	3.5%	13.2%	3.5%

Enterprise Learning & Skills	10.6%	2.0%	10.8%	2.0%

Higher Education	10.5%	2.0%	10.8%	2.0%
Sensitivities
Impairment
testing for the year ended 31 December 2025 has identified that the Enterprise Learning & Skills CGU aggregation is sensitive to reasonably possible changes in key assumptions. The Enterprise Learning & Skills headroom at 31 December 2025 is £123m, this headroom would be eliminated if the discount rate increased by 1.6%.
12. Investments in joint ventures and associates
The amounts recognised in the balance sheet are as follows:

All figures in £ millions	2025	2024

Associates	8	12

Total	8	12
The amounts recognised in the income statement for the year ended 31 December 2025 were a profit of
 £
1
m (2024: £2m; 2023: £1m).
The Group has no material associates or joint ventures. The largest associate is a 49% interest in The Egyptian International Publishing Company-Longman, which had a carrying value of £6m as at 31 December 2025 (2024: £9m).
During 2024, the Group sold part of its investment in its associate, Academy of Pop, for £4m, resulting in a gain of £2m. The remaining stake is now classified as a financial investment.
There were no material transactions with associates or joint ventures during 2025 or 2024.
13. Deferred income tax

All figures in £ millions	2025	2024

Deferred income tax assets	58	52

Deferred income tax liabilities	(89)	(63)

Net deferred income tax liability	(31)	(11)
Substantially all of the deferred income tax assets are expected to be recovered after more than one year. See note 7 for details of provisions for tax uncertainties held within deferred tax.
Deferred tax assets and liabilities are presented on a net basis where the Group has a legally enforceable right of offset and the taxes relate to the same fiscal authority.
At 31 December 2025, the Group has gross tax losses for which no deferred tax asset is recognised of £
896m (2024: £965m). The expiry date and key geographic split of these losses is set out in the following table.

	Gross				Tax effected

Year ended 31 December 2025	UK	US	Other	Total	UK	US	Other	Total

Tax losses expiring:

Within 10 years	–	411	14	425	–	86	3	89

Within 10-20 years	–	117	–	117	–	6	–	6

Available indefinitely	167	39	148	354	42	2	47	91

Total	167	567	162	896	42	94	50	186

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 1 99

13. Deferred income tax
continued

	Gross				Tax effected

Year ended 31 December 2024	UK	US	Other	Total	UK	US	Other	Total

Tax losses expiring:

Within 10 years	–	443	21	464	–	92	5	97

Within 10-20 years	–	135	–	135	–	7	–	7

Available indefinitely	167	38	161	366	42	2	52	96

Total	167	616	182	965	42	101	57	200
The decrease in unrecognised tax losses in the US is principally due to the impact of foreign exchange movements. The decrease in unrecognised tax losses in Other is principally due to the increased recognition of tax losses in Brazil during the period. Other unrecognised tax losses includes £100m gross (2024: £116m) and £34m tax effected (2024: £39m) relating to Brazil.
Other gross deductible temporary differences for which no deferred tax asset is recognised total £198m (2024: £194m). This includes £190m (2024: £188m) in respect of interest limitations. The amount of temporary differences associated with subsidiaries for which no deferred tax has been provided totals £274m (2024: £290m).
No deferred income tax assets (2024
: £9m)
have been recognised in countries that reported a tax loss in either the current or preceding year. The 2024 balance primarily arose in respect of tax losses in Australia and Argentina.
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
The movement in deferred income tax assets and liabilities during the year is as follows:

All figures in £ millions	Trading losses	Accruals and other provisions	Retirement benefit obligations	Deferred revenue	Goodwill and intangibles	Interest limitations	Other	Total

Deferred income tax assets/(liabilities)

At 1 January 2024	101	59	(114)	43	(152)	34	18	(11)

Exchange differences	(2)	–	–	–	–	–	(1)	(3)

Acquisitions and disposals of subsidiaries	–	–	–	–	–	–	–	–

Income statement benefit/(charge)	(23)	(2)	3	2	29	(16)	4	(3)

Tax charge in OCI/equity	–	7	(2)	–	–	–	1	6

At 31 December 2024	76	64	(113)	45	(123)	18	22	(11)

Exchange differences	–	(2)	–	(1)	–	–	–	(3)

Acquisitions and disposals of subsidiaries	–	–	–	–	(1)	–	–	(1)

Income statement benefit/(charge)	(10)	2	(6)	(2)	35	(18)	(8)	(7)

Tax charge in OCI/equity	–	(6)	(3)	–	–	–	–	(9)

At 31 December 2025	66	58	(122)	42	(89)	–	14	(31)
Included within accruals and other provisions is an amount of £
15
m (2024: £23m) in respect of share based payments. Other deferred income tax items include temporary differences in respect of right-of-use
assets (deferred tax asset of £
37
m
 (2024: £47m), with an offsetting deferred tax liability of £
33
m (2024: £37m), and accelerated capital allowances of £
10
m (2024: £11m).

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 200

Notes to the consolidated financial statements
continued

14. Classification of financial instruments
The accounting classification of each class of the Group’s financial assets, and their carrying values, is as follows:

						2025

				Fair value	Amortised cost

		Fair value	Fair value
		through other	through	Fair value		Total
		comprehensive	profit and	– hedging	Financial	carrying
All figures in £ millions	Notes	income	loss	instrument	assets	value

Investments in listed and unlisted securities	15	24	101	–	–	125

Cash and cash equivalents	17	–	11	–	322	333

Derivative financial instruments	16	–	14	2	–	16

Trade receivables	22	–	–	–	661	661

Investment in finance lease receivable	22	–	–	–	66	66

Other receivable		–	16	–	–	16

Total financial assets		24	142	2	1,049	1,217

						2024

				Fair value	Amortised cost

		Fair value	Fair value
		through other	through	Fair value		Total
		comprehensive	profit and	– hedging	Financial	carrying
All figures in £ millions	Notes	income	loss	instrument	assets	value

Investments in listed and unlisted securities	15	28	113	–	–	141

Cash and cash equivalents	17	–	62	–	481	543

Derivative financial instruments	16	–	30	21	–	51

Trade receivables	22	–	–	–	614	614

Contract assets - unbilled1	22	–	–	–	71	71

Investment in finance lease receivable	22	–	–	–	83	83

Other receivable		–	12	–	–	12

Total financial assets		28	217	21	1,249	1,515

1.	In 2025, we have removed the amounts related to unbilled revenue as they are not required to be disclosed in this note. The 2024 comparative has not been restated on the grounds of materiality.
The carrying value of the Group’s financial assets is equal to, or approximately equal to, the market value. The other receivable
i
ncludes
 the contingent consideration receivable on
the
disposal of POLs.
The accounting classification of each class of the Group’s financial liabilities, together with their carrying values and market values, is as follows:

						2025

			Fair value	Amortised cost

		Fair value
		through	Fair value	Other	Total	Total
		profit and	– hedging	financial	carrying	market
All figures in £ millions	Notes	loss	instrument	liabilities	value	value

Derivative financial instruments	16	(2)	(1)	–	(3)	(3)

Trade payables	24	–	–	(281)	(281)	(281)

Deferred and contingent consideration	24	(1)	–	(16)	(17)	(17)

Borrowings due within one year	18	–	–	(62)	(62)	(62)

Borrowings due after more than one year	18	–	–	(1,419)	(1,419)	(1,398)

Total financial liabilities		(3)	(1)	(1,778)	(1,782)	(1,761)

						2024

			Fair value	Amortised cost

		Fair value
		through	Fair value	Other	Total	Total
		profit	– hedging	financial	carrying	market
All figures in £ millions	Notes	and loss	instrument	liabilities	value	value

Derivative financial instruments	16	(10)	(48)	–	(58)	(58)

Trade payables	24	–	–	(273)	(273)	(273)

Deferred and contingent consideration	24	(1)	–	(21)	(22)	(22)

Borrowings due within one year	18	–	–	(315)	(315)	(312)

Borrowings due after more than one year	18	–	–	(1,157)	(1,157)	(1,123)

Total financial liabilities		(11)	(48)	(1,766)	(1,825)	(1,788)

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 201

14. Classification of financial instruments
continued

Fair value measurement
Financial instruments that are measured subsequently to initial recognition at fair value are grouped into levels 1 to 3, based on the degree to which the fair value is observable, as follows:
Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities. The Group’s bonds valued at £
685
m (2024: £918m) and money market funds of £
11
m (2024: £62m) included within cash and cash equivalents, listed securities of £
1
m (2024: £6m)

and £3m (2024: £nil) of other receivables relating to an escrow account (see note 30) are classified as level 1.
Level 2 fair value measurements are those derived from inputs, other than quoted prices included within level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices). The Group’s derivative assets valued at £
16
m (2024: £51m) and derivative liabilities valued at £
3
m (2024: £58m) are classified as level 2.
Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The Group’s investments in unlisted securities are valued at £
124
m (2024: £135m), contingent consideration of £1m (2024: £1m) and the other receivable of £
13
m (2024: £12m) are classified as level 3.
The movements in fair values of level 3 financial assets measured at fair value are shown in the table below:

			2025	2024

All figures in £ millions	Other receivable	Investments in unlisted securities	Total	Total

At 1 January	12	135	147	155

Exchange differences	–	(7)	(7)	2

Acquisition of investments and other receivable	–	5	5	9

Repayments	(1)	–	(1)	–

Reclassification out of level 3	–	–	–	(6)

Fair value movements – OCI	–	(2)	(2)	(2)

Fair value movements – income statement	2	(7)	(5)	(11)

At 31 December	13	124	137	147
The fair value of the investments in unlisted securities is determined by reference to the financial performance of the underlying asset, recent funding rounds and amounts realised on the sale of similar assets. In 2024, one of the investments held was listed, and therefore the investment of £6m was reclassified out of level 3 and into level 1. The investment had a carrying value of £1m as at 31 December 2025.
The other receivable relates to £
13
m (2024: £12m) in respect of the contingent consideration receivable for the sale of the POLS business, which comprises a 27.5% share of positive adjusted EBITDA in each calendar year for six years from the date of disposal, and 27.5% of the proceeds received by the purchaser in relation to any future monetisation event.
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
The deferred and contingent consideration payable in respect of prior year acquisitions is measured as the net present value of the expected cash flows. The movement in the fair value of the deferred and contingent consideration payable measured at fair value or amortised cost is shown in the table below:

			2025	2024

All figures in £ millions	Deferred consideration	Contingent consideration	Total	Total

At 1 January	(21)	(1)	(22)	(57)

Exchange differences	1	–	1	–

Acquisitions	–	–	–	(1)

Fair value movements – income statement	–	–	–	(2)

Repayments	4	–	4	38

At 31 December	(16)	(1)	(17)	(22)

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 202

Notes to the consolidated financial statements
continued

15. Other financial assets

All figures in £ millions	2025	2024

At 1 January	141	143

Exchange differences	(7)	2

Acquisition of investments	5	9

Disposal of investments	–	–

Fair value movements – OCI	(7)	(2)

Fair value movements – income statement	(7)	(11)

At 31 December	125	141
Other financial assets are listed and unlisted securities of £
125
m (2024: £141m), of which £
24
m (2024: £28m) are classified at fair value through other comprehensive income (FVOCI), with the remaining £
101
m (2024: £113m) mainly relating to investments in funds, being required to be held at fair value through profit and loss (FVTPL). The assets, which are not held for trading, relate to the Group’s interests in new and innovative educational ventures across the world. These are strategic investments and where permitted, the Group made the election to classify such investments as FVOCI on initial recognition of the assets. None of the investments are individually significant to the financial statements and therefore sensitivities have not been provided.
During the year, the Group did
not
dispose of any investments that were classified as FVOCI (2024: none).
16. Derivative financial instruments and hedge accounting
The Group’s approach to the management of financial risks is set out in note 19. The Group’s outstanding derivative financial instruments are as follows:

			2025			2024

All figures in £ millions	Gross notional amounts	Assets	Liabilities	Gross notional amounts	Assets	Liabilities

Interest rate derivatives – in a fair value hedge relationship	–	–	–	166	–	(1)

Interest rate derivatives – not in a hedge relationship	375	14	(2)	779	22	(6)

Cross-currency rate derivatives – in a hedge relationship	–	–	–	342	21	(32)

Cross-currency rate derivatives – not in a hedge relationship	–	–	–	83	–	(4)

FX derivatives – in a hedge relationship	993	2	(1)	1,049	–	(15)

FX derivatives – not in a hedge relationship	163	–	–	711	8	–

Total	1,531	16	(3)	3,130	51	(58)

Analysed as expiring:

In less than one year	1,156	2	(1)	2,505	31	(54)

Later than one year and not later than five years	75	–	(1)	325	3	(1)

In greater than five years	300	14	(1)	300	17	(3)

Total	1,531	16	(3)	3,130	51	(58)

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 203

16. Derivative financial instruments and hedge accounting
continued

The Group’s treasury policies only allow derivatives to be entered into where the objective is risk mitigation. These are then designated for hedge accounting using the following criteria:

•	Where interest rate and cross-currency interest rate swaps are used to convert fixed rate debt to floating and we expect to receive inflows equal to the fixed rate debt interest, these are classified as fair value hedges;

•	Where derivatives are used to create a future foreign currency exposure to provide protection against currency movements affecting the foreign currency movements of an overseas investment, these are designated as a net investment hedge;

•	All other derivatives are not designated in a hedge relationship.
The Group’s fixed rate GBP debt is held as fixed rate instruments at amortised cost.
The Group uses FX derivatives including forwards, collars, cross-currency swaps and swaptions to create synthetic USD debt as a hedge of its USD assets and to achieve reasonable certainty of USD currency conversion rates, in line with the Group’s FX hedging policy. As at 31 December 2025, the Group held FX forwards and swaps with a notional of £324m (2024: £690m), with an additional £334m (2024: £180m) of collars.
In 2025, the Group repaid its euro issued debt. Until the debt was repaid, the Group used a combination of interest rate and cross-currency swaps to convert the Euro notes. Fair value hedges and net investment hedges were in place until the debt was repaid.
The Group’s portfolio of derivatives is diversified by maturity, counterparty and type. Natural offsets between transactions within the portfolio and the designation of certain derivatives as hedges significantly reduce the risk of income statement volatility. The sensitivity of the portfolio to changes in market rates is set out in note 19.
Fair value hedges
In 2025, the Group repaid its euro issued debt and closed out various related derivative instruments. As at 31 December 2025, the Group has no designated fair value hedges in place.
Hedging of Euro Issued Debt:
The Group used interest rate swaps and cross-currency swaps as fair value hedges of the Group’s euro issued debt.
Interest rate exposure arose from movements in the fair value of the Group’s euro debt attributable to movements in euro interest rates. The hedged risk was the change in the euro bonds fair value attributable to interest rate movements. The hedged items were the Group’s euro bonds which were issued at a fixed rate. The hedging instruments were fixed to floating euro interest rate swaps where the Group received fixed interest payments and paid three-month Euribor.
As the critical terms of the interest rate swaps matched the bonds, there was an expectation that the value of the hedging instrument and the value of the hedged item moved equally in the opposite direction as a result of movements in the zero coupon Euribor curve. Potential sources of hedge ineffectiveness would have been material changes in the credit risk of swap counterparties or a reduction or modification in the hedge item.
A foreign currency exposure arose from foreign exchange fluctuations on translation of the Group’s euro debt into GBP. The hedged risk was the risk of changes in the GBP:EUR spot rate that resulted in changes in the value of the euro debt when translated into GBP. The hedged items were a portion of the Group’s euro bonds. The hedging instruments were floating to floating cross-currency swaps which mitigated an exposure to the effect of euro strengthening against GBP within the hedge item.
As the critical terms of the cross-currency swap matched the bonds, there was an expectation that the value of the hedging instrument and the value of the hedged item moved in the opposite direction as a result of movements in the EUR:GBP exchange rate. Potential sources of hedge ineffectiveness were a reduction or modification in the hedged item or a material change in the credit risk of swap counterparties.
The Group held the following instruments to hedge exposures to changes in interest rates and foreign currency risk associated with borrowings:

			2025

All figures in £ millions	Carrying amount of hedging instruments	Change in fair value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments

Derivative financial instruments for interest rate risk	–	1	–

Derivative financial instruments for currency risk	–	(21)	–

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 204

Notes to the consolidated financial statements
continued

16. Derivative financial instruments and hedge accounting
continued

			2024

All figures in £ millions	Carrying amount of hedging instruments	Change in fair value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments

Derivative financial instruments for interest rate risk	(1)	5	166

Derivative financial instruments for currency risk	21	(8)	166
The amounts at the reporting date relating to items designated as hedge items were as follows:

2025

All figures in £ millions	Carrying amount of hedged items	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount	Change in fair value of hedged item used to determine hedge ineffectiveness	Hedge ineffectiveness	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk

Financial liabilities – borrowings	–	–	–	–	Finance costs

Currency risk

Financial liabilities – borrowings	–	–	–	–	Finance costs

					2024

All figures in £ millions	Carrying amount of hedged items	Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount	Change in fair value of hedged item used to determine hedge ineffectiveness	Hedge ineffectiveness	Line item in profit or loss that includes hedge ineffectiveness

Interest rate risk

Financial liabilities – borrowings	(166)	1	(5)	–	Finance costs

Currency risk

Financial liabilities – borrowings	(166)	n/a	8	–	Finance costs
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
The amounts related to items designated as hedging instruments were as follows:

					2025

All figures in £ millions	Carrying amount of hedging instruments	Change in value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments	Hedging gains/ (losses) recognised in OCI	Hedge ineffectiveness recognised in profit or loss

Derivative financial instruments	1	48	993	48	–

Financial liabilities – borrowings	–	–	–	–	–

					2024

All figures in £ millions	Carrying amount of hedging instruments	Change in value of hedging instrument used to determine hedge ineffectiveness	Nominal amounts of hedging instruments	Hedging gains/ (losses) recognised in OCI	Hedge ineffectiveness recognised in profit or loss

Derivative financial instruments	(47)	(29)	1,225	(29)	–

Financial liabilities – borrowings	–	–	–	–	–
Included in the translation reserve is a cost of hedging reserve relating to the time value of FX collars which is not separately disclosed due to materiality. The value of that reserve will decrease over the life of the hedge transaction. The balance as at 31 December 2025 was £
nil
 (2024: £3m). During the year £
nil
 (2024: £nil) of hedging gains were recycled to the profit and loss.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 205

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

			2025			2024

All figures in £ millions	Gross derivative assets	Gross derivative liabilities	Net derivative assets/ liabilities	Gross derivative assets	Gross derivative liabilities	Net assets/ liabilities

Counterparties in an asset position	16	(3)	13	24	(7)	17

Counterparties in a liability position	–	–	–	27	(51)	(24)

Total as presented in the balance sheet	16	(3)	13	51	(58)	(7)
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
The Group has no material embedded derivatives that are required to be separately accounted for in accordance with IFRS 9 ‘Financial Instruments’.
17. Cash and cash equivalents (excluding overdrafts)

All figures in £ millions	2025	2024

Cash at bank and in hand	327	444

Short-term bank deposits	6	99

Cash and cash equivalents	333	543

All figures in £ millions	2025	2024

Cash and cash equivalents	333	543

Bank overdrafts	–	–

Cash and cash equivalents in the cash flow statement	333	543
Included within cash at bank and in hand is £
11
m (2024: £62m) of money market funds. Short-term bank deposits are invested with banks and earn interest at the prevailing short-term deposit rates.
At the end of 2025, the currency split of cash and cash equivalents was US dollar
29
% (2024: 33%), sterling
14
% (2024: 27%), and other
57
% (2024: 40%).
Cash and cash equivalents have fair values that approximate to their carrying value due to their short-term nature.
The Group has certain cash pooling arrangements in US dollars, sterling
, Euro
and Canadian dollars where both the company and the bank have a legal right of offset. The company presents these amounts net in the balance sheet where legal right of offset exists and the company has the intention to settle net if required. As at 31 December 2025, £
nil
 of financial liabilities (2024: £2m) were presented net within financial assets.
18. Financial liabilities – borrowings
The Group’s current and
non-current
borrowings are as follows:

All figures in £ millions	2025	2024

Non-current

3.75% GBP notes 2030 (nominal amount £350m)	356	355

5.375% GBP notes 2034 (nominal amount £350m)	350	350

Revolving Credit Facilities	297	–

Lease liabilities (see note 34)	416	452

	1,419	1,157

Current (due within one year or on demand)

1.375% Euro notes 2025 (nominal amount € 300m)	–	250

Lease liabilities (see note 34)	62	65

Overdrafts	–	–

	62	315

Total borrowings	1,481	1,472

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 206

Notes to the consolidated financial statements
continued

18. Financial liabilities – borrowings
continued
Included in non-current borrowings is
£
13m
of accrued interest (2024:
£13m). No
accrued interest is included in current borrowings (2024:
£2m). The maturities of the Group’s
non-current
borrowings are as follows:

All figures in £ millions	2025	2024

Between one and two years	70	71

Between two and five years	778	149

Over five years	571	937

	1,419	1,157
In May 2025, the Group repaid its
€
300m 1.375% Euro notes 2025 and closed out various related derivatives.
In 2024, the Group issued a new £350m 5.375%
GBP denominated Education Bond. The bond was admitted to trading on the London Stock Exchange. The proceeds from the bond were used to finance or refinance projects or expenditure that meets the eligible categories set out in the Group’s Social Bond Framework.
The carrying amounts and market values of borrowings are as follows:

			2025			2024

All figures in £ millions	Effective interest rate	Carrying value	Market value	Effective interest rate	Carrying value	Market value

1.375% Euro notes 2025	–	–	–	1.44%	250	247

3.75% GBP notes 2030	3.93%	356	338	3.93%	355	328

5.375% GBP notes 2034	5.6%	350	347	5.6%	350	343

Revolving Credit Facilities	n/a	297	297	–	–	–

		1,003	982		955	918
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
The carrying amounts of the Group’s borrowings before the effect of derivatives (see notes 16 and 19 for further information on the impact of derivatives) are denominated in the following currencies:

All figures in £ millions	2025	2024

US dollar	153	187

Sterling	1,309	1,013

Euro	2	253

Other	17	19

	1,481	1,472
In June 2025, the Group secured a new three-year, $800 million revolving credit facility. This facility can be utilised for general corporate purposes, enhancing our liquidity, and is in addition to the Group’s existing revolving credit facility. The Group had $
1.4
bn (£
1.0
bn) of undrawn capacity on its committed borrowing facilities as at 31 December 2025 (2024: $1bn (£0.8bn) undrawn). For these facilities, the two main covenants require net debt to EBITDA to be a maximum of four times and interest cover to be at least three times. The Group reports against these criteria twice a year and has had significant headroom against both criteria throughout the reporting period. Based on current projections, the covenants will not be breached when they are next tested at the 2026 interim reporting date.
There are no additional significant covenants attached to any of the GBP denominated notes.
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
At 31 December 2025, the Group and its bonds were rated
BBB
 (stable outlook) with Fitch Ratings Limited and
Baa2
 (stable outlook) with Moody’s Investor Services.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 207

19. Financial risk management
continued

Net debt
The Group’s net debt position is set out below:

All figures in £ millions	2025	2024

Cash and cash equivalents	333	543

Overdrafts	–	–

Derivative financial instruments	13	(7)

Revolving Credit Facilities	(297)	–

Bonds	(706)	(955)

Investment in finance lease receivable	66	83

Lease liabilities	(478)	(517)

Net debt	(1,069)	(853)
Interest and foreign exchange rate management
T
he Group’s principal currency exposure is to the US dollar which represents
67
% of the Group’s sales.
The Group’s long-term debt is primarily held in US dollars to provide a natural hedge of this exposure, which is achieved through issued US dollar debt or converting GBP debt to US dollars using cross-currency swaps, forwards and collars. As at 31 December 2025 the Group’s gross debt is
£1,481
m (2024: £
1,472m
). £1,181m (2024: £1,472m) of debt is held at fixed rates and £300m (2024: £nil) is held at floating rates.
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
As at 31 December 2025, the sensitivity of the carrying value of the Group’s financial instruments to fluctuations in interest rates and exchange rates is as follows:

					2025

All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling

Investments in listed and unlisted securities	125	–	–	(8)	10

Other receivable	16	–	–	(1)	2

Cash and cash equivalents	333	–	–	(23)	27

Derivative financial instruments	13	2	(2)	41	(56)

Bonds	(706)	–	–	–	–

Other borrowings	(775)	–	–	16	(19)

Investment in finance lease receivable	66	–	–	(6)	7

Deferred and contingent consideration	(17)	–	–	2	(2)

Other net financial assets	465	–	–	(36)	45

Total	(480)	2	(2)	(15)	14

					2024

All figures in £ millions	Carrying value	Impact of 1% increase in interest rates	Impact of 1% decrease in interest rates	Impact of 10% strengthening in sterling	Impact of 10% weakening in sterling

Investments in unlisted securities	141	–	–	(10)	12

Other receivable	12	–	–	(1)	1

Cash and cash equivalents	543	–	–	(32)	40

Derivative financial instruments	(7)	4	(4)	22	(24)

Bonds	(955)	–	–	23	(28)

Other borrowings	(517)	–	–	19	(23)

Investment in finance lease receivable	83	–	–	(8)	9

Deferred and contingent consideration	(22)	–	–	2	(2)

Other net financial assets	412	–	–	(32)	40

Total	(310)	4	(4)	(17)	25

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 208

Notes to the consolidated financial statements
continued

19. Financial risk management
continued
The previous table shows the sensitivities of the values of each class of financial instrument to an isolated change in either interest rates or foreign exchange rates. Any options that are out of the money at maturity will not be exercised and this assumption has been factored into the calculation. Other net financial assets comprise trade receivables less trade payables. When calculating the impact of the sensitivity of each class of financial instrument to foreign exchange rates, with the exception of net debt (including cash balances), the Group is mainly exposed to translational risk rather than transactional risk as transactions are mainly carried out in the currency that they are recorded in. The calculation excludes the impact of unhedged intercompany positions. As a result, a significant proportion of the movements shown in the table would impact equity rather than the income statement due to the location and functional currency of the entities in which they arise and the availability of net investment hedging.
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
In June 2025, the Group secured a new three-year, $
800
 million revolving credit facility. This facility can be utilised for general corporate purposes, enhancing our liquidity, and is in addition to the Group’s existing revolving credit facility. At 31 December 2025, the Group had cash of £
0.3
bn (2024: £
0.5
bn),
and outstanding drawings of

£
0.3
bn
(2024: £
nil)
on the US dollar denominated revolving credit facility maturing June 2028 and February 2029, but which have options to extend the maturities until
2030, of $1.8
bn (2024: $
1
bn).
The facilities contain interest cover and leverage covenants which the Group has complied
with for the year ended 31 December 2025. The maturity of the carrying values of the Group’s borrowings and trade payables are set out in notes 18 and 24 respectively.
In May 2025, the Group repaid its
€
300
m
1.375
% Euro notes 2025 and closed out various related derivatives. In 2024, the Group issued a new £
350
m
5.375
% GBP denominated Education Bond.
At the end of 2025, the currency split of the Group’s trade payables was US dollar £
207
m (2024: £
191
m), sterling £
46
m (2024: £
51
m) and other currencies £
28
m (2024: £
31
m). Trade payables are all due within one year (2024: all due within one year).

The next table analyses the Group’s bonds and derivative assets and liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. FX derivatives related to net investment hedges are included in this table. Derivatives that are not part of our net investment hedging have been excluded as they are short dated. The amounts disclosed in the table are the contractual undiscounted cash flows (including interest) and as such may differ from the amounts disclosed on the balance sheet. Any cash flows based on a floating rate are calculated using interest rates set at the interest rates prevailing at 31 December of the relevant year. Where this is not possible, floating rates are based on interest rates prevailing at 31 December in the relevant year.

		Analysed by maturity				Analysed by currency

All figures in £ millions	Greater than one month and less than one year	Later than one year but less than five years	Five years or more	Total	USD	GBP	Other	Total

At 31 December 2025

Bonds	32	478	425	935	–	935	–	935

Rate derivatives – inflows	(11)	(39)	(32)	(82)	–	(82)	–	(82)

Rate derivatives – outflows	9	32	26	67	–	67	–	67

FX forwards – inflows	(326)	–	–	(326)	–	(326)	–	(326)

FX forwards – outflows	324	–	–	324	324	–	–	324

Total	28	471	419	918	324	594	–	918

At 31 December 2024

Bonds 1	250	–	705	955	–	705	250	955

Rate derivatives – inflows	(394)	(3)	(17)	(414)	(2)	(163)	(249)	(414)

Rate derivatives – outflows	408	1	3	412	176	235	1	412

FX forwards – inflows	(1,034)	–	–	(1,034)	–	(1,034)	–	(1,034)

FX forwards – outflows	1,049	–	–	1,049	1,049	–	–	1,049

Total	279	(2)	691	968	1,223	(257)	2	968

1.
The 2024 figures for bonds have been given on a discounted basis for the year ended 31 December 2025. If the same methodology had been applied for the year ended 31 December 2024, the total value of the bonds would be £1,219m, of which £284m is greater than one month and less than one year, £128m later than one year but less than five years, and £807m greater than five years. The currency split is sterling £967m and Euro £252m.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 209

19. Financial risk management
continued

Financial counterparty and credit risk management
F
inancial counterparty and credit risk arises from cash and cash equivalents, favourable derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and contract assets. Counterparty credit limits, which take published credit rating and other factors into account, are set to cover the Group’s total aggregate exposure to a single financial institution. The limits applicable to published credit rating bands are approved by the Chief Financial Officer within guidelines approved by the Board. Exposures and limits applicable to each financial institution are reviewed on a regular basis.
Cash deposits and derivative transactions are made with approved counterparties up to pre-agreed
limits. To manage counterparty risk associated with cash and cash equivalents, the Group uses a mixture of money market funds as well as bank deposits. As at 31 December 2025,
91
% (2024:
86
%) of cash and cash equivalents was held with investment grade bank counterparties,
6
% (2024:
12
%) with AAA money market funds and
3
% (2024:
2
%) with
non-investment
grade bank counterparties.
For trade receivables and contract assets, including
contract assets - unbilled,
the Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, risk associated with the industry and country in which customers operate may also influence the credit risk. The credit quality of customers is assessed by taking into account financial position, past experience and other relevant factors. Individual credit limits are set for each customer based on internal ratings. The compliance with credit limits is regularly monitored by the Group. A default on a trade receivable is when the counterparty fails to make contractual payments within the stated payment terms. Trade receivables and contract assets are written off when there is no reasonable expectation of recovery.
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
20. Intangible assets – product development

All figures in £ millions	2025	2024

Cost

At 1 January	2,514	2,517

Exchange differences	(135)	17

Additions	285	284

Disposals and retirements	(38)	(309)

Transfers	–	5

At 31 December	2,626	2,514

Amortisation

At 1 January	(1,567)	(1,570)

Exchange differences	89	(14)

Charge for the year	(276)	(287)

Impairment	(88)	(4)

Disposals and retirements	38	309

Transfers	–	(1)

At 31 December	(1,804)	(1,567)

Carrying amounts at 31 December	822	947
P
roduct development assets are assessed for impairment triggers on an annual basis or when triggering events occur. In 2025, of the £
88
m (2024: £
4
m; 2023: £
4
m) impairment charges, £
87
m
 (2024: £
nil
; 2023: £
nil)
have been recognised relating to the impairment of product development assets as a result of courseware platform convergence. The impairment charge is within Higher Education. The impairment assessment is based on the value in use of the cash-generating unit (CGUs) within the Higher Education aggregation of CGUs that these product development assets belong to. The value in use has been determined using the same methodology as in the assessment of the impairment tests for CGUs containing goodwill set out in note 11. The key assumption in the value in use calculation is the cash flows attributable to the relevant CGU that these product development assets belong to. The other assumptions used in the value in use calculation, including discount rates and assumptions relating to sales and profits are in line with the assumptions for Higher Education set out in note 11. The impairment charge is not sensitive to reasonably possible changes in key assumptions.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 210

Notes to the consolidated financial statements
continued

21. Inventories

All figures in £ millions	2025	2024

Raw materials	3	5

Work in progress	1	2

Finished goods	59	63

Returns asset	3	4

	66	74
The cost of inventories recognised as an expense and included in the income statement in cost of goods sold amounted to £
120
m (2024: £
129
m; 2023: £
155
m) including £
8
m (2024: £
7
m; 2023: £
19
m) of
inventory
provisions. None of the inventory is pledged as security. Included within the inventory balance is the estimation of the right to receive goods from contracts with customers via returns. The value of the returns asset is measured at the carrying amount of the assets at the time of sale aligned to the Group’s normal inventory valuation methodology less any expected costs to recover the asset and any expected reduction in value. Impairment charges against the inventory returns asset are £
1
m
 in 2025 (2024: £
nil
; 2023: £
nil
). The returns asset all relates to finished goods. The
year-on-year
reduction
 in inventories is due to
the increasing shift towards print on demand
.
22. Trade and other receivables

All figures in £ millions	2025	2024

Current

Trade receivables	651	605

Contract assets – unbilled	86	71

Investment in finance lease receivable	21	19

Prepayments and other receivables	324	335

	1,082	1,030

Non–current

Trade receivables	10	9

Investment in finance lease receivable	45	64

Prepayments and other receivables	50	52

	105	125
Contract assets – unbilled represents
contract assets which are unbilled amounts generally resulting from US assessments where the performance obligations are yet to be fully delivered and therefore the revenue to be recognised over time has been recognised in excess of customer billings to date. Impairment charges on these contract assets are £nil (2024: £nil). Where performance obligations have been fully delivered but the amounts have not yet been billed, these are included within trade receivables. Contract assets arising from costs incurred to obtain a contract are included in other receivables. The carrying value of the Group’s trade and other receivables approximates its fair value. Trade receivables are stated net of provisions for bad and doubtful debts.
The movements in the provision for bad and doubtful debts are as follows:

All figures in £ millions	2025	2024

At 1 January	(40)	(51)

Exchange differences	1	2

Income statement movements	(24)	(4)

Utilised	7	13

At 31 December	(56)	(40)
Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large number of customers, who are internationally dispersed.
The ageing of the Group’s gross trade receivables is as follows:

All figures in £ millions	2025	2024

Contract assets – unbilled	86	71

Within due date and one month past due date	554	488

One to three months past due date	57	53

Three to six months past due date	24	22

Six to nine months past due date	12	24

Nine to 12 months past due date	8	13

More than 12 months past due date	62	54

Gross trade receivables	803	725
The Group reviews its bad debt provision at least twice a year following a detailed review of receivable balances, historical payment profiles, and assessment of relevant forward-looking risk factors including macroeconomic trends. Management believes all the remaining receivable balances are fully recoverable.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 211

23. Provisions for other liabilities and charges

All figures in £ millions	Property	Legal and other	Total

At 1 January 2025	15	21	36

Provisions made during the year	–	9	9

Provisions reversed during the year	(5)	(2)	(7)

Provisions used during the year	–	(19)	(19)
Acquisition of businesses (note 30)	–	1	1

At 31 December 2025	10	10	20
Analysis of provisions:

			2025

All figures in £ millions	Property	Legal and other	Total

Current	4	4	8

Non-current	6	6	12

	10	10	20

			2024

Current	3	20	23

Non-current	12	1	13

	15	21	36
Legal and other includes legal claims, contract disputes and potential contract losses with the provisions utilised as the cases are settled. Also included in legal and other are other restructuring provisions that are generally utilised within one year.
The
year-on-year decrease in provisions
is mainly due to the utilisation of reorganisation provisions and reversal of property provisions in the year.
24. Trade and other liabilities

All figures in £ millions	2025	2024

Current

Trade payables	281	273

Sales return liability	19	27

Deferred income	328	329

Interest payable	13	12

Accruals and other liabilities	402	413

	1,043	1,054

Non-current

Deferred income	61	62

Accruals and other liabilities	15	21

	76	83
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

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 212

Notes to the consolidated financial statements
continued

25
. Retirement benefit and other post-retirement obligations
continued

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
At 31 December 2025, the UK Group plan had approximately 25,700 members, analysed in the following table:

All figures in %	Active	Deferred	Pensioners	Total

Defined benefit	–	12	35	47

Defined contribution	11	42	–	53

Total	11	54	35	100
The other major defined benefit plans are based in the US. These are also final salary pension plans which provide benefits to members in the form of a guaranteed pension payable for life, with the level of benefits dependent on length of service and final pensionable pay. The majority of the US plans are fully funded. In 2025, the Group entered into a buy-out
agreement with a third party insurance provider to full
y
insure the liabilities of the Pearson Inc Pension Plan. Under the terms of the buy-out,
the insurer has assumed responsibility for paying all future benefits to members of the scheme. The buy-out
was primarily funded using existing scheme assets. The Group has derecognised the pension liability associated with the scheme from its balance sheet for no material gain or loss.
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

			2025			2024			2023

All figures in %	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB	UK Group plan	Other plans	PRMB

Inflation	2.8	2.0	–	3.1	2.0	–	3.0	2.0	–

Rate used to discount plan liabilities	5.5	4.9	4.9	5.5	5.1	5.4	4.6	4.9	5.0

Expected rate of increase in salaries	3.3	2.5	–	3.6	2.5	–	3.5	2.5	–

Expected rate of increase for pensions in payment and deferred pensions	1.70 to 5.10	–	–	1.85 to 5.15	–	–	1.75 to 5.10	–	–

Initial rate of increase in healthcare rate	–	–	6.8	–	–	7.0	–	–	6.5

Ultimate rate of increase in healthcare rate	–	–	5.0	–	–	5.0	–	–	5.0

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 213

25
. Retirement benefit and other post-retirement obligations
continued

The UK discount rate is based on corporate bond yields adjusted to reflect the duration of liabilities.
T
he inflation rate for the UK Group plan of
2.8
% (2024:
3.1
%) reflects the RPI rate. In line with changes to legislation in 2010, certain benefits have been calculated with reference to CPI as the inflationary measure and in these instances a rate of
2.2
% (2024:
2.5
%) has been used. The CPI rate is determined as a weighted average deduction from the RPI rate, and allows for the expected change to the formula for calculating RPI to be in line with CPIH from 2030 onwards.
For the UK Group plan, the mortality base table assumptions are derived from the SAPS S4 for males and females, adjusted to reflect the observed experience of the plan, with CMI model improvement factors. A
1.5
%
long-term rate improvement on the CMI 2024 model is applied for both males and females, with an adjustment to improvement at older ages, which slightly reduces life expectancies. Life expectancy remains uncertain in the current environment and is an area of judgement.
For the US plans, a mortality table (Pri – 2012) and 2021 improvement scale (MP – 2021) with generational projection for male and female annuitants has been adopted.
Using the above tables, the remaining average life expectancy in years of a pensioner retiring at age 65 on the balance sheet date for the UK Group plan and US plans is as follows:

All figures in years	2025	2024	UK 2023	2025	2024	US 2023

Male	21.5	21.3	21.8	20.8	20.7	20.7

Female	24.5	24.5	24.1	22.8	22.7	22.6
The remaining average life expectancy in years of a pensioner retiring at age 65, 20 years after the balance sheet date, for the UK and US Group plans is as follows:

All figures in years	2025	2024	UK 2023	2025	2024	US 2023

Male	23.1	22.9	23.4	22.3	22.2	22.2

Female	26.2	26.2	25.8	24.2	24.1	24.1
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
Financial statement information
The amounts recognised in the income statement are as follows:

						2025

All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total

Current service cost	17	1	18	41	–	59

Past service cost	–	–	–	–	–	–

Settlements	–	–	–	–	–	–

Administration expenses	9	–	9	–	–	9

Total operating expense	26	1	27	41	–	68

Interest on plan assets	(158)	(3)	(161)	–	–	(161)

Interest on plan liabilities	132	3	135	–	1	136

Net finance (income)/expense	(26)	–	(26)	–	1	(25)

Net income statement charge	–	1	1	41	1	43

						2024

All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	17	2	19	41	–	60

Past service cost	13	–	13	–	–	13

Settlements	–	–	–	–	–	–

Administration expenses	8	–	8	–	–	8

Total operating expense	38	2	40	41	–	81

Interest on plan assets	(138)	(5)	(143)	–	–	(143)

Interest on plan liabilities	116	5	121	–	1	122

Net finance (income)/expense	(22)	–	(22)	–	1	(21)

Net income statement charge	16	2	18	41	1	60

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 214

Notes to the consolidated financial statements
continued

25. Retirement benefit and other post-retirement obligations
continued

						2023

All figures in £ millions	UK Group plan	Defined benefit other	Sub-total	Defined contribution	PRMB	Total
Current service cost	16	2	18	45	–	63

Past service cost	–	–	–	–	–	–

Settlements	–	–	–	–	–	–

Administration expenses	8	–	8	–	–	8

Total operating expense	24	2	26	45	–	71

Interest on plan assets	(148)	(5)	(153)	–	–	(153)

Interest on plan liabilities	121	6	127	–	–	127

Net finance (income)/expense	(27)	1	(26)	–	–	(26)

Net income statement charge	(3)	3	–	45	–	45
The amounts recognised in the balance sheet are as follows:

				2025				2024

All figures in £ millions	UK Group plan	Other funded plans	Other unfunded plans	Total	UK Group plan	Other funded plans	Other unfunded plans	Total

Fair value of plan assets	2,994	5	–	2,999	2,927	84	–	3,011

Present value of defined benefit obligation	(2,480)	(1)	(12)	(2,493)	(2,443)	(77)	(14)	(2,534)

Net pension asset/ (liability)	514	4	(12)	506	484	7	(14)	477

Other post-retirement medical benefit obligation				(17)				(19)

Other pension accruals				(7)				(8)

Net retirement benefit asset				482				450

Analysed as:

Retirement benefit assets				518				491

Retirement benefit obligations				(36)				(41)
The following gains/(losses) have been recognised in other comprehensive income:

All figures in £ millions	2025	2024	2023

Amounts recognised for defined benefit plans	11	4	(86)

Amounts recognised for post-retirement medical benefit plans	(1)	1	1

Total recognised in year	10	5	(85)
The fair value of plan assets comprises the following:

			2025			2024

All figures in %	UK Group plan	Other funded plans	Total	UK Group plan	Other funded plans	Total

Insurance	30	–	30	31	–	31

Equities	19	–	19	17	1	18

Fixed interest securities	8	–	8	7	2	9

Property	5	–	5	5	–	5

Pooled asset investment funds (including LDI)	21	–	21	22	–	22

Infrastructure	10	–	10	11	–	11

Cash and cash equivalents	4	1	5	2	–	2

Other	2	–	2	2	–	2

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 215

25
. Retirement benefit and other post-retirement obligations
continued

The plan assets do not include any of the Group’s own financial instruments, or any property occupied by the Group. The table below further disaggregates the plan assets into those assets which have a quoted market price in an active market and those that do not:

All figures in %	Quoted market price	2025 No quoted market price	Quoted market price	2024 No quoted market price

Insurance	–	30	–	31

Equities	19	–	18	–

Fixed-interest securities	8	–	9	–

Property	–	5	–	5

Pooled asset investment funds (including LDI)	21	–	22	–

Infrastructure	–	10	–	11

Cash and cash equivalents	–	5	–	2

Other	–	2	–	2

Total	48	52	49	51
The liquidity profile of the UK Group plan asset
s is as follows:

All figures in %	2025	2024

Liquid – call <1 month	53	50

Less liquid – call 1–3 months	2	2

Illiquid – call >3 months	45	48
Changes in the values of plan assets and liabilities of the retirement benefit plans are as follows:

All figures in £ millions	UK Group plan	Other plans	2025 Total	UK Group plan	Other plans	2024 Total

Fair value of plan assets

Opening fair value of plan assets	2,927	84	3,011	3,060	107	3,167

Exchange differences	–	(4)	(4)	–	(2)	(2)

Interest on plan assets	158	3	161	138	5	143

Return on plan assets excluding interest	40	–	40	(144)	1	(143)

Contributions by employer	16	3	19	8	1	9

Contributions by employees	7	–	7	7	–	7

Benefits paid	(154)	(11)	(165)	(142)	(12)	(154)

Settlements	–	(70)	(70)	–	(16)	(16)

Closing fair value of plan assets	2,994	5	2,999	2,927	84	3,011

Present value of defined benefit obligation

Opening defined benefit obligation	(2,443)	(91)	(2,534)	(2,569)	(114)	(2,683)

Exchange differences	–	4	4	–	–	–

Current service cost	(17)	(1)	(18)	(17)	(2)	(19)

Past service cost	–	–	–	(13)	–	(13)

Administration expenses	(9)	–	(9)	(8)	–	(8)

Interest on plan liabilities	(132)	(3)	(135)	(116)	(5)	(121)

Actuarial losses – experience	(50)	(2)	(52)	(53)	–	(53)

Actuarial gains – demographic	6	–	6	38	–	38

Actuarial gains/(losses) – financial	18	(1)	17	160	2	162

Contributions by employees	(7)	–	(7)	(7)	–	(7)

Benefits paid	154	11	165	142	12	154

Settlements	–	70	70	–	16	16

Closing defined benefit obligation	(2,480)	(13)	(2,493)	(2,443)	(91)	(2,534)
The weighted average duration of the defined benefit obligation is
14
 years for the UK
.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 216

Notes to the consolidated financial statements
continued

25. Retirement benefit and other post-retirement obligations
continued
Changes in the value of the US PRMB are as follows:

All figures in £ millions	2025	2024

Opening defined benefit obligation	(19)	(21)

Exchange differences	2	–

Interest on plan liabilities	(1)	(1)

Actuarial gains – experience	(1)	1

Actuarial losses – financial	–	–

Benefits paid	2	2

Closing defined benefit obligation	(17)	(19)

Funding
The UK Group plan is self-administered with the plan’s assets being held independently of the Group in trust. The trustee of the UK Group plan is required to act in the best interest of the plan’s beneficiaries. The most recent triennial actuarial valuation for funding purposes was completed as at 1 January 2024, and this valuation revealed a technical provision surplus of £255m. The UK Group plan expects to be able to provide benefits (in accordance with the plan rules) with a very low level of reliance on future funding from the Group.
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
Regular employer contributions to the UK Group plan in respect of the defined benefit sections are estimated to b
e

£
nil
 for 202
6.
Sensitivities
The effect of a one percentage point increase and decrease in the discount rate on the defined benefit obligation and the total pension expense is as follows:

All figures in £ millions	1% increase	2025 1% decrease

Effect:

(Decrease)/increase in defined benefit obligation – UK Group plan	(151)	181

(Decrease)/increase in defined benefit obligation – US plan	(1)	1
The effect of members living one year more or one year less on the defined benefit obligation is as follows:

All figures in £ millions	One year increase	2025 One year decrease

Effect:

Increase/(decrease) in defined benefit obligation – UK Group plan	40	(39)

Increase/(decrease) in defined benefit obligation – US plan	–	–
The effect of a half percentage point increase and decrease in the inflation rate is as follows:

All figures in £ millions	0.5% increase	2025 0.5% decrease

Effect:

Increase/(decrease) in defined benefit obligation – UK Group plan	38	(36)

Increase/(decrease) in defined benefit obligation – US plan	–	–

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 217

25
. Retirement benefit and other post-retirement obligations
continued
The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant, although in practice this is unlikely to occur and changes in some assumptions may be correlated. When calculating these sensitivities, the same method has been applied to calculate the defined benefit obligation as has been applied when calculating the liability recognised in the balance sheet. This methodology is the same as prior periods.
26. Share-based payments
The Group recognised the following charges in the income statement in respect of its equity-settled share-based payment plans:

All figures in years	2025	2024	2023

Pearson plans	39	44	40
The Group operates the following equity-settled employee option and share plans:
Save for Shares Global Plan – Under the Save for Shares Global Plan, employees can save a portion of their monthly salary over a period of three years. At the end of this period, the employee has the option to purchase ordinary shares with the accumulated funds at a purchase price equal to 80% of the market price prevailing at the time of the commencement of the employee’s participation in the plan. Options that are not exercised within six months of the end of the savings period lapse unconditionally.
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
Long-Term Incentive Plan – The plan was first introduced in 2001 and from time to time the plan rules are renewed. The plan consists of restricted shares. The vesting of restricted shares is normally dependent on continuing service over a three to five-year
period, and in the case of Executive Directors and senior management, upon the satisfaction of corporate performance targets over a three-year period. These targets may be based on market and/or non-market
performance criteria. Restricted shares awarded to Executive Directors from May 2023 to May 2025 vest based on relative total shareholder return (FTSE 100 and S&P 500, excluding certain sectors), return on capital, adjusted earnings per share and strategic measures. These awards are in addition to the share buy-out
for Omar Abbosh for his forfeited Microsoft shares which vests annually in three equal tranches. Other restricted shares awarded in 2025, 2024, and 2023 generally vest depending on continuing service over periods of up to five years. Included within the total share-based payments charge in 2025 was £
nil
 (2024
: £2m; 2023: £3m) in respect of remuneration for post-acquisition services for recent acquisitions, which was included within other net gains and losses in the income statement.
The following shares were granted under restricted share arrangements:

All figures in £ millions	Number of shares 000s	2025 Weighted average fair value £	Number of shares 000s	2024 Weighted average fair value £

Long-Term Incentive Plan	3,893	11.09	6,262	8.96
In 2025, £
46
m (2024: £
36
m)
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
27. Share capital and share premium

	Number of shares 000s	Share capital £m	Share premium £m

At 1 January 2024	697,299	174	2,642

Issue of ordinary shares – share option schemes	955	–	7

Buyback of equity	(31,989)	(8)	–

At 31 December 2024	666,265	166	2,649

Issue of ordinary shares – share option schemes	1,447	–	9

Buyback of equity	(31,897)	(8)	–

At 31 December 2025	635,815	158	2,658
The ordinary shares have a par value of
25
p per share (2024:
25
p per share). All issued shares are fully paid. All shareholders are entitled to receive dividends and vote at general meetings of the company. All shares have the same rights.
On 27 February 2025, the Board approved a £
350
m share buyback programme in order to return capital to shareholders. During 2025, approximately
32
m (2024:
32
m) shares were bought back and cancelled at a cost of £
352
m (2024: £
318
m). The nominal value of these shares, £
8
m (2024: £
8
m), was transferred to the capital redemption reserve, and the remainder of the purchase price was recorded within retained earnings. At 31 December 2025, no
further liability remain
ed
 (2024: £
nil
) for any shares contracted to be repurchased but where the repurchases are still outstanding.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 218

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
28. Treasury shares

	Number of shares 000s	£ m

At 1 January 2024	2,160	19

Purchase of treasury shares	3,273	33

Release of treasury shares	(4,754)	(45)

At 31 December 2024	679	7

Purchase of treasury shares	5,109	63

Release of treasury shares	(5,063)	(61)

At 31 December 2025	725	9
The Group holds Pearson plc shares in trust to satisfy its obligations under its restricted share plans (see note 26). These shares, representing 0.1
% (2024: 0.1%) of
called-up
share capital, are treated as treasury shares for accounting purposes and have a par value of 25p per share.
The nominal value of Pearson plc treasury shares amounts to
£
0.2
m (2024: £
0.2
m). Dividends on treasury shares are waived.
At 31 December 2025, the market value of Pearson plc treasury shares was £
8
m (2024: £
9
m). The gross book value of the shares at 31 December 2025 amounts to £
9
m (2024: £
7
m).
29. Other comprehensive income

	2025
All figures in £ millions	Fair value reserve	Translation reserve	Retained earnings	Total	Non– controlling interest	Total
Items that may be reclassified to the income statement

Net exchange differences on translation of foreign operations	–	(192)	–	(192)	(1)	(193)

Currency translation adjustment disposed	–	–	–	–	–	–

Attributable tax	–	–	–	–	–	–

Items that are not reclassified to the income statement

Fair value losses on other financial assets	(7)	–	–	(7)	–	(7)

Attributable tax	–	–	–	–	–	–

Remeasurement of retirement benefit obligations	–	–	10	10	–	10

Attributable tax	–	–	(3)	(3)	–	(3)

Other comprehensive (expense)/income for the year	(7)	(192)	7	(192)	(1)	(193)

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 219

29. Other comprehensive income
continued

	2024
All figures in £ millions	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total

Items that may be reclassified to the income statement

Net exchange differences on translation of foreign operations	–	(35)	–	(35)	–	(35)

Currency translation adjustment disposed	–	–	–	–	–	–

Attributable tax	–	–	2	2	–	2

Items that are not reclassified to the income statement

Fair value losses on other financial assets	(2)	–	–	(2)	–	(2)

Attributable tax	–	–	–	–	–	–

Remeasurement of retirement benefit obligations	–	–	5	5	–	5

Attributable tax	–	–	(2)	(2)	–	(2)

Other comprehensive (expense)/income for the year	(2)	(35)	5	(32)	–	(32)

	2023
All figures in £ millions	Fair value reserve	Translation reserve	Retained earnings	Total	Non- controlling interest	Total

Items that may be reclassified to the income statement

Net exchange differences on translation of foreign operations	–	(176)	–	(176)	(1)	(177)

Currency translation adjustment disposed	–	(122)	–	(122)	–	(122)

Attributable tax	–	–	–	–	–	–

Items that are not reclassified to the income statement

Fair value losses on other financial assets	1	–	–	1	–	1

Attributable tax	–	–	–	–	–	–

Remeasurement of retirement benefit obligations	–	–	(85)	(85)	–	(85)

Attributable tax	–	–	20	20	–	20

Other comprehensive (expense)/income for the year	1	(298)	(65)	(362)	(1)	(363)

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 220

Notes to the consolidated financial statements
continued

30. Business combinations
On 24 July 2025, the Group completed the acquisition of 100% of eDynamic Holdings LP (‘eDynamic Learning’), a leading Career and Technical Education curriculum solutions provider, for cash consideration of
£
168m, with a further
£
3m paid into an escrow account in relation to a provision provided for on the opening balance sheet. This acquisition is aligned to Pearson’s strategy, enabling Pearson to scale its position in the fast-growing Early Careers space and broaden capabilities in career-readiness solutions. The acquired business will form part of the Higher Education division. This transaction has resulted in the recognition of £102
m of goodwill, which represents the expected growth of the business, the workforce and know-how
acquired and the anticipated synergies, none of which can be recognised as separate intangible assets. The goodwill is not deductible for tax purposes.
Intangible assets of £
71
m have been recognised, comprising customer relationships, technology, content and the brand. The customer relationships will be amortised over 16 years, and the remainder over periods of two
to
six
 years. The valuations of these assets were carried out with the support of a third-party specialist, and were based on discounted cash flow models. The key assumptions that feed into the valuations are the cash flow forecasts, revenue projections from existing customers, forecasted profit margins and discount rates.
On 21 October 2024, NCS Pearson, Inc. acquired the trade and assets of Revibe Technologies, Inc. for total consideration of £2m, compris ing
£1m cash and
£1m
contingent consideration. The acquired assets comprised mainly technology assets and goodwill. The acquired business formed part of the Assessments & Qualifications business unit, and is a provider of digital wearable software therapy for children and adults with attention-deficit/hyperactivity disorder.
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
Details of the fair values of the assets and liabilities recognised at the acquisition date and the related consideration is shown in the following table:

All figures in £ millions	2025 Total	2024 Total	2023 Total

Intangible assets	71	1	117

Trade and other receivables	7	–	8

Cash and cash equivalents	8	–	4

Trade and other liabilities	(4)	–	(7)

Provisions, including uncertain tax provisions	(5)	–	–

Deferred revenue	(10)	–	–

Deferred tax	(1)	–	(31)

Net assets acquired	66	1	91

Goodwill	102	1	61

Total	168	2	152

Satisfied by:

Cash consideration	168	1	152

Contingent or deferred consideration	–	1	–

Total consideration	168	2	152
eDynamic Learning generated revenues of £
10
m and a loss after tax of £
1
m for the period from acquisition date to 31 December 2025. If the acquisition of eDynamic Learning had occurred on 1 January 2025, the Group’s revenue and profit after tax would have been £18m higher and £1m higher, respectively. The quoted profit numbers include the impact of purchase price adjustments made on acquisition, including the amortisation of acquired intangibles and reduced revenue and profit following fair value adjustments to the acquired deferred revenue balance.
Total acquisition related costs of £
7
m (2024: £5m; 2023: £12m) were recognised within other net gains and losses.
In 2023, there was a gain of £5m arising on decreases in the deferred consideration payable on prior year acquisitions. No such items arose in 2024 or 2025.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 221

30. Business combinations
continued
The net cash outflows related to the acquisitions are set out in the table below. In addition to the current year acquisitions, the other net cash outflows on acquisition of subsidiaries relate to deferred payments for prior year acquisitions.

All figures in £ millions	2025 Total	2024 Total	2023 Total

Cash flow on acquisitions

Cash – current year acquisitions	(168)	(1)	(152)

Cash paid into escrow account	(3)	–	–

Cash and cash equivalents acquired	8	–	4

Deferred payments for prior year acquisitions and other items	(4)	(38)	(23)

Net cash outflow	(167)	(39)	(171)
31. Disposals and business closures
In 2025, the Group disposed of Copp Clark for consideration of £
9
m, resulting in a gain on disposal of £
8
m, which has been recorded within other net gains and losses.
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
The table below shows a summary of the assets and liabilities disposed of:

All figures in £ millions	2025	2024	2023

Disposal of subsidiaries and associates

Intangible assets, including goodwill	–	–	(53)

Property, plant and equipment	–	–	(5)

Intangible assets – product development	–	–	(15)

Inventories	–	–	(1)

Trade and other receivables	(1)	–	(65)

Deferred tax	–	–	8

Current tax receivable	–	–	(2)

Cash and cash equivalents (excluding overdrafts)	–	–	(12)

Trade and other liabilities	–	–	31

Net assets disposed	(1)	–	(114)

Cumulative currency translation adjustment	–	–	122

Cash proceeds	9	–	1

Deferred proceeds	2	–	12

Costs of disposal	(2)	(5)	(30)

Gain/(loss) on disposal	8	(5)	(9)

All figures in £ millions	2025	2024	2023

Cash flow from disposals

Proceeds – current year disposals	9	–	1

Proceeds – prior year disposals	1	–	–

Cash and cash equivalents disposed	–	–	(12)

Costs and other disposal liabilities paid	(2)	(7)	(27)

Net cash inflow/(outflow)	8	(7)	(38)

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 222

Notes to the consolidated financial statements
continued

32. Additional cash flow information
In the cash flow statement, proceeds from sale of property, plant and equipment, including assets classified as held for sale, comprise:

All figures in £ millions	2025	2024

Net book amount	3	4

Profit on sale of property, plant and equipment	–	2

Proceeds from sale of property, plant and equipment	3	6
The movements in the Group’s current and
non-current
borrowings are as follows:

All figures in £ millions	2024	Fair value and other movements	Foreign exchange movements	Financing cash flows	Transfer from non- current to current	New leases/ disposal of leases	2025

Financial liabilities

Non-current borrowings	1,141	5	(12)	297	(76)	52	1,407

Current borrowings	338	(2)	(20)	(331)	76	–	61

Total	1,479	3	(32)	(34)	–	52	1,468

All figures in £ millions	2023	Fair value and other movements	Foreign exchange movements	Financing cash flows	Transfer from non- current to current	New leases/ disposal of leases	2024

Financial liabilities

Non-current borrowings	1,100	(8)	3	344	(344)	46	1,141

Current borrowings	53	8	11	(78)	344	–	338

Total	1,153	–	14	266	–	46	1,479
Non-current
borrowings include bonds, derivative financial instruments and leases. Current borrowings include loans repayable within one year, derivative financial instruments and leases, but exclude overdrafts classified within cash and cash
equivalents.
33. Contingencies, tax uncertainties and commitments

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
The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2020. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL
1,423
m (£
193
m) up to 31 December 2025, with additional potential exposure of BRL
92
m (£
12
m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group’s position is strong. At present, the Group believes no provision is required.
At the balance sheet date there were no commitments for capital expenditure contracted for but not yet incurred. Commitments in respect of leases are shown in note 34.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 223

34. Leases
The Group’s lease portfolio consists of approximately 650 property leases, mainly offices and test centres, together with a number of vehicle and equipment leases. The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
As a lessee:
The amounts recognised in the income statement are as follows:

All figures in £ millions	Note	2025	2024	2023

Interest on lease liabilities		(20)	(22)	(23)

Expenses relating to short-term leases		–	–	–

Depreciation of right-of-use assets	10	(34)	(35)	(39)

Reversal of impairment/(Impairment) of right-of-use assets	10	6	–	(2)
In addition, in 2025, depreciation of £4m (2024: £3m, 2023: £2m) and impairment reversals of £11m (2024: impairment £1m, 2023: £nil) were recognised in the income statement in relation to right-of-use
assets classified as investment property.
Lease liabilities are included within fin
anc
ial
liabilities
– borrowings in the balance sheet, see note 18. The maturities of the Group’s lease liabilities are as follows:

All figures in £ millions	2025	2024

Less than one year	81	85

One to five years	241	270

More than five years	259	276

Total undiscounted lease liabilities	581	631

Lease liabilities included in the balance sheet	478	517

Analysed as:

Current	62	65

Non-current	416	452
The amounts recognised in the cash flow statement are as follows:

All figures in £ millions	2025	2024	2023

Total cash outflow for leases as a lessee	97	100	107
At 31 December 2025, commitments for capital leases contracted for but not yet incurred were £
11
m (2024: £14m). Extension and termination options and variable lease payments are not significant within the lease portfolio. Short-term leases to which the Group is committed at the balance sheet date are similar to the portfolio of short-term leases to which the short-term lease expense is disclosed above.
As a lessor:
In the event that the Group has excess capacity in its leased offices and warehouses, the Group subleases some of its properties under operating and finance leases.
The amounts recognised in the income statement are as follows:

All figures in £ millions	2025	2024	2023

Interest on lease receivables	3	4	4

Income from subleasing right-of-use assets (within other income)	10	9	6
The amounts recognised in the cash flow statement are as follows:

All figures in £ millions	2025	2024	2023

Total cash inflow for leases as a lessor	21	22	19
The following table sets out the maturity analysis of lease payments receivable for subleases classified as operating leases, showing the undiscounted lease payments to be received after the reporting date, and subleases classified as finance leases showing the undiscounted lease payments to be received after the reporting date and the net investment in the finance lease receivable. During the year, the investment in finance lease receivable decreased by £
17
m (2024: decreased £17m), primarily due to payments received.

All figures in £ millions	Operating leases	Finance leases	2025 Total	2024 Total	2023 Total

Less than one year	12	23	35	31	31

One to two years	12	23	35	33	33

Two to three years	12	17	29	33	34

Three to four years	12	6	18	26	34

Four to five years	12	2	14	14	27

More than five years	28	–	28	36	54

Total undiscounted lease payments receivable	88	71	159	173	213

Unearned finance income		(5)

Net investment in finance lease receivable		66

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 224

Notes to the consolidated financial statements
continued

35. Related party transactions
Joint ventures and associates
There are no material related transactions with joint ventures or associates in 2025 or 2024.
Key management personnel
Key management personnel are deemed to be the
Non-Executive
and Executive Directors (see pages
72
-75
) and the members of the Pearson Executive Management team (see pages
7
6
-7
8
).
It is this Committee which had responsibility for planning, directing and controlling the activities of the Group in 2025.
The compensation paid to
Non-Executive
Directors is disclosed on page
131
of the Directors Remuneration Report and is not included in the table below.
Short term employee benefits and retirement benefits in relation to Executive Directors are disclosed on page
1
3
5
 of the Directors Remuneration Report and are not included in the table below.
All compensation in relation to the Pearson Executive Management team is disclosed in the table below, along with share-based payment costs in relation to the Executive Directors.

All figures in £ millions	2025	2024	2023

Short-term employee benefits	15	10	9

Retirement benefits	1	1	1

Share-based payment costs	16	19	11

Total	32	30	21
There were no other material related party transactions. No guarantees have been provided to related parties.
36. Events after the balance sheet date
On 21 January 2026, a £350m share buyback programme in order to return capital to shareholders was announced. The programme commenced on 21 January 2026.
37. Accounts and audit exemptions
The Pearson plc subsidiary companies listed below are exempt from the requirements of the Companies Act 2006 relating to the audit of individual financial statements by virtue of section 479A.

Company number

Aldwych Finance Limited	04720439

Longman Group (Overseas Holdings) Limited	00690236

Pearson Australia Finance Unlimited	05578463

Pearson Dollar Finance Limited	05111013

Pearson Dollar Finance Two Limited	06507766

Pearson Education Holdings Limited	00210859

Pearson Education Investments Limited	08444933

Pearson Education Limited	00872828

Pearson International Finance Limited	02496206

Pearson Loan Finance No. 3 Limited	05052661

Pearson Loan Finance Unlimited	05144467

Pearson Management Services Limited	00096263

Pearson Overseas Holdings Limited	00145205

Pearson Professional Assessments Limited	04904325

Pearson Services Limited	01341060

Pearson Shared Services Limited	04623186

Pearson Strand Finance Limited	11091691

PVNT Limited	08038068

TQ Global Limited	07802458

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 225

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 226

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 227

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 228

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 229

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 230

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 231

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 232

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 233

Page intentionally left blank

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 234

Five-year summary

All figures in £ millions	2025	2024	2023	2022	2021

Sales: By operating segment

Assessment & Qualifications	1,604	1,591	1,559	1,444	1,238

Virtual Learning	511	489	616	820	713

English Language Learning	405	420	415	321	238

Enterprise Learning & Skills[1]	282	271	269	252	216

Higher Education[1]	775	781	806	850	805

Strategic review	–	–	9	154	218

Total sales	3,577	3,552	3,674	3,841	3,428

Adjusted operating profit: By operating segment

Assessment & Qualifications	361	368	350	258	219

Virtual Learning	81	66	76	70	32

English Language Learning	50	50	47	25	15

Enterprise Learning & Skills[1]	29	20	6	13	49

Higher Education[1]	93	96	96	75	51

Strategic review	–	–	(2)	15	19

Total adjusted operating profit	614	600	573	456	385

Operating margin – continuing	17.2%	16.9%	15.6%	11.9%	11.2%

Adjusted earnings

Total adjusted operating profit	614	600	573	456	385

Net finance costs	(57)	(45)	(33)	(1)	(57)

Adjusted profit before tax	557	555	540	455	328

Income tax	(136)	(136)	(124)	(71)	(64)

Non-controlling interest	(1)	(1)	(2)	(2)	(1)

Adjusted earnings	420	418	414	382	263

Weighted average number of shares (millions)	651.3	673.0	711.5	738.1	754.1

Adjusted earnings per share	64.5p	62.1p	58.2p	51.8p	34.9p

1.	Comparative amounts for all periods presented have been restated to reflect the move between operating segments.

All figures in £ millions	2025	2024	2023	2022	2021

Cash flow

Operating cash flow	571	662	587	401	388

Operating cash conversion	93%	110%	102%	88%	101%

Free cash flow	527	490	387	222	133

Free cash flow conversion	125%	117%	93%	58%	51%

Free cash flow per share	80.9p	72.8p	54.4p	30.0p	17.6p

Net assets	3,663	4,053	3,988	4,415	4,280

Net debt	1,069	853	744	557	350

Return on capital

Total adjusted operating profit	614	600	573	456	385

Adjusted income tax charge	(136)	(136)	(124)	(71)	(64)

Return	478	464	449	385	321

Capital	4,231	4,433	4,380	4,439	4,086

Return on capital	11.3%	10.5%	10.3%	8.7%	7.9%

Dividend per share	25.2p	24.0p	22.7p	21.5p	20.5p

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 235

Financial key performance indicators

The following tables and narrative provide further analysis of the financial key performance indicators which are described in the financial review of the annual report on pages 25-31, shown within the key performance indicators on page 24 of the annual report and shown in note 2 of the notes to the consolidated financial statements.

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

Sales

Underlying sales movements exclude the effect of exchange, the impact of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied. Portfolio changes are calculated by taking account of the additional sales (at constant exchange rates) from acquisitions made in both the current year and the prior year. For acquisitions made in the prior year, the additional sales excluded is calculated as the sales made in the period of the current year that corresponds to the pre-acquisition period in the prior year, and for current year acquisitions, the results for the current year are excluded. Sales made by businesses disposed in either the current year or the prior year are also excluded. Constant exchange rates are calculated by assuming the average exchange rates in the prior year prevailed throughout the current year. These non-GAAP measures enable management and investors to track more easily, and consistently, the underlying sales performance of the Group.

All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Enterprise Learning and Skills	Higher Education	Total

Statutory sales 2025	1,604	511	405	282	775	3,577

Statutory sales 2024	1,591	489	420	271	781	3,552

Statutory sales increase/(decrease)	13	22	(15)	11	(6)	25

Comprising:

Portfolio changes	–	–	–	–	7	7

Exchange differences	(43)	(18)	(20)	(4)	(27)	(112)

Underlying increase/(decrease)	56	40	5	15	14	130

Statutory sales increase/ (decrease)	1%	4%	(4)%	4%	(1)%	1%

Constant exchange rate increase/(decrease)	4%	8%	1%	6%	3%	4%

Underlying increase/(decrease)	4%	8%	1%	6%	2%	4%

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 236

Financial key performance indicators continued

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

For acquisitions made in the prior year, the additional contribution excluded is calculated as the operating profit made in the period of the current year that corresponds to the pre-acquisition period in the prior year, and for current year acquisitions, the results for the current year are excluded. Operating profit made by businesses disposed in either the current year or the prior year is also excluded. Constant exchange rates are calculated by assuming the average exchange rates in the prior year prevailed throughout the current year. This non-GAAP measure enables management and investors to track more easily, and consistently, the underlying operating profit performance of the Group.

All figures in £ millions	2025	2024	2023

Operating profit	507	541	498

Cost of major reorganisation	–	(2)	–

Product development impairment	87	–	–

Property charges	(25)	–	11

Other net gains and losses	3	7	16

Intangible charges	42	41	48

UK pension discretionary increase	–	13	–

Adjusted operating profit	614	600	573

All figures in £ millions	Assessment & Qualifications	Virtual Learning	English Language Learning	Enterprise Learning & Skills	Higher Education	Total

Adjusted operating profit increase/(decrease)	(7)	15	–	9	(3)	14

Comprising:

Exchange differences	(10)	(4)	(8)	1	(5)	(26)

Portfolio changes	–	–	–	–	2	2

Underlying increase/(decrease)	3	19	8	8	–	38

Constant exchange rate increase/(decrease)	1%	29%	16%	40%	2%	7%

Underlying increase/(decrease)	1%	29%	16%	40%	–	6%

Adjusted operating profit translated at year-end closing rates would be £9m lower (2024: £7m higher) than the reported figure of £614m (2024: £600m) at £605m (2024: £607m).

Adjusted earnings

Adjusted earnings includes adjusted operating profit and adjusted finance and tax charges. Adjusted earnings is included as a non-GAAP measure as it is used by management to evaluate performance and by investors to more easily, and consistently, track the underlying operational performance of the Group over time.

All figures in £ millions	2025	2024	2023

Profit for the year	336	435	380

Non-controlling interest	(1)	(1)	(2)

Cost of major reorganisation	–	(2)	–

Product development impairment	87	–	–

Property charges	(25)	–	11

Other net gains and losses	3	7	16

Intangible charges	42	41	48

UK pension discretionary increase	–	13	–

Other net finance income	(7)	(14)	(28)

Income tax	(15)	(61)	(11)

Adjusted earnings	420	418	414

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 237

Adjusted earnings continued

The following items are excluded from adjusted earnings:

Cost of major reorganisation – In 2025, there were no costs of major reorganisation. In 2024, there was a release of £2m related to amounts previously accrued. In 2023, there were no costs of major reorganisation. The costs of these reorganisation programmes are significant enough to exclude from the adjusted operating profit measure so as to better highlight the underlying performance (see note 4).

Product development impairment charges – In 2025, these relate to the impairment of product development assets as a result of courseware platform convergence (see note 20). There were no such amounts in 2024 or 2023.

Property charges – In 2025, property charges are a gain of £25m, relating to reversals of impairments of property assets that were previously impaired through property charges. Impairment reversals have arisen from new sublets on previously vacant space in corporate properties. In 2024, there were no property charges. In 2023, charges of £11m related to impairments of property assets arising from the impact of updates in 2023 to assumptions initially made during the 2022 and 2021 reorganisation programmes.

Other net gains and losses – These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit in order to show the performance of the Group on a more comparable basis year-on-year. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses in 2025 relate to the gain on disposal of Copp Clark, a business in our Higher Education division, a fair value gain relating to a previous disposal and costs relating to current and prior year acquisitions and disposals. Other net gains and losses in 2024 related to costs related to prior year acquisitions and disposals, partially offset by a gain on the partial disposal of our investment in an associate. In 2023, they related to the gain on the disposal of the POLS business and gains related to the release of accruals and a provision related to historical acquisitions, offset by losses on the disposal of Pearson College and costs related to current and previous year disposals and acquisitions.

UK pension discretionary increases – Charges in 2024 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis. There were no such awards in 2025 or 2023.

Intangible charges – These represent amortisation relating to intangibles acquired through business combinations. These amortisation charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in 2025 were £42m compared to a charge of £41m in 2024. This is due to increased amortisation from recent acquisitions partially offset by decreased amortisation from assets reaching the end of their useful economic lives. In 2023, intangible charges were £48m. In all three years, there were no impairment charges.

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

All figures in £ millions	2025	2024	2023

Net finance costs	(50)	(31)	(5)

Net finance income in respect of retirement benefits	(25)	(21)	(26)

Interest on deferred and contingent consideration	1	2	4

Fair value movements on investments	7	11	(13)

Net foreign exchange losses/(gains)	7	3	(3)

Fair value movement on derivatives	3	(7)	10

Interest on provisions for uncertain tax positions	–	(2)	–

Adjusted net finance costs	(57)	(45)	(33)

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

The Group also assesses whether other significant items identified within the reconciliation to the tax charge to profit before tax should be classified as adjusting items where not representative of underlying performance or ongoing operations. This could include derecognition of deferred tax assets, changes in tax rates or the effect of tax investigations.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 238

Financial key performance indicators continued

The tax rate reflected in adjusted earnings is calculated as follows:

All figures in £ millions	2025	2024	2023

Profit before tax	457	510	493

Adjustments:

Cost of major reorganisation	–	(2)	–

Product development impairment	87	–	–

Property charges	(25)	–	11

Other net gains and losses	3	7	16

Intangible charges	42	41	48

UK Pension discretionary increases	–	13	–

Other net finance income	(7)	(14)	(28)

Adjusted profit before tax	557	555	540

Total tax charge	(121)	(75)	(113)

Adjustments:

Tax on cost of major reorganisation	–	1	–

Tax on product development impairment	(22)	–	–

Tax on property charges	7	–	(3)

Tax on other net gains and losses	(1)	–	(10)

Tax on intangible charges	(10)	(10)	(11)

Tax on UK pensions discretionary increases	–	(3)	–

Tax on other net finance costs	2	5	7

Tax on goodwill and intangibles	4	4	4

Tax benefit on UK tax rate change	–	–	1

State Aid provision release	–	(63)	–

Movement in provision for tax uncertainties	3	6	–

Other tax items	2	(1)	1

Adjusted tax charge	(136)	(136)	(124)

Tax rate reflected in adjusted earnings	24.5%	24.4%	23.0%

Adjusted earnings per share

Adjusted earnings per share is calculated as adjusted earnings divided by the weighted average number of shares in issue on an undiluted basis.

All figures in £ millions	2025	2024	2023

Adjusted operating profit	614	600	573

Adjusted net finance costs	(57)	(45)	(33)

Adjusted profit before tax	557	555	540

Adjusted income tax	(136)	(136)	(124)

Adjusted profit for the year	421	419	416

Non-controlling interest	(1)	(1)	(2)

Adjusted earnings	420	418	414

Weighted average number of shares (millions)	651.3	673.0	711.5

Weighted average number of shares (millions) for diluted earnings	660.3	684.0	717.3

Adjusted earnings per share

Basic	64.5p	62.1p	58.2p

Diluted	63.6p	61.1p	57.7p

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 239

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

These adjustments to net statutory assets have been made to better reflect the asset base that generates returns.

All figures in £ millions	2025	2024

Adjusted operating profit	614	600

Adjusted income tax charge	(136)	(136)

Return	478	464

Net statutory assets	3,663	4,053

Adjustments for:

Net debt	1,069	853

Retirement benefit assets	(518)	(491)

Other post-retirement medical benefit obligation	17	19

Other non-operating assets	–	(1)

Capital	4,231	4,433

Return on capital	11.3%	10.5%

Operating cash flow and free cash flow

Operating cash flow is calculated as net cash generated from operations before the impact of items excluded from the adjusted income statement plus dividends from joint ventures and associates (less the re-capitalisation dividends from Penguin Random House); less capital expenditure on property, plant and equipment (including additions to right-of-use assets) and intangible software assets; plus proceeds from the sale of property, plant and equipment (including the impacts of transfers to/from investment in finance lease receivable) and intangible software assets; plus special pension contributions paid; and plus costs of major reorganisation paid. When compared to operating cash flow, free cash flow includes tax paid/ received, net finance costs paid, net costs paid for major reorganisation and special pension contributions paid.

Operating cash flow and free cash flow are included as a non-GAAP measures in order to align the cash flows with the corresponding adjusted operating profit and adjusted earnings measures.

All figures in £ millions	2025	2024

Net cash generated from operations	731	811

Dividends received	1	2

Purchase/disposal of PPE and software	(131)	(118)

Net addition of right-of-use assets	(45)	(46)

Net costs paid for major reorganisation	–	8

Special pension contributions	2	–

Other net gains and losses	13	5

Operating cash flow	571	662

Tax paid	(2)	(119)

Net finance costs paid	(40)	(45)

Special pension contributions	(2)	–

Net costs paid for major reorganisation	–	(8)

Free cash flow	527	490

Dividends paid (including to non-controlling interests)	(160)	(156)

Net movement of funds from operations	367	334

Acquisitions and disposals	(177)	(58)

Net equity transactions	(415)	(351)

Other movements on financial instruments	9	(34)

Movement in net debt	(216)	(109)

Opening net debt	(853)	(744)

Closing net debt	(1,069)	(853)

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 240

Financial key performance indicators continued

Operating cash conversion, calculated as operating cash flow as a percentage of adjusted operating profit, is also shown as a non-GAAP measure as this is used by management and investors to measure cash generation by the Group.

All figures in £ millions	2025	2024

Adjusted operating profit	614	600

Operating cash flow	571	662

Operating cash conversion	93%	110%

Operating cash flow and total free cash flow, which are non-GAAP measures, are commonly used by investors to measure the cash performance of the Group.

Free cash flow conversion, calculated as free cash flow as a percentage of adjusted earnings, is also shown as a non-GAAP measure as this is used by management and investors to measure cash generation by the Group.

All figures in £ millions	2025	2024

Adjusted earnings	420	418

Free cash flow	527	490

Free cash conversion	125%	117%

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

All figures in £ millions	2025	2024

Adjusted operating profit	614	600

Depreciation (excluding items included in ‘cost of major reorganisation’ and ‘property charges’)	74	76

Amortisation on intangible software assets (excluding items included in ‘cost of major reorganisation’)	112	117

Adjusted EBITDA	800	793

Cash and cash equivalents	333	543

Derivative financial instruments	13	(7)

Revolving Credit Facilities	(297)	–

Bonds	(706)	(955)

Investment in finance lease receivable	66	83

Lease liabilities	(478)	(517)

Net debt	(1,069)	(853)

Net debt/adjusted EBITDA ratio	1.3x	1.1x

Adjusted EBITDA translated at year-end closing rates would be £11m lower (2024: £10m higher) than the reported figure of £800m (2024: £793m) at £789m (2024: £803m).

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 241

Additional information for US listing purposes

Cross Reference Table:

Item	Form 20-F Caption	Location in this Document	Page Reference

Item 1	Identity of Directors, Senior Management and Advisers	Not applicable	n/a

Item 2	Offer Statistics and Expected Timetable	Not applicable	n/a

Item 3	Key Information

	A. Reserved	Not applicable	n/a

	B. Capitalisation and indebtedness	Not applicable	n/a

	C. Reasons for the offer and use of proceeds	Not applicable	n/a

	D. Risk factors	Additional Information: Risk factors	244-250

		Strategic Report: Risk management	55-69

Item 4	Information on the Company

	A. History and development of the Company	Strategic Report: At a Glance	2

		Information on the Company	250

		Shareholder Information	262-263

		Strategic Review: Financial Review	25-31

		Note 18: Borrowings	205-206

		Note 19: Financial Risk Management	206-209

		Note 30: Business Combinations	220-221

		Note 31: Disposals	221

		Note 34: Leases	223

	B. Business overview	Strategic Report	2-69

		Note 2: Segmental Information	183-185

		Additional Information: Certain additional information on the Company	250-252

	C. Organisational structure	Exhibit 8.1	n/a

Item	Form 20-F Caption	Location in this Document	Page Reference

	D. Property, plant and equipment	Note 10: Property, plant and Equipment and Investment Property	194-195

		Additional Information: Property, plant and equipment	252

		Strategic Report: Sustainability	32-54

		Additional Information: Risk Factors	244-250

Item 4A	Unresolved staff comments	None	n/a

Item 5	Operating and Financial Review and Prospects

	A. Operating results	Additional Information: Operating and Financial Review	252

		Strategic Report: Key performance indicators	23-24

		Strategic Report: Financial review	25-31

		Strategic Report: Risk management (including Viability Statement)	55-69

		Financial Statements	168-233

	B. Liquidity and capital resources	Strategic Report: Financial review	25-31

		Note 16: Derivatives and Hedge Accounting	202-205

		Note 18: Borrowings	205-206

		Note 19: Financial Risk Management	206-209

		Note 34: Leases	223

	C. Research and development, patents and licenses etc	Not applicable	n/a

	D. Trend information	Strategic Report: Key performance indicators	23-24

		Strategic Report: Financial review	25-31

	E. Critical Accounting Estimates	Note 1: Accounting Policies	174-182

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 242

Additional information for US listing purposes continued

Item	Form 20-F Caption	Location in this Document	Page Reference

Item 6	Directors, Senior Management and Employees

	A. Directors and senior management	Corporate Governance: Board of Directors	72-75

		Corporate Governance: Pearson Executive Management	76-78

	B. Compensation	Directors’ Remuneration Report	117-152

	C. Board practices	Corporate Governance: Board of Directors	72-75

		Directors’ Remuneration Report	117-152

		Corporate Governance: Audit Committee report	102-116

	D. Employees	Note 5: Employee Information	190

	E. Share ownership	Directors’ Remuneration Report	117-152

		Note 26: Share Based Payments	217

	F. Disclosure of a registrant’s action to recover erroneously awarded compensation	None	n/a

Item 7	Major Shareholders and Related Party Transactions

	A. Major shareholders	Additional Disclosures	153

	B. Related party transactions	Note 12: Investments in Joint Ventures and Associates	198

		Note 35: Related Party Transactions	224

	C. Interests of experts and counsel	Not applicable	n/a

Item 8	Financial Information

	A. Consolidated statements and other financial information	Financial Statements	168-233

	B. Significant changes	None	n/a

	C. Interests of experts and counsel	Not applicable	n/a

Item	Form 20-F Caption	Location in this Document	Page Reference

Item 9	The Offer and Listing

	A. Offer and listing details	Additional Information: Listing	252

	B. Plan of distribution	Not applicable	n/a

	C. Markets	Additional Information: Listing	252

	D. Selling shareholders	Not applicable	n/a

	E. Dilution	Not applicable	n/a

	F. Expenses of the issue	Not applicable	n/a

Item 10	Additional Information

	A. Share capital	Not applicable	n/a

	B. Articles of association	Additional Information: Articles of Association	253-256

	C. Material contracts	Additional Information: Material Contracts	256

	D. Exchange controls	Additional Information: Exchange Controls	257

	E. Taxation	Additional Information: Tax Considerations	257-258

	F. Dividends and paying agents	Not applicable	n/a

	G. Statement by experts	Not applicable	n/a

	H. Documents on display	Additional Information: Documents on Display	258

	I. Subsidiary information	Exhibit 8.1	n/a

	J. Annual report to Security Holders	Not applicable	n/a

Item 11	Quantitative and Qualitative Disclosures about Market Risk	Note 19: Financial Risk Management	206-209
		Note 14: Classification of Financial Instruments	200-201
		Note 16: Derivative Financial Instruments and Hedge Accounting	202-205

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 243

Item	Form 20-F Caption	Location in this Document	Page Reference

Item 12	Description of Securities other than Equity Securities

	A. Description of debt securities	Not applicable	n/a

	B. Description of warrants and rights	Not applicable	n/a

	C. Description of other securities	Not applicable	n/a

	D. American Depository Shares	Additional Information: Description of Securities Other than Equity Securities	258-259

	D. 1 Name of depositary and address of principal executive office	Not applicable	n/a

	D. 2 Title of ADRs and brief description of provisions	Not applicable	n/a

	D. 3 Depositary fees and charges	Additional Information: Description of Securities Other than Equity Securities	258-259

	D. 4 Depositary payments	Additional Information: Description of Securities Other than Equity Securities	258-259

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not applicable	n/a

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable	n/a

Item 15	Controls and Procedures	Additional Information: Controls and Procedures	259-260

Item 16	Reserved

	A. Audit Committee Financial Expert	Additional Information: Audit Committee Financial Expert	260

	B. Code of Ethics	Additional Information: Code of Ethics	260

	C. Principal Accountant Fees	Note 4: Operating Expenses	189-190
		Principal accountant fees and services	260

	D. Exemptions from The Listing Standards for Audit Committees	Not applicable	n/a

Item	Form 20-F Caption	Location in this Document	Page Reference

	E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Additional Information: Purchases of Equity Securities by the Issuer and Affiliated Purchases	260-261

	F. Change in Registrants Certifying Accountant	Not applicable	n/a

	G. Corporate Governance	Corporate Governance	70-156

	H. Mine Safety Disclosures	Not applicable	n/a

	I. Disclosure regarding foreign jurisdiction that prevent inspections	Not applicable	n/a

	J. Insider Trading Policies	Additional Information: Insider Trading Policies	261

	K. Cyber security	Additional Information: Cyber security; Strategic Report: Data privacy and cyber security	261, 39

Item 17	Financial Statements	Not applicable	n/a

Item 18	Financial Statements	Financial Statements	168-233

Item 19	Exhibits	Refer to Exhibits list immediately following the signature page for this document as filed with the SEC	n/a

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 244

Additional information for US listing purposes continued

Risk factors

Ownership of our ordinary shares or American Depositary Shares is subject to risk. You should carefully consider the risk factors described below, as well as the other information included in the rest of this document. The Group’s business, financial condition or results from operations could be materially adversely affected by any or all of these risks, or by other risks that it presently cannot identify. Any forward-looking statements are made subject to the Forward-looking statement section located on page 264.

Risks relating to regulation, including Accreditation

Changes in government policy and/or regulations have the potential to affect the Group’s business model and/or decisions across all markets.

The Group’s educational services, assessment and qualifications businesses may be affected by shifts in government funding and regulation in any or all of the markets in which the Group operates due to external factors beyond its control, including general economic or fiscal conditions, changes in education funding, policy decisions, legislation, or procurement processes. In particular, the Group is subject to the risk of potential amendments to, or suspensions or cancellations of, high-stakes testing in a particular market, which could affect our assessments businesses, including but not limited to our Pearson Test of English or UK & International Qualifications businesses. For example, the UK Government has proposed the introduction of V Levels, in addition to T Levels, as a new vocational qualification pathway, which could negatively impact our UK qualifications business and therefore the Group’s financial results. Changes in policy or funding could also result in the loss of schools and/or a decrease in the number of students engaged in our Virtual Learning business.

Typically, each year a large number of our contracts are up for renewal, including within our US Student Assessment business. Our financial plan assumes successful renewal of these contracts or, if any of these contracts are not renewed (as has occurred in the past and may occur in future), the replacement of that loss through the winning of new business. The loss of any of these contracts, whether or not as a result of changes in policy or processes described above, would lead to lower sales and profits in the future unless replaced by commensurate new contract wins, which could have a material impact on the financial prospects of the Group.

The performance and growth of the Group’s US educational services and assessment businesses rely on federal and state education funding, which depends on state financial health and budget allocations for education. Pressures on state and local funding, competition from low-cost or disruptive new business models, and the promotion of open-source materials to cut costs could adversely impact the Group’s sales. Additionally, changes in federal or state government leadership, education policy priorities, state-level testing frameworks, or education policies may alter funding priorities and potentially decrease efficiencies, while shifts in procurement processes, curriculum changes, and delays in textbook adoptions or testing procedures may also affect the size of the market. Any of these factors could negatively impact the Group’s financial results and growth prospects in the US education sector.

The Group has businesses in a variety of geographies globally and is subject to numerous different regulatory regimes and uncertain international environments and regulatory changes which could impact the Group’s operations and financial condition.

The Group operates in numerous countries worldwide. In some jurisdictions, the Group faces risks related to government restrictions on market access for non-local companies and limitations on profit repatriation. Operating across multiple geographies also exposes the Group to regulatory hurdles and tariffs including in respect of trade tensions, changes to foreign trade policies, and evolving sentiment towards multinational companies in a challenging international political environment. The Group has a central Compliance team and a network of local compliance representatives within the Legal function to ensure that the Group meets its obligations. However, we are subject to evolving laws, international accords and policies or the changing of their interpretation or application, including those on environmental sustainability, human capital and governance topics.

The political, regulatory, economic and currency risks, along with the risk of compliance failures (e.g., fraud, sanctions, bribery), or conflicting legislation or regulation across countries and states, including its interpretation or application, have in the past and could in the future affect the realisation or the results of our objectives, as well as possibly reducing investment returns and impacting the Group’s ability to reinvest or distribute profits.

Sanctions against specific countries or entities may require the Group to exit certain markets. Regulatory investigations related to sanctions have in the past and could in the future be costly, consume management resources, harm the Group’s reputation, and lead to legal and financial consequences. We have in the past and could in the future face scrutiny from stakeholders, including from multiple domestic or international governmental authorities who may have different or conflicting views on our business practices and activities, which could lead to fines or other costs, reputational damage, legal issues, enforcement actions or operational changes and which could therefore have an adverse effect on our business, operations and financial condition.

Risks relating to Artificial Intelligence, Content and Channel

The Group could face additional cost and diversion of personnel (i) to meet any new regulation or law applicable to its use of Artificial Intelligence (AI) in its products and services and/or (ii) to protect any of its intellectual property developed using AI.

The Group has a history of utilising AI in its products and services, and incorporation is expected only to increase as AI technologies (including generative AI) continue to develop. Our ability to do this successfully depends in part on the openness of the public to the use of AI in the learning sector. If the content that AI applications assist us in producing is or is perceived or alleged to be deficient or inaccurate, our reputation may be adversely affected, and/or the effectiveness of the Group’s products may be undermined.

In 2025, the Group progressed the development of AI features in many products, for example, the implementation of AI for personalised lessons, as exemplified by Digital Language Tutor and AI Study Tools. Although these developments have shown encouraging signs, an inability to sustain the positive momentum would result in lower sales and profit than anticipated. In addition, if our competitors incorporate AI into their products more quickly or more successfully than we do, our ability to compete effectively could be impaired.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 245

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

In addition, there remains uncertainty and potential inconsistency regarding legal protections that are afforded to the Group’s intellectual property developed (in whole or in part) with the use of AI (or software including any AI), as laws and regulations evolve and develop.

If the Group fails to successfully invest in and deliver the right products and services or fails to respond to government concerns and/or competitive threats, its sales and profits could be adversely impacted.

A common trend facing all the Group’s businesses is the digitisation of content and the proliferation of distribution channels, either over the internet or via other electronic means, replacing traditional print formats. The digital migration has led to changes in consumers’ perception of value and the publisher’s position between consumers, retailers, and authors, and has required the Group to make changes in its product and content distribution.

A proliferation of available supply routes for content, in addition to buying or subscribing to the Group’s content, means that the Group may not fully realise a return for its investment in developing and distributing this content. Alternatives such as second-hand and rental copies, open educational resources, online discounters, file sharing and use of pirated copies all offer either lower or no financial returns to the Group and may reduce demand for the Group’s products or place downward pressure on pricing.

Where the purchaser is a school or institution, they will typically use educational funding to purchase our materials or assessments. However, there are multiple competing demands for educational funds and there is no guarantee that new courseware or testing or training programmes will be funded, or that the Group will win or retain this business.

If the Group does not adapt rapidly to such and other market trends, it may lose business to faster moving or more agile competitors, who increasingly are non-traditional competitors that may be more difficult to identify or anticipate. The Group may be required to invest significant resources to further adapt to the changing competitive environment, which requires continued development of both content and methods of delivery to be able to provide differentiated products and services and may result in competitive disadvantage and missed opportunity for sales and growth if such investments are not successful or do not generate an adequate return.

An example of this is where the Group’s products and services may potentially face competition from those developed by non-traditional competitors using advanced generative AI tools. Generative AI tools may enable the rapid creation and distribution of content at lower cost and could disrupt the markets in which the Group operates. If the Group does not successfully adapt to these technological developments, including through appropriate investment and integration into its offerings, its businesses, financial results, and competitive position could be adversely affected.

Failure to use the Group’s data effectively to enhance the quality and scope of current products and services in order to improve learning outcomes could adversely affect the Group’s business.

The Group seeks to maximise the use of data to enhance the quality and scope of current products and services to improve learning outcomes while managing associated risks. The Group’s ability to continue to do so may be subject to factors beyond the Group’s control. In addition, the lack of availability of timely, complete, and accurate data, limits informed decision-making and increases the risk of non-compliance with legal, regulatory, and reporting requirements. Business change and transformation success is dependent on migration of a significant number of datasets and our inability to effectively accomplish this could adversely affect the Group’s results.

If the Group does not adequately protect its intellectual property and proprietary rights, its competitive position and results may be adversely affected and its ability to grow restricted.

Some of the Group’s products and services comprise intellectual property delivered through a variety of print and digital media, online software applications and platforms. The Group relies on trademark, patent, copyright and other intellectual property laws to establish and protect its proprietary rights in these products and services. As discussed above, the evolving legal and regulatory framework relating to Artificial Intelligence, and the applicability and interpretation of existing intellectual property laws in this context, continue to create uncertainty. The Group also faces uncertainty regarding its ability to adequately protect its content from its unauthorised use in training Large Language Models and other AI models, including those underlying generative Artificial Intelligence tools.

Failure, or an inability, to adequately manage, procure, register or protect intellectual property rights (including trademarks, patents, trade secrets and copyright) in the Group’s brands, content and technology, may prevent the Group from enforcing its rights and increase the risk of infringement by third parties, including through print and digital counterfeiting and digital piracy, which could reduce sales and erode margins.

The Group’s intellectual property rights (IPR) in brands and content, historically its core assets, are generally well established in key markets. As technology and digital delivery of content have become an increasingly critical component of the Group’s business strategy, the Group has grown its patent portfolio to expand its protection of high-value technology in the US and key international markets.

Online copying and circumvention of security measures have become increasingly sophisticated and difficult to prevent. Technological advancements have made the unauthorised copying and widespread distribution of unlicensed content more accessible and scalable, including through the use of generative AI. At the same time, detecting unauthorised use of our intellectual property and enforcing our IPR has become more difficult due to the growing volume, speed, and technical sophistication of such activities. Notably, in recent years ‘digital counterfeit’ websites have offered or attempted to offer unprotected PDF files of many of Pearson’s titles, at scale, using modern and sophisticated e-commerce methods, with a professional or legitimate appearance. Additionally, such websites may have acted as potential sources of data for Large Language Models. From an IPR perspective, increasing the Group’s digital business continues to expose it to evolving trademark, copyright and patent infringement risks.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 246

Additional information for US listing purposes continued

The Group’s forward-looking IPR strategy seeks to maintain a broad portfolio of IPR in key markets. However, the Group also operates in jurisdictions where its IPR efforts are more limited or legal protections are uncertain, which could adversely affect future growth.

Where the Group has registered or otherwise established its IPR, it cannot guarantee that such rights will provide competitive advantages due to: the challenges and costs of monitoring and enforcement in jurisdictions where competition may be intense; the limited and/or ineffective IPR protection and enforcement mechanisms available to it in many countries; the risk that its IPR may lapse, be invalidated, circumvented, challenged, or abandoned, or that the Group may otherwise lose the ability to assert such rights against third parties. The loss or diminution in value of these proprietary rights or the Group’s intellectual property could have a material adverse effect on the Group’s business and financial performance.

Risks relating to Capability

The Group’s strategy involves significant ongoing change, including moving into new markets. This increases the risk of failure to realise anticipated benefits or of costs being higher than anticipated, or that the Group’s business as usual activities are adversely impacted.

The Group’s strategy aims, among other things, to achieve significant growth in markets in which Pearson has less experience, including enterprise sales, and such anticipated growth may not be realised. The Group’s financial plan assumes that the costs associated with such new market strategies will be successfully managed in all business units, but should this cost management not be successful, the Group is likely to report lower than anticipated profits.

If the Group fails to attract, retain and develop appropriately skilled employees, it may limit its ability to achieve its strategic and operational goals and its business may be harmed.

The Group’s success depends on the skill, experience and engagement of its employees. Their expertise has allowed the Group to demonstrate agility, notably in how the Group has been able to develop and deploy beta tests of products using large language models and AI tools. Training and development of staff is a focus area for managers throughout the organisation, but there is no guarantee that workers will continue to have the required skills prospectively.

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

If the Group is unable to successfully execute, scale, or derive the expected benefits from its large-scale strategic partnerships, including with major technology or platform providers, its ability to achieve its strategic and operational objectives could be adversely affected and its business, financial results, and growth prospects may be harmed.

The Group’s success with these partnerships depends on a number of factors, including, but not limited to, the availability and retention of appropriately skilled personnel, the adequacy of its operational capacity, effective coordination across organisations, and the implementation of appropriate governance and oversight frameworks. These partnerships are often complex, involve significant integration efforts, and may require the Group to align its product development, go-to-market strategies, and operational processes with those of its partners.

In addition, the Group has limited control over its partners’ business decisions, strategic priorities, resource allocation and technology roadmaps. Changes in a partner’s strategy, commercial terms, technical requirements or level of support, or a partner’s failure to prioritise or continue its relationship with the Group, could delay or limit the Group’s ability to achieve key milestones, including revenue growth and commercialisation objectives. These partners may also enter into or maintain relationships with the Group’s competitors. If the Group is unable to effectively manage these risks or successfully execute these partnerships at scale, its financial performance could be adversely affected.

All the Group’s businesses depend on information technology (IT) systems and continual technological change. Failure to maintain and support customer-facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements, could negatively impact the Group’s sales and reputation.

All the Group’s businesses, to a greater or lesser extent, are dependent on IT. It either provides software and/or internet services to its customers or uses complex IT systems and products to support its business activities, including customer-facing systems, back-office processing and infrastructure. The Group faces several technological risks associated with software product development (including risks associated with the use of AI in the Group’s products and services) and service delivery, information technology security (including viruses and cyber-attacks), e-commerce, enterprise resource planning system implementation and upgrades. Although plans and procedures are in place to continue to reduce and manage such risks, as well as training and security measures, with further progress made during 2025 in this area, from time to time the Group has experienced and could in future experience an adverse impact or disruption to the Group services, including by attacks on its systems by unauthorised parties. To date, such impacts and disruptions have not resulted in any material adverse effect, but the Group’s businesses could be adversely affected if its systems and infrastructure experience a significant failure or interruption.

Operational disruption to its business, including that caused by third-party providers and partners, a major disaster, and/or external threats, could restrict the Group’s ability to supply products and services to its customers.

Across all its businesses, the Group manages complex operational and logistical arrangements including, but not limited to, distribution centres, data centres, cloud computing, and educational and office facilities, as well as relationships with third-party print sites and with other third-party partners. It has outsourced some support functions, including elements of information technology, warehousing and logistics, to third-party providers, and it has also partnered with third parties including in relation to joint go-to-market models and other areas of work.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 247

The failure of the partnerships, or of third parties to whom it has outsourced business functions or who manage directly or indirectly the Group’s information and operations, could adversely affect its reputation or financial condition. Failure to recover from a major disaster, (e.g., fire, flood, etc.) at a key facility and/or a major failure of a key facility, system or platform, such as a data centre outage or cloud computing failure or the disruption of supply from a key third-party vendor or partner (e.g. due to bankruptcy) could restrict the Group’s ability to service its customers and meet the terms of its contractual relationships with both government agencies and commercial customers. Penalty clauses and/or the failure to retain these contracts at the end of the contract term could adversely impact future sales and/or operations.

Risks relating to the Competitive Marketplace

Global economic strains, increased regulation, policies negatively impacting immigration and other macro market factors may adversely impact the Group’s financial performance.

With continued pressure and uncertainty in worldwide economies, particularly in the Group’s major markets in the US and UK, there is a risk of a weakening in trading conditions, which could adversely impact the Group’s future financial performance. The effect of any deterioration in the global economy may vary across different businesses and will depend on the depth, length and severity of any economic downturn. The education market can be affected by cyclical factors which, although they can have a positive impact for some of the Group’s businesses, could for others lead to a reduction in demand for the Group’s products and services. Similarly, our Pearson Test of English product may experience a reduction in demand due to the impact of increased regulations and policies that result in decreased levels of international study, testing, and immigration.

Increased competitive pressure, reduced demand due to changing learning preferences, structural market headwinds due to demographic decline, and limits on international study, may adversely impact the Group’s financial performance and reduce the expected return on investment.

The Group competes in a highly competitive market that is subject to rapid change in some areas. The Group also faces competitive threats both from large media players and from smaller businesses, online and mobile portals and operators in the digital arena that provide alternative sources of content. The content space continues to face the risk of price compression, driven by the growing prevalence of open educational resources, particularly those enhanced by large language models and generative AI technologies. Alternative distribution channels, such as digital formats, the internet, online retailers, and emerging delivery platforms, pose both threats to and opportunities for traditional publishing business models, potentially impacting both sales volumes and pricing.

In addition, new competitive entrants, increased price competition or shifts in learners away from educational institutions (as seen in certain prior years in reduced higher education enrolments), as well as demographic decline and limits on international study, may lead to lower profitability and cash flow performance. The level of competition is placing financial strain on some of our Higher Education businesses’ channel partners; the failure of one of these companies would risk the loss of any outstanding debtor balances.

In our Virtual Learning business, we have seen strong enrolment growth for the 2025/2026 academic year as well as operational improvements and have expanded academic offerings including career programming. Notwithstanding the above, there is no guarantee that these measures will be sufficient in the future to prevent loss of sales and profit in any of those businesses, which could negatively impact the Group’s financial performance and prospects.

The Group’s investment in new markets may deliver returns that are lower than anticipated.

The Group has invested in, and has plans to continue to invest in, new markets such as workforce and enterprise learning experiences, in which the Group has less experience, and which are very competitive markets. Failure to achieve our planned outcomes may lead to lower than expected sales and profitability.

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

Risks relating to Customer Expectations

Failure to meet our customers’ rapidly changing expectations for our products and services or to anticipate new customer demands could result in reduced market share and profitability, as well as brand erosion.

We continue to adjust our business model in an effort to keep a pace with increasing end user demands. The Group may not be able to adapt, change and succeed in a rapidly changing and uncertain environment, resulting in competitive disadvantage, higher costs and brand erosion. This could result from failing to identify changes in learner preferences or from failing to create products and services which meet these revised expectations.

With the launch of new products, we risk failing to meet customer experience expectations, which increasingly vary from country to country, with respect to how the products and services are delivered e.g. quality and timeliness, impacting the customer’s brand loyalty and propensity to purchase, resulting in customer complaints, less favourable social media sentiment, bad reviews, low recommendations, and/or customer attrition.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 248

Additional information for US listing purposes continued

There is also the risk that our technology and data dependent products and services do not meet the accessibility requirements of customers and prospective customers, which could result in increased costs, restrictions, fines and/or legal claims.

The Group’s ability to safeguard data while meeting increasing customer requirements for transparency regarding data use and protection could adversely affect its business and operations.

Safeguarding data, including customer and other sensitive information, is critical to the Group’s business. At the same time, customers are increasingly requiring more detailed information regarding the Group’s data governance practices, including how data is collected, used, controlled, protected, and shared, as a condition to entering into or maintaining commercial relationships. Responding to these requests often requires providing detailed information regarding the Group’s data practices, which may involve operational complexity, additional compliance costs, and the allocation of significant management and technical resources.

In some cases, the level of transparency requested by customers may create tension between satisfying customer requirements and protecting the Group’s confidential information, intellectual property, security protocols, and strategic business plans. If the Group is unable to meet customer requirements regarding data use and protection, or if meeting those requirements requires disclosures or controls that materially impair the protection of the Group’s data, intellectual property, or business plans, the Group could lose customers, fail to secure new business, or incur increased compliance, operational or contractual costs. Any such outcome could adversely affect the Group’s business, financial condition, results of operations, and growth prospects.

Risks relating to the Group’s Portfolio of Businesses

The Group’s failure to generate anticipated sales growth, synergies and/or cost savings from acquisitions, mergers and other business combinations, could lead to goodwill and intangible asset impairments.

The Group periodically acquires and disposes of businesses to achieve its strategic objectives, and will continue to consider both as a means to pursue its strategic priorities. In 2025, the Group announced the acquisition of eDynamic Learning, a leading Career and Technical Education (CTE) curriculum solutions provider, enabling us to broaden capabilities and scale our position in the fast-growing Early Careers space. However, acquisitions may involve significant risks and uncertainties, including: difficulties in integrating acquired businesses to realise anticipated sales growth, synergies and/or cost savings; diversion of management attention from other business concerns or resources; and diversion of resources that are needed in other parts of our business. If these risks are not managed, acquisitions could result in goodwill and intangible asset impairments or detriment to our existing businesses.

Divestitures also involve risks and uncertainties that could adversely affect our business, results of operations and financial condition including, among others, the inability to find potential buyers on favourable terms, disruption to our business and/or diversion of management attention from other business concerns, loss of key employees, and possible retention of certain liabilities related to the divested business.

Risks relating to the Group’s Responsibility & Reputation

The Group’s business depends on a strong brand, and any failure to maintain, protect and enhance its brand would hurt its ability to retain or expand its business.

Protecting the Group’s brands and reputation is critical to maintaining and expanding the Group’s business and will depend largely on its ability to maintain its customers’ trust in its solutions and in the quality and integrity of its products and services, including how it protects the data and privacy of customers and users. During 2025, the Group strengthened capabilities to support business growth by establishing a unified marketing organisation, enhancing both strategic alignment and operational efficiency. The Group must also navigate the increasing divergence of stakeholder perspectives in some of our largest markets and ensure that our brand continues to reflect shifting views on certain matters, while maintaining our key values and objectives. Beyond protection, strengthening the Pearson brand will enable the Group to engage with governments, administrators, teachers, learners, and influencers more effectively. If the Group does not successfully maintain a strong brand, its business could be harmed.

Security breaches involving our information technology systems could harm our ability to run our business and expose us to potential liability and loss of sales.

While we believe the monitoring and security measures we have in place are robust, the Group still faces some risks from malicious attacks on its systems including cyber security incidents that may result from evolving threat vectors and attack techniques. These attacks have, in the past led, and could in the future, lead to temporary loss of system availability or breaches of sensitive information. For example, a number of companies have experienced high-profile data breaches and incidents of fraud perpetrated through the use of deep fakes and other social engineering techniques. Such incidents have previously impacted our customer experience and the Group’s reputation and could result in financial loss. Despite the controls and processes in place, unauthorised disclosures of personal information have occurred and may happen again, including due to software malfunctions affecting IT controls or vulnerabilities introduced through third-party systems or service providers.

Information security and cyber risk are constantly evolving, influenced by factors such as increasing customer demand for strong security, compliance requirements, the digital revolution, greater use of the cloud, larger data volumes, and more sophisticated attack strategies, which may include the use of generative AI in an effort to defeat security measures. The Group manages large volumes of personal data, including that of employees, customers, students, and citizens, as well as other sensitive business-critical data like financial information and intellectual property. Despite our security measures, threat actors, including individuals, criminal organisations and state-sponsored operatives, have occasionally gained unauthorised access to the Group’s data and may do so in the future, including through incidents affecting third-party vendors or cloud service providers.

Any perceived or actual unauthorised disclosure of personal data or confidential information, whether through a breach of the Group’s network, a third-party partner, unauthorised access, employee theft, misuse, or error, could harm the Group’s reputation, affect its ability to attract and retain customers, disrupt business operations, or lead to regulatory investigations and/or claims or litigation. Additionally, the Group could incur significant costs in complying with relevant laws and regulations regarding the protection of personal data and confidential information, payments due to cyber extortion, remediation, notification, or responding to regulatory investigations.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 249

Changes to data privacy legislation must also be monitored and acted upon to ensure the Group remains in compliance across different markets, many of which are taking increasingly divergent approaches to the protection of personal information in the age of AI. This will require the Group to adapt further to accommodate jurisdictional variations, including by developing our products in a more flexible way to meet such requirements, which may result in additional cost and/or investments.

Countries where the Group operates or serves customers continue to adopt data protection legislation, with enforcement increasingly emphasising transparency and customer choice. This includes requirements relating to AI-driven personalised services and data breach management, reflecting customers’ growing awareness and sophistication regarding data protection.

Failure to provide the appropriate level of transparency and control in the Group’s products could increase the regulatory, commercial and/or reputational risks that the Group faces with any or all of its various stakeholders.

A control breakdown or service failure in the Group’s testing businesses could result in financial loss and reputational damage.

The Group’s testing businesses, including those in Assessment & Qualifications, Enterprise Learning & Skills and English Language Learning, involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services. The Group’s financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed.

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

Risks associated with identity verification and related data collection could lead to claims or penalties.

The Group is often contractually required to take measures to validate the identity of learners, especially those completing assessments. In certain jurisdictions, companies, including Pearson, have faced legal claims for the collection of or use of information obtained, particularly in relation to biometric information, which have resulted and could in the future result in settlements. The Group takes steps to comply with evolving legal requirements but there is no guarantee that its efforts will be sufficient to protect the Group from all potential issues, which could result in potential fines, penalties, judgments or settlements unfavourable to the Group, especially if not covered by the Group’s insurance cover.

Failure to effectively manage risks associated with compliance with global and local anti-bribery and corruption (ABC) legislation could result in costly legal investigations and/or adversely impact the Group’s reputation.

The Group is committed to an effective compliance programme in keeping with changing regulatory expectations, and it is also committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business. Despite those commitments, there is a risk that the Group’s management, employees or representatives may take actions that violate applicable laws and regulations, including those regarding accurate keeping of books and records or prohibiting the making of improper payments for the purposes of obtaining or keeping business, including laws such as the US Foreign Corrupt Practices Act, the UK Bribery Act, the UK Economic Crime and Corporate Transparency Act and other applicable anti-fraud legislation. Any regulatory inquiry or investigations could be costly, require a significant amount of management’s time and attention, adversely impact the Group’s reputation, or lead to litigation and financial impacts.

Failure to comply with antitrust and competition legislation and/or legal or regulatory proceedings could result in substantial financial cost and/or adversely impact the Group’s reputation.

The Group is subject to global and local antitrust and competition law. Although the Group has policies in place and is committed to conducting business in compliance with local and international laws, there is a risk that management, employees or representatives may act in a way that violates applicable antitrust or competition laws. Further, the Group and its subsidiaries have been and may in the future be subject to legal and regulatory investigation and proceedings in the countries in which the Group operates. These proceedings could result in greater scrutiny of the Group’s operations in other countries for anti-competitive behaviour and, in the worst case, result in substantial financial penalties. Any such circumstances could also have an adverse impact on the Group’s reputation.

Failure to adequately protect the health, safety and wellbeing of the Group’s employees, learners and other stakeholders could adversely impact the Group’s reputation, profitability, and future growth.

Although the Group has invested in global policies, procedures and controls to safeguard the health, safety and wellbeing of its employees, learners and other stakeholders, accidents or incidents have occurred and could still occur due to known or unforeseen risks, causing injury or harm to individuals and impacting the Group’s business operations. This has the potential to lead to legal impact, including criminal and civil litigation, reputational impact and/or business disruption which in turn could lead to operational loss for, and reduction in the profitability of, the Group.

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

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 250

Additional information for US listing purposes continued

Other Significant Near-term and Emerging Risks

Sustainability risks may adversely impact the Group’s business, if not managed appropriately.

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

Financial crises impact financial markets periodically, which could result in constrained capital markets, bank failures and loss of capital for the Group, or an inability to access debt capital markets as planned.

High levels of global inflation could increase costs and adversely impact the Group’s profits and financial performance.

High ongoing global inflation factors have increased and could further increase the cost of production for Pearson, particularly through wage inflation. There is no guarantee that the Group would be able to continue to manage increased costs or generate sales successfully to mitigate the effects of inflation, which could lead to reduced earnings and ability to invest in future growth.

Business efficiency and transformation initiatives may adversely affect the Group’s financial performance and ability to execute its strategy if not successfully implemented.

As part of its operating plan, the Group is undertaking a number of business efficiency and transformation initiatives over the medium to long term to support its strategic and growth objectives. The Group’s financial performance and ability to fund future investment depend, in part, on the timely and effective execution of these initiatives and the realisation of anticipated benefits.

These initiatives are complex and may involve changes to business processes, systems, organisational structures, and cost bases, as well as upfront expenditures. There can be no assurance that the Group will implement these initiatives within expected timeframes or achieve the anticipated efficiencies, cost savings, or performance improvements. Delays, execution challenges, or unanticipated costs could adversely affect the Group’s financial performance and its ability to execute its strategic plans.

Geopolitical conflict and instability could adversely affect the Group’s operations and financial performance.

The Group has staff and offices globally, which could be impacted by geopolitical conflicts, military actions, sanctions, blockades, or other geopolitical instability as a result of geopolitical issues. Some of the Group’s operations and development activities are located in regions that may be subject to heightened geopolitical risk, and any disruption to personnel, facilities, or infrastructure in such regions could adversely affect product development, innovation timelines, service quality, and business continuity, which in turn could negatively impact the Group’s operations, sales, and financial performance.

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

Competition

The Group’s businesses operate in highly competitive markets. The Group faces competitive threats both from large media players and from smaller businesses, online and mobile portals and operators in the digital arena that provide alternative sources of content. Alternative distribution channels, e.g. digital format, the internet, online retailers, and growing delivery platforms (e.g. e-readers or tablets), pose both threats and opportunities to traditional publishing business models, potentially impacting both sales volumes and pricing.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 251

In Assessment & Qualifications, the Group competes with other companies offering test development and administration including Cambium, Data Recognition Corp (DRC), Educational Testing Service (ETS), and NWEA. Pearson Professional Assessments competes with companies such as Prometric, PSI and Meazure Learning, as well as a number of other modular players. The Clinical Assessment business competes with companies such as MHS and WPS. The UK & International Qualifications business competes with companies such as AQA, Cambridge Assessment and OCR, as well as a number of specialised players.

In Virtual Learning, the Group competes with companies such as Stride in virtual schools, alongside players that specialise in a particular academic discipline or focus on a learning technology.

In English Language Learning, the Group competes with Oxford University Press, Macmillan and other publishers within its Institutional segment. In Pearson Test of English, the Group competes with alternative tests including iELTS and TOEFL. In the online language learning market, the Group competes with businesses such as Duolingo, Babbel and Busuu, as well as a number of smaller players.

In Enterprise Learning & Skills, the Vocational Qualifications business competes with companies such as City & Guilds, alongside other niche and local market providers. The Group’s GED business competes with companies such as HiSET in high school equivalency. In addition, the business of content/courseware creation for enterprises competes with providers such as Skillsoft, and the enterprise data, technology, assessment and learning businesses compete with learning platforms such as Guild in education-as-a-benefit, credential platforms such as Accredible, talent management platforms such as Eightfold.ai, data services such as Emsi, and skills and ability testing businesses such as SHL.

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

The Group is not materially dependent upon any particular contracts with suppliers or customers, including contracts of an industrial, commercial or financial nature. The Group’s sales are diversified, and no individual customer comprised more than 5% of sales in 2025.

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

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 252

Additional information for US listing purposes continued

Property, plant and equipment

The Group’s headquarters are located at leasehold premises in London, England. As at 31 December 2025, it owned or leased approximately 700 properties, including approximately 535 testing/teaching centres in over 55 countries worldwide, the majority of which are located in the United Kingdom and the United States. The other properties owned and leased by the Group consist mainly of offices and distribution centres. In some cases properties leased by the Group are then sublet to third parties.

The vast majority of printing is carried out by third-party suppliers. The Group operates a small digital print operation as part of its Pearson Assessment & Testing businesses which provides short-run and print-on-demand products, typically custom client applications.

The Group owns the following principal properties at 31 December 2025:

General use of property	Location	Area in square feet

Warehouse/office	Cedar Rapids, Iowa, USA	205,000

Testing	Owatonna, Minnesota, USA	126,450

The Group leased the following principal properties at 31 December 2025:

General use of property	Location	Area in square feet

Office	Hudson, New York, USA*	313,285

Office	Westminster, London, UK*	274,488

Office	Hoboken, New Jersey, USA*	216,273

Office	Bloomington, Minnesota, USA*	147,159

Warehouse/office	Cedar Rapids, Iowa, USA*	119,682

*	Properties have either been fully or partially sublet or are being marketed for sublet.

Off-balance sheet arrangements

The Group does not have any off-balance sheet arrangements, as defined by the SEC for the purposes of the Form 20-F, that have or are reasonably likely to have a material current or future effect on the Group’s financial position or results of operations.

Operating and financial review

The financial review for the year ended 31 December 2025 compared to the year ended 31 December 2024 can be found on pages 25-31 of the Strategic report. The financial review for the year ended 31 December 2024 compared to the year ended 31 December 2023 can be found on pages 26-32 of our 2024 Annual Report and Accounts on Form 20-F filed with the United States Securities and Exchange Commission on 14 March 2025.

Directors, senior management and employees

Board practices

As at 28 February 2026, the Group’s Board comprises the Chair, two Executive Directors and eight Non-Executive Directors. The Articles of Association (as defined below) provide that all the Directors at the date of the notice convening the Annual General Meeting (AGM) shall retire from office at the meeting. A retiring Director shall, if willing to act, be eligible for re-appointment. If they are not re-appointed, they shall retain office until the meeting appoints someone in their place, or if it does not do so, until the end of the meeting or, if the meeting is adjourned, the end of the adjourned meeting. The Articles of Association also provide that every Director appointed by the Board be subject to re-appointment by shareholders at the next AGM following their appointment.

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

Significant changes

Other than those events described in note 36 in the consolidated financial statements, and seasonal fluctuations in borrowings, there has been no significant change to the Group’s financial condition or results of operations since 31 December 2025. The Group’s borrowings fluctuate by season due to the effect of the school year on working capital requirements. Assuming no share buyback programmes, acquisitions or disposals, the maximum level of net debt normally occurs in the third quarter, and the minimum level of net debt normally occurs in December.

Listing

The principal trading market for the Group’s ordinary shares is the London Stock Exchange, on which they trade under the symbol ‘PSON’. Its ordinary shares also trade in the United States in the form of ADSs evidenced by ADRs under a sponsored ADR facility with JPMorgan Chase Bank, as depositary. The Group established this facility in March 1995 and amended it in August 2014 in connection with its NYSE listing, and in January 2025 in connection with the appointment of JPMorgan Chase Bank as depositary thereunder. Each ADS represents one ordinary share.

The ADSs trade on the NYSE under the symbol ‘PSO’.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 253

Articles of Association

The Group summarises below the material provisions of its articles of association, as amended (the ‘Articles of Association’), which have been filed as an exhibit to this annual report on Form 20-F for the year ended 31 December 2025. The summary below is qualified entirely by reference to the Articles of Association. In conformity with the UK Companies Act 2006 (the Act), the Group has multiple business objectives and purposes and is authorised to do such things as the Board may consider fit to further its interests or incidental or conducive to the attainment of its objectives and purposes.

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

Notwithstanding the foregoing, a Director will be entitled to vote, and be counted in the quorum, on any resolution concerning any of the following matters:

•	the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or her or by any other person at the request of or for the benefit of the Company or any of its subsidiaries;

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 254

Additional information for US listing purposes continued

•	the giving of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself or she herself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

•	any proposal relating to the Company or any of its subsidiary undertakings where it is offering securities in which offer a Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which a Director is to participate;

•	any proposal relating to another Company in which he or she and any persons connected with him or her do not to his or her knowledge hold an interest in shares (as that term is used in sections 820 to 825 of the Act) representing one percent or more of either any class of the equity share capital, or the voting rights, in such Company;

•	any proposal relating to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings which does not award him or her any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

•	any proposal concerning insurance that the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons, including Directors.

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

Retirement and re-appointment of Directors

At every AGM, all the Directors at the date of the notice convening the AGM shall retire from office. A retiring Director shall, if willing to act, be eligible for re-appointment. If he or she is not re-appointed, he or she shall retain office until the meeting appoints someone in his or her place, or if it does not do so, until the end of the meeting, or until the end of the adjourned meeting if the meeting is adjourned.

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

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 255

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

Voting rights

Every holder of ordinary shares present in person or by proxy at a meeting of shareholders has one vote on a vote taken by a show of hands. On a poll, every holder of ordinary shares who is present in person or by proxy has one vote for every 25 pence of nominal share capital (being one ordinary share) of which he or she is the holder. Voting at any meeting of shareholders is usually on a poll rather than by show of hands. Voting on a poll is more transparent and equitable because it includes the votes of all shareholders, including those cast by proxies, rather than just the votes of those shareholders who attend the meeting. A poll may also be demanded by:

•	the Chair of the meeting;

•	at least three shareholders present in person or by proxy and entitled to vote;

•	any shareholder or shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or

•	any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which the aggregate sum paid up is equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 256

Additional information for US listing purposes continued

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

Material contracts

The Group is not currently party to any contracts outside the ordinary course of business, other than the Trust Deed entered into with respect to the (i) £350.0 million aggregate principal amount of 3.750% guaranteed notes due 2030 and (ii) £350.0 million aggregate principal amount of 5.375% guaranteed notes due 2034, in each case issued by a subsidiary of, and guaranteed by, Pearson, which are filed as Exhibit 2.1 and Exhibit 2.2 to the annual report on Form 20-F for the year ended 31 December 2025, respectively.

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

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 257

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

In addition, the following discussion assumes that JPMorgan Chase Bank will perform its obligations as depositary in accordance with the terms of the depositary agreement and any related agreements.

Because US and UK tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax adviser as to the US federal, state and local, UK and other, including foreign, tax consequences of investing in the ordinary shares or ADSs. Except where otherwise indicated, the statements of US and UK tax law set out below are based on the laws, interpretations and tax authority practice in force or applicable as of 28 February 2026 and are subject to any changes occurring after that date, possibly with retroactive effect.

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

In the case of distributions in pounds sterling, the amount of the distributions generally will equal the US dollar value of the pounds sterling distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the US holder in the case of shares or by JPMorgan Chase Bank in the case of ADSs, regardless of whether the US holder reports income on a cash basis or an accrual basis. The US holder will realise separate foreign currency gain or loss only to the extent that this gain or loss arises on the actual disposition of pounds sterling received. For US holders claiming tax credits on a cash basis, taxes withheld from the distribution are translated into US dollars at the spot rate on the date of the distribution; for US holders claiming tax credits on an accrual basis, taxes withheld from the distribution are translated into US dollars at the average rate for the taxable year.

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

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 258

Additional information for US listing purposes continued

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

There is, however, a charge to SDRT or stamp duty at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares (rounded up to the next multiple of £5 in the case of stamp duty), where ordinary shares are transferred to a person whose business is or includes issuing depositary receipts (or to a nominee or agent for such a person), or to a person whose business is or includes the provision of clearance services (or to a nominee or agent for such a person). Such 1.5% charge is subject to exceptions, including for (i) transfers which are made in the course of ‘capital-raising arrangements’ (as defined in sections 72ZA and 97AB of the Finance Act 1986), and (ii) transfers which are made in the course of ‘qualifying listing arrangements’ (as defined in sections 72ZB and 97AC of the Finance Act 1986) and which do not affect the beneficial ownership of the ordinary shares in question. Specific professional advice should be sought in any case where the 1.5% SDRT or stamp duty charge may be applicable.

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

Documents on display

Copies of the Group’s Memorandum and Articles of Association are filed as exhibits to its annual report on Form 20-F for the year ended 31 December 2025. We also file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, are available on the Investors page of the Company’s website at pearsonplc.com (the contents of which are not incorporated by reference herein). In addition, shareholders may request a copy of certain documents referred to in this annual report by writing to us at the following address: Pearson plc, c/o the Company Secretary, 80 Strand, London WC2R 0RL.

Description of securities other than equity securities

American Depositary Shares

The Group’s ordinary shares trade in the form of ADSs evidenced by ADRs under a sponsored ADR facility with JPMorgan Chase Bank N.A. as depositary. Each ADS represents one ordinary share.

The principal executive office of JPMorgan Chase Bank is located at 270 Park Avenue, Floor 8, New York, New York 10017.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 259

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

The following table summarises various fees currently charged by JPMorgan Chase Bank N.A.:

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

Fees incurred in past annual period and fees to be paid in the future

The depositary reimburses the Company for certain expenses it incurs in relation to the ADS programme. The depositary provides the Company with a set amount or a portion of the depositary fees charged in respect of the ADS programme pursuant to arrangements agreed between the Company and the depositary. Such payments support the establishment and ongoing maintenance of the ADS programme. The amount and terms of the reimbursement are agreed between the Company and the depositary. The Company received $47,173.94 as reimbursement from the depositary, JPMorgan Chase Bank N.A., for 2025.

Controls and procedures

Disclosure controls and procedures

An evaluation of the effectiveness of the Group’s disclosure controls and procedures as of 31 December 2025 was carried out by management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective as at 31 December 2025 at a reasonable assurance level. A controls system, no matter how well designed and operated, cannot provide absolute assurance to achieve its objectives.

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2025 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of 31 December 2025 based on criteria in Internal Control – Integrated Framework (2013) issued by the COSO.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 260

Additional information for US listing purposes continued

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting as of 31 December 2025, as stated in their report.

Change in internal control over financial reporting

There have been no significant changes in our internal control over financial reporting during the year ended 31 December 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

No fees were incurred in relation to taxation, including tax compliance, tax advice and tax planning.

Purchases of equity securities by the issuer and affiliated purchases

Period	Total number of shares purchased	Average price paid per share	Total number of units purchased as part of publicly announced plans or programmes	Approximate maximum value of shares that may yet be purchased under the plans or programmes

1 March 2023 – 31 March 2023	1,757,098	£8.54	–	£301m

1 May 2023 – 31 May 2023	1,191,462	£8.39	–	£301m

1 September 2023 –30 September 2023	2,459,066	£8.69	2,459,066	£280m

1 October 2023 – 31 October 2023	11,239,824	£9.03	11,239,824	£178m

1 November 2023 –30 November 2023	3,108,579	£9.48	3,108,579	£149m

1 December 2023 – 31 December 2023	4,479,186	£9.44	3,436,047	£117m

1 January 2024 – 31 January 2024	4,522,458	£10.48	4,522,458	£69m

1 February 2024 – 29 February 2024	5,115,720	£9.56	5,115,720	£20m

1 March 2024 – 31 March 2024	4,622,468	£10.22	4,622,468	£173m

1 April 2024 – 30 April 2024	9,172,818	£10.10	6,810,586	£105m

1 May 2024 – 31 May 2024	6,472,448	£9.71	6,472,448	£42m

1 June 2024 – 30 June 2024	811,773	£9.62	241,083	£39m

1 July 2024 – 31 July 2024	2,128,176	£10.08	2,128,176	£18m

1 August 2024 – 31 August 2024	1,706,435	£10.46	1,706,435	–

1 November 2024 –30 November 2024	330,409	£12.11	–	–

1 January 2025 –31 January 2025	633,137	£13.11	–	–

1 March 2025 – 31 March 2025	2,102,011	£12.27	732,024	£166m

1 April 2025 – 30 April 2025	6,217,360	£11.96	4,172,036	£117m

1 May 2025 – 31 May 2025	3,430,602	£11.84	2,370,055	£89m

1 June 2025 – 30 June 2025	6,364,919	£11.16	6,364,919	£18m

1 July 2025 – 31 July 2025	4,394,560	£10.59	4,394,560	£146m

1 August 2025 – 31 August 2025	3,022,585	£10.79	3,022,585	£114m

1 September 2025 –30 September 2025	4,706,588	£10.57	4,706,588	£64m

1 October 2025 – 31 October 2025	1,685,784	£10.58	1,685,784	£46m

1 November 2025 – 30 November 2025	4,448,446	£10.40	4,448,446	–

On 27 February 2025, the Board approved a £350m share buyback programme in order to return capital to shareholders, with the first tranche of £175m starting in March 2025, and the remaining tranche of £175m starting in July 2025. During 2025, approximately 32m (2024: 32m) shares were bought back and cancelled at a cost of £352m (2024: £318m). The nominal value of these shares, £8m (2024: £8m), was transferred to the capital redemption reserve, and the remainder of the purchase price was recorded within retained earnings. At 31 December 2025, no further liability remained (2024: £nil) for any shares contracted to be repurchased but where the repurchases are still outstanding.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 261

On 20 September 2023, the Board approved a £300m share buyback programme in order to return capital to shareholders, with a £200m extension being announced by the Group on 1 March
2024. This programme and the extension completed in 2024. During 2024, approximately 32m (2023: 20m) shares were bought back and cancelled at a cost of £318m (2023: £186m). The nominal value of these shares, £8m (2023: £5m), was transferred to the capital redemption reserve, and the remainder of the cost was recorded within retained earnings. At 31 December 2024, no further liability remained (2023: £118m) for any shares contracted to be repurchased but where the repurchases are still outstanding.
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
for the year ended 31 December 2025.
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
The Audit Committee of our Board is primarily responsible for oversight of risks, including those from cyber security threats, and is currently chaired by a Director with functional expertise in cyber security matters. Members of management, including our Chief Technology Officer provide the Executive Team and the Trust & Safety committees that have been established with updates on cyber security risk matters on a quarterly basis and more frequently if circumstances dictate. In these updates, members of the committees are apprised of cyber security incidents that are deemed to have had a moderate or higher impact even if immaterial to us. In addition, the committees review and actively discusses with management and among themselves the risks related to cyber security and critical systems in order to provide input on the appropriate level of risk for our Company and reviews management’s strategies for adequately mitigating and managing the identified risks. The Audit Committee and management regularly update our full Board with respect to cyber security matters.
Our Chief Technology Officer is primarily responsible for managing material risks from cyber security threats, and is supported by a dedicated team of internal cyber security specialists led by a Chief Information Security Officer. Both our Chief Technology Officer and Chief Information Security Officer have extensive information technology and cybersecurity experience respectively, and many of our internal team hold cyber security certifications such as Certified Information Systems Security Professional or Certified Information Security Manager. We also engage specialised cyber security consultants and leverage third-party expertise to bolster our cyber security defences.
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
See ‘Risk Factors’ on pages
244-250
for a discussion of cyber security risks that may materially impact us.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 262

Shareholder information

Shareholder information

Pearson ordinary shares are listed on the London Stock Exchange and on the New York Stock Exchange in the form of American Depositary Receipts.

Corporate website

The investors’ section of our corporate website plc.pearson.com/investors provides a wealth of information for shareholders. It is also possible to sign up to receive email alerts for reports and press releases relating to Pearson at plc.pearson.com.

Shareholder information online

Shareholder information can be found on our website at plc.pearson.com/investors. Our registrar, Computershare, also provides a range of shareholder information online. You can check your holding and find practical help on transferring shares or updating your details at www.investorcentre.co.uk. For more information, please contact our registrar, Computershare, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ. Telephone 0370 889 3250* (or +44 117 378 5188 from abroad if calling from outside the UK)*.

Information about the Pearson share price

The company’s share price can be found on our website at plc.pearson.com/investors/ performance/share-price-dividend. It also appears in the financial columns of the national press.

2025 dividends

	Payment date	Amount per share

Interim	15 September 2025	7.8 pence

Final[1]	8 May 2026	17.4 pence

1. Subject to approval by shareholders at the 2026 Annual General Meeting.

2026 financial calendar

Ex-dividend date	19 March 2026

Record date	20 March 2026

Last date for dividend reinvestment election	16 April 2026

Annual General Meeting	1 May 2026

Payment date for dividend and share purchase date for dividend reinvestment	8 May 2026

Dividend payments

Pearson dividends can be paid directly into your bank or building society account instead of being sent to you by cheque, with the dividend confirmation voucher sent to the shareholder’s registered address. It is important to note that, with effect from September 2026, Pearson will pay cash dividends by direct credit only, cheque payments will no longer be available. Please ensure you have submitted a dividend mandate and registered your bank or building society details with our registrar, Computershare, prior to September 2026. For any shareholder who has not submitted their dividend mandate prior to September 2026, any future dividends will be held as a non-interest bearing deposit and they will need to contact Computershare to have the funds released. An administration fee may be payable to release your funds. For further information, please contact Computershare on 0370 889 3250 (+44 117 378 5188 if calling from outside the UK)*.

Dividend reinvestment plan (DRIP)

The DRIP gives shareholders the right to buy the company’s shares on the London stock market with their cash dividend. For further information, please visit plc.pearson.com/en-GB/investors/ shareholders/shares-shareholding or contact Computershare on 0370 889 3250 (+44 117 378 5188 if calling from outside the UK)*.

Share dealing facilities

Computershare offers telephone and internet services for dealing in Pearson shares (other providers are available). For further information, please contact their telephone dealing helpline on 0370 889 3250* (+44 117 378 5188 if calling from outside the UK) or, for online dealing, log on to www.investorcentre.co.uk. You will need your shareholder reference number as shown on your share certificate.

A postal dealing service is also available through Computershare. Please telephone 0370 889 3250 (+44 117 378 5188 if calling from outside the UK)* for details or log on to www.investorcentre.co.uk to download a form.

ShareGift

Shareholders with small holdings of shares, whose value makes them uneconomic to sell, may wish to donate them to ShareGift, the share donation charity (registered charity number 1052686).

Further information about ShareGift and the charities they have supported may be obtained from their website, www.ShareGift.org, or by contacting them at ShareGift, 6th Floor, 2 London Wall Place, London, EC2Y 5AU.

*	Lines open 8.30am to 5.30pm Monday to Friday (excluding UK public holidays).

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 263

American Depositary Receipts (ADRs)

Pearson’s ADRs are listed on the New York Stock Exchange and traded under the symbol PSO. Each ADR represents one ordinary share. For enquiries regarding registered ADR holder accounts and dividends, please contact JP Morgan via their Transfer Agent, EQ Shareowner Services, P.O. Box 64504, St. Paul, MN 55164-0504, telephone 1 (800) 990 1135 (toll-free within the US) or 001 651 453 2128 (outside the US). Alternatively, you may email via www.shareowneronline.com/ informational/contact-us/

Voting rights for registered ADR holders can be exercised through JP Morgan, and for beneficial ADR holders (and/or nominee accounts) through your US brokerage institution. Pearson will file with the Securities and Exchange Commission a Form 20-F.

Share register fraud: protecting your investment

Pearson does not contact its shareholders directly to provide recommendations or investment advice and neither does it appoint third parties to do so. We are currently conducting a shareholder tracing programme with Georgeson.

As required by law, our shareholder register is available for public inspection, but we cannot control the use of information obtained by persons inspecting the register. Please treat any approaches purporting to originate from Pearson with caution.

For more information, please log on to our website at plc.pearson.com/en-GB/investors/ shareholders/shares-shareholding

Tips on protecting your shares

•	Keep any documentation that contains your shareholder reference number in a safe place and shred any unwanted documentation.

•	Inform our registrar, Computershare, promptly when you change address.

•	Be aware of dividend payment dates and contact the registrar if you do not receive your dividend cheque or, better still, make arrangements to have the dividend paid directly into your bank account.

•	Consider holding your shares electronically in a CREST account via a nominee.

Strategic report	Governance report	Financial statements	Other information	Pearson plc Annual report and accounts 2025 264

Reliance on this document

The intention of this document is to provide information to shareholders and is not designed to be relied upon by any other party or for any other purpose.

Forward-looking statements

This document includes forward-looking statements concerning Pearson’s financial condition, business and operations and its strategy, plans and objectives, including but not limited to forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers are cautioned not to place undue reliance on such forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology.

By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that may cause Pearson’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. This is because they relate to events and depend on circumstances that may occur in the future. They are based on numerous expectations, assumptions and beliefs regarding Pearson’s present and future business strategies and the environment in which it will operate. Pearson believes that the expectations reflected in the forward-looking statements are reasonable, although it cannot guarantee future results, levels of activity, performance or achievements.

There are various factors which could cause Pearson’s actual financial condition, results and development to differ materially from the plans, goals, objectives and expectations expressed or implied by these forward-looking statements, many of which are outside Pearson’s control. These include international, national and local conditions, as well as the impact of competition. Such risks and other risks and uncertainties are detailed from time to time in Pearson’s publicly filed documents and, in particular, the risk factors set out in this document, which you are advised to read.

Any forward-looking statements speak only as of the date they are made and, except as required by law, Pearson gives no undertaking to update any forward-looking statements in this document, whether as a result of new information, future developments, changes in its expectations or otherwise.

All statements that express forecasts, expectations and projections, including, but not limited to, trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson’s strategy, are forward-looking statements. The forward-looking statements, specifically the margin target, financial expectations, 2026 outlook and 2027 ambition information, included on page 26 of this document have been prepared by, and are the responsibility of, Pearson’s management. Ernst & Young LLP has not audited, reviewed, examined, compiled or applied agreed upon procedures with respect to these forward-looking statements and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

This Report is printed on Edixion Off set which has been independently certified according to the rules of the Forest Stewardship Council® (FSC®).
Printed in the UK by Pureprint, a CarbonNeutral® company.

Both manufacturing paper mill and the printer are registered to the Environmental Management System ISO 14001:2004 and are Forest Stewardship Council® (FSC) chain-of-custody certified.

Designed and produced by Black Sun Global. A Positive Change Group company.

Principal offices
80 Strand,
London WC2R 0RL, UK

T +44 (0)20 7010 2000

221 River Street,
Hoboken, NJ 07030, USA

T +1 201 236 7000

Pearson plc

Registered number 53723 (England)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Pearson plc

Opinion on Internal Control Over Financial Reporting

We have audited Pearson plc’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Pearson plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 12, 2026 expressed an unqualified opinion thereon.

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

March 12, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Pearson plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Pearson plc (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 12, 2026 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of intangible assets acquired in a business combination

Description of the Matter

As described in Note 30 to the consolidated financial statements, the Company acquired eDynamic Holdings LP (eDL) during 2025 for cash consideration of £168 million. The Company accounted for this transaction as a business combination.

Auditing the Company’s accounting for the acquisition of eDL was complex due to the estimation uncertainty in determining the fair value of identified intangible assets of £71 million, which principally consisted of customer relationships. The estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business and because there is relatively limited publicly available market data. The significant assumptions used to estimate the value of the intangible assets included discount rates, revenue growth rates and forecasted profit margins. These significant assumptions are forward-looking and affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the valuation of acquired intangible assets. For example, we tested controls over management’s review of the valuation model for the acquired intangible asset, as well as the underlying valuation inputs.

To test the estimated fair value of the intangible assets our audit procedures included, among others, assessing the fair value methodology used by management and evaluating the significant assumptions applied therein. For example, we involved our valuation specialist to assist with the evaluation of the methodology used by management as compared to industry practice and the requirements of IFRS 3, Business Combinations, and assessing the reasonableness of the discount rate by comparison to our own independently developed range. We assessed the reasonableness of revenue growth rates and forecasted profit margins by comparing to historical performance of the acquiree and peer company and industry data. In addition, we tested the completeness and accuracy of the underlying data used by management in its analyses to support inputs of the valuation model.

United Kingdom Defined Benefit Obligation

Description of the Matter

At December 31, 2025 the present value of the United Kingdom (UK) Group Pension Plan defined benefit pension obligation was £2,480 million. As disclosed in Notes 1 and 25 to the consolidated financial statements, the obligation for these plans is actuarially determined and affected by significant assumptions, including discount rate, inflation rate and mortality rates.

Auditing the present value of the UK Group Pension Plan defined benefit pension obligation is complex and required the involvement of our actuarial specialists due to the highly judgmental nature of actuarial assumptions, including discount rate, inflation rate and mortality rates and application of IAS 19, Employee Benefits, on those assumptions used in the valuation and measurement process. These assumptions have a significant effect on the present value of the UK defined benefit pension obligation.

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

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2022.

London, United Kingdom

March 12, 2026

1.1	Articles of Association of Pearson plc.I

2.1	Trust Deed dated June 4, 2020 between Pearson Funding plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee.K

2.2	Trust Deed dated September 12, 2024 between Pearson Funding plc, as the Issuer, Pearson plc, Guarantor, and The Law Debenture Trust Corporation P.L.C, as trustee. N

2.3	Description of securities of Pearson plc. N

8.1	List of Significant Subsidiaries.

11.1	Insider Trading – Securities Dealing Code 2025. N

11.2	Insider Trading – PDMR Securities Dealing Code 2025. N

12.1	Certification of Chief Executive Officer.

12.2	Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer.

13.2	Certification of Chief Financial Officer.

15.1	Consent of Ernst & Young LLP.

97	Executive Compensation Clawback Policy. M

101	Inline Interactive Data File

101.INS	Inline XBRL Instance Document — The instance document does not appear in the Interactive Date File because its XBRL tags are embedded within the inline XBRL document.

104	Cover Page Interactive Data File (embedded within the inline XBRL document).

I	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2021 and filed March 30, 2022.
K	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2020 and filed April 1, 2021.
M	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2023 and filed March 14, 2024.
N	Incorporated by reference from the Form 20-F of Pearson plc for the year ended December 31, 2024 and filed March 14, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Pearson plc

/s/ Sally Johnson
Sally Johnson
Chief Financial Officer

Date: March 12, 2026